Form 20-F
period 2002-09-30
NATIONAL AUSTRALIA BANK LTD
filed 2002-11-26
CIK 833029

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

Commission file number: 1-9945

National Australia Bank Limited
(Exact Name of Registrant as Specified in Its Charter)

Australia
(Jurisdiction of Incorporation or Organization)

500 Bourke Street, Melbourne, VICTORIA, 3000 Australia
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares	New York Stock Exchange
American Depositary Shares, each representing five Ordinary Shares	New York Stock Exchange
Fully paid, Non Cumulative Preference shares, Liquidation Preference of US$12.50 per share	New York Stock Exchange
American Depositary shares, each representingeltwo Fully Paid Non Cumulative Preference shares, Liquidation Preference of US$12.50 per share	New York Stock Exchange
Exchangeable Capital units consisting of 7 1/8% Perpetual Capital Securities and Purchase Contracts	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares	1,533,920,378
Staff Share Scheme shares	919,506 paid to 25 Australian cents
Preference shares	36,008,000
National Income Securities	20,000,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒                  No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                  Item 18 ☒

Table of contents

Presentation of information
Financial highlights
Selected financial data
Business overview
Introduction
Strategy
Business operating model
Introduction to Financial Services
Financial Services Australia
Financial Services Europe
Financial Services New Zealand
Wholesale Financial Services
Wealth Management
Other
Competition
Regulation of the financial services system
Changing regulatory environment
European Economic and Monetary Union
Organisational structure
Description of property
Certain legal proceedings
Financial review
Summary
Economic outlook
Critical accounting policies
Net interest income
Net life insurance income
Other banking and financial services income
Mortgage servicing and origination revenue
Movement in the excess of net market value over net assets of life insurance controlled entities
Significant revenue
Operating expenses
Charge to provide for doubtful debts
Significant expenses
Net profit by segment
Employees
Assets and equity
Return on average equity
Earnings and dividends per share
Shareholder value
Liquidity and funding
Capital resources
Gross loans and advances
Impaired assets, provisions and allowance for loan losses
Deposits and other borrowings
Assets under management and administration
Risk management
Transactions with related and other non-independent parties
Risk factors
Accounting developments

Corporate governance
Report of the directors
Financial report
Statement of financial performance
Statement of financial position
Statement of cash flows
Notes to the financial statements
1	Principal accounting policies
2	Supplementary statement of financial position
3	Segment information
4	Revenue from ordinary activities
5	Profit from ordinary activities before income tax expense
6	Income tax expense
7	Dividends and distributions
8	Earnings per share
9	Cash assets
10	Due from other financial institutions
11	Due from customers on acceptances
12	Trading securities
13	Available for sale securities
14	Investment securities
15	Investments relating to life insurance business
16	Loans and advances
17	Provisions for doubtful debts
18	Asset quality disclosures
19	Mortgage servicing rights
20	Shares in entities and other securities
21	Regulatory deposits
22	Property, plant and equipment
23	Income tax assets
24	Goodwill
25	Other assets
26	Due to other financial institutions
27	Deposits and other borrowings
28	Life insurance policy liabilities
29	Income tax liabilities
30	Provisions
31	Bonds, notes and subordinated debt
32	Other debt issues
33	Other liabilities
34	Contributed equity
35	Reserves
36	Retained profits
37	Outside equity interest
38	Total equity reconciliation
39	Employee share, bonus and option plans
40	Average balance sheets and related interest
41	Maturity analysis
42	Interest rate risk
43	Notes to the statement of cash flows
44	Particulars in relation to controlled entities
45	Contingent liabilities and credit commitments
46	Derivative financial instruments

47	Fair value of financial instruments
48	Superannuation commitments
49	Operating lease commitments
50	Capital expenditure commitments
51	Financing arrangements
52	Related party disclosures
53	Remuneration of directors
54	Remuneration of executives
55	Remuneration of auditors
56	Fiduciary activities
57	Life insurance business disclosures
58	Reconciliation with US GAAP
59	Events subsequent to balance date
Directors' declaration
Auditors' report
Shareholder information
Form 20-F cross reference index
Principal establishments

Presentation of information

Basis of presentation

        This annual financial report is prepared in accordance with generally accepted accounting principles (GAAP) applicable in Australia (Australian GAAP), which differs in some respects from GAAP in the United States (US GAAP) (as set out in note 58 in the financial report). Comparative amounts have been reclassified to accord with changes in presentation made in 2002, except where otherwise stated.

Currency of presentation

        All currency amounts are expressed in Australian dollars unless otherwise stated. Merely for the convenience of the reader, this annual financial report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.5429 = A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (noon buying rate) on September 30, 2002.

Certain definitions

        National Australia Bank Limited is herein referred to as the Company and, together with its controlled entities, as the Group. The Company's fiscal year ends on September 30. As used herein, the fiscal year ended September 30, 2002 is referred to as 2002 and other fiscal years are referred to in a corresponding manner. The abbreviations $m and $bn represent millions and thousands of millions (ie. billions) of Australian dollars respectively. Financial statements means the Company's consolidated financial statements for the year ended September 30, 2002, September 30, 2001 and September 30, 2000 included herein at pages 115 to 266. Any discrepancies between total and sums of components in tables contained in this annual financial report are due to rounding.

Consistency of information

        The Company is required to lodge a separate preliminary final report (Appendix 4B) with Australian Stock Exchange Limited (ASX) for the year ended September 30, 2002. That Appendix 4B is in the form, and contains the information, required by the ASX Listing Rules and does not contain all of the information in this annual financial report. Otherwise, there is no material difference between the information in the audited financial report and the information in the Appendix 4B.

Forward-looking statements

        This annual financial report contains certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934. The United States Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation, so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words anticipate, believe, expect, project, estimate, intend, should, could, may, target, goal, objective, plan and other similar expressions are used in connection with forward-looking statements.

        In this annual financial report, forward-looking statements may, without limitation, relate to statements regarding:

  •
  economic and financial forecasts, including but not limited to statements under the financial review and report of the directors;

  •
  anticipated implementation of certain control systems and programs, including, but not limited to those described under the financial review—risk management; and

  •
  certain plans, strategies and objectives of management.

        Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed in the statements contained in this annual financial report. For example:

  •
  the economic and financial forecasts contained in this annual financial report will be affected by movements in interest and foreign currency exchange rates, which may vary significantly from current levels, as well as by general economic conditions in each of the Group's major markets. Such variations, if adverse, may materially impact the Group's financial condition and results of operations;

  •
  the implementation of control systems and programs will be dependent on such factors as the Group's ability to acquire or develop necessary technology or systems, its ability to attract and retain qualified personnel and the co-operation of customers and third party vendors; and

  •
  the plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which the Group has no control. In addition, the Group will continue to be affected by general economic conditions in Australia and worldwide, movements and conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies.

        There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this annual financial report.

Financial highlights

Profitability

•
Net profit attributable to members of the Company increased 61.9% to $3,373 million.

•
Net profit before significant items decreased 5.9% to $3,785 million.

        The current year's result includes the following significant items:

  •
  net restructuring costs of $412 million; and

  •
  net profit on sale of SR Investment, Inc. (formerly known as HomeSide International, Inc.) of $6 million.

        The 2001 result included the following significant items:

  •
  net profit from the sale of Michigan National Corporation of $1,681 million; and

  •
  net write-downs of mortgage servicing rights and goodwill relating to HomeSide Lending, Inc, totalling $3,617 million.

•
International activities contributed $1,672 million of net profit ($1,516 million after significant items), compared to $1,776 million in 2001 (loss of $160 million after significant items).

Net profit and significant items

Shareholder returns

•
Cash earnings per share more than doubled to 222.0 cents. Excluding significant items, cash earnings per share increased 4.9% to 248.2 cents.

•
Earnings per share increased 69.3% to 205.7 cents. Excluding significant items, earnings per share decreased 6.3% to 231.9 cents.

•
Return on average equity increased from 9.0% to 15.1%. Excluding significant items, return on average equity decreased from 18.4% to 17.0%.

•
Dividends were 147 cents per share compared with 135 cents per share last year. The final dividend of 75 cents was 90% franked.

•
Economic Value Added (EVA ®) increased 13.7% to $1,284 million.

EVA ® is a registered trademark of Stern Stewart & Co. EVA ® measures the economic profit earned in excess of the Group's cost of capital.

Cash earnings (before significant items) and dividends per share

Growth and diversification

•
Net assets grew by 7.9% in local currency terms.

•
Total assets grew by 2.7% in local currency terms.

•
Movements in exchange rates decreased total assets (in Australian dollar terms) by $7.1 billion.

•
Gross loans and advances increased 12.0% in local currency terms.

•
Assets under management and administration (off-balance sheet assets) increased 1.2% to $64.6 billion.

•
Assets under custody and administration (off-balance sheet assets) increased 5.8% to $365 billion.

Assets under control

Selected financial data

        The information hereunder has been derived from the audited financial report of the Group, or where certain items are not shown in the Group's financial report, has been prepared for the purpose of this annual financial report and should be read in conjunction with and qualified in their entirety by reference to the financial report. Comparative amounts have been reclassified to accord with changes in presentation made in 2002, except where otherwise stated.

	Group
	2002 $m	2002(1) US$m	2001(2) $m	2000(3) $m	1999 $m	1998(4) $m
Summary statement of financial performance
Australian GAAP
Net interest income	7,222	3,921	6,960	6,371	6,066	5,858
Net life insurance income	(10)	(5)	128	332	—	—
Other banking and financial services income	7,006	3,803	4,749	4,124	4,027	3,630
Mortgage servicing and origination revenue	378	205	810	640	536	323
Movement in the excess of net market value over net assets of life insurance controlled entities	(155)	(84)	510	202	—	—
Significant revenue	2,671	1,450	5,314	—	—	—
Operating expenses	8,707	4,727	6,470	5,807	5,701	5,320
Amortisation of goodwill	101	55	167	197	206	181
Charge to provide for doubtful debts	697	379	989	588	581	587
Significant expenses	3,266	1,773	6,866	204	—	749

Profit from ordinary activities before income tax expense	4,341	2,356	3,979	4,873	4,141	2,974
Income tax expense relating to ordinary activities	962	522	1,891	1,632	1,321	959

Net profit	3,379	1,834	2,088	3,241	2,820	2,015
Net profit/(loss) attributable to outside equity interest	6	3	5	2	(1)	1

Net profit attributable to members of the Company	3,373	1,831	2,083	3,239	2,821	2,014

Dividends paid/payable(5)	2,266	1,230	2,080	1,858	1,655	1,467

Adjusted to accord with US GAAP
Net income	3,499	1,899	1,866	3,051	2,862	2,099

	Group
	2002 $m	2002(1) US$m	2001(2) $m	2000(3) $m	1999 $m	1998(4) $m
Summary statement of financial position
Australian GAAP
Investments relating to life insurance business	31,012	16,836	31,381	31,103	—	—
Loans and advances (after provisions for doubtful debts)	231,300	125,573	207,797	195,492	165,620	160,001
Total assets	377,387	204,883	374,720	343,677	254,081	251,714
Total risk-weighted assets	247,838	134,551	257,513	238,589	197,096	199,476
Deposits and other borrowings	206,864	112,306	190,965	185,097	162,468	158,084
Life insurance policy liabilities	30,425	16,518	30,257	29,879	—	—
Bonds, notes and subordinated debt	22,192	12,048	24,984	21,051	13,437	15,115
Perpetual floating rate notes	460	250	507	461	383	421
Exchangeable capital units(6)	1,262	685	1,262	1,262	1,262	1,262
Net assets	23,251	12,623	23,557	21,407	18,520	15,764
Contributed equity	9,931	5,391	10,725	9,855	9,286	6,675
Ordinary shares	7,256	3,939	8,050	7,180	6,611	5,942
Equity instruments(7)	2,675	1,452	2,675	2,675	2,675	733
Total equity (excludes outside equity interest)	23,184	12,587	23,489	21,361	18,520	15,761

Adjusted to accord with US GAAP
Total assets	380,280	206,452	377,167	344,227	258,791	256,753
Total equity	24,005	13,030	23,987	21,836	19,226	16,359

	Group
	2002 $	2002(1) US$	2001(2) $	2000(3) $	1999 $	1998(4) $
Shareholder information
Australian GAAP
Cash earnings per share before significant items(8)	2.48	1.35	2.37	2.15	2.01	1.87
Cash earnings per share(8)	2.22	1.21	1.11	2.06	2.01	1.53
Earnings per share before significant items(9)
Basic	2.32	1.26	2.47	2.11	1.87	1.75
Diluted	2.21	1.20	2.43	2.08	1.83	1.72
Earnings per share(9)
Basic	2.06	1.12	1.22	2.02	1.87	1.40
Diluted	2.03	1.10	1.23	1.99	1.83	1.39
Dividends per share(5)	1.47	0.80	1.35	1.23	1.12	1.02
Dividends per American Depositary Share (ADS)(5)	7.35	3.99	6.75	6.15	5.60	5.10
Dividend payout ratio (%)(5)	71.12	38.61	111.23	61.10	60.25	73.09
Net assets per share	15.11	8.20	15.15	14.12	12.46	10.87
Share price at year-end	33.48	18.18	25.66	25.51	22.43	20.39
Number of shares at year-end (No. 000)	1,534,840	n/a	1,551,575	1,516,111	1,486,295	1,450,427

Adjusted to accord with US GAAP
Net income per share(9)
Basic	2.14	1.16	1.07	1.90	1.89	1.46
Diluted	2.08	1.13	1.09	1.84	1.84	1.44
Dividends per ADS (US$)(5)(10)	n/a	n/a	3.51	3.50	3.62	3.17
Dividends as percentage of net income (%)	64.76	35.16	111.47	60.90	57.83	69.89

	Group
	2002%	2001%	2000%	1999%	1998%
Selected financial ratios
Australian GAAP
Net profit before significant items as a percentage of
Average total assets (excluding statutory funds)	1.2	1.3	1.2	1.1	1.1
Average equity	17.0	18.4	18.1	17.3	17.8
Net profit as a percentage of
Average total assets (excluding statutory funds)	1.0	0.7	1.2	1.1	0.8
Average equity	15.1	9.0	17.3	17.3	14.3
Average equity to average total assets (excluding statutory funds)	7.2	7.3	7.3	6.7	5.9
Average net interest spread	2.4	2.3	2.4	2.5	2.6
Average net interest margin	2.7	2.7	2.9	3.0	3.2
Net profit before significant items per average full-time equivalent employee ($'000)	83.5	82.9	71.5	59.9	n/a
Gross non-accrual loans to gross loans and acceptances	0.62	0.75	0.66	0.82	0.79
Net impaired assets to total equity	4.7	5.1	4.9	6.1	6.9
Total provisions for doubtful debts to gross impaired assets	1.6	1.6	1.8	1.6	1.7
Capital — risk asset ratios(11)
Tier 1	7.8	7.5	6.6	7.8	6.4
Tier 2	3.7	3.9	4.0	2.9	3.1
Deductions	(1.3)	(1.2)	(1.3)	(0.3)	(0.3)
Total	10.2	10.2	9.3	10.4	9.2
Ratio of earnings to fixed charges(12)	1.5	1.3	1.4	1.5	1.3

Adjusted to accord with US GAAP
Net income as a percentage of
Average total assets (excluding statutory funds)	1.0	0.5	1.2	1.1	0.9
Average equity	14.7	8.0	14.9	16.4	14.4
Total equity as percentage of total assets (excluding statutory funds)	6.9	7.0	7.0	7.4	6.4
Ratio of earnings to fixed charges(12)	1.5	1.3	1.4	1.5	1.3

	Group
	2002	2001	2000	1999	1998
Other information
Total staff
Full-time and part-time	46,642	49,710	51,879	51,566	50,973
Full-time equivalent (core)(13)	41,428	44,983	47,417	45,676	46,300
Full-time equivalent(14)	43,202	47,597	49,514	46,837	n/a

Exchange rates (average and closing per A$1.00)
Average
British pound	0.3622	0.3626	0.3902	0.3934	0.3914
Euro	0.5798	0.5880	0.6310	0.5825	0.5840
United States dollar	0.5324	0.5227	0.6102	0.6404	0.6468
New Zealand dollar	1.1992	1.2474	1.2648	1.2012	1.1576
Closing
British pound	0.3474	0.3354	0.3710	0.3697	0.3480
Euro	0.5528	0.5393	0.6166	0.6146	0.5041
United States dollar	0.5440	0.4928	0.5427	0.6528	0.5934
New Zealand dollar	1.1565	1.2135	1.3351	1.2589	1.1880

	Group
	2003(15)	2002	2001	2000	1999	1998
(US$per A$1.00)
Average(16)	0.5473	0.5322	0.5221	0.6091	0.6404	0.6571
September 30		0.5429	0.4915	0.5415	0.6528	0.5930

On November 7, 2002 the noon buying rate was US$0.5660 per A$1.00.

	Group 2002
	October	September	August	July	June	May
United States dollar (per A$1.00)
High	0.5500	0.5518	0.5534	0.5688	0.5748	0.5660
Low	0.5422	0.5419	0.5280	0.5370	0.5583	0.5365

(1)
Translated at the noon buying rate on September 30, 2002 of US$0.5429 = A$1.00.

(2)
Includes amounts relating to Michigan National Corporation and its controlled entities to March 31, 2001. The Group sold this entity on April 1, 2001.

(3)
Includes amounts relating to the MLC group from July 1, 2000. The Group acquired these entities on June 30, 2000.

(4)
Includes amounts relating to SR Investment, Inc. (formerly known as HomeSide International, Inc.) from February 10, 1998, the date on which the Group acquired this entity.

(5)
Dividend amounts are for the year for which they are declared and includes issues under the bonus share plan in lieu of cash and scrip dividends. Dividends and book value per ordinary share and per American Depositary Share (ADS) calculations are based on year-end fully paid equivalent ordinary shares, adjusted for loans and rights issues as appropriate. Net profit is based on amounts attributable to ordinary shareholders after deducting distributions to other equityholders.

(6)
The exchangeable capital units of US$1 billion are recorded in this annual financial report at the historical rate of US$0.7922 = A$1.00.

(7)
Equity instruments incorporate preference shares and National Income Securities.

(8)
Cash earnings are based on earnings attributable to ordinary shareholders excluding the movement in the excess of net market value over net assets of life insurance controlled entities and goodwill amortisation.

(9)
Refer to notes 8 and 58 in the financial report for an explanation of earnings per share.

(10)
Dividend amounts are translated into US dollars per ADS (representing five fully paid ordinary shares) at the exchange rate on each of the respective payment dates for interim and final dividends. The 2002 final dividend of A$0.75 per ordinary share is not payable until December 11, 2002. Accordingly, the total US dollar dividend per ADS cannot be determined until that date.

(11)
As defined by Australian Prudential Regulation Authority (refer to "capital resources" on page 64 and "regulation of the financial services system" on page 22).

(12)
For the purpose of calculating these ratios, fixed charges are comprised of interest on all indebtedness including interest on deposits, and one-third of rental charges (which is used to be representative of an interest factor). Earnings are calculated after all operating and income deductions, except fixed charges, extraordinary items and tax based on profit and are stated before outside equity interest.

(13)
Full-time equivalent includes part-time staff (pro-rated). Core excludes contractors and casual staff.

(14)
Full-time equivalent includes part-time staff (pro-rated). Comparative information in relation to full-time equivalents has been restated to include contractors and casual staff.

(15)
Through to October 18, 2002.

(16)
The daily average of the noon buying rates.

Business overview

Introduction

        The Group is an international financial services group that provides a comprehensive and integrated range of financial products and services.

        The Company traces its history back to the establishment of The National Bank of Australasia in 1858. National Australia Bank Limited is a public limited company, incorporated on June 23, 1893 in Australia, which is the Company's main domicile. Its registered office is 24th floor, 500 Bourke Street, Melbourne, Victoria 3000, Australia. The Company operates under the requirements of the Banking Act 1959 (Cth) and Corporations Act 2001 (Cth).

        Globally, as at September 30, 2002, the Group had:

  •
  total assets of $377 billion;

  •
  almost $65 billion in assets under management and administration;

  •
  $365 billion in assets under custody and administration; and

  •
  almost 8 million banking customers and more than 2.8 million wealth management customers.

        The Company is the largest financial services institution (by market capitalisation) listed on the stock market of Australian Stock Exchange Limited. It is one of the world's top 50 financial services companies by revenues, as listed in the July 2002 edition of Fortune Magazine.

Strategy

        The Group operates as one international financial services group, delivering advice and solutions to help customers achieve their goals. Moving forward, the focus for the Group will be on creating growth through excellent relationships. To achieve this the Group will:

  •
  deliver solutions that meet customers' financial needs;

  •
  build and sustain a high performance culture;

  •
  build trusted relationships with all stakeholders;

  •
  build and manage the Group's portfolio of businesses to achieve strong and sustainable shareholder returns; and

  •
  create and leverage strategic assets and capabilities for competitive advantage.

Positioning for Growth strategic review

        In October 2001, the Group launched a program to drive long-term growth, termed Positioning for Growth. Positioning for Growth was designed to ensure that the Group continued to meet its performance objectives whilst making the investments necessary to underpin future growth.

        The program looked to strengthen and invigorate the Group through the simplification of its structure, systems and processes, and the development of its talent base. It also examined opportunities to maximise revenue, reduce cost structures and use resources more efficiently.

        In January 2002, the Group announced plans for a new corporate structure based around its principal areas of operation and designed to support clearer accountability, greater customer focus, simpler reporting and reduced bureaucracy. The new structure creates regional integrated financial services teams with broader authority and more control over distribution, products and services.

        The key elements of the new structure are:

  •
  creating three regional financial services business units—Australia, Europe and New Zealand;

  •
  Wholesale Financial Services and Wealth Management remain as global businesses (while undergoing an internal restructure);

  •
  the previous global divisions of Business and Personal Financial Services, Specialist and Emerging Businesses and National Shared Services have been integrated into the three regional financial services business units; and

  •
  the support functions of Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO are organised on a global basis; however, much of their functionality is integrated within the business units.

Business operating model

        In recent years, the Group's operating model has been a combination of global and regionally-oriented businesses. Where managing or transferring core skills or products between geographical markets gives the Group a competitive edge, a global management model has existed and where regional focus is more important, a regional management structure has existed. This approach continues; however, alignment with customers, rather than along product lines, has been strengthened to enhance the Group's relationship-based customer advocacy stance. This enables improved integration of banking, investment and insurance offerings at the customer interface.

        The Group consists of five lines of business:

  •
  Financial Services Australia;

  •
  Financial Services Europe;

  •
  Financial Services New Zealand;

  •
  Wholesale Financial Services; and

  •
  Wealth Management.

        These business lines are supported by the following global functions—Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO.

        In September 2001, a decision was taken by the Board of directors of the Company to pursue the sale of HomeSide Lending, Inc. (HomeSide US). Following this, the operating assets and operating platform of HomeSide US were sold on March 1, 2002. HomeSide US retained the mortgage servicing rights. However, on May 31, 2002, HomeSide US sold mortgage servicing rights of approximately US$12.8 billion of mortgages. On August 27, 2002, the Company entered into a contract for the sale of SR Investment, Inc., the holding company of HomeSide US. The sale closed on October 1, 2002. Refer to page 20 for a detailed discussion.

Introduction to Financial Services

        The Group's Financial Services businesses, or the retailing arms of the Group, provide a range of financial products and services tailored to the needs of their customers.

        The recent restructure has created regional businesses with broader authority and more control over distribution, products and services. Each region is managed separately with a distinct focus—Financial Services Australia, Financial Services Europe and Financial Services New Zealand.

        The Financial Services businesses in each region are organised around customer segments, with products, services and the skills of staff matched to the needs of a similar group of customers in each region. This reflects the Group's core strategy of "creating growth through excellent relationships". The aim is to develop mutually beneficial, long-term relationships with customers in each region.

        The segment-based businesses include Business, Personal, Agribusiness, Cards, Payments and Asset Finance. The segment-based businesses are supported by the specialist units of Business Development and Strategy, Channel and Process Optimisation, and Shared Services.

Business

        Business provides tailored financial solutions to its customers, which range from sole traders to multi-national businesses. This segment provides total financial solutions that span the range of products and services of the Group.

Personal

        Personal supports both retail and premium (higher net worth) customers, with a strong focus on tailoring financial solutions to meet all its customers' personal financial needs. This segment is committed to having the most effective sales organisation and highest standards of service.

Agribusiness

        Agribusiness is dedicated to serving the agricultural sector and concentrates solely on meeting the needs of primary producers, service providers to agriculture and processors of agricultural produce. With this focus, Agribusiness has a strong understanding of the financial needs of agricultural business.

Cards

        Cards manages the Group's credit card business (predominantly Visa and MasterCard).

Payments

        Payments is responsible for the processing and completion of payment transactions and the development of payment processes and systems, particularly in e-commerce.

Asset Finance and Fleet Management

        Asset Finance and Fleet Management specialises in plant, equipment and motor vehicle leasing, as well as the broader area of fleet management. While Asset Finance is a segment-based business, Fleet Management is run on a global management model. On September 28, 2002, a controlled entity of the Company, Custom Fleet (NZ) Limited, entered into an agreement to purchase the New Zealand-based Hertz Fleetlease Limited and its Australian-based controlled entity, Hertz Lease Ltd. This transaction settled on November 1, 2002. The purchase provides Fleet Management with a solid position in both the Australian and New Zealand markets.

Business Development and Strategy

        Business Development and Strategy represents the centralisation of strategy, marketing and product development within the retailing operations in each region.

Channel and Process Optimisation

        Channel and Process Optimisation is responsible for the back office offerings and quality delivery of retail products and services. It focuses on distribution and channel management.

Shared Services

        Shared Services enables the Group to more readily take an end-to-end perspective on what it does and to give greater control over the services provided to meet the needs of local customers more effectively. It comprises operational services—Collections, Corporate Real Estate, Lending Services, Strategic Sourcing and Transaction and Business Services. Within Shared Services, the Group undertakes a number of specialised business activities through its controlled entities and its business units. These include a property owning company, NBA Properties Limited, which, with its subsidiary companies, is primarily an owner of the Group's business-related properties.

Financial Services Australia

        Financial Services Australia is the Australian retailing arm of the Group that provides a range of financial products and services that consistently meet the full financial needs of its 3.4 million customers in Australia.

        At September 30, 2002, Financial Services Australia had 19,100 full-time equivalent employees.

        The Group is one of the largest providers of financial services in Australia. It is the largest provider of financial services to business (measure: credit outstandings, source: Greenwich Associates, date: June 2002).

        The Group's strong position in business markets is the result of initiatives over a number of years, centred on a relationship management model. These initiatives have included the development of Business and Agribusiness banking teams with specialist knowledge and a sound understanding of the financial needs of businesses.

        Services to business customers comprise a range of deposit, lending and payment facilities supplemented with a number of other financial services. These services include treasury, asset finance, equity finance, nominee and custodian services, corporate trustee services and insurance and investment products.

        Business customer sales and relationship management are primarily conducted through a network of business banking centres and business banking suites.

        In the personal segments, the Group has implemented a relationship management approach for the top 20% of the customer base, with responsibility for managing different wealth segments allocated between Wealth Management and Financial Services Australia. Financial Services Australia has dedicated bankers to pro-actively manage the portfolios of these customers, and uses a range of specialists such as financial advisers and estate planners to meet their more complex needs. Retail customers are able to access the Group's products and services through the branch network, contact centres, certain Australia Post outlets, automatic teller machines (ATMs) and the internet.

        The acquisition and integration of the MLC group has resulted in the provision of additional expertise and services to both staff and customers. This has been reflected in the continued strong performance of the financial planning force, which is now established in all consumer and business segments.

        Customer transactions, sales and enquiry services are provided through a network of branches and electronic distribution channels. The Group has almost 800 branches and 152 banking centres in Australia and in addition to those outlets personal customers are able to conduct transactions at over 2,900 Australia Post outlets. The number of ATMs has also increased to over 1,650. Customers are also able to conduct a range of product purchases and transactions and source information services via the internet, by telephone, by email, through contact centres, or through an extensive network of point of sale (EFTPOS) terminals. Only 9% of all transactions (by value) are now carried out through the branch network, reflecting changing customer preferences.

        These channels are supported by customer relationship management systems, data warehouses and lead generation systems. These provide bankers with integrated customer information to better service and meet the needs of customers.

        Refer to page 46 for detailed information of the financial performance of Financial Services Australia.

Financial Services Europe

        Financial Services Europe is the European retailing arm of the Group that provides a range of financial products and services tailored to the needs of its 3.5 million customers in Great Britain and Ireland.

        At September 30, 2002, Financial Services Europe had 11,900 full-time equivalent employees.

        The Group's retailing activities in Europe (Great Britain and Ireland) operate under four brands. A brief discussion of the activities in Great Britain and Ireland follows.

Great Britain

        The focus of the Group in Great Britain has been to grow the business and consumer segments by implementing relationship management models, which have been successfully adopted elsewhere in the Group. This is supported by the introduction of innovative products and services (such as Rapid Repay mortgages), and continued investment in alternative channels to assist customers by extending the range of channels with which they can choose to manage their financial affairs.

        The Group has 491 outlets in Great Britain (of which three are located in London), including 89 business banking centres and premium outlets. These are supported by two customer contact centres (which also service the Group's Irish operations), internet facilities and 933 ATMs.

        The Group's regional banks in Great Britain are Clydesdale Bank in Scotland and Yorkshire Bank in northern England. Each bank offers a broad range of financial services to both retail and business customers.

        Clydesdale Bank is one of the major banks in Scotland, with a strong business customer franchise, and has been part of the Group since 1987. Yorkshire Bank was acquired in 1990 and is a significant player in its natural marketing area of Yorkshire and the surrounding counties. Yorkshire Bank has a strong consumer franchise, with a growing business segment.

Ireland

        The primary aims of the Group in Ireland are consistent with those in Great Britain: to grow the relationship management segments while investing in integrated channels. The focus over the past year has been on continuing the integration of support areas to better use the Group's resources and achieve scale economies.

        The Group has 154 outlets in Ireland, including 21 business banking centres and premium outlets. These are supplemented with a network of 264 ATMs, an internet presence and access to the customer contact centres in Great Britain.

        The Group has owned Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland since 1987. Each bank offers a broad range of financial services.

        Northern Bank is one of the largest banks in Northern Ireland (measure: main current accounts, source: MORI/MRC, date: March 2002), and over recent years has expanded its profile in the consumer segment.

        National Irish Bank's primary strength is in the consumer segment. It has benefited from the introduction of innovative financial products and strong growth in the economy of the Republic of Ireland during the past three years.

        Refer to page 46 for detailed information of the financial performance of Financial Services Europe.

Financial Services New Zealand

        Financial Services New Zealand is the New Zealand retailing arm of the Group that provides a range of financial products and services tailored to the needs of its more than 960,000 customers in New Zealand.

        At September 30, 2002, Financial Services New Zealand had 3,900 full-time equivalent employees.

        The Group's retailing activities in New Zealand operate under the Bank of New Zealand (BNZ) brand.

        BNZ was acquired by the Group in 1992. BNZ has a strong brand position in the New Zealand market with comprehensive coverage across the country. It offers a range of financial services and is one of the largest financial service providers in New Zealand (measure: credit outstandings, source: Reserve Bank of New Zealand, date: June 2002). BNZ enjoys a leadership position in the cards market with innovative solutions including GlobalPlus (measure: outstandings, source: ACNielsen, date range: January-June 2002).

        Growth in these segments is being driven through BNZ's customer relationship management strategy called TOPS. TOPS is a computer-based system that notifies staff of trigger events from customer transactional activity and milestone attainment, resulting in customers being contacted by BNZ at a time when they need it. The system has been developed from the Group's leading and award-winning customer relationship management platform.

        The ongoing enhancement of the physical distribution network, coupled with improved technology, automation and functionality through electronic and remote channels, continues to be a core strategy. BNZ's vision is to provide customers with tailored financial solutions, which are deliverable through a range of convenient and cost-effective channels.

        The distribution network is comprised of 183 outlets including 19 business banking centres, 383 ATMs, and shared access to an extensive nationwide EFTPOS network. BNZ also has well-established telephone banking capabilities and in 2002 launched an improved internet banking service now catering for almost 100,000 active users.

        Refer to page 47 for detailed information of the financial performance of Financial Services New Zealand.

Wholesale Financial Services

        Wholesale Financial Services manages the Group's relationships with large corporations, banks, financial institutions, supranationals (such as development banks) and government bodies. It operates in Australia, Europe, New Zealand, New York and Asia (Hong Kong, Singapore, Seoul and Tokyo). Each region has a dedicated leadership team to provide local, accessible senior management for customers.

        At September 30, 2002, Wholesale Financial Services had 2,500 full-time equivalent employees.

        Wholesale Financial Services comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Custodian Services and a Support Services unit.

Corporate Banking

        Corporate Banking is responsible for the Group's relationships with large corporations and provides corporate lending products and other financing solutions. Customer teams are selected to provide the appropriate blend of relationship management, industry knowledge and product skills.

        Customer coverage is organised along industry segment lines to promote specialist knowledge and understanding. There are five major industry segments: consumer goods and services; telecommunications, media and technology; industrials, materials and health care; energy and utilities; and property and construction finance.

Markets

        Markets focuses on traded products and risk management solutions. It provides foreign exchange, money market, commodities and derivatives products globally through a dedicated 24 hour dealing capability. These products assist both Wholesale Financial Services' customers and the Group's business customers to manage their diverse financial risks.

        Markets is active in the debt capital markets, securitisation and loan syndications markets, helping customers to diversify their financing arrangements and supplying investors with a variety of asset classes.

        Markets also manages the liquidity portfolio for the Group in each of its major markets. It assists in interest rate risk management and provides short-term funding for the Group.

Specialised Finance

        Specialised Finance supplies a range of financial solutions utilised in large-scale, complex transactions such as project finance, structured finance and acquisition finance.

        Using its specialised knowledge of the respective legal, commercial, regulatory and financial implications of these transactions, it develops innovative financing structures for customers.

Financial Institutions Group

        Financial Institutions Group manages the Group's relationships with banks, other financial institutions (insurance and fund managers), supranationals and government bodies; this includes the Group's correspondent banking relationships.

Custodian Services

        Custodian Services provides custody and related services to foreign institutions, superannuation funds, government bodies, fund managers, insurance companies and other entities within Australia, New Zealand and Great Britain.

        The key products offered include sub-custody, global custody, master custody, investment administration outsourcing, trustee services (Great Britain only), securities lending and cash deposit facilities.

        The Company, through Custodian Services, is one of the largest custodian banks in Australia (measure: assets under custody and administration, source: Australian Custodial Services Association, date: June 2002). Globally, Custodian Services had assets under custody and administration of $365 billion at September 30, 2002.

Support Services

        Support Services is responsible for the management of the operating platform for Wholesale Financial Services, including technology, operations, portfolio management, human resources, finance and marketing. Technology and operations have two regional hubs (Australia and Europe) to promote efficiency, optimise future investment and provide common product capability across five geographic regions.

        Refer to page 47 for detailed information of the financial performance of Wholesale Financial Services.

Wealth Management

        Wealth Management manages a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. It operates in Australia, New Zealand, Europe (Great Britain and Ireland) and Asia (Hong Kong, Thailand and Indonesia).

        At September 30, 2002, Wealth Management had almost $65 billion in assets under management and administration and more than 2.8 million customers. It is the second largest retail fund manager in Australia with a 14.5% market share (source: ASSIRT, June 2002).

        As at September 30, 2002, Wealth Management had 5,500 full-time equivalent employees.

        Wealth Management applies a manager of managers investment approach that involves investment manager research, selection, blending and ongoing monitoring—using a range of specialist investment managers providing a specific mix of strategies. It is the fourth largest pure manager of managers organisation in the world (measure: assets under management, source: Cerulli Report, date: July 2002), with over 16 years experience in both advice and investing.

        Over $200 million is to be invested in the Australian operations of Wealth Management over the next three to four years. This is expected to enhance the Group's capabilities to be the preferred business partner for financial advisers, and lead the market evolution towards the provision of quality advice across the entire spectrum of a customer's financial needs. This includes insurance, investment advice, debt management, tax planning and estate planning to help customers achieve their financial and lifestyle goals.

        The Group is focused on exporting Wealth Management's domestic capabilities across the international businesses, which are in different stages of the financial services market evolution.

        Wealth Management is dedicated to being a leading provider of financial services to retail and corporate customers and business partner of choice for financial advisers.

        Wealth Management is comprised of the following business units—Investments, Insurance and Other.

Investments

        Investments provides the following business activities:

  •
  funds management, covering superannuation and investment services to retail and corporate customers;

  •
  funds administration, supplying retail customers with the ability to direct their investments to fund managers and investment products of their choice, through one point of service;

  •
  asset management, providing investment management advisory services including research, selection and monitoring of investment managers under a multi-manager, multi-style approach, which underpins Wealth Management's investment offerings; and

  •
  online investing, providing self-directed investors with portfolio services and access to share trading and retail managed funds at wholesale rates.

Insurance

        Insurance supplies retail insurance (covering life insurance, income insurance and general insurance agency) and group insurance for members of a corporate, business or club.

Other

        Other businesses within Wealth Management incorporate the Private Bank and Distribution.

        Private Bank focuses on relationship management using a range of specialists including financial advisers and estate planners to meet customers' more complex needs.

        Distribution provides ongoing recruitment, training and development of financial advisers to the Group's multiple dealership groups. Further, it offers a number of business platforms and support services to financial advisers so as to support the delivery of quality financial planning services and help customers achieve their financial and lifestyle goals.

        Refer to page 48 for detailed information of the financial performance of Wealth Management.

Other

Support functions

        The Group's support functions focus on strategic and policy direction for the Group and incorporate the following units: Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO. While these support functions are organised on a global basis, many of their operations are integrated within the Group's business lines and their contribution to the Group is reported within the results of those businesses.

HomeSide US

        HomeSide Lending, Inc. (HomeSide US), based in Jacksonville, Florida, was acquired by the Group in 1998.

        In September 2001, a strategic decision was taken by the Board of directors of the Company to pursue the sale of HomeSide US, after reviewing its position within the Group's core strategies of banking and wealth management.

        The Group commissioned a report by New York law firm Wachtell, Lipton, Rosen & Katz, in conjunction with US regulatory consultants Promontory Financial Group LLC on the events surrounding last year's write-downs at HomeSide US. While the report remains confidential, the Group released the report's conclusions on January 21, 2002. The review found no evidence that the Company's directors or executives were derelict in their duties.

        As a response to the conclusions in the review, the Board of directors undertook the actions including the following:

  •
  senior executives skilled in finance and risk management appointed to and to remain as members of the executive teams of all major subsidiaries, regardless of the type of business;

  •
  current policies and processes were reviewed to ensure that in the future all issues identified during due diligence investigations are approrpriately dealt with; and

  •
  internal audit processes were revised to enhance the level of oversight by the audit committee of controlled entity company audit issues.

        The operating assets and operating platform of HomeSide US were sold to Washington Mutual Bank, FA. on March 1, 2002. HomeSide US retained the mortgage servicing rights and outsourced the servicing of the underlying loans, through a sub-servicing agreement, to Washington Mutual Bank, FA.

        On May 31, 2002, HomeSide US sold mortgage servicing rights of approximately US$12.8 billion of mortgages, representing approximately 8% of its mortgage servicing portfolio.

        Further, on August 27, 2002, the Group agreed to sell all of its shares in SR Investment, Inc. (formerly known as HomeSide International, Inc.), the parent entity of HomeSide US, to Washington Mutual Bank, FA. The sale has resulted in the complete disposal of HomeSide US and the associated mortgage servicing rights. The sale closed on October 1, 2002. For further details refer to "material contracts" on page 281 of this annual financial report.

Competition

        The Australian financial system is characterised by a large number of traditional and new players and well-developed equity and, more recently, corporate bond markets. There are four major national banks (including the Company) and many other financial conglomerates with national operations offering a complete range of financial services as well as a number of smaller regional institutions and niche players. Mutual societies have been a force in the Australian financial system, although many have demutualised over the past several years to capture capital-related and other competitive advantages. These institutions have also widened their portfolio of products and services from insurance, investments and superannuation (pensions) to compete in the markets traditionally serviced by banks. Competition also comes from numerous Australian and, in many cases, international non-bank financial intermediaries including investment/merchant banks, specialist retail and wholesale fund managers, building societies, credit unions and finance companies. More recently, product and functional specialists have also emerged as important players in, eg. household and business mortgages, credit cards and other payment services. The rapid development and acceptance of the internet and other technologies have increased competition in the financial services market and improved choice and convenience for customers.

        These forces are evident across all of the Group's businesses in each of its geographic markets. Within the broader financial services industry, increased competition has led to a reduction in operating margins only partly offset by fees and other non-interest income and increased efficiencies. The latter has been largely achieved through greater investment in new technologies for processing, manufacturing and retailing products and services. These trends towards increasingly contestable markets offering improved access, wider choice and lower prices are expected to continue in the future.

        In a number of countries, regulatory authorities have been reviewing competition issues, including the UK Competition Commission with regard to small business banking, the Reserve Bank of Australia (RBA) with regard to the payments system, and the review of the Trade Practices Act 1974 (Cth) being undertaken by a committee chaired by Sir Daryl Dawson.

        In March 2002, the UK Competition Commission issued its conclusion on its inquiry into the small to medium enterprise banking market. The Commission found that major banks in England, Scotland and Northern Ireland, including Clydesdale Bank and Northern Bank, were acting as part of a complex monopoly. Yorkshire Bank was not named as part of the complex monopoly, due to its relatively small share of the English market.

        As a result of the Commission's proposals, the four largest clearing banks operating in England are required to comply with a pricing remedy from January 1, 2003. This remedy will result in these banks offering their small to medium enterprise banking market customers a more competitive proposition.

        The adoption of remedies by the four largest clearing banks may have a material impact on the results and operations of Clydesdale and Yorkshire Banks and Northern Bank, as the pricing remedies will directly influence the market within which they operate.

        In the short-term this is expected to have an impact on the results and operations of banks operating in the UK, including an adverse material impact on the results and operations of Clydesdale and Yorkshire Banks and Northern Bank. Banks operating in the UK have not stated which of the pricing options they will offer their small to medium enterprise banking market customers, therefore it is not known at this time how the UK market will react. Clydesdale and Yorkshire Bank's and Northern Bank's senior management have worked through scenarios of the market's reaction, including consideration of the financial impact of these scenarios. The impact on future results and operations of Clydesdale and Yorkshire Bank and Northern Banks will be dependent upon this market reaction.

        In August 2002, the RBA released its reforms on the credit card payment system in Australia. These reforms provide merchants with the ability to surcharge credit charge transactions, allow non-banks to issue and acquire credit cards and significantly reduce interchange fees (ie. the fees banks pay one another to balance costs). The Group expects very little impact in 2003, as the interchange fee reduction is not required to be implemented until October 31, 2003. However, the Group is currently exploring and modelling its available options following the release of these reforms. In relation to 2004 and future years, the impact of the reduction in interchange fees on revenues and expenses of the Group will be dependent upon the outcome of this modelling exercise and any strategic decisions undertaken.

        The Committee reviewing the Trade Practices Act 1974 (Cth) had not reported its findings as at the date of this report, but is expected to do so by the end of November 2002.

Regulation of the financial services system

Australia

        The Australian Prudential Regulation Authority (APRA) has responsibility for the prudential and regulatory supervision of Australian deposit takers (referred to as "authorised deposit-taking institutions" (ADIs), which comprise banks, building societies, and credit unions) as well as insurance companies, superannuation funds, and friendly societies.

        The RBA has overall responsibility for monetary policy, financial system stability and, through a Payments System Board, payments system regulation including the operations of Australia's real-time gross settlement system.

        The Australian Securities and Investments Commission (ASIC) and the Australian Competition and Consumer Commission have responsibility for certain consumer protection measures. ASIC has primary responsibility for market integrity and disclosure issues.

        The Banking Act 1959 (Cth) allows APRA to issue prudential standards that, if breached, can trigger legally enforceable directions. Proposed amendments to the Act will require an ADI to inform APRA of breaches of prudential requirements, and also of any materially adverse events. The amendments also include "fit and proper" tests for directors and senior management of ADIs.

        APRA's prudential framework for ADIs includes prudential standards covering liquidity, credit quality, market risk, capital adequacy, audit and related arrangements, large exposures, equity associations, outsourcing, and funds management and securitisation. APRA is also expected to finalise draft standards covering board composition and the supervision of conglomerates, which contain an ADI.

        APRA carries the responsibility for depositor protection in relation to the ADIs it supervises. To achieve this, it has strong and defined powers to direct the activities of an ADI in the interests of depositors or when an ADI has contravened its prudential framework. These "direction powers" enable APRA to impose correcting action without assuming control.

        APRA requires banks to provide regular reports covering a broad range of information, including financial and statistical data relating to their financial position and prudential matters. APRA gives special attention to capital adequacy (refer to "capital adequacy" on page 65 for current details), sustainability of earnings, loan loss experience, liquidity, concentration of risks, potential exposures through equity investments, funds management and securitisation activities and international banking operations.

        In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective on-site visits by specialist teams to overview discrete areas of banks' operations. These include asset quality, market risk and operational risk reviews and formal meetings with banks' senior management and external auditors.

        APRA has also formalised a consultative relationship with each bank's external auditors with the agreement of the banks. The external auditors provide additional assurance to APRA that prudential standards agreed with the banks are being observed, and that statutory and other banking requirements are being met. External auditors also undertake targeted reviews of specific risk management areas selected at the annual meeting between the bank, its external auditors and APRA. In addition, each bank's chief executive officer attests to the adequacy and operating effectiveness of the bank's management systems to control exposures and limit risks to prudent levels.

        There are no formal prohibitions on the diversification by banks through equity involvements or investments in subsidiaries. However, without the consent of the Treasurer of the Commonwealth of Australia, no bank may enter into any agreement or arrangement for the sale or disposal of its business (by amalgamation or otherwise), or for the carrying on of business in partnership with an ADI, or effect a reconstruction.

Non-Australian jurisdictions

        APRA, under the international Basel framework, now assumes the role of "home banking supervisor" and maintains an active interest in overseeing the operations of the Group, including its offshore branches and subsidiaries.

        The Group's branches and banking subsidiaries in Europe (Great Britain and Ireland), New Zealand and the US are subject to supervision by the Financial Services Authority, Central Bank of Ireland, Reserve Bank of New Zealand (RBNZ), and the Office of the Comptroller of the Currency, respectively.

        In Great Britain and Ireland, the local regulatory frameworks are broadly similar to those in force in Australia. Each of the banking regulatory authorities in these countries has introduced risk-based capital adequacy guidelines in accordance with the framework developed by the Basel Committee on Banking Supervision.

        The emphasis of the RBNZ's regulatory approach is primarily on enhanced disclosure and directors' attestations to key matters. Under conditions of registration, banks are required to comply with minimum prudential and capital adequacy requirements. The RBNZ monitors banks' financial condition and conditions of registration, off-site, principally on the basis of published disclosure statements.

        In other offshore areas of activity, the Group is subject to operating requirements of relevant local regulatory authorities.

Changing regulatory environment

        Both within the financial services industry and more generally, businesses are working within a changing regulatory environment. There is a heightened emphasis on corporate governance, disclosure, accounting practices and audit oversight. During the year, the US introduced broad legislation in these areas which applies to the Company. The Australian Commonwealth Government has also released its own corporate and audit reform proposals, known as CLERP 9. The Group has an excellent record of corporate governance and has in place standards which have been externally recognised as according with best practice (refer to "corporate governance" for further details of the Horwath 2002 corporate governance report).

        In addition to these legislative initiatives, regulators are taking actions that indicate a more pro-active approach to regulation in these areas. The US Securities and Exchange Commission is increasing its review of filings, ASIC has announced a new accounting surveillance project directed to areas of accounting abuse recently uncovered in the US and Australian Stock Exchange Limited (indirectly through the ASX Corporate Governance Council) and New York Stock Exchange, Inc. are promulgating enhanced corporate governance guidelines. Further, APRA has recently increased its focus on corporate governance by engaging an external party to provide rating and analysis of large, regulated institutions. APRA has also introduced a new internal rating system to guide supervisory resource allocation. The rating system includes explicit assessment of corporate governance matters.

        ASIC is placing increased focus upon accounting for capitalised and deferred expenses, recognition of revenue, and recognition of controlled entities and assets. The Group's accounting policies in relation to these items are disclosed in note 1 to the financial report. The Group complies with all applicable Australian accounting standards.

        Areas other than governance and audit are also the subject of substantial regulatory change. Measures have been adopted to restrict the financial capacity of terrorists and terrorist organisations. International standards for determining capital adequacy are changing under the Basel II Capital Accord. The regulation of the Australian financial sector has recently been significantly altered by the Financial Sector Reform Act 2001 (Cth), and the Australian Bankers Association recently released a revised Code of Banking Practice, which is supported by the Group. There has also been particular regulatory emphasis within Australia and elsewhere on privacy and the use of customer information.

        The Group manages its regulatory obligations within a global compliance framework, and has a strong culture of compliance. It intends to maintain this standard of compliance within the changing regulatory environment and has appropriate measures in place to deal with the regulatory developments impacting on the Group.

        Within the context of regulatory change, the Group will test and challenge its existing practices and procedures and take those steps necessary to maintain its position at the forefront of good governance practices. The Group is also enhancing its ability to manage regulatory change, implementing a new program to assist in the effective detection, co-ordination and implementation of change across business units and geographic regions. The aim of this new program is to leverage off the considerable experience accumulated in recent compliance initiatives such as the introduction of the goods and services tax, the reform of the financial sector and the introduction of privacy principles. In this way, the Group will enhance its existing capabilities in handling the impact of regulatory change on the Group's operations to meet the high standards of regulatory compliance expected by the Board of directors and management.

European Economic and Monetary Union

        January 2002 saw the successful introduction of euro notes and coin across the 12 countries in the eurozone in replacement of national currency denominations. The Group's own program as part of this historic event was implemented as planned in National Irish Bank and other affected business entities.

        In the UK, the existing Government is committed to the entry of the UK into European Economic and Monetary Union (EMU), subject to certain economic criteria being met and a national referendum in favour of UK entry, while the opposition remains uncommitted. Against this uncertain background, the Group has assessed the impact that UK entry into EMU might have and has laid the foundations of a program to prepare for such entry should it occur. The Group continues to monitor the UK Government and industry developments so that its operations will not be disrupted whatever the eventual outcome. The Group is also seeking to ensure that it can continue to service its customers as the use of the euro in business evolves.

        Further developments in respect of EMU and possible UK entry are not expected to have a materially adverse effect on the Group. However, it is not possible to predict all strategic practical implications of EMU and there may be other key potential impacts. Where the Group is relying on third parties to provide EMU-related services, there can be no guarantee that they will supply those services in a timely manner, but it is not expected that the late provision of those services would disrupt materially the Group's operations during any transitional period.

Organisational structure

        National Australia Bank Limited is the holding company for the Group, as well as the main operating company. During 2002 the Company had eight main operating subsidiaries: Bank of New Zealand, Clydesdale Bank PLC, MLC Limited, National Wealth Management Holdings Limited, National Irish Bank Limited, Northern Bank Limited, SR Investment, Inc. (formerly HomeSide International, Inc.) and Yorkshire Bank PLC. On August 27, 2002, the Company entered into a contract for the sale of SR Investment, Inc. The sale closed on October 1, 2002.

        Refer to note 44 in the financial report for details of the principal controlled entities of the Group.

Description of property

        The Group operates about 2,000 outlets and offices worldwide, of which 51% are in Australia, with the largest proportion of the remainder being in Great Britain. Approximately 19% of the 2,000 outlets and offices are owned directly by the Group, with the remainder being held under commercial leases.

        In June 2001, the Company announced that Lend Lease Corporation Limited had won the bid to develop its new office complex at Victoria Harbour in the Docklands precinct of Melbourne, Australia. The Company entered into an agreement to lease two commercial buildings in the precinct, and the leases are expected to commence in November 2003 and August 2004, respectively. Construction is now well underway, with plans for more than 3,500 staff to move into the buildings at the commencement of the leases. The principles behind the design and workstyle practices employed at Docklands (ie. those of a single working team) are to be representative of the way that the Group wants to operate at all its locations in the future.

        The Group's premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group's current and future operations.

Certain legal proceedings

        Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business. For further information on contingent liabilities of the Group, including those relating to Australian Market Automated Quotation (AUSMAQ) System Limited litigation, refer to note 45 in the financial report. The Group does not consider that the outcome of any proceedings, either individually or in aggregate, is likely to have a material effect on its financial position. Where appropriate, provisions have been made.

Financial review

Summary

	Group
	2002 $m	2001 $m	2000 $m
Net profit	3,379	2,088	3,241

Adjust for significant items:
Significant revenue	(2,671)	(5,314)	—
Significant expenses	3,266	6,866	204
Attributable income tax expense/(benefit)	(189)	384	(68)

Significant expenses after tax	406	1,936	136

Net profit before significant items	3,785	4,024	3,377

Net profit attributable to members of the Company	3,373	2,083	3,239
Adjust for:
Distributions	(187)	(213)	(198)
Significant expenses after tax	406	1,936	136
Movement in the excess of net market value over net assets of life insurance controlled entities (after tax)	152	(333)	(146)
Amortisation of goodwill	101	167	197

Cash net profit before significant items	3,845	3,640	3,228

Year ended 30 September 2002 compared with year ended 30 September 2001

        Net profit of $3,379 million in 2002, increased $1,291 million or 61.8% compared with 2001.

        Significant items are those individually significant items included in profit from ordinary activities. The 2002 result included the following significant items:

  •
  $412 million (after-tax) of restructuring expenses paid/provided for; and

  •
  $6 million net profit on sale of SR Investment, Inc., including its controlled entity, HomeSide Lending, Inc. (HomeSide US), which conducted the Group's mortgage servicing rights business in the US.

        The 2001 result included the following significant items:

  •
  $1,681 million net profit on sale of Michigan National Corporation and its controlled entities; and

  •
  $3,617 million (after-tax) write-downs of mortgage servicing rights and goodwill relating to HomeSide US.

        Net profit before significant items of $3,785 million in 2002, decreased $239 million or 5.9% compared with 2001. On a cash basis, net profit before significant items of $3,845 million in 2002, increased $205 million or 5.6% compared with 2001.

        Net interest income of $7,222 million in 2002, was $262 million or 3.8% higher than 2001. This was driven by asset growth, particularly in relation to housing lending and a 4 basis point decrease in net interest margin to 2.67%. The fall in margin largely resulted from the loss of contribution of Michigan National Corporation following its sale and the impact of product mix in Financial Services Australia.

        Net life insurance income decreased by $138 million to $(10) million in 2002, from $128 million in 2001. This was driven by a decline in investment revenue resulting from uncertain global equity markets in the second half of the year and an increase in claims more than offsetting higher premium and related revenue.

        Other banking and financial services income of $7,006 million in 2002, was $2,257 million or 47.5% higher than 2001. Excluding the proceeds received from the sale of HomeSide US's operating assets and operating platform of $2,314 million, other banking and financial services income was down 0.1%. This was driven by a decline in treasury-related income resulting from subdued foreign exchange and interest rate market volatility, partially offset by fee growth as housing and card volumes grew.

        Mortgage servicing and origination revenue of $378 million in 2002, was $432 million or 53.3% lower than 2001. Servicing fees declined as a result of higher prepayment activity. Following the sale of HomeSide US's operating assets on March 1, 2002, origination revenue was no longer derived by the Group.

        The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $155 million in 2002, a decrease of $665 million from 2001, impacted by the effect of assumption and experience changes underlying the valuation.

        Total expenses (before goodwill amortisation, significant expenses and the charge to provide for doubtful debts) of $8,707 million in 2002, were $2,237 million or 34.6% higher than 2001. Excluding the carrying value of HomeSide US's operating assets and operating platform sold and other expenses attributable to the sale of $2,322 million, total expenses were down 1.3%, largely driven by a reduction in employee numbers during the year.

        The charge to provide for doubtful debts of $697 million in 2002, was $292 million or 29.5% lower than 2001. The current year's charge was impacted by a review of the loan portfolio with regard to reducing its risk profile.

Year ended 30 September 2001 compared with year ended 30 September 2000

        Net profit of $2,088 million in 2001, decreased $1,153 million or 35.6% compared with 2000.

        The 2001 result included the following significant items:

  •
  $1,681 million net profit on sale of Michigan National Corporation and its controlled entities; and

  •
  $3,617 million (after-tax) write-downs of mortgage servicing rights and goodwill relating to HomeSide US.

        The 2000 result included $136 million (after-tax) of restructuring and business integration costs, which were classified as significant expenses.

        Net profit before significant items of $4,024 million in 2001, increased $647 million or 19.2% compared with 2000. On a cash basis, net profit before significant items of $3,640 million in 2001, increased $412 million or 12.8% compared with 2000.

        Net interest income of $6,960 million in 2001, was $589 million or 9.2% higher than 2000. This was driven by asset growth and reduced funding costs, partly offset by lower deposit margins and the impact of the sale of Michigan National Corporation and its controlled entities on April 1, 2001.

        Net life insurance income of $128 million in 2001, was $204 million or 61.4% lower than 2000, primarily driven by a decline in investment revenue (offset by a decrease in policy liabilities).

        Other banking and financial services income of $4,749 million in 2001, was $625 million or 15.2% higher than 2000. This was largely a reflection of the first full year's contribution of the MLC group, which drove higher fee, commission and other income, and increased treasury-related income.

        Mortgage servicing and origination revenue of $810 million in 2001, was $170 million or 26.6% higher than 2000, driven by higher production volumes.

        The movement in the excess of net market value over net assets of life insurance controlled entities of $510 million in 2001, increased $308 million or 152.5% from 2000.

        Total expenses (before goodwill amortisation, significant expenses and the charge to provide for doubtful debts) of $6,470 million in 2001, were $663 million or 11.4% higher than 2000. This was driven by higher personnel expenses, occupancy costs and software amortisation, and the first full year's contribution from the MLC group.

        The charge to provide for doubtful debts of $989 million in 2001, was $401 million or 68.2% higher than 2000. This mainly reflected the impact of a small number of large corporate exposures in Australia, as well as loan growth and macro-economic conditions.

Adjusted to accord with US GAAP

        Prepared in accordance with US GAAP, consolidated net income for the year to September 30, 2002 was $3,499 million compared to $1,866 million in 2001 and $3,051 million in 2000. Note 58 in the financial report discloses reconciliations of the Group's financial statements for the last three years for any significant adjustments to Australian GAAP, which would be reported in applying US GAAP. There were no individually material adjustments between US GAAP net income and Australian GAAP net profit attributable to members of the Company for the years ended September 30, 2002, 2001 and 2000, other than those disclosed in note 58 in the financial report.

Economic outlook

        This section contains forward-looking statements. Refer to "forward-looking statements" on page 4.

        Although the world economy has been experiencing its worst downturn since the recession of the early 1990s, there have been large variations between the economies and markets in which the Group operates. The US, key euro-area economies and much of East Asia fell into recession in 2001 and there are still questions around the timing, sustainability and strength of the recovery that emerged earlier this year.

        By contrast, business conditions have generally been better in Australia, New Zealand and the UK—economies that contain the bulk of the Group's assets. Within that generally favourable performance, there have been some common trends as well as some marked disparities between regions and markets. Among the common trends have been strong house prices, particularly in Australia and the UK, and resilient consumer spending. This has fuelled continued expansion in home mortgage lending and consumer credit. Manufacturing, on the other hand, has fared much worse. The communications, telecommunications and media sectors have also continued to weaken following the burst of the high technology bubble.

        The emergence of two-track economies, with the housing and consumer markets faring much better than industrial sectors, has been especially prevalent in the UK, Australia and the US. The housing market in the latter has even stayed strong despite the recession that hit the economy last year. Within the UK, the two-track economy has had the usual consequences in terms of variations in economic conditions across the regions. Those areas dependent on manufacturing have seen much lower growth than in the previous few years and where high technology industries have loomed large in industrial structure (notably Central Scotland) output has slowed very sharply.

        The parallels in recent economic conditions between the Group's main areas of operation mean that there are similarities in their economic risks and vulnerabilities for the next year. Across several of the Group's main markets, there are concerns that house prices could soften after recording rapid growth in the past five years. So far, only one housing market has experienced a softening after previous strong growth (Republic of Ireland) and the end of that boom has not turned into a price bust.

        Another widespread concern centres on the accumulation of larger amounts of household debt, the result of consumers' increased gearing associated with lower interest rates. In Australia, debt-servicing ratios generally remain near historic levels but debt-income ratios have climbed to new records in many economies. The avoidance of severe economic downturns, particularly those associated with large increases in unemployment, is a crucial factor in the maintenance of credit quality in personal lending books.

        While there are several risks to the global economic recovery that started in early calendar 2002, a moderate upturn seems likely to continue. The large drop in global equity markets seen this year will further lower household wealth and erode balance sheets and dampen consumer and business spending.

Critical accounting policies

        The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group's financial report has been prepared in accordance with Australian GAAP. The Group's principal accounting policies are disclosed in note 1 to the financial statements and in note 58 with respect to policies that differ to US GAAP.

        Certain of these policies are considered to be critical to the representation of the Group's financial performance and position, since they require difficult, subjective, or complex judgements. The following disclosure is intended to provide an enhanced level of understanding of these judgements and their impact on the Group's financial statements. These judgements necessarily involve assumptions or estimates in respect of future events, which can frequently vary from what is forecast. However, the Company believes that its financial statements and its ongoing review of the estimates and assumptions utilised in preparing those financial statements, is appropriate to provide a true and fair view of the Group's financial performance and position over the relevant period.

        Management has discussed the development and selection of its critical accounting policies with the Audit Committee and the Committee has reviewed the Group's disclosure relating to them in this financial review.

        The following are considered critical accounting policies of the Group.

Provision for doubtful debts

        Under Australian GAAP, loans and advances are carried at their recoverable amount, representing the gross value of the outstanding balance adjusted for provisions for doubtful debts and unearned income. To best meet this requirement, the Group has adopted a statistically-based provisioning methodology for its general provision for doubtful debts, which is consistent with other large financial institutions in Australia and the US. Under this methodology, the Group estimates the level of losses inherent, but not specifically identified, in its existing credit portfolios based on the historical loss experience of the component exposures. The statistical provisioning methodology is applied to existing credit portfolios, including loans and advances drawn down in the current year. When the Group first adopted its statistically-based provisioning methodology, management predetermined certain model parameters.

        In applying the statistically-based provisioning methodology, two key inputs are used in a statistical model: probability of default and the level of collateral held. For determining the probability of default, the majority of data input into the model is based on objective, verifiable external data. A small degree of subjective data is input into the model, in relation to economic and industry outlooks and assessment of the borrower's management.

        A change in management's assessment of the predetermined parameters or outlook assumptions would be likely to result in a change to the Group's general provision for doubtful debts. To mitigate the risk of uncertainty and validate assumptions, the Group regularly reviews the parameters, key inputs and assumptions. In addition, the Group undertakes periodic sensitivity analysis to assess the impact of deterioration in credit risk on the credit portfolio. The Group considers the assumptions used in the calculation of the general provision for doubtful debts to be reasonable and supportable in the existing economic environment.

        In addition to the general provision, specific provisions for doubtful debts are recognised when there is reasonable doubt over the collectability of principal and interest in accordance with respective loan agreements. Amounts provided for are determined by specific identification or by estimation of expected losses in relation to loan portfolios where specific identification is impracticable.

        Upon identification of a loan requiring a specific provision (that is an impaired loan), the respective loan's general provision balance is transferred to the specific provision. An assessment is then made by management as to whether the transferred balance is adequate to cover the estimated credit loss on that impaired loan.

        For larger-balance, non-homogeneous loans that have been individually determined to be impaired, the level of specific provision required is based on an assessment of the recoverability of each loan. This takes into account available evidence on the collateral and other objective and subjective factors that may impact the collectability of the outstanding loan principal and interest. Management judgement is required in determining the valuation of the loan collateral. Independent valuations are frequently obtained by management to provide expert advice.

        Each portfolio of smaller-balance, homogenous loans, including credit cards and personal loans, is collectively evaluated for impairment. The Group uses both dynamic modelling and specific provisioning at the account level. Management considers overall portfolio indicators, including historical credit losses and delinquency rates, in determining the level of specific provision required for each portfolio.

        The historical experience of the Group has shown that management's judgement of the specific provisions required in the past has been reasonably accurate. The Group considers the assumptions used in the calculation of the specific provision for doubtful debts to be reasonable and supportable in the existing economic environment.

Valuation of life insurance controlled entities

        The Group is required by Australian Accounting Standard AASB 1038 "Life Insurance Business" to measure all the assets and liabilities of its life insurance controlled entities at net market value. Movement in the excess of net market value over net assets of life insurance controlled entities is recognised in the profit and loss account as an unrealised gain or loss.

        Directors' bi-annual valuations of the life insurance controlled entities are carried out by management using industry-accepted actuarial valuation methodologies. Value is determined in three distinct areas, being:

  •
  value of each entity's net assets;

  •
  value of future profits from current business contracts; and

  •
  value of future profits from future (yet to be written) business contracts.

        In determining the value of all future profits to emerge from the life insurance controlled entities, careful consideration is given to both future business and economic assumptions affecting the business. Many of these assumptions require significant judgement because they are dependent on a number of factors that cannot be precisely determined at the time the valuation is made.

        The key business assumptions used relate to sales (volume and growth), profit margin squeeze, discontinuances, expenses and claims. These assumptions are determined after an examination of the experience of the Group's life insurance controlled entities, their short-term and long-term business plans, and industry experience and expectations.

        The key economic assumptions used relate to investment earnings, risk discount, inflation and tax rates. These assumptions are determined after an examination of current market rates and future market expectations. In addition, the overall assumptions set and their impact on value are reviewed against the transactions in the market place, current prices of listed entities and other publicly-available information.

        Changes in management's assessment of key business factors and economic conditions (global, regional and sector specific) in the future would affect the valuation of life insurance controlled entities. As a result, the carrying value of life insurance controlled entities recorded in the statement of financial position and the movement in the excess of net market value over net assets of life insurance controlled entities recorded in the statement of financial performance could be materially different in the future. The Group considers the assumptions used in the valuations to be reasonable and supportable in the existing economic environment. Further, the valuations are supported by discounted cash flow valuations prepared by Tillinghast-Towers Perrin and the key business and economic assumptions are approved by a committee of senior management prior to recommendation of the final valuation to the Wealth Management audit and compliance committee and Wealth Management board of directors.

        Key valuation results and assumptions are disclosed in note 25 to the financial statements.

Life insurance policy liabilities

        Policy liabilities in the Group's statement of financial position and the change in policy liabilities disclosed as an expense have been calculated using the Margin on Services methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board's Actuarial Standard AS 1.02 "Valuation Standard".

        Policy liabilities for investment-linked business are calculated using the accumulation method. The liability is generally the accumulation of amounts invested by policyholders plus investment earnings less fees specified in policy contracts. Deferred acquisition costs are offset against this liability.

        Policy liabilities from non-investment-linked business are measured mainly using the projection method, which is the net present value of estimated future policy cash flows. Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses).

        The measurement of policy liabilities is subject to actuarial assumptions, which involve complex judgements. Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date. The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome. The assumptions used in the calculation of the policy liabilities are reviewed at each balance date. A summary of the significant actuarial methods and assumptions used is contained in note 57 to the financial statements.

        Economic assumptions are based on the prevailing interest rate and economic environment. Other assumptions are based on company experience, or where this is insufficient, industry experience. A summary of the significant actuarial methods and assumptions used is contained in note 57 to the financial statements. Many of these assumptions are based on actuarial tables published by the Institute of Actuaries of Australia.

        The Group considers the assumptions used in the calculation of life insurance policy liabilities to be reasonable and supportable in the existing economic environment. Changes in actual experience and management's assessment of economic conditions (global, regional and sector specific) in the future could affect the level of life insurance policy liabilities recorded. As a result, the amount of policy liabilities recorded in the statement of financial position and the change in policy liabilities recorded in the statement of financial performance could be different in the future.

Mortgage servicing rights

        Mortgage servicing rights (MSR) are the rights to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified servicing activities. The total cost of loans originated or acquired is allocated between the MSR and the mortgage loans without the servicing rights, based on relative fair values. The value of servicing rights acquired through bulk transactions is capitalised at cost.

        The determination of the fair value of the MSR requires significant judgement. The market value of MSR is not readily ascertainable with precision because these assets are not actively traded in stand-alone markets.

        The Group uses available market prices of similar mortgage servicing assets and discounted future net cash flows, considering market prepayment rates, historic prepayment rates, portfolio characteristics, interest rates and other economic factors to estimate fair value. The key assumptions used in the valuation model are anticipated loan prepayments and discount rates.

        In determining the fair value of the MSR, the Group has incorporated underlying assumptions, including anticipated loan prepayments and discount rates, to compute fair values. The Group reviews all major valuation assumptions periodically using the most recent empirical and market data available and makes adjustments where warranted.

        MSR are amortised in proportion to and over the period of estimated net servicing revenue. They are evaluated for impairment by comparing the carrying amount of the MSR to their fair value. For purposes of measuring impairment, the MSR are stratified by the predominant risk characteristics which include product types of the underlying loans and interest rates of the mortgage. Impairment is recognised through a valuation reserve for each impaired stratum and is generally included in amortisation of MSR.

        The carrying value of MSR on the Group's statement of financial position as at September 30, 2002 is not considered to be subject to management judgement due to the contract for sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) to Washington Mutual Bank, FA. The existence of this contract is evidence of the market value for this asset. Following completion of this sale on October 1, 2002, the Group no longer recognises MSR on its statement of financial position and as such it will no longer be a critical accounting policy of the Group.

Net interest income

2002	$7,222 million
2001	$6,960 million
2000	$6,371 million

        Net interest income is the difference between interest income and interest expense.

        Net interest income is derived from diverse business activities, including extending credit to customers, accepting deposits from customers, amounts due to and from other financial institutions, regulatory deposits and managing the Group's other interest-sensitive assets and liabilities, especially trading securities, available for sale securities and investment securities.

        Net interest income increased by $262 million or 3.8% to $7,222 million in 2002, after increases of 9.2% in 2001 and 5.0% in 2000. During 2002, movements in exchange rates increased net interest income by $25 million, after increases of $264 million in 2001 and $20 million in 2000. Excluding the impact of exchange rate movements, the increase in 2002 was 3.4%, compared with 5.1% in 2001 and 4.7% in 2000.

        Growth in net interest income has been impacted by the sale of Michigan National Corporation and its controlled entities on April 1, 2001. Prior to its sale, Michigan National Corporation and its controlled entities contributed $350 million of net interest income to the Group in 2001 and $636 million in 2000. Excluding both the impact of the sale and exchange rate movements, net interest income increased 8.9% during 2002. This increase was the result of lending growth, particularly in relation to housing, partly offset by a reduction in deposit margins and adverse product mix.

Volume and rate analysis

        The following table allocates changes in net interest income between changes in volume and changes in rate for the last three years ended September 30. Volume and rate variances have been calculated on the movement in average balances and the change in interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2002 over 2001 Increase/(decrease) due to change in			2001 over 2000 Increase/(decrease) due to change in			2000 over 1999 Increase/(decrease) due to change in
	Average balance $m	Average rate $m	Total $m	Average balance $m	Average rate $m	Total $m	Average balance $m	Average rate $m	Total $m
Interest-earning assets
Due from other financial institutions
Australia	38	(47)	(9)	27	4	31	20	17	37
Overseas	(44)	(303)	(347)	153	(80)	73	103	70	173
Marketable debt securities
Australia	106	(18)	88	(18)	4	(14)	117	65	182
Overseas	(29)	(410)	(439)	448	(39)	409	29	68	97
Loans and advances
Australia	755	(895)	(140)	797	(69)	728	571	413	984
Overseas	261	(1,559)	(1,298)	883	(206)	677	679	(7)	672
Other interest-earning assets	(489)	(810)	(1,299)	917	(419)	498	(519)	825	306

Change in interest income	598	(4,042)	(3,444)	3,207	(805)	2,402	1,000	1,451	2,451

	2002 over 2001 Increase/(decrease) due to change in			2001 over 2000 Increase/(decrease) due to change in			2000 over 1999 Increase/(decrease) due to change in
	Average balance $m	Average rate $m	Total $m	Average balance $m	Average rate $m	Total $m	Average balance $m	Average rate $m	Total $m
Interest-bearing liabilities
Due to other financial institutions
Australia	33	(54)	(21)	42	(9)	33	11	46	57
Overseas	(226)	(389)	(615)	600	(148)	452	417	(141)	276
Savings deposits
Australia	11	(47)	(36)	(18)	8	(10)	67	49	116
Overseas	(22)	(257)	(279)	(19)	(34)	(53)	19	62	81
Other demand deposits
Australia	138	(297)	(159)	100	111	211	(2)	29	27
Overseas	82	(120)	(38)	77	(19)	58	70	49	119
Time deposits
Australia	196	(125)	71	20	75	95	205	(157)	48
Overseas	213	(1,305)	(1,092)	635	(127)	508	(97)	235	138
Government and official institution deposits
Australia	3	(8)	(5)	(2)	1	(1)	37	—	37
Overseas	(20)	(57)	(77)	34	(6)	28	46	6	52
Short-term borrowings
Overseas	(136)	(177)	(313)	16	7	23	141	10	151
Long-term borrowings
Australia	66	(421)	(355)	320	(6)	314	209	68	277
Overseas	(91)	(55)	(146)	153	(111)	42	17	51	68
Other debt issues
Australia	(3)	(9)	(12)	15	(9)	6	5	6	11
Overseas	(7)	(2)	(9)	(4)	24	20	(25)	32	7
Other interest-bearing liabilities	796	(1,416)	(620)	(171)	258	87	(15)	696	681

Change in interest expense	1,033	(4,739)	(3,706)	1,798	15	1,813	1,105	1,041	2,146

Change in net interest income	(435)	697	262	1,409	(820)	589	(105)	410	305

Interest spreads and margins

	2002 $m	2001 $m	2000 $m
Australia
Net interest income	3,613	3,374	3,106
Average interest-earning assets	129,458	115,747	104,806
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	2.67	2.59	2.38
Interest foregone on non-accrual and restructured loans (%)	(0.04)	(0.03)	(0.04)

Net interest spread (%)(1)	2.63	2.56	2.34
Benefit of net free liabilities, provisions and equity (%)	0.16	0.35	0.62

Net interest margin (%)(2)	2.79	2.91	2.96

Overseas
Net interest income	3,609	3,586	3,265
Average interest-earning assets	154,282	151,104	120,580
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	2.03	2.05	2.35
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.02)	(0.03)

Net interest spread (%)(1)	2.01	2.03	2.32
Benefit of net free liabilities, provisions and equity (%)	0.33	0.34	0.39

Net interest margin (%)(2)	2.34	2.37	2.71

	2002 $m	2001 $m	2000 $m
Group
Net interest income	7,222	6,960	6,371
Average interest-earning assets	270,527	256,603	220,987
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	2.41	2.37	2.42
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.03)	(0.03)

Net interest spread (%)(1)	2.39	2.34	2.39
Benefit of net free liabilities, provisions and equity (%)	0.28	0.37	0.49

Net interest margin (%)(2)	2.67	2.71	2.88

(1)
Interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)
Interest margin is net interest income as a percentage of average interest-earning assets.

        Net interest income increased by $262 million to $7,222 million in 2002, driven by 5.4% growth in average interest-earning assets to $270.5 billion, offsetting the 4 basis point decline in interest margin to 2.67%. Australian net interest income increased by 7.1% to $3,613 million, with average interest-earning assets growing 11.8% to $129.5 billion and the interest margin declining 12 basis points to 2.79%. Overseas net interest income increased 0.6% to $3,609 million, with average interest-earning assets growing by 2.1% to $154.3 billion, and the interest margin falling 3 basis points to 2.34%.

  Volumes

        Average interest-earning assets for 2002 increased by $13.9 billion or 5.4% to $270.5 billion, from $256.6 billion in 2001 and $221.0 billion in 2000. The main contributors to the growth were loans and advances in Australia and Europe, which increased by 10.6% and 14.6% respectively. Loan growth was predominantly in real estate, reflecting a continuing low interest rate environment and a strong product offering, as well as in term lending. Average interest-earning assets were impacted by the sale of Michigan National Corporation and its controlled entities on April 1, 2001. For a further discussion of the main factors influencing the movement in average interest-earning assets, refer to "gross loans and advances" on page 69.

Net interest margin

        The interest margin (net interest income as a percentage of average interest-earning assets), which includes the impact of non-accrual loans on net interest income, decreased by 4 basis points to 2.67% in 2002, from 2.71% in 2001 and 2.88% in 2000. The decrease during 2002 was impacted by the loss of contribution of Michigan National Corporation following its sale, the recapitalisation of HomeSide Lending, Inc. following the write-downs in 2001 and lower deposit margins. The impact of these were partially offset by the steeper yield curve in the US during the year, with strong growth in funding and liquidity management activities within Wholesale Financial Services.

        The interest rate on Australian interest-earning assets decreased by 160 basis points to 6.9% in 2002, from 8.5% in 2001 and 8.2% in 2000, while the interest rate on interest-bearing liabilities decreased by 160 basis points to 4.3% from 5.9% in 2001 and 2000. Interest margins in Australia declined during 2002, resulting from lower deposit margins and adverse product mix.

        The interest rate on overseas interest-earning assets decreased by 180 basis points to 5.2% in 2002 from 7.0% in 2001 and 7.6% in 2000, while the interest rate on interest-bearing liabilities decreased by 180 basis points to 3.2% in 2002, from 5.0% in 2001 and 5.3% in 2000. Overseas interest margins also reduced slightly in 2002.

Net life insurance income

2002	$(10) million
2001	$128 million
2000	$332 million

        Net life insurance income comprises those components of premiums that are revenue and interest, dividends, realised and unrealised capital gains and other returns on all the investments under the life insurer's control, claims expense, change in policy liabilities, policy acquisition and maintenance costs, and investment management fees (refer to note 57 in the financial report for a definition of the life insurer).

        Net life insurance income decreased by $138 million to $(10) million in 2002, from $128 million in 2001 and $332 million in 2000.

        Life insurance income decreased by $51 million to $146 million in 2002 from $197 million in 2001 and $1,557 million in 2000. This decline was impacted by a reduction in investment revenue (decrease of $111 million in 2002) arising from the decline in global equity markets, which was offset by a decrease in policy liabilities. There is a further offset within the income tax expense, which includes the tax benefits for policyholders of the reduction in investment income. Premium and related revenue increased $60 million or 5.6% to $1,134 million. In the prior year, an amount of $93 million of change in policy liabilities was included in premium and related revenue, and including the impact of this, premium and related revenue increased 15.6% during 2002, due to strong sales growth, particularly in Australia.

        Life insurance expenses increased by $87 million to $156 million in 2002 from $69 million in 2001 and $1,225 million in 2000. This is due to the decrease in policy liabilities resulting from the decline in global equity markets, and is consistent with the decrease in investment revenue. Claims expense increased $357 million or 59.6% to $956 million. In the prior year, an amount of $126 million was included in change in policy liabilities, and including the impact of this, claims expense has increased 31.9% during 2002. This resulted from an increase in surrenders and maturities in the closed traditional life business, as well as increased protection claims resulting from an increase in the incidence and duration of disability claims and growth in volumes.

Other banking and financial services income

2002	$7,006 million
2001	$4,749 million
2000	$4,124 million

        Other banking and financial services income includes loan fees from banking, money transfer fees, fees and commissions, treasury-related income and other income (including rental income, dividends received and profit on sale of property, plant and equipment).

        Other banking and financial services income increased by $2,257 million or 47.5% to $7,006 million in 2002, after increases of 15.2% in 2001 and 2.4% in 2000. The movement reflects the proceeds received from the sale of HomeSide Lending, Inc.'s operating assets and operating platform of $2,314 million, the loss of contribution of Michigan National Corporation and its controlled entities following their sale on April 1, 2001, as well as the reduced contribution from HomeSide Lending, Inc., following the sale of its operating assets and operating platform to Washington Mutual Bank, FA. on March 1, 2002. Refer below for a detailed analysis of the main categories of other banking and financial services income.

Loan fees from banking

2002	$1,361 million
2001	$1,334 million
2000	$1,246 million

        Loan fees from banking primarily consist of acceptance fees for accepting bills of exchange, application fees to cover costs of establishing lending facilities, commitment fees to compensate for undrawn funds set aside for a customer's ultimate use, and service fees to cover costs of maintaining credit facilities.

        Loan fees from banking increased by $27 million or 2.0% to $1,361 million in 2002, after increases of 7.1% in 2001 and 15.7% in 2000. Excluding the impact of the loss of contribution of Michigan National Corporation and its controlled entities following their sale on April 1, 2001, loan fees from banking increased 3.0% during 2002. This increase reflects solid lending growth across all regions, particularly in relation to housing lending, which was buoyed by a continuing low interest rate environment.

Money transfer fees

2002	$1,014 million
2001	$1,043 million
2000	$1,048 million

        Money transfer fees are fees earned on the transfer of monies between accounts and/or countries and also include fees for bank cheques and teletransfers, dishonours and special clearances, and periodical payments.

        Money transfer fees decreased by $29 million or 2.8% to $1,014 million in 2002, after a decrease of 0.5% in 2001 and an increase of 1.7% in 2000. Excluding the impact of the loss of contribution of Michigan National Corporation and its controlled entities following their sale on April 1, 2001, money transfer fees actually increased 5.6% during 2002. This increase reflects sustained activity across regions during the year.

Fees and commissions

2002	$1,415 million
2001	$1,303 million
2000	$1,098 million

        Fees and commissions consist of fees charged to cover the costs of establishing credit card facilities and commissions from selling insurance and investment products.

        Fees and commissions increased by $112 million or 8.6% to $1,415 million in 2002, after increases of 18.7% in 2001 and 15.0% in 2000. Excluding the impact of the loss of contribution of Michigan National Corporation and its controlled entities following their sale on April 1, 2001, fees and commissions increased 14.2% during 2002. This increase is primarily due to increased credit card fees related to growth in volumes, sales activity in the retail business and higher fee income reflecting growth in funds under management and administration in the trust business.

Treasury-related income

2002	$563 million
2001	$721 million
2000	$468 million

        Treasury-related income includes all realised and unrealised profits and losses resulting directly from foreign exchange trading activities, trading securities and interest rate-related derivative trading activities.

        Treasury-related income decreased by $158 million or 21.9% to $563 million in 2002, after increases of 54.1% in 2001 and 2.4% in 2000. The decrease during 2002 has primarily resulted from lower activity in Wholesale Financial Services, reflecting subdued volatility in foreign exchange and interest rate markets.

Other income

2002	$2,653 million
2001	$348 million
2000	$264 million

        Other income includes rental income, dividends received, profit on sale of property, plant and equipment, fleet service fees, other general insurance income and sundry income.

        Other income increased by $2,305 million to $2,653 million in 2002, after an increase of 31.8% in 2001 and decrease of 48.0% in 2000. The increase during 2002 reflects the proceeds received from the sale of HomeSide Lending, Inc.'s operating assets and operating platform of $2,314 million (refer to "net profit by segment" on page 53). Excluding the impact of the proceeds, other income decreased by 2.6% during 2002, reflecting a reduced level of dividend income and profits received on sale of property, plant and equipment.

Mortgage servicing and origination revenue

Net mortgage servicing fees

2002	$187 million
2001	$474 million
2000	$535 million

        Net mortgage servicing fees relate to HomeSide Lending, Inc. and represent fee income derived from mortgage servicing activities less amortisation of capitalised costs (refer to note 1 in the financial report).

        Net mortgage servicing fees decreased by $287 million or 60.5% to $187 million in 2002, after a decrease of 11.4% in 2001 and an increase of 71.5% in 2000.

        The decrease during 2002 reflects flat mortgage servicing fees more than offset by the higher amortisation of mortgage servicing rights driven by higher refinancing/prepayment activity, which is a result of low US interest rates. Further, the decrease reflects the sale of mortgage servicing rights of approximately US$12.8 billion of mortgages during the year.

        On August 27, 2002, the Group agreed to sell all of its shares in SR Investment Inc., the parent entity of HomeSide Lending, Inc., to Washington Mutual Bank, FA. The sale has resulted in the complete disposal of HomeSide Lending, Inc. and the associated mortgage servicing rights. The sale closed on October 1, 2002. Following this sale, net mortgage servicing fees will no longer be derived by the Group.

Net mortgage origination revenue

2002	$191 million
2001	$336 million
2000	$105 million

        Net mortgage origination revenue relate to HomeSide Lending, Inc. and comprises fees earned on the origination of mortgage loans, gains and losses on the sale of loans, gains and losses resulting from hedges of secondary marketing activity, and fees charged to review loan documents for purchased loan production.

        Net mortgage origination revenue decreased by $145 million or 43.2% to $191 million in 2002, after an increase of more than 200% in 2001 and a decrease of 53.1% in 2000. On March 1, 2002 HomeSide Lending, Inc. sold its operating assets and operating platform to Washington Mutual Bank, FA. Following this sale, net mortgage origination revenue was no longer derived by the Group.

Movement in the excess of net market value over net assets of life insurance controlled entities

2002	$(155) million
2001	$510 million
2000	$202 million

        Australian Accounting Standard AASB 1038 "Life Insurance Business" (AASB 1038) requires life insurance entities of the Group to value their investments in controlled entities at market value, with changes in the excess of net market value over net assets reflected in the consolidated statement of financial performance.

        The revaluation of life insurance entities' interest in controlled entities gave rise to a loss of $155 million before tax, reflecting the movement in the excess of the net market value over the net assets of controlled entities owned by National Australia Financial Management Limited (NAFM), adjusted for capital. Values shown are directors' market valuations. The valuations are based on discounted cash flow (DCF) valuations prepared by Tillinghast-Towers Perrin, using, for the Australian and New Zealand entities, risk discount rates specified by the directors.

NAFM subsidiaries market value summary

	Net assets(1) $m	Value of inforce business $m	Embedded value $m	Value of future new business (2) $m	Value of future synergy benefits $m	Market value $m
Market value at September 30, 2001	710	2,138	2,848	2,676	467	5,991

Operating profit after tax(3)	260	—	260	—	—	260
Net capital transfers(4)	379	—	379	—	—	379

Increase in shareholders' net assets	639	—	639	—	—	639

Movement in the excess of net market value over net assets of life insurance controlled entities, components before tax:
Business assumptions and roll forward
Roll forward of DCF(5)	—	358	358	99	26	483
Change in assumptions and experience	—	(820)	(820)	(373)	—	(1,193)
Expected synergies	—	30	30	463	(493)	—
One off transactions
Acquisitions	—	345	345	57	—	402
Transfers of business	—	153	153	—	—	153

Movement in the excess of net market value over net assets of life insurance controlled entities before tax(6)	—	66	66	246	(467)	(155)

Excess of internal restructure(7)	(48)	48	—	—	—	—

Market value at September 30, 2002	1,301	2,252	3,553	2,922	—	6,475

(1)
Net assets represent the shareholder capital reserves and retained profits. A portion of these net assets are non-distributable as they are required to support regulatory capital requirements. The cost of this capital support is reflected in the value of inforce business.

(2)
For some smaller entities, the projection of future new business and inforce business is combined for the purposes of valuation. For these entities, the value of future new business is reflected in the embedded value.

(3)
Operating profit after tax is before the movement in the excess of net market value over net assets of life insurance controlled entities and excludes operating profits of entities outside the market value accounting environment (ie. the operating profits after tax from NAFM's own business, and other entities not owned by NAFM).

(4)
Net capital transfers represent movements in value that do not impact on the movement in the excess of net market value over net assets of life insurance controlled entities and operating profit, such as the payment of dividends, capital injections, net assets of entities acquired, foreign exchange movements on market value due to intra-Group funding and surplus debt funding on the internal restructure.

(5)
The roll forward represents the growth over the period at the valuation discount rate over and above operating profit.

(6)
The movement in the excess of net market value over net assets of life insurance controlled entities before tax does not include any uplift in respect of NAFM's own business. AASB 1038 requires assets of a life company to be valued at net market value. As NAFM is the parent life entity, the change in market value of its own life business is not brought to account.

(7)
Excess of internal restructure represents foreign exchange movement on market value due to intra-Group funding and surplus debt funding on internal restructure.

        The components that contributed to the reported movement in the excess of net market value of life insurance controlled entities comprised:

  •
  the transfer on January 1, 2002, of the life insurance, funds management and other certain non-banking financial services businesses conducted by controlled entities of Bank of New Zealand and National Australia Group Europe Limited, to a controlled entity of NAFM, as part of an internal restructure. In accordance with AASB 1038, these controlled entities are required to be carried at their net market value. The difference between the acquired entities' net assets and the directors' net market value results in an increase in the valuation of $402 million before tax;

  •
  the transfer of certain unit-linked NAFM businesses to MLC Limited in line with integration initiatives and the inclusion of $16 million in respect of the New Zealand general insurance brokerage business. Future profit margins in relation to these businesses will be earned in a market value environment. These transactions increased the valuation by $153 million before tax;

  •
  the effect of assumption and experience changes primarily comprises the impact of investment earnings being lower than expected over the year, the overall impact of lower retail sales volumes, change in mix of new business, and changes in assumptions relating to policy lapses and claims. Additionally, there have been changes to management fee and investment expense assumptions for investment-linked business following a detailed review of experience relating to the application of business tax reform and goods and services tax legislation and subsequent repricing. These changes, net of the roll forward of the DCF, have decreased the valuation by $710 million before tax; and

  •
  as synergy benefits are realised from the integration of the MLC group with the Company's wealth management businesses, the value associated will transfer to the value of inforce business and value of future new business. The synergy benefits of $467 million at September 30, 2001 have been absorbed into the overall business valuation.

Significant revenue

Proceeds from the sale of foreign controlled entities

        The results of SR Investment, Inc. and its controlled entities are included up to and including the year to September 30, 2002. On August 27, 2002, the Group entered into a contract for the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) to Washington Mutual Bank, FA. Controlled entities other than HomeSide Lending, Inc. were excluded from the sale. This transaction settled on October 1, 2002. As at September 30, 2002, the assets and liabilities of SR Investment, Inc. and its controlled entities have been consolidated in the Group's statement of financial position. Following settlement and change in ownership and control of SR Investment, Inc., the assets and liabilities of SR Investment, Inc and HomeSide Lending, Inc. no longer form part of the Group. The Group received proceeds on sale of US$1,453 million (A$2,671 million) for assets with a cost of A$2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including taxation.

        Michigan National Corporation and its controlled entities' results are included up to and including the six months to March 31, 2001. On April 1, 2001, the Group sold Michigan National Corporation and its controlled entities to ABN AMRO North America Inc., a subsidiary of ABN AMRO NV. The Group received proceeds on sale of US$2,750 million (A$5,314 million) from the sale of assets with a cost of A$2,929 million, resulting in a profit on sale of $1,681 million after all disposal costs, including taxation. Further, an amount of $1,118 million was transferred from the foreign currency translation reserve to distributable retained profits in relation to the sale, giving rise to a total gain on sale of $2,799 million.

Operating expenses

Personnel expenses

2002	$3,706 million
2001	$3,725 million
2000	$3,424 million

        Personnel expenses decreased by $19 million or 0.5% to $3,706 million in 2002, after increases of 8.8% in 2001 and 4.8% in 2000. Excluding the impact of the loss of contribution of Michigan National Corporation and its controlled entities following their sale on April 1, 2001, personnel expenses increased 4.5% during 2002. This increase reflects market-based salary increases across regions, increased contractor costs and $327 million of termination benefits paid or provided as a result of Positioning for Growth restructuring and efficiency initiatives. The impact of this was offset by a reduction in staff (full-time equivalent employee) numbers, as a result of Positioning for Growth, particularly in Financial Services Australia (refer to'employees' on page 54), and a reduced contribution from HomeSide Lending, Inc., following the sale of its operating assets and operating platform to Washington Mutual Bank, FA. on March 1, 2002.

Occupancy expenses

2002	$627 million
2001	$587 million
2000	$550 million

        Occupancy expenses increased by $40 million or 6.8% to $627 million in 2002, after increases of 6.7% in 2001 and 10.4% in 2000. Excluding the impact of the loss of contribution of Michigan National Corporation and its controlled entities following their sale on April 1, 2001, occupancy expenses increased 10.6% during 2002. The increase reflects appreciating rental rates and on-costs (eg. security expenses), the expansion of business banking centres in Europe, and $68 million of surplus lease space write-offs as a result of the implementation of Positioning for Growth restructuring and efficiency initiatives, partially offset by a reduced contribution from HomeSide Lending, Inc., following the sale of its operating assets and operating platform to Washington Mutual Bank, FA. on March 1, 2002.

General expenses

2002	$4,954 million
2001	$2,158 million
2000	$1,929 million

        General expenses increased by $2,796 million to $4,954 million in 2002, after an increase of 11.9% in 2001 and decrease of 0.4% in 2000. The increase during 2002 includes the carrying value of HomeSide Lending, Inc.'s operating assets and operating platform sold and other expenses attributable to the sale of $2,322 million (refer to "net profit by segment" on page 53). Excluding the impact of this, general expenses increased $474 million during 2002. The increase has been impacted by $185 million of restructuring costs paid or provided for relating to the implementation of Positioning for Growth restructuring and efficiency initiatives, mainly in relation to technology write-offs, and as announced in August 2002, the impact of $64 million in compensation provided for investors relating to a reduction in unit prices, which occurred in October 2001 in relation to certain products managed by National Australia Financial Management Limited. Further, the increase has been impacted by higher depreciation charges and software amortisation, increased credit card-related expenses, and higher volume-related expenses within Wealth Management.

        (Refer to notes 4 and 5 in the financial report for details of revenue and expense items)

Charge to provide for doubtful debts

2002	$697 million
2001	$989 million
2000	$588 million

        The total charge to provide for doubtful debts decreased by $292 million or 29.5% to $697 million in 2002, after increases of 68.2% in 2001 and 1.2% in 2000.

        The charge in Australia decreased by $365 million to $108 million in 2002, after increases of 128.5% in 2001 and 15.0% in 2000. The 2001 charge was impacted by a small number of large corporate exposures within Wholesale Financial Services, as well as a charge in relation to the collapse of a significant Australian customer and the Group's position as merchant transaction acquirer. The 2002 year has seen a more concentrated focus on long-term relationships, and a review of the risk profile within Wholesale Financial Services and Financial Services Australia (Business) loan portfolios, which has resulted in a reduced charge for the year. (The nature of general and specific provisioning is explained in note 1(q)(i) in the financial report.)

        The charge in Europe decreased by $11 million or 2.8% to $385 million in 2002, after increases of 36.1% in 2001 and 10.2% in 2000. Clydesdale and Yorkshire Banks' charges increased by $14 million reflecting a higher general provision charge in 2002 compared with the prior year, consistent with loan volume growth. Northern and National Irish Banks' charges increased by $7 million, reflecting loan volume growth and macroeconomic conditions. The balance of the reduction reflects the impact of the realignment of Wholesale Financial Services' loan portfolio in order to reduce its risk profile.

        The charge in New Zealand decreased by $22 million to a credit of $12 million in 2002, compared with a charge of $10 million in 2001 and $11 million in 2000. The decrease has resulted from a reduced general provision charge following a review of provision requirements.

        The charge in the United States increased by $108 million or 101.0% to $215 million in 2002, after an increase of 52.9% in 2001 and a decrease of 22.2% in 2000. The increase has resulted from a major provisioning charge for a large corporate exposure in Wholesale Financial Services.

Charge to provide for doubtful debts by region

	2002 $m	2001 $m	2000 $m	2002/2001 % change
Australia	108	473	207	(77.2)

Europe
Clydesdale and Yorkshire Banks	362	348	260	4.0
Northern and National Irish Banks	23	16	27	43.8
Other	—	32	4	large

	385	396	291	(2.8)

New Zealand	(12)	10	11	large
United States	215	107	70	large
Asia	1	3	9	(66.7)

Total charge to provide for doubtful debts	697	989	588	(29.5)

        Net write-offs (bad debts written-off less recoveries) in 2002 were $814 million compared with $587 million in 2001 and $433 million in 2000. As a percentage of risk-weighted assets, net write-offs were 0.3% in 2002, 0.2% in 2001 and 0.2% in 2000.

Percentage of risk-weighted assets

	2002%	2001%	2000%
Australia(1)
Charge	0.08	0.36	0.18
Net write-offs	0.23	0.19	0.15
Europe(1)
Charge	0.53	0.53	0.50
Net write-offs	0.55	0.41	0.38
New Zealand(1)
Charge	(0.05)	0.05	0.06
Net write-offs	0.05	0.05	0.02
United States(1)
Charge	1.35	0.43	0.16
Net write-offs	0.64	0.09	0.04
Asia(1)
Charge	0.02	0.04	0.15
Net write-offs	(0.02)	(0.01)	0.40
Group
Charge	0.28	0.38	0.25
Net write-offs	0.33	0.23	0.18

(1)
Ratio calculated as a percentage of risk-weighted assets of Australia, Europe, New Zealand, United States and Asia, as appropriate.

        The Group maintains a conservative and prudent approach to actual and potential loan losses. The overall provision for doubtful debts (refer to notes 1 and 17 in the financial report) is augmented as necessary by a charge against profit having regard to both specific and general factors. An explanation of the Group's lending and risk analysis policies is provided within "risk management" on page 76.

Significant expenses

Restructuring costs

        During 2002, the Group recognised restructuring costs of $580 million resulting from the Positioning for Growth and other restructuring initiatives (refer to note 5(a) in the financial report). The majority of these costs are expected to be recovered by the end of 2004 from annual productivity improvements and revenue enhancements. The Positioning for Growth initiative comprises a fundamental reorganisation of the management and organisational structure of the Group, including the appointment of a new senior management team. Personnel costs of $327 million relate to termination benefit expenses for approximately 2,955 positions in management, support and customer-facing roles. For 2002, payments of $101 million were made in respect of approximately 859 positions made redundant.

        During 2000, the Group recognised restructuring costs of $96 million resulting from two major initiatives (refer to note 5(a) in the financial report). The majority of these costs are expected to be recovered by the end of 2003 from annual productivity improvements and revenue enhancements. The first initiative involved a significant transformation of the Financial Services Australia (previouly Business and Personal Financial Services) distribution network to meet the rapidly-changing customer preferences for accessing financial services. The second initiative will bring about globally-consistent processes and the centralisation of processes where scale efficiencies can be realised for Wholesale Financial Services. The remainder of the provision for restructuring costs raised in 2000 relates to occupancy costs. Future payments will be made in periods corresponding with the relevant lease terms.

        Other restructuring costs incurred in 2002, 2001 and 2000 have been expensed as incurred. Such costs were not material (refer to note 5 in the financial report).

Cost of foreign controlled entities sold

        The results of SR Investment, Inc. and its controlled entities are included up to and including the year to September 30, 2002. On August 27, 2002, the Group entered into a contract for the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) to Washington Mutual Bank, FA. Controlled entities other than HomeSide Lending, Inc. were excluded from the sale. This transaction settled on October 1, 2002. As at September 30, 2002, the assets and liabilities of SR Investment, Inc. and its controlled entities have been consolidated in the Group's statement of financial position. Following settlement and change in ownership and control of SR Investment, Inc., the assets and liabilities of SR Investment, Inc and HomeSide Lending, Inc. no longer form part of the Group. The Group received proceeds on sale of US$1,453 million (A$2,671 million) for assets with a cost of A$2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including taxation.

        Michigan National Corporation and its controlled entities' results are included up to and including the six months to March 31, 2001. On April 1, 2001, the Group sold Michigan National Corporation and its controlled entities to ABN AMRO North America Inc., a subsidiary of ABN AMRO NV. The Group received proceeds on sale of US$2,750 million (A$5,314 million) from the sale of assets with a cost of $2,929 million, resulting in a profit on sale of $1,681 million after all disposal costs, including taxation. Further, an amount of $1,118 million was transferred from the foreign currency translation reserve to distributable retained profits in relation to the sale, giving rise to a total gain of $2,799 million.

Impairment loss on mortgage servicing rights

        In July 2001, the directors of the Company determined that the carrying value of the mortgage servicing rights asset held by HomeSide Lending, Inc., a controlled entity of the Company, exceeded the fair value. An impairment loss of $888 million was recognised to reflect the asset at its fair value. This impairment was the result of hedging positions which were adversely impacted by extreme volatility in US interest rate markets.

        In September 2001, the directors of the Company determined that a second impairment loss on mortgage servicing rights was required in order to reflect the mortgage servicing rights asset at their fair value. This impairment loss of $755 million was the result of an incorrect interest rate assumption discovered in an internal model used to determine the fair value of HomeSide Lending, Inc.'s mortgage servicing rights.

Charge to provide for mortgage servicing rights valuation adjustment

        On September 2, 2001, the directors of the Company decided to value HomeSide Lending, Inc. at its estimated market sale value, rather than as an ongoing part of the Group, after reviewing its position within the Group's current core strategies of banking and wealth management. As a result of this decision, the carrying value of HomeSide Lending, Inc.'s core asset, mortgage servicing rights, was revalued and a provision for mortgage servicing rights valuation adjustment of $1,436 million was recognised in order to reflect the mortgage servicing rights asset at its estimated market sale value.

Impairment loss on goodwill

        In conjunction with the directors' decision to value HomeSide Lending, Inc. on an estimated market sale value basis, the decision was made that the carrying value of goodwill which arose on the acquisition of HomeSide Lending, Inc. was in excess of its recoverable amount. Accordingly, an impairment loss of $858 million was recognised, in order to reduce the carrying value of this goodwill to $nil.

Business integration costs

        During 2000, the Group recognised business integration costs of $108 million resulting from the integration of the MLC group's operations with the Group's existing life insurance and funds management businesses. The total integration charge includes costs for the integration of asset management and administration systems, changes to information technology and distribution systems, the ongoing functional requirements of the MLC group as a result of the separation from Lend Lease Corporation Limited (the previous owner of the MLC group), and the write-off of capitalised software and systems, which would not form part of the integrated Wealth Management business going forward. At September 30, 2002, the provision has been fully utilised.

Net profit by segment

Contribution to Group net profit by operating segment

        The Group's results have been presented under a new organisation structure announced in January 2002 as part of the Positioning for Growth review. The new structure has created regional integrated financial services teams with broader authority and more control over distribution, products and services.

	2002 $m	2001 $m
Financial Services Australia	1,575	1,377
Financial Services Europe	733	749
Financial Services New Zealand	289	223
Wholesale Financial Services	793	739
Wealth Management	112	720
Other(1)	(129)	(1,725)

Net profit attributable to members of the Company	3,373	2,083

(1)
Incorporates the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million in 2001, as well as Michigan National Corporation's contribution to profit of $132 million prior to it being sold. Also incorporates the results of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.).

        (Refer to note 3 in the financial report for detailed information by operating segment.)

Financial Services Australia

        Financial Services Australia increased net profit 14.4% to $1,575 million in 2002, from $1,377 million in 2001. However, before significant expenses of $195 million (after tax) net profit increased 28.5%. Details of the increase in net profit are as follows.

        Total revenue increased 6.6% to $5,151 million. Net interest income increased 6.2% to $3,284 million, reflecting growth in lending volumes, particularly housing lending, and growth in retail deposits. This was partially offset by a 19 basis point reduction in net interest margin to 3.42%, caused by the increased proportion of housing in the loan portfolio and the impact of lower market rates on deposits margins.

        Non-interest income (including inter-segment revenue) increased 7.2% to $1,867 million, driven by strong housing loan growth and higher transaction levels during the year.

        Total expenses increased 7.0% to $2,918 million. This includes $276 million of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives and a $146 million charge to provide for doubtful debts. Excluding these items, total expenses increased 3.9%. This was due to higher personnel expenses with the impact of lower staff numbers offset by enterprise bargaining agreement increases, and an increase in the superannuation contribution. Expenses were further impacted by costs associated with upgrade of the credit card transaction processing system, an increase in credit card reward point costs and higher software amortisation due to the continued enhancement of the network. Occupancy expenses also increased due to higher security costs, the impact of the sale and leaseback of property undertaken in 2002 and goods and services tax on renewed lease agreements. The cost to income ratio decreased from 49.7% to 48.5%.

        Asset quality management remained a key priority during the year. The charge to provide for doubtful debts decreased from $324 million in 2001 to $146 million in 2002. The 2002 year saw an improvement in the charge due to improving economic conditions and active credit risk management, and the favourable impact from extensive review of the business loan portfolio. Financial Services Australia has undertaken a comprehensive program to improve capital efficiency and reduce credit risk over the past 18 months.

Financial Services Europe

        Financial Services Europe decreased net profit 2.1% to $733 million in 2002, from $749 million in 2001. However, before significant expenses of $117 million (after tax) net profit increased 13.5%. Details of the movement in net profit are as follows.

        Total revenue increased 6.5% to $3,409 million. Net interest income increased 8.9%, or 8.9% in local currency terms, to $2,362 million, due to growth in retail deposits and lending, particularly mortgage and business lending, as well as an eight basis point improvement in net interest margin to 4.05%, resulting from higher lending margins on fixed rate loans, partially offset by lower deposit margins.

        Non-interest income increased 1.3%, or 1.3% in local currency terms, to $1,047 million, driven by higher lending fees, reflecting the growth in asset volumes, partially offset by lower income from the distribution of Wealth Management products and the transition of customers to lower cost channels.

        Total expenses increased 12.1% to $2,306 million. This includes $166 million of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives, $62 million of goodwill amortisation and a $382 million charge to provide for doubtful debts. Excluding these items, total expenses increased 4.0%, or 3.9% in local currency terms. This was a result of flat personnel costs due to annual salary reviews being offset by reductions in overall staff numbers, costs associated with the opening of a second European call centre in October 2001 and higher occupancy costs resulting from the opening of a number of new business banking centres and rental and rate reviews. The cost to income ratio decreased from 50.9% to 49.8%.

        The charge to provide for doubtful debts increased from $364 million in 2001 to $382 million in 2002. Asset quality management remained a key priority during the year and has improved significantly, with the level of impaired assets falling as a result of earlier identification and actioning of distressed loans.

Financial Services New Zealand

        Financial Services New Zealand increased net profit 29.6% to $289 million in 2002, from $223 million in 2001. However, before significant expenses of $4 million (after tax) net profit increased 31.3%. Details of the increase in net profit are as follows.

        Total revenue increased 10.5% to $882 million. Net interest income increased 14.1%, or 9.6% in local currency terms, to $599 million, reflecting growth in lending volumes, particularly in fixed rate housing mortgages and term lending, growth in retail deposit volumes and a four basis point increase in the net interest margin to 2.85%. Net interest income also benefited from a higher level of retained capital during the year.

        Non-interest income increased 3.7% to $283 million, or was flat in local currency terms, with increased lending fees resulting from strong volumes, offset by lower income from the transition of customers to lower cost channels.

        Total expenses decreased 4.5% to $442 million. This includes $6 million of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives, $1 million of goodwill amortisation and a $5 million credit for doubtful debts. Excluding these items, total expenses decreased 2.0%, or 5.4% in local currency terms. This was due to improved efficiencies and continued focus on cost management disciplines, lower non-lending losses and lower branch refurbishment costs. The cost to income ratio decreased from 56.2% to 49.9%.

        The charge to provide for doubtful debts decreased from $13 million in 2001 due to a credit of $5 million in 2002, following a review of provisioning requirements.

Wholesale Financial Services

        Wholesale Financial Services increased net profit 7.3% to $793 million in 2002, from $739 million in 2001. However, before significant expenses of $32 million (after tax), net profit increased 11.6%. Details of the increase in net profit are as follows.

        Total revenue decreased marginally by 1.2% to $1,929 million, as a result of more challenging environment and a more concentrated focus on long-term relationships. The split of income between net interest income and non-interest income can vary considerably in the wholesale market, depending on activity and environmental conditions. This was particularly evident in this year's results.

        Net interest income increased 20.3%, to $1,077 million, mainly due to the continuing reduction in interest rates enabling strong growth in the Markets unit's net interest income from funding and liquidity management activities in the US, Europe and Australia. Net interest margin increased by six basis points to 0.79%.

        Non-interest income decreased 19.5%, to $852 million, driven by subdued volatility in foreign exchange and interest rate markets that lowered demand for sales of risk management products and constrained risk management income, as well as lower Corporate Finance fees.

        Total expenses increased 1.0% to $951 million. This includes $43 million of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives and a $167 million charge to provide for doubtful debts. Excluding these items, total expenses increased 2.1%. This was primarily due to higher technology-related expenses, with other expenses held flat or reduced from the prior year. The cost to income ratio increased from 37.2% to 38.4%.

        The quality of the loan portfolio across all regions remains high, with approximately 84% of credit exposures equivalent to investment grade or above. The charge to provide for doubtful debts decreased from $216 million in 2001 to $167 million in 2002.

Wealth Management

        Wealth Management decreased net profit 84% to $112 million in 2002, from $720 million in 2001. The result comprised of $264 million of profit generated through operations (2001: $387 million) and $152 million of the decrease in the excess of the net market value over the net assets of life insurance controlled entities, after tax (2001: positive $333 million).

        The main factors impacting the profit generated through operations are:

  •
  as announced in August 2002, the impact of $45 million (after tax) in compensation provided for investors relating to a reduction in unit prices, which occurred in October 2001 in relation to certain products managed by National Australia Financial Management Limited (NAFM);

  •
  the impact of the significant deterioration in global equity market conditions, which has reduced earnings generated on shareholders' invested capital and fee revenue on a reduced level of funds under management;

  •
  increased disability claims incidence, duration and reserving resulting in an increase in claims expense;

  •
  investment expenditure of $23 million (after tax), including operational and amortised capitalised expenditure) in Australia and Europe; and

  •
  significant expenses of $20 million (after tax) relating to Positioning for Growth restructuring and efficiency initiatives.

        Further financial highlights supporting the profit generated through operations include:

  •
  growth in premiums and related revenue;

  •
  capitalised losses due to increased annuitant life expectancy experience;

  •
  growth in the contribution of the Private Bank as a result of strong lending and deposit volumes; and

  •
  the write-down in market value of the Thai life insurance joint venture interest.

        The valuation of businesses held in the mark-to-market environment increased by $484 million from $5,991 million at September 30, 2001 to $6,475 million at September 30, 2002. This increase in value comprised $639 million from growth in shareholders' net assets less $155 million ($152 million after tax) from other components over and above the increase in net assets, which are reported as the movement in the excess of net market value over net assets of life insurance controlled entities.

        The components that contributed to the $155 million ($152 million after tax) negative movement in the net market value of the life insurance controlled entities comprised:

  •
  the transfer on January 1, 2002, of the life insurance, funds management and certain other non-banking financial services businesses conducted by controlled entities of Bank of New Zealand and National Australia Group Europe Limited, to a controlled entity of NAFM, as part of an internal restructure. In accordance with AASB 1038 "Life Insurance Business", these controlled entities are required to be carried at their net market value. The difference between the acquired entities' net assets and the directors' net market value results in an increase in the valuation of $402 million before tax;

  •
  the transfer of certain unit-linked NAFM businesses to MLC Limited in line with integration initiatives and the inclusion of $16 million in respect to the New Zealand general insurance brokerage business. Future profit margins on these businesses will be earned in the market value environment. These transactions increased the valuation by $153 million before tax;

  •
  the effect of assumption and experience changes primarily comprises the impact of investment earnings being lower than expected over the period, the overall impact of lower retail sales volumes, change in mix of new business, and changes in assumptions relating to policy lapses and claims. Additionally, there have been changes to management fee and investment expense assumptions for investment-linked business following a detailed review of experience relating to the application of business tax reform and goods and services tax legislation and subsequent repricing. These changes decreased the valuation $710 million before tax (net of the roll forward of the discounted cash flow); and

  •
  as synergy benefits are recognised from the integration of the MLC group with the Group's wealth management businesses, the associated value transfers to the value of inforce business and value of future business. As a result, the synergy benefits of $467 million recognised at September 30, 2001 have been absorbed into the overall business valuation.

Contribution to Group net profit by major geographic area

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Australia
Australia (excluding Wealth Management)(1)	1,798	3,264	1,406	1,308	1,031
Wealth Management	73	666	241	97	67
Deduct: Goodwill amortisation	(8)	(1)	(1)	(11)	(6)

	1,863	3,929	1,646	1,394	1,092

Europe
Clydesdale and Yorkshire Banks	733	819	708	605	394
Northern and National Irish Banks	191	200	174	202	202
National Wealth Management Europe Holdings(2)	22	—	—	—	—
Other(3)	67	4	(16)	16	(57)
Deduct: Goodwill amortisation	(62)	(62)	(62)	(62)	(62)

	951	961	804	761	477

New Zealand
Bank of New Zealand	433	348	311	298	262
Other(4)	(29)	(35)	(30)	(27)	(42)
Deduct: Goodwill amortisation	(31)	(31)	(31)	(31)	(31)

	373	282	250	240	189

United States
Michigan National Corporation	—	156	291	254	239
SR Investment, Inc.	98	(3,438)	141	153	84
Other(5)	31	191	161	78	(7)
Deduct: Goodwill amortisation	—	(73)	(103)	(102)	(82)

	129	(3,164)	490	383	234

Asia
Asian branches	44	71	39	33	10
Other(6)	13	4	10	10	12

	57	75	49	43	22

Net profit attributable to members of the Company	3,373	2,083	3,239	2,821	2,014

(1)
Australia (excluding Wealth Management) included the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million in 2001.

(2)
National Wealth Management Europe Holdings Limited was incorporated on May 21, 2001. On January 1, 2002, the European life insurance, funds management and certain other non-banking financial services businesses of the Group were transferred to National Wealth Management Europe Holdings Limited.

(3)
Europe Other includes National Australia Group Europe Limited, the London branch of the Company, NAB Investments Limited, NAB Finance (Ireland) Limited and, prior to January 1, 2002, National Australia Life Company Limited.

(4)
New Zealand Other includes National Australia Group (NZ) Limited and National Wealth Management New Zealand Holdings Limited.

(5)
United States Other includes the New York branch of the Company, National Australia Funding (Delaware), Inc. and National America Investment, Inc..

(6)
Asia Other includes Nautilus Insurance Pte Limited, Hong Kong MLC Holdings Limited and PT MLC Life Indonesia.

Australia

        Australia's net profit decreased by 52.6% to $1,863 million from $3,929 million in 2001 and $1,646 million in 2000. The 2001 result was impacted by the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million. Further, the 2002 result includes $256 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives. Excluding these items, net profit decreased 5.7% due to the solid performances of the retail banking operations, being more than offset by the performance of Wealth Management.

Australia (excluding Wealth Management)

        The net profit of Australia (excluding Wealth Management) (before goodwill amortisation) decreased 44.9% in the year to $1,798 million from $3,264 million in 2001 and $1,406 million in 2000. Excluding the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million in 2001, and significant expenses (after tax) in 2002, net profit of $2,044 million increased 29.1% from the prior year.

        Net interest income increased $222 million or 6.7%, despite a 12 basis point decline in net interest margin to 2.79% (for Australia including Wealth Management) over the same period. The increase was driven by strong lending growth, with housing loans performing particularly well in a continuing low interest rate environment. Non-interest income increased $208 million or 9.2%, due largely to higher lending and account and other fee income, partially offset by lower treasury-related income from Wholesale Financial Services.

        Total expenses (before significant expenses) increased $221 million or 8.1%, reflecting higher personnel expenses with the impact of lower staff numbers offset by enterprise bargaining agreement increases, and an increase in the superannuation contribution. Expenses were further impacted by costs associated with upgrade of the credit card transaction processing system, an increase in credit card reward point costs, higher software amortisation and technology costs and higher occupancy expenses. The cost to income ratio remained fairly flat at 49.2%, compared to 49.0% in the prior year.

        The charge to provide for doubtful debts decreased by $360 million or 76.6%. The 2001 charge was impacted by a small number of large corporate exposures within Wholesale Financial Services, as well as a charge in relation to the collapse of a significant Australian customer and the Group's position as merchant transaction acquirer. The 2002 year has seen the realignment of Wholesale Financial Services' loan portfolio in order to reduce its risk profile and the review of the loan portfolio within Financial Services Australia (Business), resulting in a reduced charge for the year.

Wealth Management

        Net profit for Wealth Management Australia decreased 89.0% to $73 million in 2002, from $666 million in 2001. The result comprised of $225 million of profit generated through operations (2001: $320 million) and $152 million of the negative net movement in the excess of net market value over the net assets of life insurance controlled entities (2001: positive $333 million). Excluding significant expenses (after tax), profit from operations was $235 million.

        Profit generated through operations was impacted by the unavoidable impact of the significant deterioration in global equity market conditions, which has negatively impacted earnings generated on shareholders' invested capital, investment returns, fee revenue on a reduced level of funds under management, and as announced in August 2002, the impact of $45 million (after tax) in compensation provided for investors relating to a reduction in unit prices, which occurred in October 2001 in relation to certain products managed by National Australia Financial Management Limited (NAFM). It also includes the impact of investment expenditure (including operational and amortised capitalised expenditure).

        Further financial highlights supporting the net operating profit result include:

  •
  growth premiums and related revenue;

  •
  increased disability claims incidence duration and reserving resulting in an increase in claims expense;

  •
  capitalised losses due to increased annuitant life expectancy experience; and

  •
  growth in the contribution of the Private Bank as a result of strong lending and deposit volumes.

        For a discussion of the $152 million movement in the excess of net market value over net assets of life insurance controlled entities refer to page 48.

Europe

        Europe's net profit decreased 1.0% in the year to $951 million from $961 million in 2001 and $804 million in 2000. The 2002 result includes $130 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives. Excluding these items, net profit increased 12.5%.

        Clydesdale and Yorkshire Banks' contributed net profit (before goodwill amortisation) of $733 million, a decrease of 10.5% from the prior year. Excluding significant expenses (after tax), net profit of $822 million remained flat.

        Net interest income increased by $137 million or 7.6% driven by strong growth in core lending (mortgages and selected business term lending) and retail deposits (consumer products and increased liquidity in the banking system), partly offset by a small contraction in margin. Non-interest income decreased by 15.2% primarily due to reduced creditor insurance income, falling custody fees, lower sales of interest rate risk management products and declining account fees.

        Total expenses (before significant expenses) decreased $11 million or 0.9%, reflecting personnel expense decreases as a result of merit increases in the trading banks being more than offset by a reduction in employee numbers. The cost to income ratio improved from 44.6% to 44.4%. The charge to provide for doubtful debts increased $13 million or 3.6% due to increased provisioning as a result of higher lending volumes.

        Northern and National Irish Banks' contributed net profit (before goodwill amortisation) of $191 million, a decrease of 4.5% from the prior year. Excluding significant expenses (after tax), net profit of $218 million increased 9.4% from the prior year.

        Net interest income increased by $24 million or 4.6% as a result of solid growth in core lending (term business lending and mortgages) and sustained margins. Non-interest income decreased by 9.4% as a result of reduced creditor insurance income and gains on property disposals recognised in the prior year.

        Total expenses (before significant expenses) decreased $30 million or 6.6% and the cost to income ratio improved from 60.2% to 56.2%. In 2001, expenses included a net charge of $30 million in respect of settlement of customer claims pertaining to the sale of certain offshore insurance products, investigation expenses and restructuring costs. After adjusting for this, expenses were in line with the previous year. The charge to provide for doubtful debts increased $57 million or 42.2% due to increased provisioning as a result of growth in lending volumes.

New Zealand

        New Zealand's net profit increased 32.3% in the year to $373 million from $282 million in 2001 and $250 million in 2000. The 2002 result includes $14 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives. Excluding these items, net profit increased 37.2%.

        The New Zealand operations of Bank of New Zealand (BNZ) contributed net profit (before goodwill amortisation) of $433 million, an increase of 24.4% from the prior year. Excluding significant expenses (after tax), net profit of $447 million increased 28.4% from the prior year.

        Net interest income grew $95 million or 15.8% as a result of growth in core lending (particularly housing) and deposit volumes, while the net interest margin increased due to strong focus on margin management and the benefit of a higher level of retained capital.

        On January 1, 2002 the life insurance and funds management businesses of BNZ were transferred to a controlled entity of National Australia Financial Management Limited, as part of an internal restructure. Non-interest income increased 9.1% primarily due to an increase in commission income for the sale of wealth management products, which has arisen as a result of this restructure.

        Total expenses (before significant expenses) decreased $20 million or 4.4%, primarily reflecting the impact of the aforementioned restructure and lower personnel expenses as a result of a decline in staff numbers during the year. The cost to income ratio improved from 49.2% to 45.3%. The charge to provide for doubtful debts decreased by $22 million to a credit of $12 million in 2002, resulting from a reduced general provision charge following a review of provision requirements in the region.

United States

        The United States' contributed a net profit of $129 million compared to a net loss of $3,164 million in 2001 and a net profit of $490 million in 2000. The net loss in 2001 included significant expenses (after tax) of $3,617 million. The 2002 result includes $4 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives. Excluding these items, net profit decreased 70.6%.

        SR Investment, Inc. recorded a net profit (after goodwill amortisation) of $98 million in 2002, compared to a net loss of $3,486 million in the prior year.

        The prior year results were impacted by uncertainty and turbulence in the US mortgage servicing market and the discovery of an incorrect interest rate assumption embedded in the mortgage servicing rights valuation model, which was subsequently corrected. These factors resulted in the recognition of the following significant expenses in 2001:

  •
  $1,323 million (after-tax) impairment loss on mortgage servicing rights;

  •
  $1,436 million provision for changes in valuation assumptions to reduce the carrying value of the mortgage servicing rights to an estimated market sale value; and

  •
  $858 million goodwill write-down.

        SR Investment, Inc.'s net profit (before goodwill amortisation and significant expenses) decreased from $179 million in 2001 to a net profit of $98 million in 2002.

        The sale of HomeSide Lending, Inc.'s operating assets and operating platform to Washington Mutual Bank, FA. occurred on March 1, 2002. Proceeds from the sale of $2,314 million, less the carrying value of the assets sold and costs incidental to the sale of $2,322 million, resulted in a loss of $8 million, which is included in the results. Net mortgage origination revenue decreased 43%, due to the sale of operating assets resulting in only five months of revenue being recognised. Net servicing revenue decreased by 61%, impacted by the increase in the amortisation of mortgage servicing rights, as low mortgage rates resulted in higher prepayment activity. Other operating expenses fell by 23% primarily driven by the sale of the operating assets and operating platform.

        The net profit (before goodwill amortisation) of the Company's New York branch decreased 78.7% from $165 million to $35 million. The decrease in net profit was due to the impact of a major provisioning charge for a large corporate exposure in Wholesale Financial Services.

        The Group sold Michigan National Corporation and its controlled entities on April 1, 2001. In the half year to March 31, 2001, Michigan National Corporation and its controlled entities contributed net profit (before goodwill amortisation and significant items) of $156 million.

Asia

        Asia's net profit decreased 24.0% in the year to $57 million from $75 million in 2001 and $49 million in 2000. The 2002 result includes $8 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives. Excluding these items, net profit decreased 13.3%.

        The fall in profit was largely driven by Wholesale Financial Services. The Markets unit has experienced lower revenues largely from reduced trading opportunities and Corporate Finance activities have also decreased due to the slowing of activities in the region.

        In 2002, Wealth Management's Asian operations contributed a $5 million profit to the result, compared to a $7 million loss in 2001 (after outside equity interests).

Employees

        The following tables summarise the Group's staffing position as at September 30:

	2002 Number	2001 Number	2000 Number
Total staff
Full-time and part-time(1)	46,642	49,710	51,879
Full-time equivalents (core)(2)(3)	41,428	44,983	47,417
Full-time equivalents(3)(4)	43,202	47,597	49,514
Net profit before significant items per average full-time equivalent employee ($'000)	$83,537	$82,912	$71,475

(1)
Full-time and part-time staff excludes the effect of unpaid absences (eg. maternity leave).

(2)
Core excludes contractors and casual staff.

(3)
Full-time equivalents include part-time staff (pro-rated).

(4)
Comparative information in relation to full-time equivalents has been restated to include contractors and casual staff.

	2002 Number	2001(1) Number	2000(2) Number
By region
Australia	24,294	24,897	25,106
Europe	13,542	13,706	13,587
New Zealand	4,560	4,731	4,672
United States	165	3,506	5,902
Asia	641	757	247

Total full-time equivalents(3)	43,202	47,597	49,514

	2002 Number	2001(1)(4) Number
By line of business
Financial Services Australia	19,138	19,631
Financial Services Europe	11,850	12,125
Financial Services New Zealand	3,860	4,001
Wholesale Financial Services	2,467	2,596
Wealth Management	5,547	5,559
Other(5)	340	3,685

Total full-time equivalents(3)	43,202	47,597

(1)
Includes 3,363 SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.).

(2)
Includes 3,337 Michigan National Corporation and its controlled entities full-time equivalents.

(3)
Comparative information in relation to full-time equivalents has been restated to include contractors and casual staff.

(4)
2001 line of business comparatives have been restated to reflect the new business organisation structure.

(5)
Includes Corporate Centre functions. Also includes HomeSide Lending, Inc. prior to March 1, 2002.

        The Group's full-time equivalent employee numbers reduced by 4,395 people or 9.2% from 47,597 for 2001 to 43,202 for 2002. Excluding the impact of the sale of HomeSide Lending, Inc.'s operating assets and operating platform on March 1, 2002, full-time equivalent employee numbers decreased 2.4%. This compares with a 3.1% increase from 2000 to 2001, excluding the impact of the sale of Michigan National Corporation and its controlled entities. The reduction during 2002 has generally resulted from the implementation of efficiency improvements as a result of the Positioning for Growth program. Further reductions as part of this program are expected during 2003.

        The focus of the Positioning for Growth program has been to improve and streamline processes, create efficiency improvements and realign employees to areas of revenue growth. This has resulted in a reduction in employee numbers across the Group.

        It was recognised early on in the Positioning for Growth program that organisational and process changes would only succeed when supported by a workforce that is empowered and motivated to deliver high quality customer service. A revitalisation project was established to affect this dynamic of cultural change. The project has launched a wide range of initiatives as a catalyst in the process of cultural renewal; these have been well received by employees and are producing the desired outcomes.

        In Australia, employees decreased by 603 in 2002, having decreased by 209 in the previous year. The decrease in 2002 mainly resulted from a reduction in employees in Financial Services Australia, as well as in Group support functions. This was a result of the corporate restructure and rationalisation of processes undertaken as part of the Positioning for Growth program during the year.

        In Europe, employees decreased by 164 in 2002, having increased by 119 in the previous year. The net decrease in employees in 2002 resulted from a reduction in employees through various Positioning for Growth initiatives such as outsourcing and efficiency saving in the back office, partly offset by an increase in Wealth Management employees through the expansion of the Wealth Management strategy.

        In New Zealand, employees decreased by 171 in 2002, having increased by 59 in the previous year. The 2002 decrease resulted from a reduction in employees through various Positioning for Growth initiatives such as systems improvements and reduced project expenditure.

        In the United States, employees decreased 3,341 in 2002 primarily as a result of the sale of HomeSide Lending, Inc.'s operating assets and operating platform on March 1, 2002. In 2001, employees decreased 2,396 primarily as a result of the sale of Michigan National Corporation and its controlled entities.

        In Asia, employees decreased 116 in 2002, having increased by 510 in the previous year (although 482 of this prior year increase related to the transfer of Wealth Management Asia employees previously classified within Australia). The 2001 employee numbers incorporate 109 employees of joint venture interests of the Group; however, these employees have been excluded from 2002 in order to apply consistent treatment across the Group. Excluding the impact of this, employee numbers remained fairly constant, only decreasing by seven in 2002.

        Approximately 45% of Group employees in Australia are members of the Finance Sector Union of Australia (FSU). Over the last 12 months, the Company has continued to strive for a good relationship with the FSU through the enterprise bargaining process. Following industrial disruption that continued into the first quarter of 2002, a negotiated settlement of a new enterprise agreement with the FSU occurred in June. The new three year enterprise agreement was certified in the Australian Industrial Relations Commission on October 24, 2002 covering many aspects of employment issues such as training, career and pay structures.

Assets and equity

        Year-end total assets increased to $377.4 billion from $374.7 billion at September 30, 2001. Following the sale of the operating assets and operating platform of HomeSide Lending, Inc. (HomeSide US) on March 1, 2002, $3.8 billion of total assets were removed from the Group's balance sheet. The appreciation of the Australian dollar, primarily against the US dollar and British pound, decreased total assets by $7.1 billion in 2002, compared to a $17.0 billion increase in 2001. Excluding the impact of the exchange rate movements, total assets (in Australian dollar terms) grew $9.7 billion or 2.6% during 2002, primarily reflecting growth in lending.

        Year-end total equity in the Group decreased from $23.6 billion at September 30, 2001 to $23.3 billion during 2002. The decrease in total equity was primarily attributable to an increase of $0.8 billion (2001: $0.8 billion) in retained profits, dividend reinvestment and share issues totalling $0.5 billion (2001: $0.9 billion), offset by share buy-backs of $1.2 billion (2001: $nil) and the impact of movements in the foreign currency translation reserve of $(0.5) billion (2001: $0.2 billion).

        In Australia during 2002, total assets grew by $8.0 billion to $213.4 billion with gross loans and advances increasing by 13.2% to $120.9 billion. The major contributor to this increase was housing loans, which grew by 23.1% to $68.5 billion, buoyed by a continuing low interest rate environment and the Australian Commonwealth Government's first home buyers grant. In Australian dollar terms, total assets in Europe increased by 12.4% to $107.1 billion during 2002. Excluding the effect of exchange rate movements, total assets in Europe grew by 16.8%, reflecting growth in lending, particularly in term lending, as well as solid housing lending growth. In Australian dollar terms, total assets in New Zealand increased by 1.1% to $30.4 billion in 2002. Excluding the effect of exchange rate movements, total assets in New Zealand fell by 3.9%, due to lower cash and Wholesale Financial Services lending, offsetting strong retail lending growth, particularly in relation to housing lending, up 8.1%. In Australian dollar terms, total assets in the United States decreased by 42.2% to $17.3 billion in 2002. Excluding the effect of exchange rate movements, total assets in the United States fell by 33.4%. This was due to the sale of HomeSide US's operating assets and operating platform on March 1, 2002, which removed $3.8 billion of assets from the Group's balance sheet, lower mortgage servicing rights, and reduced activity in Wholesale Financial Services. In Australian dollar terms, total assets in Asia increased by 34.7% to $9.1 billion in 2002. Excluding the effect of exchange rate movements, total assets in Asia decreased 29.3%, reflecting reduced activity in Wholesale Financial Services.

        Following the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) which closed on October 1, 2002, $1.4 billion of total assets have been removed from the Group's balance sheet.

Assets and equity adjusted to accord with US GAAP

        Year-end total assets calculated in accordance with US GAAP increased to $380.3 billion in 2002 after an increase to $377.2 billion at September 30, 2001. In US dollar terms, year-end total assets increased by US$21.1 billion, or 11.4%, from US$185.4 billion in 2001 to US$206.5 billion in 2002. The increase in total assets in 2002 is mainly attributable to the factors outlined above (offset in part by the impact of the strong Australian dollar). In 2002, total equity under US GAAP reported in Australian dollars remained flat at $24.0 billion. (Refer to note 58 in the financial report for a detailed reconciliation of total assets and total equity according to US GAAP.)

Return on average equity

        Profitability, as measured by return on average equity before significant items, decreased to 17.0% in 2002 from 18.4% in 2001 and 18.1% in 2000. This was principally impacted by a reduced contribution to Group earnings from Wealth Management in 2002 and an increase of 2.0% in weighted average equity due to the retention of profits within the Company funding of business growth, offset by the impact of the buy-back of ordinary shares.

        Cash return attributable to ordinary shareholders (as measured by net profit attributable to ordinary shareholders, excluding significant items, the movement in the excess of net market value over net assets of life insurance controlled entities and goodwill amortisation), on average tangible equity (excluding goodwill), decreased in 2002, with average tangible equity growing at a faster rate than cash earnings.

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Weighted average equity(1)	21,172	20,752	17,586	15,915	14,054
Return on average equity (%)(1)(2)	17.0	18.4	18.1	17.3	17.8
Cash return on average tangible equity (%)(3)	17.6	18.2	19.4	21.1	22.9

(1)
Based on amounts attributable to ordinary shareholders.

(2)
Based on net profit before significant items.

(3)
Cash return is based on cash earnings attributable to ordinary shareholders excluding significant items, the movement in the excess of net market value over net assets of life insurance controlled entities and goodwill amortisation.

Earnings and dividends per share

	2002 Cents	2001 Cents(1)	2000 Cents(1)	1999 Cents(1)	1998 Cents(1)
Cash earnings per share before significant items	248.2	236.6	214.8	200.6	187.3
Cash earnings per share	222.0	110.7	205.7	201.0	153.0
Earnings per share before significant items
Basic	231.9	247.4	211.3	186.6	174.6
Diluted(2)	221.2	243.2	207.7	183.4	171.9
Earnings per share
Basic	205.7	121.5	202.3	186.6	140.0
Diluted(2)	202.5	122.8	199.1	183.4	138.8
Dividends per share	147.0	135.0	123.0	112.0	102.0

(1)
The calculation of cash earnings per share and earnings per share for the 1998, 1999, 2000 and 2001 years has been restated to reflect the impact of the application of revised Australian Accounting Standard AASB 1027 "Earnings per Share".

(2)
Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of options, potential conversion of exchangeable capital units and partly paid ordinary shares, as set out in note 8 in the financial report.

        Cash earnings per share before significant items increased 4.9% in 2002 to 248.2 cents, from 236.6 cents in 2001, and 214.8 cents in 2000. Including the impact of significant items, cash earnings per share increased 100.5% for 2002 to 222.0 cents, from 110.7 cents in 2001 and 205.7 cents in 2000. The increase in cash earnings per share before significant items reflects strong growth in profitability before significant items, goodwill amortisation and the movement in the excess of net market value of life insurance controlled entities. It further reflects the active capital management activities of the Group during the year, in particular the impact of the Company's ordinary share buy-back program.

        Basic earnings per share before significant items decreased 6.3% in 2002 to 231.9 cents, from 247.4 cents in 2001 and 211.3 cents in 2000. Including the impact of significant items, basic earnings per share increased 69.3% for 2002 to 205.7 cents, from 121.5 cents in 2001 and 202.3 cents in 2000.

        Interim dividends of 72, 67 and 59 cents per ordinary share were paid during the years ended September 30, 2002, 2001 and 2000 respectively. The final dividend declared from the 2002 profit was 75 cents, an increase of seven cents, or 10.3% compared with 2001 at 68 cents and 2000 at 64 cents. The 2002 final dividend is payable on December 11, 2002.

        The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends. Future dividend policies will be determined by the Board of directors with regard to the Company's earnings, capital requirements, financial conditions and applicable government regulations and policies. In addition, the payment of dividends is subject to the restrictions described in note 7 in the financial report.

        The interim dividend paid was fully franked and the final dividend is 90% franked. The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%. For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company's foreign dividend account and therefore will not be subject to Australian withholding tax.

        The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group's profits that will be subject to Australian income tax and any future changes to the Australian business tax systems as a result of the Australian Commonwealth Government's tax reform initiatives. The Company currently expects to be able to frank available dividends to the extent of 85% to 100% during the course of 2003.

        The Company has a bonus share plan enabling shareholders (principally those who do not benefit from dividend imputation) to elect to take all or part of their dividend in the form of unfranked bonus ordinary shares. The Company's Dividend Reinvestment Plan permits reinvestment of cash dividends in new ordinary shares. In addition, the UK dividend plan permits ordinary shareholders to receive dividends paid out of the profits of a UK subsidiary.

Shareholder value

        The Group is committed to growing value for its shareholders. Shareholders look to management to invest capital and earn a return that exceeds the cost of that capital. Economic Value Added (EVA®) is measured by subtracting from profit the cost of the capital invested.

        More precisely, it is EVA®'s net operating profit after tax (NOPAT) less the cost of capital (economic capital × the cost of that capital). EVA®'s NOPAT is based on reported net operating profit before tax, adjusted to better reflect the underlying cash earnings performance of the Group and to attribute value to imputation credits generated. Economic capital is based on shareholders' equity, adjusted to more fully reflect the capital being used by the Group. The cost of capital is the Group's cost of equity capital, which is currently 11.5%, calculated using the capital asset pricing model.

        During the year, the Group continued embedding the use of EVA®, which is measured at the divisional level, into the way the Group prices products, and assesses investment opportunities. EVA® is also linked directly to at-risk compensation for senior managers, and indirectly for all staff.

        Annual economic value added has grown 13.7%, from $1,129 million to $1,284 million, reflecting strong growth in the core businesses, the positive impact of the reduction in the Australian corporate tax rate, and more efficient capital management strategies.

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
EVA®'s net operating profit after tax	4,157	3,881	3,680	3,328	2,692
Deduct: Cost of capital	2,873	2,752	2,301	1,938	1,735

EVA®	1,284	1,129	1,379	1,390	957

Average annual cost of capital (%)	11.5	11.5	11.4	10.5	10.5

EVA® is a registered trademark of Stern Stewart & Co.

Liquidity and funding

        Liquidity risk is the risk that the Group is unable to meet its financial obligations as they fall due. These obligations include the repayment of deposits on-demand or at their contractual maturity dates, the repayment of borrowings and loan capital as they mature, the payment of insurance policy benefits, claims and surrenders, the payment of operating expenses and taxation, the payment of dividends to shareholders, and the ability to fund new and existing loan commitments.

        The Group's banking entities comply with the regulatory liquidity requirements of the banking regulators in Australia, the UK, the Republic of Ireland, New Zealand, US, Singapore, Hong Kong, Korea and Japan as required. Wealth Management also complies with the regulatory liquidity requirements of dealers' licences. Liquidity within the Group is also managed in accordance with policies approved by the Board, with oversight from regional and Group Asset and Liability Management Committees (refer to "liquidity risk" under "risk management" on page 83 for a detailed discussion).

        The principal sources of liquidity for the Group are:

  •
  the maturity of available for sale and investment securities;

  •
  interest received from customer loans;

  •
  customer deposits;

  •
  life insurance premiums received;

  •
  proceeds from bonds, notes and subordinated debt issues;

  •
  fee income; and

  •
  interest and dividends from investments.

        The Group's primary source of funding is from customer deposits—either on-demand and short-term deposits, and term deposits and bank issued certificates of deposit. Of total liabilities at September 30, 2002 of $354.1 billion, funding from customer deposits and certificates of deposit amounted to $188.8 billion (53%). Although a substantial portion of customer accounts are contractually repayable within one year, on-demand, or at short notice, customer deposit balances have traditionally provided a stable source of core long-term funding for the Group.

        Deposits taken from the inter-bank market of $43.3 billion as at September 30, 2002 supplement the Group's customer deposits.

        The Group also accesses the domestic and international debt capital markets under its various funding programs. As at September 30, 2002, the Group had on issue $22.2 billion of term debt securities (bonds, notes and subordinated debt) and the following funding programs available to fund the Group's general banking businesses:

        Short-term funding programs:

  •
  US commercial paper program;

  •
  Global commercial paper and certificate of deposit program; and

  •
  Bank of New Zealand global commercial paper program.

        Long-term funding programs:

  •
  US domestic medium-term note (MTN) program;

  •
  US MTN program;

  •
  Euro MTN program; and

  •
  Australian transferable certificates of deposit program.

        The cost and availability of senior unsecured financing is influenced by credit ratings. At September 30, 2002, the Company's credit ratings were as follows:

	Short-term debt	Senior long-term debt
Standard & Poor's Corporation	A-1+	AA
Fitch, Inc.	F1+	AA
Moody's Investors Service, Inc.	P-1	Aa3

        The ability to sell assets quickly is also an important source of liquidity for the Group. The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise. As at September 30, 2002, the Group held $19.6 billion of trading securities and $6.2 billion of available for sale securities. In addition, the Group held $235.7 billion of gross loans and advances to customers, of which $88.9 billion is due to mature within one year—although a proportion of these maturing customer loans will be extended in the normal course of business.

        Within the Group's Wealth Management business, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and the proceeds from the sale and maturity of investments. The investment policies adhered to by the Group's life insurance companies consider the anticipated cash flow requirements by matching cash inflows with projected liabilities.

        Based on the level of resources within the Group's businesses, and the ability of the Group to access wholesale money markets and issue debt securities should the need arise, overall liquidity is considered more than sufficient to meet current obligations to customers, policyholders and debtholders.

        The following table sets out the amounts and maturities of the Group's contractual cash obligations at September 30, 2002:

	Payments due by period
	Less than 1 year $m	1 to 3 year(s) $m	3 to 5 years $m	After 5 years $m	Total $m
Long-term debt—dated	4,547	9,958	1,155	6,529	22,189
Operating leases	178	391	362	1,020	1,951

Total contractual cash obligations	4,725	10,349	1,517	7,549	24,140

        The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities, including life insurance policy liabilities. At September 30, 2002, the Group had $1,866 million of undated long-term debt outstanding.

        The following table sets out the amounts and maturities of the Group's contingent liabilities and other commercial commitments at September 30, 2002:

	Amount of commitment expiration per period
	Less than 1 year $m	1 to 3 year(s) $m	3 to 5 years $m	After 5 years $m	Total $m
Contingent liabilities
Guarantees	2,830	176	19	4	3,029
Letters of credit	2,308	822	145	975	4,250
Performance-related contingencies	2,390	125	22	26	2,563
Other contingent liabilities	278	21	25	1	325
Other commercial commitments
Outright forward purchases and forward deposits(1)	4	—	—	—	4
Other binding credit commitments(1)	60,982	9,415	3,440	2,951	76,788
Investment commitments(2)	638	—	—	—	638

Total commercial commitments	69,430	10,559	3,651	3,957	87,597

(1)
Credit-related commitments arise from contracts entered into in the normal course of business generally relating to financing needs of customers (refer to note 45 in the financial report).

(2)
In the normal course of business of the Group's life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

        Refer to note 45 in the financial report for further discussion of "contingent liabilities and credit commitments".

Special purpose entities

        Special purpose entities (SPEs) are entities that are typically set up for a specific, limited purpose and generally would not enter into an operating activity or have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These vehicles form an integral part of many financial markets.

        An important feature of financial accounts prepared under Australian GAAP, is that they are required to present a true and fair view, which includes reflecting the economic substance of transactions and arrangements, and not just the legal form and structure.

        Australian Accounting Standard AASB 1024 "Consolidated Accounts" (AASB 1024) requires a company to consolidate entities it controls, and not just entities in which it has majority ownership. Therefore, an SPE would be required to be consolidated if the Group has the capacity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of the SPE, so as to enable the SPE to operate with it in pursuing the objectives of the Group.

        Further, Urgent Issues Group Consensus Views Abstract 28 "Consolidation—Special Purpose Entities" provides additional guidance as to some of the factors that would indicate control relating to the activities, decision making powers, risks and benefits of an SPE that would generally require the SPE to be consolidated.

        An SPE is consolidated in the Group if it either meets the requirements of AASB 1024 or if the risks and rewards associated with the SPE lie with the Group such that the substance of the relationship is that of a controlled entity. Substance over form means examining all the agreements in relation to the transaction, including side letters or agreements relating to either the provision of guarantees or collateral on the loans, or equity funding based on the value of the entity.

        The Group, in the ordinary course of business, has established or sponsored the establishment of SPEs in various areas, which are described below along with their Australian GAAP treatment.

Asset securitisation

        The Group makes limited use of asset securitisation arrangements as a source of alternative funding. SPEs for securitisation are created when the Group has an asset (eg. a loan portfolio), which it sells to an SPE. The SPE in turn sells interests in the asset as securities to investors. The Group does not recognise the assets and liabilities of these SPEs and they are not reported on the Group's statement of financial position at September 30, 2002. This is because the risks and rewards of the assets in the SPE no longer lie with the Group (ie. the Group no longer retains any significant exposure to the returns on these assets.)

        The Company completed its inaugural sale of residential mortgage-backed securities in January, 2001. Class A mortgage-backed floating rate notes of US$1.06 billion were issued into the offshore markets, and Class B notes of $20 million were issued into the Australian domestic debt capital markets. Certain administrative activities and the provision of interest rate and currency swaps have been transacted with the SPE on an arm's length basis. As at September 30, 2002, securitised assets not recognised on the Group's statement of financial position were $929 million. (Refer to notes 1 and 16 in the financial report.)

Multi-seller securitisation conduits

        The Group manages two multi-seller securitisation conduits, Titan and Quasar. These conduits provide off-balance sheet funding for the Group's corporate customers. The securitisation programs use SPEs to provide access to funding via the asset-backed commercial paper and medium-term note (MTN) investor markets. These securitisation programs generally involve the sale of financial assets by customers to SPEs, which then issue commerical paper or MTNs to fund the purchases. The assets acquired by the conduits, which totalled $1,878 million at September 30, 2002, included debt securities, mortgages, lease receivables, commodity receivables and loans.

        These financial assets represent assets in which the Group has no interest and which are not reported on the Group's statement of financial position at September 30, 2002. Certain administrative activities and the provision of liquidity and credit facilities to the programs are performed by the Group under arm's length contracts that it, or the conduits' independent board of directors, can terminate. Fees received by the Group for performing these services are recorded as fees and commission income when earned.

Repackaging securitisation

        The Group sponsors a repackaging securitisation vehicle, Script Securitisation Pty Ltd (Script). Script acquires debt instruments and, through the application of derivatives, generates master-funded repackaged debt instruments for sale to customers of the Group. The Group has no interest in the debt instruments acquired and these instruments are not reported on the Group's statement of financial position at September 30, 2002.

Structured finance transactions

        The use of an SPE to isolate cash flows and assets is common in the banking industry to enable a customer to minimise their funding cost or maximise their investment returns, and the bank to have access to specific collateral. The Group has relationships with numerous SPEs to provide financing to customers. Any financing relationships are entered into under normal lending criteria and are subject to the Group's credit approval process. The assets arising from these financing activities are generally included in loans and advances to customers, investment securities, or shares in entities and other securities. The Group also has relationships with SPEs to enable the placing of customers' surplus funds with the Group. These surplus funds are in all cases included in the Group's statement of financial position. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Capital resources

	2002 $m	2001 $m	2000 $m
Total equity (parent entity interest)	23,184	23,489	21,361
Outside equity interest	67	68	46
Perpetual floating rate notes	460	507	461
Exchangeable capital units	1,262	1,262	1,262

Total liquidity and capital resources	24,973	25,326	23,130

        The Group assesses its capitalisation against market, regulatory and ratings agency expectations, having regard to Australian and international peers and the Group's own asset base, risk profile and capital structure. The Group believes it has sufficient capital to meet current and future commitments.

        As indicated in the above table, the Group's capital position remained stable during the year. The Group has a history of internally generating capital through retained profits and has traditionally relied on retained profits to augment its capital resources to allow for real and inflation-induced growth in its asset base. The capital position also increases from the reinvestment of dividends under the Company's Dividend Reinvestment Plan (DRP) and share issues pursuant to option plans.

        During the years ended September 30, 2002, 2001 and 2000, 9.8 million, 19.2 million and 15.0 million fully paid ordinary shares were issued under the DRP to shareholders at varying prices.

        In November 2001, the Group adopted a continuing policy to buy back fully paid ordinary shares equal to new shares issued under the Group's various share and option plans. In May 2002, the Group announced its intention to extend the buy-back program until September 30, 2003, and to increase the value of shares subject to the buy-back by an additional $1,000 million. The DRP was also modified by introducing a cap of 15,000 on the number of shares per shareholder eligible to participate in the DRP. On August 28, 2002, following the announcement of the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.), the Group announced a further increase of $750 million in the value of shares subject to the ongoing share buy-back.

        The stability in the capital position for the past year is a result of the Group's on-market buy-back program, which has offset internal capital generation and new shares issued under the Group's various share and option plans. During the year, the Group bought back 36,150,513 ordinary shares. The shares were bought back at an average price of $34.52 per share, thereby reducing ordinary equity by $1,248 million. The highest price paid was $36.05 per share and the lowest price paid was $31.00 per share. All buy-backs are subject to appropriate pricing parameters and an assessment of the circumstances facing the Group at the relevant time.

Capital adequacy

        As at September 30, 2002, the Group's total capital adequacy ratio was 10.2%, consisting of Tier 1 capital of 7.8%, Tier 2 capital of 3.7% and deductions of 1.3%.

        The Group's primary prudential supervisor is the Australian Prudential Regulation Authority (APRA). APRA imposes capital adequacy requirements on banks, the prime objective of which is to ensure that an adequate level of capital is maintained, thereby providing a buffer to absorb unanticipated losses from activities. Consistent with the international standards of the Basel Committee on Banking Supervision, APRA's approach to assessing capital adequacy of banks focuses on three main elements: the credit risk associated with a bank's exposures, the market risk associated with a bank's trading activities, and the form and quantity of a bank's capital.

        In order to provide a broad indication of relevant credit risk, all assets are risk weighted according to four categories (0%, 20%, 50% and 100%). The assets to which those weightings apply are described more fully below (refer to "risk-adjusted assets and off-balance sheet exposures"). Off-balance sheet transactions are converted to balance sheet equivalents, using a credit conversion factor, before being allocated to a risk-weighted category.

        Off-balance sheet activities giving rise to credit risk are categorised as follows: direct credit substitutes such as financial guarantees and standby letters of credit; trade and performance-related contingent items such as performance bonds, warranties, and documentary letters of credit; long-term commitments such as formal credit lines with a residual maturity exceeding one year; and market-related transactions such as foreign exchange contracts, currency and interest rate swaps and forward rate agreements.

        Market risk is defined as the risk of losses in on and off-balance sheet positions arising from movements in market prices pertaining to interest rate-related instruments and equities in the trading book, and foreign exchange risk and commodities risk throughout the Group. APRA's current capital requirements for market risk, which involve creating equivalent risk-weighted exposures (refer to "risk-adjusted assets and off-balance sheet exposures") are broadly consistent with the Basel Committee on Banking Supervision's recommendations.

        For regulatory purposes, capital comprises two elements, eligible Tier 1 capital (ie. Tier 1 capital, net of any deductions) and Tier 2 capital from which certain further deductions are made. The resultant amount of capital forms the capital base. Eligible Tier 1 capital must constitute at least 50% of the capital base. Tier 1 capital includes fully paid ordinary capital (including hybrid instruments such as National Income Securities), fully paid non-cumulative irredeemable preference shares, reserves (other than asset revaluation reserves), retained profits less goodwill and other intangible assets. In addition, where recognised future income tax benefits are greater than deferred income tax liabilities, the net future income tax benefit is deducted from Tier 1 capital. Tier 2 capital includes asset revaluation reserves, general provision for doubtful debts (net of associated future income tax benefits), certain hybrid debt/equity instruments, and subordinated long-term debt.

        Net assets in non-consolidated controlled entities and holdings of other bank's capital instruments are deducted from the capital base.

        As the measure of capital adequacy, Australian banks are required to maintain a minimum ratio of capital base to total risk-weighted assets of 8%, of which a minimum of 4% must be held in Tier 1 capital.

        The numerator of the ratio is the capital base. The denominator of the ratio is the total risk-weighted asset exposure, (ie. sum of credit risk-weighted exposures and the equivalent market risk-weighted exposure).

        Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value, which includes the value of future business and the embedded value, which does not include the value of future business), is deducted from Tier 1 capital, and embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group's results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends.

        The Basel Committee on Banking Supervision has released wide-ranging and detailed proposals for the reform of capital adequacy guidelines for banks in the Basel II Capital Accord. The Basel Committee on Banking Supervision's reform objective is to develop more risk-sensitive, internationally-accepted, capital adequacy guidelines that are aligned more accurately with the individual risk profiles of banks.

Capital ratios

	2002%	2001%	2000%
Tier 1	7.8	7.5	6.6
Tier 2	3.7	3.9	4.0
Deductions	(1.3)	(1.2)	(1.3)

Total capital	10.2	10.2	9.3

        The capital ratios at September 30, 2002, include the effect of the on-market share buy-back program, the sale of the HomeSide Lending, Inc. operating assets and operating platform and the sale of HomeSide Lending, Inc.'s mortgage services rights of approximately US$12.8 billion of mortgages on May 31, 2002. The capital ratios do not include the effect of the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) which settled on October 1, 2002.

        The following tables provide details of the Tier 1 and Tier 2 capital position, risk-adjusted assets and off-balance sheet exposures as at September 30:

Regulatory capital

	2002 $m	2001 $m	2000 $m
Tier 1
Contributed equity	9,931	10,725	9,855
Reserves	2,105	2,427	2,006
Retained profits	11,148	10,337	9,500
Outside equity interest	67	68	46
Estimated reinvestment under the Dividend Reinvestment Plan(1)	127	365	283
Deduct:
Asset revaluation reserve	(7)	(16)	(14)
Goodwill	(775)	(876)	(2,617)
Intangible component of investment in non-consolidated controlled entities	(2,448)	(2,448)	(2,290)
Other	(917)	(1,352)	(938)

Total Tier 1 capital	19,231	19,230	15,831

Tier 2
Asset revaluation reserve	7	16	14
General provisions for doubtful debts	1,414	1,538	1,562
Perpetual floating rate notes	460	507	461
Exchangeable capital units	1,262	1,262	1,262
Dated subordinated debt	6,174	6,815	6,277
Notional revaluation of investment securities to market	12	11	(28)

Total Tier 2 capital	9,329	10,149	9,548

Total Tier 1 and 2 capital	28,560	29,379	25,379

Deductions
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	(2,808)	(2,780)	(2,788)
Holdings of other financial institutions' capital instruments	(445)	(445)	(446)

Total regulatory capital	25,307	26,154	22,145

(1)
The amount is derived from reinvestment experience on the Company's dividend reinvestment and bonus share plans.

Risk-adjusted assets and off-balance sheet exposures

					Risk-adjusted balance(1)
	2002 $m	Balance 2001 $m	2000 $m	Risk weights %	2002 $m	2001 $m	2000 $m
Assets
Cash, claims on Reserve Bank of Australia, Australian Commonwealth and State governments, OECD central governments and central banks(2)	25,191	21,663	19,257	0	—	—	—
Claims on Australian banks, local governments and banks incorporated in OECD countries	45,053	47,438	31,188	20	9,011	9,488	6,238
Housing loans(3)	88,212	81,515	69,348	50	44,106	40,757	34,674
All other assets	163,854	166,843	164,195	100	163,854	166,843	164,195

Total assets(4)	322,310	317,459	283,988		216,971	217,088	205,107

				Risk-adjusted balance(1)
	Contract or notional amount 2002 $m	Credit equivalent amount 2002 $m
			Risk weights %	2002 $m	2001 $m	2000 $m
Off-balance sheet exposures
Financial guarantees, standby letters of credit and other letters of credit	9,932	8,704	0–100	7,788	9,115	8,743
Performance-related guarantees, warranties and indemnities	3,010	1,505	0–100	1,452	1,347	1,480
Commitments to provide finance facilities with residual term to maturity of over 12 months and other commitments	91,942	12,906	0–100	11,032	15,672	15,156
Foreign exchange, interest rate and other market-related transactions	1,203,183	24,437	0–50	7,120	10,817	6,334

Total off-balance sheet exposures	1,308,067	47,552		27,392	36,951	31,713

Total risk-adjusted assets				216,971	217,088	205,107

Total risk-adjusted assets and off-balance sheet exposures—credit risk				244,363	254,039	236,820
Add: Risk-adjusted assets—market risk(5)				3,475	3,474	1,769

Total assessed risk exposure				247,838	257,513	238,589

(1)
Claims secured by cash, government securities or guarantees from banks and governments reflect the risk weight attaching to the collateral security or a direct claim on the guarantor.

(2)
Short-term claims on the Australian Commonwealth Government are those with a residual term to maturity of less than 12 months; longer-term claims are those with residual term to maturity greater than 12 months. Both categories held in the banking book attract a 0% risk weighting.

(3)
Housing loans approved after September 5, 1994 having a loan to market valuation ratio in excess of 80% must be risk weighted at 100%. However, these loans may qualify for the 50% risk weighting if they are covered by an adequate level of mortgage insurance provided by an acceptable lenders mortgage insurer. These loans are reported under "all other assets".

(4)
Total assets differ from those in the Group's statement of financial position due to the adoption of APRA's classification of certain items for capital adequacy purposes, particularly goodwill and general provision for doubtful debts. In addition, fair values of trading derivative financial instruments have been excluded as they have been incorporated into the calculation of the credit equivalent amount of off-balance sheet exposures.

(5)
Under APRA Prudential Standard APS 113 "Capital Adequacy: Market Risk", Australian banks are required to hold sufficient levels of capital to cover market risk.

Gross loans and advances

Average balances

	2002 $bn	2001 $bn	2000 $bn
Average gross loans and advances
Australia	113	102	91
Overseas	103	99	88

Total average gross loans and advances	216	201	179

        The diversification and size of the Group is such that its lending is widely spread both in terms of geography and types of industries served. The loan portfolio continues to consist of short-term outstandings with 37.7% of the loans at September 30, 2002 maturing within one year and 24.1% maturing between one year and five years. Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years. The average balance of loans and advances in 2002 equated to 59.5% of the average total assets of the Group. This compares with 56.7% in 2001 and 62.8% in 2000.

        Average gross loans and advances increased $14.2 billion or 7.1% to $215.5 billion in 2002, from $201.3 billion in 2001 and $179.2 billion in 2000. A continuing low interest rate environment assisted in growth in lending volumes.

        Australian average gross loans and advances accounted for 52.3% of the total average gross loans and advances in 2002, compared with 50.7% in 2001 and 50.9% in 2000. Australian average gross loans and advances increased $10.8 billion, or 10.6% to $112.7 billion in 2002, from $101.9 billion in 2001 and $91.1 billion in 2000. The increase mainly reflects strong growth in housing lending.

        Overseas average gross loans and advances increased $3.5 billion, or 3.5% to $102.8 billion in 2002, from $99.3 billion in 2001 and $88.0 billion in 2000. Excluding the impact of Michigan National Corporation and its controlled entities which were sold on April 1, 2001, overseas average gross loans and advances increased 12.7% in 2002. The increase mainly related to Europe and New Zealand, reflecting strong housing and term lending growth.

Loans by industry for the Group as at September 30, 2002

	Australia $m	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Government and public authorities	1,588	1,022	218	50	145	3,023
Agriculture, forestry and fishing	4,890	2,482	3,341	15	164	10,892
Financial, investment and insurance	3,053	13,454	3,734	3,681	1,254	25,176
Real estate—construction	1,807	2,080	132	863	198	5,080
Manufacturing	2,034	4,011	1,227	824	683	8,779
Real estate—mortgage	68,461	17,496	9,523	13	583	96,076
Instalment loans to individuals and other personal lending (including credit cards)	11,352	11,614	1,680	—	—	24,646
Lease financing	7,168	8,669	2	—	43	15,882
Other commercial and industrial	20,532	17,103	5,845	1,784	866	46,130

Total gross loans and advances	120,885	77,931	25,702	7,230	3,936	235,684

Deduct: Unearned income	(1,021)	(893)	—	—	—	(1,914)
Provisions for doubtful debts	(1,190)	(980)	(145)	(122)	(33)	(2,470)

Total net loans and advances	118,674	76,058	25,557	7,108	3,903	231,300

        In Australia, net loans and advances grew by $14.3 billion, or 13.7% to $118.7 billion at September 30, 2002, with strong growth in housing lending and other personal lending. Residential mortgage loans increased by $12.8 million, or 23.1% to $68.5 billion, aided by a low interest rate environment and the Australian Commonwealth Government's first home buyers grant. Other personal lending grew by $1.5 billion, or 15.2% during 2002 to $11.4 billion.

        In Europe, net loans and advances grew by $5.7 billion, or 8.1% to $76.1 billion at September 30, 2002; however, excluding the impact of exchange rate movements, net loans and advances grew by 11.9%. Residential mortgages increased by 3.5% and term lending increased 19.6%, reflecting the success of products such as the tailored business loan and Wholesale Financial Services lending.

        In New Zealand, net loans and advances grew by $1.7 billion, or 7.2% to $25.6 billion at September 30, 2002; however, excluding the impact of exchange rate movements, net loans and advances grew by 2.1%. Growth was principally in relation to residential mortgages up 13.4%, reflecting the success of products such as GlobalPlus and Fly Buys housing loans, partially offset by a reduction in Wholesale Financial Services lending.

        In the United States, net loans and advances grew by $2.6 billion, or 56.0% to $7.1 billion at September 30, 2002; however, excluding the impact of exchange rate movements, net loans and advances grew by 72.3%, resulting from growth in Wholesale Financial Services lending.

        In Asia, net loans and advances decreased by $0.8 billion, or 17.1% to $3.9 billion at September 30, 2002, resulting from movements in end of period loan balances in relation to the Wholesale Financial Services operations.

Impaired assets, provisions and allowance for loan losses

Non-accrual loans

	Gross $m	2002 Specific provision $m(1)	Net $m	Gross $m	2001 Specific provision $m(1)	Net $m
Australia	888	299	589	959	325	634
Europe	545	145	400	692	187	505
New Zealand	27	4	23	43	8	35
United States	128	51	77	31	5	26
Asia	2	1	1	7	3	4

Total	1,590	500	1,090	1,732	528	1,204

Percentage of risk-weighted assets	0.6%	0.2%	0.4%	0.7%	0.2%	0.5%

	2002 $m	2001 $m	2000 $m
Net non-accrual loans	1,090	1,204	1,025
Total equity	23,251	23,557	21,407
Percentage	4.7%	5.1%	4.8%

(1)
Includes specific provisions for impaired off-balance sheet credit exposures.

        Total non-accrual loans less specific provision for credit losses at September 30, 2002 were $1,090 million, a decrease of $114 million, or 9.5% from the 2001 balance of $1,204 million. This decrease reflects an improvement in asset quality across regions following a review of loan portfolios, most notably in relation to Wholesale Financial Services, with a view to reducing their risk profile and the Group's conservative approach to writing-off doubtful debts. The balance also reflects the impact of a large non-accrual loan in the United States.

        Gross non-accrual loans at September 30, 2002 were $1,590 million, a decrease of $142 million, or 8.2% from the balance at September 30, 2001.

        The Group's gross non-accrual loans to risk-weighted assets were 0.6% at September 30, 2002, a decrease from 0.7% at September 30, 2001, primarily reflecting an improvement in asset quality in relation to the Group's balance sheet (refer comment noted above). The Australian component of the gross non-accrual loans at September 30, 2002 was $888 million, decreasing $71 million, or 7.4% from 2001. In Europe, gross non-accrual loans decreased by $147 million or 21.2% to $545 million; however, excluding the impact of exchange rate movements, gross non-accrual loans decreased by 18.6%. In New Zealand, gross non-accrual loans decreased by $16 million or 37.2% to $27 million; however, excluding the impact of exchange rate movements, gross non-accrual loans decreased by 40.5% In the United States, gross non-accrual loans increased by $97 million to $128 million; however, excluding the impact of exchange rate movements, gross non-accrual loans increased $100 million, reflecting the transfer to non-accrual status of a large corporate exposure in Wholesale Financial Services.

        The Group has specialist Credit Restructuring units operating in each region, which continue to result in the earlier identification and work-out of problem loans.

Provisions for doubtful debts closing balance by region

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Australia
General	971	1,140	1,056	995	1,031
Specific(1)	219	266	208	231	193

	1,190	1,406	1,264	1,226	1,224

Europe
General	809	803	642	528	542
Specific(1)	169	222	178	164	167

	978	1,025	820	692	709

New Zealand
General	135	154	137	132	133
Specific(1)	10	10	14	22	24

	145	164	151	154	157

United States
General	75	85	383	377	403
Specific(1)	48	5	51	15	5

	123	90	434	392	408

Asia
General	32	25	20	23	34
Specific(1)	2	5	3	26	13

	34	30	23	49	47

Group
General	2,022	2,207	2,238	2,055	2,143
Specific(1)	448	508	454	458	402

Total provisions for doubtful debts	2,470	2,715	2,692	2,513	2,545

Percentage of risk-weighted assets	1.0%	1.1%	1.1%	1.3%	1.3%

(1)
Excludes specific provisions for impaired off-balance sheet credit exposures.

        Total allowance for loan losses, excluding off-balance sheet credit exposures, held at September 30, 2002 were $2,470 million or 1.0% of risk-weighted assets, compared with $2,715 million or 1.1% of risk-weighted assets at September 30, 2001. Of the total allowance for loan losses at September 30, 2002, the general provision represented $2,022 million or 0.8% of risk-weighted assets.

Credit quality data

        The Group has adopted a statistically-based provisioning methodology to determine its general provision for doubtful debts (refer to notes 1 and 17 in the financial report).

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Provisions for doubtful debts
Specific (excluding off-balance sheet credit exposures)	448	508	454	458	402
General	2,022	2,207	2,238	2,055	2,143

Gross non-accrual and restructured loans	1,596	1,736	1,471	1,573	1,476

Charge to profit and loss account	697	989	588	581	587

Ratios(1)%		%	%	%	%
Provisions for doubtful debts at year end as a percentage of year-end loans (before provisions)
Specific	0.19	0.24	0.23	0.27	0.25
General	0.86	1.04	1.12	1.21	1.31

	1.05	1.28	1.35	1.48	1.56

Provisions for doubtful debts at year end as a percentage of year-end loans and acceptances (before provisions)
Specific	0.18	0.22	0.20	0.24	0.22
General	0.79	0.95	1.00	1.07	1.15

	0.97	1.17	1.20	1.31	1.37

Provisions for doubtful debts at year end as a percentage of year-end risk-weighted assets
Specific	0.18	0.20	0.19	0.23	0.20
General	0.82	0.86	0.94	1.04	1.07

	1.00	1.06	1.13	1.27	1.27

Non-accrual and restructured loans as a percentage of year-end loans (before provisions)	0.68	0.82	0.74	0.93	0.90
Charge to profit and loss account as a percentage of
Year-end loans	0.30	0.47	0.29	0.34	0.36
Year-end loans and acceptances	0.27	0.43	0.26	0.30	0.31
Average loans and acceptances	0.29	0.44	0.29	0.29	0.34
Year-end risk-weighted assets	0.28	0.38	0.25	0.29	0.29

(1)
Ratios exclude specific provisions for impaired off-balance sheet credit exposures.

Provisioning coverage ratio

        The provisioning coverage ratio (ie. the level of provisioning for non-accrual loans) is determined having regard to all identifiable losses anticipated to result from these loans. Accordingly, the balance of the specific provision is maintained equal to the total of all estimated losses.

        To ensure that adequate provisions and write-offs are maintained, rigorous credit monitoring procedures are in place to facilitate the early identification of all doubtful debts and correspondingly, the estimated losses likely to arise. Central to this process, all entities in the Group are required to formally review their loan portfolio at least quarterly to ensure all doubtful debts have been identified and loss estimations made. Provisions must be adjusted upwards or downwards to equate to the current estimates of loss on doubtful loan accounts.

        This approach is designed to ensure that the Group has sufficiently covered the fall in security values through a combination of provisions and write-offs. It is considered a more prudent approach in addressing the immediate loss of security value than maintaining high levels of provisions.

        The actual levels of specific provisioning set aside to cover estimated losses on loans which are considered to be sufficiently impaired to warrant raising of a provision are set out below:

	2002%	2001%	2000%
Specific provision coverage(1)	31.3	30.4	29.8
Total provision coverage(1)	161.0	160.5	182.5

(1)
Ratios include specific provisions for impaired off-balance sheet credit exposures.

        In addition to the specific provision, the Group maintains a general provision to provide cover for doubtful debts which are inherent in lending, but which are not identified. The Group has adopted a statistically-based provisioning methodology. Under this methodology, the Group estimates the level of losses inherent, but unidentified, in its existing loan portfolio, based on the historical loss experience of component exposures.

        The operation of a statistically-based provisioning methodology is such that when individual loans are classified as non-accrual, a specific provision will be raised by making a transfer from the general provision for the amount required. The general provision is then re-established based on the remaining book of performing credit exposures (refer to note 1 in the financial report for additional information).

        The general provision provides further coverage against these loans of 126.5% at September 30, 2002, bringing total effective coverage to 161.0%.

Deposits and other borrowings

        Total deposits and other borrowings (net of set-offs) increased by $15.9 billion, or 8.3% to $206.9 billion at September 30, 2002, compared with $191.0 billion at September 30, 2001. Excluding the effect of exchange rate movements during 2002, deposits and other borrowings increased by 10.0%. The increase was the result of business growth, aided by the general increase in cash deposits following the impact of terrorist attacks on the US on September 11, 2001, and volatility and uncertainty in global equity markets.

        Non-interest-bearing deposits at September 30, 2002 represent 6.6% of total deposits compared to 6.3% at September 30, 2001.

        In Australia, deposits and other borrowings increased by $8.2 billion or 9.4% to $94.9 billion. In Europe, deposits and other borrowings increased by $5.0 billion, or 7.3% to $73.2 billion; however, excluding the impact of exchange rate movements, the increase was 11.1%. In New Zealand, deposits and other borrowings increased by $1.6 billion, or 8.2% to $20.9 billion; however, excluding the impact of exchange rate movements, the increase was 3.1%. In the United States, deposits and other borrowings increased by $1.1 billion, or 8.5% to $14.3 billion; however, excluding the impact of exchange rate movements, the increase was 19.7%. In Asia, deposits and other borrowings remained flat.

Deposits and other borrowings for the Group as at September 30, 2002

	Australia $m	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Deposits not bearing interest (net)	4,973	7,168	845	685	1	13,672
On-demand and short-term deposits	40,378	34,715	5,191	5,315	112	85,711
Certificates of deposit	13,361	19,752	2,342	645	—	36,100
Term deposits	25,870	11,538	10,048	2,354	3,502	53,312
Borrowings	10,308	3	2,475	5,283	—	18,069

Total deposits and other borrowings	94,890	73,176	20,901	14,282	3,615	206,864

Assets under management and administration

        The assets of the Group as reported on the statement of financial position include assets managed on behalf of others. In addition, the Group and its associated entities also manage and perform administration for entities such as superannuation funds and units trusts, the assets of which do not form part of the total assets recorded on the Group's balance sheet, as set out below:

	2002 $m	2001 $m
By type
Assets under management	51,794	51,333
Assets under administration	12,800	12,504

Total assets under management and administration	64,594	63,837

By region
Australia	60,138	59,865
Europe	1,835	1,774
New Zealand	2,151	1,777
Asia	470	421

Total assets under management and administration	64,594	63,837

By investor
Retail	52,073	53,112
Corporate	12,521	10,725

Total assets under management and administration	64,594	63,837

        Total assets under management and administration increased by 1.2% to $64,594 million at September 30, 2002, compared with $63,837 million at September 30, 2001. The growth in total assets under management and administration reflects net sales and investment returns as volatility and uncertainty impacted global equity markets.

Risk management

        Management of risk is fundamental to the business of being a full financial services provider and is an essential element of the Group's strategy. Financial services organisations face an array of risks and increasingly the success or otherwise of the institution relies upon its proactive rather than reactive management of risk.

        An enterprise-wide risk management model structure implemented throughout the Group comprises a common policy framework and a set of controls to achieve standardisation of risk/reward practices across the Group. Each business unit is responsible, using best practice methodology, for the identification and quantification of the particular risks it is exposed to and for implementation of appropriate policies, procedures and controls.

        Overview and monitoring of this process throughout the Group is undertaken by the globally-focused divisions of Risk Management. Risk Management comprises Credit Risk Management, Internal Audit, Operational Risk, Insurance and Regulatory Compliance, Market Risk and Prudential Control, and Legal.

        Risk Management's role is to constantly monitor and systematically assess the Group's risk profile in existing and proposed business operations, and to assist business units in the design and implementation of appropriate risk management policies and strategies. Risk Management also works with the businesses to promote awareness of the need to manage risk and the achievement of a balance between risk minimisation and reward for risks accepted.

        Developments are being made in the quantification of risks, and the allocation of appropriate risk capital. Portfolio management methods are being adopted to manage the Group's risk profile. Modelling to forecast future risk management trends is being used increasingly to assist in decision making. This will continue to increase in importance as the Group prepares to implement the Basel II Capital Accord industry across the various risk streams.

        Periodically, Risk Management prepares and submits to the Board of directors (hereinafter referred to as the Board), the Group risk profile. This document profiles the major recognised balance sheet and off-balance sheet strategy/performance and operational risks, together with procedures for their day-to-day management, control and responsibility.

        A Group Risk Policy Committee, comprising executive and senior management, is the principal risk policy decision making body within the Group. A Risk Policy Committee also exists in each region. These Risk Policy Committees operate under criteria detailed in a risk management template.

        Major balance sheet risk areas and their management are outlined below, but many other types of risks such as environmental, payment systems, computer systems fraud, legislative compliance, business continuity/disaster recovery, and e-commerce, are routinely managed throughout the Group.

Credit risk

        Credit risk is the potential that a bank borrower or a counterparty will fail to meet its obligations in accordance with agreed terms.

        The Group's credit risk management infrastructure is framed to provide sound management principles and practices for the maintenance of appropriate asset quality across the Group.

        Credit Risk Management, a unit of Risk Management, is structured to develop and maintain credit policies and key credit risk systems, provide monitoring and reporting of asset quality, and undertake the independent oversight of credit portfolios across the Group.

        The management of credit risk within the Group is achieved through both the traditional focuses on approval and monitoring of individual transactions together with analysis of the performance of the various credit risk portfolios. Portfolio monitoring covers such areas as industry or geographic concentrations and delinquency trends.

        Credit risk within the life insurance business arises from money market investments, investment in bonds, loans, reliance on reinsurance and counterparty exposure from the use of derivatives. The investment-linked funds management business, from a shareholder perspective, is considered to have minimal credit risk exposure as the investors bear both the investment risk and reward.

Establishing an appropriate credit risk environment

        Significant credit risk strategies and policies are approved, and reviewed annually, by the Board, which, through such policies as industry concentration limits, also establishes the Group's tolerance for risk. These policies are delegated to, and disseminated under the guidance and control of, executive management.

        The Group's credit policies, which are subject to ongoing review, are documented and disseminated in a form that provides a consistent view of all major credit policies supporting the credit operations of the Group.

        For complex credit products and services, Credit Risk Management provides product profiles that identify and quantify risks, and establish the means of mitigating such risks.

        Single large exposure policies and industry concentration limits are in place across the Group. Overall composition and quality of credit portfolio exposures are monitored and periodically reported to the Board, and, where required, to the relevant regional supervisory authorities.

        A key factor in the introduction of new products and services is the identification of credit risk inherent in such products and services. This is managed through a process requiring acceptance by all impacted areas of the business and approval by Risk Policy Committees prior to implementation.

Operating under a sound credit granting process

        The Group's established credit culture reinforces the continued use of sound credit granting criteria. These include:

  •
  establishment of overall credit limits at the level of individual borrowers and counterparties, and groups of connected counterparties for both on-balance sheet and off-balance sheet exposures;

  •
  satisfaction with repayment capacity and integrity of the counterparty;

  •
  use of financial covenants;

  •
  use of collateral; and

  •
  consideration of economic and industry conditions.

        Supporting the Group's credit culture are well-defined and documented policies and processes for the granting of credit. The key elements of the process include:

  •
  clearly-defined authorities for the approving of credit; and

  •
  a system of overview of credit approvals by a higher level of authority to ensure adherence to policies and good credit practice.

        The current year has seen the implementation of new financial analysis software in all member banks. The new software provides for common templates across the Group for credit applications for the Business units in the Financial Services businesses and Wholesale Financial Services, and drives analysis and commentary on all of the critical credit assessment factors.

        The Group's credit rating system has been the hub of credit assessment and related processes for a number of years. The system, based on probability of default of a counterparty, has been implemented globally and provides meaningful differentiation of credit risk, and will enable greater focus in pricing for risk.

        For consumer credit, robust scoring solutions are in place and are supported by the mandatory use of appropriate monitoring tools. These tools provide the essential continual review of data integrity, scorecard performance and decision strategies. Software to validate and verify input data is used globally to support data integrity and prevent fraudulent activity.

Maintaining an appropriate credit administration, measurement and monitoring process

        Efficient and effective credit administration operations and adequate control over back office procedures such as monitoring documentation, contractual requirements, legal covenants and collateral are recognised as being vitally important aspects of the end-to-end credit process.

        The Group assigns these responsibilities to various business units (eg. Cards, Payments, and Asset Finance and Fleet Management), together with centralised structures supporting the branch network, and business bankers, such as Shared Services (Lending Services). These business units are all subject to quality controls and periodic audit.

        Monitoring the condition of individual credits in the Business units in the Financial Services businesses and Wholesale Financial Services principally rests with the customer-facing relationship managers, with overview by supervising authorities.

        Exception reporting of credits that are outside agreed arrangements continues to be enhanced. These enhancements will provide the Group with the ability to monitor credit portfolios independently of relationship management.

Ensuring adequate controls over credit risk

        There is a formal process, undertaken by specialist units, of independent oversight of credit in each region across the Group. Detailed quarterly reports are submitted to executive management and the Audit Committee. Additionally, credit processes and policy compliance are subject to internal audit and targeted credit reviews of specific business units or regions are undertaken as considered appropriate.

        On a regular basis, credits that are outside agreed arrangements are reported to the appropriate levels of authority for attention and monitoring of actions taken.

        Delinquent credits pass to specialist units that undertake the collections and recovery processes. Credit Restructuring, a functional stream reporting to Credit Risk Management, has proven highly effective in remediating stressed credits and exiting severely impaired credits with minimal losses. The Group is considered to employ industry best practice in this regard, with the use of skilled internal resources, supported by external secondment and upskilling of internal staff.

The role of supervisors

        The Group is subject to supervision by the Australian Prudential Regulation Authority (APRA), together with the local supervisors in each of the countries in which the Company, or its subsidiary banks, carry on business. In addition to regular dialogue, APRA undertakes periodic visits to the Company to review asset quality and the operation of credit risk management processes.

        The Group also provides quarterly information to APRA, detailing exposures to individual customers or groups of related customers in excess of 10% of total Tier 1 and Tier 2 capital. Advance notification to APRA is required prior to approving any exceptionally large exposures.

Market risk

        Market risk is the potential for losses to the Group resulting from adverse changes in interest rates, foreign exchange rates, option volatility and commodity prices in the financial markets in which the Group operates.

Trading risk management

        The Group has a comprehensive independent market risk control framework in operation. Market Risk and Prudential Control is responsible for approving and monitoring trading limits and the approval of new products to be used by the Markets unit. This risk control function is fully segregated from Wholesale Financial Services and the Markets unit to ensure the independence necessary for prudent internal risk management and to satisfy regulatory requirements.

Value at Risk (VaR)

        Trading risk is managed using VaR limits, supplemented by stress testing, scenario analysis, concentration limits and position and sensitivity limits. The Markets unit has a VaR limit approved by the Board to cover all trading activities.

        Limits for the management of trading risk are delegated to regional or global management in accordance with the organisational structure of the Markets unit. VaR is applied to all activities conducted by Markets irrespective of whether mark-to-market or accrual accounting applies to the specific activity.

VaR methodology

        VaR is an estimate of potential losses resulting from shifts in interest rates, foreign currency prices, option volatility and commodity prices. The estimate is calculated on an entire trading portfolio basis, including both physical and derivative positions.

        VaR can be calculated using a number of different methods. The Group's VaR is predominantly calculated using historical simulation. Portfolio transactions are repriced according to daily market shifts over two years of market history. The 99th percentile loss is reported as VaR. For example, a VaR exposure of $1 million means that on 99 days out of 100, given the historical behaviour of rates, an overnight loss on the trading portfolio should not exceed $1 million.

        The confidence level used in this method has changed since 2001, when VaR was measured at a 95% confidence level. Production of 95% VaR was discontinued in April 2002. The change to a 99% interval was made to align internal reporting to regulatory reporting. The change also has the advantage of including large market shifts previously excluded from the VaR results.

        The Group's VaR should be viewed in light of the limitations of the methodologies used. These limitations include:

  •
  the historical data used to calculate VaR is not always an appropriate proxy for current market conditions. The historical data may cause the underestimation of losses in more volatile market conditions, or the over-estimation of losses in placid market conditions;

  •
  market shifts may exceed the most extreme shifts in the historical data leading to significant underestimation of losses;

  •
  VaR methodology assumes that positions are held for one day and no attempt is made to manage risk during that day. The positive or negative impact of transactions intended to manage risk on the portfolio are excluded from the loss estimate; and

  •
  VaR is calculated at the close of business and positions may change substantially during the course of the trading day. Intra-day exposures are not subject to intra-day VaR calculations.

        Given these limitations of VaR methodology, the Group employs supplementary risk measures in the form of stress testing, to estimate losses resulting from extreme market shifts, and position and sensitivity limits, which provide specific controls on risk at a portfolio level.

        The following table shows the Group's VaR for all member banks' trading portfolios, including both physical and derivative positions. The figures reflect the potential losses across products and regions in which the Group operates.

Value at Risk at 99% confidence	Average value $m	2002 Minimum value(1) $m	Maximum value(1) $m
Foreign exchange risk	7.3	1.8	26.5
Interest rate risk	15.1	9.0	23.3
Volatility risk	3.6	2.4	5.1
Commodities risk	0.3	—	0.9
Diversification benefit	(7.1)	n/a	n/a

Total	19.2	11.4	34.2

(1)
The VaR numbers in these tables could be taken from different days; hence, they are not additive.

        A comparison of 99%VaR for the half year to September 30, 2002 with the half year to March 31, 2002, is incorporated to provide an indication of changing market risk levels during the year:

	Half year to
Value at Risk at 99% confidence	Sep 30, 2002 $m	Mar 31, 2002 $m
Average value during reporting period
Foreign exchange risk	7.1	7.4
Interest rate risk	16.0	14.2
Volatility risk	3.7	3.4
Commodities risk	0.4	0.2
Diversification benefit	(7.0)	(7.2)

Total	20.2	18.0

Minimum value during reporting period(1)
Foreign exchange risk	3.0	1.8
Interest rate risk	10.1	9.0
Volatility risk	2.4	2.6
Commodities risk	0.1	—

Maximum value during reporting period(1)
Foreign exchange rate	19.0	26.5
Interest rate	22.7	23.3
Volatility risk	5.1	4.7
Commodities risk	0.9	0.6

(1)
The VaR numbers in these tables could be taken from different days; hence, they are not additive.

Balance sheet (non-trading) risk

        The Group Asset and Liability Management Committee (Group ALCO), under delegated Board authority, sets policies in relation to the management of structural balance sheet exposures. These exposures include structural interest rate risk, structural foreign exchange risk and liquidity risk. The Group's global structural balance sheet risk is monitored against approved policies by Group Balance Sheet Management and reported on a monthly basis to Group ALCO.

        Wealth Management and each regional bank in the Group has an Asset and Liability Management Committee (ALCO) which is delegated the responsibility for managing local structural balance sheet risks in accordance with Group Balance Sheet Management policies. Group ALCO supervises the management of these local structural risks and monitors activity for compliance with Group policies.

Structural interest rate risk

        In carrying out its business activities, each regional bank and non-banking entity in the Group strives to meet customer demands for products with various interest rate structures and maturities. Sensitivity to interest rate movements arises from mismatches in the repricing dates, cash flows and other characteristics of assets and liabilities. As interest rates and yield curves change over time, the size and nature of these mismatches may result in a loss or gain in earnings.

        In managing structural interest rate risks, the primary objective is to limit the extent to which net interest income could be impacted by an adverse movement in interest rates. Wealth Management and each regional bank's ALCO is responsible for managing the structural interest rate risk within the region, in accordance with approved Group policy.

        Structural interest rate risk is calculated using balance sheet simulation processes, which are undertaken across the Group's Wealth Management and banking operations. The balance sheet simulation process is based on planned product volumes and margins, which are regularly updated to reflect the Group's latest views on business projections and interest rate environments.

        The results of balance sheet simulations, together with other balance sheet risk management information and strategies, are presented and reviewed by Wealth Management and each regional bank ALCO, Group ALCO on a monthly basis and at scheduled Board meetings.

        The table below presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities (other than mortgage servicing rights) that are sensitive to changes in interest rates. Based on the structural interest rate risk position at balance date, the table shows the possible impact on net interest income, for the year ended September 30, 2003, under a rising or declining interest rate environment.

        The Group applies a wide range of interest rate scenarios in measuring structural interest rate risk. These interest rate scenarios are derived using estimates of volatility to generate a range of potential outcomes around the market implied yield curve. This provides the ability to derive a statistical distribution of potential movements in net interest income. To capture a wide range of potential outcomes, structural interest rate risk is measured to a 99% confidence interval.

        The interest rate scenarios for the non-banking entities are based on a sudden and sustained 50 basis point increase or decrease in market interest rates over 12 months.

        The impact of interest rate movements on the net interest income of life insurance and funds management entities and mortgage servicing rights owned by HomeSide Lending, Inc. are not incorporated within the table below. However, interest rate movements are one of the factors taken into account in determining the change in net market value of life insurance and funds management entities when applying Australian Accounting Standard AASB 1038 "Life Insurance Business".

	Forecast effect on net interest income 2003(1)		Forecast effect on net interest income 2002(1)
	Rising rates $m	Declining rates $m	Rising rates $m	Declining rates $m
Australian dollars	67	(44)	21	(19)
Non-Australian dollars	21	(8)	(7)	(30)

(1)
Represents the forecast effect on net interest income for the year ended September 30, 2003 and the prior year comparative.

        The exposure expressed in non-Australian dollars is a net exposure of offshore banking and non-banking entities. Structural interest rate exposure in some currencies may be biased towards rising interest rates, whilst others may be biased to declining interest rates.

Structural foreign exchange risk

        Structural foreign exchange risk arises from investments in the Group's foreign branches and subsidiaries. Both earnings and capital are exposed to movements in foreign exchange rates as a result of these investments.

        Reported earnings and equity are exposed to movements in exchange rates as a result of the need to translate earnings and net assets of the foreign operations into the Australian dollar consolidated financial statements. This exposure of reported earnings and equity to movements in exchange rates is sometimes referred to as an accounting or translation exposure which, in the absence of any long-term realignment in exchange rates, has no impact on underlying economic exposures.

        The policy of the Group is that the net asset position of integrated foreign operations is to be fully hedged, whilst the net asset position and earnings of offshore subsidiaries and self-sustaining foreign operations are not to be hedged. The rationale for this approach is that the Group bases its hedging decisions on economic considerations and not on the potential impact which short-term currency fluctuations may have on reported net assets and earnings.

        The net assets of the Group's integrated foreign operations are denominated in US dollars. As at September 30, 2002 the net assets of US$120 million were fully hedged.

        Real foreign exchange exposures, on the other hand, arise independent of the accounting process. Such transaction exposures arise from the risk that future cash flows will be converted to Australian dollars at less favourable rates than at present. Such cash flows could result from the repatriation of profits or capital back to the Company. The policy of the Group is to fully hedge these exposures at the time of commitment, if they are of a material nature. Hedging of transaction exposures relating to offshore acquisitions and divestments is assessed on a case-by-case basis.

Liquidity risk

        Liquidity risk is the risk that the Group is unable to service its cash flow obligations today or in the future. Liquidity within the Group is managed in accordance with policies approved by the Board, with oversight from both regional ALCOs and Group ALCO.

        Throughout the year, the Group managed liquidity risk by a combination of positive cash flow management, the maintenance of portfolios of high quality liquid assets, and diversification of its funding base. In accordance with the requirements of APRA, cash flow liquidity risk is measured and managed in the Group's banking entities on a cash flow basis. Each regional bank is required to monitor liquidity under both "going concern" and "name crisis" scenarios, and cash flow mismatch limits have been established to limit the Group's liquidity exposure. In addition, regional banks are required to hold liquid asset portfolios to meet any unexpected cash flow requirement.

        Regulatory authorities in some countries in which the Group operates may impose additional requirements to ensure that liquidity is managed prudently. These requirements may require the holding of a reserve deposit account with the central bank or the holding of a portfolio of liquid securities.

        Liquidity is managed on a regional basis, with day-to-day responsibility residing with regional banks, offshore branches and regional treasury operating divisions of the Group.

        A contingency plan has also been established for management of an escalated liquidity requirement where the Group experiences either restricted access to wholesale funding, or a large increase in withdrawal of funds.

        Refer also to "liquidity and funding" on page 60.

Mortgage servicing rights

        The Group was, until the closing of the sale of SR Investments, Inc. on October 1, 2002, exposed to fluctuations in the value of mortgage servicing rights through its investment in US-based controlled entity, HomeSide Lending, Inc. The economic value of the asset fluctuated based on a number of factors in the US including mortgage coupon rates, mortgage prepayment rates, mortgage servicing fees and the like.

        Prior to completion of the sale a hedging strategy was used to protect the economic value of the asset that comprises a range of financial instruments including interest rate swaps, mortgage securities, options and treasury securities. A perfect hedge could not be achieved and therefore the effectiveness of the hedging strategy may have been impacted by modelling versus actual prepayments and unexpected volatility in the relationship between mortgage rates and other interest rates, the relationship between long-term and short-term rates, and several other factors. As a result, material changes may have occurred in the value of the asset, which could not be fully covered by the hedging strategy.

        HomeSide Lending, Inc. established risk management policies and a Mortgage Servicing Rights Hedge Committee to oversee management of the risk inherent in the mortgage servicing rights asset.

        Risk management policies were extensively reviewed and modified following the write-down in the mortgage servicing rights asset during the prior year.

        The Group will no longer have exposure to mortgage servicing rights following the closing of the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) on October 1, 2002, as detailed on page 40.

Life insurance and funds management market risk

        The life insurance business is exposed to market risk arising from adverse movements in market prices affecting fee income on investment-linked policies and the returns obtained from investing shareholders' capital held in each life company. Market risk is also affected by mismatches between assets and the guaranteed returns offered on some classes of policy, which may not have been effectively hedged through the matching of assets.

        The Group attempts to, wherever possible, segregate policyholder funds from shareholder funds. Appropriate investment mandates are then developed for each. The Group (for investment mandates set for assets in policyholder funds) attempts to match asset characteristics with the nature of policy obligations; however, certain clauses included in policy and sales documents, regulatory constraints or the lack of suitable investments may affect this.

        The majority of the policyholder assets are held for investment-linked policies where the policyholder bears the risk of movements in the market value and determines the allocation of the assets. Should markets fall, fee income will decrease as it is based on the amount of assets invested.

        Market risk in the life insurance and funds management businesses also arises from movements in the value of the controlled entities of National Australia Financial Management Limited. The economic value of these assets fluctuates based on a number of factors including interest rates, retention rates and fee income.

Operational risk

        Operational risk is the risk of direct or indirect loss resulting from inadequate or failed processes, people, or systems, or from external events.

        Individual business units are responsible for the development of action plans to mitigate high risks. The documented plans are reported to executive management and the Board on a regular basis for their information and approval.

        Operational Risk is responsible for co-ordinating the risk assessment process of new products and services to ensure changes occurring within the Group and industry are reviewed in a timely manner.

        To enhance the Group's ability to identify, measure and manage operational risk, a systematic framework and methodology for operational risk management has been developed and implemented in each regional bank. The methodology includes risk modelling, risk evaluation, and risk forecasting (which is under development). Risk modelling is the statistical estimation of operational risk exposure based on internal and external historical loss experience. Risk evaluation involves the quality mapping and appraisal of the internal control environment based on end-to-end evaluation criteria. Risk forecasting is the forward-looking analysis of new and emerging risks, which may not be captured or recognised in historical loss experience.

Regulatory compliance

        The Group's regulatory compliance framework aims to ensure that it has met the obligations imposed on it by relevant laws, regulators, industry codes and the Group's own organisational standards.

        Regulatory Compliance seeks to ensure that the Group pro-actively manages and meets legislative and fiduciary requirements across its amalgamated product portfolios and corporate obligations.

        The Group's reputation is fundamental to its success. Therefore, the Group aims to foster a positive compliance culture through the development of compliance processes, supplemented by tools that are incorporated into the core operations of the business.

        The Group works towards an actionable and communicable compliance framework that is constantly re-evaluated with a view to promoting best practice compliance standards.

Country risk

        Sound international credit practices require not only commercial credit analysis of the counterparty, of the type normally associated with domestic credit, but also an assessment of country risk. Country risk arises from economic, financial, political or social factors within a country, which may affect a counterparty's ability and willingness to repay loans made by the Group. This consideration is applied notwithstanding the fact that the counterparty's own credit standing domestically might not have been impaired.

        The Group has an established process for measuring country risk, which is used in determining and monitoring its cross border exposures. This includes setting prudential cross border limits based upon the Group's maximum appetite to each country. Amongst other things, these limits are reflective of a country's credit grading, size, level of foreign exchange reserves and ability to meet financial obligations.

        Limits are allocated into maturity time bands, which vary according to the risks of the country concerned and the outlook for the economic/political landscape. Exposures are monitored daily. The Board approves these individual country limits on an annual basis.

Cross border outstandings by industry category

        The following table analyses the aggregate cross border outstandings due from countries other than Australia where such outstandings individually exceed 0.75% of the Group's assets. For the purposes of this presentation, cross border outstandings are based on the country of domicile of the counterparty or guarantor of the ultimate risk, and comprise loans, balances due from banks, acceptances and other monetary assets. Local currency activities with local residents by foreign branches and subsidiaries are excluded.

	Bank and other financial Institutions $m	Other commercial and industry $m		Total $m	% of Group total assets	Commitments including irrevocable letters of credit
As at September 30, 2002
Germany	5,132	2,075	(1)	7,207	1.9	3,748
United Kingdom	4,358	1,507		5,865	1.6	6,686
United States	1,596	3,540		5,136	1.4	11,916

As at September 30, 2001
Germany	6,164	874		7,038	1.9	3,660
United Kingdom	4,007	1,153		5,160	1.4	5,882
Japan	4,053	249		4,302	1.1	129
United States	2,056	2,589		4,645	1.2	10,776

As at September 30, 2000
United Kingdom	2,093	1,192		3,285	1.0	3,744
Japan	5,384	125		5,509	0.6	2,887
United States	1,424	1,481		2,905	0.8	6,942

(1)
Includes $79 million relating to governments.

Life insurance risk

        Life insurance risk occurs when the experience of mortality and morbidity claims compares adversely to that assumed when pricing life insurance policies. Factors affecting this include the trend of future claims and incidence of actual claims, unforeseen diseases or epidemics, and longer than assumed recovery periods for morbidity claims. Life insurance risk also occurs when the mortality and morbidity experience is higher than the assumptions used to determine the fair value of the life insurance business.

        These risks are controlled by ensuring that the Group's underwriting policies and procedures adequately identify any potential risk, while retaining the right to amend premiums on risk policies where appropriate, and through the effective use of reinsurance. The experiences of the Group's life insurance business and that of the industry are reviewed on an annual basis to ensure that the risks continue to be effectively managed.

Disclosure and internal control and procedures

        Under new US legislation applicable to the Company, the Chief Executive Officer and the Chief Financial Officer must each review and evaluate the Group's disclosure controls and procedures and other internal controls.

        An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as at September 30, 2002. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as at September 30, 2002. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls, subsequent to September 30, 2002.

Transactions with related and other non-independent parties

        In the year to September 30, 2002, the Group had a number of related party transactions (refer to note 52 in the financial report). These transactions were made in the ordinary course of business and were normally subject to commercial terms and conditions or charged on the basis of equitable rates agreed between the parties (including interest rates and collateral), as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectability or present other unfavourable features.

        Other non-independent parties are parties that are able to negotiate terms of transactions that are not on an arm's length basis, but do not meet the definition of a related party. The Group is not aware of any relationships or transactions with such parties that would materially affect its financial position or results of operations.

Risk factors

Business conditions and general economy

        As an international financial services group, the Group's businesses are affected by the external environment in the markets in which it operates. The profitability of the Group's businesses could be adversely affected by a worsening of general economic conditions in Australia, the UK, the US, or elsewhere, as well as by foreign and domestic trading market conditions. Such factors could also adversely affect the credit quality of the Group's on-balance sheet and off-balance sheet assets. An economic downturn can impact the Group's results and financial position by affecting demand for the Group's products and services. Such a downturn, international disruption, dispute or event, or significantly higher interest rates could impact the credit quality of the Group's counterparties, increasing the risk that a greater number of the Group's customers would default on their loans or other obligations to the Group, or would refrain from seeking additional credit.

        For a discussion of the Group's economic outlook, refer to "economic outlook" on page 28.

Competitive forces

        The Group faces intense competition in all markets in which it operates (refer to "competition" on page 21 for a detailed discussion).

Government policies and economic controls

        The Group's businesses and earnings are affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian Commonwealth Government, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group's control.

Fluctuations in currency exchange rates

        As the Group prepares its accounts in Australian dollars, changes in currency exchange rates, particularly between the Australian dollar and the British pound or US dollar, may have an adverse effect on the earnings that it reports.

        For a discussion of the Group's risk management procedures, including the management of currency risk, refer to "risk management" on page 76.

Credit risk

        The Group's provisions for doubtful debts provide for risks of losses inherent in loans and advances. Estimating potential losses is inherently uncertain and depends on many factors, including general economic conditions, rating migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

        For a discussion of the Group's risk management procedures, including the management of credit risk, refer to "risk management" on page 76.

Market risk

        The Group's earnings are also subject to market risk exposures, principally changes in market interest and foreign exchange rates, commodity and equity prices, and associated financial derivatives. The Group has in place stringent controls and processes governing market risk activities together with oversight at the appropriate level of management.

        For a discussion of the Group's risk management procedures, including the management of market risk, refer to "risk management" on page 79.

Operational risk

        As an international financial services group, the Group is exposed to a number of other risks relating to people, processes, and systems and from external events. These risks are identified, measured and managed by the co-ordinated efforts of the individual business units and the Operational Risk unit, through the rigorous application of the Group's systematic risk framework and methodology.

        For a discussion of the Group's risk management procedures including the management of operational risk, refer to "risk management" on page 84.

Control systems and programs

        The implementation of control systems and programs is dependent upon such factors as the Group's ability to acquire or develop necessary technology or systems, its ability to attract and retain qualified personnel, the competence and performance of employees, the co-operation of customers, or third party vendors.

Accounting developments

        The following is a summary of the impact of recently issued accounting standards and other developments that are expected to have a material effect on the Group's future financial performance or position:

International accounting standards

        The Financial Reporting Council in Australia has formally announced that Australian reporting entities will be required to adopt international accounting standards for accounting periods beginning on or after January 1, 2005. The adoption of international accounting standards is expected to have a material effect on the Group's financial performance and position. The timing and impact of these standards will be unknown until the International Accounting Standards Board finalises all international accounting standards and the Australian Accounting Standards Board (AASB) determines how and when they are to be applied in Australia.

Income taxes

        In December 1999, the AASB reissued AASB 1020 "Income Taxes" (AASB 1020). The revised AASB 1020 requires income tax to be accounted for using the balance sheet method of tax-effect accounting in contrast to the current income statement method. It focuses on temporary differences rather than timing differences and requires the difference between the carrying amount of a revalued asset and its tax base to be recognised as an assessable temporary difference. The tax payable on the taxable income of a reporting period is to be recognised as an expense in the period and is referred to as current tax. The tax that remains unpaid at reporting date, is recognised as a current tax liability in the balance sheet. Future tax consequences of transactions recognised give rise to deferred tax liabilities or assets in the period in which the transactions are recognised. In May 2002, the AASB deferred the operative date of AASB 1020 for one year to reporting periods commencing on or after July 1, 2003. In October 2002, the AASB further deferred the operative date of AASB 1020 until the adoption of the equivalent international accounting standard, in line with the commitment for Australia to adopt all international accounting standards from January 1, 2005. In light of these developments, it is not possible to assess the impact of this standard on the Group.

Provisions, contingent liabilities and contingent assets

        In October 2001, the AASB issued AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (AASB 1044). AASB 1044 deals with the recognition, measurement and presentation of provisions and contingent liabilities and contingent assets. In general, the introduction of the standard will result in a tightening of the rules relating to the recognition of provisions and will limit the recognition of provisions for final dividends in annual financial reports. Provisions are required to be discounted to present value where the effect of discounting is material. The standard will apply to the Group's financial report for the first time in the year ending September 30, 2003 and is not expected to have a significant impact in general, apart from the Group no longer recognising a provision for dividend until dividends are declared.

Goodwill and other intangible assets

        In June 2001, the Financial Accounting Standards Board in the US issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 addresses how intangible assets should be accounted for in the financial statements upon their acquisition and after initial recognition. SFAS 142 requires that goodwill no longer be amortised to earnings, but instead be subject to periodic testing for impairment using a fair value approach. Goodwill of a reporting unit would be tested when events and circumstances occur indicating that it might be impaired. The Group will apply the new rules on accounting for goodwill and other intangible assets from October 1, 2002, for the purposes of presenting financial information in accordance with United States generally accepted accounting principles (US GAAP). It is estimated that the impact of adopting SFAS 142 will be a reduction in goodwill amortisation expense of $290 million under US GAAP in the first year of adoption. The impact in future years depends on the results of periodic impairment testing.

        In addition to the above recently-issued accounting standards and other developments, the following is a recent accounting development in the Australian accounting regulatory environment.

Accounting surveillance program

        In July 2002, the Australian Securities and Investments Commission (ASIC) announced a new accounting surveillance project directed to areas of accounting abuse of the type recently uncovered in the US. This project will focus on capitalised and deferred expenses, recognition of revenue, and recognition of controlled entities and assets.

        In focusing on these issues, ASIC is reviewing compliance with Australian Accounting Standard AASB 1040 "Statement of Financial Position", AASB 1018 "Statement of Financial Performance", AASB 1004 "Revenue" and AASB 1024 "Consolidated Accounts".

        The Group's accounting policies in relation to capitalisation and deferral of expenses are set out in note 1 in the financial report in relation to the recognition, measurement, and amortisation of software, loan-related costs, and life insurance deferred acquisition costs.

        The Group's accounting policies in relation to revenue recognition are also set out in note 1 in the financial report in relation to interest income, dividend income, loan-related fees, trading income, fees and commissions, and life insurance business.

        The Group's accounting policies in relation to controlled entities and special purpose entities are also set out in note 1 in the financial report and in the "liquidity and funding" section of the financial review.

        In addition to reporting in conformity with the above accounting standards and related Group accounting policies, additional assurances have been provided by management to the Audit Committee to substantiate overall compliance.

Corporate governance

        Corporate governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company's stakeholders and its role in the community. The main corporate governance practices that were in place during the year to September 30, 2002 are discussed in this section.

        The Board of directors (hereinafter referred to as the Board) is responsible for the corporate governance of the Company and its controlled entities. The directors of the Company and its controlled entities are required to act honestly, transparently, diligently, independently, and in the best interests of all shareholders in order to increase shareholder value. Directors of the Company and all its controlled entities are provided with corporate governance guidelines, which have been approved by the Board. The corporate governance policies have been specifically tailored for the different types of entities depending on the nature and activities of those entities. One of the functions of the Board is to approve all appointments of directors to the boards of controlled entities.

        The major processes by which the directors of the Company and its controlled entities meet their duties are described in this corporate governance statement.

Responsibilities and functions of the Board

        The most significant responsibilities of the Board are:

  •
  reporting to shareholders and the market;

  •
  ensuring regulatory compliance;

  •
  ensuring compliance with prudential regulations and standards;

  •
  ensuring the maintenance of credit quality;

  •
  ensuring adequate risk management processes;

  •
  reviewing internal controls and internal and external audit reports;

  •
  monitoring and influencing the culture, reputation and ethical standards of the Company and Group;

  •
  monitoring the Board composition, director selection and Board processes and performance;

  •
  approving key executive appointments and ensuring executive succession planning;

  •
  reviewing the performance of the Managing Director and Chief Executive Officer and senior management;

  •
  reviewing and approving executive remuneration;

  •
  ensuring that the Board has an in-depth understanding of each substantial segment of the business;

  •
  validating and approving corporate strategy;

  •
  reviewing the assumptions and rationale underlying the annual plans and approving such plans;

  •
  reviewing business results, and monitoring budgetary control and corrective actions (if required); and

  •
  authorising and monitoring major investment and strategic commitments.

Composition of the Board

        The Board of the Company comprises one executive director and eight independent non-executive directors. The Chairman is a non-executive director and the Managing Director is the executive director.

        The qualifications, experience and expertise of the directors are set out in the report of the directors.

Appointment of Board members

        The composition of the Board is set based on the following factors:

  •
  the Company's constitution provides for the number of directors to be not less than five and not more than 14 as determined by the directors from time to time;

  •
  the Chairman of the Board should be an independent non-executive director;

  •
  the Board should comprise a majority of independent non-executive directors; and

  •
  the Board should comprise directors with a broad range of expertise and knowledge. In particular, current or previous experience as the chief executive of a significant enterprise with international operations is highly regarded.

        The process for re-election of a director is in accordance with the Company's constitution, which requires that, each year, at least one-third of the non-executive directors retire from office at the annual general meeting. The retiring directors may be eligible for re-election.

        The process for appointing a director is that, when a vacancy exists, the Board identifies candidates with the appropriate expertise and experience, using external consultants as appropriate. The most suitable candidate is appointed but must stand for election at the next annual general meeting.

        The retirement age for directors is fixed by the Company's constitution at 70 years of age.

Board appraisal

        The Board has a process to review and evaluate the performance of the Board. The process involves consideration of all of the Board's key areas of responsibility. During the year, an external independent expert was brought in to review and make recommendations on the many aspects of the Board's activities. These recommendations, together with the outcome of an ongoing self-assessment program, are being adopted to enhance the effectiveness of the Board.

Remuneration of directors

        The remuneration policy for directors, the remuneration of each director and the formula for calculation of retirement allowances of directors are set out in the report of the directors.

        The remuneration of non-executive directors includes a share acquisition component under a non-executive directors' share arrangement under the National Australia Bank Staff Share Ownership Plan.

Independence of Board members

        The Company's constitution provides that a director may enter into an arrangement with the Company or with any controlled entity. Directors or their firms may act in a professional capacity for the Company or controlled entities, other than to act as an auditor of the Company. These arrangements are subject to the restrictions of the Corporations Act 2001 (Cth). Financial services are provided to directors, including the Managing Director and Chief Executive Officer, under terms and conditions that would normally apply to the public.

        Disclosure of related party transactions is set out in note 52 in the financial report.

        When a potential conflict of interest arises, the director concerned does not receive copies of the relevant Board papers and withdraws from the Board meeting while such matters are considered. Accordingly, the director concerned takes no part in discussions nor exercises any influence over other members of the Board if a potential conflict of interest exists. The non-executive directors meet informally from time to time, without the Managing Director and Chief Executive Officer and other members of management being present, to ensure that the non-executive directors maintain independence of thought and judgement.

Board meetings

        The frequency of Board meetings and directors' attendance at those meetings is set out in the report of the directors. Directors are expected to adequately prepare for meetings and attend and participate at Board meetings. Some on-site inspections are conducted which directors are also expected to attend. The Board meets once each year in Europe where the Group has a substantial proportion of its assets. Directors are assisted in gaining an understanding and knowledge of the Group through the provision of technical reading material, tutorials and workshops. The amount of work undertaken is considerable. The time requirement varies depending on the number of Board committee meetings and subsidiary company board meetings a director attends.

Access to independent professional advice

        Written guidelines are in place providing for each director to have the right to seek independent professional advice at the Company's expense subject to the prior approval of the Chairman.

Restrictions on share dealings by directors

        Directors are subject to the Corporations Act 2001 (Cth) restrictions on applying for, acquiring and disposing of securities in, or other relevant financial products of, the Company (or procuring another person to do so), if they are in possession of inside information. Inside information is that information which is not generally available, and which if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the securities in, or other relevant financial products of, the Company.

        Further, directors may only trade in the Company's securities (subject to the insider trading restrictions above) during each of the eight weeks commencing the day following each half yearly profit announcement or the date of issue of a prospectus. Directors are further required to discuss their intention to trade in the Company's securities with the Chairman prior to trading.

        In addition, directors must not trade in the shares of any other entity if inside information on such entity comes to the attention of the director by virtue of holding office as a director of the Company.

Shareholding requirements

        Directors are required to hold at least 2,000 shares in the Company. Non-executive directors are required to receive at least 10% and up to 40% of their annual remuneration in the form of shares in the Company, through the non-executive directors' share arrangement under the National Australia Bank Staff Share Ownership Plan, which was approved by shareholders at the Company's annual general meeting in 2000. Such shares are acquired at market price. The executive director may receive share options as approved by shareholders and, as a staff member, may also receives shares in the Company. During 2002, the Managing Director and Chief Executive Officer did not receive shares or share options.

        Details of all holdings by directors in the Company are set out in the report of the directors.

Confidential information

        The Company, through its operations, possesses confidential information about a number of customers and organisations and, quite apart from its legal obligations including the requirements under the Privacy Act 1988 (Cth), the Company has systems and processes to ensure that this information is not released to its related entities, such as the funds management and development capital business units. This ensures that such information is not exploited for the benefit of the Company.

        Internal control systems are monitored and employee integrity within the Company is fostered to ensure that confidential customer information is not disclosed outside the Company, or used for individual personal gain or for the financial gain of any entity within the Group.

Board committees

        The Board delegates a number of functions to committees. Formal committees comprise an Audit Committee, Compensation and Nomination Committee and Board Committees established to consider both large credit facilities and large borrowing programs. Other Board committees are established from time to time and as required to consider matters of special importance including capital strategies, major investments and commitments, capital expenditure, delegation of authorities to act, and the allocation of resources.

Board and committee agendas

        Board and committee agendas are structured throughout the year in order to ensure that each of the significant responsibilities of the Board is addressed. This includes the Board receiving a detailed overview of the performance and significant issues confronting each business and support unit and to identify major risk elements for review to ensure that assets are properly valued and that protective strategies are in place.

        Directors receive detailed financial, operational and strategy reports from senior management during the year and management is available to discuss the reports with the Board.

Audit Committee

Membership

        The members of the Audit Committee at the date of this annual financial report are:

  Mrs Catherine M Walter (Chairman);
  Mr Peter JB Duncan;
  Mr Graham J Kraehe; and
  Dr Kenneth J Moss.

        All members of the Audit Committee must be independent, non-executive directors. They are appointed for an initial term of three years. Membership is reviewed every three years and periodic rotation is encouraged whereby no more than one member each year can resign as a result of periodic rotation. At least one member of the Audit Committee is required to have accounting or related financial expertise, which would include past employment, professional qualification or other comparable experience.

Responsibilities and Audit Committee charter

        The Audit Committee's role and responsibilities are documented in an Audit Committee charter, which has been approved by the Board and is reviewed annually.

        The responsibilities of the Audit Committee are to:

  •
  oversee and appraise the independence, quality, cost effectiveness and extent of the total audit effort;

  •
  perform an independent overview of the financial information prepared by Company management for shareholders and prospective shareholders;

  •
  evaluate the adequacy and effectiveness of the Company's and the Group's risk management and financial control, and other internal control systems and evaluate the operation thereof; and

  •
  review and endorse the Chief Executive Officer's annual attestation statement in accordance with regulatory requirements.

        The Audit Committee is required to meet at least four times per year, and during the year met on eight occasions.

        The internal and external auditors, the Consulting Actuary, the Managing Director and Chief Executive Officer, the Chief Financial Officer, the Executive General Manager, Risk Management and other members of management are invited to attend meetings at the discretion of the Audit Committee. Non-executive directors who are not members of the Audit Committee may attend a meeting at any time.

External auditor independence

        The Audit Committee is responsible for nominating the external auditor to the Board for re-appointment. If the Audit Committee recommends a change of external auditor to the Board, the Board's nomination of external auditor requires the approval of shareholders. The Audit Committee recommends to the Board the compensation of the external auditor.

        The Audit Committee meets with the external auditor throughout the year to review the adequacy of the existing external audit arrangements with particular emphasis on the scope, quality and independence of the audit. The Audit Committee meets with internal audit, the external auditor and the Consulting Actuary separately, without the presence of management, at least annually.

        During the year, the Board put the Company's external audit services out to competitive tender. It initiated this move as a matter of good corporate governance and to ensure it had access to best practice audit services.

        After a thorough selection process, the Board re-appointed KPMG as the Company's external auditor.

        During the year, the Audit Committee took steps to further enhance procedures and policies relating to the oversight of the external auditor's independence. Inter alia, the external auditor will not provide services to the Company where the auditor would have a mutual or conflicting interest with the Company; be in a position where they audit their own work; function as management of the Company; or have their independence impaired or perceived to be impaired in any way.

        Specifically, the external auditor will not normally provide the following services:

  •
  bookkeeping or other services related to the accounting records or financial statements of the Group;

  •
  financial information or information technology systems design and implementation;

  •
  appraisal or valuation services, fairness opinions or contribution-in-kind reports;

  •
  actuarial services;

  •
  internal audit outsourcing services;

  •
  management functions, including temporary staff assignments or human resource services, including recruitment of senior management;

  •
  broker or dealer services, investment advisor, corporate finance or investment banking services; and

  •
  legal or litigation support services.

        Procedures are in place governing approval of any non-audit work before the commencement of any engagement.

        In accordance with the Audit Committee charter, the Company requires that the external audit engagement partner and review partner be rotated every five years.

        The Audit Committee receives certified assurances from the external auditor that they meet the independence requirements of the Company's global regulators.

Compensation and Nomination Committee

Membership

        The Compensation and Nomination Committee's members at the date of this annual financial report are:

  Dr Edward D Tweddell (Chairman);
  Dr Kenneth J Moss; and
  Mr D Charles K Allen.

Responsibilities

        The role of the Compensation and Nomination Committee is documented in the terms of reference as approved by the Board. In accordance with these terms of reference, the Compensation and Nomination Committee's responsibilities are to:

  •
  monitor, review and make recommendations to the Board as necessary and appropriate regarding:
  —
  the objectives for and assessment of the performance of the Managing Director and Chief Executive Officer;

  —
  the compensation arrangements for the Managing Director and Chief Executive Officer, including incentive plans, other benefits and service contracts; and

  —
  the remuneration arrangements for non-executive directors;

  •
  oversee the remuneration policies of the Group generally;

  •
  review and approve:
  —
  offers under existing share and option plans from time to time on such conditions (not inconsistent with the provisions of the relevant plan) as the Compensation and Nomination Committee thinks fit, including setting the terms of issue of shares and options, within the aggregate number of securities able to be made available under the relevant plan as approved by the Board;

  —
  remuneration reviews and payments under current incentive plans for senior executives and reward pools under various specialist incentive plans;

  —
  fees and retirement benefits for the members of the boards of controlled entities; and

    —
    changes to the factors regarding the measurement of EVA®;

  •
  review and make recommendations to the Board as appropriate, with regard to:
  —
  the size and composition of the Board;

  —
  the criteria for Board membership and desirable specifications of qualifications, experience and domicile for individual new appointees to the Board; and

  —
  identification of potential candidates for appointment to the Board; and

  •
  review the Compensation and Nomination Committee's terms of reference, as well as its composition, annually.

Appointment of senior executives and review of performance

        The Compensation and Nomination Committee reviews the succession planning for senior executives and reports to the Board on such issues. Senior executives' remuneration is reviewed and determined by the Compensation and Nomination Committee and reported to the Board.

        The Board reviews performance and sets the remuneration package applicable to the Managing Director and Chief Executive Officer following recommendations from the Compensation and Nomination Committee. This performance review involves meeting established performance-based criteria structured on increasing shareholder value.

        The remuneration policy for senior executives is set out in the report of the directors.

Communication with shareholders/continuous disclosure

        The Board's policy is that shareholders are informed of all major developments that impact on the Company. There is a detailed continuous disclosure policy in place, which is intended to maintain the market integrity and market efficiency of the Company's shares listed on international stock exchanges. The policy sets out the requirements on management globally to report to the Company Secretary, any matter that may have a continuous disclosure implication. Management is required to confirm quarterly that compliance with this policy has occurred at all times. The continuous disclosure process ensures compliance with the Company's continuous disclosure and reporting obligations, consistent with the Australian Stock Exchange Limited Listing Rules and the listing rules of the other exchanges on which the Company's securities are listed, the Corporations Act 2001 (Cth), and equivalent legislation in relevant jurisdictions. The continuous disclosure policy is regularly reviewed to ensure that it reflects, and is consistent with, both regulatory and legislative requirements, as well as the Company's open and transparent culture.

        The main practices and procedures of the continuous disclosure process are:

  •
  documents are provided to the Board containing an outline of obligations and requirements under the continuous disclosure regime and the consequences of non-compliance;

  •
  guidance is provided to management on identifying significant events from ongoing reviews of business and financial reports and minutes of board meetings of affiliate entities; and

  •
  regular reviews of global procedures are undertaken to ensure timely identification of disclosure material and materiality thresholds.

        Information is communicated to shareholders through:

  •
  the concise annual report (unless a shareholder has requested not to receive the document);

  •
  the annual financial report (for those shareholders who have requested a copy);

  •
  disclosures to the stock exchanges in Australia, London, Luxembourg, New York, New Zealand and Tokyo, the Australian Securities and Investments Commission and the US Securities and Exchange Commission;

  •
  notices and explanatory memoranda of annual general meetings;

  •
  occasional letters from the Managing Director and Chief Executive Officer and Chairman to specifically inform shareholders of key matters of interest; and

  •
  the Company's website on the internet: www.national.com.au.

Risk management

        The Board is committed to the identification and quantification of risk throughout the Company's business units and controlled entities. Directors receive regular reports from Risk Management on areas where significant business risk or exposure concentrations may exist and on the management of those risks. The Board committee structures, including the committees established to consider large credit facilities, form an important part of the risk management process.

More comprehensive details on risk management appear on pages 76 to 87.

Ethical standards

        The operations of the Company and the Group are driven by the Group Mission Statement and Values. All the Values are important and cover every aspect of daily banking and financial service practices.

        The Values include the requirement that the business be conducted ethically and with professionalism to achieve the highest standards of behaviour. These Values are reinforced by the Company's internal Code of Conduct which requires the observance of strict ethical guidelines. The Code of Conduct covers:

  •
  personal conduct;

  •
  honesty;

  •
  relations with customers;

  •
  prevention of fraud;

  •
  financial advice to customers;

  •
  conflict of interest; and

  •
  disclosure.

        The Group regularly reviews its relationships with the external suppliers of goods and services. Organisations with high ethical standards are favourably considered. Where there is transition of executives between the Group and major suppliers or customers, appropriate confidentiality and independence issues are addressed in both principle and process.

        The Board supports the Code of Conduct issued by the Australian Institute of Company Directors.

        In addition, the Company strongly supports the Code of Banking Practice, recently launched by the Australian Bankers Association, which includes:

  •
  internal dispute resolution processes;

  •
  the definition of standards of disclosure for potential guarantors;

  •
  the extension of the Code of Banking Practice to include small business customers for the first time; and

  •
  the creation of an independent external body, the Code Compliance Monitoring Committee, to investigate complaints about non-compliance.

        The Company is working towards being ready for the implementation of the Code of Banking Practice in August 2003, from which time compliance with the Code of Banking practice will be monitored.

Corporate governance framework—controlled entities of the Company

        The Company has a corporate governance framework, which is provided as guidance to directors of controlled entities of the Group.

        The corporate governance framework sets out the specific roles and responsibilities of the boards of controlled entities of the Group, in the context of setting the key expectations that the Company's Board would have of those boards of controlled entities of the Group.

Horwath 2002 corporate governance report

        During 2002, research into corporate governance in Australia was commissioned by accounting company Horwath (NSW) Pty Limited and carried out by The University of Newcastle Business School in Australia. The Horwath 2002 corporate governance report provided evidence in relation to the debate on corporate governance. This evidence was derived from a systematic and objective analysis of the governance structures of Australia's top 250 listed businesses.

        Based on the model described in the report, an overall corporate governance assessment and ranking was performed for each of the 250 companies. The Company has been assessed as equal first in ranking with eight other companies. The Company is the only financial services company to be ranked at this level. The companies that have achieved this ranking have been described as follows:

        "Corporate governance structures were outstanding. The structures met all best practice standards and could not be faulted. Companies demonstrated unequivocal independence in all key areas including their board of directors, audit committees, remuneration committees and nomination committees. The board and related committees met regularly and disclosure on related party transactions was clear and unambiguous."

        The full report can be obtained from the following website at http://www.newcastle.edu.au/school/newc-business/horwath.html.

United States Sarbanes-Oxley Act of 2002

        On July 30, 2002 the Sarbanes-Oxley Act of 2002 became law in the US. This legislation applies to the Group, and introduces, among other things, a broad range of governance-related reforms. The Group has best practice corporate governance structures in place as demonstrated by the recognition it received in the Horwath 2002 corporate governance report. The Group is continuing to test and challenge its existing practices and procedures and take those steps necessary to maintain its position at the forefront of good governance practices.

Report of the directors

        The directors of National Australia Bank Limited (hereinafter referred to as the Company) present their report together with the financial report of the Company and of the Group, being the Company and its controlled entities, for the year ended September 30, 2002 and the audit report thereon.

Directors

        The Board of directors (hereinafter referred to as the Board) has power to appoint persons as directors to fill any vacancies. Other than the Managing Director, one-third (or the nearest number to but not exceeding one-third) are required to retire by rotation at each annual general meeting, together with any director appointed during the year to fill any vacancy. Both the directors retiring by rotation and any newly-appointed directors are eligible to stand for re-election or election.

        Details of directors of the Company in office at the date of this report, and each director's qualifications, experience and special responsibilities are below:

Mr D Charles K Allen
AO, MA, MSc, FTSE, FAICD

        Mr Allen was appointed Chairman in September 2001 and has been an independent non-executive director since 1992. He is a member of the Compensation and Nomination Committee.

Experience

        35 years in the petroleum industry including 21 years with Shell International and 14 years as Managing Director of Woodside Petroleum Ltd until 1996.

Other directorships

        Amcor Limited, The Australian Gas Light Company (AGL), Air Liquide Australia Limited and Earthwatch Australia.

Mr Frank J Cicutto
BCom, FAIBF, FCIBS

        Mr Cicutto, the Managing Director and Chief Executive Officer, was appointed to the Board as an executive director in 1998.

Experience

        34 years in banking and finance in Australia and internationally. Previous executive positions include Head of Credit Bureau, State Manager New South Wales, Chief Executive Clydesdale Bank PLC, and Chief General Manager, Australian Financial Services. Appointed Executive Director and Chief Operating Officer in July 1998, and appointed Managing Director and Chief Executive Officer in June 1999.

Other directorships

        Melbourne Business School Limited.

Dr J Brian Clark
DSc

        Dr Clark was appointed an independent non-executive director in 2001.

Experience

        30 years as a research physicist and senior manager, including five years as President at CSIR, the largest multi-disciplinary contract research organisation in South Africa, followed by two years as Managing Director and Chief Executive Officer of Telkom SA Limited. Since 1997, he has been with the Vodafone Group, currently serving as Chief Executive of Vodafone Pacific Limited and a member of Vodafone Group PLC Executive Committee.

Other directorships

        Vodafone Pacific Limited and associated group entities.

Mr Peter JB Duncan
BE (Chem) (1st Class Hons), DBS (with Distinction)

        Mr Duncan was appointed an independent non-executive director in 2001. He is a director of Bank of New Zealand and a member of the Audit Committee.

Experience

        36 years with Royal Dutch/Shell Group of companies, including senior finance and general management positions in Australia, New Zealand, South America, Europe and South East Asia. He was Chairman of the Shell Group of Companies in Australia and New Zealand. Former Chairman of the Australian Institute of Petroleum.

Other directorships

        Orica Limited, GasNat Australia Limited and Commonwealth Scientific and Industrial Research Organisation (CSIRO). President of the Australian German Association. Honorary member of the Business Council of Australia.

Mr Graham J Kraehe
BEc

        Mr Kraehe was appointed an independent non-executive director in 1997. He is a member of the Audit Committee.

Experience

        38 years in the wine, automotive and diversified manufacturing industries. Managing Director of Pacifica Limited from 1985 until 1994. Managing Director and Chief Executive Officer of Southcorp Limited from 1994 until early 2001.

Other directorships

        Brambles Industries Limited, Brambles PLC, The News Corporation Limited and Djerriwarrah Investments Limited. Chairman of BHP Steel Limited. President of the German-Australian Chamber of Industry and Commerce.

Dr Kenneth J Moss
BE, PhD, FIEAust, CPEng, FAICD

        Dr Moss was appointed an independent non-executive director in 2000. He is a director of National Australia Group Europe Limited and a member of the Audit Committee and the Compensation and Nomination Committee.

Experience

        35 years in the mining, engineering, marine and hardware industries with BHP Limited and the Howard Smith Group, including seven years as Managing Director of Howard Smith Limited until July 2000.

Other directorships

        Adsteam Marine Limited, GPT Management Limited, Hunter Area Health Service. Chairman of Australian Maritime Safety Authority, Boral Limited and Centennial Coal Company Limited.

Mr Geoffrey A Tomlinson
BEc

        Mr Tomlinson was appointed an independent non-executive director in 2000. He is Chairman of National Wealth Management Holdings Limited.

Experience

        29 years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Other directorships

        Amcor Limited, Mirrabooka Investments Limited. Chairman of Neverfail Springwater Limited, Reckon Limited, Funtastic Limited and Programmed Maintenance Services Limited. Deputy Chairman of Hansen Technologies Limited.

Dr Edward D Tweddell
BSc, MBBS (Hons), FRACGP, FAICD

        Dr Tweddell was appointed an independent non-executive director in 1998. He is Chairman of the Compensation and Nomination Committee.

Experience

        25 years in the pharmaceutical and health care industries. Group Managing Director and Chief Executive Officer of FH Faulding & Co. Limited from 1993 to 2001.

Other directorships

        Chairman of Ansell Limited. Director of Australian Postal Corporation and Commonwealth Scientific and Industrial Research Organisation (CSIRO).

Mrs Catherine M Walter
LLB (Hons), LLM, MBA, FAICD

        Mrs Walter was appointed an independent non-executive director in 1995. She is a director of National Wealth Management Holdings Limited. She is Chairman of the Audit Committee.

Experience

        20 years as a solicitor and eight years as a partner in the firm Clayton Utz until 1994, including a period as Managing Partner of the Melbourne office. She also served as a Commissioner of the City of Melbourne.

Other directorships

        Australian Stock Exchange Limited, Orica Limited, Queensland Investment Corporation, Australian Foundation Investment Company Limited, Melbourne Business School Limited and The Walter and Eliza Hall Institute of Medical Research.

Board changes

        During the year Dr Brian J Clark and Mr Peter JB Duncan were appointed as independent non-executive directors.

Directors' and officers' indemnity

The Company's constitution

        Article 21 of the Company's constitution provides:

        Every person who is or has been an officer is entitled to be indemnified out of the property of the Company to the "relevant extent" against:

  •
  every liability incurred by the person in the capacity as an officer (except a liability for legal costs); and

  •
  all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil, criminal or of an administrative or investigatory nature, in which the officer becomes involved in that capacity, unless:

  •
  the Company is forbidden by statute to indemnify the person against the liability or legal costs; or

  •
  an indemnity by the Company of the person against the liability or legal costs would, if given, be made void by statute.

        The reference to the "relevant extent" means to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified.

        The Company may also pay, or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is or has been an officer against liability incurred by the person in their capacity as an officer, including a liability for legal costs, unless:

  •
  the Company is forbidden by statute to pay or agree to pay the premium; or

  •
  the contract would, if the Company paid the premium, be made void by statute.

        The Company may enter into a contract with an officer or former officer to give:

  •
  effect to the rights of the officer or former officer conferred by Article 21; and

  •
  an officer or former officer access to papers, including those documents provided from or on behalf of the Company or a related body corporate of the Company to the officer during their appointment and those documents which are referred to in such documents or were made available to the officer for the purpose of carrying out their duties as an officer.

        Article 21 does not limit any right the officer otherwise has. In the context of Article 21, "officer" means a director, secretary or executive officer of the Company or of a related body corporate of the Company.

        The existing and former directors, secretaries and executive officers of the Company and of its related bodies corporate are indemnified in terms of Article 21.

        The Company has executed deeds of indemnity in terms of Article 21 in favour of each non-executive director of the Company and each non-executive director of a related body corporate of the Company.

Directors' and officers' insurance

        During the year, the Company, pursuant to Article 21, paid a premium for a contract insuring all directors, secretaries, executive officers and employees of the Company and of each related body corporate of the Company. The insurance does not provide cover for the independent auditors of the Company or of a related body corporate of the Company.

        In accordance with usual commercial practice, the insurance contract prohibits disclosure of details of the nature of the liabilities covered by the insurance and the amount of the premium paid under the contract.

Principal activities and significant changes in nature of activities

        The principal activities of the Group during the year were banking services, credit and access card facilities, leasing, housing and general finance, international banking, investment banking, wealth management, funds management, life insurance, and custodian, trustee and nominee services. On October 1, 2002, the Group ceased its mortgage servicing activities in the US.

Review of operations

        A review of the operations of the Group during the year, and the results of those operations are contained on pages 2 to 3, 11 to 13, and 17 to 28 of the concise annual report 2002. For a more detailed review of the operations of the Group, refer to pages 6 to 90 of this annual financial report.

Group results

        The net profit of the Group for the year ended September 30, 2002 attributable to the members of the Company was $3,373 million, an increase of $1,290 million (61.9%) on the previous year. The net profit before significant items of the Group for the year ended September 30, 2002 was $3,785 million, a decrease of $239 million (5.9%) on the previous year's result. Significant items included in the current year's result were $406 million after tax (2001: $1,936 million).

        A detailed review of the Group results is contained on pages 11 to 13 of the concise annual report 2002. For a more detailed review of the Group results, refer to pages 6 to 90 of this annual financial report.

Dividends

        The directors have declared a final dividend of 75 cents per fully paid ordinary share, 90% franked, payable on December 11, 2002. The proposed payment amounts to $1,151 million.

        Dividends paid since the end of the previous financial year:

  •
  the final dividend for the year ended September 30, 2001 of 68 cents per fully paid ordinary share, fully franked, paid on December 12, 2001. The payment amount was $1,054 million; and

  •
  the interim dividend for the year ended September 30, 2002 of 72 cents per fully paid ordinary share, fully franked, paid on July 3, 2002. The payment amount was $1,115 million.

        Information on the dividends paid and declared to date is contained in note 7 in the financial report.

        The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%. For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company's foreign dividend account. Accordingly, for non-resident shareholders the unfranked portion of the dividend will not be subject to Australian withholding tax.

        The extent to which future dividends will be franked, for Australian taxation purposes, will depend on a number of factors including the proportion of the Group's profits that will be subject to Australian income tax and any future changes to Australia's business tax system as a result of the Australian Commonwealth Government's tax reform initiatives.

Significant changes in the state of affairs

        In the opinion of the directors, there have been no significant changes in the state of affairs during the year ended September 30, 2002, other than the restructure of the organisation and the sale of SR Investment, Inc.

Restructure of the organisation

        In October 2001, the Group launched a program to drive long-term growth, termed Positioning for Growth. Positioning for Growth was designed to ensure that the Group continued to meet its performance objectives whilst making the investments necessary to underpin future growth.

        As part of this program, in January 2002, the Group announced plans for a new corporate structure based around its principal areas of operation and designed to support clearer accountability, greater customer focus, simpler reporting and reduced bureaucracy.

        The five new lines of business are:

  •
  Financial Services Australia;
  •
  Financial Services Europe;
  •
  Financial Services New Zealand;
  •
  Wholesale Financial Services; and
  •
  Wealth Management.

        These business lines are supported by the following global functions—Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO.

Sale of SR Investment, Inc. and HomeSide Lending, Inc.

        In the prior year, a decision was taken by the Board to pursue the sale of the Company's wholly-owned controlled entity HomeSide Lending, Inc., after reviewing its position within the Group's core strategies of banking and wealth management.

        On March 1, 2002, the Group sold the operating assets and operating platform of HomeSide Lending, Inc. to Washington Mutual Bank, FA. This resulted in a loss on sale of $8 million.

        On October 1, 2002, the Group sold SR Investment, Inc. (the immediate holding company of HomeSide Lending, Inc.) to Washington Mutual Bank, FA. This resulted in a net profit on sale of $6 million, which has been recognised in the Group's profit and loss account for the year ended September 30, 2002.

        The portions of the business sold contributed $98 million to the Group's 2002 result.

        While the above matters are considered to be significant changes, a more detailed review of matters affecting the Group's state of affairs is also contained on pages 12 to 90 of this annual financial report.

Events after end of financial year

        On October 21, 2002, the first two tranches of the Australian Commonwealth Government's tax consolidation legislation were determined to be substantively enacted for financial reporting purposes. This may impact the calculation of deferred tax assets and liabilities of certain entities within the Group from that date. The financial effects of this legislation cannot be estimated reliably at this point in time and have not been brought to account in the financial statements for the year ended September 30, 2002.

        No further matter, item, transaction nor event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future developments

        Details of the likely major developments in the operations of the Group in future years and the expected results of those operations are referred to on pages 1 and 4 to 10 in the concise annual report 2002.

        In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the interests of the Group.

Environmental regulation

        The operations of the Group are not subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, but the Group can incur environmental liabilities as a lender. The Group has developed credit policies to ensure this is managed appropriately.

Rounding of amounts

        Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on July 10, 1998, the Company has rounded off amounts in this report and the accompanying financial report to the nearest million dollars, except where indicated.

Proceedings on behalf of the Company

        There are no proceedings brought or intervened in, or applications to bring or intervene in proceedings, on behalf of the Company by a member or other person entitled to do so under section 237 of the Corporations Act 2001 (Cth).

Remuneration policy and relationship to Company performance

Non-executive directors

        The fees paid to non-executive members of the Board are based on advice and data from the Company's remuneration specialists and from external remuneration advisers. This advice takes into consideration the level of fees paid to board members of other major Australian corporations, the size and complexity of the Company's operations, the achievements of the Company and the responsibilities and workload requirements of Board members.

        Because the focus of the Board is on the long-term strategic direction of the Company, there is no direct link between non-executive director remuneration and the short-term results of the Company. The long-term performance of the Company, relative to other large corporations, is considered among other factors in setting the fee pool, which is periodically proposed to shareholders at the annual general meeting for approval.

        Fees are established annually for the Chairman and non-executive directors. Additional fees are paid, where applicable, for participation in Board committees and for serving on the boards of controlled entities. The total fees paid to members of the Board, including fees paid for their involvement on Board committees and controlled entity boards, are kept within the total approved by shareholders from time to time. At the Company's annual general meeting held in December 2000, shareholders approved the non-executive directors' share arrangement under the National Australia Bank Staff Share Ownership Plan. Under this arrangement, shares are provided to non-executive directors as part of their remuneration, rather than receiving cash.

        Agreements between the Company and the non-executive directors provide that upon, and in the consequence of, each of these directors ceasing to be a director by reason of retirement or death, the Company shall pay a lump sum retiring allowance. This retirement benefit, as approved by shareholders, is based on period of service, as follows:

  •
  Less than 15 years

  One-third of the average yearly emoluments paid by the Company to the director:

  (a)
  during the last three years of service; or

  (b)
  when the period of such service is less than three years, during that period,

  for each completed year of service and proportionately for part of a year, as a non-executive director; or

  •
  15 years or more

  Five times the average yearly emoluments paid by the Company to the director during the last three years of service as a non-executive director.

        During the year, the Board decided not to enter into any new contractual obligations to pay retirement allowance benefits to non-executive directors. The contractual arrangements with existing directors will be "grandfathered" under the current plan. That is, current directors will either continue to accrue retirement allowance benefits under the current plan as approved by shareholders for their entire tenure as a director, or they will be provided with the opportunity to build flexibility into their remuneration. For all new non-executive directors, who would have no entitlement to a retirement allowance benefit, their directors' fees would be set at a higher level than the current fees payable. The new directors would then have flexibility in relation to their remuneration, including the opportunity to set aside additional superannuation beyond the compulsory superannuation guarantee levy, if so desired. The total level of fees paid to directors will be limited to the maximum aggregate amount approved by shareholders for this purpose.

        The following table shows details of the nature and amount of each element of the emoluments of each non-executive director of the Company for 2002. No options have been granted to non-executive directors during or since the end of 2002 as part of their remuneration.

	Fees, cash component(1) $	Fees, share component(1)(2) $	Other benefits(3) $	Total remuneration $	Accrual of retirement allowance benefits $
Non-executive directors
D Charles K Allen	286,253	106,091	23,893	416,237	313,111
J Brian Clark	79,781	30,050	6,614	116,445	30,067
Peter JB Duncan	106,870	16,350	8,911	132,131	32,100
Graham J Kraehe	116,299	23,925	9,639	149,863	60,081
Kenneth J Moss	115,241	22,333	9,579	147,153	36,278
Geoffrey A Tomlinson	195,847	41,900	16,205	253,952	63,000
Edward D Tweddell	145,040	12,050	12,020	169,110	64,403
Catherine M Walter	185,987	34,135	15,393	235,515	94,252

(1)
Non-executive directors' remuneration represents fees in connection with their roles, duties and responsibilities as non-executive director, and includes attendance at meetings of the Board, Board committees and boards of controlled entities.

(2)
The aggregate number of shares acquired by non-executive directors as part of their remuneration was 9,233 shares issued at an average price of $34.50.

(3)
Reflects compulsory Company contributions to superannuation, which will reduce the amount otherwise payable as non-executive directors' retirement allowance.

Senior executives

        The Group operates in a number of countries and business segments so it is necessary to consider remuneration for senior executives in the context of the different geographic and specialist remuneration markets in which the Group competes for top executive talent.

        Senior executives have a direct impact on the performance of the Group and its future prospects and the Board believes it is imperative that remuneration levels are set to be among the leaders of major corporations, in the appropriate remuneration markets, to ensure that the Group is able to attract and retain the best available executive talent.

        Remuneration for senior executives of the Group is determined in accordance with remuneration structures set by the Board, following recommendations from the Compensation and Nomination Committee. The Compensation and Nomination Committee receives advice on the level and form the remuneration should take from the Group's remuneration specialists. This advice incorporates competitive market data and analysis from several external remuneration advisers.

        Senior executive remuneration is made up of three components:

•
Base or fixed remuneration

  This element reflects the scope of the job and the level of skill and experience of the individual;

•
Short-term incentive

  This is paid depending on the annual performance of the Group, the individual business unit and the individual executive. The weighting of this component varies depending on the nature of the specific executive role. This aspect of the reward program considers actual achievements over the past year.

        The performance of the Group and individual business units is the key factor in setting the pools to provide these short-term rewards which generally apply to other staff as well as senior executives; and

•
Long-term incentive

  This is currently paid through the issue of executive share options and links the reward of the executive directly to the total shareholder return (TSR) of the Company (calculated as share price growth and dividend yield). This aspect of the reward program focuses the executive on the future performance of the Group over the next three to eight years.

        Before executive share options can be exercised, a performance hurdle must be met. This hurdle compares the TSR of the Company with the TSRs of the 50 largest corporations (excluding the Company) by market capitalisation on the stock market of Australian Stock Exchange Limited (ASX) as at the date the options are issued. The number of options that may be exercised, if any, depends on the relevant ranking of the Company compared with this group.

        The executive must pay the full exercise price to acquire the shares.

        The Group aims to be competitive in each of these three components in each of the various geographic and specialist remuneration markets in which the Group must compete to secure top quality executives. Over the last few years, the emphasis in executive remuneration, as with most other large companies, has been moving towards the variable elements of the reward program.

        Each option granted is over one ordinary share of the capital of the Company.

        The following table shows the remuneration details for the five senior executives (including the executive director) receiving the highest emoluments from the Company and the Group during 2002:

Senior executive emoluments (current employees at September 30, 2002)

Name and position(1)	Salary package(2) $	Performance- based remunera -tion(3) $	Retention allowances (4) $	Other benefits (5) $	Total remunera -tion $	Options granted (6) (No.)	Exercise price(7) $	Date first exercisable	Fair value of options at grant date(8) $
Joseph J Whiteside(9) Former Chairman and Chief Executive Officer, HomeSide Lending, Inc.	1,493,381	3,380,917	316,961	690,259	5,881,518	75,000	36.14	14/6/2005	478,500
Peter B Scott Executive General Manager, Wealth Management	631,150	547,000	2,192,159	79,722	3,450,031	250,000	36.14	14/6/2005	1,595,000
Frank J Cicutto Managing Director and Chief Executive Officer	1,756,725	765,000	—	98,541	2,620,266	—	—	—	—
Stephen C Targett Executive General Manager, Financial Services Europe	618,155	783,271	—	1,167,718	2,569,144	250,000	36.14	14/6/2005	1,595,000
Ian R Crouch Chief Information Officer	248,374	211,460	—	1,073,210	1,533,044	350,000	36.14	14/6/2005	2,233,000

Senior executive emoluments (ceased employees)

Name and position(1)	Salary package(2) $	Performance- based remunera- tion $	Retirement allowances (10) $	Other benefits (5) $	Total remunera- tion $	Options granted (No.)	Exercise price (7) $	Date first exercisable	Fair value of options at grant date(8) $
Robert MC Prowse Former Executive General Manager, Office of the CEO	714,187	181,238	2,384,336	53,493	3,333,254	—	—	—	—
Glenn LL Barnes Former Executive General Manager, eTransformation	394,162	327,380	1,815,681	22,155	2,559,378	—	—	—	—
Michael T Pratt Former Chief Executive Officer, Australian Financial Services	298,791	155,375	1,461,873	17,008	1,933,047	—	—	—	—

(1)
The top five executives of the Company and Group are taken from those executives responsible for the strategic direction and management of major business units for a significant period during the year.

(2)
Reflects the total remuneration package consisting of both basic salary and packaged benefits.

(3)
Reflects performance-based remuneration in respect of performance for the year to September 30, 2001, except for Ian R Crouch who was entitled to receive payment for the performance year to September 30, 2002 by year end under the terms of his employment agreement. The payment to Joseph J Whiteside includes an amount under a long-term incentive plan, which vested on the sale of SR Investment, Inc. and HomeSide Lending, Inc.

(4)
Reflects payment made on retention. The payment to Peter B Scott was effective two years following the date of acquisition of the MLC group by the Company.

(5)
Reflects non-salary package remuneration and includes Company contributions to superannuation, benefits received under the Group's employee share plans and expatriate benefits. The payments to Stephen C Targett and Ian R Crouch include payments for relocation costs.

(6)
No options have been granted since September 30, 2002. Options issued to Ian R Crouch include 150,000 on commencement of employment.

(7)
Refer to "share options" below for details of the valuation of options granted and an explanation of the performance hurdles that must be achieved before the options can be exercised.

(8)
Fair value is based on a numerical pricing method. Refer to "share options" below and note 39 in the financial report for further information.

(9)
Joseph J Whiteside ceased employment in October 2002, following the sale of SR Investment, Inc. and HomeSide Lending, Inc.

(10)
Reflects payments made on termination and retirement (including long service leave).

Share options

        The share options currently issued by the Company are options over ordinary shares granted by the Group under the Company's National Australia Bank Executive Share Option Plan No. 2 (plan). Note that the holders of exchangeable capital units have the right to exchange those units for ordinary shares in the Company or, at the Company's option, cash. Refer to note 32 in the financial report for full details of the number and terms of exchangeable capital units issued by the Group.

        The number and terms of options over ordinary shares granted by the Group under the plan and the Company's valuation of those options at grant date are detailed below.

        During and since the end of 2002, the following share options were granted to 751 senior employees (including the options granted to senior executives referred to immediately above):

Issue date of options	Exercise period of options		Exercise price of options $	Options held at September 30, 2002 (No.)	Options lapsed(1) during the period (No.)	Options granted (No.)	Fair value of options as at grant date(2) $
June 14, 2002	June 14, 2005– June 13, 2010	(3)	36.14	11,261,000	2,500	11,263,500	71,861,130

(1)
These share options lapse 30 days after the termination of employment.

(2)
Fair value is based on a numerical pricing method. Refer below and to note 39 in the financial report for further information.

(3)
Share options expire on the last day of their exercise period.

        The plan was approved by shareholders by special resolution in January 1997 and options issued under the plan since that date are detailed in note 39 in the financial report.

        The plan provides for the Board to offer options to executives of the Group to subscribe for fully paid ordinary shares in the Company. Options must not be issued if the total number of shares issued in the last five years under the Company's employee share or option plans and of outstanding options under its plans, including the proposed offer, exceeds 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer. This calculation does not include offers made or shares or options acquired as a result of an offer made to a person situated outside Australia at the time of the offer or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company), otherwise than as a result of relief granted by the Australian Securities and Investments Commission.

        Options are issued free of charge to participants in the plan. Each option is to subscribe for one fully paid ordinary share in the Company. The exercise price per share for an option is the market price of the Company's fully paid ordinary shares as at the date the option was issued. The market price is the weighted average of the prices at which the Company's fully paid ordinary shares were traded on the ASX in the one week up to and including the day of the issue of the option.

        Generally, these options may not be exercised before the third anniversary of their issue, and must be exercised before the fifth or eighth anniversary (depending on the particular terms of each option) of issue. The Board may determine such other terms for the issue of options consistent with the ASX Listing Rules and the terms of the plan.

        Options may, however, be exercised before the third anniversary of issue and notwithstanding the performance hurdle (described below) where an executive ceases employment with the Group as the result of death or total and permanent disablement. The Board may also allow the option holders to exercise the options irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

        Options will lapse if unexercised on or before their expiry date or, for options issued prior to November 1999, if the Board determines that the holder has acted fraudulently, dishonestly or in breach of the holder's obligations to any entity in the Group and for options issued after November 1999, 30 days after an executive ceases to be employed by the Group otherwise than as a result of death or total and permanent disablement.

        A loan may be available to executives if and when they wish to exercise their options, subject to the provisions of applicable laws and regulations (including the US Sarbanes-Oxley Act of 2002). The plan rules provide that the rate of interest applicable to such a loan be the Company's base lending rate plus any margin determined by the Board. Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.

        Exercise of the options is subject to satisfaction of a performance hurdle. The performance hurdle for options issued after November 1999 is measured after the first three years by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest. Options become exercisable depending on the maximum total shareholder return of the Company relative to the total shareholder return of a group of companies during the relevant performance period. This group of companies is based on the top 50 companies listed on the ASX by market capitalisation (excluding the Company), determined at the date when the options are issued.

        In accordance with US Accounting Principles Board Option No. 25 "Accounting for Stock Issued to Employees", the Company adopts the intrinsic value method for valuing options issued under the plan. Under the intrinsic value method, a nil value is ascribed to the options issued under the plan, as the exercise price and market value of the options at issue date are equivalent. Accordingly, a nil value is ascribed to options included in the senior executives' remuneration table above and a nil expense is recorded in the Group's profit and loss account. In July 2001, the International Accounting Standards Board (IASB) announced that as part of its work program it would review accounting for share-based payments (including employee share options and their repricing). The Company intends to adopt the new standard in relation to accounting for share options once it is issued by the IASB and the Australian Accounting Standards Board.

        There were 4,234,500 fully paid ordinary shares of the Company issued during and since the end of the year as a result of options issued being exercised, for a total consideration of $81,345,710. The amount paid on issue of each of these shares is set out in note 39 of the financial report. There are currently 47,817,500 options outstanding under the plan.

        No person holding an option has or had, by virtue of the options, a right to participate in a share issue of any body corporate other than the Company.

Directors' meetings

        The table below shows the number of directors' meetings held (including meetings of Board committees) and number of meetings attended by each of the directors of the Company during the year:

	Directors' meetings of the Company			Audit Committee meetings of the Company				Compensation and Nomination Committee meetings of the Company				Directors' meetings of controlled entities
Directors	Meetings attended(1)		Meetings held(2)	Meetings attended		Meetings held(2)		Meetings attended		Meetings held		Meetings attended	Meetings held(2)	Additional meetings attended(3)
D Charles K Allen	25		25	8	(4)	8	(4)	8		8		13	13	25
Frank J Cicutto	24	(5)	25	8	(4)	8	(4)	3	(4)	3	(4)	17	17	12
J Brian Clark	22	(1)	25	1	(4)	1	(4)	—		—		13	14	4
Peter JB Duncan	24	(1)	25	6	(2)	6	(2)	—		—		14	15	13
Graham J Kraehe	20	(1)	25	8		8		—		—		10	11	13
Kenneth J Moss	24	(1)	25	8		8		8		8		13	13	10
Geoffrey A Tomlinson	24	(1)	25	1	(4)	1	(4)	—		—		30	31	17
Edward D Tweddell	25		25	1	(4)	1	(4)	8		8		11	11	24
Catherine M Walter	24	(1)	25	8		8		—		—		27	28	39

(1)
Where a directors is unable to attend an unscheduled Board meeting called at short notice, the director is provided with a separate briefing on the matters to be considered at the meeting, and the views of the director are obtained.

(2)
Reflects the number of meetings held during the time the director held office during the year. Where a controlled entity holds board meetings in a country other than the country of residence of the director, then the number of meetings held is the number of meetings the director was expected to attend, which may not be every board meeting held by the controlled entity during the year.

(3)
Reflects the number of additional formal meetings attended during the year by each director, including committee meetings (other than the Audit Committee or Compensation and Nomination Committee) where any two directors are required to form a quorum.

(4)
Reflects the number of committee meetings attended, even though the director is not a member of the committee.

(5)
Leave of absence was granted to Mr Frank J Cicutto from attendance at one Board meeting, to allow the Board to undertake a review of HomeSide Lending, Inc., independent of management.

Directors' interests

        The table below shows the interests of each director in the issued ordinary shares and National Income Securities of the Group, and in registered schemes made available by the Group as at the date of this report. No director held an interest in the Trust Units Exchangeable for Preferred Shares™ or exchangeable capital units of the Company. Trust Units Exchangeable for Preferred Shares™ is a trademark of Merrill Lynch & Co., Inc.

					Options over fully paid ordinary shares of the Company
	Fully paid ordinary shares of the Company					National Income Securities
								Registered schemes
				Shares acquired as a result of options exercised
Directors	Held beneficially		Held non- beneficially		Held beneficially	Held beneficially	Held non- beneficially	Held beneficially	Held non- Beneficially
D Charles K Allen(1)	17,187		—	—	—	—	—	—	—
Frank J Cicutto(2)(3)	241,092	(4)	—	200,000	1,400,000	—	—	—	—
J Brian Clark(1)	3,308		—	—	—	—	—	—	—
Peter JB Duncan(1)	3,701		—	—	—	—	—	—	—
Graham J Kraehe(1)	14,357		—	—	—	670	—	—	—
Kenneth J Moss(1)	3,514		—	—	—	—	—	—	—
Geoffrey A Tomlinson(1)	17,588		—	—	—	500	—	—	—
Edward D Tweddell(1)	3,530		—	—	—	—	—	—	—
Catherine M Walter(1)	16,969		—	—	—	—	—	—	—

(1)
Includes shares acquired under National Australia Bank Staff Share Ownership Plan.

(2)
Includes staff share plan issues.

(3)
Includes shares acquired as a result of the exercise of options.

(4)
Shares held beneficially as at the date of this report, represent the total holding as at that date.

        There are no contracts, other than those disclosed above, to which directors are a party, or under which the directors are entitled to a benefit and that confer the right to call for or deliver interests in a registered scheme made available by the Company or a related body corporate.

        All of the directors have disclosed interests in organisations not related to the Group and are to be regarded as interested in any contract or proposed contract that may be made between the Company and any such organisations.

        Signed in accordance with a resolution of the directors:

D Charles K Allen Chairman	Frank J Cicutto Managing Director

November 14, 2002

Financial report

Statement of financial performance

		Group			Company
For the year ended September 30	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Interest income	4	16,475	19,919	17,517	11,438	13,485
Interest expense	5(b)	9,253	12,959	11,146	7,545	10,479

Net interest income		7,222	6,960	6,371	3,893	3,006

Premium and related revenue	4	1,134	1,074	487	—	—
Investment revenue	4	(988)	(877)	1,070	—	—
Claims expense	5(b), 57	956	599	262	—	—
Change in policy liabilities	5(b), 57	(1,637)	(1,318)	664	—	—
Policy acquisition and maintenance expense	5(b), 57	751	699	261	—	—
Investment management fees	5(b)	86	89	38	—	—

Net life insurance income		(10)	128	332	—	—

Other banking and financial services income	4	7,006	4,749	4,124	3,260	4,641
Mortgage servicing and origination revenue	4	378	810	640	—	—
Movement in the excess of net market value over net assets of life insurance controlled entities	4	(155)	510	202	—	—
Significant revenue
Proceeds from the sale of foreign controlled entities	4, 5(a)	2,671	5,314	—	—	—
Personnel expenses	5(b)	3,379	3,725	3,401	1,851	1,778
Occupancy expenses	5(b)	559	587	512	276	269
General expenses	5(b)	4,769	2,158	1,894	1,052	963
Amortisation of goodwill	5(b)	101	167	197	—	—
Charge to provide for doubtful debts	5(b), 17	697	989	588	259	532
Significant expenses
Restructuring costs	5(a), (b)	580	—	96	363	—
Cost of foreign controlled entities sold	5(a), (b)	2,686	2,929	—	138	—
Impairment loss on mortgage servicing rights	5(a), (b)	—	1,643	—	—	—
Charge to provide for mortgage servicing rights valuation adjustment	5(a), (b)	—	1,436	—	—	—
Impairment loss on goodwill	5(a), (b)	—	858	—	—	—
Business integration costs	5(a), (b)	—	—	108	—	—

Profit from ordinary activities before income tax expense		4,341	3,979	4,873	3,214	4,105
Income tax expense relating to ordinary activities	6	962	1,891	1,632	712	611

Net profit		3,379	2,088	3,241	2,502	3,494
Net profit attributable to outside equity interest		6	5	2	—	—

Net profit attributable to members of the Company		3,373	2,083	3,239	2,502	3,494

Other changes in equity other than those resulting from transactions with owners as owners
Net credit/(debit) to asset revaluation reserve	35	9	8	29	3	(123)
Net credit/(debit) to foreign currency translation reserve	35	(520)	1,380	931	—	19
Net credit to retained profits on adoption of AASB 1038 "Life Insurance Business"	36	—	—	58	—	—

Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(511)	1,388	1,018	3	(104)

Total changes in equity other than those resulting from transactions with owners as owners		2,862	3,471	4,257	2,505	3,390

Basic earnings per share (cents)	8	205.7	121.5	202.3
Diluted earnings per share (cents)	8	202.5	122.8	199.1
Dividends per ordinary share (cents)
Interim	7	72	67	59
Final	7	75	68	64

Statement of financial position

		Group		Company
As at September 30	Note	2002 $m	2001 $m	2002 $m	2001 $m
Assets
Cash assets	9	6,294	7,993	1,515	1,529
Due from other financial institutions	10	15,876	16,472	12,579	11,945
Due from customers on acceptances	11	19,474	19,353	19,400	19,110
Trading securities	12	19,590	19,713	17,471	18,288
Available for sale securities	13	6,192	6,665	6,150	6,637
Investment securities	14	13,541	10,697	9,644	5,224
Investments relating to life insurance business	15	31,012	31,381	—	—
Loans and advances	16	231,300	207,797	143,607	123,212
Mortgage loans held for sale		85	3,688	—	—
Mortgage servicing rights	19	1,794	5,445	—	—
Due from controlled entities		—	—	28,923	35,651
Shares in entities and other securities	20	1,199	1,412	11,926	11,906
Regulatory deposits	21	129	98	38	20
Property, plant and equipment	22	2,640	2,869	1,201	1,177
Income tax assets	23	1,292	1,296	741	674
Goodwill	24	775	876	—	—
Other assets	25	26,194	38,965	13,533	26,157

Total assets		377,387	374,720	266,728	261,530

Liabilities
Due to other financial institutions	26	43,279	42,873	39,983	39,859
Liability on acceptances	11	19,474	19,353	19,400	19,110
Deposits and other borrowings	27	206,864	190,965	134,885	123,072
Life insurance policy liabilities	28	30,425	30,257	—	—
Income tax liabilities	29	1,609	2,575	814	476
Provisions	30	2,809	2,440	2,123	1,755
Due to controlled entities		—	—	16,563	13,306
Bonds, notes and subordinated debt	31	22,192	24,984	20,841	21,412
Other debt issues	32	1,866	1,985	460	507
Other liabilities	33	25,618	35,731	14,349	24,131

Total liabilities		354,136	351,163	249,418	243,628

Net assets		23,251	23,557	17,310	17,902

Equity
Contributed equity	34	9,931	10,725	9,931	10,725
Reserves	35	2,105	2,427	73	94
Retained profits	36	11,148	10,337	7,306	7,083

Total parent entity interest		23,184	23,489	17,310	17,902
Outside equity interest	37	67	68	—	—

Total equity	38	23,251	23,557	17,310	17,902

Statement of cash flows

			Group			Company
For the year ended September 30	Note		2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Cash flows from operating activities
Interest received			15,680	20,373	17,471	10,254	11,958
Interest paid			(9,304)	(13,020)	(10,978)	(6,523)	(8,901)
Dividends received			35	44	38	839	2,226
Fees and other income received			5,307	5,248	4,776	2,889	2,898
Life insurance
Premiums received			10,378	7,157	576	—	—
Investment and other revenue received			2,024	1,985	1,041	—	—
Policy payments			(8,483)	(4,784)	(215)	—	—
Fees and commissions paid			(274)	(288)	(111)	—	—
Personnel expenses paid			(3,637)	(3,634)	(3,343)	(2,001)	(1,711)
Occupancy expenses paid			(549)	(504)	(435)	(251)	(211)
General expenses paid			(3,176)	(2,392)	(2,569)	(1,313)	(1,115)
Income tax paid			(2,131)	(2,245)	(1,431)	(481)	(942)
Goods and services tax paid			(68)	(102)	—	(60)	(99)
Net decrease/(increase) in trading securities			136	(4,400)	(2,268)	789	(4,405)
Net decrease/(increase) in mortgage loans held for sale			1,304	(763)	(274)	—	—

Net cash provided by/(used in) operating activities	43(a	)	7,242	2,675	2,278	4,142	(302)

Cash flows from investing activities
Movement in investment securities
Purchases			(40,653)	(37,041)	(172,874)	(39,311)	(30,901)
Proceeds on maturity			37,434	30,828	175,661	34,641	28,957
Movement in available for sale securities
Purchases			(14,765)	(18,803)	(11,540)	(14,735)	(19,050)
Proceeds from sale			90	26	5	84	26
Proceeds on maturity			14,543	15,247	9,037	14,530	14,599
Net increase in investments relating to life insurance business			(2,148)	(2,236)	(3,287)	—	—
Net increase in loans and advances			(27,415)	(19,109)	(24,081)	(22,711)	(13,784)
Net decrease/(increase) in amounts due from controlled entities			—	—	—	8,951	(3,477)
Net decrease/(increase) in shares in entities and other securities			212	(36)	(308)	(18)	(810)
Payments for mortgage servicing rights			(74)	(2,700)	(1,272)	—	—
Proceeds from sale of mortgage servicing rights			98	—	—	—	—
Payments for acquisition of controlled entities	43(e	)	—	(131)	(4,660)	—	—
Proceeds from sale of controlled entities	43(f	)	—	5,415	—	—	—
Payments for property, plant and equipment			(791)	(982)	(725)	(383)	(577)
Proceeds from sale of operating assets			2,314	—	—	—	—
Net proceeds from sale of property, plant and equipment			418	132	143	157	68
Net decrease/(increase) in regulatory deposits			(35)	23	36	(18)	(7)
Net decrease/(increase) in other assets			10,057	291	(287)	6,528	(2,492)

Net cash used in investing activities			(20,715)	(29,076)	(34,152)	(12,285)	(27,448)

Cash flows from financing activities
Net increase in deposits and other borrowings			18,840	11,793	16,802	13,526	13,967
Net proceeds from bonds, notes and subordinated debt			6,738	6,986	8,747	6,808	6,481
Repayments of bonds, notes and subordinated debt			(8,314)	(4,537)	(2,309)	(6,234)	(3,704)
Payments from provisions			(116)	(221)	(189)	(32)	(140)
Net proceeds from issue of ordinary shares			130	261	194	130	261
Payments made under on-market buy-back of ordinary shares			(1,248)	—	—	(1,248)	—
Dividends paid			(1,948)	(1,494)	(1,490)	(1,878)	(1,398)
Net increase/(decrease) in other liabilities			(5,017)	4,426	1,501	(4,387)	2,402

Net cash provided by financing activities			9,065	17,214	23,256	6,685	17,869

Net decrease in cash and cash equivalents			(4,408)	(9,187)	(8,618)	(1,458)	(9,881)
Cash and cash equivalents at beginning of year			(18,408)	(10,037)	(1,434)	(26,385)	(15,113)
Effects of exchange rate changes on balance of cash held in foreign currencies			1,707	(1,015)	15	1,954	(1,391)
Cash and cash equivalents of controlled entities sold			—	1,831	—	—	—

Cash and cash equivalents at end of year	43(b	)	(21,109)	(18,408)	(10,037)	(25,889)	(26,385)

Notes to the financial statements

1    Principal accounting policies

        In this financial report, National Australia Bank Limited, the parent entity, is referred to as the Company. The Group consists of the Company and all entities over which it has control.

        The financial report is a general purpose financial report which is prepared in accordance with the requirements of the Banking Act 1959 (Cth), Corporations Act 2001 (Cth), Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

        The financial report also includes disclosures required by the United States Securities and Exchange Commission (SEC) in respect of foreign registrants. Other prescribed SEC disclosures, which are not required to be included in the financial report, are presented elsewhere in this annual financial report.

        The preparation of the financial report requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Although the Group has internal control systems in place to ensure that estimates can be reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

        (a)    Historical cost

        The financial report is based on historical cost and therefore does not reflect changes in the purchasing power of money or current valuations of non-monetary assets, except for:

  •
  certain non-monetary assets which are reflected at independent valuation (refer to note 1(v));

  •
  trading securities which are reflected at market value (refer to note 1(l)); and

  •
  the assets and liabilities of the Group's life insurance business which are measured at net market value and net present value respectively (refer to note 1(p), (x) and (aa)).

        (b)    Currency of presentation

        All amounts are expressed in Australian dollars unless otherwise stated.

        (c)    Rounding of amounts

        In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

        (d)    Changes in accounting policy

  Earnings per share

        The Group has applied the revised Australian Accounting Standard AASB 1027 "Earnings per Share" from October 1, 2001. The standard introduces changes to the method of calculating earnings per share. The changes have not had a material impact on earnings per share. Comparatives have been restated to reflect the change in method of calculating basic and diluted earnings per share.

        (e)    Reclassification of financial information

        The revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" which was issued in June 2002 has resulted in the Group making certain presentational changes to the financial report. The adoption of the standard has not resulted in any line items or sub-totals being reclassified in the financial statements although some line items have been repositioned.

        In order to provide users of the financial report with an enhanced level of understanding of the Group's property, plant and equipment, application software has been disclosed as a separate category of plant and equipment. As a result of this change, certain reclassifications have been made to 2001 comparatives. Previously certain items of software were included in other asset classes. Accordingly, $33 million previously disclosed as other equipment in the class furniture, fittings, fixtures and other equipment, and $38 million previously disclosed in the class other assets, have been reclassified to application software to accord with the new classification.

        To assist users' understanding of the financial report, note 57 Life insurance business disclosures has been enhanced to show disaggregated information for statutory funds only. This has resulted in the reclassification of $60 million from other income to premium and related revenue, and investment revenue in the 2001 comparatives. In addition, $81 million has been reclassified from general other expenses to policy acquisition and maintenance expense in the 2001 comparatives, to accord with the new presentation and classification.

        (f)    Comparative amounts

        Comparative amounts have been reclassified to accord with changes in presentation made in 2002, except where otherwise stated.

        (g)    Principles of consolidation

        All entities which are controlled by the Company are consolidated in the financial report. Control means the ability or power of the Company to dominate decision making directly or indirectly in relation to the financial and operating policies of another entity, to enable that other entity to operate with it in pursuing its objectives.

        All inter-entity balances, transactions and profits and losses are eliminated on consolidation. Controlled entities prepare accounts for consolidation in conformity with the Company's accounting policies.

        Where controlled entities have been acquired or sold during the year, their operating results have been included from the date of acquisition or to the date of sale. Controlled entity acquisitions have been accounted for using the purchase method of accounting.

        Outside interest in the equity and results of the entities that are controlled by the Company is shown as a separate item, "outside equity interest', in the consolidated financial statements.

        Statutory funds of the Group's life insurance business have been consolidated into this financial report as required by Australian Accounting Standard AASB 1038 "Life Insurance Business". The financial report consolidates all the assets, liabilities, revenues and expenses of the statutory funds and non-statutory fund life insurance business irrespective of whether they are designated as relating to policyholders or shareholders.

        Associates are entities over which the Company exerts significant influence but does not exercise control. Associates are accounted for utilising the cost method with only dividends received or receivable recognised in the profit and loss account. When applied to the Group, the impact of this method does not differ significantly from accounting for associates under the equity method.

        (h)    Foreign currency translation

        All foreign currency monetary assets and liabilities are revalued at the rates of exchange ruling at balance date. Unrealised profits and losses arising from these revaluations are recognised immediately in the profit and loss account. Foreign currency revenue and expense amounts are translated at average rates of exchange for the year.

        Differences arising on the translation of the financial report of the Group's overseas operations which are considered to be economically self-sustaining are included in the foreign currency translation reserve, net of any related hedges, on a pre-tax basis. Differences arising on the translation of the financial report of all other overseas controlled entities and overseas branches are recognised immediately in the profit and loss account.

        It is the Group's policy from a trading risk viewpoint to maintain a substantially matched position in assets and liabilities in foreign currencies and net exposure to exchange risk in this respect is not material.

Assets

        (i)    Cash assets

        Cash assets are items readily convertible into cash and are generally repayable on demand. Cash assets are brought to account at the face value or the gross value of the outstanding balance where appropriate.

        (j)    Due from other financial institutions

        Due from other financial institutions includes loans, nostro balances, certificates of deposit and settlement account balances due from other financial institutions. They are brought to account at the gross value of the outstanding balance.

        (k)    Acceptances

        The Group's liability under acceptances is reported in the statement of financial position. The Group has equal and offsetting claims against its customers which are reported as an asset. The Group's own acceptances discounted are held as part of either the trading securities or loan portfolio depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity, respectively.

        (l)    Trading securities

        Trading securities are public and other debt securities which are purchased for current resale in day-to-day trading operations. Trading securities are recorded at fair value and unrealised profits or losses in respect of fair value adjustments are recognised immediately in the profit and loss account.

        The fair value of trading securities represents the quoted market value of those securities adjusted for any risk, control or liquidity premium.

        Trading securities are recorded on a trade-date basis.

        (m)    Available for sale securities

        Available for sale securities are public and other debt securities which are purchased with the intention to be held for an indefinite period of time but not necessarily to maturity. Such securities may be sold in response to various factors including significant changes in interest rates, liquidity requirements and regulatory capital considerations.

        Available for sale securities are recorded at the lower of aggregate cost or market value. Cost is adjusted for the amortisation of premiums and accretion of discounts to maturity. Unrealised losses in respect of market value adjustments and realised profits and losses on sale of available for sale securities are recognised in the profit and loss account. The cost of securities sold is calculated on a specific identification basis.

        Available for sale securities are recorded on a trade-date basis.

        (n)    Investment securities

        Investment securities are public and other debt securities which are purchased with the positive intent and ability to hold until maturity. Such securities are recorded at original cost adjusted for the amortisation of premiums and accretion of discounts to maturity. Unrealised losses relating to other than temporary diminutions in the value of investment securities are recognised in the profit and loss account and the recorded values of those securities adjusted accordingly. In those rare instances where investment securities are sold prior to maturity, profits and losses on sale are taken to the profit and loss account when realised.

        Investment securities are recorded on a trade-date basis.

        (o)    Repurchase and reverse repurchase agreements

        Securities sold under agreements to repurchase are retained within the investment, available for sale or trading portfolios and accounted for accordingly. Liability accounts are used to record the obligation to repurchase. The difference between the sale and repurchase price represents interest expense and is recognised in the profit and loss account over the term of the repurchase agreement. Securities held under reverse repurchase agreements are recorded as receivables. The difference between the purchase and sale price represents interest income and is recognised in the profit and loss account over the term of the reverse repurchase agreement.

        (p)    Investments relating to life insurance business

        Investment assets held by the Group's life insurance business have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, the directors adopt various valuation methods. In those cases, the values adopted are deemed equivalent to net market value. Details of particular methods adopted are as follows:

  •
  freehold land and leasehold properties are stated at values not greater than independent valuations, which are carried out at regular intervals not exceeding three years. As market value is adopted, building depreciation is not provided for;

  •
  ordinary and preference shares, equity options and investments in unit trusts that are not controlled entities, are recorded at their latest available market value or, where no quoted security exists, at directors' valuations with reference to net tangible assets;

  •
  investments in controlled entities of life insurance operations that do not have quoted market values are recorded at not greater than independent valuation or where no independent valuation is available at directors' valuations, or, for entities in voluntary liquidation, at net tangible assets;

  •
  investments in associates are recorded at directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each associate;

  •
  interest-bearing securities quoted on stock exchanges are shown at prices quoted at balance date. Unquoted interest-bearing securities are recorded at amounts based on valuations using rates of interest equivalent to the yields obtainable on comparable quoted investments; and

  •
  participations in lease transactions are included in investment assets. The transactions are recorded at market value, based on the net present value of the after-tax cash flows arising from the transactions.

Restrictions on assets

        The assets and liabilities held in the statutory funds of the Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995 (Cth) and the constitutions of the life insurance entities. The main restrictions are that the assets in a statutory fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund, or to make profit distributions when solvency and capital adequacy requirements of the Life Insurance Act 1995 (Cth) are met. Therefore, assets held in statutory funds are not available for use by other parts of the Group's business other than any profits generated in the statutory funds. Conversely, the liabilities of the statutory funds (including policyholder liabilities) are not obligations of the Group but are obligations of, and are quarantined to, the statutory funds (refer to note 2).

        (q)    Loans and advances

        Loans and advances include overdrafts, credit card lending, market rate advances, bill financing, housing loans, lease finance, other term lending and redeemable preference share finance. They are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for provisions for doubtful debts and unearned income.

                (i)    Bad and doubtful debts

          Provisions for doubtful debts provide for losses inherent in loans, and off-balance sheet credit extensions such as letters of credit, guarantees and undrawn commitments to extend credit.

          The specific provision for doubtful debts is established to cover all identified doubtful debts and is recognised when there is reasonable doubt over the collectability of principal and interest in accordance with the loan agreement. Amounts provided for are determined by specific identification and by estimation of expected losses in relation to loan portfolios where specific identification is impracticable. All bad debts are written off against the specific provision for doubtful debts in the reporting period in which they are classified as irrecoverable.

          The Group has adopted a statistically-based provisioning methodology for its general provision for doubtful debts. Under this methodology, the Group estimates the level of losses inherent but not specifically identified in its existing credit portfolios based on the historical loss experience of the component exposures.

          The operation of the statistically-based provisioning methodology is such that when individual loans are classified as non-accrual, specific provisions will be raised by making a transfer from the general provision for doubtful debts. The general provision for doubtful debts is then re-established based on the remaining portfolios of performing credit exposures.

          All loans and off-balance sheet credit extensions are subject to continuous management surveillance.

                (ii)    Asset quality

          The Group has disclosed certain components of its loan portfolios as impaired assets according to the classifications discussed below (refer to note 18).

          Non-accrual loans consist of:

    •
    all loans against which a specific provision has been raised;

    •
    loans which are contractually past due 90 days with security insufficient to cover principal and arrears of interest;

    •
    restructured loans where the interest rate charged is lower than the Group's average cost of funds;

    •
    loans not included above, that are maintained on a cash basis because of a significant deterioration in the financial performance or position of the borrower; and

    •
    impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.

          Restructured loans are those loans on which the original contractual terms have been concessionally modified due to the financial difficulties of borrowers, and on which interest continues to be accrued at a rate which is equal to or greater than the Group's average cost of funds at the date of restructuring.

          Assets acquired through security enforcement are those assets (primarily real estate) acquired through actual foreclosure or in full or partial satisfaction of loans.

                (iii)    Revenue recognition on non-accrual loans

          When a loan is classified as non-accrual, interest income ceases to be recognised in the profit and loss account on an accruals basis, as reasonable doubt exists as to the collectability of interest and principal. Interest charged on non-accrual loans in the current reporting period is reversed against income.

          Cash receipts in relation to non-accrual loans are recognised as interest income to the extent that the cash receipts represent unaccrued interest except where there is a contrary agreement with the borrower, or the receipts relate to proceeds from the sale of security, or are scheduled principal repayments.

                (iv)    Leasing

          Finance leases in which the Group is the lessor are included in loans and advances and are accounted for using the finance method, whereby income determined on an actuarial basis is taken to account over the term of the lease in proportion to the outstanding investment balance. Where the Group is a lessee, finance lease assets are capitalised and the corresponding liability is recognised in other liabilities.

          Leveraged leases with lease terms beginning on or after October 1, 1999 are accounted for as finance leases. Investments in leveraged leases entered into before October 1, 1999 are recorded at an amount equal to the equity participation and are net of long-term debt for which there is no recourse to the lessor in the event of default by the lessee. Income is taken to account on an actuarial basis over the term of each lease. Where a change occurs in estimated lease cash flows during the term of a lease, total lease profit is recalculated and reallocated over the entire lease term. Net of tax income has been grossed up at current rates to reflect the appropriate pre-tax equivalent amount.

          Lease rentals receivable and payable on operating leases are recognised in the profit and loss account in periodic amounts over the effective lease term.

                (v)    Unearned income

          Unearned income on the Group's consumer instalment lending and leasing is calculated on an actuarial basis. The actuarial basis does not differ significantly from a level-yield basis.

        (r)    Mortgage loans held for sale

        Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is based on the contract prices at which the mortgage loans will be sold or, if the loans are not committed for sale, the current market price. Deferred hedge gains and losses on risk management hedge instruments are included in the cost of the mortgage loans held for sale for the purpose of determining the lower of aggregate cost or fair value. Mortgage loans are typically sold within three months of origination.

        (s)    Mortgage servicing rights

        Mortgage servicing rights are the rights to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified servicing activities. The total cost of loans originated or acquired is allocated between the mortgage servicing rights and the mortgage loans without the servicing rights, based on relative fair values. The value of servicing rights acquired through bulk transactions is capitalised at cost.

        Mortgage servicing rights are amortised in proportion to and over the period of estimated net servicing revenue. They are evaluated for impairment by comparing the carrying amount of the servicing rights to their fair value. Fair value is estimated using market prices of similar mortgage servicing assets and discounted future net cash flows, considering market prepayment rates, historic prepayment rates, portfolio characteristics, interest rates and other economic factors.

        For purposes of measuring impairment, the mortgage servicing rights are stratified by the predominant risk characteristics which include product types of the underlying loans and interest rates of the mortgage. Impairment is recognised through a valuation reserve for each impaired stratum and is generally included in amortisation of mortgage servicing rights.

        (t)    Shares in entities and other securities

        Except where a life insurance controlled entity consolidates a controlled entity (refer to note 1(p)), shares in entities and other securities are stated at original cost less any necessary provision for diminution in value. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the profit and loss account.

        (u)    Regulatory deposits

        In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market. The amount of the deposit and the interest rate receivable are determined in accordance with the requirements of the local central bank.

        (v)    Property, plant and equipment

        Except for life insurance business investments, all land and buildings are revalued annually by directors to reflect fair values. Directors' valuations are based on advice received from independent valuers and regular independent valuations. Revaluation increments are credited to the asset revaluation reserve. Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments and any excess is recognised as an expense.

        A provision for capital gains tax is only made when it is known that the relevant asset will eventually be sold. This provision, when required, is made against the asset revaluation reserve.

        All other property, plant and equipment acquired since the last revaluation are carried at the lower of cost, less accumulated depreciation or amortisation, and recoverable amount. If the carrying amount of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lower value.    Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value unless otherwise stated.

        The costs of developing, acquiring and enhancing internal-use software are capitalised on a component or module basis and amortised over the estimated useful life of the software, which ranges from three to ten years. The costs of developing websites are capitalised and amortised over their useful life, except for costs incurred during the planning and implementation stages, which are expensed as incurred.

        With the exception of land, all property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group. For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings—3.3%; leasehold improvements—up to 10%; furniture, fixtures and fittings and other equipment—from 10% to 20%; personal computers and related application software—33.3%; and other data processing equipment and related application software—from 10% to 33.3%.

        Profit or loss on the sale of property, plant and equipment, which is determined as the difference between the carrying amount of the property, plant and equipment at the time of sale and the sale proceeds, is treated as revenue or expense.

        (w)    Goodwill

        Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets acquired on the date of acquisition of a non-life insurance controlled entity, is recognised as an asset. Goodwill is amortised from the date of acquisition by systematic charges on a straight-line basis to the profit and loss account over the period in which the benefits are expected to arise, but not exceeding 20 years. The carrying value of goodwill is reviewed at least annually. If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is charged to the profit and loss account.

        (x)    Other assets

        Where a life insurance entity within the Group consolidates a controlled entity, any difference between the values consolidated line by line and the market value of the controlled entity recorded in the life insurer's financial report is shown as "excess of net market value over net assets of life insurance controlled entities'. This excess represents:

  •
  acquired goodwill to the extent it remains at balance date;

  •
  increases in the value of goodwill of the controlled entity since acquisition or establishment; and

  •
  differences between the values assigned to the assets and liabilities of the controlled entity within the Group financial report and those in the financial report of the controlled entity, arising due to valuation methodology differences.

        The excess is not amortised. Movements in the excess of net market value over net assets of life insurance controlled entities are included in the Group's revenue.

Liabilities

        (y)    Due to other financial institutions

        Due to other financial institutions includes deposits, vostro balances and settlement account balances due to other financial institutions. They are brought to account at the gross value of the outstanding balance.

        (z)    Deposits and other borrowings

        Deposits and other borrowings include non-interest-bearing deposits redeemable at call, certificates of deposit, interest-bearing deposits, debentures and other funds raised publicly by borrowing corporations. They are brought to account at the gross value of the outstanding balance.

        (aa)    Life insurance policy liabilities

        Policy liabilities in the Group's statement of financial position and the change in policy liabilities disclosed as an expense have been calculated using the Margin on Services (MoS) methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board's Actuarial Standard AS 1.03 "Valuation Standard" (refer to note 1(nn)).

        Policy liabilities for investment-linked business are calculated using the accumulation method. The liability is generally the accumulation of amounts invested by policyholders plus investment earnings less fees specified in policy contracts. Deferred acquisition costs are offset against this liability.

        Policy liabilities from non-investment-linked business are measured mainly using the projection method which is the net present value of estimated future policy cash flows. Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses). The accumulation method may be used only where the result would not be materially different to the projection method.

        Unvested policyholder benefits represent amounts that have been allocated to certain non-investment-linked policyholders that have not yet vested with specific policyholders.

        The measurement of policy liabilities is subject to actuarial assumptions. Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date. The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome. The assumptions used in the calculation of the policy liabilities are reviewed at each balance date. A summary of the significant actuarial methods and assumptions used is contained in note 57.

        (bb)    Provisions

        Provisions are recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are not discounted to the present value of their expected net future cash flows except where stated below.

                (i)    Employee entitlements

          Employee entitlements to long service leave are accrued using an actuarial calculation, based on legal and contractual entitlements and assessments having regard to staff departures, leave utilisation and future salary increases. This method does not differ significantly from calculating the amount using present value techniques.

          The provision for annual leave is accrued based on each employee's total remuneration package.

                (ii)    Restructuring costs

          Provision for restructuring costs includes provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. This includes the cost of staff termination benefits and surplus leased space. Costs related to ongoing activities are not provided for.

                (iii)    Surplus leased space    Provision is made for surplus leased space when it is determined that no substantive future benefit will be obtained by the Group from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, or are being sub-leased for lower rentals than the Group pays, or there are no substantive benefits beyond a known future date. The provision is determined on the basis of the present value of net future cash flows.

                (iv)    Restoration costs    Provision is made for costs of restoring property, plant and equipment as soon as the need is identified.

        (cc)    Bonds, notes and subordinated debt

        Bonds, notes and subordinated debt issued by the Group are recorded at cost or at cost adjusted for premium or discount amortisation.

        (dd)    Other debt issues

        Other debt issues include perpetual floating rate notes, exchangeable capital units and fixed rate securities issued by the Group. They are recorded at cost or at cost adjusted for premium or discount amortisation.

        (ee)    Derivative financial instruments held or issued for trading purposes

        Derivative financial instruments held or issued for trading purposes, also referred to as trading derivatives, include swaps, futures, forward, option and other contingent or exchange-traded contracts in the interest rate and foreign exchange markets. Trading derivatives are measured at fair value and the resultant profits and losses are recognised in other income. The fair value of trading derivatives is reported on a gross basis as other assets or other liabilities, as appropriate.

        The fair value of a derivative financial instrument represents the present value of future expected cash flows arising from that instrument.

        (ff)    Derivative financial instruments held or issued for purposes other than trading

        The principal objective of using derivative financial instruments for purposes other than trading is to maximise the level of net interest income, while maintaining acceptable levels of interest rate and liquidity risk, and to facilitate the funding needs of the Group. To achieve this objective, a combination of derivatives including swaps, futures, forward, option and other contingent or exchange-traded contracts in the interest rate and foreign exchange markets may be used.

        Hedging derivatives must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in the fair value of the hedging derivative must be closely correlated with changes in the fair value of the underlying exposure at inception of the hedge and over the term of the hedged exposure. Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items.

        The net revenue or expense on derivatives used to manage interest rate exposures is recorded in net interest income on an accruals basis. If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred within other assets or other liabilities and amortised to net interest income over the remaining period originally covered by the terminated contract. If the underlying interest rate exposure position ceases to exist, any deferred gain or loss is recognised immediately in revenue.

        Gains or losses on derivatives used to hedge exposures arising from anticipated future transactions, are deferred within other assets or other liabilities until such time as the accounting impact of the anticipated transaction is recognised in the financial report. Such gains or losses only qualify for deferral where there is a high probability of the future transaction materialising. If it becomes apparent that the future transaction will not materialise, any deferred gain or loss is recognised immediately in other revenue.

        Interest receivables and payables for interest rate swaps with the same counterparty are reported on a net basis as other assets or other liabilities where a legal right of set-off exists.

        Margin deposits for exchange-traded derivatives are reported as other assets.

        (gg)    Trustee and funds management activities

        The Group's financial statements include the shareholders' interest in trustee companies, which act as the trustee, custodian or manager of a number of funds and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. These funds and trusts, as disclosed in note 56, are not included in the Group's financial statements as the Group does not have direct or indirect control of the funds and trusts as defined by Australian Accounting Standard AASB 1024 "Consolidated Accounts". The trustees hold a right of indemnity against the assets of the applicable funds or trusts for liabilities incurred in their capacity as trustees. As these assets are sufficient to cover the liabilities, the liabilities are not included in the Group's financial statements.

        Commissions and fees earned in respect of the Group's trust and funds management activities are included in the profit and loss account (refer to note 1(mm)).

        (hh)    Securitisation

        Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors. In such transactions, the Group receives fees for various services provided to the program on an arm's length basis, including servicing fees and management fees. Fee income is recognised in revenue on an accruals basis in relation to the reporting period in which the costs of providing these services are incurred.

        Interest rate swaps and liquidity facilities are provided to the program by the Group on an arm's length basis, in accordance with Australian Prudential Regulation Authority guidelines.

        The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met. The residual income is recognised in revenue when receivable.

        Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins with respect to the Australian loan securitisation program, future cash flows cannot be reliably measured. Therefore, no asset or liability, or profit or loss on sale of the loans has been recognised.

        This level of uncertainty is not inherent in the Group's securitisation activities in the United States. Refer to note 1(r) and (s) for the Group's accounting policy with respect to mortgage loans held for sale and mortgage servicing rights with respect to the United States loan securitisation program operated by HomeSide Lending, Inc.

Revenue and expense recognition

        (ii)    Interest income

        Interest income is reflected in the profit and loss account when earned on an accruals basis (refer also to note 1(o), (q)(iii) and (q)(iv)).

        (jj)    Dividend income

        Dividend income is recorded in the profit and loss account on an accruals basis when the Group obtains control of the right to receive the dividend.

        (kk)    Loan-related fees and costs

        Loan origination fees, if material, are recognised as revenue over the life of the loan as an adjustment of yield. Commitment fees are deferred, and if the commitment is exercised, recognised as revenue over the life of the loan as an adjustment of yield or, if unexercised, recognised as revenue upon expiration of the commitment. Where commitment fees are retrospectively determined and nominal in relation to market interest rates on related loans, commitment fees are recognised as revenue when charged. Where the likelihood of exercise of the commitment is remote, commitment fees are recognised as revenue over the commitment period. Loan-related administration and service fees are recognised as revenue over the period of service. Credit card fees are recognised as revenue over the card usage period. Syndication fees are recognised as revenue after certain retention, timing and yield criteria are satisfied.

        Direct loan origination costs, if material, are netted against loan origination fees and the net amount recognised as revenue over the life of the loan as an adjustment of yield. All other loan-related costs are expensed as incurred.

        Loan origination fees and direct loan origination costs are recognised as revenue as an adjustment of yield using the constant yield method of amortisation. All other loan-related fees are recognised as revenue using the straight-line method of amortisation.

        (ll)    Trading income

        Profits and losses realised from the sale of trading securities and unrealised fair value adjustments are reflected in the profit and loss account. Realised and unrealised profits and losses on trading derivative instruments are reflected in the profit and loss account (refer to note 1(l) and (ee)).

        (mm)    Fees and commissions

        When fees and commissions relate to specific transactions or events, they are recognised as revenue in the reporting period in which they are received. When they are charged for services provided over a period, they are recognised as revenue on an accruals basis.

        (nn)    Life insurance business revenue and expenses

        The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Limited, MLC Lifetime Company Limited, National Australia Life Company Limited, BNZ Life Insurance Limited, MLC (Hong Kong) Limited, PT MLC Life Indonesia and their controlled entities.

                (i)    Types of business

          The Australian life insurance operations of the Group consist of investment-linked business and non-investment-linked business, which are conducted in separate statutory funds as required under the Life Insurance Act 1995 (Cth). The overseas life insurance operations of the Group consist primarily of non-investment-linked business.

          Investment-linked business relates to business where policyholders' investments are made into the statutory funds and policyholders' returns are directly linked to the investment performance of the assets in that fund. The policyholder bears all the risks and rewards of the investment performance. The policyholder has no direct access to the specific assets, however, the policy value is calculated by reference to the market value of the statutory fund's assets. Investment-linked business includes superannuation and allocated pension business.

          Non-investment-linked business refers to business where an insured benefit is payable on the occurrence of a specified event such as death, injury or disability caused by accident or illness or, in the case of an annuity, either the continuance of the annuitant's life or the expiry of the annuity term. The benefit payable is not directly referable to the market value of the fund's assets. Non-investment-linked business includes traditional whole of life and endowment policies (where the risks and rewards generally are shared between policyholders and shareholders) and risk policies such as death, disability and income insurance (where the shareholder bears all the financial risks).

                (ii)    Allocation of profit

          Profits are brought to account in the statutory funds on a MoS basis. Under MoS, profit is recognised as fees are received and services are provided to policyholders. When fees are received but the service has not been provided, the profit is not recorded at the point of sale. Losses are expensed when identified.

          Consistent with the principle of deferring unearned profit is the requirement to defer expenditure associated with the deferred profit. MoS permits costs associated with the acquisition of policies to be charged to the profit and loss account over the period that the policy will generate profits. Costs may only be deferred, however, to the extent that a policy is expected to be profitable (refer to note 1(nn)(vii)).

          Profit from investment-linked business is derived as the excess of the fees earned by the shareholder for managing the funds invested, over operating expenses and amortisation of policy acquisition costs.

          Profit arising from policies comprising non-investment-linked business is based on actuarial assumptions, and calculated as the excess of premiums and investment earnings less claims, operating expenses and the amortisation of acquisition costs that will be incurred over the estimated life of the policies. The profit is systematically recognised over the estimated time period the policy will remain in force.

          Certain policies are entitled to share in the profits that arise from the non-investment-linked business. This profit sharing is governed by the Life Insurance Act 1995 (Cth) and the life insurance companies' constitutions. This profit sharing amount is treated as an expense in the profit and loss account.

                (iii)    Premium revenue

          Premiums are separated into their revenue and liability components. Premium amounts earned by providing services and bearing risks including protection business are treated as revenue. Other premium amounts received, net of initial fee income, which are akin to deposits, are recognised as an increase in policy liabilities. The initial fee, which is the difference between the premium received and the initial surrender value, is recognised as premium revenue. For the Group's investment-linked business, premiums are recognised as an increase in policy liabilities.

          Premiums with a regular due date are recognised as revenue on a due basis. Premiums with no due date are recognised as revenue or an increase in policy liabilities on a cash received basis. Premiums due before the end of the year but not received at balance date are included as outstanding premiums in note 25. Premiums due after but received before the end of the year are accounted for as premiums in advance.

                (iv)    Investment revenue

          Dividend and interest income is brought to account on an accruals basis when the life insurance controlled entity obtains control of the right to receive the dividend or interest income.

          Net realised and unrealised profits and losses represent changes in the measurement of net market values in respect of all investments recognised at net market value (refer to note 1(p)).

                (v)    Claims

          Claims are recognised when the liability to a policyholder under a policy contract has been established or upon notification of the insured event, depending on the type of claim.

          Claims incurred in respect of investment-linked business, which are in the nature of investment withdrawals, are recognised as a reduction in policy liabilities.

          Claims incurred that relate to the provision of services and bearing of risks are treated as expenses and are recognised on an accruals basis.

                (vi)    Basis of expense apportionment

          All expenses charged to the profit and loss account are equitably apportioned to the different classes of business in accordance with Division 2 of Part 6 of the Life Insurance Act 1995 (Cth) as follows:

    •
    expenses and other outgoings that related specifically to a particular statutory fund have been directly charged to that fund;

    •
    expenses and other outgoings (excluding commissions, medical fees and stamp duty relating to the policies which are all directly allocatable) have been apportioned between each statutory fund and shareholders' fund. Expenses are apportioned between classes of business by first allocating the expenses to major functions and activities, including those of sales support and marketing, new business processing and policyholder servicing, and then to classes of products using relevant activity cost drivers, including commissions, policy counts, funds under management and benchmark profit; and

    •
    investment income, profits and losses on sale of property, plant and equipment, profits and losses on sale of investments, and appreciation and depreciation of investments have been directly credited or charged to the appropriate statutory fund or shareholders' fund.

          Apportionment between policy acquisition, policy maintenance and investment management has been made in line with principles set out in Actuarial Standard AS 1.02.

                (vii)    Deferred acquisition costs

          Policy acquisition costs are deferred, provided that the business generated continues to be profitable. The deferred costs are reflected as a reduction in policy liabilities and are amortised in the profit and loss account over the expected duration of the relevant policies.

        (oo)    Superannuation

        Superannuation expense represents the Group's contributions to various superannuation plans. The contributions are determined on an actuarial basis. The assets and liabilities of plans are not consolidated as the Group has no control over them.

        (pp)    Income tax

        The Group adopts tax-effect accounting using the income statement liability method.

        The tax effect of timing differences, which occur where items are claimed for income tax purposes in a period different from when they are recognised in the financial statements, is included in the provision for deferred income tax or future income tax benefits, as applicable, at the tax rate expected to apply when the timing differences reverse. The future income tax benefit relating to timing differences, and any future income tax benefit relating to tax losses, are not carried forward as an asset unless the benefits are virtually certain of being realised. In the statement of financial position, future income tax benefits are reflected within income tax assets and the provision for deferred income tax is reflected within income tax liabilities.

        Capital gains tax, if applicable, is provided for in determining the income tax expense in the reporting period in which an asset is sold.

        For life insurance business, taxation is not based on the concept of profit. Special legislative provisions apply to tax policyholders and shareholders on different bases. According to the class of business to which their policies belong, policyholders have their investment earnings taxed at the following rates in Australia:

  •
  superannuation policies—15%;

  •
  annuity policies—0%; or

  •
  non-superannuation investment policies—30%.

        The life insurance business shareholders' funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies, less deductible expenses. For five years from July 1, 2000 (the date that the current life company tax regime commenced), there is a transitional provision that allows a one-third exemption from assessable income of fee income derived from policies in force as at July 1, 2000.

        (qq)    Goods and services tax

        Revenues, expenses and assets are recognised net of the amount of goods and services tax or other value-added tax, except where the tax incurred is not recoverable from the relevant taxation authority. In these circumstances, the tax is recognised as part of the cost of the expense or the acquisition of the asset.

        Receivables and payables are stated at an amount with tax included. The net amount of tax recoverable from, or payable to, the relevant taxation authority is included within other assets or other liabilities.

        Cash flows are included in the statement of cash flows on a gross basis. The tax component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the relevant taxation authority is classified as operating cash flows.

        (rr)    Overseas classification

        Amounts booked in branches and controlled entities outside Australia are classified as overseas.

2    Supplementary statement of financial position

        Given the significant restrictions imposed by life insurance legislation, regulations and the regulators thereunder, the directors consider it essential that users of this financial report are able to easily separate the assets and liabilities of the statutory funds from the assets and liabilities of the shareholders' funds and other Group operating businesses. However, current Australian accounting requirements do not allow for these assets and liabilities to be separated and disclosed separately on the statement of financial position. In addition, the requirements also prohibit any adjustment to comparative balances or the inclusion of an adjusted comparative column, which if allowed would facilitate comparability between periods.

        To ensure that the assets of the statutory funds are identifiable and comparable between years, a supplementary statement of financial position for the Group has been included for each year below, as at September 30.

		2002			2001
	Note	Group operating businesses $m	Statutory funds $m	Total $m	Group operating businesses $m	Statutory funds $m	Total $m
Assets
Cash assets	9	5,445	849	6,294	6,957	1,036	7,993
Due from other financial institutions	10	15,876	—	15,876	16,472	—	16,472
Due from customers on acceptances	11	19,474	—	19,474	19,353	—	19,353
Trading securities	12	19,590	—	19,590	19,713	—	19,713
Available for sale securities	13	6,192	—	6,192	6,665	—	6,665
Investment securities	14	13,541	—	13,541	10,697	—	10,697
Investments relating to life insurance business(1)	15	59	30,953	31,012	590	30,791	31,381
Loans and advances	16	231,300	—	231,300	207,797	—	207,797
Mortgage loans held for sale		85	—	85	3,688	—	3,688
Mortgage servicing rights	19	1,794	—	1,794	5,445	—	5,445
Shares in entities and other securities	20	1,199	—	1,199	1,412	—	1,412
Regulatory deposits	21	129	—	129	98	—	98
Property, plant and equipment	22	2,640	—	2,640	2,869	—	2,869
Income tax assets	23	1,289	3	1,292	1,292	4	1,296
Goodwill	24	775	—	775	876	—	876
Other assets	25	25,256	938	26,194	37,635	1,330	38,965

Total assets		344,644	32,743	377,387	341,559	33,161	374,720

Liabilities
Due to other financial institutions	26	43,279	—	43,279	42,873	—	42,873
Liability on acceptances	11	19,474	—	19,474	19,353	—	19,353
Deposits and other borrowings	27	206,864	—	206,864	190,965	—	190,965
Life insurance policy liabilities(1)	28	—	30,425	30,425	—	30,257	30,257
Income tax liabilities	29	1,790	(181)	1,609	2,470	105	2,575
Provisions	30	2,809	—	2,809	2,440	—	2,440
Bonds, notes and subordinated debt	31	22,192	—	22,192	24,984	—	24,984
Other debt issues	32	1,785	81	1,866	1,893	92	1,985
Other liabilities	33	24,156	1,462	25,618	33,850	1,881	35,731

Total liabilities		322,349	31,787	354,136	318,828	32,335	351,163

Net assets		22,295	956	23,251	22,731	826	23,557

Equity
Contributed equity	34	9,750	181	9,931	10,538	187	10,725
Reserves	35	2,105	—	2,105	2,427	—	2,427
Retained profits	36	10,373	775	11,148	9,698	639	10,337

Total parent entity interest		22,228	956	23,184	22,663	826	23,489
Outside equity interest	37	67	—	67	68	—	68

Total equity	38	22,295	956	23,251	22,731	826	23,557

(1)
Included within Group operating businesses are assets and liabilities that relate to foreign-domiciled life insurance entities held by the Group's life insurance business shareholders' funds. These non-Australian life insurers do not have statutory funds concepts.

3    Segment information

        The following segment information is disclosed in accordance with revised Australian Accounting Standard AASB 1005 "Segment Reporting" and US accounting standard, Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Chief Executive Officer, as well as other members of senior management.

        The Group's results have been presented under a new organisation structure announced in January 2002 as part of the Positioning for Growth review. The new structure has created regional integrated financial services teams with broader authority and more control over distribution, products and services.

        The Group's business is organised into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Wholesale Financial Services, and Wealth Management. Financial Services Australia, Europe and New Zealand are the retailing arms of the Group and provide a full range of financial services to customers. These Financial Services businesses are managed on a regional basis across Australia, Europe and New Zealand. Wholesale Financial Services is responsible for the Group's relationships with large corporations, institutions, supranationals and government bodies worldwide. It comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Custodian Services and a Support Services unit. Wealth Management manages a diverse portfolio of financial services businesses, comprising Investments, Insurance and Other (Private Bank and Distribution). The Group's "Other' business segment includes Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO, as well as HomeSide which manages the Group's mortgage servicing rights financial assets, and are not considered to be separate reportable operating segments under SFAS 131.

        Revenues and expenses directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm's length between segments operating in different countries.

        Comparatives for the previous corresponding year have been restated to reflect the current basis of business segmentation. Comparatives for the current basis of segmentation are disclosed for the year ended September 30, 2001, only. It is impracticable to provide comparative segment information for the year ended September 30, 2000 on this basis and, as such, information has been disclosed for the business segments as defined in the annual financial report 2001.

Business segments

Year ended September 30, 2002	Financial Services Australia $m	Financial Services Europe(1) $m	Financial Services New Zealand $m	Wholesale Financial Services $m	Wealth Management $m	Other $m	Inter-segment eliminations $m	Total Group $m
Net interest income	3,284	2,362	599	1,077	97	(197)	—	7,222
Non-interest income	1,811	884	281	870	721	2,808	—	7,375
Significant revenue	—	—	—	—	—	2,671	—	2,671
Inter-segment revenue	56	163	2	(18)	(2)	55	(256)	—

Total revenue	5,151	3,409	882	1,929	816	5,337	(256)	17,268

Significant expenses	276	166	6	43	29	2,746	—	3,266
Other expenses	2,797	2,109	339	753	715	2,948	—	9,661
Inter-segment expenses	(155)	31	97	155	189	(61)	(256)	—

Total expenses	2,918	2,306	442	951	933	5,633	(256)	12,927

Profit/(loss) from ordinary activities before tax	2,233	1,103	440	978	(117)	(296)	—	4,341
Income tax expense/(benefit)	658	370	151	185	(235)	(167)	—	962

Net profit/(loss)	1,575	733	289	793	118	(129)	—	3,379
Outside equity interest	—	—	—	—	6	—	—	6

Net profit/(loss) attributable to members of the Company	1,575	733	289	793	112	(129)	—	3,373

Total assets	123,934	67,402	22,466	151,011	46,442	15,549	(49,417)	377,387

Total liabilities	124,233	56,326	22,751	148,110	37,363	14,770	(49,417)	354,136

Acquisition of property, plant and equipment and intangible assets	390	170	56	14	73	88	—	791

Depreciation and amortisation of plant and equipment	206	128	24	14	28	19	—	419
Amortisation of goodwill	—	62	1	—	—	38	—	101
Non-cash expenses other than depreciation and amortisation	510	562	20	283	110	55	—	1,540

Year ended September 30, 2001	Financial Services Australia $m	Financial Services Europe(1) $m	Financial Services New Zealand $m	Wholesale Financial Services $m	Wealth Management $m	Other(2) $m	Inter-segment eliminations $m	Total Group $m
Net interest income	3,092	2,168	525	894	77	204	—	6,960
Non-interest income	1,662	977	266	1,050	1,246	1,065	—	6,266
Significant revenue	—	—	—	—	—	5,314	—	5,314
Inter-segment revenue	79	57	7	8	1	145	(297)	—

Total revenue	4,833	3,202	798	1,952	1,324	6,728	(297)	18,540

Significant expenses	—	—	—	—	—	6,866	—	6,866
Other expenses	2,859	2,025	354	807	495	1,155	—	7,695
Inter-segment expenses	(132)	32	109	135	113	40	(297)	—

Total expenses	2,727	2,057	463	942	608	8,061	(297)	14,561

Profit/(loss) from ordinary activities before tax	2,106	1,145	335	1,010	716	(1,333)	—	3,979
Income tax expense/(benefit)	729	396	112	271	(9)	392	—	1,891

Net profit/(loss)	1,377	749	223	739	725	(1,725)	—	2,088
Outside equity interest	—	—	—	—	5	—	—	5

Net profit/(loss) attributable to members of the Company	1,377	749	223	739	720	(1,725)	—	2,083

Total assets	110,309	68,770	20,499	154,757	43,548	34,843	(58,006)	374,720

Total liabilities	104,354	56,274	20,666	153,142	35,852	38,881	(58,006)	351,163

Acquisition of property, plant and equipment and intangible assets	605	201	57	29	221	56	—	1,169

Depreciation and amortisation of plant and equipment	177	97	20	12	22	52	—	380
Amortisation of goodwill	—	62	1	—	—	104	—	167
Non-cash expenses other than depreciation and amortisation	492	392	33	310	58	4,076	—	5,361

Year ended September 30, 2000	Business and Personal Financial Services $m	Wealth Management (3) $m	Wholesale Financial Services(3) $m	Specialist and Emerging Businesses $m	HomeSide $m	National Shared Services $m	Other(3)(4) $m	Inter-segment eliminations $m	Total Group $m
Net interest income	5,288	(8)	506	554	(77)	(105)	213	—	6,371
Non-interest income	2,387	1,867	787	771	653	37	21	—	6,523
Inter-segment revenue	175	—	8	205	—	1,540	160	(2,088)	—

Total revenue	7,850	1,859	1,301	1,530	576	1,472	394	(2,088)	12,894

Significant expenses	86	108	12	—	—	(1)	(1)	—	204
Other expenses	2,839	1,365	407	642	377	1,627	560	—	7,817
Inter-segment expenses	1,473	24	107	411	(4)	91	(14)	(2,088)	—

Total expenses	4,398	1,497	526	1,053	373	1,717	545	(2,088)	8,021

Profit/(loss) from ordinary activities before tax	3,452	362	775	477	203	(245)	(151)	—	4,873
Income tax expense/(benefit)	1,179	142	189	163	62	(81)	(22)	—	1,632

Net profit/(loss)	2,273	220	586	314	141	(164)	(129)	—	3,241
Outside equity interest	—	2	—	—	—	—	—	—	2

Net profit/(loss) attributable to members of the Company	2,273	218	586	314	141	(164)	(129)	—	3,239

Total assets	175,959	33,488	107,402	12,369	13,151	2,717	(1,409)	—	343,677

Total liabilities	131,816	32,132	125,563	10,536	11,015	406	10,801	—	322,270

Depreciation and amortisation of plant and equipment	52	9	6	3	20	226	15	—	331
Amortisation of goodwill	—	—	—	—	—	—	197	—	197
Non-cash expenses other than depreciation and amortisation	669	119	90	131	84	27	(24)	—	1,096

        It is impracticable to report the acquisition of property, plant and equipment and intangible assets on a segmental basis for the 2000 year, as this information was not required in previous reporting periods. The total cost for the acquisition of property, plant and equipment and intangible assets for the Group was $4,584 million.

(1)
Includes the results of Vivid for the years to September 30, 2002 and 2001.

(2)
Includes the results of Michigan National Corporation and its controlled entities up to the date of their sale on April 1, 2001 (refer to note 5(a)).

(3)
The basis of segmentation reported in the annual financial report 2001, which is used for the 2000 comparatives reported above, differs to the current business segmentation. The definition of Wealth Management, Wholesale Financial Services and Other is different under the current basis of segmentation. Accordingly, these segments are not fully comparable under the two bases of segmentation reported in this note.

(4)
Includes the results of Michigan National Corporation and its controlled entities for the full 2000 year. The net profit of Michigan National Corporation and its controlled entities for 2000 of $243 million was comprised of net profit from Business and Personal Financial Services of $277 million and Other of $(34) million.

Geographical segments

        The Group has operations in Australia (the Company's country of domicile), Europe, New Zealand, the United States and Asia. The allocation of revenue and assets is based on the geographical location in which transactions are booked. There are no material inter-segment transactions.

	Group
	2002 $m	2002%	2001 $m	2001%	2000 $m	2000%
Total revenue
Australia	11,425	43.1	12,867	40.8	12,385	51.5
Australia—significant revenue	2,671	10.1	5,314	16.9	—	—
Europe	6,422	24.2	6,829	21.7	5,767	24.0
New Zealand	2,194	8.3	2,332	7.4	2,126	8.8
United States(1)	3,351	12.6	3,193	10.1	3,192	13.3
Asia	458	1.7	964	3.1	570	2.4

Total revenue	26,521	100.0	31,499	100.0	24,040	100.0

Total assets(2)
Australia	213,428	56.6	205,364	54.8	185,748	54.1
Europe	107,169	28.4	95,284	25.5	75,148	21.9
New Zealand	30,319	8.0	30,051	8.0	25,465	7.4
United States(3)	17,339	4.6	30,022	8.0	44,799	13.0
Asia	9,132	2.4	13,999	3.7	12,517	3.6

Total assets	377,387	100.0	374,720	100.0	343,677	100.0

Acquisition of property, plant and equipment and intangible assets
Australia	416	52.6	775	66.2	4,291	93.6
Europe	221	27.9	277	23.7	142	3.1
New Zealand	59	7.5	57	4.9	46	1.0
United States(3)	90	11.4	57	4.9	101	2.2
Asia	5	0.6	3	0.3	4	0.1

Acquisition of property, plant and equipment and intangible assets	791	100.0	1,169	100.0	4,584	100.0

(1)
Includes the results of Michigan National Corporation and its controlled entities up to the date of their sale on April 1, 2001, and for the full 2000 year.

(2)
Includes statutory funds' assets of $32,743 million at September 30, 2002 (2001: $33,161 million, 2000: $32,329 million).

(3)
2000 comparatives include assets of Michigan National Corporation and its controlled entities, which were sold during 2001.

4    Revenue from ordinary activities

			Group			Company
	Note		2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Interest income
Loans to customers(1)			13,821	15,259	13,854	7,994	8,271
Marketable debt securities			1,509	1,860	1,465	1,159	1,387
Other financial institutions			439	795	691	338	631
Controlled entities			—	—	—	1,327	1,603
Other interest			706	2,005	1,507	620	1,593

			16,475	19,919	17,517	11,438	13,485

Life insurance income
Premium and related revenue			1,134	1,074	487	—	—
Investment revenue			(988)	(877)	1,070	—	—

			146	197	1,557	—	—

Other banking and financial services income
Dividends received from
Controlled entities			—	—	—	806	2,197
Other entities			35	44	38	34	30
Profit on sale of property, plant and equipment(2)			13	19	27	3	3
Loan fees from banking			1,361	1,334	1,246	1,063	1,045
Money transfer fees			1,014	1,043	1,048	464	418
Trading income(3)
Foreign exchange derivatives			229	601	399	66	432
Trading securities			214	217	76	214	195
Interest rate derivatives			120	(97)	(7)	104	(123)
Foreign exchange income			15	12	19	—	—
Fees and commissions			1,415	1,303	1,098	471	438
Proceeds from sale of operating assets(4)			2,314	—	—	—	—
Other income			276	273	180	35	6

			7,006	4,749	4,124	3,260	4,641

Mortgage servicing and origination revenue
Net mortgage servicing fees			187	474	535	—	—
Net mortgage origination revenue			191	336	105	—	—

			378	810	640	—	—

Movement in the excess of net market value over net assets of life insurance controlled entities			(155)	510	202	—	—

Significant revenue
Proceeds from the sale of foreign controlled entities	5(a	)	2,671	5,314	—	—	—

Total revenue from ordinary activities			26,521	31,499	24,040	14,698	18,126

(1)
Included within interest income is rental income of $423 million (2001: $409 million, 2000: $297 million) and depreciation of $299 million (2001: $280 million, 2000: $209 million) in relation to operating leases where the Group is the lessor.

(2)
For the Group, net profit on sale of property, plant and equipment of $7 million (2001: $1 million, 2000: $13 million) is the difference between the proceeds from sale of $418 million (2001: $132 million, 2000: $143 million) and their carrying value of $411 million (2001: $131 million, 2000: $130 million). Net profit on sale consists of gross profits of $13 million (2001: $19 million, 2000: $27 million) and gross losses of $6 million (2001: $18 million, 2000: $14 million) as disclosed in Note 5(b). For the Company, net profit on sale of property, plant and equipment of $1 million (2001: $2 million) is the difference between the proceeds from sale of $157 million (2001: $68 million) and their carrying value of $156 million (2001: $66 million). Net profit on sale consists of gross profits of $3 million (2001: $3 million) and gross losses of $2 million (2001: $1 million) as disclosed in Note 5(b).

(3)
Under Australian Accounting Standard AASB 1032 "Specific Disclosures by Financial Institutions", separate disclosure of trading income arising from foreign exchange trading, securities trading and interest rate derivatives trading is required. As the Group manages its trading positions utilising a variety of instruments, fluctuations between the disclosed components may occur.

(4)
The operating assets of HomeSide Lending, Inc. were sold to Washington Mutual Bank, FA. on March 1, 2002. Under the terms of the sale, HomeSide Lending, Inc. received proceeds of $2,314 million after interim settlement adjustments for the operating assets, which consisted primarily of loans held for sale. The carrying value of the assets sold was $2,322 million. The sale was subject to final sale adjustments, which will be recognised during the 2003 year.

5    Profit from ordinary activities before income tax expense

        (a)    Individually significant items included in profit from ordinary activities before income tax expense

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Restructuring costs
Personnel—termination benefits	327	—	23	201	—
Occupancy	68	—	38	29	—
Write-off of property, plant and equipment(1)	132	—	29	106	—
Other	53	—	6	27	—

Total restructuring costs	580	—	96	363	—

(1)
Includes write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million during 2002. These components are redundant largely as a result of the move from a global business model to a regional business model.

        During 2002, the Group recognised restructuring costs of $580 million resulting from the Positioning for Growth and other restructuring initiatives. The majority of these costs are expected to be recovered by the end of 2004 from annual productivity improvements and revenue enhancements. The Positioning for Growth initiative comprises a fundamental reorganisation of the management and organisational structure of the Group, including the appointment of a new senior management team.

        Personnel costs of $327 million relate to termination benefit expenses for approximately 2,955 positions in management, support and customer-facing roles. For 2002, payments of $101 million were made in respect of approximately 859 positions made redundant. The reduction in staff numbers has occurred in both managerial and non-managerial positions in the following regions:

	Australia	Europe	New Zealand	United States	Asia	Total
Original number of positions to be made redundant	1,852	910	121	36	36	2,955
Number of positions made redundant during 2002	707	56	51	18	27	859

Number of positions to be made redundant as at September 30, 2002	1,145	854	70	18	9	2,096

        During 2000, the Group recognised restructuring costs of $96 million resulting from two major initiatives. The majority of these costs are expected to be recovered by the end of 2003 from annual productivity improvements and revenue enhancements. The first initiative comprises a significant transformation of the Financial Services Australia (previously Business and Personal Financial Services) distribution network to meet the rapidly-changing customer preferences for accessing financial services. The second initiative will bring about globally-consistent processes and centralisation of processes where scale efficiencies can be realised for Wholesale Financial Services. For 2002, payments of $4 million (2001: $8 million, 2000: $3 million) were made in respect of approximately 39 positions (2001: 86 positions, 2000: 56 positions) made redundant. The reduction in staff numbers has occurred in both managerial and non-managerial positions. The balance of the provision relating to redundancy costs was written-back during 2002, based on a periodic evaluation to ensure any accrued amount no longer needed for its originally intended purpose is reversed in a timely manner. The remainder of the provision for restructuring costs raised in 2000 relates to occupancy-related costs. Future payments will be made in periods corresponding with the relevant lease terms (refer to note 1(bb)(ii) and (iii)).

Sale of foreign controlled entities

                (i)    SR Investment, Inc.

          On August 27, 2002, the Group entered into a contract for the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) to Washington Mutual Bank, FA. Controlled entities of SR Investment, Inc. other than HomeSide Lending, Inc. were excluded from the sale. This transaction settled on October 1, 2002. At September 30, 2002, the assets and liabilities of SR Investment, Inc. and its controlled entities have been consolidated in the Group's statement of financial position. Following settlement and change in ownership and control of SR Investment, Inc., the assets and liabilities of SR Investment, Inc. and HomeSide Lending, Inc. no longer form part of the Group. The loss (before tax) arising from the sale was as follows:

	Group 2002
	Proceeds from sale $m	Cost of assets sold $m	Loss on sale (before tax) $m
SR Investment, Inc. and HomeSide Lending, Inc.	2,671	(2,686)	(15)

        The financial performance, financial position and cash flows of SR Investment, Inc. and its controlled entities up to the date of sale, and therefore included in the results of the Group, were as follows:

	2002 $m	2001 $m	2000 $m
Financial performance
Net interest income	14	(77)	(77)
Non-interest income	2,737	871	653
Charge to provide for doubtful debts	46	62	55
Other expenses	2,693	527	372
Significant expenses	—	3,937	—

Profit/(loss) from ordinary activities before income tax expense	12	(3,732)	149
Income tax expense/(benefit) relating to ordinary activities	(86)	(246)	62

Net profit/(loss)	98	(3,486)	87

Financial position
Total assets	4,072	12,576	13,151
Total liabilities	1,805	10,072	11,015

Net assets	2,267	2,504	2,136

Cash flows
Net cash provided by/(used in) operating activities	3,320	(4,321)	18
Net cash provided by/(used in) investing activities	(221)	3,256	(1,295)
Net cash provided by/(used in) financing activities	(3,708)	2,084	1,108

Net increase/(decrease) in cash and cash equivalents	(609)	1,019	(169)

                (ii)    Michigan National Corporation

          On April 1, 2001, the Group sold Michigan National Corporation and its controlled entities to ABN AMRO North America, Inc., a controlled entity of ABN AMRO NV. The Group received proceeds on sale of $5,314 million from the sale of assets with a cost of $2,929 million, resulting in a profit on sale of $2,385 million.

          Michigan National Corporation and its controlled entities contributed $132 million net profit to the Group in the 2001 year up to the date of sale (2000: $243 million full year contribution). The net asset position of these entities at the date of sale was $2,591 million (2000: $2,457 million at year end). The net cash outflow of these entities in the 2001 year to the date of sale was $451 million, which is reflected in the Group's cash flows (2000: $1,237 million full year net cash outflow).

          Impairment loss on mortgage servicing rights

          In July 2001, the directors of the Company determined that the carrying value of the mortgage servicing rights asset held by HomeSide Lending, Inc., a controlled entity of the Company, exceeded the fair value. An impairment loss of $888 million was recognised to reflect the asset at its fair value. This impairment was the result of hedging positions which were adversely impacted by extreme volatility in US interest rate markets.

          In September 2001, the directors of the Company determined that a second impairment loss on mortgage servicing rights was required in order to reflect the mortgage servicing rights asset at its fair value. This impairment loss of $755 million was the result of an incorrect interest rate assumption discovered in an internal model used to determine the fair value of HomeSide Lending, Inc.'s mortgage servicing rights.

          Charge to provide for mortgage servicing rights valuation adjustment

          On September 2, 2001, the directors of the Company decided to value HomeSide Lending, Inc. at its estimated market sale value, rather than as an ongoing part of the Group, after reviewing its position within the Group's current core strategies of banking and wealth management. As a result of this decision, the carrying value of HomeSide Lending, Inc.'s core asset, mortgage servicing rights, was revalued and a provision for mortgage servicing rights valuation adjustment of $1,436 million was recognised in order to reflect the mortgage servicing rights asset at its estimated market sale value.

          Impairment loss on goodwill

          In conjunction with the directors' decision to value HomeSide Lending, Inc. on an estimated market sale value basis, the decision was made that the carrying value of goodwill which arose on the acquisition of HomeSide Lending, Inc. was in excess of its recoverable amount. Accordingly, an impairment loss of $858 million was recognised, in order to reduce the carrying value of this goodwill to $nil.

          Business integration costs

          During 2000, the Group recognised business integration costs of $108 million, resulting from the integration of the MLC group's operations with the Group's existing life insurance and funds management business. The total integration charge includes costs for the integration of asset management and administration systems, changes to information technology and distribution systems, the ongoing functional requirements of the MLC group as a result of the separation from Lend Lease Corporation Limited (the previous owner of the MLC group), and the write-off of capitalised software and systems which would not form part of the integrated Wealth Management business going forward. At September 30, 2002, the provision had been fully utilised.

        (b)    Expenses included in profit from ordinary activities before income tax expense

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Interest expense
Deposits and other borrowings	6,867	9,213	8,225	4,926	6,347
Other financial institutions	1,271	1,907	1,422	1,181	1,694
Bonds, notes and subordinated debt	944	1,647	1,333	802	1,186
Controlled entities	—	—	—	620	1,218
Other debt issues	171	192	166	16	34

Total interest expense	9,253	12,959	11,146	7,545	10,479

Life insurance expenses
Claims expense	956	599	262	—	—
Change in policy liabilities	(1,637)	(1,318)	664	—	—
Policy acquisition and maintenance expense	751	699	261	—	—
Investment management fees	86	89	38	—	—

Total life insurance expenses	156	69	1,225	—	—

Personnel expenses
Salaries	2,438	2,618	2,368	1,297	1,250
Related personnel expenses
Superannuation	130	155	129	93	73
Payroll tax	158	159	154	93	88
Fringe benefits tax	46	30	26	41	28
Charge to provide for
Annual leave	27	35	20	10	18
Long service leave and retiring allowances	43	54	37	41	49
Performance-based compensation	221	237	192	130	116
Restructuring costs	4	27	23	4	22
Other expenses	312	410	452	142	134

	3,379	3,725	3,401	1,851	1,778

Significant restructuring costs(1)
Termination benefits	104	—	—	79	—
Charge to provide for termination benefits	223	—	23	122	—

Total personnel expenses	3,706	3,725	3,424	2,052	1,778

Occupancy expenses
Depreciation of buildings and amortisation of leasehold assets	79	83	77	40	39
Operating lease rental expense	269	277	234	162	158
Maintenance and repairs	79	91	76	20	19
Electricity, water and rates	88	94	84	26	29
Other expenses	44	42	41	28	24

	559	587	512	276	269

Significant restructuring costs(1)
Charge to provide for surplus leased space	68	—	38	29	—

Total occupancy expenses	627	587	550	305	269

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
General expenses
Depreciation and amortisation of plant and equipment	340	297	254	158	128
Loss on sale of property, plant and equipment(2)	6	18	14	2	1
Operating lease rental expense	53	45	44	35	20
Charge to provide for
Non-lending losses and contingencies	112	69	35	39	54
Diminution in value of shares in entities(3)	13	13	—	47	13
Fees and commissions	172	264	93	85	76
Communications, postage and stationery	473	507	459	185	184
Computer equipment and software	222	258	216	125	122
Advertising	192	191	184	123	110
Professional fees	267	320	296	165	132
Travel	50	65	69	26	32
Freight and cartage	59	54	45	41	34
Carrying value of operating assets sold(4)	2,322	—	—	—	—
Motor vehicle expenses	29	30	14	9	10
Other expenses	459	27	171	12	47

	4,769	2,158	1,894	1,052	963

Significant restructuring costs(1)
Write-off of property, plant and equipment(5)	132	—	29	106	—
Other	53	—	6	27	—

Total general expenses	4,954	2,158	1,929	1,185	963

Amortisation of goodwill
Australia	8	1	1	—	—
European banks	62	62	62	—	—
Bank of New Zealand	31	31	31	—	—
HomeSide Lending, Inc.	—	48	54	—	—
Michigan National Corporation	—	25	49	—	—

Total amortisation of goodwill	101	167	197	—	—

Charge to provide for doubtful debts
General(6)	697	989	588	259	532

Other significant expenses(1)
Cost of foreign controlled entities sold	2,686	2,929	—	138	—
Impairment loss on mortgage servicing rights	—	1,643	—	—	—
Charge to provide for mortgage servicing rights valuation adjustment	—	1,436	—	—	—
Impairment loss on goodwill	—	858	—	—	—
Business integration costs	—	—	108	—	—

(1)
Refer to note 5(a).

(2)
Refer to note 4, footnote (2).

(3)
Includes provision for diminution in value of investments held by National Australia Investment Capital Limited in 2002 and in Mondex and Peakhour Pty Ltd in 2001.

(4)
The operating assets of HomeSide Lending, Inc. were sold to Washington Mutual Bank, FA on March 1, 2002. Under the terms of the sale, HomeSide Lending, Inc. received proceeds of $2,314 million after interim settlement adjustments for the operating assets, which consisted primarily of loans held for resale. The carrying value of the assets sold was $2,322 million. The sale was subject to final sale adjustments, which will be recognised during the 2003 year.

(5)
Includes write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million during 2002 (refer to note 5(a)).

(6)
Refer to note 17.

6    Income tax expense

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on the pre-tax accounting profit
Profit from ordinary activities before income tax expense
Australia	2,288	5,383	2,411	3,069	3,802
Overseas	2,053	(1,404)	2,462	145	303
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the statutory funds of the life insurance business (1)	28	(56)	(222)	—	—

Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	4,369	3,923	4,651	3,214	4,105

Prima facie income tax at 30% (2001: 34%, 2000: 36%)	1,311	1,334	1,674	964	1,396
Add/(deduct): Tax effect of permanent differences
Non-allowable depreciation on buildings	7	5	9	—	—
Rebate of tax on dividends, interest, etc.	44	(31)	(77)	(249)	(756)
Foreign tax rate differences	(6)	(245)	(97)	(22)	1
Amortisation of goodwill	29	59	70	—	—
Non-allowable impairment loss on goodwill	—	292	—	—	—
Timing differences not carried forward as income tax assets(2)	—	764	—	—	—
Non-taxable amounts attributable to HomeSide US operation	(53)	—	—	—	—
Future income tax benefits no longer recognised	2	(4)	10	1	8
Restatement of tax timing differences due to change in the Australian company income tax rate	2	(8)	42	—	21
Under/(over) provision in prior years	6	(17)	(24)	(1)	(9)
Recognition of HomeSide US operation future income tax benefit not previously recognised	(89)	—	—	—	—
Non-assessable gain on Group hedging activities	—	—	(14)	—	—
Impact of lower effective tax rate on HomeSide US operation deferred tax liabilities	—	—	(11)	—	—
Other	(43)	(46)	(58)	19	(50)

Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business(3)(4)	1,210	2,103	1,524	712	611

Income tax expense/(benefit) attributable to the statutory funds of the life insurance business(1)	(248)	(212)	108	—	—

Total income tax expense(3)(4)	962	1,891	1,632	712	611

(1)
The income tax expense attributable to the statutory funds of the life insurance business has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business (refer to note 1(pp)).

(2)
Refer to note 23 for further information on income tax assets not taken to account.

(3)
Total income tax expense on profit from ordinary activities includes $21 million income tax benefit attributable to the loss on sale of SR Investment, Inc. in 2002 (refer to notes 5(a) and 23).

(4)
Total income tax expense on profit from ordinary activities includes $704 million income tax expense attributable to the profit on sale of Michigan National Corporation and its controlled entities in 2001.

7    Dividends and distributions

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Dividends paid or provided for
Interim
72c ordinary dividend paid (2001: 67c, 2000: 59c), fully franked at a rate of 30% (2001: 30%, 2000: 34%)	1,115	1,026	882	1,115	1,026
Final
75c ordinary dividend provided for (2001: 68c, 2000: 64c), 90% franked at a rate of 30% (2001: fully franked 30%, 2000: fully franked 34%)	1,151	1,054	976	1,151	1,054

Total dividends paid or provided for	2,266	2,080	1,858	2,266	2,080

        In 2002 and 2001, the dividend payout was based on after-tax cash earnings (adjusted for significant items) following a revision to the dividend approach in 2001. In prior years, the dividend payout was based on after-tax accounting earnings.

        With effect from July 1, 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis. The disclosures below, including the prior year comparatives, therefore reflect the new tax paid basis of measuring franking credits.

        The franking credits available to the Group at September 30, 2002, after allowing for tax payable in respect of the current reporting period's profits that will be subject to Australian income tax, the payment of the final dividend, and the receipt of dividends recognised as receivable at balance date, are estimated to be $nil (2001: $nil, 2000: $nil).

        The franking credits that will be available to the Group at June 30, 2003 (being the end of the Group's franking year), after allowing for the instalments of tax payable in respect of the 2003 financial year, are estimated to be $nil (2001: $65 million, 2000: $nil).

        The extent to which future dividends will be franked will depend on a number of factors including the level of the Group's profits that will be subject to Australian income tax and any future changes to Australia's business tax system (including the dividend imputation system) as a result of the Australian Commonwealth Government's tax reform initiatives.

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Distributions on other equity instruments
Trust units exchangeable for preference shares	70	71	61	—	—
National Income Securities	117	142	137	117	142

Total distributions on other equity instruments	187	213	198	117	142

8    Earnings per share

	Group
	2002		2001		2000
	Basic	Diluted(1)	Basic	Diluted(1)	Basic	Diluted(1)
Earnings ($m)
Net profit attributable to members of the Company	3,373	3,373	2,083	2,083	3,239	3,239
Distributions on other equity instruments	(187)	(187)	(213)	(213)	(198)	(198)
Potential dilutive adjustments Interest expense on exchangeable capital units	—	102	—	102	—	85

Adjusted earnings	3,186	3,288	1,870	1,972	3,041	3,126

Weighted average ordinary shares (no. '000)
Weighted average ordinary shares	1,549,136	1,549,136	1,538,633	1,538,633	1,503,253	1,503,253
Potential dilutive ordinary shares
Options	—	8,335	—	1,152	—	192
Partly paid ordinary shares	—	670	—	895	—	1,098
Exchangeable capital units	—	65,460	—	65,460	—	65,460

Total weighted average ordinary shares	1,549,136	1,623,601	1,538,633	1,606,140	1,503,253	1,570,003

Earnings per share (cents)	205.7	202.5	121.5	122.8	202.3	199.1

(1)
The weighted average diluted number of ordinary shares includes the impact of options, partly paid ordinary shares and potential conversion of exchangeable capital units.

        The Group has applied the revised Australian Accounting Standard AASB 1027 "Earnings per Share" from October 1, 2001. The standard introduces changes to the method of calculating earnings per share. The changes have not had a material impact on earnings per share. Comparatives have been restated to reflect the change in method of calculating basic and diluted earnings per share.

        During 2001, the Group changed its accounting policy with respect to accounting for the revaluation of non-current assets. This change did not have an impact on basic or diluted earnings per share. During 2000, the Group changed its accounting policies with respect to accounting for the Group's life insurance business and income recognition on non-accrual loans. Neither of these changes had an impact on basic or diluted earnings per share.

        There has been no conversion to, calls of, or subscriptions for ordinary shares, or issues of potential ordinary shares since September 30, 2002 and before the completion of this financial report.

        For further information on earnings per share calculations, refer to the financial review.

9    Cash assets

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Coins, notes and cash at bank	1,932	2,024	845	619
Money at short call	150	155	150	155
Other (including bills receivable and remittances in transit)	2,171	2,459	222	705

	4,253	4,638	1,217	1,479

Overseas
Coins, notes and cash at bank	815	2,831	6	18
Money at short call	646	384	215	—
Other (including bills receivable and remittances in transit)	580	140	77	32

	2,041	3,355	298	50

Total cash assets	6,294	7,993	1,515	1,529

        The cash assets within the Group's life insurance business statutory funds of $849 million (2001: $1,036 million) are subject to restrictions imposed under the Life Insurance Act 1995 (Cth) and other restrictions and therefore are not available for use in operating, investing or financing activities of other parts of the Group (refer to note 1(p)).

10    Due from other financial institutions

Australia
Interest-earning	1,837	1,485	1,716	1,234
Non-interest-earning	26	58	19	58

	1,863	1,543	1,735	1,292

Overseas
Interest-earning	13,409	14,146	10,274	10,109
Non-interest-earning	604	783	570	544

	14,013	14,929	10,844	10,653

Total due from other financial institutions	15,876	16,472	12,579	11,945

11    Due from customers on acceptances

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Government and public authorities	5	5	5	5
Agriculture, forestry and fishing	1,801	1,493	1,801	1,493
Financial, investment and insurance	4,111	4,235	4,111	4,235
Real estate—construction	824	1,140	824	1,140
Manufacturing	2,118	2,539	2,118	2,539
Instalment loans to individuals and other personal lending (including credit cards)	316	357	316	357
Other commercial and industrial	10,071	9,109	10,071	9,109

	19,246	18,878	19,246	18,878

Overseas
Agriculture, forestry and fishing	4	16	—	16
Financial, investment and insurance	114	78	72	—
Manufacturing	22	37	17	34
Other commercial and industrial	88	344	65	182

	228	475	154	232

Total due from customers on acceptances	19,474	19,353	19,400	19,110

12    Trading securities

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Listed—Australia
Australian Government Treasury notes	199	129	199	129
Australian Government bonds and securities	1,371	1,644	1,318	1,605
Securities of Australian and semi-government authorities	2,130	2,024	2,130	2,024
Private corporations/other financial institutions' certificates of deposit	2,122	2,057	2,122	2,057
Private corporations/other financial institutions' bills	9,830	11,491	9,830	11,491
Other securities	430	—	401	—

	16,082	17,345	16,000	17,306

Listed—Overseas
Securities of Australian and semi-government authorities	2	—	2	—
Securities of or guaranteed by UK/Irish governments	4	—	4	—
Securities of or guaranteed by New Zealand Government	48	—	48	—
US Treasury and other US Government agencies	—	57	—	57
Private corporations/other financial institutions' bonds	1,022	645	1,022	645
Other government bonds and securities	95	—	95	—

	1,171	702	1,171	702

Total listed trading securities	17,253	18,047	17,171	18,008

Unlisted—Overseas
Securities of or guaranteed by New Zealand Government	296	203	—	—
Private corporations/other financial institutions' certificates of deposit	1,591	623	146	145
Private corporations/other financial institutions' bills	—	137	—	—
Private corporations/other financial institutions' bonds	92	133	—	—
Other government bonds and securities	39	46	—	—
Other government treasury notes	—	6	—	—
Private corporations/other financial institutions' commercial paper	113	—	113	—
Private corporations/other financial institutions' medium-term notes	36	—	36	—
Private corporations/other financial institutions' floating rate notes	—	124	—	—
Private corporations/other financial institutions' promissory notes	156	259	—	—
Other securities	14	135	5	135

Total unlisted trading securities	2,337	1,666	300	280

Total trading securities	19,590	19,713	17,471	18,288

13    Available for sale securities

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Listed—Australia
Other securities	—	60	—	60

	—	60	—	60

Listed—Overseas
Securities of or guaranteed by UK/Irish governments	4	5	—	—
Private corporations/other financial institutions' certificates of deposit/bills	4,581	4,527	4,581	4,527
Private corporations/other financial institutions' bonds	100	—	100	—
Other securities	5	219	—	194

	4,690	4,751	4,681	4,721

Total listed available for sale securities	4,690	4,811	4,681	4,781

Unlisted—Overseas
Private corporations/other financial institutions' certificates of deposit/bills	214	302	214	302
Private corporations/other financial institutions' bonds	66	—	66	—
Other government treasury notes	67	44	67	44
Private corporations/other financial institutions' commercial paper	659	929	659	931
Private corporations/other financial institutions' medium-term notes	463	449	463	449
Private corporations/other financial institutions' floating rate notes	—	130	—	130
Other securities	33	—	—	—

Total unlisted available for sale securities	1,502	1,854	1,469	1,856

Total available for sale securities	6,192	6,665	6,150	6,637

Market value information
Listed—Australia
Other securities	—	60	—	60

	—	60	—	60

Listed—Overseas
Securities of or guaranteed by UK/Irish governments	4	5	—	—
Private corporations/other financial institutions' certificates of deposit/bills	4,581	4,527	4,581	4,527
Private corporations/other financial institutions' bonds	100	—	100	—
Other securities	5	219	—	196

	4,690	4,751	4,681	4,723

Total listed available for sale securities at market value	4,690	4,811	4,681	4,783

Unlisted—Overseas
Private corporations/other financial institutions' certificates of deposit/bills	214	302	214	302
Private corporations/other financial institutions' bonds	66	—	66	—
Other government treasury notes	67	44	67	44
Private corporations/other financial institutions' commercial paper	659	929	659	929
Private corporations/other financial institutions' medium term notes	463	449	463	449
Private corporations/other financial institutions' floating rate notes	—	130	—	130
Other securities	33	—	—	—

Total unlisted available for sale securities at market value	1,502	1,854	1,469	1,854

Total available for sale securities at market value	6,192	6,665	6,150	6,637

        The following table reconciles gross unrealised profits and losses of the Group's holdings of available for sale securities at September 30 for the years shown:

	2002				2001
	Amortised cost $m	Gross unrealised profits $m	Gross unrealised losses $m	Market value $m	Amortised cost $m	Gross unrealised profits $m	Gross unrealised losses $m	Market value $m
Securities of or guaranteed by UK/Irish governments	4	—	—	4	5	—	—	5
Private corporations/other financial institutions' certificates of deposit/bills	4,795	—	—	4,795	4,829	—	—	4,829
Private corporations/other financial institutions' bonds	166	—	—	166	—	—	—	—
Other government treasury notes	67	—	—	67	44	—	—	44
Private corporations/other financial institutions' commercial paper	659	—	—	659	929	—	—	929
Private corporations/other financial institutions' medium-term notes	463	—	—	463	449	—	—	449
Private corporations/other financial institutions' floating rate notes	—	—	—	—	130	—	—	130
Other securities	38	—	—	38	279	1	1	279

Total	6,192	—	—	6,192	6,665	1	1	6,665

Maturities of available for sale securities

        The following table analyses the maturity of the Group's holdings of available for sale securities at September 30, 2002:

	$m	0 to 1 year yield pa	$m	1 to 5 year(s) yield pa	$m	5 to 10 years yield pa	$m	Over 10 years yield pa
Securities of or guaranteed by UK/Irish governments	—	—	—	—	—	—	4	3.1%
Private corporations/other financial institutions' certificates of deposit/bills	4,795	2.2%	—	—	—	—	—	—
Private corporations/other financial institutions' bonds	66	3.0%	100	5.0%	—	—	—	—
Other government treasury notes	67	0.7%	—	—	—	—	—	—
Private corporations/other financial institutions' commercial paper	659	2.6%	—	—	—	—	—	—
Private corporations/other financial institutions' medium-term notes	463	2.2%	—	—	—	—	—	—
Other securities	38	2.6%	—	—	—	—	—	—

	6,088		100		—		4

Total maturities at carrying value	6,088		100		—		4

Total maturities at market value	6,088		100		—		4

        Proceeds from maturities of available for sale securities during 2002 were $14,543 million (2001: $15,247 million, 2000: $9,037 million). Proceeds from sale of available for sale securities during 2002 were $90 million (2001: $26 million, 2000: $5 million). Gross profits during 2002 of $nil (2001: $nil, 2000: $1 million) and gross losses of $1million (2001: $nil, 2000: $nil) were realised on sale.

14    Investment securities

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Listed—Australia
Securities of Australian and semi-government authorities	25	26	25	26
Other securities	427	—	427	—

	452	26	452	26

Listed—Overseas
Securities of or guaranteed by UK/Irish governments(1)	366	377	—	—
US Treasury and other US Government agencies	13	25	13	25
Private corporations/other financial institutions' certificates of deposit/bills	6,059	2,972	6,059	2,403
Private corporations/other financial institutions' bonds	718	798	408	798
Other government bonds and securities	29	30	29	30
Other government treasury notes	12	—	12	—
Private corporations/other financial institutions' commercial paper	2,038	838	2,038	838
Private corporations/other financial institutions' floating rate notes	15	255	15	255
Other securities	68	41	68	41

	9,318	5,336	8,642	4,390

Total listed investment securities	9,770	5,362	9,094	4,416

Unlisted—Overseas
Securities of or guaranteed by UK/Irish governments	—	9	—	—
Securities of or guaranteed by New Zealand Government	550	657	—	—
Private corporations' Eurobonds	21	—	21	—
Private corporations/other financial institutions' certificates of deposit/bills	259	38	—	12
Private corporations/other financial institutions' bonds	2,138	3,225	—	—
Other government bonds and securities	—	702	—	702
Other central banks bonds and securities	—	93	—	93
Private corporations/other financial institutions' promissory notes	243	—	—	—
Other securities	560	611	529	1

Total unlisted investment securities	3,771	5,335	550	808

Total investment securities	13,541	10,697	9,644	5,224

(1)
$363 million (2001: $372 million) of securities have been pledged as security for borrowings of the Group and are therefore subject to restrictions regarding sale until the pledge is released.

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Market value information
Listed—Australia
Securities of Australian and semi-government authorities	26	26	26	26
Other securities	427	—	427	—

	453	26	453	26

Listed—Overseas
Securities of or guaranteed by UK/Irish governments	366	383	—	—
US Treasury and other US Government agencies	13	25	13	25
Private corporations/other financial institutions' certificates of deposit/bills	6,066	2,980	6,066	2,410
Private corporations/other financial institutions' bonds	743	800	409	800
Other government bonds and securities	29	30	29	30
Other government treasury notes	12	—	12	—
Private corporations/other financial institutions' commercial paper	2,042	841	2,042	841
Private corporations/other financial institutions' floating rate notes	15	256	15	256
Other securities	68	71	68	40

	9,354	5,386	8,654	4,402

Total listed investment securities at market value	9,807	5,412	9,107	4,428

Unlisted—Overseas
Securities of or guaranteed by UK/Irish governments	—	9	—	—
Securities of or guaranteed by New Zealand Government	550	657	—	—
Private corporations' Eurobonds	20	—	20	—
Private corporations/other financial institutions' certificates of deposit/bills	259	38	—	12
Private corporations/other financial institutions' bonds	2,130	3,197	—	—
Other government bonds and securities	—	703	—	703
Other central banks bonds and securities	—	93	—	93
Private corporations/other financial institutions' promissory notes	243	—	—	—
Other securities	561	611	530	4

Total unlisted investment securities at market value	3,763	5,308	550	812

Total investment securities at market value	13,570	10,720	9,657	5,240

        The following table reconciles gross unrealised profits and losses of the Group's holdings of investment securities at September 30 for the years shown:

	2002				2001
	Amortised cost $m	Gross unrealised profits $m	Gross unrealised losses $m	Market value $m	Amortised cost $m	Gross unrealised profits $m	Gross unrealised losses $m	Market value $m
Securities of Australian and semi-government authorities	25	1	—	26	26	—	—	26
Securities of or guaranteed by UK/Irish governments	366	—	—	366	386	6	—	392
Securities of or guaranteed by New Zealand Government	550	—	—	550	657	—	—	657
US Treasury and other US Government agencies	13	—	—	13	25	—	—	25
Private corporations' Eurobonds	21	—	1	20	—	—	—	—
Private corporations/other financial institutions' certificates of deposit/bills	6,318	7	—	6,325	3,010	8	—	3,018
Private corporations/other financial institutions' bonds	2,856	17	—	2,873	4,023	—	26	3,997
Other government bonds and securities	29	—	—	29	732	1	—	733
Other government treasury notes	12	—	—	12	—	—	—	—
Other central banks bonds and securities	—	—	—	—	93	—	—	93
Private corporations/other financial institutions' commercial paper	2,038	4	—	2,042	838	3	—	841
Private corporations/other financial institutions' floating rate notes	15	—	—	15	255	1	—	256
Private corporations/other financial institutions' promissory notes	243	—	—	243	—	—	—	—
Other securities	1,055	1	—	1,056	652	30	—	682

Total	13,541	30	1	13,570	10,697	49	26	10,720

Maturities of investment securities

        The following table analyses the maturity of the Group's holdings of investment securities at September 30, 2002:

	$m	0 to 1 year yield pa	$m	1 to 5 year(s) yield pa	$m	5 to 10 years yield pa	$m	Over 10 years yield pa
Australia
Securities of Australian and semi-government authorities	—	—	25	7.5%	—	—	—	—
Other securities	—	—	427	5.4%	—	—	—	—

	-		452		—		—

Overseas
Securities of or guaranteed by UK/Irish governments	255	3.8%	111	5.1%	—	—	—	—
Securities of or guaranteed by New Zealand Government	550	5.8%	—	—	—	—	—	—
US Treasury and other US Government agencies	13	1.9%	—	—	—	—	—	—
Private corporations' Eurobonds	—	—	21	0.6%	—	—	—	—
Private corporations/other financial institutions' certificates of deposit/bills	6,318	2.8%	—	—	—	—	—	—
Private corporations/other financial institutions' bonds	88	3.4%	2,608	5.5%	160	5.0%	—	—
Other government bonds and securities	29	9.4%	—	—	—	—	—	—
Other government treasury notes	12	1.8%	—	—	—	—	—	—
Private corporations/other financial institutions' commercial paper	2,038	3.0%	—	—	—	—	—	—
Private corporations/other financial institutions' floating rate notes	15	6.7%	—	—	—	—	—	—
Private corporations/other financial institutions' promissory notes	243	4.5%	—	—	—	—	—	—
Other securities	560	0.9%	68	4.4%	—	—	—	—

	10,121		2,808		160		—

Total maturities at carrying value	10,121		3,260		160		—

Total maturities at market value	10,134		3,265		171		—

        Proceeds from maturities of investment securities during 2002 were $37,434 million (2001: $30,828 million, 2000: $175,661 million). The majority of these relate to the maturity of short-dated investment securities. Proceeds from the sale of investment securities during 2002 were $nil (2001: $nil, 2000: $nil). No gross profits (2001: $nil, 2000: $3 million) and no gross losses (2001: $nil, 2000: $nil) were realised on sale during 2002.

15    Investments relating to life insurance business

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Equity security investments
Direct	11,401	15,467	—	—
Indirect	10,578	6,379	—	—

	21,979	21,846	—	—

Debt security investments
Interest-earning securities
National government	2,174	1,689	—	—
Other public sector	852	904	—	—
Private sector	5,457	5,981	—	—

	8,483	8,574	—	—

Properties
Indirect	278	611	—	—

Other investments	272	350	—	—

Total investments relating to life insurance business	31,012	31,381	—	—

        Direct investments refer to investments that are held directly with the issuer of the investment. Indirect investments refer to investments that are held through unit trusts or similar investment vehicles.

        Investments held in the statutory funds of the Group's Australian life insurance business can only be used within the restrictions imposed under the Life Insurance Act 1995 (Cth). The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met. Participating policyholders can receive a distribution when solvency requirements are met, whilst shareholders can only receive a distribution when the higher level of capital adequacy requirements is met.

        Investment assets held in statutory funds are not available for use by other parts of the Group's business (refer to notes 1(p) and 2).

16    Loans and advances

		Group		Company
		2002 $m	2001 $m	2002 $m	2001 $m
	Australia
	Overdrafts	5,023	5,417	5,023	5,417
	Credit card outstandings	3,525	3,207	3,525	3,207
	Market rate advances	165	88	165	88
	Lease finance	6,929	6,709	6,800	6,603
	Housing loans	68,461	55,629	68,461	55,629
	Other term lending	30,710	30,373	30,524	30,164
	Equity participation in leveraged leases	239	364	239	364
	Other lending	5,833	5,002	5,469	4,733

		120,885	106,789	120,206	106,205

	Overseas
	Overdrafts	13,742	14,707	4,535	5,435
	Credit card outstandings	3,059	2,911	—	—
	Market rate advances	—	1,138	—	—
	Bills discounted	39	102	—	—
	Lease finance	8,714	8,703	43	52
	Housing loans	27,615	26,010	105	195
	Other term lending	54,575	47,403	17,659	12,964
	Redeemable preference share finance	1,831	2,239	—	—
	Other lending	5,224	2,432	3,429	919

		114,799	105,645	25,771	19,565

	Total gross loans and advances	235,684	212,434	145,977	125,770

Deduct:	Unearned income	(1,914)	(1,922)	(992)	(1,009)
	Provisions for doubtful debts (refer to note 17)	(2,470)	(2,715)	(1,378)	(1,549)

	Total net loans and advances	231,300	207,797	143,607	123,212

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Leasing receivables included in lease finance net of unearned income:
Current	2,427	4,704	475	3,433
Non-current	12,240	9,864	5,737	2,697

Total leasing receivables included in lease finance	14,667	14,568	6,212	6,130

        The diversification and size of the Group are such that its lending is widely spread both geographically and in terms of the types of industries served. In accordance with SEC guidelines, the following table shows comparative year-end detail of the loan portfolio for each of the last five years ended September 30. The table also demonstrates the concentration of credit risk by industry with the maximum credit risk represented by the carrying values less provisions for doubtful debts.

		Group
		2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
	Australia
	Government and public authorities	1,588	425	478	1,270	929
	Agriculture, forestry and fishing	4,890	5,251	5,329	5,039	5,794
	Financial, investment and insurance	3,053	4,807	4,656	5,006	4,940
	Real estate—construction	1,807	1,941	1,661	1,637	1,367
	Manufacturing	2,034	3,263	2,268	2,714	2,524
	Real estate—mortgage	68,461	55,629	48,719	41,968	37,763
	Instalment loans to individuals and other personal lending (including credit cards)	11,352	9,850	8,223	8,098	7,272
	Lease financing	7,168	7,073	6,929	6,522	5,981
	Other commercial and industrial(1)	20,532	18,550	19,001	13,956	13,885

		120,885	106,789	97,264	86,210	80,455

	Overseas
	Government and public authorities	1,435	1,382	1,590	821	1,010
	Agriculture, forestry and fishing	6,002	5,473	5,099	4,608	4,835
	Financial, investment and insurance	22,123	12,335	12,065	8,906	7,527
	Real estate—construction	3,273	3,312	3,061	1,862	1,775
	Manufacturing	6,745	6,476	7,446	6,536	6,618
	Real estate—mortgage	27,615	26,010	22,611	19,978	20,215
	Instalment loans to individuals and other personal lending (including credit cards)	13,294	12,903	12,012	10,443	11,096
	Lease financing	8,714	8,703	7,448	5,478	4,750
	Other commercial and industrial(1)	25,598	29,051	31,400	24,878	25,781

		114,799	105,645	102,732	83,510	83,607

	Total gross loans and advances	235,684	212,434	199,996	169,720	164,062

Deduct:	Unearned income	(1,914)	(1,922)	(1,812)	(1,587)	(1,516)
	Provisions for doubtful debts (refer to note 17)	(2,470)	(2,715)	(2,692)	(2,513)	(2,545)

	Total net loans and advances	231,300	207,797	195,492	165,620	160,001

(1)
At September 30, 2002, there were no concentrations of other commercial and industrial loans exceeding 10% of total loans and advances.

        Concentrations of credit risk by geographical location are based on the geographical location of the office in which the loans or advances are booked. The amounts shown are net of unearned income and provisions for doubtful debts:

Australia	118,674	104,354	94,986	84,046	78,356
Europe	76,058	70,335	57,388	44,319	45,875
New Zealand	25,557	23,847	20,466	20,097	18,113
United States	7,108	4,555	19,323	14,111	14,367
Asia	3,903	4,706	3,329	3,047	3,290

Total net loans and advances	231,300	207,797	195,492	165,620	160,001

        The following tables show the maturity distribution of loans and advances to customers and interest rate sensitivity of such loans for the Group as at September 30, 2002:

	Group
	0 to 1 year(1) $m	1 to 5 year(s) $m	Over 5 years $m	Total $m
Maturity distribution of loans and advances
Australia
Government and public authorities	190	1,230	168	1,588
Agriculture, forestry and fishing	2,909	1,404	577	4,890
Financial, investment and insurance	1,591	1,094	368	3,053
Real estate—construction	1,054	241	512	1,807
Manufacturing	1,437	373	224	2,034
Real estate—mortgage	16,404	3,868	48,189	68,461
Instalment loans to individuals and other personal lending (including credit cards)	2,682	8,381	289	11,352
Lease financing	921	5,942	305	7,168
Other commercial and industrial	12,995	3,783	3,754	20,532

	40,183	26,316	54,386	120,885

Overseas
Government and public authorities	662	442	331	1,435
Agriculture, forestry and fishing	2,741	1,625	1,636	6,002
Financial, investment and insurance	17,385	4,283	455	22,123
Real estate—construction	1,437	1,479	357	3,273
Manufacturing	3,121	2,478	1,146	6,745
Real estate—mortgage	3,056	4,312	20,247	27,615
Instalment loans to individuals and other personal lending (including credit cards)	7,415	3,882	1,997	13,294
Lease financing	1,958	2,898	3,858	8,714
Other commercial and industrial	10,951	9,102	5,545	25,598

	48,726	30,501	35,572	114,799

Total gross loans and advances	88,909	56,817	89,958	235,684

Interest rate sensitivity of loans and advances
Variable interest rates(2)
Australia	21,568	6,247	36,557	64,372
Overseas	24,400	18,705	19,633	62,738
Fixed interest rates
Australia	18,615	20,069	17,829	56,513
Overseas	24,326	11,796	15,939	52,061

Total gross loans and advances	88,909	56,817	89,958	235,684

(1)
Overdrafts are not subject to a repayment schedule. Due to their characteristics, overdrafts are categorised as due within one year.

(2)
For a range of credit products that the Company classifies as variable, the Company is required to give a period of notice before a change in the applicable interest rate is effective.

Securitisation of loans

        During the year ended September 30, 2001, the Group securitised Australian loans amounting to $1,924 million through its HomeSide Mortgage Securities Trust 2001-1 securitisation program. No loans were securitised during 2002. Outstanding securitised loans of the program totalled $929 million as at September 30, 2002 (2001: $1,440 million). The securities issued by the program do not represent liabilities of the Company or the Group. Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the program except to the limited extent provided in the transaction documents for the program through the provision of arm's length services and facilities (refer to note 1(hh) ). The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities. The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support. The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances.

17    Provisions for doubtful debts

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Specific provision for doubtful debts	553	586	471	369	348
General provision for doubtful debts	2,022	2,207	2,238	1,113	1,277

Total provisions for doubtful debts	2,575	2,793	2,709	1,482	1,625

Deduct: Specific provision for off-balance sheet credit-related commitments(1)	105	78	17	104	76

Net provisions for doubtful debts (refer to note 16)	2,470	2,715	2,692	1,378	1,549

(1)
The specific provision for off-balance sheet credit-related commitments is shown as a liability in the financial report (refer to note 30).

Reconciliation of movements in provisions for doubtful debts

Specific provision
Opening balance	586	471	474	348	232
Transfer from general provision	788	748	423	417	388
Provision of foreign controlled entity sold	—	(58)	—	—	—
Bad debts recovered	171	151	224	66	67
Bad debts written-off	(985)	(738)	(657)	(468)	(341)
Foreign currency translation and consolidation adjustments	(7)	12	7	6	2

Closing balance	553	586	471	369	348

General provision
Opening balance	2,207	2,238	2,055	1,277	1,122
Transfer to specific provision	(788)	(748)	(423)	(417)	(388)
Provision of foreign controlled entity sold	(70)	(336)	—	—	—
Charge to profit and loss account	697	989	588	259	532
Foreign currency translation and consolidation adjustments	(24)	64	18	(6)	11

Closing balance	2,022	2,207	2,238	1,113	1,277

Total provisions for doubtful debts	2,575	2,793	2,709	1,482	1,625

Provisions for doubtful debt ratios

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Specific provision as a percentage of risk-weighted assets
On-balance sheet exposures	0.18%	0.20%	0.19%
Off-balance sheet credit-related commitments	0.04%	0.03%	0.01%

Specific provision for doubtful debts as a percentage of risk-weighted assets	0.22%	0.23%	0.20%

Total provisions for doubtful debts as a percentage of risk-weighted assets	1.04%	1.08%	1.14%
Bad debts written-off as a percentage of average loans and advances(1)	0.38%	0.29%	0.24%

(1)
Refer to note 40 for average loans and advances.

Specific provision for doubtful debts by industry category

        The following table provides an analysis of the Group's specific provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years ended September 30:

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Australia
Agriculture, forestry and fishing	75	34	24	46	26
Financial, investment and insurance	—	13	2	50	45
Real estate—construction	3	5	8	14	14
Manufacturing	7	15	34	76	63
Real estate—mortgage	3	—	—	2	2
Instalment loans to individuals and other personal lending (including credit cards)	3	14	46	21	25
Lease financing	12	8	9	8	4
Other commercial and industrial	217	253	89	17	18

	320	342	212	234	197

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Overseas
Agriculture, forestry and fishing	22	14	15	12	12
Financial, investment and insurance	—	2	2	4	2
Real estate—construction	2	2	8	11	15
Manufacturing	1	24	48	44	32
Real estate—mortgage	5	6	7	7	13
Instalment loans to individuals and other personal lending (including credit cards)	84	111	60	50	48
Lease financing	9	10	8	9	5
Other commercial and industrial	110	75	111	103	96

	233	244	259	240	223

Total specific provision for doubtful debts	553	586	471	474	420

Bad debts written-off and bad debts recovered by industry category

        The following table provides an analysis of bad debts written-off and bad debts recovered by industry category for each of the five years ended September 30. For further information, refer to asset quality disclosures in note 18.

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Bad debts written-off
Australia
Agriculture, forestry and fishing	24	9	27	7	9
Financial, investment and insurance	17	9	26	5	6
Real estate—construction	8	8	14	8	8
Manufacturing	10	29	56	30	19
Real estate—mortgage	7	8	7	10	11
Instalment loans to individuals and other personal lending (including credit cards)	144	109	72	112	97
Lease financing	19	32	16	8	7
Other commercial and industrial	136	108	34	60	60

	365	312	252	240	217

Overseas
Agriculture, forestry and fishing	3	7	4	8	9
Financial, investment and insurance	2	—	6	6	16
Real estate—construction	16	9	16	11	18
Manufacturing	35	27	30	44	32
Real estate—mortgage	2	2	3	7	24
Instalment loans to individuals and other personal lending (including credit cards)	386	289	206	200	243
Lease financing	11	9	11	6	2
Other commercial and industrial	165	83	129	105	134

	620	426	405	387	478

Total bad debts written-off	985	738	657	627	695

Bad debts recovered
Australia
Agriculture, forestry and fishing	3	1	1	3	4
Financial, investment and insurance	—	7	4	7	2
Real estate—construction	1	—	1	1	1
Manufacturing	2	1	2	3	2
Real estate—mortgage	1	1	1	1	1
Instalment loans to individuals and other personal lending (including credit cards)	43	40	41	33	27
Lease financing	3	3	1	1	1
Other commercial and industrial	9	6	30	14	16

	62	59	81	63	54

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Overseas
Agriculture, forestry and fishing	—	—	—	1	1
Financial, investment and insurance	4	5	11	5	15
Real estate—construction	—	—	1	1	17
Manufacturing	—	—	16	15	15
Real estate—mortgage	—	—	—	1	1
Instalment loans to individuals and other personal lending (including credit cards)	83	56	62	56	40
Lease financing	—	—	—	2	—
Other commercial and industrial	22	31	53	61	95

	109	92	143	142	184

Total bad debts recovered	171	151	224	205	238

18    Asset quality disclosures

        The Group provides for doubtful debts as discussed in note 1(q)(i). Accordingly, when management determines that a loan recovery is doubtful, the principal amount and accrued interest on the obligation are written-down to estimated net realisable value. Interest and charges are no longer taken to the profit and loss account when their payment is considered to be unlikely, with the exception of cash received in respect of non-accrual loans as discussed in note 1(q)(iii).

        The following table provides an analysis of the asset quality of the Group's impaired loans and advances for each of the last five years ended September 30. Gross amounts have been prepared without regard to security available for such loans and advances. The inclusion of past due loans and restructured loans in both tables does not necessarily indicate that such loans are doubtful.

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Non-accrual loans(1)(2)
Gross
Australia	888	959	568	644	602
Overseas	702	773	899	926	868

	1,590	1,732	1,467	1,570	1,470

Specific provision for doubtful debts
Australia	299	325	196	226	189
Overseas	201	203	246	231	214

	500	528	442	457	403

Net
Australia	589	634	372	418	413
Overseas	501	570	653	695	654

Total net non-accrual loans	1,090	1,204	1,025	1,113	1,067

Restructured loans
Australia	6	4	4	—	—
Overseas	—	—	—	3	6

Total restructured loans	6	4	4	3	6

Assets acquired through security enforcement
Real estate
Overseas	—	—	8	8	5

	—	—	8	8	5

Other assets
Overseas	3	4	5	5	7

	3	4	5	5	7

Total assets acquired through security enforcement	3	4	13	13	12

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Total impaired assets
Gross
Australia	894	963	572	644	602
Overseas	705	777	912	942	886

	1,599	1,740	1,484	1,586	1,488

Specific provision for doubtful debts
Australia	299	325	196	226	189
Overseas	201	203	246	231	214

	500	528	442	457	403

Net
Australia	595	638	376	418	413
Overseas	504	574	666	711	672

Total net impaired assets	1,099	1,212	1,042	1,129	1,085

(1)
Includes loans amounting to $137 million gross, $93 million net (2001: $170 million gross, $124 million net, 2000: $252 million gross, $182 million net, 1999: $124 million gross, $86 million net, 1998: $184 million gross, $116 million net) where some concerns exist as to the ongoing ability of the borrowers to comply with existing loan terms, but on which no principal or interest payments are contractually past due.

(2)
Includes off-balance sheet credit-related commitments amounting to $138 million gross, $33 million net (2001: $219 million gross, $141 million net, 2000: $33 million gross, $16 million net, 1999: $40 million gross, $24 million net, 1998: $51 million gross, $33 million net).

Memorandum disclosures

	Group
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Accruing loans past due 90 days or more with adequate security
Australia	29	48	39	22	15
Overseas	49	54	68	74	91

Total accruing loans past due 90 days or more with adequate security	78	102	107	96	106

Accruing portfolio facilities past due 90 to 180 days
Gross
Australia	37	35	23	27	33
Overseas	46	83	36	29	68

	83	118	59	56	101

Specific provision for doubtful debts
Australia	22	18	15	9	7
Overseas	31	40	14	8	10

	53	58	29	17	17

Net
Australia	15	17	8	18	26
Overseas	15	43	22	21	58

Total net accruing portfolio facilities past due 90 to 180 days	30	60	30	39	84

        Further analysis of non-accrual loans at year end and interest income received and foregone under the Australian Prudential Regulation Authority asset quality disclosure guidelines is as follows for the Group, for each of the last three years ended September 30:

	2002			2001			2000
	Gross $m	Specific provision $m	Net $m	Gross $m	Specific provision $m	Net $m	Gross $m	Specific provision $m	Net $m
Non-accrual loans with provisions and:
No performance
Australia	449	275	174	502	299	203	251	186	65
Overseas	458	178	280	495	180	315	370	169	201

	907	453	454	997	479	518	621	355	266

Partial performance
Australia	—	—	—	—	—	—	—	—	—
Overseas	4	1	3	6	2	4	48	8	40

	4	1	3	6	2	4	48	8	40

Full performance
Australia	74	24	50	119	26	93	30	10	20
Overseas	68	22	46	54	21	33	248	69	179

	142	46	96	173	47	126	278	79	199

Non-accrual loans without provisions and:
No performance
Australia	329	—	329	303	—	303	260	—	260
Overseas	142	—	142	206	—	206	224	—	224

	471	—	471	509	—	509	484	—	484

Full performance
Australia	36	—	36	35	—	35	27	—	27
Overseas	30	—	30	12	—	12	9	—	9

	66	—	66	47	—	47	36	—	36

Total non-accrual loans	1,590	500	1,090	1,732	528	1,204	1,467	442	1,025

	Group
	2002 $m	2001 $m	2000 $m
Interest income received and foregone
Interest and other income received and taken to the profit and loss account on non-accrual loans and restructured loans
Australia	11	12	10
Overseas	5	4	13

	16	16	23

Net interest and other income foregone on non-accrual loans and restructured loans
Australia	63	54	49
Overseas	29	40	48

	92	94	97

Additional information in respect of impaired assets
Fair value of security(1)
Non-accrual loans
Australia	440	420	322
Overseas	448	515	629

	888	935	951

Loans newly classified into impaired asset categories during the year
Australia	965	1,154	510
Overseas	526	403	514

	1,491	1,557	1,024

(1)
Fair value of security is the amount for which that security could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's length transaction. Amounts of security held in excess of the outstanding balance of individual non-accrual or restructured loans are not included in this table.

19    Mortgage servicing rights

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Opening balance	5,445	8,226	—	—
Additions	671	2,700	—	—
Sale of servicing rights	(397)	—	—	—
Deferred hedge gains applied(1)	(2,219)	(1,771)	—	—
Amortisation	(1,193)	(1,252)	—	—
Impairment loss(2)	—	(1,643)	—	—
Foreign currency translation adjustments	(513)	621	—	—

	1,794	6,881	—	—

Deduct: Provision for valuation adjustment(2)	—	(1,436)	—	—

Total mortgage servicing rights	1,794	5,445	—	—

(1)
Refer to note 46 for information on derivative financial instruments used to hedge mortgage servicing rights.

(2)
Refer to note 5(a).

        On August 27, 2002, the Group entered into a contact for the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) which included the sale of all mortgage servicing rights and associated derivative financial instruments used to hedge mortgage servicing rights (refer to note 5(a)). This transaction settled on October 1, 2002. This asset is no longer recognised on the Group's statement of financial position from that date.

20    Shares in entities and other securities

Shares in controlled entities
At cost	—	—	11,581	11,513
Deduct: Provision for diminution in value	—	—	(114)	(66)

	—	—	11,467	11,447

Shares in other entities
At cost	668	612	485	485
Deduct: Provision for diminution in value	(70)	(62)	(26)	(26)

	598	550	459	459

Units in unlisted trusts (at cost)	601	862	—	—

Total shares in entities and other securities	1,199	1,412	11,926	11,906

Market value information
Shares in other entities	942	790	783	692
Units in unlisted trusts	601	862	—	—

Total shares in entities and other securities at market value	1,543	1,652	783	692

21    Regulatory deposits

Central banks overseas	129	98	38	20

Total regulatory deposits	129	98	38	20

22    Property, plant and equipment

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Land and buildings
Freehold
At cost (acquired subsequent to previous valuation date)	25	46	—	—
At directors' valuation 2002	546	—	32	—
At directors' valuation 2001	—	702	—	43
Leasehold
At cost (acquired subsequent to previous valuation date)	20	21	20	19
At directors' valuation 2002	93	—	—	—
At directors' valuation 2001	—	91	—	—
Deduct: Accumulated depreciation and amortisation on buildings	(21)	(27)	(4)	(2)

	663	833	48	60

Leasehold improvements
At cost	764	725	544	515
Deduct: Accumulated amortisation	(380)	(335)	(270)	(239)

	384	390	274	276

Furniture, fixtures and fittings and other equipment
At cost	793	780	120	122
Under finance lease	25	27	—	—
Deduct: Accumulated depreciation and amortisation	(469)	(478)	(86)	(86)

	349	329	34	36

Data processing equipment
At cost	1,498	1,541	681	678
Under finance lease	32	32	7	11
Deduct: Accumulated depreciation and amortisation	(1,170)	(1,096)	(481)	(424)

	360	477	207	265

Application software
At cost	1,054	954	740	597
Deduct: Accumulated amortisation	(170)	(114)	(102)	(57)

	884	840	638	540

Total property, plant and equipment	2,640	2,869	1,201	1,177

Reconciliations of movements in property, plant and equipment
Land and buildings
Balance at beginning of year	833	936	60	61
Additions	34	41	4	18
Net amount of revaluation increments less decrements(1)	9	6	(3)	—
Disposals	(152)	(60)	(11)	(18)
Depreciation and amortisation	(22)	(25)	(1)	(3)
Net foreign currency movements arising from self-sustaining foreign operations	(19)	65	(1)	2
Sale of operating assets(2)	(20)	—	—	—
Sale of foreign controlled entities	—	(130)	—	—

Balance at end of year	663	833	48	60

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Leasehold improvements
Balance at beginning of year	390	377	276	267
Additions	68	89	39	51
Disposals	(6)	(7)	(3)	(6)
Amortisation	(57)	(57)	(38)	(36)
Net foreign currency movements arising from self-sustaining foreign operations	(4)	8	—	—
Sale of operating assets(2)	(7)	—	—	—
Sale of foreign controlled entities	—	(20)	—	—

Balance at end of year	384	390	274	276

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Furniture, fixtures and fittings and other equipment
Balance at beginning of year	329	329	36	39
Additions	125	84	9	10
Disposals(3)	(5)	(12)	(1)	(3)
Depreciation and amortisation	(72)	(68)	(9)	(10)
Net foreign currency movements arising from self-sustaining foreign operations	(6)	21	(1)	—
Sale of operating assets(2)	(22)	—	—	—
Sale of foreign controlled entities	—	(25)	—	—

Balance at end of year	349	329	34	36

Data processing equipment
Balance at beginning of year	477	514	265	321
Additions	184	180	78	55
Disposals(3)	(101)	(34)	(38)	(24)
Depreciation and amortisation	(162)	(165)	(97)	(88)
Net foreign currency movements arising from self-sustaining foreign operations	(10)	15	(1)	1
Sale of operating assets(2)	(28)	—	—	—
Sale of foreign controlled entities	—	(33)	—	—

Balance at end of year	360	477	207	265

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Application software
Balance at beginning of year	840	281	540	144
Additions	380	647	254	441
Disposals(3)(4)	(147)	(18)	(103)	(15)
Amortisation	(106)	(65)	(53)	(30)
Net foreign currency movements arising from self-sustaining foreign operations	(13)	13	—	—
Sale of operating assets(2)	(70)	—	—	—
Sale of foreign controlled entities	—	(18)	—	—

Balance at end of year	884	840	638	540

(1)
The fair values of freehold and leasehold land and buildings have been determined by independent valuations. Such valuations were performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's length transaction at the valuation date (refer to note 1(v)).

(2)
The operating assets of HomeSide Lending, Inc. were sold on March 1, 2002 (refer to notes 4 and 5(b)).

(3)
Disposals include amounts written-off as part of the restructuring initiative of $132 million (refer to note 5(a)).

(4)
Includes write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million during 2002 (refer to note 5(a)).

23    Income tax assets

Future income tax benefits	1,292	1,296	741	674

Total income tax assets	1,292	1,296	741	674

Future income tax benefits comprise:
Specific provision for doubtful debts	93	78	98	82
General provision for doubtful debts	608	669	337	388
Other provisions	533	459	267	200
Statutory funds	4	4	—	—
Tax losses	54	86	39	4

Total future income tax benefits	1,292	1,296	741	674

Future income tax benefits not brought to account

        Future income tax benefits have not been brought to account for the following items as realisation of the benefits is not regarded as virtually certain:

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Capital gains tax losses(1)	1,110	3	—	—
Mortgage servicing rights impairment loss and provision for valuation adjustment(2)	—	820	—	—

(1)
Includes maximum Australian capital gains tax losses in relation to the sale of SR Investment, Inc. and the return of capital.

(2)
Reflected at the applicable income tax rate for HomeSide Lending, Inc. of 36.5%.

        These future income tax benefits will only be obtained if:

  •
  future assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised;

  •
  the conditions for deductibility imposed by tax legislation continue to be complied with; and

  •
  no changes in tax legislation adversely affect the Group in realising the benefit.

24    Goodwill

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
At cost	2,368	2,368	—	—
At recoverable amount(1)	—	—	—	—
Deduct: Accumulated amortisation	(1,593)	(1,492)	—	—

Total goodwill	775	876	—	—

(1)
On September 2, 2001, the directors of the Company determined that the carrying value of goodwill in relation to HomeSide Lending, Inc. exceeded its recoverable amount, based on their decision to value that controlled entity on an estimated market sale value basis. As a result, the carrying value of goodwill which arose on the acquisition of HomeSide Lending, Inc. of $858 million was fully written-off. The impairment loss recognised in 2001 due to the write-down was accounted for as a significant expense (refer to note 5(a)).

25    Other assets

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Accrued interest receivable	2,242	1,613	744	921
Prepayments	1,594	1,169	122	152
Receivables under contracts of sale	4	4	—	—
Fair value of trading derivative financial instruments	12,128	18,083	11,498	17,380
Receivables from liquidator(1)	32	35	32	35
Excess of net market value over net assets of life insurance controlled entities	5,174	5,281	—	—
Other life insurance assets(2)
Accrued income receivable	127	182	—	—
Outstanding premiums receivable	85	90	—	—
Unsettled investment transactions	481	197	—	—
Other	167	—	—	—
Other(3)	4,160	12,311	1,137	7,669

Total other assets	26,194	38,965	13,533	26,157

(1)
Represents the liquidators' estimate of the net return from entities placed in voluntary liquidation. Movements in the estimated net return other than liquidators' distributions are recognised in the profit and loss account.

(2)
Refer to note 1(p) for restrictions on assets of the life insurance business.

(3)
Includes prepaid pension costs, securities sold but not yet settled, and accrued fees receivable.

Excess of net market value over net assets of life insurance controlled entities

        Life insurance entities within the Group are required to value their investments in controlled entities at market value, with components of the change in the excess of net market value over net assets reflected on the Group's statement of financial performance (refer to note 1(x)). Valuations shown are directors' valuations. The valuations used are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast-Towers Perrin, using, for Australian and New Zealand entities, risk discount rates specified by the directors.

        The following table analyses the excess of net market value over net assets of National Australia Financial Management Limited's (NAFM) controlled entities as at September 30 for the years shown. These controlled entities include MLC Limited, MLC Lifetime Company Limited and overseas life insurance entities. The net market value and net assets of NAFM are not included in this table.

	Group 2002			Group 2001
	Net market value(1) $m	Net assets $m	Excess of net market value over net assets $m	Net market value(1) $m	Net assets $m	Excess of net market value over net assets $m
Insurance(2)	2,444	444	2,000	2,349	235	2,114
Investments(2)	3,847	694	3,153	3,694	251	3,443
Other	184	163	21	(52)	224	(276)

Total	6,475	1,301	5,174	5,991	710	5,281

(1)
Significant assumptions used in the valuation basis underlying the directors' valuations include:

(2)
The lines of business have been presented under Wealth Management's new business segmentation. 2001 comparatives have been restated to reflect the current basis of segmentation.

•	the valuations are based on the present value of estimated after-tax distributable profits together with the present value of 70% of attaching imputation credits in the case of Australian entities;
		2002	2001
•	present values have been determined at the following risk discount rates:
	Life insurance business within Australia	11%	11%
	Funds management business within Australia	11-12%	11-12.25%
	Business written in British pounds within the UK	10%	n/a
	Business written in NZ dollars within New Zealand	11.75-12.75%	n/a
	Life insurance business written in US dollars within Indonesia	12.5%	11.5%
	Life insurance business written in Indonesian rupiah within Indonesia	20.5%	20.5%
	Life insurance business written in US dollars within Hong Kong	12.5%	12.5%
	Life insurance business written in Hong Kong dollars within Hong Kong	12.5%	12.5%
•
	and in the case of the life insurance entities, the value of future new business has been determined by applying a multiplier to the value of one year's sales. The average multipliers used were as follows:
	Life insurance business in Australia	10.1	10.5
	Funds management business within Australia	8.7	8.6
	Business written in UK	n/a	n/a
	MLC (Hong Kong) Limited	9.0	9.4
	PT MLC Life Indonesia	4.6	7.0
	Business written in New Zealand	8.1	n/a.

        The following table provides explanation of the changes in the Group's excess of net market value over net assets of NAFM's controlled entities from 2001 to 2002:

	Increase/ (decrease) in value of inforce business $m	Increase in value of future new business $m	Increase/(decrease) in value of future synergy benefits $m	Decrease in excess on internal restructure(2) $m	Total increase/ (decrease) in excess of net market value over net assets $m
Insurance(1)	(84)	2	(32)	—	(114)
Investments(1)	(152)	297	(435)	—	(290)
Other	297	—	—	(48)	249

Total	61	299	(467)	(48)	(155)

(1)
The lines of business have been presented under Wealth Management's new business segmentation. 2001 comparatives have been restated to reflect the current basis of segmentation.

(2)
The excess of net market value over net assets is impacted by foreign exchange movements on market value due to intra-Group funding and surplus debt funding.

26    Due to other financial institutions

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Interest-bearing	3,171	2,224	3,171	2,224
Non-interest-bearing	26	16	26	16

	3,197	2,240	3,197	2,240

Overseas
Interest-bearing	39,839	39,708	36,558	36,734
Non-interest-bearing	243	925	228	885

	40,082	40,633	36,786	37,619

Total due to other financial institutions	43,279	42,873	39,983	39,859

27    Deposits and other borrowings

Australia
Deposits
Deposits not bearing interest	4,973	4,545	4,973	4,544
On-demand and short-term deposits(1)	40,378	42,370	40,379	42,370
Certificates of deposit	13,361	7,921	13,282	7,832
Term deposits	25,870	23,165	25,763	23,058
Borrowings	10,308	8,722	10,306	8,705

	94,890	86,723	94,703	86,509

Overseas
Deposits
Deposits not bearing interest	8,699	7,533	686	539
On-demand and short-term deposits(1)	45,333	40,931	6,711	3,068
Certificates of deposit	22,739	22,563	20,243	19,311
Term deposits	27,442	27,797	12,542	13,645
Borrowings	7,761	5,418	—	—

	111,974	104,242	40,182	36,563

Total deposits and other borrowings	206,864	190,965	134,885	123,072

(1)
Deposits available on demand or lodged for periods of less than 30 days.

        Funds are derived from well-diversified resources spread over the following geographic locations. Concentrations of deposits and other borrowings by geographical location are based on the geographical location of the office in which the deposits and other borrowings are recognised.

Australia	94,890	86,723
Europe	73,176	68,166
New Zealand	20,901	19,318
United States	14,282	13,166
Asia	3,615	3,592

Total deposits and other borrowings	206,864	190,965

Maturities of deposits

        The following table shows the maturity profile of the Group's certificates of deposit and time deposits at September 30, 2002:

	0 to 3 months $m	3 to 6 months $m	6 to 12 months $m	Over 12 months $m	Total $m
Australia
Certificates of deposit	10,761	1,615	914	71	13,361
Time deposits	17,511	98	66	8,195	25,870

	28,272	1,713	980	8,266	39,231

Overseas
Certificates of deposit	12,850	4,936	4,309	644	22,739
Time deposits	20,448	2,917	1,449	2,629	27,442

	33,298	7,853	5,758	3,273	50,181

Total certificates of deposit and time deposits	61,570	9,566	6,738	11,539	89,412

Short-term borrowings

        Short-term borrowings of the Group consist of commercial paper programs of National Australia Funding (Delaware), Inc., HomeSide Lending, Inc. (for 2001 and 2000 years only) and Bank of New Zealand. The following table sets forth information concerning the Group's short-term borrowings for each of the last three years ended September 30:

	2002 $m	2001 $m	2000 $m
Commercial paper
Balance outstanding at balance date	7,091	4,965	9,625
Maximum outstanding at any month end	10,112	14,216	9,671
Approximate average amount outstanding during the year	5,614	9,557	6,698
Approximate weighted average interest rate on:
Balance outstanding at balance date (per annum)	1.3%	8.0%	4.4%
Average amount outstanding during the year (per annum)	1.5%	4.1%	6.5%

28    Life insurance policy liabilities

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Business valued by projection method
Value of future policy benefits	5,051	5,079	—	—
Future bonuses	698	1,125	—	—
Value of future expenses	831	846	—	—
Future profit margins	714	746	—	—
Value of future premiums	(3,726)	(3,568)	—	—

Total business valued by projection method	3,568	4,228	—	—

Business valued by accumulation method
Value of future policy benefits	27,268	26,412	—	—
Future charges for acquisition costs	(536)	(581)	—	—

Total business valued by accumulation method	26,732	25,831	—	—

Unvested policyholder benefits	125	198	—	—

Total policy liabilities(1)	30,425	30,257	—	—

(1)
Included in the above policy liabilities are capital guarantees of $4,303 million (2001: $4,682 million) provided on annuity products, money invested in the cash options of investment-linked business, whole of life and endowment policies and investment account policies.

        The calculation of policy liabilities is subject to various actuarial assumptions which are summarised in note 57. All policy liabilities relate to the business conducted in the statutory funds, including international life insurance funds, and will be settled from the assets of each statutory fund (refer to note 1(aa)).

29    Income tax liabilities

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Provision for income tax	689	781	520	29
Provision for deferred income tax	920	1,794	294	447

Total income tax liabilities	1,609	2,575	814	476

Provision for deferred income tax comprises:
Lease finance	107	130	92	109
Leveraged leasing	74	124	74	123
Depreciation	85	86	29	19
Statutory funds	(59)	129	—	—
Other timing differences	713	1,325	99	196

Total provision for deferred income tax	920	1,794	294	447

30    Provisions

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Final dividend(1)	1,151	1,054	1,151	1,054
Employee entitlements	528	495	450	418
Non-lending losses/contingencies	146	84	113	53
Restructuring costs(2)	347	111	191	78
Specific provision for off-balance sheet credit-related commitments	105	78	104	76
Other	532	618	114	76

Total provisions	2,809	2,440	2,123	1,755

Provision for restructuring costs comprises:
Termination benefits and outplacement	236	27	120	17
Occupancy	86	61	51	41
Other	25	23	20	20

Total provision for restructuring costs	347	111	191	78

(1)
Refer to accounting developments in the financial review for details regarding the recognition of a provision for dividend in future financial years.

(2)
Refer to note 5(a) for further details regarding significant restructuring costs.

31    Bonds, notes and subordinated debt

Medium-term notes	15,907	17,557	14,556	13,985
Other senior notes	90	418	90	418
Subordinated medium-term notes	5,662	6,250	5,662	6,250
Other subordinated notes	530	750	530	750

Total bonds, notes and subordinated debt	22,189	24,975	20,838	21,403

Add: Net premiums and deferred gains	3	9	3	9

Total net bonds, notes and subordinated debt	22,192	24,984	20,841	21,412

        The maturity analysis of bonds, notes and subordinated debt based on remaining maturity is set out in note 41.

Medium-term notes

        The Group operates a number of medium-term notes programs:

  •
  under the Euro medium-term notes program of the Company, notes may be issued up to an aggregate amount of US$15 billion for terms of three months or more. At September 30, 2002, the Company had US$7.92 billion outstanding under this program;

  •
  under the US medium-term notes program of the Company, notes may be issued up to an aggregate amount of US$5 billion. As at September 30, 2002, the Company had US$2.4 billion outstanding under this program;
  •
  under the medium-term notes program through the Company's New York branch, notes may be issued up to an aggregate amount of US$1 billion for terms of nine months or more. At September 30, 2002, the Company had no outstanding issues under this program; and

  •
  under the HomeSide Lending, Inc. medium-term notes program, notes may be issued up to an aggregate amount of US$3.568 billion for terms of nine months or more. At September 30, 2002, the Group had US$735 million outstanding under this program. On August 27, 2002, the Group entered into a contract for the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) which included the sale of all outstanding medium-term notes under this issue (refer to note 5(a)). This transaction settled on October 1, 2002. This liability is no longer recognised on the Group's statement of financial position from that date.

        Outstanding medium-term notes issued by the Group pursuant to medium-term notes programs at September 30 were as follows:

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
AUD Euro medium-term notes(1)	1,025	1,029	1,025	1,029
EUR Euro medium-term notes(1)	1,719	556	1,719	556
GBP Euro medium-term notes(1)	2,304	816	2,304	816
HKD Euro medium-term notes(1)	1,483	2,109	1,483	2,109
JPY Euro medium-term notes(1)	310	349	310	349
NZD Euro medium-term notes(1)	692	656	692	656
SGD Euro medium-term notes(1)	166	58	166	58
USD Euro medium-term notes(1)	6,734	8,412	6,734	8,412
NOK Euro medium-term notes(1)	123	—	123	—
USD medium-term notes(2)	1,351	3,572	—	—

Total medium-term notes	15,907	17,557	14,556	13,985

(1)
Notes issued under the Company's Euro medium-term notes program.

(2)
Notes issued under the Group's US medium-term notes programs through HomeSide Lending, Inc.

Other senior notes

        The Group has conducted a number of stand-alone note issues.

        Outstanding other senior notes issued by the Group under stand-alone programs at September 30 were as follows:

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
AUD 100m 7.5% notes due 26/11/2001(1)	—	100	—	100
AUD 100m 7.25% notes due 5/02/2002(1)	—	100	—	100
CHF 100m 2.75% notes due 12/06/2002(1)	—	126	—	126
LUF 2,000m 6.875% notes due 30/12/2002(1)	90	92	90	92

Total other senior notes	90	418	90	418

(1)
Notes issued under the Company's stand-alone notes programs.

Subordinated notes

        Certain notes are subordinated in right of payment to the claims of depositors and all other creditors of the Company. Subordinated notes with an original maturity of at least five years constitute Tier 2 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes.

Subordinated medium-term notes

        Subordinated notes have been issued under the Euro medium-term notes and the US medium-term notes programs of the Company, described above.

        Outstanding subordinated medium-term notes issued by the Company under medium-term notes programs as at September 30 were as follows:

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
USD subordinated Euro medium-term notes(1)
USD 30m subordinated Euro medium-term notes due 20/11/2007	55	61	55	61
USD 200m subordinated Euro medium-term notes due 23/01/2008	368	406	368	406
USD 150m subordinated Euro medium-term notes due 15/09/2008	276	304	276	304
USD 100m subordinated Euro medium-term notes due 15/06/2009	184	203	184	203
USD 200m subordinated Euro medium-term notes due 8/05/2011	368	406	368	406
USD subordinated medium-term notes(2)
USD 400m subordinated medium-term notes due 10/12/2007	735	812	735	812
USD 400m subordinated medium-term notes due 10/12/2007	735	812	735	812
USD 700m subordinated medium-term notes due 19/05/2010	1,287	1,420	1,287	1,420
USD 900m subordinated medium-term notes due 19/05/2010	1,654	1,826	1,654	1,826

Total subordinated medium-term notes	5,662	6,250	5,662	6,250

(1)
Notes issued under the Company's Euro medium-term notes program.

(2)
Notes issued under the Company's US medium-termnotes program.

Other subordinated notes

        The Company has conducted a number of stand-alone subordinated note issues.

        Outstanding other subordinated notes issued by the Company under stand-alone programs as at September 30 were as follows:

AUD 22m subordinated floating rate notes due 8/06/2004(1)	22	22	22	22
AUD 25m subordinated floating rate notes due 8/06/2006(1)	25	25	25	25
AUD 250m subordinated floating rate notes due 25/11/2007	250	250	250	250
AUD 150m 6.25% subordinated notes due 25/11/2007	150	150	150	150
AUD 43m subordinated floating rate notes due 8/06/2008 (1)	43	43	43	43
AUD 20m 7.5% subordinated notes due 15/12/2027	20	20	20	20
AUD 20m 7.5% subordinated notes due 15/06/2028	20	20	20	20
USD 108.533m subordinated floating rate notes due 30/08/2002	—	220	—	220

Total other subordinated notes	530	750	530	750

(1)
These extendable notes were initially issued with a maturity of June 8, 2000. $110 million were redeemed on June 10, 1997. As from June 8, 2001, $22 million have a maturity date of June 8, 2004, $25 million have a maturity date of June 8, 2006 and the remaining $43 million have a maturity date of June 8, 2008.

32    Other debt issues

Perpetual floating rate notes	460	507	460	507
Exchangeable capital units	1,262	1,262	—	—
Fixed rate securities	144	216	—	—

Total other debt issues	1,866	1,985	460	507

Perpetual floating rate notes

        On October 9, 1986, the Company issued US$250 million (A$460 million) undated subordinated floating rate notes. Interest is payable semi-annually in arrears in April and October at a rate of 0.15% per annum above the arithmetic average of the rates offered by the reference banks for six month US dollar deposits in London.

        The notes are unsecured obligations of the Company, subordinated in that:

  •
  payments of principal and interest on the notes will only be payable to the extent that, after such payment, the Company remains solvent;

  •
  the payment of interest will also be optional if a dividend has not been declared, paid or made in the preceding 12 months; and

  •
  in the event of the winding-up of the Company, the rights of the noteholders will rank in preference only to the rights of preferred and ordinary shareholders and creditors whose claims rank, or are expressed to rank, after the noteholders and couponholders.

        The notes have no final maturity. All or some of the notes may be redeemed at the option of the Company with the prior consent of the Australian Prudential Regulation Authority (APRA).

Exchangeable capital units

        On March 19, 1997, National Australia Capital Securities (UK) PLC, a controlled entity, received funds following the issue of 40 million exchangeable capital units at US$25 each with a cumulative return of 7 7/8% per annum. Under the terms of the exchangeable capital units, the Company has the option to require the exchange of all, but not part, of the exchangeable capital units at any time for 7 7/8% convertible non-cumulative preference shares of the Company. Holders of the exchangeable capital units or the convertible non-cumulative preference shares have the option at any time to exchange their holdings for ordinary shares of the Company (or, at the Company's option, cash) initially at the rate of 1.6365 ordinary shares per exchangeable capital unit or convertible non-cumulative preference share, subject to anti-dilution provisions.

        As a result of a holder of exchangeable capital units exercising the option to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at September 30, 2002 is 39,999,800.

        The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after March 19, 2007, with the prior consent of APRA.

Fixed rate securities

        MLC Limited has US$75 million (A$144 million) (2001: US$100 million, A$216 million) of funds raised through the issue of subordinated securities in a global offering outside Australia. The securities have a fixed coupon of 7.53% per annum until July 2004, have no stated maturity and are redeemable at the option of MLC Limited. Of this debt, US$32 million (A$63 million) (2001: US$57 million, A$124 million) resides in the shareholders' fund of MLC Limited and supports the investment in HK MLC Holdings Limited. The balance of the debt is held in the statutory funds of MLC Limited. The subordinated debt is measured at net present value of the payments to the next restatement date, July 14, 2004.

33    Other liabilities

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Accrued interest payable	1,962	2,053	872	1,191
Fair value of trading derivative financial instruments	12,000	18,871	11,293	18,046
Notes in circulation	2,579	2,122	—	—
Other life insurance liabilities (1)
Unsettled investment liabilities	935	927	—	—
Outstanding policy claims	84	12	—	—
Reinsurance creditors	84	9	—	—
Other	221	91	—	—
Other	7,753	11,646	2,184	4,894

Total other liabilities	25,618	35,731	14,349	24,131

(1)
Life insurance statutory fund liabilities are quarantined and will be settled from the assets of the statutory funds (refer to note 1(p)).

34    Contributed equity

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Issued and paid-up share capital
Ordinary shares, fully paid	7,256	8,050	7,180	7,256	8,050
Ordinary shares, partly paid to 25 cents	—	—	—	—	—
Preference shares, fully paid	730	730	730	730	730
Other contributed equity
National Income Securities	1,945	1,945	1,945	1,945	1,945

	9,931	10,725	9,855	9,931	10,725

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Reconciliations of movements in contributed equity
Ordinary share capital
Balance at beginning of year	8,050	7,180	6,611	8,050	7,180
Shares issued
Dividend reinvestment plan	323	610	370	323	610
Staff share ownership plan(1)	—	—	2	—	—
Executive option plan	—	10	44	—	10
Executive option plan no. 2(1)	81	195	84	81	195
Share purchase plan	47	52	66	47	52
Paying up of partly paid shares	3	3	3	3	3
Shares bought back	(1,248)	—	—	(1,248)	—

Balance at end of year	7,256	8,050	7,180	7,256	8,050

        The number of ordinary shares on issue for the last three years at September 30 was as follows:

	Company
	2002 No. "000	2001 No. "000	2000 No. "000
Ordinary shares, fully paid
Balance at beginning of year	1,550,303	1,514,361	1,484,080
Shares issued
Dividend reinvestment plan	9,812	19,185	15,018
Bonus share plan	2,613	2,655	3,367
Staff share ownership plan(1)	623	105	68
Staff share allocation plan(1)	734	666	2
Executive option plan	—	807	3,655
Executive option plan no. 2(1)	4,235	10,389	5,043
Share purchase plan	1,399	1,657	2,663
Paying up of partly paid shares	352	478	465
Shares bought back	(36,151)	—	—

	1,533,920	1,550,303	1,514,361

Ordinary shares, partly paid to 25 cents
Balance at beginning of year	1,272	1,750	2,215
Paying up of partly paid shares	(352)	(478)	(465)

	920	1,272	1,750

Total number of ordinary shares on issue at end of year	1,534,840	1,551,575	1,516,111

(1)
Refer to note 39 for details on employee share and option plans.

        Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share on a show of hands or, on a poll, one vote for each fully paid ordinary share held at shareholders' meetings.

        In the event of a winding-up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

        Between December 2001 and September 2002, the Company completed an on-market buy-back of 36,150,513 fully paid ordinary shares, representing 2.4% of fully paid ordinary shares on issue. The total consideration of shares bought back on market was $1,248 million, being an average, including incidental costs, of $34.52 per share. The highest price paid was $36.05 and the lowest price paid was $31.00.

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Preference shares
Balance at beginning of year	730	730	730	730	730

Balance at end of year	730	730	730	730	730

        On September 30, 1998, a total of 32,008,000 fully paid non-converting non-cumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrSSM preference shares) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preferred Shares™ (TrUEPrS) by the NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company. The underwriters with respect to the TrUEPrS issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS (and accordingly, in the issue of a further 4,000,000 TrUEPrS preference shares).

        The holders of TrUEPrS receive distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis. On December 31, 2047, or the earlier occurrence of certain other exchange events, the holders of TrUEPrS can be required to exchange their TrUEPrS for American depositary shares representing TrUEPrS preference shares, or for cash in some limited circumstances. Until that time, the TrUEPrS preference shares do not pay dividends. After such an exchange event occurs, the TrUEPrS preference shares will automatically convert into non-cumulative preference shares of the company paying a dividend of 8% per annum, if declared.

        If a dividend is not paid on the TrUEPrS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the TrUEPrS preference shares.

        Holders of the TrUEPrS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

        The TrUEPrS preference shares are redeemable, in certain limited circumstances, prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company's election at a redemption price of US$12.50 plus accrued dividends, if any. The terms of the TrUEPrS preference shares also provide, subject to certain conditions, for a reduction of the share capital of the TrUEPrS preference shares of US$12.49, followed by a redemption of the outstanding share capital attributed to those shares of US$0.01, and for holders to accept a buy-back offer, if made by the Company at a price of US$12.50 plus accrued dividends, if any, for each TrUEPrS preference share.

        In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shareholders. After certain exchange events occur (as referred to above), TrUEPrS preference shares will rank in priority to ordinary shares and equally with other preference shares as to dividends. Presently, the Company's other preference shares consist of the preference shares issued in connection with National Income Securities, which are described below. Preference shares may also be issued by the Company in connection with its exchangeable capital units.

        TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
National Income Securities
Balance at beginning of year	1,945	1,945	1,945	1,945	1,945

Balance at end of year	1,945	1,945	1,945	1,945	1,945

        On June 29, 1999, the Company issued 20 million National Income Securities (NIS) at A$100 each. These securities are stapled securities, comprising one fully paid note of A$100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share). The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs. If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share. The transfer of the note to the Company will satisfy the holder's obligation to pay up the amount on the NIS preference share. The holder will then hold a fully paid NIS preference share.

        Each holder of NIS is entitled to non-cumulative distributions based on a rate equal to the Australian 90 day bank bill rate plus 1.25% per annum, payable quarterly in arrears commencing on August 15, 1999. A minimum interest rate of at least 6% per annum was payable until May 15, 2000. Holders of NIS preference shares are not entitled to dividends until the NIS preference shares become fully paid. If the NIS preference shares become fully paid, holders will receive, if declared, a dividend calculated at the same rate and payable on the same basis as for the NIS.

        If a dividend is not paid on the NIS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the NIS preference shares.

        Holders of the NIS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per NIS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the NIS preference shares.

        With the prior consent of the Australian Prudential Regulation Authority, the Company may redeem each note for A$100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration. This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

        NIS have no maturity date, are quoted on the stock market of Australian Stock Exchange Limited and on a winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders. In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in a winding-up (as specified in accordance with the Company's constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares. Presently, the only other class of preference shares on issue are the preference shares issued in connection with the TrUEPrS, which are described above, and which rank equally with the NIS preference shares with respect to priority on payment in a winding-up. Preference shares may also be issued by the Company in connection with the exchangeable capital units.

35    Reserves

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
General reserve	856	649	422	11	9
Asset revaluation reserve	7	16	14	8	5
Foreign currency translation reserve	1,242	1,762	1,570	54	80

Total reserves	2,105	2,427	2,006	73	94

Reconciliations of movements in reserves
General reserve
Balance at beginning of year	649	422	163	9	8
Transfers from retained profits	207	227	259	2	1

Balance at end of year	856	649	422	11	9

        The general reserve includes statutory funds' retained profits from the Group's life insurance business. Profits from the statutory funds are not immediately available for distribution. These profits will only be available after the respective life company's board has approved the transfer of surpluses from the statutory funds to the shareholders' fund.

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Asset revaluation reserve
Balance at beginning of year	16	14	—	5	134
Net effect on adoption of AASB 1041 "Revaluation of Non-Current Assets"	—	—	—	—	(125)
Net increment on revaluation of land and buildings	9	8	29	3	2
Transfers to retained profits	(18)	(6)	(15)	—	(6)

Balance at end of year	7	16	14	8	5

        The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with Australian Accounting Standard AASB 1041 "Revaluation of Non-Current Assets".

Foreign currency translation reserve
Balance at beginning of year	1,762	1,570	639	80	88
Currency translation adjustments	(520)	1,380	931	—	19
Transfers to retained profits	—	(70)	—	(26)	(27)
Transfer to retained profits on sale of foreign controlled entity	—	(1,118)	—	—	—

Balance at end of year	1,242	1,762	1,570	54	80

        The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

36    Retained profits

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Balance at beginning of year	10,337	9,500	8,432	7,083	5,699
Net profit attributable to members of the Company	3,373	2,083	3,239	2,502	3,494
Net effect on adoption of AASB 1038 "Life Insurance Business"	—	—	58	—	—
Transfers to general reserve	(207)	(227)	(259)	(2)	(1)
Transfers from asset revaluation reserve	18	6	15	—	6
Transfer from foreign currency translation reserve on sale of foreign controlled entity	—	1,118	—	—	—
Transfers from foreign currency translation reserve	—	70	—	26	27
Dividends paid or provided for	(2,266)	(2,080)	(1,858)	(2,266)	(2,080)
Dividend provision not required	80	80	71	80	80
Distributions on other equity instruments	(187)	(213)	(198)	(117)	(142)

Balance at end of year	11,148	10,337	9,500	7,306	7,083

Comprehensive income

        The Group reports total comprehensive income in accordance with the disclosure requirements of US accounting standard Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income". Comprehensive income is defined as the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes net profit plus all other changes in equity during a reporting period except those resulting from investments by owners and distributions to owners.

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Net profit attributable to members of the Company	3,373	2,083	3,239	2,502	3,494

Other comprehensive income
Asset revaluation reserve	(9)	2	14	3	(129)
Foreign currency translation reserve	(520)	192	931	(26)	(8)

Total other comprehensive income	(529)	194	945	(23)	(137)

Total comprehensive income	2,844	2,277	4,184	2,479	3,357

37    Outside equity interest

Contributed equity	68	74	56	—	—
Retained profits/(accumulated losses)	(1)	(6)	(10)	—	—

Total outside equity interest	67	68	46	—	—

38    Total equity reconciliation

Balance at beginning of year	23,557	21,407	18,520	17,902	15,784
Total changes in equity recognised in the statement of financial performance	2,862	3,471	4,257	2,505	3,390
Transactions with owners as owners
Contributions of equity	454	870	569	454	870
Share buy-back	(1,248)	—	—	(1,248)	—
Dividends(1)	(2,186)	(2,000)	(1,787)	(2,186)	(2,000)
Distributions on other equity instruments	(187)	(213)	(198)	(117)	(142)
Total changes in outside equity interest	(1)	22	46	—	—

Balance at end of year	23,251	23,557	21,407	17,310	17,902

(1)
Comprises dividends paid or provided for net of dividend provisions not required.

39    Employee share, bonus and option plans

        (a)    National Australia Bank Staff Share Ownership Plan (staff share ownership plan)

        The staff share ownership plan was approved by shareholders by special resolution in January 1997. Details of issues and acquisitions are set out in table 1, below.

        This plan provides for the Board to invite any employee or non-executive director of the Group to participate in an offer under this plan. The Board may also invite any employee to apply for a loan to acquire shares or offer to have the Company provide funds to acquire shares subject to the provisions of applicable laws and regulations (including the US Sarbanes-Oxley Act of 2002). The Board determines the number of shares to be offered, the offer price per share and the offer period. The Company may provide funds for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees or non-executive directors (if required). The trustee must subscribe for or purchase the shares within a predetermined timeframe.

        Shares acquired under this plan will be held in trust and may not be dealt with by the employee or non-executive director until a prescribed period after they were acquired, unless otherwise determined by the Board. Certain of the shares may also be forfeited in certain limited circumstances.

        If shares are acquired using a loan under this plan, the shares are held in trust until the loan is repaid. The loan is provided at no interest and the loan will be repaid by the dividends from the shares. The loan must be repaid if the employee ceases employment with the Group. An employee may direct the trustee to sell the shares to satisfy this repayment obligation. If the proceeds of the sale are insufficient to fully repay the outstanding loan balance, the Company will forgive the difference.

        A number of offers were made under this plan in 2002:

  •
  shares are provided to non-executive directors as part of their remuneration, rather than payment of cash. Every six months, at least 10% and up to 40% of their remuneration for that fee period is provided as shares acquired under this plan;

  •
  the Wealth Management ownership offer provides for Wealth Management employees to receive up to 5% of their notional benefit salary in shares under this plan, based on length of service (continuing an arrangement in place prior to acquisition of the MLC group), issued bi-annually;

  •
  as part of the acquisition, certain employees of the MLC group were paid retention/transition benefits to remain within the Group. Employees were able to express a preference to receive all or part of these benefits in shares in accordance with the plan terms in January 2002. A final offer was made in July 2002;

  •
  permanent Wealth Management employees participate in a value share program that rewards them for their contribution to the improvement in the value of Wealth Management. Eligible employees were able to express a preference to be provided all these rewards in shares issued bi-annually in accordance with the terms of this plan;

  •
  certain Wealth Management employees may be provided a performance reward for individual or team contribution to the overall performance of Wealth Management. Eligible employees were able to express a preference to be provided all (or, in some cases, some) of these rewards in shares in accordance with the terms of this plan; and

  •
  the MLC group acquired an interest in Medfin Australia Pty Ltd (Medfin) prior to the acquisition of the MLC group by the Group. Subsequently, the remaining share capital of Medfin has been acquired by the Group, which resulted in an obligation to provide retention benefits to Medfin employees by way of shares in the Company. The last Medfin offer will be September 2003.

        Shares must not be issued under this plan if the total number of shares issued in the last five years under the Company's employee share or option plans and the total number of outstanding options issued under its plans, including the proposed offer, exceeds 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer. This calculation does not include offers made or shares or options acquired as a result of an offer made to a person situated outside Australia at the time of the offer or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company), otherwise than as a result of relief granted by the Australian Securities and Investments Commission (ASIC).

        (b)    National Australia Bank Staff Share Allocation Plan (staff share allocation plan)

        The staff share allocation plan was approved by shareholders by special resolution in January 1997. Details of issues and acquisitions are set out in table 1, below.

        This plan provides for the Board to invite any employee of the Group to participate in an offer under this plan. Under this plan, the Company provides funds (if required) for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees. The shares are held by the trustee for three years, or until the employee ceases employment with the Group. Employees may deal with the shares when the restrictions are released.

        Following the issue of the first National Economic Value Added (EVA®) shares on June 8, 2001, an extraordinary share offer under this plan was extended to those employees who were eligible for the first offer but for certain reasons were unable to accept the offer before it expired. So as not to disadvantage those employees, shares were issued to them on October 11, 2001 on the same terms as the first National EVA® share offer made during 2001. Eligible employees were offered up to $1,000 worth of shares for no consideration as a reward for the Group's performance in the 2000 year assessed against its EVA® target.

        In November 2001, under the terms of this plan, an EVA® share offer was made to all eligible employees (excluding employees in certain jurisdictions and Wealth Management employees for whom there were alternate arrangements) to acquire ordinary shares in the Company for no consideration. Eligible employees were offered up to $950 worth of shares as a reward for the Group's performance in the previous year, assessed against its EVA® target.

        It is intended that in 2003 an offer will be made to all eligible employees (excluding employees in certain jurisdictions and Wealth Management employees for whom there are alternate arrangements) to acquire approximately $960 worth of ordinary shares for no consideration, in line with the Group's performance against its 2002 EVA® target.

        Shares must not be offered under this plan if the total number of shares issued in the last five years under the Company's employee share or option plans and the total number of outstanding options issued under its plans, including the proposed offer, exceeds 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer. This calculation does not include offers made or shares or options acquired as a result of an offer made to a person situated outside Australia at the time of the offer or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company), otherwise than as a result of relief granted by ASIC.

        EVA® is a registered trademark of Stern Stewart & Co.

        (c)    Employee Share Savings Plan—United Kingdom and Republic of Ireland (employee share savings plan)

        The employee share savings plan was approved by shareholders in 1995. Shares acquired under this plan are shown in table 1, below. This plan ceased in March 2002, and has been replaced by the National Share Incentive Plan in the UK and amendments to the Republic of Ireland (ROI) Group Profit Sharing Scheme (refer below).

        Full-time and part-time employees of controlled entities in the UK and ROI with at least one full year's continuous service at the beginning of the savings period were eligible to participate in this plan. This plan allowed for savings out of salary (up to a maximum of 2%) by participating employees and the investment of those savings by the acquisition of fully paid ordinary shares in the Company. At the end of the savings period, the Company made a cash contribution sufficient to purchase an equivalent number of shares as that purchased from the accumulated savings of participation employees.

        This plan operated in six monthly savings periods beginning in February and August each year, with the final savings period from August 1, 2001 to January 30, 2002.

        (d)    National Share Incentive Plan—United Kingdom (share incentive plan)

        The share incentive plan was approved by the Board in March 2002 and is constituted under a trust deed made between the Company and National Australia Group SSP Trustee Limited (the trustee) dated March 26, 2002 and the rules of the share incentive plan. Within the framework of this plan, employees participate in the National Partnership Share Plan and the National EVA® share offer. Shares acquired under this plan are shown in table 1, below.

        Employees in the UK are entitled to purchase up to GBP1,500 worth of shares each year through the National Partnership Share Plan. Participants contribute up to 10% of their gross salary, each month, and the trustee uses the contributions to purchase shares in the Company which are then held in trust for the participants. Participants are entitled to receive dividends and exercise voting rights in respect of these shares and there is no risk of forfeiture. A participant's share must be withdrawn from this plan if that participant leaves employment of one of the relevant UK controlled entities for any reason.

        In addition, up to GBP3,000 of shares may be gifted to employees per annum through this plan. It is intended that ordinary shares of approximately A$960 will be gifted to employees in the 2003 year as part of the National EVA® share offer. These shares are subject to a minimum three year holding period during which time the shares can be forfeited if the participant is summarily dismissed. Otherwise, a participant's shares must be withdrawn from this plan when they leave the relevant employment. Again, participants are entitled to receive dividends and exercise voting rights whilst they are members of this plan.

        In both the case of the National Partnership Share Plan and the National EVA® share offer, the shares will only be free of UK income tax and UK National Insurance contributions if the shares are retained in the share incentive plan for five years (except if they are withdrawn earlier for certain specified reasons eg. death, redundancy or disability).

        The Company may also offer up to two matching shares for each partnership share purchased by the participant under the National Partnership Share Plan. This facility has not so far been offered and there are no proposals to offer matching shares at the present time.

        (e)    Group Profit Sharing Scheme—Republic of Ireland (profit sharing scheme)

        The profit sharing scheme was approved by shareholders in January 1996 and is constituted under a trust deed made between the Company and National Australia Group SSP (Republic of Ireland) Trustee Limited (the trustee) dated January 30, 1996. This scheme was amended by the Company's Board in September 2002 to facilitate the introduction of the National EVA® share offer and Salary Forgone program for the Group's Republic of Ireland (ROI) employees. No employee share allocations have been made under this plan to date.

        The plan amendments allow for the extension of the National EVA® share offer to ROI employees on similar terms as the National EVA® share offer in Australia and the UK as described above. It is intended that ordinary shares of approximately A$960 will be gifted to ROI employees in the 2003 year as part of the offer.

        The Salary Forgone program enables the Group's ROI employees to save on a monthly basis from their pre-tax salary and to acquire ordinary shares in the Company with these funds. The number of shares made available to employees is a function of their monthly contribution (subject to prescribed limits), the Company's share price at the time shares are acquired and the applicable Australian dollar to euro exchange rate with the number of shares being restricted by reference to the number and share price of the shares allocated under the National EVA® share offer.

        Eligibility for participation in the scheme is prescribed in the scheme rules. Employees who are ROI tax residents and have been employed within the Group for at least six months will be eligible to participate in the Salary Forgone program in any year during which there is an allocation of shares under the National EVA® share offer.

        (f)    National Australia Bank Executive Share Option Plan No. 2 (executive share option plan no. 2)

        The executive share option plan no. 2 was approved by shareholders by special resolution in January 1997 and options issued under this plan are shown in table 2, below.

        This plan provides for the Board to offer options to executives of the Group to subscribe for fully paid ordinary shares in the Company. Options must not be issued if the total number of shares issued in the last five years under the Company's employee share or option plans and the total number of outstanding options under its plans, including the proposed offer, exceeds 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer. This calculation does not include offers made or shares or options acquired as a result of an offer made to a person situated outside Australia at the time of the offer or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company) otherwise than as a result of relief granted by ASIC.

        During 2002, 11,263,500 share options were issued to 751 senior employees (2001: 13,258,500 share options issued to 2,525 senior employees).

        The options are issued free of charge to participants in this plan. Each option is to subscribe for one fully paid ordinary share in the Company. The exercise price per share for an option is the market price of the Company's fully paid ordinary shares as at the date the option was issued. The market price is the weighted average of the prices at which the Company's fully paid ordinary shares were traded on the stock market of Australian Stock Exchange Limited (ASX) in the one week up to and including the day of the issue of the option.

        Generally, these options may not be exercised before the third anniversary of their issue, and must be exercised before the fifth or eighth anniversary (depending on the particular terms of each option) of issue. The Board may determine such other terms for the issue of options consistent with the ASX Listing Rules and the terms of this plan.

        Options may, however, be exercised before the third anniversary of issue and notwithstanding the performance hurdle (described below) where an executive ceases employment with the Group as the result of death or total and permanent disablement. The Board may also allow the option holders to exercise the options irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

        Options will lapse if unexercised on or before their expiry date or, for options issued prior to November 1999, if the Board determines that the holder has acted fraudulently, dishonestly or in breach of the holder's obligations to any entity in the Group and for options issued after November 1999, 30 days after an executive ceases to be employed by the Group otherwise than as a result of death or total and permanent disablement.

        A loan may be available to executives if and when they wish to exercise their options subject to the provisions of applicable laws and regulations (including the US Sarbanes-Oxley Act of 2002). The rules of this plan provide that the rate of interest applicable to such a loan shall be the Company's base lending rate plus any margin determined by the Board. Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.

        Exercise of the options is subject to satisfaction of a performance hurdle. The performance hurdle for options issued after November 1999 is measured after the first three years by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest. Options become exercisable depending on the maximum total shareholder return of the Company relative to the total shareholder return of a group of companies during the relevant performance period. This group of companies is based on the top 50 companies listed on the ASX by market capitalisation (excluding the Company), determined at the date when the options are issued.

Table 1 Employee share plans

Current employee share plans(1)	Issue date	No. of eligible participants	Issue price(2)	No. of fully paid ordinary shares
Staff share ownership plan
2000	Nov 12, 1999	35,028	$24.01	5,333,720
2001 Non-executive directors' shares(3)	Mar 21, 2001	7	$28.81	3,132
2001 Wealth Management ownership offer	Jun 8, 2001	2,772	$33.72	91,909
2001 Wealth Management Medfin offer	Jun 8, 2001	35	$33.72	6,444
2001 Wealth Management transition benefits(4)	Aug 17, 2001	110	$34.04	34,351
2001 Non-executive directors' shares(3)	Aug 3, 2001	7	$33.05	3,485
2002 Wealth Management ownership program	Nov 9, 2001	3,044	$30.39	70,250
2002 Wealth Management value share offer	Nov 9, 2001	511	$30.39	20,225
2002 Wealth Management Medfin offer	Nov 9, 2001	32	$30.39	6,676
2002 Wealth Management performance reward	Dec 19, 2001	601	$30.97	281,458
2002 Wealth Management transition benefits(4)	Jan 11, 2002	68	$31.42	72,498
2002 Non-executive directors' shares	Mar 26, 2002	8	$34.48	4,532
2002 Wealth Management ownership offer	May 31, 2002	2,814	$36.06	72,764
2002 Wealth Management value share program	May 31, 2002	1,371	$36.06	48,381
2002 Wealth Management performance reward	May 31, 2002	21	$36.06	2,179
2002 Wealth Management transition benefits	Jul 8, 2002	39	$33.91	111,241
2002 Non-executive directors' shares	Aug 16, 2002	8	$34.51	4,701

Current employee share plans(1)	Issue date	No. of eligible participants	Issue price(2)	No. of fully paid ordinary shares
Staff share allocation plan
2000	Nov 12, 1999	35,028	$24.01	764,475
2001 National EVA® share offer	Jun 8, 2001	25,025	$33.72	665,500
2002 National EVA® extraordinary share offer	Oct 11, 2001	882	$28.39	30,870
2002 National EVA® share offer	Jan 4, 2002	24,227	$31.92	703,509

Employee share savings plan(4)
Aug 1, 1999 - Jan 31, 2000		12,694	$21.67	180,718
Feb 1, 2000 - Jul 31, 2000		12,911	$25.84	165,430
Aug 1, 2000 - Jan 31, 2001		12,599	$29.39	151,066
Feb 1, 2001 - Jul 31, 2001		12,386	$33.83	136,380
Aug 1, 2001 - Jan 31, 2002		12,562	$34.81	139,008

Share incentive plan(4)
May 1, 2002 - Sep 30, 2002 National Partnership Share Plan		12,587	$34.49	60,668

(1)
Under the ASX Listing Rules, options or shares may not be issued to company directors under an employee incentive scheme without specific shareholder approval. Shareholders approved the issue of options (and shares resulting from exercise of those options) to the then managing director at the relevant annual general meeting. At the Company's annual general meeting held in December 2000, shareholders approved the non-executive directors' share arrangement under the staff share ownership plan. Under this arrangement, shares are provided to non-executive directors as part of their remuneration, rather than receiving cash.

(2)
The issue price is the weighted average market price of the Company's ordinary shares that were traded on the ASX in the week up to and including the day on which the shares were issued.

(3)
6,617 shares were issued, of which 361 were forfeited upon resignation of a director.

(4)
These shares were purchased on-market.

Table 2 Executive share option plan no. 2

Issue date of options	Exercise period of options(1)	Exercise price of options	No. of options held at Sep 30, 2002	No. of options lapsed or cancelled during 2002(2)	No. of options exercised during 2002	No. of options held at Sep 30, 2001	No. of options lapsed or cancelled during 2001	No. of options exercised during 2001	Fair value of options as at grant date
Feb 27, 1997	Feb 27, 2000 - Feb 26, 2002	$16.62	—	—	890,500	890,500	—	3,661,800	$14,903,700
Feb 26, 1998	Feb 26, 2001 - Feb 25, 2003	$19.90	839,500	—	3,344,000	4,183,500	—	6,727,500	$39,294,080
Mar 19, 1999	Mar 19, 2002 - Mar 18, 2004	$28.23	12,295,000	—	—	12,295,000	60,000	—	$56,624,750
Aug 6, 1999	Aug 6, 2002 - Aug 5, 2004	$23.34	120,000	—	—	120,000	—	—	$589,200
Mar 23, 2000	Mar 23, 2003 - Mar 24, 2008	$21.29	9,978,500	205,000	—	10,183,500	374,500	—	$47,194,260
Sep 28, 2000	Sep 28, 2003 - Sep 27, 2008	$24.89	777,500	—	—	777,500	100,000	—	$5,168,475
Mar 23, 2001	Mar 23, 2004 - Mar 22, 2009	$27.85	11,383,500	375,500	—	11,759,000	322,500	—	$59,320,165
Sep 14, 2001	Sep 14, 2004 - Sep 13, 2009	$28.87	1,162,500	14,500	—	1,177,000	—	—	$6,238,100
Jun 14, 2002	Jun 14, 2005 - Jun 13, 2010	$36.14	11,261,000	2,500	—	—	—	—	$71,861,130

(1)
The latest date to exercise options is the last day of the exercise period.

(2)
For options issued before 2000, these options lapse on cessation of employment following a determination of the Board as such as provided for in the terms attaching to those options. For options issued from 2000 onwards, these options lapse 30 days after cessation of employment in accordance with their terms.

        The market price of the Company's shares at September 30, 2002 was $33.48 (2001: $25.66, 2000: $25.51, 1999: $22.43).

        In accordance with US Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", the Company adopts the intrinsic value method for valuing options issued under the executive share option plan no. 2. Under the intrinsic value method, a nil value is ascribed to the options issued under the plan, as the exercise price and market value of the options at issue date are equivalent. Accordingly, a nil value is ascribed to the options issued under the plan in note 54 and the report of the directors.

        US accounting standard Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) allows an alternative valuation method, known as the fair value method. SFAS 123 requires disclosure of the fair value of options where the Company adopts the intrinsic value method. Under the fair value method, options issued on June 14, 2002 were valued at $6.38 each (September 14, 2001: $5.33 each, March 23, 2001: $4.91 each, September 28, 2000: $5.89 each, March 23, 2000: $4.47 each).

        For options granted in the current year, the valuation is based on a numerical pricing method which takes into account both the probability of achieving the performance hurdle required for these options to vest, and the US feature which permits early exercise of vested options. The following significant assumptions were adopted to determine the fair value of options:

	Jun 14, 2002	Sep 14, 2001	Mar 23, 2001	Sep 28, 2000	Mar 23, 2000
Risk-free interest rate (per annum)	5.89%	5.91%	5.64%	6.60%	6.10%
Life of options	8 years	8 years	8 years	8 years	8 years
Volatility of share price	15.00%	24.47%	20.74%	20.80%	20.80%
Dividend rate (per annum)	3.73%	4.84%	4.56%	3.90%	4.50%

        If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following net profit and earnings per share would have been disclosed:

	2002		2001		2000
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net profit attributable to members of the Company ($m)	3,373	3,322	2,083	2,039	3,239	3,205
Basic earnings per share (cents)	205.7	202.5	121.5	118.7	202.3	200.1
Diluted earnings per share (cents)	202.5	199.5	122.8	120.2	199.1	197.0

        Refer to (f) above for details of the plan and the hurdles that must be achieved before the options can be exercised.

40    Average balance sheets and related interest

        The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received (refer to note 1(q)(iii)). Amounts classified as overseas represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	2002			2001			2000
	Average balance $m	Interest $m	Average rate % pa	Average balance $m	Interest $m	Average rate % pa	Average balance $m	Interest $m	Average rate % pa
Average interest-earning assets
Due from other financial institutions
Australia	2,824	102	3.61	1,980	110	5.56	1,490	79	5.30
Overseas	12,401	337	2.72	13,332	685	5.14	9,819	612	6.23
Marketable debt securities
Australia	13,910	712	5.12	11,813	624	5.28	12,182	638	5.24
Overseas	21,524	797	3.70	22,061	1,236	5.60	14,104	827	5.86
Loans and advances
Australia	112,714	7,385	6.55	101,941	7,525	7.38	91,120	6,797	7.46
Overseas	102,775	6,436	6.26	99,320	7,734	7.79	88,043	7,057	8.02
Regulatory deposits
Overseas	157	3	1.91	131	3	2.29	109	2	1.83
Other interest-earning assets(1)	4,222	703	n/a	6,025	2,002	n/a	4,120	1,505	n/a
Intra-Group loans
Overseas	13,213	455	3.44	10,248	455	4.44	4,399	273	6.21

Average interest-earning assets and interest income including intra-Group	283,740	16,930	5.97	266,851	20,374	7.63	225,386	17,790	7.89
Intra-Group eliminations	(13,213)	(455)	3.44	(10,248)	(455)	4.44	(4,399)	(273)	6.21

Total average interest-earning assets and interest income	270,527	16,475	6.09	256,603	19,919	7.76	220,987	17,517	7.93

Average non-interest-earning assets
Acceptances
Australia	21,231			22,405			22,349
Overseas	319			1,004			1,165
Investments relating to life insurance business(2)
Australia	31,868			30,642			7,329
Overseas	713			591			627
Property, plant and equipment
Australia	1,381			1,173			845
Overseas	979			1,166			1,211
Other assets
Australia	20,972			19,422			15,811
Overseas	16,631			24,597			17,533

Total average non-interest-earning assets	94,094			101,000			66,870

Provisions for doubtful debts
Australia	(1,413)			(1,348)			(1,246)
Overseas	(1,258)			(1,267)			(1,304)

Total average assets	361,950			354,988			285,307

Percentage of total average assets applicable to overseas operations	43.8%			47.0%			47.5%

Average liabilities and interest expense

	2002			2001			2000
	Average balance $m	Interest $m	Average rate % pa	Average balance $m	Interest $m	Average rate % pa	Average balance $m	Interest $m	Average rate % pa
Average interest-bearing liabilities
Due to other financial institutions
Australia	4,940	180	3.64	4,178	203	4.86	3,350	170	5.07
Overseas	28,757	1,091	3.79	33,638	1,704	5.07	22,031	1,252	5.68
Savings deposits
Australia	5,802	255	4.40	5,584	290	5.19	5,919	300	5.07
Overseas	16,758	362	2.16	17,417	642	3.69	17,886	695	3.89
Other demand deposits
Australia	35,255	890	2.52	30,796	1,050	3.41	27,703	839	3.03
Overseas	18,843	421	2.23	15,696	459	2.92	13,095	401	3.06
Time deposits
Australia	37,411	1,927	5.15	33,709	1,856	5.51	33,321	1,761	5.28
Overseas	62,166	1,972	3.17	57,850	3,062	5.29	45,956	2,554	5.56
Government and official institution deposits
Australia	805	31	3.85	750	36	4.80	788	37	4.70
Overseas	1,706	39	2.29	2,174	118	5.43	1,546	90	5.82
Short-term borrowings
Australia	—	—	—	—	—	—	—	—	—
Overseas	5,036	210	4.17	7,384	523	7.08	7,154	500	6.99
Long-term borrowings
Australia	19,633	803	4.09	18,515	1,158	6.25	13,404	844	6.30
Overseas	3,061	105	3.43	5,412	251	4.64	2,655	209	7.87
Other debt issues
Australia	626	29	4.63	673	42	6.24	456	36	7.89
Overseas	1,167	142	12.17	1,220	150	12.30	1,283	130	10.13
Other interest-bearing liabilities(1)	7,909	796	n/a	4,067	1,415	n/a	4,611	1,328	n/a
Intra-Group loans
Australia	13,213	455	3.44	10,248	455	4.44	4,399	273	6.21

Average interest-bearing liabilities and interest expense including Intra-Group	263,088	9,708	3.69	249,311	13,414	5.38	205,557	11,419	5.56
Intra-Group eliminations	(13,213)	(455)	3.44	(10,248)	(455)	4.44	(4,399)	(273)	6.21

Total average interest-bearing liabilities and interest expense	249,875	9,253	3.70	239,063	12,959	5.42	201,158	11,146	5.54

	2002			2001			2000
	Average balance $m	Interest $m	Average rate % pa	Average balance $m	Interest $m	Average rate % pa	Average balance $m	Interest $m	Average rate % pa
Average non-interest-bearing liabilities
Liability on acceptances
Australia	21,231			22,405			22,349
Overseas	319			1,004			1,165
Deposits not bearing interest
Australia	4,790			4,287			4,264
Overseas	6,733			8,160			8,157
Life insurance policy liabilities(2)
Australia	30,502			29,550			11,413
Overseas	577			514			551
Other liabilities
Australia	13,888			15,097			8,267
Overseas	10,188			11,481			7,722

Total average non-interest-bearing liabilities	88,228			92,498			63,888

Total average liabilities	338,103			331,561			265,046

Total average equity	23,847			23,427			20,261

Total average liabilities and equity	361,950			354,988			285,307

Percentage of total average liabilities applicable to overseas operations	46.2%			48.8%			48.8%

(1)
Includes interest on derivatives and escrow deposits.

(2)
Included within investments relating to life insurance business are interest-earning debt securities (refer to note 15). The interest earned from these securities is reported in life insurance income, as shown in note 4, and has therefore been treated as non-interest-earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group's Australian life insurance business are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(p)).

41    Maturity analysis

        The following tables represent a breakdown of the Group's statement of financial position for the last two years at September 30 by contractual maturity. The majority of the longer term monetary assets are variable rate products, with actual maturities shorter than the contractual terms. Accordingly, this information is not relied upon by the Group in its management of interest rate risk (refer to note 42 for information on interest rate sensitivity).

	Group 2002
	At call $m	Overdrafts $m	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m	No specific maturity $m	Total $m
Assets
Cash assets	6,294	—	—	—	—	—	—	6,294
Due from other financial institutions	4,146	42	9,394	580	1,464	250	—	15,876
Due from customers on acceptances	—	—	18,738	701	35	—	—	19,474
Trading securities	—	—	19,590	—	—	—	—	19,590
Available for sale securities	—	—	4,878	1,210	100	4	—	6,192
Investment securities	—	—	7,500	2,621	3,260	160	—	13,541
Investments relating to life insurance business	—	—	—	—	—	—	31,012	31,012
Loans and advances(1)	6,296	18,765	23,637	38,558	55,760	88,284	—	231,300
Mortgage servicing rights	—	—	—	—	—	1,794	—	1,794
All other assets	—	—	—	—	—	—	32,314	32,314

Total assets	16,736	18,807	83,737	43,670	60,619	90,492	63,326	377,387

	Group 2002
	At call $m	Overdrafts $m	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m	No specific maturity $m	Total $m
Liabilities
Due to other financial institutions	8,105	2	25,769	6,852	1,628	923	—	43,279
Liability on acceptances	—	—	18,738	701	35	—	—	19,474
Deposits and borrowings	92,615	—	86,023	17,660	9,432	1,134	—	206,864
Life insurance policy liabilities	—	—	—	—	—	—	30,425	30,425
Bonds, notes and subordinated debt	—	—	1,253	3,294	11,113	6,529	3	22,192
Other debt issues	—	—	—	—	—	—	1,866	1,866
All other liabilities	—	—	—	—	—	—	30,036	30,036

Total liabilities	100,720	2	131,783	28,507	22,208	8,586	62,330	354,136

Net assets	(83,984)	18,805	(48,046)	15,163	38,411	81,906	996	23,251

	Group 2001
	At call $m	Overdrafts $m	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m	No specific maturity $m	Total $m
Assets
Cash assets	7,993	—	—	—	—	—	—	7,993
Due from other financial institutions	5,126	19	10,064	508	498	257	—	16,472
Due from customers on acceptances	—	—	18,594	709	41	9	—	19,353
Trading securities	—	—	19,713	—	—	—	—	19,713
Available for sale securities	16	—	2,740	3,651	171	87	—	6,665
Investment securities	—	—	3,155	4,238	3,304	—	—	10,697
Investments relating to life insurance business	—	—	—	—	—	—	31,381	31,381
Loans and advances(1)	7,388	20,124	22,746	31,424	49,204	73,956	2,955	207,797
Mortgage servicing rights	—	—	—	—	—	5,445	—	5,445
All other assets	—	—	—	—	—	—	49,204	49,204

Total assets	20,523	20,143	77,012	40,530	53,218	79,754	83,540	374,720

Liabilities
Due to other financial institutions	6,645	32	33,703	2,492	1	—	—	42,873
Liability on acceptances	—	—	18,594	709	41	9	—	19,353
Deposits and borrowings	86,825	—	80,260	13,684	8,848	1,348	—	190,965
Life insurance policy liabilities	—	—	—	—	—	—	30,257	30,257
Bonds, notes and subordinated debt	—	—	558	7,664	9,562	7,191	9	24,984
Other debt issues	—	—	—	—	—	—	1,985	1,985
All other liabilities	—	—	—	—	—	—	40,746	40,746

Total liabilities	93,470	32	133,115	24,549	18,452	8,548	72,997	351,163

Net assets	(72,947)	20,111	(56,103)	15,981	34,766	71,206	10,543	23,557

(1)
Includes provisions for doubtful debts as disclosed in note 17.

42    Interest rate risk

        The following tables represent a breakdown, by currency and repricing dates or contractual maturity, whichever is the earlier, of the Group's statement of financial position for the last two years at September 30. As interest rates and yield curves change over time, the Group may be exposed to a loss in earnings due to the effects of interest rates on the structure of the balance sheet. Sensitivity to interest rates arises from mismatches in the repricing dates, cash flows and other characteristics of the assets and their corresponding liability funding. These mismatches are actively managed as part of the overall interest rate risk management process which is conducted in accordance with Group Balance Sheet Management policy and guidelines. In managing the structural interest rate risk, the primary objectives are to limit the extent to which net interest income could be impacted from an adverse movement in interest rates and to maximise shareholder wealth.

        Life insurance investment assets have been included in the following tables. The interest income on these assets supports the life insurance policies issued by the Group's life insurance business and does not contribute to market risk within the Group's banking operations. The assets and liabilities held in the statutory funds are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(p) and (aa)).

        The tables below provide details of the repricing dates of all interest-earning assets and interest-bearing liabilities of the Group. To obtain an understanding of the effective interest earned/paid on each of the above assets and liabilities, refer to note 40.

Australian dollars—2002

	Repricing period						Weighted average effective interest rate % pa
					Non-interest- earning/ bearing $m
	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m		Total $m
Financial assets
Cash assets	1,273	—	3	6	1,346	2,628	4.3%
Due from other financial institutions	5,218	2	5	—	889	6,114	2.5%
Due from customers on acceptances	—	—	—	—	19,246	19,246	—
Trading securities	16,148	—	—	—	—	16,148	6.3%
Available for sale and investment securities	3,226	101	25	—	—	3,352	5.9%
Investments relating to life insurance business	1,386	555	1,381	2,601	17,430	23,353	4.4%
Loans and advances	84,856	14,346	20,545	648	560	120,955	6.9%
Other assets	167	—	—	—	22,058	22,225	—

	112,274	15,004	21,959	3,255	61,529	214,021

Financial liabilities
Due to other financial institutions	8,357	217	—	—	594	9,168	3.3%
Liability on acceptances	—	—	—	—	19,246	19,246	—
Deposits and other borrowings	86,202	8,083	585	3	4,973	99,846	3.3%
Life insurance policy liabilities	—	—	—	—	30,118	30,118	—
Bonds, notes and subordinated debt	3,966	2,798	7,170	6,906	—	20,840	5.5%
Other debt issues	460	—	—	—	1,406	1,866	3.6%
Other liabilities	—	6	6	—	17,653	17,665	—
Total equity	—	—	—	—	11,355	11,355	—

	98,985	11,104	7,761	6,909	85,345	210,104

Off-balance sheet items attracting interest rate sensitivity	(10,302)	(2,696)	6,167	6,831	—	—

Total interest rate repricing gap	2,987	1,204	20,365	3,177	(23,816)	3,917
Cumulative interest rate repricing gap	2,987	4,191	24,556	27,733	3,917

Australian dollars—2001

	Repricing period						Weighted average effective interest rate % pa
					Non-interest- earning/ bearing $m
	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m		Total $m
Financial assets
Cash assets	1,030	9	—	—	870	1,909	4.8%
Due from other financial institutions	3,853	13	—	—	58	3,924	3.7%
Due from customers on acceptances	—	—	—	—	18,876	18,876	—
Trading securities	17,429	—	—	—	—	17,429	5.5%
Available for sale and investment securities	980	285	25	—	—	1,290	5.0%
Investments relating to life insurance business	1,305	433	1,652	2,493	17,481	23,364	5.2%
Loans and advances	75,134	10,938	20,634	691	732	108,129	7.2%
Other assets	—	—	4	—	28,518	28,522	—

	99,731	11,678	22,315	3,184	66,535	203,443

Financial liabilities
Due to other financial institutions	8,634	274	187	—	901	9,996	5.0%
Liability on acceptances	—	—	—	—	18,876	18,876	—
Deposits and other borrowings	77,448	6,996	584	—	4,545	89,573	3.3%
Life insurance policy liabilities	—	—	—	—	30,031	30,031	—
Bonds, notes and subordinated debt	11,199	998	3,134	5,860	—	21,191	5.9%
Other debt issues	1,768	—	—	—	—	1,768	5.7%
Other liabilities	—	—	1	—	13,468	13,469	—
Total equity	—	—	—	—	14,703	14,703	—

	99,049	8,268	3,906	5,860	82,524	199,607

Off-balance sheet items attracting interest rate sensitivity	(6,091)	(3,299)	3,956	5,515	—	81

Total interest rate repricing gap	(5,409)	111	22,365	2,839	(15,989)	3,917
Cumulative interest rate repricing gap	(5,409)	(5,298)	17,067	19,906	3,917

	Repricing period						Weighted average effective interest rate % pa
					Non-interest- earning/ bearing $m
	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m		Total $m
British pounds and Euros—2002
Financial assets
Cash assets	430	—	—	—	2,757	3,187	—
Due from other financial institutions	2,971	26	—	—	206	3,203	3.2%
Due from customers on acceptances	—	—	—	—	145	145	—
Trading securities	397	—	—	—	—	397	—
Available for sale and investment securities	3,815	1,082	186	—	11	5,094	3.6%
Investments relating to life insurance business	3	31	250	628	1,497	2,409	3.8%
Loans and advances	55,074	9,447	7,476	1,214	—	73,211	6.2%
Regulatory deposits	69	—	—	—	32	101	2.2%
Other assets	36	—	—	—	5,175	5,211	—

	62,795	10,586	7,912	1,842	9,823	92,958

Financial liabilities
Due to other financial institutions	8,626	4,658	579	—	16	13,879	3.6%
Liability on acceptances	1	—	—	—	144	145	—
Deposits and other borrowings	48,128	6,328	717	64	7,170	62,407	2.0%
Life insurance policy liabilities	—	—	—	—	303	303	—
Other liabilities	619	—	—	440	7,367	8,426	—
Total equity	—	—	—	—	5,022	5,022	—

	57,374	10,986	1,296	504	20,022	90,182

Off-balance sheet items attracting interest rate sensitivity	(7,728)	1,492	7,877	(1,642)	—	(1)

Total interest rate repricing gap	(2,307)	1,092	14,493	(304)	(10,199)	2,775
Cumulative interest rate repricing gap	(2,307)	(1,215)	13,278	12,974	2,775

British pounds and Euros—2001
Financial assets
Cash assets	18	—	—	—	4,446	4,464	—
Due from other financial institutions	1,626	6	—	—	132	1,764	5.2%
Due from customers on acceptances	244	—	41	9	—	294	—
Trading securities	179	—	—	—	—	179	—
Available for sale and investment securities	1,366	89	351	—	17	1,823	4.7%
Investments relating to life insurance business	—	—	24	182	420	626	4.2%
Loans and advances	47,719	6,661	8,385	1,668	—	64,433	7.3%
Regulatory deposits	30	—	—	—	54	84	1.6%
Other assets	—	—	—	—	5,870	5,870	—

	51,182	6,756	8,801	1,859	10,939	79,537

Financial liabilities
Due to other financial institutions	4,339	1,777	3	—	20	6,139	4.8%
Liability on acceptances	244	—	41	9	—	294	—
Deposits and other borrowings	46,934	3,247	598	292	6,317	57,388	3.2%
Other liabilities	190	—	—	455	12,467	13,112	—
Total equity	5	—	—	—	3,157	3,162	—

	51,712	5,024	642	756	21,961	80,095

Off-balance sheet items attracting interest rate sensitivity	(6,561)	4,866	2,869	(2,029)	—	(855)

Total interest rate repricing gap	(7,091)	6,598	11,028	(926)	(11,022)	(1,413)
Cumulative interest rate repricing gap	(7,091)	(493)	10,535	9,609	(1,413)

	Repricing period						Weighted average effective interest rate % pa
					Non-interest- earning/ bearing $m
	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m		Total $m
New Zealand dollars—2002
Financial assets
Cash assets	4	—	—	—	69	73	—
Due from other financial institutions	544	—	—	—	—	544	5.0%
Trading securities	2,154	8	—	—	—	2,162	5.8%
Available for sale and investment securities	838	7	8	—	—	853	6.1%
Investments relating to life insurance business	—	—	—	18	13	31	6.4%
Loans and advances	14,177	3,590	7,246	515	31	25,559	7.6%
Other assets	2	—	—	—	1,469	1,471	—

	17,719	3,605	7,254	533	1,582	30,693

Financial liabilities
Due to other financial institutions	1,600	86	—	—	—	1,686	5.1%
Deposits and other borrowings	17,146	2,650	597	—	845	21,238	4.3%
Life insurance policy liabilities	—	—	—	—	4	4	—
Other liabilities	—	—	—	—	1,602	1,602	—
Total equity	—	—	—	—	1,786	1,786	—

	18,746	2,736	597	—	4,237	26,316

Off-balance sheet items attracting interest rate sensitivity	5,537	(1,197)	(3,969)	(371)	—	—

Total interest rate repricing gap	4,510	(328)	2,688	162	(2,655)	4,377
Cumulative interest rate repricing gap	4,510	4,182	6,870	7,032	4,377

New Zealand dollars—2001
Financial assets
Cash assets	1	—	—	—	472	473	—
Due from other financial institutions	2,464	14	—	—	—	2,478	4.0%
Trading securities	1,545	—	—	—	—	1,545	5.1%
Available for sale and investment securities	981	63	40	—	—	1,084	5.3%
Investments relating to life insurance business	20	—	—	9	7	36	1.8%
Loans and advances	13,986	3,477	6,267	87	33	23,850	7.4%
Other assets	—	341	167	85	1,797	2,390	—

	18,997	3,895	6,474	181	2,309	31,856

Financial liabilities
Due to other financial institutions	2,296	14	—	—	—	2,310	4.1%
Deposits and other borrowings	16,397	1,772	709	47	679	19,604	4.2%
Life insurance policy liabilities	5	—	—	—	—	5	—
Other liabilities	130	—	—	—	2,838	2,968	—
Total equity	—	—	—	—	979	979	—

	18,828	1,786	709	47	4,496	25,866

Off-balance sheet items attracting interest rate sensitivity	5,595	(1,915)	(3,745)	64	—	(1)

Total interest rate repricing gap	5,764	194	2,020	198	(2,187)	5,989
Cumulative interest rate repricing gap	5,764	5,958	7,978	8,176	5,989

	Repricing period						Weighted average effective interest rate % pa
					Non-interest- earning/ bearing $m
	0 to 3 months $m	3 to 12 months $m	1 to 5 year(s) $m	Over 5 years $m		Total $m
United States dollars and other currencies—2002
Financial assets
Cash assets	406	—	—	—	—	406	0.1%
Due from other financial institutions	5,988	2	—	—	25	6,015	1.5%
Due from customers on acceptances	—	—	—	—	83	83	—
Trading securities	802	81	—	—	—	883	0.6%
Available for sale and investment securities	8,404	2,017	13	—	—	10,434	1.2%
Investments relating to life insurance business	80	53	442	1,168	3,476	5,219	4.3%
Loans and advances	6,650	1,564	2,843	518	—	11,575	1.1%
Mortgage loans held for sale	85	—	—	—	—	85	6.9%
Mortgage servicing rights	—	—	—	—	1,794	1,794	—
Regulatory deposits	28	—	—	—	—	28	—
Other assets	1,317	—	—	18	1,858	3,193	—

	23,760	3,717	3,298	1,704	7,236	39,715

Financial liabilities
Due to other financial institutions	16,583	1,963	—	—	—	18,546	1.7%
Liability on acceptances	—	—	—	—	83	83	—
Deposits and other borrowings	16,667	6,022	—	—	684	23,373	1.2%
Bonds, notes and subordinated debt	460	524	368	—	—	1,352	4.1%
Other liabilities	2,343	—	—	—	—	2,343	—
Total equity	—	—	—	—	5,088	5,088	—

	36,053	8,509	368	—	5,855	50,785

Off-balance sheet items attracting interest rate sensitivity	(21,450)	4,493	16,937	20	—	—

Total interest rate repricing gap	(33,743)	(299)	19,867	1,724	1,381	(11,070)
Cumulative interest rate repricing gap	(33,743)	(34,042)	(14,175)	(12,451)	(11,070)

United States dollars and other currencies—2001
Financial assets
Cash assets	1,147	—	—	—	—	1,147	0.7%
Due from other financial institutions	8,281	25	—	—	—	8,306	3.8%
Due from customers on acceptances	183	—	—	—	—	183	—
Trading securities	434	126	—	—	—	560	1.9%
Available for sale and investment securities	8,333	4,641	191	—	—	13,165	4.7%
Investments relating to life insurance business	392	126	777	1,563	4,497	7,355	4.8%
Loans and advances	5,213	2,962	2,835	375	—	11,385	4.7%
Mortgage loans held for sale	3,688	—	—	—	—	3,688	6.6%
Mortgage servicing rights	—	—	—	—	5,445	5,445	—
Regulatory deposits	14	—	—	—	—	14	—
Other assets	8,090	—	—	—	546	8,636	—

	35,775	7,880	3,803	1,938	10,488	59,884

Financial liabilities
Due to other financial institutions	20,438	3,990	—	—	—	24,428	3.9%
Liability on acceptances	183	—	—	—	—	183	—
Deposits and other borrowings	18,122	5,711	30	—	538	24,401	4.0%
Life insurance policy liabilities	—	—	—	—	221	221	—
Bonds, notes and subordinated debt	—	3,793	—	—	—	3,793	4.0%
Other debt issues	—	—	—	217	—	217	5.3%
Other liabilities	7,101	—	1	—	4,095	11,197	—
Total equity	152	—	2,670	—	1,891	4,713	—

	45,996	13,494	2,701	217	6,745	69,153

Off-balance sheet items attracting interest rate sensitivity	(5,116)	6,692	96,238	20	—	97,834

Total interest rate repricing gap	(15,337)	1,078	97,340	1,741	3,743	88,565
Cumulative interest rate repricing gap	(15,337)	(14,259)	83,081	84,822	88,565

43    Notes to the statement of cash flows

        (a)    Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Net profit attributable to members of the Company	3,373	2,083	3,239	2,502	3,494
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(755)	242	(316)	161	100
Increase/(decrease) in interest payable	(51)	(61)	168	(305)	(25)
Depreciation and amortisation of plant and equipment	419	382	332	202	167
Loss/(profit) on sale of controlled entities	15	(2,477)	—	(139)	—
Loss on sale of operating assets	8	—	—	—	—
Impairment loss on mortgage servicing rights	—	1,643	—	—	—
Impairment loss on goodwill	—	858	—	—	—
Charge to provide for doubtful debts	697	989	588	259	532
Charge to provide for mortgage servicing rights valuation adjustment	—	1,436	—	—	—
Charge to provide for restructuring	265	—	24	146	—
Movement in the excess of net market value over net assets of life insurance controlled entities	155	(510)	(202)	—	—
Amortisation of goodwill	101	167	197	—	—
Increase in life insurance policy liabilities	170	600	2,530	—	—
Write-off of property, plant and equipment	132	—	—	—	—
Decrease/(increase) in life insurance investment assets	2,359	2,310	(2,529)	—	—
Increase/(decrease) in provision for income tax	(287)	(328)	139	491	(237)
Net increase/(decrease) in provision for deferred tax and future income tax benefits	(882)	(106)	732	(220)	(126)
Net decrease/(increase) in trading securities	136	(4,400)	(2,268)	789	(4,405)
Net movement in mortgage loans held for sale	1,304	(763)	(274)	—	—
Other provisions and non-cash items	83	610	(82)	256	198

Net cash provided by/(used in) operating activities	7,242	2,675	2,278	4,142	(302)

        (b)    Reconciliation of cash and cash equivalents

        For the purposes of reporting cash flows, cash and cash equivalents include cash assets, due from other financial institutions and due to other financial institutions.

        Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Cash assets	6,294	7,993	6,868	1,515	1,529
Due from other financial institutions	15,876	16,472	12,780	12,579	11,945
Due to other financial institutions	(43,279)	(42,873)	(29,685)	(39,983)	(39,859)

Total cash and cash equivalents	(21,109)	(18,408)	(10,037)	(25,889)	(26,385)

        (c)    Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	323	610	372	323	610
Bonus share plan	89	74	82	89	74
Movement in assets under finance lease	(2)	10	8	(2)	10

        As part of an internal restructure on creation of Wealth Management, on September 29, 2000, the Company transferred 100% of the share capital of National Australia Financial Management Limited (NAFM) to National Wealth Management Holdings Limited. The consideration given for this transfer was additional equity in National Wealth Management Holdings Limited. These amounts are not reflected in the statement of cash flows.

        (d)    Financing arrangements

        Refer to note 51.

        (e)    Acquisitions of controlled entities

        The following acquisitions have been made during the last three years:

  •
  on April 2, 2001, NAFM acquired 100% of the share capital of Deutsche Funds Management Limited for cash consideration. As part of this transaction, Godfrey Pembroke Limited acquired all other assets of Deutsche Bank AG's Australian financial planning and portfolio management businesses for cash consideration;

  •
  on December 18, 2000, NAFM acquired 100% of the share capital of John A Nolan & Associates Pty Ltd for cash consideration;

  •
  on October 25, 2000, MLC Limited acquired the remaining 25% of the share capital of Medfin Australia Pty Ltd for cash consideration;

  •
  on June 30, 2000, NAFM acquired 100% of the share capital of MLC Holdings Limited, GWM Adviser Services Limited, National Corporate Investment Services Limited and MLC Corporate Services Asia Pte Limited from Lend Lease Corporation Limited for cash consideration of $4,560 million; and

  •
  on March 8, 2000, National Australia Group Services Limited acquired the outstanding 50% of the share capital of Fleet Systems Pty Ltd for cash consideration.

        The operating results of the acquired entities have been included in the Group's statement of financial performance from their acquisition dates. Details of the acquisitions were as follows:

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Fair value of net assets acquired
Cash assets	—	2	—	—	—
Investments relating to life insurance business	—	—	25,385	—	—
Loans and advances	—	3	—	—	—
Property, plant and equipment	—	—	37	—	—
Other assets	—	1	752	—	—
Life insurance policy liabilities	—	—	(23,492)	—	—
Income tax liabilities	—	—	(97)	—	—
Provisions	—	(1)	(2)	—	—
Bonds, notes and subordinated debt	—	—	(164)	—	—
Other liabilities	—	(2)	(1,583)	—	—

Total net assets acquired	—	3	836	—	—
Excess of net market value over net assets at acquisition(1)	—	128	3,814	—	—
Goodwill on acquisition	—	—	10	—	—

Total acquisition cost	—	131	4,660	—	—

Cash consideration paid	—	131	4,660	—	—

(1)
Included in the excess of market value over net assets at acquisition is the excess of net market value over net assets of entities previously acquired by MLC Holdings Limited.

        (f)    Sales of controlled entities

        The following sales were made during the last three years:

  •
  on April 1, 2001, National Americas Holdings Limited sold 100% of the share capital of Michigan National Corporation to ABN AMRO North America, Inc., a controlled entity of ABN AMRO NV for cash consideration of US$2,750 million; and

  •
  on December 20, 2000, NAFM sold 100% of the share capital of County Investment Management Limited for cash consideration.

        The operating results of the controlled entities have been included in the Group's statement of financial performance up to the date of sale. Details of the sales were as follows:

	Group			Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Cash consideration received	—	5,415	—	—	—

Net assets of controlled entities sold
Cash assets	—	353	—	—	—
Due from other financial institutions	—	683	—	—	—
Due from customers on acceptances	—	1	—	—	—
Trading securities	—	5	—	—	—
Available for sale securities	—	220	—	—	—
Investment securities	—	3,724	—	—	—
Investments relating to life insurance business	—	11	—	—	—
Loans and advances	—	17,264	—	—	—
Regulatory deposits	—	30	—	—	—
Property, plant and equipment	—	227	—	—	—
Goodwill	—	716	—	—	—
Other assets	—	930	—	—	—
Due to other financial institutions	—	(2,865)	—	—	—
Liability on acceptances	—	(1)	—	—	—
Deposits and other borrowings	—	(17,215)	—	—	—
Life insurance policy liabilities	—	(6)	—	—	—
Income tax liabilities	—	(75)	—	—	—
Provisions	—	(132)	—	—	—
Due to controlled entities	—	(708)	—	—	—
Other liabilities	—	(224)	—	—	—

Total net assets of controlled entities sold	—	2,938	—	—	—

Profit on sale of controlled entities	—	2,477	—	—	—

        The sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) is not reflected above as settlement occurred on October 1, 2002. The cash flow in relation to the sale will be reflected in the statement of cash flows for the 2003 year.

44    Particulars in relation to controlled entities

        The following table highlights those controlled entities with contributions to Group net profit of $5 million or more, or those that are deemed to be of particular interest:

Entity name	Incorporated/formed in
National Australia Bank Limited	Australia
National Equities Limited(1)	Australia
National Americas Investment, Inc.	United States
MSRA Holdings, Inc.	United States
SR Investment, Inc.(2)	United States
HomeSide Lending, Inc.	United States
National Wealth Management Holdings Limited	Australia
National Australia Financial Management Limited	Australia
MLC Holdings Limited	Australia
MLC Lifetime Company Limited	Australia
MLC (Hong Kong) Limited	Hong Kong
MLC Investments Limited	Australia
MLC Limited	Australia
FlexiPlan Australia Limited	Australia
BNZ Investment Management Limited	New Zealand
BNZ Life Insurance Limited	New Zealand
Clydesdale Bank Insurance Brokers Limited	Scotland
National Australia Fund Management Limited	Australia
National Australia Life Company Limited	England
National Australia Insurance Services Limited	England
Yorkshire Bank Financial Services Limited	England
National Corporate Investment Services Limited	Australia
National Australia Group (NZ) Limited	New Zealand
Bank of New Zealand	New Zealand
BNZ Investments Limited	New Zealand
BNZ International Limited	New Zealand
Amber Liquid Investment Limited	Cayman Islands
BNZ Branch Properties Limited	New Zealand
BNZI Securities No. 2 Limited	New Zealand
Income Trust No. 1	United States
National Australia Group Europe Limited	England
Clydesdale Bank PLC	Scotland
Clydesdale Europe Finance Limited	Jersey
Clydesdale Bank Asset Finance Limited	Scotland
National Australia Group Europe Services Limited	Scotland
National Australia Group Europe Investments Limited	Scotland
Angara Limited	Hong Kong
PMJI Incorporated	United States
NAGE Asset Investments Limited	England
National Irish Bank Limited	England
Northern Bank Limited	Northern Ireland
Northern Bank Executor & Trustee Company Limited	Northern Ireland
Northern Asset Finance Limited	Northern Ireland
Yorkshire Bank PLC	England
Yorkshire Bank Home Loans Limited	England
National Australia Group Services Limited	Australia
Custom Service Leasing Limited(3)	Australia
Fleet Systems Pty Limited	Australia
NBA Properties Limited(1)	Australia
National Australia Merchant Bank (Singapore) Limited	Singapore
National Australia Corporate Services Limited(1)	Australia
Nautilus Insurance Pte Limited	Singapore
National Markets Group Limited	Australia
Australian Market Automated Quotation (AUSMAQ) System Limited	Australia
National Australia Finance (Asia) Limited	Hong Kong
National Australia Trustees Limited	Australia
BOACT Pty Limited	Australia

        Beneficial interest in the shares or units of all entities listed above is 100%.

(1)
These controlled entities and those listed hereunder have entered into a deed of cross guarantee (refer to note 45 for details) with the Company pursuant to Australian Securities and Investments Commission Class Order 98/1418 dated August 13, 1998. The controlled entities and the Company form a closed group (a closed group is defined as a group of entities comprising a holding entity and its related wholly-owned entities). Relief, therefore, was granted to these controlled entities from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

ARDB Limited	Commercial Nominees Pty Limited	NBA Leasing Pty Limited
Australian Banks' Export Re-Finance	Groundsel Limited	NBA Properties (Qld) Limited
Corporation Limited	National Nominees (London) Limited	NBA Properties (Vic) Limited
C.B.C. Holdings Limited	National Australia Investment Brokers Limited	VPL Securities Pty Limited
C.B.C. Properties Limited	National Australia Leasing (Qld) Pty Limited
(2)
SR Investment, Inc. (formerly HomeSide International, Inc.) was sold to Washington Mutual Bank, FA. This transaction settled on October 1, 2002 (refer to note 5(a)).

(3)
Custom Service Leasing Limited has entered into a deed of cross guarantee with National Australia Group Services Limited pursuant to Australian Securities and Investments Commission Class Order 98/1418 dated August 13, 1998. The Class Order provides relief to Custom Service Leasing Limited from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

45    Contingent liabilities and credit commitments

	Group				Company
	Notional amount(1)		Credit equivalent(2)		Notional amount(1)		Credit equivalent(2)
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Contingent liabilities
Guarantees	3,029	4,028	3,029	4,028	4,489	7,101	4,489	7,101
Standby letters of credit	3,731	4,947	3,731	4,947	3,562	4,786	3,562	4,786
Documentary letters of credit	519	507	79	85	298	369	47	75
Performance-related contingencies	2,563	2,281	1,282	1,141	1,815	1,512	908	756
Other	325	177	324	177	201	117	201	117

Total contingent liabilities	10,167	11,940	8,445	10,378	10,365	13,885	9,207	12,835

(1)
The notional amount represents the maximum credit risk.

(2)
The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default, and is determined in accordance with the Australian Prudential Regulation Authority's risk-weighted capital adequacy guidelines. These credit equivalents are then weighted in the same manner as balance sheet assets according to counterparty for capital adequacy purposes. (For additional information, refer to capital adequacy information in the financial review.)

        The Group has shared its exposure on letters of credit with other financial institutions to the extent of $15 million credit equivalent (2001: $17 million). This amount is not included in the above figures. The Group has recourse arrangements with customers and others in respect of the major portion of the remaining contingent liabilities. For further information, refer below.

Credit-related commitments

	Group				Company
	Notional amount(1)		Credit equivalent(2)		Notional amount(1)		Credit equivalent(2)
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Outright forward purchases and forward deposits	4	7,157	4	7,157	—	14	—	14
Underwriting facilities	—	90	—	45	—	90	—	45
Other binding credit commitments(3)	76,788	76,086	14,651	15,404	58,431	57,424	13,307	13,495

Total credit-related commitments	76,792	83,333	14,655	22,606	58,431	57,528	13,307	13,554

(1)
The notional amount represents the maximum credit risk.

(2)
The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default, and is determined in accordance with the Australian Prudential Regulation Authority's risk-weighted capital adequacy guidelines. These credit equivalents are then weighted in the same manner as balance sheet assets according to counterparty for capital adequacy purposes. (For additional information, refer to capital adequacy information in the financial review.)

(3)
Includes the notional amount and the credit equivalent for credit derivatives where the Group has sold credit protection.

        In the normal course of business, various types of contracts are entered into that give rise to contingent or future obligations. These contracts generally relate to the financing needs of customers and include commitments to extend credit, letters of credit and financial guarantees. The contracts expose the Group to various degrees of credit risk. For further information, refer below.

Investment commitments

Statutory funds	638	868	638	868	—	—	—	—

Total investment commitments	638	868	638	868	—	—	—	—

        In the normal course of business of the Group's life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

(a)  Contingent liabilities

        (i)    General

          The Group's exposure to potential loss in the event of non-performance by a counterparty to a financial instrument for commitments to extend credit, letters of credit and financial guarantees written, is represented by the contractual notional principal amount of those instruments. The Group uses the same credit policies and assessment criteria in making commitments and conditional obligations for off-balance sheet risks as it does for on-balance sheet loan assets.

          Letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those letters of credit and guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty. It is the rating of the Group as a letter of credit or guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances. Guarantees are also provided on behalf of counterparties as performance bonds, ongoing obligations to government entities, etc.

          The credit risk involved in issuing letters of credit and financial guarantees is essentially the same as that involved in extending loan facilities to customers. The Group holds collateral supporting these commitments where it is deemed necessary.

          In accordance with the rules governing clearing arrangements contained in the Regulations of the Australian Paper Clearing System and in the Regulations of the Bulk Electronic Clearing System under Australian Payments Clearing Associated Limited, the Company is subject to a commitment to provide liquidity support to the clearing system in the event of a failure of another clearing financial institution.

        (ii)  Legal proceedings

          The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position. Where appropriate, provisions have been made.

          There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group. The aggregate of potential liability in respect thereof cannot be accurately assessed.

          Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business. One such case that has attracted recent publicity is referred to below.

          In September 1998, a summons was filed in the Supreme Court of New South Wales (the Supreme Court) by Idoport Pty Limited (Idoport) and Market Holdings Pty Limited (in liquidation)(Market Holdings) against the Company and others.

          Market Holdings was placed into voluntary liquidation in September 2000. Market Holdings' claim was dismissed on October 17, 2001.

          Idoport's claim was in the range of US$8.3 billion to US$29.3 billion.

          The dispute centred around what rights Idoport had arising out of the entry into a consulting agreement by the Company, Idoport and others, and involved the development of a subsidiary, Australian Market Automated Quotation (AUSMAQ) System Limited (AUSMAQ).

          The damages claim was primarily based upon an allegation that the AUSMAQ business had not been operated and developed as Idoport claimed it should have been. It was also based on an allegation that Idoport was entitled to a share of the profits of some offerings provided by entities in the Group separately from AUSMAQ.

          The Group strongly disputed the claim and prepared an extensive response to the claim.

          A cross claim was filed by the Company and another against a number of parties, including Idoport, Market Holdings and Mr John Malcolm Maconochie, for in excess of $31 million. A defence to that cross claim was filed. Idoport had a second cross claim against the Company and others. A defence to the second cross claim was also filed. The second cross claim was also strongly disputed.

          The hearing of the actions commenced on July 24, 2000.

          In September 2000, Idoport filed a new claim in the Supreme Court against the Company, MLC Limited (MLC), National OnLine Trading Limited (National OnLine Trading) and others. That claim included an allegation that Idoport was entitled to a share of the profits of some other offerings provided by entities in the Group, including MLC and National OnLine Trading. The damages claim was not quantified. The Group also strongly disputed the new claim.

          All of the claims referred to above were heard together and the hearing was expected to continue for in excess of 18 months.

          On January 29, 2002, the Supreme Court dismissed the proceedings brought by Idoport on the basis of Idoport's failure to make payment of security for the Company's costs ordered by the Supreme Court in September 2001. Idoport was liable to pay the costs of the dismissed proceedings of the Company and the other defendants.

          On February 25, 2002, Idoport filed Holding Summonses for Leave to Appeal to the Court of Appeal of the Supreme Court of New South Wales (the Court of Appeal) from the decision dismissing the proceedings. On May 24, 2002 Idoport filed Summonses for Leave to Appeal which were heard on July 23, 2002. On August 15, 2002 the Court of Appeal unanimously dismissed the appeals, with costs.

          On September 11, 2002, Idoport filed in the High Court Applications for Special Leave to Appeal from the decision of the Court of Appeal. It is unlikely that these applications will be heard before early 2003.

          On July 10, 2002, the Company and certain other defendants sought and obtained from the Supreme Court an ex parte interim injunction preventing Idoport, John Maconochie and other companies associated with him from commencing similar proceedings in Australia or overseas. Those proceedings are next before the Court on February 7, 2003.

        (iii) Contingent liability on the sale of SR Investment, Inc.

          The Company and its controlled entity, MSRA Holdings, Inc., have a contingent liability arising in connection with the sale of SR Investment, Inc. (which was the direct holding company of HomeSide Lending, Inc. at the time of the sale) to Washington Mutual Bank, FA. (WaMu). Under the sale agreement, the Company and MSRA Holdings, Inc. have given customary warranties and indemnities in respect of SR Investment, Inc. and HomeSide Lending, Inc. and their business, assets and liabilities. In some cases, those representations, warranties and indemnities include various time limitations and liability caps and restrictions. In addition, final closing adjustments to the sale price are expected during the March 2003 half-year which will reflect differences between the interim estimate price paid and the final valuation of the assets and liabilities of SR Investment, Inc. This adjustment may be an amount refundable by MSRA Holdings, Inc. or payable by WaMu. The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any, and final valuation parameters. As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu. It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

        (iv)  Contingent liability on the sale of HomeSide operating assets

          The Company has a contingent liability arising in connection with the sale of certain assets to WaMu. Under the sale agreement and related transaction documentation, the Company has given customary warranties and indemnities to WaMu. The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, as the maximum liability under some of the warranties and indemnities is subject to various caps. As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu. It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

        (v)  Indemnities under the agreement for sale of Michigan National Corporation

          The Company and its controlled entity, National Americas Holdings Limited (NAHL), have contingent liabilities which relate to certain indemnities given under an agreement for the sale of Michigan National Corporation (which was the direct holding company of Michigan National Bank at the time of the sale) to ABN AMRO North America, Inc. for any breach of representations and warranties by the Company and NAHL as sellers. Some of the indemnities relate to potential environment liability relating to certain branch premises of Michigan National Bank. The maximum liability of the Company and NAHL under some of the indemnities is subject to various caps.

(b)  Credit-related commitments

        Binding commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments are expected to expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements. The Group evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Group upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include:

  •
  a floating charge over all assets and undertakings of an entity, including uncalled capital and called but unpaid capital;

  •
  specific or interlocking guarantees;

  •
  specific charges over defined assets of the counterparty; and

  •
  loan agreements which include affirmative and negative covenants and in some instances guarantees of counterparty obligations.

        (c)    Parent entity guarantees and undertakings

        Excluded from the Group amounts disclosed above are the following guarantees and undertakings to entities in the Group:

  •
  commercial paper issued by National Australia Funding (Delaware), Inc. totalling $5,283 million (2001: $2,742 million) is guaranteed by the Company;

  •
  the Company has agreed to guarantee existing debentureholders secured under Broadbank Corporation Limited's (now National Australia Bank (NZ) Limited) Trust Deed as at December 31, 1987 until maturity. The outstanding liability as at September 30, 2002 was immaterial;

  •
  under arrangements with the Financial Services Authority of the United Kingdom, a letter has been issued by the Company to Clydesdale Bank PLC (Clydesdale) undertaking to maintain Clydesdale's capital base at regulatory levels in the event that losses are incurred on exposures to individual customers whose facilities exceed 25% of Clydesdale's regulatory capital base;

  •
  the Company will indemnify each customer of National Nominees Limited against any loss suffered by reason of National Nominees Limited failing to perform any obligation undertaken by it to a customer; and

  •
  pursuant to Australian Securities and Investments Commission Class Order 98/1418 dated August 13, 1998, relief was granted to certain controlled entities (refer to note 44, footnote 1) from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of annual financial reports. It is a condition of the Class Order that the Company and each of the controlled entities enter into a deed of cross guarantee. The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding-up of any of the controlled entities under certain provisions of the Corporations Act 2001 (Cth). If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The following consolidated pro forma statements of financial performance and financial position are presented for the Company and controlled entities which are party to the deed, after eliminating all transactions between parties to the deed, which is known as a closed group.

        It is not envisaged that any material unrecorded loss is likely to arise from transactions described in this note.

	Closed group
	2002 $m	2001 $m
Pro forma statement of financial performance
For the year ended September 30
Profit from ordinary activities before income tax expense	4,312	4,722
Income tax expense relating to ordinary activities	745	822

Net profit attributable to members of the Company	3,567	3,900
Retained profits at beginning of year	7,402	5,534
Aggregate of amounts transferred from reserves	—	115

Total available for appropriation	10,969	9,549
Dividends paid or provided for	(2,277)	(2,147)
Aggregate of amounts transferred to reserves	(2)	—

Retained profits at end of year	8,690	7,402

	Closed group
	2002 $m	2001 $m
Pro forma statement of financial position
As at September 30
Assets
Cash assets	1,534	1,542
Due from other financial institutions	12,579	11,945
Due from customers on acceptances	19,400	19,110
Trading securities	17,471	18,288
Available for sale securities	6,150	6,637
Investment securities	9,644	5,224
Loans and advances	143,689	123,284
Shares in entities and other securities	13,054	12,495
Regulatory deposits	38	20
Property, plant and equipment	1,325	1,368
Income tax assets	741	673
Goodwill	—	14
Other assets	43,415	63,091

Total assets	269,040	263,691

Liabilities
Due to other financial institutions	39,983	39,859
Liability on acceptances	19,400	19,110
Deposits and other borrowings	134,964	123,144
Income tax liabilities	1,029	938
Provisions	2,123	1,755
Bonds, notes and subordinated debt	20,841	21,412
Other debt issues	460	507
Other liabilities	30,872	37,945

Total liabilities	249,672	244,670

Net assets	19,368	19,021

Equity
Contributed equity	9,931	10,725
Reserves	747	894
Retained profits	8,690	7,402

Total equity	19,368	19,021

46    Derivative financial instruments

        The purpose of the following discussion is to inform users of the financial report of the type of instruments used by the Group, the reasons for using them, the accompanying risks, and how those risks are managed.

Derivative financial instruments held or issued for trading purposes

        The Group maintains trading positions in a variety of derivative financial instruments and acts primarily in the market by satisfying the needs of its customers through foreign exchange and interest rate-related services. In addition, the Group takes conservative positions on its own account, and carries an inventory of capital market instruments. It satisfies customer needs and maintains access to market liquidity by quoting bid and offer prices on those instruments and trading with other market makers. All positions held for trading purposes are revalued on a daily basis to reflect market movements, and any revaluation profit or loss is recognised immediately in the profit and loss account.

Derivative financial instruments held or issued for purposes other than trading

        The operations of the Group are subject to risk of interest rate fluctuations, to the extent that there is a difference between the amount of the Group's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. Derivative financial instruments are held or issued for the purposes of managing existing or anticipated interest rate risk from this source

        The Group monitors its non-trading interest rate risk by simulating future net interest income resulting from applying a range of possible future interest rate environments to its projected balance sheets.

        The Group also holds or issues derivative financial instruments for the purpose of hedging foreign exchange risk. Foreign exchange derivatives are used to hedge foreign currency borrowings and anticipated cash flows such as those relating to dividends emanating from foreign controlled entities.

Risk associated with derivatives

        Derivatives are used primarily as a means of transferring risk. They expose the holder to various degrees and types of financial risk including market, credit and liquidity risk. These risks are discussed below.

Market risk

        Market risk of derivative financial instruments held or issued is the risk that the value of derivatives will be adversely affected by changes in the market value of the underlying instrument, reference rate or index. Not all risks associated with intermediation can be effectively hedged. The residual market exposures together with trading positions are managed within established limits approved by the Board. A unit independent of the trading activities monitors compliance within delegated limits on a daily basis.

        Table 1 shows the fair value of all derivative instruments held or issued by the Group for the last two years at September 30, together with the average fair values that applied during those years. The fair value of derivative financial instruments was obtained from quoted market prices, discounted cash flow models or option pricing models as appropriate. It should be noted that fair value at a particular point in time gives no indication of future gain or loss, or what the dimensions of that gain or loss are likely to be.

Table 1 Fair value of derivative financial instruments held or issued by the Group

	Other than trading fair value(1)		Trading fair value(1)		Trading average fair value
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange
In a favourable position	223	768	5,234	7,180	3,814	5,831
In an unfavourable position	(417)	(9)	(4,736)	(7,804)	(3,134)	(4,230)
Cross currency swaps
In a favourable position	806	1,219	726	724	99	778
In an unfavourable position	(232)	(24)	(1,331)	(1,346)	(1,048)	(1,048)
Options
Purchased	5	12	2,462	1,215	2,356	680
Written	—	—	(2,098)	(807)	(1,802)	(498)

	385	1,966	257	(838)	285	1,513

Interest rate-related contracts
Forward rate agreements
In a favourable position	—	—	46	19	48	14
In an unfavourable position	—	—	(8)	(17)	(10)	(11)
Swaps
In a favourable position	1,405	3,572	3,449	8,428	2,841	8,291
In an unfavourable position	(219)	(2,924)	(3,676)	(8,783)	(2,872)	(8,525)
Futures	(5)	1	(29)	49	(23)	59
Options
Purchased	437	438	264	425	276	508
Written	—	—	—	(93)	(1)	(121)

	1,618	1,087	46	28	259	215

Other contracts
In a favourable position	1,177	5,088	131	—	13	—
In an unfavourable position	(830)	(3,381)	(86)	—	—	—

	347	1,707	45	—	13	—

Total fair value of derivative financial instruments held or issued	2,350	4,760	348	(810)	557	1,728

(1)
The positive fair value represents the credit risk to the Group if all the Group's counterparties were to default.

        The table shows that the majority of fair value for foreign exchange-related contracts is concentrated in foreign exchange spot and forward transactions. These contracts are of a standardised form and are usually of a maturity of less than 12 months.

        The fair value of foreign exchange rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2002 of $257 million (2001: loss of $838 million). Total net realised and unrealised profits and losses on foreign exchange rate-related contracts held or issued for trading purposes during the year amounted to a net profit of $229 million (2001: profit of $601 million) (refer to note 4).

        The table shows that the majority of fair value for interest rate-related contracts is concentrated in interest rate swaps.

        The fair value of interest rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2002 of $46 million (2001: profit of $28 million). Total net realised and unrealised profits and losses on both interest rate-related contracts and physical securities held or issued for trading purposes during the year amounted to a net profit of $334 million (2001: profit of $120 million) (refer to note 4).

Value at risk for derivatives held or issued for trading purposes

        As foreign exchange and interest rate derivatives generally consist of offsetting commitments, they involve only limited net foreign exchange and interest rate risk, which is managed in the Group under strict trading guidelines. The overall market risk that any business unit can assume is approved by a special committee of the Board, through a combination of intra-day trading limits and overnight value at risk limits.

        Value at risk represents an estimate of potential profit impact of a rate movement, and is assessed on an entire trading portfolio basis, including both physical and derivative positions. Value at risk is measured as the absolute value of observed changes in the trading portfolio value brought about by daily changes in market rates at a 99% (2001: 95%) confidence level. For example, a value at risk exposure of $1 million means that on 99 days out of 100, given the historical behaviour of rates, an overnight profit impact on the trading portfolio should not exceed $1 million.

        The value at risk methodology is one means by which the Group manages volatility from market risk. Table 2 shows the Group's value at risk for both foreign exchange and interest rate trading portfolios, including both physical and derivative positions. The figures reflect the offsetting potential profits or losses across products and regions in which the Group operates.

Table 2 Value at risk for physical and derivative positions

	Average value during reporting period		Minimum value during reporting period		Maximum value during reporting period
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Value at risk at a 99% (2001: 95%) confidence level
Foreign exchange risk	7	6	2	1	26	15
Interest rate risk	15	9	9	6	23	14
Volatility risk	4	2	2	1	5	3
Commodities risk	—	—	—	—	1	—
Diversification benefit	(7)	—	n/a	—	n/a	—

Total value at risk for physical and derivative positions(1)	19	12	11	8	34	22

(1)
Value at risk is measured individually according to foreign exchange risk, interest rate risk and volatility risk. The individual risk categories do not sum up to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

Deferred gains and losses on derivative financial instruments held or issued for other than trading purposes

        Table 3 shows the net deferred realised gains and losses arising from hedging contracts entered into by the Group to reduce the risk arising from identifiable assets, liabilities and commitments, together with the expected term of deferral:

Table 3 Net deferred gains and losses

	Foreign exchange rate- related contracts		Interest rate- related contracts(1)		Total
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Within 6 months	—	—	—	2	—	2
6 months - 1 year	—	—	—	—	—	—
1 - 2 years	—	—	—	(1)	—	(1)
2 - 5 years	—	—	(3)	(5)	(3)	(5)
After 5 years	—	—	(420)	(1,766)	(420)	(1,766)

Total net deferred gains	—	—	(423)	(1,770)	(423)	(1,770)

(1)
Interest rate-related contracts expected to be deferred after five years relate to hedges of mortgage servicing rights. Mortgage servicing rights hedge contracts were included in the sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) and are no longer recognised in the Group's balance sheet from October 1, 2002.

        During 2002 there were no net deferred gains and losses from hedging contracts entered into by the Group to reduce the risk arising from anticipated transactions together with the expected term of deferral.

Credit risk

        Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Group when settlement becomes due.

        Notional principal is the amount of a derivative's underlying asset, reference rate or index and is the quantum on which changes in the value of the derivative are measured. It provides an indication of the volume of business transacted by the Group. Changes in the value of a derivative are usually only a fraction of the notional principal amount, and it is only those changes which have a positive fair value to the Group that create a potential for credit risk.

        The Group's credit exposure has been determined in accordance with Australian Prudential Regulation Authority (APRA) capital adequacy guidelines. This credit equivalent is derived by taking into account the residual maturity of each instrument, and then adding the fair value of all contracts which have a positive fair value. Futures and option contracts which are traded on a recognised exchange and which are subject to margin payments are considered to have no credit exposure. Internal credit assessment applies a conservative methodology to determine potential counterparty exposure.

        Table 4 shows the fair value of all derivative instruments held or issued by the Group for the last two years at September 30. It should be noted that fair value at a particular point in time gives no indication of future profit or loss, or what the dimensions of that profit or loss are likely to be.

        Credit risk is constantly assessed, measured and managed in strict accordance with the Group's risk management policies. Banking entities within the Group may take collateral to secure amounts due under treasury transactions. Collaterisation is assessed specifically at the time facilities are approved on a case-by-case basis.

        In addition, the Group utilises credit derivatives to manage risk in the loans and advances asset portfolio. Credit derivatives are financial instruments used to assume or transfer the credit risk of loans and other assets to a third party, in return for the payment of a premium or a cash flow stream. They are over-the-counter contracts between two counterparties where the value of the instrument is linked to measurable changes in the credit quality of a designated reference asset.

Table 4 Notional principal, estimated credit equivalent and fair value of all derivative financial instruments

	Notional principal		Credit equivalent		Fair value		Average fair value(1)
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange(2)
Trading	296,895	289,930	6,590	8,778	498	(624)	680	1,601
Other than trading	15,618	28,766	482	779	(194)	759	—	—

	312,513	318,696	7,072	9,557	304	135	680	1,601

Cross currency swaps(2)
Trading	51,204	46,340	4,459	4,618	(605)	(622)	(949)	(270)
Other than trading	13,122	8,527	53	—	574	1,195	—	—

	64,326	54,867	4,512	4,618	(31)	573	(949)	(270)

Futures trading	191	107	—	—	—	—	—	—

Options
Trading	296,819	95,132	3,989	1,548	364	408	554	182
Other than trading	487	521	13	18	5	12	—	—

	297,306	95,653	4,002	1,566	369	420	554	182

Total foreign exchange rate-related contracts	674,336	469,323	15,586	15,741	642	1,128	285	1,513

Interest rate-related contracts
Forward rate agreements
Trading	41,602	59,072	53	26	38	2	38	3

Swaps
Trading	452,487	392,390	6,307	11,097	(227)	(355)	(31)	(234)
Other than trading	51,819	118,333	1,608	4,109	1,186	648	—	—

	504,306	510,723	7,915	15,206	959	293	(31)	(234)

Futures
Trading	98,524	181,279	—	—	(29)	49	(23)	59
Other than trading	2,491	39,915	—	—	(5)	1	—	—

	101,015	221,194	—	—	(34)	50	(23)	59

Options
Trading	31,060	40,874	225	446	264	332	275	387
Other than trading	25,748	100,820	455	932	437	438	—	—

	56,808	141,694	680	1,378	701	770	275	387

Total interest rate-related contracts	703,731	932,683	8,648	16,610	1,664	1,115	259	215

Other contracts(3)
Trading	4,883	1,817	349	202	45	—	13	—
Other than trading	2,047	2,485	115	1,808	347	1,707	—	—

Total other contracts	6,930	4,302	464	2,010	392	1,707	13	—

Total derivative financial instruments	1,384,997	1,406,308	24,698	34,361	2,698	3,950	557	1,728
Deduct:
Non-consolidated controlled entities(4)	5,114	4,588	261	50	311	195	208	—

Total derivative financial instruments reported for capital adequacy(5)	1,379,883	1,401,720	24,437	34,311	2,387	3,755	349	1,728

(1)
Average fair values of other than trading contracts are not captured.

(2)
In accordance with industry practice, notional principal amounts disclosed for spot and forward foreign exchange contracts represent the buy leg only and for cross currency swaps represent the receivable leg only.

(3)
The credit equivalent in relation to credit derivatives where the Group has sold credit protection is reflected in note 45 contingent liabilities and credit commitments within other binding credit commitments.

(4)
Under APRA guidelines, life insurance and funds management activities are excluded from the calculation of risk-weighted assets and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy.

(5)
Refer to the financial review for further information on capital adequacy.

Credit equivalent by maturity

        As mentioned above, the credit equivalent amount includes an adjustment which takes account of the residual maturity of contracts. This is because credit risk is partly a function of the time over which the exposure will be held.

        Table 5 provides a maturity profile of total counterparty exposure by credit equivalent amounts for all derivative financial instruments held or issued by the Group for the last two years at September 30. It shows that 48% (2001: 49%) of the exposure is confined to maturities of one year or less and 86% (2001: 78%) matures within five years.

Table 5 Maturity profile of total derivative financial instruments counterparty exposure by credit equivalent

	Foreign exchange rate- related contracts		Interest rate- related contracts(1)		Other contracts		Total
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Within 6 months	8,159	8,803	3,495	3,215	195	1,703	11,849	13,721
6 months - 1 year	2,984	2,471	149	352	195	195	3,328	3,018
1 - 2 years	1,513	1,520	553	1,200	74	74	2,140	2,794
2 - 5 years	1,174	1,655	2,770	5,615	—	38	3,944	7,308
After 5 years	1,756	1,292	1,681	6,228	—	—	3,437	7,520

Total derivative financial instruments reported for capital adequacy	15,586	15,741	8,648	16,610	464	2,010	24,698	34,361

Credit equivalent by concentration

        Depending on the risks associated with an individual counterparty or groups of counterparties, a concentration of credit risk can be perceived as indicative of more or less credit risk. In general, the Group's dealings in derivatives involve counterparties in the banking and financial services area, together with government and semi-government authorities and major corporates.

        Table 6 shows the credit equivalent of derivatives allocated to broad sector and geographic locations as at September 30, 2002 for the Group. It shows that 73% (2001: 65%) of credit exposure is to government authorities and banks. In excess of 90% (2001: 93%) of the Group's derivative financial instruments outstanding in terms of the credit equivalent are to customers with a credit rating of investment grade or above under the Group's loan grading system.

Table 6 Credit equivalent of derivative financial instruments allocated to sectors and geographic locations of ultimate obligors

	Governments $m	Banks $m	Non-bank financial institutions $m	Corporate and all other sectors $m	Total $m
Australia	510	8,319	2,380	2,874	14,083
Europe	—	6,852	112	190	7,154
New Zealand	26	231	10	344	611
United States	—	1,818	52	—	1,870
Asia	—	338	593	49	980

Total credit equivalent of derivative financial instruments	536	17,558	3,147	3,457	24,698

Liquidity risk

        Liquidity risk arises from the possibility that market conditions prevailing at some point in the future will force the Group to sell derivative positions at a value which is far below their underlying worth, or may result in the inability to exit from the positions. The liquidity of a derivative, or an entire market, can be reduced substantially as a result of some market event or change in market psychology, or the actions of individual participants.

        In order to counter such risk, the Group concentrates its derivative activity in highly liquid markets. Table 4, for example, shows that approximately 30% (2001: 39%) of notional principal outstanding was represented by standard foreign exchange and interest rate futures contracts.

        Special considerations apply in the case of interest rate and cross currency swaps. These are often specially tailored instruments whose cash flows are structured to suit the particular needs of individual customers. Such instruments have the appearance of illiquidity because hedging the position with another counterparty with exactly offsetting requirements would be an unlikely occurrence. However, the Group hedges the risk of customised swap structures by using a combination of instruments. Swaps, forward rate agreements, futures contracts, physical securities or even loans and deposits can be employed for this purpose. Accordingly, such swaps may appear illiquid but their component risks are not. Furthermore, other market participants will, in normal circumstances, always be willing to provide liquidity to an instrument they are able to hedge. In addition, value at risk utilisations (refer to table 2) ensure that open positions are maintained at a very small level relative to total volume. Such levels ensure that, at a time of market stress, it is very unlikely the Group would be forced to compete for ever-diminishing liquidity in order to dispose of, or hedge, its existing positions.

47    Fair value of financial instruments

        Australian Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" requires disclosure of net fair value of on- and off-balance sheet financial instruments. Net fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction after deducting transaction costs. For the purposes of this note, carrying value refers to amounts reflected in the statement of financial position.

        The estimated fair values are based on relevant information available for the last two years at September 30. These estimates are subjective in nature and involve matters of judgement. Changes in assumptions could have a material impact on the amounts estimated. The methodologies and assumptions used in the net fair value estimates are described below. These are not considered critical accounting policies of the Group, as they do not impact the recognition and measurement of items in the financial statements.

        There are various limitations inherent in this disclosure. Not all of the Group's financial instruments can be exchanged in an active trading market. In addition, it is the Group's intent to hold most of its financial instruments to maturity and therefore it is not probable that the net fair values shown will be realised in a current transaction. The methods used to estimate fair value exclude a wide range of intangible, franchise and relationship benefits such as core deposits and credit card intangibles, which are integral to a complete assessment of the Group's financial position. As a consequence, the aggregate fair value does not represent the underlying value of the Group.

        The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standard No. 107 "Disclosure about Fair Value of Financial Instruments" (SFAS 107) is calculated without regard to estimated transaction costs. Such costs are not material, and accordingly the net fair values shown below would not differ materially from fair values calculated in accordance with SFAS 107.

		2002		2001
	Footnote	Carrying value $m	Net fair value $m	Carrying value $m	Net fair value $m
Financial assets
Cash assets	(a)	6,294	6,294	7,993	7,993
Due from other financial institutions	(a)	15,876	15,876	16,472	16,472
Due from customers on acceptances	(a)	19,474	19,474	19,353	19,353
Debt securities	(b)	39,323	39,352	37,075	37,098
Investments relating to life insurance business
Equity securities	(c)	21,979	21,979	21,846	21,846
Debt securities	(c)	8,483	8,483	8,574	8,574
Loans and advances	(d)	231,300	233,688	207,797	211,684
Mortgage loans held for sale	(e)	85	85	3,688	3,688
Mortgage servicing rights	(f)	1,794	1,794	5,445	5,445
Shares in entities and other securities	(g)	1,199	1,543	1,412	1,652
Regulatory deposits	(a), (h)	129	129	98	98
Financial liabilities
Due to other financial institutions	(a)	43,279	43,279	42,873	42,873
Liability on acceptances	(a)	19,474	19,474	19,353	19,353
Deposits and other borrowings	(i)	206,864	207,007	190,965	190,869
Life insurance policy liabilities	(j)	30,425	30,425	30,257	30,257
Bonds, notes and subordinated debt	(k)	22,192	23,428	24,984	25,436
Other debt issues	(k)	1,866	3,044	1,985	2,789

        The net fair value estimates are based on the following methodologies and assumptions:

  (a)
  the carrying amounts of cash assets, due from and to other financial institutions, due from and to customers on acceptances, and regulatory deposits approximate their net fair value as they are short term in nature or are receivable or payable on demand;

  (b)
  debt securities consist of trading, available for sale and investment securities. The net fair values of debt securities, together with related hedge contracts where applicable, are based on quoted closing market prices at September 30;

  (c)
  the net fair values of equity and debt securities held as investments relating to life insurance business are based on quoted closing market prices at September 30. Where no quoted market value exists, various valuation methods have been adopted by the directors as detailed in note 1(p). In those instances, the values adopted are deemed equivalent to net market value;

  (d)
  the carrying value of loans and advances is net of specific and general provisions for doubtful debts and unearned income. The net fair values of loans and advances that reprice within six months of year end are assumed to equate to the carrying value. The net fair values of all other loans and advances are calculated using discounted cash flow models based on the maturity of the loans and advances. The discount rates applied are based on the current interest rates at September 30 of similar types of loans and advances, if the loans and advances were performing at balance date. The differences between estimated net fair values of loans and advances and carrying value reflects changes in interest rates and creditworthiness of borrowers since loan or advance origination.
  Net lease receivables with a carrying value of $15,626 million (2001: $15,394 million) and a net fair value of $15,748 million (2001: $15,576 million), are included in loans and advances. Lease receivables are excluded from the definition of a financial asset under SFAS 107 and have been included in the above table for Australian reporting purposes;

  (e)
  the net fair value of mortgage loans held for sale is based on the sale contract prices or, if not committed for sale, the current market price;

  (f)
  the net fair value of mortgage servicing rights is derived using the contractual sale price in 2002 and using market prices of similar assets and discounted future net cash flows based on economic factors such as market and historic prepayment rates, portfolio characteristics and interest rates in 2001;

  (g)
  the net fair value of shares in other entities and other securities is based on quoted closing market prices at balance date where available. Where quoted market prices do not exist, the net fair values are estimated after taking into account the underlying financial position of the investee or quoted market prices for similar instruments;

  (h)
  the Group is required by law to lodge regulatory deposits with certain central banks at a rate of interest below that generally prevailing in the market. As the obligation between the parties is not based on contract but on regulatory requirements, such deposits do not constitute a financial instrument within the definition contained in SFAS 107 and have been included in the above table for Australian reporting purposes;

  (i)
  with respect to deposits and other borrowings, the net fair value of non-interest-bearing, call and variable rate deposits and fixed rate deposits repricing within six months is the carrying value at September 30. The net fair value of other term deposits is calculated using discounted cash flow models based on the deposit type and its related maturity;

  (j)
  the net fair value of life insurance policy liabilities is calculated using the Margin on Services methodology as detailed in note 1(aa);

  (k)
  the net fair values of bonds, notes and subordinated debt and other debt issues are calculated based on quoted market prices. For those debt issues where quoted market prices are not available, a discounted cash flow model using a yield curve appropriate to the remaining maturity of the instruments is used. The fair value of off-balance sheet financial instruments that qualify as accounting hedges for the Group's long term debt is included in the fair value amount of hedged debt;

  (l)
  commitments to extend credit, letters of credit and guarantees, and warranties and indemnities issued are considered to be financial instruments. These financial instruments are generally not sold or traded and estimated fair values are not readily ascertainable. Net fair value of these items was not calculated for the following reasons. Very few of the commitments extended beyond six months would commit the Group to a predetermined rate of interest. Also, the fees attaching to these commitments are the same as those currently charged to enter into similar arrangements. Finally, the quantum of fees collected under these arrangements, upon which a fair value calculation would be based, is not material; and

  (m)
  the fair values of derivative financial instruments, including foreign exchange contracts, interest rate swaps, interest rate and currency option contracts, and currency swaps, are obtained from quoted closing market prices at balance date, discounted cash flow models or option pricing models as appropriate. The net fair values of these instruments are disclosed in note 46.

48    Superannuation commitments

        The Group sponsors a range of superannuation plans for employees which principally offer two types of benefits:

  •
  defined benefits which provide a pension with the option of commutation of part of the pension on retirement, or lump sum benefit; and

  •
  accumulation benefits which provide a lump sum benefit on retirement or withdrawal.

        Defined benefits are based on years of service and compensation levels during the latter years of service. For defined benefit plans, the Group's policy has been to contribute to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits.

        Accumulation benefits are based on accumulated contributions and interest earnings thereon. Entities in the Group are obliged to contribute sufficiently to cover specified minimum benefit levels. These obligations are legally enforceable. The relevant trust deed may allow for the cessation of these contributions. Member and employer contributions are calculated as percentages of member's salaries or wages. In the case of some plans, member contributions are not required.

        The Group contributed $130 million in respect of all superannuation plans for 2002 (2001: $155 million).

        With the exception of the National Australia Bank UK Retirement Benefits Plan and the National Staff Superannuation Fund (MLC), all trustees of the respective plans are of the opinion, based on the advice of the actuaries as at the last valuation date, that on termination of the plans, or the voluntary or compulsory termination of each employee, all vested benefits are covered by the available assets of the respective plans and, where this is not the case, appropriate action has been implemented to correct the situation. With respect to the National Australia Bank UK Retirement Benefits Plan, vested benefits currently exceed plan assets. The deficit will be funded over the average working lifetimes of current employees by way of additional cash contributions. With respect to the National Staff Superannuation Fund (MLC), vested benefits currently exceed plan assets. The appointed actuary will commence an actuarial valuation of the fund in the near future, and will continue to monitor the position along with the trustee until the fund is returned to a satisfactory position. Until the results of the initial valuation are known, employer contributions are continuing at the rate recommended for the fund.

        Listed below are details of the major funds with total assets in excess of $10 million each. The accrued benefits, plan assets at net market value, net surplus and vested benefits of these funds (converted at exchange rates at September 30) were:

		2002				2001
Name of defined benefit fund	Last assessment date and actuary name	Accrued benefits $m	Plan assets $m	Net surplus $m	Vested benefits $m	Accrued benefits $m	Plan assets $m	Net surplus $m	Vested benefits $m
National Australia Bank Group Superannuation Fund A(1)	June 30, 2000 Mr SJ Schubert, FIA, FIAA Towers Perrin	1,764	1,836	72	1,704	1,764	1,904	140	1,652

Clydesdale Bank Pension Scheme(2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	1,848	1,659	(189)	1,623	1,765	1,965	200	1,589

Northern Bank Pension Scheme(2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	1,192	1,222	30	1,082	1,133	1,482	349	1,070

National Irish Bank Pension Scheme(2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	302	383	81	242	292	462	170	233

National Australia Bank UK Retirement Benefits Plan(2)(3)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	276	213	(63)	216	215	227	12	173

Yorkshire Bank Pension Scheme(2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	1,514	1,599	85	1,330	1,443	1,953	510	1,261

Bank of New Zealand Officers' Provident Association(4)	October 31, 2001 Ms GR Spooner, BSc, FIAA, FNZSA Watson Wyatt NZ Ltd	158	238	80	155	149	247	98	148

National Staff Superannuation Fund (MLC)(5)(6)	June 30, 2001 Mr SJ Schubert, FIA, FIAA Towers Perrin	93	95	2	99	96	99	3	96

Total defined benefit funds		7,147	7,245	98	6,451	6,857	8,339	1,482	6,222

(1)
National Australia Bank Group Superannuation Fund A is technically a defined benefit fund although the vast majority of members have accumulation benefits. Accrued benefits are at the date of the last actuarial assessment, which was June 30, 2000. Plan assets and vested benefits are as at June 30, 2002, being the date of the most recent financial statements of the fund.

(2)
Accrued benefits, plan assets and vested benefits are at the date of the last actuarial assessment, which was June 30, 2002. Comparative amounts are as of the actuarial assessment date of June 30, 2000.

(3)
Employees working for National Australia Bank Limited, National Australia Group Europe Limited, National Australia Group Services Europe Limited and National Australia Life Services Limited in Europe are eligible for membership of the National Australia Bank UK Retirement Benefits Plan.

(4)
Bank of New Zealand Officers' Provident Association has two divisions within one fund. Division 1 is a defined benefit plan and is closed to new members. Division 2 is a cash accumulation plan and contains the majority of members. The division 1 component of accrued benefits are at the date of the last acturial assessment which was October 31, 2001. The plan assets and vested benefits are as at October 31, 2001, being the date of the most recent financial statements of the fund.

(5)
On 30 June 2002, the National Staff Superannuation Fund (MLC) was transferred into the Plum Financial Services Master Trust. From July 1, 2002, Towers Perrin was replaced as actuary of this fund by Plum Financial Services.

(6)
National Staff Superannuation Fund (MLC) is technically a defined benefit fund although the majority of members have accumulation benefits. Accrued benefits are at the date of last acturial assessment of the fund, which was June 30, 2001. Plan assets and vested benefits are as at June 30, 2002, being the date of the most recent financial statements of the fund.

49    Operating lease commitments

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Estimated minimum lease commitments
Due within 1 year	178	184	68	69
Due within 1 - 2 years	184	206	86	99
Due within 2 - 3 years	207	175	121	81
Due within 3 - 4 years	174	178	97	80
Due within 4 - 5 years	188	137	116	64
Due after 5 years	1,020	1,110	440	373

Total operating lease commitments(1)(2)(3)	1,951	1,990	928	766

Commitments by type
Commercial and residential buildings	1,815	1,828	792	617
Data processing and other equipment	136	162	136	149

Total operating lease commitments	1,951	1,990	928	766

(1)
Figures include liabilities taken up for surplus leased space and lease incentives.

(2)
Includes non-cancellable operating lease commitments consisting of:
Due within 1 year	66	77	—	—
Due within 1 - 2 years	60	67	—	—
Due within 2 - 3 years	53	85	—	—
Due within 3 - 4 years	48	43	—	—
Due within 4 - 5 years	45	38	—	—
Due after 5 years	363	418	—	—

Total non-cancellable operating lease commitments	635	728	—	—

(3)
Included in this note are lease commitments resulting from the sale and leaseback of various properties. These transactions are generally for a term of five years, or 10 years for major properties. There is no ongoing involvement in the properties other than rental payments.

50    Capital expenditure commitments

	Group		Company
	2002 $m	2001 $m	2002 $m	2001 $m
Land and buildings
Due within 1 year	102	44	99	32
Due within 1-2 years	44	—	44	—
Due within 2-5 years	1	—	1	—
Data processing and other equipment
Due within 1 year	40	45	33	21
Due within 1-2 years	—	22	—	21
Other
Due within 1 year	4	—	—	—

Total capital expenditure commitments	191	111	177	74

51    Financing arrangements

	Group
	2002		2001
	Accessible $m	Unused $m	Accessible $m	Unused $m
The Company and certain controlled entities had access to the following financing arrangements:
Standby line of credit	—	—	3,170	106

Total financing arrangements	—	—	3,170	106

52    Related party disclosures

        During the year, there have been dealings between the Company and its controlled entities and other related parties. The Company provides a range of services to related parties including the provision of banking facilities and standby financing arrangements. Other dealings include granting loans and accepting deposits, and the provision of finance, forward exchange and interest rate cover. These transactions are normally subject to commercial terms and conditions.

        Other transactions with controlled entities may involve leases of properties, plant and equipment, the provision of data processing services or access to intellectual or other intangible property rights. Charges for these transactions are made on the basis of equitable rates agreed between the parties. The Company also provides various administrative services to the Group, which may include accounting, secretarial and legal. Fees may be charged for these services.

        The aggregate of material amounts receivable from or payable to controlled entities, at balance date are as disclosed on the statement of financial position of the Company.

        Details of directors who held office during the year are set out in the report of the directors. Details of remuneration paid or payable to the directors and directors of related entities are set out in the report of the directors and note 53.

        Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted under Australian Securities and Investments Commission (ASIC) Class Order 98/110 dated July 10, 1998, from providing details of certain loans or financial instrument transactions made by banks to related parties (other than directors) in the ordinary course of banking business and on an arm's length basis or with the approval of shareholders of the relevant entity and its ultimate parent entity if any. The application of this Class Order may cause the Group's disclosure of related party transactions to differ from that disclosed by the Company's controlled entities in their statutory financial reports.

        The Company is required under the terms of the Class Order to lodge a statutory declaration, signed by two directors, with ASIC. The declaration must provide confirmation that the Company has implemented systems of internal control and procedures, which provide assurance that any loans or other financial instrument transactions of a bank which are not entered into on normal terms and conditions are drawn to the attention of the directors so that they may be disclosed in the financial report.

        The Company will lodge such a declaration with its annual return to ASIC for the year ended September 30, 2002.

Loans to directors

        Loans made to the directors of the Company and to the non-executive directors of its controlled entities are made in the ordinary course of business on commercial terms and conditions. Loans to executive directors of controlled entities are made on similar terms and conditions to other employees within the Group.

        Under the Class Order referred to above, disclosure is limited to the aggregate amount of loans made or guaranteed by:

    •
    the Company and its controlled entities to directors of all entities within the Group; and

    •
    controlled non-banking entities to the related parties of directors of all entities within the Group.

        The aggregate amounts of such loans made, repayments received and amounts outstanding at September 30 were:

	Group		Company
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Balance outstanding at September 30(1)	36,418	38,828	214	420
Loans made during the year
Normal terms and conditions	6,130	9,739	94	41
Employee terms and conditions	7,924	6,485	—	—
Repayments received during the year
Normal terms and conditions	5,435	19,928	300	27
Employee terms and conditions	7,938	7,120	—	—

(1)
Loans to directors for 2001 has been restated to correct a numerical error in the total in the annual financial report 2001. The balance outstanding was previously disclosed as $39,184,000 for the Group and $776,000 for the Company.

        The following table sets out the nature of loans made to directors of the Company and controlled entities during the year:

	Group			Group			Group
	2002	2001		2002	2001		2002	2001
S Alomes	1,2,3,4	—	JB Christopher	—	1,2,3,4	HG Ford	—	2,3
DJ Anderson	1,2,4	1,2,3,4	FJ Cicutto	2,3	3	E Goff	1,2,4	1,2,4
JO Anderson	2,3,4	1,2,3,4	PR Clark	—	1,2,4	B Gordon	1,2,3	1,2,4
MT Anderson	1,2,4	—	AJ Clarke	—	2,4	D Grant	—	1,2,3,4
EJ Antczak	—	2,4	RE Clements	1,2,3	1,2,3,4	L Gray	1,2,4	—
J Badge	—	2,4	WA Cole	2,3	2,3	GT Greer	1,2,3,4	1,2,3,4
DA Baillie	—	1,2,4	G Comito	1,2,3	4	RJ Gregory	1,2,3	1,2,3
BA Baker	1,2,4	1,2,4	KL Cormican	1,2,3,4	1,2,3,4	SI Grimshaw	—	2,3,4
A Barnard	—	1,2,4	KF Courtney	3	3	AP Hale	1,2,3,4	1,2,4
GLL Barnes	1,2,4	1,2,4	G Cullen	2,4	1,2,4	CK Hall	—	1,2,3
I Barr	1,2,3	—	RF Dailey	—	2,4	W Handley	2,3	1,2,3
SE Bernard	—	2,4	MS Darling	—	1,3	GDB Harkness	3	3
ND Birrell	—	2,4	R Day	—	2,4	DA Harris	—	3
CJ Black	1,4	1,2,3,4	J Dean	—	2,3,4	M Harwood	—	2,3
AM Boreland	1,4	—	JA Docherty	2,3	1,3	A Haslam	4	1,2,4
DK Bould	2,4	2,4	M Donohoe	1,2,4	2,4	RD Henriks	1,2,4	1,4
RK Boyce	2,3	1,3	K Doran	1,2,3	—	DC Holden	2,3,4	1,2,3,4
PP Boyle	2,3,4	—	D Douglas	3,4	3,4	A Hondros	2,4	—
D Braimbridge	1,2,4	1,2,4	MC Dowland	1,4	2,4	HL Hooi	1,2,3	—
R Brice	1,4	—	CW Duncan	1,2,4	4	JE Hooper	2,4	—
PF Brooksbank	2,4	1,2,4	J Dyer	1,4	—	M Hosking	1,2,4	1,2,4
DM Browne	—	2,4	DE Ebert	—	2,3	T Hunersen	—	2,4
RC Brown	—	2,3,4	MR Edmonds	—	1,4	JC Hurst	2,4	2,4
I Butler	2,3	3	MM Elliott	3	3	RJ Hutchinson	—	2,4
WH Byrne	—	2,4	RR Erdos	2,4	1,2,4	GA Hyde	2,4	2,4
CR Campbell	1,2,4	2,4	P Fegan	2,3,4	1,2,3,4	TL Irland	—	2,4
K Campbell	1,2,4	—	ID Ferguson	2,4	—	RJ Jacobs	—	4
W Canning	—	2,3,4	R Ferrari	2,4	—	PA Jefferies	1,3	1,3
PJA Carson	1,2,4	2,4	PG Flavel	1,2,3,4	2,3	LS Jones	—	2,3,4
JS Carton	—	2,3	SRB Fletcher	1,2,3,4	—	SD Jursek	—	2,4
BT Case	—	3	SE Forbes	—	1,2,3	A Karney	—	1,2,4
D Cathie	1,2,3,4	2,4	G Ford	—	2,3	DS Kelly	—	2,3,4

	Group			Group			Group
	2002	2001		2002	2001		2002	2001
M Kelly	2,3,4	1,2,3,4	B Morris	—	1,2,4	MJ Smith	2,4	1,2,4
D Kenny	—	1,2,4	AF Morrison	2,3	3	W Somerville	1,2,4	—
A Kentmann	—	2,3,4	KJ Moss	1,3	1,2	RJ Stapleton	—	2,3,4
D Keys	2,4	2,4	DG Motherwell	—	2,4	A Stirrup	2,4	2,4
MA King	—	2,4	AM Murphy	—	1,2,3	JD Storey	1,3	2,3
V Koh Yoke Har	2,4	2,4	M Murphy	1,2,4	1,2,4	K Sukswasdi	—	2,4
GJ Kraehe	3	1,3	W Nixon	—	2,3,4	GA Targett	1,4	1,2,4
DM Krasnostein	1,2,3	3,4	GF Nolan	2,4	1,2,4	SC Targett	1,3	2,3
MT Laing	1,2,4	—	P Norris	1,2,3	1,2,3,4	I Tasker	—	2,4
R Lakin	1,2,4	1,2,4	AJ O'Grady	1,2,4	—	DG Taylor	—	2,3,4
B Lanesman	1,2,3	1,2,3	FG Olsson	—	1,2,4	JD Taylor	1,2,4	2,3
TM Lao	1,4	—	MG O'Neill	2,4	4	TS Tennent	—	2,3
BT Lavelle	—	1,2,4	DG Paton	2,3,4	1,2,3,4	KD Thawley	1,2,3	—
A Law	2,3,4	1,3,4	GR Pellett	1,2,3,4	2,3,4	H Then	2,4	—
M Lawler	2,3	1,2,3	WF Pickard	—	2,3	PL Thodey	4	2,4
G Lefevre	2,3	—	JK Pickett	—	2,4	PJS Thomas	—	3
C Leggat	—	2,4	RE Pinney	1,2,3,4	1,2,3,4	D Thompson	—	2,4
BR Lenz	—	1,2,4	RH Polkinghorne	1,2,4	1,2,4	RG Thompson	1,2,4	—
P Leydon	1,2,4	1,2,3,4	D Price	2,4	2,4	AC Thomson	—	1,2,3
SP Littlebury	1,2,3,4	1,2,3,4	P Promnitz	—	1,2,3	HJ Thomson	1,2,3	1,2,3,4
B Long	2,3,4	2,3,4	RMC Prowse	1,2,4	1,2,4	D Thorburn	2,4	—
D MacGregor	1,2,3	1,2,3	JE Queen	1,2,4	1,2,3,4	D Treanor	1,2,4	—
JT Macken	2,4	1,2,3,4	H Raby	2,4	2,4	M Tredenick	1,2,4	—
FR Mallia	2,3,4	2,3	K Race	—	2,4	J Treloar	1,2,4	1,2,4
K Marshman	1,4	—	R Rauchenberger	1,2,4	—	J Trethowan	1,2,4	1,2,3
RF Matrenza	—	2,4	DG Reid	1,2,4	—	S Tucker	1,4	1,2,3
IG Mattiske	1,2,3	1,2,3,4	TE Reiss	—	2,3,4	RP Tuckey	2,4	4
J McDonald	—	2,3,4	D Richards	2,4	1,2,4	P Tulloch	2,3	3
B McGahan	—	3	J Richards	—	2,4	DL Upton	2,4	1,2,4
DJ McGee	1,2,3,4	1,2,3,4	WD Ritsema	—	2,4	SA Van Andel	—	2,3
B McKenzie	—	1,2,4	PD Rogan	1,2,3	2,3	K Van Solkema	—	1,2,3,4
RA McKimm	2,3	2,3	PK Roy	2,4	1,2,3,4	C Van Swearingen	—	2,4
RE McKinnon	2,4	1,2,4	CA Russell	2,4	—	O Vanzuyden	2,3	2,3
D McPherson	2,4	1,2,4	TC Rutland	—	2,4	I Walker	2,3,4	1,2,3,4
SJD Melia	2,3,4	1,2,3,4	GP Savage	1,2,3	1,2,3,4	JD Walmsley	2,4	2,4
G Mescher	1,2,4	—	RG Scholes-			P Weanie	—	2,3,4
JB Meyer	—	2,3	Robertson	—	1,2,3	GJ Wheaton	—	1,2,3
B Meyler	1,2,4	2,4	RR Schwarzlose	—	2,3,4	A Whitford	—	1,2,3
G Miller	3	1,2,3	PB Scott	4	4	OA Wilhelm	—	2,4
RB Miller	—	1,2,3,4	I Showman	1,2,4	—	G Willcock	—	4
R Mitchell	1,2,4	2,4	MJW Skilling	1,2,3	2,3	W Wolke	—	2,4
DE Moir	2,4	1,2,4	GR Slater	1,2,4	1,4	E Wong	1,2,4	—
LE Moon	—	2,3	T Slater	2,4	1,2,4	NL Youren	2,3	1,2,3
RL Morath	1,4	1,3

1.
Loan made to this person during the year. Refer to the previous table for aggregate amounts.

2.
Repayment made by this person during the year. Refer to the previous table for aggregate amounts.

3.
Loan made in ordinary course of business on commercial terms and conditions. Refer to the previous table for aggregate amounts.

4.
Loan made on employee terms and conditions. Refer to the previous table for aggregate amounts.

        Loans made by the Group in 2002 and 2001 to directors or to any associate of such persons, as defined by the US Securities and Exchange Commission at no time exceeded 5% of equity.

Deposits

        The value of deposits made with the Company, directly or indirectly, by directors of the Company and by parties related to them as at September 30, 2002 was $1,189,294 (2001: $1,300,000). These deposits were transacted on normal terms and conditions.

Shares, share options and equity instruments

        The aggregate number of shares, share options and equity instruments issued, disposed/exercised, or held, directly, indirectly or beneficially by directors of the Company and by parties related to them during the last two years is set out below. The share and share option details represent issues under the Company's dividend reinvestment plan, bonus share plan, UK dividend plan and, where applicable, employee share plans and executive option plans. Equity instrument details represent issues of National Income Securities.

	Issued		Company disposed/exercised		Held
	2002	2001	2002	2001	2002	2001
Ordinary shares, fully paid	24,866	209,719	—	—	321,246	296,380
Share options over ordinary shares	—	500,000	200,000	200,000	1,400,000	1,600,000
Equity instruments	—	—	—	400	1,170	1,170

        All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, equity instrument holders or, where applicable, to all employees or executives of the Company under employee share plans and executive option plans.

Other transactions of directors

        All other transactions with directors, director-related entities and other parties are conducted on an arm's length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by non-bank controlled entities. All such transactions that have occurred with directors, director-related entities and other related parties have been trivial or domestic in nature.

Controlled entities

        Refer to note 20 for details of the Company's investment in controlled entities. Refer to note 44 for details of controlled entities.

        Details of amounts received from or paid to controlled entities, in the form of dividends or interest, are set out in notes 4 and 5(b). The Company has certain guarantees and undertakings with entities in the Group. These are set out in note 45.

        In the context of the Group's operations, the directors of the Company do not consider it practicable to collate details of dealings with controlled entities by transaction type, except to the extent that they have been collated and disclosed in respect of the specific transaction types referred to in the preceding paragraphs.

53    Remuneration of directors

        Total income paid or payable, or otherwise made available, to all directors of the Company and each entity in the Group, directly or indirectly, by the Company or any related party consists of the following:

	Group		Company
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Salary package	45,595	40,470	3,275	2,782
Performance-based bonuses(1)	10,403	11,598	765	1,350
Other benefits	22,821	20,357	201	1,641

Total remuneration of directors	78,819	72,425	4,241	5,773

(1)
Represents bonuses paid in respect of prior year performance.

        Options issued during the year to executive directors under the Company's executive option plan have an exercise price equivalent to the market value of the Company's fully paid ordinary shares as at the date of issue. Accordingly, the remuneration value is deemed to be $nil (refer to note 39 for details of all options issued under the executive share option plan no. 2).

        The following table shows the number of directors of the Company whose total income paid or payable, or otherwise made available, directly or indirectly, by the Company or any related party, falls within each of the bands:

	Company			Company
Remuneration ($)
	2002	2001	Remuneration ($)	2002	2001
110,001 - 120,000	1	1	230,001 - 240,000	1	1
130,001 - 140,000	1	—	250,001 - 260,000	1	—
140,001 - 150,000	2	—	410,001 - 420,000	1	—
160,001 - 170,000	1	—	1,740,001 - 1,750,000	—	1*
170,001 - 180,000	—	1	2,620,001 - 2,630,000	1	—
190,001 - 200,000	—	3	2,900,001 - 2,910,000	—	1

Total number of directors				9	8

*
Includes retirement, retrenchment and/or resignation benefits paid.

        The remuneration bands are not consistent with the specific remuneration details set out in the report of the directors as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 (Cth) and Australian Accounting Standards.

54    Remuneration of executives

        For the purposes of this note, executives are persons who work in, or mainly in, Australia and receive gross remuneration in excess of $100,000, and are Board appointees, executive directors of controlled entities, or Group employees responsible for the strategic direction and management of major business units. Aggregate remuneration received or due and receivable, directly or indirectly, by executives of the Group from the Company and related parties consists of the following:

	Group		Company
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Salary package	28,058	29,504	22,739	25,101
Performance-based bonuses(1)	11,240	13,246	7,866	10,544
Other benefits	25,435	5,204	11,173	4,501

Total remuneration of executives	64,733	47,954	41,778	40,146

(1)
Represents bonuses paid in respect of prior year performance.

        Options issued during the year to executives under the Company's executive option plan have an exercise price equivalent to the market value of the Company's fully paid ordinary shares as at the date of issue. Accordingly, the remuneration value is deemed to be $nil (refer to note 39 for details of all options issued under the executive share option plan no. 2).

        The following table shows the number of executives (as defined above) of the Group receiving gross remuneration, in each of the ranges stated, from the Company and related bodies corporate:

	Group				Company					Group				Company
Remuneration ($)
	2002		2001		2002		2001		Remuneration ($)	2002		2001		2002		2001
110,001 - 120,000	1		—		1		—		550,001 - 560,000	1		1		1		1
120,001 - 130,000	—		1		—		1		560,001 - 570,000	1		1		—		—
130,001 - 140,000	—		1		—		1		570,001 - 580,000	2		3	*	2		2	*
140,001 - 150,000	1		1		1		1		590,001 - 600,000	1		—		1		—
150,001 - 160,000	—		3		—		2		600,001 - 610,000	—		2		—		—
160,001 - 170,000	1		2		1		2		610,001 - 620,000	—		1	*	—		1	*
170,001 - 180,000	2		—		2		—		620,001 - 630,000	—		1		—		—
190,001 - 200,000	1		2	*	—		2	*	640,001 - 650,000	—		1		—		1
200,001 - 210,000	—		1		—		1		650,001 - 660,000	—		1		—		1
210,001 - 220,000	1	*	1		1	*	1		660,001 - 670,000	1		1	*	1		1	*
220,001 - 230,000	1		1		1		1		680,001 - 690,000	—		1		—		1
230,001 - 240,000	—		3		—		3		690,001 - 700,000	1		—		1		—
240,001 - 250,000	2		1		2		—		730,001 - 740,000	1	*	—		1	*	—
260,001 - 270,000	2	*	2		2	*	2		740,001 - 750,000	1		—		1		—
270,001 - 280,000	1		—		1		—		750,001 - 760,000	—		1		—		1
280,001 - 290,000	1		—		1		—		770,001 - 780,000	—		2		—		2
290,001 - 300,000	2		1		2		1		780,001 - 790,000	—		1		—		1
300,001 - 310,000	1		2		1		2		840,001 - 850,000	1		—		1		—
310,001 - 320,000	—		2		—		2		850,001 - 860,000	1		—		1		—
320,001 - 330,000	2		1		2		1		870,001 - 880,000	1		—		1		—
330,001 - 340,000	3	*	3		3	*	3		890,001 - 900,000	—		1	*	—		1	*
340,001 - 350,000	2		3		2		2		900,001 - 910,000	—		1		—		1
350,001 - 360,000	5		3		5		3		910,001 - 920,000	1		—		1		—
360,001 - 370,000	3		—		1		—		930,001 - 940,000	—		1		—		—
370,001 - 380,000	—		2		—		2		980,001 - 990,000	1	*	—		1	*	—
380,001 - 390,000	3		3		3		2		1,000,001 - 1,010,000	1		—		1		—
390,001 - 400,000	1	*	2		1	*	2		1,010,001 - 1,020,000	—		2		—		2
400,001 - 410,000	—		2		—		2		1,060,001 - 1,070,000	1		—		—		—
410,001 - 420,000	3	*	1		2	*	1		1,070,001 - 1,080,000	—		1		—		1
420,001 - 430,000	1		2		1		2		1,080,001 - 1,090,000	—		1		—		1
430,001 - 440,000	—		2		—		2		1,200,001 - 1,210,000	1		—		—		—
440,001 - 450,000	1		1		—		—		1,280,001 - 1,290,000	-		1		—		—
450,001 - 460,000	1		1	*	1		1	*	1,310,001 - 1,320,000	1		—		1		—
460,001 - 470,000	1		1		1		1		1,320,001 - 1,330,000	—		1		—		1
470,001 - 480,000	1		—		1		—		1,360,001 - 1,370,000	1		—		—		—
490,001 - 500,000	1		2	#	1		2	#	1,390,001 - 1,400,000	1	*	—		1	*	—
500,001 - 510,000	—		1		—		1		1,410,001 - 1,420,000	—		1	*	—		1	*
510,001 - 520,000	1		1		1		—		1,420,001 - 1,430,000	—		1		—		1
530,001 - 540,000	—		1		—		—		1,510,001 - 1,520,000	—		1		—		1
540,001 - 550,000	1	*	—		1	*	—		1,530,001 - 1,540,000	1		—		1		—

	Group				Company					Group			Company
Remuneration ($)
	2002		2001		2002		2001		Remuneration ($)	2002		2001	2002		2001
1,550,001 - 1,560,000	1		—		—		—		2,550,001 - 2,560,000	1	*	—	1	*	—
1,640,001 - 1,650,000	1		—		—		—		2,560,001 - 2,570,000	1	#	—	1	#	—
1,680,001 - 1,690,000	1		—		—		—		2,620,001 - 2,630,000	1		—	1		—
1,810,001 - 1,820,000	1		—		—		—		2,900,001 - 2,910,000	—		1	—		1
1,880,001 - 1,890,000	1		—		—		—		2,930,001 - 2,940,000	1		—	—		—
1,910,001 - 1,920,000	1		1	*	—		1	*	3,330,001 - 3,340,000	1	*	—	1	*	—
1,930,001 - 1,940,000	1	*	—		1	*	—		3,520,001 - 3,530,000	1		—	—		—

Total number of executives										81		87	64		73

*
Includes retirement, retrenchment and /or other resignation benefits paid to at least one person in each of these bands.

#
Includes expatriate benefits paid to at least one person in this band.

        The remuneration bands are not consistent with the specific remuneration details set out in the report of the directors as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 (Cth) and Australian Accounting Standards.

55    Remuneration of auditors

	Group			Company
	2002	2001	2000	2002	2001
	$'000	$'000	$'000	$'000	$'000
Total amounts paid or due and payable to auditors of the Company for:
Audit and review of the financial statements	7,000	7,511	6,069	2,295	2,343
Regulatory services(1)	2,119	1,573	4,370	1,116	442
Taxation services(2)	2,887	1,838	2,337	487	919
Other services(3)	8,213	7,260	4,217	4,788	3,713

	20,219	18,182	16,993	8,686	7,417

Total amounts paid or due and payable to related practices of auditors of the Company for:
Consulting(4)	—	7,456	3,414	—	7,456

Total remuneration of auditor related practices	20,219	25,638	20,407	8,686	14,873

(1)
Regulatory services provided other than those relating to the audit and review of the statutory financial statements of the Group. These services include prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes.

(2)
Taxation services includes services provided for taxation advisory.

(3)
Other services include due diligence assistance.

(4)
Provision of personnel to assist with the development of the corporate intranet.

        The Audit Committee has reviewed the level of non-audit fees provided by KPMG and is satisfied that this amount is compatible with maintaining auditors' independence.

        By virtue of Australian Securities and Investments Commission Class Order 98/2000 dated September 30, 1998, and amended on February 8, 2000, the auditors of the Company and its controlled entities, KPMG, have been exempted from compliance with section 324(1) and 324(2) of the Corporations Act 2001 (Cth). The Class Order exemption applies in that members of KPMG and bodies corporate in which a member of KPMG is a substantial shareholder (other than those members and bodies corporate in which a member of KPMG is a substantial shareholder engaged on the audit of the Company and/or controlled entities) may be indebted to the Company and its controlled entities provided that:

  •
  such indebtedness does not exceed $5,000; or

  •
  section 324(3) applies to the relevant indebtedness; or

  •
  the indebtedness arose upon ordinary commercial terms as to the rate of interest, the terms of repayment of principal and payment of interest, the security to be provided and otherwise, and it related to a financial arrangement between the relevant member and the Company and/or its controlled entities prior to the member becoming a member of KPMG where the arrangement was not entered into in connection with becoming a member of KPMG.

56    Fiduciary activities

        The Group's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. The aggregate amounts of funds concerned, which are not included in the Group's statement of financial position, are as follows:

	Group
	2002	2001
	$m	$m
Fiduciary funds under management, custodianship and trusteeship	27,375	29,334

        Arrangements are in place to ensure that these activities are managed independently from all other activities of the Group.

57    Life insurance business disclosures

        The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited (NAFM), MLC Limited (MLC) and MLC Lifetime Company Limited (MLC Lifetime) in Australia, National Australia Life Company Limited in Great Britain and Northern Ireland, BNZ Life Insurance Limited in New Zealand, MLC (Hong Kong) Limited, PT MLC Life Indonesia and their controlled entities. This note is intended to provide detailed disclosures in relation to the life insurance business conducted through these controlled entities. The financial information contained in this note does not represent the entire Wealth Management business segment and therefore is not intended to reconcile to note 3.

        Appropriately qualified actuaries have been appointed in respect of each life insurance business within the Group and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act 1995 (Cth) where appropriate. Further details are set out in the various insurance statutory returns of these life insurers.

        (a)    Details of the solvency position of each life insurer in the Group

Australian life insurers

        Under the Life Insurance Act 1995 (Cth), life insurers are required to hold reserves in excess of policy liabilities to meet certain solvency and capital adequacy requirements. These additional reserves are necessary to support the life insurer's capital requirements under its business plan and to provide a cushion against adverse experience in managing long term risks. In Australia, the Life Insurance Actuarial Standards Board has issued Actuarial Standard AS 2.03 "Solvency Standard" for determining the level of solvency reserves. This standard prescribes a minimum capital requirement for each statutory fund and the minimum level of assets required to be held in each statutory fund. Capital adequacy is determined in accordance with Actuarial Standard AS 3.03 "Capital Adequacy Standard".

        The summarised information provided below has been extracted from the financial statements prepared by each life insurer in the Group for the purpose of fulfilling reporting requirements prescribed by local acts and prevailing prudential rules for 2002 and 2001. For detailed solvency information on a statutory funds basis, users of this annual financial report should refer to the financial statements prepared by each life insurer.

	NAFM	MLC	MLC Lifetime
	$m	$m	$m
Solvency reserve as at September 30, 2002	44	143	533
Assets available for solvency as at September 30, 2002	90	287	591
Coverage of solvency reserve (times)	2.1	2.0	1.1

Non-Australian life insurers

        The non-Australian life insurers in the Group are not governed by the Life Insurance Act 1995 (Cth) as they are foreign-domiciled life insurance companies. Each of these companies is required to meet similar tests of capital adequacy and solvency based on the regulations of relevant local authorities.

        (b)    Actuarial methods and assumptions—Australian life insurers

                (i)    Policy liabilities

        The policy liabilities have been calculated on the Margin on Services (MoS) method as set out in Actuarial Standard AS 1.03 "Valuation Standard" (AS 1.03) issued by the Life Insurance Actuarial Standards Board (refer to note 1(aa)).

                (ii)    Types of business and profit carriers

Product type	Actuarial method	Profit carrier
Investment-linked	Accumulation	n/a
Non-investment-linked
Traditional non-participating business	Projection	Premiums
Lump sum risk—regular premiums	Projection	Premiums
Lump sum risk—single premiums	Projection	Claims
Income stream risk	Projection	Premiums
Annuity business	Projection	Annuity payments
Traditional participating business	Projection	Bonuses

                (iii)    Discount rates

        These are the rates used to discount future cash flows under the projection method to determine the net present value. The discount rates are determined by the earnings rate of the assets that support the policy liabilities.

MLC and MLC Lifetime
NAFM
Discount rates
	2002	2001	2002	2001
Traditional business
Ordinary	5.3%(2)	5.7%(2)	5.3%(2)	5.4%(2)
Superannuation	n/a	n/a	6.5%(2)	6.5%(2)
Term life insurance	5.2%(1)	5.7%(1)	5.2%(1)	5.2%(1)
Disability business	5.2%(1)	5.7%(1)	5.2%(1)	5.2%(1)
Annuity business	6.9%(1)	6.5%(1)	5.8%(1)	5.9%(1)

(1)
Before tax.

(2)
After tax.

                (iv)    Future expenses and indexation

        Future maintenance expenses have been assumed to increase by a 2.0% (2001: 2.25%) per annum rate of inflation for NAFM, MLC and MLC Lifetime. Future investment management fees have been assumed to remain at current rates. Benefits and/or premiums on certain policies are automatically indexed by the consumer price index. The policy liabilities assume a future take-up of these indexation options based on the relevant company's recent experience.

                (v)    Rates of taxation

        Rates of taxation in relation to the Australian life insurance business are outlined in note 1(pp).

                (vi)    Mortality and morbidity

        Future mortality and morbidity assumptions are based on actuarial tables published by the Institute of Actuaries of Australia, with adjustments to claim incidence and termination rates based on recent experience as follows:

	NAFM	MLC and MLC Lifetime
Traditional business	95% of IA 90-92(1)	86% of IA 90-92(1)
Term life insurance	55% of IA 90-92(1)	76% of IA 90-92(1)
Disability income		Rates similar to 111% of incidence and 130% of claim costs of IAD 89-93(2)
Income protection benefits	120% of IAD 89-93(2)
Mortgage-related TTD benefits	150% of IAD 89-93(2)
Lump sum benefits	Various
Annuity business	90% of the minimum of ALT 90-92 and IA 90-92 with annual improvements from 1991(1)(3)	52.5% of IM 80 and IF 80(4) n/a
Accident plan	Australian population rates, increasing by 1% for each year after policy commencement

(1)
IA 90-92 is a mortality table developed by the Institute of Actuaries of Australia based on Australian insured lives experience from 1990 to 1992.

(2)
IAD 89-93 is a disability table developed by the Institute of Actuaries of Australia based on Australian insured lives disability income business experience from 1989 to 1993.

(3)
ALT 90-92 is a mortality table published by the Australian Bureau of Statistics based on Census data collected in 1991.

(4)
IM 80 and IF 80 are mortality tables developed by the Institute of Actuaries and the Faculty of Actuaries based on UK annuitant lives experience from 1979 to 1982. The tables refer to male and female lives respectively and incorporate factors which allow for mortality improvements since the date of the investigation. (There is no standard Australian annuitant mortality table).

                (vii)    Discontinuances

        Assumed future annual rates of discontinuance for the major classes of business are as follows:

			MLC and MLC Lifetime
	NAFM
Product type
	2002	2001	2002	2001
Traditional business—ordinary	5.0%	5.0%	5.0%	5.0%
Traditional business—superannuation	n/a	n/a	3.0%	4.0%
Term life insurance	11.0%	12.5%	11.0%	11.0%
Accident business	5.0%	5.0%	n/a	n/a
Superannuation business	n/a	n/a	9.0%	10.0%
Allocated pension	n/a	n/a	5.0%	5.0%
Disability income	15.0%	17.5%	13.0%	13.0%

                (viii)    Surrender values

        Surrender values are based on the provision specified in policy contracts and on the current surrender value basis for traditional policies, and typically include a recovery of policy acquisition and maintenance costs. In all cases, the surrender values specified in the contracts exceed those required by the Life Insurance Act 1995 (Cth).

                (ix)    Crediting policy and bonus philosophy

        For participating business, the Group's policy is to set bonus rates such that over long periods, the returns to policyholders are commensurate with the investment returns achieved on relevant assets backing the policies, together with other sources of profit arising from this business. Pre-tax profits are split between policyholders and shareholders with the valuation allowing for shareholders to share in the pre-tax profits at the maximum rate of 20% (15% for certain policies issued before 1980). In applying the policyholders' share of profits to provide bonuses, consideration is given to equity between generations of policyholders and equity between various classes and sizes of policies inforce. Assumed future bonus rates included in policy liabilities were set such that the present value of policy liabilities equates to the present value of assets supporting the business together with assumed future investment returns, allowing for the shareholders' right to participate in future pre-tax profits.

        Assumed future annual bonus rates for the major classes of business are:

	Ordinary business		Superannuation business
	2002	2001	2002	2001
Bonus rate on sum assured	0.95%	1.77%	1.75%	2.57%
Bonus rate on existing bonuses	0.95%	1.77%	1.75%	2.57%

        (c)    Disclosure of assumptions—non-Australian life insurers

        The policy liabilities for the Group's non-Australian life insurers have been determined by the respective entity's actuary in accordance with the guidelines and standards mandated by their local authorities.

        (d)    Glossary of terms relating to statutory funds business

        Accumulation method—The calculation of the policy liability is based on the accumulation of premiums and investment earnings less fees applicable. Deferred acquisition costs are offset against this liability.

        Annuity products—Policies that provide a regular payment to the policyholder for a specified period or until death of the insured. Policies may also provide for a payment of a specified amount upon death.

        Bonuses—Discretionary amounts added to the benefits currently payable under participating business. Under the Life Insurance Act 1995 (Cth), bonuses are a distribution to policyholders of current profits and retained profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy). The total amount of policyholders' retained profits distributed in the reporting period as interim and terminal bonus distributions is included in claims expense. Bonuses proposed during a year are included in the change in policy liabilities.

        Classes of business—Under the Life Insurance Act 1995 (Cth), there may be two classes of business in each statutory fund: superannuation business and ordinary business. Superannuation business is maintained for the purpose of a superannuation or retirement scheme. Ordinary business is all other business.

        Discontinuances—The voluntary termination of polices through surrender, lapse (surrender value is insufficient to support the debt on the policy) or forfeiture (non-payment of premiums when the policy has no surrender value).

        Experience profits/(losses)—The profits/(losses) that occur when the actual experience of business is better (or worse) than that expected according to the assumptions used in the calculation of policy liabilities or when once-off events occur which were not allowed for in the assumptions.

        Investment account policies—Policies where the benefits are calculated by reference to an account balance. Interest is added to the account balance each year as a distribution of profits under the Life Insurance Act 1995 (Cth).

        Investment management expenses—The costs of managing the investment portfolio including principal investment advice, investment management and custodian expenses.

        Maintenance expenses—The costs of all activities which support the maintenance and servicing of the business currently inforce. Maintenance expenses include the cost of processing policy renewals, the cost of processing claims and surrender payments, various management costs, renewal commission, and the cost of maintaining product and administration systems. Maintenance expenses include all costs that are not policy acquisition costs or investment management expenses.

        Non-participating business—Policies where the policy benefits are fully specified in the policy document. Profits or losses on this business accrue solely to the shareholders.

        Participating business—Policies where the policy benefits include, in addition to benefits guaranteed by the policy document, an entitlement to share (with the shareholders) in the profits of the life company. These profits are usually distributed by providing additional benefits under the policies eg. by the addition of bonuses or interest credits. The participating policyholders' share of the profits is protected by the Life Insurance Act 1995 (Cth). The participating business includes whole of life, endowment insurance, pure endowment policies and investment account policies.

        Planned profit—The amount of profit that is expected to be generated from the profit margins for a particular reporting period.

        Policy acquisition costs or new business selling costs—Include advisory fees, the cost of processing the application, advertising and promotion of products and services, and the cost of developing and establishing new products and related activities.

        Profit margin—The expected profit under the policy is the profit margin. It depends upon the premiums charged and the policy benefits provided, the policy experience to date (including the policy acquisition costs incurred) and the assumptions used in the calculation of policy liabilities. Under the requirements of AS 1.03, profit margins are often defined in terms of the value of another income or expense item (the profit carrier). For participating business, profit margins include those for both policyholders and shareholders. For non-participating business, all profit margins belong to shareholders.

        Traditional business—Policies such as whole of life insurance, endowment insurance and pure endowment. The sum insured and any bonuses are payable on death or on reaching a certain age (endowment insurances and pure endowments). Premiums are normally paid throughout the policy term. Traditional business, which is normally participating business, is included within non-investment-linked business.

        Whole of life and endowment—Policies where the sum insured and bonuses are payable on death or on reaching a certain age. Bonuses are added each year as distribution of profits under the Life Insurance Act 1995 (Cth).

        (e)    Disaggregated information

        The Group's life insurance business is conducted through a number of life insurance entities in Australia and overseas.

        In Australia, under the Life Insurance Act 1995 (Cth), life insurance business is conducted within separate statutory funds which are distinguished from one another and from the shareholders' funds. The financial statements of Australian life insurers are lodged with the relevant Australian regulators and show all major components of the financial statements disaggregated between each life insurance statutory fund and the shareholders' funds.

        The disaggregated financial statements of the Group's life insurance businesses for 2002 are summarised below:

	Australian statutory funds
	Investment- linked business $m	Non- investment- linked business $m	International life insurance funds(1) $m	Total life insurance funds $m
Disaggregated statement of financial performance
For the year ended September 30, 2002
Premium and related revenue
Total premiums received or receivable(2)	9,363	711	388	10,462
Deduct: Policyholder investment contributions	9,273	3	—	9,276

Fee revenue in premiums	90	708	388	1,186
(Add)/Deduct: Outward reinsurance expense	(4)	113	30	139
Other income	—	80	7	87

Total premium and related revenue	94	675	365	1,134

Investment revenue
Equity securities	(1,734)	(115)	(28)	(1,877)
Debt securities	567	166	26	759
Property	124	20	(14)	130

Total investment revenue	(1,043)	71	(16)	(988)

Total life insurance revenue	(949)	746	349	146

Claims expense
Total claims paid or payable(3)	7,360	853	259	8,472
Deduct: Policyholder investment withdrawals	7,360	39	—	7,399

Total claims expenses	—	814	259	1,073
Deduct: Reinsurance claim recoveries	—	92	25	117

Net claims expense	—	722	234	956
Change in policy liabilities	(1,179)	(387)	(71)	(1,637)
Policy acquisition expense
Commission	75	87	58	220
Other	104	48	34	186
Policy maintenance expense
Commission	119	34	23	176
Other	56	66	47	169
Investment management fees	73	11	2	86
Interest expense	5	13	—	18

Total life insurance expenses	(747)	594	327	174

Profit/(loss) from ordinary activities before income tax expense	(202)	152	22	(28)
Income tax expense/(benefit) relating to ordinary activities	(307)	55	4	(248)

Net profit	105	97	18	220

	Australian statutory funds
	Investment- linked business $m	Non- investment- linked business $m	International life insurance funds(1) $m	Total life insurance funds $m
Disaggregated MoS shareholder profit analysis
For the year ended September 30, 2002
Planned profit margins	140	103	23	266
Experience variation and other items	(14)	(18)	—	(32)
Reversal of capitalised losses/(new business losses)	—	(4)	—	(4)

Operating margins	126	81	23	230
Investment earnings on contributed equity and retained profits	(21)	16	(5)	(10)

Net profit attributable to parent entity interest	105	97	18	220

Disaggregated statement of financial position
As at September 30, 2002
Assets
Investment assets(1)	26,248	3,910	795	30,953
Other assets	1,219	525	46	1,790

Total assets	27,467	4,435	841	32,743

Liabilities
Policy liabilities(1)	26,302	3,436	562	30,300
Unvested policyholder benefits	—	125	—	125
Other liabilities	757	577	28	1,362

Total liabilities	27,059	4,138	590	31,787

Net assets	408	297	251	956

Equity
Contributed equity	—	—	181	181
Retained profits	408	297	70	775

Total equity	408	297	251	956

(1)
International life insurance funds refers to the financial performance and position of foreign-domiciled life insurance entities. These non-Australian life insurers have statutory funds concepts, but they are not directly comparable to the Life Insurance Act 1995 (Cth) statutory fund concepts. The disaggregated financial statements provided for the international life insurance business is before outside equity interests.

(2)
Premiums received for investment-linked business contain two elements: firstly, amounts which are in the nature of deposits (ie. policyholder investment contributions) that are recognised as an increase in policy liabilities and secondly, the fee component which is recognised as revenue.

(3)
Total claims paid or payable for investment-linked business which are in the nature of policyholder investment withdrawals are recognised as reductions in policy liabilities.

        The disaggregated financial statements of the Group's life insurance businesses for 2001 are summarised below:

	Australian statutory funds
	Investment- linked business $m	Non- investment- linked business $m	International life insurance funds(1) $m	Total life insurance funds $m
Disaggregated statement of financial performance
For the year ended September 30, 2001
Premium and related revenue
Total premiums received or receivable(2)	5,569	549	432	6,550
Deduct: Policyholder investment contributions	5,392	7	—	5,399

Fee revenue in premiums	177	542	432	1,151
Deduct: Outward reinsurance expense	—	109	29	138
Other income	—	43	18	61

Total premium and related revenue	177	476	421	1,074

Investment revenue
Equity securities	(1,290)	(16)	(86)	(1,392)
Debt securities	332	170	4	506
Property	—	9	—	9

Total investment revenue	(958)	163	(82)	(877)

Total life insurance revenue	(781)	639	339	197

Claims expense
Total claims paid or payable(3)	3,614	661	210	4,485
Deduct: Policyholder investment withdrawals	3,614	175	—	3,789

Total claims expenses	—	486	210	696
Deduct: Reinsurance claim recoveries	—	79	18	97

Net claims expense	—	407	192	599
Change in policy liabilities	(1,095)	(165)	(58)	(1,318)
Policy acquisition expense
Commission	102	38	68	208
Other	57	41	41	139
Policy maintenance expense
Commission	40	27	16	83
Other	145	71	53	269
Investment management fees	75	11	3	89
Interest expense	5	12	—	17

Total life insurance expenses	(671)	442	315	86

Profit/(loss) from ordinary activities before income tax expense	(110)	197	24	111
Income tax expense/(benefit) relating to ordinary activities	(267)	50	5	(212)

Net profit	157	147	19	323

	Australian statutory funds
	Investment- linked business $m	Non- investment- linked business $m	International life insurance funds(1) $m	Total life insurance funds $m
Disaggregated MoS shareholder profit analysis
For the year ended September 30, 2001
Planned profit margins	128	88	8	224
Experience variation and other items	(27)	49	(2)	20
Reversal of capitalised losses/(new business losses)	—	—	(1)	(1)

Operating margins	101	137	5	243
Investment earnings on contributed equity and retained profits	(3)	10	1	8
Other	59	—	13	72

Net profit attributable to parent entity interest	157	147	19	323

Disaggregated statement of financial position
As at September 30, 2001
Assets
Investment assets(1)	26,104	4,444	243	30,791
Other assets	1,254	359	757	2,370

Total assets	27,358	4,803	1,000	33,161

Liabilities
Policy liabilities(1)	25,577	3,793	689	30,059
Unvested policyholder benefits	—	198	—	198
Other liabilities	1,415	600	63	2,078

Total liabilities	26,992	4,591	752	32,335

Net assets	366	212	248	826

Equity
Contributed equity	—	—	187	187
Retained profits	366	212	61	639

Total equity	366	212	248	826

(1)
International life insurance funds refers to the financial performance and position of foreign-domiciled life insurance entities. These non-Australian life insurers have statutory funds concepts, but they are not directly comparable to the Life Insurance Act 1995 (Cth) statutory fund concepts. The disaggregated financial statements provided for the international life insurance business is before outside equity interests.

(2)
Premiums received for investment-linked business contain two elements: firstly, amounts which are in the nature of deposits (ie. policyholder investment contributions) that are recognised as an increase in policy liabilities and secondly, the fee component which is recognised as revenue.

(3)
Total claims paid or payable for investment-linked business which are in the nature of policyholder investment withdrawals are recognised as reductions in policy liabilities.

58    Reconciliation with US GAAP

        In this note, National Australia Bank Limited is referred to as the Company and the Group consists of the Company and all entities over which it has control (refer to note 44).

        The Company files its annual report (form 20-F) with the United States Securities and Exchange Commission (SEC).

        The financial report of the Group is prepared in accordance with generally accepted accounting principles (GAAP) applicable in Australia (Australian GAAP) (refer to note 1), which differ in some respects from GAAP in the United States (US GAAP).

        The following are reconciliations of the Group's financial statements for the last three years for any significant adjustments to Australian GAAP which would be reported in applying US GAAP:

		Group
	Footnote	2002 $m	2001 $m	2000 $m
Statement of income
For the year ended September 30
Net profit reported using Australian GAAP		3,373	2,083	3,239
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	101	(551)	(202)
Amortisation of goodwill	a(i)	(166)	(161)	(43)
Amortisation of present value of future profits (PVFP) asset	a(ii)	(157)	(56)	(19)
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	a(iii)	148	70	(30)
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	a(iv)	62	1	(38)
Movement in and elimination of deferred tax liabilities	a(v)	21	161	90
Difference in minority interest share of profit	a(vi)	26	32	(1)
Other life insurance accounting adjustments	a(vii)	44	(10)	5
Other adjustments
Difference in depreciation charge for buildings and profit/(loss) on sale of land and buildings	b	20	8	17
Amortisation of goodwill, core deposit intangible and associated deferred tax liability	c	—	(9)	(13)
Pension expense	d	21	44	35
Difference in recognition of profit on sale and leaseback transactions	e	13	2	3
Employee share compensation	f	(18)	(26)	—
Difference in lease revenue recognition	g	(14)	(89)	—
Transitional adjustment on adoption of SFAS 133	h	—	(232)	—
Movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	h	323	586	—
Difference in profit on sale of foreign controlled entity	h	(280)	—	—
Other		(18)	13	8

Net income according to US GAAP		3,499	1,866	3,051

		Group
	Footnote	2002 $m	2001 $m	2000 $m
Comprehensive income
For the year ended September 30
Net income according to US GAAP		3,499	1,866	3,051

Other comprehensive income
Foreign currency translation reserve	a(vii)	(520)	192	931
Asset revaluation reserve	b	(9)	2	14
Unrealised profits/(losses) on available for sale securities	a(iv), i	(47)	(29)	41
Revaluation surplus		(55)	18	9
Shadow policy liabilities adjustment	a(iii)	(25)	(6)	(22)
Transitional adjustment on adoption of SFAS 133	h	—	(17)	—
Movements in fair value of derivative financial instruments	h	15	(18)	—

		(641)	142	973

Total comprehensive income according to US GAAP		2,858	2,008	4,024

Earnings per share according to US GAAP (cents)	j
Basic		213.9	107.4	189.8
Diluted		208.3	108.7	183.9

		Group
	Footnote	2002 $m	2001 $m	2000 $m
Statement of financial position
As at September 30
Equity
Issued and fully paid capital
Contributed equity reported using Australian GAAP		9,931	10,725	9,855
Employee share compensation	f	44	26	—

Issued and fully paid capital according to US GAAP		9,975	10,751	9,855

Reserves
Reserves reported using Australian GAAP		2,105	2,427	2,006
Foreign currency translation reserve		(1,242)	(1,762)	(1,570)
Asset revaluation reserve	b	(7)	(16)	(14)

Reserves according to US GAAP	k	856	649	422

Retained profits
Retained profits less outside equity interest reported using Australian GAAP		11,148	10,337	9,500
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	(5,081)	(5,281)	(4,582)
Recognition and amortisation of goodwill	a(i)	2,935	3,101	3,146
Recognition and amortisation of PVFP asset	a(ii)	1,589	1,746	1,795
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	a(iii)	(478)	(704)	(708)
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	a(iv)	70	8	7
Movement in and elimination of deferred tax liabilities	a(v)	251	230	69
Recalculation of minority interest	a(vi)	(131)	(78)	(109)
Movement in market value of subordinated debt	a(vii)	(2)	10	14
Movement in revaluation surplus		16	(39)	(9)

Other adjustments
Elimination of revaluation surplus of land and buildings	b	(98)	(109)	(107)
Adjustment of provision for depreciation on buildings revalued	b	89	87	85
Amortisation of goodwill, core deposit intangible and associated deferred tax liability	c	—	—	(64)
Pension expense	d	96	75	31
Unamortised profit on sale and leaseback transactions	e	(59)	(72)	(80)
Employee share compensation	f	(44)	(26)	—
Difference in lease revenue recognition	g	(103)	(89)	—
Transitional adjustment on adoption of SFAS 133	h	(232)	(232)	—
Movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	h	909	586	—
Unrealised profit on shares in entities and other securities	i	343	239	49
Provision for final cash dividend	l	1,151	1,054	976
Difference in profit on sale of foreign controlled entity	h	(280)	—	—
Other		(41)	(23)	(67)

Retained profits according to US GAAP		12,048	10,820	9,946

Outside equity interest
Outside equity interest reported using Australian GAAP		67	68	46
Reclassification of minority interest	a(vi)	(67)	(68)	(46)

Outside equity interest according to US GAAP		—	—	—

		Group
	Footnote	2002 $m	2001 $m	2000 $m
Accumulated other comprehensive income
Accumulated other comprehensive income reported using Australian GAAP
Balance under US GAAP at beginning of year		1,767	1,613	640
Shadow policy liabilities adjustment	a(iii)	(25)	(6)	(22)
Unrealised profits/(losses) on available for sale securities	a(iv), i	(47)	(29)	41
Foreign currency translation reserve	a(vii)	(520)	192	931
Asset revaluation reserve	b	(9)	2	14
Revaluation surplus		(55)	30	9
Transitional adjustment on adoption of SFAS 133	h	—	(17)	—
Movements in fair value of derivative financial instruments	h	15	(18)	—

Accumulated other comprehensive income according US GAAP		1,126	1,767	1,613

Total equity according to US GAAP		24,005	23,987	21,836

Assets
Total assets reported using Australian GAAP		377,387	374,720	343,677
Life insurance accounting adjustments
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(5,081)	(5,281)	(4,582)
Recognition and accumulated amortisation of goodwill	a(i)	2,935	3,101	3,146
Recognition and accumulated amortisation of PVFP asset	a(ii)	1,589	1,746	1,795
Restatement and reclassification of deferred acquisition costs	a(iii)	322	275	245
Difference in investments relating to life insurance asset values	a(iv)	36	20	48
Other adjustments
Revaluation surplus of land and buildings	b	(98)	(109)	(107)
Adjustment of provision for depreciation on buildings revalued	b	89	87	85
Amortisation of goodwill and core deposit intangible	c	—	—	(94)
Pension fund adjustment	d	96	75	31
Difference in lease revenue recognition	g	(118)	(101)	—
Fair value adjustments to derivative financial instruments and associated impact on provision for mortgage servicing rights	h	2,833	2,417	—
Unrealised profit on shares in entities and other securities	i	343	239	49
Assets of special purpose entity consolidated	m	38	—	—
Early pool-buyout reinstatement	n	230	—	—
Difference in profit on sale of foreign controlled entity	h	(280)	—	—
Other		(41)	(22)	(66)

Total assets according to US GAAP		380,280	377,167	344,227

Liabilities
Total liabilities reported using Australian GAAP		354,136	351,163	322,270
Life insurance adjustments
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	a(iii)	853	1,007	975
Elimination of present value discounting on deferred tax liabilities	a(v)	(251)	(230)	(69)
Increase in and reclassification of minority interest	a(vi)	198	143	155
Subordinated debt revaluation from market value to cost	a(vii)	2	(10)	(14)
Other adjustments
Deferred tax liability associated with core deposit intangible	c	—	—	(30)
Unamortised profit on sale and leaseback transactions	e	59	72	80
Deferred tax liability associated with difference in lease revenue recognition	g	(15)	(12)	—
Fair value adjustments to derivative financial instruments	h	2,070	1,964	—
Deferred tax liability associated with fair value adjustments to derivative financial instruments	h	106	137	—
Elimination of dividends provided for but not formally declared prior to balance date	l	(1,151)	(1,054)	(976)
Liabilities of special purpose entity consolidated	m	38	—	—
Proceeds received in advance—early pool-buyout	n	230	—	—

Total liabilities according to US GAAP		356,275	353,180	322,391

Net assets according to US GAAP		24,005	23,987	21,836

        The following is a summary of the significant adjustments made to the Group's net profit, equity and net assets to reconcile from Australian GAAP to US GAAP:

        (a)    Life insurance accounting

  (i)
  Excess of market value over net assets

        For Australian GAAP, the excess of the market value of the interest of life insurance entities in their controlled entities over the net assets is required to be recognised as an asset in the balance sheet with any subsequent movements reflected in the profit and loss account. Deferred tax is provided on the movement recognised in the profit and loss account. For US GAAP, this treatment is not permitted. Goodwill resulting from acquisitions of life insurance companies is recognised on the balance sheet and amortised over a period of 20 years.

  (ii)
  PVFP asset

        Under Australian GAAP, the excess of the market value over the net assets is recorded as a separate asset as described in note (a)(i), above. For US GAAP, a PVFP asset is recognised on acquisition of life insurance companies. The PVFP represents the actuarially-determined present value of estimated future US GAAP profits in respect of the inforce business at acquisition. The PVFP is amortised over the life of the acquired inforce business. The excess of the purchase price is recorded as goodwill.

  (iii)
  Revenue recognition, change in life insurance policy liabilities and deferred acquisition costs

        For Australian GAAP, policy liabilities are calculated on a Margin on Services (MoS) basis. For US GAAP, policy liabilities are calculated under SFAS 60 "Accounting and Reporting by Insurance Enterprises", SFAS 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" and SFAS 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments", depending on the type of product.

        One of the key differences between MoS and US GAAP is that acquisition costs are amortised within the policy liabilities for MoS rather than as a separately identifiable asset for US GAAP. For Australian GAAP, deferred acquisition costs are held within policy liabilities and are not separately disclosed as an asset. Further, the fixed and variable costs of acquiring new business are included in deferred acquisition costs. For US GAAP, deferred acquisition costs are shown as a separate asset and only costs that vary directly with the acquisition of new business may be deferred. In general, the amounts deferred under Australian GAAP will be higher than those under US GAAP. Deferred acquisition costs in existence at the date the Group acquired the MLC group have been eliminated in accordance with US GAAP purchase accounting rules.

        Other differences relate to the parameters used to drive the rate of acquisition cost amortisation, and that the MoS method operates to produce liabilities that are consistent with asset values based on market value whereas US GAAP methods are consistent with historical cost accounting concepts.

  (iv)
  Investments relating to life insurance business

        For Australian GAAP, all assets are carried at net market value in the balance sheet with any movements in the value reflected in the profit and loss account. For US GAAP, this treatment is not permitted and the accounting treatment for investments, where different, is set out below:

  •
  investments in leases are recorded using the provisions within SFAS 13 "Accounting for Leases" in order to recognise income over the term of the lease in proportion to the outstanding investment balance; and

  •
  investments classified as available for sale using the provisions of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" are recorded in the balance sheet at fair value with unrealised profits and losses recorded as a separate component of shareholders' equity, being comprehensive income. Income is recognised in the profit and loss account by amortising the purchase price to the maturity value over the life of the security.

  (v)
  Deferred tax liabilities

        Under Australian GAAP, life insurance tax liabilities are required to be stated at their net present value and are therefore discounted. US GAAP does not permit the discounting of deferred tax liabilities.

  (vi)
  Minority interest reclassification and restatement

        Under Australian GAAP, outside equity interest is shown as a component of total equity and does not include a share of the excess of the market value. Under US GAAP, minority interest is shown as a liability in the balance sheet with all balance sheet items reported gross of minority interest, including the PVFP asset. The minority interest under US GAAP is therefore generally larger than outside equity interest under Australian GAAP.

  (vii)
  Other life insurance accounting adjustments

        Foreign currency translation reserve

        Under Australian GAAP, exchange gains and losses on foreign subsidiaries are taken to the profit and loss account. Under US GAAP, where the functional currency is not the same as the ultimate parent's reporting currency, exchange profits and losses are reported within a foreign currency translation reserve, which is a separate component of shareholders' equity, being comprehensive income.

        Restatement of subordinated debt to a cost basis

        Under Australian GAAP, liabilities of life insurance entities are required to be stated at their net present value with movement taken to the profit and loss account. US GAAP requires that the subordinated debt be held at principal.

(b)  Land and buildings

        The Group revalues land and buildings at various intervals (refer note 1(v)). The revaluation increments and decrements are included in the Group's reserves (after adjustment for bonus issues) which form part of total equity. Revalued buildings are depreciated over their estimated useful lives to the entity (land is not depreciated). Under US GAAP, revaluation of land and buildings is not permitted. Accordingly, depreciation charges on revalued buildings and profit or loss on sale of revalued buildings are adjusted back to a historical cost basis for US GAAP purposes.

(c)  Amortisation of goodwill, core deposit intangible and associated deferred tax liability

        Under US GAAP, purchase adjustments that arise in the acquisition of a US company are required to be reflected in the acquiree's financial report. Following SEC regulations and guidelines, Michigan National Corporation was required to separately identify and account for the intrinsic value of its retail deposit base on acquisition. The recognition of the intrinsic value of the retail deposit base, which arose from the premium paid to acquire Michigan National Corporation, was considered to be a component of goodwill under Australian GAAP. For US GAAP purposes, the intrinsic value of the retail deposit base was deemed to be a core deposit intangible which was amortised over a period of 10 years. Under Australian GAAP, the total goodwill (which includes the core deposit intangible) was amortised over 20 years.

        In the calculation of the core deposit intangible under US GAAP, a deferred tax liability was created. This tax liability was amortised over a 10 year period. Under Australian GAAP, the deferred tax liability was not recognised.

(d)  Pension plans

        For defined benefit pension plans, Australian GAAP recognises the actuarially-determined contribution payable as the expense for the year. Under US GAAP, pension expense for defined benefit plans is a function of service and interest cost, return on plan assets and amortisation of any prior service costs and of any net gains or losses. US GAAP also requires the accrued pension liability to be reconciled with the funded status of the pension plan, with the funded status being the difference between the projected benefit obligation and the fair value of the plan assets. As a result, under US GAAP, adjustments are required to reflect the appropriate pension expense for the year (refer to pension and other post-retirement benefit plans, below).

(e)  Profit on sale and leaseback transactions

        Under Australian GAAP, profits and losses on sale and leaseback transactions where the lease is structured as an operating lease are recognised in the period that the sale takes place. Under US GAAP, profits and losses on sale and leaseback transactions are required to be recognised over the term of the lease.

(f)    Employee share compensation

        The National EVA® share offer entitles eligible employees to shares free of charge each year, depending on how the Group performs against its Economic Value Added (EVA®) target each year. The share issue is shown as a movement in contributed equity under Australian GAAP. Under US GAAP, in accordance with SFAS 123 "Accounting for Stock-Based Compensation", this share offer would be considered part of employee compensation and charged to the profit and loss account. (EVA® is a registered trademark of Stern Stewart & Co.)

(g)  Lease revenue recognition

        The Group's accounting policy for finance lease income receivable is to allocate income to reporting periods so as to give a constant periodic rate of return on the investment. Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease without taking into account any associated income tax cash flows.

(h)  Derivative financial instruments and associated impact

        Under Australian GAAP, derivative financial instruments held or issued for trading purposes are recognised on the balance sheet at fair value, with the resultant gains and losses recognised in the profit and loss account. Derivative financial instruments that are held or issued for purposes other than trading may have hedge accounting treatment applied if the hedging derivatives are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items.

        The Group adopts Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) for US GAAP reconciliation purposes only. SFAS 133, as amended, standardises the accounting for derivative instruments and hedging activities and requires that all derivative instruments be recognised as assets and liabilities at fair value. If certain conditions are met, hedge accounting may be applied and the derivative instruments may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment (fair value hedge); (b) a hedge of the exposure to variability of cash flows of a recognised asset, liability or forecasted transaction (cash flow hedge); or (c) a hedge of certain foreign currency exposures. In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognised in current earnings along with the change in value of the designated hedge item. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognised in other comprehensive income, until such time that earnings are affected by the cash flows of the underlying hedged item. In either a fair value hedge or a cash flow hedge, net earnings are impacted to the extent the changes in the value of the derivative instruments do not perfectly offset the changes in the value of the hedge items (so called ineffectiveness). Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria are accounted for at fair value with gains and losses recorded to current earnings.

        Accordingly, in the reconciliation to US GAAP disclosures, all derivative instruments are recognised on the balance sheet at fair value and are either designated as fair value hedges or cash flow hedges, or are non-designated pursuant to the Group's risk management policies. The hedge accounting conditions are more strict under SFAS 133 than Australian GAAP and inter-company derivatives generally do not meet these conditions. At October 1, 2000, the Group recognised a cumulative-effect transitional adjustment of $232 million to decrease post-tax net income according to US GAAP for the effect of the change in accounting principle. This transitional adjustment largely arose due to the extent of inter-company derivatives used in the Group's risk management activities. Additionally, the Group recognised a post-tax cumulative-effect transitional adjustment to reduce other comprehensive income by $17 million.

        In addition to the above, the application of SFAS 133 affects the US GAAP accounting treatment for HomeSide Lending, Inc.'s mortgage servicing rights under SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). Based on the principles in SFAS 140, an impairment assessment is carried out under both Australian GAAP and US GAAP. Under Australian GAAP, the carrying value of mortgage servicing rights includes deferred hedge gains and losses as certain risk management derivative contracts qualify for Australian GAAP hedge accounting. Under US GAAP, the risk management derivative contracts related to mortgage servicing rights currently do not qualify for fair value hedge accounting under SFAS 133 and on this basis, a fair value adjustment to the underlying mortgage servicing rights asset arising from the hedged risk is not permitted. As a result of the impact of SFAS 133, the carrying value of the mortgage servicing rights asset exceeded its fair value at September 30, 2002 and an additional provision for impairment of this asset of $2,625 million (2001: $1,895 million) was required under SFAS 140 for US GAAP reconciliation purposes.

        As mortgage servicing rights risk management derivative contracts are eligible for hedge accounting under Australian GAAP, hedge gains or losses are deferred against the mortgage servicing rights asset. The mortgage servicing rights risk management derivative contracts currently do not qualify for fair value hedge accounting under SFAS 133 and consequently a $3,055 million (2001: $1,757 million) gain as at September 30, 2002 is required to reflect these derivative instruments at fair value under US GAAP.

        The net effect of the combined SFAS 133 adjustment on mortgage servicing rights risk management derivative contracts together with the related SFAS 140 adjustment to the mortgage servicing rights provision is a $430 million pre-tax gain (2001: $138 million pre-tax loss) to earnings. This net effect is included in the caption entitled movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights.

        The impact of the accounting for risk management activities pursuant to SFAS 133 is expected to create a level of ongoing volatility in reported financial results reconciled to US GAAP.

        As a result of the differences between Australian and US GAAP in relation to SFAS 133 and SFAS 140, as described above, the carrying value of the Group's investment in SR Investment, Inc. was $280 million higher under US GAAP at September 30, 2002. The profit on sale of SR Investment, Inc. was therefore $280 million lower under US GAAP.

(i)    Investments

        Under Australian GAAP, shares in entities and other securities are carried at original cost less any provision for diminution in value. Under US GAAP, these securities are deemed to be available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments recognised as a separate component of shareholders' equity, being comprehensive income. These securities have been restated to market value with unrealised profits/losses recognised in comprehensive income.

        In addition, under Australian GAAP, available for sale debt securities are carried at the lower of aggregate cost or market value with unrealised losses in respect of market value adjustments recognised in the profit and loss account. Under US GAAP, available for sale securities are carried at market value with unrealised profits and losses in respect of market value adjustments recognised as a separate component of shareholders' equity, being comprehensive income. These securities have been restated to market value with unrealised profit/losses recognised in comprehensive income.

(j)    Earnings per share

        Under Australian GAAP, basic earnings per share is calculated by dividing net profit by the weighted average number of fully paid equivalent ordinary shares outstanding during the year after adjusting for the bonus element of rights and other issues. The fully diluted earnings per share reflects dilution by exercisable options issued under the Group's executive option plan, adjusted for notional interest on uncalled capital associated with partly paid shares and exercisable options, and dilution by potential conversion of the exchangeable capital units adjusted for the interest expense on these units. For the purpose of US GAAP, the options issued are considered common stock equivalents and are therefore included in the calculation of primary earnings per share. Net income has been adjusted for notional interest on uncalled capital associated with partly paid shares and exercisable options, and dilution by potential conversion of the exchangeable capital units adjusted for the interest expense on these units. The bonus element of rights issues is excluded from US GAAP computations.

(k)  General reserve

        As with retained profits, the general reserve represents a retention of distributable profits available for general use in the business.

(l)    Provisions

        The term provisions is used in Australian GAAP to designate accrued expenses with no definitive payment date. Provisions disclosed in note 30 comply in all material respects with US GAAP with the exception of the provision for final cash dividend, which is not declared until shortly after balance date. Under US GAAP, dividends are recorded as liabilities only if declared prior to balance date.

(m)  Special purpose entities

        Under Australian GAAP, a company is required to consolidate special purpose entities (SPEs) that it controls. Control is defined as the capacity of a company to dominate decision making in relation to the financial and operating policies of the SPE, so as to enable the SPE to operate with it in pursuing the objectives of the Group and is based on the substance of the relationship.

        Under US GAAP, control for consolidation purposes is generally based on majority voting interest in an SPE. In addition, consolidation is required where the majority owner of the issued capital of the SPE makes only a nominal capital investment and a substantive residual capital investment in the SPE has not been made by an independent third party. The effect of US GAAP is that in some cases sponsors of, or transferors to, an SPE may be required to consolidate that SPE even if they do not in substance control that SPE.

        The Group sponsors a repackaging securitisation vehicle, Script Securitisation Pty Ltd (Script). For the purposes of Australian GAAP, the Group does not have the capacity to control Script. Script acquires debt instruments and, through the application of derivatives, generates master-funded repackaged debt instruments for sale to customers of the Group. The Group has no interest in the debt instruments acquired, and under Australian GAAP these instruments are not reported on the Group's statement of financial position. Similarly, the Group does not guarantee the payment of interest or repayment of principal due on the securities issued by Script and accordingly under Australian GAAP these instruments are not reported on the Group's statement of financial position.

        For the purposes of US GAAP, the Group is required to consolidate Script. There is no impact on US GAAP net income as a result of the consolidation of Script.

(n)  Early pool-buyout

        Under Australian GAAP, assets are derecognised when the reporting entity no longer controls the future economic benefits related to those assets.

        Under US GAAP, SFAS 140 sets out strict asset derecognition rules. The Group holds loans that are eligible for repurchase, in relation to HomeSide Lending, Inc. When certain eligibility requirements are met, HomeSide Lending, Inc. has the unilateral right to repurchase these loans from the securitisation investor pools. As a result, these loans are subject to the removal-of-accounts provisions of SFAS 140. A corresponding liability is also required to be recognised.

Reconciliation of balance sheet categories

        The following reconciliations are of significant adjustments to Australian GAAP balance sheet categories disclosed on the statement of financial position and which would be reported in accordance with US GAAP:

			Group
	Footnote		2002 $m	2001 $m	2000 $m
Assets
Investments relating to life insurance business reported using Australian GAAP			31,012	31,381	31,103
Difference in investment asset values	a(iv	)	36	20	48

Investments relating to life insurance business according to US GAAP			31,048	31,401	31,151

Mortgage loans held for sale reported using Australian GAAP			85	3,688	2,656
Early pool-buyout reinstatement	n		230	—	—

Mortgage loans held for sale according to US GAAP			315	3,688	2,656

Shares in entities and other securities reported using Australian GAAP			1,199	1,412	1,376
Unrealised profits on shares in entities and other securities	i		343	239	49

Shares in entities and other securities according to US GAAP			1,542	1,651	1,425

Property, plant and equipment reported using Australian GAAP			2,640	2,869	2,437
Revaluation surplus of land and buildings	b		(98)	(109)	(107)
Provision for depreciation on buildings revalued	b		89	87	85

Property, plant and equipment according to US GAAP			2,631	2,847	2,415

Goodwill reported using Australian GAAP			775	876	2,617
Recognition and accumulated amortisation of goodwill for life insurance business	a(i	)	2,935	3,101	3,146
Core deposit intangible recognised separately	c		—	—	(173)
Amortisation of goodwill and core deposit intangible	c		—	—	(94)
Other			(19)	(23)	(67)

Goodwill according to US GAAP			3,691	3,954	5,429

Other assets reported using Australian GAAP			26,194	38,965	30,224
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i	)	(5,081)	(5,281)	(4,582)
Recognition and amortisation of PVFP asset	a(ii	)	1,589	1,746	1,795
Restatement and reclassification of deferred acquisition costs	a(iii	)	322	275	245
Pension fund adjustment	d		96	75	31

Other assets according to US GAAP			23,120	35,780	27,713

			Group
	Footnote		2002 $m	2001 $m	2000 $m
Liabilities
Life insurance policy liabilities reported using Australian GAAP			30,425	30,257	29,879
Difference in policy liabilities and reclassification of deferred acquisition costs as an asset reported under US GAAP	a(iii	)	853	1,007	975

Life insurance policy liabilities according to US GAAP			31,278	31,264	30,854

Income tax liabilities reported using Australian GAAP			1,609	2,575	2,920
Elimination of present value discounting on deferred tax liabilities of life insurance entities	a(v	)	(251)	(230)	(69)
Deferred tax liability associated with core deposit intangible	c		—	—	(30)
Deferred tax liability associated with difference in lease revenue recognition	g		(15)	(12)	—

Income tax liabilities according to US GAAP			1,343	2,333	2,821

Other liabilities reported using Australian GAAP			25,618	35,731	26,632
Increase in minority interest	a(vi	)	131	75	109
Reclassification of minority interest as a liability	a(vi	)	67	68	46
Subordinated debt revaluation from market value to cost	a(vii	)	2	(10)	(14)
Unamortised profit on sale and leaseback transactions	e		59	72	80
Proceeds received in advance — early pool-buyout	n		230	—	—

Other liabilities according to US GAAP			26,107	35,936	26,853

Pension and other post-retirement benefit plans

        The Company and its controlled entities provide substantially all employees with pension benefits. Additionally, up to the date of its sale, Michigan National Corporation provided health care and life insurance benefits to retired employees who were eligible for a benefit under the pension plan, were at least 55 years old and had at least 15 years of service, which are reflected below as other benefits.

        Set out below are the disclosure requirements of SFAS 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" for the Group's significant pension plans.

	Pension benefits			Other benefits
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m
Change in benefit obligation
Benefit obligation at beginning of year	4,781	5,242	4,670	—	—	43
Service cost	157	182	167	—	—	—
Interest cost	279	292	239	—	—	3
Plan participants' contributions	1	1	1	—	—	—
Administrative expenses	(6)	(8)	(9)	—	—	—
Actuarial gain	236	(641)	66	—	—	2
Acquisition	—	54	—	—	—	—
Benefits paid	(210)	(179)	(222)	—	—	(4)

Benefit obligation at end of year	5,238	4,943	4,912	—	—	44

Change in plan assets
Fair value of plan assets at beginning of year	6,173	7,184	5,778	—	—	58
Actual return on plan assets	(714)	(747)	1,145	—	—	—
Acquisition	—	53	—	—	—	—
Employer contributions	90	71	65	—	—	2
Administrative expenses	(6)	(9)	(9)	—	—	—
Plan participants' contributions	—	1	1	—	—	—
Benefits paid	(210)	(179)	(222)	—	—	(4)

Fair value of plan assets at end of year	5,333	6,374	6,758	—	—	56

Funded status	96	1,432	1,846	—	—	44
Unrecognised net actuarial loss	850	(579)	(1,220)	—	—	6
Unrecognised prior service cost	26	45	62	—	—	5
Income taxes	53	49	40	—	—	—

Prepaid pension cost	1,025	947	728	—	—	55

Weighted average assumptions
Discount rate (per annum)	6.1%	6.1%	6.0%	—	—	7.8%
Expected return on plan assets (per annum)	7.6%	7.6%	7.9%	—	—	—
Rate of compensation increase (per annum)	3.8%	3.8%	4.2%	—	—	5.0%

Components of net periodic pension cost/(income)
Service cost	156	169	159
Interest cost	268	270	227
Expected return on plan assets	(448)	(493)	(383)
Amortisation of transitional liability	21	21	20
Recognised net actuarial loss	(13)	(33)	(14)

Net periodic pension cost/(income)	(16)	(66)	9

        The Group also sponsors accumulation benefit plans covering Australian and New Zealand employees (refer to note 48). The Group's contributions are based on salary and amounted to $80 million in 2002 (2001: $111 million, 2000: $78 million).

59    Events subsequent to balance date

        On October 21, 2002, the first two tranches of the Australian Commonwealth Government's tax consolidation legislation were determined to be substantively enacted for financial reporting purposes. This may impact the calculation of deferred tax assets and liabilities of certain entities within the Group from that date. The financial effects of this legislation cannot be estimated reliably at this point in time and have not been brought to account in the financial statements for the year ended September 30, 2002.

Directors' declaration

        The directors of National Australia Bank Limited declare that:

1.	(a)	the financial statements, and the notes thereto, as set out on pages 116 to 266, comply with Accounting Standards and the Corporations Act 2001 (Cth);
(b)
the financial statements and notes thereto give a true and fair view of the financial position as at September 30, 2002, and of the performance of the Company and the Group for the year ended September 30, 2002; and
	(c)	in the opinion of the directors, at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and
2.
there are reasonable grounds to believe that the Company and certain controlled entities will, as a group, be able to meet any obligations or liabilities to which they are or may become subject by virtue of the deed of cross guarantee between the Company and those controlled entities pursuant to Australian Securities and Investments Commission Class Order 98/1418 dated August 13, 1998 (refer to notes 44 and 45 to the financial statements for further details).

Dated at Melbourne this 14th day of November, 2002 and signed in accordance with a resolution of the directors.

D Charles K Allen Chairman	Frank J Cicutto Managing Director

Auditors' report

Independent audit report to the members of National Australia Bank Limited

Scope

        We have audited the financial report of National Australia Bank Limited for the financial year ended September 30, 2002 consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes (1 to 59), and the directors' declaration. The financial report includes the consolidated financial statements of the Group, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

        Our audit has been conducted in accordance with the Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with accounting standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the Group's financial position, and performance as represented by the results of their operations and their cash flows.

        The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

        In our opinion, the financial report of National Australia Bank Limited is in accordance with:

(a)
the Corporations Act 2001 (Cth), including:

(i)
giving a true and fair view of the Company's and the Group's financial position as at September 30, 2002 and 2001, of the Company's performance for the financial years ended September 30, 2002 and 2001, and of the Group's performance for the financial years ended September 30, 2002, 2001 and 2000;

(ii)
complying with Accounting Standards in Australia and Corporations Regulations 2001 (Cth); and

(b)
other mandatory professional reporting requirements in Australia.

        Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the major differences between the two sets of principles is presented in note 58 to the financial statements. The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended September 30, 2002 and the determination of consolidated financial position as of September 30, 2002, 2001 and 2000 to the extent summarised in note 58 to the financial statements.

Signed at Melbourne on this 14th day of November, 2002.

KPMG	PJ Matthey Partner

Shareholder information

        The Company, incorporated and domiciled in Australia, is a publicly listed company limited by shares.

Major shareholders

        The Company is not directly or indirectly controlled by another entity or person or any foreign government. On August 2, 2002, the Commonwealth Bank of Australia advised that it was a substantial shareholder in the Company, holding 93,154,341 fully paid ordinary shares.

        There are no arrangements known to the Company, the operation of which may after the date of this annual financial report result in a change in control of the Company.

        Shareholdings of individual directors of the Company are set out in the report of directors. Aggregate shareholdings of directors of the Company and senior executive officers of the Group, listed below, as at the date of this annual financial report are as follows:

Title of class of shares	Identity of person or group	No. of shares held	% of class of shares
Ordinary shares, fully paid	Directors and senior executive officers (23 persons)	539,202	0.04
Ordinary shares, partly paid to 25 cents	Senior executive officers (3 persons)	20,020	—

Total number of ordinary shares held(1)		559,222	0.04

(1)
89,486 fully paid ordinary shares and all of the partly paid ordinary shares held by the executive director and senior executive officers are held under employee share plans of the Company.

Directors

        The directors of the Company at September 30, 2002 were:

Position	Name	Age	Position held since	Directorship held since
Chairman	D Charles K Allen	66	2001	1992
Managing Director	Frank J Cicutto	51	1999	1998
Other directors	J Brian Clark	53		2001
	Peter JB Duncan	61		2001
	Graham J Kraehe	60		1997
	Kenneth J Moss	57		2000
	Geoffrey A Tomlinson	55		2000
	Edward D Tweddell	61		1998
	Catherine M Walter	50		1995

Senior executives

        The senior executives of the Group at the date of the annual financial report 2002 are:

Chief Executive Officer

Frank J Cicutto
BCom, FAIBF, FCIBS
Age 51
 Chief Executive Officer and Managing Director—position held since calendar 1999

        Joined the Group in calendar 1968. Prior to his current position, he held the positions of Head of Credit Bureau, State Manager New South Wales, Chief Executive Clydesdale Bank, and Chief General Manager, Australian Financial Services. He has 34 years in banking and finance in Australia and internationally and was appointed Executive Director and Chief Operating Officer in 1998.

Executive General Managers

Ian R Crouch
BCom, BSc, CA
Age 49
 Chief Information Officer—position held since calendar 2002

        Joined the Group in calendar 2002. Prior to joining the Group, he held senior positions at AT Kearney/EDS (London), including Head of the European Strategic Information Technology Practice. He has extensive experience in financial services and has worked with a range of financial institutions including Citibank, American Express, ING and the National Australia Bank Group.

Michael T Laing
BCom, MCom
Age 44
 Executive General Manager, Corporate Development—position held since calendar 2002

        Joined the Group in calendar 1987. Prior to his current position, he held the position of General Manager Global Cards and Global Payments, as well as other senior positions in Bank of New Zealand.

Christopher D Lewis
BEc, CA
Age 43
 Executive General Manager, Risk Management—position held since calendar 2001

        Joined the Group in calendar 2001. Prior to joining the Group, he was a senior partner at KPMG.

Ian G MacDonald
Age 48
 Executive General Manager, Financial Services Australia—position held since calendar 2002

        Joined the Group in calendar 1971. Prior to his current position, he held the positions of Executive General Manager, National Shared Services, Global General Manager, Operational Services, and Chief Operating Officer, Yorkshire Bank and other senior positions both in Australia and overseas.

Peter A McKinnon
BA, Grad Dip Psych, MA (Psych)
Age 48
 Executive General Manager, People and Culture—position held since calendar 1999

        Joined the Group in calendar 1987. He has 25 years strategic management experience in corporate human resources, holding senior positions both within the Company and National Mutual Holdings (now AXA Australia Holdings).

Richard E McKinnon
BEc (Hons), Grad Dip Acct, FCPA
Age 52
 Chief Financial Officer, Finance and Planning—position held since calendar 2000

        Joined the Group in calendar 1986. Prior to his current position, he held the positions of Chief Officer, Investments and Advisory and Chief Manager, Mergers and Acquisitions in the Company's wholly-owned investment bank, First National Limited. Prior to joining the Group, he also worked in the investment banking industry, including JP Morgan (in Australia).

Ross E Pinney
BCom, MBA, FCA
Age 54
 Executive General Manager, Office of the CEO—position held since calendar 2002

        Joined the Group in calendar 1990. Prior to his current position, he held the positions of Executive General Manager, Specialist and Emerging Businesses, Executive General Manager, Products and Services, and Managing Director, National Australia Group Europe Limited and various other senior positions within Australia and overseas.

Ian F Scholes
CA
Age 47
 Executive General Manager, Wholesale Financial Services—position held since calendar 2002

        Joined the Group in calendar 2002. Prior to joining the Group, he held senior positions at Merrill Lynch Investment Banking (in Australia), including Managing Director.

Peter B Scott
BEng (Hons), MES, FIE (Australia)
Age 48
 Executive General Manager, Wealth Management—position held since calendar 2000

        Joined the Group in calendar 2000, when the Company acquired the MLC group from Lend Lease Corporation Limited. He previously held senior positions within Lend Lease Corporation Limited including Chief Executive Officer, MLC Funds Management and Chief Operating Officer, MLC Limited.

Stephen C Targett
Age 47
 Executive General Manager, Financial Services Europe—position held since calendar 2002. Managing Director, National Australia Group Europe—position held since calendar 2002. Chief Executive Officer, Clydesdale Bank and Yorkshire Bank—position held since calendar 2002

        Joined the Group in calendar 1997. Prior to his current position, he held the position as Executive General Manager, Wholesale Financial Services, as well as other senior positions including overseeing the global and Australian markets divisions. Prior to joining the Group, he held senior positions with Australia and New Zealand Banking Group and Cargill Incorporated.

Peter L Thodey
Age 52
 Executive General Manager, Financial Services New Zealand—position held since calendar 2002. Chief Executive Officer, Bank of New Zealand—position held since calendar 2000

        Joined the Group in calendar 1980. Prior to his current position, he held the positions of General Manager, Business Financial Services at Bank of New Zealand and various other senior positions in New Zealand. Prior to joining the Group, he held management positions with General Finance Ltd.

Chief Executive Officers (other than the Group Chief Executive Officer)

Donald Price
BSc
Age 49
 Chief Executive Officer of Northern Bank and National Irish Bank—position held since calendar 1998

        Joined the Group in calendar 1998. Prior to joining the Group, his experience included 18 years with BP in a variety of commercial management roles in Europe and the Far East. He returned to Ireland in 1992 as Managing Director, Northern Ireland Railways and in 1995 moved to become Managing Director, Belfast Telegraph Newspapers Ltd.

Chief General Counsel

David M Krasnostein
B Juris (Hons), LLB, LLM
Age 48
 Chief General Counsel—position held since calendar 1996

        Joined the Group in calendar 1996. Prior to joining the Group, he held the position of General Counsel, Telstra Corporation Limited and partner/attorney positions with legal firms in the US.

Company Secretary

Garry F Nolan
MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)
Age 55
 Company Secretary—position held since calendar 1992

        Joined the Group in calendar 1970. He has senior management experience in financial management, capital markets, corporate strategy, new business development, corporate restructuring, board affairs, corporate governance, shareholder services and globalisation of business. Prior to joining the Group, he obtained branch banking experience with a major commercial bank and corporate restructuring experience with a firm of chartered accountants.

        The directors of the Company are classified as either executive or non-executive, with the former being those directors engaged in the full-time employment of the Company. Mr Cicutto is the only executive director.

        The aggregate remuneration paid by the Group during the year ended September 30, 2002 to the directors who held office during that period, the senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group, was $35.7 million in respect of 30 positions (2001: $49.6 million paid to directors and senior executive officers in respect of 27 positions).

        During the year ended September 30, 2002, 11,263,500 share options were issued to 751 senior employees. Of these share options issued, 2,500 lapsed during the year. The share options issued include a total of 2,600,000 share options issued to the senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group (2001: 13,258,500 share options issued to 2,525 senior employees; 322,500 lapsed; issue included 3,600,000 share options to the executive director and senior executive officers). There were no share options issued to the executive director during the year.

Trading market

Ordinary shares

        The fully paid ordinary shares of the Company are quoted for trading on the stock market of Australian Stock Exchange Limited (ASX), a self-regulatory organisation which governs the open market quotation, purchase and sale of the fully paid ordinary shares in Australia. The ASX is the principal market for the Company's fully paid ordinary shares, and operates in the following cities in Australia: Melbourne, Sydney, Brisbane, Perth, Adelaide and Hobart.

        The fully paid ordinary shares are also quoted on stock markets of London Stock Exchange PLC; Stock Exchange, New Zealand; and Tokyo Stock Exchange.

        A summary of the rights attaching to the ordinary shares appears under the heading "the Company's constitution" below.

        As at November 6, 2002 the Company had on issue 890,289 unquoted partly paid ordinary shares held by 723 holders and 47,577,500 unquoted share options outstanding under the Executive Share Option Plan No. 2 held by 3,103 option holders. In both cases, where a person holds partly paid ordinary shares or options issued at different times, they are categorised as a separate holder for each share or option holding. There are also 39,999,800 exchangeable capital units issued by the Group held by a single holder of record, being The Depository Trust Company, which holds them on behalf of participants. These units may be exchanged for ordinary shares in the Company or, at the Company's option, cash.

American depositary shares representing ordinary shares (ADSs)

        The Company's fully paid ordinary shares are traded in the US in the form of ADSs. ADSs are evidenced by American depositary receipts issued by The Bank of New York Company, Inc., as depositary, pursuant to an amended and restated deposit agreement dated as of November 14, 1997, or Morgan Guaranty Trust Company of New York, its predecessor depositary, pursuant to a deposit agreement dated January 16, 1987, as amended as of June 24, 1988. Each ADS represents five fully paid ordinary shares. The ADSs are quoted on the stock market of New York Stock Exchange, Inc. (NYSE), which is the principal market in the US for the trading of the ADSs. The ADSs trade on the NYSE under the symbol "NAB". At October 18, 2002, 3,353,041 ADSs representing 16,765,205 fully paid ordinary shares, or approximately 1.09% of the fully paid ordinary shares outstanding on such date, were held by 243 holders with registered addresses in the US.

Trust Units Exchangeable for Preferred Shares™ (TrUEPrSSM)

        On September 30, 1998, the Company issued 32,008,000 fully paid non-converting non-cumulative preference shares with a liquidation preference of US$12.50 per share (TrUEPrS preference shares) in connection with an issuance of 16,004,000 TrUEPrS by NAB Exchangeable Preferred Trust. This trust is a non-diversified closed-end managed investment company registered under the US Investment Company Act of 1940. The underwriters with respect to the TrUEPrS subsequently exercised an option resulting in a further issuance of 4,000,000 TrUEPrS preference shares.

        The TrUEPrS preference shares are represented by American depositary shares, each representing two TrUEPrS preference shares. The TrUEPrS preference shares and the American depositary shares representing the TrUEPrS preference shares have been approved for quotation on the NYSE when exchanged for TrUEPrS. There will be no public market for quotation of the TrUEPrS preference shares and the American depositary shares representing the TrUEPrS preference shares on the NYSE until the TrUEPrS are exchanged for the TrUEPrS preference shares and American depositary shares.

        A summary of the rights attaching to TrUEPrS preference shares appears under the heading "the Company's constitution" below.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

National Income Securities (NIS)

        The NIS were quoted on July 8, 1999 for trading on the ASX. The ASX is the principal market for the NIS.

        A summary of the rights attaching to the preference shares forming part of the NIS appears under the heading "the Company's constitution" below.

Price histories

        The following table sets forth, for the months, calendar quarters and calendar years indicated, the high and low sale prices of the fully paid ordinary shares as reported by the ASX; the high and low sale prices per ADS as reported on the NYSE composite tape; and the high and low sale prices of the NIS as reported by the ASX:

	Ordinary shares		ADSs		NIS
	High $	Low $	High US$	Low US$	High $	Low $
By month
October 2002(1)	34.35	31.00	89.55	88.79	93.73	93.20
September 2002	35.99	33.30	99.47	89.50	94.50	93.20
August 2002	35.33	33.24	96.10	88.55	93.95	93.00
July 2002	35.34	30.87	98.90	83.50	95.20	93.00
June 2002	36.78	34.76	105.79	97.80	95.65	94.67
May 2002	36.45	34.50	95.90	93.90	95.60	94.40

By calendar quarter
December quarter 2002(1)	34.35	31.00	89.55	88.79	93.73	93.20
September quarter 2002	35.99	30.87	98.15	87.18	95.20	93.00
June quarter 2002	36.78	32.85	105.69	87.27	96.00	94.40
March quarter 2002	35.85	30.95	92.20	80.67	95.30	91.20
December quarter 2001	33.08	25.80	84.55	66.40	92.10	87.10
September quarter 2001	35.13	23.80	92.40	59.55	92.40	86.60
June quarter 2001	35.05	28.32	90.60	69.70	93.75	89.75
March quarter 2001	30.97	26.91	82.50	67.20	96.00	92.10

By calendar year
Calendar 2002(2)	36.78	30.87	105.69	80.67	96.00	91.20
Calendar 2001	35.13	23.80	92.40	59.55	96.00	86.60
Calendar 2000	30.30	19.88	83.06	61.31	97.40	90.00
Calendar 1999	30.28	21.61	97.69	70.13	103.60	90.00
Calendar 1998	25.04	18.93	77.00	57.06	—	—

(1)
Represents the period from October 1 to October 18, 2002.

(2)
The 2002 calendar year represents the period from January 1, 2002 to October 18, 2002.

        On October 18, 2002 the closing price on the ASX was $32.40 per fully paid ordinary share, with 1,534,054,058 fully paid ordinary shares (excluding partly paid ordinary shares) outstanding, held by 310,418 holders.

        On October 18, 2002, the closing price per ADS as reported on the NYSE composite tape was US$89.25.

        On October 18, 2002 the closing price on the ASX was $93.55 per NIS, with 20,000,000 NIS outstanding and such NIS were held by 45,593 holders.

The Company's constitution

        The following is a summary of some of the key aspects of the constitution of the Company.

Objects and purposes

        The Company was incorporated on June 23, 1893, in the state of Victoria, Australia. The Company is registered with the Australian Securities and Investments Commission (ASIC) and its Australian Company Number is 004 044 937. The constitution does not specify the objects and purposes of the Company. Under the Corporations Act 2001 (Cth), the Company has the legal capacity and powers of an individual.

Directors

        The constitution regulates various matters concerning the directors of the Company:

(a)  Matters in which the director has a material personal interest

        A director who has a material personal interest in a matter that is being considered at a directors' meeting cannot be present while the matter is being considered at the meeting or vote on the matter, except in the following four circumstances permitted by the constitution and the Corporations Act 2001 (Cth):

  (i)
  directors who do not have a material personal interest in the matter have passed a resolution identifying the relevant director, the nature and extent of that director's personal interest and its relation to the affairs of the Company and stating that the remaining directors are satisfied that the relevant director's material personal interest should not disqualify the director from voting or being present;

  (ii)
  ASIC has made a declaration or order under the Corporations Act 2001 (Cth) which permits the director to be present and vote notwithstanding the director's material personal interest;

  (iii)
  there are not enough directors to form a quorum for a directors' meeting because of the disqualification of the interested directors, in which event one or more of the directors (including a director with a material personal interest in the matter) may call a general meeting to deal with the matter; and

  (iv)
  the matter is of a type which the Corporations Act 2001 (Cth) specifically permits the director to vote upon and to be present at a director's meeting during consideration of the matter notwithstanding the director's material personal interest.

(b)  Compensation of non-executive directors

        The aggregate remuneration of non-executive directors is determined by the Company in general meeting. That aggregate remuneration is to be divided among the non-executive directors as they agree on or, in the absence of agreement, equally. The division of aggregate remuneration among non-executive directors does not require an independent quorum.

        In addition, each non-executive director is entitled to be reimbursed for reasonable travelling, accommodation and other expenses incurred while travelling to or from meetings or when otherwise engaged on the business of the Company.

(c)  Borrowing powers exercisable by directors

        Under the constitution, the business of the Company is to be managed by the directors, who may exercise all such powers of the Company as are not required by the Corporations Act 2001 (Cth) or the constitution to be exercised by the Company in general meeting. The directors are specifically authorised to exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or any or all of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person. These powers can only be altered by an amendment to the constitution, which would need to be approved by the passage of a special resolution of the Company's members at a general meeting.

(d)  Retirement of directors under an age limit requirement

        No person over the age of 70 years may be appointed as a director of the Company. A director who attains the age of 70 is deemed to have retired from the Company on that day, unless the remaining directors have previously resolved that the director's retirement will occur at the conclusion of the next annual general meeting of the Company.

(e)  Share qualification

        Within two months after a director's appointment, the director must hold at least 2,000 fully paid ordinary shares in the Company in the director's own right.

(f)    Re-election of directors

        Each year at least one-third of the non-executive directors retire from office at the annual general meeting. The retiring non-executive directors may be eligible for re-election.

Share rights—ordinary shares

        Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by the directors from time to time. Dividends that are paid but not claimed may be invested by the directors for the benefit of the Company until required to be dealt with in accordance with any law relating to unclaimed monies.

        Dividends are only payable out of profits of the Company, and a declaration by the directors as to the amount of profits available for dividend is final and binding on all members. Before paying any dividend, directors may set aside, out of the profits of the Company, such reserves as they think proper to be applied at their discretion for any proper purpose, and may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

        Each ordinary shareholder present at a general meeting (whether in person or by proxy or representative) is entitled to one vote on a show of hands or, on a poll, one vote for each fully paid ordinary share held. Holders of partly paid ordinary shares voting on a poll are entitled to a number of votes based upon the proportion that the amount of capital called and paid up on the shares bears to the total issue price of the shares.

        In the event of a winding-up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any surplus proceeds on liquidation.

        Ordinary shareholders have no right to redeem their shares.

        Holders of fully paid ordinary shares have no liability for further capital calls by the Company. The holders of partly paid ordinary shares are liable to pay unpaid amounts on the shares upon a call being made in accordance with the terms of issue of the shares and the constitution.

        There is no provision of the constitution that discriminates against any existing or prospective holder of ordinary shares as a result of such shareholder owning a substantial number of shares.

Share rights—American depositary shares representing ordinary shares (ADSs)

        Each ADS is comprised of five fully paid ordinary shares in the Company which have been deposited with a depositary or custodian. The rights attaching to each fully paid ordinary share comprised in an ADS are the same as the rights attaching to fully paid ordinary shares as described above. These rights are vested in the depositary or custodian as the holder of the fully paid ordinary shares, although holders of American depositary receipts (ADRs), which evidence ADSs, have certain rights against the depositary or custodian under the terms governing the issue of the ADRs.

Share rights—TrUEPrSSM preference shares

        On September 30, 1998, a total of 32,008,000 fully paid non-converting noncumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrS preference shares) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preferred Shares (TrUEPrS) by NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company. The underwriters with respect to the TrUEPrS issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS (and accordingly, in the issue of a further 4,000,000 TrUEPrS preference shares).

        The holders of TrUEPrS receive distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis. On December 31, 2047, or the earlier occurrence of certain other exchange events, the holders of TrUEPrS can be required to exchange their TrUEPrS for American depositary shares representing TrUEPrS preference shares, or for cash in some limited circumstances. Until that time, the TrUEPrS preference shares do not pay dividends. After such an exchange event occurs, the TrUEPrS preference shares will automatically convert into non-cumulative preference shares of the Company paying a dividend of 8% per annum, if declared.

        If a dividend is not paid on the TrUEPrS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the TrUEPrS preference shares.

        Holders of the TrUEPrS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

        The TrUEPrS preference shares are redeemable, in certain limited circumstances, prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company's election at a redemption price of US$12.50 plus accrued dividends, if any. The terms of the TrUEPrS preference shares also provide, subject to certain conditions, for a reduction of the capital of the TrUEPrS preference shares of US$12.49, followed by a redemption of the outstanding capital attributed to those shares of US$0.01, and for holders to accept a buy-back offer, if made by the Company at a price of US$12.50 plus accrued dividends, if any, for each TrUEPrS preference share.

        In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shareholders. After certain exchange events occur (as referred to above), TrUEPrS preference shares will rank in priority to ordinary shares and equally with other preference shares as to dividends. Presently, the Company's other preference shares consist of the preference shares issued in connection with National Income Securities, which are described below. Preference shares may also be issued by the Company in connection with its exchangeable capital units.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Share rights—National Income Securities (NIS)

        On June 29, 1999, the Company issued 20 million NIS at A$100 each. These securities are stapled securities, comprising one fully paid note of A$100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share). The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs. If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share. The transfer of the note to the Company will satisfy the holder's obligation to pay up the amount on the NIS preference share. The holder will then hold a fully paid NIS preference share.

        Each holder of NIS is entitled to non-cumulative distributions based on a rate equal to the Australian 90 day bank bill rate plus 1.25% per annum, payable quarterly in arrears commencing on August 15, 1999. A minimum interest rate of at least 6% per annum was payable until May 15, 2000. Holders of NIS preference shares are not entitled to dividends until the NIS preference shares become fully paid. If the NIS preference shares become fully paid, holders will receive, if declared, a dividend calculated at the same rate and payable on the same basis as for the NIS.

        If a dividend is not paid on the NIS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the NIS preference shares.

        Holders of the NIS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per NIS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the NIS preference shares.

        With the prior consent of the Australian Prudential Regulation Authority, the Company may redeem each note for A$100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration. This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

        NIS have no maturity date, are quoted on the stock market of the ASX and on a winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders. In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in winding up (as specified in accordance with the constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares. Presently, the only other class of preference shares on issue is the preference shares issued in connection with the TrUEPrS, which are described above and which rank equally with the NIS preference shares with respect to priority on payment in a winding-up. Preference shares may also be issued by the Company in connection with the exchangeable capital units.

Process for altering share rights

        Unless otherwise provided by the terms of issue of a class of shares, the terms of issue of a class of shares in the Company can only be varied or cancelled in any way by a special resolution of the Company and with either the written consent of members holding at least three-quarters of the votes in that class of shares or with the sanction of a special resolution passed at a separate meeting of the holders of that class of shares.

Convening of and admission to general meetings

        A director may call a meeting of the Company's shareholders. The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders entitled to vote at the meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

        At least 28 days notice must be given of a meeting of the Company's shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act 2001 (Cth), to vote at general meetings of the Company. Alternatively ordinary shareholders may be represented by the attendance of a representative, attorney or proxy. Voting rights attaching to other classes of shares in the Company are set out above.

        A quorum for a general meeting is five members present in person or by proxy, attorney or representative. If the meeting is convened on the requisition of members and a quorum is not present within half an hour of the time appointed, the meeting will be dissolved. In all other cases where a quorum is not present within half an hour of the time appointed, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the directors appoint by notice to the members and others entitled to notice of the meeting. A quorum at an adjourned meeting is two persons, each being a member, proxy, attorney or representative. If a quorum is not present at an adjourned meeting within 15 minutes of the time appointed, the meeting is dissolved.

        The directors may, in accordance with the constitution and the Corporations Act 2001 (Cth), determine a time before a meeting at which membership in the Company (for the purposes of the meeting) is to be ascertained in respect of holdings of shares that are quoted on the stock market of the ASX.

Limitations on ownership and changes in control

        The constitution does not contain any limitations on the rights to own securities in the Company. However, there are detailed Australian laws and regulations which govern the acquisition of interests in the Company, and a summary of those is set out in this shareholder information section under the heading "exchange controls and other limitations affecting securityholders" above.

        The constitution requires any sale or disposal of the Company's main undertaking to be subject to ratification by the Company in general meeting. Except for that provision, there are no provisions of the constitution that would have the effect of delaying, deferring or preventing a change in control of the Company which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its controlled entities.

Constitution provisions governing disclosure of shareholdings

        The constitution does not prescribe an ownership threshold above which share ownership must be disclosed. However, the Corporations Act 2001 (Cth) requires a person to disclose certain prescribed information to the Company and the ASX if the person has or ceases to have a "substantial holding' in the Company. The term "substantial holding' is defined in the Corporations Act 2001 (Cth), and is not limited to direct shareholdings.

        The Corporations Act 2001 (Cth) also permits the Company or ASIC to direct any member of the Company to make certain disclosures in respect of their interest in the Company's shares and the interest held by any other person in those shares.

Changes in capital

        The constitution does not make any provision governing changes in the capital of the Company, which is more stringent than is required by law.

Material contracts

Sale of operating assets and operating platform of HomeSide Lending, Inc.

        The Company, HomeSide Lending, Inc. (HomeSide US) and SR Investment, Inc. (formerly known as HomeSide International, Inc.) (SRI) (together referred to as the asset sellers), entered into an agreement with Washington Mutual Bank, FA (WaMu) on December 11, 2001 in respect of the sale of the operating assets and operating platform of HomeSide US. Closing of the agreement occurred on March 1, 2002. On closing, the asset sellers transferred to WaMu all assets of HomeSide US (except for the mortgage servicing rights and other expressly-excluded assets) and WaMu assumed certain specified liabilities of HomeSide US. Final adjustments to the purchase price have now been agreed to reflect the net book value of the assets and liabilities transferred, plus an agreed premium of US$25 million. Under the agreement, the asset sellers gave representations, warranties and indemnities in relation to HomeSide US, its business, the assets and liabilities transferred and those retained. Those representations, warranties and indemnities are of a kind usual in transactions of this nature and size, and in some cases include various time limitations and liability caps and restrictions. In addition, undertakings have been given to protect the value of the assets transferred, preventing the Company from engaging in certain competing activities in the US and from soliciting the transferred employees for three years.

Sale of SR Investment, Inc.

        On August 27, 2002, the Company and MSRA Holdings, Inc. (together referred to as the SRI sellers) entered into an agreement with WaMu to sell the capital stock of SRI to WaMu. SRI holds all of the capital stock in HomeSide US. Certain assets and liabilities of SRI and HomeSide US are expressly excluded from the sale (including, by way of example, borrowings other than the HomeSide US medium-term note program, stock in subsidiaries of HomeSide US, leasehold interests, employment agreements, employee liabilities and certain mortgage loans). Closing of the agreement occurred on October 1, 2002. An interim purchase price of US$1,260 million has been paid by WaMu, based on a good faith estimate of the final purchase price. In addition approximately US$200 million in receivables due on the sale of bulk mortgage servicing rights were to be collected by HomeSide US and passed onto the Group. The majority of these receivables have now been collected. The final purchase price will be determined by reference to an agreed valuation of the hedge assets and mortgage servicing rights of HomeSide US and the net book value of the other assets and liabilities of SRI and HomeSide US subject to agreed adjustments. The SRI sellers gave customary representations, warranties and indemnities in respect of SRI and HomeSide US and their business, assets and liabilities. In some cases, those representations, warranties and indemnities include various time limitations and liability caps and restrictions. In addition, undertakings have been given to protect the value of the companies acquired by WaMu, preventing the SRI sellers from engaging in or acquiring an entity that engages in certain competing activities in the US for three years.

Executive contracts

Executive service agreement—Mr Ian R Crouch

        Effective May 8, 2002, the Company entered into an executive service agreement (agreement) with Mr Crouch to secure his services as Chief Information Officer.

        During the employment period, Mr Crouch will receive annual, short-term incentive and long-term incentive remuneration. Annual compensation is a total remuneration package (TRP) of $625,000 per annum reviewed annually by the Compensation and Nomination Committee of the Board of directors of the Company. Additionally, an annual superannuation contribution is made of $34,819 per annum. Mr Crouch's short-term incentive payment is determined in accordance with the Company's incentive program from time to time. Currently, the short-term incentive component is determined by a combination of the Group's performance against its EVA® growth target and Mr Crouch's individual performance. The long-term incentive component of Mr Crouch's remuneration comprises his eligibility to participate in the National Australia Bank Staff Share Allocation Plan, the National Australia Bank Staff Share Ownership Plan and any offers made under the National Australia Bank Executive Share Option Plan No. 2. All awards of short-term and long-term incentive are at the approval of the Compensation and Nomination Committee.

        Mr Crouch is entitled to four weeks of paid vacation per annum and fringe benefits and perquisites in accordance with the policies of the Company. This included moving and relocating expenses incurred in transferring from London to Melbourne in order for Mr Crouch to take up this position.

        The agreement provides if the Company terminates Mr Crouch's employment because of redundancy, Mr Crouch will be entitled to a termination payment equal to the higher of 72 weeks of TRP or a redundancy payment calculated in accordance with the Company's agreement with the Finance Sector Union of Australia.

        The agreement prohibits Mr Crouch from disclosing confidential information of the Company, or any of its customers or suppliers.

Employment agreement—Mr Joseph J. Whiteside

        The Company and HomeSide Lending, Inc. (HomeSide US) entered into an employment agreement (agreement) on September 1, 2001 with Mr Whiteside, as Chairman and Chief Executive Officer of HomeSide US. This contract terminated on either the sale of a portion or the whole of HomeSide US, termination of employment (for cause, good reason, death or disability) or a date eighteen months from the effective date. During this employment he reported directly to the Managing Director and Chief Executive Officer of the Company.

        Under the terms of the agreement, Mr Whiteside received annual base salary, short-term incentive and long-term incentive plan (LTIP). The annual base salary was US$500,000 per annum. Mr Whiteside's short-term incentive payment was dependant upon achievement of performance targets—stability of the organisation, performance of operational targets and status of the process of the sale of HomeSide US. The LTIP payment was dependent on achievement of operational performance targets or the sale of the HomeSide US.

        Additionally, Mr Whiteside was entitled to receive senior executive benefits including travelling and accommodation costs, employee pension, welfare, perquisites, fringe benefits, and vacation.

        The Company and HomeSide US subsequently entered into a new employment agreement (new agreement) with Mr Whiteside to secure his services as Chairman and Chief Executive Officer of HomeSide US effective from the date of sale of the operating assets of HomeSide US to Washington Mutual Bank, FA. During the employment period Mr Whiteside reported to the Executive General Manager, Financial Services Europe.

        Under the terms of the new agreement, Mr Whiteside received annual base salary and short-term incentive. The annual base salary was initially set at US$360,000 per annum on the basis of a 4-day week. This amount was subsequently revised to US$450,000 per annum to reflect the full-time responsibilities of the position. Mr Whiteside's short-term incentive payment was an amount dependant upon achievement of performance targets including the execution of that company's exit from the mortgage services industry in the United States and the performance of the wind down of HomeSide US. Additionally, Mr Whiteside was entitled to receive senior executive benefits including employee pension, welfare, perquisites, fringe benefits, and vacation.

        As the position was not based in Mr Whiteside's home state, the Company also reimbursed reasonable housing and commuting costs, plus miscellaneous reasonable living expenses.

        Mr Whiteside's new agreement was terminated on October 1, 2002. Upon termination the Company paid accrued base salary and benefits through to the termination date. Mr Whiteside will continue to receive health benefits through to age 65, as per the Company's standard policy for US senior executives.

Exchange controls and other limitations affecting securityholders

        There are no limitations under the Company's constitution restricting the rights of non-resident or foreign owners of ordinary shares to have an interest in or vote on their securities.

        Mergers, acquisitions and divestment of Australian public companies listed on the ASX are regulated by detailed and comprehensive legislation and the rules and regulations of the ASX.

        In summary, under the Corporations Act 2001 (Cth), a person must not acquire a relevant interest in issued voting shares in an Australian listed company if, broadly, because of the transaction, that person's or someone else's voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%, unless those shares are acquired in a manner specifically permitted by law. This restriction also limits the options available to a shareholder wanting to sell a shareholding of more than 20% in an Australian listed company.

        The concepts of relevant interest and voting power are very broadly defined and shareholders should seek their own advice on their scope. In very general terms:

  •
  a person has a relevant interest in securities if they broadly hold the securities or have the power to vote or dispose of the securities or are deemed to have a relevant interest;

  •
  a person's voting power in a company is broadly the total number of votes attached to all the voting shares in the company that the person or an associate has a relevant interest in, divided by the total number of votes attached to all voting shares in the company; and

  •
  an associate is widely defined in Divisions 1 and 2 of Part 1.2 of the Corporations Act 2001 (Cth) and includes, depending on the context, parent companies or subsidiaries of the holder and persons with whom the holder has entered into various types of agreements, arrangements or understandings (formal or informal) in relation to certain matters concerning shares, the affairs of the company or the composition of its board of directors.

        The Corporations Act 2001(Cth) also imposes certain substantial shareholding disclosure obligations on persons who are or become entitled to 5% or more of the voting shares in a company listed on the ASX, such as the Company.

        One of the more common manners in which a controller shareholding is acquired in an Australian listed company is by a takeover offer. The form and content of the documentation is regulated by law. Australian takeover law purports to have extra-territorial force. Therefore, Australian law may apply to transactions outside Australia with respect to non-Australian companies if that transaction affects the control of voting shares in an Australian listed company.

        Australian law also regulates acquisitions, which would have the effect, or be likely to have the effect, of substantially lessening competition in a market in Australia, in a state or in a territory of Australia.

        Acquisitions of certain interests in Australian listed companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA). The FATA applies to any acquisition of 15% or more of the outstanding shares of an Australian listed company or any acquisition, which results in one foreign person (including a company) or group of associated foreign persons controlling 15% or more of total voting power. In addition, the FATA applies to any acquisition by non-associated foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

        In addition, there are specific limitations on the acquisition of a shareholding in a bank under the Financial Sector (Shareholdings) Act 1998 (Cth). Under this Act, a person (including a company) must not acquire an interest in an Australian financial sector company where the acquisition would take that person's voting power (which includes the voting power of the person's associates) in the financial sector company to more than 15% of the voting power of the financial sector company without first obtaining the Treasurer's approval. Even if a person has less than 15% of the voting power, the Treasurer has the power to declare that a person has practical control of that company and, by applying for an order from the Federal Court of Australia may require the person to relinquish that control. The definition of a financial sector company includes banks, such as the Company. It also includes authorised insurance companies or an authorised insurance company's holding company. Three of the Company's controlled entities are authorised insurance companies.

        Subject to compliance with the FATA and the Financial Sector (Shareholdings) Act 1998 (Cth), non-residents of Australia have the same rights to hold shares and to vote as residents of Australia.

        There are no formal prohibitions on the diversification by banks through equity involvements or investments in subsidiaries. However, without the consent of the Treasurer, no bank may enter into any agreement or arrangement for the sale or disposal of its business (by amalgamation or otherwise), or for the carrying on of business in partnership with an authorised deposit-taking institution, or effect a reconstruction.

        There are no general foreign exchange restrictions in effect in Australia at the present time. However, the specific approval of the Reserve Bank of Australia must be obtained in connection with certain payments and transactions having a prescribed connection with countries and entities designated from time to time (currently Iraq, Federal Republic of Yugoslavia (Serbia and Montenegro), and the United National Union for the Total Independence of Angola (UNITA)), by the Reserve Bank of Australia for the purposes of the Banking (Foreign Exchange) Regulations. Regulations in Australia also prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries, named individuals, or entities associated with terrorism.

Taxation

        The taxation discussion set forth below is intended only as a descriptive summary, and does not purport to be a complete technical analysis or listing of all potential Australian or US tax effects to US persons who are American depositary receipt holders or holders of shares (US holders), and US holders are advised to satisfy themselves as to the overall tax effects, including state and local tax effects, by consulting their own tax advisers. This summary is based in part on representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms. Except as otherwise noted, the statements of Australian or US tax laws set out below are based on the laws in force as of the date of this annual financial report, and are subject to any changes in Australian or US laws and in any double taxation convention between Australian and the US occurring after that date.

Australian taxation

        Under Australian taxation law, non-residents of Australia for tax purposes may be subject to withholding tax in respect of dividends received from shares in Australian companies depending upon the extent to which the dividends are franked. Under the foreign dividend account system, the unfranked portion of a dividend paid to non-residents of Australia may not be subject to Australian withholding tax if the unfranked amount is sourced from certain foreign income earned by the Australian company on which foreign tax has been paid. In accordance with the provisions of the Australian/US double tax agreement, withholding tax on dividend income derived by a non-resident of Australia, who is a resident of the US, is limited to 15% of the gross amount of the dividend.

        Under the current Australian dividend imputation system, to the extent that dividends are paid out of income on which Australian income tax has been levied, such dividends are considered as franked dividends to that same extent. Where an Australian resident shareholder for tax purposes receives a franked dividend, the shareholder receives an imputation tax credit, which can be offset against the Australian income tax payable by the shareholder. The amount of the credit is dependent upon the extent to which the dividend paid is a franked dividend. From July 1, 2000, excess imputation tax credits are refundable to Australian resident shareholders who are individuals, superannuation funds and charities. Non-resident shareholders for tax purposes who do not hold the shares in connection with a permanent establishment in Australia, rather than receiving a credit, are exempt from dividend withholding tax in respect of franked dividends received. Nonresident shareholders for tax purposes are not entitled to a refund of excess imputation tax credits.

        The Company paid a fully-franked interim dividend out of the profit for the half year ended March 31, 2002 and has declared a partly-franked final dividend payable out of the profit for the year ended September 30, 2002. The franked portion of this dividend carries imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%. For nonresident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company's foreign dividend account and therefore will not be subject to Australian withholding tax.

        Subject to certain exceptions, a non-resident shareholder for tax purposes disposing of shares in Australian listed companies will be free from tax in Australia. The exceptions relate to capital assets that are treated as having the necessary connection with Australia. The following two exceptions are relevant to disposals of shares:

  •
  shares held as part of a business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to ordinary income tax. Any loss would constitute an allowable deduction; and

  •
  shares held in Australian resident public companies where such shares represent an associate inclusive holding of 10% or more by value in the shares of the company. In such a case, capital gains tax would apply, but not otherwise.

        In calculating any capital gains in respect of the disposal of assets (including shares) acquired on or after October 1, 1999, indexation of the cost of the assets for inflation is not available. Individuals are subject to Australian tax on 50% of any actual capital gains (ie. without inflation indexation) on the disposal of assets acquired on or after October 1, 1999 and held for at least 12 months. In the case of superannuation (pension) funds, two-thirds of any actual capital gains on the disposal of assets acquired on or after October 1, 1999 are subject to Australian tax, provided the assets have also been held for at least 12 months.

        For the disposal of assets acquired prior to October 1, 1999, indexation of the cost of assets is frozen as at September 30, 1999. However, for such asset disposals, individuals are able to choose whether to be taxed on any capital gain (after allowing for indexation of the cost to September 30, 1999) or 50% of any actual capital gain. Superannuation (pension) funds are also able to make the same election for the disposal of assets acquired prior to October 1, 1999; however, if an election is made to be taxed on any actual capital gain, two-thirds of the actual capital gain will be subject to Australian tax.

        Normal rates of income tax will continue to apply to taxable capital gains so calculated. Capital losses are not subject to indexation; they are available as deductions, but only in the form of an offset against other capital gains (whether capital gains net of the frozen indexation or actual capital gains on assets acquired on or after October 1, 1999). Any excess capital losses can be carried forward for offset against future capital gains.

UK dividend plan (UKDP)

        The UKDP enables a shareholder of the Company who elects to participate in the UKDP to receive dividends from a UK controlled entity of the Company, as an alternative to the cash component of dividends paid on ordinary shares in the Company. UK advance corporation tax was abolished with effect from April 6, 1999. However, dividends from UK companies continue to carry a tax credit of 10%, which can be utilised by certain shareholders.

        The Company's Australian resident corporate shareholders obtain no tax credits on a dividend paid by the UK controlled entity. Dividends received from the Company on ordinary shares which do not participate in the UKDP carry an Australian imputation tax credit to the extent those dividends are franked.

        In addition, participants of the UKDP should not suffer Australian capital gains tax due solely to their participation in, or withdrawal from, the UKDP.

US federal income taxation

        A US holder must include in gross income, the gross amount of any dividend paid by the Company out of earnings and profits (as determined for US federal income tax purposes), including any Australian income tax withheld from the dividend payment. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends paid by US corporations. Subject to certain limitations, any Australian tax withheld from a dividend will be creditable against a US holder's US federal income tax liability.

        For US federal income tax purposes, US holders will not be entitled to a tax credit for the 10% UK withholding tax deducted from dividends paid by the UK controlled entity under the UKDP.

Exchange rates

        Fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar prices of the fully paid ordinary shares of the Company and, as a result, may affect the market price of the ADSs in the US. (A description of the ADSs appears under the heading "American depositary shares representing ordinary shares (ADSs)' above.) Such fluctuations will also affect the US dollar conversion by the depositary of cash dividends paid in Australian dollars on the fully paid ordinary shares represented by the ADSs. Refer to "selected financial data" on page 10 for the high, low, average and year-end noon buying exchange rates for the Company's last five fiscal years.

Documents

        Documents concerning the Company that are referred to in this annual financial report may be inspected at the registered office.

        In addition, the Company files reports and other information with the SEC. You can read and copy these reports and other information at the SEC Public Reference Room at 450 Fifth Street, North West, Washington DC 20549. You can telephone the SEC at 1-800-SEC-330 for further information on the Public Reference Room. You can view the report electronically at the SEC website at www.sec.gov through EDGAR. You can also read and copy these reports and other information at New York Stock Exchange, Inc., 20 Broad Street, New York NY 10005.

Twenty largest registered fully paid ordinary shareholders of the Company as at October 18, 2002

	Number of shares	%
JP Morgan Nominees Australia Limited	187,693,782	12.24
National Nominees Limited	168,013,473	10.95
Westpac Custodian Nominees Limited	124,760,475	8.13
Commonwealth Custodial Services Limited	40,732,593	2.66
Citicorp Nominees Pty Limited	36,405,445	2.37
AMP Life Limited	25,796,107	1.68
ANZ Nominees Limited	23,409,594	1.53
RBC Global Services Australia Nominees Pty Limited	20,066,487	1.31
MLC Limited	19,211,758	1.25
Citicorp Nominees Pty Limited	17,674,644	1.15
Queensland Investment Corporation	17,530,828	1.14
National Australia Trustees Limited	13,002,249	0.85
Cogent Nominees Pty Limited	12,579,516	0.82
RBC Global Services Australia Nominees Pty Limited	11,353,340	0.74
ING Life Limited	10,606,099	0.69
Citicorp Nominees Pty Limited, CFS Imputation Fund A/C	9,358,686	0.61
Citicorp Nominees Pty Limited, CFS WSLE Aust Share Fnd A/C	7,959,689	0.52
HSBC Custody Nominees (Australia) Limited	7,841,201	0.51
NRMA Nominees Pty Limited	7,507,813	0.49
Australian Foundation Investment Company Limited	6,839,612	0.45

	768,343,391	50.09

        The 20 largest registered shareholders held 768,343,391 fully paid ordinary shares, which is equal to 50.09% of the total issue of 1,534,054,058 fully paid ordinary shares.

Substantial shareholder

        On August 2, 2002, the Commonwealth Bank of Australia advised that it was a substantial shareholder in the Company, holding 93,154,341 fully paid ordinary shares.

Distribution of fully paid ordinary shareholdings

	Number of shareholders	% of holders	Number of shares	% of shares
Range
1 - 1,000	196,616	63.4	75,834,397	4.9
1,001 - 5,000	90,817	29.3	196,022,303	12.8
5,001 - 10,000	13,784	4.4	96,123,851	6.3
10,001 - 100,000	8,817	2.8	185,905,459	12.1
100,001 and over	384	0.1	980,168,048	63.9

	310,418	100.0	1,534,054,058	100.0

Less than marketable parcel of $500	7,243		50,877

Shares held in trust under the Company's employee share plans are registered as one shareholding in the name of the trustee.
Address of holders
Australia	289,075	93.1	1,512,224,108	98.6
United Kingdom	10,858	3.5	7,315,654	0.5
New Zealand	7,569	2.4	9,784,807	0.6
United States	492	0.2	522,701	*
Other overseas	2,424	0.8	4,206,788	0.3

	310,418	100.0	1,534,054,058	100.0

*
Due to the small number of these NIS holders, the amounts round down to nil.

Voting rights

        The voting and other rights attaching to ordinary shares are set out in the section entitled "the Company's constitution" on page 276.

Twenty largest registered National Income Securities (NIS) holders as at October 18, 2002

	Number of securities	%
Commonwealth Custodial Services Limited	807,496	4.04
Australian Foundation Investment Company Limited	506,160	2.53
Westpac Custodian Nominees Limited	394,035	1.97
AMP Life Limited	331,907	1.66
Citicorp Nominees Pty Limited	329,764	1.65
National Nominees Limited	260,914	1.30
National Mutual Life Nominees Limited	260,294	1.30
JP Morgan Nominees Australia Limited	247,249	1.24
RBC Global Services Australia Nominees Pty Limited	237,737	1.19
University of Melbourne	235,090	1.18
Tower Trust Limited	228,218	1.14
UBS Warburg Private Clients Nominees Pty Ltd	220,172	1.10
The University of Sydney	199,713	1.00
The National Mutual Life Association of Australasia Limited	190,167	0.95
Merrill Lynch (Australia) Nominees Pty Ltd	163,974	0.82
Perpetual Trustee Company Limited	162,621	0.81
Questor Financial Services Limited	133,259	0.67
Swiss Re Australia Ltd	122,170	0.61
Treaty Services Pty Ltd	111,500	0.56
University of Western Australia	100,000	0.50

	5,242,440	26.22

        The 20 largest registered NIS holders held 5,242,440 NIS, which is equal to 26.22% of the total issue of 20,000,000 NIS.

Distribution of NIS holdings

	Number of holders	% of holders	Number of securities	% of securities
Range
1 - 1,000	43,799	96.1	7,831,437	39.2
1,001 - 5,000	1,534	3.4	3,141,186	15.7
5,001 - 10,000	130	0.3	932,114	4.7
10,001 - 100,000	111	0.2	2,952,823	14.7
100,001 and over	19	*	5,142,440	25.7

	45,593	100.0	20,000,000	100.0

Less than marketable parcel of $500	13		39

Address of holders
Australia	45,416	99.6	19,750,463	98.8
United Kingdom	27	0.1	6,819	*
New Zealand	42	0.1	38,679	0.2
United States	18	*	25,503	0.1
Other overseas	90	0.2	178,536	0.9

	45,593	100.0	20,000,000	100.0

*
Due to the small number of these NIS holders, the amounts round down to nil.

Voting rights

        The voting and other rights attaching to the NIS are set out in the section entitled "the Company's constitution" on page 276.

National Australia Bank Limited

Chairman Mr D Charles K Allen AO, MA, MSc, FTSE, FAICD	Managing Director and Chief Executive Officer Mr Frank J Cicutto BCom, FAIBF, FCIBS	Company Secretary Mr Garry F Nolan MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)
Registered office 24th Floor 500 Bourke Street Melbourne Victoria 3000 Australia Telephone: 1300 367 647	Auditor KPMG Chartered Accountants 161 Collins Street Melbourne Victoria 3000 Australia	Solicitors Mallesons Stephen Jaques 525 Collins Street Melbourne Victoria 3000 Australia

Shareholders' centre internet service

        The Group's website at www.national.com.au has a dedicated separate section where shareholders can gain access to a wide range of secure information, including copies of recent announcements, annual financial reports and useful forms, including change of address forms, from Shareholder Services. Email: Shareholders Centre@national.com.au

Shareholders' centre information line

        There is a convenient 24 hours a day, 7 days a week automated service (Australia only). To obtain the current balance of your ordinary shareholding and relevant dividend payment details, telephone +61 3 9415 8256.

Contact details

        These services are fully secure to protect your interests. In all communications with Shareholder Services, please ensure you quote your security reference number (SRN), or in case of broker sponsored shareholders, your holder identification number (HIN).

Principal share register and Shareholder Services	UK branch share register	US ADR depositary, transfer agent and registrar
24th Floor
500 Bourke Street
Melbourne Victoria 3000
Australia

Postal Address
GPO Box 2333
Melbourne Victoria 8060
Australia

Local call: 1300 367 647
Fax: (03) 8641 4927

Telephone and fax (outside Australia):
+61 3 8641 4200 +61 3 8641 4927	C/- Computershare Investor Services PLC The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH United Kingdom Tel: (0870) 702 0000 Fax: (0870) 703 6101 Website: www.computershare.com	The Bank of New York Depositary Receipts Division 101 Barclay St, 22nd Floor New York NY 10286 United States Tel: (212) 815 2293 Fax: (212) 571 3050, 3051, 3052 Website: www.adrbny.com

Official quotation

        Fully paid ordinary shares of the Company are quoted on the following stock exchanges:

  •
  Australian Stock Exchange Limited;

  •
  London Stock Exchange PLC;

  •
  Stock Exchange, New Zealand;

  •
  Tokyo Stock Exchange; and

  •
  New York Stock Exchange, Inc.

        In the US, the Company's ordinary shares are traded in the form of American depositary shares evidenced by American depositary receipts issued by The Bank of New York Company, Inc.

        The Company has also issued:

  •
  exchangeable capital units which are quoted under the symbol "NAU" on the stock market of New York Stock Exchange, Inc., and are also quoted on the Luxembourg Stock Exchange;

  •
  trust units exchangeable for preference shares, which are quoted under the symbol "NAR Pr' on the stock market of New York Stock Exchange, Inc.; and

  •
  NIS which are quoted on the stock market of Australian Stock Exchange Limited under the symbol "NABHA".

Signatures

        The registrant certifies that it meets all of the requirements for filing on form 20-F and that it has duly caused and authorised the undersigned to sign this annual financial report on its behalf.

National Australia Bank Limited
Registrant

Garry F Nolan
Secretary of the Company

Date: November 14, 2002

Form 20-F cross reference index

Item		Item caption	Page
		Currency of presentation, exchange rates and certain definitions	4, 287
Part I	1	Identity of directors, senior management and advisors	Not required
	2	Offer statistics and expected timetable	Not required
	3	Key information
		Selected financial data	8
		Capitalisation and indebtedness	Not required
		Reason for the offer and use of proceeds	Not required
		Risk factors	87
	4	Information on the Company
		History and development of the Company	12, 211
		Business overview	12
		Organisational structure	25
		Property, plant and equipment	25
	5	Operating and financial review and prospects
		Operating results	26
		Liquidity and capital resources	60
		Research and development patents and licences	Not required
		Trend information	21, 28
	6	Directors, senior management and employees
		Directors and senior management	100, 269
		Compensation	107
		Board practice	91, 107, 269
		Employees	54
		Share ownership	107, 191, 269
	7	Major shareholders and related party transactions
		Major shareholders	269, 288
		Related party transactions	235
		Interests of experts and counsel	Not required
	8	Financial information
		Consolidated statements and other financial information	25, 58, 115
		Significant changes	105
	9	The offer and listing
		Offer and listing details	275
		Plan of distribution	Not required
		Markets	273
		Selling shareholders	Not required
		Dilution	Not required
		Expenses of the issue	Not required

Item		Item caption	Page
	10	Additional information
		Share capital	Not required
		Memorandum and articles of association	276
		Material contracts	281
		Exchange controls	283
		Taxation	285
		Dividends and paying agents	Not required
		Statement of experts	Not required
		Documents on display	287
		Subsidiary information	Not required
	11	Quantitative and qualitative disclosures about market risk	76
	12	Description of securities other than equity securities	Not required
Part II	13	Defaults, dividend arrearages and delinquencies	None
	14	Material modifications to the rights of securityholders and use of proceeds	Not required
	15/16	[Reserved]	Not applicable
Part III	17	Financial statements	Not required
	18	Financial statements	115
	19	Exhibits
		1. Constitution of the National Australia Bank Limited as currently in effect
		4. Material contracts
		4.1. Sale of operating assets and operating platform of HomeSide Lending, Inc.
		4.2. Sale of SR Investment, Inc.
		4.3. Executive service agreement—Mr Ian R Crouch
		4.4. Employment agreements—Mr Joseph J Whiteside
		7. Statement explaining how the ratio of earnings to fixed charges is calculated
		8. List of subsidiaries of National Australia Bank Limited
		Signature	293

Principal establishments

National Australia Bank Limited
Group offices and Australian
financial services
500 Bourke Street
(GPO Box 84A)
Melbourne Victoria 3000
Australia

Tel: +61 3 8641 3500
Fax: +61 3 9208 5695
www.national.com.au	New York branch 34th floor, 200 Park Avenue New York NY 10166-0001 United States Tel: +1 212 916 9500 Fax: +1 212 983 1969	Labuan branch Level 12 (C2) Main Office Tower Financial Park Labuan Jalan Merdeka 87000 W.P.Labuan Malaysia Tel: +60 87 44 3286/3287 Fax: +60 87 44 3288	National Australia Life 88 Wood Street London EC2V 7QQ England Tel: +44 020 7710 2100 Fax: +44 020 7710 1204
National Wealth Management Holdings Limited Ground Floor, MLC Building 105–153 Miller Street North Sydney NSW 2060 Australia Tel: +61 2 9957 8000 Fax: +61 2 9957 6881	Asia regional office and Hong Kong branch Level 27, One Pacific Place 88 Queensway Hong Kong Tel: +852 2822 9800 Fax: +852 2822 9801 Tel: +852 2826 8111 (HK branch) Fax: +852 2845 9251 (HK branch)	Kuala Lumpur representative office Level 5, Tower 2, MNI Twins 11 Jalan Pinang 50450 Kuala Lumpur Malaysia Tel: +603 2163 6545/6546 Fax: +603 2163 6559	Clydesdale Bank PLC 40 St Vincent Place Glasgow G1 2HL Scotland Tel: +44 141 248 7070 Fax: +44 141 204 0828 www.cbonline.co.uk
MLC Limited Ground Floor, MLC Building 105–153 Miller Street North Sydney NSW 2060 Australia Tel: +61 2 9957 8000 Fax: +61 2 9957 6881 MLC Adviser Hotline: 13 36 52	Seoul branch 16th floor, Korea Deposit Insurance Building 33 Da-dong, Chung-ku (PO Box KPO 691) Seoul Korea Tel: +82 2 3705 4600 Fax: +82 2 3705 4601	National Australia Group Europe Limited The Athenaeum 8 Nelson Mandela Place Glasgow G2 1BN Scotland Tel: +44 141 223 5919 Fax: +44 141 223 5960	Northern Bank Limited PO Box 183 Donegall Square West Belfast BT1 6JS Northern Ireland Tel: +44 28 9024 5277 Fax: +44 28 9089 3214 www.nbonline.co.uk
National Australia Financial Management Limited Ground Floor, MLC Building 105–153 Miller Street North Sydney NSW 2060 Australia Tel: +61 2 9957 8000 Fax: +61 2 9957 6881	Singapore branch 5 Temasek Boulevard #15-01 Suntec Tower Five Singapore 038985 Tel: +65 6919 6800 Fax: +65 6419 6794 www.nabasia.com	London office 88 Wood Street London EC2V 7QQ United Kingdom Tel: +44 020 7710 2100 Fax: +44 020 7710 1351	National Irish Bank Limited 3rd Floor, International House 3 Harbourmaster Place IFSC Dublin 1 Republic of Ireland Tel: +353 1 638 5000 Fax: +353 1 638 5198 www.nib.ie

National Custodian Services
5th floor North
271 Collins Street
(GPO Box 1460M)
Melbourne Victoria 3000
Australia

Tel: +61 3 9659 6218
Fax: +61 3 9659 7922
Telex: 33050
SWIFT: NATAAU3303X
www.nationalncs.com	Tokyo branch Mitsui Nigokan 2-1-1, Nihonbashi Muromachi Chuo-ku Tokyo 103-0022 Japan Tel: +81 3 3241 8781 Fax: +81 3 3241 5369 http://tokyo.nabasia.com/tokyo/		Yorkshire Bank PLC 20 Merrion Way Leeds LS2 8NZ England Tel: +44 113 247 2000 Fax: +44 113 247 2115 www.ybonline.co.uk
National Australia Trustees Limited Level 7 North 271 Collins Street (GPO Box 247B) Melbourne Victoria 3000 Australia Tel: +61 3 9659 7522 Fax: +61 3 9659 7511	Beijing representative office Office 1904, CITIC Building 19 Jianguomenwai Dajie Beijing 10004 People's Republic of China Tel: +86 10 6500 3581 Fax: +86 10 6500 3642		Bank of New Zealand Level 5 BNZ Tower 125 Queen Street Auckland New Zealand Tel: +64 9 375 1300 Fax: +64 9 375 1023 www.bnz.co.nz

CERTIFICATIONS

I, Frank J. Cicutto, certify that:

1.
I have reviewed this annual report on Form 20-F of National Australia Bank Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated: 14 November 2002	/s/ FRANK J. CICUTTO
	Name:	Frank J. Cicutto
	Title:	Managing Director and Chief Executive Officer

I, Richard E. McKinnon, certify that:

1.
I have reviewed this annual report on Form 20-F of National Australia Bank Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated: 14 November 2002	/s/ RICHARD E. MCKINNON
	Name:	Richard E. McKinnon
	Title:	Chief Financial Officer

QuickLinks

  Deposits and other borrowings for the Group as at September 30, 2002
Available for sale securities
Investment securities
Provisions for doubtful debts
Derivative financial instruments