Form 20-F
period 2003-09-30
NATIONAL AUSTRALIA BANK LTD
filed 2004-03-26
CIK 833029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 September, 2003

Commission file number 1-9945

National Australia Bank Limited

ABN 12 004 044 937

(Exact name of Registrant as specified in its charter)

Victoria, Australia

(Jurisdiction of incorporation)

500 Bourke Street, Melbourne, VICTORIA, 3000 Australia

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares

New York Stock Exchange

American Depositary Shares, each representing five Ordinary Shares	New York Stock Exchange
Fully paid, Non Cumulative Preference shares, Liquidation Preference of US$12.50 per share	New York Stock Exchange
American Depositary shares, each representing two Fully Paid Non Cumulative Preference shares, Liquidation Preference of US$12.50 per share	New York Stock Exchange
Exchangeable Capital units consisting of 7 7/8% Perpetual Capital Securities and Purchase Contracts	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	1,506,425,191
Staff Share Scheme shares	611,589 paid to 25 Australian cents
National Income Securities	20,000,000
Trust Preferred Securities	400,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Garry F Nolan
Date: 25 March 2004	Title:	Company Secretary

Annual Financial Report 2003

Presentation of information

Basis of presentation

References in this document to this annual financial report refer to the annual report on Form 20-F filed with the Securities and Exchange Commission.  This annual financial report is prepared in accordance with Australian GAAP, which differs in some respects from US GAAP (as set out in note 58 in the financial report).  Comparative amounts have been reclassified to accord with changes in presentation made in 2003, except where otherwise stated.

Currency of presentation

All currency amounts are expressed in Australian dollars unless otherwise stated.  Merely for the convenience of the reader, this annual financial report contains translations of certain Australian dollar amounts into US dollars at specified rates.  These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.  Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.6797 = A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (noon buying rate) on September 30, 2003.

Certain definitions and glossary

The Company’s fiscal year ends on September 30.  As used herein, the fiscal year ended September 30, 2003 is referred to as 2003 and other fiscal years are referred to in a corresponding manner.  The abbreviations $m and $bn represent millions and thousands of millions (ie. billions) of Australian dollars respectively.  Financial statements means the Company’s consolidated financial statements for the year ended September 30, 2003, September 30, 2002 and September 30, 2001 included herein at pages 85 to 202.  Any discrepancies between total and sums of components in tables contained in this annual financial report are due to rounding.

A glossary of some of the key terms used in this annual financial report is contained at page 220.  In addition, non-GAAP financial measures have been defined at page 62.

Forward-looking statements

This annual financial report contains certain ‘forward-looking statements’ within the meaning of section 21E of the United States Securities Exchange Act of 1934.  The United States Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation, so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.  The words anticipate, believe, expect, project, estimate, intend, should, could, may, target, goal, objective, plan and other similar expressions are used in connection with forward-looking statements.

In this annual financial report, forward-looking statements may, without limitation, relate to statements regarding:

•                  economic and financial forecasts, including but not limited to statements under the financial review and report on the directors and officers.

•                  anticipated implementation of certain control systems and programs, including, but not limited to those described under the financial review – risk management; and

•                  certain plans, strategies and objectives of management.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed in the statements contained in this annual financial report.  For example:

•                  the economic and financial forecasts contained in this annual financial report will be affected by movements in interest and foreign currency exchange rates, which may vary significantly from current levels, as well as by general economic conditions in each of the Group’s major markets.  Such variations, if adverse, may materially impact the Group’s financial condition and results of operations;

•                  the implementation of control systems and programs will be dependent on such factors as the Group’s ability to acquire or develop necessary technology or systems, its ability to attract and retain qualified personnel and the co-operation of customers and third party vendors; and

•                  the plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which the Group has no control.  In addition, the Group will continue to be affected by general economic conditions in Australia and worldwide, movements and conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this annual financial report.

Financial highlights (1)

Profitability

•                  Net profit attributable to members of the Company increased 17.3% to $3,955 million.

•                                          Net profit before significant items(2) increased 4.3% to $3,947 million.

•                  The current year’s result includes no significant items whilst the 2002 result included the following significant items:

•                  restructuring costs of $412 million (after-tax); and

•                  net profit on sale of SR Investment, Inc. (formerly known as HomeSide International, Inc.) of $6 million.

Shareholder returns

•                  Basic earnings per share(2) increased 21.0% to 248.9 cents. Excluding significant items, basic earnings per share increased 7.3% from 231.9 cents.

•                  Basic cash earnings(2) per share increased 20.9% to 268.5 cents. Excluding significant items, basic cash earnings per share increased 8.2% from 248.2 cents.

•                  Return on average ordinary shareholders funds(2) increased from 15.1% (17.0% excluding the impact of significant items) to 18.3%.

•                  Dividends were 163 cents per share compared with 147 cents per share last year. In 2003, the interim dividend of 80 cents per share was also fully franked and the final dividend of 83 cents per share was also fully franked. In 2002, the interim dividend of 72 cents per share was fully franked and the final dividend of 75 cents was 90% franked.

•                  Economic Value Added (EVA®)(2) increased 29.9% to $1,668 million.

EVA ® is a registered trademark of Stern Stewart & Co. EVA ® measures the economic profit earned in excess of the Group’s cost of capital.

Growth and diversification

•                  Total assets grew by 12.5% in local currency terms.

•                  Net assets grew by 42.8% in local currency terms.

•                  Movements in exchange rates decreased total assets (in Australian dollar terms) by $24.2 billion.

•                  Gross loans and advances increased 13.4% in local currency terms.

•                  Assets under management and administration grew by 13.2%

(1)  Refer to note 59 for developments up to the date of signing this annual financial report.

(2)       Refer to ‘glossary’ on page 220, ‘non-GAAP financial measures’ on page 62 and ‘reconciliations of non-GAAP financial measures’ on page 6.

Selected financial data

The information hereunder has been derived from the audited financial report of the Group, or where certain items are not shown in the Group’s financial report, it has been prepared for the purpose of this annual financial report. Accordingly, this information should be read in conjunction with and is qualified in its entirety by reference to the financial report.  Comparative amounts have been reclassified to accord with changes in presentation made in 2003, except where otherwise stated.

	Group
	2003	2003 (1)	2002 (2)	2001 (3)	2000 (4)	1999
	$m	US$m	$m	$m	$m	$m
Summary statement of financial performance

Australian GAAP
Net interest income	7,419	5,043	7,222	6,960	6,371	6,066
Net life insurance income	444	302	(10)	128	332	—
Other banking and financial services income	5,010	3,405	7,006	4,749	4,124	4,027
Mortgage servicing and origination revenue	—	—	378	810	640	536
Movement in the excess of net market value over net assets of life insurance controlled entities	(160)	(109)	(155)	510	202	—
Significant revenue	—	—	2,671	5,314	—	—

Operating expenses	(6,354)	(4,319)	(8,707)	(6,470)	(5,807)	(5,701)
Amortisation of goodwill	(98)	(67)	(101)	(167)	(197)	(206)
Charge to provide for doubtful debts	(633)	(430)	(697)	(989)	(588)	(581)
Significant expenses	—	—	(3,266)	(6,866)	(204)	—
Profit from ordinary activities before income tax expense	5,628	3,825	4,341	3,979	4,873	4,141
Income tax expense relating to ordinary activities	(1,681)	(1,143)	(962)	(1,891)	(1,632)	(1,321)
Net profit	3,947	2,682	3,379	2,088	3,241	2,820
Net loss/(profit) attributable to outside equity interest - Life insurance business	16	11	(6)	(5)	(2)	1
Net (profit) attributable to outside equity interest - other	(8)	(5)	—	—	—	—
Net profit attributable to members of the Company	3,955	2,688	3,373	2,083	3,239	2,821
Dividends paid/payable (5)	2,352	1,599	2,266	2,080	1,858	1,655
Adjusted to accord with US GAAP
Net income (6)	3,527	2,397	3,455	1,794	3,004	2,702

	Group
	2003	2003 (1)	2002 (2)	2001 (3)	2000 (4)	1999
	$m	US$m	$m	$m	$m	$m
Summary statement of financial position

Australian GAAP
Investments relating to life insurance business	35,846	24,365	31,012	31,381	31,103	—
Loans and advances (after provisions for doubtful debts)	247,959	168,538	231,300	207,797	195,492	165,620
Total assets	397,471	270,161	377,387	374,720	343,677	254,081
Total risk-weighted assets	252,365	171,532	247,838	257,513	238,589	197,096

Deposits and other borrowings	210,146	142,836	206,864	190,965	185,097	162,468
Life insurance policy liabilities	32,457	22,061	30,425	30,257	29,879	—
Bonds, notes and subordinated debt	22,707	15,434	22,192	24,984	21,051	13,437
Perpetual floating rate notes	367	249	460	507	461	383
Exchangeable capital units (7)	1,262	858	1,262	1,262	1,262	1,262
Net assets	27,211	18,495	23,251	23,557	21,407	18,520
Contributed equity	9,728	6,612	9,931	10,725	9,855	9,286
Ordinary shares	6,078	4,131	7,256	8,050	7,180	6,611
Equity instruments (8)	3,650	2,481	2,675	2,675	2,675	2,675
Total equity (excludes outside equity interest)	24,407	16,589	23,184	23,489	21,361	18,520
Adjusted to accord with US GAAP
Total assets	398,917	271,144	380,280	377,167	344,227	258,791
Total equity	23,862	16,219	24,005	23,987	21,836	19,226

	Group
	2003	2003 (1)	2002 (2)	2001 (3)	2000 (4)	1999
	$	US$	$	$	$	$
Shareholder information

Australian GAAP
Earnings per share (9)
Basic	2.49	1.69	2.06	1.22	2.02	1.87
Diluted	2.44	1.66	2.03	1.23	1.99	1.83
Earnings per share before significant items (9) (10)
Basic	2.49	1.69	2.32	2.47	2.11	1.87
Diluted	2.44	1.66	2.27	2.43	2.08	1.83
Cash earnings per share (10)
Basic	2.69	1.83	2.22	1.11	2.06	2.01
Diluted	2.62	1.78	2.18	1.12	2.02	1.97
Cash earnings per share before significant items (10)
Basic	2.69	1.83	2.48	2.37	2.15	2.01
Diluted	2.62	1.78	2.43	2.33	2.11	1.97
Dividends per share (5)	1.63	1.11	1.47	1.35	1.23	1.12
Total shareholder return (3 year annualised accumulation) (%) (11)	11.1	11.1	19.2	12.8	11.3	24.9
Economic Value Added (EVA®) (12)	1,668	1,134	1,284	1,129	1,379	1,390
Dividends per American Depositary Share (ADS) (5)	8.15	5.54	7.35	6.75	6.15	5.60
Dividend payout ratio (%) (5)	62.35	62.35	71.12	111.23	61.10	60.25
Net assets per share	18.09	12.30	15.11	15.15	14.12	12.46
Share price at year-end	30.80	20.93	33.48	25.66	25.51	22.43
Number of shares at year-end (No.’000)	1,504,635	n/a	1,534,840	1,551,575	1,516,111	1,486,295
Adjusted to accord with US GAAP
Net income per share (6)(9)
Basic	2.21	1.50	2.11	1.03	1.87	1.79
Diluted	2.13	1.45	2.06	1.04	1.81	1.74
Dividends per ADS (US$) (5) (13)	n/a	6.03	4.12	3.51	3.50	3.62
Dividends as percentage of net income (%) (6)	66.69	45.33	65.59	115.94	61.85	61.25

	Group
	2003	2002	2001	2000	1999
	%	%	%	%	%
Selected financial ratios

Australian GAAP
Average equity (ordinary shareholder funds) to average total assets (excluding statutory funds) (14) (16)	6.9	7.2	7.3	7.3	6.7
Return on average assets (15)	1.0	0.9	0.5	1.1	1.1
Return on equity (average ordinary shareholder funds) (15) (16)	18.3	15.1	9.0	17.3	17.8
Average net interest spread	2.2	2.4	2.3	2.4	2.5
Average net interest margin	2.5	2.7	2.7	2.9	3.0
Gross non-accrual loans to gross loans and acceptances	0.51	0.62	0.75	0.66	0.82
Net impaired assets to equity (parent entity interest)	3.9	4.7	5.2	4.9	6.1
Total provisions for doubtful debts to gross impaired assets	163.4	161.0	160.5	182.5	159.5
Capital - risk asset ratios (17)
Tier 1	7.8	7.8	7.5	6.6	7.8
Tier 2	3.3	3.7	3.9	4.0	2.9
Deductions	(1.4)	(1.3)	(1.2)	(1.3)	(0.3)
Total	9.7	10.2	10.2	9.3	10.4
Ratio of earnings to fixed charges (18)	1.6	1.5	1.3	1.4	1.5
Adjusted to accord with US GAAP
Net income as a percentage of
Average total assets (excluding statutory funds) (6) (14)	1.0	1.0	0.5	1.1	1.0
Average equity (6)	14.8	14.5	7.7	14.6	15.5
Total equity as percentage of total assets (excluding statutory funds) (14)	6.6	6.9	7.0	7.0	7.4
Ratio of earnings to fixed charges (6) (18)	1.3	1.4	1.2	1.4	1.5

	Group
	2003 (1)	2002 (2)	2001(3)	2000 (4)	1999
	$m	$m	$m	$m	$m
Reconciliations of non-GAAP measures (5)
Net profit to cash earnings before significant items reconciliation
Net profit attributable to members of the Company	3,955	3,373	2,083	3,239	2,821
Adjusted for
Net loss/(profit) attributable to outside equity interest - Life insurance business	(16)	6	5	2	(1)
Net (profit) attributable to outside equity interest - other	8	—	—	—	—
Net profit	3,947	3,379	2,088	3,241	2,820
Adjusted for
Net loss/(profit) attributable to outside equity interest - Life insurance business	16	(6)	(5)	(2)	1
Net (profit) attributable to outside equity interest - other	(8)	—	—	—	—
Distributions on other equity instruments	(183)	(187)	(213)	(198)	(74)
Movement in the excess of net market value over net assets of life insurance controlled entities	160	155	(510)	(202)	—
Income tax expense on movement in the excess of net market value over net assets of life insurance controlled entities	40	(3)	177	56	—
Amortisation of goodwill	98	101	167	197	206
Cash earnings	4,070	3,439	1,704	3,092	2,953
Adjusted for
Significant revenue	—	(2,671)	(5,314)	—	—
Significant expense	—	3,266	6,866	204	—
Income tax expense/(benefit) on significant items	—	(189)	384	(68)	—
Cash earnings before significant items	4,070	3,845	3,640	3,228	2,953

EVA® reconciliation
Cash earnings before significant items	4,070	3,845	3,640	3,228	2,953
Adjusted for
Imputation credit value earned	733	622	695	545	431
Net amortisation of prior period significant items	(272)	(243)	(327)	(25)	(25)
Other	(7)	(67)	(127)	(68)	(31)
EVA® net operating profit after tax	4,524	4,157	3,881	3,680	3,328
Capital charge (19)	(2,856)	(2,873)	(2,752)	(2,301)	(1,938)
EVA®	1,668	1,284	1,129	1,379	1,390
Average economic capital (20)	24,849	24,985	23,927	20,178	18,457
Cost of capital (21)	11.50%	11.50%	11.50%	11.40%	10.50%

Average ordinary shareholders funds reconciliation
Total average equity	24,111	23,847	23,427	20,261	17,147
Adjusted for
National Income Securities (average)	(1,945)	(1,945)	(1,945)	(1,945)	(1,945)
Preference Shares (average)	(730)	(730)	(730)	(730)	(730)
Trust Preferred Securities (average)	(5)	—	—	—	—
Outside equity interest (average)	(852)	(68)	(67)	(46)	—
Average ordinary shareholders funds (16)	20,579	21,104	20,685	17,540	14,472

	Group
	2003	2002	2001	2000	1999
Other information
Total staff
Full-time and part-time	45,206	46,642	49,710	51,879	51,566
Full-time equivalent (22)	42,540	43,202	47,597	49,514	46,837

Exchange rates (average and closing per A$1.00)
Average
British pound	0.3824	0.3622	0.3626	0.3902	0.3934
Euro	0.5648	0.5798	0.5880	0.6310	0.5825
United States dollar	0.6125	0.5324	0.5227	0.6102	0.6404
New Zealand dollar	1.1142	1.1992	1.2474	1.2648	1.2012

	Group
	2003	2002	2001	2000	1999
Closing
British pound	0.4072	0.3474	0.3354	0.3710	0.3697
Euro	0.5850	0.5528	0.5393	0.6166	0.6146
United States dollar	0.6804	0.5440	0.4928	0.5427	0.6528
New Zealand dollar	1.1446	1.1565	1.2135	1.3351	1.2589

	Group
	2003	2002	2001	2000	1999
(US$ per A$1.00)
Average (23)	0.6167	0.5329	0.5181	0.6032	0.6385
September 30	0.6797	0.5628	0.4946	0.5415	0.6528

On March 19, 2004 the noon buying rate was US$0.7475 per A$1.00.

	Group 2003
	February	January	December	November	October	September
United States dollar (per A$1.00)
High	0.7979	0.7805	0.7520	0.7238	0.7077	0.6810
Low	0.7566	0.7576	0.7265	0.6986	0.6814	0.6395

(1)                   Translated at the noon buying rate on September 30, 2003 of US$0.6797 = A$1.00.

(2)                   Includes amounts relating to operating assets and operating platform of HomeSide US to February 28, 2002, sold on 1 March 2002, and SR Investment, Inc. (the parent entity of HomeSide US) to September 30, 2002, sold on October 1, 2002.

(3)                   Includes amounts relating to Michigan National Corporation and its controlled entities to March 31, 2001.  The Group sold this entity on April 1, 2001.

(4)                   Includes amounts relating to the MLC group from July 1, 2000.  The Group acquired these entities on June 30, 2000.

(5)                   Dividend amounts for a year represent the final and interim dividend in respect of that year, irrespective of when they are declared, determined and publicly recommended and includes issues under the bonus share plan in lieu of cash and the dividend reinvestment plan.  Dividends and book value per ordinary share and per American Depositary Share (ADS) calculations are based on year-end fully paid equivalent ordinary shares, adjusted for loans and rights issues as appropriate. Dividend payout ratio is based on the dividend amounts for a year by net profit attributable to members of the Company after deducting distributions on other equity instruments.

(6)                   Net income according to US GAAP for 2002, 2001, 2000 and 1999 has been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees” (refer to note 58(g) for additional information).  Where net income is used to calculate a financial ratio, comparative information has been restated for 2002, 2001, 2000 and 1999.

(7)                   The exchangeable capital units of US$1 billion are recorded in this annual financial report at the historical rate of US$0.7922 = A$1.00.

(8)                   Equity instruments incorporate preference shares, National Income Securities and Trust Preferred Securities.

(9)                   Refer to notes 8 and 58 in the financial report for an explanation of earnings per share.

(10)            Refer to page 62 for explanations of ‘non-GAAP financial measures’.

(11)            Total shareholder return measures the growth in the value of the investment in shares, assuming reinvestment of dividends.  The calculation does not take into account taxation of returns nor franking credits.

(12)            EVA ® is a registered trademark of Stern Stewart & Co.

(13)            Dividend amounts are translated into US dollars per ADS (representing five fully paid ordinary shares) at the exchange rate on each of the respective payment dates for interim and final dividends.

(14)            Statutory funds are excluded  given the significant restrictions imposed by life insurance legislation, regulations and the regulators thereunder, on these assets. However, current Australian accounting requirements do not allow for these assets and liabilities to be separated and disclosed separately on the statement of financial position.  Refer to note 2 for detailed discussion of the separation of assets from the Group’s total assets.

(15)            Return represents net profit attributable to members of the Company after deducting for distributions on other equity instruments.

(16)            Average ordinary shareholders funds represents the average of total equity adjusted to exclude National Income Securities, preference shares, Trust Preferred Securities and outside equity interest.

(17)            As defined by Australian Prudential Regulation Authority (refer to ‘capital resources’ on page 43 and ‘regulation of the financial services system’ on page 14).

(18)            For the purpose of calculating these ratios, fixed charges are comprised of interest on all indebtedness including interest on deposits, and one-third of rental charges (which is used to be representative of an interest factor).  Earnings are calculated after all operating and income deductions, except fixed charges, extraordinary items and tax based on profit and are stated before outside equity interest.

(19)            Capital charge is the average economic capital multiplied by the cost of capital.

(20)            Average economic capital is a measure of the amount of capital invested in the Company by shareholders which is based on average ordinary shareholders' funds adjusted for significant items and those items excluded from the calculation of cash earnings (refer to 'non-GAAP financial measures on page 62 for an explanation of significant items and cash earnings).

(21)            Cost of capital is calculated based on the capital asset pricing model.

(22)            Full-time equivalent employees (FTEs) includes part-time staff (pro-rated) and non-payroll FTEs (ie contractors).

(23)            The daily average of the noon buying rates.

Business overview

Introduction

The Group is an international financial services group that provides a comprehensive and integrated range of financial products and services.

The Company traces its history back to the establishment of The National Bank of Australasia in 1858.  National Australia Bank Limited is a public limited company, incorporated on June 23, 1893 in Australia, which is the Company’s main domicile.  Its registered office is 24th floor, 500 Bourke Street, Melbourne, Victoria 3000, Australia.  The Company operates under the requirements of the Banking Act 1959 (Cth) and Corporations Act 2001 (Cth).

Globally, as at September 30, 2003, the Group had:

•                  total assets of $397 billion;

•                  over $73 billion in assets under management and administration;

•                  $311 billion in funds under custody and investment administration; and

•                  7.8 million banking customers and more than 2.8 million wealth management customers.

The Company is the largest financial services institution (by market capitalisation) listed on the stock market of ASX and is within the 30 most profitable financial services organisations in the world (measure: profit; source: Fortune; date: July 2003).

Strategy

The Group’s purpose statement is ‘Growth through excellent relationships’.  This simple yet powerful proposition provides clarity for strategic alignment of the Group.  It recognises that growth is important to shareholders and that the Group’s ability to successfully deliver growth is best achieved by building and maintaining excellent relationships with all stakeholders.

The Group’s vision is that ‘We will be a leading international financial services company which is trusted by you and renowned for getting it right’.  The vision is an aspirational statement that reaffirms the Group’s continued commitment to international growth and reflects an understanding that excellent relationships must be founded on trust and ‘getting things right’.

Underpinning the Group’s strategic intentions are five core strategies:

Deliver solutions that help meet customers’ complete financial needs:

•                  deliver a high quality, consistent customer experience by getting the basics right every time;

•                  build valued relationships by developing a superior understanding of the customers’ needs and their relationship preferences; and

•                  deliver integrated banking and wealth management advice and solutions;

Build and sustain a high performance culture:

•                  recruit, develop and retain people who have the skills and attitude to build excellent relationships and deliver on customer promises;

•                  create an environment which values diversity and encourages people to perform to their full potential; and

•                  measure and reward to drive individual and organisational performance;

Build trusted relationships with all stakeholders:

•                  consider each stakeholder group in a balanced way to inform all decisions and actions;

•                  build trust through consistent behaviour, dialogue, transparency and accountability; and

•                  protect and enhance the reputation of the Group as a responsible corporate citizen;

Build and manage the Group’s portfolio of businesses for strong and sustainable total shareholder return:

•                  pursue sources of sustainable revenue growth in selected markets;

•                  base investment and resource allocation decisions on value to the portfolio; and

•                  manage risk and capital to optimise economic profit; and

Create and leverage strategic assets and capabilities for competitive advantage:

•                  build an organisation based on core capabilities defined around providing advice and solutions for customers; and

•                  capture efficiencies and generate revenue growth by leveraging assets and capabilities within, and between, businesses.

Business operating model

The Group’s operating model is a combination of global and regionally-oriented businesses.  Where managing or transferring core skills or products between geographical markets give the Group a competitive edge, a global management model exists, and where a regional focus is more important to ensure customer alignment, a regional management structure exists.

The Group consists of five lines of business:

•                  Financial Services Australia;

•                  Financial Services Europe;

•                  Financial Services New Zealand;

•                  Corporate & Institutional Banking (formerly Wholesale Financial Services); and

•                  Wealth Management.

These business lines are supported by the following global functions - Finance, Technology, People and Culture, Risk Management, Corporate Development and Office of the CEO.

Introduction to Financial Services

The Group’s Financial Services businesses, or the retailing arms of the Group, provide a range of financial products and services tailored to the needs of their customers.

The regional structure of these businesses enables broader authority and more control over distribution, products and services.  Each region is managed separately with a distinct focus – Financial Services Australia, Financial Services Europe and Financial Services New Zealand.

The Financial Services businesses in each region are structured to provide customers with solutions to all their retail financial needs.  In each region, the Financial Services businesses have six core business units – Business, Personal, Agribusiness, Cards, Payments and Asset Finance and Fleet Management – supported by the specialist units of Marketing, Channel and Process Optimisation, and Customer Service and Operations (formerly Shared Services).  The operations of each of these business units are outlined below.

Business

Business provides financial solutions to its customers, which range from sole traders to multi-national businesses.  Business provides its customers with access to the broad range of products and services of the Group.

Personal

Personal supports both retail, premium and private customers, with a strong focus on financial solutions to meet all its customers’ personal financial needs.

Agribusiness

Agribusiness is dedicated to serving the agricultural sector and concentrates solely on meeting the needs of primary producers, service providers to agriculture and processors of agricultural produce.  With this focus, Agribusiness has a strong understanding of the financial needs of agricultural business.

Cards

Cards manages the business and personal debit and credit card requirements of customers.

Payments

Payments is responsible for the processing and completion of payment transactions and the development of payment processes and systems, particularly in e-commerce.

Asset Finance and Fleet Management

Asset Finance and Fleet Management specialises in plant, equipment and motor vehicle leasing, as well as the broader area of fleet management.

Marketing

Marketing represents the centralisation of marketing and product development functions within the retailing operations in each region.

Channel and Process Optimisation

Channel and Process Optimisation is responsible for all the electronic delivery channels, quality delivery of retail products and services and process efficiencies within the retail operations.

Customer Service and Operations

Customer Service and Operations (formerly Shared Services) enables the Group to more readily take an end-to-end perspective on what it does and to give greater control over the services provided to meet the needs of local customers more effectively.  It comprises the following operational services – Collections, Corporate Real Estate, Lending Services, Strategic Sourcing and Transaction Business Services and Finance.  Within Customer Services and Operations, the Group undertakes a number of specialised business activities through its controlled entities and its business units.  These include a property owning company, NBA Properties Limited, which, with its subsidiary companies, is primarily an owner of the business-related properties of the Group.

Financial Services Australia

Financial Services Australia is the Australian retailing arm of the Group that provides financial solutions that meet the financial needs of its 3.4 million customers in Australia.

At September 30, 2003, Financial Services Australia had 17,233 full-time equivalent employees.

The vision for Financial Services Australia is to better serve the financial needs of customers as they change over time and to allow them to meet their life goals.  Delivering this vision means working very closely with Wealth Management and Corporate & Institutional Banking to ensure customers’ needs are identified and met and the right financial solution is provided every time.

Identifying and meeting customers’ needs is of paramount importance to Financial Services Australia.  This is achieved through the physical distribution network, electronic channels and a strong relationship management philosophy, all underpinned by a comprehensive customer relationship management (CRM) system.

Financial Services Australia’s customer obsession means time is taken to have quality conversations with customers, build trusted relationships, assist them in identifying their financial needs and provide the right solution.

Financial Services Australia’s extensive physical distribution operates to service customers at a location convenient to them.  At September 30, 2003 there were 20 integrated financial service centres (catering for all customers’ financial advice needs), 192 business banking centres, 109 agribusiness locations, 790 branches, and over 3,000 Australia Post outlets.

The array of financial solutions available to customers includes a range of deposit and lending products, financial planning, credit cards, payment facilities, leasing, asset finance and transaction accounts.  In addition, Wealth Management and Corporate & Institutional Banking products and services are available such as treasury, equity finance, custodian services, superannuation, insurance and investment solutions.

Financial Services Australia’s electronic distribution provides customers with the choice to meet their financial needs when they want via the internet, over the telephone, through one of 1,700 ATMs or through an extensive network of point of sale (EFTPOS) terminals at September 30, 2003.  There were also over 900,000 registered internet banking customers.  Only 8% of all transactions (by volume) are now carried out through the branch network, reflecting changing customer preferences.

Financial Services Australia’s relationship management philosophy is encapsulated in the Group’s purpose statement (refer to ‘strategy’ on prior page) and the objective: ‘to be the financial service provider that Australians’ trust to meet their needs’.  This supports an integrated financial services model as Business, Personal and Agribusiness bankers work closely with Wealth Management and Corporate & Institutional Banking to identify and meet the life goals of customers.

Financial Services Australia has the largest market share of business lending (excluding agribusiness) (measure: credit outstandings; source: TNS; date: September 2003) which is the result of initiatives over a number of years, centred on the relationship management model.

Initiatives have included the development of Business and Agribusiness banking teams with specialist knowledge and an understanding of the financial needs of customers.  For premium personal customers, Financial Services Australia has a relationship management philosophy where each customer has a personal banker to manage their needs.  Specialists, such as financial advisers and estate planners, are introduced to meet more complex needs.

A comprehensive CRM system underpins the physical and electronic distribution channels and the relationship management philosophy.

This CRM system has the capability to record and integrate a substantial proportion of customer interactions, which enables better knowledge of customers’ preferences and future financial needs.  Analytical capabilities allow this knowledge to be used to identify customer needs and provide leads and information to bankers and financial planners to pro-actively contact customers to meet those needs.

Refer to page 31 for detailed information of the financial performance of Financial Services Australia.

Financial Services Europe

Financial Services Europe is the European retailing arm of the Group that provides financial solutions to meet the needs of its 3.4 million customers in the UK and Ireland.

At September 30, 2003, Financial Services Europe had 11,423 full-time equivalent employees.

The Group’s retailing activities in Europe (UK and Ireland) operate under four brands.  The Group’s regional banks are Clydesdale Bank in Scotland, Yorkshire Bank in Northern England, Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland.  Each bank offers a broad range of financial services to both retail and business customers.  Supporting these services are the products provided by Wealth Management and Corporate & Institutional Banking, offering customers a further range of financial solutions.

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

Northern Bank is one of the largest banks in Northern Ireland (measure: main current accounts, source: MORI, date: March 2003), and over recent years has expanded its profile in the consumer segment.

National Irish Bank’s primary strength is in the consumer segment.  It has continued to grow consumer lending despite the slowing economy of the Republic of Ireland.

The focus of Financial Services Europe has been to grow the business and consumer segments by implementing relationship management models, which have been successfully adopted elsewhere in the Group.  This is supported by the introduction of innovative products and services (such as Rapid Repay mortgages), and continued investment in alternative channels to assist customers by extending the range of channels with which they can choose to manage their financial affairs.  The 2003 year saw the commencement of the heavy investment in tools, resources and people that will help achieve further organic growth in an intensely competitive market.  This strategy is based on three complementary objectives:

•                  growth – not merely for its own sake, but to enable the provision of a tailored approach to the provision of financial services to more customers, across a wider area and at competitive prices;

•                  efficiency – to help deliver the range of financial services rapidly, flexibly and accurately; and

•                  quality – to ensure that everything matches or exceeds the standards that customers demand and to ensure that the needs of customers are at the forefront of the operations.

At September 30, 2003, there were 756, outlets including 125 business banking centres and premium outlets.  These are supported by two customer contact centres, internet facilities and 1,195 ATMs.  This distribution network allows customers full choice in their transaction of business.  During 2003, growth in electronic transactions increased threefold compared with over the counter transactions.  Customers carried out more than 159 million transactions using the ATM network, 18.0 million using internet banking, 3.8 million using the customer contact centres and 8.6 million using the interactive voice-recognition service.

Investment has been made in four new flagship banking centres in Liverpool, Bristol, Reading and Southampton, providing a single, integrated resource covering the financial aspects of business.  Developed primarily for business customers, each centre provides access to a relationship manager who acts as day-to-day contact in a way that aims to create a valued partnership between the bank and the customer.

Investment has also been made in the branch network with a continuing program of upgrades and improvements.  To reduce the need to queue at busy times, customers now have a range of in-branch quick service options for withdrawing or depositing cash and cheques.  Some branches are open for longer hours, including Saturdays.  The 24 hour interactive voice-recognition service enables customers to check their balance, obtain a statement or review recent transactions.

A new front end system is being implemented to provide a more efficient platform for sales and servicing.  By capturing all the relevant information at the point of contact with the customer, and having it flow directly through the new back office processing system, more accurate and timely decisions can be made.  This enables better service to customers, more efficient processing for the banks, and the opportunity to grow market share.

Refer to page 31 for detailed information of the financial performance of Financial Services Europe.

Financial Services New Zealand

Financial Services New Zealand is the New Zealand retailing arm of the Group that provides financial solutions to meet the needs of its more than 970,000 customers in New Zealand at September 30, 2003.

At September 30, 2003, Financial Services New Zealand had 4,257 full-time equivalent employees.

The Group’s retailing activities in New Zealand operate under the Bank of New Zealand (‘BNZ’) brand.

BNZ was acquired by the Group in 1992.  BNZ has a strong brand position in the New Zealand market with comprehensive coverage across the country.  It offers a range of financial services and is one of the largest financial service providers in New Zealand.  BNZ enjoys a strong position in the cards market with innovative solutions including GlobalPlus (measure: outstandings, source: Internal data and Reserve Bank of New Zealand, date: September 2003).

Continued growth is being driven through BNZ’s CRM strategy called TOPS.  TOPS is a computer-based system that notifies staff of trigger events from customer transactional activity and milestone attainment, resulting in customers being contacted by BNZ at a time when they need it.  The system has been developed from the Group’s CRM platform.

The ongoing enhancement of the physical distribution network, coupled with improved technology, automation and functionality through electronic and remote channels, continues to be a core strategy.  BNZ’s vision is to provide customers with tailored financial solutions, which are deliverable through a range of convenient and cost-effective channels.

The distribution network at September 30, 2003 comprised of 178 outlets including 14 business banking centres, 391 ATMs, and shared access to an extensive nationwide EFTPOS network.  BNZ also has well-established telephone banking capabilities, in addition to its internet banking service catering for more than 150,000 active users (being users over the last six months of the 2003 year).

BNZ has commenced the introduction of the Integrated Systems Implementation (‘ISI program’).  The ISI program is a multi-staged project designed to provide the Group with a common global enterprise resource planning system across all lines of operations.  During the year, BNZ had a successful roll-out of the ISI program for the human resources, procurement and financial modules.  As a result, this has improved administration processes.

Refer to page 32 for detailed information of the financial performance of Financial Services New Zealand.

Corporate & Institutional Banking

Corporate & Institutional Banking (formerly Wholesale Financial Services) manages the Group’s relationships with large corporations, banks, financial institutions, supranationals (such as development banks) and government bodies.  With operations in Australia, Europe, New Zealand, New York and Asia (Hong Kong, Singapore, Seoul and Tokyo), Corporate & Institutional Banking has dedicated leadership teams to provide local, accessible senior management for customers.

At September 30, 2003, Corporate & Institutional Banking had 2,612 full-time equivalent employees.

Corporate & Institutional Banking provides debt financing, risk management and investor services and products.  It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance, National Custodian Services, Transactional Solutions and a Services unit.

It embraces the Group’s purpose statement of ‘Growth through excellent relationships’ by devoting considerable resources to understanding the needs of customers, and to deliver first-class solutions that exceed their expectations.

Corporate Banking

Corporate Banking is responsible for the Group’s relationships with large corporations and provides corporate lending products and other financing solutions.  Customer teams are selected to provide the appropriate blend of relationship management, industry knowledge and product skills.

Customer coverage is structured along industry segment lines to promote specialist knowledge and understanding.  There are five major industry segments: consumer goods and services; telecommunications, media and technology; industrials, materials and health care; energy and utilities; and property and construction finance.

Financial Institutions

Financial Institutions manages the Group’s relationships with banks, other financial institutions (insurance and fund managers), supranationals and government bodies which includes the Group’s correspondent banking relationships.

Markets

Markets focuses on traded products and risk management solutions.

It provides foreign exchange, money market, commodities and derivatives products globally through a dedicated 24 hour dealing capability.  These products assist both Corporate & Institutional Banking’s customers and the Group’s small and medium business customers to manage their diverse financial risks.

Markets is active in the debt capital markets, securitisation and loan syndications markets, helping customers to diversify their financing arrangements and supplying investors with access to a variety of asset classes.

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

National Custodian Services

National Custodian Services provides custody and related services to foreign institutions, superannuation funds, government bodies, fund managers, insurance companies and other entities within Australia, New Zealand and Great Britain.

The key products offered include sub-custody, global custody, master custody, investment administration outsourcing, trustee services (Great Britain only), securities lending and cash deposit facilities.

The Company, through National Custodian Services, is one of the largest custodian banks in Australia (measure: assets under custody and administration, source: Australian Custodial Services Association, date: June 2003).  Globally, National Custodian Services had assets under custody and administration of $302 billion at September 30, 2003.

On June 6, 2003, the Company entered into an agreement to purchase custody contracts of customers of Commonwealth Custodial Services Limited and Commonwealth Bank of Australia by way of novation, subject to the approval of customers.  The purchase provides National Custodian Services greater presence in the Australian market.

Transactional Solutions

Transactional Solutions provides a range of products and services including cash management, e-commerce, merchant facilities, liquidity management and international payment services.

Customers have access to a committed team that includes a specialist implementation manager, a transactional manager and a dedicated contact person.

Services

Services are responsible for the management of the operating platform for Corporate & Institutional Banking, including technology, operations and marketing.  These key areas have two regional hubs (Australia and Europe) to promote efficiency, optimise future investment and provide common product capability across five geographic regions.

Refer to page 32 for detailed information of the financial performance of Corporate & Institutional Banking.

Wealth Management

Wealth Management works closely with Financial Services and Corporate & Institutional Banking to ensure that customers receive an integrated financial services experience.  This involves identifying customer needs as they change over time and providing access to the wide range of services and solutions that the Group offers.

Wealth Management partners with financial advisers to provide quality financial planning services and a range of wealth creation, wealth protection, banking, superannuation and retirement solutions to build and protect customers’ wealth throughout their lives.  It also provides corporate and institutional customers with outsourced investment, superannuation and employee benefit solutions.  It comprises four main business activities – Investments, Insurance, Advice Solutions and Private Bank.

At September 30, 2003 it manages $73.1 billion on behalf of more than 2.8 million retail and corporate customers in Australia, Europe, Asia and New Zealand.  In its core Australian market, as at June 30, 2003, it held the largest share of the total retail life insurance market (excluding re-insurers) with a 14.7% share of in force premiums and a 16.5% share of annual new business premiums (source: DEXX&R; date: June 30, 2003). At the same time, it was ranked as the number one provider of retail investment platforms (master funds and wraps) with a 19.2% market share (measure: market share; source: Assirt; date: June 30, 2003).

As at September 30, 2003 Wealth Management employed 6,174 full-time equivalent employees.

It is the fourth largest manager of managers organisation in the world (measure: assets under management, source: Cerulli, The Global Multimanager and Mutual Fund Subadvisory Markets 2003 report), using the MLC investment process introduced into the Australian marketplace in 1986.

Through its business relationships with financial advisers, it is focused on assisting customers to meet their financial and lifestyle goals.  The financial adviser network is large, including more than 3,200 aligned and salaried advisers and relationships with more than 1,600 external advisers at September 30, 2003.

Investment in the business has continued with a number of enhancements to financial planning tools, investment platforms and reporting and service capabilities in the Australian market.  This aims to position Wealth Management as the partner of choice for financial advisers and a leading provider of quality advice.

Internationally it is growing its competitive advantage by leveraging core capabilities that the business has developed in Australia into the European and Asian markets.  In the UK, a new business initiative (Pivotal) was launched during the year to introduce its manager of managers capability to financial advisers in that market.  Its advice capability has also been expanded in Hong Kong, as well as through China with the expected opening of a representative office in late calendar 2003.

Investments

Investments incorporates the following business activities:

•                  investment platforms, covering investments, superannuation and retirement solutions for retail customers.  This incorporates investment choices ranging from fully implemented solutions for customers utilising the manager of managers capability to fully discretionary options where the customer and financial adviser direct investments to the offering(s) of their choice.  All of these platforms provide reporting and administration services;

•                  investment, superannuation and employee benefit solutions for corporate and institutional customers; and

•                  asset management, providing investment management advisory services including research, selection and monitoring of investment managers under a multi-manager, multi-style approach that underpins Wealth Management’s investment offerings.

Insurance

Insurance includes:

•                  life insurance, income protection and other risk insurance cover for retail customers in Australia, New Zealand and Asia;

•                  life insurance services in the UK.  Since late September 2003, these services have been provided as life insurance agency services, and the Group sold its UK-incorporated life insurance company, National Australia Life Company Limited, on December 31, 2003;

•                  general insurance agency services (incorporating home and contents, motor vehicle, loan protection, credit card and other general insurance cover) for retail customers in Australia and the UK; and

•                  group life insurance for corporate, club or business customers to enable life insurance policies to be incorporated as part of employee entitlements.

Advice Solutions

Advice Solutions provides the financial planning tools and support services required by financial advisers to assist customers to meet their financial and lifestyle goals, including:

•                  business development and consulting services to assist advisers to operate their financial planning businesses;

•                  marketing, business and customer management tools and processes;

•                  technology, research and technical support to advisers, including paraplanning and quality review services; and

•                  recruitment, education and development of advisers and their support staff, including quality advice programs.

Private Bank

Private Bank provides financial services to high net worth individuals, including banking, financial planning, superannuation, and access to taxation, estate planning and special expatriate services through business partners.

Refer to page 32 for detailed information of the financial performance of Wealth Management.

Other

Support functions

The Group’s support functions focus on strategic and policy direction for the Group and incorporate the following units: Finance, Technology, People and Culture, Risk Management, Corporate Development and Office of the CEO.  While these support functions are organised on a global basis, many of their operations are integrated within the Group’s business lines and their contribution to the Group is reported within the results of those businesses.

Sale of HomeSide US

The sale of the operating assets and platform of HomeSide US to Washington Mutual Bank, FA. was completed on March 1, 2002, in accordance with the agreement reached on December 12, 2001.  Under the terms of the sale, the Group received cash of $2,299 million (US$1,184 million) for the operating assets, which consisted primarily of  $2,081 million (US$1,072 million) in warehouse and pipeline mortgage loans.  After allowing for transaction costs and triggered costs, primarily employee liabilities, a loss (after tax) of $19 million (US$10 million) was recorded by the Group.

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA.  Controlled entities other than HomeSide US were excluded from the sale.  The assets and liabilities of SR Investment, Inc. and its controlled entities’ were included in the Group’s financial position up to and including the year ended September 30, 2002 and their results were included in the Group’s financial performance up to and including the year ended September 30, 2002.  The Group received proceeds on sale of $2,671 million (US$1,453 million) for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs and income tax.  This result was included in the Group’s financial performance for the year ended September 30, 2002.

Competition

The Australian financial system is characterised by a large number of traditional and new players and well-developed equity and, more recently, corporate bond markets.  There are four major national banks (including the Company) and many other financial conglomerates with national operations offering a complete range of financial services, as well as a number of smaller regional institutions and niche players.  Mutual societies have been a force in the Australian financial system, although many have demutualised over the past several years to capture capital-related and other competitive advantages.  These institutions have also widened their portfolio of products and services from insurance, investments and superannuation (pensions) to compete in the markets traditionally serviced by banks.  Competition also comes from numerous Australian and, in many cases, international non-bank financial intermediaries including investment/merchant banks, specialist retail and wholesale fund managers, building societies, credit unions and finance companies.  More recently, product and functional specialists have also emerged as important players in the household and business mortgage, credit card and other payment services markets.  The rapid development and acceptance of the internet and other technologies have increased competition in the financial services market and improved choice and convenience for customers.

These forces are evident across all of the Group’s businesses in each of its geographic markets.  Within the broader financial services industry, increased competition has led to a reduction in operating margins only partly offset by fees and other non-interest income and increased efficiencies.  The latter has been largely achieved through greater investment in new technologies for processing, manufacturing and retailing products and services.  These trends towards increasingly contestable markets offering improved access, wider choice and lower prices are expected to continue in the future.

In a number of countries, regulatory authorities have reviewed competition issues, including the UK Competition Commission with regard to small business banking, the Reserve Bank of Australia (RBA) and the Australian Competition Commission (ACCC) with regard to the payments system (refer to ‘payment system reforms in Australia’ on page 16), and the review of the Trade Practices Act 1974 (Cth) conducted by an Australian Commonwealth Government appointed committee chaired by Sir Daryl Dawson.

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

As a result of the Commission’s proposals, the four largest clearing banks operating in England were required to comply with a pricing remedy from January 1, 2003.  The four largest clearing banks were singled out as they were not only considered to be acting as part of a complex monopoly, but were considered to be acting against the public interest.  This remedy has resulted in these banks offering their small to medium enterprise banking market customers a more competitive proposition.  It is still too early to gauge the impact of these changes on the Group’s UK operations.

In 2003, the UK Office of Fair Trading also obtained further undertakings from the eight main banking groups, including Clydesdale Bank and Northern Bank, relating to the time it takes for small to medium entreprises to switch their main bank accounts to other lenders.  The banks must report their performance against targets effective January 1, 2004.

The committee chaired by Sir Daryl Dawson reviewing the Trade Practices Act 1974 (Cth) reported its findings on April 16, 2003.  At the time of this report, the Australian Commonwealth Government was yet to introduce enabling legislation.

The recommendations of this review focused on six key areas: mergers and acquisitions, joint ventures, authorisation, third line forcing, ACCC powers and ACCC accountability.  The Group supports a number of the committee’s recommendations as these will provide greater flexibility and accountability in the merger approval process, provide more certainty in respect of pro-competitive joint ventures and simplify the regulatory process for industry reform.

Regulation of the financial services system

Australia

The Australian Prudential Regulatory Authority (APRA) is the prudential regulator of Australian authorised deposit-taking institutions (referred to as ADIs, which comprise banks, building societies, and credit unions) as well as insurance companies, superannuation funds and friendly societies.

The RBA has overall responsibility for monetary policy, financial system stability and, through a Payments System Board, payment system regulation including the operations of Australia’s real-time gross settlement system.

The Australian Securities and Investments Commission (ASIC) and the ACCC have responsibility for certain consumer protection measures.  ASIC has primary responsibility for market integrity and disclosure issues.

The Banking Act 1959 (Cth) allows APRA to issue prudential standards that, if breached, can trigger legally enforceable directions.  While existing prudential standards (see below) require an ADI to inform APRA of breaches of prudential requirements and of any materially adverse events (whether in respect of an ADI in a group or the overall group containing that ADI), recent amendments to the Banking Act 1959 (Cth) bring these requirements into law.  The proposed amendments also make provision for the application of ‘fit and proper’ tests for directors and senior management of ADIs.

APRA’s prudential framework for ADIs and groups containing ADIs includes prudential standards covering liquidity, credit quality, market risk, capital adequacy, audit and related arrangements, large exposures, associations with related entities and group risk management, outsourcing, funds management and securitisation, and risk management of credit card activities.  APRA is reviewing board composition, fit and proper requirements and other issues relating to ADIs.  This will involve the issue of draft prudential standards in the future.

APRA carries the responsibility for depositor protection in relation to the ADIs it supervises.  To achieve this, it has strong and defined powers to direct the activities of an ADI in the interests of depositors or when an ADI has contravened its prudential framework.  These ‘direction powers’ enable APRA to impose correcting action without assuming control.

APRA requires banks to provide regular reports covering a broad range of information, including financial and statistical data relating to their financial position and prudential matters.  APRA gives special attention to capital adequacy (refer to ‘capital adequacy’ on page 44 for current details), sustainability of earnings, loan loss experience, liquidity, concentration of risks, potential exposures through equity investments, funds management and securitisation activities, and international banking operations.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective on-site visits by specialist teams to overview discrete areas of banks’ operations.  These include asset quality, balance sheet interest rate risk management, market risk and operational risk reviews and formal meetings with banks’ senior management and external auditors.

APRA has also formalised a consultative relationship with each bank’s external auditor at the agreement of the banks.

The external auditors provide additional assurance to APRA that prudential standards agreed with the banks are being observed, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas selected at the annual meeting between the bank, its external auditors and APRA.  In addition, each bank’s chief executive officer attests to the adequacy and operating effectiveness of the bank’s management systems to control exposures and limit risks to prudent levels.

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

Wealth Management is regulated by both ASIC and APRA.  ASIC administers legislation relating to Wealth Management’s key financial services, including managed investments, superannuation, retirement income streams and insurance.  Its role is to ensure industry participants comply with legislation, while promoting fair, confident and informed participation in the Australian market by investors and consumers.  APRA provides prudential regulation, through the oversight of approved trustees of superannuation funds.

Non-Australian jurisdictions

APRA, under the international Basel framework, assumes the role of  ‘home banking supervisor’ and maintains an active interest in overseeing the operations of the Group, including its offshore branches and subsidiaries.

The Group’s branches and banking subsidiaries in Europe (UK and Republic of Ireland) are subject to supervision by the Financial Services Authority (FSA) and the Irish Financial Services Regulatory Authority, respectively.  The Group’s banking subsidiary in New Zealand is subject to supervision by the Reserve Bank of New Zealand (RBNZ).  Branch operations in the US are subject to supervision by the Office of the Comptroller of the Currency.

In the UK and the Republic of Ireland, the local regulatory frameworks are broadly similar to those in force in Australia.  Each of the banking regulatory authorities in these countries has introduced risk-based capital adequacy guidelines in accordance with the framework developed by the Basel Committee on Banking Supervision.

The emphasis of RBNZ’s regulatory approach is primarily on enhanced disclosure and directors’ attestations to key matters.  Under conditions of registration, banks are required to comply with minimum prudential and capital adequacy requirements.  RBNZ monitors banks’ financial condition and conditions of registration, off-site, principally on the basis of published disclosure statements.

In the UK, Wealth Management is regulated by the FSA, which is responsible for maintaining market confidence, promoting public awareness, protecting customers and reducing financial crime.  In other offshore areas of banking and wealth management activity, the Group is subject to the operating requirements of relevant local regulatory authorities.

Changing regulatory environment

Both within the financial services industry and more generally, businesses are working within a changing regulatory environment.  There is a heightened emphasis on corporate governance, disclosure, accounting practices and audit oversight.

In addition to these legislative requirements, regulators are taking a more pro-active approach to regulation, monitoring and enforcement.

Other areas are also the subject of substantial regulatory change.  In most countries in which the Group operates, measures have been adopted to restrict the financial capacity of terrorists and their organisations, and to combat use of the financial system for money laundering.  International standards for determining capital adequacy are changing under the Basel II Capital Accord.  The regulation of the Australian financial sector has recently been significantly altered by the Financial Services Reform Act 2001 (Cth), and the Australian Bankers Association recently released a revised Code of Banking Practice, which has been adopted by the Group.  There has also been a sustained regulatory emphasis within Australia and elsewhere on privacy and the use of customer information.

In response to these and other new legislative and regulatory requirements, the Group has established initiatives to implement compliant business processes with particular focus on improving the customer experience.

The Group continues to develop its business practices and systems for the detection and prevention of payments that may involve prescribed terrorists or money laundering.

In July 2003, the Group formally applied to ASIC for its new Australian financial services licences.  The Group’s Australian operations are operating under 19 licences representing the wide variety of financial services that it offers.  The Group has entered into the new regulatory regime from December 1, 2003, ahead of the conclusion of the industry transition period of March 11, 2004.

In August 2003, the Group’s Australian banking operations adopted the revised Code of Banking Practice which brings a series of major benefits for consumers and small business customers that improves service through defined principles of conduct, disclosure and standards of service.

The revised Code builds upon the earlier version (1993) and includes new provisions for small business customers, prospective guarantors, customers experiencing hardship, direct debit cancellation, and credit card charge-backs.

On January 16,  2004 the Australian Commonwealth Government announced major reforms to its anti-money laundering program in line with new international standards.  The proposed reforms will significantly impact the Group's Australian banking and financial services operations.  An issues paper has been released by the Government and the Group will be providing input to the requirements.

The Group manages its regulatory obligations within a global compliance framework.  It intends to maintain standards of compliance within the changing regulatory environment and has mechanisms in place to address the current regulatory developments impacting on the Group.

On October 8, 2003, the Australian Commonwealth Government released its Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Bill for public consultation.  The underlying objective of the draft legislation is to improve the operation of financial markets by promoting transparency, accountability and shareholder rights and improving the overall regulatory framework for external auditors.  The legislation, when enacted, is not expected to have a material impact on the financial condition of the Group.

Refer to page 63 for detailed information on the corporate governance regulatory environment.

Basel II Capital Accord

In 1988, the Bank for International Settlements (BIS) developed the Basel Capital Accord that sets out international benchmarks for assessing banks’ capital adequacy requirements.  In response to recent changes in banking practices, BIS reviewed the Basel Capital Accord and released new measures known as the Basel II Capital Accord  (Basel II).

APRA has indicated support for Basel II and announced an intention to implement it in Australia.  It is expected that Basel II will be operational in 2007, with a parallel run of existing and new standards in the 2006 calendar year.

Basel II proposes changes in the formula used to measure banks’ minimum capital requirements with various levels of complexity.  The three pillars set out by Basel II are:

•                  minimum capital requirements;

•                  supervisory review; and

•                  public disclosure.

The Group periodically reviews its risk management framework and Basel II provides the Group with an opportunity to revisit these frameworks.  The Group’s approach is to invest in risk management systems where appropriate business improvements can be achieved.

The Group is committed to the implementation of Basel II and has a program underway to evaluate the approach the Group will undertake and assess the areas of impact on the Group.  These areas of impact are expected to include the Group’s risk management processes and public disclosure of the Group’s risk profile.

APRA is due to release Basel II prudential standards in the first quarter of the 2004 calendar year.  The Group continues to monitor these developments and will work with its key regulators in Australia and overseas to ensure that the Group’s Basel II program aligns with their regulatory requirements.

International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that for financial reporting periods beginning on or after January 1, 2005 all entities reporting under the Corporations Act 2001 (Cth) will be required to comply with accounting standards equivalent to those set by the International Accounting Standards Board.  These standards are referred to as International Financial Reporting Standards (IFRS).

The Group will be required to adopt these standards for the financial year commencing October 1, 2005.  The Group is committed to the implementation of IFRS.  The Group continues to evaluate the areas most impacted by adoption of IFRS and the associated technology requirements.  IFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s financial performance.  Hedge accounting will be a major area of activity affected by the proposed changes, together with life insurance accounting.  Several important IFRS, including standards on hedging and life insurance accounting, are not yet finalised and as a consequence it is difficult to assess the full impact of the changes upon the Group’s financial performance and financial position as well as the necessary technology requirements at this time.

A full suite of IFRS equivalent standards to be applied by Australian reporting entities for reporting periods beginning on or after January 1, 2005 is expected to be published by AASB around April 2004.  The Group continues to monitor these developments.

A project team was assembled to undertake an assessment of overlaps between IFRS and Basel II, as well as the joint impact upon technology.  These overlaps have been identified and reported to executive management.

Australian tax consolidation regime

Under income tax legislation that has now been enacted (tax consolidation regime), Australian resident entities of a corporate group may be taxed as a single taxpayer from July 1, 2002.  The tax consolidation regime only applies to corporate groups that make an election to consolidate for income tax purposes.  The decision by a corporate group to elect to be treated as a single taxpayer for income tax purposes can only be made by the ultimate Australian parent entity of that corporate group.

On such an election, the consolidated group would comprise the ultimate Australian parent entity and all of its wholly-owned Australian resident controlled entities (tax consolidated group).  Further, when that election is made, the ultimate Australian parent entity must nominate the date from which the tax consolidated group should be taxed as a single taxpayer.  Subject to certain limitations, this date may be retrospective.

At this time, the Company (as the ultimate Australian parent entity of the Group) has not made this election.  However, the Company has resolved to make the election to form a tax consolidated group and be taxed as a single taxpayer from October 1, 2002.  The election must be made no later than the date on which it is required to lodge its tax return for the year ended September 30, 2003 (currently no later than April 15, 2004).

Refer to the ‘report on directors and officers - events subsequent to balance date’ on page 74 for further details.

Payment system reforms in Australia

The first stage of the RBA’s reforms on the credit card payment system in Australia was introduced this year, providing merchants with the ability to charge an additional fee for credit card transactions.  The Group has not noticed any material impact from this change.

The second stage of the credit card reforms, effective October 31, 2003, introduced a new cost-based approach to calculating interchange fees.  Interchange fees are wholesale fees that banks pay one another.  The cost-based approach has significantly reduced interchange fees; however, the impact on revenues and expenses of the Group should be partly mitigated by a number of strategic decisions undertaken.

The third stage of the credit card reforms has also been introduced and allow’s non-banks to issue and acquire credit cards according to the guidelines set by APRA.

Two other payment systems reforms initiated by the RBA relate to EFTPOS and ATM interchange fee arrangements.

The ACCC has authorised a proposal from the EFTPOS industry group comprising banks, building societies and credit unions (of which the Company is a member) to reduce interchange fees on EFTPOS transactions in Australia to zero.  While the ACCC has granted approval, a number of parties have lodged objections and the proposal is to be heard by the Australian Competition Tribunal.  There has not yet been a decision regarding implementation or timing.

The Group is also part of another industry working group, comprising banks, building societies, credit unions and ATM operators, which intends to lodge an authorisation application outlining proposed reforms to ATM interchange fees and access with the ACCC.

Organisational structure

National Australia Bank Limited is the holding company for the Group, as well as the main operating company.  During 2003, the Company had seven wholly-owned main operating subsidiaries: Bank of New Zealand, Clydesdale Bank PLC, MLC Limited, National Australia Financial Management Limited, National Irish Bank Limited, Northern Bank Limited and Yorkshire Bank PLC.

There were no prinicipal acquisitions or divestments from October 1, 2003 to March 25, 2004.

Refer to note 44 in the financial report for details of the principal controlled entities of the Group.

Description of property

The Group operates around 2,092 outlets and offices worldwide, of which 49% are in Australia, with the largest proportion of the remainder being in the UK.  Approximately 19% of the 2,092 outlets and offices are owned directly by the Group, with the remainder being held under commercial leases.

The Group’s premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and foreseeable future requirements.

Certain legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.

On August 29, 2003, a civil class action complaint was filed in the US District Court, Southern District of New York, against the Group and others for alleged violations of the US federal securities law relating primarily to disclosure concerning the valuation of the mortgage servicing rights held by HomeSide US (sold in October 2002).  The complaint failed to specify any quantum of damages.  The plaintiffs in the complaint filed their consolidated amended class action complaint on March 11, 2004.  The court is expected to rule as the motion to dismiss later in the calendar year 2004.

The Group does not consider that the outcome of any proceedings, either individually or in aggregate, is likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

Subsequent to September 30, 2003 the Company has received a voluntary document request from the SEC in the US as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to auditor independence (refer below).  In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities including the foreign currency options trading matter (refer to the Report on the directors and officers – events subsequent to balance date page 74) and HomeSide US.

For further information on contingent liabilities of the Group, refer to note 45 in the financial report.

Certain services provided by the external auditor – matters related to independence

The Company is subject to both Australian and US auditor independence rules. The US rules apply to the Company as it is a registrant and files reports with the US SEC.

From time to time the Company engages major accounting firms to furnish employees to supplement its own staff in performing reviews of loans categorised as requiring management by the Company’s credit restructuring unit in Australia.  The Company has no centralised method to identify such employees, however since October 2003 it has been identified that, at different times during the years ended September 30, 2001, 2002 and 2003, seven employees of the Company’s outside auditor, KPMG Australia (and one of its affiliated overseas firms) (‘KPMG’), from its Corporate Recovery Services group, provided certain non-audit services to the Company’s credit restructuring unit.  Each of these employees may have performed initial reviews to determine whether a loan file should be categorised as requiring management by the credit restructuring unit (a ‘categorised loan’).  Six of these employees also provided review services in respect of categorised loans.

These loan review services on categorised loans consisted primarily of reviewing files relating to selected problem loans and approving (either individually or jointly with another colleague of at least the same seniority) credit analyses or credit actions on those loans, including approvals or joint approvals regarding loan loss provisions.  These approvals or joint approvals were subsequently overviewed by a more senior person within the organisation.  For a period of approximately five weeks in 2002, one of the KPMG employees was undertaking functions that included the overview of approvals made by more junior persons.

On occasions, up to six of the KPMG employees also communicated about these matters, in the name of the Company, with some debtors.  In addition, some of the KPMG employees that provided these services were temporarily assigned titles by the Company and, in some instances, were provided business cards.  No such services have been provided by KPMG employees from around October 1, 2003.

Information to identify the fact that a KPMG employee worked on any particular loan file is not maintained by the Company in any centralised system.  Accordingly, it is not possible to precisely determine the amount of loan files worked on by KPMG employees, nor the associated specific provision for doubtful debts or non-accrual amount in the Group’s financial statements.  To provide some context for the scale of the activities undertaken by KPMG employees, monthly status reports prepared by the credit restructuring unit have been used to identify loan files allocated to KPMG employees.  Because these reports were originally prepared for a different purpose (ie workflow management), they do not identify all relevant files (for example due to informal reassignment of the loan file to another reviewer), and several reports have not been retained.  Also, the reports do not identify instances where a KPMG employee acted as a joint approver of loan actions or where a KPMG employee undertook preliminary review work to determine whether a loan file should be considered a categorised loan.  The loan files identified in these management reports, and some additional files identified through other means as having been allocated to the KPMG employees, are referred to as the ‘KPMG employee-allocated loans’.   As noted, these do not include all loan files with which the KPMG employees were involved.

At September 30, 2003, the total amount of KPMG employee-allocated loans was $181 million (representing 0.07% of the Group’s total loans and advances), including $33 million of non-accrual loans (or 2.39% of the Group’s non-accrual loans).  At September 30, 2002 and 2001, the analogous figures were $259 million and $261 million of loans in total (0.11% and 0.12% of the Group’s total loans and advances respectively), including $ 45 million and $89 million of non-accrual loans (or 2.82% and 5.12% of the Group’s total non-accrual loans).  The specific provision for doubtful debts established for the KPMG employee-allocated loans was $11 million, $10 million and $31million at September 30, 2003, 2002 and 2001, respectively.  These numbers are sourced from management information systems designed for purposes other than statutory financial reporting and do not include KPMG employee-allocated loans that at balance date were no longer managed by the credit restructuring unit because during the year they had been exited by the Company, fully written-off or returned to the business as performing loans.  Such loans do not have a specific provision raised against them at balance date and are not non-accrual at that date.

The seventh KPMG employee providing services to the credit restructuring unit assisted for a short period in 2001 in assessing whether to categorise certain loans as requiring management by the credit restructuring unit.  That activity, while inherently involving credit quality, did not involve specific provisioning or decisions regarding non-accrual status of loans.  The loans analysed by this KPMG employee are not included in the figures for KPMG employee-allocated loans.

The provision of the loan review services were brought to the attention of the Audit Committee in October 2003 and an internal review of the matter was conducted by management under the supervision of the Audit Committee.  The review included a third party review of certain loan files identified by the Company as having been KPMG employee-allocated loans.  For each of these loans, the third party identified where a KPMG employee had been involved in any financial decision making on the loan, obtained an understanding of the relevant issues that should have been considered and determined the appropriate loan loss provision, if any, that should have been applied.  The third party concluded that, during the relevant period of KPMG employees’ involvement, the loans were properly classified in accordance with the Company’s loan grading guidelines and that the loan loss provisions applied were appropriate.  The Company and KPMG consulted with the Australian regulators and the SEC and informed them of the details of this matter and the results of the internal review and conclusions.

During 2003, 2002 and 2001, several KPMG employees also performed other services for the Group, including in the tax and internal audit functions.  The Company is investigating these and other non-audit services performed by KPMG.

The Company has received a voluntary document request from the SEC Division of Enforcement as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and its subsidiaries and includes issues relating to auditor independence, including the KPMG employee matter described above and other non-audit services provided by KPMG.

Financial review

Summary

	Group
	2003	2002	2001
	$m	$m	$m
Net profit	3,947	3,379	2,088
Adjust for significant items:
Significant revenue	—	(2,671)	(5,314)
Significant expenses	—	3,266	6,866
Attributable income tax expense/(benefit)	—	(189)	384
Significant expenses after tax	—	406	1,936
Net profit before significant items	3,947	3,785	4,024

Net profit attributable to members of the Company	3,955	3,373	2,083
Adjust for:
Distributions on other equity instruments	(183)	(187)	(213)
Significant revenue	—	(2,671)	(5,314)
Significant expenses	—	3,266	6,866
Movement in the excess of net market value over net assets of life insurance controlled entities	160	155	(510)
Attributable income tax benefit/(expense)	40	(192)	561
Amortisation of goodwill	98	101	167
Cash earnings before significant items	4,070	3,845	3,640

Year ended September 30, 2003 compared with year ended September 30, 2002

Net profit of $3,947 million in 2003, increased $568 million or 16.8% compared with 2002.

Significant items are those individually significant items included in net profit.  There were no significant items in 2003.  The prior year result included the following significant items:

•             $412 million (after-tax) of restructuring expenses paid/provided for; and

•             $6 million net profit (after-tax) on sale of SR Investment, Inc., including its controlled entity, HomeSide US, which conducted the Group’s mortgage servicing rights business in the US.

Net profit before significant items of $3,947 million in 2003, increased $162 million or 4.3% compared with 2002.  Cash earnings (before significant items) of $4,070 million in 2003, increased $225 million or 5.9% compared with 2002.

Net interest income of $7,419 million in 2003, was $197 million or 2.7% higher than 2002.  This was driven by asset growth, particularly in relation to housing lending, partly offset by exchange rate movements and a 14 basis point decrease in net interest margin to 2.53%.  The fall in margin largely arose from the impact of strong growth in housing lending within the retail banking business, which has been slightly offset by the funding benefit on the proceeds from the sale of HomeSide US.  Refer to page 21 for a more detailed discussion of net interest income.

Net life insurance income increased by $454 million to $444 million in 2003, from a $10 million loss in 2002.  This was driven by an increase in investment earnings resulting from improved performance in major stock markets over the six months to September 2003.  Refer to page 23 for a more detailed discussion of net life insurance income.

Other banking and financial services income of $5,010 million in 2003, was $1,996 million or 28.5% lower than 2002.  Excluding the proceeds received from the sale of HomeSide US’s operating assets and operating platform of $2,314 million in 2002 (refer to page 13 for an explanation on the sale of HomeSide US), other banking and financial services income was up 6.8%.  This was driven by higher income resulting from fee growth with higher volumes in housing lending and transaction fees, partly offset by exchange rate movements.  Refer to page 24 for a detailed discussion of other banking and financial services income.

Mortgage servicing and origination revenue was $nil in 2003, as compared to $378 million in 2002.  Following the sale of SR Investment, Inc. (the parent entity of HomeSide US) on October 1, 2002, mortgage servicing and origination revenue was no longer derived by the Group.  Refer to page 25 for a detailed discussion of mortgage servicing and origination revenue.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $160 million in 2003, a slight decline of $5 million from 2002, impacted by the effect of assumption and experience changes underlying the valuation.  Refer to page 26 for a detailed discussion of the movement in the excess of net market value over net assets of life insurance controlled entities.

Personnel, occupancy and general expenses of $6,354 million in 2003, were $2,353 million or 27.0% lower than 2002.  Excluding the expenses relating to HomeSide US of $2,693 million in 2002, total expenses increased 5.7%.  This outcome reflects salary increases, higher pension fund expense, computer and software expenses, an increase in costs associated with regulatory reform and compliance, partly offset by a reduction in the Group’s staff numbers and exchange rate movements. Refer to page 27 for a detailed discussion of operating expenses.

The charge to provide for doubtful debts of $633 million in 2003 was $64 million or 9.2% lower than 2002.  The current year’s charge has been favourably impacted by exchange rate movements.  Refer to page 28 for a detailed discussion of the charge to provide for doubtful debts.

Income tax expense relating to ordinary activities of $1,681 million in 2003, was $719 million or 74.7% higher than 2002.  It has been impacted by the accounting regime, which applies to unrealised gains and losses relating to Wealth Management’s statutory funds of the life business.  The income tax expense in 2003 attributable to this impact was $126 million expense, compared to an income tax benefit of $248 million in 2002.  Refer to page 30 for a detailed discussion of income tax expense.

Year ended September 30, 2002 compared with year ended September 30, 2001

Net profit of $3,379 million in 2002, increased $1,291 million or 61.8% compared with 2001.

Significant items are those individually significant items included in net profit.  The 2002 result included the following significant items:

•             $412 million (after-tax) of restructuring expenses paid/provided for; and

•             $6 million net profit (after-tax) on sale of SR Investment, Inc., including its controlled entity, HomeSide Lending US, which conducted the Group’s mortgage servicing rights business in the US.

The 2001 result included the following significant items:

•             $1,681 million net profit on sale of Michigan National Corporation and its controlled entities; and

•             $3,617 million (after-tax) write-downs of mortgage servicing rights and goodwill relating to HomeSide US.

Net profit before significant items of $3,785 million in 2002, decreased $239 million or 5.9% compared with 2001.  Cash earnings before significant items of $3,845 million in 2002 increased $205 million or 5.6% compared with 2001.

Net interest income of $7,222 million in 2002 was $262 million or 3.8% higher than 2001.  This was driven by asset growth, particularly in relation to housing lending and a 4 basis point decrease in net interest margin to 2.67%.  The fall in margin largely resulted from the loss of contribution of Michigan National Corporation following its sale and the impact of product mix in Financial Services Australia.

Net life insurance income decreased by $138 million to a $10 million loss in 2002, from $128 million income in 2001.  This was driven by a decline in investment revenue resulting from uncertain global equity markets in the second half of the year and an increase in claims more than offsetting higher premium and related revenue.

Other banking and financial services income of $7,006 million in 2002, was $2,257 million or 47.5% higher than 2001.  Excluding the proceeds received from the sale of HomeSide US’s operating assets and operating platform of $2,314 million, other banking and financial services income was down 1.2%.  This was driven by a decline in treasury-related income resulting from subdued foreign exchange and interest rate market volatility, partially offset by fee growth as housing lending and card volumes grew.

Mortgage servicing and origination revenue of $378 million in 2002, was $432 million or 53.3% lower than 2001.  Servicing fees declined as a result of higher prepayment activity.  Following the sale of HomeSide US’s operating assets and operating platform on March 1, 2002, the Group no longer derived origination revenue.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $155 million in 2002, a decrease of $665 million from 2001, impacted by the effect of assumption and experience changes underlying the valuation.

Personnel, occupancy and general expenses of $8,707 million in 2002, were $2,237 million or 34.6% higher than 2001.  Excluding the carrying value of HomeSide US’s operating assets and operating platform sold and other expenses attributable to the sale of $2,322 million, total expenses were down 1.3%, largely driven by a reduction in employee numbers during 2002.

The charge to provide for doubtful debts of $697 million in 2002, was $292 million or 29.5% lower than 2001.  The 2002 year’s charge reflected an improvement in credit risk resulting from a review of the loan portfolio.

Income tax expense of $962 million in 2002, was $929 million or 49.1% lower than in 2001.  The 2001 income tax expense was impacted by a $292 million amount relating to a non-allowable impairment loss on goodwill, and a $764 million amount relating to the non-recognition of future income tax benefits relating to the HomeSide US’s mortgage servicing rights impairment loss incurred in that year.

Adjusted to accord with US GAAP

Prepared in accordance with US GAAP, consolidated net income for the year to September 30, 2003 was $3,527 million compared to $3,455 million in 2002 and $1,794 million in 2001.  Net income according to US GAAP for 2002 and 2001 has been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees” (refer to note 58 footnote (g)).  Note 58 in the financial report discloses reconciliations of the Group’s financial statements for the last three years for any significant adjustments to Australian GAAP, which would be reported in applying US GAAP.  There were no individually material adjustments between US GAAP net income and Australian GAAP net profit attributable to members of the Company for the years ended September 30, 2003, 2002 and 2001, other than those disclosed in note 58 in the financial report.

Economic outlook

This section contains forward-looking statements.  Refer to ‘forward-looking statements’ on page 2.

Economic conditions improved through 2003, although there were sharp differences between the economies in which the Group operates.

The recovery of the US economy has been uneven and sluggish throughout 2003 due to the effect on growth of the September 11, 2001 attacks, major corporate failures, stock price declines, and the war in Iraq.  While output growth slowed markedly at the end of calendar 2002 and early 2003, it has gathered pace as calendar 2003 progressed.

Economic growth in Europe was lacklustre throughout calendar 2002 and remains very weak.  Against this backdrop, business conditions in the economies that contain the bulk of the Group’s assets – namely Australia, New Zealand and the UK have generally fared better during calendar 2003.  The magnitude and timing of growth will vary across economies and sectors, with Australia and New Zealand outperforming the UK.  At the sectoral level, house prices and consumer spending have continued to grow, albeit at more modest rates, which underpin the ongoing expansion in home mortgage lending and consumer credit.  The outlook for business lending has improved.

The Group’s main areas of operation face similar economic risks and vulnerabilities for the 2004 calendar year. House prices could soften after their rapid growth in past years.  Consumer debt levels have increased as a proportion of net worth. The household sector will be more sensitive to increases in interest rates.

Net interest income

2003	$7,419	million
2002	$7,222	million
2001	$6,960	million

Net interest income is the difference between interest income and interest expense.

Net interest income is derived from diverse business activities, including extending credit to customers, accepting deposits from customers, amounts due to and from other financial institutions, regulatory deposits and managing the Group’s other interest sensitive assets and liabilities, especially trading securities, available for sale securities and investment securities.

Net interest income increased by $197 million or 2.7% to $7,419 million in 2003, after increases of 3.8% in 2002 and 9.2% in 2001.  During 2003, movements in exchange rates decreased net interest income by $124 million, after increases of $25 million in 2002 and $264 million in 2001.  Excluding the impact of exchange rate movements, the increase in 2003 was 4.4%, compared with 3.4% in 2002 and 5.1% in 2001.  This increase was the result of strong housing lending growth, modest business lending growth and the lower cost of debt funding, partly offset by lower Corporate & Institutional Banking income and growth in lower yield structured finance products.

Volume and rate analysis

The following table allocates changes in net interest income between changes in volume and changes in rate for the last three years ended September 30.  Volume and rate variances have been calculated on the movement in average balances and the change in interest rates on average interest—earning assets and average interest—bearing liabilities.  The variance caused by changes of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2003 over 2002 Increase/(decrease) due to change in			2002 over 2001 Increase/(decrease) due to change in			2001 over 2000 Increase/(decrease) due to change in
	Average balance	Average rate	Total	Average balance	Average rate	Total	Average balance	Average rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions
Australia	41	(34)	7	39	(47)	(8)	27	4	31
Overseas	(66)	15	(51)	(45)	(303)	(348)	153	(80)	73
Marketable debt securities
Australia	135	34	169	106	(18)	88	(18)	4	(14)
Overseas	(129)	(4)	(133)	(29)	(410)	(439)	448	(39)	409
Loans and advances
Australia	1,166	(23)	1,143	755	(895)	(140)	797	(69)	728
Overseas	645	(648)	(3)	261	(1,559)	(1,298)	883	(206)	677
Regulatory deposits
Overseas	1	(2)	(1)	—	—	—	—	—	—
Other interest-earning assets	(1,271)	765	(506)	(489)	(810)	(1,299)	917	(419)	498
Change in interest income	522	103	625	598	(4,042)	(3,444)	3,207	(805)	2,402

	2003 over 2002 Increase/(decrease) due to change in			2002 over 2001 Increase/(decrease) due to change in			2001 over 2000 Increase/(decrease) due to change in
	Average balance	Average rate	Total	Average balance	Average rate	Total	Average balance	Average rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Due to other financial institutions
Australia	28	(24)	4	31	(54)	(23)	42	(9)	33
Overseas	164	10	174	39	(652)	(613)	600	(148)	452
Savings deposits
Australia	83	(1)	82	25	(60)	(35)	(18)	8	(10)
Overseas	(2)	8	6	(22)	(258)	(280)	(19)	(34)	(53)
Other demand deposits
Australia	32	137	169	124	(302)	(178)	100	111	211
Overseas	(45)	(101)	(146)	82	(120)	(38)	77	(19)	58
Time deposits
Australia	437	(7)	430	202	(323)	(121)	20	75	95
Overseas	54	(86)	(32)	(71)	(1,019)	(1,090)	635	(127)	508
Government and official institution deposits
Australia	4	1	5	3	(8)	(5)	(2)	1	(1)
Overseas	5	(21)	(16)	(20)	(59)	(79)	34	(6)	28
Short-term borrowings
Overseas	(39)	(125)	(164)	(136)	(177)	(313)	16	7	23
Long-term borrowings
Australia	5	(154)	(149)	66	(421)	(355)	320	(6)	314
Overseas	(103)	23	(80)	(91)	(55)	(146)	153	(111)	42
Other debt issues
Australia	(11)	2	(9)	(4)	(9)	(13)	15	(9)	6
Overseas	9	(26)	(17)	(7)	(1)	(8)	(4)	24	20
Other interest-bearing liabilities	107	64	171	830	(1,239)	(409)	(171)	258	87
Change in interest expense	728	(300)	428	1,051	(4,757)	(3,706)	1,798	15	1,813
Change in net interest income	(206)	403	197	(453)	715	262	1,409	(820)	589

Average interest-earning assets for 2003 increased by $22.8 billion or 8.4% to $293.3 billion, from $270.5 billion in 2002 and $256.6 billion in 2001. (Refer to ‘volumes’ below for information).  The impact of the increasing volumes on interest income, was an increase of $522 million in 2003, $598 million in 2002 and $3,207 million in 2001.  The movement in rates over the same period resulted in an increase in interest income of $103 million in 2003, and falls of $4,042 million in 2002 and $805 million in 2001.  This reflected an environment of volume growth in low margin products.

Average interest-bearing liabilities increased by $15.6 billion in 2003, after increases of $10.8 billion in 2002 and $37.8 billion in 2001.  The impact of the increasing volumes on interest expense was an increase of $728 million in 2003, $1,051 million in 2002, and $1,798 million in 2001.  The movement in rates over the same period resulted in a decline in interest expense of $300 million in 2003, $4,757 million in 2002 and an increase of $15 million in 2001.  This has resulted from a changing mix of borrowings, with term deposits increasing as investors seek safe and low risk investments, thus reducing the short-term borrowing requirements, and a fall in interest rates reducing expense.

Interest spreads and margins

	2003	2002	2001
	$m	$m	$m
Australia
Net interest income	3,792	3,613	3,374
Average interest-earning assets	151,225	129,458	115,747
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	2.37	2.67	2.59
Interest foregone on non-accrual and restructured loans (%)	(0.04)	(0.04)	(0.03)
Net interest spread (%) (1)	2.33	2.63	2.56
Benefit of net free liabilities, provisions and equity (%)	0.18	0.16	0.35
Net interest margin (%) (2)	2.51	2.79	2.91

	2003	2002	2001
	$m	$m	$m
Overseas
Net interest income	3,627	3,609	3,586
Average interest-earning assets	160,169	154,282	151,104
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.86	2.03	2.05
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.02)	(0.02)
Net interest spread (%) (1)	1.84	2.01	2.03
Benefit of net free liabilities, provisions and equity (%)	0.43	0.33	0.34
Net interest margin (%) (2)	2.27	2.34	2.37
Group
Net interest income	7,419	7,222	6,960
Average interest-earning assets	293,318	270,527	256,603
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	2.21	2.41	2.37
Interest foregone on non-accrual and restructured loans (%)	(0.03)	(0.02)	(0.03)
Net interest spread (%) (1)	2.18	2.39	2.34
Benefit of net free liabilities, provisions and equity (%)	0.35	0.28	0.37
Net interest margin (%) (2)	2.53	2.67	2.71

(1)               Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)               Net interest margin is net interest income as a percentage of average interest-earning assets.

Net interest income increased by $197 million to $7,419 million in 2003, driven by 8.4% growth in average interest-earning assets to $293.3 billion, partly offset by a 14 basis point decline in net interest margin to 2.53%.  Australian net interest income increased by 5.0% to $3,792 million, with average interest-earning assets growing 16.8% to $151.2 billion and net interest margin declining 28 basis points to 2.51%.  Overseas net interest income increased by 0.5% to $3,627 million, with average interest-earning assets growing by 3.8% to $160.2 billion, and the net interest margin falling 7 basis points to 2.27%.

Volumes

Average interest-earning assets for 2003 increased by $22.8 billion or 8.4% to $293.3 billion, from $270.5 billion in 2002 and $256.6 billion in 2001.  The main contributors to the growth were loans and advances in Australia and New Zealand, which increased by 17.0% and 8.9% respectively, over the year to September 30, 2003.  Loan growth was predominantly in real estate.  Average interest-earning assets were impacted by the sale of HomeSide US.  For a further discussion of the main factors influencing the movement in average interest-earning assets, refer to ‘gross loans and advances’ on page 46.

Net interest margin

The net interest margin (net interest income as a percentage of average interest-earning assets), which includes the impact of non-accrual and restructured loans on net interest income, decreased by 14 basis points to 2.53% in 2003, from 2.67% in 2002 and 2.71% in 2001.  The decrease during 2003 was impacted by lower deposit margins, reduced trading income and an increase in structured lending products in Corporate & Institutional Banking.  The impact of these items were partially offset by the funding benefit on the proceeds of the sale of HomeSide US and lower cost of debt funding.

The interest rate on Australian interest-earning assets decreased by 52 basis points to 6.4% in 2003, from 6.9% in 2002 and 8.5% in 2001, while the interest rate on interest-bearing liabilities decreased by 24 basis points to 4.1% from 4.4% in 2002 and 6.1% in 2001.  Net interest margins in Australia declined during 2003, resulting from lower deposit margins and adverse product mix with growth in housing lending and the focus on selective business lending to enhance the portfolio asset quality.

The interest rate on overseas interest-earning assets was flat at 5.2% in 2003 compared to 5.3% in 2002 and 7.2% in 2001, while the interest rate on interest- bearing liabilities was also flat at 3.2% in 2003, compared to 3.2% in 2002 and 5.0% in 2001.  Overseas net interest margins decreased by 7 basis points to 2.27% from 2.34% in 2002 and 2.37% in 2001.  The decrease is due to an increase in structured lending products in Corporate & Institutional Banking.

Net life insurance income

2003	$444	million
2002	$(10)	million
2001	$128	million

Net life insurance income comprises the revenue and interest component of premiums, dividends, realised and unrealised capital gains and other returns on investments under the life insurer’s control, net of claims expense, change in policy liabilities, policy acquisition and maintenance expense, and investment management fees (refer to note 57 in the financial report for a definition of the life insurer).

Net life insurance income increased by $454 million to $444 million income in 2003, from a $10 million loss in 2002 and $128 million income in 2001.

Life insurance revenue increased by $3,562 million to $3,708 million in 2003 from $146 million in 2002 and $197 million in 2001.  This increase was impacted by an increase in investment revenue (increase of $3,747 million in 2003) reflecting the improved performance of global equity markets, particularly over the six months to September 30, 2003.  This is offset by an increase in policy liabilities.  There is a further offset within the income tax expense, which includes the tax expense for policyholders relating to investment income.  Premium and related revenue decreased $185 million or 16.3% to $949 million due to decreased premium revenue from the international businesses arising from the strength of the Australian dollar, decreased investment business sales in Australia and a decline in premiums from the closed book of traditional business.  This has been partly offset by increased insurance premiums reflecting growth in volumes.

Life insurance expenses increased by $3,108 million to $3,264 million in 2003 from $156 million in 2002 and $69 million in 2001.  This is due to the increase in policy liabilities resulting from the improved performance of global equity markets, and is consistent with the increase in investment revenue.  Claims expense increased $2 million or 0.2% to $958 million as a result of increased surrenders in the closed traditional life business, as well as increased insurance claims resulting from the growth in volumes, partly offset by the decrease in claims expense from the international businesses due to the impact of strengthening Australian dollar.

Other banking and financial services income

2003	$5,010	million
2002	$7,006	million
2001	$4,749	million

Other banking and financial services income includes loan fees from banking, money transfer fees, fees and commissions, treasury-related income, investment management fees, fleet management fees and other income (including rental income, dividends received and profit on sale of property, plant and equipment and other assets).

Other banking and financial services income decreased by $1,996 million or 28.5% to $5,010 million in 2003, after increases of 47.5% in 2002 and 15.2% in 2001.  The movement reflects the inclusion in 2002 of the $2,314 million proceeds received from the sale of HomeSide US’s operating assets and operating platform to Washington Mutual Bank, FA. on March 1, 2002, as well as the loss of contribution from HomeSide US in 2003.  Refer below for a detailed analysis of the main categories of other banking and financial services income.

Loan fees from banking

2003	$1,441	million
2002	$1,361	million
2001	$1,334	million

Loan fees from banking primarily consist of acceptance fees for accepting bills of exchange, application fees to cover costs of establishing lending facilities, commitment fees to compensate for undrawn funds set aside for a customer’s ultimate use, and service fees to cover costs of maintaining credit facilities.

Loan fees from banking increased by $80 million or 5.9% to $1,441 million in 2003, after increases of 2.0% in 2002 and 7.1% in 2001.  This increase reflects lending growth, primarily in Australia and New Zealand, particularly in relation to housing lending.

Money transfer fees

2003	$1,026	million
2002	$1,014	million
2001	$1,043	million

Money transfer fees are fees earned on the transfer of monies between accounts and/or countries and also include fees for bank cheques and teletransfers, dishonours and special clearances, and periodical payments.

Money transfer fees increased by $12 million or 1.2% to $1,026 million in 2003, after a decrease of 2.8% in 2002 and 0.5% in 2001.  This increase reflects sustained activity across all regions during the year.

Fees and commissions

2003	$1,158	million
2002	$1,118	million
2001	$998	million

Fees and commissions consist of fees charged to cover the costs of establishing credit card facilities, commissions from selling insurance and investment products and other fees.

Fees and commissions increased by $40 million or 3.6% to $1,158 million in 2003, after an increase of 12.0% in 2002 and a decrease of 9.1% in 2001.  This increase is primarily due to higher fees in relation to structured finance transactions, partly offset by lower income from the outsourcing of the merchant acquiring business in Europe.

Treasury-related income

2003	$625	million
2002	$563	million
2001	$721	million

Treasury-related income includes all realised and unrealised profits and losses resulting directly from foreign exchange trading activities, trading securities and interest rate-related and other derivative trading activities.

Treasury-related income increased by $62 million or 11.0% to $625 million in 2003, after a decrease of 21.9% in 2002 and an increase of 54.1% in 2001.  The increase during 2003 has primarily resulted from higher activity in Corporate & Institutional Banking largely due to higher interest rate derivative income, partially offset by lower foreign exchange derivative income.

Investment management fees

2003	$303	million
2002	$297	million
2001	$305	million

Investment management fee income relates to management fees received for services rendered acting as a responsible entity and/or an approved trustee for retail and wholesale unit trusts.

Investment management fees increased by $6 million or 2.0% to $303 million in 2003, after a decrease of 2.6% in 2002.  The increase in 2003 reflects sustained activity in Wealth Management during the year.

Fleet management fees

2003	$85	million
2002	$56	million
2001	$54	million

Fleet management fees consist of fleet and custom fleet management fees.  Specifically, fleet management fees include fleet management, maintenance and fleet fuel card fees, whilst custom fleet management fees includes operating lease, sale and leaseback and management service fees.

Fleet management fees increased by $29 million or 51.8% to $85 million in 2003, after an increase of 3.7% in 2002 and decrease of 12.5% in 2001.  The increase in 2003 reflects the impact of the acquisition of Custom Service Leasing (New Zealand) Limited (formerly Hertz Fleetlease Limited) on November 1, 2002.

Other income

2003	$372	million
2002	$2,597	million
2001	$294	million

Other income includes rental income, dividends received, profit on sale of property, plant and equipment and other assets, foreign exchange income and sundry income.

Other income decreased by $2,225 million or 85.7% to $372 million in 2003, after increases of 783.3% in 2002 and 36.1% in 2001.  Excluding the impact of the sale of HomeSide US, other income increased by 56.3% during 2003, primarily reflecting the sale of properties in Australia and a gain on the restructure of hedging swaps.

Mortgage servicing and origination revenue

Net mortgage servicing fees

2003	$—	million
2002	$187	million
2001	$474	million

Net mortgage servicing fees related to HomeSide US and represented fee income derived from mortgage servicing activities less amortisation of capitalised costs (refer to note 1 in the financial report).

Net mortgage servicing fees decreased from $187 million in 2002 to $nil in 2003.  On October 1, 2002, the Group sold SR Investment, Inc., the parent entity of HomeSide US, to Washington Mutual Bank, FA.  The sale has resulted in the complete disposal of the associated mortgage servicing rights.  Following this sale, mortgage servicing fees were no longer derived by the Group.

Net mortgage origination revenue

2003	$—	million
2002	$191	million
2001	$336	million

Net mortgage origination revenue related to HomeSide US and comprised fees earned on the origination of mortgage loans, gains and losses on the sale of loans, gains and losses resulting from hedges of secondary marketing activity, and fees charged to review loan documents for purchased loan production.

Net mortgage origination revenue decreased from $191 million in 2002 to $nil in 2003.  On March 1, 2002, Homeside US sold its operating assets and operating platform to Washington Mutual Bank, FA.  Following this sale, mortgage origination revenue was no longer derived by the Group.

Movement in the excess of net market value over net assets of life insurance controlled entities

2003	$(160)	million
2002	$(155)	million
2001	$510	million

Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038) requires life insurance entities of the Group to value their investments in controlled entities at market value, with changes in the excess of net market value over net assets reflected in the consolidated statement of financial performance.

The revaluation of life insurance entities’ interest in controlled entities gave rise to a loss of $160 million before tax, reflecting the movement in the excess of the net market value over the net assets of companies owned by National Australia Financial Management Limited (NAFiM), adjusted for capital.  Values shown are directors’ market valuations.  The valuations are based on discounted cash flow (DCF) valuations prepared by Tillinghast-Towers Perrin, using, for the Australian and New Zealand entities, risk discount rates specified by the directors.

NAFiM subsidiaries market value summary

	Net assets (1)	Value of in force business	Embedded value	Value of future new business (2)	Market value
	$m	$m	$m	$m	$m
Market value at September 30, 2002	1,301	2,252	3,553	2,922	6,475
Operating profit after tax (3)	293	—	293	—	293
Net capital transfers (4)	25	—	25	—	25
Increase in shareholders’ net assets	318	—	318	—	318
Movement in the excess of net market value over net assets of life insurance controlled entities, components before tax:
Roll forward and business assumptions
Roll forward of DCF (5)	—	399	399	—	399
Change in assumptions and experience	—	(235)	(235)	(324)	(559)
Movement in the excess of net market value over net assets of life insurance controlled entities before tax (6)	—	164	164	(324)	(160)
Excess movements (7)	(47)	47	—	—	—
Market value at September 30, 2003	1,572	2,463	4,035	2,598	6,633

(1)            Net assets represent the shareholder capital, reserves and retained profits.  A portion of these net assets is non-distributable, as it is required to support regulatory capital requirements.  The cost of this capital support is reflected in the value of inforce business.

(2)            For some smaller entities, the projection of future new business and inforce business is combined for the purposes of valuation.  For these entities, the value of future new business is reflected in the embedded value.

(3)            Operating profit after tax is before the movement in the excess of net market value over net assets of life insurance controlled entities and excludes the profits of entities outside the market value accounting environment; ie. the operating profits after tax from NAFiM’s own business, and other entities not owned by NAFiM.

(4)            Capital and other movements represent movements in value such as the payment of dividends, capital injections and reductions, acquisitions of subsidiaries and foreign exchange movements on intragroup debt related to international subsidiaries.

(5)            The roll forward represents the growth over the period at the valuation discount rate over and above operating profit.

(6)            The movement in excess of net market value over net assets of life insurance controlled entities before tax does not include revaluation uplift in respect of NAFiM’s own business.  AASB 1038 requires assets of a life company to be valued at net market value; since NAFiM is the parent life entity, the change in market value of its own life business is not brought to account.

(7)            Excess movements represent excess on the increase of the Group’s interest in Plum Financial Services Limited and Advance MLC Assurance Co. Ltd and foreign exchange impacts on the net assets of international subsidiaries and market value of intragroup debt.

The components that contributed to the $160 million ($200 million after tax) negative movement in the excess of net market value of the life insurance controlled entities comprised:

•                       the effect of assumption and experience changes primarily comprising lower retail sales volumes than anticipated at September 2002, the effect of weaker operating environments reducing the values of the international businesses, and the over all strengthening in the Australian dollar.  The impact of these factors has been partially mitigated by the active management of expenses; and

•                       the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the discounted cash flow).

Significant revenue

Proceeds from the sale of foreign controlled entities

The results and assets and liabilities of SR Investment, Inc. and its controlled entities were included up to and including the year to September 30, 2002. On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA.  Controlled entities other than HomeSide US were excluded from the sale.  The Group received proceeds on sale of $2,671 million (US$1,453 million) for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including income tax.

Michigan National Corporation and its controlled entities’ results were included up to and including the six months to March 31, 2001.  On April 1, 2001, the Group sold Michigan National Corporation and its controlled entities to ABN AMRO North America, Inc., a subsidiary of ABN AMRO NV.  The Group received proceeds on sale of $5,314 million (US$2,750 million) from the sale of assets with a cost of $2,929 million, resulting in a profit on sale of $1,681 million after all disposal costs, including taxation.  Further, an amount of $1,118 million was transferred from the foreign currency translation reserve to distributable retained profits in relation to the sale, giving rise to a total gain of $2,799 million.

Operating expenses

Personnel expenses

2003	$3,416	million
2002	$3,379	million
2001	$3,725	million

Personnel expenses increased by $37 million or 1.1% to $3,416 million in 2003, after a decrease of 9.3% in 2002 and an increase of 9.5% in 2001.  Excluding the impact of the sale of HomeSide US, personnel expenses increased 5.7% during 2003.  This increase reflects market-based salary increases across regions, increased pension fund expenses and higher contractor costs.  The impact of this was partly offset by a reduction in staff (full-time equivalent employee) numbers as a result of the implementation of productivity initiatives across the Group (refer to ‘employees’ on page 36).

Occupancy expenses

2003	$556	million
2002	$559	million
2001	$587	million

Occupancy expenses decreased by $3 million or 0.5% to $556 million in 2003, after a decrease of 4.8% in 2002 and an increase of 14.6% in 2001.

The decrease reflects a reduced contribution from HomeSide US following its sale, offset by appreciating rental rates and on-costs (ie. security expenses) and higher costs associated with the sale and lease-back of buildings in Australia and New Zealand.

General expenses

2003	$2,382	million
2002	$4,769	million
2001	$2,158	million

General expenses decreased by $2,387 million or 50.1% to $2,382 million in 2003, after increases of 121.0% in 2002 and 13.9% in 2001.  Excluding the impact of the sale of HomeSide US, general expenses increased $146 million during 2003.  The increase has been impacted by higher computer and software expenses impacted by the write-off of the development work associated with the global roll out of the SAP core banking module and the write-off of European Monetary Unit development costs.  In addition, higher professional fees and other expenses associated with the industry-wide regulatory reform such as Basel II, Financial Services Reform Act, International Financial Reporting Standards, and the United States Sarbanes-Oxley Act of 2002 have also contributed to the increase.  This has been partially offset by the compensation provided of $64 million in 2002 compared with $27 million in 2003, for investors relating to a reduction in unit prices.  Further, the decrease has been impacted by lower fees and commissions within Wealth Management, and a reduction  in communications, postage and stationery costs with the renegotiation of telecommunication contracts within Australia and Europe.

(Refer to notes 4 and 5 in the financial report for details of revenue and expense items).

Charge to provide for doubtful debts

2003	$633	million
2002	$697	million
2001	$989	million

The total charge to provide for doubtful debts decreased by $64 million or 9.2% to $633 million in 2003, after a decrease of 29.5% in 2002 and an increase of 68.2% in 2001.

The charge in Australia increased by $213 million to $321 million in 2003, after a decrease of 77.2% in 2002 and an increase of 128.5% in 2001.  The 2003 charge was impacted by a small number of large corporate exposures in Financial Services Australia and Corporate & Institutional Banking,  During the 2002 year, a review of the risk profile within the Corporate & Institutional Banking and Financial Services Australia (Business) loan portfolios, resulted in a reduced charge.

(The nature of general and specific provisioning is explained in note 1(q)(i) in the financial report.)

The charge in Europe decreased by $108 million or 28.1% to $277 million in 2003, after a decrease of 2.8% in 2002 and an increase of 36.1% in 2001. Clydesdale and Yorkshire Banks’ charges decreased by $112 million reflecting a change in the mix of the loan portfolio, with falling personal loan volumes and higher housing volumes.  Northern and National Irish Banks’ charges decreased by $24 million, reflecting the recovery of a large corporate exposure. The balance of the reduction reflects the impact of the realignment of Corporate & Institutional Banking’s loan portfolio during 2002, in order to reduce its risk profile.

The charge in New Zealand increased by $23 million to a charge of $11 million in 2003, compared with a credit of $12 million in 2002 and a charge of $10 million in 2001.  The increase has resulted from a charge in relation to a large corporate exposure in Corporate & Institutional Banking, whilst during 2002 the loan portfolio provisioning requirement was reviewed resulting in a write-back to the general provision.

The charge in the United States decreased by $181 million or 84.2% to $34 million in 2003, after increases of 100.9% in 2002 and of 52.9% in 2001.  The decrease has resulted from the inclusion of a major provisioning charge in 2002 for a large corporate exposure in Corporate & Institutional Banking.

The charge in Asia decreased by $11 million to a credit of $10 million in 2003 compared with a charge of $1 million in 2002 and $3 million in 2001. The decrease has resulted from a review of the portfolio favourably impacting the charge to provide for doubtful debts.

Charge to provide for doubtful debts by region

	2003	2002	2001	2003/2002
	$m	$m	$m	% change
Australia	321	108	473	large
Europe
Clydesdale and Yorkshire Banks	250	362	348	(30.9)
Northern and National Irish Banks	(1)	23	16	large
Other	28	—	32	large
	277	385	396	(28.1)
New Zealand	11	(12)	10	large
United States	34	215	107	(84.2)
Asia	(10)	1	3	large
Total charge to provide for doubtful debts	633	697	989	(9.2)

Net write-offs (bad debts written off less recoveries) in 2003 were $798 million compared with $814 million in 2002 and $587 million in 2001.  As a percentage of risk-weighted assets, net write-offs were 0.3% in 2003, 0.3% in 2002 and 0.2% in 2001.

Percentage of risk-weighted assets

	2003	2002	2001
	%	%	%
Australia (1)
Charge	0.22	0.08	0.36
Net write-offs	0.29	0.23	0.19
Europe (1)
Charge	0.41	0.53	0.53
Net write-offs	0.49	0.55	0.41
New Zealand (1)
Charge	0.05	(0.05)	0.05
Net write-offs	0.05	0.05	0.05
United States (1)
Charge	0.35	1.35	0.43
Net write-offs	0.34	0.64	0.09
Asia (1)
Charge	(0.23)	0.02	0.04
Net write-offs	0.05	(0.02)	(0.01)
Group
Charge	0.25	0.28	0.38
Net write-offs	0.32	0.33	0.23

(1)            Ratio calculated as a percentage of risk-weighted assets of Australia, Europe, New Zealand, United States and Asia, as appropriate.

The Group maintains a conservative and prudent approach to actual and potential loan losses.  The overall provision for doubtful debts (refer to notes 1(q)(i) and 17 in the financial report) is augmented as necessary by a charge against profit having regard to both specific and general factors.  An explanation of the Group’s lending and risk analysis policies is provided within ‘risk management’ on page 52.

Significant expenses

Restructuring costs

During 2002, the Group recognised restructuring costs of $580 million resulting from the Positioning for Growth and other restructuring initiatives (refer to note 5(a) in the financial report). The majority of these costs are expected to be recovered by the end of 2004 from annual productivity improvements and revenue enhancements.  The Positioning for Growth initiative was a fundamental reorganisation of the management and organisational structure of the Group, including the appointment of a new senior management team.

The restructuring costs were incurred to deliver a significant proportion of the announced cost reduction target of $370 million per annum by September 2004.  It is the achievement of this target that will reflect the recovery of the majority of the restructuring costs incurred in 2002.  Of these savings, approximately 80% relate to personnel costs, which are directly measurable each reporting period.  Redundancy payments have a payback period of approximately one year. The balance of the savings relate to non-personnel costs, which are not measured at an account level.

In addition, further costs savings will also effectively be achieved through the reduction in rental charges over the remaining term of the leases, which extend beyond 2004, as result of an accounting benefit for the charge to provide for surplus lease space and the accounting benefit from the write-off of technology- related property, plant and equipment of $132 million is reflected in the cessation of future stream of depreciation and amortisation.

Other restructuring costs incurred in 2002 and 2001 have been expensed as incurred.  Such costs were not material (refer to note 5 in the financial report).

Cost of foreign controlled entities sold

The results and assets and liabilities of SR Investment, Inc. and its controlled entities were included up to and including the year to September 30, 2002. On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA.  Controlled entities other than HomeSide US were excluded from the sale.  The Group received proceeds on sale of $2,671 million (US$1,453 million) for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including income tax.

Michigan National Corporation and its controlled entities’ results were included up to and including the six months to March 31, 2001.  On April 1, 2001, the Group sold Michigan National Corporation and its controlled entities to ABN AMRO North America, Inc., a subsidiary of ABN AMRO NV.  The Group received proceeds on sale of $5,314 million (US$2,750 million) from the sale of assets with a cost of $2,929 million, resulting in a profit on sale of $1,681 million after all disposal costs, including taxation.  Further, an amount of $1,118 million was transferred from the foreign currency translation reserve to distributable retained profits in relation to the sale, giving rise to a total gain of $2,799 million.

Impairment loss on mortgage servicing rights

In July 2001, the directors of the Company determined that the carrying value of the mortgage servicing rights asset held by HomeSide US, a controlled entity of the Company, exceeded the fair value.  An impairment loss of $888 million was recognised to reflect the asset at its fair value.  This impairment was the result of hedging positions which were adversely impacted by extreme volatility in US interest rate markets.

In September 2001, the directors of the Company determined that a second impairment loss on mortgage servicing rights was required in order to reflect the mortgage servicing rights asset at their fair value.  This impairment loss of $755 million was the result of an incorrect interest rate assumption discovered in an internal model used to determine the fair value of HomeSide US’s mortgage servicing rights.

Charge to provide for mortgage servicing rights valuation adjustment

On September 2, 2001, the directors of the Company decided to value HomeSide US at its estimated market sale value, rather than as an ongoing part of the Group, after reviewing its position within the Group’s current core strategies of banking and wealth management.  As a result of this decision, the carrying value of HomeSide US’s core asset, mortgage servicing rights, was revalued and a provision for mortgage servicing rights valuation adjustment of $1,436 million was recognised in order to reflect the mortgage servicing rights asset at its estimated market sale value.

Impairment loss on goodwill

In conjunction with the directors’ decision to value HomeSide US on an estimated market sale value basis, the decision was made that the carrying value of goodwill which arose on the acquisition of HomeSide US was in excess of its recoverable amount.  Accordingly, an impairment loss of $858 million was recognised, in order to reduce the carrying value of this goodwill to $nil.

Income tax expense

2003	$1,681	million
2002	$962	million
2001	$1,891	million

Income tax expense increased by $719 million or 74.7% to $1,681 million in 2003, after a decrease of 49.1% in 2002 and an increase of 15.9% in 2001.  The level of income tax expense is impacted by the accounting regime which applies to unrealised gains and losses relating to Wealth Management’s statutory funds of the life business.  The income tax expense in 2003 attributable to this impact was $126 million tax expense, compared to an income tax benefit of $248 million in 2002.

Net profit by segment

Contribution to Group net profit/(loss) attributable to members of the Company by operating segment

	2003	2002 (1)	2001
	$m	$m	$m
Financial Services Australia	1,868	1,572	1,377
Financial Services Europe	866	787	749
Financial Services New Zealand	310	242	223
Corporate & Institutional Banking	846	787	739
Wealth Management	174	120	720
Other (2)	(109)	(135)	(1,725)
Net profit attributable to members of the Company	3,955	3,373	2,083

(1)       Net profit attributable to members of the Company by operating segment has been restated as described in note 3 in the financial report.

(2)       Incorporates the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million in 2001, as well as Michigan National Corporation’s contribution to profit of $132 million prior to its sale on April 1, 2001.  Also incorporates the results of SR Investment, Inc. (the parent entity of HomeSide US) prior to its sale on October 1, 2002.

(Refer to note 3 in the financial report for detailed information by operating segment.)

Financial Services Australia

Financial Services Australia increased net profit 18.8% to $1,868 million in 2003, from $1,572 million in 2002.  Excluding the impact of the significant expenses incurred during 2002 of $185 million (after tax), net profit increased 6.3%.  Details of the increase in net profit are as follows.

Total revenue increased 7.5% to $5,469 million.  Net interest income increased 6.4% to $3,519 million, reflecting growth in lending volumes, particularly housing lending, and growth in retail deposits.  This was partially offset by a 31 basis point reduction in net interest margin to 3.14%, caused by the increased proportion of housing lending in the loan portfolio, and the impact of lower market rates on deposit margins and capital.

Non-interest income increased 9.6% to $1,950 million, driven by strong housing loan growth, and strong bill acceptances growth.

Total expenses decreased 1.9% to $2,803 million.  During 2002 significant expenses of $261 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives.  Total expenses in 2003, include $3 million of goodwill amortisation and a $298 million charge to provide for doubtful debts.  Excluding these items, total expenses increased 2.1%.  This was due to higher personnel expenses with the impact of enterprise bargaining agreements partly offset by lower staff numbers reflecting the implementation of productivity initiatives.  Expenses were further impacted by higher software amortisation and costs associated with the continued roll out of customer relationship and loan processing technology.  The cost to income ratio improved from 48.2% to 45.7%.

Asset quality management remained a key focus during the year.  The charge to provide for doubtful debts increased from $146 million in 2002 to $298 million in 2003, which was impacted by a large corporate exposure.  The year saw a continued focus on credit quality and capital efficiency.

Financial Services Europe

Financial Services Europe increased net profit 10.0% to $866 million in 2003, from $787 million in 2002.  Excluding the impact of the significant expenses incurred during 2002 of $117 million (after tax), net profit decreased 4.2%.  Details of the movement in net profit are as follows.

Total revenue decreased 4.3% to $3,318 million.  Net interest income decreased 2.9%, or increased 2.3% in local currency terms, to $2,368 million, due to growth in lending, particularly mortgage and business lending.  Net interest margin declined 2 basis points in 2003 to 4.16%, resulting from falling interest rates on retail deposits, together with a change in product mix resulting from the growth in mortgage lending and the focus on selective business lending to enhance the portfolio asset quality.

Non-interest income decreased 7.6%, or 2.4% in local currency terms, to $950 million, driven by lower income from sales of creditor insurance, lower account fee income and the outsourcing of the merchant acquiring business, partly offset by increased lending fee income.

Total expenses decreased 11.1% to $2,036 million.  During 2002 significant expenses of $166 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives.  Total expenses in 2003 includes $62 million of goodwill amortisation and a $254 million charge to provide for doubtful debts.  Excluding these items, total expenses increased 2.4% or 5.8% in local currency terms.  This was largely a result of higher pension expenses, higher personnel costs due to annual salary reviews offset by reductions in staff numbers, higher investment in core infrastructure such as the teller system and higher costs associated with compliance activities including Financial Services Authority mortgage regulation and the write-off European monetary union development costs.  The cost to income ratio increased from 48.5% to 51.9%.

The charge to provide for doubtful debts decreased from $378 million in 2002 to $254 million in 2003.  Asset quality management remained a key priority during the year and has improved, with higher security coverage and a lower risk profile.  In addition, during 2003 the book value of the largest non-accrual loan was repaid and a large previously written-off debt was recovered.

Financial Services New Zealand

Financial Services New Zealand increased net profit 28.1% to $310 million in 2003, from $242 million in 2002.  Excluding the impact of the significant expenses incurred during 2002 of $13 million (after tax), net profit increased 21.6%.  Details of the increase in net profit are as follows.

Total revenue increased 17.8% to $980 million.  Net interest income increased 18.6%, or 10.4% in local currency terms, to $651 million, reflecting strong growth in lending volumes, particularly in fixed rate housing mortgages and term lending, growth in retail deposit volumes and 10 basis point increase in the net interest margin to 2.71%.

Non-interest income increased 16.3% to $329 million, or 8.3% in local currency terms, with increased lending fees resulting from strong volumes and transaction levels, partly offset by lower income from the transition of customers to lower cost channels.

Total expenses increased 11.7% to $515 million.  During 2002 significant expenses of $20 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives.  Total expenses in 2003 year include $1 million of goodwill amortisation and a $21 million charge to provide for doubtful debts.  Excluding these items, total expenses increased 11.0%, or 3.4% in local currency terms.  This was due to higher personnel expenses from the renegotiation of standard terms of employment, whilst all other expenses remained flat.  The cost to income ratio improved from 53.3% to 50.3%.

The charge to provide for doubtful debts increased from $5 million credit in 2002 to a charge of $21 million in 2003.  The higher charge is a result of higher commodity prices and export conditions adversely impacting Agribusiness lending.  Further, the 2002 charge was impacted by a statistical provisioning write-back adjustment.

Corporate & Institutional Banking

Corporate & Institutional Banking increased its contribution to net profit attributable to members of the Company by 7.5% to $846 million in 2003, from $787 million in 2002.  Excluding the impact of the significant expenses incurred during 2002 of $31 million (after tax), it increased 3.4%.  Details of the increase in net profit attributable to members of the Company are as follows.

Total revenue decreased marginally by 2.1% to $1,897 million, as a result of a more challenging environment and the focus on building strong relationships with customers.  The split of income between net interest income and non-interest income can vary considerably in the wholesale market, depending on market activity and environmental conditions.  This was particularly evident in this year’s results.

Net interest income decreased 23.2% to $807 million, mainly due to flat yield curves and the stabilisation of interest rates which has reduced the Markets unit’s net interest income from funding and liquidity management activities, slightly offset by the growth in securities under reverse repurchase agreements.  Net interest margin decreased by 21 basis points to 0.56%, primarily due to the factors that impacted net interest income.

Non-interest income increased 22.9% to $1,090 million, reflecting growth from specialised finance, debt markets, trading income and corporate banking.

Total expenses decreased 15.6% to $817 million.  During 2002 significant expenses of $42 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives.  Total expenses in 2003 include a $63 million charge to provide for doubtful debts.  Excluding these items, total expenses increased 0.7%.  This primarily reflected the impact of cost containment initiatives.  The cost to income ratio increased from 39.2% to 39.7%.

The quality of the loan portfolio across all regions remains high, with approximately 91.4% of credit exposures equivalent to investment grade or above.  The charge to provide for doubtful debts decreased from $167 million in 2002 to $63 million in 2003.  This was due to 2002 including a number of large corporate exposures.

Wealth Management

Wealth Management increased its contribution to net profit attributable to members of the Company by 45.0% to $174 million in 2003, from $120 million in 2002.  Excluding the impact of the significant expenses incurred during 2002 of $20 million (after tax), it increased 24.3%.

The result comprised of $374 million of profit generated through operations (2002: $272 million) and a $200 million decrease in the excess of the net market value over the net assets of life insurance controlled entities, after tax (2002: negative $152 million).

The main factors impacting the profit generated through operations are:

•                  growth in insurance business volumes;

•                  reversal of capitalised losses due to favourable expense experience;

•                  growth in the contribution of the Private Bank as a result of strong lending and deposit volumes;

•                  significant improvement in global equity market conditions particularly in the six months to September 30, 2003, which has increased earnings generated on shareholders’ invested capital and retained earnings;

•                  stable disability claims experience;

•                  lower investor compensation costs of $27 million compared with $64 million in 2002;

•                  strategic investment expenditure of $28 million (after tax), up $5 million on 2002, including operational and amortised capitalised expenditure in Australia and Europe; and

•                  increased compliance costs and spend on regulatory projects.

The valuation of businesses held in the mark-to-market environment increased by $158 million from $6,475 million at September 30, 2002 to $6,633 million at September 30, 2003.  This increase in value comprised $318 million from growth in shareholders’ net assets less $160 million ($200 million after tax) from other components over and above the increase in net assets, which are reported as the movement in the excess of net market value over net assets of life insurance controlled entities.

The components that contributed to the $160 million ($200 million after tax) negative movement in the net market value of the life insurance controlled entities comprised:

•                  the effect of assumption and experience changes primarily comprising lower retail sales volumes than anticipated at September 30, 2002, the effect of weaker operating environments reducing the values of the international businesses, and the overall strengthening in the Australian dollar.  The impact of these factors has been partially mitigated by the active management of expenses; and

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll-forward of the discounted cash flow).

Contribution to Group net profit by major geographic area

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Australia
Australia (excluding Wealth Management)(1)	2,099	1,798	3,264	1,406	1,308
Wealth Management	127	73	666	241	97
Deduct: Amortisation of goodwill	(3)	(8)	(1)	(1)	(11)
	2,223	1,863	3,929	1,646	1,394
Europe
Clydesdale and Yorkshire Banks	745	733	819	708	605
Northern and National Irish Banks	224	191	200	174	202
Other (2)	105	89	4	(16)	16
Deduct: Amortisation of goodwill	(62)	(62)	(62)	(62)	(62)
	1,012	951	961	804	761
New Zealand
Bank of New Zealand	494	433	348	311	298
Other (3)	(36)	(29)	(35)	(30)	(27)
Deduct: Amortisation of goodwill	(33)	(31)	(31)	(31)	(31)
	425	373	282	250	240
United States
Michigan National Corporation	—	—	156	291	254
SR Investment, Inc.	—	98	(3,438)	141	153
Other (4)	213	31	191	161	78
Deduct: Amortisation of goodwill	—	—	(73)	(103)	(102)
	213	129	(3,164)	490	383
Asia
Asian branches	36	44	71	39	33
Other (5)	46	13	4	10	10
	82	57	75	49	43
Net profit attributable to members of the Company	3,955	3,373	2,083	3,239	2,821

(1)       Australia (excluding Wealth Management) included the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million in 2001.

(2)       Europe Other includes National Wealth Management Europe Holdings Limited, National Australia Group Europe Limited, the London branch of the Company, NAB Investments Limited and NAB Finance (Ireland) Limited.

(3)       New Zealand Other includes National Australia Group (NZ) Limited and National Wealth Management New Zealand Holdings Limited.

(4)       United States Other includes the New York branch of the Company, National Australia Funding (Delaware), Inc. and National America Investment, Inc.

(5)       Asia Other includes Nautilus Insurance Pte Limited, National Australia Capital Markets (Japan) Co., Ltd, National Australia Finance (Asia) Limited, Hong Kong MLC Holdings Limited, PT MLC Life Indonesia and Advance MLC Assurance Co. Ltd.

Australia

Australia’s net profit attributable to members of the Company increased by 19.3% to $2,223 million from $1,863 million in 2002 and $3,929 million in 2001.  The 2002 result includes $256 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives.  Excluding these items, net profit attributable to members of the Company increased 4.9% due to the solid performances of the retail banking operations, and an improved Wealth Management result.

Australia (excluding Wealth Management)

The net profit of Australia (excluding Wealth Management and before goodwill amortisation) increased 16.7% in the year to $2,099 million from $1,798 million in 2002 and $3,264 million in 2001.  Excluding prior year significant expenses of $256 million (after tax), net profit of $2,099 million increased 2.2% from the prior year.

Net interest income increased $179 million or 5.0%, despite a 28 basis point decline in net interest margin to 2.51% (for Australia including Wealth Management) over the same period.

The increase was driven by strong deposit and lending growth, with housing loans performing particularly well in a continuing low interest rate environment.  Non-interest income increased $117 million or 4.7%, due largely to housing lending growth and bill acceptances fee income, and higher treasury-related income from Corporate & Institutional Banking.

Total expenses (before the charge to provide for doubtful debts and during 2002 significant expenses) were flat reflecting cost containment through the implementation of efficiency improvements.  Expense reductions were offset by higher costs associated with the continued roll-out of the customer relationship management and loan processing technology.  The cost to income ratio improved to 46.6%, compared to 49.0% in the prior year.

The charge to provide for doubtful debts increased by $210 million or 191.4%, impacted by number of large corporate exposures.  During the 2002 year, a review of the risk profile within Corporate & Institutional Banking and Financial Services Australia (Business) loan portfolios resulted in a reduced charge.

Wealth Management

Net profit attributable to members of the Company for Wealth Management Australia increased 74.0% to $127 million in 2003, from $73 million in 2002.  The result comprised $327 million of profit generated through operations (2002: $225 million) and $200 million negative net movement in the excess of net market value over the net assets of life insurance controlled entities, after tax (2002: negative $152 million).

Profit generated through operations was impacted by the improvement in global equity market conditions particularly in the six months to September 2003, which has increased earnings generated on shareholders’ invested capital and retained earnings.  Compensation and associated costs of $27 million have been provided in the current year in relation to the investor compensation announced in August 2002, down from $64 million in 2002.  The result also includes the impact of strategic investment expenditure including both operational and amortised capitalised expenditure.

Further financial highlights supporting the net operating profit result include:

•                  growth in insurance business volumes;

•                  stable disability claims experience; and

•                  contained business expenditure.

For a discussion of the $200 million decrease in the excess of net market value over net assets of life insurance controlled entities (after tax), refer to page 26.

Europe

Europe’s net profit increased 6.4% in the year to $1,012 million from $951 million in 2002 and $961 million in 2001.  The 2002 result included $130 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives.  Excluding these items, net profit decreased 6.4%.

Clydesdale and Yorkshire Banks

Clydesdale and Yorkshire Banks contributed a net profit (before goodwill amortisation) of $745 million, an increase of 1.6% from the prior year.  Excluding significant expenses of $90 million (after tax) in 2002, net profit decreased by 9.5%.

Net interest income decreased by $74 million or 3.8%.  However, excluding exchange rate movements net interest income increased, with asset growth in lending (mortgages and cards), slightly offset by the decline in personal loan volumes and a small contraction in the net interest margin.  Non-interest income decreased by 10.7%.  Excluding exchange rate movements non-interest income also decreased, due to reduced credit line origination fees and lower money transfer fees.  In addition, merchant servicing fees were lower with the outsourcing of this operation.

Total expenses (before the charge to provide for doubtful debts and during 2002 significant expenses) decreased $46.8 million or 3.8%.  However, excluding the impact of exchange rate movements expenses increased,  reflecting higher pension fund expenses, slightly offset by a reduction in employee numbers lowering personnel expenses.  The cost to income ratio increased from 44.4% to 48.9%.  The charge to provide for doubtful debts decreased $112 million or 30.9%, with exchange rate movements favourably impacting this result. The underlying decrease reflected the recovery of a large corporate exposure.

Northern and National Irish Banks

Northern and National Irish Banks’ contributed a net profit of $224 million, an increase of 17.2% from the prior year.  Excluding significant expenses of $26 million (after tax), net profit increased 3.2% from the prior year.

Net interest income was flat.  However, excluding exchange rate movements net interest income increased, as a result of growth in lending (term business lending and mortgages), which has been partly offset by the impact of higher fixed deposits.  Non-interest income decreased by 8.5%.  Excluding exchange rate movements, non-interest income also decreased, as a result of reduced merchant service fees reflecting the outsourcing of this business, and lower trading income from Corporate & Institutional Banking.

Total expenses (before the charge to provide for doubtful debts and during 2002 significant expenses) were flat.  However, excluding exchange rate movements expenses decreased primarily reflecting lower personnel expenses following a reduction in staff numbers.  The cost to income ratio increased slightly to 57.8% from 56.2%.  The charge to provide for doubtful debts decreased $24 million or 104.3%, which was favourably impacted by exchange rate movements.  The underlying decrease reflected a change in the mix of the loan portfolio, with falling personal loan volumes and higher housing loan volumes.

New Zealand

New Zealand’s net profit increased 13.9% in the year to $425 million from $373 million in 2002 and $282 million in 2001.  The 2002 result included $14 million (after-tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives.  Excluding these items, net profit increased 9.8%.

The New Zealand operations of Bank of New Zealand (BNZ) contributed net profit (before goodwill amortisation) of $494 million, an increase of 14.1% from the prior year.  Excluding significant expenses of $13 million (after-tax), net profit increased 11.0% from the prior year.

Net interest income grew $104 million or 14.9% as a result of growth in lending (particularly housing) and retail deposit volumes, while the net interest margin increased due to a strong focus on margin management.

Total expenses (before the charge to provide for doubtful debts and during 2002 significant expenses) increased $95 million or 19.8%, primarily reflecting the impact of the higher personnel expenses as a result of the renegotiation of standard terms of employment and higher software costs.  The cost to income ratio increased slightly from 45.3% to 45.7%.  The charge to provide for doubtful debts increased by $23 million to a charge of $11 million in 2003.  The increase has resulted from Agribusiness lending requirements, whilst during 2002 the loan portfolio provisioning requirement was reviewed resulting in a write-back to the general provision.

United States

The United States contributed a net profit of $213 million compared to $129 million in 2002 and a net loss of $3,164 million in 2001.  The net profit in 2002 included $4 million (after tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives.  The Group sold HomeSide US on October 1, 2002.  During 2002, HomeSide US contributed net profit (before goodwill amortisation and significant items) of $98 million.  Excluding these items, net profit increased significantly.

The net profit (before goodwill amortisation) of the Company’s New York branch increased by $89 million from $35 million to $124 million.  The 2002 net profit was impacted by a major provisioning charge for a large corporate exposure in Corporate & Institutional Banking.

The Group sold Michigan National Corporation and its controlled entities on April 1, 2001.  In the half year to March 31, 2001, Michigan National Corporation and its controlled entities contributed net profit (before goodwill amortisation and significant items) of $156 million.

Asia

Asia’s net profit attributable to members of the Company increased 43.9% in the year to $82 million from $57 million in 2002 and $75 million in 2001.  The 2002 result included $8 million (after-tax) of significant expenses relating to Positioning for Growth restructuring and efficiency initiatives.  Excluding these items, it increased 26.2%.

The increase in net profit attributable to members of the Company was largely driven by Wealth Management.  In 2003, Wealth Management’s Asian operations contributed $19 million to the result, compared to $5 million in 2002.  This increase is a result of higher investment earnings on shareholders’ retained earnings with favourable investment markets performance in Asia during 2003.

Corporate & Institutional Banking’s Markets unit experiencing lower revenues largely from reduced trading opportunities and corporate finance activities have also decreased due to the slowing of activities in the region.

Employees

The following tables summarise the Group’s staffing position as at September 30:

	2003 Number	2002 (1) Number	2001 (2) Number
By region
Australia	23,880	24,294	24,897
Europe	13,104	13,542	13,706
New Zealand	4,688	4,560	4,731
United States	136	165	3,506
Asia	732	641	757
Total full-time equivalents (3)	42,540	43,202	47,597

	2003 Number	2002 (1)(2) Number	2001 (2) Number
By line of business
Financial Services Australia	17,233	17,928	19,631
Financial Services Europe	11,423	11,719	12,125
Financial Services New Zealand	4,257	4,277	4,001
Corporate & Institutional Banking	2,612	2,564	2,596
Wealth Management	6,174	6,105	5,559
Other (4)	841	609	3,685
Total full-time equivalents	42,540	43,202	47,597

(1)       Divisional full-time equivalent employees in relation to 2002 have been restated as described in note 3 in the financial report.

(2)       Includes full-time equivalent employees for SR Investment, Inc. (the parent entity of HomeSide US) of 38 at September 30, 2002 and 3,363 at September 30, 2001.

(3)       Full-time equivalent employees (FTEs) includes part-time (pro-rated) and non-payroll FTEs (ie. contractors).

(4)       Includes Corporate Centre functions and prior to March 1, 2002 includes HomeSide US.

The Group’s full-time equivalent employee numbers reduced by 662 or 1.5% from 43,202 for 2002 to 42,540 for 2003.  Excluding the impact of acquisitions in 2003 (Custom Service Leasing (New Zealand) Limited (formerly Hertz Fleetlease Limited), the client custody contracts of Commonwealth Custodian Services Limited and the Commonwealth Bank of Australia and increased interest in Plum Financial Services Limited, and Advance MLC Assurance Co. Ltd) and the sale of HomeSide US in 2002 (refer to page 13 for an explanation on the sale of HomeSide US), full-time equivalent employee numbers decreased 2.4%.  This compares with a 2.4% increase from 2001 to 2002, excluding the impact of the sale of HomeSide US.  The reduction during 2003 has generally resulted from the efficiency improvements as a result of the Positioning for Growth program.

The focus of the Positioning for Growth program has been to improve and streamline processes, create efficiency improvements and realign employees to areas of revenue growth.  This has resulted in a reduction in employee numbers across the Group.

It was recognised early on in the Positioning for Growth program that organisational and process changes would only succeed when supported by a workforce that is empowered and motivated to deliver high quality customer service.  A revitalisation project was established to effect this dynamic of cultural change.  The project launched a wide range of initiatives as a catalyst in the process of cultural renewal; these have been well received by employees and continued to produce the desired outcomes.

In Australia, there was a net decrease in employee numbers of 414 in 2003, having decreased by 603 in the previous year.  Excluding the impact of acquisitions in 2003 (Custom Service Leasing (New Zealand) Limited, the client custody contracts of Commonwealth Custodian Services Limited and the Commonwealth Bank of Australia and increased interest in Plum Financial Services Limited), there was a net decrease in employee numbers of 627 in 2003 mainly resulting from a reduction in employees in Financial Services Australia, as well as in Group support functions.  This was a result of productivity initiatives within Financial Services Australia.

In Europe, employees decreased by 438 in 2003, having decreased by 164 in the previous year.  The net decrease in employees in 2003 resulted from a reduction in employees through initiatives such as outsourcing and efficiency savings in the back office.

In New Zealand, employees increased by 128 in 2003, having decreased by 171 in the previous year.  Excluding the acquisition of Custom Service Leasing (New Zealand) Limited, employees numbers were flat in 2003.

In the United States, employees decreased by 29 in 2003 primarily as a result of the sale of SR Investment, Inc. (the parent entity of HomeSide US) on October 1, 2002.

In Asia, employees increased by 91 in 2003, and decreased by 116 in the previous year (the prior year decrease was a result of 109 joint venture employees being excluded from 2002 in order to apply consistent treatment across the Group).  Excluding the impact of consolidating Advance MLC Assurance Co. Ltd, employees increased by 71 in 2003 due to growth within Wealth Management.

Approximately 42% of Group employees in Australia are members of the Finance Sector Union of Australia (FSU).  Over the last 12 months, the Company continued to have a good relationship with the FSU, especially through the enterprise bargaining process.  A negotiated settlement of a new enterprise agreement with the FSU was certified in the Australian Industrial Relations Commission on October 24, 2002.  This agreement covered many aspects of employment issues such as training, career structures and significant reforms to employee renumeration.

Assets and equity

Year-end total assets increased to $397.5 billion from $377.4 billion at September 30, 2002.  Following the sale of SR Investment, Inc. (the parent entity of HomeSide US) on October 1, 2002, $4.1 billion of total assets were removed from the Group’s balance sheet.  The appreciation of the Australian dollar, primarily against the British pound and US dollar, decreased total assets by $24.1 billion in 2003, compared to a $7.1 billion increase in 2002.  Excluding the impact of the sale of SR Investment, Inc. and exchange rate movements, total assets (in Australian dollar terms) grew $48.3 billion or 13.8% during 2003, primarily reflecting growth in lending.

Year-end total equity increased from $23.3 billion at September 30, 2002 to $27.2 billion during 2003.  The increase in total equity has been due to the consolidation of the registered schemes of the Group’s life insurance statutory funds of $2.5 billion during the year (refer to note 43(e) for further details).  Total parent entity interest in equity increased $1.2 billion to $24.4 billion during 2003.  The movement in the parent entity interest included an increase of $2.6 billion (2002: $0.8 billion) in retained profits, dividend reinvestment and share issues totalling $0.4 billion (2002: $0.5 billion), the issue of $1.0 billion Trust Preferred Securities (2002: $nil) and the general reserves $0.3 billion (2002: $0.2 billion). These factors were offset by $1.6 billion resulting from the on-market share buy-back (2002: $1.2 billion) and the impact of negative movements in the foreign currency translation reserve of $1.5 billion (2002: negative $0.5 billion).

In Australia during 2003, total assets grew by $30.3 billion to $243.7 billion with gross loans and advances increasing by 16.8% to $141.2 billion.  The major contributor to this increase was housing loans, which grew by 21.3% to $83.0 billion, buoyed by a continuing low interest rate environment.  In Australian dollar terms, total assets in Europe decreased by 3.1% to $103.9 billion during 2003.  Excluding the effect of exchange rate movements, total assets in Europe grew by 12.1%, reflecting growth in Corporate & Institutional Banking lending, as well as solid housing lending growth.  In Australian dollar terms, total assets in New Zealand increased by 7.4% to $32.6 billion in 2003.  Excluding the effect of exchange rate movements, total assets in New Zealand increased by 6.2%, buoyed by strong retail lending growth, particularly in relation to housing lending, up 17.9% and growth in other term lending.  In Australian dollar terms, total assets in the United States decreased by 52.4% to $8.3 billion in 2003.  Excluding the effect of exchange rate movements, total assets in the United States fell by 38.1%.  This was due to the sale of SR Investment, Inc. which removed $4.1 billion of assets from the Group’s balance sheet, and reduced activity in Corporate & Institutional Banking.  In Australian dollar terms, total assets in Asia were flat at $9.0 billion in 2003.  Excluding the effect of exchange rate movements, total assets in Asia increased 17.5%, reflecting increased activity in Corporate & Institutional Banking.

Assets and equity adjusted to accord with US GAAP

Year-end total assets calculated in accordance with US GAAP increased to $398.9 billion in 2003 after an increase to $380.3 billion at September 30, 2002.  In US dollar terms, year-end total assets increased by US$64.6 billion, or 31.3%, from US$206.5 billion in 2002 to US$271.4 billion in 2003.  The increase in total assets in 2003 is mainly attributable to the factors outlined above (offset in part by the impact of the strong Australian dollar).  In 2003, total equity under US GAAP reported in Australian dollars remained flat at $23.9 billion.  (Refer to note 58 in the financial report for a detailed reconciliation of total assets and total equity according to US GAAP.)

Return on average equity

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Weighted average equity (1)	20,579	21,172	20,752	17,586	15,915
Return on average equity (%) (1) (2)	18.3	15.1	9.0	17.3	17.8
Return (before significant items) on average equity (%) (1) (2)	18.3	17.0	18.4	18.1	17.3

(1)       Based on amounts attributable to ordinary shareholders.

(2)       Based on average ordinary shareholders funds.

Profitability is measured by return on average equity, which increased to 18.3% in 2003 from 15.1% in 2002 and 9.0% in 2001.  Excluding the impact of significant items, return on average equity increased to 18.3% in 2003 from 17.0% in 2002 and 18.4% in 2001.  This was impacted by growth in the regional financial services and the wealth management businesses during 2003.  Weighted average equity decreased 2.8% due to the impact of the buy-back of ordinary shares, partly offset by the retention of profits within the Company funding business growth.

Earnings and dividends per share

	2003	2002	2001	2000	1999
	Cents	Cents	Cents	Cents	Cents
Earnings per share
Basic	248.9	205.7	121.5	202.3	186.6
Diluted (1)	243.6	202.5	122.8	199.1	183.4
Earnings per share before significant items
Basic	248.9	231.9	247.4	211.3	186.6
Diluted (1)	243.6	227.4	243.2	207.7	183.4
Cash earnings per share
Basic	268.5	222.0	110.7	205.7	201.0
Diluted (1)	262.3	218.2	112.4	202.0	197.0
Cash earnings per share before significant items
Basic	268.5	248.2	236.6	214.8	200.6
Diluted (1)	262.3	243.0	233.0	211.0	197.0
Dividends per share	163.0	147.0	135.0	123.0	112.0

(1)       Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of options, potential conversion of exchangeable capital units, performance rights and partly paid ordinary shares, as set out in note 8 in the financial report.

Basic earnings per share increased 21.0% in 2003 to 248.9 cents, from 205.7 cents in 2002 and 121.5 cents in 2001.  Excluding the impact of significant items, basic earnings per share increased 7.3% for 2003 to 248.9 cents, from 231.9 cents in 2002 and 247.4 cents in 2001.

Basic cash earnings per share increased 20.9% in 2003 to 268.5 cents, from 222.0 cents in 2002, and 110.7 cents in 2001.  Excluding the impact of significant items, basic cash earnings per share increased 8.2% in 2003 to 268.5 cents, from 248.2 cents in 2002 and 236.6 cents in 2001.  The increase in basic cash earnings per share before significant items reflects strong growth in profitability before significant items, goodwill amortisation and the movement in the excess of net market value of life insurance controlled entities.  It further reflects the active capital management activities of the Group during the year, in particular the impact of the continuation of the Company’s ordinary share buy-back program.

An interim dividend of 80 cents per fully-paid ordinary share was paid during the year ended September 30, 2003, compared to an interim dividend of 72 and 67 cents per share in 2002 and 2001 respectively.  The final dividend declared from the 2003 profit was 83 cents per share, an increase of 8 cents, or 10.7% compared with 2002 at 75 cents and 2001 at 68 cents.  The 2003 final dividend was paid on December 10, 2003.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends. Future dividends will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.  The dividend payout ratio for 2003 was equivalent to 60.4% of after tax cash earnings (before significant items).  As a consequence of the planned reinvestment in the European operations, a temporary increase in the dividend payout ratio is expected in 2004.  In addition, the payment of dividends is subject to the restrictions described in note 7 in the financial report.

The interim dividend paid was fully franked and the final dividend was also fully franked.  These dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.  For non-resident shareholders of the Company for Australian tax purposes, the dividends will not be subject to Australian withholding tax.

The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group’s profits that will be subject to Australian income tax and any future changes to the Australian business tax systems as a result of the Australian Commonwealth Government’s tax reform initiatives.

The Company has a bonus share plan enabling shareholders (principally those who do not benefit from dividend imputation) to elect to take all or part of their dividend in the form of unfranked bonus ordinary shares.  The Company’s dividend reinvestment plan permits reinvestment of cash dividends in new ordinary shares.  In addition, the UK dividend plan permits ordinary shareholders to receive dividends paid out of the profits of a UK controlled entity.

Shareholder value

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital then value is being created for shareholders.  To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk, dependent upon performance against EVA® annual growth targets.  Refer to ‘non-GAAP financial measures’ on page 62 for a further discussion on EVA®.

EVA® is a registered trademark of Stern Stewart & Co.

In order to encourage longer-term management decision making and sustained value creation, the Group sets EVA® growth targets for three year periods.  The Group’s EVA® target of 5% compound growth per annum was set in 2000, for the three years ending September 2003.

EVA®’s net operating profit after tax (NOPAT) is based on pre-tax profit, and includes the calculated benefit of imputation credits earned by paying Australian tax.  EVA®’s capital charge is based on an 11.5% per annum cost of capital, applied to a calculation of economic capital that is based on shareholders equity.  EVA®’s NOPAT grew by 8.8% and the capital charge was flat compared to the 2002 year.  The growth in EVA® over the year was $384 million or 29.9%.

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
EVA® net operating profit after tax (1)	4,524	4,157	3,881	3,680	3,328
Deduct: Cost of capital (1)	(2,856)	(2,873)	(2,752)	(2,301)	(1,938)
EVA®	1,668	1,284	1,129	1,379	1,390
Average annual cost of capital (%)	11.5	11.5	11.5	11.4	10.5

(1)       Refer to ‘reconciliation of non-GAAP measures’ on page 6, for a reconciliation.

Liquidity and funding

Liquidity risk is the risk that the Group is unable to meet its financial obligations as they fall due.  These obligations include the repayment of deposits on-demand or at their contractual maturity dates, the repayment of borrowings and loan capital as they mature, the payment of insurance policy benefits, claims and surrenders, the payment of operating expenses and tax, the payment of dividends to shareholders, and the ability to fund new and existing loan commitments.

The Group’s banking entities comply with the regulatory liquidity requirements of the banking regulators in Australia, the UK, the Republic of Ireland, New Zealand, the United States, Singapore, Hong Kong, Korea and Japan as required.  Wealth Management also complies with the regulatory liquidity requirements of their dealers’ licences.  Liquidity within the Group is also managed in accordance with policies approved by the Board, with oversight from regional and Group Asset and Liability Management Committees (refer to ‘liquidity risk’ under ‘risk management’ on page 55 for a detailed discussion).

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

The Group’s primary source of funding is from customer deposits – either on-demand and short-term deposits, and term deposits and bank issued certificates of deposit.  Of total liabilities at September 30, 2003 of $370.3 billion, funding from customer deposits and certificates of deposit amounted to $186.9 billion (50.5%).  Although a substantial portion of customer accounts are contractually repayable within one year, on-demand, or at short-notice, customer deposit balances have traditionally provided a stable source of core long-term funding for the Group.

Deposits taken from the inter-bank market of $45.1 billion as at September 30, 2003 supplement the Group’s customer deposits.

The Group also accesses the domestic and international debt capital markets under its various funding programs.  As at September 30, 2003, the Group had on issue $22.7 billion of term debt securities (bonds, notes and subordinated debt) and currently has the following funding programs available to fund the Group’s general banking businesses:

Short-term funding programs:

•                  US commercial paper program;

•                  Global commercial paper and certificate of deposit program; and

•                  Bank of New Zealand (BNZ) global commercial paper and certificate of deposit program; and

Long-term funding programs:

•                  US medium-term note (MTN) program;

•                  US MTN program (New York branch);

•                  Euro MTN program;

•                  Australian transferable certificates of deposit program;

•                  BNZ domestic bond program;

•                  Yen shelf; and

•                  Australian debt issuance program.

The cost and availability of senior unsecured financing is influenced by credit ratings.  At September 30, 2003(1), the Company’s credit ratings were as follows:

	Short-term debt	Senior long-term debt
Standard & Poor’s Corporation	A-1+	AA
Fitch, Inc.	F1+	AA
Moody’s Investors Service, Inc.	P-1	Aa3

(1) Refer to note 59 for developments up to the date of signing this annual financial report.

The ability to sell assets quickly is also an important source of liquidity for the Group.  The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.  As at September 30, 2003, the Group held $23.7 billion of trading securities and $6.5 billion of available for sale securities.  In addition, the Group held $248.0 billion of loans and advances to customers, of which $95.7 billion is due to mature within one year - although a proportion of these maturing customer loans will be extended in the normal course of business.

Within the Group’s Wealth Management business, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and proceeds from the sale and maturity of investments.  The investment policies adhered to by the Group’s life insurance companies consider the anticipated cash flow requirements by matching cash inflows with projected liabilities.

Based on the level of resources within the Group’s businesses, and the ability of the Group to access wholesale money markets and issue debt securities should the need arise, overall liquidity is considered more than sufficient to meet current obligations to customers, policyholders and debtholders.

The following table sets out the amounts and maturities of the Group’s contractual cash obligations at September 30, 2003:

	Payments due by period
	Less than 1 year	1 to 3 year(s)	3 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Long-term debt – dated	4,540	6,793	5,975	5,410	22,718
Operating leases	167	343	324	958	1,792
Total contractual cash obligations	4,707	7,136	6,299	6,368	24,510

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities, including life insurance policy liabilities.  At September 30, 2003, the Group had $1,743 million of undated long-term debt outstanding.

The following table sets out the amounts and maturities of the Group’s contingent liabilities and other commercial commitments at September 30, 2003:

	Amount of commitment expiration per period
	Less than 1 year	1 to 3 year(s)	3 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	3,043	145	76	10	3,274
Letters of credit	4,364	617	193	697	5,871
Performance-related contingencies	2,092	86	66	25	2,269
Other contingent liabilities	116	—	1	—	117
Other commercial commitments
Other binding credit commitments (1)	56,312	8,964	2,372	2,735	70,383
Investment commitments (2)	454	—	—	—	454
Total commercial commitments	66,381	9,812	2,708	3,467	82,368

(1)       Credit-related commitments arise from contracts entered into in the normal course of business generally relating to financing needs of customers (refer to note 45 in the financial report).

(2)       In the normal course of business of the Group’s life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

Refer to note 45 in the financial report for further discussion of ‘contingent liabilities and credit commitments’.

Special purpose entities

Special purpose entities (SPEs) are entities that are typically set up for a specific, limited purpose and generally would not enter into an operating activity or have any employees.

The primary purposes of SPEs relating to the Group are as follows:

•                  to obtain an alternative form of funding by the securitisation of certain Group assets;

•                  to assist customers to securitise their assets;

•                  to provide diversified funding sources to customers; and

•                  to tailor new products to satisfy customers’ funding requirements.

The most common form of SPEs involves the acquisition of financial assets that are funded by the issuance of securities to external investors.  The repayment of these securities is determined by the performance of the assets acquired by the SPE.  These vehicles form an integral part of many financial markets.

The Group generally does not hold any subordinated or residual interest in SPEs that it sponsors or sets up.  The Group may provide standby liquidity facilities to SPEs.  Exposures that relate to such facilities are included within contingent liabilities and credit-related commitments (refer to note 45 in the financial report).  Generally, an SPE may only make a drawing under a standby liquidity facility in certain limited circumstances such as ‘market circumstances’ (where commercial paper is unable to be issued at an economic rate on a maturity date).  Standby liquidity facilities are not available to be drawn where an obligor defaults in respect of assets held by an SPE.  If such an event occurs, the commitment in respect of the liquidity facility is reduced to the extent of the amount in default.

An important feature of financial accounts prepared under Australian GAAP is that they are required to present a true and fair view, which includes reflecting the economic substance of transactions and arrangements and not just their legal form or structure.

Australian Accounting Standard AASB 1024 “Consolidated Accounts” (AASB 1024) requires a company to consolidate entities it controls and not just entities in which it has majority ownership.  Therefore, an SPE would be required to be consolidated if the Group had the capacity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of the SPE, so as to enable the SPE to operate with it in pursuing the objectives of the Group.

Further, Urgent Issues Group Abstract 28 “Consolidation - Special Purpose Entities” provides additional guidance as to some of the factors that would indicate control relating to the activities, decision making powers, risks and benefits of an SPE that would generally require the SPE to be consolidated.

An SPE is consolidated in the Group if it either meets the requirements of AASB 1024 or if the risks and rewards associated with the SPE lie with the Group such that the substance of the relationship is that of a controlled entity.  Substance over form means examining all the agreements in relation to the transaction, including side letters or agreements relating to either the provision of guarantees or collateral on loans, or equity funding based on the value of the entity.

The Group, in the ordinary course of business, has established or sponsored the establishment of SPEs for various types of transactions, which are described below along with their Australian GAAP treatment.

Asset securitisation

The Group makes limited use of asset securitisation arrangements.  SPEs for securitisation are created when the Group has a financial asset (ie. a residential mortgage loan portfolio), which it sells to an SPE.  The SPE in turn sells interests in the asset as securities to investors.  This type of securitisation program benefits the Group by providing an alternative source of funding and enables the Group to monetise long-term assets which positively impacts the Group’s regulatory capital requirements and reduces the Group’s credit exposure.

The Group does not recognise the assets and liabilities of these SPEs and they are not reported on the Group’s statement of financial position at September 30, 2003.  This is because the risks and rewards of the assets in the SPEs no longer lie with the Group (ie. the Group no longer retains any significant exposure to the returns on these assets).  Further, the Group does not retain control over the financial or operational decision-making of these SPEs.

During the year ended September 30, 2001, the Group securitised Australian loans amounting to $1,924 million through its HomeSide Mortgage Securities Trust 2001-1 securitisation program.  No loans were securitised during the 2003 financial year.  Class A mortgage-backed floating rate notes of US$1.06 billion were issued into offshore markets and Class B notes of $20 million were issued into the Australian domestic debt capital market.  Outstanding securitised loans of the program totalled $585 million as at September 30, 2003 (2002: $929 million).  The securities issued by the program do not represent liabilities of the Company or the Group.  Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the program except to the limited extent provided in the transaction documents for the program through the provision of arm’s length services and facilities.  The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities.  The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support.  The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances.  Certain administrative activities and the provision of interest rate and currency swaps have been transacted with the SPE on an arm’s length basis.  (Refer to notes 1 and 16 in the financial report for additional information).

Multi-seller securitisation conduits

The Group manages two multi-seller securitisation conduits, Titan and Quasar.  These conduits provide off-balance sheet funding for the Group’s corporate customers.  This type of securitisation program has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to our customers.  These securitisation conduits use SPEs to provide access to funding via the asset-backed commercial paper and MTN investor markets.

These securitisation arrangements generally involve the sale of financial assets by customers to SPEs, which then issue commercial paper or MTNs to fund the purchases.  The assets acquired by the conduits, which totalled $1,863 million at September 30, 2003, included debt securities, mortgages, lease receivables, commodity receivables and loans.  These financial assets represent assets in which the Group has no interest and which are not reported on the Group’s statement of financial position at September 30, 2003.  Certain administrative activities and the provision of liquidity and credit facilities to the programs are performed by the Group under arm’s length contracts that it, or the conduits’ independent board of directors, can terminate.  Fees received by the Group for performing these services are recorded as fees and commission income when earned.

Repackaging securitisation

The Group sponsors and manages a repackaging securitisation vehicle, Script Securitisation Pty Ltd (Script).  Script acquires debt instruments and, through the application of derivatives, generates master-funded repackaged debt instruments for sale to customers of the Group. This type of securitisation arrangement has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to our customers.  The Group has no interest in the debt instruments acquired and these instruments are not reported on the Group’s statement of financial position at September 30, 2003.

Structured finance transactions

The use of an SPE to isolate cash flows and assets is common in the banking industry to enable a customer to minimise their funding cost or maximise their investment returns, and the bank to have access to specific collateral.  The Group has relationships with numerous SPEs to provide financing to customers.  Any financing relationships are entered into under normal lending criteria and are subject to the Group’s credit approval process.  The assets arising from these financing activities are generally included in loans and advances to customers, investment securities, or shares in entities and other securities depending on the economic substance of the transaction.  The Group also has relationships with SPEs to enable the placement of customers’ surplus funds with the Group.  These surplus funds are in all cases included in the Group’s statement of financial position as deposits and other borrowings.

Capital resources

	2003	2002	2001
	$m	$m	$m
Total equity (parent entity interest)	24,407	23,184	23,489
Outside equity interest - Other	69	67	68
Perpetual floating rate notes	367	460	507
Exchangeable capital units	1,262	1,262	1,262
Total liquidity and capital resources	26,105	24,973	25,326

The Group assesses its capitalisation against market, regulatory and ratings agency expectations, having regard to Australian and international peers and the Group’s own asset base, risk profile and capital structure.  The Group believes it has sufficient capital to meet current and future commitments.

As indicated in the above table, the Group’s capital position increased during the year, primarily due to the issue of $975 million in Trust Preferred Securities  (refer to note 34 in the financial report for further discussion on the Trust Preferred Securities).  The Group has a history of internally generating capital through retained profits and has traditionally relied on retained profits to augment its capital resources to allow for real and inflation-induced growth in its asset base.  The capital position also increases from the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP), issue of shares under the share purchase plan (SPP) and share issues pursuant to employee share and option plans.

During the years ended September 30, 2003, 2002 and 2001, 10.8 million, 13.8 million and 23.5 million fully paid ordinary shares were issued under the DRP, BSP and SPP to shareholders at varying prices.

In November 2001, the Group adopted a continuing policy to buy back fully paid ordinary shares equal to new shares issued under the Group’s various share and option plans.  In May 2002, the Group announced its intention to extend the buy-back program until September 30, 2003, and to increase the value of shares subject to the buy-back by an additional $1,000 million.  The DRP was also modified by introducing a cap of 15,000 on the number of shares per shareholder eligible to participate in the DRP.  On August 28, 2002, following the announcement of the sale of SR Investment, Inc. (the parent entity of HomeSide US), the Group announced a further increase of $750 million in the value of shares subject to the ongoing share buy-back.  On October 1, 2003 the Company announced its intention to buy back ordinary shares on market approximately equal to the number of shares issued under the Company’s dividend package plans and staff share and option plans.  The Company had expected this to be up to approximately 25,500,000 ordinary shares over the period from November 11, 2003 until September 30, 2004.  However the Company announced on March 24, 2004 that it was terminating this share buy back program.

During 2003, the Group bought back 48,949,487 ordinary shares.  The shares were bought back at an average price of $31.98 per share, thereby reducing ordinary equity by $1,565 million.  The highest price paid was $34.35 per share and the lowest price paid was $28.40 per share.  All buy-backs are subject to appropriate pricing parameters and an assessment of the circumstances facing the Group at the relevant time.

Capital adequacy

As at September 30, 2003, the Group’s total capital adequacy ratio was 9.7%, consisting of Tier 1 capital of 7.8%, Tier 2 capital of 3.3% and deductions of 1.4%.

The Group’s primary prudential supervisor is APRA.  APRA imposes capital adequacy requirements on banks, the prime objective of which is to ensure that an adequate level of capital is maintained, thereby providing a buffer to absorb unanticipated losses from activities.  Consistent with the international standards of the Basel Committee on Banking Supervision, APRA’s approach to assessing capital adequacy of banks focuses on three main elements: the credit risk associated with a bank’s exposures, the market risk associated with a bank’s trading activities, and the form and quantity of a bank’s capital.

In order to provide a broad indication of relevant credit risk, all assets are risk weighted according to four categories (0%, 20%, 50% and 100%).  The assets to which those weightings apply are described more fully below (refer to ‘risk-adjusted assets and off-balance sheet exposures’).  Off-balance sheet transactions are converted to balance sheet equivalents, using a credit conversion factor, before being allocated to a risk-weighted category.

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

Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices pertaining to interest rate-related instruments and equities in the trading book, and foreign exchange risk and commodity risk throughout the Group.  APRA’s current capital requirements for market risk, which involve creating equivalent risk-weighted exposures (refer to ‘risk-adjusted assets and off-balance sheet exposures’) are broadly consistent with the Basel Committee on Banking Supervision’s recommendations.

For regulatory purposes, capital comprises two elements, eligible Tier 1 and Tier 2 capital, from which certain deductions are made to arrive at Tier 1 and Tier 2 capital.  Tier 1 capital includes paid-up ordinary shares, hybrid instruments (such as National Income Securities), non-cumulative irredeemable preference shares, reserves (other than asset revaluation reserves), retained profits less goodwill and other intangible assets.  In addition, where recognised future income tax benefits are greater than deferred income tax liabilities, the net future income tax benefit is deducted from Tier 1 capital.  Tier 2 capital includes asset revaluation reserves, general provision for doubtful debts (net of associated future income tax benefits), certain hybrid debt/equity instruments, and subordinated long-term debt.

The total amount of the resultant capital is subject to further deductions to form the capital base.  Such deductions include net assets in controlled entities that are deconsolidated for regulatory capital purposes and holdings of capital instruments in other non-subsidiary banks.  Tier 1 capital must constitute at least 50% of the capital base.

Under guidelines issued by APRA, investments in life insurance and funds management are deconsolidated for the purposes of calculating capital adequacy and those activities are excluded from the calculation of risk-weighted assets. The tangible component of the investments comprised of the embedded value and value of future business are deducted at the capital base level.  The intangible component (the difference between acquisition costs and tangible assets) is deducted from Tier 1 capital. Additionally, any profits from these entities included in the Group’s results, to the extent that they have not been remitted to the Company in the form of dividends are excluded from the determination of Tier 1 capital.

As the measure of capital adequacy, Australian banks are required to maintain a minimum ratio of capital base to total risk-weighted assets of 8%, of which a minimum of 4% must be held in Tier 1 capital.  The numerator of the ratio is the capital base.  The denominator of the ratio is the total risk-weighted asset exposure (ie. sum of credit risk-weighted exposures and the equivalent market risk-weighted exposure).

The Basel Committee on Banking Supervision has released wide-ranging and detailed proposals for the reform of capital adequacy guidelines for banks in the Basel II.  The Basel Committee on Banking Supervision’s reform objective is to develop more risk-sensitive, internationally-accepted, capital adequacy guidelines that are aligned more accurately with the individual risk profiles of banks.

Refer to Basel II Capital Accord on page 15 for further information.

Capital ratios

	2003	2002	2001
	%	%	%
Tier 1	7.8	7.8	7.5
Tier 2	3.3	3.7	3.9
Deductions	(1.4)	(1.3)	(1.2)
Total capital	9.7	10.2	10.2

The capital ratios at September 30, 2003, include the effect of the on-market share buy-back program, and the issue of the Trust Preferred Securities.

Regulatory capital

	2003	2002	2001
	$m	$m	$m
Tier 1
Contributed equity	9,728	9,931	10,725
Reserves	893	2,105	2,427
Retained profits	13,786	11,148	10,337
Outside equity interest	2,804	67	68
Estimated reinvestment under the dividend reinvestment plan (1)	140	127	365
Deduct:
Asset revaluation reserve	(16)	(7)	(16)
Goodwill	(740)	(775)	(876)
Intangible component of investment in non-consolidated controlled entities (2)	(2,448)	(2,448)	(2,448)
Estimated final dividend (3)	(1,248)	—	—
Fair value of mortgage servicing rights (10% of MSR)	—	(131)	(507)
Deconsolidation of wealth management profits net of dividends	(290)	(719)	(777)
FITB (excluding FITB on the general provision for doubtful debts)	(66)	—	—
Non-qualifying outside equity interest (2)	(2,804)	(67)	(68)
Total Tier 1 capital	19,739	19,231	19,230
Tier 2
Asset revaluation reserve	16	7	16
General provisions for doubtful debts	1,248	1,414	1,538
Perpetual floating rate notes	367	460	507
Exchangeable capital units	1,262	1,262	1,262
Dated subordinated debt	5,390	6,174	6,815
Notional revaluation of investment securities to market	37	12	11
Total Tier 2 capital	8,320	9,329	10,149
Total Tier 1 and 2 capital	28,059	28,560	29,379
Deductions (4)	(3,591)	(3,253)	(3,225)
Total regulatory capital	24,468	25,307	26,154

(1)       The amount is derived from reinvestment experience on the Company’s dividend reinvestment and bonus share plans.

(2)       Refers to controlled entities that are required to be de-consolidated for regulatory capital adequacy purposes.

(3)       The Group has adopted the new Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”, which has resulted in a change in the accounting for dividend provisions.  Under APRA guidelines the estimated dividend must be deducted from Tier 1 capital.

(4)       Includes $2,959 million investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1).

Risk-adjusted assets and off-balance sheet exposures

	2003	Balance 2002	2001	Risk weights	Risk-adjusted balance (1)
					2003	2002	2001
	$m	$m	$m	%	$m	$m	$m
Assets
Cash, claims on Reserve Bank of Australia, Australian Commonwealth and State Governments, OECD central governments and central banks (2)	29,867	25,191	21,663	0	—	—	—
Claims on Australian banks, local governments and banks incorporated in OECD countries	32,361	45,053	47,438	20	6,472	9,011	9,488
Housing loans (3)	104,712	88,212	81,515	50	52,356	44,106	40,757
All other assets	157,349	163,854	166,843	100	157,349	163,854	166,843
Total assets (4)	324,289	322,310	317,459		216,177	216,971	217,088

	Contract or notional amount 2003	Credit equivalent amount 2003	Risk weights	Risk-adjusted balance (1)
				2003	2002	2001
	$m	$m	%	$m	$m	$m
Off-balance sheet exposures
Financial guarantees, standby letters of credit and other letters of credit	11,646	10,338	0 - 100	9,872	7,788	9,115
Performance-related guarantees, warranties and indemnities	2,712	1,356	0 - 100	1,319	1,452	1,347
Commitments to provide finance facilities with residual term to maturity of over 12 months and other commitments	91,416	14,713	0 - 100	11,252	11,032	15,672
Foreign exchange, interest rate and other market-related transactions (5)	1,554,207	34,386	0 - 50	9,688	7,120	10,817
Total off-balance sheet exposures	1,659,981	60,793		32,131	27,392	36,951
Total risk-adjusted assets				216,177	216,971	217,088
Total risk-adjusted assets and off-balance sheet exposures - credit risk				248,308	244,363	254,039
Add: Risk-adjusted assets - market risk (6)				4,057	3,475	3,474
Total assessed risk exposure				252,365	247,838	257,513

(1)                               Claims secured by cash, government securities or guarantees from banks and governments reflect the risk weight attaching to the collateral security or a direct claim on the guarantor.

(2)                               Short-term claims on the Australian Commonwealth Government are those with a residual term to maturity of less than 12 months; longer-term claims are those with residual term to maturity of greater than 12 months.  Both categories held in the banking book attract a 0% risk weighting.

(3)                               Housing loans approved after September 5, 1994 having a loan to market valuation ratio in excess of 80% must be risk weighted at 100%.  However, these loans may qualify for the 50% risk weighting if they are covered by an adequate level of mortgage insurance provided by an acceptable lenders mortgage insurer.  These loans are reported under ‘all other assets’.

(4)                               Total assets differ from those in the Group’s statement of financial position due to the adoption of APRA’s classification of certain items for capital adequacy purposes, particularly goodwill and general provision for doubtful debts.  In addition, fair values of trading derivative financial instruments have been excluded as they have been incorporated into the calculation of the credit equivalent amount of off-balance sheet exposures.

(5)                               Refer to note 46 for additional information on derivative financial instruments.

(6)                               Under APRA Prudential Standard APS 113 “Capital Adequacy: Market Risk”, Australian banks are required to hold sufficient levels of capital to cover market risk.

Gross loans and advances

Average balances

	2003	2002	2001
	$bn	$bn	$bn
Average gross loans and advances
Australia	130	113	102
Overseas	114	103	99
Total average gross loans and advances	244	216	201

The diversification and size of the Group is such that its lending is widely spread both in terms of geography and types of industries served.  The loan portfolio continues to consist of short-term outstandings with 38.6% of the loans at September 30, 2003 maturing within one year and 21.2% maturing between one year and five years.  Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.  The average balance of loans and advances in 2003 equated to 63.9% of the average total assets of the Group.  This compares with 59.5% in 2002 and 56.7% in 2001.

The loan portfolio within Australia is largely comprised of real estate lending ($83.0 billion) which equates to 58.9% of the Australian portfolio at September 30, 2003.  The loan portfolio overseas comprised of real estate lending of $28.5 billion or 25.6%, other commercial and industrial lending of $22.3 billion or 20.0% financial, investment and insurance lending of $24.4 million or 22.0% of the overseas portfolio as at September 30, 2003.  The nature of the Group’s lending reflects the operations of the Group’s five discrete business segments, and the regional lending markets in which these segments operate.  These segments include three financial services businesses, or retailing arms, Corporate & Institutional Banking and Wealth Management.  The financial services businesses operate in Australia, Europe and New Zealand, however, Corporate & Institutional Banking and Wealth Management operate across a number of regions (including Australia).  This is reflected in the composition of the Group’s lending portfolio.

Average gross loans and advances increased $28.7 billion or 13.3% to $244.2 billion in 2003, from $215.5 billion in 2002 and $201.3 billion in 2001.  A continuing low interest rate environment assisted the growth in lending volumes, particularly in relation to housing.

Australian average gross loans and advances accounted for 53.5% of the total average gross loans and advances in 2003, compared with 52.3% in 2002 and 50.7% in 2001.  Australian average gross loans and advances increased $17.8 billion, or 15.8% to $130.5 billion in 2003, from $112.7 billion in 2002 and $101.9 billion in 2001.  The increase mainly reflects strong growth in housing lending.

Overseas average gross loans and advances increased $10.8 billion, or 10.6% to $113.6 billion in 2003, from $102.8 billion in 2002 and $99.3 billion in 2001. The increase mainly related to Europe and New Zealand, reflecting strong housing growth and higher Corporate & Institutional Banking lending.

Loans by industry for the Group as at September 30, 2003

		Australia	Europe	New Zealand	United States	Asia	Total
		$m	$m	$m	$m	$m	$m
	Government and public authorities	498	374	208	315	114	1,509
	Agriculture, forestry and fishing	5,368	2,049	3,611	12	46	11,086
	Financial, investment and insurance	6,053	19,159	3,288	1,083	887	30,470
	Real estate - construction	1,935	1,647	164	512	188	4,446
	Manufacturing	2,630	3,877	1,053	463	840	8,863
	Real estate - mortgage	83,018	16,552	11,337	—	580	111,487
	Instalment loans to individuals and other personal lending (including credit cards)	12,473	11,560	1,499	—	—	25,532
	Lease financing	7,596	7,323	27	—	31	14,977
	Other commercial and industrial	21,497	13,466	6,795	1,259	745	43,762
	Total gross loans and advances	141,068	76,007	27,982	3,644	3,431	252,132
Deduct:	Unearned income	(1,041)	(892)	—	—	—	(1,933)
	Provisions for doubtful debts	(1,204)	(782)	(144)	(95)	(15)	(2,240)
	Total net loans and advances	138,823	74,333	27,838	3,549	3,416	247,959

In Australia, net loans and advances grew by $20.1 billion, or 17.0% to $138.8 billion at September 30, 2003, with strong growth in housing lending and other personal lending.  Residential mortgage loans increased by $14.6 billion, or 21.3% to $83.0 billion, aided by a low interest rate environment and consumer confidence.  Financial, investment and insurance lending grew by $3.0 billion, or 98.3% during 2003 to $6.1 billion, primarily in relation to growth in securities under reverse repurchase agreements.

In Europe, net loans and advances decreased by $1.7 billion, or 2.3% to $74.3 billion at September 30, 2003; however, excluding the impact of exchange rate movements, net loans and advances grew by 13.1%.  Financial, investment and insurance lending increased 42.4%, reflecting growth in Corporate & Institutional Banking lending of securities under reverse repurchase agreements.

In New Zealand, net loans and advances grew by $2.3 billion, or 8.9% to $27.8 billion at September 30, 2003; however, excluding the impact of exchange rate movements, net loans and advances grew by 7.5%.  Growth was principally in relation to residential mortgages up 19.0%, reflecting the success of products such as GlobalPlus and Fly Buys housing loans, and increased other commercial and industrial lending in Corporate & Institutional Banking.

In the United States, net loans and advances decreased by $3.6 billion, or 50.1% to $3.6 billion at September 30, 2003; however, excluding the impact of exchange rate movements, net loans and advances decreased by 38.7%, resulting primarily from movements in end of period loan balances in relation to the Corporate & Institutional Banking operations.

In Asia, net loans and advances decreased by $0.5 billion, or 12.5% to $3.4 billion at September 30, 2003, resulting from movements in end of period loan balances in relation to the Corporate & Institutional Banking operations.

Asset quality disclosures, charge to provide and provisions for doubtful debts

Non-accrual loans

	Gross	2003 Specific provision	Net	Gross	2002 Specific provision	Net
	$m	$m (1)	$m	$m	$m (1)	$m
Australia	658	238	420	888	299	589
Europe	373	127	246	545	145	400
New Zealand	202	15	187	27	4	23
United States	145	41	104	128	51	77
Asia	1	1	—	2	1	1
Total	1,379	422	957	1,590	500	1,090

Percentage of risk-weighted assets	0.5%	0.2%	0.4%	0.6%	0.2%	0.4%

	2003	2002	2001
	$m	$m	$m
Net non-accrual loans	957	1,090	1,204
Equity (parent entity interest)	24,407	23,184	23,489
Percentage of net non-accrual loans to equity	3.9%	4.7%	5.1%

(1) Includes specific provisions for impaired off-balance sheet credit exposures.

Total non-accrual loans less specific provision for doubtful debts at September 30, 2003 were $957 million, a decrease of $133 million, or 12.2% from the 2002 balance of $1,090 million.  This decrease reflects an improvement in asset quality following a review of loan portfolios, most notably in relation to Corporate & Institutional Banking, with a view to reducing their risk profile. The balance also reflects the impact of a recovery  of a large non-accrual loan in Financial Services Europe.

Gross non-accrual loans (being, non-accrual loans before specific provision for doubtful debts) at September 30, 2003 were $1,379 million, a decrease of $211 million, or 13.3% from the balance at September 30, 2002.

The Group’s gross non-accrual loans to risk-weighted assets were 0.5% at September 30, 2003, a decrease from 0.6% at September 30, 2002, primarily reflecting an improvement in asset quality in relation to the Group’s balance sheet (refer comment noted above).  The Australian component of the gross non-accrual loans at September 30, 2003 was $658 million, decreasing $230 million, or 25.9% from 2002.  In Europe, gross non-accrual loans decreased by $172 million or 31.6% to $373 million; however, excluding the impact of exchange rate movements, gross non-accrual loans decreased by 20.8%.  In New Zealand, gross non-accrual loans increased by $175 million to $202 million; however, excluding the impact of exchange rate movements non-accrual loans increased by 656.6%, reflecting the status of a large corporate exposure in Corporate & Institutional Banking.  In the United States, gross non-accrual loans increased by $17 million to $145 million; however, excluding the impact of exchange rate movements, gross non-accrual loans increased 39.5%, reflecting the status of a small number of large corporate exposure in Corporate & Institutional Banking.

The Group has specialist Credit Restructuring units operating in each region, which continues to result in the earlier identification and workout of problem loans.

Provisions for doubtful debts closing balance by region

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m

Australia
General	955	971	1,140	1,056	995
Specific (1)	248	219	266	208	231
	1,203	1,190	1,406	1,264	1,226
Europe
General	641	809	803	642	528
Specific (1)	141	169	222	178	164
	782	978	1,025	820	692
New Zealand
General	130	135	154	137	132
Specific (1)	14	10	10	14	22
	144	145	164	151	154
United States
General	56	75	85	383	377
Specific (1)	39	48	5	51	15
	95	123	90	434	392
Asia
General	11	32	25	20	23
Specific (1)	5	2	5	3	26
	16	34	30	23	49
Group
General	1,793	2,022	2,207	2,238	2,055
Specific (1)	447	448	508	454	458
Total provisions for doubtful debts	2,240	2,470	2,715	2,692	2,513
Percentage of risk-weighted assets	0.9%	1.0%	1.1%	1.1%	1.3%

(1) Excludes specific provisions for impaired off-balance sheet credit exposures.

Total provisions for doubtful debts, excluding off-balance sheet credit exposures, held at September 30, 2003 were $2,240 million or 0.9% of risk-weighted assets, compared with $2,470 million or 1.0% of risk-weighted assets at September 30, 2002.  Of the total provisions for doubtful debts at September 30, 2003, the general provision represented $1,793 million or 0.7% of risk-weighted assets.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘Certain services provided by the external auditor - matters related to independence’ on page 17 in the ‘Business overview’ section.

Credit quality data

The Group has adopted a statistically-based provisioning methodology to determine its general provision for doubtful debts (refer to notes 1(q) and 17 in the financial report).  Under this methodology, the Group estimates the level of losses inherent but not specifically identified in its existing credit portfolios at balance date.

For retail lending (smaller-balance homogeneous loans), the general provision is assessed at a portfolio level and is based on product loss rates, to make a provision for losses inherent in the portfolio but not yet identified at balance date.  These rates are determined by reference to observed historical loss experience for the relevant product types.

In respect of non-retail lending, the amount of the general provision is determined by multiplying the customer’s probability of default by the loss given default.  The probability of default is determined by the Group’s internal customer rating system.  Internal ratings are assigned at the customer level.  This system utilises objective, verifiable external data, such as external credit ratings, and is supplemented with an assessment of economic and industry outlooks, conducted by the Group’s discrete specialist economics unit.  The loss given default is the amount of an individual loan at risk having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.

The operation of the statistically-based provisioning methodology is such that when individual loans are impaired, a specific provision will be raised by making a transfer from the general provision for doubtful debts.  The general provision for doubtful debts is then re-established based on the remaining portfolios of credit exposures applying the above methodology.

The specific provision for doubtful debts is established to cover all identified doubtful debts and is recognised when there is reasonable doubt over the collectability of principal and interest in accordance with the loan agreement (‘an impaired loan’).  Amounts provided for are determined by specific identification or by management’s determination of probable losses for individual loans that are considered impaired in relation to loan portfolios where specific identification is impracticable.  All bad debts are written-off against the specific provision for doubtful debts in the reporting period in which they are classified as irrecoverable.

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Provisions for doubtful debts
Specific (excluding off-balance sheet credit exposures)	447	448	508	454	458
General	1,793	2,022	2,207	2,238	2,055
Gross non-accrual and restructured loans	1,379	1,596	1,736	1,471	1,573
Charge to profit and loss account	633	697	989	588	581

Ratios (1)%		%	%	%	%
Provisions for doubtful debts at year end as a percentage of year-end loans (before provisions)
Specific	0.18	0.19	0.24	0.23	0.27
General	0.71	0.86	1.04	1.12	1.21
	0.89	1.05	1.28	1.35	1.48
Provisions for doubtful debts at year end as a percentage of year-end loans and acceptances (before provisions)
Specific	0.16	0.18	0.22	0.20	0.24
General	0.66	0.79	0.95	1.00	1.07
	0.82	0.97	1.17	1.20	1.31
Provisions for doubtful debts at year end as a percentage of year-end risk-weighted assets
Specific	0.18	0.18	0.20	0.19	0.23
General	0.71	0.82	0.86	0.94	1.04
	0.89	1.00	1.06	1.13	1.27

Ratios (1)	2003	2002	2001	2000	1999
	%	%	%	%	%
Non-accrual and restructured loans as a percentage of year-end loans (before provisions)	0.55	0.68	0.82	0.74	0.93
Charge to profit and loss account as a percentage of
Year-end loans	0.25	0.30	0.47	0.29	0.34
Year-end loans and acceptances	0.23	0.27	0.43	0.26	0.30
Average loans and acceptances	0.24	0.29	0.44	0.29	0.29
Year-end risk-weighted assets	0.25	0.28	0.38	0.25	0.29

(1) Ratios exclude specific provisions for impaired off-balance sheet credit exposures.

Provisioning coverage ratio

The provisioning coverage ratio (ie. the level of provisioning for non-accrual loans) is determined having regard to all identifiable losses anticipated to result from non-accrual loans.  The identifiable losses anticipated is management’s determination of probable losses for individual loans that are considered impaired. This considers all available information, including future cash flows, the effective rate of interest, the secondary market value of the loan and the fair value of collateral.  The estimate is not determined over the life of the loan, only at the point at which the loan is considered impaired.  Accordingly, the balance of the specific provision is maintained equal to the total of all estimated losses.

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

The actual levels of specific provisioning set aside to cover estimated losses on loans which are considered to be sufficiently non-accrual and impaired to warrant raising of a provision are set out below:

	2003	2002	2001
	%	%	%
Specific provision coverage (1)	30.7	31.3	30.4
Total provision coverage (1)	163.4	161.0	160.5

(1) Ratios include specific provisions for impaired off-balance sheet credit exposures.

The general provision provides further coverage against these loans of 130.0% at September 30, 2003, bringing total effective coverage to 163.4%.

Deposits and other borrowings

Total deposits and other borrowings (net of set-offs) increased by $3.3 billion, or 1.6% to $210.1 billion at September 30, 2003, compared with $206.9 billion at September 30, 2002.  Excluding the effect of exchange rate movements during 2003, deposits and other borrowings increased by 8.8%.  The increase was the result of business growth, aided by the general increase in cash deposits with investor sentiment causing investors to seek safe, lower risk investments.

Non-interest-bearing deposits at September 30, 2003 represent 6.2% of total deposits compared to 6.6% at September 30, 2002.

In Australia, deposits and other borrowings increased by $19.6 billion or 20.6% to $114.5 billion.  In Europe, deposits and other borrowings decreased by $15.5 billion, or 21.2% to $57.6 billion; however, excluding the impact of exchange rate movements, the decrease was 8.8%.  In New Zealand, deposits and other borrowings increased by $1.4 billion, or 6.5% to $22.3 billion; however, excluding the impact of exchange rate movements, the increase was 5.4%.  In the United States, deposits and other borrowings decreased by $2.5 billion, or 17.2% to $11.8 billion; however, excluding the impact of exchange rate movements, the increase was 1.6%.  In Asia, deposits and other borrowings remained flat.

Deposits and other borrowings for the Group as at September 30, 2003

	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest (net)	5,724	5,868	930	529	2	13,053
On-demand and short-term deposits	48,428	28,205	6,192	4,301	106	87,232
Certificates of deposit	15,902	11,433	3,363	503	—	31,201
Term deposits	26,653	12,119	10,236	2,548	3,861	55,417
Borrowings	17,754	2	1,540	3,947	—	23,243
Total deposits and other borrowings	114,461	57,627	22,261	11,828	3,969	210,146

Assets under management and administration

The assets of the Group as reported on the statement of financial position include certain assets managed on behalf of others, for instance, where statutory funds and registered schemes are required to be consolidated by the Group under Australian Accounting Standards.  Assets on trust relate to funds held in trust by the Group’s trust services businesses.  The Group and its associated entities also manage and perform administration for entities such as superannuation funds and unit trusts, the assets of which do not form part of the total assets recorded on the Group’s statement of financial position, as set out below:

	2003	2002	2001
	$m	$m	$m
By type
Assets under management	58,390	51,794	51,333
Assets under administration	9,414	7,677	6,055
Assets on trust	5,289	5,123	6,449
Total assets under management and administration	73,093	64,594	63,837

By region
Australia	66,225	60,138	59,865
Europe	4,322	1,835	1,774
New Zealand	2,030	2,151	1,777
Asia	516	470	421
Total assets under management and administration	73,093	64,594	63,837

By investor
Retail	56,554	52,073	53,112
Corporate	16,539	12,521	10,725
Total assets under management and administration	73,093	64,594	63,837

Total assets under management and administration increased by 13.2% to $73,093 million at September 30, 2003, compared with $64,594 million at September 30, 2002.  The growth in total assets under management and administration reflects funds flow and investment returns as a result of improved investment markets in the six months to September 30, 2003.

Risk management

Management of risk is fundamental to the business of being a financial services provider and is an essential element of the Group’s strategy.  Financial services organisations face an array of risks.

An enterprise-wide risk management model structure implemented throughout the Group comprises a common policy framework and a set of controls to achieve standardisation of risk/reward practices across the Group.  Each business unit is responsible for the identification and quantification of the particular risks it is exposed to and for implementation of appropriate policies, procedures and controls.

Overview and monitoring of this process throughout the Group is undertaken by Risk Management.  Risk Management comprises Credit Risk Management, Internal Audit, Operational Risk and Insurance, Regulatory Compliance, Market Risk and Prudential Control, Legal, Corporate & Institutional Banking Risk Management and Wealth Management Risk Management.

Risk Management’s role is to monitor and systematically assess the Group’s risk profile in existing and proposed business operations, and to assist business units in the design and implementation of appropriate risk management policies and strategies.  Risk Management also works with the businesses to promote awareness of the need to manage risk.

Developments continue to be made in the quantification of risks, and the allocation of appropriate risk capital.  Portfolio management methods are being adopted to manage the Group’s risk profile.  Modelling to forecast future risk management trends is being used increasingly to assist in decision making.  This will continue to increase in importance as the Group prepares to implement Basel II across the various risk streams.

Risk Management prepares and submits the Group risk profile to the Board.  This document profiles the major recognised on-balance sheet and off-balance sheet strategy, performance and operational risks, together with procedures for their day-to-day responsibility, control and management.

A Risk Committee of the Board has been established to review in greater detail the Group’s risk and return appetite and oversee the Group’s overall control framework.  This Risk Committee will have cross membership with the Audit Committee.

The Risk Committee covers key elements of risk, including regulatory compliance, operational risk, market risk and prudential control, internal audit, credit risk, balance sheet management, and business risk management.

The framework is consistent with the proposed supervisory review process (Pillar 2) of Basel II.

Refer to page 66 for Risk Committee members, responsibilities and charter.

The majority of risk policy decisions are made within each business unit.

A Group Risk Forum, comprising executive and senior management, is the principal risk policy decision making body within executive management.

This forum, reviews and approves the more strategic risk assessments, and is supported by the Central Risk Management Committee, which has an operational focus, and Business Risk Management Committees in each region and/or line of business.

Major balance sheet risk areas and their management are outlined below, but many other types of risks such as payment systems, computer systems fraud, legislative compliance - environmental, business continuity/disaster recovery, and e-commerce risks are managed throughout the Group.

A recent report by APRA in respect of foreign currency options trading has identified deficiencies in some aspects of the Company’s risk management systems.  Refer to note 59 in the financial report for further details.

Credit risk

Credit risk is the potential that a bank borrower or a counterparty will fail to meet its obligations in accordance with agreed terms.

The Group’s credit risk management infrastructure is framed to provide sound management principles and practices for the maintenance of appropriate asset quality across the Group.

Credit Risk Management, a division of Risk Management, is structured to develop and maintain credit policies and key credit risk systems, provide monitoring and reporting of asset quality and undertake the independent oversight of credit portfolios across the Group.

The management of credit risk within the Group is achieved through a focus on approval and monitoring of individual transactions together with analysis of the performance of the various credit risk portfolios.  Portfolio monitoring covers such areas as industry or geographic concentrations and delinquency trends.

Establishing an appropriate credit risk environment

Significant credit risk strategies and policies are approved, and reviewed annually, by the Board.  Through such policies as borrower (single large exposure) and industry concentration limit, the Board establishes the Group’s tolerance for risk.  These policies are delegated to, and disseminated under the guidance and control of, executive management.

The Group’s credit policies, which are subject to ongoing review, are documented and disseminated in a form that provides a consistent view of all major credit policies supporting the credit operations of the Group.

For complex credit products and services, Credit Risk Management provides a product profile that identifies and quantifies risks and establishes the means of mitigating such risks.

Single large exposure policies and industry concentration limits are in place across the Group.  Overall composition and quality of credit portfolio exposures are monitored and periodically reported to the Board, and, where required, to the relevant regional supervisory authorities.

A key factor in the introduction of new products and services is the identification of credit risk inherent in such products and services.  This is managed through a process requiring acceptance by all impacted areas of the business and approval by Risk Management Committees prior to implementation.

Operating under a sound credit granting process

The Group has established processes for the granting of credit.  These include:

•                      establishment of overall credit limits at the level of individual borrowers and counterparties, and groups of connected counterparties for both on-balance sheet and off-balance sheet exposures;

•                      satisfaction with repayment capacity and integrity of the counterparty;

•                      use of financial covenants;

•                      use of collateral;

•                      consideration of economic and industry conditions; and

•                      an objective customer rating assessment system.

Supporting these expectations are defined and documented policies and processes for the granting of credit.  The key elements of the process include:

•                      clearly-defined authorities for the approving of credit; and

•                      a system of overview of credit approvals by a higher level of authority to ensure adherence to policies and good credit practice.

During the year, the delegated authorities were further aligned to the counterparty risk by the inclusion of customer ratings in the authority matrix.  The Group’s credit rating system has been the hub of credit assessment and related processes for a number of years.  The system, based on probability of default of a counterparty, has been implemented globally and provides meaningful differentiation of credit risk and focus in pricing for risk.

For consumer credit, scoring solutions are in place and are supported by the mandatory use of appropriate monitoring tools.  These tools provide the essential continual review of data integrity, scorecard performance and decision strategies.  Software to validate and verify input data is used globally to support data integrity and reduce fraudulent activity.

Maintaining an appropriate credit administration, measurement and monitoring process

Efficient and effective credit administration operations and adequate control over back office procedures such as monitoring documentation, contractual requirements, legal covenants and collateral, are recognised as being vitally important aspects of the end-to-end credit process.

The Group assigns these responsibilities to various business units (ie. Business, Personal, Cards, Payments, and Asset Finance and Fleet Management), together with centralised structures supporting the branch network, and business bankers, such as Customer Service and Operations.

Monitoring the condition of individual credits in the business units in the Financial Services businesses and Corporate & Institutional Banking  principally rests with the customer-facing relationship managers, with overview by supervising authorities.

Ensuring adequate controls over credit risk

There is a formal process, undertaken by specialist units, of independent oversight of credit in each region across the Group.  Periodic reporting is submitted to executive management, the Audit Committee and the Risk Committee.

Additionally, credit processes and policy compliance are subject to internal auditing and targeted credit reviews of specific business units or regions are undertaken as considered appropriate.

On a regular basis, credits that are outside agreed arrangements are reported to the appropriate levels of authority for attention and monitoring of actions taken.

Credits showing adverse trends are passed to specialist units that undertake the collections and recovery processes.  The Group utilises skilled internal resources supported by external secondments.

The role of supervisors

The Group is subject to supervision by APRA, together with the local supervisors in each of the countries in which the Company or its subsidiary banks, carry on business.  In addition to regular dialogue, APRA undertakes periodic visits to the Company to review asset quality and the operation of credit risk management processes.

The Group also provides quarterly information to APRA, detailing large exposures to individual customers or groups of related customers in excess of 10% of total Tier 1 and Tier 2 capital.  APRA imposes restrictions on the Group’s ability to accept large exposures.

Basel II

As a globally active financial institution, the Group aspires to the advanced internal-ratings based approach under Basel II.

The Group has a Basel II program in place entrusted with developing the required capability (processes, policies, systems and data) to achieve an internal ratings based approach.

Refer to page 15 for a more detailed discussion of the Basel II Capital Accord.

Market risk

Market risk is the potential for losses to the Group resulting from adverse changes in interest rates, foreign exchange rates, option volatility, equities in the trading book and commodity prices in the financial markets in which the Group operates.

Trading risk management

The Group has a market risk control framework covering all trading centres for Corporate & Institutional Banking.  Market Risk and Prudential Control is responsible for approving limits for Markets Division’s adherence.  This risk control function is fully segregated from Corporate & Institutional Banking to ensure the independence necessary for prudent internal risk management and to satisfy regulatory requirements.

Value at risk (VaR)

Trading risk is managed using VaR limits, supplemented by stress testing, scenario analysis and concentration limits, together with position and sensitivity limits.  The Markets unit has a VaR limit approved by the Board to cover all trading activities.  Limits for the management of trading risk are delegated to regional or global management in accordance with the organisational structure of the Markets unit.  VaR is applied to all activities conducted by Markets irrespective of whether mark-to-market or accrual accounting applies to the specific activity.

VaR methodology

VaR is an estimate of potential losses resulting from shifts in interest rates, currency exchange rates, option volatility, equity prices and commodity prices.  The estimate is calculated on an entire trading portfolio basis, including both physical and derivative positions.

VaR can be calculated using a number of different methods.  The Group’s VaR is predominantly calculated using historical simulation.  Portfolio transactions are repriced according to daily market shifts over two years of market price history.  The 99th percentile loss is reported as the VaR.

For example, a VaR exposure of $1 million means that on 99 days out of 100, given the historical behaviour of rates, an overnight loss on the trading portfolio should not exceed $1 million.

The Group’s VaR should be viewed in light of the limitations of the methodologies used.  These limitations include:

•                  the historical data used to calculate VaR is not always an appropriate proxy for current market conditions.  The historical data may cause the underestimation of losses in more volatile market conditions, or the over-estimation of losses in placid market conditions;

•                  market rate movements may exceed the most extreme rate movement in the historical data leading to significant underestimation of losses;

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

The following table shows the Group’s VaR for all member banks’ trading portfolios, including both physical and derivative positions.  The figures reflect the potential trading losses across products and regions in which the Group operates.

Certain unauthorised trading in foreign currency options (for further detail refer to ‘report on directors and  officers – events subsequent to balance date’ on page 74) may have had an effect on the VaR numbers in these tables.  However, the nature of the trading activities during the reporting period were such that any effect on the numbers will be immaterial.

Value at risk at 99% confidence interval	2003	2002
	$m	$m
Average value during reporting period
Foreign exchange risk	7	7
Interest rate risk	17	15
Volatility risk	4	4
Commodity risk	1	—
Diversification benefit	(7)	(7)
Total	22	19
Minimum value during reporting period (1)
Foreign exchange risk	2	2
Interest rate risk	9	9
Volatility risk	2	2
Maximum value during reporting period (1)
Foreign exchange rate	20	26
Interest rate	25	23
Volatility risk	7	5
Commodity risk	1	1

(1)                  The VaR numbers in these tables could be taken from different days; hence, they are not additive.

Balance sheet (non-trading) risk

The Group Asset and Liability Management Committee (Group ALCO), under delegated Board authority, sets policies in relation to the management of structural balance sheet exposures.  These exposures include structural interest rate risk, structural foreign exchange risk and liquidity risk.  The Group’s global structural balance sheet risk is monitored against approved policies by Group Balance Sheet Management and reported on a monthly basis to Group ALCO.

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

Structural interest rate risks arise mainly in the Group’s banking operations. The primary management objective is to limit the extent to which net interest income could be impacted by an adverse movement in interest rates.  Each regional bank’s ALCO is responsible for managing the structural interest rate risk within the region, in accordance with approved Group policy.

Structural interest rate risk is calculated using balance sheet simulation processes, which are undertaken across the Group’s banking operations.  The balance sheet simulation process is based on planned product volumes and margins, which are regularly updated to reflect the Group’s latest views on business projections and interest rate environments.

The results of balance sheet simulations in the Group’s banking operations, together with other balance sheet risk management information and strategies, are presented and reviewed by each regional bank ALCO and the Group ALCO on a monthly basis and at scheduled Board meetings.  Similarly, Wealth Management’s balance sheet risk management information and strategy are presented and reviewed by Wealth Management ALCO on a monthly basis.

The table below presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities.  Based on the structural interest rate risk position at balance date, the table shows the possible impact on net interest income, for the year ending September 30, 2004, under a rising or declining interest rate environment.

The Group applies a wide range of interest rate scenarios in measuring structural interest rate risk.  These interest rate scenarios are derived using estimates of volatility to generate a range of potential outcomes around the market implied yield curve.  This provides the ability to derive a statistical distribution of potential movements in net interest income.  To capture a wide range of potential outcomes, structural interest rate risk is measured to a 99% confidence interval.  The Group also measures potential movements in the market value of equity of the banking operations using a 200 basis point change in the market interest rates.

The impact of interest rate movements on the net interest income of life insurance and funds management entities is not incorporated within the table below.  However, interest rate movement is one of the factors taken into account in determining the change in net market value of life insurance and funds management entities when applying Australian Accounting Standard AASB 1038 “Life Insurance Business”.

	Forecast effect on net interest income 2004 (1)		Forecast effect on net interest income 2003 (1)
	Rising rates	Declining rates	Rising rates	Declining rates
	$m	$m	$m	$m
Australian dollars	39	(18)	67	(44)
Non-Australian dollars	(23)	12	21	(8)

(1)                               Represents the forecast effect on net interest income for the year ending September 30, 2004 and the prior year comparative.

The exposure expressed in non-Australian dollars is the net exposure of offshore banking and non-banking entities.  Structural interest rate exposure in some currencies may be biased towards rising interest rates, whilst in others may be biased to declining interest rates.

Structural foreign exchange risk

Structural foreign exchange risk arises from investments in the Group’s foreign branches and controlled entities.  Both earnings and capital are exposed to movements in foreign exchange rates as the result of these investments.

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

The net assets of the Group’s integrated foreign operations are denominated in US dollars.  As at September 30, 2003 the net assets of US$132 million were fully hedged.

Real foreign exchange exposures, on the other hand, arise independently of the accounting process.  Such transaction exposures arise from the risk that future cash flows will be converted to Australian dollars at less favourable rates than at present.  Such cash flows could result from the repatriation of profits or capital back to the Company.  The policy of the Group is to fully hedge these exposures at the time of commitment, if they are of a material nature.  Hedging of transaction exposures relating to offshore acquisitions and divestments is assessed on a case-by-case basis.

Liquidity risk

Liquidity risk is the risk that the Group is unable to service its cash flow obligations today or in the future.  Liquidity within the Group is managed in accordance with policies approved by the Board, with oversight from the regional bank ALCOs, Wealth Management ALCO and Group ALCO.

Throughout the year, the Group managed liquidity risk by a combination of positive cash flow management, the maintenance of portfolios of high quality liquid assets, and diversification of its funding base.  In accordance with the requirements of APRA, cash flow liquidity risk is measured and managed in the Group’s banking entities on a cash flow basis.  Each regional bank is required to monitor liquidity under both ‘going concern’ and ‘name crisis’ scenarios, and cash flow mismatch limits have been established to limit the Group’s liquidity exposure.  In addition, regional banks are required to hold liquid asset portfolios to meet any unexpected cash flow requirement.

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

Refer also to ‘liquidity and funding’ on page 40.

Life insurance and funds management market risk

The life insurance business is exposed to market risk arising from adverse movements in market prices affecting fee income on investment-linked policies and the returns obtained from investing shareholder funds held in each life company.  Market risk is also affected by mismatches between assets and the guaranteed returns offered on some classes of policy, which may not have been effectively hedged through the matching of assets.

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

Country risk

Sound international credit practices require not only commercial credit analysis of the counterparty, of the type normally associated with domestic credit, but also an assessment of country risk.  Country risk arises from economic, financial, political or social factors within a country, which may affect a counterparty’s ability and willingness to repay loans made by the Group.  This consideration is applied notwithstanding the fact that the counterparty’s own credit standing domestically might not have been impaired.

The Group has an established process for measuring country risk, which is used in determining and monitoring its cross border exposures.  This includes setting prudential cross border limits based upon the Group’s risk appetite for each country.  Among other things, these limits are reflective of a country’s credit grading, size, level of foreign exchange reserves and ability to meet financial obligations.

Limits are allocated into maturity time bands, which vary according to the risks of the country concerned and the outlook for the economic/political landscape.  Exposures are monitored daily.  The Board reviews these individual country limits on a periodic basis.

Cross border outstandings by industry category

The US SEC requires that the Group report cross border outstandings denominated in currencies other than the borrower’s local currency.  The reporting threshold used below is for disclosure guidance only and is not intended as an indicator of a prudent level of lending by the Group to any one country.

The following table analyses the aggregate cross border outstandings due from countries other than Australia where such outstandings individually exceed 0.75% of the Group’s assets.  For the purposes of the annual financial report, cross border outstandings are based on the country of domicile of the counterparty or guarantor of the ultimate risk, and comprise loans, balances due from banks, acceptances and other monetary assets.  Local currency activities with local residents by foreign branches and subsidiaries are excluded.

	Bank and other financial institutions	Other commercial and industry		Total	% of Group total assets	Commitments including irrevocable letters of credit
	$m	$m		$m		$m

As at September 30, 2003

Canada	922	1,159		2,081	0.5	—
Germany	2,166	1,281		3,477	0.9	1,807
United Kingdom	2,761	1,607		4,368	1.1	4,980
United States	1,956	2,748		4,704	1.2	10,913

As at September 30, 2002

Germany	5,132	2,075	(1)	7,207	1.9	3,748
United Kingdom	4,358	1,507		5,865	1.6	6,686
United States	1,596	3,540		5,136	1.4	11,916

As at September 30, 2001

Germany	6,164	874		7,038	1.9	3,660
United Kingdom	4,007	1,153		5,160	1.4	5,882
Japan	4,053	249		4,302	1.1	129
United States	2,056	2,589		4,645	1.2	10,776

(1)                  Includes $79 million relating to governments.

The information used for preparation of this table is sourced from risk management systems and not financial reporting systems.  These risk management systems were designed for monitoring risk exposure limits and were not designed specifically for cross border disclosure purposes.  The information in the above table is not reconcilable to the Group’s financial information systems and as a result may not be complete.  The Group has a project in place to review and strengthen where necessary disclosure controls in relation to cross border outstandings for the purpose of meeting this SEC disclosure requirement.  Management does not use the information in the manner presented above for decision-making purposes.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed processes, people, systems, or from external events.

Individual business units own and are responsible for the identification, assessment and mitigation of their risk profile.  Various reports are produced at executive management and Board level for their information and to assist in monitoring and where necessary determining appropriate actions.

The Operational Risk and Insurance function is responsible for:

•                  operational risk policy development;

•                  operational risk advice;

•                  business continuity planning advice;

•                  support in risk evaluation;

•                  operational risk reporting; and

•                  co-ordination of the risk assessment and approval process of new and re-engineered products and processes to ensure change initiatives are robustly assessed from a risk perspective.

To enhance the Group’s ability to identify, measure and manage operational risk, a systematic framework and methodology for operational risk management has been developed and implemented.  The methodology includes risk modelling and risk evaluation.  Risk modelling is the statistical estimation of operational risk exposure based on internal and external historical loss experience.  Risk evaluation involves the quality mapping and appraisal of the internal control environment based on end-to-end evaluation criteria.

Regulatory compliance risk

Regulatory compliance risk is the risk that the Group, or any business unit, fails to meet the requirements or expectations of regulatory authorities or supervisors responsible for enforcing legislation, regulations or industry codes and standards, potentially resulting in financial loss, restrictions on operating licences, reputational damage, and customer and stakeholder dissatisfaction.  Regulatory compliance risk can also arise where the Group fails to anticipate and effectively manage the impact of regulatory change on its operations.

The Group aims to pro-actively manage and meet the obligations imposed on it across all business lines, customer segments and products in the jurisdictions in which it operates.

The Group’s regulatory compliance policy and operating framework set out the underlying compliance management expectations and control standards.  The framework being enhanced to ensure the delivery of practical compliance processes, systems and tools to assist the business in tailoring and embedding its compliance obligations into core operations.

Each business unit is responsible for the implementation and maintenance of those controls necessary to meet and satisfy its regulatory compliance obligations.  Regulatory compliance teams work in each line of business assisting management to fulfil these responsibilities and to address the impact of regulatory change on business practices.

Fostering a positive compliance culture throughout all levels of the Group is recognised as an integral part of excellent relationships with customers and regulators as well as good corporate governance.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘Certain services provided by the external auditor - matters related to independence’ on page 17 in the ‘Business overview’ section.

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

These risks are controlled by ensuring that the Group’s underwriting policies and procedures adequately identify any potential risk, while retaining the right to amend premiums on risk policies where appropriate, and through the effective use of reinsurance.  The experiences of the Group’s life insurance business and that of the industry are reviewed on an annual basis to ensure that the risks continue to be effectively managed.

Disclosure controls and procedures and internal control over financial reporting

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter. Four members of the foreign currency trading desk involved in this matter were suspended pending the outcome of the internal investigation and external inquiries, and the Company has taken steps to manage the options trading position. The preliminary results of the Company’s investigation indicated that there were weaknesses in internal procedures, including a cultural focus on process rather than the understanding and resolution of outstanding matters; a lack of adequate management supervision of currency options trading activities; gaps and omissions in back office procedures; a failure to follow up breaches of trading limits and other risk measures; and missed opportunities to detect foreign currency losses.

A third party investigation into this matter was conducted by PricewaterhouseCoopers (refer below).  The key points from the PricewaterhouseCoopers ‘Investigation into foreign exchange losses at National Australia Bank’ report dated March 12, 2004 include:

•                  the final losses arising from foreign currency options trading announced on January 27, 2004 was $360 million;

•                  the losses arising from the foreign currency options trading increased significantly between September 2003 and January 2004;

•                  four traders on the foreign currency options desk exploited loopholes and weaknesses in systems and processes to hide trading losses and protect bonuses;

•                  the traders’ activities were contrary to the Company’s strategy of building customer-focused business;

•                  the foreign currency options trading losses were reported to management by several junior employees;

•                  no customers were directly or indirectly affected by the foreign currency options trading losses;

•                  in the Corporate & Institutional Banking Market’s division there was:

•                  inadequate management supervision;

•                  significant gaps in back office monitoring functions;

•                  escalation processes that did not work properly;

•                  weaknesses in control procedures;

•                  failure in risk management systems; and

•                  an absence of appropriate financial controls;

•                  there is not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems; and

•                  warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon.

The complete PricewaterhouseCoopers report is available on the Group’s website at www.nabgroup.com

APRA has also provided to the Company a report on its investigation into irregular currency options trading.  That report identifies problems and issues in respect of management supervision, adherence to risk management systems and controls, internal governance procedures and the culture of the Company similar to those described above.

The complete APRA report is available on the Group’s website at www.nabgroup.com

For further details regarding the foreign exchange losses refer to the ‘report on directors and officers - events subsequent to balance date’ on page 74.

The Company continues to investigate the circumstances in which this trading occurred and the effectiveness of its disclosure controls and procedures.

The four members of the foreign exchange trading desk referred to on the previous page have been summarily dismissed.

Separate to the above matter, the Group has a project in place to review and strengthen where necessary disclosure controls in relation to reporting cross border outstandings in management’s discussion and analysis.

Under the requirements of the United States Sarbanes-Oxley Act of 2002, the Chief Executive Officer and the Chief Financial Officer must each review and evaluate the Group’s disclosure controls and procedures, including internal control over financial reporting.

This evaluation was performed as at September 30, 2003, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, except for the unauthorised trading in foreign currency options described above, which remains under investigation, the Company’s disclosure controls and procedures were effective as at September 30, 2003.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company has provided certain information to the SEC about the accounting and internal controls of the company and its controlled entities, including the foreign currency options trading matters and HomeSide US.

By letter dated March 24, 2004, the Company’s auditor, KPMG, has reported to the Audit Committee a finding that certain deficiencies in internal control design and failure in the operation of the internal control are such as to be considered a material weakness in internal control requiring a report to the Audit Committee under US Generally Accepted Auditing Standards AU325.  The matters cited are similar to those in the PricewaterhouseCoopers report referred to on the previous page.

Transactions with related and other non-independent parties

In the year to September 30, 2003 and up to March 25, 2004, the Group had a number of related party transactions (refer to note 52 in the financial report).  These transactions were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or charged on the basis of equitable rates agreed between the parties.  These transactions did not involve more than the normal risk of collectability or present other unfavourable features.

Other non-independent parties are parties that are able to negotiate terms of transactions that are not on an arm’s length basis, but do not meet the definition of a related party.  The Group is not aware of any relationships or transactions with such parties that would materially affect its financial position or results of operations.

Risk factors

Business conditions and general economy

As an international financial services group, the Group’s businesses are affected by the external environment in the markets in which it operates.  The profitability of the Group’s businesses could be adversely affected by a worsening of general economic conditions in Australia, New Zealand, the UK, the US, or elsewhere, as well as by foreign and domestic trading market conditions.  Such factors could also adversely affect the credit quality of the Group’s on-balance sheet and off-balance sheet assets.  An economic downturn can impact the Group’s results and financial position by affecting demand for the Group’s products and services.  Such a downturn, international disruption, dispute or event, or significantly higher interest rates, could impact the credit quality of the Group’s counterparties, increasing the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional credit.

For a discussion of the Group’s economic outlook, refer to ‘economic outlook’ on page 20.

Competitive forces

The Group faces intense competition in all markets in which it operates.

For a discussion of the competitive factors facing the Group, refer to ‘competition’ on page 13.

Government policies and economic controls

The Group’s businesses and earnings are affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian Commonwealth Government, foreign governments and international agencies.  The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Fluctuations in currency exchange rates

As the Group prepares its accounts in Australian dollars, changes in currency exchange rates, particularly between the Australian dollar and the British pound or US dollar, may have an adverse effect on the earnings that it reports.

For a discussion of the Group’s risk management procedures, including the management of currency risk, refer to ‘risk management’ on page 55.

Credit risk

The Group’s provisions for doubtful debts provide for risks of losses inherent in loans and advances.  Estimating losses inherent in the loan portfolio is of its very nature uncertain and the accuracy of those estimates depends on many factors, including general economic conditions, rating migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘Certain services provided by the external auditor - matters related to independence’ on page 17 in the ‘Business overview’ section.

For a discussion of the Group’s risk management procedures, including the management of credit risk, refer to ‘risk management’ on page 52.

Market risk

The Group’s earnings are also subject to market risk exposures, principally changes in market interest and foreign exchange rates, equity and commodity prices, and associated financial derivatives.  The Group has in place controls and processes governing market risk activities.

For a discussion of the Company’s losses relating to unauthorized trading in foreign currency optioins refer to the ‘report on the directors and officers – events subsequent to balance date’ on page 74.

For a discussion of the Group’s risk management procedures, including the management of market risk, refer to ‘risk management’ on page 53.

Operational risk

As a financial services group, the Group is exposed to a number of other risks relating to people, processes, and systems and from external events.  These risks are identified, measured and managed by the co-ordinated efforts of the individual business units and the Operational Risk unit, through the rigorous application of the Group’s systematic risk framework and methodology.

For a discussion of the Group’s risk management procedures, including the management of operational risk, refer to ‘risk management’ on page 56.

Control systems and programs

The implementation of control systems and programs is dependent upon factors such as the Group’s ability to acquire or develop necessary technology or systems, its ability to attract and retain qualified personnel, the competence and performance of employees, the co-operation of customers, or third party vendors.

Critical accounting policies

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements.  The Group’s annual financial report has been prepared in accordance with Australian GAAP.

The Group’s principal accounting policies are disclosed in note 1 to the financial report and in note 58 with respect to policies that differ from US GAAP.

Certain of these policies are considered to be critical to the representation of the Group’s financial performance and position, since they require difficult, subjective, or complex judgements.  The following disclosure is intended to provide an enhanced level of understanding of these judgements and their impact on the Group’s financial statements.  These judgements necessarily involve assumptions or estimates in respect of future events, which can frequently vary from what is forecast.  However, the Company believes that its financial statements and its ongoing review of the estimates and assumptions utilised in preparing those financial statements, are appropriate to provide a true and fair view of the Group’s financial performance and position over the relevant period.

Management has discussed the development and selection of its critical accounting policies with the Audit Committee and the Committee has reviewed the Group’s disclosure relating to them in this financial review.

The following are considered critical accounting policies of the Group.

Provision for doubtful debts

Under Australian GAAP, loans and advances are carried at their recoverable amount, representing the gross value of the outstanding balance adjusted for provisions for doubtful debts and unearned income.  To best meet this requirement, the Group has adopted a statistically-based provisioning methodology for its general provision for doubtful debts, which is consistent with other large financial institutions in Australia and the US.  Under this methodology, the Group estimates the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date.  The statistical provisioning methodology is applied to existing credit portfolios, including loans and advances drawn down in the current year.

In applying the statistically-based provisioning methodology, two key inputs are used in a statistical model: probability of default and the level of collateral held.

In respect of non-retail lending, the amount of the general provision is determined by multiplying the customer’s probability of default by the loss given default.  The probability of default is determined by the Group’s internal customer rating system.  Internal ratings are assigned at the customer level.  This system utilises objective, verifiable external data, such as external credit ratings, and is supplemented with an assessment of economic and industry outlooks, conducted by the Group’s discrete specialist economics unit.  A small degree of subjective data is input into the model in relation to an assessment of the borrower’s management and any changes in this assessment would be unlikely to result in a material change to the Group’s general provision.  The key driver of changes in the general provision for non-retail lending is changes in credit quality.

The loss given default is the amount of an individual loan at risk having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.  Changes in the level of collateral held will impact the loss given default and, in turn, the determination of the general provision.

For retail lending (smaller-balance homogeneous loans), provisions are assessed at a portfolio level and are based on product loss rates, to make a provision for losses inherent in the portfolio but not yet identified.  These rates are determined by reference to observed historical loss experience for the relevant product types and are the key driver of changes in the general provision for retail lending.

For retail lending, historical collateral levels have directly influenced product loss rates.  For example, mortgage lending has historically had high levels of collateral.  Product loss rates, based on this history, are therefore lower than for unsecured lending, such as credit cards.

The Group undertakes periodic sensitivity analysis to assess the impact of deterioration in credit risk on the credit portfolio.  The Group considers the key inputs and assumptions used in the calculation of the general provision for doubtful debts to be reasonable and supportable in the existing economic environment.

In addition to the general provision, specific provisions for doubtful debts are recognised once a loan is classified as impaired to cover any potential losses inherent in the loan.  A loan is considered impaired when there is reasonable doubt over the collectability of principal and interest in accordance with the relevant loan agreements.  Amounts provided for are determined by specific identification or by management’s determination of probable losses for individual loans that are considered impaired in relation to loan portfolios where specific identification is impracticable.

Upon identification of a loan requiring a specific provision (that is an impaired loan), the respective loan’s general provision balance is transferred to the specific provision.  An assessment is then made by management as to whether the transferred balance is adequate to cover the estimated credit loss at balance date on that impaired loan.

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

The historical experience of the Group has shown that management’s judgement of the specific provisions required in the past has been appropriate.  The Group considers the assumptions used in the calculation of the specific provision for doubtful debts to be reasonable and supportable in the existing economic environment.

Valuation of life insurance controlled entities

The Group is required by Australian Accounting Standard AASB 1038 “Life Insurance Business” to measure all the assets and liabilities of its life insurance controlled entities at net market value.  Movement in the excess of net market value over net assets of life insurance controlled entities is recognised in the profit and loss account as an unrealised gain or loss.

Directors’ bi-annual valuations of the life insurance controlled entities are carried out by management using industry-accepted actuarial valuation methodologies.  Value is determined in three distinct areas, being value of:

•                  each entity’s net assets;

•                  future profits from current business contracts; and

•                  future profits from future (yet to be written) business contracts.

In determining the value of all future profits to emerge from the life insurance controlled entities, careful consideration is given to both future business and economic assumptions affecting the business.  Many of these assumptions require significant judgement because they are dependent on a number of factors that cannot be precisely determined at the time the valuation is made.

The key business assumptions used relate to sales (volume and growth), profit margin squeeze, discontinuances, expenses and claims.  These assumptions are determined after an examination of the experience of the Group’s life insurance controlled entities, their short-term and long-term business plans, and industry experience and expectations.

The key economic assumptions used relate to investment earnings, risk discount, inflation and tax rates.  These assumptions are determined after an examination of current market rates and future market expectations.  In addition, the overall assumptions set and their impact on value are reviewed against transactions in the market place, current prices of listed entities and other publicly-available information.

Changes in management’s assessment of key business factors and economic conditions (global, regional and sector specific) in the future would affect the valuation of life insurance controlled entities.  As a result, the carrying value of life insurance controlled entities recorded in the statement of financial position and the movement in the excess of net market value over net assets of life insurance controlled entities recorded in the statement of financial performance could be materially different in the future.  The Group considers the assumptions used in the valuations to be reasonable and supportable in the existing economic environment.  Further, the valuations are supported by discounted cash flow valuations prepared by Tillinghast-Towers Perrin and the key business and economic assumptions are approved by a committee of senior management and a non-executive director of the Wealth Management holding company (National Wealth Management Holdings Limited).  Recommendation of the final valuation is then made to the Wealth Management audit and compliance committee and the board of directors of the Wealth Management holding company.

Key valuation results and assumptions are disclosed in note 25 to the financial report.

Life insurance policy liabilities

Policy liabilities in the Group’s statement of financial position and the change in policy liabilities disclosed as an expense have been calculated using the Margin on Services methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.03 “Valuation of Policy Liabilities”.

Policy liabilities for investment-linked business are calculated using the accumulation method.  The liability is generally the accumulation of amounts invested by policyholders plus investment earnings less fees specified in policy contracts.  Deferred acquisition costs are offset against this liability.

Policy liabilities for non-investment-linked business are measured mainly using the projection method, which is based on the net present value of estimated future policy cash flows.  Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses).

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

The Group considers the assumptions used in the calculation of life insurance policy liabilities to be reasonable and supportable in the existing economic environment.  Changes in actual experience and management’s assessment of economic conditions (global, regional and sector specific) in the future could affect the level of life insurance policy liabilities recorded.  As a result, the amount of policy liabilities recorded in the Group’s statement of financial position and the change in policy liabilities recorded in the statement of financial performance could be different in the future.

Defined benefit superannuation and pension arrangements

The Group maintains several defined benefit superannuation and pension arrangements, details of which are given in note 48 to the financial report.  In accordance with applicable accounting rules, the Group does not consolidate the assets and liabilities associated with these defined benefits plans.  Instead, the Group recognises a prepaid asset for contributions the Group has made to the pension plan in excess of pension expense.  The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.  The four key variables used in pension accounting relate to the size of the employee and pensioners population, actuarial assumptions, expected long-term rate of return on plan assets, and the discount rate.  The annual pension expense and balance sheet position for the Group is currently most sensitive to discount rate and return on asset assumptions.

The discount rate is used to determine the present value of the Group’s future benefit obligations.  It is an assumption that reflects the rates available on long-term high-quality fixed-income debt instruments.

The Group calculates the expected return on plan assets based on the balance in the pension asset portfolio and the expected long-term rate of return on that portfolio.  The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plan assets over time and is generally held constant so that the pattern of income/expense recognition more closely matches the stable pattern of services provided by the Group’s employees over the life of the pension obligation.

There is an acceptable range in which the estimates for assumptions can validly sit.  If different estimates within that range had been chosen, the cost recognised in the profit and loss account and balance sheet position could be significantly altered.

In relation to the actuarial assumptions such as mortality rate, turnover rate, retirement rate, disability rate and the rate of compensation increases, because these factors do not tend to change materially over time, the range of actuarial assumptions is generally narrow.

Changes in actuarial assumptions, discount rate and return on asset assumptions would affect the prepaid pension cost asset and pension expense and, in certain circumstances, require the recognition of a pension liability.  The Group considers the assumptions used in the calculation of the prepaid pension cost asset and pension expense to be reasonable and supportable in the existing economic environment.  Further, the assumptions were considered reasonable by the actuaries of the respective defined benefit pension plans.

Carrying value of plant and equipment, including application software

The asset class plant and equipment reported on the Group’s statement of financial position includes leasehold improvements, furniture, fixtures and fittings and other equipment, data processing equipment, and application software.  The largest balance of these items at September 30, 2003 related to application software.

Plant and equipment is carried at the lower of cost less accumulated depreciation/amortisation and recoverable amount.  Recoverable amount is the net amount expected to be recovered through the net cash flows arising from an asset’s continued use and subsequent disposal.  These cash flows are not discounted.  Any write-down to recoverable amount is recognised in the Group’s profit and loss account.

The Group assesses the value of plant and equipment each six months.  If impairment indicators are identified, management makes an assessment about whether the carrying value of such assets remains fully recoverable.  Where a group of assets work together to support the generation of cash inflows, such as corporate infrastructure assets (eg. enterprise application software), recoverable amount is assessed in relation to the cash-generating unit in which those assets operate.

Changes in management’s assessment of whether indicators of impairment have occurred and the recoverable amount in relation to impaired plant and equipment would affect the carrying value of plant and equipment.  The Group considers the impairment identification process in place to be sound and the assumptions used in the valuation of recoverable amount to be reasonable and supportable in the existing economic environment.

Accounting developments

The following is a summary of the impact of recently issued accounting standards and other developments that are expected to have a material effect on the Group’s future financial performance or position:

International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with accounting standards equivalent to those set by the International Accounting Standards Board (IASB).  These standards are referred to as International Financial Reporting Standards (IFRS).  The adoption of IFRS is expected to have a material effect on the Group’s financial performance and position.

The Group will be required to adopt these standards for the financial year commencing October 1, 2005.  The Group continues to evaluate the areas most impacted by adoption.  IFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s financial performance.  Hedge accounting will be a major area of activity affected by the proposed changes, together with life insurance accounting.  Several important IFRS, including standards on hedging and life insurance accounting, are not yet finalised and as a consequence it is difficult to assess the full impact of the changes upon the Group’s financial performance and financial position at this time.

A full suite of the IFRS equivalent standards to be applied by Australian reporting entities for reporting periods beginning on or after January 1, 2005 is expected to be published by the AASB around April 2004.  The Group continues to monitor these developments.

Variable interest entities

In January 2003, the Financial Accounting Standards Board (FASB) in the US issued FASB Interpretation no. 46 “Consolidation of Variable Interest Entities” (FIN 46).  FIN 46 addresses consolidation of variable interest entities.  Variable interest entities have one or both of the following characteristics:

•                  equity that is not sufficient to finance its activities without additional financial support from other parties; and/ or

•                  equity investors lack the ability to make decisions about the entity, or do not absorb expected losses or expected residual returns of the entity.

The provisions of FIN 46 apply immediately to variable interest entities where the Group obtained an interest in or created after January 31, 2003.  For variable interest entities that the Group acquired before February 1, 2003, FIN 46 applies in the first financial year ending after December 15, 2003.

The Group has applied FIN 46 to variable interest entities that an interest was obtained in or was created after January 31, 2003.  As a result of this application, Medfin Trust has been consolidated under US GAAP (refer to note 58(m) in the financial report for additional information).

The Group is evaluating the impact of applying FIN 46 to existing variable interest entities.  This analysis is not yet complete and may result in the consolidation of additional variable interest entities under US GAAP in future reporting periods that have not been previously consolidated.

Non-GAAP financial measures

The following is a summary of the key non-GAAP financial measures used throughout the annual financial report:

Cash earnings

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).  Cash earnings per share is a key performance measure used in the investment broking community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the intangible and other items detailed below from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a statement of cash flows.

Adjustments are made between net profit and cash earnings as follows:

Outside equity interest – this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders.

Distributions – this reflects payments to holders of National Income Securities, Trust Units Exchangeable for Preferred Shares and Trust Preferred Securities, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders.

Movement in net market value of investments in life insurance controlled entities – relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the statement of financial position in accordance with Australian Accounting Standards.  As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.  It is separately identified and discussed in detail.  Management further wishes to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

Goodwill amortisation – relates to the straight-line method of amortising goodwill (an intangible asset recorded on the statement of financial position) in accordance with Australian Accounting Standards.  Management generally do not regard goodwill amortisation expense as being useful information in analysing investments.  As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Refer to page 6 for the reconciliation of cash earnings to net profit.

Significant items

Significant items including significant revenue, significant expenses and the associated income tax expense is defined as follows.  When the revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required under Australian Accounting Standards, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes to the financial report.

Management believes that the inclusion of these items distorts the underlying operating results of the Group and causes difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items, the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Economic Value Added (EVA® )

EVA®  is a profitability measure designed to recognise the requirement to generate a positive return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital, then value is created for shareholders.

To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk, dependent upon performance against EVA® annual growth targets.

In order to encourage longer-term management decision making and sustained value creation, the Group sets EVA®  growth targets for three year periods.  The Group’s EVA®  target of 5% compound growth per annum was set in 2000, for the three years ending September 2003.

EVA ® is a registered trademark of Stern Stewart & Co.

Corporate governance

Importance of corporate governance

The Board of directors of the Company (the Board) is responsible for the corporate governance of the Company and its controlled entities (the Group).  Corporate governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company’s stakeholders and its role in the community.  Good corporate governance is a fundamental part of the culture and the business practices of the Group.  The main corporate governance practices that were in place during the year to September 30, 2003, or otherwise as referred to below, are discussed in this section.

The Board has approved corporate governance guidelines, which set out the specific roles, duties, responsibilities and rights of the directors of the Company.  Each director is expected to have regard to these guidelines in the performance of his or her duties as a director of the Company.

The major processes by which the directors of the Group meet their duties are described in this corporate governance statement.

Responsibilities and functions of the Board

The Board has adopted a formal charter that details the functions and responsibilities of the Board.  The most significant responsibilities of the Board are to:

Stakeholder interests

•                    serve in the interests of all stakeholders, being the shareholders, customers, staff and the communities in the geographic regions in which the Group operates;

•                    build trust in the Group through consistent behaviour, transparency and accountability; and

•                  establish, review and monitor processes for corporate governance throughout the Group;

Future strategy

•                    develop an in-depth understanding of each substantial segment of the Group’s business;

•                    review, approve and monitor corporate strategy and plans and review the assumptions and rationale underlying the annual plans;

•                    make decisions concerning the Group’s capital structure and dividend policy; and

•                    review, approve, and monitor major investment and strategic commitments;

Review of past performance

•                    review business results, monitor budgetary control and review, approve and monitor necessary corrective actions and processes;

Integrity of external reporting

•                    review and monitor the processes, controls and procedures which are in place to maintain the integrity of the Group’s accounting and financial records and statements with the guidance of the Audit Committee;

•                    review and monitor the reporting to shareholders providing objective comprehensive, factual and timely information to the various markets in which the Company’s shares are listed; and

•                    monitor and receive reports from the Audit Committee in relation to  internal controls and internal and external audit reports;

Risk management and compliance

•                    establish, monitor and review the risk management processes with the guidance of the Risk Committee;

•                    review and monitor processes for compliance with prudential regulations and standards and other regulatory requirements;

•                    review and monitor processes for the maintenance of adequate credit quality; and

•                    review and monitor processes for the documentation and regular review and updating of the Group’s risk profile;

Executive review, succession planning and culture

•                    approve key executive appointments and monitor and review executive succession planning;

•                    review and monitor the performance of the Managing Director and Chief Executive Officer and senior management;

•                    review and approve executive remuneration with the guidance of the Compensation Committee;

•                    approve all appointments of directors to the boards of controlled entities and appointments made by the Group to non-controlled entities; and

•                    monitor and influence the culture, reputation and ethical standards of the Group; and

Board performance

•                    monitor Board composition, director selection, Board processes and performance with the guidance of the Nomination Committee;

•                    monitor and review the processes to assist directors in having sufficient time to devote to Board matters in order that they discharge their duties effectively; and

•                    review the charter and its continuing adequacy from time to time.

Composition of the Board

The Board requires that each of its directors possess unquestionable integrity and character.  The Nomination Committee will assist the Board in identifying other appropriate skills and characteristics required for the Board as a whole and the Board’s individual members in order for the Group to fulfil its goals and responsibilities to shareholders and other key stakeholders.

The composition of the Board is based on the following factors:

•                  the size of the Board will be of a size to assist in efficient decision making;

•                  the Chairman of the Board should be an independent non-executive director and shall be elected by the directors annually;

•                  the Chairman must not be a former executive officer of the Group;

•                  the Board should comprise a majority of independent non-executive directors; and

•                  the Board should comprise directors with a broad range of expertise, skills and experience from a diverse range of backgrounds.

The Board is comprised of a majority of independent non-executive directors.  There are two executive directors and nine independent non-executive directors.  The role of Chairman and role of Chief Executive Officer are held by two separate individuals.  The Chairman is a non-executive director and the Managing Director and Chief Executive Officer is an executive director.

The skills, experience and expertise of the directors are set out in the report on the directors and officers.

Independence of directors

In judging whether a director is independent for the purposes of services on the Board and Board committees of the Company, the Board has regard to the standards adopted by the Board from time to time to assist it in its regular ‘independence’ determinations.  These standards reflect the independence requirements of applicable laws, rules and regulations, including the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations and the United States Sarbanes-Oxley Act of 2002.  Directors are required to provide all relevant information to allow a regular assessment of independence.  The fundamental premise of the standards is that an independent director must be independent of management and free to exercise his or her unfettered and independent judgement.

The non-executive directors meet informally on a regular basis, without the Managing Director and Chief Executive Officer, the other executive director and other members of management being present.

The directors considered by the Board to constitute independent directors are identified, along with their period in office, in the report of the directors.

Disclosure of related party transactions is set out in note 52 in the financial report.

Appointment and re-election of Board members

The process for appointing a director is that, when a vacancy exists, the Board, assisted by the Nomination Committee, identifies candidates with the appropriate expertise and experience, using external consultants as appropriate.  The most suitable candidate is appointed by the Board but must stand for election by the shareholders at the next annual general meeting of the Company.

The Company has formal letters of appointment for its directors setting out the key terms and conditions of the appointments.

The process for re-election of a director is in accordance with the Company’s constitution, which requires that, each year, at least one-third of the directors, except the Managing Director, retire from office at the annual general meeting.  The retiring directors may be eligible for re-election.

Prior to each annual general meeting, the Board will assess the performance of each director due to stand for re-election and determine if the Board will recommend to the shareholders that they vote in favour of the re-election, or otherwise, of each such director.

For directors appointed after 1995, the Board has set a limit of 15 years for which an individual may serve as a director.  The Board regards this as an appropriate period of service.  Directors who have served on the Board for an extended period of time have gained valuable experiences, insights and historical perspectives regarding the Group that would not be easily replaced.

The retirement age for directors is fixed by the Company’s constitution at 70 years of age.

Induction and continuing education

Senior management, working with the Board, will provide an orientation program for new directors in order to assist them in fulfilling their duties and responsibilities. The program will include discussions with the Managing Director and Chief Executive Officer and executives, the provision of reading material, tutorials and workshops.  These will include detail on directors’ rights, duties and responsibilities, the Group’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and its internal and external auditors.

Management will conduct additional presentations and tutorial sessions for directors from time to time regarding the Group, the factors impacting, or likely to impact, on its businesses, and to assist the non-executive directors in gaining a broader understanding and knowledge of the Group.  Directors are also encouraged to keep up to date on relevant topical issues.

Board meetings

The frequency of Board meetings and directors’ attendance at those meetings is set out in the report of the directors.  Directors are expected to prepare adequately, attend and participate at Board meetings and meetings of committees.  Some on-site inspections are conducted which directors are also expected to attend.  The Board meets once each year in Europe, where the Group has a substantial proportion of its assets, and in New Zealand where there are significant business interests.  The amount of work undertaken is considerable.  The time requirement varies depending on the number of Board committee meetings and controlled entity board meetings a director attends.

Board performance

The Board reviews and evaluates the performance of the Board with the guidance of the Nomination Committee.  The Board receives feedback from shareholders and executives on the performance of the Board.  During the year, an external independent expert was engaged to review many aspects of the Board’s activities and to assist in a continuous improvement process to enhance the effectiveness of the Board.

Remuneration of directors

The maximum aggregate amount from which non-executive directors may be remunerated is determined by the shareholders.  It is possible that this maximum aggregate amount may not be fully utilised in any one year.  From this amount, the individual directors are remunerated based on a philosophy of compensating the directors at around the upper quartile of the market, having regard to the size and complexity of the Company.

The remuneration of non-executive directors involves all the non-executive directors receiving part of their remuneration in the form of shares in the Company.

The Compensation Committee provides guidance to the Board in respect of these matters.

The remuneration policy for the Board and the remuneration of each director is set out in the report on the directors and officers.

Remuneration of senior executives

The Group’s remuneration philosophy for senior executives is to reward high levels of sustained performance and contribution through a pay-for-performance model.

Remuneration comprises the following major components:

•                  fixed remuneration; and

•                  variable remuneration;

-                  short-term incentives; and

-                  long term incentives.

Variable remuneration, also known as ‘at risk’ remuneration, comprises short-term incentives and long-term incentives.  In general, the Group aims to target the upper quartile of the market for remuneration to ensure the attraction and retention of talented executives.

The Compensation Committee provides guidance to the Board in respect of these matters.

The remuneration policy for senior executives is set out in the report on the directors and officers.

Conflicts of interest

Directors are expected to avoid any action, position or interest that conflicts with an interest of the Group, or gives the appearance of a conflict.  A director who has a material personal interest in a matter that relates to the affairs of the Group must give the other directors notice of such interest.  Such notice should be provided in writing to the Company Secretary, who is to ensure that the notice is brought to the attention of the other directors.

The Corporations Act 2001 (Cth) together with the constitution of the Company provide that a director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting or vote on the matter, except in the following circumstances:

•                  the directors who do not have a material personal interest in the matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to the affairs of the company, which states that the remaining directors are satisfied that the interest should not disqualify the director from voting or being present;

•                  ASIC has made a declaration or order under the Corporations Act 2001 (Cth), which permits the director to be present and vote notwithstanding the director’s material personal interest;

•                  there are not enough directors to form a quorum for a directors’ meeting because of the disqualification of the interested directors, in which event one or more of the directors (including a director with a material personal interest) may call a general meeting to address the matter; and

•                  the matter is of a type which the Corporations Act 2001 (Cth) specifically permits the director to vote upon and to be present at a directors’ meeting during consideration of the matter notwithstanding the director’s material personal interest.

However, notwithstanding the exceptions permitted by the Corporations Act 2001 (Cth) and the constitution of the Company (as described above), the Group’s corporate governance standards provide that generally speaking, when a potential conflict of interest arises, the director concerned does not receive copies of the relevant Board papers and withdraws from the Board meeting while such matters are considered.  Accordingly, in such circumstances the director concerned takes no part in discussions nor exercises any influence over other members of the Board.  If a significant conflict of interest with a director exists and cannot be resolved, the director is expected to tender his or her resignation after consultation with the Chairman.

Financial services are provided to non-executive directors under terms and conditions that would normally apply to the public.  Executive directors are entitled to financial services under terms and conditions that would normally apply to full-time employees.  The granting of financial services to directors is subject to any applicable legal or regulatory restrictions, including the United States Sarbanes-Oxley Act of 2002.

Access to management

Board members shall have complete and open access to members of management following consultation with the Chairman and the Managing Director and Chief Executive Officer.

Access to independent professional advice

Written guidelines are in place providing for each director to have the right to seek independent professional advice at the Company’s expense, subject to the prior approval of the Chairman.

The Board has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at the Group’s expense, such legal, accounting or other services, consultants or experts as it considers necessary from time to time in the performance of its duties.

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

Further, directors may only trade in the Company’s securities (subject to also complying with applicable law) during each of the eight weeks commencing the day following each half yearly profit announcement or the date of issue of a prospectus.  Directors are further required to discuss their intention to trade in the Company’s securities with the Chairman prior to trading.

The directors are also subject to legal restrictions on insider trading in other jurisdictions.

Directors must not trade in the shares of any other entity if inside information on such entity comes to the attention of the director by virtue of holding office as a director of the Company.

Shareholding requirements

Within two months after a director’s appointment, the director is required to hold at least 2,000 shares in the Company.  Non-executive directors are required to receive at least 10% and up to 40% of their annual remuneration in the form of shares in the Company, under the National Australia Bank Staff Share Ownership Plan, which was approved by shareholders at the Company’s annual general meeting in 2000 and fresh approval of the non-executive directors’ share plan was obtained at the 2003 annual general meeting.  Such shares are acquired at market prices.  The executive directors may receive share options and performance rights over shares as approved by shareholders and, as staff members, may also receive shares in the Company.

Details of all shareholdings by directors in the Company are set out in the report on the directors and officers.

Confidential information

Internal control systems are monitored and employee integrity is fostered to ensure that confidential customer information is not disclosed outside the Group or used for financial gain of any other entity with which the director has an association.  The directors regard the confidentiality of customer information as highly important.  When the directors are serving on the boards of other companies and undertaking private transactions, they have regard to their confidentiality obligations at all times.

Board and committee agendas

Board and committee agendas are structured throughout the year to assist the Board to meet its significant responsibilities.  This includes the Board’s consideration of strategy and the achievement of financial and other goals.  This also includes the Board receiving a detailed overview of the performance and significant issues confronting each business unit and support unit and to identify major risk elements for review to ensure that assets are properly valued and that protective strategies are in place.

Directors receive detailed financial, operational and strategy reports from senior management during the year and management is available to discuss the reports with the Board.

Board committees

The Board may establish committees as it considers necessary or appropriate to assist it in carrying out its responsibilities.  The Board has established the following committees and has adopted charters setting out the matters relevant to the composition, responsibilities and administration of these committees:

•                  Risk Committee;

•                  Audit Committee;

•                  Nomination Committee; and

•                  Compensation Committee.

Other matters of special importance in relation to which Board committees are established include consideration of large credit facilities, borrowing programs, projects, capital strategies, major investments and commitments, capital expenditure, delegation of authorities to act, and the allocation of resources.

During the year, the responsibilities of the previous Compensation and Nomination Committee were divided and allocated between two new committees.

Risk Committee

Membership

The Risk Committee was established on August 28, 2003.  There were no meetings held during 2003.

The members of the Risk Committee as at November 11, 2003 are:

Mr Graham J Kraehe (Chairman);

Mr Frank J Cicutto;

Mr Peter JB Duncan; and

Dr Edward D Tweddell.

It is appropriate that members of the Risk Committee have a range of different backgrounds, skills and experiences having regard to the operations, financial and strategic risk profile of the Group.

Responsibilities and Risk Committee charter

The roles, responsibilities, composition and membership requirements are documented in the Risk Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com

The responsibilities of the Risk Committee include:

•                  reviewing the Group’s risk profile within the context of the Board risk/return profile determined by the Board;

•                  implementing and reviewing risk management and internal compliance and control systems throughout the Group;

•                  reviewing the adequacy and effectiveness of the Group’s compliance management framework;

•                  reviewing balance sheet risk management framework and strategies;

•                  overseeing the Group’s credit policies;

•                  assessing operational risk limits;

•                  reviewing business risk management;

•                  reviewing country lines of credit; and

•                  reviewing the liquidity policies of the Group.

More comprehensive details on risk management appear on pages 52 to 57.

Audit Committee

Membership

The members of the Audit Committee as at November 11, 2003 are:

Mrs Catherine M Walter (Chairman);

Mr Peter JB Duncan;

Dr Kenneth J Moss; and

Mr John G Thorn (joined on October 16, 2003).

All members of the Audit Committee must be independent, non-executive directors.  ‘Independence’ for these purposes is determined in accordance with the standard adopted by the Board, which reflects the independence requirements of applicable laws, rules and regulations, including the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations and the United States Sarbanes-Oxley Act of 2002.  Members are appointed for an initial term of three years.  Membership is reviewed every three years and periodic rotation is encouraged whereby no more than one member each year can resign as a result of periodic rotation.  It is considered appropriate that members of the Audit Committee be financially literate and have a range of different backgrounds, skills and experiences having regard to the operations, financial and strategic risk profile of the Group.  The Board recognises the importance of the Audit Committee having at least one member with appropriate accounting or financial expertise, as required by applicable laws, best practice guidelines and listing standards.  There is currently a member on the Audit Committee, Mr John G Thorn, who meets the definition of an audit committee financial expert for United States regulatory purposes.  All members of the Audit Committee are financially literate.

The Chairman of the Board cannot be a member of the Audit Committee.

The qualifications of the Audit Committee members together with the number of meetings attended by each member during the year may be found in the report on the directors and officers.

Responsibilities and Audit Committee charter

The Audit Committee’s role, responsibilities, composition and membership requirements are documented in the Audit Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com

The Audit Committee is responsible for review and oversight of:

•                  the integrity of the accounting and financial reporting processes of the Group;

•                  the Group’s external audit;

•                  the Group’s internal audit; and

•                  compliance with applicable accounting standards to give a true and fair view of the financial position and performance of the Group.

The Audit Committee met on seven occasions during the year.  The charter is reviewed at least annually.

The Audit Committee has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at the Company’s expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties.

External auditor

The Audit Committee is responsible for the selection, evaluation, compensation and, where appropriate, replacement of the external auditor, subject to shareholder approval where required.  Responsibilities of this nature are a departure from the Australian Stock Exchange Corporate Council Principles of Good Corporate Governance and Best Practice Recommendations which provide that the Audit Committee should recommend to the Board the appointment and removal of the external auditor.  The reason for the departure is that United States’ laws and regulations require that these responsibilities rest with the Audit Committee.

The Audit Committee is to ensure that the external lead audit partner and concurring review partner are rotated off the Group’s audit after no more than five years and are not reassigned to the Group’s audit for at least five years.

The Audit Committee meets with the external auditor throughout the year to review the adequacy of the existing external audit arrangements with particular emphasis on the scope, quality and independence of the audit.  The Audit Committee meets with internal audit, the external auditor and the consulting actuary separately, without the presence of management, at least annually.

The Audit Committee receives certified assurances from the external auditor and the consulting actuary that they meet the independence requirements of the Company’s global regulators.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence’ refer to ‘Certain services provided by the external auditor - matters related to independence’ on page 17 in the ‘Business overview’ section.

Non-audit services

The Group has adopted an internal policy requiring the pre-approval of any non-audit services proposed to be undertaken by the external auditor.  The policy incorporates auditor independence requirements of applicable laws, rules and regulations and has been promulgated throughout the Group.

Confidential financial submissions

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.  It is a responsibility of the Audit Committee to ensure that employees can make confidential, anonymous submissions regarding such matters.

Nomination Committee

Membership

The Nomination Committee’s members as at November 11, 2003 are:

Mr D Charles K Allen (Chairman);
Mr Frank J Cicutto;
Dr J Brian Clark;
Mr Peter JB Duncan;
Mr Graham J Kraehe;
Dr Kenneth J Moss;
Mr John M Stewart;
Mr John G Thorn (joined October 16, 2003);
Mr Geoffrey A Tomlinson;
Dr Edward D Tweddell; and
Mrs Catherine M Walter,
acting in committee.

The Committee has authority from the Board to sub-delegate the authority of the Committee to a Sub-Committee, comprised of a minimum of three members of the Committee, to examine, review, consider and recommend such matters, relevant to the Nomination Committee Charter, as the Committee may consider appropriate from time to time.

The number of meetings attended by each member during the year, may be found in the report on the directors and officers.

Responsibilities and Nomination Committee charter

The Nomination Committee’s role, responsibilities, composition and membership requirements are documented in a Nomination Committee charter, which has been approved by the Board, and which is available on the Group’s website at www.nabgroup.com

The responsibilities of the Nomination Committee are to:

•                  monitor, review and make recommendations to the Board regarding its performance;

•                  monitor, review and make recommendations to the Board as necessary and appropriate regarding the objectives for and assessment of the performance of the Managing Director and Chief Executive Officer;

•                  review and make recommendations to the Board as appropriate, with regard to:

-         the size and composition of the Board;

-         the criteria for Board membership and desirable qualifications, experience and domicile for individual new appointees to the Board;

-         the induction program for new directors;

-         the continuing education program for directors; and

-         identification of potential candidates for appointment to the Board; and

•                  review the Nomination Committee’s charter, as well as its composition, annually.

Succession planning

The Nomination Committee reviews the succession planning for the Board and senior executives and reports to the Board on such issues.

Compensation Committee

Membership

The Compensation Committee’s members as at November 11, 2003 are:

Dr Kenneth J Moss (Chairman);
Dr J Brian Clark;
Mr John G Thorn (joined November 7, 2003); and
Dr Edward D Tweddell.

The number of meetings attended by each member during the year may be found in the report on the directors and officers.

Responsibilities and Compensation Committee charter

The Compensation Committee’s role, responsibilities, composition and membership requirements are documented in a Compensation Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com

The responsibilities of the Compensation Committee are to:

•                  monitor, review and make recommendations to the Board as necessary and appropriate regarding:

-         the compensation arrangements for the Managing Director and Chief Executive Officer, including incentive plans, other benefits and service contracts; and

-         the remuneration arrangements for non-executive directors;

•                  oversee the remuneration policies of the Group generally;

•                  review and approve:

-         offers under existing share, option and performance rights plans from time to time on such conditions (not inconsistent with the provisions of the relevant plan) as the Compensation Committee thinks fit, including setting the terms of issue of shares, options and performance rights, within the aggregate number of securities able to be made available under the relevant plan as approved by the Board;

-         remuneration reviews and payments under current incentive plans for senior executives and reward pools under various specialist incentive plans;

-         fees for the members of the boards of controlled entities; and

-         changes to the factors regarding the measurement of Economic Value Added EVA®; and

•                  review the Compensation Committee’s charter, as well as its composition, annually.

EVA® is a registered trademark of Stern Stewart & Co.

Performance review

The Board reviews performance and sets the remuneration package applicable to the Managing Director and Chief Executive Officer following recommendations from the Compensation Committee.  This performance review involves meeting established performance-based criteria structured on increasing shareholder value.

The remuneration policy for senior executives is set out in the report on the directors and officers.

Controlled entities

The activities of every company in the Group are overseen by their own board of directors.

Directors of each of these controlled entities are provided with Corporate Governance Guidelines, which have been approved by the Board.  The Corporate Governance Guidelines set out the specific roles, duties, responsibilities and rights of the directors of the controlled entities.  Such guidelines set out the key expectations that the Board would have of the boards of controlled entities.  The guidelines have been specifically tailored for the different types of entities depending on the nature of their business and their activities.

Mr Geoffrey A Tomlinson is the Chairman of National Wealth Management Holdings Limited, and certain wealth management controlled entities, due to his in-depth background and expertise in wealth management and insurance business.  Directors of controlled entities are normally selected from among the outstanding business people in the local market in which the entities operate.  A primary pre-requisite to the Board having confidence in the activities of a controlled entity board is to have a high quality subsidiary board with a commitment to the Group objectives.  There is a standing invitation to all of the Board directors to attend any board meeting of a controlled entity through consultation with the Chairman.  Such visits are undertaken to develop a broader understanding of the Group’s total operations.

Communicating with shareholders

Strategy

The Group aims to be open and transparent with all stakeholders, including the owners of the business – the shareholders (direct and indirect).  Plain English communications and easy access to company information are important objectives of the Company’s communications strategy.  Information is communicated to shareholders regularly through a range of forums, publications and online. These include:

•                  the Company’s annual general meeting, which was held in Melbourne on December 19, 2003;

•                  notices and explanatory memoranda of annual general meetings;

•                  the concise annual report (unless a shareholder has requested not to receive this);

•                  the annual financial report (for those shareholders who have requested a copy);

•                  disclosures to the stock exchanges in Australia, London, Luxembourg, New York, New Zealand and Tokyo, and to the Australian Securities and Investments Commission and the US Securities and Exchange Commission;

•                  letters from the Managing Director and Chief Executive Officer or the Chairman to specifically inform shareholders of key matters of interest; and

•                  the Group’s website at www.nabgroup.com,where there is a Shareholder Centre which includes access to company announcements and media releases and investor presentations.

In addition to the registered shareholders, there are many thousands who have invested indirectly through the Group’s funds management products, and through the funds management products of a large number of organisations.  The Group encourages these beneficial owners to take an active interest in the affairs of the Group by visiting the Group’s website.  Beneficial owners and others may also access the Shareholder Centre.

Meetings

The notice of annual general meeting provides details of the location, time and date of the meeting, the business to be considered by shareholders and details about each candidate standing for election or re-election as a director of the Company.  On average, these meetings attract around 1,000 shareholders and stakeholders.  For those shareholders who are unable to attend the meeting, the Company provides a webcast.  The Company’s external auditor attends this meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

Continuous disclosure

The Board’s policy is that shareholders are informed of all major developments that impact on the Company.  There is a detailed continuous disclosure policy in place, which is intended to maintain the market integrity and market efficiency of the Company’s shares listed on international stock exchanges.  The Company has established written policies and procedures designed to manage the Company’s compliance with the continuous disclosure obligations imposed by the various stock exchanges on which the Company’s securities are listed (including the ASX) and to attribute accountability at a senior management level for that compliance.

Ethical standards

The operations of the Group are driven by the Group’s purpose, vision statement and values.  All of the Group’s values are important and cover every aspect of daily banking and financial service practices.

The Group’s values include the requirement that the business be conducted ethically, with integrity and professionalism to achieve the highest standards of behaviour.  These values are reinforced by the Company’s Code of Conduct, which requires the observance of strict ethical guidelines.  The Code of Conduct applies to all senior executives and employees of the Group, as well as to directors, and temporary workers.  In addition, the Board charter also governs the conduct of the Board and each director.  The Code of Conduct covers:

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

In addition, the Group has adopted a code of conduct for financial professionals which applies to the Managing Director and Chief Executive Officer, Chief Financial Officer and all professionals worldwide serving in finance, accounting, tax or investor relations roles.

The Company strongly supports the Code of Banking Practice 2003, recently launched by the Australian Bankers’ Association, which includes:

•                  major commitments and obligations to customers;

•                  principles of conduct; and

•                  the roles and responsibilities of the independent external body, the Code of Compliance Monitoring Committee, which investigates complaints about non-compliance.

Whistleblower Protection Program

The Group has a Whistleblower Protection Program established for the confidential reporting of issues of unacceptable or undesirable conduct.  The system enables disclosures to be made to a Protected Disclosure Officer by the Group’s employees, or, where applicable, if the matter is highly sensitive and the employee believes it more appropriate, direct to the Audit Committee.

The Group does not tolerate known or suspected incidents of fraud, corrupt conduct, adverse behaviour, legal or regulatory non-compliance, or questionable accounting and auditing matters by its employees.

Nor does the Group tolerate taking reprisals against those who come forward to disclose such conduct.  The Group will take all reasonable steps to protect employees who make such disclosures from any reprisal or detrimental action following the disclosure.

Report on the directors and officers

Directors

The Board of directors (the Board) has power to appoint persons as directors to fill any vacancies.  Other than the Managing Director, one-third (or the nearest number to but not exceeding one-third) are required to retire by rotation at each annual general meeting, together with any director appointed during the year to fill any vacancy.  Both the directors retiring by rotation and any newly-appointed directors are eligible to stand for re-election or election.

Details of directors of the Company in office as at November 11, 2003 and each director’s qualifications, experience and special responsibilities are below:

Mr D Charles K Allen

AO, MA, MSc, FTSE, FAICD

Mr Allen was appointed Chairman in September 2001 and has been an independent non-executive director since 1992.  He is Chairman of the Nomination Committee.

Experience

35 years in the petroleum industry including 21 years with Shell International and 14 years as Managing Director of Woodside Petroleum Ltd until 1996.

Other directorships

Amcor Limited, The Australian Gas Light Company (AGL), Air Liquide Australia Limited and Earthwatch Australia.

Mr Frank J Cicutto

BCom, FAIBF, FCIBS

Mr Cicutto, the Managing Director and Chief Executive Officer, was appointed to the Board as an executive director in 1998.  He is a member of the Risk Committee and the Nomination Committee.

Experience

35 years in banking and finance in Australia and internationally.  Previous executive positions within the Group include Head of Credit Bureau, State Manager New South Wales, Chief Executive Clydesdale Bank PLC, and Chief General Manager, Australian Financial Services.  Appointed Executive Director and Chief Operating Officer in July 1998, and appointed Managing Director and Chief Executive Officer in June 1999.

Other directorships

Melbourne Business School Limited.

Dr J Brian Clark

DSc

Dr Clark is an independent non-executive director and was appointed in 2001.  He is a member of the Compensation Committee and the Nomination Committee.

Experience

30 years as a research physicist and senior manager, including five years as President of CSIR, the largest multi-disciplinary contract research organisation in South Africa.  From 1990 he has been involved in telecommunications, first as a non-executive director of Telkom SA Limited, then as its Managing Director and Chief Executive Officer.  In 1997 he joined the Vodafone Group where he currently serves as Chief Executive Officer of Asia Pacific and a member of the Group’s executive committee.

Other directorships

Chairman of the public company Vodafone Holdings KK in Japan and is a non-executive director of China Mobile (Hong Kong) Limited, Chairman and Board member of a number of Vodafone Group Companies.

Mr Peter JB Duncan

BE (Chem) (1st Class Hons), DBS (with Distinction), MAICD

Mr Duncan is an independent non-executive director and was appointed in 2001.  He is a member of the Audit Committee, the Risk Committee and the Nomination Committee.

Experience

36 years with Royal Dutch/Shell Group of companies, including senior finance and general management positions in Australia, New Zealand, South America, Europe and South East Asia.  He was Chairman of the Shell Group of Companies in Australia and New Zealand.  Former Chairman of the Australian Institute of Petroleum.

Other directorships

Orica Limited, GasNet Australia Limited and Commonwealth Scientific and Industrial Research Organisation (CSIRO).  Chairman of Scania Australia Pty Limited.  President of the Australian German Association.  Honorary member of the Business Council of Australia.

Mr Graham J Kraehe

AO, BEc, FAICD

Mr Kraehe is an independent non-executive director and was appointed in 1997. He is the Chairman of the Risk Committee and a member of the Nomination Committee.

Experience

38 years in the wine, automotive and diversified manufacturing industries.  Managing Director of Pacifica Limited from 1985 until 1994.  Managing Director and Chief Executive Officer of Southcorp Limited from 1994 until early 2001.

Other directorships

Brambles Industries Limited, Brambles Industries PLC, The News Corporation Limited and Djerriwarrah Investments Limited.  Chairman of BHP Steel Limited.

Dr Kenneth J Moss

BE, PhD, FIEAust, CPEng, FAICD

Dr Moss is an independent non-executive director and was appointed in 2000.  He is Chairman of the Compensation Committtee and is a member of the Audit Committee and the Nomination Committee.

Experience

35 years in the mining, engineering, marine and hardware industries with BHP Limited and the Howard Smith Group, including seven years as Managing Director of Howard Smith Limited until July 2000.

Other directorships

Adsteam Marine Limited, GPT Management Limited and Hunter Area Health Service.  Chairman of Boral Limited and Centennial Coal Company Limited.

Mr John M Stewart

BA, ACII, FCIB

Mr Stewart is an executive director and was appointed in August 2003.  He is the Managing Director and Chief Executive Officer of National Australia Group Europe Limited and is a director of Clydesdale Bank PLC, Northern Bank Limited, National Irish Bank Limited and Yorkshire Bank PLC.  He is a member of the Nomination Committee.

Experience

26 years in banking and finance in the United Kingdom including four years as Group Chief Executive of Woolwich PLC until its acquisition by Barclays PLC in 2000 when he was appointed Deputy Group Chief Executive of Barclays PLC.

Mr John G Thorn

FCA, MAICD

Mr Thorn is an independent non-executive director and was appointed in October 2003.  He is a member of the Audit Committee, the Compensation Committee and the Nomination Committee.  He acts as the financial expert on the Audit Committee for United States regulatory purposes.

Experience

37 years in professional services with PricewaterhouseCoopers, over 20 years as a partner responsible for significant international and Australian clients.  Australian National Managing Partner and a member of the Global Audit Management Group until 2003.

Other directorships

Salmat Limited.

Mr Geoffrey A Tomlinson

BEc

Mr Tomlinson is an independent non-executive director and was appointed in 2000.  He is Chairman of National Wealth Management Holdings Limited.  He is a member of the Nomination Committee.

Experience

29 years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Other directorships

Amcor Limited and Mirrabooka Investments Limited.  Chairman of Reckon Limited, Funtastic Limited and Programmed Maintenance Services Limited.  Deputy Chairman of Hansen Technologies Limited.

Dr Edward D Tweddell

BSc, MBBS (Hons), FRACGP, FAICD

Dr Tweddell is an independent non-executive director and was appointed in 1998.  He is a member of the Compensation Committee, the Nomination Committee and the Risk Committee.

Experience

25 years in the pharmaceutical and health care industries.  Group Managing Director and Chief Executive Officer of FH Faulding & Co Limited from 1993 to 2001.

Other directorships

Chairman of Ansell Limited.  Director of Australian Postal Corporation and Commonwealth Scientific and Industrial Research Organisation (CSIRO).

Mrs Catherine M Walter

AM, LLB (Hons), LLM, MBA, FAICD

Mrs Walter is an independent non-executive director and was appointed in 1995.  She is Chairman of the Audit Committee and is a member of the Nomination Committee.

Experience

20 years as a solicitor and eight years as a partner in the firm Clayton Utz until 1994, including a period as Managing Partner of the Melbourne office.  She also served as a Commissioner of the City of Melbourne.

Other directorships

Australian Stock Exchange Limited, Orica Limited, Australian Foundation Investment Company Limited, Melbourne Business School Limited and The Walter and Eliza Hall Institute of Medical Research.

Board changes

During the year Mr John M Stewart was appointed an executive director.  Subsequent to September 30, 2003, the following appointments were made: Mr John G Thorn as an Independent non-executive director, Mr Graham G Krache as Chairman and Mr John M Stewart as Managing Director and Chief Executive Officer. Also subsequent to September 30, 2003, the following resignations were received and accepted Mr D Charles K Allen as Chairman and non-executive director and Mr Frank J Cicutto as Managing Director and Chief Executive Officer.

In March 2004 Mr Peter JB Duncan was appointed as Chairman of the Risk Committee, replacing Mr Graham J Kraehe, and Mr John G Thorn was appointed as Chairman of the Audit Committee, replacing Mrs Catherine M Walter.  Further, in March 2004 Dr Kenneth J Moss has been appointed as the Senior Independent Director in line with the best practice corporate governance model in the UK.

Directors’ and officers’ indemnity

The Company’s constitution

Article 21 of the Company’s constitution provides:

Every person who is or has been an officer is entitled to be indemnified out of the property of the Company to the ‘relevant extent’ against:

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

The reference to the ‘relevant extent’ means to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified.

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

Article 21 does not limit any right the officer otherwise has.  In the context of Article 21, ‘officer’ means a director, secretary or executive officer of the Company or of a related body corporate of the Company.

The existing and former directors, secretaries and executive officers of the Company and of its related bodies corporate are indemnified in terms of Article 21.

The Company has executed deeds of indemnity in terms of Article 21 in favour of each non-executive director of the Company and each non-executive director of a related body corporate of the Company.

Directors’ and officers’ insurance

During the year, the Company, pursuant to Article 21, paid a premium for a contract insuring all directors, secretaries, executive officers and employees of the Company and of each related body corporate of the Company.  The insurance does not provide cover for the independent auditors of the Company or of a related body corporate of the Company.

In accordance with usual commercial practice, the insurance contract prohibits disclosure of details of the nature of the liabilities covered by the insurance, the limit of indemnity and the amount of the premium paid under the contract.

Principal activities and significant changes in nature of activities

The principal activities of the Group during the year were banking services, credit and access card facilities, leasing, housing and general finance, international banking, investment banking, wealth management, funds management, life insurance, and custodian, trustee and nominee services.

Review of operations

A review of the operations of the Group during the year, and the results of those operations are contained on pages 2 to 3, 14 to 23, and 42 to 43 of the concise annual report 2003.  For a more detailed review of the operations of the Group, refer to pages 3 to 62 of this annual financial report.

Group results

The net profit attributable to members of the Company for the year ended September 30, 2003 was $3,955 million, an increase of $582 million (17.3%) on the previous year.

A detailed review of the Group results is contained on pages 42 to 43 of the concise annual report 2003.  For a more detailed review of the Group results, refer to pages 3 to 62 of this annual financial report.

Dividends

The directors have declared a final dividend of 83 cents per fully paid ordinary share, 100% franked, which was paid on December 10, 2003.  The payment amount was estimated to be $1,248 million as at November 11, 2003.

Dividends paid since the end of the previous financial year:

•             the final dividend for the year ended September 30, 2002 of 75 cents per fully paid ordinary share, 90% franked, paid on December 11, 2002.  The payment amount was $1,151 million; and

•             the interim dividend for the year ended September 30, 2003 of 80 cents per fully paid ordinary share, fully franked, paid on July 2, 2003.  The payment amount was $1,104 million.

Further information on the dividends paid and declared to date is contained in note 7 to the financial statements.

The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.

The extent to which future dividends will be franked, for Australian taxation purposes, will depend on a number of factors including the proportion of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system as a result of the Australian Commonwealth Government’s tax reform initiatives.

Significant changes in the state of affairs

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity formed in Delaware) of 400,000 Trust Preferred Securities at GBP1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until December 17, 2018 equal to 5.62% per annum and, in respect of each five year period after that date, a non-cumulative distribution payable semi-annually in arrears at a rate equal to the five-year benchmark UK government bond rate at the start of that period plus 1.93%.

In certain limited circumstances, the Trust Preferred Securities will be exchanged for redeemable preference shares in the Company (TPS preference shares).  The Company also has discretion to exchange the Trust Preferred Securities for TPS preference shares at any time.  If issued, each holder of a TPS preference share would receive, if declared, non-cumulative dividends calculated at the same rate and payable on the same basis as apply to the Trust Preferred Securities.

With the prior consent of APRA, the Trust Preferred Securities and the TPS preference shares (if issued) may be redeemed in certain limited circumstances.  In some circumstances, the redemption price may include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption.

The Trust Preferred Securities are listed on the Luxembourg Stock Exchange and on a winding up of the Company will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

In the opinion of the directors, there have been no other significant changes in the state of affairs during the year ended September 30, 2003.

Events subsequent to balance date

Election to consolidate for Australian tax purposes

At the date of this report, the Company has resolved to make an election to consolidate for Australian income tax purposes.  On making such an election, the Company would be the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries.  The financial effects of the tax consolidation legislation cannot be estimated reliably at this point in time and have not been brought to account in the financial statements for the year ended September 30, 2003, except as stated in note 23 of the financial report.

Ordinary share buy back

On October 1, 2003 the Company announced its intention to buy back ordinary shares on market approximately equal to the number of shares issued under the Company’s dividend package plans and staff share and option plans.  The Company had expected this to be up to approximately 25,500,000 ordinary shares over the period from November 11, 2003 until September 30, 2004.  However the Company announced on March 24, 2004 that it was terminating this share buy back program.

Redemption of Trust Units Exchangeable for Preference Shares TM (TrUEPrSSM) and buy-back of shares issued in connection with the TrUEPrSSM

On January 22, 2004 the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 TrUEPrS in 1998.  TrUEPrS were redeemed on the same day.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure to be recognised in the 2004 financial year include a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million.

Foreign currency options losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.  Four members of the foreign currency trading desk involved in this matter were suspended pending the outcome of the internal investigation and external inquiries, and the Company took steps to manage the options trading position.  A third party investigation into this matter was conducted by PricewaterhouseCoopers (refer below).  The Company is also responding to related requests for information from Australian and UK authorities and regulators and the United States SEC.

Based on its assessment, the Company announced a total loss of $360 million before tax, or $252 million after tax, arising from the unauthorised foreign currency options trading.  This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.  The Company analysed the amount of these losses that were incurred during the fiscal year ended September 30, 2003.  This 2003 amount was estimated at $66 million ($42 million due to false transactions and $24 million due to valuation adjustments) before tax, or $46 million after tax, which is included in the above total loss announced.  Under applicable accounting principles, based on a quantitative and qualitative assessment of the loss incurred in 2003, that amount has not been recognised in the financial statements for the year, which were published prior to discovery of the losses.  The Company will recognise the total losses during the 2004 year.

The key points from the PricewaterhouseCoopers ‘Investigation into foreign exchange losses at National Australia Bank’ report dated March 12, 2004 include:

•                  the final losses arising from foreign currency options trading announced on January 27, 2004 was $360 million;

•                  the losses arising from the foreign currency options trading increased significantly between September 2003 and January 2004;

•                  four traders on the foreign currency options desk exploited loopholes and weaknesses in systems and processes to hide trading losses and protect bonuses;

•                  the traders’ activities were contrary to the Company’s strategy of building customer-focused business;

•                  the foreign currency options trading losses were reported to management by several junior employees;

•                  no customers were directly or indirectly affected by the foreign currency options trading losses;

•                  in the Corporate & Institutional Banking Market’s division there was:

•                  inadequate management supervision;

•                  significant gaps in back office monitoring functions;

•                  escalation processes that did not work properly;

•                  weaknesses in control procedures;

•                  failure in risk management systems; and

•                  an absence of appropriate financial controls;

•                  there is not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems; and

•                  warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon.

The complete PricewaterhouseCoopers report is available on the Group’s website at www.nabgroup.com

APRA has also provided to the Company a report on its investigation into irregular currency options trading.  That report identifies problems and issues in respect of management supervision, adherence to risk management systems and controls, internal governance procedures and the culture of the Company similar to those described above.

The complete APRA report is available on the Group’s website at www.nabgroup.com

Following the release of the PricewaterhouseCoopers report, the Board announced a four point action plan to fully address all of the issues associated with the foreign currency options trading losses.

Board changes

•                  The Board accepted that they are ultimately responsible for the culture and reputation of the Company and any losses suffered by shareholders.

•                  The Company’s former Chairman, Mr D Charles K Allen, and former Managing Director and Chief Executive Officer, Mr Frank J Cicutto, have both resigned (refer below).

•                  The Board is seeking the appointment of two additional directors with banking experience, one from Australia and one from the United Kingdom.

•                  The Board will enhance existing governance processes including the annual review of Board performance and the review of individual directors prior to their standing for re-election at the annual general meeting.

Management changes

•                  Primary responsibility for unauthorised trading rests with four members of the foreign currency options desk and they have been summarily dismissed from the Company.  The Head of Foreign Exchange in the Markets division, who was the direct supervisor of the four traders, has been dismissed.

•                  A number of other employees within the Company will also be transferred or counselled as a result of the events surrounding the unauthorised foreign currency options trading.

•                  The employment of certain individuals has also been reviewed.  Those who have left the Company include; the Executive General Manager, Corporate & Institutional Banking, Mr Ian F Scholes, the Head of Market division, Mr Ron Erdos, and the Executive General Manager, Risk Management, Mr Christopher D Lewis.

Risk and control frameworks

•                  The Company will refine its risk management framework to get a more appropriate balance between management and policing functions.  Management have already reviewed value at risk limits and reduced the level of risk exposure.  From now on there will be a zero tolerance policy towards unauthorised limit breaches at the Company.

•                  Weaknesses in the control procedures identified by PricewaterhouseCoopers have been or will be rectified without delay.  This includes analysis of daily trading profits and accounts, reporting of all large and unusual transactions, investigations of all off-market rates on high risk transactions, critical review of revaluation rates sourced from third parties and a stronger back office function that properly checks all transactions.

•                  The management team will also review responsibilities between business units to ensure that there are clear reporting lines and accountabilities between Risk Management, Operations and Finance functions.

•                  Further, the Managing Director and Chief Executive Officer will report regularly to the Board on the Company’s progress on tackling these problems.

Culture

•                  The Company will continue its cultural change programs such as Revitalisation and Making a Difference that promote positive and transparent behaviours, and ensure that these programs are actively adopted in the Market’s division.

•                  The Company will continue to encourage and protect whistleblowers. Refer to ‘Whistleblower Protection Program’ on page 70 for details of the Company’s program.

•                  Further, the management team will also review its recruitment processes, the annual appraisal processes and incentive structures to avoid inappropriate behaviours in the future.

APRA has also specified in its report a number of remedial actions required to be implemented.  These include the following:

•      Culture — The Board is required to review cultural norms within the Company and clearly articulate the standards of behaviour, professionalism and openness it expects of the organisation;  the Board is required to develop policies that promote and support ‘whistle-blowing’; the Board is required to review incentive arrangements to ensure that these promote behaviours that have appropriate regard to risk;

•      Governance — The Board, its committees and executive risk committees are required to clarify the appropriate escalation channels available to enable the Board and its committees to deliberate on serious risk issues.  The Board must establish more transparent risk reporting systems and place greater reliance on independent checks and balances on executive management to enable it to discharge its duties appropriately;

•      Limit Frameworks — The Board is required to review, and formally approve, all market risk limits in the Markets division of Corporate & Institutional Banking; limit policies should clearly specify mandatory (or ‘hard’) limits;  trigger levels (or ‘soft’ limits) should also be specified;  all limit excesses — whether ‘hard’ or ‘soft’ - must have a defined response;

•      Markets — the respective roles and responsibilities of the Markets division of Corporate & Institutional Banking and the Market Risk division of Risk Management in respect of risk analysis and escalation of risk issues needs to be clearly specified and distinct from each other;

•      Market Risk — reporting lines in, and responsibilities of, the Market Risk and Prudential Control (MR&PC) role are required to be streamlined in order to ensure that adequate attention is devoted to market risk issues; roles and responsibilities in MR&PC are required to be clarified and confer an unambiguous mandate; the process surrounding the approval of product usage authorities is to be reviewed to ensure that all relevant risk management issues are covered;

•      Operations — in relation to its Corporate & Institutional Banking Operations division (part of Corporate & Institutional Banking Services), the Company is required to review:  all confirmation and reconciliation procedures; operational procedures followed by Operations division staff — especially as regards interaction with the front office; and reporting of transactional and other statistical information;

•      Finance — the Finance division is to be assigned responsibility for data integrity;  analysis of the components of reported profit and loss data;  and critical questioning of discrepancies.  The Finance division is also required to review and formally document the materiality thresholds applicable to each desk; and

•      Quantitative Support — a number of reforms are required to formalise and enhance the role played by the Quantitative Support division of Corporate & Institutional Banking in model validation and testing.

APRA has also required that the Company’s internal target total capital adequacy ratio is to rise to 10 per cent until such time as APRA is satisfied that all material weaknesses identified in this report have been rectified. APRA has also withdrawn the Company’s approval to use an internal model to determine market risk capital.

The Company’s currency options desk will also remain closed to corporate business and proprietary trading until new limit structures have been approved, all key staff changes have been settled and substantial progress has been made to redress the issues raised by APRA in its report.

The report, available on the Group’s website at www.nabgroup.com, sets out in full these required actions.

The Company will commence a program to implement these required actions according to timeframes agreed with APRA, and the Company will remain under close supervision by APRA until these actions are implemented.

Sale of shareholdings

On January 28, 2004, the Company sold its shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  This resulted in a profit on sale of $322 million after tax.  The financial effects of the sale have not been brought to account in the financial statements for the year ended September 30, 2003.  The Company will recognise the profit on sale during the 2004 financial year.

Managing Director and Chief Executive Officer — resignation and appointment

On February 2, 2004, the Board announced the appointment of Mr John M Stewart as the Company’s Managing Director and Chief Executive Officer, following the resignation of Mr Frank J Cicutto. Mr Cicutto received a resignation payment of $3.270 million, which included a payment in lieu of six months’ notice.  He was also entitled to statutory and award payments including accrued annual leave and long service leave of $3.273 million and a deferred performance-based remuneration incentive of $1.293 million.  Mr Cicutto had previously elected to take this incentive in the form of ordinary shares of the Company, and approval for these ‘deferred shares’ was provided by shareholders at the Company’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto will now receive this incentive in cash.  Deducted from each of these amounts were appropriate taxation deductions as required by law.  As a result of his resignation, Mr Cicutto will forego $1.293 million in ‘matching shares’ that were also approved by shareholders at the Company’s annual general meeting on December 19, 2003.  The value of both the deferred shares and the matching shares were reported as deferred performance-based remuneration in the report on the directors and officers.  For full details of Mr Frank J Cicutto’s deed of settlement and release refer to ‘material contracts’ on page 212 in the ‘shareholders information’ section.  Mr Stewart commenced this position effective immediately from the date of the announcement, however, his new contract of employment remains under negotiation at the date of this financial report.

The financial effect of the resignation payment to Mr Cicutto has not been brought to account in the financial statements for the year ended September 30, 2003.  This will be recognised as an expense in the 2004 financial year.  Mr Cicutto’s annual leave and long service leave benefits and deferred performance-based remuneration incentive other than matching shares were accured as at September 30, 2003.  Any entitlement to annual leave and long service leave benefits accruing after September 30, 2003 will be recognised as an expense in the 2004 financial year.  No financial effect will arise from the matching shares foregone.

Chairman of the Board — resignation and appointment

On February 16, 2004, the Board announced the appointment of Mr Graham J Kraehe as the Company’s Chairman, following the resignation of Mr D Charles K Allen as Chairman and a director.  Refer to the ‘Report on the directors and officers’ (page 78) for the retirement benefits payable to Mr Allen as at September 30, 2003.  Mr Kraehe commenced this position effective immediately from the date of the announcement.

Directors’ retirement benefits are accrued each year and any post September 30, 2003 retirement benefits will be recognised as an expense in the 2004 financial year.

Amended assessment from the Australian Tax Office - exchangeable capital units

On February 26, 2004, the Company announced that it had received amended assessments from the Australian Tax Office (ATO) that seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000. The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after tax), a total of $307 million (after tax). The ATO is considering its position in respect of interest deductions claimed by the Company on its ExCaps for 2001 to 2003. The amount of primary tax relating to these interest deductions is approximately $135 million. If the ATO issues amended assessments in respect of these years it is possible interest and penalties would also apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.

The financial effects of the amended assessments from the ATO have not been brought to account in the financial statements for the year ended September 30, 2003. Any amount paid to the ATO whilst these amended assessments are in dispute will be accounted for by the Company as an asset on the statement of financial position.  Any amount unpaid whilst these amended assessments are in dispute will be disclosed in the notes to the financial statements as a contingent liability.

Australian Taxation Office Position on TrUEPrS capital raising

The Australian Taxation Office (ATO) has confirmed that it intends to issue  amended assessments in relation to interest deductions claimed by the Company in the respect of its TrUEPrS capital raising.  The amount of primary tax, which relates to interest deductions in respect of the TrUEPrS capital raising for 1999 to 2003 is approximately $101 million.  Should the ATO issue amended assessments in respect of the TrUEPrS capital raising, it is possible that penalties and interest will apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to lodge objections against any amended assessments received. The financial effect of the ATO position on this matter has not been brought to account in the financial statements for the year ended September 30, 2003. The possible liability existing whilst this issue is in dispute will be disclosed in the notes to the financial statements as a contingent liability.

New Zealand structured finance tax audit

A wholly owned subsidiary of the Company, BNZ Investments Limited together with some of its subsidiaries, is in a tax dispute process with the New Zealand Inland Revenue Department (IRD) with respect to certain structured finance transactions entered into in 1998 and 1999.  The Group has provided a formal response to the IRD’s Notice of Proposed Adjustment and, as at March 23, 2004, is awaiting a response.  The IRD is also reviewing certain other transactions in the BNZ Investments Limited structured finance portfolio.  The amount of the amended assessments (if any) that the IRD may issue as a result of this process is uncertain at this time.  The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions.  The financial effect of the IRD dispute process has not been brought to account in the financial statements for the year ended September 30, 2003.  The possible liability existing whilst this issue is in dispute will be disclosed in the notes to the financial statements as a contingent liability.

Securities and Exchange Commission voluntary document request

The Company has received a voluntary document request from the SEC in the US as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to auditor independence.  In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities, including the foreign currency options trading matter (refer to page 74) and HomeSide US.

For a detailed discussion of the review of audit independence refer to ‘Certain services provided by the external auditor – matters relating to independence’ in the ‘Business overview’ section on page 17.

Credit Rating

On March 12, 2004 Standard and Poor’s Ratings Service lowered its long-term counterparty credit rating on National Australia Bank Limited and related entities from AA to AA-.  Moody’s Investor Service and Fitch Rating both have re-affirmed the ratings at Aa3 and AA respectively.

No further matter, item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future developments

Details of the likely major developments in the operations of the Group in future years and the expected results of those operations are referred to on pages 4 to 7 in the concise annual report 2003.

In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the interests of the Group.

Environmental regulation

The operations of the Group are not subject to any particular and significant environmental regulation under a law of the Australian Commonwealth Government or of a State or Territory, but the Group can incur environmental liabilities as a lender.  The Group has developed credit policies to ensure this is managed appropriately.

Rounding of amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission (ASIC) on July 10, 1998, the Company has rounded off amounts in this report and the accompanying financial report to the nearest million dollars, except where indicated.

Proceedings on behalf of the Company

There are no proceedings brought or intervened in, or applications to bring or intervene in proceedings, on behalf of the Company by a member or other person entitled to do so under section 237 of the Corporations Act 2001 (Cth).

Remuneration policy and relationship to Company performance

Non-executive directors

The fees paid to non-executive members of the Board are based on advice and data from the Company’s remuneration specialists and from external remuneration advisers.  This advice takes into consideration the level of fees paid to board members of other major Australian corporations, the size and complexity of the Company’s operations, the achievements of the Company and the responsibilities and workload requirements of Board members.

Because the focus of the Board is on the long-term strategic direction of the Company, there is no direct link between non-executive director remuneration and the short-term results of the Company.  The long-term performance of the Company, relative to other large corporations, is considered among other factors in setting the fee pool, which is periodically proposed to shareholders at the annual general meeting for approval.  Shareholders approved an increase in the fee pool of $1.3 million to a maximum of $3.5 million at the Company’s annual general meeting held on December 19, 2003.

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

At the Company’s annual general meeting held in December 2000, shareholders approved the non-executive directors’ share arrangement under the National Australia Bank Staff Share Ownership Plan.  Under this arrangement, shares are provided to non-executive directors as part of their remuneration, rather than receiving cash.  The shares are either issued or acquired on-market on behalf of participants and allocated to non-executive directors on dates determined by the trustee of the National Australia Bank Staff Share Ownership Plan in its sole discretion.  Shareholders approved continued provision of shares in accordance with this arrangement at the Company’s annual general meeting held on December 19, 2003.

Agreements between the Company and certain of the non-executive directors provide that upon, and in the consequence of, each of these directors ceasing to be a director by reason of retirement or death, the Company shall pay a lump sum retirement allowance.  This retirement benefit, as approved by shareholders, is based on period of service, as follows:

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

During 2002, the Board decided not to enter into any new contractual obligations to pay retirement allowance benefits to non-executive directors.  For all new non-executive directors, who would have no entitlement to a retirement allowance benefit, their directors’ fees have been set at a higher level than the current fees payable.  The new directors would then have flexibility in relation to their remuneration, including the opportunity to set aside additional superannuation beyond the compulsory superannuation guarantee levy, if so desired.

Shareholders granted approval for existing contractual arrangements to be frozen.  This approval was granted at the Company’s annual general meeting held on December 19, 2003.  Current directors will move onto similar arrangements to those of new directors.

The following table shows details of the nature and amount of each element of the emoluments of each non-executive director of the Company for 2003.  No options or performance rights have been granted to non-executive directors during 2003 or since the end of 2003 up to February 16, 2004 as part of their remuneration.

	Fees, cash component (1)	Fees, share component (1) (2)	Other benefits (3)	Total remuneration	Accrual of retirement allowance benefits for the year	Total accumulated retirement benefit (4)
	$	$	$	$	$	$
Non-executive directors
D Charles K Allen	251,449	137,266	22,630	411,345	352,911	1,083,218
J Brian Clark	72,800	42,200	6,552	121,552	31,781	65,315
Peter JB Duncan	173,253	29,119	15,593	217,965	55,429	93,470
Graham J Kraehe	114,030	23,200	10,263	147,493	55,620	252,311
Kenneth J Moss	179,436	32,433	16,149	228,018	45,474	124,178
Geoffrey A Tomlinson	226,592	43,788	20,393	290,773	83,366	239,534
Edward D Tweddell	138,530	11,900	12,468	162,898	52,406	252,467
Catherine M Walter	262,615	32,950	23,635	319,200	163,096	546,862

(1)       Non-executive directors’ remuneration represents fees in connection with their roles, duties and responsibilities as non-executive director, and includes attendance at meetings of the Board, Board committees and boards of controlled entities and includes payments of $78,484 to Mrs Walter and $31,218 to Mr Tomlinson in respect of services performed as non-executive directors of subsidiary boards and committees relating to the prior year.

(2)       The aggregate number of shares acquired by non-executive directors as part of their remuneration was 13,299 shares and the average issue price was $29.77.

(3)       Reflects compulsory Company contributions to superannuation and includes contributions of $3,320 to Mrs Walter and $531 to Mr Tomlinson in respect of services performed as non-executive directors of subsidiary boards and committees relating to the prior year.

(4)       Excludes accumulated compulsory contributions to superannuation and accumulated investment earnings on those contributions.

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

Remuneration for senior executives of the Group is determined in accordance with remuneration structures set by the Board, following recommendations from the Compensation Committee (previously the Nomination and Compensation Committee).  The Compensation Committee receives advice on the level and form the remuneration should take from the Group’s remuneration specialists.  This advice incorporates individual performance achievements and competitive market data and analysis from several external remuneration advisers.

Individual performance for senior executives is assessed through a mix of qualitative and quantitative measures using a scorecard approach.  An annual review of performance objectives is conducted by the Chief Executive Officer for each senior executive and outcomes are distributed to the Board for noting.

Senior executive remuneration is made up of three components.  For out-performance, these amounts can exceed the median of the selected remuneration market:

•             Fixed remuneration

This element reflects the scope of the role and the level of skill and experience of the individual and is generally referenced to the median of the applicable remuneration market;

•             Short-term incentive

Short-term incentives are structured to reward achievement of individual, business and Group annual performance targets.  This is paid depending on the annual performance of the Group (measured by the Group EVA® profitability measure), the individual business unit and the individual executive.  The weighting of this component varies depending on the nature of the specific executive role.  This aspect of the reward program considers actual achievements over the past year.

The performance of the Group and individual business units is the key factor in setting the pools to provide these short-term rewards which generally apply to other staff as well as senior executives; and

•             Long-term incentive

Long-term incentives are an integral part of the Group’s remuneration program in rewarding an individual’s contribution and potential contribution to the Group’s performance.  They involve the issue of options, performance rights and shares to executives.

The current long-term incentive plan links the reward of the executive directly to the total shareholder return (TSR) of the Company (based on share price growth, assuming reinvestment of dividends).  This aspect of the reward program focuses the executive on the future performance of the Group over the next three to eight years.

Performance rights were introduced in 2003 to rebalance the long-term incentive plan.  Prior to their introduction, almost all of a senior executive’s long-term incentive was provided in the form of options.  From March 2003, half of the remuneration value previously assigned to options is allocated in the form of performance rights.  The introduction of performance rights has reduced the number of options granted annually and ensures that part of a senior executive’s long-term incentive remains active in situations where the Group has met the assigned performance hurdles but where options have no value.

Before executive share options and performance rights can be exercised, a performance hurdle must be met.

This hurdle compares the TSR of the Company with the TSRs of the top 50 companies in the S&P ASX100 (excluding the Company) as at the date the options or performance rights are granted or such other date determined by the Board.  The number of options or performance rights that may be exercised, if any, depends on the relevant ranking of the Company compared with this comparator group.  Only 50% of options and performance rights vest if the median TSR ranking is achieved.  For a more detailed description of the performance hurdle, see ‘share options and performance rights’ below.

Each option and performance right granted is over one ordinary share in the capital of the Company.

The following table shows the remuneration details for all executive directors (including the Managing Director) and the senior executives receiving the highest emoluments from the Company and the Group during 2003:

Executive director emoluments

Name and position	Salary package (1)	Cash performance- based remuneration(2)	Other benefits (3)	Total cash remuneration	Deferred performance- based remuneration (4)	Allocation of fair value of all unvested options and performance rights (5)	Total remuneration	Options granted during 2003 (6)	Performance rights granted during 2003 (7)
	$	$	$	$	$	$	$	(No.)	(No.)
Frank J Cicutto
Managing Director and Chief Executive Officer	1,897,707	1,293,000	153,544	3,344,251	2,586,000	1,844,375	7,774,626	300,000	100,000

John M Stewart (8)
Managing Director and Chief Executive Officer, National Australia Group Europe Limited	175,798	296,021	55,807	527,626	—	52,161	579,787	125,000	31,250

Senior executive emoluments (current employees at September 30, 2003)

Name and position	Salary package (1)	Cash performance- based remuneration(2)	Other benefits (3)	Total cash remuneration	Deferred performance- based remuneration (4)	Allocation of fair value of all unvested options and performance rights (5)	Total remuneration	Options granted during 2003 (6)	Performance rights granted during 2003 (7)
	$	$	$	$	$	$	$	(No.)	(No.)
Peter B Scott
Executive General Manager, Wealth Management	663,120	825,000	314,855	1,802,975	139,000	1,082,984	3,024,959	125,000	31,250

Richard E McKinnon
Chief Financial Officer	740,000	871,000	59,670	1,670,670	146,000	1,088,709	2,905,379	125,000	31,250

Ian G MacDonald
Executive General Manager, Financial Services Australia	636,411	762,000	51,157	1,449,568	144,000	1,030,734	2,624,302	125,000	31,250

Ian F Scholes
Executive General Manager, Corporate & Institutional Banking	575,000	1,062,000	43,847	1,680,847	263,000	555,234	2,499,081	125,000	31,250

Ross E Pinney
Executive General Manager, Financial Services Europe	663,002	422,000	171,340	1,256,342	128,000	857,641	2,241,983	75,000	18,750

Senior executive emoluments (ceased employees)

Name and position	Salary package (1)	Performance- based remuneration (2)	Other benefits (4) (9)	Allocation of fair value of options and performance rights (5)	Total emoluments	Options granted during 2003 (6)	Performance rights granted during 2003 (7)
	$	$	$	$	$	(No.)	(No.)
Joseph J Whiteside
Former Chairman and Chief Executive Officer, HomeSide Lending, Inc.	—	—	2,710,517	—	2,710,517	—	—

Stephen C Targett
Former Executive General Manager, Financial Services Europe	305,397	—	158,925	—	464,322	—	—

(1)      Reflects the total remuneration package consisting of both basic salary and packaged benefits, which could otherwise be taken as cash.

(2)       Reflects performance-based remuneration accrued but not yet paid in respect of performance for the year to September 30, 2003.  Previously, the Group determined the allocation of performance-based remuneration after the signing of the annual financial report and as such reported performance-based remuneration in the year paid.  The performance-based remuneration paid in 2003 in respect of performance for the year to September 30, 2002 was: Frank J Cicutto $1,931,288; John M Stewart $nil; Peter B Scott $599,250; Richard E McKinnon $773,746; Ian G MacDonald $666,450; Ian F Scholes $877,762; Ross E Pinney $329,035; Joseph J Whiteside $nil; and Stephen C Targett $753,473.

(3)      Reflects non-salary package remuneration and includes Company contributions to superannuation, benefits received under the Group’s employee share plans as described in note 39 in the financial report and expatriate benefits.

(4)      Reflects above-target performance-based remuneration which has been accrued but not yet paid in respect of performance for the year to September 30, 2003.  This above-target remuneration is held in an ‘at-risk reserve’ and is only paid when an executive has met required service and performance conditions.  In respect of Mr Frank J Cicutto’s deferred performance-based remuneration, Mr Cicutto elected to take his incentive of $1,293,000 in the form of ordinary shares of the Company, referred to as ‘deferred shares’. Under the terms of his executive contract, Mr Cicutto was also entitled to a matching value in shares, referred to as ‘matching shares’, subject to shareholder approval. The value of both the deferred shares and matching shares, being $2,586,000, is set out in the table above. The value of matching shares was not accrued as at September 30, 2003.

(5)       Refer below for an explanation of fair value based on the guidelines issued by ASIC.

(6)      The options were granted on March 21, 2003, and with respect to John M Stewart on August 8, 2003, at an exercise price of $30.46 each and are first exercisable on March 21, 2006.  No options have been granted to senior executives from October 1, 2003 to November 11, 2003.  Refer to ‘share options and performance rights’ below for an explanation of the performance hurdle that must be achieved before the options can be exercised.

(7)      A notional sum of $1.00 is payable by the holder on exercise of an entire tranche of performance rights.  The performance rights were granted on March 21, 2003, and with respect to John M Stewart on August 8, 2003, and are first exercisable on March 21, 2006.  No performance rights have been granted to senior executives from October 1, 2003 up to November 11, 2003.  Refer to ‘share options and performance rights’ below for an explanation of the performance hurdle that must be achieved before the performance rights can be exercised.

(8)      Mr John M Stewart commenced service late in 2003.

(9)      Reflects payment made to Joseph J Whiteside under contract following the sale of SR Investment, Inc. and its controlled entity, HomeSide Lending, Inc., on October 1, 2002.

The disclosure of the allocation of fair value of options and performance rights in the above tables has been based upon guidelines issued by ASIC in June 2003.  These guidelines have regard to the draft accounting standards ED 2 “Share-based Payment” issued by the International Accounting Standards Board (IASB) and ED 108 “Request for Comment on IASB ED 2 ‘Share-based Payment’” issued by the Australian Accounting Standards Board (AASB).  In accordance with these guidelines, each year a portion of the fair value of all unvested options and performance rights is included in the remuneration of senior executives for disclosure purposes.  This portion of the fair value is based on a straight-line allocation of fair value over the expected life of each unvested option or performance right.  No adjustments are made to reverse amounts in relation to options and performance rights that never vest.  Prior to October 1, 2002, the Company disclosed the fair value of options granted during the financial year using a numerical pricing model, but did not allocate those values over their expected life for reporting emoluments.  Rather, the full fair value of the grant was disclosed as an emolument in the year of grant.  As a result, included in the amounts disclosed above as an allocation of fair value of option and performance rights in relation to 2003, are amounts related to unvested options granted in prior years that were disclosed as part of emoluments in the relevant prior years.  This is a result of transitioning to the reporting principles required by ASIC.  Note however, when the final accounting standards referred to above are promulgated, they will not require all unvested options and performance rights to be treated in this way, only those granted after November 7, 2002 that are unvested at the date of adoption of the standards.  A difference may therefore arise between disclosure under the ASIC guidelines and the remuneration expense recognised under the new accounting standards in the Group’s financial performance.

Options and performance rights granted as part of executive emoluments have been valued using a numerical pricing model, which takes account of factors including the option or performance right exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share, the expected life of the option and the probability of the performance hurdle being reached.  For further details, refer to note 39 in the financial report.

Share options and performance rights

The share options and performance rights currently issued by the Company are options and performance rights over ordinary shares granted by the Group under the Company’s National Australia Bank Executive Share Option Plan No. 2 (ESOP no. 2) and its National Australia Bank Performance Rights Plan (performance rights plan).  Note that the holders of exchangeable capital units have the right to exchange those units for ordinary shares in the Company or, at the Company’s option, cash.  Refer to note 32 in the financial report for full details of the number and terms of exchangeable capital units issued by the Group.

The number and terms of options and performance rights over ordinary shares granted by the Group under the ESOP no. 2 and the performance rights plan, and the Company’s valuation of those options and performance rights at grant date are detailed below.

During 2003 and since the end of 2003 up to November 11, 2003, the following share options and performance rights were granted to 847 senior employees (including the options and performance rights granted to senior executives referred to immediately above):

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30, 2003	Lapsed during the period (3)	Granted	Fair value as at grant date (4)
		$	(No.)	(No.)	(No.)	$
Options
March 21, 2003	March 21, 2006 -
	March 20, 2011	30.46	5,949,000	29,750	5,978,750	26,964,163

August 8, 2003	March 21, 2006 -
	March 20, 2011	30.46	125,000	—	125,000	563,750

October 31, 2003	March 21, 2006 -
	March 20, 2011	30.98	127,500	—	127,500	559,725

Performance rights
March 21, 2003	March 21, 2006 -
	March 20, 2011	1.00	1,512,394	7,438	1,519,832	33,466,701

August 8, 2003	March 21, 2006 -
	March 20, 2011	1.00	31,250	—	31,250	688,125

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30, 2003	Lapsed during the period (3)	Granted	Fair value as at grant date (4)
		$	(No.)	(No.)	(No.)	$
Performance rights (continued)
October 31, 2003	March 21, 2006 -
	March 20, 2011	1.00	31,875	—	31,875	720,056

(1)                               Share options and performance rights expire on the last day of their exercise period.

(2)       A notional sum of $1.00 is payable by the holder on exercise of each tranche of performance rights.

(3)       These share options and performance rights lapse 30 days after the termination of employment unless otherwise determined by the Board in accordance with their terms.

(4)       Fair values of options and performance rights are based on a numerical pricing model.  For the purposes of this table, the fair value at grant date represents the full fair value in the year of grant and has not been allocated over the expected life of the option or performance right.  Refer above and to note 39 in the financial report for further information.

The ESOP no. 2 was approved by shareholders by special resolution in January 1997 and again at the 2002 annual general meeting.  Options granted under the plan up to September 30, 2003 are detailed in note 39 in the financial report.

The ESOP no. 2 provides for the Board to grant options to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Options must not be granted if the total number of shares issued in the last five years under the Company’s employee share or option plans and of outstanding options and performance rights under its plans, including the proposed offer or grant, exceeds 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer or grant.  This calculation does not include offers made or shares or options or performance rights granted as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (for example, shares provided for no consideration under the National Australia Bank Staff Share Allocation Plan), otherwise than as a result of relief granted by ASIC.

Options are granted free of charge to participants in the ESOP no. 2.  Each option is to subscribe for one fully paid ordinary share in the Company.  The exercise price per share for an option is the market price of the Company’s fully paid ordinary shares as at the date the option was granted or such other date determined by the Board.  The market price is determined as the weighted average of the prices at which the Company’s fully paid ordinary shares were traded on Australian Stock Exchange Limited (ASX) in the one week up to and including the relevant day.

Generally, these options may not be exercised before the third anniversary of their grant, and must be exercised before the fifth or eighth anniversary (depending on the particular terms of each option) of grant.  Currently options granted under the ESOP no. 2 have a life of eight years.  The Board may determine such other terms for the grant of options consistent with the ASX Listing Rules and the Corporations Act 2001 (Cth).

The Board may allow the option-holders to exercise the options irrespective of the normal criteria (for example, before the third anniversary of grant and notwithstanding the performance hurdle) where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Options will lapse if unexercised on or before their expiry date or, for options granted prior to November 1999, if the Board determines that the holder has acted fraudulently, dishonestly or in breach of the holder’s obligations to any entity in the Group and for options granted after November 1999, 30 days after an executive ceases to be employed by the Group otherwise than as a result of death or total and permanent disablement unless otherwise determined.

A loan may be available to executives (except for executive directors) if and when they wish to exercise their options, subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The ESOP no. 2 rules provide that the rate of interest applicable to such a loan be the Company’s base lending rate plus any margin determined by the Board.  Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.

Exercise of the options is subject to satisfaction of a performance hurdle.  The performance hurdle for options granted after November 1999 is measured after the first three years by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest.  Options become exercisable depending on the maximum total shareholder return (based on share price growth assuming reinvestment of dividends) of the Company relative to the total shareholder return of a group of companies during the relevant performance period.  This group of companies is based on the top 50 companies in the S&P ASX100 (excluding the Company), determined at the date when the options are granted or such other date determined by the Board.  If the relative performance of the Company during the relevant vesting period (years three to eight) does not exceed the 49th percentile at any time, then no options will vest with the holder (or be exercisable).  If the relative performance of the Company reaches or exceeds the 75th percentile during the performance period at any time, then all options will be exercisable by the holder.  If the relative performance of the Company reaches between the 50th and 74th percentile then a formula is applied resulting in a percentage of between 50% and 74%, of the total options granted being exercisable by the holder.

The performance rights plan was approved by shareholders at the 2002 annual general meeting and performance rights granted under this plan are shown in the table above.

The performance rights plan provides for the Board to grant performance rights to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Performance rights cannot be granted under the performance rights plan if the number of shares to be received on exercise of those performance rights together with all shares granted under the Company’s employee incentive plans over the last five years and the number of outstanding options and performance rights granted under those plans exceeds 5% of the Company’s issued share capital.  This calculation does not include offers or grants made or shares, options or performance rights granted as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (for example, shares provided for no consideration under the National Australia Bank Staff Share Allocation Plan), otherwise than as a result of relief granted by ASIC.

Performance rights cannot be transferred and are not quoted on ASX.  Each performance right is to subscribe for one fully paid ordinary share in the Company.  Executives do not need to pay any amounts to the Company for the performance rights they receive; however, the holder of performance rights must pay a nominal exercise price to exercise the performance rights.  The total exercise price payable by a holder for the exercise of performance rights on a particular day is $1.00, irrespective of the number of rights exercised on that day.

Generally, performance rights may not be exercised before the third anniversary of their grant, and must be exercised before the eighth anniversary of grant.  The Board may determine such other terms for the grant of performance rights consistent with the ASX Listing Rules and the Corporations Act 2001(Cth).

The Board may allow performance rights holders to exercise the performance rights irrespective of the normal criteria (for example, before the third anniversary of grant and notwithstanding the performance hurdle) where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Exercise of the performance rights is subject to substantially the same vesting schedule and performance hurdle as options granted under the ESOP no. 2.  A performance right not exercised will lapse in similar circumstances to an unexercised option granted under the ESOP no. 2.

The Group does not recognise an expense in its profit and loss account for options or performance rights.  The IASB is currently finalising the drafting of a standard for accounting for share-based payments (including employee share options and their repricing).  The Company intends to adopt the new standards in relation to accounting for share options once promulgated by the IASB and the AASB.

There were 6,395,000 fully paid ordinary shares of the Company issued during the year as a result of options granted being exercised, for a total consideration of $135,215,445.  There were 77,900 fully paid ordinary shares of the Company issued since the end of 2003 up to November 11, 2003 as a result of options granted being exercised, for a total consideration of $1,890,331.  No performance rights were exercised during the relevant time.  The amount paid on issue of each of these shares is set out in note 39 to the financial statements in this annual financial report.  As at November 11, 2003 there are currently 46,296,100 options and 1,575,269 performance rights outstanding under the respective plans.

No person holding an option has or had, by virtue of the options, a right to participate in a share issue of any body corporate other than the Company.

Directors’ meetings

The table below shows the number of directors’ meetings held (including meetings of Board committees) and number of meetings attended by each of the directors of the Company during the year:

	Directors’ meetings of the Company							Audit Committee meetings of the Company				Compensation and Nomination Committee meetings of the Company (6)				Directors’ meetings of controlled entities		Additional meetings (8)
Directors	Scheduled meetings attended		Scheduled meetings held (1) (2)		Unscheduled meetings attended (3)		Unscheduled meetings held (2)	Meetings attended		Meetings held (2)		Meetings attended		Meetings held (2)		Meetings attended	Meetings held (2)	Meetings attended (8)
DCK Allen	10		10		6		6	7	(4)	7	(4)	4		4		8	8	21
FJ Cicutto	10		10		6		6	6	(4)	6	(4)	3	(1)	3	(1)	14	14	13
JB Clark	10		10		3	(3)	6	—		—		—		—		7	7	7
PJB Duncan	10		10		5	(3)	6	7		7		—		—		18	18	13
GJ Kraehe	10		10		4	(3)	6	7		7		—		—		7	7	14
KJ Moss	10		10		6		6	7		7		3		4		14	14	7
JM Stewart (5)	1	(2)	1	(2)	4		4	—		—		—		—		—	—	—
GA Tomlinson	10		10		5	(3)	6	1	(4)	1	(4)	—		—		29	36	9
ED Tweddell	10		10		6		6	—		—		4		4		7	7	31
CM Walter	10		10		6		6	7		7		—		—		15	18	34

(1)       Scheduled Board meetings span two days.

(2)       Reflects the number of meetings held during the time the director held office during the year.  Where a controlled entity holds board meetings in a country other than the country of residence of the director, or where there may be a potential conflict of interest, then the number of meetings held is the number of meetings the director was expected to attend, which may not be every board meeting held by the controlled entity during the year.

(3)       Where a director is unable to attend an unscheduled Board meeting called at short notice, the director is provided with a separate briefing on the matters to be considered at the meeting, and the views of the director are obtained.

(4)       Reflects the number of committee meetings attended, even though the director is not a member of the committee.

(5)       Mr John M Stewart became a director on August 11, 2003.

(6)       At the meeting of the Board held on September 4, 2003, the Compensation and Nomination Committee was divided into two separate committees.

(7)       At the meeting of the Board held on August 28, 2003, the Risk Committee was established.

(8)       Reflects the number of additional formal meetings attended during the year by each director, including committee meetings (other than Audit Committee, Compensation Committee or Nomination Committee) where any two directors are required to form a quorum.

Subsequent to September 30, 2003, the following appointments were made:  Mr John G Thorn was appointed as an independent non-executive director, Mr. Graham J Kraehe as Chairman and Mr. John Stewart as Managing Director and Chief Executive Officer.  Also subsequent September 30, 2003, the following resignations were received and accepted Mr. D Charles K Allen as Chairman and non - executive director and Mr. Frank J Cicutto as Managing Director and Chief Executive Officer.

Directors’ interests

The table below shows the interests of each director in the issued ordinary shares and National Income Securities of the Company, and in registered schemes made available by the Group as at February 16, 2004.  No director held an interest in the Trust Preferred Securities, the Trust Units Exchangeable for Preferred SharesTM or exchangeable capital units of the Group.  Trust Units Exchangeable for Preferred SharesTM is a trademark of Merrill Lynch & Co., Inc.

Directors	Fully paid ordinary shares of the Company	Options over fully paid ordinary shares of the Company	Performance rights	National Income Securities
D Charles K Allen (1) (2)	22,364	—	—	—
Frank J Cicutto (2)(3) (4)	241,122	900,000	—	—
J Brian Clark (1)	4,889	—	—	—
Peter JB Duncan (1)	4,946	—	—	—
Graham J Kraehe (1)(5)	15,948	—	—	670
Kenneth J Moss (1)	5,029	—	—	—
John M Stewart (5)	3,000	125,000	31,250	—
John G Thorn (6)	2,000	—	—	—
Geoffrey A Tomlinson (1)	19,280	—	—	500
Edward D Tweddell (1)	4,254	—	—	—
Catherine M Walter (1)	18,011	—	—	—

(1)       Includes shares held under National Australia Bank Staff Share Ownership Plan.

(2)       Subsequent to September 30, 2003, Mr D Charles K Allen resigned as Chairman and non-executive director and Mr Frank J Cicutto resigned as Managing Director and Chief Executive Officer.

(3)       Includes National Australia Bank Staff Share Allocation Plan issues.

(4)       There were no shares acquired as a result of options exercised.

(5)       Subsequent to September 30, 2003, Mr Graham J Krache was appointed as Chairman and Mr John M Stewart was appointed as Managing Director and Chief Executive Officer.

(6)       Mr John G Thorn became a director on October 16, 2003.

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

Statement of financial performance

		Group			Company
For the year ended September 30	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m

Interest income	4	17,100	16,475	19,919	11,979	11,438
Interest expense	5(b)	(9,681)	(9,253)	(12,959)	(7,928)	(7,545)
Net interest income		7,419	7,222	6,960	4,051	3,893

Premium and related revenue	4, 57	949	1,134	1,074	—	—
Investment revenue	4, 57	2,759	(988)	(877)	—	—
Claims expense	5(b), 57	(958)	(956)	(599)	—	—
Change in policy liabilities	5(b), 57	(1,518)	1,637	1,318	—	—
Policy acquisition and maintenance expense	5(b), 57	(713)	(751)	(699)	—	—
Investment management fees	5(b), 57	(75)	(86)	(89)	—	—
Net life insurance income		444	(10)	128	—	—

Other banking and financial services income	4	5,010	7,006	4,749	6,230	3,260
Mortgage servicing and origination revenue	4	—	378	810	—	—
Movement in the excess of net market value over net assets of life insurance controlled entities	4	(160)	(155)	510	—	—
Significant revenue
Proceeds from the sale of foreign controlled entities	4, 5(a)	—	2,671	5,314	—	—

Personnel expenses	5(b)	(3,416)	(3,379)	(3,725)	(1,907)	(1,851)
Occupancy expenses	5(b)	(556)	(559)	(587)	(280)	(276)
General expenses	5(b)	(2,382)	(4,769)	(2,158)	(1,072)	(1,052)
Amortisation of goodwill	5(b)	(98)	(101)	(167)	—	—
Charge to provide for doubtful debts	5(b), 17	(633)	(697)	(989)	(373)	(259)
Significant expenses
Restructuring costs	5(a), (b)	—	(580)	—	—	(363)
Cost of foreign controlled entities sold	5(a), (b)	—	(2,686)	(2,929)	—	(138)
Impairment loss on mortgage servicing rights	5(a), (b)	—	—	(1,643)	—	—
Charge to provide for mortgage servicing rights valuation adjustment	5(a), (b)	—	—	(1,436)	—	—
Impairment loss on goodwill	5(a), (b)	—	—	(858)	—	—
Profit from ordinary activities before income tax expense		5,628	4,341	3,979	6,649	3,214
Income tax expense relating to ordinary activities	6	(1,681)	(962)	(1,891)	(929)	(712)
Net profit		3,947	3,379	2,088	5,720	2,502
Net loss/(profit) attributable to outside equity interest – Life insurance business		16	(6)	(5)	—	—
Net (profit) attributable to outside equity interest – Other		(8)	—	—	—	—
Net profit attributable to members of the Company		3,955	3,373	2,083	5,720	2,502

Other changes in equity other than those resulting from transactions with owners as owners
Net credit to asset revaluation reserve	35	9	9	8	—	3
Net credit/(debit) to foreign currency translation reserve	35	(1,251)	(520)	1,380	(40)	—
Net credit to retained profits on initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	1(d), 36	1,151	—	—	1,151	—
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(91)	(511)	1,388	1,111	3
Total changes in equity other than those resulting from transactions with owners as owners		3,864	2,862	3,471	6,831	2,505

Basic earnings per share (cents)	8	248.8	205.7	121.5
Diluted earnings per share (cents)	8	243.6	202.5	122.8
Dividends per ordinary share (cents)
Interim	7	80	72	67
Final	7	83	75	68

Statement of financial position

		Group		Company
As at September 30	Note	2003	2002	2003	2002
		$m	$m	$m	$m
Assets
Cash assets	9	5,032	6,294	779	1,515
Due from other financial institutions	10	10,383	15,876	7,820	12,579
Due from customers on acceptances	11	19,562	19,474	19,496	19,400
Trading securities	12	23,724	19,590	22,952	17,471
Trading derivatives		23,644	12,128	22,773	11,498
Available for sale securities	13	6,513	6,192	6,503	6,150
Investment securities	14	8,647	13,541	3,668	9,644
Investments relating to life insurance business	15	35,846	31,012	—	—
Loans and advances	16	247,959	231,300	165,746	143,607
Mortgage servicing rights	19	—	1,794	—	—
Due from controlled entities		—	—	29,569	28,923
Shares in controlled entities, joint venture entities and other securities	20	1,445	1,199	12,250	11,926
Regulatory deposits	21	225	129	93	38
Property, plant and equipment	22	2,498	2,640	1,166	1,201
Income tax assets	23	1,203	1,292	679	741
Goodwill	24	740	775	—	—
Other assets	25	10,050	14,151	1,323	2,035
Total assets		397,471	377,387	294,817	266,728
Liabilities
Due to other financial institutions	26	45,128	43,279	41,466	39,983
Liability on acceptances	11	19,562	19,474	19,496	19,400
Trading derivatives		21,479	12,000	20,479	11,293
Deposits and other borrowings	27	210,146	206,864	144,683	134,885
Life insurance policy liabilities	28	32,457	30,425	—	—
Income tax liabilities	29	1,537	1,609	562	814
Provisions	30	1,262	2,809	768	2,123
Due to controlled entities		—	—	17,025	16,563
Bonds, notes and subordinated debt	31	22,707	22,192	22,093	20,841
Other debt issues	32	1,743	1,866	367	460
Other liabilities	33	14,239	13,618	7,292	3,056
Total liabilities		370,260	354,136	274,231	249,418
Net assets		27,211	23,251	20,586	17,310

Equity
Contributed equity	34	9,728	9,931	8,753	9,931
Reserves	35	893	2,105	34	73
Retained profits	36	13,786	11,148	11,799	7,306
Total parent entity interest		24,407	23,184	20,586	17,310
Outside equity interest – Life insurance business	37	2,614	67	—	—
Outside equity interest – Other	37	190	—	—	—
Total equity	38	27,211	23,251	20,586	17,310

Statement of cash flows

		Group			Company
For the year ended September 30	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		17,450	15,680	20,373	10,746	10,254
Interest paid		(10,193)	(9,304)	(13,020)	(6,681)	(6,523)
Dividends received		39	35	44	3,534	839
Fees and other income received		3,026	6,182	6,882	999	3,697
Life insurance
Premiums received		6,546	10,378	7,157	—	—
Investment and other revenue received		1,857	2,024	1,985	—	—
Policy payments		(5,778)	(8,483)	(4,784)	—	—
Fees and commissions paid		312	(274)	(288)	—	—
Personnel expenses paid		(3,327)	(3,637)	(3,634)	(1,847)	(2,001)
Occupancy expenses paid		(489)	(549)	(504)	(226)	(251)
General expenses paid		(3,747)	(3,176)	(2,392)	(1,184)	(1,313)
Income tax paid		(1,830)	(2,131)	(2,245)	(1,118)	(481)
Goods and services tax paid		(52)	(68)	(102)	(21)	(60)
Net decrease/(increase) in trading securities		(4,345)	136	(4,400)	(5,653)	789
Net decrease/(increase) in mortgage loans held for sale		50	1,304	(763)	—	—
Net cash provided/(used in) by operating activities	43(a)	(481)	8,117	4,309	(1,451)	4,950
Cash flows from investing activities
Movement in available for sale securities
Purchases		(15,052)	(14,765)	(18,803)	(15,047)	(14,735)
Proceeds from sale		3	90	26	—	84
Proceeds on maturity		13,500	14,543	15,247	13,761	14,530
Movement in investment securities
Purchases		(15,449)	(40,653)	(37,041)	(11,327)	(39,311)
Proceeds on maturity		18,578	37,434	30,828	15,985	34,641
Net increase in investments relating to life insurance business		(3,650)	(2,148)	(2,236)	—	—
Net increase in loans and advances		(32,248)	(27,415)	(19,109)	(28,766)	(22,711)
Net decrease/(increase) in amounts due from controlled entities		—	—	—	(2,379)	8,951
Net decrease/(increase) in shares in controlled entities, joint venture entities and other securities		428	212	(36)	(323)	(18)
Payments for mortgage servicing rights		—	(74)	(2,700)	—	—
Proceeds from sale of mortgage servicing rights		—	98	—	—	—
Payments for acquisition of controlled entities	43(e)	(83)	—	(131)	—	—
Proceeds from sale of controlled entities	43(f)	2,671	—	5,415	—	—
Payments for property, plant and equipment		(534)	(791)	(982)	(298)	(383)
Proceeds from sale of operating assets		—	2,314	—	—	—
Net proceeds from sale of property, plant and equipment		166	418	132	108	157
Net decrease/(increase) in regulatory deposits		(113)	(35)	23	(57)	(18)
Net decrease in other assets		2,762	10,057	291	2,231	6,528
Net cash used in investing activities		(29,021)	(20,715)	(29,076)	(26,112)	(12,285)
Cash flows from financing activities
Net increase in deposits and other borrowings		17,063	18,840	11,793	15,662	13,526
Net proceeds from bonds, notes and subordinated debt		10,136	6,738	6,986	9,383	6,808
Repayments of bonds, notes and subordinated debt		(7,017)	(8,314)	(4,537)	(5,665)	(6,234)
Payments from provisions		(340)	(116)	(221)	(257)	(32)
Net proceeds from issue of ordinary shares		216	130	261	216	130
Net proceeds from issue of Trust Preferred Securities		975	—	—	—	—
Payments made under on-market buy-back of ordinary shares		(1,565)	(1,248)	—	(1,565)	(1,248)
Dividends paid		(2,255)	(1,948)	(1,494)	(2,255)	(1,878)
Net increase/(decrease) in other liabilities		(204)	(5,892)	2,792	566	(5,195)
Net cash provided by financing activities		17,009	8,190	15,580	16,085	5,877
Net decrease in cash and cash equivalents		(12,493)	(4,408)	(9,187)	(11,478)	(1,458)
Cash and cash equivalents at beginning of year		(21,109)	(18,408)	(10,037)	(25,889)	(26,385)
Effects of exchange rate changes on balance of cash held in foreign currencies		3,889	1,707	(1,015)	4,500	1,954
Cash and cash equivalents of controlled entities sold		—	—	1,831	—	—
Cash and cash equivalents at end of year	43(b)	(29,713)	(21,109)	(18,408)	(32,867)	(25,889)

Notes to the financial statements

1 Principal accounting policies

This financial report is a general purpose financial report which is prepared in accordance with the requirements of the Banking Act 1959 (Cth), Corporations Act 2001 (Cth), Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the AASB.

The financial report also includes disclosures required by the United States SEC in respect of foreign registrants.  Other prescribed SEC disclosures, which are not required to be included in the financial report, are presented elsewhere in this annual financial report.  Certain key terms used in this financial report are defined in the glossary on page 220.

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

(a)          Historical cost

The financial report is based on historical cost and therefore does not reflect changes in the purchasing power of money or current valuations of non-monetary assets, except for:

•                  land and buildings which are reflected at directors’ valuation (refer to note 1(u));

•                  trading securities which are reflected at fair value (refer to note 1(l));

•                  trading derivatives which are reflected at fair value (refer to note 1(dd)); and

•                  the assets and liabilities of the Group’s life insurance business which are measured at net market value and net present value respectively (refer to note 1(p), (w) and (z)).

(b)          Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

(c)          Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

(d)          Changes in accounting policy

Provision for dividends

The Group has adopted the new Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from October 1, 2002.  A provision for dividends is now recognised at the time the dividend is declared, determined or publicly recommended.  Previously, the Group recognised a provision for dividends in the reporting period to which the dividend related, even though the dividend was declared or announced after the end of that reporting period.

The effect of this change in accounting policy has been to increase opening retained profits and decrease provision for dividends by $1,151 million.

There was no impact on net profit or basic and diluted earnings per share for the year ended September 30, 2003.

(e)          Reclassification of financial information

In order to provide users of the financial report with an enhanced level of understanding of the Group’s trading derivatives, the fair values of trading derivative financial instruments have been disclosed as separate asset and liability line items on the statement of financial position.  As a result of this change, reclassifications have been made to 2002 comparatives.  Previously, the fair values of trading derivative financial instruments were included in other assets and other liabilities.  Accordingly, $12,128 million previously disclosed as other assets and $12,000 million previously disclosed as other liabilities, have been reclassified to trading derivatives assets and liabilities respectively.

Mortgage loans held for sale have been reclassified to other assets on the statement of financial position.  Previously, mortgage loans held for sale were disclosed as a separate line item on the statement of financial position.  This reclassification has been made due to the Group’s significantly reduced activity in this area following the sale of HomeSide US in 2002.

(f)            Comparative amounts

Comparative amounts have been reclassified to accord with changes in presentation made in 2003, except where otherwise stated.

(g)         Principles of consolidation

All entities which are controlled by the Company are consolidated in the financial report.  Control means the ability or power of the Company to dominate decision making directly or indirectly in relation to the financial and operating policies of another entity, to enable that other entity to operate with it in pursuing its objectives.

All inter-entity balances, transactions and profits and losses are eliminated on consolidation.  Controlled entities prepare accounts for consolidation in conformity with the Company’s accounting policies.

Where controlled entities have been acquired or sold during the year, their operating results have been included from the date of acquisition or to the date of sale.  Controlled entity acquisitions have been accounted for using the purchase method of accounting.

Outside interest in the equity and results of the entities that are controlled by the Company is shown as a separate item, ‘outside equity interest’, in the consolidated financial statements.

Statutory funds of the Group’s life insurance business have been consolidated into the financial report as required by Australian Accounting Standard AASB 1038 “Life Insurance Business”.  The financial report consolidates all of the assets, liabilities, revenues and expenses of the statutory funds and non-statutory fund life insurance business irrespective of whether they are designated as relating to policyholders or shareholders.  In addition, where the Group’s life insurance statutory funds have the capacity to control managed investment schemes in which they are the majority investor, the Group has consolidated all of the assets, liabilities, revenues and expenses of these managed investment schemes.

Joint venture entities are entities that are jointly controlled by the Group.  In the consolidated financial statements investments in joint venture entities, including partnerships, are accounted for using equity accounting principles.

Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.  The Group’s share of the joint venture entities net profit or loss is recognised in the profit and loss account from the date joint control commenced until the date joint control ceases.  Other movements in reserves are recognised directly in consolidated reserves.

(h)         Foreign currency translation

All foreign currency monetary assets and liabilities are revalued at the rates of exchange ruling at balance date.  Unrealised profits and losses arising from these revaluations are recognised immediately in the profit and loss account.  Foreign currency revenue and expense amounts are translated at average rates of exchange for the year.

Differences arising on the translation of the financial report of the Group’s overseas operations which are considered to be economically self-sustaining are included in the foreign currency translation reserve, after allowing for foreign currency hedges.  Differences arising on the translation of the financial report of all other overseas controlled entities and overseas branches are recognised immediately in the profit and loss account. Exchange profits and losses, in respect of life insurance business, are recognised in the profit and loss account.

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

(k)        Acceptances

The Group’s liability under acceptances is reported in the statement of financial position.  The Group has equal and offsetting claims against its customers which are reported as an asset.  The Group’s own acceptances discounted are held as part of either the trading securities or loan portfolio depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity, respectively.

(l)            Trading securities

Trading securities are public and other debt securities which are purchased for current resale in day-to-day trading operations.  Trading securities are recorded at fair value and unrealised profits or losses in respect of fair value adjustments are recognised immediately in the profit and loss account.

The fair values of trading securities represent the quoted market value of those securities.

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

(n)         Investment securities

Investment securities are public and other debt securities, which are purchased with the positive intent and ability to hold until maturity.  Such securities are recorded at original cost adjusted for the amortisation of premiums, accretion of discounts to maturity and other than temporary diminutions in their value.  Unrealised losses relating to other than temporary diminutions in the value of investment securities are recognised in the profit and loss account and the recorded values of those securities adjusted accordingly.  The sale of an investment security would only be considered in those unusual and rare situations when significant unforeseeable changes in circumstance may have caused a change in intent without calling into question the Group’s intent and ability to hold other investment securities to maturity in the future (eg. evidence of a significant deterioration in a security issuer’s creditworthiness).  In any unusual and rare instances where investment securities are sold prior to maturity, profits and losses on sale are taken to the profit and loss account when realised.

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

(p)          Investments relating to life insurance business

Investment assets held by the Group’s life insurance business have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, the directors adopt various valuation methods. In those cases, the values adopted are deemed equivalent to net market value.

Details of particular methods adopted are as follows:

•                  freehold land and leasehold properties are stated at values not greater than independent valuations, which are carried out at regular intervals not exceeding three years. As market value is adopted, building depreciation is not provided for;

•                  ordinary and preference shares, equity options and investments in unit trusts that are not controlled entities, are recorded at their latest available market value or, where no quoted security exists, at directors’ valuations with reference to their net tangible assets;

•                  investments in controlled entities of life insurance operations that do not have quoted market values are recorded at not greater than independent valuation or where no independent valuation is available at directors’ valuations, or, for entities in voluntary liquidation, at net tangible assets;

•                  investments in associates are recorded at directors’ valuation with reference to the life insurance entity’s proportionate interest in the market value of each associate;

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

Restrictions on assets

The assets and liabilities held in the statutory funds of the Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995 (Cth) and the constitutions of the life insurance entities.  The main restrictions are that the assets in a statutory fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund, or to make profit distributions when solvency and capital adequacy requirements of the Life Insurance Act 1995 (Cth) are met.  Therefore, assets held in statutory funds are not available for use by other parts of the Group’s business other than any profits generated in the statutory funds.

(q)          Loans and advances

Loans and advances include overdrafts, credit card lending, market rate advances, bill financing, housing loans, lease finance, other term lending and redeemable preference share finance.  They are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for provision for doubtful debts and unearned income.  Unearned income represents interest not yet earned on the Group’s consumer instalment lending and leasing and is calculated on an actuarial basis.  Interest is recognised as revenue when interest is earned.

(i)  Bad and doubtful debts

Provision for doubtful debts provides for losses inherent in loans, and off-balance sheet credit extensions such as letters of credit, guarantees and undrawn commitments to extend credit.

The specific provision for doubtful debts is established to cover all identified doubtful debts and is recognised when there is reasonable doubt over the collectability of principal and interest in accordance with the loan agreement (‘an impaired loan’).  Amounts provided for are determined by specific identification or by management’s determination of probable losses for individual loans that are considered impaired in relation to loan portfolios where specific identification is impracticable.  All bad debts are written off against the specific provision for doubtful debts in the reporting period in which they are classified as irrecoverable.

The Group has adopted a statistically-based provisioning methodology for its general provision for doubtful debts.  Under this methodology, the Group estimates the level of losses inherent but not specifically identified in its existing credit portfolios at balance date.

For retail lending (smaller-balance homogeneous loans), the general provision is assessed at a portfolio level and is based on product loss rates, to make a provision for losses inherent in the portfolio but not yet identified at balance date.  These rates are determined by reference to observed historical loss experience for the relevant product types.

In respect of non-retail lending, the amount of the general provision is determined by multiplying the customer’s probability of default by the loss given default.  The probability of default is determined by the Group’s internal customer rating system.  Internal ratings are assigned at the customer level.  This system utilises objective, verifiable external data, such as external credit ratings, and is supplemented with an assessment of economic and industry outlooks, conducted by the Group’s discrete specialist economics unit.  The loss given default is the amount of an individual loan at risk having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.

The operation of the statistically-based provisioning methodology is such that when individual loans are impaired, a specific provision will be raised by making a transfer from the general provision for doubtful debts.  The general provision for doubtful debts is then re-established based on the remaining portfolios of credit exposures applying the above methodology.

All loans and off-balance sheet credit extensions are subject to continuous management surveillance.

(ii)  Asset quality

A loan is considered to be impaired when, based on current information and events, the Group considers it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The Group has disclosed certain components of its loan portfolios as impaired assets according to the classifications discussed below (refer to note 18).

Non-accrual loans consist of:

•                  retail loans which are contractually past due 90 days with security insufficient to cover principal and arrears of interest;

•                  non-retail loans which are contractually past due and there is sufficient doubt about the ultimate collectability of principal and interest to warrant the cessation of interest accruals; and

•                  impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.

A specific provision is raised for all non-accrual loans.

Restructured loans are those loans on which the original contractual terms have been concessionally modified due to the financial difficulties of borrowers, and on which interest continues to be accrued at a rate which is equal to or greater than the Group’s average cost of funds at the date of restructuring.

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

(r)          Mortgage servicing rights

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

Following the sale of HomeSide US in 2002, the Group no longer holds this asset.

(s)          Shares in controlled entities, joint venture entities and other securities

Except where a life insurance controlled entity consolidates a controlled entity (refer to note 1(p)), shares in controlled entities and other securities are stated at original cost less any necessary provision for diminution in value.  Unrealised losses relating to diminution in the value of shares in controlled entities and other securities are recognised in the profit and loss account.

Interests in joint venture entities are accounted for under the equity method of accounting (refer to note 1(g)).

(t)            Regulatory deposits

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market.  The amount of the deposit and the interest rate receivable are determined in accordance with the requirements of the local central bank.  Regulatory deposits are brought to account at the gross value of the outstanding balance.

(u)         Property, plant and equipment

Except for life insurance business investments, all land and buildings are revalued annually by directors to reflect fair values.  Directors’ valuations are based on advice received from independent valuers and regular independent valuations.  Revaluation increments are credited to the asset revaluation reserve.  Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments and any excess is recognised as an expense.

A provision for capital gains tax is only made when it is known that the relevant asset will eventually be sold.  This provision, when required, is made against the asset revaluation reserve.

All other items of property, plant and are carried at the lower of cost, less accumulated depreciation or amortisation, and recoverable amount.  If the carrying amount of property, plant and equipment exceeds its recoverable amount, the asset is written-down to the lower value.  Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.  In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value unless otherwise stated.

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

With the exception of land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group.  For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings - 3.3%; leasehold improvements - up to 10%; furniture, fixtures and fittings and other equipment - from 10% to 20%; personal computers and related application software - 33.3%; and other data processing equipment and related application software - from 10% to 33.3%.

Profit or loss on the sale of property, plant and equipment, which is determined as the difference between the carrying amount of the property, plant and equipment at the time of sale and the sale proceeds, is treated as revenue or expense.

(v)           Goodwill

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

(w)        Excess of net market value over net assets of life insurance controlled entities

Where a life insurance entity within the Group consolidates a controlled entity, any difference between the values consolidated line by line and the market value of the controlled entity recorded in the life insurer’s financial report is shown as ‘excess of net market value over net assets of life insurance controlled entities’.  This asset is disclosed within ‘other assets’ in the statement of financial position.

The excess of net market value over net assets of life insurance controlled entities represents:

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

The significant assumptions used in the valuation basis underlying the directors’ valuations are disclosed in note 25.

The excess is not amortised.  Movements in the excess of net market value over net assets of life insurance controlled entities are included in the Group’s revenue.

Liabilities

(x)          Due to other financial institutions

Due to other financial institutions includes deposits, vostro balances and settlement account balances due to other financial institutions.  They are brought to account at the gross value of the outstanding balance.

(y)          Deposits and other borrowings

Deposits and other borrowings include non-interest-bearing deposits redeemable at call, certificates of deposit, interest-bearing deposits, debentures and other funds raised publicly by borrowing corporations.  They are brought to account at the gross value of the outstanding balance.

(z)          Life insurance policy liabilities

Policy liabilities in the Group’s statement of financial position and the change in policy liabilities disclosed as an expense have been calculated using the Margin on Services (MoS) methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.03 “Valuation of Policy Liabilities” (refer to note 1(mm)).

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

(aa)    Provisions

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

Wages and salaries, annual leave and other employee entitlements expected to be paid or settled within 12 months of reporting date are measured at their nominal amounts using remuneration rates that the Group expects to pay when the liabilities are settled.

All other employee entitlements that are not expected to be paid or settled within 12 months of the reporting date are measured at the present value of net future cash flows.

(ii)  Non-lending losses

Provision for non-lending losses are raised for losses incurred by the Group, which do not relate directly to principal outstanding for loans and advances.

(iii)  Restructuring costs

Provision for restructuring costs include provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made.  A provision for restructuring costs is only made where the Group has made a commitment and entered into an obligation such that it has no realistic alternative but to carry out the restructure and make future payments to settle the obligation.  Provision for restructuring costs is only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced.  This includes the cost of staff termination benefits and surplus leased space.  Costs related to ongoing activities are not provided for.

(iv)  Surplus leased space

Surplus leased space is an onerous contract and a provision is recognised when the expected benefits to be derived from the contract are less than the costs that are unavoidable under the contract.  This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, or are being sub-leased for lower rentals than the Group pays, or there are no substantive benefits beyond a known future date.  The provision is determined on the basis of the present value of net future cash flows.

(bb)      Bonds, notes and subordinated debt

Bonds, notes and subordinated debt issued by the Group are recorded at cost or at cost adjusted for premium or discount amortisation.

(cc)    Other debt issues

Other debt issues include perpetual floating rate notes, exchangeable capital units and fixed rate securities issued by the Group.  They are recorded at cost or at cost adjusted for premium or discount amortisation.

(dd)  Derivative financial instruments held or issued for trading purposes

Derivative financial instruments held or issued for trading purposes, also referred to as trading derivatives, include swaps, futures, forward, option and other contingent or exchange-traded contracts in the interest rate,  foreign exchange, credit derivatives and commodities markets.  Trading derivatives are measured at fair value and the resultant profits and losses are recognised in other income.  The fair value of trading derivatives is reported on a gross basis as assets or liabilities, as appropriate.

The fair value of a derivative financial instrument represents the present value of future expected cash flows arising from that instrument.

(ee)  Derivative financial instruments held or issued for purposes other than trading

The principal objective of using derivative financial instruments for purposes other than trading is to maximise the level of net interest income, while maintaining acceptable levels of interest rate, credit and liquidity risk, and to facilitate the funding needs of the Group.  To achieve this objective, a combination of derivatives including swaps, futures, forward, option and other contingent or exchange-traded contracts in the interest rate and foreign exchange markets and credit derivatives may be used.

Hedging derivatives must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.  Accordingly, changes in the fair value of the hedging derivative must be closely correlated with changes in the fair value of the underlying exposure at inception of the hedge and over the term of the hedged exposure.  The timing of the impact of hedging derivatives on the profit and loss account is consistent with the timing of the impact of the hedged items on the profit and loss account.

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

Interest accruals, premiums and realised settlement amounts arising on derivatives used to hedge exposures arising from anticipated future transactions, are deferred within other assets or other liabilities until such time as the accounting impact of the anticipated transaction is recognised in the financial report.  Such amounts only qualify for deferral where there is a high probability of the future transaction materialising.  If it becomes apparent that the future transaction will not materialise, any deferred amounts are recognised immediately in other revenue.

Interest receivables and payables for interest rate swaps with the same counterparty are reported on a net basis as other assets or other liabilities where a legal right of set-off exists.

Margin deposits for exchange-traded derivatives are reported as other assets.

(ff)  Trustee and funds management activities

The Group acts as trustee, custodian or manager of a number of funds and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts.  Where the Group does not have direct or indirect control of these funds and trusts as defined by Australian Accounting Standard AASB 1024 “Consolidated Accounts”, the assets and liabilities are not included in the consolidated financial statements of the Group.  Where controlled entities, as responsible entities or trustees, incur liabilities in respect of their activities, a right of indemnity exists against the assets of the applicable trusts and funds.  As these assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the liabilities are not included in the consolidated financial statements.

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the profit and loss account (refer to note 1(ll)).

(gg)  Securitisation

Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a securitisation vehicle.  The Group determines if this special purpose entity is a controlled entity and if so the principles of consolidation outlined in note 1(g) are applied.  In such transactions, the Group receives fees for various services provided to the program on an arm’s length basis, including servicing fees and management fees.  Fee income is recognised in revenue on an accruals basis in relation to the reporting period in which the costs of providing these services are incurred.

Interest rate swaps and liquidity facilities are provided to the program by the Group on an arm’s length basis, in accordance with APRA guidelines.

The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met.  Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins with respect to the Australian loan securitisation program, future cash flows cannot be reliably measured and no asset in relation to any entitlement to residual income is recognised.  The residual income is recognised as revenue when receivable.  Furthermore, due to this uncertainty in relation to valuation of future cash flows, the assets are transferred at book value and no profit or loss on sale of the loans is recognised.

This level of uncertainty was not inherent in the Group’s securitisation activities conducted in the US by HomeSide US.  Refer to note 1(r) for the Group’s accounting policy with respect to mortgage servicing rights, which ceased following the sale of Homeside US in 2002.

Revenue and expense recognition

(hh)    Interest income

Interest income is reflected in the profit and loss account when earned on an accruals basis (refer also to note 1(o), (q)(iii) and (q)(iv)).

(ii)  Dividend income

Dividend income is recorded in the profit and loss account on an accruals basis when the Group obtains control of the right to receive the dividend.

(jj)        Loan-related fees and costs

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

(kk)  Trading income

Trading income is brought to account when earned based on changes in net fair value of financial instruments and recorded from trade date.  Further information is included in notes 1(h) foreign currency translation, 1(l) trading securities and 1(dd) derivative financial instruments held or issued for trading purposes.

(ll)  Fees and commissions

Fees and commissions that relate to specific transactions or events are recognised as revenue in the period that the services are provided.  When they are charged for services provided over a period, they are recognised as revenue on an accruals basis.

(mm)  Life insurance business revenue and expenses

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Lifetime Company Limited, MLC (Hong Kong) Limited, MLC Limited, BNZ Life Insurance Limited, National Australia Life Company Limited,  PT MLC Life Indonesia, Advance MLC Assurance Co. Limited.

(i)  Types of business

The Australian life insurance operations of the Group consist of investment-linked business and non-investment-linked business, which are conducted in separate statutory funds as required under the Life Insurance Act 1995 (Cth).  The overseas life insurance operations of the Group consist primarily of non-investment-linked business.

Investment-linked business relates to business where policyholders’ investments are made into the statutory funds and policyholders’ returns are directly linked to the investment performance of the assets in that fund.  The policyholder bears all the risks and rewards of the investment performance.  The policyholder has no direct access to the specific assets; however, the policy value is calculated by reference to the market value of the statutory fund’s assets.  Investment-linked business includes superannuation and allocated pension business.

Non-investment-linked business refers to business where an insured benefit is payable on the occurrence of a specified event such as death, injury or disability caused by accident or illness or, in the case of an annuity, either the continuance of the annuitant’s life or the expiry of the annuity term.  The benefit payable is not directly referable to the market value of the fund’s assets.  Non-investment-linked business includes traditional whole of life and endowment policies (where the risks and rewards generally are shared between policyholders and shareholders) and risk policies such as death, disability and income insurance (where the shareholder bears all the financial risks).

(ii)  Allocation of profit

Profits are brought to account in the statutory funds on a MoS basis. Under MoS, profit is recognised as fees are received and services are provided to policyholders.  When fees are received but the service has not been provided, the profit is not recorded at the point of sale. Losses are expensed when identified.

Consistent with the principle of deferring unearned profit is the requirement to defer expenditure associated with the deferred profit. MoS permits costs associated with the acquisition of policies to be charged to the profit and loss account over the period that the policy will generate profits. However, costs may only be deferred to the extent that a policy is expected to be profitable (refer to note 1(mm)(vii)).

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

Certain policies are entitled to share in the profits that arise from the non-investment-linked business.  This profit sharing is governed by the Life Insurance Act 1995 (Cth) and the life insurance companies’ constitutions.  This profit sharing amount is treated as an expense in the profit and loss account.

(iii)  Premium revenue

Premiums are separated into their revenue and liability components.  Premium amounts earned by providing services and bearing risks including protection business are treated as revenue.  Other premium amounts received, net of initial fee income, which are akin to deposits, are recognised as an increase in policy liabilities.  The initial fee, which is the difference between the premium received and the initial surrender value, is recognised as premium revenue.  For the Group’s investment-linked business, premiums are recognised as an increase in policy liabilities.

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

•                    expenses and other outgoings (excluding commissions, medical fees and stamp duty relating to the policies which are all directly allocatable) have been apportioned between each statutory fund and shareholders’ fund. Expenses are apportioned between classes of business by first allocating the expenses to major functions and activities, including those of sales support and marketing, new business processing and policyholder servicing, and then to classes of products using relevant activity cost drivers, including commissions, policy counts, funds under management and benchmark profit; and

•                  investment income, profits and losses on sale of property, plant and equipment, profits and losses on sale of investments, and appreciation and depreciation of investments have been directly credited or charged to the appropriate statutory fund or shareholders’ fund.

Apportionment between policy acquisition, policy maintenance and investment management has been made in line with principles set out in the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.03 “Valuation of Policy Liabilities”.

(vii)  Deferred acquisition costs

Policy acquisition costs are deferred, provided that the business generated continues to be profitable. The deferred costs are reflected as a reduction in policy liabilities and are amortised in the profit and loss account over the expected duration of the relevant policies.

(nn)    Superannuation

For accumulation benefit superannuation and pension plans (also known as defined contribution plans), the superannuation expense recognised in the profit and loss account represents the contributions payable to the plans.  For defined benefit plans, the superannuation expense recognised in the profit and loss account is determined on an actuarial basis.  Under this basis, actuarial gains and losses are taken into account over the average remaining employment period of plan members, generally between 10 and 15 years. The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.

On acquisition of entities, surpluses and deficits in their sponsored defined benefit plans at the date of acquisition are recognised on the Group’s balance sheet as a prepaid pension cost asset or an accrued pension cost liability, respectively.  The assets and liabilities of these plans are not consolidated as the Group has no control over them.  The Group also recognises a prepaid asset for contributions the Group has made to the pension plans in excess of pension expenses.  Conversely, the Group recognises a liability where pension expenses are in excess of contributions made by the Group to the pension plans.  The prepaid pension cost asset is subject to a recoverable amount test, having regard to discounted cash flows.

(oo)    Equity-based compensation

The Group operates a number of share-based compensation plans where shares are issued to employees and directors as remuneration.  The Group records an expense where it has paid cash to the respective compensation plan trustee, who in turn purchases the Company’s shares on-market.  Where the Company issues shares as compensation, no expense is recorded in the profit and loss account.

The Group also operates an executive share option plan and performance rights plan.  No accounting entries are made in relation to options and performance rights granted to executives until they are exercised, at which time the amounts receivable from executives are recognised in the balance sheet as contributed equity.  No expense is recorded in the profit and loss account.

Details of equity-based compensation plans of the Group, including the fair value of instruments granted, are provided in note 39.

(pp)      Income tax

The Group adopts tax-effect accounting using the income statement liability method.

The tax effect of timing differences, which occur where items are claimed for income tax purposes in a period different from when they are recognised in the financial statements, is included in the provision for deferred income tax or future income tax benefits, as applicable, at the tax rate expected to apply when the timing differences reverse.  Any future income tax benefit relating to timing differences is carried forward as an asset unless the benefits are not assured beyond any reasonable doubt of being realised.  Any future income tax benefit relating to tax losses, is not carried forward as an asset unless the benefits are virtually certain of being realised.  In the statement of financial position, future income tax benefits are disclosed within income tax assets and the provision for deferred income tax is disclosed within income tax liabilities.

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

For life insurance business, taxation is not based on the concept of profit.  Special legislative provisions apply to tax policyholders and shareholders on different bases.  According to the class of business to which their policies belong, policyholders have their investment earnings taxed at the following rates in Australia:

•                  superannuation policies – 15%;

•                  annuity policies – 0%; or

•                  non-superannuation investment policies – 30%.

The life insurance business shareholders’ funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies, less deductible expenses.  For five years from July 1, 2000 (the date that the current life company tax regime commenced), there is a transitional provision that allows a one-third exemption from assessable income of fee income derived from policies in force as at July 1, 2000.

(qq)      Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax or other value-added tax, except where the tax incurred is not recoverable from the relevant taxation authority.  In these circumstances, the tax is recognised as part of the expense or the cost of acquisition of the asset.

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

2 Supplementary statement of financial position

Given the significant restrictions imposed by life insurance legislation, regulations and the regulators thereunder, the directors consider it essential that users of this financial report are able to easily separate the assets and liabilities of the life insurance statutory funds from the assets and liabilities of the life insurance shareholders’ funds and all other assets and liabilities of the Group.  However, current Australian accounting requirements do not allow for these statutory funds’ assets and liabilities to be separated and disclosed separately on the statement of financial position.  In addition, the requirements also prohibit any adjustment to comparative balances or the inclusion of an adjusted comparative column, which if allowed would facilitate comparability between periods.

To ensure that the assets and liabilities of the statutory funds are identifiable and comparable between years, a supplementary statement of financial position for the Group has been included for each year below, as at September 30:

	Note	Group excluding statutory funds	2003 Life insurance statutory funds	Total Group	Group excluding statutory funds	2002 Life insurance statutory funds	Total Group
		$m	$m	$m	$m	$m	$m
Assets
Cash assets	9	4,287	745	5,032	5,445	849	6,294
Due from other financial institutions	10	10,383	—	10,383	15,876	—	15,876
Due from customers on acceptances	11	19,562	—	19,562	19,474	—	19,474
Trading securities	12	23,724	—	23,724	19,590	—	19,590
Trading derivatives		23,644	—	23,644	12,128	—	12,128
Available for sale securities	13	6,513	—	6,513	6,192	—	6,192
Investment securities	14	8,647	—	8,647	13,541	—	13,541
Investments relating to life insurance business (1)	15	—	35,846	35,846	59	30,953	31,012
Loans and advances	16	247,959	—	247,959	231,300	—	231,300
Mortgage servicing rights	19	—	—	—	1,794	—	1,794
Shares in controlled entities, joint venture entities and other securities	20	1,445	—	1,445	1,199	—	1,199
Regulatory deposits	21	225	—	225	129	—	129
Property, plant and equipment	22	2,486	12	2,498	2,640	—	2,640
Income tax assets	23	1,123	80	1,203	1,289	3	1,292
Goodwill	24	740	—	740	775	—	775
Other assets	25	9,675	375	10,050	13,213	938	14,151
Total assets		360,413	37,058	397,471	344,644	32,743	377,387
Liabilities
Due to other financial institutions	26	45,128	—	45,128	43,279	—	43,279
Liability on acceptances	11	19,562	—	19,562	19,474	—	19,474
Trading derivatives		21,479	—	21,479	12,000	—	12,000
Deposits and other borrowings	27	210,146	—	210,146	206,864	—	206,864
Life insurance policy liabilities (1)	28	—	32,457	32,457	—	30,425	30,425
Income tax liabilities	29	1,529	8	1,537	1,790	(181)	1,609
Provisions	30	1,221	41	1,262	2,809	—	2,809
Bonds, notes and subordinated debt	31	22,707	—	22,707	22,192	—	22,192
Other debt issues	32	1,675	68	1,743	1,785	81	1,866
Other liabilities	33	13,577	662	14,239	12,156	1,462	13,618
Total liabilities		337,024	33,236	370,260	322,349	31,787	354,136
Net assets		23,389	3,822	27,211	22,295	956	23,251

Equity
Contributed equity	34	9,531	197	9,728	9,750	181	9,931
Reserves	35	893	—	893	2,105	—	2,105
Retained profits	36	12,706	1,080	13,786	10,373	775	11,148
Total parent entity interest		23,130	1,277	24,407	22,228	956	23,184
Outside equity interest – Life insurance business (2)	37	69	2,545	2,614	67	—	67
Outside equity interest – Other	37	190	—	190	—	—	—
Total equity	38	23,389	3,822	27,211	22,295	956	23,251

(1)       Included within statutory funds are assets and liabilities that relate to foreign-domiciled life insurance entities held by the Group’s life insurance business shareholders’ funds.  These non-Australian life insurers do not have statutory funds concepts.

(2)       During 2003, the Group’s life insurance statutory funds reorganised their business operating model to increase the level of investments held through registered schemes rather than directly held investments in debt and equity securities.  As the statutory funds are considered to have the capacity to control certain of these registered schemes, the Group has consolidated them.  Refer to notes 1(g) and 43(e).

3 Segment information

The following segment information is disclosed in accordance with Australian Accounting Standard AASB 1005 “Segment Reporting” and US accounting standard, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.  For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking (formerly Wholesale Financial Services), and Wealth Management.  Financial Services Australia, Europe and New Zealand are the retailing arms of the Group and provide a full range of financial services to customers.  These Financial Services businesses are managed on a regional basis across Australia, Europe and New Zealand.  Corporate & Institutional Banking is responsible for the Group’s relationships with large corporations, institutions, supranationals and government bodies worldwide.  It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance, National Custodian Services and a Services unit.  Wealth Management manages a diverse portfolio of financial services businesses, comprising Investments, Insurance and Other (Private Bank and Advice Solutions).  The Group’s ‘Other’ business segment includes Finance, Technology, People and Culture, Risk Management, Corporate Development and Office of the CEO, and are not considered to be separate reportable operating segments.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

The following changes to business segments were made in the 2003 year:

•              the New Zealand and European capital management units were previously reported in Financial Services New Zealand and Financial Services Europe business segments, respectively.  In the 2003 year, these units were transferred to Group Funding (part of Other) to ensure consistency of capital allocation methodology across business segments;

•              European asset and liability management activities were previously managed as part of Corporate & Institutional Banking and have now been transferred to Financial Services Europe; and

•              an update of the cost allocation model was undertaken as part of the Group’s 2003 planning process.  This resulted in refinement of cost allocations between Other and Financial Services Australia.

The 2002 business segment results, assets and liabilities have been restated to reflect these changes.  It is impracticable to restate the 2001 year business segment results, assets and liabilities for these changes.

Business segments

Year ended September 30, 2003	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,519	2,368	651	807	117	(43)	—	7,419
Non-interest income	1,900	815	316	1,099	4,269	159	—	8,558
Inter-segment revenue	50	135	13	(9)	12	66	(267)	—
Total revenue after interest expense (2)	5,469	3,318	980	1,897	4,398	182	(267)	15,977
Other expenses	(2,798)	(2,003)	(494)	(692)	(3,931)	(431)	—	(10,349)
Inter-segment expenses	(5)	(33)	(21)	(125)	(140)	57	267	—
Total expenses excluding interest expense	(2,803)	(2,036)	(515)	(817)	(4,071)	(374)	267	(10,349)
Profit/(loss) from ordinary activities before tax	2,666	1,282	465	1,080	327	(192)	—	5,628
Income tax (expense)/benefit	(798)	(416)	(155)	(225)	(169)	82	—	(1,681)
Net profit/(loss)	1,868	866	310	855	158	(110)	—	3,947
Net profit/(loss) attributable to outside equity interest	—	—	—	(9)	16	1	—	8
Net profit/(loss) attributable to members of the Company	1,868	866	310	846	174	(109)	—	3,955
Total assets (3)	143,203	59,475	25,532	171,679	49,971	7,157	(59,546)	397,471
Total liabilities (3)	146,316	49,482	28,111	162,715	38,551	4,631	(59,546)	370,260
Acquisition of property, plant and equipment and intangible assets	382	120	58	8	29	—	—	597
Depreciation and amortisation of plant and equipment	156	111	32	39	26	37	—	401
Amortisation of goodwill	3	62	1	—	—	32	—	98
Non-cash expenses other than depreciation and amortisation	422	319	34	148	102	32	—	1,057

Year ended September 30, 2002	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other (4)	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,307	2,439	549	1,051	101	(225)	—	7,222
Non-interest income (5)	1,726	865	281	905	792	2,806	—	7,375
Significant revenue (6)	—	—	—	—	—	2,671	—	2,671
Inter-segment revenue	54	163	2	(18)	(2)	55	(254)	—
Total revenue after interest expense (2)	5,087	3,467	832	1,938	891	5,307	(254)	17,268
Significant expenses (7)	(261)	(166)	(20)	(42)	(29)	(2,748)	—	(3,266)
Other expenses (8)	(2,633)	(2,092)	(426)	(772)	(779)	(2,959)	—	(9,661)
Inter-segment expenses	37	(31)	(15)	(154)	(189)	98	254	—
Total expenses excluding interest expense	(2,857)	(2,289)	(461)	(968)	(997)	(5,609)	254	(12,927)
Profit/(loss) from ordinary activities before tax	2,230	1,178	371	970	(106)	(302)	—	4,341
Income tax (expense)/benefit (9)	(658)	(391)	(129)	(183)	232	167	—	(962)
Net profit/(loss)	1,572	787	242	787	126	(135)	—	3,379
Net loss attributable to outside equity interest	—	—	—	—	(6)	—	—	(6)
Net profit/(loss) attributable to members of the Company	1,572	787	242	787	120	(135)	—	3,373
Total assets	123,362	67,395	22,689	163,025	46,449	3,564	(49,097)	377,387
Total liabilities	123,854	56,282	22,782	160,125	37,406	2,784	(49,097)	354,136
Acquisition of property, plant and equipment and intangible assets	390	170	56	14	73	88	—	791
Depreciation and amortisation of plant and equipment	196	128	34	14	28	19	—	419
Amortisation of goodwill	—	62	2	—	—	37	—	101
Non-cash expenses other than depreciation and amortisation	509	562	23	284	110	52	—	1,540

Year ended September 30, 2001	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other (10)	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,092	2,168	525	894	77	204	—	6,960
Non-interest income	1,662	977	266	1,050	1,246	1,065	—	6,266
Significant revenue (11)	—	—	—	—	—	5,314	—	5,314
Inter-segment revenue	79	57	7	8	1	145	(297)	—
Total revenue after interest expense (2)	4,833	3,202	798	1,952	1,324	6,728	(297)	18,540
Significant expenses (12)	—	—	—	—	—	(6,866)	—	(6,866)
Other expenses	(2,859)	(2,025)	(354)	(807)	(495)	(1,155)	—	(7,695)
Inter-segment expenses	132	(32)	(109)	(135)	(113)	(40)	297	—
Total expenses excluding interest expense	(2,727)	(2,057)	(463)	(942)	(608)	(8,061)	297	(14,561)
Profit/(loss) from ordinary activities before tax	2,106	1,145	335	1,010	716	(1,333)	—	3,979
Income tax (expense)/benefit (13)	(729)	(396)	(112)	(271)	9	(392)	—	(1,891)
Net profit/(loss)	1,377	749	223	739	725	(1,725)	—	2,088
Net loss attributable to outside equity interest	—	—	—	—	(5)	—	—	(5)
Net profit/(loss) attributable to members of the Company	1,377	749	223	739	720	(1,725)	—	2,083
Total assets	110,309	68,770	20,499	154,757	43,548	34,843	(58,006)	374,720
Total liabilities	104,354	56,274	20,666	153,142	35,852	38,881	(58,006)	351,163
Acquisition of property, plant and equipment and intangible assets	605	201	57	29	221	56	—	1,169
Depreciation and amortisation of plant and equipment	177	97	20	12	22	52	—	380

Year ended September 30, 2001	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other (10)	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Amortisation of goodwill	—	62	1	—	—	104	—	167
Non-cash expenses other than depreciation and amortisation (14)	492	392	33	310	58	4,076	—	5,361

(1)                          Net interest income includes interest on capital employed by business segments.

(2)                          Total revenue has been disclosed net of interest expense.  It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(3)                          For Corporate & Institutional Banking, this amount includes approximately $20 billion of funding raised on behalf of Asset & Liability Management functions in Europe and New Zealand due to the nature of the funding model in those regions and related legal entity structure.

(4)                          Includes the results of SR Investment, Inc. and its controlled entity, HomeSide US, up to the date of their sale on October 1, 2002 (refer note 5(a)(i)).

(5)                          Non-interest income includes proceeds from sale of operating assets of $2,314 million within the Other business segment (refer to note 4, footnote (4)).

(6)                          Significant revenue represents the proceeds from sale of SR Investment, Inc. (refer to note 5(a)(i)).

(7)                          Significant expenses includes the cost of assets sold of SR Investment, Inc. of $2,686 million within the Other business segment (refer to note 5(a)(i)).

(8)                          Other expenses includes the carrying value of operating assets sold of $2,322 million within the Other business segment (refer to note 4, footnote (4)).

(9)                          Income tax expense/(benefit) includes an income tax benefit of $21 million attributable to the loss on sale of SR Investment, Inc. within the Other business segment.

(10)                   Includes the results of Michigan National Corporation and its controlled entities up to the date of their sale on April 1, 2001 (refer to note 5(a)(ii)).

(11)                   Significant revenue represents the proceeds from sale of Michigan National Corporation and its controlled entities (refer to note 5(a)(ii)).

(12)                   Significant expenses comprises of the cost of assets sold of Michigan National Corporation and its controlled entities of $2,929 million, the impairment loss on mortgage servicing rights of $1,643 million, the charge to provide for mortgage servicing rights valuation adjustment of $1,436 million and the impairment loss on goodwill of $858 million (refer to note 5(a)(ii)).

(13)                   Income tax expense/(benefit) includes income tax expense of $704 million attributable to the profit on sale of Michigan National Corporation and its controlled entities within the Other business segment.

(14)                   Non-cash expenses other than depreciation and amortisation includes the impairment loss on mortgage servicing rights of $1,643 million, the charge to provide for mortgage servicing rights valuation adjustment of $1,436 million and the impairment loss on goodwill of $858 million within the Other business segment (refer to note 5(a)).

Geographical segments

The Group has operations in Australia (the Company’s country of domicile), Europe, New Zealand, the US and Asia.  The allocation of revenue and assets is based on the geographical location in which transactions are booked.  There are no material inter-segment transactions.

	Group
	2003	2003	2002	2002	2001	2001
	$m	%	$m	%	$m	%
Total revenue
Australia	15,905	61.9	11,425	43.1	12,867	40.8
Australia - significant revenue	—	—	2,671	10.1	5,314	16.9
Europe	6,239	24.3	6,422	24.2	6,829	21.7
New Zealand	2,608	10.2	2,194	8.3	2,332	7.4
US (1)	274	1.1	3,351	12.6	3,193	10.1
Asia	632	2.5	458	1.7	964	3.1
Total revenue	25,658	100.0	26,521	100.0	31,499	100.0

Total assets (2)
Australia	243,726	61.3	213,428	56.6	205,364	54.8
Europe	103,904	26.1	107,169	28.4	95,284	25.5
New Zealand	32,565	8.2	30,319	8.0	30,051	8.0
US	8,257	2.1	17,339	4.6	30,022	8.0
Asia	9,019	2.3	9,132	2.4	13,999	3.7
Total assets	397,471	100.0	377,387	100.0	374,720	100.0

	Group
	2003	2003	2002	2002	2001	2001
	$m	%	$m	%	$m	%
Acquisition of property, plant and equipment and intangible assets
Australia	383	64.1	416	52.6	775	66.2
Europe	150	25.1	221	27.9	277	23.7
New Zealand	60	10.1	59	7.5	57	4.9
US	—	—	90	11.4	57	4.9
Asia	4	0.7	5	0.6	3	0.3
Acquisition of property, plant and equipment and intangible assets	597	100.0	791	100.0	1,169	100.0

(1)       Includes the results of Michigan National Corporation and its controlled entities up to the date of their sale on April 1, 2001 (refer to note 5(a)(ii)).

(2)       Includes statutory funds’ assets of $37,058 million at September 30, 2003 (2002: $32,743 million, 2001: $33,161 million).

4  Revenue from ordinary activities

		Group			Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
Interest income
Loans to customers (1)		14,961	13,821	15,259	9,207	7,994
Marketable debt securities		1,545	1,509	1,860	1,187	1,159
Other financial institutions		395	439	795	283	338
Controlled entities		—	—	—	1,197	1,327
Other interest		199	706	2,005	105	620
		17,100	16,475	19,919	11,979	11,438
Life insurance income
Premium and related revenue	57	949	1,134	1,074	—	—
Investment revenue	57	2,759	(988)	(877)	—	—
		3,708	146	197	—	—
Other banking and financial services income
Dividends received from
Controlled entities		—	—	—	3,495	806
Other entities		39	35	44	39	34
Profit on sale of property, plant and equipment and other assets (2)		36	13	19	5	3
Loan fees from banking		1,441	1,361	1,334	1,133	1,063
Money transfer fees		1,026	1,014	1,043	475	464
Trading income (3)
Foreign exchange derivatives		442	457	434	308	294
Trading securities		170	214	217	154	214
Interest rate derivatives		13	(108)	70	(5)	(124)
Foreign exchange income		12	15	12	1	—
Fees and commissions		1,158	1,118	998	479	471
Fleet management fees		85	56	54	—	—
Proceeds from sale of operating assets (4)		—	2,314	—	—	—
Investment management fees (5)		303	297	305	—	—
Other income		285	220	219	146	35
		5,010	7,006	4,749	6,230	3,260
Mortgage servicing and origination revenue
Net mortgage servicing fees		—	187	474	—	—
Net mortgage origination revenue		—	191	336	—	—
		—	378	810	—	—
Movement in the excess of net market value over net assets of life insurance controlled entities		(160)	(155)	510	—	—
Significant revenue
Proceeds from the sale of foreign controlled entities	5(a)	—	2,671	5,314	—	—
Total revenue from ordinary activities		25,658	26,521	31,499	18,209	14,698

(1)       Included within interest income (loans to customers) is rental income of $551 million (2002: $423 million, 2001: $409 million) and depreciation of $403 million (2002: $299 million, 2001: $280 million) in relation to operating leases where the Group is the lessor.

(2)       For the Group, net profit on sale of property, plant and equipment and other assets of $25 million (2002: $7 million, 2001: $1 million) is the difference between the proceeds from sale of $166 million (2002: $418 million, 2001: $132 million) and their carrying value of $141 million (2002: $411 million, 2001: $131 million). Net profit on sale consists of gross profits of $36 million (2002: $13 million, 2001: $19 million) and gross losses of $11 million (2002: $6 million, 2001: $18 million) as disclosed in note 5(b).  For the Company, net profit on sale of property, plant and equipment and other assets of $4 million (2002: $1 million) is the difference between the proceeds from sale of $108 million (2002: $157 million) and their carrying value of $104 million (2002: $156 million).  Net profit on sale consists of gross profits of $5 million (2002: $3 million) and gross losses of $1 million (2002: $2 million) as disclosed in note 5(b).

(3)       Under Australian Accounting Standard AASB 1032 “Specific Disclosures by Financial Institutions”, separate disclosure of trading income arising from foreign exchange trading, securities trading and interest rate derivatives trading is required.  As the Group manages its trading positions utilising a variety of instruments, fluctuations between the disclosed components may occur.  Foreign exchange derivatives includes trading income from cross currency swaps, which includes an interest rate element.

(4)       The operating assets of HomeSide US were sold to Washington Mutual Bank, FA on March 1, 2002.  Under the terms of the sale, HomeSide US received proceeds of $2,314 million for the operating assets, which consisted primarily of loans held for sale.  The carrying value of the assets sold was $2,322 million.

(5)       Fees and commissions as at September 30, 2002 and 2001, included investment management fees which have been reclassified to investment management fees.

5 Profit from ordinary activities before income tax expense

(a) Individually significant items included in profit from ordinary activities before income tax expense

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Restructuring costs
Personnel - termination benefits	—	327	—	—	201
Occupancy	—	68	—	—	29
Write-off of property, plant and equipment (1)	—	132	—	—	106
Other	—	53	—	—	27
Total restructuring costs	—	580	—	—	363

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

Personnel costs of $327 million provided for and expensed in 2002 related to termination benefits for approximately 2,955 positions in management, support and customer-facing roles.  For 2003, payments of $147 million (2002: $101 million) were made in respect of approximately 1,317 positions (2002: 859 positions) made redundant.  The reduction in staff numbers occurred in both managerial and non-managerial positions in the following regions:

	Australia	Europe	New Zealand	United States	Asia	Total
Original number of positions to be made redundant	1,852	910	121	36	36	2,955
Number of positions made redundant during 2002	(707)	(56)	(51)	(18)	(27)	(859)
Number of positions made redundant during 2003	(880)	(360)	(59)	(11)	(7)	(1,317)
Number of positions to be made redundant as at September 30, 2003	265	494	11	7	2	779

The remaining provision for restructuring costs raised in 2002 relates to future payments for redundancies, occupancy and other costs.  Future payments for redundancies and other costs will be predominantly made in 2004, whilst future payments for occupancy costs will be made in periods corresponding with the relevant lease terms.

Sale of foreign controlled entities

(i) SR Investment, Inc.

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA.  Controlled entities other than HomeSide US were excluded from the sale.  The Group received proceeds on sale of $2,671 million (US$1,453 million) for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including income tax.  The results of SR Investment, Inc. and its controlled entities are included in the Group’s financial performance up to and including the year ended September 30, 2002.  The assets and liabilities of SR Investment, Inc. and its controlled entities were included in the Group’s financial position up to and including the year ended September 30, 2002.

The financial performance, financial position and cash flows of SR Investment, Inc. and its controlled entities up to the date of sale, and therefore included in the results of the Group, were as follows:

	2003	2002	2001
	$m	$m	$m
Financial performance
Net interest income	—	14	(77)
Non-interest income	—	2,737	871
Charge to provide for doubtful debts	—	(46)	(62)
Other expenses	—	(2,693)	(527)
Significant expenses	—	—	(3,937)
Profit/(loss) from ordinary activities before income tax expense	—	12	(3,732)
Income tax benefit relating to ordinary activities	—	86	246
Net profit/(loss)	—	98	(3,486)

Financial position
Total assets (1)	—	4,072	12,576
Total liabilities (1)	—	1,805	10,072
Net assets	—	2,267	2,504

(1)       Under US GAAP, the majority of these assets and liabilities were considered to be held for resale as at Septemeber 30, 2002.  Refer to note 43(f) for details of the assets and liabilitites sold on October 1, 2002.

Cash flows
Net cash provided by/(used in) operating activities	—	3,320	(4,321)
Net cash provided by/(used in) investing activities	—	(221)	3,256
Net cash provided by/(used in) financing activities	—	(3,708)	2,084
Net increase/(decrease) in cash and cash equivalents	—	(609)	1,019

(ii) Michigan National Corporation

On April 1, 2001, the Group sold Michigan National Corporation and its controlled entities to ABN AMRO North America, Inc., a controlled entity of ABN AMRO NV.  The Group received proceeds on sale of $5,314 million from the sale of assets with a cost of $2,929 million, resulting in a profit on sale of $2,385 million before tax.

Michigan National Corporation and its controlled entities contributed $132 million net profit to the Group in the 2001 year up to the date of sale.  The net asset position of these entities at the date of sale was $2,591 million.  The net cash outflow of these entities in the 2001 year to the date of sale was $451 million, which is reflected in the Group’s cash flows.

Impairment loss on mortgage servicing rights

In July 2001, the directors of the Company determined that the carrying value of the mortgage servicing rights asset held by HomeSide US exceeded the fair value.  An impairment loss of $888 million was recognised to reflect the asset at its fair value.  This impairment was the result of hedging positions which were adversely impacted by extreme volatility in US interest rate markets.

In September 2001, the directors of the Company determined that a second impairment loss on mortgage servicing rights was required in order to reflect the mortgage servicing rights asset at its fair value.  This impairment loss of $755 million was the result of an incorrect interest rate assumption discovered in an internal model used to determine the fair value of HomeSide US mortgage servicing rights.

Charge to provide for mortgage servicing rights valuation adjustment

On September 2, 2001, the directors of the Company decided to value HomeSide US at its estimated market sale value, rather than as an ongoing part of the Group, after reviewing its position within the Group’s current core strategies of banking and wealth management.  As a result of this decision, the carrying value of the HomeSide US core asset, mortgage servicing rights, was revalued and a provision for mortgage servicing rights valuation adjustment of $1,436 million was recognised in order to reflect the mortgage servicing rights asset at its estimated market sale value.

Impairment loss on goodwill

In conjunction with the directors’ decision to value HomeSide US on an estimated market sale value basis, the decision was made that the carrying value of goodwill which arose on the acquisition of HomeSide US was in excess of its recoverable amount.  Accordingly, an impairment loss of $858 million was recognised, in order to reduce the carrying value of this goodwill to $nil.

(b) Expenses included in profit from ordinary activities before income tax expense

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Interest expense
Deposits and other borrowings	7,416	6,867	9,213	5,432	4,926
Other financial institutions	1,449	1,271	1,907	1,326	1,181
Bonds, notes and subordinated debt	671	944	1,647	598	802
Controlled entities	—	—	—	562	620
Other debt issues	145	171	192	10	16
Total interest expense	9,681	9,253	12,959	7,928	7,545

Life insurance expenses
Claims expense	958	956	599	—	—
Change in policy liabilities	1,518	(1,637)	(1,318)	—	—
Policy acquisition and maintenance expense	713	751	699	—	—
Investment management fees	75	86	89	—	—
Total life insurance expenses	3,264	156	69	—	—

Personnel expenses
Salaries	2,379	2,438	2,618	1,352	1,297
Related personnel expenses
Superannuation	243	130	155	111	93
Payroll tax	170	158	159	95	93
Fringe benefits tax	33	46	30	29	41
Charge to provide for
Annual leave	41	27	35	18	10
Long service leave and retiring allowances	46	43	54	42	41
Performance-based compensation	230	221	237	131	130
Restructuring costs	—	4	27	—	4
Other expenses	274	312	410	129	142
	3,416	3,379	3,725	1,907	1,851
Significant restructuring costs (1)
Termination benefits	—	104	—	—	79
Charge to provide for termination benefits	—	223	—	—	122
Total personnel expenses	3,416	3,706	3,725	1,907	2,052

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Occupancy expenses
Depreciation of buildings and amortisation of leasehold assets	67	79	83	40	40
Operating lease rental expense	276	269	277	171	162
Maintenance and repairs	78	79	91	22	20
Electricity, water and rates	82	88	94	24	26
Other expenses	53	44	42	23	28
	556	559	587	280	276
Significant restructuring costs (1)
Charge to provide for surplus leased space	—	68	—	—	29
Total occupancy expenses	556	627	587	280	305

General expenses
Depreciation and amortisation of plant and equipment	334	340	297	185	158
Loss on sale of property, plant and equipment and other assets (2)	11	6	18	1	2
Operating lease rental expense	61	53	45	46	35
Charge to provide for
Non-lending losses	100	112	69	34	39
Diminution in value of shares in entities (3)	—	13	13	1	47
Fees and commissions	137	172	264	81	85
Communications, postage and stationery	407	473	507	165	185
Computer equipment and software	289	222	258	178	125
Advertising	176	192	191	110	123
Professional fees	349	272	320	188	165
Travel	83	50	65	40	26
Bureau charges	57	68	53	21	22
Carrying value of operating assets sold (4)	—	2,322	—	—	—
Motor vehicle expenses	37	29	30	9	9
Insurance	29	14	12	9	7
Other expenses	312	431	16	4	24
	2,382	4,769	2,158	1,072	1,052
Significant restructuring costs (1)
Write-off of property, plant and equipment (5)	—	132	—	—	106
Other	—	53	—	—	27
Total general expenses	2,382	4,954	2,158	1,072	1,185

Amortisation of goodwill
Australia	3	8	1	—	—
European banks	62	62	62	—	—
Bank of New Zealand	33	31	31	—	—
HomeSide US	—	—	48	—	—
Michigan National Corporation	—	—	25	—	—
Total amortisation of goodwill	98	101	167	—	—

Charge to provide for doubtful debts
General (6)	633	697	989	373	259

Other significant expenses (1)
Cost of foreign controlled entities sold	—	2,686	2,929	—	138
Impairment loss on mortgage servicing rights	—	—	1,643	—	—
Charge to provide for mortgage servicing rights valuation adjustment	—	—	1,436	—	—
Impairment loss on goodwill	—	—	858	—	—

(1)    Refer to note 5(a).

(2)    Refer to note 4, footnote (2).

(3)    Includes provision for diminution in value of investments held by National Australia Investment Capital Limited in 2002 and in Mondex and Peakhour Pty Ltd in 2001.

(4)    The operating assets of HomeSide US were sold to Washington Mutual Bank, FA on March 1, 2002.  Under the terms of the sale, HomeSide US received proceeds of $2,314 million for the operating assets, which consisted primarily of loans held for resale.  The carrying value of the assets sold was $2,322 million.

(5)    Includes write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million during 2002 (refer to note 5(a)).

(6)    Refer to note 17.

6 Income tax expense

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on the pre-tax accounting profit
Profit from ordinary activities before income tax expense
Australia	3,309	2,288	5,383	6,422	3,069
Overseas	2,319	2,053	(1,404)	227	145
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts (1)	(424)	21	(56)	—	—
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	5,204	4,362	3,923	6,649	3,214
Prima facie income tax at 30% (2001: 34%)	1,561	1,309	1,334	1,995	964
Add/(deduct): Tax effect of permanent differences
Non-allowable depreciation on buildings	6	7	5	—	—
Rebate of tax on dividends, interest, etc.	(28)	44	(31)	(1,066)	(249)
Foreign tax rate differences	(4)	(6)	(245)	(1)	(22)
Amortisation of goodwill	29	29	59	—	—
Attributable foreign income	26	25	10	23	23
Non-allowable impairment loss on goodwill	—	—	292	—	—
Timing differences not carried forward as income tax assets (2)	—	—	764	—	—
Non-taxable amounts attributable to HomeSide US operation	—	(53)	—	—	—
Future income tax benefits no longer recognised	2	2	(4)	2	1
Restatement of tax timing differences due to change in the Australian company income tax rate	—	2	(8)	—	—
Under/(over) provision in prior years	(6)	6	(17)	(3)	(1)
Recognition of HomeSide US operation future income tax benefit not previously recognised	—	(89)	—	—	—
Other	(31)	(66)	(56)	(21)	(4)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business (3)(4)	1,555	1,210	2,103	929	712
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	126	(248)	(212)	—	—
Total income tax expense (3)(4)	1,681	962	1,891	929	712

(1)   The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business (refer to note 1(pp)).

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

7  Dividends and distributions

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Interim dividend paid
80c ordinary dividend paid (2002: 72c, 2001: 67c), fully franked at a rate of 30%	1,104	1,115	1,026	1,104	1,115
Final dividend provided for
Nil ordinary dividend provided for (2002: 75c and 90% franked at a rate of 30%, 2001: 68c and fully franked at a rate of 30%)	—	1,151	1,054	—	1,151
Total dividends paid or provided for	1,104	2,266	2,080	1,104	2,266

There is no provision for final dividend in respect of the year ended September 30, 2003 as a result of a change in accounting policy.  The Group has adopted the new Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from October 1, 2002.  Provision for dividends are now recognised at the time the dividends are declared, determined or publicly recommended.  Previously, the Group recognised a provision for dividend in the reporting period to which the dividend related, even though the dividend was declared or announced after the end of that reporting period.

On November 21, 2003, the directors declared a final dividend in respect to the year ended September 30, 2003 of 83 cents per fully-paid ordinary share, fully franked, which was paid on December 10, 2003.  The payment amount was estimated to be $1,248 million as at November 11, 2003.

The dividend payout was based on after-tax cash earnings (adjusted for significant items).  Refer to page 6 for a reconciliation of non-GAAP measures and page 62 for further information on ‘Non-GAAP financial measures’.

With effect from July 1, 2002, Australian tax law requires companies to maintain franking accounts on a tax-paid basis.  The disclosures below, including the prior year comparatives, therefore reflect the new tax-paid basis of measuring franking credits.

The franking credits available to the Group at September 30, 2003, after allowing for tax payable in respect of the current reporting period’s profits that will be subject to Australian income tax, the payment of the final dividend, and the receipt of dividends recognised as receivable at balance date, are estimated to be $nil (2002: $nil, 2001: $nil).

The franking credits that will be available to the Group at June 30, 2004 (being the end of the Group’s franking year), after allowing for the instalments of tax payable in respect of the 2004 financial year, are estimated to be $nil (2002: $nil, 2001: $65 million).

The extent to which future dividends will be franked will depend on a number of factors including the level of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system (including the dividend imputation system) as a result of the Australian Government’s tax reform initiatives.

Distributions on other equity instruments
Trust units exchangeable for preference shares	61	70	71	—	—
National Income Securities	122	117	142	122	117
Total distributions on other equity instruments	183	187	213	122	117

8  Earnings per share

	Group
	2003		2002		2001
	Basic	Diluted(1)	Basic	Diluted(1)	Basic	Diluted(1)

Earnings ($m)
Net profit attributable to members of the Company	3,955	3,955	3,373	3,373	2,083	2,083
Distributions on other equity instruments	(183)	(183)	(187)	(187)	(213)	(213)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	90	—	102	—	102
Adjusted earnings	3,772	3,862	3,186	3,288	1,870	1,972
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,515,871	1,515,871	1,549,136	1,549,136	1,538,633	1,538,633
Potential dilutive ordinary shares
Options and performance rights	—	3,742	—	8,335	—	1,152
Partly-paid ordinary shares	—	485	—	670	—	895
Exchangeable capital units	—	65,460	—	65,460	—	65,460
Total weighted average ordinary shares	1,515,871	1,585,558	1,549,136	1,623,601	1,538,633	1,606,140
Earnings per share (cents)	248.8	243.6	205.7	202.5	121.5	122.8

(1)    The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly-paid ordinary shares and potential conversion of exchangeable capital units.

The Group has adopted the new Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from October 1, 2002.  The adoption of this standard did not have an impact on basic or diluted earnings per share.

The Group has applied the revised Australian Accounting Standard AASB 1027 “Earnings per Share” from October 1, 2001.  The standard introduced changes to the method of calculating earnings per share.  The changes did not have a material impact on earnings per share.  The 2001 comparative has been restated to reflect the change in method of calculating basic and diluted earnings per share.

During 2001, the Group changed its accounting policy with respect to accounting for the revaluation of non-current assets.  This change did not have an impact on basic or diluted earnings per share.

The Company issued 127,500 share options with an exercise price of $30.98 and 31,875 performance rights on October 30, 2003.  There were 77,900 fully paid ordinary shares of the Company issued since the end of the year as a result of share options granted being exercised, for a total consideration of $1,890,331.  Refer to the Report on the Directors and officers for additional information.  Other than these issues, there has been no conversion to, calls of, or subscriptions for ordinary shares, or issues of potential ordinary shares from October 1, 2003 up to November 11, 2003.

For further information on earnings per share calculations, refer to the financial review section of the annual report.

9  Cash assets

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Coins, notes and cash at bank	1,596	1,932	792	845
Money at short call	134	150	134	150
Other (including bills receivable and remittances in transit)	2,386	2,171	245	222
	4,116	4,253	1,171	1,217
Overseas
Coins, notes and cash at bank	623	815	2	6
Money at short call	401	646	—	215
Other (including bills receivable and remittances in transit)	(108)	580	(394)	77
	916	2,041	(392)	298
Total cash assets	5,032	6,294	779	1,515

Included within cash assets are cash assets within the Group’s life insurance business statutory funds of $745 million (2002: $849 million) which are subject to restrictions imposed under the Life Insurance Act 1995 (Cth) and other restrictions and therefore are not available for use in operating, investing or financing activities of other parts of the Group (refer to note 1(p)).

10  Due from other financial institutions

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Interest-earning	1,957	1,837	1,828	1,716
Non-interest-earning	64	26	51	19
	2,021	1,863	1,879	1,735
Overseas
Interest-earning	8,296	13,409	5,890	10,274
Non-interest-earning	66	604	51	570
	8,362	14,013	5,941	10,844
Total due from other financial institutions	10,383	15,876	7,820	12,579

11  Due from customers on acceptances

Australia
Government and public authorities	4	5	4	5
Agriculture, forestry and fishing	2,047	1,801	2,047	1,801
Financial, investment and insurance	4,006	4,111	4,006	4,111
Real estate – construction	844	824	844	824
Manufacturing	1,594	2,118	1,594	2,118
Instalment loans to individuals and other personal lending (including credit cards)	185	316	185	316
Other commercial and industrial	10,816	10,071	10,816	10,071
	19,496	19,246	19,496	19,246
Overseas
Agriculture, forestry and fishing	—	4	—	—
Financial, investment and insurance	17	114	—	72
Manufacturing	1	22	—	17
Other commercial and industrial	48	88	—	65
	66	228	—	154
Total due from customers on acceptances	19,562	19,474	19,496	19,400

12  Trading securities

Listed – Australia
Australian Government Treasury notes	—	199	—	199
Australian Government bonds and securities	1,317	1,371	1,317	1,318
Securities of Australian and semi-government authorities	2,435	2,130	2,435	2,130
Private corporations/other financial institutions’ certificates of deposit	4,197	2,122	4,197	2,122
Private corporations/other financial institutions’ bills	11,327	8,792	11,327	8,792
Private corporations/other financial institutions’ bonds	352	557	352	557
Private corporations/other financial institutions’ commercial paper	20	—	—	—
Private corporations/other financial institutions’ floating rate notes	56	94	56	94
Private corporations/other financial institutions’ promissory notes	1,107	635	1,107	635
Other securities	320	182	320	153
	21,131	16,082	21,111	16,000
Listed – Overseas
Securities of Australian and semi-government authorities	—	2	—	2
Securities of or guaranteed by UK/Irish governments	—	4	—	4
Securities of or guaranteed by New Zealand Government	—	48	—	48
Private corporations/other financial institutions’ bonds	1,266	1,022	1,266	1,022
Other government bonds and securities	242	95	242	95
	1,508	1,171	1,508	1,171
Total listed trading securities	22,639	17,253	22,619	17,171

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	351	296	—	—
Private corporations/other financial institutions’ certificates of deposit	290	1,591	170	146
Private corporations/other financial institutions’ bonds	96	92	—	—
Other government bonds and securities	22	39	—	—
Private corporations/other financial institutions’ commercial paper	120	113	120	113
Private corporations/other financial institutions’ medium-term notes	43	36	43	36
Private corporations/other financial institutions’ promissory notes	163	156	—	—
Other securities	—	14	—	5
Total unlisted trading securities	1,085	2,337	333	300
Total trading securities	23,724	19,590	22,952	17,471

13 Available for sale securities

Listed – Australia
Private corporations/other financial institutions’ bonds	186	—	186	—
Private corporations/other financial institutions’ floating rate notes	183	—	183	—
Other securities	1,078	—	1,078	—
	1,447	—	1,447	—
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	3	4	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	2,873	4,581	2,873	4,581
Private corporations/other financial institutions’ bonds	201	100	201	100
Other securities	—	5	—	—
	3,077	4,690	3,074	4,681
Total listed available for sale securities	4,524	4,690	4,521	4,681
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	208	214	208	214
Private corporations/other financial institutions’ bonds	662	66	662	66
Other government treasury notes	56	67	56	67
Private corporations/other financial institutions’ commercial paper	700	659	700	659
Private corporations/other financial institutions’ medium-term notes	356	463	356	463
Other securities	7	33	—	—
Total unlisted available for sale securities	1,989	1,502	1,982	1,469
Total available for sale securities	6,513	6,192	6,503	6,150

Market value information
Listed – Australia
Private corporations/other financial institutions’ bonds	187	—	187	—
Private corporations/other financial institutions’ floating rate notes	184	—	184	—
Other securities	1,077	—	1,077	—
	1,448	—	1,448	—
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	3	4	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	2,873	4,581	2,873	4,581
Private corporations/other financial institutions’ bonds	201	100	201	100
Other securities	—	5	—	—
	3,077	4,690	3,074	4,681
Total listed available for sale securities at market value	4,525	4,690	4,522	4,681

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	208	214	208	214
Private corporations/other financial institutions’ bonds	662	66	662	66
Other government treasury notes	56	67	56	67
Private corporations/other financial institutions’ commercial paper	700	659	700	659
Private corporations/other financial institutions’ medium-term notes	356	463	356	463
Other securities	7	33	—	—
Total unlisted available for sale securities at market value	1,989	1,502	1,982	1,469
Total available for sale securities at market value	6,514	6,192	6,504	6,150

The following table reconciles gross unrealised profits and losses of the Group’s holdings of available for sale securities for each year below, as at September 30:

	2003				2002
	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value
	$m	$m	$m	$m	$m	$m	$m	$m
Securities of or guaranteed by UK/Irish governments	3	—	—	3	4	—	—	4
Private corporations/other financial institutions’ certificates of deposit/bills	3,081	—	—	3,081	4,795	—	—	4,795
Private corporations/other financial institutions’ bonds	1,049	1	—	1,050	166	—	—	166
Other government treasury notes	56	—	—	56	67	—	—	67
Private corporations/other financial institutions’ commercial paper	700	—	—	700	659	—	—	659
Private corporations/other financial institutions’ medium-term notes	356	—	—	356	463	—	—	463
Private corporations/other financial institutions’ floating rate notes	183	1	—	184	—	—	—	—
Other securities	1,085	—	(1)	1,084	38	—	—	38
Total	6,513	2	(1)	6,514	6,192	—	—	6,192

Maturities of available for sale securities

The following table analyses the maturity of the Group’s holdings of available for sale securities at September 30, 2003:

		0 to 1 year yield pa		1 to 5 year(s) yield pa		5 to 10 years yield pa		Over 10 years yield pa
	$m		$m		$m		$m
Australia
Private corporations/other financial institutions’ bonds	13	7.7%	173	5.8%	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	—	—	183	4.9%	—	—	—	—
Other securities	245	5.3%	833	5.2%	—	—	—	—
	258		1,189		—		—

		0 to 1 year yield pa		1 to 5 year(s) yield pa		5 to 10 years yield pa		Over 10 years yield pa
	$m		$m		$m		$m
Overseas
Securities of or guaranteed by UK/Irish governments	—	—	—	—	—	—	3	5.2%
Private corporations/other financial institutions’ certificates of deposit/bills	3,081	1.5%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	358	4.5%	487	5.5%	18	5.6%	—	—
Other government treasury notes	56	0.2%	—	—	—	—	—	—
Private corporations/other financial institutions’ commercial paper	700	1.4%	—	—	—	—	—	—
Private corporations/other financial institutions’ medium-term notes	356	3.9%	—	—	—	—	—	—
Other securities	7	—	—	—	—	—	—	—
	4,558		487		18		3
Total maturities at carrying value	4,816		1,676		18		3
Total maturities at market value	4,816		1,677		18		3

Proceeds from maturities of available for sale securities during 2003 were $13,500 million (2002: $14,543 million, 2001: $15,247 million).  Proceeds from sale of available for sale securities during 2003 were $3 million (2002: $90 million, 2001: $26 million).  Gross profits of $nil (2002: $nil, 2001: $nil) and gross losses of $nil (2002: $1 million, 2001: $nil) were realised on sale during 2003.

14  Investment securities

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

Listed – Australia
Securities of Australian and semi-government authorities	26	25	26	26	25
Private corporations/other financial institutions’ bonds	49	—	—	49	—
Other securities	298	427	—	298	427
	373	452	26	373	452
Listed – Overseas
Securities of or guaranteed by UK/Irish governments (1)	139	366	377	—	—
US treasury and other US Government agencies	11	13	25	11	13
Private corporations/other financial institutions’ certificates of deposit/bills	2,367	6,059	2,972	2,367	6,059
Private corporations/other financial institutions’ bonds	1,540	718	798	268	408
Other government bonds and securities (1)	214	29	30	—	29
Other government treasury notes	148	12	—	148	12
Private corporations/other financial institutions’ commercial paper	278	2,038	838	278	2,038
Private corporations/other financial institutions’ floating rate notes	—	15	255	—	15
Other securities	12	68	41	12	68
	4,709	9,318	5,336	3,084	8,642
Total listed investment securities	5,082	9,770	5,362	3,457	9,094
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	719	550	9	—	—
Private corporations’ Eurobonds	17	21	657	17	21
Private corporations/other financial institutions’ certificates of deposit/bills	147	259	38	—	—
Private corporations/other financial institutions’ bonds	2,446	2,138	3,225	41	—
Other government bonds and securities	—	—	702	—	—
Other central banks bonds and securities	—	—	93	—	—
Private corporations/other financial institutions’ promissory notes	83	243	—	—	—
Other securities	153	560	611	153	529
Total unlisted investment securities	3,565	3,771	5,335	211	550
Total investment securities	8,647	13,541	10,697	3,668	9,644

(1)       $308 million (2002: $363 million, 2001: $372 million) of securities have been pledged as security for borrowings of the Group and are therefore subject to restrictions regarding sale until the pledge is released.

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

Market value information
Listed – Australia
Securities of Australian and semi-government authorities	26	26	26	26	26
Private corporations/other financial institutions’ bonds	52	—	—	52	—
Other securities	298	427	—	298	427
	376	453	26	376	453
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	147	366	383	—	—
US Treasury and other US Government agencies	11	13	25	11	13
Private corporations/other financial institutions’ certificates of deposit/bills	2,398	6,066	2,980	2,398	6,066
Private corporations/other financial institutions’ bonds	1,564	743	800	268	409
Other government bonds and securities	216	29	30	—	29
Other government treasury notes	148	12	—	148	12
Private corporations/other financial institutions’ commercial paper	292	2,042	841	292	2,042
Private corporations/other financial institutions’ floating rate notes	—	15	256	—	15
Other securities	12	68	71	12	68
	4,788	9,354	5,386	3,129	8,654
Total listed investment securities at market value	5,164	9,807	5,412	3,505	9,107
Unlisted – Overseas
Securities of or guaranteed by UK/Irish governments	—	—	9	—	—
Securities of or guaranteed by New Zealand Government	719	550	657	—	—
Private corporations’ Eurobonds	17	20	—	17	20
Private corporations/other financial institutions’ certificates of deposit/bills	147	259	38	—	—
Private corporations/other financial institutions’ bonds	2,446	2,130	3,197	41	—
Other government bonds and securities	—	—	703	—	—
Other central banks bonds and securities	—	—	93	—	—
Private corporations/other financial institutions’ promissory notes	83	243	—	—	—
Other securities	153	561	611	153	530
Total unlisted investment securities at market value	3,565	3,763	5,308	211	550
Total investment securities at market value	8,729	13,570	10,720	3,716	9,657

The following table reconciles gross unrealised profits and losses of the Group’s holdings of investment securities for the years shown below as at September 30:

	2003				2002
	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value
	$m	$m	$m	$m	$m	$m	$m	$m
Securities of Australian and semi- government authorities	26	—	—	26	25	1	—	26
Securities of or guaranteed by UK/Irish governments	139	8	—	147	366	—	—	366
Securities of or guaranteed by New Zealand Government	719	—	—	719	550	—	—	550
US Treasury and other US Government agencies	11	—	—	11	13	—	—	13
Private corporations’ Eurobonds	17	—	—	17	21	—	(1)	20
Private corporations/other financial institutions’ certificates of deposit/bills	2,514	35	(4)	2,545	6,318	7	—	6,325
Private corporations/other financial institutions’ bonds	4,035	27	—	4,062	2,856	17	—	2,873
Other government bonds and securities	214	2	—	216	29	—	—	29
Other government treasury notes	148	—	—	148	12	—	—	12
Private corporations/other financial institutions’ commercial paper	278	14	—	292	2,038	4	—	2,042
Private corporations/other financial institutions’ floating rate notes	—	—	—	—	15	—	—	15
Private corporations/other financial institutions’ promissory notes	83	—	—	83	243	—	—	243
Other securities	463	2	(2)	463	1,055	1	—	1,056
Total	8,647	88	(6)	8,729	13,541	30	(1)	13,570

Maturities of investment securities

The following table analyses the maturity of the Group’s holdings of investment securities at September 30, 2003:

		0 to 1 year yield pa		1 to 5 year(s) yield pa		5 to 10 years yield pa		Over 10 years yield pa
	$m		$m		$m		$m
Australia
Securities of Australian and semi - government authorities	26	7.7%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	—	—	49	6.1%	—	—	—	—
Other securities	89	2.2%	209	7.2%	—	—	—	—
	115		258		—		—

		0 to 1 year yield pa		1 to 5 year(s) yield pa		5 to 10 years yield pa		Over 10 years yield pa
	$m		$m		$m		$m
Overseas
Securities of or guaranteed by UK/Irish governments	3	—	136	3.3%	—	—	—	—
Securities of or guaranteed by New Zealand Government	719	5.3%	—	—	—	—	—	—
US Treasury and other US Government agencies	11	1.2%	—	—	—	—	—	—
Private corporations’ Eurobonds	—	—	17	2.8%	—	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	2,514	2.3%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	730	5.5%	2,618	5.9%	638	4.2%	—	—
Other government bonds and securities	—	—	214	5.1%	—	—	—	—
Other government treasury notes	105	2.0%	43	2.3%	—	—	—	—
Private corporations/other financial institutions’ commercial paper	278	3.2%	—	—	—	—	—	—
Private corporations/other financial institutions’ promissory notes	83	6.0%	—	—	—	—	—	—
Other securities	165	2.4%	—	—	—	—	—	—
	4,608		3,028		638
Total maturities at carrying value	4,723		3,286		638
Total maturities at market value	4,769		3,310		650

Proceeds from maturities of investment securities during 2003 were $18,578 million (2002: $37,434 million, 2001: $30,828 million).  The majority of those relate to the maturity of short-dated investment securities.  Proceeds from the sale of investment securities during 2003 were $18 million (2002: $nil, 2001: $nil).  Gross profits were $1 million (2002: $nil, 2001: $nil) and $nil gross losses (2002: $nil, 2001: $nil) were realised on sale during 2003. This related to the sale of a single investment security due to a significant unforseeable change in circumstance that changed the intent with regard to this particular debt security without calling into question the Group’s intent and ability to hold other investment securities to maturity in the future.

15 Investments relating to life insurance business

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Equity security investments
Direct	6,993	11,401	—	—
Indirect	23,406	10,578	—	—
	30,399	21,979	—	—
Debt security investments
Interest-earning securities
National government	702	2,174	—	—
Other public sector	523	852	—	—
Private sector	3,904	5,457	—	—
	5,129	8,483	—	—
Properties
Direct	117	—	—	—
Indirect	201	278	—	—
	318	278	—	—
Other investments	—	272	—	—
Total investments relating to life insurance business	35,846	31,012	—	—

Direct investments refer to investments that are held directly with the issuer of the investment.  Indirect investments refer to investments that are held through unit trusts or similar investment vehicles.

Included within investments relating to life insurance business are investments held in the statutory funds of the Group’s Australian life insurance business which can only be used within the restrictions imposed under the Life Insurance Act 1995 (Cth).  The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met.  Participating policyholders can receive a distribution when solvency requirements are met, whilst shareholders can only receive a distribution when the higher level of capital adequacy requirements is met.  Investment assets held in statutory funds are not available for use by other parts of the Group’s business (refer to notes 1(p) and 2).

16 Loans and advances

		Group		Company
		2003	2002	2003	2002
		$m	$m	$m	$m

	Australia
	Overdrafts	4,810	5,023	4,810	5,023
	Credit card outstandings	3,850	3,525	3,850	3,525
	Market rate advances	100	165	100	165
	Lease finance	7,504	6,929	7,334	6,800
	Housing loans	83,018	68,461	83,018	68,461
	Other term lending	34,556	30,710	34,444	30,524
	Equity participation in leveraged leases	92	239	92	239
	Redeemable preference share finance	79	—	—	—
	Other lending	7,059	5,833	6,639	5,469
		141,068	120,885	140,287	120,206
	Overseas
	Overdrafts	12,395	13,742	4,901	4,535
	Credit card outstandings	2,759	3,059	—	—
	Market rate advances	88	—	—	—
	Bills discounted	—	39	—	—
	Lease finance	7,381	8,714	31	43
	Housing loans	28,469	27,615	123	105
	Other term lending (1)	39,674	43,372	5,293	6,457
	Redeemable preference share finance	1,763	1,831	—	—
	Other lending (1)	18,535	16,427	17,490	14,631
		111,064	114,799	27,838	25,771
	Total gross loans and advances	252,132	235,684	168,125	145,977
Deduct:	Unearned income	(1,933)	(1,914)	(1,006)	(992)
	Provision for doubtful debts (refer to note 17)	(2,240)	(2,470)	(1,373)	(1,378)
	Total net loans and advances	247,959	231,300	165,746	143,607

	Leasing receivables included in lease finance net of unearned income:
	Current	1,943	2,427	273	475
	Non-current	11,702	12,240	6,320	5,737
	Total leasing receivables included in lease finance	13,645	14,667	6,593	6,212

(1)       The 2002 comparatives have been restated to reflect the reclassification of reverse repurchase agreements from other term lending to other lending.

The diversification and size of the Group are such that its lending is widely spread both geographically and in terms of the types of industries served.  In accordance with SEC guidelines, the following table shows comparative year-end detail of the loan portfolio for each of the last five years ended September 30. The table also demonstrates the concentration of credit risk by industry with the maximum credit risk represented by the carrying values less provision for doubtful debts.

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Australia
Government and public authorities	498	1,588	425	478	1,270
Agriculture, forestry and fishing	5,368	4,890	5,251	5,329	5,039
Financial, investment and insurance	6,053	3,053	4,807	4,656	5,006
Real estate – construction	1,935	1,807	1,941	1,661	1,637
Manufacturing	2,630	2,034	3,263	2,268	2,714
Real estate – mortgage	83,018	68,461	55,629	48,719	41,968
Instalment loans to individuals and other personal lending (including credit cards)	12,473	11,352	9,850	8,223	8,098
Lease financing	7,596	7,168	7,073	6,929	6,522
Other commercial and industrial (1)	21,497	20,532	18,550	19,001	13,956
	141,068	120,885	106,789	97,264	86,210

		Group
		2003	2002	2001	2000	1999
		$m	$m	$m	$m	$m
	Overseas
	Government and public authorities	1,011	1,435	1,382	1,590	821
	Agriculture, forestry and fishing	5,718	6,002	5,473	5,099	4,608
	Financial, investment and insurance	24,417	22,123	12,335	12,065	8,906
	Real estate - construction	2,511	3,273	3,312	3,061	1,862
	Manufacturing	6,233	6,745	6,476	7,446	6,536
	Real estate - mortgage	28,469	27,615	26,010	22,611	19,978
	Instalment loans to individuals and other personal lending (including credit cards)	13,059	13,294	12,903	12,012	10,443
	Lease financing	7,381	8,714	8,703	7,448	5,478
	Other commercial and industrial (1)	22,265	25,598	29,051	31,400	24,878
		111,064	114,799	105,645	102,732	83,510
	Total gross loans and advances	252,132	235,684	212,434	199,996	169,720
Deduct:	Unearned income	(1,933)	(1,914)	(1,922)	(1,812)	(1,587)
	Provision for doubtful debts (refer to note 17)	(2,240)	(2,470)	(2,715)	(2,692)	(2,513)
	Total net loans and advances	247,959	231,300	207,797	195,492	165,620

(1)       At September 30, 2003, there were no concentrations of other commercial and industrial loans exceeding 10% of total loans and advances.

Concentrations of credit risk by geographical location are based on the geographical location of the office in which the loans or advances are booked.  The amounts shown are net of unearned income and provision for doubtful debts:

Australia	138,823	118,674	104,354	94,986	84,046
Europe	74,333	76,058	70,335	57,388	44,319
New Zealand	27,752	25,557	23,847	20,466	20,097
United States	3,550	7,108	4,555	19,323	14,111
Asia	3,501	3,903	4,706	3,329	3,047
Total net loans and advances	247,959	231,300	207,797	195,492	165,620

The following tables show the maturity distribution of loans and advances to customers and interest rate sensitivity of such loans and advances for the Group as at September 30, 2003:

	Group
	0 to 1 year (1)	1 to 5 year(s)	Over 5 years	Total
	$m	$m	$m	$m
Maturity distribution of loans and advances

Australia
Government and public authorities	201	149	148	498
Agriculture, forestry and fishing	3,406	1,422	540	5,368
Financial, investment and insurance	3,999	1,505	549	6,053
Real estate – construction	1,135	242	558	1,935
Manufacturing	1,734	591	305	2,630
Real estate – mortgage	20,355	4,201	58,462	83,018
Instalment loans to individuals and other personal lending (including credit cards)	3,158	9,032	283	12,473
Lease financing	726	6,418	452	7,596
Other commercial and industrial	12,166	4,710	4,621	21,497
	46,880	28,270	65,918	141,068

	Group
	0 to 1 year (1)	1 to 5 year(s)	Over 5 years	Total
	$m	$m	$m	$m
Overseas
Government and public authorities	648	261	102	1,011
Agriculture, forestry and fishing	2,772	1,227	1,719	5,718
Financial, investment and insurance	20,163	3,340	914	24,417
Real estate – construction	1,314	953	244	2,511
Manufacturing	2,526	2,171	1,536	6,233
Real estate – mortgage	3,501	3,946	21,022	28,469
Instalment loans to individuals and other personal lending (including credit cards)	7,973	3,276	1,810	13,059
Lease financing	1,657	2,453	3,271	7,381
Other commercial and industrial	9,868	7,579	4,818	22,265
	50,422	25,206	35,436	111,064
Total gross loans and advances	97,302	53,476	101,354	252,132

Interest rate sensitivity of loans and advances
Variable interest rates (2)
Australia	27,171	6,164	46,904	80,239
Overseas	20,819	12,765	20,598	54,182
Fixed interest rates
Australia	19,709	22,106	19,014	60,829
Overseas	29,603	12,441	14,838	56,882
Total gross loans and advances	97,302	53,476	101,354	252,132

(1)       Overdrafts are not subject to a repayment schedule.  Due to their characteristics, overdrafts are categorised as due within one year.

(2)       For a range of credit products that the Company classifies as variable, the Company is required to give a period of notice before a change in the applicable interest rate is effective.

Securitisation of loans

During the year ended September 30, 2001, the Group securitised Australian loans amounting to $1,924 million through its HomeSide Mortgage Securities Trust 2001-1 securitisation program.  No loans were securitised during the 2003 year.  Outstanding securitised loans of the program totalled $585 million as at September 30, 2003 (2002: $929 million).  The securities issued by the program do not represent liabilities of the Company or the Group.  Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the program except to the limited extent provided in the transaction documents for the program through the provision of arm’s length services and facilities (refer to note 1(gg)).  The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities.  The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support.  The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances.

17 Provision for doubtful debts

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

Specific provision for doubtful debts	463	553	586	321	369
General provision for doubtful debts	1,793	2,022	2,207	1,062	1,113
Total provision for doubtful debts	2,256	2,575	2,793	1,383	1,482
Deduct: Specific provision for off-balance sheet credit-related commitments (1)	16	105	78	10	104
Net provision for doubtful debts (refer to note 16)	2,240	2,470	2,715	1,373	1,378

(1)       The specific provision for off-balance sheet credit-related commitments is shown as a liability in the financial report (refer to note 30).

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Reconciliation of movements in provisions for doubtful debts

Specific provision
Balance at beginning of year	553	586	471	369	348
Transfer from general provision	746	788	748	417	417
Provision of foreign controlled entity sold	—	—	(58)	—	—
Bad debts written off	(1,015)	(985)	(738)	(527)	(468)
Bad debts recovered	217	171	151	73	66
Foreign currency translation and consolidation adjustments	(38)	(7)	12	(11)	6
Balance at end of year	463	553	586	321	369
General provision
Balance at beginning of year	2,022	2,207	2,238	1,113	1,277
Transfer to specific provision	(746)	(788)	(748)	(417)	(417)
Provision of foreign controlled entity sold	—	(70)	(336)	—	—
Charge to profit and loss account	633	697	989	373	259
Foreign currency translation and consolidation adjustments	(116)	(24)	64	(7)	(6)
Balance at end of year	1,793	2,022	2,207	1,062	1,113
Total provision for doubtful debts	2,256	2,575	2,793	1,383	1,482

Provision for doubtful debt ratios

Specific provision as a percentage of risk-weighted assets
On-balance sheet exposures	0.18%	0.18%	0.20%
Off-balance sheet credit-related commitments	0.01%	0.04%	0.03%
Specific provision for doubtful debts as a percentage of risk-weighted assets	0.19%	0.22%	0.23%
Total provision for doubtful debts as a percentage of risk-weighted assets	0.89%	1.04%	1.08%
Bad debts written off as a percentage of average loans and advances (1)	0.33%	0.38%	0.29%

(1)       Refer to note 40 for average loans and advances.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘Certain services provided by the external auditor - matters related to independence’ on page 17 in the ‘Business overview’ section.

Specific provision for doubtful debts by industry category

The following table provides an analysis of the Group’s specific provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years ended September 30:

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Australia
Agriculture, forestry and fishing	71	75	34	24	46
Financial, investment and insurance	2	—	13	2	50
Real estate – construction	3	3	5	8	14
Manufacturing	—	7	15	34	76
Real estate – mortgage	9	3	—	—	2
Instalment loans to individuals and other personal lending (including credit cards)	7	3	14	46	21
Lease financing	—	12	8	9	8
Other commercial and industrial	164	217	253	89	17
	256	320	342	212	234

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Overseas
Agriculture, forestry and fishing	10	22	14	15	12
Financial, investment and insurance	—	—	2	2	4
Real estate – construction	3	2	2	8	11
Manufacturing	2	1	24	48	44
Real estate – mortgage	4	5	6	7	7
Instalment loans to individuals and other personal lending (including credit cards)	74	84	111	60	50
Lease financing	10	9	10	8	9
Other commercial and industrial	104	110	75	111	103
	207	233	244	259	240
Total specific provision for doubtful debts	463	553	586	471	474

General provision for doubtful debts by industry category

The following table provides an analysis of the Group’s general provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years, ended September 30:

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Australia
Agriculture, forestry and fishing	33	46	69	50	40
Financial, investment and insurance	36	10	8	67	63
Real estate – construction	99	40	32	30	21
Manufacturing	48	75	120	90	80
Real estate – mortgage	34	21	62	166	172
Instalment loans to individuals and other personal lending (including credit cards)	157	205	184	155	174
Lease financing	60	63	94	89	50
Other commercial and industrial	488	512	571	410	395
	955	972	1,140	1,057	995
Overseas
Agriculture, forestry and fishing	52	48	31	25	14
Financial, investment and insurance	14	7	6	21	8
Real estate – construction	107	98	46	95	26
Manufacturing	52	47	56	77	38
Real estate – mortgage	9	19	72	90	59
Instalment loans to individuals and other personal lending (including credit cards)	269	382	339	188	60
Lease financing	23	31	41	44	21
Other commercial and industrial	312	418	476	641	834
	838	1,050	1,067	1,181	1,060
Total general provision for doubtful debts	1,793	2,022	2,207	2,238	2,055

Bad debts written off and bad debts recovered by industry category

The following table provides an analysis of bad debts written off and bad debts recovered by industry category for each of the five years ended September 30.  For further information, refer to asset quality disclosures in note 18.

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Bad debts written off
Australia
Agriculture, forestry and fishing	7	24	9	27	7
Financial, investment and insurance	4	17	9	26	5
Real estate – construction	5	8	8	14	8
Manufacturing	14	10	29	56	30
Real estate – mortgage	4	7	8	7	10
Instalment loans to individuals and other personal lending (including credit cards)	175	144	109	72	112
Lease financing	124	19	32	16	8
Other commercial and industrial	157	136	108	34	60
	490	365	312	252	240
Overseas
Agriculture, forestry and fishing	18	3	7	4	8
Financial, investment and insurance	—	2	—	6	6
Real estate – construction	4	16	9	16	11
Manufacturing	31	35	27	30	44
Real estate – mortgage	1	2	2	3	7
Instalment loans to individuals and other personal lending (including credit cards)	340	386	289	206	200
Lease financing	14	11	9	11	6
Other commercial and industrial	117	165	83	129	105
	525	620	426	405	387
Total bad debts written off	1,015	985	738	657	627

Bad debts recovered
Australia
Agriculture, forestry and fishing	1	3	1	1	3
Financial, investment and insurance	1	—	7	4	7
Real estate – construction	—	1	—	1	1
Manufacturing	1	2	1	2	3
Real estate – mortgage	2	1	1	1	1
Instalment loans to individuals and other personal lending (including credit cards)	60	43	40	41	33
Lease financing	3	3	3	1	1
Other commercial and industrial	2	9	6	30	14
	70	62	59	81	63
Overseas
Agriculture, forestry and fishing	—	—	—	—	1
Financial, investment and insurance	—	4	5	11	5
Real estate – construction	1	—	—	1	1
Manufacturing	—	—	—	16	15
Real estate – mortgage	—	—	—	—	1
Instalment loans to individuals and other personal lending (including credit cards)	102	83	56	62	56
Lease financing	—	—	—	—	2
Other commercial and industrial	44	22	31	53	61
	147	109	92	143	142
Total bad debts recovered	217	171	151	224	205

18 Asset quality disclosures

The following table provides an analysis of the asset quality of the Group’s impaired loans and advances for each of the last five years ended September 30. Gross amounts have been prepared without regard to security available for such loans and advances.  The inclusion of past due loans and restructured loans in both tables does not necessarily indicate that such loans are doubtful.  Refer to note 1(q) for a description of the Group’s accounting policy for provision for doubtful debts and asset quality.

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Non-accrual loans (1)(2)
Gross
Australia	658	888	959	568	644
Overseas	721	702	773	899	926
	1,379	1,590	1,732	1,467	1,570
Specific provision for doubtful debts
Australia	238	299	325	196	226
Overseas	184	201	203	246	231
	422	500	528	442	457
Net
Australia	420	589	634	372	418
Overseas	537	501	570	653	695
Total net non-accrual loans	957	1,090	1,204	1,025	1,113

Restructured loans
Australia	—	6	4	4	—
Overseas	—	—	—	—	3
Total restructured loans	—	6	4	4	3

Assets acquired through security enforcement
Real estate
Overseas	—	—	—	8	8
	—	—	—	8	8
Other assets
Overseas	2	3	4	5	5
	2	3	4	5	5
Total assets acquired through security enforcement	2	3	4	13	13

Total impaired assets
Gross
Australia	658	894	963	572	644
Overseas	723	705	777	912	942
	1,381	1,599	1,740	1,484	1,586
Specific provision for doubtful debts
Australia	238	299	325	196	226
Overseas	184	201	203	246	231
	422	500	528	442	457
Net
Australia	420	595	638	376	418
Overseas	539	504	574	666	711
Total net impaired assets	959	1,099	1,212	1,042	1,129

(1)       Includes loans amounting to $98 million gross, $70 million net (2002: $137 million gross, $93 million net, 2001: $170 million gross, $124 million net, 2000: $252 million gross, $182 million net, 1999: $124 million gross, $86 million net) where some concerns exist as to the ongoing ability of the borrowers to comply with existing loan terms, but on which no principal or interest payments are contractually past due.

(2)       Includes off-balance sheet credit-related commitments amounting to $37 million gross, $21 million net (2002: $138 million gross, $33 million net, 2001: $219 million gross, $141 million net, 2000: $33 million gross, $16 million net, 1999: $40 million gross, $24 million net).

The following table provides information regarding loans past due 90 days or more:

	Group
	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Accruing loans past due 90 days or more with adequate security
Australia	61	29	48	39	22
Overseas (1)	45	254	286	68	74
Total accruing loans past due 90 days or more with adequate security	106	283	334	107	96

(1)       The 2002 and 2001 comparatives have been restated to reflect revised treatment.  The previously reported amounts were 2002: $49 million and 2001: $54 million.

Accruing portfolio facilities past due 90 to 180 days
Gross
Australia	30	37	35	23	27
Overseas	34	46	83	36	29
	64	83	118	59	56
Specific provision for doubtful debts
Australia	18	22	18	15	9
Overseas	23	31	40	14	8
	41	53	58	29	17
Net
Australia	12	15	17	8	18
Overseas	11	15	43	22	21
Total net accruing portfolio facilities past due 90 to 180 days	23	30	60	30	39

Further analysis of non-accrual loans at year end and interest income received and foregone under the APRA asset quality disclosure guidelines is as follows for the Group, for each of the last three years ended September 30:

	2003			2002			2001
	Gross	Specific provision	Net	Gross	Specific provision	Net	Gross	Specific provision	Net
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-accrual loans with provisions and:
No performance
Australia	382	223	159	449	275	174	502	299	203
Overseas	495	162	333	458	178	280	495	180	315
	877	385	492	907	453	454	997	479	518
Partial performance
Australia	—	—	—	—	—	—	—	—	—
Overseas	3	1	2	4	1	3	6	2	4
	3	1	2	4	1	3	6	2	4
Full performance
Australia	35	15	20	74	24	50	119	26	93
Overseas	73	21	52	68	22	46	54	21	33
	108	36	72	142	46	96	173	47	126
Non-accrual loans without provisions and:
No performance
Australia	194	—	194	329	—	329	303	—	303
Overseas	131	—	131	142	—	142	206	—	206
	325	—	325	471	—	471	509	—	509
Full performance
Australia	47	—	47	36	—	36	35	—	35
Overseas	19	—	19	30	—	30	12	—	12
	66	—	66	66	—	66	47	—	47
Total non-accrual loans	1,379	422	957	1,590	500	1,090	1,732	528	1,204

	Group
	2003	2002	2001
	$m	$m	$m
Interest income received and foregone
Interest and other income received and taken to the profit and loss account on non-accrual loans and restructured loans
Australia	8	11	12
Overseas	1	5	4
	9	16	16
Net interest and other income foregone on non-accrual loans and restructured loans
Australia	65	63	54
Overseas	31	29	40
	96	92	94

Additional information in respect of impaired assets
Fair value of security (1)
Non-accrual loans
Australia	345	440	420
Overseas	457	448	515
	802	888	935
Loans newly classified into impaired asset categories during the year
Australia	619	965	1,154
Overseas	754	526	403
	1,373	1,491	1,557

(1)       Fair value of security is the amount for which that security could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction.  Amounts of security held in excess of the outstanding balance of individual non-accrual or restructured loans are not included in this table.

19 Mortgage servicing rights

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Opening balance	1,794	5,445	—	—
Additions	—	671	—	—
Disposals	(1,794)	(397)	—	—
Deferred hedge gains applied	—	(2,219)	—	—
Amortisation	—	(1,193)	—	—
Foreign currency translation adjustments	—	(513)	—	—
Total mortgage servicing rights	—	1,794	—	—

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) which included the sale of all mortgage servicing rights  and associated derivative financial instruments used to hedge mortgage servicing rights (refer to note 5(a)(i)).

20 Shares in controlled entities, joint venture entities and other securities

Shares in controlled entities
At cost	—	—	11,721	11,581
Deduct: Provision for diminution in value	—	—	(114)	(114)
	—	—	11,607	11,467
Interests in joint venture entities	675	60	—	—
Shares in other entities
At cost	827	608	668	485
Deduct: Provision for diminution in value	(57)	(70)	(25)	(26)
	770	538	643	459
Units in unlisted trusts (at cost)	—	601	—	—
Total shares in controlled entities, joint venture entities and other securities	1,445	1,199	12,250	11,926

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Market value information
Shares in other entities	1,195	942	1,068	783
Units in unlisted trusts	—	601	—	—
Total shares in entities and other securities at market value	1,195	1,543	1,068	783

Interests in joint venture entities

Name	Principal activity	Joint venture reporting date	Ownership and voting interest	Investment carrying amount $m
Tokenhouse Partnership	Investment	September 30	50%	619
Dark City Partnership	Investment	September 30	50%	22
Matrix Film Investment Partnership	Investment	September 30	50%	34

The Group’s share of the joint venture entities’ results consists of:

	Group
	2003	2002
	$m	$m

Revenues from ordinary activities	7	6
Expenses from ordinary activities	(4)	(4)
Profit from ordinary activities before income tax expense	3	2
Income tax expense relating to ordinary activities	—	—
Net profit - accounted for using the equity method	3	2

The Group’s share of the joint venture entities’ assets and liabilities consists of:

Investment securities	619	—
Other investments	51	55
Other assets	5	5
Total assets	675	60
Total liabilities	—	—

The Group’s share of the joint venture entities’ post-acquisition profits consists of:

Share of the joint venture entities’ accumulated losses at beginning of year	(13)	(9)
Share of the joint venture entities’ net profit	3	2
Distributions from joint venture entities	(7)	(6)
Share of the joint venture entities’ accumulated losses at end of year	(17)	(13)

Movements in the Group’s carrying amount of the joint venture entities consists of:

Carrying amount at beginning of year	60	64
Investments in joint venture entities acquired	619	—
Share of the joint venture entities’ net profit	3	2
Distributions from joint venture entities	(7)	(6)
Carrying amount at end of year	675	60

21 Regulatory deposits

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Central banks overseas	225	129	93	38
Total regulatory deposits	225	129	93	38

22  Property, plant and equipment

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Land and buildings
Freehold
At cost (acquired subsequent to previous valuation date)	27	25	—	—
At directors’ valuation	470	546	23	32
Leasehold
At cost (acquired subsequent to previous valuation date)	19	20	17	20
At directors’ valuation	80	93	—	—
Deduct: Accumulated depreciation and amortisation on buildings	(22)	(21)	(5)	(4)
	574	663	35	48
Leasehold improvements
At cost	784	764	569	544
Deduct: Accumulated amortisation	(402)	(380)	(292)	(270)
	382	384	277	274
Furniture, fixtures and fittings and other equipment
At cost	745	793	118	120
Under finance lease	18	25	—	—
Deduct: Accumulated depreciation and amortisation	(460)	(469)	(88)	(86)
	303	349	30	34
Data processing equipment
At cost	1,409	1,498	684	681
Under finance lease	28	32	6	7
Deduct: Accumulated depreciation and amortisation	(1,153)	(1,170)	(520)	(481)
	284	360	170	207
Application software
At cost	1,262	1,054	853	740
Deduct: Accumulated amortisation	(307)	(170)	(199)	(102)
	955	884	654	638
Total property, plant and equipment	2,498	2,640	1,166	1,201

Reconciliations of movements in property, plant and equipment

Land and buildings
Balance at beginning of year	663	833	48	60
Additions	20	34	—	4
Net amount of revaluation increments less decrements (1)	9	9	—	(3)
Disposals	(35)	(152)	(9)	(11)
Depreciation and amortisation	(15)	(22)	(2)	(1)
Net foreign currency movements arising from self-sustaining foreign operations	(68)	(19)	(2)	(1)
Sale of operating assets (2)	—	(20)	—	—
Balance at end of year	574	663	35	48

Leasehold improvements
Balance at beginning of year	384	390	274	276
Additions	87	68	65	39
Disposals	(26)	(6)	(25)	(3)
Amortisation	(52)	(57)	(37)	(38)
Net foreign currency movements arising from self-sustaining foreign operations	(11)	(4)	(1)	—
Sale of operating assets (2)	—	(7)	—	—
Balance at end of year	382	384	276	274

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Furniture, fixtures and fittings and other equipment
Balance at beginning of year	349	329	34	36
Additions	35	125	8	9
Disposals (3)	(2)	(5)	(2)	(1)
Depreciation and amortisation	(58)	(72)	(9)	(9)
Net foreign currency movements arising from self-sustaining foreign operations	(21)	(6)	(1)	(1)
Sale of operating assets (2)	—	(22)	—	—
Balance at end of year	303	349	30	34

Data processing equipment
Balance at beginning of year	360	477	207	265
Additions	88	184	60	78
Disposals (3)	(24)	(101)	(19)	(38)
Depreciation and amortisation	(124)	(162)	(77)	(97)
Net foreign currency movements arising from self-sustaining foreign operations	(16)	(10)	(1)	(1)
Sale of operating assets (2)	—	(28)	—	—
Balance at end of year	284	360	170	207

Application software
Balance at beginning of year	884	840	638	540
Additions	304	380	165	254
Disposals (3)(4)	(59)	(147)	(49)	(103)
Amortisation	(152)	(106)	(100)	(53)
Net foreign currency movements arising from self-sustaining foreign operations	(22)	(13)	—	—
Sale of operating assets (2)	—	(70)	—	—
Balance at end of year	955	884	654	638

(1)       The fair values of freehold and leasehold land and buildings have been determined by independent valuations.  Such valuations were performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction at the valuation date (refer to note 1(u)).

(2)       The operating assets of HomeSide US were sold on March 1, 2002 (refer to notes 4 and 5(b)).

(3)       Disposals include amounts written off as part of the restructuring initiative of $132 million during 2002 (refer to note 5(a)).

(4)       Includes write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million during 2002 (refer to note 5(a)).

23 Income tax assets

Future income tax benefits	1,203	1,292	679	741
Total income tax assets	1,203	1,292	679	741

Future income tax benefits comprise:
Specific provision for doubtful debts	106	93	109	98
General provision for doubtful debts	545	608	322	337
Other provisions	450	533	232	267
Statutory funds	80	4	—	—
Tax losses	22	54	16	39
Total future income tax benefits	1,203	1,292	679	741

Future income tax benefits not brought to account

Future income tax benefits have not been brought to account for the following items as realisation of the benefits is not regarded as virtually certain:

Capital gains tax losses (1)	1,893	1,110	—	—
Income tax losses	55	—	—	—
Timing differences	19	—	—	—

(1)       Includes maximum Australian and US capital gains tax losses in relation to the sale of SR Investment, Inc. and the return of capital.

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

Australia’s tax consolidation legislation has now been enacted allowing certain corporate groups to elect to consolidate for Australian income tax purposes.  As of November 11, 2003, the Company had not made the decision to elect to consolidate for income tax purposes.  On this basis, the Group has applied Australian Urgent Issues Group Abstract UIG 39 “Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances”.  There was no impact on the Company’s or Group’s future income tax benefits as at September 30, 2003 from the expected application of the tax consolidation legislation on the Australian tax-consolidated group.  Refer also to note 59, for developments up to the date of the signing of this annual financial report.

24 Goodwill

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

At cost	2,431	2,368	—	—
Deduct: Accumulated amortisation	(1,691)	(1,593)	—	—
Total goodwill	740	775	—	—

25 Other assets

Accrued interest receivable	1,312	2,242	740	744
Prepayments	137	1,594	37	122
Receivables under contracts of sale	31	4	—	—
Receivables from liquidator (1)	17	32	17	32
Mortgage loans held for sale	18	85	—	—
Excess of net market value over net assets of life insurance controlled entities	5,061	5,174	—	—
Other life insurance assets (2)
Accrued income receivable	48	127	—	—
Outstanding premiums receivable	75	85	—	—
Unsettled investment transactions	87	481	—	—
Other	118	167	—	—
Prepaid pension costs	616	689	—	—
Other (3)	2,530	3,471	529	1,137
Total other assets	10,050	14,151	1,323	2,035

(1)       Represents the liquidators’ estimate of the net return from entities placed in voluntary liquidation.  Movements in the estimated net return other than liquidators’ distributions are recognised in the profit and loss account.

(2)       Refer to note 1(p) for restrictions on assets of the life insurance business.

(3)       Includes securities sold but not yet settled, and accrued fees receivable.

Excess of net market value over net assets of life insurance controlled entities

Life insurance entities within the Group are required to value their investments in controlled entities at market value, with components of the change in the excess of net market value over net assets reflected on the Group’s statement of financial performance (refer to note 1(p)). Valuations shown are directors’ valuations.  The valuations used are based on discounted cash flow valuations prepared by Tillinghast-Towers Perrin, using, for Australian and New Zealand entities, risk discount rates specified by the directors.

The following table analyses the excess of net market value over net assets of National Australia Financial Management Limited’s (NAFiM) controlled entities as at September 30 for the years shown.  These controlled entities include MLC Limited, MLC Lifetime Company Limited and overseas life insurance entities.  The net market value and net assets of NAFiM are not included in this table.

	Group 2003			Group 2002
	Net market value (1)	Net assets	Excess of net market value over net assets	Net market value (1)	Net assets	Excess of net market value over net assets
	$m	$m	$m	$m	$m	$m
Insurance	2,785	695	2,090	2,444	444	2,000
Investments	3,707	768	2,939	3,847	694	3,153
Other	141	109	32	184	163	21
Total	6,633	1,572	5,061	6,475	1,301	5,174

(1) Significant assumptions used in the valuation basis underlying the directors’ valuations include:

•

the valuations are based on the present value of estimated after-tax distributable profits together with the present value of 70% of attaching imputation credits in the case of Australian and New Zealand entities;

•	present values have been determined at the following risk discount rates:

	2003	2002
Life insurance business within Australia	11.0%	11.0%
Investment business within Australia	11.0-12.0%	11.0-12.0%
Business written in British pounds within the UK	10.0%	10.0%
Business written in NZ dollars within New Zealand	11.3-12.5%	11.8-12.8%
Life insurance business written in US dollars within Indonesia	12.5%	12.5%
Life insurance business written in Indonesian rupiah within Indonesia	17.0%	20.5%
Life insurance business written in US dollars within Hong Kong	12.5%	12.5%
Life insurance business written in Hong Kong dollars within Hong Kong	12.5%	12.5%
Life insurance business written in Thai baht within Thailand	n/a	n/a	; and

•

in the case of the life insurance entities, the value of future new business has been determined by applying a multiplier to the value of one year’s sales.  The average multipliers used were as follows:

Life insurance business in Australia	9.1	10.1
Investment business within Australia	9.1	8.7
Business written in British pounds within the UK	n/a	n/a
MLC (Hong Kong) Limited	9.0	9.0
PT MLC Life Indonesia	4.0	4.6
Business written in NZ dollars within New Zealand	6.8	8.1
Advance MLC Assurance Co. Limited	n/a	n/a.

The following table provides an explanation of the changes in the Group’s excess of net market value over net assets of NAFiM’s controlled entities from 2002 to 2003:

	Increase in value of in force business	Increase/ (decrease) in value of future new business	Total increase/ (decrease) in excess of net market value over net assets
	$m	$m	$m
Insurance	54	36	90
Investments	146	(360)	(214)
Other	11	—	11
Total	211	(324)	(113)

26 Due to other financial institutions

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Australia
Interest-bearing	2,630	3,171	2,627	3,171
Non-interest-bearing	37	26	37	26
	2,667	3,197	2,664	3,197
Overseas
Interest-bearing	42,107	39,839	38,512	36,558
Non-interest-bearing	354	243	290	228
	42,461	40,082	38,802	36,786
Total due to other financial institutions	45,128	43,279	41,466	39,983

27 Deposits and other borrowings

Australia
Deposits
Deposits not bearing interest	5,724	4,973	5,724	4,973
On-demand and short-term deposits (1)	48,428	40,378	48,428	40,379
Certificates of deposit	15,902	13,361	15,825	13,282
Term deposits	26,653	25,870	26,546	25,763
Borrowings	17,754	10,308	17,753	10,306
	114,461	94,890	114,276	94,703
Overseas
Deposits
Deposits not bearing interest	7,329	8,699	530	686
On-demand and short-term deposits (1)	38,804	45,333	5,143	6,711
Certificates of deposit	15,299	22,739	11,929	20,243
Term deposits	28,764	27,442	12,774	12,542
Borrowings	5,489	7,761	31	—
	95,685	111,974	30,407	40,182
Total deposits and other borrowings	210,146	206,864	144,683	134,885

(1)       Deposits available on demand or lodged for periods of less than 30 days.

Funds are derived from well-diversified resources spread over the following geographic locations.  Concentrations of deposits and other borrowings by geographical location are based on the geographical location of the office in which the deposits and other borrowings are recognised.

Australia	114,461	94,890
Europe	57,628	73,176
New Zealand	22,260	20,901
United States	11,828	14,282
Asia	3,969	3,615
Total deposits and other borrowings	210,146	206,864

Maturities of deposits

The following table shows the maturity profile of the Group’s certificates of deposit and time deposits issued with a value of $100,000 or more at September 30, 2003:

	0 to 3 month(s)	3 to 6 months	6 to 12 months	Over 12 months	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	13,178	1,010	673	1,038	15,899
Time deposits	16,990	1,460	901	285	19,636
	30,168	2,470	1,574	1,323	35,535

	0 to 3 month(s)	3 to 6 months	6 to 12 months	Over 12 months	Total
	$m	$m	$m	$m	$m
Overseas
Certificates of deposit	8,789	3,689	1,908	913	15,299
Time deposits	20,724	2,451	1,507	1,120	25,802
	29,513	6,140	3,415	2,033	41,101
Total certificates of deposit and time deposits	59,681	8,610	4,989	3,356	76,636

Short-term borrowings

Short-term borrowings of the Group include the commercial paper programs of the Company, National Australia Funding (Delaware), Inc., HomeSide US (for 2001 only) and Bank of New Zealand.  The following table sets forth information concerning the Group’s commercial paper programs for each of the last three years ended September 30:

	Group
	2003	2002	2001
	$m	$m	$m
Commercial paper (1)
Balance outstanding at balance date	14,555	11,167	8,616
Maximum outstanding at any month end	16,621	15,455	19,681
Approximate average amount outstanding during the year	10,867	9,678	13,965
Approximate weighted average interest rate on
Balance outstanding at balance date (per annum)	1.6%	2.2%	7.7%
Average amount outstanding during the year (per annum)	2.1%	2.5%	4.7%

(1)       The 2002 and 2001 years include the commercial paper programs of the Company.  These programs were not included for the purpose of this table in those years.  The balance outstanding of the Company’s programs as at September 30, 2002 and September 30, 2001 was $4,076 million and $3,651 million respectively.

28 Life insurance policy liabilities

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Business valued by projection method
Value of future policy benefits	5,375	5,051	—	—
Future bonuses	523	698	—	—
Value of future expenses	1,078	831	—	—
Future profit margins	1,442	714	—	—
Value of future premiums	(5,352)	(3,726)	—	—
Total business valued by projection method	3,066	3,568	—	—
Business valued by accumulation method
Value of future policy benefits	29,784	27,268	—	—
Future charges for acquisition costs	(541)	(536)	—	—
Total business valued by accumulation method	29,243	26,732	—	—
Unvested policyholder benefits	148	125	—	—
Total policy liabilities (1)	32,457	30,425	—	—

(1)       Included in the above policy liabilities are capital guarantees of $4,328 million (2002: $4,303 million) provided on annuity products, money invested in the cash options of investment-linked business, whole of life and endowment policies and investment account policies.

The calculation of policy liabilities is subject to various actuarial assumptions which are summarised in note 57.  All policy liabilities relate to the business conducted in the statutory funds, including international life insurance funds, and will be settled from the assets of each statutory fund (refer to note 1(z)).

29 Income tax liabilities

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Provision for income tax	725	689	319	520
Provision for deferred income tax	812	920	243	294
Total income tax liabilities	1,537	1,609	562	814

Provision for deferred income tax comprises:
Lease finance	85	107	70	92
Leveraged leasing	74	74	73	74
Depreciation	90	85	30	29
Statutory funds	16	(59)	—	—
Other timing differences	547	713	70	99
Total provision for deferred income tax	812	920	243	294

30 Provisions

Final dividend (1)	—	1,151	—	1,151
Employee entitlements	574	528	476	450
Non-lending losses	174	146	111	113
Restructuring costs (2)	159	347	78	191
Specific provision for off-balance sheet credit-related commitments	16	105	10	104
Other	339	532	93	114
Total provisions	1,262	2,809	768	2,123

Provision for restructuring costs comprises:
Termination benefits and outplacement	96	236	29	120
Occupancy	46	86	35	51
Other	17	25	14	20
Total provision for restructuring costs	159	347	78	191

(1)       There is no provision for final dividend in respect of the year ended September 30, 2003 as a result of a change in accounting policy.  The Group has adopted the new Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from October 1, 2002.  Provision for dividends are now recognised at the time the dividends are declared, determined or publicly recommended.  Previously, the Group recognised a provision for dividend in the reporting period to which the dividend related, even though the dividend was declared or announced after the end of that reporting period.

(2)       Refer to note 5(a) for further details regarding significant restructuring costs.

Reconciliations of movements in provisions

Final dividend
Balance at beginning of year	1,151	1,054	1,151	1,054
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	(1,151)	—	(1,151)	—
Provision	2,255	2,266	2,255	2,266
Payments	(2,255)	(2,089)	(2,255)	(2,089)
Provision no longer required	—	(80)	—	(80)
Balance at end of year	—	1,151	—	1,151

Non-lending losses
Balance at beginning of year	146	84	113	53
Provision	100	182	34	109
Payments	(49)	(120)	(36)	(49)
Provision no longer required	(23)	—	—	—
Balance at end of year	174	146	111	113

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Restructuring costs
Balance at beginning of year	347	111	191	78
Provision	—	295	—	155
Payments	(164)	(47)	(110)	(30)
Provision no longer required	(24)	(12)	(3)	(12)
Balance at end of year	159	347	78	191

Specific provision for off-balance sheet credit-related commitments (1)
Balance at beginning of year	105	78	104	76
Provision	13	45	8	45
Provision no longer required	(102)	(18)	(102)	(17)
Balance at end of year	16	105	10	104

Other
Balance at beginning of year	532	587	114	46
Provision	34	102	1	85
Payments	(60)	(36)	(22)	(15)
Sale of foreign controlled entity (2)	(28)	—	—	—
Provision no longer required	(139)	(121)	—	(2)
Balance at end of year	339	532	93	114

(1)       Movements in the specific provision for off-balance sheet credit related commitments represent transfers to or from the provision for doubtful debts.

(2)       Relates to the sale of SR Investment, Inc. on October 1, 2002 (refer to note 5(a)).

31 Bonds, notes and subordinated debt

Medium-term notes	16,685	15,907	16,685	14,556
Other senior notes	614	90	—	90
Subordinated medium-term notes	5,289	5,662	5,289	5,662
Other subordinated notes	130	530	130	530
Total bonds, notes and subordinated debt	22,718	22,189	22,104	20,838
Net premiums and deferred gains/(losses)	(11)	3	(11)	3
Total net bonds, notes and subordinated debt	22,707	22,192	22,093	20,841

The maturity analysis of bonds, notes and subordinated debt based on remaining maturity is set out in note 41.

Medium-term notes

The Group operates a number of medium-term notes programs:

•                  under the Euro medium-term notes program of the Company, notes may be issued up to an aggregate amount of US$15.0 billion for terms of three months or more.  At September 30, 2003, the Company had US$12.1 billion outstanding under this program;

•                  under the US medium-term notes program of the Company, an additional US$3.0 billion to US$5.0 billion.  As at September 30, 2003, the Company had US$2.0 billion outstanding under this program;

•                  under the US medium-term notes program through the Company’s New York branch, notes may be issued up to an aggregate amount of US$1.0 billion for terms of nine months or more.  At September 30, 2003, the Company had no outstanding issues under this program; and

•                  under the HomeSide US medium-term notes program, notes were issued up to an aggregate amount of US$3.6 billion for terms of nine months or more.  At September 30, 2003, the Group had no outstanding issues under this program.  On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) which included the sale of all outstanding medium-term notes under this issue (refer to note 5(a)(i)).

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Outstanding medium-term notes issued by the Group pursuant to medium-term notes programs at September 30 were as follows:

AUD Euro medium-term notes (1)	2,785	1,025	2,785	1,025
EUR Euro medium-term notes (1)	1,111	1,719	1,111	1,719
GBP Euro medium-term notes (1)	2,701	2,304	2,701	2,304
HKD Euro medium-term notes (1)	1,303	1,483	1,303	1,483
JPY Euro medium-term notes (1)	536	310	536	310
NZD Euro medium-term notes (1)	668	692	668	692
SGD Euro medium-term notes (1)	94	166	94	166
USD Euro medium-term notes (1)	7,382	6,734	7,382	6,734
NOK Euro medium-term notes (1)	105	123	105	123
USD medium-term notes (2)	—	1,351	—	—
Total medium-term notes	16,685	15,907	16,685	14,556

(1)       Notes issued under the Company’s Euro medium-term notes program.

(2)       Notes issued under the Group’s US medium-term notes programs through HomeSide Lending, Inc.  Under the HomeSide US medium-term notes program, notes were issued up to an aggregate amount of US$3.6 billion for terms of nine months or more. On October 1, 2002, the Group sold SR Investment, Inc (the parent entity of HomeSide US), which included the sale of all outstanding medium-term notes under this issue (refer to note 5(a)(i)).

Other senior notes

The Group has conducted a number of stand-alone note issues.

Outstanding other senior notes issued by the Group under stand-alone programs as at September 30 were as follows:

LUF 2,000m 6.875% notes due 30/12/2002(1)	—	90	—	90
GBP 250m structured finance bond issue due 3/09/2008	614	—	—	—
Total other senior notes	614	90	—	90

(1)       Notes issued under the Company’s stand-alone notes programs.

Subordinated notes

Certain notes are subordinated in right of payment to the claims of depositors and all other creditors of the Company.  Subordinated notes with an original maturity of at least five years constitute Tier 2 capital as defined by APRA for capital adequacy purposes.

Subordinated medium-term notes

Subordinated notes have been issued under the Euro medium-term notes and the US medium-term notes programs of the Company, described above.

Outstanding subordinated medium-term notes issued by the Company under medium-term notes programs as at September 30 were as follows:

USD subordinated Euro medium-term notes (1)
USD 30m subordinated Euro medium-term notes due 20/11/2007 (3)	—	55	—	55
USD 200m subordinated Euro medium-term notes due 23/01/2008 (3)	—	368	—	368
USD 300m subordinated Euro medium-term notes due 12/03/2008	441	—	441	—
USD 150m subordinated Euro medium-term notes due 15/09/2008 (3)	—	276	—	276
USD 100m subordinated Euro medium-term notes due 15/06/2009	147	184	147	184
USD 200m subordinated Euro medium-term notes due 8/05/2011	294	368	294	368
USD 300m subordinated Euro medium-term notes due 29/08/2013	441	—	441	—

USD subordinated medium-term notes (2)
USD 400m subordinated medium-term notes due 10/12/2007 (3)	—	735	—	735
USD 400m subordinated medium-term notes due 10/12/2007	588	735	588	735
USD 700m subordinated medium-term notes due 19/05/2010	1,029	1,287	1,029	1,287
USD 900m subordinated medium-term notes due 19/05/2010	1,322	1,654	1,322	1,654
EUR subordinated Euro medium-term notes (1)
EUR 600m subordinated Euro medium term notes due 4/06/2015	1,027	—	1,027	—
Total subordinated medium-term notes	5,289	5,662	5,289	5,662

(1)       Notes issued under the Company’s Euro medium-term notes program.

(2)       Notes issued under the Company’s US medium-term notes program.

(3)       The call options to redeem these subordinated medium-term notes were exercised during 2003.  The notes were redeemed in full.

Other subordinated notes

The Company has conducted a number of stand-alone subordinated note issues.

Outstanding other subordinated notes issued by the Company under stand-alone programs as at September 30 were as follows:

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

AUD 22m subordinated floating rate notes due 8/06/2004 (1)	22	22	22	22
AUD 25m subordinated floating rate notes due 8/06/2006 (1)	25	25	25	25
AUD 250m subordinated floating rate notes due 25/11/2007 (2)	—	250	—	250
AUD 150m 6.25% subordinated notes due 25/11/2007 (2)	—	150	—	150
AUD 40m subordinated floating rate notes due 8/06/2008 (1)	40	43	40	43
AUD 3m subordinated floating rate notes due 8/06/2010	3	—	3	—
AUD 20m 7.5% subordinated notes due 15/12/2027	20	20	20	20
AUD 20m 7.5% subordinated notes due 15/06/2028	20	20	20	20
Total other subordinated notes	130	530	130	530

(1)       These extendable notes were initially issued with a maturity of June 8, 2000.  $110 million were redeemed on June 10, 1997.  As from June 8, 2001, $22 million have a maturity date of June 8, 2004, $25 million have a maturity date of June 8, 2006 and the remaining $40 million have a maturity date of June 8, 2008.

(2)       The call options to redeem these subordinated notes were exercised during 2003.  The notes were redeemed in full.

32 Other debt issues

Perpetual floating rate notes	367	460	367	460
Exchangeable capital units	1,262	1,262	—	—
Fixed rate securities	114	144	—	—
Total other debt issues	1,743	1,866	367	460

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

The notes have no final maturity.  All or some of the notes may be redeemed at the option of the Company with the prior consent of APRA.

Exchangeable capital units

On March 19, 1997, National Australia Capital Securities (UK) PLC, a controlled entity, received funds following the issue of 40 million exchangeable capital units at US$25 each with a cumulative return of 7 7/8% per annum.  Under the terms of the exchangeable capital units, the Company has the option to require the exchange of all, but not part, of the exchangeable capital units at any time for 7 7/8% convertible non-cumulative preference shares of the Company.  Holders of the exchangeable capital units or the convertible non-cumulative preference shares have the option at any time to exchange their holdings for ordinary shares of the Company (or, at the Company’s option, cash) initially at the rate of 1.6365 ordinary shares per exchangeable capital unit or convertible non-cumulative preference share, subject to anti-dilution provisions.

As a result of a holder of exchangeable capital units exercising the option to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at September 30, 2003 is 39,999,800.

The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after March 19, 2007, with the prior consent of APRA.

Fixed rate securities

MLC Limited has US$75 million (A$114 million) (2002: US$75 million, A$144 million) of funds raised through the issue of subordinated securities in a global offering outside Australia.  The  securities have a fixed coupon of 7.53% per annum until July 2004, have no stated maturity and are redeemable at the option of MLC Limited.  Of this debt, US$30 million (A$45 million) (2002: US$32 million, A$63 million) resides in the shareholders’ fund of MLC Limited and supports the investment in HK MLC Holdings Limited.  The balance of the debt is held in the statutory funds of MLC Limited.  The subordinated debt is measured at net present value of the payments to the next restatement date, July 14, 2004.

33 Other liabilities

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Accrued interest payable	1,282	1,962	896	872
Notes in circulation	2,349	2,579	—	—
Other life insurance liabilities (1)
Unsettled investment liabilities	301	935	—	—
Outstanding policy claims	79	84	—	—
Reinsurance creditors	68	84	—	—
Other	110	221	—	—
Other	10,050	7,753	6,396	2,184
Total other liabilities	14,239	13,618	7,292	3,056

(1)       Life insurance statutory fund liabilities are quarantined and will be settled from the assets of the statutory funds (refer to note 1(p)).

34 Contributed equity

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

Issued and paid-up share capital
Ordinary shares, fully paid	6,078	7,256	8,050	6,078	7,256
Ordinary shares, partly paid to 25 cents(1)	—	—	—	—	—
Preference shares, fully paid	730	730	730	730	730
Other contributed equity
National Income Securities	1,945	1,945	1,945	1,945	1,945
Trust Preferred Securities	975	—	—	—	—
	9,728	9,931	10,725	8,753	9,931

(1)       Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

Reconciliations of movements in contributed equity

Ordinary share capital
Balance at beginning of year	7,256	8,050	7,180	7,256	8,050
Shares issued
Dividend reinvestment plan	170	323	610	170	323
Executive option plan	—	—	10	—	—
Executive option plan no. 2 (1)	135	81	195	135	81
Share purchase plan	80	47	52	80	47
Paying up of partly paid shares	2	3	3	2	3
Shares bought back	(1,565)	(1,248)	—	(1,565)	(1,248)
Balance at end of year	6,078	7,256	8,050	6,078	7,256

The number of ordinary shares on issue for the last three years at September 30 was as follows:

	Company
	2003	2002	2001
	No. ‘000	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of year	1,533,920	1,550,303	1,514,361
Shares issued
Dividend reinvestment plan	5,161	9,812	19,185
Bonus share plan	3,187	2,613	2,655
Staff share ownership plan (1)	501	623	105
Staff share allocation plan (1)	1,065	734	666
Executive option plan	—	—	807
Executive option plan no. 2 (1)	6,395	4,235	10,389
Share purchase plan	2,435	1,399	1,657
Paying up of partly paid shares	241	352	478
Shares bought back	(48,949)	(36,151)	—
	1,503,956	1,533,920	1,550,303
Ordinary shares, partly paid to 25 cents
Balance at beginning of year	920	1,272	1,750
Paying up of partly paid shares	(241)	(352)	(478)
	679	920	1,272
Total number of ordinary shares on issue at end of year	1,504,635	1,534,840	1,551,575

(1)       Refer to note 39 for details on employee share and option plans.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share on a show of hands or, on a poll, one vote for each fully paid ordinary share held at shareholders’ meetings.

In the event of a winding-up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any residual proceeds of liquidation.

During 2003, the Company completed an on-market buy-back of 48,949,487 (2002: 36,150,513) fully paid ordinary shares, representing 3.3% (2002: 2.4%) of fully paid ordinary shares on issue.  The total consideration for shares bought back on-market was $1,565 million (2002: $1,248 million), being an average, including incidental costs, of $31.98 per share (2002: $34.52 per share). The highest price paid per share was $34.35 (2002: $36.05) and the lowest price paid was $28.40 (2002: $31.00).

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Preference shares
Balance at beginning of year	730	730	730	730	730
Balance at end of year	730	730	730	730	730

On September 30, 1998, a total of 32,008,000 fully paid non-converting non-cumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrSSM preference shares) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrS) by NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company.  The underwriters with respect to the TrUEPrS issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS (and accordingly, in the issue of a further 4,000,000 TrUEPrS preference shares).

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

Holders of the TrUEPrS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters including any proposal to wind up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

The TrUEPrS preference shares are redeemable, in certain limited circumstances, prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company’s election at a redemption price of US$12.50 each plus accrued dividends, if any.  The terms of the TrUEPrS preference shares also provide, subject to certain conditions, for a reduction of the share capital of the TrUEPrS preference shares of US$12.49, followed by a redemption of the outstanding share capital attributed to those shares of US$0.01, and for holders to accept a buy-back offer, if made by the Company at a price of US$12.50 plus accrued dividends, if any, for each TrUEPrS preference share.

In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shareholders.  After certain exchange events occur (as referred to above), TrUEPrS preference shares will rank in priority to ordinary shares and equally with other preference shares as to dividends.  Presently, the Company’s other preference shares consist of the preference shares issued in connection with National Income Securities, which are described below.  Preference shares may also be issued by the Company in connection with its exchangeable capital units and the Trust Preferred Securities, described below.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
National Income Securities
Balance at beginning of year	1,945	1,945	1,945	1,945	1,945
Balance at end of year	1,945	1,945	1,945	1,945	1,945

On June 29, 1999, the Company issued 20 million National Income Securities (NIS) at A$100 each.  These securities are stapled securities, comprising one fully paid note of A$100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share).  The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs.  If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share.  The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share.  The holder will then hold a fully paid NIS preference share.

Each holder of NIS is entitled to non-cumulative distributions based on a rate equal to the Australian 90 day bank bill rate plus 1.25% per annum, payable quarterly in arrears commencing on August 15, 1999.  A minimum interest rate of at least 6% per annum was payable until May 15, 2000.  Holders of NIS preference shares are not entitled to dividends until the NIS preference shares become fully paid.  If the NIS preference shares become fully-paid, holders will receive, if declared, a dividend calculated at the same rate and payable on the same basis as for the NIS.

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

With the prior consent of APRA, the Company may redeem each note for A$100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration.  This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

NIS have no maturity date, are quoted on ASX and on a winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.  In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in a winding-up as specified in accordance with the Company’s constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares.  Presently, the only other class of preference shares on issue is the preference shares issued in connection with the TrUEPrS, which are described above, and which rank equally with the NIS preference shares with respect to priority on payment in a winding-up.  Preference shares may also be issued by the Company in connection with the exchangeable capital units and the Trust Preferred Securities.

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Trust Preferred Securities
Trust Preferred Securities issued	975	—	—	—	—
Balance at end of year	975	—	—	—	—

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity formed in Delaware) of 400,000 Trust Preferred Securities at GBP1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until December 17, 2018 equal to 5.62% per annum and, in respect of each five year period after that date, a non-cumulative distribution payable semi-annually in arrears at a rate equal to the sum of the yield to maturity of the five-year benchmark UK government bond at the start of that period plus 1.93%.  The securities are constituted by instruments governed by New York and Delaware law.

In certain limited circumstances, the Trust Preferred Securities will be exchanged for redeemable preference shares in the Company (TPS preference shares).  These take the form of Global Depositary Shares evidenced by Global Depositary Receipts.  The circumstances in which the exchange event will occur include if a distribution is not paid on the Trust Preferred Securities or if the Company does not maintain certain prudential regulatory standards.  The Company also has discretion to exchange the Trust Preferred Securities for TPS preference shares at any time.

If issued, each holder of a TPS preference share would receive, if declared, non-cumulative dividends calculated at the same rate and payable on the same basis as apply to the Trust Preferred Securities.

If a distribution is not paid on the Trust Preferred Securities, or a dividend is not paid on the TPS preference shares, the Company cannot, with certain exceptions, pay distributions, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months distributions on the securities or an optional dividend.

Holders of the TPS preference shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per TPS preference share on a limited number of matters, including any proposal to wind-up the Company or any proposal to affect the rights attaching to the TPS preference shares.

With the prior consent of APRA, the Trust Preferred Securities may be redeemed by the issuer in certain limited circumstances.  These circumstances are on December 17, 2018 and on every subsequent fifth anniversary, in which case the redemption price is GBP1,000 per Trust Preferred Security plus the unpaid distributions for the last six-month distribution period, and otherwise only where certain adverse tax or regulatory events have occurred, in which case the redemption price may include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption (except where the tax event relates to withholding tax).

The TPS preference shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the TPS preference shares, in which case they can only be redeemed if certain adverse tax or regulatory events have occurred).  The redemption price includes a ‘make-whole’adjustment to compensate the investor for the investment opportunity lost by the early redemption (except where the redemption relates to withholding tax).  The TPS preference shares may also be redeemed on December 17, 2018 and on any subsequent fifth anniversary at par value of GBP1,000 per share plus the unpaid dividend for the last six month dividend period.

In a winding-up of the Company, the Trust Preferred Securities and (if issued) the TPS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

35 Reserves

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

General reserve	1,128	856	649	12	11
Asset revaluation reserve	16	7	16	8	8
Foreign currency translation reserve	(251)	1,242	1,762	14	54
Total reserves	893	2,105	2,427	34	73

Reconciliations of movements in reserves

General reserve
Balance at beginning of year	856	649	422	11	9
Transfer from retained profits	272	207	227	1	2
Balance at end of year	1,128	856	649	12	11

The general reserve includes statutory funds’ retained profits from the Group’s life insurance business.  Profits from the statutory funds are not immediately available for distribution.  These profits will only be available after the respective life company’s board has approved the transfer of surpluses from the statutory funds to the shareholders’ fund.

Asset revaluation reserve
Balance at beginning of year	7	16	14	8	5
Net increment on revaluation of land and buildings	9	9	8	—	3
Transfer to retained profits	—	(18)	(6)	—	—
Balance at end of year	16	7	16	8	8

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with Australian Accounting Standard AASB 1041 “Revaluation of Non-Current Assets”.

Foreign currency translation reserve
Balance at beginning of year	1,242	1,762	1,570	54	80
Currency translation adjustments	(1,251)	(520)	1,380	(40)	—
Transfer to retained profits	—	—	(70)	—	(26)
Transfer to retained profits on sale of foreign controlled entity	(242)	—	(1,118)	—	—
Balance at end of year	(251)	1,242	1,762	14	54

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

36 Retained profits

Balance at beginning of year	11,148	10,337	9,500	7,306	7,083
Net profit attributable to members of the Company	3,955	3,373	2,083	5,720	2,502
Net effect on adoption of AASB 1044 “Provisions, Contingent Liabilities
and Contingent Assets”	1,151	—	—	1,151	—
Transfer to general reserve	(272)	(207)	(227)	(1)	(2)
Transfer from asset revaluation reserve	—	18	6	—	—
Transfer from foreign currency translation reserve	—	—	70	—	26
Transfer from foreign currency translation reserve on sale of foreign
controlled entity	242	—	1,118	—	—
Dividends paid or provided for	(2,255)	(2,266)	(2,080)	(2,255)	(2,266)
Dividend provision not required	—	80	80	—	80
Distributions on other equity instruments	(183)	(187)	(213)	(122)	(117)
Balance at end of year	13,786	11,148	10,337	11,799	7,306

37 Outside equity interest

Life Insurance Business
Contributed equity	2,288	68	74	—	—
Reserves	(26)	—	—	—	—
Retained profits/(accumulated losses)	352	(1)	(6)	—	—
Outside equity interest -Life insurance business (1)	2,614	67	68	—	—
Other
Contributed equity	198	—	—	—	—
Accumulated losses	(8)	—	—	—	—
Outside equity interest -Other	190	—	—	—	—
Total outside equity interest	2,804	67	68	—	—

(1)       During 2003, the Group’s life insurance statutory funds reorganised their business operating model to increase the level of investments held through registered schemes rather than directly held investments in debt and equity securities.  As the statutory funds are considered to have the capacity to control a certain number of these registered schemes, the Group has consolidated them.  Refer to notes 1(g) and 43(e).

38 Total equity reconciliation

Balance at beginning of year	23,251	23,557	21,407	17,310	17,902
Total changes in equity recognised in the statement of financial performance (1)	3,864	2,862	3,471	6,831	2,505
Transactions with owners as owners
Contributions of equity	1,362	454	870	387	454
Share buy-back	(1,565)	(1,248)	—	(1,565)	(1,248)
Dividends (2)	(2,255)	(2,186)	(2,000)	(2,255)	(2,186)
Distributions on other equity instruments	(183)	(187)	(213)	(122)	(117)
Total changes in outside equity interest	2,737	(1)	22	—	—
Balance at end of year	27,211	23,251	23,557	20,586	17,310

(1)       This represents comprehensive income using US GAAP terminology (refer to note 58 for total comprehensive income under US GAAP).

(2)       Comprises dividends paid or provided for net of dividend provisions not required.

39 Employee share, bonus and option plans

Employee share, bonus, option and performance rights plans are the vehicles primarily used by the Group as long-term incentives for employees.  Long-term incentive plans are an integral part of the Group’s remuneration program in rewarding an employee’s contribution and potential contribution to the Group’s performance.  The non-executive director share arrangement aligns interests with shareholders and provides flexibility in remuneration structure.  These plans involve the issue of shares to employees of the Group and non-executive directors of the Company, and options and performance rights to senior employees of the Group.

(a) National Australia Bank Staff Share Ownership Plan (staff share ownership plan)

The staff share ownership plan was approved by shareholders by special resolution in January 1997.  Shareholders again approved the staff ownership plan at the 2002 annual general meeting.  Details of issues and acquisitions are set out in table 1, below.

This plan provides for the Board to invite any employee or non-executive director of the Group to participate under this plan.  The Board may also invite any employee to apply for a loan to acquire shares or offer to have the Company provide funds to acquire shares subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The Board determines the number of shares to be made available and the price per share.  The Company may provide funds for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees or non-executive directors (if required).  The trustee must subscribe for or purchase the shares within a predetermined timeframe.

Shares acquired under this plan are held in trust and may not be dealt with by the employee or non-executive director until a prescribed period after they were acquired, unless otherwise determined by the Board. A certain number of the shares may also be forfeited in certain limited circumstances.  In particular, directors’ fees provided to non-executive directors in the form of shares under the plan cannot be transferred to a participant until the earliest of:

•                  the expiration of a period set by the trustee at the time of the acquisition of the participant’s shares (participants may express a preference for a restriction period of any length between 1 and 10 years);

•                  the time the participant ceases to hold office; and

•                  the time the trustee determines that an ‘event’ has happened (for example, a takeover offer being made in relation to the Company).

If shares are acquired using a loan under this plan, the shares are held in trust until the loan is repaid.  For so long as the loan is not due for repayment, the loan is provided at no interest and the loan will be repaid by the dividends from the shares.  The loan must be repaid if the employee ceases employment with the Group.  An employee may direct the trustee to sell the shares to satisfy this repayment obligation.  If the proceeds of the sale are insufficient to fully repay the outstanding loan balance, the Company will forgive the difference.

A number of offers were made under this plan in 2003:

•                  shares were provided to non-executive directors as part of their remuneration, rather than payment of cash.  Every six months, at least 10% and up to 40% of their remuneration for that fee period is provided as shares acquired under this plan;

•                  the Wealth Management ownership offer provides for certain Wealth Management employees to receive up to 5% of their notional benefit salary in shares under this plan, based on length of service (continuing an arrangement in place prior to acquisition of the MLC group), issued bi-annually;

•                  permanent Wealth Management employees participate in a value share program (known as ‘owning our success’) that rewards them for their contribution to the improvement in the value of Wealth Management.  Eligible employees were able to express a preference to be provided all these rewards in shares issued in accordance with the terms of this plan;

•                  certain Wealth Management employees may be provided a performance reward for individual or team contribution to the overall performance of Wealth Management.  Eligible employees were able to express a preference to be provided all (or, in some cases, some) of these rewards in shares in accordance with the terms of this plan;

•                  the MLC group acquired an interest in Medfin Australia Pty Ltd (Medfin) prior to the acquisition of the MLC group by the Group.  Subsequently, the remaining share capital of Medfin has been acquired by the Group, which resulted in an obligation to provide retention benefits to Medfin employees by way of shares in the Company.  The last Medfin offer required to be made occurred in September 2003; and

•                  certain Australian employees may be provided an at-risk reward for individual and business performance.  Eligible employees were able to express a preference to be provided all or part of this reward in ordinary shares in accordance with the terms of this plan.

As part of the acquisition of the MLC group in 2000, certain employees of the MLC group were paid retention/transition benefits to remain within the Group.  Employees were able to express a preference to receive all or part of these benefits in shares in accordance with the plan terms in January 2002.  A final offer was made in July 2002.

Subject to shareholder aproval of the associated arrangements at the Company’s annual general meeting to be held on December 19, 2003, the provision of deferred shares and matching shares to the Managing Director and Chief Executive Officer will be made under the terms of the staff share ownership plan.  In addition and also subject to the approval of the applicable arangements at the 2003 annual general meeting, provision of any shares in connection with the discontinuation of the non-executive director’s retirement benefits schemes will also be made under the terms of the staff share ownership plan.

Ordinary shares of approximately $1,250 will be gifted to Wealth Management employees in the 2004 year as part of the National EVA® share offer (refer to (b) below).

Shares must not be issued under this plan if the total number of shares issued in the last five years under the Company’s employee share, option or performance rights plans and the total number of outstanding options and performance rights granted under its plans, including any proposed offer, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer.  This calculation does not include offers or grants made or shares, options or performance rights acquired as a result of an offer made to a person situated outside Australia at the time of the offer or grant which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company), otherwise than as a result of relief granted by ASIC.

EVA® is a registered trademark of Stern Stewart & Co.

(b) National Australia Bank Staff Share Allocation Plan (staff share allocation plan)

The staff share allocation plan was approved by shareholders by special resolution in January 1997.  Shareholders again approved the staff share allocation plan at the 2002 annual general meeting.  Details of issues and acquisitions are set out in table 1, below.

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

Following the issue of the first National Economic Value Added (EVA®) shares on June 8, 2001, an extraordinary share offer under this plan was extended to those employees who were eligible for the first offer but for certain reasons were unable to accept the offer before it expired.  So as not to disadvantage those employees, shares were issued to them on October 11, 2001 on the same terms as the first National EVA® share offer made during 2001.  Eligible employees were offered up to $1,000 of shares for no consideration as a reward for the Group’s performance in 2000 assessed against its EVA® target.

In November 2002 and November 2001, under the terms of this plan, an EVA® share offer was made to all eligible employees (excluding employees in certain jurisdictions and Wealth Management employees for whom there were alternate arrangements) to acquire fully paid ordinary shares in the Company for no consideration.  Eligible employees were offered up to $960 of shares in November 2002 and $950 of shares in November 2001 as a reward for the Group’s performance in the previous year, assessed against its EVA® target.

In 2004 an offer has been made to all eligible employees to acquire approximately $1,250 worth of fully paid ordinary shares for no consideration under the plan, in line with the Group’s performance against its 2003 EVA® target.

Shares must not be offered under this plan if the total number of shares issued in the last five years under the Company’s employee share, option or performance rights plans and the total number of outstanding options and performance rights granted under its plans, including any proposed offer, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer.  This calculation does not include offers or grants made or shares, options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company), otherwise than as a result of relief granted by ASIC.

(c) Employee Share Savings Plan - UK and Republic of Ireland (employee share savings plan)

The employee share savings plan was approved by shareholders in 1995.  Shares acquired under this plan are shown in table 1, below.  This plan ceased in March 2002, and has been replaced by the National Share Incentive Plan in the UK and amendments to the Republic of Ireland (ROI) Group Profit Sharing Scheme (refer below).

Full time and part time employees of controlled entities in the UK and ROI with at least one full year’s continuous service at the beginning of the savings period were eligible to participate in this plan.  This plan allowed for savings out of salary (up to a maximum of 2%) by participating employees and the investment of those savings by the acquisition of fully paid ordinary shares in the Company.  At the end of the savings period, the Company made a cash contribution sufficient to purchase an equivalent number of shares as that purchased from the accumulated savings of participating employees.

This plan operated in six monthly savings periods beginning in February and August each year, with the final savings period from August 1, 2001 to January 30, 2002.

(d) National Share Incentive Plan - UK (share incentive plan)

The share incentive plan was approved by the shareholders at the 2002 annual general meeting and is constituted under a trust deed made between the Company and National Australia Group SSP Trustee Limited (trustee) dated March 26, 2002 and the rules of the share incentive plan.  Within the framework of this plan, employees participate in the National Partnership Share Plan and the National EVA® share offer.  Shares acquired under this plan are shown in table 1, below.

Employees in the UK are entitled to purchase up to GBP1,500 of shares each year through the National Partnership Share Plan.  Participants contribute up to 10% of their gross salary, each month, and the trustee uses the contributions to purchase ordinary shares in the Company which are then held in trust for the participants.  Participants are entitled to receive dividends and exercise voting rights in respect of these shares and there is no risk of forfeiture.  A participant’s shares must be withdrawn from this plan if that participant leaves employment of one of the relevant UK controlled entities for any reason.

In addition, up to GBP3,000 of shares may be gifted to employees per annum through this plan.  In November 2002, under the terms of this plan, an EVA® share offer was made to all eligible employees in the UK to acquire fully-paid ordinary shares in the Company worth A$960.  Ordinary shares of approximately A$1,250 were gifted to eligible employees in the 2004 year as part of the National EVA® share offer.  These shares are subject to a minimum year holding period during which time the shares can be forfeited if the participant is summarily dismissed.  Otherwise, a participant’s free shares must be withdrawn from this plan when they leave the relevant employment.  Again, participants are entitled to receive dividends and exercise voting rights whilst they are members of this plan.

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

(e) Group Profit Sharing Scheme - Republic of Ireland (profit sharing scheme)

The profit sharing scheme was approved by shareholders in January 1996 and again at the 2002 annual general meeting and is constituted under a trust deed made between the Company and National Australia Group SSP (Republic of Ireland) Trustee Limited (trustee) dated January 30, 1996.  This scheme was amended by the Company’s Board in September 2002 to facilitate the introduction of the National EVA® share offer and Salary Forgone program for the Group’s Republic of Ireland (ROI) employees.

The plan amendments allow for the extension of the National EVA® share offer to ROI employees on similar terms as the National EVA® share offer in Australia and the UK as described above.  In November 2002, under the terms of this plan, an EVA® share offer is made to all eligible employees of the Republic of Ireland to acquire fully-paid ordinary shares in the Company worth A$960.  Ordinary shares of approximately A$1,250 were gifted to eligible ROI employees in 2004 as part of the National EVA® share offer.

The Salary Forgone program enables the Group’s ROI employees to save on a monthly basis from their pre-tax salary and to acquire fully paid ordinary shares in the Company with these funds.  The number of shares made available to employees is a function of their monthly contribution (subject to prescribed limits), the Company’s share price at the time shares are acquired and the applicable Australian dollar to euro exchange rate, with the number of shares being restricted by reference to the number and share price of the shares allocated under the National EVA® share offer.

Eligibility for participation in the plan is prescribed in the plan rules.  Employees who are ROI tax residents and have been employed within the Group for at least six months will be eligible to participate in the Salary Forgone program in any year during which there is an allocation of shares under the National EVA® share offer.

(f) National Australia Bank Executive Share Option Plan No. 2 (executive share option plan no. 2)

The executive share option plan No. 2 was approved by shareholders by special resolution in January 1997 and again at the 2002 annual general meeting and options granted under this plan are shown in table 2, below.

This plan provides for the Board to grant options to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Options must not be granted if the total number of shares issued in the last five years under the Company’s employee share, option and performance rights plans and the total number of outstanding options and performance rights under its plans, including the proposed offer or grant, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer or grant.  This calculation does not include offers or grants made or shares, options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company) otherwise than as a result of relief granted by ASIC.

During 2003, 6,103,750 share options were granted to 842 senior employees (2002: 11,263,500 share options issued to 751 senior employees).

The options are granted free of charge to participants in this plan.  There are no voting or dividend rights attached to the options.  Each option is to subscribe for one fully paid ordinary share in the Company.  The exercise price per share for an option is the market price of the Company’s fully paid ordinary shares as at the date the option was granted or such other date determined by the Board.  The market price is determined as the weighted average of the prices at which the Company’s fully paid ordinary shares were traded on ASX in the one week up to and including the relevant day.

Generally, these options may not be exercised before the third anniversary of their grant, and must be exercised before the fifth or eighth anniversary (depending on the particular terms of each option) of the grant.  The Board may determine such other terms for the grant of options consistent with the ASX Listing Rules and the Corporations Act 2001 (Cth).

Options may, however, be exercised before the third anniversary of the grant and notwithstanding the performance hurdle (described below) where an executive ceases employment with the Group as the result of death or total and permanent disablement.  The Board may also allow the option holders to exercise the options irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Options will lapse if unexercised on or before their expiry date or, for options granted prior to November 1999, if the Board determines that the holder has acted fraudulently, dishonestly or in breach of the holder’s obligations to any entity in the Group and for options granted after November 1999, 30 days after an executive ceases to be employed by the Group otherwise than as a result of death or total and permanent disablement.

A loan may be available to executives if and when they wish to exercise their options subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The rules of this plan provide that the rate of interest applicable to such a loan shall be the Company’s base lending rate plus any margin determined by the Board.  Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.

Exercise of the options is subject to satisfaction of a performance hurdle.  The performance hurdle for options issued after November 1999 is measured after the first three years by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest. Options become exercisable depending on the maximum total shareholder return of the Company relative to the total shareholder return of a group of companies (based on share price growth, assuming reinvestment of dividends) during the relevant performance period.  This group of companies is based on the top 50 companies in the S&P ASX 100 (excluding the Company), determined at the date when the options are issued.  If the relative performance of the Company during the vesting period (years three to eight) does not exceed the 49th percentile at any time, then no options will vest with the holder (or be exercisable). If the relative performance of the Company reaches or exceeds the 75th percentile during the vesting period at any time, then all options will be exercisable by the holder.  If the relative performance of the Company reaches between the 50th and 74th percentile then a formula is applied resulting in a percentage of between 50% and 74%, of the total options granted being exercisable by the holder.

(g) National Australia Bank Performance Rights Plan (performance rights plan)

The performance rights plan was approved by shareholders at the 2002 annual general meeting and performance rights issued under this plan are shown in table 2, below.

The performance rights plan provides for the Board to grant performance rights to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Performance rights cannot be granted under the performance rights plan if the number of shares to be received on exercise of those performance rights together with all shares issued under the Company’s employee incentive plans over the last five years and the number of outstanding options and performance rights issued under those plans exceed 5% of the Company’s issued share capital.  This calculation does not include offers or grants made or shares, options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided for no consideration under the staff share allocation plan), otherwise than as a result of relief granted by ASIC.

During 2003, 1,551,082 performance rights were issued to 842 senior employees.

Performance rights are granted free of charge to participants in the performance rights plan.  Performance rights cannot be transferred and are not quoted on ASX. Each performance right is to subscribe for one fully paid ordinary share in the Company.  Executives do not need to pay any amounts to the Company for the performance rights they receive; however, the holder of a performance right must pay a nominal exercise price to exercise the performance rights.  The total exercise price payable on the exercise of any performance rights on a particular day is A$1.00, irrespective of the number of rights exercised on that day.

Generally, performance rights may not be exercised before the third anniversary of their grant, and must be exercised before the fifth or eighth anniversary of grant. The Board may determine such other terms for the grant of performance rights consistent with ASX Listing Rules and the terms of the Corporations Act 2001 (Cth).

Performance rights may, however, be exercised before the third anniversary of the grant and notwithstanding the performance hurdle (described below) where an executive ceases employment with the Group as the result of death or total and permanent disablement.  The Board may also allow the performance right holders to exercise the performance rights irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Exercise of the performance rights is subject to substantially the same vesting schedule and performance hurdle as options issued under the executive share option plan No. 2.  A performance right not exercised will lapse in similar circumstances to an unexercised option granted under the executive share option plan No. 2.

Table 1 Employee share plans

Current employee share plans (1)	Issue date	No. of eligible participants	Issue price (2)	No. of fully paid ordinary shares
Staff share ownership plan
2001 Non-executive directors’ shares (3)	Mar 21, 2001	7	$28.81	3,132
2001 Wealth Management ownership offer	Jun 8, 2001	2,772	$33.72	91,909
2001 Wealth Management Medfin offer	Jun 8, 2001	35	$33.72	6,444
2001 Non-executive directors’ shares (3)	Aug 3, 2001	7	$33.05	3,485
2001 Wealth Management transition benefits (4)	Aug 17, 2001	110	$34.04	34,351

Current employee share plans (1)	Issue date	No. of eligible participants	Issue price (2)	No. of fully paid ordinary shares
2002 Wealth Management ownership offer	Nov 9, 2001	3,044	$30.39	70,250
2002 Wealth Management value share program	Nov 9, 2001	511	$30.39	20,225
2002 Wealth Management Medfin offer	Nov 9, 2001	32	$30.39	6,676
2002 Wealth Management performance reward	Dec 19, 2001	601	$30.97	281,458
2002 Wealth Management transition benefits (4)	Jan 11, 2002	68	$31.42	72,498
2002 Non-executive directors’ shares	Mar 26, 2002	8	$34.48	4,532
2002 Wealth Management ownership offer	May 31, 2002	2,814	$36.06	72,764
2002 Wealth Management value share program	May 31, 2002	1,371	$36.06	48,381
2002 Wealth Management performance reward	May 31, 2002	21	$36.06	2,179
2002 Wealth Management transition benefits	Jul 8, 2002	39	$33.91	111,241
2002 Non-executive directors’ shares	Aug 16, 2002	8	$34.51	4,701
2003 Wealth Management ownership program	Nov 14, 2002	3,127	$32.37	92,015
2003 Wealth Management performance reward	Nov 28, 2002	900	$33.13	279,799
2003 At-risk staff share offer	Jan 3, 2003	42	$31.89	20,628
2003 Non-executive directors’ shares	Feb 27, 2003	8	$29.23	7,457
2003 Wealth Management ownership program	May 29, 2003	3,054	$32.65	94,139
2003 Wealth Management performance reward	May 29, 2003	13	$32.65	1,391
2003 Non-executive directors’ shares	Sep 26, 2003	8	$30.45	5,842
Staff share allocation plan
2001 National EVA® share offer	Jun 8, 2001	25,025	$33.72	665,500
2002 National EVA® extraordinary share offer	Oct 11, 2001	882	$28.39	30,870
2002 National EVA® share offer	Jan 4, 2002	24,227	$31.92	703,509
2003 National EVA® share offer	Jan 3, 2003	35,493	$31.89	1,064,790
Employee share savings plan (4)
Aug 1, 1999 - Jan 31, 2000		12,694	$21.67	180,718
Feb 1, 2000 - Jul 31, 2000		12,911	$25.84	165,430
Aug 1, 2000 - Jan 31, 2001		12,599	$29.39	151,066
Feb 1, 2001 - Jul 31, 2001		12,386	$33.83	136,380
Aug 1, 2001 - Jan 31, 2002		12,562	$34.81	139,008
Share incentive plan (4)
May 1, 2002 - Sep 30, 2002 National Partnership Share Plan		12,587	$34.49	60,668
Oct 1, 2002 - Sep 30, 2003 National Partnership Share Plan		13,697	$29.33	153,547

(1)       Under ASX Listing Rules, options, performance rights or shares may not be issued to company directors under an employee incentive scheme without specific shareholder approval.  Shareholders approved the issue of securities to the then managing director at the relevant annual general meeting.  At the Company’s annual general meeting held in December 2000, shareholders approved the non-executive directors’ share arrangement under the staff share ownership plan. Under this arrangement, shares are provided to non-executive directors as part of their remuneration, rather than receiving cash.  Shareholder approval for the continuation of the non-executive directors’ share arrangement was obtained at the 2003 annual general meeting.

(2)       The issue price is the weighted average market price of the Company’s ordinary shares that were traded on ASX in the week up to and including the day on which the shares were issued.

(3)       6,617 shares were issued, of which 361 were forfeited upon resignation of a director.

(4)       These shares were purchased on-market.

Table 2 Executive share option plan No. 2 and performance rights plan

Issue date	Exercise period (1)	Exercise price of options	No. held at Sep 30, 2003	No. lapsed or cancelled during 2003 (2)	No. exercised during 2003	No. held at Sep 30, 2002	No. lapsed or cancelled during 2002	No. exercised during 2002	Fair value as at grant date
Executive share option plan No. 2

Feb 26, 1998	Feb 26, 2001 -
	Feb 25, 2003	$19.90	—	20,000	819,500	839,500	—	3,344,000	$39,294,080

Mar 19, 1999	Mar 19, 2002 -
	Mar 18, 2004	$28.23	12,180,000	115,000	—	12,295,000	—	—	$56,624,750

Aug 6, 1999	Aug 6, 2002 -
	Aug 5, 2004	$23.34	20,000	—	100,000	120,000	—	—	$589,200

Mar 23, 2000	Mar 23, 2003 -
	Mar 24, 2008	$21.29	4,475,500	27,500	5,475,500	9,978,500	205,000	—	$47,194,260

Issue date	Exercise period (1)	Exercise price of options		No. held at Sep 30, 2003	No. lapsed or cancelled during 2003 (2)	No. exercised during 2003	No. held at Sep 30, 2002	No. lapsed or cancelled during 2002	No. exercised during 2002	Fair value as at grant date
Sep 28, 2000	Sep 28, 2003 -
	Sep 27, 2008	$24.89		717,500	60,000	—	777,500	—	—	$5,168,475

Mar 23, 2001	Mar 23, 2004 -
	Mar 22, 2009	$27.85		10,907,500	476,000	—	11,383,500	375,500	—	$59,320,165

Sep 14, 2001	Sep 14, 2004 -
	Sep 13, 2009	$28.87		1,133,500	29,000	—	1,162,500	14,500	—	$6,238,100

Jun 14, 2002	Jun 14, 2005 -
	Jun 13, 2010	$36.14		10,759,500	501,500	—	11,261,000	2,500	—	$71,861,130

Mar 21, 2003	Mar 21, 2006 -
	Mar 20, 2011	$30.46		5,949,000	29,750	—	—	—	—	$26,964,163

Aug 8, 2003	Mar 21, 2006 -
	Mar 20, 2011	$30.46		125,000	—	—	—	—	—	$563,750

Performance rights plan

Mar 21, 2003	Mar 21, 2006 -
	Mar 20, 2011	$1.00	(3)	1,512,394	7,438	—	—	—	—	$33,466,701

Aug 8, 2003	Mar 21, 2006 -
	Mar 20, 2011	$1.00	(3)	31,250	—	—	—	—	—	$140,938

(1)       The latest date to exercise options and performance rights is the last day of the exercise period.

(2)       For options issued before 2000, options lapse on cessation of employment following a determination of the Board, as provided for in the terms attaching to those options.  For options issued from 2000 onwards, options lapse 30 days after cessation of employment unless otherwise determined in accordance with their terms.

(3)       A notional sum of $1.00 is payable by the holder on exercise of an entire tranche of these performance rights.

The market price of the Company’s shares at September 30, 2003 was $30.80 (2002: $33.48, 2001: $25.66, 2000: $25.51).

No expense is recognised in the profit and loss account in relation to options and performance rights granted to executives.  If they are exercised, the amounts receivable from executives are recognised in the balance sheet as contributed equity.

The fair value of options issued on March 21, 2003 and August 8, 2003 were valued at $4.51 each (June 14, 2002: $6.38 each, September 14, 2001: $5.33 each, March 23, 2001: $4.91 each) and performance rights issued on March 21, 2003 and August 8, 2003 were valued at $22.02 each.

For options and performance rights granted in the current year, the valuations are based on a numerical pricing method which takes into account both the probability of achieving the performance hurdle required for these options or performance rights to vest, and the probability of early exercise after vesting. The numerical pricing model applied by the Company to value options and performance rights is a simulated version of the Black-Scholes method as prescribed by SFAS 123 “Accounting for Stock-Based Compensation”.  The simulation approach allows the valuation to take into account both (i) the probability of achieving the performance hurdle required for the options or performance rights to vest and (ii) the potential for early exercise of vested options or performance rights.  The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of options or performance rights vesting (which may be zero), and the option or performance rights holder’s ability to exercise the option or performance right.

The key assumptions and inputs for the valuation model are the volatility of the Company’s share price, the risk-free interest rate and the Company’s expected dividend yield.  Assumptions for the correlations and volatilities of share price returns for companies in the performance hurdle peer group are also required, but are of lesser importance to the valuation results.  The following significant assumptions were adopted to determine the fair value of options and performance rights:

	Aug 8, 2003	Mar 21, 2003	Jun 14, 2002	Sep 14, 2001	Mar 23, 2001
Risk-free interest rate (per annum)	5.38%	5.38%	5.89%	5.91%	5.64%
Life of options or performance rights	8 years	8 years	8 years	8 years	8 years
Volatility of share price	18.00%	18.00%	15.00%	24.47%	20.74%
Dividend rate (per annum)	4.71%	4.71%	3.73%	4.84%	4.56%

Refer to (f) and (g) above for details of the plans and the hurdles that must be achieved before the options and performance rights can be exercised.

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

Average assets and interest income

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average interest-earning assets
Due from other financial institutions
Australia	4,243	109	2.57	2,824	102	3.61	1,980	110	5.56
Overseas	10,050	286	2.85	12,401	337	2.72	13,332	685	5.14
Marketable debt securities
Australia	16,433	881	5.36	13,910	712	5.12	11,813	624	5.28
Overseas	18,066	664	3.68	21,524	797	3.70	22,061	1,236	5.60
Loans and advances
Australia	130,541	8,528	6.53	112,714	7,385	6.55	101,941	7,525	7.38
Overseas	113,643	6,433	5.66	102,775	6,436	6.26	99,320	7,734	7.79
Regulatory deposits
Overseas	211	2	0.95	157	3	1.91	131	3	2.29
Other interest-earning assets (1)	131	197	n/a	4,222	703	n/a	6,025	2,002	n/a
Intra-Group loans
Overseas	18,076	622	3.44	13,213	455	3.44	10,248	455	4.44
Average interest-earning assets and interest income including intra-Group	311,394	17,722	5.69	283,740	16,930	5.97	266,851	20,374	7.63
Intra-Group eliminations	(18,076)	(622)	3.44	(13,213)	(455)	3.44	(10,248)	(455)	4.44
Total average interest-earning assets and interest income	293,318	17,100	5.83	270,527	16,475	6.09	256,603	19,919	7.76
Average non-interest-earning assets
Acceptances
Australia	21,346			21,231			22,405
Overseas	135			319			1,004
Investments relating to life insurance business (2)
Australia	31,246			32,178			30,642
Overseas	490			403			591
Property, plant and equipment
Australia	1,362			1,381			1,173
Overseas	865			979			1,166
Other assets
Australia	22,454			20,972			19,422
Overseas	13,301			16,631			24,597
Total average non-interest-earning assets	91,199			94,094			101,000
Provision for doubtful debts
Australia	(1,200)			(1,413)			(1,348)
Overseas	(1,056)			(1,258)			(1,267)
Total average assets	382,261			361,950			354,988
Percentage of total average assets applicable to overseas operations	40.8%			43.7%			47.0%

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average liabilities and interest expense

Average interest-bearing liabilities
Due to other financial institutions
Australia	5,750	184	3.20	4,940	180	3.64	4,178	203	4.86
Overseas	39,545	1,265	3.20	34,398	1,091	3.17	33,638	1,704	5.07
Savings deposits
Australia	8,010	337	4.21	6,035	255	4.23	5,584	290	5.19
Overseas	16,682	368	2.21	16,758	362	2.16	17,417	642	3.69
Other demand deposits
Australia	36,290	1,041	2.87	35,022	872	2.49	30,796	1,050	3.41
Overseas	16,701	275	1.65	18,843	421	2.23	15,696	459	2.92
Time deposits
Australia	46,911	2,165	4.62	37,411	1,735	4.64	33,709	1,856	5.51
Overseas	58,116	1,940	3.34	56,525	1,972	3.49	57,850	3,062	5.29
Government and official institution deposits
Australia	894	36	4.03	805	31	3.85	750	36	4.80
Overseas	1,948	23	1.18	1,706	39	2.29	2,174	118	5.43
Short-term borrowings
Overseas	3,919	46	1.17	5,036	210	4.17	7,384	523	7.08
Long-term borrowings
Australia	19,787	654	3.31	19,633	803	4.09	18,515	1,158	6.25
Overseas	577	25	4.33	3,061	105	3.43	5,412	251	4.64
Other debt issues
Australia	399	20	5.01	626	29	4.63	673	42	6.24
Overseas	1,246	125	10.03	1,167	142	12.17	1,220	150	12.30
Other interest-bearing liabilities(1)	8,715	1,177	n/a	7,909	1,006	n/a	4,067	1,415	n/a
Intra-Group loans
Australia	18,076	622	3.44	13,213	455	3.44	10,248	455	4.44
Average interest-bearing liabilities and interest expense including
Intra-Group	283,566	10,303	3.63	263,088	9,708	3.69	249,311	13,414	5.38
Intra-Group eliminations	(18,076)	(622)	3.44	(13,213)	(455)	3.44	(10,248)	(455)	4.44
Total average interest-bearing liabilities and interest expense	265,490	9,681	3.65	249,875	9,253	3.70	239,063	12,959	5.42

Average non-interest-bearing liabilities
Liability on acceptances
Australia	21,346			21,231			22,405
Overseas	135			319			1,004
Deposits not bearing interest
Australia	5,215			4,790			4,287
Overseas	7,049			6,733			8,160
Life insurance policy liabilities (2)
Australia	30,782			30,760			29,550
Overseas	530			319			514
Other liabilities
Australia	16,485			13,888			15,097
Overseas	11,118			10,188			11,481
Total average non-interest-bearing liabilities	92,660			88,228			92,498
Total average liabilities	358,150			338,103			331,561

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average equity
Ordinary shares	6,559			7,878			7,624
Preference share capital	730			730			730
Trust Preferred Securities	5			—			—
National Income Securities	1,945			1,945			1,945
Contributed equity	9,239			10,553			10,299
Reserves	1,285			1,811			2,210
Retained profits	12,735			11,415			10,851
Parent entity interest	23,259			23,779			23,360
Outside equity interest in controlled entities	852			68			67
Total average equity	24,111			23,847			23,427
Total average liabilities and equity	382,261			361,950			354,988
Percentage of total average liabilities applicable to overseas operations	44.0%			46.1%			48.8%

(1)       Includes interest on derivatives and escrow deposits.

(2)       Included within investments relating to life insurance business are interest-earning debt securities (refer to note 15).  The interest earned from these securities is reported in life insurance income, as shown in note 4, and has therefore been treated as non-interest-earning for the purposes of this note.  The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(p)).

41 Maturity analysis

The following tables represent a breakdown of the Group’s statement of financial position for the last two years as at September 30 by contractual maturity. The majority of the longer-term monetary assets are variable rate products, with actual maturities shorter than the contractual terms.  Accordingly, this information is not relied upon by the Group in its management of interest rate risk (refer to note 42 for information on interest rate sensitivity).

	Group 2003
	At call	Overdrafts	0 to 3 month(s)	3 to 12 months	1 to 5 year(s)	Over 5 years	No specific maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash assets	5,032	—	—	—	—	—	—	5,032
Due from other financial institutions	3,390	67	5,135	611	945	235	—	10,383
Due from customers on acceptances	—	—	18,950	594	18	—	—	19,562
Trading securities	—	—	23,724	—	—	—	—	23,724
Trading derivatives (1)	—	—	—	—	—	—	23,644	23,644
Available for sale securities	52	—	2,697	2,067	1,676	21	—	6,513
Investment securities	—	—	4,129	594	3,286	638	—	8,647
Investments relating to life insurance business	—	—	—	—	—	—	35,846	35,846
Loans and advances (2)	7,436	17,205	21,672	49,362	52,600	99,684	—	247,959
Mortgage servicing rights	—	—	—	—	—	—	—	—
All other assets	—	—	—	—	—	—	16,161	16,161
Total assets	15,910	17,272	76,307	53,228	58,525	100,578	75,651	397,471
Liabilities
Due to other financial institutions	9,779	45	25,422	7,264	1,880	738	—	45,128
Liability on acceptances	—	—	18,950	594	18	—	—	19,562
Trading derivatives (1)	—	—	—	—	—	—	21,479	21,479
Deposits and borrowings	108,210	—	80,781	13,104	6,697	913	441	210,146
Life insurance policy liabilities	—	—	—	—	—	—	32,457	32,457
Bonds, notes and subordinated debt	—	—	1,623	2,917	12,768	5,410	(11)	22,707
Other debt issues	—	—	—	—	—	—	1,743	1,743
All other liabilities	—	—	—	—	—	—	17,038	17,038
Total liabilities	117,989	45	126,776	23,879	21,363	7,061	73,147	370,260
Net assets	(102,079)	17,227	(50,469)	29,349	37,162	93,517	2,504	27,211

	Group 2002
	At call	Overdrafts	0 to 3 month(s)	3 to 12 months	1 to 5 year(s)	Over 5 years	No specific maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash assets	6,294	—	—	—	—	—	—	6,294
Due from other financial institutions	4,146	42	9,394	580	1,464	250	—	15,876
Due from customers on acceptances	—	—	18,738	701	35	—	—	19,474
Trading securities	—	—	19,590	—	—	—	—	19,590
Trading derivatives (1)	—	—	—	—	—	—	12,128	12,128
Available for sale securities	—	—	4,878	1,210	100	4	—	6,192
Investment securities	—	—	7,500	2,621	3,260	160	—	13,541
Investments relating to life insurance business	—	—	—	—	—	—	31,012	31,012
Loans and advances (2)	6,296	18,765	23,637	38,558	55,760	88,284	—	231,300
Mortgage servicing rights	—	—	—	—	—	1,794	—	1,794
All other assets	—	—	—	—	—	—	20,186	20,186
Total assets	16,736	18,807	83,737	43,670	60,619	90,492	63,326	377,387
Liabilities
Due to other financial institutions	8,105	2	25,769	6,852	1,628	923	—	43,279
Liability on acceptances	—	—	18,738	701	35	—	—	19,474
Trading derivatives (1)	—	—	—	—	—	—	12,000	12,000
Deposits and borrowings	92,615	—	86,023	17,660	9,432	1,134	—	206,864
Life insurance policy liabilities	—	—	—	—	—	—	30,425	30,425
Bonds, notes and subordinated debt	—	—	1,253	3,294	11,113	6,529	3	22,192
Other debt issues	—	—	—	—	—	—	1,866	1,866
All other liabilities	—	—	—	—	—	—	18,036	18,036
Total liabilities	100,720	2	131,783	28,507	22,208	8,586	62,330	354,136
Net assets	(83,984)	18,805	(48,046)	15,163	38,411	81,906	996	23,251

(1)       The underlying derivative contracts have varying contractual maturity dates, however, the fair value of these contracts at balance date is more appropriately classified as no specific maturity.  This is because the fair value amounts at balance date do not necessarily represent the future cash flows of the derivative contracts at their maturity dates and would therefore not be indicative of their liquidity and solvency position.  Trading derivative positions are managed on a net basis and are highly liquid.

(2)       Includes provisions for doubtful debts as disclosed in note 17 and unearned income as disclosed in note 16.

42 Interest rate risk

The following tables represent a breakdown, by currency and repricing dates or contractual maturity, whichever is the earlier, of the Group’s statement of financial position for the last two years at September 30.  As interest rates and yield curves change over time, the Group may be exposed to a loss in earnings due to the effects of interest rates on the structure of the balance sheet.  Sensitivity to interest rates arises from mismatches in the repricing dates, cash flows and other characteristics of the assets and their corresponding liability funding.  These mismatches are actively managed as part of the overall interest rate risk management process which is conducted in accordance with Group Balance Sheet Management policy and guidelines.  In managing the structural interest rate risk, the primary objectives are to limit the extent to which net interest income could be impacted from an adverse movement in interest rates and to maximise shareholder wealth.

Life insurance investment assets have been included in the following tables.  The interest income on these assets supports the life insurance policies issued by the Group’s life insurance business and does not contribute to market risk within the Group’s banking operations.  The assets and liabilities held in the statutory funds are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(p) and (z)).

The tables below provide details of the repricing dates of all interest-earning assets and interest-bearing liabilities of the Group.  To obtain an understanding of the effective interest earned/paid on each of the assets and liabilities set out below, refer to note 40.

					Non-interest- earning/ bearing	Total	Weighted average effective interest rate
	Repricing period
	0 to 3 month(s)	3 to 12 month(s)	1 to 5 year(s)	Over 5 years
	$m	$m	$m	$m	$m	$m	% pa
Australian dollars – 2003

Financial assets
Cash assets	1,087	—	—	—	1,758	2,845	4.7%
Due from other financial institutions	4,079	3	9	—	51	4,142	3.1%
Due from customers on acceptances	—	—	—	—	19,496	19,496	—
Trading securities	21,438	—	—	—	—	21,438	5.0%
Trading derivatives	—	—	—	—	10,875	10,875	—
Available for sale and investment securities	5,635	188	—	8	—	5,831	7.2%
Investments relating to life insurance business	2,704	239	1,150	959	20,717	25,769	5.1%
Loans and advances	103,018	16,731	19,767	608	688	140,812	6.7%
Other assets	24	—	—	—	11,691	11,715	—
Total financial assets	137,985	17,161	20,926	1,575	65,276	242,923	n/a
Financial liabilities
Due to other financial institutions	6,167	62	—	—	327	6,556	3.0%
Liability on acceptances	—	—	—	—	19,496	19,496	—
Trading derivatives	—	—	—	—	8,643	8,643	—
Deposits and other borrowings	106,988	5,527	575	10	5,724	118,824	3.4%
Life insurance policy liabilities	—	—	—	—	31,994	31,994	—
Bonds, notes and subordinated debt	3,022	2,070	11,641	5,358	—	22,091	5.2%
Other debt issues	1,630	—	—	113	—	1,743	5.0%
Other liabilities	1	—	—	1	12,426	12,428	—
Total equity	—	—	—	—	15,769	15,769	—
Total financial liabilities	117,808	7,659	12,216	5,482	94,379	237,544	n/a
Off-balance sheet items attracting interest rate sensitivity	(19,977)	745	13,988	5,244	—	—
Total interest rate repricing gap	200	10,247	22,698	1,337	(29,103)	5,379
Cumulative interest rate repricing gap	200	10,447	33,145	34,482	5,379

Australian dollars – 2002

Financial assets
Cash assets	1,273	—	3	6	1,346	2,628	4.3%
Due from other financial institutions	5,218	2	5	—	889	6,114	2.5%
Due from customers on acceptances	—	—	—	—	19,246	19,246	—
Trading securities	16,148	—	—	—	—	16,148	6.3%
Trading derivatives	—	—	—	—	6,569	6,569	—
Available for sale and investment securities	3,226	101	25	—	—	3,352	5.9%
Investments relating to life insurance business	1,386	555	1,381	2,601	17,430	23,353	4.4%
Loans and advances	84,856	14,346	20,545	648	560	120,955	6.9%
Other assets	167	—	—	—	15,489	15,656	—
Total financial assets	112,274	15,004	21,959	3,255	61,529	214,021	n/a
Financial liabilities
Due to other financial institutions	8,357	217	—	—	594	9,168	3.3%
Liability on acceptances	—	—	—	—	19,246	19,246	—
Trading derivatives	—	—	—	—	5,973	5,973	—
Deposits and other borrowings	86,202	8,083	585	3	4,973	99,846	3.3%
Life insurance policy liabilities	—	—	—	—	30,118	30,118	—
Bonds, notes and subordinated debt	3,966	2,798	7,170	6,906	—	20,840	5.5%
Other debt issues	460	—	—	—	1,406	1,866	3.6%
Other liabilities	—	6	6	—	11,680	11,692	—
Total equity	—	—	—	—	11,355	11,355	—
Total financial liabilities	98,985	11,104	7,761	6,909	85,345	210,104	n/a
Off-balance sheet items attracting interest rate sensitivity	(10,302)	(2,696)	6,167	6,831	—	—
Total interest rate repricing gap	2,987	1,204	20,365	3,177	(23,816)	3,917
Cumulative interest rate repricing gap	2,987	4,191	24,556	27,733	3,917

					Non-interest- earning/ bearing	Total	Weighted average effective interest rate
	Repricing period
	0 to 3 month(s)	3 to 12 month(s)	1 to 5 year(s)	Over 5 years
	$m	$m	$m	$m	$m	$m	% pa
British pounds and Euros – 2003

Financial assets
Cash assets	(219)	—	—	—	2,167	1,948	—
Due from other financial institutions	2,650	—	—	—	83	2,733	2.1%
Due from customers on acceptances	—	—	—	—	66	66	—
Trading securities	992	—	—	—	—	992	—
Trading derivatives	—	—	—	—	10,302	10,302	—
Available for sale and investment securities	1,518	15	590	17	1	2,141	3.3%
Investments relating to life insurance business	3	25	100	114	2,106	2,348	3.2%
Loans and advances	53,449	9,976	6,673	1,003	(239)	70,862	5.0%
Regulatory deposits	135	—	—	—	51	186	1.2%
Other assets	—	—	1	1	2,454	2,456	—
Total financial assets	58,528	10,016	7,364	1,135	16,991	94,034	n/a
Financial liabilities
Due to other financial institutions	15,300	3,458	491	—	45	19,294	2.8%
Liability on acceptances	—	—	—	—	66	66	—
Trading derivatives	—	—	—	—	10,131	10,131	—
Deposits and other borrowings	41,217	5,587	738	2	5,870	53,414	2.1%
Life insurance policy liabilities	—	—	—	—	142	142	—
Bonds, notes and subordinated debt	—	616	—	—	—	616	5.0%
Other liabilities	321	—	(1)	1	5,301	5,622	—
Total equity	—	—	—	—	4,200	4,200	—
Total financial liabilities	56,838	9,661	1,228	3	25,755	93,485	n/a
Off-balance sheet items attracting interest rate sensitivity	(2,954)	(4,406)	12,496	(1,548)	—	3,588
Total interest rate repricing gap	(1,264)	(4,051)	18,632	(416)	(8,764)	4,137
Cumulative interest rate repricing gap	(1,264)	(5,315)	13,317	12,901	4,137

British pounds and Euros – 2002

Financial assets
Cash assets	430	—	—	—	2,757	3,187	—
Due from other financial institutions	2,971	26	—	—	206	3,203	3.2%
Due from customers on acceptances	—	—	—	—	145	145	—
Trading securities	397	—	—	—	—	397	—
Trading derivatives	—	—	—	—	1,907	1,907	—
Available for sale and investment securities	3,815	1,082	186	—	11	5,094	3.6%
Investments relating to life insurance business	3	31	250	628	1,497	2,409	3.8%
Loans and advances	55,074	9,447	7,476	1,214	—	73,211	6.2%
Regulatory deposits	69	—	—	—	32	101	2.2%
Other assets	36	—	—	—	3,268	3,304	—
Total financial assets	62,795	10,586	7,912	1,842	9,823	92,958	n/a
Financial liabilities
Due to other financial institutions	8,626	4,658	579	—	16	13,879	3.6%
Liability on acceptances	1	—	—	—	144	145	—
Trading derivatives	—	—	—	—	2,073	2,073	—
Deposits and other borrowings	48,128	6,328	717	64	7,170	62,407	2.0%
Life insurance policy liabilities	—	—	—	—	303	303	—
Other liabilities	619	—	—	440	5,294	6,353	—
Total equity	—	—	—	—	5,022	5,022	—
Total financial liabilities	57,374	10,986	1,296	504	20,022	90,182	n/a
Off-balance sheet items attracting interest rate sensitivity	(7,728)	1,492	7,877	(1,642)	—	(1)
Total interest rate repricing gap	(2,307)	1,092	14,493	(304)	(10,199)	2,775
Cumulative interest rate repricing gap	(2,307)	(1,215)	13,278	12,974	2,775

					Non-interest- earning/ bearing	Total	Weighted average effective interest rate
	Repricing period
	0 to 3 month(s)	3 to 12 month(s)	1 to 5 year(s)	Over 5 years
	$m	$m	$m	$m	$m	$m	% pa
New Zealand dollars – 2003

Financial assets
Cash assets	8	—	—	—	453	461	—
Due from other financial institutions	575	—	—	—	—	575	3.9%
Trading securities	730	—	—	—	—	730	5.5%
Trading derivatives	—	—	—	—	842	842	—
Available for sale and investment securities	793	7	7	—	—	807	4.8%
Investments relating to life insurance business	5	—	1	—	11	17	5.6%
Loans and advances	13,939	5,064	8,305	506	28	27,842	7.2%
Other assets	(1)	—	(1)	—	1,203	1,201	—
Total financial assets	16,049	5,071	8,312	506	2,537	32,475
Financial liabilities
Due to other financial institutions	2,085	7	—	—	—	2,092	3.8%
Trading derivatives	—	—	—	—	982	982	—
Deposits and other borrowings	17,863	2,974	747	93	930	22,607	4.1%
Life insurance policy liabilities	—	—	—	—	3	3	—
Other liabilities	1	—	—	—	969	970	—
Total equity	—	—	—	—	2,025	2,025	—
Total financial liabilities	19,949	2,981	747	93	4,909	28,679	n/a
Off-balance sheet items attracting interest rate sensitivity	8,682	(2,654)	(5,577)	(451)	—	—
Total interest rate repricing gap	4,782	(564)	1,988	(38)	(2,372)	3,796
Cumulative interest rate repricing gap	4,782	4,218	6,206	6,168	3,796

New Zealand dollars – 2002

Financial assets
Cash assets	4	—	—	—	69	73	—
Due from other financial institutions	544	—	—	—	—	544	5.0%
Trading securities	2,154	8	—	—	—	2,162	5.8%
Trading derivatives	—	—	—	—	606	606	—
Available for sale and investment securities	838	7	8	—	—	853	6.1%
Investments relating to life insurance business	—	—	—	18	13	31	6.4%
Loans and advances	14,177	3,590	7,246	515	31	25,559	7.6%
Other assets	2	—	—	—	863	865	—
Total financial assets	17,719	3,605	7,254	533	1,582	30,693	n/a
Financial liabilities
Due to other financial institutions	1,600	86	—	—	—	1,686	5.1%
Trading derivatives	—	—	—	—	682	682	—
Deposits and other borrowings	17,146	2,650	597	—	845	21,238	4.3%
Life insurance policy liabilities	—	—	—	—	4	4	—
Other liabilities	—	—	—	—	920	920	—
Total equity	—	—	—	—	1,786	1,786	—
Total financial liabilities	18,746	2,736	597	—	4,237	26,316	n/a
Off-balance sheet items attracting interest rate sensitivity	5,537	(1,197)	(3,969)	(371)	—	—
Total interest rate repricing gap	4,510	(328)	2,688	162	(2,655)	4,377
Cumulative interest rate repricing gap	4,510	4,182	6,870	7,032	4,377

					Non-interest- earning/ bearing	Total	Weighted average effective interest rate
	Repricing period
	0 to 3 month(s)	3 to 12 month(s)	1 to 5 year(s)	Over 5 years
	$m	$m	$m	$m	$m	$m	% pa
United States dollars and other currencies – 2003

Financial assets
Cash assets	7	—	—	—	(229)	(222)	(0.2)%
Due from other financial institutions	2,933	—	—	—	—	2,933	1.5%
Trading securities	564	—	—	—	—	564	0.4%
Trading derivatives	—	—	—	—	1,625	1,625	—
Available for sale and investment securities	4,620	1,668	93	—	—	6,381	2.0%
Investments relating to life insurance business	120	56	184	185	7,167	7,712	2.9%
Loans and advances	4,370	1,277	1,934	862	—	8,443	2.2%
Regulatory deposits	75	—	—	—	(36)	39	—
Other assets	—	—	—	181	383	564	—
Total financial assets	12,689	3,001	2,211	1,228	8,910	28,039	n/a
Financial liabilities
Due to other financial institutions	14,757	2,429	—	—	—	17,186	1.2%
Trading derivatives	—	—	—	—	1,723	1,723	—
Deposits and other borrowings	12,337	2,362	73	—	529	15,301	1.3%
Life insurance policy liabilities	—	—	—	—	318	318	—
Other liabilities	(1)	—	—	—	(1,981)	(1,982)	—
Total equity	—	—	—	—	5,217	5,217	—
Total financial liabilities	27,093	4,791	73	—	5,806	37,763	n/a
Off-balance sheet items attracting interest rate sensitivity	1,853	(4,045)	(1,380)	(16)	—	(3,588)
Total interest rate repricing gap	(12,551)	(5,835)	758	1,212	3,104	(13,312)
Cumulative interest rate repricing gap	(12,551)	(18,386)	(17,628)	(16,416)	(13,312)

United States dollars and other currencies – 2002

Financial assets
Cash assets	406	—	—	—	—	406	0.1%
Due from other financial institutions	5,988	2	—	—	25	6,015	1.5%
Due from customers on acceptances	—	—	—	—	83	83	—
Trading securities	802	81	—	—	—	883	0.6%
Trading derivatives	—	—	—	—	3,046	3,046	—
Available for sale and investment securities	8,404	2,017	13	—	—	10,434	1.2%
Investments relating to life insurance business	80	53	442	1,168	3,476	5,219	4.3%
Loans and advances	6,650	1,564	2,843	518	—	11,575	1.1%
Mortgage loans held for sale	85	—	—	—	—	85	6.9%
Mortgage servicing rights	—	—	—	—	1,794	1,794	—
Regulatory deposits	28	—	—	—	—	28	—
Other assets	1,317	—	—	18	(1,188)	147	—
Total financial assets	23,760	3,717	3,298	1,704	7,236	39,715	n/a
Financial liabilities
Due to other financial institutions	16,583	1,963	—	—	—	18,546	1.7%
Liability on acceptances	—	—	—	—	83	83	—
Trading derivatives	—	—	—	—	3,272	3,272	—
Deposits and other borrowings	16,667	6,022	—	—	684	23,373	1.2%
Bonds, notes and subordinated debt	460	524	368	—	—	1,352	4.1%
Other liabilities	2,343	—	—	—	(3,272)	(929)	—
Total equity	—	—	—	—	5,088	5,088	—
Total financial liabilities	36,053	8,509	368	—	5,855	50,785	n/a
Off-balance sheet items attracting interest rate sensitivity	(21,450)	4,493	16,937	20	—	—
Total interest rate repricing gap	(33,743)	(299)	19,867	1,724	1,381	(11,070)
Cumulative interest rate repricing gap	(33,743)	(34,042)	(14,175)	(12,451)	(11,070)

43 Notes to the statement of cash flows

(a)  Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

Net profit attributable to members of the Company	3,955	3,373	2,083	5,720	2,502
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	460	(755)	242	(51)	161
Increase/(decrease) in interest payable	(512)	(51)	(61)	51	(305)
Depreciation and amortisation of plant and equipment	401	419	382	223	202
Loss/(profit) on sale of controlled entities	—	15	(2,477)	—	(139)
Loss on sale of operating assets	—	8	—	—	—
Impairment loss on mortgage servicing rights	—	—	1,643	—	—
Impairment loss on goodwill	—	—	858	—	—
Charge to provide for doubtful debts	633	697	989	373	259
Charge to provide for mortgage servicing rights valuation adjustment	—	—	1,436	—	—
Charge to provide for restructuring costs	—	265	—	—	146
Movement in the excess of net market value over net assets of life insurance controlled entities	160	155	(510)	—	—
Amortisation of goodwill	98	101	167	—	—
Increase in life insurance policy liabilities	2,281	170	600	—	—
Write-off of property, plant and equipment	—	132	—	—	106
Decrease/(increase) in life insurance investment assets	(1,593)	2,359	2,310	—	—
Increase/(decrease) in provision for income tax	(54)	(287)	(328)	(201)	491
Net increase/(decrease) in provision for deferred income tax and future income tax benefits	19	(882)	(106)	(11)	(220)
Net decrease/(increase) in trading securities	(4,345)	136	(4,400)	(5,653)	789
Unrealised (gain)/loss on trading derivatives (1)	(2,010)	875	1,634	(2,030)	808
Net movement in mortgage loans held for sale	50	1,304	(763)	—	—
Other provisions and non-cash items	(24)	83	610	128	150
Net cash/(used in) provided by operating activities	(481)	8,117	4,309	(1,451)	4,950

(1)       In line with the reclassification of trading derivative financial instruments on the face of the statement of financial position, cash flows from these activities have also been reclassified.

(b) Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

Cash assets	5,032	6,294	7,993	779	1,515
Due from other financial institutions	10,383	15,876	16,472	7,820	12,579
Due to other financial institutions	(45,128)	(43,279)	(42,873)	(41,466)	(39,983)
Total cash and cash equivalents	(29,713)	(21,109)	(18,408)	(32,867)	(25,889)

(c) Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	170	323	610	170	323
Bonus share plan	105	89	74	105	89
Movement in assets under finance lease	(11)	(2)	10	(11)	(2)

(d)  Financing arrangements

Refer to note 51.

(e)  Acquisitions of controlled entities

The following acquisitions have been made during the last three years to September 30, 2003:

•                  on June 16, 2003, MLC Limited acquired the remaining 50% of the share capital of Plum Financial Services Group to take its interest to 100% for cash consideration;

•                  on May 1, 2003, MLC Limited and a Thai company in the Group subscribed for an additional 10.9% of the share capital of Advance MLC Assurance Co. Limited for cash consideration to take the Group’s interest to 65.9%;

•                  on November 1, 2002, BNZ acquired 100% of the share capital of New Zealand-based Hertz Fleetlease Limited for cash consideration;

•                  on April 2, 2001, NAFiM acquired 100% of the share capital of Deutsche Funds Management Limited for cash consideration.  As part of this transaction, Godfrey Pembroke Limited acquired all other assets of Deutsche Bank AG’s Australian financial planning and portfolio management businesses for cash consideration;

•                  on December 18, 2000, NAFiM acquired 100% of the share capital of John A Nolan & Associates Pty Ltd for cash consideration; and

•                  on October 25, 2000, MLC Limited acquired the remaining 25% of the share capital of Medfin for cash consideration.

The operating results of the acquired entities have been included in the Group’s statement of financial performance from their acquisition dates.  Details of the acquisitions were as follows:

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Fair value of net assets acquired
Cash assets	1	—	2	—	—
Due from other financial institutions	7	—	—	—	—
Loans and advances	320	—	3	—	—
Property, plant and equipment	2	—	—	—	—
Other assets	39	—	1	—	—
Deposits and other borrowings	(323)	—	—	—	—
Life insurance policy liabilities	(2)	—	—	—	—
Income tax liabilities	(5)	—	—	—	—
Provisions	(1)	—	(1)	—	—
Other liabilities	(35)	—	(2)	—	—
Total net assets acquired	3	—	3	—	—
Goodwill	61	—	—	—	—
Excess of net market value over net assets at acquisition	19	—	128	—	—
Total acquisition cost	83	—	131	—	—
Cash consideration paid	83	—	131	—	—

During 2003, the Group’s life insurance statutory funds reorganised their business operating model to increase the level of investments held through registered schemes rather than directly held investments in debt and equity securities.  As the statutory funds are considered to have the capacity to control certain of these registered schemes, the Group has consolidated them.  The financial effect of the consolidation of the registered schemes as at September 30, 2003 was to increase cash by $20 million, debt and equity investments (included within investments relating to life insurance business) by $2,525  million and outside equity interest by $2,545 million in the statement of financial position.  The financial effect on the statement of financial performance for the year ended September 30, 2003 was to decrease investment revenue by $28 million, decrease net profit by $28 million and increase net profit attributable to outside equity interest by $28 million.  There was no impact on net profit attributable to members of the Company.

The names of the registered schemes for which the Group gained control, are as follows:

•                  MLC (NCIT) Global Share Trust;

•                  MLCI Pool - NAM Cash Trust;

•                  MLCI Pool - Private Equity Trust;

•                  MLCI Pool - Australian Equity Trust;

•                  MLCI Pool - Global Fixed Interest Trust;

•                  MLCI Pool - Australian Fixed Interest Trust;

•                  MLCI Pool - Diversified Debt (All) Trust;

•                  National Asset Management Managed Investor International Trust;

•                  National Diversified Managers Australian Share Fund;

•                  National Short Term Money Market Fund; and

•                  NCIT - Property Securities Trust.

(f)  Sales of controlled entities

The following sales were made during the last three years to September 30, 2003.

•                  on October 1, 2002, MSRA Holdings, Inc. sold 100% of the share capital of SR Investment, Inc. to Washington Mutual Bank, FA. for cash consideration of US$1,453 million;

•                  on April 1, 2001, National Americas Holdings Limited sold 100% of the share capital of Michigan National Corporation to ABN AMRO North America, Inc., a controlled entity of ABN AMRO NV, for cash consideration of US$2,750 million; and

•                  on December 20, 2000, NAFiM sold 100% of the share capital of County Investment Management Limited for cash consideration.

The operating results of the controlled entities have been included in the Group’s statement of financial performance up to the date of sale.  Details of the sales were as follows:

	Group			Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Cash consideration received	2,671	—	5,415	—	—
Net assets of controlled entities sold
Cash assets	—	—	353	—	—
Due from other financial institutions	37	—	683	—	—
Due from customers on acceptances	—	—	1	—	—
Trading securities	—	—	5	—	—
Available for sale securities	—	—	220	—	—
Investment securities	—	—	3,724	—	—
Investments relating to life insurance business	—	—	11	—	—
Loans and advances	—	—	17,264	—	—
Mortgage loans held for resale	85	—	—	—	—
Mortgage servicing rights	1,794	—	—	—	—
Regulatory deposits	—	—	30	—	—
Property, plant and equipment	—	—	227	—	—
Goodwill	—	—	716	—	—
Other assets	2,156	—	930	—	—
Due to other financial institutions	—	—	(2,865)	—	—
Liability on acceptances	—	—	(1)	—	—
Deposits and other borrowings	—	—	(17,215)	—	—
Life insurance policy liabilities	—	—	(6)	—	—
Income tax liabilities	—	—	(75)	—	—
Provisions	(28)	—	(132)	—	—
Due to controlled entities	—	—	(708)	—	—
Bonds, notes and subordinated debt	(1,351)	—	—	—	—
Other liabilities	(7)	—	(224)	—	—
Total net assets of controlled entities sold	2,686	—	2,938	—	—
Profit/(loss) on sale of controlled entities before income tax expense/(credit) (1)	(15)	—	2,477	—	—

(1)       The loss on sale before income tax credit of $15 million in 2003 relates to the sale of SR Investment, Inc. and was recognised in 2002 (refer to note 5(a)).

44 Particulars in relation to controlled entities

The following table highlights those controlled entities with annual contributions to Group net profit or loss of $5 million or more, or those that are deemed to be of particular interest:

Entity name	Ownership %	Incorporated/formed in

National Australia Bank Limited		Australia
National Equities Limited (1)	100	Australia
National Australia Group (NZ) Limited	100	New Zealand
Bank of New Zealand	100	New Zealand
BNZ Investments Limited	100	New Zealand
BNZ International Limited	100	New Zealand
Amber Liquid Investment Limited	100	Cayman Islands
BNZ Branch Properties Limited	100	New Zealand
BNZI Securities No. 2 Limited	100	New Zealand
Income Trust No. 1	100	United States

Entity name	Ownership %	Incorporated/formed in

National Americas Investment, Inc.	100	United States
MSRA Holdings, Inc.	100	United States
National Wealth Management Holdings Limited	100	Australia
National Australia Financial Management Limited	100	Australia
MLC Holdings Limited	100	Australia
MLC Lifetime Company Limited	100	Australia
MLC Investments Limited	100	Australia
MLC Limited	100	Australia
MLC (Hong Kong) Limited	62	Hong Kong
FlexiPlan Australia Limited	100	Australia
MLCI Pool – Australian Equity Trust (2)	87	Australia
MLCI Pool – Diversified Debt (All) Trust (2)	88	Australia
NCIT – Property Securities Trust (2)	66	Australia
BNZ Investment Management Limited	100	New Zealand
BNZ Life Insurance Limited	100	New Zealand
Clydesdale Bank Insurance Brokers Limited	100	Scotland
National Australia Fund Management Limited	100	Australia
MLC Trust Management Co Limited	100	England
National Australia Life Company Limited	100	England
National Australia Insurance Services Limited	100	England
Yorkshire Bank Financial Services Limited	100	England
National Corporate Investment Services Limited	100	Australia
National Asset Management Managed Investor International Trust (2)	76	Australia
MLC (NCIT) Global Share Trust (2)	88	Australia
MLCI Pool – NAM Cash Trust (2)	61	Australia
National Australia Group Europe Limited	100	England
Clydesdale Bank PLC	100	Scotland
Clydesdale Europe Finance Limited	100	Jersey
Clydesdale Bank Asset Finance Limited	100	Scotland
National Australia Group Europe Services Limited	100	Scotland
National Australia Group Europe Investments Limited	100	Scotland
Angara Limited	100	Hong Kong
PMJI Incorporated	100	United States
NAGEO BV	100	Netherlands
National Australia Group Europe Finance BV	100	Netherlands
NAB Investment Limited	100	England
NAGE Asset Investments Limited	100	England
National Irish Bank Limited	100	Republic of Ireland
National Irish Investment Bank Limited	100	Republic of Ireland
Northern Bank Limited	100	Northern Ireland
Northern Bank Executor & Trustee Company Limited	100	Northern Ireland
Northern Asset Finance Limited	100	Northern Ireland
Northern Bank Financial Services Limited	100	Northern Ireland
Yorkshire Bank PLC	100	England
Yorkshire Bank Home Loans Limited	100	England
Northern and General Finance Limited	100	England
National Australia Group Services Limited	100	Australia
Custom Service Leasing Limited (3)	100	Australia
Fleet Systems Pty Limited	100	Australia
NBA Properties Limited (1)	100	Australia
National Australia Merchant Bank (Singapore) Limited	100	Singapore
National Australia Corporate Services Limited (1)	100	Australia
Nautilus Insurance Pte Limited	100	Singapore
Nautilus Insurance (Europe) Limited	100	Republic of Ireland
National Markets Group Limited	100	Australia
Australian Market Automated Quotation (AUSMAQ) System Limited	100	Australia
National Australia Finance (Asia) Limited	100	Hong Kong
National Australia Trustees Limited	100	Australia
BOACT Pty Limited	100	Australia
National Australia Capital Markets (Japan) Co., Limited	100	Japan

(1)       These controlled entities and those listed hereunder have entered into a deed of cross guarantee (refer to note 45 for details) with the Company pursuant to ASIC Class Order 98/1418 dated August 13, 1998.  The controlled entities and the Company form a closed group (a closed group is defined as a group of entities comprising a holding entity and its related wholly-owned entities).  Relief, therefore, was granted to these controlled entities from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

ARDB Limited	Commercial Nominees Pty Limited	NBA Leasing Pty Limited
Australian Banks’ Export Re-Finance	Groundsel Limited	NBA Properties (Qld) Limited
Corporation Limited	National Australia Investment Brokers Limited	NBA Properties (Vic) Limited
C.B.C. Holdings Limited	National Australia Leasing (Qld) Pty Limited	VPL Securities Pty Limited
C.B.C. Properties Limited	National Nominees (London) Limited

(2)       The percentage ownership above for registered schemes reflects ownership as at September 12, 2003.  Due to the nature of the Group’s investment in such registered schemes, the percentage ownership changes on a regular basis.

(3)       Custom Service Leasing Limited has entered into a deed of cross guarantee with National Australia Group Services Limited pursuant to ASIC Class Order 98/1418 dated August 13, 1998.  The Class Order provides relief to Custom Service Leasing Limited from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

45 Contingent liabilities and credit commitments

	Group				Company
	Notional amount (1)		Credit equivalent (2)		Notional amount (1)		Credit equivalent (2)
	2003	2002	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	3,274	3,029	3,274	3,029	4,473	4,489	4,473	4,489
Standby letters of credit (3)	5,247	3,731	5,247	3,731	5,063	3,562	5,063	3,562
Documentary letters of credit (3)	624	519	113	79	387	298	72	47
Performance-related contingencies	2,269	2,563	1,135	1,282	1,702	1,815	851	908
Other	117	325	117	324	115	201	115	201
Total contingent liabilities (4)	11,531	10,167	9,886	8,445	11,740	10,365	10,574	9,207

(1)          The notional amount represents the maximum credit risk.

(2)          The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default, and is determined in accordance with APRA’s risk-weighted capital adequacy guidelines.  These credit equivalents are then weighted in the same manner as balance sheet assets according to counterparty for capital adequacy purposes. (For additional information, refer to capital adequacy information in the financial review section of the annual report.)

(3)          The Group has shared its exposure on letters of credit with other financial institutions to the extent of $8 million credit equivalent (2002: $15 million).  This amount is not included in the above figures.

(4)          The maximum potential amount of future payments disclosed is undiscounted and not reduced by any amounts that may be recovered under the recourse provisions that are outlined below.

Credit-related commitments
Outright forward purchases and forward deposits	—	4	—	4	—	—	—	—
Other binding credit commitments (1)	70,383	76,788	16,521	14,651	53,927	58,431	15,391	13,307
Total credit-related commitments	70,383	76,792	16,521	14,655	53,927	58,431	15,391	13,307

(1)       Includes the notional amount and the credit equivalent for credit derivatives where the Group has sold credit protection.

Investment commitments
Statutory funds (1)	454	638	454	638	—	—	—	—
Total investment commitments	454	638	454	638	—	—	—	—

(1)       In the normal course of business of the Group’s life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

(a) Contingent liabilities

The Group’s exposure to potential loss in the event of non-performance by a counterparty to a financial instrument for commitments to extend credit, letters of credit and financial guarantees written, is represented by the contractual notional principal amount of those instruments.  The Group uses the same credit policies and assessment criteria in making commitments and conditional obligations for off-balance sheet risks as it does for on-balance sheet loan assets.

(i) Guarantees

The Group provides guarantees in its normal course of business on behalf of its customers.  Guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  Guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty.  It is the rating of the Group as a guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances.  Guarantees are also provided on behalf of counterparties as performance bonds and on going obligations to government entities. The Group has four principal types of guarantees:

•                  bank guarantees – a financial guarantee that is an agreement by which the Group agrees to pay an amount of money on demand on behalf of a customer to a third party during the life of the guarantee;

•                  standby letters of credit – an obligation of the Group on behalf of a customer to make payment to a third party in the event that the customer fails to meet an outstanding financial obligation;

•                  documentary letters of credit – a guarantee that is established to indemnify exporters and importers in their trade transactions where the Group agrees to make certain trade payments on behalf of a specified customer under specific conditions; and

•                  performance related contingencies – a guarantee given by the Group that undertakes to pay a sum of money to a third party where the customer fails to carry out certain terms and conditions of a contract.

The credit risk involved in issuing letters of credit and financial guarantees is essentially the same as that involved in extending loan facilities to customers. Apart from the normal documentation for a facility of this type, the customer must also provide the Group with a written indemnity, undertaking that, in the event the Group is called upon to pay, the Group will be fully reimbursed by the customer.

Fees in relation to guarantees are collected over the life of the contract.  Revenue is recognised on an accruals basis.

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

The Company and its controlled entity, MSRA Holdings, Inc., have a contingent liability arising in connection with the sale of SR Investment, Inc. (which was the direct holding company of HomeSide US at the time of the sale) to Washington Mutual Bank, FA. (WaMu), which was completed on October 1, 2002. Under the sale agreement, the Company and MSRA Holdings, Inc. have given customary representations, warranties and indemnities in respect of SR Investment, Inc. and HomeSide US and their business, assets and liabilities.  The majority of these representations, warranties and indemnities expire after four years, however, some have differing time and liability limitations and some are uncapped in terms of time and amount.  The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

(iv) Contingent liability on the sale of HomeSide operating assets

The Company has a contingent liability arising in connection with the sale of certain assets to WaMu.  Under the sale agreement and related transaction documentation, the Company has given customary representations, warranties and indemnities to WaMu.  The majority of the representations, warranties and indemnities expired on June 30, 2003.  However, some are uncapped in terms of time and amount.  The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

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

(b) Credit-related commitments

Binding commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer.  Since many of the commitments are expected to expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.  The Group evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Group upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral held varies, but may include:

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

(c) Parent entity guarantees and undertakings

Excluded from the Group amounts disclosed above are the following guarantees and undertakings to entities in the Group:

•                  commercial paper issued by National Australia Funding (Delaware), Inc. totalling $3,915 million (2002: $5,283 million) is guaranteed by the Company;

•                  the Company has agreed to guarantee existing debentureholders secured under Broadbank Corporation Limited’s (now National Australia Bank (NZ) Limited) Trust Deed as at December 31, 1987 until maturity.  The outstanding liability as at September 30, 2003 was immaterial;

•                  under arrangements with the Financial Services Authority of the United Kingdom, a letter has been issued by the Company to Clydesdale Bank PLC (Clydesdale) undertaking to maintain Clydesdale’s capital base at regulatory levels in the event that losses are incurred on exposures to individual customers whose facilities exceed 25% of Clydesdale’s regulatory capital base;

•                  the Company will indemnify each customer of National Nominees Limited against any loss suffered by reason of National Nominees Limited failing to perform any obligation undertaken by it to a customer; and

•                  pursuant to ASIC Class Order 98/1418 dated August 13, 1998, relief was granted to certain controlled entities (refer to note 44, footnote (1)) from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of annual financial reports.  It is a condition of the Class Order that the Company and each of the controlled entities enter into a deed of cross guarantee.  The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding-up of any of the controlled entities under certain provisions of the Corporations Act 2001 (Cth). If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up.  Table 1 below presents consolidated pro forma statements of financial performance and financial position for the Company and controlled entities which are party to the deed, after eliminating all transactions between parties to the deed, which is known as a closed group.

It is not envisaged that any material unrecorded loss is likely to arise from any of the transactions described in this note.

Table 1 Closed group

	2003	2002
	$m	$m
Pro forma statement of financial performance
For the year ended September 30

Profit from ordinary activities before income tax expense	4,446	4,312
Income tax expense relating to ordinary activities	(958)	(745)
Net profit	3,488	3,567
Net debit to foreign currency transalation reserve	(433)	—
Total changes in equity other than those resulting from transactions with owners as owners	3,055	3,567

	2003	2002
	$ m	$ m
Pro forma statement of financial position
As at September 30
Assets
Cash assets	793	1,534
Due from other financial institutions	7,820	12,579
Due from customers on acceptances	19,496	19,400
Trading securities	22,952	17,471
Trading derivatives	22,773	11,498
Available for sale securities	6,503	6,150
Investment securities	3,668	9,644
Loans and advances	165,902	143,689
Shares in controlled entities, joint venture entities and other securities	11,303	13,054
Regulatory deposits	93	38
Property, plant and equipment	1,293	1,325
Income tax assets	679	741
Other assets	29,157	31,917
Total assets	292,432	269,040
Liabilities
Due to other financial institutions	41,466	39,983
Liability on acceptances	19,496	19,400
Trading derivatives	20,479	11,293
Deposits and other borrowings	144,761	134,964
Income tax liabilities	637	1,029
Provisions	768	2,123
Bonds, notes and subordinated debt	22,093	20,841
Other debt issues	367	460
Other liabilities	23,024	19,579
Total liabilities	273,091	249,672
Net assets	19,341	19,368

Equity
Contributed equity	8,754	9,931
Reserves	1,103	747
Retained profits	9,484	8,690
Total equity	19,341	19,368

46 Derivative financial instruments

The purpose of the following discussion is to inform users of the financial report of the type of instruments used by the Group, the reasons for using them, the accompanying risks, and how those risks are managed.

Derivative financial instruments held or issued for trading purposes

The Group maintains trading positions in a variety of derivative financial instruments and acts primarily in the market by satisfying the needs of its customers through foreign exchange, interest rate-related services and credit-related contracts.  In addition, the Group takes conservative positions on its own account, and carries an inventory of capital market instruments.  It satisfies customer needs and maintains access to market liquidity by quoting bid and offer prices on those instruments and trading with other market makers.  All positions held for trading purposes are revalued on a daily basis to reflect market movements, and any revaluation profit or loss is recognised immediately in the profit and loss account. It is the Group’s policy from a trading risk viewpoint to maintain a substantially matched position in assets and liabilities in foreign currencies and net exposure to exchange risk in this respect is not material.

Derivative financial instruments held or issued for purposes other than trading

The operations of the Group are subject to risk of interest rate fluctuations, to the extent of the repricing profile of the Bank’s statement of financial position. Derivative financial instruments are held or issued for the purposes of managing existing or anticipated interest rate risk from this source which is primarily in the Group’s banking operations.

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

In addition, the Group holds or issues derivative financial instruments for the purpose of hedging credit risk.  Credit derivatives are utilised to manage credit risk in the loans and advances portfolio.

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

Table 1 Fair value of derivative financial instruments held or issued by the Group

	Other than trading fair value (1)		Trading fair value (1)
	2003	2002	2003	2002
	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange
In a favourable position	349	223	7,620	5,234
In an unfavourable position	(1,130)	(417)	(8,101)	(4,736)
Cross currency swaps
In a favourable position	207	806	2,399	726
In an unfavourable position	(2,769)	(232)	(359)	(1,331)
Options
Purchased	1	5	2,992	2,462
Written	—	—	(2,866)	(2,098)
	(3,342)	385	1,685	257
Interest rate-related contracts
Forward rate agreements
In a favourable position	—	—	20	46
In an unfavourable position	—	—	(19)	(8)
Swaps
In a favourable position	867	1,405	10,131	3,449
In an unfavourable position	(1,113)	(219)	(9,649)	(3,676)
Futures
In a favourable position	15	28	41	1
In an unfavourable position	(13)	(33)	(46)	(30)
Options/Swaptions
Purchased	(113)	437	290	264
Written	—	—	(153)	—
	(357)	1,618	615	46

	Other than trading fair value (1)		Trading fair value (1)
	2003	2002	2003	2002
	$m	$m	$m	$m
Credit-related contracts
Credit derivatives
In a favourable position	4	1,175	60	99
In an unfavourable position	(14)	(830)	(70)	(86)
	(10)	345	(10)	13
Other contracts
In a favourable position	4	2	91	32
In an unfavourable position	(2)	—	(216)	—
	2	2	(125)	32
Total fair value of derivative financial instruments held or issued	(3,707)	2,350	2,165	348

(1)       The positive fair value represents the credit risk to the Group if all the Group’s counterparties were to default.

The table shows that the majority of fair value for foreign exchange-related contracts is concentrated in foreign exchange spot and forward transactions.  These contracts are of a standardised form and are usually of a maturity of less than 12 months.

The fair value of foreign exchange rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2003 of $1,685 million (2002: profit of $257 million).  Total net realised and unrealised profits and losses on foreign exchange rate-related contracts held or issued for trading purposes during the year amounted to a net profit of $442 million (2002: net profit of $457 million) (refer to note 4).

The table shows that the majority of fair value for interest rate-related contracts is concentrated in interest rate swaps.

The fair value of interest rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2003 of $615 million (2002: profit of $46 million).  Total net realised and unrealised profits and losses on both interest rate-related contracts and physical securities held or issued for trading purposes during the year amounted to a net profit of $183 million (2002: net profit of $106 million) (refer to note 4).

Value at risk for derivatives held or issued for trading purposes

The use of derivatives for trading purposes within the Bank is subject to disciplines prescribed in Corporate and Institutional Banking policy. Under this control framework, all derivative contracts are marked-to-market at the end of each business day.

Businesses initiating or using derivative contracts are subject to a daily Value at Risk (VaR) process. This involves the calculation of mark-to-market changes according to a two year history of market shifts to produce a range of loss estimates for statistical analysis. The VaR methodology measures risk on net open derivative exposures, and potential losses that may arise from variance in price movements between derivatives and other transactions that the derivatives are intended to offset.

VaR is supplemented with a program of stress testing, in which profit and loss on contracts and portfolios are calculated in the event of extreme market conditions.

Further detailed portfolio sensitivity analysis is conducted, to examine the derivative portfolio risks to second order effects such as market volatility, the change in contract sensitivity at different prices and the effect of the passing of time.

All these processes are conducted daily. Value at Risk and portfolio sensitivity measures are subject to limit discipline that is overseen by Market Risk units within Group Risk Management.

Table 2 shows the Group’s VaR according to exposures in foreign exchange, interest rate, options (volatility) and commodity markets.

Table 2 Value at risk for physical and derivative positions

	Average value during reporting period		Minimum value during reporting period (1)		Maximum value during reporting period (1)
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Value at risk at a 99% confidence level
Foreign exchange risk	7	7	2	2	20	26
Interest rate risk	17	15	9	9	25	23
Volatility risk	4	4	2	2	7	5
Commodities risk	1	—	—	—	1	1
Diversification benefit	(7)	(7)	n/a	n/a	n/a	n/a
Total value at risk for physical and derivative positions (1)	22	19	14	11	35	34

(1)          Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk.  The individual risk categories do not sum up to the total risk number due to portfolio effect.  Risk limits are applied in these categories separately, and against the total risk position.

Deferred gains and losses on derivative financial instruments held or issued for other than trading purposes

Table 3 shows the net deferred realised gains and losses arising from hedging contracts entered into by the Group to reduce the risk arising from identifiable assets, liabilities and commitments, together with the expected term of deferral:

Table 3 Net deferred gains and losses

	Foreign exchange rate- related contracts		Interest rate- related contracts (1)		Total
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Within 6 months	—	—	4	(1)	4	(1)
6 months – 1 year	—	—	10	(1)	10	(1)
1 – 2 year(s)	—	—	2	(3)	2	(3)
2 – 5 years	—	—	—	(15)	—	(15)
After 5 years	—	—	—	(2,199)	—	(2,199)
Total net deferred (gains)/losses (2)	—	—	16	(2,219)	16	(2,219)

(1)       Interest rate-related contracts expected to be deferred after five years relate to hedges of mortgage servicing rights. Mortgage servicing rights hedge contracts were included in the sale of SR Investment, Inc. (the parent entity of HomeSide US) and are no longer recognised in the Group’s balance sheet from October 1, 2002.

(2)       Net deferred gains arising from interest rate-related contracts for 2002 has been restated to correct numerical errors in the annual financial report 2002.  The amounts previously disclosed were: within 6 months $nil; 6 months – 1 year $nil; 1 – 2 years $nil; 2 – 5 years $(3) million; and after 5 years $(420) million.

Credit risk

Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Group when settlement becomes due.

Notional principal is the amount of a derivative’s underlying asset, reference rate or index and is the quantum on which changes in the value of the derivative are measured.  It provides an indication of the volume of business transacted by the Group.  Changes in the value of a derivative are usually only a fraction of the notional principal amount, and it is only those changes which have a positive fair value to the Group that create a potential for credit risk.

The Group’s credit exposure has been determined in accordance with APRA capital adequacy guidelines.  This credit equivalent is derived by taking into account the residual maturity of each instrument, and then adding the fair value of all contracts which have a positive fair value.  Futures and option contracts which are traded on a recognised exchange and which are subject to margin payments are considered to have no credit exposure.  Internal credit assessment applies a conservative methodology to determine potential counterparty exposure.

Table 4 shows the fair value of all derivative instruments held or issued by the Group for the last two years at September 30.  It should be noted that fair value at a particular point in time gives no indication of future profit or loss, or what the dimensions of that profit or loss are likely to be.

Credit risk is constantly assessed, measured and managed in strict accordance with the Group’s risk management policies.  Banking entities within the Group may take collateral to secure amounts due under treasury transactions.  Collaterisation is assessed specifically at the time facilities are approved on a case-by-case basis.

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

Table 4 Notional principal, estimated credit equivalent and fair value of all derivative financial instruments

	Notional principal		Credit equivalent		Fair value		Average fair value (1)
	2003	2002	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange (2)
Trading	235,393	296,895	6,808	6,590	(481)	498	(1,051)	680
Other than trading	31,142	15,618	557	482	(781)	(194)	—	—
	266,535	312,513	7,365	7,072	(1,262)	304	(1,051)	680
Cross currency swaps (2)
Trading	72,245	51,204	6,565	4,459	2,040	(605)	(207)	(949)
Other than trading	18,004	13,122	298	53	(2,562)	574	—	—
	90,249	64,326	6,863	4,512	(522)	(31)	(207)	(949)
Futures trading	89	191	—	—	—	—	—	—
Options
Trading	253,381	296,819	4,652	3,989	126	364	(18)	554
Other than trading	100	487	3	13	1	5	—	—
	253,481	297,306	4,655	4,002	127	369	(18)	554
Total foreign exchange rate-related contracts	610,354	674,336	18,883	15,586	(1,657)	642	(1,276)	285
Interest rate-related contracts
Forward rate agreements
Trading	85,055	41,602	38	53	1	38	(1)	38
Other than trading	1,253	—	1	—	—	—	—	—
	86,308	41,602	39	53	1	38	(1)	38
Swaps
Trading	510,623	452,487	13,054	6,307	482	(227)	10	(31)
Other than trading	87,532	51,819	1,101	1,608	(246)	1,186	—	—
	598,155	504,306	14,155	7,915	236	959	10	(31)
Futures
Trading	303,522	98,524	—	—	(5)	(29)	1	(23)
Other than trading	3,127	2,491	—	—	2	(5)	—	—
	306,649	101,015	—	—	(3)	(34)	1	(23)
Options/Swaptions
Trading	77,401	31,060	491	225	137	264	134	275
Other than trading	22,792	25,748	91	455	(113)	437	—	—
	100,193	56,808	582	680	24	701	134	275
Total interest rate-related contracts	1,091,305	703,731	14,776	8,648	258	1,664	144	259

	Notional principal		Credit equivalent		Fair value		Average fair value (1)
	2003	2002	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m
Credit-related contracts
Credit derivatives (3)
Trading	10,997	4,850	658	317	(10)	13	(10)	13
Other than trading	532	1,939	46	46	(10)	345	—	—
Total credit-related contracts	11,529	6,789	704	363	(20)	358	(10)	13
Other contracts
Trading	1,662	33	143	32	(125)	32	41	—
Other than trading	194	108	52	69	2	2	—	—
Total other contracts	1,856	141	195	101	(123)	34	41	—
Total derivative financial instruments	1,715,044	1,384,997	34,558	24,698	(1,542)	2,698	(1,101)	557
Deduct: Non-consolidated controlled entities (4)	4,515	5,114	182	261	234	311	—	208
Total derivative financial instruments reported for capital adequacy (5)	1,710,529	1,379,883	34,376	24,437	(1,776)	2,387	(1,101)	349

(1)       Average fair values of other than trading contracts are not captured.

(2)       In accordance with industry practice, notional principal amounts disclosed for spot and forward foreign exchange contracts represent the buy leg only and for cross currency swaps represent the receivable leg only.

(3)       The credit equivalent in relation to credit derivatives where the Group has sold credit protection is reflected in note 45, within other binding commitments.

(4)       Under APRA guidelines, life insurance and funds management activities are excluded from the calculation of risk-weighted assets and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. Amounts deducted are included within other than trading.

(5)       Refer to the financial review section of the annual report for further information on capital adequacy.

Credit equivalent by maturity

As mentioned above, the credit equivalent amount includes an adjustment which takes account of the residual maturity of contracts.  This is because credit risk is partly a function of the time over which the exposure will be held.

Table 5 provides a maturity profile of total counterparty exposure by credit equivalent amounts for all derivative financial instruments held or issued by the Group for the last two years at September 30.  It shows that 34% (2002: 62%) of the exposure is confined to maturities of one year or less and 73% (2002: 86%) matures within five years.

Table 5 Maturity profile of total derivative financial instruments counterparty exposure by credit equivalent

	2003
	0 to 6 month(s)	6 to 12 months	1 to 2 year(s)	2 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Foreign-exchange related contracts	7,308	3,375	2,854	2,591	2,755	18,883
Interest-rate related contracts	476	557	2,727	4,351	6,665	14,776
Credit-related contracts	50	2	7	616	29	704
Other contracts	144	—	2	49	—	195
Total derivative financial instruments reported for capital adequacy	7,978	3,934	5,590	7,607	9,449	34,558

	2002
	0 to 6 month(s)	6 to 12 months	1 to 2 year(s)	2 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Foreign-exchange related contracts	8,159	2,984	1,513	1,174	1,756	15,586
Interest-rate related contracts	3,495	149	553	2,770	1,681	8,648
Credit-related contracts	94	195	74	—	—	363
Other contracts	101	—	—	—	—	101
Total derivative financial instruments reported for capital adequacy	11,849	3,328	2,140	3,944	3,437	24,698

Credit equivalent by concentration

Depending on the risks associated with an individual counterparty or groups of counterparties, a concentration of credit risk can be perceived as indicative of more or less credit risk.  In general, the Group’s dealings in derivatives involve counterparties in the banking and financial services area, together with government and semi-government authorities and major corporates.

Table 6 shows the credit equivalent of derivatives allocated to broad sector and geographic locations as at September 30, 2003 for the Group.  It shows that 81% (2002: 73%) of credit exposure is to government authorities and banks.

Table 6 Credit equivalent of derivative financial instruments allocated to sectors and geographic locations of ultimate obligors

	Government authorities	Banks	Non-bank financial institutions	Corporate and all other sectors	Total
	$m	$m	$m	$m	$m
Australia	361	10,180	2,645	2,729	15,915
Europe	—	16,532	52	181	16,765
New Zealand	62	289	1	341	693
United States	—	162	27	—	189
Asia	—	318	672	6	996
Total credit equivalent of derivative financial instruments	423	27,481	3,397	3,257	34,558

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

In order to counter such risk, the Group concentrates its derivative activity in highly liquid markets.  Table 4, for example, shows that approximately 33% (2002: 30%) of notional principal outstanding was represented by standard foreign exchange and interest rate futures contracts.

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

47 Fair value of financial instruments

Australian Accounting Standard AASB 1033 “Presentation and Disclosure of Financial Instruments” requires disclosure of net fair value of on and off-balance sheet financial instruments.  Net fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction after deducting transaction costs.  For the purposes of this note, carrying value refers to amounts reflected in the statement of financial position.

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

There are various limitations inherent in this disclosure.  Not all of the Group’s financial instruments can be exchanged in an active trading market.  In addition, it is the Group’s intent to hold most of its financial instruments to maturity and therefore it is not probable that the net fair values shown will be realised in a current transaction.  The methods used to estimate fair value exclude a wide range of intangible, franchise and relationship benefits such as core deposits and credit card intangibles, which are integral to a complete assessment of the Group’s financial position.  As a consequence, the aggregate fair value does not represent the underlying value of the Group.

The fair value of financial instruments required to be disclosed under US accounting standard, SFAS 107 “Disclosure about Fair Value of Financial Instruments” is calculated without regard to estimated transaction costs.  Such costs are not material, and accordingly the net fair values shown below would not differ materially from fair values calculated in accordance with SFAS 107.

		2003		2002
	Footnote	Carrying value	Net fair value	Carrying value	Net fair value
		$m	$m	$m	$m
Financial assets
Cash assets	(a)	5,032	5,032	6,294	6,294
Due from other financial institutions	(a)	10,383	10,383	15,876	15,876
Due from customers on acceptances	(a)	19,562	19,562	19,474	19,474
Debt securities	(b)	38,884	38,967	39,323	39,352
Trading derivatives	(c)	23,644	23,644	12,128	12,128
Investments relating to life insurance business
Equity securities	(d)	30,399	30,399	21,979	21,979
Debt securities	(d)	5,129	5,129	8,483	8,483
Loans and advances	(e)	247,959	246,922	231,300	233,688
Mortgage servicing rights	(f)	—	—	1,794	1,794
Shares in controlled entities, joint venture entities and other securities	(g)	1,445	1,870	1,199	1,543
Regulatory deposits	(a), (h)	225	225	129	129

Financial liabilities
Due to other financial institutions	(a)	45,128	45,128	43,279	43,279
Liability on acceptances	(a)	19,562	19,562	19,474	19,474
Trading derivatives	(c)	21,479	21,479	12,000	12,000
Deposits and other borrowings	(i)	210,146	208,952	206,864	207,007
Life insurance policy liabilities	(j)	32,457	32,457	30,425	30,425
Bonds, notes and subordinated debt	(k)	22,707	26,533	22,192	23,428
Other debt issues	(k)	1,743	2,627	1,866	3,044

The net fair value estimates are based on the following methodologies and assumptions:

(a)          the carrying amounts of cash assets, due from and to other financial institutions, due from and to customers on acceptances and regulatory deposits approximate their net fair value as they are short term in nature or are receivable or payable on demand;

(b)         debt securities consist of trading, available for sale and investment securities.  The net fair values of debt securities, together with related hedge contracts where applicable, are based on quoted closing market prices at September 30;

(c)          the fair values of trading derivatives, including foreign exchange contracts, interest rate swaps, interest rate and currency option contracts, and currency swaps, are obtained from quoted closing market prices at balance date, discounted cash flow models or option pricing models as appropriate;

(d)         the net fair values of equity and debt securities held as investments relating to life insurance business are based on quoted closing market prices at September 30.  Where no quoted market value exists, various valuation methods have been adopted by the directors as detailed in note 1(p).  In those instances, the values adopted are deemed equivalent to net market value;

(e)          the carrying value of loans and advances is net of specific and general provision for doubtful debts and unearned income.  The net fair values of loans and advances that reprice within six months of year end are assumed to equate to the carrying value.  The net fair values of all other loans and advances are calculated using discounted cash flow models based on the maturity of the loans and advances.  The discount rates applied are based on the current interest rates at September 30 of similar types of loans and advances, if the loans and advances were performing at balance date. The differences between estimated net fair values of loans and advances and carrying value reflects changes in interest rates and creditworthiness of borrowers since loan or advance origination.

Net lease receivables with a carrying value of $14,864 million (2002: $15,626 million) and a net fair value of $14,777 million (2002: $15,748 million), are included in loans and advances.  Lease receivables are excluded from the definition of a financial asset under SFAS 107 and have been included in the above table for Australian reporting purposes;

(f)            the net fair value of mortgage servicing rights is derived using the contractual sale price in 2002 and using market prices of similar assets and discounted future net cash flows based on economic factors such as market and historic prepayment rates, portfolio characteristics and interest rates in 2001;

(g)         the net fair value of shares in controlled entities, joint venture entities and other entities and other securities is based on quoted closing market prices at balance date where available.  Where quoted market prices do not exist, the net fair values are estimated after taking into account the underlying financial position of the investee or quoted market prices for similar instruments;

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

(j)             the net fair value of life insurance policy liabilities is calculated using the Margin on Services methodology as detailed in note 1(z);

(k)          the net fair values of bonds, notes and subordinated debt and other debt issues are calculated based on quoted market prices.  For those debt issues where quoted market prices are not available, a discounted cash flow model using a yield curve appropriate to the remaining maturity of the instrumentsis used.  The fair value of off-balance sheet financial instruments that qualify as accounting hedges for the Group’s long-term debt is included in the fair value amount of hedged debt; and

(l)             commitments to extend credit, letters of credit and guarantees and warranties and indemnities issued are considered to be financial instruments. These financial instruments are generally not sold or traded and estimated fair values are not readily ascertainable.  Net fair value of these items was not calculated for the following reasons.  Very few of the commitments extended beyond six months would commit the Group to a predetermined rate of interest.  Also, the fees attaching to these commitments are the same as those currently charged to enter into similar arrangements.  Finally, the quantum of fees collected under these arrangements, upon which a fair value calculation would be based, is not material.

48 Superannuation commitments

The Group sponsors a range of superannuation plans for employees which principally offer two types of benefits:

•                  accumulation benefits which provide a lump sum benefit on retirement or withdrawal; and

•                  defined benefits which provide a pension with the option of commutation of part of the pension on retirement, or lump sum benefit.

Accumulation benefits are based on accumulated contributions and interest earnings thereon.  Entities in the Group are obliged to contribute sufficiently to cover specified minimum benefit levels.  These obligations are legally enforceable.  The relevant trust deed may allow for the cessation of these contributions. Members and employer contributions are calculated as percentages of member’s salaries or wages.  In the case of some plans, member contributions are not required.

The Group maintains several defined benefit superannuation and pension arrangements world-wide.  Some sponsored plans are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the Group’s position inrelation to its defined benefit plans. The disclosures contained herein are in accordance with AASB 1028 “Employee Benefits”.  Plans listed below show the last actuarial assessments, made by independent actuaries on the dates indicated.

In relation to the Group’s European defined benefit plans, the plans’ actuaries have advised that using their best estimate (ie. most probable) assumptions for the long-term, the European plans are in a combined surplus position of approximately $737 million at June 30,2003.  In contrast, applying applicableaccounting disclosure principles, these plans are currently in a combined surplus position of $284 million on a vested benefits basis.  This means the market value of plan assets exceeds the present value of benefits that are not conditional on future employment.  Further, these plans are in a combined deficit position of $1,418 million on an accrued benefits basis.  This means the present value of future benefits exceeds the market value of plan assets at June 30, 2003, being the last assessment date.  The discount rate used to determine both the vested benefit and accrued benefit positions does not reflect the actual asset mix and the expected earnings on the plans’ assets over the long-term.  As such, these positions will change with future market conditions at a point in time.

The actuaries’ advice provides comfort to the Group that the plans will meet their long-term obligations.  In addition, the Group continues to meet the applicable statutory minimum funding requirements set by legislation in the UK and Republic of Ireland.  The Group has no obligation to make payments inrespect of the plans’ deficits over and above its annual contributions.  These contributions are only set after agreement between the Group and the plans’ trustees and actuaries.  The next scheduled triennial review for this purpose is September 30, 2004 for all UK plans and September 30, 2005 for the NationalIrish Bank Pension Scheme.

The Group contributed $228 million in respect of all superannuation and pension plans for 2003 (2002: $165 million).  Included therein were contributions of $89 million in respect of the Group’s European defined benefit pension plans (2002: $71 million).

The Group’s accounting policy is set out in note 1(nn).  Under this accounting policy, the Group recognised superannuation and pension expenses of$243 million in 2003 (2002: $130 million), of which $111 million related to the Group’s European defined benefit pension plans (2002: $44 million). These expenses are reported within personnel expenses.  Under the accounting policy, the Group recognised defined benefit pension fund surpluses as an asset in the Group’s balance sheet on acquisition of entities.  This asset is subsequently adjusted for prepayments and accruals and is referred to as a prepaid pension cost asset. The carrying value of the prepaid pension cost asset as at September 30, 2003 was $616 million and is reported within other assets (2002: $689 million).  A provision for deferred income tax has been recognised for timing differences in relation to prepaid pension costs as at September 30, 2003 of $189 million (2002: $246 million).

No liabilities have been recognised in the Group’s balance sheet in relation to the current defined benefit fund deficits reflected in the table below as the Group has no obligation to make payments in respect of those deficits over and above its annual contributions to these plans unless required by the applicablestatutory minimum funding requirements.  The Group’s European defined benefit plans are all adequately funded under the minimum funding requirements test in the UK and the Republic of Ireland as at September 30, 2003.

Listed below are details of the major plans with total assets in excess of $10 million each.  The accrued benefits, plan assets at net market value, net surplus/ (deficit) and vested benefits of these plans (converted at exchange rates at September 30) were:

	2003
Name of defined benefit fund	Last assessment date and actuary name	Accrued benefits	Plan assets	Net accrued benefit surplus/(deficit)	Vested benefits	Net vested benefit surplus/(deficit)
		$m	$m	$m	$m	$m
National Australia Bank Group Superannuation Fund A (1)	June 30, 2000 (1) Mr SJ Schubert, FIA, FIAA Towers Perrin	1,764	1,811	n/a	1,711	100

Clydesdale Bank Pension Scheme (2)	June 30, 2003 Watson Wyatt Partners Consulting Actuaries	1,928	1,301	(627)	1,272	29

Northern Bank Pension Scheme (2)	June 30, 2003 Watson Wyatt Partners Consulting Actuaries	1,245	946	(299)	825	121

National Irish Bank Pension Scheme (2)	June 30, 2003 Watson Wyatt Partners Consulting Actuaries	335	317	(18)	186	131

National Australia Bank UK Retirement Benefits Plan (2)(3)	June 30, 2003 Watson Wyatt Partners Consulting Actuaries	302	179	(123)	162	17

Yorkshire Bank Pension Scheme (2)	June 30, 2003 Watson Wyatt Partners Consulting Actuaries	1,577	1,226	(351)	1,240	(14)

Bank of New Zealand Officers’ Provident Association (4)	October 31, 2002 Ms GR Spooner, BSc, FIAA, FNZSA Watson Wyatt NZ Ltd	160	228	68	157	71

National Wealth Management Superannuation Fund (5)(6)	July 1, 2002 (6) Mr D O’Keefe, BA, ASA FASFA, FIAA KPMG Actuaries Pty Ltd	95	105	n/a	105	—
Total defined benefit funds		7,406	6,113	(1,350)	5,658	455

	2002
Name of defined benefit fund	Last assessment date and actuary name	Accrued benefits	Plan assets	Net accrued benefit surplus/(deficit)	Vested benefits	Net vested benefit surplus/(deficit)
		$m	$m	$m	$m	$m
National Australia Bank Group Superannuation Fund A (1)	June 30, 2000 (1) Mr SJ Schubert, FIA, FIAA Towers Perrin	1,764	1,836	n/a	1,704	132

Clydesdale Bank Pension Scheme (2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	1,848	1,659	(189)	1,623	36

Northern Bank Pension Scheme (2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	1,192	1,222	30	1,082	140

National Irish Bank Pension Scheme (2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	302	383	81	242	141

National Australia Bank UK Retirement Benefits Plan (2)(3)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	276	213	(63)	216	(3)

Yorkshire Bank Pension Scheme (2)	June 30, 2002 Watson Wyatt Partners Consulting Actuaries	1,514	1,599	85	1,330	269

	2002
Name of defined benefit fund	Last assessment date and actuary name	Accrued benefits	Plan assets	Net accrued benefit surplus/(deficit)	Vested benefits	Net vested benefit surplus/(deficit)
		$m	$m	$m	$m	$m
Bank of New Zealand Officers’ Provident Association (4)	October 31, 2001 Ms GR Spooner, BSc, FIAA, FNZSA Watson Wyatt NZ Ltd	158	238	80	155	83

National Staff Superannuation Fund (MLC) (5)(6)	June 30, 2001 (6) Mr SJ Schubert, FIA, FIAA Towers Perrin	93	95	n/a	99	(4)
Total defined benefit funds		7,147	7,245	24	6,451	794

(1)       National Australia Bank Group Superannuation Fund A is technically a defined benefit fund although the vast majority of members have accumulation benefits. Accrued benefits are at the date of the last actuarial assessment, which was June 30, 2000.  Plan assets and vested benefits are as at June 30, 2003, being the date of the most recent financial statements of the fund (for 2002 comparative information, they are as at June 30, 2002).  The surplus of plan assets over accrued benefits has not been reported due to the different measurement dates.  Approximately 5.0% of disclosed accrued benefits relate to defined benefits.  Approximately 9.8% of the disclosed plan assets relate to defined benefits.

(2)       Accrued benefits, plan assets and vested benefits are at the date of the last actuarial assessment, which was June 30, 2003.  Comparative amounts are as of the actuarial assessment date of June 30, 2002.

(3)       Employees working for National Australia Bank Limited, National Australia Group Europe Limited, National Australia Group Services Europe Limited and National Australia Life Services Limited in Europe are eligible for membership of the National Australia Bank UK Retirement Benefits Plan.

(4)       Bank of New Zealand Officers’ Provident Association has two divisions within one fund.  Division 1 is a defined benefit plan and is closed to new members.  Division 2 is a cash accumulation plan and contains the majority of members.  The division 1 component of accrued benefits is at the date of the last actuarial assessment which was October 31, 2002.  The plan assets and vested benefits are as at October 31, 2002, being the date of the most recent financial statements of the fund.

(5)       On 30 June 2002, the National Staff Superannuation Fund (MLC) was transferred into the Plum Financial Services Master Trust.  From July 1, 2002, TowersPerrin was replaced as actuary of this fund by KPMG Actuaries Pty Ltd and the fund was renamed National Wealth Management Superannuation Plan.

(6)       National Wealth Management Superannuation Fund is technically a defined benefit fund although the majority of members have accumulation benefits.  Accruedbenefits are at the date of last actuarial assessment of the fund, which was July 1, 2002 (for 2002 comparative information they were as at June 30, 2001).  Plan assets and vested benefits are as at June 30, 2003, being the date of the most recent financial statements of the fund (for 2002 comparative information, they are as at June 30, 2002).  The surplus of plan assets over accrued benefits has not been reported due to the different measurement dates.  Approximately 60.9% of disclosed accrued benefits relate to defined benefits.  Approximately 61.9% of the disclosed plan assets relate to defined benefits.

49 Operating lease commitments

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Estimated minimum lease commitments
Due within 1 year	167	178	82	68
Due within 1 – 2 year(s)	193	184	116	86
Due within 2 – 3 years	150	207	82	121
Due within 3 – 4 years	153	174	91	97
Due within 4 – 5 years	171	188	116	116
Due after 5 years	958	1,020	486	440
Total operating lease commitments (1)(2)(3)	1,792	1,951	973	928

Commitments by type
Commercial and residential buildings	1,638	1,815	818	792
Data processing and other equipment	154	136	153	136
Total operating lease commitments	1,792	1,951	971	928

	Group		Company
	2003	2002	2003	2002
	$m	$m	$m	$m
(1) Figures include liabilities taken up for surplus leased space and lease incentives.

(2) Includes non-cancellable operating lease commitments consisting of:
Due within 1 year	76	66	—	—
Due within 1 – 2 year(s)	70	60	—	—
Due within 2 – 3 years	63	53	—	—
Due within 3 – 4 years	57	48	—	—
Due within 4 – 5 years	50	45	—	—
Due after 5 years	427	363	—	—
Total non-cancellable operating lease commitments	743	635	—	—

(3)       Included in this note are lease commitments resulting from the sale and leaseback of various properties.  These transactions are generally for a term of five years, or 10 years for major properties.  There is no ongoing involvement in the properties other than rental payments.

50 Capital expenditure commitments

Land and buildings
Due within 1 year	41	102	40	99
Due within 1 - 2 year(s)	—	44	—	44
Due within 2 – 5 years	—	1	—	1
Data processing and other equipment
Due within 1 year	25	40	23	33
Other
Due within 1 year	5	4	—	—
Total capital expenditure commitments	71	191	63	177

51 Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 2003 and 2002 years.

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

Other transactions with controlled entities may involve leases of properties, plant and equipment, the provision of data processing services or access to intellectualor other intangible property rights.  Charges for these transactions are made on the basis of equitable rates agreed between the parties.  The Company also provides various administrative services to the Group, which may include accounting, secretarial and legal.  Fees may be charged for these services.

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

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted under ASIC Class Order 98/110 dated July 10, 1998, from providing details of certain loans or financial instrument transactions made by banks to related parties (other than directors) in the ordinary course of banking business and on an arm’s length basis or with the approval of shareholders of the relevant entity and its ultimate parent entity, if any.  The application of this Class Order may cause the Group’s disclosure of related party transactions to differ from that disclosed by the Company’s controlled entities in their statutory financial reports.

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

The Company lodged such a declaration with its annual return to ASIC for the year ended September 30, 2003.

Loans to directors

Loans made to the directors of the Company and to the non-executive directors of its controlled entities are made in the ordinary course of business on commercial terms and conditions.  Loans to executive directors of controlled entities are made on similar terms and conditions to other employees within the Group.  Loans to directors and senior executives of the Company are subject to restrictions under applicable laws and regulations including the United States Sarbanes Oxley Act of 2002.

Under the Class Order referred to above, disclosure is limited to the aggregate amount of loans made or guaranteed by:

•                  the Company and its controlled entities to directors of all entities within the Group; and

•                  controlled non-banking entities to the related parties of directors of all entities within the Group.

The aggregate amounts of such loans outstanding, loans made and repayments received for the last two years to September 30, were:

	Group		Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Balance outstanding at September 30	43,265	36,418	1,022	214
Loans made during the year
Normal terms and conditions	10,035	6,130	861	94
Employee terms and conditions	11,338	7,924	—	—
Repayments received during the year
Normal terms and conditions	7,045	5,435	53	300
Employee terms and conditions	5,901	7,938	—	—

The following table sets out the nature of loans made to directors of the Company and controlled entities during the year:

	Group
	2003	2002
S Alomes	2,3,4	1,2,3,4
DJ Anderson	2,3,4	1,2,4
JO Anderson	1,2,3,4	2,3,4
MT Anderson	1,2,4	1,2,4
BA Baker	1,2,4	1,2,4
GLL Barnes	—	1,2,4
I Barr	1,2,3	1,2,3
G Bennett	1,2,3,4	—
CJ Black	2,4	1,4
AM Boreland	2,4	1,4
DK Bould	2,4	2,4
RK Boyce	1,3	2,3
PP Boyle	—	2,3,4
A Brady	2,3,4	—
D Braimbridge	2,4	1,2,4
R Brice	3	1,4
PF Brooksbank	2,4	2,4
T Burns	1,4	—
I Butler	—	2,3
CR Campbell	2,4	1,2,4
K Campbell	1,2,3,4	1,2,4
PJA Carson	1,2,4	1,2,4
BT Case	2,4	—
D Cathie	1,2,4	1,2,3,4
FJ Cicutto	—	2,3
AJ Clarke	1,2,4	—
JB Clark	1,2,3	—
RE Clements	1,2,3	1,2,3
WA Cole	—	2,3
G Comito	2,3	1,2,3
KL Cormican	1,2,3,4	1,2,3,4
KF Courtney	2,3	3
S Cranwell	2,4	—
H Crowe	1,2,4	—
G Cullen	1,2,4	2,4
JA Docherty	—	2,3
M Donohoe	2,4	1,2,4
K Doran	2,3	1,2,3
D Douglas	1,2,3,4	3,4
MC Dowland	4	1,4
J Duffield	3	—
CW Duncan	1,2,4	1,2,4
C Dundas	1,2,3	—
J Dyer	1,2,4	1,4
MM Elliott	2,3	3
RR Erdos	1,2,4	2,4
R Fawcett	1,4	—
P Fegan	—	2,3,4
ID Ferguson	1,2,3,4	2,4
R Ferrari	2,4	2,4
PG Flavel	1,2,3,4	1,2,3,4
SRB Fletcher	2,3,4	1,2,3,4
E Goff	—	1,2,4
B Gordon	—	1,2,3
L Gray	1,2,3,4	1,2,4
GT Greer	1,2,3,4	1,2,3,4
RJ Gregory	1,2,3	1,2,3
AP Hale	—	1,2,3,4
W Handley	2,3,4	2,3
CJ Harding	4	—
GDB Harkness	1,3	3
A Haslam	1,4	4
RD Henriks	—	1,2,4
DC Holden	—	2,3,4
A Hondros	—	2,4
HL Hooi	2,3,4	1,2,3
JE Hooper	1,2,4	2,4
M Hosking	2,4	1,2,4
R Hoskins	1,2,3	—
T Hunt	2,4	—
JC Hurst	2,4	2,4
GA Hyde	2,4	2,4
PA Jefferies	1,3	1,3
M Kelly	2,3,4	2,3,4
P Kempster	2,4	—
D Keys	2,4	2,4
V Koh Yoke Har	2,4	2,4
GJ Kraehe	3	3
DM Krasnostein	1,3,4	1,2,3
MT Laing	2,4	1,2,4
R Lakin	1,2,4	1,2,4
B Lanesman	1,2,4	1,2,3
TM Lao	2,3,4	1,4
A Law	1,2,3,4	2,3,4
M Lawler	1,2,3	2,3
DIW Lawson	1,2,3,4	—
G Lefevre	1,2,3,4	2,3
C Lewis	1,2,4	—
P Leydon	1,2,3	1,2,4
SP Littlebury	1,2,3,4	1,2,3,4
B Long	2,3,4	2,3,4
D MacGregor	1,2,3	1,2,3
JT Macken	1,2,3,4	2,4
FR Mallia	2,3,4	2,3,4
K Marshman	2	1,4
RF Matrenza	2,3,4	—

	Group
	2003	2002
IG Mattiske	—	1,2,3
I McAuley	2,3	—
DJ McGee	2,3,4	1,2,3,4
RA McKimm	2,3	2,3
RE McKinnon	2,4	2,4
L McManus	2,4	—
D McPherson	4	2,4
G McSorley	1,2,4	—
SJD Melia	2,3,4	2,3,4
G Mescher	—	1,2,4
H Messieh	1,2,4	—
S Mettrick	1,2,4	—
B Meyler	2,3,4	1,2,4
G Miller	—	3
J Mitchell	2,4	—
R Mitchell	—	1,2,4
DE Moir	2,4	2,4
S Moore	2,3,4	—
RL Morath	1,3	1,4
AF Morrison	1,2,3	2,3
KJ Moss	1,3	1,3
M Murphy	2,4	1,2,4
M Murphy	1,2,3	—
RJ Murphy	1,2,3,4	—
GF Nolan	2,4	2,4
P Norris	1,2,4	1,2,3
AJ O’Grady	2,4	1,2,4
MG O’Neill	1,2,4	2,4
DG Paton	1,2,3,4	2,3,4
GR Pellett	1,2,3,4	1,2,3,4
M Philipsen	1,2,4	—
RE Pinney	1,2,3	1,2,3,4
RH Polkinghorne	2,4	1,2,4
D Price	—	2,4
RMC Prowse	—	1,2,4
JE Queen	2,3,4	1,2,4
H Raby	—	2,4
R Rauchenberger	2,4	1,2,4
DG Reid	2,4	1,2,4
D Richards	2,4	2,4
PD Rogan	1,2,3,4	1,2,3
GJS Rogers	1,4	—
PK Roy	2,4	2,4
CA Russell	2,4	2,4
L Ryan	1,4	—
GP Savage	—	1,2,3
PB Scott	2,4	4
M Shaw	1,4	—
B Shimmins	1,4	—
I Showman	2,4	1,2,4
MJW Skilling	2,3,4	1,2,3
GR Slater	1,2,4	1,2,4
T Slater	1,4	2,4
MJ Smith	—	2,4
W Somerville	2,4	1,2,4
EW Stafford	2,4	—
A Stirrup	—	2,4
JD Storey	2,3	1,3
GA Targett	1,4	1,4
SC Targett	—	1,3
JD Taylor	1,2,4	1,2,4
KD Thawley	1,2,3	1,2,3
H Then	—	2,4
PL Thodey	2,3	4
HJ Thomson	—	1,2,3
RG Thompson	2,4	1,2,4
D Thorburn	1,2,3	2,4
D Treanor	1,2,4	1,2,4
M Tredenick	1,2,4	1,2,4
J Treloar	2,4	1,2,4
J Trethowan	1,2,3,4	1,2,4
S Tucker	—	1,4
RP Tuckey	2,4	2,4
P Tulloch	—	2,3
DL Upton	2,4	2,4
O Vanzuyden	—	2,3
M Vulic	1,2,4	—
I Walker	1,2,3,4	2,3,4
JD Walmsley	2,3	2,4
WAH Webster	1,2,4	—
E Wong	1,2,4	1,2,4
NL Youren	1,2,3,4	2,3

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

Loans made by the Group in 2003 and 2002 to directors or to any associate of such persons, as defined by SEC at no time exceeded 5% of equity.

Deposits

The value of deposits made with the Company, directly or indirectly, by directors of the Company and by parties related to them as at September 30, 2003 was $1,985,796 (2002: $1,189,294).  These deposits were transacted on normal terms and conditions.

Shares, share options, performance rights and equity instruments

The aggregate number of shares, share options and equity instruments issued, disposed/exercised, or held, directly, indirectly or beneficially by directors of the Company and by parties related to them during the last two years to September 30, 2003 is set out below.  The share and share option details represent issues under the Company’s dividend reinvestment plan, bonus share plan, UK dividend plan and, where applicable, employee share plans, executive option plans and performance rights plans.  Equity instrument details represent issues of National Income Securities.

	Issued		Company Disposed/exercised		Held
	2003	2002	2003	2002	2003	2002
Ordinary shares, fully paid	13,794	24,866	—	—	335,040	321,246
Share options over ordinary shares	425,000	—	—	200,000	1,825,000	1,400,000
Performance rights over ordinary shares	131,250	—	—	—	131,250	—
Equity instruments	—	—	—	—	1,170	1,170

All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, equity instrument holders or, where applicable, to all employees or executives of the Company under employee share plans, executive option plans and performance rights plans.

Other transactions of directors

All other transactions with directors, director-related entities and other parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions.  These transactions generally involve the provision of financial and investment services by non-bank controlled entities. All such transactions that have occurred with directors, director-related entities and other related parties have been trivial or domestic in nature.  In this context, transactions are trivial in nature when they are considered of little or no interest to the users of the financial report in making and evaluating decisions about the allocation of scarce resources.  Transactions are domestic in nature when they are related to the director’s personal household activities.

Controlled entities

Refer to note 20 for details of the Company’s investment in controlled entities. Refer to note 44 for details of controlled entities.

Details of amounts received from or paid to controlled entities, in the form of dividends or interest, are set out in notes 4 and 5(b).

In the context of the Group’s operations, the directors of the Company do not consider it practicable to collate details of dealings with controlled entities by transaction type, except to the extent that they have been collated and disclosed in respect of the specific transaction types referred to in the preceding paragraphs.

The Company has certain guarantees and undertakings with entities in the Group.  These are set out in note 45.

53 Remuneration of directors

Total income paid or payable, or otherwise made available, to all directors of the Company and each entity in the Group, directly or indirectly, by the Company or any related party consists of the following:

	Group		Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Salary package	43,392	45,595	3,771	3,275
Performance-based bonuses (1)	11,639	10,403	1,931	765
Other benefits	7,218	22,821	166	201
Total remuneration of directors	62,249	78,819	5,868	4,241

(1)       Represents bonuses paid in respect of prior year performance.

For the purposes of this note, remuneration does not include the fair value of options or performance rights issued to directors under the Company’s executives share option plan no. 2 and performance rights plan.  In June 2003, ASIC issued disclosure guidelines on valuing options in annual directors’ reports.  ASIC encouraged that these guidelines be applied to all disclosures of directors’ and executives’ emoluments.  Due to the impracticability of applying these guidelines to the greater than 260 directors of the Group, the guidelines have not been applied to this note.  The disclosure of senior executive emoluments in the report of directors has been based on ASIC’s guidelines.

The following table shows the number of directors of the Company whose total income paid or payable, or otherwise made available, directly or indirectly, by the Company or any related party, falls within each of the bands:

	Company
Remuneration ($)	2003	2002
110,001 – 120,000	—	1
120,001 – 130,000	1	—
130,001 – 140,000	—	1
140,001 – 150,000	1	2
160,001 – 170,000	1	1
170,001 – 180,000	1	—
210,001 – 220,000	1	—
220,001 – 230,000	1	—
230,001 – 240,000	—	1
250,001 – 260,000	—	1
290,001 – 300,000	1	—
310,001 – 320,000	1	—
410,001 – 420,000	1	1
2,620,001 – 2,630,000	—	1
3,960,001 – 3,970,000	1	—
Total number of directors	10	9

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

	Group		Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Salary package	28,055	28,058	23,599	22,739
Performance-based bonuses (1)	5,139	11,240	3,165	7,866
Other benefits	15,309	25,435	12,108	11,173
Total remuneration of executives	48,503	64,733	38,872	41,778

(1)       Represents bonuses paid in respect of prior year performance.

For the purposes of this note, remuneration does not include the fair value of options or performance rights issued to executives under the Company’s executive share option plan no. 2 and performance rights plan.  ASIC issued disclosure guidelines on valuing options in annual directors’ reports in June 2003. ASIC encouraged that these guidelines be applied to all disclosures of directors’ and executives’ emoluments.  Due to the impracticability of applying these guidelines to the greater than 700 executives of the Group, the guidelines have not been applied to this note.  The disclosure of senior executive emoluments in the report of directors has been based on ASIC’s guidelines.

The following table shows the number of executives (as defined above) of the Group receiving gross remuneration, in each of the ranges stated, from the Company and related bodies corporate:

	Group				Company
Remuneration ($)	2003		2002		2003		2002
110,001 – 120,000	—		1		—		1
130,001 – 140,000	2		—		—		—
140,001 – 150,000	—		1		—		1
150,001 – 160,000	1		—		1		—
160,001 – 170,000	1		1		1		1
170,001 – 180,000	2		2		2		2
190,001 – 200,000	3		1		3		—
200,001 – 210,000	2		—		1		—
210,001 – 220,000	1		1	*	1		1	*
220,001 – 230,000	—		1		—		1
240,001 – 250,000	—		2		—		2
250,001 – 260,000	1		—		1		—
260,001 – 270,000	1		2	*	1		2	*
270,001 – 280,000	2		1		1		1
280,001 – 290,000	3		1		2		1
290,001 – 300,000	—		2		—		2
300,001 – 310,000	1		1		—		1
310,001 – 320,000	3		—		3		—
320,001 – 330,000	—		2		—		2
330,001 – 340,000	—		3	*	—		3	*
340,001 – 350,000	1		2		1		2
350,001 – 360,000	—		5		—		5
360,001 – 370,000	—		3		—		1
370,001 – 380,000	1		—		1		—
380,001 – 390,000	2		3		2		3
390,001 – 400,000	5	*	1	*	4	*	1	*
400,001 – 410,000	1	#	—		1	#	—
410,001 – 420,000	2		3	*	2		2	*
420,001 – 430,000	2		1		2		1
430,001 – 440,000	2		—		2		—
440,001 – 450,000	2		1		2		—
450,001 – 460,000	1		1		—		1
460,001 – 470,000	2		1		2		1
470,001 – 480,000	2	*	1		2	*	1
490,001 – 500,000	—		1		—		1
500,001 – 510,000	1		—		1		—
510,001 – 520,000	—		1		—		1
520,001 – 530,000	2	#	—		1	#	—
530,001 – 540,000	2		—		2		—
540,001 – 550,000	—		1	*	—		1	*
550,001 – 560,000	2		1		—		1
560,001 – 570,000	3	*	1		3	*	—
570,001 – 580,000	1		2		1		2
580,001 – 590,000	1	*	—		—		—
590,001 – 600,000	—		1		—		1
610,001 – 620,000	1		—		1		—
630,001 – 640,000	1		—		1		—
640,001 – 650,000	3		—		1		—
660,001 – 670,000	1		1		1		1
670,001 – 680,000	1		—		—		—
680,001 – 690,000	1		—		1		—
690,001 – 700,000	—		1		—		1
700,001 – 710,000	1		—		1		—
710,001 – 720,000	1		—		1		—
720,001 – 730,000	1		—		1		—
730,001 – 740,000	1	*	1	*	1	*	1	*
740,001 – 750,000	1	*	1		—		1
770,001 – 780,000	1		—		1		—
820,001 – 830,000	1	*	—		1	*	—
840,001 – 850,000	—		1		—		1
850,001 – 860,000	—		1		—		1
870,001 – 880,000	—		1		—		1
910,001 – 920,000	—		1		—		1
940,001 – 950,000	1		—		—		—
960,001 – 970,000	1		—		1		—
980,001 – 990,000	—		1	*	—		1	*
1,000,001 – 1,010,000	—		1		—		1
1,010,001 – 1,020,000	1		—		1		—
1,050,001 – 1,060,000	1		—		1		—
1,060,001 – 1,070,000	—		1		—		—
1,090,001 – 1,100,000	1		—		1		—
1,200,001 – 1,210,000	—		1		—		—
1,310,001 – 1,320,000	—		1		—		1
1,350,001 – 1,360,000	1		—		1		—

	Group			Company
Remuneration ($)	2003	2002		2003	2002
1,360,001 – 1,370,000	—	1		—	—
1,390,001 – 1,400,000	—	1	*	—	1	*
1,480,001 – 1,490,000	1	—		1	—
1,490,001 – 1,500,000	1	—		1	—
1,530,001 – 1,540,000	—	1		—	1
1,550,001 – 1,560,000	—	1		—	—
1,560,001 – 1,570,000	1	—		1	—
1,570,001 – 1,580,000	1	—		—	—
1,640,001 – 1,650,000	—	1		—	—
1,680,001 – 1,690,000	—	1		—	—
1,810,001 – 1,820,000	—	1		—	—
1,880,001 – 1,890,000	—	1		—	—
1,910,001 – 1,920,000	—	1		—	—
1,930,001 – 1,940,000	—	1	*	—	1	*
2,550,001 – 2,560,000	—	1	*	—	1	*
2,560,001 – 2,570,000	—	1	#	—	1	#
2,620,001 – 2,630,000	—	1		—	1
2,930,001 – 2,940,000	—	1		—	—
3,330,001 – 3,340,000	—	1	*	—	1	*
3,520,001 – 3,530,000	—	1		—	—
3,960,001 – 3,970,000	1	—		1	—
Total number of executives	84	81		66	64

*                 Includes retirement, retrenchment and/or other resignation benefits paid to at least one person in each of these bands.

#                 Includes expatriate benefits paid to at least one person in this band.

The remuneration bands are not consistent with the specific remuneration details set out in the report on the directors and officers as the basis of calculation differs due tothe differing requirements of the Corporations Act 2001 (Cth) and Australian Accounting Standards.

55 Remuneration of auditor

	Group			Company
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000

Total amounts paid or due and payable to auditor of the Company for:
Audit and review of the financial statements	7,879	7,000	7,511	2,790	2,295
Regulatory services (1)	2,940	2,169	1,518	1,135	1,088
Total audit fees	10,819	9,169	9,029	3,925	3,383
Audit-related fees (2)	3,327	4,222	4,087	1,420	2,103
Taxation services (3)	2,782	3,077	1,859	1,669	705
Other services (4)	456	3,751	3,207	204	2,495
	17,384	20,219	18,182	7,218	8,686
Total amounts paid or due and payable to related practices of the auditor of the Company for:
Consulting (5)	—	—	7,456	—	—
Total remuneration of the auditor and their related practices	17,384	20,219	25,638	7,218	8,686

Comparatives for the previous corresponding years have been reclassified to reflect the current basis of presentation.

(1)       Includes prudential supervision reviews for central banks and other regulatory services.

(2)       Includes employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews and consultations concerning financial accounting and reporting standards.

(3)       Includes tax compliance and tax advisory services. The auditor did not undertake any separate taxation engagements in relation to the calculation or determination of a Group entity’s tax expense or tax provision.

(4)       Includes Corporate Recovery Services.

(5)       Provision of personnel to assist with the development of the corporate intranet.

The Audit Committee has policies and procedures in place governing approval of audit and non-audit services.  For the 2003 year, audit and non-audit services proposed to be provided by the auditor were approved by the Audit Committee as part of the Annual External Audit Engagement Letter.  Any additional services proposed to be provided required the specific pre-approval of the Audit Committee.  The Audit Committee has delegated to the Audit Committee Chairman the authority to pre-approve audit and non-audit services to be provided by the auditor.  The decisions of the Audit Committee Chairman to specifically pre-approve an audit or non-audit service are presented to the Audit Committee meeting at its next scheduled meeting.

The Audit Committee approved ten non-audit engagements in the other services category pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of US Regulation S-X.  The fees paid for these services represent 0.06% of the remuneration paid to the auditor in 2003.  These ten de minimus engagements were brought to the attention of the Audit Committee and approved prior to the completion of the audit.

By virtue of ASIC Class Order 98/2000 dated September 30, 1998, and amended on February 8, 2000, the auditors of the Company and its controlled entities, KPMG, have been exempted from compliance with certain requirements of sections 324(1) and 324(2) of the Corporations Act 2001 (Cth).  The Class Order exemption applies to allow members of KPMG and bodies corporate in which a member of KPMG is a substantial shareholder (other than those members and bodies corporate in which a member of KPMG is a substantial shareholder engaged on the audit of the Company and/or controlled entities) to be indebted to the Company and its controlled entities provided that certain conditions are met, including the following:

•                  such indebtedness does not exceed $5,000; and

•                  section 324(3) of the Act applies to the relevant indebtedness; and

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

The Class Order is not currently being utilised, however, it is a requirement that its existence be disclosed in the financial report.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘Certain services provided by the external auditor - matters related to independence’ on page 17 in the ‘Business overview’ section.

56 Fiduciary activities

The Group’s fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts.  The aggregate amounts of funds concerned, which are not included in the Group’s statement of financial position, are as follows:

	Group
	2003	2002
	$m	$m
Funds under management	15,953	14,575
Funds under trusteeship	4,973	5,123
Funds under custody and investment administration	311,163	359,590

Arrangements are in place to ensure that these activities are managed independently from all other activities of the Group.

57 Life insurance business disclosures

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited (NAFM), MLC Limited (MLC) and MLC Lifetime Company Limited (MLC Lifetime) in Australia, National Australia Life Company Limited in Great Britain and Northern Ireland, BNZ Life Insurance Limited in New Zealand, MLC (Hong Kong) Limited in Hong Kong, PT MLC Life Indonesia in Indonesia, Advance MLC Assurance Co. Limited in Thailand.  This note is intended to provide detailed disclosures in relation to the life insurance business conducted through these controlled entities.

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

(a) Details of the solvency position of each life insurer in the Group

Australian life insurers

Under the Life Insurance Act 1995 (Cth), life insurers are required to hold reserves in excess of policy liabilities to meet certain solvency and capital adequacy requirements.  These additional reserves are necessary to support the life insurer’s capital requirements under its business plan and to provide a cushion against adverse experience in managing long-term risks.  In Australia, the Life Insurance Actuarial Standards Board has issued Actuarial Standard AS 2.03 “Solvency Standard” for determining the level of solvency reserves.  This standard prescribes a minimum capital requirement for each statutory fund and the minimum level of assets required to be held in each statutory fund.  Capital adequacy is determined in accordance with Actuarial Standard AS 3.03 “Capital Adequacy Standard”.

The summarised information provided below has been extracted from the financial statements prepared by each Australian life insurer in the Group for the purpose of fulfilling reporting requirements prescribed by local acts and prevailing prudential rules for 2003 and 2002.  For detailed solvency information on a statutory funds basis, users of this annual financial report should refer to the financial statements prepared by each life insurer.

			MLC
	NAFM	MLC	Lifetime
	$m	$m	$m
Solvency reserve as at September 30, 2003	29	125	481
Assets available for solvency as at September 30, 2003	76	243	731
Coverage of solvency reserve (times)	2.6	1.9	1.5

Non-Australian life insurers

The non-Australian life insurers in the Group are not governed by the Life Insurance Act 1995 (Cth) as they are foreign-domiciled life insurance companies.  Each of these companies is required to meet similar tests of capital adequacy and solvency based on the regulations of relevant local authorities.

(b) Actuarial methods and assumptions - Australian life insurers

(i) Policy liabilities

The policy liabilities have been calculated on the Margin on Services (MoS) method as set out in Actuarial Standard AS 1.03 “Valuation of policy liabilities” issued by the Life Insurance Actuarial Standards Board (refer to note 1(z)).

(ii) Types of business and profit carriers

Product type	Actuarial method	Profit carrier
Investment-linked	Accumulation	n/a
Non-investment-linked
Traditional non-participating business	Projection	Premiums
Lump sum risk – regular premiums	Projection	Premiums
Lump sum risk – single premiums	Projection	Claims
Income stream risk	Projection	Premiums
Annuity business	Projection	Annuity payments
Traditional participating business	Projection	Bonuses

(iii) Discount rates

These are the rates used to discount future cash flows under the projection method to determine the net present value.  The discount rates are determined by the earnings rate of the assets that support the policy liabilities.

	NAFM				MLC and MLC Lifetime
Discount rates	2003		2002		2003		2002
Traditional business
Ordinary	5.0	%(2)	5.3	%(2)	5.0	%(2)	5.3	%(2)
Superannuation	n/a		n/a		6.1	%(2)	6.5	%(2)
Term life insurance	4.4	%(1)	5.2	%(1)	4.4	%(1)	5.2	%(1)
Disability business	5.4	%(1)	5.2	%(1)	5.4	%(1)	5.2	%(1)
Annuity business	6.5	%(1)	6.9	%(1)	5.9	%(1)	6.0	%(1)

(1) Before tax.

(2) After tax.

(iv) Future expenses and indexation

Future maintenance expenses have been assumed to increase by a 2.0% (2002: 2.0%) per annum rate of inflation for NAFM, MLC and MLC Lifetime.  Future investment management fees have been assumed to remain at current rates.  Benefits and/or premiums on certain policies are automatically indexed by the consumer price index.  The policy liabilities assume a future take-up of these indexation options based on the relevant company’s recent experience.

(v) Rates of taxation

Rates of taxation in relation to the Australian life insurance business are outlined in note 1(pp).

(vi) Mortality and morbidity

Future mortality and morbidity assumptions are based on actuarial tables published by the Institute of Actuaries of Australia, with adjustments to claim incidence and termination rates based on recent experience as follows:

	NAFM	MLC and MLC Lifetime
Traditional business	Male 131% of IA 95-97 (1) Female 131% of IA 95-97 (1)	Male 90% of IA 95-97 (1) Female 90% of IA 95-97 (1)

Term life insurance	Male 59% of IA 95-97 (1) Female 59% of IA 95-97 (1)	Male 93% of IA 95-97 (1) Female 80% of IA 95-97 (1)

Disability income
Income protection benefits	Male: Rates similar to 120% of incidence and 110% of claim costs of IAD 89-93 (2) Female: Rates similar to 85% of incidence and 110% of claim costs of IAD 89-93 (2)	Male: Rates similar to 120% of incidence and 130% of claim costs of IAD 89-93 (2) Female: Rates similar to 85% of incidence and 130% of claim costs of IAD 89-93 (2)

Mortgage-related Total and Temporary Disablement benefits	Male: Rates similar to 180% of incidence and 110% of claim costs of IAD 89-93 (2) Female: Rates similar to 180% of incidence and 110% of claim costs of IAD 89-93 (2)	n/a

Lump sum benefits	Various

Annuity business	56.3% of IM 80 and IF 80 (3)	52.5% of IM 80 and IF 80 (3)

Accident plan	Australian population rates (adjusted)	n/a

(1)            IA 95-97 is a mortality table developed by the Institute of Actuaries of Australia based on Australian insured lives experience from 1995 to 1997.

(2)            IAD 89-93 is a disability table developed by the Institute of Actuaries of Australia based on Australian insured lives disability income business experience from 1989 to 1993.

(3)            IM 80 and IF 80 are mortality tables developed by the Institute of Actuaries and the Faculty of Actuaries based on UK annuitant lives experience from 1979 to 1982.  The tables refer to male and female lives respectively and incorporate factors which allow for mortality improvements since the date of the investigation (There is no standard Australian annuitant mortality table).

(vii) Discontinuances

Assumed future annual rates of discontinuance for the major classes of business are as follows:

	NAFM		MLC and MLC Lifetime
Product type	2003	2002	2003	2002
Traditional business — ordinary	4.0%	5.0%	7.0%	5.0%
Traditional business — superannuation	n/a	n/a	5.0%	3.0%
Term life insurance	11.0%	11.0%	11.0%	11.0%
Accident business	6.0%	5.0%	n/a	n/a
Superannuation business (1)	n/a	n/a	13.0%	12.5%
Allocated pension (1)	n/a	n/a	5.0%	4.0%
Disability income	14.0%	15.0%	12.0%	13.0%

(1)    Superannuation business and allocation pension products relating to MLC and MLC Lifetime for 2002 has been restated to correct a numerical error in the percentages disclosed in the annual financial report 2002.  The previous percentages were 9.0% for superannuation business and 5.0% for allocated pension.

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

(ix) Crediting policy and bonus philosophy

For participating business, the Group’s policy is to set bonus rates such that over long periods, the returns to policyholders are commensurate with the investment returns achieved on relevant assets backing the policies, together with other sources of profit arising from this business.  Pre-tax profits are split between equity between various classes and sizes of policies in force.  Assumed future bonus rates included in policy liabilities were set such that the present value of policy liabilities equates to the present value of assets supporting the business together with assumed future investment returns, allowing for the shareholders’ right to participate in future pre-tax profits.

Assumed future annual bonus rates for the major classes of business are:

	Ordinary business		Superannuation business
	2003	2002	2003	2002
Bonus rate on sum assured	1.2%	0.95%	2.0%	1.75%
Bonus rate on existing bonuses	1.2%	0.95%	2.0%	1.75%

(c) Disclosure of assumptions — non-Australian life insurers

The policy liabilities for the Group’s non-Australian life insurers have been determined by the respective entity’s actuary in accordance with the guidelines and standards mandated by their local authorities.

(d) Glossary of terms relating to statutory funds business

Accumulation method – The outstanding calculation of the policy liability is based on the accumulation of premiums and investment earnings less fees applicable. Deferred acquisition costs are offset against this liability.

Annuity products – Policies that provide a regular payment to the policyholder for a specified period or until death of the insured.  Policies may also provide for a payment of a specified amount upon death.

Bonuses — Discretionary amounts added to the benefits currently payable under participating business.  Under the Life Insurance Act 1995 (Cth), bonuses are a distribution to policyholders of current profits and retained profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).  The total amount of policyholders’ retained profits distributed in the reporting period as interim and terminal bonus distributions is included in claims expense.  Bonuses proposed during a year are included in the change in policy liabilities.

Classes of business — Under the Life Insurance Act 1995 (Cth), there may be two classes of business in each statutory fund: superannuation business and ordinary business.  Superannuation business is maintained for the purpose of a superannuation or retirement scheme.  Ordinary business is all other business.

Discontinuances – The voluntary termination of policies through surrender, lapse (surrender value is insufficient to support the debt on the policy) or forfeiture (non-payment of premiums when the policy has no surrender value).

Experience profits/(losses) — The profits/(losses) that occur when the actual experience of business is better (or worse) than that expected according to the assumptions used in the calculation of policy liabilities or when once-off events occur which were not allowed for in the assumptions.

Investment account policies – Policies where the benefits are calculated by reference to an account balance.  Interest is added to the account balance each year as a distribution of profits under the Life Insurance Act 1995 (Cth).

Investment management expenses — The costs of managing the investment portfolio including principal investment advice, investment management and custodian expenses.

Maintenance expenses – The costs of all activities which support the maintenance and servicing of the business currently in force.  Maintenance expenses include the cost of processing policy renewals, the cost of processing claims and surrender payments, various management costs, renewal commission, and the cost of maintaining product and administration systems.  Maintenance expenses include all costs that are not policy acquisition costs or investment management expenses.

Non-participating business – Policies where the policy benefits are fully specified in the policy document.  Profits or losses on this business accrue solely to the shareholders.

Participating business — Policies where the policy benefits include, in addition to benefits guaranteed by the policy document, an entitlement to share (with the shareholders) in the profits of the life company.  These profits are usually distributed by providing additional benefits under the policies eg. by the addition of bonuses or interest credits.  The participating policyholders’ share of the profits is protected by the Life Insurance Act 1995 (Cth).  The participating business includes whole of life, endowment insurance, pure endowment policies and investment account policies.

Planned profit — The amount of profit that is expected to be generated from the profit margins for a particular reporting period.

Policy acquisition costs or new business selling costs — These include advisory fees, the cost of processing the application, advertising and promotion of products and services, and the cost of developing and establishing new products and related activities.

Profit margin — The expected profit under the policy is the profit margin.  It depends upon the premiums charged and the policy benefits provided, the policy experience to date (including the policy acquisition costs incurred) and the assumptions used in the calculation of policy liabilities.  Under the requirements of AS 1.03, profit margins are often defined in terms of the value of another income or expense item (profit carrier).  For participating business, profit margins include those for both policyholders and shareholders.  For non-participating business, all profit margins belong to shareholders.

Projection Method — The calculation of policy liability is performed by making estimates about future expected cash flows (investment income, premiums, expenses, redemptions, benefit payments). The expected cash flows are then discounted to obtain a present value.

Traditional business — Policies such as whole of life insurance, endowment insurance and pure endowment policies.  The sum insured and any bonuses are payable on death or on reaching a certain age (endowment insurances and pure endowments).  Premiums are normally paid throughout the policy term.  Traditional business, which is normally participating business, is included within non-investment-linked business.

Whole of life and endowment — Policies where the sum insured and bonuses are payable on death or on reaching a certain age.  Bonuses are added each year as distribution of profits under the Life Insurance Act 1995 (Cth).

(e) Disaggregated information

The Group’s life insurance business is conducted through a number of life insurance entities in Australia and overseas.

In Australia, under the Life Insurance Act 1995 (Cth), life insurance business is conducted within separate statutory funds which are distinguished from one another and from the shareholders’ funds.  The financial statements of Australian life insurers are lodged with the relevant Australian regulators and show all major components of the financial statements disaggregated between each life insurance statutory fund and the shareholders’ funds.

The disaggregated financial statements of the Group’s life insurance businesses for 2003 are summarised below:

	Australian statutory funds
	Investment- linked business	Non- investment- linked business	International life insurance funds (1)	Total life insurance funds
	$m	$m	$m	$m
Disaggregated statement of financial performance
For the year ended September 30, 2003

Premium and related revenue
Total premiums received or receivable (2)	5,505	731	311	6,547
Deduct: Policyholder investment contributions	5,445	—	—	5,445
Fee revenue in premiums	60	731	311	1,102
(Add)/Deduct: Outward reinsurance expense	(1)	130	24	153
Other income	—	—	—	—
Total premium and related revenue	61	601	287	949
Investment revenue
Equity securities	2,055	148	47	2,250
Debt securities	342	138	21	501
Property	—	8	—	8
Total investment revenue	2,397	294	68	2,759
Total life insurance revenue	2,458	895	355	3,708

	Australian statutory funds
	Investment- linked business	Non- investment- linked business	International life insurance funds (1)	Total life insurance funds
	$m	$m	$m	$m
Claims expense
Total claims paid or payable (3)	(4,853)	(886)	(209)	(5,948)
Deduct: Policyholder investment withdrawals	4,853	—	—	4,853
Total claims expenses	—	(886)	(209)	(1,095)
Deduct: Reinsurance claim recoveries	—	121	16	137
Net claims expense	—	(765)	(193)	(958)
Change in policy liabilities	(1,845)	310	17	(1,518)
Policy acquisition expense
Commission	(95)	(97)	(57)	(249)
Other	(26)	(60)	(21)	(107)
Policy maintenance expense
Commission	(79)	(41)	(20)	(140)
Other	(127)	(63)	(27)	(217)
Investment management fees	(64)	(7)	(4)	(75)
Interest expense	(3)	(18)	1	(20)
Total life insurance expenses	(2,239)	(741)	(304)	(3,284)
Profit from ordinary activities before income tax expense	219	154	51	424
Income tax (expense)/benefit relating to ordinary activities	(108)	(21)	3	(126)
Net profit	111	133	54	298
Net (profit)/loss attributable to outside equity interest	28	—	(12)	16
Net profit attributable to parent entity	139	133	42	314

Disaggregated MoS shareholder profit analysis
For the year ended September 30, 2003

Planned profit margins	127	95	18	240
Experience variation and other items	(14)	16	4	6
Reversal of capitalised losses	—	4	6	10
Operating margins	113	115	28	256
Investment earnings on contributed equity and retained profits	26	18	14	58
Net profit attributable to parent entity	139	133	42	314

Disaggregated statement of financial position
As at September 30, 2003

Assets
Investment assets (1)	31,161	3,908	777	35,846
Other assets	692	444	76	1,212
Total assets	31,853	4,352	853	37,058
Liabilities
Policy liabilities (1)	28,737	3,109	463	32,309
Unvested policyholder benefits	—	148	—	148
Other liabilities	130	553	96	779
Total liabilities	28,867	3,810	559	33,236
Net assets	2,986	542	294	3,822

Equity
Contributed equity	—	—	197	197
Retained profits	441	542	97	1,080
Outside equity interest	2,545	—	—	2,545
Total equity	2,986	542	294	3,822

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

The disaggregated financial statements of the Group’s life insurance businesses for 2002 are summarised below:

	Australian statutory funds
	Investment-linked business	Non- investment- linked business	International life insurance funds (1)	Total life insurance funds
	$m	$m	$m	$m
Disaggregated statement of financial performance
For the year ended September 30, 2002

Premium and related revenue
Total premiums received or receivable (2)	9,363	711	388	10,462
Deduct: Policyholder investment contributions	9,273	3	—	9,276
Fee revenue in premiums	90	708	388	1,186
(Add)/Deduct: Outward reinsurance expense	(4)	113	30	139
Other income	—	80	7	87
Total premium and related revenue	94	675	365	1,134
Investment revenue
Equity securities	(1,734)	(115)	(28)	(1,877)
Debt securities	567	166	26	759
Property	124	20	(14)	130
Total investment revenue	(1,043)	71	(16)	(988)
Total life insurance revenue	(949)	746	349	146
Claims expense
Total claims paid or payable (3)	(7,360)	(853)	(259)	(8,472)
Deduct: Policyholder investment withdrawals	7,360	39	—	7,399
Total claims expenses	—	(814)	(259)	(1,073)
Deduct: Reinsurance claim recoveries	—	92	25	117
Net claims expense	—	(722)	(234)	(956)
Change in policy liabilities	1,179	387	71	1,637
Policy acquisition expense
Commission	(75)	(87)	(58)	(220)
Other	(104)	(48)	(34)	(186)
Policy maintenance expense
Commission	(119)	(34)	(23)	(176)
Other	(56)	(66)	(47)	(169)
Investment management fees	(73)	(11)	(2)	(86)
Interest expense (4)	(5)	(6)	—	(11)
Total life insurance expenses	747	(587)	(327)	(167)
Profit/(loss) from ordinary activities before income tax expense	(202)	159	22	(21)
Income tax (expense)/benefit relating to ordinary activities	307	(55)	(4)	248
Net profit	105	104	18	227
Net profit attributable to outside equity interest	—	—	(6)	(6)
Net profit attributable to parent entity	105	104	12	221

	Australian statutory funds
	Investment-linked business	Non- investment- linked business	International life insurance funds (1)	Total life insurance funds
	$m	$m	$m	$m
Disaggregated MoS shareholder profit analysis
For the year ended September 30, 2002

Planned profit margins	140	108	15	263
Experience variation and other items	(14)	(19)	—	(33)
Reversal of new business losses	—	(4)	—	(4)
Operating margins	126	85	15	226
Investment earnings on contributed equity and retained profits	(21)	19	(3)	(5)
Net profit attributable to parent entity	105	104	12	221

Disaggregated statement of financial position
As at September 30, 2002

Assets
Investment assets (1)	26,248	3,910	795	30,953
Other assets	1,219	525	46	1,790
Total assets	27,467	4,435	841	32,743
Liabilities
Policy liabilities (1)	26,302	3,436	562	30,300
Unvested policyholder benefits	—	125	—	125
Other liabilities	757	577	28	1,362
Total liabilities	27,059	4,138	590	31,787
Net assets	408	297	251	956

Equity
Contributed equity	—	—	181	181
Retained profits	408	297	70	775
Total equity	408	297	251	956

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

(4) For the purposes of this disaggregated information comparative information in relation to the interest expense of the non-investment linked business has been restated.

58 Reconciliation with US GAAP and other US GAAP disclosures

In this note, National Australia Bank Limited is referred to as the Company and the Group consists of the Company and all entities over which it has control (refer to note 44).  A glossary of other key terms is contained at page 220.

The Company files its annual report (Form 20-F) with the United States SEC.

The financial report of the Group is prepared in accordance with Australian GAAP (refer to note 1), which differ in some respects from US GAAP.

The following are reconciliations of the Group’s financial statements for the last three years to September 30 for any significant adjustments to Australian GAAP which would be reported in applying US GAAP:

		Group
	Footnote	2003	2002	2001
		$m	$m	$m
Statement of income
For the year ended September 30
Net profit reported using Australian GAAP		3,955	3,373	2,083
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	137	224	(639)
Amortisation of goodwill	a(i)	—	(166)	(161)
Amortisation of present value of future profits (PVFP) asset	a(ii)	(137)	(157)	(56)
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	a(iii)	(373)	317	184
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	a(iv)	(128)	77	26
Movement in and elimination of deferred tax liabilities	a(v)	48	21	161
Difference in minority interest share of profit	a(vi)	16	26	32
Other life insurance accounting adjustments	a(vii)	168	49	(7)
Other adjustments
Difference in depreciation charge for buildings and profit/(loss) on sale of land and buildings	b	1	20	8
Amortisation of goodwill, core deposit intangible and associated deferred tax liability	c	98	—	(9)
Pension expense	d	(23)	30	67
Difference in recognition of profit on sale and leaseback transactions	e	14	18	8
Employee share compensation	f	(50)	(18)	(26)
Employee option compensation	g	(58)	(44)	(72)
Difference in lease revenue recognition	h	(7)	(17)	(101)
Transitional adjustment on adoption of SFAS 133	i	—	—	(352)
Movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	i	(392)	292	875
Difference in profit on sale of foreign controlled entity	i	—	(280)	—
Other		—	(18)	13
Total adjustments before tax expense according to US GAAP		3,269	3,747	2,034
Total tax impact of adjustments		258	(292)	(240)
Net income according to US GAAP (1)		3,527	3,455	1,794

(1)       Net income according to US GAAP for 2002 and 2001 have been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees”. Refer to footnote (g).

		Group
	Footnote	2003	2002	2001
		$m	$m	$m
Comprehensive income
For the year ended September 30
Net income according to US GAAP		3,527	3,455	1,794
Other comprehensive income
Foreign currency translation reserve (Tax: 2003: $640m; 2002: $223m; 2001: $(99)m)		(1,493)	(520)	192
Asset revaluation reserve (Tax: 2003: $(4)m; 2002: $4m; 2001: $(1)m)	b	9	(9)	2
Unrealised profits/(losses) on available for sale securities (Tax: 2003: $(69)m; 2002: $20m; 2001: $15m)	a(iv), j	161	(47)	(29)
Foreign currency revaluation surplus (Tax: 2003: $4m; 2002: $6m; 2001: $(9)m)	a(vii)	(164)	(55)	18
Shadow policy liabilities adjustment (Tax: 2003: $(19)m; 2002: $11m; 2001: $3m)	a(iii)	45	(25)	(6)
Transitional adjustment on adoption of SFAS 133 (Tax: 2003: nil; 2002: nil; 2001: $9m)	i	—	—	(17)
Movements in fair value of derivative financial instruments (Tax: 2003: $(9)m; 2002: $(6)m; 2001: $9m)	i	20	15	(18)
		(1,422)	(641)	142
Total comprehensive income according to US GAAP (1)		2,105	2,814	1,936

(1)       Total comprehensive income according to US GAAP for 2002 and 2001 has been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees”.  Refer to footnote (g).

Earnings per share according to US GAAP (cents) (1)	o
Basic		220.6	211.0	102.8
Diluted		213.1	205.6	104.4

(1)       Earnings per share according to US GAAP for 2002 and 2001 has been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees”.  Refer to footnote (g).

Statement of financial position

As at September 30

Equity

Issued and fully paid capital
Contributed equity reported using Australian GAAP		9,728	9,931	10,725
Employee share compensation	f	94	44	26
Employee option compensation	g	593	535	491
Issued and fully paid capital according to US GAAP (1)		10,415	10,510	11,242
Reserves
Reserves reported using Australian GAAP		893	2,105	2,427
Asset revaluation reserve	b	(16)	(7)	(16)
Foreign currency translation reserve		251	(1,242)	(1,762)
Reserves according to US GAAP	k	1,128	856	649

		Group
	Footnote	2003	2002	2001
		$m	$m	$m
Retained profits
Retained profits less outside equity interest reported using Australian GAAP		13,786	11,148	10,337
Adjustment to opening retained profits - employee option compensation	g	—	(491)	(419)
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	(4,972)	(5,081)	(5,281)
Recognition and amortisation of goodwill	a(i)	2,964	2,935	3,101
Recognition and amortisation of PVFP asset	a(ii)	1,452	1,589	1,746
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	a(iii)	(714)	(478)	(704)
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	a(iv)	(27)	70	8
Movement in and elimination of deferred tax liabilities	a(v)	299	251	230
Recalculation of minority interest	a(vi)	(115)	(131)	(78)
Movement in net present value of subordinated debt	a(vii)	(2)	(2)	10
Movement in foreign currency revaluation surplus	a(vii)	180	16	(39)
Other adjustments
Elimination of revaluation surplus of land and buildings	b	(107)	(98)	(109)
Adjustment of provision for depreciation on buildings revalued	b	91	89	87
Amortisation of goodwill, core deposit intangible and associated deferred tax liability	c	98	—	—
Pension expense	d	80	96	75
Unamortised profit on sale and leaseback transactions	e	(48)	(59)	(72)
Employee share compensation	f	(94)	(44)	(26)
Employee option compensation	g	(593)	(44)	(72)
Difference in lease revenue recognition	h	(110)	(103)	(89)
Transitional adjustment on adoption of SFAS 133	i	(232)	(232)	(232)
Movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	i	635	909	586
Provision for final cash dividend	l	—	1,151	1,054
Difference in profit on sale of foreign controlled entity	i	(280)	(280)	—
Other		(19)	(41)	(23)
Retained profits according to US GAAP (1)(2)		12,272	11,170	10,090
Outside equity interest
Outside equity interest reported using Australian GAAP		2,804	67	68
Reclassification of minority interest	a(vi)	(2,804)	(67)	(68)
Outside equity interest according to US GAAP		—	—	—
Accumulated other comprehensive income
Accumulated other comprehensive income reported using US GAAP at beginning of year (2)		1,469	2,006	1,662
Shadow policy liabilities adjustment	a(iii)	45	(25)	(6)
Unrealised profits/(losses) on available for sale securities (2)	a(iv), j	161	57	161
Foreign currency translation reserve		(1,493)	(520)	192
Asset revaluation reserve	b	9	(9)	2
Foreign currency revaluation surplus	a(vii)	(164)	(55)	30
Transitional adjustment on adoption of SFAS 133	i	—	—	(17)
Movements in fair value of derivative financial instruments	i	20	15	(18)
Accumulated other comprehensive income according to US GAAP		47	1,469	2,006
Total equity according to US GAAP		23,862	24,005	23,987

(1)       Issued and fully paid capital according to US GAAP and Retained profits according to US GAAP for 2002 and 2001 have been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees”.  Refer to footnote (g).

(2)       The reconciliation item ‘Unrealised profit on shares in entities and other securities’, previously reflected as an adjustment to retained profits, has been reclassified to accumulated other comprehensive income according to US GAAP.

		Group
	Footnote	2003	2002	2001
		$m	$m	$m
Assets
Total assets reported using Australian GAAP		397,471	377,387	374,720
Life insurance accounting adjustments
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(4,972)	(5,081)	(5,281)
Recognition and accumulated amortisation of goodwill	a(i)	2,964	2,935	3,101
Recognition and accumulated amortisation of PVFP asset	a(ii)	1,452	1,589	1,746
Restatement and reclassification of deferred acquisition costs	a(iii)	372	322	275
Difference in investments relating to life insurance asset values	a(iv)	19	36	20
Other adjustments
Revaluation surplus of land and buildings	b	(107)	(98)	(109)
Adjustment of provision for depreciation on buildings revalued	b	91	89	87
Amortisation of goodwill and core deposit intangible	c	98	—	—
Pension fund adjustment	d	80	96	75
Difference in lease revenue recognition	h	(125)	(118)	(101)
Fair value adjustments to derivative financial instruments and associated impact on provision for mortgage servicing rights	i	1,168	2,833	2,417
Unrealised profit on shares in entities and other securities	j	424	343	239
Assets of special purpose entity consolidated	m	281	38	—
Early pool-buyout reinstatement	n	—	230	—
Difference in profit on sale of foreign controlled entity	i	(280)	(280)	—
Other		(19)	(41)	(22)
Total assets according to US GAAP		398,917	380,280	377,167
Liabilities
Total liabilities reported using Australian GAAP		370,260	354,136	351,163
Life insurance adjustments
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	a(iii)	1,094	853	1,007
Elimination of present value discounting on deferred tax liabilities	a(v)	(299)	(251)	(230)
Increase in and reclassification of minority interest	a(vi)	2,920	198	143
Subordinated debt revaluation from net present value to cost	a(vii)	2	2	(10)
Other adjustments
Unamortised profit on sale and leaseback transactions	e	48	59	72
Deferred tax liability associated with difference in lease revenue recognition	h	(15)	(15)	(12)
Fair value adjustments to derivative financial instruments	i	767	2,070	1,964
Deferred tax liability associated with fair value adjustments to derivative financial instruments	i	(3)	106	137
Elimination of dividends provided for but not formally declared prior to balance date	l	—	(1,151)	(1,054)
Liabilities of special purpose entity consolidated	m	281	38	—
Proceeds received in advance – early pool-buyout	n	—	230	—
Total liabilities according to US GAAP		375,055	356,275	353,180
Net assets according to US GAAP		23,862	24,005	23,987

The following is a summary of the significant adjustments made to the Group’s net profit, equity and net assets to reconcile from Australian GAAP to US GAAP:

(a)  Life insurance accounting

(i)  Excess of market value over net assets

For Australian GAAP, the excess of the market value of the interest of life insurance entities in their controlled entities over the net assets is required to be recognised as an asset in the balance sheet with any subsequent movements reflected in the profit and loss account.  Deferred tax is provided on the movement recognised in the profit and loss account.  For US GAAP, this treatment is not permitted.  Goodwill resulting from acquisitions of life insurance companies is recognised on the balance sheet.  Goodwill balances are no longer amortised under US GAAP.  Refer to (c) below.

(ii)  PVFP asset

Under Australian GAAP, the excess of the market value over the net assets is recorded as a separate asset as described in note (a)(i), above.  For US GAAP, a PVFP asset is recognised on acquisition of life insurance companies.  The PVFP represents the actuarially-determined present value of estimated future US GAAP profits in respect of the in force business at acquisition.  The PVFP is amortised over the life of the acquired in force business.  The excess of the purchase price is recorded as goodwill.

(iii)  Revenue recognition, change in life insurance policy liabilities and deferred acquisition costs

For Australian GAAP, policy liabilities are calculated on a Margin on Services (MoS) basis.  For US GAAP, policy liabilities are calculated under SFAS 60 “Accounting and Reporting by Insurance Enterprises”, SFAS 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” and SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments”, depending on the type of product.

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

(iv)  Investments relating to life insurance business

For Australian GAAP, all assets are carried at net market value in the balance sheet with any movements in the value reflected in the profit and loss account. For US GAAP, this treatment is not permitted and the accounting treatment for investments, where different, is set out below:

•                  investments in leases are recorded using the provisions within SFAS 13 “Accounting for Leases” in order to recognise income over the term of the lease in proportion to the outstanding investment balance; and

•                  investments classified as available for sale using the provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” are recorded in the balance sheet at fair value with unrealised profits and losses recorded as a separate component of shareholders’ equity, being comprehensive income.  Income is recognised in the profit and loss account by amortising the purchase price to the maturity value over the life of the security.

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

(vii)  Other life insurance accounting adjustments

Foreign currency translation reserve

Under Australian GAAP, in respect of life insurance business, exchange profits and losses on foreign subsidiaries are taken to the profit and loss account.  Under US GAAP, where the functional currency is not the same as the ultimate parent’s reporting currency, exchange profits and losses are reported within a foreign currency translation reserve, which is a separate component of shareholders’ equity, being comprehensive income.

Restatement of subordinated debt to a cost basis

Under Australian GAAP, liabilities of life insurance entities are required to be stated at their net present value with movements taken to the profit and loss account.  US GAAP requires that the subordinated debt be held at principal.

(b)  Land and buildings

The Group revalues land and buildings annually (refer to note 1(u)).  Any revaluation increments and decrements are included in the Group’s reserves which form part of total equity.  Revalued buildings are depreciated over their estimated useful lives to the entity (land is not depreciated).  Under US GAAP, revaluation of land and buildings is not permitted.  Accordingly, depreciation charges on revalued buildings and profit or loss on sale of revalued buildings are adjusted back to a historical cost basis for US GAAP purposes.

(c)  Amortisation of goodwill, core deposit intangible and associated deferred tax liability

Under Australian GAAP, goodwill is amortised from the date of acquisition by systematic charges on a straight-line basis to the profit and loss account over the period in which the benefits are expected to arise, but not exceeding 20 years.  The carrying value of goodwill is reviewed at least annually.  If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is charged to the profit and loss account.

Under US GAAP, prior to October 1, 2002, goodwill was amortised over its economic life.  From October 1, 2002, the Group has adopted SFAS 142 “Goodwill and Other Intangible Assets”.  SFAS 142 requires goodwill currently held on the balance sheet to be separately identified and reviewed annually for impairment.  In addition, goodwill balances are no longer amortised under SFAS 142. The Group has not identified any impairment of goodwill on initial adoption of SFAS 142.

The following table outlines the effect of non-amortisation of goodwill on US GAAP net income and earnings per share for 2002 and 2001 to illustrate on a pro forma basis what these results would have been had SFAS 142 applied then.

	2002	2001
	$m	$m
Net income according to US GAAP – as reported	3,455	1,794
Add back: Goodwill amortisation	267	328
Net income according to US GAAP – pro forma	3,722	2,122
Basic earnings per share – as reported (cents)	211.0	102.8
Basic earnings per share – pro forma (cents)	228.2	124.1
Diluted earnings per share – as reported (cents)	205.6	104.4
Diluted earnings per share – pro forma (cents)	221.7	124.3

Under US GAAP, purchase adjustments that arise in the acquisition of a US company are required to be reflected in the acquiree’s financial report.  Following SEC regulations and guidelines, Michigan National Corporation was required to separately identify and account for the intrinsic value of its retail deposit base on acquisition.  The recognition of the intrinsic value of the retail deposit base, which arose from the premium paid to acquire Michigan National Corporation, was considered to be a component of goodwill under Australian GAAP.  For US GAAP purposes, the intrinsic value of the retail deposit base was deemed to be a core deposit intangible which was amortised over a period of 10 years.  Under Australian GAAP, the total goodwill (which includes the core deposit intangible) was amortised over 20 years.  In the calculation of the core deposit intangible under US GAAP, a deferred tax liability was created.  This tax liability was amortised over a 10 year period.  Under Australian GAAP, the deferred tax liability was not recognised.  The Group sold Michigan National Corporation on April 1, 2001.

(d)  Pension expense

For defined benefit pension plans, under Australian GAAP, the Group recognises the pension expense on an actuarial basis.  Under this basis, actuarial gains and losses are taken into account over the average remaining employment period of plan members, generally between 10 and 15 years.  Under US GAAP, pension expense for defined benefit plans is a function of service and interest cost, return on plan assets and amortisation of any prior service costs and of any net gains or losses.  US GAAP also requires the accrued pension liability to be reconciled with the funded status of the pension plan, with the funded status being the difference between the projected benefit obligation and the fair value of the plan assets.  As a result, under US GAAP, adjustments are required to reflect the appropriate pension expense for the year (refer to pension and other post-retirement benefit plans, below).

(e)  Profit on sale and leaseback transactions

Under Australian GAAP, profits on sale and leaseback transactions where the lease is structured as an operating lease are recognised in the period that the sale takes place.  Under US GAAP, profits on sale and leaseback transactions are required to be recognised over the term of the lease.

(f)  Employee share compensation

Under Australian GAAP, an expense is recorded where cash is paid to the compensation plan trustee to purchase the Company’s shares on market.  Where the Company issues shares as compensation, no expense is recorded in the profit and loss account.  Share issues are shown as a movement in contributed equity under Australian GAAP and no expense is recognised.  Under US GAAP, in accordance with SFAS 123 “Accounting for Stock-Based Compensation”,  these share offers would be considered part of employee compensation and charged to the profit and loss account based on the fair value of the shares issued at their date of issue.

(g) Employee option compensation

Under Australian GAAP, an expense is not recognised for share options or performance rights granted.

In accordance with US Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25), the Company adopts the intrinsic value method for valuing options issued under the executive share option plan No. 2 and performance rights issued under the performance rights plan.  Under the intrinsic value method, an expense is recognised where the quoted market price of the Company’s shares at the measurement date is different to the amount, if any, that the employee is required to pay.  As both plans are variable plans under APB 25, the measurement date is the date the number of options or performance rights that an employee is entitled to receive is known, which in most instances is the date the respective plan’s performance hurdle is met for that option or performance right grant.

For each grant of options and performance rights, an expense is accrued over the service period based on the Company’s share price at year end assuming all performance conditions will be met for all options and performance rights granted.  Once the first measurement date occurs, an adjustment is made to the total expense accrual to reflect both the proportionate number of options and performance rights that have vested and the closing share price at that date.  If at a later date, performance conditions are further met and it is known that more or less options may vest under the proportionate terms of the plans, a subsequent adjustment is made to the total expense accrual on the basis that a second measurement date has occurred.

Historically, the Group’s interpretation of APB 25 was that options granted by the Company were fixed awards.  This interpretation was based on the view that the number of options that would vest was known at grant date.  The Group has revised its interpretation of APB 25 such that options and performance rights granted by the Company under the respective plans are considered to be variable awards.  As a result of the revised interpretation of APB 25, the 2002 and 2001 comparatives have been restated in the statement of income reconciliation of net profit reported using Australian GAAP to net income according to US GAAP to reflect employee option compensation of $44 million in 2002 and $72 million in 2001.  In addition, retained profits according to US GAAP in 2001 has been adjusted by $419 million for the accumulated effect of employee option compensation relating to years prior to 2001.

The financial effects of the restatements are summarised as follows:

	2002	2001
	$m	$m
Net income according to US GAAP – as previously reported	3,499	1,866
Less: Adjustment for employee option compensation	(44)	(72)
Net income according to US GAAP– restated	3,455	1,794

Total comprehensive income according to US GAAP – as previously reported	2,858	2,008
Less: Adjustment for employee option compensation	(44)	(72)
Total comprehensive income according to US GAAP – restated	2,814	1,936

Issued and fully paid capital according to US GAAP – as previously reported	9,975	10,751
Add: Adjustment for employee option compensation – opening retained profits	491	419
Add: Adjustment for employee option compensation – current year net income	44	72
Issued and fully paid capital according to US GAAP – restated	10,510	11,242

Retained profits according to US GAAP – as previously reported	12,048	10,820
Less: Adjustment for employee option compensation – opening retained profits according to US GAAP	(491)	(419)
Less: Adjustment for employee option compensation – current year net income according to US GAAP	(44)	(72)
Less: Reclassification of ‘unrealised profit on shares in entities and other securities’ to accumulated other comprehensive income (1)	(343)	(239)
Retained profits according to US GAAP – restated	11,170	10,090

There is no impact on total equity according to US GAAP.

Earnings per share according to US GAAP (cents):
Basic earnings per share – as previously reported (cents)	213.9	107.4
Basic earnings per share – restated (cents)	211.0	102.8
Diluted earnings per share – as previously reported (cents)	208.3	108.7
Diluted earnings per share – restated (cents)	205.6	104.4

(1)       The reconciliation item ‘Unrealised profit on shares in entities and other securities’ was previously reflected as an adjustment to retained profits.  It has been reclassified to other comprehensive income according to US GAAP.

SFAS 123 “Accounting for Stock-Based Compensation” pro forma disclosures:

SFAS 123 allows an alternative valuation method, known as the fair value method for measurement of employee option compensation.  SFAS 123 requires disclosure of the fair value of options where the Company adopts the intrinsic value method under APB 25.  Under the fair value method, options issued on March 21, 2003 and August 8, 2003 were valued at $4.51 each (June 14, 2002: $6.38 each, September 14, 2001: $5.33 each, March 23, 2001: $4.91 each).  Performance rights issued on March 21, 2003 and August 8, 2003 were valued at $22.02 each.

If the fair value basis of accounting had been applied to account for employee option compensation, the following net income and earnings per share would have been disclosed:

	2003	2002	2001
	$m	$m	$m
Net income according to US GAAP – as reported	3,527	3,455	1,794
Add back: Employee option compensation determined under APB 25, net of any tax effect	58	44	72
Less: Total share-based employee compensation determined under SFAS 123, net of any tax effect	(62)	(51)	(44)
Net income according to US GAAP – pro forma	3,523	3,448	1,822
Basic earnings per share – as reported (cents)	220.6	211.0	102.8
Basic earnings per share – pro forma (cents)	220.4	210.5	104.6
Diluted earnings per share – as reported (cents)	213.1	205.6	104.4
Diluted earnings per share – pro forma (cents)	212.9	205.2	106.1

(h)  Lease revenue recognition

The Group’s accounting policy for finance lease income receivable is to allocate income to reporting periods so as to give a constant periodic rate of return on the investment.  Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease without taking into account any associated income tax cash flows.

(i)  Derivative financial instruments and associated impact

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

The Group adopts SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” for US GAAP reconciliation purposes only.  SFAS 133, as amended, standardises the accounting for derivative instruments and hedging activities and requires that all derivative instruments be recognised as assets and liabilities at fair value.  If certain conditions are met, hedge accounting may be applied and the derivative instruments may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment (fair value hedge); (b) a hedge of the exposure to variability of cash flows of a recognised asset, liability or forecasted transaction (cash flow hedge); or (c) a hedge of certain foreign currency exposures.  In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognised in current earnings along with the change in value of the designated hedge item.  In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognised in other comprehensive income, until such time that earnings are affected by the cash flows of the underlying hedged item.  In either a fair value hedge or a cash flow hedge, net earnings are impacted to the extent the changes in the value of the derivative instruments do not perfectly offset the changes in the value of the hedge items (so called ineffectiveness).  Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria are accounted for at fair value with gains and losses recorded to current earnings.

Accordingly, in the reconciliation to US GAAP disclosures, all derivative instruments are recognised on the balance sheet at fair value and are either designated as fair value hedges, cash flow hedges or are non-designated pursuant to the Group’s risk management policies.  The hedge accounting conditions are more strict under SFAS 133 than Australian GAAP and inter-company derivatives generally do not meet these conditions.  At October 1, 2000, the Group recognised a cumulative-effect transitional adjustment of $232 million (net of tax) to decrease net income according to US GAAP for the effect of the change in accounting principle.  This transitional adjustment largely arose due to the extent of inter-company derivatives used in the Group’s risk management activities.  Additionally, the Group recognised a cumulative-effect transitional adjustment to reduce other comprehensive income by $17 million (net of tax).  The on-going reconciliation adjustment is primarily due to the difference in treatment between Australian GAAP and US GAAP for inter-company derivatives.  Inter-company derivatives are used extensively in the Group’s risk management activities and are accounted for at fair value with gains and losses recorded in current earnings for US GAAP.  For external hedges that meet the hedge accounting criteria under SFAS 133, the derivatives and the hedged item are accounted for as detailed above.

The impact of the accounting for risk management activities pursuant to SFAS 133 is expected to create a level of ongoing volatility in reported financial results reconciled to US GAAP.

The Group has not entered into any cash flow hedges during 2003 under US GAAP.  Cash flow hedges of the Group entered into in prior reporting periods related to HomeSide US, which was sold on October 1, 2002.

In addition to the above, the application of SFAS 133 affected the US GAAP accounting treatment for HomeSide US’s mortgage servicing rights in 2002 and 2001 under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  On October 1, 2002, the Group sold all mortgage servicing rights and associated risk management derivative contacts.  Under Australian GAAP, the carrying value of mortgage servicing rights includes deferred hedge gains and losses as certain risk management derivative contracts qualify for Australian GAAP hedge accounting.  Under US GAAP, the risk management derivative contracts related to mortgage servicing rights did not qualify for fair value hedge accounting under SFAS 133 and on this basis, a fair value adjustment to the underlying mortgage servicing rights asset arising from the hedged risk was not permitted.  As a result of the impact of SFAS 133, the carrying value of the mortgage servicing rights asset exceeded its fair value at September 30, 2002 and an additional provision for impairment of this asset of $2,625 million (2001: $1,895 million) was required under SFAS 140 for US GAAP reconciliation purposes.

As mortgage servicing rights risk management derivative contracts were eligible for hedge accounting under Australian GAAP, hedge gains or losses were deferred against the mortgage servicing rights asset.  The mortgage servicing rights risk management derivative contracts did not qualify for fair value hedge accounting under SFAS 133 and consequently as at September 30, 2002 a gain of $3,055 million (2001: $1,757 million gain) was required to reflect these derivative instruments at fair value under US GAAP.

The net effect of the combined SFAS 133 adjustment on mortgage servicing rights risk management derivative contracts together with the related SFAS 140 adjustment to the mortgage servicing rights provision for 2002 was a $430 million gain (2001: $138 million loss) to earnings.  This net effect was included in the caption entitled movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights.

As a result of the differences between Australian and US GAAP in relation to SFAS 133 and SFAS 140, as described above, the carrying value of the Group’s investment in SR Investment, Inc. was $280 million higher under US GAAP at September 30, 2002.  The profit on sale of SR Investment, Inc. was therefore $280 million lower under US GAAP.

(j)  Available for sale securities

Under Australian GAAP, shares in entities and other securities are carried at original cost less any provision for diminution in value.  In addition, under Australian GAAP, available for sale debt securities are carried at the lower of aggregate cost or market value with unrealised losses in respect of market value adjustments recognised in the profit and loss account.

Under US GAAP, these securities are deemed to be available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments recognised as a separate component of shareholders’ equity, being comprehensive income.  These securities have been restated to market value with unrealised profits/(losses) recognised in other comprehensive income.

(k)  General reserve

As with retained profits, the general reserve represents a retention of distributable profits available for general use in the business.

(l)  Provisions

The term provisions is used in Australian GAAP to designate accrued expenses with no definitive payment date.  Provisions disclosed in note 30 to the financial statements comply in all material respects with US GAAP with the exception of the provision for final cash dividend, prior to October 1, 2002.  Under US GAAP and Australian GAAP from October 1, 2002, dividends are recorded as liabilities only if declared prior to balance date.  Under Australian GAAP prior to October  1, 2002, a provision for final cash dividend was recognised when it was declared shortly after balance date.

(m)  Special purpose entities

Under Australian GAAP, a company is required to consolidate special purpose entities (SPEs) that it controls.  Control is defined as the capacity of a company to dominate decision making in relation to the financial and operating policies of the SPE, so as to enable the SPE to operate with it in pursuing the objectives of the group and is based on the substance of the relationship not merely its legal form.

Under US GAAP, for SPEs that the Group obtained an interest in or were created after January 31, 2003, FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46) has been applied.  This interpretation applies to SPEs that are identified as variable interest entities (VIEs). VIEs have one or both of the following characteristics:

•                  equity that is not sufficient to finance its activities without additional financial support from other parties; and/or

•                  equity investors lack the ability to make decisions about the entity, or do not absorb expected losses or residual returns of the entity.

A VIE is required to be consolidated where the Group is identified as the primary beneficiary.  The primary beneficiary has a variable interest in the VIE such that it will absorb the majority of the VIEs expected losses if they occur, receive a majority of expected returns if they occur, or both.

The effect of US GAAP is that in some cases sponsors of, or transferors to, an SPE may be required to consolidate that SPE even if they do not in substance control that SPE.

As a result of the application of FIN 46, Medfin Trust has been consolidated for the purposes of US GAAP.  The Group manages Medfin Trust as part of its multi-seller securitisation conduit, Titan (refer to the financial review section in the financial report for additional information).  For the purposes of Australian GAAP, the Group does not have the capacity to control Medfin Trust.  The debt instruments issued by Medfin Trust do not represent liabilities of the Group.  The Group does not provide guarantees in relation to the obligations of the Trust or payment of interest or repayment of principal due on the issued notes.  Accordingly, under Australian GAAP, these instruments are not reported on the Group’s statement of financial position.  There is no material impact on US GAAP net income as a result of the consolidation of Medfin Trust.

For SPEs that existed prior to February 1, 2003, FIN 46 applies for reporting periods in the first financial year ending after December 15, 2003 and as such consolidation under US GAAP has been evaluated in accordance with SFAS 94 “Consolidation of All Majority-Owned Subsidiaries” and other US accounting pronouncements.  Control for consolidation purposes is generally based on majority voting interest in an SPE.  In addition, consolidation is required where the majority owner of the issued capital of the SPE makes only a nominal capital investment and a substantive residual capital investment in the SPE has not been made by an independent third party.

The Group sponsors a repackaging securitisation vehicle, Script Securitisation Pty Ltd (Script).  For the purposes of Australian GAAP, the Group does not have the capacity to control Script.  Script acquires debt instruments and, through the application of derivatives, generates master-funded repackaged debt instruments for sale to customers of the Group.  The Group has no interest in the debt instruments acquired, and under Australian GAAP these instruments are not reported on the Group’s statement of financial position.  Similarly, the Group does not guarantee the payment of interest or repayment of principal due on the securities issued by Script and accordingly under Australian GAAP these instruments are not reported on the Group’s statement of financial position.  For the purposes of US GAAP, the Group is required to consolidate Script.  There is no impact on US GAAP net income as a result of the consolidation of Script.

(n)  Early pool-buyout

Under Australian GAAP, assets are derecognised when the reporting entity no longer controls the future economic benefits related to those assets.

Under US GAAP, SFAS 140 sets out strict asset derecognition rules.  Prior to its sale, the Group held loans eligible for repurchase in relation to HomeSide US. Following the sale of HomeSide US on October 1, 2002 the Group no longer holds such loans.  When certain eligibility requirements were met, HomeSide US had the unilateral right to repurchase these loans from the securitisation investor pools.  As a result, these loans were subject to the removal-of-accounts provisions of SFAS 140 and were recognised on the balance sheet.  A corresponding liability was also required to be recognised.

(o) Earnings per share

Under Australian GAAP, basic earnings per share is calculated by dividing net profit by the weighted average number of fully paid equivalent ordinary shares outstanding during the year after adjusting for the bonus element of rights and other issues.  The fully diluted earnings per share reflects dilution by exercisable options and performance rights issued under the Group’s employee incentive plans, adjusted for notional interest on uncalled capital associated with partly paid shares and exercisable options and performance rights, and dilution by potential conversion of the exchangeable capital units adjusted for the interest expense on these units.  For the purpose of US GAAP, the options and performance rights issued are considered common stock equivalents and are therefore included in the calculation of diluted earnings per share.  Net income has been adjusted for notional interest on uncalled capital associated with partly paid shares and exercisable options and performance rights, and dilution by potential conversion of the exchangeable capital units adjusted for the interest expense on these units.  The bonus element of rights issues is excluded from US GAAP computations.

	Group
	2003		2002		2001
	Basic	Diluted	Basic	Diluted	Basic	Diluted

US GAAP earnings per share

Earnings ($m)
Net income according to US GAAP	3,527	3,527	3,455	3,455	1,794	1,794
Distributions on other equity instruments	(183)	(183)	(187)	(187)	(213)	(213)
Adjustment for notional interest on uncalled capital on partly paid shares and exercisable options and performance rights, and interest expense saving on exchangeable capital units	—	138	—	133	—	138
Adjusted earnings	3,344	3,482	3,268	3,401	1,581	1,719
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,515,871	1,515,871	1,549,136	1,549,136	1,538,633	1,538,633
Potential dilutive ordinary shares
Options and performance rights	—	51,974	—	38,674	—	41,389
Partly paid ordinary shares	—	811	—	1,063	—	1,119
Exchangeable capital units	—	65,460	—	65,460	—	65,460
Total weighted average ordinary shares	1,515,871	1,634,116	1,549,136	1,654,333	1,538,633	1,646,601
Earnings per share (cents) (1)	220.6	213.1	211.0	205.6	102.8	104.4

(1)       Earnings per share according to US GAAP for 2002 and 2001 has been restated for the revised interpretation of APB 25 “Accounting for Stock Issued to Employees”.  Refer to footnote (g).

Reconciliation of balance sheet categories

The following reconciliations are of significant adjustments to Australian GAAP balance sheet categories disclosed on the statement of financial position and which would be reported in accordance with US GAAP:

		Group
	Footnote	2003	2002	2001
		$m	$m	$m
Assets
Shares in entities and other securities reported using Australian GAAP		1,445	1,199	1,412
Available for sale debt securities reported using Australian GAAP		6,513	6,192	6,665
Unrealised profit on available for sale securities	j	424	343	239
Available for sale securities according to US GAAP		8,382	7,734	8,316
Property, plant and equipment reported using Australian GAAP		2,498	2,640	2,869
Revaluation surplus of land and buildings	b	(107)	(98)	(109)
Provision for depreciation on buildings revalued	b	91	89	87
Property, plant and equipment according to US GAAP		2,482	2,631	2,847
Goodwill reported using Australian GAAP		740	775	876
Recognition and accumulated amortisation of goodwill for life insurance business	a(i)	2,964	2,935	3,101
Amortisation of goodwill and core deposit intangible	c	98	—	—
Other		(19)	(19)	(23)
Goodwill according to US GAAP		3,783	3,691	3,954
Other assets reported using Australian GAAP		10,050	14,151	38,965
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(4,972)	(5,081)	(5,281)
Recognition and amortisation of PVFP asset	a(ii)	1,452	1,589	1,746
Restatement and reclassification of deferred acquisition costs	a(iii)	372	322	275
Pension fund adjustment	d	80	96	75
Fair value adjustment to derivative financial instruments and associated impact on provision for mortgage servicing rights	i	1,168	2,833	2,417
Other assets according to US GAAP		8,150	13,910	38,197

Liabilities
Life insurance policy liabilities reported using Australian GAAP		32,457	30,425	30,257
Difference in policy liabilities and reclassification of deferred acquisition costs as an asset reported under US GAAP	a(iii)	1,094	853	1,007
Life insurance policy liabilities according to US GAAP		33,551	31,278	31,264
Other liabilities reported using Australian GAAP		14,239	13,618	35,731
Increase in minority interest	a(vi)	116	131	75
Reclassification of minority interest as a liability	a(vi)	2,804	67	68
Subordinated debt revaluation from net present value to cost	a(vii)	2	2	(10)
Unamortised profit on sale and leaseback transactions	e	48	59	72
Fair value adjustment to derivative financial instruments and associated impact on provision for mortgage servicing rights	i	767	2,070	1,964
Other liabilities according to US GAAP		17,976	15,947	37,900

Pension and other post-retirement benefit plans

The Company and its controlled entities provide substantially all employees with superannuation and pension benefits.

Set out below are the disclosure requirements of SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits” for the Group’s significant defined benefit pension plans, for the last three years, as at September 30:

	Pension benefits
	2003	2002	2001
	$m	$m	$m
Change in benefit obligation
Benefit obligation at beginning of year	4,512	4,781	5,242
Service cost	153	157	182
Interest cost	266	279	292
Plan participants’ contributions	1	1	1
Administrative expenses	(12)	(6)	(8)
Actuarial gain	736	236	(641)
Acquisition	—	—	54
Benefits paid	(165)	(210)	(179)
Benefit obligation at end of year	5,491	5,238	4,943

Change in plan assets
Fair value of plan assets at beginning of year	4,614	6,173	7,184
Actual return on plan assets	(330)	(714)	(747)
Acquisition	—	—	53
Employer contributions	100	90	71
Plan participants’ contributions	1	—	1
Administrative expenses	(12)	(6)	(9)
Benefits paid	(165)	(210)	(179)
Fair value of plan assets at end of year	4,208	5,333	6,374
Funded status	(1,283)	96	1,432
Unrecognised net actuarial loss	2,119	850	(579)
Unrecognised prior service cost	2	26	45
Income taxes	53	53	49
Prepaid pension cost	891	1,025	947

Weighted average assumptions
Discount rate (per annum)	5.5%	6.1%	6.1%
Expected return on plan assets (per annum)	8.0%	7.6%	7.6%
Rate of compensation increase (per annum)	4.0%	3.8%	3.8%

Components of net periodic pension cost/(income)
Service cost	163	156	169
Interest cost	282	268	270
Expected return on plan assets	(374)	(448)	(493)
Amortisation of transitional liability	20	21	21
Recognised net actuarial loss	31	(13)	(33)
Net periodic pension cost/(income)	122	(16)	(66)

The Group also sponsors accumulation benefit plans covering Australian and New Zealand employees (refer to note 48).  The Group’s contributions are based on salary and amounted to $125 million in 2003 (2002: $80 million, 2001: $111 million).

Accounting for income taxes

Set out below are the disclosure requirements of SFAS 109 “Accounting for Income Taxes” as at September 30:

	2003	2002
	$m	$m
Deferred tax assets reported using Australian GAAP	1,203	1,292
Add: Additional deferred tax assets
Carryforward Australian and US capital losses	1,893	1,110
Carryforward Australian operating losses	55	—
Deductible temporary differences	19	—
Deferred tax assets according to US GAAP	3,170	2,402
Less: Valuation allowance	(1,967)	(1,110)
Net deferred tax assets according to US GAAP	1,203	1,292

A valuation allowance is required to reduce deferred tax assets if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised.  The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realised.  Based on the available evidence, the Group considers the realisation of the additional deferred tax assets reported above is not more likely than not as at September 30, 2003.

Capital losses incurred by the Group under US Federal tax law can be carried forward for a maximum of five years.  Operating and capital losses incurred by the Group under Australian tax law can be carried forward indefinitely.

59 Events subsequent to balance date

Election to consolidate for Australian tax purposes

At the date of this report, the Company has resolved to make an election to consolidate for Australian income tax purposes.  On making such an election, the Company would be the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries.  The financial effects of the tax consolidation legislation cannot be estimated reliably at this point in time and have not been brought to account in the financial statements for the year ended September 30, 2003, except as stated in note 23 of the financial report.

Ordinary share buy back

On October 1, 2003 the Company announced its intention to buy back ordinary shares on market approximately equal to the number of shares issued under the Company’s dividend package plans and staff share and option plans.  The Company had expected this to be up to approximately 25,500,000 ordinary shares over the period from November 11, 2003 until September 30, 2004.  However the Company announced on March 24, 2004 that it was terminating this share buy back program.

Redemption of Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) and buy back of shares issued in connection with the TrUEPrSSM

On January 22, 2004 the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 TrUEPrS in 1998.  TrUEPrS were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure to be recognised in the 2004 financial year include a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million.

Foreign currency options losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.  Four members of the foreign currency trading desk involved in this matter were suspended pending the outcome of the internal investigation and external inquiries, and the Company took steps to manage the options trading position.  A third party investigation into this matter was conducted by PricewaterhouseCoopers (refer below).  The Company is also responding to related requests for information from Australian and UK authorities and regulators and the United States SEC.

Based on its assessment, the Company announced a total loss of $360 million before tax, or $252 million after tax, arising from the unauthorised foreign currency options trading.  This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.  The Company analysed the amount of these losses that were incurred during the fiscal year ended September 30, 2003. This 2003 amount was estimated at $66 million ($42 million due to false transactions and $24 million due to valuation adjustments) before tax, or $46 million after tax, which is included in the above total loss announced.  Under applicable accounting principles, based on a quantitative and qualitative assessment of the loss incurred in 2003, that amount has not been recognised in the financial statements for that year, which were published prior to discovery of the losses.  The Company will recognise the total losses during the 2004 year.

The key points from the PricewaterhouseCoopers ‘Investigation into foreign exchange losses at National Australia Bank’ report dated March 12, 2004 include:

•                  the final losses arising from foreign currency options trading announced on January 27, 2004 was $360 million;

•                  the losses arising from the foreign currency options trading increased significantly between September 2003 and January 2004;

•                  four traders on the foreign currency options desk exploited loopholes and weaknesses in systems and processes to hide trading losses and protect bonuses;

•     the traders’ activities were contrary to the Company’s strategy of building customer-focused business;

•     the foreign currency options trading losses were reported to management by several junior employees;

•     no customers were directly or indirectly affected by the foreign currency options trading losses;

•     in the Corporate & Institutional Banking Market’s division there was:

•                  inadequate management supervision;

•                  significant gaps in back office monitoring functions;

•                  escalation processes that did not work properly;

•                  weaknesses in control procedures;

•                  failure in risk management systems; and

•                  an absence of appropriate financial controls;

•                  there is not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems; and

•                  warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon.

The complete PricewaterhouseCoopers report is available on the Group’s website at www.nabgroup.com

APRA has also provided to the Company a report on its investigation into irregular currency options trading.  That report identifies problems and issues in respect of management supervision, adherence to risk management systems and controls, internal governance procedures and the culture of the Company similar to those described above.

The complete APRA report is available on the Group’s website at www.nabgroup.com

Following the release of the PricewaterhouseCoopers report, the Board announced a four point action plan to fully address all of the issues associated with the foreign currency options trading losses.

Board changes

•                  The Board accepted that they are ultimately responsible for the culture and reputation of the Company and any losses suffered by shareholders.

•                  The Company’s former Chairman, Mr D Charles K Allen, and former Managing Director and Chief Executive Officer, Mr Frank J Cicutto, have both resigned (refer below).

•                  The Board is seeking the appointment of two additional directors with banking experience, one from Australia and one from the United Kingdom.

•                  The Board will enhance existing governance processes including the annual review of Board performance and the review of individual directors prior to their standing for re-election at the annual general meeting.

Management changes

•                  Primary responsibility for unauthorised trading rests with four members of the foreign currency options desk and they have been summarily dismissed from the Company.  The Head of Foreign Exchange in the Markets division, who was the direct supervisor of the four traders, has been dismissed.

•                  A number of other employees with the Company would also be transferred or counselled as a result of the events surrounding the unauthorised foreign currency options trading.

•                  The employment of certain individuals has also been reviewed.  Those who have left the Company include: the Executive General Manager, Corporate & Institutional Banking, Mr Ian F Scholes, the Head of Markets division, Mr Ron Erdos, and the Executive General Manager, Risk Management, Mr Christopher D Lewis.

Risk and control frameworks

•                  The Company will refine its risk management framework to get a more appropriate balance between management and policing functions.  Management have already reviewed value at risk limits and reduced the level of risk exposure.  From now on there will be a zero tolerance policy towards unauthorised limit branches at the Company.

•                  Weaknesses in the control procedures identified by PricewaterhouseCoopers have been or will be rectified without delay.  This includes analysis of daily trading profits and accounts, reporting of all large and unusual transactions, investigations of all off-market rates on high risk transactions, critical review of revaluation rates sourced from third parties and a stronger back office function that properly checks all transactions.

•                  The management team will also review responsibilities between business units to ensure that there are clear reporting lines and accountabilities between Risk Management, Operations and Finance functions.

•                  Further, the Managing Director and Chief Executive Officer will report regularly to the Board on the Company’s progress on tackling these problems.

Culture

•                  The Company will continue its cultural change programs such as Revitalisation and Making a Difference that promote positive and transparent behaviours, and ensure that these programs are actively adopted in the Markets division.

•                  The Company will continue to encourage and protect whistleblowers. Refer to ‘Whistleblower Protection Program’ on page 70 for details of the Company’s program.

•                  Further, the management team will also review its recruitment processes, the annual appraisal processes and incentive structures to avoid inappropriate behaviours in the future.

APRA has also specified in its report a number of remedial actions required to be implemented.  These include the following:

•      Culture – The Board is required to review cultural norms within the Company and clearly articulate the standards of behaviour, professionalism and openness it expects of the organisation;  the Board is required to develop policies that promote and support ‘whistle-blowing’; the Board is required to review incentive arrangements to ensure that these promote behaviours that have appropriate regard to risk;

•      Governance – The Board, its committees and executive risk committees are required to clarify the appropriate escalation channels available to enable the Board and its committees to deliberate on serious risk issues.  The Board must establish more transparent risk reporting systems and place greater reliance on independent checks and balances on executive management to enable it to discharge its duties appropriately;

•      Limit Frameworks – The Board is required to review, and formally approve, all market risk limits in the Markets division of Corporate & Institutional Banking; limit policies should clearly specify mandatory (or ‘hard’) limits;  trigger levels (or ‘soft’ limits) should also be specified;  all limit excesses – whether ‘hard’ or ‘soft’ - must have a defined response;

•      Markets – the respective roles and responsibilities of the Markets division of Corporate & Institutional Banking and the Market Risk division of Risk Management in respect of risk analysis and escalation of risk issues needs to be clearly specified and distinct from each other;

•      Market Risk – reporting lines in, and responsibilities of, the Market Risk and Prudential Control (MR&PC) role are required to be streamlined in order to ensure that adequate attention is devoted to market risk issues; roles and responsibilities in MR&PC are required to be clarified and confer an unambiguous mandate; the process surrounding the approval of product usage authorities is to be reviewed to ensure that all relevant risk management issues are covered;

•      Operations – in relation to its Corporate & Institutional Banking Operations division (part of Corporate & Institutional Banking Services), the Company is required to review:  all confirmation and reconciliation procedures; operational procedures followed by Operations division staff – especially as regards interaction with the front office; and reporting of transactional and other statistical information;

•      Finance – the Finance division is to be assigned responsibility for data integrity;  analysis of the components of reported profit and loss data;  and critical questioning of discrepancies.  The Finance division is also required to review and formally document the materiality thresholds applicable to each desk; and

•      Quantitative Support – a number of reforms are required to formalise and enhance the role played by the Quantitative Support division of Corporate & Institutional Banking in model validation and testing.

APRA has also required that the Company’s internal target total capital adequacy ratio is to rise to 10 per cent until such time as APRA is satisfied that all material weaknesses identified in this report have been rectified. APRA has also withdrawn the Company’s approval to use an internal model to determine market risk capital.

The Company’s currency options desk will also remain closed to corporate business and proprietary trading until new limit structures have been approved, all key staff changes have been settled and substantial progress has been made to redress the issues raised by APRA in its report.

The report, available on the Group’s website at www.nabgroup.com, sets out in full these required actions.

The Company will commence a program to implement these required actions according to timeframes agreed with APRA, and the Company will remain under close supervision by APRA until these actions are implemented.

Sale of shareholdings

On January 28, 2004, the Company sold its shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  This resulted in a profit on sale of $322 million after tax.  The financial effects of the sale have not been brought to account in the financial statements for the year ended September 30, 2003.  The Company will recognise the profit on sale during the 2004 financial year.

Managing Director and Chief Executive Officer – resignation and appointment

On February 2, 2004, the Board announced the appointment of Mr John M Stewart as the Company’s Managing Director and Chief Executive Officer, following the resignation of Mr Frank J Cicutto.  Mr Cicutto received a resignation payment of $3.270 million, which included a payment in lieu of six months’ notice.  He was also entitled to statutory and award payments including accrued annual leave and long service leave of $3.273 million and a deferred performance-based remuneration incentative of $1.293 million.  Mr Cicutto had previously elected to take this incentative in the form of ordinary shares of the Company, and approval for these ‘deferred shares’ was provided by shareholders at the Company’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto will now receive this incentive in cash.  Deducted from each of these amounts were appropriate taxation deductions as required by law.  As a result of his resignation, Mr Cicutto will forego $1.293 million in ‘matching shares’ that were also approved by shareholders at the Company’s annual general meeting on December 19, 2003.  The value of both the deferred shares and the matching shares were reported as deferred performance-based remuneration in the report on the directors and officers.  For full details of Mr Frank J Cicutto’s deed of settlement and release refer to ‘material contracts’ on page 212 in the ‘shareholders information’ section.  Mr Stewart commenced this position effective immediately from the date of the announcement, however, his new contract of employment remains under negotiation at the date of this financial report.

The financial effect of the resignation payments to Mr Cicutto have not been brought to account in the financial statements for the year ended September 30, 2003.  This will be recognised as an expense in the 2004 financial year.  Mr Cicutto’s annual leave and long service leave benefits and deferred performance-based remuneration incentive other than matching shares were accrued as at September 30, 2003.  Any entitlement to annual leave and long service leave benefits accruing after September 30, 2003 will be recognised as an expense in the 2004 financial year.  No financial effect will arise from the matching shares foregone.

Chairman of the Board – resignation and appointment

On February 16, 2004, the Board announced the appointment of Mr Graham J Kraehe as the Company’s Chairman, following the resignation of Mr D Charles K Allen as Chairman and a director.  Refer to the ‘Report on the directors and officers’ (page 78) for the retirement benefits payable to Mr Allen as at September 30, 2003.  Mr Kraehe commenced this position effective immediately from the date of the announcement.

Directors’ retirement benefits are accrued each year and any post September 30, 2003 retirement benefits will be recognised as an expense in the 2004 financial year.

Amended assessment from the Australian Tax Office – exchangeable capital units

On February 26, 2004, the Company announced that it had received amended assessments from the Australian Tax Office (ATO) that seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000. The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after tax), a total of $307 million (after tax). The ATO is considering its position in respect of interest deductions claimed by the Company on its ExCaps for 2001 to 2003. The amount of primary tax relating to these interest deductions is approximately is $135 million. If the ATO issues amended assessments in respect of these years it is possible interest and penalties would also apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.

The financial effects of the amended assessments from the ATO have not been brought to account in the financial statements for the year ended September 30, 2003. Any amount paid to the ATO whilst these amended assessments are in dispute will be accounted for by the Company as an asset on the statement of financial position.  Any amount unpaid whilst these amended assessments are in dispute will be disclosed in the notes to the financial statements as a contingent liability.

Australian Taxation Office Position on TrUEPrS capital raising

The AustralianTaxation Office (ATO) has confirmed that it intends to issue  amended assessments in relation to interest deductions claimed by the Company in the respect of its TrUEPrS capital raising.  The amount of primary tax, which relates to interest deductions in respect of the TrUEPrS capital raising for 1999 to 2003 is approximately $101 million.  Should the ATO issue amended assessments in respect of the TrUEPrS capital raising, it is possible that penalties and interest will apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to lodge objections against any amended assessments received. The financial effect of the ATO position on this matter has not been brought to account in the financial statements for the year ended September 30, 2003. The possible liability existing whilst this issue is in dispute will be disclosed in the notes to the financial statements as a contingent liability.

New Zealand structured finance tax audit

A wholly owned subsidiary of the Company, BNZ Investments Limited together with some of its subsidiaries, is in a tax dispute process with the New Zealand Inland Revenue Department (IRD) with respect to certain structured finance transactions entered into in 1998 and 1999.  The Group has provided a formal response to the IRD’s Notice of Proposed Adjustment and, as at March 23, 2004, is awaiting a response.  The IRD is also reviewing certain other transactions in the BNZ Investments Limited structured finance portfolio.  The amount of the amended assessments (if any) that the IRD may issue as a result of this process is uncertain at this time.  The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions.  The financial effect of the IRD dispute process has not been brought to account in the financial statements for the year ended September 30, 2003.  The possible liability existing whilst this issue is in dispute will be disclosed in the notes to the financial statements as a contingent liability.

Securities and Exchange Commission voluntary document request

The Company has received a voluntary documentation request from the SEC in the US as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to auditor independence.  In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities including the foreign currency options trading matter (refer to page 199) and HomeSide US.

For a detailed discussion of the review of audit independence refer to ‘Certain services provided by the external auditor – matters relating to independence’ in the ‘Business overview’ section on page 17.

Credit Rating

On March 12, 2004 Standards and Poor’s Ratings Service lowered its long-term counterparty credit rating on National Australia Bank Limited and related entities from AA to AA -.  Moody Investor Services and Fitch Rating both have re-affirmed the ratings at Aa3 and AA respectively.

Independent auditor’s report

Independent auditor’s report to the members of National Australia Bank Limited

Scope

We have audited the financial report of National Australia Bank Limited for the financial year ended September 30, 2003 consisting of the statements of financial performance, statements of financial position, statements of cash flows, and accompanying notes (1 to 59).  The financial report includes the consolidated financial statements of the Group, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year.  The Company’s directors are responsible for the financial report.  We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with the Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement.  Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates.  These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with accounting standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company’s and the Group’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of National Australia Bank Limited is in accordance with:

(a)                                  the Corporations Act 2001 (Cth), including:

(i)                                     giving a true and fair view of the Company’s and the Group’s financial position as at September 30, 2003 and 2002, of the Company’s performance for the financial years ended September 30, 2003 and 2002, and of the Group’s performance for the financial years ended September 30, 2003, 2002 and 2001;

(ii)                                  complying with Accounting Standards in Australia and Corporations Regulations 2001 (Cth); and

(b)                                 other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America.  An explanation of the major differences between the two sets of principles is presented in note 58 to the financial statements.  The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended September 30, 2003 and the determination of consolidated financial position as at September 30, 2003, 2002 and 2001 to the extent summarised in note 58 to the financial statements.

/s/ KPMG	/s/ PJ Matthey
KPMG	PJ Matthey
Partner

Melbourne

November 11, 2003, except for Notes 55 and 59 which are dated March 25, 2004.

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

Shareholdings of individual directors of the Company are set out in the report on the directors and officers.  Aggregate shareholdings of directors of the Company and senior executive officers of the Group, listed below, as at February 16, 2004 are as follows:

Title of class of shares	Identity of person or group	No. of shares held	% of class of shares
Ordinary shares, fully paid	Directors and senior executive officers (21 persons)	572,720	0.04
Ordinary shares, partly paid to 25 cents	Senior executive officers (3 persons)	16,810	—
Total number of ordinary shares held (1)		589,530	0.04

(1)       65,136 fully paid ordinary shares and all of the partly paid ordinary shares held by the executive directors and senior executive officers are held under employee share plans of the Company.

Directors

The directors of the Company at September 30, 2003 were:

Position	Name	Age	Position held since	Directorship held since
Chairman	D Charles K Allen	67	2001	1992
Managing Director	Frank J Cicutto	52	1999	1998
Other directors	J Brian Clark	54		2001
	Peter JB Duncan	62		2001
	Graham J Kraehe	61		1997
	Kenneth J Moss	58		2000
	John M Stewart (1)	54		2003
	Geoffrey A Tomlinson	56		2000
	Edward D Tweddell	62		1998
	Catherine M Walter	51		1995

(1)       Mr John Stewart was appointed to the Board as an executive director in August 2003.

Subsequent to September 30, 2003, the following appointments were made: Mr John G Thorn was appointed as an independent non-executive director, Mr Graham J Kraehe as Chairman and Mr John M Stewart as Managing Director and Chief Executive Officer.  Also subsequent to September 30, 2003, the following resignations were received and accepted Mr D Charles K Allen as Chairman and non-executive director and Mr Frank J Cicutto as Managing Director and Chief Executive Officer.

Senior executives

The senior executives of the Group as at November 11, 2003 were:

Chief Executive Officer

Frank J Cicutto

BCom, FAIBF, FCIBS

Age 52

Chief Executive Officer and Managing Director - position held since calendar 1999

Joined the Group in calendar 1968.  Prior to his current position, he held the positions of Head of Credit Bureau, State Manager New South Wales, Chief Executive Clydesdale Bank, and Chief General Manager, Australian Financial Services.  He has 35 years experience in banking and finance in Australia and internationally and was appointed Executive Director and Chief Operating Officer in 1998.

Executive General Managers

John M Stewart

BA, ACII, FCIB

Age 54

Executive Director of National Australia Bank Limited, since calendar 2003. Managing Director and Chief Executive Officer, National Australia Group Europe Limited - position held since calendar 2003

Joined the Group in calendar 2003.  Prior to joining the Group, he held senior positions with Woolwich PLC including Group Chief Executive and Deputy Group Chief Executive of Barclays plc following its acquisition of Woolwich plc.

Executive General Managers

Ian R Crouch

BCom, BSc, CA

Age 50

Chief Information Officer - position held since calendar 2002

Joined the Group in calendar 2002.  Prior to joining the Group, he held senior positions at AT Kearney/EDS (London), including Head of the European Strategic Information Technology Practice.  He has extensive experience in financial services and has worked with a range of financial institutions including Citibank, American Express and ING.

Michael T Laing

BCom, MCom

Age 45

Executive General Manager, Corporate Development - position held since calendar 2002

Joined the Group in calendar 1987.  Prior to his current position, he held the position of General Manager Global Cards and Global Payments, as well as other senior positions in Bank of New Zealand.

Christopher D Lewis

BEc, CA

Age 44

Executive General Manager, Risk Management - position held since calendar 2001

Joined the Group in calendar 2001.  Prior to joining the Group, he was a senior partner at KPMG.

Ian G MacDonald

Age 49

Executive General Manager, Financial Services Australia - position held since calendar 2002

Joined the Group in calendar 1971.  Prior to his current position, he held the positions of Executive General Manager, National Shared Services, Global General Manager, Operational Services, and Chief Operating Officer, Yorkshire Bank and other senior positions both in Australia and overseas.

Peter A McKinnon

BA, Grad Dip Psych, MA (Psych)

Age 49

Executive General Manager, People and Culture - position held since calendar 1999

Joined the Group in calendar 1987.  He has 26 years strategic management experience in corporate human resources, holding senior positions both within the Company and National Mutual Holdings (now AXA Australia Holdings).

Richard E McKinnon

BEc (Hons), Grad Dip Acct, FCPA

Age 53

Chief Financial Officer - position held since calendar 2000

Joined the Group in calendar 1986.  Prior to his current position, he held the positions of Chief Officer, Investments and Advisory and Chief Manager, Mergers and Acquisitions in the Company’s wholly-owned investment bank, First National Limited.  Prior to joining the Group, he also worked in the investment banking industry, including JP Morgan (in Australia).

Ross E Pinney

BCom, MBA, FCA

Age 55

Executive General Manager, Financial Services Europe - position held since calendar 2003.

Joined the Group in calendar 1990.  Prior to his current position, he held the positions of Executive General Manager, Office of the CEO, Executive General Manager, Specialist and Emerging Businesses, Executive General Manager, Products and Services, and Managing Director, National Australia Group Europe Limited and various other senior positions within Australia and overseas.

Ian F Scholes

CA

Age 48

Executive General Manager, Corporate & Institutional Banking - position held since calendar 2002

Joined the Group in calendar 2002.  Prior to joining the Group, he held senior positions at Merrill Lynch Investment Banking (in Australia), including Managing Director.

Peter B Scott

BEng (Hons), MES, FIE (Australia)

Age 49

Executive General Manager, Wealth Management - position held since calendar 2000

Joined the Group in calendar 2000, when the Company acquired the MLC group from Lend Lease Corporation Limited.  He previously held senior positions within Lend Lease Corporation Limited including Chief Executive Officer, MLC Funds Management and Chief Operating Officer, MLC Limited.

Peter L Thodey

Age 53

Executive General Manager, Financial Services New Zealand - position held since calendar 2002.  Chief Executive Officer, Bank of New Zealand - position held since calendar 2000

Joined the Group in calendar 1980.  Prior to his current position, he held the positions of General Manager, Business Financial Services at Bank of New Zealand and various other senior positions in New Zealand.  Prior to joining the Group, he held management positions with General Finance Ltd.

Chief General Counsel

David M Krasnostein

BJuris (Hons), LLB, LLM

Age 49

Chief General Counsel - position held since calendar 1996

Joined the Group in calendar 1996.  Prior to joining the Group, he held the position of General Counsel, Telstra Corporation Limited and partner/attorney positions with legal firms in the US.

Company Secretary

Garry F Nolan

MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)

Age 56

Company Secretary - position held since calendar 1992

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

The directors of the Company are classified as either executive or non-executive, with the former being those directors engaged in the full-time employment of the Company.  Mr Cicutto and Mr Stewart are the only executive directors.

The aggregate remuneration paid by the Group during the year ended September 30, 2003 to the directors who held office during that period, the senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group, was $20.0 million in respect of 24 positions (2002: $35.7 million paid to directors and senior executive officers in respect of 30 positions).

During the year ended September 30, 2003, 6,103,750 share options and 1,551,082 performance rights were issued to 842 senior employees.  Of these, 29,750 share options and 7,438 performance rights lapsed during the year.  The share options issued include a total of 1,592,500 share options issued. There were 423,125 performance rights issued to the executive directors and other senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group.  In  2002, 11,263,500 share options were issued to 751 senior employees, of which 2,500 lapsed. The issue included 2,600,000 share options to the senior executive officers.

Trading market

Ordinary shares and options over ordinary shares

The fully paid ordinary shares of the Company are quoted for trading on the stock market of ASX, which in part, is a self-regulatory organisation governing the open market quotation, purchase and sale of the fully paid ordinary shares in Australia. ASX is the principal market for the Company’s fully paid ordinary shares, and operates in the following cities in Australia: Melbourne, Sydney, Brisbane, Perth, Adelaide and Hobart.

The fully paid ordinary shares are also quoted on stock markets of London Stock Exchange plc; Stock Exchange, New Zealand; Tokyo Stock Exchange and (in the case of ADSs) New York Stock Exchange, Inc.

A summary of the rights attaching to the ordinary shares appears under the heading ‘the Company’s constitution’ below.

As at February 16, 2004, the Company had on issue 611,589 unquoted partly paid ordinary shares held by 520 holders, 51,033,975 unquoted share options outstanding under the National Australia Bank Executive Share Option Plan No. 2 held by 3,409 option holders. There were 2,951,102 performance rights outstanding granted under the National Australia Bank Performance Rights Plan held by 1,111 rights holders.  Where a person holds partly paid ordinary shares or options or performance rights issued at different times, they are categorised as a separate holder for each share, or performance rights option holding.

There are also 39,995,800 exchangeable capital units issued by the Group held by a single holder of record, being The Depositary Trust Company, which holds them on behalf of participants.  These units may be exchanged for fully paid ordinary shares in the Company or, at the Company’s option, cash.

American depositary shares representing ordinary shares (ADSs)

The Company’s fully paid ordinary shares are traded in the US in the form of ADSs.  ADSs are evidenced by American depositary receipts issued by The Bank of New York Company, Inc., as depositary, pursuant to an amended and restated deposit agreement dated as of November 14, 1997, or Morgan Guaranty Trust Company of New York, its predecessor depositary, pursuant to a deposit agreement dated January 16, 1987, as amended as of June 24, 1988.  Each ADS represents five fully paid ordinary shares. The ADSs are quoted on the stock market of New York Stock Exchange, Inc. (NYSE), which is the principal market in the US for the trading of the ADSs.  The ADSs trade on the NYSE under the symbol ‘NAB’.  At February 16, 2004, 4,015,646 ADSs representing 20,078,230 fully paid ordinary shares, or approximately 1.33% of the fully paid ordinary shares outstanding on such date, were held by 242  holders with registered addresses in the US.

Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM)

On September 30, 1998, the Company issued 32,008,000 fully paid non-converting non-cumulative preference shares with a liquidation preference of US$12.50 per share (TrUEPrS preference shares) in connection with an issuance of 16,004,000 TrUEPrS by NAB Exchangeable Preferred Trust.  This trust is a non-diversified closed-end managed investment company registered under the US Investment Company Act of 1940.  The underwriters with respect to the TrUEPrS preference shares subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS preference shares (and accordingly, in the issue of a further issuance of 4,000,000 TrUEPrS preference shares).

The TrUEPrS preference shares are represented by American depositary shares, each representing two TrUEPrS preference shares.  The TrUEPrS preference shares and the American depositary shares representing the TrUEPrS preference shares have been approved for quotation on the NYSE when exchanged for TrUEPrS preference shares.  There will be no public market for quotation of the TrUEPrS preference shares and the American depositary shares representing the TrUEPrS preference shares on the NYSE until the TrUEPrS are exchanged for the TrUEPrS preference shares and American depositary shares.

A summary of the rights attaching to TrUEPrS preference shares appears under the heading ‘the Company’s constitution’ below.

The TrUEPrS were redeemed and the associated preference shares bought back by the Company on January 22, 2004.  Refer to note 59 for further details.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

National Income Securities (NIS)

The NIS were quoted on July 8, 1999 for trading on ASX. ASX is the principal market for the NIS.

A summary of the rights attaching to the preference shares forming part of the NIS appears under the heading ‘The Company’s constitution’ below.

Trust Preferred Securities

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity formed in Delaware) of 400,000 Trust Preferred Securities at GBP1,000 each. The Trust Preferred Securities are traded on the Luxembourg Stock Exchange.  A summary of the rights attaching to the Trust Preferred Securities, including the redeemable preference shares which may be issued in certain limited circumstances, appears under the heading ‘the Company’s constitution’ below.

Price histories

The following table sets forth, for the months, calendar quarters and financial years indicated, the high and low sale prices of the fully paid ordinary shares as reported by the ASX; the high and low sale prices per ADS as reported on the NYSE composite tape; and the high and low sale prices of the NIS as reported by the ASX:

	Ordinary shares		ADSs		NIS
	High	Low	High	Low	High	Low
	$	$	US$	US$	$	$
By month
February 2004	31.26	30.23	122.90	116.50	100.50	99.11
January 2004	30.82	29.06	118.80	112.30	101.19	99.00
December 2003	30.20	28.71	112.50	105.10	100.90	99.51
November 2003	30.60	28.53	108.40	103.60	100.00	99.30
October 2003	31.59	30.56	110.30	105.25	101.60	99.53
September 2003	31.37	30.20	105.00	98.55	99.99	98.50
By quarter
March quarter 2004(1)	31.26	29.06	122.90	112.30	101.19	99.00
December quarter 2003	31.59	28.53	112.50	103.60	101.60	99.30
September quarter 2003	34.11	30.20	116.00	98.55	99.99	97.70
June quarter 2003	34.42	31.05	114.10	97.26	99.25	93.70
March quarter 2003	32.94	28.36	96.18	85.77	95.25	93.50
December quarter 2002	34.35	31.00	89.55	88.79	93.73	93.20
September quarter 2002	35.99	30.87	98.15	87.18	95.20	93.00
June quarter 2002	36.78	32.85	105.69	87.27	96.00	94.40
March quarter 2002	35.85	30.95	92.20	80.67	95.30	91.20
December quarter 2001	33.08	25.80	84.55	66.40	92.10	87.10
September quarter 2001	35.13	23.80	92.40	59.55	92.40	86.60
June quarter 2001	35.05	28.32	90.58	69.70	93.75	89.75
March quarter 2001	30.97	26.91	82.50	67.20	96.00	92.10
By year
2003	34.42	28.36	116.00	60.05	100.70	93.50
2002	36.78	30.87	105.79	80.67	96.00	91.10
2001	35.13	23.80	92.40	59.55	96.00	86.60
2000	30.30	19.88	83.06	61.31	97.404	90.00
1999	30.28	21.61	97.75	70.06	103.60	90.00

(1)          Represents the period from January 1 to February 29, 2004.

On February 16, 2004 the closing price on ASX was $30.52 per fully paid ordinary share, with 1,506,425,191 fully paid ordinary shares (excluding partly paid ordinary shares) outstanding, held by 336,159 holders.  On February 13, 2004, the closing price per ADS as reported on the NYSE composite tape was US$120.74.  On February 16, 2004 the closing price on ASX was $99.70 per NIS, with 20,000,000 NIS outstanding, held by 45,561 shareholders.

The Company’s constitution

The following is a summary of some of the key aspects of the constitution of the Company.

Objects and purposes

The Company was incorporated on June 23, 1893, in the state of Victoria, Australia.  The Company is registered with ASIC and its Australian Company Number is 004 044 937.  The constitution does not specify the objects and purposes of the Company.  Under the Corporations Act 2001 (Cth), the Company has the legal capacity and powers of an individual.

Directors

The constitution regulates various matters concerning the directors of the Company:

(a)              Matters in which the director has a material personal interest

A director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting or vote on the matter, except in the following four circumstances permitted by the constitution and the Corporations Act 2001 (Cth):

(i)

directors who do not have a material personal interest in the matter have passed a resolution identifying the relevant director, the nature and extent of that director’s personal interest and its relation to the affairs of the Company and stating that the remaining directors are satisfied that the relevant director’s material personal interest should not disqualify the director from voting or being present;

(ii)	ASIC has made a declaration or order under the Corporations Act 2001 (Cth) which permits the director to be present and vote notwithstanding the director’s material personal interest;

(iii)

there are not enough directors to form a quorum for a directors’ meeting because of the disqualification of the interested directors, in which event one or more of the directors (including a director with a material personal interest in the matter) may call a general meeting to deal with the matter; and

(iv)

the matter is of a type which the Corporations Act 2001 (Cth) specifically permits the director to vote upon and to be present at a director’s meeting during consideration of the matter notwithstanding the directors’ material personal interest.

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

(c)              Borrowing powers exercisable by directors

Under the constitution, the business of the Company is to be managed by the directors, who may exercise all such powers of the Company as are not required by the Corporations Act 2001 (Cth) or the constitution to be exercised by the Company in general meeting.  The directors are specifically authorised to exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or any or all of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.  These powers can only be altered by an amendment to the constitution, which would need to be approved by the passage of a special resolution of the Company’s members at a general meeting.

(d)              Retirement of directors under an age limit requirement

No person over the age of 70 years may be appointed as a director of the Company.  A director who attains the age of 70 is deemed to have retired from the Company on that day, unless the remaining directors have previously resolved that the director’s retirement will occur at the conclusion of the next annual general meeting of the Company.

(e)              Share qualification

Within two months after a director’s appointment, the director must hold at least 2,000 fully paid ordinary shares in the Company in the director’s own right.

(f)                Re-election of directors

Each year at least one-third of the non-executive directors retire from office at the annual general meeting.  The retiring non-executive directors may be eligible for re-election.

Share rights - ordinary shares

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

Share rights - American depositary shares representing ordinary shares (ADSs)

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

Share rights - TrUEPrSSM preference shares

On September 30, 1998, a total of 32,008,000 fully paid non-converting non-cumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrS preference shares) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preference Shares (TrUEPrS) by NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company.  The underwriters with respect to the TrUEPrS issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS (and accordingly, in the issue of a further 4,000,000 TrUEPrS preference shares).

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

The TrUEPrS preference shares are redeemable, in certain limited circumstances, prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company’s election at a redemption price of US$12.50 plus accrued dividends, if any.

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

In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shareholders.  After certain exchange events occur (as referred to above), TrUEPrS preference shares will rank in priority to ordinary shares and equally with other preference shares as to dividends.  Presently, the Company’s other preference shares consist of the preference shares issued in connection with National Income Securities, which are described below.  Preference shares may also be issued by the Company in connection with its exchangeable capital units and trust preferred securities.

On January 22, 2004 the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference Shares TM (TrUEPrSSM) in 1998.  TrUEPrS were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure to be recognised in the 2004 financial year include a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Share rights - National Income Securities (NIS)

On June 29, 1999, the Company issued 20,000,000 NIS at $100.00 each.  These securities are stapled securities, comprising one fully paid note of $100.00 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share).  The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs.  If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share.  The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share.  The holder will then hold a fully paid NIS preference share.

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

With the prior consent of the APRA, the Company may redeem each note for $100.00 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration.  This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

NIS have no maturity date, are quoted on the stock market of ASX and on a winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.  In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in winding-up (as specified in accordance with the constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares.  Presently, the only other class of preference shares on issue is the preference shares issued in connection with the TrUEPrS, which are described above and which rank equally with the NIS preference shares with respect to priority on payment in a winding-up.  Preference shares may also be issued by the Company in connection with the exchangeable capital units and trust preferred securities.

Share rights – Trust Preferred Securities

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity) of 400,000 Trust Preferred Securities at GBP1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until December 17, 2018 equal to 5.62%. Each five year period after that date, a non-cumulative distribution payable semi-annually in arrears at a rate equal to the five-year benchmark UK government bond rate at the start of that period plus 1.93%.  The securities are constituted by instruments governed by New York and Delaware law.

In certain limited circumstances, the Trust Preferred Securities will be exchanged for redeemable preference shares in the Company (TPS preference shares).  These take the form of global depositary shares evidenced by global depositary receipts.  The circumstances in which the exchange event will occur include if a distribution is not paid on the Trust Preferred Securities or if the Company does not maintain certain prudential regulatory standards.  The Company also has discretion to exchange the Trust Preferred Securities for TPS preference shares at any time.

If issued, each holder of a TPS preference share would receive, if declared, non-cumulative dividends calculated at the same rate and payable on the same basis as apply to the Trust Preferred Securities.

If a distribution is not paid on the Trust Preferred Securities, or a dividend is not paid on the TPS preference shares, the Company cannot, with certain exceptions, pay distributions, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months distributions on the securities or an optional dividend.

Holders of the TPS preference shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per TPS preference share on a limited number of matters, including any proposal to wind-up the Company or any proposal to affect the rights attaching to the TPS preference shares.

With the prior consent of APRA, the Trust Preferred Securities may be redeemed in certain limited circumstances.  These circumstances are on December 17, 2018 and on every subsequent fifth anniversary, in which case the redemption price is GBP 1,000 per Trust Preferred Security plus the distributions for the last six-month distribution period, and otherwise only where certain adverse tax or regulatory events have occurred, in which case, the redemption price may include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption (except where the tax event relates to withholding tax).

The TPS preference shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the TPS preference shares, in which case they can only be redeemed if certain adverse tax or regulatory events have occurred).  The redemption price includes a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption (except where the redemption relates to withholding tax).

In a winding up of the Company, the Trust Preferred Securities and (if issued) the TPS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

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

Convening of and admission to general meetings

A director may call a meeting of the Company’s shareholders.  The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders entitled to vote at the meeting.  Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

At least 28 days notice must be given of a meeting of the Company’s shareholders.  Written notice must be given to all shareholders entitled to attend and vote at the meeting.  All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act 2001 (Cth), to vote at general meetings of the Company.  Alternatively, ordinary shareholders may be represented by the attendance of a representative, attorney or proxy.  Voting rights attaching to other classes of shares in the Company are set out above.

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

The directors may, in accordance with the constitution and the Corporations Act 2001 (Cth), determine a time before a meeting at which membership in the Company (for the purposes of the meeting) is to be ascertained in respect of holdings of shares that are quoted on the stock market of ASX.

Limitations on ownership and changes in control

The constitution does not contain any limitations on the rights to own securities in the Company.  However, there are detailed Australian laws and regulations which govern the acquisition of interests in the Company, and a summary of those is set out in this shareholder information section under the heading ‘Exchange controls and other limitations affecting securityholders’ below.

The constitution requires any sale or disposal of the Company’s main undertaking to be subject to ratification by the Company in general meeting.  Except for that provision, there are no provisions of the constitution that would have the effect of delaying, deferring or preventing a change in control of the Company which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its controlled entities.

Constitution provisions governing disclosure of shareholdings

The constitution does not prescribe an ownership threshold above which share ownership must be disclosed.  However, the Corporations Act 2001 (Cth) requires a person to disclose certain prescribed information to the Company and ASX if the person has or ceases to have a ‘substantial holding’ in the Company.  The term ‘substantial holding’ is defined in the Corporations Act 2001 (Cth), and is not limited to direct shareholdings.

The Corporations Act 2001 (Cth) also permits the Company or ASIC to direct any member of the Company to make certain disclosures in respect of their interest in the Company’s shares and the interest held by any other person in those shares.

Changes in capital

The constitution does not make any provision governing changes in the capital of the Company, which is more stringent than is required by law.

Material contracts

Executive contract – Mr Frank J Cicutto

On October 23, 2003, the Company entered into an executive service agreement (agreement) with Mr Cicutto to secure his services as Managing Director and Chief Executive Officer for a further three years.  The agreement expires on October 23, 2006 and may be extended thereafter on an annual basis.

During the employment period, Mr Cicutto will receive annual fixed compensation and short-term incentive and long-term incentive remuneration.  Annual fixed compensation is a total remuneration package (TRP) of $1,898,000, plus an annual superannuation contribution of 9.7% of annual TRP.  Together the TRP and the superannuation contribution make up Mr Cicutto’s Total Employment Compensation (TEC).  A TEC of $2,082,000 is fixed for the three year employment period.

Mr Cicutto’s short-term incentive remuneration is determined annually in accordance with a short term incentive plan, which may be changed by the Board at any time. Currently, the short-term incentive component is determined by a combination of the Group’s performance against its EVA® growth target and Mr Cicutto’s individual performance.  Mr Cicutto’s short-term incentive target for the 2004 year has been set at 110% of his TEC.  This short-term incentive target is determined annually by the Board, but cannot be less than the target for the preceding year.  At least one half of any short-term incentive remuneration must be provided in the Company’s shares (deferred shares).  The Company will also grant Mr Cicutto one additional share to match each deferred share provided to him using the first 50% of his annual short-term incentive remuneration (matching shares).  Both the deferred shares and the matching shares will be held on trust for Mr Cicutto under the National Australia Bank Staff Share Ownership Plan.  In limited circumstances, the deferred shares and matching shares may be forfeited by Mr Cicutto on termination of his employment.  The matching shares are also forfeited if Mr Cicutto resigns.

The long-term incentive component of Mr Cicutto’s remuneration comprises his eligibility to participate in an offer of executive share options and / or performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan, subject to shareholder approval.

Mr Cicutto may be considered for participation in other staff share schemes as the Board may determine.  All issues of securities in the Company to Mr Cicutto are subject to applicable legal and listing rule requirements to obtain shareholder approval.

Mr Cicutto is entitled to paid annual, long service and sick leave, and fringe benefits in accordance with the policies of the Company.

Generally, if the Company wishes to terminate the agreement during the three year employment period, it must give six months notice and make a termination payment equal to 1.5 times Mr Cicutto’s annual TRP.  If the agreement is extended for one year beyond the three year term, the termination payment is effectively one times TRP reducing proportionately to zero over the course of the year.

The agreement restricts the disclosure of confidential information by Mr Cicutto.

A 12 month restrictive covenant generally applies on cessation of Mr Cicutto’s employment.  In consideration of this covenant, if it applies, the Company will pay Mr Cicutto an amount equal to 12 months of his then current TRP.

EVA ® is a registered trademark of Stern, Stewart & Co.

Deed of settlement and release – Mr Frank J Cicutto

Mr Cicutto resigned as Managing Director and Chief Executive Officer of the Company on February 1, 2004 and entered into a deed of settlement and release with the Company on that date.  The deed sets out the agreed settlement of the terms of Mr Cicutto’s resignation.

The deed provides for the Company to pay Mr Cicutto, on or before February 16, 2004, the sum of $6,263,000, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Cicutto’s employment and directorships with the Company.  This amount comprises a resignation payment of $3,270,000 and statutory and award entitlements of $2,993,000.  The statutory and award entitlements are estimates calculated as at January 20, 2004, and subject to adjustment to reflect the accrual to February 1, 2004.  The actual amount paid to Mr Cicutto in respect of these statutory and award entitlements were $3,273,595.  In addition, the Company is to pay Mr Cicutto an amount of $1,293,000 in respect of the deferred performance-based remuneration incentive earned in 2003, which Mr Cicutto had previously elected to take in the form of ordinary shares of the Company.  Approval for these ‘deferred shares’ was provided by shareholders at the Company’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto will now receive this incentive in cash.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Cicutto’s employment by the Company.  The Company indemnifies Mr Cicutto in respect of reasonable costs and expenses arising from defending certain claims and proceedings that may arise with respect to Mr Cicutto’s employment by the Company.

Mr Cicutto retains 400,000 options over shares in the Company issued on March 19, 1999 with an expiry date of March 18, 2004.  These options are not yet vested and remain subject to the satisfaction of a performance hurdle which has not been met.  Mr Cicutto also holds 500,000 vested options over shares in the Company which have an exercise price of $21.29 each.  These options were due to expire on March 22, 2008, but must now be exercised by Mr Cicutto by no later than March 22, 2006.

Mr Cicutto has agreed to forfeit 500,000 unvested options over shares in the Company issued on March 23, 2001 with an exercise price of $27.85, as well as 300,000 unvested options over shares in the Company issued on March 21, 2003 with an exercise price of $30.46 and 100,000 unvested performance rights issued on March 21, 2003.

Mr Cicutto is entitled to a superannuation benefit valued at approximately $1,900,000, the majority of which cannot be accessed by Mr Cicutto until he attains 55 years of age.

The Company agrees with Mr Cicutto that it will not seek compliance with certain non-solicitation and non-competition provisions within his executive employment contract and accordingly no payment is to be made by the Company with respect to those provisions.

Executive contract – Mr John M Stewart

In March 2003, National Australia Group Europe Limited (NAGE), a controlled entity of the Company, entered into an executive service agreement (agreement) with Mr Stewart.  Mr Stewart commenced service on August 8, 2003 and was appointed to the Board as an executive director on August 11, 2003.  He is the Managing Director and Chief Executive Officer of National Australia Group Europe Limited and is a director of Clydesdale Bank PLC, Northern Bank Limited, National Irish Bank Limited, Yorkshire Bank PLC and National Wealth Management Europe Holdings Limited.

The agreement is for an initial three year period then a rolling annual contract unless terminated.  Generally, if NAGE wishes to terminate Mr Stewart’s employment, then it must give 12 months notice (or, at NAGE’s discretion, payment in lieu of basic salary and benefits that would have been accrued during the notice period).  Termination by Mr Stewart requires three months notice.  A restrictive covenant will be in place for six months following termination.  The agreement does not provide for any other payments in respect of termination, other than for unpaid but accrued holiday entitlements.

During his employment period, Mr Stewart will receive annual base salary, short-term incentive and long-term incentive remuneration.  Mr Stewart’s base salary will be GBP485,000 per annum reviewed annually on January 1.  The first review by the Compensation Committee of the Board will be in January 2004.  Mr Stewart is entitled to additional benefits including a company car, medical cover and permanent health insurance, life insurance and participation in the National Partnership Share Plan.  Additionally, the Company will pay annual contributions to a personal pension scheme nominated by Mr Stewart up to 25% of salary subject to UK Inland Revenue restrictions.  Where a lesser amount is paid the balance should be paid as cash salary.

Mr Stewart’s short-term incentive remuneration is determined in accordance with the Company’s EVA® incentive plan.  Currently, the short-term incentive component is determined by a combination of the Group’s performance against its EVA® growth target and Mr Stewart’s individual performance.  Mr Stewart’s target incentive opportunity is currently 100% of basic salary, subject to global Group performance and individual performance (including objectives focused on UK business performance).  For 2003 he will be eligible to receive a pro-rata payment from the date of commencement.

The long-term incentive component of Mr Stewart’s remuneration comprises his eligibility to participate in the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan.  Upon commencement of employment, he was granted 125,000 options and 31,250 performance rights.  All awards of short-term and long-term incentive are subject to the approval of the Compensation Committee and, where required under applicable laws and listing rules, the approval of shareholders.

Mr Stewart is entitled to 30 days of paid holiday leave per annum and fringe benefits in accordance with the policies of the Company.

As an employee, Mr Stewart could be entitled to staff loans or other program benefits offered to staff in general.  Any benefits under these arrangements would form part of his total remuneration package and would be subject to any legislative or regulatory restrictions, including the United States Sarbanes-Oxley Act of 2002.

The agreement restricts the disclosure of confidential information by Mr Stewart.

Employment agreement – Mr Ian F Scholes

Effective April 2, 2002, the Company entered into an executive service agreement (agreement) with Mr Scholes to secure his services as Executive General Manager Corporate & Institutional Banking, commencing on April 2, 2002.  The agreement expires three years after the commencement date.

Mr Scholes’ position is based in Melbourne, and he receives annual fixed compensation and short-term incentive and long-term incentive remuneration.

Annual fixed compensation was initially a total remuneration package (TRP) of $575,000 per annum, and is reviewed annually by the Compensation Committee.  Additionally, an annual superannuation contribution of 8% of salary is provided for, which can be (and has been) altered by the Company subject to applicable laws.

Mr Scholes’ short-term incentive payment is determined in accordance with the Company’s incentive program from time to time.  Currently, the short-term incentive component is determined by a combination of the Group’s performance against its EVA® growth target and Mr Scholes’ individual performance.

The long-term incentive component of Mr Scholes’ remuneration comprises his eligibility to participate in the National Australia Bank Staff Share Allocation Plan, the National Australia Bank Staff Share Ownership Plan and consideration for participation in any offers made under the National Australia Bank Executive Share Option Plan No. 2.  Mr Scholes is also eligible to participate in the National Australia Bank Performance Rights Plan.  All awards of short-term and long-term incentive require the approval of the Compensation Committee.

Mr Scholes is entitled to leave and fringe benefits in accordance with the policies of the Company.  There are restrictions on the disclosure of confidential information by Mr Scholes.

The agreement may be terminated by either party on six weeks notice.  If the Company terminates the agreement, other than for serious misconduct, a termination payment will be made by the Company for the balance of the agreement term in respect of both TRP and target incentive payments (at the rate of 150% of TRP).  In those circumstances, the Company has agreed to approve the retention by Mr Scholes of all share options granted since the commencement of employment.

A covenant restricts Mr Scholes from engaging in certain conduct with respect to the Company’s officers, employees, contractors and customers for a period of 12 months after termination of the agreement.

As an employee, Mr Scholes could be entitled to staff loans or other program benefits offered to staff in general.  Any benefits under these arrangements would form part of his total remuneration package and would be subject to any legislative or regulatory restrictions, including the United States Sarbanes Oxley Act of 2002.

Employment agreement – Mr Joseph J Whiteside

The Company and HomeSide Lending, Inc. (HomeSide US) entered into an employment agreement (agreement) on September 1, 2001 with Mr Whiteside, as Chairman and Chief Executive Officer of HomeSide US.  This contract terminated on either the sale of a portion or the whole of HomeSide US, termination of employment (for cause, good reason, death or disability) or a date eighteen months from the effective date.  During this employment, he reported directly to the Managing Director and Chief Executive Officer of the Company.

Under the terms of the agreement, Mr Whiteside received annual base salary, short-term incentive and long-term incentive remuneration.  The annual base salary was US$500,000 per annum.  Mr Whiteside’s short-term incentive payment was dependant upon achievement of performance targets - stability of the organisation, performance of operational targets and status of the process of the sale of HomeSide US.  The long-term incentive payment was dependent on achievement of operational performance targets or the sale of HomeSide US.

Additionally, Mr Whiteside was entitled to receive senior executive benefits including travelling and accommodation costs, employee pension, welfare, perquisites, fringe benefits, and paid vacation leave.

The Company and HomeSide US subsequently entered into a new employment agreement (new agreement) with Mr Whiteside to secure his services as Chairman and Chief Executive Officer of HomeSide US effective from the date of sale of the operating assets of HomeSide US to Washington Mutual Bank, FA.  During the employment period, Mr Whiteside reported to the Executive General Manager, Financial Services Europe.

Under the terms of the new agreement, Mr Whiteside received annual base salary and short-term incentive remuneration.  The annual base salary was initially set at US$360,000 per annum on the basis of a four-day week.  This amount was subsequently revised to US$450,000 per annum to reflect the full-time responsibilities of the position.  Mr Whiteside’s short-term incentive payment was an amount dependant upon achievement of performance targets including the execution of that company’s exit from the mortgage services industry in the US and the performance of the wind down of HomeSide US.  Additionally, Mr Whiteside was entitled to receive senior executive benefits including employee pension, welfare, perquisites, fringe benefits, and paid vacation leave.

As the position was not based in Mr Whiteside’s home state, the Company also reimbursed reasonable housing and commuting costs, plus miscellaneous reasonable living expenses.

Mr Whiteside’s new agreement was terminated on October 1, 2002.  Upon termination, the Company paid accrued base salary and benefits through to the termination date.  Mr Whiteside will continue to receive health benefits through to age 65, as per the Company’s standard policy for US senior executives.

Exchange controls and other limitations affecting securityholders

There are no limitations under the Company’s constitution restricting the rights of non-resident or foreign owners of ordinary shares to have an interest in or vote on their securities.

Mergers, acquisitions and divestments of Australian public companies listed on ASX are regulated by detailed and comprehensive legislation and the rules and regulations of ASX.

In summary, under the Corporations Act 2001 (Cth), a person must not acquire a relevant interest in issued voting shares in an Australian listed company if, broadly, because of the transaction, that person’s or someone else’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%, unless those shares are acquired in a manner specifically permitted by law.  This restriction also limits the options available to a shareholder wanting to sell a shareholding of more than 20% in an Australian listed company.

The concepts of relevant interest and voting power are very broadly defined and shareholders should seek their own advice on their scope.  In very general terms:

•                  a person has a relevant interest in securities broadly if they hold the securities or have the power to vote or dispose of the securities or are deemed to have a relevant interest;

•                  a person’s voting power in a company is broadly the total number of votes attached to all the voting shares in the company that the person or an associate has a relevant interest in, divided by the total number of votes attached to all voting shares in the company; and

•                  an associate is widely defined in Divisions 1 and 2 of Part 1.2 of the Corporations Act 2001 (Cth) and includes, depending on the context, parent companies or subsidiaries of the holder and persons with whom the holder has entered into various types of agreements, arrangements or understandings (formal or informal) in relation to certain matters concerning shares, the affairs of the company or the composition of its board of directors.

The Corporations Act 2001(Cth) also imposes certain substantial shareholding disclosure obligations on persons who are or become entitled to 5% or more of the voting shares in a company listed on ASX, such as the Company.

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

In addition, there are specific limitations on the acquisition of a shareholding in a bank under the Financial Sector (Shareholdings) Act 1998 (Cth).  Under this Act, a person (including a company) must not acquire an interest in an Australian financial sector company where the acquisition would take that person’s voting power (which includes the voting power of the person’s associates) in the financial sector company to more than 15% of the voting power of the financial sector company without first obtaining the Treasurer’s approval.  Even if a person has less than 15% of the voting power, the Treasurer has the power to declare that a person has practical control of that company and, by applying for an order from the Federal Court of Australia may require the person to relinquish that control.  The definition of a financial sector company includes banks, such as the Company.  It also includes authorised insurance companies or an authorised insurance company’s holding company.  Three of the Company’s controlled entities are authorised insurance companies.

Subject to compliance with the FATA and the Financial Sector (Shareholdings) Act 1998 (Cth), non-residents of Australia have the same rights to hold shares and to vote as residents of Australia.

There are no formal prohibitions on the diversification by banks through equity involvements or investments in subsidiaries.  However, without the consent of the Treasurer, no bank may enter into any agreement or arrangement for the sale or disposal of its business (by amalgamation or otherwise), or for the carrying on of business in partnership with an ADIs, or effect a reconstruction.

There are no general foreign exchange restrictions in effect in Australia at the present time.  However, the specific approval of the RBA must be obtained in connection with certain payments and transactions having a prescribed connection with countries and entities designated from time to time by the RBA for the purposes of the Banking (Foreign Exchange) Regulations.  Regulations in Australia also prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries, named individuals, or entities associated with terrorism.

Taxation

The taxation discussion set forth below is intended only as a descriptive summary, and does not purport to be a complete technical analysis or listing of all potential Australian, UK or US tax effects to US persons who are American depositary receipt holders or holders of shares (US holders), and US holders are advised to satisfy themselves as to the overall tax effects, including state and local tax effects, by consulting their own tax advisers.  This summary is based in part on representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms.  Except as otherwise noted, the statements of Australian, UK or US tax laws set out below are based on the laws in force as at November 11, 2003, and are subject to any changes in Australian, UK or US laws and in any double taxation convention between Australian and either the UK or the US occurring after that date.

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

The amount of the credit is dependent upon the extent to which the dividend paid is a franked dividend.  From July 1, 2000, excess imputation tax credits are refundable to Australian resident shareholders for tax purposes who are individuals, superannuation funds and charities.  Non-resident shareholders for tax purposes who do not hold the shares in connection with a permanent establishment in Australia, rather than receiving a credit, are exempt from dividend withholding tax in respect of franked dividends received.  Non-

resident shareholders for tax purposes are not entitled to a refund of excess imputation tax credits.

The Company paid a fully franked interim dividend out of the profit for the half year ended March 31, 2003 and has declared a fully franked final dividend payable out of the profit for the year ended September 30, 2003.  These franked dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.

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

UK dividend plan (UKDP)

The UKDP enables a shareholder of the Company who elects to participate in the UKDP to receive dividends from a UK controlled entity of the Company, as an alternative to the cash component of dividends paid on ordinary shares in the Company.  Dividends from UK companies continue to carry a tax credit of 10% of the grossed up amount of the dividend which can be utilised by certain shareholders.

The Company’s Australian resident corporate shareholders obtain no tax credits on a dividend paid by the UK controlled entity.  Dividends received from the Company on ordinary shares which do not participate in the UKDP carry an Australian imputation tax credit to the extent those dividends are franked.

In addition, participants of the UKDP should not suffer Australian capital gains tax due solely to their participation in, or withdrawal from, the UKDP.

US federal income taxation

A US holder must include in gross income, the gross amount of any dividend paid by the Company out of earnings and profits (as determined for US federal income tax purposes), including any Australian income tax withheld from the dividend payment.  Subject to certain limitations, a dividend received by an individual US holder will be taxed at the same rates that apply to a net capital gain.  The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends paid by US corporations.  Subject to certain limitations, any Australian tax withheld from a dividend will be creditable against a US holder’s US federal income tax liability.

For US federal income tax purposes, US holders will not be entitled to a tax credit for the 10% UK withholding tax deducted from dividends paid by the UK controlled entity under the UKDP.

Taxation - New Zealand Shareholders

The Governments of Australia and New Zealand have announced a joint tax reform initiative that will enable New Zealand shareholders to also receive New Zealand imputation credits on dividends paid by the Company after October 1, 2003.  However, as the relevant New Zealand legislation was not enacted at the date the final 2003 dividend was declared, this dividend will not carry any New Zealand imputation credits.  The extent to which future dividends will carry New Zealand imputation credits will depend on a number of factors, including the level of the Group’s profits that are subject to New Zealand tax and the timing of enacting the relevant changes to the New Zealand taxation system.

Exchange rates

Fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar prices of the fully paid ordinary shares of the Company and, as a result, may affect the market price of the ADSs in the US.  (A description of the ADSs appears under the heading ‘American depositary shares representing ordinary shares (ADSs)’ above.)

Such fluctuations will also affect the US dollar conversion by the depositary of cash dividends paid in Australian dollars on the fully paid ordinary shares represented by the ADSs.  Refer to ‘Selected financial data’ on page 7 for the high, low, average and year-end noon buying exchange rates for the Company’s last five fiscal years.

Documents

Documents concerning the Company that are referred to in this annual financial report may be inspected at the registered office.

In addition, the Company files reports and other information with the SEC.  You can read and copy these reports and other information at the SEC Public Reference Room at 450 Fifth Street, North West, Washington DC 20549.  You can telephone the SEC at 1-800-SEC-330 for further information on the Public Reference Room.  Once the report is lodged with the SEC you can view it electronically at the SEC website at www.sec.gov through EDGAR.  You can also read and copy these reports and other information at New York Stock Exchange, Inc., 20 Broad Street, New York NY 10005.

Twenty largest registered fully paid ordinary shareholders of the Company as at  February 16, 2004

	Number of shares	%
National Nominees Ltd	176,099,121	11.69
JP Morgan Nominees Australia Ltd	173,363,331	11.51
Westpac Custodian Nominees	165,596,795	10.99
Citicorp Nominees Pty Ltd	37,001,547	2.46
RBC Global Services Aust. Nominees Pty Ltd <Pipooled A/C>	31,578,405	2.10
ANZ Nominees Ltd	31,491,052	2.09
Queensland Investment Corporation	20,270,520	1.35
AMP Life Ltd	17,794,956	1.18
Cogent Nominees Pty Ltd	16,173,347	1.07
National Aust. Trustees Ltd	13,025,131	0.86
RBC Global Services Australia Nominees Pty Ltd <BKCUST A/C>	12,135,165	0.81
RBC Global Services Aust. Nominees Pty Ltd	10,878,248	0.72
HSBC Custody Nominees (Aust) Ltd	10,233,976	0.68
Citicorp Nominees Pty Ltd <CFS WSLE IMPUTATION FUND A/C>	9,464,073	0.63
Australian Foundation Investment Co Ltd	7,239,612	0.48
Cogent Nominees Pty Ltd	6,338,004	0.42
NRMA Nominees Pty Ltd	5,724,195	0.38
Citicorp Nominees Pty Ltd <CFS IMPUTATION FUND A/C>	5,396,042	0.36
Government Superannuation Office	5,067,207	0.34
Westpac Financial Services Ltd	4,323,206	0.28
	759,193,933	50.40

The 20 largest registered shareholders held 759,193,933 fully paid ordinary shares, which is equal to 50.40% of the total issue of 1,506,425,191 fully paid ordinary shares.

Substantial shareholder

As at February 16, 2004, there were no persons with a substantial shareholding in the Company.

Distribution of fully paid ordinary shareholdings

	Number of	% of	Number of	% of
	shareholders	holders	shares	shares
Range (number)
1 - 1,000	215,206	64.0	85,141,040	5.7
1,001 - 5,000	97,414	29.0	210,910,119	14.0
5,001 - 10,000	14,195	4.2	99,149,226	6.6
10,001 - 100,000	8,969	2.7	190,382,972	12.6
100,001 and over	375	0.1	920,841,834	61.1
	336,159	100.0	1,506,425,191	100.0
Less than marketable parcel of $500	7,813		62,274

Shares held in trust under the Company’s employee share plans are registered as one shareholding in the name of the trustee.

Address of holders

Australia	314,790	93.6	1,484,431,155	98.5
United Kingdom	10,848	3.2	8,145,721	0.6
New Zealand	7,590	2.3	9,673,828	0.7
United States	512	0.2	607,115	—
Other overseas	2,419	0.7	3,567,372	0.2
	336,159	100.0	1,506,425,191	100.0

Voting rights

The voting and other rights attaching to ordinary shares are set out in the section entitled ‘the Company’s constitution’ on page 208.

Twenty largest registered National Income Securities (NIS) holders as at February 16, 2004

	Number of securities	%
Westpac Custodian Nominees Ltd	890,032	4.45
JP Morgan Nominees Aust. Ltd	534,506	2.67
Australian Foundation Investment Co Ltd	506,160	2.53
Citicorp Nominees Pty Ltd	484,508	2.42
National Nominees Ltd	330,165	1.65
AMP Life Ltd	311,338	1.56
ANZ Nominees Ltd	277,850	1.39
RBC Global Services Aust Nominees Pty Ltd <MUCI A/C>	254,890	1.27
Tower Trust Ltd	226,013	1.13
The University of Sydney	199,713	1.00
RBC Global Services Aust Nominees Pty Ltd <BKCUST A/C>	185,200	0.93
UBS Private Clients Aust Nominees Pty Ltd	185,169	0.93
Merrill Lynch (Aust) Nominees Pty Ltd	174,141	0.87
RBC Global Services Aust Nominees Pty Ltd <GSJBW A/C>	156,609	0.78
Questor Financial Services Ltd <TPS RF ACCOUNT>	155,253	0.78
Cogent Nominees Pty Ltd <SMP ACCOUNTS>	145,823	0.73
Perpetual Trustee Company Ltd	140,322	0.70
Treaty Services Pty Ltd	111,500	0.56
GSJBW Credit Trading	100,000	0.50
Perpetual Trustee Company Ltd <C M L SERIES 2002-1 ACCOUNT>	93,690	0.46
	5,462,882	27.31

The 20 largest registered NIS holders held 5,462,882 NIS, which is equal to 27.31% of the total issue of 20,000,000 NIS.

Distribution of NIS holdings

	Number of	% of	Number of	% of
	holders	holders	securities	securities
Range (number)
1 - 1,000	43,776	96.1	8,242,511	41.2
1,001 - 5,000	1,547	3.4	3,087,152	15.4
5,001 - 10,000	120	0.3	841,275	4.2
10,001 - 100,000	100	0.2	2,559,870	12.8
100,001 and over	18	—	5,269,192	26.3
	45,561	100.0	20,000,000	100.0
Less than marketable parcel of $500	15		40

Address of holders
Australia	45,139	99.1	19,647,263	99.1
United Kingdom	31	0.1	7,274	0.1
New Zealand	280	0.6	221,161	0.6
United States	17	—	14,128	—
Other overseas	94	0.2	110,174	0.2
	45,561	100.0	20,000,000	100.0

Voting rights

The voting and other rights attaching to the NIS are set out in the section entitled ‘The Company’s constitution’ on page 208.

National Australia Bank Limited

Chairman	Managing Director and Chief Executive Officer	Company Secretary
Mr Graham J Kraehe	Mr John M Stewart	Mr Garry F Nolan
AO, BEc, FAICO Appointed February 2004	BA, ACII, FCIB Appointed February 2004	MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)

Registered office	Auditor	Solicitors

24th Floor	KPMG	Mallesons Stephen Jaques
500 Bourke Street	Chartered Accountants	525 Collins Street
Melbourne Victoria 3000	161 Collins Street	Melbourne Victoria 3000
Australia	Melbourne Victoria 3000	Australia
Telephone: 1300 367 647	Australia

Shareholders’ centre internet service

The Group’s website at www.nabgroup.com has a dedicated separate section where shareholders can gain access to a wide range of secure information, including copies of recent announcements, annual financial reports and useful forms, including change of address forms, from Shareholder Services.  Email: Shareholder_Services@national.com.au

Shareholders’ centre information line

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

Principal share register and Shareholder Services	UK branch share register	US ADR depositary, transfer agent and registrar

24th Floor	C/- Computershare Investor Services PLC	The Bank of New York
500 Bourke Street	The Pavilions	Depositary Receipts Division
Melbourne Victoria 3000	Bridgwater Road	101 Barclay St, 22nd Floor
Australia	Bedminster Down	New York NY 10286
	Bristol BS99 7NH	United States
Postal Address	United Kingdom
GPO Box 2333
Melbourne Victoria 8060	Tel: (0870) 702 0000	Tel: (212) 815 2293
Australia	Fax: (0870) 703 6101	Fax: (212) 571 3050, 3051, 3052

Local call: 1300 367 647	Website: www.computershare.com	Website: www.adrbny.com
Fax: (03) 8641 4927

Telephone and fax (outside Australia):

T: +61 3 8641 4200; F: +61 3 8641 4927

Official quotation

Fully paid ordinary shares of the Company are quoted on the following stock exchanges:

•                  Australian Stock Exchange Limited;

•                  London Stock Exchange PLC;

•                  Stock Exchange, New Zealand;

•                  Tokyo Stock Exchange; and

•                  New York Stock Exchange, Inc.

In the US, the Company’s ordinary shares are traded in the form of American depositary shares evidenced by American depositary receipts issued by The Bank of New York Company, Inc.

The Group has also issued:

•                  exchangeable capital units which are quoted under the symbol ‘NAU’ on the stock market of New York Stock Exchange, Inc., and are also quoted on the Luxembourg Stock Exchange;

•                  NIS which are quoted on the stock market of Australian Stock Exchange Limited under the symbol ‘NABHA’; and

•                  Trust Preferred Securities which are quoted on the stock market of Luxembourg Stock Exchange.

Signatures

The registrant certifies that it meets all of the requirements for filing on form 20-F and it has duly caused and authorised the undersigned to sign this annual financial report on its behalf.

National Australia Bank Limited

Registrant

/s/ Garry F Nolan
Garry F Nolan
Secretary of the Company

Date: March 25, 2004

Glossary

Term used	Brief description

AASB	Australian Accounting Standards Board
ACCC	Australian Competition and Consumer Commission
ADIs	Authorised deposit-taking institutions
ADR	American depositary receipts
ADS	American depositary shares
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange (the stock market conducted by Australian Stock Exchange Limited)
ATM	Automated teller machine
Australian GAAP	Generally accepted accounting principles applicable in Australia
Basel II	Basel II Capital Accord
BIS	Bank for International Settlements
Company	National Australia Bank Limited
CRM	Customer relationship management (system)
EFTPOS	Electronic funds transaction point of sale
GAAP	Generally accepted accounting principles
Group	National Australia Bank Limited and its controlled entities
HomeSide US	HomeSide Lending, Inc.
Non-GAAP

A financial measure which is either a numeric or ratio of historical or future financial performance, financial position, or cash flows that excludes or includes amounts which are included or excluded in a GAAP measure

Positioning for Growth

A program launched in October 2001, to drive long-term growth, through the simplification of the Group’s structure, systems and processes.  It also examined opportunities to maximise revenues, reduce cost structures and use resources more efficiently

RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
SEC	Securities & Exchange Commission
SFAS	Statement of Financial Accounting Standard (issued by the US Financial Accounting Standards Board)
UK	United Kingdom
US	United States of America
US GAAP	Generally accepted accounting principles applicable in the United States of America

Term used	Closest US equivalent or brief description

Asset quality disclosure	Impaired assets
Asset revaluation reserve	Increase or temporary decrease in valuation of certain assets as compared with historical cost
Charge to provide for doubtful debts	Provisions for loan losses
Constitution	By-laws
Depreciation	Amortisation
Equity	Shareholders’ equity
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Net profit	Net income
Ordinary shares	Common stock
Ordinary shares, fully paid	Ordinary shares, issued and fully paid
Overdraft	A line of credit, contractually repayable on demand unless a fixed term has been agreed established through a customer’s current account
Preference shares	Preferred stock
Provisions	Allowances
Provisions for doubtful debts	Allowances for loan losses
Share capital	Ordinary shares or common stock issued
Shares on issue	Shares outstanding
Significant item	Items of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity
Statement of financial performance	Income statement
Statement of financial position	Balance sheet
Write-offs	Charge-offs

Form 20-F Cross reference index

Item	Item caption	Page

	Currency of presentation, exchange rates and certain definitions	2, 215

Part I

1

Identity of directors, senior management and advisors

Not required

2	Offer statistics and expected timetable	Not required

3	Key information
	Selected financial data	4
	Capitalisation and indebtedness	Not required
	Reason for the offer and use of proceeds	Not required
	Risk factors	58

4	Information on the Company
	History and development of the Company	8, 13, 157
	Business overview	8
	Organisational structure	16
	Property, plant and equipment	17

5	Operating and financial review and prospects
	Operating results	19
	Liquidity and capital resources	40, 43
	Research and development patents and licenses	Not required
	Trend information	13, 15, 16, 20

6	Directors, senior management and employees
	Directors and senior management	71, 204
	Compensation	77
	Board practice	67, 68, 77, 204
	Employees	36
	Share ownership	84, 141, 204

7	Major shareholders and related party transactions
	Major shareholders	206, 216
	Related party transactions	58, 173
	Interests of experts and counsel	Not required

8	Financial information
	Consolidated statements and other financial information	17, 39, 85
	Significant changes	73

9	The offer and listing
	Offer and listing details	207
	Plan of distribution	Not required
	Markets	206
	Selling shareholders	Not required
	Dilution	Not required
	Expenses of the issue	Not required

10	Additional information
	Share capital	Not required
	Memorandum and articles of association	208
	Material contracts	211
	Exchange controls	213
	Taxation	214
	Dividends and paying agents	Not required
	Statement of experts	Not required
	Documents on display	216
	Subsidiary information	Not required

Item	Item caption	Page

11	Quantitative and qualitative disclosures about market risk	53

12	Description of securities other than equity securities	Not required

Part II

13

Defaults, dividend arrearages and delinquencies

None

14	Material modifications to the rights of security holders and use of proceeds	Not required

15	Controls and procedures	57

16A	Audit Committee financial expert	67

16B	Code of Ethics	70

16C	Principal accountant fees and services	67, 178

16D	Exemptions from listing standards for Audit Committees	Not required

Part III

17

Financial statements

Not required

18	Financial statements	85

19	Exhibits
	1. Constitution of National Australia Bank Limited as currently in effect
	4. Material contracts
	4.1 Executive service agreement – Mr Frank J Cicutto
	4.2 Deed of settlement and release – Mr Frank J Cicutto
	4.3 Executive service agreement – Mr John M Stewart
	4.4 Employee agreement – Mr Ian F Scholes
	4.5 Employee agreement – Mr Joseph J Whiteside
	7. Statement explaining how the ratio of earnings to fixed charges is calculated
	8. List of subsidiaries of National Australia Bank Limited
	12. Certifications pursuant to Rule 15d-14a under the US Securities Exchange Act of 1934
	13. Certifications pursuant to Rule 15d-14b under the US Securities Exchange Act of 1934

	Signature	219