Form 20-F
period 2004-09-30
NATIONAL AUSTRALIA BANK LTD
filed 2005-01-21
CIK 833029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 September, 2004

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

Ordinary Shares	1,550,782,506
Staff Share Scheme shares	562,873 paid to 25 Australian cents
National Income Securities	20,000,000
Trust Preferred Securities	400,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐  Item 18  ☒

Table of contents

Presentation of information	2
Financial summary	3
Selected financial data	4
Business overview	9
Introduction	9
Strategy	9
Business operating model	9
Changes to the business operating model	9
Introduction to Financial Services	10
Financial Services Australia	10
Financial Services Europe	11
Financial Services New Zealand	12
Corporate & Institutional Banking	12
Wealth Management	13
Other	14
Competition	15
Regulation of the financial services system	15
Changing regulatory environment	16
Organisational structure	18
Description of property	18
Certain legal proceedings	18
Certain services provided by the external auditor and SEC investigation – matters related to independence	19
Financial review	21
Summary	21
Economic outlook	22
Net interest income	23
Net life insurance income	26
Other banking and financial services income	26
Mortgage servicing and origination revenue	28
Movement in the excess of net market value over net assets of life insurance controlled entities	28
Significant revenue	30
Operating expenses	30
Charge to provide for doubtful debts	31
Significant expenses	32
Income tax expense	33
Net profit by segment	34
Employees	42
Assets and equity	43
Return on average equity	43
Earnings and dividends per share	44
Shareholder value	45
Liquidity and funding	45
Capital resources	49
Gross loans and advances	52
Asset quality disclosures, charge to provide and provisions for doubtful debts	53
Deposits and other borrowings	57
Assets under management and administration	57
Risk management	58
Disclosure controls and procedures and internal control over financial reporting	63
Transactions with related and other non-independent parties	65
Risk factors	65
Critical accounting policies	66
Accounting developments	69
Non-GAAP financial measures	69
Corporate governance	70
Report on the directors and officers	80
Financial report	99
Statement of financial performance	100
Statement of financial position	101
Statement of cash flows	102

Notes to the financial statements		103
1	Principal accounting policies	103
2	Transition to Australian equivalents to International Financial Reporting Standards	112
3	Segment information	114
4	Revenue from ordinary activities	117
5	Profit from ordinary activities before income tax expense	118
6	Income tax expense	121
7	Dividends and distributions	122
8	Earnings per share	123
9	Cash and liquid assets	124
10	Due from other financial institutions	124
11	Due from customers on acceptances	124
12	Trading securities	125
13	Available for sale securities	125
14	Investment securities	127
15	Investments relating to life insurance business	130
16	Loans and advances	131
17	Provisions for doubtful debts	133
18	Asset quality disclosures	137
19	Shares in controlled entities, joint venture entities and other securities	140
20	Regulatory deposits	141
21	Property, plant and equipment	141
22	Income tax assets	143
23	Goodwill	143
24	Other assets	143
25	Due to other financial institutions	145
26	Deposits and other borrowings	145
27	Life insurance policy liabilities	146
28	Income tax liabilities	147
29	Provisions	147
30	Bonds, notes and subordinated debt	148
31	Other debt issues	150
32	Other liabilities	150
33	Contributed equity	151
34	Reserves	154
35	Retained profits	154
36	Outside equity interest	155
37	Total equity reconciliation	155
38	Shares, performance options and performance rights	156
39	Average balance sheets and related interest	164
40	Maturity analysis	166
41	Interest rate risk	168
42	Notes to the statement of cash flows	173
43	Particulars in relation to controlled entities	175
44	Contingent liabilities and credit commitments	176
45	Derivative financial instruments	180
46	Fair value of financial instruments	186
47	Superannuation commitments	187
48	Operating lease commitments	189
49	Capital expenditure commitments	189
50	Related party disclosures	190
51	Remuneration of directors and executives	192
52	Remuneration of external auditor	206
53	Fiduciary activities	207
54	Life insurance business disclosures	207
55	Supplementary statement of financial position	214
56	Reconciliation with US GAAP and other US GAAP disclosures	215
57	Events subsequent to balance date	226
Independent auditor’s report		228
Shareholder information		229
Glossary		255
Form 20-F cross reference index		256

Presentation of information

Basis of presentation

References in this document to this annual financial report refer to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission.  This annual financial report is prepared in accordance with Australian GAAP, which differs in some respects from US GAAP (as set out in note 56 in the financial report).  Comparative amounts have been reclassified to accord with changes in presentation made in 2004, except where otherwise stated.

Currency of presentation

All currency amounts are expressed in Australian dollars unless otherwise stated.  Merely for the convenience of the reader, this annual financial report contains translations of certain Australian dollar amounts into US dollars at specified rates.  These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.  Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.7244 = A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (noon buying rate) on September 30, 2004.

Certain definitions and glossary

The Company’s fiscal year ends on September 30.  As used herein, the fiscal year ended September 30, 2004 is referred to as 2004 and other fiscal years are referred to in a corresponding manner.  The abbreviations $m and $bn represent millions and thousands of millions (ie. billions) of Australian dollars respectively.  Financial statements means the Company’s consolidated financial statements for the year ended September 30, 2004, September 30, 2003 and September 30, 2002 included herein at pages 100 to 227.  Any discrepancies between total and sums of components in tables contained in this annual financial report are due to rounding.

A glossary of some of the key terms used in this annual financial report is contained at page 255.  In addition, non-GAAP financial measures have been defined at page 69.

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

In this annual financial report, forward-looking statements may, without limitation, relate to statements regarding:

•             economic and financial forecasts, including but not limited to statements under the financial review and report on the directors and officers;

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

Financial summary (1)

Profitability

•                  Net profit attributable to members of the Company decreased 19.7% to $3,177 million.

•                  Net profit attributable to members of the Company before significant items(2) decreased 10.0% to $3,561 million.

•                  The current year’s result includes the following after tax significant items:

•                  net profit of $315 million on sale of shareholdings in St George Bank Limited, AMP Limited and HHG PLC;

•                  foreign currency options trading losses of $252 million;

•                  write-down of impaired application software of $307 million;

•                  charge to provide for doubtful debts of $204 million as a result of a revision of an accounting estimate; and

•                  profit of $64 million on write-back of a provision for costs related to the sale of SR Investment, Inc.

The 2003 result included no significant items.

Net profit attributable to ordinary members of the Company & significant items

Shareholder returns

•                  Diluted earnings per share decreased 19.5% to 196.1 cents.  Excluding significant items, diluted earnings per share decreased 9.5% to 220.4 cents.

•                  Diluted cash earnings(2) per share decreased 23.1% to 201.7 cents.  Excluding significant items, diluted cash earnings per share decreased 13.8% to 226.0 cents.

•                  Return on average ordinary shareholders funds decreased from 18.3% to 14.0% (15.8% excluding the impact of significant items).

•                  Dividends of 166 cents per share compared with 163 cents per share last year.  In 2004, the interim dividend of 83 cents per share was fully franked and the final dividend of 83 cents per share was also fully franked.  In 2003, the interim dividend of 80 cents per share was fully franked and the final dividend of 83 cents was also fully franked.

•                  Economic Value Added (EVA®)(2) decreased 28.4% to $1,617 million.

EVA® is a registered trademark of Stern Stewart & Co.  EVA® measures the economic profit earned in excess of the Group’s cost of capital.

Diluted cash earnings (before significant items), diluted earnings, and dividends per share

Growth and diversification

•                  Total assets grew by 2.4% in local currency terms.

•                  Net assets grew by 8.7% in local currency terms.

•                  Movements in exchange rates increased total assets (in Australian dollar terms) by $4.2 billion.

•                  Gross loans and advances increased 8.3% in local currency terms.

•                  Assets under management and administration grew by 10.9%.

Assets under management and administration

(1)       Refer to note 57 of the financial report for developments up to the date of signing this annual financial report.

(2)       Refer to ‘non-GAAP financial measures’ on page 69 and ‘reconciliations of non-GAAP financial measures’ on page 6.

Selected financial data

The information hereunder has been derived from the audited financial report of the Group, or where certain items are not shown in the Group’s financial report, it has been prepared for the purpose of this annual financial report.  Accordingly, this information should be read in conjunction with and is qualified in its entirety by reference to the financial report.  Comparative amounts have been reclassified to accord with changes in presentation made in 2004, except where otherwise stated.

	Group
	2004	2004 (1)	2003	2002 (2)	2001 (3)	2000 (4)
	$m	US$m	$m	$m	$m	$m
Summary of financial performance

Australian GAAP
Net interest income	7,191	5,209	7,419	7,222	6,960	6,371
Net life insurance income	1,012	733	444	(10)	128	332
Other banking and financial services income	4,831	3,500	5,010	7,006	4,749	4,124
Mortgage servicing and origination revenue	—	—	—	378	810	640
Movement in the excess of net market value over net assets of life insurance controlled entities	(137)	(99)	(160)	(155)	510	202
Significant revenue	993	719	—	2,671	5,314	—

Operating expenses	(6,812)	(4,935)	(6,354)	(8,707)	(6,470)	(5,807)
Amortisation of goodwill	(103)	(75)	(98)	(101)	(167)	(197)
Charge to provide for doubtful debts	(559)	(405)	(633)	(697)	(989)	(588)
Significant expenses	(1,675)	(1,213)	—	(3,266)	(6,866)	(204)
Profit from ordinary activities before income tax expense	4,741	3,434	5,628	4,341	3,979	4,873
Income tax expense relating to ordinary activities	(1,190)	(862)	(1,681)	(962)	(1,891)	(1,632)
Net profit	3,551	2,572	3,947	3,379	2,088	3,241
Net loss/(profit) attributable to outside equity interest – Life insurance business	(365)	(264)	16	(6)	(5)	(2)
Net profit attributable to outside equity interest – Other	(9)	(7)	(8)	—	—	—
Net profit attributable to members of the Company	3,177	2,301	3,955	3,373	2,083	3,239
Dividends paid/payable (5)	2,405	1,742	2,255	2,266	2,080	1,858
Adjusted to accord with US GAAP
Net income	2,747	1,990	3,527	3,455	1,794	3,004

	Group
	2004	2004 (1)	2003	2002 (2)	2001 (3)	2000 (4)
	$m	US$m	$m	$m	$m	$m
Summary of financial position

Australian GAAP
Investments relating to life insurance business	41,013	29,710	35,846	31,012	31,381	31,103
Loans and advances (after provisions for doubtful debts)	247,836	179,532	225,735	212,929	197,827	187,079
Total assets	411,309	297,952	397,471	377,387	374,720	343,677
Total risk-weighted assets (6)	286,805	207,762	254,266	253,135	257,513	238,589

Deposits and other borrowings	220,752	159,913	201,194	198,526	186,936	180,699
Life insurance policy liabilities	36,134	26,175	32,457	30,425	30,257	29,879
Bonds, notes and subordinated debt	32,573	23,596	24,257	24,961	24,984	21,051
Perpetual floating rate notes	350	254	367	460	507	461
Exchangeable capital units (7)	1,262	914	1,262	1,262	1,262	1,262
Net assets	29,766	21,562	27,211	23,251	23,557	21,407

Contributed equity	10,191	7,382	9,728	9,931	10,725	9,855
Ordinary shares	7,271	5,267	6,078	7,256	8,050	7,180
Equity instruments (8)	2,920	2,115	3,650	2,675	2,675	2,675
Total equity (excludes outside equity interest)	25,900	18,762	24,407	23,184	23,489	21,361
Adjusted to accord with US GAAP
Total assets	418,050	302,835	398,917	380,280	377,167	344,227
Total equity	24,818	17,978	23,862	24,005	23,987	21,836

	Group
	2004	2004 (1)	2003	2002 (2)	2001 (3)	2000 (4)
	$	US$	$	$	$	$
Shareholder information

Australian GAAP
Earnings per share (9)
Basic	1.97	1.43	2.49	2.06	1.22	2.02
Diluted	1.96	1.42	2.44	2.03	1.23	1.99
Earnings per share before significant items (9) (10)
Basic	2.23	1.61	2.49	2.32	2.47	2.11
Diluted	2.20	1.60	2.44	2.27	2.43	2.08
Cash earnings per share (10)
Basic	2.03	1.47	2.69	2.22	1.11	2.06
Diluted	2.02	1.46	2.62	2.18	1.12	2.02
Cash earnings per share before significant items (10)
Basic	2.29	1.66	2.69	2.48	2.37	2.15
Diluted	2.26	1.64	2.62	2.43	2.33	2.11
Dividends per share (5)	1.66	1.20	1.63	1.47	1.35	1.23
Total shareholder return (3 year annualised accumulation) (%) (11)	3.8	3.8	11.1	19.2	12.8	11.3
Economic Value Added (EVA®) ($m) (12)	1,617	1,171	2,259	1,284	1,129	1,379
Dividends per American depositary share (ADS) (5)	8.30	6.01	8.15	7.35	6.75	6.15
Dividend payout ratio (%) (5)	72.14	72.14	56.46	56.62	56.13	57.56
Net assets per share	19.19	13.90	18.09	15.11	15.15	14.12
Share price at year end	26.98	19.54	30.80	33.48	25.66	25.51
Number of ordinary shares at year end (No.’000)	1,551,349	n/a	1,504,635	1,534,840	1,551,575	1,516,111
Adjusted to accord with US GAAP
Net income per share (9)
Basic	1.69	1.22	2.21	2.11	1.03	1.87
Diluted	1.69	1.22	2.13	2.06	1.04	1.81
Dividends per ADS (US$) (5) (13)	n/a	6.13	6.03	4.12	3.51	3.50
Dividends as percentage of net income (%)	90.90	90.90	66.69	65.59	115.94	61.85

	Group
	2004	2003	2002	2001	2000
	%	%	%	%	%
Selected financial ratios

Australian GAAP
Average equity (ordinary shareholder funds) to average total assets (excluding statutory funds) (14) (15)	5.8	5.7	6.3	6.4	6.3
Return on average assets (16)	0.7	1.0	0.9	0.5	1.1
Return on average equity (ordinary shareholder funds) (15) (16)	14.0	18.3	15.1	9.0	17.3
Average net interest spread	1.94	2.18	2.39	2.34	2.39
Average net interest margin	2.35	2.53	2.67	2.71	2.88
Gross non-accrual loans to gross loans and acceptances	0.46	0.65	0.76	0.87	0.68
Net impaired assets to equity (parent entity interest)	3.5	5.0	5.7	6.0	4.9
Total provisions for doubtful debts to gross impaired assets	198.1	138.0	141.5	143.5	182.5
Capital – risk asset ratios (17)
Tier 1	7.3	7.7	7.6	7.5	6.6
Tier 2	4.3	3.3	3.7	3.9	4.0
Deductions	(1.0)	(1.4)	(1.3)	(1.2)	(1.3)
Total	10.6	9.6	10.0	10.2	9.3
Ratio of earnings to fixed charges (18)	1.4	1.6	1.5	1.3	1.4
Adjusted to accord with US GAAP
Net income as a percentage of
Average total assets (excluding statutory funds) (14)	0.8	1.0	1.0	0.5	1.1
Average equity	11.5	14.8	14.5	7.7	14.6
Total equity as percentage of total assets (excluding statutory funds) (14)	6.6	6.6	6.9	7.0	7.0
Ratio of earnings to fixed charges (18)	1.2	1.3	1.4	1.2	1.4

	Group
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Reconciliations of non-GAAP measures (10)

Net profit to cash earnings before significant items reconciliation
Net profit attributable to members of the Company	3,177	3,955	3,373	2,083	3,239
Adjusted for
Net (loss)/profit attributable to outside equity interest – Life insurance business	365	(16)	6	5	2
Net profit attributable to outside equity interest – Other	9	8	—	—	—
Net profit	3,551	3,947	3,379	2,088	3,241

Adjusted for
Net loss/(profit) attributable to outside equity interest – Life insurance business	(365)	16	(6)	(5)	(2)
Net profit attributable to outside equity interest – Other	(9)	(8)	—	—	—
Distributions on other equity instruments	(187)	(183)	(187)	(213)	(198)
Movement in the excess of net market value over net assets of life insurance controlled entities	137	160	155	(510)	(202)
Income tax expense/(benefit) on movement in the excess of net market value over net assets of life insurance controlled entities	(153)	40	(3)	177	56
Amortisation of goodwill	103	98	101	167	197
Cash earnings	3,077	4,070	3,439	1,704	3,092

Adjusted for
Significant revenue	(993)	—	(2,671)	(5,314)	—
Significant expenses	1,675	—	3,266	6,866	204
Income tax expense/(benefit) on significant items	(298)	—	(189)	384	(68)
Cash earnings before significant items	3,461	4,070	3,845	3,640	3,228

EVA® reconciliation (current methodology) (19)
Cash earnings before significant items	3,461	4,070
Adjusted for
Imputation credit value earned	681	727
Other (20)	58	(7)
EVA® net operating profit after tax	4,200	4,790
Average ordinary shareholder funds	21,341	20,579
Adjusted for
Cumulative amortisation of goodwill (average)	1,748	1,648
Significant items (average)	192	—
Cumulative movement (after tax) in the excess of net market value over net assets of life insurance controlled entities (average)	(202)	(220)
Average economic capital (21)	23,079	22,007
Cost of capital (22)	11.0%	11.5%
Capital charge (23)	(2,583)	(2,531)
EVA®	1,617	2,259

EVA® reconciliation (previous methodology)

Cash earnings before significant items	4,070	3,845	3,640	3,228
Adjusted for
Imputation credit value earned	733	622	695	545
Net amortisation of prior period significant items	(272)	(243)	(327)	(25)
Other (20)	(7)	(67)	(127)	(68)
EVA® net operating profit after tax	4,524	4,157	3,881	3,680
Capital charge (23)	(2,856)	(2,873)	(2,752)	(2,301)
EVA®	1,668	1,284	1,129	1,379
Average economic capital (21)	24,849	24,985	23,927	20,178
Cost of capital (22)	11.5%	11.5%	11.5%	11.4%

	Group
	2004	2003	2002	2001	2000
Average ordinary shareholder funds reconciliation

Total average equity (refer to note 39 in the financial report)	27,802	24,111	23,847	23,427	20,261
Adjusted for
National Income Securities (average)	(1,945)	(1,945)	(1,945)	(1,945)	(1,945)
Preference shares (average)	(227)	(730)	(730)	(730)	(730)
Trust Preferred Securities (average)	(975)	(5)	—	—	—
Outside equity interest (average)	(3,314)	(852)	(68)	(67)	(46)
Average ordinary shareholder funds (15)	21,341	20,579	21,104	20,685	17,540

	Group
	2004	2003	2002	2001	2000
Other information

Total staff
Full-time and part-time	47,025	45,206	46,642	49,710	51,879
Full-time equivalent (24)	43,517	42,540	43,202	47,597	49,514

Exchange rates (average and closing per A$1.00)

Average
British pound	0.4055	0.3824	0.3622	0.3626	0.3902
Euro	0.5970	0.5648	0.5798	0.5880	0.6310
United States dollar	0.7265	0.6125	0.5324	0.5227	0.6102
New Zealand dollar	1.1254	1.1142	1.1992	1.2474	1.2648
Closing
British pound	0.3973	0.4072	0.3474	0.3354	0.3710
Euro	0.5799	0.5850	0.5528	0.5393	0.6166
United States dollar	0.7149	0.6804	0.5440	0.4928	0.5427
New Zealand dollar	1.0682	1.1446	1.1565	1.2135	1.3351
United States dollar (per A$1.00)
Average (25)	0.7263	0.6167	0.5329	0.5181	0.6032
September 30	0.7244	0.6797	0.5628	0.4946	0.5415

On December 31, 2004 the noon buying rate was US$0.7805 per A$1.00.

	Group 2004
	December	November	October	September	August	July
United States dollar (per A$1.00)
High	0.7805	0.7903	0.7478	0.7244	0.7245	0.7334
Low	0.7495	0.7447	0.7207	0.6880	0.7001	0.6980

(1)	Translated at the noon buying rate on September 30, 2004 of US$0.7244 = A$1.00.

(2)

Includes amounts relating to operating assets and operating platform of HomeSide US to February 28, 2002, sold on March 1, 2002, and SR Investment, Inc. (the parent entity of HomeSide US) to September 30, 2002, sold on October 1, 2002.

(3)	Includes amounts relating to Michigan National Corporation and its controlled entities to March 31, 2001. The Group sold this entity on April 1, 2001.

(4)	Includes amounts relating to the MLC group from July 1, 2000. The Group acquired these entities on June 30, 2000.

(5)

Dividend amounts for a year represent the final and interim dividend in respect of that year, irrespective of when they are declared, determined and publicly recommended and includes issues under the bonus share plan in lieu of cash and the dividend reinvestment plan.  Dividends and book value per ordinary share and per American depositary share (ADS) calculations are based on year-end fully paid equivalent ordinary shares, adjusted for loans and rights issues as appropriate.  Dividend payout ratio is based on the dividend amounts for a year by cash earnings before significant items.  Refer to page 6 for a reconciliation of cash earnings before significant items.

(6)

The calculation to determine the market risk capital component of risk-weighted assets at September 30, 2004, was carried out under the Standard Method as directed by APRA.  In previous years, the market risk capital component of risk-weighted assets was calculated using the Internal Model Method.  The Standard Method as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

(7)	The exchangeable capital units of US$1 billion are recorded in this annual financial report at the historical rate of US$0.7922 = A$1.00.

(8)	Equity instruments incorporate preference shares, National Income Securities and Trust Preferred Securities.

(9)	Refer to notes 8 and 56 in the financial report for an explanation of earnings per share.

(10)	Refer to page 69 for explanations of ‘non-GAAP financial measures’.

(11)

Total shareholder return measures the growth in the value of the investment in shares, assuming reinvestment of dividends.  The calculation does not take into account taxation of returns nor franking credits.

(12)	EVA®is a registered trademark of Stern Stewart & Co.

(13)	Dividend amounts are translated into US dollars per ADS (representing five fully paid ordinary shares) at the exchange rate on each of the respective payment dates for interim and final dividends.

(14)

Statutory funds are excluded given the significant restrictions imposed by life insurance legislation, regulations and the regulators thereunder, on these assets. However, current Australian accounting requirements do not allow for these assets and liabilities to be separated and disclosed separately on the statement of financial position.  Refer to note 55 for detailed discussion of the separation of assets from the Group’s total assets.

(15)	Refer to page 7 for a reconciliation of average ordinary shareholder funds.

(16)	Return represents net profit attributable to members of the Company after deducting distributions on other equity instruments.

(17)	As defined by APRA (refer to ‘capital resources’ on page 49 and ‘regulation of the financial services system’ on page 15).

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

(19)	The revised EVA®methodology has been applied to 2003 for comparison.

(20)	Other relates to the difference between EVA®’s use of the long-term projected tax rate of 30% and the effective tax rate used for cash earnings.

(21)

Average economic capital is a measure of the amount of capital invested in the Company by shareholders which is based on average ordinary shareholders’ funds adjusted for significant items and those items excluded from the calculation of cash earnings (refer to ‘non-GAAP financial measures’ on page 69 for an explanation of significant items and cash earnings).

(22)	Cost of capital is calculated based on the capital asset pricing model. The change in cost of capital from 11.5% per annum to 11.0% per annum took effect from April 1, 2004.

(23)	Capital charge is the average economic capital multiplied by the cost of capital.

(24)	Full-time equivalent employees (FTEs) includes part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

(25)	The daily average of the noon buying rates.

Business overview

Introduction

The Group is an international financial services group that provides a comprehensive and integrated range of financial products and services.

The Company traces its history back to the establishment of The National Bank of Australasia in 1858.  National Australia Bank Limited is a public limited company, incorporated on June 23, 1893 in Australia, which is the Company’s main domicile.  Its registered office is 24th floor, 500 Bourke Street, Melbourne Victoria 3000, Australia.  The Company operates under the requirements of the Banking Act 1959 (Cth) and Corporations Act 2001 (Cth).

Globally, as at September 30, 2004, the Group had:

•                  total assets of $411 billion;

•                  over $81 billion in assets under management and administration;

•                  $443 billion in funds under custody and investment administration; and

•                  8.4 million banking customers and 2.3 million wealth management customers.

The Company is the largest financial services institution (by market capitalisation) listed on the Australian Stock Exchange and is within the 30 most profitable financial services organisations in the world (measure: profit; source: Fortune; date: July 2004).

Strategy

To meet the challenges that the Group faces following a difficult 2004 year, the Group is utilising a strategy consisting of four core elements.  The strategy is framed around the imperatives of speed to market, sustainable growth and customer focus.

The Group’s focus in coming years will reinforce the actions undertaken during 2004 in order to:

•                  simplify the operations of the business – make it easy for customers to do business with the Group;

•                  deliver sustainable revenue growth – realise the potential in the Group’s franchises;

•                  create the right environment for people to excel – rebuild the core of the organisation; and

•                  embed ownership of effective risk practices – a critical ingredient of good customer service.

The Group is united by these objectives.  Across regions and global businesses, initiatives are either underway or being developed.

Substantial work is being done to make it easier for customers to do business with the Group.  Operations are being simplified in direct response to customer feedback.

The Group remains committed to growth in Australasia and the UK.  The integration of the banking and wealth management businesses, particularly in Australia, represents a strong avenue for growth.

Cultural renewal has commenced in earnest and the Group has started to embed a set of common principles to guide behaviours and aspirations.

Relationships with key compliance stakeholders have been the subject of intense scrutiny, both externally and internally.  The Group has acknowledged these shortcomings and is working closely with these stakeholders to re-establish positive relationships and to more broadly embed a compliance culture.

Business operating model

The Group’s operating model for the year to September 30, 2004 consisted of five lines of business:

•                  Financial Services Australia;

•                  Financial Services Europe;

•                  Financial Services New Zealand;

•                  Corporate & Institutional Banking; and

•                  Wealth Management.

These business lines were supported by the following global functions — Finance, Technology, People & Culture, Risk Management, Corporate Development, and Office of the CEO.

The information contained within the annual financial report 2004 is based on this business operating model.

Changes to the business operating model

In August 2004, the Group announced a number of changes to the structure of its business operating model and executive management team.  The new business operating model will be run along regional lines for Australia, Europe and New Zealand, together with Institutional Markets & Services, which will operate on a global basis.  This new business operating model will be effective for the 2005 year.

Australia

The Australian and Asian-based businesses will be managed as one regional operation.  This will result in the former operations of Financial Services Australia, the Australian components of Corporate & Institutional Banking’s Corporate Banking, National Custodian Services and Transactional Solutions units, the Asian component of Corporate & Institutional Corporate Banking, and the Australian and Asian components of Wealth Management, being managed as one regional business.

Europe

The European-based businesses will be managed as one regional operation.  This will result in the former operations of Financial Services Europe, the European component of Corporate & Institutional Banking’s Corporate Banking unit, and the European components of Wealth Management, being managed as one regional business.

New Zealand

It is proposed that the New Zealand-based businesses will be managed as one regional operation.  Subject to applicable regulatory approvals, this will result in the former operations of Financial Services New Zealand, the New Zealand component of Corporate & Institutional Banking’s Corporate Banking unit, and the New Zealand components of Wealth Management, being managed as one regional business.

Institutional Markets & Services

The global businesses of the former Corporate & Institutional Banking line of business will continue to be managed together as Institutional Markets &

Services.

This includes the Financial Institutions, Markets, Specialised Finance and Services units of Corporate & Institutional Banking.

Support units

The global corporate centre includes streamlined functions that support all the regional businesses, including Corporate Affairs, Corporate Strategy, Financial and Risk Management, Major Projects, People & Culture, and Technology.

The information contained in the annual financial report 2004 is based on the business operating model that was in place for the year to September 30, 2004.  This business operating model is described in detail below.

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

The Financial Services businesses in each region are structured to provide customers with solutions to all their retail financial needs.  In each region, the Financial Services businesses have six core business units – Business, Personal, Agribusiness, Cards, Payments, and Asset Finance and Fleet Management – supported by the specialist units of Marketing, Channel and Process Optimisation, and Customer Service and Operations.   The operations of each of these business units are outlined below.

Business

Business provides financial solutions to its customers, which range from sole traders to multi-national businesses.

Personal

Personal supports its retail and premium customers.

Agribusiness

Agribusiness is dedicated to serving the agricultural sector and concentrates solely on meeting the needs of primary producers, service providers to agriculture and processors of agricultural produce.

Cards

Cards manages the business and personal credit card requirements of customers.  Cards is also responsible for the personal loan platforms for the Australian region.

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

Channel and Process Optimisation

Channel and Process Optimisation is responsible for all the electronic delivery channels, call centres, quality delivery of retail products and services, development of major transformation projects and process efficiencies, and improvements within the retail operations.

Customer Service and Operations

Customer Service and Operations enables the Group to more readily take an end-to-end perspective on what it does and to give greater control over the services provided to meet the needs of local customers more effectively.  It comprises the following operational services – Account Services, Collections, Corporate Real Estate, Lending, Strategic Sourcing, Trade, and Vendor Management.  Customer Services and Operations undertakes a number of specialised business activities on behalf of the Group.

Financial Services Australia

Financial Services Australia is the Australian retailing arm of the Group that provides financial solutions that meet the needs of its 3.7 million customers in Australia at September 30, 2004.

At September 30, 2004, Financial Services Australia had 17,514 full-time equivalent employees.

This year has provided challenges for the business as some negative impacts on the Company’s brand and reputation were experienced following the discovery of losses related to the unauthorised trading in foreign currency options.

In order to drive business growth and development, Financial Services Australia focused on improving the customer experience.

Processes are being reviewed and new systems implemented to improve customer service.  For example, during the year the electronic business lending capability was rolled out across Australia.  This is a time-saving electronic alternative to manual business lending processes.

Financial Services Australia’s extensive physical distribution operates to service customers at a location convenient to them.  The upgrade of branches and the building of integrated financial service centres continued during the 2004 year, with 50 branches refurbished and a further 14 integrated financial service centres built across Australia.  At September 30, 2004, there are 34 integrated financial service centres (catering for all customers’ financial advice needs), 219 business banking centres, 108 agribusiness locations, 787 branches, and over 3,000 Australia Post GiroPost outlets (which allows customers to transact banking business at certain Australian Post outlets).

The array of financial solutions available to customers includes a range of deposit and lending products, financial planning, credit cards, payment facilities, leasing, asset finance and transaction accounts.  During the year, a range of new products were introduced, including SMART accounts, which offer flat fee transaction accounts, two new credit cards, which operate on the American Express Company network, and an improved farmers choice package providing long-term interest-only finance.  In addition, Wealth Management and Corporate & Institutional Banking products and services are available such as treasury, equity finance, custodian services, superannuation, insurance and investment solutions.

Financial Services Australia’s electronic distribution provides customers with the choice to meet their financial needs when they want via the internet, over the telephone, through one of more than 1,500 ATMs at September 30, 2004 or through an extensive network of point of sale (EFTPOS) terminals.  At September 30, 2004 there were more than 630 ATMs audio enabled for vision impaired customers.  There were approximately 880,000 registered internet banking customers at September 30, 2004.  Only 6% of all transactions (by volume) are now carried out through the branch network, reflecting changing customer preferences and behaviour.

Financial Services Australia’s relationship management philosophy supports an integrated financial services model as Business, Personal and Agribusiness bankers work closely with Wealth Management and Corporate & Institutional Banking to identify and meet the life goals of customers.

Financial Services Australia has the largest share of business lending (excluding agribusiness) with 25% market share as at September 30, 2004 (source: TNS, measure: credit outstanding), which is the result of initiatives over a number of years, centred on the relationship management model.

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

A comprehensive customer relationship management (CRM) system underpins the physical and electronic distribution channels and the relationship management philosophy.

This CRM system has the capability to record and integrate a substantial proportion of customer interactions, which enables better knowledge of customers’ preferences and future financial needs.  Analytical capabilities allow this knowledge to be used to identify customer needs and provide leads and information to bankers and financial planners to pro-actively contact customers to meet those needs.  In December 2003, the CRM system won the National Centre for Database Marketing (USA) Gold Award for excellence in CRM.

In March 2004, most staff commenced relocating to the Australian operations’ new headquarters at Docklands, Melbourne.  The building was designed to facilitate teamwork, interaction and productivity, and increase employee motivation by providing an excellent working environment.

Refer to page 34 for detailed information of the financial performance of Financial Services Australia.

Financial Services Europe

Financial Services Europe is the European retailing arm of the Group that provides financial solutions to meet the needs of its 3.6 million customers in the UK and the Republic of Ireland at September 30, 2004.

At September 30, 2004, Financial Services Europe had 11,765 full-time equivalent employees.

The Group’s retailing activities in Europe (UK and Republic of Ireland) operate under four brands.  The Group’s regional banks are Clydesdale Bank PLC in Scotland, Yorkshire Bank PLC in Northern England, Northern Bank Limited in Northern Ireland and National Irish Bank Limited in the Republic of Ireland.  Each bank offers a broad range of financial services to both retail and business customers.  Supporting these services are the products provided by Wealth Management and Corporate & Institutional Banking, offering customers a further range of financial solutions.

Clydesdale Bank was established in 1838 in Glasgow and has a long history of support for Scottish industries and communities.  With 226 branches at September 30, 2004 Clydesdale Bank is one of Scotland’s largest retail banks, as well as one of the country’s leading business banks.

Yorkshire Bank was founded in 1859 in Halifax, West Yorkshire, and today maintains a strong regional focus in the north of England and the Midlands.  Yorkshire Bank has a strong personal customer base and a business capability.  Yorkshire Bank was acquired by the Group in 1990 and has 234 branches at September 30, 2004.

During the year, the Group progressed the legal entity merger of Clydesdale and Yorkshire Banks to reduce associated corporate and support infrastructure costs.  The merger was completed in December 2004.  The separate brands of Clydesdale Bank and Yorkshire Bank will be retained.

Northern Bank was established in 1809 when the Northern Banking Partnership was formed in Belfast, where Northern Bank is still based.  At September 30, 2004 Northern Bank has 95 branches, while the Dublin-based National Irish Bank has a network of 59 branches.

The 2004 year has seen the implementation of a broad range of initiatives that represent a major investment in the growth, efficiency and quality of the Group’s European businesses.  Growth initiatives have concentrated on building brands, improving sales effectiveness and expanding the Group’s distribution footprint into the south east of England.

The foundations are now set for this expansion program with the establishment this year of a network of strategically located financial solutions centres.  Financial solution centres offer integrated business and private banking services to business and high net worth customers and, at September 30, 2004, 8 centres were operating, being in Bristol, London City, London West End, Milton Keynes, Oxford, Reading, Southampton and Watford.  Aligned to this program, the Group also entered the intermediary market, selling Clydesdale Bank’s mortgage products through a range of key broker partners.

In February 2004, a new integrated branding program was launched which is designed to instil a number of key brand values – trust, expertise, approachability, and empowerment – into every aspect of the customer experience.  A significant part of this branding program was a series of new television commercials shown in prime time across key market areas in Scotland, England and Northern Ireland.

Efficiency programs are primarily focused on improving manufacturing productivity and the standardisation of processes and business operating models.  A key initiative was the creation of a new branch model, which has seen the introduction of new sales and service structures and the centralisation of administrative and processing functions to allow staff to focus on customers.  This is supported by other initiatives such as the standardisation and optimisation of employee roles and improvements to channel offerings such as internet banking, call centres and ATMs.

At September 30, 2004 the distribution network was made up of 614 outlets and 143 business banking centres and premium outlets, supported by two customer contact centres, internet facilities and 1,180 ATMs.

During the year, significant advances in the rationalisation and enhancement of products to a single product set supporting multiple brands and distribution channels were made, with the release of a new current account and offset mortgage product.  Another area of focus is the rationalisation of suppliers to deliver enhanced purchasing power.

Financial Services Europe has concentrated on operating sound businesses that meet its obligations and responsibilities.  For example, the upgrading of front-end systems enables the requirements of the Financial Services Authority mortgage and insurance regulations to be met.  The system is designed to provide a more efficient platform for sales and servicing.  The objective is to improve customer service by capturing all the relevant information at the point of contact with the customer, and having it flow directly through the processing system.

Attention has also been directed to further develop talent and the quality of leadership.  Several initiatives, such as the introduction of long service awards and more flexible working conditions, were introduced to attract and retain quality staff, particularly locally recruited managers.

On December 14, 2004, the Company announced that it had reached an agreement to sell its Irish businesses, Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S.  For further information on the sale of Northern Bank Limited and National Irish Bank Limited, refer to the ‘report on the directors and officers – events subsequent to balance date’ on page 87.

Refer to page 34 for detailed information of the financial performance of Financial Services Europe.

Financial Services New Zealand

Financial Services New Zealand is the New Zealand retailing banking arm of the Group that provides financial solutions to meet the needs of its 1.1 million customers in New Zealand at September 30, 2004.

At September 30, 2004, Financial Services New Zealand had 4,324 full-time equivalent employees.

The Group’s retail banking activities in New Zealand operate under the Bank of New Zealand (BNZ) brand.

The Group acquired BNZ in 1992.  BNZ has a strong brand position in the New Zealand market with comprehensive coverage across the country.  It offers a range of financial services and is one of the largest financial service providers in New Zealand.  BNZ offers innovative products and solutions such as GlobalPlus, a loyalty-based program which includes credit card and home loan products.

BNZ is facing increasingly tougher market conditions, characterised by a slowdown in the New Zealand economy and a tightening of competition following Lloyds TSB Bank PLC sale of National Bank of New Zealand to Australia and New Zealand Banking Group Limited in December 2003.  Partly in response to these conditions, 2004 was characterised by major investment by BNZ in products and services and in its retail network.

The ongoing enhancement of the physical distribution network, coupled with improved technology, automation and functionality through electronic and remote channels, continues to be a core strategy.  BNZ’s vision is to provide customers with tailored financial solutions, which are deliverable through a range of convenient and cost-effective channels.

The distribution network at September 30, 2004 comprised of 178 outlets including 14 business banking centres, 405 ATMs, and shared access to an extensive nationwide EFTPOS network.  BNZ also has well-established telephone banking capabilities, in addition to its internet banking service catering for more than 200,000 registered users as at September 30, 2004.

Continued growth is being driven through BNZ’s CRM strategy called TOPS.  TOPS is a computer-based system that notifies staff of trigger events from customer transactional activity and milestone attainment, resulting in customers being contacted by BNZ at a time when they need it.

During the year, BNZ has deployed a new state-of-the-art teller information technology system in its branches, launched new banking products in the youth market, and launched an internet banking service designed especially for businesses.

Refer to page 35 for detailed information of the financial performance of Financial Services New Zealand.

Corporate & Institutional Banking

Corporate & Institutional Banking manages the Group’s relationships with large corporations, banks, financial institutions, supranationals (such as development banks) and government bodies.  With operations in Australia, Europe, New Zealand, New York and Asia (Hong Kong, Singapore, Seoul Tokyo and Labuan), Corporate & Institutional Banking has dedicated leadership teams to provide local, accessible management for customers.

At September 30, 2004, Corporate & Institutional Banking had 2,832 full-time equivalent employees.

Corporate & Institutional Banking provides debt financing, risk management and investor services and products.  It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance, National Custodian Services, Transactional Solutions and a Services unit.

It embraces the Group’s purpose by devoting considerable resources to understanding the needs of customers, and to deliver first-class solutions that exceed their expectations.

This has been a difficult year for the business.  Following the unauthorised foreign currency options trading losses announced in January 2004, Corporate & Institutional Banking enhanced its risk systems and procedures and it is continuing to enhance its risk management framework.  The remedial actions outlined by the Australian Prudential Regulation Authority (APRA) and the Australian Securities and Investments Commission (ASIC) enforceable undertakings in response to this issue are being addressed.

For a detailed discussion of the Company’s losses relating to unauthorised trading in foreign currency options and associated remedial actions, refer to the ‘report on the directors and officers’ on page 84.

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

Financial Institutions

Financial Institutions manages the Group’s relationships with banks, other financial institutions (insurance and fund managers), supranationals and government bodies, which includes the Group’s correspondent banking relationships.

Markets

Markets focuses on traded products and risk management solutions.It provides foreign exchange, money market, commodities and derivatives products globally through a dedicated 24 hour dealing capability.  These products assist both Corporate & Institutional Banking’s customers and the Group’s small and medium business customers to manage their diverse financial risks.

Markets is active in the debt capital markets, and securitisation and loan syndications markets, helping customers to diversify their financing arrangements and supplying investors with access to a variety of asset classes.

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

National Custodian Services

National Custodian Services provides custody and related services to foreign institutions, superannuation funds, government bodies, fund managers, insurance companies and other entities within Australia and New Zealand.

The key products offered include sub-custody, global custody, master custody, investment administration outsourcing, securities lending and cash deposit facilities.

The Company, through National Custodian Services, is one of the largest custodian banks in Australia (measure: assets under custody and administration, source: Australian Custodial Services Association, date: June 2004) with assets under custody and administration of $432 billion at September 30, 2004.

On July 14, 2004, the Group announced plans to close its National Custodian Services UK operations and reached agreement to transfer its customers to The Bank of New York Company, Inc., subject to approval of customers.  The agreement represents an enhancement of a strong relationship with The Bank of New York Company, Inc., which is the Group’s global custodian for offshore assets.  As at December 31, 2004, all National Custodian Services UK customers have either transitioned or agreed to transition to The Bank of New York Company, Inc. or other custodians.  The operation is expected to close by March 31, 2005.

Transactional Solutions

Transactional Solutions provides a range of products and services including cash management, e-commerce, merchant facilities, liquidity management and international payment services.

Customers have access to a committed team that includes a specialist implementation manager, a transactional manager and a dedicated contact person.

Services

Services is responsible for the management of the operating platform for Corporate & Institutional Banking, including technology, operations and marketing.  These key areas have two regional hubs (Australia and Europe) to promote efficiency, optimise future investment and provide common product capability across five geographic regions.

Refer to page 35 for detailed information of the financial performance of Corporate & Institutional Banking.

Wealth Management

Wealth Management works closely with the broader Group to provide customers with an integrated financial services experience.  This involves identifying changing customer needs and providing access to the wide range of services and solutions that the Group offers.

Wealth Management partners with financial advisers to provide quality financial planning services including wealth creation, wealth protection, banking, superannuation and retirement solutions to build and protect customers’ wealth throughout their lives.  It also provides corporate and institutional customers with outsourced investment, superannuation and employee benefit solutions.  Wealth Management is focused on four main business activities – Investments, Insurance, Advice Solutions, and Private Bank.

At September 30, 2004, Wealth Management managed $81.1 billion on behalf of 2.3 million retail and corporate customers in Australia, Europe, Asia and New Zealand.  In its core Australian market, as at June 30, 2004, it held the largest share of total individual risk business with a 15.1% share of in force annual premiums (source: DEXX&R Life Analysis Report; date: June 30, 2004).  It is ranked second in annual new individual risk business premiums with a 13.6% share (source: DEXX&R Life Analysis Report; date:

June 30, 2004).  At the same time, it was ranked number one in market share of master trusts with a 17.1% market share of funds under management (source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report; date: June 30, 2004).

As at September 30, 2004, Wealth Management employed 6,048 full-time equivalent employees.

Through its business relationships with financial advisers, Wealth Management is focused on encouraging the community to seek financial advice to help them achieve their lifestyle goals.  Wealth Management has more than 3,100 aligned and salaried advisers and relationships with more than 2,600 external advisers at September 30, 2004.

Investment in the business has continued with the launch of a new integrated advice platform, AdviserCentral, and ongoing enhancements to investment platforms and reporting and service capabilities in the Australian market.  This places Wealth Management in a strong position to be the partner of choice for financial advisers and enabler of quality advice solutions.

Internationally, Wealth Management is growing its competitive advantage by leveraging core capabilities that the business has developed in Australia into the European and Asian markets.  During the year, Pivotal in the UK expanded its current offering to external financial advisers beyond the MLC manager of managers capability to include a business consultancy service and the launch of the MLC Personal Pension Plan.

Investments

Investments incorporates the following business activities:

•                  investment platforms that provide investments, superannuation and retirement solutions for retail customers.  This incorporates investment choices ranging from fully-implemented solutions for customers utilising the manager of managers capability, to fully-discretionary options where the customer and financial adviser can direct investments to the offering(s) of their choice.  All of these platforms provide reporting and administration services;

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

•                  life insurance services in the UK.  The Group sold its UK-incorporated life insurance company, National Australia Life Company Limited, on December 31, 2003.  This has enabled Wealth Management to focus on customer relationship management and distribution, rather than product manufacture.  Further, a strategic alliance with AXA was formed to offer commercial insurance to business customers of the Group’s banks in the UK and the Republic of Ireland;

•                  general insurance agency services (incorporating home and contents, motor vehicle, loan protection, credit card and other general insurance cover) for retail customers in Australia and the UK; and

•                  group life insurance for corporate, club or business customers to enable life insurance policies to be incorporated as part of employee entitlements.

Advice Solutions

Advice Solutions provides the financial planning tools and support services for Wealth Management’s network of salaried, self-employed aligned and external financial advisers, including:

•                  AdviserCentral, an integrated advice platform that supports the delivery of investment, insurance and debt advice;

•                  business development and consulting services to assist advisers to operate their financial planning businesses more efficiently;

•                  marketing, business and customer management tools and processes;

•                  technology, research and technical support, including paraplanning and quality review services; and

•                  recruitment, education and development of advisers and their support staff, including quality advice programs.

Private Bank

Private Bank provides financial services to high net worth individuals, including banking, financial planning, superannuation, and access to taxation, estate planning and special expatriate services through external advisers.

Refer to page 36 for detailed information of the financial performance of Wealth Management.

Other

Support functions

The Group’s support functions focus on strategic and policy direction for the Group and incorporate the following units: Finance, Technology, People & Culture, Risk Management, Corporate Development, and Office of the CEO.  While these support functions are organised on a global basis, many of their operations are integrated within the Group’s business lines and their contribution to the Group is reported within the results of those businesses.

Sale of HomeSide US

The sale of the operating assets and platform of HomeSide US to Washington Mutual Bank, FA was completed on March 1, 2002, in accordance with the agreement reached on December 12, 2001.  Under the terms of the sale, the Group received cash of $2,314 million for the operating assets, which consisted primarily of $2,081 million in warehouse and pipeline mortgage loans.  After allowing for transaction costs and triggered costs, primarily employee liabilities, a loss (after tax) of $8 million was recorded by the Group.

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA.  Controlled entities other than HomeSide US were excluded from the sale.  The assets and liabilities of SR Investment, Inc. and its controlled entities were included in the Group’s financial position up to and including the year ended September 30, 2002 and their results were included in the Group’s financial performance up to and including the year ended September 30, 2002.  The Group received proceeds on sale of $2,671 million for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs and income tax.  This result was included in the Group’s financial performance for the year ended September 30, 2002.

Competition

The Australian financial system is characterised by a large number of traditional and new players and well-developed equity and, corporate bond markets.  There are four major national banks (including the Company) and many other financial conglomerates with national operations offering a complete range of financial services, as well as a number of smaller regional institutions and niche players.  Non-bank financial institutions have been a force in the Australian financial system, although many have demutualised over the past decade to capture capital-related and other competitive advantages.  Non-bank financial institutions offer a wide portfolio of products and services from insurance, investments and superannuation (pensions) to compete in the markets traditionally serviced by banks.  Competition also comes from numerous Australian and, in many cases, international non-bank financial intermediaries including investment merchant banks, specialist retail and wholesale fund managers, building societies, credit unions and finance companies.  Product and functional specialists operate and are important players in the household and business mortgage, credit card deposit and other payment services markets.  The rapid development and acceptance of the internet and other technologies have increased competition in the financial services market and improved choice and convenience for customers.

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

Over the last several years, a number of regulatory authorities have reviewed competition issues, including the UK Competition Commission with regard to the small to medium enterprise banking market, the Reserve Bank of Australia (RBA) and the Australian Competition and Consumer Commission (ACCC) with regard to the payments system (refer to ‘payment system reforms in Australia’ on page 17), and the review of the Trade Practices Act 1974 (Cth) conducted by an Australian Commonwealth Government appointed committee chaired by Sir Daryl Dawson.

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

As a result of the Commission’s proposals, the four largest clearing banks operating in England were required to comply with a pricing remedy from January 1, 2003.  The four largest clearing banks were singled out as they were not only considered to be acting as part of a complex monopoly, but were considered to be acting against the public interest.  This remedy has resulted in these banks offering their small to medium enterprise banking market customers a more competitive proposition.  The impact of these changes on the Group’s UK operations has been negligible.

In 2003, the UK Office of Fair Trading also obtained further undertakings from the eight main banking groups, including Clydesdale Bank and Northern Bank, relating to the time it takes for small to medium enterprises to switch their main bank accounts to other lenders.  The banks commenced reporting their performance against targets from January 1, 2004.

In June 2004, the Australian Commonwealth Government introduced the Trade Practices Legislation Amendment Bill 2004 based on the recommendations reported on April 16, 2003 by an Australian Commonwealth Government appointed committee chaired by Sir Daryl Dawson reviewing the Trade Practices Act 1974 (Cth).  This Bill was passed by the House of Representatives on August 4, 2004, and was introduced into the Senate on August 5, 2004.  It then lapsed with the calling of the Australian federal election on October 9, 2004 and is due to be reintroduced into Parliament in early 2005.

The legislation focuses on six key areas: mergers and acquisitions, joint ventures, authorisation, third line forcing, ACCC powers and accountability, and small business.  The Group supports a number of these measures as they will provide greater flexibility and accountability in the merger approval process, provide more certainty in respect of pro-competitive joint ventures and simplify the regulatory process for industry reform.

Regulation of the financial services system

Australia

APRA is the prudential regulator of Australian authorised deposit-taking institutions (referred to as ADIs), which comprise banks, building societies, and credit unions as well as life and general insurance companies, friendly societies and superannuation funds.

The RBA has overall responsibility for monetary policy, financial system stability and, through a Payments System Board, payment system regulation including the operations of Australia’s real-time gross settlement system.

ASIC enforces and regulates company and financial services laws to protect consumers, investors and creditors.  ASIC is an independent government body that regulates financial markets, corporations, securities, futures, consumer protection in superannuation, insurance and deposit taking.

The ACCC administers the Trade Practices Act 1974 (Cth).  The ACCC promotes competition and fair trade in the marketplace to benefit consumers, business and the general community.

Consumer Affairs offices in each State and Territory are responsible for specific credit and fair trading legislation.  Financial transaction reporting legislation is federally monitored by the Australian Transaction Reports and Analysis Centre (AUSTRAC).

The Banking Act 1959 (Cth) allows APRA to issue prudential standards that, if breached by ADIs or groups containing ADIs, can trigger legally enforceable directions.  Under the Banking Act 1959 (Cth), APRA has strong and defined powers to direct the activities of an ADI in the interests of depositors or when an ADI or a group containing an ADI has contravened its prudential framework.  These ‘direction powers’ enable APRA to impose corrective action without taking the step of assuming control.  The Banking Act 1959 (Cth) also requires an ADI to inform APRA of breaches of prudential requirements and of any materially adverse events (whether in respect of an ADI in a group or the overall group containing that ADI), and makes provision for the application of ‘fit and proper’ tests for directors and management of ADIs.

APRA has issued prudential standards covering liquidity, credit quality, market risk, capital adequacy, audit and related arrangements, large exposures, associations with related entities and group risk management, outsourcing, funds management and securitisation, and risk management of credit card activities.  APRA is reviewing board composition, and has issued draft prudential standards covering ‘fit and proper’ requirements and business continuity management.

APRA requires ADIs to provide regular reports covering a broad range of information, including financial and statistical data relating to their financial position and prudential matters.  APRA gives special attention to capital adequacy (refer to ‘capital adequacy’ on page 49 for current details), sustainability of earnings, loan loss experience, liquidity, concentration of risks, potential exposures through equity investments, funds management and securitisation activities, and international banking operations.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from ADIs with selective on-site visits by specialist teams to overview discrete areas of banks’ operations.  These include asset quality, balance sheet, interest rate risk management, market risk and operational risk reviews and formal meetings with ADIs’ management and external auditors.

APRA also formalises a consultative relationship with each ADI’s external auditor with the agreement of the ADI.  The external auditors provide additional assurance to APRA that prudential standards applying to ADIs are being observed, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas selected at the annual meeting between the ADI, its external auditor and APRA.  In addition, each ADI’s chief executive officer attests to the adequacy and operating effectiveness of the ADI group’s management systems to control exposures and limit risks to prudent levels.

The association of an ADI with related entities is regulated by Australian Prudential Standard APS 222 “Equity Associations”.  Under that prudential standard, the Company is required to obtain APRA’s prior approval for the establishment or acquisition of a regulated presence domestically or overseas.  There are also prior consultation requirements whereby the Company must consult with APRA before establishing or acquiring a subsidiary (other than certain special purpose financing entities), committing to acquire more than a 10% equity interest in an entity that operates in the field of finance, or in certain circumstances taking up an equity interest in an entity in a work-out situation.  Further, without the consent of the Treasurer of the Commonwealth of Australia, no ADI may enter into any agreement or arrangement for the sale or disposal of its business (by amalgamation or otherwise), or for the carrying on of business in partnership with an ADI, or effect a reconstruction.

Wealth Management is regulated by both ASIC and APRA.  ASIC administers legislation relating to Wealth Management’s key financial services, including managed investments, superannuation, retirement income streams and insurance.  Its role is to ensure industry participants comply with legislation, while promoting fair, confident and informed participation in the Australian market by investors and consumers.  APRA provides prudential regulation through the oversight of Wealth Management’s life insurance companies and approved trustees of superannuation funds.

Non-Australian jurisdictions

APRA, under the international Basel framework, assumes the role of ‘home banking supervisor’ and maintains an active interest in overseeing the operations of the Group, including its offshore branches and subsidiaries.

The Group’s branch and banking subsidiaries in Europe are subject to supervision by the Financial Services Authority (FSA) in the UK, and in the Republic of Ireland, the Irish Financial Services Regulatory Authority.  The Group’s banking subsidiary in New Zealand is subject to supervision by the Reserve Bank of New Zealand (RBNZ).

In the UK and the Republic of Ireland, the local regulatory frameworks are broadly similar to those in force in Australia.  Each of the banking regulatory authorities in those countries has introduced risk-based capital adequacy guidelines in accordance with the framework developed by the Basel Committee on Banking Supervision.

The emphasis of the RBNZ’s regulatory approach is primarily on enhanced disclosure and directors’ attestations to key matters.  Under conditions of registration, banks are required to comply with minimum prudential and capital adequacy requirements.  The RBNZ monitors banks’ financial condition and conditions of registration, off-site, principally on the basis of published disclosure statements.

The Group’s largest branches in the Asian region are in Hong Kong and Singapore.  The primary regulator in Hong Kong is the Hong Kong Monetary Authority, which is responsible for maintaining monetary and banking stability by regulating banking business and deposits and the supervision of authorised institutions.

In Singapore, the Monetary Authority of Singapore is responsible for the regulation of monetary, banking and financial policy including insurance, securities and currency issuance.

In the US, branch operations are subject to supervision by the Office of the Comptroller of the Currency.  The other key regulators of financial services are the Securities and Exchange Commission (SEC) the Board of Governors of the Federal Reserve System and the Office of Foreign Assets Control.

In the UK, Wealth Management is regulated by the FSA, which is responsible for maintaining market confidence, promoting public awareness, protecting customers and reducing financial crime.  In other offshore areas of banking and wealth management activity, the Group is subject to the operating requirements of relevant local regulatory authorities.

Changing regulatory environment

Both within the financial services industry and more generally, businesses are working within a changing regulatory environment.  An outline of the more significant current or pending regulatory changes impacting the Group is set out in the following sections.  In response to these and other new legislative and regulatory requirements, the Group has established initiatives to implement compliant business processes with particular focus on improving the customer experience.

Australian Financial Services Licences

The Group has obtained from ASIC its new Australian financial services licences issued pursuant to the Corporations Act 2001 (Cth).  The Group’s Australian operations are operating under 19 licences representing the wide variety of financial services that it offers.  The Group entered into the new regulatory regime from December 1, 2003, ahead of the conclusion of the industry transition period on March 11, 2004.

For a discussion of enforceable undertakings given by the Company to ASIC, refer to the ‘report on the directors and officers’ on page 86.

Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (Cth)

On July 1, 2004, the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (Cth) (CLERP 9) became law and introduced a range of disclosure, audit oversight and independence, conflict of interest and other reforms.

In relation to financial reporting, many of the disclosure requirements introduced by CLERP 9 will take effect for the Company in 2005.  However, the Company has taken those new requirements into account, and a number of specific disclosures that will be required from 2005 have been included in this annual financial report on a voluntary basis.

Operating and financial review

Information that members of the Company would reasonably require to make an informed assessment of:

•                  the operations of the Group;

•                  the financial position of the Group; and

•                  the Group’s business strategies and future prospects,

has been included in the report on the directors and officers.

Non-audit services provided by the auditor

Details of non-audit services provided to the Group by the auditor (including the amount paid or payable to the auditor for those services) are included in the report on the directors and officers.

Remuneration of directors and executives

The remuneration report within the report on the directors and officers includes the Board’s policy regarding remuneration, performance incentives, shares and performance options.  Detailed information regarding remuneration paid to each director and executive, shares, performance options and performance rights granted to each director and executive, and other related information is disclosed in note 51 in the financial report to minimise duplication of information currently required by relevant accounting standards.  The remuneration report includes cross-references to the location of this information.  The concise annual report also includes a detailed discussion of the Company’s remuneration arrangements.

Basel II Capital Accord

In 1988, the Bank for International Settlements (BIS) developed the Basel Capital Accord that sets out international benchmarks for assessing banks’ capital adequacy requirements.  In response to changes in banking practices, BIS reviewed the Basel Capital Accord and released a revised regulatory framework known as the Basel II Capital Accord (Basel II).

APRA supports the introduction of the revised framework, which will commence for the Group from the end of the 2005 financial year with the parallel run of existing and new requirements.

The new framework proposes changes in the formulae used to measure banks’ minimum capital requirements and additional identification of risk types.  The framework is structured on:

•                  minimum capital requirements;

•                  key principles of supervisory review processes; and

•                  market discipline (public disclosure).

The Group is committed to the implementation of the revised framework and has a program underway to achieve this.  As part of this, areas of impact are expected to include the Group’s risk management processes and public disclosure of its risk profile.

The Group continues to monitor developments and is working with its key regulators in Australia and overseas to ensure that the Group’s Basel II program aligns with regulatory requirements.

International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) for financial years commencing on or after January 1, 2005.  The adoption of AIFRS is expected to have a material effect on the Group’s reported financial performance and position.

The Group continues to evaluate the areas most impacted by the standards.  Refer to note 2 in the financial report for additional information on the impact of adoption of AIFRS by the Group.

Australian tax consolidation regime

Under Australian income tax legislation that has now been enacted (tax consolidation regime), Australian resident entities of a corporate group may be taxed as a single taxpayer from July 1, 2002.  During the year, the Company (as the ultimate Australian parent entity of the Group) made an election to consolidate and lodged its first consolidated income tax return.  The decision to consolidate resulted in a decrease in the income tax expense of $150 million, which is reflected in the results of the Wealth Management business during 2004.

Payment system reforms in Australia

The first stage of the RBA’s reforms on the credit card payment system in Australia were introduced during 2003, providing merchants with the ability to charge an additional fee for credit card transactions.  The Group has not noticed any material impact from this change.  The second stage of the credit card reforms, effective October 31, 2003, introduced a new cost-based approach to calculating credit card interchange fees.  Interchange fees are wholesale fees that banks pay one another.  The cost-based approach has significantly reduced credit card interchange fees.

The third stage of the credit card reforms has also been introduced.  In February 2004, the RBA imposed ‘Access Regime’ changes under the Payment Systems (Regulations) Act 1998 (Cth).  The Access Regime requires that the class of specialist credit card institutions supervised by APRA be eligible to apply for membership in the scheme on the same basis as other ADIs.  The Access Regime also requires the removal of certain restrictions and penalties on the credit card acquiring activity of members of the scheme.

The effect of the Access Regime is to facilitate participation in the scheme by institutions that specialise in credit card issuing, acquiring, or both, and that do not conduct other banking business.

In September 2004, the RBA made a decision to designate the Electronic Funds Transfer at Point of Sale (EFTPOS) debit card payment system as a payment system under section 11 of the Payment Systems (Regulation) Act 1998.  This follows the Australian Competition Tribunal decision to disallow banks from reducing EFTPOS interchange fees to zero.  Having designated EFTPOS as a payment system, the RBA may impose an access regime on participants and / or determine standards to be complied with by participants in the system.  After considering whether it would be in the public interest to do so, the RBA has decided not to designate the ATM system as a payment system at this stage.

Anti-money laundering

In most countries in which the Group operates, measures have been adopted to restrict the financial capacity of terrorists and their organisations, and to combat use of the financial system for money laundering.  The Group continues to develop its business practices and systems for the detection and prevention of transactions that may involve prescribed terrorists or money laundering.

In December 2003, the Australian Commonwealth Government announced its endorsement of the global anti-money laundering standards and the proposed overhaul of the Australian legislation.  The proposed reforms will impact the Group’s Australian banking and financial services operations.  Following the public release of an issues paper and a policy paper in 2004, the Australian Commonwealth Government is preparing a draft exposure Bill which is expected to be released by early 2005.

UK domestic reforms to retail financial services regulation

There have been substantial policy reforms under way in the UK initiated by the UK Government and the UK Financial Services Authority.  These include depolarisation, responding to the proposals of the Sandler Review, reforming soft commission rules and extending regulation to general insurance and mortgage business.

Mortgages are now subject to Financial Services Authority regulation for the first time since October 2004.  The Group has re-engineered its platforms in the UK to streamline compliance with pre- and post-sale regulation of mortgages that came into effect at that time.

General insurance has also come within the ambit of the Financial Services Authority’s regulation for the first time from January 2005.  Any entity involved in the broking of insurance needs to be authorised as an insurance intermediary.  The Group has identified the relevant entities and obtained the required authorisations.

Internal control reporting under the US Sarbanes-Oxley Act of 2002

With effect from the 2005 year, the Sarbanes-Oxley Act of 2002, and associated US SEC rules and US Public Company Accounting Oversight Board auditing standards, will require the Company to include in its annual report a report of management on the Company’s internal control over financial reporting.  The internal control report will be required to include, amongst other things, management’s assessment of the effectiveness of internal control over financial reporting and a statement that the external auditor has issued an attestation report on management’s assessment.  The Group has a global project in place to enable management to evaluate and report on internal control over financial reporting to the level of detail required by the legislation and associated rules and auditing standards.

Organisational structure

National Australia Bank Limited is the holding company for the Group, as well as the main operating company.  During 2004, the Company had seven wholly-owned main operating subsidiaries: Bank of New Zealand, Clydesdale Bank PLC, MLC Limited, National Australia Financial Management Limited, National Irish Bank Limited, Northern Bank Limited and Yorkshire Bank PLC.

On December 14, 2004, the Company announced that it had reached an agreement to sell its Irish businesses, Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S.  For further information on the sale of Northern Bank Limited and National Irish Bank Limited, refer to the ‘report on the directors and officers – events subsequent to balance date’ on page 87.

Refer to note 43 in the financial report for details of the principal controlled entities of the Group.

Description of property

As at September 30, 2004, the Group operated around 2,042 outlets and offices worldwide, of which 49% were in Australia, with the largest proportion of the remainder being in the UK.  Approximately 20% of the 2,042 outlets and offices are owned directly by the Group, with the remainder being held under commercial leases.

The Group’s premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and foreseeable future requirements.

Certain legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.

On August 29, 2003, a civil class action complaint was filed in the US District Court, Southern District of New York, against the Group and others for alleged violations of the US federal securities law relating primarily to disclosure concerning the valuation of the mortgage servicing rights held by HomeSide US (sold in October 2002).  The complaint failed to specify any quantum of damages.  The plaintiffs in the complaint filed their consolidated amended class action complaint on January 30, 2004, and the Group moved to dismiss the consolidated amended class action complaint on March 11, 2004.  It is anticipated that the court will rule on the motion to dismiss during the 2005 financial year.

On February 26, 2004, the Company announced that it had received a voluntary document request from the SEC as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to audit independence (refer below).  In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities, including the foreign currency options trading matter and HomeSide US.

On July 30, 2004, the Director of Corporate Enforcement in the Republic of Ireland released the report of the High Court Inspectors into certain past business activities of National Irish Bank Limited (a controlled entity of the Company).  Since 1998, when the High Court Inspectors’ investigation commenced, the Group has paid or provided $109 million associated with its involvement in the investigation and the remediation programs implemented or proposed by it.  It is not expected that any further material costs will result from these programs.

The Group does not consider that the outcome of any proceedings, either individually or in aggregate, is likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

For further information on contingent liabilities of the Group, refer to note 44 in the financial report.

Certain services provided by the external auditor and SEC investigation – matters related to independence

The Company is subject to both Australian and US auditor independence rules. The US rules apply to the Company as it is a registrant and files reports with the SEC.

From time to time, the Company engages major accounting firms to furnish employees to supplement its own staff in performing reviews of loans categorised as requiring management by the Company’s Credit Restructuring unit in Australia.  The Company has no centralised method to identify such employees; however, since October 2003 it has been identified that, at different times during the years ended September 30, 2001, 2002 and 2003, seven employees of the Company’s external auditor, KPMG Australia (and one of its affiliated overseas firms) (KPMG), from its Corporate Recovery Services group, provided certain non-audit services to the Company’s Credit Restructuring unit.  Each of these employees may have performed initial reviews to determine whether a loan file should have been categorised as requiring management by the Credit Restructuring unit (a categorised loan).  Six of these employees also provided review services in respect of categorised loans.

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

Information to identify the fact that a KPMG employee worked on any particular loan file is not maintained by the Company in any centralised system.  Accordingly, it is not possible to precisely determine the amount of loan files worked on by KPMG employees, nor the associated specific provision for doubtful debts or non-accrual amount in the Group’s financial statements.  To provide some context for the scale of the activities undertaken by KPMG employees, monthly status reports prepared by the Credit Restructuring unit have been used to identify loan files allocated to KPMG employees.  Because these reports were originally prepared for a different purpose (ie. workflow management), they do not identify all relevant files (for example, due to informal reassignment of the loan file to another reviewer), and several reports have not been retained.  Also, the reports do not identify instances where a KPMG employee acted as a joint approver of loan actions or where a KPMG employee undertook preliminary review work to determine whether a loan file should be considered a categorised loan.  The loan files identified in these management reports, and some additional files identified through other means as having been allocated to the KPMG employees, are referred to as the ‘KPMG employee-allocated loans’.   As noted, these do not include all loan files with which the KPMG employees were involved.

At September 30, 2003, the total amount of KPMG employee-allocated loans was $181 million (representing 0.08% of the Group’s total loans and advances), including $33 million of non-accrual loans (or 2.02% of the Group’s non-accrual loans).  At September 30, 2002 and 2001, the analogous figures were $259 million and $268 million of loans in total (0.12% and 0.14% of the Group’s total loans and advances, respectively), including $45 million and $89 million of non-accrual loans (or 2.48% and 4.59% of the Group’s total non-accrual loans).  These percentages reflect restated loans and advances, and non-accrual loans for respective years.  The specific provision for doubtful debts established for the KPMG employee-allocated loans was $11 million, $10 million and $31 million at September 30, 2003, 2002 and 2001, respectively.  These numbers are sourced from management information systems designed for purposes other than statutory financial reporting and do not include KPMG employee-allocated loans that at balance date were no longer managed by the Credit Restructuring unit because during the year they had been exited by the Company, fully written off or returned to the business as performing loans.  Such loans do not have a specific provision raised against them at balance date and are not non-accrual at that date.

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

The provision of loan review services was brought to the attention of the Audit Committee in October 2003 and an internal review of the matter was conducted by management under the supervision of the Audit Committee.  The review included a third party review of certain loan files identified by the Company as having been KPMG employee-allocated loans.  For each of these loans, the third party identified where a KPMG employee had been involved in any financial decision making on the loan, obtained an understanding of the relevant issues that should have been considered and determined the appropriate loan loss provision, if any, that should have been applied.  The third party concluded that, during the relevant period of KPMG employees’ involvement, the loans were properly classified in accordance with the Company’s loan grading guidelines and that the loan loss provisions applied were appropriate.  The Company and KPMG have also provided information about these services to Australian regulators and the SEC.

The Company has received a voluntary document request from the SEC Division of Enforcement as part of an investigation into certain Australian registrants and public accounting firms.  The SEC Division of Enforcement has requested documents and information and is investigating issues since at least as early as October 1, 2000 (the commencement of the 2001 year) regarding auditor independence and regarding the Company’s accounting and internal controls, including the foreign currency options unauthorised trading matter and HomeSide US.

During 2003, 2002 and 2001, KPMG employees also performed other non-audit services for the Group, including in the tax and internal audit functions, while on secondment to entities within the Group.  All internal audit secondments were terminated by the end of the 2002 year and, all KPMG secondments have ceased from around the end of the 2003 year.  The Company is investigating these and other non-audit services performed by KPMG, including a loan review and recovery outsourcing engagement performed by KPMG in 2001 and 2002 in which KPMG proposed for Company approval action plans for recovery of certain problem loans and at the Company’s request implemented the plans.  While KPMG has reported that some of these engagements are potential violations of the SEC’s independence rules, KPMG has advised the Company that it does not consider its independence to have been compromised as a result of these engagements.

KPMG has also informed the Company and the SEC that during the 2004 year, twelve KPMG professionals maintained savings or checking accounts and three had loans with the Company that are not permitted by the SEC’s auditor independence rules.  KPMG has advised the Company that upon discovery of these accounts and loans, the KPMG professionals were removed from their assignments, the accounts and loans were closed and review or re-performance of the work undertaken by such professionals was conducted by a more senior member of the audit team.  KPMG has also advised that during 2003 and 2002, a number of KPMG professionals maintained savings or checking accounts with the Company.  While the holding of these savings / checking / loan accounts constituted violations of the SEC independence rules, KPMG has advised the Company that it does not consider its independence to have been compromised as a result of these accounts and loans.

The SEC is also reviewing services of KPMG relating to potential or actual borrowers from the Company, such as acting as receiver and manager, investigating accountant, monitoring consultant and an agent for a mortgagee in possession.

The Company announced in July 2004 that Ernst & Young had been selected as the Company’s new external auditor for the 2005 year, subject to the approval of the Company’s shareholders at the annual general meeting to be held on January 31, 2005.  The Company and KPMG have stated there have been no disagreements regarding accounting or financial reporting matters.

The SEC Division of Enforcement has also requested information about the Company’s investment in HomeSide US, which resulted in the recognition of $1,323 million (after tax) impairment loss on mortgage servicing rights (MSR), $1,436 million provision for changes in valuation assumptions to reduce the carrying value of the MSR to an estimated market sale value and a $858 million goodwill writedown in 2001.  Investigations conducted into the circumstances which led to these losses concluded that one of the causes of the write down of the HomeSide US asset was the existence of deficiencies in the staffing and structure of the risk management area within HomeSide US and noted that the absence of a Group executive located at HomeSide US resulted in areas of risk management weakness that the Group identified not being corrected as immediately or rigorously as the Group directed.

The Company has also provided to the SEC information about the Company’s $360 million pre-tax losses from foreign currency options trading announced in January 2004.  For a discussion of the foreign currency options trading losses, refer to the PricewaterhouseCoopers and APRA reports, described in the ‘report on the directors and officers’ on pages 84 to 86 and ‘disclosure controls and procedures and internal control over financial reporting’ on pages 63 to 65.  The SEC has also requested information about the Company’s former head of risk management who, prior to joining the Group in July 2001, had been the KPMG engagement partner for the Company’s audit.  He departed in March 2004 in connection with a review of senior management following the foreign currency options unauthorised trading matter discussed above.

While the Company cannot predict action the SEC may take in response to its investigation, it has authority to impose or negotiate a broad range of possible sanctions for any breaches.  These could include requiring the Company to make a monetary payment, entry of a cease-and-desist order or injunction requiring the Company to cease future violations of the securities laws or face substantial monetary sanctions, and requiring the Company to improve the Company’s internal controls or policies, change or curtail the Company’s business, change the Company’s management or take other steps, such as engaging an independent consultant to evaluate and report on the Company’s controls, policies or other matters and the Company’s progress towards improvement within mandated time frames.  The SEC could also require the Company to engage an accounting firm other than KPMG to perform procedures and report on aspects of the Company’s accounts or financial statements relevant to areas raising auditor independence concerns.  However, as stated above, the Company cannot predict the outcome of the SEC investigation.

Financial review

Summary

	Group
	2004	2003	2002
	$m	$m	$m
Net profit attributable to members of the Company	3,177	3,955	3,373
Adjust for significant items:
Significant revenue	(993)	—	(2,671)
Significant expenses	1,675	—	3,266
Attributable income tax benefit	(298)	—	(189)
Significant expenses after tax	384	—	406

Net profit attributable to members of the Company before significant items	3,561	3,955	3,779

Net profit attributable to members of the Company	3,177	3,955	3,373
Adjust for:
Distributions on other equity instruments	(187)	(183)	(187)
Significant revenue	(993)	—	(2,671)
Significant expenses	1,675	—	3,266
Movement in the excess of net market value over net assets of life insurance controlled entities	137	160	155
Attributable income tax (benefit)/expense	(451)	40	(192)
Amortisation of goodwill	103	98	101
Cash earnings before significant items	3,461	4,070	3,845

Year ended September 30, 2004 compared with year ended September 30, 2003

Net profit attributable to members of the Company of $3,177 million in 2004, decreased $778 million or 19.7% compared with 2003.  Net profit of $3,551 million in 2004, decreased $396 million or 10.0% compared with 2003.

Significant items are those individually significant items included in net profit.  The current year result included the following after tax significant items:

•                  foreign currency options trading losses of $252 million;

•                  write-down of impaired application software of $307 million;

•                  charge to provide for doubtful debts of $204 million as a result of a revision of an accounting estimate;

•                  net profit of $315 million on sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC; and

•                  net profit of $64 million on write-back of a provision for costs related to the sale of SR Investment, Inc.

The 2003 result included no significant items.

Net profit attributable to members of the Company before significant items of $3,561 million in 2004, decreased $394 million or 10.0% compared with 2003.  Cash earnings (before significant items) of $3,461 million in 2004, decreased $609 million or 15.0% compared with 2003.

Net interest income of $7,191 million in 2004, was $228 million or 3.1% lower than 2003.  This was driven by a decrease in the net interest margin from 2.53% to 2.35%, partly offset by lending growth.  The fall in margin largely resulted from the strong growth in lower margin mortgages and fixed rate lending within the retail banking business, as well as a reduction in contribution from the Markets and Specialised Finance divisions of Corporate & Institutional Banking.

Net life insurance income increased by $568 million from $444 million in 2003 to $1,012 million in 2004.  This was driven by an increase in investment earnings resulting from improved performance in global equity markets and favourable claims experience, partially offset by an increase in policy liabilities.

Other banking and financial services income of $4,831 million in 2004, was $179 million or 3.6% lower than 2003.  This outcome reflects:

•                  lower trading income;

•                  a reduction in money transfer fees;

•                  the negative impact of the Reserve Bank of Australia credit card interchange fee reform in Australia effective October 31, 2003;

•                  lower dividend income following the sale of strategic shareholdings in January 2004;

•                  the inclusion in the prior year of a one-off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares;

•                  flat loan fees from banking; and

•                  growth in the Fleet Management and custody businesses following recent acquisitions.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $137 million in 2004, an improvement of $23 million from 2003, impacted by the effect of assumption and experience changes underlying the valuation, and the impact of the Group’s election to consolidate under the Australian tax consolidations regime.

Personnel, occupancy and general expenses of $6,812 million in 2004, were $458 million or 7.2% higher than 2003.  This outcome reflects:

•                  increased costs associated with the European defined pension funds, partly offset by a superannuation contribution holiday in Australia reducing Australian defined contribution superannuation expenses;

•                  higher personnel costs (excluding pensions) reflecting salary increases and growth in staffing levels;

•                  growth in costs associated with major Group-wide projects – Basel II and International Financial Reporting Standards;

•                  higher occupancy costs as a result of annual rent increases and relocation costs;

•                  increased advertising and marketing costs, including the sponsorship of the 2006 Melbourne Commonwealth Games;

•                  higher software amortisation across the business reflecting prior year investment in infrastructure; and

•                  $22 million (after tax) write-off of development work associated with the Integrated Systems Implementation program in the first half.

The charge to provide for doubtful debts (before significant items) of $559 million in 2004, was $74 million or 11.7% lower than 2003.  The charge was favourably impacted by the continued focus on credit quality across the business.

Income tax expense relating to ordinary activities of $1,190 million in 2004, was $491 million or 29.2% lower than 2003.  Income tax expense has been impacted by Wealth Management products and international activities, to which a wide range of tax rates are applied.  In addition, the decision to elect to consolidate under the Australian tax consolidation regime resulted in a tax benefit of $150 million recognised in the 2004 year, due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management business.  Further, the income tax expense has been impacted by the decision not to book a tax benefit on the interest expense relating to exchangeable capital units following the receipt of an Australian Taxation Office assessment.

Year ended September 30, 2003 compared with year ended September 30, 2002

Net profit attributable to members of the Company of $3,955 million in 2003, increased $582 million or 17.3% compared with 2002.

Significant items are those individually significant items included in net profit.  There were no significant items in 2003.  The 2002 year result included the following significant items:

•             $412 million (after tax) of restructuring expenses paid/provided for; and

•             $6 million net profit (after tax) on sale of SR Investment, Inc., including its controlled entity, HomeSide US, which conducted the Group’s mortgage servicing rights business in the US.

Net profit attributable to members of the Company of $3,955 million in 2003, increased $176 million or 4.7% compared with 2002.  Cash earnings (before significant items) of $4,070 million in 2003, increased $225 million or 5.9% compared with 2002.

Net interest income of $7,419 million in 2003, was $197 million or 2.7% higher than 2002.  This was driven by asset growth, particularly in relation to housing lending, partly offset by exchange rate movements and a 14 basis point decrease in net interest margin to 2.53%.  The fall in margin largely arose from the impact of strong growth in housing lending within the retail banking business, which was slightly offset by the funding benefit on the proceeds from the sale of HomeSide US.

Net life insurance income increased by $454 million to $444 million in 2003, from a $10 million loss in 2002.  This was driven by an increase in investment earnings resulting from improved performance in major stock markets over the six months to September 2003.

Other banking and financial services income of $5,010 million in 2003, was $1,996 million or 28.5% lower than 2002.  Excluding the proceeds received from the sale of HomeSide US’s operating assets and operating platform of $2,314 million in 2002 (refer to page 14 for an explanation on the sale of HomeSide US), other banking and financial services income was up 6.8%.  This was driven by higher income resulting from fee growth with higher volumes in housing lending and transaction fees, partly offset by exchange rate movements.

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

The charge to provide for doubtful debts of $633 million in 2003 was $64 million or 9.2% lower than 2002.  The 2003 year’s charge was favourably impacted by exchange rate movements.

Income tax expense relating to ordinary activities of $1,681 million in 2003, was $719 million or 74.7% higher than 2002.  It was impacted by the accounting regime, which applies to unrealised gains and losses relating to Wealth Management’s statutory funds of the life business.  The income tax expense in 2003 attributable to this impact was $126 million expense, compared to an income tax benefit of $248 million in 2002.

Adjusted to accord with US GAAP

Prepared in accordance with US GAAP, consolidated net income for the year to September 30, 2004 was $2,747 million compared to $3,527 million in 2003 and $3,455 million in 2002.  There were no individually material adjustments between US GAAP net income and Australian GAAP net profit attributable to members of the Company for the years ended September 30, 2004, 2003 and 2002, other than those disclosed in note 56 in the financial report.

Economic outlook

This section contains forward-looking statements.  Refer to ‘forward-looking statements’ on page 2.

Global economic conditions improved significantly in 2004, with a strong pick-up in the US, as well as in Asia.  Activity in the Euro area also improved, but remained relatively weak and heavily dependent on international demand.

Business conditions in the countries that contain the bulk of the Group’s assets – namely, Australia, the UK and New Zealand – continued to fare better than other industrialised economies, mainly driven by ongoing strength in household spending.  Business investment spending was also quite strong in these regions, given relatively favourable profitability, relatively high rates of capacity utilisation and low unemployment rates.

The global outlook is for some moderation in growth during the next financial year.  Higher interest rates – particularly in the US – and to a lesser extent higher oil prices, as well as some policy tightening in China, are expected to slow the pace of the global expansion under way.  Growth is also expected to be sustained in the Group’s main operating regions.  In Australia, some moderation in household spending is expected to be offset by continued gains in exports.  In both the UK and New Zealand, growth is expected to slow down, mainly in response to significantly tighter monetary and fiscal policy.  Slower immigration may also weigh on New Zealand growth.

The Group’s main areas of operation continue to face similar economic risks and vulnerabilities.  With limited spare capacity, which is vulnerable to supply disruptions, sustained higher oil prices would slow the global expansion.  Already stretched fiscal positions – especially in the US and Europe – could limit any response to any increased geopolitical tensions.  Finally, house prices could soften, after their rapid rises in past years – albeit much would depend on the nature of any economic downturn.

Net interest income

2004	$7,191	million
2003	$7,419	million
2002	$7,222	million

Net interest income is the difference between interest income and interest expense.

Net interest income decreased by $228 million or 3.1% to $7,191 million in 2004, after increases of 2.7% in 2003 and 3.8% in 2002. During 2004, movements in exchange rates decreased net interest income by $199 million, after a decrease of $124 million in 2003 and an increase of $25 million in 2002. Excluding the impact of exchange rate movements, the decrease in 2004 was 0.4%, compared with increases of 4.4% in 2003 and 3.4% in 2002. The decrease in 2004 was driven by a decline in the average net interest margin from 2.53% to 2.35%, partly offset by lending growth, with margin decline accelerating and lending growth slowing compared to the 2003 year. Consistent with the 2003 year, the fall in margin was largely due to the strong growth in lower margin mortgages and fixed rate lending, as well as a reduction in contribution from the Markets and Specialised Finance divisions of Corporate & Institutional Banking. In addition, higher wholesale funding costs in 2004 placed futher pressure on the average net interest margin.

Volume and rate analysis

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two years ended September 30. Volume and rate variances have been calculated on the movement in average balances and the change in interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2004 over 2003 Increase/(decrease) due to change in			2003 over 2002 Increase/(decrease) due to change in
	Average balance	Average rate	Total	Average balance	Average rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions
Australia	(10)	(3)	(13)	105	4	109
Overseas	(200)	(82)	(282)	123	(59)	64
Marketable debt securities
Australia	255	94	349	122	10	132
Overseas	(122)	—	(122)	(126)	(17)	(143)
Loans and advances
Australia	1,210	214	1,424	1,186	(43)	1,143
Overseas	35	(5)	30	133	(308)	(175)
Regulatory deposits
Overseas	—	—	—	2	(3)	(1)
Other interest-earning assets	9	233	242	(141)	(400)	(541)
Change in interest income	1,177	451	1,628	1,404	(816)	588

	2004 over 2003 Increase/(decrease) due to change in			2003 over 2002 Increase/(decrease) due to change in
	Average Balance	Average rate	Total	Average balance	Average rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Due to other financial institutions
Australia	(4)	68	64	109	(7)	102
Overseas	(229)	(90)	(319)	165	29	194
Savings (short-term) deposits
Australia	3	31	34	83	(1)	82
Overseas	(12)	12	—	9	5	14
Other on-demand deposits
Australia	47	84	131	32	137	169
Overseas	(12)	14	2	(24)	(59)	(83)
Term deposits and certificates of deposit
Australia	365	313	678	335	(24)	311
Overseas	(17)	19	2	29	(144)	(115)
Government and official institution deposits
Australia	1	4	5	4	1	5
Overseas	(8)	(2)	(10)	5	(21)	(16)
Short-term borrowings
Australia	254	(33)	221	61	(3)	58
Overseas	31	9	40	(48)	(124)	(172)
Long-term borrowings
Australia	148	74	222	15	(155)	(140)
Overseas	32	7	39	(103)	23	(80)
Other debt issues
Australia	(3)	(2)	(5)	(11)	2	(9)
Overseas	6	(23)	(17)	9	(26)	(17)
Other interest-bearing liabilities	(1,078)	1,847	769	(457)	545	88
Change in interest expense	(476)	2,332	1,856	213	178	391
Change in net interest income	1,653	(1,881)	(228)	1,191	(994)	197

Average interest-earning assets for 2004 increased by $13.2 billion or 4.5% to $306.5 billion, from $293.3 billion in 2003 and $270.5 billion in 2002. (Refer to ‘volumes’ below for information.) The impact of the volume growth on interest income was an increase of $1,177 million in 2004, after an increase of $1,404 million in 2003. This reflects a continued environment of housing lending-driven volume growth, although there has been a slowdown in 2004. The movement in rates over the same period resulted in an increase in interest income of $451 million in 2004, after a decrease of $816 million in 2003. The increase in 2004 reflects an environment of rising interest rates in Australia and the UK, while the decrease in 2003 was primarily impacted by a fall in rates in the UK.

Average interest-bearing liabilities increased by $11.4 billion in 2004, after increases of $15.6 billion in 2003 and $10.8 billion in 2002. The impact of the increasing volumes on interest expense was a decrease of $476 million in 2004, after an increase of $213 million in 2003. The movement in rates over the same period resulted in an increase in interest expense of $2,332 million in 2004, after an increase of $178 million in 2003. The increase in interest expense on other interest-bearing liabilities of $769 million in 2004 reflects an increase in interest expense relating to swaps (an off-balance sheet item). In addition, there has been a continued increase in term deposits (primarily in Australia) due to more competitive pricing in 2004, an increase in short-term borrowings (primarily global commercial paper), and an increase in long-term borrowings in 2004.

Interest spreads and margins

	2004	2003	2002
	$m	$m	$m
Australia
Net interest income	3,822	3,792	3,613
Average interest-earning assets	173,071	151,225	129,458
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.89	2.37	2.67
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.04)	(0.04)
Net interest spread (%) (1)	1.87	2.33	2.63
Benefit of net free liabilities, provisions and equity (%)	0.34	0.18	0.16
Net interest margin (%) (2)	2.21	2.51	2.79

Overseas
Net interest income	3,369	3,627	3,609
Average interest-earning assets	149,051	160,169	154,282
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.91	1.86	2.03
Interest foregone on non-accrual and restructured loans (%)	(0.01)	(0.02)	(0.02)
Net interest spread (%) (1)	1.90	1.84	2.01
Benefit of net free liabilities, provisions and equity (%)	0.36	0.43	0.33
Net interest margin (%) (2)	2.26	2.27	2.34
Group
Net interest income	7,191	7,419	7,222
Average interest-earning assets	306,500	293,318	270,527
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.96	2.21	2.41
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.03)	(0.02)
Net interest spread (%) (1)	1.94	2.18	2.39
Benefit of net free liabilities, provisions and equity (%)	0.41	0.35	0.28
Net interest margin (%) (2)	2.35	2.53	2.67

(1)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)       Net interest margin is net interest income as a percentage of average interest-earning assets.

Net interest income decreased by $228 million to $7,191 million in 2004, driven by an 18 basis point decline in net interest margin to 2.35%, partly offset by a 4.5% growth in average interest-earning assets to $306.5 billion. Australian net interest income increased 0.8% to $3,822 million, with average interest-earning assets growing 14.4% to $173.1 billion and net interest margin declining 30 basis points to 2.21%. Overseas net interest income decreased by 7.1% to $3,369 million, with average interest earning-assets declining by 6.9% to $149.1 billion, and the net interest margin falling 1 basis point to 2.26%.

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

Volumes

Average interest-earning assets for 2004 increased by $13.2 billion or 4.5% to $306.5 billion, from $293.3 billion in 2003 and $270.5 billion in 2002. Growth in 2004 and 2003 was primarily driven by growth in loans and advances in Australia, which increased by $17.5 billion or 13.9% in 2004 (2003: $17.5 billion or 16.2%). However, this was partly offset by a decline in amounts due from other financial institutions in Europe of $5.8 billion or 29.2% in 2004. Loan growth continued to be predominantly in housing lending. For a further discussion of the main factors influencing the movement in average interest-earning assets, refer to ‘gross loans and advances’ on page 52.

Net interest margin

The net interest margin (net interest income as a percentage of average interest-earning assets), which includes the impact of non-accrual and restructured loans on net interest income, decreased by 18 basis points to 2.35% in 2004, from 2.53% in 2003 and 2.67% in 2002. The decrease during 2004, as with the 14 basis point decrease in 2003, was primarily driven by the mix effect of the strong growth in lower margin mortgage and fixed rate lending and a reduced contribution from the Corporate & Institutional Banking Market’s division. The 2004 year was also impacted by higher wholesale funding costs and the reversal of prior period capitalised interest of $28 million on a large exposure which has been re-classified as a non-accrual loan. A funding benefit on the proceeds of the sale of HomeSide US was recognised in 2003.

The interest rate on Australian interest-earning assets increased by 35 basis points to 6.7% in 2004, from 6.3% in 2003 and 6.9% in 2002, while the interest rate on interest-bearing liabilities increased by 81 basis points to 4.8% from 4.0% in 2003 and 4.2% in 2002. The decline in net interest margin in Australia of 30 basis points in 2004 and 28 basis points in 2003 resulted primarily from the mix effect of the strong growth in lower margin mortgage lending, a reduced contribution from the Corporate & Institutional Banking Market’s division and the focus on selective business lending to enhance the portfolio asset quality. The 2004 year was also impacted by higher wholesale funding costs and the reversal of prior period capitalised interest of $28 million on a large exposure, which has been reclassified as a non-accrual loan.

The interest rate on overseas interest-earning assets was flat at 5.0% in 2004 compared to 5.0% in 2003 and 5.2% in 2002, while the interest rate on interest-bearing liabilities was also flat at 3.1% in 2004, compared to 3.2% in 2003 and 3.2% in 2002. Overseas net interest margin decreased by 1 basis point in 2004 and primarily reflects a change in product mix towards lower margin mortgage and fixed rate lending products and a decline in personal loans in Europe. The decrease in net interest margin of 7 basis points in 2003 was driven by an increase in structured lending products in Corporate & Institutional Banking in 2003.

Net life insurance income

2004	$1,012	million
2003	$444	million
2002	$(10	) million

Net life insurance income comprises the revenue and interest component of premiums, dividends, realised and unrealised capital gains and other returns on investments under the life insurer’s control, net of claims expense, change in policy liabilities, policy acquisition and maintenance expense, and investment management fees (refer to note 54 in the financial report for disclosures in relation to the Group’s life insurance business).

Net life insurance income increased by $568 million to $1,012 million income in 2004, from $444 million in 2003 and a $10 million loss in 2002.

Life insurance revenue increased by $2,139 million to $5,847 million in 2004 from $3,708 million in 2003 and $146 million in 2002. This increase was impacted by an increase in investment revenue (increase of $2,083 million in 2004 and $3,747 million in 2003) reflecting improvement in the performance of global equity markets. This was offset by an increase in the change in policy liabilities of $1,850 million to $3,368 million in 2004 from $1,518 million in 2003. There was a further offset within income tax expense, which includes the tax expense for policyholders relating to investment income. Premium and related revenue increased $56 million, or 5.9%, to $1,005 million due to growth in average in force premiums for personal and group protection products, and strong annuities sales. This was partly offset by reduced earnings as a result of the sale of National Australia Life Company Limited in December 2003.

In 2003 premium and related revenue decreased $185 million, or 16.3%, to $949 million as a result of decreased premium revenue from the international businesses arising from the strength of the Australian dollar, decreased investment business sales in Australia and a decline in premiums from the closed book of traditional business. This decrease was partly offset by increased insurance premiums reflecting growth in volumes.

Life insurance expenses increased by $1,571 million to $4,835 million in 2004 from $3,264 million in 2003 and $156 million in 2002. This was due to the increase in change in policy liabilities resulting from the improved performance of global equity markets, and is consistent with the increase in investment revenue during 2004 and 2003. Claims expense decreased $256 million, or 26.7%, to $702 million, as a result of decreased claims due to the sale of National Australia Life Company Limited in December 2003, and a decrease in claims driven by higher surrenders in 2003, which did not occur in 2004, due to the withdrawal from the traditional life business. In 2003, claims expense increased $2 million, or 0.2%, reflecting higher surrenders in the closed traditional life business and increased insurance claims as a result of volume growth, partly offset by the impact of the strengthening Australian dollar reducing claims expense from the international businesses.

In addition, net life insurance income includes investment revenue attributable to consolidated registered schemes of the Group’s life insurance statutory funds, with a corresponding increase in net profit attributable to outside equity interest.

Other banking and financial services income

2004	$4,831	million
2003	$5,010	million
2002	$7,006	million

Other banking and financial services income includes loan fees from banking, money transfer fees, fees and commissions, treasury-related income, investment management fees, fleet management fees and other income (including rental income, dividends received and profit on sale of property, plant and equipment and other assets).

Other banking and financial services income decreased by $179 million, or 3.6%, to $4,831 million in 2004, after a decrease of 28.5% in 2003 and an increase of 47.5% in 2002. Refer below for a detailed analysis of the main categories of other banking and financial services income.

Loan fees from banking

2004	$1,447	million
2003	$1,441	million
2002	$1,361	million

Loan fees from banking primarily consist of acceptance fees for accepting bills of exchange, application fees to cover costs of establishing lending facilities, commitment fees to compensate for undrawn funds set aside for a customer’s ultimate use, and service fees to cover costs of maintaining credit facilities.

Loan fees from banking increased by $6 million, or 0.4%, to $1,447 million in 2004, after increases of 5.9% in 2003 and 2.0% in 2002. The flat loan fees result reflects solid bill fee income growth in Australia, offset by the impact of changing customer behaviour to avoid fees and competitive pricing across all regions. Lending growth achieved in 2003, primarily in relation to housing in Australia and New Zealand, is reflected in the increase in loan fees from banking of $80 million, or 5.9%, in 2003.

Money transfer fees

2004	$983	million
2003	$1,026	million
2002	$1,014	million

Money transfer fees are fees earned on the transfer of monies between accounts and/or countries and also include fees for bank cheques and teletransfers, dishonours and special clearances, and periodical payments.

Money transfer fees decreased by $43 million, or 4.2%, to $983 million in 2004, after an increase of 1.2% in 2003 and a decrease of 2.8% in 2002. This decrease reflects customers moving to lower cost transaction channels and a reduction in fees as a result of competition. The $12 million increase in 2003 reflected sustained activity across all regions.

Fees and commissions

2004	$1,221	million
2003	$1,158	million
2002	$1,118	million

Fees and commissions consist of fees charged to cover the costs of establishing credit card facilities, commissions from selling insurance and investment products and other fees.

Fees and commissions increased by $63 million, or 5.4%, to $1,221 million in 2004, after an increase of 3.6% in 2003 and 12.0% in 2002. This increase is primarily due to increased contributions from life commission income in the UK, increased contributions from Plum Financial Services Group, higher fees as a result of growth in funds under management, and increased commissions due to growth in trading volumes, partly offset by negative impact of the Reserve Bank of Australia credit interchange fee reform, which was effective October 31, 2003. In 2003, the increase reflected higher fees from structured finance transactions, which in part was offset by the outsoucing of the merchant acquiring business in Europe.

Trading income

2004	$575	million
2003	$625	million
2002	$563	million

Trading income includes all realised and unrealised profits and losses resulting directly from foreign exchange trading activities, trading securities and interest rate-related and other derivative trading activities.

Trading income (excluding significant items) decreased by $50 million, or 8.0%, to $575 million in 2004, after an increase of 11.0% in 2003 and a decrease of 21.9% in 2002. The decrease in 2004 is a result of a benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange environments. The result was also impacted by the closure of the currency options desk from January 2004 and the inability of Corporate & Institutional Banking to offer a full suite of products to customers following the closure. It was also impacted by a reduced risk profile in response to the Group’s revised risk management policy, which was issued following the unauthorised foreign currency options trading losses incident. The increase in 2003 reflected higher interest rate income due to increased activity within Corporate & Institutional Banking. The impact of this was partially offset by lower foreign exchange derivative income.

In January 2004, the Company announced that it has identified losses relating to unauthorised trading in foreign currency options. Based on its assessment, the Company announced a total loss of $360 million before tax, arising from the unauthorised foreign currency options trading, which has been classified as a significant item. The Company analysed the amount of losses that were incurred during the year ended September 30, 2003. This 2003 amount was estimated at $66 million ($42 million due to false transactions and $24 million due to valuation adjustments) before tax, which is included in the $360 million total loss. Under applicable accounting principles, based on a quantitative and qualitative assessment of the loss incurred in 2003, that amount was not recognised in the financial statements for that year, which were published prior to discovery of the losses. The Company recognised the total losses during the 2004 year.

For a more detailed discussion of the Company’s losses relating to unauthorised trading in foreign currency options, refer to page 84 of the ‘report on the directors and officers’.

Investment management fees

2004	$321	million
2003	$303	million
2002	$297	million

Investment management fee income relates to management fees received for services rendered acting as a responsible entity and/or an approved trustee for retail and wholesale unit trusts.

Investment management fees increased by $18 million, or 5.9%, to $321 million in 2004, after an increase of 2.0% in 2003 and a decrease of 2.6% in 2002. The increase in 2003 and 2004 reflects growth in management fees due to an increase in funds under management, increased trading volumes and higher sales of investment products.

Fleet management fees

2004	$108	million
2003	$85	million
2002	$56	million

Fleet management fees consist of fleet and custom fleet management fees. Specifically, fleet management fees include fleet management, maintenance and fleet fuel card fees, whilst custom fleet management fees includes operating lease, sale and leaseback and management service fees.

Fleet management fees increased by $23 million, or 27.1%, to $108 million in 2004, after an increase of 51.8% in 2003 and 3.7% in 2002. The increase primarily reflects continued growth in the custom fleet businesses following acquisitions during the 2003 year. The increase in 2004 also reflects a change in the accounting treatment for vehicle registrations income during the year, with a corresponding increase in expenses.

Other income

2004	$176	million
2003	$372	million
2002	$2,597	million

Other income includes rental income, dividends received, profit on sale of property, plant and equipment and other assets, other general insurance income and sundry income.

Other income decreased by $196 million, or 52.7%, to $176 million in 2004, after a decrease of 85.7% in 2003 and an increase of 783.3% in 2002. The 2003 result included a one-off gain on the restructure of hedging swaps in connection with the TrUEPrSSM preference shares, not repeated in 2004. The decrease in 2004 further reflects lower dividend income as a result of the sale of shareholdings in St George Bank Limited and a reduction in proceeds from the sale of property, plant and equipment. The decrease in 2003 was impacted by the sale of HomeSide US. Excluding this sale, other income increased by 56.3% in 2003 as a reflection of the one-off gain on the restructure of hedging swaps in connection with the TrUEPrSSM preference shares in 2003.

Mortgage servicing and origination revenue

Net mortgage servicing fees related to HomeSide US and represented fee income derived from mortgage servicing activities less amortisation of capitalised costs. Net mortgage origination revenue also related to HomeSide US and comprised fees earned on the origination of mortgage loans, gains and losses on the sale of loans, gains and losses resulting from hedges of secondary marketing activity, and fees charged to review loan documents for purchased loan production.

On March 1, 2002, HomeSide US sold its operating assets and operating platform to Washington Mutual Bank, FA. Following this sale, mortgage origination revenue was no longer derived by the Group. On October 1, 2002, the Group sold SR Investment, Inc., the parent entity of HomeSide US, to Washington Mutual Bank, FA. The sale resulted in the complete disposal of the associated mortgage servicing rights. Following this sale, mortgage servicing fees were no longer derived by the Group. Prior to the sale of SR Investment, Inc. and the operating assets of HomeSide US, $378 million of income was earned in the 2002 year.

Movement in the excess of net market value over net assets of life insurance controlled entities

2004	$(137	) million
2003	$(160	) million
2002	$(155	) million

Australian Accounting Standard AASB 1038 “Life Insurance Business” requires life insurance entities of the Group to value their investments in controlled entities at net market value, with changes in the excess of net market value over net assets reflected in the consolidated statement of financial performance.

The revaluation of life insurance entities’ interest in controlled entities gave rise to a loss of $137 million before tax, reflecting the movement in the excess of the net market value over the net assets of companies owned by National Australia Financial Management Limited (NAFiM), adjusted for capital. Values shown are directors’ market valuations. The valuations are based on discounted cash flow (DCF) valuations prepared by Tillinghast-Towers Perrin, using, for the Australian and New Zealand entities, risk discount rates specified by the directors.

NAFiM subsidiaries market value summary

	Net assets (1)	Value of in force business	Embedded value	Value of future new business (2)	Net market value
	$m	$m	$m	$m	$m
Net market value at September 30, 2003	1,572	2,463	4,035	2,598	6,633
Operating profit after tax (3)	270	—	270	—	270
Net capital transfers (4)	(216)	(41)	(257)	—	(257)
Increase in shareholders’ net assets	54	(41)	13	—	13
Movement in the excess of net market value over net assets of life insurance controlled entities, components before tax:
Roll forward and business assumptions
Roll forward of DCF (5)	—	385	385	—	385
Change in assumptions and experience	—	(354)	(354)	(105)	(459)
Tax consolidations – transfer of franking credits to the Group	—	(63)	(63)	—	(63)
Movement in the excess of net market value over net assets of life insurance controlled entities before tax (6)	—	(32)	(32)	(105)	(137)
Excess movements (7)	(21)	21	—	—	—
Net market value at September 30, 2004	1,605	2,411	4,016	2,493	6,509

(1)

Net assets represent the shareholder capital, reserves and retained profits. A portion of these net assets is non-distributable, as it is required to support regulatory capital requirements. The cost of this capital support is reflected in the value of in force business.

(2)

For some smaller entities, the projection of future new business and in force business is combined for the purposes of valuation. For these entities, the value of future new business is reflected in the embedded value.

(3)

Operating profit after tax is before the movement in the excess of net market value over net assets of life insurance controlled entities and excludes the profits of entities outside the market value accounting environment (that is, it excludes the operating profit after tax from NAFiM’s own business, and other entities not owned by NAFiM)

(4)

Net capital transfers represent movements in value such as the payment of dividends, capital injections and reductions, acquisitions of subsidiaries and foreign exchange movements on intra-group debt related to international subsidiaries.

(5)

The roll forward of the DCF is calculated on operating profit of $320 million, before the deduction of the $50 million prior year adjustment. The change in assumptions and experience item does not include the $50 million prior year adjustment.

(6)

The movement in excess of net market value over net assets of life insurance controlled entities before tax does not include revaluation uplift in respect of NAFiM’s own business. AASB 1038 requires assets of a life company to be valued at net market value; since NAFiM is the parent life entity, the change in market value of its own life business is not brought to account.

(7)

Excess movements represent excess on the increase of the Group’s interest in Plum Financial Services Limited and Advance MLC Assurance Co. Limited and foreign exchange impacts on the net assets of international subsidiaries and market value of intra-group debt.

The components that contributed to the $137 million loss ($16 million profit after tax) in the excess of net market value of the life insurance controlled entities comprised:

•                       the effect of assumption and experience changes primarily comprising lower near-term sales for domestic Retail Investments business, reflecting the impact of slower recovery of retail funds flow from the recent market downturn and the closure of the MLC Platinum Global Fund to new MLC Investment Trust investors, partly offset by lower planned expenses in line with lower business volumes;

•                       the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the DCF); and

•                       the negative impact from the transfer of franking credits from NAFiM’s subsidiaries.

The components that contributed to the $160 million ($200 million after tax) negative movement in 2003 in the excess of net market value of the life insurance controlled entities comprised:

•                       the effect of assumption and experience changes primarily comprising lower retail sales volumes than anticipated at September 2002, the effect of weaker operating environments reducing the values of the international businesses, and the overall strengthening in the Australian dollar. The impact of these factors were partially mitigated by the active management of expenses; and

•                       the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the DCF).

Significant revenue

Sale of strategic shareholdings

On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC. The Group received proceeds from the sale of $993 million for assets with a cost base of $678 million, resulting in a profit on sale of $315 million (after tax).

Proceeds from the sale of SR Investment, Inc.

The results and assets and liabilities of SR Investment, Inc. and its controlled entities were included up to and including the year to September 30, 2002. On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA. Controlled entities other than HomeSide US were excluded from the sale. The Group received proceeds on sale of $2,671 million for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including income tax.

Operating expenses

Personnel expenses

2004	$3,616	million
2003	$3,416	million
2002	$3,379	million

Personnel expenses increased by $200 million or 5.9% to $3,616 million in 2004, after an increase of 1.1% in 2003 and a decrease of 9.3% in 2002. This result reflects market-based salary increases across regions and growth in staffing (full-time equivalent employee) levels (refer to ‘employees’ on page 42), higher superannuation costs associated with the European defined benefits pension funds and increased contractor costs largely in relation to regulatory reform projects such as Basel II Capital Accord and International Financial Reporting Standards. The impact of this was partly offset by lower superannuation costs in relation to a superannuation contribution holiday in Australia, which reduced the Australian defined contribution superannuation expense and a reduction in performance-based compensation as a result of the decline in EVA® during the year.

Excluding the impact of the sale of HomeSide US, personnel costs increased by 5.7% during 2003. This increase reflected market-based salary increases across regions, increased defined benefit pension fund expenses and higher contractor costs; which were partly offset by a reduction in staff numbers.

Occupancy expenses

2004	$591	million
2003	$556	million
2002	$559	million

Occupancy expenses increased by $35 million or 6.3% to $591 million in 2004, after a decrease of 0.5% in 2003 and 4.8% in 2002. The increase primarily reflects appreciating rental rates as a result of annual market-based rent reviews and costs associated with the move of staff to the Australian operations new headquarters at Docklands, Melbourne, which commenced in March 2004.

The $3 million decrease in 2003 reflected a reduced contribution from HomeSide US following its sale, offset by appreciating rental rates and on-costs (ie. security expenses) and higher costs associated with the sale and lease-back of buildings in Australia and New Zealand.

General expenses

2004	$2,605	million
2003	$2,382	million
2002	$4,769	million

General expenses increased by $223 million or 9.4% to $2,605 million in 2004, after a decrease of 50.1% in 2003 and an increase of 121.0% in 2002. The increase has been impacted by the large growth in advertising costs, including costs associated with the sponsorship of the 2006 Commonwealth Games in Melbourne and new product launches. It has also been impacted by higher professional fees and other expenses associated with industry-wide regulatory reforms such as as Basel II Capital Accord, International Financial Reporting Standards, Financial Services Reform Act, and the United States Sarbanes-Oxley Act of 2002. Fees and commission expenses also increased in line with the increase in trading activity within Wealth Management, as did software amortisation reflecting prior period investments in infrastructure.

Excluding the impact of the sale of HomeSide US of $2,533 million incurred in the 2002 year, general expenses increased $146 million during 2003. The increase was impacted by the write-off of development costs associated with the European Monetary Unit and global roll out of SAP core banking module. Contributing to the increase were higher professional fees and other expenses associated with the industry-wide regulatory reforms, outlined above. The increase was partially offset by lower compensation provided for investors relating to a reduction in unit prices, lower fees and commissions within Wealth Management, and a reduction in communications, postage and stationery costs as a result of telecommunication contract renegotiations within Australia and Europe.

(Refer to notes 4 and 5 in the financial report for details of revenue and expense items.)

Charge to provide for doubtful debts

2004	$559	million
2003	$633	million
2002	$697	million

The total charge to provide for doubtful debts (before significant items) decreased by $74 million or 11.7% to $559 million in 2004, after a decrease of 9.2% in 2003 and 29.5% in 2002. Refer to ‘significant expenses’ below for a discussion of the significant item in relation to the charge to provide for doubtful debts in 2004.

(The nature of general and specific provisioning is explained in note 1(p)(i) in the financial report.)

The charge in Australia decreased by $77 million to $244 million in 2004, after an increase of 197.2% in 2003 and a decrease of 77.2% in 2002. The 2003 charge was unfavourably impacted by a small number of large corporate exposures in Financial Services Australia and Corporate & Institutional Banking, which were not experienced in 2004. The 2002 charge reflected the favourable impact of a review of the portfolio, with a smaller residual impact in 2003.

The charge in Europe decreased by $2 million or 0.7% to $275 million in 2004, after a decrease of 28.1% in 2003 and 2.8% in 2002. The declining charge reflects the favourable impact of the change in the mix of the loan portfolio experienced over the past two years, with falling personal loans and higher housing volumes. In addition, 2003 was favourably impacted by the recovery of a large corporate exposure. The decrease in 2004 was partly offset by an increase in provisioning relating to corporate exposures in Corporate & Institutional Banking.

The charge in New Zealand increased by $9 million to $20 million in 2004, compared with a charge of $11 million in 2003 and a credit of $12 million in 2002. The increase has primarily resulted from a charge in relation to a large Agribusiness exposure in the 2004 year. The $23 million increase in the 2003 year reflected a charge in relation to a large corporate exposure in Corporate & Institutional Banking, whilst 2002 reflected the favourable impact of a review of the portfolio resulting in a provisioning writeback.

The charge in the United States decreased by $15 million or 44.1% to $19 million in 2004, after a decrease of 84.2% in 2003 and an increase of 100.9% in 2002. The decrease in 2004 has resulted from a review of the portfolio favourably impacting the charge to provide for doubtful debts. The 2002 charge included the impact of a large corporate exposure in Corporate & Institutional Banking.

The charge in Asia increased by $11 million to $1 million in 2004 compared with a credit of $10 million in 2003 and a charge of $1 million in 2002. The 2003 charge reflected the favourable impact of a review of the portfolio in that year resulting in a provisioning write-back.

Charge to provide for doubtful debts (before significant items) by region

	2004	2003	2002
	$m	$m	$m
Australia	244	321	108
Europe	275	277	385
New Zealand	20	11	(12)
United States	19	34	215
Asia	1	(10)	1
Total charge to provide for doubtful debts	559	633	697

Net write-offs (bad debts written off less recoveries) in 2004 were $605 million compared with $798 million in 2003 and $814 million in 2002. As a percentage of risk-weighted assets, net write-offs were 0.2% in 2004, 0.3% in 2003 and 0.3% in 2002.

Percentage of risk-weighted assets (before significant items)

	2004	2003	2002
	%	%	%
Australia (1)
Charge	0.15	0.22	0.08
Net write-offs	0.19	0.28	0.23
Europe (1)
Charge	0.33	0.42	0.52
Net write-offs	0.27	0.50	0.54
New Zealand (1)
Charge	0.07	0.04	(0.05)
Net write-offs	0.07	0.05	0.05
United States (1)
Charge	0.21	0.35	1.35
Net write-offs	0.48	0.34	0.64
Asia (1)
Charge	0.02	(0.23)	0.02
Net write-offs	0.02	0.05	(0.02)
Group
Charge	0.19	0.25	0.28
Net write-offs	0.21	0.31	0.32

(1)            Ratio calculated as a percentage of risk-weighted assets of Australia, Europe, New Zealand, United States and Asia, as appropriate.

The overall provision for doubtful debts (refer to notes 1(p)(i) and 17 in the financial report) is augmented as necessary by a charge against profit having regard to both specific and general factors. An explanation of the Group’s lending and risk analysis policies is provided within ‘risk management’ on page 58.

Significant expenses

General provision for doubtful debts – revision of accounting estimate

During the year, the Group reviewed the level of the general provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments. As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of general provision for doubtful debts as at September 30, 2004. This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.

The impact of this reduction in discount rate and flow on impact was an increase in the charge to provide for doubtful debts of $292 million ($204 million after tax).

Charge to provide for doubtful debts (total) by region

2004	Ordinary	Significant	Total	Total as a % of risk- weighted assets (1)

	$m	$m	$m
Australia	244	175	419	0.26
Europe	275	85	360	0.44
New Zealand	20	25	45	0.15
United States	19	5	24	0.26
Asia	1	2	3	0.06
Total	559	292	851	0.30

(1)            Ratio calculated as a percentage of risk-weighted assets of Australia, Europe, New Zealand, United States and Asia, as appropriate.

Foreign currency options trading losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.

The Company announced a total loss of $360 million before tax, or $252 million after tax, arising from the unauthorised foreign currency options trading. This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004. The Company analysed the amount of these losses that were incurred during the 2003 year. The 2003 amount was estimated at $66 million ($42 million due to false transactions and $24 million due to valuation adjustments) before tax, or $46 million after tax, which is included in the above total loss announced. Under applicable accounting principles, based on a quantitative and qualitative assessment of the loss incurred in 2003, that amount was not recognised in the financial statements for that year, which were published prior to discovery of the losses. The Company recognised the total losses during the 2004 year. Included within the total loss of $360 million was a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at September 30, 2004.

During the year, the Company also released reports by PricewaterhouseCoopers (PwC) and APRA into this matter. The PwC and APRA reports provide a roadmap for the Company to address issues concerning culture, risk management, governance and operational controls, primarily related to the Market’s division of Corporate & Institutional Banking. The Company is in the process of implementing remedial actions required by APRA. On October 20, 2004, the Group announced that it had provided ASIC with a range of undertakings to review certain key systems and controls across those businesses which operate under the primary Australian Financial Services Licence applicable to the Company’s Australian banking business. The enforceable undertakings require the Group to carry out work that is in line with current regulatory requirements within a specific timeframe, as agreed with ASIC and to provide reports on each of the areas identified.

Refer to the ‘report on the directors and officers’ for further information on the foreign currency options trading losses, including key findings arising from the PwC and APRA investigations, and the remedial actions implemented by the Company.

Write-down of impaired application software

During the year, the Group undertook a detailed review of the carrying value of its software assets which resulted in a charge to the profit and loss account of $409 million ($307 million after tax).

The Group ceased its global enterprise resource planning strategy supported by its Integrated Systems Implementation application software and has indefinitely deferred the implementation of further modules of this software. The software was written down by $200 million to its recoverable amount of $87 million as at September 30, 2004.

The recoverable amount of the software was determined through the application of a valuation methodology performed by an external party. In performing the assessment, the external party used a number of assumptions based on its industry expertise taking into account the complexity of the software, the cost of building such software and the build environment. The resulting carrying value of the asset represents the recoverable amount of the software that is in use.

Other software assets that were no longer expected to provide future economic benefits with a carrying value of $209 million were identified as fully impaired and were written off.

SR Investment, Inc. – sale of foreign controlled entity and revision of accounting estimate

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA. Controlled entities other than HomeSide US were excluded from the sale. The Group received proceeds on sale of $2,671 million for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including income tax. Included within the sale result was a charge to provide for certain sale-related costs of $70 million. During 2004, $64 million of this provision was written back as a revision to the accounting estimate.

The results of SR Investment, Inc. and its controlled entities were included in the Group’s financial performance up to and including the year ended September 30, 2002. The assets and liabilities of SR Investment, Inc. and its controlled entities were included in the Group’s financial position up to and including the year ended September 30, 2002. SR Investment, Inc. contributed $98 million net profit to the Group in the 2002 year up to the date of sale. The net asset position at the date of sale was $2,267 million. The net cash outflow of SR Investment, Inc. in the 2002 year to the date of sale was $609 million, which is reflected in the Group’s cash flows.

Restructuring costs

During 2002, the Group recognised restructuring costs of $580 million resulting from the Positioning for Growth and other restructuring initiatives. The Positioning for Growth initiative comprised a fundamental reorganisation of the management and organisational structure of the Group at the time. The $580 million was comprised of termination benefits of $327 million, occupancy costs of $68 million, write-off of property, plant and equipment of $132 million (which included write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million) and other costs of $53 million.

Personnel costs of $327 million provided for and expensed in 2002 related to termination benefits for approximately 2,955 positions in management, support and customer-facing roles. In 2004, payments of $37 million (2003: $147 million, 2002: $101 million) were made in respect of 417 positions (2003: 1,317 positions, 2002: 859 positions) made redundant. The reduction in staff numbers occurred in both managerial and non-managerial positions.

The remaining provision for restructuring costs raised in 2002 relates to future payments for redundancies, occupancy and other costs. Final payments for redundancies and other costs will be made in the first half of the 2005 year, whilst future payments for occupancy costs will be made in periods corresponding with the relevant lease terms.

Income tax expense relating to ordinary activities

2004	$1,190	million
2003	$1,681	million
2002	$962	million

Income tax expense relating to ordinary activities of $1,190 million in 2004, was $491 million or 29.2% lower than 2003. The quantum of income tax expense is impacted by Wealth Management products and international activities, to which a wide range of tax rates are applied. The decision to elect to consolidate under the Australian tax consolidation regime resulted in a tax benefit of $150 million recognised in the 2004 year, due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management business. Further, income tax expense in 2004 was impacted by a tax benefit of $95 million relating to the sale of shareholdings in St George Bank Limited, AMP Limited and HHG PLC, and the decision not to book a tax benefit of $33 million on the interest expense relating to exchangeable capital units following the receipt of an Australian Taxation Office assessment.

Net profit by segment

Contribution to Group net profit attributable to members of the Company by operating segment

	2004	2003 (1)	2002 (1)
	$m	$m	$m
Financial Services Australia	1,749	1,868	1,572
Financial Services Europe	453	835	757
Financial Services New Zealand	305	310	242
Corporate & Institutional Banking	322	877	817
Wealth Management	370	174	120
Other	(22)	(109)	(135)
Net profit attributable to members of the Company	3,177	3,955	3,373

(1)  Net profit attributable to members of the Company by operating segment has been restated to reflect a change in business segments as described in note 3 of the financial report.

(Refer to note 3 in the financial report for detailed information by operating segment.)

2004 compared with 2003

Financial Services Australia

Financial Services Australia’s net profit decreased 6.4% to $1,749 million in 2004, from $1,868 million in 2003. Excluding the impact of significant expenses incurred during the 2004 year of $119 million (after tax) in relation to the write-down of application software and the charge to provide for doubtful debts, net profit remained flat. Details of this result (excluding significant items) are as follows.

Total revenue increased 1.4% to $5,545 million. Net interest income increased 0.9% to $3,552 million, reflecting higher lending income, primarily driven by housing growth and retail deposits. This has been almost entirely offset by a 33 basis point reduction in net interest margin to 2.81%, caused by the increased proportion of lower margin housing lending in the loan portfolio, higher wholesale funding costs and lower long-term term lending yields in a less favourable interest rate environment.

Non-interest income increased marginally by 2.2% to $1,993 million, driven by changes in accounting treatments of Wealth Management property rental recharges and fleet vehicle registration costs (both of which are offset by corresponding expense increases). Excluding these impacts, non-interest income was flat. Lending and transaction fee growth achieved during the year was offset by the Reserve Bank of Australia credit card interchange fee reforms effective October 31, 2003.

Total expenses increased 2.3% to $2,867 million. Total expenses in 2004 include $8 million of goodwill amortisation and a $204 million charge to provide for doubtful debts. Excluding these items, total expenses increased 6.1%. This increase was driven by higher advertising and marketing expenses partly associated with the 2006 Melbourne Commonwealth Games sponsorship, increase in technology costs arising from the sale and leaseback of voice and data equipment to obtain enhanced service delivery, as well as increased amortisation on major projects. The increase was also driven by an increase in regulatory expenses in relation to Basel II and International Financial Reporting Standards, higher occupancy costs reflecting increased market rentals, rising utility costs, and the cost of upgrading accommodation, as well as the unfavourable impact of the accounting changes offset in non-interest income (as discussed above). Personnel expenses were broadly flat, with annual salary increases offset by a superannuation contribution holiday in Australia reducing the Australian defined contribution superannuation expense and a reduction in performance-related remuneration.

The charge to provide for doubtful debts decreased from $298 million in 2003 to $204 million in 2004. This is primarily a result of a provision for a single large exposure recorded in 2003.

Financial Services Europe

Financial Services Europe’s net profit decreased 45.7% to $453 million in 2004, from $835 million in 2003. Excluding the impact of significant expenses incurred during the 2004 year of $83 million (after tax) in relation to the write-down of application software and the charge to provide for doubtful debts, net profit decreased 35.8% or 31.0% in local currency terms. Details of this result (excluding significant items) are as follows.

Total revenue decreased 9.0% to $2,970 million. Net interest income decreased 8.3%, or decreased 2.6% in local currency terms, to $2,133 million, primarily due to a decrease in net interest margin, partly offset by lending growth. Net interest margin declined 27 basis points to 4.03%, reflecting the change in product mix towards lower margin lending products. Lending growth was primarily in housing as a result of increased focus on mortgage lending and business variable rate term lending, while higher margin personal lending volumes declined.

Non-interest income decreased 10.8% or 5.0% in local currency terms, to $837 million, resulting from a reduction in account maintenance fees, overdraft fees, the outsourcing of the Merchant Acquiring business, lower levels of insurance commission income, and a reduction in credit card income due to lower customer numbers and card transaction volumes.

Total expenses increased 7.3% to $2,176 million. Total expenses in 2004 include $62 million of goodwill amortisation and a $224 million charge to provide for doubtful debts. Excluding these items, total expenses increased 9.9% or 16.3% in local currency terms. This was largely a result of higher defined benefit pension fund expenses, additional provisions for retiree medical expenses, and costs associated with integrated financial solutions centres, including personnel costs from the uplift in the number of customer-facing staff to support the growth strategy in the south of England. In addition, the increase reflects project expenditure on major programs, including investment in the front-end teller system and the integration of Clydesdale Bank and Yorkshire Bank, ongoing expenditure on regulatory projects, such as Basel II and International Financial Reporting Standards, as well higher occupancy costs due to increased property rentals, and growth in advertising costs in relation to branding and communication-related expenses.

The charge to provide for doubtful debts decreased from $247 million in 2003 to $224 million in 2004 and was mainly driven by a reduction in Business provisions.

On December 14, 2004, the Group entered into an agreement to sell its Irish businesses, Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S. Refer to page 87 of the ‘report on the directors and officers – events subsequent to balance date’ for further information.

Financial Services New Zealand

Financial Services New Zealand’s net profit decreased 1.6% to $305 million in 2004, from $310 million in 2003. Excluding the impact of significant expenses incurred during the 2004 year of $23 million (after tax) in relation to the write-down of application software and the charge to provide for doubtful debts, net profit increased 5.8% or 6.6% in local currency terms. Details of this result (excluding significant items) are as follows.

Total revenue increased 4.7% to $1,026 million. Net interest income increased 7.5% or 8.4% in local currency terms, to $700 million, reflecting strong volume growth in housing, business lending and retail deposits. This has been partly offset by a 13 basis point decrease in net interest margin to 2.58%, resulting from a change in product mix to lower margin fixed rate products in a low, but rising interest rate environment.

Non-interest income decreased 0.9% to $326 million, and remained flat in local currency terms. Growth from higher volumes and transaction levels have been offset by the impact of simplified fee structures and a trend by customers to move towards lower cost channels.

Total expenses increased 3.7% to $534 million. Total expenses in the 2004 year include $1 million of goodwill amortisation and a $17 million charge to provide for doubtful debts. Excluding these items, total expenses increased 4.7% or 5.5% in local currency terms. This was due to annual salary increases, higher pension expenses and higher regulatory costs.

The charge to provide for doubtful debts decreased from a $21 million charge in 2003 to $17 million in 2004. The lower charge is a result of favourable re-ratings of customers, partly offset by a higher specific provisioning resulting from a charge in relation to a large Agribusiness exposure in the 2004 year.

Corporate & Institutional Banking

Corporate & Institutional Banking decreased its contribution to net profit attributable to members of the Company by 63.3% to $322 million in 2004, from $877 million in 2003. Excluding the impact of the significant expenses incurred during the 2004 year of $296 million (after tax) in relation to the foreign currency option trading losses, write-down of application software and the charge to provide for doubtful debts, net profit decreased 29.5%. Details of this result (excluding significant items) are as follows.

Total revenue decreased 11.5% to $1,726 million. As a result of the unauthorised foreign currency option trading losses incident, income was impacted by the inability to offer a full suite of products, resulting in not only lower sales of currency options, but also reduced other income from other products as some customers utilised alternative providers to source their entire business needs. Risk and trading income was also impacted as the Market’s division reduced its risk profile in response to the Group’s revised risk management policy, which was issued following the currency options incident and the associated remedial actions.

Net interest income decreased 20.0% to $678 million, mainly due to a benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange markets. It was also impacted by the unauthorised foreign currency option trading losses incident, which impacted the broader performance of the Markets division (as discussed above), and the need to reverse prior year capitalised interest of $28 million on a large project finance exposure, which has been reclassified as a non-accrual loan.

Non-interest income decreased 4.9% to $1,048 million, as a result of the factors that impacted net interest income. In addition, the result also reflects reduced Specialised Finance income due to a slowdown in overall deal flow.

Total expenses increased 17.6% to $970 million. Total expenses in 2004 include a $112 million charge to provide for doubtful debts. Excluding this item, total expenses increased 13.6%. This result reflects strategies implemented to support client revenues, increased personnel costs as a result of higher employee numbers, increased investment in the control environment following the foreign currency option trading losses incident, increased rental costs, higher volume-related expenses and higher regulatory costs for Basel II and International Financial Reporting Standards.

The charge to provide for doubtful debts increased from $70 million in 2003 to $112 million in 2004. This higher charge reflects specific provisions taken on US project finance exposures and other exposures.

Wealth Management

Wealth Management increased its contribution to net profit attributable to members of the Company by $196 million to $370 million in 2004, from $174 million in 2003. Excluding the impact of significant expenses incurred during the 2004 year of $55 million (after tax) in relation to the write-down of application software, net profit increased to $425 million. Details of this result (excluding significant items) are as follows.

The result comprised $409 million of profit generated through operations (2003: $374 million), and a $16 million increase (after tax) in the excess of the net market value over the net assets of life insurance controlled entities (2003: was a decrease of $200 million).

The main factors impacting the profit generated through operations were:

•                  growth in investments profit resulting from growth in average funds under management driven by improved investment market conditions and strong Australian wholesale sales;

•                  growth in annual inforce premiums and favourable claims experience in the insurance sector;

•                  growth in the Private Bank sector reflecting strong lending growth in investment and housing;

•                  improved global equity market conditions increasing earnings generated on shareholders’ invested capital and retained profits;

offset by

•                  recognition of unfavourable adjustments from prior years; and

•                  strategic investment expenditure of $39 million (after tax), up $11 million on 2003, including operational and amortised capitalised expenditure in Australia and Europe. During the year, the roll out of an integrated advice platform to advisers was commenced.

The valuation of businesses held in the mark-to-market environment decreased by $124 million from $6,633 million at September 30, 2003 to $6,509 million at September 30, 2004. The decrease in value comprised $13 million from growth in shareholders’ net assets less $137 million ($16 million profit after tax) from other components, which are reported as the movement in the excess of net market value over net assets of life insurance controlled entities.

Contributing to the $137 million negative movement in the net market value of the life insurance controlled entities were the following:

•                  the effect of assumption and experience changes primarily comprising lower near-term sales for domestic Retail Investments business, reflecting the impact of slower recovery of retail funds flow from the recent market downturn and the closure of the MLC Platinum Global Fund to new MLC Investment Trust investors, partly offset by lower planned expenses in line with lower business volumes;

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the discounted cash flow); and

•                  the transfer of $63 million of franking credits to National Australia Bank Limited.

The after tax result of $16 million was positively impacted by:

•                  an income tax benefit of $150 million which arose from the decision to elect to consolidate under the Australian tax consolidation regime due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management business.

2003 compared with 2002

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

Total expenses decreased 1.9% to $2,803 million. During 2002, significant expenses of $261 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives. Total expenses in 2003, included $3 million of goodwill amortisation and a $298 million charge to provide for doubtful debts. Excluding these items, total expenses increased 2.1%. This was due to higher personnel expenses with the impact of enterprise bargaining agreements partly offset by lower staff numbers reflecting the implementation of productivity initiatives. Expenses were further impacted by higher software amortisation and costs associated with the continued roll out of customer relationship and loan processing technology.

Asset quality management remained a key focus during the 2003 year. The charge to provide for doubtful debts increased from $146 million in 2002 to $298 million in 2003, which was impacted by a large corporate exposure. The year saw a continued focus on credit quality and capital efficiency.

Financial Services Europe

Financial Services Europe increased net profit 10.3% to $835 million in 2003, from $757 million in 2002. Excluding the impact of the significant expenses incurred during 2002 of $117 million (after tax), net profit decreased 4.5%. Details of the movement in net profit are as follows.

Total revenue decreased 4.4% to $3,265 million. Net interest income decreased 3.1% to $2,327 million, but increased in local currency terms due to growth in lending, particularly mortgage and business lending. Net interest margin declined slightly reflecting falling interest rates on retail deposits, together with a change in product mix resulting from the growth in mortgage lending and the focus on selective business lending to enhance the portfolio asset quality.

Non-interest income decreased 7.4% to $938 million, driven by lower income from sales of creditor insurance, lower account fee income and the outsourcing of the merchant acquiring business, partly offset by increased lending fee income.

Total expenses decreased 11.1% to $2,028 million. During 2002 significant expenses of $166 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives. Total expenses in 2003 included $62 million of goodwill amortisation and a $247 million charge to provide for doubtful debts. Excluding these items, total expenses increased 2.3%. This was largely a result of higher pension expenses, higher personnel costs due to annual salary reviews offset by reductions in staff numbers, higher investment in core infrastructure such as the teller system and higher costs associated with compliance activities including Financial Services Authority mortgage regulation and the write-off European monetary union development costs.

The charge to provide for doubtful debts decreased from $373 million in 2002 to $247 million in 2003. Asset quality management remained a key priority during the year and improved, with higher security coverage and a lower risk profile. In addition, during 2003 the book value of the largest non-accrual loan was repaid and a large previously written-off debt was recovered.

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

Total expenses increased 11.7% to $515 million. During 2002 significant expenses of $20 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives. Total expenses in the 2003 year include $1 million of goodwill amortisation and a $21 million charge to provide for doubtful debts. Excluding these items, total expenses increased 11.0%, or 3.4% in local currency terms. This was due to higher personnel expenses from the renegotiation of standard terms of employment, whilst all other expenses remained flat.

The charge to provide for doubtful debts increased from $5 million credit in 2002 to a charge of $21 million in 2003. The higher charge is a result of higher commodity prices and export conditions adversely impacting Agribusiness lending. Further, the 2002 charge was impacted by a statistical provisioning write-back adjustment.

Corporate & Institutional Banking

Corporate & Institutional Banking increased its contribution to net profit attributable to members of the Company by 7.3% to $877 million in 2003, from $817 million in 2002. Excluding the impact of the significant expenses incurred during 2002 of $31 million (after tax), it increased 3.4%. Details of the increase in net profit attributable to members of the Company are as follows.

Total revenue decreased marginally by 2.0% to $1,950 million, as a result of a more challenging environment and the focus on building strong relationships with customers. The split of income between net interest income and non-interest income can vary considerably in the wholesale market, depending on market activity and environmental conditions. This was particularly evident in the 2003 year’s results.

Net interest income decreased 22.1% to $848 million, mainly due to flat yield curves and the stabilisation of interest rates which has reduced the Markets unit’s net interest income from funding and liquidity management activities, slightly offset by the growth in securities under reverse repurchase agreements.

Non-interest income increased 22.2% to $1,102 million, reflecting growth from specialised finance, debt markets, trading income and corporate banking.

Total expenses decreased 15.5% to $825 million. During 2002 significant expenses of $42 million were incurred relating to Positioning for Growth restructuring and efficiency initiatives. Total expenses in 2003 included a $70 million charge to provide for doubtful debts. Excluding these items, total expenses decreased 0.9%. This primarily reflected the impact of cost containment initiatives.

The quality of the loan portfolio across all regions remains high, with approximately 91.4% of credit exposures equivalent to investment grade or above. The charge to provide for doubtful debts decreased from $172 million in 2002 to $70 million in 2003. This was due to 2002 including a number of large corporate exposures.

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

The main factors impacting the 2003 profit generated through operations were:

•                  growth in insurance business volumes;

•                  reversal of capitalised losses due to favourable expense experience;

•                  growth in the contribution of the Private Bank as a result of strong lending and deposit volumes;

•                  significant improvement in global equity market conditions particularly in the six months to September 30, 2003, which increased earnings generated on shareholders’ invested capital and retained earnings;

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

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll-forward of the discounted cash flow).

Contribution to Group net profit by major geographic area

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Australia
Australia (excluding Wealth Management) (1)	1,714	2,099	1,798	3,264	1,406
Wealth Management	365	127	73	666	241
Deduct: Amortisation of goodwill	(1)	(3)	(8)	(1)	(1)
	2,078	2,223	1,863	3,929	1,646
Europe
Clydesdale and Yorkshire Banks	442	745	733	819	708
Northern and National Irish Banks	129	224	191	200	174
Other (2)	15	105	89	4	(16)
Deduct: Amortisation of goodwill	(62)	(62)	(62)	(62)	(62)
	524	1,012	951	961	804
New Zealand
Bank of New Zealand	415	494	433	348	311
Other (3)	(25)	(36)	(29)	(35)	(30)
Deduct: Amortisation of goodwill	(40)	(33)	(31)	(31)	(31)
	350	425	373	282	250
United States
Michigan National Corporation	—	—	—	156	291
SR Investment, Inc.	—	—	98	(3,438)	141
Other (4)	157	213	31	191	161
Deduct: Amortisation of goodwill	—	—	—	(73)	(103)
	157	213	129	(3,164)	490
Asia

Asian branches	21	36	44	71	39
Other (5)	47	46	13	4	10
	68	82	57	75	49
Net profit attributable to members of the Company	3,177	3,955	3,373	2,083	3,239

(1)       Australia (excluding Wealth Management) included the net profit on sale of Michigan National Corporation and its controlled entities of $1,681 million in 2001.

(2)       Europe Other includes National Wealth Management Europe Holdings Limited, National Australia Group Europe Limited, the London branch of the Company, NAB Investment Limited and NAB Finance (Ireland) Limited.

(3)       New Zealand Other includes National Australia Group (NZ) Limited and National Wealth Management New Zealand Holdings Limited.

(4)       United States Other includes the New York branch of the Company, National Australia Funding (Delaware), Inc. and National America Investment, Inc.

(5)       Asia Other includes Nautilus Insurance Pte Limited, National Australia Capital Markets (Japan) Co., Limited, National Australia Finance (Asia) Limited, Hong Kong MLC Holdings Limited, PT MLC Life Indonesia and Advance MLC Assurance Co. Limited.

Australia

Australia’s net profit attributable to members of the Company decreased by 6.5% to $2,078 million from $2,223 million in 2003 and $1,863 million in 2002. Excluding net significant expenses (after tax) of $194 million in relation to the foreign currency option trading losses, the write-down of application software, the charge to provide for doubtful debts, the profit on the sale of strategic shareholdings, and the profit on the selling-related costs provision in relation to HomeSide US, net profit increased by 2.2%, primarily due to the improvement in the net movement in the excess of net market value over net assets of life insurance controlled entities (after tax) relating to Wealth Management.  Details of this result (excluding significant items) are as follows.

Australia (excluding Wealth Management)

The net profit of Australia (excluding Wealth Management and before goodwill amortisation) decreased 18.3% to $1,714 million from $2,099 million in 2003 and $1,798 million in 2002.  Excluding current year net significant expenses (as discussed above) of $180 million (after tax), net profit of $1,894 million decreased 9.8% from the prior year.

Net interest income increased by 0.8% to $3,822 million, reflecting an increase in income from lending (primarily driven by housing growth) and retail deposits, which has almost entirely been offset by net interest margin contraction.  It has also been impacted by the need to reverse prior year capitalised interest of $28 million on a large project finance exposure, which has been reclassified as a non-accrual loan.

Total expenses (before the charge to provide for doubtful debts) increased as a result of higher advertising and marketing expenses associated with the 2006 Melbourne Commonwealth Games sponsorship, increase in technology costs, increase in regulatory expenses in relation to Basel II and International Financial Reporting Standards, and increased investment in the control environment following the foreign currency option trading losses incident.  This has been partly offset by the favourable impacts of a superannuation contribution holiday reducing the Australian defined contribution superannuation expense during the year and a reduction in performance-related remuneration.

The charge to provide for doubtful debts (excluding significant charge) decreased by $77 million or 24.0%.  The 2003 charge was unfavourably impacted by a small number of large corporate exposures in Financial Services Australia and Corporate & Institutional Banking, which were not experienced in 2004.  However, the charge during the 2004 year was unfavourably impacted by volume-related increases.

Wealth Management

Net profit attributable to members of the Company for Wealth Management Australia increased $238 million to $365 million in 2004, from $127 million in 2003.  Excluding the impact of significant expenses incurred during the 2004 year of $14 million (after tax) in relation to the write-down of application software, the result comprised $363 million of profit generated through operations (2003: $327 million), and a $16 million net movement in the excess of net market value over the net assets of life insurance controlled entities, after tax (2003: negative $200 million).

Factors supporting the profit generated through operations result include:

•                  the improved global equity market conditions increasing earnings generated on shareholders’ invested capital and retained profits;

•                  higher fee income resulting from higher funds under management;

•                  growth in group and personal insurance;

•                  growth in the Private Bank due to an increase in investment and housing lending; and

•                  offset by the recognition of unfavourable adjustments from prior years.

For a discussion of the $16 million (after tax) increase in the excess of net market value over net assets of life insurance controlled entities, refer to page 28.

Europe

Europe’s net profit decreased by $488 million or 48.2% in the year to $524 million from $1,012 million in 2003 and $951 million in 2002. Excluding the impact of significant expenses incurred during the year of $137 million (after tax) in relation to the write-down of application software and the charge to provide for doubtful debts, net profit decreased 34.7%.  Details of this result (excluding significant items) are as follows.

Clydesdale and Yorkshire Banks

Clydesdale and Yorkshire Banks contributed a net profit (before goodwill amortisation) of $442 million, a decrease of 40.7% from the prior year.

Net interest income declined by $194 million or 10.4%. The decline reflects margin contraction over the year primarily due to the impact of a change in product mix towards lower margin lending products. Lower margins were partly offset by volume growth, mainly driven from increased business lending and an increased focus on mortgage lending leading to strong growth in the mortgage portfolio.  Non-interest income decreased by 10.1% due to the outsourcing of the Merchant Acquiring business and lower levels of account maintenance fees, unauthorised overdraft charges, insurance commission and cards income.

Total expenses (excluding the charge to provide for doubtful debts) increased $156 million or 12.3%. The increase was mainly the result of higher defined benefit pension expenses, increased project spend on regulatory and investment programs and an increase in costs associated with the integrated financial solution centres.  Additional provisions were also raised over the year and impacted expense growth.  The charge to provide for doubtful debts (excluding significant charge) decreased $43 million or 17.2%, mainly driven by reductions in Business provisions.

Northern and National Irish Banks

Northern and National Irish Banks contributed a net profit of $129 million, a decrease of $95 million or 42.4% from the prior year.

Net interest income declined by $25 million.  Despite increased volume growth from mortgages and business lending, a change in mix towards lower margin products resulted in reduced income over the year.  Non-interest income decreased by 11.1% primarily reflecting lower account maintenance fees and unauthorised fees.

Total expenses (excluding the charge to provide for doubtful debts) increased $60 million or 14.0%.  The increase mainly reflects higher defined benefit pension expenses, increased spend on regulatory and investment programs and additional provisions raised over the year.  The charge to provide for doubtful debts (excluding significant charge) increased by $18 million, as the prior year charge included the favourable impact of a review of the portfolio.

On December 14, 2004, the Group entered into an agreement to sell its Irish businesses, Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S.  Refer to page 87 of the ‘report on the directors and officers – events subsequent to balance date’ for further information.

New Zealand

New Zealand’s net profit decreased 17.6% in the year to $350 million from $425 million in 2003 and $373 million in 2002.  Excluding the impact of significant expenses incurred during the 2004 year of $46 million (after tax) in relation to the write-down of application software and the charge to provide for doubtful debts, net profit decreased 6.8%.

The New Zealand operations of Bank of New Zealand contributed net profit (before goodwill amortisation) of $415 million, a decrease of 16.0% from the prior year.  Excluding the impact of significant expenses (as discussed above), net profit decreased 6.7%.

Net interest income grew $24.5 million or 3.0% as a result of sound growth in lending (particularly housing) and retail deposit volumes, partly offset by a decline in the net interest margin, reflecting a move towards fixed rate products in a low, but rising interest rate environment.

Total expenses (excluding significant expenses) increased 8.2%, primarily reflecting the impact of the higher personnel expenses as a result of annual salary increases, higher pension expenses and an increase in project expenditure on regulatory projects.  The charge to provide for doubtful debts (excluding significant charge) increased by $9 million to a charge of $20 million in 2004.  The increase has primarily resulted from a charge in relation to a large Agribusiness exposure in the 2004 year.

United States

The United States contributed a net profit of $157 million compared to $213 million in 2003 and $129 million in 2002.  Excluding the impact of significant expenses incurred during the 2004 year of $4 million (after tax) in relation to the charge to provide for doubtful debts, net profit decreased by $52 million.

The decrease in net profit is primarily a result of a decreased contribution from Corporate & Institutional Banking.  This mainly reflects low US interest rates, as well as the benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange markets.  It was also impacted by the unauthorised foreign currency option trading losses incident, which impacted the broader performance of the Markets division.  This is partly offset by the decrease in the charge to provide for doubtful debts (excluding significant items) as a result of the inclusion of a major provisioning charge in 2003 for a large corporate exposure.

Asia

Asia’s net profit attributable to members of the Company decreased 17.1% in the year to $68 million from $82 million in 2003 and $57 million in 2002. Excluding the impact of significant expenses incurred during the 2004 year of $2 million (after tax) in relation to the charge to provide for doubtful debts, net profit decreased by 14.6%.

The decrease in net profit is primarily a result of a decreased contribution from Corporate & Institutional Banking.  This mainly reflects the charge to provide for doubtful debts, which increased by $11 million to $1 million in 2004 compared with a credit of $10 million in 2003.  The low charge in 2003 reflected the favourable impact of a review of the portfolio.  The decrease also reflects a reduction in income from the Markets division of Corporate & Institutional Banking.

Employees

The following tables summarise the Group’s staffing position as at September 30:

	2004	2003	2002 (1)
	Number	Number	Number
By region
Australia	24,567	23,880	24,294
Europe	13,324	13,104	13,542
New Zealand	4,766	4,688	4,560
United States	141	136	165
Asia	719	732	641
Total full-time equivalents (3)	43,517	42,540	43,202

	2004	2003 (2)	2002 (1)(2)
	Number	Number	Number
By line of business
Financial Services Australia	17,514	17,233	17,928
Financial Services Europe	11,765	11,411	11,707
Financial Services New Zealand	4,324	4,257	4,277
Corporate & Institutional Banking	2,832	2,624	2,576
Wealth Management	6,048	6,174	6,105
Other (4)	1,034	841	609
Total full-time equivalents (3)	43,517	42,540	43,202

(1)       Includes full-time equivalent employees for SR Investment, Inc. (the parent entity of HomeSide US) of 38 at September 30, 2002.

(2)       Divisional full-time equivalent employees (FTEs) in relation to 2003 and 2002 have been restated as described in note 3 in the financial report.

(3)       FTEs includes part-time (pro-rated) and non-payroll FTEs (ie. contractors).

(4)       Includes Corporate Centre functions.

The Group’s full-time equivalent (FTE) employee numbers increased by 977 or 2.3% from 42,540 at September 30, 2003 to 43,517 at September 30, 2004.  This compares to a 1.5% decrease from 2002 to 2003.  The 2004 increase is largely due to an increase in employees on major projects, including Basel II Capital Accord, International Financial Reporting Standards, compliance and technology projects, growth in customer-facing staff in Australia and the impact of the Group’s growth strategy in Europe, partly offset by a reduction in staff as a result of redundancies (refer to note 5(a) in the financial report).

In Australia, there was a net increase in employee numbers of 687 in 2004, following a decrease of 414 in the previous year.  The 2004 increase reflects growth in customer-facing staff (following reductions in the prior year), more staff to support the roll out of Wealth Management’s integrated advice platform to advisers, increases to support large compliance projects such as Basel II Capital Accord and International Financial Reporting Standards, and more staff to address APRA’s remedial actions following the foreign currency options trading losses.

In Europe, employees increased by 220 in 2004, having decreased by 438 in the previous year.  The net increase in employees in 2004 primarily resulted from the European growth strategy, in particular the establishment of a network of Financial Solutions Centres, and additional staff required in relation to regulatory and compliance projects.

In New Zealand, employees increased by 78 in 2004, having increased by 128 in the previous year.  This is due to more technology staff driven by project work and an increase in staff in the customer contact centre.  In the United States, employees increased by 5 in 2004, having decreased by 29 in the previous year.  In Asia, employees decreased by 13 in 2004, having increased by 91 in the previous year.

In August 2004, a statement of Corporate Principles was sent to all employees globally.  The principles will become the over-arching ‘way we do things’ and defines the behaviours expected of all employees.  One of the behaviours states that ‘we actively promote the health and wellbeing of our employees with a balance between personal and work life’.  During the year, a new global occupational, health and safety strategy was developed.  The strategy is aimed to renew the focus on a risk management approach to prevent injury and illness in the workplace.

In Australia, approximately 43% of employees are members of the Finance Sector Union.  In New Zealand, approximately 30% of employees are members of FinSec.  In Europe, 50% to 60% are members of Irish Bank Official’s Association and UNIFI.  The Group has continued to work constructively with the global unions, recognising both the unions and their members as key stakeholders in the organisation.  During 2004, the Group hosted a Global Unions conference during which a set of principles were agreed to highlight the strength of engagement with unions and the dedication of both parties to constructive and consultative processes.

The Group has a number of industrial instruments including collective agreements that are negotiated or renewed regularly with the relevant trade unions globally.  In Australia, two agreements are due to expire in the 2005 calendar year.  The Enterprise Bargaining Agreement expires in October 2005 and the Wealth Management Enterprise Development Agreement expires in December 2005.  Additionally, the Bank of New Zealand has two collective agreements covering the branch network and contact centres which will expire on October 31 each year, with negotiations commencing during the months of September and October.  Three separate pay negotiations occur annually during October and November in the UK.  No pay negotiations occur for National Irish Bank, as the National Wage Agreement determines pay.

Assets and equity

Year-end total assets increased to $411.3 billion from $397.5 billion at September 30, 2003 and $377.4 billion at September 30, 2002.  Excluding the impact of exchange rate movements, total assets (in Australian dollar terms) grew $9.6 billion or 2.4% during 2004 (2003: $48.3 billion or 13.8%, excluding the impact of the sale of SR Investment, Inc.), primarily reflecting continued growth in lending.  This reflects the following:

•                  in Australia, total assets grew by $12.7 billion to $256.5 billion (2003: $30.3 billion to $243.7 billion) with gross loans and advances increasing by 9.0% to $148.4 billion (2003: 16.5% to $136.1 billion).  As for the 2003 year, the major contributor to this increase was housing loans, which grew by 9.9% to $91.3 billion (2003: 21.3% to $83.0 billion), buoyed by a continuing low interest rate environment.  Investments relating to life insurance business increased by $5.2 billion (2003: $4.9 billion); however, this is largely offset by an increase in life insurance policy liabilities;

•                  in Australian dollar terms, total assets in Europe increased by 0.2% to $104.1 billion during 2004 (2003: decrease of 3.1% to $103.9 billion).  Excluding the effect of exchange rate movements, total assets in Europe decreased by 2.1% (2003: increase of 12.1%).  This was impacted by a $6.7 billion decline in due from other financial institutions reflecting a reduction in reverse repurchase agreements, and a $3.6 billion reduction in the fair value of trading derivatives (although the net position in Europe is largely unchanged).  These reductions were partly offset by an 8.9% or $5.3 billion increase in net loans and advances, driven by continued growth in housing lending and an increase in business lending.  The increase in 2003 was driven by growth in Corporate & Institutional Banking lending as well as solid housing lending growth;

•                  in Australian dollar terms, total assets in New Zealand increased by 13.0% to $36.8 billion in 2004 (2003: 7.4% to $32.6 billion).  Excluding the effect of exchange rate movements, total assets in New Zealand increased by 5.5% (2003: 6.2%), buoyed by continued strong retail lending growth, particularly in relation to housing lending, up 17.9% (2003: 17.9%) and growth in other term lending;

•                  in Australian dollar terms, total assets in the United States decreased by 18.0% to $6.8 billion in 2004 (2003: 37.8% to $8.3 billion, excluding the impact of the sale of SR Investment, Inc.).  Excluding the effect of exchange rate movements, total assets in the United States fell by 13.9% (2003: 22.2%, excluding the impact of the sale of SR Investment, Inc.), reflecting reduced activity in Corporate & Institutional Banking; and

•                  in Australian dollar terms, total assets in Asia decreased by 21.1% to $7.1 billion in 2004 (2003: flat at $9.0 billion).  Excluding the effect of exchange rate movements, total assets in Asia decreased 17.6% (2003: increase of 17.5%), reflecting a reduction in activity in Corporate & Institutional Banking, following an increase in activity in 2003.

Year-end total equity increased to $29.8 billion from $27.2 billion at September 30, 2003 and $23.3 billion at September 30, 2002.  Total parent entity interest in equity increased $1.5 billion to $25.9 billion during 2004 (2003: $1.2 billion to $24.4 billion).  This reflects an increase in contributed equity of $0.5 billion to $10.2 billion (2003: decrease of $0.2 billion to $9.7 billion), reflecting ordinary share issues and dividend reinvestment of $1.4 billion (2003: $0.4 billion), including the underwriting of the dividend reinvestment plan, partially offset by $0.7 billion on the buy-back of preference shares and the impact of the $0.2 billion on-market ordinary share buy-back (2003: $1.6 billion).  In addition, reserves increased by $0.3 billion to $1.2 billion (2003: decrease of $1.2 billion to $0.9 billion), primarily reflecting positive movements in the foreign currency translation reserve, following negative movements in 2003.  Retained profits have increased $0.7 billion to $14.5 billion (2003: $2.6 billion to $13.8 billion).  Further, outside equity interest has increased $1.1 billion (2003: $2.7 billion) following consolidation of the registered schemes of the Group’s life insurance statutory funds.

Assets and equity adjusted to accord with US GAAP

Year-end total assets calculated in accordance with US GAAP increased to $418.1 billion in 2004 after an increase to $398.9 billion at September 30, 2003.  In US dollar terms, year-end total assets increased by US$31.7 billion, or 11.7%, from US$271.1 billion in 2003 to US$302.8 billion in 2004 (2003: increase of US$64.6 billion, or 31.3%, from US$206.5 billion in 2002).  The increase in total assets in 2004 and 2003 is mainly attributable to the factors outlined above.  In 2004, total equity under US GAAP reported in Australian dollars increased 3.8% to $24.8 billion (2003: flat at $23.9 billion), primarily reflecting the factors outlined above.  (Refer to note 56 in the financial report for a detailed reconciliation of total assets and total equity according to US GAAP.)

Return on average equity

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Weighted average equity (1)	21,341	20,579	21,104	20,685	17,540
Return on average equity (%) (1)(2)	14.0	18.3	15.1	9.0	17.3
Return (before significant items) on average equity (%) (1)(2)	15.8	18.3	17.0	18.6	18.1

(1)       Based on average ordinary shareholder funds.

(2)       Based on amounts attributable to ordinary shareholders.

Profitability is measured by return on average equity, which decreased to 14.0% in 2004 from 18.3% in 2003 and 15.1% in 2002.  Excluding the impact of significant items, return on average equity decreased to 15.8% in 2004 from 18.3% in 2003 and 17.0% in 2002.  This has been impacted by a deterioration in underlying operating performance in major areas of the business, including Australia, Europe and Corporate & Institutional Banking.   Weighted average equity increased by 3.7%, primarily due to the increase in average retained profits.

Earnings and dividends per share

	2004	2003	2002	2001	2000
	Cents	Cents	Cents	Cents	Cents
Earnings per share
Basic	197.3	248.8	205.7	121.5	202.3
Diluted (1)	196.1	243.6	202.5	122.8	199.1
Earnings per share before significant items
Basic	222.7	248.8	231.9	247.4	211.3
Diluted (1)	220.4	243.6	227.4	243.2	207.7
Cash earnings per share
Basic	203.1	268.5	222.0	110.7	205.7
Diluted (1)	201.7	262.3	218.2	112.4	202.0
Cash earnings per share before significant items
Basic	228.5	268.5	248.2	236.6	214.8
Diluted (1)	226.0	262.3	243.0	233.0	211.0
Dividends per share	166.0	163.0	147.0	135.0	123.0

(1)       Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of performance options, potential conversion of exchangeable capital units, performance rights and partly paid ordinary shares, as set out in note 8 in the financial report.

Management use growth in diluted cash earnings per share as a key indicator of performance.  Cash earnings is a key performance measure and financial target used by the Group.  Refer to ‘non-GAAP financial measures’ for a more detailed discussion on page 69.  Diluted cash earnings per share takes full account of the impact of the exchangeable capital units and provides a consistent basis for year on year comparison moving forward.  The potential conversion of exchangeable capital units has a dilutive impact on earnings per share, which varies from year to year depending on conversion.

Diluted earnings per share decreased 19.5% in 2004 to 196.1 cents, from 243.6 cents in 2003 and 202.5 cents in 2002.  Excluding the impact of significant items, diluted earnings per share decreased 9.5% for 2004 to 220.4 cents, from 243.6 cents in 2003 and 227.4 cents in 2002.

Diluted cash earnings per share decreased 23.1% in 2004 to 201.7 cents, from 262.3 cents in 2003 and 218.2 cents in 2002.  Excluding the impact of significant items, diluted cash earnings per share decreased 13.8% in 2004 to 226.0 cents, from 262.3 cents in 2003 and 243.0 cents in 2002.  The decrease in diluted cash earnings per share before significant items reflects a deterioration in underlying operating performance in major areas of the business, including Australia, Europe and Corporate & Institutional Banking.

An interim dividend of 83 cents per fully paid ordinary share was paid during the year ended September 30, 2004, compared to an interim dividend of 80 and 72 cents per share in 2003 and 2002 respectively.  The final dividend declared from the 2004 profit was 83 cents per share, which remained consistent with the 2003 final dividend.  The 2004 final dividend was paid on December 8, 2004.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividends will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.   The dividend payout ratio for 2004 was equivalent to 72.1% of after-tax cash earnings (before significant items).  In addition, the payment of dividends is subject to the restrictions described in note 7 in the financial report.

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

Shareholder value

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital, then value is being created for shareholders.  The first three year EVA® cycle concluded on September 30, 2003.  Subsequently, with effect from October 1, 2003, the Group simplified the EVA® calculation methodology, such that it is now comparable to the Group’s banking peers and aligned more closely with cash earnings and ordinary shareholders funds.   The new methodology has been applied to the 2003 results for comparative purposes.  Refer to ‘non-GAAP financial measures’ on page 69 for a further discussion on EVA® and the new methodology.

EVA®’s net operating profit after tax (NOPAT) is based on cash earnings before significant items, and includes the calculated benefit of imputation credits earned by paying Australian tax.  EVA®’s capital charge is currently based on an 11.0% per annum cost of capital, applied to average economic capital that is based on ordinary shareholders funds.  In 2004, EVA® NOPAT declined by 12.3% and the capital charge increased 2.1% compared to the 2003 year.  The decline in EVA® over the prior year was $642 million or 28.4%.

EVA® is a registered trademark of Stern Stewart & Co.

Current methodology

	2004	2003
	$m	$m
EVA® net operating profit after tax (1)	4,200	4,790
Deduct: Capital charge	(2,583)	(2,531)
EVA®	1,617	2,259
Cost of capital (%) (2)	11.0	11.5

Previous methodology

	2003	2002	2001	2000
	$m	$m	$m	$m
EVA® net operating profit after tax (1)	4,524	4,157	3,881	3,680
Deduct: Capital charge (2)	(2,856)	(2,873)	(2,752)	(2,301)
EVA®	1,668	1,284	1,129	1,379
Cost of capital (%) (2)	11.5	11.5	11.5	11.4

(1)       Refer to ‘reconciliations of non-GAAP measures’ on page 6, for reconciliation.

(2)       The change in cost of capital from 11.5% per annum to 11.0% per annum took effect from April 1, 2004.

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

The Group’s banking entities comply with the regulatory liquidity requirements of the banking regulators in Australia, the UK, the Republic of Ireland, New Zealand, the United States, Singapore, Hong Kong, Korea and Japan as required.  Wealth Management also complies with the regulatory liquidity requirements of its Australian Financial Services Licences.  Liquidity within the Group is also managed in accordance with policies approved by the Board, with oversight from regional and Group Asset and Liability Management Committees (refer to ‘liquidity and funding’ under ‘risk management’ on page 61 for a detailed discussion).

The principal sources of liquidity for the Group are:

•                  trading and available for sale securities;

•                  interest received from customer loans;

•                  customer deposits;

•                  life insurance premiums;

•                  proceeds from commercial paper, certificates of deposit, bonds, notes and subordinated debt issues;

•                  fee income; and

•                  interest and dividends from investments.

The Group’s primary source of funding is from customer deposits – either on-demand and short-term deposits, and term deposits and bank issued certificates of deposit.  Of total liabilities at September 30, 2004 of $381.5 billion, funding from customer deposits and certificates of deposit amounted to $199.4 billion (52.3%).  Although a substantial portion of customer accounts are contractually repayable within one year, on-demand, or at short-notice, customer deposit balances have traditionally provided a stable source of core long-term funding for the Group.

Deposits taken from the inter-bank market of $42.0 billion as at September 30, 2004 supplement the Group’s customer deposits.  The Group also accesses the domestic and international debt capital markets under its various funding programs.  As at September 30, 2004, the Group had on issue $32.6 billion of term debt securities (bonds, notes and subordinated debt) and the following funding programs available to fund the Group’s general banking businesses:

Short-term funding programs:

•                  US commercial paper program;

•                  Global commercial paper and certificate of deposit program; and

•                  Bank of New Zealand (BNZ) global commercial paper and certificate of deposit program; and

Long-term funding programs:

•                  Euro medium-term note (MTN) program;

•                  BNZ domestic bond program;

•                  Yen shelf;

•                  Australian debt issuance program;

•                  US MTN program; and

•                  US medium-term deposit notes program (New York branch).

At September 30, 2004, the Company’s credit ratings were as follows:

	Short-term debt	Senior long-term debt
Standard & Poor’s Corporation	A-1+	AA-
Fitch, Inc.	F1+	AA
Moody’s Investors Service, Inc.	P-1	Aa3

On March 12, 2004, Standards & Poor’s Ratings Service lowered its long-term counterparty credit rating on the Company and related entities from AA to AA-.  Moody’s Investors Services and Fitch Ratings both have reaffirmed their ratings at Aa3 and AA respectively.  Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

The ability to sell assets quickly is an important source of liquidity for the Group.  The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.  As at September 30, 2004, the Group held $24.2 billion of trading securities and $4.6 billion of available for sale securities.  In addition, the Group held $247.8 billion of net loans and advances to customers, of which $83.0 billion is due to mature within one year – although a proportion of these maturing customer loans will be extended in the normal course of business.

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

The following table sets out the amounts and maturities of the Group’s long-term contractual cash obligations at September 30, 2004:

	Payments due by period
	Less than 1 year	1 to 3 year(s)	3 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Long-term debt – dated	4,673	8,734	10,844	8,329	32,580
Other debt issues – undated	—	—	—	1,612	1,612
Operating leases	370	535	313	1,014	2,232
Total contractual cash obligations	5,043	9,269	11,157	10,955	36,424

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities, including life insurance policy liabilities.

The following table sets out the amounts and maturities of the Group’s contingent liabilities and other commercial commitments at September 30, 2004:

	Amount of commitment expiration per period
	Less than 1 year	1 to 3 year(s)	3 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	4,063	143	34	1	4,241
Letters of credit	5,187	1,025	1,173	20	7,405
Performance-related contingencies	2,508	94	34	1	2,637
Other contingent liabilities	114	—	—	—	114
Other commercial commitments
Other binding credit commitments (1)	56,836	13,227	2,284	4,437	76,784
Investment commitments (2)	554	—	—	—	554
Total commercial commitments	69,262	14,489	3,525	4,459	91,735

(1)       Credit-related commitments arise from contracts entered into in the normal course of business generally relating to financing needs of customers (refer to note 44 in the financial report).

(2)       In the normal course of business of the Group’s life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

Refer to note 44 in the financial report for further discussion of ‘contingent liabilities and credit commitments’.

Special purpose entities

Special purpose entities (SPEs) are entities that are typically set up for a specific, limited purpose and generally would not enter into an operating activity or have any employees.

The primary purposes of SPEs relating to the Group are to:

•                  obtain an alternative form of funding by the securitisation of certain Group assets;

•                  assist customers to securitise their assets;

•                  provide diversified funding sources to customers; and

•                  tailor new products to satisfy customers’ funding requirements.

The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors.  The repayment of these securities is determined by the performance of the assets acquired by the SPE.  These entities form an integral part of many financial markets.

The Group generally does not hold any material interest in the SPEs that it sponsors or sets up, but may provide arm’s length services to the SPEs.  The Group may provide standby liquidity facilities to SPEs.  Exposures that relate to such facilities are included within contingent liabilities and credit-related commitments (refer to note 44 in the financial report).  Generally, an SPE may only make a drawing under a standby liquidity facility in certain limited circumstances such as ‘market circumstances’ (where commercial paper is unable to be issued at an economic rate on a maturity date).  Standby liquidity facilities are not available to be drawn where an obligor defaults in respect of assets held by an SPE.  If such an event occurs, the commitment in respect of the liquidity facility is reduced to the extent of the amount in default.

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

Further, Urgent Issues Group Abstract 28 “Consolidation – Special Purpose Entities” provides additional guidance as to some of the factors that would indicate control relating to the activities, decision making powers, risks and benefits of an SPE that would generally require the SPE to be consolidated.

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

Asset securitisation

The Group makes limited use of asset securitisation arrangements.  SPEs for securitisation are created when the Group has a financial asset (eg. a residential mortgage loan portfolio), which it sells to an SPE.  The SPE in turn sells interests in the asset as securities to investors.  This type of securitisation program benefits the Group by providing an alternative source of funding and enables the Group to monetise long-term assets which positively impacts the Group’s regulatory capital requirements and reduces the Group’s credit exposure.

The Group does not recognise the assets and liabilities of these SPEs and they are not reported on the Group’s statement of financial position at September 30, 2004.  This is because the risks and rewards of the assets in the SPEs no longer lie with the Group (ie. the Group no longer retains any significant exposure to the returns on these assets).  Further, the Group does not retain control over the financial or operational decision making of these SPEs.

During the year ended September 30, 2004, the Company securitised Australian residential mortgage loans amounting to $2,483 million.  The Company previously securitised Australian residential mortgage loans amounting to $1,924 million during the year ended September 30, 2001.  Outstanding securitised loans of these programs totalled $2,788 million as at September 30, 2004 (2003: $585 million).  The securities issued pursuant to the securitisation programs do not represent liabilities of the Company or the Group.  Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arm’s length services and facilities.  The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities.  The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support.  The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances.  The Company has transacted with the SPEs on an arm’s length basis to act as servicer in relation to the loans and to provide the SPEs with fixed and basis swaps and limited redraw and liquidity facilities.  (Refer to notes 1 and 16 in the financial report for additional information).

Multi-seller securitisation conduits

The Group manages two multi-seller securitisation conduits, Titan Securitisation Limited (Titan) and Quasar Securitisation Limited (Quasar).  These conduits provide off-balance sheet funding for the Group’s corporate customers.  This type of securitisation program has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to the Group’s customers.  These securitisation conduits use SPEs to provide access to funding via the asset-backed commercial paper and medium term note (MTN) investor markets.

These securitisation arrangements generally involve the sale of financial assets by customers to SPEs, which then issue commercial paper or MTNs to fund the purchases.  The assets acquired by the conduits, which totalled $2,510 million at September 30, 2004, included debt securities, mortgages, lease receivables, commodity receivables and loans.  These financial assets do not represent assets of the Group and are not reported on the Group’s statement of financial position at September 30, 2004.  Certain administrative activities and the provision of liquidity and credit facilities to the programs are performed by the Group under arm’s length contracts that it or the conduits’ independent board of directors can terminate.  Fees received by the Group for performing these services are recorded as fees and commission income when earned.

Repackaging securitisation

The Group sponsors and manages a repackaging securitisation vehicle, Script Securitisation Pty Ltd (Script).  Script acquires debt instruments and, through the application of derivatives, generates master-funded repackaged debt instruments for sale to customers of the Group.  This type of securitisation arrangement has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to the Group’s customers.  The Group has no interest in the debt instruments acquired and these instruments are not reported on the Group’s statement of financial position at September 30, 2004.

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

The Group’s capital position increased during the year, primarily due to the full underwriting of the Group’s dividend reinvestment plan (DRP) and bonus share plan (BSP) in respect of the 2004 interim dividend amounting to $1,253 million and the issue of $4,181 million of subordinated debt during the year.  It has also been impacted by the buy-back of 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998; the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC; and the impact of the APRA requirement to deduct capitalised expenses, which amounted to $200 million from Tier 1 capital.  The capital position also increased due to the reinvestment of dividends under the Company’s DRP, BSP, issue of shares under the share purchase plan (SPP) and employee share and option plans.

During the years ended September 30, 2004, 2003 and 2002, 47.5 million, 10.8 million and 13.8 million fully paid ordinary shares respectively, were issued under the DRP, BSP and SPP to shareholders at varying prices.  In 2004, this included 23.0 million relating to the underwriting of the DRP in respect of the 2004 interim dividend.

On October 1, 2003, the Company announced its intention to buy back ordinary shares on-market approximately equal to the number of shares issued under the Company’s dividend package plans and staff share and option plans.  On March 24, 2004, the Company announced that it was terminating this share buy-back program.  During the year, the Company bought back approximately 5.5 million ordinary shares.  The shares were bought back at an average price, including incidental costs, of $29.58 per share, thereby reducing ordinary equity by $162 million.  The highest price paid was $30.22 per share and the lowest price paid was $28.70 per share.  All buy-backs are subject to appropriate pricing parameters and an assessment of the circumstances facing the Group at the relevant time.

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

Under guidelines issued by APRA, investments in life insurance and funds management entities are deconsolidated for the purposes of calculating capital adequacy and those activities are excluded from the calculation of risk-weighted assets. The tangible component of the investments comprised of the embedded value and value of future business are deducted at the capital base level.  The intangible component (the difference between acquisition costs and tangible assets) is deducted from Tier 1 capital. Additionally, any profits from these entities included in the Group’s results, to the extent that they have not been remitted to the Company in the form of dividends are excluded from the determination of Tier 1 capital.

As the measure of capital adequacy, Australian banks are required to maintain a minimum ratio of capital base to total risk-weighted assets of 8.0%, of which a minimum of 4.0% must be held in Tier 1 capital.  The numerator of the ratio is the capital base.  The denominator of the ratio is the total risk-weighted asset exposure (ie. sum of credit risk-weighted exposures and the equivalent market risk-weighted exposure).

The Basel Committee on Banking Supervision has released wide-ranging and detailed proposals for the reform of capital adequacy guidelines for banks known as the Basel II Capital Accord.  The Basel Committee on Banking Supervision’s reform objective is to develop more risk-sensitive, internationally-accepted, capital adequacy guidelines that are aligned more accurately with the individual risk profiles of banks.

Refer to ‘Basel II Capital Accord’ on page 17 for further information.

Capital ratios

	2004	2003	2002
	%	%	%
Tier 1	7.3	7.7	7.6
Tier 2	4.3	3.3	3.7
Deductions	(1.0)	(1.4)	(1.3)
Total capital	10.6	9.6	10.0

The capital ratios at September 30, 2004, include the effect of the Group entering into agreements for the full underwriting of its dividend reinvestment plan and bonus share plan in respect of the 2004 interim dividend; the issue of Tier 2 subordinated debt; the effect of the on-market share buy-back program which was suspended in January 2004 and terminated in March 2004; the buy-back of 36,008,000 fully paid non-converting non-cumulative preference shares of the Company in connection with the TrUEPrSSM buy-back; the sales of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC; and the impact of the APRA requirement to deduct capitalised expenses, which amounted to $200 million from Tier 1 capital.

The ratios have also been impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from the Internal Model Method to the Standard Method as directed by APRA.  The Standard Method as prescribed by APRA in prudential standard APS 113 limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

The total capital ratio also reflects the APRA imposed requirement for the Group’s internal target for capital to rise to 10.0% of risk weighted assets.  Previously, the Group’s internal target capital ratio was 9.0% to 9.5%.

Capital ratios are monitored against internal targets designed to maintain ratios above minimum regulatory capital requirements set out in APRA’s prudential standards to alert management of, and avert potential breaches of, required ratios.  Ultimately, a breach of the required ratios under the prudential standards may trigger legally enforceable directions by APRA, which can include a direction to raise additional capital or cease business.

Regulatory capital

	2004	2003	2002
	$m	$m	$m
Tier 1
Contributed equity	10,191	9,728	9,931
Reserves	1,194	893	2,105
Retained profits	14,515	13,786	11,148
Outside equity interest	3,866	2,804	67
Estimated reinvestment under the dividend reinvestment plan (1)	150	140	127
Deduct:
Asset revaluation reserve	(86)	(16)	(7)
Goodwill	(632)	(740)	(775)
Intangible component of investment in non-consolidated controlled entities (2)	(2,448)	(2,448)	(2,448)
Estimated final dividend (3)	(1,287)	(1,248)	—
Fair value adjustment of mortgage servicing rights (10%)	—	—	(131)
Deconsolidation of Wealth Management profits net of dividends	(349)	(290)	(719)
Future income tax benefit (FITB) (excluding FITB on the general provision for doubtful debts) (4)	—	(66)	—
Non-qualifying outside equity interest (2)	(3,866)	(2,804)	(67)
Capitalised expenses	(200)	—	—
Total Tier 1 capital	21,048	19,739	19,231

Tier 2
Asset revaluation reserve	86	16	7
General provision for doubtful debts	1,480	1,248	1,414
Perpetual floating rate notes	350	367	460
Exchangeable capital units	1,262	1,262	1,262
Dated subordinated debt	9,044	5,390	6,174
Notional revaluation of investment securities to market	(3)	37	12
Total Tier 2 capital	12,219	8,320	9,329
Total Tier 1 and 2 capital	33,267	28,059	28,560
Deductions (5)	(2,922)	(3,591)	(3,253)
Total regulatory capital	30,345	24,468	25,307

(1)  The amount is derived from reinvestment experience on the Company’s dividend reinvestment and bonus share plans.

(2)  Refers to controlled entities that are required to be deconsolidated for regulatory capital adequacy purposes.

(3)  From October 1, 2002, the Group has adopted the Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”, which has resulted in a change in the accounting for dividend provisions.  Under APRA guidelines, the estimated dividend must be deducted from Tier 1 capital.

(4)  APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(5)  Includes $2,922 million (2003: $2,959 million) investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1 capital).

Risk-adjusted assets and off-balance sheet exposures

	Balance			Risk weights	Risk-adjusted balance (1)
	2004	2003	2002		2004	2003	2002
	$m	$m	$m	%	$m	$m	$m
Assets
Cash, claims on Reserve Bank of Australia, Australian Commonwealth and State Governments, OECD central governments and central banks (2)	23,383	29,867	25,191	0	—	—	—
Claims on Australian banks, local governments and banks incorporated in OECD countries	31,214	32,361	45,053	20	6,243	6,472	9,011
Housing loans (3)	117,306	103,926	87,692	50	58,653	51,963	43,846
All other assets	171,200	158,135	165,068	100	171,200	158,135	165,068
Total assets (4)	343,103	324,289	323,004		236,096	216,570	217,925

	Contract or notional amount	Credit equivalent amount	Risk weights	Risk-adjusted balance (1)
	2004	2004		2004	2003	2002
	$m	$m	%	$m	$m	$m
Off-balance sheet exposures
Financial guarantees, standby letters of credit and other letters of credit	13,352	12,500	0 – 100	11,258	9,872	7,788
Performance-related guarantees, warranties and indemnities	3,199	1,600	0 – 100	1,584	1,319	1,452
Commitments to provide finance facilities with residual term to maturity of over 12 months and other commitments (6)	100,579	21,598	0 – 100	15,364	12,750	12,547
Foreign exchange, interest rate and other market-related transactions (5) (6)	1,704,647	30,680	0 – 50	8,887	9,698	9,948
Total off-balance sheet exposures (6)	1,821,777	66,378		37,093	33,639	31,735
Total risk-adjusted assets (6)				236,096	216,570	217,925
Total risk-adjusted assets and off-balance sheet exposures – credit risk (6)				273,189	250,209	249,660
Add: Risk-adjusted assets – market risk (7) (8)				13,616	4,057	3,475
Total assessed risk exposure				286,805	254,266	253,135

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

(3)  Housing loans approved after September 5, 1994 having a loan to market valuation ratio in excess of 80% must be risk weighted at 100%.  However, these loans may qualify for the 50% risk weighting if they are covered by an adequate level of mortgage insurance provided by an acceptable lenders mortgage insurer. These loans are reported under all other assets.

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

(5)  Refer to note 45 for additional information on derivative financial instruments.

(6)   Comparative information has been restated.  The revision primarily relates to New Zealand in relation to the reporting of unutilised limits in Corporate & Institutional Banking and the capture of additional retail lending products.  Certain categories of residential mortgages across risk-weightings were also  reclassified.  In addition, September 30, 2002 information has been restated to reflect the reclassification of certain off-balance sheet items.

(7)   Under APRA Prudential Standard APS 113 “Capital Adequacy: Market Risk”, Australian banks are required to hold sufficient levels of capital to cover market risk.

(8)  The calculation to determine the market risk capital component of risk-weighted assets at September 30, 2004 was carried out under the Standard Method as directed by APRA.  In previous years, the market risk capital component of risk-weighted assets was calculated using the Internal Model Method.  The Standard Method as prescribed by the APRA prudential standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

Gross loans and advances

Average balances

	2004	2003	2002
	$bn	$bn	$bn
Average gross loans and advances
Australia	143.1	125.6	108.1
Overseas	97.4	96.9	94.7
Total average gross loans and advances	240.5	222.5	202.8

The diversification and size of the Group is such that its lending is widely spread both in terms of geography and types of industries served.  The loan portfolio continues to consist of short-term outstandings with 33.5% of the loans at September 30, 2004 maturing within one year and 21.7% maturing between one year and five years.  Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.  The average balance of loans and advances in 2004 equated to 59.2% of the average total assets of the Group.  This compares with 56.4% in 2003 and 55.0% in 2002.

The loan portfolio within Australia largely comprises real estate lending ($91.3 billion) which equates to 61.5% of the portfolio at September 30, 2004. The overseas loan portfolio comprises of real estate lending of $34.5 billion, or 33.2%, other commercial and industrial lending of $25.2 billion, or 24.2%,and instalment loans and other personal lending of $12.6 billion, or 12.1%, of the overseas portfolio as at September 30, 2004.  The nature of the Group’s lending reflects the operations of the Group’s five discrete business segments, and the regional lending markets in which these segments operate.  These segments comprise three Financial Services businesses, or retailing arms, Corporate & Institutional Banking and Wealth Management.  The Financial Services businesses operate in Australia, Europe and New Zealand; however, Corporate & Institutional Banking and Wealth Management operate across a number of regions (including Australia).  This is reflected in the composition of the Group’s lending portfolio.

Average gross loans and advances increased $18.0 billion, or 8.1%, to $240.5 billion in 2004, from $222.5 billion in 2003 and $202.8 billion in 2002, mainly due to continued strong growth in Australia and New Zealand.

Australian average gross loans and advances accounted for 59.5% of the total average gross loans and advances in 2004, compared with 56.5% in 2003 and 53.3% in 2002.  Australian average gross loans and advances increased $17.5 billion, or 13.9%, to $143.1 billion in 2004, from $125.6 billion in 2003 and $108.1 billion in 2002.  The increase mainly reflects continued strong growth in housing lending.

Overseas average gross loans and advances increased $0.6 billion, or 0.6%, to $97.4 billion in 2004, from $96.9 billion in 2003 and $94.7 billion in 2002.  The increase related to continued strong housing growth in Europe and New Zealand, partially offset by a decrease in personal loans and overdrafts in Europe.

Loans by industry for the Group as at September 30, 2004 (1)

	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Government and public authorities	620	463	260	47	31	1,421
Agriculture, forestry, fishing and mining	6,023	2,551	4,022	11	29	12,636
Financial, investment and insurance	6,102	2,982	2,805	881	719	13,489
Real estate – construction	1,728	2,304	189	441	138	4,800
Manufacturing	2,492	3,700	1,125	328	815	8,460
Real estate – mortgage	91,259	19,576	14,328	—	610	125,773
Instalment loans to individuals and other personal lending (including credit cards)	13,529	11,070	1,526	—	—	26,125
Lease financing	8,164	7,814	24	—	25	16,027
Other commercial and industrial	18,490	15,550	7,819	814	974	43,647
Total gross loans and advances	148,407	66,010	32,098	2,522	3,341	252,378
Deduct: Unearned income	(1,130)	(891)	(3)	—	—	(2,024)
Provisions for doubtful debts	(1,315)	(936)	(179)	(71)	(17)	(2,518)
Total net loans and advances	145,962	64,183	31,916	2,451	3,324	247,836

(1)       Refer to note 16 in the financial report for comparative information.

In Australia, net loans and advances grew by $12.1 billion, or 9.0%, to $146.0 billion at September 30, 2004, slowing from growth of $19.3 billion in the year to September 30, 2003, but with continued strong growth in housing lending and other personal lending.  Residential mortgage loans increased by $8.2 billion, or 9.9%, to $91.3 billion in the year to September 30, 2004, aided by a continuing low interest rate environment and strong housing sales.  Other commercial and industrial lending increased by $2.0 billion, or 11.9% during 2004 to $18.5 billion.

In Europe, net loans and advances grew by $6.6 billion, or 11.5%, to $64.2 billion at September 30, 2004; however, excluding the impact of exchange rate movements, net loans and advances grew by 8.9%.  This represented a pick up in the rate of growth from the prior year, when net loans and advances grew by only 3.3%.  Growth primarily related to residential mortgages, which were up 15.5% in 2004, reflecting an increased focus on this sector, while commercial and industrial lending increased 13.1% in 2004.

In New Zealand, net loans and advances grew by $4.3 billion, or 15.5%, to $31.9 billion at September 30, 2004; however, excluding the impact of exchange rate movements, net loans and advances grew by 8.1%.  In the year to September 30, 2003, net loans and advances grew by 8.3%.  In both years growth was principally in relation to residential mortgages, which were up 17.9% in 2004, reflecting the success of new product development and promotional campaigns.

In the United States, net loans and advances decreased by $0.8 billion, or 25.1%, to $2.5 billion at September 30, 2004; however, excluding the impact of exchange rate movements, net loans and advances decreased by 21.3%, resulting primarily from a reduction in lending balances in relation to the Corporate & Institutional Banking operations.  This is the continuation of the trend experienced in the year to September 30, 2003, when net loans and advances fell by 5.1%.

In Asia, net loans and advances decreased by $0.1 billion, or 2.7%, to $3.3 billion at September 30, 2004; however excluding the impact of exchange rate movements, net loans and advances were flat.  In the year to September 30, 2003, net loans and advances increased 9.5% resulting from movements in end of period loan balances in relation to Corporate & Institutional Banking.

Asset quality disclosures, charge to provide and provisions for doubtful debts

Non-accrual loans

	2004			2003
	Gross	Specific provision	Net	Gross	Specific provision	Net
	$m	$m (1)	$m	$m	$m (1)	$m
Australia	700	164	536	912	238	674
Europe	333	159	174	373	127	246
New Zealand	86	19	67	202	15	187
United States	109	32	77	145	41	104
Asia	2	1	1	1	1	—
Total	1,230	375	855	1,633	422	1,211

Percentage of risk-weighted assets	0.4%	0.1%	0.3%	0.6%	0.2%	0.5%

	2004	2003	2002
	$m	$m	$m
Net non-accrual loans	855	1,211	1,311
Equity (parent entity interest)	25,900	24,407	23,184
Percentage of non-accrual loans to equity	3.3%	5.0%	5.7%

(1)       Includes specific provisions for impaired off-balance sheet credit exposures.

As at September 30, 2001, 2002, and 2003, a certain Australian exposure was classified as performing.  However, the classification of this exposure as non-accrual during this period is now considered more appropriate.  As such, on this basis, comparative information for those years has been restated to include the balance of this exposure (including accrued interest) of $207 million, $221 million and $254 million respectively.  During 2004, $28 million of interest income previously recognised in relation to this exposure was reversed to the profit and loss account to reflect the revised asset quality classification.

Total non-accrual loans less specific provision for doubtful debts at September 30, 2004 were $855 million, a decrease of $356 million, or 29.4%, from the 2003 balance of $1,211 million.  This decrease reflects the Group’s continued focus on asset quality following a reduction of the Group’s risk profile.

Gross non-accrual loans (being non-accrual loans before specific provision for doubtful debts) at September 30, 2004 were $1,230 million, a decrease of $403 million, or 24.7%, from the balance at September 30, 2003.

The Group’s gross non-accrual loans to risk-weighted assets were 0.4% at September 30, 2004, a decrease from 0.6% at September 30, 2003, primarily reflecting the continued focus on asset quality in relation to the Group’s balance sheet (refer comment noted above).  The Australian component of the gross non-accrual loans at September 30, 2004 was $700 million, decreased $212 million, or 23.2%, from 2003.  In Europe, gross non-accrual loans decreased by $40 million, or 10.7%, to $333 million; however, excluding the impact of exchange rate movements, gross non-accrual loans decreased by 13.0%.  In New Zealand, gross non-accrual loans decreased by $116 million, or 57.4%, to $86 million; however, excluding the impact of exchange rate movements non-accrual loans decreased by 60.2%, reflecting the status of a large corporate exposure in Corporate & Institutional Banking.  In the United States, gross non-accrual loans decreased by $36 million to $109 million; however, excluding the impact of exchange rate movements, gross non-accrual loans decreased 20.6%, reflecting the status of a small number of large corporate exposure in Corporate & Institutional Banking.

The Group has specialist credit restructuring units operating in each region, which continue to result in the earlier identification and workout of problem loans.

Provisions for doubtful debts closing balance by region

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Australia
General	1,136	955	972	1,140	1,057
Specific (1)	180	248	219	266	208
	1,316	1,203	1,191	1,406	1,265
Europe
General	765	641	808	803	641
Specific (1)	170	141	169	222	178
	935	782	977	1,025	819
New Zealand
General	158	130	135	154	137
Specific (1)	21	14	10	10	14
	179	144	145	164	151
United States
General	41	56	75	85	383
Specific (1)	30	39	48	5	51
	71	95	123	90	434
Asia
General	16	11	32	25	20
Specific (1)	1	5	2	5	3
	17	16	34	30	23
Group
General	2,116	1,793	2,022	2,207	2,238
Specific (1)	402	447	448	508	454
Total provisions for doubtful debts	2,518	2,240	2,470	2,715	2,692
Percentage of risk-weighted assets	0.9%	0.9%	1.0%	1.1%	1.1%

(1)       Excludes specific provisions for impaired off-balance sheet credit exposures.

Total provisions for doubtful debts, excluding off-balance sheet credit exposures, held at September 30, 2004 were $2,518 million, or 0.9%, of risk-weighted assets, compared with $2,240 million, or 0.9%, of risk-weighted assets at September 30, 2003.  Of the total provisions for doubtful debts at September 30, 2004, the general provision represented $2,116 million, or 0.7%, of risk-weighted assets.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 19 in the ‘business overview’section.

Credit quality data

The Group has adopted a statistically-based provisioning methodology to determine its general provision for doubtful debts (refer to notes 1(p)(i) and 17 in the financial report).  Under this methodology, the Group estimates the level of losses inherent but not specifically identified in its existing credit portfolios at balance date.

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

During the year, the Group reviewed the level of the general  provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments.  As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of general provision for doubtful debts as at September 30, 2004.  This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.  The impact of this reduction in discount rate and flow on impact was an increase in the charge to provide for doubtful debts of $292 million in 2004.

The specific provision for doubtful debts is established to cover all identified doubtful debts and is recognised when there is reasonable doubt over the collectability of principal and interest in accordance with the loan agreement (an impaired loan).  Amounts provided for are determined by specific identification or by management’s determination of probable losses for individual loans that are considered impaired in relation to loan portfolios where specific identification is impracticable.  All bad debts are written off against the specific provision for doubtful debts in the reporting period in which they are classified as irrecoverable.

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Provisions for doubtful debts
Specific (excluding off-balance sheet credit exposures)	402	447	448	508	454
General	2,116	1,793	2,022	2,207	2,238
Gross non-accrual and restructured loans	1,271	1,633	1,817	1,943	1,471
Charge to profit and loss account – ordinary	559	633	697	989	588
Charge to profit and loss account – significant	292	—	—	—	—

Ratios (1)	2004	2003	2002	2001	2000
	%	%	%	%	%
Provisions for doubtful debts at year-end as a percentage of year-end loans (before provisions)
Specific	0.16	0.19	0.21	0.25	0.24
General	0.84	0.78	0.93	1.09	1.17
	1.00	0.97	1.14	1.34	1.41
Provisions for doubtful debts at year-end as a percentage of year-end loans and acceptances (before provisions)
Specific	0.15	0.18	0.19	0.23	0.21
General	0.79	0.72	0.85	0.99	1.04
	0.94	0.90	1.04	1.22	1.25
Provisions for doubtful debts at year-end as a percentage of year-end risk-weighted assets
Specific	0.14	0.18	0.18	0.20	0.19
General	0.74	0.71	0.80	0.86	0.94
	0.88	0.89	0.98	1.06	1.13
Non-accrual and restructured loans as a percentage of year-end loans (before provisions)	0.50	0.71	0.84	0.96	0.77
Charge to profit and loss account (ordinary and significant) as a percentage of
Year-end loans	0.34	0.28	0.32	0.49	0.31
Year-end loans and acceptances	0.32	0.25	0.29	0.45	0.27
Average loans and acceptances	0.33	0.26	0.31	0.46	0.30
Year-end risk-weighted assets	0.30	0.25	0.28	0.38	0.25

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

The actual levels of specific provisioning set aside to cover estimated losses on loans which are considered to be sufficiently non-accrual and impaired to warrantraising of a provision are set out below:

	2004	2003	2002
	%	%	%
Specific provision coverage (1)	29.4	25.9	27.5
Total provision coverage (1)	198.1	138.0	141.5

(1)       Ratios include specific provisions for impaired off-balance sheet credit exposures.

The general provision provides further coverage against these loans of 168.7% at September 30, 2004, bringing total effective coverage to 198.1%.

Deposits and other borrowings

Total deposits and other borrowings (net of set-offs) increased by $19.6 billion, or 9.7%, to $220.8 billion at September 30, 2004, compared with $201.2 billion at September 30, 2003.  Excluding the effect of exchange rate movements during 2004, deposits and other borrowings increased by 8.6%.  The increase was the result of continued growth in Australia, primarily due to more competitive pricing on term deposits and increased funding requirements.

Non-interest-bearing deposits at September 30, 2004 represent 6.1% of total deposits compared to 6.5% at September 30, 2003.

In Australia, deposits and other borrowings increased by $11.9 billion, or 11.3%, to $118.0 billion reflecting strong growth in both certificates of deposit and term deposits.  In Europe, deposits and other borrowings increased by $4.5 billion, or 7.8%, to $62.1 billion; however, excluding the impact of exchange rate movements, the increase was 5.3%, primarily in relation to term deposit growth.  In New Zealand, deposits and other borrowings increased by $3.9 billion, or 18.2% to $25.6 billion; however, excluding the impact of exchange rate movements, the increase was 10.3%.  This reflected strong growth in retail deposits (term, as well as on-demand and short-term deposits), and growth in borrowings.  In the United States, deposits and other borrowings decreased by $0.5 billion, or 4.6%, to $11.3 billion; however, excluding the impact of exchange rate movements, were flat, with higher borrowings, offsetting lower deposits.  In Asia, deposits and other borrowings remained flat.

Deposits and other borrowings for the Group as at September 30, 2004

	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,050	6,300	615	550	1	13,516
On-demand and short-term deposits	48,153	28,072	7,287	1,898	122	85,532
Certificates of deposit	19,357	11,083	3,184	506	—	34,130
Term deposits	32,057	15,201	12,179	3,220	3,555	66,212
Securities sold under agreements to repurchase	1,006	1,095	—	14	—	2,115
Borrowings	11,388	382	2,378	5,099	—	19,247
Total deposits and other borrowings	118,011	62,133	25,643	11,287	3,678	220,752

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

	2004	2003	2002
	$m	$m	$m
By type
Assets under management	65,384	58,390	51,794
Assets under administration	10,520	9,414	7,677
Assets on trust	5,224	5,289	5,123
Total assets under management and administration	81,128	73,093	64,594

By region
Australia	74,032	66,225	60,138
Europe	4,214	4,322	1,835
New Zealand	2,310	2,030	2,151
Asia	572	516	470
Total assets under management and administration	81,128	73,093	64,594

By investor
Retail	59,361	56,554	52,073
Corporate	21,767	16,539	12,521
Total assets under management and administration	81,128	73,093	64,594

Total assets under management and administration increased by 11.0% to $81,128 million at September 30, 2004, compared with $73,093 million at September 30, 2003.  The growth in total assets under management and administration reflects solid net inflows in the wholesale business in Australia and increased investment returns as a result of improved investment markets in the year to September 30, 2004.

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

Overview and monitoring of this process throughout the Group is undertaken by Risk Management.  Risk Management comprises Credit Risk Management, Market Risk, Operational Risk and Insurance, Regulatory Compliance, Legal and Internal Audit.

Risk Management’s role is to monitor and systematically assess the Group’s risk profile in existing and proposed business operations, and to assist business units in the design and implementation of appropriate risk management policies and strategies.  Risk Management also works with the businesses to promote awareness of the need to manage risk.

Developments continue to be made in the quantification of risks, and the allocation of appropriate risk capital.  Portfolio management methods are being further developed to manage the Group’s risk profile.  Modelling to forecast future risk management trends is being used increasingly to assist in decision making.  This will continue to increase in importance as the Group prepares to implement Basel II across the various risk streams.

Risk Management prepares and submits the Group risk profile to the Board.  This document profiles the major recognised on-balance sheet and off-balance sheet strategy, performance and operational risks, together with procedures for their day-to-day responsibility, control and management.

The Risk Committee of the Board reviews in greater detail the Group’s risk and return appetite and oversees the Group’s overall control framework.  This Risk Committee has cross-membership with the Audit Committee of the Board.

The Risk Committee covers key elements of risk, including regulatory compliance, operational risk, market risk, internal audit, credit risk and balance sheet management.

The framework is consistent with the proposed supervisory review process (Pillar 2) of Basel II.

Refer to page 74 for Risk Committee members, responsibilities and charter.

The majority of risk policy decisions are made within each business unit.

A Group Risk Forum, comprising executive and senior management, is the principal risk policy decision making body within executive management.

This forum reviews and approves the more strategic risk assessments, and is supported by the Central Risk Management Committee, which has an operational focus, and Risk Management Committees in each region and/or line of business.

Major balance sheet risk areas and their management are outlined below, but many other types of risks such as payment systems, computer systems fraud, legislative compliance – environmental, business continuity/disaster recovery, and e-commerce risks are managed throughout the Group.

A recent report by APRA in respect of foreign currency options trading has identified deficiencies in some aspects of the Company’s risk management systems.  Refer to the ‘report on the directors and officers’ on page 84 for further details.

The Group has commenced a review of its Risk Management function both internally and through the engagement of external consultants in order to improve the Risk Management practices of the Group by benchmarking them against best practice.  This has resulted in the Group restructuring its finance and risk management functions to provide clear accountabilities at both a regional and group level, and is taking steps to change the culture and behaviours across the organisation globally.

Credit risk

Credit risk is the potential that a borrower or a counterparty will fail to meet its obligations in accordance with agreed terms.

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

The management of credit risk within the Group is achieved through a focus on approval and monitoring of individual transactions together with analysis of the performance of the various credit risk portfolios.  Portfolio monitoring techniques cover such areas as industry or geographic concentrations and delinquency trends.

Establishing an appropriate credit risk environment

Significant credit risk strategies and policies are approved, and reviewed annually, by the Board and the Risk Committee.  Through such policies as borrower (single large exposure) and industry concentration limit, the Board establishes the Group’s tolerance for risk.  These policies are delegated to, and disseminated under the guidance and control of, management.

The Group’s credit policies, which are subject to ongoing review, are documented and disseminated in a form that provides a consistent view of all major credit policies supporting the credit operations of the Group.

For complex credit products and services, Credit Risk Management provides a policy profile that identifies and quantifies risks and establishes the means of mitigating such risks.

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

Operating under a sound credit granting process

The Group has established processes for the granting of credit.  These include:

•                         establishment of overall credit limits at the level of individual borrowers and counterparties, and groups of connected counterparties for both on-and off-balance sheet exposures;

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

The delegated authorities are aligned to the counterparty risk by the inclusion of customer ratings in the authority matrix.  The Group’s credit rating system has been a focus point of credit assessment and related processes for a number of years.  The system, based on probability of default of a counterparty, has been implemented globally and provides meaningful differentiation of credit risk and focus in pricing for risk.

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

The Group assigns these responsibilities to various business units (ie. Business, Personal, Agribusiness, Cards, Payments, and Asset Finance and Fleet Management), together with centralised structures supporting the branch network, and business bankers, such as Customer Service and Operations.

Monitoring the condition of individual credits in the business units in the Financial Services businesses and Corporate & Institutional Banking principally rests with the customer-facing relationship managers, with overview by Risk Management.

Ensuring adequate controls over credit risk

There is a formal process, undertaken by specialist units, of independent oversight of credit in each region across the Group.  Periodic reporting is submitted to management, the Audit Committee and the Risk Committee.

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

Through the use of due diligence techniques, the Group regularly targets areas of interest/concern within its credit portfolio to review and maintain the quality of the credit portfolio.

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

Basel II

As a global financial institution, the Group aspires to the advanced internal-ratings-based approach under Basel II.

The Group has a Basel II program in place entrusted with developing the required capability (processes, policies, systems and data) to achieve an internal-ratings-based approach.

Refer to page 17 for a more detailed discussion of the ‘Basel II Capital Accord’.

Market risk

Market risk is the potential for losses to the Group resulting from adverse changes in interest rates, foreign exchange rates, option volatility and commodity prices in the financial markets in which the Group operates.

Trading risk management

The Group continues to strengthen its market risk control framework covering all trading centres for Corporate & Institutional Banking.  Market Risk is responsible for the formulation and implementation of appropriate policies and procedures to monitor and control transactional market risk generated by the Markets division of Corporate & Institutional Banking.  On a day-to-day basis, Market Risk is responsible for the maintenance and development of the market risk control framework, including custodianship of the Market Risk system.  This risk control function is fully segregated to ensure the independence necessary for prudent internal risk management and to meet regulatory requirements.

Trading limits

Trading risk is managed using a number of well-defined and developed limit structures.  These include a number of desk level portfolio measures such as:

•                         interest rate sensitivity limits;

•                         foreign exchange position limits;

•                         yield curve limits;

•                         basis risk limits; and

•                         option portfolio limits.

In addition to the above desk level portfolio measures, a Value at risk (VaR) methodology is also used. VaR limits are applied to the trading portfolios within the Markets division.

The Board approves both an overall VaR limit for Corporate & Institutional Banking together with a VaR desk level limit allocation.

In addition to the above controls, trading portfolios are also subjected to stress test analysis on a regular basis.

VaR methodology

VaR is an estimate of potential losses resulting from shifts in interest rates, currency exchange rates, option volatility, equity prices and commodity prices.  The estimate is calculated on an entire trading portfolio basis, including both physical and derivative positions.

The Group’s VaR is predominantly calculated using historical simulation using the 99th percentile outcome based on portfolio revaluations across two years of historical pricing data.

For example, a VaR exposure of $1 million means that on 99 days out of 100, given the historical behaviour of rates, an overnight loss on the trading portfolio should not exceed $1 million.

The use of a VaR methodology has limitations, which include:

•                         the historical data used to calculate VaR is not always an appropriate proxy for current market conditions.  The historical data may cause the underestimation of losses in more volatile market conditions, or the overestimation of losses in placid market conditions;

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

Unauthorised trading in foreign currency options (for further detail refer to page 84 in the ‘report on the directors and officers’) has had an effect on the VaR numbers in these tables.  However, the nature of the trading activities during the reporting period were such that any effect on the numbers will be immaterial.

Value at risk at 99% confidence interval	2004	2003
	$m	$m
Average value during reporting period
Foreign exchange risk	7	7
Interest rate risk	13	17
Volatility risk	5	4
Commodities risk	1	1
Diversification benefit	(6)	(7)
Total	20	22
Minimum value during reporting period (1)
Foreign exchange risk	1	2
Interest rate risk	7	9
Volatility risk	1	2
Maximum value during reporting period (1)
Foreign exchange rate	39	20
Interest rate	21	25
Volatility risk	20	7
Commodities risk	2	1

(1)                               The VaR numbers in these tables could be taken from different days; hence, they are not additive.

Balance sheet (non-trading) risk

The Group Asset and Liability Management Committee (Group ALCO), under delegated Board authority, sets policies in relation to the management of structural balance sheet exposures.  These exposures include structural interest rate risk, structural foreign exchange risk and liquidity risk.  The Group’s global structural balance sheet risk is monitored against approved policies by Corporate Finance and reported on a monthly basis to Group ALCO.  An Independent Risk Oversight function was created at the commencement of the year to oversee the balance sheet management process.  The Independent Risk Oversight function is mandated to verify the quantum of balance sheet risk in addition to responsibility for the robustness of the balance sheet risk management process.  It has dual but separate reporting lines to Group ALCO and to the Risk Committee via the Executive General Manager, Risk Management.

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

Structural interest rate risks arise mainly in the Group’s banking operations. The management objective is to maximise net interest income and shareholder value arising from movements in interest rates.  Each regional bank’s ALCO is responsible for managing the structural interest rate risk within the region, in accordance with approved Group policy.

Structural interest rate risk is calculated using balance sheet simulation processes, which are undertaken across the Group’s banking operations.  The balance sheet simulation process is based on planned product volumes and margins, which are regularly updated to reflect the Group’s latest views on business projections and interest rate environments.  The Group applies a wide range of interest rate scenarios in measuring structural interest rate risk.  These interest rate scenarios are derived using estimates of volatility to generate a range of potential outcomes around the market implied yield curve.  This provides the ability to derive a statistical distribution of potential movements in net interest income.  The Group also measures potential movements in the market value of equity of the banking operations that may arise due to changes in market interest rates.

The results of balance sheet simulations in the Group’s banking operations, together with other balance sheet risk management information and strategies, are presented and reviewed by each regional ALCO and the Group ALCO on a monthly basis and at scheduled Board meetings.  Similarly, Wealth Management’s balance sheet risk management information and strategy are presented and reviewed by Wealth Management ALCO and Group ALCO on a monthly basis.

The table below presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities.  The table below contains forward-looking statements (refer to ‘forward-looking’ statements on page 2).  Based on the structural interest rate risk position at balance date, the table shows the possible impact on net interest income, for the year ending September 30, 2005 of an immediate 1% parallel movement in interest rates across the whole yield curve.

The non-Australian exposure (expressed in Australian dollars) is the net exposure of offshore banking and non-banking entities.  Structural interest rate exposure in some countries may be biased towards rising interest rates, whilst in others may be biased to declining interest rates, depending on different economic conditions or cycles.

	Forecast effect on net interest income 2005 (1)		Forecast effect on net interest income 2004 (2)
	Rates up 1%	Rates down 1%	Rates up 1%	Rates down 1%
	$m	$m	$m	$m
Australian operations	50	(50)	(45)	45
Non-Australian operations	43	(44)	(45)	31

(1)                               Represents the forecast effect on net interest income for the year ending September 30, 2005.

(2)                               Represents the forecast effect on net interest income (as at September 30, 2003) for the year ended September 30, 2004.

The impact of interest rate movements on the net interest income of life insurance and funds management entities is not incorporated within the table above.  However, interest rate movement is one of the factors taken into account in determining the change in net market value of life insurance and funds management entities when applying Australian Accounting Standard AASB 1038 “Life Insurance Business”.

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

This exposure of reported earnings and equity to movements in exchange rates is sometimes referred to as an accounting or translation exposure which, in the absence of any long-term realignment in exchange rates, has no lasting impact on underlying economic exposures.

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

The net assets of the Group’s integrated foreign operations are denominated in US dollars.  As at September 30, 2004, the net assets of US$134 million were fully hedged.

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

Liquidity and funding

Liquidity risk is the risk that the Group is unable to meet its financial payment obligations as they fall due.  Liquidity within the Group is managed in accordance with policies approved by the Board, with oversight from the regional bank’s ALCO and Group ALCO.

The Group manages liquidity risk through a combination of positive cash flow management, the maintenance of portfolios containing high quality liquid assets, and diversification of its funding base.  The Group undertakes a conservative approach in managing its liquidity as it imposes internal prudential limits that are in addition to the regulatory requirements.

Regulatory supervision of bank liquidity in Australia is undertaken by APRA through its Prudential Statement APS 210 “Liquidity” (APS 210).  This approach became effective on July 1, 2000.  In accordance with the requirements of APS 210, liquidity risk is measured and managed in the Group’s banking entities on a cash flow basis.  Each regional bank is required to monitor liquidity under both ‘going concern’ and ‘name crisis’ scenarios, and cash flow mismatch limits have been established to limit the Group’s liquidity exposure.  An additional prudential requirement of the regional banks is to maintain liquid asset portfolios to meet unexpected cash flow requirements.

Liquidity is managed on a regional basis, with day-to-day responsibility residing with regional banks, offshore branches and regional treasury operating divisions of the Group.  Regulatory authorities in some countries in which the Group operates impose their own requirements to ensure that liquidity is managed prudently.  These requirements may involve the bank maintaining a reserve deposit account with the central bank, holding a portfolio of highly liquid securities and overseeing the internal prudential supervision of liquidity.

A three-level contingency plan has also been established for management of an escalated liquidity requirement where the Group experiences either restricted access to wholesale funding, or a large increase in the withdrawal of funds.  The plan identifies triggers on each level, details the action required, allocates the key tasks to individuals, provides a timeframe and defines a management committee to manage the action plan.

Refer also to ‘liquidity and funding’ on page 45.

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

Cross border outstandings by industry category

The following table analyses the aggregate cross border outstandings due from countries other than Australia where such outstandings individually exceed 0.75% of the Group’s assets.  For the purposes of the annual financial report, cross border outstandings are based on the country of domicile of the counterparty or guarantor of the ultimate risk, and comprise loans, balances due from other financial institutions, acceptances and other monetary assets including trading derivative assets and reverse repurchase agreements.  Local currency activities with local residents by foreign branches and subsidiaries are excluded.

The reporting threshold used below is for disclosure guidance only and is not intended as an indicator of a prudent level of lending by the Group to any one country.

	Government and official institutions	Banks and other financial institutions	Commercial and industrial	Other	Total	% of total assets
	$m	$m	$m	$m	$m
As at September 30, 2004
Germany	2,770	3592	809	98	7,269	1.8
Italy	3,762	600	—	82	4,444	1.1
Netherlands	3	3,681	954	89	4,727	1.1
Switzerland	—	2,903	193	18	3,114	0.8
US	38	5,042	5,571	359	11,010	2.7

As at September 30, 2003
Germany	2,933	4,131	751	103	7,918	2.0
Italy	8,230	669	78	7	8,984	2.3
UK	—	2,314	849	378	3,541	0.9
US	107	9,025	6,662	455	16,249	4.1

As at September 30, 2002
Germany	79	5,132	1,996	—	7,207	1.9
UK	—	4,358	1,507	—	5,865	1.6
US	—	1,596	3,540	—	5,136	1.4

In addition, as at September 30, 2004, the US had off-balance sheet commitments of $4,095 million (2003: $4,101 million).

During 2004, the Group changed its basis of defining and collating cross border outstandings information for financial reporting disclosure purposes.  The most significant change was the inclusion of trading derivatives and reverse repurchase agreement asset positions.  The comparative information for 2003 has been restated to reflect these changes.  It was impracticable to restate comparative information for 2002 on a consistent basis.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed processes, people, or systems or from external events.  Individual business units own and are responsible for the identification, assessment and mitigation of their risk profile.  Various reports are produced at management and Board level for their information and to assist in monitoring and where necessary determining appropriate actions.

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

Regulatory risk

The Group conducts its diverse geographic spread of business activities within applicable local and international laws, codes, regulatory and prudential controls and standards.

Regulatory risk is the risk of a Group company incurring corporate and/or personal penalties to the Group’s directors, executive management and staff for non-adherence to legal and regulatory obligations, damaging its reputation, incurring restrictive conditions and undertakings by regulators on how the Group does business, or losing or having its licence suspended to deal or engage in certain activities as a result of non-compliance with legal and regulatory obligations.  Regulatory compliance risk can also arise where the Group fails to anticipate and effectively manage the impact of regulatory change on its operations.

The Group aims to pro-actively manage and meet the obligations imposed on it across all business lines, customer segments and products in the jurisdictions in which it operates.

The Group’s regulatory compliance policy and integrated business compliance framework set out the underlying compliance management expectations and control standards.  The framework has been enhanced with the adoption of a ‘three lines of defence’ approach to compliance responsibilities and assurance, and delivery of practical compliance processes, systems and tools to assist the business in tailoring and embedding its compliance obligations into core operations.

Each business unit is responsible for the implementation and maintenance of those controls necessary to meet and satisfy its regulatory compliance obligations (the first line of defence).  Regulatory compliance teams work in each line of business, assisting management to fulfil these responsibilities, to address the impact of regulatory change on business practices and to test compliance controls and processes (the second line of defence).  Regulatory Compliance and Internal Audit provide assurance on the application of the compliance framework (the third line of defence).

Fostering a positive compliance culture throughout all levels of the Group is recognised as an integral part of excellent relationships with customers and regulators as well as good corporate governance.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 19 in the ‘business overview’ section.  Also, the regulatory implications of the unauthorised trading in foreign currency options is discussed on page 84 of the ‘report on the directors and officers’.

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

Disclosure controls and procedures and internal control over financial reporting

Under the requirements of the United States Sarbanes-Oxley Act of 2002, the Managing Director and Chief Executive Officer, and the Chief Financial Officer must each review and evaluate the Group’s disclosure controls and procedures, including internal control over financial reporting.  Under that Act, the Managing Director and Chief Executive Officer, and the Chief Financial Officer must certify, amongst other things, that they have presented in this annual financial report:

(1)          their conclusions about the effectiveness of the Company’s disclosure controls and procedures as at the end of the year covered by this report; and

(2)          any change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

This evaluation was performed as at September 30, 2004, under the supervision of and with the participation of the Company’s management, including the Managing Director and Chief Executive Officer, and the Chief Financial Officer.  Based on that evaluation, the Company’s Managing Director and Chief Executive Officer and Chief Financial Officer concluded that as of the evaluation date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the United States Securities

Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, subject to the following:

Discovery of unauthorised trading in foreign currency options

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options.  A third party investigation into this matter was conducted by PricewaterhouseCoopers.  The key points from the PricewaterhouseCoopers ‘Investigation into foreign exchange losses at National Australia Bank’ report dated March 12, 2004 include:

•                        the total losses arising from foreign currency options trading announced on January 27, 2004, was $360 million;

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

•                        there was not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems; and

•                        warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon.

The complete PricewaterhouseCoopers report is available on the Group’s website at www.nabgroup.com

By letter dated March 24, 2004, the Company’s auditor, KPMG, reported to the Audit Committee a finding that certain deficiencies in internal control design and failure in the operation of the internal control were such as to be considered a material weakness in internal control requiring a report to the Audit Committee under US Generally Accepted Auditing Standards AU325.  The matters cited were similar to those in the PricewaterhouseCoopers report.

APRA also provided to the Company a report on its investigation into this matter.  That report identified problems and issues in respect of management supervision, adherence to risk management systems and controls, internal governance procedures and the culture of the Company similar to those described above.

The complete APRA report is available on the Group’s website at www.nabgroup.com

The Company has made good progress in its program to implement the remedial actions required to address these issues.  As at December 31, 2004, of the 81 remedial actions required by APRA, 25 have been resolved to APRA’s satisfaction and a further 44 have been submitted to APRA for assessment for closure.  Following APRA’s assessment further work may or may not be required to close the issues.

The 69 requirements submitted to APRA to date constitute significant progress in a number of areas, namely:

•                        clarity of roles and responsibilities – ambiguity between the roles of individuals in key functions (Market Risk, Finance, Markets and Operations) has been removed and roles clearly articulated;

•                        strengthening of the limit management and escalation framework – revision of applicable policies to provide a framework to monitor all trading limits and a defined consequence framework;

•                        strengthening of many critical controls and processes that support the trading operations;

•                        closure of trading system gaps and weaknesses identified at the time of the foreign currency options trading losses, including the processing window utilised by the traders;

•                        strengthening of Internal Audit policies and procedures including escalation of overdue issues to the Audit Committee of the Board;

•                        a revised governance framework for Institutional Markets & Services endorsed by the Risk Committee of the Board; and

•                        A number of initiatives to drive organisational and cultural change (refer below).

Work is still progressing to address the remedial actions yet to be submitted to APRA.  This includes:

•                        through the newly formed Product Control function within Finance, the Company is still working to address some of the remedial actions raised regarding the level of analysis undertaken by the Finance function;

•                        several cultural initiatives relating to incentive arrangements and codes of conduct;

•                        a framework for setting the Company’s risk appetite at the Board level; and

•                        a large program of work to achieve re-accreditation of an internal model to determine market risk capital.

The Company has also given enforceable undertakings to ASIC in relation to the foreign currency options trading losses.  The undertakings require the Company to review certain key systems and controls across those businesses operating under the primary Australian Financial Services Licence applicable to the Company’s Australian banking business.  Further detail with respect to the enforceable undertakings is provided in the ‘report on the directors and officers’on page 86.

Reporting of non-accrual loans and 90 days past due loans

At September 30, 2001 through to September 30, 2003, a certain Australian exposure was classified as performing.  At March 31, 2004, this exposure was classified as 90 days past due.  However, the classification of this exposure as non-accrual is now considered more appropriate, and comparative information for these years has been restated to include the balance of this exposure (including accrued interest) of $254 million at September 30, 2003, $221 million at September 30, 2002 and $207 million at September 30, 2001 (refer to note 18 to the financial report).  Other than this single exposure, there are no other material loan facilities that are similarly affected.

The Company has implemented procedures to improve its data collection procedures used to establish its 90 days past due exposures, as weaknesses in these procedures had been identified.  The disclosures in this annual financial report reflect those improved procedures.  The Company is continuing to review whether additional improvements to the controls surrounding this reporting are required.  (Refer also to note 18 to the financial report.)

Cross border outstandings

The Company disclosed in its annual financial report 2003 filed on Form 20-F that the information used for preparation of disclosures on cross border outstandings by industry category was sourced from risk management systems and not financial reporting systems.  Those risk management systems were designed for monitoring risk exposure limits and were not designed specifically for cross border disclosure purposes.  The Group has strengthened the internal control over the reporting of cross border outstandings for the purpose of improving reporting in this area.  This resulted in changes to the basis of defining and collating cross border outstandings information for financial reporting purposes.

Organisational and cultural change

Since the discovery of the foreign currency options trading losses, as described above, the Company has embarked upon a journey of revitalisation across all levels of the organisation, including the Board and senior management.  There is recognition that the Group’s results, and its reputation, have been adversely impacted by compliance issues, insufficient accountability, and the lack of a clear cultural framework.  As part of this revitalisation program, the Company is restructuring its finance and risk management functions to provide clear accountabilities at both a regional and group level.  While the core financial information systems of the Company are considered to be sound and controlled effectively, there remains scope for a range of improvements to the Company’s disclosure controls and procedures and internal control over financial reporting, as evidenced by the foreign currency options trading losses and other matters referred to above.  This involves projects to address these specific issues, and projects such as the Sarbanes-Oxley internal control over financial reporting project, but also involves significant change in the culture of the organisation and in the visibility and accountability of its leadership group.  The Company has already taken steps to address these cultural issues by introducing new Corporate Principles and performance assessments specifically tied to the achievement of the behaviours required by those Principles.

Transactions with related and other non-independent parties

In the year to September 30, 2004, and up to January 20, 2005, the Group had a number of related party transactions (refer to note 50 in the financial report).  These transactions were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or charged on the basis of equitable rates agreed between the parties.  These transactions did not involve more than the normal risk of collectability or present other unfavourable features.

Other non-independent parties are parties that are able to negotiate terms of transactions that are not on an arm’s length basis, but do not meet the definition of a related party.  The Group is not aware of any relationships or transactions with such parties that would materially affect its financial position or results of operations.

Risk factors

Business conditions and general economy

As an international financial services group, the Group’s businesses are affected by the external environment in the markets in which it operates.  The profitability of the Group’s businesses could be adversely affected by a worsening of general economic conditions in Australia, New Zealand, the UK, the US, or elsewhere, as well as by foreign and domestic trading market conditions.  Such factors could also adversely affect the credit quality of the Group’s on-and off-balance sheet assets.  An economic downturn can impact the Group’s results and financial position by affecting demand for the Group’s products and services.  Such a downturn, international disruption, dispute or event, or significantly higher interest rates, could impact the credit quality of the Group’s counterparties, increasing the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional credit.

For a discussion of the Group’s economic outlook, refer to page 22.

Competitive forces

The Group faces intense competition in all markets in which it operates.

For a discussion of the competitive factors facing the Group, refer to ‘competition’ on page 15.

Government policies and economic controls

The Group’s businesses and earnings are affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian Commonwealth Government, foreign governments and international agencies.

The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Fluctuations in currency exchange rates

As the Group prepares its annual financial report in Australian dollars, changes in currency exchange rates, particularly between the Australian dollar and the British pound or US dollar, may have an adverse effect on the earnings that it reports.

For a discussion of the Group’s risk management procedures, including the management of currency risk, refer to ‘risk management’ on page 61.

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

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 19 in the ‘business overview’ section.

For a discussion of the Group’s risk management procedures, including the management of credit risk, refer to ‘risk management’ on page 58.

Market risk

The Group’s earnings are also subject to market risk exposures, principally changes in market interest and foreign exchange rates, equity and commodity prices, and associated financial derivatives.  The Group has in place controls and processes governing market risk activities.

For a discussion of the Company’s losses relating to unauthorised trading in foreign currency options, refer to page 84.

For a discussion of the Group’s risk management procedures, including the management of market risk, refer to ‘risk management’ on page 59.

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

For a discussion of the Group’s risk management procedures, including the management of operational risk, refer to ‘risk management’ on page 63.

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

The Group’s principal accounting policies are disclosed in note 1 in the financial report and in note 56 with respect to policies that differ from US GAAP.

Certain of these policies are considered to be critical to the representation of the Group’s financial performance and position, since they require difficult, subjective, or complex judgements.  The following disclosure is intended to provide an enhanced level of understanding of these judgements and their impact on the Group’s financial statements.  These judgements necessarily involve assumptions or estimates in respect of future events, which can vary from what is forecast.  However, the Company believes that its financial statements and its ongoing review of the estimates and assumptions utilised in preparing those financial statements, are appropriate to provide a true and fair view of the Group’s financial performance and position over the relevant period.

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

In respect of non-retail lending, the amount of the general provision is determined by multiplying the customer’s probability of default by the estimated loss given default.  The probability of default is determined by the Group’s internal customer rating system.  Internal ratings are assigned at the customer level.  This system utilises objective, verifiable external data, such as external credit ratings, and is supplemented with an assessment of economic and industry outlooks, conducted by the Group’s discrete specialist economics unit.  A small degree of subjective data is input into the model in relation to an assessment of the borrower’s management and any changes in this assessment would be unlikely to result in a material change to the Group’s general provision.  In general, the key driver of changes in the general provision for doubtful debts in respect of non-retail lending is usually changes in credit quality.

The estimated loss given default is the amount of an individual loan at risk having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.  Changes in the level of collateral held will impact the loss given default and, in turn, the determination of the general provision.

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

In 2004, management revised the discount rate built into the statistically-based provisioning model that impacts cumulative probabilities of default.  This was in response to recent experience, industry practice and emerging developments.  The change resulted in a revision to the accounting estimate for general provision for doubtful debts, which was recognised as a significant expense in the year ended September 30, 2004.

The Group undertakes periodic sensitivity analysis to assess the impact of deterioration in credit risk on the credit portfolio and on the results of the statistically-based provisioning methodology.  Sensitivity analysis includes a one-standard-deviation confidence interval around the statistical estimate of losses inherent in respect of non-retail lending.  The statistical estimate may then be adjusted for management’s estimate based on probable losses on specific categories of loans, the trends in portfolio composition and concentrations.  Such adjustments do not exceed the results of the one-standard-deviation confidence interval sensitivity analysis.

For the purposes of the Group’s reconciliation to US GAAP, the net effect of discounting probabilities of default and the full term to maturities of facilities within the statistically-based provisioning model is not recognised.

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

The historical experience of the Group has shown that management’s judgement of the provisions for doubtful debts required in the past has been appropriate.  The Group considers the assumptions used in the calculation of the provision for doubtful debts to be reasonable and supportable in the existing economic environment.

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

Directors’ bi-annual valuations of the life insurance controlled entities are performed using industry-accepted actuarial valuation methodologies.  Value is determined in three distinct areas, being value of:

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

The key economic assumptions used relate to investment earnings, risk discount, inflation and tax rates.  These assumptions are determined after an examination of current market rates and future market expectations.  In addition, the overall assumptions set and their impact on value are reviewed against transactions in the marketplace, current prices of listed entities and other publicly-available information.

Changes in management’s assessment of key business factors and economic conditions (global, regional and sector specific) in the future would affect the valuation of life insurance controlled entities.  As a result, the carrying value of life insurance controlled entities recorded in the statement of financial position and the movement in the excess of net market value over net assets of life insurance controlled entities recorded in the statement of financial performance could be materially different in the future.  The Group considers the assumptions used in the valuations to be reasonable and supportable in the existing economic environment.  Further, the valuations are based on discounted cash flow valuations prepared by Tillinghast-Towers Perrin using risk discount rates specified by the directors.  Key business and economic assumptions are approved by a committee of senior management and a non-executive director of the Wealth Management holding company (National Wealth Management Holdings Limited).  Recommendation of the final valuation is then made to the Wealth Management Audit committee and the board of directors of the Wealth Management holding company.

Key valuation results and assumptions are disclosed in note 24 in the financial report.

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

Economic assumptions are based on the prevailing interest rate and economic environment.  Other assumptions are based on company experience, or where this is insufficient, industry experience.  A summary of the significant actuarial methods and assumptions used is contained in note 54 to the financial report.  Many of these assumptions are based on actuarial tables published by the Institute of Actuaries of Australia.

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

Defined benefit superannuation and pension arrangements

The Group maintains several defined benefit superannuation and pension arrangements, details of which are given in note 47 in the financial report.  In accordance with applicable accounting rules, the Group does not consolidate the assets and liabilities associated with these defined benefits plans.  Instead, the Group recognises a prepaid asset for contributions the Group has made to the pension plan in excess of pension expense.  The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.  The four key variables used in pension accounting relate to the size of the employee and pensioner population, actuarial assumptions, the expected long-term rate of return on plan assets, and the discount rate.  The annual pension expense and balance sheet position for the Group is currently most sensitive to discount rate and return on asset assumptions.

The discount rate is used to determine the present value of the Group’s future benefit obligations.  It is an assumption that reflects the rates available on long-term, high quality fixed income debt instruments.

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

In 2004, the Integrated Systems Implementation application software asset was impaired and the corporate asset grouping approach detailed above did not result in a recoverable amount management considered to be reflective of the level of future economic benefits to be derived from the use of the asset.  Management assessed the recoverable amount in this instance based on a replacement cost valuation method.  The resulting impairment charge was recognised as a significant expense in the profit and loss account for the year ended September 30, 2004.

Accounting developments

The following is a summary of the impact of recently issued accounting standards and other developments that are expected to have a material effect on the Group’s future financial performance or position:

International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) for financial years commencing on or after January 1, 2005.  The adoption of AIFRS is expected to have a material effect on the Group’s reported financial performance and position.

The Group continues to evaluate the areas most impacted by the standards.  Refer to note 2 in the financial report for additional information on the impact of adoption of AIFRS by the Group.

Non-GAAP financial measures

The following is a summary of the key non-GAAP financial measures used throughout the annual financial report:

Cash earnings

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after tax cash earnings (adjusted for significant items).  Diluted cash earnings per share is a key performance measure used in the investment broking community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the intangible and other items detailed below from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent, the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a statement of cash flows.

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

Movement in the excess of net market value over net assets of life insurance controlled entities – this relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the statement of financial position in accordance with Australian Accounting Standards.  As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.  It is separately identified and discussed in detail.  Management further separates this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

Goodwill amortisation – relates to the straight-line method of amortising goodwill (an intangible asset recorded on the statement of financial position) in accordance with Australian Accounting Standards.  Management generally does not regard goodwill amortisation expense as being useful information in analysing investments.  As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Refer to page 6 for the reconciliation of net profit to cash earnings before significant items.

Significant items

Significant items including significant revenue, significant expenses and the associated income tax expense are defined as follows.  When the revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required under Australian Accounting Standards, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes to the financial report.

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

Economic Value Added (EVA®)

EVA® is a profitability measure designed to recognise the requirement to generate a positive return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital, then value is created for shareholders.

In order to encourage longer-term management decision making and sustained value creation, the Group sets EVA® growth targets for three year periods.  The Group’s EVA® target of 5% compound growth per annum basis was set in 2003, for the three years ending September 2006.

EVA’s® net operating profit after tax is based on cash earnings before significant items (using a 30% projected tax rate) plus the calculated benefit of imputation credits earned by paying Australian tax.  The capital charge is based on the Group’s cost of capital.  This is then applied to a calculated average economic capital, which is based on average shareholder equity less other equity instruments and adjusted for cumulative goodwill amortisation, cumulative movement (after tax) in the excess of net market value over net assets of life insurance controlled entities, and significant items.

EVA ® is a registered trademark of Stern Stewart & Co.

Corporate governance

Importance of corporate governance

The Board of directors of the Company (Board) is responsible for the corporate governance of the Company and its controlled entities (the Group).  Corporate governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company’s stakeholders and its role in the community.  Good corporate governance is a fundamental part of the culture and the business practices of the Group.  The main corporate governance practices that were in place during the 2004 year, or otherwise as referred to below, are discussed in this section.

The 2004 year has been one of transformation for the Company with the events of this year being a catalyst for renewal for the Group.  Six directors resigned during the year, including the Managing Director and Chief Executive Officer, Mr Frank J Cicutto and the Chairman, Mr D Charles K Allen.  A new Managing Director and Chief Executive Officer, Mr John M Stewart, and a new Chairman, Mr Graham J Kraehe, were appointed by the Board.  Two new executive directors and five new non-executive directors were appointed by the Board up to the end of September 2004.  The board renewal program was completed in December 2004, with the appointment of Mr Michael Chaney as an independent non-executive director.  Mr Chaney will take over as Chairman of the Company after he stands down from his current chief executive role of Wesfarmers Limited in September 2005.

An extensive search was undertaken to ensure that the new Board would have an appropriate mix of skills and experience for an international company of the size and complexity of the Group, including depth of knowledge in the banking and financial services industry.  In addition, Mr T Kerry McDonald, Chairman of Bank of New Zealand, has been appointed as a consultant to the Board.

Significant changes have also occurred to the executive management of the Company, with seven executive officers resigning during the year.  Two new executive directors and two new executive general managers have been appointed from outside the Group.  In addition, three new executive general managers have been appointed from within the Group.  The new executive team has outstanding credentials to run the Group.

A number of the executive management positions have been restructured with greater clarity of roles and accountability to better drive the strategic direction and the operational goals of the Group.  The new Managing Director and Chief Executive Officer has formed a Group Executive Committee comprising himself, the executive directors and the executive general managers.  The Group Executive Committee acts as a collegiate body running the total Group and supports the individual divisions.

Integrated governance

During the year under review, considerable attention was given to improving the governance of the Group through improving the quality of reporting to the Board and the development of a more integrated governance system, which aligns the areas of focus for management and the Board.  This has involved a review of the management committees, particularly the management risk committees.  These developments are ongoing and are designed to identify, examine and escalate problem areas so that appropriate action can be taken in a timely manner.

The Board has approved corporate governance guidelines, which set out the specific roles, duties, responsibilities and rights of the directors of the Company.  Each director is expected to have regard to these guidelines in the performance of his or her duties as a director of the Company.

The major processes by which the Board meets its duties are described in this corporate governance statement.

Responsibilities and functions of the Board

The Board has adopted a formal charter that details the functions and responsibilities of the Board, which may be found on the Group’s website at www.nabgroup.com  The most significant responsibilities of the Board are to:

Stakeholder interests

•                  serve in the interests of all stakeholders, being the shareholders, customers, regulators, staff and the communities in the geographic regions in which the Group operates;

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

•                  review, approve and monitor major investment and strategic commitments;

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

•                  review and monitor the reporting to shareholders and regulators, providing objective, comprehensive, factual and timely information to the various markets in which the Company’s shares are listed; and

•                  monitor and receive reports from the Audit Committee in relation to  internal controls and internal and external audit reports;

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

•                  review and approve executive remuneration with the guidance of the Human Resources Committee;

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

Composition of the Board

The Board requires that each of its directors possess unquestionable integrity and character.  The Nomination Committee assists the Board in identifying other appropriate skills and characteristics required for the Board as a whole and the Board’s individual members in order for the Group to fulfil its goals and responsibilities to shareholders and other key stakeholders.

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

The Board is comprised of a majority of independent non-executive directors.  There are three executive directors and ten independent non-executive directors.  The role of Chairman and the role of Managing Director and Chief Executive Officer are held by two separate individuals.  The Chairman is a non-executive director and the Managing Director and Chief Executive Officer is an executive director.  The other executive directors are the Chief Executive Officer, Australia and the Chief Financial Officer.

The skills, experience and expertise of the directors are set out in the report on the directors and officers.

Independence of directors

In judging whether a director is independent for the purposes of services on the Board and Board committees of the Company, the Board has regard to the standards adopted by the Board from time to time to assist it in its regular independence determinations.  These standards reflect the independence requirements of applicable laws, rules and regulations, including the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the corporate governance standards of the New York Stock Exchange, and the US Sarbanes-Oxley Act of 2002.

Directors are required to provide all relevant information to allow a regular assessment of independence.  The fundamental premise of the standards is that an independent director must be independent of management and free to exercise his or her unfettered and independent judgement.

The non-executive directors meet informally on a regular basis, without the Managing Director and Chief Executive Officer, other executive directors and other members of management being present.

The directors considered by the Board to constitute independent directors are identified, along with their period in office, in the report on the directors and officers.

Disclosure of related party transactions is set out in note 50 in the financial report.

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

During the year, the Board undertook a major board renewal program.  In February 2004, Mr Graham J Kraehe was appointed as Chairman, and Mr John M Stewart as Managing Director and Chief Executive Officer, following the retirement of Mr D Charles K Allen as Chairman and non-executive director, and Mr Frank J Cicutto as Managing Director and Chief Executive Officer.

On April 6, 2004, the Chairman announced that the Board was conducting a search for additional non-executive members, particularly with banking and finance sector experience.  This resulted in the appointments of Mr Robert G Elstone, Mr Daniel T Gilbert, Mr Paul J Rizzo, Ms Jillian S Segal and Mr G Malcolm Williamson as independent non-executive directors.  Mr Ahmed Fahour, Chief Executive Officer, Australia and Mr Michael Ullmer, Chief Financial Officer were appointed as executive directors.

The appointment of Mr Michael Chaney as an independent non-executive director in December 2004, and as Chairman in place of Mr Graham J Kraehe on his retirement in September 2005 was also announced.

Also during the year, Dr J Brian Clark, Dr Kenneth J Moss, Dr Edward D Tweddell and Mrs Catherine M Walter resigned as directors.

The Company has formal letters of appointment for each of its directors appointed during the year, setting out the key terms and conditions of the appointments.

The process for re-election of a director is in accordance with the Company’s constitution, which requires that, other than the Managing Director and those directors appointed during the year, one-third (or the nearest number to one-third) are required to retire by rotation at each annual general meeting and are eligible to stand for re-election.  Those directors appointed during the year to fill any vacancy must retire and stand for election.

Prior to each annual general meeting, the Board will assess the performance of each director due to stand for re-election and determine if the Board will recommend to the shareholders that they vote in favour of the re-election, or otherwise, of each such director.  A number of directors have only recently joined the Board and they will stand for election for the first time at the next annual general meeting.  Such directors, having only recently been appointed, were not subject to this performance review process in 2004.

The Board has set a limit of 10 years for which an individual may serve as a director, subject to an annual review after this period.  The Board regards this as an appropriate period of service.  Directors who have served on the Board for an extended period of time have gained valuable experiences, insights and historical perspectives regarding the Group that would not be easily replaced.

The retirement age for directors is fixed by the Company’s constitution at 70 years of age.

Induction and continuing education

Management, working with the Board, provides an orientation program for new directors in order to assist them in fulfilling their duties and responsibilities.  The program includes discussions with the Managing Director and Chief Executive Officer, the other executive directors and management, the provision of reading material, tutorials and workshops.  These include detail on directors’ rights, duties and responsibilities, the Group’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and its internal and external audit.

Management conducts additional presentations and tutorial sessions for directors from time to time regarding the Group, the factors impacting, or likely to impact, on its businesses to assist the non-executive directors in gaining a broader understanding and knowledge of the Group.  Directors are also encouraged to keep up to date on relevant topical issues.

Board meetings

The frequency of Board meetings and directors’ attendance at those meetings is set out in the report on the directors and officers.  Directors are expected to prepare adequately for, attend and participate at Board meetings and meetings of committees.  Some on-site inspections are conducted in relation to which directors are also expected to attend.  The Board meets once each year in Europe, where the Group has a substantial proportion of its assets, and in New Zealand, where there are significant business interests.  The amount of work undertaken is considerable.  The time requirement varies depending on the number of Board committee meetings and controlled entity board meetings a director attends.

Board performance

The Board’s existing governance processes include the regular reviews and evaluation of the performance of the Board with the guidance of the Nomination Committee.  An external expert is regularly engaged to review many aspects of the Board’s activities and to assist in a continuous improvement process to enhance the effectiveness of the Board.  Given the major changes in the composition of the Board during 2004, the external review was deferred until 2005.

The Board also conducts an annual review of individual directors prior to their standing for re-election at the annual general meeting (refer to ‘appointment and re-election of Board members’ above).

Remuneration of directors

The maximum aggregate amount from which non-executive directors may be remunerated is determined by the shareholders.  It is possible that this maximum aggregate amount may not be fully utilised in any one year.  From this amount, the individual directors are remunerated based on a philosophy of compensating the directors at around the upper quartile of the market, having regard to the size and complexity of the Group.

The remuneration of non-executive directors involves all the non-executive directors receiving part of their remuneration in the form of shares in the Company.

The Human Resources Committee (formerly the Compensation Committee), provides guidance to the Board in respect of these matters.

The remuneration policy for the Board and the remuneration of each director is set out in note 51 of the financial report.

Remuneration of senior executives

The Group’s remuneration philosophy for senior executives is to reward high levels of sustained performance and contribution through a pay-for-performance model.

Remuneration comprises fixed and variable remuneration components.  Variable remuneration, also known as ‘at risk’ remuneration, comprises short-term incentives and long-term incentives.  In general, the Group aims to target the upper quartile of the market for remuneration to ensure the attraction and retention of talented senior executives.

The Human Resources Committee provides guidance to the Board in respect of these matters.

The remuneration policy for senior executives is set out in note 51 of the financial report.

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

Financial services are provided to non-executive directors under terms and conditions that would normally apply to the public.  Executive directors are entitled to financial services under terms and conditions that would normally apply to full-time employees.  The provision of financial services to directors is subject to any applicable legal or regulatory restrictions, including the Corporations Act 2001 (Cth) and the US Sarbanes-Oxley Act of 2002.  Refer to note 50 of the financial report for further information.

Access to management

Board members have complete and open access to members of management following consultation with the Chairman, and the Managing Director and Chief Executive Officer.

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

Restrictions on share dealings by directors

Directors, officers and employees are subject to the Corporations Act 2001 (Cth) restrictions on applying for, acquiring and disposing of securities in, or other relevant financial products of, the Company (or procuring another person to do so), if they are in possession of inside information.  Inside information is that information which is not generally available, and which if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the securities in, or other relevant financial products of, the Company.

Further, directors, officers and employees may only trade in the Company’s securities (subject to also complying with applicable law) during each of the eight weeks commencing the day following each half yearly results announcement or the date of issue of a prospectus.  Directors are further required to discuss their intention to trade in the Company’s securities with the Chairman prior to trading.

The directors, officers and employees are also subject to legal restrictions on insider trading in other jurisdictions.

Directors and officers must not trade in the shares of any other entity if inside information on such entity comes to the attention of the director or officer by virtue of holding office as a director or officer of the Company.

Shareholding requirements

Within two months after a director’s appointment, the director is required to hold at least 2,000 shares in the Company.  Non-executive directors are required to receive at least 10% and up to 40% of their annual remuneration in the form of shares in the Company, under the National Australia Bank Staff Share Ownership Plan, which was most recently approved by shareholders at the Company’s annual general meeting in 2003.  Such shares are acquired at market prices.  Executive directors may receive performance options and performance rights over shares as approved by shareholders and, as a staff member, may also receive shares in the Company.

Details of all shareholdings by directors in the Company are set out in the report on the directors and officers and note 51 of the financial report.

Confidential information

The Group has a written policy and fosters an appropriate culture to prevent the disclosure of confidential customer information outside the Group or the use of that information for the financial gain of any other entity (including any entity with which a director has an association).  The directors regard the confidentiality of customer information as highly important.  When the directors are serving on the boards of other companies and undertaking private transactions, they have regard to their confidentiality obligations at all times.

Board and committee agendas

Board and committee agendas are structured to assist the Board to meet its significant responsibilities.  This includes the Board’s consideration of strategy and the achievement of financial and other goals.  This also includes the Board receiving a detailed overview of the performance and significant issues confronting each business unit and support unit and to identify major risk elements for review to ensure that assets are properly valued and that protective strategies are in place.

Directors receive and discuss detailed financial, operational and strategy reports from management.

During the year, clear guidelines were established to enable matters raised by regulators to be promptly and effectively addressed and referred to the Board where necessary.

Board committees

The Board may establish committees as it considers necessary or appropriate to assist it in carrying out its responsibilities.  The Board has established the following committees and has adopted charters setting out the matters relevant to the composition, responsibilities and administration of these committees:

•                  Risk Committee;

•                  Audit Committee;

•                  Nomination Committee; and

•                  Human Resources Committee.

Other matters of special importance in relation to which Board committees are established include consideration of borrowing programs, projects, capital strategies, major investments and commitments, capital expenditure, delegation of authorities to act, and the allocation of resources.

Risk Committee

Membership

The members of the Risk Committee as at December 2, 2004 were:

Mr Peter JB Duncan (Chairman);

Mr Robert G Elstone (joined September 2004);

Mr Paul J Rizzo (joined September 2004); and

Mr John M Stewart (joined February 2004).

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

•                  reviewing the Group’s risk profile within the context of the risk/return profile determined by the Board;

•                  implementing and reviewing risk management and internal compliance and control systems throughout the Group;

•                  reviewing the adequacy and effectiveness of the Group’s compliance management framework;

•                  reviewing the balance sheet risk management framework and strategies;

•                  overseeing the Group’s credit policies;

•                  assessing operational risk limits;

•                  reviewing business risk management;

•                  reviewing country lines of credit; and

•                  reviewing the liquidity policies of the Group.

During the year, considerable attention was given to improving the quality of risk reporting and management in the Group.  This involved a review of the management risk committees.  New charter and modes of operation were developed for the Group Risk Appetite Committee, the Central Risk Management Committee and the Corporate & Institutional Banking Risk Management Committee.  In addition, a new management committee, the Group Operational Risk Committee, was established.

The Risk Committee met on 18 occasions during the year.

The qualifications of the Risk Committee members together with the number of meetings attended by each member during the year are set out in the report on the directors and officers.

More comprehensive details on risk management appear on pages 58 to 63.

Audit Committee

Membership

The members of the Audit Committee as at December 2, 2004 were:

Mr John G Thorn (Chairman) (joined October 2003);

Mr Peter JB Duncan;

Mr Daniel T Gilbert (joined September 2004); and

Mr Paul J Rizzo (joined September 2004).

Subsequent to December 2, 2004, Mr Peter JB Duncan stood down as a member of the Audit Committee.

All members of the Audit Committee must be independent, non-executive directors.  Independence for these purposes is determined in accordance with the standard adopted by the Board, which reflects the independence requirements of applicable laws, rules and regulations, including the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the New York Stock Exchange and the United States Sarbanes-Oxley Act of 2002.

Members are appointed for an initial term of three years.  Membership is reviewed every three years and periodic rotation is encouraged whereby no more than one member each year can resign as a result of periodic rotation.

The Audit Committee must consist of at least three members.  For a period of five days during the year, the Audit Committee had only two members due to timing differences relating to the resignation and appointments of directors.

It is considered appropriate that members of the Audit Committee be financially literate and have a range of different backgrounds, skills and experiences having regard to the operations, and financial and strategic risk profile of the Group.  The Board recognises the importance of the Audit Committee having at least one member with appropriate accounting or financial expertise, as required by applicable laws, best practice guidelines and listing standards.  All members of the Audit Committee are financially literate.

The Chairman of the Board cannot be a member of the Audit Committee.

The qualifications of the Audit Committee members together with the number of meetings attended by each member during the year are set out in the report on the directors and officers.

Audit Committee financial expert

The Board has determined that Mr John G Thorn is an ‘audit committee financial expert’ and is independent as defined in the listing standards of the New York Stock Exchange.  Although the Board has determined that Mr John G Thorn has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members.  He is not an auditor or accountant, does not perform ‘field work’ and is not an employee of the Company.  The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed as an ‘expert’ for any purpose as a result of being identified as an audit committee financial expert.  The Audit Committee is responsible for the oversight of management in the preparation of the Group’s financial statements and financial disclosures.  The Audit Committee relies on the information provided by management and the external auditor.  The Audit Committee does not have the duty to plan or conduct audits or to determine that the Group’s financial statements and disclosures are complete and accurate.  These are the responsibility of management and the external auditor.

Responsibilities and Audit Committee charter

The Audit Committee’s role, responsibilities, composition and membership requirements are documented in the Audit Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com  The charter is reviewed at least annually.

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

The Audit Committee met on 15 occasions during the year.

The Audit Committee has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at the Company’s expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties.

External auditor

The Audit Committee is responsible for the selection, evaluation, compensation and, where appropriate, replacement of the external auditor, subject to shareholder approval where required.  Responsibilities of this nature are a departure from the Australian Stock Exchange Corporate Council Principles of Good Corporate Governance and Best Practice Recommendations which provide that the Audit Committee should recommend to the Board the appointment and removal of the external auditor.  The reason for the departure is that US laws and regulations require that these responsibilities rest with the Audit Committee.

During the year, the Company announced that it intended to change its external auditor, subsequent to the year ended September 30, 2004.  The Audit Committee then undertook a thorough process to select a new auditor to commence from the 2005 year.  In July 2004, the Chairman of the Audit Committee announced that Ernst & Young had been selected to become the new external auditor of the Group.  Shareholders will be asked to approve the appointment of the new external auditor at the Company’s annual general meeting on January 31, 2005.

The Audit Committee is to ensure that the external lead audit partner and concurring review partner are rotated off the Group’s audit after no more than five years and are not reassigned to the Group’s audit for at least five years.

The Audit Committee meets with the external auditor throughout the year to review the adequacy of the existing external audit arrangements with particular emphasis on the scope, quality and independence of the audit.  The Audit Committee meets with internal audit representatives, the external auditor and the consulting actuary separately, without the presence of management, at least annually.

The Audit Committee receives assurances from the external auditor and the consulting actuary that they meet all applicable independence requirements.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 19 in the ‘business overview’ section.

Audit Committee pre-approval policies and procedures

The Audit Committee is responsible for the oversight of the work of the external auditor.  To assist it in discharging its oversight responsibility, the Audit Committee has adopted an External Auditor Independence Policy which requires it, among other things, to pre-approve all audit and non-audit services to be provided by the external auditor.  The External Auditor Independence Policy incorporates auditor independence requirements of applicable laws, rules and regulations and has been promulgated throughout the Group.

In accordance with the External Auditor Independence Policy, the external auditor may only provide a service to the Group if:

(i)             the external auditor is not prohibited from providing that service by applicable auditor independence laws, rules and regulations;

(ii)          in the opinion of the Audit Committee, the service does not otherwise impair the independence of the external auditor;

(iii)       in the opinion of the Audit Committee, there is a compelling reason for the external auditor to provide the service; and

(iv)      the service is specifically pre-approved by the Audit Committee.

The Audit Committee may set an annual fee limit for each type of audit or non-audit service to be provided by the external auditor.  Unless the Audit Committee approves otherwise, the fees paid or due and payable to the external auditor for the provision of non-audit services in any financial year must not exceed the fees paid or due and payable to the external auditor for audit services in that year.

The Audit Committee may delegate to the Audit Committee Chairman or any other member of the Audit Committee the authority to pre-approve audit and non-audit services to be provided by the external auditor.  The decision of any delegate to specifically pre-approve any audit or non-audit service is presented to the Audit Committee at its next scheduled meeting.  The Audit Committee has delegated the authority to pre-approve audit and non-audit services to the Audit Committee Chairman.

Details of the services provided by the external auditor to the Group and the fees paid or due and payable to the external auditor for those services are set out in the report on the directors and officers and note 52 in the financial report.

Confidential financial submissions

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.  It is a responsibility of the Audit Committee to ensure that employees can make confidential, anonymous submissions regarding such matters (refer to the ‘Whistleblower Protection Program’ section on page 79 for further information).

Nomination Committee

Membership

The Nomination Committee’s members as at December 2, 2004 were:

Mr Graham J Kraehe (Chairman);

Mr Peter JB Duncan;

Mr Robert G Elstone (joined September 2004);

Mr Ahmed Fahour (joined October 2004);

Mr Daniel T Gilbert (joined September 2004);

Mr Paul J Rizzo (joined September 2004);

Ms Jillian S Segal (joined September 2004);

Mr John M Stewart;

Mr John G Thorn (joined October 2003);

Mr Geoffrey A Tomlinson;

Mr Michael J Ullmer (joined October 2004); and
Mr G Malcolm Williamson (joined May 2004),
acting in committee.

Subsequent to December 2, 2004, Mr Michael Chaney joined the Nomination Committee.

The Nomination Committee has authority from the Board to sub-delegate its authority to a Sub-Committee, comprised of a minimum of three members of the Nomination Committee, to examine, review, consider and recommend such matters, relevant to the Nomination Committee charter, as the Nomination Committee may consider appropriate from time to time.  During the year, a Nomination Sub-Committee was established to assist the Nomination Committee and the Board in the selection of directors as part of the board renewal program.

The number of meetings attended by each member during the year is set out in the report on the directors and officers.

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

•                  monitor, review and make recommendations to the Board as necessary and appropriate regarding the objectives for and assessment of the performance of the Managing Director and Chief Executive Officer, Chief Executive Officer, Australia and Chief Financial Officer;

•                  review and make recommendations to the Board as appropriate, with regard to:

•                  the size and composition of the Board;

•                  the criteria for Board membership and desirable qualifications, experience and domicile for individual new appointees to the Board;

•                  the induction program for new directors;

•                  the continuing education program for directors; and

•                  identification of potential candidates for appointment to the Board; and

•                  review the Nomination Committee’s charter, as well as its composition, annually.

Succession planning

The Nomination Committee reviews the succession planning for the Board and senior management and reports to the Board on such issues.

Human Resources Committee

Membership

The Human Resources Committee’s (formerly the Compensation Committee) members as at December 2, 2004 were:

Mr Geoffrey A Tomlinson  (Chairman) (joined August 2004);

Ms Jillian S Segal (joined September 2004); and

Mr John G Thorn (joined November 2003).

The number of meetings attended by each member during the year is set out in the report on the directors and officers.

Responsibilities and Human Resources Committee charter

The Human Resources Committee’s role, responsibilities, composition and membership requirements are documented in a Human Resources Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com

The responsibilities of the Human Resources Committee are to:

•                  monitor, review and recommend to the Board, as necessary and appropriate:

•                  the remuneration, superannuation and incentive policies and arrangements for the Managing Director and Chief Executive Officer and for senior executives who report directly to the Managing Director and Chief Executive Officer;

•                  the remuneration arrangements for non-executive directors on the Board;

•                  the recruitment, retention and termination policies and procedures for senior executives;

•                  key executive appointments and executive succession planning (including one or more reports and presentations to the Board each year); and

•                  oversee the general remuneration strategy of the Group; and

•                  monitor the culture and reputation and review the behavioural standards of the Group on a regular basis, and report and submit recommendations to the Board.

The Human Resources Committee has delegated authority from the Board to approve:

•                  changes to the factors regarding the measurement of short-term performance, which impacts incentives and the  EVA® share plan;

•                  incentive pool amounts for general incentive programs;

•                  offers under existing share, option and performance rights plans, including setting the terms of issue and approving the issue of securities in the Company in connection with such offers (within the aggregate number of securities approved by the Board); and

•                  fees payable to non-executive directors of controlled entity boards of the Company.

EVA® is a registered trademark of Stern Stewart & Co.

Performance review

The Board reviews performance and sets the remuneration package applicable to the Managing Director and Chief Executive Officer, the Chief Executive Officer, Australia and the Chief Financial Officer, following recommendations from the Human Resources Committee.  This performance review involves meeting established performance-based criteria structured on increasing shareholder value.

The remuneration policy for senior executives is set out in note 51 of the financial report.

Controlled entities

The activities of every company in the Group are overseen by their own board of directors.

Directors of each of these controlled entities are provided with Corporate Governance Guidelines, which have been approved by the Board.  The Corporate Governance Guidelines set out the specific roles, duties, responsibilities and rights of the directors of controlled entities.  Such guidelines set out the key expectations that the Board would have of the boards of controlled entities.  The guidelines have been specifically tailored for the different types of entities depending on the nature of their business and their activities.

Mr Geoffrey A Tomlinson is the Chairman of National Wealth Management Holdings Limited, and certain wealth management controlled entities, due to his in-depth background and expertise in wealth management and insurance business.  Mr G Malcolm Williamson is the Chairman of National Australia Group Europe Limited and of Clydesdale Bank PLC and Yorkshire Bank PLC.  Directors of controlled entities are normally selected from among the outstanding business people in the local market in which the entities operate.  A primary pre-requisite to the Board having confidence in the activities of a controlled entity board is to have a high quality controlled entity board with a commitment to the Group’s objectives.  There is a standing invitation to all of the Company’s directors to attend any board meeting of a controlled entity through consultation with the Chairman.  Such visits are undertaken to develop a broader understanding of the Group’s total operations.

Communicating with shareholders

Strategy

The Group aims to be open and transparent with all stakeholders, including the owners of the business – the shareholders (direct and indirect).  Plain English communications and easy access to company information are important objectives of the Company’s communications strategy.  Information is communicated to shareholders regularly through a range of forums, publications and online.  These include:

•                  the Company’s annual general meeting, which will be held in Melbourne on January 31, 2005;

•                  notices and explanatory memoranda of annual general meetings;

•                  the concise annual report (unless a shareholder has requested not to receive this);

•                  the annual financial report (for those shareholders who have requested a copy);

•                  disclosures to the stock exchanges in Australia, London, New York, New Zealand and Tokyo, and to ASIC and the US SEC;

•                  letters from the Managing Director and Chief Executive Officer or the Chairman to specifically inform shareholders of key matters of interest;

•                  during the year the Chairman wrote to shareholders to advise them of the unauthorised foreign currency options trading matter and subsequent actions taken by the Board and of the steps being taken to overhaul the membership of the Board.  The reports of PricewaterhouseCoopers and APRA into the unauthorised foreign currency options trading and the Company’s response to these reports were placed on the Group’s website at  www.nabgroup.com  For further information refer to the ‘report on the directors and officers’ on page 84; and

•                  the Group’s website at www.nabgroup.com, where there is a Shareholder Centre which includes access to Company announcements, media releases and investor presentations.

In addition to the registered shareholders, there are many thousands who have invested indirectly through the Group’s funds management products, and through the funds management products of a large number of organisations.  The Group encourages these beneficial owners to take an active interest in the affairs of the Group by visiting the Group’s website at www.nabgroup.com  Beneficial owners and others may also access the Shareholder Centre.  Shareholders are encouraged to address questions to the Chairman, which will be responded to at the annual general meeting.

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

Continuous disclosure

The Board’s policy is that shareholders are informed of all major developments that impact on the Group.  There is a detailed continuous disclosure policy in place, which is intended to maintain the market integrity and market efficiency of the Company’s shares listed on international stock exchanges.  The Company has established written policies and procedures designed to manage the Company’s compliance with the continuous disclosure obligations imposed by the various stock exchanges on which the Company’s securities are listed (including the ASX) and to attribute accountability at a management level for that compliance.

Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

The Company believes that throughout the 2004 year, it has complied with all of the Recommendations contained in the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, with the exception of:

•                  the Code of Conduct was placed on the Company’s website on July 27, 2004, and was therefore not publicly available for the full financial year, as recommended;

•                  the Insider Trading Policy was placed on the Company’s website on November 11, 2003, and was therefore not publicly available for the full financial year, as recommended;

•                  during the period from August 28, 2004 to September 1, 2004 (inclusive), the Audit Committee was comprised of two members, rather than three members as recommended.  No actions were taken by the Audit Committee during that period;

•                  a performance review of the full Board did not take place during the 2004 year due to the major changes in the composition of the Board during the year; and

•                  under Recommendation 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer, and the Chief Financial Officer are required to state to the Board in writing that the certifications they give to the Board under Recommendation 4.1 (as to the integrity of the Company’s financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.  The certifications given by the Managing Director and Chief Executive Officer, and the Chief Financial Officer refer to the matters arising from their evaluation of the Company’s disclosure controls and procedures as set out on page 63 of this annual financial report, being the discovery of unauthorised trading in foreign currency options, reporting of non-accrual loans and 90 days past due loans, cross-border outstandings, and organisational and cultural change.

Comparison of the Company’s practices with the New York Stock Exchange Corporate Governance Standards

The New York Stock Exchange recently instituted a broad regime of corporate governance requirements for New York Stock Exchange listed companies.  Under section 303A of the New York Stock Exchange Listing Manual (the New York Stock Exchange Corporate Governance Standards), non-US companies are permitted to follow the corporate governance requirements of their home country in lieu of the requirements of the New York Stock Exchange Corporate Governance Standards, except for certain requirements pertaining to audit committees, and certain disclosure obligations.  One of those disclosure obligations is to compare the corporate governance practices of the Company with those required of domestic US companies under the New York Stock Exchange Corporate Governance Standards, and to disclose significant differences.  The significant differences identified are as follows:

•                  Audit Committee – since the Company is not required to prepare annual proxy statements under US law, the Company does not prepare an audit committee report for inclusion in such annual proxy statements.  Further, the Risk Committee, rather than the Audit Committee, has responsibility for the discussion of policies with respect to risk assessment and risk management;

•                  Nomination Committee – the Nomination Committee is not composed solely of independent directors; and

•                  Equity compensation plans – the Company is not required under Australian law to provide shareholders with the opportunity to vote on new equity compensation plans.  It is also not required by Australian law to provide shareholders with the opportunity to vote on material revisions to existing equity compensation plans (as listed in note 38 to the financial report) other than in respect of certain changes to the terms of options that require shareholder approval under ASX Listing Rule 6.23.  However, the issue of shares to directors (whether pursuant to an equity compensation plan or otherwise) is subject to approval of shareholders.

Additionally, the Company sought and obtained shareholder approval in 2002 for the purposes of ASX Listing Rule 7.2 so that issues of securities under certain equity compensation plans are excluded from the calculation of whether the Company has issued share capital in excess of the 15% limit imposed by ASX Listing Rule 7.1.  However, this is not mandatory as a company may choose to not have the plans approved in this way.

Ethical standards

During the year, the Board worked with management to develop a new set of Corporate Principles, which are to be used as the basis for the Group’s core beliefs and values.  The five principles are:

•                  we will be open and honest;

•                  we take ownership and hold ourselves accountable (for all of our actions);

•                  we expect teamwork and collaboration across our organisation for the benefit of all stakeholders;

•                  we treat everyone with fairness and respect; and

•                  we value speed, simplicity and efficient execution of our promises.

A range of activities have and will continue to be introduced throughout the Group to provide a deeper understanding of the new Corporate Principles. Measures will also be introduced to monitor whether employees are living these principles and behaving appropriately and consistently.

A new reward strategy and a new performance management process that are aligned to the Group’s principles have been developed and will form the basis of the way employees’ performance will be measured and rewarded from the 2005 year.

The Corporate Principles are reinforced by the Company’s Code of Conduct, which requires the observance of strict ethical guidelines.  The Code of Conduct applies to all employees of the Group, as well as to directors, and temporary workers.  In addition, the Board charter also governs the conduct of the Board and each director.  The Code of Conduct covers:

•                  personal conduct;

•                  honesty;

•                  relations with customers;

•                  prevention of fraud;

•                  financial advice to customers;

•                  conflict of interest; and

•                  disclosure.

The Group regularly reviews its relationships with the external suppliers of goods and services.  Organisations with high ethical standards are favourably considered.  Where there is transition of management between the Group and major suppliers or customers, appropriate confidentiality and independence issues are addressed in both principle and process.

The Board supports the code of conduct issued by the Australian Institute of Company Directors.

In addition, the Group has adopted a Code of Conduct for financial professionals which applies to the Managing Director and Chief Executive Officer, Chief Financial Officer and all employees serving in finance, accounting, tax or investor relations roles.  This code of conduct is available on the Group’s website at www.nabgroup.com

The Company strongly supports the Code of Banking Practice 2003 of the Australian Bankers’ Association, which includes:

•                  major commitments and obligations to customers;

•                  principles of conduct; and

•                  the roles and responsibilities of an independent external body, the Code of Compliance Monitoring Committee, which investigates complaints about non-compliance.

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

Report on the directors and officers

Directors

The Board of directors (the Board) has power to appoint persons as directors to fill any vacancies.  Other than the Managing Director and those directors appointed during the year, one-third (or the nearest number to) are required to retire by rotation at each annual general meeting and are eligible to stand for re-election together with those directors appointed during the year to fill any vacancy who must retire and stand for election.

Details of directors of the Company in office as at December 2, 2004, and each director’s qualifications, experience and special responsibilities are below:

Mr Graham J Kraehe

AO, BEc, FAICD

Mr Kraehe was appointed Chairman in February 2004 and has been a non-executive director since 1997.  He is the Chairman of the Nomination Committee.

Experience

38 years in the wine, automotive and diversified manufacturing industries.  Managing Director of Pacifica Limited from 1985 until 1994.  Managing Director and Chief Executive Officer of Southcorp Limited from 1994 until early 2001.

Directorships of listed entities within the last three years

Chairman of Bluescope Steel Limited – director since May 2002 and director of Djerriwarrah Investments Limited since July 2002.  He was a director of Brambles Industries from December 2000 to March 2004 and a director of The News Corporation Limited from January 2001 to April 2004.

Mr Peter JB Duncan

BE (Chem) (1st Class Hons), DBS (with Distinction)

Mr Duncan was appointed a non-executive director in 2001.  He is Chairman of the Risk Committee and is a member of the Audit Committee and the Nomination Committee.

Experience

36 years with Royal Dutch/Shell Group of companies, including senior finance and general management positions in Australia, New Zealand, South America, Europe and South East Asia.  He was Chairman of the Shell Group of Companies in Australia and New Zealand.  Former Chairman of the Australian Institute of Petroleum.

Directorships of listed entities within the last three years

Orica Limited since June 2001 and GasNet Australia Limited since October 2001.  Director of Woodside Petroleum Limited from May 1999 to February 2002.

Other directorships

Commonwealth Scientific and Industrial Research Organisation (CSIRO).  Chairman of Scania Australia Pty Limited.  President of the Australian German Association.

Mr Robert G Elstone

BA (Hons), MA (Econ), MCom

Mr Elstone was appointed as a non-executive director in September 2004.  He is a member of the Risk Committee and the Nomination Committee.

Experience

24 years in financial and senior management roles and has been Managing Director and Chief Executive Officer of SFE Corporation since 2000.  Formerly Finance Director of Pioneer International Limited from 1995 to 2000 and Chief Financial Officer of Air New Zealand Limited from 1991 to 1994.  Mr Elstone is an Honorary Fellow of the Finance and Treasury Association and has completed the senior development programmes at the Harvard and Stanford business schools.

Directorships of listed entities within the last three years

SFE Corporation since May 2000.

Other directorships

SFE Corporation related entities, including the Sydney Futures Exchange, SFE Clearing Corporation and Austraclear Limited.

Mr Ahmed Fahour

BEc (Hons), MBA

Mr Fahour was appointed as Chief Executive Officer, Australia in September 2004 and an executive director in October 2004.  He is a member of the Nomination Committee.

Experience

17 years in economics and finance, most recently as Chief Executive Officer, Australia and New Zealand, Citigroup in 2004, and he held senior management positions in Citigroup from 2000 to 2003.  Previously Managing Director, iFormation Private Equity Group and a director of the Boston Consulting Group from 1995 to 1999.

Other directorships

Rip Curl Group Pty Ltd since July 2004.

Mr Daniel T Gilbert

LLB

Mr Gilbert was appointed a non-executive director in September 2004.  He is a member of the Audit Committee and the Nomination Committee.

Experience

30 years in commercial law, specialising in technology and corporate law.  Currently Managing Partner of Gilbert + Tobin, which he co-founded in 1988.

Other directorships

Chairman of the Australian Film, Television and Radio School.  Director of Bangarra Dance Theatre.

Mr Paul J Rizzo

BCom, MBA

Mr Rizzo was appointed a non-executive director in September 2004.  He is a member of the Audit Committee, the Risk Committee and the Nomination Committee.

Experience

36 years in banking and finance.  Formerly Dean and Director of Melbourne Business School from 2000 to 2004, Group Managing Director, Finance and Administration, Telstra Corporation Limited from 1993 to 2000, senior roles at Commonwealth Bank of Australia from 1991 to 1993, Chief Executive Officer of State Bank of Victoria in 1990 and 24 years with Australia and New Zealand Banking Group from 1966 to 1990.

Directorships of listed entities within the last three years

Bluescope Steel Limited since May 2002.  He was a director of NM Rothschild Australia Holdings Ltd from 2001 to 2003.

Other directorships

Consultant director to Mallesons Stephen Jaques.

Ms Jillian S Segal

BA, LLB, LLM (Harvard)

Ms Segal was appointed a non-executive director in September 2004.  She is a member of the Human Resources Committee (formerly the Compensation Committee) and the Nomination Committee.

Experience

24 years as a lawyer and regulator, most recently at the Australian Securities & Investments Commission from 1997 to 2002 as Commissioner and then Deputy Chairman and as Chairman of the Board of the Banking & Financial Services Ombudsman from 2002 to 2004.  In 2002 she was a Panel Member of the Dawson Review into Trade Practices Act.

She was an environmental and corporate partner and consultant at Allen Allen & Hemsley and worked for Davis Polk & Wardwell in New York.

Directorships of listed entities within the last three years

Australian Stock Exchange Limited since July 2003.

Other directorships

Member of the Australia Council’s Major Performing Arts Board.

Mr John M Stewart

BA, ACII, FCIB

Mr Stewart was appointed Managing Director and Chief Executive Officer in February 2004 and has been an executive director since August 2003.  He is a member of the Risk Committee and the Nomination Committee.

Experience

26 years in banking and finance in the United Kingdom including four years as Group Chief Executive of Woolwich PLC until its acquisition by Barclays PLC in 2000 when he was appointed Deputy Group Chief Executive of Barclays PLC.

Mr John G Thorn

FCA

Mr Thorn was appointed a non-executive director in October 2003.  He is Chairman of the Audit Committee and a member of the Human Resources Committee and the Nomination Committee.

Experience

37 years in professional services with PricewaterhouseCoopers, over 20 years as a partner responsible for significant international and Australian clients.  Australian National Managing Partner and a member of the Global Audit Management Group until 2003.

Directorships of listed entities within the last three years

Caltex Australia Limited since June 2004 and Salmat Limited since September 2003.

Mr Geoffrey A Tomlinson

BEc

Mr Tomlinson was appointed a non-executive director in 2000.  He is Chairman of National Wealth Management Holdings Limited.  He is Chairman of the Human Resources Committee and a member of the Nomination Committee.

Experience

29 years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Directorships of listed entities within the last three years

Chairman of Funtastic Limited – director since May 2000 and Programmed Maintenance Services Limited – director since August 1999.  Deputy Chairman of Hansen Technologies Limited, director since March 2000 and a director of Amcor Limited since March 1999 and Mirrabooka Investments Limited since February 1999. He was a director of Reckon Limited from June 1999 to August 2004, Lako Pacific Limited from March 2000 to June 2002 and Neverfail Springwater Limited from April 1999 to September 2003.

Mr Michael J Ullmer

BSc (Maths) (Hons), FCA, FAIBF, ASA

Mr Ullmer was appointed Chief Financial Officer in September 2004 and an executive director in October 2004.  He is a member of the Nomination Committee.

Experience

32 years in banking and finance, including seven years with Commonwealth Bank of Australia as Group Executive, Institutional and Business Services from 2002 to 2004 and Group Executive, Financial and Risk Management from 1997 to 2002.  Formerly Partner of Coopers & Lybrand from 1992 to 1997 and 20 years with KPMG including partner from 1982 to 1992.

Other directorships

Director of Sydney Symphony Orchestra.

Mr G Malcolm Williamson

Mr Williamson was appointed a non-executive director in May 2004.  He is a member of the Nomination Committee and is a non-executive chairman of National Australia Group Europe Limited and on the boards of the Company’s main controlled entity boards in Europe.

Experience

37 years in banking and finance in the United Kingdom and the United States.  He served with Barclays Bank PLC from 1957 to 1985, reaching the position of Regional General Manager, London.  This was followed by a period as a member of the Post Office board and Managing Director of Girobank PLC.  In 1989 he joined Standard Chartered PLC and became Group Chief Executive.  In 1998 he moved to the United States and took up the role of President and Chief Executive Officer of Visa International, which he held until 2004.

Directorships of listed entities within the last three years

Chairman, CDC Group PLC since July 2004, Chairman, Brittanica Group PLC since October 2004 and non-executive director, Securicor PLC since April 2004.

Secretaries of the Company

Details of company secretaries of the Company in as at December 2, 2004, and each company secretary’s qualification and experience are below:

Mr Garry F Nolan

MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)

Joined the Group in 1970 and has held the position of Company Secretary since 1992.  He has senior management experience in financial management, capital markets, corporate strategy, new business development, corporate restructuring, board affairs, corporate governance, shareholder services and globalisation of business.  The Company Secretary advises and supports the Board and is the Chief Governance Officer.

Mr Brendan T Case

BEc, GDipAppFin, Dip Fin Plan, CPA, ACIS, ASIA

Joined the Group in 1997 and has held the position of Associate Company Secretary since 2003.  He is Head of the Risk Committee and the Audit Committee Secretariat.

Ms Susan E Crook

BA, LLB, MBA, FCIS, FSIA, MAICD

Joined the Group in 2000 as Associate Company Secretary and Head of the Australian Secretariat.  She is responsible for the Australian head office companies.  She is the current National President of Chartered Secretaries Australia.

Board changes

In February 2004, Mr Graham J Kraehe was appointed as Chairman and Mr John M Stewart as Managing Director and Chief Executive Officer.  Also in February 2004, Mr D Charles K Allen resigned as Chairman and non-executive director and Mr Frank J Cicutto resigned as Managing Director and Chief Executive Officer.

On April 6, 2004, the Chairman announced that a process of Board renewal would be undertaken.  As a result, Mr Robert G Elstone, Mr Daniel T Gilbert, Mr Paul J Rizzo, Ms Jillian S Segal and Mr G Malcolm Williamson were appointed as non-executive directors during the year.  Further, in October 2004 Mr Ahmed Fahour and Mr Michael J Ullmer were appointed as executive directors.

Also during the year, Dr J Brian Clark, Dr Kenneth J Moss, Dr Edward D Tweddell and Mrs Catherine M Walter resigned as non-executive directors.

Further, Mr Michael Chaney was appointed to the Board as a non-executive director in December 2004 and will be appointed Chairman in September 2005.

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

The Company has, under deeds of settlement and release, indemnified former officers, Mr Cicutto, Mr Laing and Mr R McKinnon in respect of reasonable costs and expenses arising from defending certain claims and proceedings that may arise with respect to their employment with the

Company.  For more detailed summaries of the deeds of settlement and release, refer to pages 245 to 246.

Directors’ and officers’ insurance

During the year, the Company, pursuant to Article 21, paid a premium for a contract insuring all directors, secretaries, executive officers and officers of the Company and of each related body corporate of the Company.  The insurance does not provide cover for the independent auditors of the Company or of a related body corporate of the Company.

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

Review of operations and group results

Financial performance

Net profit attributable to members of the Company of $3,177 million in 2004, decreased $778 million or 19.7% compared with 2003.  Net profit of $3,551 million in 2004, decreased $396 million or 10.0% compared with 2003.

Significant items are those individually significant items included in net profit.  The current year result included the following after tax significant items:

•      foreign currency options trading losses of $252 million (refer to ‘significant changes in the state of affairs’ for further information);

•      write-down of impaired application software of $307 million;

•      charge to provide for doubtful debts of $204 million as a result of a revision of an accounting estimate;

•      net profit of $315 million on sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC; and

•      net profit of $64 million on write-back of a provision for costs related to the sale of SR Investment, Inc.

The 2003 result included no significant items.

Net profit attributable to members of the Company before significant items of $3,561 million in 2004, decreased $394 million or 10.0% compared with 2003.

Net interest income of $7,191 million in 2004, was $228 million or 3.1% lower than 2003.  This was driven by a decrease in the net interest margin from 2.53% to 2.35%, partly offset by lending growth.  The fall in margin largely resulted from the strong growth in lower margin mortgages and fixed rate lending within the retail banking business, as well as a reduction in contribution from the Markets and Specialised Finance divisions of Corporate & Institutional Banking.

Net life insurance income increased by $568 million from $444 million in 2003 to $1,012 million in 2004.  This was driven by an increase in investment earnings resulting from improved performance in global equity markets and favourable claims experience, partially offset by an increase in policy liabilities.

Other banking and financial services income of $4,831 million in 2004, was $179 million or 3.6% lower than 2003.  This outcome reflects:

•      lower trading income;

•      a reduction in money transfer fees;

•      the negative impact of the Reserve Bank of Australia credit card interchange fee reform in Australia effective October 31, 2003;

•      lower dividend income following the sale of strategic shareholdings in January 2004;

•      the inclusion in the prior year of a one-off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares;

•      flat loan fees from banking; and

•      growth in the Fleet Management and custody businesses following recent acquisitions.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $137 million in 2004, an improvement of $23 million from 2003, impacted by the effect of assumption and experience changes underlying the valuation, and the impact of the Group’s election to consolidate under the Australian tax consolidations regime.

Personnel, occupancy and general expenses of $6,812 million in 2004, were $458 million or 7.2% higher than 2003.  This outcome reflects:

•      increased costs associated with the European defined pension funds, partly offset by a superannuation contribution holiday in Australia reducing Australian defined contribution superannuation expenses;

•      higher personnel costs (excluding pensions) reflecting salary increases and growth in staffing levels;

•      growth in costs associated with major Group-wide projects – Basel II and International Financial Reporting Standards;

•      higher occupancy costs as a result of annual rent increases and relocation costs;

•      increased advertising and marketing costs, including the sponsorship of the 2006 Melbourne Commonwealth Games;

•      higher software amortisation across the business reflecting prior year investment in infrastructure; and

•      $22 million (after tax) write-off of development work associated with the Integrated Systems Implementation program in the first half.

The charge to provide for doubtful debts (before significant items) of $559 million in 2004, was $74 million or 11.7% lower than 2003.  The charge was favourably impacted by the continued focus on credit quality across the business.

Income tax expense relating to ordinary activities of $1,190 million in 2004, was $491 million or 29.2% lower than 2003.  Income tax expense has been impacted by Wealth Management products and international activities, to which a wide range of tax rates are applied.  In addition, the decision to elect to consolidate under the Australian tax consolidation regime resulted in a tax benefit of $150 million recognised in the 2004 year, due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management business.  Further, the income tax expense has been impacted by the decision not to book a tax benefit on the interest expense relating to exchangeable capital units following the receipt of an Australian Taxation Office assessment.

Financial position

Total assets at September 30, 2004 increased to $411,309 million from $397,471 million at September 30, 2003.  Excluding the impact of exchange rate movements, total assets (in Australian dollar terms) grew $9,600 million or 2.4% during the year.

The growth in total assets was primarily driven by the growth in net loans and advances, investment securities and investments relating to the life insurance business, which offsets declines in due from other financial institutions, due from customers on acceptances, trading derivatives and available for sale securities.  Net loans and advances increased $22,101 million or 9.8% from $225,735 million at September 30, 2003 to $247,836 million at September 30, 2004.  Excluding the effect of exchange rate movements, net loans and advances increased by $19,086 million or 8.3% during the year.  This increase primarily reflects strong growth in housing lending across all regions and solid other term lending growth.

Total liabilities at September 30, 2004 increased to $381,543 million from $370,260 million at September 30, 2003.  Excluding the impact of exchange rate movements, total liabilities (in Australian dollar terms) increased $7,226 million or 1.9% during the year.

The growth in total liabilities was primarily driven by growth in deposits and other borrowings, as well as bonds, notes and subordinated debt and life insurance policy liabilities, which offset declines in due to other financial institutions, liability on acceptances and trading derivatives.  Deposits and other borrowings increased by $19,558 million or 9.7% to $220,752 million at September 30, 2004, compared with $201,194 million at September 30, 2003.  Excluding the effect of exchange rate movements, deposits and other borrowings increased by $17,390 million or 8.6% during the year.  The increase primarily relates to growth in term deposits, as well as an increase in other borrowings relating to commercial paper.  Bonds, notes and subordinated debt increased by $8,316 million or 34.3% to $32,573 million at September 30, 2004.  This increase reflects an increase in the issue of Euro and subordinated medium-term notes, as a result of the Group’s increased capital requirements.

Total equity in the Group increased from $27,211 million at September 30, 2003 to $29,766 million at September 30, 2004.  Total parent entity interest in equity increased by $1,493 million from $24,407 million at September 30, 2003 to $25,900 million at September 30, 2004.  The movement in total equity was impacted by an increase in contributed equity of $463 million to $10,191 million (2003: $9,728 million), reflecting share issues and dividend reinvestment of $1,355 million, including the underwriting of the dividend reinvestment plan, partially offset by $162 million impact of the on-market share buy-back of ordinary shares and $730 million on the buy-back of preference shares (refer to ‘significant changes in the state of affairs’ for further information).  Further, the reserves balance increased by $301 million to $1,194 million (2003: $893 million), primarily reflecting positive movements in the foreign currency translation reserve.  In addition, the movement in total equity included an increase in retained profits of $729 million to $14,515 million and an increase in outside equity interest of $1,062 million.

For a more detailed review of the operations of the Group, and the results of those operations, refer to pages 3 to 68 of this annual financial report.

Dividends

The directors declared a final dividend of 83 cents per fully paid ordinary share, 100% franked, which was paid on December 8, 2004.  The payment amount was estimated to be $1,287 million as at December 2, 2004.

Dividends paid since the end of the previous financial year:

•      the final dividend for the year ended September 30, 2003 of 83 cents per fully paid ordinary share, fully franked, paid on December 10, 2003.  The payment amount was $1,250 million; and

•      the interim dividend for the year ended September 30, 2004 of 83 cents per fully paid ordinary share, fully franked, paid on July 14, 2004.  The payment amount was $1,253 million.

Information on the dividends paid and declared to date is contained in note 7 in the financial report.

The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.  For non-resident shareholders of the Company for Australian taxation purposes, the unfranked portion of the dividend will be paid from the Company’s foreign dividend account.  Accordingly, for non-resident shareholders the unfranked portion of the dividend will not be subject to Australian withholding tax.

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

Significant changes in the state of affairs

Foreign currency options losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.  The Company took steps to manage the options trading position and a third party investigation into this matter was conducted by PricewaterhouseCoopers (refer below).  The Company also responded to related requests for information from Australian and UK authorities and regulators and the United States SEC.

Based on its assessment, the Company announced a total loss of $360 million before tax, or $252 million after tax, arising from the unauthorised foreign currency options trading.  This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.  The Company recognised the total losses during the 2004 year.

The key points from the PricewaterhouseCoopers ‘Investigation into foreign exchange losses at National Australia Bank’ report dated March 12, 2004 included:

•      the total loss arising from foreign currency options trading announced on January 27, 2004 was $360 million;

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

•      there was not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems;

•      warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon; and

•      the Board had overall responsibility for corporate governance, including safeguarding stakeholder interests and reviewing and monitoring risk management and compliance.

The complete PricewaterhouseCoopers report is available on the Group’s website at www.nabgroup.com

APRA has also provided to the Company a report on its investigation into irregular currency options trading.  That report identified problems and issues in respect of management supervision, adherence to risk management systems and controls, internal governance procedures and the culture of the Company similar to those described above.

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

•      Market risk – reporting lines in, and responsibilities of, the Market Risk and Prudential Control (MR&PC) role are required to be streamlined in order to ensure that adequate attention is devoted to market risk issues; roles and responsibilities in MR&PC are required to be clarified and confer an unambiguous mandate; and the process surrounding the approval of product usage authorities is to be reviewed to ensure that all relevant risk management issues are covered;

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

The complete APRA report is available on the Group’s website at www.nabgroup.com

Following the release of the PricewaterhouseCoopers and APRA reports, the Board announced a four point action plan to fully address all of the issues associated with the foreign currency options trading losses:

Board changes:

•      the Board accepted that it was ultimately responsible for the culture and reputation of the Company;

•      the Company’s former Chairman, Mr D Charles K Allen, and former Managing Director and Chief Executive Officer, Mr Frank J Cicutto, have both resigned;

•      the Board has appointed additional directors with banking experience (refer to ‘Board changes’ on page 82);

•      the Board, through its Risk Committee, has endorsed a revised governance framework for the management risk committees within Corporate & Institutional Banking; this has included common guiding principles, strengthening of the charters, common operating procedures, increased market risk representation, and a defined risk monitoring, approval and oversight process; and

•      the Board is enhancing existing governance processes including the annual review of Board performance (refer to corporate governance – Board performance section on page 72) and the review of individual directors prior to their standing for re-election at the annual general meeting (refer to corporate governance – appointment and re-election of Board members on page 71).

Management changes:

•      primary responsibility for the unauthorised trading in foreign currency options rests with four members of the foreign currency options desk and they were summarily dismissed from the Company.  The former Head of Foreign Exchange in the Markets division, who was the direct supervisor of the four traders, was also dismissed;

•      a number of other employees within the Company were transferred or counselled as a result of the events surrounding the unauthorised foreign currency options trading; and

•      the employment of certain individuals was also reviewed.  Those who left the Company include: the former Executive General Manager, Corporate & Institutional Banking, Mr Ian F Scholes, the former Head of Markets division, Mr Ron Erdos, and the former Executive General Manager, Risk Management, Mr Christopher D Lewis. These positions have subsequently been filled.

Risk and control frameworks:

•      the Company will continue to refine its risk management framework to get a more appropriate balance between management and policing functions.  Management has already reviewed value at risk limits and reduced the level of risk exposure.  Enhanced policies surrounding limit management, compliance and adherence have been introduced;

•      weaknesses in the control procedures continue to be rectified.  This includes analysis of daily trading profits and accounts, reporting of all large and unusual transactions, investigations of all off-market rates on high risk transactions, critical review of revaluation rates sourced from third parties and a stronger back office function that properly checks all transactions;

•      the management team has reviewed responsibilities between business units to ensure that there are clear reporting lines and accountabilities between Risk Management, Operations and Finance functions; and

•      further, the progress in addressing the issues is being reported regularly to the Risk Committee and the Board at each meeting.

Culture:

•      the Company is accelerating its cultural change agenda.  The development of a new set of Corporate Principles has been the foundation for driving the desired cultural change.  The organisation now has a single, consistent framework with clearly articulated behaviours.  Refer to ‘corporate governance and ethical standards’ for details of the Corporate Principles on page 78;

•      a principles benchmark survey, utilising the organisational cultural Inventory (OCI), is being used as a cultural measure.  This survey (in conjunction with the Hewitt Engagement Survey) provides an externally validated and reliable measurement of culture.  The Group Executive Committee and Board have supported the ongoing use of the principles benchmark survey/OCI for at least the next five years;

•      a new Performance Management Framework has been put in place. The introduction of ‘quality gates’ which demand minimum levels of compliance and behaviours, will drive increased accountability, and behavioural change; and

•      the Company will continue to encourage and protect whistleblowers.  Refer to ‘Whistleblower Protection Program’ on page 79 for details of the Company’s program.

APRA has also required that the Company’s internal target total capital adequacy ratio is to rise to 10% until such time as APRA is satisfied that all material weaknesses identified in this report have been rectified. APRA has also withdrawn the Company’s approval to use an internal model to determine market risk capital.

The Company’s currency options desk will also remain closed to corporate business and proprietary trading until substantial progress has been made to redress the issues raised by APRA in its report.

The Company has made good progress in its program to implement these required actions according to timeframes agreed with APRA.  As at December 31, 2004, of the 81 remedial actions required, 25 have been closed and a further 44 have been responded to by the Company.  The Company will remain under close supervision by APRA until all outstanding actions are implemented.

Enforceable undertaking

On October 20, 2004, the Company announced that it had provided ASIC with an enforceable undertaking relating to the foreign currency options trading losses that occurred in January 2004.  Under the enforceable undertaking, the Company is obliged to review key systems and controls across businesses which operate under the primary Australian Financial Services Licence (AFSL) applicable to the Group’s Australian banking business.

In summary, the undertaking covers three main areas requiring reports on how the Group:

•      identifies, records and informs ASIC of any breaches of the relevant AFSL;

•      ensures that there are appropriate procedures relating to the role of responsible officers of the Group; and

•      ensures that there are appropriate procedures relating to the role of representatives of the Group.

The enforceable undertaking requires the Group to provide reports to ASIC by specified dates on each of the areas identified, to have the reports reviewed by an auditor, and to complete any work in these areas that is identified as being required.

Redemption of Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) and buy-back of shares issued in connection with the TrUEPrSSM

On January 22, 2004 the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998.  The TrUEPrSSM were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Events subsequent to balance date

At the Company’s annual general meeting to be held on January 31, 2005, the Company will seek shareholder approval to buy back the total of 20,000,000 unpaid preference shares of the Company issued in connection with the issue of 20,000,000 National Income Securities of the Company.  National Income Securities comprise a note and a preference share.  Subject to shareholder approval and the consent of APRA, the buy-back of the preference shares will be for nil consideration, but will be conducted simultaneously and in conjunction with the redemption of each note for $100 plus any unpaid accrued interest.  As part of the Group’s ongoing capital management, such a buy back may enable the Group to replace the National Income Securities with a more efficient and cost effective source of capital.  No decision to buy back the National Income Securities has yet been taken, but this could occur at any time after shareholder approval is obtained, subject to obtaining the consent of APRA.

On December 14, 2004, the Group entered into an agreement to sell Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S for approximately $2.5 billion (GBP967 million) in cash.  The transaction will involve the sale of shares in National Europe Holdings (Ireland) Limited (the immediate parent entity of Northern Bank Limited and National Irish Bank Limited).  The profit on sale is estimated at approximately $1.1 billion after all disposal costs, including income tax, and is subject to final adjustments.  The sale is expected to be completed during the first quarter of the 2005 calendar year.  The financial effects of the sale will be recognised during the 2005 financial year.

The transaction is subject to the approval of certain regulatory authorities, including the Financial Services Authority in the UK, the Irish Financial Services Regulatory Authority in Ireland, the Financial Supervision Commission on the Isle of Man and the European Commission.

Warranties consistent with this type of transaction have been given and indemnities are provided for certain risks (including in respect of any liabilities arising in connection with the High Court investigation).  The maximum potential loss arising from the contingent liability arising in respect of these warranties and indemnities given to Danske Bank A/S will depend upon the warranty or indemnity claimed by Danske Bank A/S, as the maximum liability under some of the warranties and indemnities is subject to various caps and restrictions.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to Danske Bank A/S.  It is not envisaged that any material unrecorded loss is likely to arise from the contingent liability.

Employees of Northern Bank Limited and National Irish Bank Limited, including the Irish management team, will transfer with the sale of the businesses.

The Company and National Australia Group Europe Limited have also entered into an agreement with National Europe Holdings (Ireland) Limited and Danske Bank A/S in respect of the provision of transitional services.  The Group will provide these transitional services to Danske Bank A/S in respect of the Northern Bank Limited and National Irish Bank Limited operations to assist in the transition of ownership of those businesses.  These transitional services will be provided at cost and are expected to be in place for up to 18 months.

On December 20, 2004, approximately $67 million (GBP 26.5 million) was stolen from Northern Bank Limited in Belfast, Northern Ireland.  This incident is not expected to have any material impact on the sale of Northern Bank Limited and National Irish Bank Limited.

No further matter, item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future developments

In August 2004, the Group announced a number of changes to the structure of its business operating model and executive management team.  The new business operating model will be run along regional lines and will be effective during the 2005 year.  Refer to page 9 of the ‘business overview’ section for further information.

The Company announced on July 19, 2004 that it had selected Ernst & Young to become the new external auditor of the Company for the 2005 year.  Shareholders will be asked to approve the new auditor at the Company’s annual general meeting to be held on January 31, 2005.

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

Remuneration policy and relationship to Company performance

This report outlines the remuneration policy for directors and secretaries of the Company and senior executives of the Group.

Non-executive directors

The fees paid to non-executive directors of the Board are based on advice and data from the Company’s remuneration specialists and from external remuneration advisers.  This advice takes into consideration the level of fees paid to board members of other major Australian corporations, the size and complexity of the Group’s operations, the activities of the Group and the responsibilities and workload requirements of Board members.

Because the focus of the Board is on the long-term strategic direction of the Company, there is no direct link between non-executive director remuneration and the short-term results of the Company.  The fee pool is periodically proposed to shareholders at the annual general meeting for approval.  Shareholders approved an increase in the fee pool of $1.3 million to a maximum of $3.5 million at the Company’s annual general meeting held on December 19, 2003.

Fees are established annually for the Chairman and other non-executive directors.  Additional fees are paid, where applicable, for participation in Board committees and for serving on the boards of controlled entities.  The total fees paid to members of the Board, including fees paid for their involvement on Board committees and controlled entity boards, are kept within the total approved by shareholders from time to time.

At the Company’s annual general meeting held in December 2003, shareholders approved the continuation of the non-executive directors’

share arrangement under the Non-Executive Directors’ Share Plan (which is operated through the National Australia Bank Staff Share Ownership Plan).  Under this arrangement, shares are provided to non-executive directors as part of their remuneration, (a minimum 10% of fees) rather than receiving cash.  The shares are either issued or acquired on-market on behalf of participants and allocated to non-executive directors on dates determined by the trustee of the National Australia Bank Staff Share Ownership Plan in its sole discretion.

Agreements between the Company and certain of the non-executive directors provided that upon, and in the consequence of, each of these directors ceasing to be a director by reason of retirement or death, the Company should pay a lump sum retirement allowance.  This retirement benefit, as approved by shareholders, was based on period of service, as follows:

Less than 15 years
One third of the average yearly emoluments paid by the Company to the director:

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

During 2002, the Board decided not to enter into any new contractual obligations to pay retirement allowance benefits to non-executive directors appointed after December 31, 2002.  At the Company’s annual general meeting held on December 19, 2003, a proposal was approved permitting directors of the Company and its controlled entities who had accrued retirement benefits to apply those benefits frozen as at December 31, 2003 to either cash, (to be paid on retirement), to additional Company superannuation contributions or to the acquisition of shares in the Company (to be held in trust until retirement).  Directors’ fees for these directors have been increased to reflect the cessation of the retirement benefit program.

For those non-executive directors, who would have no entitlement to a retirement allowance benefit, their directors’ fees were set at this higher level.  All directors now have flexibility in relation to their remuneration, including the opportunity to set aside additional Company superannuation contributions.

Non-executive director emoluments (current and former non-executive directors at September 30, 2004)

The following table shows details of the nature and amount of each element of the emoluments of each non-executive director of the Company relating to services provided in the 2004 year.  Total retirement benefits paid during the year relating to benefits accrued in current and prior years are set out in footnote (3) below.  No options or performance rights have been granted to non-executive directors during or since the end of 2004 as part of their remuneration.

	Primary			Post-employment		Equity		Other
							Performance
	Cash salary		Non-monetary	Super-	Retirement		options and	Termination
	and fees (1)	Bonus	benefits	annuation (2)	benefits (3)	Shares (4)	rights	benefits	Other	Total
	$	$	$	$	$	$	$	$	$	$
Current
GJ Kraehe	284,017	—	—	25,562	27,369	67,883	—	—	—	404,831
PJB Duncan	154,598	—	—	13,913	11,385	27,971	—	—	—	207,867
RG Elstone	12,224	—	—	—	—	1,246	—	—	—	13,470
DT Gilbert	11,215	—	—	1,009	—	1,246	—	—	—	13,470
PJ Rizzo	13,746	—	—	—	—	1,401	—	—	—	15,147
JS Segal	8,868	—	—	798	—	985	—	—	—	10,651
JG Thorn	143,843	—	—	12,946	—	26,750	—	—	—	183,539
GA Tomlinson	208,313	—	—	18,576	33,074	79,356	—	—	—	339,319
GM Williamson	212,610	—	—	—	—	—	—	—	—	212,610
Former
DCK Allen	110,537	—	—	9,948	83,710	35,567	—	—	—	239,762
JB Clark	84,522	—	—	7,607	11,132	39,453	—	—	—	142,714
KJ Moss	112,309	—	—	10,108	26,836	39,493	—	—	—	188,746
ED Tweddell	138,761	—	—	12,489	18,153	11,176	—	—	—	180,579
CM Walter	92,506	—	—	8,325	116,650	6,775	—	—	—	224,256

(1) Non-executive directors’ remuneration represents fees in connection with their roles, duties and responsibilities as non-executive director, and includes attendance at meetings of the Board, Board committees and boards of controlled entities and includes payments of $109,219 to Mr Tomlinson and $164,410 to Mr Williamson in respect of services performed as non-executive directors of controlled entity boards and committees.

(2) Reflects compulsory Company contributions to superannuation and includes contributions of $9,739 to Mr Tomlinson in respect of services performed as a non-executive director of controlled entity boards and committees.

(3) Former directors received retirement benefits upon cessation of their directorship with the Company.  No further retirement benefits were accrued by these directors beyond January 1, 2004 in accordance with shareholder approval at the Company’s annual general meeting on December 19, 2003 to freeze contractual entitlements.  The following accrued entitlements were paid to former directors: Mr Allen, $1,166,928; Dr Clark, $76,447; Dr Moss, $151,014;  Dr Tweddell, $270,620; and Mrs Walter, $663,512.  The value of accumulated retirement benefits which will be provided to current directors in the form of shares is: Mr Kraehe, $279,680; Mr Duncan, $104,855; and Mr Tomlinson $272,608.  From December 31, 2003, neither new nor existing non-executive directors are entitled to additional retirement benefits.

(4) Includes shares to the value of $42,388 provided to Mr Tomlinson in respect of services performed as a non-executive director of controlled entity boards and committees.

Total reward for executives

Total reward for executives (including secretaries) of the Group is closely aligned to that of the Managing Director and Chief Executive Officer in order to promote consistent, clear reward messages and to align remuneration outcomes across the executive team.  This alignment is provided under the Group’s reward strategy, which provides a common framework for reward, talent and performance management across the Group.  Total reward levels are set with advice from independent remuneration consultants to ensure that they are in line with general market practice and appropriately competitive in order to attract top executive talent.

Linking total reward to performance

During 2004 the Human Resources Committee and management extensively reviewed the Group’s performance management framework.  Three major enhancements to this framework were initiated for the 2005 year onwards:

•    calibration of key performance indicators at the commencement of the performance period, which define what performance looks like;

•    the introduction of a peer review process.  This process validates performance at the end of the period by calibrating it relative to the performance of other individuals; and

•    the introduction of quality gates, being threshold compliance and behaviour measures.  If an individual fails either gate, then no incentive can be provided.

This is a significant shift in approach as the quality gates are separate from the scorecard and must be achieved before the scorecard is considered. All employees are required to achieve the behavioural and compliance quality gates and this will be progressively implemented over the next two years commencing with management employees and above in 2005.

The peer review process will allow for performance to be differentiated and will bias the outcome to those with the best performance and potential.  It also identifies those employees who require development and those who are poor performers.

The structure of total reward

Total reward encompasses three main components as described below.  The target reward mix emphasises at-risk rewards (short-term and long-term incentives), increasing with the level of responsibility and/or criticality of the role.  From 2005, amounts above target are provided in shares with restrictions on trading (subject to any legal or taxation constraints).  The target total reward mix for the Managing Director and Chief Executive Officer is 25 – 30% fixed remuneration, 30 – 35% short-term incentive, and 40 – 50% long-term incentive.  The target total reward mix for other specified executives is 40 – 65% fixed remuneration, 20 – 30% short-term incentive and 15 – 35% long-term incentive.

Fixed remuneration reflects the scope of the role and the level of skill and experience of the individual and is generally referenced to the median of the applicable remuneration market, with higher outcomes for the best performing individuals.  The Group operates in a number of countries and business segments and fixed remuneration reviews aim to achieve equitable outcomes for employees in comparable roles within the context of the different geographical and specialist remuneration markets in which the Group competes for top executive talent.

Short-term incentives for senior executives during 2004 related solely to the EVA® performance of the Group.  The weighting between EVA® performance and individual performance varied depending on the nature of the specific executive role.  Under that program, a pre-defined EVA® performance weighting for an individual flowed through automatically with only the non-financial component being variable based on the individual’s achievement of objectives.

The incentive program commencing from the 2005 year is structured to reward the achievement against key individual, business and Group annual performance outcomes.  Target amounts are set relative to the applicable remuneration market for executive incentive purposes.  The performance of the Group will be measured by growth in earnings per share (EPS) and EVA® and determines the pool available for payments (subject to Board approval), while the performance of an individual executive against their scorecard of performance measures, determines their share of the available pool.

For management employees and above, a threshold level of performance and the achievement of behavioral and compliance quality gates will be required before any short-term incentive reward can be earned.

Relative individual performance may give rise to anywhere between zero and two times the target incentive amount being earned, with only the most outstanding performers (less than 5% of employees) receiving amounts at the top end of the scale.  Also, subject to any legal or taxation constraints, all above-target rewards are to be provided in shares with restrictions on trading for at least one year, provided threshold performance is being achieved over the subsequent performance year.

Long-term incentives, in the form of Company shares (subject to various restrictions), performance options and performance rights have become a key mechanism for rewarding executive potential and talent over the last two years.

Shares issued as a long-term incentive are held in trust until various time and/or performance criteria are achieved (dividends are normally received by the individual while the shares are in trust).  Performance options and performance rights are rights to acquire shares, if and when specified time and performance hurdles are achieved.  The performance hurdles ensure that executive rewards are linked directly to the total shareholder return (TSR) of the Company and are therefore aligned to the outcomes experienced by other shareholders over a specified timeframe (from September 30, 2004 this will generally be three to five years).  The value of any long-term incentive rewards is also heavily dependent on the market value of the Company’s ordinary shares at the time of exercise (if and when any securities vest).

The Human Resources Committee introduced performance rights in 2003. Performance rights allow for continued motivation of employees in times when the Group outperforms its peers but for reasons not related to performance the share price may be low.

The Human Resources Committee has again considered the role of long-term reward in helping to drive appropriate management behaviours and to reinforce cultural change.  The Human Resources Committee sought advice from external experts in the field and considered best practice in the Australian and international markets regarding the use of long-term incentives.           The changes have been implemented with effect from a grant made on September 30, 2004 and will apply to all future grants until amended by the Human Resources Committee.  Details of the old and new performance hurdle provided in note 38 of the financial report.

Executive remuneration

The following table shows details of the nature and amount of each element of the emoluments of each executive director of the Company and each of the five most highly remunerated current and former senior executives for the year.  All emoluments reflect the remuneration paid and payable with respect to services provided for the entire period of service to the Company or Group.  No options or performance rights have been granted to the following executive directors or executives since the end of 2004 up to December 31, 2004 as part of their remuneration.

Executive director emoluments (current and former executive directors at September 30, 2004)

	Primary			Post-employment		Equity		Other
							Performance
	Cash		Non-monetary	Super-	Retirement		options and	Termination
	salary (1)	Bonus (2)	benefits (3)	annuation	benefits	Shares (4)	rights (5)	benefits (6)	Other	Total
	$	$	$	$	$	$	$	$	$	$
Current
JM Stewart	1,670,427	1,445,000	28,261	70,301	—	—	2,060,964	—	—	5,274,953
Former
FJ Cicutto (7)	677,649	—	7,340	3,952	—	—	229,623	6,618,595	—	7,537,159

Senior executive emoluments (current and former senior executives at September 30, 2004)

	Primary			Post-employment		Equity		Other
							Performance
	Cash		Non-monetary	Super-	Retirement		options and	Termination
	salary (1)	Bonus (2)	benefits (3)	annuation	benefits	Shares (4)	rights (5)	benefits (6)	Other	Total
	$	$	$	$	$	$	$	$	$	$
Current
A Fahour (8) (9)	132,848	—	141	1,023	—	6,017,937	—	—	4,211,881	10,363,830
IG MacDonald	807,564	—	6,338	12,015	—	—	1,421,448	—	—	2,247,365
RE Pinney	688,729	—	287,623	81,282	—	—	1,008,360	—	—	2,065,994
PB Scott	749,668	385,500	10,335	88,578	—	28,157	1,588,146	—	—	2,850,384
PL Thodey	500,668	244,358	23,226	—	—	—	945,833	—	—	1,714,085
Former
IR Crouch	743,776	—	7,091	12,015	—	—	1,110,553	979,887	—	2,853,322
MT Laing	590,233	65,000	12,964	10,753	—	—	941,348	1,234,790	—	2,855,088
PA McKinnon	686,407	73,000	11,170	12,015	—	—	1,303,920	1,302,625	—	3,389,137
RE McKinnon (10)	845,004	—	14,542	35,033	—	—	1,513,805	—	—	2,408,384
IF Scholes	275,221	—	3,442	5,313	—	—	737,095	2,243,193	—	3,264,264

(1)          Reflects total remuneration package consisting of fixed pay in cash, annual leave, annual leave loading and where applicable, long service and bank extended leave entitlements.  Leave earned but not taken has been recognised as part of cash salary for the first time in 2004 on adoption of AASB 1046A “Director and Executive Disclosures by Disclosing Entities”. Annual leave taken during the year has been applied first against accumulated leave accrued in prior year, and then against current year balances.  The following specified executives have carry-forward accumulated annual leave earned in prior years which is a current entitlement:  Mr MacDonald, 16 days; Mr R McKinnon, 77 days and Mr Scott, 53 days. The value of long service leave earned during the year is disclosed when it is probable the entitlement will vest.  In general terms, the entitlement represents 13 weeks for every 15 years worked, paid at the fixed pay rate on the date leave is taken.  The following specified executives have carry-forward long service leave earned in prior years: Mr MacDonald, 126 days; Mr R McKinnon, 61 days; and  Mr Pinney, 52 days.  In addition, Mr MacDonald has 84 days of bank extended leave earned in prior years. Bank extended leave has not been available to new employees since 1998.

(2)          Reflects performance-based remuneration accrued but not yet paid in respect of performance for the year to September 30, 2004. Specified executives can elect to be provided the bonus in the form of Company shares or additional superannuation.

(3)          Includes motor vehicle benefits and parking.  Expatriate specified executive non-monetary benefits include housing, health insurance and airfares.  Fringe benefits tax on non-monetary benefits is included within the value of the benefit.

(4)          Represents: (a) one-off compensation on joining the Company; or (b) shares received under a share ownership plan.

(5)          Performance options and rights are issued as part of the Group’s long term incentive plan as described in this report on the directors and officers.  Remuneration for former executives who continue to hold performance options and rights at September 30, 2004 reflects the full year benefit of the unvested performance options and performance rights.  No terms of vested performance options or rights were altered during the reporting period.  Refer below for an explanation of fair value basis used to determine remuneration.

(6)          Termination benefits include all annual leave, long service leave and bank extended leave accrued but not taken before cessation with the Group.  Some accrued leave reflects leave earned but not taken in prior years which has not been previously disclosed as part of cash salary.  No specified executives had post-employment benefits that required approval by members in accordance with the Corporations Act 2001 (Cth).

(7)          Remuneration relates to the period from October 1, 2003 to February 1, 2004.  Remuneration relating to performance options and rights represents the fair value of performance options vested during the year of $229,623. Performance options and rights with a fair value of $1,058,125, which were disclosed as remuneration in 2003, have been forfeited on resignation.

(8)          Remuneration relates to the period from September 1, 2004 to 30 September 2004.  Shares represent 75,216 shares issued on September 30, 2004 under the National Australia Bank Staff Share Ownership Plan of which 25% will no longer be subject to applicable forfeiture provisions on each anniversary of his commencement date and 225,649 shares also issued under the National Australia Bank Staff Share Ownership Plan.  Remuneration for the year includes one-off performance options, performance rights and one-off cash compensation on joining the Company as described in footnote (9).

(9)          Other represents one-off compensation in cash  of $3,857,000  made in September 2004, plus cash payments associated with the sale of his US residence and the purchase of a principal residence in Australia.

(10)        Ceased as a senior executive of the Company and Group on August 31, 2004 but continues to be employed by the Company.  Remuneration disclosed reflects remuneration for the full year.

Fair value basis used to determine equity remuneration

The disclosure of the allocation of fair value of performance options and performance rights in the above tables has been based upon the requirements of AASB 1046A “Director and Executive Disclosures by Disclosing Entities”.   In accordance with these guidelines, each year a portion of the fair value of all unvested performance options and rights is included in the remuneration of directors of the Company and specified executives of the Group for disclosure purposes. This portion of the fair value is based on a straight-line allocation of fair value over the vesting period of each unvested performance option or right.  Included within some equity remuneration above is the reversal of equity remuneration disclosed as remuneration in previous periods, which subsequently lapsed due to resignation.

Prior to October 1, 2002, the Company disclosed the fair value of performance options granted during the financial year using a numerical pricing model, but did not allocate those values over their expected life for reporting emoluments.  Rather, the full fair value of the grant was disclosed as an emolument in the year of grant. As a result, included in the amounts disclosed above as an allocation of fair value of performance options and performance rights in relation to 2004, are amounts related to unvested performance options granted in prior years that were disclosed as part of emoluments in the relevant prior years.

Note however, when the Group transitions to Australian equivalents to International Financial Reporting Standards, they will not require all unvested performance options and rights to be recognised in this way, only those granted after November 7, 2002 that are unvested at January 1, 2005.  A difference may therefore arise between disclosure under AASB 1046A and the remuneration expense recognised under the new accounting standards in the Group’s financial performance.

Performance options and rights granted as part of executive emoluments have been valued using a numerical pricing model, which takes account of factors including the performance option or right exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the performance option or performance right. The probability of the performance hurdle being reached has been taken into consideration in estimating the number of performance options or rights likely to vest.  For further details, refer to note 38 in the financial report.

Executive performance options and performance rights

Performance options and performance rights are granted by the Company under the National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and the National Australia Bank Performance Rights Plan (performance rights plan).  Each performance option or performance right is for one fully paid ordinary share in the Company.

The number and terms of performance options and performance rights granted during 2004 and since October 1, 2004 up to December 2, 2004, over ordinary shares granted by the Group under the executive share option plan and the performance rights plan, and the Company’s valuation of those performance options and performance rights at grant date are shown in the table below:

	Exercise period (1)	Exercise price (2)	Held at September 30, 2004 (No.)	Lapsed during the period (3) (No.)	Granted since October 1, 2003 (No.)	Fair value as at grant date (4)
Grant date
Performance options

Oct 30, 2003	Mar 21, 2006 -	$30.98	102,500	25,000	127,500	$559,725
	Mar 20, 2011

Jan 16, 2004	Jan 16, 2007 -	$30.25	5,023,225	35,500	5,058,725	$23,826,594
	Jan 15, 2012

Jan 30, 2004	Jan 16, 2007 -	$30.25	448,000	19,750	467,750	$2,203,103
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 -	$30.25	156,500	—	156,500	$677,645
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 -	$29.91	134,625	—	134,625	$595,043
	Jan 15, 2012

Sep 30, 2004	Sep 1, 2007 -	$26.59	390,625	—	390,625	$1,562,500
	Aug 31, 2009

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30, 2004 (No.)	Lapsed during the period (3) (No.)	Granted since October 1, 2003 (No.)	Fair value as at grant date (4)

Performance rights

Oct 30, 2003	Mar 21, 2006 -	$1.00	25,625	6,250	31,875	$720,056
	Mar 20, 2011

Jan 16, 2004	Jan 16, 2007 -	$1.00	1,250,022	8,873	1,258,895	$27,519,444
	Jan 15, 2012

Jan 30, 2004	Jan 16, 2007 -	$1.00	112,000	4,938	116,938	$2,556,265
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 -	$1.00	72,782	—	72,782	$1,607,754
	Jan 15, 2012

Sep 30, 2004	Sep 1, 2007 -	$1.00	97,656	—	97,656	$1,708,980
	Aug 31, 2009

(1)  Performance options and performance rights generally expire on the last day of their exercise period.

(2)  A notional sum of $1.00 is payable by the holder on exercise of all performance rights exercised on any particular day.

(3)  The performance options and performance rights generally lapse 30 days after the termination of employment unless otherwise determined by the Board in accordance with their terms.

(4)  Fair values of performance options and performance rights are based on a numerical pricing model.  For the purposes of this table, the fair value at grant date represents the full fair value in the year of grant and has not been allocated over the expected life of the option or performance right.  Refer above and to note 38 in the financial report for further information.

The executive share option plan was approved by shareholders by special resolution in January 1997 and again at the 2002 annual general meeting. All performance options that have not expired are detailed in note 38 in the financial report.

The executive share option plan provides for the Board to grant performance options to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Each performance option is to subscribe for one fully-paid ordinary share in the Company.  The performance options cannot be transferred and are not quoted on the ASX.  No payment is required from executives at the time of the grant.  The exercise price per performance option is the market price of the Company’s fully paid ordinary shares as at the date the performance option was granted or such other date determined by the Board.  The market price is determined as the weighted average of the prices at which the Company’s fully paid ordinary shares were traded on the ASX in the one week up to and including the relevant day.  There are no voting or dividend rights attached to the performance options.  The Board may determine such other terms for the grant of performance options consistent with the ASX Listing Rules and the Corporations Act 2001 (Cth).

Time and performance hurdles

Generally, the performance options may not be exercised before the third anniversary of their effective date of grant, and must be exercised before the eighth anniversary (March 2000 to June 2004 grants) or fifth anniversary (September 2004 grant and future grants) of that date.

Exercise of the performance options is also subject to satisfaction of a performance hurdle.  The performance hurdle for all performance options issued between March 2000 and June 2004 is measured after the first three years by comparing the performance of the Company with the performance of other companies in a peer group.  This peer group of companies is based on 50 of the companies listed in the S&P/ASX 100 by market capitalisation (excluding the Company) determined at the grant date or the effective grant date.  Performance options become exercisable depending on the maximum TSR of the Company relative to the TSR of the peer group companies.  TSR measures share price growth, assuming reinvestment of returns to the shareholders including dividends, over consecutive five day (March 2000 to June 2002 grants) or 30 day (March 2003 to June 2004 grants) periods to prevent vesting being achieved on short-term spikes in the Company’s total shareholder return performance during the performance or vesting period (years three to eight).

For performance options granted between June 2002 and June 2004, if the relative performance of the Company during the vesting period (years three to eight) does not reach the median (50th percentile) of the peer group during the vesting period, then no performance options will vest.  Half of the performance options will vest when the performance of the Company achieves the median (50th percentile) of the peer group, with an additional 2% of the performance options becoming exercisable with every additional percentile achieved.  All of the performance options will therefore vest when the total shareholder return performance of the Company has reached or exceeded the 75th percentile of the peer group.  Grants prior to June 2002 also allow vesting from the 25th percentile (25% of the performance options) with an additional 1% of the performance options becoming exercisable with every additional percentile achieved up to the 50th percentile.  This does not apply from June 2002 onwards.

The performance hurdle for performance options issued from September 2004 onwards will be measured against two separate peer groups of companies.  The first peer group is 50 of the companies listed in the S&P/ASX 200, and the second is the 13 top financial services sector organisations listed in the S&P/ASX 200 (excluding the Company).  Both peer groups are determined at the grant date or effective date when the performance options are issued.  Half of the performance options will become exercisable depending on the maximum TSR (measured over 30 consecutive days) of the Company relative to the first peer group, and the other half relative to the second peer group.  The highest rank which is sustained for a 30 consecutive day period relative to each peer group will determine the percentage of performance options which will vest in relation to that peer group.  If the performance of the Company during the vesting period (years three to five) does not exceed the median (50th percentile) of either peer group during the vesting period, then no performance options will vest (ie. none are exercisable).  Half of each portion of performance options will vest and become exercisable when the performance of the Company achieves the 51st percentile of the relevant peer group, with an additional 2% of each portion of performance options becoming exercisable with every additional percentile achieved.  All of the performance options will therefore vest when the TSR performance of the Company has exceeded the 75th percentile of each peer group.

Lapsing of performance options

Performance options will lapse if unexercised on or before their expiry date at the end of eight years (March 2000 to June 2004 grants) or five years (September 2004 grant).  Performance options will also generally lapse 30 days (or such shorter time as determined at the time of grant) after an executive ceases to be employed by the Group unless the Board determines otherwise (generally only in case of retirement, redundancy, death, or total and permanent disablement).  For some grants, performance options may be automatically retained in cases of death or total and permanent disablement.

In some circumstances, performance options may, however, be exercised before the third anniversary of the grant and notwithstanding the performance hurdle (described below) where an executive ceases employment with the Group as the result of death or total and permanent disablement.  The Board may also allow optionholders to exercise the performance options irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

A loan may be available to executives if and when they wish to exercise their performance options subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The rules of this plan provide that the rate of interest applicable to such a loan shall be the Company’s base lending rate plus any margin determined by the Board.  Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.

Performance options must not be granted if the total number of shares issued in the last five years under the Company’s employee share, performance option and rights plans and the total number of outstanding performance options and rights under its plans, including the proposed offer or grant, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer or grant.  This calculation does not include offers or grants made or shares, performance options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company) otherwise than as a result of relief granted by ASIC.

The performance rights plan was approved by shareholders at the 2002 annual general meeting and rights issued under this plan during the year are shown in the table above.

This plan provides for the Board to grant performance rights to executives of the Group to subscribe for fully-paid ordinary shares in the Company.  Each performance right is to subscribe for one fully-paid ordinary share in the Company.  The performance rights cannot be transferred and are not quoted on the ASX.

No payment is required from executives at the time of the grant, but the holder of performance rights must pay a nominal exercise price to exercise those rights.  The total exercise price payable on the exercise of any rights on a particular day is $1.00, irrespective of the number of rights exercised on that day.  There are no voting or dividend rights attached to the rights.  The Board may determine such other terms for the grant of performance rights consistent with ASX Listing Rules and the terms of the Corporations Act 2001 (Cth).

Exercise of the performance rights is subject to the same time and performance hurdle as performance options issued under the executive share option plan.  However, performance rights were only granted to executives for the first time in March 2003.  An unexercised performance right will lapse in similar circumstances to an unexercised option granted under the executive share option plan.

Performance rights cannot be granted under the performance rights plan if the number of shares to be received on exercise of those performance rights together with all shares issued under the Company’s employee incentive plans over the last five years and the number of outstanding performance options and performance rights issued under those plans exceed 5% of the Company’s issued share capital.  This calculation does not include offers or grants made or shares, performance options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided for no consideration under the staff share allocation plan), otherwise than as a result of relief granted by ASIC.

Options and performance rights on issue and number exercised

At December 2, 2004, there were 36,468,975 performance options and 2,947,851 performance rights which were exercisable, or may become exercisable in the future, under the respective plans.

The holders of exchangeable capital units have the right to exchange those units for ordinary shares in the Company or, at the Company’s option, cash.  Refer to note 31 in the financial report for full details of the number and terms of exchangeable capital units issued by the Group.

There were 2,205,000 fully paid ordinary shares of the Company issued during the year as a result of performance options granted being exercised, for a total consideration of $51,248,018.  There were 83,000 fully paid ordinary shares of the Company issued since September 30, 2004 up to December 2, 2004 as a result of performance options granted being exercised, for a total consideration of $1,767,070.  No performance rights were exercised during the relevant time.  The amount paid on issue of each of these shares is set out in note 38 to the financial report.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any body corporate other than the Company.

Directors’ meetings

The table below shows the number of directors’ meetings held (including meetings of Board committees) and number of meetings attended by each of the directors of the Company during the year:

	Directors’ meetings of the Company							Audit Committee meetings of the Company				Risk Committee meetings of the Company
Directors	Scheduled meetings attended		Scheduled meetings held		Unscheduled meetings attended		Unscheduled meetings held	Meetings attended		Meetings held		Meetings attended		Meetings held
DCK Allen	4	(3)	4	(3)	10		10	3	(1)	3	(1)	4	(1)	4	(1)
FJ Cicutto	3	(3)	3	(3)	5		5	2	(1)	2	(1)	4		4
JB Clark (8)	9	(3)	9	(3)	17	(2)	24	—		—		—		—
PJB Duncan	10		10		22	(2)	25	13		15		18		18
RG Elstone (7)	1	(3)	1	(3)	1		1	—		—		1		1
DT Gilbert (7)	1	(3)	1	(3)	1		1	1		1		—		—
GJ Kraehe (5)	10		10		24	(2)	25	6	(1)	6	(1)	17		17
KJ Moss (6)	9	(3)	9	(3)	22	(2)	24	13		13		3	(1)	3	(1)
PJ Rizzo (7)	1	(3)	1	(3)	1		1	1		1		1		1
JS Segal (9)	—		—		1		1	—		—		—		—
JM Stewart (10)	10		10		21	(2)	25	7	(1)	7	(1)	14		14
JG Thorn	10		10		24	(2)	25	15		15		3	(1)	3	(1)
GA Tomlinson	10		10		22	(2)	25	—		—		3	(1)	3	(1)
ED Tweddell (6)	9	(3)	9	(3)	22	(2)	24	—		—		16		16
CM Walter (11)	7	(3)	7		21	(2)	23	5		5		3	(1)	3	(1)
GM Williamson (12)	3	(3)	3	(3)	2		2	—		—		—		—

	Human Resources Committee meetings of the Company				Nomination Committee meetings of the Company		Directors’ meetings of controlled entities (3)		Additional meetings
Directors	Meetings attended		Meetings held (2)		Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended (4)
DCK Allen	3	(1)	3	(1)	3	3	5	5	3
FJ Cicutto	—		—		2	2	3	3	7
JB Clark(8)	3		7		1	3	6	6	1
PJB Duncan	—		—		3	3	7	7	6
RG Elstone(7)	—		—		—	—	1	1	—
DT Gilbert (7)	—		—		—	—	1	1	—
GJ Kraehe (5)	3	(1)	3	(1)	3	3	7	7	13
KJ Moss (6)	6		7		3	3	6	6	7
PJ Rizzo (7)	—		—		—	—	1	1	—
JS Segal (9)	—		—		—	—	—	—	—
JM Stewart (10)	2	(1)	2	(1)	2	3	15	37	11
JG Thorn	6		6		3	3	7	7	8
GA Tomlinson	2		2		3	3	29	33	8
ED Tweddell (6)	5		7		3	3	6	6	9
CM Walter (11)	—		—		3	3	5	5	13
GM Williamson (12)	—		—		—	—	14	14	4

(1)          Reflects attendance at committee meetings even though the director is not a member of that committee.

(2)          Where a director is unable to attend an unscheduled board meeting called at short notice, the director is provided with a separate briefing on the matters to be considered and the views of the director are obtained.

(3)          Reflects the number of meetings held during the time the director held office during the year.  Where a controlled entity holds board meetings in a country other than the country of residence of the director, or where there may be a potential conflict of interest, then the number of meetings held is the number of meetings the director was expected to attend, which may not be every board meeting held by the controlled entity during the year. Reflects the number of committee meetings attended, even though the director is not a member of the committee.

(4)          Reflects the number of additional formal meetings attended during the year by each director, including committee meetings (other than Audit Committee, Risk Committee, Human Resources Committee or Nomination Committee) where any two directors are required to form a quorum.

(5)          Mr Kraehe resigned as a member of Risk Committee on March 11, 2004.  Mr Kraehe attended nine meetings as a member of the Risk Committee and eight meetings as a non-member.

(6)          Dr Moss and Dr Tweddell resigned as directors on August 27, 2004.

(7)          Mr Elstone, Mr Gilbert and Mr Rizzo were appointed as directors on September 2, 2004.

(8)          Dr Clark resigned as a director on August 30, 2004

(9)          Ms Segal was appointed as a director on September 7, 2004.

(10)        Mr Stewart was appointed as a member of the Risk Committee on February 6, 2004.

(11)        Mrs Walter resigned from the Audit Committee on March 11, 2004 and resigned from the Board on May 7, 2004.

(12)        Mr Williamson was appointed as a director on May 10, 2004.

Subsequent to September 30, 2004 Mr Ahmed Fahour and Mr Michael J Ullmer were appointed as executive directors, and Mr Michael Chaney was appointed as a non-executive director.

Directors’ interests

The table below shows the interests of each director in the issued ordinary shares and National Income Securities of the Group, and in registered schemes made available by the Group as at December 31, 2004.  No director held an interest in Trust Preferred Securities or exchangeable capital units of the Company.

Directors	Fully paid ordinary shares of the Company	Performance options over fully paid ordinary shares of the Company	Performance rights over fully paid ordinary shares of the Company	National Income Securities	Registered schemes
M Chaney	—	—	—	—	—
PJB Duncan (1)	10,006	—	—	950	—
RG Elstone (1)	2,256	—	—	—	—
A Fahour	302,865	160,000	40,000	—	—
DT Gilbert (1)	3,968	—	—	1,253	—
GJ Kraehe (1)	29,393	—	—	670	—
PJ Rizzo (1)	2,219	—	—	—	—
JS Segal (1)	2,598	—	—	180	—
JM Stewart	3,179	275,000	68,750	—	—
JG Thorn (1)	3,271	—	—	—	—
GA Tomlinson (1)	32,822	—	—	500	—
MJ Ullmer	2,863	100,000	25,000	—	—
GM Williamson	2,060	—	—	—	—

(1)  Includes shares acquired under the Non-Executive Director Share Plan operated through the National Australia Bank Staff Share Ownership Plan.

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

Executives’ interests

The table below shows the interests of each senior executive, excluding executive directors, in the issued ordinary shares and National Income Securities of the Group, and in registered schemes made available by the Group as at December 31, 2004.  No executives held an interest in Trust Preferred Securities or exchangeable capital units of the Company.

Senior executives(1)	Fully paid ordinary shares of the Company	Performance options over fully paid ordinary shares of the Company (2)	Performance rights over fully paid ordinary shares of the Company(2)	National Income Securities	Registered schemes
CA Clyne	1,000	55,000	13,750	—	—
JE Hooper	5,152	105,000	12,500	—	—
IG MacDonald	6,370	750,000	62,500	—	—
LM Peacock	—	150,000	37,500	—	—
RE Pinney (3)	61,451	700,000	43,750	—	—
PB Scott	3,386	900,000	62,500	—	—
GR Slater	4,525	67,500	8,125	—	—
PL Thodey (4)	129	487,500	46,875	—	—
GD Willis	22,058	187,500	15,625	—	—

(1)  Senior executives current as at September 30, 2004 where shareholding information is disclosed in note 51 to the financial report.

(2)  Exercise price, exercise period, expiry date and fair value of performance options and performance rights for those issued during the year are disclosed in note 51 to the financial report.

(3)  In addition to fully paid ordinary shares, Mr Pinney holds 4,070 partly paid shares of the Company.

(4)  Mr Thodey exercised 100,000 options since September 30, 2004 which were issued March 23, 2000.

Details of each tranche of performance options and performance rights over ordinary shares in the Company provided to each senior executive above are set out below.  Further details regarding the exercise price, exercise period and fair value are disclosed in note 38 to the financial report.

	Performance options
Senior executives	September 30, 2004	June 25, 2004	January 16/ January 30, 2004	October 30, 2003	March 21, 2003	June 14, 2002	March 23, 2001	March 23/ September 28 2000 (1)
CA Clyne	55,000	—	—	—	—	—	—	—
JE Hooper	—	—	25,000	—	25,000	30,000	20,000	5,000
IG MacDonald	—	—	125,000	—	125,000	250,000	250,000	—
LM Peacock	—	25,000	75,000	50,000	—	—	—	—
RE Pinney	—	25,000	75,000	—	75,000	75,000	250,000	200,000
PB Scott	—	—	125,000	—	125,000	250,000	250,000	150,000
GR Slater	—	—	20,000	—	12,500	25,000	10,000	—
PL Thodey	—	—	100,000	—	87,500	150,000	150,000	—
GD Willis	—	—	30,000	—	32,500	65,000	60,000	—

(1)  Mr Hooper’s and Mr Pinney’s performance options were granted on March 23, 2000 and Mr Scott’s performance options were granted on September 28, 2000

	Performance rights
Senior executives	September 30, 2004	June 25, 2004	January 16/ January 30, 2004	October 30, 2003	March 21, 2003
CA Clyne	13,750	—	—	—	—
JE Hooper	—	—	6,250	—	6,250
IG MacDonald	—	—	31,250	—	31,250
LM Peacock	—	6,250	18,750	12,500	—
RE Pinney	—	6,250	18,750	—	18,750
PB Scott	—	—	31,250	—	31,250
GR Slater	—	—	5,000	—	3,125
PL Thodey	—	—	25,000	—	21,875
GD Willis	—	—	7,500	—	8,125

Past employment with external auditor

Mr Christopher D Lewis, who ceased employment with the Group on March 12, 2004 and Mr Michael J Ullmer, who commenced employment with the Group on September 1, 2004 previously held positions as partners of the Group’s external auditor, KPMG, during a time when KPMG undertook the audit of the Group.  Mr Ullmer resigned from KPMG in 1992.

Non-audit services

Fees paid or due and payable to the external auditor, KPMG, for non-audit services provided by the external auditor to the Group during the year to September 30, 2004 are set out in the table below:

Group 2004 $’000

Audit-related fees (regulatory)
National Custodian Services Auditing Guidance Statement (AGS) 1026 reports	366
APRA reporting (Prudential Standard APS 310 sign-off and tripartite review)	300
Regulatory audits / attestations for Wealth Management entities (in all regions)	277
UK regulatory audits / attestations	243
New Zealand regulatory audits / attestations	77
Other regulatory audits / attestations (in all regions)	151
Review of Japanese translation of annual financial report	35
Total audit-related fees (regulatory)	1,449

Audit-related fees (non-regulatory)
Agreed-upon procedures on results announcements	200
Services in connection with IFRS transition (including International Accounting Standard (IAS) training)	96
Audit of employee benefit plans	69
Review of reconciliation of half year financials under Australian GAAP to US GAAP	55
Accounting advice in connection with securitisation transactions	47
Other (including procedures in relation to the Group’s corporate social responsibility report)	33
Total audit-related fees (non-regulatory)	500

Tax fees
Tax compliance services	337
Total tax fees	337

All other fees
Australian Payments Clearing Association cash review reporting	357
Regulatory or compliance audits/attestations for Wealth Management entities (in all regions) unrelated to the audit or review of the Group’s financial statements	290
Internet banking security testing (Europe)	76
Other regulatory audits/attestations (in all regions) unrelated to the audit or review of the Group’s financial statements	24
Total all other fees	747
Total non-audit service fees	3,033

Fees exclude GST, VAT or equivalent taxes.

The external auditor also provides audit and non-audit services to non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated Group superannuation or pension funds.  The fees paid or due and payable to the external auditor for these services during the year to September 30, 2004 total approximately $2,731,000.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to September 30, 2004 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth).  The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded in respect of each non-audit service that the provision of that service would not impair the independence of the external auditor.

A description of the Audit Committee’s pre-approval policies and procedures is set out on page 75.  Further details of the services provided by the external auditor to the Group and the fees paid or due and payable to the external auditor for those services are set out in note 52 in the financial report.

This page has been intentionally left blank

2004 Annual Financial Report

Statement of financial performance

		Group			Company
For the year ended September 30	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Interest income	4	18,650	17,022	16,434	13,707	11,901
Interest expense	5(b)	(11,459)	(9,603)	(9,212)	(9,605)	(7,850)
Net interest income		7,191	7,419	7,222	4,102	4,051

Premium and related revenue	4, 54	1,005	949	1,134	—	—
Investment revenue	4, 54	4,842	2,759	(988)	—	—
Claims expense	5(b), 54	(702)	(958)	(956)	—	—
Change in policy liabilities	5(b), 54	(3,368)	(1,518)	1,637	—	—
Policy acquisition and maintenance expense	5(b), 54	(723)	(713)	(751)	—	—
Investment management fees	5(b), 54	(42)	(75)	(86)	—	—
Net life insurance income		1,012	444	(10)	—	—

Other banking and financial services income	4	4,831	5,010	7,006	3,490	6,230
Mortgage servicing and origination revenue	4	—	—	378	—	—
Movement in the excess of net market value over net assets of life insurance controlled entities	4	(137)	(160)	(155)	—	—
Significant revenue
Proceeds from the sale of strategic shareholdings	4, 5(a)	993	—	—	993	—
Proceeds from the sale of foreign controlled entities	4, 5(a)	—	—	2,671	—	—

Personnel expenses	5(b)	(3,616)	(3,416)	(3,379)	(1,976)	(1,907)
Occupancy expenses	5(b)	(591)	(556)	(559)	(297)	(280)
General expenses	5(b)	(2,605)	(2,382)	(4,769)	(1,399)	(1,072)
Amortisation of goodwill	5(b)	(103)	(98)	(101)	—	—
Charge to provide for doubtful debts	5(b), 17	(559)	(633)	(697)	(325)	(373)
Significant expenses
Cost of sale of strategic shareholdings	5(a), (b)	(678)	—	—	(678)	—
Foreign currency options trading losses	5(a), (b)	(360)	—	—	(360)	—
Write-down of impaired application software	5(a), (b)	(409)	—	—	(239)	—
Charge to provide for doubtful debts – revision of accounting estimate	5(a), (b), 17	(292)	—	—	(190)	—
Cost of foreign controlled entity sold – revision of accounting estimate	5(a), (b)	64	—	—	64	—
Restructuring costs	5(a), (b)	—	—	(580)	—	—
Cost of foreign controlled entities sold	5(a), (b)	—	—	(2,686)	—	—
Profit from ordinary activities before income tax expense		4,741	5,628	4,341	3,185	6,649
Income tax expense relating to ordinary activities	6	(1,190)	(1,681)	(962)	(768)	(929)
Net profit		3,551	3,947	3,379	2,417	5,720
Net loss/(profit) attributable to outside equity interest – Life insurance business		(365)	16	(6)	—	—
Net profit attributable to outside equity interest – Other		(9)	(8)	—	—	—
Net profit attributable to members of the Company		3,177	3,955	3,373	2,417	5,720
Other changes in equity other than those resulting from transactions with owners as owners
Net credit to asset revaluation reserve	34	71	9	9	5	—
Net credit/(debit) to foreign currency translation reserve	34	226	(1,251)	(520)	6	(40)
Net credit to retained profits on initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	35	—	1,151	—	—	1,151
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		297	(91)	(511)	11	1,111
Total changes in equity other than those resulting from transactions with owners as owners		3,474	3,864	2,862	2,428	6,831

Basic earnings per share (cents)	8	197.3	248.8	205.7
Diluted earnings per share (cents)	8	196.1	243.6	202.5
Dividends per ordinary share (cents)
Interim	7	83	80	72
Final	7	83	83	75

Statement of financial position

		Group		Company
As at September 30	Note	2004	2003	2004	2003
		$m	$m	$m	$m
Assets
Cash and liquid assets	9	8,080	8,405	4,189	4,152
Due from other financial institutions	10	23,494	29,234	21,615	26,475
Due from customers on acceptances	11	16,344	19,562	16,266	19,496
Trading securities	12	24,248	23,724	23,699	22,952
Trading derivatives		17,939	23,644	17,279	22,773
Available for sale securities	13	4,610	6,513	3,978	6,503
Investment securities	14	11,513	8,647	5,383	3,668
Investments relating to life insurance business	15	41,013	35,846	—	—
Loans and advances	16	247,836	225,735	156,035	143,718
Due from controlled entities		—	—	32,244	29,569
Shares in controlled entities, joint venture entities and other securities	19	158	1,445	11,432	12,250
Regulatory deposits	20	177	225	93	93
Property, plant and equipment	21	2,257	2,498	878	1,166
Income tax assets	22	1,367	1,203	876	679
Goodwill	23	632	740	—	—
Other assets	24	11,641	10,050	2,435	1,323
Total assets		411,309	397,471	296,402	294,817
Liabilities
Due to other financial institutions	25	42,044	52,530	38,675	48,302
Liability on acceptances		16,344	19,562	16,266	19,496
Trading derivatives		16,150	21,479	15,181	20,479
Deposits and other borrowings	26	220,752	201,194	147,420	136,297
Life insurance policy liabilities	27	36,134	32,457	—	—
Income tax liabilities	28	1,178	1,537	740	562
Provisions	29	1,129	1,262	629	768
Due to controlled entities		—	—	18,004	17,025
Bonds, notes and subordinated debt	30	32,573	24,257	31,449	23,643
Other debt issues	31	1,612	1,743	350	367
Other liabilities	32	13,627	14,239	6,600	7,292
Total liabilities		381,543	370,260	275,314	274,231
Net assets		29,766	27,211	21,088	20,586

Equity
Contributed equity	33	10,191	9,728	9,216	8,753
Reserves	34	1,194	893	50	34
Retained profits	35	14,515	13,786	11,822	11,799
Total parent entity interest		25,900	24,407	21,088	20,586
Outside equity interest – Life insurance business	36	3,866	2,614	—	—
Outside equity interest – Other	36	—	190	—	—
Total equity	37	29,766	27,211	21,088	20,586

Statement of cash flows

		Group			Company
For the year ended September 30	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		18,594	17,372	15,639	12,578	10,668
Interest paid		(11,136)	(10,115)	(9,263)	(8,272)	(6,603)
Dividends received		23	39	35	974	3,534
Fees and other income received		5,068	3,026	6,182	3,020	999
Life insurance
Premiums received		7,467	6,546	10,378	—	—
Investment and other revenue received		1,339	1,857	2,024	—	—
Policy payments		(6,694)	(5,778)	(8,483)	—	—
Other life insurance payments		(641)	(476)	(1,111)	—	—
Personnel expenses paid		(3,521)	(3,327)	(3,637)	(1,908)	(1,847)
Occupancy expenses paid		(521)	(489)	(549)	(243)	(226)
General expenses paid		(3,048)	(2,959)	(2,339)	(1,481)	(1,184)
Income tax paid		(1,567)	(1,830)	(2,131)	(987)	(1,118)
Goods and services tax paid		(30)	(52)	(68)	(8)	(21)
Net decrease/(increase) in trading securities		(449)	(4,345)	136	(725)	(5,653)
Net decrease/(increase) in mortgage loans held for sale		(22)	50	1,304	—	—
Net cash provided by/(used in) operating activities	42(a)	4,862	(481)	8,117	2,948	(1,451)
Cash flows from investing activities
Movement in available for sale securities
Purchases		(5,727)	(15,052)	(14,765)	(5,098)	(15,047)
Proceeds from sale		2,002	3	90	2,001	—
Proceeds on maturity		5,399	13,500	14,543	5,394	13,761
Movement in investment securities
Purchases		(15,032)	(15,449)	(40,653)	(11,724)	(11,327)
Proceeds on maturity		12,373	18,578	37,434	10,060	15,985
Net increase in life insurance business investments and policy liabilities		(1,683)	(3,650)	(2,148)	—	—
Net increase in loans and advances		(20,657)	(28,402)	(19,032)	(13,690)	(24,819)
Net increase in amounts due from controlled entities		—	—	—	(2,007)	(2,379)
Net (increase)/decrease in shares in controlled entities, joint venture entities and other securities		609	428	212	140	(323)
Payments for mortgage servicing rights		—	—	(74)	—	—
Proceeds from the sale of mortgage servicing rights		—	—	98	—	—
Payments for acquisition of controlled entities	42(e)	—	(83)	—	—	—
Proceeds from the sale of controlled entities	42(f)	110	2,671	—	—	—
Payments for property, plant and equipment		(660)	(534)	(791)	(244)	(298)
Proceeds from the sale of operating assets		—	—	2,314	—	—
Proceeds from the sale of strategic shareholdings		993	—	—	993	—
Net proceeds from the sale of property, plant and equipment		157	166	418	53	108
Net decrease/(increase) in regulatory deposits		47	(113)	(35)	(3)	(57)
Net decrease/(increase) in other assets		(1,515)	2,762	10,057	(1,191)	2,231
Net cash used in investing activities		(23,584)	(25,175)	(12,332)	(15,316)	(22,165)
Cash flows from financing activities
Net increase in deposits and other borrowings		17,390	15,237	17,320	11,232	13,725
Net proceeds from bonds, notes and subordinated debt		14,059	10,136	6,738	13,660	9,383
Repayments of bonds, notes and subordinated debt		(5,473)	(7,017)	(8,314)	(5,473)	(5,665)
Payments from provisions		(270)	(340)	(116)	(233)	(257)
Net proceeds from issue of ordinary shares		739	216	130	739	216
Net proceeds from issue of Trust Preferred Securities		—	975	—	—	—
Payments made under on-market buy-back of ordinary shares		(162)	(1,565)	(1,248)	(162)	(1,565)
Payments made on buy-back of preference shares		(582)	—	—	(582)	—
Dividends and distributions paid		(1,976)	(2,255)	(1,948)	(1,921)	(2,255)
Net increase/(decrease) in other liabilities		(978)	(204)	(5,892)	(498)	566
Net cash provided by financing activities		22,747	15,183	6,670	16,762	14,148
Net increase/(decrease) in cash and cash equivalents		4,025	(10,473)	2,455	4,394	(9,468)
Cash and cash equivalents at beginning of year		(14,891)	(8,307)	(12,469)	(17,675)	(12,707)
Effects of exchange rate changes on balance of cash held in foreign currencies		396	3,889	1,707	410	4,500
Cash and cash equivalents at end of year	42(b)	(10,470)	(14,891)	(8,307)	(12,871)	(17,675)

Notes to the Financial Statements

1 Principal accounting policies

This financial report is a general purpose financial report which is prepared in accordance with the requirements of the Banking Act 1959 (Cth), Corporations Act 2001 (Cth), Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the AASB.

The financial report also includes disclosures required by the United States SEC in respect of foreign registrants.  Other prescribed SEC disclosures, which are not required to be included in the financial report, are presented elsewhere in this annual financial report.  Certain key terms used in this financial report are defined in the glossary on page 255.

The preparation of the financial report requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities.  Assumptions made at each balance date are based on best estimates at that date.  Although the Group has internal control systems in place to ensure that estimates can be reliably measured, actual amounts may differ from those estimates.  It is not anticipated that such differences would be material.

The Group has elected to early adopt a new Australian Accounting Standard, AASB 1046A, amending AASB 1046 “Director and Executive Disclosures by Disclosing Entities”.  AASB 1046A permits the use of market condition rules when valuing equity grants within director and executive remuneration disclosures (refer to note 51).  The Group considers this to be a more appropriate basis for disclosure than that applied under AASB 1046.

(a)   Historical cost

The financial report is based on historical cost and except where stated does not take into account changing money values or fair values.

(b)   Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

(c)   Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

(d)   Reclassifications

In respect of the statement of financial position, the basis of classification of three items was changed during 2004.

The basis of classification of transferable certificates of deposit (TCDs) has been revised and bonds issued under the Group’s TCD program have been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  As a result of this change, on the consolidated statement of financial position $1,550 million has been reclassified in the 2003 comparatives.

Certain repurchase and reverse repurchase agreements with other financial institutions have been reclassified to ‘due to other financial institutions’ and ‘due from other financial institutions’ respectively, in order to provide users with an enhanced level of understanding and comparability of the Group’s loan portfolio.  Previously, these repurchase and reverse repurchase agreements were included in ‘deposits and other borrowings’ and ‘loans and advances’ respectively.

Accordingly, $7,402 million of repurchase agreements previously disclosed as at September 30, 2003 as deposits and other borrowings have been reclassified to due to other financial institutions.  Further, $18,851 million of reverse repurchase agreements as at September 30, 2003 previously disclosed as loans and advances have been reclassified to due from other financial institutions.  In addition, reverse repurchase agreements of $3,373 million at September 30, 2003 with non-financial institutions have been reclassified from ‘loans and advances’ to ‘cash and liquid assets’.

Corresponding reclassifications have also been made to revenue, expense and cash flow classifications.

The basis of classification of the medium-term notes (MTN) issued by the Group’s controlled entity, Bank of New Zealand (BNZ) has been revised.  Accordingly, from April 1, 2004 amounts issued under this MTN program have been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Comparative information has not been reclassified as it is impracticable to do so.

(e)   Comparative amounts

Comparative amounts have been reclassified to accord with changes in presentation made in 2004, except where otherwise stated.

(f)    Principles of consolidation

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

Joint venture entities are entities that are jointly controlled by the Group.  In the consolidated financial statements, investments in joint venture entities, including partnerships, are accounted for using equity accounting principles.

Investments in joint venture entities are carried at the lower of the equity accounted amount or recoverable amount.  The Group’s share of the joint venture entities net profit or loss is recognised in the profit and loss account from the date joint control commenced until the date joint control ceases.  Other movements in reserves are recognised directly in consolidated reserves.

(g)   Foreign currency translation

All foreign currency monetary assets and liabilities are revalued at the rates of exchange ruling at balance date.  Unrealised profits and losses arising from these revaluations are recognised immediately in the profit and loss account.  Foreign currency revenue and expense amounts are translated at average rates of exchange for the year.

Differences arising on the translation of the financial report of the Group’s overseas operations which are considered to be economically self-sustaining are included in the foreign currency translation reserve, after allowing for foreign currency hedges.  Differences arising on the translation of the financial report of all other overseas controlled entities and overseas branches are recognised immediately in the profit and loss account. Foreign exchange profits and losses, in respect of life insurance business, are recognised in the profit and loss account.

Assets

(h)   Cash assets

Cash assets are items readily convertible into cash and are generally repayable on demand.  Cash assets are brought to account at the face value or the gross value of the outstanding balance where appropriate.

(i)    Due from other financial institutions

Due from other financial institutions includes loans, nostro balances, reverse repurchase agreements, certificates of deposit and settlement account balances due from other financial institutions.  They are brought to account at the gross value of the outstanding balance.

(j)    Acceptances

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

(k)   Trading securities

Trading securities are public and other debt securities which are purchased for current resale in day-to-day trading operations.  Trading securities are recorded at fair value and unrealised profits or losses in respect of fair value adjustments are recognised immediately in the profit and loss account. Trading securities are recorded on a trade-date basis.

(l)    Available for sale securities

Available for sale securities are public and other debt securities which are purchased with the intention to be held for an indefinite period of time but not necessarily to maturity.  Such securities may be sold in response to various factors including significant changes in interest rates, liquidity requirements and regulatory capital considerations.

Available for sale securities are recorded at the lower of aggregate cost or fair value.  Cost is adjusted for the amortisation of premiums and accretion of discounts to maturity.  Unrealised losses in respect of market value adjustments and realised profits and losses on sale of available for sale securities are recognised in the profit and loss account.  The cost of securities sold is calculated on a specific identification basis.  Available for sale securities are recorded on a trade-date basis.

(m)  Investment securities

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

(n)   Repurchase and reverse repurchase agreements

Securities sold under agreements to repurchase are retained within the investment, available for sale or trading portfolios and accounted for accordingly.  The obligation to repurchase is recorded as ‘deposits and other borrowings’ or, where the transaction is with a financial institution, as ‘due to other financial institutions’.  The difference between the sale and repurchase price represents interest expense and is recognised in the profit and loss account over the term of the repurchase agreement.  Securities held under reverse repurchase agreements are recorded as ‘cash and liquid assets’, ‘due from other financial institutions’ or ‘loans and advances’ depending on liquidity and the counterparty.  The difference between the purchase and sale price represents interest income and is recognised in the profit and loss account over the term of the reverse repurchase agreement.

(o)   Investments relating to life insurance business

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

(p)   Loans and advances

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

The specific provision for doubtful debts is established to cover all identified doubtful debts and is recognised when there is reasonable doubt over the collectability of principal and interest in accordance with the loan agreement (an impaired loan).  Amounts provided for are determined by specific identification or by management’s determination of probable losses for individual loans that are considered impaired in relation to loan portfolios where specific identification is impracticable.  All bad debts are written off against the specific provision for doubtful debts in the reporting period in which they are classified as irrecoverable.

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

Non-accrual loans consist of:

•      retail loans (excluding credit card loans) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest;

•      non-retail loans which are contractually past due and there is sufficient doubt about the ultimate collectability of principal and interest to warrant the cessation of interest accruals; and

•      impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.

Where required, a specific provision is raised for non-accrual loans.

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

Accruing portfolio facilities past due 90 to 180 days are those assets (including credit card loans) which continue to accrue interest to 180 days.  A general provision is raised against accruing portfolios loans.

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

The accrual of interest recommences when a non-accrual loan is restored to accrual status.  This occurs when management judges that the customer is capable of fully servicing its future obligations under the facility.

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

(q)   Shares in controlled entities, joint venture entities and other securities

Except where a life insurance controlled entity consolidates a controlled entity (refer to note 1(o)), shares in controlled entities and other securities are stated at original cost less any necessary provision for diminution in value.  Unrealised losses relating to diminution in the value of shares in controlled entities and other securities are recognised in the profit and loss account.

Interests in joint venture entities are accounted for under the equity method of accounting (refer to note 1(f)).

(r)   Regulatory deposits

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

(s)   Property, plant and equipment

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

All other items of property, plant and equipment are carried at the lower of cost, less accumulated depreciation or amortisation, and recoverable amount.  If the carrying amount of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lower value.  Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.  In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value unless otherwise stated.

The costs of developing, acquiring and enhancing internal-use software are capitalised on a component or module basis and amortised over the estimated useful life of the software, which ranges from three to ten years.  From October 1, 2004, the estimated useful life of application software will not exceed five years.  The annual amortisation expense for assets previously amortised over more than five years will increase to reflect the reduction in the estimate of each relevant asset’s remaining useful life.

With the exception of land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group.  For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings – 3.3%; leasehold improvements – up to 10%; furniture, fixtures and fittings and other equipment – from 10% to 20%; personal computers and related application software – 33.3%; and other data processing equipment and related application software – from 10% (20% from October 1, 2004) to 33.3%.

Profit or loss on the sale of property, plant and equipment, which is determined as the difference between the carrying amount of the property, plant and equipment at the time of sale and the sale proceeds, is treated as revenue or expense.

(t)      Goodwill

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

(u)     Excess of net market value over net assets of life insurance controlled entities

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

The significant assumptions used in the valuation basis underlying the directors’ valuations are disclosed in note 24.

The excess is not amortised.  Movements in the excess of net market value over net assets of life insurance controlled entities are included in the Group’s revenue or expense.

Liabilities

(v)     Due to other financial institutions

Due to other financial institutions includes deposits, vostro balances, repurchase agreements and settlement account balances due to other financial institutions.  They are brought to account at the gross value of the outstanding balance.

(w)    Deposits and other borrowings

Deposits and other borrowings include non-interest-bearing deposits redeemable at call, certificates of deposit, interest-bearing deposits, debentures and other funds raised publicly by borrowing corporations.  They are brought to account at the gross value of the outstanding balance.

(x)     Life insurance policy liabilities

Policy liabilities in the Group’s statement of financial position and the change in policy liabilities disclosed as an expense have been calculated using the Margin on Services (MoS) methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.03 “Valuation of Policy Liabilities” (refer to note 1(kk)).

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

The measurement of policy liabilities is subject to actuarial assumptions.  Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date.  The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome.  The assumptions used in the calculation of the policy liabilities are reviewed at each balance date. A summary of the significant actuarial methods and assumptions used is contained in note 54.

(y)     Provisions

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

(ii)    Non-lending losses

Provision for non-lending losses is raised for losses incurred by the Group, which do not relate directly to principal outstanding for loans and advances.

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

(v)     Provision for dividends

Provision for dividends is recognised at the time the dividend is declared, determined or publicly recommended.

(z)     Bonds, notes and subordinated debt

Bonds, notes and subordinated debt issued by the Group are recorded at cost or at cost adjusted for premium or discount amortisation.

(aa)   Other debt issues

Other debt issues include perpetual floating rate notes, exchangeable capital units and fixed rate securities issued by the Group.  They are recorded at cost or at cost adjusted for premium or discount amortisation.

(bb)   Derivative financial instruments held or issued for trading purposes

Derivative financial instruments held or issued for trading purposes, also referred to as trading derivatives, include swaps, futures, forward, option and other contingent or exchange-traded contracts in the interest rate, foreign exchange, credit derivatives and commodities markets.  Trading derivatives are measured at fair value and the resultant profits and losses are recognised in other income.  The fair value of trading derivatives is reported on a gross basis as assets or liabilities as appropriate.

The fair value of a derivative financial instrument represents the present value of future expected cash flows arising from that instrument.

(cc)   Derivative financial instruments held or issued for purposes other than trading

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

The net revenue or expense on derivatives used to manage interest rate exposures is recorded in net interest income on an accruals basis. If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred within ‘other assets’ or ‘other liabilities’ and amortised to net interest income over the remaining period originally covered by the terminated contract.  If the underlying interest rate exposure position ceases to exist, any deferred gain or loss is recognised immediately in revenue.

Interest accruals, premiums and realised settlement amounts arising on derivatives used to hedge exposures arising from anticipated future transactions, are deferred within other assets or other liabilities until such time as the accounting impact of the anticipated transaction is recognised in the financial report.  Such amounts only qualify for deferral where there is a high probability of the future transaction materialising.  If it becomes apparent that the future transaction will not materialise, any deferred amounts are recognised immediately in other income.

Interest receivables and payables for interest rate swaps with the same counterparty are reported on a net basis as other assets or other liabilities where a legal right of set-off exists.

Margin deposits for exchange-traded derivatives are reported as other assets.

(dd)   Trustee and funds management activities

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

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the profit and loss account (refer to note 1(jj)).

(ee)   Securitisation

Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a securitisation vehicle.  The Group determines if this special purpose entity is a controlled entity and if so the principles of consolidation outlined in note 1(f) are applied.  In such transactions, the Group receives fees for various services provided to the program on an arm’s length basis, including servicing fees and management fees.  Fee income is recognised in revenue on an accruals basis in relation to the reporting period in which the costs of providing these services are incurred.

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

Revenue and expense recognition

(ff)    Interest income

Interest income is reflected in the profit and loss account when earned on an accruals basis (refer also to note 1(n), (p)(iii) and (p)(iv)).

(gg)  Dividend income

Dividend income is recorded in the profit and loss account on an accruals basis when the Group obtains control of the right to receive the dividend.

(hh)  Loan-related fees and costs

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

(ii)    Trading income

Trading income is brought to account when earned based on changes in net fair value of financial instruments and recorded from trade date.  Further information is included in note 1(g) foreign currency translation, 1(k) trading securities and 1(bb) derivative financial instruments held or issued for trading purposes.

(jj)    Fees and commissions

Fees and commissions that relate to specific transactions or events are recognised as revenue in the period that the services are provided.  When they are charged for services provided over a period, they are recognised as revenue on an accruals basis.

(kk)  Life insurance business revenue and expenses

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Lifetime Company Limited, MLC (Hong Kong) Limited, MLC Limited, BNZ Life Insurance Limited, National Australia Life Company Limited, PT MLC Life Indonesia and Advance MLC Assurance Co. Limited.

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

(ii)    Allocation of profit

Profits are brought to account in the statutory funds on a MoS basis (refer to note 1(x)). Under MoS, profit is recognised as fees are received and services are provided to policyholders.  When fees are received but the service has not been provided, the profit is not recorded at the point of sale. Losses are expensed when identified.

Consistent with the principle of deferring unearned profit is the requirement to defer expenditure associated with the deferred profit. MoS permits costs associated with the acquisition of policies to be charged to the profit and loss account over the period that the policy will generate profits. However, costs may only be deferred to the extent that a policy is expected to be profitable (refer to note 1 (kk)(vii)).

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

Premiums with a regular due date are recognised as revenue on a due basis.  Premiums with no due date are recognised as revenue or an increase in policy liabilities on a cash received basis.  Premiums due before the end of the year but not received at balance date are included as outstanding premiums in note 24.  Premiums due after but received before the end of the year are accounted for as premiums in advance.

(iv) Investment revenue

Dividend and interest income is brought to account on an accruals basis when the life insurance controlled entity obtains control of the right to receive the dividend or interest income.

Net realised and unrealised profits and losses represent changes in the measurement of net market values in respect of all investments recognised at net market value (refer to note 1(o)).

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

(ll)    Superannuation

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

(mm)     Equity-based compensation

The Group operates a number of share-based compensation plans where shares are issued to employees and directors as remuneration.  The Group records an expense where it has paid cash to the respective compensation plan trustee, which in turn purchases the Company’s shares on-market.  Where the Company issues shares as compensation, no expense is recorded in the profit and loss account.

The Group also operates an executive share option plan and performance rights plan.  No accounting entries are made in relation to options and performance rights granted to executives until they are exercised, at which time the amounts receivable from executives are recognised in the balance sheet as contributed equity.  No expense is recorded in the profit and loss account.

Details of equity-based compensation plans of the Group, including the fair value of instruments granted, are provided in note 38.

(nn)  Income tax

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

During the year ended September 30, 2004, the Company made the decision to elect to consolidate its Australian wholly-owned controlled entities under the Australian tax consolidation regime.  The Company is the head entity in the tax-consolidated group comprising the Company and all of its Australian wholly-owned controlled entities. The implementation date for the tax-consolidated group was October 1, 2002.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions).  Members of the tax-consolidated group have entered into a tax funding agreement that requires Australian wholly-owned controlled entities to make contributions to the Company for the Company’s tax liabilities as the head entity of the tax-consolidated group. Under the tax funding agreement, contributions are calculated as if the Australian wholly-owned controlled entities were taxed on a ‘stand-alone basis’.  The Company has agreed to reimburse its Australian wholly-owned controlled entities for current and deferred tax assets arising at the date of entering tax consolidation and that arise from the actions and operations of the particular controlled entity following formation of the tax-consolidated group.  Australian wholly-owned controlled entities have agreed to reimburse the Company for deferred tax liabilities arising at the date of entering tax consolidation and that arise from the actions and operations of the particular subsidiary following formation of the tax-consolidated group.  Ongoing assets and liabilities arising under the tax funding agreement are recognised by the Australian wholly-owned controlled entities as inter-company assets and liabilities with a corresponding charge to income tax expense.

(oo)   Goods and services tax

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

(pp)   Overseas classification

Amounts booked in branches and controlled entities outside Australia are classified as overseas.

2    Transition to Australian equivalents to International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The Group will be required to adopt these standards for the financial year commencing October 1, 2005 and they will be first reflected in the Group’s financial statements for the half year ending March 31, 2006.  Comparative financial information prepared in compliance with AIFRS will be required for the year commencing October 1, 2004.  Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts”.

A program board is monitoring the Group’s AIFRS implementation plans.  Dedicated work streams are responsible for evaluating the impact of specific accounting changes and how the necessary changes will be made.  Consistent with general project management methodology, each work stream is progressing through phases of technical evaluation, design, development, and implementation and testing.  The program is well progressed through these phases and is achieving scheduled plan milestones.  The program will be complete by September 30, 2005, although there are several future changes that the Group will need to address, including Phase II of the IASB’s insurance project and proposed further amendments to IAS 39 “Financial Instruments: Recognition and Measurement”.  The Group continues to monitor these and other developments, including emerging industry interpretations and practice.

AIFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s reported financial performance.  The Group continues to evaluate the areas impacted by these standards.  The adoption of these standards is expected to have a material effect on the Group’s reported financial performance and financial position; however, the underlying economics of the business will not change.  It is not possible at this time to estimate reliably the quantitative impact of the changes upon the Group’s reported financial performance and financial position or regulatory capital adequacy. Most accounting policy changes to retrospectively apply AIFRS will be made against opening retained profits in the first AIFRS balance sheet.

Upon transition to AIFRS, a number of the Group’s accounting policies will be altered.  The areas of most significant impact are outlined below:

(a) Recognition of derivative financial instruments and hedging

Under AIFRS, the Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise under AIFRS.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item and the hedging instrument will be recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, fair value changes on the related hedging instruments will be deferred in an equity reserve and will then be transferred to the income statement at the time the cash flows occur.

It should be noted that the underlying economics and risks of the Group will not change.  The change affects the manner by which the Group will account for the way it mitigates its interest rate risk.  In this accounting, the Group will most likely use a hybrid of approaches with a predominance of cash flow hedge accounting.  As a consequence, this will create volatility in the balance of the cash flow hedge equity reserve.

All hedging arrangements will be subject to rigorous effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement.  This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management process, the treatment of trading derivatives is not likely to be affected by hedge accounting.

In certain circumstances, the Group will seek to minimise the impact of the fair value measurement requirements by recognising both the item that is subject to an economic hedge and the accompanying derivative instrument at fair value in the income statement.

These changes do not require comparatives for the 2005 financial year.

(b) Loan provisioning

Under AIFRS, the Group is not able to recognise loan impairment (currently referred to as provision for doubtful debts) until objective evidence is available that a loss event has occurred.  Further, loan impairment is calculated as the difference between the carrying amount and the present value of future expected cash flows discounted at the loan’s original effective interest rate.  Significant loans will be individually assessed for impairment.  Those loans that are not assessed as impaired will then be placed into portfolios of assets with similar risk profiles and be subjected to a collective assessment of impairment.  Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles using objective evidence, which may be based on historical experience adjusted to accommodate the effects of current conditions at each balance date.  The impact of AIFRS on the Group’s current methodology for calculating the provision for doubtful debts is still being evaluated.

These changes do not require comparatives for the 2005 financial year.

(c) Wealth Management revaluation – excess of market value over net assets (EMVONA)

EMVONA represents:

•             acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•             increases in the value of goodwill of the controlled entities since acquisition; and

•             the difference between the values assigned to assets and liabilities of the controlled entity within the Group financial report and those in the report of the controlled entity arising due to valuation methodology differences.

On transition to AIFRS, the Group must derecognise the asset EMVONA.  At the same time, the Group will derecognise a deferred tax liability associated with EMVONA and recognise goodwill and any other acquired intangible assets arising from acquisition of the MLC group to the extent of the remaining balance.

(d) Securitisation

The combined effect of financial asset derecognition rules and the consolidation of special purpose entity rules is likely to impact both existing and new securitisation arrangements involving both the Group’s assets and those of its customers.  The rules provide more stringent criteria for the derecognition of financial assets.  AIFRS consolidation rules may require the Group to consolidate assets that, in the past, have been sold into a special purpose entity.  In addition, special purpose entities holding assets originated outside the Group will require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

(e) Taxation

The Group will be required to adopt a balance sheet approach to determining deferred tax items.  This approach is based upon a comparison of carrying amounts of assets and liabilities with their tax base, thereby identifying a broader range of differences than those that arise under the current tax-effect accounting standard.  Consequently, the Group may be required to recognise additional levels of deferred tax assets and liabilities.

(f) Insurance contracts

Contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments.  Further, it will not be possible to defer any internal acquisition costs for those contracts.  These changes will likely have a negative impact on accounting profit in respect of new business.  Accounting profits will be higher in later periods as a result of the expense being recognised upfront.

For those contracts that continue to meet the definition of an insurance contract, the Group will account for those under the existing Margin on Services (MoS) approach.  It is expected that further changes to insurance accounting will arise under Phase II of the IASB’s insurance project at which time the existing MoS approach will be phased out.

(g) Share-based payments

AIFRS introduces a new requirement for the Group to recognise performance options and performance rights granted and shares issued to employees as an expense in the income statement.  The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  This rule must be applied to performance options and performance rights granted from November 7, 2002 and unvested at January 1, 2005.

In addition, shares issued under the Company’s staff share schemes, as described in note 38, will be recognised as an expense when issued.

(h) Post-employment benefits

AIFRS will require all periodic movements in defined benefit pension/superannuation plan surpluses/deficits, including the full actuarial gain or loss in each period, to be reflected in the income statement, thereby introducing volatility.  A corresponding asset or liability will be recognised on the Group’s balance sheet.

(i) Revenue recognition

At present, loan origination fee revenue is either recognised upfront or deferred in the balance sheet and amortised as an adjustment of yield over the life of the loan.  It is likely that a greater volume of fees will be deferred and amortised over the life of the respective loans under AIFRS.  Revenue that is deferred must be amortised on an effective interest rate basis.  Whilst some revenue classification changes may arise, where the level of business remains constant, the change is not expected to materially affect annual income recognition.

(j) Intangible assets

The amortisation of goodwill acquired in a business combination is prohibited under AIFRS.  Instead, any goodwill recognised within the Group is subject to an impairment test at least annually and where impairment is identified it must be recognised immediately in the income statement.

Other intangibles will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives.

(k) Transitional policy changes

On the date of transition to AIFRS, the Group will need to effect two types of changes:

•             those concerning presentation and disclosure of items in the financial statements (eg. the format of the income statement and balance sheet); and

•             those concerning recognition and measurement of items in the financial statements.

Any recognition and measurement adjustments that arise as a result of the transitional process will be recognised in either retained earnings or the appropriate equity reserve.

Under the AASB’s transitional rules, several one-off exemptions are available on first time adoption of AIFRS.  The exemptions recognise some of the practical difficulties that arise in making the transition to AIFRS. The Group will apply these exemptions, the most significant of which is not needing to change the original acquisition accounting for all controlled entities and businesses acquired throughout the Group’s history.

(l) Capital implications

The full implications for the Group’s capital adequacy are dependent on rules currently being developed by APRA.  Priority areas for review by APRA include the treatment of innovative capital instruments, defined benefit pension/superannuation surpluses/deficits, and EMVONA.  APRA has stated that it will not make any AIFRS-related changes to the existing prudential framework until it has completed relevant consultations and not before July 1, 2005 at the earliest.  Existing prudential rules continue to apply in the interim.  Developments are being closely monitored by the Group.

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

The Group’s business is organised into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking and Wealth Management. Financial Services Australia, Europe and New Zealand are the retailing arms of the Group and provide a full range of financial services to customers. These Financial Services businesses are managed on a regional basis across Australia, Europe and New Zealand. Corporate & Institutional Banking is responsible for the Group’s relationships with large corporations, institutions, supranationals and government bodies worldwide. It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance, National Custodian Services and a Services unit. Wealth Management manages a diverse portfolio of financial services businesses, comprising Investments, Insurance and Other (Private Bank and Advice Solutions). The Group’s ‘Other’ business segment includes Finance, Technology, People & Culture, Risk Management, Corporate Development, and Office of the CEO, which are not considered to be separate reportable operating segments.

Revenues and expenses directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

A change to business segments has been made in the 2004 year as a result of certain European corporate customers previously managed as part of Financial Services Europe being transferred to Corporate & Institutional Banking. The 2003 and 2002 business segment results, assets and liabilities have been restated to reflect this change.

In August 2004, the Group announced a number of changes to the structure of its business operating model. The new business operating model will be managed along regional lines and will be made effective during the 2005 year. It is impracticable at the date of this report to restate the 2004 and prior years to this new basis of segmentation. In the next reporting period, once the basis of segmentation is finalised, the Group will restate its comparatives (where practicable). For further information on the new business operating model, refer to the ‘business overview’ section of the annual financial report.

Business segments

Year ended September 30, 2004	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,552	2,133	700	678	132	(4)	—	7,191
Non-interest income	1,893	700	313	1,056	6,538	41	—	10,541
Significant revenue (2)	—	—	—	—	—	993	—	993
Inter-segment revenue	100	137	13	(8)	7	132	(381)	—
Total revenue after interest expense (3)	5,545	2,970	1,026	1,726	6,677	1,162	(381)	18,725
Significant expenses (4)	(169)	(118)	(34)	(422)	(78)	(854)	—	(1,675)
Other expenses	(2,871)	(2,105)	(505)	(799)	(5,554)	(475)	—	(12,309)
Inter-segment expenses	4	(71)	(29)	(171)	(180)	66	381	—
Total expenses excluding interest expense	(3,036)	(2,294)	(568)	(1,392)	(5,812)	(1,263)	381	(13,984)
Profit/(loss) from ordinary activities before tax	2,509	676	458	334	865	(101)	—	4,741
Income tax (expense)/benefit (5)	(760)	(223)	(153)	(3)	(130)	79	—	(1,190)
Net profit/(loss)	1,749	453	305	331	735	(22)	—	3,551
Net profit attributable to outside equity interest	—	—	—	(9)	(365)	—	—	(374)
Net profit/(loss) attributable to members of the Company	1,749	453	305	322	370	(22)	—	3,177
Total assets (6)	157,616	62,173	30,448	168,297	54,421	(2,090)	(59,556)	411,309
Total liabilities (6)	159,273	56,739	29,032	163,070	40,426	(7,441)	(59,556)	381,543
Acquisition of property, plant and equipment and intangible assets	327	216	62	16	39	—	—	660
Depreciation and amortisation of plant and equipment	189	106	30	40	39	37	—	441
Amortisation of goodwill	8	62	1	—	—	32	—	103
Non-cash expenses other than depreciation and amortisation	498	416	69	259	167	265	—	1,674

Year ended September 30, 2003	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,519	2,327	651	848	117	(43)	—	7,419
Non-interest income	1,900	809	316	1,105	4,269	159	—	8,558
Inter-segment revenue	50	129	13	(3)	12	66	(267)	—
Total revenue after interest expense (3)	5,469	3,265	980	1,950	4,398	182	(267)	15,977
Other expenses	(2,798)	(1,995)	(494)	(700)	(3,931)	(431)	—	(10,349)
Inter-segment expenses	(5)	(33)	(21)	(125)	(140)	57	267	—
Total expenses excluding interest expense	(2,803)	(2,028)	(515)	(825)	(4,071)	(374)	267	(10,349)
Profit/(loss) from ordinary activities before tax	2,666	1,237	465	1,125	327	(192)	—	5,628
Income tax (expense)/benefit	(798)	(402)	(155)	(239)	(169)	82	—	(1,681)
Net profit/(loss)	1,868	835	310	886	158	(110)	—	3,947
Net (profit)/loss attributable to outside equity interest	—	—	—	(9)	16	1	—	8
Net profit/(loss) attributable to members of the Company	1,868	835	310	877	174	(109)	—	3,955
Total assets (6) (7)	143,203	56,531	25,532	163,395	49,971	7,157	(48,318)	397,471
Total liabilities (6) (7)	146,316	50,635	28,111	150,334	38,551	4,631	(48,318)	370,260
Acquisition of property, plant and equipment and intangible assets	382	120	58	8	29	—	—	597
Depreciation and amortisation of plant and equipment	156	111	32	39	26	37	—	401
Amortisation of goodwill	3	62	1	—	—	32	—	98
Non-cash expenses other than depreciation and amortisation	422	312	34	155	102	32	—	1,057

Year ended September 30, 2002	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other (8)	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,307	2,402	549	1,088	101	(225)	—	7,222
Non-interest income (9)	1,726	860	281	910	792	2,806	—	7,375
Significant revenue (10)	—	—	—	—	—	2,671	—	2,671
Inter-segment revenue	54	153	2	(8)	(2)	55	(254)	—
Total revenue after interest expense (3)	5,087	3,415	832	1,990	891	5,307	(254)	17,268
Significant expenses (11)	(261)	(166)	(20)	(42)	(29)	(2,748)	—	(3,266)
Other expenses (12)	(2,633)	(2,084)	(426)	(780)	(779)	(2,959)	—	(9,661)
Inter-segment expenses	37	(31)	(15)	(154)	(189)	98	254	—
Total expenses excluding interest expense	(2,857)	(2,281)	(461)	(976)	(997)	(5,609)	254	(12,927)
Profit/(loss) from ordinary activities before tax	2,230	1,134	371	1,014	(106)	(302)	—	4,341
Income tax (expense)/benefit (13)	(658)	(377)	(129)	(197)	232	167	—	(962)
Net profit/(loss)	1,572	757	242	817	126	(135)	—	3,379
Net profit attributable to outside equity interest	—	—	—	—	(6)	—	—	(6)
Net profit/(loss) attributable to members of the Company	1,572	757	242	817	120	(135)	—	3,373
Total assets (7)	123,362	64,999	22,689	155,285	46,449	3,564	(38,961)	377,387
Total liabilities (7)	123,854	57,766	22,782	148,505	37,406	2,784	(38,961)	354,136
Acquisition of property, plant and equipment and intangible assets	390	170	56	14	73	88	—	791
Depreciation and amortisation of plant and equipment	196	128	34	14	28	19	—	419
Amortisation of goodwill	—	62	2	—	—	37	—	101
Non-cash expenses other than depreciation and amortisation	509	557	23	289	110	52	—	1,540

(1)          Net interest income includes interest on capital employed by business segments.

(2)          Significant revenue represents the proceeds from the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC of $993 million (refer to note 5(a)).

(3)          Total revenue has been disclosed net of interest expense. It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(4)          Significant expenses comprises the cost of sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC of $678 million, losses arising from unauthorised foreign currency options trading of $360 million, write-back of a provision for SR Investment, Inc. (the parent entity of HomeSide US) in respect of selling-related costs of $64 million, the write-down of impaired application software of $409 million, and the charge to provide for doubtful debts relating to a revision of an accounting estimate of $292 million (refer to note 5(a)).

(5)          Income tax (expense)/benefit includes an income tax benefit of $108 million attributable to the losses arising from the unauthorised foreign currency options trading within the Corporate & Institutional Banking business segment, an income tax benefit of $102 million attributable to the write-down of impaired application software, and an income tax benefit of $88 million on the charge to provide for doubtful debts relating to a revision of an accounting estimate.

(6)          For Corporate & Institutional Banking, this amount includes approximately $30 billion (2003: $20 billion) of funding raised on behalf of Asset & Liability Management functions in Europe and New Zealand due to the nature of the funding model in those regions and related legal entity structure.

(7)          For 2002 and 2003, certain internal assets and liabilities relating to the funding of the Group’s activities which were eliminated at the Group level, have now been reclassified to eliminate within Corporate & Institutional Banking.

(8)          Includes the results of SR Investment, Inc. and its controlled entity, HomeSide US, up to the date of their sale on October 1, 2002 (refer note 5(a)).

(9)          Non-interest income includes proceeds from sale of operating assets of HomeSide US of $2,314 million within the Other business segment (refer to note 4, footnote (5)).

(10)        Significant revenue represents the proceeds from sale of SR Investment, Inc. (refer to note 5(a)).

(11)        Significant expenses includes the cost of assets sold of SR Investment, Inc. of $2,686 million within the Other business segment (refer to note 5(a)).

(12)        Other expenses includes the carrying value of operating assets sold of HomeSide US of $2,322 million within the Other business segment (refer to note 4, footnote (5)).

(13)        Income tax (expense)/benefit includes an income tax benefit of $21 million attributable to the loss on sale of SR Investment, Inc. within the Other business segment.

Geographical segments

The Group has operations in Australia (the Company’s country of domicile), Europe, New Zealand, the US and Asia. The allocation of revenue and assets is based on the geographical location in which transactions are booked. There are no material inter-segment transactions.

	Group
	2004	2004	2003	2003	2002	2002
	$m	%	$m	%	$m	%
Total revenue
Australia	19,980	66.3	15,827	61.9	11,384	43.0
Australia – significant revenue	993	3.3	—	—	2,671	10.1
Europe	5,741	19.0	6,239	24.3	6,422	24.3
New Zealand	2,632	8.7	2,608	10.2	2,194	8.3
US	251	0.8	274	1.1	3,351	12.6
Asia	587	1.9	632	2.5	458	1.7
Total revenue	30,184	100.0	25,580	100.0	26,480	100.0

Total assets (1)
Australia	256,470	62.5	243,726	61.3	213,428	56.6
Europe	104,148	25.3	103,904	26.1	107,169	28.4
New Zealand	36,805	8.9	32,565	8.2	30,319	8.0
US	6,768	1.6	8,257	2.1	17,339	4.6
Asia	7,118	1.7	9,019	2.3	9,132	2.4
Total assets	411,309	100.0	397,471	100.0	377,387	100.0

Acquisition of property, plant and equipment and intangible assets
Australia	348	52.7	383	64.1	416	52.6
Europe	238	36.1	150	25.1	221	27.9
New Zealand	63	9.5	60	10.1	59	7.5
US	8	1.2	—	—	90	11.4
Asia	3	0.5	4	0.7	5	0.6
Total acquisition of property, plant and equipment and intangible assets	660	100.0	597	100.0	791	100.0

(1)                               Includes statutory funds’ assets of $41,917 million at September 30, 2004 (2003: $37,058 million, 2002: $32,743 million).

4 Revenue from ordinary activities

	Group				Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Interest income
Loans to customers (1)		15,879	14,425	13,457	10,158	8,706
Marketable debt securities		1,678	1,451	1,462	1,328	1,094
Other financial institutions		798	1,093	920	721	965
Controlled entities		—	—	—	1,233	1,197
Other interest		295	53	595	267	(61)
		18,650	17,022	16,434	13,707	11,901
Life insurance income
Premium and related revenue	54	1,005	949	1,134	—	—
Investment revenue	54	4,842	2,759	(988)	—	—
		5,847	3,708	146	—	—
Other banking and financial services income
Dividends received from
Controlled entities		—	—	—	952	3,495
Other entities		23	39	35	22	39
Profit on sale of property, plant and equipment and other assets (2)		14	36	13	6	5
Loan fees from banking		1,447	1,441	1,361	1,141	1,133
Money transfer fees		983	1,026	1,014	503	475
Trading income (3)
Foreign exchange derivatives (4)		313	442	457	178	308
Trading securities		168	170	214	117	154
Interest rate derivatives		94	13	(108)	85	(5)
Foreign exchange income		(2)	12	15	—	1
Fees and commissions		1,221	1,158	1,118	461	479
Fleet management fees		108	85	56	—	—
Proceeds from sale of operating assets (5)		—	—	2,314	—	—
Investment management fees		321	303	297	—	—
Other income		141	285	220	25	146
		4,831	5,010	7,006	3,490	6,230
Mortgage servicing and origination revenue
Net mortgage servicing fees		—	—	187	—	—
Net mortgage origination revenue		—	—	191	—	—
		—	—	378	—	—
Movement in the excess of net market value over net assets of life insurance controlled entities		(137)	(160)	(155)	—	—
Significant revenue
Proceeds from the sale of strategic shareholdings	5(a)	993	—	—	993	—
Proceeds from the sale of foreign controlled entities	5(a)	—	—	2,671	—	—
Total revenue from ordinary activities		30,184	25,580	26,480	18,190	18,131

(1)          Included within interest income (loans to customers) is rental income of $543 million (2003: $551 million, 2002: $423 million) and depreciation of $403 million (2003: $403 million, 2002: $299 million) in relation to operating leases where the Group is the lessor.

(2)          For the Group, net profit on sale of property, plant and equipment and other assets of $8 million (2003: $25 million, 2002: $7 million) is the difference between the proceeds from sale of $157 million (2003: $166 million, 2002: $418 million) and their carrying value of $149 million (2003: $141 million, 2002: $411 million). Net profit on sale consists of gross profits of $14 million (2003: $36 million, 2002: $13 million) and gross losses of $6 million (2003: $11 million, 2002: $6 million) as disclosed in note 5(b). For the Company, net profit on sale of property, plant and equipment and other assets of $3 million (2003: $4 million) is the difference between the proceeds from sale of $53 million (2003: $108 million) and their carrying value of $50 million (2003: $104 million). Net profit on sale consists of gross profits of $6 million (2003: $5 million) and gross losses of $3 million (2003: $1 million) as disclosed in note 5(b).

(3)          Under Australian Accounting Standard AASB 1032 “Specific Disclosures by Financial Institutions”, separate disclosure of trading income arising from foreign exchange derivatives, trading securities and interest rate derivatives is required. As the Group manages its trading positions utilising a variety of instruments, fluctuations between the disclosed components may occur. Foreign exchange derivatives income includes trading income from cross currency swaps, which includes an interest rate element.

(4)          Foreign currency options trading losses, reported as significant expenses due to their nature and incidence, are not included. Refer to note 5(a).

(5)          The operating assets of HomeSide US were sold to Washington Mutual Bank, FA on March 1, 2002. Under the terms of the sale, HomeSide US received proceeds of $2,314 million for the operating assets, which consisted primarily of loans held for sale. The carrying value of the assets sold was $2,322 million.

5 Profit from ordinary activities before income tax expense

(a) Individually significant items included in profit from ordinary activities before income tax expense

Sale of strategic shareholdings

On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC. The Group received proceeds on sale of $993 million for assets with a carrying value of $678 million, resulting in a profit on sale of $315 million (after tax).

Foreign currency options trading losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.

The Company announced a total loss of $360 million before tax, or $252 million after tax, arising from the unauthorised foreign currency options trading. This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004. Included within the total loss of $360 million was a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at September 30, 2004.

During the year, the Company also released reports by PricewaterhouseCoopers (PwC) and APRA into this matter. The PwC and APRA reports provide a roadmap for the Company to address issues concerning culture, risk management, governance and operational controls, primarily related to the Markets division of Corporate & Institutional Banking. The Company is in the process of implementing remedial actions required by APRA. On October 20, 2004, the Group announced that it had provided the Australian Securities and Investments Commission (ASIC) with a range of undertakings to review certain key systems and controls across those businesses which operate under the primary Australian Financial Services Licence applicable to the Company’s Australian banking business. The enforceable undertakings require the Group to carry out work that is in line with current regulatory requirements within a specific timeframe, as agreed with ASIC and to provide reports on each of the areas identified.

Refer to the ‘report on the directors and officers’ for further information on the foreign currency options trading losses, including key findings arising from the PwC and APRA investigations, and the remedial actions implemented by the Company.

Write-down of impaired application software

During the year, the Group undertook a detailed review of the carrying value of its software assets which resulted in a charge to the profit and loss account of $409 million ($307 million after tax).

The Group ceased its global enterprise resource planning strategy supported by its Integrated Systems Implementation application software and has indefinitely deferred the implementation of further modules of this software. The software was written down by $200 million to its recoverable amount of $87 million as at September 30, 2004.

The recoverable amount of the software was determined through the application of a valuation methodology performed by an external party. In performing the assessment, the external party used a number of assumptions based on its industry expertise taking into account the complexity of the software, the cost of building such software and the build environment. The resulting carrying value of the asset represents the recoverable amount of the software that is in use.

Other software assets that were no longer expected to provide future economic benefits with a carrying value of $209 million were identified as fully impaired and were written off.

General provision for doubtful debts – revision of accounting estimate

During the year, the Group reviewed the level of the general provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments. As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of general provision for doubtful debts as at September 30, 2004. This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.

The impact of this reduction in discount rate and flow on impact was an increase in the charge to provide for doubtful debts of $292 million ($204 million after tax).

SR Investment, Inc. – sale of foreign controlled entity and revision of accounting estimate

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide US) to Washington Mutual Bank, FA. Controlled entities other than HomeSide US were excluded from the sale. The Group received proceeds on sale of $2,671 million for assets with a cost of $2,686 million, resulting in a profit on sale of $6 million after all disposal costs, including income tax. Included within the sale result was a charge to provide for certain sale-related costs of $70 million. During 2004, $64 million of this provision was written back as a revision to the accounting estimate.

The results of SR Investment, Inc. and its controlled entities were included in the Group’s financial performance up to and including the year ended September 30, 2002. The assets and liabilities of SR Investment, Inc. and its controlled entities were included in the Group’s financial position up to and including the year ended September 30, 2002. SR Investment, Inc. contributed $98 million net profit to the Group in the 2002 year up to the date of sale. The net asset position at the date of sale was $2,267 million. The net cash outflow of SR Investment, Inc. in the 2002 year to the date of sale was $609 million, which is reflected in the Group’s cash flows.

Restructuring costs

During 2002, the Group recognised restructuring costs of $580 million resulting from the Positioning for Growth and other restructuring initiatives. The Positioning for Growth initiative comprised a fundamental reorganisation of the management and organisational structure of the Group at the time. The $580 million was comprised of termination benefits of $327 million, occupancy costs of $68 million, write-off of property, plant and equipment of $132 million (which included write-off of then redundant components of the Integrated Systems Implementation application software assets of $54 million) and other costs of $53 million.

Personnel costs of $327 million provided for and expensed in 2002 related to termination benefits for approximately 2,955 positions in management, support and customer-facing roles. In 2004, payments of $37 million (2003: $147 million, 2002: $101 million) were made in respect of 417 positions (2003: 1,317 positions, 2002: 859 positions) made redundant. The reduction in staff numbers occurred in both managerial and non-managerial positions in the following regions:

	Australia	Europe	New Zealand	United States	Asia	Total
Original number of positions to be made redundant	1,852	910	121	36	36	2,955
Number of positions made redundant during 2002	(707)	(56)	(51)	(18)	(27)	(859)
Number of positions made redundant during 2003	(880)	(360)	(59)	(11)	(7)	(1,317)
Number of positions made redundant during 2004	(231)	(174)	(11)	(1)	—	(417)
Adjustments to the number of positions to be made redundant in 2004	—	(44)	—	—	(2)	(46)
Number of positions to be made redundant as at September 30, 2004	34	276	—	6	—	316

The remaining provision for restructuring costs raised in 2002 relates to future payments for redundancies, occupancy and other costs. Final payments for redundancies and other costs will be made in the first half of the 2005 year, whilst future payments for occupancy costs will be made in periods corresponding with the relevant lease terms.

(b) Expenses included in profit from ordinary activities before income tax expense

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Interest expense
Deposits and other borrowings	8,672	6,809	6,423	6,567	4,859
Other financial institutions	1,587	1,842	1,546	1,471	1,685
Bonds, notes and subordinated debt	1,077	807	1,072	1,008	734
Controlled entities	—	—	—	550	562
Other debt issues	123	145	171	9	10
Total interest expense	11,459	9,603	9,212	9,605	7,850

Life insurance expenses
Claims expense	702	958	956	—	—
Change in policy liabilities	3,368	1,518	(1,637)	—	—
Policy acquisition and maintenance expense	723	713	751	—	—
Investment management fees	42	75	86	—	—
Total life insurance expenses	4,835	3,264	156	—	—

Personnel expenses
Salaries	2,443	2,379	2,438	1,441	1,352
Related personnel expenses
Superannuation	309	243	130	86	111
Payroll tax	175	170	158	96	95
Fringe benefits tax	23	33	46	20	29
Charge to provide for
Annual leave	52	41	27	30	18
Long service leave and retiring allowances	43	46	43	38	42
Performance-based compensation	197	230	221	108	131
Restructuring costs – termination benefits	12	—	4	—	—
Other expenses	362	274	312	157	129
	3,616	3,416	3,379	1,976	1,907
Significant restructuring costs (1)
Termination benefits	—	—	104	—	—
Charge to provide for termination benefits	—	—	223	—	—
Total personnel expenses	3,616	3,416	3,706	1,976	1,907

Occupancy expenses
Depreciation of buildings	14	15	22	2	2
Amortisation of leasehold assets	55	52	57	39	38
Operating lease rental expense	302	276	269	177	171
Maintenance and repairs	84	78	79	23	22
Electricity, water and rates	80	82	88	27	24
Other expenses	56	53	44	29	23
	591	556	559	297	280
Significant restructuring costs (1)
Charge to provide for surplus leased space	—	—	68	—	—
Total occupancy expenses	591	556	627	297	280

General expenses
Depreciation and amortisation of plant and equipment	364	325	332	205	182
Amortisation of leasehold plant and equipment	8	9	8	3	3
Loss on sale of property, plant and equipment and other assets (2)	6	11	6	3	1
Operating lease rental expense	72	61	53	59	46
Charge to provide for
Non-lending losses	106	100	112	28	34
Diminution in value of shares in entities	4	—	13	27	1
Fees and commissions	176	137	172	101	81
Communications, postage and stationery	416	407	473	173	165
Computer equipment and software	271	289	222	172	178
Advertising	225	176	192	152	110
Professional fees	391	349	272	249	188
Travel	85	83	50	38	40
Bureau charges	54	57	68	22	21
Carrying value of operating assets sold (3)	—	—	2,322	—	—
Motor vehicle expenses	41	37	29	9	9
Insurance	42	29	14	13	9
Other expenses	344	312	431	145	4
	2,605	2,382	4,769	1,399	1,072
Significant general and restructuring costs (1)
Write-down of impaired application software	409	—	—	239	—
Write-off of property, plant and equipment (4)	—	—	132	—	—
Other	—	—	53	—	—
Total general expenses	3,014	2,382	4,954	1,638	1,072

Amortisation of goodwill
Australia	1	3	8	—	—
European banks	62	62	62	—	—
New Zealand	40	33	31	—	—
Total amortisation of goodwill	103	98	101	—	—

Charge to provide for doubtful debts
General (5)	559	633	697	325	373
General – revision of accounting estimate (1) (5)	292	—	—	190	—
Total charge to provide for doubtful debts (5)	851	633	697	515	373

Other significant expenses (1)
Cost of sale of strategic shareholdings	678	—	—	678	—
Foreign currency options trading losses	360	—	—	360	—
Cost of foreign controlled entity sold – revision of accounting estimate	(64)	—	—	(64)	—
Cost of foreign controlled entity sold	—	—	2,686	—	—

(1)          Refer to note 5(a).

(2)          Refer to note 4, footnote(2).

(3)          The operating assets of HomeSide US were sold to Washington Mutual Bank, FA on March 1, 2002. Under the terms of the sale, HomeSide US received proceeds of $2,314 million for the operating assets, which consisted primarily of loans held for resale. The carrying value of the assets sold was $2,322 million.

(4)          Includes write-off of redundant components of the Integrated Systems Implementation application software assets of $54 million during 2002 (refer to note 5(a)).

(5)          Refer to note 17.

6 Income tax expense

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on the pre-tax accounting profit
Profit from ordinary activities before income tax expense
Australia	3,269	3,309	2,288	3,116	6,422
Overseas	1,472	2,319	2,053	69	227
Add/(deduct): (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts (1)	(995)	(424)	21	—	—
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	3,746	5,204	4,362	3,185	6,649
Prima facie income tax at 30%	1,124	1,561	1,309	956	1,995
Add/(deduct): Tax effect of permanent differences
Rebate of tax on dividends, interest, etc.	(43)	(28)	44	(291)	(1,066)
Amortisation of goodwill	31	29	29	—	—
Assessable foreign income	26	26	25	23	23
Under/(over) provision in prior years	(9)	(6)	6	26	(3)
Profit on sale of strategic shareholdings	(95)	—	—	(45)	—
Reimbursement to subsidiaries for capital losses transferred	—	—	—	38	—
Cost of foreign controlled entity sold – revision of accounting estimate	(19)	—	—	(19)	—
Write-down of impaired application software	22	—	—	14	—
Effect of reset tax values on entering tax consolidation regime	(150)	—	—	—	—
Interest expense on exchangeable capital units	33	—	—	33	—
Non-taxable amounts attributable to HomeSide US operation	—	—	(53)	—	—
Recognition of HomeSide US operation future income tax benefit not previously recognised	—	—	(89)	—	—
Other	(31)	(27)	(61)	33	(20)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business (2) (3)	889	1,555	1,210	768	929
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	301	126	(248)	—	—
Total income tax expense (2) (3)	1,190	1,681	962	768	929

(1)          The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business (refer to note 1(nn)).

(2)          In 2004, total income tax expense on profit from ordinary activities includes $108 million income tax benefit attributable to the losses arising from the unauthorised foreign currency options trading, an income tax benefit of $102 million attributable to the write-down of impaired application software, and an income tax benefit of $88 million on the charge to provide for doubtful debts relating to a revision of an accounting estimate (refer to note 5(a)).

(3)          In 2002, total income tax expense on profit from ordinary activities includes $21 million income tax benefit attributable to the loss on sale of SR Investment, Inc. (refer to note 5(a)).

During the year ended September 30, 2004, the Company made the decision to elect to consolidate its Australian wholly-owned controlled entities under the Australian tax consolidation regime. The Company is the head entity in the tax-consolidated group comprising the Company and all of its Australian wholly-owned controlled entities. The implementation date for the tax-consolidated group was October 1, 2002.

Tax consolidation calculations at September 30, 2004 have been based on legislation enacted to that date.

As part of the election to enter tax consolidations, the Company is able to elect to reset the tax values of certain wholly-owned Australian controlled entities under tax allocation rules (‘the reset tax values’). Under Urgent Issues Group Abstract 52 “Income Tax Accounting under the Tax Consolidation System”, the Company is required to recognise the effects of its election to enter tax consolidation. The decision to enter tax consolidation resulted in a tax benefit of $150 million, recognised in the 2004 year. The $150 million tax benefit is due to the reset tax values of assets of life insurance controlled entities within the Wealth Management group. This benefit reflects the reduction of the provision for deferred income tax relating to the excess of net market value over net assets of life insurance controlled entities.

7 Dividends and distributions

	Amount per share	Total amount	Franked amount per share
	cents	$m	%
Dividends recognised by the Company for the years shown below at September, 30:

2004
Final 2003 ordinary (1)	83	1,250	100
Interim 2004 ordinary	83	1,253	100
Deduct: Bonus shares in lieu of dividend	n/a	(98)	n/a
Total dividends paid		2,405

2003
Final 2002 ordinary (1)	75	1,207	90
Interim 2003 ordinary	80	1,153	100
Deduct: Bonus shares in lieu of dividend	n/a	(105)	n/a
Total dividends paid		2,255

2002
Interim 2002 ordinary	72	1,160	100
Final 2002 ordinary (1)	75	1,195	90
Deduct: Bonus shares in lieu of dividend	n/a	(89)	n/a
Total dividends paid or provided for		2,266

Franked dividends declared or paid during the year were franked at a tax rate of 30%.

Proposed final dividend
On November 10, 2004, the directors declared the following dividend:
Final 2004 ordinary	83	1,287	100

(1)          The Group adopted Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from October 1, 2002. Provisions for dividends are recognised at the time the dividends are declared, determined or publicly recommended and as a result, the final dividend in respect of the year ended September 30, 2003 has been recognised in 2004, the year the final dividend was paid. For the year ended September 30, 2002, the Group recognised a provision for dividend in the reporting period to which the dividend related, even though the dividend was declared or announced after the end of that reporting period. This provision was subsequently reversed on October 1, 2002 and recognised during 2003.

The final 2004 ordinary dividend was paid on December 8, 2004. The financial effect of this dividend has not been brought to account in the financial statements for the year ended September 30, 2004 and will be recognised in subsequent financial reports.

The dividend payout for each reported year was based on after tax cash earnings (adjusted for significant items). Refer to page 6 for a reconciliation of non-GAAP measures and page 69 for further information on ‘non-GAAP financial measures’.

Franking credits

The Company elected during the year ended September 30, 2004 to be taxed as a single entity under the tax consolidation regime in Australia (for further details, refer to note 1(nn)). The tax consolidation regime requires the tax-consolidated group (comprising the Company and all of its Australian wholly-owned controlled entities) to keep a single franking account. Accordingly, the amount of franking credits available to members of the Company at September 30, 2004 represents those available from the tax-consolidated group. This includes the benefit of imputation credits on dividends received by the Australian wholly-owned controlled entities. Previously, members of the Company only had access to franking credits available from the Company.

The franking credits available to the Group at September 30, 2004, after allowing for tax payable in respect of the current reporting period’s profits that will be subject to Australian income tax, the payment of the proposed final dividend, and the receipt of dividends recognised as receivable at balance date, are estimated to be $nil (2003: $nil, 2002: $nil). The extent to which future dividends will be franked will depend on a number of factors including the level of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system (including the dividend imputation system) as a result of the Australian Commonwealth Government’s tax reform initiatives.

New Zealand imputation credits

The Company is now able to attach available New Zealand imputation credits to dividends paid. As a result, New Zealand imputation credits of NZ$0.13 per share have been attached to the final 2004 ordinary dividend paid by the Company. New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns.

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares (1)	16	61	70	—	—
National Income Securities	132	122	117	132	122
Trust Preferred Securities (2)	39	—	—	—	—
Total distributions on other equity instruments	187	183	187	132	122

(1)          On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998. The TrUEPrSSM were redeemed on the same date. Refer to note 33 for further information.

(1)          On September 29, 2003, the Trust Preferred Securities were issued.

8 Earnings per share

	Group
	2004		2003		2002
	Basic	Diluted (1)	Basic	Diluted (1)	Basic	Diluted (1)

Earnings ($m)
Net profit attributable to members of the Company	3,177	3,177	3,955	3,955	3,373	3,373
Distributions on other equity instruments	(187)	(187)	(183)	(183)	(187)	(187)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	112	—	90	—	102
Adjusted earnings	2,990	3,102	3,772	3,862	3,186	3,288
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,515,270	1,515,270	1,515,871	1,515,871	1,549,136	1,549,136
Potential dilutive ordinary shares
Options and performance rights	—	711	—	3,742	—	8,335
Partly paid ordinary shares	—	375	—	485	—	670
Exchangeable capital units	—	65,454	—	65,460	—	65,460
Total weighted average ordinary shares	1,515,270	1,581,810	1,515,871	1,585,558	1,549,136	1,623,601
Earnings per share (cents)	197.3	196.1	248.8	243.6	205.7	202.5

(1)                               The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

There were 83,000 fully paid ordinary shares of the Company issued since the end of the year as a result of share options granted being exercised, for a total consideration of $1,767,070. Other than these issues, there has been no conversion to, calls of, or subscriptions for ordinary shares, or issues of potential ordinary shares from October 1, 2004 up to December 2, 2004.

For further information on earnings per share calculations, refer to the ‘financial review’ section of the annual financial report.

9 Cash and liquid assets

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Australia
Coins, notes and cash at bank	1,524	1,596	722	792
Money at short call	2	134	2	134
Securities purchased under agreements to resell (1)	1,417	805	1,417	805
Other (including bills receivable and remittances in transit)	1,021	2,386	(984)	245
	3,964	4,921	1,157	1,976
Overseas
Coins, notes and cash at bank	625	623	10	2
Money at short call	495	401	—	—
Securities purchased under agreements to resell (1)	3,167	2,568	3,114	2,568
Other (including bills receivable and remittances in transit)	(171)	(108)	(92)	(394)
	4,116	3,484	3,032	2,176
Total cash and liquid assets	8,080	8,405	4,189	4,152

(1)          Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’. Refer to note 1(d) for further information.

Included within cash and liquid assets are cash and liquid assets within the Group’s life insurance business statutory funds of $687 million (2003: $745 million) which are subject to restrictions imposed under the Life Insurance Act 1995 (Cth) and other restrictions and therefore are not available for use in operating, investing or financing activities of other parts of the Group (refer to note 1(o)).

10 Due from other financial institutions

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Australia
Interest-earning (1)	6,152	6,122	6,035	5,993
Non-interest-earning	16	64	14	51
	6,168	6,186	6,049	6,044
Overseas
Interest-earning (1)	16,763	22,982	15,035	20,380
Non-interest-earning	563	66	531	51
	17,326	23,048	15,566	20,431
Total due from other financial institutions	23,494	29,234	21,615	26,475

(1)          Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’. Refer to note 1(d) for further information.

11 Due from customers on acceptances

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Australia
Government and public authorities	9	4	9	4
Agriculture, forestry and fishing	1,892	2,047	1,892	2,047
Financial, investment and insurance	3,182	4,006	3,182	4,006
Real estate – construction	699	844	699	844
Manufacturing	1,043	1,594	1,043	1,594
Instalment loans to individuals and other personal lending (including credit cards)	136	185	136	185
Other commercial and industrial	9,305	10,816	9,305	10,816
	16,266	19,496	16,266	19,496
Overseas
Financial, investment and insurance	1	17	—	—
Real estate – construction	2	—	—	—
Manufacturing	45	1	—	—
Other commercial and industrial	30	48	—	—
	78	66	—	—
Total due from customers on acceptances	16,344	19,562	16,266	19,496

12 Trading securities

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Listed – Australia
Australian Commonwealth Government bonds and securities	367	1,317	367	1,317
Securities of Australian and semi-government authorities	2,013	2,435	2,013	2,435
Private corporations/other financial institutions’ certificates of deposit	4,358	4,197	4,358	4,197
Private corporations/other financial institutions’ bills	13,960	11,327	13,960	11,327
Private corporations/other financial institutions’ bonds	399	352	399	352
Private corporations/other financial institutions’ commercial paper	—	20	—	—
Private corporations/other financial institutions’ floating rate notes	71	56	71	56
Private corporations/other financial institutions’ promissory notes	808	1,107	808	1,107
Other securities	263	320	263	320
	22,239	21,131	22,239	21,111
Listed – Overseas
Private corporations/other financial institutions’ bonds	981	1,266	981	1,266
Other government bonds and securities	240	242	240	242
	1,221	1,508	1,221	1,508
Total listed trading securities	23,460	22,639	23,460	22,619
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	196	351	—	—
Private corporations/other financial institutions’ certificates of deposit	271	290	132	170
Private corporations/other financial institutions’ bonds	31	96	—	—
Other government bonds and securities	1	22	—	—
Private corporations/other financial institutions’ commercial paper	45	120	45	120
Private corporations/other financial institutions’ medium-term notes	62	43	62	43
Private corporations/other financial institutions’ promissory notes	182	163	—	—
Total unlisted trading securities	788	1,085	239	333
Total trading securities	24,248	23,724	23,699	22,952

13 Available for sale securities

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Listed – Australia
Private corporations/other financial institutions’ bonds	142	186	142	186
Private corporations/other financial institutions’ floating rate notes	97	183	97	183
Other securities	23	1,078	23	1,078
	262	1,447	262	1,447
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	3	3	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	2,048	2,873	2,048	2,873
Private corporations/other financial institutions’ bonds	714	201	90	201
	2,765	3,077	2,138	3,074
Total listed available for sale securities	3,027	4,524	2,400	4,521
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	187	208	187	208
Private corporations/other financial institutions’ bonds	275	662	275	662
Other government treasury notes	16	56	16	56
Other central banks bonds and securities	73	—	73	—
Private corporations/other financial institutions’ commercial paper	847	700	847	700
Private corporations/other financial institutions’ medium-term notes	180	356	180	356
Other securities	5	7	—	—
Total unlisted available for sale securities	1,583	1,989	1,578	1,982
Total available for sale securities	4,610	6,513	3,978	6,503

Market value information

Listed – Australia
Private corporations/other financial institutions’ bonds	142	187	142	187
Private corporations/other financial institutions’ floating rate notes	97	184	97	184
Other securities	23	1,077	23	1,077
	262	1,448	262	1,448
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	3	3	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	2,048	2,873	2,048	2,873
Private corporations/other financial institutions’ bonds	714	201	90	201
	2,765	3,077	2,138	3,074
Total listed available for sale securities at market value	3,027	4,525	2,400	4,522
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	187	208	187	208
Private corporations/other financial institutions’ bonds	275	662	275	662
Other government treasury notes	16	56	16	56
Other central banks bonds and securities	73	—	73	—
Private corporations/other financial institutions’ commercial paper	847	700	847	700
Private corporations/other financial institutions’ medium-term notes	180	356	180	356
Other securities	5	7	—	—
Total unlisted available for sale securities at market value	1,583	1,989	1,578	1,982
Total available for sale securities at market value	4,610	6,514	3,978	6,504

The following table reconciles gross unrealised profits and losses of the Group’s holdings of available for sale securities for each year below, as at September 30:

	2004				2003
	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value
	$m	$m	$m	$m	$m	$m	$m	$m
Securities of or guaranteed by UK/Irish governments	3	—	—	3	3	—	—	3
Private corporations/other financial institutions’ certificates of deposit/bills	2,235	—	—	2,235	3,081	—	—	3,081
Private corporations/other financial institutions’ bonds	1,136	—	(5)	1,131	1,049	1	—	1,050
Other government treasury notes	16	—	—	16	56	—	—	56
Other central banks bonds and securities	73	—	—	73	—	—	—	—
Private corporations/other financial institutions’ commercial paper	847	—	—	847	700	—	—	700
Private corporations/other financial institutions’ medium-term notes	180	—	—	180	356	—	—	356
Private corporations/other financial institutions’ floating rate notes	97	—	—	97	183	1	—	184
Other securities	28	—	—	28	1,085	—	(1)	1,084
Total	4,615	—	(5)	4,610	6,513	2	(1)	6,514

Maturities of available for sale securities

The following table analyses the maturity of the Group’s holdings of available for sale securities at September 30, 2004:

	$m	0 to 1 year yield pa	$m	1 to 5 year(s) yield pa	$m	5 to 10 years yield pa	$m	Over 10 years yield pa
Australia
Private corporations/other financial institutions’ bonds	43	5.7%	99	5.7%	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	—	—	97	5.7%	—	—	—	—
Other securities	9	5.7%	14	5.8%	—	—	—	—
	52		210		—		—
Overseas
Securities of or guaranteed by UK/Irish governments	—	—	—	—	—	—	3	4.8%
Private corporations/other financial institutions’ certificates of deposit/bills	2,235	1.2%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	152	3.8%	837	3.9%	—	—	—	—
Other government treasury notes	16	3.5%	—	—	—	—	—	—
Other central banks bonds and securities	73	4.5%	—	—	—	—	—	—
Private corporations/other financial institutions’ commercial paper	847	3.0%	—	—	—	—	—	—
Private corporations/other financial institutions’ medium-term notes	180	2.3%	—	—	—	—	—	—
Other securities	5	1.4%	—	—	—	—	—	—
	3,508		837		—		3
Total maturities at carrying value	3,560		1,047		—		3
Total maturities at market value	3,560		1,047		—		3

Proceeds from maturities of available for sale securities during 2004 were $5,399 million (2003: $13,500 million, 2002: $14,543 million). Proceeds from sale of available for sale securities during 2004 were $2,002 million (2003: $3 million, 2002: $90 million). Gross profits of $nil (2003: $nil, 2002: $nil) and gross losses of $5 million (2003: $nil, 2002: $1 million) were realised on sale during 2004.

14 Investment securities

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m

Listed – Australia
Securities of Australian and semi-government authorities	—	26	25	—	26
Private corporations/other financial institutions’ bonds	50	49	—	50	49
Other securities	40	298	427	40	298
	90	373	452	90	373
Listed – Overseas
Securities of or guaranteed by UK/Irish governments (1)	141	139	366	—	—
US Treasury and other US Government agencies	5	11	13	5	11
Private corporations/other financial institutions’ certificates of deposit/bills	4,402	2,367	6,059	4,402	2,367
Private corporations/other financial institutions’ bonds	312	1,540	718	96	268
Other government bonds and securities (1)	375	214	29	—	—
Other government treasury notes	50	148	12	50	148
Private corporations/other financial institutions’ commercial paper	478	278	2,038	478	278
Private corporations/other financial institutions’ floating rate notes	—	—	15	—	—
Other securities	—	12	68	—	12
	5,763	4,709	9,318	5,031	3,084
Total listed investment securities	5,853	5,082	9,770	5,121	3,457

Unlisted – Australia
Other securities	376	—	—	—	—
	376	—	—	—	—
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	720	719	550	—	—
Private corporations’ Eurobonds	17	17	21	17	17
Private corporations/other financial institutions’ certificates of deposit/bills	—	147	259	—	—
Private corporations/other financial institutions’ bonds	4,452	2,446	2,138	215	41
Private corporations/other financial institutions’ floating rate notes	30	—	—	30	—
Private corporations/other financial institutions’ promissory notes	65	83	243	—	—
Other securities	—	153	560	—	153
Total unlisted investment securities	5,660	3,565	3,771	262	211
Total investment securities	11,513	8,647	13,541	5,383	3,668

(1)          $251 million (2003: $308 million, 2002: $363 million) of securities have been pledged as security for borrowings of the Group and are therefore subject to restrictions regarding sale until the pledge is released.

Market value information

Listed – Australia
Securities of Australian and semi-government authorities	—	26	26	—	26
Private corporations/other financial institutions’ bonds	50	52	—	50	52
Other securities	40	298	427	40	298
	90	376	453	90	376
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	146	147	366	—	—
US Treasury and other US Government agencies	5	11	13	5	11
Private corporations/other financial institutions’ certificates of deposit/bills	4,401	2,398	6,066	4,401	2,398
Private corporations/other financial institutions’ bonds	316	1,564	743	95	268
Other government bonds and securities	376	216	29	—	—
Other government treasury notes	50	148	12	50	148
Private corporations/other financial institutions’ commercial paper	479	292	2,042	479	292
Private corporations/other financial institutions’ floating rate notes	—	—	15	—	—
Other securities	—	12	68	—	12
	5,773	4,788	9,354	5,030	3,129
Total listed investment securities at market value	5,863	5,164	9,807	5,120	3,505
Unlisted – Australia
Other securities	376	—	—	—	—
	376	—	—	—	—
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	720	719	550	—	—
Private corporations’ Eurobonds	18	17	20	18	17
Private corporations/other financial institutions’ certificates of deposit/bills	—	147	259	—	—
Private corporations/other financial institutions’ bonds	4,452	2,446	2,130	215	41
Private corporations/other financial institutions’ floating rate notes	30	—	—	30	—
Private corporations/other financial institutions’ promissory notes	65	83	243	—	—
Other securities	—	153	561	—	153
Total unlisted investment securities at market value	5,661	3,565	3,763	263	211
Total investment securities at market value	11,524	8,729	13,570	5,383	3,716

The following table reconciles gross unrealised profits and losses of the Group’s holdings of investment securities for the years shown below as at September 30:

	2004				2003
	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value	Amortised cost	Gross unrealised profits	Gross unrealised losses	Market value
	$m	$m	$m	$m	$m	$m	$m	$m
Securities of Australian and semi- government authorities	—	—	—	—	26	—	—	26
Securities of or guaranteed by UK/Irish governments	141	5	—	146	139	8	—	147
Securities of or guaranteed by New Zealand Government	720	—	—	720	719	—	—	719
US Treasury and other US Government agencies	5	—	—	5	11	—	—	11
Private corporations’ Eurobonds	17	1	—	18	17	—	—	17
Private corporations/other financial institutions’ certificates of deposit/bills	4,402	—	(1)	4,401	2,514	35	(4)	2,545
Private corporations/other financial institutions’ bonds	4,814	4	—	4,818	4,035	27	—	4,062
Other government bonds and securities	375	1	—	376	214	2	—	216
Other government treasury notes	50	—	—	50	148	—	—	148
Private corporations/other financial institutions’ commercial paper	478	1	—	479	278	14	—	292
Private corporations/other financial institutions’ floating rate notes	30	—	—	30	—	—	—	—
Private corporations/other financial institutions’ promissory notes	65	—	—	65	83	—	—	83
Other securities	416	—	—	416	463	2	(2)	463
Total	11,513	12	(1)	11,524	8,647	88	(6)	8,729

Maturities of investment securities

The following table analyses the maturity of the Group’s holdings of investment securities at September 30, 2004:

	$m	0 to 1 year yield pa	$m	1 to 5 year(s) yield pa	$m	5 to 10 years yield pa	$m	Over 10 years yield pa
Australia
Private corporations/other financial institutions’ bonds	50	5.7%	—	—	—	—	—	—
Other securities	17	5.7%	399	6.5%	—	—	—	—
	67		399		—		—

Overseas
Securities of or guaranteed by UK/Irish governments	3	—	138	3.0%	—	—	—	—
Securities of or guaranteed by New Zealand Government	720	5.7%	—	—	—	—	—	—
US Treasury and other US Government agencies	5	—	—	—	—	—	—	—
Private corporations’ Eurobonds	—	—	17	4.3%	—	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	4,402	3.2%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	1,074	4.1%	3,584	5.1%	106	0.7%	—	—
Other government bonds and securities	209	4.1%	166	3.3%	—	—	—	—
Other government treasury notes	9	0.1%	41	1.5%	—	—	—	—
Private corporations/other financial institutions’ commercial paper	478	2.3%	—	—	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	15	4.3%	15	4.3%	—	—	—	—
Private corporations/other financial institutions’ promissory notes	65	6.5%	—	—	—	—	—	—
	6,980		3,961		106		—
Total maturities at carrying value	7,047		4,360		106		—
Total maturities at market value	7,057		4,361		106		—

Proceeds from maturities of investment securities during 2004 were $12,373 million (2003: $18,578 million, 2002: $37,434 million). The majority of those relate to the maturity of short-dated investment securities. Proceeds from the sale of investment securities during 2004 were $147 million (2003: $18 million, 2002: $nil). Gross profits of $nil (2003: $1 million, 2002: $nil) and $1 million of gross losses (2003: $nil, 2002: $nil) were realised on sale during 2004. The gross loss in 2004 related to the sale of a single investment security due to a significant unforeseeable change in circumstance that changed the intent with regard to this particular debt security without calling into question the Group’s intent and ability to hold other investment securities to maturity in the future.

15 Investments relating to life insurance business

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Equity security investments
Direct	6,364	6,993	—	—
Indirect	29,514	23,406	—	—
	35,878	30,399	—	—
Debt security investments
Interest-earning securities
National government	732	702	—	—
Other public sector	1,077	523	—	—
Private sector	3,194	3,904	—	—
	5,003	5,129	—	—
Properties
Direct	15	117	—	—
Indirect	117	201	—	—
	132	318	—	—
Total investments relating to life insurance business	41,013	35,846	—	—

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

Investment assets held in statutory funds are not available for use by other parts of the Group’s business (refer to notes 1(o) and 55).

16 Loans and advances

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Australia
Overdrafts	4,442	4,810	4,442	4,810
Credit card outstandings	4,030	3,850	4,030	3,850
Market rate advances	89	100	89	100
Lease finance	8,104	7,504	7,920	7,334
Housing loans	91,259	83,018	91,259	83,018
Other term lending	37,970	34,556	37,858	34,444
Equity participation in leveraged leases	60	92	60	92
Redeemable preference share finance	—	79	—	—
Other lending (1)	2,453	2,090	2,052	1,670
	148,407	136,099	147,710	135,318
Overseas
Overdrafts	14,321	12,395	6,042	4,901
Credit card outstandings	2,846	2,759	—	—
Market rate advances	—	88	—	—
Lease finance	7,863	7,381	25	31
Housing loans	34,514	28,469	120	123
Other term lending	40,920	39,674	4,317	5,293
Redeemable preference share finance	2,033	1,763	—	—
Other lending (1)	1,474	1,280	425	431
	103,971	93,809	10,929	10,779
Total gross loans and advances	252,378	229,908	158,639	146,097
Deduct: Unearned income	(2,024)	(1,933)	(1,093)	(1,006)
Provision for doubtful debts (refer to note 17)	(2,518)	(2,240)	(1,511)	(1,373)
Total net loans and advances	247,836	225,735	156,035	143,718

Leasing receivables included in lease finance net of unearned income:
Current	2,057	1,943	281	273
Non-current	12,558	11,702	6,784	6,320
Total leasing receivables included in lease finance	14,615	13,645	7,065	6,593

(1)    Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to  ‘cash and liquid assets’ and ‘due from other financial institutions’.  Refer to note 1(d) for further information.

The diversification and size of the Group are such that its lending is widely spread both geographically and in terms of the types of industries served.  In accordance with US SEC guidelines, the following table shows comparative year-end detail of the loan portfolio for each of the last five years ended September 30.  The table also demonstrates the concentration of credit risk by industry with the maximum credit risk represented by the carrying values less provision for doubtful debts.

	Group
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Australia
Government and public authorities	620	498	1,588	425	478
Agriculture, forestry, fishing and mining	6,023	5,368	4,890	5,251	5,329
Financial, investment and insurance	6,102	6,053	3,053	4,807	4,656
Real estate – construction	1,728	1,935	1,807	1,941	1,661
Manufacturing	2,492	2,630	2,034	3,263	2,268
Real estate – mortgage	91,259	83,018	68,461	55,629	48,719
Instalment loans to individuals and other personal lending (including credit cards)	13,529	12,473	11,352	9,850	8,223
Lease financing	8,164	7,596	7,168	7,073	6,929
Other commercial and industrial (1)	18,490	16,528	16,450	15,174	14,757
	148,407	136,099	116,803	103,413	93,020
Overseas
Government and public authorities	801	732	1,435	1,120	1,134
Agriculture, forestry, fishing and mining	6,613	5,718	6,002	5,473	5,099
Financial, investment and insurance	7,387	7,441	7,834	6,003	8,350
Real estate – construction	3,072	2,511	3,273	3,312	3,061
Manufacturing	5,968	6,233	6,745	6,476	7,446
Real estate – mortgage	34,514	28,469	27,615	26,010	22,611
Instalment loans to individuals and other personal lending (including credit cards)	12,596	13,059	13,294	12,903	12,014
Lease financing	7,863	7,381	8,714	8,703	7,448
Other commercial and industrial (1)	25,157	22,265	25,598	29,051	31,400
	103,971	93,809	100,510	99,051	98,563
Total gross loans and advances	252,378	229,908	217,313	202,464	191,583
Deduct: Unearned income	(2,024)	(1,933)	(1,914)	(1,922)	(1,812)
Provision for doubtful debts (refer to note 17)	(2,518)	(2,240)	(2,470)	(2,715)	(2,692)
Total net loans and advances	247,836	225,735	212,929	197,827	187,079

(1)    At September 30, 2004, there were no concentrations of other commercial and industrial loans exceeding 10% of total loans and advances.

Concentrations of credit risk by geographical location are based on the geographical location of the office in which the loans or advances are booked.  The amounts shown are net of unearned income and provision for doubtful debts:

Australia	145,962	133,855	114,592	100,978	90,742
Europe	64,183	57,553	64,856	64,600	54,459
New Zealand	31,916	27,555	25,267	23,250	19,682
United States	2,451	3,271	4,311	4,293	18,867
Asia	3,324	3,501	3,903	4,706	3,329
Total net loans and advances	247,836	225,735	212,929	197,827	187,079

The following tables show the maturity distribution of loans and advances to customers and interest rate sensitivity of such loans and advances for the Group as at September 30, 2004:

	Group
	0 to 1 year (1)	1 to 5 year(s)	Over 5 years	Total
	$m	$m	$m	$m
Maturity distribution of loans and advances
Australia
Government and public authorities	185	204	231	620
Agriculture, forestry, fishing and mining	3,972	1,565	486	6,023
Financial, investment and insurance	4,292	786	1,024	6,102
Real estate – construction	1,181	171	376	1,728
Manufacturing	1,974	161	357	2,492
Real estate – mortgage	20,838	4,568	65,853	91,259
Instalment loans to individuals and other personal lending (including credit cards)	6,038	7,302	189	13,529
Lease financing	776	6,945	443	8,164
Other commercial and industrial	11,122	2,935	4,433	18,490
	50,378	24,637	73,392	148,407

Overseas
Government and public authorities	273	417	111	801
Agriculture, forestry, fishing and mining	2,779	1,663	2,171	6,613
Financial, investment and insurance	2,578	4,094	715	7,387
Real estate – construction	1,364	1,484	224	3,072
Manufacturing	2,922	1,617	1,429	5,968
Real estate – mortgage	4,488	5,726	24,300	34,514
Instalment loans to individuals and other personal lending (including credit cards)	7,845	2,952	1,799	12,596
Lease financing	1,755	2,515	3,593	7,863
Other commercial and industrial	10,125	9,760	5,272	25,157
	34,129	30,228	39,614	103,971
Total gross loans and advances	84,507	54,865	113,006	252,378

Interest rate sensitivity of loans and advances
Variable interest rates (2)
Australia	32,996	3,097	53,776	89,869
Overseas	21,240	15,934	22,538	59,712
Fixed interest rates
Australia	17,382	21,540	19,616	58,538
Overseas	12,889	14,294	17,076	44,259
Total gross loans and advances	84,507	54,865	113,006	252,378

(1)    Overdrafts are not subject to a repayment schedule.  Due to their characteristics, overdrafts are categorised as due within one year.

(2)    For a range of credit products that the Group classifies as variable, the Group is required to give a period of notice before a change in the applicable interest rate is effective.

Securitisation of loans

During the year ended September 30, 2004, the Group securitised Australian residential mortgage loans amounting to $2,483 million and during the year ended September 30, 2001, the Group securitised Australian residential mortgage loans amounting to $1,924 million.  Outstanding securitised loans of the programs totalled $2,788 million as at September 30, 2004 (2003: $585 million).  The securities issued pursuant to the securitisation programs do not represent liabilities of the Company or the Group.  Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arm’s length services and facilities (refer to note 1(ee)).  The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities.  The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support.  The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances.  The Company has transacted with the special purpose entities (SPEs) on an arm’s length basis to act as servicer in relation to the loans and to provide the SPEs with fixed and basis swaps and limited redraw facilities.

17 Provisions for doubtful debts

		Group			Company
		2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m

Specific provision for doubtful debts		412	463	553	255	321
General provision for doubtful debts		2,116	1,793	2,022	1,261	1,062
Total provision for doubtful debts		2,528	2,256	2,575	1,516	1,383
Deduct:	Specific provision for off-balance sheet credit-related commitments (1)	(10)	(16)	(105)	(5)	(10)
Net provision for doubtful debts (refer to note 16)		2,518	2,240	2,470	1,511	1,373

(1)  The specific provision for off-balance sheet credit-related commitments is shown as a liability in the financial report (refer to note  29.)

Reconciliation of movements in provisions for doubtful debts

Specific provision
Balance at beginning of year	463	553	586	321	369
Transfer from general provision	553	746	788	314	417
Bad debts written off	(804)	(1,015)	(985)	(443)	(527)
Bad debts recovered	199	217	171	65	73
Foreign currency translation	1	(38)	(7)	(2)	(11)
Balance at end of year	412	463	553	255	321
General provision
Balance at beginning of year	1,793	2,022	2,207	1,062	1,113
Transfer to specific provision	(553)	(746)	(788)	(314)	(417)
Provision of foreign controlled entity sold	—	—	(70)	—	—
Charge to profit and loss account	559	633	697	325	373
Charge to profit and loss account – revision of accounting estimate (1)	292	—	—	190	—
Foreign currency translation	25	(116)	(24)	(2)	(7)
Balance at end of year	2,116	1,793	2,022	1,261	1,062
Total provision for doubtful debts	2,528	2,256	2,575	1,516	1,383

(1) Refer to note 5(a).

Provisions for doubtful debt ratios

Specific provision as a percentage of risk-weighted assets
On-balance sheet exposures	0.14%	0.18%	0.18%
Off-balance sheet credit-related commitments	0.00%	0.01%	0.04%
Specific provision for doubtful debts as a percentage of risk-weighted assets	0.14%	0.19%	0.22%
Total provision for doubtful debts as a percentage of risk-weighted assets	0.88%	0.89%	1.02%
Bad debts written off as a percentage of average loans and advances (1)	0.25%	0.36%	0.40%

(1)  Refer to note 39 for average loans and advances.

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 19 in the ‘business overview’ section.

Specific provision for doubtful debts by industry category

The following table provides an analysis of the Group’s specific provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years ended September 30:

	Group
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	22	71	75	34	24
Financial, investment and insurance	22	2	—	13	2
Real estate – construction	4	3	3	5	8
Manufacturing	16	—	7	15	34
Real estate – mortgage	—	9	3	—	—
Instalment loans to individuals and other personal lending (including credit cards)	23	7	3	14	46
Lease financing	12	—	12	8	9
Other commercial and industrial	83	164	217	253	89
	182	256	320	342	212

Overseas
Agriculture, forestry, fishing and mining	22	10	22	14	15
Financial, investment and insurance	—	—	—	2	2
Real estate – construction	25	3	2	2	8
Manufacturing	5	2	1	24	48
Real estate – mortgage	2	4	5	6	7
Instalment loans to individuals and other personal lending (including credit cards)	62	74	84	111	60
Lease financing	9	10	9	10	8
Other commercial and industrial	105	104	110	75	111
	230	207	233	244	259
Total specific provision for doubtful debts	412	463	553	586	471

General provision for doubtful debts by industry category

The following table provides an analysis of the Group’s general provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years ended September 30:

	Group
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Australia
Government and public authorities	1	—	—	—	—
Agriculture, forestry, fishing and mining	51	33	46	69	50
Financial, investment and insurance	40	36	10	8	67
Real estate – construction (1)	16	99	40	32	30
Manufacturing	52	48	75	120	90
Real estate – mortgage	68	34	21	62	166
Instalment loans to individuals and other personal lending (including credit cards)	175	157	205	184	155
Lease financing	70	60	63	94	89
Other commercial and industrial (1)	663	488	512	571	410
	1,136	955	972	1,140	1,057
Overseas
Government and public authorities	1	—	—	—	—
Agriculture, forestry, fishing and mining	73	52	48	31	25
Financial, investment and insurance	19	14	7	6	21
Real estate – construction (1)	17	107	98	46	95
Manufacturing	76	52	47	56	77
Real estate – mortgage	31	9	19	72	90
Instalment loans to individuals and other personal lending (including credit cards)	233	269	382	339	188
Lease financing	23	23	31	41	44
Other commercial and industrial (1)	507	312	418	476	641
	980	838	1,050	1,067	1,181
Total general provision for doubtful debts	2,116	1,793	2,022	2,207	2,238

(1)  At September 30, 2004, the general provision for property services was reclassified from real estate - construction, to other commercial and industrial.  Comparative information has not been restated.

Bad debts written off and bad debts recovered by industry category

The following table provides an analysis of bad debts written off and bad debts recovered by industry category for each of the five year ended September 30.

For further information, refer to asset quality disclosures in note 18.

	Group
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Bad debts written off
Australia
Agriculture, forestry, fishing and mining	51	7	24	9	27
Financial, investment and insurance	9	4	17	9	26
Real estate – construction	1	5	8	8	14
Manufacturing	6	14	10	29	56
Real estate – mortgage	16	4	7	8	7
Instalment loans to individuals and other personal lending (including credit cards)	140	175	144	109	72
Lease financing	25	124	19	32	16
Other commercial and industrial	127	157	136	108	34
	375	490	365	312	252
Overseas
Agriculture, forestry, fishing and mining	6	18	3	7	4
Financial, investment and insurance	2	—	2	—	6
Real estate – construction	3	4	16	9	16
Manufacturing	15	31	35	27	30
Real estate – mortgage	—	1	2	2	3
Instalment loans to individuals and other personal lending (including credit cards)	294	340	386	289	206
Lease financing	4	14	11	9	11
Other commercial and industrial	105	117	165	83	129
	429	525	620	426	405
Total bad debts written off	804	1,015	985	738	657

Bad debts recovered
Australia
Agriculture, forestry, fishing and mining	3	1	3	1	1
Financial, investment and insurance	—	1	—	7	4
Real estate – construction	2	—	1	—	1
Manufacturing	2	1	2	1	2
Real estate – mortgage	—	2	1	1	1
Instalment loans to individuals and other personal lending (including credit cards)	43	60	43	40	41
Lease financing	4	3	3	3	1
Other commercial and industrial	9	2	9	6	30
	63	70	62	59	81
Overseas
Financial, investment and insurance	—	—	4	5	11
Real estate – construction	—	1	—	—	1
Manufacturing	—	—	—	—	16
Instalment loans to individuals and other personal lending (including credit cards)	103	102	83	56	62
Other commercial and industrial	33	44	22	31	53
	136	147	109	92	143
Total bad debts recovered	199	217	171	151	224

18 Asset quality disclosures

The following table provides an analysis of the asset quality of the Group’s impaired loans and advances for each of the last five years ended September 30. Gross amounts have been prepared without regard to security available for such loans and advances.  The inclusion of past due loans and restructured loans in both tables does not necessarily indicate that such loans are doubtful.  Refer to note 1(p) for a description of the Group’s accounting policy for provision for doubtful debts and asset quality.

	Group
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Non-accrual loans (1) (2)
Gross
Australia (3)	700	912	1,109	1,166	568
Overseas	530	721	702	773	899
	1,230	1,633	1,811	1,939	1,467
Specific provision for doubtful debts
Australia	164	238	299	325	196
Overseas	211	184	201	203	246
	375	422	500	528	442
Net
Australia	536	674	810	841	372
Overseas	319	537	501	570	653
Total net non-accrual loans	855	1,211	1,311	1,411	1,025

Restructured loans
Australia	—	—	6	4	4
Overseas	41	—	—	—	—
Total restructured loans	41	—	6	4	4

Assets acquired through security enforcement
Real estate
Overseas	5	—	—	—	8
	5	—	—	—	8
Other assets
Overseas	—	2	3	4	5
	—	2	3	4	5
Total assets acquired through security enforcement	5	2	3	4	13

Total impaired assets
Gross
Australia	700	912	1,115	1,170	572
Overseas	576	723	705	777	912
	1,276	1,635	1,820	1,947	1,484
Specific provision for doubtful debts
Australia	164	238	299	325	196
Overseas	211	184	201	203	246
	375	422	500	528	442
Net
Australia	536	674	816	845	376
Overseas	365	539	504	574	666
Total net impaired assets	901	1,213	1,320	1,419	1,042

(1)  Includes loans amounting to $57 million gross, $24 million net (2003: $98 million gross, $70 million net, 2002: $137 million gross, $93 million net, 2001: $170 million gross, $124 million net, 2000: $252 million gross, $182 million net) where some concerns exist as to the ongoing ability of the borrowers to comply with existing loan terms, but on which no principal or interest payments are contractually past due.

(2)  Includes off-balance sheet credit-related commitments amounting to $21 million gross, $10 million net (2003: $37 million gross, $21 million net, 2002: $138 million gross, $33 million net, 2001: $219 million gross, $141 million net, 2000: $33 million gross, $16 million net).

(3)  As at September 30, 2001, 2002, and 2003, a certain Australian exposure was classified as performing.  However, the classification of this exposure as non-accrual during this period is now considered more appropriate.  As such, on this basis, comparative information for those years has been restated to include the balance of this exposure (including accrued interest) of $207 million, $221 million and $254 million respectively.  During 2004, $28 million of interest income previously recognised in relation to this exposure was reversed to the profit and loss account to reflect the revised asset quality classification.

The following table provides information regarding accruing loans past due 90 days or more.  During the year ended September 30, 2004, the Group revised its data collection procedures for establishing exposures 90 days or more past due.  Comparative information for 2003 was restated.  It was impracticable to restate comparative information for years prior to 2003 on the same basis due to definitional differences impacting data and changes to the application of the 90 days past due test prescribed in APRA guidelines during that period.

Accruing loans past due 90 days or more with adequate security – revised basis (1)
Australia (2)	766	436	—	—	—
Overseas	63	56	—	—	—
Total accruing loans past due 90 days or more with adequate security	829	492	—	—	—
Accruing loans past due 90 days or more with adequate security – former basis (1)
Australia	—	61	29	48	39
Overseas	—	45	254	286	68
Total accruing loans past due 90 days or more with adequate security	—	106	283	334	107

(1)  The Group has revised its data collection procedures for establishing its accruing loans past due 90 days or more.  This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more.  Comparative information at September 30, 2003 has been restated to include these loans.  Comparative information for earlier periods has not been restated as it is impracticable to do so.

(2)  Subsequent to September 30, 2004, one large Australian exposure of $204 million, which had been classified as an accruing loan past due 90 days or more with adequate security, was settled.  Settlement of the full amount of the exposure occurred in October 2004.

Accruing portfolio facilities past due 90 to 180 days
Gross
Australia	30	30	37	35	23
Overseas	33	34	46	83	36
	63	64	83	118	59
Specific provision for doubtful debts
Australia	18	18	22	18	15
Overseas	19	23	31	40	14
	37	41	53	58	29
Net
Australia	12	12	15	17	8
Overseas	14	11	15	43	22
Total net accruing portfolio facilities past due 90 to 180 days	26	23	30	60	30

Further analysis of non-accrual loans at year-end and interest income received and foregone under the APRA asset quality disclosure guidelines is as follows for the Group, for each of the last three years ended September 30:

	Gross	2004 Specific provision	Net	Gross	2003 Specific provision	Net	Gross	2002 Specific provision	Net
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-accrual loans with provisions and:
No performance
Australia	290	131	159	382	223	159	449	275	174
Overseas	328	197	131	495	162	333	458	178	280
	618	328	290	877	385	492	907	453	454
Partial performance
Australia	226	6	220	—	—	—	—	—	—
Overseas	2	1	1	3	1	2	4	1	3
	228	7	221	3	1	2	4	1	3
Full performance
Australia	46	27	19	35	15	20	74	24	50
Overseas	21	13	8	73	21	52	68	22	46
	67	40	27	108	36	72	142	46	96

Non-accrual loans without provisions and:
No performance
Australia (1)	36	—	36	448	—	448	550	—	550
Overseas	160	—	160	131	—	131	142	—	142
	196	—	196	579	—	579	692	—	692
Full performance
Australia	102	—	102	47	—	47	36	—	36
Overseas	19	—	19	19	—	19	30	—	30
	121	—	121	66	—	66	66	—	66
Total non-accrual loans	1,230	375	855	1,633	422	1,211	1,811	500	1,311

(1)  As at September 30, 2001, 2002, and 2003, a certain Australian exposure was classified as performing.  However, the classification of this exposure as non-accrual during this period is now considered more appropriate.  As such, on this basis, comparative information for those years has been restated to include the balance of this exposure (including accrued interest) of $207 million, $221 million and $254 million respectively.  During 2004, $28 million of interest income previously recognised in relation to this exposure was reversed to the profit and loss account to reflect the revised asset quality classification.

	Group
	2004	2003	2002
	$m	$m	$m
Interest income received and foregone
Interest and other income received and taken to the profit and loss account on non-accrual loans and restructured loans
Australia	18	9	12
Overseas	4	1	5
	22	10	17
Net interest and other income foregone on non-accrual loans and restructured loans
Australia	66	65	63
Overseas	24	31	29
	90	96	92

Additional information in respect of impaired assets
Fair value of security (1)
Non-accrual loans
Australia	415	530	569
Overseas	277	457	448
	692	987	1,017

Loans newly classified into impaired asset categories during the year
Australia	331	619	965
Overseas	606	754	526
	937	1,373	1,491

(1)  Fair value of security is the amount for which that security could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction.  Amounts of security held in excess of the outstanding balance of individual non-accrual or restructured loans are not included in this table.

19 Shares in controlled entities, joint venture entities and other securities

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Shares in controlled entities
At cost	—	—	11,562	11,721
Deduct: Provision for diminution in value	—	—	(138)	(114)
	—	—	11,424	11,607
Interests in joint venture entities	51	675	—	—
Shares in other securities
At cost	170	827	37	668
Deduct: Provision for diminution in value	(63)	(57)	(29)	(25)
	107	770	8	643
Total shares in controlled entities, joint venture entities and other securities	158	1,445	11,432	12,250

Market value information
Shares in other securities	107	1,195	8	1,068
Total shares in other securities at market value	107	1,195	8	1,068

Interests in joint venture entities

Name	Principal activity	Joint venture reporting date	Ownership interest	Voting interest	Investment carrying amount
					2004	2003
					$m	$m
Tokenhouse Partnership (1)	Investment	September 30	50%	50%	—	619
Dark City Partnership	Investment	December 31	50%	50%	19	22
Matrix Film Investment Partnership	Investment	June 30	60%	50%	32	34

(1)  The Tokenhouse Partnership was dissolved during the year, with the Group receiving its share of the partnership capital.

	Group
	2004	2003
	$m	$m
The Group’s share of the joint venture entities’ results consists of:

Revenues from ordinary activities	662	7
Expenses from ordinary activities	(642)	(4)
Profit from ordinary activities before income tax expense	20	3
Income tax expense relating to ordinary activities	—	—
Net profit – accounted for using the equity method	20	3

The Group’s share of the joint venture entities’ assets and liabilities consists of:

Investment securities	—	619
Other investments	47	51
Other assets	4	5
Total assets	51	675
Total liabilities	—	—

	Group
	2004	2003
	$m	$m
The Group’s share of the joint venture entities’ post-acquisition profits consists of:

Share of the joint venture entities’ accumulated losses at beginning of year	(17)	(13)
Share of the joint venture entities’ net profit	20	3
Distributions from joint venture entities	(6)	(7)
Share of the joint venture entities’ accumulated losses at end of year	(3)	(17)

Movements in the Group’s carrying amount of the joint venture entities consists of:

Carrying amount at beginning of year	675	60
Investments in joint venture entities acquired	—	619
Share of the joint venture entities’ net profit	20	3
Return of partnership capital	(638)	—
Distributions from joint venture entities	(6)	(7)
Carrying amount at end of year	51	675

20 Regulatory deposits

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Central banks overseas	177	225	93	93
Total regulatory deposits	177	225	93	93

21 Property, plant and equipment

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Land and buildings
Freehold
At cost (acquired subsequent to previous valuation date)	12	27	—	—
At directors’ valuation	524	470	24	23
Leasehold
At cost (acquired subsequent to previous valuation date)	94	19	20	17
At directors’ valuation	78	80	—	—
Deduct: Accumulated depreciation on buildings	(9)	(22)	(7)	(5)
	699	574	37	35
Leasehold improvements
At cost	850	784	602	569
Deduct: Accumulated amortisation	(440)	(402)	(313)	(292)
	410	382	289	277
Furniture, fixtures and fittings and other equipment
At cost	658	745	86	118
Under finance lease	31	18	—	—
Deduct: Accumulated depreciation and amortisation	(472)	(460)	(65)	(88)
	217	303	21	30
Data processing equipment
At cost	1,459	1,409	722	684
Under finance lease	30	28	8	6
Deduct: Accumulated depreciation and amortisation	(1,213)	(1,153)	(577)	(520)
	276	284	153	170
Application software
At cost	883	1,262	526	853
At recoverable amount	87	—	72	—
Deduct: Accumulated amortisation	(315)	(307)	(220)	(199)
	655	955	378	654
Total property, plant and equipment	2,257	2,498	878	1,166

Reconciliations of movements in property, plant and equipment

Land and buildings
Balance at beginning of year	574	663	35	48
Additions	90	20	3	—
Net amount of revaluation increments less decrements (1)	71	9	5	—
Disposals	(29)	(35)	(4)	(9)
Depreciation	(14)	(15)	(2)	(2)
Net foreign currency movements arising from self-sustaining foreign operations	7	(68)	—	(2)
Balance at end of year	699	574	37	35

Leasehold improvements
Balance at beginning of year	382	384	277	274
Additions	93	87	58	65
Disposals	(12)	(26)	(7)	(25)
Amortisation	(55)	(52)	(39)	(37)
Net foreign currency movements arising from self-sustaining foreign operations	2	(11)	—	—
Balance at end of year	410	382	289	277

Furniture, fixtures and fittings and other equipment
Balance at beginning of year	303	349	30	34
Additions	41	35	6	8
Disposals	(64)	(2)	(6)	(2)
Depreciation and amortisation	(68)	(58)	(9)	(9)
Net foreign currency movements arising from self-sustaining foreign operations	5	(21)	—	(1)
Balance at end of year	217	303	21	30

Data processing equipment
Balance at beginning of year	284	360	170	207
Additions	111	88	56	60
Disposals	(7)	(24)	(1)	(19)
Depreciation and amortisation	(115)	(124)	(72)	(77)
Net foreign currency movements arising from self-sustaining foreign operations	3	(16)	—	(1)
Balance at end of year	276	284	153	170

Application software
Balance at beginning of year	955	884	654	638
Additions	325	304	121	165
Disposals and write-offs	(37)	(59)	(32)	(49)
Write-down of impaired assets (2)	(409)	—	(239)	—
Amortisation	(189)	(152)	(127)	(100)
Net foreign currency movements arising from self-sustaining foreign operations	10	(22)	1	—
Balance at end of year	655	955	378	654

(1)  The fair values of freehold and leasehold land and buildings have been determined by directors based on advice from independent valuers and regular independent valuations.  Such valuations were performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction at the valuation date (refer to note 1(s)).

(2)  Write-down of impaired application software in 2004, which has been classified as a significant item.  Refer to note 5(a).

22 Income tax assets

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Income tax receivable	66	—	66	—
Future income tax benefits	1,301	1,203	810	679
Total income tax assets	1,367	1,203	876	679

Future income tax benefits comprise:
Specific provision for doubtful debts	56	106	49	109
General provision for doubtful debts	636	545	380	322
Other provisions	513	450	286	232
Statutory funds	77	80	77	—
Tax losses	19	22	18	16
Total future income tax benefits	1,301	1,203	810	679

Future income tax benefits not brought to account

Future income tax benefits have not been brought to account for the following items as realisation of the benefits is not regarded as virtually certain:

Capital gains tax losses (1)	1,786	1,893	871	—
Income tax losses	49	55	26	—
Timing differences	11	19	10	—

(1)                               Includes maximum Australian and US capital gains tax losses in relation to the sale of SR Investment, Inc. and the return of capital.

These future income tax benefits will only be obtained if:

•                                          future assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised;

•                                          the conditions for deductibility imposed by tax legislation continue to be complied with; and

•                                          no changes in tax legislation adversely affect the Group in realising the benefit.

23 Goodwill

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

At cost	2,426	2,431	—	—
Deduct: Accumulated amortisation	(1,794)	(1,691)	—	—
Total goodwill	632	740	—	—

24 Other assets

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Accrued interest receivable	1,505	1,312	727	740
Prepayments	112	137	49	37
Receivables under contracts of sale	—	31	—	—
Receivables from liquidator (1)	44	17	17	17
Receivables	961	911	445	270
Mortgage loans held for sale	40	18	—	—
Excess of net market value over net assets of life insurance controlled entities	4,904	5,061	—	—
Other life insurance assets (2)
Accrued income receivable	48	48	—	—
Outstanding premiums receivable	82	75	—	—
Unsettled investment transactions	11	87	—	—
Other	88	118	—	—
Prepaid pension costs	582	616	—	—
Operating leases residual value	1,091	1,008	105	89
Other	2,173	611	1,092	170
Total other assets	11,641	10,050	2,435	1,323

(1)                               Represents the liquidators’ estimate of the net return from entities placed in voluntary liquidation.  Movements in the estimated net return other than liquidators’ distributions are recognised in the profit and loss account.

(2)                               Refer to note 1(o) for restrictions on assets of the life insurance business.

Excess of net market value over net assets of life insurance controlled entities

Life insurance entities within the Group are required to value their investments in controlled entities at market value, with components of the change in the excess of net market value over net assets reflected on the Group’s statement of financial performance (refer to note 1(o)). Valuations shown are directors’ valuations.The valuations used are based on discounted cash flow valuations prepared by Tillinghast-Towers Perrin, using for Australian and New Zealand entities, risk discount rates specified by the directors.

The following table analyses the excess of net market value over net assets of National Australia Financial Management Limited’s (NAFiM) controlled corporate entities as at September 30 for the years shown.  These controlled entities include MLC Limited, MLC Lifetime Company Limited and overseas life insurance entities.  The net market value and net assets of NAFiM’s own business are not included in this table.

	Group 2004			Group 2003
			Excess of			Excess of
	Net		net market	Net		net market
	market	Net	value over	market	Net	value over
	value (1)	assets	net assets	value (1)	assets	net assets
	$m	$m	$m	$m	$m	$m
Insurance	2,998	820	2,178	2,785	695	2,090
Investments	3,455	727	2,728	3,707	768	2,939
Other	56	58	(2)	141	109	32
Total	6,509	1,605	4,904	6,633	1,572	5,061

(1)                               Significant assumptions used in the valuation basis underlying the directors’ valuations include:

•                  the valuations are based on the present value of estimated after tax distributable profits together with the present value of 70% of attaching imputation credits in the case of Australian and New Zealand entities;

•     present values have been determined at the following risk discount rates:

	2004	2003

Life insurance business within Australia	11.0%	11.0%
Investment business within Australia	11.0-12.1%	11.0-12.0%
Business written in British pounds within the UK	10.5%	10.0%
Business written in NZ dollars within New Zealand	11.7-12.8%	11.3-12.5%
Life insurance business written in US dollars within Indonesia	12.5%	12.5%
Life insurance business written in Indonesian rupiah within Indonesia	17.5%	17.0%
Life insurance business written in US dollars within Hong Kong	12.0%	12.5%
Life insurance business written in Hong Kong dollars within Hong Kong	12.0%	12.5%
Life insurance business written in Thai baht within Thailand	n/a	n/a;	and

•     in the case of the life insurance entities, the value of future new business has been determined by applying a multiplier to the value  of one year’s sales. The average multipliers used were as follows:

Life insurance business in Australia	9.6	9.1
Investment business within Australia	8.9	9.1
MLC (Hong Kong) Limited	9.0	9.0
PT MLC Life Indonesia	3.0	4.0
Business written in NZ dollars within New Zealand	7.1	6.8
Advance MLC Assurance Co. Limited	n/a	n/a.

The following table provides an explanation of the changes in the Group’s excess of net market value over net assets of NAFiM’s controlled entities from 2003 to 2004:

			Total
			increase/
	Increase/	Increase/	(decrease) in
	(decrease) in	(decrease) in	excess of
	value of	value of	net market
	in force	future new	value over
	business	business	net assets
	$m	$m	$m
Insurance	(60)	148	88
Investments	97	(308)	(211)
Other	(89)	55	(34)
Total	(52)	(105)	(157)

25 Due to other financial institutions

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Australia
Interest-bearing (1)	10,936	9,466	10,936	9,463
Non-interest-bearing	28	37	28	37
	10,964	9,503	10,964	9,500
Overseas
Interest-bearing (1)	30,591	42,673	27,256	38,512
Non-interest-bearing	489	354	455	290
	31,080	43,027	27,711	38,802
Total due to other financial institutions	42,044	52,530	38,675	48,302

(1)                               Comparative information has been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’. Refer to note 1(d) for further information.

26 Deposits and other borrowings

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Australia
Deposits
Deposits not bearing interest	6,050	5,724	6,050	5,724
On-demand and short-term deposits (1)	48,153	48,428	48,153	48,428
Certificates of deposit (2)	19,357	14,352	19,311	14,275
Term deposits	32,057	26,653	32,057	26,546
Securities sold under agreements to repurchase (3)	1,006	980	1,006	980
Borrowings	11,388	9,938	11,280	9,937
	118,011	106,075	117,857	105,890
Overseas
Deposits
Deposits not bearing interest	7,466	7,329	551	530
On-demand and short-term deposits (1)	37,379	37,692	2,816	5,143
Certificates of deposit (4)	14,773	15,299	11,581	11,929
Term deposits	34,155	29,876	13,506	12,774
Securities sold under agreements to repurchase (3)	1,109	31	1,109	31
Borrowings	7,859	4,892	—	—
	102,741	95,119	29,563	30,407
Total deposits and other borrowings	220,752	201,194	147,420	136,297

(1)                               Deposits available on demand or lodged for periods of less than 30 days.

(2)                               Comparative information has been restated to reflect the reclassification of transferable certificates of deposit from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Refer to note 1(d) for further information.

(3)                               Comparative information has been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’.  Refer to note 1(d) for further information.

(4)                               In relation to medium-term notes issued by the Group’s controlled entity, Bank of New Zealand, 2004 information has been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Comparative information has not been reclassified as it is impracticable to do so.  Refer to note 1(d) for further information.

Funds are derived from well-diversified resources spread over the following geographic locations.  Concentrations of deposits and other borrowings by geographical location are based on the geographical location of the office in which the deposits and other borrowings are recognised.

Australia	118,011	106,075
Europe	62,133	57,628
New Zealand	25,643	21,694
United States	11,287	11,828
Asia	3,678	3,969
Total deposits and other borrowings	220,752	201,194

Maturities of deposits

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits issued with a value of $100,000 or more at September 30, 2004:

	0 to 3 month(s)	3 to 6 months	6 to 12 months	Over 12 months	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	18,991	167	196	3	19,357
Term deposits	20,098	2,417	1,867	216	24,598
	39,089	2,584	2,063	219	43,955
Overseas
Certificates of deposit	8,424	4,339	1,713	297	14,773
Term deposits	22,828	3,120	2,084	2,462	30,494
	31,252	7,459	3,797	2,759	45,267
Total certificates of deposit and term deposits	70,341	10,043	5,860	2,978	89,222

Short-term borrowings

Short-term borrowings of the Group include the commercial paper programs of the Company, National Australia Funding (Delaware), Inc., and Bank of New Zealand.  The following table sets forth information concerning the Group’s commercial paper programs for each of the last three years ended September 30:

	2004	Group 2003	2002
	$m	$m	$m
Commercial paper
Balance outstanding at balance date	17,868	14,555	11,167
Maximum outstanding at any month end	20,592	16,621	15,455
Approximate average amount outstanding during the year	16,343	10,867	9,678
Approximate weighted average interest rate on
Balance outstanding at balance date (per annum)	2.2%	1.6%	2.2%
Average amount outstanding during the year (per annum)	1.9%	2.1%	2.5%

27 Life insurance policy liabilities

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Business valued by projection method
Value of future policy benefits	5,074	5,375	—	—
Future bonuses	511	523	—	—
Value of future expenses	1,182	1,078	—	—
Future profit margins	1,449	1,442	—	—
Value of future premiums	(5,653)	(5,352)	—	—
Total business valued by projection method	2,563	3,066	—	—
Business valued by accumulation method
Value of future policy benefits	34,057	29,784	—	—
Future charges for acquisition costs	(626)	(541)	—	—
Total business valued by accumulation method	33,431	29,243	—	—
Unvested policyholder benefits	140	148	—	—
Total policy liabilities (1)	36,134	32,457	—	—

(1)                               Included in the above policy liabilities are capital guarantees of $4,502 million (2003: $4,328 million) provided on annuity products, money invested in the cash options of investment-linked business, whole of life and endowment policies and investment account policies.

The calculation of policy liabilities is subject to various actuarial assumptions which are summarised in note 54.  All policy liabilities relate to the business conducted in the statutory funds, including international life insurance funds, and will be settled from the assets of each statutory fund (refer to note 1(x)).

28 Income tax liabilities

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Provision for income tax	203	725	55	319
Provision for deferred income tax	975	812	685	243
Total income tax liabilities	1,178	1,537	740	562

Provision for deferred income tax comprises:
Lease finance	34	85	34	70
Leveraged leasing	74	74	74	73
Depreciation	124	90	67	30
Statutory funds	218	16	218	—
Prepaid pension costs	180	189	—	—
Other timing differences	345	358	292	70
Total provision for deferred income tax	975	812	685	243

29 Provisions

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Employee entitlements	594	574	492	476
Non-lending losses	148	174	38	111
Restructuring costs	86	159	28	78
Specific provision for off-balance sheet credit-related commitments	10	16	5	10
Other	291	339	66	93
Total provisions	1,129	1,262	629	768

Provision for restructuring costs comprises:
Termination benefits and outplacement	47	96	5	29
Occupancy	29	46	19	35
Other	10	17	4	14
Total provision for restructuring costs	86	159	28	78

Reconciliations of movements in provisions

Non-lending losses
Balance at beginning of year	174	146	111	113
Provision	116	100	38	34
Payments	(68)	(49)	(37)	(36)
Provision no longer required (1)	(74)	(23)	(74)	—
Balance at end of year	148	174	38	111

Restructuring costs
Balance at beginning of year	159	347	78	191
Provision	12	—	—	—
Payments	(85)	(164)	(50)	(110)
Provision no longer required	—	(24)	—	(3)
Balance at end of year	86	159	28	78

Specific provision for off-balance sheet credit-related commitments (2)
Balance at beginning of year	16	105	10	104
Provision	—	13	—	8
Provision no longer required	(6)	(102)	(5)	(102)
Balance at end of year	10	16	5	10

Other
Balance at beginning of year	339	532	93	114
Provision	27	34	—	1
Payments	(57)	(60)	(27)	(22)
Sale of foreign controlled entity (3)	—	(28)	—	—
Provision no longer required	(18)	(139)	—	—
Balance at end of year	291	339	66	93

(1)                               For 2004, this amount includes $64 million in relation to the write-back of the HomeSide US revision of accounting estimate.  Refer to note 5(a).

(2)                               Movements in the specific provision for off-balance sheet credit-related commitments represent transfers to or from the provision for doubtful debts.

(3)                               Relates to the sale of SR Investment, Inc. on October 1, 2002 (refer to note 5(a)).

30 Bonds, notes and subordinated debt

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Medium-term notes (1)	21,797	16,685	21,302	16,685
Other senior notes (2)	1,604	2,164	975	1,550
Subordinated medium-term notes	9,071	5,289	9,071	5,289
Other subordinated notes	108	130	108	130
Total bonds, notes and subordinated debt	32,580	24,268	31,456	23,654
Net premiums and deferred gains/(losses)	(7)	(11)	(7)	(11)
Total net bonds, notes and subordinated debt	32,573	24,257	31,449	23,643

(1)                               In relation to medium-term notes issued by the Group’s controlled entity, Bank of New Zealand, 2004 information has been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Comparative information has not been reclassified as it is impracticable to do so.  Refer to note 1(d) for further information.

(2)                               Comparative information has been restated to reflect the reclassification of transferable certificates of deposit from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Refer to note 1(d) for further information.

The maturity analysis of bonds, notes and subordinated debt based on remaining maturity is set out in note 40.

Medium-term notes

The Group operates a number of medium-term notes programs:

•                                          under the Euro medium-term notes program of the Company, notes may be issued up to an aggregate amount of US$25.0 billion for terms of three months or more.  At September 30, 2004, based on exchange rates at dates of issue, the Company had US$16.9 billion outstanding under this program;

•                                          under the domestic medium-term notes program of the Company, the aggregate issue amount is not limited.  At September 30, 2004, the Company had $1.7 billion outstanding under this program;

•                                          under the Bank of New Zealand medium-term notes program, the aggregate issue amount is not limited but subject to the Asset and Liability Management Committee approval.  At September 30, 2004, the Group had NZ$563 million (gross) outstanding under this program;

•                                          under the US medium-term notes program of the Company, US$2.6 billion is currently available.  At September 30, 2004, the Company had US$2.0 billion outstanding under this program; and

•                                          under the US medium-term notes program through the Company’s New York branch, notes may be issued up to an aggregate amount of US$1.0 billion for terms of nine months or more.  At September 30, 2004, the Company had no outstanding issues under this program.

Outstanding medium-term notes issued by the Group pursuant to medium-term notes programs at September 30 were as follows:

AUD Euro medium-term notes (1)	2,485	2,785	2,485	2,785
CAD Euro medium-term notes (1)	826	—	826	—
EUR Euro medium-term notes (1)	3,509	1,111	3,509	1,111
GBP Euro medium-term notes (1)	3,635	2,701	3,635	2,701
HKD Euro medium-term notes (1)	1,023	1,303	1,023	1,303
JPY Euro medium-term notes (1)	889	536	889	536
NZD Euro medium-term notes (1)	529	668	529	668
SGD Euro medium-term notes (1)	91	94	91	94
USD Euro medium-term notes (1)	7,162	7,382	7,162	7,382
NOK Euro medium-term notes (1)	103	105	103	105
AUD medium-domestic notes (2)	1,050	—	1,050	—
NZD Bank of New Zealand medium-term notes (3)	495	—	—	—
Total medium-term notes	21,797	16,685	21,302	16,685

(1)                               Notes issued under the Company’s Euro medium-term notes program.

(2)                               Notes issued under the Company’s domestic medium-term notes program.

(3)                               Notes issued by Bank of New Zealand, net of NZ$35 million held by the Group.

Other senior notes

Outstanding other senior notes issued by the Group under stand-alone programs as at September 30 were as follows:

AUD floating rate note (FRN) transferable certificates of deposit notes (1)	975	1,550	975	1,550
GBP 250m structured finance bond issue due 09/03/2008	629	614	—	—
Total other senior notes	1,604	2,164	975	1,550

(1)                               Notes issued under the Company’s transferable certificate of deposit program.  This is net of $25 million issuance held by the Group.

Subordinated notes

Certain notes are subordinated in right of payment to the claims of depositors and all other creditors of the Company.  Subordinated notes with an original maturity of at least five years constitute Tier 2 capital as defined by APRA for capital adequacy purposes.

Subordinated medium-term notes

Subordinated notes have been issued under the Euro medium-term notes and the US medium-term notes programs of the Company, described above.

Outstanding subordinated medium-term notes issued by the Company under medium-term notes programs as at September 30 were as follows:

USD subordinated Euro medium-term notes (1)
USD 300m subordinated Euro medium-term FRN due 03/12/2008	420	441	420	441
USD 100m subordinated Euro medium-term FRN due 06/15/2009 (2)	—	147	—	147
USD 200m subordinated Euro medium-term FRN due 05/08/2011	280	294	280	294
USD 300m subordinated Euro medium-term FRN due 08/29/2013	420	441	420	441
USD 750m subordinated Euro medium-term FRN due 06/23/2014	1,049	—	1,049	—

USD subordinated medium-term notes (3)
USD 400m 6.6% subordinated medium-term notes due 12/10/2007	560	588	560	588
USD 700m subordinated medium-term FRN due 05/19/2010	979	1,029	979	1,029
USD 900m 8.6% subordinated medium-term notes due 05/19/2010	1,258	1,322	1,258	1,322

EUR subordinated Euro medium-term notes (1)
EUR 600m subordinated Euro medium-term FRN due 09/23/2014	1,035	—	1,035	—
EUR 600m 3.875% subordinated Euro medium-term notes due 06/04/2015	1,035	1,027	1,035	1,027
EUR 500m 4.5% subordinated Euro medium-term notes due 06/23/2016	862	—	862	—

GBP subordinated Euro medium-term notes (1)
GBP 200m 5.375% subordinated Euro medium-term notes due 10/28/2015	503	—	503	—

AUD subordinated domestic medium-term notes (4)
AUD 450m 6.5% subordinated domestic medium-term note due 06/02/2014	450	—	450	—
AUD 220m subordinated domestic medium-term FRN due 06/02/2014	220	—	220	—
Total subordinated medium-term notes	9,071	5,289	9,071	5,289

(1)                               Notes issued under the Company’s Euro medium-term notes program.

(2)                               The call option to redeem the US$100 million subordinated Euro medium-term note maturing June 15, 2009 was exercised on June 15, 2004.  These notes were redeemed in full.

(3)                               Notes issued under the Company’s US medium-term notes program.

(4)                               Notes issued under the Company’s domestic medium-term notes program.

Other subordinated notes

The Company has conducted a number of stand-alone subordinated note issues.

Outstanding other subordinated notes issued by the Company under stand-alone programs as at September 30 were as follows:

AUD 22m subordinated FRN due 06/08/2004 (1)	—	22	—	22
AUD 25m subordinated FRN due 06/08/2006 (1)	25	25	25	25
AUD 40m subordinated FRN due 06/08/2008 (1)	40	40	40	40
AUD 3m subordinated FRN due 06/08/2010	3	3	3	3
AUD 20m 7.5% subordinated notes due 12/15/2027	20	20	20	20
AUD 20m 7.5% subordinated notes due 06/15/2028	20	20	20	20
Total other subordinated notes	108	130	108	130

(1)                               These extendable notes were initially issued with a maturity of June 8, 2000.  $110 million were redeemed on June 10, 1997.  As from June 8, 2001, $22 million had a maturity of June 8, 2004, $25 million have a maturity date of June 8, 2006, and the remaining $40 million have a maturity of June 8, 2008.

31 Other debt issues

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Perpetual floating rate notes	350	367	350	367
Exchangeable capital units	1,262	1,262	—	—
Fixed rate securities	—	114	—	—
Total other debt issues	1,612	1,743	350	367

Perpetual floating rate notes

On October 9, 1986, the Company issued US$250 million ($460 million) undated subordinated floating rate notes.  Interest is payable semi-annually in arrears in April and October at a rate of 0.15% per annum above the arithmetic average of the rates offered by the reference banks for six month US dollar deposits in London.

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

As a result of certain holders of exchangeable capital units exercising their options to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at September 30, 2004 is 39,995,800 (2003: 39,999,800).

The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after March 19, 2007, with the prior consent of APRA.

Fixed rate securities

As at September 30, 2003, MLC Limited held US$75 million ($114 million) of funds raised through the issue of subordinated securities in a global offering outside Australia.  The securities had a fixed coupon of 7.53% per annum.  These securities were repaid on July 14, 2004.

32 Other liabilities

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Accrued interest payable	1,623	1,282	1,000	896
Payables and accrued expenses	1,738	1,411	880	645
Notes in circulation	2,820	2,349	—	—
Other life insurance liabilities (1)
Unsettled investment liabilities	33	301	—	—
Outstanding policy claims	83	79	—	—
Reinsurance creditors	48	68	—	—
Other	103	110	—	—
Securities sold short	845	2,284	840	2,243
Other	6,334	6,355	3,880	3,508
Total other liabilities	13,627	14,239	6,600	7,292

(1)                               Life insurance statutory fund liabilities are quarantined and will be settled from the assets of the statutory funds (refer to note 1(o)).

33 Contributed equity

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m

Issued and paid-up share capital
Ordinary shares, fully paid	7,271	6,078	7,256	7,271	6,078
Ordinary shares, partly paid to 25 cents (1)	—	—	—	—	—
Preference shares, fully paid (2)	—	730	730	—	730

Other contributed equity
National Income Securities	1,945	1,945	1,945	1,945	1,945
Trust Preferred Securities	975	975	—	—	—
	10,191	9,728	9,931	9,216	8,753

(1)          Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

(2)          On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998.  TrUEPrSSM were redeemed on the same date.

Reconciliations of movements in contributed equity

Ordinary share capital
Balance at beginning of year	6,078	7,256	8,050	6,078	7,256
Shares issued
Dividend reinvestment plan	616	170	323	616	170
Underwriting of dividend reinvestment plan (1)	686	—	—	686	—
Executive option plan no. 2 (2)	52	135	81	52	135
Share purchase plan (3)	—	80	47	—	80
Paying up of partly paid shares	1	2	3	1	2
Shares bought back	(162)	(1,565)	(1,248)	(162)	(1,565)
Balance at end of year	7,271	6,078	7,256	7,271	6,078

The number of ordinary shares on issue for the last three years at September 30 was as follows:

	Company
	2004	2003	2002
	No. ‘000	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of year	1,503,956	1,533,920	1,550,303
Shares issued
Dividend reinvestment plan	21,206	5,161	9,812
Bonus share plan	3,364	3,187	2,613
Underwriting of dividend reinvestment plan (1)	22,959	—	—
Staff share ownership plan (2)	805	501	623
Staff share allocation plan (2)	1,620	1,065	734
Executive option plan no. 2 (2)	2,225	6,395	4,235
Share purchase plan (3)	—	2,435	1,399
Exchangeable capital units converted	7	—	—
Paying up of partly paid shares	116	241	352
Shares bought back	(5,472)	(48,949)	(36,151)
	1,550,786	1,503,956	1,533,920
Ordinary shares, partly paid to 25 cents
Balance at beginning of year	679	920	1,272
Paying up of partly paid shares	(116)	(241)	(352)
	563	679	920
Total number of ordinary shares on issue at end of year	1,551,349	1,504,635	1,534,840

(1)                               The dividend reinvestment plan for the 2004 interim dividend was underwritten by Merrill Lynch & Co., which subscribed for 22,959,461 ordinary shares to the value of $686 million.

(2)                               Refer to note 38 for details on employee share and option plans.

(3)                               In 2004, no ordinary shares were issued under the share purchase plan.

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

During 2004, the Company completed an on-market buy-back of 5,472,247 (2003: 48,949,487) fully paid ordinary shares, representing 0.4% (2003: 3.3%) of fully paid ordinary shares on issue.  The total consideration for shares bought back on-market was $162 million (2003: $1,565 million), being an average, including incidental costs, of $29.58 per share (2003: $31.98 per share). The highest price paid per share was $30.22 (2003: $34.35) and the lowest price paid was $28.70 (2003: $28.40).

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Preference shares
Balance at beginning of year	730	730	730	730	730
Preference shares bought back	(730)	—	—	(730)	—
Balance at end of year	—	730	730	—	730

On September 30, 1998, a total of 32,008,000 fully paid non-converting non-cumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrSSM preference shares) were issued to a depositary in connection with an issue of 16,004,000 trust units exchangeable for preference sharesTM (TrUEPrSSM) by NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company.  The underwriters with respect to the TrUEPrSSM issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrSSM (and accordingly, in the issue of a further 4,000,000 TrUEPrSSM preference shares).

On January 22, 2004, the Company bought back 36,008,000 TrUEPrSSM preference shares that were issued in connection with the issue of the 18,004,000 TrUEPrSSM.  The TrUEPrSSM were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure included a reduction in the contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits of $148 million. In addition, $168 million has been transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

Prior to the redemption on January 22, 2004, the holders of TrUEPrSSM received distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis.  Holders of the TrUEPrSSM preference shares were entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per TrUEPrSSM preference share on a limited number of matters including any proposal to wind up the Company or any proposal to affect the rights attaching to the TrUEPrSSM preference shares.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
National Income Securities
Balance at beginning of year	1,945	1,945	1,945	1,945	1,945
Balance at end of year	1,945	1,945	1,945	1,945	1,945

On June 29, 1999, the Company issued 20,000,000 National Income Securities (NIS) at A$100 each.  These securities are stapled securities, comprising one fully paid note of A$100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share).  The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs.  If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share.  The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share.  The holder will then hold a fully paid NIS preference share.

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

With the prior consent of APRA, the Company may, at any time, redeem each note for A$100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration.

NIS have no maturity date, are quoted on ASX and on a winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.  In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in a winding-up (as specified in accordance with the Company’s constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares.  Preference shares may be issued by the Company in connection with the exchangeable capital units and the Trust Preferred Securities.

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Trust Preferred Securities
Balance at beginning of year	975	975	—	—	—
Balance at end of year	975	975	—	—	—

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity formed in Delaware) of 400,000 Trust Preferred Securities at GBP1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until December 17, 2018 equal to 5.62% per annum and, in respect of each five year period after that date, a non-cumulative distribution payable semi-annually in arrears at a rate equal to the sum of the yield to maturity of the five year benchmark UK government bond at the start of that period plus 1.93%.  The securities are constituted by instruments governed by New York and Delaware law.

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

If a distribution is not paid on the Trust Preferred Securities, or a dividend is not paid on the TPS preference shares, the Company cannot, with certain exceptions, pay distributions, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months’ distributions on the securities or an optional dividend.

Holders of the TPS preference shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per TPS preference share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the TPS preference shares.

With the prior consent of APRA, the Trust Preferred Securities may be redeemed by the issuer in certain limited circumstances.  These circumstances are on December 17, 2018 and on every subsequent fifth anniversary, in which case the redemption price is GBP1,000 per Trust Preferred Security plus the unpaid distributions for the last six month distribution period, and otherwise only where certain adverse tax or regulatory events have occurred, in which case the redemption price may include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption (except where the tax event relates to withholding tax).

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

34 Reserves

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m

General reserve	942	1,128	856	14	12
Asset revaluation reserve	86	16	7	13	8
Foreign currency translation reserve	166	(251)	1,242	23	14
Total reserves	1,194	893	2,105	50	34

Reconciliations of movements in reserves

General reserve
Balance at beginning of year	1,128	856	649	12	11
Transfer (to)/from retained profits	(186)	272	207	2	1
Balance at end of year	942	1,128	856	14	12

The general reserve includes statutory funds’ retained profits from the Group’s life insurance business.  Profits from the statutory funds are not immediately available for distribution.  These profits will only be available after the respective life company’s board has approved the transfer of surpluses from the statutory funds to the shareholders’ fund.

Asset revaluation reserve
Balance at beginning of year	16	7	16	8	8
Net increment on revaluation of land and buildings	71	9	9	5	—
Transfer to retained profits	(1)	—	(18)	—	—
Balance at end of year	86	16	7	13	8

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with Australian Accounting Standard AASB 1041 “Revaluation of Non-Current Assets”.

Foreign currency translation reserve
Balance at beginning of year	(251)	1,242	1,762	14	54
Currency translation adjustments	226	(1,251)	(520)	6	(40)
Transfer to retained profits (1)	168	—	—	—	—
Transfer to retained profits on sale of foreign controlled entity	23	(242)	—	3	—
Balance at end of year	166	(251)	1,242	23	14

(1)                               The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

35 Retained profits

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m

Balance at beginning of year	13,786	11,148	10,337	11,799	7,306
Net profit attributable to members of the Company	3,177	3,955	3,373	2,417	5,720
Net effect on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	1,151	—	—	1,151
Transfer from/(to) general reserve	186	(272)	(207)	(2)	(1)
Transfer from asset revaluation reserve	1	—	18	—	—
Transfer from foreign currency translation reserve (1)	(168)	—	—	—	—
Increment on buy-back of preference shares (1)	148	—	—	148	—
Transfer (to)/from foreign currency translation reserve on sale of foreign controlled entity	(23)	242	—	(3)	—
Dividends paid (2)	(2,405)	(2,255)	(2,266)	(2,405)	(2,255)
Dividend provision not required	—	—	80	—	—
Distributions on other equity instruments	(187)	(183)	(187)	(132)	(122)
Balance at end of year	14,515	13,786	11,148	11,822	11,799

(1)                               The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

(2)                               In respect of the year ended September 30, 2002, this amount includes dividends paid or provided for.  Prior to the Group adopting the Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”, which was adopted by the Group from October 1, 2002, the Group recognised a provision for dividends in the reporting period to which the dividend related, rather than at the time the dividend was declared, determined or publicly recommended.

36 Outside equity interest

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m

Life insurance business
Contributed equity	3,365	2,288	68	—	—
Reserves	139	(26)	—	—	—
Retained profits/(accumulated losses)	362	352	(1)	—	—
Outside equity interest – Life insurance business (1)	3,866	2,614	67	—	—
Other
Contributed equity	—	198	—	—	—
Accumulated losses	—	(8)	—	—	—
Outside equity interest – Other	—	190	—	—	—
Total outside equity interest	3,866	2,804	67	—	—

(1)                               During 2003, the Group’s life insurance statutory funds reorganised their business operating model to increase the level of investments held through registered schemes rather than directly held investments in debt and equity securities.  As the statutory funds are considered to have the capacity to control a certain number of these registered schemes, the Group has consolidated them.  Refer to note 1(f).  The names of the registered schemes which the Group has consolidated as at September 30, 2004, are as follows:

•                  MLC (NCIT) Global Share Trust;

•                  WM Pool – NISM Cash Trust (formerly MLCI Pool – NAM Cash Trust);

•                  WM Pool – Private Equity Trust;

•                  WM Sector – Australian Equity Trust;

•                  WM Sector – Diversified Debt (All) Trust;

•                  WM Sector – Diversified Debt (Short) Trust;

•                  WM Sector – Property Securities Trust;

•                  National Managed Investor International Trust;

•                  National Diversified Managers Fixed Interest Fund;

•                  National Diversified Managers Australian Share Fund; and

•                  National Short Term Money Market Fund.

37 Total equity reconciliation

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m

Balance at beginning of year	27,211	23,251	23,557	20,586	17,310
Total changes in equity recognised in the statement of financial performance (1)	3,474	3,864	2,862	2,428	6,831
Transactions with owners as owners
Contributions of equity	1,355	1,362	454	1,355	387
Share buy-back	(162)	(1,565)	(1,248)	(162)	(1,565)
Dividends (2)	(2,405)	(2,255)	(2,186)	(2,405)	(2,255)
Distributions on other equity instruments	(187)	(183)	(187)	(132)	(122)
Buy-back of preference shares (3)	(582)	—	—	(582)	—
Total changes in outside equity interest	1,062	2,737	(1)	—	—
Balance at end of year	29,766	27,211	23,251	21,088	20,586

(1)       This represents comprehensive income using US GAAP terminology (refer to note 56 for total comprehensive income under US GAAP).

(2)       Comprises dividends paid or provided for net of dividend provisions not required.

(3)       The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

38          Shares, performance options and performance rights

Shares (subject to various restrictions), performance options and performance rights are used by the Group to provide short-term and long-term incentives to employees.  These incentives are an integral part of the Group’s remuneration strategy in rewarding an employee’s current and future contribution to the Group’s performance (refer to note 51 for further information about the Group’s remuneration strategy).

The plans described below involve the provision of shares to employees of the Group and to non-executive directors of the Company, and performance options and performance rights to senior employees of the Group.

(a) National Australia Bank Staff Share Ownership Plan (staff share ownership plan)

The staff share ownership plan was approved by shareholders by special resolution in January 1997 and again approved at the 2002 annual general meeting.  Details of issues and acquisitions under this plan are set out in Table 1.

This plan provides for the Board to invite any employee or non-executive director of the Group to participate in an offer under this plan.  The Board may also invite any employee to apply for a loan to acquire shares or offer to have the Company provide funds to acquire shares subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The Board determines the number of shares to be made available and the formula to be used in calculating the price per share.  The Company may provide funds for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees or non-executive directors (if required).  The trustee must subscribe for or purchase the shares within a predetermined timeframe.

Shares acquired under this plan are held in trust, and may not be dealt with by the employee or non-executive director until a prescribed period after they were acquired, unless otherwise determined by the Board.  While held in trust, employees and non-executive directors receive dividends and may exercise voting rights (through the trustee) in respect of the shares.  Other restrictions may apply to the shares depending on the program under which they are offered.  Some shares may also be forfeited in certain limited circumstances.

If shares are acquired using a loan under this plan, the shares are held in trust until the loan is repaid.  For so long as the loan is not due for repayment, the loan is provided at no interest and the loan will be repaid by the dividends from the shares.  The loan must be repaid if the employee ceases employment with the Group.  An employee may direct the trustee to sell the shares to satisfy this repayment obligation.  If the proceeds of the sale are insufficient to fully repay the outstanding loan balance, the Company may forgive the difference.

Shares must not be issued under this plan if the total number of shares issued in the last five years under the Company’s employee share, performance option or performance rights plans and the total number of outstanding performance options and performance rights granted under its plans, including any proposed offer, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer.  This calculation does not include offers or grants made of shares, performance options or performance rights acquired as a result of an offer made to a person situated outside Australia at the time of the offer or offers which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company), otherwise than as a result of relief granted by ASIC.

Non-executive directors’ remuneration

Non-executive directors are required to receive at least 10% of their fees in the form of shares under this plan.  This arrangement is designed to align directors’ interests with shareholders’ interests, and provides flexibility in the remuneration structure.  The shares are generally acquired twice annually, and directors may receive a greater percentage of their fees in shares (up to a total of 40%), rather than payment in cash. A director will be restricted from dealing in the shares for a ‘restriction period’ of any length between one and ten years (the period is determined taking into account directors’ previously stated preferences).  The shares are transferred to the director on the expiration of this period, unless the director ceases to hold office earlier, or the trustee determines that an event has occurred (eg. a takeover offer being made in relation to the Company).

Employee offers

A number of offers were made to employees under this plan in 2004 as shown in table 1:

•                    the Ownership Offer provides for certain Wealth Management group employees to receive up to 5% of their notional benefit salary in shares, based on length of service (continuing an arrangement in place prior to acquisition of the MLC group), issued biannually.  Eligibility to participate in the Ownership Offer program is dependent upon, inter alia, being employed by the Wealth Management group prior to January 1, 2003;

•                    Australian employees may be provided an At-Risk Reward (short-term or annual incentive) for individual and business performance.  Wealth Management group employees may be provided a similar Performance Reward for individual or team contribution to the overall performance of the Wealth Management group.  Eligible employees were able to express a preference to be provided all or part of their reward in shares (and may express a preference for a restriction period of any length between three and ten years);

•                    permanent Wealth Management group employees participate in a program known as Owning Our Success which rewards them annually in the form of shares for their contribution to the improvement in the value of the Group and of Wealth Management (measured against an EVA® target).  The January 2004 Owning Our Success offer (shown in Table 1) included only the Group portion, as there was no award under the Wealth Management portion in respect of the year to September 30, 2003.  A similar offer was made to other employees under the staff share allocation plan for the Group portion (refer to

(b) below).  There will be no Owning Our Success offer under the Group portion in respect of the year to September 30, 2004, as the Group EVA® target was not met;

•                    recognition awards may be provided in the form of shares to reward individuals for accepting additional responsibilities for a limited period of time, and where there is no related increase in their fixed remuneration.  The provision of shares under this plan is desired over the use of cash payments as it provides a stronger retention and shareholder value link to the reward;

•                    commencement benefits were provided to the Chief Executive Officer, Australia, Mr Ahmed Fahour, in September 2004 in the form of shares under this plan; and

•                    the MLC group acquired an interest in Medfin Australia Pty Ltd (Medfin) prior to the acquisition of the MLC group by the Group.  Subsequently, the remaining share capital of Medfin has been acquired by the Group, which resulted in an obligation to provide retention benefits to Medfin employees by way of shares in the Company.  The final Medfin offer was made in October 2003.

In addition to previous offers under the above programs, details of the following are also included in table 1:

•                       in January 2002 and July 2002, the Company paid retention/transition benefits in the form of shares to certain employees of the MLC group to remain within the Group (an arrangement related to the acquisition of the MLC group in 2000); and

•                       in November 2001 and May 2002, permanent Wealth Management employees participated in a value share program which rewarded them for improvement in the value of Wealth Management.  This program was replaced by the Owning Our Success program described above.

Shareholder approval was sought and given at the 2003 annual general meeting for the provision of ‘deferred shares’ and ‘matching shares’ (under the terms of this plan) to the former Managing Director and Chief Executive Officer, Mr Frank Cicutto, as part of his short-term (annual) incentive.  No shares were provided to Mr Cicutto under these arrangements due to his resignation.  The new Managing Director and Chief Executive Officer, Mr John Stewart, is required to accept at least half of any short-term (annual) incentive reward in the form of shares, subject to requisite shareholder approval (under the terms of this plan).  The first offer of these shares is intended in February 2005, provided shareholder approval is given at the 2004 annual general meeting (to be held on January 31, 2005).

EVA® is a registered trademark of Stern Stewart & Co.

(b) National Australia Bank Staff Share Allocation Plan (staff share allocation plan)

The staff share allocation plan was approved by shareholders by special resolution in January 1997 and again at the 2002 annual general meeting.  Details of issues and acquisitions under this plan are set out in Table 1 below.

This plan provides for the Board to invite any employee of the Group to participate in an offer under this plan.  Under this plan, the Company provides funds (if required) for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees.  These shares are held by the trustee for three years, or until the employee ceases employment with the Group.  Employees receive dividends and may exercise voting rights (through the trustee) in respect of the shares, but otherwise cannot deal with the shares until the restriction period concludes.  The shares are not subject to forfeiture.

Shares must not be offered under this plan if the total number of shares issued in the last five years under the Company’s employee share, performance option or performance rights plans and the total number of outstanding performance options and performance rights granted under its plans, including any proposed offer, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer.  This calculation does not include offers or grants made or shares, performance options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company) otherwise than as a result of relief granted by ASIC.

EVA® Share Offer

Eligible employees (excluding employees for whom alternative arrangements are in place, eg. those in certain jurisdictions, and Wealth Management group employees) participate in the EVA® Share Offer under the terms of this plan.  This program is designed to offer $1,000 of ordinary shares to each employee when the Group’s EVA® performance is on target.  The 2002 to 2004 offers shown in table 1 have ranged from $930 and $1,250 of shares, reflecting each year’s Group EVA® result.  No EVA® Share Offer will be made in respect of the year to September 30, 2004, as the Group EVA® target was not achieved.

(c) Employee Share Savings Plan – UK and Republic of Ireland (employee share savings plan)

The employee share savings plan was approved by shareholders in 1995.  Shares acquired under this plan are shown in Table 1 below.  This plan ceased in March 2002, and has been replaced by the National Share Incentive Plan in the UK and the Republic of Ireland (ROI) Group Profit Sharing Scheme (refer to (d) and (e) below).  Full-time and part-time employees of controlled entities in the UK and ROI with at least one full year of continuous service at the beginning of the savings period were eligible to participate in this plan.  This plan allowed for savings out of salary (up to a maximum of 2%) by participating employees and the investment of those savings by the acquisition of fully paid ordinary shares in the Company.  At the end of each six monthly savings period, the Company made a cash contribution sufficient to purchase an equivalent number of shares as that purchased from the accumulated savings of participating employees.

(d) National Share Incentive Plan – UK (share incentive plan)

The share incentive plan was approved by shareholders at the 2002 annual general meeting and is constituted under a trust deed made between the Company and National Australia Group SSP Trustee Limited (trustee) dated March 26, 2002 and the rules of this plan.  Within the framework of this plan, employees participate in the National Partnership Share Plan and the EVA® Share Offer.  Shares acquired under this plan are shown in Table 1 below.

National Partnership Share Plan

Employees in the UK are entitled to purchase up to GBP1,500 of shares each year through the National Partnership Share Plan.  Participants contribute up to 10% of their gross salary, each month, and the trustee uses the contributions to purchase ordinary shares in the Company, which are then held in trust for the participants.  Participants are entitled to receive dividends and exercise voting rights (through the trustee) in respect of the shares and there is no risk of forfeiture.  A participant’s shares must be withdrawn from this plan if that participant leaves the employment of one of the relevant UK controlled entities for any reason.

EVA® Share Offer

Under this plan, EVA® Share Offers have been made (on similar terms as in Australia as described in (b) above) to eligible employees in the UK in January 2003 and January 2004 as shown in Table 1 below.  The value of shares offered in any year will depend on the Group’s performance against its EVA® target for the previous year to September 30.  These shares are held by the trustee for three years (during which time the shares can be forfeited if the participant is summarily dismissed) or until the employee ceases employment with the Group.  Employees receive dividends and may exercise voting rights (through the trustee) in respect of the shares, but otherwise cannot deal with the shares until the restriction period concludes.  No EVA® Share Offer will be made in respect of the year to September 30, 2004, as the Group EVA® target was not achieved.

Under the National Partnership Share Plan and the EVA® Share Offer, the shares will only be free of UK income tax and UK National Insurance contributions if the shares are retained in this plan for five years (except if they are withdrawn earlier for certain specified reasons, eg. death, redundancy or disability).

(e) Group Profit Sharing Scheme – Republic of Ireland (profit sharing scheme)

The profit sharing scheme was approved by shareholders in January 1996, and again at the 2002 annual general meeting and is constituted under a trust deed made between the Company and National Australia Group SSP (Republic of Ireland) Trustee Limited (trustee) dated January 30, 1996.  This scheme was amended by the Company’s Board in September 2002 to facilitate the introduction of the EVA® Share Offer and Salary Forgone program for the Group’s Republic of Ireland (ROI) employees.

Salary Forgone program

The Salary Forgone program enables the Group’s ROI employees to save on a monthly basis from their pre-tax salary and to acquire fully paid ordinary shares in the Company with these funds.  The number of shares made available to employees is a function of their monthly contribution (subject to prescribed limits), the Company’s share price at the time shares are acquired and the applicable Australian dollar to Euro exchange rate, with the number of shares being restricted by reference to the number and share price of the shares allocated under the EVA® Share Offer (or a similar offer).  Employees who are ROI tax residents and have been employed within the Group for at least six months will be eligible to participate in the Salary Forgone program in any year during which there is an allocation of shares under the EVA® Share Offer (or a similar offer).  No Salary Forgone program will be made in the year to September 30, 2004 as the Group EVA® target was not achieved.

EVA® Share Offer

Amendments to this plan in 2002 allowed for the extension of the EVA® Share Offer to ROI employees (on similar terms as in Australia and the UK as described in (b) and (d) above).  Offers were made in January 2003 and January 2004 as shown in Table 1 below.  The value of shares offered in any year will depend on the Group’s performance against its EVA® target for the previous year to September 30.  These shares are held by the trustee for three years or until the employee ceases employment with the Group.  Employees receive dividends and may exercise voting rights (through the trustee) in respect of the shares, but otherwise cannot deal with the shares until the restriction period concludes.  No EVA® Share Offer will be made in respect of the year to September 30, 2004, as the Group EVA® target was not achieved.  The shares are not subject to forfeiture.

(f) National Australia Bank Executive Share Option Plan No. 2 (executive share option plan)

The executive share option plan was approved by shareholders by special resolution in January 1997 and again at the 2002 annual general meeting and performance options granted under this plan are shown in table 2 below.  It is anticipated that the next performance options grant will be made in February 2005.

The executive share option plan provides for the Board to grant performance options to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Each performance option is to subscribe for one fully paid ordinary share in the Company.  The performance options cannot be transferred and are not quoted on ASX.  No payment is required from executives at the time of the grant.  The exercise price per performance option is the market price of the Company’s fully paid ordinary shares as at the date the performance option was granted or such other date determined by the Board (effective date).  The market price is determined as the weighted average of the prices at which the Company’s fully paid ordinary shares were traded on ASX in the one week up to and including the relevant day.  There are no voting or dividend rights attached to the performance options.  The Board may determine such other terms for the grant of performance options consistent with the ASX Listing Rules and the Corporations Act 2001 (Cth).

Time and performance hurdles

Generally, the performance options may not be exercised before the third anniversary of their grant, and must be exercised before the eighth anniversary (March 2000 to June 2004 grants) or fifth anniversary (September 2004 grant and future grants) of the grant date or effective date.

Exercise of the performance options is also subject to satisfaction of a performance hurdle.  The performance hurdle for all performance options issued between March 2000 and June 2004 is measured after the first three years by comparing the performance of the Company with the performance of other companies in a peer group.  This peer group of companies is based on 50 of the companies listed in the S&P/ASX 100 by market capitalisation (excluding the Company) determined at the grant date or effective date.  Performance options become exercisable depending on the maximum total shareholder return (TSR) of the Company relative to the TSR of the peer group companies.  TSR measures share price growth, assuming reinvestment of returns to shareholders including dividends, over consecutive five day (March 2000 to June 2002 grants) or 30 day (March 2003 to June 2004 grants) periods.  This is intended to prevent vesting being achieved based on short-term spikes in the Company’s TSR performance during the performance or vesting period (years three to eight).

For performance options granted from June 2002, if the relative performance of the Company during the vesting period (years three to eight) does not reach the median (50th percentile) of the peer group during the vesting period, then no performance options will vest (ie. none are exercisable).  Half of the performance options will vest when the performance of the Company achieves the median (50th percentile) of the peer group, with an additional 2% of the performance options becoming exercisable with every additional percentile achieved.  All (100%) of the performance options will therefore vest when the TSR performance of the Company has reached or exceeded the 75th percentile of the peer group.  Grants prior to June 2002 also allow vesting from the 25th percentile (25% of the performance options) with an additional 1% of the performance options becoming exercisable with every additional percentile achieved up to the 50th percentile.

The performance hurdle for performance options issued from September 2004 onwards is measured against two separate peer groups of companies.  The first peer group is 50 of the companies listed in the S&P/ASX 200, and the second is the top financial services sector organisations listed in the S&P/ASX 200 (excluding the Company).  Both peer groups are determined as at the grant date or effective date.  Half of the performance options will become exercisable depending on the maximum TSR (measured over 30 consecutive days) of the Company relative to the first peer group, and the other half relative to the second peer group.  The highest rank which is sustained for a 30 consecutive day period relative to each peer group will determine the percentage of performance options which will vest in relation to that peer group.  If the performance of the Company during the vesting period (years three to five) does not exceed the median (50th percentile) of either peer group during the vesting period, then no performance options will vest (ie. none are exercisable).  Half of each portion of performance options will vest when the performance of the Company achieves the 51st percentile of the relevant peer group, with an additional 2% of each portion of performance options becoming exercisable with every additional percentile achieved.  All (100%) of the performance options will therefore vest when the TSR performance of the Company has exceeded the 75th percentile of each peer group.

Lapsing of performance options

Performance options will lapse if unexercised on or before their expiry date at the end of eight years (March 2000 to June 2004 grants) or five years (September 2004 grant and future grants).  Performance options will also generally lapse 30 days (or such shorter time as determined at the time of grant) after an executive ceases to be employed by the Group unless the Board determines otherwise (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement).  For some grants, performance options may be automatically retained in cases of death or total and permanent disablement.

In some circumstances, performance options may, however, be exercised before the third anniversary of the grant and notwithstanding the performance hurdle (described above) where an executive ceases employment with the Group as the result of death or total and permanent disablement.  The Board may also allow optionholders to exercise the performance options irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

A loan may be available to executives if and when they wish to exercise their performance options subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The rules of this plan provide that the rate of interest applicable to such a loan shall be the Company’s base lending rate plus any margin determined by the Board.  Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.

Performance options must not be granted if the total number of shares issued in the last five years under the Company’s employee share, option and performance rights plans and the total number of outstanding performance options and performance rights under its plans, including the proposed offer or grant, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer or grant.  This calculation does not include offers or grants made or shares, performance options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided to executive officers of the Company) otherwise than as a result of relief granted by ASIC.

(g)                                 National Australia Bank Performance Rights Plan (performance rights plan)

The performance rights plan was approved by shareholders at the 2002 annual general meeting and rights issued under this plan are shown in Table 2.  It is anticipated that the next performance rights grant will be made in February 2005.

This plan provides for the Board to grant performance rights to executives of the Group to subscribe for fully paid ordinary shares in the Company.  Each performance right is to subscribe for one fully paid ordinary share in the Company.  The performance rights cannot be transferred and are not quoted on ASX.

No payment is required from executives at the time of the grant, but the holder of performance rights must pay a nominal exercise price to exercise those rights.  The total exercise price payable on the exercise of any rights on a particular day is $1.00, irrespective of the number of rights exercised on that day.  There are no voting or dividend rights attached to the rights.  The Board may determine such other terms for the grant of performance rights consistent with ASX Listing Rules and the terms of the Corporations Act 2001 (Cth).

Exercise of the performance rights is subject to the same time and performance hurdle as performance options issued under the executive share option plan (refer to (f) above).   However, performance rights were only granted to executives for the first time in March 2003.  An unexercised performance right will lapse in similar circumstances to an unexercised performance option granted under the executive share option plan.

Performance rights cannot be granted under the performance rights plan if the number of shares to be received on exercise of those performance rights together with all shares issued under the Company’s employee incentive plans over the last five years and the number of outstanding performance options and performance rights issued under those plans exceed 5% of the Company’s issued share capital.  This calculation does not include offers or grants made or shares, performance options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided for no consideration under the staff share allocation plan) otherwise than as a result of relief granted by ASIC.

Table 1 Employee share plans

Current employee share plans (1)	Issue date	No. of eligible participants	Issue price (2)	No. of fully-paid ordinary shares
Staff share ownership plan
2001 Wealth Management Ownership Offer	Nov 9, 2001	3,044	$30.39	70,250
2001 Wealth Management value share	Nov 9, 2001	511	$30.39	20,225
2001 Wealth Management Medfin offer	Nov 9, 2001	32	$30.39	6,676
2001 Wealth Management Performance Reward	Dec 19, 2001	601	$30.97	281,458
2002 Wealth Management transition benefits (3)	Jan 11, 2002	68	$31.42	72,498
2002 Non-executive directors’ shares	Mar 26, 2002	8	$34.48	4,532
2002 Wealth Management Ownership Offer	May 31, 2002	2,814	$36.06	72,764
2002 Wealth Management value share	May 31, 2002	1,371	$36.06	48,381
2002 Wealth Management Performance Reward	May 31, 2002	21	$36.06	2,179
2002 Wealth Management transition benefits (3)	Jul 8, 2002	39	$33.91	111,241
2002 Non-executive directors’ shares	Aug 16, 2002	8	$34.51	4,701
2002 Wealth Management Medfin offer	Nov 14, 2002	15	$32.37	5,478
2002 Wealth Management Ownership Offer	Nov 14, 2002	3,112	$32.37	86,537
2002 Wealth Management Performance Reward	Nov 28, 2002	900	$33.13	279,799
2002 At-Risk Reward	Jan 3, 2003	42	$31.89	20,628
2003 Non-executive directors’ shares	Feb 27, 2003	8	$29.23	7,457
2003 Wealth Management Ownership Offer	May 29, 2003	3,054	$32.65	94,139
2003 Wealth Management Performance Reward	May 29, 2003	13	$32.65	1,391
2003 Non-executive directors’ shares	Sep 26, 2003	8	$30.45	5,842
2003 Wealth Management Medfin offer	Oct 30, 2003	15	$30.98	5,723
2003 Wealth Management Ownership	Oct 30, 2003	2,818	$30.98	99,951
2003 Wealth Management Performance Reward	Jan 16, 2004	812	$30.25	221,008
2003 At-Risk Reward	Jan 16, 2004	361	$30.25	51,048
2004 Wealth Management Owning Our Success (EVA®)	Jan 16, 2004	3,006	$30.25	123,246
2004 Wealth Management Ownership Offer	May 20, 2004	2,588	$28.87	109,131
2004 Wealth Management Performance Reward	May 20, 2004	12	$28.87	1,154
2004 Non-executive directors’ shares	June 8, 2004	7	$30.08	6,090

Current employee share plans (1)	Issue date	No. of eligible participants	Issue price (2)		No. of fully paid ordinary shares
2004 Recognition awards	Jul & Sep 2004	3	$29.51		7,083
2004 Recognition awards	Sep 29, 2004	3	$29.90		2,405
2004 Commencement benefits	Sep 30, 2004	1	$26.59		300,865

Staff share allocation plan
2002 National EVA® Share Offer	Jan 4, 2002	24,227	$31.92		703,509
2003 National EVA® Share Offer	Jan 3, 2003	23,426	$31.89		702,780
2004 National EVA® Share Offer	Jan 16, 2004	24,170	$30.25		990,877

Employee share savings plan
Aug 1, 2001 – Jan 31, 2002 (3)		12,562	$34.81		139,008

Share incentive plan (United Kingdom)
2002 National Partnership Share Plan (3)	May 2002 – Sep 2002	12,587	$34.49	(4)	60,668
2003 National Partnership Share Plan (3)	Oct 2002 – Sep 2003	13,718	$29.33	(4)	153,547
2003 National EVA® Share Offer	Jan 3, 2003	11,408	$31.89		342,240
2004 National Partnership Share Plan (3)	Oct 2003 – Sep 2004	13,505	$29.30	(4)	157,239
2004 National EVA® Share Offer	Jan 16, 2004	11,687	$30.25		479,151

Profit sharing scheme (Republic of Ireland)
2003 National EVA® Share Offer	Jan 3, 2003	659	$31.89		19,770
2003 Salary Forgone Program (3)	Oct 30, 2003	807	$31.27		9,757
2004 National EVA® Share Offer	Jan 16, 2004	660	$30.25		27,060

(1)                 Under ASX Listing Rules, shares, performance options and performance rights may not be issued to company directors under an employee incentive scheme without specific shareholder approval.  Shareholders approved the issue of securities to the relevant individuals at the relevant annual general meeting.  Shareholder approval for the continuation of the non-executive directors’ share arrangements was confirmed at the 2003 annual general meeting.

(2)                 The issue price is generally the weighted average market price of the Company’s ordinary shares that were traded on ASX in the week up to and including the day on which the shares were issued.

(3)                 These shares were purchased on-market.

(4)                 Average of monthly issue prices.

Table 2 Executive share option plan and performance rights plan

Issue date	Exercise period (1)	Exercise price of options	No. held at Sep 30, 2004	No. lapsed or cancelled during 2004 (2)	No. exercised during 2004	No. held at Sep 30, 2003	No. lapsed or cancelled during 2003 (2)	No. exercised during 2003	Fair value as at grant date
Executive share option plan
Mar 23, 2000	Mar 23, 2003 –	$21.29	3,019,000	10,500	1,446,000	4,475,500	27,500	5,475,500	$47,194,260
	Mar 22, 2008

Sep 28, 2000	Sep 28, 2003 –	$24.89	489,300	—	228,200	717,500	60,000	—	$5,168,475
	Sep 27, 2008

Mar 23, 2001	Mar 23, 2004 –	$27.85	9,819,200	557,500	530,800	10,907,500	476,000	—	$59,320,165
	Mar 22, 2009

Sep 14, 2001	Sep 14, 2004 –	$28.87	1,118,500	15,000	—	1,133,500	29,000	—	$6,238,100
	Sep 13, 2009

Jun 14, 2002	Jun 14, 2005 –	$36.14	10,342,000	417,500	—	10,759,500	501,500	—	$71,861,130
	Jun 13, 2010

Mar 21, 2003	Mar 21, 2006 –	$30.46	5,433,500	515,500	—	5,949,000	29,750	—	$26,964,163
	Mar 20, 2011

Aug 8, 2003	Mar 21, 2006 –	$30.46	125,000	—	—	125,000	—	—	$563,750
	Mar 20, 2011

Issue date	Exercise period (1)	Exercise price of options		No. held at Sep 30, 2004	No. lapsed or cancelled during 2004 (2)	No. exercised during 2004	No. held at Sep 30, 2003	No. lapsed or cancelled during 2003 (2)	No. exercised during 2003	Fair value as at grant date

Oct 30, 2003	Mar 21, 2006 –	$30.98		102,500	25,000	—	—	—	—	$559,725
	Mar 20, 2011

Jan 16, 2004	Jan 16, 2007 –	$30.25		5,023,225	35,500	—	—	—	—	$23,826,594
	Jan 15, 2012

Jan 30, 2004	Jan 16, 2007 –	$30.25		448,000	19,750	—	—	—	—	$2,203,103
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 –	$30.25		156,500	—	—	—	—	—	$677,645
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 –	$29.91		134,625	—	—	—	—	—	$595,043
	Jan 15, 2012

Sep 30, 2004	Sep 1, 2007 –	$26.59		390,625	—	—	—	—	—	$1,562,500
	Aug 31, 2009

Performance rights plan

Mar 21, 2003	Mar 21, 2006 –	$1.00	(3)	1,358,516	153,878	—	1,512,394	7,438	—	$33,466,701
	Mar 20, 2011

Aug 8, 2003	Mar 21, 2006 –	$1.00	(3)	31,250	—	—	31,250	—	—	$688,125
	Mar 20, 2011

Oct 30, 2003	Mar 21, 2006 –	$1.00	(3)	25,625	6,250	—	—	—	—	$720,056
	Mar 20, 2011

Jan 16, 2004	Jan 16, 2007 –	$1.00	(3)	1,250,022	8,873	—	—	—	—	$27,519,444
	Jan 15, 2012

Jan 30, 2004	Jan 16, 2007 –	$1.00	(3)	112,000	4,938	—	—	—	—	$2,556,265
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 –	$1.00	(3)	72,782	—	—	—	—	—	$1,607,754
	Jan 15, 2012

Sep 30, 2004	Sep 1, 2007 –	$1.00	(3)	97,656	—	—	—	—	—	$1,708,980
	Aug 31, 2009

(1)       The latest date to exercise performance options and performance rights is the last date of the exercise period.  The exercise period for a particular grant may reference the grant date, or may reference an effective date, which is different to the grant date.  An effective date may be used to link an executive’s reward to a particular time period, eg. an effective date may be the commencement date of an individual’s employment, although the securities are granted some time after commencement.

(2)       Performance options and performance rights generally lapse 30 days after cessation of employment unless otherwise determined by the Board (as provided for in the terms attaching to each grant of performance options and performance rights).

(3)       A notional sum of $1.00 is payable by the holder on exercise of all performance rights exercised on any particular day.

The market price of the Company’s shares at September 30, 2004 was $26.98 (2003: $30.80, 2002: $33.48, 2001: $25.66).

No expense is recognised in the profit and loss account in relation to performance options and performance rights granted to executives.  If they are exercised, the amounts receivable from executives are recognised in the balance sheet as contributed equity.

The fair value of performance options issued on October 30, 2003 was $4.39 each, on January 16, 2004 and January 30, 2004 was $4.71 each, on June 25, 2004 (with an exercise price of $30.25) was $4.33 each*, on June 25, 2004 (with an exercise price of $29.91) was $4.42 each*, and on September 30, 2004 was $4.00 each (August 2003 and March 2003: $4.51, June 2002: $6.38 each, September 2001: $5.33 each, March 2001: $4.91 each, September 2000: $5.89 each, March 2000: $4.47 each).

* The fair value of the two grants on June 25, 2004 varies, as the exercise price is an input to the valuation model.  The fair value of performance rights issued on October 30, 2003 was $22.59 each, on January 16, 2004 and January 30, 2004 was $21.86 each, on June 25, 2004 was $22.09 each, and on September 30, 2004 was $17.50 each (August 2003 and March 2003: $22.02 each).

Valuations are based on a numerical pricing method, which takes into account both the probability of achieving the performance hurdle required for these performance options or performance rights to vest, and the probability of early exercise after vesting. The numerical pricing model applied by the Company to value performance options and performance rights is a simulated version of the Black-Scholes method as prescribed by US accounting standard SFAS 123 “Accounting for Stock-Based Compensation”.  The simulation approach allows the valuation to take into account both the probability of achieving the performance hurdle required for the performance options or performance rights to vest and the potential for early exercise of vested performance options or performance rights.  The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of performance options or performance rights vesting (which may be zero), and the option or performance rights holder’s ability to exercise the performance option or performance right.  The key assumptions and inputs for the valuation model are the volatility of the Company’s share price, the risk-free interest rate and the Company’s expected dividend yield.  Assumptions for the correlations and volatilities of share price returns for companies in the performance hurdle peer group are also required, but are of lesser importance to the valuation results.  The following significant assumptions were adopted to determine the fair value of performance options and performance rights:

		Sep 30, 2004	Jun 25, 2004	Jan 16 & Jan 30, 2004	Oct 30, 2003
Risk-free interest rate (per annum)		5.54%	5.60%	5.50%	5.57%
Life of performance options or performance rights		5 years	8 years	8 years	8 years
Volatility of share price		21.35%	20.90%	21.70%	18.00%
Dividend rate (per annum)		5.13%	5.30%	5.10%	4.71%

	Aug 8, 2003	Mar 21, 2003	Jun 14, 2002	Sep 14, 2001	Mar 23, 2001
Risk-free interest rate (per annum)	5.38%	5.38%	5.89%	5.91%	5.64%
Life of performance options or performance rights	8 years	8 years	8 years	8 years	8 years
Volatility of share price	18.00%	18.00%	15.00%	24.47%	20.74%
Dividend rate (per annum)	4.71%	4.71%	3.73%	4.84%	4.56%

Refer to (f) and (g) above for details of the plans and the hurdles that must be achieved before the performance options and performance rights can be exercised.

39 Average balance sheets and related interest

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group.  Averages are predominantly daily averages.  Interest income figures include interest income on non-accruing loans to the extent cash payments have been received (refer to note 1(p)(iii)).  Amounts classified as overseas represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches.  Non-accrual loans are included with interest-earning assets within loans and advances.  Comparative amounts have been reclassified to accord with changes in presentation made in 2004 (refer to note 1(d) for further information).

Average assets and interest income

	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average interest-earning assets
Due from other financial institutions
Australia	7,801	336	4.31	8,022	349	4.35	5,604	240	4.28
Overseas	16,383	462	2.82	23,208	744	3.21	19,427	680	3.50
Marketable debt securities (1)
Australia	21,276	1,152	5.41	16,433	803	4.89	13,910	671	4.82
Overseas	14,672	526	3.59	18,066	648	3.59	21,524	791	3.67
Loans and advances
Australia	143,102	9,952	6.95	125,641	8,528	6.79	108,148	7,385	6.83
Overseas	97,433	5,927	6.08	96,864	5,897	6.09	94,705	6,072	6.41
Regulatory deposits
Overseas	228	2	0.88	211	2	0.95	157	3	1.91
Other interest-earning assets (2)	5,605	293	n/a	4,873	51	n/a	7,052	592	n/a
Intra-Group loans
Overseas	15,622	415	2.66	18,076	622	3.44	13,213	455	3.44
Average interest-earning assets and interest income including ntra-group loans	322,122	19,065	5.92	311,394	17,644	5.67	283,740	16,889	5.95
Intra-Group loans eliminations	(15,622)	(415)	2.66	(18,076)	(622)	3.44	(13,213)	(455)	3.44
Total average interest-earning assets and interest income	306,500	18,650	6.08	293,318	17,022	5.80	270,527	16,434	6.07
Average non-interest-earning assets
Acceptances
Australia	18,257			21,346			21,231
Overseas	52			135			319
Investments relating to life insurance business (3)
Australia	34,809			31,246			32,178
Overseas	309			490			403
Property, plant and equipment
Australia	1,343			1,362			1,381
Overseas	819			865			979
Other assets (4)
Australia	24,915			22,454			20,972
Overseas	21,266			25,389			23,323
Total average non-interest- earning assets	101,770			103,287			100,786
Provision for doubtful debts
Australia	(1,190)			(1,200)			(1,413)
Overseas	(1,074)			(1,056)			(1,258)
Total average assets	406,006			394,349			368,642
Percentage of total average assets applicable to overseas operations	38.1%			42.6%			44.7%

Average liabilities and interest expense

	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa

Average interest-bearing liabilities
Due to other financial institutions
Australia	13,096	612	4.67	13,182	548	4.16	10,539	446	4.23
Overseas	32,668	975	2.98	40,190	1,294	3.22	34,993	1,100	3.14
Savings (short-term) deposits (5)
Australia	8,079	371	4.59	8,010	337	4.21	6,035	255	4.23
Overseas	17,039	396	2.32	17,590	396	2.25	17,215	382	2.22
Other on-demand deposits (5)
Australia	37,905	1,172	3.09	36,290	1,041	2.87	35,022	872	2.49
Overseas	21,068	341	1.62	21,811	339	1.55	23,144	422	1.82
Term deposits and certificates of deposits (1) (5) (6)
Australia	46,076	2,330	5.06	38,335	1,652	4.31	30,548	1,341	4.39
Overseas	50,722	1,817	3.58	51,202	1,815	3.54	50,554	1,930	3.82
Government and official institution deposits
Australia	907	41	4.52	894	36	4.03	805	31	3.85
Overseas	1,175	13	1.11	1,948	23	1.18	1,706	39	2.29
Short-term borrowings (5)
Australia	12,534	536	4.28	6,665	315	4.73	5,381	257	4.78
Overseas	6,487	90	1.39	4,170	50	1.20	5,654	222	3.93
Long-term borrowings
Australia	26,051	1,013	3.89	22,143	791	3.57	21,810	931	4.27
Overseas	1,208	64	5.30	577	25	4.33	3,061	105	3.43
Other debt issues
Australia	344	15	4.36	399	20	5.01	626	29	4.63
Overseas	1,305	108	8.28	1,246	125	10.03	1,167	142	12.17
Other interest-bearing liabilities (2)	178	1,565	n/a	838	796	n/a	1,615	708	n/a
Intra-Group loans
Australia	15,622	415	2.66	18,076	622	3.44	13,213	455	3.44
Average interest-bearing liabilities and interest expense including Intra-Group	292,464	11,874	4.06	283,566	10,225	3.61	263,088	9,667	3.67
Intra-Group eliminations	(15,622)	(415)	2.66	(18,076)	(622)	3.44	(13,213)	(455)	3.44
Total average interest-bearing liabilities and interest expense	276,842	11,459	4.14	265,490	9,603	3.62	249,875	9,212	3.69

Average non-interest-bearing liabilities
Liability on acceptances
Australia	18,257			21,346			21,231
Overseas	52			135			319
Deposits not bearing interest
Australia	5,936			5,215			4,790
Overseas	6,960			7,049			6,733
Life insurance policy liabilities (3)
Australia	33,014			30,782			30,760
Overseas	404			530			319
Other liabilities (4)
Australia	15,369			16,485			13,888
Overseas	21,370			23,206			16,880
Total average non-interest- bearing liabilities	101,362			104,748			94,920
Total average liabilities	378,204			370,238			344,795

Average equity
Ordinary shares	6,305	6,559	7,878
Preference shares	227	730	730
Trust Preferred Securities	975	5	—
National Income Securities	1,945	1,945	1,945
Contributed equity	9,452	9,239	10,553
Reserves	1,079	1,285	1,811
Retained profits	13,957	12,735	11,415
Parent entity interest	24,488	23,259	23,779
Outside equity interest in controlled entities	3,314	852	68
Total average equity	27,802	24,111	23,847
Total average liabilities and equity	406,006	394,349	368,642
Percentage of total average liabilities applicable to overseas operations	42.4%	45.8%	47.1%

(1)       Interest income associated with NAB-issued certificates of deposit repurchased by the Group has been reclassified from marketable debt securities to term deposits and certificates of deposit.  As a result, amounts of $78 million and $41 million have been reclassified for the 2003 and 2002 years respectively.

(2)       Includes interest on derivatives and escrow deposits.

(3)       Included within investments relating to life insurance business are interest-earning debt securities (refer to note 15).  The interest earned from these securities is reported in life insurance income, as shown in note 4, and has therefore been treated as non-interest-earning for the purposes of this note.  The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(o)).

(4)       To ensure consistent classification across notes to the financial statements, the gross up of overseas trading derivatives has been revised.  For the 2003 and 2002 years, these gross up amounts are $12,088 million and $6,692 million, respectively.

(5)       To ensure consistent classifications across notes to the financial statements, some comparative amounts have been reclassified within categories of deposits and other borrowings.  Amounts of $12,238 million and $9,444 million for the 2003 and 2002 years, respectively, have been reclassified from term deposits and certificates of deposit to savings (short-term) deposits (2003: $908 million, 2002: $457 million), other on-demand deposits (2003: $5,110 million, 2002: $4,301 million) and short— term borrowings (2003: $6,220 million, 2002: $4,686 million).  Associated interest expenses have also been reclassified.

(6)       The sum of term deposits and certificates of deposit equates to time deposits.

40 Maturity analysis

The following tables represent a breakdown of the Group’s statement of financial position for the last two years as at September 30 by contractual maturity.  The majority of the longer-term monetary assets are variable rate products, with actual maturities shorter than the contractual terms.  Accordingly, this information is not relied upon by the Group in its management of interest rate risk (refer to note 41 for information on interest rate sensitivity).  Comparative amounts have been reclassified to accord with changes in presentation made in 2004 (refer to note 1(d) for further information).

	Group 2004
	At call	Overdrafts	0 to 3 month(s)	3 to 12 months	1 to 5 year(s)	Over 5 years	No specific maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	8,080	—	—	—	—	—	—	8,080
Due from other financial institutions	9,885	34	9,159	3,368	1,031	17	—	23,494
Due from customers on acceptances	—	—	15,863	481	—	—	—	16,344
Trading securities	—	—	24,248	—	—	—	—	24,248
Trading derivatives (1)	—	—	—	—	—	—	17,939	17,939
Available for sale securities	—	—	2,228	1,332	1,047	3	—	4,610
Investment securities	—	—	6,608	439	4,360	106	—	11,513
Investments relating to life insurance business	—	—	—	—	—	—	41,013	41,013
Loans and advances (2)	9,836	18,763	24,241	30,205	53,820	110,971	—	247,836
All other assets	—	—	—	—	—	—	16,232	16,232
Total assets	27,801	18,797	82,347	35,825	60,258	111,097	75,184	411,309

Liabilities
Due to other financial institutions	12,717	3	18,944	9,168	510	702	—	42,044
Liability on acceptances	—	—	15,863	481	—	—	—	16,344
Trading derivatives (1)	—	—	—	—	—	—	16,150	16,150
Deposits and borrowings	106,629	—	93,237	17,750	1,531	1,605	—	220,752
Life insurance policy liabilities	—	—	—	—	—	—	36,134	36,134
Bonds, notes and subordinated debt	—	—	848	3,825	19,578	8,329	(7)	32,573
Other debt issues	—	—	—	—	—	—	1,612	1,612
All other liabilities	—	—	—	—	—	—	15,934	15,934
Total liabilities	119,346	3	128,892	31,224	21,619	10,636	69,823	381,543
Net assets/(liabilities)	(91,545)	18,794	(46,545)	4,601	38,639	100,461	5,361	29,766

	Group 2003
	At call	Overdrafts	0 to 3 month(s)	3 to 12 months	1 to 5 year(s)	Over 5 years	No specific maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	8,405	—	—	—	—	—	—	8,405
Due from other financial institutions	3,420	67	18,379	6,188	945	235	—	29,234
Due from customers on acceptances	—	—	18,950	594	18	—	—	19,562
Trading securities	—	—	23,724	—	—	—	—	23,724
Trading derivatives (1)	—	—	—	—	—	—	23,644	23,644
Available for sale securities	52	—	2,697	2,067	1,676	21	—	6,513
Investment securities	—	—	4,129	594	3,286	638	—	8,647
Investments relating to life insurance business	—	—	—	—	—	—	35,846	35,846
Loans and advances (2)	7,406	17,205	13,967	34,873	52,600	99,684	—	225,735
All other assets	—	—	—	—	—	—	16,161	16,161
Total assets	19,283	17,272	81,846	44,316	58,525	100,578	75,651	397,471
Liabilities
Due to other financial institutions	10,231	45	32,372	7,264	1,880	738	—	52,530
Liability on acceptances	—	—	18,950	594	18	—	—	19,562
Trading derivatives (1)	—	—	—	—	—	—	21,479	21,479
Deposits and borrowings	107,758	—	73,831	12,554	5,697	913	441	201,194
Life insurance policy liabilities	—	—	—	—	—	—	32,457	32,457
Bonds, notes and subordinated debt	—	—	1,623	3,467	13,768	5,410	(11)	24,257
Other debt issues	—	—	—	—	—	—	1,743	1,743
All other liabilities	—	—	—	—	—	—	17,038	17,038
Total liabilities	117,989	45	126,776	23,879	21,363	7,061	73,147	370,260
Net assets/(liabilities)	(98,706)	17,227	(44,930)	20,437	37,162	93,517	2,504	27,211

(1)    The underlying derivative contracts have varying contractual maturity dates; however, the fair value of these contracts at balance date is more appropriately classified as no specific maturity.  This is because the fair value amounts at balance date do not necessarily represent the future cash flows of the derivative contracts at their maturity dates and would therefore not be indicative of their liquidity and solvency position.  Trading derivative positions are managed on a net basis and are highly liquid.

(2)    Includes provisions for doubtful debts as disclosed in note 17 and unearned income as disclosed in note 16.

41 Interest rate risk

The following tables represent a breakdown, by region and repricing dates or contractual maturity, whichever is the earlier, of the Group’s assets, liabilities and off-balance sheet items for the last two years at September 30.  As interest rates and yield curves change over time, the Group may be exposed to a loss in earnings due to the effects of interest rates on the structure of the balance sheet.  Sensitivity to interest rates arises from mismatches in the repricing dates, cash flows and other characteristics of the assets and their corresponding liability funding.  These mismatches are actively managed as part of the overall interest rate risk management process which is conducted on a regional basis in accordance with Group Balance Sheet Management policy and guidelines.  In managing the structural interest rate risk, the primary objectives are to limit the extent to which net interest income could be impacted from an adverse movement in interest rates and to maximise shareholder wealth.

Life insurance investment assets have been included in the following tables.  The interest income on these assets supports the life insurance policies issued by the Group’s life insurance business and does not contribute to market risk within the Group’s banking operations.  The assets and liabilities held in the statutory funds are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(o) and (x)).

The tables below provide details of the repricing periods of all interest-earning assets and interest-bearing liabilities of the Group.  To obtain an understanding of the effective interest earned/paid on each of the assets and liabilities set out below, refer to note 39.  Comparative amounts have been reclassified to accord with changes in presentation made in 2004 (refer to note 1(d) for further information).

Australia – 2004

					Non-interest- earning/ bearing	Total	Weighted average effective interest rate
	Repricing period
	0 to 3 month(s)	3 to 12 month(s)	1 to 5 year(s)	Over 5 years
	$m	$m	$m	$m	$m	$m	% pa

Assets
Cash and liquid assets	923	—	—	—	3,154	4,077	5.2%
Due from other financial institutions	8,383	—	—	—	14	8,397	5.7%
Due from customers on acceptances	—	—	—	—	16,267	16,267	—
Trading securities	22,239	—	—	—	—	22,239	4.9%
Trading derivatives	—	—	—	—	9,010	9,010	—
Available for sale and investment securities	495	232	—	—	—	727	7.6%
Investments relating to life insurance business	7,978	450	665	1,308	29,952	40,353	6.2%
Loans and advances	106,845	15,559	22,740	500	318	145,962	7.0%
Other assets	—	—	—	—	9,438	9,438	—
Total assets	146,863	16,241	23,405	1,808	68,153	256,470	n/a
Liabilities
Due to other financial institutions	12,727	—	—	—	482	13,209	5.4%
Liability on acceptances	—	—	—	—	16,267	16,267	—
Trading derivatives	—	—	—	—	7,312	7,312	—
Deposits and other borrowings	104,235	7,375	344	7	6,050	118,011	3.6%
Life insurance policy liabilities	—	—	—	—	35,708	35,708	—
Bonds, notes and subordinated debt	19,074	647	7,437	4,291	—	31,449	5.7%
Other debt issues	350	—	—	1,262	—	1,612	7.4%
Other liabilities	—	—	—	—	8,562	8,562	—
Total equity	—	—	—	—	17,704	17,704	—
Total liabilities	136,386	8,022	7,781	5,560	92,085	249,834	n/a
Off-balance sheet items attracting interest rate sensitivity	(602)	(11,926)	8,382	4,146	—	—
Total interest rate repricing gap	9,875	(3,707)	24,006	394	(23,932)	6,636
Cumulative interest rate repricing gap	9,875	6,168	30,174	30,568	6,636

Australia – 2003

Assets
Cash and liquid assets	1,892	—	—	—	1,758	3,650	4.6%
Due from other financial institutions	8,244	3	9	—	51	8,307	3.9%
Due from customers on acceptances	—	—	—	—	19,496	19,496	—
Trading securities	21,438	—	—	—	—	21,438	5.0%
Trading derivatives	—	—	—	—	10,875	10,875	—
Available for sale and investment securities	5,635	188	—	8	—	5,831	7.2%
Investments relating to life insurance business	2,704	239	1,150	959	20,717	25,769	5.1%
Loans and advances	98,048	16,731	19,767	608	688	135,842	6.8%
Other assets	24	—	—	—	11,691	11,715	—
Total assets	137,985	17,161	20,926	1,575	65,276	242,923	n/a
Liabilities
Due to other financial institutions	13,003	62	—	—	327	13,392	3.9%
Liability on acceptances	—	—	—	—	19,496	19,496	—
Trading derivatives	—	—	—	—	8,643	8,643	—
Deposits and other borrowings	100,152	3,977	575	10	5,724	110,438	3.3%
Life insurance policy liabilities	—	—	—	—	31,994	31,994	—
Bonds, notes and subordinated debt	3,022	3,620	11,641	5,358	—	23,641	5.2%
Other debt issues	1,630	—	—	113	—	1,743	5.0%
Other liabilities	1	—	—	1	12,426	12,428	—
Total equity	—	—	—	—	15,769	15,769	—
Total liabilities	117,808	7,659	12,216	5,482	94,379	237,544	n/a
Off-balance sheet items attracting interest rate sensitivity	(19,977)	745	13,988	5,244	—	—
Total interest rate repricing gap	200	10,247	22,698	1,337	(29,103)	5,379
Cumulative interest rate repricing gap	200	10,447	33,145	34,482	5,379

Europe – 2004

Assets
Cash and liquid assets	125	1,385	1,151	—	374	3,035	3.9%
Due from other financial institutions	10,001	3,011	673	—	74	13,759	2.4%
Due from customers on acceptances	—	—	—	—	59	59	—
Trading securities	1,221	—	—	—	—	1,221	2.2%
Trading derivatives	—	—	—	—	6,956	6,956	—
Available for sale and investment securities	10,020	50	474	6	1	10,551	2.8%
Loans and advances	49,384	4,802	7,473	2,261	263	64,183	6.3%
Regulatory deposits	56	—	—	—	56	112	0.5%
Other assets	—	—	—	—	4,272	4,272	—
Total assets	70,807	9,248	9,771	2,267	12,055	104,148	n/a
Liabilities
Due to other financial institutions	13,537	4,667	548	—	5	18,757	3.0%
Liability on acceptances	—	—	—	—	59	59	—
Trading derivatives	—	—	—	—	6,726	6,726	—
Deposits and other borrowings	47,929	7,439	415	50	6,300	62,133	2.7%
Other liabilities	—	—	—	—	6,057	6,057	—
Total equity	—	—	—	—	4,136	4,136	—
Total liabilities	61,466	12,106	963	50	23,283	97,868	n/a
Off-balance sheet items attracting interest rate sensitivity	7,210	(10,131)	6,609	(3,688)	—	—
Total interest rate repricing gap	16,551	(12,989)	15,417	(1,471)	(11,228)	6,280
Cumulative interest rate repricing gap	16,551	3,562	18,979	17,508	6,280

Europe – 2003

Assets
Cash and liquid assets	2,070	—	—	—	2,167	4,237	1.6%
Due from other financial institutions	13,598	2,115	—	—	83	15,796	3.0%
Due from customers on acceptances	—	—	—	—	66	66	—
Trading securities	992	—	—	—	—	992	—
Trading derivatives	—	—	—	—	10,302	10,302	—
Available for sale and investment securities	1,518	15	590	17	1	2,141	3.3%
Investments relating to life insurance business	3	25	100	114	2,106	2,348	3.2%
Loans and advances	40,212	7,861	6,673	1,003	(239)	55,510	5.5%
Regulatory deposits	135	—	—	—	51	186	1.2%
Other assets	—	—	1	1	2,454	2,456	—
Total assets	58,528	10,016	7,364	1,135	16,991	94,034	n/a
Liabilities
Due to other financial institutions	15,300	3,458	491	—	45	19,294	2.8%
Liability on acceptances	—	—	—	—	66	66	—
Trading derivatives	—	—	—	—	10,131	10,131	—
Deposits and other borrowings	41,217	5,587	738	2	5,870	53,414	2.1%
Life insurance policy liabilities	—	—	—	—	142	142	—
Bonds, notes and subordinated debt	—	616	—	—	—	616	5.0%
Other liabilities	321	—	(1)	1	5,301	5,622	—
Total equity	—	—	—	—	4,200	4,200	—
Total liabilities	56,838	9,661	1,228	3	25,755	93,485	n/a
Off-balance sheet items attracting interest rate sensitivity	(2,954)	(4,406)	12,496	(1,548)	—	3,588
Total interest rate repricing gap	(1,264)	(4,051)	18,632	(416)	(8,764)	4,137
Cumulative interest rate repricing gap	(1,264)	(5,315)	13,317	12,901	4,137

New Zealand – 2004

Assets
Cash and liquid assets	5	—	—	—	696	701	0.1%
Due from other financial institutions	504	—	—	—	—	504	3.7%
Due from customers on acceptances	—	—	—	—	18	18	—
Trading securities	549	—	—	—	—	549	6.7%
Trading derivatives	—	—	—	—	635	635	—
Available for sale and investment securities	574	212	—	—	—	786	6.4%
Investments relating to life insurance business	15	—	1	—	12	28	6.6%
Loans and advances	15,120	5,067	11,596	133	—	31,916	7.8%
Other assets	—	—	—	—	1,668	1,668	—
Total assets	16,767	5,279	11,597	133	3,029	36,805	n/a
Liabilities
Due to other financial institutions	868	—	—	—	—	868	3.9%
Liability on acceptances	—	—	—	—	18	18	—
Trading derivatives	—	—	—	—	936	936	—
Deposits and other borrowings	21,852	2,653	521	2	615	25,643	5.3%
Life insurance policy liabilities	—	—	—	—	2	2	—
Bonds, notes and subordinated debt	—	99	347	49	—	495	6.6%
Other liabilities	—	—	—	—	963	963	—
Total equity	—	—	—	—	2,316	2,316	—
Total liabilities	22,720	2,752	868	51	4,850	31,241	n/a
Off-balance sheet items attracting interest rate sensitivity	11,077	(2,614)	(8,396)	(67)	—	—	—
Total interest rate repricing gap	5,124	(87)	2,333	15	(1,821)	5,564
Cumulative interest rate repricing gap	5,124	5,037	7,370	7,385	5,564

New Zealand – 2003

Assets
Cash and liquid assets	8	—	—	—	453	461	0.1%
Due from other financial institutions	772	—	—	—	—	772	4.0%
Trading securities	730	—	—	—	—	730	5.5%
Trading derivatives	—	—	—	—	842	842	—
Available for sale and investment securities	793	7	7	—	—	807	4.8%
Investments relating to life insurance business	5	—	1	—	11	17	5.6%
Loans and advances	13,742	5,064	8,305	506	28	27,645	7.2%
Other assets	(1)	—	(1)	—	1,203	1,201	—
Total assets	16,049	5,071	8,312	506	2,537	32,475	n/a
Liabilities
Due to other financial institutions	2,651	7	—	—	—	2,658	4.0%
Trading derivatives	—	—	—	—	982	982	—
Deposits and other borrowings	17,297	2,974	747	93	930	22,041	4.0%
Life insurance policy liabilities	—	—	—	—	3	3	—
Other liabilities	1	—	—	—	969	970	—
Total equity	—	—	—	—	2,025	2,025	—
Total liabilities	19,949	2,981	747	93	4,909	28,679	n/a
Off-balance sheet items attracting interest rate sensitivity	8,682	(2,654)	(5,577)	(451)	—	—
Total interest rate repricing gap	4,782	(564)	1,988	(38)	(2,372)	3,796
Cumulative interest rate repricing gap	4,782	4,218	6,206	6,168	3,796

United States and other – 2004

Assets
Cash and liquid assets	160	—	—	—	107	267	0.1%
Due from other financial institutions	307	35	3	—	489	834	0.3%
Trading securities	239	—	—	—	—	239	2.2%
Trading derivatives	90	308	—	—	940	1,338	1.2%
Available for sale and investment securities	4,038	5	16	—	—	4,059	3.3%
Investments relating to life insurance business	365	129	138	—	—	632	6.0%
Loans and advances	3,001	977	1,504	293	—	5,775	2.9%
Regulatory deposits	65	—	—	—	—	65	0.9%
Other assets	—	—	—	—	677	677	—
Total assets	8,265	1,454	1,661	293	2,213	13,886	n/a
Liabilities
Due to other financial institutions	7,367	1,843	—	—	—	9,210	3.9%
Trading derivatives	267	—	—	—	909	1,176	—
Deposits and other borrowings	13,968	447	—	—	550	14,965	1.9%
Life insurance policy liabilities	—	—	—	—	424	424	—
Bonds, notes and subordinated debt	—	—	629	—	—	629	3.5%
Other liabilities	—	—	—	—	352	352	—
Total equity	—	—	—	—	5,610	5,610	—
Total liabilities	21,602	2,290	629	—	7,845	32,366	n/a
Off-balance sheet items attracting interest rate sensitivity	—	—	—	—	—	—
Total interest rate repricing gap	(13,337)	(836)	1,032	293	(5,632)	(18,480)
Cumulative interest rate repricing gap	(13,337)	(14,173)	(13,141)	(12,848)	(18,480)

United States and other – 2003

Assets
Cash and liquid assets	286	—	—	—	(229)	57	1.7%
Due from other financial institutions	4,359	—	—	—	—	4,359	1.4%
Trading securities	564	—	—	—	—	564	0.4%
Trading derivatives	—	—	—	—	1,625	1,625	—
Available for sale and investment securities	4,620	1,668	93	—	—	6,381	2.0%
Investments relating to life insurance business	120	56	184	185	7,167	7,712	2.9%
Loans and advances	2,665	1,277	1,934	862	—	6,738	2.2%
Regulatory deposits	75	—	—	—	(36)	39	—
Other assets	—	—	—	181	383	564	—
Total assets	12,689	3,001	2,211	1,228	8,910	28,039	n/a
Liabilities
Due to other financial institutions	14,757	2,429	—	—	—	17,186	1.2%
Trading derivatives	—	—	—	—	1,723	1,723	—
Deposits and other borrowings	12,337	2,362	73	—	529	15,301	1.3%
Life insurance policy liabilities	—	—	—	—	318	318	—
Other liabilities	(1)	—	—	—	(1,981)	(1,982)	—
Total equity	—	—	—	—	5,217	5,217	—
Total liabilities	27,093	4,791	73	—	5,806	37,763	n/a
Off-balance sheet items attracting interest rate sensitivity	1,853	(4,045)	(1,380)	(16)	—	(3,588)
Total interest rate repricing gap	(12,551)	(5,835)	758	1,212	3,104	(13,312)
Cumulative interest rate repricing gap	(12,551)	(18,386)	(17,628)	(16,416)	(13,312)

42 Notes to the statement of cash flows

(a)          Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Net profit attributable to members of the Company	3,177	3,955	3,373	2,417	5,720
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(170)	460	(755)	16	(51)
Increase/(decrease) in interest payable	324	(512)	(51)	101	51
Depreciation and amortisation of plant and equipment	441	401	419	249	223
Profit on sale of strategic shareholdings	(315)	—	—	(315)	—
Loss on sale of controlled entities	—	—	15	—	—
Loss on sale of operating assets	—	—	8	—	—
Charge to provide for doubtful debts	559	633	697	325	373
Charge to provide for doubtful debts – revision of accounting estimate	292	—	—	190	—
Charge to provide for restructuring costs – termination benefits	12	—	265	—	—
Movement in the excess of net market value over net assets of life insurance controlled entities	137	160	155	—	—
Amortisation of goodwill	103	98	101	—	—
Increase in life insurance policy liabilities	3,255	2,281	170	—	—
Write-down of impaired application software	409	—	—	239	—
Write-off of property, plant and equipment	—	—	132	—	—
Cost of foreign controlled entity sold – revision of accounting estimate	(64)	—	—	(64)	—
Decrease/(increase) in life insurance investment assets	(3,199)	(1,593)	2,359	—	—
Increase/(decrease) in provision for income tax	(453)	(54)	(287)	(434)	(201)
Net increase/(decrease) in provision for deferred income tax and future income tax benefits	(65)	19	(882)	198	(11)
Net decrease/(increase) in trading securities	(449)	(4,345)	136	(725)	(5,653)
Unrealised (gain)/loss on trading derivatives	371	(2,010)	875	200	(2,030)
Net movement in mortgage loans held for sale	(22)	50	1,304	—	—
Other provisions and non-cash items	519	(24)	83	551	128
Net cash provided by/(used in) operating activities	4,862	(481)	8,117	2,948	(1,451)

(b)          Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

Cash and liquid assets (1)	8,080	8,405	10,222	4,189	4,152
Due from other financial institutions (1)	23,494	29,234	30,319	21,615	26,475
Due to other financial institutions (1)	(42,044)	(52,530)	(48,848)	(38,675)	(48,302)
Total cash and cash equivalents	(10,470)	(14,891)	(8,307)	(12,871)	(17,675)

(1)       Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from financial institutions’.  Comparative information has also been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’.  Refer to note 1(d) for further information.

(c)          Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	616	170	323	616	170
Bonus share plan	98	105	89	98	105
Movement in assets under finance lease	14	(11)	(2)	14	(11)

(d)          Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 2004, 2003 and 2002 years.

(e)          Acquisitions of controlled entities

The following acquisitions have been made during the last three years to September 30, 2004:

•                  on June 16, 2003, MLC Limited acquired the remaining 50% of the share capital of Plum Financial Services Group to take its interest to 100% for cash consideration;

•                  on May 1, 2003, MLC Limited and a Thai company in the Group subscribed for an additional 10.9% of the share capital of Advance MLC Assurance Co. Limited for cash consideration to take the Group’s interest to 65.9%; and

•                  on November 1, 2002, BNZ acquired 100% of the share capital of New Zealand-based Hertz Fleetlease Limited for cash consideration.

The operating results of the acquired entities have been included in the Group’s statement of financial performance from their acquisition dates.  Details of the acquisitions were as follows:

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Fair value of net assets acquired
Cash and liquid assets	—	1	—	—	—
Due from other financial institutions	—	7	—	—	—
Loans and advances	—	320	—	—	—
Property, plant and equipment		2	—	—	—
Other assets	—	39	—	—	—
Deposits and other borrowings	—	(323)	—	—	—
Life insurance policy liabilities	—	(2)	—	—	—
Income tax liabilities	—	(5)	—	—	—
Provisions	—	(1)	—	—	—
Other liabilities	—	(35)	—	—	—
Total net assets acquired	—	3	—	—	—
Goodwill	—	61	—	—	—
Excess of net market value over net assets at acquisition	—	19	—	—	—
Total acquisition cost	—	83	—	—	—
Cash consideration paid	—	83	—	—	—

(f)            Sales of controlled entities

The following sales were made during the last three years to September 30, 2004:

•                  on December 31, 2003, National Europe Holdings (Wealth Management) Limited sold 100% of the share capital in National Australia Life Company Limited for cash consideration of $98 million;

•                  on December 22, 2003, National Australia Financial Management Limited sold 100% of the share capital of National Australia Fund Management Limited for cash consideration of $12 million; and

•                  on October 1, 2002, MSRA Holdings, Inc. sold 100% of the share capital of SR Investment, Inc. to Washington Mutual Bank, FA for cash consideration of $2,671 million.

The operating results of the controlled entities have been included in the Group’s statement of financial performance up to the date of sale.  Details of the sales were as follows:

	Group			Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Cash consideration received	110	2,671	—	—	—
Net assets of controlled entities sold
Cash and liquid assets	8	—	—	—	—
Due from other financial institutions	—	37	—	—	—
Investments relating to life insurance business	12	—	—	—	—
Mortgage loans held for resale	—	85	—	—	—
Mortgage servicing rights	—	1,794	—	—	—
Other assets	108	2,156	—	—	—
Provisions	—	(28)	—	—	—
Bonds, notes and subordinated debt	—	(1,351)	—	—	—
Other liabilities	(1)	(7)	—	—	—
Total net assets of controlled entities sold	127	2,686	—	—	—
Excess of net market value over net assets on disposal (1)	(17)	—	—	—	—
Profit/(loss) on sale of controlled entities before income tax expense/(benefit) (2)	—	(15)	—	—	—

(1)       Included within movement in the excess of net market value over net assets of life insurance controlled entities recognised as revenue during 2004.

(2)       In 2003, the loss on sale before income tax credit of $15 million related to the sale of SR Investment, Inc. and was recognised in 2002 (refer to note 5(a)).

43 Particulars in relation to controlled entities

The following table highlights those controlled entities with annual contributions to Group net profit or loss of $5 million or more, or those that are deemed to be of particular interest:

Entity name	Ownership %	Incorporated/formed in

National Australia Bank Limited		Australia
National Equities Limited (1)	100	Australia
National Australia Group (NZ) Limited	100	New Zealand
Bank of New Zealand	100	New Zealand
BNZ Investments Limited	100	New Zealand
BNZ International Limited	100	New Zealand
BNZ Branch Properties Limited	100	New Zealand
BNZI Securities No. 2 Limited	100	New Zealand
Custom Fleet (NZ) Limited	100	New Zealand
National Americas Investment, Inc.	100	United States
MSRA Holdings, Inc.	100	United States
National Americas Capital Investments LLC	100	United States
National Australia Group Europe Limited	100	England
Clydesdale Bank PLC	100	Scotland
Clydesdale Europe Finance Limited	100	Jersey
Clydesdale Bank Asset Finance Limited	100	Scotland
National Australia Group Europe Services Limited	100	Scotland
National Australia Group Europe Investments Limited	100	Scotland
Angara Limited	100	Hong Kong
PMJI Incorporated	100	United States
NAGEO BV	100	Netherlands
National Australia Group Europe Finance BV	100	Netherlands
NAB Investment Limited	100	England
NAGE Asset Investments Limited	100	England
National Irish Bank Limited	100	Republic of Ireland
Northern Bank Limited	100	Northern Ireland
Northern Bank Executor & Trustee Company Limited	100	Northern Ireland
Northern Asset Finance Limited	100	Northern Ireland
Northern Bank Financial Services Limited	100	Northern Ireland
Yorkshire Bank PLC	100	England
Yorkshire Bank Home Loans Limited	100	England
Northern and General Finance Limited	100	England
National Wealth Management Holdings Limited	100	Australia
National Wealth Management Services Limited	100	Australia
National Australia Financial Management Limited	100	Australia
MLC Holdings Limited	100	Australia
MLC Lifetime Company Limited	100	Australia
MLC Investments Limited	100	Australia
MLC Limited	100	Australia
MLC (Hong Kong) Limited	62	Hong Kong
WM Sector – Australian Equities Trust (2)	86	Australia
WM Sector – Diversified Debt (All) Trust (2)	83	Australia
WM Sector – Diversified Debt (Short) Trust (2)	82	Australia
WM Sector – Property Securities Trust (2)	77	Australia
National Wealth Management International Holdings Limited	100	Australia
BNZ Investment Management Limited	100	New Zealand
BNZ Life Insurance Limited	100	New Zealand
Clydesdale Bank Insurance Brokers Limited	100	Scotland
MLC Trust Management Co. Limited	100	England
National Australia Insurance Services Limited	100	England
Northern Bank Insurance Services Ltd	100	Northern Ireland
Yorkshire Bank Financial Services Limited	100	England
GWM Adviser Services Limited	100	Australia
Flexiplan Australia Limited (3)	100	Australia
National Corporate Investment Services Limited	100	Australia
MLC (NCIT) Global Share Trust (2)	75	Australia
National Diversified Managers Australian Share Fund (2)	79	Australia
National Managed Investor International Trust (2)	77	Australia
WM Pool – NISM Cash Trust (formerly MLCI Pool – NAM Cash Trust) (2)	78	Australia

National Australia Group Services Limited	100	Australia
Custom Service Leasing Limited (4)	100	Australia
NBA Properties Limited (1)	100	Australia
National Australia Merchant Bank (Singapore) Limited	100	Singapore
National Australia Corporate Services Limited (1)	100	Australia
Nautilus Insurance Pte Limited	100	Singapore
Nautilus Insurance (Europe) Limited	100	Republic of Ireland
National Markets Group Limited	100	Australia
Australian Market Automated Quotation (AUSMAQ) System Limited	100	Australia
National Australia Finance (Asia) Limited	100	Hong Kong
National Australia Trustees Limited	100	Australia
BOACT Pty Limited	100	Australia
National Australian Capital Markets (Japan) Co. Limited	100	Japan

(1)       These controlled entities and those listed hereunder have entered into a deed of cross guarantee (refer to note 44 for details) with the Company pursuant to ASIC Class Order 98/1418 dated August 13, 1998.  The controlled entities and the Company form a closed group (a closed group is defined as a group of entities comprising a holding entity and its related wholly-owned entities).  Relief, therefore, was granted to these controlled entities from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

ARDB Limited	C.B.C. Properties Limited	NBA Leasing Pty Limited
Australian Banks’ Export Re-Finance	Commercial Nominees Pty Limited	NBA Properties (Qld) Limited
Corporation Limited	National Australia Investment Brokers Limited	NBA Properties (Vic) Limited
C.B.C. Holdings Limited	National Nominees (London) Limited	VPL Securities Pty Limited

(2)       The percentage ownership above for registered schemes reflects ownership as at August 31, 2004.  Due to the nature of the Group’s investment in such registered schemes, the percentage ownership changes on a regular basis.

(3)       Flexiplan Australia Limited was placed in voluntary liquidation on September 28, 2004.

(4)       Custom Service Leasing Limited has entered into a deed of cross guarantee with National Australia Group Services Limited pursuant to ASIC Class Order 98/1418 dated August 13, 1998.  The Class Order provides relief to Custom Service Leasing Limited from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

44 Contingent liabilities and credit commitments

The following table shows the level of the Group’s contingent liabilities used to determine the amount of risk-weighted assets at September 30:

	Group				Company
	Notional amount (1)		Credit equivalent (2)		Notional amount (1)		Credit equivalent (2)
	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	4,241	3,274	4,241	3,274	5,452	4,473	5,452	4,473
Standby letters of credit (3)	6,845	5,247	6,845	5,247	6,636	5,063	6,636	5,063
Documentary letters of credit (3)	560	624	110	113	396	387	77	72
Performance-related contingencies	2,637	2,269	1,319	1,135	2,039	1,702	1,028	851
Other	114	117	114	117	111	115	111	115
Total contingent liabilities (4)	14,397	11,531	12,629	9,886	14,634	11,740	13,304	10,574

(1)       The notional amount represents the maximum credit risk.

(2)       The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default, and is determined in accordance with APRA’s risk-weighted capital adequacy guidelines.  These credit equivalents are then weighted in the same manner as balance sheet assets according to counterparty for capital adequacy purposes. (For additional information, refer to capital adequacy information in the ‘financial review’ section of the annual financial report.)

(3)       The Group has shared its exposure on letters of credit with other financial institutions to the extent of $7 million credit equivalent (2003: $8 million).  This amount is not included in the above figures.

(4)       The maximum potential amount of future payments disclosed is undiscounted and not reduced by any amounts that may be recovered under the recourse provisions that are outlined below.

Credit-related commitments

	Group				Company
	Notional amount (1)		Credit equivalent (2)		Notional amount (1)		Credit equivalent (2)
	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m
Other binding credit commitments (1) (2)	76,784	75,839	23,067	18,060	51,240	53,927	16,777	15,391
Total credit-related commitments	76,784	75,839	23,067	18,060	51,240	53,927	16,777	15,391

(1)       Includes the notional amount and the credit equivalent for credit derivatives where the Group has sold credit protection.

(2)       Comparative information has been restated to reflect the reporting of additional retail lending products in New Zealand.

Investment commitments

Group				Company

Notional amount (1)		Credit equivalent (2)		Notional amount (1)		Credit equivalent (2)

2004	2003	2004	2003	2004	2003	2004	2003

$m	$m	$m	$m	$m	$m	$m	$m

Statutory funds (1)

554

454

554

454

—

—

—

—

Total investment commitments

554

454

554

454

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

(i) Guarantees

The Group provides guarantees in its normal course of business on behalf of its customers.  Guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  Guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty.  It is the rating of the Group as a guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances.  Guarantees are also provided on behalf of counterparties as performance bonds and ongoing obligations to government entities. The Group has four principal types of guarantees:

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

•                  documentary letters of credit – a guarantee that is established to indemnify exporters and importers in their trade transactions where the Group agrees to make certain trade payments on behalf of a specified customer under specific conditions; and

•                  performance-related contingencies – a guarantee given by the Group that undertakes to pay a sum of money to a third party where the customer fails to carry out certain terms and conditions of a contract.

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

(iii) Contingent liability – amended assessments from the Australian Taxation Office – exchangeable capital units capital raising

In February 2004, the Company announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000.  The ATO assessments are for $157 million of  primary tax and interest and penalties of $150 million (after tax), a total of $307 million (after tax).  The ATO is considering its position in respect of interest deductions claimed by the Company on its ExCaps for 2001 to 2003.  The amount of primary tax relating to these interest deductions is approximately $135 million.  If the ATO issues amended assessments in respect of these years, it is possible interest and penalties would also apply.

The Group is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged, and no provisions have been raised by the Group.

The Group has paid 50% of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.

The Group will not tax-effect interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.  As a result, a permanent difference of $33 million has been recognised in determining income tax expense for the 2004 year.

(iv) Contingent liability – amended assessments from the Australian Taxation Office – TrUEPrSSM capital raising

In April 2004, the Company announced that it had received amended assessments from the ATO which seek to disallow interest deductions claimed in respect of its TrUEPrSSM capital raising for the years 1999 to 2002.  The ATO assessments are for $85 million of primary tax and interest and penalties of $65 million (after tax), a total of $150 million (after tax).  The ATO is also expected to issue amended assessments for the 2003 and 2004 income years and the expected total additional primary tax payable for those years is $20 million.  If the ATO issues amended assessments in respect of those years, it is possible interest and penalties would also apply.  No further disputed tax amounts will arise in relation to future years as the TrUEPrSSM were redeemed in January 2004.

The Group is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged and no provisions have been raised by the Group.

The Group has paid 50% of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Group expects recovery of the amounts paid to the ATO.

(v) Contingent liability – amended assessment from the New Zealand Inland Revenue Department – structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out an industry-wide review of structured finance transactions. As part of this review, subsidiaries of the Group have received amended tax assessment from the IRD with respect to three structured finance transactions entered into in the 1998 and 1999 income years.  The amended assessments are for income tax of approximately NZ$36 million plus interest of approximately NZ$14 million (after tax).  The possible application of penalties has yet to be considered by the IRD.  In addition, the IRD has also issued amended assessments based on an alternative approach to reassessing the transactions.  This alternative approach results in a lower additional tax liability.

The IRD has not yet issued amended assessments for the transactions for income years after 1999.  Notwithstanding that, based on the assessments received to date, the maximum sum of primary tax which the IRD might claim for the years after 1999 is approximately NZ$240 million. Interest would be charged in the event that the IRD were to issue amended assessments for this period.  Penalties may also be considered by the IRD.

The IRD is also investigating two other transactions in the New Zealand structured finance portfolio, which have materially similar features to those for which the above assessments have been received.  Should the IRD take the same position across all of these transactions, the additional primary tax liability would be NZ$111 million, plus interest.  Penalties may also be considered by the IRD.

As at September 30, 2004, if the IRD reassessed all structured finance transactions of this nature, the maximum potential tax in dispute is likely to be NZ$387 million, plus interest of approximately NZ$86 million (after tax).  As noted above, the IRD may also consider imposing penalties.

The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law and no provisions have been  raised by the Group.  The transactions are similar to transactions undertaken by other New Zealand banks.

(vi) Contingent liability – sale of SR Investment, Inc.

The Company and its controlled entity, MSRA Holdings, Inc., have a contingent liability arising in connection with the sale of SR Investment, Inc. (which was the direct holding company of HomeSide US at the time of the sale) to Washington Mutual Bank, FA (WaMu), which was completed on October 1, 2002.   Under the sale agreement, the Company and MSRA Holdings, Inc. have given customary representations, warranties and indemnities in respect of SR  Investment, Inc. and HomeSide US and their business, assets and liabilities.  The majority of these representations, warranties and indemnities expire after four  years; however, some have differing time and liability limitations and some are uncapped in terms of time and amount.  The maximum potential loss arising  from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this  contingent liability.

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

(c) Parent entity guarantees and undertakings

Excluded from the Group amounts disclosed above are the following guarantees and undertakings to entities in the Group:

•                  commercial paper issued by National Australia Funding (Delaware), Inc. totalling $4,615 million (2003: $3,915 million) is guaranteed by the Company;

•                  the Company has agreed to guarantee existing debentureholders secured under Broadbank Corporation Limited’s (now National Australia Bank (NZ) Limited) Trust Deed as at December 31, 1987 until maturity.  The outstanding liability as at September 30, 2004 was immaterial;

•                  under arrangements with the Financial Services Authority of the UK, a letter has been issued by the Company to Clydesdale Bank PLC (Clydesdale) undertaking to maintain Clydesdale’s capital base at regulatory levels in the event that losses are incurred on exposures to individual customers whose facilities exceed 25% of Clydesdale’s regulatory capital base;

•                  the Company will indemnify each customer of National Nominees Limited against any loss suffered by reason of National Nominees Limited failing to perform any obligation undertaken by it to a customer; and

•                  pursuant to ASIC Class Order 98/1418 dated August 13, 1998, relief was granted to certain controlled entities (refer to note 43, footnote (1)) from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of annual financial reports.  It is a condition of the Class Order that the Company and each of the controlled entities enter into a deed of cross guarantee.  The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding-up of any of the controlled entities under certain provisions of the Corporations Act 2001 (Cth). If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full.  The controlled entities have also given similar guarantees in the event that the Company is wound up.  Table 1 below presents consolidated pro forma statements of financial performance and financial position for the Company and controlled entities which are party to the deed, after eliminating all transactions between parties to the deed, which is known as a closed group.

It is not envisaged that any material unrecorded loss is likely to arise from any of the transactions described in this note.

Table 1 Closed group

Pro forma statement of financial performance

For the year ended September 30

	2004	2003
	$m	$m

Profit from ordinary activities before income tax expense	3,177	4,446
Income tax expense relating to ordinary activities	(705)	(958)
Net profit	2,472	3,488
Net credit/(debit) to foreign currency translation reserve	10	(433)
Total changes in equity other than those resulting from transactions with owners as owners	2,482	3,055

Pro forma statement of financial position

As at September 30

Assets
Cash and liquid assets (1)	4,230	4,166
Due from other financial institutions (1)	21,615	26,475
Due from customers on acceptances	16,266	19,496
Trading securities	23,699	22,952
Trading derivatives	17,279	22,773
Available for sale securities	3,978	6,503
Investment securities	5,383	3,668
Loans and advances (1)	156,081	143,874
Shares in controlled entities, joint venture entities and other securities	9,137	11,303
Regulatory deposits	93	93
Property, plant and equipment	1,072	1,293
Income tax assets	876	679
Other assets	33,887	29,157
Total assets	293,596	292,432
Liabilities
Due to other financial institutions (1)	38,675	48,302
Liability on acceptances	16,266	19,496
Trading derivatives	15,181	20,479
Deposits and other borrowings (1)	147,465	136,375
Income tax liabilities	747	637
Provisions	629	768
Bonds, notes and subordinated debt (1)	31,449	23,643
Other debt issues	350	367
Other liabilities	22,959	23,024
Total liabilities	273,721	273,091
Net assets	19,875	19,341

Equity
Contributed equity	9,216	8,754
Reserves	1,244	1,103
Retained profits	9,415	9,484
Total equity	19,875	19,341

(1)       Comparative amounts have been reclassified to accord with changes in presentation made in 2004 (refer to note 1(d) for further information).

45 Derivative financial instruments

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

Derivative financial instruments held or issued for purposes other than trading

The operations of the Group are subject to risk of interest rate fluctuations, to the extent of the repricing profile of the Group’s statement of financial position. Derivative financial instruments are held or issued for the purposes of managing existing or anticipated interest rate risk from this source which is primarily in the Group’s banking operations.

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

Table 1 Fair value of derivative financial instruments held or issued by the Group

	Other than trading fair value (1)		Trading fair value (1)
	2004	2003	2004	2003
	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange
In a favourable position	160	349	4,543	7,620
In an unfavourable position	(613)	(1,130)	(4,599)	(8,101)
Cross currency swaps
In a favourable position	342	207	2,708	2,399
In an unfavourable position	(1,781)	(2,769)	(985)	(359)
Options
Purchased	132	1	3,377	2,992
Written	—	—	(3,699)	(2,866)
	(1,760)	(3,342)	1,345	1,685
Interest rate-related contracts
Forward rate agreements
In a favourable position	—	—	18	20
In an unfavourable position	(4)	—	(19)	(19)
Swaps
In a favourable position	402	867	6,806	10,131
In an unfavourable position	(591)	(1,113)	(6,507)	(9,649)
Futures
In a favourable position	9	15	39	41
In an unfavourable position	(8)	(13)	(26)	(46)
Options/swaptions
Purchased	(31)	(113)	207	290
Written	—	—	(104)	(153)
	(223)	(357)	414	615
Credit-related contracts
Credit derivatives
In a favourable position	2	4	62	60
In an unfavourable position	(10)	(14)	(71)	(70)
	(8)	(10)	(9)	(10)
Other contracts
In a favourable position	2	4	179	91
In an unfavourable position	—	(2)	(140)	(216)
	2	2	39	(125)
Total fair value of derivative financial instruments held or issued	(1,989)	(3,707)	1,789	2,165

(1)       The positive fair value represents the credit risk to the Group if all the Group’s counterparties were to default.

The fair value of foreign exchange rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2004 of $1,345 million (2003: net profit of $1,685 million).  Total net realised and unrealised profits and losses on foreign exchange rate-related contracts held or issued for trading purposes during the year amounted to a net profit of $313 million (2003: net profit of $442 million) (refer to note 4).

The table shows that the majority of fair value for interest rate-related contracts is concentrated in interest rate swaps.

The fair value of interest rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2004 of $414 million (2003: net profit of $615 million).  Total net realised and unrealised profits and losses on both trading securities and interest rate derivatives held or issued for trading purposes during the year amounted to a net profit of $262 million (2003: net profit of $183 million) (refer to note 4).

Value at risk for derivatives held or issued for trading purposes

The use of derivatives for trading purposes within the Group is subject to disciplines prescribed in Corporate & Institutional Banking policy. Under this control framework, all derivative contracts are marked-to-market at the end of each business day.

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

All these processes are conducted daily. VaR and portfolio sensitivity measures are subject to limit discipline that is overseen by Market Risk units within Group Risk Management.

Table 2 shows the Group’s VaR according to exposures in foreign exchange, interest rate, options (volatility) and commodity markets:

Table 2 Value at risk for physical and derivative positions

	Average value during reporting period		Minimum value during reporting period (1)		Maximum value during reporting period (1)
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Value at risk at a 99% confidence level
Foreign exchange risk	7	7	1	2	39	20
Interest rate risk	13	17	7	9	21	25
Volatility risk	5	4	1	2	20	7
Commodities risk	1	1	—	—	2	1
Diversification benefit	(6)	(7)	n/a	n/a	n/a	n/a
Total value at risk for physical and derivative positions (1)	20	22	9	14	55	35

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

Deferred gains and losses on derivative financial instruments held or issued for other than trading purposes

Table 3 shows the net deferred realised gains and losses arising from hedging contracts entered into by the Group to reduce the risk arising from identifiable assets, liabilities and commitments, together with the expected term of deferral:

Table 3 Net deferred gains and losses

	Foreign exchange rate- related contracts		Interest rate- related contracts		Total
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Within 6 months	—	—	4	4	4	4
6 months – 1 year	—	—	1	10	1	10
1 – 2 year(s)	—	—	—	2	—	2
Total net deferred losses	—	—	5	16	5	16

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

Table 4 Notional principal, estimated credit equivalent and fair value of all derivative financial instruments

	Notional principal		Credit equivalent		Fair value		Average fair value (1)
	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange (2)
Trading	268,127	235,393	6,647	6,808	(56)	(481)	24	(1,051)
Other than trading	31,204	31,142	149	557	(453)	(781)	—	—
	299,331	266,535	6,796	7,365	(509)	(1,262)	24	(1,051)
Cross currency swaps (2)
Trading	100,222	72,245	7,079	6,565	1,723	2,040	2,257	(207)
Other than trading	16,951	18,004	1,173	298	(1,439)	(2,562)	—	—
	117,173	90,249	8,252	6,863	284	(522)	2,257	(207)
Futures trading	156	89	—	—	—	—	(46)	—
Options
Trading	344,956	253,381	2,612	4,652	(322)	126	(244)	(18)
Other than trading	3,100	100	99	3	132	1	—	—
	348,056	253,481	2,711	4,655	(190)	127	(244)	(18)
Total foreign exchange rate-related contracts	764,716	610,354	17,759	18,883	(415)	(1,657)	1,991	(1,276)

Interest rate-related contracts
Forward rate agreements
Trading	107,547	85,055	28	38	(1)	1	—	(1)
Other than trading	9,501	1,253	9	1	(4)	—	—	—
	117,048	86,308	37	39	(5)	1	—	(1)
Swaps
Trading	641,675	510,623	10,280	13,054	299	482	299	10
Other than trading	64,992	87,532	566	1,101	(189)	(246)	—	—
	706,667	598,155	10,846	14,155	110	236	299	10
Futures
Trading	215,962	303,522	—	—	13	(5)	10	1
Other than trading	2,033	3,127	—	—	1	2	—	—
	217,995	306,649	—	—	14	(3)	10	1
Options/swaptions
Trading	77,072	77,401	331	491	103	137	27	134
Other than trading	4,785	22,792	73	91	(31)	(113)	—	—
	81,857	100,193	404	582	72	24	27	134
Total interest rate-related contracts	1,123,567	1,091,305	11,287	14,776	191	258	336	144
Credit-related contracts
Credit derivatives (3)
Trading	11,983	10,997	1,100	658	(9)	(10)	(9)	(10)
Other than trading	2,600	532	260	46	(8)	(10)	—	—
Total credit-related contracts	14,583	11,529	1,360	704	(17)	(20)	(9)	(10)
Other contracts
Trading	3,502	1,662	337	143	39	(125)	34	41
Other than trading	313	194	16	52	2	2	—	—
Total other contracts	3,815	1,856	353	195	41	(123)	34	41
Total derivative financial instruments	1,906,681	1,715,044	30,759	34,558	(200)	(1,542)	2,352	(1,101)
Deduct: Non-consolidated controlled entities (4)	3,519	4,515	78	182	43	234	—	—
Total derivative financial instruments reported for capital adequacy (5)	1,903,162	1,710,529	30,681	34,376	(243)	(1,776)	2,352	(1,101)

(1)       Average fair values of other than trading contracts are not captured.

(2)       In accordance with industry practice, notional principal amounts disclosed for spot and forward foreign exchange contracts represent the buy leg only and for cross currency swaps represent the receivable leg only.

(3)       The credit equivalent in relation to credit derivatives where the Group has sold credit protection is reflected in note 44, within other binding commitments.

(4)     Under APRA guidelines, life insurance and funds management activities are excluded from the calculation of risk-weighted assets and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. Amounts deducted are included within other than trading.

(5)       Refer to the ‘financial review’ section of the annual financial report for further information on capital adequacy.

Credit equivalent by maturity

As mentioned above, the credit equivalent amount includes an adjustment which takes account of the residual maturity of contracts.  This is because credit risk is partly a function of the time over which the exposure will be held.

Table 5 provides a maturity profile of total counterparty exposure by credit equivalent amounts for all derivative financial instruments held or issued by the Group for the last two years at September 30.  It shows that 32% (2003: 34%) of the exposure is confined to maturities of one year or less and 73% (2003: 73%) matures within five years.

Table 5 Maturity profile of total derivative financial instruments counterparty exposure by credit equivalent

	2004
	0 to 6 month(s)	6 to 12 months	1 to 2 year(s)	2 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Foreign exchange related contracts	5,670	2,635	2,313	3,969	3,172	17,759
Interest rate related contracts	467	637	1,814	3,266	5,103	11,287
Credit-related contracts	49	3	30	1,250	28	1,360
Other contracts	29	307	7	10	—	353
Total credit equivalent of derivative financial instruments	6,215	3,582	4,164	8,495	8,303	30,759

	2003
	0 to 6 month(s)	6 to 12 months	1 to 2 year(s)	2 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Foreign exchange related contracts	7,308	3,375	2,854	2,591	2,755	18,883
Interest rate related contracts	476	557	2,727	4,351	6,665	14,776
Credit-related contracts	50	2	7	616	29	704
Other contracts	144	—	2	49	—	195
Total credit equivalent of derivative financial instruments	7,978	3,934	5,590	7,607	9,449	34,558

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

Table 6 shows the credit equivalent of derivatives allocated to broad sector and geographic locations as at September 30, 2004 for the Group.  It shows that 68% (2003: 81%) of credit exposure is to government authorities and banks.

Table 6 Credit equivalent of derivative financial instruments allocated to sectors and geographic locations of ultimate obligors

	Government authorities	Banks	Non-bank financial institutions	Corporate and all other sectors	Total
	$m	$m	$m	$m	$m
Australia	57	9,918	626	4,349	14,950
Europe	21	7,192	598	1,098	8,909
New Zealand	42	224	2	349	617
United States	—	2,609	1,481	7	4,097
Asia	2	914	1,224	46	2,186
Total credit equivalent of derivative financial instruments	122	20,857	3,931	5,849	30,759

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

46 Fair value of financial instruments

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

		2004		2003
	Footnote	Carrying value	Net fair value	Carrying value	Net fair value
		$m	$m	$m	$m
Financial assets
Cash and liquid assets (1)	(a)	8,080	8,080	8,405	8,405
Due from other financial institutions (1)	(a)	23,494	23,494	29,234	29,234
Due from customers on acceptances	(a)	16,344	16,344	19,562	19,562
Debt securities	(b)	40,371	40,382	38,884	38,967
Trading derivatives	(c)	17,939	17,939	23,644	23,644
Investments relating to life insurance business
Equity securities	(d)	35,878	35,878	30,399	30,399
Debt securities	(d)	5,003	5,003	5,129	5,129
Loans and advances (1)	(e)	247,836	248,579	225,735	224,698
Shares in controlled entities, joint venture entities and other securities	(f)	158	158	1,445	1,870
Regulatory deposits	(a), (g)	177	177	225	225

Financial liabilities
Due to other financial institutions (1)	(a)	42,044	42,044	52,530	52,530
Liability on acceptances	(a)	16,344	16,344	19,562	19,562
Trading derivatives	(c)	16,150	16,150	21,479	21,479
Deposits and other borrowings (1)	(h)	220,752	220,801	201,194	199,992
Life insurance policy liabilities	(i)	36,134	36,134	32,457	32,457
Bonds, notes and subordinated debt (1)	(j)	32,573	33,474	24,257	28,091
Other debt issues	(j)	1,612	2,257	1,743	2,627

(1)       Comparative amounts have been reclassified to accord with changes in presentation made in 2004 (refer to note 1(d) for further information).

The net fair value estimates are based on the following methodologies and assumptions:

(a)          the carrying amounts of cash and liquid assets, due from and to other financial institutions, due from and to customers on acceptances and regulatory deposits approximate their net fair value as they are short term in nature or are receivable or payable on demand;

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

(d)         the net fair values of equity and debt securities held as investments relating to life insurance business are based on quoted closing market prices at September 30.  Where no quoted market value exists, various valuation methods have been adopted by the directors as detailed in note 1(o).  In those instances, the values adopted are deemed equivalent to net market value;

(e)          the carrying value of loans and advances is net of specific and general provision for doubtful debts and unearned income.  The net fair values of loans and advances that reprice within six months of year end are assumed to equate to the carrying value.  The net fair values of all other loans and advances are calculated using discounted cash flow models based on the maturity of the loans and advances.  The discount rates applied are based on the current interest rates at September 30 of similar types of loans and advances, if the loans and advances were performing at balance date.  The differences between estimated net fair values of loans and advances and carrying value reflect changes in interest rates and creditworthiness of borrowers since loan or advance origination.

Net lease receivables with a carrying value of $15,968 million (2003: $14,864 million) and a net fair value of $15,934 million (2003: $14,777 million), are included in loans and advances.  Lease receivables are excluded from the definition of a financial asset under SFAS 107 and have been included in the above table for Australian reporting purposes;

(f)            the net fair value of shares in controlled entities, joint venture entities and other securities is based on quoted closing market prices at balance date where available.  Where quoted market prices do not exist, the net fair values are estimated after taking into account the underlying financial position of the investee or quoted market prices for similar instruments;

(g)         the Group is required by law to lodge regulatory deposits with certain central banks at a rate of interest below that generally prevailing in the market. As the obligation between the parties is not based on contract but on regulatory requirements, such deposits do not constitute a financial instrument within the definition contained in SFAS 107 and have been included in the above table for Australian reporting purposes;

(h)         with respect to deposits and other borrowings, the net fair value of non-interest-bearing, call and variable rate deposits and fixed rate deposits repricing within six months is the carrying value at September 30.  The net fair value of other term deposits is calculated using discounted cash flow models based on the deposit type and its related maturity;

(i)             the net fair value of life insurance policy liabilities is calculated using the Margin on Services methodology as detailed in note 1(x);

(j)             the net fair values of bonds, notes and subordinated debt and other debt issues are calculated based on a discounted cash flow model using a yield curve appropriate to the remaining maturity of the instruments is used; and

(k)          commitments to extend credit, letters of credit and guarantees and warranties and indemnities issued are considered to be financial instruments. These financial instruments are generally not sold or traded and estimated fair values are not readily ascertainable.  Net fair value of these items was not calculated for the following reasons.  Very few of the commitments extended beyond six months would commit the Group to a predetermined rate of interest.  Also, the fees attaching to these commitments are the same as those currently charged to enter into similar arrangements.  Finally, the quantum of fees collected under these arrangements, upon which a fair value calculation would be based, is not material.

The fair values of derivative financial instruments held or issued for purposes other than trading, including foreign exchange contracts, interest rate swaps, interest rate and currency option contracts, currency swaps and credit derivatives, are disclosed in note 45.

47 Superannuation commitments

The Group sponsors a range of superannuation plans for employees which principally offer two types of benefits:

•            accumulation benefits which provide a lump sum benefit on retirement or withdrawal; and

•            defined benefits which provide a pension with the option of commutation of part of the pension on retirement, or lump sum benefit.

Accumulation benefits are based on accumulated contributions and interest earnings thereon.  Entities in the Group are obliged to contribute sufficiently to cover specified minimum benefit levels.  These obligations are legally enforceable.  The relevant trust deed may allow for the cessation of these contributions. Members and employer contributions are calculated as percentages of members salaries or wages.  In the case of some plans, member contributions are not required.

The Group maintains several defined benefit superannuation and pension arrangements worldwide.  Some sponsored plans are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for eg. to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the Group’s position in relation to its defined benefit plans. The disclosures contained herein are in accordance with AASB 1028 “Employee Benefits”.  Plans listed below show the position using the most recent information available. All plans listed below are closed to new defined benefit members.

In relation to the Group’s European defined benefit plans, the plans’ actuaries have advised that using their best estimate (ie. most probable) assumptions for the long term, the European plans are in a combined surplus position of approximately $905 million at June 30, 2004.  In contrast, applying applicable accounting disclosure principles, these plans are in a combined surplus position of $690 million on a vested benefits basis.  This means the market value of plan assets exceeds the present value of benefits that are not conditional on future employment.  Further, these plans are in a combined deficit position of $1,153 million on an accrued benefits basis.  This means the present value of future benefits exceeds the market value of plan assets at June 30, 2004, being the last assessment date.  The discount rate used to determine both the vested benefit and accrued benefit positions does not reflect the actual asset mix and the expected earnings on the plans’ assets over the long term.  As such, these positions will change with future market conditions at a point in time.

The actuaries’ advice provides comfort to the Group that the plans will meet their long-term obligations.  In addition, the Group continues to meet the applicable statutory minimum funding requirements set by legislation in the UK and Republic of Ireland.  The Group has no obligation to make payments in respect of the plans’ deficits over and above its annual contributions.  These contributions are only set after agreement between the Group and the plans’ trustees and actuaries.  The next scheduled triennial review for this purpose is as at September 30, 2004 for all European plans.

The Group contributed $275 million in respect of all superannuation and pension plans for 2004 (2003: $228 million).  Included therein were contributions of $165 million in respect of the Group’s European defined benefit pension plans (2003: $89 million).

The Group’s accounting policy is set out in note 1(ll).  Under this accounting policy, the Group recognised superannuation and pension expenses of $309 million in 2004 (2003: $243 million), of which $210 million related to the Group’s European defined benefit pension plans (2003: $111 million). These expenses are reported within personnel expenses.  Under the accounting policy, the Group recognised defined benefit pension fund surpluses as an asset in the Group’s balance sheet on acquisition of entities.  This asset is subsequently adjusted for prepayments and accruals and is referred to as a prepaid pension cost asset. The carrying value of the prepaid pension cost asset as at September 30, 2004 was $582 million and is reported within other assets (2003: $616 million).  A provision for deferred income tax has been recognised for timing differences in relation to prepaid pension costs as at September 30, 2004 of $180 million (2003: $189 million).

No liabilities have been recognised in the Group’s balance sheet in relation to the current defined benefit fund deficits reflected in the table below as the Group has no obligation to make payments in respect of those deficits over and above its annual contributions to these plans unless required by the applicable statutory minimum funding requirements.  The Group’s European defined benefit plans are all adequately funded under the minimum funding requirements test in the UK and the Republic of Ireland as at September 30, 2004.

Listed below are details of the major plans with total assets in excess of $10 million each.  The accrued benefits, plan assets at net market value, net surplus/(deficit) and vested benefits of these plans (converted at exchange rates at September 30) were:

		2004
Name of defined benefit fund	Most recent plan information	Accrued benefits	Plan assets	Net accrued benefit surplus/(deficit)	Vested benefits	Net vested benefit surplus/(deficit)
		$m	$m	$m	$m	$m
National Australia Bank Group Superannuation Fund A	June 30, 2004 (1) Plan Financial Report	1,754	2,046	292	1,940	106
Clydesdale Bank Pension Scheme	June 30, 2004 (2) Actuarial Update	2,064	1,540	(524)	1,362	178
Northern Bank Pension Scheme	June 30, 2004 (2) Actuarial Update	1,331	1,098	(233)	883	215
National Irish Bank Pension Scheme	June 30, 2004 (2) Actuarial Update	379	366	(13)	212	154
National Australia Bank UK Retirement Benefits Plan	June 30, 2004 (2) Actuarial Update	350	233	(117)	186	47
Yorkshire Bank PLC Pension Fund	June 30, 2004 (2) Actuarial Update	1,701	1,435	(266)	1,339	96
Bank of New Zealand Officers’ Provident Association	June 30, 2004 (3) Actuarial Update	183	248	65	179	69
National Wealth Management Superannuation Fund	June 30, 2004 (4) Plan Financial Report	95	122	27	116	6
Total defined benefit funds		7,857	7,088	(769)	6,217	871

		2003
Name of defined benefit fund	Most recent plan information	Accrued benefits	Plan assets	Net accrued benefit surplus/(deficit)	Vested benefits	Net vested benefit surplus/(deficit)
		$m	$m	$m	$m	$m
National Australia Bank Group Superannuation Fund A	June 30, 2003 (1) Plan Financial Report	1,764	1,811	47	1,711	100
Clydesdale Bank Pension Scheme	June 30, 2003 (2) Actuarial Update	1,928	1,301	(627)	1,272	29
Northern Bank Pension Scheme	June 30, 2003 (2) Actuarial Update	1,245	946	(299)	825	121
National Irish Bank Pension Scheme	June 30, 2003 (2) Actuarial Update	335	317	(18)	186	131
National Australia Bank UK Retirement Benefits Plan	June 30, 2003 (2) Actuarial Update	302	179	(123)	162	17
Yorkshire Bank PLC Pension Fund	June 30, 2003 (2) Actuarial Update	1,577	1,226	(351)	1,240	(14)
Bank of New Zealand Officers’ Provident Association	June 30, 2003 (3) Actuarial Update	160	228	68	157	71
National Wealth Management Superannuation Fund	June 30, 2003 (4) Plan Financial Report	95	105	10	105	—
Total defined benefit funds		7,406	6,113	(1,293)	5,658	455

(1)       National Australia Bank Group Superannuation Fund A is technically a defined benefit fund although the vast majority of members have accumulation benefits. Accrued benefits are at the date of the last actuarial assessment, which was June 30, 2003. At the date of the last actuarial assessment, plan assets were $1,811 million and vested benefits were $1,711 million.  Plan assets and vested benefits are as at June 30, 2004, being the date of the most recent financial statements of the fund (for 2003 comparative information, they are as at June 30, 2003).  Approximately 2% of disclosed accrued benefits and 6% of the disclosed plan assets relate to defined benefits.  The actuary is Mr SJ Schubert, FIA, FIAA, of Towers Perrin.

(2)       Accrued benefits, plan assets and vested benefits are at the date of the most recent actuarial update (which was not a full actuarial assessment) being June 30, 2004.  For 2003 comparative information, accrued benefits, plan assets and vested benefits were at the date of an actuarial update.  The last full triennial actuarial assessments were September 30, 2001, for all UK plans and September 30, 2003 for the National Irish Bank pension scheme.  The actuary for these funds is Watson Wyatt Partners, Consulting Actuaries.  These funds are closed to new members.

(3)       Bank of New Zealand Officers’ Provident Association has two divisions within one fund.  Division 1 is a defined benefit plan and is closed to new members. Division 2 is a cash accumulation plan and contains the majority of members.  Accrued benefits are at the date of the last actuarial assessment, which was October 31, 2002.  The total plan assets and vested benefits are as at June 30, 2004, being the date of the last actuarial update.  At October 31, 2003, being the date of the most recent financial statements of the fund, the plan assets were $231 million, and vested benefits were $169 million.  The fund actuary is Ms GR Spooner, BSc, FIAA, FNSA, of Watson Wyatt NZ Ltd.  Approximately 24% of disclosed accrued benefits and 47% of plan assets relate to defined benefits.

(4)       National Wealth Management Superannuation Fund is technically a defined benefit fund although the majority of members have accumulation benefits. Accrued benefits are at the date of last actuarial assessment, which was July 1, 2002.  At the date of the last acturial assessment, plan assets were $95 million and vested benefits were $99 million.  Plan assets and vested benefits are as at June 30, 2004, being the date of the most recent financial statements of the fund (for 2003 comparative information, they are as at June 30, 2003).  Approximately 61% of disclosed accrued benefits and plan assets relate to defined benefits. The fund actuary is Mr D.O’Keefe, FIAA, of Alea Actuarial Consulting.

48 Operating lease commitments

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Estimated minimum lease commitments
Due within 1 year	370	360	260	258
Due within 1 – 2 year(s)	298	315	199	221
Due within 2 – 3 years	237	248	149	164
Due within 3 – 4 years	178	195	102	118
Due within 4 – 5 years	135	148	73	83
Due after 5 years	1,014	848	351	376
Total operating lease commitments (1) (2) (3)	2,232	2,114	1,134	1,220

Commitments by type
Commercial and residential buildings	2,103	1,960	1,007	1,067
Data processing and other equipment	129	154	127	153
Total operating lease commitments (1) (2) (3)	2,232	2,114	1,134	1,220

(1)  Figures include liabilities taken up for surplus leased space and lease incentives.

(2)  Includes non-cancellable operating lease commitments consisting of:

Due within 1 year	286	284	185	190
Due within 1 – 2 year(s)	247	247	157	159
Due within 2 – 3 years	215	211	134	133
Due within 3 – 4 years	171	184	101	112
Due within 4 – 5 years	128	143	73	83
Due after 5 years	961	803	351	376
Total non-cancellable operating lease commitments	2,008	1,872	1,001	1,053

Comparative information has been restated to reflect the reclassification of operating lease commitments as non-cancellable operating leases.

(3)       Included in this note are lease commitments resulting from the sale and leaseback of various properties. These transactions are generally for a term of five years, or 10 years for major properties. There is no ongoing involvement in the properties other than rental payments.

49 Capital expenditure commitments

	Group		Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Land and buildings
Due within 1 year	70	41	70	40
Data processing and other equipment
Due within 1 year	16	25	12	23
Other
Due within 1 year	12	5	—	—
Total capital expenditure commitments	98	71	82	63

50  Related party disclosures

During the year, there have been dealings between the Company and its controlled entities and other related parties.  The Company provides a range of services to related parties including the provision of banking facilities and standby financing arrangements.  Other dealings include granting loans, accepting deposits and providing finance, forward exchange and interest rate cover.  These transactions are normally subject to commercial terms and conditions.

Other transactions with controlled entities may involve leases of properties, plant and equipment, provision of data processing services or access to intellectual or other intangible property rights.  Charges for these transactions are made on the basis of equitable rates agreed between the parties.  The Company also provides various administrative services to the Group, which may include accounting, secretarial and legal.  Fees may be charged for these services.

The aggregate of material amounts receivable from or payable to controlled entities at balance date is as disclosed on the statement of financial position of the Company.

Details of directors who held office during the year are set out in the report on the directors and officers.  Details of remuneration paid or payable to the directors are set out in note 51.

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted under the revised ASIC Class Order 98/110 dated July 10, 1998 (revised by Class Order 04/665 dated July 19, 2004) from providing details of certain loans or financial instrument transactions made by banks to personally-related entities of directors of the Company or specified executives of the Group (other than to any entity controlled or significantly influenced by them) in the ordinary course of the banking business and on an arm’s length basis or with the approval of shareholders of the relevant entity and its ultimate parent entity, if any.

The Company is required under the terms of the Class Order to lodge a statutory declaration, signed by two directors, with ASIC.  The declaration must provide confirmation that the Company has implemented systems of internal control and procedures that provide assurance that any loans or other financial instrument transactions of a bank with directors or specified executives or their personally-related entities which are not entered into on normal terms and conditions are drawn to the attention of the directors so that they may be disclosed in the financial report.

The Company lodged such a declaration with its annual return to ASIC for the year ended September 30, 2004.

Loans to directors of the Company and specified executives of the Group

Loans made to the directors other than executive directors of the Company are made in the ordinary course of business on commercial terms and conditions.  Loans to specified executives (including executive directors) of the Group may be made on similar terms and conditions generally available to other employees within the Group.  Loans to directors of the Company and specified executives of the Group, among others, are subject to restrictions under applicable laws and regulations including the United States Sarbanes Oxley Act of 2002.

Under the revised Class Order referred to above, disclosure is limited to the aggregate amount of loans made or guaranteed by:

•             the Company and its controlled entities to directors of the Company, specified executives of the Group and entities controlled or significantly influenced by them; and

•             controlled non-banking entities to directors of the Company, specified executives of the Group, or their personally-related entities.

Details regarding the aggregate amounts of such loans outstanding, interest charged, interst not charged and write-offs for the last two years to September 30 were:

										Individuals
	Terms	Balance at								in group
	and	beginning	Interest		Interest not				Balance at	during year
	conditions	of year	charged		charged		Write-off		end of year	No.
		$	$		$ .		$		$
Directors of the Company
2004	Normal	24,824,092	1,495,345		—		—		26,137,542	8
2003 (1)	Normal	214,604		(2)		(2)		(2)	2,677,942	3

Specified executives of the Group
2004	Normal	2,222,538	504,569		—		—		9,913,701	8
	Employee	3,022,782	152,109		—		—		2,730,615	9
2003 (1)	Normal	997,442		(2)		(2)		(2)	1,464,444	3
	Employee	913,427		(2)		(2)		(2)	2,102,130	7

(1)  Comparative information excludes loans to entities controlled or significantly incfluenced by directors and specified executives as this information was not previously required under ASIC Class Order 98/110

(2)  Interest charged, interest not charged and amounts written-off during 2003 were not obtained as there was no requirement to disclose this information.

Details regarding individuals with loans above $100,000 during the year ended September 30, 2004 were:

	Terms	Balance at					Highest
	and	beginning	Interest	Interest not		Balance at	indebtedness
2004	conditions	of year	charged	charged	Write-off	end of year	during year
		$	$	$	$	$	$
Directors of the Company
Current
GJ Kraehe	Normal	3,820,000	166,852	—	—	2,215,000	4,522,000
DT Gilbert (1)	Normal	11,850,060	738,991	—	—	13,338,878	15,666,433
Former
JB Clark	Normal	546,090	18,620	—	—	2,400	898,490
KJ Moss	Normal	354,486	23,064	—	—	276,737	354,486
ED Tweddell (2)	Normal	8,250,000	547,344	—	—	10,290,846	10,495,000

Specified executives of the Group

Current
A Fahour (3)	Normal	—	11,552	—	—	2,238,210	2,238,216
JE Hooper (4)	Employee	1,524,324	65,578	—	—	1,035,302	1,526,201
RE Pinney (4)	Normal	699,700	48,417	—	—	781,700	801,700
	Employee	106,937	—	—	—	101,321	106,937
GR Slater (4)	Employee	319,749	28,760	—	—	542,105	625,749
GW Willis (4)	Employee	884,463	57,410	—	—	876,497	958,807
Former
IR Crouch	Normal	—	152,660	—	—	2,434,393	2,450,000
MT Laing	Normal	275,247	18,687	—	—	252,752	275,247
	Employee	73,340	—	—	—	62,397	73,340
CD Lewis	Normal	—	2,000	—	—	—	800,000
	Employee	2,000	—	—	—	2,000	4,000
PA McKinnon (4)	Normal	758,100	270,679	—	—	4,206,646	4,312,591
	Employee	36,190	—	—	—	34,496	36,190
RE McKinnon (4)	Normal	489,497	574	—	—	—	490,071
	Employee	73,781	275	—	—	75,378	79,250

(1)   Includes business loans of an entity over which Mr Gilbert has a significant influence.

(2)  Includes business loans of an entity over which Dr Tweddell has a significant influence.

(3)  Loan originated in the US and payable in US dollars.  The applicable interest rate of 2.37% per annum represents a normal market interest rate for US borrowings.

(4)  Included within loans on employee terms and conditions are loans to purchase Company shares at a nil interest rate. This offer, which ceased in 1999 offered all employees a loan to purchase a prescribed number of shares each year between 1997 and 1999.  The shares for the relevant individuals are held in trust and dividends are applied against the principal of the loan until the loan is repaid.  In addition to the individuals listed above, Mr MacDonald, Mr Scott and Mr Scholes, whose total loans do not exceed $100,000,  also have loans under this arrangement.  The benefit associated with this interest-free loan has been imputed at 9.6%, which is the current rate of interest for loans to purchase shares under performance option and performance rights plans, and has been disclosed as part of the non-monetary remuneration of these specified executives in note 51.

All loans with directors of the Company and specified executives of the Group (or related entities controlled or significantly influenced by them) have been provided on an arm’s length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).

Loans made by the Group in 2004 and 2003 to directors or to any associate of such persons, as defined by the United States SEC at no time exceeded 5% of the equity of the Group.

Other transactions with directors of the Company and specified executives of the Group

All other transactions with directors of the Company, specified executives of the Group and their personally-related entities are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions.  These transactions generally involve the provision of financial and investment services by non-bank controlled entities.  All such transactions that have occurred with directors of the Company, specified executives of the Group and their personally-related entities have been trivial or domestic in nature.  In this context, transactions are trivial in nature when they are considered of little or no interest to the users of the financial report in making and evaluating decisions about the allocation of scarce resources.  Transactions are domestic in nature when they are related to the director or executive’s personal household activities.

Controlled entities

Refer to note 19 for details of the Company’s investment in controlled entities. Refer to note 43 for details of controlled entities.

Details of amounts received from or paid to controlled entities in the form of dividends or interest are set out in notes 4 and 5(b).

In the context of the Group’s operations, the directors of the Company do not consider it practicable to collate details of dealings with controlled entities by transaction type, except to the extent that they have been collated and disclosed in respect of the specific transaction types referred to in the preceding paragraph.

The Company has certain guarantees and undertakings with entities in the Group.  These are set out in note 44.

51 Remuneration of directors and executives

(a)  Details of directors of the Company and specified executives of the Group

(i) Current directors

The following persons were directors of the Company at September 30, 2004:

Name	Position	Date commenced position, if during year
GJ Kraehe	Director (non-executive)	-
	Chairman (non-executive)	February 16, 2004
JM Stewart	Director (executive)	-
	Managing Director and Chief Executive Officer	February 2, 2004
PJB Duncan	Director (non-executive)	-
RG Elstone	Director (non-executive)	September 2, 2004
DT Gilbert	Director (non-executive)	September 2, 2004
PJ Rizzo	Director (non-executive)	September 2, 2004
JS Segal	Director (non-executive)	September 7, 2004
JG Thorn	Director (non-executive)	October 16, 2003
GA Tomlinson	Director (non-executive)	-
GM Williamson	Director (non-executive)	May 10, 2004

In October 2004, Mr Ahmed Fahour and Mr Michael J Ullmer were appointed directors of the Company.

(ii) Former directors

The following persons resigned from their positions as directors of the Company during the year ended September 30, 2004:

Name	Position	Date resigned during year
DCK Allen	Chairman (non-executive)	February 16, 2004
FJ Cicutto	Director (executive)	February 1, 2004
	Managing Director and Chief Executive Officer	February 1, 2004
JB Clark	Director (non-executive)	August 30, 2004
KJ Moss	Director (non-executive)	August 27, 2004
ED Tweddell	Director (non-executive)	August 27, 2004
CM Walter	Director (non-executive)	May 7, 2004

(iii) Current specified executives

The following persons were the executives at September 30, 2004, in addition to those listed above as executive directors, with the greatest authority for the strategic direction and management of the Group (referred to as specified executives) during the year:

Name	Position	Date commenced position, if during year
CA Clyne	Executive General Manager, Customer Solutions	August 9, 2004
A Fahour	Chief Executive Officer, Australia	September 1, 2004
JE Hooper	Acting Executive General Manager, Corporate & Institutional Banking	March 15, 2004
	Executive General Manager, Institutional Markets & Services	August 25, 2004
IG MacDonald	Executive General Manager, Financial Services Australia	-
	Chief Information Officer	August 25, 2004
LM Peacock	Executive General Manager, People & Culture	May 10, 2004
RE Pinney	Chief Executive, Financial Services Europe	February 2, 2004
PB Scott (1)	Executive General Manager, Wealth Management	-
GR Slater	Group General Manager, Office of the CEO	April 5, 2004
PL Thodey	Chief Executive Officer, Bank of New Zealand	-
MJ Ullmer	Chief Financial Officer	September 1, 2004
GD Willis	Acting Executive General Manager, Risk Management	March 15, 2004

(1)                Subsequent to September 30, 2004, Mr Scott announced his intention to resign early in the 2005 year.

Ms Peacock continues to be employed by National Australia Group Europe Limited while working in Australia.  Mr Thodey is employed by Bank of New Zealand and Mr Scott is employed by National Wealth Management Services Limited.  All other specified executives are employed by National Australia Bank Limited.

(iv) Former specified executives

The following persons relinquished their positions as specified executives during the year:

Name	Position	Date relinquished position
IR Crouch	Chief Information Officer	August 24, 2004 (3)
MT Laing	Executive General Manager, Corporate Development	August 24, 2004 (3)
CD Lewis	Executive General Manager, Risk Management	March 12, 2004
PA McKinnon (1)	Executive General Manager, Office of the CEO	September 30, 2004
RE McKinnon (2)	Chief Financial Officer	August 31, 2004
IF Scholes	Executive General Manager, Corporate & Institutional Banking	March 12, 2004

(1)  Held specified executive position as Executive General Manager, People & Culture to May 9, 2004 prior to role as Executive General Manager, Office of the CEO.

(2)  Ceased as specified executive on August 31, 2004 but continues to be employed by National Australia Bank Limited.

(3)  Relinquished position as specified executive on August 24, 2004 and ceased employment with the Company on September 30, 2004.

All former specified executives above were employed by National Australia Bank Limited.

(b) Remuneration of directors and specified executives

The Compensation Committee regularly reviews the reward philosophy and principles of the Group to ensure they remain contemporary with and reflective of accepted market practice, both in Australia and in the international jurisdictions in which the Group operates.  During 2004, their review resulted in several changes in response to internal and external factors.  The change included a broader scope for the Compensation Committee and a consequent name change to the Human Resources Committee.  The following reward statements reflect the way in which the Group’s reward strategy is being managed at the date of this report.  A full report on ‘Remuneration at the National’ can be viewed in the concise annual report 2004.

The design of the share, performance option and performance rights plans seeks to conform with the guidelines set out in “Executive Share and Option Scheme Guidelines”, IFSA Guidance Note 12, Investment and Financial Services Association, 2000.  The principal difference is that performance rights issued by the Company have a nominal exercise price and that any performance options whose exercise price is set at a date other than the date of grant could potentially have an exercise price lower (or higher) than the market price prevailing at or around the date of grant.  The Group’s various employee equity plans are discussed in detail in note 38.

The Company’s share, performance option and performance rights plans (together with all other elements of its remuneration structure) are designed to achieve number of outcomes as part of the Group’s total reward philosophy as described below.  As also described below, the reward principles together with the linking of total reward to performance are designed to reward past performance and recognise potential future contribution to the Group’s performance.

(i) Remuneration philosophy and relationship to Group performance

Non-executive directors

The fees paid to non-executive directors of the Board are based on advice and data from the Company’s remuneration specialists and from external remuneration advisers.  This advice takes into consideration the level of fees paid to board members of other major Australian corporations, the size and complexity of the Group’s operations, the activities of the Group and the responsibilities and workload requirements of Board members.

Fees are established annually for the Chairman and non-executive directors.  Additional fees are paid, where applicable, for participation in Board committees and for serving on the boards of controlled entities.

The total fees paid to non-executive members of the Board, including fees paid for their involvement on Board committees and controlled entity boards, are kept within the total pool approved by shareholders from time to time.

During 2002, the Board decided not to enter into any new contractual obligations to pay retirement allowance benefits to non-executive directors appointed after December 31, 2002.  At the Company’s annual general meeting held on December 19, 2003, a proposal permitting directors of the Company and its controlled entities who had accrued retirement benefits to apply those benefits frozen as at December 31, 2003 to either cash (to be paid on retirement), to additional superannuation contributions or to the acquisition of shares in the Company (to be held in trust until retirement) was approved.

Executives-total reward philosophy

The Group manages a total reward framework (including fixed remuneration, short-term incentives and long-term incentives) designed to:

•                           focus on creating value for shareholders by rewarding employees based on enhancement of shareholder value through improvements in earnings per share (EPS), Economic Value Added (EVA ®), and total shareholder return (TSR);

•                           differentiate performance and recognise future potential;

•                           create an environment where people can be motivated with energy and passion;

•                           motivate, attract and retain top talent to deliver superior performance;

•                           provide rewards, benefits and conditions that are competitive within the specific markets in which the Group operates;

•                           provide fair and consistent rewards across the organisation, which support corporate values; and

•                           recognise capabilities brought to roles and promote opportunities for career and professional development.

Reward principles

The following principles underpin the total reward framework:

•                           the highest performers and those of the greatest value to the Group should receive the greatest reward;

•                           a greater emphasis on at-risk reward (short-term incentive and long-term incentive) as a component of total reward, with the emphasis increasing with levels of responsibility/criticality of role;

•                           key performance indicators that include financial and non-financial measures (management and development of talent, behaviour, etc);

•                           performance is recognised for all individuals and/or teams by:

•                           linking performance outcomes to incremental market percentiles for fixed remuneration, and also using an 80 - 120% compensation ratio around the selected percentiles;

•                           contribution to Group performance measured by improvements in EPS (70%) and EVA® (30%) for short-term incentives, and TSR (100%) for long-term incentives; and

•                           employee ownership through employee share plans to build a partnership between employees and other shareholders;

•                           fixed remuneration is now generally targeted to market median levels being paid in the finance industry in the relevant global markets in which the Group operates, where other markets (eg. specialist markets) are more appropriate, these are used;

•                           commencement ‘buy-outs’ are only entered into with the appropriate approval.  Any amounts agreed to be provided on commencement must be based on evidentiary information.

Total reward for the Managing Director and Chief Executive Officer

The Human Resources Committee monitors, reviews and recommends to the Board, inter alia:

•                           remuneration and incentive policies and structure for the Managing Director and Chief Executive Officer; and

•                           the quantum of total reward (remuneration package, superannuation arrangements, and short-term and long-term incentives) for the Managing Director and Chief Executive Officer.

The Managing Director and Chief Executive Officer’s total reward arrangements are developed by the Human Resources Committee within the Group’s reward strategy framework.  The Human Resources Committee considers an appropriate mix and quantum of total reward with advice from independent remuneration specialists based on comparisons with other major Australian companies, and taking into consideration the relevant principles of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Guidelines and other relevant pronouncements.

Through the use of appropriate short-term and long-term incentive programs, these arrangements from 2005 take account of the achievement of EPS growth in addition to EVA® growth for the Group, the Company’s TSR performance and specific behavioural and financial key result areas that are agreed between the Board and the Managing Director and Chief Executive Officer.

Total reward for specified executives

Total reward for specified executives of the Group is closely aligned to that of the Managing Director and Chief Executive Officer in order to promote consistent, clear reward messages and to align remuneration outcomes across the executive team.  This alignment is provided under the Group’s reward strategy, which provides a common framework for reward, talent and performance management across the Group.  Total reward levels are set with advice from independent remuneration consultants to ensure that they are in line with general market practice and appropriately competitive in order to attract top executive talent.

Linking total reward to performance

During 2004, the Human Resources Committee and management extensively reviewed the Group’s performance management framework.  Three major enhancements to this framework were initiated for the 2005 year onwards:

•                            calibration of key performance indicators at the commencement of the performance period, which define what performance looks like;

•                            the introduction of a peer review process.  This process validates performance at the end of the period by calibrating it relative to the performance of other individuals; and

•                            the introduction of ‘quality gates’, being threshold compliance and behaviour measures.  If an individual fails either gate, then no incentive can be provided.

This is a significant shift in approach as the quality gates are separate from the scorecard and have over-arching control.  All employees will be required to achieve the behavioural and compliance quality gates and this will be progressively implemented over the next two years commencing with management employees and above in 2005.

The peer review process will allow for performance to be differentiated and will bias the outcome to those with the best performance and potential.  It also identifies those employees who require development and those who are poor performers.

The peer review helps to standardise the achievements of each relevant employee.  The reward strategy is designed to provide superior rewards to those employees with the best relative performance.  For those employees this means:

•                           fixed remuneration levels at a higher market percentile rather than the median, which is standard across the Group;

•                           a greater proportion of the short-term incentive reward pool (the overall value of which is determined by improvements in EPS and EVA® against target); and

•                           an allocation of a long-term incentive (the value of which is significantly impacted by improvements in the Group’s TSR performance).

The structure of total reward

Total reward encompasses three main components as described below.  The target reward mix emphasises at-risk rewards (short-term and long-term incentives), increasing with the level of responsibility and/or criticality of the role.  From 2005, amounts above target are provided in shares with restrictions on trading (subject to any legal or taxation contstraints).  The target total reward mix for the Managing Director and Chief Executive Officer is 25 - 30% fixed remuneration, 30 - 35% short-term incentive and 40 - 50% long term incentive.  The target total reward mix for other specified executives is 40 - 65% fixed remuneration, 20 - 30% short-term incentive and 15 - 35% long-term incentive.

Fixed remuneration

Fixed remuneration reflects the scope of the role and the level of skill and experience of the individual and is generally referenced to the median of the applicable remuneration market, with higher outcomes for the best performing individuals.  The Group operates in a number of countries and business segments and fixed remuneration reviews aim to achieve equitable outcomes for employees in comparable roles within the context of the different geographical and specialist remuneration markets in which the Group competes for top executive talent.

Short-term incentives

In previous years, including 2004, the short-term incentive program for senior executives related solely to the EVA® performance of the Group.  The weighting between EVA® performance and individual performance varied depending on the nature of the specific executive role.  Under that program, a pre-defined EVA® performance weighting for an individual flowed through automatically with only the non-financial component being variable based on the individual’s achievement of objectives.

The Human Resources Committee conducts a regular review of all aspects of total reward for executives, including the short-term incentive plan.  Changes that will be implemented from the 2005 financial year include broadening the basis for determining the short-term incentive pool, which will now be driven by both EPS (70%) and Group EVA® (30%).

The new incentive program is structured to reward the achievement against key individual, business and Group annual performance outcomes.  Target amounts are set relative to the applicable remuneration market for executive incentive purposes.  The performance of the Group will, from 2005, be measured by growth in EPS and EVA® and determines the pool available for payments (subject to Board approval), while the performance of an individual executive against their scorecard of performance measures, determines their share of the available pool.

For management employees and above, a threshold level of performance and the achievement of behavioural and compliance quality gates are required before any short-term incentive rewards can be earned.  Relative individual performance may give rise to anywhere between zero and two times the target incentive amount being earned, with only the most outstanding performers (less than 5% of employees) receiving amounts at the top end of the scale.  Also, subject to any legal or taxation constraints, all above-target rewards are to be provided in shares with restrictions on trading for at least one year, provided threshold performance is achieved over the subsequent performance year.  The Human Resources Committee believes that this will instil an appropriate focus on Group performance beyond the current year, make certain that quality gates are consistently achieved, and encourage a suitable level of shareholding by executives.

The Managing Director and Chief Executive Officer and executive directors are required to receive at least half of any short-term incentive payment in the form of Company shares, subject to shareholder approval.  Where practicable, and subject to any legal or taxation constraints, employees may choose to receive the whole or part of their short-term incentive in cash, superannuation contributions or Company shares, or a combination of these.  The shares are provided under the National Australia Bank Staff Share Ownership Plan and are generally held in trust for between three and ten years (unless the employee leaves the Group earlier).  Employees receive dividends in relation to these shares while they are held in trust.  They are forfeited if the participant’s employment is terminated due to serious misconduct involving dishonesty.

Long-term incentives

Long-term incentives, in the form of performance options and performance rights, have become a key mechanism for rewarding executive potential and talent.

Managing executive talent

During 2004, the Company introduced a sophisticated executive talent process, with the twin aims of enabling superior succession planning for the organisation (and management of business continuity risk), and career development for individuals.  This process identifies and tracks employees that contribute to the Group’s high performance capability, and is an essential element of employee engagement and the motivation of top talent.

The executive talent review follows on from the performance management framework and assesses individual executives against a matrix of business outcomes, leadership behaviours and potential capability.  The latter dimension measures the individual’s capacity to progress to the next level of management complexity within a given timeframe.

On an ongoing basis, the Human Resources Committee will now review the talent and succession plans for the top two levels of management twice per annum.

Linking talent management and long-term reward

Prior to 2004, long-term incentives (in the form of performance options) were allocated within a total number of performance options approved by the Board each year.  In determining individual allocations, general regard was given to market and peer relativities, with a significant amount of discretion by management.

The introduction of the executive talent review and the resulting individual talent assessments now provide a solid, objective basis for determining appropriate long-term rewards.  Through this process, individual long-term incentive allocations now transparently recognise current contribution, future capability and potential contribution to the Group’s performance over coming years.

Market relativity drives the value of long-term rewards for each talent matrix outcome for each management level based on a numerical pricing model as detailed in note 38.  The model takes account of factors including the performance option or performance right exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share, the expected life of the performance option or performance right, and the probability of the performance hurdle being reached.

Delivery of long-term rewards

Long-term incentive rewards may be provided in the form of shares (subject to various restrictions), performance options and performance rights (essentially low exercise price performance options) at the discretion of the Board.

Shares issued as a long-term reward are held in trust until various time and/or performance criteria are achieved (dividends aren’t normally received by the individual while the shares are in trust).  Performance options and performance rights are rights to acquire Company shares, if and when specified time and performance hurdles are achieved.  The performance hurdles ensure that executive rewards are linked directly to the total shareholder return (TSR), and are therefore aligned to the outcomes experienced by other shareholders over a specified timeframe (before September 30, 2004, this timeframe was generally three to eight years).  The value of any long-term incentive rewards is also heavily dependent on the market value of the Company’s ordinary shares at the time of exercise (if and when any securities vest).

Along with moving to link the distribution of long-term incentives to talent review outcomes (as detailed above), the Human Resources Committee introduced performance rights in 2003.  The combination of performance options and performance rights was designed to reduce the number of securities issued (fewer performance rights are issued as they have a higher financial value than traditional performance options).  Performance rights also allow for continued motivation of employees in times when the Group outperforms its peers but, for reasons not related to performance, the share price may be low.

Review of the long-term incentive program

During 2004, the Human Resources Committee again considered the structure of long-term reward in helping to drive appropriate management behaviours and to reinforce cultural change.  In determining appropriate changes to the existing program, the Human Resources Committee sought advice from external experts in the field and considered best practice in the Australian and international markets.

The Human Resources Committee decided to enhance several aspects of the performance hurdle that applies to the performance options and performance rights.  These changes have been implemented with effect from a grant made on September 30, 2004 and will apply to all future grants until amended by the Human Resources Committee.  The nature of the changes is outlined below, with full details of the old and new performance hurdle provided in note 38.

Key features of the Group’s performance hurdle

Performance options and performance rights granted during the 2004 year in October 2003, January 2004 and June 2004

The normal expiry date of these performance options and performance rights is on the eighth anniversary of the effective date.  After a restriction period, generally three years from the effective date (normally the grant date), a performance hurdle must be met before any performance options and performance rights can be exercised.  The performance hurdle compares the Group’s TSR growth since the effective date (averaged over 30 trading days) with that of 50 of the companies in the S&P/ASX100 (excluding the Company) determined as at the relevant date.

The number of performance options or performance rights that may be exercised, if any, depends on the relevant ranking of the Company compared with this comparator group.  No performance options or performance rights will vest if the Group’s ranking is below the median (50th percentile) of the peer group.  Half of the performance options and performance rights vest when the median (50th percentile) TSR ranking is achieved and a ranking at or above the 75th percentile is required for all of the performance options and performance rights to vest.  If the performance hurdle is not fully achieved within eight years from the effective date, then any unvested securities will lapse.  Any vested but unexercised securities will also lapse at this time.

Performance options and performance rights granted during the 2004 year in September 2004 and subsequent grants

The normal expiry date of the Group’s performance options and performance rights will now be on the fifth anniversary of the effective date.  The three year restriction period from the effective date will still apply, generally with a two-year exercise period (subject to the performance hurdle being met).

The performance hurdle in relation to half of the performance options and to half of the performance rights will compare the Group’s TSR performance since the effective date (averaged over 30 trading days) with that of 50 of the companies in the S&P/ASX200 (excluding the Company) determined as at the effective date. The remaining half of the performance options and half of the performance rights will vest depending on the Group’s TSR performance since the effective date (averaged over 30 trading days) with that of the top financial services companies in the S&P/ASX200 (excluding the Company).

The number of performance options or performance rights that may be exercised, if any, will depend on the relevant ranking of the Company compared with these comparator groups over a period of 30 consecutive trading days - ie. only sustained performance will determine the amount of vesting.  Vesting will commence when the Company’s rank is above the median (50th percentile) of either peer group, with half of each portion of the performance options and performance rights vesting when the Company ranks at the 51st percentile of the relevant peer group.

A TSR ranking above the 75th percentile of both peer groups for 30 consecutive trading days will be required for all of the performance options and performance rights to vest.  If the performance hurdle is not fully achieved within five years (from the effective date), any unvested securities will lapse.  Any vested but unexercised securities will also lapse at this time.

(ii)  Service agreements

Remuneration and other terms of employment for current and former specified executives (including executive directors) are formalised in service agreements. Each of these agreements provide for performance-related cash bonuses, and fringe benefits and other benefits, including participation where eligible, in performance share, option and performance rights plans.  Details of the term of employment and the fixed remuneration and short term incentives for the specified executives as at September 30, 2004 are set out below:

Name	Term of agreement	Fixed pay (1)	Target short-term incentive (2)	Termination benefits (3)
		$
Current
Cameron A Clyne (4)	No fixed term (contract commenced August 9, 2004)	525,000	65%	12 months’ fixed pay

Ahmed Fahour (5)	4 years from September 1, 2004 Option of renewal for 1 further year	1,500,000	130%	12 months’ fixed pay

John E Hooper (6)	No fixed term	700,000	130%	3 months’ fixed pay
Ian G MacDonald	No fixed term	722,000	100%	15 months’ fixed pay

Lynne M Peacock (7)	No fixed term (contract commenced May 10, 2004)	GBP 420,000	80%	12 months’ fixed pay

Ross E Pinney	No fixed term	740,000	100%	18 months’ fixed pay
Peter B Scott	No fixed term	771,000	100%	12 months’ fixed pay
Gavin R Slater (8)	No fixed term	345,000	40%	15 months’ fixed pay
John M Stewart (9)	3 years from February 2, 2004 Option of renewal for 1 further year	2,230,000	100%	12 months’ fixed pay plus 6 months’ notice

Peter L Thodey (10)	No fixed term	NZD 560,000	70%	1 months’ fixed pay
Michael J Ullmer (11)	4 years from September 1, 2004	1,000,000	100%	12 months’ fixed pay
	Option of renewal for 1 further year
Graeme D Willis (12)	No fixed term	445,000	45%	15 months’ fixed pay

Former

Frank J Cicutto	3 years from October 23, 2003 Option of renewal for 1 further year (contract ceased February 1, 2004)	2,082,000	110%	150% of fixed pay plus 6 months’ notice or pay in lieu
Ian R Crouch	No fixed term (contract ceased September 30, 2004)	710,000	70%	18 months’ fixed pay
Michael T Laing	No fixed term (contract ceased September 30, 2004)	620,000	70%	15 months’ fixed pay
Christopher D Lewis	No fixed term (contract ceased March 12, 2004)	681,000	70%	15 months’ fixed pay
Peter A McKinnon	3 years from December 1, 2003 Option for renewal for 1 further year (contract ceased September 30, 2004)	653,000	70%	18 months’ fixed pay
Richard E McKinnon	No fixed term	810,000	100%	15 months’ fixed pay
Ian F Scholes	No fixed term (contract ceased March 12, 2004)	650,000	150%	6 months’ fixed pay, plus 150% of fixed pay (excluding superannuation) and target short-term incentive

(1)                Fixed pay is fixed remuneration inclusive of superannuation and fringe benefits.

(2)                Target short-term incentive is subject to achievement of individual and Group performance goals with the target percentage (of fixed pay shown above) being earned for an on-target performance.  At least half of Mr Stewart’s, Mr Fahour’s and Mr Ullmer’s short-term incentive awards will be delivered in shares, subject to shareholder approval.  Other specified executives may elect for part of any short-term incentive reward to be provided in shares.

(3)                Termination benefits vary depending on the circumstances of termination.  Termination benefits shown are payable where the Company terminates the specified executives’ employment agreement on notice and without cause and makes payment in lieu of notice.  Generally, termination benefits are not payable on resignation, summary termination or unsatisfactory performance.  Performance options and performance rights generally lapse 30 days (or such shorter time as determined at the time of grant) after cessation of employment unless otherwise determined by the Board.  In certain circumstances and depending on the terms of grant, in cases such as contract completion, death, retirement, retrenchment, redundancy or total and permanent disablement, the Board may consider each case on its individual merits and may allow the executive to retain some or all of their performance options and/or performance rights for a period of time no later than the relevant expiry date of the securities.  Vesting and exercise of the securities generally remains subject to the applicable performance hurdle.  Certain shares held in trust are forfeited on termination for serious misconduct involving dishonesty.

(4)                One-off compensation on joining the Company comprising 55,000 performance options and 13,750 performance rights was granted on September 30, 2004.

(5)                 One-off compensation on joining the Company comprising: (a) 160,000 performance options and 40,000 performance rights granted on September 30, 2004; (b) 75,216 shares (with a value on issue of approximately $2,000,000) issued on September 30, 2004 under the National Australia Bank Staff Share Ownership Plan of which 25% will no longer be subject to forfeiture on resignation on each anniversary of his commencement date; (c) 225,649 shares (with a value on issue of approximately $6,000,000) also issued under the National Australia Bank Staff Share Ownership Plan; (d) cash payment of $3,857,000 made in September 2004; and (e) approximately $355,000 associated with the sale of his US residence and the purchase of a principal residence in Australia.  Performance options and performance rights granted will lapse immediately on resignation or in the event of summary termination or serious misconduct.

(6)                On appointment as Acting Executive General Manager, Corporate & Institutional Banking,  fixed pay was not increased but three tranches of shares with varying conditions on their issue were awarded under the National Australia Bank Staff Share Ownership Plan with the first tranche of 1,627 shares issued on July 19, 2004 and the second tranche of 2,440 shares on September 20, 2004.  Prior to appointment, participated in the Corporate & Institutional Banking bonus plan for the first half of the year.  Upon appointment, short-term incentive is based on previous incumbent’s incentive pro-rated to September 30, 2004.  The percentage short-term incentive shown applies to his new role as Executive General Manager, Institutional Markets & Services.

(7)                For the purposes of this table, fixed pay is expressed in British pounds per Ms Peacock’s employment agreement.  On average, A$1 bought GBP0.4055 for the year.

(8)                On appointment as Group General Manager, three tranches of shares with varying restrictions on trading were awareded under the National Australia Bank Staff Share Ownership Plan with the first tranche,of 1,186 shares issued on July 19, 2004.

(9)                Approval of the granting of 900,000 performance options and 210,000 performance rights (in addition to fixed pay) will be sought at the 2004 annual general meeting to be held on January 31, 2005.

(10)         For the purposes of this table, fixed pay is expressed in New Zealand dollars per Mr Thodey’s employment agreement.  On average, A$1 bought NZ$1.13 for the year.

(11)         One-off compensation on joining the Company comprising 100,000 options and 25,000 performance rights granted on September 30, 2004.

(12)          On appointment as Acting Executive General Manager, fixed pay was not increased but three tranches of shares with restrictions on their trading were awarded under the National Australia Bank Staff Share Ownership Plan with the first tranche of 1,830 shares issued on July 19, 2004.  Upon appointment, short-term incentive is based on previous incumbent’s incentive pro-rated to September 30, 2004.  The percentage short-term incentive shown applies to his former role as Chief Credit Officer.

(iii) Details of remuneration

Directors of the Company

The following table shows details of the nature and amount of each element of the emoluments of each director of the Company relating to services provided in the 2004 year.  Total retirement benefits paid during the year relating to benefits accrued in current and prior years are set out in footnote (4) below. No performance options or performance rights have been granted to non-executive directors during or since the end of 2004 as part of remuneration.

2004

	Primary			Post-employment		Equity		Other
Name	Cash salary and fees (1)	Bonus (2)	Non- Monetary benefits	Super- annuation (3)	Retirement benefits (4)	Shares (5)	Performance options and rights	Termination benefits	Other	Total
	$	$	$	$	$	$	$	$	$	$
Current
GJ Kraehe	284,017	—	—	25,562	27,369	67,883	—	—	—	404,831
JM Stewart	1,670,427	1,445,000	28,261	70,301	—	—	2,060,964	—	—	5,274,953
PJB Duncan	154,598	—	—	13,913	11,385	27,971	—	—	—	207,867
RG Elstone	12,224	—	—	—	—	1,246	—	—	—	13,470
DT Gilbert	11,215	—	—	1,009	—	1,246	—	—	—	13,470
PJ Rizzo	13,746	—	—	—	—	1,401	—	—	—	15,147
JS Segal	8,868	—	—	798	—	985	—	—	—	10,651
JG Thorn	143,843	—	—	12,946	—	26,750	—	—	—	183,539
GA Tomlinson	208,313	—	—	18,576	33,074	79,356	—	—	—	339,319
GM Williamson	212,610	—	—	—	—	—	—	—	—	212,610

Former
DCK Allen	110,537	—	—	9,948	83,710	35,567	—	—	—	239,762
FJ Cicutto (6) (7)	677,649	—	7,340	3,952	—	—	229,623	6,618,595	—	7,537,159
JB Clark	84,522	—	—	7,607	11,132	39,453	—	—	—	142,714
KJ Moss	112,309	—	—	10,108	26,836	39,493	—	—	—	188,746
ED Tweddell	138,761	—	—	12,489	18,153	11,176	—	—	—	180,579
CM Walter	92,506	—	—	8,325	116,650	6,775	—	—	—	224,256
Total – 2004	3,936,145	1,445,000	35,601	195,534	328,309	339,302	2,290,587	6,618,595	—	15,189,073
Total – 2003	3,471,022	1,589,021	22,022	221,130	840,082	352,855	1,896,536	—	—	8,392,668

(1)                 Non-executive directors’ remuneration represents fees in connection with their roles, duties and responsibilities as non-executive directors, and includes attendance at meetings of the Board, Board committees and boards of controlled entities.  Includes payments of $109,219 to Mr Tomlinson and $164,410 to Mr Williamson in respect of services performed as non-executive directors of subsidiary boards and committees.  Executive directors’ remuneration is described in footnote (1) to the following table: Specified executives of the Group.

(2)                 Reflects performance-based remuneration accrued but not yet paid in respect of performance for the year to September 30, 2004.  Only executive directors are eligible to receive any performance-based remuneration.

(3)                 Reflects compulsory Company contributions to superannuation and includes contributions of $9,739 to Mr Tomlinson in respect of services performed as a non-executive director of controlled entity boards and committees.

(4)                 Former directors received retirement benefits upon cessation of their directorship with the Company.  No further retirement benefits were accrued by these directors beyond January 1, 2004 in accordance with shareholder approval at the Company’s annual general meeting on December 19, 2003 to freeze contractual entitlements. The following accrued entitlements were paid to former directors: Mr Allen, $1,166,928; Dr Clark, $76,447; Dr Moss, $151,014; Dr Tweddell, $270,620; and Mrs Walter $663,512.  The value of accumulated retirement benefits which will be provided to current directors in the form of shares is: Mr Kraehe, $279,680; Mr Duncan, $104,855; and Mr Tomlinson, $272,608.  From December 31, 2003, neither new nor existing non-executive directors are entitled to additional retirement benefits.

(5)                 Includes shares to the value of $42,388 provided to Mr Tomlinson in respect of services performed as a non-executive director of subsidiary boards and committees.

(6)                 Remuneration relating to performance options and performance rights represents the fair value of options vested during the year.  Performance options and performance rights with a fair value of $1,058,125, which were disclosed as remuneration in 2003, have been forfeited upon resigniation.

(7)                 Mr Cicutto’s termination benefit includes amounts paid in respect of annual leave, long service leave and bank extended leave accrued but not taken, plus eligible termination payment and at risk remuneration paid on termination.

An amount of $1,293,000 was paid to Mr Cicutto in respect of deferred performance-based remuneration incentive earned and disclosed as remuneration in in 2003 which is not included in the remuneration above.  Approval for the provision of this remuneration in the form of shares was provided by shareholders at the Company’s annual general meeting on December 19, 2003.

Specified executives of the Group

The following table shows the nature and amount of each element of the emoluments for all specified executives from the Company and the Group for their period as specified executives during 2004.  Remuneration disclosed in the table below may differ from the remuneration disclosed in the report on the directors and officers for the five most highly remunerated officers, as the report on the directors and officers discloses remuneration for the whole year (or part thereof if the officer joined or left the Group) the individual acted as an officer, which may have been longer than the period they acted as a specified executive.

2004

	Primary			Post-employment		Equity		Other
Name	Cash salary and fees (1)	Bonus (2)	Non- Monetary benefits (3)	Super- annuation	Retirement Benefits	Shares (4)	Performance options and rights (5)	Termination benefits (6)	Other	Total
	$	$	$	$	$	$	$	$	$	$
Current
CA Clyne (8)	80,949	—	—	1,808	—	—	—	—	—	82,757
A Fahour (7) (8)	132,848	—	141	1,023	—	6,017,937	—	—	4,211,881	10,363,830
JE Hooper (8)	244,259	194,093	70,971	42,072	—	159,638	121,297	—	—	832,330
IG MacDonald	807,564	—	6,338	12,015	—	—	1,421,448	—	—	2,247,365
LM Peacock (8)	341,092	173,667	42,471	—	—	—	156,834	—	—	714,064
RE Pinney	688,729	—	287,623	81,282	—	—	1,008,360	—	—	2,065,994
PB Scott	749,668	385,500	10,335	88,578	—	28,157	1,588,146	—	—	2,850,384
GR Slater (8)	286,896	37,014	20,562	32,988	—	89,057	54,924	—	—	521,441
PL Thodey	500,668	244,358	23,226	—	—	—	945,833	—	—	1,714,085
MJ Ullmer (8)	87,686	—	633	1,023	—	—	—	—	—	89,342
GD Willis (8)	219,454	57,267	64,121	6,637	—	150,689	209,893	—	—	708,061

Former
IR Crouch (8)	743,776	—	7,091	12,015	—	—	990,613	979,887	—	2,733,382
MT Laing (8)	590,233	65,000	12,964	10,753	—	—	848,483	1,234,790	—	2,762,223
CD Lewis (8)	284,080	—	3,442	15,741	—	—	332,903	1,001,395	—	1,637,561
PA McKinnon	686,407	73,000	11,170	12,015	—	—	1,303,920	1,302,625	—	3,389,137
RE McKinnon (8)	780,470	—	13,961	32,154	—	—	1,415,029	—	—	2,241,614
IF Scholes (8)	275,221	—	3,442	5,313	—	—	327,149	2,243,193	—	2,854,318
Total – 2004	7,500,000	1,229,899	578,491	355,417	—	6,445,478	10,724,832	6,761,890	4,211,881	37,807,888
Total – 2003	6,305,641	6,192,084	181,829	278,002	—	1,090,508	8,395,756	—	—	22,443,820

(1)                               Reflects total remuneration package consisting of fixed pay in cash, annual leave, annual leave loading and, where applicable, long service and bank extended leave entitlements.  Leave earned but not taken has been recognised as part of cash salary and fees for the first time in 2004 on adoption of AASB 1046A “Director and Executive Disclosures by Disclosing Entities”. Annual leave taken during the year has been applied first against accumulated leave accrued in prior years and then against current year balances.  The following specified executives have carry-forward accumulated annual leave earned in prior years which is a current entitlement:  Mr MacDonald, 16 days; Mr R McKinnon, 77 days; Mr Scott, 53 days.  The value of long service leave earned during the year is disclosed when it is probable the entitlement will vest.  In general, the entitlement represents 13 weeks for every 15 years worked, paid at the fixed pay rate on the date leave is taken.  The following specified executives have carry-forward long service leave earned in prior years: Mr MacDonald, 126 days; Mr R McKinnon, 61 days; Mr Pinney, 52 days; Mr Willis, 142 days.  In addition, Mr MacDonald has 84 days and Mr Willis has 100 days of bank extended leave earned in prior years. Bank extended leave has not been available to new employees since 1998.

(2)                               Reflects performance-based remuneration accrued but not yet paid in respect of performance for the year to September 30, 2004.  Specified executives can elect to be provided the bonus in the form of Company shares or additional superannuation.  Details of full bonuses for the year are included in the table below.

(3)                               Includes motor vehicle benefits and parking.  Expatriate specified executive non-monetary benefits include housing, health insurance and air-fares.  Fringe benefits tax on non-monetary benefits is included within the value of the benefit.

(4)                               Includes the value of: (a) one-off compensation on joining the Company; (b) shares granted on appointment to a role in an acting capacity; or (c) shares received under a share ownership plan.  Where the issue of shares is dependent on satisfaction of conditions, the value is recognised over the period the conditions are met.

(5)                               Performance options and performance rights are issued as part of the Group’s long-term incentive plan as described in the remuneration policy in this note.  Remuneration for former specified executives reflects the portion of benefit earned during their period as a specified executive only.  No terms of vested performance options or performance rights were altered during the reporting period.  Refer below for an explanation of fair value basis used to determine equity remuneration.

(6)                               Termination benefits include all annual leave, long service leave and bank extended leave accrued but not taken before cessation with the Group.  Some accrued leave reflects leave earned but not taken in prior years which has not been previously disclosed as part of cash salary and fees.  No specified executives had post-employment benefits that required approval by members in accordance with the Corporations Act 2001 (Cth).

(7)                               Shares represent 75,216 shares issued on September 30, 2004 under the National Australia Bank Staff Share Ownership Plan of which 25% will vest (ie. will not be subject to forfeiture on resignation) on each anniversary of his commencement date and 225,649 shares also issued under the National Australia Bank Staff Share Ownership Plan.  Other represent one-off compensation in cash of $3,857,000, plus cash payments of $354,881 associated with the sale of US residence and the purchase of a principal residence in Australia.

(8)                               Remuneration relates to part of the year.  Refer to section (a), details of directors of the Company and specified executives of the Group, for details of dates commenced and ceased as specified executives.

In addition to remuneration benefits above, the Company paid a premium for a contract insuring all directors of the Company and specified executives of the Group as officers.  It is not possible to allocate the benefit of this premium between individual directors or specified executives.  In accordance with usual commercial practice, the insurance contract prohibits disclosure of details of the premium paid under the contract.

The following table shows the bonuses paid and payable to all current specified executives of the Group, including executive directors, for the full year.  Bonuses for 2004 differ from the table above for those executives who received bonuses for a full year of service but acted in a position as a specified executive of the Group for part of the year.

		Bonus paid or payable
Name		2004	2003
		$	$
CA Clyne	(joined August 2004. No 2003 or 2004 bonus)	—	—
A Fahour	(joined September 2004. No 2003 or 2004 bonus)	—	—
JE Hooper (1)		356,000	700,000
IG MacDonald		—	906,000
LM Peacock	(joined August 2003. No 2003 bonus)	414,303	—
RE Pinney (1)		—	550,000
PB Scott		385,500	964,000
GR Slater		75,900	109,287
JM Stewart (1)		1,445,000	296,021
PL Thodey		244,358	495,423
MJ Ullmer	(joined September 2004. No 2003 or 2004 bonus)	—	—
GD Willis (1)		105,038	253,106

(1)                               Target bonus for 2004 reflects changed role or acting role during the year.  More details are provided in section (b) (ii), service agreements.

Fair value basis used to determine equity remuneration

The disclosure of the allocation of fair value of peformance options and performance rights in the above tables has been based upon the requirements of AASB 1046A “Director and Executive Disclosures by Disclosing Entities”.  In accordance with these requirements, each year a portion of the fair value of all unvested performance options and performance rights is included in the remuneration of directors of the Company and specified executives of the Group for disclosure purposes.  This portion of the fair value is based on a straight-line allocation of fair value over the vesting period of each unvested performance option or performance right.

Prior to October 1, 2002, the Company disclosed the fair value of performance options granted during the financial year using a numerical pricing model, but did not allocate those values over their expected life for reporting emoluments.  Rather, the full fair value of the grant was disclosed as an emolument in the year of grant.  As a result, included in the amounts disclosed above as an allocation of fair value of performance options and performance rights in relation to 2004, are amounts related to unvested performance options granted in prior years that were disclosed as part of emoluments in the relevant prior years.

Note however, when the Group transitions to Australian equivalents to International Financial Reporting Standards, they will not require all unvested performance options and rights to be recognised in this way, only those granted after November 7, 2002 that are unvested at January 1, 2005.  A difference may therefore arise between disclosure under AASB 1046A and the remuneration expense recognised under the new accounting standards in the Group’s financial performance.

Performance options and rights granted as part of specified executive emoluments have been valued using a numerical pricing model, which takes account of factors including the performance option or performance right exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the performance option or performance right. The probability of the performance hurdle being reached has been taken into consideration in estimating the number of options or performance rights likely to vest.  For further details, refer to note 38.

(c) Equity instrument disclosures relating to directors and specified executives

(i) Terms and conditions of performance option and performance right grants

The performance options and rights currently granted by the Company to executive directors of the Company and specified executives of the Group are over ordinary shares under the Company’s National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and its National Australia Bank Performance Rights Plan (performance rights plan).  The terms and conditions of each performance option and right, including grant date and exercise price under each plan, is detailed in note 38.

(ii) Performance options and performance rights provided as remuneration to directors of the Company and specified executives of the Group

Details of performance options and rights over ordinary shares in the Company provided as remuneration to each director of the Company and each of the specified executives of the Group during the year ended September 30, 2004 are set out below:

	Performance options granted			Performance rights granted
Name	Grant date	Expiry date	Granted during year	Grant date	Expiry date	Granted during year
Director of the Company

JM Stewart	Jun 25, 2004	Jan 15, 2012	150,000	Jun 25, 2004	Jan 15, 2012	37,500

Specified executives of the Group

Current

CA Clyne	Sep 30, 2004	Aug 31, 2009	55,000	Sep 30, 2004	Aug 31, 2009	13,750
A Fahour	Sep 30, 2004	Aug 31, 2009	160,000	Sep 30, 2004	Aug 31, 2009	40,000
JE Hooper	Jan 16, 2004	Jan 15, 2012	25,000	Jan 16, 2004	Jan 15, 2012	6,250
IG MacDonald	Jan 16, 2004	Jan 15, 2012	125,000	Jan 16, 2004	Jan 15, 2012	31,250
LM Peacock	Oct 30, 2003	Mar 20, 2011	50,000	Oct 30, 2003	Mar 20, 2011	12,500
	Jan 16, 2004	Jan 15, 2012	75,000	Jan 16, 2004	Jan 15, 2012	18,750
	Jun 25, 2004	Jan 15, 2012	25,000	Jun 25, 2004	Jan 15, 2012	6,250
RE Pinney	Jan 16, 2004	Jan 15, 2012	75,000	Jan 16, 2004	Jan 15, 2012	18,750
	Jun 25, 2004	Jan 15, 2012	25,000	Jun 25, 2004	Jan 15, 2012	6,250
PB Scott	Jan 16, 2004	Jan 15, 2012	125,000	Jan 16, 2004	Jan 15, 2012	31,250
GR Slater	Jan 16, 2004	Jan 15, 2012	20,000	Jan 16, 2004	Jan 15, 2012	5,000
PL Thodey	Jan 30, 2004	Jan 15, 2012	100,000	Jan 30, 2004	Jan 15, 2012	25,000
MJ Ullmer	Sep 30, 2004	Aug 31, 2009	100,000	Sep 30, 2004	Aug 31, 2009	25,000
GD Willis	Jan 16, 2004	Jan 15, 2012	30,000	Jan 16, 2004	Jan 15, 2012	7,500

Former

IR Crouch	Jan 16, 2004	Jan 15, 2012	125,000	Jan 16, 2004	Jan 15, 2012	31,250
MT Laing	Jan 16, 2004	Jan 15, 2012	100,000	Jan 16, 2004	Jan 15, 2012	25,000
PA McKinnon	Jan 16, 2004	Jan 15, 2012	100,000	Jan 16, 2004	Jan 15, 2012	25,000
RE McKinnon	Jan 16, 2004	Jan 15, 2012	125,000	Jan 16, 2004	Jan 15, 2012	31,250

Fair value and exercise price per performance option and performance right at each grant date are set out below:

	Performance options		Performance rights		Performance options and performance rights
Grant date	Fair value	Exercise price	Fair value	Exercise price (1)	Exercise period
					From	to
	$	$	$	$
October 30, 2003	4.39	30.98	22.59	—	March 21, 2006	March 20, 2011
January 16 and 30, 2004	4.71	30.25	21.86	—	January 16, 2007	January 15, 2012
June 25, 2004	4.42	29.91	22.09	—	January 16, 2007	January 15, 2012
June 25, 2004 (2)	4.33	30.25	22.09	—	January 16, 2007	January 15, 2012
September 30, 2004	4.00	26.59	17.50	—	September 1, 2007	August 31, 2009

(1)                                   The total exercise price payable on the exercise of any performance rights on a particular day is $1.00 irrespective of the number of rights exercised on that day.

(2)                                   Grant made to Mr Stewart was deferred from January 2004.  Each of these performance options has the same exercise price as January 16, 2004 grant.  This grant was approved by shareholders at the annual general meeting held on December 19, 2003.

All shares issued on the exercise of performance options are paid for in full by the individual on exercise based on the relevant exercise price.  Directors of the Company and specified executives of the Group have the ability to take out a loan with the Company to acquire the shares subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  Repayments of such a loan are made from dividends on the shares.  No specified executives have outstanding loan balances associated with the exercise of performance options.  The number of shares received on exercise of performance options are included in equity instrument disclosures below.

(iii) Performance option holdings

The numbers of performance options over ordinary shares in the Company held during the financial year by each director of the Company and each specified executive of the Group, including their personally-related entities, are set out below:

	Performance options
Name	Balance at start of year	Granted during year as remuneration	Exercised during year	Other changes during year (1)	Balance at end of year	Vested during year	Vested and exercisable at end of year (2)
Directors of the Company
JM Stewart	125,000	150,000	—	—	275,000	—	—
FJ Cicutto (former) (3)	1,700,000	—	(500,000)	(1,200,000)	—	—	—

Specified executives of the Group

Current

CA Clyne (4)	—	55,000	—	—	55,000	—	—
A Fahour (4)	—	160,000	—	—	160,000	—	—
JE Hooper	80,000	25,000	—	—	105,000	—
IG MacDonald	725,000	125,000	—	(100,000)	750,000	125,000	125,000
LM Peacock	—	150,000	—	—	150,000	—	—
RE Pinney	800,000	100,000	—	(200,000)	700,000	125,000	325,000
PB Scott	775,000	125,000	—	—	900,000	125,000	242,000
GR Slater	47,500	20,000	—	—	67,500	5,000	5,000
PL Thodey	527,500	100,000	—	(40,000)	587,500	75,000	175,000
MJ Ullmer (4)	—	100,000	—	—	100,000	—	—
GD Willis	217,500	30,000	—	(60,000)	187,500	30,000	30,000

Former

IR Crouch	462,500	125,000	—	—	587,500	—	—
MT Laing (5)	460,000	100,000	(50,000)	(60,000)	450,000	50,000	—
CD Lewis	500,000	—	—	(300,000)	200,000	52,000	52,000
PA McKinnon (6)	550,000	100,000	(125,000)	—	525,000	125,000	—
RE McKinnon (7)	755,000	125,000	(54,600)	(60,000)	765,400	125,000	125,000
IF Scholes	375,000	—	—	—	375,000	—	—

(1)

Other changes reflect performance options issued on March 19, 1999 which lapsed on March 18, 2004 upon failure to meet market performance conditions, with the exception of Mr Lewis, whose lapsed options reflect 200,000 options issued on June 14, 2002 and 100,000 options issued on March 21, 2003 and Mr Cicutto’s as per footnote (3) below.

(2)	No performance options are vested and unexercisable at September 30, 2004.

(3)

500,000 ordinary shares were issued upon exercise of performance options on June 9, 2004. Options were exercised at an exercise price of $21.29 each which was $8.18 below the market price per share on the date exercised. Performance options were exercised from the grant on March 23, 2000 under the executive share option plan. 400,000 options issued on March 19,1999 lapsed on March 18, 2004 upon failure to meet market performance condition. 500,000 options issued on March 21, 2001 and 300,000 issued on March 21, 2003 lapsed on retirement.

(4)

Performance options granted within 60 – 90 days of commencement as specified executive. These options were granted on September 30, 2004 prior to the date on which Mr Fahour and Mr Ullmer were appointed to the Board.

(5)

50,000 ordinary shares were issued upon exercise of options on July 1, 2004. Performance options were exercised at an exercise price of $27.85 each which was $2.29 below the market price per share on the date exercised. Options were exercised from the grant on March 23, 2001 under the executive share option plan.  60,000 options issued on March 19, 1999 lapsed on failure to meet the associated performance hurdle.

(6)

125,000 ordinary shares were issued upon exercise of options on June 3, 2004. Options were exercised at an exercise price of $27.85 each which was $2.45 below the market price per share on the date exercised. Performance options were exercised from the grant on March 23, 2001 under the executive share option plan.

(7)

54,600 ordinary shares were issued upon exercise of options on October 31, 2003. Performance options were exercised at an exercise price of $24.89 each which was $5.70 below the market price per share on the date exercised. Options were exercised from the grant on September 28, 2000 under the executive share option plan.

(iv) Performance rights holdings

The numbers of performance rights over ordinary shares in the Company held during the financial year by each director of the Company and each specified executive of the Group, including their personally-related entities, are set out below:

	Performance rights
Name	Balance at start of year	Granted during year as remuneration	Exercised during year	Other changes during year (1)	Balance at end of year	Vested during year	Vested and exercisable at end of year
Directors of the Company

JM Stewart	31,250	37,500	—	—	68,750	—	—
FJ Cicutto (former)	100,000	—	—	(100,000)	—	—	—

Specified executives of the Group

Current

CA Clyne	—	13,750	—	—	13,750	—	—
A Fahour	—	40,000	—	—	40,000	—	—
JE Hooper	6,250	6,250	—	—	12,500	—	—
IG MacDonald	31,250	31,250	—	—	62,500	—	—
LM Peacock	—	37,500	—	—	37,500	—	—
RE Pinney	18,750	25,000	—	—	43,750	—	—
PB Scott	31,250	31,250	—	—	62,500	—	—
GR Slater	3,125	5,000	—	—	8,125	—	—
PL Thodey	21,875	25,000	—	—	46,875	—	—
MJ Ullmer	—	25,000	—	—	25,000	—	—
GD Willis	8,125	7,500	—	—	15,625	—	—

Former

IR Crouch	28,125	31,250	—	—	59,375	—	—
MT Laing	25,000	25,000	—	—	50,000	—	—
CD Lewis	25,000	—	—	(25,000)	—	—	—
PA McKinnon	25,000	25,000	—	—	50,000	—	—
RE McKinnon	31,250	31,250	—	—	62,500	—	—
IF Scholes	31,250	—	—	—	31,250	—	—

(1)                               Other changes reflect performance rights issued on March 21, 2003 which lapsed on cessation of employment with the Group.

No performance rights held by directors of the Company or specified executives of the Group were vested and unexercisable at September 30, 2004.

(v) Shareholdings

The numbers of shares in the Company held during the financial year by each director of the Company and each specified executive of the Group, including their personally-related entities, are set out below:

Name	Balance at start of year	Granted during year as remuneration (1)	Received during year on exercise of performance options or rights	Other changes during year	Balance at end of year
Ordinary shares

Directors of the Company

Current

GJ Kraehe	15,638	1,301	—	418	17,357
JM Stewart	—	—	—	3,086	3,086
PJB Duncan	4,854	469	—	187	5,510
RG Elstone	—	—	—	2,000	2,000
DT Gilbert	—	—	—	3,772	3,772
PJ Rizzo	—	—	—	2,000	2,000
JS Segal	2,150	—	—	2,000	4,150
JG Thorn	2,000	585	—	—	2,585
GA Tomlinson	19,204	1,487	—	230	20,921
GM Williamson	—	—	—	2,000	2,000

Former

DCK Allen	22,261	—	—	(17,678)	4,583
FJ Cicutto	241,122	—	500,000	—	741,122
JB Clark	4,825	961	—	130	5,916
KJ Moss	4,957	1,014	—	72	6,043
ED Tweddell	4,168	273	—	175	4,616
CM Walter	18,011	—	—	516	18,527

Specified executives of the Group

Current
CA Clyne	—	—	—	1,000	1,000
A Fahour (2)	—	300,865	—	—	300,865
JE Hooper	1,044	4,108	—	—	5,152
IG MacDonald	6,155	41	—	174	6,370
LM Peacock	—	—	—	—	—
RE Pinney	63,949	41	—	1,531	65,521
PB Scott	1,987	930	—	—	2,917
GR Slater	1,519	1,227	—	—	2,746
PL Thodey	88	41	—	—	129
MJ Ullmer	863	—	—	—	863
GD Willis	77,442	1,871	—	(30,000)	49,313

Former
IR Crouch	—	41	—	—	41
MT Laing	67,221	41	50,000	1,735	118,997
CD Lewis	30	41	—	—	71
PA McKinnon	2,253	41	125,000	—	127,294
RE McKinnon	139,308	41	54,600	—	193,949
IF Scholes	40	41	—	5,674	5,755

(1)                               Shares granted as remuneration to non-executive directors under the non-executive director’s share plan (as approved by shareholders) are allotted half yearly.  One allotment of shares has been included above of an aggregate 6,090 shares alloted to non-executive directors on July 15, 2004.  The second allotment for the 2004 year was allotted on November 17, 2004 (2003 allotted on September 26, 2003).  Shares granted as remuneration to specified executives includes 41 shares under the National EVA® Share Plan relating to the 2003 year for each specified executive with the exception of Mr Stewart, Mr Cicutto, Mr Clyne, Mr Fahour, Ms Peacock and Mr Ullmer.  Shares provided under the EVA® Share Plan (per note 38) are held in trust for the earlier of three years or resignation.  All other shares granted as remuneration during the year are held in trust for a period of up to 10 years.

(2)                               Represent shares granted on appointment as Chief Executive Officer, Australia.  Refer to section (b) (ii) service agreements for further details.

Name	Balance at start of year	Granted during year as remuneration	Received during year on exercise of performance options or rights	Other changes during year	Balance at end of year
National Income Securities

Directors of the Company

Current

GJ Kraehe	670	—	—	—	670
PJB Duncan	—	—	—	950	950
DT Gilbert	—	—	—	1,253	1,253
JM Segal	180	—	—	—	180
GA Tomlinson	500	—	—	—	500

Former

FJ Cicutto	10,000	—	—	—	10,000

Specified executives of the Group

Former

IF Scholes	3,015	—	—	—	3,015

52 Remuneration of external auditor

	Group			Company
	2004	2003	2002	2004	2003
	$’000	$’000	$’000	$’000	$’000

Total fees paid or due and payable to the external auditor (1) (2)
Audit fees	10,133	8,208	7,105	3,868	2,923
Audit-related fees
Regulatory	1,449	1,892	1,474	422	445
Non-regulatory	500	3,161	4,022	391	1,482
Total audit-related fees	1,949	5,053	5,496	813	1,927
Tax fees	337	2,782	3,077	337	1,669
All other fees	747	1,341	4,541	378	699
Total remuneration of the external auditor	13,166	17,384	20,219	5,396	7,218

(1)       Comparatives for the previous corresponding years have been reclassified to reflect the current basis of presentation.

(2)       Fees exclude GST, VAT or equivalent taxes.

Audit fees consist of fees for the audit of the annual consolidated financial statements of the Group, the audit of the annual financial statements of the Company and each of its controlled entities that are required to prepare financial statements, the review of the Group’s half-year financial statements, the audit of the Group’s annual report on Form 20-F and the provision of comfort letters to underwriters in connection with securities offerings.

Audit-related fees have been divided into two sub-categories.  Audit-related fees (regulatory) consist of fees for services required by statute or regulation that are reasonably related to the performance of the audit or review of the Group’s financial statements and which are traditionally performed by the external auditor.  This sub-category includes engagements where the external auditor is required by statute or regulation to attest to the accuracy of the Group’s stated capital adequacy or other financial information or to attest to the existence or operation of specified financial controls.

Audit-related fees (non-regulatory) consist of fees for assurance and related services that are not required by statute or regulation but are reasonably related to the performance of the audit or review of the Group’s financial statements and which are traditionally performed by the external auditor.  This sub-category includes employee benefit plan audits, procedures in relation to financial disclosures by the Group such as its annual and half-year results announcements and its corporate social responsibility report, and consultations and advice concerning financial accounting and reporting standards.

Tax fees consist of fees for tax advisory and tax compliance services, including advice in connection with the sale of US subsidiaries and services in relation to the tax transfer pricing framework for a Group project.

All other fees consist of all other fees for services (including those required by statute or regulation), including cash review reporting, regulatory or compliance audits/attestations for and general advice to Wealth Management entities, internet banking security testing, Corporate Recovery services and social analyst services.

The external auditor also provides audit and non-audit services to non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated Group superannuation or pension funds.  The fees paid or due and payable to the external auditor for these services during the year to September 30, 2004 total approximately $2,731,000.

A description of the Audit Committee’s pre-approval policies and procedures is set out on page 75.  Further details of the non-audit services provided by the external auditor to the Group in 2004 and the fees paid or due and payable to the external auditor for those services are set out in the report on the directors and officers.

By virtue of ASIC Class Order 98/2000 dated September 30, 1998 (and amended on February 8, 2000) the external auditor of the Company and its controlled entities, KPMG, has been exempted from compliance with certain requirements of sections 324(1) and 324(2) of the Corporations Act 2001 (Cth).  The Class Order exemption applies to allow members of KPMG and bodies corporate in which a member of KPMG is a substantial shareholder (other than those members and bodies corporate in which a member of KPMG is a substantial shareholder engaged on the audit of the Company and/or controlled entities) to be indebted to the Company and its controlled entities provided that certain conditions are met, including the following:

•                  such indebtedness does not exceed $5,000; or

•                  section 324(3) of the Corporations Act 2001 (Cth) applies to the relevant indebtedness; or

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

The Class Order was utilised in relation to two members of KPMG during the year to September 30, 2004.  One member was not a ‘covered person in the firm’ (as defined in US SEC Regulation S-X).  The other member was a ‘covered person in the firm’, but the relevant indebtedness was a mortgage loan collateralised by the member’s primary residence which was obtained prior to the member becoming a ‘covered person in the firm’.

53  Fiduciary activities

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

	Group
	2004	2003
	$m	$m
Funds under management	19,241	15,953
Funds under trusteeship	5,224	4,973
Funds under custody and investment administration	443,020	311,163

Arrangements are in place to ensure that these activities are managed independently from all other activities of the Group.

54  Life insurance business disclosures

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited (NAFiM), MLC Limited (MLC) and MLC Lifetime Company Limited (MLC Lifetime) in Australia, National Australia Life Company Limited in Great Britain (until December 31, 2003) and Northern Ireland, BNZ Life Insurance Limited in New Zealand, MLC (Hong Kong) Limited in Hong Kong, PT MLC Life Indonesia in Indonesia and Advance MLC Assurance Co. Limited in Thailand.  This note is intended to provide detailed disclosures in relation to the life insurance business conducted through these controlled entities.  The financial information contained in this note does not represent the entire Wealth Management business segment and therefore is not intended to reconcile to note 3.

Appropriately qualified actuaries have been appointed in respect of each life insurance business within the Group and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this annual financial report, including compliance with the regulations of the Life Insurance Act 1995 (Cth) where appropriate.  Further details are set out in the various insurance statutory returns of these life insurers.

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

The summarised information provided below has been extracted from the financial statements prepared by each Australian life insurer in the Group for the purpose of fulfilling reporting requirements prescribed by local acts and prevailing prudential rules for 2004 and 2003.  For detailed solvency information on a statutory funds basis, users of this annual financial report should refer to the financial statements prepared by each life insurer.

	NAFiM		MLC		MLC Lifetime
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Solvency reserve as at September 30, 2004	25	29	127	125	449	481
Assets available for solvency as at September 30, 2004	73	76	571	243	758	731
Coverage of solvency reserve (times)	2.9	2.6	4.5	1.9	1.7	1.5

Non-Australian life insurers

The non-Australian life insurers in the Group are not governed by the Life Insurance Act 1995 (Cth) as they are foreign-domiciled life insurance companies.  Each of these companies is required to meet similar tests of capital adequacy and solvency based on the regulations of relevant local authorities.

(b)  Actuarial methods and assumptions – Australian life insurers

(i)  Policy liabilities

The policy liabilities have been calculated on the Margin on Services (MoS) method as set out in Actuarial Standard AS 1.03 “Valuation of Policy Liabilities” issued by the Life Insurance Actuarial Standards Board (refer to note 1(x)).

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

	NAFiM				MLC and MLC Lifetime
Discount rates	2004		2003		2004		2003
Traditional business
Ordinary	4.5	% (2)	5.0	%(2)	5.3	% (2)	5.0	% (2)
Superannuation	n/a		n/a		6.5	% (2)	6.1	% (2)
Term life insurance	4.5	% (1)	4.4	% (1)	4.5	% (1)	4.4	% (1)
Disability business	5.7	% (1)	5.4	% (1)	5.7	% (1)	5.4	% (1)
Annuity business	6.1	% (1)	6.5	% (1)	6.1	% (1)	5.9	% (1)

(1)       Before tax.

(2)       After tax.

(iv) Future expenses and indexation

Future maintenance expenses have been assumed to increase by a 2.5% (2003: 2.0%) per annum rate of inflation for NAFiM, MLC and MLC Lifetime.  Future investment management fees have been assumed to remain at current rates.  Benefits and/or premiums on certain policies are automatically indexed by the consumer price index.  The policy liabilities assume a future take-up of these indexation options based on the relevant company’s recent experience.

(v) Rates of taxation

Rates of taxation in relation to the Australian life insurance business are outlined in note 1(nn).

(vi) Mortality and morbidity

Future mortality and morbidity assumptions are based on actuarial tables published by the Institute of Actuaries of Australia, with adjustments to claim incidence and termination rates based on recent experience as follows:

	NAFiM	MLC and MLC Lifetime
Traditional business	Male: 160% of IA 95-97 (1)	Male: 85% of IA 95-97 (1)
	Female: 160% of IA 95-97 (1)	Female: 85% of IA 95-97 (1)
Term life insurance	Male: 65% of IA 95-97 (1)	Male: 90% of IA 95-97 (1)
	Female: 65% of IA 95-97 (1)	Female: 80% of IA 95-97 (1)
Disability income
Income protection benefits	Male: Rates similar to 120% of incidence and 120% of claim costs of IAD 89-93 (2)	Male: Rates similar to 120% of incidence and 120% of claim costs of IAD 89-93 (2)
	Female: Rates similar to 120% of incidence and 120% of claim costs of IAD 89-93 (2)	Female: Rates similar to 80% of incidence and 120% of claim costs of IAD 89-93 (2)

Loan cover	Rates similar to 180% for non-smokers and 225% for smokers of incidence and 112% of claim cost of IAD 89-93 (2)	Rates similar to 180% for non-smokers and 225% for smokers of incidence and 112% of claim cost of IAD 89-93 (2)

Lump sum benefits	Various

Annuity business	Male: 61.75% + 0.95% for each year > 75 to max 95% of IM92 (3)	Male: 61.75% + 0.95% for each year > 75 to max 95% of IM92 (3)
	Female: 47.5% + 1.5% for each year > 75 to max 100% of IF92 (3)	Female: 47.5% + 1.5% for each year > 75 to max 100% of IF92 (3)

Accident plan	Australian population rates (adjusted)	n/a

(1)       IA 95-97 is a mortality table developed by the Institute of Actuaries of Australia based on Australian insured lives experience from 1995 to 1997.

(2)       IAD 89-93 is a disability table developed by the Institute of Actuaries of Australia based on Australian insured lives disability income business experience from 1989 to 1993.

(3)       IM 92 and IF 92 are mortality tables developed by the Institute of Actuaries and the Faculty of Actuaries based on UK annuitant lives experience from 1979 to 1982.  The tables refer to male and female lives respectively and incorporate factors which allow for mortality improvements since the date of the investigation (there is no standard Australian annuitant mortality table).

(vii) Discontinuances

Assumed future annual rates of discontinuance for the major classes of business are as follows:

	NAFiM		MLC and MLC Lifetime
Product type	2004	2003	2004	2003
Traditional business – ordinary	4.0%	4.0%	7.0%	7.0%
Traditional business – superannuation	n/a	n/a	7.0%	5.0%
Term life insurance	11.0%	11.0%	10.0%	11.0%
Accident business	6.0%	6.0%	n/a	n/a
Superannuation business	n/a	n/a	14.0%	13.0%
Allocated pension	n/a	n/a	16.0%	5.0%
Disability income	14.0%	14.0%	12.0%	12.0%

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

(ix) Crediting policy and bonus philosophy

For participating business, the Group’s policy is to set bonus rates such that over long periods, the returns to policyholders are commensurate with the investment returns achieved on relevant assets backing the policies, together with other sources of profit arising from this business.  Pre-tax profits are split between  policyholders and shareholders with the valuation allowing for shareholders to share in the pre-tax profits at the maximum rate of 20% (15% for certain policies issued before 1980).  In applying the policyholders’ share of profits to provide bonuses, consideration is given to equity between generations of policyholders and equity between various classes and sizes of policies in force.  Assumed future bonus rates included in policy liabilities were set such that the present value of policy liabilities equates to the present value of assets supporting the business together with assumed future investment returns, allowing for the shareholders’ right to participate in future pre-tax profits.

Assumed future annual bonus rates for the major classes of business are:

	Ordinary business		Superannuation business
	2004	2003	2004	2003
Bonus rate on sum assured	1.5%	1.2%	2.3%	2.0%
Bonus rate on existing bonuses	1.5%	1.2%	2.3%	2.0%

(c) Disclosure of assumptions – non-Australian life insurers

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

Bonuses – Discretionary amounts added to the benefits currently payable under participating business.  Under the Life Insurance Act 1995 (Cth), bonuses are a distribution to policyholders of current profits and retained profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).  The total amount of policyholders’ retained profits distributed in the reporting period as interim and terminal bonus distributions is included in claims expense.  Bonuses proposed during a year are included in the change in policy liabilities.

Classes of business – Under the Life Insurance Act 1995 (Cth), there may be two classes of business in each statutory fund: superannuation business and ordinary business.  Superannuation business is maintained for the purpose of a superannuation or retirement scheme.  Ordinary business is all other business.Discontinuances – The voluntary termination of policies through surrender, lapse (surrender value is insufficient to support the debt on the policy) or forfeiture (non-payment of premiums when the policy has no surrender value).

Experience profits/(losses) – The profits/(losses) that occur when the actual experience of business is better (or worse) than that expected according to the assumptions used in the calculation of policy liabilities or when one-off events occur which were not allowed for in the assumptions.

Investment account policies – Policies where the benefits are calculated by reference to an account balance.  Interest is added to the account balance each year as a distribution of profits under the Life Insurance Act 1995 (Cth).

Investment management expenses – The costs of managing the investment portfolio including principal investment advice, investment management and custodian expenses.

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

Non-participating business – Policies where the policy benefits are fully specified in the policy document.  Profits/(losses) on this business accrue solely to the shareholders.

Participating business – Policies where the policy benefits include, in addition to benefits guaranteed by the policy document, an entitlement to share (with the shareholders) in the profits of the life company.  These profits are usually distributed by providing additional benefits under the policies eg. by the addition of bonuses or interest credits.  The participating policyholders’ share of the profits is protected by the Life Insurance Act 1995 (Cth).  The participating business includes whole of life, endowment insurance, pure endowment policies and investment account policies.

Planned profit – The amount of profit that is expected to be generated from the profit margins for a particular reporting period.

Policy acquisition costs or new business selling costs – These include advisory fees, the cost of processing the application, advertising and promotion of products and services, and the cost of developing and establishing new products and related activities.

Profit margin – The expected profit under the policy is the profit margin.  It depends upon the premiums charged and the policy benefits provided, the policy experience to date (including the policy acquisition costs incurred) and the assumptions used in the calculation of policy liabilities.  Under the requirements of AS 1.03, profit margins are often defined in terms of the value of another income or expense item (profit carrier).  For participating business, profit margins include those for both policyholders and shareholders.  For non-participating business, all profit margins belong to shareholders.

Projection method – The calculation of policy liability is performed by making estimates about future expected cash flows (investment income, premiums, expenses, redemptions and benefit payments). The expected cash flows are then discounted to obtain a present value.

Traditional business – Policies such as whole of life insurance, endowment insurance and pure endowment policies.  The sum insured and any bonuses are payable on death or on reaching a certain age (endowment insurances and pure endowments).  Premiums are normally paid throughout the policy term. Traditional business, which is normally participating business, is included within non-investment-linked business.

Whole of life and endowment – Policies where the sum insured and bonuses are payable on death or on reaching a certain age.  Bonuses are added each year as distribution of profits under the Life Insurance Act 1995 (Cth).

(e) Summarised financial statement information

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

The summarised financial statements of the Group’s life insurance businesses for 2004 are set out below:

Summarised statement of financial performance

For the year ended September 30, 2004

	Australian statutory funds
	Investment- linked business	Non- investment- linked business	International life insurance funds (1)	Total life insurance funds
	$m	$m	$m	$m

Premium and related revenue
Total premiums received or receivable (2)	6,313	815	274	7,402
Deduct: Policyholder investment contributions	(6,257)	—	—	(6,257)
Fee revenue in premiums	56	815	274	1,145
Add/(deduct): Outward reinsurance income/(expense)	3	(126)	(17)	(140)
Total premium and related revenue	59	689	257	1,005
Investment revenue
Equity securities	3,620	190	21	3,831
Debt securities	697	153	28	878
Property	134	(1)	—	133
Total investment revenue	4,451	342	49	4,842
Total life insurance revenue	4,510	1,031	306	5,847
Claims expense
Total claims paid or payable (3)	(5,834)	(742)	(66)	(6,642)
Add: Policyholder investment withdrawals	5,833	—	—	5,833
Total claims expense	(1)	(742)	(66)	(809)
Add: Reinsurance claim recoveries	—	100	7	107
Net claims expense	(1)	(642)	(59)	(702)
Change in policy liabilities	(3,467)	202	(103)	(3,368)
Policy acquisition expense
Commission	(99)	(99)	(41)	(239)
Other	(27)	(60)	(27)	(114)
Policy maintenance expense
Commission	(88)	(50)	(19)	(157)
Other	(134)	(66)	(13)	(213)
Investment management fees	(34)	(4)	(4)	(42)
Interest (expense)/income	(2)	(16)	1	(17)
Total life insurance expenses	(3,852)	(735)	(265)	(4,852)
Profit from ordinary activities before income tax expense	658	296	41	995
Income tax (expense)/benefit relating to ordinary activities	(176)	(127)	2	(301)
Net profit	482	169	43	694
Net profit attributable to outside equity interest	(354)	—	(11)	(365)
Net profit attributable to parent entity	128	169	32	329

Summarised MoS shareholder profit analysis

For the year ended September 30, 2004

Planned profit margins	122	116	18	256
Experience variation and other items	(39)	36	4	1
Operating margins	83	152	22	257
Investment earnings on contributed equity and retained profits	45	17	14	76
Other	—	—	(4)	(4)
Net profit attributable to parent entity	128	169	32	329

Summarised statement of financial position

As at September 30, 2004

Assets
Investment assets (1)	36,619	3,734	660	41,013
Other assets	587	260	57	904
Total assets	37,206	3,994	717	41,917
Liabilities
Policy liabilities (1)	32,624	2,942	428	35,994
Unvested policyholder benefits	—	140	—	140
Other liabilities	215	251	52	518
Total liabilities	32,839	3,333	480	36,652
Net assets	4,367	661	237	5,265

Equity
Contributed equity	—	(5)	199	194
Retained profits	578	666	38	1,282
Outside equity interest	3,789	—	—	3,789
Total equity	4,367	661	237	5,265

(1)  International life insurance funds refers to the financial performance and position of foreign-domiciled life insurance entities These non-Australian life insurers do not have statutory funds concepts that are directly comparable to those under the Life Insurance Act 1995 (Cth).

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

The summarised financial statements of the Group’s life insurance businesses for 2003 are set out below:

Summarised statement of financial performance

For the year ended September 30, 2003

	Australian statutory funds
	Investment- linked business	Non- investment- linked business	International life insurance funds (1)	Total life insurance funds
	$m	$m	$m	$m

Premium and related revenue
Total premiums received or receivable (2)	5,505	731	311	6,547
Deduct: Policyholder investment contributions	(5,445)	—	—	(5,445)
Fee revenue in premiums	60	731	311	1,102
Add/(deduct): Outward reinsurance income/(expense)	1	(130)	(24)	(153)
Total premium and related revenue	61	601	287	949
Investment revenue
Equity securities	2,055	148	47	2,250
Debt securities	342	138	21	501
Property	—	8	—	8
Total investment revenue	2,397	294	68	2,759
Total life insurance revenue	2,458	895	355	3,708

Claims expense
Total claims paid or payable (3)	(4,853)	(886)	(209)	(5,948)
Add: Policyholder investment withdrawals	4,853	—	—	4,853
Total claims expense	—	(886)	(209)	(1,095)
Add: Reinsurance claim recoveries	—	121	16	137
Net claims expense	—	(765)	(193)	(958)
Change in policy liabilities	(1,845)	310	17	(1,518)
Policy acquisition expense
Commission	(95)	(97)	(57)	(249)
Other	(26)	(60)	(21)	(107)
Policy maintenance expense
Commission	(79)	(41)	(20)	(140)
Other	(127)	(63)	(27)	(217)
Investment management fees	(64)	(7)	(4)	(75)
Interest (expense)/income	(3)	(18)	1	(20)
Total life insurance expenses	(2,239)	(741)	(304)	(3,284)
Profit from ordinary activities before income tax expense	219	154	51	424
Income tax (expense)/benefit relating to ordinary activities	(108)	(21)	3	(126)
Net profit	111	133	54	298
Net (profit)/loss attributable to outside equity interest	28	—	(12)	16
Net profit attributable to parent entity	139	133	42	314

Summarised MoS shareholder profit analysis

For the year ended September 30, 2003

Planned profit margins	127	95	18	240
Experience variation and other items	(14)	16	4	6
Reversal of new business losses	—	4	6	10
Operating margins	113	115	28	256
Investment earnings on contributed equity and retained profits	26	18	14	58
Net profit attributable to parent entity	139	133	42	314

Summarised statement of financial position

As at September 30, 2003

Assets
Investment assets (1)	31,161	3,908	777	35,846
Other assets	692	444	76	1,212
Total assets	31,853	4,352	853	37,058
Liabilities
Policy liabilities (1)	28,737	3,109	463	32,309
Unvested policyholder benefits	—	148	—	148
Other liabilities	130	553	96	779
Total liabilities	28,867	3,810	559	33,236
Net assets	2,986	542	294	3,822

Equity
Contributed equity	—	—	197	197
Retained profits	441	542	97	1,080
Outside equity interest	2,545	—	—	2,545
Total equity	2,986	542	294	3,822

(1)       International life insurance funds refers to the financial performance and position of foreign-domiciled life insurance entities. These non-Australian life insurers do not have statutory funds concepts that are directly comparable to those under the Life Insurance Act 1995 (Cth).

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

55 Supplementary statement of financial position

Given the significant restrictions imposed by life insurance legislation, regulations and the regulators thereunder, the directors consider it essential that users of this annual financial report are able to easily separate the assets and liabilities of the life insurance statutory funds from all other assets and liabilities of the Group.  However, current Australian accounting requirements do not allow for these statutory funds’ assets and liabilities to be separated and disclosed separately on the statement of financial position.  In addition, the requirements also prohibit any adjustment to comparative balances or the inclusion of an adjusted comparative column, which if allowed would facilitate comparability between periods.

To ensure that the assets and liabilities of the statutory funds are identifiable and comparable between years, a supplementary statement of financial position for the Group has been included for each year below, as at September 30:

	Note	Group excluding statutory funds	2004 Life insurance statutory funds	Total Group	Group excluding statutory funds	2003 Life insurance statutory funds	Total Group
		$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	9	7,393	687	8,080	7,660	745	8,405
Due from other financial institutions	10	23,494	—	23,494	29,234	—	29,234
Due from customers on acceptances	11	16,344	—	16,344	19,562	—	19,562
Trading securities	12	24,248	—	24,248	23,724	—	23,724
Trading derivatives		17,939	—	17,939	23,644	—	23,644
Available for sale securities	13	4,610	—	4,610	6,513	—	6,513
Investment securities	14	11,513	—	11,513	8,647	—	8,647
Investments relating to life insurance business (1)	15	—	41,013	41,013	—	35,846	35,846
Loans and advances	16	247,836	—	247,836	225,735	—	225,735
Shares in controlled entities, joint venture entities and other securities	19	158	—	158	1,445	—	1,445
Regulatory deposits	20	177	—	177	225	—	225
Property, plant and equipment	21	2,254	3	2,257	2,486	12	2,498
Income tax assets	22	1,367	—	1,367	1,123	80	1,203
Goodwill	23	632	—	632	740	—	740
Other assets	24	11,427	214	11,641	9,675	375	10,050
Total assets		369,392	41,917	411,309	360,413	37,058	397,471
Liabilities
Due to other financial institutions	25	42,044	—	42,044	52,530	—	52,530
Liability on acceptances	11	16,344	—	16,344	19,562	—	19,562
Trading derivatives		16,150	—	16,150	21,479	—	21,479
Deposits and other borrowings	26	220,752	—	220,752	201,194	—	201,194
Life insurance policy liabilities (1)	27	—	36,134	36,134	—	32,457	32,457
Income tax liabilities	28	1,178	—	1,178	1,529	8	1,537
Provisions	29	1,070	59	1,129	1,221	41	1,262
Bonds, notes and subordinated debt	30	32,573	—	32,573	24,257	—	24,257
Other debt issues	31	1,612	—	1,612	1,675	68	1,743
Other liabilities	32	13,168	459	13,627	13,577	662	14,239
Total liabilities		344,891	36,652	381,543	337,024	33,236	370,260
Net assets		24,501	5,265	29,766	23,389	3,822	27,211

Equity
Contributed equity	33	9,997	194	10,191	9,531	197	9,728
Reserves	34	1,194	—	1,194	893	—	893
Retained profits	35	13,233	1,282	14,515	12,706	1,080	13,786
Total parent entity interest		24,424	1,476	25,900	23,130	1,277	24,407
Outside equity interest – Life insurance business	36	77	3,789	3,866	69	2,545	2,614
Outside equity interest – Other	36	—	—	—	190	—	190
Total equity	37	24,501	5,265	29,766	23,389	3,822	27,211

(1)       Included within statutory funds are assets and liabilities that relate to foreign-domiciled life insurance entities held by the Group’s life insurance business shareholders’ funds. These non-Australian life insurers do not have statutory funds concepts that are directly comparable to those under the Life Insurance Act 1995 (Cth).

56 Reconciliation with US GAAP and other US GAAP disclosures

In this note, National Australia Bank Limited is referred to as the Company and the Group consists of the Company and all entities over which it has control (refer to note 43).  A glossary of other key terms is contained at page 255.

The Company files its annual financial report (Form 20-F) with the US SEC.

The financial report of the Group is prepared in accordance with Australian GAAP (refer to note 1), which differ in some respects from US GAAP.

The following are reconciliations of the Group’s financial statements for the last three years to September 30 for any significant adjustments to Australian GAAP which would be reported in applying US GAAP:

Statement of income

For the year ended September 30

	Footnote	2004	Group 2003	2002
		$m	$m	$m
Net profit reported using Australian GAAP		3,177	3,955	3,373
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	167	137	224
Amortisation of goodwill	a(i)	—	—	(166)
Amortisation of present value of future profits (PVFP) asset	a(ii)	(159)	(137)	(157)
Difference in life insurance policy liabilities, deferred acquisition cost asset and shadow policy liabilities	a(iii)	(108)	(373)	317
Difference in investments relating to life insurance business asset values and unrealised (profits)/ losses on available for sale securities	a(iv)	(73)	(128)	77
Difference in deferred tax liabilities	a(v)	8	48	21
Difference in minority interest share of profit	a(vi)	83	16	26
Reclassification of foreign currency translation adjustments	a(vii)	(192)	168	60
Movement in net present value of subordinated debt	a(viii)	3	—	(11)
Other adjustments
Difference in depreciation charge for buildings and profit/(loss) on sale of land and buildings	b	5	1	20
Amortisation of goodwill	c	103	98	—
Pension expense	d	(57)	(23)	30
Difference in recognition of profit on sale and leaseback transactions	e	9	14	18
Employee share compensation	f	(72)	(50)	(18)
Employee option compensation	g	(2)	(58)	(44)
Difference in lease revenue recognition	h	25	(7)	(17)
Movements in fair value of derivative financial instruments (1)	i, j	(272)	(392)	292
Difference in profit on sale of foreign controlled entity	j	—	—	(280)
Difference in general provision for doubtful debts	k	156	—	—
Other		—	—	(18)
Net income according to US GAAP before tax impact of adjustments		2,801	3,269	3,747
Total tax impact of adjustments		(54)	258	(292)
Net income according to US GAAP		2,747	3,527	3,455

(1)  The 2002 comparative includes associated impact on provision for mortgage servicing rights. Refer to footnote (j).

Comprehensive income

For the year ended September 30

Net income according to US GAAP		2,747	3,527	3,455
Other comprehensive income
Foreign currency translation reserve (Tax: 2004: $(179)m, 2003: $640m, 2002: $223m)		417	(1,493)	(520)
Shadow policy liabilities (Tax: 2004: $nil, 2003: $nil, 2002: $nil)	a(iii)	(53)	45	(25)
Unrealised profits/(losses) on available for sale securities (Tax: 2004: $(17)m, 2003: $(69)m, 2002: $20m)	a(iv), l	49	161	(47)
Foreign currency translation reserve relating to life insurance entities (Tax: 2004: $(8)m, 2003: $4m, 2002: $6m)	a(vii)	184	(164)	(55)
Asset revaluation reserve (Tax: 2004: $(30)m, 2003: $(4)m, 2002: $4m)	b	70	9	(9)
Movements in fair value of derivative financial instruments associated with mortgage servicing rights (Tax: 2004: $nil, 2003: $(9)m, 2002: $(6)m)	j	—	20	15
		667	(1,422)	(641)
Total comprehensive income according to US GAAP		3,414	2,105	2,814

Earnings per share according to US GAAP (cents)	r
Basic		168.9	220.6	211.0
Diluted		168.9	213.1	205.6

Statement of financial position

As at September 30

Equity
Issued and fully paid capital
Contributed equity reported using Australian GAAP		10,191	9,728	9,931
Employee share compensation	f	166	94	44
Employee option compensation	g	595	593	535
Issued and fully paid capital according to US GAAP		10,952	10,415	10,510
Reserves
Reserves reported using Australian GAAP		1,194	893	2,105
Asset revaluation reserve	b	(86)	(16)	(7)
Foreign currency translation reserve		(166)	251	(1,242)
Reserves according to US GAAP	m	942	1,128	856

Retained profits
Retained profits less outside equity interest reported using Australian GAAP		14,515	13,786	11,148
Adjustment to opening retained profits – employee option compensation	g	—	—	(491)
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	(4,965)	(4,972)	(5,081)
Recognition and amortisation of goodwill	a(i)	2,964	2,964	2,935
Recognition and amortisation of PVFP asset	a(ii)	1,336	1,452	1,589
Difference in life insurance policy liabilities, deferred acquisition cost asset and shadow policy liabilities	a(iii)	(808)	(714)	(478)
Difference in investments relating to life insurance business asset values and unrealised (profits)/ losses on available for sale securities	a(iv)	(82)	(27)	70
Difference in deferred tax liabilities	a(v)	307	299	251
Difference in minority interest share of profit	a(vi)	(32)	(115)	(131)
Reclassification of foreign currency translation adjustments	a(vii)	(4)	180	16
Movement in net present value of subordinated debt	a(viii)	—	(2)	(2)
Other adjustments
Elimination of revaluation surplus of land and buildings	b	(177)	(107)	(98)
Adjustment of provision for depreciation on buildings revalued	b	96	91	89
Amortisation of goodwill	c	201	98	—
Pension expense	d	40	80	96
Unamortised profit on sale and leaseback transactions	e	(42)	(48)	(59)
Employee share compensation	f	(166)	(94)	(44)
Employee option compensation	g	(595)	(593)	(44)
Difference in lease revenue recognition	h	(85)	(110)	(103)
Movements in fair value of derivative financial instruments (1)	i	420	635	909
Difference in profit on sale of foreign controlled entity	j	(280)	(280)	(280)
Difference in general provision for doubtful debts	k	109	—	—
Provision for final cash dividend	n	—	—	1,151
Other		(117)	(251)	(273)
Retained profits according to US GAAP		12,635	12,272	11,170
Outside equity interest
Outside equity interest reported using Australian GAAP		3,866	2,804	67
Reclassification of minority interest	a(vi)	(3,866)	(2,804)	(67)
Outside equity interest according to US GAAP		—	—	—
Accumulated other comprehensive income
Accumulated other comprehensive income reported using US GAAP at beginning of year		47	1,469	2,006
Foreign currency translation reserve		417	(1,493)	(520)
Shadow policy liabilities	a(iii)	(53)	45	(25)
Unrealised profits/(losses) on available for sale securities	a(iv), l	49	161	57
Foreign currency translation reserve relating to life insurance entities	a(vii)	184	(164)	(55)
Asset revaluation reserve	b	70	9	(9)
Movements in fair value of derivative financial instruments associated with mortgage servicing rights	j	—	20	15
Realised profits on available for sale securities included in net income	l	(425)	—	—
Accumulated other comprehensive income according to US GAAP		289	47	1,469
Total equity according to US GAAP		24,818	23,862	24,005

Assets
Total assets reported using Australian GAAP		411,309	397,471	377,387
Life insurance accounting adjustments
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(4,805)	(4,972)	(5,081)
Recognition and accumulated amortisation of goodwill	a(i)	2,964	2,964	2,935
Recognition and accumulated amortisation of PVFP asset	a(ii)	1,845	1,452	1,589
Restatement and reclassification of deferred acquisition costs	a(iii)	544	372	322
Difference in investments relating to life insurance asset values	a(iv)	15	19	36
Other adjustments
Revaluation surplus of land and buildings	b	(177)	(107)	(98)
Provision for depreciation on buildings revalued	b	96	91	89
Amortisation of goodwill	c	201	98	—
Pension fund adjustment	d	249	80	96
Difference in lease revenue recognition	h	(93)	(125)	(118)
Fair value adjustments to derivative financial instruments (1)	i, j	100	1,168	2,833
Difference in profit on sale of foreign controlled entity	j	—	(280)	(280)
Difference in general provision for doubtful debts	k	156	—	—
Unrealised profit on shares in entities and other securities	l	—	424	343
Assets of special purpose entities consolidated	o	5,391	281	38
Early pool-buyout reinstatement	p	—	—	230
Other		(19)	(19)	(41)
Deferred tax assets arising from adjustments	q	274	—	—
Total assets according to US GAAP		418,050	398,917	380,280
Liabilities
Total liabilities reported using Australian GAAP		381,543	370,260	354,136
Life insurance adjustments
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	a(iii)	1,564	1,094	853
Difference in deferred tax liabilities	a(v), q	—	(299)	(251)
Increase in and reclassification of minority interest	a(vi)	3,898	2,920	198
Difference in subordinated debt valuation	a(viii)	—	2	2
Other adjustments
Unamortised profit on sale and leaseback transactions	e	60	48	59
Deferred tax liability associated with difference in lease revenue recognition	h, q	—	(15)	(15)
Fair value adjustments to derivative financial instruments (1)	i	218	767	2,070
Deferred tax liability associated with fair value adjustments to derivative financial instruments	i, q	—	(3)	106
Elimination of dividends provided for but not formally declared prior to balance date	n	—	—	(1,151)
Liabilities of special purpose entities consolidated	o	5,391	281	38
Proceeds received in advance – early pool-buyout	p	—	—	230
Deferred tax liabilities arising from adjustments	q	558	—	—
Total liabilities according to US GAAP		393,232	375,055	356,275
Net assets according to US GAAP		24,818	23,862	24,005

(1)    The 2002 comparative includes associated impact on provision for mortgage servicing rights.  Refer to footnote (j).

The following is a summary of the significant adjustments made to the Group’s net profit, equity and net assets to reconcile from Australian GAAP to US GAAP:

(a)  Life insurance adjustments

(i)  Excess of market value over net assets

For Australian GAAP, the excess of the market value of the interest of life insurance entities in their controlled entities over the net assets is required to be recognised as an asset in the balance sheet with any subsequent movements reflected in the profit and loss account.  For US GAAP, this treatment is not permitted.  Goodwill resulting from acquisitions of life insurance companies is recognised on the balance sheet.  Goodwill is no longer amortised under US GAAP but is tested annually for impairment.  (Refer to (c) below.)  In addition, under Australian GAAP, deferred tax is provided on the movement in the excess of net market value over net assets of life insurance controlled entities.  For US GAAP, the associated deferred tax liability on the movement in the excess of net market value is not recognised.

(ii)  PVFP asset

Under Australian GAAP, the excess of the market value over the net assets is recorded as a separate asset as described in note (a)(i) above.  For US GAAP, a PVFP asset is recognised on acquisition of life insurance companies.  The PVFP represents the actuarially-determined present value of estimated future US GAAP profits in respect of the in force business at acquisition.  The PVFP is amortised over the life of the acquired in force business.

(iii)  Life insurance policy liabilities, deferred acquisition costs and shadow policy liabilities

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

One of the key differences between MoS and US GAAP is the treatment of deferred acquisition costs.  For Australian GAAP, deferred acquisition costs are held within policy liabilities and are not separately disclosed as an asset.  Further, the fixed and variable costs of acquiring new business are included in deferred acquisition costs.  For US GAAP, deferred acquisition costs are shown as a separate asset and only costs that vary directly with the acquisition of new business may be deferred.  In general, the amounts deferred under Australian GAAP will be higher than those under US GAAP.  Deferred acquisition costs in existence at the date the Group acquired the MLC group have been eliminated in accordance with US GAAP purchase accounting rules.

Other differences relate to the parameters used to drive the rate of acquisition cost amortisation.  The shadow policy liabilities adjustment is required because the MoS method operates to produce liabilities that are consistent with asset values based on market value whereas US GAAP methods are consistent with historical cost accounting concepts.

(iv)  Investments relating to life insurance business

For Australian GAAP, all assets are carried at net market value in the balance sheet with any movements in the value reflected in the profit and loss account. For US GAAP, this treatment is not permitted and the accounting treatment for investments, where different, is set out below:

•     investments are carried at market value without including an allowance for estimated realisation costs;

•               investments in leases are recorded using the provisions within SFAS 13 “Accounting for Leases” in order to recognise income over the term of the lease in proportion to the outstanding investment balance; and

•               investments classified as available for sale using the provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” are recorded in the balance sheet at fair value with unrealised profits and losses recorded as a separate component of shareholders’ equity, being other comprehensive income.

(v)  Deferred tax liabilities

Under Australian GAAP, life insurance tax liabilities are required to be stated at their net present value and are therefore discounted.  US GAAP does not permit the discounting of deferred tax liabilities.

(vi)  Minority interest

Under Australian GAAP, outside equity interest is shown as a component of total equity.  Under US GAAP, minority interest is shown as a liability in the balance sheet.  Any differences between the Australian GAAP and US GAAP profit or loss for controlled entities with a minority interest, will result in an adjustment to the US GAAP minority interest share of profit or loss.

(vii)  Foreign currency translation reserve

Under Australian GAAP, in respect of life insurance entities, foreign exchange gains and losses on the translation of foreign controlled entities are a component of the excess of net market value over net assets of life insurance controlled entities.  Under US GAAP, where the functional currency is not the same as the ultimate parent’s reporting currency, foreign exchange gains and losses are reported within a foreign currency translation reserve, which is a separate component of shareholders’ equity, being other comprehensive income.

(viii)  Subordinated debt

Under Australian GAAP, liabilities of life insurance entities are required to be stated at their net present value with movements taken to the profit and loss account. US GAAP requires that the subordinated debt be held at principal.

(b)  Land and buildings

The Group revalues land and buildings annually (refer note 1(s)).  Any revaluation increments and decrements are included in the Group’s reserves which form part of total equity.  Revalued buildings are depreciated over their estimated useful lives to the entity (land is not depreciated).  Under US GAAP, revaluation of land and buildings is not permitted.  Accordingly, depreciation charges on revalued buildings and profit or loss on sale of revalued buildings are adjusted back to a historical cost basis for US GAAP purposes.

(c)  Amortisation of goodwill

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

Under US GAAP, prior to October 1, 2002, goodwill was amortised over its economic life.  From October, 1 2002, the Group has adopted SFAS 142 “Goodwill and Other Intangible Assets” for US GAAP reconciliation purposes.  SFAS 142 requires goodwill currently held on the balance sheet to be separately identified and reviewed annually for impairment.  In addition, goodwill balances are no longer amortised under SFAS 142.  The Group did not identify any impairment of goodwill on initial adoption of SFAS 142.

The following table outlines the effect of non-amortisation of goodwill on US GAAP income and earnings per share for 2002 to illustrate on a pro forma basis what the results would have been had SFAS 142 applied then:

2002
$m
Net income according to US GAAP – as reported	3,455
Add back: Goodwill amortisation	267
Net income according to US GAAP – pro forma	3,722
Basic earnings per share – as reported (cents)	211.0
Basic earnings per share – pro forma (cents)	228.2
Diluted earnings per share – as reported (cents)	205.6
Diluted earnings per share – pro forma (cents)	221.7

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

(f)  Employee share compensation

Under Australian GAAP, an expense is recorded where cash is paid to the compensation plan trustee to purchase the Company’s shares on-market.  Where the Company issues shares as compensation, no expense is recorded in the profit and loss account.  Share issues are shown as a movement in contributed equity under Australian GAAP and no expense is recognised.  Under US GAAP, in accordance with SFAS 123 “Accounting for Stock-Based Compensation”, these share offers would be considered part of employee compensation and charged to the profit and loss account based on the fair value of the shares issued at their date of issue.

(g)  Employee option compensation

Under Australian GAAP, an expense is not recognised for performance options or performance rights granted to employees.

In accordance with US Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25), the Company adopts the intrinsic value APB 25 method for valuing performance options issued under the executive share option plan and performance rights issued under the performance rights plan for US GAAP reconciliation purposes.  Under the intrinsic value method, an expense is recognised where the quoted market price of the Company’s shares at the measurement date is different to the amount, if any, that the employee is required to pay.  As both plans are variable plans under APB 25, the measurement date is the date the number of performance options or performance rights that an employee is entitled to receive is known, which in most instances is the date the respective plan’s performance hurdle is met for that performance option or performance right grant.

For each grant of performance options and performance rights, an expense is accrued over the service period based on the Company’s share price at year end assuming all performance conditions will be met for all performance options and performance rights granted.  Once the first measurement date occurs, an adjustment is made to the total expense accrual to reflect both the proportionate number of options and performance rights that have vested and the closing share price at that date.  If at a later date, performance conditions are further met and it is known that more or less options or performance rights may vest under the proportionate terms of the plans, a subsequent adjustment is made to the total expense accrual on the basis that a second measurement date has occurred.

Prior to October 1, 2002, the Group’s interpretation of APB 25 was that options granted by the Company were fixed awards.  This interpretation was based on the view that the number of options that would vest was known at grant date.  The Group revised its interpretation of APB 25 as at October 1, 2002 such that options and performance rights granted by the Company under the respective plans are considered to be variable awards.  As a result of the revised interpretation of APB 25, the 2002 comparative was restated in the statement of income reconciliation of net profit reported using Australian GAAP to net income according to US GAAP to reflect employee option compensation of $44 million in 2002 (2001: $72 million).  In addition, retained profits according to US GAAP in 2001 were adjusted by $419 million for the accumulated effect of employee option compensation relating to years prior to 2001.

SFAS 123 “Accounting for Stock-Based Compensation” pro forma disclosures:

SFAS 123 allows an alternative valuation method, known as the fair value method, for measurement of employee option compensation.  SFAS 123 requires  SFAS 123, disclosure of the fair value of options where the Company adopts the intrinsic value method under APB 25.  The fair value of performance options and performance SFAS 148 rights issued during the year and the comparative years are disclosed in note 38.

If the fair value basis of accounting had been applied to account for employee option compensation, the following net income and earnings per share would have been disclosed:

	2004	2003	2002
	$m	$m	$m

Net income according to US GAAP – as reported	2,747	3,527	3,455

Add back: Employee option compensation determined under APB 25, net of any tax effect	2	58	44
Less: Total share-based employee compensation determined under SFAS 123, net of any tax effect	(62)	(62)	(51)
Net income according to US GAAP – pro forma	2,687	3,523	3,448
Basic earnings per share – as reported (cents)	168.9	220.6	211.0
Basic earnings per share – pro forma (cents)	165.0	220.4	210.5
Diluted earnings per share – as reported (cents)	168.9	213.1	205.6
Diluted earnings per share – pro forma (cents)	165.1	212.9	205.2

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

The Group adopts SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” for US GAAP reconciliation purposes only.  SFAS 133, as amended, standardises the accounting for derivative instruments and hedging activities and requires that all derivative instruments be recognised as assets and liabilities at fair value.  If certain conditions are met, hedge accounting may be applied and the derivative instruments may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment (fair value hedge); (b) a hedge of the exposure to variability of cash flows of a recognised asset, liability or forecast transaction (cash flow hedge); or (c) a hedge of certain foreign currency exposures.  In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognised in current earnings along with the change in value of the designated hedge item.  In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognised in other comprehensive income, until such time that earnings are affected by the cash flows of the underlying hedged item.  In either a fair value hedge or a cash flow hedge, net earnings are impacted to the extent the changes in the value of the derivative instruments do not perfectly offset the changes in the value of the hedge items (so called ineffectiveness).  Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria are accounted for at fair value with gains and losses recorded to current earnings.  The reconciliation adjustment is primarily due to the difference in treatment between Australian GAAP and US GAAP for inter-company derivatives.  Inter-company derivatives are used extensively in the Group’s risk management activities and are accounted for at fair value with gains and losses recorded in current earnings for US GAAP.  For external hedges that meet the hedge accounting criteria under SFAS 133, the derivatives and the hedged item are accounted for as detailed above.  The impact of the accounting for risk management activities pursuant to SFAS 133 is expected to create a level of ongoing volatility in reported financial results reconciled to US GAAP.

The Group did not enter into any SFAS 133 cash flow hedges during 2004 or 2003.  SFAS 133 cash flow hedges of the Group entered into in prior reporting periods related to HomeSide US, which was sold on October 1, 2002.

(j)  Mortgage servicing rights

On October 1, 2002, the Group sold all mortgage servicing rights and associated risk management derivative contracts.  Prior to this date, in addition to the derivative financial instruments impacted as outlined at (i) above, the application of SFAS 133 affected the US GAAP accounting treatment for HomeSide US’s mortgage servicing rights in 2002 under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  Under Australian GAAP, the carrying value of rights includes deferred hedge gains and losses as certain risk management derivative contracts qualify for Australian GAAP hedge accounting.   Under US GAAP, in 2002 the risk management derivative contracts related to mortgage servicing rights did not qualify for fair value hedge accounting under SFAS 133 and on this basis, a fair value adjustment to the underlying mortgage servicing rights asset arising from the hedged risk was not permitted.  As a result of the impact of SFAS 133, the carrying value of the mortgage servicing rights asset exceeded its fair value at September 30, 2002 and an additional provision for impairment of this asset of $2,625 million was required under SFAS 140 for US GAAP reconciliation purposes.

As mortgage servicing rights risk management derivative contracts are eligible for hedge accounting under Australian GAAP, hedge gains or losses were deferred against the mortgage servicing rights asset.  The mortgage servicing rights risk management derivative contracts did not qualify for fair value hedge accounting under SFAS 133 and consequently as at September 30, 2002 a gain of $3,055 million was required to reflect these derivative instruments at fair value under US GAAP.

The net effect of the combined SFAS 133 adjustment on mortgage servicing rights risk management derivative contracts together with the related SFAS 140 adjustment to the mortgage servicing rights provision for 2002 was a $430 million pre-tax gain to earnings.

As a result of the differences between Australian and US GAAP in relation to SFAS 133 and SFAS 140, as described above, the carrying value of the Group’s investment in SR Investment, Inc. was $280 million higher under US GAAP at September 30, 2002.  The profit on sale of SR Investment, Inc. was therefore $280 million lower under US GAAP.

(k)  General provision for doubtful debts

Under Australian GAAP, the Group’s general provision for doubtful debts is calculated using a statistically-based provisioning methodology.  Under this methodology, the level of losses inherent, but not specifically identified, in the existing credit portfolio, is estimated based on historical loss experience of the component exposures.

Commencing in 2004, for US GAAP reconciliation purposes, the net effect of discounting probabilities of default and the impact of applying the full term to maturity of facilities are reversed from the Group’s statistically-based provisioning calculation in arriving at the estimate of the general provision for doubtful debts.

(l)  Available for sale securities

Under Australian GAAP, shares in entities and other securities are carried at original cost less any provision for diminution in value.  In addition, under Australian GAAP, available for sale debt securities are carried at the lower of aggregate cost or market value with unrealised losses in respect of market value adjustments recognised in the profit and loss account.

Under US GAAP, these securities are deemed to be available for sale securities which are carried at market value with unrealised profits/(losses) in respect of market value adjustments recognised as a separate component of shareholders’ equity, being other comprehensive income.  These securities have been restated to market value with unrealised profits/(losses) recognised in other comprehensive income.

(m)  General reserve

The general reserve includes statutory funds’ retained profits from the Group’s life insurance business.  It represents a retention of profits that are not immediately available for general use in the business.  Refer note 34 for further information.

(n)  Provisions

The term provisions is used in Australian GAAP to designate accrued expenses with no definitive payment date.  Provisions disclosed in note 29 comply in all material respects with US GAAP with the exception of the provision for final cash dividend prior to October 1, 2002.  Under US GAAP and Australian GAAP from October 1, 2002, dividends are recorded as liabilities only if declared prior to balance date.  Under Australian GAAP prior to October 1, 2002, a provision for final cash dividend was recognised when it was declared shortly after balance date.

(o)  Special purpose entities

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

Under US GAAP, FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46, as revised) has been applied.  This interpretation applies to SPEs that are identified as variable interest entities (VIEs). VIEs have one or both of the following characteristics:

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

For the year ended September 30, 2003, the provisions of FIN 46 were applied to VIEs where the Group obtained an interest in or created an entity after January 31, 2003.  For the year ended September 30, 2004, of the Group has now applied the provisions of FIN 46, as revised, to all VIEs in which it has an interest.

The effect of US GAAP is that in some cases sponsors of, or transferors to, a SPE may be required to consolidate that SPE even if they do not in substance control that SPE.

As a result of the application of FIN 46, as revised, National RMBS Trust Series, Titan Securitisation Limited (and controlled entities), Quasar Securitisation Limited 1 and 2 (and controlled entities), Script Series 1 and 2 and the Medfin Trust Series have been assessed to be VIEs and have been consolidated for the purpose of US GAAP.  The total assets of the SPEs totalled $5,391 million as at September 30, 2004.  There is no material impact on US GAAP net income as a result of the consolidation of the SPEs.

The principal activities of the SPEs involve purchasing investment securities and raising debt securities.  The Group’s variable interest absorbs the majority of expected losses or receives the majority of expected returns if they occur, resulting in the Group being identified as the primary beneficiary of the SPEs.  The Group receives fees for services provided to the SPEs on an arm’s length basis (refer to the ‘financial review’ section in this annual financial report for additional information). The creditors of the SPEs generally do not have recourse to the general credit of the Group.

For the purposes of Australian GAAP, the Group does not have the capacity to control these SPEs and therefore, they are not consolidated.

(p)  Early pool-buyout

Under Australian GAAP, assets are derecognised when the reporting entity no longer controls the future economic benefits related to those assets.

Under US GAAP, SFAS 140 sets out strict asset derecognition rules.  Prior to its sale, the Group held loans eligible for repurchase in relation to HomeSide US. Following the sale of HomeSide US on October 1, 2002, the Group no longer holds such loans.  When certain eligibility requirements were met, HomeSide US had the unilateral right to repurchase these loans from the securitisation investor pools.  As a result, these loans were subject to the removal-of-accounts provisions of SFAS 140 and were recognised on the balance sheet.  A corresponding liability was also required to be recognised.

(q)  Deferred tax

The tax effects of significant balance sheet adjustments have been disclosed separately as either deferred tax assets or deferred tax liabilities in 2004.  In the 2003 and 2002 comparative years, significant balance sheet adjustments are disclosed net of tax.  In accordance with APB 9 “Reporting and Results of Operations” and APB 20 “Accounting Changes”, it is not appropriate to restate these comparatives as the effect of the change is not considered material to those comparatives. The relevant deferred tax adjustment amounts on a gross basis were: deferred tax assets 2003: $304 million, 2002: $318 million; and deferred tax liabilities 2003: $599 million, 2002: $750 million.

In accordance with the disclosure requirements of SFAS 109 “Accounting for Income Taxes”, set out below are details regarding deferred tax assets, for the last three years, as at September 30:

	2004	2003	2002
	$m	$m	$m
Deferred tax assets reported using Australian GAAP	1,301	1,203	1,292
Add: Additional deferred tax assets
Carry forward of Australian and US capital losses	1,786	1,893	1,110
Carry forward of Australian operating losses	49	55	—
Deductible temporary differences	11	19	—
Deferred tax assets according to US GAAP	3,147	3,170	2,402
Less: Valuation allowance	(1,846)	(1,967)	(1,110)
Net deferred tax assets according to US GAAP	1,301	1,203	1,292

A valuation allowance is required to reduce deferred tax assets if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised.  The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realised.  Based on the available evidence, the Group considers the realisation of the additional deferred tax assets reported above has a likelihood of less than 50% as at September 30, 2004.

Capital losses incurred by the Group under US federal tax law can be carried forward for a maximum of five years.  Operating and capital losses incurred by the Group under Australian tax law can be carried forward indefinitely.

(r)  US GAAP earnings per share

			Group
	2004		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings ($m)
Net income according to US GAAP	2,747	2,747	3,527	3,527	3,455	3,455
Distributions on other equity instruments	(187)	(187)	(183)	(183)	(187)	(187)
Adjustment for notional interest on uncalled capital on partly paid shares and exercisable options and interest expense saving on exchangeable capital units	—	112	—	138	—	133
Adjusted earnings	2,560	2,672	3,344	3,482	3,268	3,401
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,515,270	1,515,270	1,515,871	1,515,871	1,549,136	1,549,136
Potential dilutive ordinary shares
Options and performance rights	—	711	—	51,974	—	38,674
Partly paid ordinary shares	—	603	—	811	—	1,063
Exchangeable capital units	—	65,454	—	65,460	—	65,460
Total weighted average ordinary shares	1,515,270	1,582,038	1,515,871	1,634,116	1,549,136	1,654,333
Earnings per share (cents)	168.9	168.9	220.6	213.1	211.0	205.6

Reconciliation of balance sheet categories

The following reconciliations are of significant adjustments to Australian GAAP balance sheet categories disclosed on the statement of financial position and which would be reported in accordance with US GAAP:

			Group
	Footnote	2004	2003	2002
		$m	$m	$m
Assets
Shares in joint venture entities and other securities reported using Australian GAAP		158	1,445	1,199
Available for sale debt securities reported using Australian GAAP		4,610	6,513	6,192
Unrealised profits on available for sale securities	l	—	424	343
Available for sale securities according to US GAAP		4,768	8,382	7,734
Property, plant and equipment reported using Australian GAAP		2,257	2,498	2,640
Revaluation surplus of land and buildings	b	(177)	(107)	(98)
Provision for depreciation on buildings revalued	b	96	91	89
Property, plant and equipment according to US GAAP		2,176	2,482	2,631
Goodwill reported using Australian GAAP		632	740	775
Recognition and accumulated amortisation of goodwill for life insurance business	a(i)	2,964	2,964	2,935
Amortisation of goodwill	c	201	98	—
Other		(19)	(19)	(19)
Goodwill according to US GAAP		3,778	3,783	3,691
Other assets reported using Australian GAAP		11,641	10,050	14,151
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(4,805)	(4,972)	(5,081)
Recognition and accumulated amortisation of PVFP asset	a(ii)	1,845	1,452	1,589
Restatement and reclassification of deferred acquisition costs	a(iii)	544	372	322
Pension fund adjustment	d	249	80	96
Fair value adjustment to derivative financial instruments (1)	i	100	1,168	2,833
Other assets according to US GAAP		9,574	8,150	13,910

Liabilities
Life insurance policy liabilities reported using Australian GAAP		36,134	32,457	30,425
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	a(iii)	1,564	1,094	853
Life insurance policy liabilities according to US GAAP		37,698	33,551	31,278
Other liabilities reported using Australian GAAP		13,627	14,239	13,618
Increase in minority interest	a(vi)	32	116	131
Reclassification of minority interest as a liability	a(vi)	3,866	2,804	67
Difference in subordinated debt valuation	a(viii)	—	2	2
Unamortised profit on sale and leaseback transactions	e	60	48	59
Fair value adjustment to derivative financial instruments (1)	i	218	767	2,070
Other liabilities according to US GAAP		17,803	17,976	15,947

(1)       The 2002 comparative includes associated impact on provision for mortgage servicing rights.  Refer to footnote (j).

Pension and other post-retirement benefit plans

The Company and its controlled entities provide substantially all employees with superannuation or pension benefits through the operation of a number of defined benefit and accumulation benefit plans. All defined benefit pension plans have been closed to new members.  Details of the individual plans including the measurement dates used to determine pension benefits are described in note 47.

Set out below are the disclosure requirements of SFAS 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits” for the Group’s significant defined benefit pension plans, for the last three years, as at June 30 (amounts shown here have been translated into Australian dollars at the rate at September 30):

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Benefit obligation at beginning of year	5,622	4,512	4,781
Service cost	206	153	157
Interest cost	303	266	279
Plan participants’ contributions	1	1	1
Administrative expenses	(15)	(12)	(6)
Actuarial (loss)/gain	(16)	736	236
Benefits paid	(176)	(165)	(210)
Benefit obligation at end of year	5,925	5,491	5,238

The accumulated benefit obligation for the defined benefit plans was $4,083 million (2003: $3,782 million, 2002: $4,601 million).

The benefits expected to be paid by the defined benefit plans in the next five years have been estimated based on the same assumptions used to measure the Group’s benefit  obligation at the end of the year:

	2005	2006	2007	2008	2009	Aggregate 2010-2015
	$m	$m	$m	$m	$m	$m
Benefits expected to be paid	185	183	183	186	192	1,105

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2005 is $175 million.

	2004	2003	2002
	$m	$m	$m
Change in plan assets
Fair value of plan assets at beginning of year	4,310	4,614	6,173
Actual return on plan assets - gain/(loss)	617	(330)	(714)
Employer contributions	190	100	90
Plan participants’ contributions	(16)	1	—
Administrative expenses	1	(12)	(6)
Benefits paid	(176)	(165)	(210)
Fair value of plan assets at end of year	4,926	4,208	5,333
Funded status	(999)	(1,283)	96
Unrecognised net actuarial loss	1,771	2,119	850
Unrecognised prior service cost	—	2	26
Income taxes	(17)	53	53
Prepaid pension cost	755	891	1,025

Composition of plan assets

Set out below is the Group’s defined benefit pension plan asset allocation shown as a percentage of fair value of plan assets, for the last three years, as at September 30:

	2004	2003	2002
	%	%	%
Equity securities	80	78	80
Debt securities	17	20	17
Real estate	2	1	1
Other	1	1	2
Total	100	100	100

The investment policy and strategy for defined benefit plan assets are based on an expectation that equity securities will outperform debt securities over the long term.  The composition of plan assets is broadly maintained at a ratio of approximateley 4:1 allocation between equity and debt securities.  By managing the composition of plan assets, the Group aims to minimise investment risk.  The Group plans to make contributions in accordance with actuarial recommendations to reduce plan deficits over time.

	2004	2003	2002
	%	%	%
Weighted average assumptions
Discount rate (per annum)	5.9	5.5	6.1
Expected return on plan assets (per annum)	8.0	8.0	7.6
Rate of compensation increase (per annum)	4.4	4.0	3.8

The Group’s expected rate of return on defined benefit plan assets is determined by the plan assets’ historical long-term investment performance, the current asset allocation and estimates of future long-term returns by asset class.

	2004	2003	2002
	$m	$m	$m
Components of net periodic pension cost/(income)
Service cost	201	163	156
Interest cost	296	282	268
Expected return on plan assets	(335)	(374)	(448)
Amortisation of transitional liability	18	20	21
Recognised net actuarial loss	109	31	(13)
Net periodic pension cost/(income)	289	122	(16)

The Group also sponsors accumulation benefit plans covering Australian, New Zealand and European employees (refer to note 47).  The Group’s contributions are based on salaries and amounted to $93 million in 2004 (2003: $125 million, 2002: $80 million).

57 Events subsequent to balance date

Buy-back of National Income Securities

At the Company’s annual general meeting to be held on January 31, 2005, the Company will seek shareholder approval to buy back the total of 20,000,000 unpaid preference shares of the Company issued in connection with the issue of 20,000,000 National Income Securities of the Company.  The financial effect of the buy-back has not been recognised in the financial statements for the year ended September 30, 2004.  National Income Securities comprise a note and a preference share.  Subject to shareholder approval and the consent of the Australian Prudential Regulation Authority, the buy-back of the preference shares will be for nil consideration, but will be conducted simultaneously and in conjunction with the redemption of each note for $100 plus any unpaid accrued interest.  If the buy-back occurs, contributed equity of the Group will be reduced by $1,945 million, with the excess of the acquisition and incidental costs of the buy-back directly reducing retained profits of the Group at the date of the buy-back.

Sale of Northern Bank Limited and National Irish Bank Limited

On December 14, 2004, the Group entered into an agreement to sell Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S for approximately $2.5 billion (GBP 967 million) in cash.  The transaction will involve the sale of shares in National Europe Holdings (Ireland) Limited (the immediate parent entity of Northern Bank Limited and National Irish Bank Limited).  The profit on sale is estimated at approximately $1.1 billion after all disposal costs, including income tax, and is subject to final adjustments.  The sale is expected to be completed during the first quarter of the 2005 calendar year.  The financial effects of the sale will be recognised during the 2005 financial year.

The carrying amounts of the major classes of assets and liabilities included as part of the sale, as at September 30, 2004, were as follows:

2004
$m
Assets
Cash and liquid assets	1,104
Due from other financial institutions	1,154
Loans and advances	13,082

Liabilities
Due to other financial institutions	1,774
Deposits and other borrowings	12,184

Refer to page 41 for information on the financial performance of Northern Bank Limited and National Irish Bank Limited.

The transaction is subject to the approval of certain regulatory authorities, including the Financial Services Authority in the UK, the Irish Financial Services Regulatory Authority in Ireland, the Financial Supervision Commission on the Isle of Man and the European Commission.

Warranties consistent with this type of transaction have been given and indemnities are provided for certain risks (including in respect of any liabilities arising in connection with the High Court investigation).  The maximum potential loss arising from the contingent liability arising in respect of these warranties and indemnities given to Danske Bank A/S will depend upon the type of warranty or indemnity claimed by Danske Bank A/S, as the maximum liability under some of the warranties and indemnities is subject to various caps and restrictions.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to Danske Bank A/S.  It is not envisaged that any material unrecorded loss is likely to arise from the contingent liability.

Employees of Northern Bank Limited and National Irish Bank Limited, including the Irish management team, will transfer with the sale of the businesses.

The Company and National Australia Group Europe Limited have also entered into an agreement with National Europe Holdings (Ireland) Limited and Danske Bank A/S in respect of the provision of transitional services.  The Group will provide these transitional services to Danske Bank A/S in respect of the Northern Bank Limited and National Irish Bank Limited operations to assist in the transition of ownership of those businesses.  These transitional services will be provided at cost and are expected to be in place for up to 18 months.

On December 20, 2004, approximately $67 million (GBP 26.5 million) was stolen from Northern Bank Limited in Belfast, Northern Ireland.  This incident is not expected to have any material impact on the sale of Northern Bank Limited and National Irish Bank Limited.

Report of Independent Registered Public Accounting Firm

Independent auditor’s report to the members of National Australia Bank Limited

Scope

We have audited the financial report of National Australia Bank Limited (the Company) for the financial year ended September 30, 2004 consisting of the statements of financial performance, statements of financial position, statements of cash flows and accompanying notes (1 to 57).  The financial report includes the consolidated financial statements of the Group, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year.  The Company’s directors are responsible for the financial report.  We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with the Auditing Standards of Australia and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial report is free of material misstatement.  Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates.  These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company’s and the Group’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of National Australia Bank Limited is in accordance with:

(a)                        the Corporations Act 2001 (Cth), including:

(i)                           giving a true and fair view of the Company’s and the Group’s financial position as at September 30, 2004 and 2003, of the Company’s performance for the financial years ended September 30, 2004 and 2003, and of the Group’s performance for the financial years ended September 30, 2004, 2003 and 2002; and

(ii)                        complying with Accounting Standards in Australia and the Corporations Regulations 2001 (Cth); and

(b)                       other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America.  An explanation of the major differences between the two sets of principles is presented in note 56 to the financial statements.  The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended September 30, 2004 and the determination of consolidated financial position as at September 30, 2004, 2003 and 2002 to the extent summarised in note 56 to the financial statements.

/s/ KPMG	/s/ BPJ Greig
KPMG	BPJ Greig
Partner

Melbourne, Australia
December 2, 2004 except for Note 57 which is dated January 21, 2005

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

Shareholdings of individual directors of the Company are set out in the report on the directors and officers.  Aggregate shareholdings of directors of the Company and senior executive officers of the Group, listed below, as at December 31, 2004 are as follows:

Title of class of shares	Identity of person or group	No. of shares held	% of class of shares
Ordinary shares, fully paid	Directors and senior executive officers (25 persons)	691,338	0.04
Ordinary shares, partly paid to 25 cents	Senior executive officers (2 persons)	6,220	0.00
Total number of ordinary shares held (1)		697,558	0.04

(1)          357,856 fully paid ordinary shares and all of the partly paid ordinary shares held by the executive directors and senior executive officers are held under employee share plans of the Company.

Directors

The directors of the Company at September 30, 2004 were:

Position	Name	Age	Positions held since	Directorship held since
Chairman	Graham J Kraehe	62	2004	1997
Managing Director	John M Stewart	55	2004	2003
Other directors	Peter JB Duncan	63		2001
	Robert G Elstone	51		2004
	Danny T Gilbert	53		2004
	Paul J Rizzo	59		2004
	Jillian S Segal	48		2004
	John G Thorn	56		2003
	Geoffrey A Tomlinson	57		2000
	G Malcolm Williamson	65		2004

Subsequent to September 30, 2004, the following appointments were made: Mr Ahmed Fahour and Mr Michael J Ullmer were appointed as executive directors on October 7, 2004.  Mr Michael Chaney was appointed as a non-executive director on December 6, 2004 and will be appointed Chairman in September 2005.

Senior executives

The senior executives of the Group as at December 2, 2004 were:

Chief Executive Officer

John M Stewart

BA, ACII, FCIB

Age 55

Managing Director and Chief Executive Officer of National Australia Bank Limited - position held since calendar 2004 and Executive Director of National Australia Bank Limited, since calendar 2003.

Joined the Group in calendar 2003 as Managing Director and Chief Executive Officer, National Australia Group Europe Limited.  Prior to joining the Group, he held senior positions with Woolwich plc including Group Chief Executive and Deputy Group Chief Executive of Barclays PLC following its acquisition of Woolwich plc.

Executive General Managers

Cameron A Clyne

BA

Age 36

Executive General Manager, Customer Solutions - position held since calendar 2004.

Joined the Group in calendar 2004. Prior to joining the Group, he was a partner of IBM Business Consulting Services and of PricewaterhouseCoopers.  The majority of his consulting experience has been in the financial services industry.

Ahmed Fahour

BEc (Hons), MBA

Age 38

Chief Executive Officer, Australia - position held since calendar 2004.

Joined the Group in calendar 2004.  Prior to joining the Group, he held the position of Chief Executive Officer of Citigroup, Australia and New Zealand, from 2004, having held senior management positions in Citigroup from 2000.  From 1987 to 1997 he was employed by Boston Consulting Group.

Michael J Hamar

BA, MBA

Age 58

Group Chief Risk Officer - position held since calendar 2004.

Joined the Group in calendar 2004.  Prior to joining the Group, he held senior financial positions with the Commonwealth Bank of Australia, JP Morgan Chase & Company and Continental Illinois National Bank, Chicago.

John E Hooper

BSc Econ (Hons), MA

Age 43

Executive General Manager, Institutional Markets & Services - position held since calendar 2004.

Joined the Group in calendar 1996.  Prior to his current position, he held the positions of Executive General Manager, Corporate & Institutional Banking (Acting) and General Manager, Specialised Finance, and held senior positions in corporate finance with National Australia Group Europe Limited.  Prior to joining the Group, he held senior positions with Kleinwort Benson Limited in the United Kingdom and North America and Henry Ansbacher and Company Limited in the United Kingdom.

Elizabeth C Hunter

BBus, MBA, ACIPD(UK)

Age 40

Executive General Manager, People & Culture - position held since calendar 2004.

Joined the Group in calendar 1995.  Prior to her current position, she held the positions of General Manager, People & Culture, Finance Services Europe, General Manager Strategy, People & Culture, Head of People & Culture, Global Wholesale Financial Services, and Human Resources Manager of various business units in Australia.  Prior to joining the Group, she held various human resources positions in the health industry.

Gordon J Lefevre

BCompt (Hons), BCom

Age 44

Deputy Group Chief Financial Officer - position held since calendar 2004.

Joined the Group in calendar 1994.  Prior to his current position, he held the positions of General Manager, Personal Banking, Australia, General Manager, Finance, Financial Services Australia, Chief Financial Officer, HomeSide Lending, General Manager Finance, Europe and Advisor, Investments & Advisory.  Prior to joining the Group, he held senior positions with KPMG and First National Bank of South Africa.

Ian G MacDonald

Age 50

Chief Information Officer - position held since calendar 2004.

Joined the Group in calendar 1971.  Prior to his current position, he held the positions of Executive General Manager, Financial Services Australia, Executive General Manager, National Shared Services, Global General Manager, Operational Services, and Chief Operating Officer, Yorkshire Bank, and other senior positions both in Australia and overseas.

Lynne M Peacock

BA (Hons)

Age 50

Chief Executive Officer, Europe - position held since calendar 2004.

Joined the Group in calendar 2003 as an executive director of National Australia Group Europe Limited in September 2003 and was appointed Executive General Manager, People & Culture of the Group in April 2004. Prior to joining the Group, Ms Peacock was Chief Executive of Woolwich plc, part of the Barclays Group. She held several senior positions at Woolwich plc including Group Operations Director, General Manager Retail Operations, General Manager Customer Services and Head of Marketing.

Ross E Pinney

BCom, MBA, FCA

Age 56

Executive General Manager, Office of the Chief Executive - position held since calendar 2004.

Joined the Group in calendar 1990.  Prior to his current position, he held the positions of Chief Executive, Financial Services Europe, Executive General Manager, Office of the CEO, Executive General Manager, Specialist and Emerging Businesses, Executive General Manager, Products and Services, and Managing Director, National Australia Group Europe Limited, and various other senior positions within Australia and overseas.

Peter B Scott

BEng (Hons), MES, FIE (Australia)

Age 50

Executive General Manager, Wealth Management  - position held since calendar 2000.

Joined the Group in calendar 2000, when the Company acquired the MLC group from Lend Lease Corporation Limited.  He previously held senior positions within Lend Lease Corporation Limited including Chief Executive Officer, MLC Funds Management, and Chief Operating Officer, MLC Limited.

Gavin R Slater

BCom, Grad Dip (Mgmt), FCPA, FAIBF, GAICD

Age 39

Executive director, National Australia Group Europe Limited - position held since calendar 2004.

Joined the Group in calendar 1999.  Prior to his current position, he held the positions of Group General Manager, Office of the CEO, General Manager Finance, Financial Services Australia, Head of Decision Support, Global Head of Strategy & Finance and Global Head of Costing & Profitability.   Prior to joining the Group, he held senior positions with PricewaterhouseCoopers in Australia, and ABSA Bank and Standard Bank in South Africa.

Peter L Thodey

Age 54

Executive General Manager, Financial Services New Zealand -  position held since calendar 2002.  Chief Executive Officer, Bank of New Zealand -  position held since calendar 2000.

Joined the Group in calendar 1980.  Prior to his current position, he held the positions of General Manager, Business Financial Services at Bank of New Zealand and various other senior positions in New Zealand.  Prior to joining the Group, he held management positions with General Finance Ltd.

Michael J Ullmer

BSc (Maths) (Hons), FCA, FAIBF, ASA

Age 53

Chief Financial Officer - position held since calendar 2004.

Joined the Group in calendar 2004.  Prior to joining the Group, he held senior management positions with the Commonwealth Bank of Australia, including Group Executive, Institutional and Business Services, and Group Executive, Financial and Risk Management.  He was a partner of Coopers & Lybrand from 1992 to 1997 and of KPMG from 1982 to 1992.

Graeme D Willis

Dip Bus Studies

Age 53

Group General Manager, Regulatory Affairs - position held since calendar 2004.

Joined the Group in calendar 1968. Prior to his current position, he held the positions of Acting Executive General Manager, Risk Management, Chief Credit Officer, Chief Operating Officer, Clydesdale Bank, General Manager, Payments & Financial Services, and other senior positions in Australia.

Chief General Counsel

David M Krasnostein

BJuris (Hons), LLB, LLM

Age 50

Chief General Counsel - position held since calendar 1996.

Joined the Group in calendar 1996.  Prior to joining the Group, he held the position of General Counsel, Telstra Corporation Limited and partner/attorney positions with legal firms in the US.

Company Secretary

Garry F Nolan

MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)

Age 57

Company Secretary -  position held since calendar 1992.

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

The directors of the Company are classified as either executive or non-executive, with the former being those directors engaged in the full time employment of the Company. Messrs Stewart, Fahour and Ullmer are executive directors.

Messrs Cicutto, Crouch, Laing, Lewis, P McKinnon, R McKinnon and Scholes all relinquished their positions as executives during the year.

The aggregate remuneration paid by the Group during the year ended September 30, 2004 to the directors who held office during that period, the senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group, was $56.3 million in respect of 35 positions (2003: $20.0 million paid to directors and senior executive officers in respect of 24 positions).

During the year ended September 30, 2004, 6,335,725 performance options and 1,578,146 performance rights were issued to 938 senior employees.  Of these, 80,250 performance options and 20,061 performance rights lapsed during the year.  The performance options issued include a total of 1,687,500 performance options issued to the executive directors, senior executive officers listed above and those senior executive officers who held positions listed above but retired or resigned during the year.  There were 421,875 performance rights issued to the executive directors and other senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group.

In  2003, 6,103,750 performance options and 1,551,082 performance rights were issued to 842 senior employees, of which 29,750 performance options and 7,438 performance rights lapsed during the 2003 year. The issue included 1,592,500 performance options and 423,125 performance rights to the executive directors and to the senior executive officers.

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

As at December 31, 2004 the Company had on issue 540,683 unquoted partly paid ordinary shares held by 465 holders, 36,413,575 unquoted performance options outstanding under the National Australia Bank Executive Share Option Plan No. 2 held by 3,151 option holders.

As at December 31, 2004 there were 3,007,301 performance rights outstanding granted under the National Australia Bank Performance Rights Plan held by 1,102 rights holders.  Where a person holds partly paid ordinary shares or options or performance rights issued at different times, they are categorised as a separate holder for each share, option or performance right holding.

As at December 31, 2004 there were also 39,994,800 exchangeable capital units issued by the Group held by a single holder of record, being The Depositary Trust Company, which holds them on behalf of participants.  These units may be exchanged for fully paid ordinary shares in the Company or, at the Company’s option, cash.

American depositary shares representing ordinary shares (ADSs)

The Company’s fully paid ordinary shares are traded in the US in the form of ADSs.  ADSs are evidenced by American depositary receipts issued by The Bank of New York Company, Inc., as depositary, pursuant to an amended and restated deposit agreement dated as of November 14, 1997, or Morgan Guaranty Trust Company of New York, its predecessor depositary, pursuant to a deposit agreement dated January 16, 1987, as amended as of June 24, 1988.  Each ADS represents five fully paid ordinary shares. The ADSs are quoted on the stock market of New York

Stock Exchange, Inc. (NYSE), which is the principal market in the US for the trading of the ADSs.  The ADSs trade on the NYSE under the symbol ‘NAB’.  At December 31, 2004, 4,089,434 ADSs representing 20,447,170 fully paid ordinary shares, or approximately 1.31% of the fully paid ordinary shares outstanding on such date, were held by 235 holders with registered addresses in the US.

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

Price histories

The following table sets forth, for the months, calendar quarters and financial years indicated, the high and low sale prices of the fully paid ordinary shares as reported by ASX; the high and low sale prices per ADS as reported on the NYSE composite tape; and the high and low sale prices of the NIS as reported by ASX:

	Ordinary shares		ADSs		NIS
	High $	Low $	High US$	Low US$	High $	Low $

By month
December 2004	28.98	27.75	112.42	105.08	103.95	100.10
November 2004	28.66	27.52	110.81	105.36	103.38	101.71
October 2004	28.48	26.89	106.01	97.75	103.65	101.55
September 2004	27.40	26.65	98.23	93.15	102.50	101.75
August 2004	27.08	26.04	96.45	92.59	102.65	101.36
July 2004	30.98	26.42	112.29	92.77	102.65	100.70

By quarter
December quarter 2004	28.98	26.89	112.42	97.75	103.95	100.10
September quarter 2004	30.98	26.04	112.29	92.59	102.65	100.70
June quarter 2004	31.59	28.51	120.25	98.20	101.90	99.80
March quarter 2004	32.12	29.06	122.90	112.30	101.50	99.00
December quarter 2003	31.59	28.53	112.50	103.60	101.60	99.30
September quarter 2003	34.11	30.20	116.00	98.55	99.99	97.70
June quarter 2003	34.42	31.05	114.10	97.26	99.25	93.70
March quarter 2003	32.94	28.36	96.18	85.77	95.25	93.50
December quarter 2002	34.35	31.00	89.55	88.79	93.73	93.20

By year
2004	32.12	26.04	122.90	92.59	102.65	99.00
2003	34.42	28.36	116.00	85.77	99.99	93.50
2002	36.78	30.87	105.79	80.67	96.00	91.10
2001	35.13	23.80	92.40	59.55	96.00	86.60
2000	30.30	19.88	83.06	61.31	97.40	90.00

On December 31, 2004, the closing price on ASX was $28.82 per fully paid ordinary share, with 1,558,016,351 fully paid ordinary shares (excluding partly paid ordinary shares) outstanding, held by 383,880 holders.  On December 31, 2004, the closing price per ADS as reported on the NYSE composite tape was US$112.08.  On December 31, 2004, the closing price on ASX was $101.04 per NIS, with 20,000,000 NIS outstanding, held by 45,102 holders.

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

Share rights – ordinary shares

Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by the directors from time to time.  Dividends that are paid but not claimed may be invested by the directors for the benefit of the Company until required to be dealt with in accordance with any law relating to unclaimed monies.  The holder of a partly paid ordinary share is, under the terms of issue of such shares, entitled to rank for any ordinary dividend in proportion to the amount paid up thereon on subscription (or in certain circumstances, the amount paid up thereon from time to time after subscription) on account of the nominal value of the share.

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

Share rights – American depositary shares representing ordinary shares (ADSs)

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

Share rights – National Income Securities (NIS)

On June 29, 1999, the Company issued 20,000,000 NIS at $100 each.  These securities are stapled securities, comprising one fully paid note of $100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share).  The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs.  If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share.  The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share.  The holder will then hold a fully paid NIS preference share.

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

With the prior consent of APRA, the Company may redeem each note for $100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration.  This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

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

Share rights – Trust Preferred Securities

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity) of 400,000 Trust Preferred Securities at GBP1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until December 17, 2018 equal to 5.62%. Each five year period after that date, a non-cumulative distribution payable semi-annually in arrears at a rate equal to the five year benchmark UK Government bond rate at the start of that period plus 1.93%.  The securities are constituted by instruments governed by New York and Delaware law.

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

If a distribution is not paid on the Trust Preferred Securities, or a dividend is not paid on the TPS preference shares, the Company cannot, with certain exceptions, pay distributions, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 month’s distributions on the securities or an optional dividend.

Holders of the TPS preference shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per TPS preference share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the TPS preference shares.

With the prior consent of APRA, the Trust Preferred Securities may be redeemed in certain limited circumstances.  These circumstances are on December 17, 2018 and on every subsequent fifth anniversary, in which case the redemption price is GBP1,000 per Trust Preferred Security plus the distributions for the last six month distribution period, and otherwise only where certain adverse tax or regulatory events have occurred, in which case, the redemption price may include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption (except where the tax event relates to withholding tax).

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

Convening of and admission to general meetings

A director may call a meeting of the Company’s shareholders.  The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders each holding a marketable parcel and entitled to vote at the meeting.  Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

At least 28 day’s notice must be given of a meeting of the Company’s shareholders.  Written notice must be given to all shareholders entitled to attend and vote at the meeting.  All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act 2001 (Cth), to vote at general meetings of the Company.  Alternatively, ordinary shareholders may be represented by the attendance of a proxy, attorney or representative.  Voting rights attaching to other classes of shares in the Company are set out above.

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

Material contracts

Executive contract – Mr Frank J Cicutto

On October 23, 2003, the Company entered into an executive service agreement with Mr Cicutto (agreement) to secure his services as Managing Director and Chief Executive Officer for a further three years.  The agreement has been terminated (refer to the summary of the ‘deed of settlement and release’ on page 236).

A summary of the agreement terms, prior to its termination, is as set out below:

During the employment period, Mr Cicutto was to receive annual fixed compensation and short-term incentive and long-term incentive remuneration.  Annual fixed compensation was a total remuneration package (TRP) of $1,898,000, plus an annual superannuation contribution of up to 9.7% of annual TRP.  Together the TRP and the superannuation contribution made up Mr Cicutto’s total employment compensation (TEC).  A TEC of $2,082,000 was fixed for the three year employment period.

Mr Cicutto’s short-term incentive remuneration was determined annually in accordance with a short-term incentive plan, which could be changed by the Board at any time.  Initially, the short-term incentive component was determined by a combination of the Group’s performance against its EVA® growth target and Mr Cicutto’s individual performance.  Mr Cicutto’s short-term incentive target for the 2004 year was set at 110% of his TEC.  This short-term incentive target was determined annually by the Board, but could not be less than the target for the preceding year.  At least one-half of any short-term incentive remuneration was to be provided in the Company’s shares (deferred shares).  The Company agreed to grant Mr Cicutto one additional share to match each deferred share provided to him using the first 50% of his annual short-term incentive remuneration (matching shares).  Both the deferred shares and the matching shares were to be held on trust for Mr Cicutto under the National Australia Bank Staff Share Ownership Plan.  In limited circumstances, Mr Cicutto could forfeit the deferred shares and matching shares on termination of his employment.  The matching shares were also to be forfeited if Mr Cicutto resigned.

The long-term incentive component of Mr Cicutto’s remuneration comprised his eligibility to participate in an offer of executive performance options and/or performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan, subject to shareholder approval.

Mr Cicutto could be considered for participation in other staff share schemes as the Board may determine.  All issues of securities in the Company to Mr Cicutto were subject to applicable legal and listing rule requirements to obtain shareholder approval.

Mr Cicutto was entitled to paid annual, long service and sick leave, and fringe benefits in accordance with the policies of the Company.

Generally, if the Company wished to terminate the agreement during the three year employment period, it was required to give six months’ notice and make a termination payment equal to 1.5 times Mr Cicutto’s annual TRP.

The agreement restricted the disclosure of confidential information by Mr Cicutto.  Further, a 12-month restrictive covenant generally applied on cessation of Mr Cicutto’s employment.  In consideration of this covenant, if it applied, the Company was to pay Mr Cicutto an amount equal to 12 months of his then current TRP.

EVA ® is a registered trademark of Stern, Stewart & Co.

Deed of settlement and release – Mr Frank J Cicutto

Mr Cicutto resigned as Managing Director and Chief Executive Officer of the Company on February 1, 2004 and entered into a deed of settlement and release (the deed) with the Company on that date.  The deed sets out the agreed settlement of the terms of Mr Cicutto’s resignation.

The deed provides for the Company to pay Mr Cicutto, on or before February 16, 2004, the sum of $6,263,000, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Cicutto’s employment and directorships with the Company.  This amount comprises a resignation payment of $3,270,000 and statutory and award entitlements of $2,993,000.  The statutory and award entitlements are estimates calculated as at January 20, 2004, and subject to adjustment to reflect the accrual to February 1, 2004.  The actual amount paid to Mr Cicutto in respect of these statutory and award entitlements were $3,273,595.  In addition, the Company is to pay Mr Cicutto an amount of $1,293,000 in respect of the deferred performance-based remuneration incentive earned in 2003, which Mr Cicutto had previously elected to take in the form of ordinary shares of the Company.  Approval for these ‘deferred shares’ was provided by shareholders at the Company’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto received this incentive in cash.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Cicutto’s employment by the Company.  The Company indemnifies Mr Cicutto in respect of reasonable costs and expenses arising from defending certain claims and proceedings that may arise with respect to Mr Cicutto’s employment by the Company.

Mr Cicutto retained 400,000 options over shares in the Company issued on March 19, 1999 with an expiry date of March 18, 2004.  These options did not vest as the performance hurdle was not met.  Mr Cicutto also holds 500,000 vested options over shares in the Company, which have an exercise price of $21.29 each.  These options were due to expire on March 22, 2008, but must now be exercised by Mr Cicutto by no later than March 22, 2006.

Mr Cicutto agreed to forfeit 500,000 unvested options over shares in the Company issued on March 23, 2001 with an exercise price of $27.85, as well as 300,000 unvested options over shares in the Company issued on March 21, 2003 with an exercise price of $30.46 and 100,000 unvested performance rights issued on March 21, 2003.

Mr Cicutto is entitled to a defined contribution superannuation benefit valued at approximately $1,900,000, the majority of which cannot be accessed by Mr Cicutto until he attains 55 years of age.

The Company agrees with Mr Cicutto that it will not seek compliance with certain non-solicitation and non-competition provisions within his executive employment contract and accordingly no payment is to be made by the Company with respect to those provisions.

Executive employment agreement – Mr John M Stewart (as Managing Director and Chief Executive Officer, National Australia Group Europe Limited)

In March 2003, National Australia Group Europe Limited (NAGE), a controlled entity of the Company, entered into an executive service agreement with Mr Stewart (agreement).  Mr Stewart commenced service on August 8, 2003 and was appointed to the Board as an executive director on August 11, 2003.  He was appointed as the Managing Director and Chief Executive Officer of NAGE and a director of Clydesdale Bank PLC, Northern Bank Limited, National Irish Bank Limited, Yorkshire Bank PLC and National Wealth Management Europe Holdings Limited.

Mr Stewart was appointed as Managing Director and Chief Executive Officer of the Company in February 2004 on the resignation of Mr Cicutto.  The Company and Mr Stewart entered into a new employment agreement in May 2004 to reflect Mr Stewart’s new position.  A summary of the terms of his March 2003 agreement is as follows.

The agreement was for an initial three year period, then a rolling annual contract unless terminated.  Generally, if NAGE wished to terminate Mr Stewart’s employment, then it was required to give 12 month’s notice (or, at NAGE’s discretion, payment in lieu of basic salary and benefits that would have been accrued during the notice period).  Termination by Mr Stewart required three month’s notice.  A restrictive covenant was to be in place for six months following termination.  The agreement did not provide for any other payments in respect of termination, other than for unpaid but accrued holiday entitlements.

During his employment period, Mr Stewart was to receive annual base salary, short-term incentive and long-term incentive remuneration.  Mr Stewart’s base salary was GBP485,000 per annum reviewed annually on January 1.  The first review by the Human Resources Committee (formerly the Compensation Committee) of the Board was to be in January 2004.  Mr Stewart was entitled to additional benefits including a company car, medical cover and permanent health insurance, life insurance and participation in the National Partnership Share Plan.  Additionally, the Company would pay annual contributions to a personal pension scheme nominated by Mr Stewart up to 25% of salary subject to UK Inland Revenue restrictions.  Where a lesser amount was paid the balance was to be paid as cash salary.

Mr Stewart’s short-term incentive remuneration was determined in accordance with the Company’s EVA® incentive plan.  Initially, the short-term incentive component was determined by a combination of the Group’s performance against its EVA® growth target and Mr Stewart’s individual performance.  Mr Stewart’s target incentive opportunity was 100% of basic salary, subject to global Group performance and individual performance (including objectives focused on UK business performance).  For 2003, he was eligible to receive a pro-rata payment from the date of commencement.

The long-term incentive component of Mr Stewart’s remuneration comprised his eligibility to participate in the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan.  Upon commencement of employment, he was granted 125,000 options and 31,250 performance rights.  All awards of short-term and long-term incentives are subject to the approval of the Board and, where required under applicable laws and listing rules, the approval of shareholders.

Mr Stewart was entitled to 30 days of paid holiday leave and up to 90 days’ paid sick leave per annum and fringe benefits in accordance with the policies of the Company.

As an employee, Mr Stewart could be entitled to staff loans or other program benefits offered to staff in general.  Any benefits under these arrangements would form part of his total remuneration package and would be subject to any legislative or regulatory restrictions, including the United States Sarbanes-Oxley Act of 2002.

The agreement restricted the disclosure of confidential information by Mr Stewart.

Employment agreement – Mr John M Stewart (as Managing Director & Chief Executive Officer of the Group)

In May 2004, the Company entered into an employment agreement with Mr Stewart (the employment agreement) to appoint him as Managing Director and Chief Executive Officer of the Group (Chief Executive) for a period of three years from February 2, 2004.  The employment agreement expires on February 1, 2007 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Stewart will receive annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $2,050,952, plus an annual superannuation contribution.  Together, the TRP and the superannuation contribution make up Mr Stewart’s total employment compensation  (TEC) of $2,230,000.  A portion of Mr Stewart’s TRP may be taken in the form of packaged benefits (such as a motor vehicle, parking and accommodation).  TEC is inclusive of fringe benefits tax and superannuation contributions.

The Company is not required by Australian law to provide superannuation contributions in connection with Mr Stewart’s employment due to the type of Australian visa issued to him.  However, under the agreement, the Company agrees to pay annual superannuation contributions to the National Australia Bank Group Superannuation Fund.  Those contributions form part of Mr Stewart’s TEC of $2,230,000.  Mr Stewart may, in lieu of receiving those Australian superannuation benefits, elect to participate in a pension or other scheme in the United Kingdom.  Any such payments form part of Mr Stewart’s TEC.

Mr Stewart’s short-term incentive remuneration is determined annually in accordance with a short-term incentive plan.  Each year the Board agrees or determines reasonable performance measures and targets for use in assessing Mr Stewart’s performance.  After the end of each financial year, the Board reviews Mr Stewart’s performance by reference to these measures and targets.  Mr Stewart’s short-term incentive target for the 2004 year was set at 100% of his TEC.  This short-term incentive target is determined annually by the Board, but cannot be less than the target for the preceding year.  The extent to which Mr Stewart receives a short-term incentive, and its quantum relative to the target, is dependent upon the extent to which he achieves his performance targets for the year, an assessment by the Board of his overall contribution to the development of the Group and the extent to which he achieves an EVA®  target set by the Board.  The Board may in its discretion award a reasonable and appropriate short-term incentive reward in excess of the target for exceptional performance in any year.

At least one-half of the short-term incentive remuneration must be provided in the form of shares in the Company.  The issue of these shares is subject to shareholder approval.  The shares are issued as deferred issued shares, which was held in trust for Mr Stewart under the National Australia Bank Staff Share Ownership Plan.  While the deferred issued shares are held in trust, Mr Stewart is entitled, through the trustee, to receive dividend payments and exercise voting rights attaching to the shares. In limited circumstances relating to summary termination of employment, the deferred issued shares may be forfeited on termination of Mr Stewart’s employment.

The long-term incentive component of Mr Stewart’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan respectively, subject to shareholder approval.  Approval is proposed to be sought from shareholders for the granting of 900,000 performance options and 210,000 performance rights under the respective plans at the Company’s annual general meeting to be held on January 31, 2005.  It is not proposed to make any further grants to Mr Stewart during the term of his employment agreement.  If Mr Stewart resigns during the first 18 months of the employment agreement, these performance options and performance rights will lapse.  If resignation occurs after 18 months, the performance options and performance rights will transfer to Mr Stewart on a pro-rated basis calculated from Mr Stewart’s appointment date of February 2, 2004 to the date of termination.  In the latter case, the performance options and performance rights will have two years to satisfy the performance conditions after which they will lapse.

Mr Stewart may be considered for participation in other staff share schemes as the Board may determine.  All issues of securities in the Company to Mr Stewart are subject to applicable legal and listing rule requirements to obtain shareholder approval.

Mr Stewart is entitled to participate in other benefits that are normally provided to executives employed by the Company.

Mr Stewart is entitled to 30 days’ paid annual leave per annum and to 90 days’ paid sick leave during the employment period which reflects Mr Stewart’s entitlements under his previous executive service agreement with NAGE.  There are restrictions on the amount of annual leave that Mr Stewart may accrue from year to year.  Mr Stewart is also entitled to long service leave and to other fringe benefits in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Stewart.

Both Mr Stewart and the Company may terminate the employment agreement on 6 months notice.  Generally, on termination of his employment, Mr Stewart will be entitled to a termination payment equal to 12 months TEC, in addition to any payment in lieu of the termination notice period.  This termination payment is not payable in some circumstances, eg. if Mr Stewart terminates the agreement without cause or if the Company summarily dismisses Mr Stewart for matters such as misconduct.  Irrespective of whether Mr Stewart receives a termination payment, he would be paid for any accrued but untaken annual leave and long service leave on termination.

For a period of up to 12 months from the date of Mr Stewart’s cessation of employment for any reason, Mr Stewart cannot solicit or entice from the Group any employees, contractors or significant customers of the Group or engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Employment agreement – Mr Cameron A Clyne

In August 2004, the Company entered into an employment agreement with Mr Clyne (the employment agreement) to appoint him as Executive General Manager, Customer Solutions, with effect from August 9, 2004.

Under the employment agreement, Mr Clyne will receive annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $482,847, plus an annual superannuation contribution of up to 9.7% of 90% of annual TRP.  Together, the TRP and the superannuation contribution make up Mr Clyne’s total employment compensation (TEC) of $525,000, which will be reviewed on October 1, 2005 and thereafter on an annual basis.  A portion of Mr Clyne’s TRP may be taken in the form of packaged benefits (such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Clyne’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Mr Clyne’s annual target short-term incentive is set at 65% of his TEC.  For the 2004 year (from his commencement date to the end of September 2004), Mr Clyne will be eligible for a pro-rated short-term incentive reward based on 65% of his TEC.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Clyne’s individual performance target.

The long-term incentive component of Mr Clyne’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Clyne’s employment with the Company, the retention of any options and performance rights granted to Mr Clyne during his employment with the Company will be determined in accordance with the terms of grant under the relevant plans.

Within 90 days of his commencement with the Company, Mr Clyne will be granted a long-term incentive reward of 55,000 performance options and 13,750 performance rights subject to the approval of the Board and in accordance with the relevant plans.

Mr Clyne is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Clyne.

The Company may terminate the employment agreement on 12 months notice (or, in the case of redundancy or unsatisfactory performance, six weeks’ notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Clyne may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period.  If Mr Clyne is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 12 months TRP plus any payment in lieu of the notice period, or the redundancy payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement).  A termination payment is not payable if the Company summarily dismisses Mr Clyne for matters such as misconduct or if Mr Clyne resigns.  Mr Clyne may terminate the employment agreement by giving 13 weeks’ notice.

Irrespective of whether or not Mr Clyne receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months from the date of Mr Clyne’s cessation of employment from the Company for any reason, Mr Clyne cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Employment agreement – Mr Ahmed Fahour

In August 2004, the Company entered into an employment agreement with Mr Fahour (the employment agreement) to appoint him as Chief Executive Officer, Australia, for a period of four years from September 1, 2004.  The employment agreement expires on August 31, 2008 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Fahour will receive annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $1,379,564, plus an annual superannuation contribution of up to 9.7% of 90% of annual TRP.  Together, the TRP and the superannuation contribution make up Mr Fahour’s total employment compensation (TEC) of $1,500,000, which will be reviewed on October 1, 2005 and thereafter on an annual basis.  A portion of Mr Fahour’s TRP may be taken in the form of packaged benefits

(such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Fahour’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Mr Fahour’s annual target short-term incentive is set at 130% of his TEC.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Fahour’s individual performance target.

The long-term incentive component of Mr Fahour’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Fahour’s employment with the Company, the retention of any options and performance rights granted to Mr Fahour during his employment with the Company will be determined in accordance with the terms of grant under the respective plans.

Within 60 days of his commencement with the Company, and subject to the approval of the Board, Mr Fahour will be:

•                        granted a long-term incentive reward of 160,000 performance options and 40,000 performance rights.  Mr Fahour will be eligible to exercise the options and performance rights after three years from the grant date,  subject to the achievement of certain performance hurdles during the two-year exercise period.  Mr Fahour will retain options and performance rights on the termination of his employment from the Company due to redundancy, death and total and permanent disablement or on the expiration of the employment agreement on August 31, 2008, subject to the achievement of specific performance hurdles.  Mr Fahour will forfeit the options and rights on resigning from the Company or on summary termination by the Company;

•                        issued with shares in the Company (subject to certain restrictions) under the National Australia Bank Staff Share Ownership Plan (the share plan) to a value of $2,000,000.  One-quarter of the shares will no longer be subject to applicable forfeiture provisions (‘vest’) on each anniversary of his commencement date with the Company.  All the shares will vest if Mr Fahour ceases employment with the Company due to death or total and permanent disablement.  Mr Fahour will forfeit any unvested shares on his resigning from the Company and will forfeit both vested and unvested shares on summary termination by the Company; and

•                        issued with shares in the Company (subject to certain restrictions) under the share plan to a value of $6,000,000.  All the shares will be free from restriction if Mr Fahour resigns from the Company or if he ceases employment with the Company due to death or total and permanent disablement.  However, Mr Fahour will forfeit any interest in the shares on summary termination by the Company.

In January 2005 (or such earlier time as agreed between Mr Fahour and the Company), the Company will pay to Mr Fahour a cash amount of $3,857,000, from which income tax will be deducted.

The provision of these commencement benefits are conditional upon Mr Fahour relinquishing his rights and entitlements to the shares and options, and to any cash bonus (in respect of the 2004 financial year) allocated to him by his then current employer, Citigroup, except that Mr Fahour is entitled to retain up to 5,000 Citigroup shares transferred to his name prior to signing the employment agreement.

The Company will meet one-off costs of up to $235,000 associated with the sale of Mr Fahour’s principal residence in the US and up to $150,000 associated with the purchase of a principal residence in Australia.  Other associated relocation costs will be met by the Company in accordance with the Company’s international relocation policy.

Mr Fahour is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Fahour.

The Company may terminate the employment agreement on 12 month’s notice (or, in the case of redundancy or for unsatisfactory performance, six week’s notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Fahour may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period.  If Mr Fahour is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 46 week’s TEC plus any payment in lieu of the notice period, or the redundancy payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement).  A termination payment is not payable if the Company summarily dismisses Mr Fahour for matters such as misconduct or if Mr Fahour resigns.  Mr Fahour may terminate the employment agreement by giving 13 week’s notice.

Irrespective of whether or not Mr Fahour receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months from the date of Mr Fahour’s cessation of employment with the Company for any reason, Mr Fahour cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or for a period of up to six months from the date of cessation of employment engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Retention award – Mr John E Hooper

In May 2004, in connection with Mr Hooper’s appointment as Acting Executive General Manager, Corporate & Institutional Banking, he was offered a retention award of restricted shares in the Company to a value of $240,000 (being 60% of his TEC).  Twenty percent of the award is to be used to purchase shares with immediate effect; 30% is to be used to purchase shares upon the appointment of an incumbent to Mr Hooper’s acting position or the appointment of Mr Hooper if he is the successful candidate; 50% is to be used to purchase shares six months after either a permanent appointment has been made (and subject to Mr Hooper’s co-operation in the handover process) or if Mr Hooper is appointed to the role.

The shares are to be purchased on a pre-tax basis at a price equal to the average of the closing prices for the five days immediately following the date of the letter.  Mr Hooper will be entitled to receive any dividends that are paid by the Company while the shares remain in trust.  The earliest Mr Hooper can apply to have the shares released is six months after a permanent appointment has been made to the position and the shares will remain in trust for up to ten years from the date of issue.  During this period they will be subject to forfeiture on grounds of serious misconduct only.

Mr Hooper’s short term incentive target for the second half of 2004 was reviewed and increased to a target of $490,000, subject to Mr Hooper achieving the performance objectives of his previous position and the new position over the year.

Employment agreement – Mr Peter A McKinnon

In December 2003, the Company entered into an employment agreement with Mr McKinnon (the employment agreement) to confirm his position as Executive General Manager, People & Culture for a period of three years from December 1, 2003 (the employment period).  The employment period could be extended for one year by mutual agreement.  During the first year of the employment period, Mr McKinnon was to work on a full-time basis with a review of his employment status during the second and third years with the intention of changing it to a part-time basis.  The agreement has been terminated (refer to the summary of the ‘deed of settlement and release’ on page 245).  A summary of the terms of the agreement, prior to its termination, is set out below.

Under the employment agreement, Mr McKinnon was to receive annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration remained as it was immediately prior to signing the agreement.  Under this arrangement, annual fixed remuneration was a total remuneration package (TRP) of $600,570, plus an annual superannuation contribution of up to 9.7% of 90% of annual TRP.  Together, the TRP and the superannuation contribution made up Mr McKinnon’s total employment compensation (TEC) of $653,000, which was reviewed in January 2004 and thereafter on an annual basis.  A portion of Mr McKinnon’s TRP could be taken in the form of packaged benefits (such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr McKinnon was entitled to participate in the Company’s incentive program, the National Australia Bank Staff Share Allocation Plan and the National Australia Bank Staff Share Ownership Plan on their respective terms, and in any offers made under the National Australia Bank Executive Share Option Plan No 2.

Mr McKinnon was eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricted the disclosure of confidential information by Mr McKinnon.

The Company could terminate the employment agreement on six weeks notice, or on 12 weeks’ notice for unsatisfactory performance.   On termination of his employment by the Company by reason of redundancy or changed requirements, Mr McKinnon was entitled to a termination payment equal to 72 weeks’ TRP (or, in the case of redundancy, the greater of 72 weeks’ TRP plus any payment in lieu of the notice period, or the redundancy payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement)).  This termination payment was not payable if the Company summarily dismissed Mr McKinnon for matters such as misconduct or if Mr McKinnon was terminated for unsatisfactory performance.  Mr McKinnon could terminate the employment agreement by giving four weeks’ notice of resignation or six weeks’ notice because of certain material changes of circumstances.  Mr McKinnon was entitled, in addition to any payment in lieu of notice, to a termination payment of 72 weeks’ TRP if he resigned as a result of certain material changes of circumstances.

Irrespective of whether or not Mr McKinnon received a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

Upon completion of the employment agreement, Mr McKinnon was entitled to:

•                  receive any deferred short-term incentive amounts held on his behalf;

•                  retain any unvested long-term incentive allocations on their original terms and conditions with the vesting of these subject to the satisfaction of the original hurdle; and

•                  any other benefit due on retirement to an executive of Mr McKinnon’s level.

For a period of up to 12 months from the date of Mr McKinnon’s cessation of employment from the Company for any reason, Mr McKinnon cannot solicit or entice from the Group any officers, employees, contractors or customers of the Group.

Employment agreement – Ms Lynne M Peacock (as General Manager, Business Development)

In May 2003, National Australia Group Europe Limited (NAGE), a controlled entity of the Company, entered into an employment agreement with Ms Peacock (the employment agreement) to appoint her as General Manager, Business Development.  Ms Peacock commenced service on September 1, 2003 and was appointed to the NAGE Board as an executive director on November 10, 2003.

Generally, if NAGE wishes to terminate Ms Peacock’s employment, it must give six months’ notice (or, at NAGE’s discretion, payment in lieu of basic salary and benefits that would have been accrued during the notice period).  Termination by Ms Peacock requires three months’ notice.  A restrictive covenant will be in place for six months following termination.  The agreement does not provide for any other payments in respect of termination, other than for unpaid but accrued holiday entitlements.

During her employment period, Ms Peacock will receive annual base salary, short-term incentive and long-term incentive remuneration.  Ms Peacock’s base salary will be GBP300,000 per annum reviewed annually on January 1.  The first review will be in January 2004.  Ms Peacock is entitled to additional benefits including a company car, medical cover, discounted mortgage/loans and participation in the National Partnership Share Plan.  Additionally, NAGE will pay annual contributions to a personal pension scheme nominated by Ms Peacock up to 25% of her basic salary subject to UK Inland Revenue restrictions.  Where a lesser amount is paid the balance will be paid as cash salary.

Ms Peacock’s short-term incentive remuneration is determined in accordance with NAGE’s EVA® incentive plan.  Currently, the short-term incentive component is determined by a combination of the Group’s performance against its EVA® growth target and Ms Peacock’s individual performance.  Ms Peacock’s target incentive opportunity was initially 80% of basic salary, subject to global Group performance and individual performance (including objectives focused on UK business performance).

The long-term incentive component of Ms Peacock’s remuneration comprises her eligibility to participate in the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan.  Subject to any legal or regulatory requirements, in November 2003 NAGE was obliged under the employment agreement to procure that the Company offer Ms Peacock the right to be granted 50,000 options and the right to obtain 12,500 performance rights under the rules of the plans.  All awards of short-term and long-term incentives are subject to the approval of the Board and to the terms of grant.

Ms Peacock is entitled to 30 days of paid holiday leave per annum and up to 26 weeks’ paid sick leave and to fringe benefits in accordance with the policies of NAGE.

As an employee, Ms Peacock could be entitled to staff loans or other program benefits offered to staff in general.  Any benefits under these arrangements would form part of her total remuneration package and would be subject to any legislative or regulatory restrictions, including the United States Sarbanes-Oxley Act of 2002.

The agreement restricts the disclosure of confidential information by Ms Peacock.

Expatriate assignment agreement – Ms Lynne M Peacock

In June 2004, the Company entered into an expatriate assignment agreement with Ms Peacock to appoint her as Executive General Manager, People & Culture with effect from May 10, 2004.  The term of the agreement is for an initial period to be determined by the Company.  For the term of the assignment, Ms Peacock will remain an employee of NAGE and will be seconded to the Company in Australia.  The terms of the assignment are in accordance with the Company’s international assignments policy.

The Company has subsequently announced that Ms Peacock has been appointed to the position of Chief Executive Officer, Europe with effect from December 1, 2004 and will be returning to Europe.  A summary of the terms of the expatriate assignment in Australia is set out below.

Ms Peacock’s fixed remuneration is tax equalised and is calculated using her home country base salary of GBP320,000 per annum.  Ms Peacock’s existing UK pension and existing leave arrangements will continue to apply during the assignment.  Ms Peacock’s performance incentive will be determined on the achievement against objectives agreed with the Managing Director and Chief Executive Officer.  Any bonuses will be paid or provided for in the UK and tax equalised.  Ms Peacock will remain eligible to participate in the Company’s option and share plans.

Ms Peacock will be entitled to various benefits in line with the Company’s expatriate policy, including home leave benefits, rent-free housing and furnishings, motor vehicle allowance and relocation expenses.

In August 2004, the Company changed the period of notice required to be given by NAGE to terminate Ms Peacock’s employment from six months to 12 months.

Expatriate assignment – Mr Ross E Pinney

In July 2004, the Company entered into an expatriate assignment agreement with Mr Pinney to appoint him as Executive General Manager, Financial Services Europe with effect from February 1, 2004.  The term of the agreement is for an initial period of three years.  For the term of the assignment, Mr Pinney will remain an employee of the Company and will be seconded to NAGE in the UK.  The terms of the assignment are in accordance with the Company’s international assignments policy.

Subsequently, Mr Pinney has been appointed to the position of Executive General Manager, Office of the Chief Executive with effect from October 2004 and will be returning to Australia.  A summary of terms of the expatriate assignment in Europe is set out below.

Mr Pinney’s fixed remuneration is tax equalised and is calculated using his home country total remuneration of AUD740,000.  Mr Pinney’s existing Australian superannuation and existing leave arrangements will continue to apply during the assignment.  Mr Pinney’s performance incentive will be determined on the achievement against objectives agreed with the Managing Director and Chief Executive Officer.  Any bonuses will be paid or provided for in Australia and tax equalised.  Mr Pinney will remain eligible to participate in the Company’s share and option plans and any awards made under those plans will be tax equalised.

Mr Pinney will be entitled to various benefits in line with the Company’s expatriate policy, including home leave benefits, housing and furnishings, motor vehicle allowance and relocation expenses.

Employment agreement – Mr Gavin Slater

In June 2004, the Company entered into a new employment agreement with Mr Slater (the employment agreement) to appoint him as Group General Manager, Office of the CEO, with effect from April 5, 2004.

Under the employment agreement, Mr Slater will receive annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $317,300, plus an annual superannuation contribution of up to 9.7% of 90% of annual TRP.  Together, the TRP and the superannuation contribution make up Mr Slater’s total employment compensation (TEC) of $345,000, which will be reviewed in January 2005 and thereafter on an annual basis.  A portion of Mr Slater’s TRP may be taken in the form of packaged benefits (such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Slater is entitled to participate in the Company’s incentive program, the National Australia Bank Staff Share Allocation Plan and the National Australia Bank Staff Share Ownership Plan, on their respective terms, and in any offers made under the National Australia Bank Share Option Plan No 2.

Mr Slater is also eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Slater.

The Company may terminate the employment agreement on six weeks’ notice, or on 12 weeks’ notice for unsatisfactory performance.  On termination of his employment by the Company by reason of redundancy or changed requirements, Mr Slater will be entitled to a termination payment equal to 59 weeks’ TRP (or, in the case of redundancy, the greater of 59 weeks’ TRP plus any payment in lieu of the notice period, or the redundancy payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement)).  This termination payment is not payable if the Company summarily dismisses Mr Slater for matters such as misconduct or if Mr Slater is terminated for unsatisfactory performance.  Mr Slater may terminate the employment agreement by giving four weeks’ notice of resignation or six weeks’ notice because of certain material changes of circumstances.  Mr Slater is entitled, in addition to any payment in lieu of notice, to a termination payment of 59 weeks’ TRP if he resigns as a result of certain material changes of circumstances.

Irrespective of whether or not Mr Slater receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months from the date of Mr Slater’s cessation of employment from the Company for any reason, Mr Slater cannot solicit or entice from the Group any officers, employees, contractors or customers of the Group.

In May 2004, in connection with additional responsibilities assumed by Mr Slater, he was offered a retention award of restricted shares in the Company to a value of $175,000 (being 60% of his TEC).  20% of the award is to be used to purchase shares with immediate effect; 30% is to be used to purchase shares six months from the date of the retention letter; and 50% is to be used to purchase shares on completion of the APRA remedial action project.

The shares are to be purchased on a pre-tax basis and Mr Slater will be entitled to receive any dividends that are paid by the Company while the shares remain in trust.  The earliest Mr Slater can apply to have the shares released is on the completion of the APRA project.  The shares will remain in trust for up to ten years from the date of issue.  During this period they will be subject to forfeiture on the grounds of serious misconduct only.

Employment agreement – Mr Michael J Ullmer

In August 2004, the Company entered into an employment agreement with Mr Ullmer (the employment agreement) to appoint him as Chief Financial Officer for a period of four years from September 1, 2004.  The employment agreement expires on August 31, 2008 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Ullmer will receive annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $919,709, plus an annual superannuation contribution of up to 9.7% of 90%  (from January 1, 2005, 100%) of annual TRP.  Together, the TRP and the superannuation contribution make up Mr Ullmer’s total employment compensation (TEC) of $1,000,000, which will be reviewed on October 1, 2005 and thereafter on an annual basis.  A portion of Mr Ullmer’s TRP may be taken in the form of packaged benefits (such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Ullmer’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Mr Ullmer’s annual target short-term incentive is set at 100% of his TEC.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Ullmer’s individual performance target.

The long-term incentive component of Mr Ullmer’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Ullmer’s employment with the Company, the retention of any options and performance rights granted to Mr Ullmer during his employment with the Company will be determined in accordance with the terms of grant under the respective plans.

Within 60 days of his commencement with the Company, Mr Ullmer is to be granted a long-term incentive reward of 100,000 performance options and 25,000 performance rights subject to the approval of the Board.  Mr Ullmer will be eligible to exercise the options and performance rights after three years from the grant date, subject to the achievement of certain performance hurdles during the two-year exercise period.  Mr Ullmer will retain these options and performance rights on the termination of his employment from the Company due to redundancy, death and total and permanent disablement or on the expiration of the employment agreement on August 31, 2008, subject to the achievement of specific performance hurdles.  Mr Ullmer will forfeit the options and rights on resigning from the Company or on summary termination by the Company.

The Company will meet reasonable expenses associated with the relocation of Mr Ullmer and his family from Sydney to Melbourne in accordance with the Company’s domestic relocation policy.

Mr Ullmer is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Ullmer.

The Company may terminate the employment agreement on 12 months’ notice (or, in the case of redundancy or for unsatisfactory performance, 6 weeks’ notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Ullmer may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period.  If Mr Ullmer is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 46 weeks’ TEC plus any payment in lieu of the notice period, or the redundancy payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement).  A termination payment is not payable if the Company summarily dismisses Mr Ullmer for matters such as misconduct or if Mr Ullmer resigns.  Mr Ullmer may terminate the employment agreement by giving 13 weeks’ notice.

Irrespective of whether or not Mr Ullmer receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months from the date of Mr Ullmer’s cessation of employment with the Company for any reason, Mr Ullmer cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Retention award – Mr Graeme D Willis

In May 2004, in connection with Mr Willis’ appointment as Acting Executive General Manager, Risk Management, he was offered a retention award of restricted shares in the Company to a value of $270,000 (being 60% of his TEC).  Twenty percent of the award is to be used to purchase shares with immediate effect; 30% is to be used to purchase shares upon the appointment of an incumbent to Mr Willis’ acting position or the appointment of Mr Willis if he is the successful candidate; 50% is to be used to purchase shares six months after either a permanent appointment has been made (and subject to Mr Willis’ co-operation in the handover process) or if Mr Willis is appointed to the role.

The shares are to be purchased on a pre-tax basis at a price equal to the average of the closing prices for the five days immediately following the date of the letter.  Mr Willis will be entitled to receive any dividends that are paid by the Company while the shares remain in trust.  The earliest Mr Willis can apply to have the shares released is six months after a permanent appointment has been made to the position and the shares will remain in trust for up to ten years from the date of issue.  During this period they will be subject to forfeiture on the grounds of serious misconduct only.

Mr Willis’ short term incentive target for the second half of 2004 was reviewed and increased to a target percentage of $250,000, subject to Mr Willis achieving the performance objectives of his previous position and the new position over the year.

Expatriate assignment agreement – Mr Gavin R Slater (as Executive Director, National Australia Group Europe)

In December 2004, the Company entered into an expatriate assignment agreement with Mr Slater to appoint him as Executive Director, National Australia Group Europe.  The assignment is expected to commence on January 1, 2005 for an initial period of two years, with the potential to extend to four years. Mr Slater’s remuneration and other assignment conditions are determined in accordance with the Group’s expatriate policy.

Mr Slater’s expatriate assignment is subject to pre-employment screening to ensure that Mr Slater is likely to obtain approval for his role by the Financial Services Authority (UK).

A separate pay structure operates for expatriates and Mr Slater’s fixed remuneration is based on his TEC of $450,000.  Mr Slater’s existing Australian superannuation arrangements and existing leave arrangements will continue to apply during the assignment.  The final tranche of retention shares awarded to Mr Slater in May 2004 will be issued to him upon the satisfactory re-opening of the Company’s foreign exchange desk as determined by the Chief Executive Officer.

Mr Slater’s performance incentive will be determined on the achievement against objectives agreed with the Chief Executive Officer, National Australia Group Europe.  Any bonuses will be paid or provided for in Australia and tax equalised.  Mr Slater’s short-term incentive opportunity will be 55% of his home country TEC (initially $247,500) and he will remain eligible to participate in the Group’s share and option plans in accordance with the eligibility criteria.

Mr Slater will be entitled to various benefits in line with the Company’s expatriate policy, including home leave benefits, housing and furnishings, education allowance, provision of a motor vehicle and relocation expenses.

Employment agreement – Mr Graeme D Willis (as Group General Manager, Regulatory Affairs)

In January 2005, the Company entered into an employment agreement with Mr Willis to appoint him as Group General Manager, Regulatory Affairs, with effect from December 1, 2004.

Under the employment agreement, Mr Willis will receive annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $455,789 per annum, plus an annual superannuation contribution of up to 9.7% of TRP.  Together, the TRP and the superannuation contribution make up Mr Willis’ total employment compensation (TEC) of $500,000 per annum.  Mr Willis’s TEC will be reviewed in January 2006, and thereafter on an annual basis.  A portion of Mr Willis’ TRP may be taken in the form of packaged benefits (such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Willis’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Mr Willis’s annual short-term incentive is set at 50% of his TEC (initially $250,000).  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Willis’s individual performance target.  Short-term incentive rewards may, at the discretion of the Company, be provided in cash or in shares in the Company with restrictions on trading or a combination of both.

The long-term incentive component of Mr Willis’s remuneration comprises his eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Willis’s employment with the Company, the retention of any options and performance rights granted to Mr Willis during his employment with the Company will be determined in accordance with the terms of grant under the relevant plan.

Mr Willis is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Willis.

The Company may terminate the employment agreement on 65 weeks’ written notice (or, in the case of redundancy or unsatisfactory performance, six weeks’ notice).  On termination of his employment by the Company (other than for summary termination ), Mr Willis may, in the Company’s discretion, be paid in lieu of all or part of the notice period based on his TEC.  If Mr Willis is terminated by reason of redundancy, then, in addition to any payment in lieu of notice, he is entitled to a termination payment equal to the greater of 59 weeks’ TEC , or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment is not payable if the Company summarily dismisses Mr Willis for matters such as misconduct.  Mr Willis may terminate the employment agreement by giving 13 weeks’ written notice of resignation or six weeks’ notice because of certain material changes of circumstances.  Mr Willis is entitled, in addition to any payment in lieu of notice, to a termination payment of 59 weeks’ TEC if he resigns as a result of certain material changes of circumstances.

Irrespective of whether or not Mr Willis receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months from the date of Mr Willis’s cessation of employment from the Company for any reason, Mr Willis cannot solicit or entice from the Group any officers, employees or contractors.

For a period of up to six months from the date of Mr Willis’s cessation of employment from the Company, Mr Willis must not engage in certain restricted activities.  If Mr Willis resigns, and the Company does not permit Mr Willis to engage in restricted activities during the six-month restriction period, the Company will provide consideration to him of 13 weeks’ TEC, in addition to the payment of the notice period.

Employment agreement – Mr Ross E Pinney (as Executive General Manager, Office of the Chief Executive)

In January 2005, the Company entered into an employment agreement with Mr Pinney to appoint him as Executive General Manager, Office of the Chief Executive, with effect from October 2004.

Under the employment agreement, Mr Pinney will receive annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $674,567, plus an annual superannuation contribution of up to 9.7% of TRP.  Together, the TRP and the superannuation contribution make up Mr Pinney’s total employment compensation (TEC) of $740,000.  Mr Pinney’s TEC will increase to $748,000 per annum from the first full pay period after January 1, 2005.  Mr Pinney’s TEC will be reviewed in January 2006, and thereafter on an annual basis.  A portion of Mr Pinney’s TRP may be taken in the form of packaged benefits (such as a motor vehicle and parking).  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Pinney’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Mr Pinney’s annual short-term incentive is set at 100% of his TEC.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Pinney’s individual performance target.  Short-term incentive rewards may, at the discretion of the Company, be provided in cash or in shares in the Company with restrictions on trading or a combination of both.

The long-term incentive component of Mr Pinney’s remuneration comprises his eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Pinney’s employment with the Company, the retention of any options and performance rights granted to Mr Pinney during his employment with the Company will be determined in accordance with the terms of grant under the relevant plan.

The Company will meet reasonable expenses associated with the relocation of Mr Pinney’s family from London to Melbourne in accordance with the terms of the Company’s expatriate policy.

Mr Pinney is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Pinney.

The Company may terminate the employment agreement on 78 weeks’ written notice (or, in the case of redundancy or unsatisfactory performance, six weeks’ notice).  On termination of his employment by the Company (other than for summary termination), Mr Pinney may, in the Company’s discretion, be paid in lieu of all or part of the notice period based on his TEC.  If Mr Pinney is terminated by reason of redundancy, then, in addition to any payment in lieu of notice, he is entitled to a termination payment equal to the greater of 72 weeks’ TEC , or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment is not payable if the Company summarily dismisses Mr Pinney for matters such as misconduct.  Mr Pinney may terminate the employment agreement by giving 13 weeks’ written notice of resignation or six weeks’ notice because of certain material changes of circumstances.  Mr Pinney is entitled, in addition to any payment in lieu of notice, to a termination payment of 72 weeks’ TEC if he resigns as a result of certain material changes of circumstances.

Irrespective of whether or not Mr Pinney received a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months from the date of Mr Pinney’s cessation of employment from the Company for any reason, Mr Pinney cannot solicit or entice from the Group any officers, employees or contractors .

For a period of up to six months from the date of Mr Pinney’s cessation of employment from the Company , Mr Pinney must not engage in certain restricted activities.  If Mr Pinney resigns, and the Company does not permit Mr Pinney to engage in restricted activities during the six-month restriction period, the Company will provide consideration to him of 13 weeks’ TEC, in addition to the payment of the notice period.

Variation to employment agreement – Ms Lynne M Peacock (as Chief Executive Officer, Europe)

In January 2005, the Company and Ms Peacock agreed to vary certain provisions of Ms Peacock’s existing service agreement with National Australia Group Europe Limited (NAGE), as a consequence of her appointment in October 2004 as Chief Executive Officer, Europe.

Ms Peacock is now based in NAGE’s London office and was repatriated to the United Kingdom in accordance with the Company’s expatriate policy.  The period of notice required to be given by NAGE to terminate Ms Peacock’s employment was confirmed as 12 months.  Ms Peacock’s base salary increased to GBP404,000 with effect from January 1, 2005.  Her target incentive opportunity under the Company’s new Group Executive Incentive Plan for the year ending September 30, 2005 will be 100% of her total employment compensation of GBP525,000 per annum.

All other terms and conditions of her employment with NAGE are as provided in her employment agreement executed by the parties in May 2003.

Deeds of settlement and release

Mr Michael T Laing

On September 30, 2004, Mr Laing’s position was made redundant and his employment agreement with the Company ceased on that date.  Mr Laing entered into a deed of settlement and release (the deed) with the Company on October 11, 2004.  The deed sets out the agreed settlement of the terms of Mr Laing’s cessation of employment with the Company.

The deed provides for the Company to pay Mr Laing, on or before October 21, 2004, the sum of $1,234,790, less appropriate taxation deductions as required by law.  This amount comprises a redundancy payment of $918,259, statutory and award entitlements of $199,032 and an amount of $117,499 in respect of the deferred performance-based remuneration incentive earned in the 2003 year.  If the Company makes payments under the Group EVA® performance incentive plan for 2004, Mr Laing will be considered for such a payment in accordance with the plan’s guidelines for retrenched employees.

Mr Laing may continue any existing concessional lending that he has with the Company for a period of nine months following the termination date.

Mr Laing is entitled to retain all performance options and rights over shares in the Company granted to him under the Company’s executive option program.  The options and performance rights remain subject to the satisfaction of specified performance hurdles.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Laing’s employment by the Company.  The Company indemnifies Mr Laing in respect of reasonable costs and expenses arising from defending certain claims and proceedings that may arise with respect to Mr Laing’s employment by the Company.

The deed restricts the disclosure of confidential information by Mr Laing.

Mr Christopher D Lewis

On March 12, 2004, Mr Lewis’ employment with the Company was terminated.  Mr Lewis entered into a deed of settlement and release (the deed) with the Company on April 15, 2004.  The deed sets out the agreed settlement of the terms of Mr Lewis’ cessation of employment with the Company.

The deed provides for the Company to pay Mr Lewis, on or before April 22, 2004, the sum of approximately $900,238, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Lewis’s employment with the Company.  This amount comprises a termination payment of approximately $710,635, payment of in lieu of six weeks’ notice of approximately $72,268, a deferred At-Risk incentive payment of $117,000 and approximately $334 resulting from an adjustment due to an increase of Mr Lewis’ total employment compensation including accrued annual leave and annual leave loading.

An amount of $101,157 was paid to Mr Lewis on March 15, 2004 in satisfaction of his TRP and his accrued annual leave and annual leave loading entitlements calculated to the termination date.

Mr Lewis is entitled to retain 200,000 performance options granted to him on September 13, 2001 on the same terms and conditions as those options were issued.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Lewis’ employment by the Company.

Mr Peter A McKinnon

On March 26, 2004, Mr McKinnon entered into a deed of settlement and release (the deed) with the Company.  On September 30, 2004, Mr McKinnon’s employment ceased with the Company.  The original termination date was December 31, 2004 but was varied to September 30, 2004 by mutual agreement, as provided for in the deed.  The deed sets out the agreed settlement of the terms of Mr McKinnon’s cessation of employment with the Company.

The deed provides for the Company to pay Mr McKinnon, on or before October 14, 2004, a retrenchment payment of $902,235, less appropriate taxation deductions as required by law.  In addition, the Company is to pay Mr McKinnon his deferred At-Risk incentive of $112,000 and his accrued statutory entitlements calculated to the termination date.

If the Company makes any payments under the Group EVA®  performance incentive plan for 2004, the Company will make a payment to Mr McKinnon on the same basis as all other executive general managers.

Mr McKinnon is entitled to retain 650,000 executive performance options and 50,000 performance rights granted to him under the Company’s executive options programs.  The options and performance rights remain subject to the satisfaction of specified performance hurdles.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr McKinnon’s employment by the Company. The deed restricts the disclosure of confidential information by Mr McKinnon.

Mr Richard E McKinnon

On April 2, 2004, Mr McKinnon entered into a deed of settlement and release (the deed) with the Company.  The deed sets out the agreed settlement of the terms of Mr McKinnon’s cessation of employment with the Company.

The deed provided for Mr McKinnon to receive several payments in connection with his termination, the retention of certain performance options and performance rights, and provided for mutual releases and indemnities.

The deed was superseded on November 11, 2004, when the parties entered into a new deed of settlement and release (the new deed).  The new deed provides that Mr McKinnon will continue to be an employee of the Company until September 30, 2005 or earlier if Mr McKinnon provides three months’ written notice of the date on which his employment with the Company will cease (the new termination date).  From January 1, 2005, until the new termination date, Mr McKinnon will provide assistance, in an advisory capacity, and otherwise advise the Chief Executive and the Chief Financial Officer, and will be paid a compensation package of $750,000.   Mr McKinnon is to be paid a gross lump-sum severance payment of $2,311,608 and an amount in lieu of accrued and untaken annual leave and long service leave.  Mr McKinnon is also to be paid a deferred incentive amount of $146,000 and an incentive payment of $374,000 under the Company’s EVA® incentive scheme for 2004.

Mr McKinnon is entitled to retain all shares, performance options and performance rights granted to him under the Company’s performance options and performance rights plans.

The new deed restricts Mr McKinnon from accepting employment or a non-executive directorship or undertaking consulting activities with the Company’s major competitors prior to August 31, 2005.

The new deed contains mutual releases in respect of certain claims that may arise in respect of Mr McKinnon’s employment with the Company.  The Company and Mr McKinnon have also entered into a deed of access, indemnity and insurance (the deed of indemnity) under which the Company indemnifies Mr McKinnon against certain liabilities that may have been incurred in his capacity as an officer of the Company.  Under the deed of indemnity the Company also undertakes to allow Mr McKinnon access to documents necessary to enable him to defend himself against certain claims and the Company undertakes to maintain certain insurance coverage.

Mr Ian F Scholes

On March 12, 2004, Mr Scholes’ employment with the Company was terminated.  Mr Scholes entered into a deed of settlement and release (the deed) with the Company on August 2, 2004.  The deed sets out the agreed settlement of the terms of Mr Scholes’ cessation of employment with the Company.

The deed provides for the Company to pay Mr Scholes, on or before August 16, 2004, the sum of $2,242,700, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Scholes’ employment with the Company.  This amount comprises a termination payment of $1,979,700 (made up of 150% of TRP from March 13, 2004 to March 25, 2005 equal to $948,450, plus a target incentive payment from March 13, 2004 to March 25, 2005 of 150% of TEC equal to $1,031,250, and a deferred at-risk payment of $263,000.

Mr Scholes is entitled to retain 71 EVA® shares in the Company, and also 375,000 performance options and 31,250 performance rights granted over the period 2002 to 2003.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Scholes’ employment by the Company.

Executive director appointment letters

Mr Ahmed Fahour and Mr Michael J Ullmer

In October 2004, the Company appointed Mr Fahour and Mr Ullmer as executive directors of the Company and National Equities Limited (executive directors).  The appointments are effective from October 7, 2004, until the next annual general meeting of the Company on January 31, 2005, at which time the executive directors will be entitled to stand for election by the shareholders as directors of the Company.

The appointment letters for the executive directors set out the terms and conditions of their appointment.  These terms and conditions are in conjunction with, and subject to, the Company’s Constitution and the charters and policies approved by the Board from time to time.

The executive directors’ positions will become vacant if any of the circumstances prescribed under the Corporations Act 2001 (Cth) or the Company’s constitution occur.

The letter of appointment varies the Company’s right to terminate the employment agreements entered into by the executive directors (as summarised above).  The Company may terminate the employment agreements effective immediately if the executive directors’ positions become vacant or are vacated by force of the Corporations Act or certain Articles of the Company’s constitution.  The Company may terminate the employment agreements if, in accordance with the Company’s constitution or the Corporations Act, they are removed or dismissed from office as an executive director or they cease to hold office as a director.

The executive directors are required to hold at least 2,000 fully paid shares in the Company within two months of their appointment.  As employees of the Company, the executive directors are not entitled to any additional remuneration in their roles as executive directors.  While they are executive directors and employees of the Company, 50% of any short term incentive reward allocated to them under the Company’s short-term incentive-based plan for executive employees, as referred to in their employment agreements, will be provided in Company shares, generally restricted for a minimum period of 12 months from the date of issue.  Any issue or allocation of shares to the executive directors as employees of the Company, as part of their short-term incentive reward, will be provided under the National Australia Bank Staff Share Ownership Plan, and is subject to the specific terms of issue at the time and subject to approval by shareholders if required by law or the ASX Listing Rules.

The executive directors are required to comply with the Company’s policies, including the Company’s Code of Conduct and insider trading policy.  The executive directors are required to sign a confidentiality deed and they are expected to maintain the confidentiality of all materials and information obtained in connection with their positions as directors.  These obligations are in addition to their confidentiality obligations as employees of the Company.

The executive directors are entitled to the benefit of an indemnity provided by the Company in accordance with, and to the extent allowed under, the Company’s constitution and the Corporations Act.

The executive directors are entitled to seek independent professional advice in relation to their duties and powers as directors of the Company and will be reimbursed by the Company for all reasonable expenses incurred in obtaining such advice.

Non–executive director appointment letters

Mr Robert G Elstone, Mr Daniel T Gilbert, Mr Paul J Rizzo, Ms Jillian S Segal, Mr John G Thorn, Mr Michael Chaney

In August 2004, the Company announced that Mr Elstone, Mr Gilbert, Mr Rizzo and Ms Segal would be appointed as non-executive directors of the Company and National Equities Limited (non-executive directors).  Also in 2004, the Company wrote to Mr Thorn to confirm the terms of his appointment as a non-executive director, effective from October 16, 2003.  The appointments of Mr Elstone, Mr Gilbert, Mr Rizzo and Ms Segal became effective from September, 2004 until the next annual general meeting of the Company on January 31, 2005, at which time they will stand for election by the shareholders as directors of the Company.  In December 2004, Mr Chaney was appointed as a non-executive director of the Company and

National Equities Limited (as a non-executive director) until the next annual general meeting of the Company on January 31, 2005 at which time he will stand for election by the shareholders as a director of the Company.

The appointment letters for the non-executive directors set out the terms and conditions of their appointment.  These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time.

The office of the non-executive directors will become vacant if any of the circumstances prescribed under the Corporations Act 2001 (Cth) or the Company’s constitution occur.

The non-executive directors are required to hold at least 2,000 fully paid shares in the Company within two months after their appointment.  However, the non-executive directors are not entitled to participate in executive remuneration schemes and do not receive performance options, performance rights, bonuses, other types of performance based remuneration or retirement benefits.  Except in limited circumstances, the non-executive directors are provided with at least 10% and up to 40% of their annual remuneration in the form of Company shares and may also elect to receive part of their remuneration in the form of superannuation contributions.  As a minimum, the Company pays superannuation contributions at the rate of 9% of the fees (and any other amounts which form part of directors’ ordinary time earnings for superannuation guarantee purposes) paid to directors.

The non-executive directors are entitled to receive, where relevant, the following fees for their directorship and membership of Board committees:

Board/Committee	Chairman	Member
	$	$
Board and Board Nomination Committee		137,150
Board Audit Committee	39,000	19,500
Board Risk Committee	39,000	19,500
Board Human Resources Committee	17,550	7,364

The non-executive directors are appointed on the basis that they remain independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.  The non-executive directors are required to inform the Board of any change in their, or in their associates’, relationship with the Company, or with the Company’s management team, which could affect their independence.

The non-executive directors are required to comply with the Company’s policies, including the Company’s Code of Conduct and insider trading policy.  The non-executive directors are required to sign a confidentiality deed and they are expected to maintain the confidentiality of all materials and information obtained in connection with their positions as non-executive directors of the Company.

The non-executive directors are entitled to the benefit of an indemnity provided by the Company in accordance with, and to the extent allowed under, the Company’s constitution and the Corporations Act.

The non-executive directors are entitled to seek independent professional advice in relation to their duties and powers as directors of the Company and will be reimbursed by the Company for all reasonable expenses incurred in obtaining such advice.  Non-executive directors are also entitled to be reimbursed for reasonable travel, accommodation and other expenses reasonably incurred when engaged in Company business.

Mr G Malcolm Williamson

In May 2004, the Company appointed Mr Williamson as a non-executive director of the Company, National Equities Limited and three of the Company’s main subsidiary companies in Europe: National Australia Group Europe Limited, Clydesdale Bank PLC and Yorkshire Bank PLC (UK companies).

The appointment of Mr Williamson as a non-executive director is effective from May 10, 2004.  In relation to the Company, Mr Williamson holds office until the next annual general meeting of the Company on January 31, 2005, at which time he will stand for re-election to the position of director by resolution of the Company.

The terms and conditions of Mr Williamson’s appointment as a non-executive director of the Company and National Equities Limited are generally the same as the terms and conditions of the appointment of the non-executive directors referred to above.

In relation to the UK companies, the terms and conditions of Mr Williamson’s appointment as a non-executive director are in conjunction with, and subject to, the memorandum and articles of association of the UK companies.  Mr Williamson’s appointment is for an initial term of three years unless terminated earlier by either party upon the giving of three months’ notice.  Each of Mr Williamson’s appointments to the UK companies is made on a separate basis and the termination of appointment of one directorship does not of itself lead to termination of any other appointment.

Mr Williamson is entitled to receive the following fees for his services as a non-executive director:

Entity	GBP
Company (and National Equities Limited)	55,000
National Australia Group Europe Limited	55,575
Clydesdale Bank PLC	45,000
Yorkshire Bank PLC	45,000
Chairman, European Board Risk Committee	9,425

Mr Williamson is not entitled to receive any additional fees for membership of any board committees or subsidiary directorships unless approved by the Compensation Committee of the Principal Board.

Part of the fees payable in relation to the Company will be satisfied by superannuation and shares in the Company.  The element of fees represented by shares is the minimum determined by shareholders of the Company, which is currently 10%.  The actual number of shares will be those which could otherwise be purchased by Mr Williamson with the net amount of 10% of his fees following the payment of any relevant income, national insurance or any other income or payroll-related taxes.

Deeds of access, indemnity and insurance

During the year, the Company executed deeds of access, indemnity and insurance (deeds of indemnity) in the terms of Article 21 of the Company’s constitution in favour of Mr Stewart and Mr Thorn (August 2004), Mr Elstone, Mr Gilbert, Mr Rizzo and Ms Segal (September 2004) Mr Fahour and Mr Ullmer (October 2004) and Mr Williamson (November 2004).

These deeds of indemnity are consistent with Article 21 of the Company’s constitution and indemnify the directors against certain liabilities that may be incurred in their capacity as officers of the Company.  The Company undertakes to hold, and allow directors access to, a complete set of board papers and all other documents made available to directors from the earlier of the first day on which the director consents or begins to act as a director of the Company until seven years from the later of the date on which the director retires, resigns or ceases to act as a director of the Company.  The directors undertake to observe their duties of confidentiality to the Company in relation to these board papers.  Under the deeds of indemnity, and consistent with Article 21 of the Company’s constitution, the Company also undertakes to maintain certain insurance coverage.

Sale of National Europe Holdings (Ireland) Limited

The Company and National Europe Holdings Limited (NEHL) entered into an agreement with Danske Bank A/S on December 14, 2004 in respect of the sale of all of the share capital of National Europe Holdings (Ireland) Limited (NEHIL).  NEHIL is the immediate parent entity of Northern Bank Limited and National Irish Bank Limited.

The purchase price payable to NEHL for the share capital of NEHIL is approximately $2.5 billion (GBP 967 million) in cash.  This amount will be subject to final adjustments as at completion to reflect changes in the net asset value of the entity between the last balance date (September 30, 2004) and completion.  All debt owed by the businesses being sold to entities in the Group will either be repaid or novated to Danske Bank A/S at face value.  The Company has guaranteed the performance by NEHL as vendor under the agreement.

The transaction is subject to the approval of certain regulatory authorities (including the Financial Services Authority in the UK, the Irish Financial Services Regulatory Authority in Ireland, the Financial Supervision Commission on the Isle of Man and the European Commission).

Under the agreement, warranties, primarily in relation to the businesses of Northern Bank Limited and National Irish Bank Limited, were given.  Those warranties are of a kind usual in transactions of this nature and size.  Danske Bank A/S were also given indemnities in respect of certain specified risks associated with the businesses of Northern Bank Limited and National Irish Bank Limited (including in respect of any liabilities arising in connection with the matters the subject of an investigation).  These warranties and indemnities are in some cases subject to various time limitations and liability caps and restrictions.  In addition, undertakings have been given to protect the value of the businesses acquired, effectively preventing the Company and its subsidiaries from engaging in certain competing activities in Northern Ireland or the Republic of Ireland and from soliciting employees of the businesses for two years after completion.

Completion will occur at the end of the month during which all conditions precedent are satisfied.  This is expected to occur during the first quarter of the 2005 calendar year.

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

The concepts of ‘relevant interest’ and ‘voting power’ are very broadly defined and shareholders should seek their own advice on their scope.   In very general terms:

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

One of the more common manners in which a controller shareholding is acquired in an Australian listed company is by a takeover offer.  The form and content of the documentation are regulated by law.  Australian takeover law purports to have extra-territorial force.  Therefore, Australian law may apply to transactions outside Australia with respect to non-Australian companies if that transaction affects the control of voting shares in an Australian listed company.

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

Taxation

The taxation discussion set forth below is intended only as a descriptive summary, and does not purport to be a complete technical analysis or listing of all potential Australian, UK, New Zealand or US tax effects to US persons who are American depositary receiptholders or holders of shares (US holders), and US holders are advised to satisfy themselves as to the overall tax effects, including state and local tax effects, by consulting their own tax advisers.  This summary is based in part on representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms.  Except as otherwise noted, the statements of Australian, UK, New Zealand or US tax laws set out below are based on the laws in force as at December 2, 2004, and are subject to any changes in Australian, UK, New Zealand or US laws and in any double taxation convention between Australian and either the UK, New Zealand or the US occurring after that date.

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

The amount of the credit is dependent upon the extent to which the dividend paid is a franked dividend.  Excess imputation tax credits are refundable to Australian resident shareholders for tax purposes who are individuals, superannuation funds or charities.  Non-resident shareholders for tax purposes who do not hold the shares in connection with a permanent establishment in Australia, rather than receiving a credit, are exempt from dividend withholding tax in respect of franked dividends received.  Non-resident shareholders for tax purposes are not entitled to a refund of excess imputation tax credits.

The Company paid a fully franked interim dividend out of the profit for the half-year ended March 31, 2004 and paid a fully franked final dividend out of the profit for the year ended September 30, 2004.   The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.

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

US federal income taxation

A US holder must include in gross income, the gross amount of any dividend paid by the Company out of earnings and profits (as determined for US federal income tax purposes), including any Australian income tax withheld from the dividend payment.  Dividends paid to a US holder in taxable years beginning after December 31, 2002 and before January 1, 2009, that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the US holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  Dividends paid by the Company with respect to the shares generally will be qualified dividend income.  The dividend is taxable to a US holder when the US holder receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends paid by US corporations.  Subject to certain limitations, any Australian tax withheld from a dividend will be creditable against a US holder’s US federal income tax liability.

For US federal income tax purposes, US holders will not be entitled to a tax credit for the 10% UK tax credit attached to dividends paid by the UK controlled entity under the UKDP.

New Zealand Taxation

The Company is now able to attach available New Zealand imputation credits to dividends paid.  As a result, New Zealand imputation credits of NZ$0.13 per share have been attached to the final 2004 ordinary dividend paid by the Company.  New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns.  A separate shareholder dividend statement will be provided to shareholders setting out details of the New Zealand imputation credits attached to the final 2004 ordinary dividend.  The extent to which future dividends will carry New Zealand imputation credits will depend on a number of factors, including the level of the Group’s profits that are subject to New Zealand tax.

Exchange rates

Fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar prices of the fully paid ordinary shares of the Company and, as a result, may affect the market price of the ADSs in the US.  (A description of the ADSs appears under the heading ‘American depositary shares representing ordinary shares (ADSs) above.)

Such fluctuations will also affect the US dollar conversion by the depositary of cash dividends paid in Australian dollars on the fully paid ordinary shares represented by the ADSs.  Refer to selected financial data on page 7 for the high, low, average and year-end noon buying exchange rates for the Company’s last five years.

Documents

Documents concerning the Company that are referred to in this annual financial report may be inspected at the registered office.

In addition, the Company files reports and other information with the SEC.  You can read and copy these reports and other information at the SEC Public Reference Room at 450 Fifth Street, North West, Washington DC 20549.

You can telephone the SEC at 1-800-SEC-330 for further information on the Public Reference Room.  Once reports are lodged with the SEC, you can view them electronically at the SEC website at www.sec.gov through EDGAR.  You can also read and copy these reports and other information at New York Stock Exchange, Inc., 20 Broad Street, New York NY 10005.

Twenty largest registered fully paid ordinary shareholders of the Company as at December 31, 2004

	Number of shares	%
National Nominees Limited	193,165,866	12.40
Westpac Custodian Nominees Limited	167,163,978	10.73
JP Morgan Nominees Australia Limited	154,521,779	9.92
Citicorp Nominees Pty Limited	40,377,735	2.59
ANZ Nominees Limited	36,188,931	2.32
RBC Global Services Australia Nominees Pty Limited, PIPOOLED A/C	20,899,735	1.34
Cogent Nominees Pty Limited	20,025,077	1.29
Queensland Investment Corporation	18,013,019	1.16
AMP Life Limited	17,517,184	1.12
RBC Global Services Australia Nominees Pty Limited	10,523,777	0.68
HSBC Custody Nominees (Australia) Limited	9,304,835	0.60
National Australian Trustees Limited	7,683,293	0.49
RBC Global Services Australia Nominees Pty Limited BKCUST A/C	7,221,316	0.46
Australian Foundation Investment Company Limited	6,839,612	0.44
Citicorp Nominees Pty Limited, CFS WSLE IMPUTATION FND A/C	5,664,011	0.36
Cogent Nominees Pty Limited, SMP ACCOUNTS	5,409,076	0.35
Government Superannuation Office, A/C STATE SUPER FUND	5,082,391	0.33
IAG Nominees Pty Limited	4,524,352	0.29
Westpac Financial Services Limited	4,224,326	0.27
Perpetual Trustee Company Limited	4,215,933	0.27
	738,566,226	47.40

The 20 largest registered shareholders held 738,566,226 fully paid ordinary shares, which is equal to 47.40% of the total issue of 1,558,016,351 fully paid ordinary shares.

Substantial shareholder

As at December 31, 2004, there were no persons with a substantial shareholding in the Company.

Distribution of fully paid ordinary shareholdings

	Number of Shareholders	% of holders	Number of shares	% of shares

Range (number)
1 – 1,000	246,796	64.3	98,685,248	6.3
1,001 – 5,000	111,566	29.0	241,145,563	15.5
5,001 – 10,000	15,583	4.1	109,179,314	7.0
10,001 – 100,000	9,520	2.5	200,881,391	12.9
100,001 and over	415	0.1	908,124,835	58.3
	383,880	100.0	1,558,016,351	100.0
Less than marketable parcel of $500	9,276		77,971

Shares held in trust under the Company’s employee share plans are registered as one shareholding in the name of the trustee.

	Number of shareholders	% of holders	Number of shares	% of Shares

Address of holders
Australia	361,669	94.2	1,535,662,461	98.6
United Kingdom	11,424	3.0	8,012,348	0.5
New Zealand	7,615	2.0	9,274,780	0.6
United States	531	0.1	828,785	0.1
Other overseas	2,641	0.7	4,237,977	0.2
	383,880	100.0	1,558,016,351	100.0

Voting rights

The voting and other rights attaching to ordinary shares are set out in the section entitled ‘the Company’s constitution’ on page 233.

Twenty largest registered National Income Securities (NIS) holders as at December 31, 2004

	Number of securities	%
J P Morgan Nominees Australia Limited	1,007,117	5.04
Westpac Custodian Nominees Limited	751,205	3.76
National Nominees Limited	590,868	2.95
ANZ Nominees Limited	481,998	2.41
Australian Foundation Investment Company Limited	407,721	2.04
RBC Global Services Australia Nominees Pty Limited, MLCI A/C	304,611	1.52
Citicorp Nominees Pty Limited	267,190	1.34
Tower Trust Limited	226,246	1.13
UBS Private Clients Australia Nominees Pty Ltd	225,647	1.13
The University of Sydney	199,713	1.00
IOOF Investment Management Limited	188,000	0.94
Questor Financial Services Limited	157,905	0.79
RBC Global Services Australia Nominees Pty Limited, JBENIP A/C	140,519	0.70
Cogent Nominees Pty Limited, SMP ACCOUNTS	140,368	0.70
Perpetual Trustee Company Limited	137,904	0.69
Cambooya Pty Limited	105,615	0.53
AMP Life Limited	102,905	0.51
Perpetual Trustee Company Limited, CCML SERIES 2002-1 A/C	93,690	0.47
ANZ Executors and Trustee Company Limited	80,045	0.40
Gales Investments Pty Ltd	74,687	0.37
	5,683,954	28.42

The 20 largest registered NIS holders held 5,683,954 NIS, which is equal to 28.42% of the total issue of 20,000,000 NIS.

Distribution of NIS holdings

	Number of holders	% of holders		Number of securities	% of securities
Range (number)
1 – 1,000	43,325	96.1		8,408,410	42.0
1,001 – 5,000	1,556	3.5		3,142,942	15.7
5,001 – 10,000	110	0.2		771,756	3.9
10,001 – 100,000	94	0.2		2,241,360	11.2
100,001 and over	17		*	5,435,532	27.2
	45,102	100.0		20,000,000	100.0
Less than marketable parcel of $500	15			38

Address of holders
Australia	44,135	97.9		19,341,044	96.7
United Kingdom	35	0.1		12,882	0.1
New Zealand	820	1.8		522,623	2.6
United States	20		*	13,238	0.1
Other overseas	92	0.2		110,213	0.5
	45,102	100.0		20,000,000	100.0

*  Due to the small number of these NIS holders, the amounts round down to nil.

Voting rights

The voting and other rights attaching to the NIS are set out in the section entitled ‘the Company’s constitution’ on page 234.

National Australia Bank Limited

Chairman	Managing Director and Chief Executive Officer	Company Secretary
Mr Graham J Kraehe	Mr John M Stewart	Mr Garry F Nolan
AO, BEc, FAICD	BA, ACII, FCIB	MBus, FAICD, FCIS, FAIBF, ASIA, CFTP (Snr)

Registered office	Auditor

24th Floor	KPMG
500 Bourke Street	Chartered Accountants
Melbourne Victoria 3000	161 Collins Street
Australia	Melbourne Victoria 3000
Telephone: 1300 367 647	Australia

For 2005, subject to approval of the shareholders
Ernst & Young
Chartered Accountants
120 Collins Street
Melbourne Victoria 3000
Australia

Shareholders’ centre internet service

The Group’s website at www.nabgroup.com has a dedicated separate section where shareholders can gain access to a wide range of secure information, including copies of recent announcements, annual financial reports and useful forms, including change of address forms, from the Share Registrar.  Email: web.queries@computershare.com.au

Shareholders’ centre information line

There is a convenient 24 hours a day, 7 days a week automated service (Australia only).  To obtain the current balance of your ordinary shareholding and relevant dividend payment details, telephone 1300 367 647 (Australia) or +61 3 9415 4299 (Overseas).

Contact details

These services are fully secure to protect your interests.  In all communications with the Share Registrar, please ensure you quote your securityholder reference number (SRN), or in case of broker sponsored shareholders, your holder identification number (HIN).

Principal share register	UK branch share register	US ADR depositary, transfer
agent and registrar

Computershare Investor Services Pty Limited	C/- Computershare Investor Services PLC	The Bank of New York
Yarra Falls	The Pavilions	Depositary Receipts Division
452 Johnston Street	Bridgwater Road	101 Barclay St, 22nd Floor
Abbotsford Victoria 3067	Bedminster Down	New York NY 10286
	Bristol BS99 7NH	United States of America
Postal address:	United Kingdom
GPO Box 2333
Melbourne Victoria 3001	Tel: (0870) 702 0000	Tel: (212) 815 2293
Australia	Fax: (0870) 703 6101	Fax: (212) 571 3050, 3051, 3052

Local call: 1300 367 647	Website: www.computershare.com	Website: www.adrbny.com
Fax: (03) 9473 2500

Telephone and fax (outside Australia):
T: +61 3 9415 4299; F: +61 3 9473 2500
Email: web.queries@computershare.com.au

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

•                  National Income Securities which are quoted on the stock market of Australian Stock Exchange Limited under the symbol ‘NABHA’; and

•                  Trust Preferred Securities which are quoted on the stock market of Luxembourg Stock Exchange.

Signatures

The registrant certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorised the undersigned to sign this annual financial report on its behalf.

National Australia Bank Limited

Registrant

/s/ Garry F Nolan
Garry F Nolan
Secretary of the Company

Date: January 21, 2005

Glossary

Term used	Brief description

AASB	Australian Accounting Standards Board
ACCC	Australian Competition and Consumer Commission
ADI	Authorised deposit-taking institution
ADR	American depositary receipt
ADS	American depositary share
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange (the stock market conducted by Australian Stock Exchange Limited)
ATM	Automated teller machine
Australian GAAP	Generally accepted accounting principles applicable in Australia
Basel II	Basel II Capital Accord
BIS	Bank for International Settlements
Company	National Australia Bank Limited
CRM	Customer relationship management (system)
EFTPOS	Electronic funds transaction point of sale
GAAP	Generally accepted accounting principles
Group	National Australia Bank Limited and its controlled entities
HomeSide US	HomeSide Lending, Inc.
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

RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standard (issued by the US Financial Accounting Standards Board)
UK	United Kingdom
US	United States of America
US GAAP	Generally accepted accounting principles applicable in the United States of America

Term used	Closest US equivalent or brief description

Asset quality disclosure	Impaired assets
Asset revaluation reserve	Increase or temporary decrease in valuation of certain assets as compared with historical cost
Charge to provide for doubtful debts	Provisions for loan losses
Constitution	By-laws
Depreciation	Amortisation
Equity	Shareholders’ equity
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Net profit	Net income
Ordinary shares	Common stock
Ordinary shares, fully paid	Ordinary shares, issued and fully paid
Overdraft	A line of credit, contractually repayable on demand unless a fixed term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Provisions	Allowances
Provisions for doubtful debts	Allowances for loan losses
Share capital	Ordinary shares or common stock issued
Shares on issue	Shares outstanding
Significant item	Item of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity
Statement of financial performance	Income statement
Statement of financial position	Balance sheet
Write-offs	Charge-offs

Form 20-F cross reference index

Item		Form 20-F proforma caption	Page

		Currency of presentation, exchange rates and certain definitions	2, 250

Part I

1

Identity of directors, senior management and advisors

Not required

	2	Offer statistics and expected timetable	Not required

	3	Key information
		Selected financial data	4
		Capitalisation and indebtedness	Not required
		Reason for the offer and use of proceeds	Not required
		Risk factors	65

	4	Information on the Company
		History and development of the Company	9, 18, 175
		Business overview	9
		Organisational structure	18, 175
		Property, plant and equipment	18

	5	Operating and financial review and prospects
		Operating results	21
		Liquidity and capital resources	45, 49
		Research and development, patents and licences	Not required
		Trend information	15, 16, 22
		Off-balance sheet arrangements	47
		Tabular disclosure of contractual obligations	46
		Safe harbour	22

	6	Directors, senior management and employees
		Directors and senior management	80, 229
		Compensation	87
		Board practices	74, 76, 87, 229
		Employees	42
		Share ownership	95, 156, 229

	7	Major shareholders and related party transactions
		Major shareholders	251, 252
		Related party transactions	65, 190
		Interests of experts and counsel	Not required

	8	Financial information
		Consolidated statements and other financial information	100
		Significant changes	84

	9	The offer and listing
		Offer and listing details	232
		Plan of distribution	Not required
		Markets	231
		Selling shareholders	Not required
		Dilution	Not required
		Expenses of the issue	Not required

	10	Additional information
		Share capital	Not required
		Memorandum and articles of association	233
		Material contracts	235
		Exchange controls	248
		Taxation	249
		Dividends and paying agents	Not required
		Statement of experts	Not required
		Documents on display	250
		Subsidiary information	Not required

Item		Form 20-F proforma caption			Page

	11	Quantitative and qualitative disclosures about market risk			59

	12	Description of securities other than equity securities			Not required

Part II

13

Defaults, dividend arrearages and delinquencies

None

	14	Material modifications to the rights of security holders and use of proceeds			Not required

	15	Controls and procedures			63

	16A	Audit Committee financial expert			74

	16B	Code of Ethics			78

	16C	Principal accountant fees and services			75, 97, 206

	16D	Exemptions from listing standards for audit committees			Not required

	16E	Purchases of equity securities by the issuer and affiliated purchasers			Not required

Part III

17

Financial statements

Not required

	18	Financial statements			100

	19	Exhibits

		1.	Constitution of National Australia Bank Limited as currently in effect
		4.	Material contracts
			4.1	Executive service agreement - Mr Frank J Cicutto
			4.2	Deed of settlement and release - Mr Frank J Cicutto
			4.3	Executive employment agreement - Mr John M Stewart (as Managing Director and Chief Executive Officer, National Australia Group Europe Limited)
			4.4	Executive employment agreement - Mr John M Stewart (as Managing Director and Chief Executive Officer of the Group)
			4.5	Employment agreement - Mr Cameron A Clyne
			4.6	Employment agreement - Mr Ahmed Fahour
			4.7	Retention award - Mr John E Hooper
			4.8	Employment agreement - Mr Peter A McKinnon
			4.9	Employment agreement - Ms Lynne M Peacock (as General Manager, Business Development)
			4.10	Expatriate assignment agreement - Ms Lynne M Peacock (as Executive General Manager, People & Culture)
			4.11	Expatriate assignment agreement - Mr Ross E Pinney (as Executive General Manager, Financial Services Europe)
			4.12	Employment agreement and retention award - Mr Gavin R Slater (as Group General Manager, Office of the Chief Executive)
			4.13	Employment agreement - Mr Michael J Ullmer

			4.14	Retention award - Mr Graeme D Willis (as Acting Executive General Manager, Risk Management)
			4.15	Deed of settlement and release and Deed of indemnity - Mr Michael T Laing
			4.16	Deed of settlement and release - Mr Christopher D Lewis
			4.17	Deed of settlement and release - Mr Peter A McKinnon
			4.18	Deed of settlement and release and Deed of indemnity (April 2004) - Mr Richard E McKinnon
			4.19	Deed of settlement and release and Deed of indemnity (November 2004) - Mr Richard E McKinnon
			4.20	Deed of settlement and release - Mr Ian F Scholes
			4.21	Director appointment letter - Mr Ahmed Fahour
			4.22	Director appointment letter - Mr Michael J Ullmer
			4.23	Non-executive director appointment letter - Mr Robert G Elstone
			4.24	Non-executive director appointment letter - Mr Daniel T Gilbert
			4.25	Non-executive director appointment letter - Mr Paul J Rizzo
			4.26	Non-executive director appointment letter - Ms Jillian S Segal
			4.27	Non-executive director appointment letter - Mr John G Thorn
			4.28	Non-executive director appointment letter - Mr G Malcolm Williamson

Item		Form 20-F proforma caption			Page
	19	Exhibits (continued)
		4.	Material contracts (continued)
			4.29	Deed of access, indemnity and insurance - Mr John M Stewart
			4.30	Deed of access, indemnity and insurance - Mr John G Thorn
			4.31	Deed of access, indemnity and insurance - Mr Robert G Elstone
			4.32	Deed of access, indemnity and insurance - Mr Daniel T Gilbert
			4.33	Deed of access, indemnity and insurance - Mr Paul J Rizzo
			4.34	Deed of access, indemnity and insurance - Ms Jillian S Segal
			4.35	Deed of access, indemnity and insurance - Mr Ahmed Fahour
			4.36	Deed of access, indemnity and insurance - Mr Michael J Ullmer
			4.37	Deed of access, indemnity and insurance - Mr G Malcolm Williamson
			4.38	Expatriate assignment agreement - Mr Gavin R Slater (as Executive Director, National Australia Group Europe Limited)
			4.39	Employment agreement - Mr Graeme D Willis (as Group General Manager, Regulatory Affairs)
			4.40	Employment agreement - Mr Ross E Pinney (as Executive General Manager, Office of the Chief Executive)
			4.41	Variation to employment agreement - Ms Lynne M Peacock (as Chief Executive Officer, Europe)
			4.42	Non-executive director appointment letter - Mr Michael Chaney
			4.43	Sale of National Europe Holdings (Ireland) Limited
		7.	Statement explaining how the ratio of earnings to fixed charges is calculated
		8.	List of subsidiaries of National Australia Bank Limited
		12.	Certifications pursuant to Rule 15d-14a under the US Securities Exchange Act of 1934
		13.	Certifications pursuant to Rule 15d-14b under the US Securities Exchange Act of 1934
		Signature			254

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

         Garry F Nolan

Date: 21 January 2005	Title:	Company Secretary