Form 20-F
period 2005-09-30
NATIONAL AUSTRALIA BANK LTD
filed 2005-12-02
CIK 833029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

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

Ordinary Shares	1,567,187,648
Staff Share Scheme shares (partly paid shares)	465,346 paid to 25 Australian cents
National Income Securities	20,000,000
Trust Preferred Securities	400,000
Trust Preferred Securities II	800,000

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

Table of contents

Chairman’s message		2
Managing Director’s message		3
Presentation of information		4
Financial summary		5
Selected financial data		6
Business overview		10
Introduction		10
Strategy and corporate principles		10
Business operating model		10
Total Australia		10
Total United Kingdom		12
Total New Zealand		13
Institutional Market & Services		13
Other		14
Competition		14
Regulation of the financial services system		14
Changing regulatory environment		16
Organisational structure		17
Description of property		17
Certain legal proceedings		17
Certain services provided by the external auditor – matters related to independence		18
Financial review		19
Summary of financial performance		19
Summary of financial position		21
Economic outlook		22
Net interest income		23
Net life insurance income		26
Other banking and financial services income		27
Movement in the excess of net market value over net assets of life insurance controlled entities		29
Significant revenue		30
Operating expenses		30
Charge to provide for doubtful debts		31
Significant expenses		32
Income tax expense relating to ordinary activities		34
Net profit by segment		34
Employees		42
Return on average equity		43
Earnings and dividends per share		43
Liquidity and funding		44
Capital resources		48
Gross loans and advances		52
Asset quality disclosures, charge to provide and provisions for doubtful debts		53
Deposits and other borrowings		56
Assets under management and administration		57
Risk factors		58
Risk management		59
Disclosure controls and procedures and internal control over financial reporting		65
Transactions with related and other non-independent parties		66
Critical accounting policies		67
Accounting developments		69
Non-GAAP financial measures		70
Corporate governance		71
Remuneration report		81
Report of the directors		101
Financial report		113
Statement of financial performance		114
Statement of financial position		115
Statement of cash flows		116
Notes to the financial statements		117
1	Principal accounting policies	117
2	Transition to Australian equivalents to International Financial Reporting Standards	126
3	Segment information	133
4	Revenue from ordinary activities	136
5	Profit from ordinary activities before income tax expense	137
6	Income tax expense	141
7	Dividends and distributions	142
8	Earnings per share	143
9	Cash and liquid assets	143
10	Due from other financial institutions	143
11	Due from customers on acceptances	144
12	Trading securities	144
13	Available for sale securities	145
14	Investment securities	147
15	Investments relating to life insurance business	149
16	Loans and advances	150
17	Provisions for doubtful debts	152
18	Asset quality disclosures	155
19	Shares in controlled entities, joint venture entities and other securities	158
20	Regulatory deposits	159
21	Property, plant and equipment	160
22	Income tax assets	161
23	Goodwill	162
24	Other assets	162
25	Due to other financial institutions	163
26	Deposits and other borrowings	164
27	Life insurance policy liabilities	165
28	Income tax liabilities	165
29	Provisions	166
30	Bonds, notes and subordinated debt	167
31	Other debt issues	169
32	Other liabilities	169
33	Contributed equity	170
34	Reserves	173
35	Retained profits	174
36	Outside equity interest	174
37	Total equity reconciliation	175
38	Shares, performance options and performance rights	176
39	Average balance sheet and related interest	188
40	Maturity analysis	191
41	Interest rate risk	192
42	Notes to the statement of cash flows	197
43	Particulars in relation to controlled entities	200
44	Contingent liabilities and credit commitments	201
45	Derivative financial instruments	205
46	Fair value of financial instruments	211
47	Superannuation commitments	212
48	Operating lease commitments	214
49	Capital expenditure commitments	215
50	Related party disclosures	215
51	Equity instrument remuneration of directors and specified executives	217
52	Remuneration of external auditor	222
53	Fiduciary activities	223
54	Life insurance business disclosures	224
55	Supplementary statement of financial position	232
56	Reconciliation with US GAAP and other US GAAP disclosures	233
57	Capital adequacy	248
58	Events subsequent to balance date	249
Directors’ declaration		250
Independent audit report		251
Report of independent registered public accounting firm		253
Shareholder information		255
Glossary		285
Form 20-F cross reference index		286

Chairman’s message

I was honoured to take up the position of Chairman of the National Australia Bank Limited (NAB) in September this year.  Over the almost 150 years of its life as a company, the NAB has played an important role in the development of Australia and it is now also an active financial services operator in the United Kingdom and New Zealand.

The past two years have been challenging ones for the NAB.  Losses incurred in foreign currency options trading in January 2004 revealed shortcomings in the NAB’s systems and culture and there has been a strong focus in the period since to rectify these.  This has been accompanied by a widespread change of personnel at senior management and Board levels.

Those actions have borne significant fruit, with the NAB now performing better in its markets.  However, much remains to be done in systems development, risk management, regulatory compliance and culture change.  Given the determination of the Board and senior management, and the talent, enthusiasm and dedication of the people involved, I have no doubt about the eventual positive outcomes.

On behalf of the Board, I pay tribute to the efforts of Graham Kraehe, who stepped down as Chairman and as a director in September.  Graham assumed the Chair in February 2004, and has led the program of change in senior management and Board ranks with great dedication and skill.

The Board contains a good mix of directors with backgrounds in the financial services industry, general business and commerce, and in regulatory affairs.  Our two most recently appointed directors, Patricia Cross and Kerry McDonald, will provide additional, valuable experience upon joining the Board in December 2005.  Patricia adds significant experience in the financial industry, while Kerry brings to the Board substantial industry experience in the New Zealand region.

John Stewart has, similarly, assembled an excellent senior management team since he was appointed Managing Director and Group Chief Executive in February 2004.

The team’s efforts over the past 18 months have required a focus not only on meeting the internal challenges but also on the satisfaction of new compliance obligations resulting from the Basel II Capital Accord, the requirements of the United States’ Sarbanes-Oxley legislation and International Financial Reporting Standards.  That so much has been achieved in restoring the Company’s fortunes in these circumstances is an enormous credit to management’s efforts.

The theme ‘New Thinking, New Actions’ initiated by John Stewart has given rise to a large number of initiatives across the Group designed to make its business more efficient and well placed for growth.  These are described in detail in the management reports that follow.

One of the things your directors are determined to ensure is that management’s actions are focused on the long term.  It is evident that many of the difficulties experienced by the Company over recent years resulted from a desire to satisfy external, short-term demands.  That is no way to run a business if the core objective is to provide superior long-term shareholder returns.  Many decisions taken in the interests of good long-term returns, such as investments in information systems, may have a negative effect on near-term results.  The Board plays an important role in supporting management actions in such instances against pressure from those whose focus is on the short-term.

The NAB is a great institution with a proud history.  The directors are determined to ensure that our shareholders and other stakeholders once again view the Company as a positive force in the communities in which it operates.

In closing, may I again acknowledge the dedicated efforts of all our employees, many of whom make significant personal sacrifices in the interests of the Company.

/s/ Michael Chaney
Michael A Chaney AO
Chairman

Managing Director’s message

2005 highlights

•      New regional operating model;

•      Appointment of new executive team;

•      Sale of the Irish Banks at a profit of $1,043 million (after tax); and

•      Restructuring costs of $838 million.

2005 summary

The 2005 financial year brought us half way through our three-year recovery program.

Net profit attributable to members of the Company increased by 30% to $4,132 million.  Diluted earnings per share increased from 196.1 cents to 248.1 cents.  Dividends per share for the year were 166 cents, franked to 80%.

During the year, the Group adopted a new regional operating model that is designed to make the organisation more nimble and customer focused.

The four businesses that comprise the Group are the Australia region (principally the NAB and MLC brands), the United Kingdom region (principally the Clydesdale Bank and Yorkshire Bank brands), the New Zealand region (principally the Bank of New Zealand brand), and Institutional Markets & Services, which operates internationally.

Each business is operating under the overall Group strategy, which has four elements:

•      restoring revenue growth;

•      business efficiency;

•      compliance and risk management; and

•      cultural change.

The regional Chief Executives and their management teams have each developed their own strategic agenda within this framework because each business is at a different stage of development, and must address local market conditions and the challenges relevant to their business.

In Australia, there is a large integration task as we bring together the retail and corporate banking operations as well as the MLC wealth management business.

In conjunction with the integration of these businesses we have improved the distribution network, product range and service levels to make the Australian operations a more customer-focused organisation.

Improvement of market share in categories such as mortgage and business lending indicates that we are making progress in this area.

The Irish Banks, Northern Bank Limited and National Irish Bank Limited, were sold to Danske Bank A/S for $2,493 million in February 2005 at a profit of $1,043 million (after tax).  This was an attractive price and allowed the Company’s senior management in the United Kingdom to focus on the operations of the combined Clydesdale and Yorkshire banks.

In the United Kingdom, products have been reviewed and made more competitive and the branch network has been restructured.  Branches that experienced very low levels of activity have been closed or in the process of being closed.

New Financial Solutions Centres and flagship branches in high traffic areas in the north of England and in Scotland have been opened.

Expansion into the south of England to attract small to medium-sized business customers and high net worth individuals has been underway using an integrated financial services approach.

In New Zealand, we have a well-established business in a competitive and mature market.  The objective has been to grow through continued improvements to customer service and product range.  One example of this is the award-winning customer service provided by Bank of New Zealand’s call centres.

The Institutional Markets & Services business was at the centre of the regulatory review that took place following the foreign currency options trading losses.

The 2005 year was a turning point for the Group following the changes that took place in the wake of the foreign currency options trading losses and the distraction caused by the Board dispute.

In response to the March 2004 APRA report on the foreign currency options trading losses, significant progress has been made in addressing deficiencies in market risk systems, governance processes and organisational culture.

The foreign currency options trading desk was re-opened in May 2005 and the support our customers have shown during this period is very gratifying.

The Institutional Markets & Services strategy is to focus on simplifying its operations, delivering sustainable revenue growth, creating the right environment for employees to excel and creating ownership of effective risk practices within the business.

As a result of the changes taking place in several of the Group’s businesses, we have incurred $838 million in restructuring costs.  We have outlined efficiency gains that will involve 4,662 redundancies over two years.  Of those, 1,834 redundancies took place during 2005.  The majority of the redundancies result from streamlining our processes and reducing duplication in administrative areas.

I am confident that the changes I have outlined, combined with a strong focus on risk management, our community responsibilities and cultural change set the NAB on a path for sustainable long-term growth in shareholder value.

Finally, I would like to express my deep admiration for the hard work and dedication displayed by our employees who have enabled the NAB to protect its franchise in a competitive environment during a difficult period.

/s/ John Stewart
John M Stewart
Managing Director and Group Chief Executive

Presentation of information

Basis of presentation

This annual financial report is prepared in accordance with Australian GAAP, which differs in some respects from US GAAP (as set out in note 56 in the financial report).  Comparative amounts have been reclassified to accord with changes in presentation made in 2005, except where otherwise stated.

Currency of presentation

All currency amounts are expressed in Australian dollars unless otherwise stated.  Merely for the convenience of the reader, this annual financial report contains translations of certain Australian dollar amounts into US dollars at specified rates.  These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.  Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.7643 = A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (noon buying rate) on September 30, 2005.

Certain definitions and glossary

The Company’s fiscal year ends on September 30.  As used herein, the fiscal year ended September 30, 2005 is referred to as 2005 and other fiscal years are referred to in a corresponding manner.  The abbreviations $m and $bn represent millions and thousands of millions (ie. billions) of Australian dollars respectively.  Financial statements means the Company’s consolidated financial statements for the years ended September 30, 2005, September 30, 2004 and September 30, 2003 included herein at pages 114 to 250.  Any discrepancies between total and sums of components in tables contained in this annual financial report are due to rounding.

A glossary of some of the key terms used in this annual financial report is contained at page 285.  In addition, non-GAAP financial measures have been defined at page 70.

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

In this annual financial report, forward-looking statements may, without limitation, relate to statements regarding:

•    economic and financial forecasts, including but not limited to statements in the financial review and report of the directors;

•    anticipated implementation of certain control systems and programs, including, but not limited to those described in the financial review – risk management; and

•    certain plans, strategies and objectives of management.

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

Financial summary

Profitability

•      Net profit attributable to members of the Company increased 30.1% to $4,132 million.

•      Net profit attributable to members of the Company before significant items(1) increased 5.6% to $3,761 million.

•      The current year’s result includes the following after-tax significant items:

•      net profit of $1,043 million on the sale of Northern Bank Limited and National Irish Bank Limited (Irish Banks);

•      restructuring costs of $606 million;

•      provision for settlement of TrUEPrSSM tax dispute of $97 million;

•      reversal of a provision in relation to foreign currency options trading losses, of $24 million; and

•      reversal of prior year restructuring provisions of $7 million.

The 2004 result included $384 million (after tax) of net significant expenses.  Refer to page 20 for further information.

Net profit attributable to ordinary members of the Company and significant items

Shareholder returns

•      Diluted earnings per share increased 26.5% to 248.1 cents.  Excluding significant items, diluted earnings per share increased 2.2% to 225.2 cents.

•      Diluted cash earnings(1) per share increased 15.5% to 232.9 cents.  Excluding significant items, diluted cash earnings per share decreased 7.0% to 210.1 cents.

•      Return on average ordinary shareholder funds increased from 14.0% to 16.6%.  Excluding significant items, return on average ordinary shareholder funds decreased from 15.8% to 15.0%.

•      2005 dividends remained steady with 2004 at 166 cents per share.  In 2005, the interim dividend of 83 cents per share and the final dividend of 83 cents per share were each 80% franked.  In 2004, the interim dividend of 83 cents per share and the final dividend of 83 cents were fully franked.

Diluted cash earnings (before significant items), diluted earnings and dividends per share

Business growth

•      Total assets grew by 5.0% in local currency terms.

•      Total assets (excluding the impact of the sale of the Irish Banks) grew by 9.0% in local currency terms.

•      Net assets (excluding the impact of the sale of the Irish Banks) grew by 28.6% in local currency terms.

•      Movements in exchange rates decreased total assets (in Australian dollar terms and excluding the impact of the sale of the Irish Banks) by $10,296 million.

•      Gross loans and advances (excluding the impact of the sale of the Irish Banks) increased 13.2% in local currency terms.

•      Assets under management and administration grew by 12.0%.

(1)  Refer to ‘non-GAAP financial measures’ on page 70 for an explanation of the Group’s non-GAAP measures and ‘reconciliations of non-GAAP financial measures’ for quantitative reconciliations of such non-GAAP measures to the GAAP measure on page 8.

Selected financial data

The information hereunder has been derived from the audited financial report of the Group, or where certain items are not shown in the Group’s financial report, it has been prepared for the purpose of this annual financial report.  Accordingly, this information should be read in conjunction with and is qualified in its entirety by reference to the financial report.  Comparative amounts have been reclassified to accord with changes in presentation made in 2005, except where otherwise stated.

	Group
	2005 (1)	2005 (2)	2004	2003	2002 (3)	2001 (4)
	$m	US$m	$m	$m	$m	$m
Summary of financial performance
Australian GAAP
Net interest income	7,082	5,413	7,191	7,419	7,222	6,960
Net life insurance income	1,672	1,278	1,012	444	(10)	128
Other banking and financial services income	5,102	3,899	4,831	5,010	7,006	4,749
Mortgage servicing and origination revenue	—	—	—	—	378	810
Movement in the excess of net market value over net assets of life insurance controlled entities	335	256	(137)	(160)	(155)	510
Significant revenue	2,493	1,905	993	—	2,671	5,314

Operating expenses	(7,304)	(5,582)	(6,812)	(6,354)	(8,707)	(6,470)
Amortisation of goodwill	(98)	(75)	(103)	(98)	(101)	(167)
Charge to provide for doubtful debts	(534)	(408)	(559)	(633)	(697)	(989)
Significant expenses	(2,209)	(1,688)	(1,675)	—	(3,266)	(6,866)
Profit from ordinary activities before income tax expense	6,539	4,998	4,741	5,628	4,341	3,979
Income tax expense relating to ordinary activities	(1,797)	(1,373)	(1,190)	(1,681)	(962)	(1,891)
Net profit	4,742	3,625	3,551	3,947	3,379	2,088
Net loss/(profit) attributable to outside equity interest – Life insurance business	(610)	(466)	(365)	16	(6)	(5)
Net profit attributable to outside equity interest – Other	—	—	(9)	(8)	—	—
Net profit attributable to members of the Company	4,132	3,159	3,177	3,955	3,373	2,083
Dividends paid/payable (5)	2,454	1,876	2,405	2,255	2,266	2,080
Adjusted to accord with US GAAP (6)
Net income	3,908	2,987	2,781	3,667	3,455	1,794

	Group
	2005	2005 (2)	2004	2003	2002 (3)	2001
	$m	US$m	$m	$m	$m	$m
Summary of financial position
Australian GAAP
Investments relating to life insurance business	50,500	38,597	41,013	35,846	31,012	31,381
Loans and advances (after provisions for doubtful debts)	260,053	198,759	247,836	225,735	212,929	197,827
Total assets	419,588	320,691	411,309	397,471	377,387	374,720
Total risk-weighted assets (7)	289,833	221,519	286,805	254,266	253,135	257,513

Deposits and other borrowings	209,079	159,799	219,028	198,483	199,325	187,850
Life insurance policy liabilities	42,123	32,195	36,134	32,457	30,425	30,257
Bonds, notes and subordinated debt	39,238	29,990	32,573	24,257	24,961	24,984
Perpetual floating rate notes	328	251	350	367	460	507
Exchangeable capital units	1,231	941	1,262	1,262	1,262	1,262
Net assets	34,280	26,200	29,766	27,211	23,251	23,557

Contributed equity	11,486	8,779	10,191	9,728	9,931	10,725
Ordinary shares	7,552	5,772	7,271	6,078	7,256	8,050
Equity instruments (8)	3,934	3,007	2,920	3,650	2,675	2,675
Total equity (excludes outside equity interest)	28,056	21,443	25,900	24,407	23,184	23,489
Adjusted to accord with US GAAP (6)
Total assets	425,958	325,560	417,758	398,448	380,280	377,167
Total equity	24,486	18,715	23,311	22,297	24,005	23,987

	Group
	2005 (1)	2005 (2)	2004	2003	2002 (3)	2001 (4)
	$	US$	$	$	$	$
Shareholder information
Australian GAAP
Earnings per share (9)
Basic	2.52	1.93	1.97	2.49	2.06	1.22
Diluted (10)	2.48	1.90	1.96	2.44	2.03	1.21
Earnings per share before significant items (9) (11)
Basic	2.28	1.74	2.23	2.49	2.32	2.47
Diluted	2.25	1.72	2.20	2.44	2.27	2.43
Cash earnings per share (11)
Basic	2.36	1.80	2.03	2.69	2.22	1.11
Diluted (10)	2.33	1.78	2.02	2.62	2.18	1.11
Cash earnings per share before significant items (11)
Basic	2.12	1.62	2.29	2.69	2.48	2.37
Diluted	2.10	1.61	2.26	2.62	2.43	2.33
Dividends per share (5)	1.66	1.27	1.66	1.63	1.47	1.35
Total shareholder return (3 year annualised accumulation) (%) (12)	2.4	2.4	3.8	11.1	19.2	12.8
Dividends per American depositary share (ADS) (5)	8.30	6.34	8.30	8.15	7.35	6.75
Dividend payout ratio (%) (5)	78.19	78.19	72.14	56.46	56.62	56.13
Net assets per share	21.87	16.72	19.19	18.09	15.11	15.15
Share price at year end	33.05	25.26	26.98	30.80	33.48	25.66
Number of ordinary shares at year end (No.‘000)	1,567,654	n/a	1,551,347	1,504,635	1,534,840	1,551,575
Adjusted to accord with US GAAP (6)
Net income per share (9)
Basic	2.38	1.82	1.71	2.30	2.11	1.03
Diluted (10)	2.34	1.79	1.71	2.22	2.06	1.02
Dividends per ADS (US$) (5) (13)	n/a	n/a	6.13	6.03	4.12	3.51
Dividends as percentage of net income (%)	65.02	65.02	89.78	64.14	65.59	115.94

		Group
		2005	2004	2003	2002	2001
		%	%	%	%	%
Selected financial ratios
Australian GAAP
Average equity (ordinary shareholder funds) to average total assets (excluding statutory funds) (14) (15)		6.2	5.8	5.7	6.3	6.4
Return on average assets (16)		0.9	0.7	1.0	0.9	0.5
Return on average equity (ordinary shareholder funds) (15) (16)		16.6	14.0	18.3	15.1	9.0
Average net interest spread		1.71	1.94	2.18	2.39	2.34
Average net interest margin		2.20	2.35	2.53	2.67	2.71
Gross non-accrual loans to gross loans and acceptances		0.35	0.46	0.65	0.76	0.87
Net impaired assets to equity (parent entity interest)		2.5	3.5	5.0	5.7	6.0
Total provisions for doubtful debts to gross impaired assets		235.8	198.1	138.0	141.5	143.5
Capital – risk asset ratios (17)
Tier 1		7.9	7.3	7.7	7.6	7.5
Tier 2		3.6	4.3	3.3	3.7	3.9
Deductions		(1.0)	(1.0)	(1.4)	(1.3)	(1.2)
Total		10.5	10.6	9.6	10.0	10.2
Adjusted to accord with US GAAP (6)
Net income as a percentage of
Average total assets (excluding statutory funds) (14)		1.0	0.8	1.0	1.0	0.5
Average equity		16.4	12.2	15.8	14.5	7.7
Total equity as percentage of total assets (excluding statutory funds) (14)		6.5	6.2	6.2	6.9	7.0

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Reconciliations of non-GAAP measures (11)
Net profit to cash earnings before significant items reconciliation
Net profit attributable to members of the Company	4,132	3,177	3,955	3,373	2,083
Adjusted for
Net (loss)/profit attributable to outside equity interest – Life insurance business	610	365	(16)	6	5
Net profit attributable to outside equity interest – Other	—	9	8	—	—
Net profit	4,742	3,551	3,947	3,379	2,088
Adjusted for
Net loss/(profit) attributable to outside equity interest – Life insurance business	(610)	(365)	16	(6)	(5)
Net profit attributable to outside equity interest – Other	—	(9)	(8)	—	—
Distributions on other equity instruments	(204)	(187)	(183)	(187)	(213)
Movement in the excess of net market value over net assets of life insurance controlled entities	(335)	137	160	155	(510)
Income tax expense/(benefit) on movement in the excess of net market value over net assets of life insurance controlled entities	(10)	(153)	40	(3)	177
Amortisation of goodwill	98	103	98	101	167
Cash earnings	3,681	3,077	4,070	3,439	1,704
Adjusted for
Significant revenue	(2,493)	(993)	—	(2,671)	(5,314)
Significant expenses	2,209	1,675	—	3,266	6,866
Income tax expense/(benefit) on significant items	(87)	(298)	—	(189)	384
Cash earnings before significant items	3,310	3,461	4,070	3,845	3,640

Average ordinary shareholder funds reconciliation
Total average equity (refer to note 39 in the financial report)	31,371	27,802	24,111	23,847	23,427
Adjusted for
National Income Securities (average)	(1,945)	(1,945)	(1,945)	(1,945)	(1,945)
Preference shares (average)	—	(227)	(730)	(730)	(730)
Trust Preferred Securities (average)	(975)	(975)	(5)	—	—
Trust Preferred Securities II (average)	(531)	—	—	—	—
Outside equity interest (average)	(4,281)	(3,314)	(852)	(68)	(67)
Average ordinary shareholder funds	23,639	21,341	20,579	21,104	20,685

	Group
	2005	2004	2003	2002	2001
Other information
Total staff
Full-time and part-time	40,689	47,025	45,206	46,642	49,710
Full-time equivalent (18)	38,933	43,517	42,540	43,202	47,597

	Group
	2005	2004	2003	2002	2001
Exchange rates (average and closing per A$1.00)
Average
British pound	0.4141	0.4055	0.3824	0.3622	0.3626
Euro	0.6024	0.5970	0.5648	0.5798	0.5880
United States dollar	0.7654	0.7265	0.6125	0.5324	0.5227
New Zealand dollar	1.0847	1.1254	1.1142	1.1992	1.2474
Closing
British pound	0.4326	0.3973	0.4072	0.3474	0.3354
Euro	0.6329	0.5799	0.5850	0.5528	0.5393
United States dollar	0.7617	0.7149	0.6804	0.5440	0.4928
New Zealand dollar	1.0991	1.0682	1.1446	1.1565	1.2135
United States dollar (per A$1.00)
Average (19)	0.7655	0.7263	0.6167	0.5329	0.5181
September 30	0.7643	0.7244	0.6797	0.5628	0.4946

On November 11, 2005 the noon buying rate was US$0.7309 per A$1.00.

	Group 2005
	November	October	September	August	July	June
United States dollar (per A$1.00)
High	0.7444	0.7636	0.7750	0.7743	0.7654	0.7809
Low	0.7271	0.7479	0.7559	0.7491	0.7393	0.7495

(1)      Includes amounts relating to National Europe Holdings (Ireland) Limited, the immediate parent entity of National Irish Bank Limited and Northern Bank Limited, to February 28, 2005.  The Group sold this entity on February 28, 2005.

(2)      Translated at the noon buying rate on September 30, 2005 of US$0.7643 = A$1.00.

(3)      Includes amounts relating to operating assets and operating platform of HomeSide US to February 28, 2002, sold on March 1, 2002, and SR Investment, Inc. (the parent entity of HomeSide US) to September 30, 2002, sold on October 1, 2002.

(4)      Includes amounts relating to Michigan National Corporation and its controlled entities to March 31, 2001.  The Group sold this entity on April 1, 2001.

(5)      Dividend amounts for a year represent the final and interim dividend in respect of that year, irrespective of when they are declared, determined and publicly recommended and includes issues under the bonus share plan in lieu of cash and the dividend reinvestment plan.  Dividends and book value per ordinary share and per American depositary share (ADS) calculations are based on year-end fully paid equivalent ordinary shares, adjusted for loans and rights issues as appropriate.  Dividend payout ratio is the dividend amounts for a year divided by cash earnings before significant items.  Refer to page 8 for a reconciliation of cash earnings before significant items and page 70 for an explanation of ‘non-GAAP financial measures’.

(6)      Net income, total assets and total equity adjusted to accord with US GAAP for 2004 and 2003 have been restated.  Refer to note 56 for further information. Where net income, total assets and total equity are used to calculate a financial ratio, comparative information has been restated for 2004 and 2003. Comparative information for periods prior to 2003 has not been restated as it is impracticable to do so.

(7)      The calculation to determine the market risk capital component of risk-weighted assets at September 30, 2005 and September 30, 2004 was carried out under the Standard Method as directed by APRA.  In previous years, the market risk capital component of risk-weighted assets was calculated using the Internal Model Method.  The Standard Method as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

(8)      Equity instruments comprise preference shares, National Income Securities, Trust Preferred Securities and Trust Preferred Securities II.

(9)      Refer to notes 8 and 56 in the financial report for an explanation of earnings per share.

(10)   The 2001 dilutive calculations have been restated to exclude certain anti-dilutive potential ordinary shares that were previously included, in order to comply with Australian Accounting Standard AASB 1027 “Earnings per share” and US Accounting Standard FAS 128 “Earnings per share”.

(11)   Refer to page 70 for explanations of ‘non-GAAP financial measures’.

(12)   Total shareholder return measures the growth in the value of the investment in shares, assuming reinvestment of dividends.  The calculation does not take into account taxation of returns nor franking credits.

(13)   Dividend amounts are translated into US dollars per ADS (representing five fully paid ordinary shares) at the exchange rate on each of the respective payment dates for interim and final dividends.  The 2005 final dividend of $0.83 per ordinary share is not payable until December 19, 2005.  Accordingly, the total US dollar dividend per ADS for 2005 cannot be determined until that date.

(14)   Statutory funds are excluded given the significant restrictions imposed by life insurance legislation, regulations and the regulators thereunder, on these assets. However, current Australian accounting requirements do not allow for these assets and liabilities to be separated and disclosed separately on the statement of financial position.  Refer to note 55 in the financial report for detailed discussion of the separation of assets from the Group’s total assets.

(15)   Refer to page 8 for a reconciliation of average ordinary shareholder funds.

(16)   Return represents net profit attributable to members of the Company after deducting distributions on other equity instruments.

(17)   As defined by APRA (refer to ‘capital resources’ on page 48).

(18)   Full-time equivalent employees (FTEs) includes part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

(19)   The daily average of the noon buying rates.

Business overview

Introduction

The Group is an international financial services group that provides a comprehensive and integrated range of financial products and services.

The Company traces its history back to the establishment of The National Bank of Australasia in 1858.  National Australia Bank Limited is a public limited company, incorporated on June 23, 1893 in Australia, which is the Company’s main domicile.  Its registered office is 24th floor, 500 Bourke Street, Melbourne Victoria 3000, Australia.  The Company operates under the requirements of the Banking Act 1959 (Cth) and the Corporations Act 2001 (Cth).

Globally, as at September 30, 2005, the Group had:

•      total assets of $420 billion;

•      $91 billion in assets under management and administration;

•      $425 billion in funds under custody and investment administration; and

•      7.7 million banking customers and 2.3 million wealth management customers.

Strategy and corporate principles

The Group has a clear and simple strategy to improve performance and generate sustainable returns to shareholders.

In 2004, a new Board and a new management team were appointed.  A new strategy was developed that has focused on four key drivers – simplifying the business, delivering sustainable revenue growth, driving culture change and improving compliance.

In 2005, the Group’s focus was on stabilising the performance of the regional and global businesses.  Good progress has been made in this direction but more work is required in some areas.

Going forward, the Group will move to build capability in each region with the ultimate aim of being truly competitive in all markets in which it operates.

A new set of corporate principles has also been established to ensure that new thinking and new actions are aligned with strategy.  The five principles are:

•      we will be open and honest;

•      we take ownership and hold ourselves accountable (for all our actions);

•      we expect teamwork and collaboration across our organisation for the benefit of all stakeholders;

•      we treat everyone with fairness and respect; and

•      we value speed, simplicity and efficient execution of our promises.

A number of action plans have been established to ensure that these principles are embedded and result in improved company performance.  The Group is on track to implement each of these action plans.

Business operating model

The business operating model is run along regional lines of business as follows:

•      Total Australia – comprises Australian Banking and Wealth Management Australia;

•      Total United Kingdom – comprises United Kingdom Banking and Wealth Management United Kingdom;

•      Total New Zealand – comprises New Zealand Banking and Wealth Management New Zealand; and

•      Institutional Markets & Services (global).

This is supported by the Group’s ‘Other’ business segment which includes streamlined functions that support all the regional businesses and comprises Group Funding and Corporate Centre activities.

Total Australia

The Total Australia region of the Group provides a broad range of banking and wealth management products and services that help its banking and wealth management customers fulfil their aspirations.

As well as lending and deposit taking, Total Australia includes the Australian acquiring, cards, custody and other transactional banking operations, as well as its wealth management activities in both Australia and Asia.  In addition to these activities, Total Australia encompasses HomeSide-branded products, the Custom Fleet business, National Australia Trustees, as well as various financial planning dealerships.

Total Australia incorporates an extensive distribution network to service customers at a location convenient to them.  At September 30, 2005, there were 87 integrated financial service centres (catering for customers’ financial advice needs), 220 business banking centres, 108 agribusiness locations, 19 private banking suites, 786 branches and agencies, and over 3,000 Australia Post GiroPost outlets.

Electronic distribution also provides customers with the choice to meet their financial needs via the internet, over the telephone, through more than 1,282 automatic teller machines (ATM) as at September 30, 2005, or through an extensive network of electronic funds transfer point of sale (EFTPOS) terminals.  There were over 1 million registered internet banking customers at September 30, 2005.

At September 30, 2005, Total Australia had 22,136 full-time equivalent employees.

2005 was a pivotal year for the future success of the Group in Australia, as the business responded to the challenges that emerged during the 2004 year.  Key actions taken by management during the reporting period included:

•      integrating wealth management and banking operations in a single division to reduce back-office duplication and facilitate cross-selling;

•      restructuring the region into distribution, product and support businesses to better reflect how customers choose to interact with the Group;

•      establishing a strong regional leadership team with a balance of external and internal appointments;

•      improving service standards and turnaround times;

•      addressing uncompetitive credit settings and restructuring front-line incentive payments to re-energise sales;

•      introducing new products and packages; and

•      making significant progress on regulatory and compliance projects, such as International Financial Reporting Standards (IFRS), Sarbanes-Oxley, and Basel II Capital Accord.

These actions have helped to stabilise the business and successfully reignited volume growth, particularly in lending with sound growth in core home and business lending during the year.  Wealth Management continues to benefit from strong underlying industry trends and investment returns.

These actions have also driven significant cultural and behavioural change within the Total Australia region.  Recent internal surveys have highlighted significant improvement in customer focus and in employees having clarity about what they need to do to help the region meet its goals and objectives.

Customer satisfaction has risen due to the Group’s commitment to improving the customer experience in the front line through branch refurbishment and service improvement.

The focus is now on rebuilding the business to ‘help our customers fulfil their aspirations’ and to deliver the service, relationships and innovation that customers value.

Four key themes will guide this rebuilding phase:

•      being a customer-centric organisation and supporting employees in delivery of a superior customer experience;

•      ensuring cost competitiveness through simplification of core processes and increasing quality;

•      rebuilding critical infrastructure; and

•      taking a portfolio view of the business to ensure a balance of current profit producers and future growth options.

Total Australia consists of the following divisions:

Business and Private Banking

The Business and Private Banking operation is a market leader in the provision of lending, deposit, transaction and merchant services to businesses and high net worth individuals in Australia.  Its success is based on trusted relationships with its over 800,000 customers built on an understanding of their financial needs and banking teams with specialist knowledge.  It also provides wealth management products and services to customers.

The Company is Australia’s largest business lender with a market share of 18.6% (source: RBA financial system, company data, September 2005), and largest business deposit-taker with a market share of over 26.0% (source: APRA banking system, company data, September 2005).

Business sales campaigns during the year have, so far, shown improved retention rates and boosted customer product holdings.  Also a wealth management campaign during 2005 has substantially increased the number of financial planners.

Growth has been driven by an increased awareness of specialist value creation and a change in performance management frameworks to maximise cross-selling opportunities.

Significant effort has been expended in process and systems improvements and ensuring that front-line staff have the right tools to focus on sustainable growth.  This effort will continue during the 2006 year.

Improvement of the service and support offered to business customers continues with the development of a new internet banking platform.  The ‘business plus’ line and decision tools for commercial security have been rolled out to enable more ‘on the spot’ decision making.  Ongoing innovation in transaction banking products continues to attract and retain new clients.

Other key focus areas include a redesign of the relationship management model, reinforcing sales capability, customer retention, growing deposits, cross-sales and industry specialisation.

Retail Banking

Retail Banking provides lending, deposit and transaction services to approximately 3.2 million retail customers through an extensive physical distribution and virtual distribution network.

Product initiatives continue to be developed to enhance the Group’s product offerings and boost sales through targeted campaigns, including:

•      expansion of low document home lending;

•      addressing deposit product gaps with the introduction of a high-yield internet account in September 2005;

•      introduction of low rate and Commonwealth Games credit cards; and

•      risk-based pricing for non-standard mortgage lending.

Key focus areas have included the establishment of an enhanced local market operating model, revitalising branches, improved support for front-line staff in sales and service delivery, and improving key processes essential to the customer experience.

Wealth Management (including Financial Planning and Third Party)

Under the MLC brand, Wealth Management provides investment, superannuation and insurance solutions to 1.9 million retail and corporate customers in Australia and Asia.  As at September 30, 2005, Wealth Management managed approximately $85 billion on behalf of its customers.

The Financial Planning and Third Party division manages Wealth Management’s relationship with its network of salaried, self-employed aligned and external financial planners, as well as mortgage brokers.  The division provides a range of tools and support services to financial planners and mortgage brokers including practice management support, financial planning software, and business growth and efficiency support.

Wealth Management has more than 3,000 aligned and salaried advisers and relationships with more than 3,000 external advisers in Australia and Asia at September 30, 2005.  At the same time, it has relationships with approximately 11,000 brokers.

In its core Australian market, as at June 30, 2005, MLC held the largest share of total individual risk business with a 15.4% share of inforce annual premiums (source: DEXX&R Life Analysis Report, date: June 30, 2005).  At the same time, it was ranked number one in market share of master trusts, with a 16.7% market share of funds under management (source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report, date: June 30, 2005).

MLC’s name has become synonymous with its multi-manager investment approach and in 2005 MLC celebrated its 20th anniversary as a multi-manager.  MLC is the fourth largest manager of managers operation in the world (source: Cerulli Associates Global Multi-manager Products Quantitative Update, 2005).

In 2005, principal activities shifted from integration restructuring to utilisation of the regional model to promote business strategies and deliver improved outcomes for customers.  Major achievements in 2005 included completing the roll-out of Adviser Central (a new integrated advice platform for financial advisers) and the launch of a number of new products on the MasterKey Custom platforms to provide greater flexibility for customers as they near retirement.

Wealth Management has also made significant progress on the Australian Securities and Investments Commission (ASIC) and Australian Prudential Regulation Authority (APRA) regulatory undertakings and has largely completed the compensation program for investors in a number of products that were adversely affected by October 2001 unit pricing reductions, as well as two associated historical unit pricing errors.

Asia

Total Australia is also responsible for the Group’s wealth management activities in Asia and from October 1, 2005 will also be responsible for the Group’s retail banking in Asia.

During the year, the Group consolidated its Asian footprint, using Hong Kong as its main base and established an Asian Management Board to oversee operations and consider emerging opportunities in the region.

The focus in Asia is now on operating in a way that better utilises capital and reduces risk, developing liability and investment opportunities, and supporting Australian customers doing business in Asia.

Refer to page 35 for detailed information of the financial performance of Total Australia.

Total United Kingdom

Total United Kingdom, consisting of UK Banking and Wealth Management UK, is the retailing arm of the Group that provides financial solutions to approximately 2.7 million customers in the UK.  At September 30, 2005, UK Banking and Wealth Management UK had 9,480 full-time equivalent employees.

The Group’s retail activities in the UK operate under two brands, Clydesdale Bank and Yorkshire Bank.  Clydesdale Bank has also opened a network of Financial Solutions Centres in the south of England.

Clydesdale Bank was established in 1838 in Glasgow, has a long history of support for Scottish industries and communities, and has been part of the Group since 1987.  With 203 branches at September 30, 2005, Clydesdale Bank is one of Scotland’s largest retail banks, as well as one of the country’s leading business banks.

Yorkshire Bank was founded in 1859 in Halifax, West Yorkshire, and today maintains a strong regional focus in the north of England and the Midlands.  Yorkshire Bank has a strong personal customer base and business capability.  Yorkshire Bank was acquired by the Group in 1990 and had 222 branches at September 30, 2005.

Each bank offers a broad range of financial products and services to both retail and business customers.  Complimenting this are the products and services provided by Wealth Management and Institutional Markets & Services, offering customers a further range of financial solutions.

In December 2004, the Group completed the legal entity merger of Clydesdale and Yorkshire Banks in order to reduce associated corporate and support infrastructure costs.

Northern Bank Limited and National Irish Bank Limited were sold on February 28, 2005, to Danske Bank A/S (refer to ‘other’ on page 14 for further information).  The Group is providing transitional services to Danske Bank A/S in respect of the Northern Bank Limited and National Irish Bank Limited operations to assist in the transition of ownership of those businesses.  These transitional services are being provided at cost and are expected to be in place for up to 18 months from the date of sale.

At September 30, 2005, the Group’s UK distribution network comprised 425 branches and 78 Financial Solutions Centres, supported by two customer contact centres, internet banking, telephone banking and 923 ATMs.

On March 30, 2005, the Group announced a provision of $266 million to cover costs of restructuring initiatives including the streamlining of operations, reductions in staffing levels and the reconfiguration of its distribution networks.  The restructuring will lead to a total reduction of approximately 1,700 positions across the UK over a 12-to-18 month period, together with the closure of approximately 60 Clydesdale Bank branches and 40 Yorkshire Bank branches, of which 22 have been closed at September 30, 2005.  This decision reflected the changing needs of customers and the different ways in which they are banking.  Other initiatives that resulted from the review included:

•      the realignment of the Total UK high street branch presence to reflect changing customer usage and needs, including the establishment of over 50 ‘flagship’ branches in key centres, which will also offer banking services to the micro-business segment.  By September 30, 2005, 57 of these flagship branches had opened;

•      investment to upgrade the internet banking platform with migration to the new platform commencing in late 2005;

•      investment to upgrade ATM software as well as continued expansion of the ATM network which has seen over 50 ATMs added;

•      upgraded telephone banking services with a drive to complete call sweeping for all branches; and

•      the provision of account access at any of the UK’s approximately 14,000 Post Offices outlets.

During the year, the Financial Solutions Centre concept was extended into Scotland and Northern England and, as at September 30, 2005, 46 centres were operating in this area, the remaining 32 having been opened across the south of England.  Financial Solutions Centres offer integrated business and private banking services to small-medium sized business customers.

Expansion into the mortgage intermediary market continued with the marketing of Clydesdale Bank branded mortgage products through third party distributors.  As at September 30, 2005, more than 300 relationships have been established, including with many of the UK’s leading brokers.

Work continued to improve productivity and the standardisation of processes and business operating models.  Further advances in the rationalisation and enhancement of products to a single product set supporting multiple brands and distribution channels were made, with the release of a new current account and an offset mortgage product.  Another area of focus is the rationalisation of suppliers to deliver enhanced purchasing power.

Attention has also been directed to further develop talent and the quality of leadership.  Several initiatives, such as the introduction of long service awards and more flexible working conditions, were introduced to attract and retain quality staff, particularly locally recruited managers.

Refer to page 37 for detailed information of the financial performance of Total United Kingdom.

Total New Zealand

Total New Zealand consists of New Zealand Banking and Wealth Management New Zealand, and at September 30, 2005 had 4,645 full-time equivalent employees.

New Zealand Banking includes Custom Fleet’s New Zealand operations and the retail banking arm of the Group in New Zealand, which operates under the Bank of New Zealand (BNZ) brand.  The retail banking operation which provides financial solutions for the Group’s 1.1 million customers in New Zealand at September 30, 2005, is the primary component of the Total New Zealand financial result.  Wealth Management New Zealand had approximately 300,000 customers based on accounts and policies at September 30, 2005.

The Group acquired BNZ in 1992.  BNZ is one of the largest financial service providers in New Zealand and has an increasingly strong brand position with comprehensive coverage in a very competitive New Zealand market.

BNZ has strong market share positions in business, agribusiness and cards.  A major component of BNZ’s longer-term strategy is to drive growth in key personal market segments of housing, small-medium enterprises (SMEs) and youth.  During the year, BNZ had success growing housing market share with its ‘Unbeatable’ home loan campaigns and launched innovative new products for the SME market.

The 2005 year saw BNZ reinvest further in its people, products and infrastructure. This continued investment in the franchise has seen gains in customer satisfaction, brand awareness and BNZ winning numerous awards for its Customer Contact Centres in recent times.  As a principal partner of the New Zealand 2006 Commonwealth Games team in Melbourne, BNZ has further enhanced its brand awareness and reinforced its values of leadership, empowerment and performance.

The ongoing enhancement of the physical distribution network, coupled with improved technology, automation and functionality through electronic and remote channels, continues to be a core strategy.  This, together with the strategic decision to discontinue the broker distribution channel, reflects BNZ’s vision to empower its customers with a range of convenient and cost-effective channels.

The distribution network at September 30, 2005 comprised of 179 outlets, 398 ATMs, and shared access to an extensive nationwide EFTPOS network.  BNZ also has well-established telephone banking capabilities, in addition to its internet banking service catering for more than 250,000 registered users as at September 30, 2005.

Refer to page 38 for detailed information of the financial performance of Total New Zealand.

Institutional Markets & Services

Institutional Markets & Services (IMS) provides debt financing, financial risk management and investor services and products to the Group’s customers, and is responsible for relationship management of financial institutions on a global basis and selected corporate relationships.

IMS has operations in Australia, the UK, New Zealand, US and Asia.  At September 30, 2005, IMS had 1,993 full-time equivalent employees.

The business has made considerable progress in addressing risk systems and procedures in accordance with APRA’s remedial actions and the ASIC enforceable undertaking.  A key outcome was the re-opening in May 2005 of the foreign currency options trading desk.  The Group is also progressing with its internal model re-accreditation.  The business continues to focus on a proactive approach to risk management and regulatory compliance.

In line with the broader group, the IMS cultural change agenda was underpinned by a range of initiatives, including the implementation of a leadership development program and a new incentive compensation scheme.

IMS is undertaking a comprehensive transformation of its leadership, structure, culture, product offering, systems and processes.  It includes a realignment of IMS’ global presence and significant investment back into the business.  This program will drive the way IMS does business.

A key part of the transformation program involved re-basing the business to create a platform for growth by focusing on key segments in core markets.  In May 2005, IMS announced plans to realign its activities in Asia to release capital in assets that were generating low returns, and focus on markets where the Group can build long-term, sustainable growth.  This involved consolidating operations in South Korea, Malaysia, Japan and Singapore to a regional hub in Hong Kong.  In August 2005, IMS aligned its UK large and mid-size corporate banking segments to focus on core corporate and middle market client relationships.

IMS has a number of initiatives underway to streamline and improve its operational platform.  These include the centralisation of service functions, the automation of manual processes and the introduction of One Name Trading, where trades can be booked in one name globally.

The Group achieved a number of accolades and awards during the year, including: number one mandated arranger of Australasian project finance loans for the nine months to September 30, 2005 (Dealogic Project Finance Review, date: October 2005); number one for Australian loan syndications to June 30, 2005 (source: Thomson Financial, date: second quarter 2005); best provider of domestic foreign exchange services in Australia in 2005, for both the corporate and financial institutions categories (source: Asiamoney, date: September 2005); and Vanilla Bond House of the year (source: Insto Magazine, date: January 2005).

IMS consists of the following divisions:

Global Markets

Focuses on traded products and financial risk management solutions.  Provides foreign exchange, money market, commodities and derivatives products globally through a dedicated 24-hour dealing capability.

Portfolio Management & Syndications

Acts as a manager and arranger of loan syndications which provide debt facilities for clients seeking funding for various transactions.  It is also responsible for managing the return on capital used to support loan transactions.

Credit Products

Provides clients with a range of short-term working capital and medium-to long-term facilities across a range of currencies.

Structured Products

Comprises global structured finance, securitisation, structured property, alternative investment products and strategic transactions businesses.

Financial Institutions

Manages the Group’s relationships with banks, investment banks, insurance companies, fund managers, governments and supranational borrowers and diversified finance companies.

Services

Responsible for the management of the IMS platform, including technology, operations, quantitative support, marketing and corporate affairs.

Refer to page 39 for detailed information of the financial performance of Institutional Markets & Services.

Other

The Group’s ‘Other’ business segment includes streamlined functions that support all the regional businesses and comprises Group Funding and Corporate Centre activities.  Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations.  Corporate Centre activities include the following non-operating units – Financial & Risk Management, People & Culture, and Group Development.

Sale of Northern Bank Limited and National Irish Bank Limited

On February 28, 2005, the Group sold the shares of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited (Irish Banks), to Danske Bank A/S for $2,493 million in cash, generating a profit on sale after all disposal costs, including taxation, of $1,043 million.

Competition

The Australian financial system is characterised by a large number of traditional and new players and well-developed equity and corporate bond markets.  There are four major national banks (including the Company) and many other financial conglomerates with national operations offering a complete range of financial services, as well as a number of smaller regional institutions and niche players.  Non-bank financial institutions have been a force in the Australian financial system, although many have demutualised over the past decade to capture capital-related and other competitive advantages.  Non-bank financial institutions offer a wide portfolio of products and services including insurance, investments and superannuation (pensions).

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

These forces are evident across all of the Group’s businesses in each of its geographic markets.  Within the broader financial services industry, increased competition has led to a reduction in operating margin partly offset by fees and other non-interest income and increased efficiencies.  The latter has been largely achieved through greater investment in new technologies for processing, manufacturing and retailing products and services.  These trends towards increasingly-contestable markets offering improved access, wider choice and lower prices are expected to continue in the future.

Regulation of the financial services system

Australia

APRA is the prudential regulator of the Australian financial services industry, including authorised deposit-taking institutions (ADIs), life and general insurance companies, reinsurance companies, friendly societies and most members of the superannuation industry.  ADIs are bodies corporate such as banks, credit unions and building societies that are authorised by APRA to conduct banking business in Australia.

The Reserve Bank of Australia (RBA) has overall responsibility for monetary policy, financial system stability and, through a Payments System Board, payment system regulation including the operations of Australia’s real-time gross settlement system.

ASIC enforces and regulates company and financial services laws to protect consumers, investors and creditors.  ASIC is an independent government body that regulates financial markets, corporations, securities, futures and consumer protection in superannuation, insurance and deposit taking.

ASIC has granted the Group its Australian Financial Services Licences issued pursuant to the Corporations Act 2001 (Cth).  The Group’s Australian operations are operating under 19 licences representing the wide variety of financial services that it offers.  For a discussion of enforceable undertakings given by the Company to ASIC, refer to the ‘report of the directors’ on page 105.

The Australian Competition and Consumers Commission (ACCC) administers the Trade Practices Act 1974 (Cth).  The ACCC promotes competition and fair trade in the market place to benefit consumers, business and the general community.

Consumer affairs offices in each State and Territory are responsible for specific credit and fair trading legislation.  Financial transaction reporting legislation is federally monitored by the Australian Transaction Reports and Analysis Centre.

The Banking Act 1959 (Cth) allows APRA to issue prudential standards that, if breached by ADIs or groups containing ADIs, can trigger legally enforceable directions.  Under the Banking Act 1959 (Cth), APRA has strong and defined powers to direct the activities of an ADI in the interests of depositors or when an ADI or a group containing an ADI has contravened its prudential framework.  These ‘direction powers’ enable APRA to impose corrective action without taking the step of assuming control.  The Banking Act 1959 (Cth) also requires an ADI to inform APRA of breaches of prudential requirements and of any materially adverse events (whether in respect of an ADI in a group or the overall group containing that ADI).  The Banking Act 1959 (Cth) also provides for the disqualification and removal of certain persons from acting as a director or senior manager of an ADI.

APRA has issued prudential standards covering liquidity, credit quality, market risk, capital adequacy, audit and related arrangements, large exposures, associations with related entities and group risk management, outsourcing, business continuity management, funds management and securitisation, and risk management of credit card activities.  APRA has issued draft prudential standards covering ‘governance’ and ‘fit and proper’ requirements with the latter including proposals for a definition of ‘responsible persons’.  These draft prudential standards, when finalised, will provide a range of minimum corporate governance standards and director and senior manager probity requirements to be applied by APRA regulated institutions.  Further, APRA is in the process of fully updating its suite of capital adequacy standards to reflect the introduction of the Basel II Capital Accord framework (refer to further discussion under ‘changing regulatory environment’ on page 16).

APRA requires ADIs to provide regular reports covering a broad range of information, including financial and statistical data relating to their financial position and prudential matters.  APRA gives special attention to capital adequacy (refer to ‘capital adequacy’ on page 48 for current details), sustainability of earnings, loan loss experience, liquidity, concentration of risks, potential exposures through equity investments, funds management and securitisation activities, and international banking operations.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from ADIs with selective on-site visits by specialist teams to overview discrete areas of banks’ operations.  These include asset quality, balance sheet, interest rate risk management, market risk and operational risk reviews and formal meetings with ADIs’ management and external auditors.

APRA also formalises a consultative relationship with each ADI’s external auditor with the agreement of the ADI.  The external auditors provide additional assurance to APRA that prudential standards applying to ADIs are being observed, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas selected at the annual meeting between the ADI, its external auditor and APRA.  In addition, each ADI’s chief executive officer attests to the adequacy and operating effectiveness of the risk management systems established to monitor and manage the key risks facing the ADI group.

Under APRA’s prudential framework, the Company is required to obtain APRA’s prior approval for the establishment or acquisition of a regulated presence domestically or overseas.  There are also prior consultation requirements whereby the Company must consult with APRA before establishing or acquiring a subsidiary (other than certain special purpose financing entities), committing to acquire more than a 10% equity interest in an entity that operates in the field of finance, or in certain circumstances taking up an equity interest in an entity in a workout situation.  Further, under section 63 of the Banking Act 1959 (Cth), without the consent of the Treasurer of the Commonwealth of Australia, no ADI may enter into any agreement or arrangement for the sale or disposal of its business (by amalgamation or otherwise), or for the carrying on of business in partnership with an ADI, or effect a reconstruction.

Wealth Management is regulated by both ASIC and APRA.  ASIC administers legislation relating to Wealth Management’s key financial services, including managed investments, superannuation, retirement income streams and insurance.  Its role is to ensure industry participants comply with legislation, while promoting fair, confident and informed participation in the Australian market by investors and consumers.  APRA provides prudential regulation through the oversight of Wealth Management’s life insurance companies and approved trustees of superannuation funds and ‘responsible entities’ of managed investment schemes.  As with ADIs, APRA undertakes both off-site and on-site assessment of this activity at both a Wealth Management group and individual entity/business line level.  APRA’s industry focus over the past year has been on the re-licensing of approved trustees.

Non-Australian jurisdictions

APRA, under the international Basel framework, assumes the role of ‘home banking supervisor’ and maintains an active interest in overseeing the operations of the Group, including its offshore branches and subsidiaries.

The Group’s branch and banking subsidiaries in the UK are subject to supervision by the Financial Services Authority (FSA).  The Group’s banking subsidiary in New Zealand is subject to supervision by the Reserve Bank of New Zealand (RBNZ).  In other offshore areas of banking and wealth management activity, the Group is subject to the operating requirements of relevant local regulatory authorities.

The local UK regulatory frameworks are broadly similar to those in force in Australia, which incorporate risk-based capital adequacy guidelines in accordance with the framework developed by the Basel Committee on Banking Supervision.  The FSA also regulates the Group’s UK wealth management operations, and is responsible for maintaining market confidence, promoting public awareness, protecting customers and reducing financial crime.  The FSA has also introduced over the past year, comprehensive frameworks addressing the provision of mortgage and general insurance.

In New Zealand, the emphasis of the RBNZ’s regulatory approach is primarily on enhanced disclosure and directors’ attestations to key matters.

Under conditions of registration, banks are required to comply with minimum prudential and capital adequacy requirements.  The RBNZ monitors banks’ financial condition and conditions of registration, off-site, principally on the basis of published disclosure statements.

The Group’s largest branch in the Asian region is in Hong Kong.  The primary regulator in Hong Kong is the Hong Kong Monetary Authority, which is responsible for maintaining monetary and banking stability by regulating banking business and deposits and the supervision of authorised institutions.  The Group also conducts wealth management operations in Hong Kong, and is regulated by the Hong Kong Insurance Authority and the Securities Futures Commission.

In the United States (US), branch operations are subject to supervision by the Office of the Comptroller of the Currency.  The other key regulators of financial services are the Securities and Exchange Commission (SEC), the Board of Governors of the Federal Reserve System and the Office of Foreign Assets Control.

Anti-money laundering

In most countries in which the Group operates, measures have been adopted to combat use of the financial system for money laundering, as well as to restrict the financing capacity of terrorists and their organisations.  The Group continues to develop its business practices and systems for the detection and prevention of transactions that may involve prescribed terrorists or money laundering.

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

In relation to financial reporting, all of the disclosure requirements introduced by CLERP 9 have taken effect for the Group in 2005.

APRA fit and proper and governance standards

APRA’s draft fit and proper prudential standard requires ADIs to have in place a board approved fit and proper policy.  Assessments of fitness and proprietary against a number of criteria must be applied to persons prior to their appointment to a ‘responsible person’ position.  The draft standard also requires ‘material’ or ‘strategically important’ subsidiaries of ADIs to comply with these requirements.

APRA’s draft governance standard is intended to ensure that board members have access to appropriate independent expertise and that the composition of the boards of ADIs reflects the need for both appropriate independent oversight and industry experience.  The draft governance standard stipulates specific requirements for the composition of ADI boards with respect to size, independence and board renewal.  ADIs must also establish board audit and board risk committees, and have an independent internal audit function.  In addition, the standards also contain provisions regulating the independence of external auditors.

Basel II Capital Accord

In 1988, the Bank for International Settlements (BIS) developed the Basel Capital Accord that set out international benchmarks for assessing banks’ capital adequacy requirements.  In response to changes in banking practices, BIS reviewed the Basel Capital Accord and released a revised regulatory framework known as the Basel II Capital Accord (Basel II).

APRA supports the introduction of the revised framework, which is expected to commence in Australia at the start of calendar year 2008.

The new framework proposes changes to the measurement of banks’ minimum regulatory capital requirements and additional identification of risk types.  The framework is structured on:

•      minimum capital requirements;

•      key principles of supervisory review processes; and

•      market discipline (public disclosure).

APRA has released draft prudential standards in conformity with Basel II.  The draft standards released contain the framework for determining capital requirements for credit risk and operational risk using either standardised regulatory methods, or more sophisticated internal model based approaches.  APRA is expected to issue further draft Basel II prudential standards in relation to market risk, interest rate risk in the banking book, securitisation, supervisory review process and market discipline.

Consistent with APRA requirements, the Group has submitted its application for Basel II accreditation.  This forms part of an accreditation process that will continue through to calendar year 2007.

The Group continues to monitor developments and is working with its key regulators in Australia and overseas to ensure that the Group’s Basel II program aligns with regulatory requirements.

International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian equivalents to International Financial Reporting Standards (AIFRS) for financial years commencing on or after January 1, 2005.  The adoption of AIFRS is expected to have a material effect on the Group’s reported financial performance and position.

The Group has evaluated the impacts of the relevant AIFRS.  Refer to note 2 in the financial report for information on the impact of the adoption of AIFRS by the Group.

Payment system reforms in Australia

In February 2005, the RBA released a consultation document for EFTPOS and Visa that contains a draft standard that significantly reduces interchange fees for both these payment instruments.

Members of the Australian Payments Clearing Association have also been working with the RBA on revised access arrangements to the EFTPOS system for some time.  This work has now moved to a phase of engagement between organisations that will become access providers, and between existing access providers and the RBA, with a view to finalising the access code and other elements of the access regime.

RBNZ outsourcing policy

Following its consultation paper released in November 2004, the RBNZ subsequently released a draft outsourcing policy in October 2005.  Discussions are underway with the RBNZ to determine the practical effect of the draft policy’s requirements on the present configuration of outsourced services.  It is anticipated that the outsourcing policy will be finalised in the final quarter of 2005.

UK domestic reforms to retail financial services regulation

There have been substantial policy reforms underway in the UK initiated by the UK Government and the UK FSA.  These include depolarisation (easing restrictions on the alignment between financial advisers and product issuers), reforming soft commission rules and extending regulation to general insurance and mortgage business.

Mortgages have been subject to FSA regulation since October 2004.  The Group has re-engineered its platforms in the UK to streamline compliance with pre-sale and post-sale regulation of mortgages that came into effect at that time.

General insurance has also come within the ambit of the FSA’s regulation for the first time from January 2005.  Any entity involved in the broking of insurance needs to be authorised as an insurance intermediary.  The Group has identified the relevant entities and obtained the required authorisations.

UK Consumer Credit Act 1974

The provision of credit to personal consumers in the UK has been regulated since 1974 by the Consumer Credit Act 1974 (CCA).  The CCA regulates all aspects of lending to consumers including advertising, documentation and default procedures.  The CCA regulations were updated in October 2004 and May 2005, the objectives being to introduce clearer and fairer advertising, to provide borrowers with more comprehensive information about the credit for which they are applying and to introduce more equitable ways of charging customers who wish to settle loans early.  To ensure compliance with the regulations, the Group has updated all its consumer credit advertising material and re-engineered its systems and procedures to introduce new forms of documentation and a revised method of calculating early settlement amounts on fixed rate loans.

Further changes to consumer lending legislation are planned with the enactment of the Consumer Credit Bill in 2006 or 2007.

Internal control reporting under the US Sarbanes-Oxley Act of 2002

Taking effect in the 2006 year, the Sarbanes-Oxley Act of 2002, and associated US SEC rules and US Public Company Accounting Oversight Board auditing standards, will require the Company to include in its annual report a report of management on the Company’s internal control over financial reporting.  The internal control report will be required to include management’s assessment of the effectiveness of internal control over financial reporting and must be audited.  The Group has a project in place to enable management to evaluate and report on internal control over financial reporting to the level of detail required by the legislation and associated rules and auditing standards.

Organisational structure

National Australia Bank Limited is the holding company for the Group, as well as the main operating company.  During 2005, the Company had seven wholly-owned main operating subsidiaries: Bank of New Zealand, Clydesdale Bank PLC, MLC Limited, National Australia Financial Management Limited, National Irish Bank Limited, Northern Bank Limited and Yorkshire Bank.  In December 2004, the Group completed the legal entity merger of Clydesdale and Yorkshire Banks in order to reduce associated corporate and support infrastructure costs.

On February 28, 2005, the Company completed the sale of Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S.  For further information on the sale of Northern Bank Limited and National Irish Bank Limited, refer to page 30.

Refer to note 43 in the financial report for details of the principal controlled entities of the Group.

Description of property

The Group operates around 1,828 outlets and offices worldwide, of which 55% are in Australia, with the largest proportion of the remainder being in the UK.  Approximately 14% of the 1,828 outlets and offices are owned directly by the Group, with the remainder being held under commercial leases.

The Group’s premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and foreseeable future requirements.

Certain legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.

On August 29, 2003, a civil class action complaint was filed in the US District Court, Southern District of New York, against the Group and others for alleged violations of the US federal securities law relating primarily to disclosure concerning the valuation of the mortgage servicing rights held by HomeSide US (sold in October 2002).  The complaint failed to specify any quantum of damages.  The plaintiffs in the complaint filed their consolidated amended class action complaint on January 30, 2004, and the Group moved to dismiss the consolidated amended class action complaint on March 11, 2004.  It is anticipated that the court will rule on the motion to dismiss during the 2006 year.

On February 26, 2004, the Company announced that it had received a document request from the US SEC as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to auditor independence (refer below).  In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities, including the foreign currency options unauthorised trading matter and HomeSide US.

The Group does not consider that the outcome of any proceedings, either individually or in aggregate, is likely to have a material effect on its financial position.  Where appropriate, provisions have been made.  For information on the in principle heads of agreement settlement by the Company with the Australian Taxation Office of a tax dispute in relation to the TrUEPrSSM capital raising transaction, refer to note 5(a) in the financial report.  For further information on contingent liabilities of the Group including disputes with the Australian Taxation Office and the New Zealand Inland Revenue Department, refer to note 44 in the financial report.

Certain services provided by the external auditor and SEC investigation – matters related to independence

The Company is subject to both Australian and US auditor independence rules. The US rules apply to the Company as it is a registrant and files reports with the US SEC.

From time to time, the Company has engaged major accounting firms to furnish employees to supplement its own staff in performing services for the Group.  The Company has no centralised method to identify such employees; however, during 2003 and prior years, KPMG employees performed non-audit services for the Group, including loan reviews in the Credit Restructuring unit in Australia and in the tax and internal audit functions, while on secondment to entities within the Group.  KPMG was the external auditor of the Company until January 31, 2005.  All KPMG internal audit secondments were terminated by the end of the 2002 year and all KPMG secondments ceased from around the end of the 2003 year.  While KPMG has reported that some of these engagements are potential violations of the SEC’s independence rules, KPMG has advised the Company that it does not consider its independence to have been compromised as a result of these engagements.

The provision of loan review services was brought to the attention of the Audit Committee in October 2003 and an internal review of the matter was conducted by management under the supervision of the Audit Committee.   The Company and KPMG have also provided information about these services to Australian regulators and the SEC.

The Company has received a document request from the SEC Division of Enforcement as part of an investigation into certain Australian registrants and public accounting firms.  The SEC Division of Enforcement has requested documents and information and is investigating issues since at least as early as October 1, 2000 (the commencement of the 2001 year) regarding auditor independence and regarding the Company’s accounting and internal controls, including the foreign currency options unauthorised trading matter and HomeSide US.

KPMG has also informed the Company and the SEC that during the 2004 year, 12 KPMG professionals maintained savings or checking accounts and three had loans with the Company that are not permitted by the SEC’s auditor independence rules.  KPMG has advised the Company that upon discovery of these accounts and loans, the KPMG professionals were removed from their assignments, the accounts and loans were closed and review or reperformance of the work undertaken by such professionals was conducted by a more senior member of the audit team.  KPMG has also advised that during 2003 and 2002, a number of KPMG professionals maintained savings or checking accounts with the Company.  While the holding of these savings/checking/loan accounts constituted violations of the SEC independence rules, KPMG has advised the Company that it does not consider its independence to have been compromised as a result of these accounts and loans.

The SEC is also reviewing services of KPMG relating to potential or actual borrowers from the Company, such as acting as receiver and manager, investigating accountant, monitoring consultant and an agent for a mortgagee in possession, and legal services provided to the Group by a UK law firm formerly affiliated with KPMG.

Effective for the Company’s 2005 year, Ernst & Young became the Company’s external auditor.

The SEC Division of Enforcement has also requested information about the Company’s investment in HomeSide US, which resulted in the recognition of a $1,323 million (after tax) impairment loss on mortgage servicing rights (MSRs), $1,436 million provision for changes in valuation assumptions to reduce the carrying value of the MSRs to an estimated market sale value and a $858 million goodwill write-down in 2001.  Investigations conducted into the circumstances which led to these losses concluded that one of the causes of the write-down of the HomeSide US asset was the existence of deficiencies in the staffing and structure of the risk management area within HomeSide US and noted that the absence of a Group executive located at HomeSide US resulted in areas of risk management weakness that the Group identified not being corrected as immediately or rigorously as the Group directed.

The Company has also provided to the SEC information about the Company’s unauthorised foreign currency options trading announced in January 2004.  For a discussion of the foreign currency options trading losses, refer to the ‘report of the directors’ on page 105 and ‘disclosure controls and procedures and internal control over financial reporting’ on pages 65 to 66.  The SEC has also requested information about the Company’s former head of risk management who, prior to joining the Group in July 2001, had been the KPMG engagement partner for the Company’s audit.  He departed in March 2004 in connection with a review of senior management following the foreign currency options unauthorised trading matter discussed above.

While the Company cannot predict action the SEC may take in response to its investigation, it has authority to impose or negotiate a broad range of possible sanctions for any breaches.  These could include requiring the Company to make a monetary payment, entry of a cease-and-desist order or injunction requiring the Company to cease future violations of the securities laws or face substantial monetary sanctions, and requiring the Company to improve the Company’s internal controls or policies, change or curtail the Company’s business, change the Company’s management or take other steps, such as engaging an independent consultant to evaluate and report on the Company’s controls, policies or other matters and the Company’s progress towards improvement within mandated timeframes.  The SEC could also require the Company to engage an accounting firm other than KPMG to perform procedures and report on aspects of the Company’s accounts or financial statements relevant to areas raising auditor independence concerns.  However, as stated above, the Company cannot predict the outcome of the SEC investigation.

Financial review

Summary of financial performance

	Group
	2005	2004	2003
	$m	$m	$m
Net profit attributable to members of the Company	4,132	3,177	3,955
Adjust for significant items:
Significant revenue	(2,493)	(993)	—
Significant expenses	2,209	1,675	—
Attributable income tax benefit	(87)	(298)	—
Significant items after tax	(371)	384	—
Net profit attributable to members of the Company before significant items	3,761	3,561	3,955

Net profit attributable to members of the Company	4,132	3,177	3,955
Adjust for:
Distributions on other equity instruments	(204)	(187)	(183)
Significant items after tax	(371)	384	—
Movement in the excess of net market value over net assets of life insurance controlled entities	(335)	137	160
Attributable income tax (benefit)/expense	(10)	(153)	40
Amortisation of goodwill	98	103	98
Cash earnings before significant items	3,310	3,461	4,070

Year ended September 30, 2005 compared with year ended September 30, 2004

Net profit attributable to members of the Company of $4,132 million in 2005, increased $955 million or 30.1% compared with 2004.  Net profit of $4,742 million in 2005, increased $1,191 million or 33.5% compared with 2004.

Significant items are those individually significant items included in net profit.  The current year result included the following after-tax significant items:

•      net profit of $1,043 million on the sale of Northern Bank Limited and National Irish Bank Limited (Irish Banks) on February 28, 2005;

•      restructuring costs of $606 million;

•      provision for settlement of tax dispute on TrUEPrSSM of $97 million;

•      reversal of a provision in relation to foreign currency options trading losses, of $24 million; and

•      reversal of prior year restructuring provisions of $7 million.

The 2004 result included $384 million (after tax) of net significant expenses.

Net profit attributable to members of the Company before significant items of $3,761 million in 2005, increased $200 million or 5.6% compared with 2004.  Cash earnings (before significant items) of $3,310 million in 2005, decreased $151 million or 4.4% compared with 2004.

Net interest income of $7,082 million in 2005, was $109 million or 1.5% lower than 2004.  This result reflects the loss of net interest income from the sale of the Irish Banks and a decrease in the net interest margin from 2.35% to 2.20%, partly offset by growth in housing lending and improved business lending.  The fall in margin largely resulted from the continued strong growth in lower margin mortgages and fixed rate lending within the retail banking business in all regions, as well as a reduction in contribution from the Markets division of Institutional Markets & Services, reflecting a flat yield curve environment.

Net life insurance income increased by $660 million from $1,012 million in 2004 to $1,672 million in 2005.  This was driven by an increase in investment earnings resulting from the continued strong performance in global equity markets and favourable claims experience, partly offset by a decrease in premium revenue and an increase in policy liabilities.

Other banking and financial services income of $5,102 million in 2005, was $271 million or 5.6% higher than 2004.  This outcome reflects:

•      profit from the sale of UK property transactions in September 2005;

•      growth in loan fees from banking, reflecting bill fee growth in Australia and the impact of growth from introduction of third party distribution channels and expansion of the integrated financial solutions centres in the UK;

•      growth in trading income reflecting an improved trading environment, resulting in increased activity in foreign exchange and interest rate derivatives;

•      growth in fees and commissions reflecting higher activity in the master custody and cards businesses;

•      growth in other income relating to transitional service income from Danske Bank A/S connected to the sale of the Irish Banks;

•      growth in management fee income in wealth management products, partly offset by:

•      lower dividend income following the sale of investments in 2004; and

•      the impact of the sale of the UK custodian business to the Bank of New York in September 2004.

The movement in the excess of net market value over net assets of life insurance controlled entities was a profit of $335 million in 2005, an increase of $472 million as compared to a loss of $137 million in 2004.  This has been impacted by the effect of assumption and experience changes underlying the valuation.

Personnel, occupancy-related and general expenses of $7,304 million in 2005, were $492 million or 7.2% higher than 2004.  This outcome reflects:

•      growth in personnel expenses (excluding superannuation) reflecting higher annual salaries net of a reduction in average staff numbers, and higher performance-based remuneration in the 2005 year;

•      higher superannuation expenses due to a superannuation contribution holiday in Australia reducing the prior year superannuation expense;

•      higher occupancy-related costs as a result of annual rent increases and the full occupation of the second Docklands building in Melbourne;

•      costs of $56 million associated with the Northern Bank Limited robbery in December 2004;

•      costs of $49 million awarded against the Group associated with the outcome of a legal action in South Korea;

•      growth in general expenses relating to the provision of transitional services to Danske Bank A/S connected to the sale of the Irish Banks; and

•      an increase in non-lending losses, primarily reflecting costs associated with customer overcharging for the Choice package, BAD tax and fixed rate interest-only loans.

The charge to provide for doubtful debts of $534 million in 2005, was $25 million or 4.5% lower than 2004, due to reduced statistical provision charges arising from the exiting of low-yielding assets in Institutional Markets & Services, partly offset by strong volume growth.

Income tax expense relating to ordinary activities of $1,797 million in 2005, was $607 million or 51.0% higher than 2004, reflecting higher profits before tax and increased tax expense attributable to the statutory funds of the life insurance business.  In addition, in 2005, income tax expense has been impacted by a one-off tax benefit of $289 million in relation to the non-assessable profit on the sale of the Irish Banks and non-assessable income of $110 million relating to wealth management revaluation income.  This was partly offset by the significant income tax item in respect of the provision for the settlement of a tax dispute with the Australian Taxation Office of $97 million in respect of the TrUEPrSSM tax matter.  Income tax expense is also impacted by wealth management products and international activities, to which a wide range of tax rates are applied.

Year ended September 30, 2004 compared with year ended September 30, 2003

Net profit attributable to members of the Company of $3,177 million in 2004, decreased $778 million or 19.7% compared with 2003.  Net profit of $3,551 million in 2004, decreased $396 million or 10.0% compared with 2003.

The 2004 year result included the following after-tax significant items:

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

Net interest income of $7,191 million in 2004 was $228 million or 3.1% lower than 2003.  This was driven by a decrease in the net interest margin from 2.53% to 2.35%, partly offset by lending growth.  The fall in margin largely resulted from the strong growth in lower margin mortgages and fixed rate lending within the retail banking business, as well as a reduction in contribution from the Markets and Specialised Finance divisions of Institutional Markets & Services.

Net life insurance income increased by $568 million from $444 million in 2003 to $1,012 million in 2004.  This was driven by an increase in investment earnings resulting from improved performance in global equity markets and favourable claims experience, partially offset by an increase in policy liabilities.

Other banking and financial services income of $4,831 million in 2004, was $179 million or 3.6% lower than 2003.  This outcome reflected:

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

•      flat loan fees from banking; and

•      growth in the fleet management and custody businesses following acquisitions.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $137 million in 2004, an improvement of $23 million from 2003, impacted by the effect of assumption and experience changes underlying the valuation, and the impact of the election to consolidate under the Australian tax consolidation regime.

Personnel, occupancy-related and general expenses of $6,812 million in 2004, were $458 million or 7.2% higher than 2003.  This outcome reflected:

•      increased costs associated with the European defined pension funds, partly offset by a superannuation contribution holiday in Australia reducing Australian defined contribution superannuation expenses;

•      higher personnel costs (excluding pensions) reflecting salary increases and growth in staffing levels;

•      growth in costs associated with major Group-wide projects – Basel II Capital Accord and International Financial Reporting Standards;

•      higher occupancy-related costs as a result of annual rent increases and relocation costs;

•      increased advertising and marketing costs, including the sponsorship of the 2006 Melbourne Commonwealth Games;

•      higher software amortisation across the business reflecting prior year investment in infrastructure; and

•      $26 million write-off of development work associated with the Integrated Systems Implementation program.

The charge to provide for doubtful debts (before significant items) of $559 million in 2004, was $74 million or 11.7% lower than 2003.  The charge was favourably impacted by the continued focus on credit quality across the business.

Income tax expense relating to ordinary activities of $1,190 million in 2004, was $491 million or 29.2% lower than 2003.  Income tax expense was impacted by wealth management products and international activities, to which a wide range of tax rates are applied.  In addition, the decision to elect to consolidate under the Australian tax consolidation regime resulted in a tax benefit of $150 million recognised in the 2004 year, due to the reset tax values of assets of life insurance subsidiaries within the wealth management business.  Further, the income tax expense was impacted by the decision not to book a tax benefit on the interest expense relating to exchangeable capital units following the receipt of an Australian Taxation Office assessment.

Adjusted to accord with US GAAP

Adjusted to accord with US GAAP, consolidated net income for the year to September 30, 2005 was $3,908 million compared to $2,781 million in 2004 and $3,667 million in 2003.  Refer to note 56 in the financial report for additional information on the reconciliation with US GAAP and other US GAAP disclosures.

Summary of financial position

	Group
	2005	2004	2003
	$m	$m	$m
Assets
Cash and liquid assets	8,430	8,080	8,405
Due from other financial institutions	15,477	23,494	29,234
Due from customers on acceptances	27,627	16,344	19,562
Trading derivatives	13,959	17,939	23,644
Trading, available for sale and investment securities	27,280	40,371	38,884
Life insurance business investments	50,500	41,013	35,846
Loans and advances	260,053	247,836	225,735
All other assets	16,262	16,232	16,161
Total assets	419,588	411,309	397,471
Liabilities
Due to other financial institutions	36,322	43,768	55,241
Liability on acceptances	27,627	16,344	19,562
Trading derivatives	12,407	16,150	21,479
Deposits and other borrowings	209,079	219,028	198,483
Life insurance policy liabilities	42,123	36,134	32,457
Bonds, notes and subordinated debt	39,238	32,573	24,257
Other debt issues	1,559	1,612	1,743
All other liabilities	16,953	15,934	17,038
Total liabilities	385,308	381,543	370,260
Total equity	34,280	29,766	27,211
Total liabilities and equity	419,588	411,309	397,471

September 30, 2005 compared with September 30, 2004

Total assets at September 30, 2005 increased to $419,588 million from $411,309 million at September 30, 2004.  The sale of the Irish Banks on February 28, 2005 removed $16,374 million from the September 30, 2004 statement of financial position.  Excluding this and the impact of exchange rate movements, total assets (in Australian dollar terms) grew $34,796 million or 9.0% during the year.

Excluding the Irish Banks, the growth in total assets was primarily driven by the growth in loans and advances, due from customers on acceptances, and life insurance business investments.  This was partly offset by declines in due from other financial institutions, trading derivatives, trading securities, available for sale securities and investment securities.

Net loans and advances (excluding the impact of the sale of the Irish Banks) increased $25,299 million or 10.8% to $260,053 million at September 30, 2005.  This increase primarily reflects strong growth in housing lending across all regions and solid business term lending growth, particularly in Australia.

Due from customers on acceptances increased $11,283 million or 69.0% from $16,344 million at September 30, 2004 to $27,627 million at September 30, 2005, and are offset by a corresponding increase in liabilities from acceptances.  Excluding the impact of the buy-back of the Company’s accepted bills, volumes have grown 15.1% from September 30, 2004.  Bill acceptances continue to be a preferred product for business customers as a result of favourable pricing arrangements and flexibility.

Investments relating to life insurance business increased by $9,487 million or 23.1% to $50,500 million at September 30, 2005; however, this was largely offset by an increase in life insurance policy liabilities, which increased $5,989 million or 16.6% to $42,123 million at September 30, 2005.  This growth resulted from continued strong market conditions increasing asset values.

Amounts due from other financial institutions decreased by $6,858 million or 30.7% (excluding the impact of the sale of the Irish Banks) to $15,477 million at September 30, 2005.  This was driven by a reduction in reverse repurchase agreements, as well as certificate of deposits and loans held, following the Group’s strategic decision to release capital invested in low-yielding assets in the Institutional Markets & Services business.

Marketable debt securities (trading securities, available for sale securities and investment securities) decreased $13,091 million or 32.4% to $27,280 million at September 30, 2005.  The decrease in these securities follows the Group’s strategic decision to release capital invested in low yielding assets so as to improve returns in the Institutional Markets & Services business.

Trading derivative assets decreased by $3,980 million or 22.2% to $13,959 million; however, this was offset by a decrease in trading derivative liabilities, which decreased $3,743 million or 23.2% to $12,407 million.

Total liabilities at September 30, 2005 increased to $385,308 million from $381,543 million at September 30, 2004.  The sale of the Irish Banks on February 28, 2005, removed $15,272 million from the September 30, 2004 statement of financial position.  Excluding this and the impact of exchange rate movements, total liabilities (in Australian dollar terms) grew $27,177 million or 7.6% during the year.

The growth in total liabilities was primarily driven by the growth in liability on acceptances (refer above), life insurance policy liabilities (refer above), and bonds, notes and subordinated debt.  This offset declines in due to other financial institutions and trading derivatives (refer above).

Bonds, notes and subordinated debt increased by $6,665 million or 20.5% to $39,238 million at September 30, 2005.  The Group has a number of funding programs available, and the increase reflects further issues of the Group’s Euro and Domestic medium-term notes programs undertaken to fund asset growth and re-finance of maturing short-term and long-term debt.  The increase also reflects the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues.

Due to other financial institutions (excluding the impact of the Irish Banks sale) declined $5,672 million or 13.5% to $36,322 million at September 30, 2005.  This decrease was driven by a reduction in repurchase agreements activity and deposits held, and is consistent with the Group’s strategic decision to release capital invested in low yielding assets in the Institutional Markets & Services business, which has reduced funding requirements.

Total equity in the Group increased from $29,766 million at September 30, 2004 to $34,280 million at September 30, 2005.  Total parent entity interest in equity increased by $2,156 million from $25,900 million at September 30, 2004 to $28,056 million at September 30, 2005.  This reflects an increase in contributed equity of $1,295 million to $11,486 million, primarily reflecting the US$800 million ($1,014 million net of costs) issue of Trust Preferred Securities II on March 23, 2005.  The movement in total equity also included an increase in retained profits of $1,388 million to $15,903 million, and an increase in outside equity interest of $2,358 million following consolidation of additional trusts and growth in life insurance assets reflecting continued strong market conditions.

September 30, 2004 compared with September 30, 2003

Total assets at September 30, 2004 increased to $411,309 million from $397,471 million at September 30, 2003.  Excluding the impact of exchange rate movements, total assets (in Australian dollar terms) grew $9,600 million or 2.4% during the year.

The growth in total assets was primarily driven by the growth in net loans and advances and investments relating to the life insurance business, which offsets declines in due from other financial institutions, due from customers on acceptances and trading derivatives.

Net loans and advances increased $22,101 million or 9.8% from $225,735 million at September 30, 2003 to $247,836 million at September 30, 2004.  This increase primarily reflects strong growth in housing lending across all regions and solid other term lending growth.

Investments relating to life insurance business increased by $5,167 million or 14.4% to $41,013 million at September 30, 2004; however, this was largely offset by an increase in life insurance policy liabilities, which increased $3,677 million or 11.3% to $36,134 million at September 30, 2004.  This growth resulted from the consolidation of certain managed investment schemes and improved market conditions increasing asset values.

The $5,740 million decrease in due from other financial institutions primarily reflected the reduction in activity in reverse repurchase agreements.

Due from customers on acceptances decreased $3,218 million or 16.5% to $16,344 million at September 30, 2004, and was offset by a corresponding decrease in liabilities on acceptances.  This decrease reflected the impact of the buy-back of the Company’s accepted bills.

Trading derivative assets decreased by $5,705 million or 24.1% to $17,939 million; however, this was offset by a decrease in trading derivative liabilities, which decreased $5,329 million or 24.8% to $16,150 million.

Total liabilities at September 30, 2004 increased to $381,543 million from $370,260 million at September 30, 2003.  Excluding the impact of exchange rate movements, total liabilities (in Australian dollar terms) increased $7,226 million or 1.9% during the year.

The growth in total liabilities was primarily driven by growth in deposits and other borrowings, as well as bonds, notes and subordinated debt and life insurance policy liabilities, which offset declines in due to other financial institutions, liability on acceptances (refer above) and trading derivatives (refer above).

Deposits and other borrowings increased by $20,545 million or 10.4% to $219,028 million at September 30, 2004, compared with $198,483 million at September 30, 2003.  The increase primarily related to growth in term deposits, as well as an increase in other borrowings relating to commercial paper.

Bonds, notes and subordinated debt increased by $8,316 million or 34.3% to $32,573 million at September 30, 2004.  This increase reflected an increase in the issue of Euro and subordinated medium-term notes, as a result of the Group’s increased capital requirements.

The $11,473 million decrease in due to other financial institutions primarily reflected the reduction in activity in repurchase agreements and lower funding requirements.

Total equity in the Group increased from $27,211 million at September 30, 2003 to $29,766 million at September 30, 2004.  Total parent entity interest in equity increased by $1,493 million from $24,407 million at September 30, 2003 to $25,900 million at September 30, 2004.  This reflected an increase in contributed equity of $463 million to $10,191 million (2003: $9,728 million), reflecting ordinary share issues and dividend reinvestment of $1,355 million, including the underwriting of the dividend reinvestment plan, partially offset by $162 million impact of the on-market share buy-back of ordinary shares and $730 million on the buy-back of preference shares.  Further, the reserves balance increased by $301 million to $1,194 million (2003: $893 million), primarily reflecting positive movements in the foreign currency translation reserve.  In addition, the movement in total equity included an increase in retained profits of $729 million to $14,515 million and an increase in outside equity interest of $1,062 million following consolidation of the registered schemes of the Group’s life insurance statutory funds.

Adjusted to accord with US GAAP

Adjusted to accord with US GAAP, consolidated total assets increased to $425,958 million at September 30, 2005 from $417,758 million at September 30, 2004 and $398,448 million at September 30, 2003.  Consolidated net assets increased to $24,486 million at September 30, 2005 from $23,311 million at September 30, 2004 and $22,297 million at September 30, 2003. Refer to note 56 in the financial report for additional information on the reconciliation with US GAAP and other US GAAP disclosures.

Economic outlook

This section contains forward-looking statements.  Refer to ‘forward-looking statements’ on page 4.

Global economic conditions have moderated somewhat in 2005 but are still strong in the US, China and more generally in developing Asian economies, but remains sluggish in the Euro-zone and Japan.

Business conditions in the countries that contain the bulk of the Group’s assets remain varied, with New Zealand and Australia slowing, but continuing to outperform the UK.  As with elsewhere in the global economy, the main drivers of the slowdown are moderating consumer spending and weaker business investment in line with softer industrial orders, capacity utilisation and industrial production.

The global outlook is for a further slight moderation in growth during the 2006 year.  Higher interest rates – particularly in the US – and to a lesser extent higher oil prices, are expected to continue to slow the pace of the global expansion underway.  Growth is also expected to be sustained, albeit at lower levels, in the Group’s main operating regions.  In Australia, some moderation in household spending is expected to be offset by gains in exports.  In both the UK and New Zealand, growth is expected to slow down, mainly in response to slower domestic spending and export growth.  Slower immigration may also continue to weigh on New Zealand growth.

The Group’s main areas of operation continue to face similar economic risks and vulnerabilities.  Sustained higher oil prices would slow the global expansion and already stretched fiscal positions – especially in the US and Europe – might limit any response to any increased geopolitical tensions.  Finally, after rising strongly in recent years, house prices have flattened out over the past year, and are not expected to materially increase over the next year.  This will mean wealth effects continue to lower consumer spending.

Net interest income

2005	$7,082	million
2004	$7,191	million
2003	$7,419	million

Net interest income is the difference between interest income and interest expense.

Net interest income decreased by $109 million or 1.5% to $7,082 million in 2005, after a decrease of 3.1% in 2004 and an increase of 2.7% in 2003.  During 2005, movements in exchange rates decreased net interest income by $19 million, after a decrease of $199 million in 2004 and $124 million in 2003. Excluding the impact of exchange rate movements, the decrease in net interest income in 2005 was 1.3%, compared with a decrease of 0.4% in 2004 and an increase of 4.4% in 2003.  The decrease in 2005 reflects a decline in the average net interest margin from 2.35% to 2.20% and the impact of the sale of the Irish Banks on February 28, 2005 (the Irish Banks contributed $197 million of net interest income in 2005 compared to $506 million in 2004).  These factors were partly offset by lending growth.  Consistent with the 2004 year, the fall in margin was largely due to the strong growth in lower margin mortgages and fixed rate lending, continued competitive pressures, a reduction in contribution from the Markets division of Institutional Markets & Services, and an increased reliance on wholesale funding.

Volume and rate analysis

The following table allocates movements in net interest income between changes in volume and changes in rate for the last two years ended September 30. Volume and rate variances have been calculated on the movement in average balances and the change in interest rates on average interest-earning assets and average interest-bearing liabilities.  The variance caused by changes of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2005 over 2004 Increase/(decrease) due to change in			2004 over 2003 Increase/(decrease) due to change in
	Average	Average		Average	Average
	balance	rate	Total	balance	rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions
Australia	32	25	57	(10)	(3)	(13)
Overseas	(59)	119	60	(200)	(82)	(282)
Marketable debt securities
Australia	(100)	22	(78)	255	94	349
Overseas	84	80	164	(122)	—	(122)
Loans and advances
Australia	1,033	260	1,293	1,210	214	1,424
Overseas	58	596	654	35	(5)	30
Regulatory deposits
Overseas	—	(1)	(1)	—	—	—
Other interest-earning assets (1)	62	11	73	9	233	242
Change in interest income	1,110	1,112	2,222	1,177	451	1,628

(1)          Includes interest-earning off-balance sheet derivatives.

	2005 over 2004 Increase/(decrease) due to change in			2004 over 2003 Increase/(decrease) due to change in
	Average	Average		Average	Average
	balance	rate	Total	balance	rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Due to other financial institutions
Australia	58	15	73	(75)	126	51
Overseas	(92)	212	120	(229)	(90)	(319)
Savings (short-term) deposits
Australia	8	46	54	3	31	34
Overseas	(52)	126	74	(12)	12	—
Other on-demand deposits
Australia	67	153	220	82	30	112
Overseas	(9)	87	78	(12)	14	2
Term deposits and certificates of deposit
Australia	354	120	474	365	313	678
Overseas	(147)	603	456	(17)	19	2
Government and official institution deposits
Australia	(14)	(15)	(29)	1	4	5
Overseas	(7)	9	2	(8)	(2)	(10)
Short-term borrowings
Australia	18	48	66	207	—	207
Overseas	57	126	183	31	9	40
Long-term borrowings
Australia	385	29	414	148	74	222
Overseas	(1)	4	3	32	7	39
Other debt issues
Australia	(1)	(1)	(2)	(3)	(2)	(5)
Overseas	(30)	24	(6)	6	(23)	(17)
Other interest-bearing liabilities (1)	(638)	789	151	(1,222)	2,037	815
Change in interest expense	(44)	2,375	2,331	(703)	2,559	1,856
Change in net interest income	1,154	(1,263)	(109)	1,880	(2,108)	(228)

(1)                 Includes interest-bearing off-balance sheet derivatives.

Average interest-earning assets for 2005 increased by $15.9 billion or 5.2% to $322.4 billion, from $306.5 billion in 2004 and $293.3 billion in 2003.  (Refer to ‘volumes’ below for information.)  The impact of the volume growth on interest income was an increase of $1,110 million in 2005, after an increase of $1,177 million in 2004.  This reflects a continued environment of housing lending-driven volume growth, primarily in Australia.  The movement in rates over the same period resulted in an increase in interest income of $1,112 million in 2005, after an increase of $451 million in 2004.  The increases in 2005 and 2004 reflect an environment of rising interest rates in Australia and the UK, with interest rates also increasing in New Zealand in the 2005 year.

Average interest-bearing liabilities increased by $12.8 billion in 2005, after increases of $11.4 billion in 2004 and $15.6 billion in 2003.  The impact of the increasing volumes on interest expense was a decrease of $44 million in 2005, after a decrease of $703 million in 2004.  The movement in rates over the same period resulted in an increase in interest expense of $2,375 million in 2005, after an increase of $2,559 million in 2004.  The increase in interest expense reflects an increase in long-term borrowings, in Australia, reflecting the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues, a continued increase in term deposits (primarily in Australia and New Zealand) due to more competitive pricing in 2005, an increase in certificates of deposit in Australia, and rising interest rates in all regions during the year.

Interest spreads and margins (geographical region basis)

	2005	2004	2003
	$m	$m	$m
Australia
Net interest income	3,979	3,822	3,792
Average interest-earning assets	186,852	173,071	151,225
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.75	1.89	2.37
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.02)	(0.04)
Net interest spread (%) (1)	1.73	1.87	2.33
Benefit of net free liabilities, provisions and equity (%)	0.40	0.34	0.18
Net interest margin (%) (2)	2.13	2.21	2.51
Overseas
Net interest income	3,103	3,369	3,627
Average interest-earning assets	142,760	149,051	160,169
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.66	1.91	1.86
Interest foregone on non-accrual and restructured loans (%)	(0.01)	(0.01)	(0.02)
Net interest spread (%) (1)	1.65	1.90	1.84
Benefit of net free liabilities, provisions and equity (%)	0.52	0.36	0.43
Net interest margin (%) (2)	2.17	2.26	2.27
Group
Net interest income	7,082	7,191	7,419
Average interest-earning assets	322,393	306,500	293,318
Interest spread adjusted for interest foregone on non-accrual and restructured loans (%)	1.73	1.96	2.21
Interest foregone on non-accrual and restructured loans (%)	(0.02)	(0.02)	(0.03)
Net interest spread (%) (1)	1.71	1.94	2.18
Benefit of net free liabilities, provisions and equity (%)	0.49	0.41	0.35
Net interest margin (%) (2)	2.20	2.35	2.53

(1)                 Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)                 Net interest margin is net interest income as a percentage of average interest-earning assets.

Net interest income decreased by $109 million to $7,082 million in 2005, driven by a 15 basis point decline in net interest margin to 2.20% and the impact of the sale of the Irish Banks on February 28, 2005, partly offset by a 5.2% growth in average interest-earning assets to $322.4 billion.  Australian net interest income increased 4.1% to $3,979 million, with average interest-earning assets growing 8.0% to $186.9 billion and net interest margin declining 8 basis points to 2.13%.  Overseas net interest income decreased by 7.9% to $3,103 million, with average interest earning-assets declining by 4.2% to $142.8 billion, and the net interest margin decreasing 9 basis points to 2.17%.  The sale of the Irish Banks has been a significant driver of the decline in overseas net interest income and average interest-earning assets.

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

Volumes

Average interest-earning assets for 2005 increased by $15.9 billion or 5.2% to $322.4 billion, from $306.5 billion in 2004 and $293.3 billion in 2003.  Growth in 2005 and 2004 was primarily driven by growth in loans and advances in Australia, which increased by $14.7 billion or 10.2% (2004: $17.5 billion or 13.9%). Loan growth in 2005 and 2004 continued to be predominantly in housing lending.  For a further discussion of the main factors influencing the movement in average interest-earning assets, refer to ‘gross loans and advances’ on page 52.

Net interest margin

The net interest margin (net interest income as a percentage of average interest-earning assets), which includes the impact of non-accrual and restructured loans on net interest income, decreased by 15 basis points to 2.20% in 2005, from 2.35% in 2004 and 2.53% in 2003.  The decrease during 2005, as with the 18 basis point decrease in 2004, was primarily driven by the mixed effect of the strong growth in lower margin mortgage and fixed rate lending, an increased reliance on more expensive wholesale funding, and a reduced contribution from the Institutional Markets & Services Market’s division due to the impact of a flatter yield curve environment.  The 2005 year was also impacted by competitive pressure on lending margins, whereas capitalised interest on a large exposure that was classified as a non-accrual loan, was reversed in the 2004 year.

The interest rate on Australian interest-earning assets increased by 17 basis points to 6.85% in 2005, from 6.68% in 2004 and 6.33% in 2003, while the interest rate on interest-bearing liabilities increased by 31 basis points to 5.12% from 4.81% in 2004 and 4.00% in 2003.  The decline in net interest margin in Australia of 8 basis points in 2005 and 30 basis points in 2004 resulted primarily from the shift in the balance sheet to lower margin lending (primarily home loans and fixed rate lending), an increased reliance on wholesale funding and a reduced contribution from the Institutional Markets & Services Market’s division.  The 2005 year was also impacted by competitive pressure on lending margins, whereas capitalised interest on a large exposure that was classified as a non-accrual loan, was reversed in the 2004 year.

The interest rate on overseas interest-earning assets increased by 74 basis points to 5.78% in 2005 compared to 5.04% in 2004 and 5.04% in 2003, while the interest rate on interest-bearing liabilities increased by 99 basis points to 4.13% in 2005, compared to 3.14% in 2004 and 3.20% in 2003.  Overseas net interest margin decreased by 9 basis points to 2.17% in 2005, following a 1 basis point decline in 2004, and primarily reflects the continued shift in product mix towards lower margin lending products, reduced lending margins due to competition and an increased reliance on wholesale funding, for both the UK and New Zealand.

Net life insurance income

2005	$1,672	million
2004	$1,012	million
2003	$444	million

Net life insurance income comprises the revenue and interest component of premiums, dividends, realised and unrealised capital gains and other returns on investments under the life insurers’ control, net of claims expense, change in policy liabilities, policy acquisition and maintenance expense, and investment management fees (refer to note 54 in the financial report for disclosure in relation to the Group’s life insurance business).

Net life insurance income increased by $660 million to $1,672 million income in 2005, from $1,012 million in 2004 and from $444 million in 2003.

Life insurance revenue increased by $2,757 million to $8,604 million in 2005 from $5,847 million in 2004 and $3,708 million in 2003.  This result was impacted by an increase in investment revenue (increase of $2,856 million in 2005 and $2,083 million in 2004) reflecting continued strong improvement in the performance of global equity markets in the 2005 and 2004 years.  This was offset by a corresponding increase in the ‘change in policy liabilities’ of $2,202 million to $5,570 million in 2005 from $3,368 million in 2004 and $1,518 million in 2003.  There was a further offset within income tax expense, which includes the tax expense for policyholders relating to investment income.  Premium and related revenue decreased $99 million or 9.9% to $906 million in 2005 from $1,005 million in 2004 primarily reflecting lower annuity sales following changes in legislation which reduced the benefits of annuities taken after September 2004.

In 2004, premium and related revenue increased $56 million or 5.9% to $1,005 million due to growth in average in force premiums for personal and group protection products, and strong annuities sales.  This was partly offset by reduced earnings as a result of the sale of National Australia Life Company Limited in December 2003.

Life insurance expenses increased by $2,097 million to $6,932 million in 2005 from $4,835 million in 2004 and $3,264 million in 2003.  This was due to the increase in ‘change in policy liabilities’ resulting from the improved performance of global equity markets, and is consistent with the increase in investment revenue during 2005 and 2004.  Claims expense decreased by $112 million or 16.0% to $590 million in 2005, reflecting favourable claims expense across all products and the impact of new annuity rules in 2005.  In 2004, claims expense decreased by $256 million or 26.7% due to the sale of National Australia Life Company Limited in December 2003, and a decrease in claims driven by significant surrenders in 2003 in the closed traditional life business.

In addition, net life insurance income includes investment revenue attributable to consolidated registered schemes of the Group’s life insurance statutory funds, with a corresponding increase in net profit attributable to outside equity interest in the 2005 and 2004 years.

Other banking and financial services income

2005	$5,102	million
2004	$4,831	million
2003	$5,010	million

Other banking and financial services income includes loan fees from banking, money transfer fees, fees and commissions, trading income, investment management fees, fleet management fees and other income (including rental income, dividends received and profit on sale of property, plant and equipment and other assets).

Other banking and financial services income increased by $271 million or 5.6% to $5,102 million in 2005, after decreases of 3.6% in 2004 and 28.5% in 2003.  Refer below for a detailed analysis of the main categories of other banking and financial services income:

Loan fees from banking

2005	$1,506	million
2004	$1,447	million
2003	$1,441	million

Loan fees from banking primarily consist of acceptance fees for accepting bills of exchange, application fees to cover costs of establishing lending facilities, commitment fees to compensate for undrawn funds set aside for a customer’s ultimate use, and service fees to cover costs of maintaining credit facilities.

Loan fees from banking increased by $59 million or 4.1% to $1,506 million in 2005, after increases of 0.4% in 2004 and 5.9% in 2003.  The growth in 2005 primarily reflects volume growth, bill fee growth in Australia and the impact of growth from the introduction of third party distribution channels and expansion of the Integrated Financial Solutions business model in the UK, partly offset by the impact of the sale of the Irish Banks on February 28, 2005.  The flat loan fees in 2004 reflected solid bill fee income growth in Australia, offset by the impact of changing customer behaviour to avoid fees and competitive pricing across all regions.

Money transfer fees

2005	$930	million
2004	$983	million
2003	$1,026	million

Money transfer fees are fees earned on the transfer of monies between accounts and/or countries and also include fees for bank cheques and teletransfers, dishonours and special clearances, and periodical payments.

Money transfer fees decreased by $53 million or 5.4% to $930 million in 2005, after a decrease of 4.2% in 2004 and an increase of 1.2% in 2003.  This decrease primarily reflects the impact of the sale of the Irish Banks on February 28, 2005, as well as customers continuing to move to lower-cost transaction channels. The $43 million decrease in 2004 reflected customers moving to lower cost channels and a reduction in fees as a result of competition.

Fees and commissions

2005	$1,224	million
2004	$1,198	million
2003	$1,134	million

Fees and commissions consist of fees charged to cover the costs of establishing credit card facilities, commissions from selling insurance and investment products, and other fees.

Fees and commissions increased by $26 million or 2.2% to $1,224 million in 2005, after an increase of 5.6% in 2004 and 1.4% in 2003.  The increase in 2005 primarily reflects higher activity in master custody fees largely driven by growth in new and existing portfolios, customer growth and increased activity in the cards businesses, partly offset by the impact of the sale of the Irish Banks on February 28, 2005 and the sale of the UK Custody Business.  The increase in 2004 was due to increased contributions from life commission income in the UK, increased contributions from Plum Financial Services Group, higher fees as a result of growth in funds under management, and increased commissions due to growth in trading volumes.

Trading income

2005	$656	million
2004	$575	million
2003	$625	million

Trading income includes all realised and unrealised profits and losses resulting directly from foreign exchange trading activities, trading securities, and interest rate-related and other derivative trading activities.

Trading income increased by $81 million or 14.1% to $656 million in 2005, after a decrease of 8.0% in 2004 and an increase of 11.0% in 2003.  The increase in the 2005 year was driven by an improved trading environment and rising interest rates, resulting in increased activity in foreign exchange-related products and interest rate derivatives.

The decrease in 2004 reflected the benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange environments.  The result was also impacted by the closure of the currency options desk from January 2004 and the inability of Institutional Markets & Services to offer a full suite of products to customers following the closure.  It was also impacted by a reduced risk profile in response to the Group’s revised risk management policy, which was issued following the unauthorised foreign currency options trading losses incident.

Investment management fees

2005	$349	million
2004	$321	million
2003	$303	million

Investment management fee income relates to management fees received for services rendered acting as a responsible entity and/or an approved trustee for retail and wholesale unit trusts.

Investment management fees increased by $28 million or 8.7% to $349 million in 2005, after a increase of 5.9% in 2004 and a increase of 2.0% in 2003.  The increase in both 2005 and 2004 reflects an increase in funds under management, increased trading volumes and higher sales of investment products.

Fleet management fees

2005	$148	million
2004	$131	million
2003	$109	million

Fleet management fees consist of fleet and Custom Fleet management fees.  Specifically, fleet management fees include fleet management, maintenance and fleet card fees, whilst Custom Fleet management fees include operating lease, sale and leaseback and management service fees.

Fleet management fees increased by $17 million or 13.0% to $148 million in 2005, after an increase of 20.2% in 2004 and 94.6% in 2003.  The increase in 2005 and 2004 primarily reflects continued growth in the Custom Fleet businesses following acquisitions during the 2003 year.  The increase in 2004 also reflected a change in the accounting treatment for vehicle registrations income during that year, with a corresponding increase in expenses.

Other income

2005	$289	million
2004	$176	million
2003	$372	million

Other income includes dividends received, profit on sale of property, plant and equipment and other assets, foreign exchange income, rental income, other general insurance income and sundry income.

Other income increased by $113 million or 64.2% to $289 million in 2005, after a decrease of 52.7% in 2004 and a decrease of 85.7% in 2003.  The increase in 2005 reflects the profit on UK property transactions, income relating to transitional services provided to Danske Bank A/S connected to the sale of the Irish Banks and increased foreign exchange income, partly offset by lower dividend income following the sale of investments in 2004.  The decrease in 2004 reflected lower dividend income as a result of the sale of shareholdings in St George Bank Limited in January 2004, and a reduction in proceeds from the sale of property, plant and equipment.  In addition, the 2003 result included a one-off gain on the restructure of hedging swaps in connection with the TrUEPrSSM preference shares, not repeated in 2004.

Movement in the excess of net market value over net assets of life insurance controlled entities

2005	$335	million
2004	$(137)	million
2003	$(160)	million

Australian Accounting Standard AASB 1038 “Life Insurance Business” requires life insurance entities of the Group to value their investments in controlled entities at market value, with changes in the excess of net market value over net assets reflected in the consolidated statement of financial performance.

The revaluation of life insurance entities’ interest in controlled entities gave rise to a profit of $335 million before tax, reflecting the movement in the excess of the net market value over the net assets of entities controlled by National Australia Financial Management Limited (NAFiM), adjusted for capital.  Values shown are directors’ market valuations.  The valuations are based on discounted cash flow valuations prepared by Tillinghast, using, for the Australian and New Zealand entities, risk discount rates specified by the directors.

NAFiM subsidiaries market value summary

		Value of		Value of
	Net	in force	Embedded	future new	Market
	assets (1)	business	value	business (2)	value
	$m	$m	$m	$m	$m
Net market value at September 30, 2004	1,605	2,411	4,016	2,493	6,509
Operating profit after tax (3)	418	—	418	—	418
Net capital transfers (4)	(226)	22	(204)	—	(204)
Increase in shareholders’ net assets	192	22	214	—	214
Movement in the excess of net market value over net assets of life insurance controlled entities, components before tax:
Roll forward and business assumptions
Roll forward of DCF	—	321	321	—	321
Change in assumptions and experience	—	114	114	(58)	56
Tax consolidation – transfer of franking credits to the Group	—	(42)	(42)	—	(42)
Movement in the excess of net market value over net assets of life insurance controlled entities before tax (5)	—	393	393	(58)	335
Excess movements (6)	42	(42)	—	—	—
Net market value at September 30, 2005	1,839	2,784	4,623	2,435	7,058

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

(3)       Operating profit after tax is before the movement in the excess of net market value over net assets of life insurance controlled entities and excludes the profits of entities outside the market value accounting environment (ie. it excludes the operating profit after tax from NAFiM’s own business, and other entities not controlled by NAFiM).

(4)       Net capital transfers represent movements in value such as the payment of dividends, capital injections and reductions, acquisitions of subsidiaries, and foreign exchange movements on intra-group debt related to international subsidiaries.

(5)       The movement in excess of net market value over net assets of life insurance controlled entities before tax does not include revaluation uplift in respect of NAFiM’s own business.  AASB 1038 requires assets of a life company to be valued at net market value; since NAFiM is the parent life entity, the change in market value of its own life business is not brought to account.

(6)       Excess movements represents foreign exchange impacts on the net assets of international subsidiaries and market value of intra-group debt.

The components that contributed to the $335 million profit ($345 million profit after tax) arising from the movement in the excess of net market value over net assets of the life insurance entities comprised:

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the discounted cash flow);

•                  the effect of assumption and experience changes since the previous valuation reflecting the positive impact from higher than expected investment earnings and ongoing expense control, partly offset by the impact of lower assumed margins for retail and corporate funds management products; and

•                  the negative impact from the transfer of franking credits from NAFiM’s subsidiaries.

The components that contributed to the $137 million loss ($16 million profit after tax) in 2004 arising from the movement in the excess of net market value over net assets of the life insurance controlled entities comprised:

•                  the effect of assumption and experience changes primarily comprising lower near-term sales for domestic retail investments business, reflecting the impact of the slower recovery of retail funds flow from the recent market downturn and the closure of the MLC Platinum Global Fund to new MLC Investment Trust investors, partly offset by lower planned expenses in line with lower business volumes;

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the discounted cash flow); and

•                  the negative impact from the transfer of franking credits from NAFiM’s subsidiaries.

Significant revenue

Sale of National Europe Holdings (Ireland) Limited

On December 14, 2004, the Group entered into an agreement with Danske Bank A/S in respect of the sale of all of the share capital of National Europe Holdings (Ireland) Limited.  National Europe Holdings (Ireland) Limited is the immediate parent entity of Northern Bank Limited and National Irish Bank Limited (Irish Banks).  The transaction settled on February 28, 2005.  The profit arising from the sale was as follows:

	Proceeds	Cost of	Profit on sale	Income	Profit on sale
	from sale	assets sold	(before tax)	tax benefit	(after tax)
	$m	$m	$m	$m	$m
National Europe Holdings (Ireland) Limited	2,493	(1,416)	1,077	(34)	1,043

Under the sale agreement, warranties, primarily in relation to the businesses, were given. These warranties are of a kind usual in transactions of this nature and size.  Danske Bank A/S was also given indemnities in respect of certain specified risks associated with the businesses of Northern Bank Limited and National Irish Bank Limited.  Transitional services are being provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses.  These transitional services are being provided at cost and are expected to be in place for up to 18 months from the date of sale.

Sale of strategic shareholdings

On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC.  The Group received proceeds from the sale of $993 million for assets with a carrying value of $678 million, resulting in a profit on sale of $315 million (after tax).

Operating expenses

Personnel expenses

2005	$3,736	million
2004	$3,616	million
2003	$3,416	million

Personnel expenses increased by $120 million or 3.3% to $3,736 million in 2005, after an increase of 5.9% in 2004 and an increase of 1.1% in 2003.  The increase in 2005 reflected higher annual salaries (net of a reduction in average staff numbers) from the enterprise bargaining agreement on January 1, 2005 as well as higher performance-based remuneration.  The increase also reflects higher superannuation costs due to a superannuation holiday in Australia reducing the prior year superannuation expense.  This has been partly offset by the reduction in staff numbers resulting from the impact of the sale of the Irish Banks on February 28, 2005, as well as the reduction in staff numbers resulting from the restructuring initiatives undertaken by the Group during the 2005 year.

The increase in 2004 reflected market-based salary increases across regions and growth in staffing (full-time equivalent employee) levels, higher superannuation costs associated with the European defined benefits pension funds and increased contractor costs largely in relation to regulatory reform projects such as Basel II Capital Accord and International Financial Reporting Standards.  The impact of this was partly offset by lower superannuation costs in relation to a superannuation contribution holiday in Australia, which reduced the Australian defined contribution superannuation expense, and a reduction in performance-based compensation.

Occupancy-related expenses

2005	$622	million
2004	$591	million
2003	$556	million

Occupancy-related expenses increased by $31 million or 5.2% to $622 million in 2005, after an increase of 6.3% in 2004 and a decrease of 0.5% in 2003.  The increase in 2005 reflects appreciating rental rates as a result of annual market-based rent reviews and costs associated with the full occupation of the second Docklands building in Melbourne and a resulting increase in depreciation expense.  This was partly offset by a decrease in occupancy costs resulting from the sale of the Irish Banks.

The $35 million increase in 2004 reflected appreciating rental rates as a result of annual market-based rent reviews and costs associated with the move of staff to the Australian operation’s new headquarters at Docklands, Melbourne, which commenced in March 2004.

General expenses

2005	$2,946	million
2004	$2,605	million
2003	$2,382	million

General expenses increased by $341 million or 13.1% to $2,946 million in 2005, after an increase of 9.4% in 2004 and an increase of 6.5% in 2003.  The increase in 2005 reflects costs of $56 million associated with the Northern Bank Limited robbery in December 2004, costs of $49 million associated with the outcome of a legal action in South Korea, and an increase in non-lending losses relating to customer overcharging for Choice package, BAD tax and fixed rate interest-only loans.  The increase in general expenses also reflects costs of transitional services provided to Danske Bank A/S from the sale of the Irish Banks. This was partly offset by a decrease in general expenses resulting from the sale of the Irish Banks on February 28, 2005.

The 9.4% increase in 2004 reflected the large growth in advertising costs, including costs associated with the sponsorship of the 2006 Commonwealth Games in Melbourne and new product launches.  It was also impacted by higher professional fees and other expenses associated with industry-wide regulatory reforms such as Basel II Capital Accord, International Financial Reporting Standards, Financial Services Reform Act 2001 (Cth), and the US Sarbanes-Oxley Act of 2002.  Fees and commission expenses also increased in line with the increase in trading activity within Wealth Management, as did software amortisation reflecting prior period investments in infrastructure.

Charge to provide for doubtful debts

2005	$534	million
2004	$559	million
2003	$633	million

The total charge to provide for doubtful debts decreased by $25 million or 4.5% to $534 million in 2005, after a decrease of 11.7% in 2004 (before significant items) and 9.2% in 2003.  (The nature of general and specific provisioning is explained in note 1(p)(i) in the financial report.)

The charge in Australia increased by $76 million or 31.1% to $320 million in 2005, after a decrease of 24.0% in 2004 and an increase of 197.2% in 2003.  The increase in 2005 is largely attributable to a higher statistical provisioning charge driven by growth in lending outstandings.  In addition, the 2004 year included positive impacts of statistical provisioning write-backs, which did not occur in the 2005 year.  The decrease in the charge in the 2004 year compared to the 2003 year resulted due to the positive impact of statistical provisioning write-backs in the Cards and Business portfolios and reflected the unfavourable impact of a small number of large corporate exposures in Total Australia and Institutional Markets & Services in the 2003 year, which were not experienced in the 2004 year.

The charge in Europe decreased by $93 million or 33.8% to $182 million in 2005, after decreases of 0.7% in 2004 and 28.1% in 2003.  Excluding the Irish Banks, which were sold on February 28, 2005, the charge to provide for doubtful debts decreased by 31.8% in 2005.  The reduced charge was driven by lower charges in Institutional Markets & Services, reflecting a high level of specific provisions taken on historical exposures in the 2004 year, and by statistical provision write-backs in 2005 mainly due to the strategy to reduce low-yielding assets.  The charge to provide for doubtful debts in the 2004 year remained consistent with the charge to provide for doubtful debts in the 2003 year.

The charge in New Zealand increased by $14 million to $34 million in 2005, compared with a charge of $20 million in 2004 and $11 million in 2003.  The increase in 2005 was primarily caused by a single large exposure.  The $9 million increase in the 2004 year compared to the 2003 year, reflected a charge in relation to a large Agribusiness exposure.

The charge in the US decreased by $12 million or 63.2% to $7 million in 2005, after a decrease of 44.1% in 2004 and a decrease of 84.2% in 2003.  The decrease in 2005 resulted from the exiting of low yielding assets in the Institutional Markets & Services business and improvement in credit quality.  The decrease in 2004 resulted from a review of the portfolio favourably impacting the charge to provide for doubtful debts.

The charge in Asia decreased by $10 million to a $9 million credit in 2005 compared with a $1 million charge in 2004 and a credit of $10 million in 2003.  The 2005 provisioning write-back resulted from the rationalisation of the Institutional Markets & Services operations in Asia, including net improvements in credit ratings across the portfolio.

Charge to provide for doubtful debts (before significant items) by region

	2005	2004	2003
	$m	$m	$m
Australia	320	244	321
Europe	182	275	277
New Zealand	34	20	11
United States	7	19	34
Asia	(9)	1	(10)
Total charge to provide for doubtful debts	534	559	633

Net write-offs (bad debts written off less recoveries) in 2005 were $404 million compared with $605 million in 2004 and $798 million in 2003.  As a percentage of risk-weighted assets, net write-offs were 0.14% in 2005, 0.21% in 2004 and 0.31% in 2003.

Percentage of risk-weighted assets

	2005	2004	2003
	%	%	%
Australia (1)
Charge	0.18	0.15	0.22
Net write-offs	0.09	0.19	0.28
Europe (1)
Charge	0.27	0.33	0.42
Net write-offs	0.35	0.27	0.50
New Zealand (1)
Charge	0.10	0.07	0.04
Net write-offs	0.04	0.07	0.05
United States (1)
Charge	0.10	0.21	0.35
Net write-offs	(0.07)	0.48	0.34
Asia (1)
Charge	(0.31)	0.02	(0.23)
Net write-offs	0.07	0.02	0.05
Group
Charge	0.18	0.19	0.25
Net write-offs	0.14	0.21	0.31

(1)       Ratio calculated as a percentage of risk-weighted assets of Australia, Europe, New Zealand, United States and Asia, as appropriate.

The overall provision for doubtful debts (refer to notes 1(p)(i) and 17 in the financial report) is augmented as necessary by a charge against profit having regard to both specific and general factors.  An explanation of the Group’s lending and risk analysis policies is provided within ‘risk management’ on page 59.

Significant expenses

Restructuring costs

During the 2005 year, the Group recognised restructuring expenses and provisions amounting to $838 million ($606 million after tax).  These costs are expected to be recovered through ongoing efficiency and productivity enhancements, streamlined functions and ongoing cost reductions.  The restructuring initiatives comprise a fundamental reorganisation of the management and organisational structure of the Group to a regional model, including the integration of the retail banking, corporate banking and wealth management businesses in Australia, the streamlining of operations and reconfiguration of distribution networks in the United Kingdom, the refocusing of the Institutional Markets & Services business, as well as other streamlining and business efficiency programs, property rationalisation and decommissioning systems in all business segments.

The details of this amount are set out as follows:

Business segment	Personnel	Occupancy	Other	Total
	$m	$m	$m	$m
Total Australia	198	54	157	409
Total United Kingdom	181	62	23	266
Total New Zealand	3	11	—	14
Institutional Markets & Services	74	10	37	121
Other	28	—	—	28
Total Group	484	137	217	838

The personnel costs of $484 million relate to termination benefit expenses for 4,662 positions in management, support and customer-facing roles in the business segments.  In 2005, payments of $191 million were made in respect of 1,834 positions made redundant.  Future payments for personnel termination benefits are expected to occur during the 2006 and 2007 years.

Occupancy costs of $137 million primarily relate to provisions for surplus lease space and make good costs.  The future payments for occupancy costs will be made in periods corresponding with the relevant lease terms.  Other costs of $217 million include the reconfiguration of distribution networks, reorganisation of new management teams, management of the integration process, as well as writing off the asset values of decommissioned systems.

In addition, during the 2002 year, the Group recognised significant restructuring costs of $580 million resulting from the Positioning for Growth initiatives.  In 2005, excess provisions totalling $11 million ($7 million after tax) were written back to the profit and loss account.

Provision for the settlement of Australian Taxation Office tax dispute in relation to TrUEPrSSM

In November 2005, the Company reached an in-principle heads of agreement with the Australian Taxation Office (ATO) in respect of a settlement of amounts in dispute in relation to the TrUEPrSSM capital raising transaction.

An amount of $97 million has been recognised as a significant tax item for the 2005 year.  The dispute had previously been disclosed to the Australian Stock Exchange and in the US annual report on Form 20-F for the 2004 year.  The total potential claim was approximately $210 million including accrued interest and penalties.  In accordance with the ATO practice on disputed assessments, the Company had previously paid to the ATO 50% of the amounts owing under relevant amended assessments.  This amount paid to the ATO of approximately $96 million was recognised by the Company at the time as an other asset on the statement of financial position.  This amount has been written off reflecting the in-principle heads of agreement reached with the ATO.

Foreign currency options trading losses and reversal of residual risk provision

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.

The Company recognised a total loss of $360 million before tax ($252 million after tax) arising from the unauthorised foreign currency options trading.  This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.  Included within the total loss of $360 million was a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at September 30, 2004.

In the 2005 year, following a detailed review of the residual risk in the remaining portfolio, $34 million ($24 million after tax) was written back to the profit and loss account.

Refer to the ‘report of the directors’ for further information on the foreign currency options trading losses, including the ASIC enforceable undertaking.

Write-down of impaired application software

During the 2004 year, the Group undertook a detailed review of the carrying value of its software assets which resulted in a charge to the profit and loss account of $409 million ($307 million after tax).

The Group ceased its global enterprise resource planning strategy supported by its Integrated Systems Implementation application software and has indefinitely deferred the implementation of further modules of this software.  The software was written down by $200 million to its recoverable amount of $87 million as at September 30, 2004.

The recoverable amount of the software was determined through the application of a valuation methodology performed by an external party.  In performing the assessment, the external party used a number of assumptions based on its industry expertise, taking into account the complexity of the software, the cost of building such software and the build environment.  The resulting carrying value of the asset represents the recoverable amount of the software that is in use.

Other software assets that were no longer expected to provide future economic benefits with a carrying value of $209 million were identified as fully impaired and were written off in the 2004 year.

General provision for doubtful debts – revision of accounting estimate

During the 2004 year, the Group reviewed the level of the general  provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments.  As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of general provision for doubtful debts as at September 30, 2004.  This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.

The impact of this reduction in discount rate and flow-on impact was an increase in the charge to provide for doubtful debts of $292 million ($204 million after tax) in the 2004 year.

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

During the 2004 year, $64 million of this provision was written back as a revision to the accounting estimate.

Income tax expense relating to ordinary activities

2005	$1,797	million
2004	$1,190	million
2003	$1,681	million

Income tax expense relating to ordinary activities of $1,797 million in 2005, was $607 million or 51.0% higher than 2004.  The effective tax rate in 2005 of 27.5% compares to 25.1% in 2004 and 29.9% in 2003.  The quantum of income tax expense is impacted by wealth management products and international activities, to which a wide range of tax rates are applied.  The increase in income tax expense reflects higher profits before tax in 2005 compared to the 2004 year.  In addition, income tax expense was favourably impacted by a once-off tax benefit in relation to the non-assessable profit on sale of the Irish Banks of $289 million and non-assessable income of $110 million relating to Wealth Management revaluation income, partly offset by the significant income tax item of $97 million in respect of the provision for the settlement of a tax dispute with the ATO.

In 2004, income tax expense relating to ordinary activities of $1,190 million was $491 million or 29.2% lower than 2003.  The quantum of income tax expense is impacted by wealth management products and international activities, to which a wide range of tax rates are applied.  The decision to elect to consolidate under the Australian tax consolidation regime resulted in a tax benefit of $150 million recognised in the 2004 year, due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management business.  Further, income tax expense in 2004 was impacted by a tax benefit of $95 million relating to the sale of shareholdings in St George Bank Limited, AMP Limited and HHG PLC, and the decision not to book a tax benefit of $33 million on the interest expense relating to exchangeable capital units following the receipt of an ATO assessment.

Net profit by segment

During the 2005 year, the Group reorganised its business operating model into four operating segments.  These are Total Australia, Total United Kingdom and Total New Zealand, which comprises both banking and wealth management products, as well as Institutional Markets & Services, which is managed globally. The Group’s ‘Other’ business segment includes Group Funding and Corporate Centre.  Corporate Centre comprises Financial & Risk Management, People & Culture, and Group Development.  The reorganisation of the Group aims to improve integration across divisions and build a more customer-focused organisation.

Previously, the Group’s business was organised on a divisional basis into five major operating segments; namely Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking and Wealth Management.  The Group’s ‘Other’ business segment was broadly consistent with the structure under the re-organisation.

For a detailed discussion of the Group’s business operating model, refer to pages 10 to 14.

Contribution to Group net profit attributable to members of the Company by operating segment

	2005	2004 (1)	2003 (1)
	$m	$m	$m
Total Australia	2,336	2,194	2,041
Total United Kingdom	1,310	421	862
Total New Zealand	314	251	311
Institutional Markets & Services	537	266	840
Other	(365)	45	(99)
Net profit attributable to members of the Company	4,132	3,177	3,955

(1) Comparative information for the 2004 and 2003 years has been restated to reflect the new business operating model.

Total Australia

	2005	2004	2003
	$m	$m	$m
Net interest income	3,876	3,699	3,626
Non-interest income	11,748	8,261	5,913
Net operating income	15,624	11,960	9,539
Operating expenses	(10,726)	(8,080)	(6,240)
Charge to provide for doubtful debts	(257)	(201)	(297)
Significant items	(403)	(192)	—
Profit from ordinary activities before income tax	4,238	3,487	3,002
Income tax expense	(1,292)	(928)	(977)
Net (profit)/loss attributable to outside equity interest	(610)	(365)	16
Net profit attributable to members of the Company	2,336	2,194	2,041

Total Australia comprises the Australian Banking, and Australian and Asian Wealth Management businesses.

2005 compared with 2004

Total Australia increased its contribution to net profit attributable to members of the Company by $142 million or 6.5% to $2,336 million in 2005, from $2,194 million in 2004.  The 2005 result included significant items of $284 million (after tax) in relation to restructuring expenses, compared to $135 million (after tax) in 2004.  Excluding the 2005 and 2004 significant items, the net profit attributable to members of the Company increased by $291 million or 12.5% to $2,620 million in 2005.  Details of this result (excluding significant items) are as follows.

Net operating income increased 30.6% to $15,624 million.  Net interest income increased $177 million or 4.8% to $3,876 million, driven by continued strong growth in business lending in response to the business initiative to streamline risk processes, and in housing lending volume growth, particularly in lower margin fixed and variable home loan products following the restoration of certain risk settings.  Initiatives were also introduced during the year to speed up processes, introduce streamlined products and provide a greater focus on customer service.  Retail deposit volumes also grew, particularly in low interest-bearing transaction accounts following the launch of new transaction account offerings during the year.  The volume increase was partially offset by a 14 basis point reduction in net interest margin to 2.51%, driven by product margin contraction during 2004 that flowed into 2005, adverse changes in product mix caused by the increased proportion of lower margin housing lending in the loan portfolio, higher wholesale funding costs and reduced income from balance sheet management activities arising from the more stable interest rate environment.

Non-interest income increased $3,487 million or 42.2% to $11,748 million.  This increase primarily reflects growth in Wealth Management life insurance revenue of $2,769 million, from $5,804 million in 2004 to $8,573 million in 2005.  This was impacted by an increase in investment revenue of $2,860 million (2005: $7,694 million, 2004: $4,834 million), reflecting the continued improvement in the performance of global equity markets, which is also consistent with the increase in the ‘change in policy liabilities’.

The increase in non-interest income also reflects the $472 million positive movement in the excess of net market value over net assets of the Wealth Management life insurance controlled entities, which increased from a negative movement in 2004 of $137 million to a positive movement of $335 million in 2005.  Contributing to the $335 million positive movement in 2005 were the following:

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the discounted cash flow); and

•                  the effect of assumption and experience changes since the previous valuation, reflecting the positive impact from higher than expected investment earnings and ongoing expense control, partly offset by the impact of lower assumed margins for retail and corporate funds management products.

For a more detailed discussion on the excess of net market value over net assets of life insurance controlled entities, refer to page 29.

In addition, non-interest income in banking grew as a result of strong growth in transaction and bill fees driven by lending growth.

Operating expenses increased $2,646 million or 32.7% to $10,726 million.  This increase was largely driven by growth in Wealth Management life insurance expenses of $2,115 million, from $4,800 million in 2004 to $6,915 million in 2005.  This reflects an increase in the ‘change in policy liabilities’ of $2,197 million (2005: $5,571 million, 2004: $3,374 million) as a result of the improvement in the performance of global equity markets and is consistent with the increase in investment revenue.  This was partly offset by a decrease in claims expense reflecting favourable claims expense across all products and higher surrenders in the closed traditional life business in the 2004 year.  In addition, operating expense growth was impacted by certain issues identified in respect to customer overcharging.  These included the overcharging of interest and fees for Choice package, interest on fixed rate interest only loans and personal residential fixed rate interest only loans and the over-collection of BAD tax.  Increased personnel costs (excluding superannuation) reflected higher annual salaries and enterprise bargaining agreements, net of a reduction in average staff numbers, and higher performance-based remuneration.  The increase also reflected higher superannuation costs due to a superannuation contribution holiday in Australia having reduced the prior year superannuation expense, higher occupancy-related costs as a result of the full occupation of the second Docklands building in Melbourne, and higher project expenditure reflecting the number of regulatory and compliance projects, such as Basel II Capital Accord and International Financial Reporting Standards.  This was partly offset by benefits flowing through the current year as a result of restructuring initiatives and other productivity improvements.

The charge to provide for doubtful debts increased from $201 million in 2004 to $257 million in 2005.  This was largely attributable to a higher statistically-based provision charge, driven by growth in lending outstandings, in particular business lending products.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

2004 compared with 2003

Total Australia increased its contribution to net profit attributable to members of the Company by $153 million or 7.5% to $2,194 million in 2004, from $2,041 million in 2003.  Excluding the impact of the significant items incurred during the 2004 year of $135 million (after tax) in relation to the write-down of impaired application software and the charge to provide for doubtful debts, net profit attributable to members of the Company increased by $288 million or 14.1%.  Details of this result (excluding significant items) are as follows.

Net operating income increased 25.4% to $11,960 million.  Net interest income increased $73 million or 2.0% to $3,699 million, reflecting higher lending income, primarily driven by strong housing growth and growth in retail deposits. This was almost entirely offset by a 38 basis point reduction in net interest margin to 2.65%, caused by the increased proportion of lower margin housing lending in the loan portfolio, higher wholesale funding costs and lower long-term term lending yields in a less favourable interest rate environment.

Non-interest income increased $2,348 million or 39.7% to $8,261 million.  This increase primarily reflected growth in Wealth Management life insurance revenue of $2,191 million, from $3,613 million in 2003 to $5,804 million in 2004.  This was impacted by an increase in investment revenue of $2,096 million (2004: $4,834 million, 2003: $2,738 million), reflecting improvement in the performance of global equity markets, which was consistent with the increase in the ‘change in policy liabilities’.  It also reflected an increase in premium and related revenue of $95 million (2004: $970 million, 2003: $875 million) due to growth in average in force premiums for personal and group protection products and strong annuities sales.  In addition, non-interest income increased as a result of strong growth in transaction and bill fees driven by lending growth.  This was partly offset by lower merchant service fees resulting from the Reserve Bank of Australia credit card interchange fee reforms effective October 31, 2003.

Non-interest income also included the movement in the excess of net market value over net assets of Wealth Management’s life insurance controlled entities, which decreased from a negative movement of $160 million in 2003 to a negative movement of $137 million in 2004.  Contributing to the $137 million negative movement in 2004 were the following:

•                  the effect of assumption and experience changes primarily comprising lower near-term sales for domestic retail investments business, reflecting the impact of slower recovery of retail funds flow from the then recent market downturn and the closure of the MLC Platinum Global Fund to new MLC Investment Trust investors, partly offset by lower planned expenses in line with lower business volumes;

•                  the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the discounted cash flow); and

•                  the transfer of $63 million of franking credits to National Australia Bank Limited.

Operating expenses increased $1,840 million or 29.5% to $8,080 million.  This increase primarily reflected growth in Wealth Management life insurance expenses of $1,616 million, from $3,184 million in 2003 to $4,800 million in 2004.  This was primarily impacted by an increase in the ‘change in policy liabilities’ of $1,742 million (2004: $3,374 million, 2003: $1,632 million) as a result of the improvement in the performance of global equity markets and was consistent with the increase in investment revenue, partially offset by a $126 million decrease in claims expense due to favourable claims experience in 2004 compared to 2003.  In addition, the growth in operating expenses was driven by higher advertising and marketing expenses partly associated with the 2006 Melbourne Commonwealth Games sponsorship, increase in technology costs arising from the sale and leaseback of voice and data equipment to obtain enhanced service delivery, as well as increased amortisation on major projects.  The increase was also driven by an increase in regulatory expenses including Basel II Capital Accord and International Financial Reporting Standards, higher occupancy-related costs reflecting increased market rentals, rising utility costs, and the cost of upgrading accommodation.

The charge to provide for doubtful debts decreased from $297 million in 2003 to $201 million in 2004.  This was primarily a result of a provision for a single large exposure recorded in 2003.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

Total United Kingdom

	2005	2004	2003
	$m	$m	$m
Net interest income	1,837	2,158	2,353
Non-interest income	1,052	1,075	1,204
Net operating income	2,889	3,233	3,557
Operating expenses	(1,960)	(2,200)	(2,039)
Charge to provide for doubtful debts	(216)	(224)	(248)
Significant items	774	(182)	—
Profit from ordinary activities before income tax	1,487	627	1,270
Income tax expense	(177)	(206)	(408)
Net profit attributable to members of the Company	1,310	421	862

Total United Kingdom comprises the UK Banking and Wealth Management UK businesses.  On February 28, 2005, the Group sold National Irish Bank Limited and Northern Bank Limited to Danske Bank A/S, generating a net profit on sale after all disposal costs, including taxation, of $1,043 million.

2005 compared with 2004

Total United Kingdom increased its contribution to net profit attributable to members of the Company by $889 million to $1,310 million in 2005, from $421 million in 2004.  The 2005 result included significant items of $844 million profit (after tax) in relation to the profit on sale of the Irish Banks, partly offset by restructuring expenses and provisions, compared to $128 million loss (after tax) from significant items in 2004.  In addition, the 2005 result included net profit attributable to members of the Company from the Irish Banks of $37 million, representing five months contribution up to the date of sale to Danske Bank A/S on February 28, 2005, compared to $96 million for the 2004 year.  Excluding the 2005 and 2004 significant items and the profit contributed from the Irish Banks for both years, the net profit attributable to members of the Company decreased by $24 million or 5.3% from $453 million in 2004 to $429 million in 2005.  Details of this result (excluding significant items) are as follows.

Net operating income decreased 10.6% to $2,889 million; however, excluding the Irish Banks (which contributed $259 million of revenue in 2005 up to the date of sale, compared to $661 million during the 2004 year), revenue increased by $58 million or 2.3%.  Net interest income decreased $321 million or 14.9% to $1,837 million; however, excluding the Irish Banks, net interest income declined $27 million or 1.6%.  This decrease reflects the adverse impacts of margin contraction and changing portfolio mix, partly offset by underlying volume growth.  Net interest margin from ongoing operations declined 32 basis points to 3.84%.  This decline reflects the continued shift to lower margin products across the lending and deposit portfolios, mortgage growth through the third party distribution channel and current account offerings, conscious deposit repricing and the impact of the yield curve on interest rate management activities.  Lending growth was primarily in mortgage lending, reflecting the success of the brand program and the increased focus on the Integrated Financial Solutions business model and third party strategies to sell products to target markets, as well as in business lending in both fixed and variable products.

Non-interest income decreased $23 million or 2.1% to $1,052 million; however, excluding the Irish Banks, non-interest income increased $85 million or 9.5%.  This increase reflects income from Danske Bank A/S in respect of the provision for transitional services (offset by an increase in expenses), increases in origination fees driven by the growth of the Integrated Financial Solutions centres and third party propositions, as well as higher income from funds under management and administration driven by investment market performance.  In addition, the increase also reflects the profit on property transactions.

Operating expenses decreased $240 million or 10.9% to $1,960 million; however, excluding the Irish Banks, operating expenses increased $58 million or 3.4%.  This increase has been driven by the costs associated with transitional services provided to Danske Bank A/S (offset by increase in revenue), costs associated with the transformation of the business, including costs of new staff in the Integrated Financial Solutions centres, additional property-associated costs, advertising and marketing costs, and additional brokerage commission costs associated with the strong increase in mortgage completions through the third party channels and increased incentive scheme costs aimed at rewarding strong performance. This has been partly offset by benefits flowing through the current year as a result of restructuring initiatives, including staff reductions and other productivity improvements.

The charge to provide for doubtful debts decreased from $224 million in 2004 to $216 million in 2005.  Excluding the Irish Banks, the charge to provide for doubtful debts increased 5.0% or $10 million.  This was driven by a market deterioration in credit cards and unsecured personal lending, together with additional statistical provision charges as a result of increased lending growth, partly offset by lower provisioning resulting from attracting higher net worth customers by the Integrated Financial Solutions centres.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

2004 compared with 2003

Total United Kingdom decreased its contribution to net profit attributable to members of the Company by $441 million or 51.2% to $421 million in 2004, from $862 million in 2003.  Excluding the impact of the significant items incurred during the 2004 year of $128 million (after tax) in relation to the write-down of impaired application software and the charge to provide for doubtful debts, net profit attributable to members of the Company decreased by $313 million or 36.3%.  Details of this result (excluding significant items) are as follows.

Net operating income decreased 9.1% to $3,233 million.  Net interest income decreased $195 million or 8.3% to $2,158 million, primarily due to a decrease in net interest margin, partly offset by lending growth.  Net interest margin declined to 3.96%, reflecting competition in the UK market and the change in product mix towards lower margin lending products.  Lending growth was primarily in housing as a result of increased focus on mortgage lending and business variable rate lending, while higher margin personnel lending volumes declined.

Non-interest income decreased $129 million or 10.7% to $1,075 million, resulting from a reduction in account maintenance fees, overdraft fees, the outsourcing of the merchant acquiring business, lower levels of insurance commission income, and a reduction in credit card income due to lower customer numbers and card transaction volumes.

Operating expenses increased $161 million or 7.9% to $2,200 million.  This was largely a result of higher defined benefit pension fund expenses, additional provisions for retiree medical expenses, and costs associated with Integrated Financial Solutions centres, including personnel costs from the uplift in the number of customer-facing staff to support the growth strategy in the south of England.  In addition, the increase reflected project expenditure on major programs, including investment in the front-end teller system and the integration of Clydesdale Bank and Yorkshire Bank, ongoing expenditure on regulatory projects, such as Basel II Capital Accord and International Financial Reporting Standards, as well higher occupancy-related costs due to increased property rentals, and growth in advertising costs in relation to branding and communication-related expenses.

The charge to provide for doubtful debts decreased from $248 million in 2003 to $224 million in 2004 and was mainly driven by a reduction in business provisions.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

Total New Zealand

	2005	2004	2003
	$m	$m	$m
Net interest income	782	720	669
Non-interest income	407	402	394
Net operating income	1,189	1,122	1,063
Operating expenses	(672)	(643)	(582)
Charge to provide for doubtful debts	(37)	(21)	(22)
Significant items	(14)	(68)	—
Profit from ordinary activities before income tax	466	390	459
Income tax expense	(152)	(139)	(148)
Net profit attributable to members of the Company	314	251	311

Total New Zealand comprises the New Zealand Banking and Wealth Management New Zealand businesses.

2005 compared with 2004

Total New Zealand increased its contribution to net profit attributable to members of the Company by $63 million or 25.1% to $314 million in 2005, from $251 million in 2004.  The 2005 result included significant expenses of $10 million (after tax) in relation to restructuring expenses, compared to $46 million (after tax) in 2004.  Excluding the 2005 and 2004 significant items, the net profit attributable to members of the Company increased by $27 million or 9.1% to $324 million in 2005.  Details of this result (excluding significant items) are as follows.

Net operating income increased 6.0% to $1,189 million.  Net interest income increased $62 million or 8.6% to $782 million, reflecting strong volume growth in housing and business lending, and retail deposits, partly offset by increased downward pressure on the net interest margin, which declined by 18 basis points to 2.43%.  Housing volume growth reflects the continuing success of the New Zealand business in implementing a consistent and targeted home loan strategy, which is delivering solid home loan growth.  The decline in the net interest margin reflects heightened competition in the New Zealand market, combined with a change in product mix, as customers continue to move to lower margin fixed rate products in a low, but rising interest rate environment.

Non-interest income remained steady with only a small $5 million increase to $407 million.  This reflects customers moving towards lower cost channels, fee structures and products, reflecting continuing focus by the business on making the customer proposition more attractive to drive sustainable and longer-term relationships, which is offset by a strong increase in volume-related fees.

Operating expenses in 2005 increased by $29 million or 4.5% to $672 million.  This result primarily reflects increased personnel costs due to annual salary increases, higher pension costs, and higher technology and compliance costs.  The increase also reflects growth in branding (eg. advertising and marketing costs associated with the ‘Global Plus’ credit card re-launch and the ‘Unbeatable’ housing campaigns), as well as an increase in network costs to improve service and customer satisfaction.

The charge to provide for doubtful debts increased from $21 million in 2004 to $37 million in 2005.  This higher charge relates to a single large exposure and higher statistically-based provisioning due to volume growth.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

2004 compared with 2003

Total New Zealand decreased its contribution to net profit attributable to members of the Company by $60 million or 19.3% to $251 million in 2004, from $311 million in 2003.  Excluding the impact of the significant items incurred during the 2004 year of $46 million (after tax) in relation to the write-down of impaired application software and the charge to provide for doubtful debts, net profit attributable to members of the Company decreased by $14 million or 4.5%.  Details of this result (excluding significant items) are as follows.

Net operating income increased 5.6% to $1,122 million.  Net interest income increased $51 million or 7.6% to $720 million, reflecting strong volume growth in housing, business lending and retail deposits.  This was partly offset by a 13 basis point decrease in the net interest margin to 2.61%, resulting from a change in product mix to lower fixed rate products in a low, but rising interest rate environment.

Non-interest income remained relatively flat, with income increasing by $8 million or 2.0% to $402 million.  Growth from higher volumes and transaction levels were offset by the impact of simplified fee structures and a trend by customers to move towards lower cost channels.

Operating expenses in 2004 increased by $61 million or 10.5% to $643 million.  This increase was primarily due to the timing of technology-related charges associated with the Integrated Systems Implementation (ISI), annual salary increases, higher pension costs and higher regulatory and compliance costs associated with Basel II Capital Accord, International Financial Reporting Standards and US Sarbanes-Oxley legislation.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

Institutional Markets & Services

	2005	2004	2003
	$m	$m	$m
Net interest income	543	618	812
Non-interest income	919	866	970
Net operating income	1,462	1,484	1,782
Operating expenses	(735)	(705)	(643)
Charge to provide for doubtful debts	(24)	(113)	(68)
Significant items	(86)	(416)	—
Profit from ordinary activities before income tax	617	250	1,071
Income tax (expense)/benefit	(80)	25	(223)
Net profit attributable to outside equity interests	—	(9)	(8)
Net profit attributable to members of the Company	537	266	840

Institutional Markets & Services comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions Group and a Support Services unit, to provide products across the Group’s business base.  With the exception of the Financial Institutions Group, the client relationships served by Institutional Markets & Services are maintained within the regional structures across the Group.  Institutional Markets & Services operates through an international network of offices in Australia, Europe, New Zealand, the United States and Asia.

2005 compared with 2004

Institutional Markets & Services increased its contribution to net profit attributable to members of the Company by $271 million in 2005, from $266 million in 2004 to $537 million in 2005.  The 2005 result included significant expenses of $76 million (after tax) relating to restructuring expenses partially offset by the reversal of the provision for foreign currency options trading losses, compared to $292 million (after tax) in 2004.  Excluding the 2005 and 2004 significant items, the net profit attributable to members of the Company increased by $55 million or 9.9% to $613 million in 2005.  Details of this result (excluding significant items) are as follows.

The financial performance for the 2004 year was dominated by the impact of the currency options incident, a reduced risk profile and the diversion of senior staff to addressing remediation actions.  During 2005, whilst considerable effort has been applied to remedial actions and an improved control framework, management focus has returned to building a portfolio of businesses to deliver sustainable client income streams and improved return on equity.  As part of this program, Institutional Markets & Services has undergone significant rebasing of its businesses in Asia and the US, and is transforming to a lower capital base business by reducing capital in low yielding risk-weighted assets, increasing capital velocity and the number of product lines to improve the level of cross sales into the Group franchise.  In addition, earnings were impacted due to the sale of the Irish Banks on February 28, 2005.

In 2005, net operating income decreased 1.5% to $1,462 million, with net interest income down $75 million or 12.1% to $543 million, and non-interest income up $53 million or 6.1% to $919 million.  Key movements were due to net interest income from the Markets division being negatively impacted by rising US interest rates during the 2005 year.  This was partly offset by an increase in net interest income in the Credit Products division as the 2004 year included a reversal of capitalised interest on a large project finance exposure that was classified as a non-accrual loan.

Non-interest income increased due to an improved performance from the Markets division arising from a strong client appetite for interest rate products and new business initiatives in Credit Products.  This was partly offset by reduced Structured Products income due to legislative changes in Europe and lower fee income from the Corporate Loan Portfolio following the strategy to exit low yielding assets.

Operating expenses in 2005 increased by $30 million or 4.3% to $735 million.  The increase in operating expenses was due to increased staffing costs reflecting the full year impact of the investment in creating an enhanced control environment in 2004 and enterprise bargaining agreement salary increases in 2005.  However, at year end, the number of full-time equivalent employees has reduced reflecting the transformation initiatives which have been undertaken in Institutional Markets & Services, including the rebasing of the Asian and US operations.

The charge to provide for doubtful debts decreased from $113 million in 2004 to $24 million in 2005.  This reflects a high level of specific provisions taken on historical exposures during the 2004 year, with current year statistically-based provision write-backs mainly due to the strategy to reduce low yielding assets to improve return on equity.  Improvements in the credit quality of Institutional Markets & Services assets have also contributed.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

2004 compared with 2003

Institutional Markets & Services decreased its contribution to net profit attributable to members of the Company by 68.3% to $266 million in 2004, from $840 million in 2003.  Excluding the impact of the significant items incurred during the 2004 year of $292 million (after tax) in relation to the foreign currency option trading losses, write-down of impaired application software and the charge to provide for doubtful debts, net profit attributable to members of the Company decreased by 33.6%.  Details of this result (excluding significant items) are as follows.

Net operating income decreased 16.7% to $1,484 million.  As a result of the unauthorised foreign currency option trading losses incident, income was impacted by the inability to offer a full suite of products, resulting in not only lower sales of currency options, but also reduced other income from other products as some customers utilised alternative providers to source their entire business needs.  Risk and trading income was also impacted as the Markets division reduced its risk profile in response to the Group’s revised risk management policy, which was issued following the currency options incident and the associated remedial actions.

Net interest income decreased 23.9% to $618 million, mainly due to a benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange markets.  It was also impacted by the unauthorised foreign currency option trading losses incident, which impacted the broader performance of the Markets division (as discussed above), and the need to reverse prior year capitalised interest of $38 million on a large project finance exposure, which was reclassified as a non-accrual loan.

Non-interest income decreased by $104 million or 10.7% to $866 million, as a result of the factors that impacted net interest income as discussed above.  In addition, the result also reflected reduced Structured Products and Credit Products income due to a slowdown in overall deal flow.

Operating expenses in 2004 increased by $62 million or 9.6% to $705 million.  This reflected strategies implemented to support client revenues, increased personnel costs as a result of higher employee numbers to address APRA remedial work, increased investment in the control environment following the foreign currency option trading losses incident, increased rental costs and higher regulatory costs for Basel II and International Financial Reporting Standards.

The charge to provide for doubtful debts increased from $68 million in 2003 to $113 million in 2004.  This higher charge reflected specific provisions taken on US project finance exposures and other exposures.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

Other

	2005	2004	2003
	$m	$m	$m
Net operating income (excluding significant items)	192	171	183
Operating expenses (excluding significant items)	(474)	(360)	(357)
Significant items	13	176	—
Loss from ordinary activities before income tax	(269)	(13)	(174)
Income tax (expense)/benefit (including significant tax item)	(96)	58	75
Net profit/(loss) attributable to members of the Company	(365)	45	(99)

The Group’s ‘Other’ business segment includes Group Funding and Corporate Centre.  Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations.  Corporate Centre comprises the following non-operating units – Financial & Risk Management, People & Culture, and Group Development.

2005 compared with 2004

The Other segment decreased its contribution to net profit attributable to members of the Company by $410 million to a $365 million net loss in 2005, from a $45 million net profit in 2004.  The 2005 result included significant expenses of $103 million (after tax) in relation to restructuring expenses, and provision for settlement of a tax dispute with the Australian Taxation Office, compared to $217 million profit (after tax) from significant items in 2004.  Excluding significant items, the net loss attributable to members of the Company increased by $90 million or 52.3%, from a net loss of $172 million in 2004 to a net loss of $262 million in 2005.

The main factors impacting the $90 million increased net loss (excluding significant items) in the Other segment during the 2005 year, were:

•                  costs associated with a Northern Bank Limited robbery in December 2004;

•                  costs associated with the outcome of a legal action in South Korea awarded against the Group;

•                  increased costs associated with compliance and regulatory projects, such as Basel II Capital Accord, Sarbanes-Oxley and International Financial Reporting Standards, and the creation of new functions to address regulatory and structural changes; partly offset by

•                  a higher capital benefit paid to operating divisions as a result of higher economic capital being attributed to those divisions resulting in a change in capital allocation.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

2004 compared with 2003

During the 2004 year, net profit attributable to members of the Company contributed by the Other segment increased by $144 million to a net profit of $45 million, after a net loss of $99 million in 2003.  The 2004 result included significant items of $217 million profit (after tax) in relation to the profit on sale of strategic shareholdings and on the write-back of a provision relating to the sale of SR Investment, Inc., offset by the write-down of impaired application software and the charge to provide for doubtful debts.  Excluding these significant items, the net loss attributable to members of the Company increased by $73 million, from a net loss of $99 million in 2003 to a net loss of $172 million in 2004.

The main factors impacting the $73 million increased net loss (excluding significant items) in the Other segment during the 2004 year, were:

•                  lower dividend income as a result of the sale of shareholdings in St George Bank Limited in January 2004;

•                  $22 million (after tax) write-off of development work associated with the Integrated Systems Implementation program;

•                  growth in compliance-related costs for activities such as Sarbanes-Oxley and taxation-related matters;

•                  the decision not to book a tax benefit of $33 million on the interest expense relating to the exchangeable capital units following the receipt of an Australian Taxation Office assessment; and

•                  the inclusion in the 2003 year of a one-off benefit on the restructure of hedging swaps in connection with the TrUEPrSSM preference shares.

For a discussion on the Group’s significant revenue and expense items during the 2005 and 2004 years, refer to page 30, and pages 32 to 33.  For a discussion on the Group’s income tax expense, refer to page 34.

Employees

The following tables summarise the Group’s staffing position as at September 30:

	2005	2004	2003
	Number	Number	Number
By region
Australia	23,554	24,567	23,880
Europe	9,868	13,324	13,104
New Zealand	4,814	4,766	4,688
United States	114	141	136
Asia	583	719	732
Total full-time equivalents (1)	38,933	43,517	42,540

	2005	2004 (2)	2003 (2)
	Number	Number	Number
By line of business
Total Australia	22,136	23,128	22,623
Total United Kingdom	9,480	12,865	12,693
Total New Zealand	4,645	4,596	4,528
Institutional Markets & Services	1,993	2,073	1,904
Other	679	855	792
Total full-time equivalents (1)	38,933	43,517	42,540

(1)       Full-time equivalent employees (FTEs) includes part-time (pro-rated) and non-payroll FTEs (ie. contractors).

(2)       Divisional FTEs in relation to 2004 and 2003 have been restated to reflect the new business operating model.

The Group’s full-time equivalent (FTE) employee numbers decreased 4,584 or 10.5% to 38,933 during the 2005 year.  This decrease primarily reflects the following:

•                  the sale of Northern Bank Limited and National Irish Bank Limited, which had 2,712 FTE at September 30, 2004; and

•                  the significant restructure, reorganisation and integration of all of the Group’s businesses, particularly in the Australia, United Kingdom and Institutional Markets & Services segments, amounting to a reduction of 1,834 FTE.  This significant restructuring program is expected to reduce FTE numbers by a further 2,828 by the end of the 2007 year.

Refer to page 32 for further information on the Group’s restructuring expenses and provisions recorded by the Company during the 2005 year.

The increase in FTE during the 2004 year compared to the 2003 year of 977 or 2.3% to 43,517, resulted from an increase in employees on major compliance and regulatory projects, such as Basel II Capital Accord, International Financial Reporting Standards and Sarbanes-Oxley, as well as growth in customer-facing staff in Australia and in the United Kingdom.

The Group continues to work professionally and constructively with the unions in Australia, United Kingdom, New Zealand and in other countries where the Group operates, recognising both the unions and their members as key stakeholders in the organisation.  The Group has a number of industrial instruments including collective agreements that are negotiated or renewed regularly with the relevant trade unions in each region.

In Australia, there are two primary enterprise agreements which detail terms and conditions for all employees.  These enterprise agreements were developed and negotiated with the Finance Sector Union.  The current Enterprise Bargaining Agreement expired in October 2005 and the Wealth Management Enterprise Agreement expires in December 2005.  Both agreements are currently under negotiation with the Finance Sector Union.  A pay increase of 4.5% was paid to some management and all non-management employees in January 2005.

Bank of New Zealand has a collective agreement covering the branch network, contact centres and back-office locations.  The agreement expires on October 31 each year, with negotiations commencing during the months of September and October annually.  A pay increase of 3.75% was paid to staff as a result of the 2004 negotiations.

Three separate pay negotiations occur annually during October and November in the United Kingdom.  At the 2004 negotiations, pay increases between 3.25% and 3.80% were paid.

Shares, performance options and performance rights are used by the Group to provide employees with short-term and long-term incentives and are an integral part of the Group’s remuneration strategy in rewarding an employee’s contribution to the Group’s performance.  For further information on the remuneration and reward policies offered by the Group to employees, refer to the ‘remuneration report’ on pages 81 to 100 of this annual financial report and note 38 ‘shares, performance options and performance rights’ in the financial report.  The Group also provides superannuation (pension) plans for employees in Australia, United Kingdom, New Zealand and in certain other countries in which the Group operates, which entitle plan members to benefits on retirement, resignation, permanent disability or death.  For further information, refer to note 47 ‘superannuation commitments’ in the financial report.

Return on average equity

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Weighted average equity (1)	23,639	21,341	20,579	21,104	20,685
Return on average equity (%) (1) (2)	16.6	14.0	18.3	15.1	9.0
Return (before significant items) on average equity (%) (1) (2)	15.0	15.8	18.3	17.0	18.6

(1)       Based on average ordinary shareholder funds (refer to page 8 for a reconciliation of average ordinary shareholder funds).

(2)       Return represents net profit attributable to members of the Company, after deducting distributions on other equity instruments.

Profitability is measured by return on average equity, which increased to 16.6% in 2005 from 14.0% in 2004, after a decrease from 18.3% in 2003.  However, excluding the impact of significant items, return on average equity decreased to 15.0% in 2005 from 15.8% in 2004 and 18.3% in 2003.

The decrease in the return on average equity before significant items in the 2005 year compared to the 2004 year has been impacted by the 10.8% increase in weighted average equity, which has more than offset the improvement in the net profit attributable to members of the Company, excluding significant items, and after deducting distributions on other equity instruments.  The 10.8% increase in weighted average equity is due to the increase in average ordinary share capital reflecting the impact of the full underwriting of the Group’s dividend reinvestment plan in respect of the 2004 interim dividend, the issue of Trust Preferred Securities II in March 2005, along with the increase in average retained profits.

The decrease in the return on average equity before significant items in the 2004 year compared to the 2003 year was impacted by the deterioration in underlying operating performance in the major areas of the business, including Total Australia, Total United Kingdom and Institutional Markets & Services segments.  Weighted average equity increased by 3.7% in 2004 compared to the 2003 year, primarily due to the increase in average retained profits.

Refer to pages 19 to 20 for a detailed discussion on the Group’s operating performance for the 2005 and 2004 years.

Earnings and dividends per share

	2005	2004	2003	2002	2001
	Cents	Cents	Cents	Cents	Cents
Earnings per share
Basic	251.9	197.3	248.8	205.7	121.5
Diluted (1)	248.1	196.1	243.6	202.5	122.8
Earnings per share before significant items
Basic	228.1	222.7	248.8	231.9	247.4
Diluted (1)	225.2	220.4	243.6	227.4	243.2
Cash earnings per share
Basic	236.1	203.1	268.5	222.0	110.7
Diluted (1)	232.9	201.7	262.3	218.2	112.4
Cash earnings per share before significant items
Basic	212.3	228.5	268.5	248.2	236.6
Diluted (1)	210.1	226.0	262.3	243.0	233.0
Dividends per share	166.0	166.0	163.0	147.0	135.0

(1)       Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of performance options, potential conversion of exchangeable capital units, performance rights and partly paid ordinary shares, as set out in note 8 in the financial report.

Cash earnings is a key performance measure and financial target used by the investment community.  The potential conversion of exchangeable capital units, performance options, performance rights and partly paid shares into fully paid ordinary equity may have a dilutive impact on earnings per share, which varies from year to year depending on conversion.  Diluted cash earnings per share assumes full conversion, exercise and paying up of the exchangeable capital units, performance options, performance rights and partly paid shares, and provides a consistent basis for year-on-year comparison.  Management uses growth in diluted cash earnings per share before significant items as a key indicator of performance.  Refer to ‘non-GAAP financial measures’ for a more detailed discussion on page 70.

Diluted earnings per share increased 26.5% in 2005 to 248.1 cents, from 196.1 cents in 2004 and 243.6 cents in 2003.  Excluding the impact of significant items, diluted earnings per share increased 2.2% for 2005 to 225.2 cents, from 220.4 cents in 2004, after a decrease from 243.6 cents in 2003.  The increase in diluted earnings per share before significant items in the 2005 year compared to the 2004 year, reflects the improvement in underlying operating performance for wealth management products and increased revaluation profit, improved performance in the Total New Zealand and Institutional Markets & Services segments, offset by reduced earnings in Total Australia Banking division, Total United Kingdom and Other segments.

Diluted cash earnings per share increased 15.5% in 2005 to 232.9 cents, from 201.7 cents in 2004 and 262.3 cents in 2003.  Excluding the impact of significant items, diluted cash earnings per share decreased 7.0% in 2005 to 210.1 cents, from 226.0 cents in 2004 and 262.3 cents in 2003.  The continued decrease in diluted cash earnings per share before significant items reflects the reduced earnings in Total Australia Banking division, Total United Kingdom and Other segments, partly offset by improved performance in wealth management products, as well as improved performance in the Total New Zealand and Institutional Markets & Services segments.  The decrease also reflects one-off costs incurred in relation to the Northern Bank Limited robbery in December 2004, and in relation to the legal action in South Korea, as well as the overcharging of interest and fees for Choice package, interest on fixed rate interest only loans and personal residential fixed rate interest only loans and the over-collection of BAD tax.

An interim dividend of 83 cents per fully paid ordinary share was paid during the year ended September 30, 2005, compared to an interim dividend of 83 cents and 80 cents per share in 2004 and 2003, respectively.  The final dividend declared from the 2005 profit was 83 cents per share, which remained consistent with the 2004 and 2003 final dividends.  The 2005 final dividend is payable on December 19, 2005.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividends will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.   The dividend payout ratio for 2005 was equivalent to 78.2% of after-tax cash earnings (before significant items).  In addition, the payment of dividends is subject to the restrictions described in note 7 in the financial report.

The interim dividend paid was 80% franked and the final dividend will be 80% franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.  For non-resident shareholders for Australian tax purposes, the dividends will not be subject to Australian withholding tax.  This is because Australian dividend withholding tax is not imposed on franked dividends, while the unfranked portion of the dividends are paid from the Company’s foreign dividend account (or foreign income account in the event that relevant legislative changes are passed and receive Royal Assent prior to the date the final dividend is paid) which exempts the unfranked dividend from withholding tax.

Liquidity and funding

Liquidity risk is the risk that the Group is unable to meet its financial obligations as they fall due at acceptable cost.  These obligations include the repayment of deposits on-demand or at their contractual maturity dates, the repayment of borrowings and loan capital as they mature, the payment of insurance policy benefits, claims and surrenders, the payment of operating expenses and tax, the payment of dividends to shareholders, and the ability to fund new and existing loan commitments.

The Group’s banking entities comply with the regulatory liquidity requirements of the banking regulators in Australia, the United Kingdom, New Zealand, the United States, Hong Kong, and other geographies in which the Group operates as required.  The Group’s Wealth Management businesses also comply with the regulatory liquidity requirements of its Australian Financial Services Licences and the requirements of its various non-Australian regulators.  Liquidity within the Group is also managed in accordance with policies approved by the Board, with oversight from regional and Group Asset and Liability Management Committees (refer to ‘liquidity and funding risk’ under ‘risk management’ on page 63 for a detailed discussion).

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

The Group’s primary source of funding is from deposits and other borrowings – on-demand and short-term deposits, term deposits, and bank issued certificates of deposit.  Of total liabilities at September 30, 2005 of $385,308 million (2004: $381,543 million), funding from customer deposits and certificates of deposit amounted to $186,027 million (2004: $196,972 million) or 48.3% (2004: 51.6%).  Although a substantial portion of customer accounts are contractually repayable within one year, on-demand, or at short-notice, such customer deposit balances have traditionally provided a stable source of core long-term funding for the Group.

Deposits taken from the inter-bank market of $36,322 million as at September 30, 2005 (2004: $43,768 million) supplement the Group’s customer deposits.  The Group also accesses the domestic and international debt capital markets under its various funding programs.  As at September 30, 2005, the Group had on issue $39,238 million (2004: $32,573 million) of term debt securities (bonds, notes and subordinated debt) and the following funding programs available to fund the Group’s general banking businesses:

Short-term funding programs:

•                  US commercial paper program – National Australia Funding (Delaware) Inc. (unconditionally guaranteed by National Australia Bank Limited);

•                  Global commercial paper and certificate of deposit program – National Australia Bank Limited;

•                  Global commercial paper program – Bank of New Zealand; and

•                  Euro-commercial paper program – Clydesdale Bank PLC.

Long-term funding programs:

•                  Global medium-term note program – National Australia Bank Limited;

•                  Debt issuance program – National Australia Bank Limited;

•                  Registered transferable deposits program – Bank of New Zealand;

•                  Yen shelf – National Australia Bank Limited; and

•                  US medium-term note program – National Australia Bank Limited.

At September 30, 2005, the Company’s credit ratings were as follows:

	Short-term debt	Senior long-term debt
Standard & Poor’s Corporation	A-1+	AA-
Moody’s Investors Service, Inc.	P-1	Aa3
Fitch, Inc.	F1+	AA

Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

The ability to realise assets quickly is an important source of liquidity for the Group.  The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.  As at September 30, 2005, the Group held $15,957 million (2004: $24,248 million) of trading securities and $3,857 million (2004: $4,610 million) of available for sale securities.  In addition, the Group held $260,053 million (2004: $247,836 million) of net loans and advances to customers, of which $80,011 million (2004: $79,656 million) is due to mature within one year – although a proportion of these maturing customer loans will be extended in the normal course of business.

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

The following table sets out the amounts and maturities of the Group’s long-term contractual cash obligations at September 30, 2005:

	Payments due by period
	Less than 1 year	1 to 3 year(s)	3 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Long-term debt – dated	4,964	16,040	11,944	6,290	39,238
Other debt issues – undated	—	—	—	1,559	1,559
Operating leases	386	542	283	903	2,114
Total contractual cash obligations	5,350	16,582	12,227	8,752	42,911

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities, including life insurance policy liabilities.

The following table sets out the amounts and maturities of the Group’s contingent liabilities and other commercial commitments at September 30, 2005:

	Amount of commitment expiration per period
	Less than 1 year	1 to 3 year(s)	3 to 5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	2,997	292	33	178	3,500
Letters of credit	5,237	567	462	958	7,224
Performance-related contingencies	2,414	71	32	178	2,695
Other contingent liabilities	137	5	—	—	142
Other commercial commitments
Other binding credit commitments (1)	86,288	11,263	8,988	6,010	112,549
Investment commitments (2)	742	—	—	—	742
Total commercial commitments	97,815	12,198	9,515	7,324	126,852

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

Description of off-balance sheet arrangements (special purpose entities)

Special purpose entities (SPEs) are entities that are typically set up for a specific, limited purpose and generally would not enter into an operating activity or have any employees.  These SPEs do not have, or are not reasonably likely to have, a current or future effect on the Company’s financial condition, revenue or expenses, and results of operations.

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

Further, Urgent Issues Group Abstract 28 “Consolidation – Special Purpose Entities” provides additional guidance as to some of the factors that would indicate control relating to the activities, decision making powers, and exposure to the risks and benefits of an SPE that would generally require the SPE to be consolidated.

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

The Group does not recognise the assets and liabilities of these SPEs and they are not reported on the Group’s statement of financial position at September 30, 2005.  This is because the risks and rewards of the assets in the SPEs no longer lie with the Group (ie. the Group no longer retains any significant exposure to the returns on these assets).  Further, the Group does not retain control over the financial or operational decision making of these SPEs.

No loans were securitised during the 2005 year.  During the year ended September 30, 2004, the Group securitised Australian residential mortgage loans amounting to $2,483 million, and during the year ended September 30, 2001, the Group securitised Australian residential mortgage loans amounting to $1,924 million.  Outstanding securitised loans of these programs totalled $1,919 million as at September 30, 2005 (2004: $2,788 million, 2003: $585 million).  The securities issued pursuant to the securitisation programs do not represent liabilities of the Company or the Group.  Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arm’s length services and facilities.  The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities.  The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support.  The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances.  The Company has transacted with the SPEs on an arm’s length basis to act as servicer in relation to the loans and to provide the SPEs with fixed and basis swaps, and limited redraw and liquidity facilities.  (Refer to notes 1 and 16 in the financial report for additional information.)

Multi-seller securitisation conduits

The Group manages two multi-seller securitisation conduits, Titan Securitisation Limited and Quasar Securitisation Limited.  These conduits provide off-balance sheet funding for the Group’s corporate customers.  This type of securitisation program has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to the Group’s customers.  These securitisation conduits use SPEs to provide access to funding via the asset-backed commercial paper and medium-term note (MTN) investor markets.

These securitisation arrangements generally involve the sale of financial assets by customers to SPEs, which then issue commercial paper or MTNs to fund the purchases.  The assets acquired by the conduits, which totalled $3,479 million at September 30, 2005 (2004: $2,510 million; 2003: $1,863 million), included debt securities, mortgages, lease receivables, commodity receivables and loans.  These financial assets do not represent assets of the Group and are not reported on the Group’s statement of financial position at September 30, 2005.  Certain administrative activities and the provision of liquidity and credit facilities to the programs are performed by the Group under arm’s length contracts that it or the conduits’ independent board of directors can terminate.  Fees received by the Group for performing these services are recorded as fees and commission income when earned.

Repackaging securitisation

The Group sponsors and manages a repackaging securitisation vehicle, Script Securitisation Pty Limited (Script).  Script acquires debt instruments and, through the application of derivatives, generates master-funded repackaged debt instruments for sale to customers of the Group.  This type of securitisation arrangement has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to the Group’s customers.  The Group has no interest in the debt instruments acquired and these instruments are not reported on the Group’s statement of financial position at September 30, 2005.

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

Capital resources

The Group assesses its capitalisation against market, regulatory and ratings agency expectations, having regard to Australian and international peers, and the Group’s own asset base, risk profile and capital structure.  The Group believes it has sufficient capital to meet current and known future commitments.

Capital adequacy

The Group’s primary prudential supervisor is APRA.  APRA imposes capital adequacy requirements on banks, the prime objective of which is to ensure that an adequate level of capital is maintained, thereby providing a buffer to absorb unanticipated losses from activities.  Consistent with the international standards of the Basel Committee on Banking Supervision, APRA’s current approach in accordance with Basel I to assessing capital adequacy of banks focuses on three main elements: the credit risk associated with a bank’s exposures, the market risk associated with a bank’s trading activities, and the form and quantity of a bank’s capital.

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

Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices pertaining to interest rate-related instruments and equities in the trading book, and foreign exchange risk and commodity risk throughout the Group.  APRA’s current capital requirements for market risk, which involves creating equivalent risk-weighted exposures (refer to ‘risk-adjusted assets and off-balance sheet exposures’) are broadly consistent with the Basel Committee on Banking Supervision’s recommendations.

For regulatory purposes, capital comprises two elements, eligible Tier 1 and Tier 2 capital, from which certain deductions are made to arrive at Tier 1 and Tier 2 capital.  Tier 1 capital includes paid-up ordinary shares, hybrid instruments (such as National Income Securities), reserves (other than asset revaluation reserves), retained profits less goodwill and other intangible assets, and certain other deductions.  In addition, where recognised future income tax benefits are greater than deferred income tax liabilities, the net future income tax benefit is deducted from Tier 1 capital.  Tier 2 capital includes asset revaluation reserves, general provision for doubtful debts (net of associated future income tax benefits), certain hybrid debt/equity instruments and subordinated long-term debt.

The total amount of the resultant capital is subject to further deductions to form the capital base.  Such deductions include net assets in controlled entities that are deconsolidated for regulatory capital purposes and holdings of capital instruments in other non-subsidiary banks.  Tier 1 capital must constitute at least 50% of the capital base.

Under guidelines issued by APRA, investments in life insurance and funds management entities are deconsolidated for the purposes of calculating capital adequacy and those activities are excluded from the calculation of risk-weighted assets. The tangible component of such investments, comprising embedded value, is deducted from the total capital base.  The intangible component (being the difference between acquisition costs and the tangible component at acquisition) is deducted from Tier 1 capital.  Additionally, any profits from these entities included in the Group’s results, to the extent that they have not been remitted to the Company in the form of dividends are excluded from the determination of Tier 1 capital.

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

The Basel Committee on Banking Supervision has released wide-ranging and detailed proposals for the reform of capital adequacy guidelines for banks known as the Basel II Capital Accord.  The Basel Committee on Banking Supervision’s reform objective is to develop more risk-sensitive, internationally accepted, capital adequacy guidelines that are aligned more accurately with the individual risk profiles of banks.  Refer to ‘Basel II Capital Accord’ on page 16 for further information.

Regulatory changes

On February 24, 2005, APRA issued a discussion paper that outlines how it proposes to address the prudential implications of a number of specific Australian equivalents of International Financial Reporting Standards-related changes.  On November 29, 2005, APRA issued a revised version of these proposals.  APRA’s proposals have potential impacts for the capital position of the Group.  The Company has submitted a detailed response to the paper.  Refer to note 2 ‘transition to Australian equivalents to International Financial Reporting Standards’ in the financial report on page 126 for further information.

On August 31, 2005, APRA released a discussion paper outlining its proposed approach to Tier 1 hybrid capital.  The proposals introduce more restrictive rules relating to the volume and type of instruments that qualify as Tier 1 capital and will have a potential impact on the composition of the capital base of the Company and other Australian financial institutions.  The Company has submitted a detailed response to the discussion paper.  The APRA paper proposes a hybrid (or ‘residual’) Tier 1 limit of 25% of net Tier 1 capital.  Previously, the hybrid limit of 25% applied to Tier 1 before deductions and hybrids, and could consist entirely of Innovative Tier 1 capital.  Innovative Tier 1 capital includes any instrument which includes features such as an incentive for the issuer to call, such as a step-up in distribution rate, or is issued indirectly through a special purpose vehicle.  The new rules propose that hybrid Tier 1 capital will be classified into two categories being Innovative Tier 1, which will be limited to 15% of net Tier 1 capital, and a new category of Non-Innovative Tier 1 representing 10% of net Tier 1 capital.  Non-Innovative Tier 1 capital is described by APRA as consisting of ‘pure preference shares’ being ‘non-cumulative irredeemable preference shares without innovative capital features’.

APRA proposes to introduce the capital framework for IFRS and hybrids rule changes from July 1, 2006.  However the new limits for hybrid capital will not apply until January 1, 2008, coinciding with the implementation of the Basel II Framework.  A further transitional period will apply for entities that are materially affected by the proposed changes.  In this case, APRA intends to grant up to a further two-year transition period, until January 1, 2010, in respect of innovative capital instruments in excess of the proposed limits as at the date of the discussion paper.

Capital ratios

In addition to the Tier 1 and total capital regulatory capital ratios, the Group also uses the adjusted common equity (ACE) ratio to manage its capital position.  The ACE ratio measures the core equity capital available to support banking operations and is generally calculated as Tier 1 capital less Tier 1 hybrid instruments and the tangible component of the investment in non-consolidated controlled entities, and any other items, deducted from total capital.  The ACE ratio is a key measure used by analysts and rating agencies to assess a financial institution’s capital strength.

Capital ratios are monitored against internal capital targets, which are set by reference to factors such as market, regulatory rating agencies expectations and the Group’s risk profile.  The Board-approved target capital ranges at September 30, 2005 are as follows:

ACE ratio	4.75% – 5.25%;
Tier 1 ratio	7.00% – 7.50%; and
Total capital ratio	10.00% – 10.50%.

The total capital target range reflects the APRA imposed requirement in 2004 for the Group’s internal target for total capital to rise to 10.0% of risk-weighted assets.  Previously, the Group’s internal target capital ratio was 9.0% to 9.5%.

	2005	2004	2003
	%	%	%
Adjusted common equity	5.5	5.3	4.9

Tier 1	7.9	7.3	7.7
Tier 2	3.6	4.3	3.3
Deductions	(1.0)	(1.0)	(1.4)
Total capital	10.5	10.6	9.6

During the 2005 year, the Group’s ACE and Tier 1 capital ratios increased, and are at or above the Group’s stated target ranges at September 30, 2005.  This principally reflects the sale of Northern Bank Limited and National Irish Bank Limited, which occurred on February 28, 2005, generating a net profit after all disposal costs, including taxation, of $1,043 million.  In addition to the profit component, the sale also increased the capital ratios as a result of the reduction in risk-weighted assets of approximately $12,450 million.  The increase in the Tier 1 and total capital ratios also reflects the growth in contributed equity as a result of the issue of Trust Preferred Securities II on March 23, 2005.  The Group raised US$800 million ($1,014 million net of issue costs) through the issue of the 800,000 Trust Preferred Securities of US$1,000 each.  These securities qualify as Tier 1 capital.  Refer to note 33 in the financial report for further detail.

The capital position also increased due to the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP), and employee share and option plans.  During the years ended September 30, 2005, 2004 and 2003, 11.5 million, 47.5 million and 10.8 million fully paid ordinary shares respectively, were issued under the DRP and BSP to shareholders at varying prices.

The capital ratios have also been impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from an Internal Model Method to the Standard Method as directed by APRA in 2004.  The Standard Method, as prescribed by APRA in Prudential Standard APS 113, limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.  The effect of using the Standard Method was an increase in risk-weighted assets of $10,076 million at September 30, 2005 ($10,206 million at September 30, 2004).

Regulatory capital

	2005	2004	2003
	$m	$m	$m
Tier 1
Contributed equity	11,486	10,191	9,728
Reserves	667	1,194	893
Retained profits	15,903	14,515	13,786
Outside equity interest	6,224	3,866	2,804
Estimated reinvestment under the dividend reinvestment plan (1)	152	150	140
Deduct:
Asset revaluation reserve	(18)	(86)	(16)
Goodwill	(522)	(632)	(740)
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
Estimated final dividend	(1,304)	(1,287)	(1,248)
Deconsolidation of Wealth Management profits (net of dividends)	(799)	(349)	(290)
Future income tax benefit (FITB) (excluding FITB on the general provision for doubtful debts) (2)	(143)	—	(66)
Non-qualifying outside equity interest (3)	(6,224)	(3,866)	(2,804)
Capitalised expenses	(195)	(200)	—
Total Tier 1 capital	22,779	21,048	19,739
Tier 2
Asset revaluation reserve	18	86	16
General provision for doubtful debts	1,443	1,480	1,248
Perpetual floating rate notes	328	350	367
Exchangeable capital units	1,231	1,262	1,262
Dated subordinated debt	7,422	9,044	5,390
Notional revaluation of investment securities to market	(18)	(3)	37
Total Tier 2 capital	10,424	12,219	8,320
Total Tier 1 and 2 capital	33,203	33,267	28,059
Deductions (4)	(2,922)	(2,922)	(3,591)
Total regulatory capital	30,281	30,345	24,468

(1)      The amount is derived from reinvestment experience on the Company’s dividend reinvestment and bonus share plans.

(2)      APRA requires that any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(3)      Refers to controlled entities that are required to be deconsolidated for regulatory capital adequacy purposes.

(4)      Includes $2,922 million (2004: $2,922 million, 2003: $2,959 million) investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1 capital).

	2005	2004	2003
	$m	$m	$m
Adjusted common equity
Total Tier 1 capital	22,779	21,048	19,739
Deduct:
Tier 1 hybrid instruments within contributed equity (1)	(3,934)	(2,920)	(3,650)
Deductions (2)	(2,922)	(2,922)	(3,591)
Adjusted common equity	15,923	15,206	12,498

(1)      This includes preference shares, National Income Securities, Trust Preferred Securities and Trust Preferred Securities II.

(2)      Includes $2,922 million (2004: $2,922 million, 2003: $2,959 million) investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1 capital).

Risk-adjusted assets and off-balance sheet exposures

		Balance		Risk	Risk-adjusted balance (1)
	2005	2004	2003	weights	2005	2004	2003
	$m	$m	$m	%	$m	$m	$m
Assets
Cash, claims on Reserve Bank of Australia, Australian Commonwealth and State Governments, OECD central governments and central banks (2)	24,852	23,383	29,867	0	—	—	—
Claims on Australian banks, local governments and banks incorporated in OECD countries	16,962	31,214	32,361	20	3,392	6,243	6,472
Housing loans (3)	128,790	117,306	103,926	50	64,395	58,653	51,963
All other assets	174,387	171,200	158,135	100	174,387	171,200	158,135
Total assets (4)	344,991	343,103	324,289		242,174	236,096	216,570

	Contract or	Credit
	notional	equivalent
	amount	amount	Risk	Risk-adjusted balance (1)
	2005	2005	weights	2005	2004	2003
	$m	$m	%	$m	$m	$m
Off-balance sheet exposures
Financial guarantees, standby letters of credit and other letters of credit	13,673	12,797	0 – 100	9,226	11,258	9,872
Performance-related guarantees, warranties and indemnities	3,471	1,735	0 – 100	1,731	1,584	1,319
Commitments to provide finance facilities with residual term to maturity of over 12 months and other commitments	109,191	19,798	0 – 100	14,428	15,364	12,750
Foreign exchange, interest rate and other market-related transactions (5)	1,883,841	33,168	0 – 50	8,981	8,887	9,698
Total off-balance sheet exposures	2,010,176	67,498		34,366	37,093	33,639
Total risk-adjusted assets				242,174	236,096	216,570
Total risk-adjusted assets and off-balance sheet exposures – credit risk				276,540	273,189	250,209
Add: Risk-adjusted assets – market risk (6) (7)				13,293	13,616	4,057
Total assessed risk exposure				289,833	286,805	254,266

(1)      Claims secured by cash, government securities or guarantees from banks and governments reflect the risk weight attaching to the collateral security or a direct claim on the guarantor.

(2)      Short-term claims on the Australian Commonwealth Government are those with a residual term to maturity of less than 12 months; longer-term claims are those with a residual term to maturity of greater than 12 months.  Both categories held in the banking book attract a 0% risk weighting.

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

(7)      The calculation to determine the market risk capital component of risk-weighted assets at September 30, 2005 and September 30, 2004 was carried out under the Standard Method as directed by APRA.  Prior to March 2004, the market risk capital component of risk-weighted assets was calculated using the Internal Model Method.  The Standard Method as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

Gross loans and advances

Average balances

	2005	2004	2003
	$bn	$bn	$bn
Average gross loans and advances
Australia	157.8	143.1	125.6
Overseas	98.4	97.4	96.9
Total average gross loans and advances	256.2	240.5	222.5

The diversification and size of the Group are such that its lending is widely spread both in terms of geography and types of industries served.  The loan portfolio continues to consist of short-term outstandings with 30.7% of the loans at September 30, 2005 maturing within one year,  21.9% maturing between one year and five years and 47.4% maturing after five years.  Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.  The average balance of loans and advances in 2005 equated to 60.0% of the total average assets of the Group.  This compares with 59.2% in 2004 and 56.4% in 2003.

The loan portfolio within Australia largely comprises real estate lending ($105.4 billion), which equates to 61.7% of the portfolio at September 30, 2005.  The remainder of the portfolio primarily consists of instalment loans and other personal lending ($21.6 billion, or 12.7% of the portfolio) and other commercial and industrial lending ($16.1 billion, or 9.4% of the portfolio).  The overseas loan portfolio primarily consists of real estate lending ($34.1 billion, or 36.3% of the portfolio), other commercial and industrial lending ($22.7 billion, or 24.2% of the portfolio) and instalment loans and other personal lending ($10.4 billion, or 11.1% of the portfolio) as at September 30, 2005.  The nature of the Group’s lending reflects the operations of the Group’s business divisions, and the regional lending markets in which these divisions operate.

Average gross loans and advances increased $15.7 billion or 6.5%, to $256.2 billion in 2005, from $240.5 billion in 2004 and $222.5 billion in 2003.  The increase in 2005 reflects continued strong growth in housing loans and improved business lending in all regions, partly offset by the impact of the sale of the Irish Banks on February 28, 2005.

Australian average gross loans and advances accounted for 61.6% of the total average gross loans and advances in 2005, compared with 59.5% in 2004 and 56.5% in 2003.  Australian average gross loans and advances increased $14.7 billion or 10.2%, to $157.8 billion in 2005, from $143.1 billion in 2004 and $125.6 billion in 2003.  The increase mainly reflects continued strong growth in housing lending, fixed rate term lending and leasing.

Overseas average gross loans and advances increased $1.0 billion or 1.0%, to $98.4 billion in 2005, from $97.4 billion in 2004 and $96.9 billion in 2003.  The increase has been driven by continued strong growth in underlying housing and business term lending in both the UK and New Zealand, partly offset by the impacts of the sale of the Irish Banks and the exit from a number of Institutional Markets & Services’ activities in Asia and the US.

Loans by industry for the Group as at September 30, 2005 (1)

				New	United
		Australia	Europe	Zealand	States	Asia	Total
		$m	$m	$m	$m	$m	$m
	Government and public authorities	607	84	257	26	—	974
	Agriculture, forestry, fishing and mining	4,430	1,460	4,633	—	32	10,555
	Financial, investment and insurance	5,093	3,352	1,411	1,065	279	11,200
	Real estate – construction	5,587	1,516	219	206	200	7,728
	Manufacturing	2,417	3,586	1,271	389	227	7,890
	Real estate – mortgage	105,419	17,175	16,393	—	494	139,481
	Instalment loans to individuals and other personal lending (including credit cards)	21,642	8,700	1,710	—	—	32,052
	Lease financing	9,508	6,372	29	—	17	15,926
	Other commercial and industrial	16,058	12,920	8,800	555	465	38,798
	Total gross loans and advances	170,761	55,165	34,723	2,241	1,714	264,604
Deduct:	Unearned income	(1,319)	(811)	(3)	—	—	(2,133)
	Provisions for doubtful debts	(1,476)	(700)	(196)	(41)	(5)	(2,418)
	Total net loans and advances	167,966	53,654	34,524	2,200	1,709	260,053

(1)      Refer to note 16 in the financial report for comparative information.

In Australia, net loans and advances grew by $22.0 billion or 15.1%, to $168.0 billion at September 30, 2005, after an increase of $12.1 billion in the year to September 30, 2004.  The increase reflects continued strong growth in mortgages and instalment loans and other personal lending.  Housing loans have increased by $14.2 billion or 15.5%, to $105.4 billion in 2005, reflecting continued strong housing market growth.  Instalment loans to individuals and other personal lending increased by $8.1 billion or 60.0%, during 2005 to $21.6 billion.

In Europe, net loans and advances decreased by $10.5 billion or 16.4%, to $53.7 billion at September 30, 2005, after an increase of $6.6 billion in the year to September 30, 2004.  However, excluding the Irish Banks and the impact of exchange rate movements, net loans and advances grew by 14.6%.  Underlying growth in 2005, consistent with the 2004 year, primarily related to an increase in the housing loans book of $2.5 billion or 16.7%, reflecting growth across the third party distribution channel, branch network and Integrated Financial Solutions channel.  Underlying growth in other commercial and industrial lending also continued in 2005.

In New Zealand, net loans and advances increased by $2.6 billion or 8.2%, to $34.5 billion at September 30, 2005, after an increase of $4.3 billion in the year to September 30, 2004.  Excluding the impact of exchange rate movements, net loans and advances grew by 11.2% in 2005, after an increase of 8.1% in 2004. In both years, growth was principally driven by an increase in housing lending, which were up 14.4% in 2005, reflecting solid growth and the ‘Unbeatable’ housing campaign targeted at growing market share.  Other commercial and industrial lending increased by $1.0 billion during 2005.

In the US, net loans and advances decreased by $0.3 billion or 10.2%, to $2.2 billion at September 30, 2005, after a decrease of $0.8 billion in the year to September 30, 2004.  Excluding the impact of exchange rate movements, net loans and advances decreased by 4.4% in 2005, reflecting a combination of strategic initiatives implemented by Institutional Markets & Services to release capital invested in low yielding assets and also to exit non-core operations in the US market.

In Asia, net loans and advances decreased by $1.6 billion or 48.6%, to $1.7 billion at September 30, 2005, after a decrease of $0.1 billion in the year to September 30, 2004.  Excluding the impact of exchange rate movements, net loans and advances decreased by 46.8% in 2005, primarily reflecting Institutional Markets & Services consolidation of the Asian business which saw them exit activities in Seoul, Singapore, Tokyo and Malaysia.

Asset quality disclosures, charge to provide and provisions for doubtful debts

Non-accrual loans

		2005			2004
		Specific			Specific
	Gross	provision	Net	Gross	provision	Net
	$m	$m (1)	$m	$m	$m (1)	$m
Australia	756	201	555	700	164	536
Europe	137	68	69	333	159	174
New Zealand	103	33	70	86	19	67
United States	25	13	12	109	32	77
Asia	1	1	—	2	1	1
Total	1,022	316	706	1,230	375	855

Percentage of risk-weighted assets	0.35%	0.11%	0.24%	0.43%	0.13%	0.30%

	2005	2004	2003
	$m	$m	$m
Net non-accrual loans	706	855	1,211
Equity (parent entity interest)	28,056	25,900	24,407
Percentage of non-accrual loans to equity	2.5%	3.3%	5.0%

(1)      Includes specific provisions for impaired off-balance sheet credit exposures.

Total non-accrual loans less specific provision for doubtful debts at September 30, 2005 were $706 million, a decrease of $149 million or 17.4% from the 2004 balance of $855 million, which decreased $356 million or 29.4% from the 2003 balance of $1,211 million.  This decrease reflects the Group’s continued focus on asset quality in a benign credit environment.

Gross non-accrual loans (being non-accrual loans before specific provision for doubtful debts) at September 30, 2005 were $1,022 million, a decrease of $208 million or 16.9% from the balance at September 30, 2004, which decreased $403 million or 24.7% from the balance at September 30, 2003.

The Group’s gross non-accrual loans to risk-weighted assets were 0.35% at September 30, 2005, which decreased from 0.43% at September 30, 2004, largely the result of reductions in non-accrual loans in Europe and the US, as well as the continued focus on asset quality.  The Australian component of the gross non-accrual loans at September 30, 2005 was $756 million, which increased $56 million or 8.0% from 2004.  In Europe, gross non-accrual loans decreased by $196 million or 58.9%, to $137 million.  Excluding the impact of exchange rate movements and the sale of the Irish Banks on February 28, 2005, gross non-accrual loans decreased by 40.2%.  In New Zealand, gross non-accrual loans increased by $17 million or 19.8%, to $103 million.  Excluding the impact of exchange rate movements, non-accrual loans increased by 22.7%, reflecting the status of a large exposure in the New Zealand banking business.  In the US, gross non-accrual loans decreased by $84 million to $25 million.  This decrease reflects the reduction in exposures in relation to the Institutional Markets & Services business and the continued exit of non-core operations in the US market.

The Group has specialised business service units operating in each region, which continue to result in the early identification and workout of problem loans.

Provisions for doubtful debts (closing balance by region)

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Australia
General	1,258	1,136	955	972	1,140
Specific (1)	217	180	248	219	266
	1,475	1,316	1,203	1,191	1,406
Europe
General	613	765	641	808	803
Specific (1)	88	170	141	169	222
	701	935	782	977	1,025
New Zealand
General	160	158	130	135	154
Specific (1)	35	21	14	10	10
	195	179	144	145	164
United States
General	29	41	56	75	85
Specific (1)	13	30	39	48	5
	42	71	95	123	90
Asia
General	4	16	11	32	25
Specific (1)	1	1	5	2	5
	5	17	16	34	30
Group
General	2,064	2,116	1,793	2,022	2,207
Specific (1)	354	402	447	448	508
Total provisions for doubtful debts	2,418	2,518	2,240	2,470	2,715
Percentage of risk-weighted assets	0.83%	0.88%	0.88%	0.98%	1.05%

(1)      Excludes specific provisions for impaired off-balance sheet credit exposures.

Total provisions for doubtful debts, excluding off-balance sheet credit exposures, held at September 30, 2005 were $2,418 million or 0.83% of risk-weighted assets, compared with $2,518 million or 0.88% of risk-weighted assets at September 30, 2004 and $2,240 million or 0.88% of risk weighted assets at September 30, 2003.  Of the total provisions for doubtful debts at September 30, 2005, the general provision represented $2,064 million or 0.71% of risk-weighted assets, which remained consistent with the 2004 and 2003 years.

Credit quality data

The Group has adopted a statistically-based provisioning methodology to determine its general provision for doubtful debts (refer to notes 1(p)(i) and 17 in the financial report).  Under this methodology, the Group estimates the level of losses inherent but not specifically identified in its existing credit portfolios at balance date.

For retail lending (smaller-balance homogeneous loans), the general provision is assessed at a portfolio level and is based on product loss rates, to make a provision for losses inherent in the portfolio but not yet identified at balance date.  These rates are determined by reference to historical loss experience for the relevant product types.

In respect of non-retail lending, the amount of the general provision is determined by multiplying the customer’s probability of default by the loss given default by the exposure to the customer.  The probability of default is determined by the Group’s internal customer rating system.  Internal ratings are assigned at the customer level.  This system utilises objective, verifiable external data, such as external credit ratings, and is supplemented with an assessment of economic and industry outlooks, conducted by the Group’s discrete specialist economics unit.  The loss given default is the amount of an individual loan at risk having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.

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

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Provisions for doubtful debts
Specific (excluding off-balance sheet credit exposures)	354	402	447	448	508
General	2,064	2,116	1,793	2,022	2,207
Gross non-accrual and restructured loans	1,027	1,271	1,633	1,817	1,943
Charge to profit and loss account – ordinary	534	559	633	697	989
Charge to profit and loss account – significant	—	292	—	—	—

Ratios (1)	2005	2004	2003	2002	2001
	%	%	%	%	%
Provisions for doubtful debts at year end as a percentage of year-end loans (before provisions)
Specific	0.13	0.16	0.19	0.21	0.25
General	0.78	0.84	0.78	0.93	1.09
	0.91	1.00	0.97	1.14	1.34
Provisions for doubtful debts at year end as a percentage of year-end loans and acceptances (before provisions)
Specific	0.12	0.15	0.18	0.19	0.23
General	0.71	0.79	0.72	0.85	0.99
	0.83	0.94	0.90	1.04	1.22
Provisions for doubtful debts at year end as a percentage of year-end risk-weighted assets
Specific	0.12	0.14	0.18	0.18	0.20
General	0.71	0.74	0.71	0.80	0.86
	0.83	0.88	0.89	0.98	1.06
Non-accrual and restructured loans as a percentage of year-end loans (before provisions)	0.39	0.50	0.71	0.84	0.96
Charge to profit and loss account (ordinary and significant) as a percentage of
Year-end loans	0.20	0.34	0.28	0.32	0.49
Year-end loans and acceptances	0.18	0.32	0.25	0.29	0.45
Average loans and acceptances	0.19	0.33	0.26	0.31	0.46
Year-end risk-weighted assets	0.18	0.30	0.25	0.28	0.38

(1)      Ratios exclude specific provisions for impaired off-balance sheet credit exposures.

Provisioning coverage ratio

The provisioning coverage ratio (ie. the level of provisioning for non-accrual loans) is determined having regard to all identifiable losses anticipated to result from non-accrual loans.  The identifiable losses anticipated is management’s determination of probable losses for individual loans that are considered impaired. This considers all available information, including future cash flows, the effective rate of interest, the secondary market value of the loan, and the fair value of collateral.  The estimate is not determined over the life of the loan, only at the point at which the loan is considered impaired.  Accordingly, the balance of the specific provision is maintained equal to the total of all estimated losses on impaired loans.

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

The actual levels of specific provisioning set aside to cover estimated losses on loans which are considered to be sufficiently non-accrual and impaired to warrant raising of a provision are set out below:

	2005	2004	2003
	%	%	%
Specific provision coverage (1)	30.9	29.4	25.9
Total provision coverage (1)	235.8	198.1	138.0

(1)      Ratios include specific provisions for impaired off-balance sheet credit exposures.

The general provision provides further coverage against these loans of 204.9% at September 30, 2005, bringing total effective coverage to 235.8%.

Deposits and other borrowings

Total deposits and other borrowings (net of set-offs) decreased by $9.9 billion or 4.5%, to $209.1 billion at September 30, 2005, compared with $219.0 billion at September 30, 2004 and $198.5 billion at September 30, 2003.  Excluding the effect of exchange rate movements during 2005, deposits and other borrowings decreased by 1.5%.  The decrease primarily reflects the impact of the sale of the Irish Banks on February 28, 2005.  Excluding the Irish Banks and the impact of exchange rate movements, deposits and other borrowings increased by $8.0 billion or 4.0%.  This underlying increase in deposits and other borrowings has been driven by sound growth in retail deposit volumes in all regions, reflecting more competitive pricing and new product offerings and initiatives, and increased funding requirements of the Group.

Non-interest-bearing deposits at September 30, 2005 represent 5.3% of total deposits compared to 6.2% at September 30, 2004 and 6.6% at September 30, 2003.

In Australia, deposits and other borrowings increased by $2.5 billion or 2.2%, to $118.8 billion reflecting strong growth in on-demand and short-term deposits and term deposits, partly offset by a decrease in certificates of deposit.  In Europe, deposits and other borrowings decreased by $15.5 billion or 24.9%, to $46.6 billion.  However, excluding the Irish Banks and the impact of exchange rate movements, deposits and other borrowings increased by 1.7%, primarily reflecting growth in on-demand and short-term deposits and securities sold under agreements to repurchase.  In New Zealand, deposits and other borrowings increased by $0.5 billion or 2.1%, to $26.2 billion.  However, excluding the impact of exchange rate movements the increase was 5.0%, driven by strong growth in retail term deposits.  In the US, deposits and other borrowings increased by $2.1 billion or 18.6%, to $13.4 billion.  However, excluding the impact of exchange rate movements the increase was 26.4%, reflecting an increase in the National Australia Funding Delaware commercial paper program.  In Asia, deposits and other borrowings increased by $0.4 billion or 9.9%, to $4.0 billion.  However, excluding the impact of exchange rate movements the increase was 17.1%, mainly due to an increase in on-demand and short-term deposits.

Deposits and other borrowings for the Group as at September 30, 2005 (1)

			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,544	3,248	595	592	2	10,981
On-demand and short-term deposits	51,694	22,529	7,485	2,247	747	84,702
Certificates of deposit	13,934	8,936	3,424	475	—	26,769
Term deposits	34,065	10,061	13,092	3,063	3,294	63,575
Securities sold under agreements to repurchase	2,429	1,874	—	805	—	5,108
Borrowings	10,160	—	1,576	6,208	—	17,944
Total deposits and other borrowings	118,826	46,648	26,172	13,390	4,043	209,079

(1)      Refer to note 26 in the financial report for comparative information.

Assets under management and administration

The assets of the Group as reported on the statement of financial position include certain assets managed on behalf of others eg. where statutory funds and registered schemes are required to be consolidated by the Group under Australian Accounting Standards.  Assets on trust relate to funds held in trust by the Group’s trust services businesses.  The Group and its associated entities also manage and perform administration for entities such as superannuation funds and unit trusts, the assets of which do not form part of the total assets recorded on the Group’s statement of financial position.  (Refer to note 53 in the financial report for further detail.)

A summary of the Group’s assets under management and administration, is set out as follows:

	2005	2004	2003
	$m	$m	$m
By type
Assets under management	71,012	65,384	58,390
Assets under administration	15,007	10,520	9,414
Assets on trust	4,856	5,224	5,289
Total assets under management and administration	90,875	81,128	73,093

By region
Australia	84,155	74,032	66,225
Europe	3,752	4,214	4,322
New Zealand	2,304	2,310	2,030
Asia	664	572	516
Total assets under management and administration	90,875	81,128	73,093

By investor
Retail	65,106	59,361	56,554
Corporate	25,769	21,767	16,539
Total assets under management and administration	90,875	81,128	73,093

Total assets under management and administration increased by 12.0% to $90,875 million at September 30, 2005, compared with $81,128 million at September 30, 2004 and $73,093 million at September 30, 2003.  The growth in total assets under management and administration is due primarily to increased investment earnings as a result of continued strong investment market conditions in the year to September 30, 2005.  In 2004, the growth in total assets under management and administration reflected solid net inflows in the wholesale business in Australia and increased investment returns as a result of improved investment markets in the year to September 30, 2004.

Risk factors

The following are certain risk factors that may impact the Group’s future results.  The factors discussed below should not be considered to be the complete list of all potential risks.

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

For a discussion of the competitive factors facing the Group, refer to ‘competition’ on page 14.

Regulatory risk

The Group is subject to substantial regulation in the countries that it operates.  The Group’s businesses and earnings are affected by fiscal or other policies that are adopted by various regulatory authorities of the Australian Commonwealth Government, foreign governments and international agencies.

Changes or developments in regulations, including accounting standards, could impact the earnings performance of the Group.  The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

For a discussion of the regulation of the financial services system and changing regulatory environment, refer to pages 14 to 17 in the ‘business overview’ section.  For a discussion of the critical accounting policies, refer to page 67.

Fluctuations in currency exchange rates

As the Group prepares its annual financial report in Australian dollars, changes in currency exchange rates, particularly between the Australian dollar and the British pound, NZ dollar or US dollar, may have an adverse effect on the earnings that it reports.

For a discussion of the Group’s risk management procedures, including the management of currency risk, refer to ‘risk management’ on page 62.

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

For a discussion of certain services provided by the external auditor in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 18 in the ‘business overview’ section.

For a discussion of the Group’s risk management procedures, including the management of credit risk and country risk, refer to ‘risk management’ on pages 60 and 63.

Market risk

The Group’s earnings are also subject to market risk exposures, principally changes in market interest and foreign exchange rates, equity and commodity prices, and associated financial derivatives.  The Group has in place controls and processes governing market risk activities.

For a discussion of the Company’s losses relating to unauthorised trading in foreign currency options, refer to page 105.

For a discussion of the Group’s risk management procedures, including the management of market risk, refer to ‘risk management’ on page 61.

Operational risk

As a financial services group, the Group is exposed to a number of other risks relating to people, processes and systems, and from external events.  These risks are identified, measured and managed by the co-ordinated efforts of the individual business units and independent Operational Risk units, through application of the Group’s systematic risk framework and methodology.

For a discussion of the Group’s risk management procedures, including the management of operational risk and compliance, refer to ‘risk management’ on page 64.

Liquidity and funding risk

The Group is exposed to liquidity risk and its banking entities must comply with the relevant regulatory liquidity requirements of the banking and other regulators in the countries they operate in.

For a discussion of the Group’s risk management procedures, including the management of liquidity and funding risk, refer to ‘risk management’ on page 63.

Legal risk

The Group may be and is subject to certain legal proceedings, and is subject to certain tax disputes with the taxation authorities in Australia and

New Zealand.  The outcome of these matters and proceedings could affect the earnings it reports.

For a discussion of certain legal proceedings, refer to page 17 in the ‘business overview’ section.  Refer to note 44 in the financial report for further information on the Group’s contingent liabilities, including certain tax disputes.

Control systems and programs

The implementation of control systems and programs is dependent upon factors such as the Group’s ability to acquire or develop necessary technology or systems, its ability to attract and retain qualified personnel, the competence and performance of employees, and the co-operation of customers, or third party vendors.

Risk management

Effective management of risk is a key capability for a successful financial services provider, and is fundamental to the Group’s strategy.

The Group’s approach to risk management is based on an overriding principle that risk management capability must be embedded within the business’ front-line teams to be effective.  This overriding principle embodies the following concepts:

•       all business decisions proactively consider risk;

•       business managers use the risk management framework which assists in the appropriate balancing of both risk and reward components;

•       all employees are responsible for risk management in their day-to-day activities; and

•       risk management is a core competency area for all employees.

The Group manages risk within an established ‘three lines of defence’ framework.  Control is exercised through clearly defined delegation of authority, with clear and rapid communication and escalation channels throughout the organisation.  The first line of defence comprises the business units managing the risks associated with their activities.  The second line encompasses dedicated risk functions at both a Group and regional level, which are accountable for independent monitoring and oversight.  The third line of defence relates to Internal Audit independently reviewing, monitoring, and testing business unit compliance with risk policies and procedures, and regularly assessing the overall effectiveness of the risk management framework.

Consistent with the move to a regional model announced in the 2004 year, the Group completed a review of its risk governance framework and the risk management function in January 2005 to improve risk management within the Group by benchmarking against best practice.  This resulted in the Group restructuring its risk management functions to align them with the new regional operating model, and to provide clear accountabilities at both a regional and Group level.  The revised framework was approved by the Board in April 2005.

At Group level, the Group Risk Management function supports the regions, executive management and the Board through the creation of Group-wide risk principles and policies, and provides aggregated reporting of risk issues, mitigation strategies, and policy changes to Group executive committees, the Principal Board Risk Committee, and ultimately the Principal Board.

There are now four regional risk management teams: Australia, United Kingdom, New Zealand, and Institutional Markets & Services (managed on a global basis).  Regional teams independently monitor and systematically assess the risk profile within the regions against established risk appetite parameters.  They also assist the ‘front-line’ businesses in the design and implementation of appropriate risk management policies and strategies, and work with the businesses to promote awareness of the need to manage risk.  Together with the Group Risk Management function, efforts continue to evolve the organisational culture and staff behaviours across the organisation globally.

As part of the alignment of the risk management structure to the new operating model, new risk professionals were recruited to fill many key positions, and a new risk leadership team was established comprising the Group Chief Risk Officer, Chief Risk Officers – Australia, UK, New Zealand and Institutional Markets & Services, and other senior risk executives.  This renewed risk leadership team has brought significant global perspective to the design of the revised risk management framework and effective management of risk throughout the Group.

A new executive Group Risk Management Committee has also been created.  This committee is comprised of key senior executives, including the Managing Director and Group Chief Executive, the Director, Finance and Risk, the Group Chief Risk Officer, each of the regional Chief Executive Officers and Executive General Manager Institutional Markets & Services, and serves as the principal risk strategy and policy decision making body within the Group.

This committee is supported by the following four sub-committees, each with a specialised focus:

•       Group Credit Risk Committee;

•       Group Market Risk Committee;

•       Group Operational Risk and Compliance Committee; and

•       Group Asset and Liability Committee.

Each of the four major regions also has a regional Risk Management Committee comprised of senior regional executives, which serves to provide a leadership focus on key risk issues from a regional perspective.

The Risk Committee of the Board reviews in detail the Group’s risk appetite, and oversees the Group’s overall risk management framework.  This committee focuses on key elements of risk, including regulatory compliance risk, operational risk, market risk, credit risk and balance sheet management.

Refer to page 75 for Risk Committee members, responsibilities and charter.

In response to the March 2004 APRA report on the foreign currency options trading losses, significant progress has been made to improve market risk systems, governance processes, and organisational culture.  A key outcome was the reopening in May 2005 of the foreign currency options trading desk.  The Group is also progressing with its internal market risk model re-accreditation.  Similarly, significant progress has been made in addressing risk systems and procedures in accordance with remedial actions specified by APRA and ASIC in the enforceable undertaking entered into in October 2004.

Refer to the ‘report of the directors’ on page 105 for further information.

Major risk areas and their management are outlined below, but many other types of operational risks such as those pertaining to payment systems, computer systems fraud, legislative compliance – environmental, business continuity and disaster recovery, and e-commerce risks are managed throughout the Group.

Credit risk

Credit risk is the potential that a borrower or a counterparty will fail to meet its obligations in accordance with the agreed terms.

The Group’s credit risk management infrastructure is framed to provide sound management principles and practices for the maintenance of appropriate asset quality across the Group.

Group Portfolio Management & Policy, a division of Group Risk Management, is responsible for the development and maintenance of credit policies and key credit risk systems.

The management of credit risk within the Group is achieved through a focus on approval and monitoring of individual transactions and asset quality, analysis of the performance of various credit risk portfolios and the independent oversight of credit portfolios across the Group.  Portfolio monitoring techniques cover such areas as industry or geographic concentrations and delinquency trends.  Roles and responsibilities between Group Portfolio Management & Policy and the regional credit risks are clearly defined.

Establishing an appropriate credit risk environment

Significant credit risk strategies and policies are approved, and reviewed annually, by the Risk Committee and the Board.  Through such policies, the Board establishes the Group’s tolerance for risk.  These policies are delegated to, and administered under the guidance and control of, management.

The Group’s credit policies, which are subject to ongoing review, are documented and published in a form that provides a consistent view of all major credit policies supporting the credit operations of the Group.

For complex credit products and services, Group Portfolio Management & Policy provides a policy framework that identifies and quantifies risks and establishes the means of mitigating such risks.

Single large exposure policies and industry concentration limits are in place across the Group.  Overall composition and quality of credit portfolio exposures are monitored and periodically reported to the Principal Board, and, where required, to the relevant regional supervisory authorities.

A key factor in the introduction of new products and services is the identification of credit risk inherent in such products and services.  This is managed through a process requiring acceptance by all impacted areas of the business and approval by Risk Management Committees prior to implementation.

Operating under a sound credit granting process

The Group has established processes for the granting of credit.  Key considerations include:

•       establishment of overall credit limits at the level of both individual counterparties and groups of connected counterparties for on- and off-balance sheet exposures;

•       satisfaction with repayment capacity and integrity of the counterparty;

•       use of financial covenants;

•       use of collateral;

•       consideration of economic and industry conditions; and

•       an objective customer rating assessment system.

Supporting these considerations are defined and documented policies and processes for the granting of credit.  The key elements of the process include:

•       clearly defined authorities for the approving of credit; and

•       a system of overview of credit approvals by a higher level of authority to ensure adherence to policies and good credit practice.

The delegated authorities are aligned to the counterparty risk by the inclusion of customer ratings in the authority matrix.  The Group’s credit rating system has been a focal point of credit assessment and related processes for a number of years.  The system, based on probability of default of a counterparty, has been implemented globally and provides meaningful differentiation of credit risk and focus in pricing for risk.

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

Maintaining an appropriate credit administration, measurement and monitoring process

Efficient and effective credit administration operations, along with adequate control over back-office procedures (such as the monitoring of contractual requirements, documentation, legal covenants and collateral), are recognised as vitally important aspects of the end-to-end credit process.

The Group assigns these responsibilities to various business units, together with centralised units, which support the branch network and business bankers.

Monitoring the condition of individual credits in the business units principally rests with the customer-facing relationship managers, with overview by Risk Management credit executives.

Ensuring adequate controls over credit risk

There is a formal process, undertaken by specialist units, of independent oversight of credit in each region across the Group.  Periodic reporting is submitted to management, the Risk Committee and the Audit Committee.

Credit processes and policy compliance are subject to internal auditing.  In addition, targeted credit reviews of specific business units or regions are undertaken by Risk Asset Review teams.  Risk Asset Review is an independent unit reporting to the Group Chief Risk Officer.  Credits found by this team to be outside agreed parameters are reported to the appropriate levels of authority for attention.

Credits showing adverse trends are passed to specialist units that undertake the collections and recovery processes.  The Group utilises skilled internal resources supported by external resources.  Through the use of due diligence techniques, the Group regularly targets areas of interest or concern within its credit portfolio to review and maintain the quality of the credit portfolio.

The Group also provides quarterly information to APRA, detailing large exposures to individual customers or groups of related customers in excess of 10% of total Tier 1 and Tier 2 capital.  APRA imposes restrictions on the Group’s ability to accept large exposures.

Market risk

Market risk is the potential for losses to the Group resulting from adverse changes in interest rates, foreign exchange rates, option volatility and commodity prices in the financial markets in which the Group operates.  The management of market risk is segregated between risk derived in the Group’s trading activities and risk resulting from mainstream banking activities.

Trading risk management

Responsibility for the oversight of traded market risk devolves from the Board to the Managing Director and Group Chief Executive, to the Group Chief Risk Officer and then to the General Manager, Market Risk.

Traded market risk is primarily managed and controlled using Value at Risk (VaR) methodology.  The global VaR limit is approved by the Board and delegated at the discretion of the Managing Director and Group Chief Executive.  Approval of limits for specific businesses is at the joint discretion of the General Manager, Market Risk and the Executive General Manager, Institutional Markets & Services Markets.

VaR methodology

VaR is an estimate of potential losses resulting from shifts in interest rates, currency exchange rates, traded credit spreads, option volatility, equity prices and commodity prices.  The estimate is calculated on an entire trading portfolio basis, including both physical and derivative positions.

The Group’s VaR is predominantly calculated using historical simulation.  This method involves multiple revaluations of the trading books using two years of historical pricing shifts.  The results are ranked and the loss at the 99th percentile confidence interval identified.  The calculation and rate shifts used assume a one-day holding period for all positions.

The use of a VaR methodology has limitations, which include:

•       the historical data used to calculate VaR is not always an appropriate proxy for current market conditions.  If market volatility or correlation conditions change significantly, losses may occur more frequently and to a greater magnitude than in the VaR measure;

•       VaR methodology assumes that positions are held for one day and may underestimate losses on positions that cannot be hedged or reversed inside that timeframe;

•       VaR is calculated on positions at the close of each trading day, and does not measure risk on positions taken and closed before the end of each trading session; and

•       the VaR measure does not describe the directional bias or size of the positions generating the risk.

Given these limitations of VaR methodology, the Group employs supplementary risk measures with appropriate limits and referral levels to manage and control risks, and communicate the specific nature of market exposures to executive management, Risk Committee and the Board.  These supplementary measures include stress testing, foreign exchange positions limits, and various sensitivity and limits.

Relationship between risk measures

Given the variance in the levels of detail and differing valuation shifts used to calculate these measures, the Group recognises the need to harmonise the specific desk controls with VaR.  To this end, Market Risk conducts a systematic calibration program supported by ongoing portfolio analysis, to maintain consistency across different risk controls.

Changes in VaR methodology

In previous years, the Group has used a global VaR, calculated as the sum of the VaR for each of the regions in which the Markets division operates.  During the year, the Group revised the calculation methodology to take into account the benefits of risk offsets between the regions.  In addition, the Group commenced integration of the calculation of VaR attributable to movements in spreads on credit products into the overall VaR analysis.  This is an area which is subject to the remedial work (refer to page 65).

The following table shows the Group’s VaR for all controlled banking entities’ trading portfolios, including both physical and derivative positions:

Value at risk at 99% confidence interval	2005 (1)	2004
	$m	$m
Average value for year ended September 30
Foreign exchange risk	3	7
Interest rate risk	13	13
Volatility risk	1	5
Commodities risk	—	1
Credit risk (3)	—	—
Diversification benefit	(3)	(6)
Total	14	20

Minimum value for year ended September 30 (2)
Foreign exchange risk	1	1
Interest rate risk	9	7
Volatility risk	1	1
Commodities risk	—	—
Credit risk (3)	—	—
Diversification benefit	—	—
Total	11	9

Maximum value for year ended September 30 (2)
Foreign exchange risk	7	39
Interest rate risk	18	21
Volatility risk	3	20
Commodities risk	1	2
Credit risk (3)	1	—
Diversification benefit	(10)	(27)
Total	20	55

(1)      VaR in 2005 has been calculated on a global diversified basis.  2004 numbers have not been restated.

(2)      VaR is measured individually according to foreign exchange risk, interest rate risk, volatility risk, commodities risk and credit risk.  The individual risk categories do not sum up to the total risk number due to diversification benefit.

(3)      As of June 1, 2005, market risk included credit VaR as part of the internal model calculation.

Balance sheet (non-trading) risk

Balance sheet market risk includes structural interest rate risk, foreign exchange risk, funding and liquidity and capital risk.

The primary objective for the management and oversight of balance sheet market risk is to maintain the risk profile within approved risk appetite and limits, while implementing strategies that optimise stable current and future earnings from the impact of market volatility.

Policies, inclusive of risk appetite and limits, are approved by the Board, with Group authority delegated to the Group Asset and Liability Management Committee (Group ALCO) and Regional Asset and Liability Management Committees (Regional ALCOs) for their subsequent implementation and monitoring.

The management of balance sheet market risk resides with Group Treasury, which was established in November 2004, with Regional Treasuries established within the regional businesses.

Risk oversight in this area is the responsibility of the Group Non-Traded Market Risk team.  This team was established in January 2005, to strengthen the risk governance framework by introducing standards of independence and control resilience consistent with traded market risk, with teams in place across the regional businesses.

Group ALCO and the Regional ALCOs meet monthly, and report to the Group Risk Management Committee and the Principal Board Risk Committee.

Structural interest rate risk

Structural interest rate risk comprises the sensitivity of the Group’s current and future net interest income to movements in market interest rates.

There are three major contributors to interest rate risk:

•       the investment of non-interest bearing deposits and equity into interest-bearing assets;

•       the mismatch between repricing dates of interest-bearing assets and liabilities; and

•       the inability of the pricing ‘basis’ for asset and liability products sold to customers to be replicated in the financial markets (ie. basis risk).

Within the objective of securing stable and optimal net interest income over both a 12-month period and over the long term, mismatch risk can be minimised.  The investment of equity and non-interest-bearing deposits targets the stability of net interest income.

Interest rate risk is principally managed through the use of interest rate swaps, forward rate agreements, overnight index swaps and futures.  All products are used within approved mandates, with strategies subject to monthly reporting to Group ALCO and Regional ALCOs.

Interest rate risk management across the Group is directed by Group Treasury, with execution on a regional business basis.  Group ALCO monitors risk to ensure it remains within approved policy and limits set by the Board.

Basis risk is more difficult to manage, given limited market liquidity in basis risk products.  To mitigate this risk, Group Treasury and the Group Non-Traded Market Risk team closely monitor pricing strategies, product innovation and marketing, since these play an important role in reducing the mismatch attributable to repricing characteristics of assets and liabilities sold to customers.

As a further step in its commitment to strengthen the risk management and oversight framework, the Group has introduced VaR as one of its principal measures for interest rate risk, along with an Earnings at Risk (EaR) measure that calculates the impact on future net interest income over the next 12 months.  These limit measures are calibrated to calculate structural interest rate risk and are complemented by sensitivity and scenario analysis.

These risk measures and the independence of Group Treasury and Non-Traded Market Risk management structures have contributed to a more transparent interest rate risk management framework within Board approved risk appetite and limits.

The table below presents a summary of the aggregated structural interest rate risk relating to non-trading assets and liabilities.  The table contains forward-looking statements (refer to ‘forward-looking statements’ on page 4).  Based on the structural interest rate risk position at balance date, the table shows the potential impact on net interest income, for the year ending September 30, 2006 of an immediate 1% parallel movement in interest rates across the whole yield curve.

The non-Australian exposure (expressed in Australian dollars) is the net exposure of offshore controlled branches and controlled entities, excluding life insurance and fund management entities.  Structural interest rate exposure in some countries may be biased towards rising interest rates, whilst in others may be biased towards declining interest rates, depending on different economic conditions or cycles.

	Forecast effect on net interest income 2006 (1)		Forecast effect on net interest income 2005 (2)
	Rates up 1%	Rates down 1%	Rates up 1%	Rates down 1%
	$m	$m	$m	$m
Australian operations	42	(42)	50	(50)
Non-Australian operations	10	(10)	43	(44)

(1)      Represents the forecast effect on net interest income for the year ending September 30, 2006 as calculated by the EaR measure introduced during the 2005 year.  2004 numbers have not been restated on a comparable basis of measurement.

(2)      Represents the comparative forecast effect on net interest income (as at September 30, 2004) for the year ended September 30, 2005.

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

This exposure is referred to as an accounting or translation exposure which, in the absence of any long-term realignment in exchange rates, has no lasting impact on underlying economic exposures.

Transaction foreign exchange exposures arise from the risk that future cash flows will be converted to Australian dollars at less favourable rates than at present.  Such cash flows could result from the repatriation of profits or capital back to the Company.  The policy of the Group is to fully hedge these exposures at the time of commitment, if they are of a material nature.  Hedging of transaction exposures relating to offshore acquisitions and divestments is assessed on a case-by-case basis.

Liquidity and funding risk

Liquidity risk is the risk that the Group is unable to meet its current and future financial obligations as they fall due at acceptable cost.  These obligations include the repayment of deposits on-demand or at their contractual maturity dates, the repayment of borrowings and loan capital as they mature, the payment of insurance policy benefits, claims and surrenders, the payment of operating expenses and tax, the payment of dividends to shareholders, and the ability to fund new and existing loan commitments.

The Group’s branches and banking entities comply with the regulatory liquidity requirements of the banking regulators in Australia, UK, New Zealand, US, Hong Kong, and other geographies as required.  The Group’s wealth management businesses also comply with the regulatory liquidity requirements of its Australian Financial Services Licences and equivalent non-Australian regulatory requirements.

Liquidity within the banking Group is managed in accordance with policies approved by the Board, with oversight from the regional bank’s ALCO and the Group ALCO.

The Group manages liquidity risk through a combination of positive cash flow management, the maintenance of portfolios containing high quality liquid assets, and diversification of its funding base.  The Group undertakes a conservative approach in managing its liquidity as it imposes internal prudential limits that are in addition to the regulatory requirements.

Regulatory supervision of bank liquidity in Australia is undertaken by APRA through its Prudential Standard APS 210 “Liquidity” (APS 210).  In accordance with the requirements of APS 210, liquidity risk is measured and managed in the Group’s banking entities on a cash flow basis.  Each regional bank is required to monitor liquidity under both ‘going concern’ and ‘name crisis’ scenarios, and cash flow mismatch limits have been established to limit the Group’s liquidity exposure.  An additional prudential requirement of the regional banks is to maintain liquid asset portfolios to meet unexpected cash flow requirements.

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

Refer also to ‘liquidity and funding’ on page 44.

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

The Group attempts, wherever possible, to segregate policyholder funds from shareholder funds.  Appropriate investment mandates are then developed for each.  The Group (for investment mandates set for assets in policyholder funds) attempts to match asset characteristics with the nature of policy obligations.  However, certain clauses included in policy and sales documents, regulatory constraints or the lack of suitable investments may affect this.

The majority of the policyholder assets are held for investment-linked policies where the policyholder bears the risk of movements in the market value and determines the allocation of the assets.  Should markets fall, fee income of the Group will decrease as it is based on the amount of assets invested.

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

The Group has an established process for measuring country risk, which is used in determining and monitoring its cross border exposures.  This includes setting prudential cross border limits based upon the Group’s risk appetite for each country.  These limits are reflective of the amount of economic capital the Group is prepared to place at risk through cross border exposures.  The Board approves and reviews individual country limits periodically.  Compliance monitoring occurs daily with reporting to the Risk Committee periodically.

Cross border outstandings by industry category

The following table analyses the aggregate cross border outstandings due from countries other than Australia where such outstandings individually exceed 0.75% of the Group’s assets.  For the purposes of the annual financial report, cross border outstandings are based on the country of domicile of the counterparty or guarantor of the ultimate risk, and comprise loans and advances, balances due from other financial institutions, acceptances and other monetary assets including trading derivative assets and reverse repurchase agreements.  Local currency activities with local residents by foreign branches and subsidiaries are excluded.

The reporting threshold used below is for disclosure guidance only and is not intended as an indicator of a prudent level of lending by the Group to any one country.

	Government and official institutions	Banks and other financial institutions	Commercial and industrial	Other	Total	% of total assets
	$m	$m	$m	$m	$m

As at September 30, 2005
Germany	5,819	4,511	364	13	10,707	2.6
US	458	5,123	3,188	208	8,977	2.1

As at September 30, 2004
Germany	2,770	3592	809	98	7,269	1.8
Italy	3,762	600	—	82	4,444	1.1
Netherlands	3	3,681	954	89	4,727	1.1
Switzerland	—	2,903	193	18	3,114	0.8
US	38	5,042	5,571	359	11,010	2.7

As at September 30, 2003
Germany	2,933	4,131	751	103	7,918	2.0
Italy	8,230	669	78	7	8,984	2.3
UK	—	2,314	849	378	3,541	0.9
US	107	9,025	6,662	455	16,249	4.1

In addition, as at September 30, 2005, the US had off-balance sheet commitments of $4,342 million (2004: $4,095 million, 2003: $4,101 million).

During 2004, the Group changed its basis of defining and collating cross border outstandings information for financial reporting disclosure purposes.  The most significant change was the inclusion of trading derivatives and reverse repurchase agreement asset positions.  Comparative information for the 2003 year was restated to reflect these changes.

Operational risk and compliance

Operational risk is the risk of loss resulting from inadequate or failed processes, people or systems or from external events.  This includes risk relating to the management of ongoing activities, regulatory compliance as well as to organisational changes such as project and change initiatives.

Compliance is the requirement to comply with external regulatory and legal obligations in addition to operating within Group and regional policies and standards.  This includes risk relating to reputational impact, incurring restrictive conditions and undertakings by regulators on how the Group does business, or losing or having its licence suspended to deal or engage in certain activities.

In response to several recent major operational risk events, the Group has placed significant focus on improving its operational risk management and compliance processes and systems.  One area of improvement has been the governance process supporting operational risk management, including, in particular, revisions to the Risk Committee structures and the reporting and escalation of issues.  The Group has formalised the operations of regional and Group Risk Committees which report to the Principal Board Risk Committee.

Various reports are produced at management, Board sub-committee and Board level to assist with their oversight and monitoring obligations.  An enhanced, quarterly risk reporting process has recently been established, in which each business unit defines its major operational risks and risk mitigants.  This process has generated greater visibility and understanding of the Group’s overall operational risk profile.

During the year, the Board approved a new Operational Risk and Compliance Framework (ORCF).  This is based on a set of core principles and defines the Group’s standards for operational risk management and compliance.  Its design recognises the importance of embedding operational risk and compliance into ‘business-as-usual’ activities.  It has particular focus on defining and implementing the right behaviours and incorporating risk considerations into the Group’s systems and processes and is a key component of the Group’s efforts to prepare for Basel II Capital Accord implementation.

The ORCF includes:

•       an established governance structure that is used to ensure consistent application, management and reporting of the operational risk management process.  This element also includes the establishment and communication of the Group’s operational risk appetite, an essential element in the business strategy and also underpins all operational risk management activities; and

•       a structured risk management process to facilitate the identification, quantification and management of risks.

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

These risks are controlled by ensuring that the Group’s underwriting policies and procedures adequately identify any potential risk, while retaining the right to amend premiums on risk policies where appropriate, and through the effective use of reinsurance.  The experiences of the Group’s life insurance business and that of the industry, along with actuarial assumptions underlying portfolio management, are independently reviewed on an annual basis to ensure that the risks continue to be effectively managed.

Disclosure controls and procedures and internal control over financial reporting

Under the requirements of the United States Sarbanes-Oxley Act of 2002, the Managing Director and Group Chief Executive, and the Director, Finance and Risk must each review and evaluate the Company’s disclosure controls and procedures, including internal control over financial reporting.  Under that Act, the Managing Director and Group Chief Executive, and the Director, Finance and Risk must certify, amongst other things, that they have presented in this annual financial report:

1.     their conclusions about the effectiveness of the Company’s disclosure controls and procedures as at the end of the year covered by this report; and

2.     any change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

This evaluation was performed as at September 30, 2005, under the supervision of and with the participation of the Company’s management, including the Managing Director and Group Chief Executive, and the Director, Finance and Risk.  Based on that evaluation, the Company’s Managing Director and Group Chief Executive, and Director, Finance and Risk concluded that as of the evaluation date such disclosure controls and procedures were not effective due to the following matters:

•      Discovery of unauthorised trading in foreign currency options: In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options.  In the investigation of those losses it was found that, in the Institutional Markets & Services division, there was inadequate management supervision, significant gaps in back office monitoring functions, escalation processes that did not work properly, weaknesses in control procedures, failure in risk management systems and an absence of appropriate financial controls.  It was also found that there was not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems.  Warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon.

In March 2004, APRA conducted a review of the Company’s market trading activities.  The review identified specific actions required by the Company, and further conditions were imposed as follows:

•      the Company would remain under close supervision by APRA until these actions were implemented;

•      the Company’s internal target total capital adequacy was to rise to 10%;

•      the Company’s approval to use an internal model to determine market risk capital was withdrawn; and

•      the Company’s currency options desk was to remain closed to corporate business and proprietary trading until substantial progress has been made to redress the issues raised by APRA in its report.

In response to the March 2004 APRA report on the foreign exchange options trading losses, significant progress has been made in addressing deficiencies in market risk systems, governance processes, and organisational culture.  Controls over financial reporting processes have been improved with all relevant issues identified through the APRA review either fully remediated or alternative controls reviewed and relied upon for financial reporting.

A key outcome was the reopening, in May 2005, of the foreign currency options trading desk.  The Company is also progressing with its internal market risk model re-accreditation.  Similarly, significant progress has been made in addressing risk systems and procedures in accordance with the remedial actions specified by APRA and the ASIC enforceable undertaking.

While significant improvements have been made to the Company’s risk management framework over the last 18 months, there is still work to complete in the following areas:

•      design and implementation of improved governance structures;

•      validation of complex models;

•      regular reconciliation of key data flows; and

•      improvements to the corporate culture.

Dedicated resources are deployed on all of these initiatives.

•      Organisational and cultural change: Since the discovery of the foreign currency options trading losses, as described above, the Company has embarked upon a journey to transform its culture across all levels of the organisation, including the Board and senior management.  There was recognition that the Company’s 2004 results, and its reputation, were adversely impacted by compliance issues, insufficient accountability, and the lack of a clear cultural framework.  This had a direct impact on the effectiveness of disclosure practices throughout the Company.

As part of its cultural transformation work, the Company has:

•      restructured its finance and risk management functions to provide clear accountabilities at both a regional and group level;

•      continued to drive significant changes in the culture of the organisation, including the visibility and accountability of its leadership group;

•      continued to communicate and embed the Corporate Principles - with 2005 short term incentive payments for senior management specifically tied to the achievement of the behaviours outlined in those Principles; and

•      assembled a team of experts in the field of cultural transformation to bring more validity checks, discipline and measurement to this area.

The Company has continued to introduce processes and procedures to build integrity and honesty in all that it does.  It has focused on equipping leaders to make informed decisions to grow the business and role model the Corporate Principles throughout the organisation.

In 2005 there has been a clear focus on embedding these changes and setting the direction for the future.  While the indicators show a positive shift in the culture, further improvement is still required.  Transformation initiatives will be progressed throughout 2006.

•      Reconciliation with US GAAP: During the year the Group has undertaken a review of its US GAAP reporting process.  During this process, a number of specific errors in prior period reporting have been identified.

In order to ensure the controls and procedures were improved to support the financial statements at year-end, the Company made the following changes in the Company’s internal control over financial reporting with regards to reconciling with US GAAP:

•      increased the focus and number of resources skilled in US GAAP; and

•      increased the amount of US GAAP reconciliation analysis and documentation.

These improvements have identified a number of adjustments that have been reflected in this annual financial report (as set out in note 56 in the financial report).

As at the date of this report, these matters have been addressed and the reconciliation with US GAAP is materially correct. Continued focus will be maintained on this area to ensure the quality of analysis and documentation remains at a high level.

•      Extent of manual processes necessary in order to compensate for the identified system deficiencies: While the core financial information systems of the Company are considered to be sound and controlled effectively, there remains scope for improvement to the Company’s disclosure controls and procedures and internal controls over financial reporting due to the significant over-reliance on manual processes and key personnel to compensate for identified system deficiencies.

During the year, as part of projects such as the Sarbanes-Oxley 404 project (refer below for further discussion on the Sarbanes-Oxley 404 project), management has started to take significant steps to address some of these issues, and will be upgrading key systems such as the company’s consolidation system to reduce the reliance on manual processes and enable more timely reporting.

Changes in the Company’s internal control over financial reporting that occurred during the 2005 year

In addition to the changes described above, changes were also made in the Company’s internal control over financial reporting during the year in order to address the other issues previously referred to in the annual financial report 2004.

Specifically, the following changes were made:

•      Reporting of non-accrual loans and 90 days past due loans: The Company continued to implement procedures to improve its data collection procedures used to establish its 90 days past due exposures, as weaknesses in these procedures had been identified in 2004.  The disclosures in this annual financial report reflect those further improved procedures.

The improvements made in 2005 include:

•      the Company’s accounting and credit risk policies being better aligned to APRA’s guidelines particularly with respect to the classification of 90 days past due loans assessed on a portfolio basis to ensure a consistent application across the Company; and

•      improvements at the technical processing level, (principally in relation to the definition of default), and stronger controls installed to enhance accuracy in classifying the impaired status of lending assets.

The deficiencies previously identified have been addressed and the reporting of non-accrual loans and 90 days past due loans is correct in all material respects.

•      Cross border outstandings: The improved process established in 2004 for defining and collating cross border information for financial reporting purposes has continued to be applied in 2005.  The cross border outstandings by industry category, including the 2004 and restated 2003 comparatives are now completed and disclosed on a consistent basis.

The deficiencies previously identified have been addressed and the reporting of cross border outstandings within the annual financial report is correct in all material respects.  Work continues to be undertaken in respect of ensuring these improvements are also made in our regulatory reporting to APRA.

In addition, there are two adjustments included in the notes to the financial statements.  These relate specifically to (1) certain balance sheet reclassifications following introduction of a Group wide chart of accounts (refer to note 1(d)) and (2) disclosure of off-balance sheet credit related commitments (refer to note 44).  The matters identified giving rise to these adjustments have all been addressed during the reporting period.

Sarbanes Oxley Act of 2002 Section 404 project

During the financial year, the Company continued with the Sarbanes Oxley 404 project focusing on internal control over financial reporting.  In summary, the project has:

•      reviewed the end to end control framework over financial reporting for all significant accounts;

•      documented key processes and controls supporting financial reporting;

•      developed a testing strategy for key controls;

•      performed key controls testing;

•      assessed the results of controls testing and any impact on the preparation of the financial statements;

•      reviewed progress of improvement activities identified and where appropriate ensured that there were sufficient compensating controls in place supporting the preparation of the financial statements; and

•      reported the outcomes of the project to senior management, the audit committee and the external auditor.

Transactions with related and other non-independent parties

In the year to September 30, 2005, the Group had a number of related party transactions (refer to note 50 in the financial report).  These transactions were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or charged on the basis of equitable rates agreed between the parties.  These transactions did not involve more than the normal risk of collectability or present other unfavourable features.

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

Certain of these policies are considered to be critical to the representation of the Group’s financial performance and position, since they require difficult, subjective or complex judgements.  The following disclosure is intended to provide an enhanced level of understanding of these judgements and their impact on the Group’s financial statements.  These judgements necessarily involve assumptions or estimates in respect of future events, which can vary from what is forecast.  However, the Company believes that its financial statements and its ongoing review of the estimates and assumptions utilised in preparing those financial statements, are appropriate to provide a true and fair view of the Group’s financial performance and position over the relevant period.

Management has discussed the development and selection of its critical accounting policies with the Audit Committee and the Committee has reviewed the Group’s disclosure relating to them in this financial review.

The following are considered critical accounting policies of the Group:

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

In applying the statistically-based provisioning methodology, two key inputs are used in a statistical model: probability of default and the loss in the event of default (taking into account the level of collateral held).

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

The estimated loss given default is the amount of an individual loan at risk, having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.  Changes in the level of collateral held will impact the loss given default and, in turn, the determination of the general provision.

For retail lending (smaller-balance, homogeneous loans), provisions are assessed at a portfolio level and are based on product loss rates, to make a provision for losses inherent in the portfolio but not yet identified.  These rates are determined by reference to historical loss experience for the relevant product types and are the key driver of changes in the general provision for retail lending.

For retail lending, historical collateral levels have directly influenced product loss rates.  For example, mortgage lending has historically had high levels of collateral.  Product loss rates, based on this history, are therefore lower than for unsecured lending, such as credit cards.

In 2004, management revised the discount rate built into the statistically-based provisioning model that impacts cumulative probabilities of default.  This was in response to recent experience, industry practice and emerging developments.  The change resulted in a revision to the accounting estimate for the general provision for doubtful debts, which was recognised as a significant expense in the year ended September 30, 2004.

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

Upon identification of a loan requiring a specific provision (ie. an impaired loan), the respective loan’s general provision balance is transferred to the specific provision.  An assessment is then made by management as to whether the transferred balance is adequate to cover the estimated credit loss at balance date on that impaired loan.

For larger-balance, non-homogeneous loans that have been individually determined to be impaired, the level of specific provision required is based on an assessment of the recoverability of each loan.  This takes into account available evidence on the collateral, and other objective and subjective factors that may impact the collectability of the outstanding loan principal and interest.  Management judgement is required in determining the valuation of the loan collateral.  Independent valuations are frequently obtained by management to provide expert advice.

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

Directors’ twice yearly valuations of the life insurance controlled entities are performed using industry accepted actuarial valuation methodologies.

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

Changes in management’s assessment of key business factors and economic conditions (global, regional and sector specific) in the future would affect the valuation of life insurance controlled entities.  As a result, the carrying value of life insurance controlled entities recorded in the statement of financial position and the movement in the excess of net market value over net assets of life insurance controlled entities recorded in the statement of financial performance could be materially different in the future.  The Group considers the assumptions used in the valuations to be reasonable and supportable in the existing economic environment.  Further, the valuations are based on discounted cash flow valuations prepared by Tillinghast using risk discount rates specified by the directors.  Key business and economic assumptions are approved by a committee of senior management and a non-executive director of the Wealth Management holding company (National Wealth Management Holdings Limited).  Recommendation of the final valuation is then made to the Wealth Management Audit Committee and the board of directors of the Wealth Management holding company.

Key valuation results and assumptions are disclosed in note 24 in the financial report.

Life insurance policy liabilities

Policy liabilities in the Group’s statement of financial position and the change in policy liabilities disclosed as an expense in the statement of financial performance have been calculated using the Margin on Services methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.03 “Valuation of Policy Liabilities”.

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

Economic assumptions are based on the prevailing interest rate and economic environment.  Other assumptions are based on company experience, or where this is insufficient, industry experience.  A summary of the significant actuarial methods and assumptions used is contained in note 54 in the financial report.  Many of these assumptions are based on actuarial tables published by the Institute of Actuaries of Australia.

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

Defined benefit superannuation and pension arrangements

The Group maintains several defined benefit superannuation and pension arrangements, details of which are given in note 47 in the financial report.  In accordance with applicable accounting rules, the Group does not consolidate the assets and liabilities associated with these defined benefits plans.  Instead, the Group recognises a prepaid asset for contributions the Group has made to the pension plans in excess of pension expense.  The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.  The four key variables used in pension accounting relate to the size of the employee and pensioner population, actuarial assumptions, the expected long-term rate of return on plan assets and the discount rate.  The annual pension expense and balance sheet position for the Group are currently most sensitive to discount rate and return on asset assumptions.

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

Changes in actuarial assumptions, discount rate and return on asset assumptions would affect the prepaid pension cost asset and pension expense, and, in certain circumstances, require the recognition of a pension liability.  The Group considers the assumptions used in the calculation of the prepaid pension cost asset and pension expense to be reasonable and supportable in the existing economic environment.  Further, the assumptions are considered reasonable by the actuaries of the respective defined benefit pension plans.

Carrying value of plant and equipment, including application software

The asset class plant and equipment reported on the Group’s statement of financial position includes leasehold improvements, furniture, fixtures and fittings and other equipment, data processing equipment and application software.

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

The Group has evaluated the impacts of the relevant AIFRS.  Refer to note 2 in the financial report for additional information on the impact of adoption of AIFRS by the Group.

United States Generally Accepted Accounting Principles

Refer to note 56 in the financial report for additional information on the impact of changes in US GAAP on the Group.

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

Adjustments are made between net profit and cash earnings as follows:

Outside equity interest – this reflects the allocation of profit to minority interest in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders.

Distributions – this reflects payments to holders of National Income Securities, Trust Units Exchangeable for Preferred Shares, Trust Preferred Securities and Trust Preferred Securities II, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders.

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

Goodwill amortisation – this relates to the straight-line method of amortising goodwill (an intangible asset recorded on the statement of financial position) in accordance with Australian Accounting Standards.  Management generally does not regard goodwill amortisation expense as being useful information in analysing investments.  As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Refer to page 8 for the reconciliation of net profit to cash earnings before significant items.

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

Corporate governance

Importance of corporate governance

The Board of directors of the Company (Board) is responsible for the corporate governance of the Company and its controlled entities (Group).  Corporate governance is a matter of vital importance in the Group and is undertaken with due regard to all of the Group’s stakeholders and its role in the community.  Good corporate governance is a fundamental part of the culture and the business practices of the Group.  The main corporate governance practices that were in place during the 2005 year, or in other periods as referred to below, are discussed in this section.

The 2004 year was one of transformation with the events of the year being a catalyst for cultural change and renewal in the Group.  The Board Renewal Program was completed in December 2004, with the appointment of Mr Michael A Chaney as an independent non-executive director.  Mr Chaney took over as Chairman of the Company in September 2005, following the resignation of Mr Graham J Kraehe, which had been foreshadowed in 2004 and confirmed at the 2005 annual general meeting.   In addition, Mr T Kerry McDonald, Chairman of Bank of New Zealand, attended Board meetings during the year as a consultant to the Board.  Both he and Mrs Patricia A Cross were appointed as non-executive directors of the Company on December 1, 2005.

The Board Renewal Program has brought about a change in the mix of skills and experience on the Board, adding additional skills and experience particularly in banking and finance.  The Board has the mix of skills and experience required for an international financial services organisation of the size and complexity of the Group.

A number of the executive management positions have been restructured with greater clarity of roles and accountability to better drive the strategic direction and the operational goals of the Group.  The Managing Director and Group Chief Executive heads a Group Executive Committee comprising himself, the executive directors and certain of the executive general managers.

Integrated governance

The Board and the Group Executive Committee are committed to improving the effectiveness and efficiency of financial and risk management of the Group and a major restructure of the Group’s capability in these areas commenced during the year.  The overall objective has been to enhance performance and long term shareholder returns by strengthening financial and risk management, decision support and governance, improving the quality of risk – reward trade-off analysis and, correspondingly, minimising costs associated with the mismanagement of risks.  This has involved a review and closer alignment of the Group and regional management committees, particularly the management Risk Committees, focusing on operational, credit, market, balance sheet and interest rate risks.  These developments are ongoing and are designed to identify, examine and escalate any problem areas so that appropriate action can be taken in a timely manner.

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

•      clarify, formally articulate and from time to time review and approve adjustments to the risk appetite of the Group with the guidance of the Risk Committee;

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

•      review and monitor the reporting to shareholders and regulators, providing objective, comprehensive, factual and timely information to the various markets in which the Company’s securities are listed; and

•      monitor and receive reports from the Audit Committee in relation to internal controls and internal and external audit reports;

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

•      review and monitor the performance of the Managing Director and Group Chief Executive and senior management;

•      review and approve executive remuneration with the guidance of the Remuneration Committee;

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

The Board has delegated authority and responsibility to the Managing Director and Group Chief Executive to manage the day-to-day affairs of the Group.  These delegated authorities are broad ranging and are subject to strict limits which may be sub-delegated.  Such authorities and responsibilities include strategic development and the implementation of Board approved strategies, the achievement of operational plans within a comprehensive risk management framework and the corporate principles, the development of an appropriate corporate culture and sound relationship management with all of the Group’s stakeholders.

Composition of the Board

The Board requires that each of its directors possess unquestionable integrity and character.  The Nomination Committee assists the Board in identifying other appropriate skills and characteristics required for the Board as a whole and the Board’s individual members in order for the Company to fulfil its goals and responsibilities to shareholders and other key stakeholders.

The composition of the Board is based on the following factors:

•      the Board will be of a size to assist in efficient decision making;

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

The Board is composed of a majority of independent non-executive directors.  There are three executive directors and 11 independent non-executive directors.  The role of Chairman and the role of Managing Director and Group Chief Executive are held by two separate individuals.  The Chairman is an independent non-executive director and the Managing Director and Group Chief Executive is an executive director.  The other executive directors are the Director, Finance and Risk and the Chief Executive Officer, Australia.

The skills, experience, expertise and commencement dates of the directors are set out in the report of the directors.

Independence of directors

In judging whether a director is independent for the purposes of services on the Board and Board committees of the Company, the Board has regard to the standards adopted by the Board from time to time to assist it in its regular independence determinations.  These standards reflect the independence requirements of applicable laws, rules and regulations, including the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the corporate governance standards of New York Stock Exchange, Inc. and the US Sarbanes-Oxley Act of 2002.

Directors are required to provide all relevant information to allow a regular assessment of independence.  The fundamental premise of the standards is that an independent director must be independent of management and free to exercise his or her unfettered and independent judgement.

The non-executive directors meet informally on a regular basis, without the Managing Director and Group Chief Executive, other executive directors and other members of management being present.

The directors considered by the Board to constitute independent directors are identified, along with their period in office, in the report of the directors.

Disclosure of related party transactions is set out in note 50 in the financial report.

Appointment and re-election of Board members

The process for appointing a director is that, when a vacancy exists, the Board, through the Nomination Committee, identifies candidates with the appropriate expertise and experience, using external consultants as appropriate.  The most suitable candidate is appointed by the Board but must stand for election by the shareholders at the next annual general meeting of the Company.

The Company has formal letters of appointment for each of its directors, setting out the key terms and conditions of the appointment.

The process for re-election of a director is in accordance with the Company’s constitution, which requires that, other than the Managing Director and Group Chief Executive and those directors appointed during the year, one-third (or the nearest number to one-third) are required to retire by rotation at each annual general meeting and are eligible to stand for re-election.  Those directors appointed during the year to fill any vacancy must retire and stand for election.

Prior to each annual general meeting, the Board assesses the performance of each director due to stand for re-election and determines if the Board will recommend to the shareholders that they vote in favour of the re-election, or otherwise, of each such director.

The Board has set a limit of 10 years for which an individual may serve as a director, subject to an annual review after this period.  The Board regards this as an appropriate period of service.  The commencement dates of the directors are set out in the report of the directors on pages 101 to 103.  The retirement age for directors is fixed by the Company’s constitution at 70 years of age.

Induction and continuing education

Management, working with the Board, provides an orientation program for new directors in order to assist them in fulfilling their duties and responsibilities.  The program includes discussions with the Managing Director and Group Chief Executive, the other executive directors and management, the provision of reading material, tutorials and workshops.  These include detail on directors’ rights, duties and responsibilities, the Group’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and its internal and external audit details.

Management conducts additional presentations and tutorial sessions for directors from time to time regarding the Group, and the factors impacting, or likely to impact, on its businesses to assist the non-executive directors in gaining a broader understanding and knowledge of the Group, including the impact of Basel II, risk appetite and the process of securing APRA’s re-accreditation of the Group’s internal risk models.  Directors are also encouraged to keep up to date on relevant topical issues.

Board meetings

The frequency of Board meetings and directors’ attendance at those meetings are set out in the report of the directors.  Directors are expected to prepare adequately for, attend and participate at Board meetings and meetings of committees.  Some on-site inspections are conducted in relation to which directors are also expected to attend.  The Board meets once each year in the United Kingdom, where the Group has a substantial proportion of its assets, and in New Zealand, where there are significant business interests.  The amount of work undertaken is considerable.  The time requirement varies depending on the number of Board committee meetings and controlled entity board meetings a director attends.

Board performance

The Board’s existing governance processes include periodic reviews and evaluation of the performance of the Board through the Nomination Committee.  External experts are engaged as required to review many aspects of the Board’s activities and to assist in a continuous improvement process to enhance the effectiveness of the Board.  During the year, the Board conducted an assessment of its activities and of the performance of individual members of the Board.  An external expert interviewed each member of the Board and members of senior management before preparing a report which was discussed by the Board as a whole.

The Board also conducts an annual review of individual directors prior to their standing for re-election at the annual general meeting (refer to ‘appointment and re-election of Board members’ above).  As a large number of directors had been appointed to the Board before the last annual general meeting held in January 2005 and stood for election at that meeting, this annual review did not proceed in the year under review, other than in relation to a then continuing director, Mr Kraehe and a director Mr Tomlinson, the subject of a shareholder resolution seeking his termination.  In both cases, the directors’ continuing appointment was endorsed.  A review of the directors standing for re-election at the January 2006 annual general meeting was conducted after the close of the 2005 year.  The Board has endorsed the re-election of these directors.

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

The Remuneration Committee provides guidance to the Board in respect of these matters.

The remuneration policy for the Board and the remuneration of each director is set out in the remuneration report which forms part of the report of the directors, and in note 51 in the financial report.

Remuneration of senior executives

The Group’s remuneration philosophy for senior executives is to reward high levels of sustained performance and contribution through a pay-for-performance model.

Remuneration comprises fixed and variable remuneration components.  Variable remuneration, also known as ‘at-risk’ remuneration, comprises short-term incentives and long-term incentives.  In general, the Group aims to target the upper quartile of the market for remuneration to ensure the attraction and retention of talented senior executives.

The Remuneration Committee provides guidance to the Board in respect of these matters.

The remuneration policy for senior executives is set out in the remuneration report and in note 51 in the financial report.

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

However, notwithstanding the exceptions permitted by the Corporations Act 2001 (Cth) and the constitution of the Company (as described above), the Group’s corporate governance standards provide that when a potential conflict of interest arises, the director concerned does not receive copies of the relevant Board papers and withdraws from the Board meeting while such matters are considered.  Accordingly, in such circumstances the director concerned takes no part in discussions and exercises no influence over other members of the Board.  If a significant conflict of interest with a director exists and cannot be resolved, the director is expected to tender his or her resignation after consultation with the Chairman.

Financial services are provided to directors under terms and conditions that would normally apply to the public.  The provision of financial services to directors is subject to any applicable legal or regulatory restrictions, including the Corporations Act 2001 (Cth) and the US Sarbanes-Oxley Act of 2002.  Refer to note 50 in the financial report for further information.

Access to management

Board members have complete and open access to members of management, with the Chairman, and the Managing Director and Group Chief Executive being informed.

The Company Secretary provides advice and support to the Board and is responsible for the day-to-day governance framework of the Group.

Access to independent professional advice

Written guidelines are in place providing for each director to have the right to seek independent professional advice at the Company’s expense, subject to the prior approval of the Chairman.

The Board has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at the Company’s expense, such legal, accounting or other services, consultants or experts as it considers necessary from time to time in the performance of its duties.

During the year under review, the Board and the members of the Principal Board Audit Committee received independent professional advice.

Restrictions on share dealings by directors

Directors, officers and employees are subject to the Corporations Act 2001 (Cth) restrictions on applying for, acquiring and disposing of securities in, or other relevant financial products of, the Company (or procuring another person to do so), if they are in possession of inside information.  Inside information is that information which is not generally available, and which if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the securities in, or other relevant financial products of, the Group.

Further, directors, officers and certain employees may only trade in the Company’s securities (subject to also complying with applicable law) during each of the eight weeks commencing the day following each half-yearly results announcement or the date of issue of a prospectus.  Directors are further required to discuss their intention to trade in the Company’s securities with the Chairman prior to trading.

The directors, officers and employees are also subject to legal restrictions on insider trading imposed by the laws of other jurisdictions that apply to the Company and its directors, officers and employees.

Directors and officers must not trade in the shares of any other entity if inside information on such entity comes to the attention of the director or officer by virtue of holding office as a director or officer of the Company.

Shareholding requirements

Within two months after a director’s appointment, the director is required to hold at least 2,000 fully paid ordinary shares in the Company.  Non-executive directors are required to receive at least 10% and up to 40% of their annual remuneration in the form of shares in the Company, under the National Australia Bank Staff Share Ownership Plan, which was most recently approved by shareholders at the Company’s annual general meeting in 2003.  Such shares are acquired at market prices.  Executive directors may receive shares, performance options and performance rights as approved by shareholders.

Details of all shareholdings by directors in the Company are set out in the report of the directors and note 51 in the financial report.

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

Clear guidelines have been established to enable matters raised by regulators to be promptly and effectively addressed and referred to the Board where necessary.

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

•      Remuneration Committee.

Other matters of special importance in relation to which Board committees are established include consideration of borrowing programs, projects, capital strategies, major investments and commitments, capital expenditure, delegation of authorities to act, and the allocation of resources.

Risk Committee

Membership

The members of the Risk Committee are:

Mr Peter JB Duncan (Chairman);

Mr Robert G Elstone;

Mr Paul J Rizzo; and

Mr John M Stewart.

In December 2005, rotations will occur in the membership of the Risk Committee.  The members of the Risk Committee after these changes will be: Mr Robert G Elstone (Chairman); Mrs Patricia A Cross; Mr Paul J Rizzo; and Ms Jillian S Segal.

It is appropriate that members of the Risk Committee have a range of different backgrounds, skills and experiences, having regard to the operational, financial and strategic risk profile of the Group.

Responsibilities and Risk Committee charter

The roles, responsibilities, composition and membership requirements are documented in the Risk Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com

The responsibilities of the Risk Committee include:

•      reviewing the Group’s risk profile within the context of the risk – return profile determined by the Board;

•      implementing and reviewing risk management and internal compliance and control systems throughout the Group;

•      reviewing the adequacy and effectiveness of the Group’s compliance management framework;

•      reviewing the balance sheet risk management framework and strategies;

•      overseeing the Group’s credit policies;

•      assessing operational risks;

•      reviewing business risk management;

•      reviewing country lines of credit; and

•      reviewing the liquidity policies of the Group.

During the year, considerable attention was given to improving the quality of risk reporting and management in the Group.  This involved a review of the management risk committees.  New charters and modes of operation were developed for the Group Risk Management Committee, the Group Credit Risk Committee, the Group Market Risk Committee, Group Asset and Liability Committee and the Group Operational Risk and Compliance Committee.  The charters of the regional Risk Committees have also been reviewed.

The Risk Committee met on 12 occasions during the year.

The qualifications of the Risk Committee members together with the number of meetings attended by each member during the year are set out in the report of the directors.

More comprehensive details on risk management appear on pages 59 to 64.

Audit Committee

Membership

The members of the Audit Committee are:

Mr John G Thorn (Chairman);

Mr Daniel T Gilbert;

Mr Paul J Rizzo; and

Ms Jillian S Segal (joined March 2005).

During the year, Mr Peter JB Duncan stood down as a member of the Audit Committee.

In December 2005, rotations will occur in the membership of the Audit Committee.  The members of the Audit Committee after these changes will be: Mr John G Thorn (Chairman); Mr Daniel T Gilbert; Mr T Kerry McDonald; and Mr Paul J Rizzo.

All members of the Audit Committee must be independent non-executive directors.  Independence for these purposes is determined in accordance with the standard adopted by the Board, which reflects the independence requirements of applicable laws, rules and regulations, including those of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the corporate governance standards of New York Stock Exchange, Inc. and the US Sarbanes-Oxley Act of 2002.

Members are appointed for an initial term of three years.  Membership is reviewed every three years and periodic rotation is encouraged whereby no more than one member each year can resign as a result of periodic rotation.

The Audit Committee must consist of at least three members.

It is considered appropriate that members of the Audit Committee be financially literate and have a range of different backgrounds, skills and experiences, having regard to the operations, and financial and strategic risk profile of the Group.  The Board recognises the importance of the Audit Committee having at least one member with appropriate accounting or financial expertise, as required by applicable laws, best practice guidelines and listing standards.  All members of the Audit Committee are financially literate.

The Chairman of the Board cannot be a member of the Audit Committee.

The qualifications of the Audit Committee members together with the number of meetings attended by each member during the year are set out in the report of the directors.

Audit Committee financial expert

The Board has determined that Mr Thorn is an ‘audit committee financial expert’ and is independent as defined in the listing standards of New York Stock Exchange, Inc.  Although the Board has determined that Mr Thorn has the requisite attributes defined under the applicable rules of the US SEC, his responsibilities are the same as those of the other Audit Committee members.  He is not an auditor or accountant, does not perform ‘field work’ and is not an employee of the Company.  The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed as an ‘expert’ for any purpose as a result of being identified as an audit committee financial expert.  The Audit Committee is responsible for the oversight of management in the preparation of the Group’s financial statements and financial disclosures.  The Audit Committee relies on the information provided by management and the external auditor.  The Audit Committee does not have the duty to plan or conduct audits or to determine that the Group’s financial statements and disclosures are complete and accurate.  These are the responsibility of management and the external auditor.

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

The Audit Committee met on 12 occasions during the year.

The Audit Committee has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at the Company’s expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties.

Access to the Committee

To draw appropriate matters to the attention of the Committee, the following individuals have direct access to the Committee: Managing Director and Group Chief Executive, Director, Finance and Risk, Deputy Group Chief Financial Officer, Group Financial Controller, Group Chief Risk Officer, Chief General Counsel, the external auditor, General Manager, Internal Audit and the consulting actuary.  ‘Direct access’ means that the person has the right to approach the Committee without having to proceed via normal reporting line protocols.

Other employees of the Group may have access to the Audit Committee through the ‘Whistleblower Protection Program’.  Refer to page 80 for further information on the ‘Whistleblower Protection Program’.

External auditor

The Audit Committee is responsible for the selection, evaluation, compensation and, where appropriate, replacement of the external auditor, subject to shareholder approval where required.  Responsibilities of this nature are a departure from the ASX Corporate Council Principles of Good Corporate Governance and Best Practice Recommendations which provide that the Audit Committee should recommend to the Board the appointment and removal of the external auditor.  The reason for the departure is that US laws and regulations specifically require that these responsibilities rest with the Audit Committee and not the Board.

Shareholders approved the appointment of Ernst & Young as the new external auditor at the Company’s annual general meeting held on January 31, 2005.  KPMG formally resigned as the Company’s external auditor on that same date.

The Audit Committee is to ensure that the external lead audit partner and concurring review partner are rotated off the Group’s audit after no more than five years and are not reassigned to the Group’s audit for at least five years.

The Audit Committee meets with the external auditor throughout the year to review the adequacy of the existing external audit arrangements with particular emphasis on the scope, quality and independence of the audit.  The Audit Committee meets with internal audit representatives, the external auditor and the consulting actuary separately, without the presence of management, at least half yearly.

The Audit Committee receives assurances from the external auditor and the consulting actuary that they meet all applicable independence requirements.

For a discussion of certain services provided by the former external auditor, KPMG, in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 18 in the ‘business overview’ section.

Internal audit

The Audit Committee is responsible for reviewing the scope of the annual internal audit plan with management and the external auditor and reviewing periodic reports on the effectiveness of the financial risk management review processes.

The Audit Committee is also responsible for assessing whether the Internal Audit function is independent of management and is adequately staffed and funded.  The Committee also assesses the performance of the General Manager, Internal Audit and may recommend to the Board, the appointment and dismissal of this General Manager.

Audit Committee pre-approval policies and procedures

The Audit Committee is responsible for the oversight of the work of the external auditor.  To assist it in discharging its oversight responsibility, the Audit Committee has adopted an External Auditor Independence Policy which requires it, among other things, to pre-approve all audit and non-audit services to be provided by the external auditor.  The External Auditor Independence Policy incorporates auditor independence requirements of applicable laws, rules and regulations and applies these throughout the Group.

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

Details of the services provided by Ernst & Young and KPMG to the Group and the fees paid or due and payable for those services are set out in the report of the directors and note 52 in the financial report.

Confidential financial submissions

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.  It is a responsibility of the Audit Committee to ensure that employees can make confidential, anonymous submissions regarding such matters (refer to the ‘Whistleblower Protection Program’ section on page 80 for further information).

Nomination Committee

Membership

The Nomination Committee’s members are:

Mr Michael A Chaney (Chairman) (joined December 2004, appointed Chairman September 2005);
Mrs Patricia A Cross (joined December 2005)

Mr Peter JB Duncan;

Mr Robert G Elstone;

Mr Daniel T Gilbert;

Mr T Kerry McDonald (joined December 2005)

Mr Paul J Rizzo;

Ms Jillian S Segal;

Mr John G Thorn;

Mr Geoffrey A Tomlinson; and

Mr G Malcolm Williamson,

acting in committee.

During the year, Mr Kraehe retired as a member and Chairman of the Committee.  All members of the Nomination Committee are independent directors.

The Nomination Committee has authority from the Board to sub-delegate its authority to a sub-committee, comprised of a minimum of three members of the Nomination Committee, to examine, review, consider and recommend such matters, relevant to the Nomination Committee charter, as the Nomination Committee may consider appropriate from time to time.

The number of meetings attended by each member during the year is set out in the report of the directors.

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

•      monitor, review and make recommendations to the Board as necessary and appropriate regarding the objectives for and assessment of the performance of the Managing Director and Group Chief Executive, Chief Executive Officer, Australia and Director, Finance and Risk;

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

•      review the Nomination Committee’s charter, as well as its composition.

Succession planning

The Nomination Committee reviews the succession planning for the Board and senior management and reports to the Board on such issues.

Remuneration Committee

Membership

The Remuneration Committee’s members are:

Mr Geoffrey A Tomlinson (Chairman);

Mr Peter JB Duncan (joined August 2005);
Ms Jillian S Segal; and

Mr John G Thorn.

The number of meetings attended by each member during the year is set out in the report of the directors.

In December 2005, rotations will occur in the membership of the Remuneration Committee.  The members of the Remuneration Committee after these changes will be: Mr Peter JB Duncan (Chairman); Ms Jillian S Segal; Mr Geoffrey A Tomlinson; and Mr G Malcolm Williamson.

Responsibilities and Remuneration Committee charter

The Remuneration Committee’s role, responsibilities, composition and membership requirements are documented in a Remuneration Committee charter, which has been approved by the Board and may be found on the Group’s website at www.nabgroup.com

The responsibilities of the Remuneration Committee are to:

•      monitor, review and recommend to the Board, as necessary and appropriate:

•      the remuneration, superannuation and incentive policies and arrangements for the Managing Director and Group Chief Executive and for senior executives who report directly to the Managing Director and Group Chief Executive;

•      the remuneration arrangements for non-executive directors on the Board;

•      the recruitment, retention and termination policies and procedures for senior executives; and

•      key executive appointments and executive succession planning (including one or more reports and presentations to the Board each year); and

•      oversee the general remuneration strategy of the Group; and

•      monitor the culture and reputation and review the behavioural standards of the Group on a regular basis, and report and submit recommendations to the Board.

Performance review

The Board reviews performance and sets the remuneration package applicable to the Managing Director and Group Chief Executive, the Chief Executive Officer, Australia and the Director, Finance and Risk, following recommendations from the Remuneration Committee.  This performance review involves meeting established performance-based criteria structured on increasing shareholder value.

The remuneration policy for senior executives is set out in the remuneration report.

Controlled entities

The activities of every company in the Group are overseen by its own board of directors.

Directors of each of these controlled entities are provided with Corporate Governance Guidelines, which have been approved by the Board.  The Corporate Governance Guidelines describe the specific roles, duties, responsibilities and rights of the directors of controlled entities.  Such guidelines describe the key expectations that the Board would have of the boards of controlled entities.  The guidelines have been specifically tailored for the different types of entities depending on the nature of their business and their activities.

Mr Geoffrey A Tomlinson is the Chairman of National Wealth Management Holdings Limited, and certain wealth management controlled entities, due to his in-depth background and expertise in wealth management and insurance business.  Mr G Malcolm Williamson is the Chairman of National Australia Group Europe Limited and of Clydesdale Bank PLC and Yorkshire Bank.
Mr T Kerry McDonald is Chairman of Bank of New Zealand.  Directors of controlled entities are normally selected from among the outstanding business people in the local market in which the entities operate.  A pre-requisite to the Board having confidence in the activities of a controlled entity board is to have a high quality controlled entity board with a commitment to the Group’s objectives.  There is a standing invitation to all of the Company’s directors to attend any board meeting of a controlled entity through consultation with the Chairman.  Such visits are undertaken to develop a broader understanding of the Group’s total operations.

Communicating with shareholders

Strategy

The Group aims to be open and transparent with all stakeholders, including the owners of the business – the shareholders.  Plain English communications and easy access to company information are important objectives of the Company’s communications strategy.  Information is communicated to shareholders regularly through a range of forums and publications and online.  These include:

•      the Company’s annual general meeting, which will be held in Sydney on January 30, 2006;

•      notices and explanatory memoranda of annual general meetings;

•      the concise annual report (unless a shareholder has requested not to receive this);

•      the annual financial report (for those shareholders who have requested a copy);

•      disclosures to the stock exchanges in Australia, London, Luxembourg, New York, New Zealand, Switzerland and Tokyo, and to ASIC and the SEC;

•      letters from the Managing Director and Group Chief Executive or the Chairman to specifically inform shareholders of key matters of interest; and

•      the Group’s website at www.nabgroup.com where there is a Shareholder Centre which includes access to Company announcements, media releases and investor presentations.

In addition to the registered shareholders, there are many thousands who have invested indirectly through the Group’s funds management products, and through the funds management products of a large number of organisations.  Beneficial owners have the opportunity to take an active interest in the affairs of the Group by visiting the Group’s website at www.nabgroup.com

Meetings

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

Continuous disclosure

The Board’s policy is that shareholders are informed of all major developments that impact on the Group.  There is a detailed disclosure policy in place, which is intended to maintain the market integrity and market efficiency of the Company’s securities listed on international stock exchanges.  The policy may be found on the Group’s website  www.nabgroup.com

The Company has established written guidelines and procedures to supplement the disclosure policy which are designed to manage the Company’s compliance with the continuous disclosure obligations to the various stock exchanges on which the Company’s securities are listed (including ASX) and to attribute accountability at a management level for that compliance.

ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

The Company believes that throughout the 2005 year, it has complied with all of the Recommendations contained in the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, with the exception of:

•      under Recommendation 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Group Chief Executive and the Director, Finance and Risk are required to state to the Board in writing that the certification they give to the Board under Recommendation 4.1 (as to the integrity of the Company’s financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.  The certifications given by the Managing Director and Group Chief Executive and the Director, Finance and Risk for the year ended September 30, 2005 referred to matters arising from their evaluation of the Company’s disclosure controls and procedures, being the discovery of unauthorised trading in foreign currency options, organisational and cultural change, reconciliation with US GAAP, and the extent of manual processes necessary in order to compensate for identified system deficiencies.  As reported in the Company’s half year consolidated financial statements, the certificates given for the six months to March 31, 2005 were qualified in a similar manner, except for reconciliation with US GAAP, which arose after the half year.

Comparison of the Company’s practices with New York Stock Exchange, Inc. Corporate Governance Standards

In 2004, New York Stock Exchange, Inc. adopted a broad regime of corporate governance requirements for New York Stock Exchange listed companies.  Under section 303A of the New York Stock Exchange Listing Manual (New York Stock Exchange Corporate Governance Standards), non-US companies are permitted to follow the corporate governance requirements of their home country in lieu of the requirements of the New York Stock Exchange Corporate Governance Standards, except for certain requirements pertaining to audit committees, and certain disclosure obligations.  One of those disclosure obligations is to compare the corporate governance practices of the Company with those required of domestic US companies under the New York Stock Exchange Corporate Governance Standards, and to disclose a brief and general summary of the significant differences.  The significant differences identified are as follows:

•      Audit Committee – since the Company is not required to prepare annual proxy statements under US law, the Company does not prepare an audit committee report for inclusion in such annual proxy statements.  Further, the Risk Committee, rather than the Audit Committee, has responsibility for the discussion of policies with respect to risk assessment and risk management;

•      Nomination Committee – during the year, the Nomination Committee was composed of both independent and non-independent directors.  The Committee is currently composed solely of independent directors; and

•      Equity compensation plans – the Company is not required under Australian law to provide shareholders with the opportunity to vote on new equity compensation plans.  It is also not required by Australian law to provide shareholders with the opportunity to vote on material revisions to existing equity compensation plans (as listed in note 38 in the financial report) other than in respect of certain changes to the terms of options that require shareholder approval under ASX Listing Rule 6.23.  However, the issue of shares to directors (whether pursuant to an equity compensation plan or otherwise) is subject to approval of shareholders.

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

Ethical standards

The Board has worked with management to develop a set of Corporate Principles, which are used as the basis for the Group’s core beliefs and values.  The five principles are:

•      we will be open and honest;

•      we take ownership and hold ourselves accountable (for all of our actions);

•      we expect teamwork and collaboration across our organisation for the benefit of all stakeholders;

•      we treat everyone with fairness and respect; and

•      we value speed, simplicity and efficient execution of our promises.

A range of activities have and will continue to be introduced throughout the Group to provide a deeper understanding of the Corporate Principles. Measures will also be introduced to monitor whether employees are living these Principles and behaving appropriately and consistently.

A reward strategy and a performance management process that are aligned to the Group’s Principles have been developed and will form the basis of the way employees’ performance will be measured and rewarded from the 2005 year.  Co-ordinated through the Learning Resource Centre on the intranet, all Australian employees are required to complete mandatory compliance training in a range of topics, including the Code of Conduct, the Code of Banking Practice, privacy, disability and trade practices.

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

In addition, the Group has adopted a code of conduct for financial professionals which applies to the Managing Director and Group Chief Executive, Director, Finance and Risk and all employees serving in finance, accounting, tax or investor relations roles.  This code of conduct is available on the Group’s website at www.nabgroup.com

The Company strongly supports the Code of Banking Practice 2003 of the Australian Bankers’ Association, which includes:

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

Nor does the Group tolerate taking reprisals against those who come forward to disclose such conduct.  The Group will take all reasonable steps to protect employees who make such disclosures, from any reprisal or detrimental action following the disclosure.

In addition, staff are urged to escalate issues which they believe could have a material impact on the Group’s profitability, reputation, governance or compliance.

Remuneration report

Remuneration Committee

Role

The membership, responsibilities, authority and activities of the Remuneration Committee (formerly the Human Resources Committee) are set out in the Remuneration Committee charter, which has been approved by the Board.  A full copy of the charter is available on the Group’s website at www.nabgroup.com

The responsibilities of the Remuneration Committee are to:

•      monitor, review and recommend to the Board, as necessary and appropriate:

•      the remuneration, superannuation and incentive policies and arrangements for the Managing Director and Group Chief Executive and for senior executives (ie. those executives who report directly to the Managing Director and Group Chief Executive);

•      the remuneration arrangements for non-executive directors on the Board (as listed on page 98);

•      the recruitment, retention and termination policies and procedures for senior executives; and

•      key appointments and executive succession planning (including one or more reports and presentations to the Board each year);

•      oversee the Group’s general remuneration strategy; and

•      monitor the Group’s culture and reputation and review behavioural standards on a regular basis, and report and submit recommendations to the Board.

The Remuneration Committee has delegated authority from the Board to approve:

•      changes to the factors regarding the measurement of short-term performance, which impact incentives and the general employee share offer;

•      incentive pool amounts;

•      offers under existing share, performance option and performance rights plans, including setting the terms of issue and approving the issue of securities in the Company in connection with such offers (within the total number of securities approved by the Board); and

•      fees payable to non-executive directors of controlled entity boards.

Membership and meetings

The following outlines the member composition of the Remuneration Committee during the year:

Mr Geoffrey A Tomlinson (Chairman);

Mr Peter JB Duncan (joined August 2005);
Ms Jillian S Segal; and

Mr John G Thorn.

The Remuneration Committee met seven times during the year.  The number of meetings attended by each member during the year is set out in the report of the directors.

The Chairman of the Board, the Managing Director and Group Chief Executive, the Executive General Manager, People & Culture and General Manager, Executive Programs attend the Remuneration Committee meetings by invitation and have assisted the Remuneration Committee in its deliberations, except on matters associated with their own remuneration.

Advisers

External specialist remuneration advice is sought in respect of remuneration arrangements for non-executive directors of the Board (and the Company’s subsidiary boards in Australia and overseas) and senior executives of the Group.  General reward advice is sought on an ad hoc basis.  Principal advisers include Egan Associates, Mercer Consulting and PricewaterhouseCoopers, whose advice is sought on matters including the review of frameworks and concepts, market remuneration data, equity valuation, and performance hurdle measurement and testing.

Reward policy

The Company operates an integrated global reward strategy that covers all elements of performance and reward – ie. performance management, talent management, fixed remuneration, short-term incentive (STI), and long-term incentive (LTI).

The following outlines the Group-wide philosophy and principles of that strategy.

The Remuneration Committee regularly reviews the reward philosophy and principles to ensure they remain contemporary and consistent with generally accepted market practice, both in Australia and within the global markets in which the Group operates.

Reward philosophy

The Company’s overall philosophy is to manage a ‘Total Reward’ framework designed to:

•      focus on creating value for shareholders by rewarding employees based on enhancement of sustainable shareholder value;

•      create an environment that will attract top talent, and where people can be motivated with energy and passion to deliver superior performance;

•      recognise capabilities and promote opportunities for career and professional development;

•      provide rewards, benefits and conditions that are competitive within the global markets in which the Group operates; and

•      provide fair and consistent rewards across the Group, which support corporate principles.

Reward principles

The Company’s reward philosophy has been translated into a number of tangible reward principles.  Central to this is that the highest performers and those showing greatest potential and future capability should receive the greatest rewards.  The reward principles set out the manner in which performance should be assessed and recognised, and how performance should then impact the components of total reward.

Performance and Talent Management

The principles start with a robust ‘Performance Management Framework’ that is used across the Group, including both financial and non-financial key performance indicators (KPIs).  Non-financial measures may include management and development of talent and behaviour.  This is followed with a formal ‘Executive Talent Process’ for senior management, which provides a forward-looking view of an individual’s potential capability. Both of these frameworks are set out in more detail in the following sections.

Performance management and executive talent outcomes are designed to drive superior rewards for the best relative performance and potential.  For those employees, this means:

•      fixed remuneration levels set at a higher market percentile;

•      a greater STI multiple (as described in ‘Individual performance outcomes’ on page 84); and

•      a larger amount of LTI reward.

Structure of Total Reward

The principles set out the relevant elements of remuneration to make up Total Reward.  For the majority of employees, these are fixed remuneration, and ‘at risk’ remuneration (comprising STI and LTI).  An appropriate mix of these components is determined for each management level as shown in the ‘Target reward mix’ section.

Fixed and at risk remuneration

The Group has a principle of targeting fixed remuneration at the market median (50th percentile) being paid in the finance industry in the global markets in which the Group operates and in other specialist markets where appropriate.  For the best relative performers, higher market measures (55th to 60th percentiles) are used, as shown in the ‘Performance and Talent Management Framework’ diagram below.  Individual remuneration is set in a range around these percentiles as described in ‘Fixed Remuneration’ on page 84.

At risk reward (STI and LTI) is a vital component of total reward for all employees, with the emphasis increasing with levels of responsibility and criticality of role (as set out in ‘Target reward mix’ on page 83).  STI and LTI targets are set between the median and the upper quartile of the relevant market, with actual individual outcomes determined within parameters approved by the Board and Remuneration Committee (such as the STI pool), and achievement of the individual’s balanced performance scorecard (ie. the performance curve) and assessment of their talent and potential (talent matrix).

Employee ownership

The reward principles, and in particular the way in which rewards are delivered, aim to build a partnership between employees and other shareholders through employee ownership.  This is promoted through awards in the form of Company shares, performance options and performance rights.  In addition, amounts above target STI are primarily provided in restricted Company shares as described in ‘Deferral of short-term incentive rewards’ on page 85.

Joining and retention awards

Commencement awards are only entered into with executive general manager approval, to enable ‘buy-out’ of equity from previous employment for significant new hires.  The amount and timing of any benefits must be based on evidentiary information.  The awards are primarily provided in the form of Company shares, performance options and performance rights, subject to restrictions and certain forfeiture conditions, including forfeiture on resignation.  Cash is only used in limited circumstances.

Similarly, the Company provides only limited retention awards with executive general manager approval, for key individuals in roles where retention is critical over a medium-term timeframe (two to three years).  These are normally provided in the form of shares with a minimum two-year restriction period, subject to performance standards and certain forfeiture conditions, including staggered forfeiture on resignation before key milestones are achieved.

Linking performance, talent and Total Reward

The following sections describe how the reward principles are implemented, and how they link performance and talent management to all of the elements of Total Reward.

Performance and talent management

During 2005, the Group’s enhanced Performance Management Framework was implemented for management employees and above (approximately 6,000 globally).  The key elements of the framework are as follows (and as shown in the following diagram):

•      setting threshold ‘quality gates’, which are the threshold measures for compliance and behaviour, reflecting internal and external regulatory requirements and the Group’s Corporate Principles.  If an individual fails either gate, then no STI or LTI incentive can be provided.  These quality gates must be met before the achievement of KPIs can be considered.  Quality gates have been progressively implemented, for management and senior employees in 2005, and all other employees during 2006;

•      setting corporate KPIs for the Group at the commencement of the performance period, which roll down into individual KPIs for each employee via an individual scorecard.  Each individual performance scorecard defines what is required to achieve individual performance ratings, as shown on the performance curve overleaf;

•      a peer review (‘round table’) process where peer managers review, compare and calibrate the performance of their collective group reports. The peer review process allows for performance to be differentiated, and confirms individual performance ratings and the related reward outcomes (fixed remuneration percentile and STI multiple).  The peer review also identifies those employees who require development and those who are poor performers; and

•      for management employees, the Talent Review follows on from the peer review process. The executive Talent Review has the dual aims of enabling succession planning for the Group (and management of business continuity risk) and career development for individuals.  The Review identifies and tracks employees who contribute to the Group’s high performance capability, through strong leadership behaviour as well as performance.  In addition, potential for progression to roles of greater complexity is assessed.  These elements in combination link directly into LTI outcomes.

Schematic representation of the Performance and Talent Management Framework (as described on previous page)

QUALITY GATES

• Compliance
• Behaviour

CORPORATE/INDIVIDUAL SCORECARD
Financial / Business
Management	Customer and Community

Employees	Process, Quality and Capability Leverage

PEER REVIEW

Rating measured against peers and final ranking determined

PERFORMANCE CURVE

(1). 5% developing; 5% poor performers

TALENT MATRIX

The structure of Total Reward

Total Reward encompasses three main components, which are described below.  The target reward mix emphasises at risk rewards (STI and LTI) that increase with the level of responsibility and criticality of the role.

Overview of elements of remuneration

	Elements of remuneration	Executives	Non-executive directors
Fixed remuneration	Fees – cash	☒	✓
	Fees – shares	☒	✓
	Cash salary	✓	☒
	Superannuation (1)	✓	✓
	Other benefits	✓	☒
Short-term incentives	Cash	✓	☒
	Shares (2)	✓	☒
Long-term incentives	Performance rights	✓	☒
	Performance options	✓	☒
	Shares	✓(3)	☒

Post - employment	Termination payments (4)	✓	☒
	Retirement benefits (5)	☒	☒

(1)      This relates to mandatory and personal contributions.

(2)      At least one-half of STI remuneration for the Managing Director and Group Chief Executive and executive directors must be provided in the form of Company shares (subject to any required shareholder approval). All other executives are required to receive any STI payment amount in excess of $300 above their STI target in the form of Company shares.  These ‘above target’ shares are subject to certain forfeiture conditions, including on resignation or failure to pass further quality gates for 12 months from the date of allocation. All executives in Australia can nominate to be provided their up-to-target STI reward in the form of shares, cash or superannuation contributions or a combination of these.

(3)      Excluding the executive directors who are not able to participate in the general employee share plan.

(4)      This relates to payments made in the event of early termination by the Group of an executive’s employment agreement.

(5)      Non-executive directors appointed after December 31, 2002 do not receive retirement allowance benefits. Accrued retirement benefits of directors of the Company and its controlled entities who were appointed prior to that date, were frozen as at December 31, 2003 (refer to footnote 3 on page 99).

Target Reward mix

The target Total Reward mix for the Managing Director and Group Chief Executive is 25 to 30% fixed remuneration, 30 to 35% STI, and 40 to 50% LTI.  The target Total Reward mix for the senior executive team (executive general managers) is 30-50% fixed remuneration, 20 to 40% STI and 15 to 35% LTI.

The following graph shows the actual average percentage reward mix for each level for 2005 (although an individual’s mix may vary in accordance with market relativity and appropriate management approval):

Fixed remuneration

The Group operates in a number of countries and business segments and fixed remuneration reviews aim to achieve equitable outcomes for employees in comparable roles taking into account the different geographic and employment markets (eg. financial services, support services) in which the Group competes for talent.

Fixed remuneration reflects the scope of the role and the level of skill and experience of the individual.  It is generally referenced to the median (50th percentile) of the applicable remuneration market with higher market measures (55th to 60th percentile) for the top 25% of performers (ie. those ranked as Significant or Exemplary Contributors under the Performance Management Framework).

Further, the Group uses an 80% to 120% range around the selected fixed remuneration market percentile, so an individual’s remuneration may normally vary from 80% to 100% of the percentile, with fixed remuneration between 100% and 120% intended to be limited to exceptional circumstances and performance only.

Short-term incentive

Pool funding for 2005

For the 2005 year, the Board reviewed the STI plan design and decided to replace economic value added (EVA®) as the determinant of STI reward pool funding (ie. the total amount determined as being available for distribution as STI rewards).

For 2005, the Remuneration Committee agreed that applying any single measure or a rigid formula for the incentive pool calculation would not adequately reflect the management effort undertaken to stabilise the business and initiate a sustainable turnaround.  On this occasion, a combined quantitative and qualitative approach had the unanimous support of the Board.

As a result, the Remuneration Committee decided that the 2005 pool be determined by applying a mix of quantitative and qualitative measures.  The quantitative measures focused predominantly on cash earnings for the Group, while qualitative measures covered a range of initiatives that helped stabilise the Group and start the turnaround.

The incentive pool calculation for the year ended September 30, 2005 was reviewed and approved by the Remuneration Committee and the Board.  The amount distributed to executive directors and specified executives (those who participated on a permanent basis on the Group Executive Committee at any time during the year) was $13.7 million, (2004: $2.7 million).   Refer to page 91 for a complete list of specified executives.

The following graph shows the average of individual payments against target for executive directors and specified executives and how it relates to the Group’s earnings (cash earnings before significant items) from 2001 to 2005:

Relationship between STI awards and Group performance

(1) Targets were not set for all specified executives at that time, therefore, Group average is reported.

The dollar amount and percentage of target STI awarded to each executive director and specified executive in respect of the 2005 year is shown in the table on page 95.  To date, no executive directors or specified executives have forfeited deferred STI rewards in respect of this period.

EVA® is a registered trademark of Stern Stewart & Co.

Pool funding for 2006

From 2006, it is expected that the performance of the Group (and the size of the STI pool) will more directly be measured by the growth in cash earnings before significant items and return on equity (ROE), with consideration of the overarching focus on cultural change.  The cash earnings before significant items and ROE targets which determine the size of the pool will be linked to the Group’s Annual Operating Plan and will be approved by the Remuneration Committee and Board.  The sensitivity of the STI pool is asymmetrical, ie. the STI pool is impacted on more than a one-for-one basis.

Individual performance outcomes

The performance of each executive is measured firstly against their individual scorecard and secondly relative to their peers.  The relative outcome determines their share of the available pool.  Individual scorecards include a balance of measures including financial, customer, community, employees, process improvements and quality.  These measures have been selected based on their alignment to the Group’s long-term direction.  Through the scorecard approach and subsequent peer review, the STI program is structured to reward achievement against key individual, business and Group annual performance outcomes.  Target incentive amounts are set relative to the applicable remuneration market (position, business, geographic).

For management employees and above, a threshold level of performance (Valued Contributor level) and the achievement of compliance and behavioural quality gates are required before any STI rewards are provided.  Relative individual performance against peers may give rise to rewards anywhere between zero and two times the target incentive amount being earned (referred to as the STI multiple).  The total for all employees is limited to the amount of the funded pool, and only the most outstanding performers (ie. Exemplary Contributors, who are 10% or less of employees) may receive amounts in the range of 1.6 to 2.0 times target (ie. the STI multiple).

Deferral of short-term incentive rewards

The Managing Director and Group Chief Executive and the executive directors (as listed on page 90) are required to receive at least half of any STI payment in the form of Company shares (subject to any required shareholder approval) in order to align their outcomes with shareholder interests.  Specific terms apply to such shares as approved by shareholders where required.

From 2005, subject to practicalities and any legal or tax constraints, all other employees are required to receive any STI payment amount in excess of $300 above their STI target in the form of Company shares.  These ‘above-target’ shares are provided under the National Australia Bank Staff Share Ownership Plan and are generally held in trust with restrictions on trading for a minimum of one year.

Employees receive dividends in respect of these above-target shares while the shares are restricted.  The shares are subject to forfeiture conditions, including forfeiture if the participant’s employment is terminated due to serious misconduct, if the participant resigns or if they fail to pass the quality gates in the subsequent year. The Remuneration Committee believes that this will instil an appropriate focus on Group performance beyond the current year, make certain that quality gates are consistently achieved, and encourage an appropriate level of shareholding by employees.  Employees in Australia may also nominate a longer restriction period in relation to above-target shares and, while restricted, the shares are forfeited on termination due to serious misconduct involving dishonesty.

Where practical (and subject to any legal or tax constraints), employees may also nominate to be provided any STI up to target in cash, superannuation contributions or Company shares, or a combination of these.  The shares are also provided under the National Australia Bank Staff Share Ownership Plan and are generally held in trust for between one and 10 years (unless the employee leaves the Group earlier).  Employees receive dividends in respect of these shares while they are held in trust.  While restricted, the shares are forfeited if the employee’s employment is terminated due to serious misconduct.

Long-term incentive

The structure of the LTI plan is reviewed annually by the Remuneration Committee with advice from external remuneration advisers and consideration of best practice in the Australian and international markets, market commentary, and consultation with stakeholders.

This year’s review was designed to strengthen the alignment to shareholders, help drive appropriate management behaviour and to reinforce the ongoing cultural change agenda.

The Remuneration Committee has decided to further enhance several aspects of the LTI plan in order to ensure the correct alignment and line of sight between individual participants, other stakeholders and the achievement of performance hurdles.  These changes will take effect during the 2006 year (and are fully described in the following section ‘Review of long-term incentive for 2006’ on page 89).

Delivery of long-term reward in Company shares

With respect to 2005, the Company made two offers of approximately $500 in Company shares with restrictions on trading for three years under the general employee share offer.  Dividends are received by the employee while the shares are held in trust.

All employees (other than executive directors) participate in this LTI program (subject to minimum service criteria), the value of which is determined by the Remuneration Committee based on Group performance (measured by movement in EVA® for the 2001 to 2004 offer and a balanced scorecard of outcomes including cash earnings for the 2005 offer).

The following graph shows the approximate value of the share award from 2001 to 2005 compared with Group earnings (cash earnings before significant items).

Value of employee share offer against Group performance

Delivery of long-term reward in performance options and performance rights

LTIs in the form of performance options and performance rights have become a key mechanism for recognising executive potential and talent in the Group, and are primarily offered to two groups of employees: senior management (less than 1,000 individuals); and the top 5% of the Group’s ‘selling’ employees.

Linking talent management and long-term reward

The Executive Talent Review (described in ‘Performance and Talent Management’ on page 81) and the resulting individual talent assessments, provide a solid, objective basis for determining appropriate long-term rewards delivered through performance options and performance rights. Through this process, individual LTI allocations transparently recognise current contribution, future capability and potential contribution to the Group’s performance over coming years.

An executive’s Talent Review outcome will determine both their eligibility for an LTI reward and the number of performance options and performance rights granted.  Market relativity (to competitor organisations in the Australian market) drives the value of long-term reward for the median talent matrix outcome for each management level.

Performance options and performance rights program

Performance options and performance rights are rights granted by the Company to acquire Company shares, if and when specified time and performance hurdles are achieved.  The performance hurdles ensure that executive rewards are linked directly to the Total Shareholder Return (TSR) of the Company (as described below), and are, therefore, aligned to the outcomes experienced by other shareholders over a specified timeframe (this is generally three to five years).  The value of any LTI reward (if and when any securities vest) is also dependent on the market value of the Company’s ordinary shares at the time of exercise.

The combination of performance options and performance rights is designed to reduce the number of securities issued and therefore reduce dilution (ie. fewer performance rights are issued as they have a higher financial value than traditional performance options).  The financial value of performance options and performance rights is provided in a 50:50 ratio, and this equates to a ratio of 1:4 when it comes to the number of securities allocated.  Under the LTI plan, the fair value of a performance right is approximately four times that of a performance option.  This financial difference is predominantly due to the fact that while performance rights have the same hurdle as performance options, they have a nominal strike price ($1.00 per tranche).

The fair valuation model (as detailed on page 96) takes account of factors including the performance option or performance right exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share, the expected life of the option or performance right, and the probability of the performance hurdle being reached.

Performance rights also allow for continued motivation of employees in times when the Company outperforms its peers, but for reasons not related to performance, the share price may be below the strike price of the performance option.

Summary of all long-term equity instruments on issue

Grant dates
Terms and conditions	March 2000 – September 2001	June 2002	March 2003 – June 2004	September 2004 – July 2005

Securities granted	Performance options		Performance options and performance rights

Frequency of offers	One major annual allocation of LTI awards, with later, smaller grants (as required) generally for executives who have subsequently commenced employment with the Group.

Basis for determining individual LTI allocation	Based on seniority and assessed future value of the individual		Based on the Talent Matrix placement (refer to page 83).

Restriction period	There is an initial restriction period of three years, when no performance testing is performed.

The restriction period may be less than three years (but greater than two and a half) where grants reference a previous performance hurdle date. Eg. grants on April 2005 and July 2005 have an ‘effective date’ of February 2005, and refer back to the February 2005 performance hurdle for determination of vesting. The restriction periods are, therefore, less than three years in length for those grants.

Performance testing period

The restriction period is followed by a performance testing period during which the performance hurdle is tested up until three months before the expiry date. The performance period for each grant is shown in the following ‘LTI performance testing period’ diagram.

Expiry date of securities

The securities lapse on the eighth anniversary of the grant date. Vested securities may be exercised until the expiry date. Any securities that do not vest by the end of the performance period will lapse.

			Where an ‘effective date’ is used, and the restriction period is shorter than three years (as above), then the expiry date will also be correspondingly earlier than eight years.	The securities will generally lapse on the fifth anniversary of the date of grant (unless an ‘effective date’ and shorter restriction period applies as above).

Definition of Total Shareholder Return (TSR)

TSR is the return received by a shareholder through dividends and any other distributions together with capital gains over the relevant period, calculated on the basis that all dividends and distributions are reinvested in Company shares.

Reasons for the TSR performance hurdle	The TSR hurdle was selected as the measure most relevant for shareholders over the medium to long term.

TSR performance hurdle peer group

The vesting (and exercise) of the securities is determined by growth in the Company’s TSR from the grant date, compared with that of the top 50 companies in the S&P ASX100, excluding the Company and property trusts, determined as at the effective date of the grant.

Half of the performance options and half of the performance rights are tested as per earlier issues.

The vesting (and exercise) of the remaining half of the securities is determined by the Company’s TSR growth relative to the largest banks and financial services companies in the S&P ASX200, excluding the Company (generally about 12 organisations) determined as at the effective date of the grant.

Grant dates
Terms and conditions	March 2000 – September 2001	June 2002	March 2003 – June 2004	September 2004 – July 2005

Rationale for peer group selection

Peer group selection attempts to approximate the types of companies that investors might choose as an alternative to investing in the Company.

The size of the peer groups is an important consideration as a larger peer group helps to reduce the effects of volatility over time, and any changes in the peer group composition due to liquidations, etc, should have less of an impact.

The use of two peer groups in tandem prevents the possibility of all of the securities vesting if the Company performs poorly relative to other organisations in the financial services business sector.

Measuring the TSR performance hurdle	Each TSR comparison to the relevant peer group data is averaged over five trading days to prevent vesting being based on any short-term spike in TSR results.		The TSR comparison is averaged over 30 trading days.

In addition to the 30-day averaging, the relevant TSR percentile must also be maintained by the Company for 30 consecutive trading days (ie. vesting only occurs where there is sustained TSR performance).

Testing of performance measures

Performance is tested daily during the performance period, with sustained achievement of the TSR ranking required for vesting as described above. For practical reasons, performance tests are generally conducted quarterly.

Vesting of securities

Vesting occurs to the extent that the performance hurdle is satisfied as shown below. Vesting does not occur during the restriction period (unless the maximum life of the securities has been shortened due to cessation of employment as described below).

TSR performance hurdle vesting schedule

No vesting occurs below the 25th percentile performance of the peer group. A quarter of the securities vest at the 25th percentile with 1% further vesting per percentile up to 50% at the 50th percentile and 2% further vesting per percentile up to 100% at (and above) the 75th percentile.

No vesting occurs below the 50th percentile performance of the peer group. Half of the securities vest at the 50th percentile with 2% further vesting per percentile up to 100% at (and above) the 75th percentile.

No vesting occurs below the 51st percentile performance of each peer group. Half of the securities vest at the 51st percentile with 2% further vesting per percentile up to 100% at (and above) the 76th percentile.

Lapsing of securities

Securities will lapse if unexercised on or before their expiry date as above. Securities will also generally lapse 30 days (or such shorter time as determined at the time of grant) after an executive ceases to be employed by the Group unless the Board determines otherwise (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement).

For some grants, securities may be automatically retained in cases of death or total and permanent disablement. For some grants, securities may be exercised before the end of the restriction period and notwithstanding the performance hurdle (described above) where an executive ceases employment with the Group as the result of death or total and permanent disablement.

In addition to the terms for previous grants (as shown on the left), where the Board determines that securities may be retained on cessation of employment (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement) and where this occurs during the restriction period, then only a pro-rated amount of securities may be retained, and for a maximum of two years from the date of cessation. This does not apply to securities provided on commencement.

Board discretion

The Board may also allow security holders to exercise the securities irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Life cycle of a long-term incentive equity instrument

Intrinsic value of performance options at vesting

The following table illustrates the link between long-term performance of the Group and individual reward.  That is, vesting has only occurred where the Group has returned superior TSR performance against the selected peer group.

	Vesting			Value on vesting			Shareholder wealth
Year of allocation	Start of test period	Relative TSR percentile ranking at initial test date	Percentage of options that vested at initial test date (1)	Closing share price at test date	Exercise price	Intrinsic value of each option at initial test date	Dividends from grant to initial test date	Share price movement from grant to initial test date	Three-year absolute TSR from grant to initial test date (2)

2000	March 23, 2003	88th	100%	$30.90	$21.29	$9.61	$4.05	$9.61	65%

2001	March 23, 2004	50th	50%	$31.45	$27.85	$3.60	$4.45	$3.60	29%

2002	June 14, 2005	12th	—	$30.97	$36.14	—	$4.87	$(5.17)	—

Not yet in test period		Theoretical Relative TSR percentile at Sep 30, 2005					Dividends from grant to Sep 30, 2005	Share price movement from grant to Sep 30, 2005	TSR result from grant to Sep 30, 2005

2003	March 21, 2006	12th	—	—	$30.46	—	$4.12	$2.59	25%

2004	January 16, 2007	14th	—	—	$30.25	—	$2.49	$2.80	20%

2005	February 7, 2008	60th	—	—	$29.93	—	$0.83	$3.12	14%

(1)         For each of the vested allocations shown in the table, vesting has only occurred on the initial test date as shown.  No subsequent vesting has occurred.

(2)         Absolute TSR movement from grant to vesting is calculated on the basis that all dividends and distributions are reinvested in Company shares.

Summary of the Group’s annual TSR performance

	2001	2002	2003	2004	2005
Share price at year end	$25.66	$33.48	$30.80	$26.98	$33.05
Net dividends paid during year	$1.31	$1.40	$1.55	$1.66	$1.66
Annual TSR performance result	7.0%	38.6%	-1.8%	-5.2%	32.3%

5 year absolute TSR performance	Share price and dividends paid

Review of long-term incentive for 2006

With the introduction of the Company’s new regional business model, the Remuneration Committee has made a number of changes to the structure of the Group’s LTI plans.  These are designed to strengthen the alignment to shareholders, help drive appropriate management behaviour and reinforce the ongoing cultural change agenda.

The changes described below will be effective for the October 1, 2005 to September 30, 2006 performance year.

Delivery of long-term reward in performance options and performance rights

Details of the current performance options and performance rights programs are set out on pages 86 to 87.

The Remuneration Committee reviews the performance options and performance rights program on an annual basis to ensure that it reinforces the Group’s long-term objectives and focus, delivers a competitive level of LTI reward, and reflects prevailing market and shareholder views.  The Remuneration Committee initiated a number of changes to the program for 2005, which was set out in last year’s annual report (and as summarised in ‘Summary of all long-term equity instruments’ on issue on page 86).

It is currently intended that key aspects of the 2006 program will be:

•      retention of the current mix of performance options and performance rights, where each comprises 50% of the LTI value delivered (based on fair values);

•      vesting under all relative performance hurdles to commence at the 51st percentile of the peer group – but for the current 50% vesting to be reduced to 35% vesting at the 51st percentile;

•      vesting under all relative hurdles to increase on a scale up to maximum (100%) vesting above the 75th percentile;

•      achievement of relative TSR performance measures to be based on TSR results over the 30 days prior to any hurdle test;

•      elimination of multiple hurdle retesting with a new testing schedule to be introduced for all relative performance hurdles.  One-third of each allocation will be tested at the three-year anniversary, one-third of each allocation at the four-year anniversary, and the final one-third at the five-year anniversary.  Once a testing date has passed, any unvested securities in that one-third group may be retested once only (at the next test date) and if not then vested, will lapse immediately.  The final one-third tranche will not be retested;

•      an increase in the maximum life of all securities from five years to five and one-half years, to enable time for exercise of any vested securities from the final hurdle test;

•      differentiation in the performance hurdles to apply to performance options and performance rights that are granted to senior executives and to regional and other executives.  This will reinforce the Group’s new regionally integrated model, and significantly increase the line of sight to performance outcomes for regional executives.  The new hurdles will be:

•         for senior executives: half of the performance options and half of the performance rights to be tested on relative TSR performance against the existing top 50 ASX peer group (excluding property trusts).  The other half of the performance options and the performance rights to be tested on the existing relative TSR performance against the selected financials peer group from ASX200;

•         for regional and other executives: performance rights to be tested on EPS performance against the selected financials peer group from ASX200 as above.  Performance options to be tested against a new non-market factor-based measure where vesting is dependent on achievement of a cash earnings target for each region (eg. Australia, New Zealand, UK) with the target set in line with each operational business plan.  Threshold vesting (35%) would commence where 90% of the cash earnings target is achieved, with maximum (100%) vesting occurring upon achievement of 120% of the regional target measure (and a straight-line scale in between).  The timing of vesting will vary according to announcements of achievements against target.  Vesting will only occur where regional ROE achieved is within 1% of business plan.  The exercise price of the performance options will continue to be set at or around the time of allocation and will serve as an additional performance criterion.

Summary of remuneration for executive directors

The following table summarises the remuneration arrangements for executive directors.  Arrangements for specified executives are shown on page 91 and arrangements for non-executive directors are shown on pages 99 to 100.

	Mr JM Stewart	Mr A Fahour	Mr MJ Ullmer
Position	Director (executive) appointed August 11, 2003 Managing Director and Group Chief Executive – commenced February 2, 2004	Director (executive) commenced October 7, 2004 Chief Executive Officer, Australia – commenced September 1, 2004	Director (executive) commenced October 7, 2004 Director, Finance and Risk – commenced September 1, 2004

Term of employment agreement	3 years from February 2, 2004 May be extended for one further year by mutual agreement	4 years from September 1, 2004 May be extended for one further year by mutual agreement	4 years from September 1, 2004 May be extended for one further year by mutual agreement

Notice period	Employee – six months Company – six months notice plus 12 month termination payment	Employee – 13 weeks Company – 52 weeks	Employee – 13 weeks Company – 52 weeks

Total employment cost (TEC)	$2,250,000 (no increase) (TEC at September 30, 2005: $2,250,000)	$1,514,482 (no increase) (TEC at September 30, 2005: $1,514,482)	$1,060,000, an increase of $49,978 (5%) (TEC at September 30, 2005: $1,010,022)

•   TEC is reviewed annually in October, with the next review around October 2006.  The increases above will be effective from January 12, 2006. A portion of TEC may be taken in the form of packaged benefits (such as a motor vehicle and parking), and is inclusive of fringe benefits tax and employer superannuation contributions (1).

Short-term incentive	$1,402,500 in cash $1,402,500 in shares (represents 125% of 2005 target) Target STI – 100% of TEC	Nil in cash $2,880,000 in shares (represents 146% of 2005 target) Target STI – 130% of TEC	$640,500 in cash $640,500 in shares (represents 127% of 2005 target) Target STI – 100% of TEC

•   STI remuneration is determined annually in accordance with the Group’s STI plan.  Refer to page 84 for details.  The rewards above are in respect of performance for the period October 1, 2004 to September 30, 2005.  The cash portion was paid in November 2005.  The issue of the shares is subject to any required shareholder approval at the Company’s annual general meeting to be held on January 30, 2006 and it is intended that the shares will be granted in February 2006.

•   Each year, the Board agrees or determines reasonable performance measures and targets for use in assessing each executive director’s performance.  After the end of each financial year, the Board reviews each executive director’s performance by reference to these measures and targets.   STI targets (as a percentage of TEC) are determined annually by the Board for the coming year.  TEC is base remuneration inclusive of superannuation and benefits, but excludes leave accrued not taken.

•   At least one-half of the STI remuneration must be provided in the form of Company shares (subject to any required shareholder approval).  Shares are to be held in trust for each executive director under the terms of the National Australia Bank Staff Share Ownership Plan.  While the shares are held in trust, the executive directors are entitled, through the trustee, to receive dividend payments and to exercise voting rights attaching to those shares.  The shares may be forfeited in limited circumstances. The shares will be restricted from trading during the term of each executive director’s employment agreement.

Long-term incentive	Nil (2)	Performance options and performance rights (estimated financial value $2,272,000)	Performance options and performance rights (estimated financial value $1,272,000)

•   The performance options and performance rights shown above are in respect of performance and potential assessments as at September 30, 2005.  The granting of this LTI is subject to shareholder approval at the Company’s annual general meeting to be held on January 30, 2006 and, if approved, the performance options and performance rights will be granted in February 2006.

•   The LTI component comprises each executive director’s eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and the National Australia Bank Performance Rights Plan, respectively, as amended from time to time.  Continued LTI allocations are not guaranteed, as they are subject to annual assessments.

•   On the cessation of each executive director’s employment with the Company, the retention of any performance options and performance rights granted to them during their employment with the Company will be determined in accordance with the terms of grant under the respective plans.

•   The method used to value the performance options and performance rights, as prescribed by AASB 1046A “Director and Executive Disclosures by Disclosing Entities” is set out on page 96.  The performance hurdle is detailed on page 87 in the remuneration report which forms part of the report of the directors.

Other benefits

•   Executive directors are eligible to participate in other benefits that are normally provided to executives employed by the Company, subject to any overriding legislation prevailing at the time including the Corporations Act 2001 (Cth) and the United States Sarbanes-Oxley Act of 2002.

(1)         The Company is not required by Australian law to provide superannuation contributions in connection with Mr Stewart’s employment due to the type of Australian visa issued to him.  However, under the employment agreement, the Company agrees to pay annual superannuation contributions to the National Australia Bank Group Superannuation Fund.  Those contributions form part of Mr Stewart’s annual fixed remuneration. Mr Stewart may, in lieu of receiving those Australian superannuation benefits, elect to participate in a pension or other scheme in the United Kingdom.  Again, any such payments form part of Mr Stewart’s fixed pay.

(2)         Mr Stewart was offered an LTI allocation at the commencement of his three year employment agreement which was designed to cover his contract period, and to tie the value of any reward to the change in shareholder wealth over that agreement period.  900,000 performance options and 210,000 performance rights (combined estimated annualised value $0.917 million based on a grant date of January 31, 2005) were subsequently awarded in February 2005, following approval by shareholders at the January 31, 2005 annual general meeting.  Should Mr Stewart resign before the end of his employment agreement on February 2, 2007, he will retain the performance options and performance rights on a pro-rated basis calculated from his appointment date of February 2, 2004 to the date of termination. Such performance options and performance rights will have two years from the date of his resignation to satisfy the performance conditions after which they will lapse if not exercised.

Specified executives’ employment agreements

Remuneration and other terms of employment for specified executives are formalised in individual employment agreements.  Each of these agreements provides for performance-related cash bonuses, fringe benefits plus other benefits, including participation where eligible, in performance option and performance rights plans, and termination benefits.  Termination benefits are generally calculated as the Company notice period multiplied by fixed pay.  Details of the term of employment and the fixed remuneration and STI arrangements for specified executives as at September 30, 2005 are set out below.

Name	Position	Term of agreement/contract and date commenced, if during the year	Annual TEC $ (1)	STI – % TEC (2)	Notice period – Employee	Notice period – Company (3)
Specified executives – current
Cameron A Clyne	Executive General Manager, Group Development	No fixed term.	551,100	65%	13 weeks	52 weeks
Michael J Hamar	Group Chief Risk Officer	4 years with option of renewal for one further year by mutual agreement. Contract commenced November 29, 2004.	682,122	80%	13 weeks	26 weeks
John E Hooper	Executive General Manager, Institutional Markets & Services	No fixed term. Current contract commenced July 1, 2005.	750,000	130%	13 weeks	52 weeks
Lynne M Peacock (4)	Chief Executive Officer, United Kingdom (from October 28, 2004) Executive General Manager, People & Culture	No fixed term. Current contract commenced October 28, 2004.	GBP 525,000	100%	Three months	12 months
Peter L Thodey (4)	Chief Executive Officer, Bank of New Zealand	No fixed term.	NZD 630,000	100%	One month	One month
Specified executives – former
Elizabeth C Hunter (5)	Executive General Manager, People & Culture	No fixed term. Commenced this position on October 28, 2004.	525,000	50%	13 weeks	52 weeks
Ian G MacDonald (5) (6)	Chief Information Officer	No fixed term.	731,100	100%	Four weeks	65 weeks
Ross E Pinney (5) (7)	Executive General Manager, Office of Chief Executive (from October 28, 2004) Chief Executive, Financial Services Europe	No fixed term. Current contract commenced October 28, 2004.	749,100	100%	13 weeks	78 weeks
Peter B Scott	Executive General Manager, Wealth Management	No fixed term. Contract ceased July 31, 2005.	771,000	100%	N/A	12 months
Gavin R Slater (5)	Group General Manager, Office of the CEO (to January 1, 2005)	No fixed term.	454,014	80%	Four weeks	65 weeks
Graeme D Willis (5) (8)	Group General Manager, Regulatory Affairs (from December 1, 2004) Acting Executive General Manager, Risk Management	No fixed term. Current contract commenced December 1, 2004.	501,100	50%	13 weeks	65 weeks

(1)         TEC is base remuneration inclusive of superannuation, non-monetary benefits but excludes leave accrued not taken.

(2)         Target STI as a percentage of TEC is subject to achievement of individual and Group performance goals and to passing the compliance and behavioural ‘quality gates’, with the target percentage (of fixed remuneration shown above) being earned for an ‘on-target’ performance. The actual outcome may be nil to 200% based on the performance framework. Refer to page 95 for STI as a percentage of fixed remuneration, which measures remuneration inclusive of superannuation, non-monetary benefits and leave accrued not taken.

(3)         Termination benefits vary depending upon the circumstances of termination.  Termination benefits shown are payable where the Company terminates the specified executive’s employment agreement on notice and without cause, and makes payment in lieu of notice.  Generally, termination benefits are not payable on resignation, summary termination or unsatisfactory performance.  Performance options and performance rights generally lapse 30 days (or such shorter time as determined at the time of grant) after cessation of employment unless otherwise determined by the Board.  In certain circumstances and depending on the terms of grant, in cases such as contract completion, death, retirement, retrenchment, redundancy or total and permanent disablement, the Board may consider each case on its individual merits and may allow the executive to retain some or all of their performance options and/or performance rights for a period of time no later than the relevant expiry date of the securities.  Vesting and exercise of the securities generally remain subject to the applicable performance hurdle.  Certain shares held in trust are forfeited in certain circumstances depending on the relevant program, including on termination for serious misconduct involving dishonesty, on resignation, on failure to meet compliance gates in the 12 months after allocation, on summary termination or on breach of the Company’s Code of Conduct.

(4)         For the purposes of this table, fixed pay is expressed in the currency agreed in the employment agreement.  On average, A$1.00 bought GBP0.4141 and, A$1.00 bought NZD1.0847 for the year.

(5)         Ms Hunter, Mr MacDonald, Mr Pinney and Mr Willis continued to hold positions with the Group at September 30, 2005 but ceased to act as specified executives on September 15, 2005 due to the changes made to the Group Executive Committee.  Mr Slater continued to hold a position within the Group at September 30, 2005 but ceased to act as a specified executive on January 1, 2005 due to a change in employment position within the Group.

(6)         In October 2005, the Group announced that Mr MacDonald would be leaving the Company’s service in 2006.

(7)         In September 2005, the Group announced that Mr Pinney would be leaving the Company’s service in 2006.

(8)         In November 2005, Mr Willis entered into a deed of settlement and release with the Company, which sets out the agreed settlement of the terms of the cessation of his employment with the Company on February 15, 2006 (refer ‘shareholder information’ page 274 in the annual financial report).

Executive remuneration

The following tables shows details of the nature and amount of each element of the remuneration paid or payable with respect to services provided for the period as executive directors of the Company and specified executives of the Group during 2005.  All executive directors and specified executives are paid in Australian dollars with the exception of Ms Peacock, who is paid in GBP (converted at a rate of A$1.00 = GBP 0.4141) and Mr Thodey who is paid in NZD (converted at a rate of A$1.00 = NZD 1.0847).

No performance options or performance rights have been granted to executive directors or specified executives since the end of 2005.  No retirement benefits were paid or payable to executive directors or specified executives in 2005.

At least 50% of the value of bonus paid and payable to executive directors under STI rewards are paid in the form of Company shares.  For the purposes of the remuneration tables below, all bonus entitlements are disclosed as primary benefits.  Separate disclosure of the nature of the STI rewards is disclosed in the following section ‘Short-term and long-term incentive remuneration’.

Executive director remuneration (current executive directors at September 30, 2005)

						Post-	Equity
		Primary				employment		Performance	Other
		Cash	Leave accrued	STI	Non-monetary	Super-		options and	Termination
		salary	not taken (1)	bonus (2)	benefits (3)	annuation	Shares (4)	rights (5)	benefits (6)	Other
		fixed	fixed	at risk	fixed	fixed	at risk	at risk	fixed	fixed	Total
		$	$	$	$	$	$	$	$	$	$
A Fahour	2005	1,491,447	126,207	2,880,000	4,718	12,624	984,191	416,149	—	—	5,915,336
	2004	121,785	11,063	—	141	1,023	6,017,937	—	—	4,211,881	10,363,830
JM Stewart*	2005	2,086,213	37,500	2,805,000	82,742	78,768	—	842,442	—	—	5,932,665
	2004	1,528,172	142,255	1,445,000	28,261	70,301	—	2,060,964	—	—	5,274,953
MJ Ullmer	2005	986,159	—	1,281,000	7,595	12,624	—	209,375	—	—	2,496,753
	2004	80,311	7,375	—	633	1,023	—	—	—	—	89,342
Total	2005	4,563,819	163,707	6,966,000	95,055	104,016	984,191	1,467,966	—	—	14,344,754
Total	2004	2,407,917	160,693	1,445,000	36,375	76,299	6,017,937	2,290,587	6,618,595	4,211,881	23,265,284

*       Included within Mr. Stewart’s remuneration for performance options and performance rights is an adjustment to reflect the valuation of 900,000 performance options and 210,000 performance rights using a fair valuation at the grant date of January 31, 2005, being the date of the 2005 annual general meeting.  The valuation at January 31, 2005 revises the previous valuation estimated in 2004 at the ‘promise’ date of February 2, 2004.  The revision to correct the fair valuation from promise date has reduced Mr Stewart’s remuneration from performance options and performance rights.  Excluding this, Mr. Stewart’s total 2005 remuneration would have been higher by $965,671.

Footnotes are disclosed below the executive remuneration table on page 93.

Mr A Fahour and Mr MJ Ullmer were appointed as executive directors on October 7, 2004 and, therefore, their remuneration for 2004 was reported as specified executive remuneration in 2004.  The totals for 2004 have been reclassified as executive director remuneration above for comparability.   Mr Fahour’s and Mr Ullmer’s remuneration for 2004 represents remuneration for the period from September 1, 2004 to September 30, 2004.

The table above discloses individuals who were specified executive directors in 2005.  Therefore, Group totals in respect of 2004 do not equal the sum of the individuals disclosed as different individuals were specified in 2004.  Refer to page 99 for total remuneration for specified directors (executive and non-executive directors).

Executive remuneration (current and former specified executives at September 30, 2005)

						Post-	Equity
		Primary				employment		Performance	Other
		Cash	Leave accrued	STI	Non-monetary	Super-		options and	Termination
		salary	not taken (1)	bonus (2)	benefits (3)	annuation	Shares (4)	rights (5)	benefits (6)	Other
Current		fixed	fixed	at risk	fixed	fixed	at risk	at risk	fixed	fixed	Total
		$	$	$	$	$	$	$	$	$	$
CA Clyne	2005	530,798	45,925	420,000	—	12,624	976	221,481	—	—	1,231,804
	2004	74,217	6,732	—	—	1,808	—	—	—	—	82,757
MJ Hamar	2005	481,626	28,209	493,323	28,391	62,818	269,571	70,892	—	—	1,434,830
JE Hooper	2005	739,929	18,750	1,141,000	5,245	87,968	81,338	297,702	—	—	2,371,932
	2004	219,259	25,000	194,093	70,971	42,072	159,638	75,418	—	—	786,451
LM Peacock	2005	1,242,525	34,003	1,775,312	47,708	2,070	976	561,624	—	—	3,664,218
	2004	314,478	26,614	173,667	42,471	—	—	156,834	—	—	714,064
PL Thodey	2005	537,766	29,040	726,958	24,098	—	976	945,217	—	—	2,264,055
	2004	471,900	28,768	244,358	23,226	—	—	945,833	—	—	1,714,085
Former									—	—
EC Hunter (7)	2005	437,696	30,973	226,542	30,510	11,427	27,136	207,176	—	—	971,460
IG MacDonald (7)	2005	679,768	70,883	683,699	7,287	12,087	960	1,179,858	—	—	2,634,542
	2004	694,465	113,099	—	6,338	12,015	—	1,421,448	—	—	2,247,365
RE Pinney (7)	2005	654,936	59,860	700,959	100,944	77,039	960	759,938	1,033,241	—	3,387,877
	2004	652,511	36,218	—	287,623	81,282	—	1,008,360	—	—	2,065,994
PB Scott (8)	2005	230,727	—	250,575	3,958	31,116	26,737	419,154	1,076,398	—	2,038,665
	2004	674,216	75,452	385,500	10,335	88,578	28,157	1,588,146	—	—	2,850,384
GR Slater (7)	2005	85,496	5,733	127,072	6,222	8,685	86,192	38,027	—	—	357,427
	2004	281,033	5,863	37,014	20,562	32,988	89,057	54,924	—	—	521,441
GD Willis (7)	2005	429,793	17,351	210,822	34,717	12,087	120,247	338,445	—	—	1,163,462
	2004	191,004	28,450	57,267	64,121	6,637	150,689	209,893	—	—	708,061
Total	2005	6,051,060	340,727	6,756,262	289,080	317,921	616,069	5,039,514	2,109,639	—	21,520,272
Total (9)	2004	6,780,952	498,514	1,229,899	577,717	353,371	427,541	10,678,953	6,761,890	—	27,308,837

(1)         Annual leave and where applicable, long service and bank extended leave entitlements accrued but not taken during the year have been recognised as part of primary remuneration benefit.

(2)         Reflects all short-term performance-based remuneration awarded in the year.  Specified executives in Australia can nominate to be provided their up-to-target bonus in the form of cash, Company shares or additional superannuation or a combination of these.  Above-target bonuses in excess of $300 are generally provided in Company shares only.  For the purposes of the allocation above, the entire bonus has been included in Primary, bonus at risk.

(3)         Includes motor vehicle benefits and parking.  Expatriate specified executive non-monetary benefits include housing, health insurance and airfares.  Fringe benefits tax on non-monetary benefits is included within the value of the benefit.

(4)         Represents LTI amounts awarded as Commencement shares, shares received under a share ownership plan, or the value of deferred shares received as part of a LTI program.  Mr Hamar received 13,388 Commencement shares on December 22, 2004 in connection with commencement of his employment as a specified executive.  These shares vest over a period from July 1, 2005 to July 1, 2006 subject to performance conditions.

(5)         Performance options and performance rights are issued as part of the Group’s LTI program.  Remuneration for former executives who continue to hold performance options and rights at September 30, 2005 reflects the full-year benefit of the unvested performance options and performance rights.  No terms of vested performance options or rights were altered during the reporting period.  Refer below for an explanation of fair value basis used to determine remuneration.

(6)         Mr Pinney will leave the service of the Company in 2006.  The termination benefit shown is payable in accordance with the terms of his agreement.  Mr Scott left the service of the Group on July 31, 2005.  No specified executives had post-employment benefits that required approval by members of the Company in accordance with the Corporations Act 2001 (Cth).

(7)         Ms Hunter, Mr MacDonald, Mr Pinney, and Mr Willis continued to hold positions with the Group at September 30, 2005, but ceased to act as specified executives on September 15, 2005 due to the changes made to the Group Executive Committee.  Remuneration disclosed above represents remuneration until September 15, 2005.  Mr Slater continued to hold a position within the Group at September 30, 2005 but ceased to act as a specified executive on January 1, 2005 due to a change in employment position within the Group.  Remuneration disclosed above represents remuneration until January 1, 2005.

(8)         Mr Scott’s remuneration as a specified executive is from October 1, 2004 to January 31, 2005.

(9)         This is the total for specified executives disclosed in last year’s annual financial report (adjusted to exclude Mr Fahour and Mr Ullmer who have been restated to executive directors in 2005). It differs from the sum of current specified executives’ 2004 remuneration totals due to changes in executives during the year.  The 2004 total includes remuneration paid to Mr Richard McKinnon during his employment as a specified executive of the Group.  Mr McKinnon ceased as a specified executive on August 31, 2004 and, as a result, no amounts have been included in the remuneration totals above for 2005. On September 30, 2005, Mr McKinnon ceased employment with the Group and received a severance payment, accrued annual leave and long service leave payments and defined incentive payments totalling $3,440,348.  These termination payments were made to Mr McKinnon in accordance with the deed of settlement and release that was disclosed in the Company’s annual financial report 2004.

2004 remuneration for certain specified executives represents remuneration for part of the 2004 financial year as follows: Mr Clyne (1.7 months); Mr Hooper (6.5 months); Ms Peacock (4.7 months); Mr Slater (5.9 months); Mr Willis (6.5 months).

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

The following table shows separately the full-year remuneration details of each of the five named Company executives (who may or may not be specified executives) and additional Group executives who received the highest remuneration for the year.  Remuneration totals in the table below will differ from those disclosed above if the executive ceased their position as a specified executive during the year.

	Primary				Post-employment	Equity		Other
	Cash	Leave accrued	STI	Non-monetary	Super-		Options and	Termination
	salary	not taken	bonus	benefits	annuation	Shares	rights	benefits	Other
	fixed	fixed	at risk	fixed	fixed	at risk	at risk	fixed	fixed	Total
	$	$	$	$	$	$	$	$	$	$
Company – current
G Frazis	528,472	17,927	918,782	—	11,367	260,738	144,136	—	—	1,881,422
JE Hooper (1)	739,929	18,750	1,141,000	5,245	87,968	81,338	297,702	—	—	2,371,932
IG MacDonald (1)	708,936	72,120	713,000	7,595	12,624	976	1,229,135	—	—	2,744,386
RE Pinney (1)	683,744	62,425	731,000	101,252	78,674	976	792,382	1,033,241	—	3,483,694
SJ Tucker	534,646	50,092	857,244	3,897	70,545	976	369,141	—	—	1,886,541

Group - current
LM Peacock	1,242,525	34,003	1,775,312	47,708	2,070	976	561,624	—	—	3,664,218
PL Thodey	537,766	27,225	726,958	24,098	—	976	945,217	—	—	2,262,240

Group – former
PB Scott	319,947	—	250,575	9,125	74,274	26,737	1,163,539	1,076,398	—	2,920,595

(1)         In addition to being Company executives Mr Hooper, Mr MacDonald and Mr Pinney are Group executives who received the highest remuneration for the year.

Short-term and long-term incentive remuneration

Remuneration linked to Company performance

The following outlines percentage of total remuneration (executive directors’ and specified executives’ remuneration) linked to company performance in 2005.

	Remuneration	Performance related remuneration
	not linked to	Cash-based	Equity-based
	Company	STI	Performance	Performance	Performance
	performance(1)	bonus(2)	shares(3)	options	rights	Total	Total
	%	%	%	%	%	%	%
Executive directors
A Fahour	28	—	65	3	4	72	100
JM Stewart	39	23	23	8	7	38	100
MJ Ullmer	40	26	26	4	4	34	100

Specified executives - current
CA Clyne	48	29	5	8	10	23	100
MJ Hamar	42	34	19	2	3	24	100
JE Hooper	36	41	10	7	6	23	100
LM Peacock	36	33	15	7	9	31	100
PL Thodey	26	25	7	26	16	49	100

Specified executives - former
EC Hunter	53	23	3	12	9	24	100
IG MacDonald	29	26	—	30	15	45	100
RE Pinney	57	21	—	13	9	22	100
PB Scott	67	12	1	14	6	21	100
GR Slater	30	28	32	7	3	42	100
GD Willis	43	18	10	18	11	39	100

(1)         Remuneration not linked to Company performance consists of all fixed remuneration, inclusive of cash salary, leave accrued not taken, non-monetary benefits, superannuation and termination benefits.

(2)         Reflects all short-term performance-based remuneration awarded in the year that is to be paid in cash.  Specified executives have nominated to be provided their up-to-target bonus in the form of cash or Company shares.  The portion of short-term performance-based remuneration elected to be paid in Company shares has been included in the Equity based, Performance shares percentage.

(3)         Performance shares as a percentage of total remuneration includes short-term performance-based remuneration awarded in the year in the form of Company shares plus any long-term Commencement or Recognition shares granted as part of remuneration during the year.

Percentage of target short-term incentive awarded during the year

The following table shows the percentage of each executive director’s and specified executive’s STI target that has been awarded in respect of their period as an executive director or specified executive for the year.  A commencement date is shown where the STI award related to a partial year only (either due to the individual commencing employment with the Group or commencing as a specified executive position during the performance period):

				Short-term incentive awarded
				Cash		Shares		Total cash and shares
			STI awarded	2005				2005	2004
	Period as specified	STI target as	as % of		% of		% of
	executive in 2005	% of fixed	fixed		STI		STI
	(if not full year)	remuneration (1)	remuneration	$	bonus	$	bonus	$	$
Executive directors
A Fahour		120	176	—	—	2,880,000	100	2,880,000	—
JM Stewart		98	123	1,402,500	50	1,402,500	50	2,805,000	1,445,000
MJ Ullmer		100	127	640,500	50	640,500	50	1,281,000	—

Specified executives – current
CA Clyne		61	71	358,974	85	61,026	15	420,000	—
MJ Hamar	from Nov 29, 2004	91	82	493,323	100	—	—	493,323	—
JE Hooper		114	134	975,214	85	165,786	15	1,141,000	194,093
LM Peacock		92	134	1,213,889	68	561,423	32	1,775,312	173,667
PL Thodey		97	123	573,537	79	153,421	21	726,958	244,358

Specified executives – former
EC Hunter (2)	Oct 28, 2004 to Sep 15, 2005	45	44	226,542	100	—	—	226,542	—
IG MacDonald	to Sep 15, 2005	91	89	683,699	100	—	—	683,699	—
RE Pinney	to Sep 15, 2005	37	36	700,959	100	—	—	700,959	—
PB Scott	to Jan 31, 2005	19	19	250,575	—	—	—	250,575	385,500
GR Slater	to Jan 1, 2005	92	120	98,912	78	28,160	22	127,072	37,014
GD Willis	to Sep 15, 2005	49	43	210,822	100	—	—	210,822	57,267

(1)         For the purposes of this calculation, fixed remuneration includes cash salary, annual leave accrued not taken, non-monetary benefits, superannuation and termination benefits.  STI target as a percentage of fixed remuneration differs from STI target as a percentage of TEC, as described on page 91 as TEC excludes annual leave accrued not taken.

(2)         Included within Ms Hunter’s cash short-term incentive is an amount of $23,225 paid in the form of superannuation.  The component paid in superannuation represents 10% of the short-term incentive paid to Ms Hunter as a specified executive.

Range of potential short-term and long-term incentive payments

The following table shows the composition and aggregate minimum and maximum values of STI and LTI payments earned as part of remuneration as executive directors or specified executives for 2005:

	Short-term incentives					Long-term incentives
	Paid	Forfeited	Deferred (1)	Minimum deferred value	Maximum deferred value	Minimum value (all deferred)	Maximum value (all deferred)
	%	%	%	$	$	$	$
Executive directors
A Fahour	—	—	100	—	2,880,000	—	1,400,340
JM Stewart	50	—	50	—	1,402,500	—	842,442
MJ Ullmer	50	—	50	—	640,500	—	209,375

Specified executives – current
CA Clyne	85	—	15	—	61,026	—	222,457
MJ Hamar	100	—	—	—	—	—	340,463
JE Hooper	85	—	15	—	165,786	—	379,040
LM Peacock	68	—	32	—	561,423	—	562,600
PL Thodey	79	—	21	—	153,421	—	946,193

Specified executives – former
EC Hunter	100	—	—	—	—	—	234,312
IG MacDonald	100	—	—	—	—	—	1,180,818
RE Pinney	100	—	—	—	—	—	760,898
PB Scott	100	—	—	—	—	—	445,891
GR Slater	78	—	22	—	28,160	—	124,219
GD Willis	100	—	—	—	—	—	458,692

(1)         Deferred STI is provided in the form of Company shares, and are generally held in trust with restrictions on trading for a minimum of one year (or longer period) if nominated by the employee.  Various forfeiture conditions apply as set out in ‘deferral of STI rewards’.

Fair value basis used to determine equity remuneration

The disclosure of the allocation of fair value of performance options and performance rights in the earlier tables has been based upon the requirements of AASB 1046A “Director and Executive Disclosures by Disclosing Entities”.   In accordance with these guidelines, each year a portion of the fair value of all unvested performance options and rights is included in the remuneration of directors of the Company and specified executives of the Group for disclosure purposes.  This portion of the fair value is based on a straight-line allocation of fair value over the vesting period of each unvested performance option or performance right.

Prior to October 1, 2002, the Company disclosed the fair value of performance options granted during the year using a numerical pricing model, but did not allocate those values over their expected life for reporting emoluments.  Rather, the full fair value of the grant was disclosed as remuneration in the year of grant. As a result, included in the amounts disclosed above as an allocation of fair value of performance options and performance rights in relation to 2005, are amounts related to unvested performance options granted in prior years that were disclosed as part of emoluments in the relevant prior years.

It should be noted, however, when the Group transitions to Australian equivalents to International Financial Reporting Standards, they will not require all unvested performance options and rights to be recognised in this way, only those granted after November 7, 2002 that were unvested at January 1, 2005.  A difference may, therefore, arise between disclosure under AASB 1046A and the remuneration expense recognised under the new accounting standards in the Group’s financial performance.

Performance options and rights granted as part of executive remuneration have been valued using a numerical pricing model, which takes account of factors including the performance option or right exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the performance option or performance right.  The probability of the performance hurdle being reached has been taken into consideration in estimating the number of performance options or performance rights likely to vest.  For further details, refer to note 38 in the financial report.

Value of performance options and performance rights granted

The following tables shows the value of performance options and performance rights issued to executive directors and specified executives as part of their remuneration that were granted, exercised or lapsed during the year.  Footnotes are disclosed below the performance rights table below.   Further details regarding performance options and performance rights, including grant information and movements in holdings over the year is provided in note 51 in the financial report.

	Number of performance options			Value of performance options
	Granted	Exercised	Lapsed	Granted (1)	Exercised (2)	Lapsed (3)
	No.	No.	No.	$	$	$
Executive directors
A Fahour	—	—	—	—	—	—
JM Stewart	900,000	—	—	1,386,000	—	—
MJ Ullmer	—	—	—	—	—	—

Specified executives - current
CA Clyne	55,000	—	—	154,000	—	—
MJ Hamar	40,000	—	—	133,200	—	—
JE Hooper	70,000	—	—	196,000	—	—
LM Peacock	100,000	—	—	280,000	—	—
PL Thodey	100,000	100,000	—	280,000	661,000	—

Specified executives - former
EC Hunter	42,000	—	—	117,600	—	—
IG MacDonald	46,000	—	—	128,800	—	—
RE Pinney	75,000	—	—	210,000	—	—
PB Scott	—	242,000	—	—	1,261,080	—
GR Slater	45,000	—	—	126,000	—	—
GD Willis	42,000	30,000	—	117,600	114,000	—

	Number of performance rights			Value of performance rights
	Granted	Exercised	Lapsed	Granted (1)	Exercised (2)	Lapsed (3)
	No.	No.	No.	$	$	$
Executive directors
A Fahour	—	—	—	—	—	—
JM Stewart	210,000	—	—	1,547,700	—	—
MJ Ullmer	—	—	—	—	—	—

Specified executives - current
CA Clyne	13,750	—	—	235,812	—	—
MJ Hamar	10,000	—	—	141,100	—	—
JE Hooper	17,500	—	—	300,125	—	—
LM Peacock	25,000	—	—	428,750	—	—
PL Thodey	25,000	—	—	428,750	—	—

Specified executives - former
EC Hunter	10,500	—	—	180,075	—	—
IG MacDonald	11,500	—	—	197,225	—	—
RE Pinney	18,750	—	—	321,563	—	—
PB Scott	—	—	—	—	—	—
GR Slater	11,250	—	—	192,938	—	—
GD Willis	10,500	—	—	180,075	—	—

(1)         Value of performance options and performance rights granted is determined as the fair value at grant date multiplied by the total number of performance options or performance rights granted.  The value of performance options and performance rights disclosed above represents the full value over the vesting period, which is greater than one year.

(2)         Value of performance options and performance rights exercised is determined as the difference between the market price at exercise date and the exercise price of the performance option or performance right.

(3)         Value of performance options and performance rights lapsed is determined as the difference between the market price at lapse date and the exercise price of the performance option or performance right.

Non-executive director remuneration

The following persons were non-executive directors of the Company at September 30, 2005:

Name	Position	Date commenced, if during year
MA Chaney	Director	December 6, 2004
	Chairman	September 28, 2005
PJB Duncan	Director	—
RG Elstone	Director	—
DT Gilbert	Director	—
PJ Rizzo	Director	—
JS Segal	Director	—
JG Thorn	Director	—
GA Tomlinson	Director	—
GM Williamson	Director	—

The following person resigned from his position as a non-executive director of the Company during the year ended September 30, 2005:

Name	Position	Date resigned
GA Kraehe	Director	September 27, 2005
	Chairman	September 27, 2005

Remuneration policy

The fees paid to non-executive directors on the Board are based on advice and data from the Group’s remuneration specialists and from external remuneration advisers.  This advice takes into consideration the level of fees paid to Board members of other major Australian corporations, the size and complexity of the Group’s operations, the activities of the Group and the responsibilities and workload requirements of Board members.

Fees are established annually for the Chairman and non-executive directors.  Additional fees are paid, where applicable, for participation in Board committees and for serving on the boards of controlled entities.

The total fees paid by the Group to members of the Board, including fees paid for their involvement on Board committees, are kept within the total approved by shareholders from time to time.  Shareholders approved a maximum fee pool of $3.5 million per annum at the Company’s annual general meeting held on December 19, 2003.

At the Company’s annual general meeting held in December 2003, shareholders approved the continuation of the non-executive directors’ share arrangement under the Non-Executive Director’s Share Plan (which is operated through the National Australia Bank Staff Share Ownership Plan).  Under this arrangement, shares are provided to non-executive directors as part of their remuneration (a minimum of 10% of fees is provided in this form and a maximum of 40%).  The shares are either issued or acquired on-market on behalf of participants and allocated to non-executive directors on dates determined by the trustee of the National Australia Bank Staff Share Ownership Plan in its sole discretion.

During 2002, the Board decided not to enter into any new contractual obligations to pay retirement allowance benefits to non-executive directors appointed after December 31, 2002.  At the Company’s annual general meeting held on December 19, 2003, a proposal was approved permitting directors of the Company and its controlled entities who had accrued retirement benefits to apply those benefits, frozen as at December 31, 2003, to either cash (to be paid on retirement), to additional superannuation contributions or to the acquisition of shares in the Company (to be held in trust until retirement).

All directors now have flexibility in relation to their remuneration, including the opportunity to set aside additional Company superannuation contributions.

The appointment letters for the non-executive directors set out the terms and conditions of their appointments.  These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time (refer to the ‘corporate governance’ section on page 71).

Non-executive director remuneration (current and former non-executive directors at September 30, 2005)

The following table shows details of the nature and amount of each element of the emoluments of each non-executive director of the Company relating to services provided in the 2005 year.  Total retirement benefits paid during the 2004 year relating to benefits accrued in current and prior years are set out in footnote (3) below.  No performance options or performance rights have been granted to non-executive directors during or since the end of 2005.

							Equity
		Primary			Post-employment			Performance	Other
Non- executive		Cash salary		Non-monetary	Super-	Retirement		options and	Termination
directors		and fees (1)	Bonus	benefits	annuation (2)	benefits (3)	Shares (4)	rights	benefits	Other
Current (5)		fixed	at risk	fixed	fixed	fixed	fixed	at risk	fixed	fixed	Total
		$	$	$	$	$	$	$	$	$	$
M A Chaney	2005	116,665	—	—	11,491	—	11,250	—	—	—	139,406
PJB Duncan	2005	176,083	—	—	18,512	—	30,072	—	—	—	224,667
	2004	154,598	—	—	13,913	11,385	27,971	—	—	—	207,867
RG Elstone	2005	176,255	—	—	—	—	17,804	—	—	—	194,059
	2004	12,224	—	—	—	—	1,246	—	—	—	13,470
DT Gilbert	2005	147,218	—	—	15,903	—	29,750	—	—	—	192,871
	2004	11,215	—	—	1,009	—	1,246	—	—	—	13,470
PJ Rizzo	2005	200,135	—	—	—	—	19,000	—	—	—	219,135
	2004	13,746	—	—	—	—	1,401	—	—	—	15,147
JS Segal	2005	123,982	—	—	15,976	—	54,356	—	—	—	194,314
	2004	8,868	—	—	798	—	985	—	—	—	10,651
JG Thorn	2005	164,217	—	—	18,367	—	40,500	—	—	—	223,084
	2004	143,843	—	—	12,946	—	26,750	—	—	—	183,539
GA Tomlinson	2005	326,605	—	—	30,220	—	10,767	—	—	—	367,592
	2004	208,313	—	—	18,576	33,074	79,356	—	—	—	339,319
GM Williamson	2005	507,122	—	—	—	—	—	—	—	—	507,122
	2004	212,610	—	—	—	—	—	—	—	—	212,610
Former
GJ Kraehe	2005	424,419	—	—	42,999	—	70,499	—	—	—	537,917
	2004	284,017	—	—	25,562	27,369	67,883	—	—	—	404,831
Total	2005	2,362,701	—	—	153,468	—	283,998	—	—	—	2,800,167
Total (6)	2004	1,588,069	—	—	121,281	328,309	339,302	—	—	—	2,376,961
Specified directors
Total (7)	2005	7,090,227	6,966,000	95,055	257,484	—	1,268,189	1,467,966	—	—	17,144,921
Total (6) (8)	2004	4,156,679	1,445,000	36,375	197,580	328,309	6,357,239	2,290,587	6,618,595	4,211,881	25,642,245

(1)         Non-executive directors’ remuneration represents fees in connection with their roles, duties and responsibilities as a non-executive director, and includes attendance at meetings of the Board, Board committees and boards of controlled entities and includes payments of $160,890 (2004: $109,219) to Mr Tomlinson and $362,230 (2004: $164,410) to Mr Williamson in respect of services performed as non-executive directors of controlled entity boards and committees.

(2)         Reflects compulsory Company contributions to superannuation and includes contributions of $14,412 (2004: $9,739) for Mr Tomlinson in respect of services performed as a non-executive director of controlled entity boards and committees. Mr Elstone and Mr Rizzo have elected to have their superannuation paid as cash remuneration.

(3)         No retirement benefits were accrued by these directors beyond January 1, 2004 in accordance with shareholder approval at the Company’s annual general meeting on December 19, 2003 to freeze contractual entitlements.  The value of accumulated retirement benefits which were provided to directors during 2004 in the form of shares was: Mr Kraehe, $279,680; Mr Duncan, $104,855; and Mr Tomlinson $272,608.  From December 31, 2003, neither new nor existing non-executive directors are entitled to additional retirement benefits.

(4)         Includes shares to the value of $5,135 (2004:$42,388) provided to Mr Tomlinson in respect of services performed as a non-executive director of controlled entity boards and committees.

(5)         Mrs Patricia Cross and Mr T Kerry McDonald were appointed as non-executive directors of the Company in December 2005 and accordingly, had not received any remuneration with respect to their office as at September 30, 2005.

(6)         Specified executives who commenced executive directorships during 2005 have been reclassified in the 2004 specified directors’ total.

(7)      Specified directors include all executive and non-executive directors of the Company.

(8)         This is the total for non-executive directors and specified directors disclosed in last year’s annual financial report and differs from the sum of current non-executive directors’ 2004 remuneration totals due to changes in non-executive directors during the year.

Non-executive director fees

Fees are paid by the Group to non-executive members of the Board and include amounts paid for their involvement on Board committees.  The following table shows details of the components of non-executive director remuneration paid in the form of Board and committee fees:

	Board and committee remuneration
	Board	Audit Committee	Risk Committee	Remuneration Committee	Nomination Committee	Meetings of controlled entities	Non- recurring committees	Total
	$	$	$	$	$	$		$
Current (1)
MA Chaney	124,457	—	—	—	—	—	3,458	127,915
PJB Duncan	150,000	3,550	40,000	6,930	—	—	5,675	206,155
RG Elstone	150,000	—	20,000	—	—	8,036	—	178,036
DT Gilbert	150,000	20,000	—	—	—	—	6,968	176,968
PJ Rizzo	150,000	20,000	20,000	—	—	—	11,147	201,147
JS Segal	150,000	11,087	—	12,500	—	—	4,751	178,338
JG Thorn	150,000	40,000	—	12,500	—	—	2,217	204,717
GA Tomlinson	150,000	—	—	25,000	—	160,890	1,482	337,372
GM Williamson	144,892	—	—	—	—	362,230	—	507,122
Former
GA Kraehe	480,326	—	—	—	—	—	14,593	494,919
Total	1,799,675	94,637	80,000	56,930	—	531,156	50,291	2,612,689

(1)         Mrs Patricia Cross and Mr T Kerry McDonald were appointed as non-executive directors of the Company in December 2005, and accordingly no fees were paid to either in respect of their office as non-executive director as a September 30, 2005.

Included within the table above are fees paid by the Company of $2,250,459 and fees paid by controlled entities of $362,230.  Fees above are paid either in cash or in the form of Company shares.

Report of the directors

The directors of National Australia Bank Limited (Company) present their report, together with the financial statements of the Group, being the Company and its controlled entities, for the year ended September 30, 2005.

Directors

The Board of directors (Board) has power to appoint persons as directors to fill any vacancies.  Other than the Managing Director and Group Chief Executive and those directors appointed during the year, one-third (or the nearest number to) are required to retire by rotation at each annual general meeting and are eligible to stand for re-election together with those directors appointed during the year to fill any vacancy who must retire and stand for election.

Details of directors of the Company in office at the date of this report, and each director’s qualifications, experience and special responsibilities are below:

Mr Michael A Chaney

AO, BSc, MBA, Hon. LLD Western Australia, FAIM, FAICD

Mr Chaney was appointed Chairman in September 2005 and has been a non-executive director since December 2004.  He is the Chairman of the Nomination Committee.

Experience

22 years with Wesfarmers Limited, including Managing Director and Chief Executive Officer from 1993 until July 2005.  Three years with investment bank Australian Industry Development Corporation, 1980 to 1983.

Directorships of listed entities within the last three years

Wesfarmers Limited from 1984 to July 2005, BHP Billiton Limited from May 1995 until November 2005, BHP Billiton Plc from June 2001 until November 2005 and Woodside Petroleum Ltd from November 2005.

Other directorships

Chairman of Gresham Partners Holdings Limited – director since 1985 and a director of the Centre for Independent Studies.  He is President of the Business Council of Australia and Chairman of Australian Research Alliance for Children and Youth Limited.  He is a Council Member of the Australian National Gallery, a member of the JP Morgan International Advisory Council and a Trustee of the Committee for the Economic Development of Australia.

Mrs Patricia A Cross

BSc (Hons), FAICD, FAIM

Mrs Cross was appointed as a non-executive director in December 2005.  She is a member of the Nomination Committee.

Experience

25 years in international banking and finance, including management and senior executive roles in Europe, the United States and Australia with Chase Manhattan Bank, Banque Nationale de Paris and National Australia Bank.  Mrs Cross is a Fellow of the Finance and Treasury Association and was a founding member of the Financial Sector Advisory Council to the Federal Treasurer serving for five years until 2003.  In 2003, she received a Centenary Medal for service to Australian society through the finance industry.

Directorships of listed entities within the last three years

AMP Limited from August 2000 until February 2003.  Director of Wesfarmers Limited since February 2003 and Qantas Airways Limited since January 2004.

Other directorships

Director of the Murdoch Childrens Research Institute.

Mr Peter JB Duncan

BE (Chem) (1st Class Hons), DBS (with Distinction)

Mr Duncan was appointed a non-executive director in 2001.  He is Chairman of the Risk Committee and is a member of the Remuneration Committee (formerly Human Resources Committee) and the Nomination Committee.

Experience

36 years with Royal Dutch/Shell Group of companies, including senior finance and general management positions in Australia, New Zealand, South America, Europe and South East Asia.  He was Chairman of the Shell Group of Companies in Australia and New Zealand.  Former Chairman of the Australian Institute of Petroleum.

Directorships of listed entities within the last three years

Orica Limited since June 2001.  Director of GasNet Australia Limited from October 2001 to September 2005 and Woodside Petroleum Limited from May 1999 to February 2002.

Other directorships

Chairman of Scania Australia Pty Limited and Director of Cranlana Foundation.  President of the Australian German Association, CSIRO from June 2002 to September 2005 and Governor of Committee for Economic Development of Australia (CEDA).

Mr Robert G Elstone

BA (Hons), MA (Econ), MCom

Mr Elstone was appointed as a non-executive director in September 2004.  He is a member of the Risk Committee and the Nomination Committee.

Experience

25 years in financial and senior management roles and has been Managing Director and Chief Executive Officer of SFE Corporation Limited since 2000.  Formerly Finance Director of Pioneer International Limited from 1995 to 2000 and Chief Financial Officer of Air New Zealand Limited from 1991 to 1994.  Mr Elstone is an Honorary Fellow of the Finance and Treasury Association and has completed the senior management programs at the Harvard and Stanford business schools.

Directorships of listed entities within the last three years

Managing Director of SFE Corporation Limited since May 2000.

Other directorships

SFE Corporation Limited related entities, including the Sydney Futures Exchange, SFE Clearing Corporation and Austraclear Limited.

Mr Ahmed Fahour

BEc (Hons), MBA, FAIM

Mr Fahour was appointed as Chief Executive Officer, Australia in September 2004 and an executive director in October 2004.

Experience

17 years in economics and finance, most recently as Chief Executive Officer, Australia and New Zealand, Citigroup in 2004, and he held senior management positions in Citigroup from 2000 to 2003 including Chief Executive Officer and Vice Chairman of Citigroup Investment Ltd. Previously Managing Director, iFormation Private Equity Group and a director of Boston Consulting Group from 1995 to 1999.  He is an honorary Business Ambassador for Melbourne’s North.

Other directorships

Rip Curl Group Pty Ltd.

Mr Daniel T Gilbert

AM, LLB

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

Other directorships

Chairman of the Australian Film, Television and Radio School.  Director of Bangarra Dance Theatre.

Mr Thomas (Kerry) McDonald

BCom, MCom (Hons), FID, FNZIM

Mr McDonald was appointed as a non-executive director in December 2005.  He is a member of the Nomination Committee.

Experience

40 years in economic consulting, energy, resources, logistics and banking in Australia and New Zealand with a particular interest in organisation performance and improvement.  He was a senior executive of Comalco from 1981 and a Managing Director and member of the Group Executive Committee from 1988 to 2000.

Directorships of listed entities within the last three years

Carter Holt Harvey Limited from April 1998 until December 2005.  Chairman of Oceana Gold Limited since December 2003.  Director of Owens Group Limited from April 2000 until October 2003.

Other directorships

Ports of Auckland Limited (delisted September 2005).  Chairman of Bank of New Zealand and Advanced Dynamics NZ Ltd. Director of Gough Gough & Hamer Limited and Dux Industries Limited until November 2005.  He is the New Zealand Chairman of the Australia – New Zealand Leadership Forum, Deputy Chairman of NZ Institute of Economic Research, a Life Member of the Australia New Zealand Business Council, on the National Council of the Institute of Directors and a member of the Governing Board of Antarctica New Zealand.

Mr Paul J Rizzo

BCom, MBA

Mr Rizzo was appointed a non-executive director in September 2004.  He is a member of the Audit Committee, the Risk Committee and the Nomination Committee.

Experience

36 years in banking and finance.  Formerly Dean and director of Melbourne Business School from 2000 to 2004, Group Managing Director, Finance and Administration, Telstra Corporation Limited from 1993 to 2000, senior roles at Commonwealth Bank of Australia from 1991 to 1993, Chief Executive Officer of State Bank of Victoria in 1990 and 24 years with Australia and New Zealand Banking Ltd from 1966 to 1990.

Directorships of listed entities within the last three years

BlueScope Steel Limited since May 2002.  Director of NM Rothschild Australia Holdings Ltd from 2001 to 2003.

Other directorships

Consultant director to Mallesons Stephen Jaques.

Ms Jillian S Segal

AM, BA, LLB, LLM (Harvard), FAICD

Ms Segal was appointed a non-executive director in September 2004.  She is a member of the Audit Committee, the Remuneration Committee and the Nomination Committee.

Experience

Over 20 years as a lawyer and regulator, most recently at the Australian Securities and Investments Commission from 1997 to 2002 as Commissioner and then Deputy Chairman and as Chairman of the Board of the Banking & Financial Services Ombudsman from 2002 to 2004.  She was an environmental and corporate partner and consultant at Allen Allen & Hemsley and worked for Davis Polk & Wardwell in New York.

Directorships of listed entities within the last three years

Australian Stock Exchange Limited since July 2003.

Other directorships

Member of the Australia Council’s Major Performing Arts Board.

Mr John M Stewart

BA, ACII, FCIB

Mr Stewart was appointed Managing Director and Group Chief Executive in February 2004 and has been an executive director since August 2003.  He is a member of the Risk Committee.

Experience

26 years in banking and finance in the United Kingdom including four years as Group Chief Executive of Woolwich PLC until its acquisition by Barclays PLC in 2000 when he was appointed Deputy Group Chief Executive of Barclays PLC.

Mr John G Thorn

FCA

Mr Thorn was appointed a non-executive director in October 2003.  He is Chairman of the Audit Committee and a member of the Remuneration Committee and the Nomination Committee.

Experience

37 years in professional services with PricewaterhouseCoopers, over 20 years as a partner responsible for significant international and Australian clients.  Australian National Managing Partner and a member of the Global Audit Management Group until 2003.

Directorships of listed entities within the last three years

Amcor Limited since December 2004, Caltex Australia Limited since June 2004 and Salmat Limited since September 2003.

Mr Geoffrey A Tomlinson

BEc

Mr Tomlinson was appointed a non-executive director in 2000.  He is Chairman of National Wealth Management Holdings Limited.  He is Chairman of the Remuneration Committee and a member of the Nomination Committee.

Experience

29 years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Directorships of listed entities within the last three years

Chairman of Funtastic Limited – director since May 2000 and Programmed Maintenance Services Limited – director since August 1999.  Deputy Chairman of Hansen Technologies Limited, director since March 2000 and director of Amcor Limited since March 1999 and Mirrabooka Investments Limited since February 1999.  Director of Reckon Limited from June 1999 to August 2004, Lako Pacific Limited from March 2000 to June 2002 and Neverfail Springwater Limited from April 1999 to September 2003.

Mr Michael J Ullmer

BSc (Maths) (Hons), FCA, FAIBF, ASA

Mr Ullmer was appointed Director, Finance and Risk in September 2004 and an executive director in October 2004.

Experience

32 years in banking and finance, including seven years with Commonwealth Bank of Australia as Group Executive, Institutional and Business Services from 2002 to 2004 and Group Executive, Financial and Risk Management from 1997 to 2002.  Formerly Partner of Coopers & Lybrand from 1992 to 1997 and 20 years with KPMG including partner from 1982 to 1992.

Mr G Malcolm Williamson

Mr Williamson was appointed a non-executive director in May 2004.  He is a member of the Nomination Committee and is Chairman of National Australia Group Europe Limited and on the boards of the Company’s main controlled entity boards in the UK.

Experience

48 years in banking and finance in the United Kingdom and the United States.  He served with Barclays PLC from 1957 to 1985, reaching the position of Regional General Manager, London.  This was followed by a period as a member of the Post Office board and Managing Director of Girobank PLC.  In 1989, he joined Standard Chartered PLC and became Group Chief Executive.  In 1998, he moved to the United States and took up the role of President and Chief Executive Officer of Visa International, which he held until 2004.

Directorships of listed entities within the last three years

Chairman, CDC Group PLC since July 2004, Chairman, Britannic Group PLC from October 2004 until September 2005, Deputy Chairman and Senior Independent Director Resolution PLC (formed from a merger of Britannic Group PLC and Resolution Life Group Limited) since September 2005, director Securicor PLC from April 2004 until May 2004 and director of Group 4 Securicor PLC (formed from a merger of Securicor PLC and Group 4 Falk) since May 2004.

Other directorships

Director of JP Morgan Cazenove Holdings since April 2005.

Secretaries of the Company

Details of company secretaries of the Company in office at the date of this report, and each company secretary’s qualifications and experience are below:

Mr Garry F Nolan

MBus, FCIS, FAIBF, FAICD, ASIA, CFTP (Snr)

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

Mr Brendan T Case

BEc, GDip App Fin, Dip Fin Plan, CPA, ACIS, ASIA

Joined the Group in 1997 and has held the position of Associate Company Secretary since 2003.  He is Head of the Risk Committee and the Audit Committee Secretariat.  He has senior management experience in corporate finance, corporate governance and financial planning.

Board changes

Mr Michael A Chaney was appointed to the Board as a non-executive director on December 6, 2004 and was appointed Chairman in September 2005.  The Company has announced that Mrs Patricia A Cross and Mr Thomas (Kerry) McDonald would be appointed as non-executive directors on December 1, 2005.  Mr Graham J Kraehe resigned as Chairman and non-executive director on September 27, 2005.

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

The Company has executed deeds of indemnity in terms of Article 21 in favour of each non-executive director of the Company and certain non-executive directors of related bodies corporate of the Company.

The Company has, under deeds of settlement and release, agreed to release a former officer, Mr Peter B Scott, and agreed to release and indemnify an officer, Mr Graeme D Willis (who will cease employment with the Company on February 15, 2006), in respect of all actions, claims and costs which the Company has or may otherwise have arising out of their respective employment or termination of employment.

For more detailed summaries of the deeds of settlement and release, refer to pages 271 to 274.

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

Review of operations and Group results

A review of the operations of the Group, and the results of those operations, is contained in the financial review on pages 19 to 22 of the annual financial report. These sections are incorporated by reference into and form part of this report of the directors.

Dividends

The directors have declared a final dividend of 83 cents per fully paid ordinary share, 80% franked, payable on December 19, 2005.  The proposed payment amounts to approximately $1,304 million.

Dividends paid since the end of the previous financial year:

•      the final dividend for the year ended September 30, 2004 of 83 cents per fully paid ordinary share, fully franked, paid on December 8, 2004.  The payment amount was $1,289 million; and

•      the interim dividend for the year ended September 30, 2005 of 83 cents per fully paid ordinary share, 80% franked, paid on July 13, 2005.  The payment amount was $1,297 million.

Information on the dividends paid and declared to date is contained in note 7 in the financial report.

The franked portion of these dividends carries imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.  For non-resident shareholders of the Company for Australian taxation purposes, the unfranked portion of the dividend will be paid from the Company’s foreign dividend account.  Accordingly, for non-resident shareholders the unfranked portion of the dividend will not be subject to Australian withholding tax.

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

Significant changes in the state of affairs

Sale of Northern Bank Limited and National Irish Bank Limited

The sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks) to Danske Bank A/S was completed on February 28, 2005, generating a profit on sale after all disposal costs, including taxation, of $1,043 million.  Under the terms of the sale agreement, the Company has certain indemnification obligations and standard warranties that survive the completion of the sale.  Transitional services are provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses.  Transitional services are provided at cost and are expected to be in place for up to 18 months from the date of sale.

Foreign currency options losses

In January 2004 the Company announced that it had identified losses relating to unauthorised trading in foreign currency options.  The Company recognised the total losses of $360 million before tax during the year ended September 30, 2004.

In March 2004, the Australian Prudential Regulatory Authority (APRA) conducted a review of the Company’s market trading activities.  The review identified remedial actions required by the Company, and further requirements were imposed as follows:

•      the Company would remain under close supervision by APRA until these actions were implemented;

•      the Company’s internal target total capital adequacy was to rise to 10%;

•      the Company’s approval to use an internal model to determine market risk capital was withdrawn; and

•      the Company’s currency options desk was to remain closed to corporate business and proprietary trading until substantial progress had been made to redress the issues raised by APRA in its report.

Significant progress has been made in addressing deficiencies in market risk systems, governance processes and organisational culture in accordance with the remedial actions specified by APRA.  A key outcome was the re-opening in May 2005 of the foreign currency options trading desk.  The Company is also progressing with remedial action leading to its internal model re-accreditation and reduction in capital adequacy levels.

Detailed resources are deployed on all of these initiatives and the Company anticipates that all APRA requirements will be completed in 2006.

Claim for compensation for foreign currency options trading losses

In September 2005, the Company issued letters of demand claiming compensation exceeding $539 million against ICAP plc and another broker in relation to the foreign currency options trading losses announced in January 2004.

The Company is seeking compensation for losses including foreign currency trading losses, additional capital expenses and loss of profit as a result of the disruption to foreign currency options trading services.  The Company has also indicated its intention to seek exemplary damages against ICAP plc in any proceedings brought against that firm.

The Company has conducted a detailed forensic investigation over the course of more than a year in preparing its claims, and has also had regard to evidence gained during inquiries by APRA and Pricewaterhouse-Coopers.

The Company is confident it has a strong case to seek compensation from the parties involved in the foreign currency options trading losses.  While the Company would prefer to resolve its claims against those parties by negotiation, it may be necessary for it to bring legal proceedings against them to enforce its rights.

Enforceable undertaking

On October 20, 2004, the Company announced that it provided ASIC with an enforceable undertaking relating to the foreign currency options trading losses that occurred in January 2004.  Under the enforceable undertaking, the Company was obliged to review key systems and controls across businesses which operate under the primary Australian Financial Services Licence (AFSL) applicable to the Group’s Australian banking business.

In summary, the undertaking covered three main areas requiring reports on how the Group:

•      identifies, records and informs ASIC of any breaches of the relevant AFSL;

•      ensures that there are appropriate procedures relating to the role of responsible officers of the Group; and

•      ensures that there are appropriate procedures relating to the role of representatives of the Group.

The reports have been submitted by the Company and audited by the Company’s external auditors under the agreed terms of the enforceable undertaking with ASIC.  The remedial actions noted by the external auditor will be completed in 2006.

In addition to the significant changes above, the following general developments occurred during the year:

•      a program of work was undertaken to transform the Australia regional business.  The re-alignment of the organisational structure was completed by March 2005, with Australian Banking and Wealth Management moving into a single, regional business centred around customers, products and services;

•      there were 23 financial solutions centres opened in the South East of England during the year, with progress made to roll out the financial solutions concept into the markets in the north of England and Scotland.  This is a two-year program to update all business banking centres and third party distribution; and

•      a detailed review of the operating model for Institutional Markets & Services was undertaken during the year with consolidation of the Asian operations, including establishing a business hub in Hong Kong and the exit of activities in Seoul, Singapore, Tokyo and Malaysia.  The non-core business operations were also exited in the Americas.

Events subsequent to balance date

The Group announced in November 2005 that it was undertaking a process to seek expressions of interest for its wholly owned fleet leasing and management business, Custom Fleet, which is a leading player in the vehicle fleet management and leasing industries in Australia and New Zealand.  No firm decision has been made to sell the business and any decision will be made after conclusion of this process.

No further matter, item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future developments

In the opinion of the directors, disclosure of any further future developments would be likely to result in unreasonable prejudice to the interests of the Group.

Proceedings on behalf of the Company

There are no proceedings brought or intervened in, or applications to bring or intervene in proceedings, on behalf of the Company by a member or other person entitled to do so under section 237 of the Corporations Act 2001 (Cth).

Environmental regulation

The Group has a key role, as a global provider of financial products and services, to contribute to environmental sustainability of communities in which it operates.  The Group’s commitment to environmental sustainability is outlined in its environmental policy at www.nabgroup.com and the Group’s management of direct and indirect environmental impacts is outlined in the 2005 Corporate Social Responsibility Report.

The operations of the Group are not subject to any particular or significant environmental regulation under law of the Australian Commonwealth Government or of a state or territory, but the Group can incur environmental liabilities as a lender. The Group has developed credit policies to ensure this is managed appropriately.

Rounding of amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission (ASIC) on July 10, 1998, the Company has rounded off amounts in this report and the accompanying financial report to the nearest million dollars, except where indicated.

Remuneration report

The remuneration report is set out on pages 81 to 100 and is incorporated by reference into and forms part of the report of the directors.  Certain disclosures required by AASB 1046 “Director and Executive Disclosures by Disclosing Entities” have been made in the remuneration report.  Pages 81 to 82 and pages 90 to 100 of the remuneration report have been audited as required.

Executive performance options and performance rights

Performance options and performance rights are granted by the Group under the National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and the National Australia Bank Performance Rights Plan (performance rights plan).  The executive share option plan was approved by shareholders by special resolution in January 1997 and again at the 2002 annual general meeting.  Refer to the remuneration report for a description of the key terms and conditions of performance option and performance right plans.

All performance options that have not expired are detailed in note 38 in the financial report.  Each performance option or performance right is for one fully paid ordinary share in the Company.  The number and terms of performance options and performance rights granted by the Company during 2005 and since the end of the year over ordinary shares by the Group under the executive share option plan and the performance rights plan, and the Company’s valuation of those performance options and performance rights at grant date are shown in the table below:

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30, 2005 (No.)	Lapsed during the period (3) (No.)	Granted since October 1, 2004 (No.)	Fair value as at grant date (4)
Performance options

Dec 21, 2004	Sep 1, 2007 - Aug 31, 2009	$26.59	237,500	—	237,500	$790,875

Feb 7, 2005	Feb 7, 2008 - Feb 6, 2010	$29.93	5,492,778	460,601	5,953,379	$16,669,461

Feb 22, 2005 (5)	Feb 2, 2007 - Feb 1, 2009	$30.41	900,000	—	900,000	$1,386,000

Apr 18, 2005	Feb 7, 2008 - Feb 6, 2010	$28.90	155,000	—	155,000	$375,100

Apr 18, 2005	Feb 7, 2008 - Feb 6, 2010	$29.93	17,500	—	17,500	$49,000

Jul 8, 2005	Feb 7, 2008 - Feb 6, 2010	$30.40	220,375	—	220,375	$577,383

Jul 8, 2005	Feb 7, 2008 - Feb 6, 2010	$29.93	3,000	—	3,000	$8,400

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30, 2005 (No.)	Lapsed during the period (3) (No.)	Granted since October 1, 2004 (No.)	Fair value as at grant date (4)
Performance rights

Dec 21, 2004	Sep 1, 2007 - Aug 31, 2009	$1.00	59,450	—	59,450	$838,840

Feb 7, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	1,373,303	115,113	1,488,416	$26,047,280

Feb 22, 2005 (5)	Feb 2, 2007 - Feb 1, 2009	$1.00	210,000	—	210,000	$1,547,700

Apr 18, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	43,125	—	43,125	$710,700

Jul 8, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	55,844	—	55,844	$1,022,504

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

(4)    Fair values of performance options and performance rights are based on a numerical pricing model.  For the purposes of this table, the fair value at grant date represents the full fair value in the year of grant and has not been allocated over the expected life of the performance option or performance right.  Refer above and to note 38 in the financial report for further information.

(5)    Approval of the granting of 900,000 performance options and 210,000 performance rights was sought and obtained at the 2004 annual general meeting held on January 31, 2005.  The agreement date for these performance options and performance rights commenced on February 2, 2004 and the grant date was January 31, 2005.

Performance options and performance rights on issue and number exercised

There are currently 41,444,420 performance options and 4,634,848 performance rights which are exercisable, or may become exercisable in the future, under the respective plans.

There were 1,794,820 fully paid ordinary shares of the Company issued during the year as a result of performance options granted being exercised, for a total consideration of $43,170,463.  There were 132,260 fully paid ordinary shares of the Company issued since the end of the year as a result of performance options granted being exercised, for a total consideration of $3,356,879.  No performance rights were exercised during the relevant time.  The amount paid on issue of each of these shares is set out in note 38 in the financial report.

No person holding a performance option has or had, by virtue of the performance option, a right to participate in a share issue of any body corporate other than the Company.

Directors’ meetings

The table below shows the number of directors’ meetings held (including meetings of Board committees) and number of meetings attended by each of the directors of the Company during the year:

	Directors’ meetings of the Company						Audit Committee meetings of the Company attended by members of the Committee				Risk Committee meetings of the Company attended by members of the Committee
Directors	Scheduled meetings attended	Scheduled meetings held	Unscheduled meetings attended (1)		Unscheduled meetings held		Meetings attended		Meetings held		Meetings attended	Meetings held
MA Chaney (5)	8	8	2		2		—		—		—	—
PJB Duncan	11	11	2		2		4	(4)	4	(4)	12	12
RG Elstone (6)	11	11	2		2		—		—		12	12
A Fahour	11	11	1	(1)	2	(1)	—		—		—	—
DT Gilbert	11	11	2		2		11		12		—	—
GJ Kraehe	11	11	2		2		—		—		—	—
PJ Rizzo	11	11	2		2		12		12		12	12
JS Segal	11	11	2		2		10	(4)	10	(4)	—	—
JM Stewart	11	11	2		2		—		—		8	12
JG Thorn	11	11	2		2		12		12		—	—
GA Tomlinson	11	11	2		2		—		—		—	—
MJ Ullmer	11	11	2		2		—		—		—	—
GM Williamson	11	11	1	(1)	2	(1)	—		—		—	—

	Remuneration Committee meetings of the Company				Nomination Committee meetings of the Company		Directors’ meetings of controlled entities (2)		Additional meetings (3)
Directors	Meetings attended		Meetings held		Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended
MA Chaney	—		—		2	2	4	4	8
PJB Duncan	1	(7)	2	(7)	3	3	6	6	3
RG Elstone	—		—		3	3	7	7	8
A Fahour	—		—		—	—	6	6	8
DT Gilbert	—		—		3	3	6	6	9
GJ Kraehe	—		—		3	3	7	7	34
PJ Rizzo	—		—		3	3	6	6	7
JS Segal	7		7		3	3	6	6	13
JM Stewart	—		—		—	—	6	6	15
JG Thorn	7		7		3	3	6	6	8
GA Tomlinson	7		7		3	3	39	40	3
MJ Ullmer	—		—		—	—	6	6	28
GM Williamson	—		—		2	3	43	45	4

(1)    Where a director is unable to attend an unscheduled Board meeting called at short notice, the director is provided with a separate briefing on the matters to be considered and views of the director are obtained.

(2)    Reflects the number of meetings held during the time the director held office during the year.  Where a controlled entity holds Board meetings in a country other than the country of residence of the director, or where there may be a potential conflict of interest, the number of meetings held is the number of meetings the director was expected to attend, which may not be every board meeting held by the controlled entity during the year.

(3)    Reflects the number of additional formal meetings attended during the year by each director, including committee meetings (other than Audit, Risk, Remuneration or Nomination Committee) where any two directors are required to form a quorum.

(4)    Mr Duncan resigned as a member of the Audit Committee after the Audit Committee meeting held on December 2, 2004.  Mr Duncan attended three meetings as a member and one as a non-member.  Ms Segal was appointed a member of the Audit Committee after the Audit Committee meeting held on March 10, 2005.  Ms Segal attended five meetings as a non-member and five as a member.

(5)    Mr Chaney was appointed to the Board on December 6, 2004.

(6)    Mr Elstone was appointed to the board of National Wealth Management Holdings Limited and principal subsidiaries in July 2005 and resigned in November 2005.

(7)    Mr Duncan was appointed to the Remuneration Committee on August 18, 2005.

Directors’ and executives’ interests

The tables below show the interests of each director and executive in the issued ordinary shares and National Income Securities of the Group, and in registered schemes made available by the Group as at the date of this report.  No director or senior executive held an interest in Trust Preferred Securities, Trust Preferred Securities II or exchangeable capital units of the Company.

Directors	Fully paid ordinary shares of the Company	Performance options over fully paid ordinary shares of the Company (1)	Performance rights over fully paid ordinary shares of the Company (1)	National Income Securities	Registered schemes
MA Chaney	20,853	—	—	—	—
PA Cross	8,294	—	—	—	—
PJB Duncan (2)	11,184	—	—	—	—
RG Elstone (2)	2,913	—	—	—	—
A Fahour	302,865	160,000	40,000	—	—
DT Gilbert (2)	6,997	—	—	1,253	—
T McDonald	—	—	—	—	—
PJ Rizzo (2)	2,845	—	—	—	—
JS Segal (2)	7,729	—	—	180	—
JM Stewart	27,373	1,175,000	278,750	—	—
JG Thorn (2)	4,607	—	—	—	—
GA Tomlinson (2)	36,478	—	—	500	—
MJ Ullmer	2,863	100,000	25,000	—	—
GM Williamson	5,196	—	—	—	—

Senior executives (3)	Fully paid ordinary shares of the Company	Performance options over fully paid ordinary shares of the Company (1)	Performance rights over fully paid ordinary shares of the Company (1)	National Income Securities	Registered schemes
CA Clyne	2,852	110,000	27,500	—	—
MJ Hamar	13,403	40,000	10,000	—	—
JE Hooper	14,173	175,000	30,000	—	—
EC Hunter	10,120	139,500	19,875	—	—
IG MacDonald	6,385	796,000	74,000	—	—
LM Peacock	16,911	250,000	62,500	—	—
RE Pinney	61,466	775,000	62,500	500	—
GR Slater	8,353	112,500	19,375	—	—
PL Thodey	4,761	587,500	71,875	—	—
GD Willis	26,648	199,500	26,125	—	—

(1)    Exercise price, exercise period, expiry date and fair value of performance options and performance rights for those issued during the year are disclosed in note 51 in the financial report.

(2)    Includes shares acquired under the Non-Executive Director Share Plan operated through the National Australia Bank Staff Share Ownership Plan.

(3)    Senior executives in current employment with the Group as at September 30, 2005 where information on shareholdings is disclosed in note 51 in the financial report.

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

Past employment with external auditor

Ernst & Young has been the Company’s external auditor since January 31, 2005.  There is no person who has acted as an officer of the Group during the year who has previously been a partner at Ernst & Young when that firm conducted the Company’s audit.

Non-audit services

Fees paid or due and payable to the external auditor, Ernst & Young, for non-audit services provided by the external auditor to the Group during the year to September 30, 2005 are set out in the table below:

Group 2005
$’000
Audit-related fees (regulatory)
APRA reporting (attestation in connection with the Company’s Basel II accreditation program)	1,760
Regulatory audits/attestations for Wealth Management entities (in all regions)	420
APRA reporting (attestation relating to Prudential Standard APS 310)	385
National Custodian Services Auditing Guidance Statement (AGS) 1026 reports	287
UK regulatory audits/attestations	212
New Zealand regulatory audits/attestations	122
Other regulatory audits attestations (in all regions)	81
Asia regulatory audits/attestations	77
Audit of the Company’s Australian Financial Services Licence	36
Total audit-related fees (regulatory)	3,380
Audit-related fees (non-regulatory)
Procedures with regards to internal controls relating to the requirements of section 404 of the United States Sarbanes-Oxley Act of 2002	1,957
Assurance services relating to the content of the Company’s Basel II accreditation application to APRA	619
Agreed-upon procedures on results announcements	191
Provision of audit commentary on the Group’s proposed accounting treatment for transactions	153
Procedures with regard to the reconciliation of half-year financials under Australian GAAP to US GAAP	67
Audit of employee benefit plans	37
Other (including procedures in relation to the Group’s corporate social responsibility report)	13
Total audit-related fees (non-regulatory)	3,037
Tax fees
Tax services to expatriate employees	1,532
Provision of standard tax compliance software to Wealth Management Australia	2
Total tax fees	1,534
All other fees
Sub-lease of office space to BNZ on commercial terms	670
Attestation procedures regarding certain risk management functions as required by ASIC under the enforceable undertaking	648
Regulatory or compliance audits/attestations for Wealth Management entities (in all regions) unrelated to the audit or review of the Group’s financial statements	383
Other regulatory audits/attestations (in all regions) unrelated to the audit or review of the Group’s financial statements	32
Total all other fees	1,733
Total non-audit services fees	9,684

Fees exclude goods and services tax, value added tax or equivalent taxes.

Ernst & Young issued several comfort letters to underwriters in connection with the Company’s funding programs. The fees paid or due and payable to Ernst & Young for these services during the year to September 30, 2005 total approximately $1,361,000.  These services are classified by the Audit Committee as audit services.

Ernst & Young also provides audit and non-audit services to non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated Group superannuation or pension funds. The fees paid or due and payable to Ernst & Young for these services during the year to September 30, 2005 total approximately $1,932,000.

KPMG resigned as the Group’s external auditor effective January 31, 2005.  During the period October 1, 2004 to January 31, 2005, KPMG provided non-audit services to the Group for which KPMG was paid $807,000.

These services included regulatory audits and other reviews and assurances for reporting periods ended before, on or around September 30, 2004, and procedures in relation to the Group’s 2004 corporate social responsibility report.  The fees paid to KPMG include $297,000 for work performed by KPMG in connection with the transition to Ernst & Young as external auditor.

During the period October 1, 2004 to January 31, 2005, KPMG also provided audit and non-audit services to non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated Group superannuation or pension funds.  The fees paid to KPMG for these services total approximately $141,000.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to September 30, 2005 by Ernst & Young, and during the period October 1, 2004 to January 31, 2005 by KPMG, is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth). The directors are so satisfied because the Audit Committee has assessed each service, having regard to auditor independence requirements of applicable laws, rules and regulations, and concluded in respect of each non-audit service or type of non-audit service that the provision of that service or type of service would not impair the independence of Ernst & Young or KPMG (as the case may be).

A description of the Audit Committee’s pre-approval policies and procedures is set out on page 77. Details of the services provided by Ernst & Young and KPMG to the Group during 2005 and the fees paid or due and payable for those services are set out in note 52 in the financial report. A copy of Ernst & Young’s independence declaration is set out on the following page.

ASIC relief – Ernst & Young Australia bank accounts

In connection with Ernst & Young becoming the Group’s external auditor for the year to September 30, 2005, ASIC granted transitional relief to Ernst & Young from certain provisions of the Corporations Act 2001 (Cth).  By virtue of Order 04/1168 dated September 30, 2004, ASIC granted Ernst & Young Australia and its partners relief from sections 324CF(1) and 324CF(2) of the Corporations Act 2001 (Cth) to permit the following relationships to continue during the period October 1, 2004 to November 30, 2004:

•      a relationship that consists of one partner of Ernst & Young Australia owing an amount to the Company of more than $5,000 but less than $1,200,000 solely as a result of that partner also being a member of a certain other partnership, and where:

•      that partner is not engaged on the audit of the Company or a related body corporate of the Company, whether having actual carriage and control of the audit or not;

•      that partner is not involved in the management of the firm as a whole, does not undertake audits, and does not practise mainly in Melbourne; and

•      the indebtedness arose prior to July 31, 2004 upon ordinary commercial terms as to the rate of interest, the terms of repayment of principal and payment of interest, the security to be provided and otherwise; and

•      a relationship that consists of Ernst & Young Australia maintaining one deposit account with the Company, where such account is at no time overdrawn (other than by reason of the imposition of fees and taxes ordinarily applied to accounts of that type).

The relief was granted on the following conditions:

•       the existence of the relief and the terms of the Order must be summarised in the report of the directors of the Company for the half-year ended March 31, 2005 and the year ended September 30, 2005, and in the report of the directors of any related body corporate of the Company that is required to a lodge a financial report for either or both of those periods;

•       the Company must report to ASIC within seven days of the occurrence of any event of default and any enforcement action taken in relation to the indebtedness of the one partner of Ernst & Young Australia referred to above;

•       at intervals of not greater than two business days (and forthwith after expiry of the relief), Ernst & Young Australia must transfer the balance in the deposit account referred above to an account maintained by it with another Australian authorised deposit-taking institution; and

•      within seven days after the signing of the audit report for the Company for the year ended September 30, 2005, the directors must report to ASIC whether or not, in the Audit Committee’s opinion, the above conditions have been complied with, and Ernst & Young Australia must report to ASIC whether or not the conduct of its audit or the content of its audit report has been influenced by the relationships referred to in the Order, as described above.

Auditor’s Independence Declaration to the directors of National Australia Bank Limited

In relation to our audit of the financial report of National Australia Bank Limited (“National”) for the financial year ended September 30, 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 (the “Act”) or any applicable code of professional conduct, other than for one employee of Ernst & Young who inadvertently held an insignificant number of ordinary shares in the National whilst engaged in the audit and two instances where immaterial bank account balances belonging to unrelated third parties were held in the name of Ernst & Young which constitute contraventions of the auditor independence requirements of the Act.

In my opinion, due to the nature of these contraventions and the rectification steps which were promptly taken upon identification of these contraventions, these matters have not impaired our audit independence for the year ended September 30, 2005.

Ernst & Young

/s/ SJ Aldersley
SJ Aldersley
Partner

December 1, 2005

Directors’ signatures

This report of directors signed in accordance with a resolution of the directors:

/s/ Michael Chaney	/s/ John Stewart
Michael A Chaney	John M Stewart
Chairman	Managing Director and Group Chief Executive

December 1, 2005

Financial report

Statement of financial performance

		Group			Company
For the year ended September 30	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m

Interest income	4	20,872	18,650	17,022	15,539	13,707
Interest expense	5(b)	(13,790)	(11,459)	(9,603)	(11,337)	(9,605)
Net interest income		7,082	7,191	7,419	4,202	4,102

Premium and related revenue	4, 54	906	1,005	949	—	—
Investment revenue	4, 54	7,698	4,842	2,759	—	—
Claims expense	5(b), 54	(590)	(702)	(958)	—	—
Change in policy liabilities	5(b), 54	(5,570)	(3,368)	(1,518)	—	—
Policy acquisition and maintenance expense	5(b), 54	(739)	(723)	(713)	—	—
Investment management fees	5(b), 54	(33)	(42)	(75)	—	—
Net life insurance income		1,672	1,012	444	—	—

Other banking and financial services income	4	5,102	4,831	5,010	5,732	3,490
Movement in the excess of net market value over net assets of life insurance controlled entities	4	335	(137)	(160)	—	—
Significant revenue
Proceeds from the sale of controlled entities	4, 5(a)	2,493	—	—	—	—
Proceeds from the sale of strategic shareholdings	4, 5(a)	—	993	—	—	993

Personnel expenses	5(b)	(3,736)	(3,616)	(3,416)	(2,206)	(1,976)
Occupancy-related expenses	5(b)	(622)	(591)	(556)	(324)	(297)
General expenses	5(b)	(2,946)	(2,605)	(2,382)	(1,432)	(1,399)
Amortisation of goodwill	5(b)	(98)	(103)	(98)	—	—
Charge to provide for doubtful debts	5(b), 17	(534)	(559)	(633)	(294)	(325)
Significant expenses
Cost of controlled entities sold	5(a), (b)	(1,416)	—	—	(41)	—
Restructuring costs	5(a), (b)	(838)	—	—	(499)	—
Reversal of prior years restructuring provision	5(a), (b)	11	—	—	6	—
Foreign currency options trading (losses)/reversal	5(a), (b)	34	(360)	—	34	(360)
Cost of sale of strategic shareholdings	5(a), (b)	—	(678)	—	—	(678)
Write-down of impaired application software	5(a), (b)	—	(409)	—	—	(239)
Charge to provide for doubtful debts – revision of accounting estimate	5(a), (b)	—	(292)	—	—	(190)
Cost of foreign controlled entity sold – revision of accounting estimate	5(a), (b)	—	64	—	—	64
Profit from ordinary activities before income tax expense		6,539	4,741	5,628	5,178	3,185
Income tax expense relating to ordinary activities	6	(1,797)	(1,190)	(1,681)	(865)	(768)
Net profit		4,742	3,551	3,947	4,313	2,417
Net (profit)/loss attributable to outside equity interest – Life insurance business		(610)	(365)	16	—	—
Net profit attributable to outside equity interest - Other		—	(9)	(8)	—	—
Net profit attributable to members of the Company		4,132	3,177	3,955	4,313	2,417
Other changes in equity other than those resulting from transactions with owners as owners
Net credit to asset revaluation reserve	34	1	71	9	1	5
Net credit/(debit) to foreign currency translation reserve	34	(614)	226	(1,251)	(7)	6
Net credit to retained profits on initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	35	—	—	1,151	—	—
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(613)	297	(91)	(6)	11
Total changes in equity other than those resulting from transactions with owners as owners		3,519	3,474	3,864	4,307	2,428

Basic earnings per share (cents)	8	251.9	197.3	248.8
Diluted earnings per share (cents)	8	248.1	196.1	243.6
Dividends per ordinary share (cents)
Interim	7	83	83	80
Final	7	83	83	83

Statement of financial position

		Group		Company
As at September 30	Note	2005	2004	2005	2004
		$m	$m	$m	$m
Assets
Cash and liquid assets	9	8,430	8,080	3,334	4,189
Due from other financial institutions	10	15,477	23,494	16,158	21,615
Due from customers on acceptances	11	27,627	16,344	27,612	16,266
Trading securities	12	15,957	24,248	14,974	23,699
Trading derivatives	45	13,959	17,939	13,416	17,279
Available for sale securities	13	3,857	4,610	3,231	3,978
Investment securities	14	7,466	11,513	2,425	5,383
Investments relating to life insurance business	15	50,500	41,013	—	—
Loans and advances	16	260,053	247,836	175,783	156,035
Due from controlled entities		—	—	29,595	32,244
Shares in controlled entities, joint venture entities and other securities	19	75	158	11,017	11,432
Regulatory deposits	20	118	177	67	93
Property, plant and equipment	21	1,974	2,257	840	878
Income tax assets	22	1,530	1,367	918	876
Goodwill	23	522	632	—	—
Other assets	24	12,043	11,641	2,957	2,435
Total assets		419,588	411,309	302,327	296,402
Liabilities
Due to other financial institutions	25	36,322	43,768	32,605	40,399
Liability on acceptances	11	27,627	16,344	27,612	16,266
Trading derivatives	45	12,407	16,150	11,642	15,181
Deposits and other borrowings	26	209,079	219,028	144,842	145,696
Life insurance policy liabilities	27	42,123	36,134	—	—
Income tax liabilities	28	1,381	1,178	1,004	740
Provisions	29	1,823	1,129	1,137	629
Due to controlled entities		—	—	13,729	18,004
Bonds, notes and subordinated debt	30	39,238	32,573	38,108	31,449
Other debt issues	31	1,559	1,612	328	350
Other liabilities	32	13,749	13,627	7,220	6,600
Total liabilities		385,308	381,543	278,227	275,314
Net assets		34,280	29,766	24,100	21,088

Equity
Contributed equity	33	11,486	10,191	10,511	9,216
Reserves	34	667	1,194	45	50
Retained profits	35	15,903	14,515	13,544	11,822
Total parent entity interest		28,056	25,900	24,100	21,088
Outside equity interest – Life insurance business	36	6,224	3,866	—	—
Total equity	37	34,280	29,766	24,100	21,088

Statement of cash flows

		Group			Company
For the year ended September 30	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		20,588	18,594	17,372	15,216	12,578
Interest paid		(13,605)	(11,136)	(10,115)	(10,989)	(8,272)
Dividends received		2	23	39	2,930	974
Fees and other income received		5,271	5,068	3,026	3,411	3,020
Life insurance
Premiums received		7,594	7,467	6,546	—	—
Investment and other revenue received		1,853	1,339	1,857	—	—
Policy payments		(6,837)	(6,694)	(5,778)	—	—
Other life insurance payments		(350)	(641)	(476)	—	—
Personnel expenses paid		(3,544)	(3,521)	(3,327)	(2,021)	(1,908)
Occupancy-related expenses paid		(545)	(521)	(489)	(301)	(243)
General expenses paid		(3,225)	(3,048)	(2,959)	(1,408)	(1,481)
Income tax paid		(1,416)	(1,567)	(1,830)	(1,008)	(987)
Goods and services tax (paid)/received		(33)	(30)	(52)	6	(8)
Net decrease/(increase) in trading securities		8,161	(449)	(4,345)	8,611	(725)
Net decrease/(increase) in mortgage loans held for sale		38	(22)	50	—	—
Net cash provided by/(used in) operating activities	42(a)	13,952	4,862	(481)	14,447	2,948
Cash flows from investing activities
Movement in available for sale securities
Purchases		(4,465)	(5,727)	(15,052)	(3,815)	(5,098)
Proceeds from sale		1,384	2,002	3	784	2,001
Proceeds on maturity		3,560	5,399	13,500	3,555	5,394
Movement in investment securities
Purchases		(27,155)	(15,032)	(15,449)	(24,199)	(11,724)
Proceeds on maturity		30,184	12,373	18,578	26,568	10,060
Movements in life insurance business investments and policy liabilities
Purchases		(13,292)	(5,166)	(6,837)	—	—
Proceeds from disposal		10,026	3,483	3,187	—	—
Net increase in loans and advances		(31,614)	(20,657)	(28,402)	(22,924)	(13,690)
Net increase in amounts due from controlled entities		—	—	—	(3,115)	(2,007)
Movement in shares in controlled entities, joint venture entities and other securities
Purchases		(18)	(33)	(254)	(74)	(521)
Proceeds from disposal		106	642	682	526	661
Payments for acquisition of controlled entities	42(e)	—	—	(83)	—	—
Proceeds from sale of controlled entities	42(f)	2,495	110	2,671	—	—
Transaction costs of disposal of controlled entities sold	42(f)	(177)	—	—	(41)	—
Payments for property, plant and equipment		(552)	(660)	(534)	(277)	(244)
Proceeds from sale of strategic shareholdings		—	993	—	—	993
Proceeds from sale of property, plant and equipment (net of costs)		173	157	166	73	53
Decrease/(increase) in regulatory deposits		6	47	(113)	20	(3)
Net decrease/(increase) in other assets		(554)	(1,507)	2,791	315	(1,191)
Net cash used in investing activities		(29,893)	(23,576)	(25,146)	(22,604)	(15,316)
Cash flows from financing activities
Net increase in deposits and other borrowings		7,951	18,377	11,727	1,359	12,219
Proceeds from bonds, notes and subordinated debt (net of costs)		13,837	14,059	10,136	13,683	13,660
Repayments of bonds, notes and subordinated debt		(5,768)	(5,473)	(7,017)	(5,623)	(5,473)
Payments from provisions		(496)	(270)	(340)	(253)	(233)
Proceeds from issue of ordinary shares (net of costs)		45	739	216	45	739
Net proceeds from issue of Trust Preferred Securities		—	—	975	—	—
Net proceeds from issue of Trust Preferred Securities II		1,014	—	—	1,014	—
Payments made under on-market buy-back of ordinary shares		—	(162)	(1,565)	—	(162)
Payments made on buy-back of preference shares		—	(582)	—	—	(582)
Dividends and distributions paid		(2,453)	(1,976)	(2,255)	(2,385)	(1,921)
Net increase/(decrease) in other liabilities		1,041	(978)	(204)	1,199	(498)
Net cash provided by financing activities		15,171	23,734	11,673	9,039	17,749
Net increase/(decrease) in cash and cash equivalents		(770)	5,020	(13,954)	882	5,381
Cash and cash equivalents at beginning of year		(12,194)	(17,602)	(7,508)	(14,595)	(20,386)
Effects of exchange rate changes on balance of cash held in foreign currencies		532	396	3,889	600	410
Cash and cash equivalents of controlled entities acquired	42(e)	—	—	8	—	—
Cash and cash equivalents of controlled entities sold	42(f)	17	(8)	(37)	—	—
Cash and cash equivalents at end of year	42(b)	(12,415)	(12,194)	(17,602)	(13,113)	(14,595)

Notes to the financial statements

1 Principal accounting policies

This financial report is a general purpose financial report which is prepared in accordance with the requirements of the Banking Act 1959 (Cth), Corporations Act 2001 (Cth), Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board (AASB).

The financial report also includes disclosures required by the United States SEC in respect of foreign registrants.  Other prescribed SEC disclosures, which are not required to be included in the financial report, are presented elsewhere in this annual financial report.  Certain key terms used in this financial report are defined in the glossary on page 285.

The preparation of the financial report requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and the disclosed amount of contingent liabilities.  Assumptions made at each balance date are based on best estimates at that date.  Although the Group has internal control systems in place to ensure that estimates can be reliably measured, actual amounts may differ from those estimates.  It is not anticipated that such differences would be material.

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

(d)   Reclassifications

During the year, the Group introduced a revised common chart of general ledger accounts across its business operations and subsidiaries globally.  In preparation for the introduction of this global chart of accounts, an extensive and detailed Group-wide review of general ledger account classification was undertaken.  As a result, changes were made to the classification between certain categories in the Group’s consolidated statement of financial position and consolidated statement of financial performance to more appropriately reflect the nature of specific items, as follows:

•      transfer of certain loans within ‘loans and advances’ from ‘overdrafts’ to ‘other term lending’ totalling $5,346 million at September 30, 2004;

•      transfer of certain loans within ‘loans and advances’ from ‘overdrafts’ to ‘market rate advances’ totalling $450 million at September 30, 2004;

•      transfer of certain exposures from ‘on-demand and short-term deposits’ within ‘deposits and other borrowings’ to ‘due to other financial institutions’ totalling $2,663 million at September 30, 2004;

•      transfer of certain exposures within ‘deposits and other borrowings’ from ‘on-demand and short-term deposits’ to ‘securities sold under agreements to repurchase’ totalling $694 million at September 30, 2004;

•      transfer of certain exposures from ‘due to other financial institutions’ to ‘on-demand and short-term deposits’ within ‘deposits and other borrowings’ totalling $939 million at September 30, 2004;

•      reclassification of certain fee income revenue from ‘fees and commissions’ to ‘fleet management fees’ totalling $23 million for the year ended September 30, 2004; and

•      reclassification of certain occupancy-related expenses from ‘maintenance and repairs’ to ‘operating lease rental expense’ totalling $20 million for the year ended September 30, 2004.

Corresponding reclassifications have also been made to cash flow classifications and 2003 comparatives.

(e)   Comparative amounts

Comparative amounts have been reclassified to accord with changes in presentation made in 2005, except where otherwise stated.

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

Investments in joint venture entities are carried at the lower of the equity accounted amount or recoverable amount.  The Group’s share of the joint venture entities’ net profit or loss is recognised in the profit and loss account from the date joint control commenced until the date joint control ceases.  Other movements in reserves are recognised directly in consolidated reserves.

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

(p)   Loans and advances

Loans and advances include overdrafts, credit card lending, market rate advances, bill financing, housing loans, lease finance, other term lending and redeemable preference share finance.  They are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for provision for doubtful debts and unearned income.  Unearned income represents interest not yet earned on the Group’s consumer instalment lending and leasing, and is calculated on an actuarial basis.  Interest is recognised as revenue when interest is earned.

(i)    Bad and doubtful debts

Provision for doubtful debts provides for losses inherent in loans and off-balance sheet credit extensions such as letters of credit, guarantees and undrawn commitments to extend credit.

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

In respect of non-retail lending, the amount of the general provision is determined by multiplying the customer’s probability of default by the loss given default.  The probability of default is determined by the Group’s internal customer rating system.  Internal ratings are assigned at the customer level.  This system utilises objective, verifiable external data, such as external credit ratings and is supplemented with an assessment of economic and industry outlooks, conducted by the Group’s discrete specialist economics unit.  The loss given default is the amount of an individual loan at risk having regard to the level of collateral held against that facility.  The level of collateral held is determined on a loan-by-loan basis, based on the Group’s assessment of the loan security’s value at the time of loan application and any subsequent valuations.

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

Accruing portfolio facilities past due 90 to 180 days are those assets (including credit card loans) which continue to accrue interest to 180 days.  A general provision is raised against accruing portfolio loans.

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

The costs of developing, acquiring and enhancing internal-use software are capitalised on a component or module basis and amortised over the estimated useful life of the software, which ranges from three to five years.  Prior to October 1, 2004, the estimated useful life of application software ranged from three to 10 years

With the exception of land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group.  For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings – 3.3%; leasehold improvements – up to 10%; furniture, fixtures and fittings and other equipment – from 10% to 20%; personal computers and related application software – 33.3%; and other data processing equipment and related application software – from 20% (10% prior to October 1, 2004) to 33.3%.

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

(x)   Life insurance policy liabilities

Policy liabilities in the Group’s statement of financial position and the change in policy liabilities disclosed as an expense have been calculated using the Margin on Services (MoS) methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.03 “Valuation of Policy Liabilities” (refer to note 1(ll)).

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

(v)     Dividends

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

The net revenue or expense on derivatives used to manage interest rate exposures is recorded in net interest income on an accruals basis. If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred within ‘other assets’ or ‘other liabilities’ and amortised to ‘net interest income’ over the remaining period originally covered by the terminated contract.  If the underlying interest rate exposure position ceases to exist, any deferred gain or loss is recognised immediately in revenue.

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

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the profit and loss account (refer to note 1(kk)).

(ee)   Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(ff)    Securitisation

Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a securitisation vehicle. Once sold, these loan assets are bankruptcy remote from the Group and the investors have no recourse to the Group’s assets.  The Group determines if this vehicle is a controlled entity and if so the principles of consolidation outlined in note 1(f) are applied.

Interest rate swaps and liquidity facilities are provided to the vehicle by the Group on an arm’s length basis, in accordance with APRA guidelines.  The Group provides management services to the vehicle and receives arm’s length fee income for services provided.  Fee income is recognised on an accruals basis in the reporting period it is earned.

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

(gg)  Interest income

Interest income is reflected in the profit and loss account when earned on an accruals basis (refer also to note 1(n), (p)(iii) and (p)(iv)).

(hh)  Dividend income

Dividend income is recorded in the profit and loss account on an accruals basis when the Group obtains control of the right to receive the dividend.

(ii)    Loan-related fees and costs

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

(jj)    Trading income

Trading income is brought to account when earned based on changes in net fair value of financial instruments and recorded from trade date.  Further information is included in note 1(g) foreign currency translation, 1(k) trading securities and 1(bb) derivative financial instruments held or issued for trading purposes.

(kk)  Fees and commissions

Fees and commissions that relate to specific transactions or events are recognised as revenue in the period that the services are provided.  When they are charged for services provided over a period, they are recognised as revenue on an accruals basis.

(ll)    Life insurance business revenue and expenses

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Lifetime Company Limited, MLC (Hong Kong) Limited, MLC Limited, BNZ Life Insurance Limited and PT MLC Life Indonesia.

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

Consistent with the principle of deferring unearned profit is the requirement to defer expenditure associated with the deferred profit. MoS permits costs associated with the acquisition of policies to be charged to the profit and loss account over the period that the policy will generate profits. However, costs may only be deferred to the extent that a policy is expected to be profitable (refer to note 1(ll)(vii)).

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

(mm)       Superannuation

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

(nn)  Equity-based compensation

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

(oo)      Income tax

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

The life insurance business shareholders’ funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies, less deductible expenses.  From July 1, 2000 (the date that the current life company tax regime commenced), there was a transitional provision that allowed a one-third exemption from assessable income of fee income derived from policies in force as at July 1, 2000.  This transitional treatment ceased on June 30, 2005.

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

(pp)   Goods and services tax

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

(qq)   Overseas classification

Amounts booked in branches and controlled entities outside Australia are classified as overseas.

(rr)   Earnings per share

Basic earnings per share (EPS) is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•      costs of servicing equity (other than dividends) and preference share dividends;

•      the after-tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•      other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive ordinary shares, adjusted for any bonus element.

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

The Group is required to adopt these standards for the financial year commencing October 1, 2005 and they will be first reflected in the Group’s financial statements for the half year ending March 31, 2006.  Comparative financial information prepared in compliance with AIFRS is required for the financial year commencing October 1, 2004.  Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 4 “Insurance Contracts” (AASB 4).

A program board is monitoring the Group’s AIFRS implementation.  Dedicated work streams evaluated the impact of specific accounting standards and managed the necessary changes to processes and systems. These changes are now substantially complete.  AIFRS financial information has been collected during the financial year ended September 30, 2005.

AIFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s reported financial performance.  The adoption of these standards has a material effect on the Group’s reported financial position; however, the underlying economics of the business will not change.

Two types of adjustments arise from the transition to AIFRS:

•      those concerning recognition and measurement of items in the financial statements; and

•      those concerning presentation and disclosure of items in the financial statements.

Recognition and measurement adjustments that arise as a result of the transition process are recognised in either retained earnings or an appropriate equity reserve at the date of transition.  They will affect reported profit or equity for periods after that date.

Presentation and disclosure adjustments do not impact total equity or retained earnings, other than a reclassification of outside equity interests from equity to liabilities.

The transition to AIFRS changes a number of the Group’s accounting policies.  Based on AIFRS as currently issued, the areas of most significant impact and the transitional adjustments arising from application of AIFRS are summarised below.  These adjustments are the Group’s best estimates at reporting date and are subject to change.

There are future changes expected to AIFRS that the Group will need to address, including Phase II of the IASB’s insurance project.  The Group continues to monitor these and other developments, including emerging industry practice, additional guidance relating to application of AIFRS and interpretations subject to international debate.  These developments may require future changes to Group accounting policy.  These changes may be reflected in the Group’s March 31, 2006 half year financial report, or a later financial report as appropriate.

The quantified impacts of the application of relevant AIFRS on total equity and profit as discussed below have been presented in tables at the end of this note. All adjustments have been presented on a pre-tax basis. Issues arising from AIFRS standards applicable from October 1, 2004 have been segregated from those arising from standards applicable from October 1, 2005.

Transitional adjustments as at October 1, 2004

(a) Defined benefit pension plans

AIFRS requires defined benefit pension and superannuation plan surpluses and deficits to be recognised on the balance sheet.  Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

The transitional adjustments in accordance with AASB 119 “Employee Benefits” (AASB 119), for each of the Group’s material pension and superannuation plans have been, in the case of Australia and New Zealand, calculated based upon a roll forward of the last triennial actuarial valuations performed between 2002 and 2003.  For the European funds (including those relating to the Irish Banks), the transitional adjustments have been based upon triennial actuarial valuations undertaken as at September 30, 2004.

The Group has recognised a defined benefit pension liability at October 1, 2004 of $1,280 million relating to the Group’s European pension plans.  A defined benefit pension asset of $130 million has been recognised relating to the Group’s New Zealand and Australian pension plans.  Additionally, the net prepaid pension cost asset recognised under Australian GAAP of $578 million, predominantly in respect of the Yorkshire Bank and Bank of New Zealand pension and superannuation plans, is derecognised upon transition to AIFRS at October 1, 2004.

The net decrease in retained earnings at October 1, 2004 is $1,728 million.  The value of the net defined benefit pension liability for financial reporting purposes does not impact the assessment of funding requirements for the plans.

AASB 119 was amended in December 2004 to permit the application of three options for the recognition of ongoing actuarial gains and losses related to defined benefit pension and superannuation plans.  In respect of ongoing actuarial gains and losses, the standard now permits: full and immediate recognition through the income statement; deferred recognition through the income statement (corridor approach); or full and immediate recognition directly through retained earnings.

The Group has determined that it will recognise full actuarial gains and losses directly in retained earnings.  While the choice of option will impact the income statement subsequent to transition, it does not impact the calculation of the transitional adjustment.  The amendment does not impact other components of pension expense, which will continue to be recognised in the income statement.

For the AIFRS comparative year ended September 30, 2005, the expense calculated in accordance with AASB 119 was $36 million less than had been recorded under Australian GAAP.

Additionally, there was an actuarial loss of $68 million, resulting in a decrease in retained earnings and an increase in the net accounting deficit recognised in respect of defined benefit pension plans.

The Irish Banks were sold on February 28, 2005.  The net profit on sale of the Irish Banks reported as a significant item under Australian GAAP in the year ended September 30, 2005 was $1,043 million.  For the AIFRS comparative year ended September 30, 2005, the net profit on sale of the Irish Banks was $1,313 million, an increase of $270 million.  The increase is largely due to the impact of recognising the defined benefit pension liabilities in respect of the Irish Banks at October 1, 2004.

(b)  Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements will no longer be recognised in the Group’s income statement.

Broadly, EMVONA represents:

•    acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•    increases in the value of goodwill of the controlled entities since acquisition; and

•    the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS. Under AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), EMVONA will be partially replaced by acquired goodwill of $4,094 million and other items, including intangible assets relating to past acquisitions, of $73 million.  The net decrease in retained earnings at October 1, 2004 is $738 million.

Under AASB 1, the goodwill recognised does not include any notional amortisation from the date of acquisition until AIFRS transition. On an ongoing basis the goodwill will be subject to an annual impairment test.  The other intangible assets recognised (management agreements), will be amortised over a period equivalent to their useful life and will be reviewed for any indication of impairment at each reporting date.

During the AIFRS comparative year ended September 30, 2005, revaluation uplift in EMVONA of $335 million was recognised under Australian GAAP.  This amount has been reversed in the AIFRS comparative income statement.  Additionally, $47 million relating to foreign exchange movements arising upon consolidation of Wealth Management’s life insurance foreign subsidiaries has been reversed to the foreign currency translation reserve.

(c) Consolidation of special purpose entities

As at October 1, 2004, the AIFRS consolidation rules require the Group to consolidate all securitisation special purpose entities that were not previously consolidated under Australian GAAP.  The consolidation rules impact both existing and new securitisation arrangements involving the Group’s assets and those of its customers.  Special purpose entities require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

The opening adjustment as at October 1, 2004 is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity.  During the AIFRS comparative year ended September 30, 2005, the impact on profit before tax arising from the consolidation of these entities is immaterial.

As a consequence of the impact of AIFRS, during the year ended September 30, 2005 the Group commenced making structural changes to special purpose entities involved in certain securitisation programs.  For AIFRS reporting purposes, these changes allowed deconsolidation of one of the entities as at April 1, 2005.  Two more entities were deconsolidated as at October 1, 2005.

(d) Taxation

AASB 112 “Income Taxes” (AASB 112) requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base.  This method identifies a broader range of differences than those that arise currently under Australian GAAP.

At October 1, 2004, the application of AASB 112 resulted in adjustments including an increase in deferred tax assets of $423 million and a decrease in deferred tax liabilities of $99 million.  These adjustments have increased retained earnings by $560 million and decreased the asset revaluation reserve by $38 million.  These adjustments arise mainly from the tax impacts of the AIFRS transitional adjustments arising as at October 1, 2004.

During the AIFRS comparative year ended September 30, 2005, the income tax expense was $6 million less than that recognised under Australian GAAP.

(e) Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued.  The fair value of performance options and performance rights is calculated using an appropriate valuation technique, based upon an arm’s length transaction between knowledgeable, willing parties.  The fair value of shares issued under the staff share schemes is determined by reference to the market price.

The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  The fair value of shares issued under the staff share schemes will be recognised as an expense when issued.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002.  The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options and performance rights granted from November 7, 2002 that remain unvested at January 1, 2005.  The opening transitional adjustment as at October 1, 2004 is an increase in the executive share option reserve of $34 million, with a corresponding decrease in retained earnings.

For the AIFRS comparative year ended September 30, 2005, the expense for share-based payments is $66 million, representing:

•    $21 million expense in respect of shares issued under the staff share schemes, with a corresponding increase in contributed equity; and

•    $45 million expense in respect of performance options and performance rights vesting through the financial year, with a corresponding increase in the executive share option reserve.

(f) Goodwill, intangible assets and impairment

Upon transition to AIFRS, goodwill will no longer be amortised.  Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that its carrying amount does not exceed its recoverable amount.  If an impairment loss is identified, it will be recognised immediately in the income statement.  No impairment of goodwill was identified at October 1, 2004.

During the AIFRS comparative year ended September 30, 2005, goodwill amortisation of $98 million was recognised under Australian GAAP.  This amount has been reversed in the AIFRS comparative income statement.  No impairment of goodwill was identified for the AIFRS comparative year.

Intangible assets other than goodwill will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives.

(g) Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004, resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR.  The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arose after October 1, 2004.  The impact on the FCTR of the sale of the Irish Banks on February 28, 2005 was immaterial.

(h) Wealth Management investment business – revenue and expense recognition

Under Australian GAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, are deferred and subsequently recognised in the income statement over the average life of the contracts.  Under AIFRS, initial commission revenue will be recognised at the inception of the contract.  Similarly, costs will be recognised and expensed as they are incurred.

The AIFRS adjustment as at October 1, 2004 is in respect of contracts issued by entities other than life insurance entities and represents a write-off of the cumulative deferred acquisition costs asset of $100 million to retained earnings.

During the AIFRS comparative year ended September 30, 2005, the increase in the deferred acquisition costs asset recognised under Australian GAAP of $12 million has been reversed in the AIFRS comparative income statement.

(i) Treasury shares

Under Australian GAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds are recognised within investments relating to life insurance business in the balance sheet at market value.  On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital.  The opening adjustment at October 1, 2004 is:

•    a decrease of $551 million in investments relating to life insurance business, being the market value of the investments;

•    a decrease of $645 million in contributed equity, being the cost of the investments; and

•    an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

During the AIFRS comparative year ended September 30, 2005, realised and unrealised gains and losses and dividend income totalling $167 million relating to treasury shares were recognised in the income statement under Australian GAAP.  For the purposes of the AIFRS comparative income statement, these amounts are reversed. The required adjustments are:

•    a decrease of $164 million in investments relating to life insurance business;

•    a decrease of $7 million in contributed equity;

•    a decrease of $167 million in profit before tax; and

•    an increase of $10 million in retained earnings, being dividend income earned during the year less realised losses.

At the consolidated Group level, these adjustments remove the treasury share asset from the balance sheet along with any corresponding income statement movement.  However, the corresponding insurance contract liabilities and related income statement movement in the value of those liabilities, remain upon consolidation.  This accounting mismatch results in the movements in treasury share assets impacting net profit.

(j) Asset revaluation reserve

Under Australian GAAP, the Group carries all land and buildings at fair value.  Valuation increments and decrements are offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve.  In contrast, AASB 116 “Property, Plant and Equipment” requires that valuation increments and decrements are accounted for on an asset-by-asset basis.

Upon transition to AIFRS, the Group will continue to carry all land and buildings at fair value.  The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset-by-asset basis.  At October 1, 2004, the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

During the AIFRS comparative year ended September 30, 2005, $51 million has been transferred from the asset revaluation reserve to retained earnings. The majority of this amount reflects the additional revaluation amounts recognised at October 1, 2004 in respect of the Irish Banks, which are released to retained earnings upon sale of the Irish Banks on February 28, 2005.

Transitional adjustments as at October 1, 2005

The following transitional adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005.

(k) Recognition of derivative financial instruments and hedging

Under AIFRS, the Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument will be recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve.  This amount will then be transferred to the income statement at the time the hedged item affects the income statement.  Hedge ineffectiveness is recognised in the income statement immediately.

It should be noted that the underlying economics and risks of the Group will not change.  The change in hedge accounting requirements affects only the manner by which the Group will account for the way it mitigates its interest rate, foreign currency and credit risk.  Under AIFRS, the Group will use a combination of approaches with a predominance of cash flow hedge accounting to minimise income statement volatility attributable to the fair value movements of derivatives.  As a consequence, this will create volatility in the balance of the cash flow hedge reserve within equity.

All hedging arrangements are subject to rigorous effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement.  This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management activities, the treatment of trading derivatives is not expected to be affected by hedge accounting.  In certain circumstances, derivatives currently accounted for within a hedging relationship under Australian GAAP have been reclassified to trading derivatives upon transition to AIFRS.

In some situations, the Group will either be unable to achieve hedge accounting or it will not be the most appropriate approach.  Where this is the case, the Group will in certain circumstances seek to minimise the impact of the fair value measurement requirements by designating both the item that is subject to an economic hedge and the accompanying derivative instrument as at “fair value through profit and loss”.  Both the underlying item and the derivative instrument are recognised at fair value in the balance sheet and movements in fair values are recognised immediately in the income statement.  The effect of this is to reflect the economic substance of the transaction and reduce income statement volatility.

At October 1, 2005, the Group will recognise the following adjustments attributable to derivative financial instruments and hedging:

•    initial recognition of non-hedging derivatives at fair value will increase assets by $299 million and increase liabilities by $575 million.  The corresponding decrease in retained earnings is $276 million;

•    initial recognition of derivatives designated within a fair value hedge relationship will increase assets by $315 million and increase liabilities by $3 million.  The corresponding increase in retained earnings is $312 million;

•    where the Group has designated a financial asset or liability within a fair value hedge, an adjustment is required to remeasure those assets or liabilities at fair value.  A decrease in assets of $118 million and an increase in liabilities of $235 million arise.  The corresponding decrease in retained earnings is $353 million;

•    initial recognition of derivatives designated within a cash flow hedge relationship will decrease assets by $40 million and decrease liabilities by $28 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million; and

•    where the Group has designated a financial asset or liability as at “fair value through profit and loss”, an adjustment is required to remeasure those assets or liabilities at fair value.  An increase in assets of $364 million and an increase in liabilities of $29 million arise.  The corresponding increase in retained earnings is $335 million.

(l) Loan loss provisioning

Under AIFRS, the Group will recognise loan impairment (currently referred to as provision for doubtful debts) when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it.  Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

Significant loans are individually assessed for impairment.  Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles.  Objective evidence of impairment will be based on historical experience for such portfolios, adjusted to reflect the effects of current conditions at each balance date.

The transitional adjustment at October 1, 2005 is a decrease in the total provision for doubtful debts of approximately $350 million with a corresponding increase in retained earnings.

This adjustment may be subject to change given ongoing developments in industry interpretation and practice relating to loan loss provisioning under AIFRS.

(m) Revenue recognition – effective yield

Under Australian GAAP, loan origination and other fee revenue is either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.  Under AIFRS, a greater volume of fees will be deferred and amortised over the expected life of the respective loans.  Revenue that is deferred must be amortised on an effective interest rate basis.  AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At October 1, 2005, assets will decrease by $373 million to re-recognise fee revenue and costs previously recorded in the income statement. The corresponding entry is a decrease to retained earnings.

(n) Valuation of financial instruments using bid and offer prices

AASB 139 requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Currently, all financial instruments of the Group measured at fair value and transacted in an active market are valued at the mid price.  Under AASB 139 it is acceptable to continue to use the mid price where there is an offsetting market risk position.  Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At October 1, 2005, the Group will adjust the carrying value of financial assets and liabilities to value them on a bid or offer basis where required under AIFRS.  This results in the recognition of a liability of $16 million with a corresponding decrease in retained earnings.

(o) Classification of hybrid financial instruments

AIFRS requires the debt and equity elements of hybrid financial instruments to be separately recognised and accounted for.  The Group has on issue exchangeable capital units currently classified as a liability.  Based upon current interpretation a net adjustment has been made to the remaining liability to reflect the impact of both the initial discount and subsequent accretion from the date of issuance up to October 1, 2005.

In addition, recent IASB discussions relating to an International Financial Reporting Interpretations Committee interpretation, may change the accounting treatment of both the exchangeable capital units and Trust Preferred Securities the Group has on issue.  This may lead to the recognition of certain embedded derivatives not currently accounted for.  The Group is monitoring these discussions and industry interpretations to assess the potential impact.

(p) Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet.  Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At October 1, 2005, this will result in the Group re-recognising $60 million of customer-related financial liabilities on the balance sheet with a corresponding decrease in retained earnings.

(q) Insurance contracts – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments.

For non-insurance contracts which will be accounted for as financial instruments, acquisition costs are currently deferred and subsequently recognised in the income statement under Australian GAAP.  In contrast, under AIFRS costs will be recognised and expensed as they are incurred.

The AIFRS adjustment as at October 1, 2005 represents a write-off of the cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $384 million to retained earnings.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach.  On transition to AIFRS, the actuarial calculation of policyholder liabilities will be based on discount rates different to that currently used under Australian GAAP.  At October 1, 2005, this will decrease policyholder liabilities by $17 million with a corresponding increase in retained earnings.

(r) Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies will no longer be defined as equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities. As at October 1, 2005, this will result in an increase in liabilities and a corresponding decrease in equity of $6,224 million.

(s) Taxation

The tax impacts of the transitional adjustments arising as at October 1, 2005 include an increase in deferred tax assets of $176 million and an increase in deferred tax liabilities of $155 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $3 million and an increase in retained earnings of $18 million.

(t) Embedded derivatives

At this point no material impact on equity has arisen from the identification of embedded derivatives.  The Group’s analysis is not yet complete.

Format of financial statements

In addition to the transitional adjustments detailed above, which will impact the measurement and recognition of certain items, the adoption of AIFRS will introduce a number of changes to the format of the income statement, balance sheet and other financial statement disclosures.  In general, these changes introduce more detail rather than less to the required disclosures.

Capital implications

The Australian Prudential Regulation Authority (APRA) released a discussion paper in February 2005, outlining its proposed approach to calculation of regulatory capital following the adoption of AIFRS.  On November 29, 2005, APRA released its revised proposed prudential framework for AIFRS.  The Group is currently evaluating the impact of these proposals.  Several of the transitional adjustments detailed above affect the calculation of the Group’s regulatory capital and are affected by APRA’s proposed approach.  The Group is working with APRA and the Australian banking industry to ensure these implications are fully understood.

It is important to note that APRA’s proposals will not take effect until July 1, 2006 and the calculation of regulatory capital will remain unchanged until then.

Reconciliation of total equity as at October 1, 2004

	Note	Group	Company
		$m	$m
Total equity as reported under Australian GAAP as at September 30, 2004		29,766	21,088
AIFRS October 1, 2004 adjustments to total equity:
Impacts on retained earnings
Recognition of defined benefit pension liability	(a)	(1,280)	(93)
Recognition of defined benefit pension asset	(a)	130	54
Derecognition of net prepaid pension asset	(a)	(578)	—
Derecognition of EMVONA	(b)	(738)	—
Transfer to executive share option reserve	(e)	(34)	(22)
Transfer from foreign currency translation reserve	(g)	166	23
Revenue and expense recognition – investment contracts	(h)	(100)	—
Reversal of market value decrement on treasury shares	(i)	94	—
Transfer to asset revaluation reserve	(j)	(150)	(8)
Other		(144)	(2)
Tax effect of transitional adjustments and application of tax-effect accounting	(d)	560	(1)
Impacts on contributed equity
Derecognition of treasury shares	(i)	(645)	—
Impacts on reserves
Transfer from retained earnings to executive share option reserve	(e)	34	34
Transfer from foreign currency translation reserve to retained earnings	(g)	(166)	(23)
Increase to asset revaluation reserve (gross amount is $150 million)	(j)	112	8
Total adjustments to equity as at October 1, 2004		(2,739)	(30)
Total equity measured under AIFRS as at October 1, 2004		27,027	21,058

Reconciliation of net profit for the year ended September 30, 2005

	Note	Group	Company
		$m	$m
Net profit as reported under Australian GAAP for the year ended September 30, 2005		4,132	4,313
AIFRS adjustments to net profit:
Adjustment to defined benefit pension expense	(a)	36	(8)
Reversal of revaluation movements relating to life insurance entities (EMVONA)	(b)	(335)	—
Share-based payments expense	(e)	(66)	(41)
Reversal of goodwill amortisation	(f)	98	—
Revenue and expense recognition – investment contracts	(h)	(12)	—
Reversal of realised and unrealised gains and dividend income on treasury shares	(i)	(167)	—
Other		24	—
Tax effect of above adjustments	(d)	6	10
Adjustment to net profit before significant items		(416)	(39)
Adjustment to significant item relating to the sale of the Irish Banks	(a)	270	—
Total AIFRS adjustment to net profit		(146)	(39)
Net profit measured under AIFRS for the year ended September 30, 2005		3,986	4,274

Reconciliation of total equity as at September 30, 2005

	Note	Group	Company
		$m	$m
Total equity as reported under Australian GAAP as at September 30, 2005		34,280	24,100
Total adjustments to equity as at October 1, 2004 – reconciled above		(2,739)	(30)
AIFRS adjustments to net profit for the year ended September 30, 2005 – reconciled above		(146)	(39)
AIFRS adjustments to equity for the year ended September 30, 2005:
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(a)	(68)	(5)
Derecognition of dividend income and realised gains/losses on treasury shares	(i)	10	—
Transfer from asset revaluation reserve	(j)	51	4
Impacts on contributed equity
Recognition of share-based payments	(e)	21	21
Derecognition of treasury shares	(i)	(7)	—
Impacts on reserves
Adjustment to executive share option reserve	(e)	45	45
Adjustment to foreign currency translation reserve	(b)	(47)	—
Adjustment to asset revaluation reserve (gross amount is $51 million)	(j)	(38)	(4)
Total equity measured under AIFRS as at September 30, 2005		31,362	24,092

Reconciliation of total equity as at October 1, 2005

	Note	Group	Company
		$m	$m
Total equity as measured under AIFRS as at September 30, 2005 – reconciled above		31,362	24,092
AIFRS October 1, 2005 adjustments to total equity:
Impacts on retained earnings
Recognition of non-hedging derivatives	(k)	(276)	(137)
Recognition of fair value hedging derivatives	(k)	312	201
Fair value hedge adjustment to underlying hedged items	(k)	(353)	(244)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”	(k)	335	(32)
Loan loss provisioning	(l)	350	283
Revenue recognition – effective yield	(m)	(373)	(277)
Valuation of financial instruments at bid and offer price	(n)	(16)	(11)
Recognition of discount upon reclassification of financial liabilities	(o)	(81)	—
Rerecognition of customer-related financial liabilities	(p)	(60)	(13)
Derecognition of deferred acquisition costs – life insurance contracts	(q)	(384)	—
Adjustment to policyholder liabilities due to changes in discount rates	(q)	17	—
Other		(38)	(1)
Tax effect of above transitional adjustments	(s)	18	70
Impact on contributed equity
Reclassification of hybrid instruments(1)	(o)	103	—
Impacts on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve (gross amount is $6 million)	(k)	(3)	(25)
Reclassification of outside equity interest to liabilities	(r)	(6,224)	—
Total adjustments to equity as at October 1, 2005		(6,673)	(186)
Total equity measured under AIFRS as at October 1, 2005		24,689	23,906

(1)  As a consequence of discussions of the IASB, further reclassifications are possible.

3 Segment information

The following segment information is disclosed in accordance with Australian Accounting Standard AASB 1005 “Segment Reporting” and US accounting standard SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”.  For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Group Chief Executive, as well as other members of senior management.

During 2005, the Group reorganised its business into four operating segments, which are managed along regional lines: Total Australia, Total United Kingdom and Total New Zealand, which include banking and wealth management products; as well as Institutional Markets & Services (IMS) (which is managed globally). IMS comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions and a Support Services unit, to provide products across the Group’s business base.  With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group.  The Group’s ‘Other’ business segment includes Corporate Centre and Group Funding, which are not considered to be separate reportable operating segments.  Corporate Centre comprises Financial & Risk Management, People & Culture, and Group Development.  The reorganisation of the Group aims to improve integration across divisions and build a more customer-focused organisation.

Previously, the Group’s business was organised on a divisional basis into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking and Wealth Management.   The Group’s ‘Other’ business segment was broadly consistent with the structure under the reorganisation.

Comparatives for the year ended September 30, 2004 and September 30, 2003 have been restated to reflect the new organisational structure.  There is no overall financial impact to the Group in respect of the change to the segment information.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business segments

		Total		Institutional
Year ended	Total	United	Total	Markets &		Inter-segment	Total
September 30, 2005	Australia	Kingdom	New Zealand	Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,876	1,837	782	543	44	—	7,082
Non-interest income	11,658	1,002	393	923	65	—	14,041
Significant revenue (2)	—	2,374	—	—	119	—	2,493
Inter-segment revenue/(expenses)	90	50	14	(4)	83	(233)	—
Total revenue after interest expense (3)	15,624	5,263	1,189	1,462	311	(233)	23,616
Significant expenses (4)	(403)	(1,600)	(14)	(86)	(106)	—	(2,209)
Other expenses	(10,931)	(2,126)	(660)	(627)	(524)	—	(14,868)
Inter-segment (expenses)/revenue	(52)	(50)	(49)	(132)	50	233	—
Total expenses excluding interest expense	(11,386)	(3,776)	(723)	(845)	(580)	233	(17,077)
Profit/(loss) from ordinary activities before tax	4,238	1,487	466	617	(269)	—	6,539
Income tax (expense)/benefit (5)	(1,292)	(177)	(152)	(80)	(96)	—	(1,797)
Net profit/(loss)	2,946	1,310	314	537	(365)	—	4,742
Net profit attributable to outside equity interest	(610)	—	—	—	—	—	(610)
Net profit/(loss) attributable to members of the Company	2,336	1,310	314	537	(365)	—	4,132
Total assets (6)	243,609	49,810	34,245	147,912	2,149	(58,137)	419,588
Total liabilities (6)	232,268	41,672	32,942	138,876	(2,313)	(58,137)	385,308
Acquisition of property, plant and equipment and intangible assets	326	195	25	6	—	—	552
Depreciation and amortisation of plant and equipment	221	91	33	38	40	—	423
Amortisation of goodwill	—	60	7	—	31	—	98
Non-cash expenses other than depreciation and amortisation	1,018	543	59	221	117	—	1,958

		Total		Institutional
	Total	United	Total	Markets &		Inter-segment	Total
	Australia	Kingdom	New Zealand	Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Year ended September 30, 2004
Net interest income (1)	3,699	2,158	720	618	(4)	—	7,191
Non-interest income	8,206	1,029	388	875	43	—	10,541
Significant revenue (2)	—	—	—	—	993	—	993
Inter-segment revenue/(expenses)	55	46	14	(9)	132	(238)	—
Total revenue after interest expense (3)	11,960	3,233	1,122	1,484	1,164	(238)	18,725
Significant expenses (4)	(192)	(182)	(68)	(416)	(817)	—	(1,675)
Other expenses	(8,249)	(2,357)	(588)	(686)	(429)	—	(12,309)
Inter-segment (expenses)/revenue	(32)	(67)	(76)	(132)	69	238	—
Total expenses excluding interest expense	(8,473)	(2,606)	(732)	(1,234)	(1,177)	238	(13,984)
Profit/(loss) from ordinary activities before tax	3,487	627	390	250	(13)	—	4,741
Income tax (expense)/benefit (7)	(928)	(206)	(139)	25	58	—	(1,190)
Net profit	2,559	421	251	275	45	—	3,551
Net (profit) attributable to outside equity interest	(365)	—	—	(9)	—	—	(374)
Net profit attributable to members of the Company	2,194	421	251	266	45	—	3,177
Total assets (6)	216,390	65,465	31,151	163,908	(1,985)	(63,620)	411,309
Total liabilities (6)	207,794	59,658	29,645	155,531	(7,465)	(63,620)	381,543
Acquisition of property, plant and equipment and intangible assets	350	232	62	16	—	—	660
Depreciation and amortisation of plant and equipment	224	124	30	34	29	—	441
Amortisation of goodwill	—	62	10	—	31	—	103
Non-cash expenses other than depreciation and amortisation	612	487	107	247	221	—	1,674

Year ended September 30, 2003
Net interest income (1)	3,626	2,353	669	812	(41)	—	7,419
Non-interest income	5,877	1,160	391	971	159	—	8,558
Inter-segment revenue/(expenses)	36	44	3	(1)	65	(147)	—
Total revenue after interest expense (3)	9,539	3,557	1,063	1,782	183	(147)	15,977
Other expenses	(6,495)	(2,256)	(566)	(608)	(424)	—	(10,349)
Inter-segment (expenses)/revenue	(42)	(31)	(38)	(103)	67	147	—
Total expenses excluding interest expense	(6,537)	(2,287)	(604)	(711)	(357)	147	(10,349)
Profit/(loss) from ordinary activities before tax	3,002	1,270	459	1,071	(174)	—	5,628
Income tax (expense)/benefit	(977)	(408)	(148)	(223)	75	—	(1,681)
Net profit/(loss)	2,025	862	311	848	(99)	—	3,947
Net (profit)/loss attributable to outside equity interest	16	—	—	(8)	—	—	8
Net profit/(loss) attributable to members of the Company	2,041	862	311	840	(99)	—	3,955
Total assets (6)	198,163	58,932	26,128	157,910	7,180	(50,842)	397,471
Total liabilities (6)	192,626	53,387	25,093	145,325	4,671	(50,842)	370,260
Acquisition of property, plant and equipment and intangible assets	390	138	61	8	—	—	597
Depreciation and amortisation of plant and equipment	182	119	32	31	37	—	401
Amortisation of goodwill	—	62	4	—	32	—	98
Non-cash expenses other than depreciation and amortisation	510	319	46	148	34	—	1,057

(1)       Net interest income includes interest on capital employed by business segments.

(2)       In 2005, significant revenue represents the proceeds from the sale of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited. In 2004, significant revenue represented the proceeds from the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC. Refer to note 5(a) for further information.

(3)       Total revenue has been disclosed net of interest expense. It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(4)       In 2005, significant expenses comprise the cost of the controlled entities sold, National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited, restructuring expenses and provisions recognised, reversal of a provision in relation to the foreign currency option losses recorded in the 2004 year, and a reversal of a restructuring provision recognised in the 2002 year. In 2004, significant expenses comprised the cost of the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC, losses arising from the unauthorised foreign currency options trading, write-back of a provision for SR Investment, Inc. (the parent entity of HomeSide US) in respect of selling-related costs, the write-down of impaired application software, and the charge to provide for doubtful debts relating to a revision of an accounting estimate. Refer to note 5(a) for further information.

(5)       In 2005, income tax (expense)/benefit includes the tax effect on significant items and comprises an income tax expense of $34 million attributable to the profit on sale of National Europe Holdings (Ireland) Limited, an income tax benefit of $232 million attributable to restructuring expenses and provisions recognised, an income tax expense of $10 million attributable to the reversal of a provision in relation to the foreign currency options trading losses recorded in the 2004 year, and an income tax expense of $4 million attributable to the reversal of a restructuring provision recognised in the 2002 year. Income tax expense also includes a significant tax expense item of $97 million in respect of the provision for the settlement of the TrUEPrSSM tax dispute with the Australian Taxation Office.

(6)       Total assets and total liabilities for the business segments represent average September balances in accordance with how senior management view the business segments. Consolidation adjustments have been included within the ‘Other’ segment to align total assets and total liabilities to the Group’s statement of financial position.

(7)       In 2004, income tax (expense)/benefit included the tax effect on significant items and comprised an income tax benefit of $108 million attributable to the losses arising from the unauthorised foreign currency options trading within the Institutional Markets & Services business segment, an income tax benefit of $102 million attributable to the write-down of impaired application software, and an income tax benefit of $88 million on the charge to provide for doubtful debts relating to a revision of an accounting estimate.

Geographical segments

The Group has operations in Australia (the Company’s country of domicile), Europe (United Kingdom and Ireland), New Zealand, the US and Asia. The allocation of revenue and assets is based on the geographical location in which transactions are booked. There are no material inter-segment transactions.

	Group
	2005	2005	2004	2004	2003	2003
	$m	%	$m	%	$m	%
Total revenue
Australia	24,834	66.4	19,980	66.3	15,827	61.9
Australia – significant revenue	—	—	993	3.3	—	—
Europe	5,768	15.4	5,741	19.0	6,239	24.3
Europe – significant revenue	2,493	6.7	—	—	—	—
New Zealand	3,125	8.3	2,632	8.7	2,608	10.2
US	361	1.0	251	0.8	274	1.1
Asia	825	2.2	587	1.9	632	2.5
Total revenue	37,406	100.0	30,184	100.0	25,580	100.0

Total assets (1)
Australia	281,414	67.0	256,470	62.5	243,726	61.3
Europe	86,048	20.5	104,148	25.3	103,904	26.1
New Zealand	40,140	9.6	36,805	8.9	32,565	8.2
US	6,968	1.7	6,768	1.6	8,257	2.1
Asia	5,018	1.2	7,118	1.7	9,019	2.3
Total assets	419,588	100.0	411,309	100.0	397,471	100.0

Acquisition of property, plant and equipment and intangible assets
Australia	318	57.6	348	52.7	383	64.1
Europe	200	36.3	238	36.1	150	25.1
New Zealand	25	4.5	63	9.5	60	10.1
US	—	—	8	1.2	—	—
Asia	9	1.6	3	0.5	4	0.7
Total acquisition of property, plant and equipment and intangible assets	552	100.0	660	100.0	597	100.0

(1)       Includes life insurance company statutory funds’ assets of $51,188 million at September 30, 2005 (2004: $41,917 million, 2003: $37,058 million).

4 Revenue from ordinary activities

		Group			Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m

Interest income
Loans to customers (1)		17,826	15,879	14,425	11,616	10,158
Marketable debt securities		1,764	1,678	1,451	1,376	1,328
Other financial institutions		915	798	1,093	870	721
Controlled entities		—	—	—	1,434	1,233
Other interest		367	295	53	243	267
		20,872	18,650	17,022	15,539	13,707
Life insurance income
Premium and related revenue	54	906	1,005	949	—	—
Investment revenue	54	7,698	4,842	2,759	—	—
		8,604	5,847	3,708	—	—
Other banking and financial services income
Dividends received from
Controlled entities		—	—	—	2,930	952
Other entities		2	23	39	—	22
Profit on sale of property, plant and equipment and other assets (2)		58	14	36	2	6
Loan fees from banking		1,506	1,447	1,441	1,195	1,141
Money transfer fees		930	983	1,026	492	503
Trading income (3)
Foreign exchange derivatives (4)		371	313	442	249	178
Trading securities		126	168	170	107	117
Interest rate derivatives		159	94	13	150	85
Foreign exchange income/(expense)		29	(2)	12	31	—
Fees and commissions (5)		1,224	1,198	1,134	524	461
Fleet management fees (5)		148	131	109	—	—
Investment management fees		349	321	303	—	—
Other income		200	141	285	52	25
		5,102	4,831	5,010	5,732	3,490
Movement in the excess of net market value over net assets of life insurance controlled entities		335	(137)	(160)	—	—
Significant revenue
Proceeds from the sale of controlled entities	5(a)	2,493	—	—	—	—
Proceeds from the sale of strategic shareholdings	5(a)	—	993	—	—	993
Total revenue from ordinary activities		37,406	30,184	25,580	21,271	18,190

(1)       Included within interest income (loans to customers) is rental income of $550 million (2004: $543 million, 2003: $551 million) and depreciation of $411 million (2004: $403 million, 2003: $403 million) in relation to operating leases where the Group is the lessor.

(2)       For the Group, net profit on sale of property, plant and equipment and other assets of $38 million (2004: $8 million, 2003: $25 million) is the difference between the proceeds from sale of $173 million (2004: $157 million, 2003: $166 million) and their carrying value of $135 million (2004: $149 million, 2003: $141 million). Net profit on sale consists of gross profits of $58 million (2004: $14 million, 2003: $36 million) and gross losses of $20 million (2004: $6 million, 2003: $11 million) as disclosed in note 5(b).  For the Company, net profit on sale of property, plant and equipment and other assets of $1 million (2004: $3 million) is the difference between the proceeds from sale of $73 million (2004: $53 million) and their carrying value of $72 million (2004: $50 million).  Net profit on sale consists of gross profits of $2 million (2004: $6 million) and gross losses of $1 million (2004: $3 million) as disclosed in note 5(b).

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

(4)       Foreign currency options trading losses, reported as significant expenses in the 2004 year, due to their nature and incidence, are not included.  Refer to note 5(a).

(5)       A change has been made to the classification of certain fees from fees and commissions to fleet management fees.  Corresponding reclassifications of $23 million and $24 million have been made to comparative information for the 2004 and 2003 years, respectively.  Refer to note 1(d) for further information.

5 Profit from ordinary activities before income tax expense

(a) Individually significant items included in profit from ordinary activities

Restructuring costs

During the 2005 year, the Group recognised restructuring expenses and provisions amounting to $838 million ($606 million after tax).  These costs are expected to be recovered through ongoing efficiency and productivity enhancements, streamlined functions and ongoing cost reductions.  The restructuring initiatives comprise a fundamental reorganisation of the management and organisational structure of the Group to a regional model, including the integration of the retail banking, corporate banking and wealth management businesses in Australia, the streamlining of operations and reconfiguration of distribution networks in the United Kingdom, the refocusing of the Institutional Markets & Services business, as well as other streamlining and business efficiency programs, property rationalisation and decommissioning systems in all business segments.

The details of this amount are set out as follows:

	Group
Business segment	Personnel	Occupancy	Other	Total
	$m	$m	$m	$m
Total Australia	198	54	157	409
Total United Kingdom	181	62	23	266
Total New Zealand	3	11	—	14
Institutional Markets & Services	74	10	37	121
Other	28	—	—	28
Total Group	484	137	217	838

The personnel costs of $484 million relate to termination benefit expenses for 4,662 positions in management, support and customer-facing roles in the business segments.  In 2005, payments of $191 million were made in respect of 1,834 positions made redundant.  Future payments for personnel termination benefits are expected to occur during the 2006 and 2007 years.

Occupancy costs of $137 million primarily relate to provisions for surplus lease space and make good costs.  The future payments for occupancy costs will be made in periods corresponding with the relevant lease terms.  Other costs of $217 million include the reconfiguration of distribution networks, reorganisation of new management teams, management of the integration process, as well as writing off the asset values of decommissioned systems.

In addition, during the 2002 year, the Group recognised significant restructuring costs of $580 million resulting from the Positioning for Growth initiatives. In 2005, excess provisions totalling $11 million ($7 million after tax) were written back to the profit and loss account.

Sale of National Europe Holdings (Ireland) Limited

On December 14, 2004, the Group entered into an agreement with Danske Bank A/S in respect of the sale of all of the share capital of National Europe Holdings (Ireland) Limited.  National Europe Holdings (Ireland) Limited is the immediate parent entity of Northern Bank Limited and National Irish Bank Limited (Irish Banks).  The transaction settled on February 28, 2005.  Following the settlement and change in ownership and control of National Europe Holdings (Ireland) Limited, the assets and liabilities of National Europe Holdings (Ireland) Limited and the Irish Banks no longer form part of the Group.

The profit arising from the sale was as follows:

	Proceeds	Cost of	Profit on sale	Income	Profit on sale
	from sale	assets sold	(before tax)	tax expense	(after tax)
	$m	$m	$m	$m	$m
National Europe Holdings (Ireland) Limited	2,493	(1,416)	1,077	(34)	1,043

Provision for the settlement of Australian Taxation Office tax dispute in relation to TrUEPrSSM

In November 2005, the Company announced that it had reached an in-principle heads of agreement with the Australian Taxation Office (ATO) in respect of a settlement of amounts in dispute in relation to the TrUEPrSSM capital raising transaction.

An amount of $97 million has been recognised as a significant tax item for the 2005 year.  The dispute had previously been disclosed to the Australian Stock Exchange and in the US annual report on Form 20-F for the 2004 year.  The total potential claim was approximately $210 million including accrued interest and penalties.  In accordance with the ATO practice on disputed assessments, the Company had previously paid to the ATO, 50% of the amounts owing under relevant amended assessments.  This amount paid to the ATO of approximately $96 million, was recognised by the Company at the time as an asset in the statement of financial position.  This amount has been written off reflecting the in-principle heads of agreement reached with the ATO.

Foreign currency options trading losses and reversal of residual risk provision

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options and had established a structured process to review and resolve all issues arising from this matter.

The Company recognised a total loss of $360 million before tax, or $252 million after tax, arising from the unauthorised foreign currency options trading. This total loss consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.  Included within the total loss of $360 million was a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at September 30, 2004.

In the 2005 year, following a detailed review of the residual risk in the remaining portfolio, $34 million ($24 million after tax) was written back to the profit and loss account.

Sale of strategic shareholdings

On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC.  The Group received proceeds on sale of $993 million for assets with a carrying value of $678 million, resulting in a profit on sale of $315 million (after tax) in the 2004 year.

Write-down of impaired application software

During the 2004 year, the Group undertook a detailed review of the carrying value of its software assets which resulted in a charge to the profit and loss account of $409 million ($307 million after tax).

The Group ceased its global enterprise resource planning strategy supported by its Integrated Systems Implementation application software and has indefinitely deferred the implementation of further modules of this software.  The software was written down by $200 million to its recoverable amount of $87 million as at September 30, 2004.

The recoverable amount of the software was determined through the application of a valuation methodology performed by an external party.  In performing the assessment, the external party used a number of assumptions based on its industry expertise, taking into account the complexity of the software, the cost of building such software and the build environment.  The resulting carrying value of the asset represents the recoverable amount of the software that is in use.

Other software assets that were no longer expected to provide future economic benefits with a carrying value of $209 million were identified as fully impaired and were written off in the 2004 year.

General provision for doubtful debts – revision of accounting estimate

During the 2004 year, the Group reviewed the level of the general provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments.  As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of general provision for doubtful debts as at September 30, 2004.  This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.

The impact of this reduction in discount rate and flow-on impact was an increase in the charge to provide for doubtful debts of $292 million ($204 million after tax) in the 2004 year.

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

During the 2004 year, $64 million of this provision was written back as a revision to the accounting estimate.

(b) Expenses included in profit from ordinary activities before income tax expense

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Interest expense
Deposits and other borrowings	10,401	8,672	6,809	7,628	6,567
Other financial institutions	1,780	1,587	1,842	1,613	1,471
Bonds, notes and subordinated debt	1,494	1,077	807	1,427	1,008
Controlled entities	—	—	—	656	550
Other debt issues	115	123	145	13	9
Total interest expense	13,790	11,459	9,603	11,337	9,605

Life insurance expenses
Claims expense	590	702	958	—	—
Change in policy liabilities	5,570	3,368	1,518	—	—
Policy acquisition and maintenance expense	739	723	713	—	—
Investment management fees	33	42	75	—	—
Total life insurance expenses	6,932	4,835	3,264	—	—

Personnel expenses
Salaries	2,397	2,443	2,379	1,465	1,441
Related personnel expenses
Superannuation	324	309	243	131	86
Payroll tax	191	175	170	110	96
Fringe benefits tax	50	23	33	45	20
Charge to provide for
Annual leave	52	52	41	32	30
Long service leave and retiring allowances	45	43	46	39	38
Restructuring costs – termination benefits	—	12	—	—	—
Performance-based compensation	309	197	230	198	108
Other expenses	368	362	274	186	157
	3,736	3,616	3,416	2,206	1,976
Significant restructuring costs (1)
Termination benefits	484	—	—	277	—
Reversal of prior years provision for termination benefits	(6)	—	—	(1)	—
Total personnel expenses	4,214	3,616	3,416	2,482	1,976

Occupancy-related expenses
Depreciation of buildings	15	14	15	4	2
Amortisation of leasehold assets	68	55	52	44	39
Operating lease rental expense (2)	336	322	290	191	177
Maintenance and repairs (2)	66	64	64	23	23
Electricity, water and rates	76	80	82	27	27
Other expenses	61	56	53	35	29
	622	591	556	324	297
Significant restructuring costs (1)
Charge to provide for surplus leased space	137	—	—	61	—
Reversal of prior years provision for surplus leased space	(2)	—	—	(2)	—
Total occupancy expenses	757	591	556	383	297

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
General expenses
Depreciation and amortisation of plant and equipment	319	364	325	185	205
Amortisation of leasehold plant and equipment	21	8	9	9	3
Loss on sale of property, plant and equipment and other assets (3)	20	6	11	1	3
Operating lease rental expense	90	72	61	76	59
Charge to provide for
Non-lending losses (4)	189	106	100	159	28
Diminution in value of shares in entities	2	4	—	16	27
Fees and commissions	182	176	137	129	101
Communications, postage and stationery	386	416	407	154	173
Computer equipment and software	244	271	289	149	172
Advertising	207	225	176	148	152
Professional fees	424	391	349	234	249
Travel	74	85	83	30	38
Bureau charges	55	54	57	22	22
Motor vehicle expenses	45	41	37	10	9
Insurance	35	42	29	9	13
Other expenses (5)	653	344	312	101	145
	2,946	2,605	2,382	1,432	1,399
Significant general and restructuring costs (1)
Other	217	—	—	161	—
Reversal of prior years provision	(3)	—	—	(3)	—
Write-down of impaired application software	—	409	—	—	239
Total general expenses	3,160	3,014	2,382	1,590	1,638

Amortisation of goodwill
Australia	1	1	3	—	—
European banks	60	62	62	—	—
New Zealand subsidiaries	37	40	33	—	—
Total amortisation of goodwill	98	103	98	—	—

Charge to provide for doubtful debts
General (6)	534	559	633	294	325
General – revision of accounting estimate (1) (6)	—	292	—	—	190
Total charge to provide for doubtful debts (6)	534	851	633	294	515

Other significant expenses (1)
Cost of controlled entities sold	1,416	—	—	41	—
Cost of sale of strategic shareholdings	—	678	—	—	678
Foreign currency options trading losses/(reversal)	(34)	360	—	(34)	360
Cost of foreign controlled entity sold – revision of accounting estimate	—	(64)	—	—	(64)

(1)       Refer to note 5(a).

(2)       A change has been made to the classification of certain occupancy-related expenses from maintenance and repairs to operating lease rental expense.  Corresponding reclassifications of $20 million and $14 million have been made to comparative information for the 2004 and 2003 years, respectively.  Refer to note 1(d) for further information.

(3)       Refer to note 4, footnote(2).

(4)       In 2005, this includes compensation for over-charging of $81 million relating to fees for Choice package, $26 million relating to fixed rate interest-only loans, and $14 million relating to BAD tax.

(5)       In 2005, this includes $56 million relating to the Northern Bank Limited robbery in December 2004 and $49 million relating to the South Korea legal action.

(6)       Refer to note 17.

6 Income tax expense

Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on the pre-tax accounting profit

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Profit from ordinary activities before income tax expense
Australia	4,235	3,269	3,309	5,068	3,116
Overseas	2,304	1,472	2,319	110	69
Add/(deduct): (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts (1)	(1,650)	(995)	(424)	—	—
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	4,889	3,746	5,204	5,178	3,185
Prima facie income tax at 30%	1,467	1,124	1,561	1,553	956
Add/(deduct): Tax effect of permanent differences
Rebate of tax on dividends, interest, etc.	(29)	(43)	(28)	(878)	(291)
Amortisation of goodwill	29	31	29	—	—
Assessable foreign income	8	26	26	3	23
Non-allowable depreciation on buildings	7	7	6	1	—
Future income tax benefits not recognised/(recognised)	(10)	7	2	15	—
Under/(over) provision in prior years	(29)	(9)	(6)	(7)	26
Foreign tax rate differences	36	1	(4)	18	—
Non-assessable branch income	(44)	(36)	(31)	(44)	(36)
Profit on sale of controlled entities sold	(289)	—	—	12	—
Provision in respect of tax dispute on TrUEPrSSM	97	—	—	97	—
Profit on sale of strategic shareholdings	—	(95)	—	—	(45)
Reimbursement to subsidiaries for capital losses transferred	—	—	—	—	38
Cost of foreign controlled entity sold – revision of accounting estimate	—	(19)	—	—	(19)
Write-down of impaired application software	—	22	—	—	14
Effect of reset tax values on entering tax consolidation regime (2)	—	(150)	—	—	—
Interest expense on exchangeable capital units	31	33	—	31	33
Other	(117)	(10)	—	64	69
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	1,157	889	1,555	865	768
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	640	301	126	—	—
Total income tax expense (3) (4)	1,797	1,190	1,681	865	768

(1)     The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business (refer to note 1(oo)).

(2)     In 2004, the decision to enter tax consolidation resulted in a tax benefit of $150 million due to the reset tax values of assets of life insurance controlled entities within the Wealth Management business.

(3)     In 2005, income tax expense on profit from ordinary activities includes the tax effect on significant items and comprises $34 million income tax expense attributable to the profit on sale of National Europe Holdings (Ireland) Limited, an income tax benefit of $232 million attributable to restructuring expenses and provisions recognised, an income tax expense of $10 million attributable to the reversal of a provision in relation to the foreign currency options trading losses recorded in the 2004 year, and an income tax expense of $4 million attributable to the reversal of a restructuring provision recognised in the 2002 year.  Income tax expense also includes a significant tax expense item of $97 million in respect of the provision for the settlement of the TrUEPrSSM tax dispute with the Australian Taxation Office. Refer to note 5(a).

(4)     In 2004, total income tax expense on profit from ordinary activities included the tax effect on significant items and comprised $108 million income tax benefit attributable to the losses arising from the unauthorised foreign currency options trading, an income tax benefit of $102 million attributable to the write-down of impaired application software, and an income tax benefit of $88 million on the charge to provide for doubtful debts relating to a revision of an accounting estimate.  Refer to note 5(a).

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

Tax consolidation calculations at September 30, 2005 have been based on legislation enacted to that date.

7 Dividends and distributions

			Franked
	Amount		amount
	per	Total	per
	share	amount	share
	cents	$m	%

Dividends recognised by the Company for the years shown below at September 30:
2005
Final 2004 ordinary	83	1,289	100
Interim 2005 ordinary	83	1,297	80
Deduct: Bonus shares in lieu of dividend	n/a	(132)	n/a
Total dividends paid		2,454
2004
Final 2003 ordinary	83	1,250	100
Interim 2004 ordinary	83	1,253	100
Deduct: Bonus shares in lieu of dividend	n/a	(98)	n/a
Total dividends paid		2,405
2003
Final 2002 ordinary	75	1,207	90
Interim 2003 ordinary	80	1,153	100
Deduct: Bonus shares in lieu of dividend	n/a	(105)	n/a
Total dividends paid		2,255
Franked dividends declared or paid during the year were franked at a tax rate of 30%.
Proposed final dividend
On November 9, 2005, the directors declared the following dividend: Final 2005 ordinary	83	1,304	80

The final 2005 ordinary dividend is payable on December 19, 2005.  The financial effect of this dividend has not been brought to account in the financial statements for the year ended September 30, 2005 and will be recognised in subsequent financial reports.

Australian franking credits

The Company elected during the year ended September 30, 2004 to be taxed as a single entity under the tax consolidation regime in Australia (for further details, refer to note 1(oo)).  The tax consolidation regime requires the tax-consolidated group (comprising the Company and all of its Australian wholly-owned controlled entities) to keep a single franking account.  Accordingly, the amount of franking credits available to members of the Company at September 30, 2005 represents those available from the tax-consolidated group.  This includes the benefit of imputation credits on dividends received by the Australian wholly-owned controlled entities.  Previously, members of the Company only had access to franking credits available from the Company.

The franking credits available to the Group at September 30, 2005, after allowing for tax payable in respect of the current reporting period’s profit that will be subject to Australian income tax, the payment of the proposed final dividend, and the receipt of dividends recognised as receivable at balance date, are estimated to be $nil (2004: $nil, 2003: $nil).  The extent to which future dividends will be franked will depend on a number of factors including the level of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system (including the dividend imputation system) as a result of the Australian Commonwealth Government’s tax reform initiatives.

New Zealand imputation credits

The Company is now able to attach available New Zealand imputation credits to dividends paid.  As a result, New Zealand imputation credits of NZ$0.07 per share will be attached to the final 2005 ordinary dividend payable by the Company.  New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns.

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares (1)	—	16	61	—	—
National Income Securities	136	132	122	136	132
Trust Preferred Securities	54	39	—	—	—
Trust Preferred Securities II (2)	14	—	—	—	—
Total distributions on other equity instruments	204	187	183	136	132

(1)       On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM(TrUEPrSSM) in 1998.  The TrUEPrSSM were redeemed on the same date. Refer to note 33 for further information.

(2)       On March 23, 2005, the Trust Preferred Securities II were issued.  Refer to note 33 for further information.

8 Earnings per share

	Group
	2005		2004		2003
	Basic	Diluted (1)	Basic	Diluted (1)	Basic	Diluted (1)

Earnings ($m)
Net profit attributable to members of the Company	4,132	4,132	3,177	3,177	3,955	3,955
Distributions on other equity instruments	(204)	(204)	(187)	(187)	(183)	(183)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	106	—	112	—	90
Adjusted earnings	3,928	4,034	2,990	3,102	3,772	3,862
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,559,118	1,559,118	1,515,270	1,515,270	1,515,871	1,515,871
Potential dilutive ordinary shares
Performance options and performance rights	—	1,876	—	711	—	3,742
Partly paid ordinary shares	—	321	—	375	—	485
Exchangeable capital units	—	64,911	—	65,454	—	65,460
Total weighted average ordinary shares	1,559,118	1,626,226	1,515,270	1,581,810	1,515,871	1,585,558
Earnings per share (cents)	251.9	248.1	197.3	196.1	248.8	243.6

(1)       The weighted average diluted number of ordinary shares includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

There were 132,260 fully paid ordinary shares of the Company issued since the end of the year as a result of share options granted being exercised, for a total consideration of $3,356,879.  Other than these issues, there has been no conversion to, calls of, or subscriptions for ordinary shares, or issues of potential ordinary shares since September 30, 2005 and before the completion of this financial report.

For further information on earnings per share calculations, refer to the ‘financial review’ section of this annual financial report.

9 Cash and liquid assets

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Australia
Coins, notes and cash at bank	1,253	1,524	739	722
Money at short call	—	2	—	2
Securities purchased under agreements to resell	701	1,417	701	1,417
Other (including bills receivable and remittances in transit)	229	1,021	(202)	(984)
	2,183	3,964	1,238	1,157
Overseas
Coins, notes and cash at bank	2,728	625	22	10
Money at short call	560	495	—	—
Securities purchased under agreements to resell	2,736	3,167	2,736	3,114
Other (including bills receivable and remittances in transit)	223	(171)	(662)	(92)
	6,247	4,116	2,096	3,032
Total cash and liquid assets	8,430	8,080	3,334	4,189

Included within cash and liquid assets are cash and liquid assets within the Group’s life insurance business statutory funds of $468 million (2004: $687 million) which are subject to restrictions imposed under the Life Insurance Act 1995 (Cth) and other restrictions and therefore are not available for use in operating, investing or financing activities of other parts of the Group (refer to note 1(o)).

10 Due from other financial institutions

Australia
Interest-earning	3,663	6,152	3,560	6,035
Non-interest-earning	38	16	15	14
	3,701	6,168	3,575	6,049
Overseas
Interest-earning	11,107	16,763	11,915	15,035
Non-interest-earning	669	563	668	531
	11,776	17,326	12,583	15,566
Total due from other financial institutions	15,477	23,494	16,158	21,615

11 Due from customers on acceptances

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Australia
Government and public authorities	44	9	44	9
Agriculture, forestry and fishing	2,945	1,892	2,945	1,892
Financial, investment and insurance	2,532	3,182	2,532	3,182
Real estate – construction	122	699	122	699
Manufacturing	1,959	1,043	1,959	1,043
Instalment loans to individuals and other personal lending (including credit cards)	191	136	191	136
Other commercial and industrial	19,819	9,305	19,819	9,305
	27,612	16,266	27,612	16,266
Overseas
Financial, investment and insurance	—	1	—	—
Real estate – construction	—	2	—	—
Manufacturing	2	45	—	—
Other commercial and industrial	13	30	—	—
	15	78	—	—
Total due from customers on acceptances	27,627	16,344	27,612	16,266

12 Trading securities

Listed – Australia
Australian Commonwealth Government bonds and securities	152	367	152	367
Securities of Australian and semi-government authorities	2,307	2,013	2,307	2,013
Private corporations/other financial institutions’ certificates of deposit	3,141	4,358	3,141	4,358
Private corporations/other financial institutions’ bills	6,745	13,960	6,745	13,960
Private corporations/other financial institutions’ bonds	521	399	521	399
Private corporations/other financial institutions’ floating rate notes	725	71	725	71
Private corporations/other financial institutions’ promissory notes	105	808	105	808
Other securities	167	263	167	263
	13,863	22,239	13,863	22,239
Listed – Overseas
Private corporations/other financial institutions’ bonds	758	981	758	981
Other government bonds and securities	114	240	114	240
	872	1,221	872	1,221
Total listed trading securities	14,735	23,460	14,735	23,460
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	163	196	—	—
Private corporations/other financial institutions’ certificates of deposit	581	271	78	132
Private corporations/other financial institutions’ bonds	10	31	—	—
Other government bonds and securities	—	1	—	—
Private corporations/other financial institutions’ commercial paper	94	45	94	45
Private corporations/other financial institutions’ medium-term notes	—	62	—	62
Private corporations/other financial institutions’ floating rate notes	67	—	67	—
Private corporations/other financial institutions’ promissory notes	307	182	—	—
Total unlisted trading securities	1,222	788	239	239
Total trading securities	15,957	24,248	14,974	23,699

13 Available for sale securities

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Listed – Australia
Private corporations/other financial institutions’ bonds	61	142	61	142
Private corporations/other financial institutions’ floating rate notes	143	97	143	97
Other securities	4	23	4	23
	208	262	208	262
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	3	3	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	1,720	2,048	1,556	2,048
Private corporations/other financial institutions’ bonds	437	714	—	90
Other government treasury notes	8	—	8	—
Other securities	22	—	—	—
	2,190	2,765	1,564	2,138
Total listed available for sale securities	2,398	3,027	1,772	2,400
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	80	187	80	187
Private corporations/other financial institutions’ bonds	—	275	—	275
Other government treasury notes	—	16	—	16
Other central banks bonds and securities	—	73	—	73
Private corporations/other financial institutions’ commercial paper	600	847	600	847
Private corporations/other financial institutions’ medium-term notes	79	180	79	180
Private corporations/other financial institutions’ floating rate notes	74	—	74	—
Other securities	626	5	626	—
Total unlisted available for sale securities	1,459	1,583	1,459	1,578
Total available for sale securities	3,857	4,610	3,231	3,978

Market value information

Listed – Australia
Private corporations/other financial institutions’ bonds	61	142	61	142
Private corporations/other financial institutions’ floating rate notes	143	97	143	97
Other securities	4	23	4	23
	208	262	208	262
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	3	3	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	1,720	2,048	1,556	2,048
Private corporations/other financial institutions’ bonds	437	714	—	90
Other government treasury notes	8	—	8	—
Other securities	22	—	—	—
	2,190	2,765	1,564	2,138
Total listed available for sale securities at market value	2,398	3,027	1,772	2,400
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	80	187	80	187
Private corporations/other financial institutions’ bonds	—	275	—	275
Other government treasury notes	—	16	—	16
Other central banks bonds and securities	—	73	—	73
Private corporations/other financial institutions’ commercial paper	600	847	600	847
Private corporations/other financial institutions’ medium-term notes	79	180	79	180
Private corporations/other financial institutions’ floating rate notes	74	—	74	—
Other securities	626	5	626	—
Total unlisted available for sale securities at market value	1,459	1,583	1,459	1,578
Total available for sale securities at market value	3,857	4,610	3,231	3,978

The following table reconciles gross unrealised profits and losses of the Group’s holdings of available for sale securities for each year below as at September 30:

	2005				2004
		Gross	Gross			Gross	Gross
	Amortised	unrealised	unrealised	Market	Amortised	unrealised	unrealised	Market
	cost	profits	losses	value	cost	profits	losses	value
	$m	$m	$m	$m	$m	$m	$m	$m
Securities of or guaranteed by UK/Irish governments	3	—	—	3	3	—	—	3
Private corporations/other financial institutions’ certificates of deposit/bills	1,800	—	—	1,800	2,235	—	—	2,235
Private corporations/other financial institutions’ bonds	498	—	—	498	1,136	—	(5)	1,131
Other government treasury notes	8	—	—	8	16	—	—	16
Other central banks bonds and securities	—	—	—	—	73	—	—	73
Private corporations/other financial institutions’ commercial paper	600	—	—	600	847	—	—	847
Private corporations/other financial institutions’ medium-term notes	79	—	—	79	180	—	—	180
Private corporations/other financial institutions’ floating rate notes	217	—	—	217	97	—	—	97
Other securities	652	—	—	652	28	—	—	28
Total	3,857	—	—	3,857	4,615	—	(5)	4,610

Maturities of available for sale securities

The following table analyses the maturity of the Group’s holdings of available for sale securities at September 30, 2005:

		0 to 1		1 to 5		5 to 10		Over 10
	$m	year	$m	year(s)	$m	years	$m	years
		yield pa		yield pa		yield pa		yield pa
Australia
Private corporations/other financial institutions’ bonds	—	—	61	5.8%	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	71	5.9%	72	5.8%	—	—	—	—
Other securities	4	5.9%	—	—	—	—	—	—
	75		133		—		—
Overseas
Securities of or guaranteed by UK/Irish governments	—	—	—	—	—	—	3	4.4%
Private corporations/other financial institutions’ certificates of deposit/bills	1,636	3.1%	164	2.8%	—	—	—	—
Private corporations/other financial institutions’ bonds	—	—	437	2.8%	—	—	—	—
Other government treasury notes	8	0.3%	—	—	—	—	—	—
Private corporations/other financial institutions’ commercial paper	600	2.3%	—	—	—	—	—	—
Private corporations/other financial institutions’ medium-term notes	79	0.3%	—	—	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	74	5.4%	—	—	—	—	—	—
Other securities	80	3.4%	568	4.8%	—	—	—	—
	2,477		1,169		—		3
Total maturities at carrying value	2,552		1,302		—		3
Total maturities at market value	2,552		1,302		—		3

Proceeds from maturities of available for sale securities during 2005 were $3,560 million (2004: $5,399 million, 2003: $13,500 million).  Proceeds from the sale of available for sale securities during 2005 were $1,384 million (2004: $2,002 million, 2003: $3 million).  Gross profits of $1 million (2004: $nil, 2003: $nil) and gross losses of $nil (2004: $5 million, 2003: $nil) were realised on sale during 2005.

14 Investment securities

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Listed – Australia
Securities of Australian and semi-government authorities	—	—	26	—	—
Private corporations/other financial institutions’ bonds	—	50	49	—	50
Other securities	20	40	298	20	40
	20	90	373	20	90
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	1	141	139	—	—
US Treasury and other US Government agencies	—	5	11	—	5
Private corporations/other financial institutions’ certificates of deposit/bills	1,983	4,402	2,367	1,983	4,402
Private corporations/other financial institutions’ bonds	455	312	1,540	250	96
Other government bonds and securities	—	375	214	—	—
Other government treasury notes	38	50	148	38	50
Private corporations/other financial institutions’ commercial paper	—	478	278	—	478
Other securities	—	—	12	—	—
	2,477	5,763	4,709	2,271	5,031
Total listed investment securities	2,497	5,853	5,082	2,291	5,121
Unlisted – Australia
Other securities	398	376	—	—	—
	398	376	—	—	—
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	971	720	719	—	—
Private corporations’ Eurobonds	—	17	17	—	17
Private corporations/other financial institutions’ certificates of deposit/bills	—	—	147	—	—
Private corporations/other financial institutions’ bonds	3,524	4,452	2,446	108	215
Other government treasury notes	10	—	—	5	—
Private corporations/other financial institutions’ floating rate notes	21	30	—	21	30
Private corporations/other financial institutions’ promissory notes	45	65	83	—	—
Other securities	—	—	153	—	—
Total unlisted investment securities	4,969	5,660	3,565	134	262
Total investment securities	7,466	11,513	8,647	2,425	5,383

Market value information

Listed – Australia
Securities of Australian and semi-government authorities	—	—	26	—	—
Private corporations/other financial institutions’ bonds	—	50	52	—	50
Other securities	20	40	298	20	40
	20	90	376	20	90
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	1	146	147	—	—
US Treasury and other US Government agencies	—	5	11	—	5
Private corporations/other financial institutions’ certificates of deposit/bills	1,977	4,401	2,398	1,977	4,401
Private corporations/other financial institutions’ bonds	442	316	1,564	241	95
Other government bonds and securities	—	376	216	—	—
Other government treasury notes	38	50	148	38	50
Private corporations/other financial institutions’ commercial paper	—	479	292	—	479
Other securities	—	—	12	—	—
	2,458	5,773	4,788	2,256	5,030
Total listed investment securities at market value	2,478	5,863	5,164	2,276	5,120

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Unlisted – Australia
Other securities	398	376	—	—	—
	398	376	—	—	—
Unlisted – Overseas
Securities of or guaranteed by New Zealand Government	971	720	719	—	—
Private corporations’ Eurobonds	—	18	17	—	18
Private corporations/other financial institutions’ certificates of deposit/bills	—	—	147	—	—
Private corporations/other financial institutions’ bonds	3,524	4,452	2,446	108	215
Other government treasury notes	10	—	—	5	—
Private corporations/other financial institutions’ floating rate notes	21	30	—	21	30
Private corporations/other financial institutions’ promissory notes	45	65	83	—	—
Other securities	—	—	153	—	—
Total unlisted investment securities at market value	4,969	5,661	3,565	134	263
Total investment securities at market value	7,447	11,524	8,729	2,410	5,383

The following table reconciles gross unrealised profits and losses of the Group’s holdings of investment securities for the years shown below as at September 30:

	2005				2004
		Gross	Gross			Gross	Gross
	Amortised	unrealised	unrealised	Market	Amortised	unrealised	unrealised	Market
	cost	profits	losses	value	cost	profits	losses	value
	$m	$m	$m	$m	$m	$m	$m	$m
Securities of or guaranteed by UK/Irish governments	1	—	—	1	141	5	—	146
Securities of or guaranteed by New Zealand Government	971	—	—	971	720	—	—	720
US Treasury and other US Government agencies	—	—	—	—	5	—	—	5
Private corporations’ Eurobonds	—	—	—	—	17	1	—	18
Private corporations/other financial institutions’ certificates of deposit/bills	1,983	—	(6)	1,977	4,402	—	(1)	4,401
Private corporations/other financial institutions’ bonds	3,979	—	(13)	3,966	4,814	4	—	4,818
Other government bonds and securities	—	—	—	—	375	1	—	376
Other government treasury notes	48	—	—	48	50	—	—	50
Private corporations/other financial institutions’ commercial paper	—	—	—	—	478	1	—	479
Private corporations/other financial institutions’ floating rate notes	21	—	—	21	30	—	—	30
Private corporations/other financial institutions’ promissory notes	45	—	—	45	65	—	—	65
Other securities	418	—	—	418	416	—	—	416
Total	7,466	—	(19)	7,447	11,513	12	(1)	11,524

Maturities of investment securities

The following table analyses the maturity of the Group’s holdings of investment securities at September 30, 2005:

		0 to 1		1 to 5		5 to 10		Over 10
	$m	year	$m	year(s)	$m	years	$m	years
		yield pa		yield pa		yield pa		yield pa
Australia
Other securities	9	5.9%	409	5.9%	—	—	—	—
	9		409		—		—
Overseas
Securities of or guaranteed by UK/Irish governments	1	4.4%	—	—	—	—	—	—
Securities of or guaranteed by New Zealand Government	971	6.6%	—	—	—	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	1,983	3.7%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	940	6.0%	3,039	4.4%	—	—	—	—
Other government treasury notes	48	4.4%	—	—	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	3	0.9%	18	4.1%	—	—	—	—
Private corporations/other financial institutions’ promissory notes	45	7.2%	—	—	—	—	—	—
	3,991		3,057		—		—
Total maturities at carrying value	4,000		3,466		—		—
Total maturities at market value	4,035		3,412		—		—

Proceeds from maturities of investment securities during 2005 were $30,058 million (2004: $12,373 million, 2003: $18,578 million).  The majority of those relate to the maturity of short-dated investment securities.  Proceeds from the sale of investment securities during 2005 were $126 million (2004: $147 million, 2003: $18 million). Gross profits of $nil (2004: $nil, 2003: $1 million) and gross losses of $nil (2004: $1 million, 2003: $nil) were realised on sale during 2005.

15 Investments relating to life insurance business

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Equity security investments
Direct	6,573	6,364	—	—
Indirect	38,225	29,514	—	—
	44,798	35,878	—	—
Debt security investments
Interest-earning securities
National government	1,397	732	—	—
Other public sector	347	1,077	—	—
Private sector	3,858	3,194	—	—
	5,602	5,003	—	—
Properties
Direct	4	15	—	—
Indirect	96	117	—	—
	100	132	—	—
Total investments relating to life insurance business	50,500	41,013	—	—

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

Investment assets held in statutory funds are not available for use by other parts of the Group’s business (refer to notes 1(o) and 55).

16 Loans and advances

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Australia
Overdrafts	5,036	4,442	5,036	4,442
Credit card outstandings	4,194	4,030	4,194	4,030
Market rate advances	124	89	124	89
Lease finance	9,488	8,104	9,317	7,920
Housing loans	105,419	91,259	105,419	91,259
Other term lending	43,113	37,970	43,001	37,858
Equity participation in leveraged leases	20	60	20	60
Other lending	3,367	2,453	2,488	2,052
	170,761	148,407	169,599	147,710
Overseas
Overdrafts (1)	7,266	8,525	123	246
Credit card outstandings	2,575	2,846	—	—
Market rate advances (1)	683	450	683	450
Lease finance	6,418	7,863	17	25
Housing loans	34,062	34,514	117	120
Other term lending (1)	41,631	46,266	7,964	9,663
Redeemable preference share finance	—	2,033	—	—
Other lending	1,208	1,474	162	425
	93,843	103,971	9,066	10,929
Total gross loans and advances	264,604	252,378	178,665	158,639
Deduct: Unearned income	(2,133)	(2,024)	(1,301)	(1,093)
Provision for doubtful debts (refer to note 17)	(2,418)	(2,518)	(1,581)	(1,511)
Total net loans and advances	260,053	247,836	175,783	156,035

Leasing receivables included in lease finance net of unearned income:
Current	1,789	2,057	255	281
Non-current	12,595	12,558	7,967	6,784
Total leasing receivables included in lease finance	14,384	14,615	8,222	7,065

(1)       A change has been made to the classification of certain loans and advances from ‘overdrafts’ to ‘market rate advances’ and ‘other term lending’. Comparative information has been restated to reflect this reclassification of $450 million to ‘market rate advances’ and $5,346 million to ‘other term lending’, respectively. Refer to note 1(d) for further information.

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

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Australia
Government and public authorities	607	620	498	1,588	425
Agriculture, forestry, fishing and mining	4,430	6,023	5,368	4,890	5,251
Financial, investment and insurance	5,093	6,102	6,053	3,053	4,807
Real estate – construction	5,587	1,728	1,935	1,807	1,941
Manufacturing	2,417	2,492	2,630	2,034	3,263
Real estate – mortgage	105,419	91,259	83,018	68,461	55,629
Instalment loans to individuals and other personal lending (including credit cards)	21,642	13,529	12,473	11,352	9,850
Lease financing	9,508	8,164	7,596	7,168	7,073
Other commercial and industrial (1)	16,058	18,490	16,528	16,450	15,174
	170,761	148,407	136,099	116,803	103,413
Overseas
Government and public authorities	367	801	732	1,435	1,120
Agriculture, forestry, fishing and mining	6,125	6,613	5,718	6,002	5,473
Financial, investment and insurance	6,107	7,387	7,441	7,834	6,003
Real estate – construction	2,141	3,072	2,511	3,273	3,312
Manufacturing	5,473	5,968	6,233	6,745	6,476
Real estate – mortgage	34,062	34,514	28,469	27,615	26,010
Instalment loans to individuals and other personal lending (including credit cards)	10,410	12,596	13,059	13,294	12,903
Lease financing	6,418	7,863	7,381	8,714	8,703
Other commercial and industrial (1)	22,740	25,157	22,265	25,598	29,051
	93,843	103,971	93,809	100,510	99,051
Total gross loans and advances	264,604	252,378	229,908	217,313	202,464
Deduct: Unearned income	(2,133)	(2,024)	(1,933)	(1,914)	(1,922)
Provision for doubtful debts (refer to note 17)	(2,418)	(2,518)	(2,240)	(2,470)	(2,715)
Total net loans and advances	260,053	247,836	225,735	212,929	197,827

(1)       At September 30, 2005, there were no concentrations of other commercial and industrial loans exceeding 10% of total loans and advances.

Concentrations of credit risk by geographical location are based on the geographical location of the office in which the loans or advances are booked. The amounts shown are net of unearned income and provision for doubtful debts:

Australia	167,966	145,962	133,855	114,592	100,978
Europe	53,654	64,183	57,553	64,856	64,600
New Zealand	34,524	31,916	27,555	25,267	23,250
United States	2,200	2,451	3,271	4,311	4,293
Asia	1,709	3,324	3,501	3,903	4,706
Total net loans and advances	260,053	247,836	225,735	212,929	197,827

The following tables show the maturity distribution of loans and advances to customers and interest rate sensitivity of such loans and advances for the Group as at September 30, 2005:

	Group
	0 to 1	1 to 5	Over 5
	year (1)	year(s)	years	Total
	$m	$m	$m	$m
Maturity distribution of loans and advances

Australia
Government and public authorities	178	177	252	607
Agriculture, forestry, fishing and mining	1,793	2,064	573	4,430
Financial, investment and insurance	2,093	2,593	407	5,093
Real estate – construction	1,769	2,384	1,434	5,587
Manufacturing	773	1,270	374	2,417
Real estate – mortgage	22,603	4,302	78,514	105,419
Instalment loans to individuals and other personal lending (including credit cards)	12,796	8,368	478	21,642
Lease financing	821	8,115	572	9,508
Other commercial and industrial	4,758	5,967	5,333	16,058
	47,584	35,240	87,937	170,761

	Group
	0 to 1	1 to 5	Over 5
	year (1)	year(s)	years	Total
	$m	$m	$m	$m
Overseas
Government and public authorities	194	142	31	367
Agriculture, forestry, fishing and mining	2,730	1,425	1,970	6,125
Financial, investment and insurance	2,592	2,952	563	6,107
Real estate – construction	1,317	665	159	2,141
Manufacturing	2,272	1,730	1,471	5,473
Real estate – mortgage	7,053	2,891	24,118	34,062
Instalment loans to individuals and other personal lending (including credit cards)	7,265	2,686	459	10,410
Lease financing	1,490	2,257	2,671	6,418
Other commercial and industrial	8,916	7,854	5,970	22,740
	33,829	22,602	37,412	93,843
Total gross loans and advances	81,413	57,842	125,349	264,604

Interest rate sensitivity of loans and advances
Variable interest rates (2)
Australia	36,737	5,242	65,340	107,319
Overseas	21,823	12,192	20,584	54,599
Fixed interest rates
Australia	10,847	29,998	22,597	63,442
Overseas	12,006	10,410	16,828	39,244
Total gross loans and advances	81,413	57,842	125,349	264,604

(1)       Overdrafts are not subject to a repayment schedule. Due to their characteristics, overdrafts are categorised as due within one year.

(2)       For a range of credit products that the Group classifies as variable, the Group is required to give a period of notice before a change in the applicable interest rate is effective.

Securitisation of loans

No loans were securitised during the 2005 year. During the year ended September 30, 2004, the Group securitised Australian residential mortgage loans amounting to $2,483 million and during the year ended September 30, 2001, the Group securitised Australian residential mortgage loans amounting to $1,924 million. Outstanding securitised loans of the programs totalled $1,919 million as at September 30, 2005 (2004: $2,788 million, 2003: $585 million). The securities issued pursuant to the securitisation programs do not represent liabilities of the Company or the Group. Neither the Company nor the Group stands behind the securities’ capital value or performance of securities or assets of the programs except to the limited extent provided in the transaction documents for programs through provision of arm’s length services and facilities (refer to note 1(ff)). The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities. The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support. The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances. The Company has transacted with the special purpose entities (SPEs) on an arm’s length basis to act as servicer in relation to the loans and to provide the SPEs with fixed and basis swaps and limited redraw facilities.

17 Provisions for doubtful debts

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Specific provision for doubtful debts	358	412	463	233	255
General provision for doubtful debts	2,064	2,116	1,793	1,351	1,261
Total provision for doubtful debts	2,422	2,528	2,256	1,584	1,516
Deduct: Specific provision for off-balance sheet credit-related commitments (1)	(4)	(10)	(16)	(3)	(5)
Net provision for doubtful debts (refer to note 16)	2,418	2,518	2,240	1,581	1,511

(1)       The specific provision for off-balance sheet credit-related commitments is shown as a liability in the financial report (refer to note 29).

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Reconciliation of movements in provisions for doubtful debts

Specific provision
Balance at beginning of year	412	463	553	255	321
Transfer from general provision	422	553	746	191	314
Bad debts written off	(599)	(804)	(1,015)	(249)	(443)
Bad debts recovered	195	199	217	77	65
Provision of controlled entities sold (1)	(21)	—	—	—	—
Foreign currency translation and other adjustments (2)	(51)	1	(38)	(41)	(2)
Balance at end of year	358	412	463	233	255
General provision
Balance at beginning of year	2,116	1,793	2,022	1,261	1,062
Transfer to specific provision	(422)	(553)	(746)	(191)	(314)
Charge to profit and loss account	534	559	633	294	325
Charge to profit and loss account – revision of accounting estimate (3)	—	292	—	—	190
Provision of controlled entities sold (1)	(92)	—	—	—	—
Foreign currency translation and other adjustments	(72)	25	(116)	(13)	(2)
Balance at end of year	2,064	2,116	1,793	1,351	1,261
Total provision for doubtful debts	2,422	2,528	2,256	1,584	1,516

(1)       Relates to the sale of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited, on February 28, 2005.

(2)       In 2005, this includes a $41 million reduction in the specific provision for doubtful debts that arose on the sale of certain loans during the year.

(3)       Refer to note 5(a).

Provisions for doubtful debt ratios

Specific provision as a percentage of risk-weighted assets
On-balance sheet exposures	0.12%	0.14%	0.18%
Off-balance sheet credit-related commitments	0.00%	0.00%	0.01%
Specific provision for doubtful debts as a percentage of risk-weighted assets	0.12%	0.14%	0.19%
Total provision for doubtful debts as a percentage of risk-weighted assets	0.84%	0.88%	0.89%
Net bad debts written off as a percentage of average loans and advances (1)	0.16%	0.25%	0.36%

(1)       Refer to note 39 for average loans and advances.

For a discussion of certain services provided by the former external auditor, KPMG, in connection with problem loan reviews and the Company’s related internal review of auditor independence refer to ‘certain services provided by the external auditor – matters related to independence’ on page 18 in the ‘business overview’ section.

Specific provision for doubtful debts by industry category

The following table provides an analysis of the Group’s specific provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years ended September 30:

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	17	22	71	75	34
Financial, investment and insurance	16	22	2	—	13
Real estate – construction	3	4	3	3	5
Manufacturing	73	16	—	7	15
Real estate – mortgage	—	—	9	3	—
Instalment loans to individuals and other personal lending (including credit cards)	35	23	7	3	14
Lease financing	12	12	—	12	8
Other commercial and industrial	65	83	164	217	253
	221	182	256	320	342

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Overseas
Agriculture, forestry, fishing and mining	24	22	10	22	14
Financial, investment and insurance	1	—	—	—	2
Real estate – construction	7	25	3	2	2
Manufacturing	3	5	2	1	24
Real estate – mortgage	1	2	4	5	6
Instalment loans to individuals and other personal lending (including credit cards)	65	62	74	84	111
Lease financing	9	9	10	9	10
Other commercial and industrial	27	105	104	110	75
	137	230	207	233	244
Total specific provision for doubtful debts	358	412	463	553	586

General provision for doubtful debts by industry category

The following table provides an analysis of the Group’s general provision for doubtful debts including off-balance sheet exposures by industry category for each of the five years ended September 30:

Australia
Government and public authorities	—	1	—	—	—
Agriculture, forestry, fishing and mining	57	51	33	46	69
Financial, investment and insurance	55	40	36	10	8
Real estate – construction	24	16	99	40	32
Manufacturing	46	52	48	75	120
Real estate – mortgage	40	68	34	21	62
Instalment loans to individuals and other personal lending (including credit cards)	241	175	157	205	184
Lease financing	80	70	60	63	94
Other commercial and industrial	715	663	488	512	571
	1,258	1,136	955	972	1,140
Overseas
Government and public authorities	1	1	—	—	—
Agriculture, forestry, fishing and mining	66	73	52	48	31
Financial, investment and insurance	21	19	14	7	6
Real estate – construction	20	17	107	98	46
Manufacturing	75	76	52	47	56
Real estate – mortgage	22	31	9	19	72
Instalment loans to individuals and other personal lending (including credit cards)	151	233	269	382	339
Lease financing	60	23	23	31	41
Other commercial and industrial	390	507	312	418	476
	806	980	838	1,050	1,067
Total general provision for doubtful debts	2,064	2,116	1,793	2,022	2,207

Bad debts written off and bad debts recovered by industry category

The following table provides an analysis of bad debts written off and bad debts recovered by industry category for each of the five years ended September 30. For further information, refer to asset quality disclosures in note 18.

Bad debts written off
Australia
Agriculture, forestry, fishing and mining	8	51	7	24	9
Financial, investment and insurance	3	9	4	17	9
Real estate – construction	3	1	5	8	8
Manufacturing	15	6	14	10	29
Real estate – mortgage	—	16	4	7	8
Instalment loans to individuals and other personal lending (including credit cards)	160	140	175	144	109
Lease financing	13	25	124	19	32
Other commercial and industrial	27	127	157	136	108
	229	375	490	365	312

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Overseas
Agriculture, forestry, fishing and mining	3	6	18	3	7
Financial, investment and insurance	—	2	—	2	—
Real estate – construction	21	3	4	16	9
Manufacturing	8	15	31	35	27
Real estate – mortgage	—	—	1	2	2
Instalment loans to individuals and other personal lending (including credit cards)	278	294	340	386	289
Lease financing	7	4	14	11	9
Other commercial and industrial	53	105	117	165	83
	370	429	525	620	426
Total bad debts written off	599	804	1,015	985	738

Bad debts recovered
Australia
Agriculture, forestry, fishing and mining	1	3	1	3	1
Financial, investment and insurance	3	—	1	—	7
Real estate – construction	—	2	—	1	—
Manufacturing	1	2	1	2	1
Real estate – mortgage	—	—	2	1	1
Instalment loans to individuals and other personal lending (including credit cards)	57	43	60	43	40
Lease financing	2	4	3	3	3
Other commercial and industrial	7	9	2	9	6
	71	63	70	62	59
Overseas
Financial, investment and insurance	1	—	—	4	5
Real estate – construction	—	—	1	—	—
Instalment loans to individuals and other personal lending (including credit cards)	97	103	102	83	56
Other commercial and industrial	26	33	44	22	31
	124	136	147	109	92
Total bad debts recovered	195	199	217	171	151

18 Asset quality disclosures

The following tables provide an analysis of the asset quality of the Group’s impaired loans and advances for each of the last five years ended September 30. Gross amounts have been prepared without regard to security available for such loans and advances.  The inclusion of past due loans and restructured loans in both tables does not necessarily indicate that such loans are doubtful.  Refer to note 1(p) for a description of the Group’s accounting policy for provision for doubtful debts and asset quality.

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Non-accrual loans (1) (2)
Gross
Australia	756	700	912	1,109	1,166
Overseas	266	530	721	702	773
	1,022	1,230	1,633	1,811	1,939
Specific provision for doubtful debts
Australia	201	164	238	299	325
Overseas	115	211	184	201	203
	316	375	422	500	528
Net
Australia	555	536	674	810	841
Overseas	151	319	537	501	570
Total net non-accrual loans	706	855	1,211	1,311	1,411

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Restructured loans
Australia	5	—	—	6	4
Overseas	—	41	—	—	—
Total restructured loans	5	41	—	6	4

Assets acquired through security enforcement
Real estate
Overseas	—	5	—	—	—
	—	5	—	—	—
Other assets
Overseas	—	—	2	3	4
	—	—	2	3	4
Total assets acquired through security enforcement	—	5	2	3	4

Total impaired assets
Gross
Australia	761	700	912	1,115	1,170
Overseas	266	576	723	705	777
	1,027	1,276	1,635	1,820	1,947
Specific provision for doubtful debts
Australia	201	164	238	299	325
Overseas	115	211	184	201	203
	316	375	422	500	528
Net
Australia	560	536	674	816	845
Overseas	151	365	539	504	574
Total net impaired assets	711	901	1,213	1,320	1,419

(1)                 Includes loans amounting to $10 million gross, $4 million net (2004: $57 million gross, $24 million net, 2003: $98 million gross, $70 million net, 2002: $137 million gross, $93 million net, 2001: $170 million gross, $124 million net) where some concerns exist as to the ongoing ability of the borrowers to comply with existing loan terms, but on which no principal or interest payments are contractually past due.

(2)                 Includes off-balance sheet credit-related commitments amounting to $27 million gross, $23 million net (2004: $21 million gross, $10 million net, 2003: $37 million gross, $21 million net, 2002: $138 million gross, $33 million net, 2001: $219 million gross, $141 million net).

The following table provides information regarding loans past due 90 days or more.  During the year ended September 30, 2004, the Group revised its data collection procedures for establishing exposures 90 days or more past due.  Comparative information for the 2003 year was restated in the 2004 year.  It was impracticable to restate comparative information for years prior to 2003 on the same basis due to definitional differences impacting data and changes to the application of the 90 days past due test prescribed in APRA guidelines during that period.

Accruing loans past due 90 days or more with adequate security – revised basis (1)
Australia	582	766	436	—	—
Overseas	79	63	56	—	—
Total accruing loans past due 90 days or more with adequate security	661	829	492	—	—
Accruing loans past due 90 days or more with adequate security – former basis (1)
Australia	—	—	61	29	48
Overseas	—	—	45	254	286
Total accruing loans past due 90 days or more with adequate security	—	—	106	283	334

(1)                 In 2004, the Group revised its data collection procedures for establishing its accruing loans past due 90 days or more.  This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more.  Comparative information at September 30, 2003 was restated to include these loans.  Comparative information for earlier periods has not been restated as it is impracticable to do so.

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Accruing portfolio facilities past due 90 to 180 days
Gross
Australia	89	30	30	37	35
Overseas	69	33	34	46	83
	158	63	64	83	118
Specific provision for doubtful debts
Australia	21	18	18	22	18
Overseas	21	19	23	31	40
	42	37	41	53	58
Net
Australia	68	12	12	15	17
Overseas	48	14	11	15	43
Total net accruing portfolio facilities past due 90 to 180 days	116	26	23	30	60

Further analysis of non-accrual loans at year end and interest income received and foregone under the APRA asset quality disclosure guidelines is as follows for the Group for each of the last three years ended September 30:

	2005			2004			2003
	Gross	Specific provision	Net	Gross	Specific provision	Net	Gross	Specific provision	Net
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-accrual loans with provisions and:
No performance
Australia	322	196	126	290	131	159	382	223	159
Overseas	190	110	80	328	197	131	495	162	333
	512	306	206	618	328	290	877	385	492
Partial performance
Australia	226	5	221	226	6	220	—	—	—
Overseas	1	1	—	2	1	1	3	1	2
	227	6	221	228	7	221	3	1	2
Full performance
Australia	9	—	9	46	27	19	35	15	20
Overseas	6	4	2	21	13	8	73	21	52
	15	4	11	67	40	27	108	36	72
Non-accrual loans without provisions and:
No performance
Australia	109	—	109	36	—	36	448	—	448
Overseas	65	—	65	160	—	160	131	—	131
	174	—	174	196	—	196	579	—	579
Full performance
Australia	90	—	90	102	—	102	47	—	47
Overseas	4	—	4	19	—	19	19	—	19
	94	—	94	121	—	121	66	—	66
Total non-accrual loans	1,022	316	706	1,230	375	855	1,633	422	1,211

	Group
	2005	2004	2003
	$m	$m	$m
Interest income received and foregone
Interest and other income received and taken to the profit and loss account on non-accrual loans and restructured loans
Australia	21	18	9
Overseas	—	4	1
	21	22	10
Net interest and other income foregone on non-accrual loans and restructured loans
Australia	65	66	65
Overseas	16	24	31
	81	90	96

Additional information in respect of impaired assets
Fair value of security (1)
Non-accrual loans
Australia	384	415	530
Overseas	151	277	457
	535	692	987

Loans newly classified into impaired asset categories during the year
Australia	488	331	619
Overseas	205	606	754
	693	937	1,373

(1)                 Fair value of security is the amount for which that security could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction.  Amounts of security held in excess of the outstanding balance of individual non-accrual or restructured loans are not included in this table.

19 Shares in controlled entities, joint venture entities and other securities

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Shares in controlled entities
At cost	—	—	11,150	11,562
Deduct: Provision for diminution in value	—	—	(145)	(138)
	—	—	11,005	11,424
Interests in joint venture entities	—	51	—	—
Shares in other securities
At cost	118	170	34	37
Deduct: Provision for diminution in value	(56)	(63)	(22)	(29)
	62	107	12	8
Units in unlisted trusts (at cost)	13	—	—	—
Total shares in controlled entities, joint venture entities, other securities and units in unlisted trusts	75	158	11,017	11,432

Market value information
Shares in other securities	62	107	12	8
Units in unlisted trusts	13	—	—	—
Total shares in other securities and units in unlisted trusts at market value	75	107	12	8

Interests in joint venture entities

					Investment
Name	Principal activity	Joint venture reporting date	Ownership interest	Voting interest	carrying amount
					2005	2004
					$m	$m
Dark City Partnership (1)	Investment	December 31	50%	50%	—	19
Matrix Film Investment Partnership (1)	Investment	June 30	60%	50%	—	32

(1)                 The Group’s interest in the Dark City Partnership and Matrix Film Investment Partnership was dissolved during the year, with the Group receiving its share of the partnership capital.  The ownership and voting interest disclosed represents the Group’s interest prior to the partnership being dissolved.

	Group
	2005	2004
	$m	$m
The Group’s share of the joint venture entities’ results consists of:

Revenues from ordinary activities	1	662
Expenses from ordinary activities	(1)	(642)
Profit from ordinary activities before income tax expense	—	20
Income tax expense relating to ordinary activities	—	—
Net profit – accounted for using the equity method	—	20

The Group’s share of the joint venture entities’ assets and liabilities consists of:

Other investments	—	47
Other assets	—	4
Total assets	—	51
Total liabilities	—	—

The Group’s share of the joint venture entities’ post-acquisition profits consists of:

Share of the joint venture entities’ accumulated losses at beginning of year	(3)	(17)
Share of the joint venture entities’ net profit	—	20
Contributions to/(distributions from) joint venture entities	3	(6)
Share of the joint venture entities’ accumulated losses at end of year	—	(3)

Movements in the Group’s carrying amount of the joint venture entities consists of:

Carrying amount at beginning of year	51	675
Share of the joint venture entities’ net profit	—	20
Return of partnership capital	(54)	(638)
Contributions to/(distributions from) joint venture entities	3	(6)
Carrying amount at end of year	—	51

20 Regulatory deposits

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Central banks overseas	118	177	67	93
Total regulatory deposits	118	177	67	93

21 Property, plant and equipment

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Land and buildings
Freehold
At cost (acquired subsequent to previous valuation date)	14	12	—	—
At directors’ valuation	384	524	24	24
Leasehold
At cost (acquired subsequent to previous valuation date) (1)	33	24	18	20
At directors’ valuation	17	78	—	—
Deduct: Accumulated depreciation on buildings	(10)	(9)	(8)	(7)
	438	629	34	37
Leasehold improvements
At cost (1)	949	920	653	602
Deduct: Accumulated amortisation	(470)	(440)	(350)	(313)
	479	480	303	289
Furniture, fixtures and fittings and other equipment
At cost	601	658	119	86
Under finance lease	29	31	1	—
Deduct: Accumulated depreciation and amortisation	(422)	(472)	(94)	(65)
	208	217	26	21
Data processing equipment
At cost	1,341	1,459	726	722
Under finance lease	20	30	1	8
Deduct: Accumulated depreciation and amortisation	(1,126)	(1,213)	(591)	(577)
	235	276	136	153
Application software
At cost	985	883	587	526
At recoverable amount	87	87	72	72
Deduct: Accumulated amortisation	(458)	(315)	(318)	(220)
	614	655	341	378
Total property, plant and equipment	1,974	2,257	840	878

(1)                 A change has been made to the classification of certain leasehold assets from leasehold land and buildings to leasehold improvements.  As a result, 2004 comparative information has been reclassified by $70 million.

Reconciliations of movements in property, plant and equipment

Land and buildings
Balance at beginning of year	629	574	37	35
Additions (1)	26	20	1	3
Net amount of revaluation increments less decrements (2)	1	71	1	5
Disposals	(15)	(29)	(1)	(4)
Disposals from sale of controlled entities (3)	(146)	—	—	—
Depreciation	(15)	(14)	(4)	(2)
Net foreign currency movements arising from self-sustaining foreign operations	(42)	7	—	—
Balance at end of year	438	629	34	37

Leasehold improvements
Balance at beginning of year	480	382	289	277
Additions (1)	98	163	61	58
Disposals	(9)	(12)	(2)	(7)
Disposals from sale of controlled entities (3)	(15)	—	—	—
Amortisation	(68)	(55)	(44)	(39)
Net foreign currency movements arising from self-sustaining foreign operations	(7)	2	(1)	—
Balance at end of year	479	480	303	289

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Furniture, fixtures and fittings and other equipment
Balance at beginning of year	217	303	21	30
Additions	84	41	14	6
Disposals	(4)	(64)	(1)	(6)
Disposals from sale of controlled entities (3)	(25)	—	—	—
Depreciation and amortisation	(52)	(68)	(8)	(9)
Net foreign currency movements arising from self-sustaining foreign operations	(12)	5	—	—
Balance at end of year	208	217	26	21

Data processing equipment
Balance at beginning of year	276	284	153	170
Additions	103	111	58	56
Disposals	(14)	(7)	(2)	(1)
Disposals from sale of controlled entities (3)	(8)	—	—	—
Depreciation and amortisation	(115)	(115)	(73)	(72)
Net foreign currency movements arising from self-sustaining foreign operations	(7)	3	—	—
Balance at end of year	235	276	136	153

Application software
Balance at beginning of year	655	955	378	654
Additions	241	325	143	121
Disposals and write-offs	(93)	(37)	(66)	(32)
Write-down of impaired assets (4)	—	(409)	—	(239)
Amortisation	(173)	(189)	(113)	(127)
Net foreign currency movements arising from self-sustaining foreign operations	(16)	10	(1)	1
Balance at end of year	614	655	341	378

(1)                 A change has been made to the classification of certain leasehold assets from leasehold land and buildings to leasehold improvements.  As a result, 2004 comparative information has been reclassified by $70 million.

(2)                 The fair values of freehold and leasehold land and buildings have been determined by directors based on advice from independent valuers and regular independent valuations.  Such valuations were performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction at the valuation date (refer to note 1(s)).

(3)                 Relates to the sale of National Europe Holdings (Ireland) Limited, the immediate parent of Northern Bank Limited and National Irish Bank Limited, on February 28, 2005 (refer to note 5(a)).

(4)                 Write-down of impaired application software in 2004, classified as a significant item.  Refer to note 5(a).

22 Income tax assets

Income tax receivable	100	66	—	66
Future income tax benefits	1,430	1,301	918	810
Total income tax assets	1,530	1,367	918	876

Future income tax benefits comprise:
Specific provision for doubtful debts	74	56	70	49
General provision for doubtful debts	621	636	401	380
Other provisions	702	513	414	286
Statutory funds	—	77	—	77
Tax losses	33	19	33	18
Total future income tax benefits	1,430	1,301	918	810

Future income tax benefits not brought to account

Future income tax benefits have not been brought to account for the following items as realisation of the benefits is not regarded as virtually certain:

Capital gains tax losses (1)	1,873	1,786	872	871
Income tax losses	56	49	15	26
Timing differences	37	11	21	10

(1)                 Includes maximum Australian and US capital gains tax losses in relation to the sale of SR Investment, Inc. and the return of capital.

These future income tax benefits will only be obtained if:

•               future assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised;

•               the conditions for deductibility imposed by tax legislation continue to be complied with; and

•               no changes in tax legislation adversely affect the Group in realising the benefit.

23 Goodwill

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
At cost	2,337	2,426	—	—
Deduct: Accumulated amortisation	(1,815)	(1,794)	—	—
Total goodwill	522	632	—	—

24 Other assets

Accrued interest receivable	1,751	1,505	1,248	727
Prepayments	159	112	60	49
Receivables from liquidator (1)	24	44	17	17
Receivables	1,009	961	636	445
Mortgage loans held for sale	—	40	—	—
Excess of net market value over net assets of life insurance controlled entities	5,219	4,904	—	—
Other life insurance assets (2)
Accrued income receivable	43	48	—	—
Outstanding premiums receivable	75	82	—	—
Unsettled investment transactions	12	11	—	—
Other	68	88	—	—
Prepaid pension costs	502	582	—	—
Operating leases residual value	1,122	1,091	130	105
Other	2,059	2,173	866	1,092
Total other assets	12,043	11,641	2,957	2,435

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

Excess of net market value over net assets of life insurance controlled entities

Life insurance entities within the Group are required to value their investments in controlled entities at market value, with components of the change in the excess of net market value over net assets reflected on the Group’s statement of financial performance (refer to note 1(o) and 1(u)). Valuations shown are directors’ valuations.  The valuations used are based on discounted cash flow valuations prepared by Tillinghast, using for Australian and New Zealand entities, risk discount rates specified by the directors.

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

	Group 2005			Group 2004
	Net market value (1)	Net assets	Excess of net market value over net assets	Net market value (1)	Net assets	Excess of net market value over net assets
	$m	$m	$m	$m	$m	$m
Insurance	3,312	868	2,444	2,998	820	2,178
Investments	3,798	1,006	2,792	3,455	727	2,728
Other	(52)	(35)	(17)	56	58	(2)
Total	7,058	1,839	5,219	6,509	1,605	4,904

(1)                 Significant assumptions used in the valuation basis underlying the directors’ valuations include:

•                           the valuations are based on the present value of estimated after-tax distributable profits together with the present value of 70% of attaching imputation credits in the case of Australian and New Zealand entities;

	2005	2004
• present values have been determined at the following risk discount rates:
Life insurance business within Australia	10.9%	11.0%
Investment business within Australia	10.9-12.0%	11.0-12.1%
Business written in British pounds within the UK	10.0%	10.5%
Business written in NZ dollars within New Zealand	11.4-12.5%	11.7-12.8%
Life insurance business written in US dollars within Indonesia	13.0%	12.5%
Life insurance business written in Indonesian rupiah within Indonesia	17.0%	17.5%
Life insurance business written in US dollars within Hong Kong	12.0%	12.0%
Life insurance business written in Hong Kong dollars within Hong Kong	12.0%	12.0	%; and

•                            in the case of the life insurance entities, the value of future new business has been determined by applying a multiplier to the value of one year’s sales. The average multipliers used were as follows:

Life insurance business in Australia	9.6	9.6
Investment business within Australia	8.7	8.9
MLC (Hong Kong) Limited	9.0	9.0
PT MLC Life Indonesia	2.0	3.0
Business written in NZ dollars within New Zealand	9.9	7.1.

The following table provides an explanation of the changes in the Group’s excess of net market value over net assets of NAFiM’s controlled entities from 2004 to 2005:

	Increase/ (decrease) in value of in force business	Increase/ (decrease) in value of future new business	Total increase/ (decrease) in excess of net market value over net assets
	$m	$m	$m
Insurance	299	(33)	266
Investments	72	(8)	64
Other	2	(17)	(15)
Total	373	(58)	315

25 Due to other financial institutions

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Interest-bearing (1)	11,042	12,660	11,042	12,660
Non-interest-bearing	261	28	261	28
	11,303	12,688	11,303	12,688
Overseas
Interest-bearing	24,600	30,591	20,912	27,256
Non-interest-bearing	419	489	390	455
	25,019	31,080	21,302	27,711
Total due to other financial institutions	36,322	43,768	32,605	40,399

(1)                 Changes have been made to the classification of certain exposures between ‘deposits and other borrowings’ and ‘due to other financial institutions’.  As a result, a corresponding reclassification of net $1,724 million has been made from ‘deposits and other borrowings’ to ‘due to other financial institutions’ to comparative information for the 2004 year to reflect this change.  Refer to note 1(d) for further information.

26 Deposits and other borrowings

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Deposits
Deposits not bearing interest	6,544	6,050	6,544	6,050
On-demand and short-term deposits (1) (2)	51,694	45,735	51,694	45,735
Certificates of deposit	13,934	19,357	13,934	19,311
Term deposits	34,065	32,057	34,065	32,057
Securities sold under agreements to repurchase (2)	2,429	1,700	2,429	1,700
Borrowings	10,160	11,388	10,053	11,280
	118,826	116,287	118,719	116,133
Overseas
Deposits
Deposits not bearing interest	4,437	7,466	594	551
On-demand and short-term deposits (1)	33,008	37,379	3,848	2,816
Certificates of deposit	12,835	14,773	7,536	11,581
Term deposits	29,510	34,155	11,466	13,506
Securities sold under agreements to repurchase	2,679	1,109	2,679	1,109
Borrowings	7,784	7,859	—	—
	90,253	102,741	26,123	29,563
Total deposits and other borrowings	209,079	219,028	144,842	145,696

(1)                 Deposits available on demand or lodged for periods of less than 30 days.

(2)                 Changes have been made to the classification of certain exposures from ‘on demand and short-term deposits’ to ‘due to other financial institutions’ and ‘securities sold under agreements to repurchase’.  A corresponding reclassification to comparative information for the 2004 year has been made to reflect these changes. Refer to note 1(d) for further information.

Funds are derived from well-diversified resources spread over the following geographic locations.  Concentrations of deposits and other borrowings by geographical location are based on the geographical location of the office in which the deposits and other borrowings are recognised.

Australia	118,826	116,287
Europe	46,648	62,133
New Zealand	26,172	25,643
United States	13,390	11,287
Asia	4,043	3,678
Total deposits and other borrowings	209,079	219,028

Maturities of deposits

The following table shows the maturity profile of all certificates of deposit, and additionally term deposits issued with a value of $100,000 or more at September 30, 2005.

	0 to 3 month(s)	3 to 6 months	6 to 12 months	Over 12 months	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	12,017	1,629	274	14	13,934
Term deposits	22,521	2,343	2,155	201	27,220
	34,538	3,972	2,429	215	41,154
Overseas
Certificates of deposit	9,529	2,512	652	142	12,835
Term deposits	18,788	3,739	1,563	1,609	25,699
	28,317	6,251	2,215	1,751	38,534
Total certificates of deposit and term deposits	62,855	10,223	4,644	1,966	79,688

Short-term borrowings

Short-term borrowings of the Group include the commercial paper programs of the Company, National Australia Funding (Delaware), Inc., and Bank of New Zealand.  The following table sets forth information concerning the Group’s commercial paper programs for each of the last three years ended September 30:

	Group
	2005	2004	2003
	$m	$m	$m
Commercial paper
Balance outstanding at balance date	16,690	17,868	14,555
Maximum outstanding at any month end	27,239	20,592	16,621
Approximate average amount outstanding during the year	17,667	16,343	10,867
Approximate weighted average interest rate on
Balance outstanding at balance date (per annum)	3.5%	2.2%	1.6%
Average amount outstanding during the year (per annum)	3.1%	1.9%	2.1%

27 Life insurance policy liabilities

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Business valued by projection method
Value of future policy benefits	5,625	5,074	—	—
Future bonuses	564	511	—	—
Value of future expenses	1,417	1,182	—	—
Future profit margins	2,141	1,449	—	—
Value of future premiums	(6,909)	(5,653)	—	—
Total business valued by projection method	2,838	2,563	—	—
Business valued by accumulation method
Value of future policy benefits	39,567	34,057	—	—
Future charges for acquisition costs	(440)	(626)	—	—
Total business valued by accumulation method	39,127	33,431	—	—
Unvested policyholder benefits	158	140	—	—
Total policy liabilities (1)	42,123	36,134	—	—

(1)                 Included in the above policy liabilities are capital guarantees of $3,954 million (2004: $4,502 million) provided on annuity products, money invested in the cash options of investment-linked business, whole of life and endowment policies and investment account policies.

The calculation of policy liabilities is subject to various actuarial assumptions which are summarised in note 54.  All policy liabilities relate to the business conducted in the statutory funds, including international life insurance funds, and will be settled from the assets of each statutory fund (refer to note 1(x)).

28 Income tax liabilities

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Provision for income tax	131	203	20	55
Provision for deferred income tax	1,250	975	984	685
Total income tax liabilities	1,381	1,178	1,004	740

Provision for deferred income tax comprises:
Lease finance	38	34	38	34
Leveraged leasing	74	74	74	74
Depreciation	143	124	62	67
Statutory funds	512	218	512	218
Prepaid pension costs	160	180	—	—
Other timing differences	323	345	298	292
Total provision for deferred income tax	1,250	975	984	685

29 Provisions

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Employee entitlements	719	594	607	492
Non-lending losses	215	148	162	38
Restructuring costs (1)	475	86	254	28
Specific provision for off-balance sheet credit-related commitments	4	10	3	5
Other	410	291	111	66
Total provisions	1,823	1,129	1,137	629

Provision for restructuring costs comprises:
Termination benefits and outplacement	295	47	167	5
Occupancy-related	129	29	71	19
Other	51	10	16	4
Total provision for restructuring costs (1)	475	86	254	28

(1)                 Refer to note 5(a) for further details regarding significant restructuring costs recognised in the 2005 year.

Reconciliations of movements in provisions

Non-lending losses
Balance at beginning of year	148	174	38	111
Provision	189	116	159	38
Payments	(85)	(68)	(35)	(37)
Sale of controlled entities (1)	(27)	—	—	—
Provision no longer required and net foreign currency movements (2)	(10)	(74)	—	(74)
Balance at end of year	215	148	162	38

Restructuring costs
Balance at beginning of year	86	159	28	78
Provision (3)	613	12	315	—
Payments	(185)	(85)	(78)	(50)
Sale of controlled entities (1)	(8)	—	—	—
Provision no longer required and net foreign currency movements	(31)	—	(11)	—
Balance at end of year	475	86	254	28

Specific provision for off-balance sheet credit-related commitments (4)
Balance at beginning of year	10	16	5	10
Provision no longer required and net foreign currency movements	(6)	(6)	(2)	(5)
Balance at end of year	4	10	3	5

Other
Balance at beginning of year	291	339	66	93
Provision	388	27	106	—
Payments	(221)	(57)	(60)	(27)
Sale of controlled entities (1)	(28)	—	—	—
Provision no longer required and net foreign currency movements	(20)	(18)	(1)	—
Balance at end of year	410	291	111	66

(1)                 Relates to the sale of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited, on February 28, 2005.

(2)                 In 2004, this amount includes $64 million in relation to the write-back of the HomeSide US revision of accounting estimate.  Refer to note 5(a).

(3)                 In 2005, this includes restructuring provisions, which have been classified as a significant item.  Refer to note 5(a).

(4)                 Movements in the specific provision for off-balance sheet credit-related commitments represent transfers to or from the provision for doubtful debts.

30 Bonds, notes and subordinated debt

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Medium-term notes	30,038	21,797	29,522	21,302
Other senior notes	1,511	1,604	933	975
Subordinated medium-term notes	7,560	9,071	7,560	9,071
Other subordinated notes	108	108	108	108
Total bonds, notes and subordinated debt	39,217	32,580	38,123	31,456
Net premiums and deferred gains/(losses)	21	(7)	(15)	(7)
Total net bonds, notes and subordinated debt	39,238	32,573	38,108	31,449

The maturity analysis of bonds, notes and subordinated debt based on remaining maturity is set out in note 40.

Medium-term notes

The Group operates a number of medium-term notes programs:

•     under the Euro medium-term notes program of the Company, notes may be issued up to an aggregate amount of US$25,000 million for terms of three months or more.  At September 30, 2005, based on exchange rates at dates of issue, the Company had US$18,200 million outstanding under this program.  No further issues are envisaged under this program as it has been replaced by the global medium term-note program of the Company;

•                  under the debt issuance program of the Company, the aggregate issue amount is not limited.  At September 30, 2005, the Company had A$5,500 million outstanding under this program;

•                  under the Bank of New Zealand medium-term notes program, the aggregate issue amount is not limited but subject to the Asset and Liability Management Committee approval.  At September 30, 2005, the Group had NZ$607 million (gross) outstanding under this program;

•                  under the US medium-term notes program of the Company, US$2,600 million is currently available.  At September 30, 2005, the Company had US$1,300 million outstanding under this program;

•                  under the US medium-term notes program through the Company’s New York branch, notes may be issued up to an aggregate amount of US$1,000 million for terms of nine months or more.  At September 30, 2005, the Company had no outstanding issues under this program; and

•                  under the global medium-term note program of the Company, notes may be issued up to an aggregate amount of US$30,000 million.  At September 30, 2005, the Company had US$4,100 million outstanding under this program.

Outstanding medium-term notes issued by the Group pursuant to medium-term notes programs at September 30 were as follows:

AUD Euro medium-term notes (1)	2,734	2,485	2,734	2,485
CAD Euro medium-term notes (1)	1,232	826	1,232	826
CHF Euro medium-term notes (1)	634	—	634	—
EUR Euro medium-term notes (1)	4,076	3,509	4,076	3,509
GBP Euro medium-term notes (1)	2,876	3,635	2,876	3,635
HKD Euro medium-term notes (1)	1,188	1,023	1,188	1,023
JPY Euro medium-term notes (1)	782	889	782	889
NOK Euro medium-term notes (1)	101	103	101	103
NZD Euro medium-term notes (1)	546	529	546	529
SGD Euro medium-term notes (1)	85	91	85	91
USD Euro medium-term notes (1)	5,616	7,162	5,616	7,162
AUD debt issuance notes (2)	4,825	1,050	4,825	1,050
NZD Bank of New Zealand medium-term notes (3)	516	495	—	—
CAD global medium-term notes (4)	448	—	448	—
CHF global medium-term notes (4)	81	—	81	—
EUR global medium-term notes (4)	1,738	—	1,738	—
GBP global medium-term notes (4)	855	—	855	—
HKD global medium-term notes (4)	593	—	593	—
NZD global medium-term notes (4)	227	—	227	—
USD global medium-term notes (4)	885	—	885	—
Total medium-term notes	30,038	21,797	29,522	21,302

(1)                 Notes issued under the Company’s Euro medium-term notes program.

(2)                 Notes issued under the Company’s debt issuance program.

(3)                 Notes issued by Bank of New Zealand.

(4)                 Notes issued under the Company’s global medium-term notes program.

Other senior notes

Outstanding other senior notes issued by the Group under stand-alone programs as at September 30 were as follows:

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
AUD floating rate note (FRN) transferable certificates of deposit notes	933	975	933	975
GBP 250m Structured Finance Bond Issue due 09/03/2008	578	629	—	—
Total other senior notes	1,511	1,604	933	975

Subordinated notes

Certain notes are subordinated in right of payment to the claims of depositors and all other creditors of the Company.  Subordinated notes with an original maturity of at least five years constitute Tier 2 capital as defined by APRA for capital adequacy purposes.

Subordinated medium-term notes

Subordinated notes have been issued under the debt issuance program, Euro medium-term notes and the US medium-term notes programs of the Company, described above.

Outstanding subordinated medium-term notes issued by the Company under these programs as at September 30 were as follows:

USD subordinated Euro medium-term notes (1)
USD 300m subordinated Euro medium-term FRN due 03/12/2008	394	420	394	420
USD 200m subordinated Euro medium-term FRN due 05/08/2011	263	280	263	280
USD 300m subordinated Euro medium-term FRN due 08/29/2013	394	420	394	420
USD 750m subordinated Euro medium-term FRN due 06/23/2014	985	1,049	985	1,049
USD subordinated medium-term notes (2)
USD 400m 6.6% subordinated medium-term notes due 12/10/2007	525	560	525	560
USD 700m subordinated medium-term FRN due 05/19/2010 (3)	—	979	—	979
USD 900m 8.6% subordinated medium-term notes due 05/19/2010	1,181	1,258	1,181	1,258
EUR subordinated Euro medium-term notes (1)
EUR 600m subordinated Euro medium-term FRN due 09/23/2014	948	1,035	948	1,035
EUR 600m 3.875% subordinated Euro medium-term notes due 06/04/2015	948	1,035	948	1,035
EUR 500m 4.5% subordinated Euro medium-term notes due 06/23/2016	790	862	790	862
GBP subordinated Euro medium-term notes (1)
GBP 200m 5.375% subordinated Euro medium-term notes due 10/28/2015	462	503	462	503
AUD subordinated debt issuance (4)
AUD 450m 6.5% subordinated domestic medium-term note due 06/02/2014	450	450	450	450
AUD 220m subordinated domestic medium-term FRN due 06/02/2014	220	220	220	220
Total subordinated medium-term notes	7,560	9,071	7,560	9,071

(1)                 Notes issued under the Company’s Euro medium-term notes program.

(2)                 Notes issued under the Company’s US medium-term notes program.

(3)                 The call option to redeem the US$700 million US subordinated medium-term FRN due 05/19/2005 was exercised.  The FRN was redeemed in full.

(4)                 Notes issued under the Company’s debt issuance program.

Other subordinated notes

The Company has conducted a number of stand-alone subordinated note issues.

Outstanding other subordinated notes issued by the Company under stand-alone programs as at September 30 were as follows:

AUD 25m subordinated FRN due 06/08/2006 (1)	25	25	25	25
AUD 40m subordinated FRN due 06/08/2008 (1)	40	40	40	40
AUD 3m subordinated FRN due 06/08/2010 (1)	3	3	3	3
AUD 20m 7.5% subordinated notes due 12/15/2027	20	20	20	20
AUD 20m 7.5% subordinated notes due 06/15/2028	20	20	20	20
Total other subordinated notes	108	108	108	108

(1)                 These extendable notes were initially issued with a maturity of June 8, 2000.  As from June 8, 2004, $25 million have a maturity of June 8, 2006, $40 million have a maturity date of June 8, 2008, with the remaining $3 million having a maturity of June 8, 2010.

31 Other debt issues

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Perpetual floating rate notes	328	350	328	350
Exchangeable capital units	1,231	1,262	—	—
Total other debt issues	1,559	1,612	328	350

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

The notes are unsecured obligations of the Company, subordinated in that:

•                  payments of principal and interest on the notes will only be paid (although they remain payable) to the extent that, after such payment, the Company remains solvent;

•                  the payment of interest will also be optional if a dividend has not been declared, paid or made in the preceding 12 months; and

•                  in the event of the winding-up of the Company, the rights of the note holders will rank in preference only to the rights of preferred and ordinary shareholders and creditors whose claims rank, or are expressed to rank, after the note holders and coupon holders.

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

As a result of certain holders of exchangeable capital units exercising their options to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at September 30, 2005 is 39,011,250 (2004: 39,995,800).

The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after March 19, 2007, with the prior consent of APRA.

32 Other liabilities

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Accrued interest payable	1,760	1,623	1,346	1,000
Payables and accrued expenses	2,075	1,738	1,283	880
Notes in circulation	2,224	2,820	—	—
Other life insurance liabilities (1)
Unsettled investment liabilities	59	33	—	—
Outstanding policy claims	73	83	—	—
Reinsurance creditors	51	48	—	—
Other	199	103	—	—
Securities sold short	1,688	845	838	840
Other	5,620	6,334	3,753	3,880
Total other liabilities	13,749	13,627	7,220	6,600

(1)                 Life insurance statutory fund liabilities are quarantined and will be settled from the assets of the statutory funds (refer to note 1(o)).

33 Contributed equity

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	7,552	7,271	6,078	7,552	7,271
Ordinary shares, partly paid to 25 cents (1)	—	—	—	—	—
Preference shares, fully paid (2)	—	—	730	—	—

Other contributed equity
National Income Securities	1,945	1,945	1,945	1,945	1,945
Trust Preferred Securities	975	975	975	—	—
Trust Preferred Securities II (3)	1,014	—	—	1,014	—
	11,486	10,191	9,728	10,511	9,216

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

(3)                 On March 23, 2005, the Trust Preferred Securities II were issued.

Reconciliations of movements in contributed equity

Ordinary share capital
Balance at beginning of year	7,271	6,078	7,256	7,271	6,078
Shares issued
Dividend reinvestment plan	205	616	170	205	616
Underwriting of dividend reinvestment plan (1)	—	686	—	—	686
Executive option plan no. 2 (2)	44	52	135	44	52
Share purchase plan	—	—	80	—	—
Paying up of partly paid shares	1	1	2	1	1
Exchangeable capital units converted	31	—	—	31	—
Shares bought back	—	(162)	(1,565)	—	(162)
Balance at end of year	7,552	7,271	6,078	7,552	7,271

The number of ordinary shares on issue for the last three years at September 30 was as follows:

	Company
	2005	2004	2003
	No. ’000	No. ’000	No. ’000
Ordinary shares, fully paid
Balance at beginning of year	1,550,784	1,503,956	1,533,920
Shares issued
Dividend reinvestment plan	6,916	21,206	5,161
Bonus share plan	4,562	3,364	3,187
Underwriting of dividend reinvestment plan (1)	—	22,959	—
Staff share ownership plan (2)	894	803	501
Staff share allocation plan (2)	529	1,620	1,065
Executive option plan no. 2 (2)	1,795	2,225	6,395
Share purchase plan	—	—	2,435
Exchangeable capital units converted	1,611	7	—
Paying up of partly paid shares	97	116	241
Shares bought back	—	(5,472)	(48,949)
	1,567,188	1,550,784	1,503,956
Ordinary shares, partly paid to 25 cents
Balance at beginning of year	563	679	920
Paying up of partly paid shares	(97)	(116)	(241)
	466	563	679
Total number of ordinary shares on issue at end of year	1,567,654	1,551,347	1,504,635

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

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Preference shares
Balance at beginning of year	—	730	730	—	730
Preference shares bought back	—	(730)	—	—	(730)
Balance at end of year	—	—	730	—	—

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

On January 22, 2004, the Company bought back 36,008,000 TrUEPrSSM preference shares that were issued in connection with the issue of the 18,004,000 TrUEPrSSM.  The TrUEPrSSM were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure in the 2004 year included a reduction in the contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits, representing the reserve balance attributable to the entity that had issued these instruments.

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

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
National Income Securities
Balance at beginning of year	1,945	1,945	1,945	1,945	1,945
Balance at end of year	1,945	1,945	1,945	1,945	1,945

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

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Trust Preferred Securities
Balance at beginning of year	975	975	975	—	—
Balance at end of year	975	975	975	—	—

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

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Trust Preferred Securities II
Trust Preferred Securities II issued	1,014	—	—	1,014	—
Balance at end of year	1,014	—	—	1,014	—

On March 23, 2005, the Group raised US$800 million through the issue by National Capital Trust II (a controlled entity) of 800,000 Trust Preferred Securities at US$1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until March 23, 2015 equal to 5.486%.  For all distribution periods ending after March 23, 2015, each Trust Preferred Security earns a non-cumulative distribution, payable quarterly in arrears, equal to 1.5375% over three month LIBOR.  The securities are constituted by instruments governed by New York and Delaware law.

In certain limited circumstances, the Trust Preferred Securities will be redeemed for redeemable preference shares in the Company (TPS preference shares).  The circumstances in which the redemption for TPS preference shares will occur include if a distribution is not paid on the Trust Preferred Securities or if the Company does not maintain certain prudential regulatory standards.  The Company also has discretion to redeem the Trust Preferred Securities for TPS preference shares at any time.

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

With the prior consent of APRA, the Trust Preferred Securities may be redeemed in certain limited circumstances.  These circumstances are on March 23, 2015, and after March 23, 2015, any business day selected by the Company in its absolute discretion, in which case the redemption price is US$1,000 per Trust Preferred Security plus the distributions for the last distribution period, and otherwise only where certain adverse tax or regulatory events have occurred. Where the redemption is due to an adverse regulatory event, the redemption price will include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption.  The TPS preference shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the TPS preference shares, in which case they can only be redeemed if certain adverse tax or regulatory events have occurred or on any date on or after March 23, 2015).  Where the redemption occurs prior to March 23, 2015 due to a regulatory event, the redemption price includes a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption.

In a winding-up of the Company, the Trust Preferred Securities II and (if issued) the TPS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

34 Reserves

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
General reserve	1,111	942	1,128	15	14
Asset revaluation reserve	18	86	16	14	13
Foreign currency translation reserve	(462)	166	(251)	16	23
Total reserves	667	1,194	893	45	50

Reconciliations of movements in reserves
General reserve
Balance at beginning of year	942	1,128	856	14	12
Transfer from/(to) retained profits	169	(186)	272	1	2
Balance at end of year	1,111	942	1,128	15	14

The general reserve includes statutory funds’ retained profits from the Group’s life insurance business.  Profits from the statutory funds are not immediately available for distribution.  These profits will only be available after the respective life company’s board has approved the transfer of surpluses from the statutory funds to the shareholders’ fund.

Asset revaluation reserve
Balance at beginning of year	86	16	7	13	8
Net increment on revaluation of land and buildings	1	71	9	1	5
Transfer to retained profits	—	(1)	—	—	—
Transfer to retained profits on sale of controlled entities	(69)	—	—	—	—
Balance at end of year	18	86	16	14	13

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with Australian Accounting Standard AASB 1041 “Revaluation of Non-Current Assets”.

Foreign currency translation reserve
Balance at beginning of year	166	(251)	1,242	23	14
Currency translation adjustments	(614)	226	(1,251)	(7)	6
Transfer to retained profits (1)	—	168	—	—	—
Transfer to retained profits on sale of controlled entities	(14)	23	(242)	—	3
Balance at end of year	(462)	166	(251)	16	23

(1)                 The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM in 2004 included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits, representing the reserve balance attributable to the entity that had issued these instruments.

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

35 Retained profits

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Balance at beginning of year	14,515	13,786	11,148	11,822	11,799
Net profit attributable to members of the Company	4,132	3,177	3,955	4,313	2,417
Net effect on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	—	1,151	—	—
Transfer from/(to) general reserve	(169)	186	(272)	(1)	(2)
Transfer from asset revaluation reserve	—	1	—	—	—
Transfer from asset revaluation reserve on sale of controlled entities	69	—	—	—	—
Transfer from foreign currency translation reserve (1)	—	(168)	—	—	—
Increment on buy-back of preference shares (1)	—	148	—	—	148
Transfer from foreign currency translation reserve on sale of controlled entities	14	(23)	242	—	(3)
Dividends paid	(2,454)	(2,405)	(2,255)	(2,454)	(2,405)
Distributions on other equity instruments	(204)	(187)	(183)	(136)	(132)
Balance at end of year	15,903	14,515	13,786	13,544	11,822

(1)                 The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM in 2004 included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits, representing the reserve balance attributable to the entity that had issued these instruments.

36 Outside equity interest

Life insurance business
Contributed equity	6,027	3,365	2,288	—	—
Reserves	362	139	(26)	—	—
Retained profits/(accumulated losses)	(165)	362	352	—	—
Outside equity interest – Life insurance business (1)	6,224	3,866	2,614	—	—
Other
Contributed equity	—	—	198	—	—
Accumulated losses	—	—	(8)	—	—
Outside equity interest – Other	—	—	190	—	—
Total outside equity interest	6,224	3,866	2,804	—	—

(1)

The Group’s life insurance statutory funds are considered to have the capacity to control a certain number of registered schemes which the Group has consolidated. Refer to note 1(f). The names of the registered schemes which the Group has consolidated, which have an outside equity interest, are as follows:

MLC (NCIT) Global Share Trust;
MLC Horizon 7 Trust;
MLCI Pool - Private Equity Trust;
National Diversified Managers Australian Share Fund;
National Diversified Managers Fixed Interest Fund;
National Diversified Managers Growth Fund;
National Managed Investor International Trust;
NCIT - Fidelity Global Share Trust;
WM Pool - ABN Amro Global Equities Trust;
WM Pool - BEM Aggressive Australian Equities Trust;
WM Pool - Bernstein Global Equities Trust;
WM Pool - Blackrock Global Fixed Interest (All) Trust;
WM Pool - Blackrock Global Fixed Interest (Short) Trust;
WM Pool - Concord Australian Equities Trust;
WM Pool - Contango Australian Equities Trust;
WM Pool - Dimensional Australian Equities Trust;
WM Pool - Global Equities Trust No. 4;
WM Pool - Global Properties Trust;
WM Pool - High Yield Fixed Interest Trust;
WM Pool - Highbridge Australian Equities Trust;
WM Pool - HSBC Property Securities Trust;
WM Pool - Inflation Linked Securities Trust;
WM Pool - Jardine Fleming Australian Equities Trust;
WM Pool - Lazard Australian Equities Trust;
WM Pool - MBA Australian Equities Trust;
WM Pool - NSIM Australian Fixed Interest (All) Trust;
WM Pool - NSIM Australian Fixed Interest (Short) Trust;
WM Pool - NSIM Cash Trust (formerly MLCI Pool - NAM Cash Trust);
WM Pool - PIMCO Global Fixed Interest (All) Trust;
WM Pool - PIMCO Global Fixed Interest (Short) Trust;
WM Pool - UBS Australian Fixed Interest (All) Trust;
WM Pool - UBS Australian Fixed Interest (Short) Trust;
WM Pool - Vanguard Property Securities Trust;
WM Pool - Wallara Australian Equities Trust;
WM Sector - Australian Equities Trust;
WM Sector - Diversified Debt (All) Trust;
WM Sector - Diversified Debt (Short) Trust;
WM Sector - Global Equities (Unhedged) Trust; and
WM Sector - Properties Securities Trust.

37 Total equity reconciliation

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Balance at beginning of year	29,766	27,211	23,251	21,088	20,586
Total changes in equity recognised in the statement of financial performance (1)	3,519	3,474	3,864	4,307	2,428
Transactions with owners as owners
Contributions of equity	1,295	1,355	1,362	1,295	1,355
Share buy-back	—	(162)	(1,565)	—	(162)
Dividends	(2,454)	(2,405)	(2,255)	(2,454)	(2,405)
Distributions on other equity instruments	(204)	(187)	(183)	(136)	(132)
Buy-back of preference shares (2)	—	(582)	—	—	(582)
Total changes in outside equity interest	2,358	1,062	2,737	—	—
Balance at end of year	34,280	29,766	27,211	24,100	21,088

(1)                 This represents comprehensive income using US GAAP terminology (refer to note 56 for total comprehensive income under US GAAP).

(2)                 The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM in 2004 included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million was transferred from the foreign currency translation reserve to retained profits, representing the reserve balance attributable to the entity that had issued these instruments.

38 Shares, performance options and performance rights

Shares (subject to various restrictions), performance options and performance rights are used by the Group to provide short-term and long-term incentives (STI and LTI) to employees.  These incentives are an integral part of the Group’s remuneration strategy in rewarding an employee’s current and future contribution to the Group’s performance (refer to the remuneration report, which forms part of the report of the directors, for further information about the Group’s remuneration strategy).

The plans described below involve the provision of shares to employees of the Group and to non-executive directors of the Company, and performance options and performance rights to senior employees of the Group.

(a) National Australia Bank Staff Share Ownership Plan (staff share ownership plan)

The staff share ownership plan was approved by shareholders by special resolution in January 1997, at the 2002 annual general meeting and approval will again be sought at the annual general meeting to be held on January 30, 2006.  Details of issues and acquisitions under this plan (since October 1, 2002) are set out in table 1.

This plan provides for the Board to invite any employee or non-executive director of the Group to participate in an offer under this plan.  The Board may also invite any employee to apply for a loan to acquire shares or offer to have the Company provide funds to acquire shares subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  No loan has been made available to any employee since 1999.  The Board determines the number of shares to be made available and the formula to be used in calculating the price per share.  The Company may provide funds for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees or non-executive directors (if required).  The trustee must subscribe for or purchase the shares within a predetermined timeframe.

Shares acquired under this plan are held in trust, and may not be dealt with by the employee or non-executive director until a prescribed period after they were acquired, unless otherwise determined by the Board.  Employees and non-executive directors receive dividends and may exercise voting rights (through the trustee which are equivalent to those for other ordinary shares in the Company) in respect of the shares that are held in trust.  Most trust-held shares under this plan are forfeited upon termination for serious misconduct involving dishonesty.  Other restrictions and forfeiture conditions may apply to the shares depending on the program under which they are offered (as detailed below under employee offers).

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

Non-executive directors’ remuneration

Non-executive directors are required to receive at least 10% of their fees in the form of shares under this plan.  This arrangement is designed to align directors’ interests with shareholders’ interests, and provides flexibility in the remuneration structure.  The shares are generally acquired twice annually, and directors may receive a greater percentage of their fees in shares (up to a total of 40%), rather than payment in cash.  A director will be restricted from dealing in the shares for a ‘restriction period’ of any length between one and 10 years (the period is determined taking into account directors’ previously stated preferences).  The shares are transferred to the director on the expiration of this period, unless the director ceases to hold office earlier, or the trustee determines that certain events have occurred (eg. a takeover offer being made in relation to the Company).

Non-executive directors’ retirement benefit schemes

Non-executive directors of the Company and its controlled entities do not receive a retirement benefit.  Effective from January 1, 2004, accrued benefits of directors in office at October 2003 were frozen and preserved.  The amount preserved was applied to a superannuation fund, a preserved cash management account and/or the acquisition of Company shares under the staff share ownership plan.  The shares are held in trust under the terms of the staff share ownership plan and directors may not deal with the shares until they retire.  Any dividends earned on the shares, while they are held on trust, are applied to the acquisition of further Company shares.

Employee offers

A number of offers were made to employees under this plan in 2005 as shown in table 1:

•                  Australian employees may be provided a STI for individual and business performance.  Employees of the Company are provided with these awards under the At-Risk Reward program, and Wealth Management employees under the similar Performance Reward program.  Eligible employees are able to express a preference to be provided all or part of their reward in shares (and may express a preference for a restriction period of between one and 10 years).  Effective from the November/December 2005 rewards, it is intended that employees in most countries will be required to take any awards in excess of $300 above their STI target in the form of Company shares under this plan (with a minimum one year restriction period).  Further details of this new initiative are provided in the remuneration report which forms part of the report of the directors;

•                  the Ownership offer provides for certain Wealth Management group employees to receive up to 5% of their notional benefit salary in shares, based on length of service (continuing an arrangement in place prior to acquisition of the MLC group), issued biannually.  Individuals who have been employed by the Wealth Management group since January 1, 2003 are not eligible to participate in the Ownership offer;

•                  permanent Wealth Management employees participate in a program known as Owning Our Success, which rewards them annually in the form of shares for their contribution to the improvement in the value of the Group and of Wealth Management (measured against an EVA® target for 2001 to 2004 and against overall Wealth Management business results for the 2005 performance year).  The 2004 Owning Our Success offer (shown in table 1) included only the Wealth Management portion, as there was no award under the Group portion in respect of the year to September 30, 2004 (the 2003 award included no Wealth Management portion as also shown in table 1).  It is intended that a final Wealth Management portion will be awarded in respect of performance in the year to September 30, 2005.  Wealth Management employees also participated in the Group’s Mid-Year and Year-End Share Offers (described in ‘Staff share allocation plan’ below).  A new employee share offer program will be implemented from 2006 to deliver LTI to Group employees in a manner more aligned to the Group objectives and culture.  Further details regarding past and future employee equity offers are provided on pages 180 to 182.

•                  the Recognition shares program was introduced in 2004, to enable retention and recognition awards to be provided in the form of shares, rather than in cash.  Such awards are made on a very limited basis with executive general manager approval, to individuals in significant key roles where retention is critical over a medium-term timeframe (two to three years).  Awards under the program may also be provided to individuals accepting significant project leadership or additional responsibilities for a limited period of time with no related increase in their fixed remuneration.  The provision of shares under this plan is desired over the use of cash payments as it provides a stronger retention and shareholder value link to the reward.  The shares are subject to forfeiture if the participant resigns or retires before specified key dates and/or milestones are not met, for conduct in breach of the Company’s Code of Conduct or other applicable standards set from time to time, and on termination for serious misconduct involving dishonesty.  The minimum restriction period is until the final key date or milestone has been achieved, with the employee able to choose a longer holding period of up to 10 years; and

•                  the Commencement shares program was also introduced in 2004, to enable ‘buy-out’ of evidenced equity from previous employment for significant new hires.  Shares are provided under this program or Commencement performance options and performance rights if more appropriate.  The shares are subject to forfeiture if the participant resigns before specified key dates or in the event of termination for serious misconduct.

In addition to previous offers under the above programs, details of some past Medfin offers are also included in table 1.  The MLC group acquired an interest in Medfin Australia Pty Ltd (Medfin) prior to the acquisition of the MLC group by the Group.  Subsequently, the remaining share capital of Medfin has been acquired by the Group, which resulted in an obligation to provide retention benefits to Medfin employees by way of Company shares.  The final Medfin offer was made in October 2003.

The executive directors of the Group must be offered at least half of any short-term (annual) incentive reward in the form of shares (under the terms of this plan), subject to requisite shareholder approval.  The first offer of these shares was made to Mr John Stewart in February 2005, following shareholder approval at the annual general meeting held on January 31, 2005.  Similar approval will be sought from shareholders at the annual general meeting, to be held on January 30, 2006, in respect of any short-term incentives to be provided to Mr John Stewart, Mr Ahmed Fahour or Mr Michael Ullmer in respect of the financial year ended September 30, 2005 (if required).

EVA® is a registered trademark of Stern Stewart & Co.

(b) National Australia Bank Staff Share Allocation Plan (staff share allocation plan)

The staff share allocation plan was approved by shareholders by special resolution in January 1997, at the 2002 annual general meeting, and approval will again be sought at the annual general meeting to be held on January 30, 2006.  Details of issues and acquisitions under this plan (since October 1, 2002) are set out in table 1.

This plan provides for the Board to invite any employee of the Group to participate in an offer under this plan.  Under this plan, the Company provides funds (if required) for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees.  Shares provided under the plan qualify for a tax-exemption up to the value of $1,000 under Division 13A of the Income Tax Assessment Act 1936 (Cth).

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

EVA® Share Offers (2004 and earlier) and 2005 Mid-Year and Year-End Share Offers

Eligible employees (excluding employees for whom alternative arrangements are in place, eg. those in certain jurisdictions, and Wealth Management group employees) participated in the EVA® Share Offers in January 2003 and 2004 under the terms of this plan.  This program was designed to offer $1,000 of ordinary shares to each employee when the Group’s EVA® performance was on target.  Since 2002, the EVA® Share Offer has ranged in value from $930 to $1,250 in shares, reflecting each year’s Group EVA® result.  No EVA® Share Offer was made in January 2005, as the Group EVA® target in respect of the year to September 30, 2004 was not achieved.

The EVA® Share Offer was discontinued for the 2005 financial year, reflecting the Group’s move away from EVA® as an overall measure of performance.  For 2005, two Employee Share Offers (each valued at approximately $500 per employee) were based on the Group’s achievements at mid-year and year-end as measured against a scorecard of objectives for the Group.  Shares under the Mid-Year Offer were allocated on September 19, 2005, and the year-end offer is anticipated in December 2005.  These shares are held by the trustee for three years, or until the employee ceases his or her “relevant employment” (ie. ceases employment with either a company in the Group or a company that was in the Group when the shares were allocated to the employee.  Employees receive dividends and may exercise voting rights (through the trustee which are equivalent to those for other ordinary shares in the Company) in respect of the shares, but otherwise cannot deal with the shares until the restriction period concludes.  The shares are not subject to forfeiture.

A new employee share offer program will be implemented from 2006 to deliver LTI to Group employees in a manner more aligned to the Group objectives and culture.  Further details regarding past and future employee equity offers are provided on pages 180 to 182.

(c) National Australia Bank New Zealand Staff Share Allocation Plan (NZ staff share allocation plan)

The NZ staff share allocation plan was approved by the Board in June 2005, and approval will be sought from shareholders at the next annual general meeting to be held on January 30, 2006.  The plan was approved by the Commissioner of Inland Revenue as a ‘share purchase scheme’ complying with sections DC12 and DC13 of the Income Tax Act 2004 (NZ) and will enable offers to be made with benefits similar to those available under the staff share allocated plan.  Details of issues and acquisitions under this plan are set out in table 1.

This plan provides for the Board to invite any employee of the Group based in New Zealand to participate in an offer under this plan.  Under this plan, the Company provides funds (if required) to a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees.

2005 Mid-Year and Year-End Share Offers

The 2005 Mid-Year Share Offer was (and the year-end offer will be) made under this plan to employees based in New Zealand, on a similar basis and on similar terms as in Australia, as described in (b) above.  Under this plan, each eligible employee is required to pay NZ$1.00 for the whole parcel of shares offered, or the market price of the parcel, whichever is less.  An employee may apply to the Board for a loan in respect of NZ$1.00, which shall be free of interest and other charges, and is repayable in accordance with the provisions of the trust deed.  The shares are registered in the name of the trustee who holds them on behalf of the participating employee for the duration of the restriction period.

Participating employees receive dividends and may exercise voting rights (through the trustee which are equivalent to those for other ordinary shares in the Company) in respect of shares, but otherwise cannot deal with the shares until the restriction period concludes.  If a participating employee leaves the Group prior to the end of the three year restriction period due to voluntary resignation or dismissal, the trustee will purchase the shares back for the lesser of the market price or the price paid by the employee for the shares.

Details regarding past and future employee equity offers (including information on the new program to be implemented from 2006) are provided on pages 180 and 182.

(d) National Share Incentive Plan – UK (share incentive plan)

The share incentive plan was approved by shareholders at the 2002 annual general meeting, and approval will again be sought at the annual general meeting to be held on January 30, 2006.  It is constituted under a trust deed made between the Company and National Australia Group SSP Trustee Limited (trustee) dated March 26, 2002 and the rules of this plan.  Shares acquired under this plan since October 1, 2002 are shown in table 1.

National Partnership Share Plan

Employees in the UK are entitled to purchase up to GBP1,500 of shares each year through the National Partnership Share Plan.  Participants contribute up to 10% of their gross salary, each month, and the trustee uses the contributions to purchase ordinary shares in the Company, which are then held in trust for the participants.  Participants are entitled to receive dividends and exercise voting rights (through the trustee which are equivalent to those for other ordinary shares in the Company) in respect of the shares and there is no risk of forfeiture.  A participant’s shares must be withdrawn from this plan if that participant leaves the employment of one of the relevant UK controlled entities for any reason.

EVA® Share Offer (2004 and earlier) and 2005 Mid-Year and Year-End Share Offers

Under this plan, EVA® Share Offers (in January 2003 and 2004) and the 2005 Mid-Year Share Offer (in September 2005), offers of Free Shares, were made to eligible employees in the UK on a similar basis and on similar terms as in Australia, as described in (b) above, except that the shares held in trust may be forfeited if the participant is summarily dismissed.  The year-end offer is anticipated in December, 2005.  Further details regarding past and future employee equity offers (including information on the new program to be implemented from 2006) are provided on pages 180 to 182.

Shares allocated under the above offers will only be free of UK income tax and UK National Insurance contributions if the shares are retained in this plan for five years (except if they are withdrawn earlier for certain specified reasons, eg. death, redundancy or disability).

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

No offers have been made under this plan since all of the Group’s ROI employees left the Group on February 28, 2005 upon the sale of National Irish Bank Limited and Northern Bank Limited to Danske Bank A/S.  Shares previously offered under this plan will continue to be held in trust on behalf of the relevant participants, until the end of the applicable restriction periods.

Salary Forgone program

The Salary Forgone program enabled the Group’s ROI employees to save on a monthly basis from their pre-tax salary and to acquire fully paid ordinary shares in the Company with these funds.  The number of shares made available to employees was a function of their monthly contribution (subject to prescribed limits), the Company’s share price at the time shares are acquired and the applicable Australian dollar to Euro exchange rate, with the number of shares being restricted by reference to the number and share price of the shares allocated under the EVA® Share Offer (or a similar offer).  Employees who were ROI tax residents and had been employed within the Group for at least six months were eligible to participate in the Salary Forgone program in any year during which there was an allocation of shares under the EVA® Share Offer (January 2003 and 2004) (or a similar offer).  No Salary Forgone program was made in the year to September 30, 2004 as the Group EVA® target was not achieved for that year.

EVA® Share Offer (2004 and earlier)

Amendments to this plan in 2002 allowed for the extension of the EVA® Share Offer to ROI employees on similar terms as in Australia as described in (b) above, and offers were made in January 2003 and January 2004 as shown in table 1.  The shares are not subject to forfeiture.

(f) National Australia Bank Executive Share Option Plan No. 2 (executive share option plan)

The executive share option plan was approved by shareholders by special resolution in January 1997, at the 2002 annual general meeting, and approval will again be sought at the annual general meeting to be held on January 30, 2006.  All unexpired performance options granted under this plan are shown in table 2.

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

The exercise price per performance option is the market price of the Company’s fully paid ordinary shares as at the date the performance option was granted or such other relevant date determined by the Board (effective date).  For all grants to date, the market price is determined as the weighted average of the prices at which the Company’s fully paid ordinary shares were traded on the ASX in the one week up to and including the relevant day.

The Board may determine such other terms for the grant of performance options consistent with ASX Listing Rules and the Corporations Act 2001 (Cth).  The terms and conditions for grants since March 2000 are set out below.

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

(g) National Australia Bank Performance Rights Plan (performance rights plan)

The performance rights plan was approved by shareholders at the 2002 annual general meeting and approval will again be sought at the annual general meeting to be held on January 30, 2006.  All unexpired rights issued under this plan are shown in table 2.

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

Exercise of the performance rights is subject to the same time and performance hurdle as performance options issued under the executive share option plan (refer to (f) above).  However, performance rights were only granted to executives for the first time in March 2003.  An unexercised performance right will lapse in similar circumstances to an unexercised performance option granted under the executive share option plan.  The terms and conditions for all grants are set out below.

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

Terms and conditions of performance options and performance rights since March 2000

Grant dates
Terms and conditions	March 2000 – September 2001	June 2002	March 2003 – June 2004	September 2004 – July 2005

Securities granted	Performance options		Performance options and performance rights

Frequency of offers	One major annual allocation of LTI awards, with later, smaller grants (as required) generally for executives who have subsequently commenced employment with the Group.

Restriction period	There is an initial restriction period of three years, when no performance testing is performed.

The restriction period may be less than three years (but greater than two and a half) where grants reference a previous performance hurdle date. Eg. grants on April 2005 and July 2005 have an ‘effective date’ of February 2005, and refer back to the February 2005 performance hurdle for determination of vesting. The restriction periods are therefore less than three years in length for those grants.

Performance testing period

The restriction period is followed by a performance test period during which the performance hurdle is tested up until three months before the expiry date. The performance period for each grant is shown in table 2 below.

Expiry date of securities

The securities lapse on the eighth anniversary of the grant date. Vested securities may be exercised until the expiry date. Any securities that do not vest by the end of the performance period will lapse.

			Where an ‘effective date’ is used, and the restriction period is shorter than three years (as above), then the expiry date will also be correspondingly earlier than eight years.	The securities will generally lapse on the fifth anniversary of the date of grant (unless an ‘effective date’ and shorter restriction period applies as above).

Definition of Total Shareholder Return (TSR)

TSR is the return received by a shareholder through dividends and any other distributions and capital gains over the relevant period, calculated on the basis that all dividends and distributions are reinvested in Company shares.

Reasons for the TSR performance hurdle	The TSR hurdle was selected as the measure most relevant for shareholders over the medium to long term.

TSR performance hurdle peer group

The vesting (and exercise) of the securities is determined by growth in the Company’s TSR from the grant date, compared with that of 50 of the companies in the S&P ASX100, excluding the Company and property trusts, determined as at the effective date of the grant.

Half of the performance options and half of the performance rights are tested as per earlier issues.

The vesting (and exercise) of the remaining half of the securities is determined by the Company’s TSR growth relative to the largest financial services companies in the S&P ASX200, excluding the Company (generally about 12 organisations) determined as at the effective date of the grant.

Grant dates
Terms and conditions	March 2000 – September 2001	June 2002	March 2003 – June 2004	September 2004 – July 2005

Rationale for peer group selection

Peer group selection attempts to approximate the types of companies that investors might choose as an alternative to investing in the Company.

The size of the peer groups is an important consideration as a larger peer group helps to reduce the effects of volatility over time, and any changes in the peer group composition due to liquidations, etc., should have less of an impact.

Use of two peer groups in tandem prevents the possibility of all of the securities vesting if the Company performs poorly relative to other organisations in the financial services business sector.

Measuring the TSR performance hurdle	Each TSR comparison to the peer group data is averaged over five trading days to prevent vesting being based on any short-term spike in TSR results.		The TSR comparison is averaged over 30 trading days.

In addition to the 30-day averaging, the relevant TSR percentile must also be maintained by the Company for 30 consecutive trading days (ie. vesting only occurs where there is sustained TSR performance).

Testing of performance measures

Performance is tested daily during the performance period, with sustained achievement of the TSR ranking required for vesting as described above. For practical reasons performance tests are generally conducted quarterly.

Vesting of securities

Vesting occurs to the extent that the performance hurdle is satisfied as shown below. Vesting does not occur during the restriction period (unless the maximum life of the securities has been shortened due to cessation of employment as described below).

TSR performance hurdle vesting schedule

No vesting occurs below the 25th percentile performance of the peer group. A quarter of the securities vest at the 25th percentile with 1% further vesting per percentile up to 50% at the 50th percentile and 2% further vesting per percentile up to 100% at (and above) the 75th percentile.

No vesting occurs below the 50th percentile performance of the peer group. Half of the securities vest at the 50th percentile with 2% further vesting per percentile up to 100% at (and above) the 75th percentile.

No vesting occurs below the 51st percentile performance of each peer group. Half of the securities vest at the 51st percentile with 2% further vesting per percentile up to 100% at (and above) the 76th percentile.

Lapsing of securities

Securities will lapse if unexercised on or before their expiry date as above. Securities will also generally lapse 30 days (or such shorter time as determined at the time of grant) after an executive ceases to be employed by the Group unless the Board determines otherwise (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement).

For some grants, securities may be automatically retained in cases of death or total and permanent disablement. For some grants, securities may be exercised before the end of the restriction period and notwithstanding the performance hurdle (described above) where an executive ceases employment with the Group as the result of death or total and permanent disablement.

In addition to the terms for previous grants (as shown on the left), where the Board determines that securities may be retained on cessation of employment (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement) and where this occurs during the restriction period, then only a pro-rated amount of securities may be retained, and for a maximum of two years from the date of cessation. This does not apply to securities provided on commencement.

Board discretion

The Board may also allow security holders to exercise the securities irrespective of the normal criteria where certain events occur, such as the making of a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Terms and conditions of performance options and performance rights – anticipated changes for grants after February 1, 2006

Review of long-term incentive for 2006

With the introduction of the Company’s new regional business model, the Remuneration Committee has made a number of changes to the structure of the Group’s LTI plans.  These are designed to strengthen the alignment to shareholders, help drive appropriate management behaviour and reinforce the ongoing cultural change agenda.

The changes described below will be effective for the October 1, 2005 to September 30, 2006 performance year.

Delivery of long-term reward in performance options and performance rights

Details of the current performance options and performance rights programs are set out on pages 180 to 181.

The Remuneration Committee reviews the performance options and performance rights program on an annual basis to ensure that it reinforces the Group’s long-term objectives and focus, delivers a competitive level of LTI reward, and reflects prevailing market and shareholder views.  The Remuneration Committee initiated a number of changes to the program for 2005, which was set out in last year’s annual report.

It is currently intended that key aspects of the 2006 program will be:

•                  retention of the current mix of performance options and performance rights, where each comprises 50% of the LTI value delivered (based on fair values);

•                  vesting under all relative performance hurdles to commence at the 51st percentile of the peer group – but for the current 50% vesting at that level to be reduced to 35% vesting at the 51st percentile;

•                  vesting under all relative hurdles to increase on a scale up to maximum (100%) vesting above the 75th percentile;

•                  achievement of relative TSR performance measures to be based on TSR results over the 30 days prior to any hurdle test;

•                  elimination of multiple hurdle retesting with a new testing schedule to be introduced for all relative performance hurdles.  One-third of each allocation will be tested at the three-year anniversary, one-third of each allocation at the four-year anniversary, and the final one-third at the five-year anniversary.  Once a testing date has passed, any unvested securities in that one-third group may be retested once only (at the next test date) and if not then vested, will lapse immediately. The final one-third tranche will not be retested;

•                  an increase in the maximum life of all securities from five years to five and one-half years, to enable time for exercise of any vested securities from the final hurdle test;

•                  differentiation in the performance hurdles to apply to performance options and performance rights that are granted to senior executives and to regional and other executives.  This will reinforce the Group’s new regionally integrated model, and significantly increase the line of sight to performance outcomes for regional executives.  The new hurdles will be:

•                  for senior executives: half of the performance options and half of the performance rights to be tested on relative TSR performance against the existing top 50 ASX peer group (excluding property trusts). The other half of the performance options and the performance rights to be tested on the existing relative TSR performance against the selected financials peer group from ASX200;

•                  for regional and other executives: performance rights to be tested on EPS performance against the selected financials peer group from ASX200 as above. Performance options to be tested against a new non-market factor-based measure where vesting is dependent on achievement of a cash earnings target for each region (eg. Australia, New Zealand, UK) with the target set in line with each operational business plan.  Threshold vesting (35%) would commence where 90% of the cash earnings target is achieved, with maximum (100%) vesting occurring upon achievement of 120% of the regional target measure (and a straight-line scale in between).  The timing of vesting will vary according to announcements of achievements against target.  Vesting will only occur where regional ROE achieved is within 1% of business plan.  The exercise price of the performance options will continue to be set at or around the time of allocation and will serve as an additional performance criterion.

Table 1 Employee share plans

Current employee share plans (1)	Issue date	No. of participants	Issue price (2)	No. of fully paid ordinary shares
Staff share ownership plan
2002 Wealth Management Medfin offer	Nov 14, 2002	15	$32.37	5,478
2002 Wealth Management Ownership	Nov 14, 2002	3,112	$32.37	86,537
2002 Wealth Management Performance Reward	Nov 28, 2002	900	$33.13	279,799
2002 At-Risk Reward	Jan 3, 2003	42	$31.89	20,628
2003 Non-executive directors’ shares	Feb 27, 2003	8	$29.23	7,457
2003 Wealth Management Ownership	May 29, 2003	3,054	$32.65	94,139
2003 Wealth Management Performance Reward	May 29, 2003	13	$32.65	1,391
2003 Non-executive directors’ shares	Sep 26, 2003	8	$30.45	5,842
2003 Wealth Management Medfin offer	Oct 30, 2003	15	$30.98	5,723
2003 Wealth Management Ownership	Oct 30, 2003	2,818	$30.98	99,951
2003 Wealth Management Performance Reward	Jan 16, 2004	812	$30.25	221,008
2003 At-Risk Reward	Jan 16, 2004	361	$30.25	51,048
2003 Wealth Management Owning Our Success (EVA®)	Jan 16, 2004	3,006	$30.25	123,246
2004 Wealth Management Ownership	May 20, 2004	2,588	$28.87	109,131
2004 Wealth Management Performance Reward	May 20, 2004	12	$28.87	1,154
2004 Non-executive directors’ shares	June 8, 2004	7	$30.08	6,090
Recognition shares (3) (4)	Jul 19, 2004	3	$29.51	23,213
Recognition shares (3) (4)	Sep 29, 2004	3	$29.90	12,025
Commencement shares	Sep 30, 2004	1	$26.59	300,865
Recognition shares (3)	Oct 29, 2004	4	$26.59	6,871
2004 Wealth Management Ownership	Nov 4, 2004	2,372	$28.31	110,158
2004 Non-executive directors’ shares	Nov 11, 2004	8	$28.17	5,734
Non-executive directors’ retirement shares	Nov 17, 2004	11	$28.17	68,752
Recognition shares (3)	Nov 30, 2004	1	$27.93	1,199
Non-executive directors’ dividend shares	Dec 8, 2004	11	$28.13	2,024
2004 Wealth Management Performance Reward	Dec 15, 2004	725	$28.38	180,420
2004 Wealth Management Owning Our Success (WM portion)	Dec 15, 2004	1,208	$28.38	61,817
2004 At-Risk Reward	Dec 15, 2004	461	$28.38	41,076
Commencement shares (5)	Dec 23, 2004	4	$26.59	54,381
Recognition shares (3)	Dec 23, 2004	10	$28.14	11,689
Recognition shares (3)	Feb 4, 2005	21	$28.14	2,426
2004 At-Risk Reward	Feb 15, 2005	1	$29.97	24,108
Recognition shares	Mar 18, 2005	6	$28.14	30,812
2004 At-Risk Reward	Apr 15, 2005	2	$29.07	3,538
Commencement shares	Apr 15, 2005	4	$29.07	36,210
2005 Wealth Management Ownership	May 26, 2005	2,013	$31.64	88,851
2005 Wealth Management Performance Reward	May 26, 2005	10	$31.64	2,260
Commencement shares	May 31, 2005	16	$31.52	50,689
Recognition shares	May 31, 2005	20	$31.52	62,783
2005 Non-executive directors’ shares	Jun 1, 2005	9	$31.70	6,120
Non-executive directors’ dividend shares	July 13, 2005	11	$30.36	1,928
Commencement shares	Sep 21, 2005	9	$31.16	14,684

Current employee share plans (1)	Issue date	No. of participants	Issue price (2)		No. of fully paid ordinary shares
Staff share allocation plan
2002 National EVA® Share Offer	Jan 3, 2003	23,426	$31.89		702,780
2003 National EVA® Share Offer	Jan 16, 2004	24,170	$30.25		990,877
2005 Mid-Year Share Offer	Sep 19, 2005	22,654	$31.76		339,810
NZ Staff share allocation plan
2005 Mid-Year Share Offer	Sep 19, 2005	3,917	$31.76		58,755
Share incentive plan (United Kingdom)
2003 National Partnership Share Plan (6)	Oct 2002 – Sep 2003	13,718	$29.33	(7)	153,547
2002 National EVA® Share Offer	Jan 3, 2003	11,408	$31.89		342,240
2004 National Partnership Share Plan (6)	Oct 2003 – Sep 2004	13,505	$29.30	(7)	157,239
2003 National EVA® Share Offer	Jan 16, 2004	11,687	$30.25		479,151
2005 National Partnership Share Plan (6)	Oct 2004 – Sep 2005	12,830	$29.57	(7)	132,127
2005 Mid-Year Share Offer	Sep 19, 2005	8,636	$31.76		129,540
Profit sharing scheme (Republic of Ireland)
2002 National EVA® Share Offer	Jan 3, 2003	659	$31.89		19,770
2003 Salary Forgone Program (6)	Oct 30, 2003	807	$31.27		9,757
2003 National EVA® Share Offer	Jan 16, 2004	660	$30.25		27,060

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

(2)                 The issue price is generally the weighted average market price of the Company’s ordinary shares that were traded on the ASX in the week up to and including the day on which the shares were issued, but may be another day if more applicable (eg. on the last day of the applicable quarter for grouping of commencement shares).

(3)                 Recognition shares shown on these issue dates are to be issued and allocated over a one to three-year timeframe, depending on the specified milestones for each individual participant.  The issue price and number of shares within each allocation are determined as at or around the initial offer date.  The table above shows issued and allocated shares, and does not include shares that may be issued and allocated at a later date, as outlined in the initial offer.  Recognition shares on later issue dates have all been issued on the date shown, with forfeiture if milestones are not later met.

(4)                 Included within the recognition shares with an issue date of July 19, 2004, are 16,130 shares issued in the 2005 financial year upon later completion of agreed performance milestones.  Included within the recognition shares with an issue date of September 29, 2004, are 9,620 shares issued in the 2005 financial year upon later completion of agreed performance milestones.  July 19, 2004 and September 29, 2004 recognition shares have now all been issued.

(5)                 Commencement shares issued to four individuals on December 23, 2004 were related to offers of commencement shares made on September 30, 2004 and the issue of shares was based on the share price as at September 30, 2004.

(6)                 These shares were purchased on-market.

(7)                 Average of monthly issue prices.

Table 2 Executive share option plan and performance rights plan

Issue date	Exercise period (1)	Exercise price of options	No. held at Sep 30, 2005		No. lapsed or cancelled during 2005 (2)	No. exercised during 2005	No. held at Sep 30, 2004	No. lapsed or cancelled during 2004 (2)	No. exercised during 2004	Fair value as at grant date
Executive share option plan

Mar 23, 2000	Mar 23, 2003 -	$21.29	2,052,000		—	967,000	3,019,000	10,500	1,446,000	$47,194,260
	Mar 22, 2008

Sep 28, 2000	Sep 28, 2003 -	$24.89	329,400		—	159,900	489,300	—	228,200	$5,168,475
	Sep 27, 2008

Mar 23, 2001	Mar 23, 2004 -	$27.85	9,145,300		7,500	666,400	9,819,200	557,500	530,800	$59,320,165
	Mar 22, 2009

Sep 14, 2001	Sep 14, 2004 -	$28.87	1,110,480		6,500	1,520	1,118,500	15,000	—	$6,238,100
	Sep 13, 2009

Jun 14, 2002	Jun 14, 2005 -	$36.14	10,171,000		171,000	—	10,342,000	417,500	—	$71,861,130
	Jun 13, 2010

Mar 21, 2003	Mar 21, 2006 -	$30.46	5,319,250		114,250	—	5,433,500	515,500	—	$26,964,163
	Mar 20, 2011

Aug 8, 2003	Mar 21, 2006 -	$30.46	125,000		—	—	125,000	—	—	$563,750
	Mar 20, 2011

Oct 30, 2003	Mar 21, 2006 -	$30.98	102,500		—	—	102,500	25,000	—	$559,725
	Mar 20, 2011

Jan 16, 2004	Jan 16, 2007 -	$30.25	4,938,837		84,388	—	5,023,225	35,500	—	$23,826,594
	Jan 15, 2012

Jan 30, 2004	Jan 16, 2007 -	$30.25	442,750		5,250	—	448,000	19,750	—	$2,203,103
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 -	$30.25	156,500		—	—	156,500	—	—	$677,645
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 -	$29.91	134,625		—	—	134,625	—	—	$595,043
	Jan 15, 2012

Sep 30, 2004	Sep 1, 2007 -	$26.59	390,625		—	—	390,625	—	—	$1,562,500
	Aug 31, 2009

Dec 21, 2004	Sep 1, 2007 -	$26.59	237,500		—	—	—	—	—	$790,875
	Aug 31, 2009

Feb 7, 2005	Feb 7, 2008 -	$29.93	5,492,778		460,601	—	—	—	—	$16,669,461
	Feb 6, 2010

Feb 22, 2005	Feb 2, 2007 -	$30.41	900,000	(4)	—	—	—	—	—	$1,386,000
	Feb 1, 2009

Apr 18, 2005	Feb 7, 2008 -	$28.90	155,000		—	—	—	—	—	$375,100
	Feb 6, 2010

Apr 18, 2005	Feb 7, 2008 -	$29.93	17,500		—	—	—	—	—	$49,000
	Feb 6, 2010

Jul 8, 2005	Feb 7, 2008 -	$30.40	220,375		—	—	—	—	—	$577,383
	Feb 6, 2010

Jul 8, 2005	Feb 7, 2008 -	$29.93	3,000		—	—	—	—	—	$8,400
	Feb 6, 2010

Issue date	Exercise period (1)	Exercise price of options		No. held at Sep 30, 2005		No. lapsed or cancelled during 2005 (2)	No. exercised during 2005	No. held at Sep 30, 2004	No. lapsed or cancelled during 2004 (2)	No. exercised during 2004	Fair value as at grant date
Performance rights plan

Mar 21, 2003	Mar 21, 2006 -	$1.00	(3)	1,329,949		28,567	—	1,358,516	153,878	—	$33,466,701
	Mar 20, 2011

Aug 8, 2003	Mar 21, 2006 -	$1.00	(3)	31,250		—	—	31,250	—	—	$688,125
	Mar 20, 2011

Oct 30, 2003	Mar 21, 2006 -	$1.00	(3)	25,625		—	—	25,625	6,250	—	$720,056
	Mar 20, 2011

Jan 16, 2004	Jan 16, 2007 -	$1.00	(3)	1,225,176		24,846	—	1,250,022	8,873	—	$27,519,444
	Jan 15, 2012

Jan 30, 2004	Jan 16, 2007 -	$1.00	(3)	110,688		1,312	—	112,000	4,938	—	$2,556,265
	Jan 15, 2012

Jun 25, 2004	Jan 16, 2007 -	$1.00	(3)	72,782		—	—	72,782	—	—	$1,607,754
	Jan 15, 2012

Sep 30, 2004	Sep 1, 2007 -	$1.00	(3)	97,656		—	—	97,656	—	—	$1,708,980
	Aug 31, 2009

Dec 21, 2004	Sep 1, 2007 -	$1.00	(3)	59,450		—	—	—	—	—	$838,840
	Aug 31, 2009

Feb 7, 2005	Feb 7, 2008 -	$1.00	(3)	1,373,303		115,113	—	—	—	—	$26,047,280
	Feb 6, 2010

Feb 22, 2005	Feb 2, 2007 -	$1.00	(3)	210,000	(4)	—	—	—	—	—	$1,547,700
	Feb 1, 2009

Apr 18, 2005	Feb 7, 2008 -	$1.00	(3)	43,125		—	—	—	—	—	$710,700
	Feb 6, 2010

Jul 8, 2005	Feb 7, 2008 -	$1.00	(3)	55,844		—	—	—	—	—	$1,022,504
	Feb 6, 2010

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

(4)                 Approval of the granting of 900,000 performance options and 210,000 performance rights was sought and obtained at the annual general meeting held on January 31, 2005.  The agreement date for these performance options and performance rights was February 2, 2004.

The market price of the Company’s shares at September 30, 2005 was $33.05 (2004: $26.98, 2003: $30.80, 2002: $33.48).

No expense is recognised in the profit and loss account in relation to performance options and performance rights granted to executives.  If they are exercised, the amounts receivable from executives are recognised in the balance sheet as contributed equity.  Proceeds received by the Company on exercise of options during the year totalled $43,170,463.

Fair value of performance options and performance rights

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

	Jul 8, 2005	Jul 8, 2005	Apr 18, 2005	Apr 18, 2005
Risk-free interest rate (per annum)	5.10%	5.10%	5.20%	5.20%
Life of options	5 years	5 years	5 years	5 years
Volatility of share price	16.0%	16.0%	16.0%	16.0%
Dividend rate (per annum)	5.80%	5.80%	5.80%	5.80%
Exercise price of options	$29.93	$30.40	$29.93	$28.90

Fair value of performance options	$2.80	$2.62	$2.80	$2.42
Fair value of performance rights	$18.31	$18.31	$16.48	$16.48

	Feb 22, 2005	Feb 7, 2005	Dec 21, 2004	Sep 30, 2004	Jun 25, 2004
Risk-free interest rate (per annum)	5.40%	5.30%	5.10%	5.54%	5.60%
Life of options	5 years	5 years	5 years	5 years	8 years
Volatility of share price	16.0%	16.0%	18.0%	21.4%	20.9%
Dividend rate (per annum)	5.80%	5.80%	5.70%	5.13%	5.30%
Exercise price of options	$30.41	$29.93	$26.59	$26.59	$29.91

Fair value of performance options	$1.54	$2.80	$3.33	$4.00	$4.42
Fair value of performance rights	$7.37	$17.15	$14.11	$17.50	$22.09

	Jun 25, 2004	Jan 16 & Jan 30, 2004	Oct 30, 2003	Aug 8, 2003	Mar 21, 2003
Risk-free interest rate (per annum)	5.60%	5.50%	5.57%	5.38%	5.38%
Life of options	8 years	8 years	8 years	8 years	8 years
Volatility of share price	20.9%	21.7%	18.0%	18.0%	18.0%
Dividend rate (per annum)	5.30%	5.10%	4.71%	4.71%	4.71%
Exercise price of options	$30.25	$30.25	$30.98	$30.46	$30.46

Fair value of performance options	$4.33	$4.71	$4.39	$4.51	$4.51
Fair value of performance rights	$22.09	$21.86	$22.59	$22.02	$22.02

	Jun 14, 2002	Sep 14, 2001	Mar 23, 2001	Sep 28, 2000	Mar 23, 2000
Risk-free interest rate (per annum)	5.89%	5.91%	5.64%	6.60%	6.10%
Life of options	8 years	8 years	8 years	8 years	8 years
Volatility of share price	15.0%	24.5%	20.7%	20.8%	20.8%
Dividend rate (per annum)	3.73%	4.84%	4.56%	3.90%	4.50%
Exercise price of options	$36.14	$28.57	$27.85	$24.89	$21.29

Fair Value of performance options	$6.38	$5.33	$4.91	$5.89	$4.47
Fair Value of performance rights	—	—	—	—	—

Refer to section (f) and (g) of this note for details of the plans and the hurdles that must be achieved before the performance options and performance rights can be exercised.

39 Average balance sheet and related interest

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group.  Averages are predominantly daily averages.  Interest income figures include interest income on non-accruing loans to the extent cash payments have been received (refer to note 1(p)(iii)).  Amounts classified as overseas represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches.  Non-accrual loans are included with interest-earning assets within loans and advances.  Comparative amounts have been reclassified to accord with changes in presentation made in 2005 (refer to note 1(d) for further information).

Average assets and interest income

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average interest-earning assets
Due from other financial institutions
Australia	8,524	393	4.61	7,801	336	4.31	8,022	349	4.35
Overseas	14,468	522	3.61	16,383	462	2.82	23,208	744	3.21
Marketable debt securities
Australia	19,460	1,074	5.52	21,276	1,152	5.41	16,433	803	4.89
Overseas	16,839	690	4.10	14,672	526	3.59	18,066	648	3.59
Loans and advances
Australia	157,756	11,245	7.13	143,102	9,952	6.95	125,641	8,528	6.79
Overseas	98,416	6,581	6.69	97,433	5,927	6.08	96,864	5,897	6.09
Regulatory deposits
Overseas	169	1	0.59	228	2	0.88	211	2	0.95
Other interest-earning assets (1)	6,761	366	n/a	5,605	293	n/a	4,873	51	n/a
Intra-group loans
Overseas	7,219	174	2.41	15,622	415	2.66	18,076	622	3.44
Average interest-earning assets and interest income including intra-group loans	329,612	21,046	6.39	322,122	19,065	5.92	311,394	17,644	5.67
Intra-group loans eliminations	(7,219)	(174)	2.41	(15,622)	(415)	2.66	(18,076)	(622)	3.44
Total average interest-earning assets and interest income	322,393	20,872	6.47	306,500	18,650	6.08	293,318	17,022	5.80
Average non-interest-earning assets
Acceptances
Australia	20,873			18,257			21,346
Overseas	61			52			135
Investments relating to life insurance business (2)
Australia	43,701			34,809			31,246
Overseas	705			309			490
Property, plant and equipment
Australia	1,155			1,343			1,362
Overseas	993			819			865
Other assets
Australia	22,384			24,915			22,454
Overseas	17,077			21,266			25,389
Total average non-interest- earning assets	106,949			101,770			103,287
Provision for doubtful debts
Australia	(1,434)			(1,190)			(1,200)
Overseas	(1,021)			(1,074)			(1,056)
Total average assets	426,887			406,006			394,349
Percentage of total average assets applicable to overseas operations	35.9%			38.1%			42.6%

Average liabilities and interest expense

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average interest-bearing liabilities
Due to other financial institutions (3) (4)
Australia	14,091	685	4.86	12,897	612	4.75	14,704	561	3.82
Overseas	29,793	1,095	3.68	32,668	975	2.98	40,190	1,294	3.22
Savings (short-term) deposits
Australia	8,257	425	5.15	8,079	371	4.59	8,010	337	4.21
Overseas	14,957	470	3.14	17,039	396	2.32	17,590	396	2.25
Other on-demand deposits (3) (4)
Australia	39,180	1,336	3.41	37,025	1,116	3.01	34,266	1,004	2.93
Overseas	20,530	419	2.04	21,068	341	1.62	21,811	339	1.55
Term deposits and certificates of deposits (5)
Australia	52,812	2,804	5.31	46,076	2,330	5.06	38,335	1,652	4.31
Overseas	46,865	2,273	4.85	50,722	1,817	3.58	51,202	1,815	3.54
Government and official institution deposits
Australia	506	12	2.37	907	41	4.52	894	36	4.03
Overseas	642	15	2.34	1,175	13	1.11	1,948	23	1.18
Short-term borrowings (3) (6)
Australia	14,151	504	3.56	13,613	438	3.22	7,167	231	3.22
Overseas	9,593	273	2.85	6,487	90	1.39	4,170	50	1.20
Long-term borrowings
Australia	35,697	1,427	4.00	26,051	1,013	3.89	22,143	791	3.57
Overseas	1,185	67	5.65	1,208	64	5.30	577	25	4.33
Other debt issues
Australia	329	13	3.95	344	15	4.36	399	20	5.01
Overseas	976	102	10.45	1,305	108	8.28	1,246	125	10.03
Other interest-bearing liabilities (1) (6)	123	1,870	n/a	178	1,719	n/a	838	904	n/a
Intra-group loans
Australia	7,219	174	2.41	15,622	415	2.66	18,076	622	3.44
Average interest-bearing liabilities and interest expense including intra-group loans	296,906	13,964	4.70	292,464	11,874	4.06	283,566	10,225	3.61
Intra-group loans eliminations	(7,219)	(174)	2.41	(15,622)	(415)	2.66	(18,076)	(622)	3.44
Total average interest-bearing liabilities and interest expense	289,687	13,790	4.76	276,842	11,459	4.14	265,490	9,603	3.62

Average non-interest-bearing liabilities
Liability on acceptances
Australia	20,873			18,257			21,346
Overseas	61			52			135
Deposits not bearing interest
Australia	6,416			5,936			5,215
Overseas	5,093			6,960			7,049
Life insurance policy liabilities (2)
Australia	38,135			33,014			30,782
Overseas	503			404			530
Other liabilities
Australia	16,459			15,369			16,485
Overseas	18,289			21,370			23,206
Total average non-interest- bearing liabilities	105,829			101,362			104,748
Total average liabilities	395,516			378,204			370,238

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa	$m	$m	% pa
Average equity
Ordinary shares	7,396			6,305			6,559
Preference shares	—			227			730
National Income Securities	1,945			1,945			1,945
Trust Preferred Securities	975			975			5
Trust Preferred Securities II	531			—			—
Contributed equity	10,847			9,452			9,239
Reserves	874			1,079			1,285
Retained profits	15,369			13,957			12,735
Parent entity interest	27,090			24,488			23,259
Outside equity interest in controlled entities	4,281			3,314			852
Total average equity	31,371			27,802			24,111
Total average liabilities and equity	426,887			406,006			394,349
Percentage of total average liabilities applicable to overseas operations	37.6%			42.4%			45.8%

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

(3)                 A change to the classification of certain exposures from ‘other on-demand deposits’ to ‘due to other financial institutions’ and ‘short-term borrowings’ has been made to ensure consistent classification across notes to the financial statements.  Amounts of $3,860 million and $3,165 million for the 2004 and 2003 years, respectively, have been reclassified from ‘other on-demand deposits’ to ‘due to other financial institutions’ (2004: $2,781 million, 2003: $2,663 million) and ‘short-term borrowings’ (2004: $1,079 million, 2003: $502 million). Associated interest expenses have also been reclassified.

(4)                 A change to the classification of certain exposures from ‘due to other financial institutions’ to ‘other on-demand deposits’ has been made to ensure consistent classification across notes to the financial statements.  Amounts of $2,980 million and $1,141 million for the 2004 and 2003 years, respectively, have been reclassified.  Associated interest expenses have also been reclassified.

(5)                 The sum of term deposits and certificates of deposit equates to time deposits.

(6)                 Certain interest expenses have been reclassified from ‘short-term borrowings’ to ‘other interest-bearing liabilities’.  As a result, amounts of $154 million and $108 million have been reclassified for the 2004 and 2003 years, respectively.

40 Maturity analysis

The following tables represent a breakdown of the Group’s statement of financial position for the last two years as at September 30 by contractual maturity.  The majority of the longer-term monetary assets are variable rate products, with actual maturities shorter than the contractual terms.  Accordingly, this information is not relied upon by the Group in its management of interest rate risk (refer to note 41 for information on interest rate sensitivity).  Comparative amounts have been reclassified to accord with changes in presentation made in 2005 (refer to note 1(d) for further information).

	Group 2005
			0 to 3	3 to 12	1 to 5	Over 5	No specific
	At call	Overdrafts	month(s)	months	year(s)	years	maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	8,430	—	—	—	—	—	—	8,430
Due from other financial institutions	4,879	43	8,846	1,257	452	—	—	15,477
Due from customers on acceptances	—	—	26,871	756	—	—	—	27,627
Trading securities	—	—	15,957	—	—	—	—	15,957
Trading derivatives (1)	—	—	—	—	—	—	13,959	13,959
Available for sale securities	—	—	2,172	380	1,302	3	—	3,857
Investment securities	—	—	3,359	641	3,466	—	—	7,466
Investments relating to life insurance business	—	—	667	11	693	2,637	46,492	50,500
Loans and advances (2)	11,609	12,302	16,472	39,628	56,850	123,192	—	260,053
All other assets	—	—	—	—	—	—	16,262	16,262
Total assets	24,918	12,345	74,344	42,673	62,763	125,832	76,713	419,588
Liabilities
Due to other financial institutions	15,713	34	15,951	3,493	472	659	—	36,322
Liability on acceptances	—	—	26,871	756	—	—	—	27,627
Trading derivatives (1)	—	—	—	—	—	—	12,407	12,407
Deposits and borrowings	97,772	—	89,352	18,664	2,109	1,182	—	209,079
Life insurance policy liabilities	—	—	—	—	—	—	42,123	42,123
Bonds, notes and subordinated debt	—	—	162	4,802	27,984	6,269	21	39,238
Other debt issues	—	—	—	—	—	—	1,559	1,559
All other liabilities	—	—	—	—	—	—	16,953	16,953
Total liabilities	113,485	34	132,336	27,715	30,565	8,110	73,063	385,308
Net assets/(liabilities)	(88,567)	12,311	(57,992)	14,958	32,198	117,722	3,650	34,280

	Group 2004
			0 to 3	3 to 12	1 to 5	Over 5	No specific
	At call	Overdrafts	month(s)	months	year(s)	years	maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	8,080	—	—	—	—	—	—	8,080
Due from other financial institutions	9,885	34	9,159	3,368	1,031	17	—	23,494
Due from customers on acceptances	—	—	15,863	481	—	—	—	16,344
Trading securities	—	—	24,248	—	—	—	—	24,248
Trading derivatives (1)	—	—	—	—	—	—	17,939	17,939
Available for sale securities	—	—	2,228	1,332	1,047	3	—	4,610
Investment securities	—	—	6,608	439	4,360	106	—	11,513
Investments relating to life insurance business	—	—	8,358	579	804	1,308	29,964	41,013
Loans and advances (2)	9,836	12,967	26,286	30,567	56,568	111,612	—	247,836
All other assets	—	—	—	—	—	—	16,232	16,232
Total assets	27,801	13,001	92,750	36,766	63,810	113,046	64,135	411,309
Liabilities
Due to other financial institutions	11,778	3	21,607	9,168	510	702	—	43,768
Liability on acceptances	—	—	15,863	481	—	—	—	16,344
Trading derivatives (1)	—	—	—	—	—	—	16,150	16,150
Deposits and borrowings	107,568	—	90,574	17,750	1,531	1,605	—	219,028
Life insurance policy liabilities	—	—	—	—	—	—	36,134	36,134
Bonds, notes and subordinated debt	—	—	848	3,825	19,578	8,329	(7)	32,573
Other debt issues	—	—	—	—	—	—	1,612	1,612
All other liabilities	—	—	—	—	—	—	15,934	15,934
Total liabilities	119,346	3	128,892	31,224	21,619	10,636	69,823	381,543
Net assets/(liabilities)	(91,545)	12,998	(36,142)	5,542	42,191	102,410	(5,688)	29,766

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

41 Interest rate risk

The following tables represent a breakdown, by region and repricing dates or contractual maturity, whichever is the earlier, of the Group’s assets, liabilities and off-balance sheet items for the last two years at September 30.  As interest rates change over time, the Group may be exposed to reduced earnings due to the effects of interest rates on the structure of the balance sheet.  Sensitivity to interest rates arises from mismatches in the repricing dates, basis risk and other characteristics of assets and their corresponding liabilities.  These mismatches are actively managed as part of the overall interest rate risk management framework which is conducted on a regional basis in accordance with Group Treasury and Institutional Markets & Services policies and guidelines.

Life insurance investment assets have been included in the following tables.  The interest income on these assets supports the life insurance policies issued by the Group’s life insurance business and does not contribute to market risk within the Group’s banking operations.  The assets and liabilities held in the statutory funds are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1(o) and 1(x)).

The tables below provide details of the repricing periods of all assets and liabilities of the Group.  To obtain an understanding of the effective interest earned or paid on each of the assets and liabilities set out below, refer to note 39.  Comparative amounts have been reclassified to accord with changes in presentation made in 2005 (refer to note 1(d) for further information).

							Weighted
	Repricing period				Non-interest-		average
	0 to 3	3 to 12	1 to 5	Over	earning/		effective
	month(s)	months	year(s)	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	% pa
Australia – 2005
Assets
Cash and liquid assets	752	—	—	—	1,431	2,183	5.4%
Due from other financial institutions	3,663	—	—	—	38	3,701	4.1%
Due from customers on acceptances	—	—	—	—	27,612	27,612	—
Trading securities	13,863	—	—	—	—	13,863	6.1%
Trading derivatives	—	—	—	—	5,163	5,163	—
Available for sale and investment securities	626	—	—	—	—	626	5.7%
Investments relating to life insurance business	655	11	692	2,543	45,804	49,705	5.5%
Loans and advances	123,391	14,873	28,528	700	474	167,966	7.1%
Other assets	—	—	—	—	10,594	10,594	—
Total assets	142,950	14,884	29,220	3,243	91,116	281,413	n/a
Liabilities and equity
Due to other financial institutions	11,042	—	—	—	261	11,303	5.7%
Liability on acceptances	—	—	—	—	27,612	27,612	—
Trading derivatives	—	—	—	—	3,595	3,595	—
Deposits and other borrowings	109,357	2,783	136	6	6,544	118,826	3.8%
Life insurance policy liabilities	—	—	—	—	41,608	41,608	—
Bonds, notes and subordinated debt	6,089	4,883	21,207	5,930	—	38,109	3.5%
Other debt issues	328	—	1,231	—	—	1,559	7.0%
Other liabilities	—	—	—	—	5,961	5,961	—
Total equity	—	—	—	—	29,080	29,080	—
Total liabilities and equity	126,816	7,666	22,574	5,936	114,661	277,653	n/a
Off-balance sheet items attracting interest rate sensitivity	(19,460)	3,556	10,445	5,459	—	—
Total interest rate repricing gap	(3,326)	10,774	17,091	2,766	(23,545)	3,760
Cumulative interest rate repricing gap	(3,326)	7,448	24,539	27,305	3,760

							Weighted
	Repricing period				Non-interest-		average
	0 to 3	3 to 12	1 to 5	Over	earning/		effective
	month(s)	months	year(s)	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	% pa
Australia – 2004
Assets
Cash and liquid assets	923	—	—	—	3,154	4,077	5.2%
Due from other financial institutions	8,383	—	—	—	14	8,397	5.7%
Due from customers on acceptances	—	—	—	—	16,267	16,267	—
Trading securities	22,239	—	—	—	—	22,239	4.9%
Trading derivatives	—	—	—	—	9,010	9,010	—
Available for sale and investment securities	495	232	—	—	—	727	7.6%
Investments relating to life insurance business	7,978	450	665	1,308	29,952	40,353	6.2%
Loans and advances	106,845	15,559	22,740	500	318	145,962	7.0%
Other assets	—	—	—	—	9,438	9,438	—
Total assets	146,863	16,241	23,405	1,808	68,153	256,470	n/a
Liabilities and equity
Due to other financial institutions	14,451	—	—	—	482	14,933	5.4%
Liability on acceptances	—	—	—	—	16,267	16,267	—
Trading derivatives	—	—	—	—	7,312	7,312	—
Deposits and other borrowings	102,511	7,375	344	7	6,050	116,287	3.6%
Life insurance policy liabilities	—	—	—	—	35,708	35,708	—
Bonds, notes and subordinated debt	19,074	647	7,437	4,291	—	31,449	5.7%
Other debt issues	350	—	—	1,262	—	1,612	7.4%
Other liabilities	—	—	—	—	8,562	8,562	—
Total equity	—	—	—	—	17,704	17,704	—
Total liabilities and equity	136,386	8,022	7,781	5,560	92,085	249,834	n/a
Off-balance sheet items attracting interest rate sensitivity	(602)	(11,926)	8,382	4,146	—	—
Total interest rate repricing gap	9,875	(3,707)	24,006	394	(23,932)	6,636
Cumulative interest rate repricing gap	9,875	6,168	30,174	30,568	6,636

Europe – 2005
Assets
Cash and liquid assets	1,200	—	—	—	3,515	4,715	1.0%
Due from other financial institutions	6,748	2,110	957	—	67	9,882	4.2%
Due from customers on acceptances	—	—	—	—	15	15	—
Trading securities	872	—	—	—	—	872	4.7%
Trading derivatives	—	—	—	—	6,960	6,960	—
Available for sale and investment securities	6,241	116	—	—	—	6,357	4.5%
Loans and advances	39,362	4,062	7,926	2,738	(434)	53,654	6.3%
Regulatory deposits	9	—	—	—	52	61	—
Other assets	—	—	—	—	3,532	3,532	—
Total assets	54,432	6,288	8,883	2,738	13,707	86,048	n/a
Liabilities and equity
Due to other financial institutions	13,474	3,115	—	—	419	17,008	4.8%
Liability on acceptances	—	—	—	—	15	15	—
Trading derivatives	—	—	—	—	6,906	6,906	—
Deposits and other borrowings	38,388	4,692	146	174	3,248	46,648	3.3%
Other liabilities	—	—	—	—	9,004	9,004	—
Total equity	—	—	—	—	3,114	3,114	—
Total liabilities and equity	51,862	7,807	146	174	22,706	82,695	n/a
Off-balance sheet items attracting interest rate sensitivity	(4,914)	3,226	3,670	(1,982)	—	—
Total interest rate repricing gap	(2,344)	1,707	12,407	582	(8,999)	3,353
Cumulative interest rate repricing gap	(2,344)	(637)	11,770	12,352	3,353

							Weighted
	Repricing period				Non-interest-		average
	0 to 3	3 to 12	1 to 5	Over	earning/		effective
	month(s)	months	year(s)	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	% pa
Europe – 2004
Assets
Cash and liquid assets	125	1,385	1,151	—	374	3,035	3.9%
Due from other financial institutions	10,001	3,011	673	—	74	13,759	2.4%
Due from customers on acceptances	—	—	—	—	59	59	—
Trading securities	1,221	—	—	—	—	1,221	2.2%
Trading derivatives	—	—	—	—	6,956	6,956	—
Available for sale and investment securities	10,020	50	474	6	1	10,551	2.8%
Loans and advances	49,384	4,802	7,473	2,261	263	64,183	6.3%
Regulatory deposits	56	—	—	—	56	112	0.5%
Other assets	—	—	—	—	4,272	4,272	—
Total assets	70,807	9,248	9,771	2,267	12,055	104,148	n/a
Liabilities and equity
Due to other financial institutions	13,537	4,667	548	—	5	18,757	3.0%
Liability on acceptances	—	—	—	—	59	59	—
Trading derivatives	—	—	—	—	6,726	6,726	—
Deposits and other borrowings	47,929	7,439	415	50	6,300	62,133	2.7%
Other liabilities	—	—	—	—	6,057	6,057	—
Total equity	—	—	—	—	4,136	4,136	—
Total liabilities and equity	61,466	12,106	963	50	23,283	97,868	n/a
Off-balance sheet items attracting interest rate sensitivity	7,210	(10,131)	6,609	(3,688)	—	—
Total interest rate repricing gap	16,551	(12,989)	15,417	(1,471)	(11,228)	6,280
Cumulative interest rate repricing gap	16,551	3,562	18,979	17,508	6,280

New Zealand – 2005
Assets
Cash and liquid assets	17	—	—	—	721	738	0.2%
Due from other financial institutions	655	—	—	—	—	655	6.0%
Trading securities	983	—	—	—	—	983	7.0%
Trading derivatives	—	—	—	—	542	542	—
Available for sale and investment securities	1,020	—	—	—	—	1,020	6.5%
Investments relating to life insurance business	12	—	1	—	14	27	7.1%
Loans and advances	15,007	6,431	12,976	110	—	34,524	8.0%
Other assets	—	—	—	—	1,651	1,651	—
Total assets	17,694	6,431	12,977	110	2,928	40,140	n/a
Liabilities and equity
Due to other financial institutions	1,561	—	—	—	—	1,561	4.6%
Trading derivatives	—	—	—	—	811	811	—
Deposits and other borrowings	22,729	2,611	237	—	595	26,172	5.6%
Bonds, notes and subordinated debt	—	98	341	91	—	530	6.5%
Other liabilities	—	—	—	—	961	961	—
Total equity	—	—	—	—	2,033	2,033	—
Total liabilities and equity	24,290	2,709	578	91	4,400	32,068	n/a
Off-balance sheet items attracting interest rate sensitivity	14,791	(4,495)	(10,225)	(71)	—	—
Total interest rate repricing gap	8,195	(773)	2,174	(52)	(1,472)	8,072
Cumulative interest rate repricing gap	8,195	7,422	9,596	9,544	8,072

							Weighted
	Repricing period				Non-interest-		average
	0 to 3	3 to 12	1 to 5	Over	earning/		effective
	month(s)	months	year(s)	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	% pa
New Zealand – 2004
Assets
Cash and liquid assets	5	—	—	—	696	701	0.1%
Due from other financial institutions	504	—	—	—	—	504	3.7%
Due from customers on acceptances	—	—	—	—	18	18	—
Trading securities	549	—	—	—	—	549	6.7%
Trading derivatives	—	—	—	—	635	635	—
Available for sale and investment securities	574	212	—	—	—	786	6.4%
Investments relating to life insurance business	15	—	1	—	12	28	6.6%
Loans and advances	15,120	5,067	11,596	133	—	31,916	7.8%
Other assets	—	—	—	—	1,668	1,668	—
Total assets	16,767	5,279	11,597	133	3,029	36,805	n/a
Liabilities and equity
Due to other financial institutions	868	—	—	—	—	868	3.9%
Liability on acceptances	—	—	—	—	18	18	—
Trading derivatives	—	—	—	—	936	936	—
Deposits and other borrowings	21,852	2,653	521	2	615	25,643	5.3%
Life insurance policy liabilities	—	—	—	—	2	2	—
Bonds, notes and subordinated debt	—	99	347	49	—	495	6.6%
Other liabilities	—	—	—	—	963	963	—
Total equity	—	—	—	—	2,316	2,316	—
Total liabilities and equity	22,720	2,752	868	51	4,850	31,241	n/a
Off-balance sheet items attracting interest rate sensitivity	11,077	(2,614)	(8,396)	(67)	—	—	—
Total interest rate repricing gap	5,124	(87)	2,333	15	(1,821)	5,564
Cumulative interest rate repricing gap	5,124	5,037	7,370	7,385	5,564

United States and other – 2005
Assets
Cash and liquid assets	881	—	—	—	(87)	794	2.7%
Due from other financial institutions	—	—	637	—	602	1,239	1.5%
Trading securities	239	—	—	—	—	239	—
Trading derivatives	449	—	—	—	845	1,294	—
Available for sale and investment securities	2,457	—	863	—	—	3,320	2.0%
Investments relating to life insurance business	—	—	—	94	674	768	6.9%
Loans and advances	200	311	3,394	33	(29)	3,909	2.8%
Regulatory deposits	1	56	—	—	—	57	—
Other assets	—	—	—	—	367	367	—
Total assets	4,227	367	4,894	127	2,372	11,987	n/a
Liabilities and equity
Due to other financial institutions	1,883	—	4,567	—	—	6,450	1.4%
Trading derivatives	306	—	—	—	789	1,095	—
Deposits and other borrowings	12,861	1,635	2,342	—	595	17,433	2.0%
Life insurance policy liabilities	—	—	—	—	515	515	—
Bonds, notes and subordinated debt	—	599	—	—	—	599	6.4%
Other liabilities	—	—	—	—	1,027	1,027	—
Total equity	—	—	—	—	53	53	—
Total liabilities and equity	15,050	2,234	6,909	—	2,979	27,172	n/a
Off-balance sheet items attracting interest rate sensitivity	(180)	4	49	127	—	—	—
Total interest rate repricing gap	(11,003)	(1,863)	(1,966)	254	(607)	(15,185)
Cumulative interest rate repricing gap	(11,003)	(12,866)	(14,832)	(14,578)	(15,185)

							Weighted
	Repricing period				Non-interest-		average
	0 to 3	3 to 12	1 to 5	Over	earning/		effective
	month(s)	months	year(s)	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	% pa
United States and other – 2004
Assets
Cash and liquid assets	160	—	—	—	107	267	0.1%
Due from other financial institutions	307	35	3	—	489	834	0.3%
Trading securities	239	—	—	—	—	239	2.2%
Trading derivatives	90	308	—	—	940	1,338	1.2%
Available for sale and investment securities	4,038	5	16	—	—	4,059	3.3%
Investments relating to life insurance business	365	129	138	—	—	632	6.0%
Loans and advances	3,001	977	1,504	293	—	5,775	2.9%
Regulatory deposits	65	—	—	—	—	65	0.9%
Other assets	—	—	—	—	677	677	—
Total assets	8,265	1,454	1,661	293	2,213	13,886	n/a
Liabilities and equity
Due to other financial institutions	7,367	1,843	—	—	—	9,210	3.9%
Trading derivatives	267	—	—	—	909	1,176	—
Deposits and other borrowings	13,968	447	—	—	550	14,965	1.9%
Life insurance policy liabilities	—	—	—	—	424	424	—
Bonds, notes and subordinated debt	—	—	629	—	—	629	3.5%
Other liabilities	—	—	—	—	352	352	—
Total equity	—	—	—	—	5,610	5,610	—
Total liabilities and equity	21,602	2,290	629	—	7,845	32,366	n/a
Off-balance sheet items attracting interest rate sensitivity	—	—	—	—	—	—	—
Total interest rate repricing gap	(13,337)	(836)	1,032	293	(5,632)	(18,480)
Cumulative interest rate repricing gap	(13,337)	(14,173)	(13,141)	(12,848)	(18,480)

42          Notes to the statement of cash flows

(a)          Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Net profit attributable to members of the Company	4,132	3,177	3,955	4,313	2,417
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(320)	(170)	460	(532)	16
Increase/(decrease) in interest payable	184	324	(512)	349	101
Depreciation and amortisation of plant and equipment	423	441	401	242	249
(Profit)/loss on sale of controlled entities before income tax expense	(1,077)	—	—	41	—
Profit on sale of strategic shareholdings	—	(315)	—	—	(315)
Charge to provide for significant restructuring costs	613	—	—	315	—
Charge to provide for doubtful debts	534	559	633	294	325
Charge to provide for doubtful debts – revision of accounting estimate	—	292	—	—	190
Movement in the excess of net market value over net assets of life insurance controlled entities	(335)	137	160	—	—
Amortisation of goodwill	98	103	98	—	—
Increase in life insurance policy liabilities	5,944	3,255	2,281	—	—
Write-down of impaired application software	—	409	—	—	239
Cost of foreign controlled entity sold – revision of accounting estimate	—	(64)	—	—	(64)
Increase in life insurance investment assets	(5,844)	(3,199)	(1,593)	—	—
Increase/(decrease) in provision for income tax	272	(453)	(54)	(270)	(434)
Net increase/(decrease) in provision for deferred income tax and future income tax benefits	(146)	(65)	19	311	198
Net decrease/(increase) in trading securities	8,161	(449)	(4,345)	8,611	(725)
Unrealised (gain)/loss on trading derivatives	217	371	(2,010)	293	200
Net movement in mortgage loans held for sale	38	(22)	50	—	—
Other provisions and non-cash items	1,058	531	(24)	480	551
Net cash provided by/(used in) operating activities	13,952	4,862	(481)	14,447	2,948

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

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

Cash and liquid assets	8,430	8,080	8,405	3,334	4,189
Due from other financial institutions	15,477	23,494	29,234	16,158	21,615
Due to other financial institutions (1)	(36,322)	(43,768)	(55,241)	(32,605)	(40,399)
Total cash and cash equivalents	(12,415)	(12,194)	(17,602)	(13,113)	(14,595)

(1)                               Comparative information has been restated to reflect the reclassification of certain exposures from ‘deposits and other borrowings’ to ‘due to other financial institutions’.  Refer to note 1(d) for further information.

(c)          Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	205	616	170	205	616
Bonus share plan	132	98	105	132	98
Movement in assets under finance lease	(12)	14	(11)	(5)	14

(d)          Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 2005, 2004 and 2003 years.

(e)          Acquisitions of controlled entities

The following acquisitions have been made during the last three years to September 30, 2005:

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

The operating results of the acquired entities have been included in the Group’s statement of financial performance from their acquisition dates.  Details of the acquisitions were as follows:

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Fair value of net assets acquired
Cash and liquid assets	—	—	1	—	—
Due from other financial institutions	—	—	7	—	—
Loans and advances	—	—	320	—	—
Property, plant and equipment	—	—	2	—	—
Other assets	—	—	39	—	—
Deposits and other borrowings	—	—	(323)	—	—
Life insurance policy liabilities	—	—	(2)	—	—
Income tax liabilities	—	—	(5)	—	—
Provisions	—	—	(1)	—	—
Other liabilities	—	—	(35)	—	—
Total net assets acquired	—	—	3	—	—
Goodwill	—	—	61	—	—
Excess of net market value over net assets at acquisition	—	—	19	—	—
Total acquisition cost	—	—	83	—	—
Cash consideration paid	—	—	83	—	—

(f)            Sales of controlled entities

The following sales were made during the last three years to September 30, 2005:

•                  on February 28, 2005, National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited, was sold for cash consideration of $2,493 million;

•                  on January 31, 2005, MLC Limited sold 66% of the share capital of Advance MLC Assurance Co. Limited for cash consideration of $2 million;

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

The operating results of the controlled entities have been included in the Group’s statement of financial performance up to the date of sale.  Details of the sales were as follows:

	Group			Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Cash consideration received	2,495	110	2,671	—	—
Net assets of controlled entities sold
Cash and liquid assets	1,043	8	—	—	—
Due from other financial institutions	1,053	—	37	—	—
Investment securities	691	—	—	—	—
Investments relating to life insurance business	3	12	—	—	—
Loans and advances	13,333	—	—	—	—
Property, plant and equipment	194	—	—	—	—
Mortgage loans held for resale	—	—	85	—	—
Mortgage servicing rights	—	—	1,794	—	—
Other assets	315	108	2,156	—	—
Due to other financial institutions	(2,113)	—	—	—	—
Deposits and other borrowings	(12,340)	—	—	—	—
Provisions	(78)	—	(28)	—	—
Bonds, notes and subordinated debt	—	—	(1,351)	—	—
Other liabilities	(871)	(1)	(7)	—	—
Total net assets of controlled entities sold	1,230	127	2,686	—	—
Goodwill	11	—	—	—	—
Transaction costs of disposal of controlled entities sold	177	—	—	41	—
Excess of net market value over net assets on disposal (1)	—	(17)	—	—	—
Total costs of disposal of controlled entities sold	1,418	110	2,686	41	—
Profit/(loss) on sale of controlled entities before income tax expense/(benefit) (2)	1,077	—	(15)	(41)	—

(1)                               Included within movement in the excess of net market value over net assets of life insurance controlled entities recognised as revenue during the 2004 year.

(2)                               In the 2003 year, the loss on sale of $15 million (before income tax credit) related to the sale of SR Investment, Inc. and was recognised in the 2002 year.

43 Particulars in relation to controlled entities

The following table presents the material controlled entities of the Group.  Investment vehicles holding life policyholder assets are excluded from the below list.

Entity name	Ownership%	Incorporated/formed in

National Australia Bank Limited		Australia
National Equities Limited (1)	100	Australia
National Australia Group (NZ) Limited	100	New Zealand
Bank of New Zealand	100	New Zealand
BNZ Investments Limited	100	New Zealand
BNZ International Limited	100	New Zealand
BNZ Branch Properties Limited	100	New Zealand
Custom Fleet (NZ) Limited	100	New Zealand
National Australia Group Europe Limited	100	England
National Europe Holdings Limited	100	England
Clydesdale Bank PLC	100	Scotland
Clydesdale Europe Finance Limited	100	Jersey
Clydesdale Bank Asset Finance Limited	100	Scotland
Yorkshire Bank Investments Limited	100	England
Yorkshire Bank Home Loans Limited	100	England
Northern and General Finance Limited	100	England
National Australia Group Europe Services Limited	100	Scotland
National Australia Finance (Commercial Leasing) Limited	100	England
National Australia Finance (Equipment Leasing) Limited	100	England
National Australia Group Europe Investments Limited	100	Scotland
NAB Investment Limited	100	England
National Wealth Management Holdings Limited	100	Australia
National Australia Financial Management Limited	100	Australia
MLC Holdings Limited	100	Australia
MLC Lifetime Company Limited	100	Australia
MLC Investments Limited	100	Australia
MLC Limited	100	Australia
MLC (Hong Kong) Limited	100	Hong Kong
PLUM Financial Services Limited	100	Australia
National Wealth Management International Holdings Limited	100	Australia
BNZ Life Insurance Limited	100	New Zealand
National Australia Insurance Services Limited	100	England
National Corporate Investment Services Limited	100	Australia
National Australia Trustees Limited	100	Australia
National Australia Group Services Limited	100	Australia
Custom Service Leasing Limited (2)	100	Australia
NBA Properties Limited (1)	100	Australia
National Australia Corporate Services Limited (1)	100	Australia
Nautilus Insurance Pte Limited	100	Singapore
Nautilus Insurance (Europe) Limited	100	Republic of Ireland
National Australia Finance (Asia) Limited	100	Hong Kong

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

(2)       Custom Service Leasing Limited has entered into a deed of cross guarantee with National Australia Group Services Limited pursuant to ASIC Class Order 98/1418 dated August 13, 1998.  The Class Order provides relief to Custom Service Leasing Limited from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

On December 14, 2004, the Group entered into an agreement with Danske Bank A/S in respect of the sale of all of the share capital of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited.  The transaction settled on February 28, 2005. Refer to note 5(a) for further information.

44          Contingent liabilities and credit commitments

The following table shows the level of the Group’s contingent liabilities that is used to determine the risk-weighted assets amount as at September 30:

	Group				Company
	Notional amount (1)		Credit equivalent (2)		Notional amount (1)		Credit equivalent (2)
	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	3,500	4,241	3,500	4,241	6,222	5,452	6,222	5,452
Standby letters of credit (3)	6,753	6,845	6,753	6,845	5,939	6,636	5,939	6,636
Documentary letters of credit (3)	471	560	95	110	377	396	77	77
Performance-related contingencies	2,695	2,637	1,347	1,319	2,186	2,039	1,102	1,028
Other	142	114	142	114	112	111	112	111
Total contingent liabilities (4)	13,561	14,397	11,837	12,629	14,836	14,634	13,452	13,304

(1)       The notional amount represents the maximum credit risk.

(2)       The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default, and is determined in accordance with APRA’s risk-weighted capital adequacy guidelines.  These credit equivalents are then weighted in the same manner as balance sheet assets according to counterparty for capital adequacy purposes. (For additional information, refer to capital adequacy information in the ‘financial review’ section of this annual financial report.)

(3)       The Group has shared its exposure on letters of credit with other financial institutions to the extent of $nil credit equivalent (2004: $7 million).  This amount is not included in the above figures.

(4)       The maximum potential amount of future payments disclosed is undiscounted and not reduced by any amounts that may be recovered under the recourse provisions that are outlined below.

Credit-related commitments
Other binding credit commitments (1) (2)	112,549	104,134	22,268	23,067	76,446	65,423	19,200	16,777
Total credit-related commitments	112,549	104,134	22,268	23,067	76,446	65,423	19,200	16,777

(1)       Includes the notional amount and the credit equivalent for credit derivatives where the Group has sold credit protection.

(2)       Comparative information for notional amounts have been restated by $27,350 million for the Group and $14,183 million for the Company to include unused credit card and overdraft limits.  These amounts have been included to ensure consistency with guidelines for APRA prudential reporting.

Investment commitments
Statutory funds (1)	742	554	742	554	—	—	—	—
Total investment commitments	742	554	742	554	—	—	—	—

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

(ii) Clearing and settlement obligations

The Company is subject to a commitment in accordance with the rules governing clearing and settlement arrangements contained in the Australian Payments Clearing Association Limited Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System which could result in a credit risk exposure and loss in the event of a failure to settle by a member institution.  The Company also has a commitment in accordance with the Austraclear System Regulations and the Continuous Linked Settlement Bank Rules to participate in loss-sharing arrangements in the event that another financial institution fails to settle.

(iii) Interbank deposit agreement

The Company is a party to an interbank deposit agreement between the major Australian banks.  Each participant, including the Company, has a maximum commitment to provide a deposit of an amount of up to $2,000 million, for a period of 30 days, to any other participant experiencing liquidity problems. Repayment of the deposit by the recipient bank may be by cash or by transfer of mortgages securing eligible housing loans to the value of the deposit.  The agreement is certified by APRA as an industry support contract under section 11CB of the Banking Act 1959 (Cth).

(iv) Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.

On August 29, 2003, a civil class action complaint was filed in the US District Court, Southern District of New York, against the Group and others for alleged violations of the US federal securities law relating primarily to disclosure concerning the valuation of the mortgage servicing rights held by HomeSide US (sold in October 2002).  The complaint failed to specify any quantum of damages.  The plaintiffs in the complaint filed their consolidated amended class action complaint on January 30, 2004, and the Group moved to dismiss the consolidated amended class action complaint on March 11, 2004.  It is anticipated that the court will rule on the motion to dismiss during the 2006 year.

On February 26, 2004, the Company announced that it had received a document request from the US SEC as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to auditor independence. In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities, including the foreign currency options trading matter and HomeSide US.

The Group does not consider that the outcome of any proceedings, either individually or in aggregate, is likely to have a material effect on its financial position. Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities of the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

(v) Contingent liability – amended assessments from the Australian Taxation Office – exchangeable capital units capital raising

The Company announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001.  The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after tax), a total of $552 million (after tax).

As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

In accordance with ATO practice on disputed assessments, the Company has paid 50% of the amounts owing under the amended assessments.  These payments have been recognised as an asset by the Company in its accounts, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.  Interest may accrue on the unpaid disputed amounts.  The Company has not tax-effected interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.  As a result, a permanent difference of $31 million (2004: $33 million) has been recognised in determining income tax expense for the year ended September 30, 2005.

The tax treatment of the ExCaps remains in dispute with the ATO.  The Company has considered the implications of the recent decision of the full Federal Court of Australia in Macquarie Finance Limited v Commissioner of Taxation.  This decision has reinforced the Company’s confidence in the legal merits of its case.  The Company disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged and no provisions have been raised for this matter.

(vi) Contingent liability – amended assessment from the New Zealand Inland Revenue Department – structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the New Zealand banking industry.

As part of this review, subsidiaries of the Company have received amended tax assessments for the 1998 and 1999 years from the IRD with respect to certain structured finance transactions.  The amended assessments are for income tax of approximately NZ$47 million.  Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The IRD has also issued Notices of Proposed Adjustments in respect of these and similar structured finance transactions for the 2000, 2001 and 2002 years. These notices do not create a tax obligation for the Group, but advise of the IRD’s intention to issue amended assessments for those years.

The New Zealand Government introduced new legislation, effective from July 1, 2005, which addresses its concerns with banks entering these transactions. All of the structured finance transactions of the Company’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to June 30, 2005, the maximum sum of primary tax which the IRD might claim for all years is approximately NZ$416 million.  In addition, as at September 30, 2005, interest of NZ$117 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.  The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the year to September 30, 2005.

(vii) Contingent liability – sale of SR Investment, Inc.

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

(c) Parent entity guarantees and undertakings

Excluded from the Group amounts disclosed above are the following guarantees and undertakings to entities in the Group:

•                  commercial paper issued by National Australia Funding (Delaware), Inc. totalling $6,209 million (2004: $4,615 million) is guaranteed by the Company;

•                  the Company has agreed to guarantee existing debenture holders secured under Broadbank Corporation Limited’s (now National Australia Bank (NZ) Limited) Trust Deed as at December 31, 1987 until maturity.  The outstanding liability as at September 30, 2005 was immaterial;

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

•                  the Company has undertaken to MLC Lifetime Company Limited, a wholly-owned subsidiary, to ensure that MLC Lifetime Company Limited is able to meet certain specified reinsurance obligations, up to a maximum aggregate amount of $300 million;

•                  commercial paper issued by National Australia Finance (Hong Kong) plc totalling GBP250 million is guaranteed by the Company;

•                    the Company has agreed to provide a guarantee and indemnity, limited to US$500 million, with respect to certain liabilities and obligations of National Australia Group Europe Limited in favour of a third party;

•                  the Company has agreed to provide a guarantee and indemnity with respect to the obligations of NBA Properties (Vic) Limited under the leases and car park licences of the Group’s premises at 800 and 808 Bourke Street, Docklands; and

•                  pursuant to ASIC Class Order 98/1418 dated August 13, 1998, relief was granted to certain controlled entities (refer to note 43, footnote (1)) from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of annual financial reports.  It is a condition of the Class Order that the Company and each of the controlled entities enter into a deed of cross guarantee.  The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding-up of any of the controlled entities under certain provisions of the Corporations Act 2001 (Cth). If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full.  The controlled entities have also given similar guarantees in the event that the Company is wound up.  Table 1 presents consolidated pro forma statements of financial performance and financial position for the Company and controlled entities which are party to the deed, after eliminating all transactions between parties to the deed, which is known as a closed group.

It is not envisaged that any material unrecorded loss is likely to arise from any of the transactions described in this note.

Table 1 Closed group

Pro forma statement of financial performance

For the year ended September 30

	2005	2004
	$m	$m
Profit from ordinary activities before income tax expense	5,129	3,177
Income tax expense relating to ordinary activities	(888)	(705)
Net profit	4,241	2,472
Net credit/(debit) to foreign currency translation reserve	(7)	10
Total changes in equity other than those resulting from transactions with owners as owners	4,234	2,482

Pro forma statement of financial position

As at September 30

	2005	2004
	$m	$m
Assets
Cash and liquid assets	3,372	4,230
Due from other financial institutions	16,158	21,615
Due from customers on acceptances	27,612	16,266
Trading securities	14,974	23,699
Trading derivatives	13,416	17,279
Available for sale securities	3,231	3,978
Investment securities	2,425	5,383
Loans and advances	175,783	156,081
Shares in controlled entities, joint venture entities and other securities	9,835	9,137
Regulatory deposits	67	93
Property, plant and equipment	1,036	1,072
Income tax assets	918	876
Other assets	31,101	33,887
Total assets	299,928	293,596
Liabilities
Due to other financial institutions (1)	32,605	40,399
Liability on acceptances	27,612	16,266
Trading derivatives	11,642	15,181
Deposits and other borrowings (1)	144,842	145,741
Income tax liabilities	1,008	747
Provisions	1,137	629
Bonds, notes and subordinated debt	38,108	31,449
Other debt issues	297	350
Other liabilities	20,089	22,959
Total liabilities	277,340	273,721
Net assets	22,588	19,875

Equity
Contributed equity	10,511	9,216
Reserves	1,079	1,244
Retained profits	10,998	9,415
Total equity	22,588	19,875

(1)       Comparative amounts have been reclassified to accord with changes in presentation made in 2005 (refer to note 1(d) for further information).

45 Derivative financial instruments

The purpose of the following discussion is to inform users of the financial report of the type of instruments used by the Group, the reasons for using them, the accompanying risks, and how those risks are managed.

Derivative financial instruments held or issued for trading purposes

The Group maintains trading positions in a variety of derivative financial instruments and acts primarily in the market by satisfying the needs of its customers through foreign exchange, interest rate-related services and credit-related contracts.  In addition, the Group takes positions on its own account, within a prescribed limit framework, to manage its exposure to market and credit risks relating to trading activities.  It satisfies customer needs and maintains access to market liquidity by quoting bid and offer prices on those instruments and trading with other market makers.  All positions held for trading purposes are revalued on a daily basis to reflect market movements, and any revaluation profit or loss is recognised immediately in the profit and loss account.  It is the Group’s policy from a trading risk viewpoint to maintain a substantially matched position in assets and liabilities in foreign currencies.  Net exposure to exchange risk in this respect is not material.

Derivative financial instruments held or issued for purposes other than trading

The operations of the Group are subject to risk of interest rate fluctuations, to the extent of the repricing profile of the Group’s statement of financial position.  Derivative financial instruments are held or issued for the purposes of managing existing or anticipated interest rate risk.

The Group monitors its non-trading interest rate risk by simulating future net interest income resulting from applying a range of possible future interest rate scenarios to its projected balance sheets.

The Group also holds or issues derivative financial instruments for the purpose of hedging structured foreign exchange risk.  Foreign exchange derivatives are used to hedge foreign currency borrowings and anticipated cash flows such as those relating to dividends emanating from foreign controlled entities.

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

Table 1 Fair value of derivative financial instruments held or issued by the Group

	Other than trading fair value (1)		Trading fair value (1)
	2005	2004	2005	2004
	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange
In a favourable position	136	160	3,063	4,543
In an unfavourable position	(377)	(613)	(3,348)	(4,599)
Cross currency swaps
In a favourable position	383	342	3,891	2,708
In an unfavourable position	(3,042)	(1,781)	(2,256)	(985)
Options
Purchased	1	132	416	3,377
Written	n/a	n/a	(432)	(3,699)
	(2,899)	(1,760)	1,334	1,345
Interest rate-related contracts
Forward rate agreements
In a favourable position	2	—	12	18
In an unfavourable position	(2)	(4)	(9)	(19)
Swaps
In a favourable position	410	402	6,073	6,806
In an unfavourable position	(242)	(591)	(5,939)	(6,507)
Futures
In a favourable position	5	9	33	39
In an unfavourable position	(9)	(8)	(29)	(26)
Options/swaptions
Purchased	35	(31)	195	207
Written	n/a	n/a	(179)	(104)
	199	(223)	157	414

	Other than trading fair value (1)		Trading fair value (1)
	2005	2004	2005	2004
	$m	$m	$m	$m
Credit-related contracts
Credit derivatives
In a favourable position	6	2	59	62
In an unfavourable position	(3)	(10)	(73)	(71)
	3	(8)	(14)	(9)
Other contracts
In a favourable position	15	2	217	179
In an unfavourable position	(5)	—	(142)	(140)
	10	2	75	39
Total fair value of derivative financial instruments held or issued - in a favourable position	993	1,049	13,959	17,939
Total fair value of derivative financial instruments held or issued - in an unfavourable position	(3,680)	(3,038)	(12,407)	(16,150)

(1)       The positive fair value represents the credit risk to the Group if all the Group’s counterparties were to default.

The fair value of foreign exchange rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2005 of $1,334 million (2004: unrealised net profit of $1,345 million).  Total net realised and unrealised profits and losses on foreign exchange rate-related contracts held or issued for trading purposes during the year amounted to a net profit of $371 million (2004: net profit of $313 million) (refer to note 4).

The majority of fair value for interest rate-related contracts is concentrated in interest rate swaps.

The fair value of interest rate-related contracts held or issued for trading purposes amounted to a net unrealised profit at September 30, 2005 of $157 million (2004: unrealised net profit of $414 million).  Total net realised and unrealised profits and losses on both trading securities and interest rate derivatives held or issued for trading purposes during the year amounted to a net profit of $285 million (2004: net profit of $262 million) (refer to note 4).

Value at risk for derivatives held or issued for trading purposes

The use of derivatives for trading purposes within the Group is subject to disciplines prescribed in Institutional & Market Services policy.  Under this control framework, all derivative contracts are marked-to-market at the end of each business day.

Businesses trading derivative contracts are subject to a daily value at risk (VaR) process.  This involves the calculation of mark-to-market changes according to a two year history of market rate changes for an approved holding period to produce a range of loss estimates for statistical analysis.  The VaR methodology measures potential losses for an approved confidence level that may arise from variance in price movements between derivatives and other transactions that the derivatives are intended to offset. This is an area which is subject to ongoing remedial work as a consequence of the Group addressing risk systems and procedures in accordance with remedial actions specified by APRA. While significant improvements have been made to risk management frameworks and processes, there is still work required to validate complex models and regularly reconcile key data flows used in the calculation of VaR.

VaR is supplemented with a program of stress testing, in which profit and loss on contracts and portfolios are calculated in the event of extreme market conditions.

VaR and portfolio sensitivity measures are subject to approved limits that are overseen by independent Market Risk units within Group Risk Management.

Table 2 shows the Group’s VaR according to exposures in foreign exchange, interest rate, options (volatility) and commodity markets:

Table 2 Value at risk for physical and derivative positions

	Average value during reporting period		Minimum value during reporting period (1)		Maximum value during reporting period (1)
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Value at risk at a 99% confidence level
Foreign exchange risk	3	7	1	1	7	39
Interest rate risk	13	13	9	7	18	21
Volatility risk	1	5	1	1	3	20
Commodities risk	—	1	—	—	1	2
Credit risk	—	—	—	—	1	—
Diversification benefit	(3)	(6)	—	—	(10)	(27)
Total value at risk for physical and derivative positions (1)	14	20	11	9	20	55

(1)       Value at risk is measured individually for foreign exchange risk, interest rate risk, volatility risk, commodities risk and credit risk.  The individual risk categories do not sum up to the total risk number due to diversification benefits.  Risk limits are applied in these categories separately, and against the total risk position.

Deferred gains and losses on derivative financial instruments held or issued for other than trading purposes

Table 3 shows the net deferred realised gains and losses arising from hedging contracts entered into by the Group to reduce the risk arising from identifiable assets, liabilities and commitments, together with the expected term of deferral:

Table 3 Net deferred gains and losses

	Foreign exchange rate-		Interest rate-
	related contracts		related contracts		Total
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Within 6 months	—	—	—	4	—	4
6 months – 1 year	—	—	—	1	—	1
Total net deferred losses	—	—	—	5	—	5

Credit risk

Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Group when settlement becomes due.

A derivative’s notional principal is the amount of a derivative’s underlying asset, reference rate or index and is the quantum on which changes in the value of the derivative are measured.  It provides an indication of the volume of business transacted by the Group.

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

Credit risk is constantly assessed, measured and managed in strict accordance with the Group’s risk management policies.  Banking entities within the Group may take collateral to secure amounts due under derivative transactions.  Collaterisation is assessed specifically at the time facilities are approved on a case-by-case basis.

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

Table 4 Notional principal, estimated credit equivalent and fair value of all derivative financial instruments

	Notional principal		Credit equivalent		Fair value		Average fair value (1)
	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange (2)
Trading	307,046	268,127	7,065	6,647	(285)	(56)	(584)	24
Other than trading	31,562	31,204	383	149	(241)	(453)	—	—
	338,608	299,331	7,448	6,796	(526)	(509)	(584)	24
Cross currency swaps (2)
Trading	127,869	100,222	10,023	7,079	1,635	1,723	1,722	2,257
Other than trading	32,147	16,951	1,916	1,173	(2,659)	(1,439)	—	—
	160,016	117,173	11,939	8,252	(1,024)	284	1,722	2,257
Futures trading	58	156	—	—	—	—	(1)	(46)
Options
Trading	38,309	344,956	712	2,612	(16)	(322)	(127)	(244)
Other than trading	105	3,100	3	99	1	132	—	—
	38,414	348,056	715	2,711	(15)	(190)	(127)	(244)
Total foreign exchange rate-related contracts	537,096	764,716	20,102	17,759	(1,565)	(415)	1,010	1,991

	Notional principal		Credit equivalent		Fair value		Average fair value (1)
	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate-related contracts
Forward rate agreements
Trading	107,815	107,547	17	28	3	(1)	3	—
Other than trading	9,458	9,501	2	9	—	(4)	—	—
	117,273	117,048	19	37	3	(5)	3	—
Swaps
Trading	782,972	641,675	9,789	10,280	134	299	186	299
Other than trading	47,457	64,992	559	566	168	(189)	—	—
	830,429	706,667	10,348	10,846	302	110	186	299
Futures
Trading	319,197	215,962	—	—	4	13	10	10
Other than trading	1,306	2,033	—	—	(4)	1	—	—
	320,503	217,995	—	—	—	14	10	10
Options/swaptions
Trading	106,777	77,072	476	331	16	103	27	27
Other than trading	2,170	4,785	59	73	35	(31)	—	—
	108,947	81,857	535	404	51	72	27	27
Total interest rate-related contracts	1,377,152	1,123,567	10,902	11,287	356	191	226	336
Credit-related contracts
Credit derivatives (3)
Trading	16,985	11,983	1,354	1,100	(14)	(9)	(12)	(9)
Other than trading	5,571	2,600	430	260	3	(8)	—	—
Total credit-related contracts	22,556	14,583	1,784	1,360	(11)	(17)	(12)	(9)
Other contracts
Trading	2,919	3,502	406	337	75	39	50	34
Other than trading	110	313	6	16	10	2	—	—
Total other contracts	3,029	3,815	412	353	85	41	50	34
Total derivative financial instruments	1,939,833	1,906,681	33,200	30,759	(1,135)	(200)	1,274	2,352
Deduct: Non-consolidated controlled entities (4)	3,207	3,519	32	78	28	43	—	—
Total derivative financial instruments reported for capital adequacy (5)	1,936,626	1,903,162	33,168	30,681	(1,163)	(243)	1,274	2,352

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

(5)       Refer to the ‘financial review’ section of this annual financial report for further information on capital adequacy.

Credit equivalent by maturity

As mentioned above, the credit equivalent amount includes an adjustment which takes account of the residual maturity of contracts.  This is because credit risk is partly a function of the time over which the exposure will be held.

Table 5 provides a maturity profile of total counterparty exposure by credit equivalent amounts for all derivative financial instruments held or issued by the Group for the last two years at September 30.  It shows that 27% (2004: 32%) of the exposure is confined to maturities of one year or less and 77% (2004: 73%) matures within five years.

Table 5 Maturity profile of total derivative financial instruments counterparty exposure by credit equivalent

	2005
	0 to 6	6 to 12	1 to 2	2 to 5	After 5
	month(s)	months	year(s)	years	years	Total
	$m	$m	$m	$m	$m	$m
Foreign exchange-related contracts	5,659	1,663	2,369	6,973	3,438	20,102
Interest rate-related contracts	254	536	1,847	4,147	4,118	10,902
Credit-related contracts	565	33	216	837	133	1,784
Other contracts	186	94	66	66	—	412
Total credit equivalent of derivative financial instruments	6,664	2,326	4,498	12,023	7,689	33,200

	2004
	0 to 6	6 to 12	1 to 2	2 to 5	After 5
	month(s)	months	year(s)	years	years	Total
	$m	$m	$m	$m	$m	$m
Foreign exchange-related contracts	5,670	2,635	2,313	3,969	3,172	17,759
Interest rate-related contracts	467	637	1,814	3,266	5,103	11,287
Credit-related contracts	49	3	30	1,250	28	1,360
Other contracts	29	307	7	10	—	353
Total credit equivalent of derivative financial instruments	6,215	3,582	4,164	8,495	8,303	30,759

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

Table 6 shows the credit equivalent of derivatives allocated to broad sector and geographic locations as at September 30, 2005 for the Group.  It shows that 77% (2004: 68%) of credit exposure is to banks.

Table 6 Credit equivalent of derivative financial instruments allocated to sectors and geographic locations of ultimate obligors

			Non-bank	Corporate
	Government		financial	and all other
	authorities	Banks	institutions	sectors	Total
	$m	$m	$m	$m	$m
Australia	59	12,519	849	2,982	16,409
Europe	47	8,571	1,140	293	10,051
New Zealand	88	339	7	329	763
United States	—	3,475	999	642	5,116
Asia	120	512	159	70	861
Total credit equivalent of derivative financial instruments	314	25,416	3,154	4,316	33,200

Liquidity risk

Liquidity risk arises from the possibility that market conditions prevailing at some point in the future will require the Group to sell positions at a value which is below their underlying worth, or may result in the inability to exit from the positions.  The liquidity of a derivative, or an entire market, can be reduced substantially as a result of external economic or market events, market size or the actions of individual participants.  In order to counter such risk, the Group concentrates its derivative activity in highly liquid markets.

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

The estimated fair values are based on relevant information available for the last two years at September 30.  These estimates involve matters of judgement, as changes in assumptions could have a material impact on the amounts estimated.  The methodologies and assumptions used in the net fair value estimates are described below.  These are not considered critical accounting policies of the Group, as they do not impact the recognition and measurement of items in the financial statements.

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

		2005		2004
		Carrying	Net fair	Carrying	Net fair
	Footnote	value	value	value	value
		$m	$m	$m	$m
Financial assets
Cash and liquid assets	(a)	8,430	8,430	8,080	8,080
Due from other financial institutions	(a)	15,477	15,477	23,494	23,494
Due from customers on acceptances	(a)	27,627	27,627	16,344	16,344
Debt securities	(b)	27,280	27,261	40,371	40,382
Trading derivatives	(c)	13,959	13,959	17,939	17,939
Investments relating to life insurance business
Equity securities	(d)	44,798	44,798	35,878	35,878
Debt securities	(d)	5,602	5,602	5,003	5,003
Loans and advances	(e)	260,053	259,683	247,836	248,579
Shares in controlled entities, joint venture entities and other securities	(f)	75	75	158	158
Regulatory deposits	(a), (g)	118	118	177	177
Financial liabilities
Due to other financial institutions (1)	(a)	36,322	36,322	43,768	43,768
Liability on acceptances	(a)	27,627	27,627	16,344	16,344
Trading derivatives	(c)	12,407	12,407	16,150	16,150
Deposits and other borrowings (1)	(h)	209,079	209,084	219,028	219,077
Life insurance policy liabilities	(i)	42,123	42,123	36,134	36,134
Bonds, notes and subordinated debt	(j)	39,238	39,994	32,573	33,474
Other debt issues	(j)	1,559	2,440	1,612	2,257

(1)       Comparative amounts have been reclassified to accord with changes in presentation made in 2005 (refer to note 1(d) for further information).

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

(e)          the carrying value of loans and advances is net of specific and general provision for doubtful debts and unearned income.  The net fair values of loans and advances that reprice within six months of year end are assumed to equate to the carrying value.  The net fair values of all other loans and advances are calculated using discounted cash flow models based on the maturity of the loans and advances.  The discount rates applied are based on the current interest rates at September 30 of similar types of loans and advances, if the loans and advances were performing at balance date.  The differences between estimated net fair values of loans and advances and carrying value reflect changes in interest rates and creditworthiness of borrowers since loan or advance origination.  Net lease receivables with a carrying value of $15,906 million (2004: $15,968 million) and a net fair value of $15,829 million (2004: $15,934 million), are included in loans and advances.  Lease receivables are excluded from the definition of a financial asset under SFAS 107 and have been included in the above table for Australian reporting purposes;

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

(j)             the net fair values of bonds, notes and subordinated debt and other debt issues are calculated based on a discounted cash flow model using a yield curve appropriate to the remaining maturity of the instruments is used; and

(k)          commitments to extend credit, letters of credit and guarantees and warranties and indemnities issued are considered to be financial instruments.These financial instruments are generally not sold or traded and estimated fair values are not readily ascertainable.  Net fair value of these items was not calculated for the following reasons.  Very few of the commitments extended beyond six months would commit the Group to a predetermined rate of interest.  Also, the fees attaching to these commitments are the same as those currently charged to enter into similar arrangements.  Finally, the quantum of fees collected under these arrangements, upon which a fair value calculation would be based, is not material.

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

Accumulation benefits are based on accumulated contributions and interest earnings thereon.  Entities in the Group are obliged to contribute sufficiently to cover specified minimum benefit levels.  These obligations are legally enforceable.  The relevant trust deed may allow for the cessation of these contributions. Members and employer contributions are calculated as percentages of members’ salaries or wages.  In the case of some plans, member contributions are not required.

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

In relation to the Group’s European defined benefit plans, the plans’ actuaries have advised that using their best estimate (ie. most probable) assumptions for the long term, the European plans are in a combined surplus position of approximately $458 million at June 30, 2005.  In contrast, applying applicable accounting disclosure principles, these plans are in a combined deficit position of $16 million on a vested benefits basis.  This means the present value of benefits exceeds the market value of plan assets that are not conditional on future employment.  Further, on an accrued benefits basis, these plans are in a combined deficit position of $1,207 million.  This means the present value of future benefits exceeds the market value of plan assets at June 30, 2005, being the last assessment date.  The discount rate used to determine both the vested benefit and accrued benefit positions does not reflect the actual asset mix and the expected earnings on the plans’ assets over the long term.  As such, these positions will change with future market conditions at a point in time.

The actuaries’ advice provides comfort to the Group that the plans will meet their long-term obligations.  In addition, the Group continues to meet the applicable statutory minimum funding requirements set by legislation in the UK.  The Group has no obligation to make payments in respect of the plans’ deficits over and above its annual contributions.  These contributions are only set after agreement between the Group and the plans’ trustees and actuaries.  The next scheduled triennial review for this purpose is September 30, 2007 for all UK plans.

The Group contributed $311 million ($297 million excluding Irish Banks) in respect of all superannuation and pension plans for 2005 (2004: $275 million, $241 million excluding Irish Banks).  Included therein were contributions of $152 million ($138 million excluding Irish Banks) in respect of the Group’s European defined benefit pension plans (2004: $165 million, $131 million excluding Irish Banks).

The Group’s accounting policy is set out in note 1(mm).  Under this accounting policy, the Group recognised superannuation and pension expenses of $324 million in 2005 (2004: $309 million), of which $165 million ($156 million excluding Irish Banks) related to the Group’s European defined benefit pension plans (2004: $210 million, $183 million excluding Irish Banks).  These expenses are reported within personnel expenses.  Under the accounting policy, the Group recognised defined benefit pension fund surpluses as an asset in the Group’s balance sheet on acquisition of entities.  This asset is subsequently adjusted for prepayments and accruals and is referred to as a prepaid pension cost asset.  The carrying value of the prepaid pension cost asset as at September 30, 2005 was $502 million and is reported within other assets (2004: $582 million).  A provision for deferred income tax has been recognised for timing differences in relation to prepaid pension costs as at September 30, 2005 of $160 million (2004: $180 million).

No liabilities have been recognised in the Group’s balance sheet in relation to the current defined benefit fund deficits reflected in the table below as the Group has no obligation to make payments in respect of those deficits over and above its annual contributions to these plans unless required by the applicable statutory minimum funding requirements.  The Group’s European defined benefit plans are all adequately funded under the minimum funding requirements test in the UK as at September 30, 2005.

Listed below are details of the major plans with total assets in excess of $20 million each.  The accrued benefits, plan assets at net market value, net surplus/(deficit) and vested benefits of these plans (converted at exchange rates at September 30) were:

				Net		Net
	Most recent	Accrued	Plan	accrued benefit	Vested	vested benefit
Name of defined benefit fund	plan information	benefits	assets	surplus/(deficit)	benefits	surplus/(deficit)
		$m	$m	$m	$m	$m
2005
National Australia Bank Group	June 30, 2005 (1)
Superannuation Fund A	Plan Financial Report	2,246	2,314	68	2,203	111
Clydesdale Bank Pension	June 30, 2005 (2)
Scheme	Actuarial Update	2,349	1,610	(739)	1,623	(13)
National Australia Bank UK	June 30, 2005 (2)
Retirement Benefits Plan	Actuarial Update	379	258	(121)	254	4
Yorkshire Bank Pension	June 30, 2005 (2)
Scheme	Actuarial Update	1,859	1,512	(347)	1,519	(7)
Bank of New Zealand Officers’	June 30, 2005 (3)
Provident Association	Actuarial Update	200	242	42	177	65
National Wealth Management	June 30, 2005 (4)
Superannuation Fund	Plan Financial Report	100	119	19	105	14
Total defined benefit funds		7,133	6,055	(1,078)	5,881	174

2004
National Australia Bank Group	June 30, 2004 (1)
Superannuation Fund A	Plan Financial Report	1,982	2,046	64	1,940	106
Clydesdale Bank Pension	June 30, 2004 (2)
Scheme	Actuarial Update	2,064	1,540	(524)	1,362	178
Northern Bank Pension	June 30, 2004 (2)
Scheme	Actuarial Update	1,331	1,098	(233)	883	215
National Irish Bank Pension	June 30, 2004 (2)
Scheme	Actuarial Update	379	366	(13)	212	154
National Australia Bank UK	June 30, 2004 (2)
Retirement Benefits Plan	Actuarial Update	350	233	(117)	186	47
Yorkshire Bank PLC Pension	June 30, 2004 (2)
Fund	Actuarial Update	1,701	1,435	(266)	1,339	96
Bank of New Zealand Officers’	June 30, 2004 (3)
Provident Association	Actuarial Update	183	248	65	179	69
National Wealth Management	June 30, 2004 (4)
Superannuation Fund	Plan Financial Report	95	122	27	116	6
Total defined benefit funds		8,085	7,088	(997)	6,217	871

(1)       National Australia Bank Group Superannuation Fund A is technically a defined benefit fund although the vast majority of members have accumulation benefits. Accrued benefits are at the date of the last actuarial assessment, which was June 30, 2003.  At the date of the last actuarial assessment, plan assets were $1,811 million and vested benefits were $1,711 million.  Plan assets and vested benefits are as at June 30, 2005, being the date of the most recent financial statements of the fund (for 2004 comparative information, they are as at June 30, 2004).  Accrued benefits represents the sum of each member’s accrued defined contribution benefits at June 30, 2005, plus an estimate of the defined benefit rolled forward from June 30, 2003.  The 2004 accrued benefits have been restated to reflect a consistent measurement basis.  Approximately 1% of disclosed accrued benefits and 4% of the disclosed plan assets relate to defined benefits.  The actuary is Mr SJ Schubert, FIA, FIAA, of Russell Investment Group.

(2)       Accrued benefits, plan assets and vested benefits are at the date of the most recent actuarial update being June 30, 2005 which issues information from the latest triennial actuarial assessment as at September 30, 2004.  For 2004 comparative information, accrued benefits, plan assets and vested benefits were at the date of an actuarial update (which was not a full actuarial assessment).  The actuary for these funds is Watson Wyatt Partners, Consulting Actuaries.  These funds are closed to new members.

(3)       Bank of New Zealand Officers’ Provident Association has two divisions within one fund.  Division 1 is a defined benefit plan and is closed to new members. Division 2 is a cash accumulation plan and contains the majority of members.  Accrued benefits (which are rolled forward from the date of the last actuarial assessment at October 31, 2002), total plan assets and vested benefits are as at June 30, 2005, being the date of the last actuarial update.  At October 31, 2004, being the date of the most recent financial statements of the fund, the plan assets were $245 million, accrued benefits were $185 million and vested benefits were $181 million.  The fund actuary is Ms GR Spooner, BSc, FIAA, FNSA, of Watson Wyatt NZ Ltd.  Approximately 18% of disclosed accrued benefits and 40% of plan assets relate to defined benefits.

(4)       National Wealth Management Superannuation Fund is technically a defined benefit fund although the majority of members have accumulation benefits.  Accrued benefits are at the date of last actuarial assessment, which was July 1, 2002.  At the date of the last actuarial assessment, plan assets were $95 million and vested benefits were $99 million.  Plan assets and vested benefits are as at June 30, 2005, being the date of the most recent financial statements of the fund (for 2004 comparative information, they are as at June 30, 2004).  The results of the July 1, 2005 actuarial assessment are not available as at the date of this report. Approximately 53% of disclosed accrued benefits and 61% of the disclosed plan assets relate to defined benefits.  The fund actuary is Mr D O’Keefe, FIAA, of Alea Actuarial Consulting.

48 Operating lease commitments

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Estimated minimum lease commitments
Due within 1 year	386	370	270	260
Due within 1 – 2 year(s)	311	298	205	199
Due within 2 – 3 years	231	237	148	149
Due within 3 – 4 years	154	178	90	102
Due within 4 – 5 years	129	135	69	73
Due after 5 years	903	1,014	318	351
Total operating lease commitments (1) (2) (3)	2,114	2,232	1,100	1,134

Commitments by type
Commercial and residential buildings	2,014	2,103	1,008	1,007
Data processing and other equipment	100	129	92	127
Total operating lease commitments (1) (2) (3)	2,114	2,232	1,100	1,134

(1)	Figures include liabilities taken up for surplus leased space and lease incentives.

(2)	Includes non-cancellable operating lease commitments consisting of:

	Due within 1 year	319	286	207	185
	Due within 1 – 2 year(s)	285	247	183	157
	Due within 2 – 3 years	223	215	139	134
	Due within 3 – 4 years	154	171	90	101
	Due within 4 – 5 years	129	128	69	73
	Due after 5 years	903	961	317	351
	Total non-cancellable operating lease commitments	2,013	2,008	1,005	1,001

(3)

Included in this note are lease commitments resulting from the sale and leaseback of various properties.  These transactions are generally for a term of five years, or 10 years for major properties.  There is no ongoing involvement in the properties other than rental payments.

49 Capital expenditure commitments

	Group		Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Land and buildings
Due within 1 year	35	70	15	70
Data processing and other equipment
Due within 1 year	41	16	37	12
Due within 1 - 2 years	1	—	1	—
Other
Due within 1 year	27	12	—	—
Total capital expenditure commitments	104	98	53	82

50 Related party disclosures

During the year, there have been dealings between the Company and its controlled entities and other related parties.  The Company provides a range of services to related parties including the provision of banking facilities and standby financing arrangements.  Other dealings include granting loans, accepting deposits and services to providing finance, forward exchange and interest rate cover.  These transactions are normally subject to commercial terms and conditions.

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

Remuneration details of the directors of the Company and specified executives of the Group are set out in the remuneration report which forms part of the report of the directors.  Performance options, performance rights and shareholdings of directors of the Company and specified executives of the Group are set out in note 51.

Details of directors who held office during the year and period of office are set out in the report of the directors.  Details of individuals disclosed as specified executives, including period of responsibility as a specified executive is set out in the remuneration report which forms part of the report of the directors.

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted under the revised ASIC Class Order 98/110 dated July 10, 1998 (revised by Class Order 04/665 dated July 15, 2004) from providing details of certain loans or financial instrument transactions made by banks to personally-related entities of directors of the Company or specified executives of the Group (other than to any entity controlled, jointly controlled or significantly influenced by them) in the ordinary course of the banking business and on an arm’s length basis or with the approval of shareholders of the relevant entity and its ultimate parent entity, if any.

The Company is required under the terms of the Class Order to lodge a statutory declaration, signed by two directors, with ASIC.  The declaration must state that the Company has implemented systems of internal controls and procedures which, in the case of any material financial instrument transaction, ensure that, and in any other case, are designed to provide a reasonable degree of assurance that, any loans or other financial instrument transactions of a bank with directors of the Company or specified executives of the Group or their personally-related entities which are not entered into regularly and on normal terms and conditions are drawn to the attention of the directors so that they may be disclosed in the financial report.

The Company will lodge such a declaration with its annual return to ASIC for the year ended September 30, 2005.

Loans to directors of the Company and specified executives of the Group

Loans made to the directors of the Company are made in the ordinary course of business on commercial terms and conditions.  Loans to specified executives (other than executive directors) of the Group may be made on similar terms and conditions generally available to other employees within the Group.  Loans to directors of the Company and specified executives of the Group, are subject to restrictions under applicable laws and regulations including the Corporations Act 2001 (Cth) and the United States Sarbanes-Oxley Act of 2002.

Under the revised Class Order referred to above, disclosure is limited to the aggregate amount of loans made or guaranteed by:

•                  the Company and its controlled entities to directors of the Company, specified executives of the Group and entities controlled, jointly controlled or significantly influenced by them; and

•                  controlled non-banking entities to directors of the Company, specified executives of the Group, or their personally-related entities.

In line with the Class Order, all loans made or guaranteed by the Company and its banking controlled entities to personally-related entities of directors of the Company or specified executives of the Group (not including entities controlled, jointly contolled or significantly influenced by directors or specified executives) have been excluded from disclosure in 2005.  This exclusion extends to loans held by personally-related individuals (relatives) of directors of the Company and specified executives of the Group that have been secured or guaranteed by the director or specified executive.  To ensure consistency with 2005 disclosures, 2004 comparatives have been restated to remove certain loans to personally-related individuals that were secured or guaranteed by directors of the Company or specified executives of the Group.  In 2004, the closing balance included loans with the personally-related individuals of the following directors: Mr Kraehe $1,500,000; Mr Gilbert $1,309,883 and the following specified executive: Mr Fahour $2,238,210.

Loans to directors of the Company and specified executives of the Group at the end of the year may, in some instances, be an estimate of the September 30 statement balances. Where estimates have been used at the end of 2004, the balance at the beginning of 2005 reflects the actual opening balance, and therefore, may differ from the prior year closing balance.

Details regarding the aggregate amounts of such loans outstanding, interest charged, interest not charged and write-offs for the last two years to September 30 were:

							Individuals
	Terms	Balance at					in group
	and	beginning	Interest	Interest not		Balance at	during year
	conditions	of year (1)	charged	charged	Write-off	end of year	No.
		$	$	$	$	$
Directors of the Company
2005	Normal	13,048,633	838,822	—	—	12,209,415	5
2004 (2)	Normal	22,324,092	1,335,786	—	—	23,703,225	9

Specified executives of the Group
2005	Normal	1,762,003	110,309	—	—	1,854,173	5
	Employee	2,780,719	128,243	—	—	2,792,571	7
2004	Normal	2,222,538	493,017	—	—	7,675,491	7
	Employee	3,022,782	152,109	—	—	2,730,615	9

(1)       To ensure consistency with 2005 disclosures, 2004 comparatives have been restated to include a personal loan of $290,000 held by Mr Gilbert and an interest component on a separate personal loan of Mr Gilbert’s of $20,020 that have been included in balance at beginning of year for 2005.  A loan amount of $1,080,205 held by Mr Hooper was included in balance at beginning of year in 2005 that was disclosed net of Mr Hooper’s personal offset saving account in the previous year ($1,014,838), and this difference has been restated in 2004 comparatives.

(2)       Balance at the end of 2004 does not equal balance at beginning of 2005 because different individuals were specified as directors of the Company or specified executives of the Group between 2004 and 2005.  Loans outstanding at beginning and end of year, interest charged, interest not charged and write offs in 2004 for Mr Fahour and Mr Ullmer have been restated from specified executives to directors as a result of their appointment as directors on October 7, 2004.

Details regarding individuals with aggregate loans above $100,000 during the year ended September 30, 2005 were:

	Terms	Balance at					Highest
	and	beginning	Interest	Interest not		Balance at	indebtedness
2005	conditions	of year	charged	charged	Write-off	end of year	during year
		$	$	$	$	$	$
Directors of the Company

Current
DT Gilbert (1)	Normal	12,337,198	783,254	—	—	11,474,156	14,473,652
GM Williamson	Normal	561	3,713	—	—	1,466	480,802

Former
GJ Kraehe	Normal	703,695	51,100	—	—	712,787	715,060

Specified executives of the Group

Current
CA Clyne	Employee	—	5,385	—	—	470,000	470,000
JE Hooper	Employee	1,100,668	56,688	—	—	1,079,454	1,106,749

Former
EC Hunter (2) (3)	Normal	980,000	61,744	—	—	1,153,369	1,153,579
	Employee	148,066	9,416	—	—	131,120	155,687
RE Pinney (3)	Normal	781,700	48,458	—	—	699,700	829,617
	Employee	101,321	—	—	—	90,089	101,321
GR Slater (3)	Employee	542,105	21,437	—	—	466,933	871,765
GD Willis (3)	Normal	303	23	—	—	1,104	1,104
	Employee	885,876	35,317	—	—	549,079	1,242,104

(1)       Includes business loans of entities over which Mr Gilbert has a significant influence.

(2)       Under the National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) a loan may be available to executives if and when they wish to exercise their performance options subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002).  The rules of this plan provide that the rate of interest applicable to such a loan shall be the Company’s base lending rate plus any margin determined by the Board.  Dividends payable in respect of a share loan are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.  For further information on executive share option plan, refer to note 38.  Ms Hunter has an outstanding loan under this plan with interest charged at the Company’s base lending rate which was 9.85% per annum at September 30, 2005.

(3)       Included within loans on employee terms and conditions are loans to purchase Company shares at a nil interest rate. This offer, which ceased in 1999 offered all employees a loan to purchase a prescribed number of shares each year between 1997 and 1999.  The shares for the relevant individuals are held in trust and dividends are applied against the principal of the loan until the loan is repaid.  The benefit associated with this interest-free loan has been imputed at 9.85% per annum, which is the current rate of interest for loans to purchase shares under the executive share option plan, and has been disclosed as part of the non-monetary remuneration of these specified executives in the remuneration report which forms part of the report of the directors.

All loans with directors of the Company and specified executives of the Group (or related entities controlled, jointly controlled or significantly influenced by them) have been provided on an arm’s length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).

Loans made by the Group in 2005 and 2004 to directors or to any associate of such persons, as defined by the US SEC at no time exceeded 5% of the equity of the Group.

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

51 Equity instrument remuneration of directors and specified executives

Equity instrument disclosures relating to directors and specified executives

(i) Terms and conditions of performance options and performance rights grants

The performance options and performance rights currently granted by the Company to executive directors of the Company and specified executives of the Group are over ordinary shares under the Company’s National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and the National Australia Bank Performance Rights Plan (performance rights plan).  No performance options or performance rights are granted to non-executive directors.  The terms and conditions of each performance option and right, including grant date and exercise price are detailed in note 38.

(ii) Performance options and performance rights provided as remuneration to directors of the Company and specified executives of the Group

Details of performance options and performance rights over ordinary shares in the Company granted as remuneration to each director of the Company and each of the specified executives of the Group during the year ended September 30, 2005 are set out below:

	Performance options granted			Performance rights granted
			Granted			Granted
	Grant	Expiry	during	Grant	Expiry	during
Name	date	date	year	date	date	year
Executive directors - current
JM Stewart (1)	Jan 31, 2005	Feb 1, 2009	900,000	Jan 31, 2005	Feb 1, 2009	210,000

Specified executives - current
CA Clyne	Feb 7, 2005	Feb 6, 2010	55,000	Feb 7, 2005	Feb 6, 2010	13,750
MJ Hamar	Dec 21, 2004	Aug 31, 2009	40,000	Dec 21, 2004	Aug 31, 2009	10,000
JE Hooper	Feb 7, 2005	Feb 6, 2010	70,000	Feb 7, 2005	Feb 6, 2010	17,500
LM Peacock	Feb 7, 2005	Feb 6, 2010	100,000	Feb 7, 2005	Feb 6, 2010	25,000
PL Thodey	Feb 7, 2005	Feb 6, 2010	100,000	Feb 7, 2005	Feb 6, 2010	25,000

Specified executives - former
EC Hunter (2)	Feb 7, 2005	Feb 6, 2010	42,000	Feb 7, 2005	Feb 6, 2010	10,500
IG MacDonald (2)	Feb 7, 2005	Feb 6, 2010	46,000	Feb 7, 2005	Feb 6, 2010	11,500
RE Pinney (2)	Feb 7, 2005	Feb 6, 2010	75,000	Feb 7, 2005	Feb 6, 2010	18,750
GR Slater (2)	Feb 7, 2005	Feb 6, 2010	45,000	Feb 7, 2005	Feb 6, 2010	11,250
GD Willis (2)	Feb 7, 2005	Feb 6, 2010	42,000	Feb 7, 2005	Feb 6, 2010	10,500

(1)       Approved by shareholders at the annual general meeting held January 31, 2005.

(2)       Ms Hunter, Mr MacDonald, Mr Pinney, and Mr Willis continue to hold positions with the Group at September 30, 2005 but ceased to act as specified executives on September 15, 2005.  Mr Slater ceased to act as a specified executive on January 1, 2005.

Fair value and exercise price per performance option and performance right at each grant date are set out below:

					Performance options and performance rights
	Performance options		Performance rights		Exercise
	Fair	Exercise	Fair	Exercise	period
Grant date	value	price	value	price (1)	from	to
	$	$	$	$
Dec 21, 2004	3.33	26.59	14.11	—	September 1, 2007	August 31, 2009
Jan 31, 2005 (2)	1.54	30.41	7.37	—	February 2, 2007	February 1, 2009
Feb 7, 2005	2.80	29.93	17.15	—	February 7, 2008	February 6, 2010

(1)  The total exercise price payable on the exercise of any performance rights on a particular day is $1.00 irrespective of the number of rights exercised on that day.

(2)  Approval of the granting of 900,000 performance options and 210,000 performance rights was sought and obtained at the 2004 annual general meeting held on January 31, 2005.  The agreement date for these performance options and performance rights was February 2, 2004.

All shares issued on the exercise of performance options are paid for in full by the individual on exercise based on the relevant exercise price.  Under the National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) a loan may be available to executives if and when they wish to exercise their performance options subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002). The rules of this plan provide that the rate of interest applicable to such a loan shall be the Company’s base lending rate plus any margin determined by the Board.  Dividends payable in respect of a loan share are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan.  For further information on the executive share option plan refer to note 38.  The number of shares received on exercise of performance options is included in equity instrument disclosures below.

(iii) Performance options holdings

The number of performance options over ordinary shares in the Company held during the financial year by each director of the Company and each specified executive of the Group, including their personally-related entities, are set out below:

	Performance options
	Balance	Granted during	Exercised	Other	Balance	Vested	Vested and
	at start	year as	during	changes during	at end	during	exercisable at
Name	of year	remuneration	year	year	of year	year	end of year
Executive directors - current
A Fahour	160,000	—	—	—	160,000	—	—
JM Stewart	275,000	900,000	—	—	1,175,000	—	—
MJ Ullmer	100,000	—	—	—	100,000	—	—
Specified executives - current
CA Clyne	55,000	55,000	—	—	110,000	—	—
MJ Hamar	—	40,000	—	—	40,000	—	—
JE Hooper	105,000	70,000	—	—	175,000	—	15,000
LM Peacock	150,000	100,000	—	—	250,000	—	—
PL Thodey (1)	587,500	100,000	(100,000)	—	587,500	—	75,000
Specified executives - former
EC Hunter (2)	97,500	42,000	—	—	139,500	—	20,000
IG MacDonald	750,000	46,000	—	—	796,000	—	125,000
RE Pinney	700,000	75,000	—	—	775,000	—	325,000
PB Scott (3) (4)	900,000	—	(242,000)	—	658,000	—	—
GR Slater	67,500	45,000	—	—	112,500	—	5,000
GD Willis (5)	187,500	42,000	(30,000)	—	199,500	—	—

(1)  100,000 ordinary shares were issued upon exercise of options on November 16, 2004. Performance options were exercised at an exercise price of $21.29 each which was $6.61 below the closing market price per share on the date exercised.  Options were exercised from the grant on March 23, 2000.

(2)  Ms Hunter has an outstanding loan with the Company for the exercise of options which were exercised in 2001.  Outstanding balance on this loan at September 30, 2005 was $92,574.  The loan is on employee terms and conditions with interest charged at the Group’s personal lending variable base rate, which was 9.85% per annum at September 30, 2005.

(3)  242,000 ordinary shares were issued upon exercise of options on July, 25, 2005. 117,000 performance options were exercised from the grant on September 28, 2000 at an exercise price of $24.89 each which was $6.74 below the closing market price per share on the date exercised.  125,000 performance options were exercised from the grant on March 23, 2001 at an exercise price of $27.85 each which was $3.78 below the closing market price per share on the date exercised.

(4)  Mr Scott resigned from the Group on January 31, 2005.  Performance options granted as remuneration continue to be held by Mr Scott and are exercisable to the extent they vest in the future, such vesting is subject to the performance hurdle being satisfied.  For further details, refer to the remuneration report which forms part of the report of the directors.

(5)  30,000 ordinary shares were issued upon exercise of options on May 25, 2005. Performance options were exercised at an exercise price of $27.85 each which was $3.80 below the closing market price per share on the date exercised.  Options were exercised from the grant on March 23, 2001.

No performance options held by directors of the Company or specified executives of the Group were vested and unexercisable at September 30, 2005.

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each director of the Company and each specified executive of the Group, including their personally-related entities, are set out below:

	Performance rights
	Balance	Granted during	Exercised	Other	Balance	Vested	Vested and
	at start	year as	during	changes during	at end	during	exercisable at
Name	of year	remuneration	year	year	of year	year	end of year
Executive directors - current
A Fahour	40,000	—	—	—	40,000	—	—
JM Stewart	68,750	210,000	—	—	278,750	—	—
MJ Ullmer	25,000	—	—	—	25,000	—	—
Specified executives - current
CA Clyne	13,750	13,750	—	—	27,500	—	—
MJ Hamar	—	10,000	—	—	10,000	—	—
JE Hooper	12,500	17,500	—	—	30,000	—	—
LM Peacock	37,500	25,000	—	—	62,500	—	—
PL Thodey	46,875	25,000	—	—	71,875	—	—
Specified executives - former
EC Hunter	9,375	10,500	—	—	19,875	—	—
IG MacDonald	62,500	11,500	—	—	74,000	—	—
RE Pinney	43,750	18,750	—	—	62,500	—	—
PB Scott	62,500	—	—	—	62,500	—	—
GR Slater	8,125	11,250	—	—	19,375	—	—
GD Willis	15,625	10,500	—	—	26,125	—	—

No performance rights held by directors of the Company or specified executives of the Group were vested and exercisable, or vested and unexercisable at September 30, 2005.

(v) Performance options and performance rights provided as part of remuneration

Details of the outstanding balance of each tranche of performance options and performance rights over ordinary shares in the Company provided to each director and specified executive as remuneration are set out below.  Further details regarding the exercise price, exercise period and fair value are disclosed in note 38.

	Performance options
	January 31/				January 16/		March 21/
	February 7,	December 21,	September 30,	June 25,	January 30,	October 30,	August 8,
Name	2005(1)	2004	2004	2004	2004(2)	2003	2003 (3)
Executive directors - current
A Fahour	—	—	160,000	—	—	—	—
JM Stewart	900,000	—	—	150,000	—	—	125,000
MJ Ullmer	—	—	100,000	—	—	—	—
Specified executives - current
CA Clyne	55,000	—	55,000	—	—	—	—
MJ Hamar	—	40,000	—	—	—	—	—
JE Hooper	70,000	—	—	—	25,000	—	25,000
LM Peacock	100,000	—	—	25,000	75,000	50,000	—
PL Thodey	100,000	—	—	—	100,000	—	87,500
Specified executives - former
EC Hunter	42,000	—	—	—	20,000	—	17,500
IG MacDonald	46,000	—	—	—	125,000	—	125,000
RE Pinney	75,000	—	—	25,000	75,000	—	75,000
PB Scott	—	—	—	—	125,000	—	125,000
GR Slater	45,000	—	—	—	20,000	—	12,500
GD Willis	42,000	—	—	—	30,000	—	32,500

(1)  Mr Stewart’s performance options were granted on January 31, 2005.  All other options were granted on February 7, 2005.

(2)  Mr Thodey’s performance options were granted on January 30, 2004.  All other January 2004 options were granted on January 16, 2004. Terms and conditions of performance options, including exercise price, exercise period and fair value were the same for both January 2004 grants.

(3)  Mr Stewart’s performance options were granted on August 8, 2003.  All other options were granted on March 21, 2003.

	Performance options
	June 14,	March 23,	September 28,	March 23,
Name	2002	2001	2000	2000
Executive directors - current
A Fahour	—	—	—	—
JM Stewart	—	—	—	—
MJ Ullmer	—	—	—	—
Specified executives - current
CA Clyne	—	—	—	—
MJ Hamar	—	—	—	—
JE Hooper	30,000	20,000	—	5,000
LM Peacock	—	—	—	—
PL Thodey	150,000	150,000	—	—
Specified executives - former
EC Hunter	30,000	20,000	—	10,000
IG MacDonald	250,000	250,000	—	—
RE Pinney	75,000	250,000	—	200,000
PB Scott	250,000	125,000	33,000	—
GR Slater	25,000	10,000	—	—
GD Willis	65,000	30,000	—	—

	Performance rights
	January 31/				January 16/		March 21/
	February 7,	December 21,	September 30,	June 25,	January 30,	October 30,	August 8,
Name	2005(1)	2004	2004	2004	2004(2)	2003	2003(3)
Executive directors - current
A Fahour	—	—	40,000	—	—	—	—
JM Stewart	210,000	—	—	37,500	—	—	31,250
MJ Ullmer	—	—	25,000	—	—	—	—
Specified executives - current
CA Clyne	13,750	—	13,750	—	—	—	—
MJ Hamar	—	10,000	—	—	—	—	—
JE Hooper	17,500	—	—	—	6,250	—	6,250
LM Peacock	25,000	—	—	6,250	18,750	12,500	—
PL Thodey	25,000	—	—	—	25,000	—	21,875
Specified executives - former
EC Hunter	10,500	—	—	—	5,000	—	4,375
IG MacDonald	11,500	—	—	—	31,250	—	31,250
RE Pinney	18,750	—	—	6,250	18,750	—	18,750
PB Scott	—	—	—	—	31,250	—	31,250
GR Slater	11,250	—	—	—	5,000	—	3,125
GD Willis	10,500	—	—	—	7,500	—	8,125

(1)  Mr Stewart’s performance rights were granted on January 31, 2005.  All other rights were granted on February 7, 2005.

(2)  Mr Thodey’s performance rights were granted on January 30, 2004.  All other January 2004 rights were granted on January 16, 2004.  Terms and conditions of performance rights, including exercise period and fair value were the same for both January 2004 grants.

(3)  Mr Stewart’s performance rights were granted on August 8, 2003.  All other rights were granted on March 21, 2003.

(vi) Shareholdings

The numbers of shares in the Company held by each director of the Company and each specified executive of the Group, including their personally-related entities, are set out below:

			Received during
			year on exercise
	Balance at	Granted during	of performance	Other	Balance
	start of	year as	options or	changes	at end
Name	year	remuneration (1)	options or rights	during year	of year
Ordinary shares
Executive directors - current
A Fahour	300,865	—	—	2,000	302,865
JM Stewart	3,086	24,108	—	179	27,373
MJ Ullmer	863	—	—	2,000	2,863
Non-executive directors - current
MA Chaney	—	239	—	20,000	20,239
PJB Duncan	5,510	4,970	—	196	10,676
RG Elstone	2,000	466	—	116	2,582
DT Gilbert	3,772	466	—	1,600	5,838
PJ Rizzo	2,000	521	—	—	2,521
JS Segal	4,150	1,370	—	1,116	6,636
JG Thorn	2,585	1,329	—	—	3,914
GA Tomlinson	20,921	13,609	—	318	34,848
GM Williamson	2,000	—	—	3,196	5,196
Non-executive directors - former
GJ Kraehe	17,357	13,693	—	224	31,274
Specified executives - current
CA Clyne	1,000	15	—	—	1,015
MJ Hamar	—	13,403	—	—	13,403
JE Hooper (2)	5,102	4,081	—	—	9,183
LM Peacock	—	15	—	—	15
PL Thodey	129	15	100,000	(100,000)	144
Specified executives - former
EC Hunter	8,235	15	—	—	8,250
IG MacDonald (3)	7,770	15	—	—	7,785
RE Pinney (3)	65,658	15	—	(137)	65,536
PB Scott (3)	3,917	896	242,000	(2,934)	243,879
GR Slater	2,746	4,759	—	—	7,505
GD Willis	49,413	7,335	30,000	(59,985)	26,763

(1)  Shares granted as remuneration to non-executive directors under the non-executive director’s share plan (as approved by shareholders) are allotted half yearly. Two allotments of shares to non-executive directors have been included above being the second allotment for 2004 year on November 17, 2004 of an aggregate 5,734 shares, and the first allotment for 2005 year on June 1, 2005 of an aggregate 6,120 shares.  The second allotment for 2005 year was allotted on November 22, 2005 and has not been included above.  Details of this share plan are provided in note 38.  Shares granted as remuneration to specified executives includes 15 shares provided under the 2005 Mid-Year Share Offer to each specified executive except Mr Scott.  Such shares are held in trust until the earlier of three years or resignation (per note 38).  Shares were also provided to Mr Hamar as Commencement shares, to Mr Hooper, Mr Slater, and Mr Willis as Recognition shares, and to Mr Scott under the Ownership offer.  Commencement shares provided to Mr Hamar during the year included an amount of 6,694 shares that will be held in trust and granted to Mr Hamar on July 1, 2006 if performance conditions attached to the shares are met.  Details of these programs, and applicable restriction periods and forfeiture conditions are provided in note 38.  24,108 shares were provided to Mr Stewart as short-term incentive bonus for performance for the year to September 30, 2004 as approved by shareholders at the annual general meeting on January 31, 2005, and subject to the terms and conditions approved at that time by shareholders.

(2)  994 shares held in trust on behalf of Mr Hooper in 2004 were not included in 2004 closing balance as they were recorded on a previously unrecorded database. These shares have been included in 2005 opening balance.

(3)  Differences in share totals between the 2004 annual financial report closing balance and the 2005 opening balance (with the exception of footnote 2 above) are due to changes to personally-related entities of directors of the Company and specified executives of the Group whose shareholdings in ordinary shares of the Company are required to be included in the calculation of the 2005 and 2004 ordinary shareholdings listed above.

			Received during
		Granted	year on exercise	Other
	Balance at	during	of performance	changes	Balance
	start of	year as	options or	during	at end
Name	year	remuneration	options or rights	year	of year
National Income Securities
Non-executive directors - current
PJB Duncan	950	—	—	(950)	—
DT Gilbert	1,253	—	—	—	1,253
JS Segal	180	—	—	—	180
GA Tomlinson	500	—	—	—	500
Non-executive directors - former
GJ Kraehe	670	—	—	—	670
Specified executives - former
RE Pinney	500	—	—	—	500

52 Remuneration of external auditor

	Group			Company
	2005	2004	2003	2005	2004
	$’000	$’000	$’000	$’000	$’000
Total fees paid or due and payable to Ernst & Young: (1) (2)
Audit fees
Audit and review of financial statements	10,164	—	—	6,988	—
AIFRS transition audit services	3,142	—	—	2,369	—
Comfort letters	1,361	—	—	1,361	—
Total audit fees	14,667	—	—	10,718	—
Audit-related fees
Regulatory	3,380	—	—	2,250	—
Non-regulatory	3,037	—	—	2,393	—
Total audit-related fees	6,417	—	—	4,643	—
Tax fees	1,534	—	—	459	—
All other fees	1,733	—	—	677	—
Total remuneration of Ernst & Young	24,351	—	—	16,497	—

Total fees paid or due and payable to KPMG: (1) (2)
Audit fees (3)
Audit and review of financial statements	726	10,082	8,188	726	3,824
Comfort letters	—	51	20	—	44
Total audit fees	726	10,133	8,208	726	3,868
Audit-related fees
Regulatory	292	1,449	1,892	25	422
Non-regulatory	497	500	3,161	115	391
Total audit-related fees	789	1,949	5,053	140	813
Tax fees	—	337	2,782	—	337
All other fees	18	747	1,341	15	378
Total remuneration of KPMG	1,533	13,166	17,384	881	5,396

(1)  Ernst & Young is appointed as the Group’s external auditor for the year to September 30, 2005.  KPMG was the Group’s external auditor for the previous corresponding years.  KPMG resigned as the Group’s external auditor effective January 31, 2005.  During the period October 1, 2004 to January 31, 2005, KPMG performed audit work relating to the year to September 30, 2004 and provided non-audit services to the Group.

(2)  Fees exclude goods and services tax, value-added tax or equivalent taxes.

(3)  The audit fees of $726,000 paid to KPMG in 2005 relate to the completion of the audit for the year to September 30, 2004.

Audit fees consist of fees for the audit of the annual consolidated financial statements of the Group, the audit of the annual financial statements of the Company and each of its controlled entities that are required to prepare financial statements, the review of the Group’s half-year financial statements, the audit of the annual report on Form 20-F and the provision of comfort letters to underwriters in connection with securities offerings.  For 2005, audit fees also include fees for audit services in connection with the Group’s transition to AIFRS.

Audit-related fees have been divided into two sub-categories.  Audit-related fees (regulatory) consist of fees for services required by statute or regulation that are reasonably related to the performance of the audit or review of the Group’s financial statements and which are traditionally performed by the external auditor.  This sub-category includes engagements where the external auditor is required by statute, regulation or regulatory body to attest to the accuracy of the Group’s stated capital adequacy or other financial information or to attest to the existence or operation of specified financial controls.

Audit-related fees (non-regulatory) consist of fees for assurance and related services that are not required by statute or regulation but are reasonably related to the performance of the audit or review of the Group’s financial statements and which are traditionally performed by the external auditor.  For 2005, these services include procedures with regard to internal controls relating to section 404 of the US Sarbanes-Oxley Act of 2002, and assurance services relating to the content of the Company’s Basel II accreditation application to APRA.  These services also include employee benefit plan audits, procedures in relation to financial disclosures by the Group such as its annual and half-year results announcements and its corporate social responsibility report, and audit-related commentary concerning financial accounting and reporting standards.

Tax fees consist of fees for tax advisory and tax compliance services.  For 2005, these services are tax services for the Group’s expatriate employees and the licensing of standard tax compliance software to Wealth Management Australia.  For 2004 and 2003, these services include advice in connection with the sale of US subsidiaries and services in relation to the tax transfer pricing framework for a Group project.

All other fees consist of all other fees for services (including those required by statute or regulation).  For 2005, these services include attestation procedures regarding risk management functions as required by ASIC under the enforceable undertaking, and the sub-leasing of office space to BNZ.  These services also include regulatory or compliance audits/attestations for Wealth Management entities and, in 2004, cash review reporting and internet banking security testing and, in 2003, corporate recovery services and social analyst services.

A description of the Audit Committee’s pre-approval policies and procedures is set out on page 76.  Further details of the non-audit services provided by Ernst & Young and KPMG to the Group during 2005 and the fees paid or due and payable for those services are set out in the report of the directors.

The Audit Committee approved one non-audit service provided by Ernst & Young in the ‘all other’ fees category pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of US Regulation S-X.  The fee paid for this service represents 2.55% of the total remuneration paid to Ernst & Young in 2005.  This de minimus engagement was brought to the attention of the Audit Committee and approved prior to the completion by Ernst & Young of the audit for the year to September 30, 2005.

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

	Group
	2005	2004
	$m	$m
Funds under management	36,963	19,241
Funds under trusteeship	4,856	5,224
Funds under custody and investment administration	425,407	443,020

Arrangements are in place to ensure that these activities are managed independently from all other activities of the Group.

54 Life insurance business disclosures

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited (NAFiM), MLC Limited (MLC) and MLC Lifetime Company Limited (MLC Lifetime) in Australia, National Australia Life Company Limited in Great Britain and Northern Ireland (until December 31, 2003), BNZ Life Insurance Limited in New Zealand, MLC (Hong Kong) Limited in Hong Kong, PT MLC Life Indonesia in Indonesia, and Advance MLC Assurance Co. Limited in Thailand (until 31 January, 2005).  This note is intended to provide detailed disclosures in relation to the life insurance business conducted through these controlled entities.

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

The summarised information provided below has been extracted from the financial statements prepared by each Australian life insurer in the Group for the purpose of fulfilling reporting requirements prescribed by local acts and prevailing prudential rules for 2005 and 2004.  For detailed solvency information on a statutory funds basis, users of this annual financial report should refer to the financial statements prepared by each life insurer.

	NAFiM		MLC		MLC Lifetime
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Solvency reserve as at September 30	7	25	164	127	476	449
Assets available for solvency as at September 30	40	73	383	571	760	758
Coverage of solvency reserve (times)	5.7	2.9	2.3	4.5	1.6	1.7

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

(ii) Types of business and profit carriers

Product type	Actuarial method	Profit carrier
Investment-linked	Accumulation	n/a
Non-investment-linked
Traditional business - participating	Projection	Bonuses
Traditional business - non-participating	Projection	Premiums
Term life insurance - regular premiums	Projection	Premiums
Term life insurance - singular premiums	Projection	Claims
Disability income insurance	Projection	Premiums
Annuity business	Projection	Annuity payments

(iii) Discount rates

These are the rates used to discount future cash flows under the projection method to determine the net present value.  The discount rates are determined by the earnings rate of the assets that support the policy liabilities.

	NAFiM				MLC and MLC Lifetime
Discount rates	2005		2004		2005		2004
Traditional business - participating
Ordinary	n/a		n/a		5.3	% (1)	5.3	% (1)
Superannuation	n/a		n/a		6.4	% (1)	6.5	% (1)
Traditional business - non-participating
Ordinary	4.4	% (2)	4.5	% (2)	n/a		n/a
Term life and disability income (excluding claims in payment) insurance	4.4	% (2)	4.5	% (2)	4.4	% (2)	4.5	% (2)
Disability business	5.5	% (2)	5.7	% (2)	5.5	% (2)	5.7	% (2)
Annuity business	5.9	% (2)	6.1	% (2)	6.0	% (2)	6.1	% (2)

(1)  After tax.

(2)  Before tax.

(iv) Future expenses and indexation

Future maintenance expenses have been assumed to increase by a 2.5% (2004: 2.5%) per annum rate of inflation for NAFiM, MLC and MLC Lifetime.  Future investment management fees have been assumed to remain at current rates.  Benefits and/or premiums on certain policies are automatically indexed by the consumer price index.  The policy liabilities assume a future take-up of these indexation options based on the relevant company’s recent experience.

(v) Rates of taxation

Rates of taxation in relation to the Australian life insurance business are outlined in note 1(oo).

(vi) Mortality and morbidity

Future mortality and morbidity assumptions are based on actuarial tables published by the Institute of Actuaries of Australia, with adjustments to claim incidence and termination rates based on recent experience as follows:

	NAFiM	MLC and MLC Lifetime
Traditional business	Male: 160% of IA 95-97 (1)	Male: 90% of IA 95-97 (1)
	Female: 160% of IA 95-97 (1)	Female: 85% of IA 95-97 (1)

Term life insurance	Male/Female: 65% of IA 95-97 for non- smokers and 105% for smokers (1)	Male/Female: 80% of IA 95-97 for non- smokers with adjustments for smokers (1)

Loan cover term life insurance	Male/Female: 80% of IA 95-97 for non- smokers and 130% for smokers (1)	n/a

Disability income insurance	Male/Female: Rates similar to 120% for non- smokers and 150% for smokers of incidence and 112% of claim costs of IAD 89-93 (2)	Male: Rates similar to 120% of incidence and 120% of claim costs of IAD 89-93 (2) Female: Rates similar to 75% of incidence and 120% of claim costs of IAD 89-93 (2)

Loan cover disability income insurance	Male/Female: Rates similar to 180% for non- smokers and 225% for smokers of incidence and 112% of claim costs of IAD 89-93 (2)	n/a

Annuity business	Male: 61.75% + 0.95% for each year	Male: 61.75% + 0.95% for each year
	> 75 to max 95% of IM92 (3)	> 75 to max 95% of IM92 (3)
	Female: 47.5% + 1.5% for each year	Female: 47.5% + 1.5% for each year
	> 75 to max 100% of IF92 (3)	> 75 to max 100% of IF92 (3)

(1)  IA 95-97 is a mortality table developed by the Institute of Actuaries of Australia based on Australian insured lives experience from 1995 to 1997.

(2)  IAD 89-93 is a disability table developed by the Institute of Actuaries of Australia based on Australian insured lives disability income business experience from 1989 to 1993.

(3)  IM 92 and IF 92 are mortality tables developed by the Institute of Actuaries and the Faculty of Actuaries based on UK annuitant lives experience from 1991 to 1994. The tables refer to male and female lives, respectively and incorporate factors which allow for mortality improvements since the date of the investigation (there is no standard Australian annuitant mortality table).

(vii) Discontinuances

Assumed future annual rates of discontinuance for the major classes of business are as follows:

	NAFiM		MLC and MLC Lifetime
Product type	2005	2004	2005	2004
Traditional business - participating
Ordinary	n/a	n/a	7.0%	7.0%
Superannuation	n/a	n/a	7.0%	7.0%
Traditional business - non-participating
Ordinary	3.0%	4.0%	n/a	n/a
Term life insurance	11.0%	11.0%	10.0%	10.0%
Disability insurance	14.0%	14.0%	12.0%	12.0%
Loan cover term life and disability insurance	30.0%	31.0%	n/a	n/a
Superannuation business	n/a	n/a	14.0%	14.0%
Allocated pension business	n/a	n/a	15.0%	16.0%

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

(ix) Crediting policy and bonus philosophy

For participating business, the Group’s policy is to set bonus rates such that over long periods, the returns to policyholders are commensurate with the investment returns achieved on relevant assets backing the policies, together with other sources of profit arising from this business.  Pre-tax profits are split between policyholders and shareholders with the valuation allowing for shareholders to share in the pre-tax profits at the maximum rate of 20% (15% for certain policies issued before 1980).  In applying the policyholders’ share of profits to provide bonuses, consideration is given to equity between generations of policyholders and equity between various classes and sizes of policies in force.  Assumed future bonus rates included in policy liabilities are set such that the present value of policy liabilities equates to the present value of assets supporting the business together with assumed future investment returns, allowing for the shareholders’ right to participate in future pre-tax profits.

Assumed future annual bonus rates for the major classes of business are:

	Ordinary		Superannuation
	business		business
	2005	2004	2005	2004
Bonus rate on sum assured	2.4%	1.5%	3.2%	2.3%
Bonus rate on existing bonuses	2.4%	1.5%	3.2%	2.3%

(c) Disclosure of assumptions – non-Australian life insurers

The policy liabilities for both MLC Hong Kong Limited and PT MLC Life Indonesia have been determined in accordance with the MoS method. The policy liabilities for the Group’s other non-Australian life insurers have been determined by the respective entity’s actuary in accordance with the guidelines and standards mandated by their local authorities.

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

The summarised financial statements of the Group’s life insurance businesses for 2005 are summarised below:

	Australian statutory funds
		Non-
	Investment-	investment-	International	Total
	linked	linked	life insurance	life insurance
	business	business	funds (1)	funds
	$m	$m	$m	$m
Summarised statement of financial performance
For the year ended September 30, 2005

Premium and related revenue
Total premiums received or receivable (2)	6,575	722	271	7,568
Deduct: Policyholder investment contributions	(6,511)	—	—	(6,511)
Fee revenue in premiums	64	722	271	1,057
Deduct: Outward reinsurance expense	—	(138)	(13)	(151)
Total premium and related revenue	64	584	258	906
Investment revenue
Equity securities	6,486	287	24	6,797
Debt securities	673	156	43	872
Property	29	—	—	29
Total investment revenue	7,188	443	67	7,698
Total life insurance revenue	7,252	1,027	325	8,604
Claims expense
Total claims paid or payable (3)	(5,533)	(634)	(59)	(6,226)
Add: Policyholder investment withdrawals	5,533	—	—	5,533
Total claims expense	—	(634)	(59)	(693)
Add: Reinsurance claim recoveries	—	99	4	103
Net claims expense	—	(535)	(55)	(590)
Change in policy liabilities	(5,565)	117	(122)	(5,570)
Policy acquisition expense
Commission	(122)	(84)	(40)	(246)
Other	(25)	(58)	(28)	(111)
Policy maintenance expense
Commission	(114)	(51)	(10)	(175)
Other	(126)	(62)	(19)	(207)
Investment management fees	(25)	(5)	(3)	(33)
Interest expense	—	(22)	—	(22)
Total life insurance expenses	(5,977)	(700)	(277)	(6,954)
Profit from ordinary activities before income tax expense	1,275	327	48	1,650
Income tax (expense)/benefit relating to ordinary activities	(472)	(169)	1	(640)
Net profit	803	158	49	1,010
Net profit attributable to outside equity interest	(601)	—	(9)	(610)
Net profit attributable to parent entity	202	158	40	400

	Australian statutory funds
		Non-
	Investment-	investment-	International	Total
	linked	linked	life insurance	life insurance
	business	business	funds (1)	funds
	$m	$m	$m	$m
Summarised MoS shareholder profit analysis
For the year ended September 30, 2005

Planned profit margins	140	118	19	277
Experience variation and other items	(11)	12	6	7
Operating margins	129	130	25	284
Investment earnings on contributed equity and retained profits	73	28	15	116
Other	—	—	—	—
Net profit attributable to parent entity	202	158	40	400

Summarised statement of financial position
As at September 30, 2005

Assets
Investment assets (1)	45,951	3,754	795	50,500
Other assets	435	193	60	688
Total assets	46,386	3,947	855	51,188
Liabilities
Policy liabilities (1)	38,667	2,783	515	41,965
Unvested policyholder benefits	—	158	—	158
Other liabilities	779	282	116	1,177
Total liabilities	39,446	3,223	631	43,300
Net assets	6,940	724	224	7,888

Equity
Contributed equity	—	—	125	125
Retained profits	716	724	99	1,539
Outside equity interest	6,224	—	—	6,224
Total equity	6,940	724	224	7,888

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

The summarised financial statements of the Group’s life insurance businesses for 2004 are summarised below:

	Australian statutory funds
		Non-
	Investment-	investment-	International	Total
	linked	linked	life insurance	life insurance
	business	business	funds (1)	funds
	$m	$m	$m	$m
Summarised statement of financial performance
For the year ended September 30, 2004

Premium and related revenue
Total premiums received or receivable (2)	6,313	815	274	7,402
Deduct: Policyholder investment contributions	(6,257)	—	—	(6,257)
Fee revenue in premiums	56	815	274	1,145
Add/(deduct): Outward reinsurance income/(expense)	3	(126)	(17)	(140)
Total premium and related revenue	59	689	257	1,005
Investment revenue
Equity securities	3,620	190	21	3,831
Debt securities	697	153	28	878
Property	134	(1)	—	133
Total investment revenue	4,451	342	49	4,842
Total life insurance revenue	4,510	1,031	306	5,847
Claims expense
Total claims paid or payable (3)	(5,834)	(742)	(66)	(6,642)
Add: Policyholder investment withdrawals	5,833	—	—	5,833
Total claims expense	(1)	(742)	(66)	(809)
Add: Reinsurance claim recoveries	—	100	7	107
Net claims expense	(1)	(642)	(59)	(702)
Change in policy liabilities	(3,467)	202	(103)	(3,368)
Policy acquisition expense
Commission	(99)	(99)	(41)	(239)
Other	(27)	(60)	(27)	(114)
Policy maintenance expense
Commission	(88)	(50)	(19)	(157)
Other	(134)	(66)	(13)	(213)
Investment management fees	(34)	(4)	(4)	(42)
Interest (expense)/income	(2)	(16)	1	(17)
Total life insurance expenses	(3,852)	(735)	(265)	(4,852)
Profit from ordinary activities before income tax expense	658	296	41	995
Income tax (expense)/benefit relating to ordinary activities	(176)	(127)	2	(301)
Net profit	482	169	43	694
Net profit attributable to outside equity interest	(354)	—	(11)	(365)
Net profit attributable to parent entity	128	169	32	329

Summarised MoS shareholder profit analysis
For the year ended September 30, 2004

Planned profit margins	122	116	18	256
Experience variation and other items	(39)	36	4	1
Operating margins	83	152	22	257
Investment earnings on contributed equity and retained profits	45	17	14	76
Other	—	—	(4)	(4)
Net profit attributable to parent entity	128	169	32	329

	Australian statutory funds
		Non-
	Investment-	investment-	International	Total
	linked	linked	life insurance	life insurance
	business	business	funds (1)	funds
	$m	$m	$m	$m
Summarised statement of financial position
As at September 30, 2004

Assets
Investment assets (1)	36,619	3,734	660	41,013
Other assets	587	260	57	904
Total assets	37,206	3,994	717	41,917
Liabilities
Policy liabilities (1)	36,624	2,942	428	35,994
Unvested policyholder benefits	—	140	—	140
Other liabilities	215	251	52	518
Total liabilities	32,839	3,333	480	36,652
Net assets	4,367	661	237	5,265

Equity
Contributed equity	—	(5)	199	194
Retained profits	578	666	38	1,282
Outside equity interest	3,789	—	—	3,789
Total equity	4,367	661	237	5,265

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

To ensure that the assets and liabilities of the statutory funds are identifiable and comparable between years, a supplementary statement of financial position for the Group has been included for each year below as at September 30:

		2005			2004
		Group	Life		Group	Life
		excluding	insurance		excluding	insurance
		statutory	statutory	Total	statutory	statutory	Total
	Note	funds	funds	Group	funds	funds	Group
		$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	9	7,962	468	8,430	7,393	687	8,080
Due from other financial institutions	10	15,477	—	15,477	23,494	—	23,494
Due from customers on acceptances	11	27,627	—	27,627	16,344	—	16,344
Trading securities	12	15,957	—	15,957	24,248	—	24,248
Trading derivatives	45	13,959	—	13,959	17,939	—	17,939
Available for sale securities	13	3,857	—	3,857	4,610	—	4,610
Investment securities	14	7,466	—	7,466	11,513	—	11,513
Investments relating to life insurance business (1)	15	—	50,500	50,500	—	41,013	41,013
Loans and advances	16	260,053	—	260,053	247,836	—	247,836
Shares in joint venture entities and other securities	19	75	—	75	158	—	158
Regulatory deposits	20	118	—	118	177	—	177
Property, plant and equipment	21	1,965	9	1,974	2,254	3	2,257
Income tax assets	22	1,530	—	1,530	1,367	—	1,367
Goodwill	23	522	—	522	632	—	632
Other assets	24	11,832	211	12,043	11,427	214	11,641
Total assets		368,400	51,188	419,588	369,392	41,917	411,309
Liabilities
Due to other financial institutions	25	36,322	—	36,322	43,768	—	43,768
Liability on acceptances	11	27,627	—	27,627	16,344	—	16,344
Trading derivatives	45	12,407	—	12,407	16,150	—	16,150
Deposits and other borrowings	26	209,079	—	209,079	219,028	—	219,028
Life insurance policy liabilities (1)	27	—	42,123	42,123	—	36,134	36,134
Income tax liabilities	28	1,381	—	1,381	1,178	—	1,178
Provisions	29	1,801	22	1,823	1,070	59	1,129
Bonds, notes and subordinated debt	30	39,238	—	39,238	32,573	—	32,573
Other debt issues	31	1,559	—	1,559	1,612	—	1,612
Other liabilities	32	12,594	1,155	13,749	13,168	459	13,627
Total liabilities		342,008	43,300	385,308	344,891	36,652	381,543
Net assets		26,392	7,888	34,280	24,501	5,265	29,766

Equity
Contributed equity	33	11,361	125	11,486	9,997	194	10,191
Reserves	34	667	—	667	1,194	—	1,194
Retained profits	35	14,364	1,539	15,903	13,233	1,282	14,515
Total parent entity interest		26,392	1,664	28,056	24,424	1,476	25,900
Outside equity interest – Life insurance business	36	—	6,224	6,224	77	3,789	3,866
Total equity	37	26,392	7,888	34,280	24,501	5,265	29,766

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

56 Reconciliation with US GAAP and other US GAAP disclosures

In this note, National Australia Bank Limited is referred to as the Company and the Group consists of the Company and all entities over which it has control (refer to note 43).  A glossary of other key terms is contained at page 285.  The Company files its annual financial report (Form 20-F) with the US SEC.  The financial report of the Group is prepared in accordance with Australian GAAP (refer to note 1), which differs in some respects from US GAAP.  The following are reconciliations of the Group’s financial statements for the last three years to September 30 for any significant adjustments to Australian GAAP which would be reported in applying US GAAP.  Comparative amounts for 2004 and 2003 have been restated in certain instances.  Refer to page 236 for further details.

		Group
	Footnote	2005	2004	2003
		$m	$m	$m
Statement of income
For the year ended September 30
Net profit reported using Australian GAAP		4,132	3,177	3,955
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	(276)	167	16
Amortisation of PVFP asset	a(ii)	(182)	(159)	(137)
Difference in life insurance policy liabilities, deferred acquisition cost asset and shadow policy liabilities	a(iii)	(5)	(108)	(373)
Difference in investments relating to life insurance business asset values and unrealised (profits)/losses on available for sale securities	a(iv)	(201)	(73)	(128)
Difference in minority interest share of profit	a(v)	32	83	16
Reclassification of foreign currency translation adjustments	a(vi)	69	(192)	168
Treasury shares	a(viii)	(167)	54	24
Other adjustments
Amortisation of goodwill	c	98	103	98
Pension expense	d	(26)	(57)	(23)
Employee share compensation	e	(43)	(72)	(50)
Employee option compensation	f	(96)	(2)	(58)
Movements in fair value of derivative financial instruments and hedging	h	210	(289)	(392)
Difference in profit on sale of foreign controlled entity	i	(21)	—	—
Difference in general provision for doubtful debts	j	194	156	—
Difference in recognition of restructuring provision	k	337	—	—
Adjustment for SPEs	o	138	35	—
Interest expense on other debt issues	o	(68)	(54)	—
Transfer from foreign currency translation reserve on sale of foreign controlled entity	5	—	—	242
Other	a(vii), b, g, r	45	73	8
Net income according to US GAAP before tax impact of adjustments		4,170	2,842	3,366
Total tax impact of adjustments		(262)	(61)	301
Net income according to US GAAP		3,908	2,781	3,667

Comprehensive income
For the year ended September 30
Net income according to US GAAP		3,908	2,781	3,667
Other comprehensive income
Foreign currency translation reserve (Tax: 2005: $269m, 2004: $(179)m, 2003: $640m)		(628)	417	(1,493)
Shadow policy liabilities (Tax: 2005: $nil, 2004: $nil, 2003: $nil)	a(iii)	(101)	(53)	45
Unrealised profits/(losses) on available for sale securities (Tax: 2005: $(50)m, 2004: $(17)m, 2003: $(69)m)	a(iv), l	142	49	161
Foreign currency translation reserve relating to life insurance entities (Tax: 2005: $nil, 2004: $(8)m, 2003: $4m)	a(vi)	(69)	184	(164)
Foreign currency-denominated goodwill (Tax: 2005: $nil, 2004: $nil, 2003: $nil)	m	(71)	21	(97)
Realised profits on available for sale securities (Tax: 2005: $nil, 2004: $nil, 2003: $nil)	l	—	(425)	—
Other adjustments (Tax: 2005: $(1), 2004: $nil, 2003: $(9)m)	k	3	—	20
		(724)	193	(1,528)
Total comprehensive income according to US GAAP		3,184	2,974	2,139

		Group
	Footnote	2005	2004	2003
Earnings per share according to US GAAP (cents)	q
Basic		237.6	171.2	229.8
Diluted		234.4	171.0	221.6

		Group
	Footnote	2005	2004	2003
		$m	$m	$m
Statement of financial position
As at September 30
Equity
Issued and fully paid capital
Contributed equity reported using Australian GAAP		11,486	10,191	9,728
Treasury shares	a(viii)	(652)	(645)	(612)
Reclassification of other debt issues	o	(1,989)	(975)	(975)
Employee share compensation	e	209	166	94
Employee option compensation	f	691	595	593
Issued and fully paid capital according to US GAAP		9,745	9,332	8,828
Reserves
Reserves reported using Australian GAAP		667	1,194	893
Asset revaluation reserve	b	(18)	(86)	(16)
Foreign currency translation reserve		462	(166)	251
Reserves according to US GAAP		1,111	942	1,128
Retained profits
Retained profits less outside equity interest reported using Australian GAAP		15,903	14,515	13,786
Life insurance accounting adjustments
Movement in excess of net market value over net assets of life insurance controlled entities	a(i)	(5,139)	(4,779)	(4,794)
Recognition of goodwill	a(i)	3,021	2,964	2,964
Recognition and amortisation of PVFP asset	a(ii)	1,205	1,336	1,452
Difference in life insurance policy liabilities, deferred acquisition cost asset and shadow policy liabilities	a(iii)	(797)	(808)	(714)
Difference in investments relating to life insurance business asset values and unrealised (profits)/losses on available for sale securities	a(iv)	(231)	(82)	(27)
Difference in minority interest share of profit	a(v)	—	(32)	(115)
Reclassification of foreign currency translation adjustments	a(vi)	65	(4)	180
Treasury shares	a(viii)	(54)	79	26
Other adjustments
Elimination of revaluation surplus of land and buildings	b	(91)	(91)	(91)
Adjustment of provision for depreciation on buildings revalued	b	99	96	91
Amortisation of goodwill	c	288	201	98
Pension expense	d	(57)	40	80
Employee share compensation	e	(209)	(166)	(94)
Employee option compensation	f	(691)	(595)	(593)
Movements in fair value of derivative financial instruments and hedging	h	284	128	355
Difference in general provision for doubtful debts	j	245	109	—
Distributions in other equity instruments	o	68	39	—
Interest expense on other debt issues	o	(68)	(54)	—
Difference in recognition of restructuring provision	k	236	—	—
Adjustment for SPEs	o	121	23	—
Other	a(vii), g, r	(184)	(223)	(411)
Retained profits according to US GAAP		14,014	12,696	12,193
Outside equity interest
Outside equity interest reported using Australian GAAP		6,224	3,866	2,804
Reclassification of minority interest	a(v)	(6,224)	(3,866)	(2,804)
Outside equity interest according to US GAAP		—	—	—

		Group
	Footnote	2005	2004	2003
		$m	$m	$m
Accumulated other comprehensive income
Foreign currency translation reserve		(462)	166	(251)
Shadow policy liabilities	a(iii)	(162)	(61)	(8)
Unrealised profits/(losses) on available for sale securities	a(iv), l	235	94	45
Foreign currency translation reserve relating to life insurance entities	a(vi)	(77)	(9)	(192)
Foreign currency translation reserve relating to foreign currency-denominated goodwill	m	67	138	117
Unrealised profits on available for sale securities		—	—	425
Other adjustments		15	13	12
Accumulated other comprehensive income according to US GAAP		(384)	341	148
Total equity according to US GAAP		24,486	23,311	22,297

Assets
Total assets reported using Australian GAAP		419,588	411,309	397,471
Life insurance accounting adjustments
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(5,139)	(4,805)	(4,972)
Recognition of goodwill	a(i)	3,021	2,964	2,964
Recognition and accumulated amortisation of PVFP asset	a(ii)	1,663	1,845	1,452
Restatement and reclassification of deferred acquisition costs	a(iii)	619	544	372
Treasury shares	a(viii)	(715)	(551)	(581)
Other adjustments
Revaluation surplus of land and buildings	b	(109)	(177)	(107)
Provision for depreciation on buildings revalued	b	99	96	91
Amortisation of goodwill	c	288	201	98
Pension fund adjustment	d	114	249	80
Difference in lease revenue recognition	g	(53)	(93)	(125)
Fair value adjustments to derivative financial instruments and hedging	h	284	100	1,168
Difference in profit on sale of foreign controlled entity	i	—	—	(280)
Difference in general provision for doubtful debts	j	350	156	—
Unrealised profit on shares in entities and other securities	l	—	—	424
Foreign currency-denominated goodwill	m	67	138	117
Assets of special purpose entities consolidated	o	5,851	5,574	281
Deferred tax assets	p	45	212	(5)
Other	a(iv)	(15)	(4)	—
Total assets according to US GAAP		425,958	417,758	398,448
Liabilities
Total liabilities reported using Australian GAAP		385,308	381,543	370,260
Life insurance accounting adjustments
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	a(iii)	1,745	1,564	1,094
Difference in deferred tax liabilities	p	—	(147)	(299)
Increase in and reclassification of minority interest	a(v)	6,224	3,898	2,920
Adjustment for deferred tax on EMVONA	a(i)	—	121	121
Other adjustments
Fair value adjustments to derivative financial instruments and hedging	h	193	235	767
Difference in recognition of restructuring provision	k	(337)	—	—
Liabilities of special purpose entities consolidated	o	5,680	5,541	281
Other debt issues	o	1,989	975	(287)
Reclassification of minority interests	o	—	—	1,262
Deferred tax liabilities	p	649	673	—
Other	a(vii), g, h, r	21	44	32
Total liabilities according to US GAAP		401,472	394,447	376,151
Net assets according to US GAAP		24,486	23,311	22,297

Prior period restatements

During the year the Group has undertaken a review of its US GAAP reporting process.  During this process a number of specific errors in prior period reporting have been identified. These largely relate to the incorrect application of FIN 46R “Consolidation of Variable Interest Entities”.  FIN 46R first applied for the Group for the year ended September 30, 2003, for entities created after January 31, 2003. It applied to the remaining Group entities at September 30, 2004.  In addition, adjustments have been identified in respect of treasury shares, foreign currency denominated goodwill, deferred tax accounting relating to EMVONA, treatment of the asset revaluation reserve, derivative financial instruments, transfer of foreign currency translation reserve balances, the recognition of profit on available for sale securities and sale and leaseback accounting.  In accordance with APB 20 “Accounting Changes” and SEC Staff Accounting Bulletin No. 99 “Materiality”, the Group has treated these items as prior period adjustments to the 2004 and 2003 comparatives within this annual financial report. In accordance with APB 20, comparative periods have been restated and pro forma disclosure of the impact and narrative description of each item has been provided.  The issues identified in respect of US GAAP reporting have also been included within the Group’s disclosures of ‘disclosure controls and procedures and internal controls over financial reporting’.  Detailed information in respect of these adjustments is provided below:

Summary of prior period restatements	Footnote	2004	2003
		$m	$m
Net income according to US GAAP – as previously reported		2,747	3,527
add: Adjustment for treasury shares	a(viii)	54	24
less: Adjustment for Trust Preferred Securities	o	(54)	—
add: Adjustment for SPEs	o	35	—
less: Adjustment for deferred tax on EMVONA	a(i)	—	(121)
less: Adjustment to derivative financial instruments and hedging	h	(17)	—
add: Adjustment for profit on sale and leaseback	r	31	—
add: Transfer from foreign currency translation reserve on sale of foreign controlled entity	s	—	242
Total tax impact of adjustments		(15)	(5)
Net income according to US GAAP – restated		2,781	3,667

		2004	2003
		$m	$m
Total comprehensive income according to US GAAP – as previously reported		3,414	2,105
add: Prior period adjustments to net income (above)		34	140
less: Adjustment to asset revaluation reserve	b	(70)	(9)
add: Adjustment for foreign currency denominated goodwill	m	21	(97)
less: Adjustment for available for sale securities	l	(425)	—
Total comprehensive income according to US GAAP – restated		2,974	2,139

		2004	2003
		$m	$m
Issued and fully paid capital according to US GAAP – as previously reported		10,952	10,415
less: Adjustment for treasury shares	a(viii)	(645)	(612)
less: Adjustment for Trust Preferred Securities	o	(975)	(975)
Issued and fully paid capital according to US GAAP – restated		9,332	8,828

		2004	2003
		$m	$m
Total reserves according to US GAAP – as previously reported		942	1,128
Total reserves according to US GAAP – restated		942	1,128

		2004	2003
		$m	$m
Retained profits according to US GAAP – as previously reported		12,635	12,272
add: Adjustment for asset revaluation reserve	b	86	16
add: Adjustment for treasury shares	a(viii)	79	26
less: Adjustment for Trust Preferred Securities	o	(15)	—
less: Adjustment to derivative financial instruments and hedging	h	(12)	—
add: Adjustment for SPEs	o	23	—
add: Adjustment for profit on sale and leaseback	r	21	—
less: Adjustment for deferred tax on EMVONA	a(i)	(121)	(121)
Retained profits according to US GAAP – restated		12,696	12,193

		2004	2003
		$m	$m
Accumulated other comprehensive income according to US GAAP – as previously reported		289	47
add: Adjustment to asset revaluation reserve	b	(86)	(16)
add: Adjustment for foreign currency denominated goodwill	m	138	117
Accumulated other comprehensive income according to US GAAP – restated		341	148

		2004	2003
		$m	$m
Total equity according to US GAAP – as previously reported		24,818	23,862
Total equity according to US GAAP – restated		23,311	22,297

		2004	2003
		$m	$m
Total assets according to US GAAP – as previously reported		418,050	398,917
less: Adjustment for treasury shares	a(viii)	(551)	(581)
add: Assets of SPEs consolidated	o	183	—
add: Adjustment for foreign currency denominated goodwill	m	138	117
less: Total impact on tax assets of adjustments	p	(62)	(5)
Total assets according to US GAAP – restated		417,758	398,448

		2004	2003
		$m	$m
Total liabilities according to US GAAP – as previously reported		393,232	375,055
add: Adjustment for Trust Preferred Securities	o	975	975
add: Adjustment to derivative financial instruments and hedging	h	17	—
add: Liabilities of SPEs consolidated	o	150	—
add: Adjustment for deferred tax on EMVONA	a(i)	121	121
less: Adjustment for profit on sale and leaseback	r	(31)	—
add: Adjustment for interest on Trust Preferred Securities	o	15	—
less: Total impact on tax liabilities of adjustments	p	(32)	—
Total liabilities according to US GAAP – restated		394,447	376,151

		2004	2003
		$m	$m
Net assets according to US GAAP – as previously reported		24,818	23,862
Net assets according to US GAAP – restated		23,311	22,297

The effects of the restatements on earnings per share according to US GAAP are as follows:

		2004	2003
Basic earnings per share – as previously reported (cents)		168.9	220.6
Basic earnings per share – restated (cents)		171.2	229.8
Diluted earnings per share – as previously reported (cents)		168.9	213.1
Diluted earnings per share – restated (cents)		171.0	221.6

The following is a summary of the significant adjustments made to the Group’s net profit, equity and net assets to reconcile from Australian GAAP to US GAAP:

(a)  Life insurance accounting adjustments

(i)  Excess of market value over net assets (EMVONA)

For Australian GAAP, the excess of the market value of the interest of life insurance entities in their controlled entities over the net assets is required to be recognised as an asset in the balance sheet with any subsequent movements reflected in the income statement.  For US GAAP, this treatment is not permitted. Goodwill resulting from acquisitions of life insurance companies is recognised on the balance sheet.  Under US GAAP goodwill is tested annually for impairment (Refer to (c) below).  In addition, under Australian GAAP, when a timing difference arises deferred tax is provided on the movement in the excess of net market value over net assets of life insurance controlled entities.  For US GAAP, the associated deferred tax liability on the movement in the excess of net market value is not recognised.

Due to an elimination error in preparing the 2004 and 2003 US GAAP reconciliations, an adjustment to remove the deferred tax liabilities for EMVONA was understated by $121 million.  This error has been rectified and restated in the 2004 and 2003 comparatives.

(ii)  Present value of future profits (PVFP) asset

Under Australian GAAP, the excess of the market value over the net assets is recorded as a separate asset (described in (a)(i) above).  For US GAAP, a PVFP asset is recognised on acquisition of life insurance companies.  The PVFP asset represents the actuarially-determined present value of estimated future US GAAP profits in respect of the in force business at acquisition.  The PVFP asset is amortised over the life of the acquired in force business.

(iii)  Life insurance policy liabilities, deferred acquisition costs and shadow policy liabilities

For Australian GAAP, policy liabilities are calculated on a Margin on Services (MoS) basis.  For US GAAP, policy liabilities are calculated under SFAS 60 “Accounting and Reporting by Insurance Enterprises”, SFAS 91 “Accounting for Non refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” and SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments”, depending on the type of product.

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

(iv)  Investments relating to life insurance business

For Australian GAAP, all assets are carried at net market value in the balance sheet, with any movements in the value reflected in the profit and loss account.  For US GAAP, this treatment is not permitted and the accounting treatment for investments, where different, is set out below:

•                       investments are carried at market value without including an allowance for estimated realisation costs;

•                       investments in leases are recorded using the provisions within SFAS 13 “Accounting for Leases” in order to recognise income over the term of the lease in proportion to the outstanding investment balance; and

•                       investments classified as available for sale using the provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” are recorded in the balance sheet at fair value, with unrealised profits and losses recorded as a separate component of shareholders’ equity, being other comprehensive income.

(v)  Minority interest

Under Australian GAAP, outside equity interest is shown as a component of total equity.  Under US GAAP, minority interest is shown as a liability in the balance sheet.  Any differences between the Australian GAAP and US GAAP profit or loss for controlled entities with a minority interest, will result in an adjustment to the US GAAP minority interest share of profit or loss.

(vi)  Foreign currency translation reserve

Under Australian GAAP, in respect of life insurance entities, foreign exchange gains and losses on the translation of foreign controlled entities are a component of the excess of net market value over net assets of life insurance controlled entities.  Under US GAAP, where the functional currency is not the same as the ultimate parent’s reporting currency, foreign exchange gains and losses are reported within a foreign currency translation reserve, which is in a separate component of shareholders’ equity, being other comprehensive income.

(vii)  Subordinated debt

Under Australian GAAP, liabilities of life insurance entities are required to be stated at their net present value with movements taken to the profit and loss account. US GAAP requires that the subordinated debt be held at principal.

(viii)  Treasury shares

Certain statutory funds of the Group’s life insurance business hold investments in the Company’s own equity instruments.  These statutory funds are consolidated into the financial report (refer to note 1(f)).  Under Australian GAAP, no adjustment is required for these items and the investments are carried as assets in the balance sheet at fair value.  Under US GAAP, if a controlled entity acquires shares in the Company, the cost of the acquired shares (referred to as treasury shares) is recognised as a deduction from issued capital.  Dividends on treasury shares are not credited to income but eliminated on consolidation. Gains and losses on sales of treasury shares are accounted for as adjustments to issued capital or retained earnings as appropriate.

Historically, the Group has not reported a reconciling item between Australian GAAP and US GAAP for treasury shares.  However, as a consequence of the work undertaken for its transition to AIFRS, the need for a reconciling adjustment to US GAAP has been identified. This adjustment involves increases to income (2004: $54 million; 2003: $24 million), decreases to issued capital (2004: $645 million; 2003: $612 million), decreases to assets (2004: $551 million; 2003: $581 million) and increases in retained profits (2004: $79 million; 2003: $26 million).

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

The Group has amended its classification of the asset revaluation reserve from comprehensive income to equity. Previously the Group’s adjustment to income on the sale of buildings was taken to comprehensive income. Because there is no asset revaluation reserve under US GAAP this adjustment should be taken to equity.

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

Under US GAAP, prior to October 1, 2002, goodwill was amortised over its economic life.  From October, 1 2002, the Group has adopted SFAS 142 “Goodwill and Other Intangible Assets”.  SFAS 142 requires that goodwill is subject to an annual impairment test and is therefore not amortised.  To test goodwill for impairment, reporting units are identified based on the Group’s operating segments and the format of financial reporting to the Group Executive Committee. Goodwill arising through acquisitions has been assigned to relevant reporting units in line with the synergies arising from the relevant acquisition.  To determine if an impairment has occurred, the fair values of reporting units are compared to their carrying amount, including assigned goodwill.  The Group did not identify any impairment of goodwill on initial adoption of SFAS 142 or for any period after that date.

(d)  Pension expense

For defined benefit pension plans, under Australian GAAP, the Group recognises the pension expense on an actuarial basis.  Under this basis, actuarial gains and losses are taken into account over the average remaining employment period of plan members, generally between 10 and 15 years.  Under US GAAP, the pension expense for defined benefit plans is a function of service and interest cost, return on plan assets and amortisation of any prior service costs, and of any net gains or losses.  US GAAP also requires the accrued pension liability to be reconciled with the funded status of the pension plan, with the funded status being the difference between the projected benefit obligation and the fair value of the plan assets.  As a result, under US GAAP, adjustments are required to reflect the appropriate pension expense for the year (refer to pension and other post-retirement benefit plans, below).

(e)  Employee share compensation

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

(f)  Employee option compensation

Under Australian GAAP, an expense is not recognised for performance options or performance rights granted to employees.

In accordance with US Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25), the Company adopts the intrinsic value method for valuing performance options issued under the executive share option plan and performance rights issued under the performance rights plan for US GAAP reconciliation purposes.  Under the intrinsic value method, an expense is recognised where the quoted market price of the Company’s shares at the measurement date is different to the amount, if any, that the employee is required to pay.  As both plans are variable plans under APB 25, the measurement date is the date the number of performance options or performance rights that an employee is entitled to receive is known, which in most instances is the date the respective plan’s performance hurdle is met for that performance option or performance right grant.

For each grant of performance options and performance rights, an expense is accrued over the service period based on the Company’s share price at year-end, assuming all performance conditions will be met for all performance options and performance rights granted.  Once the first measurement date occurs, an adjustment is made to the total expense accrual to reflect both the proportionate number of performance options and performance rights that have vested and the closing share price at that date.  If at a later date, performance conditions are further met and it is known that more or less performance options or performance rights may vest under the proportionate terms of the plans, a subsequent adjustment is made to the total expense accrual on the basis that a second measurement date has occurred.

SFAS 123 “Accounting for Stock-Based Compensation” pro forma disclosures:

SFAS 123 allows an alternative valuation method, known as the fair value method, for measurement of employee option compensation.  SFAS 123 requires disclosure of the fair value of options where the Company adopts the intrinsic value method under APB 25.  (The fair value of performance options and performance rights issued during the year and the comparative years are disclosed in note 38).

If the fair value basis of accounting had been applied to account for employee option compensation, the following net income and earnings per share would have been disclosed:

	2005	2004	2003
	$m	$m	$m
Net income according to US GAAP – as reported	3,908	2,781	3,667
Add back: Employee option compensation determined under APB 25, net of any tax effect	96	2	58
Less: Total share-based employee compensation determined under SFAS 123, net of any tax effect	(46)	(62)	(62)
Net income according to US GAAP – pro forma	3,958	2,721	3,663
Basic earnings per share – as reported (cents)	237.6	171.2	229.8
Basic earnings per share – pro forma (cents)	240.8	167.2	229.6
Diluted earnings per share – as reported (cents)	234.4	171.0	221.6
Diluted earnings per share – pro forma (cents)	237.5	167.2	221.4

(g)  Lease revenue recognition

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

During 2005, 2004 and 2003, the Group entered into only fair value hedges for the purposes of US GAAP reporting.  In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognised in current earnings along with the change in value of the designated hedge item.  For the year ended September 30, 2005 the Group has recognised $(9) million (2004: $238 million, 2003: $192 million), before tax, within earnings attributable to movements in fair value of derivatives designated within fair value hedge relationships which is offset by the change in value of the hedged items in qualifying fair value hedge relationships.

Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria for US GAAP reporting purposes are accounted for at fair value, with gains and losses recorded in current earnings.  The reconciliation adjustment is primarily due to the differences in treatment between Australian GAAP and US GAAP for hedging derivatives which do not qualify for hedge accounting under US GAAP.  For the year ended September 30, 2005 the Group has recognised $210 million (2004: $(289) million, 2003: $(392) million), before tax, within earnings attributable to movements in fair value of derivatives not designated within a hedge relationship.

An adjustment of $(17) million before tax ($12 million after tax), has been made to income in 2004 due to incomplete application of hedge accounting requirements of FAS 133.

(i)  Difference in profit on sale of foreign controlled entity

On February 28, 2005, the Group sold National Europe Holdings (Ireland) Limited and its controlled entities.  As a result of the differences between Australian GAAP and US GAAP in relation to the accounting for land and buildings (refer footnote (b)), amortisation of goodwill (refer footnote (c)) and pension expense (refer footnote (d)), the Group’s profit on sale under US GAAP was $21 million lower.

(j)  General provision for doubtful debts

Under Australian GAAP, the Group’s general provision for doubtful debts is calculated using a statistically-based provisioning methodology.  Under this methodology, the level of losses inherent but not specifically identified, in the existing credit portfolio, is estimated based on historical loss experience of the component exposures. In 2004, for US GAAP reconciliation purposes, the net effect of discounting probabilities of default and the impact of applying them to maturity of facilities are reversed from the Group’s statistically-based provisioning calculation in arriving at the estimate of the general provision for doubtful debts.

Commencing in 2005, the Group has made a number of changes in the approach used to estimate the provision for doubtful debts under US GAAP.  These changes have been introduced to ensure consistency with the application of the requirements for the calculation of loan impairment under US GAAP as set out in SFAS 5, “Accounting for Contingencies” and SFAS 114, “Accounting by Creditors for Impairment of a Loan” and those set out in AASB 139, “Financial Instruments: Recognition and Measurement”.  The Group will be adopting AASB 139 as the basis for its loan loss calculation under AIFRS from 1 October 2005. The major aspects of the change are related to calculation of the collective provision for both retail and non-retail lending, and involves a change in the approach used to estimate provisions where there is objective evidence of impairment of a loan or portfolio of loans, including in respect of losses incurred but not reported (IBNR) as at balance date.

(k) Restructuring provision

Under Australian GAAP, a liability for termination benefits exists when the entity has a present obligation to provide benefits.  The amount of the liability is calculated as the amount expected to be paid on termination.  Under US GAAP, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that a provision for termination benefits be recognised when the minimum legal notification requirements to terminating employees have been satisfied.  Where employees are required to render service until they are terminated in order to receive the termination benefits, the liability is measured at the communication date and recognised on a pro-rata basis over the future service period.

Under Australian GAAP, a liability for surplus lease space is recognised when it is first determined that it is probable that surplus space under a non-cancellable operating lease will be of no substantive future benefit.  Under US GAAP, SFAS 146 requires that a liability be recognised when the entity ceases using the leased property.

The following tables outline total 2005 restructuring costs by segment and cost type and the applicable US GAAP adjustment to the remaining provision:

	Restructuring	2005	A GAAP	US GAAP	US GAAP
Business segment	costs	expenditure	provision	adjustment	provision
	$m	$m	$m	$m	$m
Total Australia	409	232	193	(183)	10
Total United Kingdom	266	69	181	(124)	57
Total New Zealand	14	9	5	(3)	2
Institutional Markets & Services	121	55	66	(18)	48
Other	28	16	12	(9)	3
Total Group	838	381	457	(337)	120

	Restructuring	2005	A GAAP	US GAAP	US GAAP
Cost type	costs	expenditure	provision	adjustment	provision
	$m	$m	$m	$m	$m
Redundancy	484	191	293	(204)	89
Occupancy	137	8	129	(107)	22
Other	217	182	35	(26)	9
Total	838	381	457	(337)	120

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

Under US GAAP, these securities are deemed to be available for sale securities which are carried at market value, with unrealised profits/(losses) in respect of market value adjustments recognised as a separate component of shareholders’ equity, being other comprehensive income.  These securities have been restated to market value, with unrealised profits/(losses) recognised in other comprehensive income.

During 2004 available for sale securities were sold resulting in a realised profit of $425 million.  At that time, under SFAS 130 “Reporting Comprehensive Income”, a reclassification adjustment was made to accumulated comprehensive income to correctly reclassify the realised profit. The equivalent adjustment to the 2004 current year comprehensive income statement was omitted.  This adjustment has now been entered into the 2004 comparatives.

(m) Foreign currency-denominated goodwill

Under Australian GAAP, foreign currency-denominated goodwill is translated at the exchange rate at the date of the business combination transaction (ie. historic exchange rate).  Under US GAAP, specifically SFAS 52 “Foreign Currency Translation”, foreign currency-denominated goodwill is translated at the current exchange rate at the date of the financial statements on the basis that under US GAAP, goodwill of an acquired foreign entity is always treated as an asset of the acquired foreign entity.  Accordingly, goodwill is retranslated at current exchange rates in a similar method to the other assets and liabilities of the foreign entity.  The financial effect of the translation difference is taken to other comprehensive income.

As a part of its US GAAP reconciliation review, the Group has identified an error relating to the treatment of foreign currency denominated goodwill. Previously, the Group has not made an adjustment to comprehensive income, accumulated comprehensive income and total assets for this item.  Comparative amounts have been restated for 2004 and 2003, with an increase to comprehensive income in 2004 of $21 million and a decrease to comprehensive income in 2003 of $97 million.  US GAAP assets increased in 2004 by $138 million and in 2003 by $117 million, with corresponding adjustments to accumulated comprehensive income.

(n)  General reserve

The general reserve includes statutory funds’ retained profits from the Group’s life insurance business.  It represents a retention of profits that are not immediately available for general use in the business.  Refer to note 34 for further information.

(o)  Consolidation

Special purpose entities

Under Australian GAAP, the company is required to consolidate special purpose entities (SPEs) that it controls.  Control is defined as the capacity of a company to dominate decision making in relation to the financial and operating policies of the SPE, so as to enable the SPE to operate with it in pursuing the objectives of the Group and is based on the substance of the relationship not merely its legal form.

Under US GAAP, the Group must apply FIN 46R when determining the consolidation status of SPEs.  FIN 46R first applied to the Group for the year ended September 30, 2003, for entities created after January 31, 2003.  It applied to the remaining Group entities at September 30, 2004.  FIN 46R applies to SPEs that are identified as variable interest entities (VIEs). VIEs have one or both of the following characteristics:

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

The effect of US GAAP is that in some cases sponsors of, or transferors to, an SPE may be required to consolidate that SPE even if they do not in substance control that SPE.  The Group utilises numerous SPEs in the implementation of its funding programs.  The impact of FIN 46R on these is addressed below.

Securitisation entities

The Group utilises SPEs to facilitate its securitisation activities (refer to the ‘financial review’ section in this annual financial report for additional information). For the purposes of Australian GAAP, the Group does not have the capacity to control these SPEs and therefore, they are not consolidated.  As a result of the application of FIN 46R, it is considered that the Group’s variable interest absorbs the majority of expected losses or receives the majority of expected returns if they occur, resulting in the Group being assessed as the primary beneficiary of the following entities.  The table below identifies the nature and size of each entity that has been assessed as a VIE:

		Total Assets (1)
		2005	2004	2003 (2)
Entity	Nature	$m	$m	$m
Titan Securitisation Limited (and controlled entities)	Multi-seller securitisation conduit	2,750	1,714	n/a
Quasar Securitisation Limited (and controlled entities)	Multi-seller securitisation conduit	779	579	n/a
Script Securitisation Pty Limited (3)	Securitisation vehicle	—	40	n/a
Medfin Trust (and Medfin series)	Multi-series securitisation conduit	529	576	281
National RMBS Trust 2001-1	Asset securitisation vehicle	490	727	n/a
National RMBS Trust 2004-1	Asset securitisation vehicle	2,991	4,415	n/a
TSL Trust A	Securitisation vehicle	20	20	n/a

(1)            Total assets are presented exclusive of elimination entries.

(2)            For the year ended September 30, 2003, the provisions of FIN 46 were applied to VIEs where the Group obtained an interest in or created an entity after January 31, 2003.

(3)            On 1 April 2005, the Group was no longer the primary beneficiary of Script Securitisation Pty Limited and it was deconsolidated for the purposes of US GAAP.

The principal activities of the multi-seller securitisation conduits and the securitisation vehicles involve purchasing investment securities and raising debt securities.  The asset securitisation trusts purchase the Group’s financial assets (eg. a residential mortgage loan portfolio) and fund those assets with amounts provided by investors.  The Group receives fees for services provided to the VIEs on an arm’s length basis.  The creditors of the VIEs generally do not have recourse to the general credit of the Group.

As a consequence of the work undertaken in the transition to AIFRS, the Group has identified that the adjustments made to consolidate SPEs under FIN 46R were incomplete.  For example, fair value adjustments on derivatives that were accrual accounted under Australian GAAP were not included.  Comparatives for 2004 have been restated to properly reflect these.  Comparatives for 2004 have been restated to reflect an increase to US GAAP assets ($183 million), an increase to US GAAP liabilities ($150 million), an increase in income ($35 million) and an increase to retained earnings ($23 million).

Exchangeable capital units

On March 19, 1997, the Group issued exchangeable capital units (ExCaps) through SPEs (refer to note 31 for additional information).  Historically, under both Australian GAAP and US GAAP, the ExCaps have been classified as debt instrument and as such no US GAAP reconciling adjustment has been made.  For the purposes of Australian GAAP, the SPEs are controlled by the Group and are consolidated.

In the Group’s review of the US GAAP reconciliation, the Group has reconsidered the application of APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” to the ExCaps.  As a consequence, the Group has determined that for the 2003 year the ExCaps should be classified as a minority interest item under US GAAP.  An adjustment of $1,262 million has therefore been made to reclassify the ExCaps from debt to minority interest. This has no impact on total liabilities or the income statement as, for US GAAP purposes, minority interest is presented as an element of liabilities.

For the 2004 year onwards, FIN 46R applies to the ExCaps transaction.  When the impact of FIN 46R on the ExCaps transaction was originally assessed by the Group it was determined that the standard had no impact upon the SPEs used to facilitate the issue of the ExCaps.  The requirements of FIN 46R are now more fully understood and the Group has concluded that the Group is not the primary beneficiary of the ExCaps related SPEs under FIN46R and should not consolidate them.  As a result, adjustments have been made to de-consolidate the SPEs and to recognise the loan from the SPEs as a debt liability in the Group’s balance sheet instead. In addition, the SPEs have been equity accounted as the Group has significant influence.  No significant impact on US GAAP net income or equity arises as a result of this adjustment.

As a consequence of this reclassification of the ExCaps under US GAAP, in 2004 no reconciling item is required as the treatment is equivalent to Australian GAAP.

Trust Preferred Securities

On September 29, 2003, the Group issued Trust Preferred Securities through SPEs (refer to note 33 for additional information). For the purposes of Australian GAAP the SPEs are controlled by the Group and are consolidated. The Trust Preferred Securities have historically been classified as equity under both US GAAP and Australian GAAP.

Since the Trust Preferred Securities were issued, the FASB has issued FIN 46R.  The original analysis undertaken by the Group concluded that no adjustment was required to the accounting for the Trust Preferred Securities as a result of FIN 46 R. Similar to ExCaps, further analysis has determined that the Group is not the primary beneficiary of the SPEs used to issue the Trust Preferred Securities and that they should not be consolidated for the 2003 year and beyond. An adjustment has therefore been made to remove the equity instrument from the balance sheet and recognise the loans from the SPEs as a liability in the Group’s balance sheet. The SPEs have been equity accounted as the Group has significant influence.

The impact of this assessment is that the amount previously recognised as equity for the Trust Preferred Securities of $975 million under US GAAP, has now been reclassified as debt from 2003 onwards.  The Group has restated the impacted items in the 2004 and 2003 comparative information.  In addition, the distributions on the Trust Preferred Securities (2004: $39 million , 2003: $nil) have been reclassified from distributions to interest expense in the 2004 comparatives.  Interest expense is recognised on an accruals basis, therefore a further adjustment of $15 million to interest expense and retained profit is required, making a total adjustment to net income in 2004 of $54 million.

(p)  Deferred tax

In applying SFAS 109 “Accounting for Income Taxes” the Group is required to recognise the tax effect of both reconciliation adjustments and the impact of applying a balance sheet model to the Group’s existing financial statements as a recognition of the difference between the profit and loss approach to tax-effect accounting under Australian GAAP.  The Group has not disclosed a reconciling item relating to the existing balance sheet as no material difference arises.

The tax effects of significant balance sheet adjustments have been disclosed separately as either deferred tax assets or deferred tax liabilities in 2005.  In the 2003 comparative year, significant balance sheet adjustments are disclosed net of tax.  In accordance with APB 9 “Reporting and Results of Operations” and APB 20 “Accounting Changes”, it is not appropriate to restate these comparatives as the effect of the change is not considered material to those comparatives. The relevant deferred tax adjustment amounts as a consequence of applying SFAS 109 were (on a gross basis): deferred tax assets 2003: $304 million and deferred tax liabilities 2003: $599 million.

In accordance with the disclosure requirements of SFAS 109, set out below are details regarding deferred tax assets, for the last three years, as at September 30:

	2005	2004	2003
	$m	$m	$m
Deferred tax assets reported using Australian GAAP	1,430	1,301	1,203
Add: Additional deferred tax assets
Carry forward of Australian and US capital losses	1,873	1,786	1,893
Carry forward of Australian operating losses	56	49	55
Deductible temporary differences	37	11	19
Deferred tax assets according to US GAAP	3,396	3,147	3,170
Less: Valuation allowance	(1,966)	(1,846)	(1,967)
Deferred tax asset	45	212	(5)
Net deferred tax assets according to US GAAP	1,475	1,513	1,198

A valuation allowance is required to reduce deferred tax assets if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised.  The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realised.  Based on the available evidence, the Group considers that the realisation of the additional deferred tax assets reported above has a likelihood of less than 50% as at September 30, 2005.

Movements in the valuation allowance are as follows:

	2005	2004
	$m	$m
Valuation allowance movements	120	(121)
comprising:
Additional capital losses	89	2
Capital losses taken to profit and loss	(2)	(109)
Additional revenue tax losses	33	23
Revenue tax losses taken to profit and loss	(26)	(29)
Foreign tax credits and previously unbooked timing differences	26	(8)

Capital losses incurred by the Group under US federal tax law can be carried forward for a maximum of five years.  No US capital losses have expired during this period.  US capital losses of $1,002 million expire on October 1, 2008.  Operating and capital losses incurred by the Group under Australian tax law can be carried forward indefinitely.

(q)  US GAAP earnings per share

	Group
	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings ($m)
Net income according to US GAAP	3,908	3,908	2,781	2,781	3,667	3,667
Distributions on other equity instruments	(204)	(204)	(187)	(187)	(183)	(183)
Adjustment for notional interest on uncalled capital on partly paid shares and exercisable options and interest expense saving on exchangeable capital units	—	106	—	112	—	138
Adjusted earnings	3,704	3,810	2,594	2,706	3,484	3,622
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,559,118	1,559,118	1,515,270	1,515,270	1,515,871	1,515,871
Potential dilutive ordinary shares
Performance options and performance rights	—	872	—	711	—	51,974
Partly paid ordinary shares	—	499	—	603	—	811
Exchangeable capital units	—	64,911	—	65,454	—	65,460
Total weighted average ordinary shares	1,559,118	1,625,400	1,515,270	1,582,038	1,515,871	1,634,116
Earnings per share (cents)	237.6	234.4	171.2	171.0	229.8	221.6

(r)  Profit on sale and leaseback transaction

Under Australian GAAP, profits on sale and leaseback transactions where the lease is structured as an operating lease are recognised in the period that the sale takes place.  Under US GAAP, profits on sale and leaseback transactions are required to be recognised over the term of the lease.  An error was identified in the calculation of amortisation for 2004.  As a result of this error, 2004 amortisation expense was overstated by $31 million before tax ($21 million after tax) which has now been adjusted.

(s) Transfer from foreign currency translation reserve on sale of foreign controlled entity

Under Australian GAAP, foreign currency translation reserve balances must be transferred directly to retained earnings upon disposal of a foreign controlled entity.  Under US GAAP, such balances must be recognised in the income statement.  This amount of $242 million has now been correctly presented in the 2003 comparative income statement.

Reconciliation of balance sheet categories

The following reconciliations relate to significant adjustments to Australian GAAP balance sheet categories disclosed on the statement of financial position and which would be reported in accordance with US GAAP:

		Group
	Footnote	2005	2004	2003
		$m	$m	$m
Assets
Shares in joint venture entities and other securities reported using Australian GAAP		75	158	1,445
Available for sale debt securities reported using Australian GAAP		3,857	4,610	6,513
Unrealised profits/(losses) on available for sale securities	l	—	—	424
Available for sale securities according to US GAAP		3,932	4,768	8,382
Property, plant and equipment reported using Australian GAAP		1,974	2,257	2,498
Revaluation surplus of land and buildings	b	(109)	(177)	(107)
Provision for depreciation on buildings revalued	b	99	96	91
Property, plant and equipment according to US GAAP		1,964	2,176	2,482
Goodwill reported using Australian GAAP		522	632	740
Recognition and accumulated amortisation of goodwill for life insurance controlled entities	a(i)	3,021	2,964	2,964
Amortisation of goodwill	c	288	201	98
Foreign currency-denominated goodwill		67	138	117
Other		(19)	(19)	(19)
Goodwill according to US GAAP		3,879	3,916	3,900
Other assets reported using Australian GAAP		12,043	11,641	10,050
Elimination of excess of net market value over net assets of life insurance controlled entities	a(i)	(5,139)	(4,805)	(4,972)
Recognition and accumulated amortisation of PVFP asset	a(ii)	1,663	1,845	1,452
Restatement and reclassification of deferred acquisition costs	a(iii)	619	544	372
Pension fund adjustment	d	114	249	80
Fair value adjustment to derivative financial instruments	h	284	100	1,168
Other assets according to US GAAP		9,584	9,574	8,150

Liabilities
Life insurance policy liabilities reported using Australian GAAP		42,123	36,134	32,457
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	a(iii)	1,745	1,564	1,094
Life insurance policy liabilities according to US GAAP		43,868	37,698	33,551
Other liabilities reported using Australian GAAP		13,749	13,627	14,239
Increase in minority interest	a(v)	—	32	116
Reclassification of minority interest as a liability	a(v)	6,224	3,866	2,804
Difference in subordinated debt valuation	a(vii)	—	—	2
Fair value adjustment to derivative financial instruments	h	193	235	767
Other liabilities according to US GAAP		20,166	17,760	17,928

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

Set out below are the disclosure requirements of SFAS 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits” for the Group’s significant defined benefit pension plans, for the last three years, as at June 30:

	Group
	2005	2004	2003
	$m	$m	$m
Change in benefit obligation
Benefit obligation at beginning of year	5,925	5,491	5,238
Service cost	164	206	153
Interest cost	276	303	266
Plan participants’ contributions	—	1	1
Administrative expenses	(11)	(15)	(12)
Actuarial (loss)/gain	893	(16)	736
Benefits paid	(163)	(176)	(165)
Transfer of obligations on sale of Irish Banks	(1,945)	—	—
Foreign currency translation adjustment	(441)	131	(726)
Benefit obligation at end of year	4,698	5,925	5,491

The accumulated benefit obligation for the defined benefit plans was $3,500 million (2004: $4,074 million, 2003: $3,782 million).

The benefits expected to be paid by the defined benefit plans in the next five years have been estimated based on the same assumptions used to measure the Group’s benefit obligation at the end of the year:

						Aggregate
	2006	2007	2008	2009	2010	2011-2016
	$m	$m	$m	$m	$m	$m
Benefits expected to be paid	139	139	140	142	143	732

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2006 is $120 million.

	Group
	2005	2004	2003
	$m	$m	$m
Change in plan assets
Fair value of plan assets at beginning of year	4,926	4,208	5,333
Actual return on plan assets – gain/(loss)	599	617	(330)
Employer contributions	151	190	100
Plan participants’ contributions	—	(16)	1
Administrative expenses	(13)	1	(12)
Benefits paid	(163)	(176)	(165)
Transfer of plan assets on sale of Irish Banks	(1,550)	—	—
Foreign currency translation adjustment	(348)	102	(719)
Fair value of plan assets at end of year	3,602	4,926	4,208
Funded status	(1,073)	(999)	(1,283)
Unrecognised net actuarial loss	1,687	1,771	2,119
Unrecognised prior service cost	—	—	2
Income taxes	(3)	(17)	53
Prepaid pension cost	611	755	891

Composition of plan assets

Set out below is the Group’s defined benefit pension plan asset allocation shown as a percentage of fair value of plan assets, for the last three years, as at September 30:

	2005	2004	2003
	%	%	%
Equity securities	67	80	78
Debt securities	29	17	20
Real estate	3	2	1
Other	1	1	1
Total	100	100	100

The investment policy and strategy for defined benefit plan assets are based on an expectation that equity securities will outperform debt securities over the long term.  The composition of plan assets is broadly maintained at a ratio of approximately 4:1 allocation between equity and debt securities.  By managing the composition of plan assets, the Group aims to minimise investment risk.  The Group plans to make contributions in accordance with actuarial recommendations to reduce plan deficits over time.

Weighted average assumptions	2005	2004	2003
	%	%	%
Discount rate (per annum)	5.0%	5.9%	5.5%
Expected return on plan assets (per annum)	7.0%	8.0%	8.0%
Rate of compensation increase (per annum)	3.7%	4.4%	4.0%

The Group’s expected rate of return on defined benefit plan assets is determined by the plan assets’ historical long-term investment performance, the current asset allocation and estimates of future long-term returns by asset class.

	2005	2004	2003
	$m	$m	$m
Components of net periodic pension cost/(income)
Service cost	164	201	163
Interest cost	275	296	282
Surplus distribution	3	—	—
Expected return on plan assets	(308)	(335)	(374)
Amortisation of transitional liability	(2)	18	20
Recognised net actuarial loss	72	109	31
Loss on transfer of obligations and plan assets of Irish Banks	100	—	—
Net periodic pension cost/(income)	304	289	122

The Group also sponsors accumulation benefit plans covering Australian, New Zealand and European employees (refer to note 47).  The Group’s contributions are based on salaries and amounted to $145 million in 2005 (2004: $93 million, 2003: $125 million).

Recently issued US accounting standards

Share-based payments

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment”.  SFAS 123R requires entities to recognise compensation expense for the issuance of employee share options and similar awards based on their fair value.

Currently, for the purposes of presenting financial information in the Group’s US GAAP reconciliation, the Group has adopted US Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” which uses the intrinsic value method for valuing performance options issued.  SFAS 123R uses an alternative valuation method, known as the fair value method.

The Group will apply the new rules on accounting for employee share options and similar awards from October 1, 2005 for presenting information in its US GAAP reconciliation.  The Group is currently evaluating the impact of applying SFAS 123R.

57  Capital adequacy

The Group’s primary prudential supervisor is the Australian Prudential Regulation Authority (APRA).  APRA imposes capital adequacy requirements on banks, the prime objective of which is to ensure that an adequate level of capital is maintained, thereby providing a buffer to absorb unanticipated losses from activities.  Consistent with the international standards of the Basel Committee on Banking Supervision, APRA’s current approach in accordance with Basel I to assessing capital adequacy of banks focuses on three main elements: the credit risk associated with a bank’s exposures, the market risk associated with a bank’s trading activities, and the form and quantity of a bank’s capital.

The Banking Act 1959 (Cth) allows APRA to issue prudential standards that, if breached by authorised deposit-taking institutions (ADIs) or groups containing ADIs, can trigger legally enforceable directions.  Under the Banking Act 1959 (Cth), APRA has strong and defined powers to direct the activities of an ADI in the interests of depositors or when an ADI or a group containing an ADI has contravened its prudential framework.  These ‘direction powers’ enable APRA to impose corrective action without taking the step of assuming control.  The Banking Act 1959 (Cth) also requires an ADI to inform APRA of breaches of prudential requirements and of any materially adverse events (whether in respect of an ADI in a group or the overall group containing that ADI).  The Banking Act 1959 (Cth) also provides for the disqualification and removal of certain persons from acting as a director or senior manager of an ADI.

For regulatory purposes, capital comprises two elements, eligible Tier 1 and Tier 2 capital, from which certain deductions are made to arrive at Tier 1 and Tier 2 capital.  Tier 1 capital includes paid-up ordinary shares, hybrid instruments (such as National Income Securities), reserves (other than asset revaluation reserves), retained profits less goodwill and other intangible assets, and certain other deductions.  In addition, where recognised future income tax benefits are greater than deferred income tax liabilities, the net future income tax benefit is deducted from Tier 1 capital.  Tier 2 capital includes asset revaluation reserves, general provision for doubtful debts (net of associated future income tax benefits), certain hybrid debt/equity instruments and subordinated long-term debt.

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

Capital ratios

In addition to the Tier 1 and total capital regulatory capital ratios, the Group also uses the adjusted common equity (ACE) ratio to manage its capital position.  The ACE ratio measures the core equity capital available to support banking operations and is generally calculated as Tier 1 capital less Tier 1 hybrid instruments and the tangible component of the investment in non-consolidated controlled entities, and any other items, deducted from total capital.  The ACE ratio is a key measure used by analysts and rating agencies to assess a financial institution’s capital strength.

Capital ratios are monitored against internal capital targets, which are set by reference to factors such as market, regulatory rating agencies expectations and the Group’s risk profile.  The Board approved target capital ranges at September 30, 2005 are as follows:

ACE ratio	4.75% - 5.25%;
Tier 1 ratio	7.00% - 7.50%; and
Total capital ratio	10.00% - 10.50%.

The total capital target range reflects the APRA imposed requirement in 2004 for the Group’s internal target for capital to rise to 10.0% of risk weighted assets.  Previously, the Group’s internal target capital ratio was 9.0% to 9.5%.

	2005	2004	2003
	%	%	%
Adjusted common equity	5.5	5.3	4.9
Tier 1	7.9	7.3	7.7
Tier 2	3.6	4.3	3.3
Deductions	(1.0)	(1.0)	(1.4)
Total capital	10.5	10.6	9.6

Regulatory capital

	2005	2004	2003
	$m	$m	$m
Tier 1 capital	22,779	21,048	19,739
Tier 2 capital	10,424	12,219	8,320
Deductions	(2,922)	(2,922)	(3,591)
Total capital	30,281	30,345	24,468

Risk-adjusted assets

	2005	2004	2003
	$m	$m	$m
Total risk-adjusted assets and off-balance sheet exposures - credit risk	276,540	273,189	250,209
Risk-adjusted assets - market risk	13,293	13,616	4,057
Total assessed risk exposure	289,833	286,805	254,266

During the 2005 year, the Group’s ACE and Tier 1 capital ratios increased, and are above the Group’s stated target ranges at September 30, 2005.  This principally reflects the sale of Northern Bank Limited and National Irish Bank Limited, which occurred on February 28, 2005, generating a net profit after all disposal costs, including taxation, of $1,043 million.  In addition to the profit component, the sale also increased the capital ratios as a result of the reduction in risk-weighted assets of approximately $12,450 million.  The increase in the Tier 1 and total capital ratios also reflects the growth in contributed equity as a result of the issue of Trust Preferred Securities II on March 23, 2005.  The Group raised US$800 million ($1,014 million net of issue costs) through the issue of the 800,000 Trust Preferred Securities of US$1,000 each.  These securities qualify as Tier 1 capital.  Refer to note 33 for further detail.

The capital position also increased due to the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP), and employee share and option plans.  During the years ended September 30, 2005, 2004 and 2003, 11.5 million, 47.5 million and 10.8 million fully paid ordinary shares respectively, were issued under the DRP and BSP to shareholders at varying prices.

The capital ratios have also been impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from the Internal Model Method to the Standard Method as directed by APRA in 2004.  The Standard Method, as prescribed by APRA in prudential standard APS 113, limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.  The effect of using the Standard Method was an increase in risk-weighted assets of $10,076 million at September 30, 2005 ($10,206 million at September 30, 2004).

58 Events subsequent to balance date

The Group announced in November 2005 that it was undertaking a process to seek expressions of interest for its wholly owned fleet leasing and management business, Custom Fleet, which is a leading player in the vehicle fleet management and leasing industries in Australia and New Zealand.  No firm decision has been made to sell the business and any decision will be made after conclusion of this process.

Directors’ declaration

The directors of National Australia Bank Limited declare that:

1.	(a)

in the opinion of the directors, the financial statements and the notes thereto as set out on pages 114 to 249 and the additional disclosures included in the audited pages of the remuneration report, comply with Accounting Standards and the Corporations Act 2001 (Cth);

(b)

in the opinion of the directors, the financial statements and notes thereto give a true and fair view of the financial position of the Company and the Group as at September 30, 2005, and of the performance of the Company and the Group for the year ended September 30, 2005;

	(c)	in the opinion of the directors, at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

	(d)	the directors have been given the declarations required by section 295A of the Corporations Act 2001 (Cth); and

2.

there are reasonable grounds to believe that the Company and certain controlled entities will, as a group, be able to meet any obligations or liabilities to which they are or may become subject by virtue of the deed of cross guarantee between the Company and those controlled entities pursuant to Australian Securities and Investments Commission Class Order 98/1418 dated August 13, 1998 (refer to notes 43 and 44 to the financial statements for further details).

Dated at Melbourne this 1st day of December 2005 and signed in accordance with a resolution of the directors:

/s/ Michael Chaney	/s/ John Stewart
Michael A Chaney	John M Stewart
Chairman	Managing Director and Group Chief Executive

Independent audit report to the members of National Australia Bank Limited

Scope

The financial report, remuneration disclosures and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for National Australia Bank Limited (‘the Company’) and the Group, for the year ended September 30, 2005.  The Group comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of directors and executives (‘remuneration disclosures’), as required by Australian Accounting Standard AASB 1046 “Director and Executive Disclosures by Disclosing Entities”, under the heading ‘Remuneration report’ on pages 81 to 82 and pages 90 to 100 of the ‘Report of the directors’, as permitted by the Corporations Regulations 2001 (Cth).

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001 (Cth).  This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.  The directors are also responsible for the remuneration disclosures contained in the report of the directors.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.  Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 1046 “Director and Executive Disclosures by Disclosing Entities” and the Corporations Regulations 2001 (Cth).  The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.  Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 (Cth), including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Group’s financial position, and of their performance as represented by the results of their operations and cash flows, and whether the remuneration disclosures comply with Australian Accounting Standard AASB 1046 “Director and Executive Disclosures by Disclosing Entities” and the Corporations Regulations 2001 (Cth).

We formed our audit opinion on the basis of these procedures, which included:

•                  examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and

•                  assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures.  These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Company.

Independence

We are independent of the Company and the Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001 (Cth).  We have given to the directors of the Company a written Auditor’s Independence Declaration, a copy of which is included in the report of the directors.  In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements.  The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1	the financial report of National Australia Bank Limited is in accordance with:

	a)	the Corporations Act 2001 (Cth), including:

		i)	giving a true and fair view of the financial position of the Company and the Group at September 30, 2005 and of their performance for the year ended on that date; and

		ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001 (Cth); and

	b)	other mandatory financial reporting requirements in Australia.

2

the remuneration disclosures that are contained in pages 81 to 82 and pages 90 to 100 of the remuneration report which forms part of the report of the directors comply with Australian Accounting Standard AASB 1046 “Director and Executive Disclosures by Disclosing Entities” and the Corporations Regulations 2001 (Cth).

/s/ Ernst & Young	/s/ SJ Aldersley
Ernst & Young	SJ Aldersley
Partner

Melbourne, Australia
December 1, 2005

Report of independent registered public accounting firm

The board of directors and shareholders of National Australia Bank Limited

We have audited the accompanying financial reports of National Australia Bank Limited (the Company) and the Group for the year ended September 30, 2005.  The financial reports comprise the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements.  The Group comprises both the Company and the entities it controlled during the year.  The financial reports are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial reports based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Australia.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial reports are free of material misstatement.  We were not engaged to perform an audit of the Company’s or the Group’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s or the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial reports, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial report presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial reports referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Group at September 30, 2005, and the results of their operations and their cash flows for the year ended September 30, 2005 in conformity with Australian generally accepted accounting principles.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 56 to the consolidated financial reports.

/s/ Ernst & Young
Ernst & Young
Melbourne, Australia
December 1, 2005

Report of independent registered public accounting firm

To the board of directors and shareholders of National Australia Bank Limited

We have audited the accompanying consolidated statements of financial position of National Australia Bank Limited and its subsidiaries (the Group) as of September 30, 2004 and September 30, 2003, and the related consolidated statements of financial performance and cash flows for each of the years in the two year period ended September 30, 2004 as presented on pages 114 to 249 of Form 20-F as filed with the United States of America Securities and Exchange Commission (SEC).  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above as filed with the SEC on Form 20-F present fairly, in all material respects, the financial position of National Australia Bank Limited and its subsidiaries at September 30, 2004 and September 30, 2003, and the results of their operations and their cash flows for each of the years in the two year period ended September 30, 2004 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 56 (as restated) to the consolidated financial statements.  Also, as described in note 56, the Group has restated the effects of certain differences between generally accepted accounting principles in Australia and generally accepted accounting principles in the United States of America and their effects on financial performance and shareholders equity for each of the years in the two year period ended September 30, 2004.

As described in note 3, the Group changed the composition of its reportable segments in 2005, and the amounts in the 2004 and 2003 consolidated financial statements relating to reportable segments have been restated to conform to the 2005 composition of reportable segments.

/s/ KPMG
KPMG
Melbourne, Australia
December 2, 2004, except for note 3 and note 56 which are dated December 1, 2005.

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

Shareholdings of individual directors of the Company are set out in the report of the directors.  Aggregate shareholdings of directors of the Company and senior executive officers of the Group, listed below, as at the date of this report are as follows:

Title of class of shares	Identity of person or group	No. of shares held	% of class of shares
Ordinary shares, fully paid	Directors and senior executive officers (26 persons)	787,553	0.05
Ordinary shares, partly paid to 25 cents	Senior executive officers (1 person)	4,070	0.00
Total number of ordinary shares held (1)		791,623	0.05

(1)  458,904 fully paid ordinary shares and all of the partly paid ordinary shares held by the executive directors and senior executive officers are held under employee share plans of the Company.

Directors

The directors of the Company at September 30, 2005 were:

			Position	Directorship
Position	Name	Age	held since	held since
Chairman	Michael A Chaney	55	2005	2004
Managing Director and Group Chief Executive	John M Stewart	56	2004	2003

Other directors	Peter JB Duncan	64		2001
	Robert G Elstone	52		2004
	Ahmed Fahour	39		2004
	Daniel T Gilbert	54		2004
	Paul J Rizzo	60		2004
	Jillian S Segal	49		2004
	John G Thorn	57		2003
	Geoffrey A Tomlinson	58		2000
	Michael J Ullmer	54		2004
	G Malcolm Williamson	66		2004

Mr Ahmed Fahour and Mr Michael J Ullmer were appointed as executive directors on October 7, 2004.  Mr Michael A Chaney was appointed as a non-executive director on December 6, 2004 and was appointed Chairman on September 28, 2005.  Mr Graeme Kraehe resigned as a non-executive director and Chairman on September 27, 2005.  Mrs Patricia A Cross and Mr T Kerry McDonald were appointed as non-executive directors on December 1, 2005.

Senior executives

The senior executives of the Group as at the date of this annual financial report are:

John M Stewart

BA, ACII, FCIB

Age 56

Managing Director and Group Chief Executive of National Australia Bank Limited – position held since calendar 2004 and Executive Director of National Australia Bank Limited since calendar 2003.

Joined the Group in calendar 2003 as Managing Director and Chief Executive Officer, National Australia Group Europe Limited.  Prior to joining the Group, he held senior positions with Woolwich PLC including Group Chief Executive and Deputy Group Chief Executive of Barclays PLC following its acquisition of Woolwich PLC.

Cameron A Clyne

BA

Age 37

Executive General Manager, Group Development – position held since calendar 2005.

Joined the Group in calendar 2004 as Executive General Manager, Customer Solutions. Prior to joining the Group, he was a partner of IBM Business Consulting Services and of PricewaterhouseCoopers.  The majority of his consulting experience has been in the financial services industry.

Ahmed Fahour

BEc (Hons), MBA

Age 39

Chief Executive Officer, Australia – position held since calendar 2004.

Joined the Group in calendar 2004.  Prior to joining the Group, he held the position of Chief Executive Officer of Citigroup, Australia and New Zealand, in 2004, having held senior management positions in Citigroup from 2000.  From 1987 to 1999, he was employed by Boston Consulting Group.

Michael J Hamar

BA, MBA

Age 59

Group Chief Risk Officer – position held since calendar 2004.

Joined the Group in calendar 2004.  Prior to joining the Group, he held senior financial positions with Commonwealth Bank of Australia, JP Morgan Chase & Company and Continental Illinois National Bank, Chicago.

John E Hooper

BSc Econ (Hons), MA

Age 44

Executive General Manager, Institutional Markets & Services – position held since calendar 2004.

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

Lynne M Peacock

BA (Hons)

Age 51

Chief Executive Officer, United Kingdom – position held since calendar 2004.

Joined the Group in calendar 2003 as an executive director of National Australia Group Europe Limited and was appointed Executive General Manager, People & Culture of the Group in April 2004. Prior to joining the Group, Ms Peacock was Chief Executive of Woolwich PLC, part of the Barclays Group.  She held several senior positions at Woolwich PLC including Group Operations Director, General Manager, Retail Operations, General Manager, Customer Services and Head of Marketing.

Peter L Thodey

Age 55

Chief Executive Officer, New Zealand – position held since calendar 2002. Chief Executive Officer, Bank of New Zealand – position held since calendar 2000.

Joined the Group in calendar 1980.  Prior to his current position, he held the positions of General Manager, Business Financial Services at Bank of New Zealand and various other senior positions in New Zealand.  Prior to joining the Group, he held management positions with General Finance Ltd.

Michael J Ullmer

BSc (Maths) (Hons), FCA, FAIBF, ASA

Age 54

Director, Finance and Risk – position held since calendar 2004.

Joined the Group in calendar 2004.  Prior to joining the Group, he held senior management positions with Commonwealth Bank of Australia, including Group Executive, Institutional and Business Services, and Group Executive, Financial and Risk Management.  He was a partner of Coopers & Lybrand from 1992 to 1997 and of KPMG from 1982 to 1992.

Chief General Counsel

David M Krasnostein

BJuris (Hons), LLB, LLM

Age 51

Chief General Counsel – position held since calendar 1996.

Joined the Group in calendar 1996.  Prior to joining the Group, he held the position of General Counsel, Telstra Corporation Limited and partner/attorney positions with legal firms in the US.

Company Secretary

Garry F Nolan

MBus, FCIS, FAIBF, FAICD, ASIA, CFTP (Snr)

Age 58

Company Secretary – position held since calendar 1992.

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

The directors of the Company are classified as either executive or non-executive, with the former being those directors engaged in the full-time employment of the Company.  Messrs Stewart, Fahour and Ullmer are executive directors.

Mr Scott relinquished his position as an executive during the year.  Ms Hunter, Mr MacDonald, Mr Pinney, Mr Slater and Mr Willis, who acted as senior executives during the year, were still employed by the Group as at September 30, 2005, however were no longer part of the senior executive team.

The aggregate remuneration paid by the Group during the year ended September 30, 2005 to the directors who held office during that period, the senior executive officers listed above, and those senior executive officers who held positions but retired or resigned during the year, as a group, was $40.2 million in respect of 26 positions (2004: $56.3 million paid to directors and senior executive officers in respect of 35 positions).

During the year ended September 30, 2005, 7,486,754 performance options and 1,856,835 performance rights were issued to 1,473 senior employees.  Of these, 460,601 performance options and 115,113 performance rights lapsed during the year.  The performance options issued include a total of 1,548,500 performance options issued to the executive directors and senior executive officers listed above and those senior executive officers who held positions listed above but retired, resigned or ceased as part of the senior executive team during the year.  There were 372,125 performance rights issued to the executive directors and senior executive officers listed above, and those senior executive officers who held positions but retired, resigned or ceased as part of the senior executive team during the year, as a group.

In 2004, 6,335,725 performance options and 1,578,146 performance rights were issued to 938 senior employees, of these 80,250 performance options and 20,061 performance rights lapsed during the 2004 year.  The issue included 1,687,500 performance options and 421,875 performance rights to the executive directors and to the senior executive officers.

Trading market

Ordinary shares, performance options, performance rights and exchangeable capital units

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

The fully paid ordinary shares are also quoted on stock markets of London Stock Exchange PLC; Stock Exchange, New Zealand; Tokyo Stock Exchange and (in the case of American depository shares (ADSs)) New York Stock Exchange, Inc.

A summary of the rights attaching to the ordinary shares appears under the heading ‘the Company’s constitution’ below.

As at November 11 2005 the Company had on issue 457,706 unquoted partly paid ordinary shares held by 408 holders, and 41,312,160 unquoted performance options outstanding under the National Australia Bank Executive Share Option Plan No. 2 held by 3,645 option holders.

As at November 11, 2005 there were 4,634,848 performance rights outstanding granted under the National Australia Bank Performance Rights Plan held by 1,769 rights holders.  Where a person holds partly paid ordinary shares or performance options or performance rights issued at different times, they are categorised as a separate holder for each share, performance option or performance right holding.

As at November 11, 2005 there were 33,391,055 exchangeable capital units issued by the Group held by a single holder of record, being The Depositary Trust Company, which holds them on behalf of participants.  These units may be exchanged for fully paid ordinary shares in the Company or, at the Company’s option, cash.

American depositary shares representing ordinary shares

The Company’s fully paid ordinary shares are traded in the US in the form of ADSs.  ADSs are evidenced by American depositary receipts issued by The Bank of New York Company, Inc., as depositary, pursuant to an amended and restated deposit agreement dated as of November 14, 1997, or Morgan Guaranty Trust Company of New York, its predecessor depositary, pursuant to a deposit agreement dated January 16, 1987, as amended as of June 24, 1988.  Each ADS represents five fully paid ordinary shares.  The ADSs are quoted on the stock market of New York Stock Exchange, Inc. (NYSE), which is the principal market in the US for the trading of the ADSs.  The ADSs trade on the NYSE under the symbol ‘NAB’.  As at November 11, 2005, 5,838,402 ADSs representing 29,192,010 fully paid ordinary shares, or approximately 1.85% of the fully paid ordinary shares outstanding on such date, were held by 227 holders with registered addresses in the US.

National Income Securities (NIS)

On June 29, 1999 the Group raised $1,945 million through the issue of 20,000,000 NIS at $100 each.  The NIS were quoted on July 8, 1999 for trading on ASX.  ASX is the principal market for the NIS.  A summary of the rights attaching to the preference shares forming part of the NIS appears under the heading ‘the Company’s constitution’ below.

Trust Preferred Securities

On September 29, 2003 the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity formed in Delaware) of 400,000 Trust Preferred Securities at GBP1,000 each.  The Trust Preferred Securities are traded on the Luxembourg Stock Exchange.  A summary of the rights attaching to the Trust Preferred Securities, including the redeemable preference shares which may be issued in certain limited circumstances, appears under the heading ‘the Company’s constitution’ below.

Trust Preferred Securities II

On March 23, 2005, the Group raised US$800 million through the issue by National Capital Trust II (a controlled entity formed in Delaware) of 800,000 Trust Preferred Securities at US$1,000 each.  The Trust Preferred Securities are traded on the Channel Islands Stock Exchange.  A summary of the rights attaching to the Trust Preferred Securities, including the redeemable preference shares which may be issued in certain limited circumstances, appears under the heading ‘the Company’s constitution’ below.

Price histories

The following table sets forth, for the months, calendar quarters and financial years indicated, the high and low sale prices of the fully paid ordinary shares as reported by ASX; the high and low sale prices per ADS as reported on the NYSE composite tape; and the high and low sale prices of the NIS as reported by ASX:

	Ordinary shares		ADSs		NIS
	High	Low	High	Low	High	Low
	$	$	US$	US$	$	$
By month
November 2005 (1)	33.75	32.04	124.79	119.60	100.90	100.31
October 2005	33.35	31.64	126.85	119.76	102.00	100.00
September 2005	33.67	30.87	127.70	118.00	101.75	100.65
August 2005	31.82	30.53	121.05	115.98	101.10	100.05
July 2005	31.90	30.06	122.02	111.20	101.65	99.70
June 2005	31.83	30.22	121.35	116.01	101.30	100.39

By quarter
December quarter 2005 (1)	33.75	31.64	127.70	118.00	102.00	100.00
September quarter 2005	33.67	30.06	127.70	111.20	101.75	99.70
June quarter 2005	32.04	28.33	121.35	108.80	101.45	99.60
March quarter 2005	30.49	28.23	119.30	109.20	101.45	99.71
December quarter 2004	28.98	26.89	112.42	97.75	103.95	100.10
September quarter 2004	30.98	26.04	112.29	92.59	102.65	100.70
June quarter 2004	31.59	28.51	120.25	98.20	101.90	99.80
March quarter 2004	32.12	29.06	122.90	112.30	101.50	99.00
December quarter 2003	31.59	28.53	112.50	103.60	101.60	99.30

By financial year
2005	33.75	28.23	127.70	108.80	102.00	99.60
2004	32.12	26.04	122.90	92.59	102.65	99.00
2003	34.42	28.36	116.00	85.77	99.99	93.50
2002	36.78	30.87	105.79	80.67	96.00	91.10
2001	35.13	23.80	92.40	59.55	96.00	86.60

(1)       Represents the period to November 11, 2005.

On November 11, 2005, the closing price on ASX was $32.78 per fully paid ordinary share, with 1,576,554,727 fully paid ordinary shares (excluding partly paid ordinary shares) outstanding, held by 373,520 holders.  On November 11, 2005, the closing price per ADS as reported on the NYSE composite tape was US$120.79, with 5,838,402 ADSs outstanding, held by 227 holders.  On November 11, 2005, the closing price on ASX was $100.51 per NIS, with 20,000,000 NIS outstanding held by 41,342 holders.

The Company’s constitution

The following is a summary of some of the key aspects of the constitution of the Company:

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

Directors

The constitution regulates various matters concerning the directors of the Company:

(a)              Matters in which the director has a material personal interest

A director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting or vote on the matter, except in four circumstances permitted by the constitution and the Corporations Act 2001 (Cth).  Those circumstances are outlined in detail in the ‘corporate governance’ report on page 73, under the heading ‘conflicts of interest’.

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

Dividends are only payable out of profits of the Company, and a declaration by the directors as to the amount of profits available for dividend is final and binding on all members.  Before paying any dividend, directors may set aside, out of the profits of the Company, such reserves as they think proper to be applied at their discretion for any proper purpose, and may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends, without transferring those profits to a reserve.

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

Share rights – Trust Preferred Securities

On September 29, 2003, the Group raised GBP400 million through the issue by National Capital Trust I (a controlled entity) of 400,000 Trust Preferred Securities at GBP1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until December 17, 2018 equal to 5.62% per annum.  In respect of each five year period after that date, a non-cumulative distribution payable is semi-annually in arrears at an annual rate equal to the five year benchmark UK government bond rate at the start of that period plus 1.93%.  The securities are constituted by instruments governed by New York and Delaware law.

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

Share rights – Trust Preferred Securities II

On March 23, 2005, the Group raised US$800 million through the issue by National Capital Trust II (a controlled entity) of 800,000 Trust Preferred Securities at US$1,000 each, to be used by the Company’s London branch.  Each Trust Preferred Security earns a non-cumulative distribution, payable semi-annually in arrears until March 23, 2015 equal to 5.486% per annum.  For all distribution periods ending after March 23, 2015, each Trust Preferred Security earns a non-cumulative annual distribution, payable quarterly in arrears, equal to 1.5375% over three month LIBOR.  The securities are constituted by instruments governed by New York and Delaware law.

In certain limited circumstances, the Trust Preferred Securities will be redeemed for redeemable preference shares in the Company (TPS preference shares).  The circumstances in which the redemption for TPS preference shares will occur include if a distribution is not paid on the Trust Preferred Securities or if the Company does not maintain certain prudential regulatory standards.  The Company also has discretion to redeem the Trust Preferred Securities for TPS preference shares at any time.

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

With the prior consent of APRA, the Trust Preferred Securities may be redeemed in certain limited circumstances.  These circumstances are on March 23, 2015 and after March 23, 2015, any business day selected by the Company in its absolute discretion, in which case the redemption price is US$1,000 per Trust Preferred Security plus the distributions for the last distribution period, and otherwise only where certain adverse tax or regulatory events have occurred.  Where the redemption is due to an adverse regulatory event, the redemption price will include a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption.

The TPS preference shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the TPS preference shares, in which case they can only be redeemed if certain adverse tax or regulatory events have occurred or on any date on or after March 23, 2015).  Where redemption occurs prior to March 23, 2015 due to a regulatory event, the redemption price includes a ‘make-whole’ adjustment to compensate the investor for the investment opportunity lost by the early redemption.

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

At least 28 days’ notice must be given of a meeting of the Company’s shareholders.  Written notice must be given to all shareholders entitled to attend and vote at the meeting.  All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act 2001 (Cth), to vote at general meetings of the Company.  Alternatively, ordinary shareholders may be represented by the attendance of a proxy, attorney or representative.  Voting rights attaching to other classes of shares in the Company are set out above.

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

Limitations on ownership and changes in control

The constitution does not contain any limitations on the rights to own securities in the Company.  However, there are detailed Australian laws and regulations which govern the acquisition of interests in the Company, and a summary of those is set out in this shareholder information section under the heading ‘exchange controls and other limitations affecting security holders’ below.

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

Material contracts

Note – the remuneration details set out in the material contract summaries below may vary from actual remuneration for 2005.  Refer to the remuneration report for details of remuneration for 2005.

Executive employment agreement – Mr John M Stewart (as Managing Director and Chief Executive Officer)

In May 2004, the Company entered into an employment agreement with Mr Stewart (employment agreement) to appoint him as Managing Director and Chief Executive Officer (Group Chief Executive) for a period of three years from February 2, 2004.  The employment agreement expires on February 1, 2007 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Stewart receives annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $2,050,952, plus an annual superannuation contribution.  Together, the TRP and the superannuation contribution make up Mr Stewart’s total employment compensation (TEC) of $2,230,000 per annum.  A portion of Mr Stewart’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

The Company is not required by Australian law to provide superannuation contributions in connection with Mr Stewart’s employment due to the type of Australian visa issued to him.  However, under the agreement, the Company agrees to pay annual superannuation contributions to the National Australia Bank Group Superannuation Fund.  Those contributions form part of Mr Stewart’s TEC of $2,230,000 per annum.  Mr Stewart may, in lieu of receiving those Australian superannuation benefits, elect to participate in a pension or other scheme in the United Kingdom.  Any such payments form part of Mr Stewart’s TEC.

Mr Stewart’s short-term incentive remuneration is determined annually in accordance with a short-term incentive plan.  At least one-half of the short-term incentive remuneration must be provided in the form of shares in the Company.  The issue of these shares is subject to shareholder approval.

The long-term incentive component of Mr Stewart’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, subject to shareholder approval.

Mr Stewart may be considered for participation in other staff share schemes as the Board may determine.  All issues of securities in the Company to Mr Stewart are subject to applicable legal and listing rule requirements to obtain shareholder approval.

Mr Stewart is entitled to participate in other benefits that are normally provided to executives employed by the Company.

Mr Stewart is entitled to 30 days paid annual leave per annum and to 90 days’ paid sick leave during the employment period which reflects Mr Stewart’s entitlements under his previous executive service agreement with the National Australia Group Europe Limited.  There are restrictions on the amount of annual leave that Mr Stewart may accrue from year to year.  Mr Stewart is also entitled to long service leave and to other fringe benefits in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Stewart.

Both Mr Stewart and the Company may terminate the employment agreement on six months notice.  Generally, on termination of his employment, Mr Stewart will be entitled to a termination payment equal to 12 months TEC, in addition to any payment in lieu of the termination notice period.  This termination payment is not payable in some circumstances, eg. if Mr Stewart terminates the agreement without cause or if the Company summarily dismisses Mr Stewart for matters such as misconduct.  Irrespective of whether Mr Stewart receives a termination payment, he would be paid for any accrued but untaken annual leave and long service leave on termination.

For a period of up to 12 months from the date of Mr Stewart’s cessation of employment for any reason, Mr Stewart cannot solicit or entice from the Group any employees, contractors or significant customers of the Group or engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Employment agreement – Mr Cameron A Clyne (as Executive General Manager, Customer Solutions)

In August 2004, the Company entered into an employment agreement with Mr Clyne (the employment agreement) to appoint him as Executive General Manager, Customer Solutions, with effect from August 9, 2004.

Under the employment agreement, Mr Clyne receives annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $482,847, plus an annual superannuation contribution of up to 9.7% of 90% of his annual TRP.  Together, the TRP and the superannuation contribution make up Mr Clyne’s total employment compensation (TEC) of $525,000, which was reviewed on October 1, 2005 and thereafter will be reviewed on an annual basis.  A portion of Mr Clyne’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Clyne’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Clyne’s individual performance target.

The long-term incentive component of Mr Clyne’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Clyne’s employment with the Company, the retention of any performance options and performance rights granted to Mr Clyne during his employment with the Company will be determined in accordance with the terms of grant under the relevant plans.

Within 90 days of his commencement with the Company, Mr Clyne was entitled to be granted a long-term incentive reward of 55,000 performance options and 13,750 performance rights subject to the approval of the Board and in accordance with the relevant plans.

Mr Clyne is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Clyne.  The Company may terminate the employment agreement on 52 weeks notice (or, in the case of redundancy or unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Clyne may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period.  If Mr Clyne is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 52 weeks TRP plus any payment in lieu of the notice period, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement).  A termination payment is not payable if the Company summarily dismisses Mr Clyne for matters such as misconduct or if Mr Clyne resigns.  Mr Clyne may terminate the employment agreement by giving 13 weeks notice.

Irrespective of whether or not Mr Clyne receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months or, if that is not reasonable, six months from the date of Mr Clyne’s cessation of employment from the Company for any reason, Mr Clyne cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Employment agreement – Mr Ahmed Fahour (as Chief Executive Officer, Australia)

In August 2004, the Company entered into an employment agreement with Mr Fahour (employment agreement) to appoint him as Chief Executive Officer, Australia, for a period of four years from September 1, 2004.  The employment agreement expires on August 31, 2008 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Fahour receives annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $1,379,564, plus an annual superannuation contribution of up to 9.7% of 90% of his annual TRP.  Together, the TRP and the superannuation contribution make up Mr Fahour’s total employment compensation (TEC) of $1,500,000 per annum, which was reviewed on October 1, 2005 and thereafter will be reviewed on an annual basis.  A portion of Mr Fahour’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Fahour’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Fahour’s individual performance target.

The long-term incentive component of Mr Fahour’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Fahour’s employment with the Company, the retention of any performance options and performance rights granted to Mr Fahour during his employment with the Company will be determined in accordance with the terms of grant under the respective plans.

Within 60 days of his commencement with the Company, and with the approval of the Board, Mr Fahour was entitled to be:

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

•                        issued with shares in the Company (subject to certain restrictions) under the National Australia Bank Staff Share Ownership Plan (share plan) to a value of $2,000,000.  One-quarter of the shares will no longer be subject to applicable forfeiture provisions (ie. they will vest) on each anniversary of his commencement date with the Company.  All the shares will vest if Mr Fahour ceases employment with the Company due to death or total and permanent disablement.  Mr Fahour will forfeit any unvested shares on his resigning from the Company and will forfeit both vested and unvested shares on summary termination by the Company; and

•                        issued with shares in the Company (subject to certain restrictions) under the share plan to a value of $6,000,000.  All the shares will be free from restriction if Mr Fahour resigns from the Company or if he ceases employment with the Company due to death or total and permanent disablement.  However, Mr Fahour will forfeit any interest in the shares on summary termination by the Company.

In January 2005 (or such earlier time as agreed between Mr Fahour and the Company), Mr Fahour was paid a cash amount of $3,857,000, from which income tax was deducted.

The provision of these commencement benefits was conditional upon Mr Fahour relinquishing his rights and entitlements to the shares and options, and to any cash bonus (in respect of the 2004 financial year) allocated to him by his previous employer, Citigroup, except that Mr Fahour was entitled to retain up to 5,000 Citigroup shares transferred to his name prior to signing the employment agreement.

The Company met one-off costs of up to $235,000 associated with the sale of Mr Fahour’s principal residence in the US and up to $150,000 associated with the purchase of a principal residence in Australia.  Other associated relocation costs were met by the Company in accordance with the Company’s international relocation policy.

Mr Fahour is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Fahour.

The Company may terminate the employment agreement on 52 weeks notice (or, in the case of redundancy or for unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Fahour may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period.  If Mr Fahour is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 46 weeks TEC plus any payment in lieu of the notice period, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement).  A termination payment is not payable if the Company summarily dismisses Mr Fahour for matters such as misconduct or if Mr Fahour resigns.  Mr Fahour may terminate the employment agreement by giving 13 weeks notice.

Irrespective of whether or not Mr Fahour receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months or, if that is not reasonable, six months from the date of Mr Fahour’s cessation of employment with the Company for any reason, Mr Fahour cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or for a period of up to six months from the date of cessation of employment, engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Employment agreement – Mr Michael J Hamar (as Group Chief Risk Officer)

In October 2004, the Company entered into an employment agreement with Mr Hamar (employment agreement) to appoint him as Group Chief Risk Officer for a period of four years from November 29, 2004.  The employment agreement expires on November 28, 2008 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Hamar receives annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $620,804, plus an annual superannuation contribution of up to 9.7% of 90% of annual TRP.  Together, the TRP and the superannuation contribution make up Mr Hamar’s total employment compensation (TEC) of $675,000 per annum, which will be reviewed on an annual basis.  A portion of Mr Hamar’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Hamar’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Hamar’s individual performance target.

The long-term incentive component of Mr Hamar’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Hamar’s employment with the Company, the retention of any performance options and performance rights granted to Mr Hamar during his employment with the Company will be determined in accordance with the terms of grant under the respective plans.

Within 90 days of his commencement with the Company, and with the approval of the Board, Mr Hamar was entitled:

•                        to be granted a long-term incentive reward of 40,000 performance options and 10,000 performance rights.  Mr Hamar will be eligible to exercise the options and performance rights after three years from the grant date, subject to the achievement of certain performance hurdles during the two-year exercise period.  Mr Hamar will retain these options and performance rights on the termination of his employment from the Company due to redundancy, death and total and permanent disablement or on the expiration of the employment agreement on November 28, 2008, subject to the achievement of specific performance hurdles.  Mr Hamar will forfeit the options and rights on resigning from the Company or on summary termination by the Company; and

•                        to be issued with two parcels of shares in the Company (subject to certain restrictions) under the National Australia Bank Staff Share Ownership Plan (share plan), each parcel having an approximate value of $178,000.  The first parcel of shares were held in trust until July 1, 2005 after which they were transferred to Mr Hamar upon him meeting certain retention obligations.  The second parcel of shares will be held in trust until July 1, 2006 after which they will transfer to Mr Hamar; however, the shares will be forfeited if Mr Hamar resigns or is summarily terminated by the Company before July 1, 2006.  All the shares will transfer to Mr Hamar if he ceases employment with the Company due to redundancy, total and permanent disablement or death.

The Company met reasonable expenses associated with the relocation of Mr Hamar and his family from Sydney to Melbourne in accordance with the Company’s domestic relocation policy.

Mr Hamar is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Hamar.

The Company may terminate the employment agreement on six months notice (or, in the case of redundancy or for unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Hamar may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period based on his TRP.  If Mr Hamar’s employment is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 20 weeks’ TRP, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment is not payable if the Company summarily dismisses Mr Hamar for matters such as misconduct or if Mr Hamar resigns.  Mr Hamar may terminate the employment agreement by giving 13 weeks notice.

Irrespective of whether or not Mr Hamar receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months or, if that is not reasonable, six months from the date of Mr Hamar’s cessation of employment with the Company for any reason, Mr Hamar cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or for a period of up to six months engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Retention award – Mr John E Hooper

In May 2004, in connection with Mr Hooper’s appointment as Acting Executive General Manager, Corporate & Institutional Banking, he was offered a retention award of restricted shares in the Company to a value of $240,000 (being 60% of his TEC).  Twenty per cent of the award is to be used to purchase shares with immediate effect; 30% was to be used to purchase shares upon the appointment of an incumbent to Mr Hooper’s acting position or the appointment of Mr Hooper if he was the successful candidate and 50% was to be used to purchase shares six months after either a permanent appointment has been made (and subject to Mr Hooper’s co-operation in the handover process) or if Mr Hooper was appointed to the role.

The shares were to be purchased on a pre-tax basis at a price equal to the average of the closing prices for the five days immediately following the date of the letter.  Mr Hooper is entitled to receive any dividends that are paid by the Company while the shares remain in trust.  The earliest Mr Hooper can apply to have the shares released is six months after a permanent appointment has been made to the position and the shares will remain in trust for up to 10 years from the date of issue.  During this period, they will be subject to forfeiture on grounds of serious misconduct only.

Employment agreement – Mr John E Hooper (as Executive General Manager, Institutional Markets & Services)

In September 2005, the Company entered into an employment agreement with Mr Hooper (employment agreement) to appoint him as Executive General Manager, Institutional Markets & Services, with effect from July 2005.

Under the employment agreement, Mr Hooper receives annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $683,683, plus an annual superannuation contribution of up to 9.7% of his annual TRP.  Together, the TRP and the superannuation contribution make up Mr Hooper’s total employment compensation (TEC) of $750,000 per annum.  Mr Hooper’s TEC will be reviewed on an annual basis.  A portion of Mr Hooper’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Hooper’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Hooper’s individual performance target.  Short-term incentive rewards may, at the discretion of the Company, be provided in cash or in shares in the Company with restrictions on trading or a combination of both.

The long-term incentive component of Mr Hooper’s remuneration comprises his eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Hooper’s employment with the Company, the retention of any performance options and performance rights granted to Mr Hooper during his employment with the Company will be determined in accordance with the terms of grant under the relevant plan.

Mr Hooper is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

With effect from July 2005, Mr Hooper’s membership of the National Australia Bank UK Retirement Benefits Plan (UK Plan) was suspended and he was no longer covered for death and disablement benefits under the UK Plan.  Mr Hooper will retain deferred benefits in the UK Plan.

The employment agreement restricts the disclosure of confidential information by Mr Hooper.

The Company may terminate the employment agreement on 52 weeks written notice (or, in the case of redundancy or unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination), Mr Hooper may, in the Company’s discretion, be paid in lieu of all or part of the notice period based on his TEC.  If Mr Hooper’s employment is terminated by reason of redundancy, then, in addition to any payment in lieu of notice, he is entitled to a termination payment equal to the greater of 46 weeks TEC, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment is not payable if the Company summarily dismisses Mr Hooper for matters such as misconduct.  Mr Hooper may terminate the employment agreement by giving 13 weeks written notice of resignation.

Irrespective of whether or not Mr Hooper receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to six months from the date of Mr Hooper’s cessation of employment with the Company for any reason, Mr Hooper cannot solicit or entice from the Group any officers, employees or contractors or any significant customers of the Company.

For a period of up to six months from the date of Mr Hooper’s cessation of employment with the Company, Mr Hooper must not engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.  If Mr Hooper resigns, and the Company does not permit Mr Hooper to engage in restricted activities during the six month restriction period, the Company will provide consideration to him of 13 weeks TEC, in addition to any payment in lieu of the notice period.

Employment agreement and variation to employment agreement – Ms Elizabeth C Hunter (as Executive General Manager, People & Culture)

In January 2005, the Company entered into an employment agreement with Ms Hunter (employment agreement) to appoint her as Executive General Manager, People & Culture, with effect from October 2004.

Under the employment agreement, Ms Hunter receives annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Pursuant to the employment agreement, Ms Hunter’s annual fixed remuneration is a total remuneration package (TRP) of $432,999, plus an annual superannuation contribution of up to 9.7% of her annual TRP.  Together, the TRP and the superannuation contribution make up Ms Hunter’s total employment compensation (TEC) of $475,000 per annum.

In May 2005, the Company and Ms Hunter agreed to vary Ms Hunter’s existing employment agreement.  In recognition of Ms Hunter’s additional duties and responsibilities relating to the position of General Manager, People & Culture, Australia, Ms Hunter’s TEC was increased to $525,000 per annum with effect from April 25, 2005.  In all other respects, the terms and conditions of Ms Hunter’s employment agreement entered into with the Company in January 2005 remain unchanged.

Ms Hunter’s TEC will be reviewed in January 2006 and thereafter on an annual basis.  A portion of Ms Hunter’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Ms Hunter’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Ms Hunter’s individual performance target.  Short-term incentive rewards may, at the discretion of the Company, be provided in cash or in shares in the Company with restrictions on trading or a combination of both.

The long-term incentive component of Ms Hunter’s remuneration comprises her eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan, respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Ms Hunter’s employment with the Company, the retention of any performance options and performance rights granted to Ms Hunter during her employment with the Company will be determined in accordance with the terms of grant under the relevant plan.

The Company met reasonable expenses associated with the relocation of Ms Hunter’s family from London to Melbourne in accordance with the terms of the Company’s expatriate policy.

Ms Hunter is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  She is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Ms Hunter.

The Company may terminate the employment agreement on 52 weeks written notice (or, in the case of redundancy or unsatisfactory performance, six weeks notice).  On termination of her employment by the Company (other than for summary termination), Ms Hunter may, in the Company’s discretion, be paid in lieu of all or part of the notice period based on her TEC.  If Ms Hunter’s employment is terminated by reason of redundancy, then, in addition to any payment in lieu of notice, she is entitled to a termination payment equal to the greater of 46 weeks TEC, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment is not payable if the Company summarily dismisses Ms Hunter for matters such as misconduct.  Ms Hunter may terminate the employment agreement by giving 13 weeks written notice of resignation or six weeks notice because of certain material change of circumstances.  Ms Hunter is entitled, in addition to any payment in lieu of notice, to a termination payment of 46 weeks TEC if she resigns as a result of certain material change of circumstances.

Irrespective of whether or not Ms Hunter received a termination payment, she would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months or, if that is not reasonable, six months from the date of Ms Hunter’s cessation of employment from the Company for any reason, Ms Hunter cannot solicit or entice from the Group any officers, employees or contractors or any significant customers of the Company.

For a period of up to six months from the date of Ms Hunter’s cessation of employment from the Company, Ms Hunter must not engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.  If Ms Hunter resigns, and the Company does not permit Ms Hunter to engage in restricted activities during the six month restriction period, the Company will provide consideration to her of 13 weeks TEC, in addition to any payment in lieu of the notice period.

Employment agreement – Mr Peter A McKinnon (as Executive General Manager, People & Culture)

In December 2003, the Company entered into an employment agreement with Mr McKinnon (employment agreement) to confirm his position as Executive General Manager, People & Culture, for a period of three years from December 1, 2003 (the employment period).  The employment period could be extended for one year by mutual agreement.  During the first year of the employment period, Mr McKinnon was to work on a full-time basis with a review of his employment status during the second and third years with the intention of changing it to a part-time basis.  The agreement has been terminated (refer to the summary of the ‘deeds of settlement and release’ on page 272).  A summary of the terms of the agreement, prior to its termination, is set out below.

Under the employment agreement, Mr McKinnon received annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration remained as it was immediately prior to signing the employment agreement.  Under this arrangement, annual fixed remuneration was a total remuneration package (TRP) of $600,570, plus an annual superannuation contribution of up to 9.7% of 90% of his annual TRP.  Together, the TRP and the superannuation contribution made up Mr McKinnon’s total employment compensation (TEC) of $653,000 per annum, which was reviewed in January 2004 and thereafter on an annual basis.  A portion of Mr McKinnon’s TRP may be taken in the form of packaged benefits.  TEC was inclusive of fringe benefits tax and superannuation contributions.

Mr McKinnon was entitled to participate in the Company’s incentive program, the National Australia Bank Staff Share Allocation Plan and the National Australia Bank Staff Share Ownership Plan on their respective terms, and in any offers made under the National Australia Bank Executive Share Option Plan No. 2.

Mr McKinnon was eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He was also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricted the disclosure of confidential information by Mr McKinnon.

The Company was entitled to terminate the employment agreement on six weeks notice, or on 12 weeks notice for unsatisfactory performance.  On termination of his employment by the Company by reason of redundancy or changed requirements, Mr McKinnon was entitled to a termination payment equal to 72 weeks TRP (or, in the case of redundancy, the greater of 72 weeks TRP plus any payment in lieu of the notice period, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement)).  This termination payment was not payable if the Company summarily dismissed Mr McKinnon for matters such as misconduct or if Mr McKinnon was terminated for unsatisfactory performance.  Mr McKinnon was entitled to terminate the employment agreement by giving four weeks notice of resignation or six weeks notice because of certain material change of circumstances.  Mr McKinnon was entitled, in addition to any payment in lieu of notice, to a termination payment of 72 weeks TRP if he resigned as a result of certain material change of circumstances.

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

For a period of up to 12 months from the date of Mr McKinnon’s cessation of employment from the Company for any reason, Mr McKinnon could not solicit or entice from the Group any officers, employees, contractors or customers of the Group.

Expatriate assignment agreement – Ms Lynne M Peacock

In June 2004, the Company entered into an expatriate assignment agreement with Ms Peacock to appoint her as Executive General Manager, People & Culture with effect from May 10, 2004.  The term of the agreement was for an initial period to be determined by the Company.  For the term of the assignment, Ms Peacock would remain an employee of the National Australia Group Europe Limited (NAGE) and would be seconded to the Company in Australia.  The terms of the assignment were in accordance with the Company’s international assignments policy.

The Company subsequently announced that Ms Peacock had been appointed to the position of Chief Executive Officer, Europe with effect from October 2004.  A summary of the terms of the expatriate assignment in Australia is set out below.

Ms Peacock’s fixed remuneration was tax equalised and was calculated using her home country base salary of GBP320,000 per annum.  Ms Peacock’s existing UK pension and existing leave arrangements would continue to apply during the assignment. Ms Peacock’s performance incentive would be determined on the achievement against objectives agreed with the Managing Director and Chief Executive Officer.  Any bonuses would be paid or provided for in the UK and tax equalised.  Ms Peacock would remain eligible to participate in the Company’s option and share plans.

Ms Peacock was entitled to various benefits in line with the Company’s expatriate policy, including home leave benefits, rent-free housing and furnishings, motor vehicle allowance and relocation expenses.

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

Ms Peacock’s position as Chief Executive Officer, Europe, is based in NAGE’s London office.  Ms Peacock was repatriated to the UK in accordance with the Company’s expatriate policy.  Pursuant to the variation to her employment agreement, NAGE is required to give 12 months notice if it wishes to terminate Ms Peacock’s employment.  Ms Peacock’s base salary was also increased.

All other terms and conditions of her employment with NAGE are as provided in her employment agreement executed by the parties in May 2003.

Expatriate assignment agreement – Mr Ross E Pinney

In July 2004, the Company entered into an expatriate assignment agreement with Mr Pinney to appoint him as Executive General Manager, Financial Services Europe, with effect from February 1, 2004.  The term of the agreement was for an initial period of three years.  For the term of the assignment, Mr Pinney would remain an employee of the Company and would be seconded to the National Australia Group Europe Limited in the UK.  The terms of the assignment were in accordance with the Company’s international assignments policy.

Subsequently, Mr Pinney has been appointed to the position of Executive General Manager, Office of the Chief Executive with effect from October 28, 2004 and has returned to Australia.  A summary of terms of the expatriate assignment in Europe is set out below.

Mr Pinney’s fixed remuneration was tax equalised and was calculated using his home country total remuneration of $740,000 per annum.  Mr Pinney’s existing Australian superannuation and existing leave arrangements would continue to apply during the assignment.  Mr Pinney’s performance incentive would be determined on the achievement against objectives agreed with the Managing Director and Chief Executive Officer.  Any bonuses would be paid or provided for in Australia and tax equalised.  Mr Pinney would remain eligible to participate in the Company’s share and option plans and any awards made under those plans was to be tax equalised.

Mr Pinney was to be entitled to various benefits in line with the Company’s expatriate policy, including home leave benefits, housing and furnishings, motor vehicle allowance and relocation expenses.

Employment agreement – Mr Ross E Pinney (as Executive General Manager, Office of the Chief Executive)

In January 2005, the Company entered into an employment agreement with Mr Pinney (employment agreement) to appoint him as Executive General Manager, Office of the Chief Executive, with effect from October 2004.

Under the employment agreement, Mr Pinney receives annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $674,567, plus an annual superannuation contribution of up to 9.7% of his annual TRP.  Together, the TRP and the superannuation contribution make up Mr Pinney’s total employment compensation (TEC) on commencement of $740,000 per annum.  Mr Pinney was entitled to an increased TEC of $748,000 per annum from the first full pay period after January 1, 2005.  Mr Pinney’s TEC per annum will be reviewed in January 2006, and thereafter on an annual basis.  A portion of Mr Pinney’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Pinney’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Pinney’s individual performance target.  Short-term incentive rewards may, at the discretion of the Company, be provided in cash or in shares in the Company with restrictions on trading or a combination of both.  The long-term incentive component of Mr Pinney’s remuneration comprises his eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Pinney’s employment with the Company, the retention of any performance options and performance rights granted to Mr Pinney during his employment with the Company will be determined in accordance with the terms of grant under the relevant plan.

The Company met reasonable expenses associated with the relocation of Mr Pinney’s family from London to Melbourne in accordance with the terms of the Company’s expatriate policy.

Mr Pinney is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Pinney.

The Company may terminate the employment agreement on 78 weeks written notice (or, in the case of redundancy or unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination), Mr Pinney may, in the Company’s discretion, be paid in lieu of all or part of the notice period based on his TEC.  If Mr Pinney’s employment is terminated by reason of redundancy then, in addition to any payment in lieu of notice, he is entitled to a termination payment equal to the greater of 72 weeks TEC, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment is not payable if the Company summarily dismisses Mr Pinney for matters such as misconduct.  Mr Pinney may terminate the employment agreement by giving 13 weeks written notice of resignation or six weeks notice because of certain material change of circumstances.  Mr Pinney is entitled, in addition to any payment in lieu of notice, to a termination payment of 72 weeks TEC if he resigns as a result of certain material change of circumstances.

Irrespective of whether or not Mr Pinney receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months, or if that is unreasonable, six months, from the date of Mr Pinney’s cessation of employment from the Company for any reason, Mr Pinney cannot solicit or entice from the Group any officers, employees or contractors or any significant customers of the Company.

For a period of up to six months from the date of Mr Pinney’s cessation of employment from the Company, Mr Pinney must not engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.  If Mr Pinney resigns, and the Company does not permit Mr Pinney to engage in restricted activities during the six month restriction period, the Company will provide consideration to him of 13 weeks TEC, in addition to any payment in lieu of the notice period.

Expatriate assignment agreement – Mr Gavin R Slater (as Executive Director, National Australia Group Europe Limited)

In December 2004, the Company entered into an expatriate assignment agreement with Mr Slater to appoint him as Executive Director, National Australia Group Europe Limited (NAGE).  The assignment commenced in January 2005 for an initial period of two years, with the potential to extend to four years. Mr Slater’s remuneration and other assignment conditions are determined in accordance with the Group’s expatriate policy.

A separate pay structure operates for expatriates and Mr Slater’s fixed remuneration is based on his home country TEC of $450,000 per annum.  Mr Slater’s existing Australian superannuation arrangements and existing leave arrangements will continue to apply during the assignment.  Mr Slater was entitled to the final tranche of retention shares upon the satisfactory re-opening of the Company’s foreign exchange desk as determined by the Chief Executive Officer.

Mr Slater’s performance incentive will be determined on the achievement against objectives agreed with the Chief Executive Officer, Europe.  Any bonuses will be paid or provided for in Australia and tax equalised.  Mr Slater’s short-term incentive opportunity will be 55% of his home country TEC (initially $247,500) and he will remain eligible to participate in the Group’s share and option plans in accordance with the eligibility criteria.

Mr Slater was entitled to various benefits in line with the Company’s expatriate policy, including home leave benefits, housing and furnishings, education allowance, provision of a motor vehicle and relocation expenses.

Employment agreement and retention award – Mr Gavin R Slater (as Group General Manager, Office of the CEO)

In June 2004, the Company entered into a new employment agreement with Mr Slater (employment agreement) to appoint him as Group General Manager, Office of the CEO, with effect from April 5, 2004.

Under the employment agreement, Mr Slater receives annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration is a total remuneration package (TRP) of $317,300, plus an annual superannuation contribution of up to 9.7% of 90% of his annual TRP.  Together, the TRP and the superannuation contribution make up Mr Slater’s total employment compensation (TEC) of $345,000 per annum, which was reviewed in January 2005 and thereafter will be reviewed on an annual basis.  A portion of Mr Slater’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Slater is entitled to participate in the Company’s incentive program, the National Australia Bank Staff Share Allocation Plan and the National Australia Bank Staff Share Ownership Plan, on their respective terms, and in any offers made under the National Australia Bank Share Option Plan No. 2.

Mr Slater is also eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Slater.

The Company may terminate the employment agreement on six weeks notice, or on 12 weeks notice for unsatisfactory performance.  On termination of his employment by the Company by reason of redundancy or changed requirements, Mr Slater will be entitled to a termination payment equal to 59 weeks TRP (or, in the case of redundancy, the greater of 59 weeks TRP plus any payment in lieu of the notice period, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement)).  This termination payment is not payable if the Company summarily dismisses Mr Slater for matters such as misconduct or if Mr Slater is terminated for unsatisfactory performance.  Mr Slater may terminate the employment agreement by giving four weeks notice of resignation or six weeks’ notice because of certain material change of circumstances.  Mr Slater is entitled, in addition to any payment in lieu of notice, to a termination payment of 59 weeks TRP if he resigns as a result of certain material change of circumstances.

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

In May 2004, in connection with additional responsibilities assumed by Mr Slater, he was offered a retention award of restricted shares in the Company to a value of $175,000 (being 60% of his TEC).  Twenty per cent of the award was to be used to purchase shares with immediate effect; 30% was to be used to purchase shares six months from the date of the retention letter; and 50% is to be used to purchase shares on completion of the APRA remedial action project.

The shares are to be purchased on a pre-tax basis and Mr Slater will be entitled to receive any dividends that are paid by the Company while the shares remain in trust.  The earliest Mr Slater can apply to have the shares released is on the completion of the APRA project.  The shares will remain in trust for up to 10 years from the date of issue.  During this period, they will be subject to forfeiture on the grounds of serious misconduct only.

Employment agreement – Mr Michael J Ullmer (as Chief Financial Officer)

In August 2004, the Company entered into an employment agreement with Mr Ullmer (employment agreement) to appoint him as Chief Financial Officer for a period of four years from September 1, 2004.  The employment agreement expires on August 31, 2008 and may be extended for one year by mutual agreement.

Under the employment agreement, Mr Ullmer receives annual fixed remuneration, short-term incentive remuneration, long-term incentive remuneration and certain commencement benefits.

Annual fixed remuneration is a total remuneration package (TRP) of $919,709, plus an annual superannuation contribution of up to 9.7% of 90% (from January 1, 2005, 100%) of his annual TRP.  Together, the TRP and the superannuation contribution make up Mr Ullmer’s total employment compensation (TEC) of $1,000,000 per annum, which was reviewed on October 1, 2005 and thereafter on an annual basis.  A portion of Mr Ullmer’s TRP may be taken in the form of packaged benefits.  TEC is inclusive of fringe benefits tax and superannuation contributions.

Mr Ullmer’s short-term incentive remuneration is determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration is not guaranteed as it is subject to the achievement of a combination of the Group’s performance target and Mr Ullmer’s individual performance target.

The long-term incentive component of Mr Ullmer’s remuneration comprises his eligibility to participate in an offer of executive performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan respectively, as amended from time to time.  Long-term incentive rewards are not guaranteed, as they are subject to annual talent and potential assessments.  On the termination of Mr Ullmer’s employment with the Company, the retention of any performance options and performance rights granted to Mr Ullmer during his employment with the Company will be determined in accordance with the terms of grant under the respective plans.

Within 60 days of his commencement with the Company, Mr Ullmer was entitled to be granted a long-term incentive reward of 100,000 performance options and 25,000 performance rights with the approval of the Board.  Mr Ullmer will be eligible to exercise the options and performance rights after three years from the grant date, subject to the achievement of certain performance hurdles during the two year exercise period.  Mr Ullmer will retain these options and performance rights on the termination of his employment from the Company due to redundancy, death and total and permanent disablement or on the expiration of the employment agreement on August 31, 2008, subject to the achievement of specific performance hurdles.  Mr Ullmer will forfeit the options and rights on resigning from the Company or on summary termination by the Company.

The Company met reasonable expenses associated with the relocation of Mr Ullmer and his family from Sydney to Melbourne in accordance with the Company’s domestic relocation policy.

Mr Ullmer is eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He is also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricts the disclosure of confidential information by Mr Ullmer.

The Company may terminate the employment agreement on 52 weeks notice (or, in the case of redundancy or for unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination, unsatisfactory performance or redundancy), Mr Ullmer may, in the Company’s discretion, be paid a termination payment in lieu of all or part of the notice period.  If Mr Ullmer is terminated by reason of redundancy, he is entitled to a termination payment equal to the greater of 46 weeks TEC plus any payment in lieu of the notice period, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002 (less any payment in lieu of notice required to be made under that agreement).  A termination payment is not payable if the Company summarily dismisses Mr Ullmer for matters such as misconduct or if Mr Ullmer resigns.  Mr Ullmer may terminate the employment agreement by giving 13 weeks notice.

Irrespective of whether or not Mr Ullmer receives a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months or, if that is not reasonable, six months from the date of Mr Ullmer’s cessation of employment with the Company for any reason, Mr Ullmer cannot solicit or entice from the Group any officers, employees, contractors or significant customers of the Group or engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.

Retention award – Mr Graeme D Willis

In May 2004, in connection with Mr Willis’ appointment as Acting Executive General Manager, Risk Management, he was offered a retention award.  Mr Willis’ appointment has been terminated (refer to the summary of the ‘deeds of settlement and release’ on page 274).  A summary of the terms of the retention award, prior to termination of his appointment, is set out below.

Mr Willis was offered a retention award of restricted shares in the Company to a value of $270,000 (being 60% of his TEC).  Twenty per cent of the award was to be used to purchase shares with immediate effect; 30% was to be used to purchase shares upon the appointment of an incumbent to Mr Willis’ acting position or the appointment of Mr Willis if he was the successful candidate and 50% was to be used to purchase shares six months after either a permanent appointment had been made (and subject to Mr Willis’ co-operation in the handover process) or if Mr Willis was appointed to the role.

The shares were to be purchased on a pre-tax basis at a price equal to the average of the closing prices for the five days immediately following the date of the letter.  Mr Willis would be entitled to receive any dividends that were paid by the Company while the shares remained in trust.  The earliest Mr Willis could apply to have the shares released was six months after a permanent appointment had been made to the position and the shares would remain in trust for up to 10 years from the date of issue.  During this period, they would be subject to forfeiture on the grounds of serious misconduct only.

Employment agreements – Mr Graeme D Willis (as Group General Manager, Regulatory Affairs)

In January 2005, the Company entered into an employment agreement with Mr Willis (employment agreement) to appoint him as Group General Manager, Regulatory Affairs, with effect from December 1, 2004.  The agreement has been terminated (refer to the summary of the ‘deeds of settlement and release’ on page 274).  A summary of the terms of the agreement, prior to its termination, is set out below.

Under the employment agreement, Mr Willis received annual fixed remuneration, short-term incentive remuneration and long-term incentive remuneration.

Annual fixed remuneration was a total remuneration package (TRP) of $455,789 per annum, plus an annual superannuation contribution of up to 9.7% of TRP.  Together, the TRP and the superannuation contribution made up Mr Willis’ total employment compensation (TEC) of $500,000 per annum.  Mr Willis’ TEC would be reviewed in January 2006, and thereafter on an annual basis.  A portion of Mr Willis’ TRP could be taken in the form of packaged benefits.  TEC was inclusive of fringe benefits tax and superannuation contributions.

Mr Willis’ short-term incentive remuneration was determined annually in accordance with the Company’s short-term incentive plan, as amended from time to time.  Short-term incentive remuneration was not guaranteed as it was subject to the achievement of a combination of the Group’s performance target and Mr Willis’s individual performance target.  Short-term incentive rewards could, at the discretion of the Company, be provided in cash or in shares in the Company with restrictions on trading or a combination of both.

The long-term incentive component of Mr Willis’ remuneration comprised his eligibility to participate in an offer of performance options and performance rights under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan, respectively, as amended from time to time.  Long-term incentive rewards were not guaranteed, as they were subject to annual talent and potential assessments.  On the termination of Mr Willis’ employment with the Company, the retention of any options and performance rights granted to Mr Willis during his employment with the Company would be determined in accordance with the terms of grant under the relevant plan.

Mr Willis was eligible to participate in other benefits that are normally provided to executives who are employed by the Company.  He was also entitled to paid annual leave, long service leave and sick leave in accordance with the Company’s policies.

The employment agreement restricted the disclosure of confidential information by Mr Willis.

The Company could terminate the employment agreement on 65 weeks written notice (or, in the case of redundancy or unsatisfactory performance, six weeks notice).  On termination of his employment by the Company (other than for summary termination), Mr Willis could, at the Company’s discretion, be paid in lieu of all or part of the notice period based on his TEC.  If Mr Willis’ employment was terminated by reason of redundancy, then, in addition to any payment in lieu of notice, he was entitled to a termination payment equal to the greater of 59 weeks’ TEC, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002.  A termination payment was not payable if the Company summarily dismissed Mr Willis for matters such as misconduct.  Mr Willis could terminate the employment agreement by giving 13 weeks written notice of resignation or six weeks notice because of certain material change of circumstances.  Mr Willis was entitled, in addition to any payment in lieu of notice, to a termination payment of 59 weeks TEC if he resigned as a result of certain material change of circumstances.

Irrespective of whether or not Mr Willis received a termination payment, he would be paid for any accrued but untaken annual leave or long service leave on termination.

For a period of up to 12 months or, if that is not reasonable, six months from the date of Mr Willis’ cessation of employment from the Company for any reason, Mr Willis cannot solicit or entice from the Group any officers, employees or contractors or any significant customers of the Company.

For a period of up to six months from the date of Mr Willis’ cessation of employment from the Company, Mr Willis must not engage in certain restricted activities such as participating in a financial services business that is in competition with the Group.  If Mr Willis resigned, and the Company did not permit Mr Willis to engage in restricted activities during the six-month restriction period, the Company would provide consideration to him of 13 weeks TEC, in addition to any payment in lieu of the notice period.

The employment agreement entered into by the Company and Mr Willis in January 2005 was superseded on August 4, 2005 when the Company and Mr Willis entered into a new employment agreement (new employment agreement).  The agreement has been terminated (refer to the summary of the ‘deeds of settlement and release’ on page 274).  A summary of the terms of the new employment agreement, prior to its termination, is set out below.

The new employment agreement was substantially on the same terms as the January 2005 employment agreement, the material amendments being as follows:

•                  with respect to termination for unsatisfactory performance, the inclusion of a requirement that the Company’s notification and assessment of Mr Willis’ performance to determine whether his performance is unsatisfactory take place over a minimum period of 26 weeks;

•                  removal of Mr Willis’s right to terminate the employment agreement and receive a termination payment of 59 weeks TEC by giving six weeks notice due to certain material change of circumstances;

•                  reduction of the period that Mr Willis must not engage in certain restricted activities from six months to 17 weeks;

•                  reduction of the consideration payable to Mr Willis, from 13 weeks TEC to four weeks TEC, if Mr Willis resigns and the Company does not permit him to engage in restricted activities during the 17-week restriction period; and

•                  upon termination by redundancy, Mr Willis was entitled to a termination payment equal to the greater of 59 weeks TEC, or the retrenchment payment calculated in accordance with the Company’s redundancy, redeployment and retrenchment agreement 2002, which shall be not less than 73.08 weeks TRP.

Deeds of settlement and release

Mr Frank J Cicutto

Mr Cicutto resigned as Managing Director and Chief Executive Officer of the Company on February 1, 2004 and entered into a deed of settlement and release (deed) with the Company on that date.  The deed sets out the agreed settlement of the terms of Mr Cicutto’s resignation.

The deed provides for the Company to pay Mr Cicutto, on or before February 16, 2004, the sum of $6,263,000, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Cicutto’s employment and directorships with the Company.  This amount comprises a resignation payment of $3,270,000 and statutory and award entitlements of $2,993,000.  The statutory and award entitlements were estimates calculated as at January 20, 2004, and were subject to adjustment to reflect the accrual to February 1, 2004.  The actual amount paid to Mr Cicutto in respect of these statutory and award entitlements was $3,273,595.  In addition, the Company paid Mr Cicutto an amount of $1,293,000 in respect of the deferred performance-based remuneration incentive earned in 2003, which Mr Cicutto had previously elected to take in the form of ordinary shares of the Company.  Approval for these ‘deferred shares’ was provided by shareholders at the Company’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto received this incentive in cash.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Cicutto’s employment by the Company.  The Company indemnifies Mr Cicutto in respect of reasonable costs and expenses arising from defending certain claims and proceedings that may arise with respect to Mr Cicutto’s employment by the Company.

Mr Cicutto retained 400,000 performance options over shares in the Company issued on March 19, 1999 with an expiry date of March 18, 2004.  These options did not vest, as the performance hurdle was not met.  Mr Cicutto also holds 500,000 vested options over shares in the Company, which have an exercise price of $21.29 each.  These options were due to expire on March 22, 2008, but must now be exercised by Mr Cicutto by no later than March 22, 2006.

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

The Company agreed with Mr Cicutto that it will not seek compliance with certain non-solicitation and non-competition provisions within his executive employment contract and accordingly no payment was made by the Company with respect to those provisions.

Mr Michael T Laing

On September 30, 2004, Mr Laing’s position was made redundant and his employment agreement with the Company ceased on that date.  Mr Laing entered into a deed of settlement and release and deed of indemnity (deed) with the Company on October 11, 2004.  The deed sets out the agreed settlement of the terms of Mr Laing’s cessation of employment with the Company.

The deed provides for the Company to pay Mr Laing, on or before October 21, 2004, the sum of $1,234,790, less appropriate taxation deductions as required by law.  This amount comprises a retrenchment payment of $918,259, statutory and award entitlements of $199,032 and an amount of $117,499 in respect of the deferred performance-based remuneration incentive earned in the 2003-year.  If the Company made payments under the Group EVA® performance incentive plan for 2004, Mr Laing would be considered for such a payment in accordance with the plan’s guidelines for retrenched employees.

Mr Laing was entitled to continue any existing concessional lending that he had with the Company for a period of nine months following the termination date.

Mr Laing is entitled to retain all performance options and performance rights over shares in the Company granted to him under the Company’s executive option program.  The options and performance rights remain subject to the satisfaction of specified performance hurdles.

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

The deed provides for the Company to pay Mr Lewis, on or before April 22, 2004, the sum of approximately $900,237, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Lewis’ employment with the Company.  This amount comprises a termination payment of approximately $710,635, payment of in lieu of six weeks notice of approximately $72,268, a deferred At-Risk incentive payment of $117,000 and approximately $334 resulting from an adjustment due to an increase of Mr Lewis’ total employment compensation including accrued annual leave and annual leave loading.

An amount of $101,157 was paid to Mr Lewis on March 15, 2004 in satisfaction of his total remuneration package and his accrued annual leave and annual leave loading entitlements calculated to the termination date.

Mr Lewis is entitled to retain 200,000 performance options granted to him on September 13, 2001 on the same terms and conditions as those options were issued.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Lewis’ employment by the Company.

Mr Peter A McKinnon

On March 26, 2004, Mr McKinnon entered into a deed of settlement and release (deed) with the Company.  On September 30, 2004, Mr McKinnon’s employment ceased with the Company.  The original termination date was December 31, 2004 but was varied to September 30, 2004 by mutual agreement, as provided for in the deed.  The deed sets out the agreed settlement of the terms of Mr McKinnon’s cessation of employment with the Company.

The deed provides for the Company to pay Mr McKinnon, on or before October 14, 2004, a retrenchment payment of $902,235, less appropriate taxation deductions as required by law.  In addition, the Company is to pay Mr McKinnon his deferred At-Risk incentive of $112,000 and his accrued statutory entitlements calculated to the termination date.

If the Company made any payments under the Group EVA® performance incentive plan for 2004, the Company would make a payment to Mr McKinnon on the same basis as all other executive general managers.

Mr McKinnon is entitled to retain 650,000 performance options and 50,000 performance rights granted to him under the Company’s executive options programs.  The options and performance rights remain subject to the satisfaction of specified performance hurdles.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr McKinnon’s employment by the Company.

The deed restricts the disclosure of confidential information by Mr McKinnon.

Mr Richard E McKinnon

On April 2, 2004, Mr McKinnon entered into a deed of settlement and release and deed of indemnity (deed) with the Company.  The deed sets out the agreed settlement of the terms of Mr McKinnon’s cessation of employment with the Company.

The deed provided for Mr McKinnon to receive several payments in connection with his termination, the retention of certain performance options and performance rights, and provided for mutual releases and indemnities.

The deed was superseded on November 11, 2004, when the parties entered into a new deed of settlement and release (new deed).  The new deed provides that Mr McKinnon would continue to be an employee of the Company until September 30, 2005 or earlier if Mr McKinnon provided three months written notice of the date on which his employment with the Company will cease (new termination date).  From January 1, 2005 until the new termination date, Mr McKinnon would provide assistance, in an advisory capacity, and otherwise advise the Chief Executive and the Chief Financial Officer, and was entitled to be paid a compensation package of $750,000.  Mr McKinnon was entitled to be paid a gross lump-sum severance payment of $2,311,608 and an amount in lieu of accrued and untaken annual leave and long service leave.  Mr McKinnon was also to be paid a deferred incentive amount of $146,000 and an incentive payment of $374,000 under the Company’s EVA® incentive scheme for 2004.

Mr McKinnon was entitled to retain all shares, performance options and performance rights granted to him under the Company’s performance options and performance rights plans.

The new deed restricted Mr McKinnon from accepting employment or a non-executive directorship or undertaking consulting activities with the Company’s major competitors prior to August 31, 2005.

The new deed contains mutual releases in respect of certain claims that may arise in respect of Mr McKinnon’s employment with the Company.  The Company and Mr McKinnon have also entered into a deed of access, indemnity and insurance (deed of indemnity) under which the Company indemnifies Mr McKinnon against certain liabilities that may have been incurred in his capacity as an officer of the Company.  Under the deed of indemnity, the Company also undertakes to allow Mr McKinnon access to documents necessary to enable him to defend himself against certain claims and the Company undertakes to maintain certain insurance coverage.

Mr Ian F Scholes

On March 12, 2004, Mr Scholes’ employment with the Company was terminated.  Mr Scholes entered into a deed of settlement and release (the deed) with the Company on August 2, 2004.  The deed sets out the agreed settlement of the terms of Mr Scholes’ cessation of employment with the Company.

The deed provides for the Company to pay Mr Scholes, on or before August 16, 2004, the sum of $2,242,700, less appropriate taxation deductions as required by law, for payment of all contractual and statutory amounts in respect of the termination of Mr Scholes’ employment with the Company.  This amount comprises a termination payment of $1,979,700 (made up of 150% of TRP from March 13, 2004 to March 25, 2005 equal to $948,450, plus a target incentive payment from March 13, 2004 to March 25, 2005 of 150% of TEC equal to $1,031,250), and a deferred At-Risk payment of $263,000.

Mr Scholes is entitled to retain 71 EVA® shares in the Company, and also 375,000 performance options and 31,250 performance rights granted over the period 2002 to 2003.

There are mutual releases in the deed in respect of certain claims that may arise in respect of Mr Scholes’ employment by the Company.

Mr Peter B Scott

In January 2005, Mr Scott entered into deed of settlement and release (deed) with the Company and National Wealth Management Services Limited (NWMSL), a subsidiary of the Company.  The deed sets out the agreed settlement of the terms of Mr Scott’s cessation of employment with NWMSL.  On July 31, 2005, Mr Scott’s employment with NWMSL ceased.

The deed provides for Mr Scott to receive several payments in connection with his termination and the retention of certain performance options and performance rights.

The deed provides for Mr Scott to relinquish his role as Executive General Manager, Wealth Management, on January 31, 2005.  The deed further provides that from February 1, 2005 until July 31, 2005, the termination date, Mr Scott would provide assistance to the Group in an advisory capacity and would advise the Group in a timely manner of any issues, concerns or matters of which he was aware relating to the management or operations of the Group’s Wealth Management business, and would be paid a compensation package of $115,000, less appropriate taxation deductions as required by law.

Mr Scott was entitled to be paid a gross lump-sum severance payment of $656,000 and an amount in lieu of accrued and untaken annual leave and long service leave, less appropriate taxation deductions as required by law, within 14 days after the termination date.  If NWMSL made any payments under the Group’s Executive Incentive Program for 2005, Mr Scott was entitled to be considered for a pro-rated payment in respect of the period of his service with NWMSL from October 1, 2004 to January 31, 2005 inclusive.

Mr Scott is entitled to retain all shares, performance options and performance rights granted to him under the Group’s share, performance options and performance rights plans in accordance with the terms and conditions of the original offer of the shares and performance options and performance rights.

The deed restricted Mr Scott from accepting employment or a non-executive directorship or undertaking consulting activities with the Company’s major competitors prior to July 31, 2005.

The deed contains mutual releases in respect of certain claims that may arise in respect of Mr Scott’s employment by NWMSL.  The deed also restricts the disclosure of confidential information by Mr Scott.

Mr Graeme D Willis

In November 2005, Mr Willis entered into a deed of settlement and release (deed) with the Company.  The deed sets out the agreed settlement of the terms of Mr Willis’ cessation of employment with the Company on February 15, 2006.

The deed provides for Mr Willis to receive several payments in connection with his termination and the retention of certain performance options and performance rights.

Mr Willis is entitled to be paid a gross lump-sum retrenchment payment of $701,540 and an amount in lieu of accrued and untaken annual leave and long service leave, less appropriate taxation deductions as required by law, within 14 days after the termination date.  The Company will pay to Mr Willis an amount to which he becomes eligible under the Group’s Executive Incentive Plan for 2005.

Mr Willis is entitled to retain all shares, performance options and performance rights granted to him under the Group’s share, performance options and performance rights plans in accordance with the terms and conditions of the original offer of the shares and performance options and performance rights.

The deed restricts Mr Willis from accepting employment or a non-executive directorship or undertaking consulting activities with the Company’s three major competitors prior to June 16, 2006.

The deed contains mutual releases and an indemnity in respect of certain claims that may arise in respect of Mr Willis’ employment by the Company.  The deed also restricts the disclosure of confidential information by Mr Willis.

Executive director appointment letters

Mr Ahmed Fahour and Mr Michael J Ullmer

In October 2004, the Company appointed Mr Fahour and Mr Ullmer as executive directors of the Company and National Equities Limited (executive directors).  The appointments were effective from October 7, 2004.

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

The letter of appointment varies the Company’s right to terminate the employment agreements entered into by the executive directors (as summarised above).  The Company may terminate the employment agreements effective immediately if the executive directors’ positions become vacant or are vacated by force of the Corporations Act 2001 (Cth) or certain articles of the Company’s constitution.  The Company may terminate the employment agreements if, in accordance with the Company’s constitution or the Corporations Act 2001 (Cth), they are removed or dismissed from office as an executive director or they cease to hold office as a director.

The executive directors are required to hold at least 2,000 fully paid shares in the Company within two months of their appointment.  As employees of the Company, the executive directors are not entitled to any additional remuneration in their roles as executive directors.  While they are executive directors and employees of the Company, 50% of any short-term incentive reward allocated to them under the Company’s short-term incentive-based plan for executive employees, as referred to in their employment agreements, will be provided in Company shares, generally restricted for a minimum period of 12 months from the date of issue.  Any issue or allocation of shares to the executive directors as employees of the Company, as part of their short-term incentive reward, will be provided under the National Australia Bank Staff Share Ownership Plan, and is subject to the specific terms of issue at the time and subject to approval by shareholders if required by law or the ASX Listing Rules.

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

The executive directors are entitled to the benefit of an indemnity provided by the Company in accordance with, and to the extent allowed under, the Company’s constitution and the Corporations Act 2001 (Cth).

The executive directors are entitled to seek independent professional advice in relation to their duties and powers as directors of the Company and will be reimbursed by the Company for all reasonable expenses incurred in obtaining such advice.

Non-executive director appointment letters

Mr Michael A Chaney

In January 2005, the Company appointed Mr Chaney as a non-executive director of the Company and National Equities Limited.

The appointment of Mr Chaney as a non-executive director became effective from December 6, 2004.  In respect of the Company, Mr Chaney held office until the next annual general meeting of the Company on January 31, 2005, at which time he was re-elected by the shareholders as a director of the Company.

The appointment letter of Mr Chaney sets out the terms and conditions of his appointment.  These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time.

The office of Mr Chaney will become vacant if any of the circumstances prescribed under the Corporations Act 2001 (Cth) or the Company’s constitution occur.

Mr Chaney is required to hold at least 2,000 fully paid shares in the Company within two months after his appointment.  However, Mr Chaney is not entitled to participate in executive remuneration schemes or receive performance options, performance rights, bonuses, other types of performance based remuneration or retirement benefits.  Except in limited circumstances, Mr Chaney is provided with at least 10% and up to 40% of his annual remuneration in the form of Company shares and may also elect to receive part of his remuneration in the form of superannuation contributions.  As a minimum, the Company pays superannuation contributions at the rate of 9% of the fees (and any other amounts which form part of Mr Chaney’s ordinary time earnings for superannuation guarantee purposes) paid to Mr Chaney.

Mr Chaney is entitled to receive the following annual fees for his directorship and membership of Board committees:

Board/Committee	Member
$
Board & Nomination Committee	150,000
Audit Committee	20,000
Risk Committee	20,000
Remuneration Committee	12,500

Mr Chaney is appointed on the basis that he remains independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of his unfettered and independent judgement.  Mr Chaney is required to inform the Board of any change in his, or in his associates’, relationship with the Company, or with the Company’s management team, which could affect his independence.

Mr Chaney is required to comply with the Company’s policies, including the Company’s Code of Conduct and insider trading policy.  Mr Chaney is required to sign a confidentiality deed and is expected to maintain the confidentiality of all materials and information obtained in connection with his position as non-executive director of the Company.

Mr Chaney is entitled to the benefit of an indemnity provided by the Company in accordance with, and to the extent allowed under, the Company’s constitution and the Corporations Act 2001 (Cth).

Mr Chaney is entitled to seek independent professional advice in relation to his duties and powers as director of the Company and will be reimbursed by the Company for all reasonable expenses incurred in obtaining such advice.  Mr Chaney is also entitled to be reimbursed for reasonable travel, accommodation and other expenses incurred when engaged in Company business.

Mrs Patricia A Cross

In December 2005, the Company appointed Mrs Cross as a non-executive director of the Company and National Equities Limited, effective from December 1, 2005.

Mrs Cross holds office until the next annual general meeting of the Company to be held on January 30, 2006, at which time she will be entitled to stand for election by the shareholders as a director of the Company.

The appointment letter of Mrs Cross sets out the terms and conditions of her appointment.  These terms and conditions are generally the same as the terms and conditions of the appointment of Mr Chaney as a non-executive director referred to above.  These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time.

Mrs Cross is entitled to receive the following annual fees for her directorship and membership of Board committees:

Board/Committee	Member
$
Board & Nomination Committee	190,000
Audit Committee	25,000
Risk Committee	25,000
Remuneration Committee	17,500

Mr Robert G Elstone, Mr Daniel T Gilbert, Mr Paul J Rizzo, Ms Jillian S Segal and Mr John G Thorn

In August 2004, the Company announced that Mr Elstone, Mr Gilbert, Mr Rizzo and Ms Segal would be appointed as non-executive directors of the Company and National Equities Limited (non-executive directors).  Also in 2004, the Company wrote to Mr Thorn to confirm the terms of his appointment as a non-executive director, effective from October 16, 2003.  The appointments of Mr Elstone, Mr Gilbert, Mr Rizzo and Ms Segal became effective from September 2004 until the annual general meeting of the Company held on January 31, 2005, at which time they were re-elected by the shareholders as directors of the Company.

The appointment letters for the non-executive directors set out the terms and conditions of their appointment.  These terms and conditions are generally the same as the terms and conditions of the appointment of Mr Chaney as a non-executive director referred to above.  These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time.

The non-executive directors are entitled to receive, where relevant, the following annual fees for their directorship and membership of Board committees:

Board/Committee	Chairman	Member
	$	$
Board Nomination Committee		150,000
Audit Committee	40,000	20,000
Risk Committee	40,000	20,000
Remuneration Committee	25,000	12,500

Mr T Kerry McDonald

In December 2005, the Company appointed Mr McDonald as a non-executive director of the Company and National Equities Limited, effective from December 1, 2005.

Mr McDonald’s appointment is subject to the Australian Prudential Regulation Authority having no objection to his appointment.

Mr McDonald holds office until the annual general meeting of the Company to be held on January 30, 2006, at which time he will be entitled to stand for election by the shareholders as a director of the Company.

The appointment letter of Mr McDonald sets out the terms and conditions of his appointment.  These terms and conditions are generally the same as the terms and conditions of the appointment of Mr Chaney as a non-executive director referred to above.  These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time.

Mr McDonald is entitled to receive the following annual fees for his directorship and membership of Board committees:

Board/ Committee	Member
$
Board & Nomination Committee	190,000
Audit Committee	25,000
Risk Committee	25,000
Remuneration Committee	17,500

Mr G Malcolm Williamson

In May 2004, the Company appointed Mr Williamson as a non-executive director of the Company, National Equities Limited and three of the Company’s main subsidiary companies in Europe: National Australia Group Europe Limited, Clydesdale Bank PLC and Yorkshire Bank PLC (UK companies).

The appointment of Mr Williamson as a non-executive director is effective from May 10, 2004.  In relation to the Company, Mr Williamson held office until the annual general meeting of the Company held on January 31, 2005, at which time he was re-elected to the position of director by resolution of the Company.

The terms and conditions of Mr Williamson’s appointment as a non-executive director of the Company and National Equities Limited are generally the same as the terms and conditions of the appointment of Mr Chaney as a non-executive director referred to above.

In relation to the UK companies, the terms and conditions of Mr Williamson’s appointment as a non-executive director are in conjunction with, and subject to, the memoranda and articles of association of the UK companies.  Mr Williamson’s appointment is for an initial term of three years unless terminated earlier by either party upon the giving of three months notice.  Each of Mr Williamson’s appointments to the UK companies is made on a separate basis and the termination of appointment of one directorship does not of itself lead to termination of any other appointment.

Mr Williamson is entitled to receive the following fees for his services as a non-executive director:

Entity	GBP
Company (and National Equities Limited)	55,000
National Australia Group Europe Limited	55,575
Clydesdale Bank PLC	45,000
Yorkshire Bank PLC	45,000
Chairman, European Board Risk Committee	9,425

Mr Williamson is not entitled to receive any additional fees for membership of any board committees or subsidiary directorships unless approved by the Remuneration Committee of the Principal Board.

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

Deeds of access, indemnity and insurance

The Company has executed deeds of access, indemnity and insurance (deeds of indemnity) in the terms of article 21 of the Company’s constitution in favour of Mr Stewart and Mr Thorn (August 2004), Mr Elstone, Mr Gilbert, Mr Rizzo and Ms Segal (September 2004), Mr Fahour and Mr Ullmer (October 2004), Mr Williamson (November 2004), Mr Chaney (December 2004) and Mrs Cross and Mr McDonald (December 2005).

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

The sale of the shares in NEHIL was completed on February 28, 2005.  The purchase price paid to NEHL for the share capital of NEHIL was approximately $2.5 billion (GBP967 million) in cash.  This amount was adjusted by an immaterial amount at completion to reflect changes in the net asset value of the entity between the last balance date (September 30, 2004) and completion (February 28, 2005).  All debt owed by the businesses being sold, to entities in the Group was either repaid or novated to Danske Bank A/S at face value.  The Company guaranteed the performance by NEHL as vendor under the agreement.

Under the agreement, warranties, primarily in relation to the businesses of Northern Bank Limited and National Irish Bank Limited, were given.  Those warranties are of a kind usual in transactions of this nature and size.  Danske Bank A/S was also given indemnities in respect of certain specified risks associated with the businesses of Northern Bank Limited and National Irish Bank Limited (including in respect of any liabilities arising in connection with the matters the subject of an investigation).  These warranties and indemnities are in some cases subject to various time limitations and liability caps and restrictions.  In addition, undertakings have been given to protect the value of the businesses acquired, effectively preventing the Company and its subsidiaries from engaging in certain competing activities in Northern Ireland or the Republic of Ireland and from soliciting employees of the businesses for two years after completion.

Exchange controls and other limitations affecting security holders

There are no limitations under the Company’s constitution restricting the rights of non-resident or foreign owners of ordinary shares to have an interest in or vote on their securities.

Mergers, acquisitions and divestments of Australian public companies listed on the ASX are regulated by detailed and comprehensive legislation and the rules and regulations of the ASX.

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

The concepts of “relevant interest” and “voting power” are very broadly defined and shareholders should seek their own advice on their scope.  In very general terms:

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

The Corporations Act 2001 (Cth) also imposes certain substantial shareholding disclosure obligations on persons who are or become entitled to 5% or more of the voting shares in a company listed on ASX, such as the Company.

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

Taxation

The taxation discussion set forth below is intended only as a descriptive summary, and does not purport to be a complete technical analysis or listing of all potential Australian, UK, New Zealand or US tax effects to US persons who are American depositary receipt holders, holders of shares, or holders of trust preferred securities (US holders).  Such US holders are advised to satisfy themselves as to the overall tax effects, including state and local tax effects, by consulting their own tax advisers.  This summary is based in part on representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms.  Except as otherwise noted, the statements of Australian, UK, New Zealand or US tax laws set out below are based on the laws in force as at the date of this annual financial report, and are subject to any changes in Australian, UK, New Zealand or US laws and in any double taxation convention between Australian and the UK, New Zealand or the US occurring after that date.

Australian taxation

Under Australian taxation law, non-residents of Australia for tax purposes may be subject to withholding tax in respect of dividends received from shares in Australian companies depending upon the extent to which the dividends are franked.  Under the foreign dividend account system (or foreign income account system in the event that relevant legislative changes are passed and receive Royal Assent prior to the date the relevant dividend is paid), the unfranked portion of a dividend paid to non-residents of Australia may not be subject to Australian withholding tax if the unfranked amount is sourced from certain foreign income earned by the Australian company on which foreign tax has been paid.  In accordance with the provisions of the Australian/US double tax agreement, withholding tax on dividend income derived by a non-resident of Australia, who is a resident of the US, is limited to 15% of the gross amount of the dividend.

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

The Company paid an 80% franked interim dividend out of the profit for the half year ended March 31, 2005 and has declared an 80% franked final dividend out of the profit for the year ended September 30, 2005.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.

For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company’s foreign dividend account (or foreign income account) and therefore will not be subject to Australian withholding tax.

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

Normal rates of income tax will continue to apply to taxable capital gains so calculated.  Capital losses are not subject to indexation; they are available as deductions, but only in the form of an offset against capital gains (whether capital gains net of the frozen indexation or actual capital gains on assets acquired on or after October 1, 1999).  Any excess capital losses can be carried forward for offset against future capital gains.

UK dividend plan (UKDP)

The UKDP enables a shareholder of the Company who elects to participate in the UKDP to receive dividends from a UK controlled entity of the Company, as an alternative to the cash component of dividends paid on ordinary shares in the Company.  Dividends from UK companies continue to carry a tax credit of 10% of the grossed up amount of the dividend, which can be utilised by certain shareholders.

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

US federal income taxation

This section applies only to persons who hold the Company’s shares or trust preferred securities as capital assets for United States federal income tax purposes.

For purposes of this section, a US holder is a beneficial owner of shares or trust preferred securities and:

•                    a citizen or resident of the United States;

•                    a corporation created or organised in or under the laws of the US or any state thereof or the District of Columbia;

•                    an estate whose income is subject to United States federal income tax regardless of its source; or

•                    a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

This section does not apply to any member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the Company’s voting stock, a person that holds shares as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

Company’s shares

A US holder of the Company’s shares must include in gross income, the gross amount of any dividend paid by the Company out of earnings and profits (as determined for US federal income tax purposes), including any Australian income tax withheld from the dividend payment.  Dividends paid to an individual US holder in taxable years beginning before January 1, 2009, that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the US holder holds the shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  Dividends paid by the Company with respect to the shares generally will be qualified dividend income.  The dividend is taxable to a US holder when the US holder receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends paid by US corporations.  Subject to certain limitations, any Australian tax withheld from a dividend will be creditable against a US holder’s US federal income tax liability.  Dividends will be income from sources outside the United States.  Dividends paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, but dividends paid in taxable years beginning after December 31, 2006, generally, will be “passive” or “general” income.

For US federal income tax purposes, US holders will not be entitled to a tax credit for the 10% UK tax credit attached to dividends paid by the UK controlled entity under the UKDP.

The Company’s distributions in excess of its current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares and thereafter as capital gain.

A US holder who sells or otherwise disposes of shares will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in the shares.  A capital gain of a non-corporate US holder that is recognised before January 1, 2009 is generally taxed at a maximum 15% tax rate where the holder has a holding period greater than one year.

Trust preferred securities

As National Capital Trust I and National Capital Trust II are classified as a grantor trust for US federal income tax purposes, a US holder of trust preferred securities, as defined above, is required to include in its gross income its share of the taxable income realised by the trust.

The debentures, the subordinated notes and the convertible debentures indirectly held by National Capital Trust I and National Capital Trust II, respectively, should be treated as equity of the Company for US federal income tax purposes.  The holders of the trust preferred securities by acceptance of a beneficial interest in a trust preferred security have agreed to treat the debentures, the subordinated notes and convertible debentures as equity of the Company for US federal income tax purposes.

Interest paid on the debentures, the subordinated notes and the convertible debentures and additional amounts paid with respect to withholding taxes, if any, will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company (as determined for US federal income tax purposes).  Generally, the US federal income tax treatment of the dividends, distributions in excess of current and accumulated earnings and profits (as determined for US federal income tax purposes), and the capital gains or losses on disposal of the Company’s shares described in the preceding section applies to the dividends, distributions in excess of current and accumulated earnings and profits (as determined for US federal income tax purposes), and the capital gains or losses on disposal of the trust preferred securities and the Company’s preference shares for which such securities may be redeemed.

If upon the occurrence of certain events, the trust preferred securities are redeemed for the Company’s preference shares, such redemption will not be a taxable event to a US holder of trust preferred securities for US federal income tax purposes.  A US holder’s tax basis in the Company’s preference shares so received will generally be the same as such holder’s tax basis in the trust preferred securities redeemed, and a US holder’s holding period in the Company’s preference shares will generally include such holder’s holding period in the trust preferred securities redeemed.

Under certain circumstances, the trust preferred securities may be redeemed for cash.  If the redemption is made in connection with the redemption of the debentures or the convertible debentures indirectly held by National Capital Trust I and National Capital Trust II, respectively, each US holder of the trust preferred securities must include in income its share of any income, gain or loss recognised by the trust on the redemption.  Payments received by a US holder upon a redemption, in whole or in part, of the trust preferred securities will first be treated as reducing such holder’s adjusted tax basis in its trust preferred securities, and any excess generally will be treated as capital gain.

New Zealand taxation

The Company is now able to attach available New Zealand imputation credits to dividends paid.  As a result, New Zealand imputation credits of NZ$0.07 per share will be attached to the final 2005 ordinary dividend payable by the Company.  New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns.  A separate shareholder dividend statement will be provided to shareholders setting out details of the New Zealand imputation credits attached to the final 2005 ordinary dividend.  The extent to which future dividends will carry New Zealand imputation credits will depend on a number of factors, including the level of the Group’s profits that are subject to New Zealand tax.

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

Such fluctuations will also affect the US dollar conversion by the depositary of cash dividends paid in Australian dollars on the fully paid ordinary shares represented by the ADSs.  Refer to selected financial data on page 9 for the high, low, average and year-end noon buying exchange rates for the Company’s last five years.

Documents

Documents concerning the Company that are referred to in this annual financial report may be inspected at the registered office.

In addition, the Company files reports and other information with the US SEC.  You can read and copy these reports and other information at the SEC Public Reference Room at 450 Fifth Street, North West, Washington DC 20549.

You can telephone the SEC at 1-800-SEC-330 for further information on the Public Reference Room.  Once reports are lodged with the SEC, you can view them electronically at the SEC website at www.sec.gov through EDGAR.  You can also read and copy these reports and other information at New York Stock Exchange, Inc., 20 Broad Street, New York NY 10005.

Twenty largest registered fully paid ordinary shareholders of the Company as at November 11, 2005

	Number of shares	%
National Nominees Limited	193,553,357	12.28
JP Morgan Nominees Australia Limited	172,401,073	10.93
Westpac Custodian Nominees Limited	134,891,613	8.56
ANZ Nominees Limited	58,004,434	3.68
Citicorp Nominees Pty Limited	48,740,926	3.09
Cogent Nominees Pty Limited	25,249,114	1.60
RBC Global Nominees Pty Limited, PIPOOLED A/C	23,656,390	1.50
AMP Life Limited	17,887,557	1.13
Queensland Investment Corporation	17,070,814	1.08
National Australia Trustees Limited	10,961,048	0.70
HSBC Custody Nominees (Australia) Limited	10,519,621	0.67
RBC Global Services Australia Nominees Pty Limited	9,147,441	0.58
Citicorp Nominees Pty Limited, CFS WSLE IMPUTATION FND A/C	7,622,211	0.48
RBC Global Nominees Pty Limited, BKCUST A/C	7,562,176	0.48
Westpac Financial Services Limited	7,045,279	0.45
Australian Foundation Investment Company Limited	6,839,612	0.43
Government Superannuation Office, A/C STATE SUPER FUND	6,542,792	0.42
Cogent Nominees Pty Limited, SMP ACCOUNTS	5,909,047	0.37
IAG Nominees Pty Limited	5,299,682	0.34
Citicorp Nominees Pty Limited, CFS IMPUTATION FUND A/C	5,081,194	0.32
	773,985,381	49.09

The 20 largest registered shareholders held 773,985,381 fully paid ordinary shares, which is equal to 49.09% of the total issue of 1,576,554,727 fully paid ordinary shares.

Substantial shareholders

As at November 11, 2005, there were no persons with a substantial shareholding in the Company.

Distribution of fully paid ordinary shareholdings

	Number of	% of	Number of	% of
	Shareholders	Holders	Shares	Shares
Range (number)
1 – 1,000	240,293	64.3	95,425,684	6.1
1,001 – 5,000	108,575	29.1	234,799,415	14.9
5,001 – 10,000	15,013	4.0	105,168,488	6.7
10,001 – 100,000	9,250	2.5	194,754,052	12.3
100,001 and over	390	0.1	946,407,088	60.0
	373,521	100.0	1,576,554,727	100.0
Less than marketable parcel of $500	8,869		63,186

Shares held in trust under the Company’s employee share plans are registered as one shareholding in the name of the trustee.

	Number of	% of	Number of	% of
	Shareholders	Holders	Shares	Shares
Address of holders
Australia	350,066	93.7	1,555,919,558	98.7
United Kingdom	12,975	3.5	6,912,834	0.4
New Zealand	7,357	2.0	8,772,171	0.6
United States	532	0.1	607,681		*
Other overseas	2,590	0.7	4,342,483	0.3
	373,520	100.0	1,576,554,727	100.0

*  Due to the small number of these ordinary shareholders, the amounts round down to nil.

Voting rights

The voting and other rights attaching to ordinary shares are set out in the section entitled ‘the Company’s constitution’ on page 258.

Twenty largest registered National Income Securities (NIS) holders as at November 11, 2005

	Number of securities	%
JP Morgan Nominees Australia Limited	1,588,768	7.94
Westpac Custodian Nominees Limited	816,930	4.08
National Nominees Limited	676,822	3.38
ANZ Nominees Limited	597,818	2.99
Australian Foundation Investment Company Limited	407,721	2.04
Citicorp Nominees Pty Limited	279,920	1.40
RBC Global Nominees Pty Limited, MLCI A/C	264,862	1.32
Australian Executor Trustees Limited	201,732	1.01
The University of Sydney	199,713	1.00
UBS Private Clients Australia Nominees Pty Ltd	193,429	0.97
RBC Global Services Australia Nominees Pty Limited, JBENIP A/C	187,543	0.94
Questor Financial Services Limited	153,925	0.77
Cogent Nominees Pty Limited	144,936	0.72
UBS Nominees Pty Ltd	126,011	0.63
Cambooya Pty Limited	110,625	0.55
Bond Street Custodians Limited	87,200	0.44
RBC Global Services Australia Nominees Pty Limited, PIPOOLED A/C	75,799	0.38
AMP Life Limited	73,337	0.37
ANZ Executors and Trustee Company Limited	65,028	0.33
The Australian National University Investment Section	63,502	0.32
	6,315,621	31.58

The 20 largest registered NIS holders held 6,315,621 NIS, which is equal to 31.58% of the total issue of 20,000,000 NIS.

Distribution of NIS holdings

	Number of	% of		Number of	% of
	holders	Holders		Securities	Securities
Range (number)
1 – 1,000	39,657	95.9		7,638,213	38.2
1,001 – 5,000	1,455	3.5		2,956,447	14.8
5,001 – 10,000	113	0.3		789,548	3.9
10,001 – 100,000	102	0.3		2,665,037	13.3
100,001 and over	15		*	5,950,755	29.8
	41,342	100.0		20,000,000	100.0
Less than marketable parcel of $500	15			45

Address of holders
Australia	40,528	98.0		19,307,248	96.5
United Kingdom	38	0.1		12,702	0.1
New Zealand	675	1.6		609,614	3.0
United States	19	0.1		15,807	0.1
Other overseas	82	0.2		54,629	0.3
	41,342	100.0		20,000,000	100.0

*  Due to the small number of these NIS holders, the amounts round down to nil.

Voting rights

The voting and other rights attaching to the NIS are set out in the section entitled ‘the Company’s constitution’ on page 258.

National Australia Bank Limited

Chairman	Managing Director and Group Chief Executive	Company Secretary
Mr Michael A Chaney	Mr John M Stewart	Mr Garry F Nolan
AO, BSc, MBA, Hon. LLD Western Australia, FAIM, FAICD	BA, ACII, FCIB	MBus, FCIS, FAIBF, FAICD, ASIA, CFTP (Snr)

Registered office	Auditor

24th Floor	Ernst & Young
500 Bourke Street	Chartered Accountants
Melbourne Victoria 3000	120 Collins Street
Australia	Melbourne Victoria 3000
Telephone: 1300 367 647	Australia
Telephone: +61 3 9288 8000
Fax: +61 3 8650 7777

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

There is a convenient 24 hours a day, 7 days a week automated service (Australia only).  To obtain the current balance of your ordinary shareholding and relevant dividend payment details, telephone 1300 367 647 (Australia) or +61 3 9415 4299 (outside Australia).

Contact details

These services are fully secure to protect your interests.  In all communications with the Share Registrar, please ensure you quote your security holder reference number (SRN), or in case of broker sponsored shareholders, your holder identification number (HIN).

US ADR depositary, transfer
Principal share register	UK branch share register	agent and registrar

Computershare Investor Services Pty Limited	C/- Computershare Investor Services PLC	The Bank of New York
Yarra Falls	The Pavilions	Depositary Receipts Division
452 Johnston Street	Bridgwater Road	101 Barclay St, 22nd Floor
Abbotsford Victoria 3067	Bedminster Down	New York NY 10286
Australia	Bristol BS99 7NH	United States of America
United Kingdom

Postal address:
GPO Box 2333	Tel: (0870) 703 0197	Tel: (212) 815 2293
Melbourne Victoria 3001	Fax: (0870) 703 6101	Fax: (212) 571 3050, 3051, 3052
Australia
	Website: www.computershare.com	Website: www.adrbny.com
Local call: 1300 367 647
Fax: (03) 9473 2500

Telephone and fax (outside Australia):
Tel: +61 3 9415 4299; Fax: +61 3 9473 2500
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

•                  Trust Preferred Securities which are quoted on the stock market of Luxembourg Stock Exchange; and

•                  Trust Preferred Securities II which are quoted on the stock market of Channel Islands Stock Exchange.

Signatures

The registrant certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorised the undersigned to sign this annual financial report on its behalf.

National Australia Bank Limited

Registrant

/s/ Garry Nolan
Garry F Nolan
Secretary of the Company

Date: December 1, 2005

Glossary

Term used	Brief description

AASB	Australian Accounting Standards Board
ACCC	Australian Competition and Consumer Commission
ADI	Authorised deposit-taking institution
ADR	American depositary receipt
ADS	American depositary share
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange (the stock market conducted by Australian Stock Exchange Limited)
ATM	Automated teller machine
Australian GAAP	Generally accepted accounting principles applicable in Australia
Basel II	Basel II Capital Accord
BIS	Bank for International Settlements
Company	National Australia Bank Limited
EFTPOS	Electronic funds transaction point of sale
FASB	Financial Accounting Standards Board
GAAP	Generally accepted accounting principles
Group	National Australia Bank Limited and its controlled entities
HomeSide US	HomeSide Lending, Inc.
IFRS	International Financial Reporting Standards
Irish Banks	Northern Bank Limited and National Irish Bank Limited
NAB	National Australia Bank Limited
Non-GAAP

A financial measure which is either a numeric or ratio of historical or future financial performance, financial position, or cash flows that excludes or includes amounts which are included or excluded in a GAAP measure

RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standard (issued by the US FASB)
UK	United Kingdom
US	United States of America
US GAAP	Generally accepted accounting principles applicable in the United States of America

Term used	Closest US equivalent or brief description

Asset quality disclosure	Impaired assets
Asset revaluation reserve	Increase or temporary decrease in valuation of certain assets as compared with historical cost
Charge to provide for doubtful debts	Provisions for loan losses
Constitution	By-laws
Depreciation	Amortisation
Equity	Shareholders’ equity
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Net profit	Net income
Ordinary shares	Common stock
Ordinary shares, fully paid	Ordinary shares, issued and fully paid
Overdraft	A line of credit, contractually repayable on demand unless a fixed term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Provisions	Allowances
Provisions for doubtful debts	Allowances for loan losses
Share capital	Ordinary shares or common stock issued
Shares on issue	Shares outstanding
Significant item	Item of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity
Statement of financial performance	Income statement
Statement of financial position	Balance sheet
Write-offs	Charge-offs

Form 20-F cross reference index

Item	Form 20-F pro-forma caption	Page

	Currency of presentation, exchange rates and certain definitions	4, 280

Part I

1

Identity of directors, senior management and advisers

Not required

2	Offer statistics and expected timetable	Not required

3	Key information
	Selected financial data	6
	Capitalisation and indebtedness	Not required
	Reason for the offer and use of proceeds	Not required
	Risk factors	58

4	Information on the Company
	History and development of the Company	10, 17, 200
	Business overview	10
	Organisational structure	17, 200
	Property, plant and equipment	17

5	Operating and financial review and prospects
	Operating results	19
	Liquidity and capital resources	44, 48
	Research and development, patents and licences	Not required
	Trend information	14, 16, 22
	Off-balance sheet arrangements	46
	Tabular disclosure of contractual obligations	45
	Safe harbour	22

6	Directors, senior management and employees
	Directors and senior management	101, 255
	Compensation	81
	Board practices	74, 77, 81, 255
	Employees	42
	Share ownership	109, 176, 255

7	Major shareholders and related party transactions
	Major shareholders	281, 282
	Related party transactions	66, 215
	Interests of experts and counsel	Not required

8	Financial information
	Consolidated statements and other financial information	114
	Significant changes	104

9	The offer and listing
	Offer and listing details	258
	Plan of distribution	Not required
	Markets	257
	Selling shareholders	Not required
	Dilution	Not required
	Expenses of the issue	Not required

10	Additional information
	Share capital	Not required
	Memorandum and articles of association	258
	Material contracts	262
	Exchange controls	277
	Taxation	277
	Dividends and paying agents	Not required
	Statement by experts	Not required
	Documents on display	280
	Subsidiary information	Not required

Item	Form 20-F pro-forma caption		Page

11	Quantitative and qualitative disclosures about market risk		61

12	Description of securities other than equity securities		Not required

Part II

13

Defaults, dividend arrearages and delinquencies

None

14	Material modifications to the rights of security holders and use of proceeds		Not required

15	Controls and procedures		65

16A	Audit committee financial expert		76

16B	Code of ethics		79

16C	Principal accountant fees and services		76, 110, 222

16D	Exemptions from listing standards for audit committees		Not required

16E	Purchases of equity securities by the issuer and affiliated purchasers		Not required

Part III

17

Financial statements

Not required

18	Financial statements		114

19	Exhibits
	1.	Constitution of National Australia Bank Limited as currently in effect
	4.	Material contracts
		4.1	Executive employment agreement – Mr John M Stewart (as Managing Director and Chief Executive Officer)
		4.2	Employment agreement – Mr Cameron A Clyne (as Executive General Manager, Customer Solutions)
		4.3	Employment agreement – Mr Ahmed Fahour (as Chief Executive Officer, Australia)
		4.4	Employment agreement – Mr Michael J Hamar (as Group Chief Risk Officer)
		4.5	Retention award – Mr John E Hooper
		4.6	Employment agreement – Mr John E Hooper (as Executive General Manager, Institutional Markets & Services)
		4.7	Employment agreement and variation to employment agreement – Ms Elizabeth C Hunter (as Executive General Manager, People & Culture)
		4.8	Employment agreement – Mr Peter A McKinnon (as Executive General Manager, People & Culture)
		4.9	Expatriate assignment agreement – Ms Lynne M Peacock
		4.10	Variation to employment agreement – Ms Lynne M Peacock (as Chief Executive Officer, Europe)
		4.11	Expatriate assignment agreement – Mr Ross E Pinney
		4.12	Employment agreement – Mr Ross E Pinney (as Executive General Manager, Office of the Chief Executive)
		4.13	Expatriate assignment agreement – Mr Gavin R Slater (as Executive Director, National Australia Group Europe Limited)
		4.14	Employment agreement and retention award – Mr Gavin R Slater (as Group General Manager, Office of the CEO)
		4.15	Employment agreement – Mr Michael J Ullmer (as Chief Financial Officer)
		4.16	Retention award – Mr Graeme D Willis
		4.17	Employment agreement (January 2005) – Mr Graeme D Willis (as Group General Manager, Regulatory Affairs)
		4.18	Employment agreement (August 2005) – Mr Graeme D Willis (as Group General Manager, Regulatory Affairs)
		4.19	Deed of settlement and release – Mr Frank J Cicutto
		4.20	Deed of settlement and release and deed of indemnity – Mr Michael T Laing
		4.21	Deed of settlement and release – Mr Christopher D Lewis
		4.22	Deed of settlement and release – Mr Peter A McKinnon
		4.23	Deed of settlement and release and deed of indemnity (April 2004) – Mr Richard E McKinnon
		4.24	Deed of settlement and release and deed of access, indemnity and insurance (November 2004) – Mr Richard E McKinnon
		4.25	Deed of settlement and release – Mr Ian F Scholes
		4.26	Deed of settlement and release – Mr Peter B Scott
		4.27	Deed of settlement and release – Mr Graeme D Willis

Item	Form 20-F pro-forma caption			Page

19	Exhibits (continued)
	4.	Material contracts (continued)
		4.28	Executive director appointment letter – Mr Ahmed Fahour
		4.29	Executive director appointment letter – Mr Michael J Ullmer
		4.30	Non-executive director appointment letter – Mr Michael A Chaney
		4.31	Non-executive director appointment letter – Mrs Patricia A Cross
		4.32	Non-executive director appointment letter – Mr Robert G Elstone
		4.33	Non-executive director appointment letter – Mr Daniel T Gilbert
		4.34	Non-executive director appointment letter – Mr Paul J Rizzo
		4.35	Non-executive director appointment letter – Ms Jillian S Segal
		4.36	Non-executive director appointment letter – Mr John G Thorn
		4.37	Non-executive director appointment letter – Mr T Kerry McDonald
		4.38	Non-executive director appointment letter – Mr G Malcolm Williamson
		4.39	Deed of access, indemnity and insurance – Mr John M Stewart
		4.40	Deed of access, indemnity and insurance – Mr John G Thorn
		4.41	Deed of access, indemnity and insurance – Mr Robert G Elstone
		4.42	Deed of access, indemnity and insurance – Mr Daniel T Gilbert
		4.43	Deed of access, indemnity and insurance – Mr Paul J Rizzo
		4.44	Deed of access, indemnity and insurance – Ms Jillian S Segal
		4.45	Deed of access, indemnity and insurance – Mr Ahmed Fahour
		4.46	Deed of access, indemnity and insurance – Mr Michael J Ullmer
		4.47	Deed of access, indemnity and insurance – Mr G Malcolm Williamson
		4.48	Deed of access, indemnity and insurance – Mr Michael A Chaney
		4.49	Deed of access, indemnity and insurance – Mrs Patricia A Cross
		4.50	Deed of access, indemnity and insurance – Mr T Kerry McDonald
		4.51	Sale of National Europe Holdings (Ireland) Limited
	8.	List of subsidiaries of National Australia Bank Limited
	12.	Certifications pursuant to Rule 15d-14(a) under the US Securities Exchange Act of 1934
	13.	Certifications pursuant to Rule 15d-14(b) under the US Securities Exchange Act of 1934

	Signature			284

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Signature:

/s/ Garry F Nolan

Name: Garry F Nolan

Date: 1 December 2005	Title: Company Secretary