Form 20-F
period 2006-09-30
NATIONAL AUSTRALIA BANK LTD
filed 2006-12-21
CIK 833029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 September, 2006

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	1,609,897,524
Staff Share Scheme shares (partly paid shares)	390,259 paid to 25 Australian cents
National Income Securities	20,000,000
Trust Preferred Securities	400,000
Trust Preferred Securities II	800,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes  ☒    No  ☐

If this is an annual report or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

This Report on Form 20-F shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

Chairman’s message

I am pleased to report that your Company achieved good growth in profitability and steady progress in its business improvement program in the 2006 year.

Net profit attributable to members of the Company increased 10.0% to $4,392 million and cash earnings before significant items rose 21.9% to $3,967 million.

These results were achieved despite an increasingly competitive lending environment and a substantial amount of management time being devoted to improving the Bank’s internal systems and complying with the requirements of new international regulatory frameworks and standards.

The Company’s culture change program, initiated in 2005, is achieving early success, especially at senior levels. The program seeks to clarify individual accountability and empower employees at every level to take initiative in their day-to-day decisions and interactions.

The success of these efforts is evidenced by numerous positive developments across the Group – from a recovery in the Australian bank’s market share in business lending, to the growth of the Integrated Financial Solutions Centre (FSC) business in the UK, the rebuilding of nabCapital and the success of the ‘Unbeatable’ home loan campaign in New Zealand.

In Australia, our efforts were recognised via Money Magazine’s Bank of the Year Award, CFO Magazine’s Business Bank of the Year Award and Australian Banking and Finance Magazine’s Life Insurance Company of the Year Award for MLC.

Much, however, remains to be done. The principal message being conveyed by the Board to senior management, and through them to employees, is that the Company’s goal of providing sustainable satisfactory shareholder returns will only be achieved through an unwavering focus on our customers’ needs, ethical behaviour at all levels and recognition in the community of our operating companies as good corporate citizens.

The investment of time and money by the Company in developing its systems to meet regulatory requirements is substantial. These investments will ultimately result in an even sharper appreciation of risk across the business.

In the meantime, such demands do result in a lesser focus on market-oriented initiatives than would otherwise be the case.

Increasingly in the markets in which we operate there is strong competition from non-traditional sources, which are not required to meet the same regulatory standards.

The tilting of the playing field in this way works to the detriment of banks, a development that is not in the interest of either our shareholders or our economy. At a time when governments are beginning to recognise the costly burden being placed on companies by regulation generally, this is a trend that needs to be monitored closely.

During the year, the directors declared dividends totalling 167 cents per share, a small increase on that paid in 2005. As a result of the increase in net profit attributable to members of the Company, the Company’s dividend payout ratio fell from 79.6% to 67.4% which is closer to the board’s target range of 60% to 65%.

In July 2006, Mr Robert Elstone resigned from the Board as a result of his appointment as Chief Executive of the Australian Stock Exchange. Rob’s departure is a real loss to the Company, in particular given his keen appreciation of risk across all parts of the finance sector. Rob made a significant contribution during his two years on the Board and we are indebted to him for that.

Fortunately the Board is well placed in respect of finance industry expertise and Mr Paul Rizzo was able to assume the role of Chair of the Risk Committee seamlessly upon Rob’s departure.

In closing, I would like to thank my fellow directors and the Company’s employees for their dedication and effort over the past year.

/s/ Michael A Chaney AO
Michael A Chaney AO
Chairman

Group Chief Executive Officer’s message

2006 at a glance

•      Net profit attributable to members of the Company increased 10.0% to $4,392 million;

•      Business portfolio aligned to core capabilities;

•      Share buy back; and

•      Improving customer satisfaction.

National Australia Bank is about to commence the next phase of its development focused on creating sustainable satisfactory shareholder value.

The progress made in all parts of the Group during the past year was very pleasing. All of our key businesses are gaining momentum. Our portfolio is now well suited to our core capabilities and has the ability to produce sustainable growth in shareholder value.

Net profit attributable to members of the Company was up 10.0% to $4,392 million. This was affected by significant items, largely in respect of the UK pension reforms in 2006 and profit on the sale of the Irish Banks and restructuring provisions in 2005. This was all a part of getting the National Australia Bank “match fit”.

In 2006, net profit attributable to members of the Company before significant items was up 25.3% to $4,154 million. This is a better reflection of the underlying performance of the Group, but was also affected by the introduction of the Australian equivalents to International Financial Reporting Standards.

In line with our commitment to active capital management we will undertake a $500 million on-market share buy back to commence in the first half of 2007. We intend to neutralise the capital impact of shares issued under the dividend reinvestment plan and various employee share plans by either buying back shares issued or purchasing shares on market to satisfy our obligations rather than issuing new shares.

We have carefully managed margins, asset quality remains sound overall and we continued to strive to improve customer satisfaction levels throughout the Group.

The Corporate Centre was reduced in size and is focused on creating value for shareholders, strategic development of our portfolio of businesses, financial and risk performance and governance, developing and retaining talent and capital and balance sheet management.

The establishment of a regional business model has created a more nimble, customer-focused organisation in the regions in which we operate.

In the Australian business, we developed and launched new products, built market share in target areas and managed expenses.

As the major business within our portfolio, Australia also faced the largest challenge in the turnaround and made progress on all fronts.

This was reflected in the increase of 27.0% in net profit attributable to members of the Company to $2,515 million and excluding significant items, was up 10.9%.

In New Zealand, despite challenging economic conditions and fierce competition, our Bank of New Zealand operation performed well. Using the ‘Unbeatable’ home loan campaign to position itself in a crowded market, net profit attributable to members of the Company increased 26.7% to $389 million and excluding significant items, was up 22.7%.

The United Kingdom operation differentiates National Australia Bank from other Australian banks. The net profit attributable to members of the Company of $868 million, a decrease of 46.7% (largely related to the profit on sale of the Irish Banks in 2005), represents 19.8% of overall Group net profit. Net profit attributable to members of the Company, excluding significant items, was up 15.7% to $618 million.

We successfully worked to rejuvenate the existing branch network, and expand into the southeast of England with Financial Solutions Centres targeting small to medium enterprises, and the mass affluent personal sector.

nabCapital, formerly Institutional Markets and Services increased net profit attributable to members of the Company by 22.9% to $618 million and excluding significant items was up 8.0%, while reducing the amount of capital deployed in the business. nabCapital further evolved its ‘originate warehouse and distribute’ business model to provide greater linkage between the various parts of its business, and both borrowers and investors.

During the year we continued to develop the Corporate Social Responsibility (CSR) program within our businesses. Paying attention to broader social and environmental issues helps manage risks and identify new opportunities that add value to our business for shareholders and the communities in which we operate. This year we will produce our third CSR Report to outline our progress in this area.

I would like to thank the Board for its support, especially in leading the culture change program. A great deal of practical work has been completed to support the new Corporate Principles and measure behaviours. Over time, I am confident this will result in a fundamental and lasting shift in the culture.

And finally, thank you to all of our staff who worked very hard to contribute towards the National Australia Bank’s success in 2006.

/s/ John Stewart
John Stewart
Group Chief Executive Officer

Refer to ‘non-GAAP measures’ on page 56 for an explanation of the Group’s non-GAAP measures, including significant items, and ‘reconciliations of non-GAAP financial measures’, including significant items on page 7.

Presentation of information

Basis of presentation

References in this document to “this annual financial report” refer to this 2006 annual report on Form 20-F filed with the US Securities and Exchange Commission. This annual financial report contains financial information in respect of the Group's parent entity, National Australia Bank Limited, as well as consolidated financial information in respect of the Group. Parent entity financial information is prepared solely to meet Australian reporting requirements.

This annual financial report is prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS) which differ in some respects from US GAAP (as set out in note 57 in the financial report). Comparative amounts have been reclassified to accord with changes in presentation made in 2006, except where otherwise stated.

This is the Group’s first annual financial report prepared in accordance with AIFRS. The 2005 annual financial report was prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP), which differs from AIFRS in certain respects (as set out in note 1 in the financial report).

Currency of presentation

All currency amounts are expressed in Australian dollars unless otherwise stated. Merely for the convenience of the reader, this annual financial report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.7461 = A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (noon buying rate) on September 30, 2006.

Certain definitions and glossary

The Company’s fiscal year ends on September 30. The fiscal year ended September 30, 2006 is referred to as 2006 and other fiscal years are referred to in a corresponding manner. The abbreviations $m and $bn represent millions and thousands of millions (ie. billions) of Australian dollars respectively. Any discrepancies between total and sums of components in tables contained in this annual financial report are due to rounding.

A glossary of some of the key terms used in this annual financial report is contained at page 285. In addition, non-GAAP financial measures have been defined at page 56.

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

Accordingly, the words anticipate, believe, expect, project, estimate, intend, should, could, may, target, goal, objective, plan, outlook and other similar expressions are used in connection with forward-looking statements.

In this annual financial report, forward-looking statements may, without limitation, relate to statements regarding:

•             economic and financial forecasts, including but not limited to statements in the financial review and the report on the directors and officers;

•             anticipated implementation of certain control systems and programs, including, but not limited to those described in risk management; and

•             certain plans, strategies and objectives of management.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed in the statements contained in this annual financial report. For example:

•             the economic and financial forecasts contained in this annual financial report will be affected by movements in interest and foreign currency exchange rates, which may vary significantly from current levels, as well as by general economic conditions in each of the Group’s major markets. Such variations may materially impact the Group’s financial condition and results of operations;

•             the implementation of control systems and programs will be dependent on such factors as the Group’s ability to acquire or develop necessary technology or systems, its ability to attract and retain qualified personnel and the response of customers and third parties such as vendors; and

•             the plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which the Group has no control. In addition, the Group will continue to be affected by general economic conditions in Australia and worldwide, movements and conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies.

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

	Group
	2006	2006 (1)	2005
	$m	US$m	$m
Income statement summary
Net interest income	8,686	6,481	6,944
Net life insurance income	1,417	1,057	1,505
Gains less losses on financial instruments at fair value	471	351	639
Other income (2)	4,615	3,443	5,251
Significant revenue	334	249	1,354

Operating expenses (3)	(7,642)	(5,702)	(7,995)
Charge to provide for doubtful debts	(606)	(452)	(534)
Significant expenses	—	—	(748)
Profit before income tax expense	7,275	5,428	6,416
Income tax expense	(2,134)	(1,592)	(1,814)
Net profit	5,141	3,836	4,602
Net profit attributable to minority interest	(749)	(559)	(610)
Net profit attributable to members of the Company	4,392	3,277	3,992
Dividends paid/payable (4)	2,554	1,905	2,454

	Group
	2006	2006 (1)	2005
	$m	US$m	$m
Balance sheet summary
Investments relating to life insurance business	54,784	40,874	49,783
Loans and advances	283,777	211,726	264,674
Total assets	484,785	361,698	422,598
Total risk-weighted assets (5)	318,323	237,501	289,833

Deposits and other borrowings	222,277	165,841	212,557
Life policy liabilities	46,475	34,675	42,123
Bonds, notes and subordinated debt	65,006	48,501	41,490
Other debt issues	2,274	1,697	1,559
Net assets	27,972	20,870	31,547

Contributed equity	12,279	9,161	10,828
Ordinary shares	7,948	5,930	6,894
Other equity instruments (6)	4,331	3,231	3,934
Total equity (excludes minority interest)	27,804	20,745	25,323

	Group
	2006	2006 (1)	2005
	$	US$	$
Shareholder information
Earnings per share (7)
Basic	2.63	1.96	2.46
Diluted	2.62	1.95	2.42
Dividends per share (4)	1.67	1.25	1.66
Dividends per American depositary share (ADS) (4)	8.35	6.23	8.30
Dividend payout ratio (%) (4)	67.35	67.35	79.56
Net assets per share	17.38	12.97	20.13
Share price at year end	36.70	27.38	33.05
Number of ordinary shares at year end (No.’000)	1,610,288	n/a	1,567,654

	Group
	2006	2005
	%	%
Selected financial ratios
Average equity (ordinary shareholder funds) to average total assets (excluding statutory funds) (8) (9)	5.4	5.5
Return on average assets (10)	0.9	0.9
Return on average equity (ordinary shareholder funds) (9) (10)	18.8	18.0
Average net interest spread	1.88	1.69
Average net interest margin	2.31	2.13
Gross impaired assets to gross loans and acceptances (11)	0.30	0.35
Net impaired assets to equity (parent entity interest)	3.1	2.8
Total provisions for doubtful debts to gross impaired assets	191.3	235.8
Capital – risk asset ratios (12)
Tier 1	7.3	7.9
Tier 2	3.9	3.6
Deductions	(0.4)	(1.0)
Total	10.8	10.5

US GAAP measures

	Group
	2006	2006 (1)	2005	2004	2003	2002
	$m	US$m	$m	$m	$m	$m
Selected financial data in accordance with US GAAP
Net income	4,232	3,157	3,891	2,781	3,667	3,455
Total assets	485,728	362,402	424,628	417,758	398,448	380,280
Total equity	25,911	19,332	23,385	23,311	22,297	24,005

	2006	2006 (1)	2005	2004	2003	2002
	$	US$	$	$	$	$
Selected shareholder information in accordance with US GAAP
Net income per share (7)
Basic	2.60	1.94	2.44	1.71	2.30	2.11
Diluted	2.57	1.92	2.40	1.71	2.22	2.06
Dividends per ADS (US$) (4) (13)	n/a	6.38	6.09	6.13	6.03	4.12
Dividends as percentage of net income (%)	63.48	63.48	67.45	89.78	64.14	65.59

	2006	2005	2004	2003	2002
	%	%	%	%	%
Selected financial ratios in accordance with US GAAP
Net income as a percentage of
Average total assets (excluding statutory funds) (8)	1.1	1.0	0.8	1.0	1.0
Average equity	17.2	16.7	12.2	15.8	14.5
Total equity as percentage of total assets (excluding statutory funds) (8)	6.0	6.3	6.2	6.2	6.9

	Group
	2006	2005
	$m	$m
Reconciliations of non-GAAP measures (14)
Net profit attributable to members of the Company	4,392	3,992
Adjusted for
Significant revenue	(334)	(1,354)
Significant expenses	—	748
Income tax expense/(benefit) on significant items	96	(72)
Net profit attributable to members of the Company before significant items	4,154	3,314

Net profit to cash earnings before significant items reconciliation
Net profit attributable to members of the Company	4,392	3,992
Adjusted for
Net profit/(loss) attributable to minority interest	749	610
Net profit	5,141	4,602
Adjusted for
Net (profit)/loss attributable to minority interest	(749)	(610)
Distributions on other equity instruments	(254)	(204)
Treasury shares (after-tax)	126	143
Investment earnings on shareholders’ retained profits and capital from life businesses discount rate variation	6	—
Revaluation gains/(losses) on exchangeable capital units (after-tax)	112	—
Net (profit)/loss on sale of controlled entities (after-tax)	(108)	—
Economic hedge (gain) on proceeds from sale of controlled entities (after-tax)	(22)	—
Cash earnings	4,252	3,931
Adjusted for
Significant revenue	(402)	(1,354)
Significant expenses	—	748
Income tax expense/(benefit) on significant items	117	(72)
Cash earnings before significant items	3,967	3,253

Average ordinary shareholder funds reconciliation
Total average equity (refer to note 42 in the financial report)	26,016	28,806
Adjusted for
National Income Securities (average)	(1,945)	(1,945)
Trust Preferred Securities (average)	(975)	(975)
Trust Preferred Securities II (average)	(1,014)	(531)
National Capital Instruments (average)	(13)	—
Minority interest (average)	(50)	(4,281)
Average ordinary shareholder funds	22,019	21,074

	Group
	2006	2005	2004	2003	2002
Employees
Full-time equivalent (15)	38,433	38,933	43,517	42,540	43,202

	Group
	2006	2005	2004	2003	2002
Exchange rates (average and closing per A$1.00)
Average
British pound	0.4150	0.4141	0.4055	0.3824	0.3622
United States dollar	0.7467	0.7654	0.7265	0.6125	0.5324
New Zealand dollar	1.1432	1.0847	1.1254	1.1142	1.1992

Closing
British pound	0.3991	0.4326	0.3973	0.4072	0.3474
United States dollar	0.7478	0.7617	0.7149	0.6804	0.5440
New Zealand dollar	1.1439	1.0991	1.0682	1.1446	1.1565

	Group
	2006	2005	2004	2003	2002
United States dollar (per A$1.00)
Average (16)	0.7468	0.7655	0.7263	0.6167	0.5329
September 30	0.7461	0.7643	0.7244	0.6797	0.5628

On November 10, 2006 the noon buying rate was US$0.7673 per A$1.00.

	Group 2006
	November	October	September	August	July	June
United States dollar (per A$1.00)
High	0.7889	0.7738	0.7713	0.7677	0.7675	0.7522
Low	0.7619	0.7421	0.7459	0.7573	0.7419	0.7293

(1)	Translated at the noon buying rate on September 30, 2006 of US$0.7461 = A$1.00.

(2)	In 2006, other income includes the net profit (before-tax) from the sale of the Custom Fleet business.

(3)	In 2006, operating expenses includes the net loss (before-tax) from the sale of the MLC Asia businesses.

(4)

Dividend amounts for a year represent the final and interim dividend in respect of that year, irrespective of when they are declared, determined and publicly recommended and includes issues under the bonus share plan in lieu of cash and the dividend reinvestment plan. Dividends and book value per ordinary share and per American depositary share (ADS) calculations are based on year-end fully paid equivalent ordinary shares, adjusted for loans and rights issues as appropriate. Dividend payout ratio is the dividend amounts for a year divided by cash earnings before significant items. Refer to page 7 for a reconciliation of cash earnings before significant items and page 56 for an explanation of ‘non-GAAP financial measures’.

(5)

The calculation to determine the market risk capital component of risk-weighted assets at September 30, 2006 and September 30, 2005 was carried out under the Standard Method as directed by APRA. The Standard Method as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

(6)	Equity instruments comprise preference shares, National Income Securities, Trust Preferred Securities, Trust Preferred Securities II and National Capital Instruments.

(7)	Refer to notes 8 and 57 in the financial report for an explanation of earnings per share.

(8)

Statutory funds are excluded given the significant restrictions imposed on these assets by life insurance legislation, regulations and the regulators thereunder. However, current Australian accounting requirements do not allow for these assets and liabilities to be separated and disclosed separately on the balance sheet.

(9)	Refer to page 7 for a reconciliation of average ordinary shareholder funds.

(10)	Return represents net profit attributable to members of the Company after deducting distributions on other equity instruments.

(11)	In 2006, this includes loans accounted for at fair value.

(12)	As defined by APRA (refer to ‘liquidity, funding and capital resources’ on page 27).

(13)	Dividend amounts are translated into US dollars per ADS (representing five fully paid ordinary shares) at the exchange rate on each of the respective payment dates for interim and final dividends.

(14)	Refer to page 56 for explanations of ‘non-GAAP financial measures’.

(15)	Full-time equivalent employees (FTEs) includes part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

(16)	The daily average of the noon buying rates.

Business overview

Introduction

The Group is an international financial services group that provides a comprehensive and integrated range of financial products and services.

The Company traces its history back to the establishment of The National Bank of Australasia in 1858. National Australia Bank Limited is a public limited company, incorporated on June 23, 1893 in Australia, which is the Company’s main domicile. Its registered office is 35th floor, 500 Bourke Street, Melbourne Victoria 3000, Australia. The Company operates under the requirements of the Banking Act 1959 (Cth) and the Corporations Act 2001 (Cth).

In 1981 the National Bank of Australasia merged with the Commercial Banking Corporation of Sydney which was established in 1834.

Globally, as at September 30, 2006, the Group had:

•                  total assets of $485 billion;

•                  $97 billion in assets under management and administration;

•                  $474 billion in funds under custody and investment administration; and

•                  8.0 million banking and 2.3 million wealth management customers.

Strategy and corporate principles

The Group’s corporate purpose is to generate sustainable satisfactory returns to shareholders.

The Group’s strategies are focused on the turnaround of the Group and building new avenues for growth. There has been, and continues to be a focus on:

•                  re-invigorating the Group’s franchise and brand;

•                  improving the Group’s core infrastructure;

•                  accelerating cultural change around the Group’s corporate principles;

•                  enhancing the Group’s disciplined approach to performance improvement;

•                  improved regulatory and key stakeholder engagement;

•                  strengthening risk and capital management; and

•                  leveraging our distinctive capabilities to create new and differentiated growth opportunities.

The Group’s corporate principles will continue to be embedded in the Group’s culture to ensure that thinking and actions are aligned with the Group’s strategic direction.

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

Organisational structure and operating model

National Australia Bank Limited is the holding company for the Group, as well as the main operating company. During 2006, the Company had four wholly-owned main operating subsidiaries: Bank of New Zealand, Clydesdale Bank PLC, MLC Limited and National Australia Financial Management Limited.

The Company continues to consider a range of options to optimise its domestic and international operations, including a non-operating holding company. The Company is participating in industry-wide consultation with regulators in the relation to the matter. Consideration of various structural options which involves a range of complex issues, the analysis and subsequent decision on a particular path are expected to take some time to complete.

During the 2006 year, two divestments occurred, the Custom Fleet and MLC Asia businesses. For further information on these divestments refer to page 45 and page 46 respectively).

In 2005, one significant divestment occurred. In February 2005, the Group sold the shares of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited. For further information on this divestment, refer to page 45.

The business operating model is run along regional lines of business as follows:

•                  Australia Region – comprises Australian Banking and Wealth Management Australia;

•                  United Kingdom Region – comprises United Kingdom Banking and Wealth Management United Kingdom;

•                  New Zealand Region – comprises New Zealand Banking and Wealth Management New Zealand; and

•                  nabCapital (global).

This is supported by the Group’s ‘Other’ business segment, which includes streamlined functions that support all the regional businesses and comprises Group Funding and Corporate Centre activities.

At September 30, 2006 the Group operated around 1,715 outlets and offices worldwide, of which 58% are in Australia, with the largest proportion of the remainder being in the UK. Approximately 12% of the 1,715 outlets and offices are owned directly by the Group, with the remainder being held under commercial leases.

Refer to note 45 in the financial report for details of the principal controlled entities of the Group and note 21 for details of the Group’s property, plant and equipment.

Australia Region

The Australia Region of the Group provides a broad range of banking and wealth management products and services. As well as lending and deposit taking, Australia Region includes the Australian cards, custody and other transactional banking operations, as well as its wealth management activities including insurance, investments and superannuation, in both Australia and Asia. It does not include nabCapital’s operations in Australia and Asia.

The Australia Region incorporates an extensive distribution network to service customers. At September 30, 2006, there were 85 integrated financial service centres (catering for customers’ financial advice needs), 186 business banking centres, 110 agribusiness locations, 27 private banking suites, 787 branches and agencies, and over 3,200 Australia Post GiroPost outlets.

Electronic distribution also provides customers with the choice to meet their financial needs via the internet, over the telephone, through more than 1,290 automatic teller machines (ATM) as at September 30, 2006, or through an extensive network of electronic funds transfer point of sale (EFTPOS) terminals. There were over 1.1 million registered internet banking customers at September 30, 2006.

At September 30, 2006, Australia Region had 22,411 full-time equivalent employees.

In 2005, four key strategies were focused upon:

•                  customer and employee satisfaction;

•                  simplifying our business through productivity, efficiency and quality gains;

•                  re-investing in our critical infrastructure; and

•                  managing our business units for performance.

Key achievements and actions taken during the 2006 year include:

•                  awarded ‘Bank of the Year’ in Money Magazine’s 2006 Consumer Finance Awards;

•                  MLC Insurance Limited awarded ‘Insurance Company of the Year 2006’ at the Australian and New Zealand Industry Awards;

•                  updated its brand in February 2006, supported by significant internal and external communications and sponsorship of the 2006 Commonwealth Games, the Socceroos and the Australian Football League;

•                  Customer First program – a reconfiguration of the business and retail network - with rollout in Queensland completed;

•                  new and enhanced product offerings, which have delivered substantial revenue growth;

•                  stable net interest margin and overall risk quality;

•                  cross-selling of Wealth Management products in bank channels up 31% (investments), up 35% (insurance) and up 22% (debt products) in Wealth Management channels on the 2005 year;

•                  sale of MLC Asia businesses and Custom Fleet business; and

•                  the final review by an independent expert, PricewaterhouseCoopers, was conducted, following which APRA and ASIC jointly considered that all actions under the MLC enforceable undertakings and directions issued to the relevant MLC group companies are now complete.

Management also continues to drive significant cultural and behavioural change within Australia Region. Recent internal surveys have highlighted improvement in employees sharing a common vision and having clarity about what they need to do to help the region meet its goals and objectives. Importantly customer satisfaction improved significantly this year due to the region’s commitment to improving the customer experience in the front line through branch refurbishment, service improvement and product innovation.

Five key themes will guide effort over the next few years:

•                  improving process quality to increase customer satisfaction and lower costs;

•                  reducing enterprise costs;

•                  extending customer relationships, to grow revenue, especially cross-selling;

•                  renewing infrastructure; and

•                  creating a distinctive NAB way of working and leading.

Commentary on each of the divisions of the Australia Region is provided below.

Business and Private Banking

The Business and Private Banking operation provides lending, deposit, transaction and specialist services to over 1 million customers, including businesses and high net worth individuals in Australia.

During the 2006 year Business and Private Banking implemented a new operating model bringing together both the product management and distribution management aspects of the business. This change has been instrumental in ensuring a consolidation of the turnaround performance of last year and has enabled a continuation of focused sales campaigns, improved product offerings (eg, Business Options, Business Cash Maximiser and the Portfolio Facility) and increased capacity for our people.

The Company continues to be Australia’s largest business lender with a market share of 19.0% (source: RBA financial system, company data, September 2006), and largest business deposit-taker with a market share of over 24.9% (source: APRA banking system, company data, September 2006). The business is underpinned by an extensive distribution network and excellent business bankers. Improvement in processes has led to improved client service and the capacity release for future growth. Emphasis has been on training to ensure the business has strong credit skills and are able to provide value to clients. Growth has also been underpinned by an embedded performance management framework aligned to the Group’s corporate principles.

Management are continuing to improve the service and support offered to business customers with the ongoing development of a new business internet banking platform - the foundation release is currently in use with upcoming releases in the first quarter of 2007.

Other key focus areas include the ongoing refinement of the relationship management model, reinforcing sales capability, customer retention, growing deposits, cross-sales and industry specialisation.

Retail Banking

Retail Banking provides lending, deposit and transaction services to approximately 3.2 million retail customers through extensive physical and virtual distribution networks.

The key areas of focus for Retail Banking during the year have been the re-invigoration of the sales channel and product innovation.

The re-invigoration of the retail distribution sales channel has resulted in significant change at the front line. These efforts have concentrated on improving branch sales capability, empowering front line staff and enhancing the customer experience.

A local market operating model was established during the year, with newly appointed regional executives having financial accountability for their local area. Other key initiatives included a realignment of the mobile banker channel, rollout of a new customer segmentation model and branch refurbishment program. This has increased branch home loan sales capability. The refurbishment of 198 branches was completed by September 30, 2006.

As competitive pressure has continued to characterise the external operating environment, product innovation has been another important area of focus. New products launched during the year have included the Velocity Card, Low Rate Visa Card, Custom Home Loan and the NAB Investment Cash Manager. Coupled with new products launched toward the end of the 2005 year (high-yield internet savings account and the Personal Project Loan), these product developments continue to enhance the Group’s product offerings and improve sales through targeted campaigns.

Wealth Management

Under the MLC brand, Wealth Management provides investment, superannuation and insurance solutions to 1.9 million retail and corporate customers. As at September 30, 2006, Wealth Management managed approximately $94 billion on behalf of its customers.

Wealth Management’s Financial Planning and Third Party division manages relationships with its network of salaried, self-employed aligned and external financial planners, as well as mortgage brokers. The division provides a range of tools and support services to financial planners and mortgage brokers including practice management support, financial planning software, and business growth and efficiency support.

Wealth Management has more than 1,300 aligned and salaried advisers and relationships with more than 1,200 external advisers at September 30, 2006. At the same time, it has relationships with approximately 12,200 brokers.

In its core Australian market, as at June 30, 2006, MLC held the largest share of total individual risk business with a 15.0% share of inforce annual premiums (source: DEXX&R Life Analysis Report, date: June 30, 2006). At the same time, it was ranked number one in market share of master trusts, with a 15.5% market share of funds under management (source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report, date: June 30, 2006).

Focus on the utilisation of the regional model to promote business strategies and deliver improved outcomes for customers continued throughout 2006. Product initiatives in 2006 included:

•                  Masterkey Fundamentals, a no commission version of our MasterKey platform, supporting a growing number of advisers operating under a fee for service model;

•                  MLC Long Term Absolute Return (LTAR) Fund, which is an unconventional investment strategy explicitly designed to maximise the long term net real return to investors over rolling 20-year time frames;

•                  two JANA retail investment trusts; and

•                  MLC EasyCover, a debt insurance solution purpose-built for mortgage brokers.

Wealth Management completed its regulatory undertakings to the Australian Securities and Investments Commission (ASIC) and Australian Prudential Regulation Authority (APRA) and also completed the compensation program for investors in a number of products that were adversely affected by October 2001 unit pricing reductions, as well as two associated historical unit pricing errors.

Asia

The Australia Region is also responsible for the Group’s banking and wealth management activities in Asia. In May 2006, the Wealth businesses in Hong Kong and Indonesia were sold to AXA Asia Pacific. The remaining businesses have been consolidated with Hong Kong as the primary base supporting both the Tokyo and Singapore branches. The business commenced a strategic alliance with China Union Pay which claims to have up to 99% of the credit and debit card market in China. Chinese visitors to Australia will have access at NAB ATMs and EFTPOS terminals.

Refer to page 35 for detailed information of the financial performance of the Australia Region.

United Kingdom Region

United Kingdom Region (UK), consists of banking and wealth management activities in the UK that provide financial solutions to approximately 3.1 million customers in the UK. It includes nabCapital’s operations in the UK. At September 30, 2006, UK had 8,822 full-time equivalent employees.

The Group’s activities in the UK operate under two brands, Clydesdale Bank and Yorkshire Bank, within one legal entity, Clydesdale Bank PLC.

Clydesdale Bank was established in 1838 in Glasgow, has a long history of support for Scottish industries and communities, and has been part of the Group since 1987. Clydesdale Bank is one of Scotland’s largest retail banks, as well as one of the country’s leading business banks. In the 2006 year, Clydesdale Bank has continued to expand its network of Financial Solutions Centres in the south of England.

Yorkshire Bank was founded in 1859 in Halifax, West Yorkshire, and today maintains a strong regional focus in the north of England and the Midlands. Yorkshire Bank has a strong personal customer base and business capability, and has been part of the Group since 1990.

Each bank offers a broad range of financial products and services to both retail and business customers. Products and services provided by Wealth Management and nabCapital offer customers a further range of financial solutions.

Following the sale of Northern Bank Limited and National Irish Bank Limited to Danske Bank A/S in February 2005, the Group provided transitional services to Danske Bank A/S in respect of the Northern Bank Limited and National Irish Bank Limited operations to assist in the transition of ownership of those businesses. These transitional services were provided at cost and ended in April 2006. Subsequently, any ongoing services provided to Danske Bank A/S have been on commercial business terms.

In the 2005 year, the Group recorded a provision of $266 million to cover costs of restructuring initiatives including the streamlining of operations,

reductions in staffing levels and the reconfiguration of its distribution networks. It was anticipated that the restructuring would lead to a total reduction of approximately 1,700 positions across the UK over a 12-to-18 month period, together with the closure of approximately 60 Clydesdale Bank branches and 40 Yorkshire Bank branches. This decision reflected the changing needs of customers and the different ways in which they are banking. The branch closure programme was completed in March 2006, six months ahead of schedule, with a total of 105 branches closed and 99% of the reduced staffing positions being achieved by September 30, 2006.

At September 30, 2006, the Group’s UK distribution network comprised 153 Clydesdale Bank branches, 190 Yorkshire Bank branches and 74 Financial Solutions Centres, supported by 2 customer contact centres, internet banking, telephone banking and 921 ATMs.

During the 2006 year, a further 6 Financial Solutions Centres were opened in the south and, as at September 30, 2006, there were 38 centres operating in Scotland and the north of England and 36 centres operating in the south of England. Financial Solutions Centres offer integrated business and private banking services to small-medium sized business customers.

In the retail distribution network, the branch network rationalisation has been completed and other locations with potential have been reinforced with investment in ‘flagship’ branches, which handle micro businesses as well as retail customers.

Further expansion into the mortgage intermediary market continued with the marketing of Clydesdale Bank branded mortgage products through third party distributors. As at September 30, 2006, more than 450 broker relationships have been established.

In July 2006, Clydesdale Bank established an offshore branch banking operation in Guernsey, initially taking deposits with plans to expand the range of services offered.

Further progress has been made toward centralising, streamlining and simplifying technology and operations. ‘Customer Connect’, which is the Bank’s sales and service illustration tool, has been rolled out to all Yorkshire branches and a new teller system is now successfully operating in over half of those branches. The programme of process simplification and workload removal has continued with greater process and transaction centralisation. In addition, the processing of third party originated mortgages and procurement was outsourced during the year.

Rationalisation of products continues with a planned reduction in product numbers over the next 12-18 months. New base rate tracker mortgage and savings products and offshore deposit products have been launched to enhance our product offerings.

Major pension reforms were implemented during the 2006 year following consultations with staff, unions and pension fund trustees, including a ballot of employees to seek their agreement to the revised benefits. This has resulted in the three defined benefit schemes moving from ‘final salary’ to a ‘career average’ structure for benefits accrued from April 1, 2006. As part of the reforms, the Group made a one-off contribution across the defined benefit schemes during the 2006 year and improvements were made to the defined contribution scheme.

Attention has also been directed to further develop talent and the quality of leadership. A branch development programme has been undertaken with more than 200 senior retail staff to enhance leadership skills in areas such as coaching, mentoring and performance management.

Refer to page 36 for detailed information of the financial performance of United Kingdom Region.

New Zealand Region

New Zealand (NZ) Region consists of NZ Banking and Wealth Management activities, and at September 30, 2006 had 4,505 full-time equivalent employees. It does not include nabCapital’s operations in New Zealand.

NZ Banking represents the retail and business banking arm of the Group in NZ, which together with nabCapital operates under the Bank of New Zealand (BNZ) brand. Custom Fleet’s operations in NZ were also part of NZ Banking until they were sold on July 31, 2006. NZ Banking provides financial solutions for 1.1 million customers at September 30, 2006 and is the primary contributor of the NZ financial result. The Investment Management arm of the Wealth Management operations was sold during January 2006.

BNZ, acquired by the Group in 1992, is one of the largest financial service providers in NZ and has a strong brand position with comprehensive coverage in a very competitive market.

BNZ has strong market share positions in business, corporate, agribusiness and cards. A major component of BNZ’s longer-term strategy is also to drive growth in key personal market segments of housing, small-medium enterprises and youth.

BNZ continued its strong programme of re-investing in its people, products and infrastructure which is reflected in gains in customer satisfaction and brand awareness, and BNZ winning domestic and international awards for its Customer Contact Centres.

Focus on people development, performance and customers, and the ongoing enhancement of the physical distribution network, coupled with improved technology, automation and functionality through electronic and remote channels, continue to be core to the strategy. This, together with the strategic decision to discontinue the mortgage broker distribution channel, reflects BNZ’s vision to empower its customers with a range of convenient and cost-effective channels.

The distribution network at September 30, 2006 comprised of 180 outlets, 402 ATMs, and shared access to an extensive nationwide EFTPOS network. BNZ also has well-established telephone banking capabilities, in addition to its internet banking service catering for more than 310,000 registered users as at September 30, 2006.

Refer to page 37 for detailed information of the financial performance of New Zealand Region.

nabCapital (formerly Institutional Markets & Services)

nabCapital is a global business with operations in Australia, the United Kingdom, New Zealand, United States and Asia. At September 30, 2006, it had 2,075 full-time equivalent employees. nabCapital provides debt financing, financial risk management and investor services and products to the Group’s customers, and trades financial risk management products. It is also responsible for the management of relationships with top tier corporate clients and financial institutions.

In July 2006, the business was reorganised to establish two global business lines – Global Markets and Structuring & Investments - and three regionally focused businesses, Australia (including Asia and the US), the United Kingdom and New Zealand.

Global Markets is focused on traded products and financial risk management solutions. It provides foreign exchange, money market, commodities and derivatives products globally through a dedicated 24-hour dealing capability. Structuring & Investments is responsible for manufacturing investment products and managing nabCapital’s assets. The three regions are responsible for managing the franchise and customer relationships, including the provision of corporate finance products and services such as project finance and leveraged finance.

The reorganisation of the business ensures nabCapital’s structure aligns to its operating model of originating a more diverse mix of funding and risk management products, repackaging or warehousing the risk around those products, and distributing them to a larger pool of investors. This has helped nabCapital maintain its strong position in Australian bonds, loan syndications and project finance league tables (source: Thomson Financial and Dealogic), and saw positive movement in client satisfaction measures.

A strong emphasis on remediation work remains. The cultural change agenda continues with two-thirds of nabCapital employees participating in a cultural diagnostic which is helping to shape the next steps in the cultural development of nabCapital. In addition, nabCapital has initiated a three year Strategic Investment Program aimed at delivering a simplified, flexible, and cost effective business and technology platform to support its growth initiatives.

The move during the year to a new name and a distinct brand identity reflects more accurately the nature of the business. The new branding applies to nabCapital’s global operations except in New Zealand, where it continues to operate under the Bank of New Zealand brand.

Refer to page 38 for detailed information of the financial performance of nabCapital.

Other

The Group’s ‘Other’ business segment includes streamlined functions that support all the regional businesses and comprises Group Funding and Corporate Centre activities. Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. Corporate Centre activities include strategic development of the portfolio of businesses, financial and risk governance, developing and retaining talent, capital and balance sheet management.

Employees

The following tables summarise the Group’s staffing position as at September 30:

	2006	2005	2004
	Number	Number	Number
By geographic region
Australia	24,263	23,554	24,567
Europe	9,197	9,868	13,324
New Zealand	4,686	4,814	4,766
United States	93	114	141
Asia	194	583	719
Total full-time equivalents (1)	38,433	38,933	43,517

	2006	2005	2004
	Number	Number	Number
By line of business
Australia Region	22,411	22,136	23,128
United Kingdom Region	8,822	9,480	12,865
New Zealand Region	4,505	4,645	4,596
nabCapital	2,075	1,993	2,073
Other	620	679	855
Total full-time equivalents (1)	38,433	38,933	43,517

(1)                               Full-time equivalent employees (FTEs) includes part-time (pro-rated) and non-payroll FTEs (ie. contractors).

The Group’s full-time equivalent (FTE) employee numbers decreased by 500 or 1.3% to 38,433 during the 2006 year. This decrease primarily reflects the following:

•                  the sale of the Group’s Custom Fleet and MLC Asia businesses which reduced FTE by 923;

•                  restructuring activities, particularly in Australia and the United Kingdom, which decreased FTE by 1,654; partly offset by

•                  the uplift associated with projects and business initiatives, which increased FTE by 1,815.

The Group’s FTE employee numbers decreased by 4,584 or 10.5% to 38,933 during the 2005 year. This decrease primarily reflected the following:

•                  the sale of Northern Bank Limited and National Irish Bank Limited, which had 2,712 FTE at September 30, 2004; and

•                  the significant restructure, reorganisation and integration of all of the Group’s businesses, particularly in the Australia, United Kingdom and nabCapital segments, amounting to a reduction of 1,964 FTE.

Refer to page 47 for further information on the Group’s restructuring expenses and provisions recorded by the Company during the 2005 year.

The Group continues to work professionally and constructively with the unions in Australia, United Kingdom, New Zealand and in other countries where the Group operates, recognising their members as key stakeholders in the organisation. The Group utilises a number of industrial instruments including individually negotiated contracts and collective agreements.

In Australia, there is a single enterprise agreement, which comprises the terms and conditions for all employees. This agreement was developed and negotiated with the Finance Sector Union and was certified in

February 2006. The agreement replaced all previous agreements and some site agreements to provide a single consolidated version for Australian employees. The agreement runs from 2006 to 2009 and provides for a total of 4% pay increase each year for all employees, excluding those on management levels.

Bank of New Zealand has a collective agreement covering the branch network, contact centres and back-office locations. This collective agreement was renegotiated with FinSec late in calender 2005 and runs from November 2005 to October 2007. A pay increase of 4.35% was paid to these employees in November 2005, with a further 4% paid in November 2006.

Pay negotiations commenced with the UK union, Amicus, during November 2005. A single negotiation process replaced the three separate pay negotiations previously conducted annually. A pool of 3.3% was paid to these employees with a further 0.1% available for lower paid employees.

For further information on the remuneration and reward policies offered by the Group, refer to the ‘remuneration report’ on pages 78 to 93 of this annual financial report and note 41 ‘shares, performance options and performance rights’ and note 52 ‘equity instrument holdings of key management personnel’ in the financial report.

Economic outlook

This section contains forward-looking statements. Refer to ‘forward-looking statements’ on page 4.

Global economic conditions remained strong in 2006. While the US expansion has begun to moderate, China and more generally developing economies performed very strongly. In addition Japanese activity picked up significantly and the Euro area has improved.

Business conditions in the countries that contain the bulk of the Group’s assets remained solid but varied by regions and sectors. In New Zealand, slow growth emerged as households adjusted to higher interest rates and cooling property markets. Australian activity remained strong and unemployment levels continue to fall. Resource and related sectors and regions were boosted by high commodity prices, while conditions moderated in retail and manufacturing sectors. UK activity picked up with contributions from both household spending and business investment.

The global growth outlook is for a moderation in activity in 2007. The normalising of interest rates and continued high oil prices are expected to continue to slow the pace of the current global expansion. Growth is also expected to be sustained in the Group’s main operating regions. In Australia, some moderation in domestic spending is expected. The drought and slower domestic demand is expected to impact growth. Faced with capacity and inflationary pressures, New Zealand looks set to sustain slow growth in domestic spending. In the UK, growth is expected to remain reasonable – with a strong services sector but a weak manufacturing sector.

The Group’s main areas of operation continue to face similar economic risks and vulnerabilities. External imbalances and already stretched fiscal positions – especially in the US and Europe – might limit any response to any increased geopolitical tensions. Any disruption to the current strong growth in China and other emerging economies would also be expected to lead to a marked revaluation of global income growth and asset prices. On the other hand, overly aggressive action by central banks in response to inflation pressures could also trigger negative wealth effects and a marked slowdown in household spending.

Competition

The Australian financial system is characterised by intense competition from a large number of traditional and new players, and well-developed equity and corporate bond markets. There are four major national banks and many other financial conglomerates with national operations offering a complete range of financial services, as well as a number of smaller regional institutions and niche players. Non-bank financial institutions are a force in the Australian financial system, although many have demutualised over the past decade to capture capital-related and other competitive advantages. Non-bank financial institutions offer a wide portfolio of products and services including insurance, investments and superannuation (pensions).

Competition also comes from numerous Australian and, in many cases, international non-bank financial intermediaries including investment and merchant banks, specialist retail and wholesale fund managers, building societies, credit unions and finance companies. Product and functional specialists operate and are important players in the household and business mortgage, credit card deposit and other payment services markets. The rapid development and acceptance of the internet and other technologies have increased competition in the financial services market and improved choice and convenience for customers.

These forces are evident across all of the Group’s businesses in each of its geographic markets. Within the broader financial services industry, increased competition has led to a reduction in operating margin, partly offset by fees and other non-interest income and increased efficiencies. The latter has been largely achieved through greater investment in new technologies for processing, manufacturing and retailing products and services. These trends towards increasingly contestable markets offering improved access, wider choice and lower prices for customers are expected to continue in the future.

Risk management

Introduction

Effective management of risk is a key capability for a successful financial services provider, and is fundamental to the Group’s strategy. A key component of the Group’s risk management strategy is the establishment by the Board of a formal ‘risk appetite statement’ for the Group.

This places an overall limit on the total amount of risk that the Group is prepared to take. That position is set with respect to the returns that the Group is seeking to provide to shareholders, the credit rating that the Group is seeking to maintain, and the Group’s capital position and desired capital ratios.

This position informs the Group’s risk, capital and business management limits and policies. It is periodically reviewed by the Board as a part of the strategic planning process, or as the commercial circumstances of the Group change.

The Group manages risk within an established ‘three lines of defence’ framework. The first line of defence comprises the business units managing the risks associated with their activities. The second line encompasses dedicated risk functions at both a Group and regional level, which are accountable for independent monitoring and oversight. The third line of defence relates to Internal Audit independently reviewing, monitoring, and testing business unit compliance with risk policies and procedures, and regularly assessing the overall effectiveness of the risk management framework. Control is exercised through clearly defined delegation of authority, with clear communication and escalation channels throughout the organisation.

The Group Risk Management Committee, chaired by the Group Chief Executive Officer, serves as the principal risk strategy and risk policy decision making management body within the Group, and provides the Board with assurance in the performance of the overall risk management framework. This committee is supported by five sub-committees – Group Credit Risk Committee, Group Market Risk Committee, Group Operational Risk and Compliance Committee, Group Asset and Liability Committee, and Group Economic Capital Committee – each with a specialised focus.

Each of the four major regions also has a regional Risk Management Committee comprised of senior regional executives, which serves to provide a leadership focus on key risk issues within the region.

Refer to page 61 for Risk Committee members, responsibilities and charter.

In response to the March 2004 APRA report on the foreign currency options trading losses, significant progress has been made to improve market risk systems, governance processes, and organisational culture although the organisation continues to invest in further development of systems and culture. Key outcomes include the reopening in May 2005 of the foreign currency options trading desk, closure of all governance and culture related remedial actions in April 2006 and in December 2006, APRA approved the return to the use of the internal model for the calculation of the market risk component of risk weighted assets, from January 1, 2007.

Risk factors

The following are certain risk factors that may impact the Group’s future results. The factors discussed below should not be considered to be the complete list of all potential risks.

For a discussion of the Group’s risk mitigation procedures, refer to ‘risk mitigation’ on pages 16 to 20.

Credit risk

As a financial institution, the Group is exposed to the risks arising from changes in credit quality and the ability of the borrowers or counterparties to fulfil their contractual obligations under loan agreements or other credit facilities. The Group’s provision for doubtful debts provides for loan losses incurred in loans and advances. Estimating losses incurred in the loan portfolio is of its very nature uncertain and the accuracy of those estimates depends on many factors, including general economic conditions, rating changes, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Market risk

The Group’s earnings are also subject to a range of market risks, principally changes in market interest and foreign exchange rates, equity and commodity prices, and associated financial derivatives.

Liquidity and funding risk

The Group is exposed to liquidity and funding risk and its banking entities must comply with the relevant regulatory liquidity requirements of the banking and other regulators in the countries they operate in.

Operational risk

As a financial services group, the Group is exposed to operational risks, being the risk of loss resulting from inadequate or failed processes, people or systems or from external events.

Pension risk

Pension risk is the risk that, at any point in time, there are insufficient funds available to meet the pension obligations due now and in the future. There are a number of factors that underpin pension risk, each with differing characteristics. Broadly, pensions risk can be described as being the aggregation of asset risk, liability risk and accounting risk. The Pension Group’s principal exposure to pension risk is in the UK business.

Regulatory risk

The Group is subject to substantial regulation in the countries where it operates. The Group’s businesses and earnings maybe affected by fiscal or other policies that are adopted by various regulatory authorities, or the failure to meet the requirements of those regulators.

Changes or developments in regulations, including accounting standards, could impact the earnings performance of the Group. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Regulatory agencies have broad administrative power over many aspects of the Group’s business, including liquidity, capital adequacy and permitted investments, money laundering, privacy and record keeping. Financial services laws and regulations currently governing the Group, the Group’s branches and subsidiaries may change in ways that could have an adverse impact on the Group’s business. Also, bank regulators and other supervisory authorities in Australia, the United Kingdom, the US and elsewhere continue to examine payment processing and transactions under regulations governing such matters as money laundering, prohibited transactions with countries subject to sanctions and other anti-corruption matters. If the Group fails to respond appropriately to regulatory developments, actions or measures, the Group’s reputation could be harmed and could be subject to additional legal risk, such as fines or penalties.

Strategic risk

Strategic risk is the current or prospective risk to earnings and capital arising from poor business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. These include the quality of the strategic planning process, the achievability of the strategy, the implications of the strategy on risk appetite and the nature of products, services and customers targeted.

Business conditions and general economy risk

As an international financial services group, the Group’s businesses are affected by conditions in the markets in which it operates. The profitability of the Group’s businesses could be adversely affected by a worsening of general economic conditions in Australia, New Zealand, the UK, the US, or elsewhere, as well as by foreign and domestic trading market conditions.

Legal risk

The Group may be and is subject to legal proceedings, including tax disputes with the taxation authorities in Australia and New Zealand. The outcome of these proceedings could affect earnings.

Refer to note 46 in the financial report for further information on the Group’s contingent liabilities, including the tax disputes.

Fluctuations in currency exchange rates

As the Group prepares its annual financial report in Australian dollars, changes in currency exchange rates, particularly between the Australian dollar and the British pound, NZ dollar or US dollar, may have an adverse effect on the earnings that it reports.

Other

Many other types of risks such as those pertaining to payment systems, computer systems fraud, legislative compliance, business continuity, disaster recovery and e-commerce risks exist and are managed throughout the Group.

Risk mitigation

For the major areas of risk, the processes for managing these risks is discussed below:

Credit risk

The Group’s credit risk management infrastructure is designed to provide sound management principles and practices to maintain appropriate asset quality across the Group.

The Group has dedicated divisions within Group Risk Management, responsible for the development and maintenance of credit policies, large counterparties’ credit approvals, and the development and maintenance of key credit risk systems.

Establishing an appropriate credit risk environment

Significant credit risk strategies and policies are reviewed and approved annually by the Risk Committee of the Board, and ultimately the Board. Through such policies, the Board establishes the Group’s tolerance for risk. These policies are delegated to management and administered under their guidance and control.

Single large exposure policies and industry concentration limits are in place across the Group. Overall composition and quality of credit portfolio exposures are monitored and periodically reported to the regional boards and the Board, and, where required, to the relevant supervisory authorities.

Operating under a sound credit granting process

The Group has established processes for the origination of credit. Key considerations include:

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

•                  consideration of economic and industry conditions; and

•                  an objective customer risk rating assessment system.

Supporting these considerations are defined and documented policies and processes for the origination of credit. The key elements of the process include:

•                  clearly defined authorities for the approving of credit; and

•                  a system of overview of credit approvals by a higher level of authority to ensure adherence to policies and good credit practice.

The delegated authorities are aligned to the counterparty risk by the inclusion of customer risk ratings in the authority matrix. The Group’s credit rating system is based on probability of default of a counterparty and provides differentiation of credit risk and focus in pricing for risk.

For consumer credit, scoring systems are in place and are supported by appropriate monitoring tools. These tools provide the essential continual review of data integrity, scorecard performance and decision strategies.

Software to validate and verify input data is used globally to support data integrity and counteract fraudulent activity.

Maintaining adequate controls over credit risk

Monitoring the condition of individual credit exposures in the business units principally rests with the customer-facing relationship managers, with overview by Risk Management credit executives.

There is a formal process, undertaken by specialist units, of independent oversight of credit in each region across the Group. Periodic reporting is submitted to management and the Risk Committee of the Board.

Credit processes and policy compliance are subject to internal auditing. In addition, targeted credit reviews of specific business units or regions are undertaken by Risk Asset Review teams. Credit exposures identified by this team to be outside agreed parameters are reported to the appropriate levels of authority for attention.

Credit exposures showing adverse trends are passed to specialist units that undertake the collections and recovery processes. The Group utilises skilled internal resources supported by external resources. Through the use of due diligence techniques, the Group regularly targets areas of interest or concern within its credit portfolio to review and maintain the quality of the credit portfolio.

The Group also provides quarterly information to APRA, detailing large exposures to individual customers or groups of related customers in excess of 10% of total Tier 1 and Tier 2 capital. APRA applies restrictions on the Group’s ability to accept large credit exposures.

Market risk

The management of market risk is segregated between risk derived in the Group’s trading activities and risk resulting from mainstream banking activities.

Traded market risk

Traded market risk is mainly due to the trading activity undertaken by the Group through its dealing desks, which focus on traded products and risk management solutions for customers. The Group currently provides foreign exchange, money markets, commodities, credit products and associated derivatives products globally through a dedicated 24 hour dealing capability.

Traded market risk is managed and controlled in accordance with policy approved by the Risk Committee of the Board. Trading is conducted on the basis of specific purpose profit centres authorised to deal in certain instruments approved by a management committee.

Traded market risk is primarily managed and controlled using Value at Risk (VaR) which is a standard measure used in the industry. The global VaR limit is approved by the Board and delegated at the discretion of the Group Chief Executive Officer.

VaR methodology

VaR is an estimate of potential losses resulting from shifts in interest rates, currency exchange rates, traded credit spreads, option volatility, equity prices and commodity prices. The estimate is calculated on an entire trading portfolio basis, including both physical and derivative positions. The Group’s VaR is predominantly calculated using historical simulation. This method involves multiple revaluations of the trading books using two years of historical pricing shifts. The pricing data is rolled monthly so as to have the most recent two year history of prices. The results are ranked and the loss at the 99th percentile confidence interval identified. The calculation and rate shifts used assume a one-day holding period for all positions.

In the case of small number of products such as commodities and equities, an alternate contingent loss matrix approach is used. While risk positions in these asset classes are small, efforts are continuing to bring them within the scope of the VaR methodology described above.

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

•                  VaR is calculated on positions at the close of each trading day, and does not measure risk on positions taken and closed before the end of each trading session; and

•                  VaR measure does not describe the directional bias or size of the positions generating the risk.

VaR estimates are checked via backtesting for reasonableness and continued relevance of the model assumptions.

The Group employs other risk measures to supplement VaR, with appropriate limits to manage and control risks, and communicate the specific nature of market exposures to executive management, the Risk Committee of the Board and ultimately the Board. These supplementary measures include stress testing, stop loss, position and sensitivity limits.

Relationship between risk measures

Given the variance in the levels of detail and differing valuation shifts used to calculate these measures, the Group harmonises the specific desk controls with VaR. Market Risk conducts a calibration program supported by ongoing portfolio analysis, to maintain consistency across different risk controls. With the introduction of an Economic Capital framework, the various measures will be linked and derived from the economic capital allocated and used by each of the profit centres within traded market risk.

During the year, the Group’s VaR exposure has been maintained within the Board approved limit. The following table shows the Group’s VaR for all controlled banking entities’ trading portfolios, including both physical and derivative positions:

Value at risk at 99% confidence interval	2006	2005
	$m	$m
Average value for year
Foreign exchange risk	1	3
Interest rate risk	9	13
Volatility risk	1	1
Commodities risk	1	—
Credit risk (1)	1	—
Diversification benefit	(3)	(3)
Total	10	14
Minimum value for year (2)
Foreign exchange risk	1	1
Interest rate risk	5	9
Volatility risk	1	1
Commodities risk	—	—
Credit risk (1)	1	—
Diversification benefit	(1)	—
Total	7	11
Maximum value for year (2)
Foreign exchange risk	4	7
Interest rate risk	14	18
Volatility risk	1	3
Commodities risk	2	1
Credit risk (1)	4	1
Diversification benefit	(10)	(10)
Total	15	20

(1)          As of June 1, 2005, market risk included credit VaR as part of the internal model calculation.

(2)          VaR is measured individually according to foreign exchange risk, interest rate risk, volatility risk, commodities risk and credit risk. The individual risk categories do not sum up to the total risk number due to diversification benefit.

Non-traded market risk

Non-traded market risk includes structural interest rate risk, structured foreign exchange risk, liquidity and funding risk.

The primary objective for the management and oversight of the risk is to maintain the risk profile within approved risk appetite and limits, while implementing strategies that optimise stable current and future earnings from the impact of market volatility.

Policies, inclusive of risk appetite and limits, are approved by the Board, with Group authority delegated to the Group Asset and Liability Management Committee (Group ALCO) and Regional Asset and Liability Management Committees (Regional ALCOs) for their subsequent implementation and monitoring.

Interest rate risk management across the Group is directed by Group Treasury, with execution on a regional basis.

Risk oversight is the responsibility of the Group Non-Traded Market Risk team which reports directly to the Deputy Group Chief Risk Officer. This team maintains standards of independence and control resilience consistent with traded market risk, with teams in place across the regional businesses.

Structural interest rate risk

Structural interest rate risk is the risk to the Group’s earnings and capital that arises out of customers’ demands for interest rate-related products with various re-pricing profiles. As interest rates and yield curves change over time the Group may be exposed to a loss in earnings and capital due to the re-pricing structure of the balance sheet. It includes:

•                  re-pricing risk – the risk of loss of earnings or economic value caused by the differential timing of the re-pricing of assets and liabilities in the banking book;

•                  basis risk – the risk of loss of earnings or economic value due to the repricing of assets and liabilities in the banking book relative to different wholesale market rates;

•                  yield curve risk – the risk of loss of earnings or economic value due to a change in the slope or shape of the yield curve; and

•                  optionality – the risk of loss of earnings or economic value owing to unanticipated changes to balance sheet volumes or rates as a result of embedded options in the banking book.

The objective of the Group is to secure stable and optimal net interest income over both a 12-month period and over the long term, as exemplified via the investment term of equity and non-interest-bearing deposits.

Interest rate risk is principally managed through the use of interest rate swaps, forward rate agreements, overnight index swaps and futures. All products are used within approved mandates, with strategies subject to monthly reporting to Group ALCO and Regional ALCOs.

Basis risk is more difficult to manage, given limited market liquidity in basis risk products. To mitigate this risk, Group Treasury and the Group Non-Traded Market Risk team closely monitor pricing strategies, product innovation and marketing, since these play an important role in reducing the mismatch attributable to repricing characteristics of assets and liabilities provided to customers.

The Group employs VaR as one of its principal measures for interest rate risk, along with an Earnings at Risk (EaR) measure that calculates the impact on future net interest income over the next 12 months. These limit measures are calibrated to calculate structural interest rate risk, incorporating different confidence intervals, holding periods and reporting timeframes than those for traded market risk, and are complemented by sensitivity and scenario analyses.

The table below presents a summary of the aggregated structural interest rate risk relating to non-trading assets and liabilities. The table contains forward-looking statements (refer to ‘forward-looking statements’ on page 4). Based on the structural interest rate risk position at balance date, the table shows the potential impact on net interest income, for the year ending September 30, 2007 of an immediate 1% parallel movement in interest rates across the whole yield curve.

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

	Forecast effect on net interest income 2006(1)		Forecast effect on net interest income 2005(2)
	Rates up 1%	Rates down 1%	Rates up 1%	Rates down 1%
	$m	$m	$m	$m
Australian Operations	(11)	11	42	(42)
Non-Australian Operations	46	(46)	10	(10)

(1)          Represents the forecast effect on net interest income for the year ending September 30, 2007 as calculated by the EaR measure.

(2)          Represents the forecast effect on net interest income (as at September 30, 2005) for the year ended September 30, 2006.

Hedging strategies

Regional Treasuries execute hedging strategies to mitigate risk and manage exposures within limits and metrics set by Group and Regional ALCOs, in line with the risk appetite approved by the Board. The Regional Treasuries have a set of approved products to execute hedging strategies, primarily interest rate swaps, forward rate agreements and interest rate futures contracts. These strategies reduce risk via offsetting the exposures to achieve a lower level of VaR/EaR, consistent with the hedge strategy intent. The strategies are targeted to minimise the exposure to a loss of earnings and capital, and are subject to validation by Group Non-Traded Market Risk. In addition to the objective of reducing repricing risk across the balance sheet, the strategies are evaluated with regard to AIFRS reporting requirements. In the majority of cases, hedging relationships that are effective under AIFRS are established. Where the requirements of AIFRS are not met, such derivative financial instruments are classified as non-hedging for accounting purposes.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Structural foreign exchange risk

Structural foreign exchange risk arises from investments in the Group’s foreign branches and controlled entities. Both earnings and capital are exposed to movements in foreign exchange rates as a result of these investments.

Reported earnings and capital are exposed to movements in exchange rates as a result of the need to translate earnings and net assets of the foreign operations into the Australian dollar consolidated financial statements. This exposure is referred to as an accounting or translation exposure which, in the absence of any long-term realignment in exchange rates, has no lasting impact on underlying economic exposures. As a consequence, the Group does not hedge these exposures as a matter of course.

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

Liquidity and funding risk

Liquidity risk is the risk that the Group is unable to meet its current and future financial obligations as they fall due at acceptable cost, and includes:

•                  intra-day – ability of the Group to meet intra-day collateral requirements in relation to clearing and settlement obligations;

•                  operational – ability of the Group to meet refinancing requirement for a predefined period i.e. up to 30 days; and

•                  structural – liquidity risk profile of the Group balance sheet to accommodate the Group strategic plan and Board risk appetite.

Funding Risk is the appetite and capacity of the market to provide adequate diversified term and short term funds to meet the Group’s strategic plan objectives, and includes:

•                  concentration risk - ability of the Group to diversify its funding sources to prevent undue reliance on a single or related counterparties;

•                  tenor risk - ability of the Group to raise adequate longer term funds (maturity at issue in excess of 12 months); and

•                  market access risk - the risk that the Group cannot access the market either domestically or via other banking subsidiaries within the Group at the time funding is needed.

The Group manages liquidity and funding risk through a combination of positive cash flow management, the maintenance of portfolios containing high quality liquid assets, maintenance of a prudent funding strategy and diversification of its funding base. The Group undertakes a conservative approach by imposing internal prudential limits that are in addition to regulatory requirements.

Regulatory supervision of banking liquidity in Australia is undertaken by APRA through its Prudential Standard APS 210 “Liquidity” (APS 210). In accordance with the requirements of APS 210, risk is measured and managed in the Group’s banking entities on a cash flow basis. Each regional bank is required to monitor under both ‘going concern’ and ‘name crisis’ scenarios, and cash flow mismatch limits have been established to limit the Group’s exposure. An additional prudential requirement of the regional banks is to maintain liquid asset portfolios to meet unexpected cash flow requirements.

Regulatory authorities in some countries in which the Group operates impose their own requirements to ensure that liquidity is managed prudently. These requirements may involve the bank maintaining a reserve deposit account with the central bank, holding a portfolio of highly liquid securities and overseeing the internal prudential supervision of liquidity.

Short term funding (under one year) is managed by nabCapital and Regional Treasuries on a Regional basis, consistent with the Group’s Liquidity objectives. Funding over one year is managed by Group Treasury.

A three-level contingency plan has been established for the management of an escalated liquidity requirement where the Group experiences either restricted access to wholesale funding, or a large increase in the withdrawal of funds. The plan identifies triggers on each level, details the action required, allocates the key tasks to individuals, provides a timeframe and defines a management committee to manage the action plan.

Refer also to ‘liquidity, funding and capital resources’ on page 24.

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

The Group attempts, wherever possible, to segregate policyholder funds from shareholder funds. Appropriate investment mandates are then developed for each. The Group attempts to match asset characteristics with the nature of policy obligations. The shareholder funds are invested so as to meet the likely obligations of those funds in the event adverse risks transpire. However, certain clauses included in policy and sales documents, regulatory constraints or the lack of suitable investments may affect this.

The majority of the policyholder assets are held for investment-linked policies where the policyholder bears the risk of movements in the market value and determines the allocation of the assets. Should markets fall, fee income of the Group will decrease as it is based on the amount of assets invested.

Operational risk

Various reports are produced at management, Board committee and Board level to assist with their oversight and monitoring obligations. This incorporates regional reporting of risk profiles, key operational risk events, as well as consideration of external events and their relevance to the Group. This process generates visibility and understanding of the Group’s overall operational risk profile.

The Operational Risk Framework is based on a set of core principles and defines the Group’s standards for operational risk management. Its design recognises the importance of embedding operational risk into ‘business-as-usual’ activities. It has particular focus on defining and implementing the right behaviours and incorporating risk considerations into the Group’s systems and processes.

The Operational Risk Framework includes:

•                  a structured risk management process to facilitate the identification, assessment, quantification, monitoring and management of operational risks within the Group’s operational risk appetite;

•                  systematic management and oversight of the Group’s operational risk; and

•                  reference to the Group Risk Charter which contains an established governance structure that is used to ensure consistent application, management and reporting of the operational risk management process.

Regulatory risk

Regulatory risk arises from the risk of regulatory change or from failure to meet the requirements of law or regulation. Material impacts can include reputation impact, incurring restrictive conditions on how the Group does business or loss or suspension of licence to engage in certain activities. To mitigate this risk, the Group actively participates in regulatory developments with the regulatory authorities of the Australian Government, foreign governments and international agencies. The Group also places significant emphasis on maintaining appropriate internal compliance arrangements to ensure we meet these requirements.

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

Consumer affairs offices in each Australian State and Territory are responsible for specific credit and fair trading legislation.

The Australian Transaction Reports and Analysis Centre (AUSTRAC) oversees compliance with the requirements of the Financial Transactions Reports Act 1988 (Cth), which obliges the Group to identify its customers and collect and report information about certain transactions. AUSTRAC has dual roles as Australia’s anti-money laundering regulator and specialist financial intelligence unit.

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

APRA has maintained prudential standards covering capital adequacy, market risk, funds management and securitisation, liquidity, credit quality, large exposures, associations with related entities and group risk management, outsourcing, business continuity management, risk management of credit card activities and audit and related arrangements for prudential reporting.

With effect from July 1, 2006, revisions to the prudential standards covering capital adequacy, credit quality, large exposures and funds management and securitisation were issued by APRA to address its response to AIFRS. APRA has also issued two new prudential standards with effect from October 1, 2006, covering fitness and propriety of key responsible persons and corporate governance.

Further, APRA is in the process of fully updating its suite of capital adequacy standards to reflect the introduction of the Basel II Capital Accord framework (refer to further discussion under ‘changing regulatory environment’).

APRA requires ADIs to provide regular reports covering a broad range of information, including financial and statistical data relating to their financial position and prudential matters. APRA gives special attention to capital adequacy, sustainability of earnings, loan loss experience, liquidity, concentration of risks, potential exposures through equity investments, funds management and securitisation activities, and international banking operations.

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

The Group’s wealth management business is regulated by both ASIC and APRA. ASIC administers legislation relating to Wealth Management’s key financial services, including managed investments, superannuation, retirement income streams and insurance. Its role is to ensure industry participants comply with legislation, while promoting fair, confident and informed participation in the Australian market by investors and consumers. APRA provides prudential regulation through the oversight of Wealth Management’s life insurance companies and approved trustees of superannuation funds and ‘responsible entities’ of managed investment schemes. As with ADIs, APRA undertakes both off-site and on-site assessment of this activity at both a Wealth Management group and individual entity/business line level. APRA’s industry focus over the past year has been on the re-licensing of approved trustees.

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

The local UK regulatory frameworks are broadly similar to those in force in Australia, which incorporate risk-based capital adequacy guidelines in accordance with the framework developed by the Basel Committee on Banking Supervision. The FSA also regulates the Group’s UK wealth management operations, and is responsible for maintaining market confidence, promoting public awareness, protecting customers and reducing financial crime. The FSA has also introduced since October 2004, comprehensive frameworks addressing the provision of mortgage and general insurance.

In New Zealand, the emphasis of the RBNZ’s regulatory approach is primarily on enhanced disclosure and directors’ attestations to key matters. Under conditions of registration, banks are required to comply with minimum prudential and capital adequacy requirements. The RBNZ monitors banks’ financial condition and conditions of registration, principally on the basis of published disclosure statements.

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

Anti-money laundering

Each of the major countries in which the bank operates are undertaking revisions to their Anti-Money Laundering and Counter Terrorist Financing law and regulation.

On December 12, 2006, the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) became effective. The Group has been actively working with peer banks and external stakeholders in the development of the act and the attendant rules.  The implementation of the requirements within the act will update and revise the anti-money laundering activity undertaken by the bank’s Australian business operations.  The bank has initiated a change program and project to implement the requirements of the act and rules within the business operations.

Revised requirements are being developed in New Zealand and are anticipated to proceed through the legislative process from late 2007.

The FSA in the UK have revised their approach to anti-money laundering and have updated the anti-money laundering Sourcebook, replacing it with high level provisions in the Senior Management Systems and Controls sourcebook and placing more onus on the Joint Money Laundering Steering Group (JMLSG) guidance. Her Majesty’s Treasury approved the revised JMLSG guidance in February 2006. The revised guidance changes the way that the processes designed to detect money laundering and terrorist financing regulation are managed, enabling the UK financial services industry to take a sharper risk-based approach to anti-money laundering activity. The UK is also revising the Money Laundering Regulations in order to implement the requirements contained in the 3rd European Union (EU) Directive.

Basel II Capital Accord

In 1988, the Bank for International Settlements (BIS) developed the Basel Capital Accord that set out international benchmarks for assessing banks’ capital adequacy requirements. In response to changes in banking practices, BIS reviewed the Basel Capital Accord and released a revised regulatory framework known as the “Revised Framework” or Basel II. Amongst various objectives the Revised Framework seeks to encourage the development and use of more risk-sensitive capital calculations and to do so through greater use of risk assessments provided by banks’ own internal systems.

The new framework incorporates changes to the measurement of banks’ minimum regulatory capital requirements and additional identification of risk types. The framework is structured on:

•                  minimum capital requirements;

•                  key principles of supervisory review processes and banks’ internal capital assessment processes; and

•                  market discipline (public disclosure).

APRA has commenced releasing draft prudential standards in conformity with the Revised Framework which is expected to commence in Australia at the start of calendar year 2008.

Consistent with APRA requirements, the Group has submitted its first parallel run report for Basel II accreditation. This forms part of an accreditation process that will continue throughout calendar year 2007.

The Group continues to work with its key regulators in Australia and overseas to ensure that the Group’s Basel II program aligns with regulatory requirements.

Payment system reforms in Australia

The RBA’s reforms which significantly reduce interchange fees for EFTPOS Debit purchases and Visa Debit came into force on November 1, 2006.

Members of the Australian Payments Clearing Association and the RBA have finalised their access regime to allow new entrants to more easily connect to the EFTPOS bilateral network. These reforms have taken effect in September 2006.

UK Consumer Credit Acts 1974 and 2006

The provision of credit to personal consumers in the UK is currently regulated by the Consumer Credit Act 1974 (CCA). The CCA regulates all aspects of lending to consumers from advertising and documentation through to settlement and default procedures. Major revisions were made to the advertising and documentation regulations in 2004 and 2005. A new Consumer Credit Act 2006 (CCA) was passed earlier this year which supplements the 1974 Act.

The provisions of the new Act include:

•                  new requirements for account maintenance and dealing with default;

•                  additional scope for borrowers to challenge unfair lending; and

•                  the removal of the current GBP25,000 financial limit to bring most consumer lending with the scope of the Act.

Implementation is phased, with the majority of the changes taking place in 2008. A project is underway to assess the impact and implement the changes.

MiFID (Markets in Financial Institutions Directive)

MiFID is an EU directive, which will result in a major rewrite of the conduct of business rules for investment services in the UK. It was developed as part of the European Commission’s Financial Services Action Plan, and is expected to come into force by November 1, 2007, replacing the current Investment Services Directive.

According to the FSA’s November 2005 publication, Planning for MiFID, its implementation will “significantly alter financial services regulation in the UK, how firms operate their businesses and the way they interact with customers”. Most firms conducting investment business will be affected by MiFID. For example, the FSA will be re-writing significant sections of its handbook, which will affect all firms conducting investment business, changing the nature of their regulatory obligations to clients and their supervisory relationship with the FSA.

Certain legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.

The Company received a document request from the SEC Division of Enforcement in February 2004 as part of an investigation into certain Australian registrants and public accounting firms. The SEC Division of Enforcement has requested documents and information and is investigating issues that have occurred since at least as early as October 1, 2000 (the commencement of the 2001 year) regarding independence of the Company’s former auditor, KPMG, and regarding the Company’s accounting and internal controls, including the unauthorized foreign currency options trading matter and Homeside US.

During the 2003 and prior fiscal years, KPMG employees performed non-audit services for the Group, including loan reviews in the Credit Restructuring unit in Australia and in the tax and internal audit functions, while on secondment to entities within the Group. KPMG was the external auditor of the Company until January 31, 2005. All KPMG internal audit secondments were terminated by the end of the 2002 year and all KPMG secondments ceased from the end of the 2003 year. KPMG has also informed the Company and the SEC that during the 2004 year, 12 KPMG professionals maintained savings and checking accounts and three had loans with the Company that are not permitted by the SEC’s auditor independence rules. While KPMG has reported that some of these circumstances were potential violations of the SEC independence rules, KPMG has advised the Company that it does not consider its independence to have been compromised. The SEC is also reviewing services of KPMG relating to potential or actual borrowers from the Company, such as acting as receiver and manager, investigating accountant, monitoring consultant and an agent for a mortgagee in possession, and legal services provided to the Group by a UK law firm formerly affiliated with KPMG.

The SEC Division of Enforcement has also requested information about the Company’s investment in HomeSide US, which resulted in the recognition of a $1,323 million (after tax) impairment loss on mortgage servicing rights (MSRs), $1,436 million provision for changes in valuation assumptions to reduce the carrying value of the MSRs to an estimated market sale value and a $858 million goodwill write down in 2001. The Company has also provided to the SEC information about the Company’s unauthorized foreign currency options trading announced in January 2004. In the investigation of these losses, it was found that, in the Institutional Markets & Services division, there was inadequate supervision and failures in control procedures and risk management systems. Following a review conducted by APRA, the Company’s prudential regulator, the Company has taken steps to improve its control systems. The issues identified in the APRA review have either been fully remediated or alternative controls have been reviewed and relied upon for financial reporting. A key outcome was the reopening in May 2005 of the foreign currency options trading desk.

The Company continues to cooperate fully with the SEC regarding this matter. While the Company cannot predict action the SEC may take in response to its investigation, it has authority to impose or negotiate a broad range of possible sanctions for any breaches. These include requiring the Company to make a monetary payment, entry of a cease-and-desist order or injunction requiring the Company to cease future violations of the U.S. securities laws or face substantial monetary sanctions, and requiring the Company to improve the Company’s internal controls or policies, change or curtail the Company’s business, change the Company’s management or take other steps, such as engaging an independent consultant to evaluate and report on the Company’s controls, policies or other matters and the Company’s progress towards improvement within mandated timeframes.

The Group does not consider that the outcome of any proceedings, either individually or in aggregate, is likely to have a material effect on its financial position. Where appropriate, provisions have been made.

For further information on contingent liabilities of the Group including disputes with the Australian Taxation Office and the New Zealand Inland Revenue Department, refer to note 46 in the financial report.

Liquidity, funding and capital resources

Liquidity and funding

The Group’s banking entities comply with the regulatory liquidity requirements of the banking regulators in Australia, the United Kingdom, New Zealand, United States and other geographies in which the Group operates as required. The Group’s Wealth Management businesses also comply with the regulatory liquidity requirements of its Australian Financial Services Licences and the requirements of its various non-Australian regulators. Liquidity within the Group is also managed in accordance with policies approved by the Board, with oversight from regional and Group Asset and Liability Management Committees (for further information refer to ‘Risk management’ on page 15 for a detailed discussion).

The principal sources of liquidity for the Group are:

•                  trading securities and investments - available for sale;

•                  interest received from customer loans;

•                  customer deposits;

•                  life insurance premiums;

•                  proceeds from commercial paper, certificates of deposit, bonds, notes and subordinated debt issues;

•                  fee income; and

•                  interest and dividends from investments.

The Group’s primary source of funding is from deposits and other borrowings – on-demand and short-term deposits, term deposits, and bank issued certificates of deposit. Of total liabilities at September 30, 2006 of $456,813 million (2005: $391,051 million), funding from customer deposits and certificates of deposit (including amounts accounted for at fair value) amounted to $207,745 million (2005: $186,027 million) or 45.5% (2005: 47.6%). Although a substantial portion of customer accounts are contractually repayable within one year, on-demand, or at short-notice, such customer deposit balances have provided a stable source of core long-term funding for the Group.

Deposits taken from the inter-bank market of $37,489 million as at September 30, 2006 (2005: $36,322 million) supplement the Group’s customer deposits. The Group also accesses the domestic and international debt capital markets under its various funding programs. As at September 30, 2006, the Group had on issue $68,621 million (2005: $41,490 million) of term debt securities (bonds, notes and subordinated debt including bonds, notes and subordinated debt accounted for at fair value) and the following funding programs available to fund the Group’s general banking businesses:

Short-term funding programs:

•                  US commercial paper program – National Australia Funding (Delaware) Inc. (unconditionally guaranteed by National Australia Bank Limited);

•                  Global commercial paper and certificate of deposit program – National Australia Bank Limited;

•                  Global commercial paper program – Bank of New Zealand;

•                  Global commercial paper program – Bank of New Zealand International Funding Limited (guaranteed by Bank of New Zealand); and

•                  Euro-commercial paper program – Clydesdale Bank PLC.

Long-term funding programs:

•                  Global medium-term note program – National Australia Bank Limited, Clydesdale Bank PLC and Bank of New Zealand International Funding Limited (guaranteed by Bank of New Zealand);

•                  Debt issuance program – National Australia Bank Limited;

•                  Term certificate of deposit program – National Australia Bank Limited;

•                  US extendible note program – National Australia Bank Limited;

•                  US medium-term note program – National Australia Bank Limited;

•                  Registered transferable deposits program – Bank of New Zealand; and

•                  Debt issuance program – National Wealth Management Holdings Limited.

Refer to note 32 in the financial report for further details of the Group’s funding programs.

At September 30, 2006, the Company’s credit ratings were as follows:

	Short-term debt	Senior long-term debt
Standard & Poor’s Corporation	A-1+	AA-
Moody’s Investors Service, Inc.	P-1	Aa3
Fitch, Inc.	F1+	AA

Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

The ability to realise assets quickly is an important source of liquidity for the Group. The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise. As at September 30, 2006, the Group held $13,740 million (2005: $15,154 million) of trading securities and $1,493 million (2005: $3,860 million) of available for sale investments. In addition, the Group held $300,551 million (2005: $264,674 million) of net loans and advances to customers (including loans accounted for at fair value), of which $91,362 million (2005: $79,360 million) is due to mature within one year – although a proportion of these maturing customer loans will be extended in the normal course of business.

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

Based on the level of resources within the Group’s businesses, and the ability of the Group to access wholesale money markets and issue debt securities should the need arise, overall liquidity is considered sufficient to meet current obligations to customers, policyholders and debtholders.

The following table sets out the amounts and maturities of the Group’s long-term contractual cash obligations at September 30, 2006:

	Payments due by period
	Less than	1 to	3 to	After
	1 year	3 year(s)	5 years	5 years	Total
	$m	$m	$m	$m	$m
Long-term debt – dated	5,748	29,396	17,288	16,189	68,621
Other debt issues – undated	—	—	—	2,274	2,274
Operating leases	364	521	359	1,217	2,461
Capital expenditure commitments	97	1	—	—	98
Total contractual cash obligations	6,209	29,918	17,647	19,680	73,454

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities, including life insurance policy liabilities.

The following table sets out the amounts and maturities of the Group’s contingent liabilities and other commercial commitments at September 30, 2006:

	Amount of commitment expiration per period
	Less than	1 to	3 to	After
	1 year	3 year(s)	5 years	5 years	Total
	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	1,747	326	666	343	3,082
Letters of credit	4,217	698	1,720	226	6,861
Performance-related contingencies	3,028	219	26	341	3,614
Other contingent liabilities	193	—	—	—	193
Other commercial commitments
Other binding credit commitments (1)	102,175	14,567	7,574	3,942	128,258
Investment commitments (2)	1,040	—	—	—	1,040
Total commercial commitments	112,400	15,810	9,986	4,852	143,048

(1)          Credit-related commitments arise from contracts entered into in the normal course of business generally relating to financing needs of customers (refer to note 46 in the financial report).

(2)          In the normal course of business of the Group’s life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

Refer to note 46 in the financial report for further discussion of contingent liabilities and credit commitments.

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

An important feature of financial accounts prepared under AIFRS is that they are required to present a true and fair view, which includes reflecting the economic substance of transactions and arrangements and not just their legal form or structure.

Australian Accounting Standard AASB 127 “Consolidated and Separate Financial Statements” (AASB 127) requires a company to consolidate entities it controls and not just entities in which it has majority ownership. Therefore, an SPE would be required to be consolidated if the Group had the capacity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of the SPE, so as to enable the SPE to operate with it in pursuing the objectives of the Group.

Further, Urgent Issues Group Interpretation 112 “Consolidation – Special Purpose Entities” provides additional guidance as to some of the factors that would indicate control relating to the activities, decision making powers, and exposure to the risks and benefits of an SPE that would generally require the SPE to be consolidated.

An SPE is consolidated in the Group if it either meets the requirements of AASB 127 or if the risks and rewards associated with the SPE lie with the Group such that the substance of the relationship is that of a controlled entity. Substance over form means examining all the agreements in relation to the transaction, including side letters or agreements relating to either the provision of guarantees or collateral on loans, or equity funding based on the value of the entity. The Group, in the ordinary course of business, has established or sponsored the establishment of SPEs for various types of transactions, which are described below.

Asset securitisation

The Group makes use of asset securitisation arrangements. SPEs for securitisation are created when the Group has a financial asset (eg. a residential mortgage loan portfolio), which it sells to an SPE. The SPE in turn sells interests in the asset as securities to investors. This type of securitisation program benefits the Group by providing an alternative source of funding and enables the Group to monetise long-term assets which reduces the Group’s credit exposure and positively impacts the Group’s regulatory capital requirements.

During the year ended September 30, 2006, the Group securitised Australian residential mortgage loans amounting to $3,406 million. No loans were securitised during the 2005 year. During the year ended September 30, 2004, the Group securitised Australian residential mortgage loans amounting to $2,483 million, and during the year ended September 30, 2001, the Group securitised Australian residential mortgage loans amounting to $1,924 million. Outstanding securitised loans off these programs totalled $4,245 million as at September 30, 2006 (2005: $1,919 million). Neither the Company nor the Group stands behind the capital value or performance of securities or assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arm’s length services and facilities. The Company and the Group do not guarantee the payment of interest or repayment of principal due on the securities. The Company and the Group are not obliged to support any losses that may be suffered by the investors and do not intend to provide such support. The Company and the Group have no obligation to repurchase any of the securitised loans other than in limited circumstances. The Company has transacted with the SPEs on an arm’s length basis to act as servicer in relation to the loans and to provide the SPEs with fixed and basis swaps, and limited redraw and liquidity facilities.

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

These securitisation arrangements generally involve the sale of financial assets by customers to SPEs, which then issue commercial paper or MTNs to fund the purchases. The assets acquired by the conduits, which totalled $5,589 million at September 30, 2006 (2005: $3,479 million), included debt securities, mortgages, lease receivables, commodity receivables and loans. These financial assets do not represent assets of the Group and are not reported on the Group’s balance sheet at September 30, 2006. Certain administrative activities and the provision of liquidity and credit facilities to the programs are performed by the Group under arm’s length contracts that it or the conduits’ independent board of directors can terminate. Fees received by the Group for performing these services are recorded as fees and commission income when earned.

Repackaging securitisation

The Group sponsors and manages a special purpose vehicle, Script Securitisation Pty Limited (Script). Script raises funds by issuing debt instruments to customers of the Group and uses those funds to acquire or invest in assets such as approved investments and derivative contracts. Approved investments can consist of appropriately rated debt instruments or other securities. The assets acquired by Script are ring fenced and are intended to generate sufficient income and principal to cover the liabilities of Script linked to those assets. This type of securitisation or repackaging arrangement has no material impact on the Group’s liquidity, capital resources or credit risk because the substance of the economic arrangement is to provide a securitisation service to or provide investment product for the Group’s customers.

Structured finance transactions

The use of an SPE to isolate cash flows and assets is common in the banking industry to enable a customer to minimise their funding cost or maximise their investment returns, and the bank to have access to specific collateral. The Group has relationships with numerous SPEs to provide financing to customers. Any financing relationships are entered into under normal lending criteria and are subject to the Group’s credit approval process. The assets arising from these financing activities are generally included in loans and advances to customers, investment securities, or shares in entities and other securities depending on the economic substance of the transaction. The Group also has relationships with SPEs to enable the placement of customers’ surplus funds with the Group. These surplus funds are in all cases included in the Group’s balance sheet as deposits and other borrowings.

Capital resources

The Group assesses its capitalisation against market, regulatory and ratings agency expectations, having regard to Australian and international peers, and the Group’s own asset base, risk profile and capital structure. The Group believes it has sufficient capital to meet current and likely future commitments.

Capital adequacy

The Group’s primary prudential supervisor is APRA. APRA establishes capital adequacy requirements on banks, the prime objective of which is to ensure that an adequate level of capital is maintained, thereby providing a buffer to absorb unanticipated losses. Consistent with the international standards of the Basel Committee on Banking Supervision, APRA’s current approach, in accordance with Basel I to assessing capital adequacy of banks, focuses on three main elements: the credit risk associated with a bank’s exposures, the market risk associated with a bank’s trading activities, and the form and quantity of a bank’s capital.

In order to provide a broad indication of relevant credit risk, all assets are allocated into four categories of risk weighting (0%, 20%, 50% and 100%). The assets to which those weightings apply are described more fully below (refer to ‘risk-adjusted assets and off-balance sheet exposures’). Off-balance sheet transactions are converted to balance sheet equivalents, using a credit conversion factor, before being allocated to a risk-weight category.

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

Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices pertaining to interest rate-related instruments and equities in the trading book, and foreign exchange risk and commodity risk throughout the Group. APRA’s current capital requirements for market risk, which involves creating equivalent risk-weighted exposures (refer to ‘risk-adjusted assets and off-balance sheet exposures’ on page 31) are broadly consistent with the recommendations of the Basel Committee on Banking Supervision.

For regulatory purposes, capital comprises two elements, eligible Tier 1 and Tier 2 capital, from which certain deductions are made to arrive at Tier 1 and Tier 2 capital. Tier 1 capital includes paid-up ordinary shares, hybrid instruments (such as National Income Securities), reserves (excluding asset revaluation reserves, cash flow hedging reserves and the general reserve for credit losses), retained profits less goodwill and other intangible assets, and certain other deductions. In addition, where recognised deferred tax assets are greater than deferred tax liabilities, the net deferred tax asset is deducted from Tier 1 capital. Tier 2 capital includes a portion of asset revaluation reserves, collective provisions for doubtful debts (net of associated deferred tax assets) and the general reserve for credit losses, certain hybrid debt/equity instruments and subordinated long-term debt.

The total amount of the resultant capital is subject to further deductions to form the capital base. Such deductions include net assets in controlled entities that are deconsolidated for regulatory capital purposes and provision of first loss guarantees to securitisation entities. Tier 2 capital is limited to 100% of net Tier 1 capital. Lower Tier 2 capital is restricted to 50% of Tier 1 capital, with Upper Tier 2 representing the balance.

Under guidelines issued by APRA, investments in life insurance and funds management entities are deconsolidated for the purposes of calculating capital adequacy and those activities are excluded from the calculation of risk-weighted assets. The tangible component of such investments, comprising net tangible assets on acquisition, is deducted from the total capital base. The goodwill (being the difference between acquisition costs and the tangible component at acquisition) is deducted from Tier 1 capital. Additionally, any profits from these entities included in the Group’s results, to the extent that they have not been remitted to the Company in the form of dividends are excluded from the determination of Tier 1 capital.

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

Regulatory changes

On May 31, 2006, APRA issued its revised Prudential Standards, APS 110, Capital Adequacy, and APS 111, Capital Adequacy: Measurement of Capital, with related Guidance Notes, to be applied from July 1, 2006. The revised Prudential Standards define how the Group calculates and manages its regulatory capital under AIFRS. Capital adequacy at September 30, 2006 is measured in line with these revised Prudential Standards.

The revised APS 111 redefines Tier 1 capital and introduces the concept of Non-Innovative Tier 1 capital. Up until January 1, 2008, the hybrid limit of 20% applies to total Tier 1 capital before deductions, and could consist entirely of Innovative Tier 1 capital. Innovative Tier 1 capital includes any instrument that includes features such as an incentive for the issuer to call, such as a step-up in distribution rate, or is issued indirectly through a special purpose vehicle. Under the revised APS 111, from January 1, 2008 ‘Residual’ Tier 1 capital is limited to 25% of net Tier 1, with ‘Fundamental’ capital representing the balance. Residual Tier 1 is defined as being made up of two categories being Innovative Tier 1, which will be limited to 15% of net Tier 1 capital, and a new category of Non-Innovative Tier 1 representing the balance of residual Tier 1 capital. Non-Innovative Tier 1 capital is defined as perpetual non-cumulative preference shares that satisfy the relevant criteria set out in the related Guidance Note. APRA has confirmed that the Group’s National Income Securities will qualify for Non-Innovative Treatment. Fundamental Tier 1 is defined as consisting of paid up ordinary shares, other reserves (excluding general reserve for credit losses, cash flow hedge reserves and asset revaluation reserves), retained earnings, current year earnings and foreign currency translation reserve.

Capital ratios

In addition to the Tier 1 and total capital regulatory capital ratios, the Group also uses the adjusted common equity (ACE) ratio to manage its capital position. The ACE ratio measures the core equity capital available to support banking operations and is generally calculated as Tier 1 capital less residual Tier 1 instruments, the tangible component of the investment in non-consolidated controlled entities and any other items deducted from total capital. The ACE ratio is a key measure used by analysts and rating agencies to assess a financial institution’s capital strength.

Capital ratios are monitored against internal capital targets, which are set by reference to factors such as market, regulatory and rating agencies expectations and the Group’s risk profile. During the year to September 30, 2006, the Group announced changes to its Board approved target capital ranges. The changes better align the Group’s capital ranges with peers and its target credit rating and have a wider spread to accommodate the increased volatility arising from the application of AIFRS. The ranges at September 30, 2006, and comparatives at September 30, 2005 are as follows:

	Target ranges at September 30, 2006	Target ranges at September 30, 2005
	%	%
ACE ratio	4.25 - 5.00	4.75 - 5.25
Tier 1 ratio	6.25 - 7.00	7.00 - 7.50
Total capital ratio	10.00 - 10.50	10.00 - 10.50

The total capital target range reflects the APRA imposed requirement in 2004 for the Group’s internal target for total capital to rise to 10.0% of risk-weighted assets. Previously, the Group’s internal target capital ratio was 9.0% to 9.5%.

	2006	2005
	%	%
Adjusted common equity	5.4	5.5
Tier 1	7.3	7.9
Tier 2	3.9	3.6
Deductions	(0.4)	(1.0)
Total capital	10.8	10.5

APRA required regulatory capital to be calculated in accordance with AGAAP accounting principles until July 1, 2006. As a result, 2005 comparatives are calculated under the prudential standards and guidelines applicable at the time and have not been reclassified.

Capital ratios were calculated under AGAAP at September 30, 2005 and AIFRS at September 30, 2006. During the 2006 year, the Group’s ACE and Tier 1 capital ratios fell, primarily as a result of the implementation of AIFRS. AIFRS reduced the Group’s Tier 1 capital by $3.6 billion mainly relating to defined benefit pension plans and Tier 1 deductions relating to capitalised software and the wealth management business. Following the revision to the Group’s targets, the capital ratios are above the Group’s stated target ranges at September 30, 2006.

The Tier 1 and Total Capital ratios also reflect the issue of two tranches of National Capital Instruments in September 2006. The Group raised approximately $400 million ($397 million net of issue costs) through the issue of 8,000 National Capital Instruments of $50,000 each. In addition, the Group raised EUR400 million ($679 million) through the issue of 8,000 National Capital Instruments of EUR50,000 each. These securities qualify as Tier 1 capital. An additional impact was the conversion of $566 million in exchangeable capital units into ordinary shares. Refer to note 33 and note 37 in the financial report for further detail. Further impacts include the sale of Custom Fleet and the sale of the MLC Asia businesses.

The capital position also increased due to the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP), and employee share and option plans. During the years ended September 30, 2006 and 2005, 9.1 million and 11.5 million fully paid ordinary shares respectively, were issued under the DRP and BSP to shareholders at varying prices. There was also significant subordinated debt issuance, contributing to Tier 2 capital.

The capital ratios also continue to be impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from an Internal Model Method to the Standard Method as directed by APRA in 2004. The Standard Method, as prescribed by APRA in Prudential Standard APS 113, limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions. The effect of using the Standard Method was an increase in risk-weighted assets of $9,923 million at September 30, 2006 ($10,076 million at September 30, 2005).

Regulatory capital

	2006	2005
	$m	$m
Tier 1
Contributed equity	12,279	11,486
Reserves	1,064	667
Retained profits	14,461	15,903
Minority interest in controlled entities	168	6,224
Total equity (1)	27,972	34,280
Adjusted for:
Exchangeable Capital Units - embedded derivative and foreign exchange movements	572	—
National Capital Instruments - debt (2)	679	—
Treasury shares	966	—
Eligible deferred fee income	186	—
Adjusted total equity (1)	30,375	34,280
Estimated reinvestment under the dividend reinvestment plan and bonus share plan (3)	57	152
Deduct:
Banking goodwill	(553)	(522)
Estimated final dividend	(1,367)	(1,304)
Goodwill and intangible assets - Wealth Management	(3,921)	(2,448)
Asset revaluation reserve	(100)	(18)
Deconsolidation of Wealth Management profits (net of dividends)	(110)	(1,293)
Profit on sale arising from Wealth Management restructure (4)	494	494
Deferred tax assets (DTA) (excluding DTA on the collective provision for doubtful debts) (5)	(199)	(143)
Non-qualifying minority interest in controlled entities	(168)	(6,224)
Capitalised expenses (6)	(69)	(195)
Cash flow hedge reserve	(52)	—
Capitalised software (excluding Wealth Management)	(687)	—
General reserve for credit losses	(135)	—
Defined benefit pension surplus	(161)	—
Total Tier 1 capital	23,404	22,779

	2006	2005
	$m	$m
Tier 2
Eligible collective provision for doubtful debts	1,389	1,443
General reserve for credit losses (7)	135	—
Total collective provision for doubtful debts	1,524	1,443
Asset revaluation reserve	45	18
Perpetual floating rate notes	334	328
Dated subordinated debts	9,786	7,422
Exchangeable Capital Units	665	1,231
Notional revaluation of investment securities to market	—	(18)
Total Tier 2 capital	12,354	10,424
Other deductions (8)	(1,351)	(2,922)
Total regulatory capital	34,407	30,281

(1)	For the 2005 year, total equity has been calculated on an AGAAP basis. APRA required regulatory capital to be calculated on an AGAAP basis until July 1, 2006.

(2)	National Capital Instruments (Euro tranche) issued on September 29, 2006 are classified as debt for accounting purposes but qualify as Tier 1 capital for regulatory capital purposes.

(3)	The amount is derived from reinvestment experience on the Company’s dividend reinvestment and bonus share plans.

(4)

Relates to the profit, arising in the banking group, from the sale of the life and insurance businesses of Bank of New Zealand and National Australia Group Europe to NAFiM subsidiaries on January 1, 2002. The capital position of the National’s banking and wealth management entities are separately regulated and assessed. In accordance with this approach, the profit on sale of $494 million arising in the banking entities concerned is recorded as Tier 1 capital of the National. With effect from December 31, 2007, the National expects the regulatory capital treatment to change, and for the profit on sale to be excluded from Tier 1 capital.

(5)	APRA requires that any excess deferred tax asset (DTA) (excluding DTA on the collective provision for doubtful debts) over deferred tax liabilities be deducted from Tier 1 capital.

(6)	Comprises capitalised costs associated with debt raisings and securitisations. Loan origination fees are now netted against eligible deferred fee income.

(7)

In line with APRA’s requirements, a general reserve for credit losses was established at July 1, 2006. This is an appropriation from retained earnings to non-distributable reserves and qualifies as Tier 2 capital. The reserve is calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% (post-tax effect) of total risk-weighted credit risk assets.

(8)	Includes $1,223 million (2005: $2,922 million) investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital.

	2006	2005
	$m	$m
Adjusted common equity
Total Tier 1 capital	23,404	22,779
Deduct:
National Income Securities	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)
Trust Preferred Securities II	(1,014)	(1,014)
National Capital Instruments - debt (1)	(679)	—
National Capital Instruments - equity	(397)	—
Deductions (2)	(1,351)	(2,922)
Adjusted common equity	17,043	15,923

(1)	National Capital Instruments (Euro tranche) issued on September 29, 2006 are classified as debt for accounting purposes but qualify as Tier 1 capital for regulatory capital purposes.

(2)	Includes $1,223 million (2005: $2,922 million) investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1 capital).

Risk-adjusted assets and off-balance sheet exposures

	Balance		Risk	Risk-adjusted balance (1)
	2006	2005	weights	2006	2005
	$m	$m	%	$m	$m
Assets
Cash, claims on Reserve Bank of Australia, Australian Commonwealth and State Governments, OECD central governments and central banks (2)	44,925	24,852	0	—	—
Claims on Australian banks, local governments and banks incorporated in OECD countries	13,094	16,962	20	2,619	3,392
Housing loans(3)	148,224	128,790	50	74,112	64,395
All other assets	197,542	174,387	100	197,542	174,387
Total assets(4)	403,785	344,991		274,273	242,174

	Contract or	Credit
	notional	equivalent
	amount	amount	Risk	Risk-adjusted balance (1)
	2006	2006	weights	2006	2005
	$m	$m	%	$m	$m
Off-balance sheet exposures
Financial guarantees, standby letters of credit and other letters of credit	13,145	12,164	0 – 100	6,689	9,226
Performance-related guarantees, warranties and indemnities	4,945	2,473	0 - 100	2,432	1,731
Commitments to provide finance facilities with residual term to maturity of over 12 months and other commitments	123,918	21,165	0 - 100	15,778	14,428
Foreign exchange, interest rate and other market-related transactions(5)	2,313,958	20,384	0 – 50	5,599	8,981
Total off-balance sheet exposures	2,455,966	56,186		30,498	34,366
Total risk-adjusted assets				274,273	242,174
Total risk-adjusted assets and off-balance sheet exposures – credit risk				304,771	276,540
Add: Risk-adjusted assets – market risk(6) (7)				13,552	13,293
Total assessed risk exposure				318,323	289,833

(1)	Claims secured by cash, government securities or guarantees from banks and governments reflect the risk weight attaching to the collateral security or a direct claim on the guarantor.

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

(4)

Total assets differ from those in the Group’s balance sheet due to the adoption of APRA’s classification of certain items for capital adequacy purposes, particularly goodwill and provision for doubtful debts. In addition, fair values of trading derivative financial instruments have been excluded as they have been incorporated into the calculation of the credit equivalent amount of off-balance sheet exposures.

(5)	Refer to notes 11 and 58 for additional information on derivative financial instruments.

(6)	Under APRA Prudential Standard APS 113 “Capital Adequacy: Market Risk”, Australian banks are required to hold sufficient levels of capital to cover market risk.

(7)

The calculation to determine the market risk capital component of risk-weighted assets at September 30, 2006 and September 30, 2005 was carried out under the Standard Method as directed by APRA. Prior to March 2004, the market risk capital component of risk-weighted assets was calculated using the Internal Model Method. The Standard Method as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

Financial review

Financial performance summary

	Group
	2006	2005
	$m	$m
Net interest income	8,686	6,944
Net life insurance income	1,417	1,505
Other income	5,420	7,244
Operating expenses	(7,642)	(8,743)
Charge to provide for doubtful debts	(606)	(534)
Profit before income tax expense	7,275	6,416
Income tax expense	(2,134)	(1,814)
Net profit	5,141	4,602
Net profit attributable to minority interests	(749)	(610)
Net profit attributable to members of the Company	4,392	3,992

Net profit attributable to members of the Company of $4,392 million in 2006, increased $400 million or 10.0% compared with 2005.

Net interest income of $8,686 million in 2006, was $1,742 million or 25.1% higher than 2005.  This result reflects continued solid growth in housing lending and improved business lending, as well as an increase in the net interest margin from 2.13% to 2.31%.  The increase also reflects the reclassification of bill acceptance income from loan fees (classified within other operating income in 2005) to net interest income in 2006.

The increase in margins has occurred as a result of AIFRS changes during 2006, which has favourably impacted the net interest margin by 7 basis points.  After adjusting for AIFRS impacts during the 2006 year, the net interest margin has increased 11 basis points, primarily due to the reduction in low yielding assets in the Group’s businesses.  These impacts have been partly offset by continued growth in lower margin mortgages and fixed rate lending within the retail banking businesses, as well as competitive pressures in all regions.

Net life insurance income decreased $88 million from $1,505 million in 2005 to $1,417 million in 2006.  This was driven by a decrease in investment earnings resulting from a downturn in global equity markets, partly offset by an increase in policy liabilities and favourable claims experience.

Other operating income of $5,420 million in 2006, was $1,824 million or 25.2% lower than 2005.  This outcome reflects:

•                  significant revenue of $319 million due to reforms made to the United Kingdom defined benefit pension funds resulting in the recognition of past service revenue;

•                  significant revenue being the net profit of $1,354 million on the sale of Northern Bank Limited and National Irish Bank Limited (Irish Banks) in 2005;

•                  lower loan fees of $690 million reflecting changes in accounting policy from October 1, 2005 resulting in the reclassification of bill acceptance fees to net interest income and the reclassification of certain loan related fees to net interest income under effective yield requirements, partly offset by growth in third party distribution channels;

•                  on July 31, 2006 the Group sold its Custom Fleet businesses resulting in a net profit from the sale of controlled entities of $196 million before tax;

•                  gains less losses on financial instruments at fair value decreased by $168 million or 26.3% mainly due to a reduction in trading income of $255 million offset by non trading fair value adjustments of $87 million.  Trading income reduced largely due to the inclusion of derivative costs associated with short term funding under AIFRS.  Under AIFRS, derivatives associated with funding activities are fair valued and recognised in trading income.   Previously under AGAAP, these costs were treated as hedges and accrual accounted, and incorporated as part of net interest income; and

•                  revaluation losses on exchangeable capital units of $122 million in 2006.

Operating expenses of $7,642 million in 2006 were $1,101 million or 12.6% lower than 2005.  This outcome reflects:

•                  on May 8, 2006 the Group sold its life insurance and related wealth management companies in Asia resulting in a net loss from the sale of controlled entities of $63 million; and

•                  significant restructuring expenses of $793 million in 2005.

Excluding the expenses of disposed operations and significant restructuring expenses, operating expenses increased $104 million or 1.4%, reflecting increased personnel expenses of $229 million as a result of the Group’s focus on performance based remuneration and Enterprise Bargaining Agreement related increases.  This was partially offset by a decrease in other operating expenses of $123 million.  This includes a decrease in operational risk losses of $69 million and a decrease in superannuation charge of $50 million primarily due to reforms made to the UK pension schemes.

The charge to provide for doubtful debts of $606 million in 2006, was $72 million or 13.5% higher than 2005.  The increase was primarily due to the deterioration identified in specific consumer segments in Australia in the second half of the year.

Income tax expense of $2,134 million in 2006, was $320 million or 17.6% higher than 2005. The increase in income tax expense in 2006 reflects higher operating profits before tax in all businesses, partly offset by a reduction in tax expense attributable to the statutory funds of the life insurance business.  In addition, in 2005, income tax expense was impacted by a one-off tax benefit of $372 million in relation to the non-assessable profit on the sale of the Irish Banks, partly offset by the significant income tax item in respect of the settlement of a tax dispute with the Australian Taxation Office of $97 million in respect of the TrUEPrSSM tax matter.

Financial performance adjusted to accord with US GAAP

Adjusted to accord with US GAAP, consolidated net income for the year to September 30, 2006 was $4,232 million compared to $3,891 million in 2005.

Refer to note 57 in the financial report for additional information on the reconciliation with US GAAP and other US GAAP disclosures.

Balance sheet summary

	Group
	2006	2005
	$m	$m
Assets
Cash and liquid assets	12,768	8,441
Due from other banks	24,372	15,595
Trading derivatives	13,384	13,959
Trading securities	13,740	15,154
Investments – available for sale	1,493	3,860
Investments – held to maturity	1,388	7,466
Investments relating to life insurance business	54,784	49,783
Other financial assets at fair value	22,123	—
Loans and advances	283,777	264,674
Due from customers on acceptances	41,726	27,627
All other assets	15,230	16,039
Total assets	484,785	422,598
Liabilities
Due to other banks	37,489	36,322
Trading derivatives	12,008	12,613
Other financial liabilities at fair value	17,680	1,487
Deposits and other borrowings	222,277	212,557
Liability on acceptances	32,114	27,627
Life policy liabilities	46,475	42,123
Bonds, notes and subordinated debt	65,006	41,490
Other debt issues	2,274	1,559
All other liabilities	21,490	15,273
Total liabilities	456,813	391,051
Total equity	27,972	31,547
Total liabilities and equity	484,785	422,598

Total assets at September 30, 2006 increased by 14.7% to $484,785 million from $422,598 million at September 30, 2005.

Net loans and advances (including loans at fair value) increased $35,877 million or 13.6% to $300,551 million at September 30, 2006.  This increase primarily reflects strong growth in housing lending across all regions and continued sound economic conditions, as well as solid business term lending growth.

Due from customers on acceptances increased $14,099 million or 51.0% from $27,627 million at September 30, 2005 to $41,726 million at September 30, 2006.  This increase is partly offset by a corresponding increase in liabilities from acceptances.  However, as a result of AIFRS transition changes, acceptances repurchased by the Company as part of trading activities have been reclassified from trading securities to acceptances.  Excluding the impact of this reclassification, volumes have grown 15.9% during the year as bill acceptances continue to be a product favoured by business customers due to favourable pricing and flexibility.

Investments relating to life insurance business increased by $5,001 million or 10.0% during the 2006 year to $54,784 million.  This increase primarily reflects growth in funds under management.  The increase was largely offset by an increase in life policy liabilities of $4,352 million or 10.3% to $46,475 million as the movement in investment assets primarily reflects returns made on policyholder contributions to the investment linked businesses.

Amounts due from other banks increased by $8,777 million or 56.3% to $24,372 million at September 30, 2006.  This increase was driven by the Group’s decision to reduce risk-weighted assets such as marketable debt securities, and reinvest funds in reverse repurchase assets due to its zero risk weighting.

Marketable debt securities (trading securities, available for sale and held to maturity investments) decreased $9,859 million or 37.2% to $16,621 million at September 30, 2006.  The decrease in these securities reflects the 2006 AIFRS transition adjustments, including the accounting for acceptances repurchased by the Company and the reclassification of certain securities to other financial assets at fair value.

Total liabilities at September 30, 2006 increased by 16.8% to $456,813 million from $391,051 million at September 30, 2005.

Deposits and other borrowings (including those at fair value) increased by $20,342 million or 9.6% during the year to $232,899 million.  This increase reflects sound growth in on-demand and savings deposits, particularly in Australia and the UK and term deposits growth in the UK and New Zealand, partly offset by a decrease in certificates of deposits in Australia reflecting the Group’s current strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

Bonds, notes and subordinated debt (including those at fair value) increased by $27,131 million or 65.4% to $68,621 million at September 30, 2006.  The Group has a number of funding programs available, and the increase reflects further issues of the Group’s Euro and Domestic medium-term notes programs undertaken to fund asset growth and re-finance maturing short-term and long-term debt.  Group subsidiaries also issued debt under the Group’s US$30 billion global medium term program.

Total equity in the Group decreased from $31,547 million at September 30, 2005 to $27,972 million at September 30, 2006.  However, excluding the impact minority interests relating to the life insurance business of $6,224 million which were reclassified to liabilities from October 1, 2005 under AIFRS, total equity increased by $2,649 million during the year.  Total parent entity interest in equity increased by $2,481 million to $27,804 million at September 30, 2006.  This increase primarily reflects ordinary share issues, dividend reinvestment and conversion of exchangeable capital units to ordinary shares, as well as the $400 million issue of National Capital Instruments in September 2006.

Balance sheet adjusted to accord with US GAAP

Adjusted to accord with US GAAP, consolidated total assets increased to $485,728 million at September 30, 2006 from $424,628 million at September 30, 2005.  Consolidated net assets increased to $25,911 million at September 30, 2006 from $23,385 million at September 30, 2005.

Refer to note 57 in the financial report for additional information on the reconciliation with US GAAP and other US GAAP disclosures.

Return on average equity

	2006	2005
	$m	$m
Weighted average equity (1)	22,019	21,074
Return on average equity (1) (2)	18.8%	18.0%

(1)                               Based on average ordinary shareholder funds (refer to page 7 for a reconciliation of average ordinary shareholder funds).

(2)                               Return represents net profit attributable to members of the Company, after deducting distributions on other equity instruments.

Return on average equity increased to 18.8% in 2006 from 18.0% in 2005.  The increase in the return on average equity in the 2006 year compared to the 2005 year has been impacted by the 10.0% increase in net profit, which has more than offset the 4.5% increase in weighted average equity during the year.  The increase in weighted average equity reflects the full effect of the issue of Trust Preferred Securities II in the 2005 year and an increase in retained earnings.  The increase also reflects an increase in average ordinary share capital as a result of conversions of exchangeable capital units to ordinary share capital and reinvestment of dividends.

Refer to page 32 for a detailed discussion on the Group’s improvement in operating performance for the 2006 year.

Earnings and dividends per share

	2006	2005
	Cents	Cents
Earnings per share
Basic	262.6	246.3
Diluted (1)	261.8	242.3
Dividends per share
Interim	83.0	83.0
Final	84.0	83.0

(1)          Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of performance options and performance rights, partly paid ordinary shares, staff share and allocation and ownership plans and potential conversion of exchangeable capital units, as set out in note 8 in the financial report.

Basic earnings per share increased 16.3 cents or 6.6% in 2006 to 262.6 cents.  Diluted earnings per share increased 19.5 cents or 8.0% in 2006 to 261.8 cents.  The increase in basic and diluted earnings per share reflects improved earnings in all business segments (after excluding significant items in both the 2006 and 2005 years).  Refer to page 32 for a detailed discussion on the Group’s improvement in operating performance for the 2006 year and refer to pages 35 to 39 for a detailed review of the financial performance of the Group’s business segments.

An interim dividend of 83 cents per fully paid ordinary share was paid during the year ended September 30, 2006, compared to an interim dividend of 83 cents per share in 2005.  The final dividend declared from the 2006 profit was 84 cents per share, which increased 1 cent from the 2005 final dividend.  The 2006 final dividend was paid on December 12, 2006.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividends will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.   The dividend payout ratio for 2006 was equivalent to 67.4% (2005: 79.6%) of after-tax cash earnings (before significant items), compared to the Board’s target range of between 60% to 65%.  In addition, the payment of dividends is subject to the restrictions described in note 7 in the financial report.

The interim dividend paid was 80% franked and the final dividend was 90% franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.  For non-resident shareholders for Australian tax purposes, the dividends will not be subject to Australian withholding tax.  This is because Australian dividend withholding tax is not imposed on franked dividends, while the unfranked portion of the dividends are paid from the Company’s conduit foreign income account which exempts the unfranked dividend from withholding tax.

Net profit by segment

Contribution to Group net profit attributable to members of the Company by operating segment

	2006	2005
	$m	$m
Australia Region	2,515	1,981
United Kingdom Region	868	1,630
New Zealand Region	389	307
nabCapital	618	503
Other	2	(429)
Net profit attributable to members of the Company	4,392	3,992

For a detailed discussion of the Group’s business operating model, refer to pages 9 to13.

Australia Region

	2006	2005
	$m	$m
Net interest income	4,839	3,837
Non-interest income	10,070	11,848
Net operating income	14,909	15,685
Operating expenses	(10,021)	(11,120)
Charge to provide for doubtful debts	(278)	(257)
Significant items	—	(406)
Profit from ordinary activities before income tax	4,610	3,902
Income tax expense	(1,346)	(1,311)
Net (profit)/loss attributable to outside equity interest	(749)	(610)
Net profit attributable to members of the Company	2,515	1,981
Significant items after tax	—	287
Net profit attributable to members of the Company excluding significant items	2,515	2,268

The region increased its contribution to net profit attributable to members of the Company by $534 million or 27.0% to $2,515 million in 2006, from $1,981 million in 2005.  The 2005 result included significant items of $287 million (after tax) in relation to restructuring expenses.  Excluding the 2005 significant items, the net profit attributable to members of the Company increased by $247 million or 10.9% to $2,515 million in 2006.  Details of this result (excluding significant items) are as follows.

Net interest income increased $1,002 million or 26.1% to $4,839 million.  This was driven by changes in accounting policy from October 1, 2005, resulting in the reclassification of bill acceptance fees from non-interest income and inclusion of certain loan related fees which are now deferred and amortised in net interest income under effective yield requirements.  In addition, net interest income increased due to continued strong growth in volumes in both housing and business lending, as a result of product innovation and the restoration of credit risk settings.  Retail deposit volumes also grew due to the introduction of online transaction accounts.  The volume increase was partially offset by a 10 basis point reduction in net interest margin to 2.38%, driven by product margin contraction as a result of competitive pressures and adverse changes in product mix caused by the increased proportion of lower margin housing lending in the loan portfolio and lower margin deposit products.

Non-interest income decreased $1,778 million or 15.0% to $10,070 million.  This decrease primarily reflects changes in accounting policy from October 1, 2005 resulting in the reclassification of bill acceptance fees to net interest income and the reclassification of certain loan related fees to net interest income under effective yield requirements.  There was also a decline in Wealth Management life insurance revenue of $1,204 million, from $8,573 million in 2005 to $7,369 million in 2006.  This was impacted by a decrease in investment revenue of $1,183 million (2006: $6,511 million, 2005: $7,694 million) reflecting a downturn in the performance of global equity markets compared to 2005 and is consistent with the decrease in the ‘change in policy liabilities’.  These decreases have been partly offset by higher fees in banking due to strong growth in transaction and fees driven by lending growth.

Operating expenses decreased $1,099 million or 9.9% to $10,021 million.  This decrease was largely driven by a decrease in Wealth Management life insurance expenses of $1,088 million, from $6,915 million in 2005 to $5,827 million in 2006.  This reflects a decrease in the ‘change in policy liabilities’ of $1,114 million (2006: $4,457 million, 2005: $5,571 million) as a result of a downturn in the performance of global equity markets compared to 2005 and is consistent with the decrease in investment revenue.  The reduction in operating expenses was also a result of non-depreciation of leased motor vehicles being designated as held for sale from April 1, 2006 up until the sale of the Custom Fleet business on July 31, 2006.  This has been partly offset by increased personnel costs reflecting higher annual salaries and enterprise bargaining agreements, net of a reduction in average staff numbers, and higher performance-based remuneration along with increased contractor costs due to increased investment to support frontline operations.

The charge to provide for doubtful debts increased from $257 million in 2005 to $278 million in 2006.  This was largely attributable to growth in lending outstandings, a higher specific provision in consumer segments (New South Wales mortgages, credit cards and personal loans) and the internal re-rating of a number of large loans to higher credit risk categories during the year as part of the Group’s ongoing credit review process.

For a discussion on the Group’s significant revenue and expense items during the 2006 and 2005 years, refer to pages 45 and 47.  For a discussion on the Group’s income tax expense, refer to page 47.

United Kingdom Region

	2006	2005
	$m	$m
Net interest income	1,840	1,794
Non-interest income	1,144	1,249
Net operating income	2,984	3,043
Operating expenses	(1,794)	(2,036)
Charge to provide for doubtful debts	(308)	(216)
Significant items	348	1,041
Profit from ordinary activities before income tax	1,230	1,832
Income tax expense	(362)	(202)
Net profit attributable to members of the Company	868	1,630
Significant items after tax	(250)	(1,096)
Net profit attributable to members of the Company excluding significant items	618	534

The region decreased its contribution to net profit attributable to members of the Company by $762 million or 46.7% to $868 million in 2006, from $1,630 million in 2005.  The 2006 result included significant items of $250 million (after tax) in relation to reforms made to the United Kingdom defined benefit pension funds and the release of provisions raised in the 2005 year for disposal costs on the sale of the Irish banks that are no longer required.  This compares to significant items of $1,096 million profit (after tax) in relation to the profit on sale of the Irish Banks in 2005, partly offset by restructuring expenses and provisions in 2005. Excluding the 2006 and 2005 significant items the region increased its contribution to the net profit attributable to members of the Company by $84 million or 15.7% from $534 million in 2005 to $618 million in 2006.  Details of this result (excluding significant items) are as follows.

Net interest income increased $46 million or 2.6% to $1,840 million.  This was driven by changes in accounting policy from October 1, 2005, resulting in the inclusion of certain loan related fees that are now deferred and amortised in net interest income under effective yield requirements.  The increase reflects the significant growth of the Financial Solutions Centres and third party distribution network with strong underlying volume growth, partly offset by the managed effects of margin contraction and changing portfolio mix along with net interest income earned by the Irish Banks up until their sale on February 28, 2005.  Net interest margin declined 18 basis points to 3.51%.  A small decrease in balances in higher margin personal loans and credit cards has been offset by strong growth in mortgage and business lending.  The margin management across the lending and deposit portfolio through re-pricing has resulted in the anticipated shift to lower margin products by customers.  This has been further impacted by the effect of historic high margin product run off as this is replaced with new lower margin offerings.

Non-interest income decreased $105 million or 8.4% to $1,144 million.  This decrease primarily reflects changes in accounting policy from October 1, 2005 resulting in the reclassification of certain loan related fees to net interest income under effective yield requirements partly offset by the recognition of hedging ineffectiveness and fair value movements on trading financial instruments.  There has also been a decrease as a result of the sale of the Group’s Custom Fleet business on July 31, 2006 and the Irish Banks on February 28, 2005.  This is partly offset by an increase in income from Danske Bank A/S in respect of the provision for transitional services (offset by an increase in expenses) and an increase in fees driven by the growth of the Integrated Financial Solutions centres and third party propositions.

Operating expenses decreased $242 million or 11.9% to $1,794 million.  This was driven by changes in accounting policy from October 1, 2005, resulting in the reclassification of certain fees that are now deferred and amortised under effective yield requirements.  There has also been a decrease due to benefits flowing through the current year as a result of restructuring initiatives (including staff reductions and other productivity improvements), lower depreciation and fleet maintenance costs on leased vehicle assets as a result of the Group’s sale of it’s Custom Fleet business on July 31, 2006, lower superannuation expense as a result of reforms to the United Kingdom’s defined benefit pension plans, and the sale of the Irish Banks on February 28, 2005. This is partly offset by an increase in the costs associated with transitional services provided to Danske Bank A/S (offset by increase in revenue) and increased personnel costs reflecting higher annual salaries and performance based remuneration.

The charge to provide for doubtful debts increased from $216 million in 2005 to $308 million in 2006.  This was driven by market deterioration in credit cards and unsecured personal lending, together with additional collective provision charges as a result of increased lending growth.

For a discussion on the Group’s significant revenue and expense items during the 2006 and 2005 years, refer to pages 45 and 47.  For a discussion on the Group’s income tax expense, refer to page 47.

New Zealand Region

	2006	2005
	$m	$m
Net interest income	775	739
Non-interest income	525	552
Net operating income	1,300	1,291
Operating expenses	(678)	(785)
Charge to provide for doubtful debts	(46)	(38)
Significant items	—	(14)
Profit from ordinary activities before income tax	576	454
Income tax expense	(187)	(147)
Net profit attributable to members of the Company	389	307
Significant items after tax	—	10
Net profit attributable to members of the Company excluding significant items	389	317

The region increased its contribution to net profit attributable to members of the Company by $82 million or 26.7% to $389 million in 2006, from $307 million in 2005.  The 2005 result included significant expenses of $10 million (after tax) in relation to restructuring expenses.  Excluding the 2005 significant items, the net profit attributable to members of the Company increased by $72 million or 22.7% to $389 million in 2006.  Details of this result (excluding significant items) are as follows.

Net interest income increased $36 million or 4.9% to $775 million. This was driven by changes in accounting policy from October 1, 2005, resulting in the inclusion of certain loan related fees that are now deferred and amortised in net interest income under effective yield requirements.   There was also an increase as a result of strong volume growth in housing and business lending, and retail deposits, partly offset by increased downward pressure on the net interest margin, which declined by 8 basis points to 2.50%.   The decline in the net interest margin reflects competitive pressures in the New Zealand market, combined with a change in product mix, as customers continue to move to lower margin fixed rate products.

Non-interest income decreased $27 million or 4.9% to $525 million.  This decrease reflects lower rental income from leased assets as a result of the Group’s sale of its Custom Fleet business on July 31, 2006.  There has also been a decrease as a result of customers moving towards lower cost channels, fee structures and products, reflecting continuing focus by the business on making the customer proposition more attractive offset by an increase in volume-related fees. The changes in accounting policy from October 1, 2005 resulted in a favourable impact from the recognition of hedge ineffectiveness and fair value movements on financial instruments, partly offset by the reclassification of certain loan related fees to net interest income under effective yield requirements.

Operating expenses in 2005 decreased by $107 million or 13.6% to $678 million.  This decrease reflects lower depreciation and fleet maintenance costs on leased vehicle assets as a result of the Group’s sale of its Custom Fleet business on July 31, 2006 and lower superannuation expense.  This is partly offset by increased personnel costs due to annual salary increases and the introduction of new employee performance based remuneration and share option schemes.

The charge to provide for doubtful debts increased from $38 million in 2005 to $46 million in 2006.  This higher charge reflects an overall re-rating of the business and agribusiness portfolios.

For a discussion on the Group’s significant revenue and expense items during the 2006 and 2005 years, refer to pages 45 and 47.  For a discussion on the Group’s income tax expense, refer to page 47.

nabCapital

	2006	2005
	$m	$m
Net interest income	937	502
Non-interest income	579	927
Net operating income	1,516	1,429
Operating expenses	(758)	(742)
Charge to provide for doubtful debts	24	(24)
Significant items	(7)	(83)
Profit from ordinary activities before income tax	775	580
Income tax (expense)/benefit	(157)	(77)
Net profit attributable to members of the Company	618	503
Significant items after tax	5	74
Net profit attributable to members of the Company excluding significant items	623	577

nabCapital increased its contribution to net profit attributable to members of the Company by $115 million in 2006 to $618 million, from $503 million in 2005.  The 2006 result included significant expenses of $5 million (after tax) relating to reforms made to the United Kingdom defined benefit pension funds, compared to $74 million (after tax) in 2005 relating to restructuring expenses, partly offset by the reversal of the provision for foreign currency options trading losses.  Excluding the 2006 and 2005 significant items, the net profit attributable to members of the Company increased by $46 million or 8.0% to $623 million in 2006.  Details of this result (excluding significant items) are as follows.

Net interest income has increased $435 million or 86.7% to $937 million.  This is driven by changes in accounting policy from October 1, 2005 resulting in the cost of derivative financial instruments being amortised in net interest income and the reclassification of certain loan related fees from non-interest income under effective yield requirements.  Net interest income was also higher due to increased origination activity in Corporate Finance as a result of new business initiatives and improved performance in Financial Institutions as a result of higher volumes.

Non-interest income decreased $348 million or 37.5% to $579 million.  This is driven by changes in accounting policy from October 1, 2005 resulting in the mark-to-market gains or losses on derivative financial instruments being recognised in non-interest income and the reclassification of certain loan related fees to net interest income under effective yield requirements. Non-interest income also decreased due to lower income in Institutional Banking from the strategy to exit low yielding assets, offset by increased sales of risk management products in the Markets business as a result of the increased focus on relationships with regions to better leverage regional distribution channels, and conducive market factors in the form of increased interest and foreign exchange rate volatility.

Operating expenses in 2006 increased by $16 million or 2.2% to $758 million.  The increase in operating expenses was due to increased personnel costs as a result of enterprise bargaining agreement salary increases in 2006 and higher performance based remuneration, increased deal related fees and the commencement of the Strategic Investment Program, partly offset by the benefits achieved from rebasing of the Asian, United States and United Kingdom operations.

The charge to provide for doubtful debts decreased from $24 million in 2005 to $24 million provision release in 2006.  This reflects recoveries on facilities that had been provided for in prior periods and net reductions in exposures in the September 2006 year as a result of the strategy to improve return on equity.

For a discussion on the Group’s significant revenue and expense items during the 2006 and 2005 years, refer to pages 45 and 47.  For a discussion on the Group’s income tax expense, refer to page 47.

Other

	2006	2005
	$m	$m
Net operating income (excluding significant items)	497	56
Operating expenses (excluding significant items)	(406)	(476)
Significant items	(7)	68
Profit/(loss) from ordinary activities before income tax	84	(352)
Income tax (expense)/benefit (including significant tax item)	(82)	(77)
Net profit/(loss) attributable to members of the Company	2	(429)
Significant items after tax	7	47
Net profit /(loss) attributable to members of the Company excluding significant items	9	(382)

The Other segment increased its contribution to net profit attributable to members of the Company by $431 million to a $2 million net profit in 2006, from a $429 million net loss in 2005.  The 2006 result included significant expenses of $7 million (after tax) relating to reforms made to the United Kingdom defined benefit pension funds compared to $47 million (after tax) in relation to restructuring expenses, and provision for settlement of a tax dispute with the Australian Taxation Office in 2005.  Excluding significant items, the net profit attributable to members of the Company increased by $391 million from a net loss of $382 million in 2005 to a net profit of $9 million in 2006.

The main factors impacting the $391 million increase (excluding significant items) in the Other segment during the 2006 year, were:

•                  A net profit on the sale of the Group’s Custom Fleet business on July 31, 2006;

•                  A net loss on the sale of the Group’s life insurance and related wealth management companies in Asia;

•                  higher interest income earned on surplus Group funds;

•                  higher income due to an insurance recovery relating to AUSMAQ litigation costs and a favourable legal judgement on a tax matter in the USA;

•                  lower personnel costs as functions are transferred into regions, consistent with the strategy of a regional accountability model; and

•                  lower costs due to one-off costs associated with a Northern Bank Limited robbery in December 2004 and the outcome of a legal action in South Korea awarded against the Group not repeating in 2006.

For a discussion on the Group’s significant revenue and expense items during the 2006 and 2005 years, refer to pages 45 and 47.  For a discussion on the Group’s income tax expense, refer to page 47.

Net interest income

2006	$8,686	million
2005	$6,944	million

Net interest income increased by $1,742 million or 25.1% to $8,686 million (2005: $6,944 million).  The result reflects the favourable impact of the full adoption of AIFRS during 2006.  Excluding the impact of AIFRS, net interest income increased 8.9%.  This increase partly reflects a rise in the average net interest margin from 2.13% to 2.31% and continued sound growth in housing and business lending volumes in all regions, particularly in Australia and in the United Kingdom.

Volume and rate analysis

The following table allocates movements in net interest income between changes in volume and changes in rate for the year ended September 30, 2006.  Volume and rate variances have been calculated on the movement in average balances and the change in interest rates on average interest-earning assets and average interest-bearing liabilities.  The variance caused by changes of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2006
	Increase/(decrease)
	due to change in
	Average	Average
	balance	rate	Total
	$m	$m	$m
Interest-earning assets (1)
Due from other banks
Australia	49	9	58
Overseas	(11)	100	89
Marketable debt securities
Australia	(544)	10	(534)
Overseas	(63)	(12)	(75)
Loans and advances
Australia	1,302	(49)	1,253
Overseas	211	567	778
Other interest-earning assets
Australia	110	(166)	(56)
Overseas	34	153	187
Change in interest income	1,088	612	1,700

(1)          From October 1, 2005, under AIFRS, acceptances are interest-earning assets but are excluded from the above table.  Prior to October 1, 2005, acceptances were classified as non-interest earning assets.  Interest on acceptances in 2006 was $2,750 million.

	2006
	Increase/(decrease)
	due to change in
	Average	Average
	balance	rate	Total
	$m	$m	$m
Interest-bearing liabilities (1)
Term deposits and certificates of deposit
Australia	(381)	72	(309)
Overseas	392	161	553
On-demand and savings (short-term) deposits
Australia	446	311	757
Overseas	8	65	73
Government and official institution deposits
Australia	(1)	4	3
Overseas	5	16	21
Due to other banks
Australia	(136)	(31)	(167)
Overseas	(225)	247	22
Short-term borrowings
Australia	181	182	363
Overseas	(93)	141	48
Long-term borrowings
Australia	406	118	524
Overseas	170	1	171
Other debt issues
Australia	14	(2)	12
Overseas	(18)	(26)	(44)
Other interest-bearing liabilities
Australia	(380)	(801)	(1,181)
Overseas	(125)	229	104
Change in interest expense	263	687	950
Change in net interest income	825	(75)	750

(1)          From October 1, 2005, under AIFRS, liability on acceptances are interest-bearing liabilities but are excluded from the above table.  Prior to October 1, 2005, liability on acceptances were classified as non-interest bearing.  Interest expense on liability on acceptances in 2006 was $1,758 million.

Average interest-earning assets for 2006 increased by $50.2 billion or 15.4% to $375.7 billion (2005: $325.5 billion), however excluding acceptances which were classified as non-interest earning in 2005, average interest-earning assets increased $12.3 billion or 3.8%.  The impact of the volume growth (excluding acceptances) on interest income was an increase of $1,088 million in 2006.  This reflects a continued environment of housing lending-driven volume growth in all regions.  In addition, Australian business lending was particularly strong with recent front line investment and strong customer relationships, along with product innovation and restoration of credit risk settings, driving market share gains within a strong operating environment.  The movement in rates (excluding acceptances) over the same period resulted in an increase in interest income of $612 million in 2006.  This increase in 2006 mainly reflects an environment of rising interest rates in all regions, and improvement in net interest margins.

For a further discussion of the main factors influencing the movement in average interest-earning assets, refer to ‘gross loans and advances’ on page 48.

Average interest-bearing liabilities increased by $47.6 billion or 16.1% to $342.9 billion (2005: $295.3 billion), however, excluding liability on acceptances which were classified as non-interest bearing in 2005, average interest-bearing liabilities increased $16.9 billion or 5.7%.  The impact of the increasing volumes (excluding liability on acceptances) on interest expense was an increase of $263 million in 2006.  The movement in rates (excluding liability on acceptances) over the same period resulted in an increase in interest expense of $687 million in 2006.  The increase in interest expense mainly reflects growth in short-term borrowings, on-demand and savings deposits and long-term borrowings to fund asset growth.  The increase in interest expense is mainly in long-term borrowings in Australia, reflecting the Group’s continued strategy of lengthening the maturity profile of the Group’s debt issues, a continued increase in on-demand and savings deposits due to a greater product offering with more competitive pricing in 2006, an increase in repurchase agreement volumes in Australia which has been driven by growth in demand, and rising interest rates in all regions during the year.

Net interest spreads and margins

	2006	2005
	$m	$m
Group
Net interest income	8,686	6,944
Average interest-earning assets	375,691	325,482
Net interest spread (%) (1)	1.88	1.69
Benefit of net free liabilities, provisions and equity (%)	0.43	0.44
Net interest margin (%) (2)	2.31	2.13

Geographical region
Average interest-earning assets
Australia	239,501	191,151
Overseas	136,190	134,331
Net interest spread (1)
Australia	1.93	1.58
Overseas	1.79	1.81
Net interest margin (2)
Australia	2.43	2.15
Overseas	2.11	2.11

Business segment
Australia Region (3)
Average interest-earning assets (4)	201,829	153,612
Net interest margin (%) (2)	2.38	2.48

United Kingdom Region (3)
Average interest-earning assets (4)	52,423	48,608
Net interest margin (%) (2)	3.51	3.69

New Zealand Region (3)
Average interest-earning assets (4)	31,003	28,665
Net interest margin (%) (2)	2.50	2.58

nabCapital
Average interest-earning assets (4)	138,174	136,565
Net interest margin (%) (2)	0.68	0.37

Other (5)
Average interest-earning assets (4)	(47,737)	(41,968)
Net interest margin (%) (2)	(0.69)	(0.24)

(1)          Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)          Net interest margin is net interest income as a percentage of average interest-earning assets.

(3)          The Australia Region business segment here excludes the Australian Wealth Management business and the Asian banking business.

(4)          Average interest-earning assets include intercompany balances.

(5)          Other includes the Australian Region Wealth Management business, Asian banking business, Group Funding, Corporate Centre and inter-divisional eliminations.

Net interest margin (geographical basis)

The net interest margin (net interest income as a percentage of average interest-earning assets), increased by 18 basis points to 2.31% in 2006, from 2.13% in 2005.  Changes to accounting policies under AIFRS in the 2006 year have had a favourable 7 basis points impact.  After adjusting for AIFRS impacts, the Group net interest margin increased 11 basis points from 2005 primarily due to the reduction in low margin assets and a favourable rate environment, partly offset by on-going competitive pressures together with unfavourable portfolio mix impacts from the continuing shift to lower margin lending and deposit products.

The increase in net interest margin in Australia of 28 basis points in 2006 to 2.43% from 2.15% in 2005, resulted primarily from favourable AIFRS impacts and the reduction in assets invested in low margin products, as well as a favourable rate environment.  The increase during 2006 was also driven by the improved margin performance of the nabCapital division which resulted from the exit of low yielding assets and increased lending to higher yielding counterparties.  This was partly offset by some margin contraction due to ongoing competitive pressures together with unfavourable portfolio mix impacts from the continuing shift to lower-margin home loans and deposit products.

The overseas net interest margin remained stable at 2.11% in 2006, and primarily reflects favourable AIFRS impacts, offset by the continued shift in product mix towards lower margin lending products, particularly in the UK reflecting margin management as part of the expansion strategy in the UK, an unfavourable change in deposit mix due to competition, and continued reliance on longer term wholesale funding, for both the UK and New Zealand.

Net life insurance income

2006	$1,417	million
2005	$1,505	million

Net life insurance income comprises the revenue and interest component of premiums, dividends, realised and unrealised capital gains and other returns on investments under the life insurers’ control, net of claims expense, change in policy liabilities, policy acquisition and maintenance expense, and investment management fees (refer to note 55 in the financial report for disclosure in relation to the Group’s life insurance business).

Net life insurance income decreased by $88 million to $1,417 million income in 2006, from $1,505 million in 2005.

This result was primarily impacted by a decrease in investment revenue of $1,156 million or 15.3% to $6,375 million, reflecting weaker investment performance in 2006 than 2005, offset by the corresponding decrease in policy liabilities of $1,114 million or 20.0% to $4,456 million in 2006 from $5,570 million in 2005.

Other income

Other income excluding significant revenue decreased by $804 million or 13.7% to $5,086 million in 2006.  Refer below for a detailed analysis of the main categories of other income:

Gains less losses on financial instruments at fair value

2006	$471	million
2005	$639	million

Gains less losses on financial instruments at fair value includes all realised and unrealised profits and losses resulting directly from trading securities, derivative trading activities (foreign exchange, interest rate and other derivatives) and movements in assets, liabilities and derivatives designated at fair value and in hedge relationships.

Gains less losses on financial instruments at fair value decreased by $168 million or 26.3% to $471 million in 2006.  The decrease for the year was mainly due to a reduction in trading income of $249 million offset by non trading fair value adjustments of $81 million.  Trading income reduced largely due to the inclusion of derivative costs associated with short term funding due to a change of accounting policy from October 1, 2005.

Banking fees

2006	$833	million
2005	$1,523	million

Banking fees primarily consist of acceptance fees for accepting bills of exchange (applicable for the 2005 year only), fees to cover costs of establishing lending facilities, commitment fees to compensate for undrawn funds set aside for a customer’s ultimate use, and service fees to cover costs of maintaining credit facilities.

Banking fees decreased by $690 million or 45.3% to $833 million in 2006.  The decrease in 2006 is primarily due to the change of accounting policy from October 1, 2005 reflecting the impacts of effective yield and reclassification of bill acceptances.  This has been partly offset by core lending growth and higher packaged annual fees and fixed rate loan service fees.

Money transfer fees

2006	$564	million
2005	$622	million

Money transfer fees are fees earned on the transfer of monies between accounts and/or countries and also includes fees for bank cheques and teletransfers, dishonours and special clearances, and periodical payments.

Money transfer fees decreased by $58 million or 9.3% to $564 million in 2006.  This decrease primarily reflects the impact of the sale of the Irish Banks on February 28, 2005, as well as customers continuing to move to lower-cost transaction channels.

Fees and commissions

2006	$1,492	million
2005	$1,528	million

Fees and commissions consist of fees charged to cover the costs of establishing credit card facilities, commissions from selling insurance and investment products, and other fees.

Fees and commissions decreased by $36 million or 2.4% to $1,492 million in 2006.  The decrease in 2006 primarily reflects the impact of the sale of the global Custom Fleet business in July 2006, the sale of BNZ Investment Management in January 2006, as well as the sale of the Irish Banks in February 2005.

Investment management fees

2006	$438	million
2005	$349	million

Investment management fee income relates to management fees received for services rendered acting as a responsible entity and/or an approved trustee for retail and wholesale unit trusts.

Investment management fees increased by $89 million or 25.5% to $438 million in 2006.  The increase in 2006 reflects an increase in funds under management and administration, and growth in the investment market.

Fleet management fees

2006	$148	million
2005	$154	million

Fleet management fees consist of fleet and Custom Fleet management fees.  Specifically, fleet management fees include fleet management, maintenance and fleet card fees, whilst Custom Fleet management fees include operating lease, sale and leaseback and management service fees.

Fleet management fees decreased by $6 million or 3.9% to $148 million in 2006.  The decrease in 2006 primarily reflects the sale of the global Custom Fleet business in July 2006.

Rentals received on leased vehicle assets

2006	$654	million
2005	$740	million

Rentals received on leased vehicle assets represents income earned where the Group is the lessor.  Depreciation on these assets is included within general expenses.

Rentals received on leased vehicle assets decreased by $86 million or 11.6% to $654 million in 2006.  The decrease in 2006 primarily reflects the sale of the global Custom Fleet business in July 2006.

Other income

2006	$290	million
2005	$335	million

Other income includes dividend revenue, profit on sale of property, plant and equipment and other assets, net foreign exchange income, revaluation gains/(losses) on exchangeable capital units and other sundry income items.

Other income decreased by $45 million or 13.4% to $290 million in 2006.  The decrease in 2006 primarily reflects the revaluation losses on the exchangeable capital units and the profit on UK property transactions received in 2005.  This was offset by increased income attributable to transitional services provided to Danske Bank A/S in connection with the sale of the Irish Banks, insurance recovery received upon defence of a litigation case, and gains in relation to the Mastercard initial public offering.

Net profit from the sale of controlled entities - Custom Fleet business

On July 31, 2006, the Group sold its Custom Fleet business to GE Commercial Finance.  The assets and liabilities of these entities no longer form part of the Group.  The profit arising from the sale was as follows:

	Proceeds	Cost of	Profit on sale	Income	Profit on sale
	from sale	assets sold	(before tax)	tax expense	(after tax)
	$m	$m	$m	$m	$m
Custom Fleet business	571	(375)	196	(25)	171

Significant revenue

Pensions revenue

During the 2006 year, an agreement was reached between the Company, staff members and trustees to reforms to the United Kingdom pension schemes.  This has resulted in significant revenue amounting to $319 million ($223 million after tax).  This amount consists of past service gain revenue of $387 million, expected return on asset revenue of $274 million, offset by interest costs of $231 million and current service costs of $111 million.

Sale of National Europe Holdings (Ireland) Limited

On February 28, 2005, the Group sold to Danske Bank A/S all of the share capital of National Europe Holdings (Ireland) Limited.  National Europe Holdings (Ireland) Limited was the immediate parent entity of Northern Bank Limited and National Irish Bank Limited (Irish Banks).  The assets and liabilities of National Europe Holdings (Ireland) Limited and the Irish Banks no longer form part of the Group.  The profit arising from the sale was as follows:

	Proceeds	Cost of	Profit on sale	Income	Profit on sale
	from sale	assets sold	(before tax)	tax benefit	(after tax)
	$m	$m	$m	$m	$m
National Europe Holdings (Ireland) Limited	2,493	(1,139)	1,354	(34)	1,320

During the 2006 year, $15 million of provisions and other costs expected to be incurred in respect of the sale of the Irish Banks were written back to the income statement as these costs are no longer expected to be incurred.

Operating expenses

Personnel expenses

2006	$3,869	million
2005	$3,807	million

Personnel expenses increased by $62 million or 1.6% to $3,869 million in 2006.  The increase in 2006 reflected higher contractor salaries as a result of the Group’s investment in infrastructure and business initiative projects, higher average salaries as a result of increases under the enterprise bargaining agreement effective from March 1, 2006 and higher performance-based remuneration.  This has been partly offset by the reduction in staff numbers resulting from the impact of the sale of controlled entities during the 2005 and 2006 years, the reduction in staff numbers resulting from further restructuring initiatives undertaken by the Group during the 2006 year and a reduction in superannuation expense as a result of reforms to the United Kingdom pension scheme.

Occupancy-related expenses

2006	$523	million
2005	$539	million

Occupancy-related expenses decreased by $16 million or 3.0% to $523 million in 2006.  The decrease in 2006 reflects a reduction in occupancy costs resulting from the sale of controlled entities during the 2005 and 2006 years and lower occupancy costs as a result of restructuring initiatives undertaken by the Group during the 2006 year.  This has been partly offset by higher occupancy costs as a result of annual market-base rent reviews.

General expenses

2006	$3,187	million
2005	$3,649	million

General expenses decreased by $462 million or 12.7% to $3,187 million in 2006.  The decrease in 2006 reflects a reduction in depreciation expense following the Group’s leased motor vehicles being designated as held for sale from April 1, 2006 and a reduction as a result of one-off items not repeated in 2006, including $40 million operational risk event losses due to customer overcharging for BAD tax and fixed rate interest-only loans, $49 million associated with the Northern Bank Limited robbery in December 2004 and costs of $49 million associated with the outcome of a legal action in South Korea.  In addition, there was a reduction as a result of lower operational risk event losses relating to customer overcharging for Choice package.  This is partly offset by higher costs of transitional services provided to Danske Bank A/S from the sale of the Irish Banks and higher fees and commissions as a result of items no longer meeting deferral criteria following the Group’s change of accounting policy on October 1, 2005.

Net loss from the sale of controlled entities - MLC Asia businesses

On May 8, 2006, the Group sold to AXA Asia Pacific Holdings its life insurance and related wealth management companies in Asia.  The assets and liabilities of these entities no longer form part of the Group.  The loss arising from the sale was as follows:

	Proceeds	Cost of	Loss on sale	Income	Loss on sale
	from sale	assets sold	(before tax)	tax benefit	(after tax)
	$m	$m	$m	$m	$m
MLC Asia businesses	565	(628)	(63)	—	(63)

Charge to provide for doubtful debts

Charge to provide for doubtful debts by geographical region

	2006	2005
	$m	$m
Australia	264	320
Europe	292	182
New Zealand	46	34
United States	7	7
Asia	(3)	(9)
Total charge to provide for doubtful debts	606	534

The total charge to provide for doubtful debts increased by $72 million or 13.5% to $606 million in 2006.  This increase is primarily due to an increase in Europe, reflecting growth in lending volumes including non-secured lending, as well as recoveries received in 2005 which decreased the 2005 charge.  This was partly offset by a decrease in the charge in Australia, mainly reflecting a reduction in specific provisions in nabCapital.  For further information on the movement in the charge to provide for doubtful debts per each business segment, refer to pages 35 to 39 and note 18 in the financial report.

Significant expenses

Restructuring costs

During the 2005 year, the Group recognised restructuring expenses and provisions amounting to $793 million ($576 million after tax).  These costs are expected to be recovered through ongoing efficiency and productivity enhancements, streamlined functions and ongoing cost reductions.  The restructuring initiatives comprise a fundamental reorganisation of the management and organisational structure of the Group to a regional model, including the integration of the retail banking, corporate banking and wealth management businesses in Australia, the streamlining of operations and reconfiguration of distribution networks in the United Kingdom, the refocusing of the nabCapital business, as well as other streamlining and business efficiency programs, property rationalisation and decommissioning systems in all business segments.

The details of this amount are set out as follows:

	Personnel	Occupancy	Other	Total
	$m	$m	$m	$m
Total restructuring costs	439	137	217	793

In addition, during the 2002 year, the Group recognised significant restructuring costs of $580 million resulting from the Positioning for Growth initiatives.  In 2005, excess provisions totalling $11 million ($7 million after tax) were written back to the income statement.

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

In the 2005 year, following a detailed review of the residual risk in the remaining portfolio, $34 million ($24 million after tax) was written back to the income statement.

Provision for the settlement of Australian Taxation Office tax dispute in relation to TrUEPrSSM

In November 2005, the Company reached an in-principle heads of agreement with the Australian Taxation Office (ATO) in respect of a settlement of amounts in dispute in relation to the TrUEPrSSM capital raising transaction.

An amount of $97 million was recognised as a significant tax item for the 2005 year.  In accordance with the ATO practice on disputed assessments, the Company had previously paid to the ATO 50% of the amounts owing under relevant amended assessments.  The amount paid to the ATO of approximately $97 million was recognised by the Company at the time as an asset on the balance sheet.  This amount has been written off reflecting the settlement reached with the ATO.

Income tax expense

2006	$2,134	million
2005	$1,814	million

Income tax expense relating to ordinary activities of $2,134 million in 2006, was $320 million or 17.6% higher than 2005.  The effective tax rate in 2006 of 29.3% compares to 28.3% in 2005, however excluding statutory funds attributable to the life insurance business, the effective tax rate for the 2006 year is 29.9% which is consistent with the Group’s prima-facie tax rate of 30.0% and compares to 24.6% in 2005.  The increase in income tax expense in 2006 reflects higher operating profits before tax in all businesses, partly offset by a reduction in tax expense attributable to the statutory funds of the life insurance business.  The quantum of income tax expense in relation to the statutory funds attributable to the life insurance business is also impacted by wealth management products and activities, to which a wide range of tax rates are applied.

The effective tax rate excluding statutory funds attributable to the life insurance business for the 2005 year of 24.6%, was favourably impacted by the non-assessable profit in respect of the sale of the Irish Banks amounting to $372 million, partly offset by the settlement of the ATO tax dispute of $97 million.  Excluding significant items and the statutory funds attributable to the life insurance business, the effective tax rate for the 2005 year was 30.5%.

Gross loans and advances

Average balances

	2006	2005
	$m	$m
Average gross loans and advances
Australia	180,426	162,055
Overseas	100,294	97,206
Total average gross loans and advances	280,720	259,261

The diversification and size of the Group are such that its lending is widely spread both in terms of geography and types of industries served.  The loan portfolio continues to consist of short-term outstandings with 30.4% of the loans and advances (including loans and advances accounted for at fair value) at September 30, 2006 maturing within one year, 20.7% maturing between one year and five years and 48.9% maturing after five years.  Real estate mortgage lending comprises the greatest portion of the loan portfolio maturing after five years.  The average balance of loans and advances in 2006 equated to 60.6% of the total average assets of the Group.  This compares with 60.2% in 2005.

The loan portfolio within Australia largely comprises real estate lending ($129,423 million), which equates to 66.8% of the portfolio at September 30, 2006.  The remainder of the portfolio primarily consists of other commercial and industrial lending (14.0% of the portfolio) and asset and lease financing (5.8% of the portfolio).  The overseas loan portfolio primarily consists of real estate lending ($42,339 million or 38.1% of the portfolio), other commercial and industrial lending (30.0% of the portfolio) and instalment loans and other personal lending (8.3% of the portfolio) as at September 30, 2006.  The nature of the Group’s lending reflects the operations of the Group’s business divisions, and the regional lending markets in which these divisions operate.

Average gross loans and advances increased $21,459 million or 8.3%, to $280,720 million in 2006, from $259,261 million in 2005.  The increase in 2006 reflects continued strong growth of 9.4% in housing lending across all regions to $157,984 million and improved business lending in Australia which experienced growth of 17.9% to $60,369 million.

Australian average gross loans and advances accounted for 64.3% of the total average gross loans and advances in 2006, compared with 62.5% in 2005.  Australian average gross loans and advances increased $18,371 million or 11.3% to $180,426 million.  The increase mainly reflects continued strong growth in housing lending, term lending and lease financing.

Overseas average gross loans and advances increased $3,088 million or 3.2%, to $100,294 million in 2006.  The increase has been driven predominately by continued strong growth in underlying housing and term lending in both the UK and New Zealand, partly offset by the sale of Irish Banks during the 2005 year.

Loans by industry for the Group as at September 30, 2006 (1) (2)

				New	United
		Australia	Europe	Zealand	States	Asia	Total
		$m	$m	$m	$m	$m	$m
	Government and public authorities	640	585	272	23	—	1,520
	Agriculture, forestry, fishing and mining	6,278	2,654	5,100	—	31	14,063
	Financial, investment and insurance	6,092	2,118	1,183	1,241	699	11,333
	Real estate – construction	1,188	1,792	153	—	222	3,355
	Manufacturing	3,736	2,712	1,386	265	14	8,113
	Real estate – mortgage	129,423	23,976	17,818	—	545	171,762
	Instalment loans to individuals and other personal lending (including credit cards)	8,236	7,696	1,533	—	—	17,465
	Asset and lease financing	11,184	5,747	10	—	12	16,953
	Other commercial and industrial	27,100	23,079	9,511	286	423	60,399
	Total gross loans and advances	193,877	70,359	36,966	1,815	1,946	304,963
Deduct:	Unearned income	(1,571)	(644)	(1)	—	—	(2,216)
	Deferred fee income	(27)	(128)	(20)	—	—	(175)
	Provisions for doubtful debts	(1,145)	(718)	(130)	(22)	(6)	(2,021)
	Total net loans and advances	191,134	68,869	36,815	1,793	1,940	300,551

(1)          Refer to note 17 in the financial report for comparative information.

(2)          Included within loans by industry are loans accounted for at fair value of $16,774 million which is included within “other financial assets at fair value” on the balance sheet (refer to note 16 in the financial report for further information).

In Australia, gross loans and advances grew by $17,755 million or 10.0% to $193,877 million at September 30, 2006.  The increase mainly reflects continued strong growth in housing and business lending volumes.  Housing lending increased by $11,705 million or 9.9%, reflecting continued strong housing market growth and sound economic conditions.  Business lending (including term and lease financing) has also increased reflecting sound business and economic conditions.

In Europe, gross loans and advances (including loans accounted for at fair value) grew by $15,822 million or 29.0% to $70,359 million at September 30, 2006.  The strong underlying growth in 2006, reflects growth across the third party distribution channel, branch network and Integrated Financial Solutions Centres.  The UK business is continuing to successfully implement strategies designed to increase housing lending and target volume growth expansion strategies, with significant growth in variable rate home lending.  In addition, lending volumes have also increased reflecting sound economic conditions.

In New Zealand, gross loans and advances (including loans accounted for at fair value) increased by $2,350 million or 6.8% to $36,966 million at September 30, 2006.  Lending volumes grew during the year driven by the continued success of the “Unbeatable” housing campaign and growth in business lending, where the New Zealand business improved its market share despite an intensively competitive New Zealand banking environment.

In the US, gross loans and advances decreased by $426 million or 19.0% to $1,815 million at September 30, 2006.  The decrease in volumes primarily reflects the maturity of structured finance lending transactions and funded loans during the 2006 year.

In Asia, gross loans and advances increased by $263 million or 15.7% to $1,946 million at September 30, 2006.  Following the nab Capital consolidation of the Asian business in 2005, increase in volumes reflects an increase in loans to corporate clients in Hong Kong during the 2006 year.

Asset quality disclosures, charge to provide and provisions for doubtful debts

Impaired assets

	2006			2005
		Specific			Specific
	Gross	provision	Net	Gross	provision	Net
	$m	$m (1)	$m	$m	$m (1)	$m
Australia	836	137	699	761	201	560
Europe	169	28	141	137	68	69
New Zealand	51	18	33	103	33	70
United States	—	—	—	25	13	12
Asia	1	1	—	1	1	—
Total	1,057	184	873	1,027	316	711
Percentage of risk-weighted assets	0.33%	0.06%	0.27%	0.35%	0.11%	0.25%

	2006	2005
	$m	$m
Net impaired assets	873	711
Equity (parent entity interest)	27,804	25,323
Percentage of net impaired assets to equity	3.1%	2.8%

(1)          Includes specific provisions for impaired off-balance sheet credit exposures.

Total impaired assets less specific provision for doubtful debts at September 30, 2006 were $873 million, an increase of $162 million or 22.8% from the 2005 balance of $711 million.  This increase is reflective of the softer economic conditions being experienced in the current credit environment and a change in accounting policy from October 1, 2005.

Gross impaired assets (being impaired assets before specific provision for doubtful debts) at September 30, 2006 were $1,057 million, an increase of $30 million or 2.9% from the balance at September 30, 2005.

The Group’s gross impaired assets to risk-weighted assets was 0.33% at September 30, 2006, which decreased from 0.35% at September 30, 2005, largely as the result of reductions in impaired assets in New Zealand and the United States, offset by increases in Australia and Europe.  The Australian component of the gross impaired assets at September 30, 2006 was $836 million, reflecting an increase of $75 million or 9.9% from 2005.  In Europe, gross impaired assets increased by $32 million or 23.4% to $169 million.  In New Zealand, gross impaired assets decreased by $52 million or 50.5% to $51 million which reflected the settlement of a single large exposure during 2006.  Gross impaired assets in the United States decreased by $25 million or 100%, as a result of a single large exposure being written off during the 2006 year.

The Group has specialised business service units operating in each region, which continue to result in the early identification and rectification of problem loans.

Provisions for doubtful debts (closing balance by geography)

	2006	2005
	$m	$m
Australia
Collective	1,008	1,258
Specific (1)	136	217
	1,144	1,475
Europe
Collective	690	613
Specific (1)	28	88
	718	701
New Zealand
Collective	112	160
Specific (1)	18	35
	130	195
United States
Collective	22	29
Specific (1)	—	13
	22	42
Asia
Collective	6	4
Specific (1)	1	1
	7	5
Group
Collective	1,838	2,064
Specific (1)	183	354
Total provisions for doubtful debts	2,021	2,418
Percentage of risk-weighted assets	0.63%	0.83%

(1)          Excludes specific provisions for impaired off-balance sheet credit exposures.

Total provisions for doubtful debts, excluding off-balance sheet credit exposures, held at September 30, 2006 were $2,021 million or 0.63% of risk-weighted assets, compared with $2,418 million or 0.83% of risk-weighted assets at September 30, 2005.  Of the total provisions for doubtful debts at September 2006, the collective provision represented $1,838 million or 0.58% of risk-weighted assets, compared with 0.71% in 2005.

From 1 July 2006, a general reserve for credit losses has been established to align with APRA’s proposed benchmark of 0.5% of credit risk-weighted assets on a post-tax basis.  As at September 30, 2006, an additional reserve to the collective provision of $135 million was held for capital purposes to meet APRA’s requirements.  The general reserve for credit losses has been appropriated from retained profits (refer to notes 38 and 39 for further details).

Credit quality data

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired.  A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics in a collective assessment for impairment.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

In prior financial periods, the Group adopted a statistically based provisioning method for its general provision for doubtful debts.  Under this method, the Group estimated the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date. The approach applied for 2005 differed in certain respects to the approach applied for 2006 following transition to AASB 139. Key changes included applying more detailed loss estimation methods, more accurate estimates of loan loss emergence and other refinements to the approach.

Further information in respect of the Group’s loan loss provisioning methodology under AASB 139 and associated assumptions is provided in the Critical Accounting Policies section (refer page 54).

	2006	2005
	$m	$m
Provisions for doubtful debts
Specific (excluding off-balance sheet credit exposures)	183	354
Collective	1,838	2,064
Gross impaired assets	1,057	1,027
Charge to income statement – ordinary	606	534
Charge to income statement – significant	—	—

Ratios (1)	2006	2005
	%	%
Provisions for doubtful debts at year end as a percentage of year-end loans (before provisions)
Specific	0.06	0.13
Collective	0.64	0.77
	0.70	0.90
Provisions for doubtful debts at year end as a percentage of year-end loans and acceptances (before provisions)
Specific	0.06	0.12
Collective	0.56	0.70
	0.62	0.82
Provisions for doubtful debts at year end as a percentage of year-end risk-weighted assets
Specific	0.06	0.12
Collective	0.58	0.71
	0.64	0.83
Gross impaired assets as a percentage of year-end loans (before provisions)	0.37	0.38
Charge to income statement (ordinary and significant) as a percentage of
Year-end loans	0.21	0.20
Year-end loans and acceptances	0.18	0.18
Average loans and acceptances	0.19	0.19
Year-end risk-weighted assets	0.19	0.18

(1)          Ratios exclude specific provisions for impaired off-balance sheet credit exposures and loans at fair value.

Provisioning coverage ratio

The provisioning coverage ratio (ie. the level of provisioning to impaired assets) is determined having regard to all identifiable losses anticipated to result from impaired assets.  The identifiable losses anticipated is management’s determination of losses that have been incurred for individual loans that are considered impaired.  This considers all available information, including future cash flows, the effective rate of interest, the secondary market value of the loan, and the fair value of collateral.  The estimate is not determined over the life of the loan, only at the point at which the loan is considered impaired.  Accordingly, the balance of the specific provision is maintained equal to the total of all estimated incurred losses on impaired loans.

To ensure that adequate provisions for write-offs are maintained, rigorous credit monitoring procedures are in place to facilitate the early identification of doubtful debts and correspondingly, the estimated losses likely to arise.  Central to this process, all entities in the Group are required to formally review their loan portfolio at least quarterly to identify doubtful debts and loss estimations.  Provisions must be adjusted upwards or downwards to equate to the current estimates of loss on doubtful loan accounts.

The actual levels of specific provisioning set aside to cover estimated incurred losses on loans which are considered to be sufficiently impaired to warrant raising a provision are set out below:

	2006	2005
	%	%
Specific provision coverage (1)	17.4	34.9
Total provision coverage (1)	204.0	235.8

(1)          Ratios include specific provisions for impaired off-balance sheet credit exposures.

The collective provision (against both loans recorded at amortised cost and at fair value) provides further coverage against these loans of 186.6% at September 30, 2006, bringing total effective coverage to 204.0%.

Deposits and other borrowings

Total deposits and other borrowings increased by $9,720 million or 4.6% to $222,277 million at September 30, 2006, compared with $212,557 million at September 30, 2005; however, including deposits and other borrowings accounted for at fair value, total deposits and other borrowings increased by $20,342 million or 9.6%.  The increase reflects sound growth in on-demand and savings deposits particularly in Australia and Europe, reflecting more competitive pricing and new product offerings and initiatives, as well as term deposit growth in Europe and New Zealand.  This is partly offset by a decrease in certificates of deposits in Australia.

In Australia, deposits and other borrowings increased by $8,406 million or 6.9% to $130,710 million, reflecting strong growth in on-demand and short-term deposits and term deposits, partly offset by a decrease in certificates of deposit reflecting the Group’s strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

In Europe, deposits and other borrowings (including deposits and other borrowings accounted for at fair value) increased by $13,172 million or 28.2% to $59,820 million, reflecting strong growth in on-demand and short-term deposits and continued growth in term deposit volumes.  These movements reflect the continuing success of the third party distribution channel, the branch network and the Integrated Financial Solutions Centres.

In New Zealand, deposits and other borrowings (including deposits and other borrowings accounted for at fair value) increased by $3,032 million or 11.6% to $29,204 million.  Underlying growth in this region primarily reflects an increase in volumes in term deposits.

In the US, deposits and other borrowings decreased by $5,877 million or 43.9% to $7,513 million.  This decrease is driven by a reduction in the US commercial paper program reflecting the Group’s strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

In Asia, deposits and other borrowings increased by $1,609 million or 39.8%, to $5,652 million as at September 30, 2006.  This increase represents growth in corporate and retail market deposits largely driven by the deposits campaign in Hong Kong.

Deposits and other borrowings for the Group as at September 30, 2006 (1) (2)

			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	7,555	3,701	476	402	2	12,136
On-demand and short-term deposits	63,278	29,936	7,375	1,165	340	102,094
Certificates of deposit	8,180	12,982	2,866	484	—	24,512
Term deposits	34,967	12,186	13,954	2,586	5,310	69,003
Securities sold under agreements to repurchase	3,629	968	—	729	—	5,326
Borrowings	13,101	—	4,544	2,147	—	19,792
Fair value adjustment	—	47	(11)	—	—	36
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899

(1)          Refer to note 28 in the financial report for comparative information.

(2)          Included within deposits and other borrowings are deposits and other borrowings accounted for at fair value of $10,662 million which is included within “other financial liabilities at fair value” on the balance sheet (refer to note 27 in the financial report for further information).

Assets under management and administration

The assets of the Group as reported on the balance sheet include certain assets managed on behalf of others eg. where statutory funds and registered schemes are required to be consolidated by the Group under AIFRS.  Assets on trust relate to funds held in trust by the Group’s trust services businesses.  The Group and its associated entities also manage and perform administration for entities such as superannuation funds and unit trusts, the assets of which do not form part of the total assets recorded on the Group’s balance sheet.  (Refer to note 54 in the financial report for further details.)

A summary of the Group’s assets under management and administration, is set out as follows:

	2006	2005
	$m	$m
By type
Assets under management	76,335	71,012
Assets under administration	16,649	15,007
Assets on trust	4,227	4,856
Total assets under management and administration	97,211	90,875

By geography
Australia	94,053	84,155
Europe	3,158	3,752
New Zealand	—	2,304
Asia	—	664
Total assets under management and administration	97,211	90,875

By investor
Retail	55,197	54,614
Corporate	42,014	36,261
Total assets under management and administration	97,211	90,875

Total assets under management and administration increased by 7.0% to $97,211 million at September 30, 2006, compared with $90,875 million at September 30, 2005.  The growth in total assets under management and administration amidst relatively flat investment markets was driven by strong sales across core retail platforms as investors began to take advantage of superannuation changes announced in the Federal Budget in May 2006.  In 2005, the growth in total assets under management and administration was primarily due to increased investment earnings as a result of continued strong investment market conditions in the year to September 30, 2005.

Cross border outstandings

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

	Government and official institutions	Banks and other financial institutions	Commercial and industrial	Other	Total	% of total assets
	$m	$m	$m	$m	$m
As at September 30, 2006
Germany	2,182	3,569	151	14	5,916	1.2
UK	—	4,425	429	376	5,230	1.1
US	153	5,477	2,036	252	7,918	1.6

As at September 30, 2005
Germany	5,819	4,511	364	13	10,707	2.5
US	458	5,123	3,188	208	8,977	2.1

In addition, as at September 30, 2006, the US had off-balance sheet commitments of $8,277 million (2005: $4,342 million).

Critical accounting policies

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements.  The Group’s annual financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS).  The Group’s principal accounting policies are disclosed in note 1 to the financial report and in note 57 with respect to policies that differ from US GAAP.

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

Management has discussed the development and selection of its critical accounting policies with the Audit Committee and the Committee has reviewed the Group’s disclosure relating to them as set out below.

Provision for doubtful debts

Under AIFRS, loans and advances are generally carried at amortised cost, representing the gross value of the outstanding balance adjusted for provisions for doubtful debts.  To best meet this requirement, the Group has adopted a statistically-based provisioning method for its provision for doubtful debts, which is consistent with other large financial institutions in Australia and the US.  Under this method, the Group estimates the level of losses incurred, but not specifically identified, in its existing credit portfolio at balance date. The amount of the estimated loss is recognised using an allowance account and is included in the income statement.

In applying this policy the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired.  A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The amount of impairment loss for a loan or portfolio of loans is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors.  These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets within the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions.  In addition, the Group uses its experienced judgement to estimate the amount of an impairment loss.

The Group’s loan portfolio is split between retail and non-retail loans with a loan loss provision being calculated separately for each of these components.

For retail loans (personal loans, credit cards and home loans) the Group typically applies a roll rate methodology as follows. Under the roll rate methodology, loans are categorized into classes depending on their product type and their performance status, including performing, 0-30, 30-60, 60-90 days past due and beyond. Default and loss probabilities are then applied to each class in order to estimate the level of incurred losses.  These probabilities are determined individually for each class and are based on observed historical experience across the portfolio.

For non-retail loans a statistical based provisioning methodology is applied. This calculates the level of incurred losses in the portfolio based upon the probability of default multiplied by the loss given default. The Group uses its internal credit risk assessment scale to group loans with common risk characteristics together. The Group’s internal scale assigns a rating from 1 through to 16 (increasing as the assessment of the credit quality deteriorates) to each loan. This rating is based on the loan officer’s assessment of the credit worthiness of the loan and the expected future cash flows from the loan. Individual probabilities of default and loss given default estimates are then determined for each rating category and are based on observed historical experience across the portfolio. Probabilities of default are directly correlated with the loss emergence period determined for that portfolio of financial assets.

The Group’s loan loss provisioning methodology incorporates a number of assumptions, including estimates of probabilities of default and loss given default. The methodology and assumptions used for estimating the level of loan loss provisions are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The assumptions applied by management are also subject to regular review and oversight by the Group Risk Management Committee and Board Risk and Audit Committees.

Life insurance and investment policy liabilities

Policy liabilities for insurance contracts in the Group’s balance sheet and the change in policy liabilities disclosed as an expense in the income statement have been calculated using the Margin on Services methodology in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.04 “Valuation of Policy Liabilities”.  Under this approach policy liabilities for life insurance contracts are measured generally using the projection method, which is based on the net present value of estimated future policy cash flows.

Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses).  A risk free discount rate is applied.  Deferred acquisition costs where permissible are offset against this liability.

Policy liabilities for life investment contract business are calculated using the accumulation method.  The liability is stated gross.  It is measured as the present value of future cashflows using a discount rate that reflects the returns on the assets backing those liabilities and generally reflects the accumulation of amounts invested by policyholders plus investment earnings less fees specified in policy contracts.

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

Defined benefit superannuation and pension arrangements

The Group maintains several defined benefit superannuation and pension arrangements, details of which are given in note 34 in the financial report.  The measurement of any pension assets and liabilities, and the annual pension expense involves actuarial and economic assumptions.  The key variables used in pension accounting relate to the size of the employee and pensioner population, actuarial assumptions, the expected long-term rate of return on plan assets and the discount rate.  The annual pension expense and balance sheet position for the Group are currently most sensitive to discount rate and return on asset assumptions.

The Group’s defined benefit plans provide defined lump sum benefits based on years of service and a salary component determined in accordance with the specific plan.  A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the fund’s assets at that date and any unrecognised past service cost.

Under AIFRS requirements the present value of the defined benefit obligations for each plan is discounted by either the government bond rate, or the average AAA credit rated bond rate for bonds that have maturity dates approximating to the terms of the Group’s obligations.  The present value of the defined benefit obligations is calculated every three years using the projected unit credit method and updated every year for material movements in the plan position.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period).  In this case, the past service cost is amortised on a straight line basis over the vesting period.

Pension expense attributable to the Group’s defined benefit plans comprises current service cost, interest cost, expected return on plan assets and amortisation of any past service cost which has yet to vest.  The Group’s policy where actuarial gains and losses arise as a result of actual experience is to fully recognise such amounts directly into retained earnings.

Accounting developments

The Australian Accounting Standards Board (AASB) has issued new standards and amendments that were available for adoption, but not mandatory for September 30, 2006 reporting periods.  In some cases these amendments relate to items which are not applicable to the Group.  Those amendments which are applicable and which are likely to have an impact on the Group’s disclosures but have not yet been applied by the Group in preparing this financial report are as follows:

AASB 7 “Financial Instruments: Disclosure” (August 2005) (AASB 7) withdraws AASB 130 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and supersedes paragraphs 51-95 of AASB 132.  AASB 7 is applicable for annual reporting periods beginning on or after January 1, 2007.

AASB 2005-10 “Amendments to Australian Accounting Standards” (AASB 2005-10): following the issue of AASB 7 the following AASB standards have been amended - AASB 132; AASB 101 “Presentation of Financial Statements”; AASB 114 “Segment Reporting”; AASB 117 “Leases”; AASB 133 “Earnings per Share”; AASB 139; and AASB 4 “Insurance Contracts”; AASB 1023 “General Insurance Contracts”; and AASB 1038 “Life Insurance Contracts”.

The Group plans to adopt AASB 7 and AASB 2005-10 from October 1, 2007.  The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company or the Group as the standards are concerned only with disclosures.

United States Generally Accepted Accounting Principles

Refer to note 57 in the financial report for additional information on the impact of changes in US GAAP on the Group.

Non-GAAP financial measures

The following is a summary of the key non-GAAP financial measures used throughout the annual financial report:

Cash earnings

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).  Cash earnings is a key performance measure used in the investment broking community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the items detailed below from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent, the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a statement of cash flows.

Adjustments are made between net profit and cash earnings as follows:

Minority interests – reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders.

Minority interests of life businesses – reflects the allocation of profit to controlled unit trusts of life companies.

Distributions – this reflects payments to holders of National Income Securities, Trust Preferred Securities and Trust Preferred Securities II, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders.

Revaluation gains/losses on exchangeable capital units – the Group’s exposure to foreign exchange risk is eliminated through the existence of certain conversion features that convert the exchangeable capital units to equity at pre-determined exchange rates.

Treasury shares – relates to the movement in treasury share assets (direct investments in National Australia Bank Limited) caused by the movement in the share price.

Net profit/loss on sale of controlled entities – relates to profits or losses on the sale of controlled entities.

Revaluation gains/losses on economic hedge of the proceeds on sale of controlled entities – represents the fair value movement on derivatives taken out to protect against foreign exchange rate movements and relates directly to the profit/loss on sale of controlled entities.

Investments earnings on shareholders retained profits (IoRE) discount rate variation – relates to the movement attributable to the variation between applying the short term and long term discount rates when calculating the IoRE.

Impairment of goodwill – relates to the impairment expense recognised on the application of an annual impairment test.  Financial statement users generally do not regard impairment of goodwill as being useful information in analysing investments.  As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Refer to page 7 for the reconciliation of net profit to cash earnings before significant items.

Significant items

Significant items including significant revenue, significant expenses and the associated income tax expense are defined as follows.

When an item of revenue or expense is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period, its nature and amount is disclosed separately either on the face of the or in the notes to the financial report.

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

Refer to page 7 for the reconciliation of net profit to net profit attributable to members of the Company to net profit attributable to members of the Company before significant items.

Disclosure controls and procedures and internal control over financial reporting

Evaluation of disclosure controls and procedures

The Group has designed its disclosure controls and procedures to ensure the information required to be disclosed in the Group’s external reports is reliably recorded, processed, summarised, and reported within the required time periods.  Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in the annual financial report and Form 20-F is accumulated and communicated to senior management, including the Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  Although the effectiveness of these procedures has been evaluated it should be recognised that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding controls.  Accordingly, the Group’s disclosure controls and procedures provide reasonable assurance, not absolute assurance, of achieving their objectives.

Management, with the participation of the Group Chief Executive Officer and Group Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in the rules of the United States Securities and Exchange Commission) as of the end of the period covered by this report and has concluded that such disclosure controls and procedures are effective.

Management report on internal control over financial reporting

Management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) – 15(f) under the Securities Exchange Act of 1934, as amended.  Although the framework is tested it should be recognised that there are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention of overriding controls.  Accordingly, even effective internal control can only provide reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of September 30, 2006 based on the framework set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).  Based on that assessment, management concluded that, as of September 30, 2006, the Group’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of September 30, 2006, has been audited by Ernst & Young, an independent registered public accounting firm.  As stated in their report appearing on page 265, Ernst & Young have expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of September 30, 2006.

Changes in the Group’s internal control over financial reporting that occurred during the 2006 year

The Group made certain disclosures in the annual financial report 2005 around disclosure controls and procedures that also impact internal control over financial reporting.  Enhancements were made to the Group’s internal control over financial reporting during the year.  Specifically, the following changes were made over the previously identified deficiencies to address these issues in all material respects:

Reconciliation with US GAAP

Following weaknesses identified in the process for completing the US GAAP reconciliation in the annual financial report 2005, the Group has undertaken a review of its US GAAP reporting process.  In order to ensure the controls and procedures were improved to support the financial statements at year-end, the Group made the following changes in the Group’s internal control over financial reporting with regards to reconciling with US GAAP:

•                  reviewed and redesigned the end to end process for reporting US GAAP;

•                  increased the focus and number of resources skilled in US GAAP; and

•                  increased the amount of US GAAP reconciliation analysis and documentation.

Extent of manual processes necessary in order to compensate for the identified system deficiencies

In the annual financial report 2005, it was highlighted that while the core financial systems of the Group were sound and controlled effectively, there were a significant number of manual processes involved in the production of the financial statements.  Where manual controls have been identified in the key processes supporting the preparation of the financial report, these have been reviewed, tested and where appropriate redesigned to ensure that the controls were designed and operating effectively to support the production of the annual financial report 2006.

Discovery of unauthorised trading in foreign currency options

In the Annual Financial Report 2005, an update was provided on the progress made towards resolution of the control issues identified through the investigation into losses incurred following unauthorised trading in foreign currency options, announced by the Group in January 2004.  In the annual financial report 2005, the Group identified that there were four key issues still requiring further remediation.

These were:

•                  design and implementation of improved governance structures;

•                  validation of complex models;

•                  regular reconciliation of key data flows; and

•                  improvements to the corporate culture.

Issues relating to the reconciliation of key data flows and the validation of models, as they pertain to the annual financial report, have been resolved.  The controls over those data flows and models that drive valuations impacting the production of the annual financial statements have been satisfactorily tested as part of the overall program of management review of the internal control framework over financial reporting.

Refer to page 15 for information regarding the resolution of culture and governance related issues.

Corporate governance

The Board of directors of the Company is responsible for the governance of the Company and its controlled entities.  Corporate governance is vitally important in the Group and is undertaken with due regard to all of the Group’s stakeholders including the communities in which it operates.  Good corporate governance is a fundamental part of the culture and the business practices of the Group.  The main corporate governance practices for the 2006 year are outlined in this section.

The roles of the Board and management

The Board has adopted a formal charter that details the functions and responsibilities of the Board which may be found on the Group’s website at www.nabgroup.com

The Board’s most significant responsibilities are:

Stakeholder interests

•                  serving in the interests of long term sustainable returns for shareholders with regard to the interests of other stakeholders including customers, regulators, staff and the communities in the regions in which the Group operates;

•                  building trust in the Group through consistent business performance, behaviour, transparency and accountability; and

•                  reviewing and monitoring corporate governance and corporate social responsibility throughout the Group;

Strategy

•                  reviewing, approving and monitoring corporate strategy and plans;

•                  making decisions concerning the Group’s capital structure and dividend policy; and

•                  reviewing, approving and monitoring major investment and strategic commitments and the Group risk appetite;

Performance

•                  reviewing business results;  and

•                  monitoring budgetary controls;

Integrity of external reporting

•                  reviewing and monitoring the processes, controls and procedures which are in place to maintain the integrity of the Group’s accounting and financial records and statements; and

•                  reviewing and monitoring reporting to shareholders and regulators, including the provision of objective, comprehensive, factual and timely information to the various markets in which the Company’s securities are listed;

Risk management and compliance

•                  monitoring and reviewing the risk management processes, the Group’s risk profile and processes for compliance with prudential regulations and standards and other regulatory requirements; and

•                  reviewing and monitoring processes for the maintenance of adequate credit quality;

Executive review, succession planning and culture

•                  approving key executive appointments and remuneration, and monitoring and reviewing executive succession planning;

•                  reviewing and monitoring the performance of the Group Chief Executive Officer and senior management; and

•                  monitoring and influencing the Group’s culture, reputation and ethical standards; and

Board performance

•                  monitoring Board composition, director selection, Board processes and performance with the Nomination Committee’s guidance.

The Board has delegated authority and responsibility to the Group Chief Executive Officer to manage the day-to-day affairs of the Group.  These authorities are broad ranging and are subject to strict limits.  They may be sub-delegated.  The delegated authorities and responsibilities include:

•                  strategic development and implementing Board approved strategies;

•                  the achievement of operational plans within both a comprehensive risk management framework and the corporate principles;

•                  developing appropriate corporate culture; and

•                  sound relationship management with the Group’s stakeholders.

Composition of the Board

The Board requires that each of its directors possess unquestionable integrity and character.  The Nomination Committee assists the Board in identifying other appropriate skills and characteristics required for the Board and individual directors in order for the Company to fulfill its goals and responsibilities to shareholders and other key stakeholders.

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

•                  the Board should comprise a majority of independent non-executive directors; and

•                  the Board should comprise directors with a broad range of expertise, skills and experience from a diverse range of backgrounds including sufficient skills and experience appropriate to the Group’s business.

The Board is composed of a majority of independent non-executive directors.  There are three executive directors and ten independent non-executive directors.  The role of Chairman and that of Group Chief Executive Officer are held by two separate individuals.  The Chairman is an independent non-executive director and the Group Chief Executive Officer is an executive director.  The other executive directors are the Executive Director and Chief Executive Officer, Australia and the Group Chief Financial Officer.

In 2006, APRA introduced Prudential Standard 520.  This requires directors, senior management and auditors of an authorised deposit-taking institution to be assessed to determine whether or not they have the appropriate skills, experience and knowledge to perform their role.  They also need to be able to establish that they have acted with honesty and integrity.

A ‘Fit and Proper’ policy that meets the requirements of the Prudential Standard has been approved by the Board and implemented by the Company.  The assessment process includes police checks and confirming the authenticity of academic records and employment history.  All ‘responsible persons’, as defined by the standard, have been assessed as meeting the criteria to ensure that they are ‘fit and proper’.

The skills, experience, expertise and commencement dates of the directors are set out in the report on the directors and officers.

Independence of directors

Directors are expected to bring independent views and judgment to Board deliberations.  In assessing whether a director is independent the Board has regard to the standards it has adopted that reflect independence requirements of applicable laws, rules and regulations, including the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the corporate governance standards of New York Stock Exchange, Inc. and the US Sarbanes-Oxley Act of 2002.

An independent director must be independent of management and free to exercise unfettered and independent judgment.  They must provide all relevant information to allow a regular assessment of their independence.

The Board considers that all of the non-executive directors are independent.  The non-executive directors regularly meet informally, without the Group Chief Executive Officer, other executive directors and other members of management present.

The independent directors are identified (with their period in office) in the report on the directors and officers.

Disclosure of related party transactions is set out in note 51 in the financial report.

Appointment and re-election of Board members

The process for appointing a director is that, when a vacancy exists, the Board’s Nomination Committee, identifies candidates with the appropriate expertise and experience, using external consultants as appropriate.  The most suitable candidate is appointed by the Board but must stand for election by the shareholders at the next annual general meeting of the Company.

The Company has formal letters of appointment for each of its directors, setting out the key terms and conditions of the appointment.

The process for re-election of a director is in accordance with the Company’s Constitution, which requires that, other than the Group Chief Executive Officer and those directors appointed during the year, one-third (or the nearest number to one-third) are required to retire by rotation at each annual general meeting and are eligible to stand for re-election.  Directors appointed during the year to fill any vacancy must retire and stand for election.

Before each annual general meeting, the Board assesses the performance of each director due to stand for re-election, the Board decides whether to recommend to the shareholders that they vote in favor of the re-election of each director.

The Board has set a limit of 10 years for which an individual may serve as a director, subject to an annual review after this period.  The Board regards this as an appropriate period of service.  (The commencement dates of the directors are set out in the report on the directors and officers on pages 67 to 70).  The retirement age for directors is fixed by the Company’s Constitution at 70 years of age.

Induction and continuing education

Management, working with the Board, provides an orientation program for new directors.  The program includes discussions with executives and management, reading material, tutorials and workshops.  These cover the Group’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure, its internal and external audit programs, and directors’ rights, duties and responsibilities.

Management periodically conducts additional presentations and tutorial sessions for directors about the Group, and the factors impacting, or likely to impact, on its businesses.  These assist the non-executive directors to gain a broader understanding of the Group.  Directors are also encouraged to keep up to date on topical issues.

Board meetings

The number of Board meetings and each director’s attendance at those meetings are set out in the report on the directors and officers.  Directors are expected to prepare adequately for, attend and participate at Board meetings and meetings of committees.  Directors are also expected to attend on-site inspections.  The Board meets once a year in the United Kingdom and in New Zealand, where the Company has significant business interests.  This allows them to meet customers, employees and other stakeholders.

Board performance

The Board conducts an annual assessment of its performance and an annual review of individual directors before they stand for re-election at the annual general meeting.

External experts are engaged as required to review many aspects of the Board’s activities and to assist in a continuous improvement process to enhance the effectiveness of the Board.

In 2006, an external expert surveyed each member of the Board and members of senior management before preparing a report which was discussed by the Board as a whole.  The Chairman reviewed the performance of individual members of the Board.

Remuneration of directors

Shareholders determine the maximum total amount to be paid to non-executive directors.  From this amount, the individual directors are remunerated based on a philosophy of compensating the directors at around the upper quartile of the market, having regard to the size and complexity of the Group.

The Remuneration Committee receives advice from independent experts on appropriate levels of director remuneration and guides the Board in respect of these matters.

The total directors’ remuneration is disclosed as part of the shareholder approved aggregate amount and includes all statutory superannuation and all fees payable for work performed in relation to subsidiary company boards.

The remuneration policy for the Board and the remuneration of each director is set out in the remuneration report which forms part of the report on the directors and officers, and in note 52 in the financial report.

Remuneration of senior executives

The remuneration policy for senior executives is set out in the remuneration report and in note 52 in the financial report.

Conflicts of interest

Directors are expected to avoid any action, position or interest that conflicts or appears to conflict with an interest of the Group.  A director who has a material personal interest in a matter relating to the Group’s affairs must notify the other directors of that interest.

The Corporations Act 2001 (Cth) together with the Company’s Constitution require that a director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting or vote on the matter, except in the following circumstances:

•                  the directors without a material personal interest in the matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to the affairs of the Company, which states that the remaining directors are satisfied that the interest should not disqualify the director from voting or being present;

•                  ASIC has made a declaration or order under the Corporations Act 2001 (Cth), which permits the director to be present and vote even though the director has a material personal interest;

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

Even though the Corporations Act 2001 (Cth) and the Company’s Constitution allow these exceptions, the Group’s corporate governance standards provide that when a potential conflict of interest arises, the director concerned does not receive copies of the relevant Board papers and withdraws from the Board meeting while such matters are considered.  Accordingly, in such circumstances the director concerned takes no part in discussions and exercises no influence over other members of the Board.  If a significant conflict of interest with a director exists and cannot be resolved, the director is expected to tender his or her resignation after consultation with the Chairman.

Financial services are provided to directors under terms and conditions that would normally apply to the public.  The provision of financial services to directors is subject to any applicable legal or regulatory restrictions, including the Corporations Act 2001 (Cth) and the US Sarbanes-Oxley Act of 2002.  Refer to note 51 in the financial report for further information.

Transactions with related and other non-independent parties

In the year to September 30, 2006 the Group had a number of related party transactions (refer to note 51 in the financial report).  These transactions were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or charged on the basis of equitable rates agreed between the parties.  These transactions did not involve more than the normal risk of collectability or present other unfavorable features.

Other non-independent parties are parties that are able to negotiate terms of transactions that are not on an arm’s length basis, but do not meet the definition of a related party.  The Group is not aware of any relationships or transactions with such parties that would materially affect its financial position or results of operations.

Access to management

Board members have complete and open access to management.

The Company Secretary provides advice and support to the Board and is responsible for the Group’s day-to-day governance framework.

Access to independent professional advice

Written guidelines entitle each director to seek independent professional advice at the Company’s expense, with the prior approval of the Chairman.

The Board can conduct or direct any investigation to fulfill its responsibilities and can retain, at the Company’s expense, any legal, accounting or other services, it considers necessary to perform its duties.

Confidential information

The directors regard the confidentiality of customer information as highly important.  The Group has a written policy about preserving confidentiality and fosters a culture to prevent the disclosure of confidential customer information outside the Group or the use of that information for the financial gain of any other entity (including any entity with which a director has an association).

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

Further, directors, officers and employees are prohibited from trading in the Company’s securities during prescribed blackout periods prior to the release of the Group’s annual and half-yearly results announcements.  Directors, officers and certain employees are further required to notify their intention to trade in the Company’s securities prior to trading.

There are also legal restrictions on insider trading imposed by the laws of other jurisdictions that apply to the Group and its directors, officers and employees.

The Group expressly prohibits directors or employees taking derivatives over unvested performance based remuneration or short term trading in any Company securities.

Directors, officers and employees must not trade in the shares of any other entity if inside information on such entity comes to their attention by virtue of their position as a director, officer or employee of the Group.

Shareholding requirements

Within two months of appointment, a director must hold at least 2,000 fully paid ordinary shares in the Company.  Non-executive directors must receive or acquire at market prices the equivalent of at least 10% and up to 40% of their annual remuneration in the form of shares in the Company.  Under the National Australia Bank Staff Share Ownership Plan, Australian resident directors are provided these shares as approved by shareholders.  Executive directors may receive shares, performance options and performance rights as approved by shareholders.

Details of all shareholdings by directors in the Company are set out in the report on the directors and officers and note 52 in the financial report.

Board and committee agendas

Board and committee agendas are structured to assist the Board to meet its significant responsibilities.  This includes the Board’s consideration of strategy and the approval and monitoring of financial and other goals.  The Board receives a detailed overview of the performance and significant issues faced by each business and the major risk elements for review.

Directors receive and discuss detailed financial, operational and strategy reports from management.

Clear guidelines have been established to enable matters raised by regulators to be promptly and effectively addressed and referred to the Board if necessary.

Board committees

To help it carry out its responsibilities the Board has established the following committees and has adopted charters setting out the matters relevant to the composition, responsibilities and administration of these committees:

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

The qualifications of each committee’s members and the number of meetings they attended each year are set out in the report of directors.

Risk Committee

Membership

The members of the Risk Committee are:

Mr Paul Rizzo (Chairman);

Ms Jillian Segal; and

Mrs Patrica Cross.

The members of the Risk Committee have a range of different backgrounds, skills and experiences, to enable them to have oversight of the operational, financial and strategic risk profile of the Group.

Responsibilities and Risk Committee charter

The roles, responsibilities, composition and membership requirements are documented in the Risk Committee charter approved by the Board, which may be found on the Group’s website at www.nabgroup.com

The Risk Committee’s responsibilities include:

•                  review and oversight of the risk profile of the Group within the context of the Board determined risk appetite;

•                  making recommendations to the Board concerning the Group’s risk appetite and particular risks or risk management practices of concern to the Committee;

•                  reviewing management’s plans for mitigation of the material risks faced by the various business units of the Group; and

•                  promotion of awareness of a risk based culture and the achievement of a balance between risk minimisation and reward for risks accepted.

Activities during the year

At each scheduled meeting, the Risk Committee received a report from the Group Chief Risk Officer and updates in relation to key matters from the general managers of the Group’s key risk functions, being Portfolio Management, Traded Market Risk, Non-Traded Market Risk and Operational Risk.  The Group’s capital management position was also reviewed on regular basis with the Group Treasurer.

Key activities undertaken by the Risk Committee during the year include:

•                  review of the budget and headcount of the Group’s risk management function;

•                  review of the Group’s risk rating and escalation methodology with a continued focus on improving the quality of risk reporting to the Board;

•                  review and recommendation to the Board of the Group’s 2006 risk appetite statement;

•                  review of the Group’s risk and assurance management framework;

•                  review of regional risk profiles and risk management processes;

•                  review of the certifications from management in relation to the Group’s compliance with applicable prudential standard obligations;

•                  review of the certifications and assurances from internal audit and management in relation to the effectiveness of the Group’s internal controls and risk management;

•                  meetings without the presence of management with APRA; and

•                  joint meetings with the Wealth Management risk committee and the Group’s New Zealand and United Kingdom board risk committees to consider key local risk issues.

The charters and modes of operation developed for the Group Risk Management Committee, the Group Credit Risk Committee, the Group Market Risk Committee, Group Asset and Liability Committee and the Group Operational Risk and Compliance Committee were further refined in 2006 and each of the management in the committees were subject to rigorous performance reviews.

The Risk Committee met 13 times during the year.

More comprehensive details on risk management appear on pages 15 to 23.

Audit Committee

Membership

The members of the Audit Committee are:

Mr John Thorn (Chairman);

Mr Daniel Gilbert;

Mr Kerry McDonald; and

Mr Paul Rizzo.

In December 2006, Mr Geoffrey Tomlinson and Mr Daniel Gilbert exchanged their positions on the Remuneration and Audit Committees respectively.

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

Members are appointed for an initial term of three years.  The Audit Committee must consist of at least three members.  Membership is reviewed every three years.  Periodic rotation is encouraged so that no more than one committee member each year resigns as a result of periodic rotation.

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

He is not an auditor or accountant for the Company, does not perform ‘field work’ and is not an employee of the Company.  The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed as an ‘expert’ for any purpose as a result of being identified as an audit committee financial expert.  The Audit Committee is responsible for the oversight of management in the preparation of the Group’s financial statements and financial disclosures.  The Audit Committee relies on the information provided by management and the external auditor.  The Audit Committee does not have the duty to plan or conduct audits or to determine that the Group’s financial statements and disclosures are complete and accurate.  These are the responsibility of management and the external auditor.

Responsibilities and Audit Committee charter

The Audit Committee’s role, responsibilities, composition and membership requirements are documented in the Audit Committee charter, which the Board has approved and may be found on the Group’s website at www.nabgroup.com

The Audit Committee is responsible for review and oversight of:

•                  the integrity of the accounting and financial reporting processes of the Group;

•                  the Group’s external audit;

•                  the Group’s internal audit; and

•                  compliance with applicable accounting standards to give a true and fair view of the financial position and performance of the Group.

The Audit Committee met 12 times during the year.

The Audit Committee has the authority to conduct or direct any investigation required to fulfill its responsibilities and has the ability to retain, at the Company’s expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties.

Activities during the year

Key activities undertaken by the Audit Committee during the year include:

•                  review of the scope of the annual audit plans for 2006 of the external auditor and internal auditor and overseeing the work performed by the auditors throughout the year;

•                  review with management of significant accounting, financial reporting and other issues raised by the internal and external auditors;

•                  review of the performance and independence of the external auditor and internal auditor together with their assurance that all applicable independence requirements were met;

•                  meetings without the presence of management with the Group General Manager, Internal Audit and key partners from Ernst & Young;

•                  consideration and recommendation to the Board on significant accounting policies and areas of accounting judgment;

•                  review of the Group’s certification process framework supporting the certifications from the Group Chief Executive Officer and Group Chief Financial Officer;

•                  review of the certifications from the Group Chief Executive Officer and Group Chief Financial Officer; and

•                  review and recommendation to the Board for the adoption of the Group’s half-year and annual financial statements.

Senior representatives from Ernst & Young and Internal Audit attended every scheduled meeting of the Audit Committee throughout the period.  A meeting of the Group’s regional audit committee Chairmen was held in October 2006 at which key finance related issues from a regional and Group perspective were considered.

Access to the Committee

To draw appropriate matters to the attention of the Committee, the following individuals have direct access to the Committee: Group Chief Executive Officer; Group Chief Financial Officer; Deputy Group Chief Financial Officer; Group Financial Controller; Group Chief Risk Officer; Group General Counsel; General Manager, Internal Audit and the external auditor.  ‘Direct access’ means that the person has the right to approach the Committee without having to proceed via normal reporting line protocols.

Other employees of the Group may have access to the Audit Committee through the ‘Whistleblower Protection Program’.  Refer to page 66 for further information on the ‘Whistleblower Protection Program’.

Confidential financial submissions

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.  It is a responsibility of the Audit Committee to ensure that employees can make confidential, anonymous submissions regarding such matters (refer to the ‘Whistleblower Protection Program’ section on page 66 for further information).

External auditor

The Audit Committee is responsible for the selection, evaluation, compensation and, where appropriate, replacement of the external auditor, subject to shareholder approval where required.

The Audit Committee ensures that the external lead audit partner and concurring review partner rotate off the Group’s audit at least every five years and that they are not reassigned to the Group’s audit for another five years.

The Audit Committee meets with the external auditor throughout the year to review the adequacy of the existing external audit arrangements with particular emphasis on the scope, quality and independence of the audit.

The Audit Committee receives assurances from the external auditor that they meet all applicable independence requirements.

Internal audit

The Audit Committee is responsible for assessing whether the Internal Audit function is independent of management and is adequately staffed and funded.  The Committee also assesses the performance of the General Manager, Internal Audit and may recommend to the Board, the appointment and dismissal of this general manager.

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

Details of the services provided by Ernst & Young to the Group and the fees paid or due and payable for those services are set out in the report on the directors and officers and note 53 in the financial report.

Remuneration Committee

Membership

The Remuneration Committee’s members are:

Mr Peter Duncan (Chairman);

Mr Geoffrey Tomlinson; and
Ms Jillian Segal.

In December 2006, Mr Geoffrey Tomlinson and Mr Daniel Gilbert exchanged their positions on the Remuneration and Audit Committees respectively.

Responsibilities and Remuneration Committee charter

The Remuneration Committee’s role, responsibilities, composition and membership requirements are documented in a Remuneration Committee charter approved by the Board, which is available on the Group’s website at www.nabgroup.com

The responsibilities of the Remuneration Committee are to:

•                  oversee the Group’s general remuneration strategy;

•                  monitor, review and make recommendations to the Board concerning:

•                  remuneration policy and Total Reward for the Group Chief Executive Officer, and for senior executives who report directly to him;

•                  remuneration arrangements for non-executive Board directors (as listed on page 92);

•                  arrangements for recruiting, retaining and terminating senior executives;

•                  key appointments and proposals for the executive succession planning process;

•                  support the Board with monitoring the Group’s culture, and the process for managing behaviours against quality gates and standards.

The remuneration policy for senior executives is set out in the remuneration report.

Activities during the year

Key activities undertaken by the Remuneration Committee during the year include:

•                  reviewing and recommending to the Board the remuneration package for the Group Chief Executive Officer and other senior executives;

•                  reviewing and recommending to the Board the incentives payable to senior executives based on performance criteria structured on increasing shareholder value;

•                  reviewing employee equity plans and allocations;

•                  reviewing remuneration of non-executive directors of subsidiary companies;

•                  reviewing and monitoring the Group’s people and culture dashboard at regular intervals; and

•                  monitoring the Group’s efforts to improve diversity in the workforce.

Nomination Committee

Membership

The Nomination Committee’s members are:

Mr Michael Chaney (Chairman);
Mrs Patricia Cross;

Mr Peter Duncan;
Mr Daniel Gilbert;

Mr Kerry McDonald;

Mr Paul Rizzo;

Ms Jillian Segal;

Mr John Thorn;
Mr Geoffrey Tomlinson; and
Mr Malcolm Williamson.

All members of the Nomination Committee are independent directors.

Responsibilities and Nomination Committee charter

The Nomination Committee’s role, responsibilities, composition and membership requirements are documented in a Nomination Committee charter, approved by the Board, which is available on the Group’s website at www.nabgroup.com

The Nomination Committee is responsible for review and oversight of:

•                  Board performance and the methodology for Board performance reviews;

•                  Board and Committee membership and composition; and

•                  succession planning for the Board and senior management.

Activities during the year

Key activities undertaken by the Nomination Committee during the year include:

•                  determining the methodology for the annual Board performance review;

•                  assessing the appropriate size and composition of the Board; and

•                  reviewing Committee membership.

Controlled entities

The activities of every company in the Group are overseen by its own board of directors.

Directors of each of these controlled entities are given corporate governance guidelines, approved by the Board.  The guidelines describe the specific roles, duties, responsibilities and rights of the directors of controlled entities and the key expectations that the Board has of the boards of controlled entities.  The guidelines have been specifically tailored for the different types of entities depending on the nature of their business and their activities.

Mr Geoffrey Tomlinson is the Chairman of National Wealth Management Holdings Limited, and certain wealth management controlled entities.  Mr Malcolm Williamson is the Chairman of National Australia Group Europe Limited and of Clydesdale Bank PLC.  Mr Kerry McDonald is Chairman of Bank of New Zealand.  The Board’s confidence in the activities of a controlled entity board is based on having a high quality controlled entity board committed to the Group’s objectives.

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

•                  the Company’s annual general meeting;

•                  notices and explanatory memoranda of annual general meetings;

•                  the concise annual report (unless a shareholder has requested not to receive this);

•                  the annual financial report (for those shareholders who have requested a copy);

•                  disclosures to the stock exchanges in Australia, London, Luxembourg, New York, New Zealand and Switzerland, and to ASIC and the SEC;

•                  letters from the Chairman to specifically inform shareholders of key matters of interest; and

•                  the Group’s website at www.nabgroup.com where there is a Shareholder Centre which includes access to Company announcements, media releases and investor presentations.

In 2006, the Company conducted surveys and focus groups to better understand the communications needs of its retail shareholders.  In response to the feedback received, the Company will be seeking to further improve the style and content of its shareholder communications in the next 12 months.

Meetings

The notice of annual general meeting details the business to be considered by shareholders and details about each candidate standing for election or re-election as a director of the Company.  For those shareholders who are unable to attend the meeting, the Company provides a webcast.  The Company’s external auditor attends the meeting to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

Continuous disclosure

The Company’s policy is that shareholders are informed of all major developments that impact on the Group.  There is a detailed disclosure policy in place, which is intended to maintain the market integrity and market efficiency of the Company’s securities.  The policy may be found on the Group’s website www.nabgroup.com

The Company has established written guidelines and procedures to supplement the disclosure policy which are designed to manage the Company’s compliance with the continuous disclosure obligations to the various stock exchanges on which the Company’s securities are listed (including ASX) and to attribute accountability at a management level for that compliance.

ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

Under recommendation 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice recommendations, the Group Chief Executive Officer and the Group Chief Financial Officer are required to state to the Board in writing that the certifications they give to the Board under Recommendation 4.1 (as to the integrity of the Company’s financial statements) are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The statement given to the Board by the Group Chief Executive Officer and the Group Chief Financial Officer with respect to the Company’s financial statements for the 6 months ended March 31, 2006 was qualified by reference to matters that had been previously reported (namely, the discovery in 2004 of unauthorised trading in foreign currency options and the extent of manual processes necessary in order to compensate for certain identified systems deficiencies).  Those matters, and the steps taken to address them, are described in more detail on page 57.

Throughout 2006 the Company complied with the Recommendations contained in the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations in all other respects.

Comparison of the Company’s practices with New York Stock Exchange, Inc. Corporate Governance Standards

Under section 303A of the New York Stock Exchange Listing Manual (New York Stock Exchange Corporate Governance Standards), non-US companies are permitted to follow the corporate governance requirements of their home country in lieu of the requirements of the New York Stock Exchange Corporate Governance Standards, except for certain requirements pertaining to audit committees, and certain disclosure obligations.  One of those disclosure obligations is to compare the corporate governance practices of the Company with those required of domestic US companies under the New York Stock Exchange Corporate Governance Standards, and to disclose a brief and general summary of the significant differences.  The significant differences identified are as follows:

•                  Audit Committee – since the Company is not required to prepare annual proxy statements under US law, the Company does not prepare an audit committee report for inclusion in such annual proxy statements.  Further, the Risk Committee, rather than the Audit Committee, has responsibility for the discussion of policies with respect to risk assessment and risk management; and

•                  Equity compensation plans – the Company is not required under Australian law to provide shareholders with the opportunity to vote on new equity compensation plans.  It is also not required by Australian law to provide shareholders with the opportunity to vote on material revisions to existing equity compensation plans (as listed in note 41 in the financial report) other than in respect of certain changes to the terms of options that require shareholder approval under ASX Listing Rule 6.23.  However, the issue of shares, performance options or performance rights to directors (whether pursuant to an equity compensation plan or otherwise) is subject to approval of shareholders.

Ethical standards

The Board has worked with management to develop a set of Corporate Principles, as the basis for the Group’s core beliefs and values.  The five principles are:

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

The Group reward strategy and performance management process are aligned to the Group’s Principles.

The Corporate Principles are reinforced by the Company’s Code of Conduct, which requires the observance of strict ethical guidelines.  The Code of Conduct applies to all employees of the Group, as well as to directors, and temporary workers.  In addition the Board charter also governs the conduct of the Board and each director.

The Code of Conduct covers:

•                  personal conduct;

•                  honesty;

•                  relations with customers;

•                  prevention of fraud;

•                  financial advice to customers;

•                  conflict of interest; and

•                  disclosure.

All Australian employees must complete mandatory compliance training in a range of topics, including the Code of Conduct, the Code of Banking Practice, privacy, disability and trade practices.

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

The Group has also adopted a code of conduct for financial professionals which applies to the Group Chief Executive Officer, Group Chief Financial Officer and all employees serving in finance, accounting, tax or investor relations roles.  This code of conduct is available on the Group’s website at www.nabgroup.com

The Company supports the Code of Banking Practice 2003 of the Australian Bankers’ Association, which includes:

•                  major commitments and obligations to customers;

•                  principles of conduct; and

•                  the roles and responsibilities of an independent external body, the Code of Compliance Monitoring Committee, which investigates complaints about non-compliance.

Whistleblower Protection Program

The Group has a Whistleblower Protection Program for confidential reporting of unacceptable or undesirable conduct.  The system enables disclosures to be made to a protected disclosure officer by the Group’s employees, or, where applicable, if the matter is highly sensitive and the employee believes it more appropriate, direct to the Audit Committee.

The Group does not tolerate incidents of fraud, corrupt conduct, adverse behaviour, legal or regulatory non-compliance, or questionable accounting and auditing matters by its employees.

The Company will take all reasonable steps to protect a person who comes forward to disclose unacceptable or undesirable conduct, including disciplinary action, or potentially dismissed, of any person taking reprisals against them.

Staff are also urged to escalate any issues they believe could have a material impact on the Group’s profitability, reputation, governance or compliance.

Report on the directors and officers

Principal activities and significant changes in nature of activities

The principal activities of the Group during the year were banking services, credit and access card facilities, leasing, housing and general finance, international banking, investment banking, wealth management, funds management, life insurance, and custodian, trustee and nominee services.

Review of operations and Group results

A review of the operations of the Group, and the results of those operations, is contained in the financial review on pages 32 to 33 of the annual financial report. These sections are incorporated by reference into and form part of this report on the directors and officers.

Directors

Details of directors of the Company in office as of November 30, 2006, and each director’s qualifications, experience and special responsibilities (or holding office during the year) are below:

Mr Michael A Chaney AO, BSc, MBA, Hon. LLD Western Australia, FAIM, FAICD

Term of office: Chairman since September 2005 and director since December 2004.

Independent: Yes

Skills & Experience: 22 years with Wesfarmers Limited, including Managing Director and Chief Executive Officer from 1992 until July 2005. Three years with investment bank Australian Industry Development Corporation, 1980 to 1983.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Director of Woodside Petroleum Ltd (since December 2005)

•             Chairman of Gresham Partners Holdings Limited (since July 2005 - director since 1985)

•             Director of Centre for Independent Studies (since October 2000)

•             Chairman of Australian Research Alliance for Children and Youth Limited (since July 2002)

•             President of Business Council of Australia (since October 2005)

•             Chancellor of University of Western Australia (since January 2006)

•             Council member of Australian National Gallery (since December 2000)

•             Member of JP Morgan International Advisory Council (since October 2003)

•             Governor of the Committee for the Economic Development of Australia (CEDA) (since July 2005)

•             Former Director of BHP Billiton Limited (from May 1995 to November 2005) & BHP Billiton Plc (from June 2001 to November 2005)

Board Committee membership

•             Chairman of the Nomination Committee

Mr John M Stewart BA, ACII, FCIB

Term of office: Director since August 2003. Managing Director and Group Chief Executive Officer from February 2004.

Independent: No

Skills & Experience: 26 years in banking and finance in the United Kingdom including four years as Group Chief Executive of Woolwich PLC until its acquisition by Barclays PLC in 2000 when he was appointed Deputy Group Chief Executive of Barclays PLC.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Member of the Business Council of Australia (since August 2005)

Mrs Patricia A Cross BSc (Hons), FAICD, FAIM

Term of office: Director since December 2005.

Independent: Yes

Skills & Experience: 25 years in international banking and finance, including management and senior executive roles in Europe, the United States and Australia with Chase Manhattan Bank, Banque Nationale de Paris and National Australia Bank. Mrs Cross is a Fellow of the Finance and Treasury Association and was a founding member of the Financial Sector Advisory Council to the Federal Treasurer serving for five years until 2003. In 2003, she received a Centenary Medal for service to Australian society through the finance industry.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Director of Wesfarmers Limited (since February 2003)

•             Qantas Airways Limited (since January 2004)

•             Director of Murdoch Childrens Research Institute (since August 2005)

Board Committee membership

•             Member of the Risk Committee

•             Member of the Nomination Committee

Mr Peter JB Duncan BE (Chem) (1st Class Hons), DBS (with Distinction)

Term of office: Director since November 2001.

Independent: Yes

Skills & Experience: 36 years with Royal Dutch/Shell Group of companies, including senior finance and general management positions in Australia, New Zealand, South America, Europe and South East Asia. He was Chairman of the Shell Group of Companies in Australia and New Zealand. Former Chairman of the Australian Institute of Petroleum.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Chairman of Cranlana Programme (since August 2006)

•             Chairman of Scania Australia Pty Limited (since August 2003)

•             Director of Orica Limited (since June 2001)

•             Former Director of GasNet Australia Limited (from October 2001 to September 2005)

•             Former Director of CSIRO (from June 2002 to September 2005)

•             Governor of the Committee for the Economic Development of Australia (CEDA) (since March 2003)

•             President of the Australian German Association (from September 2001 to 2005)

Board Committee membership

•             Chairman of the Remuneration Committee

•             Member of the Nomination Committee

Mr Ahmed Fahour BEc (Hons), MBA, FAIM

Term of office: Director since October 2004. Chief Executive Officer, Australia since September 2004.

Independent: No

Skills & Experience: 20 years in economics and finance, most recently as Chief Executive Officer, Australia and New Zealand, Citigroup in 2004, and he held senior management positions in Citigroup from 2000 to 2003 including Chief Executive Officer and Vice Chairman of Citigroup Investment Ltd. Previously Managing Director, iFormation Private Equity Group and a director of Boston Consulting Group from 1995 to 1999. He is an honorary Business Ambassador for Melbourne’s North.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Rip Curl Group Pty Ltd. (since July 2004)

Mr Daniel T Gilbert AM, LLB

Term of office: Director since September 2004.

Independent: Yes

Skills & Experience: 30 years in commercial law, specialising in technology and corporate law.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Managing Partner of Gilbert + Tobin (which he co-founded in 1988)

•             Former Chairman of Australian Film, Television & Radio School (from 2000 to July 2006)

Board Committee membership

•             Member of the Audit Committee

•             Member of the Nomination Committee

Mr Thomas (Kerry) McDonald BCom, MCom (Hons), AFID, FNZIM

Term of office: Director since December 2005.

Independent: Yes

Skills & Experience: 40 years in economic consulting, energy, resources, logistics and banking in Australia and New Zealand with a particular interest in organisation performance and improvement.

He was a senior executive of Comalco from 1981 and Managing Director and member of the Comalco Group Executive Committee from 1988 to 2000.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Chairman of Bank of New Zealand (director since August 1991)

•             Chairman of Advanced Dynamics NZ Ltd (since April 2003)

•             Deputy Chairman of NZ Institute of Economic Research (since October 2002) (Trustee and Director since 1989)

•             Vice Chairman of Oceana Gold Limited (director since December 2003)

•             Director of Ports of Auckland (from August 2002)

•             Director of Gough Gough & Hamer Limited (since August 2000)

•             Former Director of Carter Holt Harvey Limited (from April 1998 until December 2005)

•             Former Director of Dux Industries Limited (from March 2001 to November 2005)

•             Former NZ Chairman of Australia-New Zealand Leadership Forum (from 2004 to 2006)

•             Trustee and Member of the Board of Management of the NZ Business & Parliament Trust

•             Life Member of Australia New Zealand Business council

•             Member of the Governing Board of Antarctica New Zealand (since July 2003)

•             Member of National Council and Wellington Chairman, Institute of Directors, New Zealand

Board Committee membership

•             Member of the Audit Committee

•             Member of the Nomination Committee

Mr Paul J Rizzo BCom, MBA

Term of office: Director since September 2004.

Independent: Yes

Skills & Experience: 36 years in banking and finance. Formerly Dean and director of Melbourne Business School from 2000 to 2004, Group Managing Director, Finance and Administration, Telstra Corporation Limited from 1993 to 2000, senior roles at Commonwealth Bank of Australia from 1991 to 1993, Chief Executive Officer of State Bank of Victoria in 1990 and 24 years with Australia and New Zealand Banking Ltd from 1966 to 1990.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Director of BlueScope Steel Limited (since May 2002)

•             Consultant director to Mallesons Stephen Jaques (since August 2002)

•             Director of Villa Maria Society (since July 2006)

•             Chairman of the Foundation for Very Special Kids (since July 2004)

Board Committee membership

•             Chairman of the Risk Committee

•             Member of the Audit Committee

•             Member of the Nomination Committee

Ms Jillian S Segal AM, BA, LLB, LLM (Harvard), FAICD

Term of office: Director since September 2004.

Independent: Yes

Skills & Experience: 20 years as a lawyer and regulator, most recently at the Australian Securities and Investments Commission from 1997 to 2002 as Commissioner and then Deputy Chairman and as Chairman of the Board of the Banking & Financial Services Ombudsman from 2002 to 2004. She was an environmental and corporate partner and consultant at Allen Allen & Hemsley and worked for Davis Polk & Wardwell in New York.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Director of Australian Stock Exchange Limited (since July 2003)

•             Member of Australia Council’s Major Performing Arts Board (since February 2003)

•             Member of University of New South Wales Council (since February 2006)

•             President of the Administrative Review Council (since September 2005)

Board Committee membership

•             Member of the Risk Committee

•             Member of the Remuneration Committee

•             Member of the Nomination Committee

Mr John G Thorn FCA

Term of office: Director since October 2003.

Independent: Yes

Skills & Experience: 37 years in professional services with PricewaterhouseCoopers, over 20 years as a partner responsible for significant international and Australian clients. Australian National Managing Partner and a member of the Global Audit Management Group until 2003.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Director of Amcor Limited (since December 2004)

•             Director of Caltex Australia Limited (since June 2004)

•             Director of Salmat Limited (since September 2003)

Board Committee membership

•             Chairman of the Audit Committee

•             Member of the Nomination Committee

Mr Geoffrey A Tomlinson BEc

Term of office: Director since March 2000.

Independent: Yes

Skills & Experience: 29 years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Chairman of National Wealth Management Holdings (since August 2000) subsidiary of the National

•             Chairman of Dyno Nobel Limited (since February 2006)

•             Chairman of Programmed Maintenance Services Ltd. (since October 1999)

•             Director of Amcor Limited (since March 1999)

•             Former Deputy Chairman of Hansen Technologies (director since March 2000)

•             Former Director of Funtastic Limited (from May 2000 to May 2006)

•             Former Director of Mirrabooka Investments Limited (from February 1999 to March 2006)

•             Former Director of Reckon Limited (from June 1999 to August 2004)

Board Committee membership

•             Member of the Remuneration Committee

•             Member of the Nomination Committee

Mr Michael J Ullmer BSc (Maths) (Hons), FCA, SF Fin

Term of office: Director since October 2004. Group Chief Financial Officer from September 2004.

Independent: No

Skills & Experience: 32 years in banking and finance, including seven years with Commonwealth Bank of Australia as Group Executive, Institutional and Business Services from 2002 to 2004 and Group Executive, Financial and Risk Management from 1997 to 2002. Formerly partner of Coopers & Lybrand from 1992 to 1997 and 20 years with KPMG including partner from 1982 to 1992.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Former Director of Sydney Symphony Pty Ltd (from February 1996 to March 2005)

Mr G Malcolm Williamson

Term of office: Director since May 2004.

Independent: Yes

Skills & Experience: 49 years in banking and finance in the United Kingdom and the United States. He served with Barclays PLC from 1957 to 1985, reaching the position of Regional General Manager, London. This was followed by a period as a member of the Post Office board and Managing Director of Girobank PLC. In 1989, he joined Standard Chartered PLC and became Group Chief Executive. In 1998, he moved to the United States and took up the role of President and Chief Executive Officer of Visa International, which he held until 2004.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•             Chairman of National Australia Group Europe Limited and select subsidiaries (since June 2004)

•             Chairman of Signet Group PLC (director since November 2005 and Chairman since June 2006)

•             Deputy Chairman and Senior Independent Director Resolution PLC (since September 2005)

•             Director of JP Morgan Cazenove Holdings (since April 2005)

•             Chairman of CDC Group PLC (director since January 2004 and Chairman since July 2004)

•             Director of the Prince of Wales International Business Leaders Forum (since February 2006)

•             Director of Group 4 Securicor PLC (since May 2004)

•             Former Chairman of Britannic Group PLC (from October 2004 to September 2005)

•             Former Director of Securicor PLC (from April 2004 to May 2004)

Board Committee membership

•                  Member of the Nomination Committee

Company Secretaries

Details of company secretaries of the Company in office as at November 30, 2006, and each company secretary’s qualifications and experience are below:

Ms Michaela J Healey LLB, FCIS was appointed Company Secretary in April 2006. She has experience in a range of corporate legal roles in listed companies and was formerly Company Secretary of Orica Limited and North Limited. The Company Secretary advises and supports the Board to enable the Board to fulfill its role.

Mr Brendan T Case BEc, GDip App Fin, Dip Fin Plan, CPA, ACIS joined the Group in 1997 and has held the position of Associate Company Secretary since 2003. He is Head of the Risk Committee and the Audit Committee Secretariat. He has senior management experience in corporate finance, corporate governance and financial planning.

Mr Garry F Nolan was Company Secretary from June 1992 until September 29, 2006.

Board changes

Mr Robert G Elstone BA (Hons), MA (Econ), MCom

Term of office: Director from September 2004 to July 5, 2006. Mr Robert Elstone retired as non-executive director and Chairman of the Risk Committee on July 5, 2006 following his appointment as Managing Director and Chief Executive Officer of the Australian Stock Exchange. (Mr Paul Rizzo was appointed Chairman of the Risk Committee upon Mr Elstone’s retirement.)

Skills & Experience: 25 years in financial and senior management roles and has been Managing Director and Chief Executive Officer of SFE Corporation Limited since 2000. Formerly Finance Director of Pioneer International Limited from 1995 to 2000 and Chief Financial Officer of Air New Zealand Limited from 1991 to 1994. Mr Elstone is an Honorary Fellow of the Finance and Treasury Association and has completed the senior management programs at the Harvard and Stanford business schools.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

•                  SFE Corporation Limited related entities, including the Sydney Futures Exchange, SFE Clearing Corporation and Austraclear Limited

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

The Company has executed deeds of indemnity in terms of Article 21 in favour of each director of the Company and certain non-executive directors of related bodies corporate of the Company. Some Companies within the Group have extended equivalent deeds of indemnity in favour of directors of those companies.

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

Dividends

The directors declared a final dividend of 84 cents per fully paid ordinary share, 90% franked, which was paid on December 12, 2006. The payment amount was estimated to be $1,352 million as at November 30, 2006.

Dividends paid since the end of the previous financial year:

•                  the final dividend for the year ended September 30, 2005 of 83 cents per fully paid ordinary share, 80% franked, paid on December 19, 2005. The payment amount was $1,327 million.

•                  the interim dividend for the year ended September 30, 2006 of 83 cents per fully paid ordinary share, 80% franked, paid on July 13, 2006. The payment amount was $1,334 million.

Information on the dividends paid and declared to date is contained in note 7 in the financial report.

The franked portion of these dividends carries imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%. For non-resident shareholders of the Company for Australian taxation purposes, the unfranked portion of the dividend will be declared to be conduit foreign income. Accordingly, for non-resident shareholders the unfranked portion of the dividend will not be subject to Australian withholding tax.

The extent to which future dividends will be franked, for Australian taxation purposes, will depend on a number of factors including the proportion of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system.

Significant changes in the state of affairs

Claim for compensation for foreign currency options trading losses

In September 2005, the Company issued letters of demand claiming compensation exceeding $539 million against ICAP PLC and another broker in relation to the foreign currency options trading losses announced in January 2004.

The Company is seeking compensation for losses including foreign currency trading losses, additional expenses and loss of profit as a result of the disruption to foreign currency options trading services. The Company has also indicated its intention to seek exemplary damages against ICAP PLC and another broker in any proceedings brought against those firms. The Company has conducted a detailed forensic investigation over the course of more than a year in preparing its claims, and has also had regard to evidence gained during inquiries by APRA and PricewaterhouseCoopers.

The Company is confident it has a strong case to seek compensation from the parties involved in the foreign currency options trading losses. While the Company would prefer to resolve its claims against those parties by negotiation, it may be necessary for it to bring legal proceedings against them to enforce its rights.

New ongoing employment arrangement for the Company’s Group Chief Executive Officer John Stewart

The Company announced in December 2005 that the Company’s Group Chief Executive Officer John Stewart agreed to terms of a new ongoing employment arrangement.

UK staff support changes to UK pension schemes

The Group announced in March 2006 that its UK staff have supported a series of reforms to their final salary and defined contribution pension schemes.

Key aspects of the reforms to the defined benefit schemes are as follows:

•                  All defined benefits accrued to March 31, 2006 are unaffected and the defined benefit schemes remain non-contributory; and

•                  From April 1, 2006, the defined benefit schemes moved to a structure known as “career average”, under which members earn “blocks” of pension every year. Rather than receiving a pension based solely on a final salary at retirement, the proposed structure builds pension benefits year-on-year based on a member’s annual salary.

The Group has made a one-off contribution of GBP100 million across its three UK defined benefit schemes during the 2006 financial year. This contribution reduces the deficit with no resulting material income statement impact.

Events subsequent to balance date

The Group announced in November 2006 that based upon its strong capital position at year end and commitment to active capital management, that it intends to commence an on-market share buyback program of $500 million (or approximately 13 million shares) in the first half of the 2007 financial year.

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

Environmental regulation

The Group can perform a key role, as a global provider of financial products and services, to contribute to environmental sustainability of communities in which it operates. The Group’s approach to environmental sustainability is outlined in its environmental policy at www.nabgroup.com, and the Group’s management of direct and indirect environmental impacts is outlined in the 2006 Corporate Social Responsibility Report.

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

Executive performance options and performance rights

Performance options and performance rights are granted by the Group under the National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and the National Australia Bank Performance Rights Plan (performance rights plan). The executive share option plan was approved by shareholders at the annual general meeting in January 1997, and the performance rights plan at the 2002 annual general meeting. Refer to the remuneration report for a description of the key terms and conditions of the executive share option plan and the performance rights plan.

All performance options and performance rights that have not expired are detailed in note 41 in the financial report. Each performance option or performance right is for one fully paid ordinary share in the Company. The number and terms of performance options and performance rights granted by the Company during 2006 (and since October 1, 2006 up to November 30, 2006) over ordinary shares by the Group under the executive share option plan and the performance rights plan, and the Company’s valuation of those performance options and performance rights at grant date are shown in the table below:

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30, 2006 (No.)	Lapsed during the period (3) (No.)	Granted since October 1, 2005 (No.)	Fair value as at grant date (4)

Performance options

Dec 19, 2005	Feb 7, 2008 - Feb 6, 2010	$31.78	60,384	—	60,384	$165,452
Feb 6, 2006	Feb 7, 2008 - Feb 6, 2010	$34.53	111,500	—	111,500	$360,145
Feb 6, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53	7,063,326	361,222	7,424,548	$27,183,313
Feb 20, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53	477,487	43,800	521,287	$1,887,542
Feb 22, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53	443,000	—	443,000	$1,320,140
Mar 10, 2006	Feb 6, 2009 - Aug 6, 2012	$34.53	500,000	—	500,000	$1,550,000
May 3, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53	51,300	—	51,300	$238,545
May 3, 2006	Feb 6, 2009 - Aug 6, 2011	$37.55	29,773	—	29,773	$111,649
Jul 31, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53	16,875	—	16,875	$81,675
Jul 31, 2006	Feb 6, 2009 - Aug 6, 2011	$35.50	108,125	—	108,125	$430,337

Grant date	Exercise period (1)	Exercise price (2)	Held at September 30 2006 (No.)	Lapsed during the period (3) (No.)	Granted since October 1, 2005 (No.)	Fair value as at grant date (4)

Performance rights

Dec 19, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	15,098	—	15,098	$258,327
Feb 6, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	1,725,784	90,119	1,815,903	$46,973,561
Feb 20, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	119,446	10,949	130,395	$3,227,137
Feb 22, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	110,750	—	110,750	$1,950,308
Mar 10, 2006	Feb 6, 2009 - Aug 6, 2012	$1.00	140,000	—	140,000	$2,452,800
May 3, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	20,269	—	20,269	$395,448
Jul 31, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	4,221	—	4,221	$127,179
Jul 31, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	27,033	—	27,033	$543,904

(1)          Performance options and performance rights generally expire on the last day of their exercise period.

(2)          A notional sum of $1.00 is payable by the holder on exercise of all performance rights exercised on any particular day.

(3)          Performance options and performance rights generally lapse 30 days after the end of an individual holder’s employment unless otherwise determined by the Board in accordance with their terms attaching to each grant of performance options and performance rights.

(4)          Fair values of performance options and performance rights are based on a numerical pricing model. For the purposes of this table, the fair value at grant date represents the full fair value in the year of grant and has not been allocated over the expected life of the performance option or performance right. Refer above and to note 41 in the financial report for further information.

Performance options and performance rights on issue and number exercised

At November 30, 2006, there were 46,955,239 performance options and 6,674,647 performance rights which were exercisable, or may become exercisable in the future, under the respective plans.

There were 1,639,130 fully paid ordinary shares of the Company issued during the year as a result of performance options granted being exercised, for a total consideration of $40,769,090. There were 748,060 fully paid ordinary shares of the Company issued since September 30, 2006 up to November 30, 2006 as a result of performance options granted being exercised, for a total consideration of $19,201,098. No performance rights were exercised during the relevant time. The amount paid on issue of each of these shares is set out in note 41 in the financial report.

No person holding an option has or had, by virtue of the performance option, a right to participate in a share issue of any body corporate other than the Company.

The holders of exchangeable capital units have the right to exchange those units for ordinary shares in the Company or, at the Company’s option, cash. Refer to note 33 in the financial report for the full details of the number and terms of exchangeable capital units issued by the Group.

Directors’ meetings

The table below shows the number of directors’ meetings held (including meetings of Board committees) and number of meetings attended by each of the directors of the Company during the year:

	Directors’ meetings of the Company		Audit Committee meetings of the Company attended by members of the Committee		Risk Committee meetings of the Company attended by members of the Committee		Remuneration Committee meetings of the Company
Directors	Scheduled meetings attended	Scheduled meetings held	Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended	Meetings held
MA Chaney	10	10	—	—	—	—	—	—
PA Cross (4)	8	8	—	—	9	9	—	—
PJB Duncan (6)	10	10	—	—	4	4	6	6
RG Elstone (3)	8	8	—	—	11	11	—	—
A Fahour	10	10	—	—	—	—	—	—
DT Gilbert	10	10	12	12	—	—	—	—
TK McDonald (4)	8	8	8	8	—	—	—	—
PJ Rizzo	10	10	12	12	13	13	—	—
JS Segal (5)	10	10	4	4	9	9	6	6
JM Stewart (8)	10	10	—	—	2	4	—	—
JG Thorn (7)	10	10	12	12	—	—	1	1
GA Tomlinson	10	10	—	—	—	—	6	6
MJ Ullmer	10	10	—	—	—	—	—	—
GM Williamson	10	10	—	—	—	—	—	—

	Nomination Committee meetings		Directors’ meetings of controlled entities (1)		Additional meetings (2)
Directors	Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended
MA Chaney	1	1	4	4	4
PA Cross (4)	1	1	4	4	—
PJB Duncan (6)	1	1	4	4	1
RG Elstone (3)	1	1	4	4	1
A Fahour	—	—	7	10	—
DT Gilbert	1	1	4	4	1
TK McDonald (4)	1	1	30	30	—
PJ Rizzo	1	1	4	4	6
JS Segal (5)	1	1	4	4	—
JM Stewart (8)	—	—	5	5	1
JG Thorn (7)	1	1	4	4	6
GA Tomlinson	1	1	41	41	1
MJ Ullmer	—	—	4	4	7
GM Williamson	1	1	26	26	—

(1)          Reflects the number of meetings held during the time the director held office during the year. Where a controlled entity holds Board meetings in a country other than the country of residence of the director, or where there may be a potential conflict of interest, the number of meetings held is the number of meetings the director was expected to attend, which may not be every board meeting held by the controlled entity during the year.

(2)          Reflects the number of additional formal meetings attended during the year by each Director, including committee meetings (other than Audit Committee, Risk Committee, Remuneration Committee or Nomination Committee) where any two Directors are required to form a quorum.

(3)          Mr Elstone resigned as a Director of National Australia Bank Limited on July 5, 2006.

(4)          Mrs Cross and Mr McDonald were appointed as Directors of National Australia Bank Limited on December 1, 2005.

(5)          Ms Segal ceased to be an Audit Committee member after the Audit Committee meeting held on December 3, 2005 and was appointed a member of the Risk Committee effective December 3, 2005.

(6)          Mr Duncan ceased to be a Risk Committee member after the Risk Committee meeting held on December 1, 2005.

(7)          Mr Thorn ceased to be a member of the Remuneration Committee in December 2005.

(8)          Mr Stewart ceased to be a member of the Risk Committee after the Risk Committee meeting held on December 1, 2005.

Directors’ and executives’ interests

The tables below show the interests of each director and executive in the issued ordinary shares and National Income Securities of the Group, and in registered schemes made available by the Group as at November 30, 2006. No director or senior executive held an interest in Trust Preferred Securities, Trust Preferred Securities II, National Capital Instruments or exchangeable capital units of the Company.

Directors	Fully paid ordinary shares of the Company	Performance options over fully paid ordinary shares of the Company (1)	Performance rights over fully paid ordinary shares of the Company (1)	National Income Securities	Registered schemes
MA Chaney (2)	22,322	—	—	—	—
PA Cross (2)	10,194	—	—	—	—
PJB Duncan (2)	12,127	—	—	—	—
RG Elstone (2)	—	—	—	—	—
A Fahour	389,534	444,000	111,000	—	—
DT Gilbert (2)	8,897	—	—	1,253	—
TK McDonald	2,000	—	—	—	—
PJ Rizzo (2)	3,397	—	—	—	—
JS Segal (2)	9,527	—	—	180	—
JM Stewart	69,579	1,675,000	418,750	—	—
JG Thorn (2)	6,138	—	—	—	—
GA Tomlinson (2)	32,625	—	—	350	—
MJ Ullmer	22,138	259,000	64,750	—	—
GM Williamson	6,396	—	—	—	—

Senior executives (3)	Fully paid ordinary shares of the Company	Performance options over fully paid ordinary shares of the Company (1)	Performance rights over fully paid ordinary shares of the Company (1)	National Income Securities	Registered schemes
CA Clyne	7,059	173,750	43,438	—	—
MJ Hamar	13,419	71,250	17,813	—	—
JE Hooper	26,432	257,344	50,586	—	—
LM Peacock	37,655	445,732	111,433	—	—
PL Thodey	1,896	654,620	88,655	—	—

(1)          Exercise price, exercise period, expiry date and fair value of performance options and performance rights for those issued during the year are disclosed in note 52 in the financial report.

(2)          Includes shares acquired under the Non-Executive Director Share Plan operated through the National Australia Bank Staff Share Ownership Plan.

(3)          Senior executives in current employment with the Group as at September 30, 2006 where information on shareholdings is disclosed in note 52 in the financial report.

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

Non-audit services

Fees paid or due and payable to the external auditor, Ernst & Young, for non-audit services provided by the external auditor to the Group during the year to September 30, 2006 are set out in the table below:

Group 2006
$’000
Audit-related fees (regulatory)
APRA reporting (attestation in connection with the Company’s Basel II accreditation program)	705
National Custodian Services Auditing Guidance Statement (AGS) 1026 reports	665
APRA reporting (attestation relating to Prudential Standard APS 310 and tripartite review)	649
Regulatory audits/attestations for Wealth Management entities (in all regions)	425
Other regulatory audits/attestations (in all regions)	190
UK regulatory audits/attestations	84
New Zealand regulatory audits/attestations	58
Audit of the Company’s Australian Financial Services Licence	77
Asia regulatory audits/attestations	26
Total audit-related fees (regulatory)	2,879
Audit-related fees (non-regulatory)
Agreed-upon procedures on results announcements	395
Provision of audit commentary on the Group’s proposed accounting treatment for transactions	388
Procedures with regard to the reconciliation of half-year financials under Australian GAAP to US GAAP	464
Audit of employee benefit plans	84
Other (including procedures in relation to the Group’s corporate social responsibility report)	89
Total audit-related fees (non-regulatory)	1,420
Tax fees
Tax services to expatriate employees	1,134
Provision of standard tax compliance software to Wealth Management Australia	2
Total tax fees	1,136
All other fees
Sub-lease of office space to BNZ on commercial terms	664
Regulatory or compliance audits/attestations for Wealth Management entities (in all regions) unrelated to the audit or review of the Group’s financial statements	391
Other regulatory audits/attestations (in all regions) unrelated to the audit or review of the Group’s financial statements	76
Total all other fees	1,131
Total non-audit services fees	6,566

Fees exclude goods and services tax, value added tax or equivalent taxes.

Ernst & Young issued several comfort letters to underwriters in connection with the Company’s funding programs. The fees paid or due and payable to Ernst & Young for these services during the year to September 30, 2006 total $331,611. These services are classified by the Audit Committee as audit services.

Ernst & Young also provides audit and non-audit services to non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated Group superannuation or pension funds. The fees paid or due and payable to Ernst & Young for these services during the year to September 30, 2006 total $2,476,314.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to September 30, 2006 by Ernst & Young is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth). The directors are so satisfied because the Audit Committee has assessed each service, having regard to auditor independence requirements of applicable laws, rules and regulations, and concluded in respect of each non-audit service or type of non-audit service that the provision of that service or type of service would not impair the independence of Ernst & Young.

A description of the Audit Committee’s pre-approval policies and procedures is set out on page 63. Details of the services provided by Ernst & Young to the Group during 2006 and the fees paid or due and payable for those services are set out in note 53 in the financial report. A copy of Ernst & Young’s independence declaration is set out on the following page.

Remuneration report

Remuneration Committee

Role

The Remuneration Committee charter (which is approved by the Board) sets out the membership, responsibilities, authority and activities of the Remuneration Committee. The charter is available at www.nabgroup.com

The Remuneration Committee:

•                  oversees the Group’s general remuneration strategy;

•                  monitors, reviews and makes recommendations to the Board concerning:

•                  remuneration policy and Total Reward for the Group Chief Executive Officer, and for senior executives who report directly to him;

•                  remuneration arrangements for non-executive Board directors (as listed on page 91);

•                  arrangements for recruiting, retaining and terminating senior executives;

•                  key appointments and proposals for the executive succession planning process; and

•                  supports the Board with monitoring the Group’s culture, and the process for managing behaviours against quality gates and standards.

The Board has delegated authority to the Remuneration Committee to approve:

•                  changes to the factors regarding the measurement of Total Business Return (TBR) which impacts the Group’s employee short-term and long-term incentive programs;

•                  incentive pool amounts for general employee incentive programs;

•                  offers under existing employee share, performance option and performance rights plans, including setting terms of issue (within the total number of securities approved by the Board); and

•                  fees payable to non-executive directors of controlled entity boards.

Membership and meetings

The Remuneration Committee met seven times during the year (attendance is set out on page 74). Committee members at September 30, 2006 were:

Mr Peter JB Duncan (Chairman);

Ms Jillian S Segal; and

Mr Geoffrey A Tomlinson.

The Remuneration Committee invites the Chairman of the Board and members of management to assist its deliberations (except concerning their own remuneration). It also took specialist remuneration advice during the year from external advisers.

Reward philosophy

The Company’s philosophy is to manage a ‘Total Reward’ framework designed to:

•                  link employee rewards to creating sustainable value for shareholders;

•                  attract, recognise and foster top talent;

•                  recognise capabilities and promote opportunities for career and professional development;

•                  motivate people with energy and passion;

•                  reward those who deliver superior performance;

•                  provide fair and consistent rewards, benefits and conditions within an integrated global strategy;

•                  provide rewards that are competitive within the global markets in which the Group operates; and

•                  build a partnership between employees and other shareholders through employee ownership of Company shares and securities.

The structure of Total Reward – setting the nature of reward

Total Reward comprises fixed remuneration, and ‘at risk’ remuneration, which is made up of short-term incentive (STI) and long-term incentive (LTI). Each of these components is discussed in further detail in the following sections.

An appropriate target reward mix is determined for each management level with at risk rewards increasing with the level of responsibility and the criticality of the person’s role.

The target Total Reward mix for the Group Chief Executive Officer is:

•                  25% to 35% fixed remuneration;

•                  30% to 35% STI; and

•                  30% to 50% LTI.

The target Total Reward mix for the senior executive team (executive general managers (EGMs)) is:

•                  25% to 50% fixed remuneration;

•                  25% to 50% STI; and

•                  15% to 35% LTI.

The following graph shows the actual average percentage Total Reward mix for each level as at September 30, 2006. The mix for each individual may vary according to market relativity and with appropriate management approval.

This data is as at the point in time on September 30, 2006 and does not match the remuneration data shown from page 86 for the whole year to September 30, 2006.

Market relativity – setting Total Reward benchmarks

The Group targets fixed remuneration at the market median (50th percentile) being paid in the finance industry in the global markets in which the Group operates and in any other relevant specialist markets. STI and LTI targets are set between the median and the upper quartile of the relevant market.

An individual’s actual remuneration is set:

•                  within parameters approved by the Board and the Remuneration Committee (such as the size of STI pool as described on page 80);

•                  by the degree of achievement of performance measures under the performance management framework; and

•                  by assessment of the individual’s talent and potential under the executive talent framework.

The performance management and executive talent frameworks are set out in detail at www.nabgroup.com

Individual performance and talent – the impact of the individual on Total Reward

The Group’s performance management framework includes:

•                  setting ‘quality gates’, which are threshold measures for compliance and behaviour for each individual;

•                  setting corporate Key Performance Indicators (KPIs) for the Group, which roll down into individual KPIs for each employee via an individual scorecard. KPIs include both financial and non-financial measures; and

•                  a peer review process where peer managers compare and calibrate the performance of their collective group reports.

For management employees, the performance management process is followed with assessment under the executive talent framework. This considers an individual’s potential capability, and identifies employees who can contribute to the organisation’s performance through strong leadership behaviour as well as performance.

The performance management and executive talent frameworks are designed to drive superior rewards for employees who have the best relative performance and potential with:

•                  fixed remuneration levels set at a higher market percentile and in the higher part of the range;

•                  a greater STI multiple; and

•                  a larger LTI reward;

as described in the following sections.

Fixed remuneration linked to market measures

Up to 25% of employees may be ranked with the highest scores under the performance management framework. Their individual fixed remuneration is then linked to higher fixed remuneration market measures (55th to 60th percentiles) rather than to median market measures. For all employees, individual remuneration is set between 80% and 120% around the applicable market percentile, but the 100% to 120% part of the range is limited to exceptional circumstances and these higher scoring performers.

Short term incentive (STI) rewards

The Group measures each employee’s performance firstly against their individual scorecard (KPIs) and then against the scorecard outcomes for their peers. Each scorecard is a balance of measures including financial, customer, community, employees, process improvements and quality. The measures are selected for their alignment to the Group’s direction. Through the scorecard approach and subsequent peer review, the STI program is structured to reward the highest achievers against key individual, business and Group performance outcomes.

To receive an STI reward a person must generally achieve a threshold level of performance and achieve their specified quality gates (as described above). Their performance relative to that of their peers may earn rewards between zero and two times their STI Target amount (referred to as their STI multiple). Only the most outstanding performers (10% or less employees) may receive an STI multiple of more than 1.6. The total for all employees is limited to the size of the funded STI pool (described below).

Executive directors (listed on page 84) must receive at least half of any STI reward as Company shares (subject to any required shareholder approval). This aligns their outcomes with shareholder interests. Specific terms (including restrictions and forfeiture conditions) apply to the shares, which are approved by shareholders.

The majority of other employees receive any STI reward above their STI Target as Company shares (subject to legal or tax constraints and to nominal threshold values). These ‘above target’ shares:

•                  are held in trust with restrictions on employees trading for at least 1 year; and

•                  are subject to forfeiture conditions including on termination for serious misconduct, resignation or not achieving individual quality gates in the first year after allocation.

Australian employees are able to nominate a longer holding period of up to 10 years, with forfeiture only on termination for serious misconduct during this extended period.

The employee receives any dividends paid on these shares. The Remuneration Committee believes these restrictions instil an appropriate focus on Group performance beyond the current year, help to ensure that targets are consistently achieved and encourage an appropriate level of shareholding by employees.

Employees in Australia may also express a preference to receive a portion of their STI reward (up to their target) in superannuation contributions or in Company shares (or both). This does not apply to employees overseas. The shares are held in trust with restrictions on trading for between 1 and 10 years (unless the employee leaves the Group earlier) with the shares forfeited on termination for serious misconduct involving dishonesty. Employees receive any dividends on the shares.

Long term incentive (LTI) rewards

In shares:

Most employees participate in the general share-based LTI program (subject to minimum service criteria). The Remuneration Committee determines the program’s value based on Group performance, which was measured by movement in Economic Value Added (EVA®) for the 2001 to 2004 offers and by a balanced scorecard of outcomes for the 2005 and 2006 offers including cash earnings. The shares are held in trust with restrictions on employees trading for three years, though they receive any dividends. EVA® is a registered trademark of Stern Stewart & Co.

In performance options and performance rights:

LTI in the form of performance options and performance rights is a key mechanism for recognising executive potential and talent in the Group. It is primarily offered to two groups of employees: management (less than 5,000 individuals); and the top 5% of the Group’s salesforce. Details of the terms and conditions for LTI granted up to September 30, 2006 are shown on page 82.

The executive talent framework provides an objective basis for determining appropriate long-term rewards. Through this process,

individual LTI allocations transparently recognise current contribution, future capability and potential contribution to the Group’s performance over coming years. An executive’s talent score will determine the individual’s eligibility for an LTI reward and also the amount of LTI granted to them.

Joining and retention awards

Commencement awards are only entered into with Executive General Manager (EGM) approval, to enable ‘buy-out’ of equity from previous employment for significant new hires. The amount and timing of any benefits must be based on evidentiary information. The awards are primarily provided in the form of Company shares, performance options and performance rights, subject to restrictions and certain forfeiture conditions, including forfeiture on resignation. Cash is only used in limited circumstances.

Similarly, the Company provides limited retention awards (with EGM approval) for key individuals in roles where retention is critical over a medium-term timeframe (two to three years). These are normally provided in the form of shares with a minimum two-year restriction period, subject to performance standards and certain forfeiture conditions, including staggered forfeiture on resignation before key milestones are achieved.

Group and business performance – the impact of collective performance on Total Reward

Size of the STI reward pool

For 2006 the performance of the Group and the size of the pool for STI payments is determined by Total Business Return (TBR). TBR links growth in cash earnings (before significant items) and return on equity (ROE). TBR correlates closely with Total Shareholder Return (TSR) as defined on page 82 but can also be measured on a regional basis. A more extensive description of TBR is located at www.nabgroup.com

The Group’s annual operating plan and the TBR target are approved by the Board. At the end of the performance period, the Remuneration Committee then determines the size of the STI reward pool, taking into account the quality of the TBR result and the agreed performance sensitivities. If Group performance falls below the target TBR level, the size of the STI reward pool decreases at a greater rate.

The following graph shows the average of individual payments (as a % of individual STI Target) for Key Management Personnel (executive directors and other senior executives) as defined on page 84. The graph shows how the average STI% relates to the Group’s earnings (cash earnings before significant items) from 2002 to 2006:

LTI reward in Company shares

In December 2006, the Company will allocate approximately $1,000 in Company shares to most employees under a general employee share offer, in respect of Group performance against a scorecard of objectives for the 2006 financial year. The following graph shows the approximate value of the share award from 2002 to 2006 compared with Group earnings (cash earnings before significant items).

The target annual offer (ie. for ‘on target’ Group performance) is A$1,000, with the actual offer value varying according to the actual level of Group performance.

LTI reward in performance options and performance rights

Full details of terms and conditions of LTI allocations are shown on page 82 and the link between company performance and LTI reward received by executives is demonstrated on page 81.

The performance hurdles for the performance options and performance rights directly links rewards for the most senior 80 (approximately) positions to NAB’s TSR performance compared with the TSR performance of companies in two peer groups - Top 50 companies and Top financial services companies. TSR and the determination of the peer groups are described on page 82 and peer group lists are available at www.nabgroup.com

In grants made during 2006, the performance hurdle on performance options granted to other employees is based on regional ROE performance and regional cash earnings (RCE) growth against targets set in each regional business plan. The hurdle on their performance rights is based on relative earnings per share (EPS) growth measured against the financial services peer group (the same group as for the TSR hurdle above). A description of the changes to the performance hurdle anticipated for grants made during 2007 is set out on page 81.

All of these performance hurdles are measured over a three to five year period, aligning any rewards for employees to the outcomes for other shareholders over the same timeframe. The value of any LTI reward (if and when any securities vest) also depends on the market value of the Company’s ordinary shares at the time of exercise.

The combination of performance options and performance rights is designed to reduce the number of securities issued. Fewer performance rights are issued as they have a higher financial value than traditional performance options. Performance rights (with their exercise price of $1 per batch exercised) also continue to motivate employees even when the share price is below the strike price of the performance options - as long as they vest by the Company outperforming its peers. Details of the terms and conditions for LTI granted up to September 30, 2006 are shown on page 82, and the fair valuation model used is detailed on page 89. No terms and conditions have been altered after the applicable grant date. The terms of the Group’s Insider Trading Policy specifically prohibit directors and employees from protecting the value of unvested LTI with derivative instruments. Employees are able to protect the value of vested LTI in limited circumstances. Further details on the Insider Trading Policy are set out in the Corporate governance section on page 60.

Review of the LTI program for 2007 to ensure ongoing cultural change

The Remuneration Committee reviews the structure of the LTI program annually. It seeks advice from external remuneration advisers, considers best practice in the Australian and international markets, considers market commentary and consults with stakeholders.

This year’s review was designed to reinforce ongoing cultural change, to transparently link to the new regional business model, and to improve alignment and line of sight between individual participants and their impact on the business.

For participants in the LTI program, other than those in the most senior 80 (approximately) positions, the performance hurdle measure on both the performance options and the performance rights will be 3-year cumulative growth in Group/Regional TBR against business operation plan. TBR is described in the ‘Size of the STI reward pool’ section above.

The changes take effect from October 1, 2006. They will not affect the most senior 80 (approximately) positions in the Group - being the EGMs and each of their leadership teams. For them, the TSR performance hurdle will continue to operate.

Company performance and the value of LTI granted

The graphs below show absolute annual TSR performance, share price growth and dividends received by shareholders within each of the last 5 financial years.

The table below shows the value of LTI reward from the main grants made to employees from 2000 to 2003. The table includes the three-year absolute TSR from grant to initial test date for each allocation. It illustrates the link between long-term performance of the Group and individual reward (the value of each option at the initial test date). Vesting has only occurred where the Group has returned superior TSR performance against the selected peer group. The table also tracks the relative TSR performance (as at September 30, 2006) of grants made from 2004 to 2006, which are still within the restriction period and not yet in the testing period.

Allocations not yet in testing period

	Vesting		Value on vesting	Shareholder wealth
Year of allocation	Start of test period	Theoretical relative TSR percentile at Sep 30, 2006	Exercise price	Dividends from grant to Sep 30, 2006	Share price movement from grant to Sep 30, 2006	Absolute TSR result from grant to Sep 30, 2006 (2)
2006	February 6, 2009	62nd	$34.53	$0.83	$2.17	12%
2005	February 7, 2008	55th	$29.93	$2.49	$6.77	34%
2004	January 16, 2007	22nd	$30.25	$4.15	$6.45	39%

Allocations in testing period

	Vesting			Value on vesting			Shareholder wealth
Year of allocation	Start of test period	Relative TSR percentile ranking at initial test date	Percentage of options that vested at initial test date (1)	Closing share price at test date	Exercise price of options	Value of each option at initial test date	Dividends from grant to initial test date	Share price movement from grant to initial test date	Three-year absolute TSR from grant to initial test date (2)
2003	March 21, 2006	14th	0%	$36.00	$30.46	—	$4.95	$5.54	39%
2002	June 14, 2005	12th	0%	$30.97	$36.14	—	$4.87	$(5.17)	—
2001	March 23, 2004	50th	50%	$31.45	$27.85	$3.60	$4.45	$3.60	29%
2000	March 23, 2003	88th	100%	$30.90	$21.29	$9.61	$4.05	$9.61	65%

(1)          For each of the vested allocations (2000 and 2001) shown in the table, vesting has only occurred on the initial test date as shown. Although the hurdles are tested on an ongoing basis, no further vesting has occurred, and no vesting has occurred in respect of the 2002 and 2003 grants as shown.

(2)          Absolute TSR movement is calculated on the basis that all dividends and distributions are reinvested in Company shares.

Summary of all long-term equity instruments on issue

Grant dates
Terms and conditions	March 2000 – September 2001	June 2002	March 2003 – June 2004	September 2004 – December 2005	February 2006 – July 2006
Securities granted	Performance options		Performance options and performance rights

Frequency of offers	One major annual allocation of LTI awards, with later, smaller grants (as required) generally for executives who join the Group after the annual allocation.

Basis for determining individual LTI allocation	Based on seniority and assessed future value of the individual.		Based on individual assessments of performance and potential under the Group’s annual Executive Talent Review.

Restriction period	There is an initial restriction period of three years, when no performance testing is performed.

The restriction period may be less than three years (but always greater than two) for grants that refer to a previous performance hurdle date, eg. grants on April 2005 and July 2005 have an ‘effective date’ of February 2005, and refer back to the February 2005 performance hurdle for determination of vesting. So for those grants, the restriction periods are less than three years.

Performance testing period	The restriction period is followed by a performance period during which the performance hurdle is tested up until three months before the expiry date.				The performance hurdle is tested on 3 occasions over a 24 month performance period – which ends 6 months before the expiry date.

Expiry date of securities	The securities lapse on the eighth anniversary of the grant date. Vested securities may be exercised until the expiry date. Any securities that do not vest in the performance period lapse.		When an ‘effective date’ is used, and the restriction period is shorter than three years (as above), then the expiry date will also be correspondingly earlier than eight years.	The securities will lapse on the fifth anniversary of the date of grant (unless an ‘effective date’ and shorter restriction period applies as above).	The securities will lapse five years and six months after the date of grant (unless an ‘effective date’ and shorter restriction period applies as above).

Performance hurdle measures

Total Shareholder Return (TSR) - that is, the return a shareholder receives through dividends (and any other distributions) plus capital gains over the relevant period. It is calculated on the basis that all dividends and distributions are reinvested in Company shares.

The previous TSR performance hurdle remains for the 80 most senior positions in the Group. The performance hurdle measure for all other employees is: for performance options - regional ROE performance and regional RCE growth against 3 to 5 year business plan, and for performance rights - Group EPS growth against a financial services peer group.

Reasons for the performance hurdles	The TSR hurdle was considered most relevant for shareholders over the medium to long term and particularly relevant for the most senior executives in the Company.

The new performance hurdle is intended to significantly increase the line of sight between business performance and the performance outcomes for regional executives. This strongly supports the new regional business model.

Performance hurdle peer groups (peer group listing is available at www.nabgroup.com)

The vesting (and exercise) of the securities is determined by growth in the Company’s TSR from the grant date, compared with that of the top 50 companies in the S&P ASX100 by market capitalisation (excluding the Company and property trusts), determined as at the effective date of the grant.

Half the performance options and half the performance rights are tested against top 50 companies as shown to the left.

The vesting (and exercise) of the remaining half of the securities is determined by the Company’s TSR growth relative to the top 12 financial services companies in the S&P ASX200 by market capitalisation, excluding the Company determined as at the effective date of the grant.

For the 80 most senior positions in the Group, the TSR peer groups remain the same (as described to the immediate left). The new EPS growth hurdle for the performance rights for other executives uses the same financial services peer group as used in the TSR hurdle.

Rationale for peer group selection

Peer group selection attempts to approximate the types of companies that investors might choose as an alternative to investing in the Company.

The size of the peer groups is an important consideration. A larger peer group helps to reduce volatility, and means that any change in the members of the group composition (due to liquidations, etc), should have less of an impact.

Using two peer groups in tandem prevents the possibility of all of the securities vesting if the Company performs poorly relative to other organisations in the financial services business sector.

Using the same financial services peer group for both the TSR and the EPS hurdles (as described above) maintains a link between the outcomes for senior and other executives, and ensures that the EPS hurdle is equally challenging.

Grant dates
Terms and conditions	March 2000 – September 2001	June 2002	March 2003 – June 2004	September 2004 – December 2005	February 2006 – July 2006
Measuring the performance hurdles and reasons for choosing these testing methods

Each TSR comparison to the relevant peer group data is averaged over five trading days to prevent vesting being based on any short-term spike in TSR results.

Performance is tested daily during the performance period - although for practical reasons, performance tests are generally conducted quarterly.

			The TSR comparison is averaged over 30 trading days to better ensure that any short-term spike in TSR results does not impact on vesting.	In addition to the 30-day averaging, the relevant TSR percentile must be maintained for 30 consecutive trading days (ie. vesting only occurs if there is sustained TSR performance).

Daily testing has been replaced with three separate hurdle tests at the 3rd, 4th, and 5th anniversary of the grant (or ‘effective’) date. Each test uses 30-day averaged TSR, and the available RCE, ROE, and EPS data for the Company and for each peer organisation. Each participant’s allocation is divided into three equal tranches, with tranche 1 tested on the 3rd and 4th anniversaries, tranche 2 tested on the 4th and 5th anniversaries, and tranche 3 tested only once, on the 5th anniversary date.

This change minimises retesting of the performance hurdle, yet maintains employee focus on the 3 to 5 year time horizon.

Vesting of securities

Vesting occurs to the extent that the performance hurdle is satisfied as shown below. Vesting does not occur during the restriction period (unless the maximum life of the securities has been shortened due to the end of the individual’s employment as described below).

TSR performance hurdle vesting schedule

No vesting occurs below the 25th percentile performance of the peer group. A quarter of the securities vest at the 25th percentile. A further 1% vesting per percentile continues up to the point where half of the securities would vest at the 50th percentile, and then 2% further vesting per percentile up to 100% vesting at (and above) the 75th percentile.

No vesting occurs below the 50th percentile performance of the peer group. Half of the securities vest at the 50th percentile with 2% further vesting per percentile up to 100% being vested at (and above) the 75th percentile.

No vesting occurs below the 51st percentile performance of each peer group. Half of the securities vest at the 51st percentile with 2% further vesting per percentile up to 100% being vested at (and above) the 76th percentile.

For the TSR and EPS hurdle tests, no vesting occurs below the 51st percentile performance of each peer group. 35% of the securities vest at the 51st percentile with 2.6% further vesting per percentile up to 100% being vested at (and above) the 76th percentile. For the ROE/RCE hurdle test, no vesting occurs if ROE is more than 1 percentage point below plan. Once this threshold is met, 35% of the performance options vest at 90% of RCE planned growth, with 2.2% further vesting per % achievement up to 100% of the options being vested when RCE growth is at (or above) 120% of plan.

Lapsing of securities

Securities will lapse if unexercised on or before their expiry date as above. Securities will also generally lapse 30 days (or such shorter time as determined at the time of grant) after an executive ceases to be employed by the Group - unless the Board determines otherwise (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement).

For some grants if an executive ceases employment with the Group as the result of death or total and permanent disablement, the securities may be automatically retained. For some grants, securities retained in such cases may be exercised before the end of the restriction period and regardless of the level of achievement of the performance hurdle.

In addition to the terms shown on the left, where the Board determines that securities may be retained at the end of an individual’s employment during the restriction period, then only a pro-rated amount of securities may be retained, and for a maximum of two years from the date of cessation. This does not apply to securities provided on commencement. (Generally, the Board will allow securities to be retained in this way only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement.)

Board discretion

The Board may allow security holders to exercise the securities regardless of the normal criteria if certain events occur, including a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

The following table illustrates the structure of the performance hurdle in relation to performance options and performance rights, which has applied to grants since January 1, 2006. This example is based on the February 6, 2006 allocation.

Remuneration for Key Management Personnel and named executives

Key Management Personnel (KMP)

The remainder of the Remuneration report shows remuneration information for the KMP of the Group and the Company as defined in AASB 124 ‘Related Party Disclosures’. These individuals have been divided into three separate groups for ease of reference:

•                  KMP (non executive directors), being those individuals listed on page 91;

•                  KMP (executive directors), being those individuals listed in the table below. These individuals are all KMP both of the Company and of the Group. All of these individuals were also KMP during 2005 and continue to hold the same position in 2006; and

•                  KMP (other senior executives), being those individuals who, in addition to the executive directors, have been members of the Group Executive Committee during 2006. These individuals are listed on page 85. These individuals are all KMP both of the Company and of the Group. All of these individuals were also KMP during 2005 and continue to hold the same position in 2006. They are the five named Group executives who received the highest remuneration for the year.

Five named executives of the Company

In addition, some of the following tables include information for Mr George Frazis and Mr Stephen J Tucker (as ‘other named executives’). Together with Mr John E Hooper, Ms Lynne M Peacock and Mr Peter L Thodey, they are the five named Company executives who received the highest remuneration for the year.

Summary of remuneration for KMP (executive directors)

The following table summarises the remuneration arrangements for KMP (executive directors).

	Mr JM Stewart	Mr A Fahour	Mr MJ Ullmer
Position	Director (executive) appointed August 11, 2003 Group Chief Executive Officer – commenced February 2, 2004	Director (executive) commenced October 7, 2004 Executive Director and Chief Executive Officer, Australia – commenced September 1, 2004	Director (executive) commenced October 7, 2004 Finance Director and Group Chief Financial Officer – commenced September 1, 2004

Term of employment agreement	No fixed term. A new employment agreement was entered into in January 2006.	4 years from September 1, 2004	4 years from September 1, 2004

Notice period	Employee – six months Company – six months’ notice plus 12-month termination payment	Employee – 13 weeks Company – 52 weeks	Employee – 13 weeks Company – 52 weeks

Total employment cost (TEC) (1)	TEC at September 30, 2006: $2,750,000	TEC at September 30, 2006: $1,515,863	TEC at September 30, 2006: $1,060,967

Review of TEC	TEC will not be reviewed until October 2008.

TEC is reviewed annually, with the most recent review in October 2006, with no increase in the TEC shown above. The figures above include superannuation adjustments in July 2006. The next review is scheduled around October 2007.

• A portion of TEC may be taken in the form of packaged benefits (such as a motor vehicle and parking), and includes fringe benefits tax and employer superannuation contributions.(2)

Short-term incentive

$1,472,500 in cash

$1,472,500 in shares

(represents 114% of Mr Stewart’s 2006 pro-rated target of $2,583,333 - based on TEC under his former and current contracts (new contract effective February 1, 2006))

Target STI – 100% of TEC

		$1,683,000 in cash $1,683,000 in shares (represents 171% of 2006 target) Target STI – 130% of September 30, 2006 TEC	$777,000 in cash $777,000 in shares (represents 146% of 2006 target) Target STI – 100% of September 30, 2006 TEC

•   STI remuneration is determined annually according to the Group’s STI plan - see page 79 for details. The rewards above are for performance for the period October 1, 2005 to September 30, 2006. The cash portion was paid in November 2006. The issue of the shares is subject to any required shareholder approval at the Company’s annual general meeting (AGM) on January 31, 2007 on the terms and conditions set out in the Notice of Meeting. If approved, it is intended that the shares will be allocated in February 2007.

•   The Board determines STI Targets (as a percentage of TEC) annually for the coming year. Each year, the Board also determines reasonable performance measures and targets for assessing each executive director. After the end of each financial year, the Board reviews each executive director’s performance against these measures and targets. The Board may elect to award an STI reward for exceptional individual performance of up to 150% of Target STI for Mr Stewart and up to 200% of Target STI for Mr Fahour and Mr Ullmer.

•   At least half of the STI remuneration must be provided in the form of Company shares (subject to any required shareholder approval). Shares are held in trust for each executive director under the terms of the National Australia Bank Staff Share Ownership Plan. During this time, the executive directors are entitled, through the trustee, to receive dividend payments and to exercise voting rights attaching to those shares. The shares may be forfeited in some circumstances.

Long-term incentive	None to be allocated in February 2007 (3)	Performance options and performance rights (estimated financial value $2,274,000 at the time of grant)	Performance options and performance rights (estimated financial value $1,220,112 at the time of grant)

•      The performance options and performance rights shown above are for assessments as at September 30, 2006. The granting of this LTI is subject to shareholder approval at the Company’s AGM on January 31, 2007. If approved, the LTI will be allocated in February 2007. Continued LTI allocations are not guaranteed as they are subject to annual assessments.

•      When each executive director’s employment with the Company ends, the retention of any performance options and performance rights granted to them during their employment will be determined according to the terms of grant under the respective plans.

•      The method used to value the performance options and performance rights, as prescribed by AASB 124 ‘Related Party Disclosures’, is set out on page 89. The performance hurdle is detailed on page 82.

•      Subject to shareholder approval at the Company’s AGM on January 31, 2007, an allocation of shares is intended to be made to Mr Ullmer to strengthen the retention position for him as Finance Director and Group Chief Financial Officer and to ensure the successful completion of a series of long-term projects underway, which are critical to the Group. Mr Ullmer would be restricted from trading these shares until January 2011 and the successful completion of the identified projects. Full terms and conditions of the issue of these shares are set out in the Notice of AGM.

Other benefits

•      Executive directors are eligible to participate in other benefits that are normally provided to executives employed by the Company, subject to any overriding legislation prevailing at the time including the Corporations Act 2001 (Cth) and the United States Sarbanes-Oxley Act of 2002.

(1)          Total Employment Cost (TEC) is the Group’s primary measure of fixed remuneration – which includes superannuation and non-monetary benefits but excludes leave accrued not taken. It does not include STI or LTI payments.

(2)          The Company is not required by Australian law to provide superannuation contributions in connection with Mr Stewart’s employment due to the type of Australian visa issued to him. However, under the employment agreement, the Company agrees to pay annual superannuation contributions to the National Australia Bank Group Superannuation Fund. Those contributions form part of Mr Stewart’s annual fixed remuneration. Mr John M Stewart may, in lieu of receiving those Australian superannuation benefits, elect to participate in a pension or other scheme in the United Kingdom. Again, any such payments form part of Mr Stewart’s fixed pay.

(3)          Mr John M Stewart was offered an LTI allocation at the commencement of his previous three-year employment agreement in 2004, which was designed to cover his contract period and to tie the value of any reward to the change in shareholder wealth over that agreement period. 900,000 performance options and 210,000 performance rights (combined estimated annualised value $0.917 million based on a grant date of January 31, 2005) were subsequently awarded in February 2005 following shareholder approval at the January 31, 2005 AGM. If Mr Stewart resigns before February 2, 2007 (which was the end of his original employment agreement), then he will retain the performance options and performance rights on a pro-rata basis calculated from his appointment date of February 2, 2004 to the date of termination. Such performance options and performance rights will have two years from the date of his resignation to satisfy the performance conditions after which they will lapse if not exercised. Mr Stewart was offered a further 500,000 performance options and 140,000 performance rights upon signing his new employment agreement in January 2006. This grant was approved by shareholders at the January 30, 2006 AGM, and subsequently awarded in March 2006. If Mr Stewart resigns before February 6, 2009, then he will retain the performance options and performance rights on a pro-rata basis calculated from February 6, 2006 (the performance hurdle effective date) to the date of termination. Such performance options and performance rights will have two years from the date of his resignation to satisfy the performance conditions after which they will lapse if not exercised.

Employment agreements for KMP (other senior executives) and other named executives

Remuneration and other terms of employment for KMP (other senior executives) and other named executives of the Company and the Group are formalised in individual employment agreements. Each of these agreements provides for performance-related cash bonuses, fringe benefits plus other benefits, including participation, if eligible, in performance option and performance rights plans and termination benefits. Termination payments are generally calculated as the Company notice period multiplied by TEC. Details of the arrangements as at September 30, 2006 are set out below.

Name	Position	Term of agreement/contract and date commenced, if during the year	TEC $(1)	Target STI(2)	Notice period – Employee	Notice period – Company (3)
Cameron A Clyne	Executive General Manager, Group Development	No fixed term.	600,548	75%	13 weeks	52 weeks
George Frazis	Executive General Manager, Business and Private Banking Australia	4 years.	725,661	75%	13 weeks	26 weeks
Michael J Hamar	Group Chief Risk Officer	4 years.	725,661	80%	13 weeks	26 weeks
John E Hooper	Chief Executive Officer, nabCapital	No fixed term.	775,707	130%	13 weeks	52 weeks
Lynne M Peacock	Chief Executive Officer, United Kingdom	No fixed term.	GBP 535,000	100%	Three months	12 months
Peter L Thodey	Managing Director and Chief Executive Officer, Bank of New Zealand	No fixed term. Current contract commenced October 3, 2005.	NZD 650,000	100%	Six months	12 months
Stephen J Tucker	Executive General Manager, Wealth Management Australia	No fixed term.	650,000	75%	13 weeks	26 weeks

(1)          Total Employment Cost (TEC) is the Group’s primary measure of fixed remuneration – which includes superannuation and non-monetary benefits but excludes leave accrued not taken. It does not include STI or LTI payments. In this table, TEC is expressed in the currency agreed in the employment agreement.

(2)          Target STI as a percentage of TEC is subject to achievement of individual and Group performance goals and to passing the compliance and behaviour ‘quality gates’. The Target STI percentage (of TEC shown above) is earned for an ‘on-target’ individual and Group performance. The size of the STI reward pool as determined by the Remuneration Committee acts as a multiplier to these individual STI targets. Individual performance is overlaid, with individual outcomes being in the range from nil to 200% based on individual performance under the performance framework, resulting in a further increase or reduction in individual outcomes.

(3)          Termination payments calculated as the Company notice period multiplied by TEC are payable if the Company terminates the executive’s employment agreement on notice and without cause, and makes payment in lieu of notice. Termination payments are not generally payable on resignation, summary termination or unsatisfactory performance, although the Board may determine exceptions to this. Performance options and performance rights generally lapse 30 days (or such shorter time as determined at the time of grant) after employment ends - unless otherwise determined by the Board. In certain circumstances and depending on the terms of grant, in cases such as contract completion, death, retirement, retrenchment, or total and permanent disablement, the Board may consider each case on its individual merits and may allow the executive to retain some or all of their performance options and performance rights for a period of time no later than up to the relevant expiry date of the securities. Vesting and exercise of the securities remain subject to the applicable performance hurdle. Certain shares held in trust are forfeited in certain circumstances that depend on the relevant program. These circumstances can include termination for serious misconduct involving dishonesty, resignation, failure to meet compliance gates in the 12 months after allocation, summary termination or breach of the Company’s Code of Conduct.

Remuneration for KMP (executive directors), KMP (other senior executives) and other named executives

(each of these employee groups is defined on page 84)

The following table shows details of the nature and amount of each element of the remuneration paid or payable for services provided to the Company and to the Group for the year to September 30, 2006 (including STI and LTI amounts in respect of performance during the year to September 30, 2006). All individuals listed are paid in Australian dollars - with the exception of Ms Lynne M Peacock, who is paid in GBP (converted here at a rate of A$1.00 = GBP 0.4150 for 2006) and Mr Peter L Thodey who is paid in NZD (converted here at a rate of A$1.00 = NZD 1.1432 for 2006).

Performance options and performance rights in relation to the performance year to September 30, 2006 are anticipated to be granted in February 2007. No performance options or performance rights have been granted to the listed individuals since the end of 2006 up to November 30, 2006. No retirement benefits were paid or payable to the listed individuals in 2006.

		Short-term benefits			Post-employment benefits
		Cash		Non-	Super-	Other	Equity-based benefits
		salary fixed(1)	Cash STI at risk(2)	monetary fixed(3)	annuation fixed(4)	long-term benefits(5)	Shares at risk(6)	Options and rights at risk(7)	Termination benefits(8)	Total
		$	$	$	$	$	$	$	$	$
Executive directors
JM Stewart	2006	2,505,339	1,472,500	113,948	80,000	—	1,578,235	2,655,020	—	8,405,042
	2005	2,123,713	1,402,500	82,742	78,768	—	891,789	1,653,324	—	6,232,836
A Fahour	2006	1,538,022	1,683,000	3,983	41,743	—	2,454,312	775,498	—	6,496,558
	2005	1,617,654	—	4,781	12,624	—	2,955,309	418,750	—	5,009,118
MJ Ullmer	2006	955,160	777,000	7,435	103,251	—	730,210	461,446	—	3,034,502
	2005	986,159	640,500	7,595	12,624	—	402,329	261,719	—	2,310,926
Other senior executives
LM Peacock	2006	1,041,583	1,572,771	372,799	246,968	—	636,838	903,731	—	4,774,690
	2005	1,033,431	1,207,644	229,518	245,167	—	265,069	567,845	—	3,548,674
JE Hooper	2006	857,650	1,230,271	5,566	13,222	12,920	309,361	401,463	—	2,830,453
	2005	758,679	975,000	5,245	87,968	—	198,099	238,123	—	2,263,114
PL Thodey	2006	589,528	693,667	20,569	—	42,101	135,086	829,009	—	2,309,960
	2005	566,806	569,182	24,098	—	—	73,628	661,992	—	1,895,706
MJ Hamar	2006	602,964	708,245	47,184	104,103	—	121,297	132,467	—	1,716,260
	2005	509,835	493,323	28,391	62,818	—	269,420	70,892	—	1,434,679
CA Clyne	2006	594,065	549,501	—	41,512	—	106,830	349,471	—	1,641,379
	2005	576,723	358,215	—	12,624	—	29,604	222,375	—	1,199,541
Total KMP	2006	8,684,311	8,686,955	571,484	630,799	55,021	6,072,169	6,508,105	—	31,208,844
Total KMP(9)	2005	10,772,600	7,811,498	566,008	660,785	103,616	5,260,943	6,056,609	2,109,639	33,341,698
Other named executives
G Frazis	2006	672,805	702,563	—	13,222	—	732,189	304,402	—	2,425,181
	2005	546,399	410,230	—	11,367	—	413,989	144,136	—	1,526,121
SJ Tucker	2006	599,288	641,845	—	85,899	10,833	518,228	422,663	—	2,278,756
	2005	584,738	410,234	3,897	80,982	—	130,721	258,781	—	1,469,353
Total	2006	9,956,404	10,031,363	571,484	729,920	65,854	7,322,586	7,235,170	—	35,912,781
Total(9)	2005	11,903,737	8,631,962	569,905	753,134	103,616	5,805,653	6,459,526	2,109,639	36,337,172

(1)          Includes cash salary and short-term compensated absences such as annual leave entitlements accrued but not taken during the year.

(2)          Includes all short-term performance-based remuneration awarded for the performance year to September 30, 2006 in the form of cash. Amounts paid in the form of superannuation contributions (upon employee nomination in respect to amounts up to STI Target for Australian employees only) and in Company shares (upon employee nomination for amounts up to their STI Target and as required by the Company in respect of amounts awarded above STI Target) are shown in the Superannuation and Shares columns respectively. The revision to accounting standards requires such allocation, where under the previous accounting standard the full amount of STI awarded for the performance year to September 30, 2005 was included in ‘STI bonus at risk’ in the 2005 financial report, irrespective of the form in which it was provided. 2005 comparative figures have been restated in line with the approach detailed above. STI amounts provided in the form of shares for the year ended September 30, 2005 were therefore disclosed in full as ‘STI bonus at risk’ in the 2005 financial report, but a relevant portion is included again in the 2006 report within the calculations for the Shares column.

Refer to page 79 for further information regarding STI arrangements for employees (including KMP (other senior executives) and other named executives). All STI payments to such individuals are made in November, following the end of the performance year on September 30 (whether paid as cash, shares, or superannuation). Refer to page 84 for further information regarding STI arrangements for executive directors (for whom at least 50% of the value of STI rewards paid (and payable) are paid in the form of Company shares following approval by shareholders at the relevant AGM). Mr George Frazis and Mr Stephen J Tucker also participate in an Australian Leadership Team stretch incentive program, which entails rewards in the form of cash and shares upon achievement of business efficiency targets within the Australian region. The cash portion of this reward for the performance year to September 30, 2006 is included in the ‘Cash STI at risk’ column, while the 2006-portion ($270,128 each) of the total value of the shares is included in the ‘Shares at risk’ column (with a further 2007-portion ($270,871 each) to be included next year unless all of the shares are forfeited upon resignation, or upon the targets not being met for the September 30, 2007 performance year).

Separate disclosure of the nature and value of the STI rewards is included in the following section ‘Short-term and long-term incentive remuneration’.

(3)          Includes motor vehicle benefits and parking. Also includes $324,610 in regard to UK National Insurance contributions for Ms Lynne M Peacock, and health fund benefits for Mr John M Stewart and Mr John E Hooper. Fringe benefits tax on non-monetary benefits is included within the value of the benefit. The portion of Ms Peacock’s non-monetary benefit in 2005 which related to UK National Insurance contributions has been restated from $2,065 to $183,874 to include the period of time Ms Peacock resided in the UK during the year. The 2005 misstatement was discovered while compiling this report.

(4)          Includes Company contributions to superannuation and allocations by employees made by way of salary sacrifice. Individuals based in Australia may also nominate to be provided all or part of amounts up to STI Target in the form of additional Company superannuation contributions. No such elections were made by KMP and other named executives for 2006. For Mr Stephen J Tucker, who is a member of a defined benefit plan, the amount included for remuneration purposes is the annual benefit received by Mr Tucker during the year, and may or may not reflect the contributions made. Mr Tucker’s 2005 figure has been restated accordingly.

(5)          Includes long service entitlements accrued but not taken during the year.

(6)          Represents the 2005 and 2006 portions of share-based payments paid or payable to KMP and other named executives. The value of each share allocation is spread over the length of time that forfeiture or performance conditions apply (vesting period). For example, shares that are intended to be granted to KMP (other senior executives) and to other named executives in November 2006 in respect of rewards above STI Target for the performance year to September 30, 2006 are expensed over the period from October 1, 2005 (the start of the relevant performance period) through to November 2007 (end of vesting period when the primary forfeiture conditions no longer apply).

The amounts disclosed in the ‘Shares at risk’ column for 2005 and 2006 therefore do not reflect the payments made in respect of only each financial year. They include relevant portions of 2005 and 2006 year STI rewards as described above and in footnote (2), and relevant portions of 2005 awards (and 2006 awards for Ms Lynne M Peacock and Mr Peter L Thodey) provided under the general employee share offer (excludes executive directors) as described on page 80. They also include relevant portions of Commencement shares (as described on page 80) provided to Mr Ahmed Fahour in 2004 (some with ongoing performance condition), and to Mr Michael J Hamar and Mr George Frazis in 2005 with performance conditions which have been met during the 2005 and 2006 years. For Mr Stephen J Tucker, the 2005 amount includes shares allocated under the Wealth Management Ownership program (5% of notional benefit salary provided in the form of shares) and for Mr John E Hooper, the 2005 amount includes Retention shares allocated in 2004 in respect of his acting role as head of nabCapital, with retention conditions which were met during the 2005 year.

(7)          Performance options and performance rights are issued as part of the Group’s LTI program. Allocations are generally made in the week following the AGM each year in respect of assessments for the preceding year to September 30. Continued allocations are not guaranteed as they are subject to annual assessments. The exercise price of the performance options is determined by the volume weighted average price of the Company’s ordinary shares traded on the ASX over the week following the AGM. No terms of vested performance options or rights were altered during the reporting period. The amount included in remuneration each year is the grant date fair value which has been amortised on a straight line basis over the expected vesting period. Refer to page 89 for an explanation of fair value basis used to determine remuneration.

(8)          No listed executives had post-employment benefits that required approval by members of the Company in accordance with the Corporations Act 2001 (Cth).

(9)          Group aggregate totals in respect of the financial year ended September 30, 2005 do not equal the sum of 2005 amounts disclosed for 2006 KMP and named executives, as there are differences in the individuals identified as KMP in 2005. The aggregate totals for KMP 2005 includes 14 individuals for the period they held the position of KMP, i.e. for full or part year, during 2005, and the grand total for 2005 includes those individuals plus remuneration for named executives in 2005.

In addition to remuneration benefits above, the Company paid an insurance premium for a contract insuring all KMP of the Company or Group (or both) as officers. It is not possible to allocate the benefit of this premium between individuals. In accordance with usual commercial practice, the insurance contract prohibits disclosure of details of the premium paid.

Short-term and long-term incentive remuneration

The design of the share, performance option, and performance rights plans (and the expected outcome for executives) seek to conform with the guidelines set out in ‘Executive Share and Option Scheme Guidelines’, Guidance Note 12, Investment and Financial Services Association, which specifies the key principles that should be considered in designing incentive schemes, and the process for shareholder approval of the schemes. The principal difference to the guidelines is that performance rights issued by the Company have a nominal exercise price and that any performance options whose exercise price is set at a date other than at the date of grant could potentially have an exercise price lower (or higher) than the market price prevailing at or around the date of grant. The Group’s various employee equity plans are discussed in detail in note 41 of the financial report.

The following table calculates the amounts shown in the previous table to show the proportions that are linked to Company performance.

		Performance related remuneration
	Remuneration not linked to	Cash-based	Equity-based
	Company performance(1)	Cash STI at risk	Shares at risk	Options and rights at risk	Total
	%	%	%	%	%
Executive directors
JM Stewart	31%	18%	19%	32%	100%
A Fahour	24%	26%	38%	12%	100%
MJ Ullmer	35%	26%	24%	15%	100%
Other senior executives
LM Peacock	35%	33%	13%	19%	100%
JE Hooper	31%	44%	11%	14%	100%
PL Thodey	28%	30%	6%	36%	100%
MJ Hamar	44%	41%	7%	8%	100%
CA Clyne	39%	33%	7%	21%	100%
Other named executives
G Frazis	28%	29%	30%	13%	100%
SJ Tucker	30%	28%	23%	19%	100%

(1)          Includes cash salary fixed, non-monetary fixed, superannuation fixed, other long-term benefits, and termination benefits as shown in the table on page 86.

Percentage of STI Target awarded in respect of the performance year to September 30, 2006

The following table shows the percentage of each individual’s STI Target awarded in respect of the performance year to September 30, 2006.

			STI Cash awarded 2006		STI Shares awarded 2006
	STI Target as	STI awarded		% of		% of	Total cash and shares
	% of fixed	as % of fixed		STI		STI	2006	2005
	remuneration(1)	remuneration	$	bonus	$	bonus	$	$
Executive directors
JM Stewart(2)	96%	109%	1,472,500	50%	1,472,500	50%	2,945,000	2,805,000
A Fahour(2)	124%	213%	1,683,000	50%	1,683,000	50%	3,366,000	2,880,000
MJ Ullmer(2)	99%	146%	777,000	50%	777,000	50%	1,554,000	1,281,000
Other senior executives
LM Peacock	78%	142%	1,572,771	67%	788,675	33%	2,361,446	1,775,312
JE Hooper	113%	194%	1,230,271	71%	492,729	29%	1,723,000	1,141,000
PL Thodey	87%	117%	693,667	91%	69,979	9%	763,646	726,958
MJ Hamar	77%	103%	708,245	91%	71,755	9%	780,000	493,323
CA Clyne	71%	112%	549,501	77%	165,499	23%	715,000	420,000
Other named executives
G Frazis	123%	197%	702,563	52%	646,204	48%	1,348,767	1,039,001
SJ Tucker	113%	156%	641,845	59%	441,143	41%	1,082,988	977,464

(1)          ‘Fixed remuneration’ includes cash salary fixed, non-monetary fixed, superannuation fixed, other long-term benefits and termination benefits (as shown in the table on page 86). STI Target as a percentage of fixed remuneration differs from STI Target as a percentage of TEC, as described on page 86.

(2)          The issue of the share component for executive directors is subject to required shareholder approval.

Range of potential short-term and long-term incentive payments in respect of the performance year to September 30, 2006

The following table shows the composition and aggregate minimum and maximum values of STI and LTI payments earned by each individual in respect of the performance year to September 30, 2006.

	Short-term incentives (STI)					Long-term incentives (LTI)
	Paid	Forfeited(1)	Deferred(2)	Minimum deferred value(3)	Maximum deferred value	Minimum value (all deferred)(3)	Maximum value (all deferred)(4)
	%	%	%	$	$	$	$
Executive directors
JM Stewart	50%	—	50%	—	1,472,500	—	—
A Fahour	50%	—	50%	—	1,683,000	—	2,274,000
MJ Ullmer	50%	—	50%	—	777,000	—	1,220,112
Other senior executives
LM Peacock	67%	—	33%	—	788,675	—	810,000
JE Hooper	71%	—	29%	—	492,729	—	960,000
PL Thodey	91%	—	9%	—	69,979	—	722,250
MJ Hamar	91%	—	9%	—	71,755	—	580,529
CA Clyne	77%	—	23%	—	165,499	—	780,000
Other named executives
G Frazis	52%	—	48%	—	646,204	—	675,000
SJ Tucker	59%	—	41%	—	441,143	—	590,625

(1)          All of the listed individuals have earned in excess of their Target STI for the 2006 performance year, with no portion of Target STI forfeited.

(2)          Deferred STI is the shares component from the table above. The shares are held in trust with restrictions on trading for a minimum of one year (or longer if nominated by the employee). Various forfeiture conditions apply as set out on page 79.

(3)          Shares allocated as deferred STI rewards are subject to forfeiture conditions, and performance options and performance rights granted as LTI rewards lapse on cessation of employment or if performance hurdles are not achieved. The minimum deferred value for both is therefore shown as zero.

(4)          The maximum deferred value of LTI rewards is the anticipated fair value (based on the fair value of recent allocations) of the performance options and performance rights at grant date, which is anticipated to be in February 2007.

Fair value basis used to determine equity remuneration

The disclosure of the allocation of fair value of performance options and performance rights in the earlier tables is based upon the requirements of AASB 124 “Related Party Disclosures”. Under these guidelines, each year a portion of the fair value of all unvested performance options and rights is included in the individuals’ remuneration for disclosure purposes. This portion of the fair value is based on a straight-line allocation of fair value over the vesting period of each unvested performance option or performance right. Under AIFRS, only performance options and performance rights granted after November 7, 2002 that were unvested at January 1, 2005 are included in the remuneration calculation.

Performance options and rights granted as part of executive remuneration have been valued using a numerical pricing model. The model takes account of factors including: the exercise price(s); the current level and volatility of the underlying share price; the risk-free interest rate; expected dividends on the underlying share; current market price of the underlying share; and the expected life of the securities. The probability of the performance hurdle being reached has been taken into consideration in valuing the securities. For further details, refer to note 41 in the financial report. The fair value and exercise price per performance option and performance right (at grant) are set out below for grants provided to KMP (executive directors), KMP (other senior executives) and other named executives.

			Performance rights
	Performance options			Exercise	Exercise Period(2)
Grant Date	Fair value	Exercise Price	Fair value	Price(1)	From	To
	$	$	$	$
February 6 & February 20, 2006	$3.39	$34.53	$18.23	—	February 6, 2009	August 6, 2011
February 22, 2006(3)	$2.98	$34.53	$17.61	—	February 6, 2009	August 6, 2011
March 10, 2006(3)	$3.10	$34.53	$17.52	—	February 6, 2009	August 6, 2012

(1)          The total exercise price payable on the exercise of performance rights is $1 for the total number exercised on any one calendar day.

(2)          These performance options and performance rights are granted in 3 tranches (in 4 tranches for those allocated to Mr John M Stewart on March 10, 2006). Each tranche has a different testing schedule, vesting period, and exercise period. The exercise period shown here is the total exercise period covering all tranches. All vested and unexercised securities lapse at the end of this exercise period.

(3)          Approval of the granting of these performance options and performance rights to the executive directors was provided by shareholders at the AGM held on January 30, 2006. The ‘grant date’ for the purposes of calculating the fair value and for share-based payments purposes is therefore January 30, 2006.

Value of performance options and performance rights granted

The following tables show the value of performance options and performance rights issued to each individual as part of their remuneration that were granted, exercised, lapsed or vested during the year to September 30, 2006. The performance options and performance rights are rights to acquire ordinary shares, subject to certain conditions being met, under the Company’s National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and the National Australia Bank Performance Rights Plan (performance rights plan). No performance options or performance rights are granted to KMP (non-executive directors). The terms and conditions of each performance option and right, including a summary of the performance hurdle required to be met in order to vest, are set out on page 82.

No amounts are paid by individuals for the issue of performance options and performance rights. All shares issued upon the exercise of performance options and performance rights are paid for in full by the individual based on the relevant exercise price. Under the executive share option plan a loan may be available to executives if and when they wish to exercise their performance options - subject to applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002). The rules of the executive share options plan provide that the rate of interest on such a loan shall be the Company’s base lending rate plus any margin determined by the Board. Dividends payable in respect of a share loan are applied firstly towards payment of any interest which is due, and secondly towards repayment of the principal amount outstanding under the loan. For further information on the executive share option plan refer to note 41 in the financial report.

	Number of performance options					Value of performance options
	Granted		Exercised	Lapsed	Vested
	No.	Grant date	No.	No.	No.	Granted(1)	Exercised	Lapsed	Total
						$	$	$	$
Executive directors
JM Stewart	500,000	Mar 10, 2006	—	—	—	1,550,000	—	—	1,550,000
A Fahour	284,000	Feb 22, 2006	—	—	—	846,320	—	—	846,320
MJ Ullmer	159,000	Feb 22, 2006	—	—	—	473,820	—	—	473,820
Other senior executives
LM Peacock	195,732	Feb 6, 2006	—	—	—	663,531	—	—	663,531
JE Hooper	82,344	Feb 6, 2006	—	—	—	279,146	—	—	279,146
PL Thodey	67,120	Feb 20, 2006	—	—	—	227,537	—	—	227,537
MJ Hamar	31,250	Feb 6, 2006	—	—	—	105,938	—	—	105,938
CA Clyne	63,750	Feb 6, 2006	—	—	—	216,113	—	—	216,113
Other named executives
G Frazis	90,250	Feb 6, 2006	—	—	—	305,948	—	—	305,948
SJ Tucker	79,750	Feb 6, 2006	—	—	—	271,268	—	—	271,268

	Number of performance rights					Value of performance rights
	Granted		Exercised	Lapsed	Vested
	No.	Grant date	No.	No.	No.	Granted(1)	Exercised	Lapsed	Total
						$	$	$	$
Executive directors
JM Stewart	140,000	Mar 10, 2006	—	—	—	2,452,800	—	—	2,452,800
A Fahour	71,000	Feb 22, 2006	—	—	—	1,250,310	—	—	1,250,310
MJ Ullmer	39,750	Feb 22, 2006	—	—	—	699,998	—	—	699,998
Other senior executives
LM Peacock	48,933	Feb 6, 2006	—	—	—	892,049	—	—	892,049
JE Hooper	20,586	Feb 6, 2006	—	—	—	375,283	—	—	375,283
PL Thodey	16,780	Feb 20, 2006	—	—	—	305,899	—	—	305,899
MJ Hamar	7,813	Feb 6, 2006	—	—	—	142,431	—	—	142,431
CA Clyne	15,938	Feb 6, 2006	—	—	—	290,550	—	—	290,550
Other named executives
G Frazis	22,563	Feb 6, 2006	—	—	—	411,323	—	—	411,323
SJ Tucker	19,938	Feb 6, 2006	—	—	—	363,470	—	—	363,470

(1)          Value of performance options and performance rights granted is determined as the fair value at grant date multiplied by the total number of performance options or performance rights granted. The value of performance options and performance rights disclosed above represents the full value over the vesting period - which is greater than one year.

KMP (non-executive director) remuneration

The following persons were KMP (non-executive directors) of the Group and Company at September 30, 2006:

Name	Position	Date commenced, if during year
MA Chaney	Chairman	—
PA Cross	Director	December 1, 2005
PJB Duncan	Director	—
DT Gilbert	Director	—
TK McDonald	Director	December 1, 2005
PJ Rizzo	Director	—
JS Segal	Director	—
JG Thorn	Director	—
GA Tomlinson	Director	—
GM Williamson	Director	—

The following person resigned from his position as a KMP (non-executive director) of the Group and Company during the year ended September 30, 2006:

Name	Position	Date resigned

RG Elstone	Director	July 5, 2006

Remuneration policy

The fees paid to KMP (non-executive directors) on the Board are based on advice and data from the Group’s remuneration specialists and from external remuneration advisers. This advice takes into consideration the level of fees paid to board members of other major Australian corporations, the size and complexity of the Group’s operations, the activities of the Group and the responsibilities and workload requirements of Board members.

Fees are established annually for the Chairman and non-executive directors on the Board. Additional fees are paid, where applicable, for participation in Board committees and for serving on the boards of controlled entities. The fees include compulsory Company contributions to superannuation. As part of its annual review of fees paid to the Chairman and non-executive directors, the Board decided, at its meeting in November 2006, that no increases to fees would be made in respect of the Company’s 2007 financial year.

The total fees paid by the Group to members of the Board, including fees paid for their involvement on Board committees, are kept within the total approved by shareholders from time to time. Shareholders approved a maximum fee pool of $3.5 million per annum at the Company’s annual general meeting held on December 19, 2003.

At the Company’s annual general meeting held in December 2003, shareholders approved the continuation of the KMP (non-executive directors) share arrangement under the Non-Executive Director’s Share Plan (which is operated through the National Australia Bank Staff Share Ownership Plan). Under this arrangement, shares are provided to Australian-resident KMP (non-executive directors) as part of their remuneration. For all KMP (non-executive directors), a minimum of 10% of fees and a maximum of 40% is provided by way of shares issued to or acquired by the KMP. The trustee of the National Australia Bank Staff Share Ownership Plan determines the issue date of shares under the Plan in its sole discretion.

During 2002, the Board decided not to enter into any new contractual obligations to pay retirement allowance benefits to KMP (non-executive directors) appointed after December 31, 2002. At the Company’s annual general meeting held on December 19, 2003, a proposal was approved permitting directors of the Company and its controlled entities who had accrued retirement benefits to apply those benefits, frozen as at December 31, 2003, to either cash (to be paid on retirement), to additional superannuation contributions or to the acquisition of shares in the Company (to be held in trust until retirement). Where directors elected to apply those benefits toward shares held in trust, the dividends earned on those shares are applied to the acquisition of further Company shares in the week up to and including the date of allocation, less $0.01, rounded down to the nearest whole number, on the Company’s dividend payment date (refer footnote 1 to the following table).

All directors can elect to set aside part of their remuneration as additional Company superannuation contributions.

The appointment letters for the KMP (non-executive directors) set out the terms and conditions of their appointments. These terms and conditions are in conjunction with, and subject to, the Company’s constitution and the charters and policies approved by the Board from time to time (refer to the ‘corporate governance’ section on page 59).

The following table shows details of the nature and amount of each element of the emoluments of each of the KMP (non-executive directors) of the Company relating to services provided in the 2006 year. No performance options or performance rights have been granted to KMP (non-executive directors) during or since the end of 2006 up to November 30, 2006.

					Post-employment		Equity-based benefits
		Short-term benefits			benefits(1)			Options
		Cash salary		Non-	Super-			and
		and fees (2)	Bonus	monetary	annuation (3)	Other long-		rights	Termination
		fixed	at risk	fixed	fixed	term benefits	Shares fixed(4)	at risk	benefits	Total
		$	$	$	$	$	$	$	$	$
Current
M A Chaney(5)	2006	497,913	—	—	100,587	—	66,500	—	—	665,000
	2005	116,665	—	—	11,491	—	11,250	—	—	139,406
PA Cross(6)	2006	104,414	—	—	10,253	—	64,500	—	—	179,167
PJB Duncan	2006	183,578	—	—	12,276	—	34,563	—	—	230,417
	2005	176,083	—	—	18,512	—	30,072	—	—	224,667
DT Gilbert	2006	48,692	—	—	80,308	—	86,000	—	—	215,000
	2005	147,218	—	—	15,903	—	29,750	—	—	192,871
TK McDonald(6)	2006	269,042	—	—	—	—	—	—	—	269,042
PJ Rizzo	2006	208,945	—	—	12,501	—	24,605	—	—	246,051
	2005	200,135	—	—	—	—	19,000	—	—	219,135
JS Segal	2006	138,849	—	—	12,276	—	81,375	—	—	232,500
	2005	123,982	—	—	15,976	—	54,356	—	—	194,314
JG Thorn	2006	165,688	—	—	46,253	—	30,976	—	—	242,917
	2005	164,217	—	—	18,367	—	40,500	—	—	223,084
GA Tomlinson	2006	270,779	—	—	12,276	—	119,214	—	—	402,269
	2005	326,605	—	—	30,220	—	10,767	—	—	367,592
GM Williamson	2006	561,446	—	—	—	—	—	—	—	561,446
	2005	507,122	—	—	—	—	—	—	—	507,122
Former
RG Elstone	2006	164,023	—	—	—	—	18,044	—	—	182,067
	2005	176,255	—	—	—	—	17,804	—	—	194,059
Total	2006	2,613,369	—	—	286,730	—	525,777	—	—	3,425,876
	2005(7)	2,362,701	—	—	153,468	—	283,998	—	—	2,800,167

(1)          No retirement benefits have been accrued by directors since January 1, 2004. In accordance with shareholder approval given at the Company’s annual general meeting on December 19, 2003 to freeze contractual entitlements, the value of accumulated retirement benefits of Mr Peter JB Duncan and Mr Geoffrey A Tomlinson were provided to them during 2004 in the form of shares to be held on trust until retirement. The value of the accrued benefits provided at that time was: Mr Duncan $104,855; and Mr Tomlinson $272,608. The dividends earned on those shares were applied to the acquisition of further Company shares in the week up to and including the date of allocation, less $0.01, rounded down to the nearest whole number, on the Company’s dividend payment date. During 2006, 197 shares were acquired in this way in respect of Mr Duncan and 512 shares were acquired in respect of Mr Tomlinson. From December 31, 2003, neither new nor existing non-executive directors are entitled to additional retirement benefits.

(2)          Non-executive directors’ remuneration represents fees in connection with their roles, duties and responsibilities as a non-executive director, and includes attendance at meetings of the Board, Board committees and boards of controlled entities and includes payments of $110,709 (2005: $nil) to Mr T Kerry McDonald, $191,852 (2005: $160,890) to Mr Geoffrey A Tomlinson and $371,446 (2005: $362,230) to Mr G Malcolm Williamson in respect of services performed as non-executive directors of controlled entity boards and committees.

(3)          Reflects compulsory Company contributions to superannuation and, where applicable, includes additional contributions made by the Company, in lieu of payment of fees, at the election of the non-executive director. Mr Robert Elstone and Mr Paul Rizzo had elected to have their employer superannuation contribution paid as cash remuneration. In July 2006, Mr Rizzo elected to make salary sacrifice contributions to superannuation.

(4)          Represents the value of newly-issued ordinary shares in the Company that were allocated to Australian non-executive directors. The price used to determine the number of shares was the volume weighted average price of the Company’s ordinary shares traded on the ASX during the one week up to and including the date of allocation.

(5)          Mr Michael Chaney was appointed Chairman with effect from September 29, 2005.

(6)          Mrs Patricia Cross and Mr T Kerry McDonald were appointed as non-executive directors in December 2005 and accordingly the remuneration shown is for the period December 1, 2005 to September 30, 2006.

(7)          This is the total for non-executive directors that was disclosed in last year’s annual financial report and differs from the 2005 total in respect of the current non-executive directors due to changes in non-executive directors during the 2005 year.

KMP (non-executive director) fees

The total fees paid by the Group to non-executive members of the Board, including fees paid for their involvement on Board committees, are kept within the total pool approved by shareholders from time to time. The following table shows details of the components of KMP (non-executive director) remuneration paid in the form of Board and committee fees:

Board and committee remuneration

	Board	Audit Committee	Risk Committee	Remuneration Committee	Nomination Committee	Meetings of controlled entities	Total
	$	$	$	$	$	$	$
Current
MA Chaney	665,000	—	—	—	—	—	665,000
PA Cross(1)	158,334	—	20,833	—	—	—	179,167
PJB Duncan	190,000	—	8,333	32,084	—	—	230,417
DT Gilbert	190,000	25,000	—	—	—	—	215,000
TK McDonald(1)(2)	158,333	—	—	—	—	110,709	269,042
PJ Rizzo	190,000	25,000	31,051	—	—	—	246,051
JS Segal	190,000	4,167	20,833	17,500	—	—	232,500
JG Thorn	190,000	50,000	—	2,917	—	—	242,917
GA Tomlinson	190,000	—	—	20,417	—	191,852	402,269
GM Williamson(2)	190,000	—	—	—	—	371,446	561,446
Former
RG Elstone	144,132	—	33,333	—	—	4,602	182,067
Total	2,455,799	104,167	114,383	72,918	—	678,609	3,425,876

(1)          Mrs Patricia Cross and Mr T Kerry McDonald were appointed as non-executive directors in December 2005 and accordingly the fees shown are for the period December 1, 2005 to September 30, 2006.

(2)          The fees that were paid to Mr McDonald and Mr Williamson in respect of their services performed as non-executive directors of controlled entity boards and committees were paid in New Zealand dollars and sterling respectively. The exchange rates used to convert those fees to Australian dollars were A$1.00 = GBP0.4150 and NZ$1.1432 respectively.

Included in the table above is remuneration paid as Company shares. The price used to determine the number of Company shares was the volume weighted average price of the Company’s ordinary shares traded on the ASX during the one week up to and including the date of allocation.

Certain disclosures required by AASB 124 ‘Related Party Disclosures’ are contained within this remuneration report. Pages 78 to 93 of this report have been audited as required.

This page has been intentionally left blank.

Financial report

Income statement

		Group		Company
For the year ended September 30	Note	2006	2005	2006	2005
		$m	$m	$m	$m

Interest income	3	25,553	21,103	19,462	15,521
Interest expense	3	(16,867)	(14,159)	(13,786)	(11,337)
Net interest income		8,686	6,944	5,676	4,184

Premium and related revenue		887	906	—	—
Investment revenue		6,375	7,531	—	—
Claims expense		(565)	(590)	—	—
Change in policy liabilities		(4,456)	(5,570)	—	—
Policy acquisition and maintenance expense		(791)	(739)	—	—
Investment management expense		(33)	(33)	—	—
Net life insurance income		1,417	1,505	—	—

Gains less losses on financial instruments at fair value	4	471	639	342	506
Other operating income	4	4,419	5,251	2,646	5,309
Net profit from the sale of controlled entities	4	196	—	—	—
Significant revenue
Pensions revenue	4	319	—	43	—
Net profit/(loss) from the sale of National Europe Holdings (Ireland) Limited	4	15	1,354	—	(41)
Total other income		5,420	7,244	3,031	5,774

Personnel expenses	5	(3,869)	(3,807)	(2,507)	(2,269)
Occupancy-related expenses	5	(523)	(539)	(302)	(277)
General expenses	5	(3,187)	(3,649)	(1,546)	(1,533)
Charge to provide for doubtful debts	5	(606)	(534)	(262)	(294)
Net loss from the sale of controlled entities	5	(63)	—	—	—
Significant expenses
Restructuring costs	5	—	(793)	—	(499)
Foreign currency options trading losses reversal	5	—	34	—	34
Reversal of prior years restructuring provision	5	—	11	—	6
Total operating expenses		(8,248)	(9,277)	(4,617)	(4,832)
Profit before income tax expense		7,275	6,416	4,090	5,126
Income tax expense	6	(2,134)	(1,814)	(1,003)	(873)
Net profit		5,141	4,602	3,087	4,253
Net profit attributable to minority interest		(749)	(610)	—	—
Net profit attributable to members of the Company		4,392	3,992	3,087	4,253

Basic earnings per share (cents)	8	262.6	246.3
Diluted earnings per share (cents)	8	261.8	242.3
Dividends per ordinary share (cents)
Interim	7	83	83
Final	7	84	83

Balance sheet

		Group		Company
As at September 30	Note	2006	2005	2006	2005
		$m	$m	$m	$m
Assets
Cash and liquid assets	9	12,768	8,441	5,913	3,334
Due from other banks	10	24,372	15,595	19,565	16,225
Trading derivatives	11	13,384	13,959	12,311	13,416
Trading securities	12	13,740	15,154	12,873	14,101
Investments - available for sale	13	1,493	3,860	965	3,234
Investments - held to maturity	14	1,388	7,466	883	2,425
Investments relating to life insurance business	15	54,784	49,783	—	—
Other financial assets at fair value	16	22,123	—	780	—
Hedging derivatives	11	480	—	383	—
Loans and advances	17	283,777	264,674	199,515	175,629
Due from customers on acceptances	20	41,726	27,627	41,714	27,612
Property, plant and equipment	21	1,877	3,829	834	766
Due from controlled entities		—	—	28,067	29,641
Investments in controlled entities and joint venture entities	22	—	16	15,300	11,021
Goodwill and other intangible assets	23	5,203	5,458	336	341
Deferred tax assets	24	1,631	1,734	1,055	950
Other assets	25	6,039	5,002	3,262	2,685
Total assets		484,785	422,598	343,756	301,380
Liabilities
Due to other banks	26	37,489	36,322	33,015	32,605
Trading derivatives	11	12,008	12,613	11,002	11,642
Other financial liabilities at fair value	27	17,680	1,487	3,509	637
Hedging derivatives	11	333	—	179	—
Deposits and other borrowings	28	222,277	212,557	157,664	144,842
Liability on acceptances	20	32,114	27,627	32,102	27,612
Life policy liabilities	29	46,475	42,123	—	—
Current tax liabilities	30	532	145	526	19
Provisions	31	1,618	1,847	1,045	1,137
Due to controlled entities		—	—	17,913	13,729
Bonds, notes and subordinated debt	32	65,006	41,490	55,513	38,108
Other debt issues	33	2,274	1,559	334	328
Defined benefit pension scheme liabilities	34	313	985	32	101
Managed fund units on issue	35	7,249	—	—	—
Deferred tax liabilities	30	1,490	1,226	342	1,016
Other liabilities	36	9,955	11,070	4,712	5,486
Total liabilities		456,813	391,051	317,888	277,262
Net assets		27,972	31,547	25,868	24,118

Equity
Contributed equity	37	12,279	10,828	11,796	10,532
Reserves	38	1,064	814	653	141
Retained profits	39	14,461	13,681	13,419	13,445
Total equity (parent entity interest)		27,804	25,323	25,868	24,118
Minority interest in controlled entities	40	168	6,224	—	—
Total equity		27,972	31,547	25,868	24,118

Recognised income and expense statement

		Group		Company
For the year ended September 30	Note	2006	2005	2006	2005
		$m	$m	$m	$m
Actuarial gains/(losses) from defined benefit pension plans	39	207	(107)	151	1
Cash flow hedges
Gains/(losses) taken to equity	38	77	—	119	—
Transferred to income statement	38	2	—	—	—
Revaluation of land and buildings	38	11	(6)	—	(3)
Exchange differences on translation of foreign operations	38	357	(538)	(24)	(2)
Income tax on items taken directly to or transferred directly from equity		(72)	42	(75)	—
Net income recognised directly in equity		582	(609)	171	(4)
Net profit		5,141	4,602	3,087	4,253
Total net income recognised		5,723	3,993	3,258	4,249

Attributable to
Members of the parent		4,974	3,383	3,258	4,249
Minority interest		749	610	—	—
Total net income recognised		5,723	3,993	3,258	4,249

Effect of changes in accounting policy (1)
Net decrease in retained profits	39	(893)	—	(164)	—
Net decrease in reserves	38	(420)	—	(25)	—
Effect of change in accounting policy		(1,313)	—	(189)	—

(1)                               This represents the impact of the initial application of AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement”, AASB 1038 “Life Insurance Contracts” and AASB 4 “Insurance Contracts”.  Refer to note 1B for further information.

Cash flow statement

		Group		Company
For the year ended September 30	Note	2006	2005	2006	2005
		$m	$m	$m	$m
Cash flows from operating activities
Interest received		24,501	20,967	18,894	15,198
Interest paid		(15,232)	(13,942)	(12,531)	(10,989)
Dividends received		16	2	859	2,930
Life insurance
Premiums received		7,869	7,594	—	—
Investment and other revenue received		1,848	1,853	—	—
Policy payments		(7,308)	(6,837)	—	—
Fees and commissions paid		(396)	(350)	—	—
Net trading revenue received/(paid)		1,745	609	1,501	399
Other operating income received		5,540	5,203	2,204	2,238
Cash payments to employees and suppliers
Personnel expenses paid		(3,816)	(3,881)	(2,365)	(2,170)
Other operating expenses paid		(4,135)	(4,249)	(1,873)	(2,252)
Goods and services tax (paid/received)		(101)	(33)	12	6
Cash payments for income taxes		(1,940)	(1,416)	(882)	(1,008)
Cash flows from operating activities before changes in operating assets and liabilities		8,591	5,520	5,819	4,352
Changes in operating assets and liabilities arising from cash flow movements
Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents		(1)	6	13	20
Net payments for and receipts from transactions in acceptances		(3,271)	—	(3,271)	—
Net funds advanced to and receipts from customers for loans and advances		(30,137)	(34,649)	(21,449)	(22,888)
Net acceptance from and repayment of deposits and other borrowings		14,629	10,430	12,174	1,382
Movement in life insurance business investments
Purchases		(7,036)	(12,575)	—	—
Proceeds from disposal		5,545	8,922	—	—
Net movement in other life insurance assets and liabilities		(406)	1,449	—	—
Net payments for and receipts from transactions in treasury bills and other eligible bills held for trading and not part of cash equivalents		(223)	—	(129)	—
Net payments for and receipts from transactions in trading securities		(3,803)	9,160	(5,000)	9,483
Net payments for and receipts from trading derivatives		(1,507)	456	(909)	406
Net funds advanced to and receipts from other financial assets at fair value		(2,638)	(572)	(486)	—
Net funds advanced to and receipts from other financial liabilities at fair value		6,929	1,069	2,174	(194)
Net decrease/(increase) in other assets		447	(542)	666	514
Net (decrease)/increase in other liabilities		2,640	101	898	1,408
Net cash used in operating activities	44(a)	(10,241)	(11,225)	(9,500)	(5,517)

		Group		Company
For the year ended September 30	Note	2006	2005	2006	2005
		$m	$m	$m	$m
Cash flows from investing activities
Movement in investments - available for sale
Purchases	13	(18,704)	(4,465)	(18,199)	(3,815)
Proceeds from disposal	13	1,354	1,384	1,306	784
Proceeds on maturity	13	19,877	3,560	19,264	3,555
Movement in investments - held to maturity
Purchases	14	(16,856)	(27,155)	(16,426)	(24,199)
Proceeds from disposal and on maturity	14	17,718	30,184	17,497	26,568
Net movement in amounts due from/to controlled entities		—	—	5,423	(3,151)
Movement in shares in controlled entities and joint venture entities
Purchases		—	(18)	(4,703)	(74)
Proceeds from disposal		—	106	—	526
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	44(e)	1,020	2,335	—	(41)
Purchase of property, plant, equipment and software		(1,300)	(1,483)	(331)	(295)
Proceeds from sale of property, plant, equipment and software, net of costs		755	774	71	162
Net cash provided by investing activities		3,864	5,222	3,902	20
Cash flows from financing activities
Repayments of bonds, notes and subordinated debt		(8,337)	(6,679)	(7,921)	(5,623)
Proceeds from issue of bonds, notes and subordinated debt, net of costs		28,528	13,837	21,239	13,683
Proceeds from issue of ordinary shares, net of costs		42	45	42	45
Net proceeds from issue of Trust Preferred Securities II, net of costs		—	1,014	—	1,014
Net proceeds from issue of National Capital Instruments, net of costs		1,076	—	397	—
Dividends and distributions paid		(2,555)	(2,416)	(2,495)	(2,385)
Net cash provided by financing activities		18,754	5,801	11,262	6,734
Net increase/(decrease) in cash and cash equivalents		12,377	(202)	5,664	1,237
Cash and cash equivalents at beginning of year		(12,459)	(12,531)	(13,113)	(14,944)
Effects of exchange rate changes on balance of cash held in foreign currencies		(224)	274	(144)	594
Cash and cash equivalents at end of year	44(b)	(306)	(12,459)	(7,593)	(13,113)

Notes to the financial statements

1                 Principal accounting policies and explanation of transition to AIFRS

1A. Principal accounting policies

The Group is an international financial services group that provides a comprehensive and integrated range of financial products and services. It is organised around three regional businesses in Australia, the United Kingdom and New Zealand together with a global business, nabCapital, which focuses on debt, risk management and investment products for corporate and institutional customers. The regional businesses include the retail bank brands, National Australia Bank Limited, Bank of New Zealand Limited and Yorkshire Bank and Clydesdale Bank PLC. The Group also provides wealth management and transactional and custodial operations.

The financial report of the National Australia Bank Limited (the Company) and the Company and its subsidiaries (the Group) for the year ended September 30, 2006 was authorised for issue in accordance with a resolution of the directors on November 29, 2006.

(a)          Basis of preparation

The financial report, comprising the financial statements and notes thereto, is a general-purpose financial report, which has been prepared in accordance with the requirements of the Banking Act 1959 (Cth), Corporations Act 2001 (Cth), Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board (AASB). The financial statements have been prepared under the historical cost convention, as modified by the application of fair value measurements required by the relevant accounting standards.

The preparation of financial statements in conformity with Australian equivalents to International Financial Reporting Standards (AIFRS) requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date, for example, the calculation of loan loss provisions, defined benefit pensions and fair value adjustments, are based on best estimates at that date. Although the Group has internal control systems in place to ensure that estimates are reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

The financial report also includes disclosures required by the United States SEC in respect of foreign registrants. Other prescribed SEC disclosures, which are not required to be included in the financial report, are presented elsewhere in this annual report. Certain key terms used in this financial report are defined in the glossary on page 285.

This is the first financial report prepared based on AIFRS and comparatives for the year ended September 30, 2005 have been restated accordingly. Reconciliations and descriptions of the impact of transition to AIFRS on the Group and the Company’s income statement, balance sheet and statement of cash flows for the year ended September 30, 2005 are detailed in note 1B.

Comparative amounts relating to the financial year ending September 30, 2005 are not prepared in accordance with AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139), AASB 132 “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB1038 “Life Insurance Contracts” (AASB 1038) or AASB 4 “Insurance Contracts” (AASB 4) as these standards are only applicable from October 1, 2005. The Group has adopted the exemption under AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) from having to apply AASB 132, AASB 139, AASB 1038 and AASB 4 to the comparative period. As a consequence, a brief explanation of the primary differences in accounting policies for comparative periods has been provided where the impact is material.

(b)          Statement of compliance

The financial report complies with Australian Accounting Standards, which includes AIFRS. Compliance with AIFRS ensures that the Group financial report complies with International Financial Reporting Standards (IFRS). The financial statements of the Company are considered separate financial statements.

(c)          Early adoptions

The Group has elected to early adopt the following accounting standards and amendments:

•                  Amendments made to AASB 119 “Employee Benefits” (AASB 119) by AASB 2005-3 “Amendments to Australian Accounting Standards” for the year ended September 30, 2006. Comparatives have also been adjusted in accordance with AASB 108 “Accounting Policies, Changes in Accounting Estimates and Errors.”

•                  Amendments made to AASB 139 by AASB 2005-4 “Amendments to Australian Accounting Standards” (amending AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038 (Fair Value Option – issued in June 2005)), for the year ended September 30, 2006. In accordance with the approach to application of AASB 139 outlined in (a) above, comparatives have not been adjusted.

(d)          Recently issued accounting standards to be applied in future reporting periods

The AASB has issued new standards and amendments that were available for adoption, but not mandatory for September 30, 2006 reporting periods. In some cases these amendments relate to items which are not applicable to the Group. Those amendments which are applicable and which are likely to have an impact on the Group’s disclosures but have not yet been applied by the Group in preparing this financial report are:

•                  AASB 7 “Financial Instruments: Disclosure” (August 2005) (AASB 7) withdraws AASB 130 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and supersedes paragraphs 51-95 of AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after January 1, 2007.

•                  AASB 2005-10 “Amendments to Australian Accounting Standards” (AASB 2005-10): following the issue of AASB 7 the following AASB standards have been amended - AASB 132; AASB 101 “Presentation of Financial Statements”; AASB 114 “Segment Reporting”; AASB 117 “Leases”; AASB 133 “Earnings per Share”; AASB 139; AASB 4; AASB 1023 “General Insurance Contracts”; and AASB 1038.

The Group plans to adopt AASB 7 and AASB 2005-10 from October 1, 2007. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company or the Group as the standards are concerned only with disclosures.

(e)          Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

(f)            Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

(g)         Principles of consolidation

(i) Controlled entities

The consolidated financial report comprises the financial report of the Company and its controlled entities. Controlled entities are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities. Special purpose entities require consolidation in circumstances such as those where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

Entities are consolidated from the date on which control, or exposure to risks and benefits, is transferred to the Company. They are de-consolidated from the date that control, or exposure to risk and benefits, ceases. The effects of transactions between entities within the economic entity are eliminated in full upon consolidation.

External interest in the equity and results of the entities that are controlled by the Company are shown as a separate item, ‘minority interest’, in the consolidated financial report.

Statutory funds of the Group’s life insurance business have been consolidated into the financial report. The financial report consolidates all of the assets, liabilities, revenues and expenses of the statutory funds and non-statutory fund life insurance business irrespective of whether they are designated as relating to policyholders or shareholders. In addition, where the Group’s life insurance statutory funds have the capacity to control managed investment schemes, the Group has consolidated all of the assets, liabilities, revenues and expenses of these managed investment schemes.

(ii) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Where material, associates are accounted for using the equity method. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

(iii) Investments in joint venture entities

The Group’s interests in joint venture entities are accounted for, where material, using the equity method. In the Company’s financial statements investments in joint venture entities are carried at cost.

(h)         Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial report is presented in Australian dollars, which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are normally recognised in the income statement. Such gains and losses will be deferred in equity as qualifying cash flow hedges and qualifying net investment hedges where applicable. Non-monetary items are translated using the exchange rate at the date of the initial recognition of the asset or liability.

(iii) Controlled and other entities

The results and financial position of all Group entities that have a functional currency different from the Group’s presentation currency are translated into the presentation currency as follows:

•                  assets and liabilities are translated at the closing rate at the date of the balance sheet;

•                  income and expenses are normally translated at average exchange rates for the period; and

•                  all resulting exchange differences are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other foreign currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(i)            Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. For the purposes of segment reporting disclosures, the Group’s activities are reported in the following segments: Australia Region, United Kingdom Region, New Zealand Region, nabCapital, and Other.

(j)            Fair value measurement

Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between willing parties in an arm’s length transaction.

Where the classification of a financial asset or liability requires it to be stated at fair value, wherever possible, the fair value is determined by reference to the quoted bid or offer price in the most advantageous active market to which the Group entity has immediate access. An adjustment for credit risk is also incorporated into the fair value.

Fair value for a net open position that is a financial liability quoted in an active market is the current offer price, and for a financial asset the bid price, multiplied by the number of units of the instrument held or issued.

Where no such active market exists for the particular asset or liability, the Group uses a valuation technique to arrive at the fair value, including the use of transaction prices obtained in recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques based on market conditions and risks existing at balance date. In doing so fair value is estimated using a valuation technique that makes maximum use of observable market inputs and places minimal reliance upon entity-specific inputs.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises the profit on initial recognition (ie. on day one).

Primary difference in comparative financial periods

Under previous AGAAP, when determining fair value, financial instruments were typically valued at mid-market prices. Additionally, within the comparative financial period fewer financial assets and liabilities were required to be carried at fair value.

Assets

(k)        Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. They are held for the purposes of meeting short term cash commitments (rather than for investment or other purposes) and include: cash and liquid assets, amounts due from other banks including securities held under reverse repurchase agreements and short-term government securities.

(l)            Acceptances

The Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured initially at fair value and subsequently at amortised cost. When the Group discounts its own acceptance, the acceptance liability is derecognised. When the Group re-discounts its own acceptance, an acceptance liability is re-recognised and the asset remains recognised as an acceptance. The difference between the purchase and sale of the Group’s own acceptance gives rise to realised profits and losses that are recognised in the income statement. Bill acceptance fees are deferred and amortised on an effective yield basis over the life of the instrument.

Primary difference in comparative financial periods

Under previous AGAAP, the Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer were measured at face value. When the Group discounted its own acceptances the asset was reclassified to trading securities. Fee income was recognised on a cash basis.

(m)      Derivative financial instruments and hedge accounting

All derivatives are recognised in the balance sheet at fair value on trade date. All derivatives are classified as trading except where they are designated as a part of an effective hedge relationship and classified as hedging derivatives. The carrying value of a derivative is remeasured at fair value throughout the life of the contract. The fair value of derivatives is determined by calculating the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The method of recognising the resulting fair value gain or loss on a derivative depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

•                  hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge);

•                  hedges of highly probable future cash flows attributable to a recognised asset or liability, or a highly probable forecast transaction (cash flow hedge); or

•                  hedges of net investments in foreign operations

Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, the risk being hedged and the Group’s risk management objective and strategy for undertaking these hedge transactions. The Group documents how effectiveness will be measured throughout the life of the hedge relationship. In addition, the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i)            Fair value hedge

Subsequent to initial designation, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The movement in fair value of the hedged item attributable to the hedged risk is made as an adjustment to the carrying value of the hedged asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement on an effective yield basis. Where the hedged item is derecognised from the balance sheet the adjustment to the carrying amount of the asset or liability is immediately transferred to the income statement.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. The carrying value of the hedged item is not adjusted. Amounts accumulated in equity are transferred to the income statement in the period(s) in which the hedged item will affect profit or loss (for example, when the forecast hedged variable cash flows are recognised within the income statement).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

(iii) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. This could occur for two reasons:

•                  The derivative is held for the purpose of short term profit taking; or

•                  The derivative is held to economically hedge an exposure but does not meet the accounting criteria for hedge accounting.

In both of these cases the derivative is classified as a trading derivative.

Certain derivatives embedded in financial instruments are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are separately measured at fair value with changes in fair value recognised in the income statement.

Primary difference in comparative financial periods

In the comparative period, derivatives (other than foreign currency) that were held or issued for purposes other than trading were not recorded on balance sheet at fair value. The net revenue or expense on derivatives used to manage interest rate exposures was recorded in the income statement on an accruals basis. If a derivative that was used to manage an interest rate exposure was terminated early, any resulting gain or loss was deferred within ‘other assets’ or ‘other liabilities’ and amortised to the income statement over the remaining period originally covered by the terminated contract.

(n)         Items classified as fair value through profit and loss

Purchases and sales of financial assets classified within fair value through profit and loss are recognised on trade date, being the date that the Group is committed to purchase or sell a financial asset.

(i)  Financial assets held for trading

A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative not in a qualifying hedge relationship.

Assets held for trading purposes are classified as Trading derivatives or Trading securities within the balance sheet.

(ii)   Financial instruments designated at fair value through profit and loss

Upon initial recognition financial assets may be designated as held at fair value through profit and loss. Financial assets classified as fair value through profit and loss (eg securities) are initially recognised at fair value with transaction costs being recognised in the income statement immediately. Subsequently they are measured at fair value with gains and losses recognised in the income statement as they arise.

Restrictions are placed on the use of the designated fair value option and the classification can only be used in the following circumstances:

•                  if a host contract contains one or more embedded derivatives the Group may designate the entire contract as being held at fair value;  or

•                  designating the instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                  assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

(iii) Assets relating to life insurance businesses

Refer to Note 1A(w) Assets relating to life insurance businesses for further details.

(o)          Available for sale investments

Available for sale investments are non-derivative financial assets that are designated as available for sale or are not categorised into any of the categories of (i) fair value through profit and loss, (ii) loans and receivables or (iii) held to maturity. Available for sale investments primarily comprise debt securities.

Available for sale investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement.

Interest income is determined using the effective interest method. Impairment losses and translation differences on monetary items are recognised in the income statement in the period in which they arise. Available for sale investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership. The carrying value on derecognition is calculated under a specific identification basis.

Consistent with other financial assets the Group applies trade date accounting to purchases and sales of available for sale investments.

Primary difference in comparative financial periods

Whilst the Group classified financial assets as available for sale, they were recorded at the lower of aggregate cost and fair value. Cost was adjusted for the amortisation of premiums and accretion of discounts to maturity. Unrealised losses in respect of market value adjustments and realised profits and losses on available for sale securities were recognised within the income statement.

(p)          Held to maturity financial assets

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the intention and ability to hold to maturity. Held to maturity assets are initially recognised at fair value and subsequently recorded at amortised cost using the effective interest method.

(q)          Repurchase and reverse repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate based upon the counterparty to the transaction.

Securities purchased under agreements to resell (‘reverse repos’) are accounted for as collateralised loans. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Such amounts are normally classified as deposits with other banks or cash and cash equivalents. Securities lent to counterparties are also retained in the financial statements.

It is the Group’s policy to seek cash or other collateral security lodged from the counterparty typically representing 105% of the market value of the securities lent at the outset. The collateral security is ‘marked to market’ or more frequently where market volatility is evident. This is required to ensure that there is sufficient margin between the value of collateral security and the value of security lent at all times. The borrower is required to lodge additional collateral security in specified circumstances to preserve the minimum margin arrangements in accordance with contractual terms and conditions.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(r)          Loans and advances

Loans and advances are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as ‘available for sale’. They arise when the Group provides money or services directly to a customer with no intention of trading the loan.

Loans and advances are initially recognised at fair value including direct and incremental transaction costs. They are subsequently recorded at amortised cost, using the effective interest method, net of any provision for doubtful debts. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

As noted above, in certain limited circumstances the Group applies the fair value measurement option to financial assets. This option is applied to loans and advances where there is an embedded derivative within the loan contract and the Group has entered into a derivative to offset the risk introduced by the embedded derivative. The loan is designated as being carried at fair value through profit and loss to offset the movements in the fair value of the derivative within the income statement. When this option is applied the asset is included within other financial assets at fair value and not loans and advances.

Primary difference in comparative financial periods

Loans and advances were carried at recoverable amount represented by the gross value of the outstanding balance adjusted for a provision for doubtful debts and unearned income. Interest was recognised as revenue when interest was earned.

(s)          Impairment

(i) Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’). Further, it is considered that the loss event or events have had an impact on the estimated future cash flows of the financial asset (or the portfolio) that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and held to maturity investments, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group.

Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. Specific risk factors considered as part of the year end process to assess whether the historical experience used in the loan loss provisioning model calculations should be adjusted to reflect current conditions include:

•      levels of, and trends in, delinquencies and impaired loans;

•      levels of, and trends in, charge-offs and recoveries;

•      any changes in risk selection and underwriting standards;

•      any changes in experience, ability and depth of lending management;

•      any changes in collections or work-out activities and personnel;

•      national and local economic trends and conditions; and

•      industry concentrations and conditions.

The Group’s loan portfolio is split between retail and non-retail loans with a loan loss provision being calculated separately for each of these components.

For retail loans (personal loans, credit cards and home loans) the Group typically applies a roll rate methodology as follows. Under the roll rate methodology, loans are categorized into classes depending on their product type and their performance status, including performing, 0-30, 30-60, 60-90 days past due and beyond. Default and loss probabilities are then applied to each class in order to estimate the level of incurred losses. These probabilities are determined individually for each class and are based on observed historical experience across the portfolio.

For non-retail loans a statistical based provisioning methodology is applied. This calculates the level of incurred losses in the portfolio based upon the probability of default multiplied by the loss given default. The Group uses its internal credit risk assessment scale to group loans with common risk characteristics together. The Group’s internal scale assigns a rating from 1 through to 16 (increasing as the assessment of the credit quality deteriorates) to each loan. This rating is based on the loan officer’s assessment of the credit worthiness of the loan. Probabilities of default and loss given default estimates are then determined individually for each rating category and are based on observed historical experience across the portfolio. Probabilities of default are directly correlated with the loss emergence period determined for that portfolio of financial assets.

The Group’s loan loss provisioning methodology incorporates a number of assumptions, including estimates of probabilities of default and loss given default. The methodology and assumptions used for estimating the level of loan loss provisions are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Where a range of possible outcomes is possible, the Group determines the approach that is considered the most likely outcome. The Group will then apply this approach on a consistent basis period on period to ensure comparability of loan loss provision levels.

As part of the loan loss provisioning process the Group is required to use its experienced judgement to estimate the amount of an impairment loss. The assumptions and judgements applied by management are subject to regular review and oversight by the Group Risk Management Committee and Board Risk and Audit Committees.

Following impairment, interest income is recognised on the unwinding of the discount from the initial recognition of impairment using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. Interest on impaired facilities is recognised as interest income when received and where the amount is identified not as a repayment of principal.

When a loan is uncollectible, it is written off against the related provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the expense in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

In the case of equity instruments classified as available for sale, the Group seeks evidence of a significant or prolonged decline in the fair value of the security below its cost to determine whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities classified as available for sale are recognised in the income statement. Reversals of impairment of equity instruments classified as available for sale are not recognised in the income statement. Increases in the fair value of equity shares classified as available for sale after impairment are recognised directly in equity.

Primary difference in comparative financial periods

The Group adopted a statistically based provisioning method for its general provision for doubtful debts. Under this method, the Group estimated the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date. This approach considered latent risks inherent in the portfolio over the full life of the loan.

(ii) Non-financial assets

Tangible and intangible assets (excluding deferred tax assets, defined benefit pension scheme assets and life insurance assets) are written down to recoverable amount where their carrying value exceeds recoverable amount.

Assets with an indefinite useful life, including goodwill, are not subject to amortisation and are tested on an annual basis for impairment, and additionally whenever an indication of impairment exists. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Value in use represents the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the asset’s continued use and subsequent disposal. Any decrement in the carrying value is recognised as an expense in the income statement in the reporting period in which the impairment loss occurs.

In determining value in use, management judgement is applied in establishing forecasts of future operating performance, as well as the selection of growth rates, terminal rates and discount rates. These judgements are applied based on historical information and expectations of future performance.

The expected net cash flows included in determining recoverable amounts of assets are discounted to present values using a market determined, risk adjusted, discount rate. When determining an appropriate discount rate, the weighted average cost of capital is the initial point of reference, adjusted for specific risks associated with each different category of assets assessed.

For assets that do not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs. Management judgement is applied to establish cash generating units (which are determined according to the lowest level of aggregation for which an active market exists as this evidences the assets involved create largely independent cash inflows.)  Each of these cash-generating units is represented by an individual primary reporting segment, or a subdivision of a primary segment.

(t)            Goodwill and other intangible assets

(i) Goodwill

Goodwill arises on the acquisition of an entity, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the net assets at the date of the acquisition. Goodwill has been allocated to cash generating units that benefit from the synergies of the acquisition.

(ii)  Software costs

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised and recognised as an intangible asset where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense as incurred.

Capitalised software costs are amortised on a straight-line basis over their expected useful lives: usually this is between three and five years. Other intangibles are amortised on a straight-line basis over their useful lives: usually this is between 3 and 5 years.

Computer software and other intangibles are stated at cost, less amortisation and impairment losses, if any.

(u)         Property, plant and equipment

Property assets (land and buildings) are revalued annually, effective 1 July, by directors to reflect fair values. Directors’ valuations are based on advice received from independent valuers. Such valuations are performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction at the valuation date. Newly acquired property assets are held at cost (i.e. equivalent to fair value due to their recent acquisition) until the time of the next annual review, a period not exceeding twelve months.

Revaluation increments are credited directly to the asset revaluation reserve. However, the increment will be recognised in the income statement to the extent it reverses a revaluation decrement previously recognised as an expense. Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments for a specific asset. Any excess is recognised as an expense in the income statement. This policy is applied to assets individually. Revaluation increases and decreases are not offset, even within a class of assets, unless they relate to the same asset.

All other items of property, plant and equipment are carried at cost, less accumulated depreciation and any impairment losses. The cost of property, plant and equipment includes an obligation for removal of the asset or restoration of the site where such an obligation exists and if that cost can be reliably estimated.

With the exception of freehold land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group. For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings – 3.3%; leasehold improvements – up to 10%; furniture, fixtures and fittings and other equipment – from 10% to 20%; motor vehicles - 20%; personal computers – 33.3%; and other data processing equipment – from 20% to 33.3%. Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Gains or losses on the disposal of property, plant and equipment, which are determined as the difference between the net sale proceeds, if any, and the carrying amount at the time of sale are included in the income statement.

Any realised amounts in the asset revaluation reserve are transferred directly to retained earnings.

(v)           Leases

(i) As lessee

The leases entered into by the Group as lessee are primarily operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(ii) As lessor

Leases entered into by the Group as lessor, where the Group transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. The net investment in the lease, which is comprised of the present value of the lease payments including any guaranteed residual value and initial direct costs, is recognised within Loans and Advances. The difference between the gross receivable and the present value of the receivable is unearned income. Income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

Assets leased under operating leases are included within property, plant and equipment at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised within ‘Other operating income’ in the income statement on a straight line basis over the life of the lease. Depreciation is recognised within the income statement consistent with the nature of the asset. Refer to note 1A(u) Property, plant and equipment.

(w)        Assets relating to life insurance business

Assets held by the Group’s life insurance businesses are recorded as follows:

(i) Assets backing policy liabilities

All assets held in statutory funds are considered to back policy liabilities and are therefore classified as fair value through profit and loss. Refer to note 1A(j) for further detail on policies used to determine fair value.

(ii) Assets not backing life insurance liabilities

Financial assets not specifically backing insurance liabilities are classified as fair value through profit and loss, with the exception of investments in controlled entities that are treated under normal entity consolidation accounting rules.

Investments in controlled entities are stated at original cost less any necessary provision for impairment.

(iii) Restrictions on assets

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

Liabilities

(x)          Due to other banks

Due to other banks includes deposits, vostro balances, repurchase agreements and settlement account balances due to other banks. These items are brought to account at the gross value of the outstanding balance.

(y)          Deposits and other borrowings

Deposits and other borrowings include non-interest-bearing deposits redeemable at call, certificates of deposit, interest-bearing deposits, debentures and other funds raised publicly by borrowing corporations. These items are brought to account at the gross value of the outstanding balance.

(z)          Financial liabilities

Financial liabilities comprise items such as due to other banks, due to customers, liabilities on acceptances, trading liabilities and deposits and other borrowings. Financial liabilities may be held at fair value through profit and loss or at amortised cost.

A financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of the instrument. A financial liability is derecognised from the balance sheet when the Group has discharged its obligation, the contract is cancelled or expires.

When a financial liability is recognised, initially it is measured at its fair value plus transaction costs, unless the financial instrument is designated as fair value through profit and loss.

Items held at fair value through profit and loss comprise both items held for trading and items specifically designated as fair value through profit and loss at initial recognition. Financial liabilities held at fair value through profit and loss are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Financial liabilities may be designated as fair value through profit and loss providing they meet the same criteria set down in note 1A(n). A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship).

Primary difference in comparative financial periods

There was no equivalent classification for liabilities designated at fair value through profit and loss for the comparative reporting period. Financial liabilities were brought to account at the gross value of the outstanding balance. Interest expense on financial liabilities was recognised as an expense as it was incurred.

(aa)    Life insurance and investment policy liabilities

Policy liabilities in the Group’s balance sheet and the change in policy liabilities disclosed as an expense have been calculated in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.04 ‘Valuation of Policy Liabilities’.

(i) Investment contracts

Policy liabilities for investment contracts are measured at fair value with this value determined as equal or greater than the surrender value of the policy. The discount rate reflects the return on assets backing the liabilities.

(ii) Insurance contracts

Policy liabilities from insurance contracts are measured predominantly using the projection method which is the net present value of estimated future policy cash flows. Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses). The accumulation method may be used only where the result would not be materially different to the projection method.

Unvested policyholder benefits represent amounts that have been allocated to certain non-investment-linked policyholders that have not yet vested with specific policyholders.

The measurement of policy liabilities is subject to actuarial assumptions. Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date. The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome. The assumptions used in the calculation of the policy liabilities are reviewed at each balance sheet date. Deferred acquisition costs are presented as an off-set in policy liabilities.

To the extent that the benefits under life insurance contracts are not contractually linked to the performance of the assets held, the life insurance liabilities are discounted for the time value of money using risk-free discount rates based on current observable, objective rates that relate to the nature, structure and term of the future obligations. Where the benefits under life insurance contracts are contractually linked to the performance of the assets held, the life insurance liabilities shall be discounted using discount rates based on the market returns on assets backing life insurance liabilities.

For reinsurance contracts, the group retains the primary obligation of the underlying life insurance contract.

(bb)    Provisions

Provisions are recognised when a legal or constructive obligation exists as a result of a past event, it is probable that an outflow of economic benefits will be necessary to settle the obligation and it can be reliably estimated. Provisions are not discounted to the present value of their expected net future cash flows except where the time value of money is considered material.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is not probable or cannot be reliably measured. Contingent liabilities are not recognised in the balance sheet but are disclosed unless they are remote.

(cc)    Operational risk events

Provision for operational risk event losses is raised for losses incurred by the Group, which do not relate directly to amounts of principal outstanding for loans and advances.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation as at the reporting date, taking into account the risks and uncertainties that surround the events and circumstances that affect the provision.

(dd)    Restructuring costs

Provision for restructuring costs include provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. A provision for restructuring costs is only made where the Group has made a commitment and entered into an obligation such that it has no realistic alternative but to carry out the restructure and make future payments to settle the obligation. Provision for restructuring costs is only recognised when a detailed plan has been approved and the restructuring has either commenced or has been publicly announced. This includes the cost of staff termination benefits and surplus leased space. Costs related to on-going activities are not provided for.

(ee)    Surplus leased space

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

(ff)        Provision for dividends

A provision for dividend is not recognised until such time the dividend is declared, determined or publicly recommended.

(gg) Financial guarantees

The Group provides guarantees in its normal course of business on behalf of its customers. Guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty. It is the credit rating of the Group as a guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances.

The financial guarantee contract is initially recorded at fair value which is equal to the premium received or paid, unless there is evidence to the contrary. Subsequently, the Group records and measures the financial guarantee contract at the higher of:

•                  where it is likely the Group will incur a loss as a result of issuing the contract a liability is recognised, or asset where it is likely to receive payment as a result of purchasing the contract, for the estimated amount of the loss payable or receivable; and

•                  the amount initially recognised less, when appropriate, amortisation of the fee which is recognised over the life of the guarantee, whether this is received or paid depending on whether the Group has issued or purchased the contract.

(hh)  Employee benefits

Employee entitlements to long service leave are accrued using an actuarial calculation, based on legal and contractual entitlements and assessments having regard to staff departures, leave utilisation and future salary increases. This method does not differ materially from calculating the amount using present value techniques.

Wages and salaries, annual leave and other employee entitlements expected to be paid or settled within 12 months of providing the service are measured at their nominal amounts using remuneration rates that the Group expects to pay when the liabilities are settled.

All other employee entitlements that are not expected to be paid or settled within 12 months of the reporting date are measured at the present value of net future cash flows.

Employees of the Group are entitled to benefits on retirement, disability or death from the Group’s superannuation plans. The Group operates pension plans which have both defined benefit and defined contribution components.

The defined contribution plans receive fixed contributions from Group companies and the Group’s obligation for contributions to these plans are recognised as an expense in the income statement as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available.

The defined benefit plans provide defined lump sum benefits based on years of service and a salary component determined in accordance with the specific plan. A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost.

The present value of the defined benefit obligations for each plan is discounted by either the government bond rate, or the average AAA credit rated bond rate for bonds that have maturity dates approximating to the terms of the Group’s obligations. The present value of the defined benefit obligations is calculated every three years using the projected unit credit method and updated every year for material movements in the plan position.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service cost is amortised on a straight line basis over the vesting period.

The Group does not offset pension assets and liabilities arising from different defined benefit plans. The Group’s policy where actuarial gains and losses arise as a result of actual experience is to fully recognise such amounts directly in retained earnings.

Future taxes that are funded by the entity and are part of the provision of existing benefit obligations (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(ii)        Trustee and funds management activities

The Group acts as trustee, custodian or manager of a number of funds and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. Where the Group does not have direct or indirect control of these funds and trusts as defined by Australian Accounting Standard AASB 127 “Consolidated and Separate Financial Statements”, the assets and liabilities are not included in the consolidated financial statements of the Group. When controlled entities, as responsible entities or trustees, incur liabilities in respect of their activities, a right of indemnity exists against the assets of the applicable trusts and funds. Where these assets are determined to be sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the Group does not include the liabilities in the consolidated financial statements.

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the income statement.

(jj)        Securitisation

Through its loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a series of securitisation vehicles.

All such financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

•                  a full or proportional share of all or specifically identified cash flows are transferred to the lender, in which case, the full amount or that proportion of the asset is derecognised;

•                  substantially all the risks and returns associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

•                  if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the practical ability to sell the financial asset or recognised only to the extent of the Group’s continuing involvement in the asset.

(kk) Income tax

Income tax expense or revenue is the tax payable (or receivable) on the current period’s taxable income based on the applicable tax rate in each jurisdiction adjusted by changes in deferred tax assets and liabilities. Income tax is recognised in the income statement except to the extent that it related to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognised for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are only recognised for temporary differences, unused tax losses and unused tax credits if it is probable that future taxable amounts will arise to utilise those temporary differences and losses.

The effects of income taxes arising from asset revaluation adjustments are recognised directly in the asset revaluation reserve where relevant. Deferred tax assets and liabilities related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, are also credited or charged directly to equity. The tax associated with these transactions will be recognised in the income statement at the same time as the underlying transaction.

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

The life insurance business shareholders’ funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies less deductible expenses.

(i) Tax consolidation

The Group and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from October 1, 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is National Australia Bank Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the ‘group allocation’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(ii) Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement that sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity’s obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement, as payment of any amounts under the tax sharing agreement is considered remote.

(iii) Franking credits

The tax consolidation regime requires the tax-consolidated group to keep a single franking account. Accordingly, the amount of franking credits available to members of the Company at the end of the reporting period represent those available from the tax-consolidated group. This includes the benefit of imputation credits on dividends received by the Australian wholly-owned entities. Previously, members of the Company only had access to franking credits available from the Company.

(ll)        Bonds, notes and subordinated debt and other debt issues

Bonds, notes and subordinated debt and Other debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans, medium term notes, mortgage backed securities and other discrete debt issues. Debt issues are typically recorded at amortised cost using the effective interest method. Premiums, discounts and associated issue expenses are recognised using the effective interest method through the income statement from the date of issue to accrete the carrying value of securities to redemption values by maturity date. Interest is charged to the income statement using the effective interest method. Embedded derivatives within debt instruments must also be separately accounted for where not closely related to the terms of the host debt instrument. These embedded derivative instruments are recorded at fair value with gains and losses on the embedded derivative recorded in the income statement.

Where debt issues are classified as held at fair value through profit and loss they are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Primary difference in comparative financial periods

Under AGAAP the embedded derivative liability was not separately accounted for nor was there an option available to classify the debt issue as being carried at fair value through profit and loss.

Equity

(mm) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are directly included within equity. For the acquisition of a business incremental costs are included in the cost of the acquisition as a part of the purchase consideration.

(nn) Treasury shares

If a controlled entity acquires shares in the Company, the cost of the acquired shares is recognised as a deduction from share capital. Dividends on such shares held in the Company (treasury shares) are not credited to income, but eliminated on consolidation. Gains and losses on sale of treasury shares are accounted for as adjustments to issued capital and not part of income.

Certain statutory funds of the Group’s life insurance business hold investments in the Company. As these statutory funds are consolidated into the financial report, such investments held in the company are accounted for as treasury shares. Additionally, shares purchased on-market to meet the requirements of employee incentive schemes, and held in trust by a controlled entity of the Company, are likewise accounted for as treasury shares.

Revenue and expense recognition

(oo) Interest income

Interest income is reflected in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost using the effective interest rate of a financial asset or financial liability.  The effective interest rate is the rate that exactly discounts the estimated stream of future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

When calculating the effective interest rate, the cash flows are estimated considering all contractual terms of the financial instrument (e.g. prepayment, call and similar options, and all fees and points paid or received between parties to the contract) excluding future credit losses.

Where it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments) are used.

Loan origination fees are recognised as revenue over the life of the loan as an adjustment of yield.  Commitment fees are deferred until the commitment is exercised and are recognised over the life of the loan as an adjustment of yield or, if unexercised, recognised as revenue upon expiration of the commitment.  Where commitment fees are retrospectively determined and nominal in relation to market interest rates on related loans, commitment fees are recognised as revenue when charged.  Where the likelihood of exercise of the commitment is remote, commitment fees are recognised as revenue over the commitment period.  Loan-related administration and service fees are recognised as revenue over the period of service.  Credit card fees are recognised as revenue over the card usage period.  Syndication fees are recognised as revenue after certain retention, timing and yield criteria are satisfied.

Direct loan origination costs are netted against loan origination fees and the net amount recognised as revenue over the life of the loan as an adjustment of yield.  All other loan-related costs are expensed as incurred.

Primary difference in comparative financial periods

Under AGAAP, loan origination and other fee revenue was either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan where material.

(pp) Dividend income

Dividend income is recorded in the income statement on an accruals basis when the Group’s right to receive the dividend is established.

(qq) Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided.  Fees and commissions not integral to the effective interest rate arising from negotiating, or participating in the negotiation of a transaction with a third party (such as the acquisition of loans, shares or other securities or the purchase or sale of businesses), are recognised on completion of the underlying transaction.

Asset management fees related to investment funds are recognised over the period the service is provided.  The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.  Account keeping charges, credit card fees, money transfer fees and loan servicing fees are recognised in the period the service is provided.

(rr) Gains less losses on financial instruments at fair value

Gains less losses on financial instruments at fair value comprises fair value gains and losses from four distinct activities:

•                  trading derivatives;

•                  trading securities;

•                  financial instruments designated in hedge relationships; and

•                  other financial instruments designated at fair value through profit and loss.

In general, gains less losses on trading derivatives recognises the full change in fair value of the derivatives inclusive of interest income and expense.  However, in cases where the trading derivative is economically offsetting movements in the fair value of an asset or liability designated as being carried at fair value through profit and loss, the interest income and expense attributable to the derivatives is recorded within net interest income and not part of the fair value movement of the trading derivative.

Interest income and expense on trading securities is reported within interest income.

Gains less losses on hedging assets, liabilities and derivatives designated in hedge relationships recognises fair value movements on both the hedged item and hedging derivative in a fair value hedge relationship, and hedge ineffectiveness for both fair value and cash flow hedge relationships.  Interest income and interest expense on both hedging instruments and instruments designated as fair value through profit and loss at initial recognition are recognised in net interest income.

Gains less losses on financial assets and liabilities designated at fair value through profit and loss recognises fair value movements (excluding interest) on those items designated as fair value through profit and loss at inception.

Primary difference in comparative financial periods

There was no direct equivalent classification for financial assets and liabilities designated at fair value through profit and loss for the comparative reporting period.

Net revenue or expense on derivatives used to manage interest rate risk is recognised in net interest income on an accruals basis.

(ss) Life insurance business

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management

Limited, MLC Lifetime Company Limited, MLC Limited and BNZ Life Insurance Limited.

(i) Types of business

The Australian life insurance operations of the Group consist of investment-linked business and non-investment-linked business, which are conducted in separate statutory funds as required under the Life Insurance Act 1995 (Cth).  The overseas life insurance operations of the Group consist primarily of non-investment-linked business.

Life investment contracts include investment-linked contracts where policyholders’ investments are held within the statutory funds and policyholders’ returns are directly linked to the investment performance of the assets in that fund.  The policyholder bears all the risks and rewards of the investment performance.  The policyholder has no direct access to the specific assets; however, the policy value is calculated by reference to the market value of the statutory fund’s assets.  Investment-linked business includes superannuation and allocated pension business.  Fee income is derived from the administration of investment-linked policies and funds.

Life insurance contracts involve the acceptance of significant insurance risk.  Insurance risk is defined as significant if an insured event could cause an insurer to pay significant additional benefits in any scenario that has commercial substance.  Any products sold by a life insurer that do not meet the definition of a life insurance contract are classified as life investment contracts.  Insurance contracts include those where an insured benefit is payable on the occurrence of a specified event such as death, injury or disability caused by accident or illness or, in the case of an annuity, the continuance of the annuitant’s life or the expiry of the annuity term.  The benefit payable is not directly referable to the market value of the fund’s assets.

Non-investment-linked business includes traditional whole of life and endowment policies (where the risks and rewards generally are shared between policyholders and shareholders) and risk policies such as death, disability and income insurance (where the shareholder bears all the financial risks).

(ii) Allocation of profit

Life insurance contracts

Profits are brought to account in the statutory funds on a MoS basis.  Under MoS, profit is recognised as fees are received and services are provided to policyholders over the life of the contract that reflects the pattern of risk accepted from the policyholder.  When fees are received but the service has not been provided, the profit is not recorded at the point of sale.  Losses are expensed when identified.

Consistent with the principle of deferring unearned profit is the requirement to defer expenditure associated with the deferred profit.  MoS permits costs associated with the acquisition of life insurance policies to be charged to the income statement over the period that the policy will generate profits.  However, costs may only be deferred to the extent that a policy is expected to be profitable.

Profits arising from policies comprising non-investment-linked business is based on actuarial assumptions, and calculated as the excess of premiums and investment earnings less claims, operating expenses and the amortisation of acquisition costs that will be incurred over the estimate life of the policies.  The profit is systematically recognised over the estimated time period the policy will remain in force.

Certain policies are entitled to share in the profits that arise from the non-investment-linked business.  This profit sharing is governed by the Life Insurance Act 1995 (Cth) and the life insurance companies’ constitutions.  This profit sharing amount is treated as an expense in the profit and loss account.

Life investment contracts

Profit from investment-linked business is derived as the excess of the fees earned by the shareholder for managing the funds invested over operating expenses.

(iii) Premium revenue

Life insurance contracts

Premiums are separated into their revenue and liability components.  Premium amounts earned by providing services and bearing risks including protection business are treated as revenue.  Other premium mounts received, net of initial fee income, which are akin to deposits, are recognised as an increase in policy liabilities.

Premiums with a regular due date are recognised as revenue on a due basis.  Premiums with no due date are recognised as revenue or an increase in policy liabilities on a cash received basis.  Premiums due before the end of the year but not received at balance date are included as outstanding premiums receivable.  Premiums due after but received before the end of the year are accounted for as premiums in advance.

Life investment contracts

The initial fee, which is the difference between the premium received and the initial surrender value is recognised as premium revenue.  For the group’s investment contracts, all premiums are recognised as an increase in policy liabilities.

(iv) Investment revenue

Dividend and interest income is brought to account on an accruals basis when the life insurance controlled entity obtains control of the right to receive the dividend or interest income.

Net realised and unrealised profits and losses represent changes in the measurement of fair values in respect of all investments recognised at fair value and are recognised in the income statement in the period in which they occur.

(v) Claims

Claims are recognised when the liability to a policyholder under a policy contract has been established or upon notification of the insured event, depending on the type of claim.  Claims are separated into their expense and liability components.

Life insurance contracts

Claims incurred that relate to the provision of services and bearing of risks are treated as expenses and are recognised on an accruals basis.

Life investment contracts

Claims incurred in respect of investment contracts, which are in the nature of investment withdrawals, are recognised as a reduction in policy liabilities.  For investment contracts, all claims are recognised as a decrease in policy liabilities.

(vi) Basis of expense apportionment

All expenses charged to the income statement are equitably apportioned to the different classes of business in accordance with Division 2 of Part 6 of the Life Insurance Act 1995 (Cth) as follows:

•                  expenses and other outgoings that relate specifically to a particular statutory fund have been directly charged to that fund;

•                  expenses and other outgoings (excluding commissions, medical fees and stamp duty relating to the policies which are all directly allocated) have been apportioned between each statutory fund and shareholders’ fund.

Expenses are apportioned between classes of business by first allocating the expenses to major functions and activities, including those of sales support and marketing, new business processing and policyholder servicing, and then to classes of products using relevant activity cost drivers, including commissions, policy counts, funds under management and benchmark profit; and investment income, profits and losses on sale of property, plant and equipment, profits and losses on sale of investments, and appreciation and depreciation of investments have been directly credited or charged to the appropriate statutory fund or shareholders’ fund.

(vii) Deferred acquisition costs

The extent to which policy acquisition costs are deferred varies according to the classification of the contract acquired (either life insurance or life investment).

Life insurance contracts

The costs incurred in selling or generating new business include advisor fees, commission payments, application processing costs, relevant advertising costs and costs for promotion of products and related activities.  These costs are deferred to the extent they are deemed recoverable in the premiums or policy charges (as appropriate for each policy class).  Acquisition costs deferred are amortised over the period that they will be recovered from premiums or policy charges.

Life investment contracts

The incremental costs incurred in selling or generating new business are expensed as incurred.

Primary difference in comparative financial periods

The accounting policy relating to life insurance described above has had a significant impact upon the measurement, recognition and disclosure of the Group’s life insurance business.  A major feature of AGAAP was the recognition of the excess of market value over net assets (EMVONA).  On transition to AIFRS, EMVONA was derecognised and revaluation movements are no longer be recognised in the Group’s income statement.  Broadly, EMVONA represented:

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

Under AGAAP deferred acquisition costs were recognised as a reduction to policy liabilities for both life investment and life insurance contracts.

(tt) Equity-based compensation

The Group provides equity-based remuneration to its employees in respect of services received.  The value of the services received is measured by reference to the fair value of the shares, performance options or performance rights provided to employees at grant date.  The fair value expense of each tranche of shares, performance options or performance right granted is recognised in the income statement on a straight-line basis over the period that the services are received by the Group, which is the vesting period.

The fair value of share plans granted is generally determined by reference to the weighted-average Company share price in the week up to, and including, the date on which the shares were issued.  Existing employee share plans are linked to internal performance or service conditions and vest when these conditions are satisfied.

The fair value and expected vesting period of the performance options and performance rights granted is determined using a simulated version of the Black Scholes option pricing model.  The valuation technique takes into account factors such as the exercise price of the performance option, the current share price, the risk free interest rate, the expected volatility of the Company share price and the probability of achieving market-based performance hurdles.  Non-market-based performance hurdles are not taken into account when determining the fair value and expected vesting period of performance options and performance rights.  Instead, non-market-based performance conditions are taken into account by adjusting the number of performance options and performance rights included in the measurement of the expense so that ultimately, the amount recognised in the income statement reflects the number of performance options or performance rights that actually vest.

(uu) Advertising and legal expenses

Advertising costs, and legal costs, are expensed as they are incurred.

(vv) Goods and services tax

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

1B.  Explanation of transition to AIFRS

These are the Group’s first annual consolidated financial statements prepared in accordance with AIFRS.  The Group adopted these standards for the financial year commencing October 1, 2005 and the accounting policies set out in Note 1A have been applied in the preparation of these financial statements.

In preparing its opening AIFRS balance sheet and the comparative information contained in these financial statements, the Group has made adjustments to the financial information previously reported in accordance with the prior basis of accounting (AGAAP).

The following notes and reconciliations, along with the accounting policies detailed in note 1A provide an explanation of how the transition from AGAAP to AIFRS has affected the Group’s, and the Company’s, financial statements.

The AIFRS impacts contained in the following reconciliations have been shown both for the Group and the Company as:

•                  those arising from required recognition and measurement adjustments to the financial statements on transition from AGAAP to AIFRS either at October 1, 2004 or October 1, 2005 (transitional adjustments);

•                  those arising during the year ended September 30, 2005 to adjust for measurement differences between AGAAP and AIFRS in the income statement or reserves (measurement adjustments); and

•                  those concerning presentation and disclosure of items in the financial statements (reclassification adjustments) at the relevant dates.

Recognition and measurement adjustments that arise as a result of the opening transition process affect balance sheet values and are recognised in either retained earnings or an appropriate equity reserve at the date of transition.  These may arise at either October 1, 2004 or October 1, 2005.

Presentation and disclosure adjustments do not impact total equity or retained earnings, but (other than a reclassification of outside equity interests at October 1, 2005 from equity to liabilities) reclassify items from one line to another.

The areas of most significant impact and the adjustments arising from application of AIFRS are summarised below.  In certain cases the transitional and measurement adjustments detailed in the following reconciliations differ from information disclosed in previous financial statements.  These differences primarily arise through changes and refinements in interpretation of relevant accounting standards.

Transitional adjustments at October 1, 2004 have been held constant in the Transition column of the balance sheet reconciliations at September 30, 2005.  Foreign currency revaluations of these adjustments have been reported as measurement adjustments.

The information presented below is in accordance with AASB 1.  Unless stated otherwise, all adjustments have been presented on a pre-tax basis.  Amounts in brackets represent the transitional impact on the Company.

Application of exemptions from retrospective application of AIFRS

AASB 1 requires that the opening AIFRS balance sheet should comply with each AIFRS, including full retrospective application and the effect of such application should be reflected in retained earnings (or another category of equity if appropriate) as at the date of transition to AIFRS.  However, AASB 1 allows certain elective exemptions from such full retrospective application and in addition, prohibits retrospective application of some aspects of AIFRS.

Elective exemptions

Where appropriate, the impact of an elective exemption has been described in section A or B below.  Those exemptions which relate to an item for which no transitional adjustment has been recognised are as follows:

The Group has elected to prospectively apply the requirements of AASB 3 “Business Combinations” (AASB 3) from the date of transition to AIFRS, rather than to retrospectively apply the standard and restate previous business combinations.  If this election had not been made and AASB 3 had been applied retrospectively to a specific business combination, then that combination and all others following it would have been restated to comply with AASB 3.  This would have been certain impacts on the balance sheet and income statement including:

•                  the possible recognition of additional identifiable intangible assets, in place of goodwill;

•                  acquired goodwill would not have been amortised, but would instead have been subject to an impairment test, while any additional intangibles acquired may have been amortised or subject to an impairment test depending upon their nature;

•                  amortisation expense recognised would have been lower and impairment expenses may have been recognised; and

•                  provisions recognised in respect of restructuring the activities of an acquired entity would have been recognised based on different criteria and may have had a resulting different balance to that which was recognised under AGAAP.

The following elective exemptions were not applicable to the Group and therefore have not been applied:

•                  employee benefits exemption relating to the corridor approach;

•                  compound financial instruments exemption, relating to the treatment of the equity component and the interest accreted on the liability component of a compound financial instrument where the liability component was no longer outstanding as at the date of transition;

•                  assets and liabilities of subsidiaries, associates and joint ventures exemption, only relevant when a subsidiary, associate or joint venture adopts AIFRS at a later date than its parent; and

•                  decommissioning liabilities included in the cost of property, plant and equipment exemption, only relevant when such liabilities have been identified.

Application of mandatory exceptions from other AIFRS

AASB 1 prohibits retrospective application of some aspects of other AIFRS relating to:

•                  Derecognition of financial assets and liabilities, being specifically guidance as to the date from which the specific requirements within AASB 139 apply and allowing the choice of applying such requirements from a retrospective date of the Group’s choosing;

•                  Hedge accounting, being specifically allowing the designation of an individual item within a net position under previous GAAP as a hedged item under AIFRS and specific guidance on the treatment of an item designated as a hedge under previous GAAP, which fails to meet the hedge accounting requirements of AIFRS;

•                  Estimates, being specific guidance relating to the consistency of estimates made upon transition to AIFRS being consistent with those made at the same date under previous GAAP; and

•                  Assets classified as held for sale and discontinued operations, being specific guidance as to the application date of AASB 5 “Non-current Assets Held for Sale and Discontinued Operations” (AASB 5).

The Group has complied with the requirements of the above mandatory exceptions where applicable.

A.            Transitional and measurement adjustments arising as at October 1, 2004

(a)          Defined benefit pension plans

AIFRS requires defined benefit pension plan surpluses and deficits to be recognised on the balance sheet.  Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

An opening transitional adjustment recognises a defined benefit pension plan deficit of $1,286 million ($98 million), a defined benefit pension plan surplus of $130 million ($55 million) and de-recognises a pre-paid pension cost asset previously carried under AGAAP of $575 million ($nil).

For the year ended September 30, 2005, the defined benefit pension expense recorded within personnel expenses was $27 million ($1 million) less than had been previously recorded under AGAAP.  In addition, under AGAAP, $45 million ($nil) in relation to redundancy related payments were recognised as a restructuring expense.  On transition to AIFRS this expense was reversed as it had already been recognised in the October 1, 2004 opening AIFRS balance sheet.

For the year ended September 30, 2005 the net profit on the sale of the Irish Banks (recognised as a Significant Item) was $277 million ($nil) greater than that previously reported under AGAAP.  The increase is largely due to the impact of derecognising the defined benefit pension liabilities in respect of the Irish Banks.

(b)          Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements are no longer recognised in the Group’s income statement.  Under AGAAP, EMVONA represented:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial statements and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the AGAAP EMVONA balance of $4,905 million ($nil) is written off to retained earnings upon transition to AIFRS and is replaced by acquired goodwill of $4,094 million ($nil) and other intangible assets relating to past acquisitions, of $82 million ($nil).

For the year ended September 30, 2005 revaluation uplift in EMVONA of $335 million ($nil) recognised under AGAAP has been reversed.

(c)          Consolidation of special purpose entities

Special purpose entities (SPE’s) require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the SPE.  The opening adjustment as at October 1, 2004 to consolidate the Group’s SPE’s where required under AIFRS is a gross up of assets and liabilities of $5,732 million ($nil) and $5,734 million ($nil) respectively, with a corresponding minimal impact on total equity.

These amounts are predominantly reflected in adjustments to loans and advances (assets) and deposits and other borrowings and bonds, notes and subordinated debt (liabilities).

For the year ended September 30, 2005, the impact on net profit before tax arising from the consolidation of these entities is minimal.  The principal impact on the income statement is a gross up in interest income and interest expense by $421 million ($nil) and $369 million ($nil) respectively.

(d)          Taxation

AIFRS requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base.  This method identifies a broader range of differences than those that arise under AGAAP.

An opening transitional adjustment results in an increase in retained earnings of $609 million ($12 million).  This adjustment primarily arises from the tax impacts of the various transitional adjustments applicable from October 1, 2004.

For the year ended September 30, 2005, the income tax expense was $17 million ($8 million) greater than that recognised under AGAAP.

(e)          Equity based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all equity-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued.  The fair value of each tranche of performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  Similarly, the fair value of shares granted under the staff share schemes will be recognised as an expense over their vesting period on a straight-line basis.

Under the elective exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002.  The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options, performance rights and shares granted after November 7, 2002 that remain unvested at January 1, 2005.  Had this elective exemption not been applied, the requirements of AASB 2 would have been applied to equity instruments issued prior to November 7, 2002 and the impact on retained earnings and the executive share option reserve would have been different to that detailed below.  Additionally, personnel expense relating to equity based payments in the years ended September 30, 2005 and September 30, 2006, would have been different to that detailed below.

An opening transitional adjustment results in the recognition of an equity based payments reserve of $34 million ($34 million) with a decrease in retained earnings of $34 million ($22 million) and an increase in due from controlled entities of nil ($12 million).

For the year ended September 30, 2005, the expense for equity based payments is $98 million ($62 million).

(f)            Goodwill

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

For the year ended September 30, 2005, goodwill amortisation of $98 million ($nil) recognised under AGAAP has been reversed.  No impairment of goodwill was identified for the year ended September 30, 2005.

(g)         Foreign currency translation

Under the elective exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004, resulting in an increase in retained earnings of $166 million ($23 million).

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR.  The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arise after October 1, 2004.  Had the Group not applied the elective exemption, the balance of the FCTR would not have been reset to nil and the gain or loss on the future disposal of any foreign operation would have included translation differences that arose prior to the date of transition.

(h)         Wealth Management investment business – revenue and expense recognition

Under AGAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment contracts, were deferred and subsequently recognised in the income statement over the average life of the contracts.  Under AIFRS, initial commission revenue will be recognised at the inception of the contract.  Similarly, costs will be recognised and expensed as they are incurred.

An opening transitional adjustment of $100 million ($nil) represents a write-off of the cumulative deferred acquisition costs asset previously recognised under AGAAP in respect of contracts issued by entities other than life insurance entities.  During the year ended September 30, 2005 the increase in the deferred acquisition costs asset recognised under AGAAP of $12 million ($nil) has been reversed from the balance sheet and recognised directly in the income statement.

(i)            Treasury shares

Under AGAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds were recognised within investments relating to life insurance business in the balance sheet at market value.  On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital.  The opening transitional adjustment for treasury shares is:

•                  a decrease of $551 million ($nil) in investments relating to life insurance business, being the market value of the investments in National shares;

•                  a decrease of $645 million ($nil) in contributed equity, being the cost of the investments; and

•                  an increase of $94 million ($nil) in retained earnings, being the reversal of the cumulative opening market value decrement.

For the year ended September 30, 2005, total net realised and unrealised gains and losses and dividend income of $167 million ($nil) relating to treasury shares was recognised in the income statement under AGAAP.  This is reversed under AIFRS.

(j)            Asset revaluation reserve

Under AGAAP, the Group carried all land and buildings at fair value.  Valuation increments and decrements were offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve.  The Group elected not to apply the exemptions available in AASB 1 to measure properties at their fair value and use that value as deemed cost as at the transition date, or use a previous AGAAP revaluation of properties as deemed cost at transition date.  Had either of these exemptions been applied, the impact on the Group’s balance sheet would have included the reversal of the asset revaluation reserve against retained earnings upon transition.

In contrast, the Group retrospectively applied AASB 116 and recognised historical valuation increments and decrements on an asset-by-asset basis.  Under AIFRS the Group will continue to carry all land and buildings at fair value.  The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset-by-asset basis.  At October 1, 2004, the required adjustments are an increase in the asset revaluation reserve of $150 million ($8 million) with a corresponding decrease in retained earnings.

B.  Transitional and measurement adjustments arising as at October 1, 2005

The following adjustments relate to application of AASB 132, AASB 139, AASB 1038 and AASB 4 as at October 1, 2005.  The information presented below is in accordance with AASB 1 that provides an exemption from presenting comparative financial information in relation to these standards.

(k)        Recognition of derivative financial instruments and hedging

Under AIFRS, the Group has recognised all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument are recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve.  This amount will then be transferred to the income statement at the time the hedged item affects the income statement.  Hedge ineffectiveness is recognised in the income statement immediately.

At October 1, 2005, the Group has recognised the following transitional adjustments attributable to derivative financial instruments and hedging.  Many of these derivatives form an important part of the Group’s risk management strategy and are designed to negate risk by the creation of off-setting fair value movements or a decrease in the variability of future cash flows.  It should be noted that the overall net impact of the following adjustments upon opening retained earnings is an increase of $28 million ($183 million decrease).

(i) Trading derivatives

Initial recognition of trading derivatives at fair value resulting in an increase in total assets of $196 million ($61 million) and an increase in total liabilities of $307 million ($158 million).  The increases are primarily recognised within Trading derivatives (assets) which have increased by $330 million ($61 million) and Trading derivatives (liabilities) which have increased by $474 million ($158 million) and Other assets and Other liabilities that have decreased by $133 million ($nil) and $166 million ($nil), respectively.  The corresponding decrease in retained earnings is $111 million ($97 million).  This is as a consequence of derivatives previously classified as off balance sheet hedging derivatives under AGAAP being recognised as trading derivatives on transition to AIFRS.

(ii) Fair value hedge derivatives

Initial recognition of derivatives designated within a fair value hedge relationship has resulted in an increase in hedging derivative assets of $332 million ($202 million), a decrease in other assets of $17 million ($nil) and an increase in hedging derivative liabilities of $3 million ($nil) at October 1, 2005.  The corresponding increase in retained earnings is $312 million ($202 million).

(iii) Assets and liabilities designated within a fair value hedge

Where the Group has designated a financial asset or liability within a fair value hedging relationship, an adjustment is required to remeasure those assets or liabilities at fair value for changes in value attributable to the hedged risk.  A decrease in loans and advances of $118 million ($8 million) and an increase in bonds, notes and subordinated debt of $235 million ($235 million) arise at October 1, 2005 as a result.  The corresponding decrease in retained earnings is $353 million ($243 million).

(iv) Cash flow hedging derivatives

Initial recognition of derivatives designated within a cash flow hedge relationship has decreased hedging derivative assets by $40 million ($78 million) and decreased hedging derivative liabilities by $28 million ($42 million).  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million ($36 million) and a decrease in retained earnings of $6 million ($nil).

(v) Assets and liabilities at fair value through profit and loss

Under the elective exemption provided in AASB 1, the Group has designated certain financial assets and liabilities as at “fair value through profit and loss” upon transition.  Adjustments are required to: 1) reclassify the designated assets and liabilities into this category which have been detailed in section C(xii); and 2) remeasure those assets and liabilities at fair value.  The measurement adjustments that arise as a result of this designation are an increase in Other financial assets at fair value of $477 million ($36 million) and an increase in Other financial liabilities at fair value of $297 million ($83 million).  The increase in retained earnings as a consequence of designating certain financial assets and liabilities as “fair value through profit and loss” is $180 million ($47 million decrease).  Had the AASB 1 elective exemption not been applied, the financial assets and liabilities would not have been reclassified as described in section C(xii) but would instead have remained in their respective AGAAP classification and adjusted for any other AIFRS changes impacting the class.  The measurement impacts detailed above would not have been booked upon transition.

(l)            Loan loss provisioning

Under AIFRS, the Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it.  Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

The transitional adjustment at October 1, 2005 is a decrease in the total provision for doubtful debts of $372 million ($319 million), with a corresponding adjustment to retained earnings.  As a number of loans have been designated as at fair value through profit and loss, the credit provision associated with these loans of $85 million ($nil) has been transferred across to that category, in addition to $35 million ($35 million) that has been transferred to and included in the carrying value of both trading and hedging derivatives.  As a result the provision for doubtful debts (recorded against the balance of loans carried at amortised cost) has reduced by the same amount.

(m)      Revenue recognition – effective yield

Loan origination and other fee revenue historically under AGAAP has been either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.  Under AIFRS, a greater volume of fees are deferred and amortised over the expected life of the respective loans.  Revenue that is deferred must be amortised on an effective interest rate basis.  As part of the effective yield calculation AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At October 1, 2005, loans and advances have decreased by $310 million ($214 million) and amounts due from customers on acceptances decreased by $91 million ($91 million) in order to re-recognise fee revenue and costs previously recorded in the income statement.  Retained earnings have decreased by a total corresponding amount of $401 million ($305 million).

(n)         Valuation of financial instruments using bid and offer prices

AIFRS requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price.  Under AGAAP all financial instruments of the Group measured at fair value and transacted in an active market have been valued at the mid price.  Under AIFRS it is acceptable to continue to use the mid price where there is an offsetting market risk position.  Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At October 1, 2005, adjustments to the carrying value of financial assets and liabilities to value them on a bid or offer basis, where required, results in an increase on Other financial liabilities at fair value of $14 million ($11 million) within other liabilities at fair value and a decrease in the value of investments relating to life insurance business of $2 million ($nil).

Retained earnings have decreased by a corresponding amount.

(o)          Classification of convertible financial instruments

Recent IASB discussions relating to an International Financial Reporting Interpretations Committee (IFRIC) interpretation have changed the accounting treatment of the exchangeable capital units classified within Other debt issues.  This leads to the recognition of certain embedded derivatives not previously accounted for.  Under this interpretation certain option features of this instrument embedded within the debt instrument permitting the holder to convert an exchangeable capital unit into a specified number of National ordinary shares are considered an embedded derivative that must be recorded at fair value.  The combined impact of the recognition of the embedded derivative and foreign exchange movements to record the foreign denominated liability at the closing foreign exchange rate recognised under AIFRS increase other debt issues by $879 million (Due to controlled entities: $50 million) with a corresponding decrease in retained earnings.

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

At October 1, 2005, $76 million ($11 million) of customer-related financial liabilities that were previously derecognised from the Group’s balance sheet have been re-recognised.  Deposits and other borrowings have increased by $54 million ($nil), Other liabilities have increased by $22 million ($11 million) and retained earnings have decreased by $76 million ($11 million) as a result of this adjustment.

Additionally, mortgages previously derecognised through sale to a controlled SPE have been re-recognised in the Company increasing loans and advances by nil ($1,676 million) and due to controlled entities by nil ($1,676 million).

(q)          Insurance contracts & provision for selling costs – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk are no longer treated as insurance contracts but as financial instruments.  For non-insurance contracts which are accounted for as financial instruments, under AGAAP acquisition costs were previously deferred and subsequently recognised in the income statement In contrast, under AIFRS these costs will be recognised and expensed as they are incurred.

At October 1, 2005 cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $384 million ($nil) have been de-recognised.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach.  On transition to AIFRS, the actuarial calculation of policyholder liabilities is based on discount rates different to that used under AGAAP.  At October 1, 2005, this has decreased policyholder liabilities by $17 million ($nil) with a corresponding increase in retained earnings.

The removal of the provision for selling costs previously included within the valuation of investments relating to life insurance business have increased the carrying value of these assets by $11 million ($nil) and increased the carrying value of life insurance liabilities by an equivalent amount.  There has been no impact on retained earnings.

These adjustments have increased Investments relating to life insurance business by $11 million ($nil), increased Life insurance policy liabilities by $378 million ($nil) and decreased retained earnings by $367 million ($nil).

(r)          Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies no longer meet the definition of equity.  As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities.  As at October 1, 2005, the result is an increase in managed fund units on issue and a corresponding decrease in equity of $6,224 million ($nil).

(s)          Taxation

The tax impacts of the transitional adjustments arising as at October 1, 2005 include an increase in deferred tax assets of $175 million ($192 million), an increase in deferred tax liabilities of $150 million ($109 million) and a decrease in current tax liabilities of $1 million ($nil).  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $3 million ($11 million) and an increase in retained earnings of $22 million ($72 million).

(t)            Due from customers on acceptances and liability on acceptances

Amounts due from customers on acceptances and Liabilities on acceptances must both initially be recognised at fair value and subsequently measured at amortised cost.  Previously both acceptance assets and liabilities were recorded at face value.  This change in accounting treatment has decreased the carrying value of the Due from customers on acceptances asset and Liability on acceptances each by $202 million ($202 million).  There has been no impact upon retained earnings.

(u)         General reserve

The statutory funds, within the life insurance business, retained profits are transferred from retained earnings into the general reserve.  As a consequence of the AIFRS transitional adjustments the retained profits of the statutory funds have been reduced by $417 million ($nil).  This is reflected through a decrease in the general reserve of $417 million ($nil) and a corresponding increase in retained earnings.

(v)           Other

The items detailed above are the areas of most significant impact arising from the application of AIFRS on both the balance sheet and the income statement.  In addition to these items certain other minor adjustments relating to leasing arrangements, provisions, reclassification into and remeasurement of trading securities and revaluation of investments relating to life insurance business have been made.

C.  Reclassifications made within the financial statements

In addition to the transitional and measurement adjustments detailed above, the adoption of AIFRS introduces changes to the format of the income statement, balance sheet and other financial statement disclosures.  Certain reclassifications of assets and liabilities and within equity reserves have occurred as a result of these changes.

Reclassifications at October 1, 2004:

The major items reclassified upon transition to AIFRS as at October 1, 2004 include:

Balance sheet reclassifications

(i) Capitalised computer software costs of $655 million ($378 million) have been reclassified from property, plant and equipment to intangible assets.

(ii) Motor vehicles leased to customers under operating lease agreements have been reclassified.  Amounts of $1,004 million ($124 million) from Loans and advances and $1,464 million ($105 million) from Other assets have been reclassified to Property, plant and equipment.

(iii) Deferred tax assets and liabilities and current taxes have been separately disclosed.

(iv) Short positions in securities of $845 million ($840 million) have been reclassified from Other liabilities to Other financial liabilities at fair value.

(v) Regulatory deposits of $177 million ($93 million) have been combined with Due from other banks on the face of the balance sheet.

(vi) Shares in other securities of $107 million ($9 million) have been reclassified from Investments in associates and joint ventures and other securities to Trading securities.

Income statement reclassifications for the year ended September 30, 2005

(vii) Rentals received on motor vehicles leased to customers of $729 million ($70 million) have been included within Other operating income.  Depreciation on these assets of $539 million ($52 million) has been included in General expenses.  Under AGAAP the net of these amounts, $190 million ($18 million)  was reported within Net Interest Income.

(viii) Trading income of $644 million ($506 million) has been included within Gains less losses on financial instruments at fair value.  Previously this was reported within Other operating income.

The combination of these two adjustments above gives rise to a net increase of $85 million ($436 million decrease) in Other operating income.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a new equity reserve for equity based payments.

Cash flow statement reclassifications for the year ended September 30, 2005

On transition to AIFRS, reclassifications of income statement and balance sheet items have resulted in reclassifications in the cash flow statement.  Additionally, there have been certain line item reclassifications within the cash flow statement to reflect the nature of the cash flows using an AIFRS approach.  Other than such reclassifications, there have been no material adjustments to cash and cash equivalents of the Group.

Reclassifications at October 1, 2005:

The major items reclassified as at October 1, 2005 include:

Balance sheet reclassifications

(ix) A total of $18,463 million ($399 million) of financial instruments have been reclassified to other financial assets at fair value.  Of this, the principal amounts relate to loans and advances amounting to $14,468 million ($399 million) inclusive of a doubtful debt provision of $85 million ($nil), $560 million ($nil) from cash assets, $12 million ($nil)

due from other banks and $3,423 million ($nil) from Investments – held to maturity (previously Investment securities under AGAAP).

(x) Trading securities have decreased by $6,432 million ($6,432 million) through reclassifications to Due to customers on acceptances.  This is due to a change in accounting for acceptances issued and repurchased as part of trading activities.

(xi) Trading securities have also increased by $920 million ($nil) through reclassifications of $966 million ($nil) from Investments – held to maturity (previously Investment securities under AGAAP) and $45 million ($nil) to Investments – available for sale.  These reclassifications have been made to reflect appropriate asset classifications and their specific requirements within AIFRS.

(xii) A total of $9,295 million ($717 million) of financial instruments have been reclassified to other financial liabilities at fair value.  Of this, the principal amounts relate to deposits and other borrowings of $8,347 million ($717 million), $418 million ($nil) of amounts due to other banks and $530 million ($nil) of bonds, notes and subordinated debt.

(xiii) Outside equity interests in Wealth Management controlled entities of $6,224 million ($nil) previously classified within equity have been reclassified to the liability category Managed fund units on issue.

(xiv) Amounts relating to foreign exchange revaluations attributable to hedging derivatives previously recognised within other assets of $353 million ($nil) and other liabilities of $2,938 million ($2,909 million) have been reclassified within hedging derivative assets and hedging derivative liabilities respectively.

(xv) Life insurance policy liabilities have increased by $431 million ($nil) as a result of reclassifying certain amounts relating to reinsurance to other assets.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a cash flow hedge reserve.

Finally, as a part of the AIFRS transition, a review of the mapping of all revenue and expense categories was undertaken.  Whilst total revenue and expense lines have only changed due to AIFRS requirements certain line items within the categories have been amended to reflect a more appropriate mapping of revenue and expenses.

Total equity reconciliations

	Ref	Group	Company
		$m	$m
Total equity as reported under Australian GAAP as at September 30, 2004		29,766	21,088

AIFRS October 1, 2004 adjustments to total equity

Impacts on retained earnings
Recognition of defined benefit pension liability	a	(1,286)	(98)
Recognition of defined benefit pension asset	a	130	55
Derecognition of net prepaid pension asset	a	(575)	—
Derecognition of EMVONA	b	(729)	—
Leasing adjustments		(90)	—
Transfer to executive share option reserve	e	(34)	(22)
Transfer from foreign currency translation reserve	g	166	23
Revenue and expense recognition – investment contracts	h	(100)	—
Reversal of market value decrement on treasury shares	i	94	—
Transfer to asset revaluation reserve	j	(150)	(8)
Other		(55)	(2)
Tax effect of transitional adjustments and application of tax-effect accounting	d	609	12

Impacts on contributed equity
Derecognition of treasury shares	i	(645)	—

Impacts on reserves
Transfer from retained earnings to executive share option reserve	e	34	34
Transfer from foreign currency translation reserve to retained earnings	g	(166)	(23)
Increase to asset revaluation reserve	j	114	8
Total adjustments to equity as at October 1, 2004		(2,683)	(21)
Total equity measured under AIFRS as at October 1, 2004		27,083	21,067

Total equity as reported under Australian GAAP as at September 30, 2005		34,280	24,100

Total adjustments to equity as at October 1, 2004		(2,683)	(21)

AIFRS adjustments to net profit for the year ended September 30, 2005		(140)	(60)

AIFRS September 30, 2005 adjustments to total equity

Impacts on retained earnings
Actuarial movements on defined benefit pension plans	a	(68)	(3)
Derecognition of dividend income and realised gains/losses on treasury shares	i	37	—
Other		—	4
Transfer from asset revaluation reserve		31	4
Transfer to foreign currency translation reserve		(62)	(4)

Impacts on contributed equity
Recognition of share-based payments		21	21
Recognition of realised gains/losses on treasury shares	i	(27)	—
Derecognition of treasury shares	i	(7)	—

Impacts on reserves
Adjustment to executive share option reserve	e	76	76
Adjustment to foreign currency translation reserve		124	5
Adjustment to asset revaluation reserve		(35)	(4)
Total adjustments to equity for the year ended September 30, 2005		(50)	39
Total equity measured under AIFRS as at September 30, 2005		31,547	24,118

	Ref	Group	Company
		$m	$m
Total equity as reported under AIFRS as at September 30, 2005		31,547	24,118

AIFRS October 1, 2005 adjustments to total equity

Impacts on retained earnings
Recognition of non-hedging derivatives	k(i)	(111)	(97)
Recognition of fair value hedging derivatives	k(ii)	312	202
Fair value hedge adjustment to underlying hedged items	k(iii)	(353)	(243)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”	k(v)	180	(47)
Loan loss provisioning	l	372	319
Revenue recognition – effective yield	m	(401)	(305)
Valuation of financial instruments at bid and offer price	n	(16)	(11)
Revaluation of Exchangeable capital units	o	(879)	(50)
Rerecognition of customer-related financial liabilities	p	(76)	(11)
Derecognition of deferred acquisition costs – life insurance contracts	q	(384)	—
Other	v	7	7
Adjustment to policyholder liabilities due to changes in discount rates	q	17	—
Remeasurement of statutory fund profit	u	417	—
Tax effect of above transitional adjustments	s	22	72

Impacts on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve	k(iv), (s)	(3)	(25)
Remeasurement of statutory fund profit	u	(417)	—

Impacts on minority interest
Reclassification of outside equity interest to liabilities	r, xiii	(6,224)	—
Total adjustments to equity as at October 1, 2005		(7,537)	(189)
Total equity measured under AIFRS as at October 1, 2005		24,010	23,929

Group balance sheet reconciliation

	AGAAP (1)					AIFRS
	Sep 30, 04	Ref	Transition	Ref	Reclassification	Oct 1, 04
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,144	c	11		—	8,155
Due from other banks	22,939		—	v	177	23,116
Trading derivatives	17,939		—		—	17,939
Trading securities	24,248	c	4	vi	107	24,359
Investments - available for sale	4,610		—		—	4,610
Investments - held to maturity	11,513		—		—	11,513
Investments relating to life insurance business	41,013	i, v	(553)		—	40,460
Other financial assets at fair value	—		—		—	—
Hedging derivatives	—		—		—	—
Loans and advances	247,836	c, v	5,572	ii	(1,004)	252,404
Due from customers on acceptances	16,344		—		—	16,344
Property, plant and equipment	2,257	v	(24)	i, ii	1,813	4,046
Due from controlled entities	—		—		—	—
Investments in controlled entities and joint venture entities	158	v	16	vi	(107)	67
Goodwill and other intangible assets	632	b	4,176	i	655	5,463
Regulatory deposits	177		—	v	(177)	—
Deferred tax assets	1,301	c, d	458		—	1,759
Other assets	11,564	a, b, c, h	(5,418)	ii	(1,464)	4,682
Total assets	410,675		4,242		—	414,917
Liabilities
Due to other banks	43,625		—		—	43,625
Trading derivatives	16,150		—		—	16,150
Other financial liabilities at fair value	—		—	iv	845	845
Hedging derivatives	—		—		—	—
Deposits and other borrowings	219,028	c	2,179		—	221,207
Liability on acceptances	16,344		—		—	16,344
Life policy liabilities	36,134		—		—	36,134
Current tax liabilities	203		8		—	211
Provisions	1,129	v	48		—	1,177
Due to controlled entities	—		—		—	—
Bonds, notes and subordinated debt	32,573	c	3,533		—	36,106
Other debt issues	1,612		—		—	1,612
Defined benefit pension scheme liabilities	—	a	1,286		—	1,286
Managed fund units on issue	—		—		—	—
Deferred tax liabilities	975	d	46		—	1,021
Other liabilities	13,136	c, v	(175)	iv	(845)	12,116
Total liabilities	380,909		6,925		—	387,834
Net assets	29,766		(2,683)		—	27,083

Equity
Contributed equity	10,191	i	(645)		—	9,546
Reserves	1,194	e, g, j	(18)		—	1,176
Retained profits	14,515		(2,020)		—	12,495
Total equity (parent entity interest)	25,900		(2,683)		—	23,217
Minority interest in controlled entities	3,866		—		—	3,866
Total equity	29,766		(2,683)		—	27,083

(1)                               Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements.  The adjustments to the September 30, 2004 AGAAP balance sheet to correct the asset position are a $64 million increase to “Cash and liquid assets”, a $555 million decrease to “Due from other banks”, and a $143 million decrease to “Other assets”.   The adjustments to the liability position are a $143 million decrease to “Due to other banks” and a $491 million decrease to “Other liabilities”.

Group income statement reconciliation

		Measurement		Reclassification
For the year ended September 30, 2005	AGAAP	Ref		Ref		AIFRS
	$m		$m		$m	$m

Interest income	20,872	c	421	vii	(190)	21,103
Interest expense	(13,790)	c	(369)		—	(14,159)
Net interest income	7,082		52		(190)	6,944

Premium and related revenue	906		—		—	906
Investment revenue	7,698	i	(167)		—	7,531
Claims expense	(590)		—		—	(590)
Change in policy liabilities	(5,570)		—		—	(5,570)
Policy acquisition and maintenance expense	(739)		—		—	(739)
Investment management expense	(33)		—		—	(33)
Net life insurance income	1,672		(167)		—	1,505

Gains less losses on financial instruments at fair value	—		(5)	viii	644	639
Movement in the excess of net market value over net assets of life insurance controlled entities	335	b	(335)		—	—
Other operating income	5,102	v	64	vii, viii	85	5,251
Significant revenue
Net profit/(loss) from the sale of National Europe Holdings (Ireland) Limited	1,077	a	277		—	1,354
Total other income	6,514		1		729	7,244

Personnel expenses	(3,736)	a, e	(71)		—	(3,807)
Occupancy-related expenses	(622)		1		82	(539)
General expenses	(2,946)	c, h	(82)	vii	(621)	(3,649)
Amortisation of goodwill	(98)	f	98		—	—
Charge to provide for doubtful debts	(534)		—		—	(534)
Significant expenses
Restructuring costs	(838)	a	45		—	(793)
Reversal of prior years restructuring provision	11		—		—	11
Foreign currency options trading (losses)/reversal	34		—		—	34
Total operating expenses	(8,729)		(9)		(539)	(9,277)
Profit before income tax expense	6,539		(123)		—	6,416
Income tax expense	(1,797)	d	(17)		—	(1,814)
Net profit	4,742		(140)		—	4,602
Net profit attributable to minority interest – Life insurance business	(610)		—		—	(610)
Net profit attributable to members of the Company	4,132		(140)		—	3,992

Group balance sheet reconciliation

As at September 30, 2005	AGAAP (1)	Transition	Ref	Measurement	Reclassification	AIFRS
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	8,430	11		—	—	8,441
Due from other banks	15,477	—		—	118	15,595
Trading derivatives	13,959	—		—	—	13,959
Trading securities	15,075	4	c	3	72	15,154
Investments - available for sale	3,857	—		—	3	3,860
Investments - held to maturity	7,466	—		—	—	7,466
Investments relating to life insurance business	50,500	(553)	i	(164)	—	49,783
Other financial assets at fair value	—	—		—	—	—
Hedging derivatives	—	—		—	—	—
Loans and advances	260,053	5,572	c, v	262	(1,213)	264,674
Due from customers on acceptances	27,627	—		—	—	27,627
Property, plant and equipment	1,974	(24)	v	(3)	1,882	3,829
Due from controlled entities	—	—		—	—	—
Investments in controlled entities and joint venture entities	75	16		—	(75)	16
Goodwill and other intangible assets	522	4,176	b, f	146	614	5,458
Regulatory deposits	118	—		—	(118)	—
Deferred tax assets	1,430	458	c, d	(154)	—	1,734
Other assets	11,942	(5,418)	a, b, c, h, v	(239)	(1,283)	5,002
Total assets	418,505	4,242		(149)	—	422,598
Liabilities
Due to other banks	36,322	—		—	—	36,322
Trading derivatives	12,407	—	c	206	—	12,613
Other financial liabilities at fair value	(201)	—		—	1,688	1,487
Hedging derivatives	—	—		—	—	—
Deposits and other borrowings	209,079	2,179	c	1,299	—	212,557
Liability on acceptances	27,627	—		—	—	27,627
Life policy liabilities	42,123	—		—	—	42,123
Current tax liabilities	131	8	d	6	—	145
Provisions	1,823	48	a, v	(24)	—	1,847
Due to controlled entities	—	—		—	—	—
Bonds, notes and subordinated debt	39,238	3,533	c	(1,281)	—	41,490
Other debt issues	1,559	—		—	—	1,559
Defined benefit pension scheme liabilities	—	1,286	a	(301)	—	985
Managed fund units on issue	—	—		—	—	—
Deferred tax liabilities	1,250	46	b, c, d	(70)	—	1,226
Other liabilities	12,867	(175)	c, d, v	66	(1,688)	11,070
Total liabilities	384,225	6,925		(99)	—	391,051
Net assets	34,280	(2,683)		(50)	—	31,547

Equity
Contributed equity	11,486	(645)	i	(13)	—	10,828
Reserves	667	(18)	a, e, g, j	165	—	814
Retained profits	15,903	(2,020)		(202)	—	13,681
Total equity (parent entity interest)	28,056	(2,683)		(50)	—	25,323
Minority interest in controlled entities	6,224	—		—	—	6,224
Total equity	34,280	(2,683)		(50)	—	31,547

(1)          Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements.  The adjustments to the September 30, 2005 AGAAP balance sheet to correct the asset position are a $882 million decrease to “Trading securities”, and a $201 million decrease to “Other assets”.  The adjustments to the liability position are a $201 million decrease to “Other financial liabilities at fair value” and a $882 million decrease to “Other liabilities”.

Group balance sheet reconciliation

	AIFRS					AIFRS
	Sep 30, 05	Ref	Transition	Ref	Reclassification	Oct 1, 05
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,441		—	ix	(560)	7,881
Due from other banks	15,595		—	ix	(12)	15,583
Trading derivatives	13,959	k(i)	330	l	(35)	14,254
Trading securities	15,154	v	5	x, xi	(5,512)	9,647
Investments - available for sale	3,860		—	x	45	3,905
Investments - held to maturity	7,466		—	ix, x	(4,389)	3,077
Investments relating to life insurance business	49,783	n,q	9		—	49,792
Other financial assets at fair value	—	k(v)	477	ix, l	18,463	18,940
Hedging derivatives	—	k(ii)(iv)	292	xiv	353	645
Loans and advances	264,674	k(iii), l, m	(56)	ix	(14,434)	250,184
Due from customers on acceptances	27,627	m, t	(293)	x	6,433	33,767
Property, plant and equipment	3,829		—		—	3,829
Due from controlled entities	—		—		—	—
Investments in controlled entities and joint venture entities	16		—		—	16
Goodwill and other intangible assets	5,458		—		—	5,458
Regulatory deposits	—		—		—	—
Deferred tax assets	1,734	s	175		—	1,909
Other assets	5,002	k(i)(ii)	(150)	xiv	79	4,931
Total assets	422,598		789		431	423,818
Liabilities
Due to other banks	36,322			xi	(418)	35,904
Trading derivatives	12,613	k(i)	474		—	13,087
Other financial liabilities at fair value	1,487	k(v),n	311	xi	9,295	11,093
Hedging derivatives	—	k(ii)(iv)	(25)	xiii	2,938	2,913
Deposits and other borrowings	212,557	p	54	xi	(8,347)	204,264
Liability on acceptances	27,627	t	(202)		—	27,425
Life policy liabilities	42,123	q	378	xv	431	42,932
Current tax liabilities	145	s	(1)		—	144
Provisions	1,847		—		—	1,847
Due to controlled entities	—		—		—	—
Bonds, notes and subordinated debt	41,490	k(iii)	235	xi	(530)	41,195
Other debt issues	1,559	o	879		—	2,438
Defined benefit pension scheme liabilities	985		—		—	985
Managed fund units on issue	—		—	xii	6,224	6,224
Deferred tax liabilities	1,226	s	150		—	1,376
Other liabilities	11,070	k(i), p	(151)	xiv	(2,938)	7,981
Total liabilities	391,051		2,102		6,655	399,808
Net assets	31,547		(1,313)		(6,224)	24,010

Equity
Contributed equity	10,828		—		—	10,828
Reserves	814	k(iv), u	(420)		—	394
Retained profits	13,681		(893)		—	12,788
Total equity (parent entity interest)	25,323		(1,313)		—	24,010
Minority interest in controlled entities	6,224		—	xiii	(6,224)	—
Total equity	31,547		(1,313)		(6,224)	24,010

Company balance sheet reconciliation

	AGAAP (1)					AIFRS
	Sep 30, 04	Ref	Transition	Ref	Reclassification	Oct 1, 04
	$m		$m		$m	$m
Assets
Cash and liquid assets	4,253		—		—	4,253
Due from other banks	21,059		—	v	93	21,152
Trading derivatives	17,279		—		—	17,279
Trading securities	23,699		—	vi	9	23,708
Investments - available for sale	3,978		—		—	3,978
Investments - held to maturity	5,383		—		—	5,383
Investments relating to life insurance business	—		—		—	—
Other financial assets at fair value	—		—		—	—
Hedging derivatives	—		—		—	—
Loans and advances	156,035	v	(17)	ii	(124)	155,894
Due from customers on acceptances	16,266		—		—	16,266
Property, plant and equipment	878	v	(1)	i, ii	(149)	728
Due from controlled entities	32,244	e	12		—	32,256
Investments in controlled entities and joint venture entities	11,432	v	16	vi	(9)	11,439
Goodwill and other intangible assets	—		—	i	378	378
Regulatory deposits	93		—	v	(93)	—
Deferred tax assets	810	d	90		—	900
Other assets	2,358	a	55	ii	(105)	2,308
Total assets	295,767		155		—	295,922
Liabilities
Due to other banks	40,256		—		—	40,256
Trading derivatives	15,181		—		—	15,181
Other financial liabilities at fair value	—		—	iv	840	840
Hedging derivatives	—		—		—	—
Deposits and other borrowings	145,696		—		—	145,696
Liability on acceptances	16,266		—		—	16,266
Life policy liabilities	—		—		—	—
Current tax liabilities	55		—		—	55
Provisions	629		—		—	629
Due to controlled entities	18,004		—		—	18,004
Bonds, notes and subordinated debt	31,449		—		—	31,449
Other debt issues	350		—		—	350
Defined benefit pension scheme liabilities	—	a	98		—	98
Managed fund units on issue	—		—		—	—
Deferred tax liabilities	685	d	78		—	763
Other liabilities	6,108		—	iv	(840)	5,268
Total liabilities	274,679		176		—	274,855
Net assets	21,088		(21)		—	21,067

Equity
Contributed equity	9,216		—		—	9,216
Reserves	50	e, g, j	19		—	69
Retained profits	11,822		(40)		—	11,782
Total equity (parent entity interest)	21,088		(21)		—	21,067
Minority interest in controlled entities	—		—		—	—
Total equity	21,088		(21)		—	21,067

(1)          Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements.  The adjustments to the September 30, 2004 AGAAP balance sheet to correct the asset position are a $64 million increase to “Cash and liquid assets”, a $556 million decrease to “Due from other banks”, and a $143 million decrease to “Other assets”.  The adjustments to the liability position are a $143 million decrease to “Due to other banks” and a $492 million decrease to “Other liabilities”.

Company income statement reconciliation

		Measurement		Reclassification
For the year ended September 30, 2005	AGAAP	Ref		Ref		AIFRS
	$m		$m		$m	$m

Interest income	15,539		—	vii	(18)	15,521
Interest expense	(11,337)		—		—	(11,337)
Net interest income	4,202		—		(18)	4,184

Premium and related revenue	—		—		—	—
Investment revenue	—		—		—	—
Claims expense	—		—		—	—
Change in policy liabilities	—		—		—	—
Policy acquisition and maintenance expense	—		—		—	—
Investment management expense	—		—		—	—
Net life insurance income	—		—		—	—

Gains less losses on financial instruments at fair value	—		—	viii	506	506
Other operating income	5,732	v	13	vii, viii	(436)	5,309
Significant revenue
Net profit/(loss) from the sale of National Europe Holdings (Ireland) Limited	(41)		—		—	(41)
Total other income	5,691		13		70	5,774

Personnel expenses	(2,206)	a, e	(63)		—	(2,269)
Occupancy-related expenses	(324)	v	(1)		48	(277)
General expenses	(1,432)	v	(1)	vii	(100)	(1,533)
Charge to provide for doubtful debts	(294)		—		—	(294)
Significant expenses
Restructuring costs	(499)		—		—	(499)
Reversal of prior years restructuring provision	6		—		—	6
Foreign currency options trading (losses)/reversal	34		—		—	34
Total operating expenses	(4,715)		(65)		(52)	(4,832)
Profit before income tax expense	5,178		(52)		—	5,126
Income tax expense	(865)	d	(8)		—	(873)
Net profit	4,313		(60)		—	4,253
Net profit attributable to minority interest – Life insurance business	—		—		—	—
Net profit attributable to members of the Company	4,313		(60)		—	4,253

Company balance sheet reconciliation

As at 30 September, 2005	AGAAP (1)	Transition	Ref	Measurement	Reclassification	AIFRS
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	3,334	—		—	—	3,334
Due from other banks	16,158	—		—	67	16,225
Trading derivatives	13,416	—		—	—	13,416
Trading securities	14,092	—		—	9	14,101
Investments - available for sale	3,231	—		—	3	3,234
Investments - held to maturity	2,425	—		—	—	2,425
Investments relating to life insurance business	—	—		—	—	—
Other financial assets at fair value	—	—		—	—	—
Hedging derivatives	—	—		—	—	—
Loans and advances	175,783	(17)	c, v	1	(138)	175,629
Due from customers on acceptances	27,612	—		—	—	27,612
Property, plant and equipment	840	(1)	v	—	(73)	766
Due from controlled entities	29,595	12		34	—	29,641
Investments in controlled entities and joint venture entities	11,017	16		—	(12)	11,021
Goodwill and other intangible assets	—	—	b, f	—	341	341
Regulatory deposits	67	—		—	(67)	—
Deferred tax assets	918	90	c, d	(58)	—	950
Other assets	2,756	55	a, b, c, h, v	4	(130)	2,685
Total assets	301,244	155		(19)	—	301,380
Liabilities
Due to other banks	32,605	—		—	—	32,605
Trading derivatives	11,642	—		—	—	11,642
Other financial liabilities at fair value	(201)	—		—	838	637
Hedging derivatives	—	—		—	—	—
Deposits and other borrowings	144,842	—		—	—	144,842
Liability on acceptances	27,612	—		—	—	27,612
Life policy liabilities	—	—		—	—	—
Current tax liabilities	20	—	d	(1)	—	19
Provisions	1,137	—	a, v	—	—	1,137
Due to controlled entities	13,729	—		—	—	13,729
Bonds, notes and subordinated debt	38,108	—		—	—	38,108
Other debt issues	328	—		—	—	328
Defined benefit pension scheme liabilities	—	98	a	3	—	101
Managed fund units on issue	—	—		—	—	—
Deferred tax liabilities	984	78	b, c, d	(46)	—	1,016
Other liabilities	6,338	—	c, d, v	(14)	(838)	5,486
Total liabilities	277,144	176		(58)	—	277,262
Net assets	24,100	(21)		39	—	24,118

Equity
Contributed equity	10,511	—	i	21	—	10,532
Reserves	45	19	a, e, g, j	77	—	141
Retained profits	13,544	(40)		(59)	—	13,445
Total equity (parent entity interest)	24,100	(21)		39	—	24,118
Minority interest in controlled entities	—	—		—	—	—
Total equity	24,100	(21)		39	—	24,118

(1)          Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements.  The adjustments to the September 30, 2005 AGAAP balance sheet to correct the asset position are a $882 million decrease to “Trading securities”, and a $201 million decrease to “Other assets”.  The adjustments to the liability position are a $201 million decrease to “Other financial liabilities at fair value” and a $882 million decrease to “Other liabilities”.

Company balance sheet reconciliation

	AIFRS					AIFRS
	Sep 30, 05	Ref	Transition	Ref	Reclassification	Oct 1, 05
	$m		$m		$m	$m
Assets
Cash and liquid assets	3,334		—		—	3,334
Due from other banks	16,225		—		—	16,225
Trading derivatives	13,416	k(i)	61	ix,l	74	13,551
Trading securities	14,101		—	x	(6,432)	7,669
Investments - available for sale	3,234		—		—	3,234
Investments - held to maturity	2,425		—		—	2,425
Investments relating to life insurance business	—		—		—	—
Other financial assets at fair value	—	k(v)	36	ix	399	435
Hedging derivatives	—	k(ii)(iv)	124		—	124
Loans and advances	175,629	k(iii), l, m, p	1,773	ix,l	(364)	177,038
Due from customers on acceptances	27,612	m,t	(293)	x	6,433	33,752
Property, plant and equipment	766		—		—	766
Due from controlled entities	29,641		—		—	29,641
Investments in controlled entities and joint venture entities	11,021		—		—	11,021
Goodwill and other intangible assets	341		—		—	341
Regulatory deposits	—		—		—	—
Deferred tax assets	950	s	192		—	1,142
Other assets	2,685	v	1	ix	(110)	2,576
Total assets	301,380		1,894		—	303,274
Liabilities
Due to other banks	32,605		—		—	32,605
Trading derivatives	11,642	k(i)	158	xiv	169	11,969
Other financial liabilities at fair value	637	k(v),n	94	xii	716	1,447
Hedging derivatives	—	k(iv)	(42)	xiv	2,741	2,699
Deposits and other borrowings	144,842		—	xii	(717)	144,125
Liability on acceptances	27,612	t	(202)		—	27,410
Life policy liabilities	—		—		—	—
Current tax liabilities	19		—		—	19
Provisions	1,137		—		—	1,137
Due to controlled entities	13,729	o,p	1,726		—	15,455
Bonds, notes and subordinated debt	38,108	k(iii)	235		—	38,343
Other debt issues	328		—		—	328
Defined benefit pension scheme liabilities	101		—		—	101
Managed fund units on issue	—		—		—	—
Deferred tax liabilities	1,016	s	109		—	1,125
Other liabilities	5,486	v	5	xiv	(2,909)	2,582
Total liabilities	277,262		2,083		—	279,345
Net assets	24,118		(189)		—	23,929

Equity
Contributed equity	10,532		—		—	10,532
Reserves	141	k(iv)	(25)		—	116
Retained profits	13,445		(164)		—	13,281
Total equity (parent entity interest)	24,118		(189)		—	23,929
Minority interest in controlled entities	—		—		—	—
Total equity	24,118		(189)		—	23,929

2 Segment information

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Group Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into four operating segments, three of which are managed along regional lines: Australia Region, United Kingdom Region and New Zealand Region, which include banking and wealth management products; as well as nabCapital (which is managed globally). nabCapital comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions and a Support Services unit, to provide products across the Group’s business base. The Group’s ‘Other’ business segment includes Corporate Centre, Group Funding, and other unallocated items which are not considered to be separate reportable operating segments.

Revenues, expenses and tax directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are normally at arm’s length between segments operating in different countries.

Business segments

		United
Year ended	Australia	Kingdom	New Zealand			Inter-segment	Total
September 30, 2006	Region	Region	Region	nabCapital	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	4,839	1,840	775	937	295	—	8,686
Non-interest income (2)	10,017	1,106	527	576	122	—	12,348
Significant revenue	—	348	—	(7)	(7)	—	334
Inter-segment revenue/(expenses)	53	38	(2)	3	80	(172)	—
Total revenue after interest expense	14,909	3,332	1,300	1,509	490	(172)	21,368
Other expenses (3)	(10,244)	(2,059)	(684)	(600)	(506)	—	(14,093)
Inter-segment (expenses)/revenue	(55)	(43)	(40)	(134)	100	172	—
Total expenses excluding interest expense	(10,299)	(2,102)	(724)	(734)	(406)	172	(14,093)
Profit/(loss) before income tax expense	4,610	1,230	576	775	84	—	7,275
Income tax (expense)/benefit	(1,346)	(362)	(187)	(157)	(82)	—	(2,134)
Net profit/(loss)	3,264	868	389	618	2	—	5,141
Net profit attributable to minority interest	(749)	—	—	—	—	—	(749)
Net profit/(loss) attributable to members of the Company	2,515	868	389	618	2	—	4,392
Total assets (4)	278,815	64,439	33,624	146,127	19,930	(58,150)	484,785
Total liabilities (4)	269,813	57,600	31,101	136,377	20,072	(58,150)	456,813
Goodwill	3,659	511	264	—	—	—	4,434
Acquisition of property, plant and equipment and intangible assets	851	448	276	2	—	—	1,577
Depreciation and amortisation of plant and equipment and intangible assets	424	181	77	42	49	—	773
Non-cash expenses other than depreciation and amortisation	460	325	55	(16)	6	—	830

		United
Year ended	Australia	Kingdom	New Zealand			Inter-segment	Total
September 30, 2005	Region	Region	Region	nabCapital	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,837	1,794	739	502	72	—	6,944
Non-interest income (2)	11,758	1,199	538	931	(99)	—	14,327
Significant revenue	—	1,258	—	—	96	—	1,354
Inter-segment revenue/(expenses)	90	50	14	(4)	83	(233)	—
Total revenue after interest expense	15,685	4,301	1,291	1,429	152	(233)	22,625
Significant expenses	(406)	(217)	(14)	(83)	(28)	—	(748)
Other expenses (3)	(11,327)	(2,202)	(774)	(635)	(523)	—	(15,461)
Inter-segment (expenses)/revenue	(50)	(50)	(49)	(131)	47	233	—
Total expenses excluding interest expense	(11,783)	(2,469)	(837)	(849)	(504)	233	(16,209)
Profit/(loss) before income tax expense	3,902	1,832	454	580	(352)	—	6,416
Income tax (expense)/benefit	(1,311)	(202)	(147)	(77)	(77)	—	(1,814)
Net profit/(loss)	2,591	1,630	307	503	(429)	—	4,602
Net profit attributable to minority interest	(610)	—	—	—	—	—	(610)
Net profit/(loss) attributable to members of the Company	1,981	1,630	307	503	(429)	—	3,992
Total assets (4)	247,403	52,068	31,576	151,390	(1,234)	(58,605)	422,598
Total liabilities (4)	241,352	42,295	30,282	143,224	(7,497)	(58,605)	391,051
Goodwill	3,945	496	326	—	—	—	4,767
Acquisition of property, plant and equipment and intangible assets	1,065	465	258	5	—	—	1,793
Depreciation and amortisation of plant and equipment and intangible assets	508	241	136	38	40	—	963
Non-cash expenses other than depreciation and amortisation	909	455	51	141	60	—	1,616

(1)          Net interest income includes interest on capital employed by business segments. It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(2)          Non-interest income consists of life insurance income (premium and related revenue and investment revenue), gains less losses on financial instruments at fair value, other operating income and net profit from the sale of the Custom Fleet business.

(3)          Other expenses consists of life insurance expenses (claims expense, change in policy liabilities, policy acquisition and maintenance expense and investment management expense), personnel expenses, occupancy-related expenses, general expenses, charge to provide for doubtful debts and net loss from the sale of the MLC Asia businesses.

(4)          Total assets and total liabilities for the business segments represent average September balances in accordance with how senior management views the business segments. Consolidation adjustments have been included within the ‘Other’ segment to align total assets and total liabilities to the Group’s balance sheet.

Geographical segments

The Group has operations in Australia (the Company’s country of domicile), Europe, New Zealand, the US and Asia. The allocation of revenue and assets is based on the geographical location in which transactions are booked. There are no material inter-segment transactions.

	Group
	2006	2006	2005	2005
	$m	%	$m	%
Total revenue
Australia	26,787	70.1	24,968	67.9
Europe	6,671	17.4	7,402	20.1
New Zealand	3,603	9.4	3,526	9.6
US	414	1.1	361	1.0
Asia	760	2.0	527	1.4
Total revenue	38,235	100.0	36,784	100.0

Profit before income tax expense
Australia	4,901	67.3	3,759	58.6
Europe	1,470	20.2	2,049	31.9
New Zealand	699	9.6	565	8.8
US	128	1.8	115	1.8
Asia	77	1.1	(72)	(1.1)
Total profit before income tax expense	7,275	100.0	6,416	100.0

Net profit
Australia	3,398	66.0	2,260	49.1
Europe	1,062	20.7	1,847	40.1
New Zealand	485	9.4	441	9.6
US	126	2.5	117	2.6
Asia	70	1.4	(63)	(1.4)
Total net profit	5,141	100.0	4,602	100.0

Total assets
Australia	329,377	67.9	284,910	67.4
Europe	102,139	21.1	85,627	20.3
New Zealand	44,017	9.1	40,147	9.5
US	5,424	1.1	6,969	1.6
Asia	3,828	0.8	4,945	1.2
Total assets	484,785	100.0	422,598	100.0

Total liabilities
Australia	306,932	67.2	254,305	65.0
Europe	90,605	19.8	79,618	20.4
New Zealand	35,786	7.8	30,073	7.7
US	11,709	2.6	16,765	4.3
Asia	11,781	2.6	10,290	2.6
Total liabilities	456,813	100.0	391,051	100.0

Acquisition of property, plant and equipment and intangible assets
Australia	850	53.9	1,057	58.9
Europe	450	28.5	468	26.1
New Zealand	276	17.5	258	14.4
Asia	1	0.1	10	0.6
Total acquisition of property, plant and equipment and intangible assets	1,577	100.0	1,793	100.0

3 Net interest income

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Interest income
Due from other banks	1,062	915	985	870
Marketable debt securities (1)	1,155	1,764	944	1,376
Loans and advances (2)	19,959	17,928	13,124	11,588
Due from customers on acceptances	2,750	—	2,750	—
Due from controlled entities	—	—	1,380	1,434
Other interest income	627	496	279	253
Total interest income (3)	25,553	21,103	19,462	15,521

Interest expense
Due to other banks	1,635	1,780	1,470	1,613
Deposits and other borrowings (4)	10,913	10,481	7,635	7,628
Liability on acceptances	1,758	—	1,758	—
Bonds, notes and subordinated debt (5)	2,478	1,783	2,101	1,427
Due to controlled entities	—	—	804	656
Other debt issues	83	115	18	13
Total interest expense	16,867	14,159	13,786	11,337
Net interest income	8,686	6,944	5,676	4,184

(1)          Consists of interest on trading securities, investments - available for sale and investments - held to maturity.

(2)          Includes $1,434 million (2005: $nil) of interest income on loans and advances accounted for at fair value.

(3)          Includes $133 million (2005: $nil) of loan fees amortised over the effective life of the loan.

(4)          Includes $607 million (2005: $nil) of interest expense on deposits and other borrowings accounted for at fair value.

(5)          Includes $131 million (2005: $nil) of interest expense on bonds, notes and subordinated debt accounted for at fair value.

4 Other income (1)

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Gains less losses on financial instruments at fair value
Trading securities income	55	144	73	126
Trading derivatives (2)
Foreign exchange derivatives	194	377	81	239
Interest rate derivatives	136	111	149	143
Other derivatives	5	7	2	(2)
Assets and liabilities designated at fair value (2)	24	—	9	—
Assets, liabilities and derivatives designated in hedge relationships	57	—	28	—
Total gains less losses on financial instruments at fair value	471	639	342	506

		Group		Company
	Note	2006	2005	2006	2005
		$m	$m	$m	$m

Other operating income
Dividend revenue
Controlled entities		—	—	845	2,930
Other entities		16	2	14	—
Profit on sale of property, plant and equipment and other assets		33	64	3	2
Banking fees		833	1,523	726	1,270
Money transfer fees		564	622	367	384
Fees and commissions		1,492	1,528	540	542
Investment management fees		438	349	—	—
Foreign exchange income/(expense)		24	22	(71)	31
Fleet management fees		148	154	18	5
Rentals received on leased vehicle assets		654	740	85	76
Revaluation gains/(losses) on exchangeable capital units		(122)	—	(32)	—
Other income		339	247	151	69
Total other operating income		4,419	5,251	2,646	5,309

Significant revenue
Pensions revenue	4(a)	319	—	43	—
Net profit/(loss) from the sale of National Europe Holdings (Ireland) Limited	4(a)	15	1,354	—	(41)
Total significant revenue		334	1,354	43	(41)

(1)          As part of the transition to AIFRS, the Group has reviewed the classification of items within other income. As a result, certain items or transactions have been classified to a more descriptive line item. There have been no changes at the total other income level other than the AIFRS measurement adjustments set out in note 1B.

(2)          Gains less losses on derivatives designated at fair value are reported within trading derivatives and amounted to a gain of $6 million for the 2006 year (2005: $nil).

Net profit from the sale of controlled entities - Custom Fleet business

On July 31, 2006, the Group sold its Custom Fleet business to GE Commercial Finance. The assets and liabilities of these entities no longer form part of the Group. The profit arising from the sale was as follows:

	Proceeds	Cost of	Profit on sale	Income	Profit on sale
	from sale	assets sold	(before tax)	tax expense	(after tax)
	$m	$m	$m	$m	$m
Custom Fleet business	571	(375)	196	(25)	171

(a) Individually significant revenue items included in net profit

Pensions revenue

During the 2006 year, an agreement was reached between the UK, staff members and trustees to reforms to the United Kingdom pension schemes. This has resulted in significant revenue amounting to $319 million ($223 million after tax). This amount consists of past service gain revenue of $387 million, expected return on asset revenue of $274 million, offset by interest costs of $231 million and current service costs of $111 million.

Sale of National Europe Holdings (Ireland) Limited

On February 28, 2005, the Group sold to Danske Bank A/S all of the share capital of National Europe Holdings (Ireland) Limited. National Europe Holdings (Ireland) Limited was the immediate parent entity of Northern Bank Limited and National Irish Bank Limited (Irish Banks). The assets and liabilities of National Europe Holdings (Ireland) Limited and the Irish Banks no longer form part of the Group. The profit arising from the sale was as follows:

	Proceeds	Cost of	Profit on sale	Income	Profit on sale
	from sale	assets sold	(before tax)	tax expense	(after tax)
	$m	$m	$m	$m	$m
National Europe Holdings (Ireland) Limited	2,493	(1,139)	1,354	(34)	1,320

During the 2006 year, $15 million of provisions and other costs expected to be incurred in respect of the sale of the Irish Banks were written back to the income statement as these costs are no longer expected to be incurred.

5 Operating expenses (1)

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Personnel expenses
Salaries	2,404	2,405	1,515	1,465
Related personnel expenses
Superannuation costs - defined contribution plans	170	168	134	122
Superannuation costs - defined benefit plans	—	129	—	9
Payroll tax	203	191	118	110
Fringe benefits tax	38	50	33	45
Annual leave	52	52	33	32
Long service leave and retiring allowances	42	45	37	39
Performance-based compensation
Cash	347	309	234	198
Equity-based compensation	143	97	100	63
Other expenses	470	361	303	186
Total personnel expenses	3,869	3,807	2,507	2,269

Occupancy-related expenses
Operating lease rental expense	345	342	223	191
Electricity, water and rates	71	76	24	27
Maintenance and repairs	66	71	28	26
Other expenses	41	50	27	33
Total occupancy-related expenses	523	539	302	277

General expenses
Fee and commission expense	197	176	126	121
Loss on disposal of property, plant and equipment and other assets	22	11	9	1
Depreciation and amortisation of property, plant and equipment	246	245	131	129
Amortisation of intangible assets	188	173	119	113
Depreciation on leased vehicle assets	339	545	59	52
Operating lease rental expense	89	103	74	85
Charge to provide for operational risk event losses	120	189	95	159
Computer equipment and software	241	244	157	149
Professional fees	427	450	283	240
Communications, postage and stationery	356	399	167	166
Advertising and marketing	221	228	172	168
Travel	82	74	43	30
Insurance	29	35	7	9
Data communication and processing charges	93	96	49	50
Other expenses	546	661	49	45
	3,196	3,629	1,540	1,517
Impairment losses/(reversal) recognised
Property, plant and equipment	(10)	15	—	—
Goodwill and other intangible assets	1	5	—	—
Value of shares in controlled entities	—	—	6	16
	(9)	20	6	16
Total general expenses	3,187	3,649	1,546	1,533

Total charge to provide for doubtful debts	606	534	262	294

		Group		Company
	Note	2006	2005	2006	2005
		$m	$m	$m	$m

Significant expenses
Restructuring costs	5(a)	—	793	—	499
Foreign currency options trading losses reversal	5(a)	—	(34)	—	(34)
Reversal of prior years restructuring provision	5(a)	—	(11)	—	(6)
Total significant expenses		—	748	—	459

(1)          As part of the transition to AIFRS, the Group has reviewed the classification of items within other expenses. As a result, certain items or transactions have been classified to a more descriptive line item. There have been no changes at the total other expenses level other than the AIFRS measurement adjustments set out in note 1B.

Net loss from the sale of controlled entities - MLC Asia businesses

On May 8, 2006, the Group sold to AXA Asia Pacific Holdings its life insurance and related wealth management companies in Asia. The assets and liabilities of these entities no longer form part of the Group. The loss arising from the sale was as follows:

	Proceeds	Cost of	Loss on sale	Income	Loss on sale
	from sale	assets sold	(before tax)	tax benefit	(after tax)
	$m	$m	$m	$m	$m
MLC Asia businesses	565	(628)	(63)	—	(63)

(a) Individually significant expenses in net profit

Restructuring costs

During the 2005 year, the Group recognised restructuring expenses and provisions amounting to $793 million ($576 million after tax). These costs are expected to be recovered through ongoing efficiency and productivity enhancements, streamlined functions and ongoing cost reductions. The restructuring initiatives comprised a fundamental reorganisation of the management and organisational structure of the Group to a regional model, including the integration of the retail banking, corporate banking and wealth management businesses in Australia, the streamlining of operations and reconfiguration of distribution networks in the United Kingdom, the refocusing of the nabCapital business, as well as other streamlining and business efficiency programs, property rationalisation and decommissioning systems in all business segments. The details of this amount are set out as follows:

	Personnel	Occupancy	Other	Total
	$m	$m	$m	$m
Total restructuring costs	439	137	217	793

In addition, during the 2002 year, the Group recognised significant restructuring costs of $580 million resulting from the Positioning for Growth initiatives. In 2005, excess provisions totalling $11 million ($7 million after tax) were written back to the income statement.

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

In the 2005 year, following a detailed review of the residual risk in the remaining portfolio, $34 million ($24 million after tax) was written back to the income statement.

6 Income tax expense

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Total income tax expense
Current tax	2,037	1,991	1,120	938
Deferred tax	97	(177)	(117)	(65)
Total income tax expense	2,134	1,814	1,003	873

Reconciliation of income tax expense shown in the income statement with prima facie tax payable on the pre-tax accounting profit
Profit before income tax expense
Australia	4,902	3,759	3,943	5,021
Overseas	2,373	2,657	147	105
Deduct profit before income tax expense attributable to the life insurance statutory funds and their controlled trusts (1)	(1,537)	(1,650)	—	—
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense	5,738	4,766	4,090	5,126
Prima facie income tax at 30%	1,721	1,430	1,227	1,538
Add/(deduct): Tax effect of amounts which are not deductible/(assessable)
Dividend income adjustments	(12)	(29)	(240)	(878)
Assessable foreign income	2	12	5	3
Non-allowable depreciation on buildings	6	7	1	1
Deferred tax assets not recognised/(recognised)	3	(10)	—	15
Under/(over) provision in prior years	(8)	(29)	(9)	(7)
Foreign tax rate differences	34	36	16	18
Non-assessable branch income	(46)	(44)	(46)	(44)
Profit on sale of controlled entities	(19)	(372)	—	12
Settlement of tax dispute on TrUEPrSSM (2)	—	97	—	97
Elimination of treasury shares	30	26	—	—
Non-allowable expenses - exchangeable capital units	27	—	—	—
Interest expense on exchangeable capital units	20	31	20	31
Other	(45)	19	29	87
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business	1,713	1,174	1,003	873
Income tax expense attributable to the statutory funds of the life insurance business (1)	421	640	—	—
Total income tax expense (3) (4)	2,134	1,814	1,003	873

(1)          The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business (refer to note 1A(kk)).

(2)          In November 2005, the Company announced that it had reached an agreement with the Australian Taxation Office (ATO) in respect of a settlement of amounts in dispute in relation to the TrUEPrSSM capital raising transaction. An amount of $97 million was recognised as a significant tax item for the 2005 year.

(3)          In 2006, income tax expense on profit includes $96 million income tax expense attributable to the significant pensions revenue.

(4)          In 2005, income tax expense on profit includes the tax effect on significant items and comprises $34 million income tax expense attributable to the profit on sale of National Europe Holdings (Ireland) Limited, an income tax benefit of $217 million attributable to restructuring expenses and provisions recognised, an income tax expense of $10 million attributable to the reversal of a provision in relation to the foreign currency options trading losses recorded in the 2004 year, and an income tax expense of $4 million attributable to the reversal of a restructuring provision recognised in the 2002 year.

The Company is the head entity in the tax-consolidated group comprising the company and all of its Australian wholly owned controlled entities.

7 Dividends and distributions

	Amount		Franked
	per		amount
	share	Total	per
	cents	amount	share
		$m	%

Dividends recognised by the Company for the years shown below at September 30:
2006
Final 2005 ordinary	83	1,327	80
Interim 2006 ordinary	83	1,334	80
Deduct: Bonus shares in lieu of dividend	n/a	(107)	n/a
Total dividends paid		2,554
2005
Final 2004 ordinary	83	1,289	100
Interim 2005 ordinary	83	1,297	80
Deduct: Bonus shares in lieu of dividend	n/a	(132)	n/a
Total dividends paid		2,454

Franked dividends declared or paid during the year or declared after year end were franked at a tax rate of 30%.
Proposed final dividend
On November 3, 2006, the directors declared the following dividend:
Final 2006 ordinary	84	1,352	90

The final 2006 ordinary dividend was paid on December 12, 2006. The financial effect of this dividend has not been brought to account in the financial statements for the year ended September 30, 2006 and will be recognised in subsequent financial reports.

Australian franking credits

The franking credits available to the Group at September 30, 2006, after allowing for tax payable in respect of the current reporting period’s profit that will be subject to Australian income tax and the receipt of dividends recognised as receivable at balance date, are estimated to be $525 million (2005: $455 million). Franking credits to be utilised as a result of the payment of the proposed final dividend are $525 million (2005: $455 million). The extent to which future dividends will be franked will depend on a number of factors including the level of the profits that will be subject to Australian income tax and any future changes to Australia’s business tax system.

New Zealand imputation credits

The Company is now able to attach available New Zealand imputation credits to dividends paid. As a result, New Zealand imputation credits of NZ$0.09 per share have been attached to the final 2006 ordinary dividend payable by the Company. New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns.

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Distributions on other equity instruments
National Income Securities	139	136	139	136
Trust Preferred Securities	56	54	—	—
Trust Preferred Securities II	59	14	—	—
Total distributions on other equity instruments	254	204	139	136

8 Earnings per share

	Group
	2006		2005
	Basic	Diluted	Basic	Diluted

Earnings ($m)
Net profit attributable to members of the Company	4,392	4,392	3,992	3,992
Distributions on other equity instruments	(254)	(254)	(204)	(204)
Potential dilutive adjustments
Interest expense on exchangeable capital units (after-tax)	—	—	—	106
Adjusted earnings	4,138	4,138	3,788	3,894
Weighted average ordinary shares (No. ’000)
Weighted average ordinary shares	1,599,919	1,599,919	1,559,118	1,559,118
Treasury shares	(24,315)	(24,315)	(21,033)	(21,033)
Potential dilutive ordinary shares
Performance options and performance rights(1)	—	3,673	—	2,047
Partly paid ordinary shares (1)	—	288	—	321
Staff share allocation and ownership plans (1)	—	1,113	—	1,484
Exchangeable capital units (2)	—	—	—	64,911
Total weighted average ordinary shares (3)	1,575,604	1,580,678	1,538,085	1,606,848
Earnings per share (cents)	262.6	261.8	246.3	242.3

(1)          Refer to note 41 for further information.

(2)          Refer to notes 33 and 37 for further information.

(3)          Included within total weighted average ordinary shares are 32,320,000 (2005: 3,619,000) converted, lapsed or cancelled potential ordinary shares included within diluted earnings per share.

There were 17,674,448 fully paid ordinary shares of the Company issued since the end of the year to November 30, 2006 as a result of conversions of exchangeable capital units, for a total consideration of $340,763,357. Other than these issues, there has been no material conversion to, calls of, or subscriptions for ordinary shares, or issues of potential ordinary shares from October 1, 2006 up to November 30, 2006.

During the year ended September 30, 2006, there were 38,429,000 potential ordinary shares as a result of the exchangeable capital units on issue. The exchangeable capital units have not been included in the diluted earnings per share calculation because they were anti-dilutive for the 2006 year. The exchangeable capital units could potentially dilute earnings per share in future periods.

9 Cash and liquid assets

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Coins, notes and cash at bank	1,244	1,253	732	739
Securities purchased under agreements to resell	1,469	701	1,469	701
Other (including bills receivable and remittances in transit)	400	240	(276)	(202)
	3,113	2,194	1,925	1,238
Overseas
Coins, notes and cash at bank	5,332	2,728	239	22
Money at short call	—	560	—	—
Securities purchased under agreements to resell	4,246	2,736	4,057	2,736
Other (including bills receivable and remittances in transit)	77	223	(308)	(662)
	9,655	6,247	3,988	2,096
Total cash and liquid assets	12,768	8,441	5,913	3,334

Included within cash and liquid assets are cash and liquid assets within the Group’s life insurance business statutory funds of $402 million (2005: $468 million) which are subject to restrictions imposed under the Life Insurance Act 1995 (Cth) and other restrictions and therefore are not available for use in operating, investing or financing activities of other parts of the Group.

10 Due from other banks

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Interest earning
Central banks and other regulatory authorities	1,001	496	1,001	490
Other banks	9,398	3,283	9,398	3,241
Non-interest earning
Other banks	14	38	14	15
	10,413	3,817	10,413	3,746
Overseas
Interest earning
Central banks and other regulatory authorities	2,739	174	59	67
Other banks	11,159	11,535	9,045	12,344
Non-interest earning
Central banks and other regulatory authorities	—	2	—	1
Other banks	61	67	48	67
	13,959	11,778	9,152	12,479
Total due from other banks	24,372	15,595	19,565	16,225

11 Trading and hedging derivative assets and liabilities

Derivative financial instruments held or issued for trading purposes

The Group maintains trading positions in a variety of derivative financial instruments and acts primarily in the market by satisfying the needs of its customers through foreign exchange, interest rate-related services and credit-related contracts. In addition, the Group takes conservative positions on its own account, and carries an inventory of capital market instruments. All positions held for trading purposes are revalued on a daily basis to reflect market movements, and any revaluation profit or loss is recognised immediately in the income statement. It is the Group’s policy from a trading risk viewpoint to maintain a substantially matched position in assets and liabilities in foreign currencies and net exposure to exchange risk in this respect is not material.

In certain instances, the fair value movements of derivatives held within the trading classification are offset by the fair value movements on underlying assets or liabilities held at fair value upon initial recognition. This approach has been adopted by the Group for certain economically hedged relationships that do not qualify for hedge accounting. The fair value of these assets and liabilities is disclosed in note 48.

From October 1, 2005, the default classification for derivative financial instruments is trading, unless designated in a hedge relationship and in compliance with the detailed hedge accounting requirements of AASB 139. Therefore, certain derivatives may be economically hedging exposures of the Group, such as the credit risk on assets held, but are classified within trading due to not meeting the hedge accounting requirements of AASB 139.

Derivative financial instruments held for hedging purposes

The operations of the Group are subject to risk of interest rate fluctuations, to the extent of the repricing profile of the Group’s balance sheet. Derivative financial instruments are held or issued for the purposes of managing existing or anticipated interest rate risk from this source which is primarily in the Group’s banking operations. The Group monitors its non-trading interest rate risk by simulating future net interest income from applying a range of possible future interest rate environments to its projected balance sheet.

The Group also holds or issues derivative financial instruments for the purpose of hedging foreign exchange risk. Foreign exchange derivatives are used to hedge foreign currency borrowings and anticipated cash flows.

The Group measures hedge effectiveness on a retrospective and prospective basis at inception and over the term of the hedge relationship. Hedge effectiveness is assessed through the application of regression analysis. Through the application of regression analysis the Group ensures that on both a retrospective and prospective basis the correlation in change in value of the hedging derivative and hedged item is within requirements specified within accounting standards to apply hedge accounting.

(a) Fair value hedges

The Group applies fair value hedge accounting to hedge movements in the value of fixed interest rate assets and liabilities subject to interest rate risk and/or foreign exchange risk.

(b) Cash flow hedges

The Group applies cash flow hedge accounting to hedge the variability in highly probable forecast future cash flows attributable to interest rate risk on variable rate assets and liabilities. For further information, refer to cash flow hedge reserve in note 38.

The disclosure of financial instruments as at September 30, 2005, excluding the impact of AASB 132 and AASB 139 can be found in note 58.

The table below sets out the fair value of both trading and hedging derivatives including the notional principal values.

	Group	Company
	2006	2006
	$m	$m
Trading derivatives
Assets	13,384	12,311
Liabilities	12,008	11,002

Hedging derivatives
Assets	480	383
Liabilities	333	179

Trading derivative financial instruments

	Group
	Notional	Fair value	Fair value
	principal	assets	liabilities
	2006	2006	2006
	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange	353,441	3,211	3,024
Cross currency swaps	141,389	3,641	2,070
Options/swaptions purchased	12,845	264	—
Options/swaptions written	13,339	—	267
Total foreign exchange rate-related contracts	521,014	7,116	5,361

Interest rate-related contracts
Forward rate agreements	153,325	15	13
Swaps	900,882	4,921	5,361
Futures	502,388	68	28
Options/swaptions purchased	22,938	119	43
Options/swaptions written	80,862	252	305
Total interest rate-related contracts	1,660,395	5,375	5,750

Credit derivatives	24,945	61	77
Commodity derivatives	4,878	550	539
Other derivatives	4,115	282	281
Total derivatives held for trading	2,215,347	13,384	12,008

Hedging derivative financial instruments

Derivatives held for hedging - fair value hedges
Foreign exchange rate-related contracts
Cross currency swaps	53,306	196	74
Total foreign exchange rate-related contracts	53,306	196	74

Interest rate-related contracts
Swaps	25,536	105	176
Total interest rate-related contracts	25,536	105	176
Total derivatives held for hedging - fair value hedges	78,842	301	250

Derivatives held for hedging - cash flow hedges

Interest rate-related contracts
Forward rate agreements	1,500	—	—
Swaps	58,009	179	83
Total interest rate-related contracts	59,509	179	83
Total derivatives held for hedging - cash flow hedges	59,509	179	83

Total hedging derivative financial instruments	138,351	480	333

In certain instances, the Group has hedged forecast probable cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods:

	0 to 1	1 to 2	2 to 3	3 to 4	4 to 5	Greater than
	year	year(s)	years	years	years	5 years	Total
	$m	$m	$m	$m	$m	$m	$m
Forecast receivable cash flows (1)	995	669	504	246	142	103	2,659
Forecast payable cash flows (1)	2,225	1,522	954	490	222	34	5,447

(1)       Refer to the ‘forward-looking statements’ section set out on page 4.

12 Trading securities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Listed – Australia
Australian Commonwealth Government bonds and securities	607	57	607	57
Securities of Australian and semi-government authorities	2,104	1,520	2,104	1,520
Private corporations/other financial institutions’ certificates of deposit	4,674	3,141	4,674	3,141
Private corporations/other financial institutions’ bills	470	6,745	470	6,745
Private corporations/other financial institutions’ bonds	473	521	473	521
Private corporations/other financial institutions’ floating rate notes	1,699	725	1,699	725
Private corporations/other financial institutions’ promissory notes	—	105	—	105
Other securities	581	176	581	176
	10,608	12,990	10,608	12,990
Listed – Overseas (1)
Securities of Australian and semi-government bonds and securities	580	—	580	—
Private corporations/other financial institutions’ certificates of deposit	467	503	—	—
Private corporations/other financial institutions’ bonds	910	768	850	758
Securities of or guaranteed by New Zealand Government	43	—	—	—
Other government bonds and securities	547	114	545	114
Private corporations/other financial institutions’ floating rate notes	55	—	54	—
Private corporations/other financial institutions’ promissory notes	29	307	—	—
Other securities	394	213	129	—
	3,025	1,905	2,158	872
Total listed trading securities	13,633	14,895	12,766	13,862
Unlisted – Australia
Other securities	—	20	—	—
	—	20	—	—
Unlisted – Overseas (1)
Private corporations/other financial institutions’ certificates of deposit	43	78	43	78
Private corporations/other financial institutions’ floating rate notes	64	67	64	67
Private corporations/other financial institutions’ commercial paper	—	94	—	94
	107	239	107	239
Total unlisted trading securities	107	259	107	239
Total trading securities (2)	13,740	15,154	12,873	14,101

(1)          2005 comparatives for the Group include reclassifications from ‘Unlisted - Overseas’ of $983 million to ‘Listed - Overseas’.

(2)          The amount that best represents the maximum credit exposure at reporting date is the carrying value of these assets.

13 Investments - available for sale

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Listed – Australia
Private corporations/other financial institutions’ bonds	61	61	61	61
Private corporations/other financial institutions’ floating rate notes	72	143	72	143
Other securities	—	4	—	4
	133	208	133	208
Listed – Overseas
Securities of or guaranteed by UK government	3	3	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	254	1,720	254	1,556
Private corporations/other financial institutions’ bonds	—	437	—	—
Private corporations/other financial institutions’ commercial paper	143	—	143	—
Private corporations/other financial institutions’ medium-term notes	503	—	—	—
Private corporations/other financial institutions’ floating rate notes	153	—	153	—
Other government treasury notes	9	8	9	8
Other securities	22	22	—	—
	1,087	2,190	559	1,564
Total listed investments - available for sale	1,220	2,398	692	1,772
Unlisted – Overseas
Private corporations/other financial institutions’ certificates of deposit/bills	108	80	108	80
Private corporations/other financial institutions’ commercial paper	—	600	—	600
Private corporations/other financial institutions’ medium-term notes	—	79	—	79
Private corporations/other financial institutions’ floating rate notes	165	74	165	74
Other securities	—	629	—	629
	273	1,462	273	1,462
Total unlisted investments - available for sale	273	1,462	273	1,462
Total investments - available for sale	1,493	3,860	965	3,234

Reconciliation of movement in investments - available for sale
Balance at beginning of year	3,860	4,610	3,234	3,978
AIFRS transition adjustment	45	—	—	—
Restated opening balance	3,905	4,610	3,234	3,978
Purchases	18,704	4,465	18,199	3,815
Proceeds
Disposals	(1,354)	(1,384)	(1,306)	(784)
Maturities	(19,877)	(3,560)	(19,264)	(3,555)
Foreign currency translation adjustments	115	(271)	102	(220)
Balance at end of year	1,493	3,860	965	3,234

Maturities

The following table analyses the maturity and weighted average yield of the Group’s holdings of investments - available for sale at September 30, 2006:

		0 to 1		1 to 5		5 to 10		Over 10
		year		year(s)		years		years
	$m	yield pa	$m	yield pa	$m	yield pa	$m	yield pa
Australia
Private corporations/other financial institutions’ bonds	41	5.5%	20	6.1%	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	7	6.6%	65	6.4%	—	—	—	—
	48		85		—		—
Overseas
Securities of or guaranteed by UK government	1	—	2	—	—	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	362	5.3%	—	—	—	—	—	—
Other government treasury notes	9	3.4%	—	—	—	—	—	—
Private corporations/other financial institutions’ commercial paper	143	—	—	—	—	—	—	—
Private corporations/other financial institutions’ medium-term notes	1	—	502	5.1%	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	108	5.2%	210	4.7%	—	—	—	—
Other securities	—	—	22	6.3%	—	—	—	—
	624		736		—		—
Total maturities at carrying value	672		821		—		—

14 Investments - held to maturity

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Listed – Australia
Other securities	15	20	15	20
	15	20	15	20
Listed – Overseas (1)
Securities of or guaranteed by UK government	1	1	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	173	1,983	173	1,983
Private corporations/other financial institutions’ bonds	520	455	520	250
Other government treasury notes	4	43	—	38
Private corporations/other financial institutions’ promissory notes	44	45	—	—
Securities of or guaranteed by New Zealand Government	—	971	—	—
Other securities	3	—	—	—
	745	3,498	693	2,271
Total listed investments - held to maturity	760	3,518	708	2,291
Unlisted – Australia
Private corporations/other financial institutions’ bonds	252	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	201	—	—	—
Other securities	—	398	—	—
	453	398	—	—
Unlisted – Overseas (1)
Private corporations/other financial institutions’ bonds	105	3,524	105	108
Private corporations/other financial institutions’ floating rate notes	7	21	7	21
Other government treasury notes	59	5	59	5
Other securities	4	—	4	—
	175	3,550	175	134
Total unlisted investments - held to maturity	628	3,948	175	134
Total investments - held to maturity	1,388	7,466	883	2,425

Reconciliation of movement in investments - held to maturity
Balance at beginning of year	7,466	11,513	2,425	5,383
AIFRS transition adjustment	(4,389)	—	—	—
Restated opening balance	3,077	11,513	2,425	5,383
Purchases	16,856	27,155	16,426	24,199
Proceeds:
Disposals	(11)	(126)	(11)	(126)
Maturities	(17,707)	(30,058)	(17,486)	(26,442)
Foreign currency translation adjustments	(827)	(1,018)	(471)	(589)
Balance at end of year	1,388	7,466	883	2,425

(1)          2005 comparatives for the Group include reclassifications from ‘Unlisted - Overseas’ of $1,021 million to ‘Listed - Overseas’.

Market value information

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Listed – Australia
Other securities	15	20	15	20
	15	20	15	20
Listed – Overseas
Securities of or guaranteed by UK government	1	1	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	173	1,977	173	1,977
Private corporations/other financial institutions’ bonds	515	442	515	241
Other government treasury notes	4	43	—	38
Private corporations/other financial institutions’ promissory notes	44	45	—	—
Securities of or guaranteed by New Zealand Government	—	971	—	—
Other securities	3	—	—	—
	740	3,479	688	2,256
Total listed investments - held to maturity at market value	755	3,499	703	2,276
Unlisted – Australia
Private corporations/other financial institutions’ bonds	252	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	201	—	—	—
Other securities	—	398	—	—
	453	398	—	—
Unlisted – Overseas
Private corporations/other financial institutions’ bonds	105	3,524	105	108
Private corporations/other financial institutions’ floating rate notes	7	21	7	21
Other government treasury notes	59	5	59	5
Other securities	4	—	4	—
	175	3,550	175	134
Total unlisted investments - held to maturity at market value	628	3,948	175	134
Total investments - held to maturity at market value	1,383	7,447	878	2,410

Maturities

The following table analyses the maturity and weighted average yield of the Group’s holdings of investments - held to maturity at September 30, 2006:

		0 to 1		1 to 5		5 to 10		Over 10
		year		year(s)		years		years
	$m	yield pa	$m	yield pa	$m	yield pa	$m	yield pa
Australia
Private corporations/other financial institutions’ certificates of deposit/bills	67	5.1%	134	5.1%	—	—	—	—
Private corporations/other financial institutions’ bonds	—	—	252	7.5%	—	—	—	—
Other securities	7	6.6%	8	6.4%	—	—	—	—
	74		394		—		—
Overseas
Securities of or guaranteed by UK government	1	—	—	—	—	—	—	—
Private corporations/other financial institutions’ certificates of deposit/bills	173	5.4%	—	—	—	—	—	—
Private corporations/other financial institutions’ bonds	—	—	235	1.8%	390	6.8%	—	—
Other government treasury notes	63	3.2%	—	—	—	—	—	—
Private corporations/other financial institutions’ floating rate notes	7	0.8%	—	—	—	—	—	—
Private corporations/other financial institutions’ promissory notes	44	7.7%	—	—	—	—	—	—
Other securities	3	—	—	—	—	—	4	—
	291		235		390		4
Total maturities at carrying value	365		629		390		4

15 Investments relating to life insurance business (1)

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Equity security investments
Direct	1,651	1,612	—	—
Indirect	33,185	30,328	—	—
	34,836	31,940	—	—
Debt security investments
Direct	2,561	3,129	—	—
Indirect	13,457	11,461	—	—
	16,018	14,590	—	—
Units held in property trusts
Direct	37	46	—	—
Indirect	3,893	3,207	—	—
	3,930	3,253	—	—
Total investments relating to life insurance business	54,784	49,783	—	—

(1)          In 2006, investments held indirectly are disclosed on a ‘look through’ basis to the underlying nature of the trusts. The 2005 comparatives have been reclassified on the same basis.

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

Investment assets held in statutory funds are not available for use by other parts of the Group’s business (refer to note 1A(w)).

16 Other financial assets at fair value

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Other securities at fair value	3,382	—	—	—
Other financial assets at fair value	795	—	780	—
	4,177	—	780	—
Overseas
Loans (1)	16,774	—	—	—
Other securities at fair value	547	—	—	—
Other financial assets at fair value	625	—	—	—
	17,946	—	—	—
Total other financial assets at fair value (2)	22,123	—	780	—

(1)          Loans at fair value represents other term lending loans. This amount includes a fair value adjustment of $362 million and a credit risk adjustment of $81 million.

(2)          This includes $202 million of fair value adjustments being derived from valuation techniques rather than directly from, or based upon, observable market data.

Where a loan is held at fair value, a statistical-based calculation is used to estimate expected losses attributable to adverse movements in credit on the assets held. This adjustment to the credit quality of the asset is then applied to the carrying value of the loan held at fair value.

The table below analyses other financial assets at fair value by geographical location. This is based on the geographical location of the office in which assets are booked.

Group
2006
$m
Australia	4,177
Europe	5,331
New Zealand	12,035
United States	580
Total other financial assets at fair value	22,123

The diversification and size of the Group is such that its lending is widely spread both geographically and in terms of the types of industries served. The following table shows year-end detail of loans at fair value, maturity distribution and concentration of credit risk by industry with the maximum credit risk represented by the carrying values, as at September 30, 2006. All loans at fair value are subject to fixed rates of interest.

	Group
	0 to 1	1 to 5	Over 5
	year	year(s)	years	Total
	$m	$m	$m	$m
Overseas
Government and public authorities	189	170	290	649
Agriculture, forestry, fishing and mining	1,207	1,554	218	2,979
Financial, investment and insurance	1,016	81	626	1,723
Real estate – construction	16	25	11	52
Manufacturing	901	233	78	1,212
Instalment loans to individuals and other personal lending (including credit cards)	52	202	128	382
Other commercial and industrial	4,841	3,075	1,861	9,777
Total loans at fair value	8,222	5,340	3,212	16,774

17 Loans and advances

		Group		Company
		2006	2005	2006	2005
		$m	$m	$m	$m

	Australia
	Overdrafts	5,517	5,036	5,517	5,036
	Credit card outstandings	4,647	4,194	4,647	4,194
	Asset and lease financing	11,184	10,102	10,862	9,418
	Housing loans	129,423	117,718	129,238	115,694
	Other term lending	39,232	32,824	38,799	32,712
	Other lending	3,874	6,248	3,348	2,368
		193,877	176,122	192,411	169,422
	Overseas
	Overdrafts	9,953	7,266	—	123
	Credit card outstandings	2,674	2,575	—	—
	Asset and lease financing	5,769	6,111	12	17
	Housing loans	42,339	34,062	187	117
	Other term lending	32,752	41,631	9,382	7,964
	Other lending	825	1,431	404	845
		94,312	93,076	9,985	9,066
	Total gross loans and advances	288,189	269,198	202,396	178,488
Deduct:	Unearned income	(2,216)	(2,106)	(1,572)	(1,278)
	Deferred net fee income	(175)	—	(58)	—
	Provision for doubtful debts (refer to note 18)	(2,021)	(2,418)	(1,251)	(1,581)
	Total net loans and advances	283,777	264,674	199,515	175,629

The Group and Company have sold or transferred $4,771 million (2005: $5,912 million) respectively of loans and advances through securitisation or other arrangements that do not qualify for derecognition from the balance sheet. The financial assets do not qualify for derecognition because the Group and Company remain exposed to the risk and rewards of ownership on an ongoing basis. The Group and Company continue to be exposed primarily to the liquidity risk, rate risk and credit risk of the loans and advances. The Group is also exposed to the residual rewards of the loans and advances as a result of its ownership interest in the transferee entities.

The diversification and size of the Group is such that its lending is widely spread both geographically and in terms of the types of industries served. In accordance with US SEC guidelines, the following table shows comparative year-end detail of the loan portfolio for the last two years ended September 30. The table also demonstrates the concentration of credit risk by industry with the maximum credit risk represented by the carrying values less provision for doubtful debts.

	Group
	2006	2005
	$m	$m
Australia
Government and public authorities	640	612
Agriculture, forestry, fishing and mining	6,278	5,930
Financial, investment and insurance	6,092	5,236
Real estate - construction	1,188	747
Manufacturing	3,736	3,596
Real estate - mortgage	129,423	117,718
Instalment loans to individuals and other personal lending (including credit cards)	8,236	7,047
Asset and lease financing	11,184	10,102
Other commercial and industrial (1)	27,100	25,134
	193,877	176,122

		Group
		2006	2005
		$m	$m
	Overseas
	Government and public authorities	231	335
	Agriculture, forestry, fishing and mining	4,806	6,122
	Financial, investment and insurance	3,518	6,107
	Real estate - construction	2,115	2,138
	Manufacturing	3,165	5,394
	Real estate - mortgage	42,339	34,062
	Instalment loans to individuals and other personal lending (including credit cards)	8,847	10,406
	Asset and lease financing	5,769	6,111
	Other commercial and industrial (1)	23,522	22,401
		94,312	93,076
	Total gross loans and advances	288,189	269,198
Deduct:	Unearned income	(2,216)	(2,106)
	Deferred net fee income	(175)	—
	Provision for doubtful debts (refer to note 18)	(2,021)	(2,418)
	Total net loans and advances	283,777	264,674

(1)          At September 30, 2006, there were no concentrations within Other commercial and industrial loans exceeding 10% of total loans and advances.

Concentrations of credit risk by geographical location are based on the geographical location of the office in which the loans or advances are booked. The amounts shown are net of unearned income and provision for doubtful debts:

	Group
	2006	2005
	$m	$m
Australia	191,134	173,350
Europe	63,503	53,029
New Zealand	25,407	34,418
United States	1,793	2,200
Asia	1,940	1,677
Total net loans and advances	283,777	264,674

The following tables show the maturity distribution of loans and advances to customers and the nature of the interest rate applicable to such loans and advances for the Group as at September 30, 2006:

	Group
	0 to 1	1 to 5	Over 5
	year (1)	year(s)	years	Total
	$m	$m	$m	$m
Maturity distribution of loans and advances
Australia
Government and public authorities	128	228	284	640
Agriculture, forestry, fishing and mining	2,778	2,792	708	6,278
Financial, investment and insurance	3,354	2,350	388	6,092
Real estate – construction	805	277	106	1,188
Manufacturing	1,188	2,046	502	3,736
Real estate – mortgage	24,345	11,208	93,870	129,423
Instalment loans to individuals and other personal lending (including credit cards)	6,224	742	1,270	8,236
Asset and lease financing	3,864	7,114	206	11,184
Other commercial and industrial	8,807	9,959	8,334	27,100
	51,493	36,716	105,668	193,877

	Group
	0 to 1	1 to 5	Over 5
	year (1)	year(s)	years	Total
	$m	$m	$m	$m
Overseas
Government and public authorities	46	53	132	231
Agriculture, forestry, fishing and mining	1,681	974	2,151	4,806
Financial, investment and insurance	735	2,386	397	3,518
Real estate – construction	1,548	414	153	2,115
Manufacturing	1,417	1,267	481	3,165
Real estate – mortgage	12,554	3,149	26,636	42,339
Instalment loans to individuals and other personal lending (including credit cards)	6,046	2,465	336	8,847
Asset and lease financing	1,420	2,154	2,195	5,769
Other commercial and industrial	10,372	6,673	6,477	23,522
	35,819	19,535	38,958	94,312
Total gross loans and advances	87,312	56,251	144,626	288,189

Nature of interest rate applicable to loans at amortised cost
Variable interest rates (2)
Australia	35,099	5,322	74,354	114,775
Overseas	31,469	11,857	22,396	65,722
Fixed interest rates
Australia	16,394	31,394	31,314	79,102
Overseas	4,350	7,678	16,562	28,590
Total gross loans and advances	87,312	56,251	144,626	288,189

(1)          Overdrafts are not subject to a repayment schedule. Due to their characteristics, overdrafts are categorised as due within one year.

(2)          For a range of credit products that are classified as variable, the Group is required to give a period of notice before a change in the applicable interest rate is effective.

Investment in finance lease receivables are as follows

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Due within 1 year	3,949	3,825	2,291	2,180
Due within 1 – 2 year(s)	2,980	2,996	1,838	1,773
Due within 2 – 3 years	1,966	2,082	1,309	1,345
Due within 3 – 4 years	1,069	1,214	772	848
Due within 4 – 5 years	556	635	401	423
Due after 5 years	2,266	2,717	93	123
Total investment in finance lease receivables	12,786	13,469	6,704	6,692

Investment in finance lease receivables net of unearned income are as follows

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Due within 1 year	3,357	3,301	1,800	1,811
Due within 1 – 2 year(s)	2,531	2,584	1,458	1,473
Due within 2 – 3 years	1,666	1,787	1,050	1,118
Due within 3 – 4 years	898	1,036	622	707
Due within 4 – 5 years	472	542	326	351
Due after 5 years	2,244	2,684	74	102
Total investment in finance lease receivables net of unearned income	11,168	11,934	5,330	5,562

18 Provisions for doubtful debts

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Specific provision for doubtful debts	184	358	137	233
Collective provision for doubtful debts	1,838	2,064	1,115	1,351
Total provision for doubtful debts	2,022	2,422	1,252	1,584
Deduct: Specific provision for off-balance sheet credit-related commitments (1)	(1)	(4)	(1)	(3)
Net provision for doubtful debts	2,021	2,418	1,251	1,581

(1)          The specific provision for off-balance sheet credit-related commitments is shown as a liability in the financial report (refer to note 31).

Reconciliation of movements in provisions for doubtful debts

Specific provision
Balance at beginning of year	358	412	233	255
AIFRS transition adjustment	(77)	—	(19)	—
Restated opening balance	281	412	214	255
Disposal of controlled entities	(7)	(21)	—	—
Transfer from collective provision	470	422	168	191
Bad debts written off	(782)	(599)	(364)	(249)
Bad debts recovered	230	195	119	77
Foreign currency translation and other adjustments	(8)	(51)	—	(41)
Balance at end of year	184	358	137	233
Collective provision
Balance at beginning of year	2,064	2,116	1,351	1,261
AIFRS transition adjustment	(415)	—	(335)	—
Restated opening balance	1,649	2,116	1,016	1,261
Disposal of controlled entities	(1)	(92)	—	—
Transfer to specific provision	(470)	(422)	(168)	(191)
Charge to income statement	606	534	262	294
Foreign currency translation and other adjustments	54	(72)	5	(13)
Balance at end of year	1,838	2,064	1,115	1,351
Total provision for doubtful debts	2,022	2,422	1,252	1,584

Specific provision for doubtful debts by industry category

The following table provides an analysis of the Group’s specific provision for doubtful debts by industry category for the last two years ended September 30:

	Group
	2006	2005
	$m	$m
Australia
Agriculture, forestry, fishing and mining	10	17
Financial, investment and insurance	6	16
Real estate - construction	1	2
Manufacturing	63	73
Real estate - mortgage (1)	28	10
Instalment loans to individuals and other personal lending (including credit cards)	2	21
Asset and lease financing	7	12
Other commercial and industrial	20	70
	137	221

	Group
	2006	2005
	$m	$m
Overseas
Agriculture, forestry, fishing and mining	6	24
Financial, investment and insurance	—	1
Real estate - construction	2	7
Manufacturing	11	3
Real estate - mortgage	1	1
Instalment loans to individuals and other personal lending (including credit cards)	10	65
Asset and lease financing	—	9
Other commercial and industrial	17	27
	47	137
Total specific provision for doubtful debts	184	358

(1)          Prior to the 2006 year, housing loans were classified as either ‘instalment loans to individuals and other personal lending (including credit cards)’ or within the industry category that the customer operated. In 2006, housing loans have been reclassified as ‘real estate - mortgage’. Consequently 2005 comparatives have been restated.

Collective provision for doubtful debts by industry category

The following table provides an analysis of the Group’s collective provision for doubtful debts by industry category for the last two years ended September 30:

	Group
	2006	2005
	$m	$m
Australia
Government and public authorities	1	—
Agriculture, forestry, fishing and mining	47	57
Financial, investment and insurance	55	55
Real estate - construction	11	24
Manufacturing	64	46
Real estate - mortgage	18	40
Instalment loans to individuals and other personal lending (including credit cards)	129	241
Asset and lease financing	53	80
Other commercial and industrial	630	715
	1,008	1,258
Overseas
Government and public authorities	1	1
Agriculture, forestry, fishing and mining	32	66
Financial, investment and insurance	23	21
Real estate - construction	16	20
Manufacturing	36	75
Real estate - mortgage	5	22
Instalment loans to individuals and other personal lending (including credit cards)	216	151
Asset and lease financing	41	60
Other commercial and industrial	460	390
	830	806
Total collective provision for doubtful debts	1,838	2,064

Bad debts written off and bad debts recovered by industry category

The following table provides an analysis of bad debts written off and bad debts recovered by industry category for the last two years ended September 30:

	Group
	2006	2005
	$m	$m
Bad debts written off
Australia
Agriculture, forestry, fishing and mining	11	8
Financial, investment and insurance	15	3
Real estate - construction	2	3
Manufacturing	14	15
Real estate - mortgage (1)	17	—
Instalment loans to individuals and other personal lending (including credit cards)	162	160
Asset and lease financing	38	13
Other commercial and industrial	80	27
	339	229
Overseas
Agriculture, forestry, fishing and mining	22	3
Real estate - construction	—	21
Manufacturing	5	8
Instalment loans to individuals and other personal lending (including credit cards)	365	278
Asset and lease financing	—	7
Other commercial and industrial	51	53
	443	370
Total bad debts written off	782	599

(1)          Prior to the 2006 year, housing loans were classified as either ‘instalment loans to individuals and other personal lending (including credit cards)’ or within the industry category that the customer operated. In 2006, housing loans have been reclassified as ‘real estate - mortgage’. 2005 comparatives have not been restated as it is impracticable to do so.

	Group
	2006	2005
	$m	$m
Bad debts recovered
Australia
Agriculture, forestry, fishing and mining	1	1
Financial, investment and insurance	—	3
Manufacturing	1	1
Real estate - mortgage	1	—
Instalment loans to individuals and other personal lending (including credit cards)	52	57
Asset and lease financing	30	2
Other commercial and industrial	32	7
	117	71
Overseas
Financial, investment and insurance	—	1
Instalment loans to individuals and other personal lending (including credit cards)	101	97
Asset and lease financing	1	—
Other commercial and industrial	11	26
	113	124
Total bad debts recovered	230	195

19 Asset quality disclosures

The following tables provide an analysis of the asset quality of the Group’s loans and advances for the last two years ended September 30. Gross amounts have been prepared without regard to security available for such loans and advances.

	Group
	2006	2005
	$m	$m
Total impaired assets (1) (2) (3)
Gross
Australia	836	761
Overseas	221	266
	1,057	1,027
Specific provision for doubtful debts
Australia	137	201
Overseas	47	115
	184	316
Net
Australia	699	560
Overseas	174	151
Total net impaired assets	873	711

(1)          Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue, non-retail loans which are contractually past due 90 days and there is sufficient doubt about the ultimate collectibility of principal and interest, and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities are classified as impaired loans when they become 180 days past due (if not written off).

(2)          Includes loans amounting to $56 million gross, $56 million net (2005: $10 million gross, $4 million net) where some concerns exist as to the ongoing ability of the borrowers to comply with existing loan terms, but on which no principal or interest payments are contractually past due.

(3)          Includes off-balance sheet credit-related commitments amounting to $7 million gross, $6 million net (2005: $27 million gross, $23 million net).

The following table provides information regarding non-impaired assets past due 90 days or more.

	Group
	2006	2005
	$m	$m
Non-impaired assets past due 90 days or more with adequate security
Australia	477	582
Overseas	58	79
Total non-impaired assets past due 90 days or more with adequate security	535	661

Non-impaired assets portfolio facilities past due 90 to 180 days
Gross
Australia	128	89
Overseas	101	69
	229	158
Specific provision for doubtful debts
Australia	—	21
Overseas	—	21
	—	42
Net
Australia	128	68
Overseas	101	48
Total net non-impaired assets portfolio facilities past due 90 to 180 days	229	116

	Group
	2006	2005
	$m	$m
Additional information in respect of impaired assets
Fair value of security (1)
Australia	470	384
Overseas	164	151
	634	535

Loans newly classified into impaired asset categories during the year
Australia	641	488
Overseas	210	205
	851	693

(1)          Fair value of security is the amount for which that security could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction. Amounts of security held in excess of the outstanding balance of individual impaired assets are not included in this table.

20 Due from customers on acceptances/liability on acceptances

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Due from customers on acceptances
Australia
Government and public authorities	24	44	24	44
Agriculture, forestry, fishing and mining	4,411	2,939	4,411	2,939
Financial, investment and insurance	3,320	2,549	3,320	2,549
Real estate - construction	1,172	794	1,172	794
Manufacturing	2,915	2,056	2,915	2,056
Instalment loans to individuals and other personal lending (including credit cards)	256	191	256	191
Other commercial and industrial	29,616	19,039	29,616	19,039
	41,714	27,612	41,714	27,612
Overseas
Manufacturing	12	2	—	—
Other commercial and industrial	—	13	—	—
	12	15	—	—
Total due from customers on acceptances	41,726	27,627	41,714	27,612

(b) Liability on acceptances

Australia	32,102	27,612	32,102	27,612
Overseas	12	15	—	—
Total liabilities on acceptances	32,114	27,627	32,102	27,612

21 Property, plant and equipment

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Land and buildings (1)
Freehold
At cost (acquired subsequent to previous valuation date)	34	14	—	—
At directors’ valuation	343	384	25	24
Leasehold
At cost (acquired subsequent to previous valuation date)	26	33	20	18
At directors’ valuation	18	17	—	—
Deduct: Accumulated depreciation on buildings	(14)	(10)	(12)	(8)
	407	438	33	34
Leasehold improvements
At cost	1,008	949	686	653
Deduct: Accumulated amortisation	(510)	(470)	(371)	(350)
	498	479	315	303
Furniture, fixtures and fittings and other equipment (2)
At cost	672	607	124	119
Under finance lease	—	1	—	1
Deduct: Accumulated depreciation and amortisation	(483)	(411)	(100)	(94)
Deduct: Accumulated impairment losses	(6)	(6)	—	—
	183	191	24	26
Data processing equipment (2)
At cost	1,337	1,341	781	726
Under finance lease	41	20	21	1
Deduct: Accumulated depreciation and amortisation	(1,113)	(1,126)	(642)	(591)
	265	235	160	136
Leased assets held as lessor
At cost	823	3,405	459	406
Deduct: Accumulated amortisation	(299)	(904)	(157)	(139)
Deduct: Accumulated impairment losses	—	(15)	—	—
	524	2,486	302	267
Total property, plant and equipment	1,877	3,829	834	766

(1)

Included within land and buildings are freehold and leasehold land and buildings that are carried at directors’ valuation. Had these land and buildings been recognised under the cost model, the carrying amount would have been:

	Land and buildings under the cost model	301	340	25	23

(2)	Net carrying value of assets under finance lease comprises of the following:

	Data processing equipment	20	2	20	—

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Reconciliations of movements in property, plant and equipment

Land and buildings
Balance at beginning of year	438	629	34	37
Disposals from sale of controlled entities	(2)	(146)	—	—
Additions	13	26	—	1
Disposals	(65)	(15)	—	(1)
Net amount of revaluation increments less decrements (1)	11	1	—	1
Depreciation	(13)	(15)	(3)	(4)
Foreign currency translation adjustments	25	(42)	2	—
Balance at end of year	407	438	33	34

Leasehold improvements
Balance at beginning of year	479	480	303	289
Disposals from sale of controlled entities	(7)	(15)	—	—
Additions	115	98	69	61
Disposals	(16)	(9)	(8)	(2)
Amortisation	(78)	(68)	(49)	(44)
Foreign currency translation adjustments	5	(7)	—	(1)
Balance at end of year	498	479	315	303

Furniture, fixtures and fittings and other equipment
Balance at beginning of year	191	217	26	21
Disposals from sale of controlled entities	(7)	(25)	—	—
Additions	36	84	8	14
Disposals	(3)	(4)	(1)	(1)
Impairment losses recognised	(1)	—	—	—
Depreciation and amortisation	(44)	(47)	(10)	(8)
Foreign currency translation adjustments	11	(34)	1	—
Balance at end of year	183	191	24	26

Data processing equipment
Balance at beginning of year	235	276	136	153
Disposals from sale of controlled entities	(1)	(8)	—	—
Additions	157	103	112	58
Disposals	(19)	(14)	(19)	(2)
Depreciation and amortisation	(111)	(115)	(69)	(73)
Foreign currency translation adjustments	4	(7)	—	—
Balance at end of year	265	235	160	136

Leased assets held as lessor
Balance at beginning of year	2,486	2,468	267	229
Disposals from sale of controlled entities	(2,002)	—	—	—
Additions	947	1,122	122	105
Disposals	(618)	(468)	(28)	(15)
Impairment losses recognised	—	(15)	—	—
Reversal of impairment losses recognised	11	—	—	—
Depreciation and amortisation	(339)	(545)	(59)	(52)
Foreign currency translation adjustments	39	(76)	—	—
Balance at end of year	524	2,486	302	267

(1)          The fair values of freehold and leasehold land and buildings have been determined by directors based on advice from independent valuers and regular independent valuations. The effective date of the most recent valuation was July 31, 2006. Such valuations were performed on an open market basis, being amounts for which assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm’s length transaction at the valuation date.

22 Investments in controlled entities and joint venture entities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Shares in controlled entities
At cost	—	—	15,451	11,150
Deduct: Provision for diminution in value	—	—	(151)	(145)
Total shares in controlled entities	—	—	15,300	11,005
Interests in joint venture entities	—	16	—	16
Total investments in controlled entities and joint venture entities	—	16	15,300	11,021

23 Goodwill and other intangible assets

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Goodwill
At cost	4,434	4,767	—	—
Total goodwill	4,434	4,767	—	—

Internally generated software
At cost	1,024	789	491	405
Deduct: Accumulated amortisation	(458)	(305)	(285)	(197)
Deduct: Accumulated impairment losses	(32)	(31)	—	—
Total internally generated software	534	453	206	208

Acquired software
At cost	415	321	288	254
Deduct: Accumulated amortisation	(252)	(160)	(158)	(121)
Total acquired software	163	161	130	133

Other acquired intangibles
At cost	103	103	—	—
Deduct: Accumulated amortisation	(31)	(26)	—	—
Total other acquired intangibles	72	77	—	—
Total goodwill and other intangible assets	5,203	5,458	336	341

Reconciliation of movements in goodwill and other intangible assets

Goodwill
Balance at beginning of year	4,767	632	—	—
AIFRS transition adjustment	—	4,094	—	—
Restated opening balance	4,767	4,726	—	—
Additions from acquisition of controlled entities (1)	—	63	—	—
Disposals from sale of controlled entities	(344)	(13)	—	—
Foreign currency translation adjustments	11	(9)	—	—
Balance at end of year	4,434	4,767	—	—

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Internally generated software
Balance at beginning of year	453	441	208	246
Additions from internal development	253	288	94	162
Disposals and write-offs	(4)	(127)	(4)	(118)
Amortisation	(147)	(134)	(92)	(82)
Impairment losses recognised	(1)	—	—	—
Foreign currency translation adjustments	(20)	(15)	—	—
Balance at end of year	534	453	206	208

Acquired software
Balance at beginning of year	161	215	133	132
Additions	56	72	41	56
Disposals and write-offs	(19)	(84)	(17)	(22)
Amortisation	(36)	(39)	(27)	(31)
Foreign currency translation adjustments	1	(3)	—	(2)
Balance at end of year	163	161	130	133

Other acquired intangibles
Balance at beginning of year	77	82	—	—
Amortisation	(5)	(5)	—	—
Balance at end of year	72	77	—	—

(1)          In 2005, this represents the purchase of the remaining equity interest in HKMLC Holdings Limited.

The estimated Group aggregate amortisation of these intangible assets over each of the next five years is $198 million in 2007, $164 million in 2008, $128 million in 2009, $98 million in 2010, and $80 million in 2011. Refer to ‘forward-looking statements’ section on page 4.

Impairment and cash generating units

For the purposes of undertaking impairment testing, cash generating units (CGUs) are identified. CGUs are determined according to the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill impairment is assessed at the group of CGUs that represents the lowest level within the Group at which goodwill is maintained for internal management purposes, which is at the segment level. Refer to note 2 for the carrying amount of goodwill allocated across CGUs.

Impairment testing compares the carrying value of an individual asset or CGU with its recoverable amount as determined using a value in use calculation.

Assumptions for determining the recoverable amount of each CGU are based on past experience and expectations for the future. Cash flow projections are based on three year management approved forecasts. These forecasts use management estimates to determine income, expenses, capital expenditure and cash flows for each CGU.

The key assumptions in determining the recoverable amount of CGUs to which goodwill or indefinite life intangible assets has been allocated are as follows:

	Discount rate (1)		Terminal value growth rate (2)
	2006	2005	2006	2005
	%	%	%	%
Australia Region	11.0%	11.0%	5.0%	5.0%
United Kingdom Region	11.0%	11.0%	5.0%	5.0%
New Zealand Region	11.0%	11.0%	5.0%	5.0%

(1)          Discount rate represents the pre-tax discount rate applied to the cash flow projections. The discount rate reflects the market determined, risk-adjusted, discount rate which was adjusted for specific risks relating to the CGUs and the countries in which they operate.

(2)          Terminal value growth rate represents the growth rate applied to extrapolate cash flows beyond the three year forecast period. These growth rates are based on forecast assumptions of the CGUs long-term performance in their respective markets. Refer to ‘forward-looking statements’ section on page 4.

24 Deferred tax assets

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax assets	1,631	1,734	1,055	950

Deferred tax assets comprise
Specific provision for doubtful debts	56	74	48	70
Collective provision for doubtful debts	532	621	328	401
Employee entitlements	224	200	193	174
Tax losses	48	33	39	33
Pension liabilities	138	296	12	31
Other	633	510	435	241
Total deferred tax assets	1,631	1,734	1,055	950

Deferred tax asset amounts recognised in the income statement:
Provision for doubtful debts	16	61	14	51
Employee entitlements	27	29	20	24
Tax losses	6	—	2	(2)
Pension liabilities	(163)	(4)	(17)	—
Other	(96)	80	(19)	24
Total deferred tax asset amounts recognised in the income statement	(210)	166	—	97

Deferred tax asset amounts recognised in equity:
Cash flow hedge reserve	(52)	—	(52)	—
Equity based payments reserve	5	—	5	—
Retained profits	(16)	—	(1)	—
Total deferred tax asset amounts recognised in equity	(63)	—	(48)	—
Total deferred tax asset amounts recognised during the year	(273)	166	(48)	97

Deferred tax assets not brought to account

Deferred tax assets have not been brought to account for the following items as realisation of the benefits is not regarded as probable:

Capital gains tax losses	1,933	1,873	853	872
Income tax losses	54	56	—	15
Temporary differences	39	37	28	21

These deferred tax assets will only be obtained if:

•      future assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised;

•      the conditions for deductibility imposed by tax legislation continue to be complied with; and

•      no changes in tax legislation adversely affect the Group in realising the benefit.

Certain tax losses and temporary differences expire as follows: $nil in 2007, $1,081 million in 2008 and $22 million after 2008. Other tax losses and temporary differences do not expire under current legislation.

25 Other assets

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Accrued interest receivable	2,662	1,798	1,861	1,248
Prepayments	134	159	58	60
Receivables	520	969	372	636
Other life insurance assets
Accrued income receivable	40	43	—	—
Outstanding premiums receivable	77	75	—	—
Unsettled investment transactions	5	12	—	—
Other	99	68	—	—
Defined benefit pension scheme assets (1)	258	111	202	59
Other	2,244	1,767	769	682
Total other assets	6,039	5,002	3,262	2,685

(1)          Refer to note 34 for detailed disclosures.

26 Due to other banks

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Interest bearing	16,098	12,696	16,098	12,696
Non-interest bearing	284	651	284	651
	16,382	13,347	16,382	13,347
Overseas
Interest bearing	21,095	22,945	16,633	19,258
Non-interest bearing	12	30	—	—
	21,107	22,975	16,633	19,258
Total due to other banks	37,489	36,322	33,015	32,605

27 Other financial liabilities at fair value

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Securities sold short	1,121	346	1,121	286
Other financial liabilities	251	—	251	—
	1,372	346	1,372	286
Overseas
Deposits and other borrowings
Certificates of deposit	2,866	—	—	—
Term deposits	3,176	—	967	—
Borrowings	4,544	—	—	—
Bonds, notes and subordinated debt (1)(2)(3)	3,615	—	—	—
Securities sold short	1,675	1,141	1,105	351
Other financial liabilities	396	—	18	—
Fair value adjustment	36	—	47	—
	16,308	1,141	2,137	351
Total other financial liabilities at fair value	17,680	1,487	3,509	637

(1)          Includes $300m fixed rate note (issued by Clydesdale Bank PLC) maturing greater than 5 years with a fixed rate of 4.38%.

(2)          Includes $1,818m floating rate note (FRN) issued under the USD global medium-term notes program maturing between 1 to 5 years, $367m FRN issued under the NZD global medium-term notes program maturing between 1 to 5 years, $177m fixed rate note issued under the HKD global medium-term notes program maturing between 1 to 5 years with a fixed rate of 4.47%, $342m FRN issued under the EUR global medium-term notes program maturing between 1 to 5 years (all issued by BNZ International Funding Limited).

(3)          Includes $90m fixed rate note issued under the NZD domestic medium-term notes program maturing between 0 to 1 year with fixed rates between 6.62% and 7.50% and $433m fixed rate note issued under the NZD domestic medium-term notes program maturing between 1 to 5 years with fixed rates between 7.14% and 7.50% and $88m fixed rate note issued under the NZD domestic medium-term notes program maturing greater than 5 years issued by BNZ Limited fixed at 7.50%.

Where a liability is held at fair value the movement in fair value attributable to changes in the Group’s own credit quality is calculated through reference to an observable market rate where available or the derivation of a credit adjustment based upon observable market inputs. This adjustment to the credit quality of the liability is then applied to the carrying value of the liability held at fair value.

Bonds, notes and subordinated debt are held at fair value where an accounting mismatch is significantly reduced or eliminated that would occur if the financial liability was measured on another basis.

Funds are derived from well-diversified resources spread over the following geographic locations. Concentrations of other financial liabilities at fair value by geographic location are based on the geographic location in which the liabilities are recognised:

	Group
	2006	2005
	$m	$m
Australia	1,372	346
Europe	2,410	351
New Zealand	13,328	193
United States	570	597
Total other financial liabilities at fair value	17,680	1,487

Maturities of deposits

The following table shows the maturity profile of all certificates of deposit, and additionally term deposits issued with a value of $100,000 or more at September 30, 2006 that are included within the deposits and other borrowings - other financial liabilities at fair value category:

	0 to 3	3 to 6	6 to 12	Over 12
	month(s)	months	months	months	Total
	$m	$m	$m	$m	$m
Overseas
Certificates of deposit	2,098	380	355	33	2,866
Term deposits	2,000	113	78	977	3,168
Total certificates of deposit and term deposits > $100,000	4,098	493	433	1,010	6,034

28 Deposits and other borrowings

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Deposits
Deposits not bearing interest	7,555	6,544	7,555	6,544
On-demand and short-term deposits (1)	63,278	51,694	63,278	51,694
Certificates of deposit	8,180	13,934	8,180	13,934
Term deposits	34,967	34,065	34,967	34,065
Securities sold under agreements to repurchase	3,629	2,429	3,629	2,429
Borrowings	13,101	13,638	13,030	10,053
	130,710	122,304	130,639	118,719
Overseas
Deposits
Deposits not bearing interest	4,581	4,437	404	594
On-demand and short-term deposits (1)	38,816	33,008	2,007	3,848
Certificates of deposit	13,466	12,835	10,088	7,536
Term deposits	30,860	29,510	12,829	11,466
Securities sold under agreements to repurchase	1,697	2,679	1,697	2,679
Borrowings	2,147	7,784	—	—
	91,567	90,253	27,025	26,123
Total deposits and other borrowings	222,277	212,557	157,664	144,842

(1)          Deposits available on demand or lodged for periods of less than 30 days.

Funds are derived from well-diversified resources spread over the following geographic locations. Concentrations of deposits and other borrowings by geographical location are based on the geographical location of the office in which the deposits and other borrowings are recognised:

	Group
	2006	2005
	$m	$m
Australia	130,710	122,304
Europe	58,807	46,648
New Zealand	19,595	26,172
United States	7,513	13,390
Asia	5,652	4,043
Total deposits and other borrowings	222,277	212,557

Maturities of deposits

The following table shows the maturity profile of all certificates of deposit, and additionally term deposits issued with a value of $100,000 or more that are recorded at amortised cost at September 30, 2006:

	0 to 3	3 to 6	6 to 12	Over 12
	month(s)	months	months	months	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	5,501	1,851	820	8	8,180
Term deposits	22,404	3,249	2,754	609	29,016
	27,905	5,100	3,574	617	37,196
Overseas
Certificates of deposit	8,322	1,999	2,632	513	13,466
Term deposits	20,719	4,756	1,807	2,544	29,826
	29,041	6,755	4,439	3,057	43,292
Total certificates of deposit and term deposits > $100,000	56,946	11,855	8,013	3,674	80,488

Short-term borrowings

Short-term borrowings of the Group include the commercial paper programs of the Company, National Australia Funding (Delaware), Inc., Bank of New Zealand and Clydesdale Bank PLC. The following table sets forth information concerning the Group’s commercial paper programs for each of the last two years ended September 30:

	Group
	2006	2005
	$m	$m
Commercial paper
Balance outstanding at balance date	16,264	16,690
Maximum outstanding at any month end	28,233	27,239
Approximate average amount outstanding during the year	20,377	17,666
Approximate weighted average interest rate on
Balance outstanding at balance date (per annum)	4.7%	3.5%
Average amount outstanding during the year (per annum)	3.8%	3.1%

29 Life policy liabilities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Life insurance contracts
Best estimate liabilities
Value of future policy benefits	5,089	7,241	—	—
Value of future expenses	1,303	1,502	—	—
Future charges for acquisition costs	(60)	(59)	—	—
Value of future revenues	(6,399)	(8,220)	—	—
Total best estimate liabilities for life insurance contracts	(67)	464	—	—
Value of future profits
Value of policy owner business	591	567	—	—
Value of future shareholder profit margins	1,608	2,264	—	—
Total value of future profits	2,199	2,831	—	—
Unvested policyholder benefits	163	158	—	—
Gross policy liabilities for life insurance contracts	2,295	3,453	—	—

Life investment contracts
Life investment contract liabilities	44,180	38,670	—	—
Total life policy liabilities	46,475	42,123	—	—

The calculation of policy liabilities is subject to various actuarial assumptions which are summarised in note 55. All policy liabilities relate to the business conducted in the statutory funds, including international life insurance funds, and will be settled from the assets of each statutory fund (refer to note 1A(aa)).

In respect of life insurance contracts with a discretionary participating feature, there are $1,685 million (2005: $1,780 million) of liabilities that relate to guarantees. In respect of investment contracts, there are $1,353 million (2005: $1,378 million) of policy liabilities subject to investment performance guarantees.

Reconciliation of movements in policy liabilities

	Group
	2006	2005
	$m	$m
Life insurance contract liabilities at beginning of year	3,453	3,504
Impact of transition to AIFRS	(631)	—
Restated opening balance	2,822	3,504
Increase/(decrease) reflected in the income statement	87	(51)
Disposals	(614)	—
Life insurance contract policy liabilities at end of year	2,295	3,453

Life investment contract policy liabilities
Life investment contract liabilities at beginning of year	38,670	32,630
Impact of transition to AIFRS	821	—
Restated opening balance	39,491	32,630
Increase reflected in the income statement	4,461	5,621
Premiums recognised in policy liabilities	7,699	6,602
Claims recognised in policy liabilities	(7,471)	(6,183)
Life investment contract policy liabilities at end of year	44,180	38,670
Total gross policy liabilities at end of year	46,475	42,123

Liabilities ceded under reinsurance (1)
Balance at beginning of year	—	—
Impact of transition to AIFRS	202	—
Restated opening balance	202	—
Increase/(decrease) in reinsurance assets reflected in the income statement	(92)	—
Increase/(decrease) in life insurance contracts from recapture of reinsurance treaty	(181)	—
Balance at end of year (1)	(71)	—
Net policy liabilities at end of year	46,404	42,123

(1)          From October 1, 2005, on transition to AIFRS, policy liabilities are grossed up for liabilities ceded under reinsurance. In the 2005 year, liabilities ceded under reinsurance of $202 million were deducted from the gross policy liabilities amount. The $71 million reinsurance balance in the 2006 year is included within “Other assets”.

30 Current and deferred tax liabilities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Current tax liabilities	532	145	526	19
Deferred tax liabilities	1,490	1,226	342	1,016
Total income tax liabilities	2,022	1,371	868	1,035

Deferred tax liabilities comprise
Depreciation	288	69	(64)	(53)
Statutory funds	571	512	—	512
Pension assets	78	34	61	18
Other	553	611	345	539
Total deferred tax liabilities	1,490	1,226	342	1,016

Deferred tax liability amounts recognised in the income statement:
Depreciation	(32)	50	(5)	28
Statutory funds	46	—	—	—
Pension assets	(1)	(8)	(1)	1
Other	(126)	(53)	(111)	3
Total deferred tax liability amounts recognised in the income statement	(113)	(11)	(117)	32

Deferred tax liability amounts recognised in equity:
Asset revaluation reserve	—	(3)	—	—
Cash flow hedge reserve	(30)	—	(16)	—
Retained profits	47	(39)	43	—
Total deferred tax liability amounts recognised in equity	17	(42)	27	—
Total deferred tax liability amounts recognised during the year	(96)	(53)	(90)	32

The amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognised is $64 million (2005: $87 million).

31 Provisions

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Employee entitlements	743	716	678	607
Operational risk event losses	143	215	99	162
Restructuring costs	269	443	171	254
Off-balance sheet credit-related commitments	1	4	1	3
Other	462	469	96	111
Total provisions	1,618	1,847	1,045	1,137

Provision for restructuring costs comprises
Termination benefits and outplacement	140	263	96	167
Occupancy-related	108	129	63	71
Other	21	51	12	16
Total provision for restructuring costs	269	443	171	254

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Reconciliations of movements in provisions

Employee entitlements
Balance at beginning of year	716	594	607	492
Provision expense	644	597	422	379
Payments out of provisions	(619)	(448)	(349)	(264)
Sale of controlled entities	(2)	(15)	—	—
Provision no longer required and net foreign currency movements	4	(12)	(2)	—
Balance at end of year	743	716	678	607

Operational risk event losses
Balance at beginning of year	215	148	162	38
Provision expense	120	189	95	159
Payments out of provisions	(192)	(85)	(158)	(35)
Sale of controlled entities	—	(27)	—	—
Provision no longer required and net foreign currency movements	—	(10)	—	—
Balance at end of year	143	215	99	162

Provision for operational risk event losses is recorded for losses which do not relate directly to principal outstanding for loans and advances and is recognised for all significant anticipated operational risk event losses where a loss is probable. The amount recognised as a provision is the best estimate of the consideration required to settle the obligation at reporting date taking into account the risks and uncertainties that surround the circumstances of the provision.

Restructuring costs
Balance at beginning of year	443	86	254	28
Provision expense	—	570	—	315
Payments out of provisions	(186)	(174)	(90)	(78)
Sale of controlled entities	—	(8)	—	—
Provision no longer required and net foreign currency movements	12	(31)	7	(11)
Balance at end of year	269	443	171	254

Provision for restructuring costs includes provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. A provision for restructuring costs is only made where the Group has made a commitment and entered into an obligation such that it has no realistic alternative but to carry out the restructure and make future payments to settle the obligation. A provision for restructuring costs is only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. This includes the cost of staff terminations benefits and surplus leased space. Costs related to ongoing activities are not provided for.

Off-balance sheet credit-related commitments
Balance at beginning of year	4	10	3	5
Provision no longer required and net foreign currency movements	(3)	(6)	(2)	(2)
Balance at end of year	1	4	1	3

Other
Balance at beginning of year	469	291	111	66
Provision expense	271	366	32	106
Payments	(219)	(150)	(55)	(60)
Sale of controlled entities	(65)	(28)	—	—
Provision no longer required and net foreign currency movements	6	(10)	8	(1)
Balance at end of year	462	469	96	111

Other provisions include provisions for legal and other business claims, provisions for indemnities granted for controlled entities sold, redemption of National Gold Rewards points and other smaller items. A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

32 Bonds, notes and subordinated debt

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Medium-term notes	45,745	30,616	41,579	29,522
Other senior notes	8,419	3,185	4,012	933
Subordinated medium-term notes	10,556	7,668	9,943	7,668
Other subordinated notes	310	—	—	—
Total bonds, notes and subordinated debt	65,030	41,469	55,534	38,123
Net premiums/(discounts)	(24)	21	(21)	(15)
Total net bonds, notes and subordinated debt	65,006	41,490	55,513	38,108

Medium-term notes

The Group operates a number of medium-term notes programs:

•                  under the Euro medium-term note program of the Company, notes may be issued up to an aggregate amount of US$25,000 million for terms of three months or more. At September 30, 2006, based on exchange rates at dates of issue, the Company had US$14,502 million outstanding under this program. No further issues are envisaged under this program as it has been replaced by the global medium-term note program which permits either the Company, Clydesdale Bank plc or BNZ International Funding Limited (BNZ-IF) to issue notes;

•                  under the debt issuance program of the Company, the aggregate issue amount is not limited. At September 30, 2006, the Company had $7,045 million outstanding under this program;

•                  under the registered US medium-term note program of the Company, US$2,600 million is currently available. At September 30, 2006, the Company had US$1,300 million outstanding under this program;

•                  under the US medium-term notes program through the Company’s New York branch, notes may be issued up to an aggregate amount of US$1,000 million for terms of nine months or more. At September 30, 2006, the Company had no outstanding issues under this program;

•                  under the global medium-term note program of the Company, notes may be issued up to an aggregate amount of US$30,000 million. At September 30, 2006, the Group had US$17,406 million outstanding under this program; and

•                  Clydesdale Bank PLC and BNZ International Funding Limited (BNZ-IF) acting through its London Branch were added as issuers under the global medium-term note program in October 2005.

•                  Medium-term notes rank equally with depositors and all other creditors of the Company.

•                  The Group has designated certain debt issues as being carried at fair value. Refer to note 27 for further information.

Outstanding medium-term notes issued by the Group pursuant to medium-term notes programs at September 30 were as follows:

AUD Euro medium-term notes (1) (2)	1,274	2,734	1,274	2,734
CAD Euro medium-term notes (1) (3)	1,323	1,232	1,323	1,232
CHF Euro medium-term notes (1) (4)	671	634	671	634
EUR Euro medium-term notes (1) (5)	2,377	4,076	2,377	4,076
GBP Euro medium-term notes (1) (6)	2,116	2,876	2,116	2,876
HKD Euro medium-term notes (1) (7)	961	1,188	961	1,188
JPY Euro medium-term notes (1) (8)	412	782	412	782
NOK Euro medium-term notes (1) (9)	103	101	103	101
NZD Euro medium-term notes (1) (10)	437	546	437	546
SGD Euro medium-term notes (1) (11)	92	85	92	85
USD Euro medium-term notes (1) (12)	5,404	5,616	5,404	5,616
NZD Bank of New Zealand medium-term notes	—	516	—	—
AUD global medium-term notes (13) (14)	298	—	298	—
CAD global medium-term notes (13) (15)	481	448	481	448
CHF global medium-term notes (13) (16)	1,289	81	1,289	81
EUR global medium-term notes (13) (17)	8,422	1,738	7,406	1,738
GBP global medium-term notes (13) (18)	4,992	855	2,483	855
HKD global medium-term notes (13) (19)	1,185	593	1,185	593
JPY global medium-term notes (13) (20)	303	—	303	—
NZD global medium-term notes (13) (21)	309	227	309	227
USD global medium-term notes (13) (22)	5,381	885	5,381	885
AUD debt issuance notes (23) (24)	7,274	4,825	7,274	4,825
GBP medium-term notes (25)	641	578	—	—
Total medium-term notes	45,745	30,616	41,579	29,522

(1)          Notes issued under the Company’s Euro medium-term note program.

(2)          $649m fixed rate notes maturing between 1 to 5 years with fixed rates between 4.88% - 5.57%, $275m floating rate notes (FRN) maturing between 0 to 1 year and $350m FRN’s maturing between 1 to 5 years.

(3)          $241m fixed rate notes maturing between 1 to 5 years with fixed rates between 4.25% - 4.75% and $1,082m FRN’s maturing between 1 to 5 years.

(4)          $537m fixed rate notes maturing between 1 to 5 years with fixed rates of 1.88% and $134m FRN’s maturing between 1 to 5 years.

(5)          $59m fixed rate notes maturing between 0 to 1 year with fixed rates of 3.00%, $25m fixed rates notes maturing between 1 to 5 years with fixed rates of 2.82%, $1,359m FRN’s maturing between 0 to 1 year and $934m FRN’s maturing between 1 to 5 years.

(6)          $501m fixed rate notes maturing between 0 to 1 year with fixed rates of 5.50%, $1,003m fixed rate notes maturing between 1 to 5 years with fixed rates of 4.25%, $110m FRN’s maturing between 0 to 1 years and $502m FRN’s maturing between 1 to 5 years.

(7)          $375m fixed rate notes maturing between 0 to 1 years with fixed rates between 1.92% - 5.47%, $292m fixed rate notes maturing between 1 to 5 years with fixed rates between 2.63 - 3.73%, $268m fixed rate notes maturing greater than 5 years with fixed rates between 3.70% - 4.70% and $26m FRN’s maturing between 0 to 1 year.

(8)          $220m fixed rate notes maturing between 0 to 1 year with fixed rates of 0.22%, $34m fixed rate notes maturing greater than 5 years with fixed rates of 1.00%, $120m FRN’s maturing between 1 to 5 years and $38m maturing greater than 5 years.

(9)          $103m fixed rate notes maturing between 0 to 1 year with fixed rates of 6.55%.

(10)        $437m fixed rate notes maturing between 1 to 5 years with fixed rates of 6.00%.

(11)        $92m fixed rate notes maturing between 0 to 1 year with fixed rates of 3.18%.

(12)        $94m fixed rate notes maturing between 0 to 1 year with fixed rates between 3.01% - 3.60%, $2,208m fixed rate notes maturing between 1 to 5 years with fixed rates between 3.37% - 4.25%, $361m FRN’s maturing between 0 to 1 year and $2,741m maturing between 1 to 5 years.

(13)        Notes issued under the Company’s global medium-term note program.

(14)        $30m fixed rate notes maturing between 1 to 5 years with fixed rates of 5.77%, $268m FRN’s maturing between 1 to 5 years.

(15)        $481m FRN’s maturing between 1 to 5 years.

(16)        $86m fixed rate notes maturing between 1 to 5 years with fixed rates of 1.09%, $264m fixed rate notes maturing greater than 5 years with fixed rates of 2.26% , $939m FRN’s maturing between 1 to 5 years.

(17)        $31m fixed rate notes maturing between 1 to 5 years with fixed rates of 2.88%, $170m FRN’s maturing between 0 to 1 year, $8,221m FRN’s maturing between 1 to 5 years.

(18)        $427m fixed rate notes maturing between 1 to 5 years with fixed rates between 4.63% - 5.30%, $4,565m FRN’s maturing between 1 to 5 years.

(19)        $215m fixed rate notes maturing between 0 to 1 year with fixed rates between 3.22% - 4.23%, $808m fixed rate notes maturing between 1 to 5 years with fixed rates between 3.82% - 5.31%, $137m fixed rate notes maturing greater than 5 years with fixed rates between 5.09% - 5.44% and $25m FRN’s maturing between 1 to 5 years.

(20)        $57m fixed rate notes maturing between 1 to 5 years with fixed rates of 0.10%, $246m FRN’s maturing between 1 to 5 years.

(21)        $90m fixed rate notes maturing between 1 to 5 years with fixed rates of 7.40%, $219m FRN’s maturing between 1 to 5 years.

(22)        $27m fixed rate notes maturing between 0 to 1 year with fixed rates of 4.24%, $1,396m fixed rate notes maturing between 1 to 5 years with fixed rates between 4.04% - 5.78%, $123m fixed rate notes maturing greater than 5 years with fixed rates between 4.49% - 6.02%, $67m FRN’s maturing between 0 to 1 year, $3,660m FRN’s maturing between 1 to 5 years, $108m FRN’s maturing greater than 5 years.

(23)        Notes issued under the Company’s debt issuance program.

(24)        $500m fixed rate notes maturing between 0 to 1 year with fixed rates of 6.00%, $1,944m fixed rate notes maturing between 1 to 5 years with fixed rates between 5.50% - 6.25%, $900m FRN’s maturing between 0 to 1 year, $3,930m FRN’s maturing between 1 to 5 years.

(25)        $641m FRN’s maturing between 1 to 5 years.

Other senior notes

Outstanding other senior notes issued by the Group under stand-alone programs as at September 30 were as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Extendible Rate Notes (1)	4,012	—	4,012	—
AUD floating rate note (FRN) transferable certificates of deposit notes	—	933	—	933
National RMBS Trust 2004-1 and RMBS Trust 2006-1 (2) (3)	2,407	1,818	—	—
National RMBS Trust 2006-2 (4)	1,661	—	—	—
TSL Trust A Senior Notes	20	20	—	—
Medfin Trust Senior Notes - Lease Securitisation (5)	319	414	—	—
Total other senior notes	8,419	3,185	4,012	933

(1)          $3,343m floating rate extendible notes maturing between 1 to 5 years, $669m floating rate extendible notes maturing greater than 5 years.

(2)          $641m National RMBS Trust 2004-1 mortgage backed floating rate Class A-1 US$ Notes, $240m National RMBS Trust 2004-1 mortgage backed floating rate A$ Class A-2 Notes, $198m National RMBS Trust 2004-1 mortgage backed floating rate EUR Class A-3 Notes and $18m National RMBS Trust 2004-1 mortgage backed floating rate A$ Class B Notes with a maturing date of March 2034.

(3)          $1,300m National RMBS Trust 2006-1 mortgage backed floating rate A$ Class A Notes, $10m National RMBS Trust 2006-1 mortgage backed floating rate A$ Class B Notes.

(4)          $308m National RMBS Trust 2006-2 mortgage backed floating rate A$ Senior Notes and $1,353m National RMBS Trust 2006-2 mortgage backed floating rate A$ Class B Preference Notes.

(5)          $27.3m Medfin Trust 2003-1 lease backed floating rate A$ Class A Notes, $1.3m Medfin Trust 2003-1 lease backed floating rate A$ Class C Notes with a maturing date of May 2010, $22.0m Medfin Trust 2003-2 lease backed floating rate A$ Class A Notes, $0.4m Medfin Trust 2003-2 lease backed floating rate A$ Class B Notes, $1.7m Medfin Trust 2003-2 lease backed floating rate A$ Class C Notes with a maturing date of September 2010, $65.2m Medfin Trust 2004-1 lease backed floating rate A$ Class A Notes, $1.4m Medfin Trust 2004-1 lease backed floating rate A$ Class B Notes, $2.2m Medfin Trust 2004-1 lease backed floating rate A$ Class C Notes with a maturing date of March 2011, $68.5m Medfin Trust 2004-2 lease backed floating rate A$ Class A Notes, $1.4m Medfin Trust 2004-2 lease backed floating rate A$ Class B Notes, $2.2m Medfin Trust 2004-2 lease backed floating rate A$ Class C Notes with a maturing date of October 2011, $122.3m Medfin Trust lease backed fixed rate A$ Class Senior Notes with a maturing date of October 2006, $1.3m Medfin Trust lease backed floating rate A$ Class A Notes and $2.6m Medfin Trust lease backed floating rate A$ Class B Notes with a maturing date of May 2012.

Subordinated notes

Certain notes are subordinated in right of payment to the claims of depositors and all other creditors of the Company. Subordinated notes with an original maturity of at least five years constitute Tier 2 capital as defined by APRA for capital adequacy purposes.

Subordinated medium-term notes

Subordinated notes have been issued under the debt issuance program, Global medium-term note program, Euro medium-term note program and the US medium-term note programs of the Company, described above.

Outstanding subordinated medium-term notes issued by the Group under these programs as at September 30 were as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
USD subordinated Euro medium-term notes (1)
USD 300m subordinated Euro medium-term FRN due 03/12/2008	401	394	401	394
USD 200m subordinated Euro medium-term FRN due 05/08/2011	—	263	—	263
USD 300m subordinated Euro medium-term FRN due 08/29/2013	401	394	401	394
USD 750m subordinated Euro medium-term FRN due 06/23/2014	1,003	985	1,003	985
USD subordinated medium-term notes (2)
USD 725m subordinated global medium term debt due 06/29/2016	970	—	970	—
USD subordinated medium-term notes (2)
USD 400m 6.6% subordinated medium-term notes due 12/10/2007	542	525	542	525
USD 700m subordinated medium-term FRN due 05/19/2010	—	—	—	—
USD 900m 8.6% subordinated medium-term notes due 05/19/2010	1,315	1,181	1,315	1,181
EUR subordinated Euro medium-term notes (1)
EUR 600m subordinated Euro medium-term FRN due 09/23/2014	1,020	948	1,020	948
EUR 600m 3.875% subordinated Euro medium-term notes due 06/04/2015	987	948	987	948
EUR 500m 4.5% subordinated Euro medium-term notes due 06/23/2016	867	790	867	790
EUR subordinated global medium-term notes (4)
EUR 275m subordinated global medium term note due 04/07/2016	467	—	467	—
EUR 200m subordinated global medium-term note due 09/29/2016	340	—	340	—
CAD subordinated medium-term notes (4)
CAD 300m subordinated global medium-term note due 09/21/2016	367	—	367	—
GBP subordinated Euro medium-term notes (1)
GBP 200m 5.375% subordinated Euro medium-term notes due 10/28/2015	503	462	503	462
GBP subordinated global medium-term notes (4)
GBP 250m subordinated medium-term notes due 02/17/2016	613	—	—	—

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
AUD subordinated debt issuance (3)
AUD 450m 6.5% subordinated domestic medium-term notes due 06/02/2014	449	450	449	450
AUD 220m subordinated domestic medium-term FRN due 06/02/2014	220	220	220	220
AUD 25m subordinated FRN due 06/08/2006 (1)	—	25	—	25
AUD 40m subordinated FRN due 06/08/2008 (1)	40	40	40	40
AUD 3m subordinated FRN due 06/08/2010 (1)	3	3	3	3
AUD 20m 7.5% subordinated notes due 12/15/2027	24	20	24	20
AUD 20m 7.5% subordinated notes due 06/15/2028	24	20	24	20
Total subordinated medium-term notes	10,556	7,668	9,943	7,668

(1)          Notes issued under the Company’s Euro medium-term note program.

(2)          Notes issued under the Company’s US medium-term note program.

(3)          Notes issued under the Company’s debt issuance program.

(4)          Notes issued under the Company’s global medium-term note program.

Other subordinated notes

The Company has conducted a number of stand-alone subordinated notes issues.

Outstanding other subordinated notes issued by the Company under stand-alone programs as at September 30 were as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
AUD 100m subordinated FRN due 6/16/2026	103	—	—	—
AUD 200m subordinated 6.75% due 6/16/2026	207	—	—	—
Total other subordinated notes	310	—	—	—

Refer to note 43 for the expected repricing dates relating to bonds, notes and subordinated debt.

33 Other debt issues

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Perpetual floating rate notes	334	328	334	328
Exchangeable capital units	1,261	1,231	—	—
National Capital Instruments	679	—	—	—
Total other debt issues	2,274	1,559	334	328

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

•      the payment of interest will also be optional if a dividend has not been declared, paid or made in the preceding 12 months; and

•      in the event of the winding-up of the Company, the rights of the note holders will rank in preference only to the rights of preferred and ordinary shareholders and creditors whose claims rank, or are expressed to rank, after those of the note holders and coupon holders.

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

As a result of certain holders of exchangeable capital units exercising their options to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at September 30, 2006 is 21,062,934 (2005: 39,011,250).

From October 1, 2005 the exchangeable capital units are accounted for as a liability, revalued to the current spot rate each period end. The option to convert this instrument into an ordinary share of the Company is an embedded derivative that must be separated and recorded at fair value due to the requirements of AASB 139. The fair value of the derivative is included within the carrying value of the exchangeable capital units and movements in the fair value of the derivatives are included in the income statement.

The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after March 19, 2007, with the prior consent of APRA.

National Capital Instruments

On September 29, 2006, the Group raised EUR400 million through the issue by National Capital Instruments [Euro] LLC 2 (a controlled entity formed in Delaware) of 8,000 National Capital Instruments (European NCIs) at EUR50,000 each. Each Euro NCI earns a non-cumulative distribution, payable quarterly in arrears until September 29, 2016 at a rate equal to three month EURIBOR plus a margin of 0.95% per annum. For all distribution periods ending after September 29, 2016, each Euro NCI earns a non-cumulative distribution, payable quarterly in arrears, equal to three month EURIBOR plus a margin of 1.95% per annum. The securities are constituted by instruments governed by English and Delaware law.

However, if Euro NCIs were to cease to be eligible to qualify as Tier 1 capital (other than on account of any applicable limitation on the amount of such capital) and APRA confirms that  ‘Capital Disqualification Event’, distributions will become unconditional liabilities of National Capital Instruments [Euro] LLC 2.

With the prior consent of APRA, the Euro NCIs may be redeemed in certain limited circumstances. These circumstances are on September 29, 2016 and any subsequent distribution payment date after September 29, 2016.

The Euro NCI Preference Shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the Euro NCI preference shares, in which case they can only be redeemed if certain adverse tax, regulatory or acquisition events have occurred or on any date on or after September 29, 2016).

Other key terms and conditions are consistent with those of the Australian National Capital Instruments. Refer to note 37 for further information.

34 Defined benefit pension scheme assets and liabilities

The Group maintains several defined benefit superannuation plan and pension scheme arrangements worldwide. Some sponsored plans are in actuarial surplus, others are in a position of actuarial deficiency. Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns. This note sets out the Group’s position in relation to its defined benefit plans. Plans listed below show the position using the most recent information available.

(a) Superannuation plans

The Group’s accounting policy for superannuation commitments is set out in note 1A(hh). In 2006, the Group contributed to six material superannuation plans, all of which had a defined benefit section. The defined benefit section provides lump sum benefits based on years of service and a salary component determined in accordance with the specific plan. All defined benefit pension plans have been closed to new members. Where they exist, the defined contribution section of any plan receives fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions.

The following sets out details in respect of the defined benefit sections only.

(b) Balance sheet amounts

The amounts recognised in the Group’s balance sheet are as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Net asset in the balance sheet
Fair value of plan assets	2,929	2,466	2,763	2,296
Present value of funded obligations	(2,705)	(2,367)	(2,591)	(2,246)
Net asset before adjustment for contribution tax	224	99	172	50
Adjustment for contribution tax	34	12	30	9
Net asset in the balance sheet (1) (2)	258	111	202	59

Net liability in the balance sheet
Fair value of plan assets	4,627	3,686	356	284
Present value of partly funded obligations	(4,940)	(4,671)	(388)	(385)
Net liability in the balance sheet (1)	(313)	(985)	(32)	(101)

(1)          The net liability is not an obligation to make payments in respect of the plans’ deficits over and above the Group’s annual contributions, nor does the Group have a right to benefit from any surplus in the plans.

(2)          Included within “Other assets” (refer to note 25).

(c) Categories of plan assets

Set out below is the fair value of the Group’s defined benefit pension plan asset allocation including the percentage of the total plan assets as at September 30:

	Group				Company
	2006		2005		2006		2005
	$m	%	$m	%	$m	%	$m	%
Cash	467	6.2	111	1.8	142	4.6	89	3.4
Equity instruments	4,552	60.3	3,983	64.7	1,763	56.5	1,512	58.6
Debt instruments	1,815	24.0	1,519	24.7	663	21.2	533	20.7
Property	502	6.6	442	7.2	337	10.8	349	13.5
Other assets	220	2.9	97	1.6	214	6.9	97	3.8
Fair value of plan assets	7,556	100.0	6,152	100.0	3,119	100.0	2,580	100.0

The fair value of plan assets includes ordinary shares issued by the Company with a fair value of $62 million (2005: $41 million) and land and buildings occupied by the Group with a fair value of $33 million (2005: $27 million).

(d) Reconciliations

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Net asset in the balance sheet
Reconciliation of the present value of the defined benefit obligation
Balance at beginning of year	(2,367)	(2,092)	(2,246)	(1,982)
Current service cost	(127)	(112)	(120)	(108)
Interest cost	(189)	(166)	(183)	(161)
Actuarial losses	(95)	(54)	(97)	(51)
Benefits paid	195	158	180	138
Member contributions	(126)	(82)	(125)	(82)
Past service cost	—	(21)	—	—
Foreign currency translation adjustments	4	2	—	—
Balance at end of year	(2,705)	(2,367)	(2,591)	(2,246)

Reconciliation of the fair value of plan assets
Balance at beginning of year	2,466	2,211	2,296	2,029
Expected return on plan assets (1)	196	175	185	163
Actuarial gains	224	55	220	53
Contributions by Group companies	145	135	139	127
Benefits paid	(195)	(158)	(180)	(138)
Member contributions	126	82	125	82
Plan expenses	(7)	(11)	(1)	(1)
Contributions tax paid on period contributions by Group companies	(22)	(20)	(21)	(19)
Foreign currency translation adjustments	(4)	(3)	—	—
Balance at end of year	2,929	2,466	2,763	2,296

(1)          The actual return on plan assets for the Group was $420 million (2005: $230 million), and for the Company was $405 million (2005: $216 million).

Net liability in the balance sheet
Reconciliation of the present value of the defined benefit obligation
Balance at beginning of year	(4,671)	(6,072)	(385)	(335)
Current service cost	(113)	(140)	(20)	(21)
Interest cost	(231)	(263)	(19)	(17)
Actuarial losses	(79)	(589)	(8)	(47)
Benefits paid	159	154	29	8
Past service cost	387	(22)	45	(5)
Disposals and restructures	(14)	1,823	—	—
Settlements or curtailments	—	11	—	3
Foreign currency translation adjustments	(378)	427	(30)	29
Balance at end of year	(4,940)	(4,671)	(388)	(385)

Reconciliation of the fair value of plan assets
Balance at beginning of year	3,686	4,798	284	242
Expected return on plan assets (1)	274	300	21	19
Actuarial gains	132	481	13	32
Contributions by Group companies	369	152	43	21
Benefits paid	(159)	(154)	(29)	(8)
Plan expenses	(4)	(4)	(1)	(1)
Disposals and restructures	—	(1,550)	—	—
Foreign currency translation adjustments	329	(337)	25	(21)
Balance at end of year	4,627	3,686	356	284

(1)          The actual return on plan assets for the Group was $406 million (2005: $781 million), and for the Company was $34 million (2005: $51 million).

(e) Amounts recognised in the income statement

The amounts recognised in the consolidated income statement are as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Current service cost	240	252	140	129
Interest cost	420	429	202	178
Expected return on plan assets	(470)	(475)	(206)	(182)
Plan expenses	11	15	2	2
Past service cost	(387)	43	(45)	5
Disposals and curtailments	—	(284)	—	(3)
Contributions tax expense	22	20	21	19
Total defined benefit (income)/expense	(164)	—	114	148

AASB 119 requires that where a superannuation fund has both defined benefit and defined contribution elements, the entire fund is treated as defined benefit. The total defined benefit (income)/expense shown above reflects the treatment of the Australian funds in this manner. However, in the income statement the defined benefit expense above is split to reflect separately the component that drives the expense, and other elements of the pension arrangements. Accordingly, the total defined benefit (income)/expense for 2006 shown above is split between the pension revenue (refer to note 4) and a portion of superannuation costs - defined contributions (refer to note 5) in the income statement. For 2005, it is split between the net profit from the sale of National Europe Holdings (Ireland) Limited (refer to note 4), superannuation costs - defined benefits and a portion of superannuation costs - defined contributions (refer to note 5) in the income statement.

The total amount of actuarial gains/(losses) recognised directly in retained profits for the Group was $207 million (2005: loss of $107 million), and for the Company was $151 million (2005: $1 million). They are translated at the closing spot rate and have been grossed up for contribution taxes.

(f) Principal actuarial assumptions

The investment policy and strategy for defined benefit plan assets are based on an expectation that equity securities will outperform debt securities over the long term. The composition of plan assets is broadly maintained at a ratio of approximately 2.5:1 allocation between equity and debt securities. By managing the composition of plan assets, the Group aims to minimise investment risk. The Group plans to make contributions in accordance with actuarial recommendations to reduce plan deficits over time. The Group’s expected rate of return on defined benefit plan assets is determined by the plan assets’ historical long-term investment performance, the current asset allocation and estimates of future long-term returns by asset class.

The assets of all the funded plans are held independently of the Group’s assets in separate administered funds. Defined benefit schemes are valued by independent actuaries for accounting purposes using the projected unit credit method every year. The latest actuarial valuations were made by applying the following principal average actuarial assumptions at September 30 (weighted averages):

	Group
	2006	2005
	%	%
Discount rate (per annum)	5.0	5.0
Expected return on plan assets (per annum)	6.8	7.4
Rate of compensation increase (per annum)	3.8	4.2
Future pension increases (per annum)	2.9	2.8

(g) Net surplus/(deficit)

Listed below are details of the major plans with total assets in excess of $10 million each. The accrued benefits, plan assets at net market value and net surplus/(deficit) of these plans were:

		2006			2005
				Net accrued			Net accrued
				benefit			benefit
	Most recent	Accrued	Plan	surplus/	Accrued	Plan	surplus/
Name of defined benefit fund	plan information	benefits	assets	(deficit)	benefits	assets	(deficit)
		$m	$m	$m	$m	$m	$m
National Australia Bank Group Superannuation Fund A	June 30, 2006 plan financial report	1,754	1,811	57	1,754	1,811	57
Clydesdale Bank Pension Scheme	September 30, 2006 actuarial update	2,451	2,228	(223)	2,381	1,753	(628)
National Australia Bank UK Retirement Benefits Plan	September 30, 2006 actuarial update	388	356	(32)	385	283	(102)
Yorkshire Bank Pension Fund	September 30, 2006 actuarial update	2,101	2,043	(58)	1,905	1,650	(255)
Bank of New Zealand Officers’ Provident Association	June 30, 2006 actuarial update	59	88	29	66	99	33
National Wealth Management Superannuation Plan (Australia)	June 30, 2006 plan financial report	53	71	18	53	71	18
Total defined benefit funds		6,806	6,597	(209)	6,544	5,667	(877)

For Australian plans, the accrued benefits are reported in accordance with AAS 25: “Financial Reporting by Superannuation Plans” based on the latest triennial actuarial review, with plan assets being reported as at the date the actuarial review was conducted. Non-Australian plans are not required to report under AAS 25. Accordingly, accrued liabilities and asset values for other plans have been taken from IAS 19: “Employee Benefits” disclosures (refer above).

(h) Current contributions recommended

The following table shows the current contribution rate per year for each defined benefit fund:

	2006	2005
	%	%
National Australia Bank Group Superannuation Fund A (Fund A)	9.7	9.7
Clydesdale Bank Pension Scheme (UK)	29.9	29.6
National Australia Bank UK Retirement Benefits Plan (UK)	24.7	22.3
Yorkshire Bank Pension Fund (UK)	20.6	20.6
Bank of New Zealand Officers’ Provident Association	—	—
National Wealth Management Superannuation Plan (Australia) (MLC)	17.2	15.1

In the most recent actuarial review of Fund A, the plan’s actuary recommended contributions be made to the funds. These were determined using the assumed contribution rates included above based on an aggregate funding method. Economic assumptions used to make funding recommendations include expected return on assets of 8%, and a salary increase rate of 4%.

In the most recent actuarial review of the MLC fund, the plan’s actuary recommended contributions be made to the funds. These were determined using the assumed contribution rates included above based on an attained age normal funding method. Economic assumptions used to make funding recommendations include expected return on assets of 6%, and a salary increase rate of 4%.

In the most recent actuarial review of the UK funds, the plans actuary recommended contributions be made to the funds. These were determined using the assumed contribution rates included above based on a projected unit funding method. Economic assumptions used to make funding recommendations include expected return on assets of 6%, and a salary increase rate of 4%.

35 Managed fund units on issue

	Group		Company
	2006	2005 (1)	2006	2005 (1)
	$m	$m	$m	$m

Managed fund units on issue (2)	7,249	—	—	—

(1)          In 2005, this amount was classified as “Minority interest in controlled entities” within equity. On transition to AIFRS, from October 1, 2005 the minority interest in controlled unit trusts of the life insurance companies no longer meets the definition of equity. As a result, minority interest in life insurance business has been reclassified to “Managed fund units on issue”.

(2)          Managed fund units on issue represent interests in Wealth Management controlled unit trusts held by external parties. Unit holders in the controlled unit trusts have the right to redeem their interest in the controlled unit trusts at any time for cash equal to their proportionate share of the asset value of the relevant unit trust. The names of the recognised schemes which the Group has consolidated, that have interests held by external parties, are as follows:

JANA Core Australian Share Trust
JANA Core Global Share Trust
JANA Core Global Share Trust With Currency Hedged
JANA High Alpha Australian Share Trust
JANA High Alpha Global Share Trust
Long-Term Absolute Return Portfolio
MLC (NCIT) Global Share Trust With Currency Hedged
MLC (NCIT) International Share Trust
MLC Horizon 7 Trust
MLCI Pool - Private Equity Trust
National Diversified Managers Australian Share Fund
National Diversified Managers Fixed Interest Fund
National Diversified Managers Global Share Fund
National Managed Investor Australian Equities Trust
National Managed Investor International Trust
NCIT - Global Equities Trust No.2
WM Pool - ABN Amro Global Equities Trust
WM Pool - BEM Aggressive Australian Equities Trust
WM Pool - Bernstein Global Equities Trust
WM Pool - Blackrock Global Fixed Interest (A) Trust
WM Pool - Blackrock Global Fixed Interest (S) Trust
WM Pool - Concord Australian Equities Trust
WM Pool - Contango Australian Equities Trust
WM Pool - Dimensional Australian Equities Trust
WM Pool - Fixed Interest Trust No. 1
WM Pool - Global Equities Trust No.4
WM Pool - Global Properties Trust
WM Pool - High Yield Fixed Interest Trust
WM Pool - Highbridge Australian Equities Trust
WM Pool - HSBC Property Securities Trust
WM Pool - Inflation Linked Securities Trust
WM Pool - Jardine Fleming Australian Equities Trust
WM Pool - Lazard Australian Equities Trust
WM Pool - LTAR Part 1 Trust
WM Pool - MBA Australian Equities Trust
WM Pool - NSIM Australian Fixed Interest (A) Trust
WM Pool - NSIM Australian Fixed Interest (S) Trust
WM Pool - NSIM Cash Trust
WM Pool - PIMCO Global Fixed Interest (A) Trust
WM Pool - PIMCO Global Fixed Interest (S) Trust
WM Pool - UBS Australian Fixed Interest (A) Trust
WM Pool - UBS Australian Fixed Interest (S) Trust
WM Pool - Vanguard Property Securities Trust
WM Pool - Wallara Australian Equities Trust
WM Sector - Australian Equities Growth Trust
WM Sector - Australian Equities Trust
WM Sector - Australian Equities Value Trust
WM Sector - Diversified Debt (All) Trust
WM Sector - Diversified Debt (Short) Trust
WM Sector - Global Equities (Unhedged) Trust
WM Sector - Global Equities Growth Trust
WM Sector - Global Equities Value Trust
WM Sector - Property Securities Trust

36 Other liabilities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Accrued interest payable	3,293	1,793	2,434	1,346
Payables and accrued expenses	1,309	1,198	570	400
Notes in circulation	2,759	2,224	—	—
Other life insurance liabilities (1)
Unsettled investment liabilities	13	59	—	—
Outstanding policy claims	67	73	—	—
Reinsurance creditors	—	51	—	—
Other	137	199	—	—
Other	2,377	5,473	1,708	3,740
Total other liabilities	9,955	11,070	4,712	5,486

(1)          Life insurance statutory fund liabilities are quarantined and will be settled from the assets of the statutory funds (refer to note 1A(w)).

37 Contributed equity

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Issued and paid-up share capital
Ordinary shares, fully paid	7,948	6,894	8,440	7,573
Ordinary shares, partly paid to 25 cents (1)	—	—	—	—

Other contributed equity
National Income Securities	1,945	1,945	1,945	1,945
Trust Preferred Securities	975	975	—	—
Trust Preferred Securities II	1,014	1,014	1,014	1,014
National Capital Instruments (2)	397	—	397	—
	12,279	10,828	11,796	10,532

(1)          Ordinary shares, partly paid to 25 cents have a total value of less than $1 million.

(2)          In September 2006, the National Capital Instruments were issued. For further information, refer to discussion below.

Reconciliation of movements in contributed equity

Ordinary share capital
Balance at beginning of year	6,894	7,271	7,573	7,271
AIFRS transition adjustment	—	(645)	—	—
Restated opening balance	6,894	6,626	7,573	7,271
Shares issued
Dividend reinvestment plan	198	205	198	205
Executive option plan no. 2	41	44	41	44
Paying up of partly paid shares	1	1	1	1
Exchangeable capital units converted	972	31	610	31
(Purchase)/sale and vesting of treasury shares	(195)	(7)	(14)	—
Net gain/(loss) realised on treasury shares	6	(27)	—	—
Current period equity based payments expense vested immediately	7	4	7	4
Transfer on vesting of equity based payments	24	17	24	17
Balance at end of year	7,948	6,894	8,440	7,573

The number of ordinary shares on issue for the last two years at September 30 was as follows:

	Company
	2006	2005
	No. ’000	No. ’000
Ordinary shares, fully paid
Balance at beginning of year	1,567,188	1,550,784
Shares issued
Dividend reinvestment plan	5,918	6,916
Bonus share plan	3,229	4,562
Staff share ownership plan	1,894	894
Staff share allocation plan	582	529
Executive option plan no. 2	1,639	1,795
Exchangeable capital units converted	29,372	1,611
Paying up of partly paid shares	76	97
	1,609,898	1,567,188
Ordinary shares, partly paid to 25 cents
Balance at beginning of year	466	563
Paying up of partly paid shares	(76)	(97)
	390	466
Total number of ordinary shares on issue at end of year (including treasury shares)	1,610,288	1,567,654
Deduct: Treasury shares	(26,993)	(21,637)
Total number of ordinary shares on issue at end of year (excluding treasury shares)	1,583,295	1,546,017

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share on a show of hands or, on a poll, one vote for each fully paid ordinary share held, at shareholders’ meetings. The Company’s ordinary shares do not have a par value.

In the event of a winding-up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any residual proceeds of liquidation.

Under AGAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds were recognised within investments relating to life insurance business in the balance sheet at market value. On transition to AIFRS, these investments are classified as treasury shares and deducted from share capital. Refer to note 1A(nn) for further information.

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Treasury shares
Balance at beginning of year	679	—	—	—
AIFRS transition adjustment	—	645	—	—
Net gain/(loss) realised on treasury shares	(6)	27	—	—
Purchase/(sale) and vesting of treasury shares	195	7	14	—
Balance at end of year	868	679	14	—

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
National Income Securities
Balance at beginning of year	1,945	1,945	1,945	1,945
Balance at end of year	1,945	1,945	1,945	1,945

On June 29, 1999, the Company issued 20,000,000 National Income Securities (NIS) at $100 each. These securities are stapled securities, comprising one fully paid note of $100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share). The amount unpaid on a NIS preference share will become due in certain limited circumstances, such as if an event of default occurs. If the amount unpaid on a NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share. The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share. The holder will then hold a fully paid NIS preference share.

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

If a dividend is not paid on the NIS preference shares, the Company cannot, in certain circumstances, pay distributions on, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the NIS preference shares.

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

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Trust Preferred Securities
Balance at beginning of year	975	975	—	—
Balance at end of year	975	975	—	—

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

If a distribution is not paid on the Trust Preferred Securities, or a dividend is not paid on the TPS preference shares, the Company cannot, with certain exceptions, pay distributions on, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months’ distributions on the securities or an optional dividend.

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

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Trust Preferred Securities II
Balance at beginning of year	1,014	—	1,014	—
Issued during the year	—	1,014	—	1,014
Balance at end of year	1,014	1,014	1,014	1,014

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

If a distribution is not paid on the Trust Preferred Securities, or a dividend is not paid on the TPS preference shares, the Company cannot, with certain exceptions, pay distributions on, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months’ distributions on the securities or an optional dividend.

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

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
National Capital Instruments
Issued during the year	397	—	397	—
Balance at end of year	397	—	397	—

On September 18, 2006, the Group raised $400 million (prior to issuance costs) through the issue by National Australia Trustees Limited in its capacity as trustee of National Capital Trust III of 8,000 National Capital Instruments (Australian NCIs) at $50,000 each. Each Australian NCI earns a non-cumulative distribution, payable quarterly in arrears until September 30, 2016 at a rate equal to the bank bill rate plus a margin of 0.95% per annum. For all distribution periods ending after September 30, 2016, each Australian NCI earns a non-cumulative distribution, payable quarterly in arrears, equal to the bank bill rate plus a margin of 1.95% per annum. The securities are constituted by instruments governed by Victorian and Delaware law.

In certain limited circumstances, the Australian NCIs will be redeemed for redeemable preference shares in the Company (Australian NCI Preference Shares). The circumstances in which the redemption for Australian NCI Preference Shares will occur include if a distribution is not paid on the Australian NCIs or if the Company does not maintain certain prudential regulatory standards. The Company also has discretion to redeem the Australian NCIs for Australian NCI Preference Shares at any time.

If issued, each holder of an Australian NCI Preference Share would receive, if declared, non-cumulative dividends calculated at substantially the same rate and payable on substantially the same basis as apply to the Australian NCIs.

If a distribution is not paid on the Australian NCIs, or a dividend is not paid on the Australian NCI Preference Shares, the Company cannot, with certain exceptions, pay distributions on, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months’ distributions on the securities or an optional dividend.

Holders of the Australian NCI Preference Shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per Australian NCI Preference Share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the Australian NCI Preference Shares.

With the prior consent of APRA, the Australian NCIs may be redeemed in certain limited circumstances. These circumstances are on September 30, 2016 and any subsequent distribution payment date after September 30, 2016.

The Australian NCI Preference Shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the Australian NCI Preference Shares, in which case they can only be redeemed if certain adverse tax, regulatory or acquisition events have occurred or on any date on or after September 30, 2016).

In a winding-up of the Company, the Australian NCIs and (if issued) the Australian NCI Preference Shares will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

38 Reserves

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
General reserve	687	1,111	15	15
Asset revaluation reserve	100	97	18	18
Foreign currency translation reserve	(135)	(504)	(26)	(2)
Cash flow hedge reserve	52	—	58	—
Equity based payments reserve	227	110	227	110
Available for sale investments reserve	(2)	—	(2)	—
General reserve for credit losses	135	—	363	—
Total reserves	1,064	814	653	141

Reconciliations of movements in reserves

General reserve
Balance at beginning of year	1,111	942	15	14
AIFRS transition adjustment	(417)	—	—	—
Restated opening balance	694	942	15	14
Transfer from/(to) retained profits	(7)	169	—	1
Balance at end of year	687	1,111	15	15

The general reserve includes statutory funds’ retained profits from the Group’s life insurance business. Profits from the statutory funds are not immediately available for distribution. These profits will only be available after the respective life company’s board has approved the transfer of surpluses from the statutory funds to the shareholders’ fund.

Asset revaluation reserve
Balance at beginning of year	97	86	18	13
AIFRS transition adjustment	—	114	—	8
Restated opening balance	97	200	18	21
Revaluation of land and buildings	11	(6)	—	(3)
Tax on revaluation adjustments	—	3	—	—
Transfer to retained profits	(8)	—	—	—
Transfer to retained profits on sale of controlled entities	—	(100)	—	—
Balance at end of year	100	97	18	18

The asset revaluation reserve includes revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 116.

Foreign currency translation reserve
Balance at beginning of year	(504)	166	(2)	23
AIFRS transition adjustment	—	(166)	—	(23)
Restated opening balance	(504)	—	(2)	—
Currency translation adjustments	357	(538)	(24)	(2)
Transfer from retained profits	—	48	—	—
Transfer to income statement on sale of controlled entities	12	(14)	—	—
Balance at end of year	(135)	(504)	(26)	(2)

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a foreign operation.

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Cash flow hedge reserve
Balance at beginning of year	—	—	—	—
AIFRS transition adjustment	(3)	—	(25)	—
Restated opening balance	(3)	—	(25)	—
Gains/(losses) on cash flow hedging instruments	77	—	119	—
Gains/(losses) transferred to income statement	2	—	—	—
Tax on cash flow hedging instruments	(24)	—	(36)	—
Balance at end of year	52	—	58	—

The cash flow hedge reserve records the fair value revaluation of derivatives and other financial instruments designated as cash flow hedging instruments (as described in note 1A(m)). Where a forecast transaction, for which cash flow hedge accounting has been previously applied no longer satisfies the hedging criteria hedge accounting is ceased. Amounts previously recorded within the cash flow hedge reserve are recognised within the income statement in line with the impact of the cash flows of the forecast transaction.

Equity based payments reserve
Balance at beginning of year	110	—	110	—
AIFRS transition adjustment	—	34	—	34
Restated opening balance	110	34	110	34
Current period equity based payments expense not yet vested	136	93	136	93
Tax on equity based payments	5	—	5	—
Transfer to ordinary share capital on vesting	(24)	(17)	(24)	(17)
Balance at end of year	227	110	227	110

The equity based payments reserve records the value of equity benefits provided to employees and directors as part of their remuneration. Refer to note 41 for further information on these plans.

Available for sale investments reserve
Balance at beginning of year	—	—	—	—
Net revaluation gains/(losses)	(2)	—	(2)	—
Balance at end of year	(2)	—	(2)	—

The available for sale investments reserve represents the unrealised change in the fair value of available for sale investments.

General reserve for credit losses
Balance at beginning of year	—	—	—	—
Transfer from retained profits	135	—	363	—
Balance at end of year	135	—	363	—

In line with APRA’s requirements, a general reserve for credit losses was established at July 1, 2006. This is an appropriation from retained earnings to non-distributable reserves and qualifies as Tier 2 capital. The reserve is calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% (post-tax effect) of total risk-weighted credit risk assets.

39 Retained profits

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Balance at beginning of year	13,681	14,515	13,445	11,822
AIFRS transition adjustments	(893)	(2,020)	(164)	(40)
Restated opening balance	12,788	12,495	13,281	11,782
Actuarial gains/(losses) on defined benefit plans	207	(107)	151	1
Income tax on items taken directly to or transferred directly from equity	(53)	39	(44)	—
Net profit attributable to members of the Company	4,392	3,992	3,087	4,253
Total available for appropriation	17,334	16,419	16,475	16,036
Transfer from/(to) general reserve	7	(169)	—	(1)
Transfer from asset revaluation reserve	8	—	—	—
Transfer from asset revaluation reserve on sale of controlled entities	—	100	—	—
Transfer to foreign currency translation reserve	—	(48)	—	—
Transfer to general reserve for credit losses	(135)	—	(363)	—
Dividends paid	(2,499)	(2,417)	(2,554)	(2,454)
Distributions on other equity instruments	(254)	(204)	(139)	(136)
Balance at end of year	14,461	13,681	13,419	13,445

40 Minority interest in controlled entities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Life insurance business
Contributed equity	—	6,027	—	—
Reserves	—	362	—	—
Retained profits/(accumulated losses)	—	(165)	—	—
Minority interest – Life insurance business (1)	—	6,224	—	—
Other
Contributed equity	168	—	—	—
Minority interest – Other	168	—	—	—
Total minority interest in controlled entities	168	6,224	—	—

(1)          On transition to AIFRS, from October 1, 2005 the minority interest in controlled unit trusts of the life insurance companies no longer meets the definition of equity. As a result, minority interest in life insurance business has been reclassified to “Managed fund units on issue” within liabilities. Refer to note 35 for further information.

41 Shares, performance options and performance rights

Shares (subject to various restrictions), performance options and performance rights are used by the Group to provide short-term and long-term incentives (STI and LTI) to employees. These incentives are an integral part of the Group’s remuneration strategy in rewarding an employee’s current and future contribution to the Group’s performance (refer to the remuneration report, which forms part of the report on the directors and officers, for further information about the Group’s remuneration strategy).

The plans described below involve the provision of shares to employees of the Group and to non-executive directors of the Company, and performance options and performance rights to senior employees of the Group.

(a) National Australia Bank Staff Share Ownership Plan (staff share ownership plan)

The staff share ownership plan was approved by shareholders by special resolution in January 1997. Details of issues and acquisitions under this plan (since October 1, 2003) are set out in table 1.

This plan provides for the Board to invite any employee or non-executive director of the Group to participate in an offer under this plan. The Board may also invite any employee to apply for a loan to acquire shares or offer to have the Company provide funds to acquire shares subject to the provisions of applicable laws and regulations (including the United States Sarbanes-Oxley Act of 2002). No such loan has been made available to any employee since 1999. The Board determines the number of shares to be made available and the formula to be used in calculating the price per share. The Company may provide funds for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees or non-executive directors (if required). The trustee must subscribe for or purchase the shares within a predetermined timeframe.

Shares acquired under this plan are held in trust, and may not be dealt with by the employee or non-executive director until a prescribed period after they were acquired, unless otherwise determined by the Board. Employees and non-executive directors receive dividends and may exercise voting rights (through the trustee, which are the same as those for other ordinary shares in the Company) in respect of the shares that are held in trust. All trust-held shares under this plan are forfeited upon termination for serious misconduct involving dishonesty. Other restrictions and forfeiture conditions may apply to the shares depending on the program under which they are offered (as detailed below under employee offers).

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

Non-executive directors’ remuneration

Non-executive directors receive at least 10% of their fees in the form of shares. Generally this takes the form of shares issued or purchased under this plan. In some circumstances, non-executive directors purchase the shares directly. This arrangement is designed to align directors’ interests with shareholders’ interests, and provides flexibility in the remuneration structure. The shares are generally acquired twice annually, and directors may receive a greater percentage of their fees in shares (up to a total of 40%), rather than payment in cash. A director will be restricted from dealing in the shares for a ‘restriction period’ of any length between one and 10 years (the period is determined taking into account directors’ previously stated preferences). The shares are transferred to the director on the expiration of this period, unless the director ceases to hold office earlier, or the trustee determines that certain events have occurred (eg. a takeover offer being made in relation to the Company).

Non-executive directors’ retirement benefit schemes

Non-executive directors of the Company and its controlled entities do not accrue a retirement benefit. Effective from January 1, 2004, accrued benefits of directors in office at October 2003 were frozen and preserved. The amount preserved was applied to a superannuation fund, a preserved cash management account and/or the acquisition of Company shares under the staff share ownership plan. The shares are held in trust under the terms of the staff share ownership plan and directors may not deal with the shares until they retire. Any dividends earned on the shares, while they are held on trust, are applied to the acquisition of further Company shares.

Employee offers

A number of offers were made to employees under this plan in 2006 as shown in table 1:

•                  At-Risk Reward and Wealth Management Performance Reward:  Australian employees may be provided a STI for individual and business performance. Employees of the Company are provided with these awards under the At-Risk Reward program, and Wealth Management employees under the similar Performance Reward program. Eligible employees are able to express a preference to be provided all or part of their reward in shares (and may express a preference for a restriction period of between one and 10 years);

•                  Above Target STI:  Effective from November 2005 employees in most countries are required to take any awards in excess of $300 ($500 for 2006) above their STI target in the form of Company shares (with a minimum one year restriction period). During the first year after allocation the shares are forfeited if the employee resigns (or upon termination for serious misconduct), or if the employee fails to pass both quality gates (behaviour and compliance) in respect of their performance review at the end of the following financial year;

•                  Above Target STI and At Risk Reward (Executive Directors):  The executive directors of the Group must be offered at least half of any annual STI reward in the form of shares, subject to requisite shareholder approval. Allocations were made to Mr John Stewart, Mr Ahmed Fahour and Mr Michael Ullmer in May 2006 following shareholder approval at the annual general meeting on January 30, 2006 in respect of STI for the financial year ended September 30, 2005. Similar approval will be sought from shareholders at the annual general meeting, to be held on January 31, 2007 in respect of STI for the financial year ended September 30, 2006 (if required);

•                  Wealth Management Ownership:  the Ownership offer provides for certain Wealth Management group employees to receive up to 5% of their notional benefit salary in shares, based on length of service (continuing an arrangement in place prior to acquisition of the MLC group), issued biannually. Individuals who have been employed by the Wealth Management group since January 1, 2003 are not eligible to participate in the Ownership offer;

•                  Recognition Shares:  the Recognition shares program was introduced in 2004, to enable retention and recognition awards to be provided in the form of shares, rather than in cash. Such awards are made on a very limited basis with executive general manager approval, to individuals in significant key roles where retention is critical over a medium-term timeframe (two to three years). Awards under the program may also be provided to individuals accepting significant project leadership or additional responsibilities for a limited period of time with no related increase in their fixed remuneration. The provision of shares under this plan is desired over the use of cash payments as it provides a stronger retention and shareholder value link to the reward. The shares are subject to forfeiture if the participant resigns or retires before specified key dates and/or milestones are not met, if the participant’s performance falls below specified levels, for conduct in breach of the Company’s Code of Conduct or other applicable standards set from time to time, and on termination for serious misconduct. The minimum restriction period is until the final key date or milestone has been achieved, with the employee able to choose a longer holding period of up to 10 years;

•                  Commencement Shares:  the Commencement shares program was also introduced in 2004, to enable ‘buy-out’ of evidenced equity from previous employment for significant new hires. Shares are provided under this program or Commencement performance options and performance rights if more appropriate. The shares are subject to forfeiture if the participant resigns before specified key dates, for conduct in breach of the Company’s Code of Conduct or other applicable standards set from time to time or in the event of termination for serious misconduct;

•                  Enterprise Agreement Shares:  the 2006 – 2009 NAB Enterprise Agreement includes provisions for the allocation of shares to designated groups of employees. The first of these allocations was made to qualifying employees in March 2006, with a subsequent allocation in June 2006 to employees who were later found to be eligible for the offer. Eligible employees were offered 4% of the value of their Total Employment Compensation at the time in the form of shares up to a maximum of $4000 per employee. Half of the shares are restricted for 12 months, and the remaining half for 24 months (from 22 March 2006), and the terms of offer include forfeiture upon resignation and on summary termination during these restriction periods. A further such offer is anticipated in March 2007 under the terms of the agreement; and

•                  US LTI: due to changes in US legislation in January 2005, US-based employees are no longer granted performance rights as part of their LTI awards. Rather, American Depository Receipts (ADRs) which are each equivalent to 5 ordinary shares are provided to these employees and held in trust with restrictions on trading until such time as the performance hurdle attached to the shares is achieved. The hurdle and forfeiture conditions on these US LTI ADRs are similar to those that apply to the performance rights received by other employees (described in ‘performance rights plan’ below).

In addition to previous offers under the above programs, details of some past Wealth Management offers are also included in table 1.

•                  Wealth Management Owning Our Success:  permanent Wealth Management employees participated in a program known as Owning Our Success, which rewarded them annually in the form of shares for their contribution to the improvement in the value of the Group and of Wealth Management (measured against an EVA® target for 2003 and 2004 and against overall Wealth Management business results for the 2005 performance year). Wealth Management employees will continue to participate in the Group’s general employee share offers on the same basis as other Australian employees (described in ‘staff share allocation plan’ below); and

•                  Wealth Management Medfin:  The MLC group acquired an interest in Medfin Australia Pty Ltd (Medfin) prior to the acquisition of the MLC group by the Group. Subsequently, the remaining share capital of Medfin has been acquired by the Group, which resulted in an obligation to provide retention benefits to Medfin employees by way of Company shares. The final Medfin offer was made in October 2003.

EVA® is a registered trademark of Stern Stewart & Co.

(b) National Australia Bank Staff Share Allocation Plan (staff share allocation plan)

The staff share allocation plan was approved by shareholders by special resolution in January 1997. Details of issues and acquisitions under this plan (since October 1, 2003) are set out in table 1.

This plan provides for the Board to invite any employee of the Group to participate in an offer under this plan. Under this plan, the Company provides funds (if required) for a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees. Offers under the plan are structured so that the shares qualify for a tax-exemption up to the value of $1,000 under Division 13A of the Income Tax Assessment Act 1936 (Cth).

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

2003 EVA® Share Offer, 2005 Mid-Year and Year-End Share Offers, and 2006 Employee Share Offer

These general employee share offers are available to eligible employees in the Group - excluding employees where similar offers are made under other plans e.g. under the NZ staff share allocation plan and UK share incentive plan as set out below. These programs are designed to offer a target $1,000 of ordinary shares to each eligible employee when the Group’s performance is on target.

Prior to 2005, a measure of EVA® was used to assess Group performance for the purposes of the offers, and the offers ranged in value from $930 to $1,250 in shares, reflecting each year’s Group EVA® result. No EVA® Share Offer was made in January 2005, as the Group EVA® target in respect of the year to September 30, 2004 was not achieved.

The EVA® Share Offer was discontinued in 2005, reflecting the Group’s move away from EVA® as an overall measure of performance. For 2005, two Employee Share Offers (each valued at approximately $500 per employee) were based on the Group’s achievements at mid-year and year-end as measured against a scorecard of objectives for the Group. An offer valued at approximately $1000 per eligible employee will be made in November 2006 to eligible employees.

Shares allocated under the general employee offers are held by the trustee for three years, or until the employee ceases his or her “relevant employment” (ie. ceases employment with either a company in the Group or a company that was in the Group when the shares were allocated to the employee). Employees receive dividends and may exercise voting rights (through the trustee which are the same as those for other ordinary shares in the Company) in respect of the shares, but otherwise cannot deal with the shares until the restriction period concludes. The shares are not subject to forfeiture.

(c) National Australia Bank New Zealand Staff Share Allocation Plan (NZ staff share allocation plan)

The NZ staff share allocation plan was approved by the Board in June 2005, and approved by shareholders at the 2006 annual general meeting. The plan was approved by the Commissioner of Inland Revenue as a ‘share purchase scheme’ complying with sections DC12 and DC13 of the Income Tax Act 2004 (NZ) and enables offers to be made with benefits similar to those available under the staff share allocation plan. Details of issues and acquisitions under this plan are set out in table 1.

This plan provides for the Board to invite any employee of the Group based in New Zealand to participate in an offer under this plan. Under this plan, the Company provides funds (if required) to a trustee to subscribe for or purchase fully paid ordinary shares in the Company on behalf of participating employees.

2005 Mid-Year and Year-End Share Offers, and 2006 Employee Share Offer

The 2005 Mid-Year and Year-End Share Offers were made (and a November 2006 offer is to be made) under this plan to eligible employees based in New Zealand, on similar terms as in Australia, as described in (b) above. Under this plan, each eligible employee is required to pay NZ$1.00 for the whole parcel of shares offered, or the market price of the parcel, whichever is less. An employee may apply to the Board for a loan in respect of NZ$1.00, which shall be free of interest and other charges, and is repayable in accordance with the provisions of the trust deed. The shares are registered in the name of the trustee who holds them on behalf of the participating employee for the duration of the restriction period.

Participating employees receive dividends and may exercise voting rights (through the trustee which are the same as those for other ordinary shares in the Company) in respect of shares, but otherwise cannot deal with the shares until the restriction period concludes. If a participating employee leaves the Group prior to the end of the three year restriction period due to voluntary resignation or dismissal, the trustee will purchase the shares back for the lesser of the market price or the price paid by the employee for the shares (i.e. NZ $1.00 per parcel).

(d) National Share Incentive Plan – UK (share incentive plan)

The share incentive plan was approved by shareholders at the 2002 annual general meeting. It is constituted under a trust deed made between the Company and National Australia Group SSP Trustee Limited (trustee) dated March 26, 2002 and the rules of this plan. Shares acquired under this plan since October 1, 2003 are shown in table 1.

National Partnership Share Plan

Employees in the UK are entitled to purchase up to GBP1,500 of shares each year through the National Partnership Share Plan. Participants contribute up to 10% of their gross salary, each month, and the trustee uses the contributions to acquire ordinary shares in the Company, which are then held in trust for the participants. Participants are entitled to receive dividends and exercise voting rights (through the trustee which are the same as those for other ordinary shares in the Company) in respect of the shares and there is no risk of forfeiture. A participant’s shares must be withdrawn from this plan if that participant leaves the employment of one of the relevant UK controlled entities for any reason.

2003 EVA® Share Offer and 2005 Mid-Year and Year-End Share Offers, and 2006 Employee Share Offer

Under this plan, EVA® Share Offers and the 2005 Mid-Year and Year End Share Offers, offers of Free Shares were made (and a November 2006 offer is to be made) to eligible employees in the UK on similar terms as in Australia, as described in (b) above, except that the shares held in trust may be forfeited if the participant is summarily dismissed.

Shares allocated under the above offers will only be free of UK income tax and UK National Insurance contributions if the shares are retained in this plan for five years (except if they are withdrawn earlier for certain specified reasons, eg. death, redundancy or disability).

(e) Group Profit Sharing Scheme – Republic of Ireland (profit sharing scheme)

The profit sharing scheme was approved by shareholders in January 1996 and is constituted under a trust deed made between the Company and National Australia Group SSP (Republic of Ireland ‘ROI’) Trustee Limited (trustee) dated January 30, 1996.

No offers have been made under this plan since all of the Group’s ROI employees left the Group on February 28, 2005 upon the sale of National Irish Bank Limited and Northern Bank Limited to Danske Bank A/S. Shares previously offered under this plan will continue to be held in trust on behalf of the relevant participants, until the end of the applicable restriction periods.

The last offers made under the plan (in respect to the performance year to September 30, 2003) are detailed in table 1. The Salary Forgone program enabled the Group’s ROI employees to save on a monthly basis from their pre-tax salary and to acquire fully paid ordinary shares in the Company with these funds. Amendments to this plan in 2002 allowed for the extension of the EVA® Share Offer to ROI employees on similar terms as in Australia as described in (b) above. No offers were made under either program in respect to the performance year to September 30, 2004 as the Group EVA® target was not achieved for that year.

(f) National Australia Bank Executive Share Option Plan No. 2 (executive share option plan)

The executive share option plan was approved by shareholders by special resolution in January 1997. All unexpired performance options granted under this plan are shown in table 2.

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

The exercise price per performance option is the market price of the Company’s fully paid ordinary shares as at the date the performance option was granted or such other relevant date determined by the Board (effective date). For all grants to date, the market price is determined as the volume weighted average of the prices at which the Company’s fully paid ordinary shares were traded on the ASX in the one week up to and including the relevant day.

The Board may determine such other terms for the grant of performance options consistent with ASX Listing Rules and the Corporations Act 2001 (Cth). The terms and conditions for all unexpired grants (i.e. since March 2000) are set out in the table on page 193.

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

(g) National Australia Bank Performance Rights Plan (performance rights plan)

The performance rights plan was approved by shareholders at the 2002 annual general meeting. All unexpired performance rights issued under this plan are shown in table 2.

This plan provides for the Board to grant performance rights to executives of the Group to subscribe for fully paid ordinary shares in the Company. Each performance right is to subscribe for one fully paid ordinary share in the Company. The performance rights cannot be transferred and are not quoted on the ASX.

No payment is required from executives at the time of the grant, but the holder of performance rights must pay a nominal exercise price to exercise those rights. The total exercise price payable on the exercise of any rights on a particular day is $1.00, irrespective of the number of rights exercised on that day. There are no voting or dividend rights attached to the rights. The Board may determine such other terms for the grant of performance rights consistent with ASX Listing Rules and the terms of the Corporations Act 2001 (Cth). The terms and conditions for all unexpired grants since March 2000 are set out in the table on page 193.

Performance rights must not be granted if the total number of shares issued in the last five years under the Company’s employee share, option and performance rights plans and the total number of outstanding performance options and performance rights issued under its plans, including the proposed offer or grant, exceed 5% of the number of shares in the issued share capital of the Company at the time of the proposed offer or grant. This calculation does not include offers or grants made or shares, performance options or performance rights acquired as a result of an offer or grant made to a person situated outside Australia at the time of the offer or grant or which did not need disclosure under section 708 of the Corporations Act 2001 (Cth) (eg. shares provided for no consideration under the staff share allocation plan) otherwise than as a result of relief granted by ASIC.

Terms and conditions of performance options and performance rights since March 2000

Grant dates
Terms and conditions	March 2000 –September 2001	June 2002	March 2003 – June 2004	September 2004 – December 2005	February 2006 – July 2006
Securities granted	Performance options		Performance options and performance rights
Frequency of offers	One major annual allocation of LTI awards, with later, smaller grants (as required) generally for executives who join the Group after the annual allocation.
Basis for determining individual LTI allocation	Based on seniority and assessed future value of the individual.		Based on individual assessments of performance and potential under the Group’s annual Executive Talent Review.
Restriction period	There is an initial restriction period of three years, when no performance testing is performed.

The restriction period may be less than three years (but always greater than two) for grants that refer to a previous performance hurdle date, eg. grants on April 2005 and July 2005 have an ‘effective date’ of February 2005, and refer back to the February 2005 performance hurdle for determination of vesting. So for those grants, the restriction periods are less than three years.

Performance testing period	The restriction period is followed by a performance period during which the performance hurdle is tested up until three months before the expiry date.				The performance hurdle is tested on 3 occasions over a 24 month performance period – which ends 6 months before the expiry date.
Expiry date of securities	The securities lapse on the eighth anniversary of the grant date. Vested securities may be exercised until the expiry date. Any securities that do not vest in the performance period lapse.		When an ‘effective date’ is used, and the restriction period is shorter than three years (as above), then the expiry date will also be correspondingly earlier than eight years.	The securities will lapse on the fifth anniversary of the date of grant (unless an ‘effective date’ and shorter restriction period applies as above).	The securities will lapse five years and six months after the date of grant (unless an ‘effective date’ and shorter restriction period applies as above).
Performance hurdle measures

Total Shareholder Return (TSR) - that is, the return a shareholder receives through dividends (and any other distributions) plus capital gains over the relevant period. It is calculated on the basis that all dividends and distributions are reinvested in Company shares.

The previous TSR performance hurdle remains for the 80 most senior positions in the Group. The performance hurdle measure for all other employees is: for performance options - regional ROE performance and regional RCE growth against 3 to 5 year business plan, and for performance rights - Group EPS growth against a financial services peer group.

Reasons for the performance hurdles	The TSR hurdle was considered most relevant for shareholders over the medium to long term and particularly relevant for the most senior executives in the Company.

The new performance hurdle is intended to significantly increase the line of sight between business performance and the performance outcomes for regional executive. This strongly supports the new regional business model.

Performance hurdle peer groups (peer group listing are available at www.nabgroup.com)

The vesting (and exercise) of the securities is determined by growth in the Company’s TSR from the grant date, compared with that of the top 50 companies in the S&P ASX100 by market capitalisation (excluding the Company and property trusts), determined as at the effective date of the grant.

Half the performance options and half the performance rights are tested against top 50 companies as shown to the left. The vesting (and exercise) of the remaining half of the securities is determined by the Company’s TSR growth relative to the top 12 financial services companies in the S&P ASX200 by market capitalisation, excluding the Company determined as at the effective date of the grant.

For the 80 most senior positions in the Group, the TSR peer groups remain the same (as described to the immediate left). The new EPS growth hurdle for the performance rights for other executives uses the same financial services peer group as used in the TSR hurdle.

Rationale for peer group selection

Peer group selection attempts to approximate the types of companies that investors might choose as an alternative to investing in the Company.

The size of the peer groups is an important consideration. A larger peer group helps to reduce volatility, and means that any change in the members of the group composition (due to liquidations, etc), should have less of an impact.

Using two peer groups in tandem prevents the possibility of all of the securities vesting if the Company performs poorly relative to other organisations in the financial services business sector.

Using the same financial services peer group for both the TSR and the EPS hurdles (as described above) maintains a link between the outcomes for senior and other executives, and ensures that the EPS hurdle is equally challenging.

Measuring the performance hurdles and reasons for choosing these testing methods

Each TSR comparison to the relevant peer group data is averaged over five trading days to prevent vesting being based on any short-term spike in TSR results.

Performance is tested daily during the performance period - although for practical reasons, performance tests are generally conducted quarterly.

			The TSR comparison is averaged over 30 trading days to better ensure that any short-term spike in TSR results does not impact on vesting.	In addition to the 30-day averaging, the relevant TSR percentile must be maintained for 30 consecutive trading days (ie. vesting only occurs if there is sustained TSR performance).

Daily testing has been replaced with three separate hurdle tests at the 3rd, 4th, and 5th anniversary of the grant (or ‘effective’) date. Each test uses 30-day averaged TSR, and the available RCE, ROE, and EPS data for the Company and for each peer organisation. Each participant’s allocation is divided into three equal tranches, with tranche 1 tested on the 3rd and 4th anniversaries, tranche 2 tested on the 4th and 5th anniversaries, and tranche 3 tested only once, on the 5th anniversary date. This change minimises retesting of the performance hurdle, yet maintains employee focus on the 3 to 5 year time horizon.

Vesting of securities

Vesting occurs to the extent that the performance hurdle is satisfied as shown below. Vesting does not occur during the restriction period (unless the maximum life of the securities has been shortened due to the end of the individual’s employment as described below).

TSR performance hurdle vesting schedule

No vesting occurs below the 25th percentile performance of the peer group. A quarter of the securities vest at the 25th percentile. A further 1% vesting per percentile continues up to the point where half of the securities would vest at the 50th percentile, and then 2% further vesting per percentile up to 100% vesting at (and above) the 75th percentile.

No vesting occurs below the 50th percentile performance of the peer group. Half of the securities vest at the 50th percentile with 2% further vesting per percentile up to 100% being vested at (and above) the 75th percentile.

No vesting occurs below the 51st percentile performance of each peer group. Half of the securities vest at the 51st percentile with 2% further vesting per percentile up to 100% being vested at (and above) the 76th percentile.

For the TSR and EPS hurdle tests, no vesting occurs below the 51st percentile performance of each peer group. 35% of the securities vest at the 51st percentile with 2.6% further vesting per percentile up to 100% being vested at (and above) the 76th percentile. For the ROE/RCE hurdle test, no vesting occurs if ROE is more than 1 percentage point below plan. Once this threshold is met, 35% of the performance options vest at 90% of RCE planned growth, with 2.2% further vesting per% achievement up to 100% of the options being vested when RCE growth is at (or above) 120% of plan.

Lapsing of securities

Securities will lapse if unexercised on or before their expiry date as above. Securities will also generally lapse 30 days (or such shorter time as determined at the time of grant) after an executive ceases to be employed by the Group - unless the Board determines otherwise (generally only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement).

For some grants if an executive ceases employment with the Group as the result of death or total and permanent disablement, the securities may be automatically retained. For some grants, securities retained in such cases may be exercised before the end of the restriction period and regardless of the level of achievement of the performance hurdle.

In addition to the terms shown on the left, where the Board determines that securities may be retained at the end of an individual’s employment during the restriction period, then only a pro-rated amount of securities may be retained, and for a maximum of two years from the date of cessation. This does not apply to securities provided on commencement. (Generally, the Board will allow securities to be retained in this way only in cases of retirement, redundancy, contract completion, death, or total and permanent disablement.)

Board discretion

The Board may allow security holders to exercise the securities regardless of the normal criteria if certain events occur, including a takeover offer or announcement to the holders of fully paid ordinary shares in the Company.

Review of performance options and performance rights – anticipated changes for grants from January 1, 2007

With the introduction of the Company’s new regional business model, the Remuneration Committee made a number of changes to the structure of the Group’s LTI plans last year, and these were implemented for grants from February 2006 as shown in the table above. The changes were designed to strengthen the alignment to shareholders, help to drive appropriate management behaviour and reinforce the ongoing cultural change agenda. They included new performance hurdles for LTI granted to executives other than those in the 80 most senior positions of the Group (whose performance hurdle remained unchanged, and will remain for 2007, based on relative TSR to two peer groups as set out in the table above). These new performance hurdles for employees below the 80 most senior positions are now being simplified into one measure.

The new measure is applicable to both performance options and performance rights, and measures Total Business Return (TBR) for each region (eg. Australia, NZ, UK, nabCapital) with target TBR set in line with each regional operating plan. TBR links growth in cash earnings (before significant items) and in return on equity (ROE) and is a combination of these two measures, and a number of different combinations of results will generate the same TBR outcome. TBR is strongly correlated with TSR growth but it can be measured on a regional basis. Performance options and performance rights are preferred over fully paid ordinary shares for this group of employees as they more closely align rewards for employees to outcomes experienced by shareholders.

Table 1 Employee share plans

Current employee share plans (1)	Issue date	No. of participants	Issue price (2)	No. of fully paid ordinary shares
Staff share ownership plan
2003 Wealth Management Medfin offer	Oct 30, 2003	15	$30.98	5,723
2003 Wealth Management Ownership	Oct 30, 2003	2,818	$30.98	99,951
2003 Wealth Management Performance Reward	Jan 16, 2004	812	$30.25	221,008
2003 At-Risk Reward	Jan 16, 2004	361	$30.25	51,048
2003 Wealth Management Owning Our Success (EVA®)	Jan 16, 2004	3,006	$30.25	123,246
2004 Wealth Management Ownership	May 20, 2004	2,588	$28.87	109,131
2004 Wealth Management Performance Reward	May 20, 2004	12	$28.87	1,154
2004 Non-executive directors’ shares	June 8, 2004	7	$30.08	6,090
Recognition shares (3)	Jul 19, 2004	3	$29.51	23,213
Recognition shares (3)	Sep 29, 2004	3	$29.90	12,025
Commencement shares	Sep 30, 2004	1	$26.59	300,865
Recognition shares (3)	Oct 29, 2004	4	$26.59	10,464
2004 Wealth Management Ownership	Nov 4, 2004	2,372	$28.31	110,158
2004 Non-executive directors’ shares	Nov 11, 2004	8	$28.17	5,734
Non-executive directors’ retirement shares	Nov 17, 2004	11	$28.17	68,752
Recognition shares (3)	Nov 30, 2004	1	$27.93	2,998
Non-executive directors’ dividend shares	Dec 8, 2004	11	$28.13	2,024
2004 Wealth Management Performance Reward	Dec 15, 2004	725	$28.38	180,420
2004 Wealth Management Owning Our Success (WM portion)	Dec 15, 2004	1,208	$28.38	61,817
2004 At-Risk Reward	Dec 15, 2004	461	$28.38	41,076
Commencement shares	Dec 23, 2004	4	$26.59	54,381
Recognition shares (3)	Dec 23, 2004	10	$28.14	37,330
Recognition shares (3)	Feb 4, 2005	21	$28.14	5,876
2004 At-Risk Reward	Feb 15, 2005	1	$29.97	24,108
Recognition shares	Mar 18, 2005	6	$28.14	30,812
2004 At-Risk Reward	Apr 15, 2005	2	$29.07	3,538
Commencement shares	Apr 15, 2005	4	$29.07	36,210
2005 Wealth Management Ownership	May 26, 2005	2,013	$31.64	88,851

Current employee share plans (1)	Issue date	No. of participants	Issue price (2)		No. of fully paid ordinary shares
2005 Wealth Management Performance Reward	May 26, 2005	10	$31.64		2,260
Commencement shares	May 31, 2005	16	$31.52		50,689
Recognition shares (4)	May 31, 2005	23	$31.52		77,155
2005 Non-executive directors’ shares	Jun 1, 2005	9	$31.70		6,120
Non-executive directors’ dividend shares	July 13, 2005	11	$30.36		1,928
Commencement shares (4)	Sep 21, 2005	15	$31.16		20,013
Recognition shares	Oct 5, 2005	19	$33.18		22,023
Recognition shares (4)	Oct 5, 2005	2	$30.40		896
2005 Non-executive directors’ shares	Nov 22, 2005	8	$33.23		6,352
2005 Above Target STI	Nov 22, 2005	5,175	$33.23		924,425
2005 At-Risk Reward	Nov 22, 2005	766	$33.23		96,153
2005 Wealth Management Performance Reward	Nov 22, 2005	226	$33.23		59,449
Commencement shares (4)	Nov 22, 2005	6	$33.23		11,121
Recognition shares (4)	Nov 22, 2005	15	$33.23		58,732
2005 Wealth Management Ownership	Nov 22, 2005	1,809	$33.23		77,101
2005 Above Target STI	Dec 15, 2005	3	$31.72		314
2005 Wealth Management Owning Our Success (WM portion)	Dec 15, 2005	715	$31.72		40,854
Commencement shares	Dec 15, 2005	2	$31.72		4,600
Recognition shares (4)	Dec 15, 2005	9	$31.72		27,052
Non-executive directors’ dividend shares	Dec 19,2005	11	$31.77		1,893
2005 Above Target STI	Mar 17, 2006	80	$33.23		17,936
Recognition shares	Mar 17, 2006	157	$34.53		154,395
2006 Enterprise Agreement shares (5)	Mar 22, 2006	4,820	$36.20		478,147
Recognition shares	Apr 28, 2006	10	$37.54		12,640
Commencement shares	May 3, 2006	1	$29.93		892
Commencement shares	May 3, 2006	11	$34.53		20,735
Commencement shares	May 3, 2006	4	$37.53		11,286
2006 Non-executive directors’ shares	May 19, 2006	9	$36.64		7,321
2006 Wealth Management Performance Reward	May 19, 2006	4	$36.64		1,804
Recognition shares	May 19, 2006	8	$37.53		14,376
2005 Above Target STI	May 22, 2006	3	$33.23		52,277
2005 At-Risk Reward	May 22, 2006	3	$33.23		95,873
2006 Wealth Management Ownership	May 22, 2006	1,656	$36.55		66,439
2005 Above Target STI	Jun 2, 2006	5	$35.68		195
2006 Enterprise Agreement shares	Jun 2, 2006	6	$36.20		603
2005 US LTI	Jun 2, 2006	17	$35.68		42,775
2006 US LTI	Jun 2, 2006	38	$35.68		35,880
Non-executive directors’ dividend shares	Jul 13, 2006	10	$35.79		1,473
Commencement shares	Aug 1,2006	17	$35.50		66,199
Recognition shares	Aug 1,2006	7	$35.50		4,544

Staff share allocation plan
2003 National EVA® Share Offer	Jan 16, 2004	24,170	$30.25		990,877
2005 Mid-Year Share Offer	Sep 19, 2005	22,654	$31.76		339,810
2005 Year End Share Offer	Dec 15, 2005	23,472	$31.72		375,486

NZ Staff share allocation plan
2005 Mid-Year Share Offer	Sep 19, 2005	3,917	$31.76		58,755
2005 Year End Share Offer	Dec 15, 2005	4,201	$31.72		67,216

Share incentive plan (United Kingdom)
2004 National Partnership Share Plan (5)	Oct 2003 – Sep 2004	13,505	$29.30	(6)	157,239

Current employee share plans (1)	Issue date	No. of participants	Issue price (2)		No. of fully paid ordinary shares
2003 National EVA® Share Offer	Jan 16, 2004	11,687	$30.25		479,151
2005 National Partnership Share Plan (5)	Oct 2004 – Sep 2005	12,830	$29.57	(6)	132,127
2005 Mid-Year Share Offer	Sep 19, 2005	8,636	$31.76		129,540
2005 Year End Share Offer	Dec 15, 2005	8,833	$31.72		141,328
2006 National Partnership Share Plan (5)	Oct 2005 – Sep 2006	2,300	$34.82	(6)	99,290

Profit sharing scheme (Republic of Ireland)
2003 Salary Forgone Program (5)	Oct 30, 2003	807	$31.27		9,757
2003 National EVA® Share Offer	Jan 16, 2004	660	$30.25		27,060

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

(3)          Recognition shares shown on these issue dates are to be issued and allocated over a one to three-year timeframe, depending on the specified milestones for each individual participant. The issue price and number of shares within each allocation are determined as at or around the initial offer date. The table above shows the total number of issued and allocated shares as of September 30, 2006 but does not include shares that may be issued and allocated at a later date, as outlined in the initial offer. Recognition share offers made since March 2005 involve all shares issued on the date shown, with forfeiture if milestones are not later met.

(4)          Commencement and recognition shares shown on these issue dates include some shares allocated on a later date, but which use the issue price from these previous grants for determining the number of shares allocated to participants. Such allocations are made where participants should have been included in the earlier quarterly allocation, with the earlier issue price, but the individual’s offer documents were not processed at the time for allocation (eg where an individual’s employment commenced within an earlier quarter but documentation was not processed until the following quarterly allocation).

(5)          These shares were purchased on-market.

(6)          Average of monthly issue prices.

Table 2 Executive share option plan and performance rights plan

Issue date	Exercise period (1)	Exercise price of options	No. held at Sep 30, 2006	No. lapsed or cancelled during 2006 (2)	No. exercised during 2006	No. held at Sep 30, 2005	No. lapsed or cancelled during 2005 (2)	No. exercised during 2005	Fair value as at grant date
Executive share option plan
Mar 23, 2000	Mar 23, 2003 - Mar 22, 2008	$21.29	1,316,900	—	735,100	2,052,000	—	967,000	$47,194,260
Sep 28, 2000	Sep 28, 2003 - Sep 27, 2008	$24.89	294,300	—	35,100	329,400	—	159,900	$5,168,475
Mar 23, 2001	Mar 23, 2004 - Mar 22, 2009	$27.85	8,234,200	86,750	824,350	9,145,300	7,500	666,400	$59,320,165
Sep 14, 2001	Sep 14, 2004 - Sep 13, 2009	$28.87	1,047,480	18,420	44,580	1,110,480	6,500	1,520	$6,238,100
Jun 14, 2002	Jun 14, 2005 - Jun 13, 2010	$36.14	9,796,000	375,000	—	10,171,000	171,000	—	$71,861,130
Mar 21, 2003	Mar 21, 2006 - Mar 20, 2011	$30.46	5,110,750	208,500	—	5,319,250	114,250	—	$26,964,163
Aug 8, 2003	Mar 21, 2006 - Mar 20, 2011	$30.46	125,000	—	—	125,000	—	—	$660,000
Oct 30, 2003	Mar 21, 2006 - Mar 20, 2011	$30.98	102,500	—	—	102,500	—	—	$559,725
Jan 16, 2004	Jan 16, 2007 - Jan 15, 2012	$30.25	4,760,711	178,126	—	4,938,837	84,388	—	$23,826,594
Jan 30, 2004	Jan 16, 2007 - Jan 15, 2012	$30.25	431,500	11,250	—	442,750	5,250	—	$2,203,103
Jun 25, 2004	Jan 16, 2007 - Jan 15, 2012	$30.25	156,500	—	—	156,500	—	—	$677,645

Issue date	Exercise period (1)	Exercise price of options		No. held at Sep 30, 2006	No. lapsed or cancelled during 2006 (2)	No. exercised during 2006	No. held at Sep 30, 2005	No. lapsed or cancelled during 2005 (2)	No. exercised during 2005	Fair value as at grant date
Jun 25, 2004	Jan 16, 2007 - Jan 15, 2012	$29.91		134,625	—	—	134,625	—	—	$595,043
Sep 30, 2004	Sep 1, 2007 - Aug 31, 2009	$26.59		390,625	—	—	390,625	—	—	$1,562,500
Dec 21, 2004	Sep 1, 2007 - Aug 31, 2009	$26.59		237,500	—	—	237,500	—	—	$790,875
Feb 7, 2005	Feb 7, 2008 - Feb 6, 2010	$29.93		5,030,826	461,952	—	5,492,778	460,601	—	$16,669,461
Feb 22, 2005	Feb 2, 2007 - Feb 1, 2009	$30.41		900,000	—	—	900,000	—	—	$1,386,000
Apr 18, 2005	Feb 7, 2008 - Feb 6, 2010	$28.90		147,942	7,058	—	155,000	—	—	$375,100
Apr 18, 2005	Feb 7, 2008 - Feb 6, 2010	$29.93		17,500	—	—	17,500	—	—	$49,000
Jul 8, 2005	Feb 7, 2008 - Feb 6, 2010	$30.40		191,375	29,000	—	220,375	—	—	$577,383
Jul 8, 2005	Feb 7, 2008 - Feb 6, 2010	$29.93		3,000	—	—	3,000	—	—	$8,400
Dec 19, 2005	Feb 7, 2008 - Feb 6, 2010	$31.78		60,384	—	—	—	—	—	$165,452
Feb 6, 2006	Feb 7, 2008 - Feb 6, 2010	$34.53		111,500	—	—	—	—	—	$360,145
Feb 6, 2006 (3)	Feb 6, 2009 - Aug 6, 2011	$34.53		7,063,326	361,222	—	—	—	—	$27,183,313
Feb 20, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53		477,487	43,800	—	—	—	—	$1,887,542
Feb 22, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53		443,000	—	—	—	—	—	$1,320,140
Mar 10, 2006	Feb 6, 2009 - Aug 6, 2012	$34.53		500,000	—	—	—	—	—	$1,550,000
May 3, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53		51,300	—	—	—	—	—	$238,545
May 3, 2006	Feb 6, 2009 - Aug 6, 2011	$37.55		29,773	—	—	—	—	—	$111,649
Jul 31, 2006	Feb 6, 2009 - Aug 6, 2011	$34.53		16,875	—	—	—	—	—	$81,675
Jul 31, 2006	Feb 6, 2009 - Aug 6, 2011	$35.50		108,125	—	—	—	—	—	$430,337
Performance rights plan
Mar 21, 2003	Mar 21, 2006 - Mar 20, 2011	$1.00	(4)	1,277,818	52,131	—	1,329,949	28,567	—	$33,466,701
Aug 8, 2003	Mar 21, 2006 - Mar 20, 2011	$1.00	(4)	31,250	—	—	31,250	—	—	$750,313
Oct 30, 2003	Mar 21, 2006 - Mar 20, 2011	$1.00	(4)	25,625	—	—	25,625	—	—	$720,056
Jan 16, 2004	Jan 16, 2007 - Jan 15, 2012	$1.00	(4)	1,175,644	49,532	—	1,225,176	24,846	—	$27,519,444
Jan 30, 2004	Jan 16, 2007 - Jan 15, 2012	$1.00	(4)	107,874	2,814	—	110,688	1,312	—	$2,556,265

Issue date	Exercise period (1)	Exercise price of options		No. held at Sep 30, 2006	No. lapsed or cancelled during 2006 (2)	No. exercised during 2006	No. held at Sep 30, 2005	No. lapsed or cancelled during 2005 (2)	No. exercised during 2005	Fair value as at grant date
Jun 25, 2004	Jan 16, 2007 - Jan 15, 2012	$1.00	(4)	72,782	—	—	72,782	—	—	$1,607,754
Sep 30, 2004	Sep 1, 2007 - Aug 31, 2009	$1.00	(4)	97,656	—	—	97,656	—	—	$1,708,980
Dec 21, 2004	Sep 1, 2007 - Aug 31, 2009	$1.00	(4)	59,450	—	—	59,450	—	—	$838,840
Feb 7, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	(4)	1,257,842	115,461	—	1,373,303	115,113	—	$25,526,334
Feb 22, 2005	Feb 2, 2007 - Feb 1, 2009	$1.00	(4)	210,000	—	—	210,000	—	—	$1,547,700
Apr 18, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	(4)	41,361	1,764	—	43,125	—	—	$710,700
Jul 8, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	(4)	48,954	6,890	—	55,844	—	—	$1,022,504
Dec 19, 2005	Feb 7, 2008 - Feb 6, 2010	$1.00	(4)	15,098	—	—	—	—	—	$258,327
Feb 6, 2006 (5)	Feb 6, 2009 - Aug 6, 2011	$1.00	(4)	1,725,784	90,119	—	—	—	—	$46,973,561
Feb 20, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	(4)	119,446	10,949	—	—	—	—	$3,227,137
Feb 22, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	(4)	110,750	—	—	—	—	—	$1,950,308
Mar 10, 2006	Feb 6, 2009 - Aug 6, 2012	$1.00	(4)	140,000	—	—	—	—	—	$2,452,800
May 3, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	(4)	20,269	—	—	—	—	—	$395,448
July 31, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	(4)	4,221	—	—	—	—	—	$127,179
July 31, 2006	Feb 6, 2009 - Aug 6, 2011	$1.00	(4)	27,033	—	—	—	—	—	$543,904

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

(3)          The grant of performance options on February 6, 2006 included 5,594,708 performance options with a non-market based performance hurdle (and fair value of $3.75 as shown in the table on page 200) and 1,829,840 performance options with a market-based performance hurdle (and fair value of $3.39). The grant of performance options on February 20, 2006 included 334,386 performance options with a non-market based performance hurdle and 186,901 performance options with a market-based performance hurdle (with the same fair values).

(4)          A notional sum of $1.00 is payable by the holder on exercise of all performance rights exercised on any particular day.

(5)          The grant of performance rights on February 6, 2006 included 1,365,123 performance rights with a non-market based performance hurdle (and fair value of $28.39 as shown in the table on page 200) and 450,780 performance rights with a market-based performance hurdle (and fair value of $18.23). The grant of performance rights on February 20, 2006 included 83,665 performance rights with a non-market based performance hurdle and 46,730 performance rights with a market-based performance hurdle (with the same fair values).

The market price of the Company’s shares at September 30, 2006 was $36.70 (2005: $33.05, 2004: $26.98, 2003: $30.80). The volume weighted average share price during the year ended September 30, 2006 was $34.73.

Table 3 Summary of movements

	Performance options		Performance rights
	Number	Weighted average exercise price	Number	Weighted average exercise price (1)
Equity instruments outstanding as at September 30, 2004	36,601,975	$30.41	2,947,851	—
Granted	7,486,754	$29.87	1,856,835	—
Forfeited (2)	863,189	$31.16	169,838	—
Exercised	1,781,120	$24.05	—	—
Expired	—	—	—	—
Equity instruments outstanding as at September 30, 2005	41,444,420	$30.57	4,634,848	—
Granted	9,266,792	$34.53	2,263,669	—
Forfeited (2)	1,781,078	$32.27	329,660	—
Exercised	1,639,130	$24.87	—	—
Expired	—	—	—	—
Equity instruments outstanding as at September 30, 2006	47,291,004	$31.48	6,568,857	—
Equity instruments exercisable as at September 30, 2006	4,955,460	$26.10	—	—

(1)          A notional sum of $1.00 is payable by the holder on exercise of all performance rights exercised on any particular day.

(2)          Performance options and performance rights generally lapse 30 days after cessation of employment unless otherwise determined by the Board (as provided for in the terms attaching to each grant of performance options and performance rights).

Fair value of performance options and performance rights

The numerical pricing model applied by the Company to value performance options and performance rights is a simulated version of the Black-Scholes method as allowed under AASB 2 “Share-based Payment” (AASB 2) and its international equivalents. The simulation approach allows the valuation to take into account both the probability of achieving the performance hurdle required for the performance options or performance rights to vest and the potential for early exercise of vested performance options or performance rights. The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of performance options or performance rights vesting (which may be zero), and the performance option or performance rights holder’s ability to exercise the performance option or performance right.

The key assumptions and inputs for the valuation model are the exercise price of the performance option or performance right, the expected volatility of the Company’s share price, the risk-free interest rate and the expected dividend yield on the Company’s shares for the life of the performance options and performance rights. Other inputs to the calculation include the life of the performance option or performance rights, and the closing price of Company shares on grant date. Assumptions for the correlations and volatilities of share price returns for companies in the performance hurdle peer group are also required, but are of lesser importance to the valuation results. When estimating expected volatility, historic daily share prices are analysed to arrive at annual and cumulative historic volatility estimates (which may be adjusted for any abnormal periods or non-recurring significant events). Trends in the data are analysed to estimate volatility movements in the future for use in the numeric pricing model. The calculation assumes that performance rights will be exercised immediately upon the date of vesting, as there is only as nominal exercise price to pay and the holder will receive dividends on resulting shares. Conversely, it assumes that only a minimal number (10%) of performance options will be exercised prior to the expiry date (normally when employees leave the Group) as there is a substantial exercise price to pay.

The following tables show these significant assumptions for each grant of performance options and performance rights, and the resulting fair values. Where performance options and performance rights have a non-market based performance hurdle, the share-based payments expense under the accounting standards uses the ‘no hurdle’ value of the performance options and performance rights multiplied by the percentage of performance options and performance rights which are expected to vest under the non-market based hurdle. The following tables therefore show a ‘no hurdle’ value where the grant includes performance options and performance rights with non-market based performance hurdles. Expected time to vesting (from grant date) of each performance option and performance rights shown in the tables below is an output of the valuation model, along with the fair valuations of the performance options and performance rights.

Refer to section (f) and (g) of this note for details of the plans and the hurdles that must be achieved before the performance options and performance rights can be exercised.

Issue date	Jul 31, 2006	Jul 31, 2006(1)	May 3, 2006	May 3, 2006(2)	Mar 10,2006(3)	Feb 22, 2006(4)	Feb 6/Feb20, 2006(5)
Expiry date	Aug 6, 2011	Aug 6, 2011	Aug 6, 2011	Aug 6, 2011	Aug 6, 2012	Aug 6, 2011	Aug 6, 2011
Risk-free interest rate (per annum)	5.9%	5.9%	5.7%	5.7%	5.2%	5.2%	5.2%
Expected volatility of share price	15.5%	15.5%	15.0%	15.0%	15.0%	15.0%	15.0%
Closing share price on grant date	$35.90	$35.90	$37.24	$37.24	$33.88	$33.88	$35.06
Dividend yield (per annum)	5.0%	5.0%	5.0%	5.0%	5.3%	5.3%	5.3%
Exercise price of options	$35.50	$34.53	$37.55	$34.53	$34.53	$34.53	$34.53

Fair value of performance options	$3.98	—	$3.75	$4.65	$3.10	$2.98	$3.39
Fair value of performance rights	$20.12	—	$19.51	$19.51	$17.52	$17.61	$18.23
‘No hurdle’ value of performance options	—	$4.84	—	—	—	—	$3.75
‘No hurdle’ value of performance rights	—	$30.13	—	—	—	—	$28.39
Expected time to vesting (12)	3.52 years	3.52 years	3.77 years	3.77 years	4.60 years	4.09 years	4.09 years

Issue date	Feb 6, 2006(6)	Dec 19, 2005	Jul 8, 2005	Jul 8, 2005(7)	Apr 18, 2005	Apr 18, 2005(7)	Feb 22, 2005(8)
Expiry date	Feb 6, 2010	Feb 6, 2010	Feb 6, 2010	Feb 6, 2010	Feb 6, 2010	Feb 6, 2010	Feb 1, 2009
Risk-free interest rate (per annum)	5.2%	5.2%	5.1%	5.1%	5.2%	5.2%	5.4%
Expected volatility of share price	15.0%	15.0%	16.0%	16.0%	16.0%	16.0%	16.0%
Closing share price on grant date	$35.06	$31.96	$30.21	$30.21	$28.36	$28.36	$29.63
Dividend yield (per annum)	5.3%	5.3%	5.8%	5.8%	5.8%	5.8%	5.8%
Exercise price of options	$34.53	$31.78	$30.40	$29.93	$28.90	$29.93	$30.41

Fair value of performance options	$3.23	$2.74	$2.62	$2.80	$2.42	$2.80	$1.54
Fair value of performance rights	—	$17.11	$18.31	$18.31	$16.48	$16.48	$7.37
Expected time to vesting (12)	2.17 years	2.37 years	2.80 years	2.80 years	3.04 years	3.04 years	2.61 years

Issue date	Feb 7, 2005	Dec 21,2004	Sep 30, 2004	Jun 25, 2004	Jun 25,2004(9)	Jan 16/Jan 30, 2004(10)	Oct 30, 2003
Expiry date	Feb 6, 2010	Aug 31, 2009	Aug 31, 2009	Jan 15, 2012	Jan 15, 2012	Jan 15, 2012	Mar 20, 2011
Risk-free interest rate (per annum)	5.3%	5.1%	5.5%	5.6%	5.6%	5.5%	5.6%
Expected volatility of share price	16.0%	18.0%	21.4%	20.9%	20.9%	21.7%	18.0%
Closing share price on grant date	$29.98	$28.48	$26.98	$29.86	$29.86	$29.92	$30.85
Dividend yield (per annum)	5.8%	5.7%	5.1%	5.3%	5.3%	5.1%	4.7%
Exercise price of options	$29.93	$26.59	$26.59	$29.91	$30.25	$30.25	$30.98

Fair value of performance options	$2.80	$3.33	$4.00	$4.42	$4.33	$4.71	$4.39
Fair value of performance rights	$17.15	$14.11	$17.50	$22.09	$22.09	$21.86	$22.59
Expected time to vesting (12)	3.23 years	3.00 years	3.18 years	3.2 years	3.2 years	3.6 years	3.0 years

Issue date	Aug 8,2003(11)	Mar 21, 2003	Jun 14, 2002	Sep 14, 2001	Mar 23, 2001	Sep 28, 2000	Mar 23, 2000
Expiry date	Mar 20, 2011	Mar 20, 2011	Jun 13, 2010	Sep 13, 2009	Mar 22, 2009	Sep 27, 2008	Mar 22, 2008
Risk-free interest rate (per annum)	5.4%	5.4%	5.9%	5.9%	5.6%	6.6%	6.1%
Expected volatility of share price	18.0%	18.0%	15.0%	24.5%	20.7%	20.8%	20.8%
Closing share price on grant date	$32.93	$30.85	$35.96	$27.40	$27.27	$25.30	$21.80
Dividend yield (per annum)	4.7%	4.7%	3.7%	4.8%	4.6%	3.9%	4.5%
Exercise price of options	$30.46	$30.46	$36.14	$28.87	$27.85	$24.89	$21.29

Fair value of performance options	$5.28	$4.51	$6.38	$5.33	$4.91	$5.89	$4.47
Fair value of performance rights	$24.01	$22.02	—	—	—	—	—
Expected time to vesting (12)	3.18 years	3.6 years	—	—	—	—	—

(1)          Performance options and performance rights were granted on July 31, 2006 to five individuals whose grants should have been included in the main allocation of 2006 LTI on February 6, 2006. These participants therefore received the same exercise price for their performance options.

(2)          Performance options and performance rights were granted on May 3, 2006 to two individuals whose scheduled allocation of commencement benefits was delayed from February 2006, and joined with the following quarter’s allocations for administrative purposes. These participants therefore received the February 6, 2006 exercise price for their performance options.

(3)          Performance options and performance rights were granted on March 10, 2006 to Mr John Stewart following approval by shareholders at the annual general meeting held on January 30, 2006. For valuation purposes, the ‘grant date’ of Mr Stewart’s performance options and performance rights is deemed to be January 30, 2006. The exercise price of the performance options is the volume weighted average share price over the one week following the annual general meeting, in line with the main 2006 LTI grant for other employees on February 6 and February 20, 2006.

(4)          Performance options and performance rights were granted on February 22, 2006 to Mr Ahmed Fahour and Mr Michael Ullmer following approval by shareholders at the annual general meeting held on January 30, 2006. For valuation purposes, the ‘grant date’ of Mr Fahour’s and Mr Ullmer’s performance options and performance rights is deemed to be January 30, 2006. The exercise price of the performance options is the volume weighted average share price of the Company’s ordinary shares that were traded over the one week following the annual general meeting, in line with the main 2006 LTI grant for other employees on February 6 and February 20, 2006.

(5)          Performance options and performance rights in respect of the 2006 LTI program were granted to employees on February 6, 2006, and on February 20, 2006 in New Zealand.

(6)          Performance options were not granted to employees based in the US in February 2005 in respect of the 2005 LTI program, due to uncertainty under new legislation in the US. The delayed performance options were granted on February 6, 2006 with a performance hurdle, performance period, and expiry date matching those which had been granted to other employees in February 2005.

(7)          Performance options and performance rights were granted on April 18, 2005 and on July 8, 2005 to four individuals whose grants should have been included in the main allocation of 2005 LTI on February 7, 2005. These participants therefore received the same exercise price for their performance options.

(8)          Performance options and performance rights were granted on February 22, 2005 to Mr John Stewart following approval by shareholders at the annual general meeting held on January 31, 2005. For valuation purposes the ‘grant date’ of Mr Stewart’s performance options and performance rights is deemed to be January 31, 2005. The exercise price of the performance options is the volume weighted average share price of the Company’s ordinary shares that were traded over the one week following his commencement in the position of Group Chief Executive Officer on 2 February 2004, and the performance hurdle is the same as that which applies to the main 2004 LTI grant made to other employees on January 16 and January 30, 2004.

(9)          Performance options and performance rights were granted on June 25, 2004 to two individuals (including Mr John Stewart) whose grants were delayed from the main allocation of 2004 LTI on January 16, 2004. These participants therefore received the same exercise price for their performance options.

(10)        Performance options and performance rights in respect of the 2004 LTI program were granted to employees on January 16, 2004, and on January 30, 2004 in New Zealand.

(11)        Performance options and performance rights were granted to Mr John Stewart after his commencement of employment on August 8, 2003 with the same performance hurdle and exercise price for performance options as that which applies to the main 2003 LTI grant made to other employees on March 21, 2003.

(12)        Expected time to vesting is measured from the ‘grant date’ of the performance options and performance rights and is an output of the simulated version of the Black-Scholes method of valuation. For grants post March 2006 the expected time to vesting values shown represent the mode average and for prior grants the mean average.

Expense arising from equity-based payment transactions

AIFRS introduces the requirement for the Group to recognise an expense in respect of all equity-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments granted. As required by AASB 2, the fair value of performance options and performance rights is calculated using an appropriate valuation technique (described above) and the fair value of shares issued under the staff share schemes is determined by reference to the market price.

The fair value expense of each tranche of performance options, performance rights and shares granted is recognised in the profit or loss on a straight-line basis over the period that the services are received by the Group (the ‘vesting period’). For performance options and performance rights the vesting period is the expected vesting period derived from the valuation technique as described above.

Total expenses arising from equity-based payment transactions recognised during the period as part of personnel expense were as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Equity-based payment expense
Options and rights granted under employee plans	57	41	39	27
Shares granted under employee plans	86	56	61	36
Total	143	97	100	63

42 Average balance sheets and related interest

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on impaired assets to the extent cash payments have been received. Impaired assets are included within interest-earning assets within loans and advances.

Average assets and interest income

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa
Average interest-earning assets
Due from other banks
Australia	9,561	450	4.71%	8,524	392	4.60%
Overseas	14,334	612	4.27%	14,637	523	3.57%
Marketable debt securities
Australia	9,697	540	5.57%	19,460	1,074	5.52%
Overseas	15,256	615	4.03%	16,839	690	4.10%
Loans and advances (1)
Australia	180,426	12,691	7.03%	162,055	11,438	7.06%
Overseas	100,294	7,268	7.25%	97,206	6,490	6.68%
Acceptances (2)
Australia	37,874	2,750	7.26%
Overseas	17	—	—
Other interest-earning assets
Australia	1,943	162	n/a	1,112	218	n/a
Overseas	6,289	465	n/a	5,649	278	n/a
Average interest-earning assets and interest revenue by
Australia	239,501	16,593	6.93%	191,151	13,122	6.86%
Overseas	136,190	8,960	6.58%	134,331	7,981	5.94%
Total average interest-earning assets and interest revenue	375,691	25,553	6.80%	325,482	21,103	6.48%
Average non-interest-earning assets
Acceptances (2)
Australia				20,873
Overseas				61
Investments relating to life insurance business (3)
Australia	51,318			43,082
Overseas	496			705
Property, plant and equipment
Australia	713			2,047
Overseas	1,607			1,882
Other assets	35,738			39,205
Total average non-interest- earning assets	89,872			107,855
Provision for doubtful debts
Australia	(1,208)			(1,434)
Overseas	(755)			(1,021)
Total average assets	463,600			430,882
Percentage of total average interest-earning assets applicable to overseas operations	36.3%			41.3%

Average liabilities and interest expense

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa
Average interest-bearing liabilities
Term deposits and certificates of deposits
Australia	45,770	2,495	5.45%	52,812	2,804	5.31%
Overseas	54,248	2,826	5.21%	46,591	2,273	4.88%
On-demand deposits and savings (short-term) deposits
Australia	58,026	2,577	4.44%	47,437	1,820	3.84%
Overseas	35,797	962	2.69%	35,487	889	2.51%
Government and official institution deposits
Australia	478	15	3.14%	506	12	2.37%
Overseas	817	36	4.41%	642	15	2.34%
Due to other banks
Australia	11,187	518	4.63%	14,091	685	4.86%
Overseas	24,231	1,117	4.61%	29,793	1,095	3.68%
Short-term borrowings
Australia	21,440	947	4.42%	16,827	584	3.47%
Overseas	6,859	321	4.68%	9,593	273	2.85%
Long-term borrowings
Australia	47,366	2,240	4.73%	38,644	1,716	4.44%
Overseas	4,131	238	5.76%	1,185	67	5.65%
Liability on acceptances (2)
Australia	30,694	1,758	5.73%
Overseas	17	—	—
Other debt issues
Australia	729	25	3.43%	329	13	3.95%
Overseas	1,012	58	5.73%	1,250	102	8.16%
Other interest-bearing liabilities
Australia	19	201	n/a	30	1,382	n/a
Overseas	70	533	n/a	93	429	n/a
Total average interest-bearing liabilities and interest expense by
Australia	215,709	10,776	5.00%	170,676	9,016	5.28%
Overseas	127,182	6,091	4.79%	124,634	5,143	4.13%
Total average interest-bearing liabilities and interest expense	342,891	16,867	4.92%	295,310	14,159	4.79%

Average non-interest-bearing liabilities
Liability on acceptances (2)
Australia				20,873
Overseas				61
Deposits not bearing interest
Australia	7,042			6,416
Overseas	4,005			5,093
Life insurance policy liabilities
Australia	42,760			38,135
Overseas	337			503
Other liabilities	40,549			35,685
Total average non-interest- bearing liabilities	94,693			106,766
Total average liabilities	437,584			402,076

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa
Average equity
Ordinary shares	7,662			6,757
National Income Securities	1,945			1,945
Trust Preferred Securities	975			975
Trust Preferred Securities II	1,014			531
National Capital Instruments	13			—
Contributed equity	11,609			10,208
Reserves	659			933
Retained profits	13,698			13,384
Parent entity interest	25,966			24,525
Minority interest in controlled entities	50			4,281
Total average equity	26,016			28,806
Total average liabilities and equity	463,600			430,882
Percentage of total average interest-earning liabilities applicable to overseas operations	37.1%			42.2%

(1)          Includes loans accounted for at fair value. Refer to note 16 for further detail.

(2)          From October 1, 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to October 1, 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

(3)          Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995 (Cth).

43 Interest rate risk

The following tables represent a breakdown, by region and repricing dates or contractual maturity, whichever is the earlier, of the Group’s assets, liabilities and off-balance sheet items for the last two years at September 30. As interest rates change over time, the Group may be exposed to reduced earnings due to the effects of interest rates on the structure of the balance sheet. Sensitivity to interest rates arises from mismatches in the repricing dates, basis risk and other characteristics of assets and their corresponding liabilities. These mismatches are actively managed as part of the overall interest rate risk management framework which is conducted on a regional basis in accordance with Group Treasury and nabCapital policies and guidelines. In managing the structural interest rate risk, the primary objectives are to limit the extent to which net interest income could be impacted from an adverse movement in interest rates and to maximise shareholder wealth.

Life insurance investment assets have been included in the following tables. The interest income on these assets supports the life insurance policies issued by the Group’s life insurance business and does not contribute to market risk within the Group’s banking operations. The assets and liabilities held in the statutory funds are subject to restrictions of the Life Insurance Act 1995 (Cth) (refer to note 1A(w) and 1A(aa).

The tables below provide details of the earlier of repricing periods or contractual maturity of all assets and liabilities of the Group. Repricing periods/contract maturities of greater than 12 months indicate an exposure to fixed rate interest rate risk. Repricing periods/contract maturities of less than 12 months indicate an exposure to variable rate interest rate risk and may also contain fixed rate interest rate risk elements. To obtain an understanding of the effective interest earned or paid on each of the assets and liabilities set out below, refer to note 42.

Off-balance sheet items include undrawn lending commitments and the notional value of derivatives. For details of derivatives refer to note 11 for 2006 disclosures and note 58 for 2005 disclosures.

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
Australia – 2006
Assets
Cash and liquid assets	618	—	—	—	—	—	—	2,495	3,113	5.9%
Due from other banks	10,398	—	—	—	—	—	—	15	10,413	5.9%
Trading derivatives	—	—	—	—	—	—	—	5,748	5,748	—
Trading securities	10,608	—	—	—	—	—	—	—	10,608	6.2%
Investments - available for sale and held to maturity	601	—	—	—	—	—	—	—	601	6.0%
Investments relating to life insurance business	800	388	279	100	186	43	11,458	41,486	54,740	5.1%
Other financial assets at fair value	—	—	—	—	—	—	—	4,177	4,177	—
Hedging derivatives	—	—	—	—	—	—	—	378	378	—
Loans and advances	141,934	14,289	12,451	13,834	3,740	3,294	1,084	508	191,134	7.4%
Due from customers on acceptances	41,714	—	—	—	—	—	—	—	41,714	7.3%
Other assets	—	—	—	—	—	—	—	6,751	6,751	—
Total assets	206,673	14,677	12,730	13,934	3,926	3,337	12,542	61,558	329,377	n/a
Liabilities and equity
Due to other banks	16,098	—	—	—	—	—	—	284	16,382	5.9%
Trading derivatives	—	—	—	—	—	—	—	4,003	4,003	—
Other financial liabilities at fair value	—	—	—	—	—	—	—	1,372	1,372	—
Hedging derivatives	—	—	—	—	—	—	—	165	165	—
Deposits and other borrowings	113,241	8,996	803	56	36	5	14	7,559	130,710	5.0%
Liability on acceptances	32,102	—	—	—	—	—	—	—	32,102	5.7%
Life insurance policy liabilities	—	—	—	—	—	—	—	46,477	46,477	—
Bonds, notes and subordinated debt	9,779	35,064	3,384	3,587	2,961	1,258	4,194	—	60,227	5.0%
Other debt issues	334	557	—	—	—	—	—	—	891	5.3%
Other liabilities and equity	—	—	—	—	—	—	—	37,048	37,048	—
Total liabilities and equity	171,554	44,617	4,187	3,643	2,997	1,263	4,208	96,908	329,377	n/a
Off-balance sheet items attracting interest rate sensitivity	(32,547)	31,783	(1,288)	1,742	(644)	(1,757)	2,711	—	—
Total interest rate repricing gap	2,572	1,843	7,255	12,033	285	317	11,045	(35,350)	—
Cumulative interest rate repricing gap	2,572	4,415	11,670	23,703	23,988	24,305	35,350	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
Australia – 2005
Assets
Cash and liquid assets	824	—	—	—	—	—	—	1,370	2,194	5.0%
Due from other banks	3,779	—	—	—	—	—	—	38	3,817	4.1%
Trading derivatives	—	—	—	—	—	—	—	5,163	5,163	—
Trading securities	13,010	—	—	—	—	—	—	—	13,010	6.1%
Investments - available for sale and held to maturity	626	—	—	—	—	—	—	—	626	5.7%
Investments relating to life insurance business	646	11	269	157	83	173	2,506	45,143	48,988	5.5%
Other financial assets at fair value	—	—	—	—	—	—	—	—	—	—
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Loans and advances	127,030	15,455	11,400	11,488	3,671	3,085	728	493	173,350	7.1%
Due from customers on acceptances	—	—	—	—	—	—	—	27,612	27,612	—
Other assets	—	—	—	—	—	—	—	10,150	10,150	—
Total assets	145,915	15,466	11,669	11,645	3,754	3,258	3,234	89,969	284,910	n/a
Liabilities and equity
Due to other banks	12,697	—	—	—	—	—	—	650	13,347	5.7%
Trading derivatives	—	—	—	—	—	—	—	3,801	3,801	—
Other financial liabilities at fair value	—	—	—	—	—	—	—	346	346	—
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Deposits and other borrowings	112,549	2,867	74	25	3	38	6	6,742	122,304	3.8%
Liability on acceptances	—	—	—	—	—	—	—	27,612	27,612	—
Life insurance policy liabilities	—	—	—	—	—	—	—	41,608	41,608	—
Bonds, notes and subordinated debt	6,449	21,393	1,437	3,367	1,605	2,881	3,229	—	40,361	3.5%
Other debt issues	328	—	—	—	—	—	—	—	328	3.0%
Other liabilities and equity	—	—	—	—	—	—	—	35,203	35,203	—
Total liabilities and equity	132,023	24,260	1,511	3,392	1,608	2,919	3,235	115,962	284,910	n/a
Off-balance sheet items attracting interest rate sensitivity	(19,460)	18,873	(788)	(1,409)	(671)	877	2,578	—	—
Total interest rate repricing gap	(5,568)	10,079	9,370	6,844	1,475	1,216	2,577	(25,993)	—
Cumulative interest rate repricing gap	(5,568)	4,511	13,881	20,725	22,200	23,416	25,993	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
Europe – 2006
Assets
Cash and liquid assets	7,611	—	—	—	—	—	—	342	7,953	4.6%
Due from other banks	9,588	—	—	—	—	—	—	97	9,685	3.8%
Trading derivatives	—	—	—	—	—	—	—	5,562	5,562	—
Trading securities	2,109	—	—	—	—	—	—	—	2,109	5.0%
Investments - available for sale and held to maturity	974	—	—	—	—	23	—	2	999	5.9%
Investments relating to life insurance business	—	—	—	—	—	—	—	—	—	—
Other financial assets at fair value	541	190	283	259	476	772	2,810	—	5,331	6.3%
Hedging derivatives	—	—	—	—	—	—	—	36	36	—
Loans and advances	49,792	4,817	4,082	1,692	820	1,479	1,157	(336)	63,503	6.3%
Due from customers on acceptances	—	—	—	—	—	—	—	12	12	—
Other assets	—	—	—	—	—	—	—	6,949	6,949	—
Total assets	70,615	5,007	4,365	1,951	1,296	2,274	3,967	12,664	102,139	n/a
Liabilities and equity
Due to other banks	12,687	181	—	—	—	—	—	27	12,895	4.4%
Trading derivatives	—	—	—	—	—	—	—	6,015	6,015	—
Other financial liabilities at fair value	1,805	2	7	9	11	14	598	(37)	2,409	5.3%
Hedging derivatives	—	—	—	—	—	—	—	53	53	—
Deposits and other borrowings	51,087	3,101	259	180	408	71	—	3,701	58,807	3.3%
Liability on acceptances	—	—	—	—	—	—	—	12	12	—
Life insurance policy liabilities	—	—	—	—	—	—	—	—	—	—
Bonds, notes and subordinated debt	3,513	—	—	—	—	625	—	—	4,138	5.1%
Other debt issues	—	704	—	—	—	—	—	—	704	7.9%
Other liabilities and equity	—	—	—	—	—	—	—	17,106	17,106	—
Total liabilities and equity	69,092	3,988	266	189	419	710	598	26,877	102,139	n/a
Off-balance sheet items attracting interest rate sensitivity	(5,356)	4,203	505	1,816	(1,007)	142	(303)	—	—
Total interest rate repricing gap	(3,833)	5,222	4,604	3,578	(130)	1,706	3,066	(14,213)	—
Cumulative interest rate repricing gap	(3,833)	1,389	5,993	9,571	9,441	11,147	14,213	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
Europe – 2005
Assets
Cash and liquid assets	1,310	—	—	—	—	—	—	3,221	4,531	3.7%
Due from other banks	9,744	—	—	—	—	—	—	12	9,756	3.9%
Trading derivatives	—	—	—	—	—	—	—	6,960	6,960	—
Trading securities	876	—	—	—	—	—	—	—	876	3.5%
Investments - available for sale and held to maturity	3,275	67	213	701	1,610	495	—	—	6,361	4.6%
Investments relating to life insurance business	—	—	—	—	—	—	—	—	—	—
Other financial assets at fair value	—	—	—	—	—	—	—	—	—	—
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Loans and advances	36,485	3,573	4,360	2,081	637	1,117	5,210	(434)	53,029	6.0%
Due from customers on acceptances	—	—	—	—	—	—	—	15	15	—
Other assets	—	—	—	—	—	—	—	4,099	4,099	—
Total assets	51,690	3,640	4,573	2,782	2,247	1,612	5,210	13,873	85,627	n/a
Liabilities and equity
Due to other banks	14,100	184	—	—	—	—	659	21	14,964	3.4%
Trading derivatives	—	—	—	—	—	—	—	6,906	6,906	—
Other financial liabilities at fair value	351	—	—	—	—	—	—	—	351	4.6%
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Deposits and other borrowings	41,235	1,252	413	39	—	382	334	2,993	46,648	3.0%
Liability on acceptances	—	—	—	—	—	—	—	15	15	—
Life insurance policy liabilities	—	—	—	—	—	—	—	—	—	—
Bonds, notes and subordinated debt	—	—	—	—	—	—	—	—	—	—
Other debt issues	—	—	1,231	—	—	—	—	—	1,231	7.9%
Other liabilities and equity	—	—	—	—	—	—	—	15,512	15,512	—
Total liabilities and equity	55,686	1,436	1,644	39	—	382	993	25,447	85,627	n/a
Off-balance sheet items attracting interest rate sensitivity	(6,331)	4,741	2,221	1,761	(1,833)	(682)	123	—	—
Total interest rate repricing gap	(10,327)	6,945	5,150	4,504	414	548	4,340	(11,574)	—
Cumulative interest rate repricing gap	(10,327)	(3,382)	1,768	6,272	6,686	7,234	11,574	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
New Zealand – 2006
Assets
Cash and liquid assets	295	—	—	—	—	—	—	2	297	4.2%
Due from other banks	3,258	—	—	—	—	—	—	—	3,258	6.5%
Trading derivatives	—	—	—	—	—	—	—	1,066	1,066	—
Trading securities	861	—	—	—	—	—	—	—	861	7.4%
Investments - available for sale and held to maturity	—	—	—	—	—	—	—	48	48	—
Investments relating to life insurance business	19	—	—	—	—	—	—	25	44	7.6%
Other financial assets at fair value	7,541	1,173	1,343	1,021	490	378	89	—	12,035	5.1%
Hedging derivatives	—	—	—	—	—	—	—	66	66	—
Loans and advances	9,263	5,034	6,354	2,491	754	1,350	161	—	25,407	9.9%
Due from customers on acceptances	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	—	—	—	—	935	935	—
Total assets	21,237	6,207	7,697	3,512	1,244	1,728	250	2,142	44,017	n/a
Liabilities and equity
Due to other banks	1,027	—	—	—	—	—	—	—	1,027	6.9%
Trading derivatives	—	—	—	—	—	—	—	1,105	1,105	—
Other financial liabilities at fair value	8,782	3,805	119	265	107	162	88	—	13,328	5.9%
Hedging derivatives	—	—	—	—	—	—	—	115	115	—
Deposits and other borrowings	16,481	2,478	110	34	11	5	—	476	19,595	5.4%
Liability on acceptances	—	—	—	—	—	—	—	—	—	—
Life insurance policy liabilities	—	—	—	—	—	—	—	(2)	(2)	—
Bonds, notes and subordinated debt	—	—	—	—	—	—	—	—	—	—
Other debt issues	—	—	—	—	—	—	—	—	—	—
Other liabilities and equity	—	—	—	—	—	—	—	8,849	8,849	—
Total liabilities and equity	26,290	6,283	229	299	118	167	88	10,543	44,017	n/a
Off-balance sheet items attracting interest rate sensitivity	15,307	(4,508)	(5,845)	(1,793)	(1,194)	(1,727)	(240)	—	—
Total interest rate repricing gap	10,254	(4,584)	1,623	1,420	(68)	(166)	(78)	(8,401)	—
Cumulative interest rate repricing gap	10,254	5,670	7,293	8,713	8,645	8,479	8,401	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
New Zealand – 2005
Assets
Cash and liquid assets	17	—	—	—	—	—	—	747	764	6.9%
Due from other banks	662	—	—	—	—	—	—	—	662	6.0%
Trading derivatives	—	—	—	—	—	—	—	542	542	—
Trading securities	1,029	—	—	—	—	—	—	—	1,029	7.0%
Investments - available for sale and held to maturity	602	403	1	—	—	—	—	14	1,020	6.5%
Investments relating to life insurance business	—	—	—	—	—	—	—	27	27	—
Other financial assets at fair value	—	—	—	—	—	—	—	—	—	—
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Loans and advances	13,683	6,431	8,860	2,787	1,927	646	84	—	34,418	8.0%
Due from customers on acceptances	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	—	—	—	—	1,685	1,685	—
Total assets	15,993	6,834	8,861	2,787	1,927	646	84	3,015	40,147	n/a
Liabilities and equity
Due to other banks	1,561	—	—	—	—	—	—	—	1,561	4.6%
Trading derivatives	—	—	—	—	—	—	—	811	811	—
Other financial liabilities at fair value	193	—	—	—	—	—	—	—	193	6.0%
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Deposits and other borrowings	22,729	2,611	237	—	—	—	—	595	26,172	5.6%
Liability on acceptances	—	—	—	—	—	—	—	—	—	—
Life insurance policy liabilities	—	—	—	—	—	—	—	—	—	—
Bonds, notes and subordinated debt	—	98	94	68	93	86	91	—	530	6.5%
Other debt issues	—	—	—	—	—	—	—	—	—	—
Other liabilities and equity	—	—	—	—	—	—	—	10,880	10,880	—
Total liabilities and equity	24,483	2,709	331	68	93	86	91	12,286	40,147	n/a
Off-balance sheet items attracting interest rate sensitivity	14,792	(4,495)	(7,535)	(1,033)	(1,024)	(634)	(71)	—	—
Total interest rate repricing gap	6,302	(370)	995	1,686	810	(74)	(78)	(9,271)	—
Cumulative interest rate repricing gap	6,302	5,932	6,927	8,613	9,423	9,349	9,271	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
United States and other – 2006
Assets
Cash and liquid assets	1,410	—	—	—	—	—	—	(5)	1,405	4.2%
Due from other banks	459	—	3	—	—	—	—	554	1,016	3.0%
Trading derivatives	—	—	—	—	—	—	—	1,008	1,008	—
Trading securities	162	—	—	—	—	—	—	—	162	5.1%
Investments - available for sale and held to maturity	1,148	28	57	—	—	—	—	—	1,233	3.7%
Investments relating to life insurance business	—	—	—	—	—	—	—	—	—	—
Other financial assets at fair value	—	—	—	580	—	—	—	—	580	4.1%
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Loans and advances	1,874	441	523	635	121	166	—	(27)	3,733	5.4%
Due from customers on acceptances	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	—	—	—	—	115	115	—
Total assets	5,053	469	583	1,215	121	166	—	1,645	9,252	n/a
Liabilities and equity
Due to other banks	6,122	1,057	—	—	—	—	—	6	7,185	4.5%
Trading derivatives	—	—	—	—	—	—	—	885	885	—
Other financial liabilities at fair value	1	—	—	570	—	—	—	—	571	3.3%
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Deposits and other borrowings	12,301	435	1	—	19	4	—	405	13,165	4.7%
Liability on acceptances	—	—	—	—	—	—	—	—	—	—
Life insurance policy liabilities	—	—	—	—	—	—	—	—	—	—
Bonds, notes and subordinated debt	641	—	—	—	—	—	—	—	641	6.2%
Other debt issues	679	—	—	—	—	—	—	—	679	4.4%
Other liabilities and equity	—	—	—	—	—	—	—	(13,874)	(13,874)	—
Total liabilities and equity	19,744	1,492	1	570	19	4	—	(12,578)	9,252	n/a
Off-balance sheet items attracting interest rate sensitivity	3	1	7	33	23	12	(79)	—	—
Total interest rate repricing gap	(14,688)	(1,022)	589	678	125	174	(79)	14,223	—
Cumulative interest rate repricing gap	(14,688)	(15,710)	(15,121)	(14,443)	(14,318)	(14,144)	(14,223)	—

	Repricing period/contract maturity							Non-interest-		Weighted average
	0 to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	Over	earning/		effective
	month(s)	months	year(s)	years	years	years	5 years	bearing	Total	interest rate
	$m	$m	$m	$m	$m	$m	$m	$m	$m	% pa
United States and other – 2005
Assets
Cash and liquid assets	913	—	—	—	—	—	—	39	952	2.7%
Due from other banks	622	—	—	3	—	—	—	735	1,360	3.6%
Trading derivatives	—	—	—	—	—	—	—	1,294	1,294	—
Trading securities	239	—	—	—	—	—	—	—	239	2.1%
Investments - available for sale and held to maturity	2,559	143	—	617	—	—	—	—	3,319	2.8%
Investments relating to life insurance business	—	—	—	—	—	—	94	674	768	6.9%
Other financial assets at fair value	—	—	—	—	—	—	—	—	—	—
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Loans and advances	1,814	430	381	593	381	269	38	(29)	3,877	4.1%
Due from customers on acceptances	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	—	—	—	—	105	105	—
Total assets	6,147	573	381	1,213	381	269	132	2,818	11,914	n/a
Liabilities and equity
Due to other banks	5,758	684	—	—	—	—	—	8	6,450	3.4%
Trading derivatives	—	—	—	—	—	—	—	1,095	1,095	—
Other financial liabilities at fair value	—	—	—	597	—	—	—	—	597	12.7%
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Deposits and other borrowings	15,750	1,091	—	—	—	—	—	592	17,433	3.4%
Liability on acceptances	—	—	—	—	—	—	—	—	—	—
Life insurance policy liabilities	—	—	—	—	—	—	—	515	515	—
Bonds, notes and subordinated debt	599	—	—	—	—	—	—	—	599	6.3%
Other debt issues	—	—	—	—	—	—	—	—	—	—
Other liabilities and equity	—	—	—	—	—	—	—	(14,775)	(14,775)	—
Total liabilities and equity	22,107	1,775	—	597	—	—	—	(12,565)	11,914	n/a
Off-balance sheet items attracting interest rate sensitivity	149	(140)	—	49	—	—	(58)	—	—
Total interest rate repricing gap	(15,811)	(1,342)	381	665	381	269	74	15,383	—
Cumulative interest rate repricing gap	(15,811)	(17,153)	(16,772)	(16,107)	(15,726)	(15,457)	(15,383)	—

44 Notes to the cash flow statement

(a)  Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Net profit attributable to members of the Company	4,392	3,992	3,087	4,253
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(951)	(320)	(703)	(532)
Increase/(decrease) in interest payable	1,635	217	1,254	349
Increase/(decrease) in unearned income	(101)	176	135	208
Fair value movements
Assets, liabilities and derivatives held at fair value	1,223	(29)	1,156	(110)
Net adjustment to bid/offer valuation	5	—	5	—
Increase/(decrease) in personnel provisions	(87)	388	2	275
Increase/(decrease) in other operating provisions	(158)	471	(101)	237
Equity based payments recognised in equity or reserves	143	97	143	97
Superannuation costs - defined benefit pension plans	(319)	(129)	(43)	—
Impairment losses on non-financial assets	(9)	20	6	16
Charge to provide for doubtful debts	606	534	262	294
Depreciation and amortisation expense	773	963	309	294
Revaluation losses on exchangeable capital units	122	—	32	—
Movement in life insurance policyholder liabilities	5,872	7,043	—	—
Unrealised (gain)/loss on investments relating to life insurance business	(4,528)	(5,676)	—	—
Decrease/(increase) in other assets	6	(268)	(22)	(236)
Increase/(decrease) in other liabilities	(65)	(952)	169	(697)
Increase/(decrease) in income tax payable	109)	795	242	117
Increase/(decrease) in deferred tax liabilities	(129)	(127)	(117)	32
Decrease/(increase) in deferred tax assets	214	(271)	(3)	(284)
Add/(deduct): Operating cash flows items not included in profit	(18,832)	(16,745)	(15,319)	(9,869)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax	(151)	(1,354)	—	41
(Profit)/loss on investments classified as available for sale and held to maturity	—	3	—	(1)
(Profit)/loss on sale of property, plant equipment and other assets	(11)	(53)	6	(1)
Net cash provided by/(used in) operating activities	(10,241)	(11,225)	(9,500)	(5,517)

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to banks.

Cash and cash equivalents at the end of the year as shown in the cash flow statement is reconciled to the related items on the balance sheet as follows:

Cash and liquid assets (excluding money at short call)	12,768	7,881	5,913	3,334
Treasury and other eligible bills	167	99	—	—
Due from other banks (excluding mandatory deposits with supervisory central banks)	24,248	15,465	19,509	16,158
	37,183	23,445	25,422	19,492
Due to other banks	(37,489)	(35,904)	(33,015)	(32,605)
Total cash and cash equivalents	(306)	(12,459)	(7,593)	(13,113)

Cash comprises cash on hand and demand deposits.  Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(c)  Non-cash financing and investing activities

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
New share issues
Dividend reinvestment plan	198	205	198	205
Bonus share plan	107	132	107	132
Movement in assets under finance lease	22	(12)	20	(5)

(d)  Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 2006 and 2005 years.

(e)  Sales of controlled entities

The following sales were made during the last two years to September 30, 2006:

•                  On July 31, 2006, the Group’s Custom Fleet business was sold, accounting proceeds on sale were $571 million (subject to final adjustments) (the Group’s Custom Fleet business was included within the Australia Region, United Kingdom Region and New Zealand Region business segments);

•                  On May 8, 2006, MLC Asia businesses were sold, accounting proceeds on sale were $565 million (this business was included within the Australia Region business segment);

•                  On January 31, 2006, BNZ Investment Management Limited was sold, accounting proceeds on sale were $8 million (this business was included within the New Zealand Region business segment);

•                  On February 28, 2005, National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited, was sold for cash consideration of $2,493 million (this business was included within the United Kingdom Region business segment); and

•                  On January 31, 2005, MLC Limited sold 66% of the share capital of Advance MLC Assurance Co. Limited for cash consideration of $2 million (this business was included within the Australia Region business segment).

The operating results of the controlled entities have been included in the Group’s income statement up to the date of sale.  Details of the sales were as follows:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Consideration received (cash and receivables to be discharged in cash)	1,144	2,495	—	—
Net assets of controlled entities sold
Cash and liquid assets	60	1,043	—	—
Due from other banks	—	1,053	—	—
Investment - held to maturity	—	691	—	—
Investments relating to life insurance business	822	3	—	—
Loans and advances	148	13,333	—	—
Property, plant and equipment	2,019	194	—	—
Other assets	294	346	—	—
Due to other banks	—	(2,113)	—	—
Life policy liabilities	(583)	—	—	—
Deposits and other borrowings	—	(12,340)	—	—
Provisions	(65)	(78)	—	—
Defined benefit pension scheme liabilities	—	(290)	—	—
Bonds, notes and subordinated debt	(43)	—	—	—
Other liabilities	(2,099)	(877)	—	—
Total net assets of controlled entities sold	553	965	—	—
Goodwill	344	13	—	—
Foreign currency translation reserve relating to controlled entities sold	12	(14)	—	—
Transaction costs on disposal of controlled entities sold (including provision & warranties recognised)	84	177	—	41
Total costs of disposal of controlled entities sold	993	1,141	—	41
Profit/(loss) on sale of controlled entities before income tax	151	1,354	—	(41)

45 Particulars in relation to controlled entities

The following table presents the material controlled entities of the Group.  Investment vehicles holding life policyholder assets are excluded from the below list.

Entity name	Ownership %	Incorporated/formed in

National Australia Bank Limited		Australia
National Equities Limited (1)	100	Australia
National Australia Group (NZ) Limited	100	New Zealand
Bank of New Zealand	100	New Zealand
BNZ International Funding Limited	100	New Zealand
BNZ Investments Limited	100	New Zealand
BNZ Branch Properties Limited	100	New Zealand
National Australia Group Europe Limited	100	England
National Europe Holdings Limited	100	England
Clydesdale Bank PLC	100	Scotland
Clydesdale Bank Asset Finance Limited	100	Scotland
Yorkshire Bank Investments Limited	100	England
Yorkshire Bank Home Loans Limited	100	England
National Australia Group Europe Services Limited	100	Scotland
National Australia Group Europe Investments Limited	100	Scotland
National Wealth Management Holdings Limited	100	Australia
National Australia Financial Management Limited	100	Australia
MLC Holdings Limited	100	Australia
MLC Lifetime Company Limited	100	Australia
MLC Investments Limited	100	Australia
MLC Limited	100	Australia
National Wealth Management International Holdings Limited	100	Australia
BNZ Life Insurance Limited	100	New Zealand
National Australia Insurance Services Limited	100	England
National Corporate Investment Services Limited	100	Australia
National Australia Trustees Limited	100	Australia
National Australia Group Services Limited	100	Australia
NBA Properties Limited (1)	100	Australia
National Australia Corporate Services Limited (1)	100	Australia
Nautilus Insurance Pte Limited	100	Singapore
Nautilus Insurance (Europe) Limited	100	Republic of Ireland
National Australia Finance (Asia) Limited	100	Hong Kong

(1)          These controlled entities and those listed hereunder have entered into a deed of cross guarantee (refer to note 46 for details) with the Company pursuant to ASIC Class Order 98/1418 dated August 13, 1998.  The controlled entities and the Company form a closed group (a closed group is defined as a group of entities comprising a holding entity and its related wholly-owned entities).  Relief, therefore, was granted to these controlled entities from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of an annual financial report.

ARDB Limited	C.B.C. Properties Limited	NBA Leasing Pty Limited
Australian Banks’ Export Re-Finance	Commercial Nominees Pty Limited	NBA Properties (Qld) Limited
Corporation Limited	National Australia Investment Brokers Limited	NBA Properties (Vic) Limited
C.B.C. Holdings Limited	National Nominees (London) Limited	VPL Securities Pty Limited

Section 323D(3) of the Corporation Act 2001 (Cth) requires the Company to ensure that its controlled entities have the same financial year as the Company. Pursuant to ASIC instrument 06/480 dated June 5, 2006, the Company is relieved from this requirement in respect of certain registered managed investment schemes of which MLC Investments Limited is the responsible entity.  Each scheme prepares an audited financial report following its year end in accordance with its constituent document.

46 Contingent liabilities and credit commitments

The following table shows the level of the Group’s contingent liabilities as at September 30:

	Group				Company
	Notional amount (1)		Credit equivalent (2)		Notional amount (1)		Credit equivalent (2)
	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Contingent liabilities
Guarantees	3,082	3,500	3,082	3,500	5,531	6,222	5,531	6,222
Standby letters of credit	6,338	6,753	6,338	6,753	5,759	5,939	5,759	5,939
Documentary letters of credit	523	471	105	95	397	377	80	77
Performance-related contingencies	3,614	2,695	1,807	1,347	2,879	2,186	1,449	1,102
Other	193	142	193	142	191	112	191	112
Total contingent liabilities (3)	13,750	13,561	11,525	11,837	14,757	14,836	13,010	13,452

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

(3)                               The maximum potential amount of future payments disclosed is undiscounted and not reduced by any amounts that may be recovered under the recourse provisions that are outlined below.

Credit-related commitments

Underwriting facilities	60	—	30	—	60	—	30	—
Binding credit commitments (1)	128,198	112,549	24,246	22,268	85,970	76,446	19,695	19,200
Total credit-related commitments	128,258	112,549	24,276	22,268	86,030	76,446	19,725	19,200

(1)                               Includes the notional amount and the credit equivalent for credit derivatives where the Group has sold credit protection.

Investment commitments

Statutory funds (1)	1,040	742	1,040	742	—	—	—	—
Total investment commitments	1,040	742	1,040	742	—	—	—	—

(1)                               In the normal course of business of the Group’s life insurance business statutory funds, various types of investment contracts are entered into that give rise to contingent or future obligations.

Other commitments contracted for as at the reporting date are set out below:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m

Information technology and telecommunication services
Less than 1 year	140	177	113	150
One to five years	20	160	—	113
Total information technology and telecommunication services	160	337	113	263

Operational, property and support services
Less than 1 year	204	200	114	166
One to five years	181	377	166	280
Total operational, property and support services	385	577	280	446

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

(iii) Inter-bank deposit agreement

The Company is a party to an inter-bank deposit agreement between the major Australian banks.  Each participant, including the Company, has a maximum commitment to provide a deposit of an amount of up to $2,000 million, for a period of 30 days, to any other participant experiencing liquidity problems. Repayment of the deposit by the recipient bank may be by cash or by transfer of mortgages securing eligible housing loans to the value of the deposit.  The agreement is certified by APRA as an industry support contract under section 11CB of the Banking Act 1959 (Cth).

(iv) Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.

The Company received a document request from the SEC Division of Enforcement in February 2004 as part of an investigation into certain Australian registrants and public accounting firms.  The SEC Division of Enforcement has requested documents and information and is investigating issues that have occurred since at least as early as October 1, 2000 (the commencement of the 2001 year) regarding independence of the Company’s former auditor, KPMG, and regarding the Company’s accounting and internal controls, including the unauthorized foreign currency options trading matter and Homeside US.

During the 2003 and prior fiscal years, KPMG employees performed non-audit services for the Group, including loan reviews in the Credit Restructuring unit in Australia and in the tax and internal audit functions, while on secondment to entities within the Group.  KPMG was the external auditor of the Company until January 31, 2005.  All KPMG internal audit secondments were terminated by the end of the 2002 year and all KPMG secondments ceased from the end of the 2003 year.  KPMG has also informed the Company and the SEC that during the 2004 year, 12 KPMG professionals maintained savings and checking accounts and three had loans with the Company that are not permitted by the SEC’s auditor independence rules.  While KPMG has reported that some of these circumstances were potential violations of the SEC independence rules, KPMG has advised the Company that it does not consider its independence to have been compromised.  The SEC is also reviewing services of KPMG relating to potential or actual borrowers from the Company, such as acting as receiver and manager, investigating accountant, monitoring consultant and an agent for a mortgagee in possession, and legal services provided to the Group by a UK law firm formerly affiliated with KPMG.

The SEC Division of Enforcement has also requested information about the Company’s investment in HomeSide US, which resulted in the recognition of a $1,323 million (after tax) impairment loss on mortgage servicing rights (MSRs), $1,436 million provision for changes in valuation assumptions to reduce the carrying value of the MSRs to an estimated market sale value and a $858 million goodwill write down in 2001.  The Company has also provided to the SEC information about the Company’s unauthorized foreign currency options trading announced in January 2004.  In the investigation of these losses, it was found that, in the Institutional Markets & Services division, there was inadequate supervision and failures in control procedures and risk management systems. Following a review conducted by APRA, the Company’s prudential regulator, the Company has taken steps to improve its control systems. The issues identified in the APRA review have either been fully remediated or alternative controls have been reviewed and relied upon for financial reporting.  A key outcome was the reopening in May 2005 of the foreign currency options trading desk.

The Company continues to cooperate fully with the SEC regarding this matter.  While the Company cannot predict action the SEC may take in response to its investigation, it has authority to impose or negotiate a broad range of possible sanctions for any breaches.  These include requiring the Company to make a monetary payment, entry of a cease-and-desist order or injunction requiring the Company to cease future violations of the U.S. securities laws or face substantial monetary sanctions, and requiring the Company to improve the Company’s internal controls or policies, change or curtail the Company’s business, change the Company’s management or take other steps, such as engaging an independent consultant to evaluate and report on the Company’s controls, policies or other matters and the Company’s progress towards improvement within mandated timeframes.

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

(v) Contingent liability – amended assessments from the Australian Taxation Office – exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001.  The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax).  As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

The ATO has also informed the Group that it is proposing to issue amended assessments to disallow deductions claimed for the payment of management fees associated with the ExCaps for the years 1997 to 2003.  The total primary tax amount in relation to these deductions is, approximately, $9 million.  Interest and penalties may also apply.

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments.  These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO.  Interest may accrue on the unpaid disputed amounts.  The Group has not tax-effected interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.  As a result, an additional $20 million (2005: $31 million) has been recognised in determining income tax expense for the 2006 year.

The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged but as yet have not been determined.  No provision has been raised for this matter.  The Company continues to consider opportunities to resolve this matter.

(vi) Contingent liability – amended assessment from the New Zealand Inland Revenue Department – structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions.  The amended assessments are for income tax of approximately NZ$256 million.  Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective July 1, 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to June 30, 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million.  In addition, as at September 30, 2006, interest of NZ$149 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect of these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.  The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the year ended September 30, 2006.

(vii) Contingent liability – Wealth Management reinsurance

As a result of a review by the ATO, the Australian Wealth Management business received a position paper from the ATO on April 6, 2006 in relation to a reinsurance contract entered into in the 1998 tax year and amended in the 2000 tax year.  The position paper expresses the preliminary view that certain expenditure incurred under the reinsurance contract was not deductible under certain technical provisions of the tax law.

The Group has submitted its response to the ATO position paper.  The Group believes, based on the work completed to date, that its position in relation to the application of the tax law, applicable at that time, to this transaction is correct.

The primary tax in relation to the expenditure claimed is approximately $54 million.  Interest and penalties may be imposed should an amended assessment be issued.  An accurate assessment of any interest and penalties cannot be made at this time.  The ATO review is continuing and to date no amended assessment has been received.

No amount has been provided for in relation to this matter.

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

(c) Parent entity guarantees and undertakings

Excluded from the Group amounts disclosed above are the following guarantees and undertakings to entities in the Group:

•                  commercial paper issued by National Australia Funding (Delaware), Inc. totalling $2,147 million (2005: $6,209 million) is guaranteed by the Company;

•                  from time to time, the Company provides letters to the UK Financial Services Authority in relation to its controlled entity Clydesdale Bank PLC.  The letters acknowledge that the Company will make up any regulatory capital deficiency in Clydesdale Bank PLC’s as a result of losses on exposures to certain designated parties.  As at September 30, 2006, the only such letter related to facilities provided by Clydesdale Bank PLC to its wholly owned controlled entity Clydesdale Bank Asset Finance Limited;

•                  the Company will indemnify each customer of National Nominees Limited against any loss suffered by reason of National Nominees Limited failing to perform any obligation undertaken by it to a customer;

•                  commercial paper issued by National Australia Finance (Hong Kong) plc totalling GBP250 million is guaranteed by the Company;

•                  the Company has agreed to provide a guarantee and indemnity with respect to the obligations of NBA Properties (Vic) Limited under the leases and car park licences of the Group’s premises at 800 and 808 Bourke Street, Docklands, Melbourne;

•                  the Company has provided a guarantee of the obligations of National Australia Group Services Limited (a wholly owned controlled entity) pursuant to the sale agreement relating to the sale of the Custom Fleet business.  In certain limited circumstances, the Company may also be required to guarantee the obligations of National Europe Holdings Limited (a wholly owned controlled entity) under that sale agreement.  The primary ongoing obligations of these companies under the sale agreement relate to warranties and indemnities to the buyers consistent with agreements of this nature; and

•                  pursuant to ASIC Class Order 98/1418 dated August 13, 1998, relief was granted to certain controlled entities (refer to note 45, footnote (1)) from the Corporations Act 2001 (Cth) requirements for preparation, audit and publication of annual financial reports.  It is a condition of the Class Order that the Company and each of the controlled entities enter into a deed of cross guarantee.  The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding-up of any of the controlled entities under certain provisions of the Corporations Act 2001 (Cth).  If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full.  The controlled entities have also given similar guarantees in the event that the Company is wound up.  The table below presents consolidated pro forma income statements and balance sheets for the Company and controlled entities which are party to the deed, after eliminating all transactions between parties to the deed, which is known as a closed group.

It is not envisaged that any material unrecorded loss is likely to arise from any of the transactions described in this note.

Closed group

	2006	2005
	$m	$m
Pro forma income statement
For the year ended September 30
Profit before income tax expense	4,150	4,947
Income tax expense	(1,030)	(899)
Net profit	3,120	4,048

Pro forma balance sheet
As at September 30
Assets
Cash and liquid assets	5,996	3,372
Due from other banks	19,565	16,225
Trading derivatives	12,311	13,416
Trading securities	12,873	14,101
Investments - available for sale	965	3,234
Investments - held to maturity	883	2,425
Other financial assets at fair value	780	—
Hedging derivatives	383	—
Loans and advances	199,515	175,629
Due from customers on acceptances	41,714	27,612
Property, plant and equipment	1,009	962
Investments in controlled entities and joint venture entities	15,901	11,622
Goodwill and other intangible assets	336	341
Deferred tax assets	1,059	952
Other assets	30,833	31,700
Total assets	344,123	301,591
Liabilities
Due to other banks	33,015	32,605
Trading derivatives	10,998	11,642
Other financial liabilities at fair value	3,509	637
Hedging derivatives	179	—
Deposits and other borrowings	157,664	144,842
Liability on acceptances	32,102	27,612
Current tax liabilities	526	19
Provisions	1,045	1,137
Bonds, notes and subordinated debt	55,513	38,108
Other debt issues	334	328
Defined benefit pension scheme liabilities	32	101
Deferred tax liabilities	420	1,012
Other liabilities	22,632	19,217
Total liabilities	317,969	277,260
Net assets	26,154	24,331

Equity
Contributed equity	11,796	10,532
Reserves	618	49
Retained profits	13,740	13,750
Total equity (parent entity interest)	26,154	24,331
Total equity	26,154	24,331

47 Financial risk management

Strategy in using financial instruments

By their nature, the Group’s activities are principally related to the use of financial instruments including derivatives.  The Group accepts deposits from customers at both fixed and floating rates, and for various periods, and seeks to earn above-average interest margins by investing these funds in high quality assets.  The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above-average margins, net of allowances, through lending to commercial and retail borrowers with a range of credit standing.  Such exposures involve not just on-balance sheet loans and advances, but the Group also enters into guarantees and other commitments such as letters of credit and performance, and other bonds.

The Group also trades in financial instruments where it takes positions in exchange traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in bonds in currency, interest rate and commodity prices.  The Board places trading limits on the level of exposure that can be taken.  With the exception of specific hedging arrangements, foreign exchange and interest rate exposures associated with these derivatives are normally offset by entering into counter-balancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

(a) Fair value hedges

The Group hedges part of its existing interest rate and foreign currency risk resulting from any potential decrease in the fair value of fixed rate assets or increase in fair value of fixed rate liabilities attributable to both interest rate and foreign currency risk denominated both in local and foreign currencies using interest rate, cross currency interest rate and cross currency swaps.  The net fair value of these swaps is disclosed in note 11.

(b) Cash flow hedges

The Group hedges a portion of the variability in future cash flows attributable to the interest rate risk of variable interest rate assets and liabilities, using interest rate swaps and forward rate agreements.

There were no transactions for which cash flow hedge accounting had to be ceased in 2006 as a result of the hedge accounting criteria no longer being met.  The fair value of derivatives entered into as part of trading and hedging activities is disclosed in note 11.  The fair value of derivatives deferred within the cash flow hedge reserve to hedge forecast future cash flows is disclosed in note 38.

(c) Hedge of net investments in foreign operations

At September 30, 2006, a borrowing of GBP675 million has been designated as a hedge of a net investment in a subsidiary with a GBP functional currency.  The hedge has been designated to protect against the Group’s exposure to foreign exchange risk on this investment.

Any gains or losses on the translation of this borrowing are transferred to equity to offset any gains or losses on translation of the net investment in the subsidiary.

Credit risk

Credit is defined as any transaction that creates an actual or potential obligation for a borrower to pay the Bank.  Credit risk is the potential that a borrower will fail to meet its obligations to the Group in accordance with agreed terms.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments.  Such risks are monitored on a revolving basis and subject to an annual or more frequent review.

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate.  Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees, but a significant portion is personal lending where no such facilities can be obtained.

(a) Derivatives

The Group maintains control limits on net open derivative positions (ie. the difference between purchase and sale contracts), by both amount and term.  At any one time, the amount subject to credit risk is limited to the current fair value of instruments that are favourable to the Group (ie. assets where their fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding.  This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements.

(b) Master netting arrangements

The Group further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions.  Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis.  However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if a counterparty failed to meet its obligations in accordance with agreed terms, all amounts with the counterparty are terminated and settled on a net basis.  The Group’s overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

(c) Credit-related commitments

Credit related commitments are facilities where the Group is under a legal obligation to extend credit unless some event occurs, which gives the Group the right, in terms of the commitment letter of offer or other documentation to withdraw or suspend the facilities. Guarantees and standby letters of credit – which represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties – carry the same credit risk as loans. Documentary and commercial letters of credit – which are written undertakings by the Group on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions – are collateralised by the underlying shipments of goods to which they relate and therefore carry less risk than a direct unsecured borrowing.

Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most commitments to extend credit are contingent upon customers maintaining specific credit standards. The Group monitors the term to maturity of credit commitments because longer-term commitments generally have a greater degree of credit risk than shorter-term commitments.

Maximum exposure to credit risk

The Group’s credit exposure has been determined in accordance with APRA capital adequacy guidelines. The Group has comprehensive credit risk management policies that restrict the level of exposure to any one borrower or group of borrowers, industries, countries and asset class. This credit equivalent is derived by taking into account the residual maturity of each instrument and then adding the fair value of all contracts which have a positive fair value. Futures and option contracts which are traded on a recognised exchange and which are subject to margin payments are considered to have no credit exposure. Internal credit assessment applies a conservative methodology to determine potential counterparty exposure.

Geographical concentrations of assets, liabilities and off-balance sheet items

The following table incorporates AASB 132 credit risk disclosures, AASB 130 geographical concentrations of assets and liabilities and AASB 114 secondary segment disclosures:

	2006
	Total	Total	Total	Capital	Credit
	revenue	assets	liabilities	expenditure	commitments
	$m	$m	$m	$m	$m
Australia	26,787	329,377	306,932	850	67,106
Europe	6,671	102,139	90,605	450	38,922
New Zealand	3,603	44,017	35,786	276	12,046
United States	414	5,424	11,709	—	9,817
Asia	760	3,828	11,781	1	367
Total	38,235	484,785	456,813	1,577	128,258

	2005
	Total	Total	Total	Capital	Credit
	revenue	assets	liabilities	expenditure	commitments
	$m	$m	$m	$m	$m
Australia	24,968	284,910	254,305	1,057	53,730
Europe	7,402	85,627	79,618	468	37,154
New Zealand	3,526	40,147	30,073	258	11,614
United States	361	6,969	16,765	—	9,842
Asia	527	4,945	10,290	10	209
Total	36,784	422,598	391,051	1,793	112,549

Market risk

The Group takes on exposure to market risks. Market risk arises from open positions in interest rate, currency, commodity, credit spread and equity products, all of which are exposed to general and specific market movements. The Group applies a “value at risk” methodology to estimate the market risk of positions held and the losses expected, based upon a number of statistical assumptions for various changes in market conditions. The Board sets limits on the value at risk that may be accepted, which is monitored on a daily basis.

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

Value at risk for derivatives held or issued for trading purposes

The use of derivatives for trading purposes within the Group is subject to disciplines prescribed in the Traded Market Risk Policy and the nabCapital policies. Traded market risk is primarily managed and controlled using Value at Risk (VaR) which is a standard measure used in the industry.

VaR is an estimate of potential losses resulting from shifts in interest rates, currency exchange rates, traded credit spreads, option volatility, equity prices and commodity prices. The estimate is calculated on an entire trading portfolio basis, including both physical and derivative positions.

The Group’s traded market risk, VaR is predominantly calculated using historical simulation. This method involves multiple revaluations of the trading books using two years of historical pricing shifts. The pricing data is rolled monthly so as to have the most recent two year history of prices. The results are ranked and the loss at the 99th percentile confidence interval identified. The calculation and rate shifts used assume a one-day holding period for all positions.

The Group employs other risk measures to supplement VaR, with appropriate limits to manage and control risks, and communicate the specific nature of market exposures to executive management, the Risk Committee of the Board and ultimately the Board. These supplementary measures include stress testing, stop loss, position and sensitivity limits.

The following table shows the Group VaR for the trading portfolio, including both physical and derivative positions:

Value at risk for physical and derivative positions

	Average value during reporting period		Minimum value during reporting period (1)		Maximum value during reporting period (1)
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Value at risk at a 99% confidence level
Foreign exchange risk	1	3	1	1	4	7
Interest rate risk	9	13	5	9	14	18
Volatility risk	1	1	1	1	1	3
Commodities risk	1	—	—	—	2	1
Credit risk	1	—	1	—	4	1
Diversification benefit	(3)	(3)	(1)	—	(10)	(10)
Total value at risk for physical and derivative positions (1)	10	14	7	11	15	20

(1)                               Value at risk is measured individually for foreign exchange risk, interest rate risk, volatility risk, commodities risk and credit risk. The individual risk categories do not sum up to the total risk number due to diversification benefits. Risk limits are applied in these categories separately, and against the total risk position.

Maturity analysis by contractual maturity

The following tables represent a breakdown of the Group’s balance sheet for the last two years as at September 30 by contractual maturity. The majority of the longer-term monetary assets are variable rate products, with actual maturities shorter than the contractual terms. Accordingly, this information is not relied upon by the Group in its management of interest rate risk (refer to note 43 for information on interest rate sensitivity).

	2006
			0 to 3	3 to 12	1 to 5	Over 5	No specific
	At call	Overdrafts	month’s)	months	year’s)	years	maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	12,768	—	—	—	—	—	—	12,768
Due from other banks	13,200	23	9,954	1,192	3	—	—	24,372
Trading derivatives (1)	—	—	—	—	—	—	13,384	13,384
Trading securities	—	—	13,740	—	—	—	—	13,740
Investments - available for sale	—	—	596	76	821	—	—	1,493
Investments - held to maturity	—	—	286	79	629	394	—	1,388
Investments relating to life insurance business	—	—	833	395	619	11,662	41,275	54,784
Other financial assets at fair value	607	—	7,269	1,862	8,572	3,791	22	22,123
Loans and advances	7,043	15,470	8,238	52,390	56,989	143,647	—	283,777
Due from customers on acceptances	—	—	40,592	1,134	—	—	—	41,726
All other assets	—	—	—	—	—	—	15,230	15,230
Total assets	33,618	15,493	81,508	57,128	67,633	159,494	69,911	484,785

	2006
			0 to 3	3 to 12	1 to 5	Over 5	No specific
	At call	Overdrafts	month’s)	months	year’s)	years	maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other banks	19,370	6	13,438	3,335	73	1,267	—	37,489
Trading derivatives (1)	—	—	—	—	—	—	12,008	12,008
Other financial liabilities at fair value	398	—	8,430	4,016	2,657	2,141	38	17,680
Deposits and other borrowings	111,000	—	71,677	31,145	7,886	569	—	222,277
Liability on acceptances	—	—	30,980	1,134	—	—	—	32,114
Life insurance policy liabilities	—	—	—	—	—	—	46,475	46,475
Bonds, notes and subordinated debt	—	—	1,561	4,097	43,547	15,801	—	65,006
Other debt issues	—	—	—	—	—	—	2,274	2,274
All other liabilities	—	—	—	—	—	—	21,490	21,490
Total liabilities	130,768	6	126,086	43,727	54,163	19,778	82,285	456,813
Net assets/(liabilities)	(97,150)	15,487	(44,578)	13,401	13,470	139,716	(12,374)	27,972

	2005
			0 to 3	3 to 12	1 to 5	Over 5	No specific
	At call	Overdrafts	month(s)	months	year(s)	years	maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and liquid assets	8,441	—	—	—	—	—	—	8,441
Due from other banks	4,879	43	8,964	1,257	452	—	—	15,595
Trading derivatives (1)	—	—	—	—	—	—	13,959	13,959
Trading securities	—	—	15,154	—	—	—	—	15,154
Investments - available for sale	—	—	2,175	380	1,302	3	—	3,860
Investments - held to maturity	—	—	3,359	641	3,466	—	—	7,466
Investments relating to life insurance business	—	—	667	11	693	2,637	45,775	49,783
Loans and advances	11,603	12,302	16,272	39,183	61,545	123,769	—	264,674
Due from customers on acceptances	—	—	26,871	756	—	—	—	27,627
All other assets	—	—	—	—	—	—	16,039	16,039
Total assets	24,923	12,345	73,462	42,228	67,458	126,409	75,773	422,598
Liabilities
Due to other banks	15,713	34	15,951	3,493	472	659	—	36,322
Trading derivatives (1)	—	—	—	—	—	—	12,613	12,613
Other financial liabilities at fair value	—	—	—	—	—	—	1,487	1,487
Deposits and other borrowings	99,658	—	87,028	22,580	2,109	1,182	—	212,557
Liability on acceptances	—	—	26,871	756	—	—	—	27,627
Life insurance policy liabilities	—	—	—	—	—	—	42,123	42,123
Bonds, notes and subordinated debt	—	—	162	4,802	28,398	8,107	21	41,490
Other debt issues	—	—	—	—	—	—	1,559	1,559
All other liabilities	—	—	—	—	—	—	15,273	15,273
Total liabilities	115,371	34	130,012	31,631	30,979	9,948	73,076	391,051
Net assets/(liabilities)	(90,448)	12,311	(56,550)	10,597	36,479	116,461	2,697	31,547

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

The Group manages liquidity and funding risk through a combination of positive cash flow management, the maintenance of portfolios containing high quality liquid assets, maintenance of a prudent funding strategy and diversification of its funding base. The Group undertakes a conservative approach by imposing internal prudential limits that are in addition to regulatory requirements.

48 Fair value of financial instruments

AASB 132 requires disclosure of the net fair value of on and off-balance sheet financial instruments. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction after deducting transaction costs. For the purposes of this note, carrying value refers to amounts reflected in the balance sheet.

The estimated fair values are based on relevant information available for the last two years at September 30. These estimates involve matters of judgement, as changes in assumptions could have a material impact on the amounts estimated. The methodologies and assumptions used in the fair value estimates are described below.

There are various limitations inherent in this disclosure. Not all of the Group’s financial instruments can be exchanged in an active trading market. The Group obtains the fair (market) values for trading, available for sale and investments securities from quoted market prices, where available. Where securities are unlisted and quoted market prices are not available, the Group obtains the fair value by means of discounted cash flow and other valuation techniques that are commonly used by market participants. These techniques address factors such as interest rates, credit risk and liquidity. In addition, it is the Group’s intent to hold most of its financial instruments to maturity and therefore it is not probable that the fair values shown will be realised in a current transaction. The methods used to estimate fair value exclude a wide range of intangible, franchise and relationship benefits such as core deposits and credit card intangibles, which are integral to a complete assessment of the Group’s financial position. As a consequence, the aggregate fair value does not represent the underlying value of the Group.

The fair value of financial instruments required to be disclosed under US accounting standard SFAS 107 “Disclosure about Fair Value of Financial Instruments” is calculated without regard to estimated transaction costs. Such costs are not material and accordingly the fair values shown below would not differ materially from fair values calculated in accordance with SFAS 107.

		2006		2005
		Carrying	Fair	Carrying	Fair
	Footnote	value	value	value	value
		$m	$m	$m	$m
Financial assets
Cash and liquid assets	(a)	12,768	12,768	8,441	8,441
Due from other banks	(a)	24,372	24,372	15,595	15,595
Trading derivatives	(b)	13,384	13,384	13,959	13,959
Trading securities	(c)	13,740	13,740	15,154	15,154
Investments - available for sale	(c)	1,493	1,493	3,860	3,860
Investments - held to maturity	(c)	1,388	1,383	7,466	7,447
Investments relating to life insurance business	(d)	54,784	54,784	49,783	49,783
Other financial assets at fair value	(e)	22,123	22,123	—	—
Hedging derivatives	(b)	480	480	—	—
Loans and advances	(f)	283,777	283,227	264,674	264,447
Due from customers on acceptances	(a)	41,726	41,726	27,627	27,627
Financial liabilities
Due to other banks	(a)	37,489	37,489	36,322	36,322
Trading derivatives	(b)	12,008	12,008	12,613	12,613
Other financial liabilities at fair value	(e)	17,680	17,680	1,487	1,487
Hedging derivatives	(b)	333	333	—	—
Deposits and other borrowings	(g)	222,277	222,265	212,557	212,550
Liability on acceptances	(a)	32,114	32,114	27,627	27,627
Life insurance policy liabilities	(h)	46,475	46,475	42,123	42,123
Bonds, notes and subordinated debt	(i)	65,006	63,628	41,490	42,252
Other debt issues	(i)	2,274	2,254	1,559	2,440
Managed fund units on issue	(d)	7,249	7,249	—	—
Notes in circulation	(a)	2,759	2,759	2,224	2,224

The fair value estimates are based on the following methodologies and assumptions:

(a)                                  the carrying amounts of cash and liquid assets, due from and to other banks, due from customers and liability on acceptances and notes in circulation approximate their fair value as they are short term in nature or are receivable or payable on demand;

(b)                                 the fair values of trading and hedging derivatives, including foreign exchange contracts, interest rate swaps, interest rate and currency option contracts, and currency swaps, are obtained from quoted closing market prices at balance date, discounted cash flow models or option pricing models as appropriate;

(c)                                  the fair value of trading securities, available for sale investments and held to maturity investments, are based on quoted closing market prices at September 30. For unlisted securities fair value is obtained by means of discounted cash flow models;

(d)                                 the fair values of equity and debt securities held as investments relating to life insurance business and managed fund units on issue are based on quoted closing market prices at September 30. Where no quoted market value exists, various valuation methods have been adopted by the directors as detailed in note 1A(w). In those instances, the values adopted are deemed equivalent to net fair value;

(e)                                  the fair value of other financial assets and liabilities accounted for at fair value are based on quoted market prices and data or valuation techniques based upon observable market data as appropriate to the nature and type of the underlying instrument;

(f)                                    the carrying value of loans and advances is net of specific and collective provision for doubtful debts and unearned income. The fair values of loans and advances that reprice within six months of year end are assumed to equate to the carrying value. The net fair values of all other loans and advances are calculated using discounted cash flow models based on the maturity of the loans and advances. The discount rates applied are based on the current interest rates at September 30 of similar types of loans and advances, if the loans and advances were performing at balance date. The differences between estimated fair values of loans and advances and carrying value reflect changes in interest rates and creditworthiness of borrowers since loan or advance origination;

(g)                                 with respect to deposits and other borrowings, the fair value of non-interest-bearing, call and variable rate deposits and fixed rate deposits repricing within six months is the carrying value at September 30. The fair value of other term deposits is calculated using discounted cash flow models based on the deposit type and its related maturity;

(h)                                 the fair value of life insurance policy liabilities is calculated using the Margin on Services methodology as detailed in note 1A(aa);

(i)                                     the fair value of bonds, notes and subordinated debt and other debt issues are calculated based on a discounted cash flow model using a yield curve appropriate to the remaining maturity of the instruments is used; and

(j)                                     commitments to extend credit, letters of credit and guarantees and warranties and indemnities issued are considered to be financial instruments. These financial instruments are generally not sold or traded and estimated fair values are not readily ascertainable. The fair value of these items was not calculated as very few of the commitments extending beyond six months would commit the Group to a predetermined rate of interest. Also, the fees attaching to these commitments are the same as those currently charged to enter into similar arrangements. Finally, the quantum of fees collected under these arrangements, upon which a fair value calculation would be based, is not material.

49 Operating leases

Where the Group is the lessee, the future minimum lease payment under non-cancellable operating leases are:

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Due within 1 year	364	319	254	207
Due within 1 – 2 year(s)	295	285	202	183
Due within 2 – 3 years	226	223	144	139
Due within 3 – 4 years	196	154	118	90
Due within 4 – 5 years	163	129	90	69
Due after 5 years	1,217	903	446	317
Total non-cancellable operating lease commitments	2,461	2,013	1,254	1,005

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases data processing and other equipment under non-cancellable lease arrangements.

The total of future minimum sub-lease payments to be received under non-cancellable sub-leases at September 30, 2006 is $17 million (2005: $20 million). During the 2006 year sublease payments received amounted to $22 million (2005: $27 million) and netted against operating lease rental expense.

The Group enters into sale and leaseback arrangements for various properties. These transactions are generally for a term of five years, or 10 years for major properties. There is no ongoing involvement in the properties other than rental payments.

Where the Group is the lessor, the future minimum lease receipts under non-cancellable operating leases are:

Due within 1 year	34	35	34	34
Due within 1 – 2 year(s)	41	40	41	39
Due within 2 – 3 years	31	30	31	29
Due within 3 – 4 years	19	20	18	19
Due within 4 – 5 years	11	10	11	9
Due after 5 years	12	7	12	6
Total non-cancellable operating lease receivables	148	142	147	136

50 Capital expenditure commitments

	Group		Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Land and buildings
Due within 1 year	40	36	35	15
Data processing and other equipment
Due within 1 year	45	29	40	25
Due within 1 - 5 year(s)	1	1	1	1
Other
Due within 1 year	12	38	12	12
Total capital expenditure commitments	98	104	88	53

51 Related party disclosures

Transactions during the year with related parties

During the year, there have been dealings between the Company and its controlled entities and other related parties. The Company provides a range of services to related parties including the provision of banking facilities and standby financing arrangements. Other dealings include granting loans and accepting deposits, and the provision of finance. These transactions are normally entered into on terms equivalent to those that prevail on an arm’s length basis in the ordinary course of business.

Other transactions with controlled entities may involve leases of properties, plant and equipment, provision of data processing services or access to intellectual or other intangible property rights. Charges for these transactions are normally on an arm’s length basis with overseas controlled entities and are otherwise on the basis of equitable rates agreed between the parties. The Company also provides various administrative services to the Group, which may include accounting, secretarial and legal. Fees may be charged for these services.

The Company currently issues employee share compensation to Group employees on behalf of Group subsidiaries. The share-based payment expense relating to these share issues are re-charged from the Company to the employing subsidiaries in the Group. For further details, refer to note 41.

Refer to note 22 for details of the Company’s investment in controlled entities. Refer to note 45 for details of controlled entities. The aggregate of material amounts receivable from or payable to controlled entities, at balance date, is disclosed in balance sheet. The Company has certain guarantees and undertakings with entities in the Group which are set out in note 46.

Loans made to subsidiaries are generally entered into on terms equivalent to those that prevail on an arm’s length basis, except that there are often no fixed repayment terms for the settlement of loans between parties. Outstanding balances are unsecured and are repayable in cash. No provisions for doubtful debts have been raised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from subsidiaries.

The aggregate amounts receivable from subsidiaries for the last two years to September 30 were:

	Company
	2006	2005
	$m	$m
Subsidiaries
Balance at beginning of year	15,912	14,252
Net cash flows in amounts due from/to controlled entities	(5,423)	3,151
Foreign currency translation adjustments	(335)	(1,491)
Balance at end of year	10,154	15,912

Material transactions with subsidiaries for the last two years to September 30 included:

	Company
	2006	2005
	$m	$m
Net interest revenue received from	576	778
Net operating lease revenue received from	2	26
Net management fees received from	128	92
Dividend revenue from	845	2,930

Superannuation funds

The following payments were made to superannuation funds sponsored by the Group:

	Group		Company
Payment from Group/Company to:	2006	2005	2006	2005
	$m	$m	$m	$m
National Australia Bank Group Superannuation Fund A	139	128	139	128
Clydesdale Bank Pension Scheme	208	66	—	—
National Australia Bank UK Retirement Benefits Plan	44	21	44	21
Yorkshire Bank Pension Fund	125	52	—	—
Bank of New Zealand Officers’ Provident Association	—	—	—	—
National Wealth Management Superannuation Plan (Australia)	13	23	—	—
Northern Bank Pension Scheme	—	12	—	—
Northern Irish Bank Pension Scheme	—	2	—	—

Transactions between the superannuation funds and Group during the last two years were made on commercial terms and conditions and are considered trivial in nature. In this context, transactions are trivial in nature when they are considered of little or no interest to the users of the financial report in making and evaluating decisions about the allocation of scarce resources.

Details of key management personnel (KMP) of the consolidated Group

The following persons were KMP of the Company and Group during the year ended September 30, 2006:

Name	Position	Date commenced/ceased position during year
JM Stewart	Executive director, Group Chief Executive Officer
A Fahour	Executive director, Chief Executive Officer, Australia
MJ Ullmer	Executive director, Finance Director and Group Chief Financial Officer
CA Clyne	Executive General Manager, Group Development
MJ Hamar	Group Chief Risk Officer
JE Hooper	Chief Executive Officer, nabCapital
LM Peacock	Chief Executive Officer, United Kingdom
PL Thodey	Chief Executive Officer, Bank of New Zealand
MA Chaney	Non-executive director, Chairman
PA Cross	Non-executive director	Commenced December 1, 2005
PJB Duncan	Non-executive director
RG Elstone	Non-executive director	Resigned July 5, 2006
DT Gilbert	Non-executive director
TK McDonald	Non-executive director	Commenced December 1, 2005
PJ Rizzo	Non-executive director
JS Segal	Non-executive director
JG Thorn	Non-executive director
GA Tomlinson	Non-executive director
GM Williamson	Non-executive director

Details of directors of the Company who held office during the year are set out in the report on the directors and officers.

Remuneration of KMP

Total remuneration of KMP of the Company and Group for the year ending September 30:

Post-
employment
	Short-term benefits			benefits
	Cash			Super-		Equity-based benefits
	salary	Cash STI	Non-monetary	annuation	Other long	Shares	Options and	Termination
Company & Group	fixed	at risk	fixed	fixed	term benefits	at risk	rights at risk	benefits	Total
	$	$	$	$	$	$	$	$	$
KMP
2006	11,297,680	8,686,955	571,484	917,529	55,021	6,597,946	6,508,105	—	34,634,720
2005	13,135,301	7,811,498	566,008	814,253	103,616	5,544,941	6,056,609	2,109,639	36,141,865

The Company has applied the exemption under the Corporations Regulations 2001 (Cth) which exempts listed companies from providing further detailed remuneration disclosures in relation to their KMP in their annual financial reports by Accounting Standard AASB 124 “Related Party Disclosures”. These remuneration disclosures are provided in the remuneration report and have been audited as required.

Performance options, performance rights and shareholding of KMP are set out in note 52.

Loans to KMP and their related parties

Loans made to directors of the Company are made in the ordinary course of business on terms equivalent to those that prevail in arm’s length transactions.

Loans to other KMP of the Company and Group may be made on similar terms and conditions generally available to other employees within the Group. Loans to KMP of the Company and Group may be subject to restrictions under applicable laws and regulations including the Corporations Act 2001 (Cth) and the United States Sarbanes-Oxley Act of 2002.

Loans to KMP of the Company and Group at year end may, in some instances, be an estimate of the September 30 statement balances. Where estimates have been used at the end of 2005, the balance at the beginning of 2006 reflects the actual opening balance, and therefore, may differ from the prior year closing balance. The table below categorises the KMP and their related party loans:

		Balance at					KMP
Company & Group	Terms and conditions	beginning of year (1)	Interest charged	Interest not charged	Write-off	Balance at end of year	in group during year
		$	$	$	$	$	No.
KMP
2006	Normal	1,252,225	52,649	—	—	1,028,889	10
	Employee	1,594,843	105,758	—	—	1,612,009	3
2005	Normal	1,096,670	64,738	—	—	812,888	5
	Employee	1,103,351	62,072	—	—	1,555,350	3
Other related parties (2)
2006	Normal	13,204,576	927,245	—	—	14,966,430	4
	Employee	—	—	—	—	—	—
2005	Normal	14,805,698	843,895	—	—	12,497,150	3
	Employee	—	—	—	—	—	—
Former KMP (3)
2006	Normal	—	—	—	—	—	—
	Employee	—	—	—	—	—	—
2005	Normal	2,465,698	161,326	—	—	2,566,960	4
	Employee	1,677,369	66,171	—	—	1,237,222	4
Former other related parties (4)
2006	Normal	—	—	—	—	—	—
	Employee	—	—	—	—	—	—
2005	Normal	2,522,897	165,688	—	—	2,033,887	2
	Employee	—	—	—	—	—	—

(1)                               Balance at the end of 2005 does not equal balance at beginning of 2006 because different individuals were KMP of the Company and Group between 2005 and 2006. In addition, comparatives have been restated to include arm’s length ordinary course transactions with close family members of KMP that were previously exempt from disclosure.

(2)                               Include close family members of KMP and any entity KMP or close family members of KMP control, jointly control or significantly influence.

(3)                               Individuals who ceased to hold position of KMP during the relevant fiscal year.

(4)                               Related parties of former KMPs who ceased to hold position of KMP during the relevant fiscal year.

Details regarding KMP (and their related parties) aggregate loans above $100,000 at any time during the year ended September 30, 2006 were:

		Balance at					KMP highest
	Terms and	beginning	Interest	Interest not		Balance at	indebtedness
Company & Group	conditions	of year (1)	charged	charged	Write-off	end of year	during year (2)
		$	$	$	$	$	$
KMP
Current
CA Clyne	Employee	509,500	35,190	—	—	558,000	561,015
PA Cross	Normal	436,832	24,781	—	—	455,653	511,955
JE Hooper	Normal	—	9,017	—	—	250,564	240,964
	Employee	1,079,454	70,568	—	—	1,044,687	1,089,285
PL Thodey	Normal	98,389	9,154	—	—	93,098	—
	Employee	5,889	—	—	—	9,321	13,600
DT Gilbert (3)	Normal	13,895,130	935,065	—	—	15,163,527	799,611

(1)                               Comparatives have been restated to include arm’s length ordinary course transactions with close family members of KMP that were previously exempt from disclosure.

(2)                               Represents aggregate highest indebtedness of KMP during the financial year.

(3)                               Includes business loans of entities over which Mr Gilbert has a significant influence.

Other financial instrument transactions

All other transactions with KMP of the Company and Group and their related parties are made on terms equivalent to those that prevail in arm’s length transactions. These transactions generally involve the provision of financial and investment services. All such transactions that have occurred with KMP of the Company and Group and their related parties have been trivial or domestic in nature. In this context, transactions are trivial in nature when they are considered of little or no interest to the users of the financial report in making and evaluating decisions about the allocation of scarce resources. Transactions are domestic in nature when they relate to personal household activities.

52 Equity instrument holdings of key management personnel

Equity instrument disclosures relating to key management personnel (KMP)

(i) Terms and conditions of performance options and performance rights grants

The performance options and performance rights currently granted by the Company to KMP of the Company and Group, including executive directors of the Company, are over ordinary shares under the Company’s National Australia Bank Executive Share Option Plan No. 2 (executive share option plan) and the National Australia Bank Performance Rights Plan (performance rights plan). No performance options or performance rights are granted to non-executive directors. The terms and conditions of each performance option and right, including fair value, grant date, exercise period and exercise price are detailed in note 41.

(ii) Performance options holdings

The number of performance options over ordinary shares in the Company held during the financial year by each KMP of the Company and Group are set out below:

	Performance options
	Balance	Granted during	Exercised	Other changes	Balance	Vested	Vested and
	at beginning	year as	during	during	at end	during	exercisable at
Name	of year	remuneration	year	year	of year	year	end of year
Executive directors
A Fahour	160,000	284,000	—	—	444,000	—	—
JM Stewart	1,175,000	500,000	—	—	1,675,000	—	—
MJ Ullmer	100,000	159,000	—	—	259,000	—	—
Other senior executives
CA Clyne	110,000	63,750	—	—	173,750	—	—
MJ Hamar	40,000	31,250	—	—	71,250	—	—
JE Hooper	175,000	82,344	—	—	257,344	—	15,000
LM Peacock	250,000	195,732	—	—	445,732	—	—
PL Thodey	587,500	67,120	—	—	654,620	—	75,000

No performance options were vested and unexercisable at September 30, 2006.

(iii) Performance rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each KMP of the Company and Group are set out below:

	Performance rights
	Balance	Granted during	Exercised	Other	Balance	Vested	Vested and
	at beginning	year as	during	changes during	at end	during	exercisable at
Name	of year	remuneration	year	year	of year	year	end of year
Executive directors
A Fahour	40,000	71,000	—	—	111,000	—	—
JM Stewart	278,750	140,000	—	—	418,750	—	—
MJ Ullmer	25,000	39,750	—	—	64,750	—	—
Other senior executives
CA Clyne	27,500	15,938	—	—	43,438	—	—
MJ Hamar	10,000	7,813	—	—	17,813	—	—
JE Hooper	30,000	20,586	—	—	50,586	—	—
LM Peacock	62,500	48,933	—	—	111,433	—	—
PL Thodey	71,875	16,780	—	—	88,655	—	—

No performance rights were vested and exercisable, or vested and unexercisable, at September 30, 2006.

(iv) Performance options and performance rights provided as part of remuneration

Details of the outstanding balance at September 30, 2006 of each tranche of performance options and performance rights over ordinary shares in the Company provided to each KMP of the Company and Group are set out below. Further details regarding the exercise price, exercise period and fair value are disclosed in note 41.

	Performance options
	January 30/
	February 6/	January 31/				January 16/
	February 20,	February 7,	December 21,	September 30,	June 25,	January 30,
Name	2006 (1)	2005 (2)	2004	2004	2004	2004 (3)
Executive directors
A Fahour	284,000	—	—	160,000	—	—
JM Stewart	500,000	900,000	—	—	150,000	—
MJ Ullmer	159,000	—	—	100,000	—	—
Other senior executives
CA Clyne	63,750	55,000	—	55,000	—	—
MJ Hamar	31,250	—	40,000	—	—	—
JE Hooper	82,344	70,000	—	—	—	25,000
LM Peacock	195,732	100,000	—	—	25,000	75,000
PL Thodey	67,120	100,000	—	—	—	100,000

	Performance options
		March 21/
	October 30,	August 8,	June 14,	March 23,	March 23,
Name	2003	2003 (4)	2002	2001	2000
Executive directors
A Fahour	—	—	—	—	—
JM Stewart	—	125,000	—	—	—
MJ Ullmer	—	—	—	—	—
Other senior executives
CA Clyne	—	—	—	—	—
MJ Hamar	—	—	—	—	—
JE Hooper	—	25,000	30,000	20,000	5,000
LM Peacock	50,000	—	—	—	—
PL Thodey	—	87,500	150,000	150,000	—

	Performance rights
	January 30/
	February 6/	January 31/				January 16/		March 21/
	February 20,	February 7,	December 21,	September 30,	June 25,	January 30,	October 30,	August 8,
Name	2006 (1)	2005 (2)	2004	2004	2004	2004 (3)	2003	2003 (4)
Executive directors
A Fahour	71,000	—	—	40,000	—	—	—	—
JM Stewart	140,000	210,000	—	—	37,500	—	—	31,250
MJ Ullmer	39,750	—	—	25,000	—	—	—	—
Other senior executives
CA Clyne	15,938	13,750	—	13,750	—	—	—	—
MJ Hamar	7,813	—	10,000	—	—	—	—	—
JE Hooper	20,586	17,500	—	—	—	6,250	—	6,250
LM Peacock	48,933	25,000	—	—	6,250	18,750	12,500	—
PL Thodey	16,780	25,000	—	—	—	25,000	—	21,875

(1)          The grant date for performance options and performance rights granted to Executive Directors was January 30, 2006. All other performance options and performance rights granted to KMP as 2006 long term incentives were granted on February 6, 2006 (or on February 20, 2006 in New Zealand for Mr Thodey).

(2)          The grant date for performance options and performance rights granted to Mr Stewart was January 31, 2005. All other performance options and performance rights granted to KMP as 2005 long term incentives were granted on February 7, 2005.

(3)          Performance options and performance rights granted to KMP as 2004 long term incentives were granted on January 16, 2004 (or on January 30, 2004 in New Zealand for Mr Thodey).

(4)          Mr Stewart’s performance options and performance rights were granted on August 8, 2003 following the commencement of his employment. All other performance options and performance rights granted to KMP as 2003 long term incentives were granted on March 21, 2003.

(v) Shareholdings

The numbers of shares in the Company held by each KMP of the Company and Group or their related parties (their close family members or any entity they, or their close family members, control, jointly control or significantly influence) are set out below:

			Received
		Granted	during year on
	Balance at	during	exercise of	Other	Balance
	at beginning	year as	performance	changes	at end
Name	year	remuneration (1)	options or rights	during year	of year
Ordinary shares
Current
Executive directors
A Fahour	302,865	86,669	—	—	389,534
JM Stewart	27,373	42,206	—	—	69,579
MJ Ullmer	2,863	19,275	—	—	22,138
Other senior executives
CA Clyne	1,015	1,876	—	—	2,891
MJ Hamar	13,403	16	—	—	13,419
JE Hooper	9,183	5,012	—	—	14,195
LM Peacock	15	17,099	—	—	17,114
PL Thodey	144	4,764	—	(4,748)	160

			Received
		Granted	during year on
	Balance at	during	exercise of	Other	Balance
	at beginning	year as	performance	changes	at end
Name	year	remuneration (1)	options or rights	during year	of year
Non-executive directors
MA Chaney	20,239	1,522	—	—	21,761
PA Cross (2)	—	1,174	—	8,294	9,468
PJB Duncan	10,676	1,166	—	—	11,842
DT Gilbert	5,838	2,333	—	—	8,171
TK McDonald (2)	—	—	—	2,000	2,000
PJ Rizzo	2,521	652	—	—	3,173
JS Segal	6,636	2,204	—	—	8,840
JG Thorn	3,914	1,021	—	—	4,935
GA Tomlinson	34,848	4,831	—	(7,914)	31,765
GM Williamson	5,196	—	—	1,200	6,396
Former non-executive directors
RG Elstone (3)	2,582	659	—	(3,241)	—

(1)          Shares granted as remuneration to non-executive directors under the non-executive director’s share plan (as approved by shareholders) are allotted bi-annually. Two allotments of shares to non-executive directors have been included above being the second allotment for the 2005 year on November 22, 2005 of an aggregate 6,352 shares, and the first allotment for the 2006 year on May 19, 2006 of an aggregate 7,321 shares. The second allotment for the 2006 year was allotted on November 14, 2006. Shares granted as remuneration to executive directors includes shares provided as part of short term incentive arrangements (as above target STI and at-risk reward) as approved by shareholders at the annual general meeting on January 30, 2006, and subject to the terms and conditions approved at that time by shareholders. Shares granted as remuneration to other senior executives includes shares provided as above target STI and also 16 shares each under the 2005 year-end share offer allocated in December 2005. Details of each of these programs, and the relevant terms and conditions of the shares (including the applicable restrictions and forfeiture conditions) are provided in note 41.

(2)          Mrs Cross and Mr McDonald were appointed as non-executive directors in December 2005 and accordingly the shareholdings shown are for the period December 1, 2005 to September 30, 2006.

(3)          Mr Elstone resigned from his position as non-executive director in July 2006 and accordingly the shareholding shown is for the period October 1, 2005 to July 5, 2006.

Transactions involving equity instruments, other than equity-based payment remuneration with KMP of the Company and Group or their related parties are set out below:

			Received
			during year
		Granted	on exercise of
	Balance at	during	performance	Other	Balance
	start of	year as	options or	changes	at end
Name	year	remuneration	rights	during year	of year
National Income Securities
Non-executive directors
DT Gilbert	1,253	—	—	—	1,253
JS Segal	180	—	—	—	180
GA Tomlinson	500	—	—	(150)	350

53 Remuneration of external auditor

Total fees paid or due and payable to Ernst & Young: (1) (2)

	Group		Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Audit fees
Audit and review of financial statements	18,304	10,164	11,087	6,988
AIFRS audit services	951	3,142	951	2,369
Comfort letters	332	1,361	332	1,361
Total audit fees	19,587	14,667	12,370	10,718
Audit-related fees
Regulatory	2,879	3,380	1,078	2,250
Non-regulatory	1,420	3,037	931	2,393
Total audit-related fees	4,299	6,417	2,009	4,643
Tax fees	1,136	1,534	596	459
All other fees	1,131	1,733	25	677
Total remuneration of Ernst & Young	26,153	24,351	15,000	16,497

(1)          Ernst & Young was appointed as the Group’s external auditor during the year ended September 30, 2005. KPMG was the Group’s external auditor for the previous corresponding years. KPMG resigned as the Group’s external auditor effective January 31, 2005. During the period October 1, 2004 to January 31, 2005, KPMG performed audit work relating to the year to September 30, 2004 and provided non-audit services to the Group.

(2)          Fees exclude goods and services tax, value-added tax or equivalent taxes.

Audit fees consist of fees for the audit of the annual consolidated financial statements of the Group, the audit of the annual financial statements of the Company and each of its controlled entities that are required to prepare financial statements, the review of the Group’s half-year financial statements, the audit of the annual report and the provision of comfort letters to underwriters in connection with securities offerings and fees for audit services in connection with the Group’s transition to AIFRS. Audit fees for 2006 include fees for procedures in relation to the US Sarbanes-Oxley Act of 2002.

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

Audit-related fees (non-regulatory) consist of fees for assurance and related services that are not required by statute or regulation but are reasonably related to the performance of the audit or review of the Group’s financial statements and which are traditionally performed by the external auditor. For the 2005 and 2006 years, these services include assurance services relating to the content of the Company’s Basel II accreditation application to APRA, employee benefit plan audits, procedures in relation to financial disclosures by the Group such as its annual and half-year results announcements and its corporate social responsibility report, and audit-related commentary concerning financial accounting and reporting standards. For 2005, these services included procedures with regard to internal controls relating to section 404 of the US Sarbanes-Oxley Act of 2002 (for the 2006 year such services are considered audit services).

Tax fees consist of fees for tax advisory and tax compliance services. For the 2005 and 2006 years, these services are tax services for the Group’s expatriate employees and the licensing of standard tax compliance software to the Australian Wealth Management business.

All other fees consist of all other fees for services (including those required by statute or regulation). For 2005 and 2006, these services include attestation procedures regarding risk management functions as required by ASIC under the enforceable undertaking, and the sub-leasing of office space to BNZ. These services also include regulatory or compliance audits/attestations for Wealth Management entities.

In 2005, fees were paid to KPMG for the year to September 30, 2004 in relation to audit fees of $726,000, audit-related fees of $789,000, and all other fees of $18,000.

A description of the Audit Committee’s pre-approval policies and procedures is set out on page 63. Further details of the non-audit services provided by Ernst & Young to the Group during 2006 and the fees paid or due and payable for those services are set out in the report on the directors and officers.

54 Fiduciary activities

The Group’s fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. The aggregate amounts of funds concerned, which are not included in the Group’s balance sheet, are as follows:

	Group
	2006	2005
	$m	$m
Funds under management (1)	27,256	26,959
Funds under trusteeship	4,227	4,856
Funds under custody and investment administration	473,659	425,407

(1)          2005 comparatives have been restated to exclude $10,004 million that was included in the Group’s balance sheet.

Arrangements are in place to ensure that these activities are managed independently from all other activities of the Group.

55 Life insurance business disclosures

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited (NAFiM), MLC Limited (MLC) and MLC Lifetime Company Limited (MLC Lifetime) in Australia, BNZ Life Insurance Limited in New Zealand and, until May 2006, MLC (Hong Kong) Limited in Hong Kong and PT MLC Life Indonesia in Indonesia. This note is intended to provide detailed disclosures in relation to the life insurance business conducted through these controlled entities.

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

(a) Details of the solvency position of each life insurer in the Group

Australian life insurers

Under the Life Insurance Act 1995 (Cth), life insurers are required to hold reserves in excess of policy liabilities to meet certain solvency and capital adequacy requirements. These additional reserves are necessary to support the life insurer’s capital requirements under its business plan and to provide a cushion against adverse experience in managing long-term risks. In Australia, the Life Insurance Actuarial Standards Board has issued Actuarial Standard AS 2.04 “Solvency Standard” for determining the level of solvency reserves. This standard prescribes a minimum capital requirement for each statutory fund and the minimum level of assets required to be held in each statutory fund. Capital adequacy is determined in accordance with Actuarial Standard AS 3.04 “Capital Adequacy Standard”.

The summarised information provided below has been extracted from the financial statements prepared by each Australian life insurer in the Group for the purpose of fulfilling reporting requirements prescribed by local acts and prevailing prudential rules for 2006 and 2005. For detailed solvency information on a statutory funds basis, users of this annual financial report should refer to the financial statements prepared by each life insurer.

	NAFiM		MLC		MLC Lifetime
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Solvency reserve as at September 30	11	7	73	164	561	476
Assets available for solvency as at September 30	29	40	310	383	806	760
Coverage of solvency reserve (times)	2.6	5.7	4.3	2.3	1.4	1.6

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

(b) Actuarial methods and assumptions – Australian life insurers

(i) Policy liabilities

The policy liabilities have been calculated in accordance with Actuarial Standard AS 1.04 “Valuation of Policy Liabilities” issued by the Life Insurance Actuarial Standards Board (refer to note 1A(aa)). This measurement is consistent with the requirements of the applicable accounting standards, AASB 1038 for life insurance contracts, and AASB 139 and AASB 118 for life investment contracts.

(ii) Types of business and profit carriers

Product type	Actuarial method	Profit carrier
Investment-linked	Fair Value	n/a
Non-investment-linked
Traditional business - participating	Projection	Bonuses
Traditional business - non-participating	Projection	Premiums
Term life insurance - regular premiums	Projection	Premiums
Term life insurance - single premium	Projection	Claims
Disability income insurance	Projection	Premiums
Annuity business	Projection	Annuity payments

(iii) Discount rates

These are the rates used to discount future cash flows to determine their net present value. To the extent that policy benefits are contractually linked to the performance of assets held, the rate used is based on the market returns of those assets. For other policy liabilities, the rates used are based on risk-free rates.

	NAFiM				MLC and MLC Lifetime
Discount rates	2006		2005		2006		2005
Traditional business - participating
Ordinary	n/a		n/a		5.6	%(1)	5.3	%(1)
Superannuation	n/a		n/a		6.8	%(1)	6.4	%(1)
Traditional business - non-participating
Ordinary	5.8	%(2)	4.4	%(2)	n/a		n/a
Term life and disability income (excluding claims in payment) insurance	5.8 - 6.1	%(2)	4.4	%(2)	5.8 - 6.1	%(2)	4.4	%(2)
Disability business	5.9	%(2)	5.5	%(2)	5.9	%(2)	5.5	%(2)
Annuity business	5.9 - 6.0	%(2)	5.9	%(2)	5.9 - 6.0	%(2)	6.0	%(2)

(1)          After tax.

(2)          Before tax.

(iv) Future expense inflation and indexation

Future maintenance expenses have been assumed to increase by 2.5% (2005: 2.5%) per annum rate of inflation for NAFiM, MLC and MLC Lifetime. Future investment management fees have been assumed to remain at current rates. Benefits and/or premiums on certain policies are automatically indexed by the consumer price index. The policy liabilities assume a future take-up of these indexation options based on the relevant company’s recent experience.

(v) Rates of taxation

Rates of taxation in relation to the Australian life insurance business are outlined in note 1A(kk).

(vi) Mortality and morbidity

Future mortality and morbidity assumptions are based on actuarial tables published by the Institute of Actuaries of Australia, with adjustments to claim incidence and termination rates based on recent experience as follows:

	NAFiM	MLC and MLC Lifetime
Traditional business	Male: 175% of IA 95-97 (1)	Male: 90% of IA 95-97 (1)
	Female: 175% of IA 95-97 (1)	Female: 85% of IA 95-97 (1)

Term life insurance	Male/Female: 65% of IA 95-97 for non-smokers and 105% for smokers (1)	Male/Female: 80% of IA 95-97 for non-smokers with adjustments for smokers (1)

Loan cover term life insurance	Male/Female: 80% of IA 95-97 for non-smokers and 130% for smokers (1)	n/a

Disability income insurance	Male/Female: Rates similar to 120% for non- smokers and 150% for smokers of incidence and 112% of claim costs of IAD 89-93 (2)	Male: Rates similar to 120% of incidence and 120% of claim costs of IAD 89-93 (2) Female: Rates similar to 75% of incidence and 120% of claim costs of IAD 89-93 (2)

Loan cover disability income insurance	Male/Female: Rates similar to 180% for non-smokers and 225% for smokers of incidence and 112% of claim costs of IAD 89-93 (2)	n/a

Annuity business	Male: 61.75% + 0.95% for each year	Male: 61.75% + 0.95% for each year
	> 75 to max 95% of IM92 (3)	> 75 to max 95% of IM92 (3)
	Female: 47.5% + 1.5% for each year	Female: 47.5% + 1.5% for each year
	> 75 to max 100% of IF92 (3)	> 75 to max 100% of IF92 (3)

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

(vii) Discontinuances

Assumed future annual rates of discontinuance for the major classes of business are as follows:

	NAFiM		MLC and MLC Lifetime
Product type	2006	2005	2006	2005
Traditional business - participating
Ordinary	n/a	n/a	6.0%	7.0%
Superannuation	n/a	n/a	7.0%	7.0%
Traditional business - non-participating
Ordinary	3.0%	3.0%	n/a	n/a
Term life insurance	11.0%	11.0%	11.0%	10.0%
Disability insurance	14.0%	14.0%	12.0%	12.0%
Loan cover term life and disability income insurance	30.0%	30.0%	n/a	n/a
Superannuation business	n/a	n/a	14.0 - 15.0%	13.0 - 14.0%
Allocated pension business	n/a	n/a	14.0%	15.0%

(viii) Surrender values

Surrender values are based on the provision specified in policy contracts and on the current surrender value basis for traditional policies, and typically include a recovery of policy acquisition and maintenance costs. In all cases, the surrender values specified in the contracts exceed those required by the Life Insurance Act 1995 (Cth).

(ix) Future participating benefits

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

Assumed future annual bonus rates for the major classes of business are:

	Ordinary		Superannuation
	business		business
	2006	2005	2006	2005
Bonus rate on sum assured	2.0%	2.4%	2.8%	3.2%
Bonus rate on existing bonuses	2.0%	2.4%	2.8%	3.2%

(c) Disclosure of assumptions – non-Australian life insurers

The policy liabilities for both MLC (Hong Kong) Limited and PT MLC Life Indonesia up until May 8, 2006, were determined in accordance with the Margin on Services method. The policy liabilities for BNZ Life Insurance Limited has been determined by its actuary in accordance with the guidelines and standards mandated by their local authorities.

(d) Effects of changes in actuarial assumptions from September 30, 2005 to September 30, 2006

	Change in	Change in
	future profit	net policy
	margins	liabilities
	increase/	increase/
	(decrease)	(decrease)
	$m	$m
Assumption category
Market related changes to discount rates	(15)	9
Non-market related changes to discount rates	5	—
Maintenance expenses	(18)	—
Other assumptions	—	3
Total	(28)	12

Risk discount rate

Where benefits under life insurance contracts are not contractually linked to the performance of the assets held, the life insurance liabilities are discounted for the time value of money using risk-free discount rates based on current observable, objective rates that relate to the nature, structure and term of the future obligations.

Where benefits under life insurance contracts are contractually linked to the performance of the assets held, the life insurance liabilities are discounted using discount rates based on the market returns on assets backing life insurance liabilities.

Expense level and inflation

The current level of expenses is taken as an appropriate expense base. Expense inflation is assumed to be 2.5% (2005: 2.5%).

Tax

It has been assumed that current tax legislation and rates continue unaltered.

Mortality and morbidity

An appropriate base table of mortality is chosen for the type of product being written. From time to time an investigation into the actual experience of the group is performed and statistical methods are used to adjust the rates reflected in the table to a best estimate of mortality. An allowance is made for future mortality improvements based on trends identified in the data and in the information received from an appropriate data monitoring unit or actuarial assessment.

Discontinuance

An investigation into the actual experience over the most recent 3 years is performed and statistical methods are used to determine an appropriate discontinuance rate. An allowance is then made for any trends in the data to arrive at a best estimate of future discontinuance rates.

Interest rates

The gross interest rates used are the gross yield to redemption of benchmark government securities. For the current valuation, these are:

180 days	6.3%
5 years	5.7%
10 years	5.5%

Sensitivity analysis

Sensitivity analysis are conducted to quantify the exposure to risk of changes in the key underlying variables such as interest rates, equity prices, mortality, morbidity and inflation. The valuations included in the reported results and the best estimate of future performance are calculated using certain assumptions about these variables. The movement in any key variable will impact the performance and financial position and as such represents risk:

Variable	Impact of movement in underlying variable

Expense risk	An increase in the level or inflationary growth of expenses over assumed levels will decrease profit and shareholder equity.

Mortality rates

For insurance contracts, providing death benefits increased, greater mortality rates would lead to higher levels of claims occurring sooner rather than anticipated, increasing associated claims cost and therefore reducing profit and shareholder equity.

Morbidity rates

The cost of health-related claims depends on both the incidence of policyholders becoming ill and the duration which they remain ill. Higher than expected incidence and duration would be likely to increase claim costs, reducing profit and shareholder equity.

Discontinuance	The impact of the discontinuance rate assumption depends on a range of factors including the type of contract, the surrender value basis (where applicable) and the duration in force.

Risk Discount Rate

An increase in the risk discount rate will increase policy liabilities for life insurance contracts where benefits are not contractually linked to performance of assets held. This will decrease profit and shareholder equity.

The table below illustrates how changes in key assumptions would impact the reported profit and policy liabilities of the group in respect of life insurance business:

		Gross (before reinsurance)		Net (of reinsurance)
	Change in variable	Profit/(loss)	Policy liabilities	Profit/(loss)	Policy liabilities
		$m	$m	$m	$m

Result of change in variables
Risk Discount Rates	1% increase in risk discount rates	(54)	78	(54)	78
Annuitant Mortality	50% increase in rate of mortality improvements	(1)	1	(1)	1
Morbidity	10% increase in disability claims cost	(21)	29	(16)	23

Terms and conditions of insurance contracts

The key terms and conditions of the life insurance contracts that have a material effect on the amount, timing and uncertainty of future cash flows are outlined below:

Type of contract	Nature of product	Key risks affecting future cash flows
Term life and disability income	Payment of specified benefits on death or ill health of policyholder	Mortality, morbidity, lapse rates

Life annuity	Regular income for the life of the insured in exchange for initial single premium	Mortality

Conventional with discretionary participating benefits	Combination of life insurance and savings Sum assured is specified and is augmented by annual reversionary bonuses	Mortality, lapse rates, investment earnings

	Group
	2006	2005
	$m	$m
Sources of operating profit
Life insurance contracts
Emergence of shareholder planned margins	128	119
Experience profit/(loss)	19	11
Effect of changes to assumptions	(2)	—
Reversal of capitalised losses/(losses recognised)	(3)	—
Life investment contracts
Fees earned	122	134
Investment earnings on shareholder retained profits and capital	53	100

	Total life insurance funds
	2006	2005
	$m	$m
Schedule of expenses
Outward reinsurance expense	69	151
Claims expense	565	590
Change in policy liabilities	4,456	5,570
Policy acquisition expense
Commission	238	246
Other	132	111
Policy maintenance expense
Commission	202	175
Other	219	207
Investment management expense	33	33
Total life insurance expenses	5,914	7,083

56  Capital adequacy

The Group’s primary prudential supervisor is APRA. APRA establishes capital adequacy requirements on banks, the prime objective of which is to ensure that an adequate level of capital is maintained, thereby providing a buffer to absorb unanticipated losses. Consistent with the international standards of the Basel Committee on Banking Supervision, APRA’s current approach, in accordance with Basel I to assessing capital adequacy of banks, focuses on three main elements: the credit risk associated with a bank’s exposures, the market risk associated with a bank’s trading activities, and the form and quantity of a bank’s capital.

For regulatory purposes, capital comprises two elements, eligible Tier 1 and Tier 2 capital, from which certain deductions are made to arrive at Tier 1 and Tier 2 capital. Tier 1 capital includes paid-up ordinary shares, hybrid instruments (such as National Income Securities), reserves (excluding asset revaluation reserves, cash flow hedge reserves and the general reserve for credit losses), retained profits less goodwill and other intangible assets, and certain other deductions. In addition, where recognised deferred tax assets are greater than deferred tax liabilities, the net deferred tax asset is deducted from Tier 1 capital. Tier 2 capital includes a portion of asset revaluation reserves, collective provision for doubtful debts (net of associated deferred tax assets) and the general reserve for credit losses, certain hybrid debt/equity instruments and subordinated long-term debt.

The total amount of the resultant capital is subject to further deductions to form the capital base. Such deductions include net assets in controlled entities that are deconsolidated for regulatory capital purposes and provision of first loss guarantees to securitisation entities. Tier 2 capital is limited to 100% of net Tier 1 capital. Lower Tier 2 capital is restricted to 50% of Tier 1 capital, with Upper Tier 2 representing the balance.

Under guidelines issued by APRA, investments in life insurance and funds management entities are deconsolidated for the purposes of calculating capital adequacy and those activities are excluded from the calculation of risk-weighted assets. The tangible component of such investments, comprising net tangible assets on acquisition, is deducted from the total capital base. The goodwill (being the difference between acquisition costs and the tangible component at acquisition) is deducted from Tier 1 capital. Additionally, any profits from these entities included in the Group’s results, to the extent that they have not been remitted to the Company in the form of dividends are excluded from the determination of Tier 1 capital.

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

Capital ratios

In addition to the Tier 1 and total capital regulatory capital ratios, the Group also uses the adjusted common equity (ACE) ratio to manage its capital position. The ACE ratio measures the core equity capital available to support banking operations and is generally calculated as Tier 1 capital less residual Tier 1 instruments, the tangible component of the investment in non-consolidated controlled entities and any other items deducted from total capital. The ACE ratio is a key measure used by analysts and rating agencies to assess a financial institution’s capital strength.

Capital ratios are monitored against internal capital targets, which are set by reference to factors such as market, regulatory and rating agencies expectations and the Group’s risk profile. During the year to September 30, 2006, the Group announced changes to its Board approved target capital ranges. The changes better align the Group’s capital ranges with peers and its target credit rating, and have a wider spread to accommodate the increased volatility arising from the application of AIFRS. The ranges at September 30, 2006, and comparatives at September 30, 2005 are as follows:

	Target ranges at September 30, 2006	Target ranges at September 30, 2005
	%	%
ACE ratio	4.25 - 5.00	4.75 - 5.25
Tier 1 ratio	6.25 - 7.00	7.00 - 7.50
Total capital ratio	10.00 - 10.50	10.00 - 10.50

The total capital target range reflects the APRA imposed requirement in 2004 for the Group’s internal target for capital to rise to 10.0% of risk weighted assets. Previously, the Group’s internal target capital ratio was 9.0% to 9.5%.

	2006	2005
	%	%
Adjusted common equity	5.4	5.5
Tier 1	7.3	7.9
Tier 2	3.9	3.6
Deductions	(0.4)	(1.0)
Total capital	10.8	10.5

Regulatory capital

	2006	2005
	$m	$m
Tier 1 capital	23,404	22,779
Tier 2 capital	12,354	10,424
Deductions	(1,351)	(2,922)
Total capital	34,407	30,281

Risk-adjusted assets

	2006	2005
	$m	$m
Total risk-adjusted assets and off-balance sheet exposures – credit risk	304,771	276,540
Risk-adjusted assets – market risk	13,552	13,293
Total assessed risk exposure	318,323	289,833

APRA required regulatory capital to be calculated in accordance with AGAAP accounting principles until July 1, 2006. As a result, 2005 comparatives are calculated under the prudential standards and guidelines applicable at the time and have not been reclassified.

Capital ratios are calculated under AGAAP at September 30, 2005 and AIFRS at September 30, 2006. During the 2006 year, the Group’s ACE and Tier 1 capital ratios fell, primarily as a result of the implementation of AIFRS. AIFRS reduced the Group’s Tier 1 capital by $3.6 billion mainly relating to defined benefit pension plans and Tier 1 deductions relating to capitalised software and the wealth management business. Following the revision to the Group’s targets, the capital ratios are above the Group’s stated target ranges at September 30, 2006.

The Tier 1 and Total Capital ratios also reflect the issue of two tranches of National Capital Instruments in September 2006. The Group raised approximately $400 million ($397 million net of issue costs) through the issue of 8,000 National Capital Instruments of $50,000 each. In addition, the Group raised EUR400 million ($679 million) through the issue of 8,000 National Capital Instruments of EUR50,000 each. These securities qualify as Tier 1 capital. An additional impact was the conversion of $566 million in exchangeable capital units into ordinary shares. Further impacts include the sale of Custom Fleet and the sale of the MLC Asia businesses.

The capital position also increased due to the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP) and employee share and option plans. During the years ended September 30, 2006 and 2005, 9.1 million and 11.5 million fully paid ordinary shares respectively, were issued under the DRP and BSP to shareholders at varying prices. There was also significant subordinated debt issuance, contributing to Tier 2 capital.

The capital ratios also continue to be impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from an Internal Model Method to the Standard Method as directed by APRA in 2004. The Standard Method, as prescribed by APRA in Prudential Standard APS 113, limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions. The effect of using the Standard Method was an increase in risk-weighted assets of $9,923 million at September 30, 2006 ($10,076 million at September 30, 2005).

57 Reconciliation with US GAAP and other US GAAP disclosures

The consolidated financial statements of the Group are prepared in accordance with AIFRS (refer to note 1A(a)), which differs in some respects from US GAAP.

This is the first year that the Group’s financial statements have been prepared on an AIFRS basis. Note 1B  provides an explanation and reconciliation of the transition to AIFRS from AGAAP, the prior basis of accounting.

Reconciliation of net income and shareholders’ equity under AIFRS and US GAAP

The Group has applied AIFRS from October 1, 2004, with the exception of the standards relating to financial instruments and insurance contracts, which are applied from October 1, 2005. Therefore the impacts of adopting AASB 132, AASB 139, AASB 1038 and AASB 4 are not included in the AIFRS 2005 comparatives and financial instruments and insurance contracts are accounted for under the prior basis of accounting as outlined in note 1.

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity that would result from the application of US GAAP. Comparative amounts for 2005 have been restated to include the impact of accounting policy changes (refer to (e) below). In addition, certain reclassifications to the US GAAP presentation are made to conform with the AIFRS presentation, as well as the inclusion of certain immaterial corrections.

		Group
For the year ended September 30	Footnote	2006	2005
		$m	$m
Consolidated statements of net income
Net profit as reported under AIFRS		4,392	3,992
Life insurance accounting adjustments
Life insurance	a(i)	(180)	(467)
Shadow policy liabilities	a(ii)	24	101
Deferred acquisition costs	a(iii)	69	75
Minority interest	a(iv)	—	32
Other adjustments
Pension costs	b(iii)	171	(485)
Stock-based compensation	b(iv)	(20)	(42)
Derivatives and hedge accounting	b(v)	181	210
Reversal of fair value option	b(vi)	33	—
Consolidation adjustments	b(vii)	122	136
Interest expense on other debt issues	b(vii)	(115)	(68)
Profit on sale of controlled entities	b(viii)	(143)	106
Restructuring provision	b(ix)	(225)	337
Difference in collective provision for doubtful debts	b(x)	22	194
Other		(151)	(6)
Taxation impact on reconciling items		52	(224)
Net income per US GAAP		4,232	3,891

	2006	2005
	cents	cents
Per share amounts (US GAAP)
Basic earnings per ordinary share	259.8	244.1
Diluted earnings per ordinary share	256.6	240.3

		Group
As at September 30		2006	2005
		$m	$m
Shareholders’ equity
Total shareholders’ equity as reported under AIFRS		27,972	31,547
Life insurance accounting adjustments
Life insurance	a(i)	(833)	(1,236)
Deferred acquisition costs	a(iii)	588	619
Minority interest	a(iv)	—	(6,224)
Other adjustments
Foreign currency denominated goodwill	b(i)	119	60
Goodwill	b(ii)	178	192
Pension costs	b(iii)	(118)	(76)
Derivatives and hedge accounting	b(v)	399	91
Reversal of fair value option	b(vi)	(293)	—
Consolidation adjustments	b(vii)	(1,958)	(1,814)
Restructuring provision	b(ix)	112	337
Difference in collective provision for doubtful debts	b(x)	—	350
Revaluation surplus on land and buildings	b(xi)	(115)	(109)
Accumulated depreciation on revalued land and buildings	b(xi)	102	99
Other		(27)	81
Taxation impact on reconciling items		(215)	(532)
Total shareholders’ equity per US GAAP		25,911	23,385

The following is a summary of the significant adjustments made to the Group’s AIFRS net income and total shareholders’ equity to reconcile to US GAAP:

(a) Life insurance accounting adjustments

(i) Life insurance

Present value of future profits (PVFP)

Upon transition to AIFRS, intangible assets arising from the acquisition of life insurance companies are generally recognised as goodwill along with some smaller amounts attributed to management rights assets. For US GAAP, a PVFP asset is recognised separately from goodwill on acquisition of life insurance companies. The PVFP asset represents the actuarially-determined present value of estimated future US GAAP profits in respect of the in-force business at acquisition. The PVFP asset is amortised over the life of the acquired in-force business.

	Group
	2006	2005
	$m	$m
Balance at beginning of year	1,662	1,844
Imputed interest	112	130
Amortisation	(307)	(312)
Balance at end of year	1,467	1,662

The PVFP balance is estimated to be run-off at a rate ranging from 4.1% to 19.5% per year.

Life insurance policy liabilities

Under AIFRS, policy liabilities are calculated on a Margin on Services (MoS) basis for insurance business and at fair value for investment business. For US GAAP, policy liabilities are calculated under SFAS 60 “Accounting and Reporting by Insurance Enterprises” and SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments”, depending on the type of product. Other differences relate to the parameters used to drive the discount rate and expenses, depending on the type of policy.

Investments relating to life insurance business

Under AIFRS, all assets backing life insurance or investment contract liabilities are designated at fair value through profit and loss, with any movements in the value reflected in the income statement. For US GAAP, this treatment is not permitted and the investments are classified as available for sale or held as trading as set out in SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Where not classified as trading, AFS securities are recorded in the balance sheet at fair value, with unrealised profits and losses recorded as a separate component of shareholders’ equity.

(ii) Shadow policy liability

The shadow policy liabilities adjustment is required because the MoS method operates to produce liabilities that are consistent with asset values based on market value whereas US GAAP methods are consistent with historical cost accounting concepts.

(iii) Deferred acquisition costs

Deferred acquisition costs vary depending upon the nature of the policy. For insurance contracts, under AIFRS both fixed and variable costs incurred are deferrable, however, for investment contracts no costs are deferred. Whilst under US GAAP DAC is recognised for both investment and insurance contracts, US GAAP applies a narrower definition and only those variable costs directly related to the acquisition of new business may be deferred. The Group has included in the US GAAP income statement $46 million (2005: $67 million) for amortisation of deferred acquisition costs.

(iv) Minority interest

Prior to October 1, 2005, under AIFRS minority interest in the form of fund unit holders was shown as a component of total equity. Under US GAAP, minority interest is shown as a liability in the balance sheet. Any differences between the AIFRS and US GAAP profit or loss for controlled entities with a minority interest, will result in an adjustment to the US GAAP minority interest share of profit or loss. From October 1, 2005, under AIFRS these minority interests have been reclassified to liabilities as they have a claim on fund assets consolidated that does not meet the test of AIFRS equity. This is inconsistent with US GAAP only to the extent that US GAAP requires it to be disclosed in outside equity interest (as a liability not equity).

(b) Other adjustments

(i) Foreign currency denominated goodwill

On adoption of AIFRS, the Group has elected to apply an exemption available under AASB 1 and has not applied the requirements of AASB 121 “The Effects of Changes in Foreign Exchange Rates” retrospectively to goodwill arising in business combinations that occurred prior to October 1, 2004. In accordance with AASB 1, the Group has elected to treat such goodwill as an asset of the entity rather than as an asset of the acquiree. As such this goodwill is not translated but instead is treated as an Australian dollar denominated asset.

Under US GAAP SFAS 52 “Foreign Currency Translation”, foreign currency-denominated goodwill is translated at the current exchange rate at the date of the financial statements. This is on the basis that goodwill of an acquired foreign entity is always treated as an asset of the acquired foreign entity. The financial effect of the translation difference is taken to a separate component of equity. Accordingly, goodwill is retranslated at the end of each period.

(ii) Amortisation of goodwill

On transition to AIFRS at October 1, 2004, the Group ceased amortising goodwill. Under US GAAP, goodwill ceased to be amortised at October 1, 2002.

The AIFRS amortisation in the intervening period is reinstated to goodwill for US GAAP reporting. Both AIFRS and US GAAP goodwill balances are subject to annual impairment testing.

(iii) Pension and other post-retirement benefit plans

Under US GAAP, defined benefit plans are accounted for under SFAS 87 “Employers’ Accounting for Pensions”. While the requirements of this standard are broadly consistent with the policy under AIFRS (refer note 1A(hh)), there are a number of key differences.

Under AIFRS the Group has elected to recognise actuarial gains and losses directly in retained earnings. Under US GAAP, due to a change in accounting principle they are now immediately recognised, however these are recognised via the income statement. (Refer (e) changes in accounting principles below).

Included in Note 34, and set out below, are the disclosures required by SFAS 132R “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits” for the Group’s significant defined benefit pension plans.

	Group
	2006	2005
	$m	$m
Change in benefit obligation
Benefit obligation at beginning of year	7,102	8,261
Current service cost	246	259
Interest cost	433	436
Actuarial losses	165	646
Benefits paid	(354)	(312)
Member contributions	126	82
Past service cost	(383)	30
Disposals and restructures	—	(1,864)
Foreign currency translation adjustments	380	(436)
Benefit obligation at end of year	7,715	7,102
Fair value of plan assets at end of year (refer Note 34 for detail)	7,556	6,152
Funded status	(159)	(950)
Net pension liability	(159)	(950)

The accumulated benefit obligation for the defined benefit plans was $7,710 million (2005: $5,862 million).

The benefits expected to be paid by the defined benefit plans in the next five years have been estimated based on the same assumptions used to measure the Group’s benefit obligation at the end of the year:

						Aggregate
	2007	2008	2009	2010	2011	2012-2017
	$m	$m	$m	$m	$m	$m
Benefits expected to be paid	181	189	199	210	222	1,325

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2007 is $258 million.

Weighted average assumptions	2006	2005
	%	%
Discount rate (per annum)	5.3	5.0
Expected return on plan assets (per annum)	6.8	7.4
Rate of compensation increase (per annum)	3.8	4.2

The Group’s expected rate of return on defined benefit plan assets is determined by the plan assets’ historical long-term investment performance, the current asset allocation and estimates of future long-term returns by asset class.

	2006	2005
	$m	$m
Components of net periodic pension cost/(income)
Current service cost	246	259
Interest cost	433	436
Expected return on plan assets	(470)	(475)
Plan expenses	11	15
Past service cost	(383)	30
Disposals and restructures	—	(314)
Contributions tax expense	22	20
Recognised net actuarial (gain)/loss	(191)	110
Net periodic pension cost/(income)	(332)	81

The amount shown above for disposals and restructures has been included as a component of profit on sale of controlled entities.

The Group also sponsors accumulation benefit plans (known in Australia as defined contribution plans) covering Australian, New Zealand and United Kingdom employees (refer to note 34).

(iv) Stock-based compensation

SFAS 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) is effective for the Group from October 1, 2005. Under SFAS 123R a share-based payment expense, determined with reference to the fair value of the equity instruments granted, is recognised over the performance or service period (‘requisite service period’) with a corresponding entry to equity.

The Group has elected to apply SFAS 123R using the modified prospective method. Under this approach SFAS 123R applies to share-based compensation granted by the Group after October 1, 2005, or entered into after December 15, 1994 where options, rights or shares are still in their requisite service period at October 1, 2005.

SFAS 123R is consistent with share-based payment recognition under AASB 2 “Share-based Payment” (‘AASB 2’) for the Group, however differences arise in terms of transition dates. AASB 2 applies to equity awards granted after November 7, 2002 still in the performance or service period at January 1, 2005. AASB 2 requires the Group to restate prior reporting periods for affected grants resulting in a transitional adjustment for October 1, 2004 and a 2005 comparative year share-based payment expense. The difference in transition dates requires the Group to make adjustments for US GAAP reconciliation purposes.

Adjustments required at September 30, 2006 for US GAAP reconciliation purposes are as follows:

•                  adjust opening equity balances to reverse the impact of AASB 2 on prior periods; and

•                  recognise an additional share-based payment expense for options entered into between December 15, 1994 and November 7, 2002 which are still in their requisite service period at October 1, 2005.

Prior to October 1, 2005, the Group recognised compensation costs associated with stock-based awards under the recognition and measurement principles of US Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. Under APB 25, the Group adopted the intrinsic value method for valuing options rights such that an expense was recognised where the quoted market price of the Company’s shares at the measurement date was different to the amount, if any, that the employee was required to pay.

Pro forma 2005 net income and earnings per share disclosures as if the Group recorded compensation expense based on fair value for stock-based awards have been presented in accordance with the provisions of SFAS 148 “Accounting for Stock-Based Compensation - Transition and Disclosure”, and are as follows:

2005
$m
Net income according to US GAAP – as reported	3,891
Add back: Employee option compensation determined under APB 25, net of any tax effect	96
Less: Total share-based employee compensation determined under fair value-based method for all awards, net of any tax effect	(46)
Net income according to US GAAP – pro forma	3,941
Basic earnings per share – as reported (cents)	244.1
Basic earnings per share – pro forma (cents)	247.4
Diluted earnings per share – as reported (cents)	240.3
Diluted earnings per share – pro forma (cents)	243.4

Following is a summary of the status of the Company’s non-vested performance options and performance rights granted as employee compensation as at September 30:

	Performance options		Performance rights
		Weighted-		Weighted-
		average		average
	Number	fair value	Number	fair value
	(millions)	$m	(millions)	$m
Balance as at September 30, 2005	39.4	5	4.6	20
Granted during year	9.3	4	2.3	25
Vested during year	(9.4)	5	—	—
Forfeited during year	(1.7)	4	(0.3)	21
Balance as at September 30, 2006	37.6	5	6.6	21

During the year ended September 30, 2006 the total US GAAP compensation cost of share-based payment arrangements with employees totalled $163 million. The share-based payment expense resulted in taxation benefits, representing current or future deductions, for the Group of $23 million during the 2006 financial year.

As at September 30, 2006, there was approximately $176 million of unrecognised compensation cost related to non-vested share-based payments as employee compensation. This cost is expected to be recognised over a weighted-average period of 1.6 years.

The intrinsic value of performance options exercised during the year is calculated as the difference between the exercise price of the option and the volume weighted average market rate of Company shares during the 2006 year being $34.73. The total intrinsic value of performance options recognised under SFAS 123R and exercised during the year ended September 30, 2006 was $6 million.

The following tranches of performance options vested during the year and had outstanding and unexercised balances at September 30, 2006:

			Weighted
			average		Remaining
	Outstanding	Fair	exercise	Intrinsic	contractual
Grant date	No.	value	price	value	term
		($)	($)	($mil)	(months)
September 28, 2000	294,300	6	25	3.5	24
March 23, 2001	8,234,200	5	28	72.9	30
Weighted average values	8,528,500	5	28	76.4	30

Included in the above totals are performance options which are exercisable as at September 30, 2006 due to attached performance conditions being met in current or prior periods (refer to note 41 for details of performance conditions attached). These amounts are presented below:

		Weighted
		average		Remaining
	Exercisable	exercise	Intrinsic	contractual
Grant date	No.	price	value	term
		($)	($mil)	(months)
September 28, 2000	136,450	25	1.6	24
March 23, 2001	3,150,950	28	27.9	30
Weighted average values	3,287,400	28	29.5	30

The total fair value of employee shares vested during the year ended September 30, 2006 was $31 million being a total of 970,158 shares.

(v) Derivatives and hedge accounting

Under AIFRS, derivative financial instruments held or issued for trading purposes are recognised on the balance sheet at fair value, with the resultant gains and losses recognised in the profit and loss account. Derivative financial instruments that are held or issued for purposes other than trading may have hedge accounting treatment applied where the hedge accounting requirements of AASB 139 are met. From October 1, 2005, the Group has adopted AASB 139 and in doing so made various transitional adjustments to implement both cash flow and fair value hedge accounting. As a result, various previously unrecognised hedge accounting relationships were designated for AIFRS at that date. In addition, the Group records all derivatives on balance sheet at fair value under AIFRS from October 1, 2005.

If certain conditions are met the Group may designate one of three types of hedging relationships under SFAS 133: hedges of the fair value of recognised assets or liabilities (fair value hedge); hedges of highly probable future cash flows attributable to a recognised asset or liability, or a highly probable forecast transaction (cash flow hedge); and hedges of the net investment in a foreign entity (net investment hedge). Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items.

SFAS 133, as amended, standardises the accounting for derivative instruments and hedging activities, and requires that all derivative instruments be recognised as assets and liabilities at fair value. If certain conditions are met, hedge accounting may be applied and the derivative instruments may be specifically designated as either a fair value hedge, a cash flow hedge or a net investment hedge.

The reconciliation adjustment is primarily due to the historic differences in treatment between Australian GAAP that existed prior to the transition to AIFRS and US GAAP for derivatives that did not qualify for hedge accounting under US GAAP, and detailed differences in hedge accounting requirements between SFAS 133 and AASB 139. Historically, for the purposes of US GAAP reporting the Group only entered into fair value hedges.

The Group does not actively seek hedge accounting under SFAS 133, and hedge accounting is only applied where the requirements of AASB 139 and SFAS 133 are consistent. Consequently, certain hedge accounting adjustments made under AASB 139 must be reversed under US GAAP.

Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria for US GAAP reporting purposes are accounted for at fair value, with gains and losses recorded in net income. For the year ended September 30, 2006 the Group has recognised $181 million (2005: $210 million), before tax, within earnings attributable to the reversal of hedge accounting applied for AIFRS reporting in the current year, and with AGAAP in the prior year, that is not compliant with the requirements of SFAS 133.

(vi) Reversal of items designated at fair value through profit and loss

Under AIFRS, financial instruments may be designated at fair value through profit and loss where specified criteria is satisfied.

There are no provisions in US GAAP to make an election to designate items at fair value through profit and loss similar to that in AASB 139. The impact upon net profit and retained earnings of reversing the fair value through profit and loss designation has been reported within the reconciliation of US GAAP net income and shareholders’ equity. The nature of the underlying assets and liabilities designated as being carried at fair value through profit and loss under AIFRS, including a description of key terms and conditions of these assets are included within notes 16 and 27.

(vii) Consolidation

Under AIFRS, the Group is required to consolidate all entities that it controls. Control of a special purpose entity (SPE) is determined by the substance of the relationship between an entity and the SPE. Under US GAAP, the application of FIN 46(R) “Consolidation of Variable Interest Entities” must be considered for many of the SPEs in which the Group is involved. FIN 46(R) applies to entities that are identified as variable interest entities (VIEs). VIEs are entities in which no equity investors exist, or the equity investors:

•                  do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties; and/or

•                  lack the ability to make decisions about the entity, or do not absorb expected losses or residual returns of the entity.

In April 2006, the FASB issued Staff Position FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP 46(R)-6”), which provides additional guidance to consider when determining whether an entity is a VIE; which interests are considered to be variable interests in the entity; and which party, if any, is the primary beneficiary of the VIE. The Group has adopted FSP 46(R)-6 early, and has used this additional guidance in determining which entities to consolidate.

A VIE is required to be consolidated where the Group is the primary beneficiary. The primary beneficiary is the entity which has a variable interest in the VIE that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

The effect of FIN 46(R) is that in some cases the Group is required to consolidate entities under US GAAP that are not consolidated under AIFRS, or to deconsolidate entities under US GAAP that are consolidated under AIFRS. The Group is involved with VIEs in various activities, including multi-seller conduit programs and asset securitisations, funding programs and structured finance.

Securitisation

The Group has relationships with VIEs that undertake securitisation activities (refer to the “liquidity, funding and capital resources” section of this annual financial report for additional information on page 26). The Group creates, manages, provides liquidity and derivative contracts to multi-seller and multi-series securitisation conduits, securitisation vehicles and asset securitisation trusts.

The principal activities of the multi-seller and multi-series securitisation conduits and securitisation vehicles involve purchasing investment securities and raising debt. The asset securitisation trusts purchase the Group’s financial assets (eg. residential mortgage loan portfolios) and fund those assets with amounts provided by investors. The Group receives fees for services provided on an arm’s length basis. The creditors of the VIEs generally do not have recourse to the general credit of the Group. FIN 46(R) treatment of VIEs used for securitisation activities is provided in more detail in the tables below.

Funding programs

The Group has established programs to raise funding from the issue of debt and equity instruments, such as exchangeable capital units (ExCaps), Trust Preferred Securities and National Capital Instruments. The funding programs use entities that are subject to the application of FIN 46(R).

Exchangeable Capital Units

On March 19, 1997, the Group issued exchangeable capital units (ExCaps) via entities that are subject to the application of FIN 46(R) (refer to note 33 for additional information).

For the purposes of AIFRS, the entities are controlled by the Group and are consolidated. As a result of an interpretation presented to the International Financial Reporting Interpretations Committee (IFRIC), from October 1, 2005 an embedded derivative requiring bifurcation was identified within the ExCaps and included within the carrying value of the ExCaps. The embedded derivative represents the right of the ExCaps holder to exchange one ExCap unit for a specified number of ordinary shares in the Group. The remaining liability component of the ExCaps is subject to discounting and accretion over the term of the securities.

Under US GAAP, the Group is not the primary beneficiary of the entity used to issue the ExCaps and therefore does not consolidate the entity under FIN 46(R). The entity has been equity accounted under US GAAP as the Group has significant influence. The ExCaps are treated as a minority interest with a value equal to the unconverted portion of the securities. Additionally, the embedded derivative recognised under AIFRS from October 1, 2005 is not required to be bifurcated for US GAAP reporting purposes.

The impact of the difference in accounting treatment under US GAAP is a reduction of $596 million to the ExCaps liability, an increase in retained earnings of $865 million, a decrease in contributed equity of $406 million, a decrease in deferred tax assets of $12 million and an increase in net profit of $125 million. There was no adjustment for the ExCaps in the 2005 year.

Trust Preferred Securities

On September 29, 2003, the Group issued Trust Preferred Securities via entities that are subject to the application of FIN 46(R) (refer to note 37 for additional information). For the purposes of AIFRS, the entities are controlled by the Group and are consolidated. The Trust Preferred Securities have been classified as equity under AIFRS. The Group has concluded that it is not the primary beneficiary of the entities used to issue the Trust Preferred Securities and that they should not be consolidated under US GAAP. The entities have been equity accounted under US GAAP as the Group has significant influence. An adjustment has therefore been made to remove the equity instrument from the balance sheet of the Group and to recognise the loans from the entities as a liability in the Group’s balance sheet. In addition, the distributions on the Trust Preferred Securities have been reclassified from distributions to “interest expense on other debt issues”.

National Capital Instruments

On September 13 and 29, 2006, the Group issued National Capital Instruments via entities that are subject to the application of FIN 46(R) (refer to notes 33 and 37 for additional information). For the purposes of AIFRS, the entities are controlled by the Group and are consolidated. Certain of the National Capital Instruments have been classified as equity under AIFRS. The Group has concluded that it is not the primary beneficiary of the entities used to issue the capital securities and that they should not be consolidated under US GAAP. The entities have been equity accounted under US GAAP as the Group has significant influence. An adjustment has therefore been made to remove the equity instruments from the balance sheet of the Group and recognise loans from the entities as liabilities in the Group’s balance sheet. Further details are provided in the tables below.

Structured finance

The Group is involved in structuring transactions to meet the finance needs of its clients. These transactions may involve entities that are subject to FIN 46(R) and may result in the Group consolidating the entity as the primary beneficiary.

The Group is the primary beneficiary of the following VIEs, classified by type of activity:

	Total assets
Activity	2006	2005
	$m	$m
Multi-seller conduit	2,002	3,530
Multi-series conduit	302	529
Asset securitisation	5,319	2,046

	Consolidated assets that are collateral for the VIE’s obligations
Classification	2006	2005
	$m	$m
Held to maturity investments	2,002	3,530
Finance lease and hire purchase receivables	302	529
Mortgage loans	5,319	2,046

The Group has significant variable interests in the following VIEs, classified by type of activity, where the Group is not the primary beneficiary:

	Total assets
Activity	2006	2005
	$m	$m
Multi-seller conduit	6,191	—

Securitisation vehicles	1,793	40

Funding program	3,224	3,270

Nature of involvement	Maximum exposure to loss
Classification	2006	2005
	$m	$m
Group receives fixed service fees and acts as swap counterparty	—	—
Group receives fixed service fees and acts as swap counterparty	—	—
Group holds ordinary equity	—	—

(viii) Difference in profit on sale of controlled entity

On July 31, 2006, the Group sold its global Custom Fleet business. As a result of the differences between AIFRS and US GAAP in relation to the accounting for goodwill (refer footnote (b)(ii)), the Group’s profit on sale under US GAAP was $14 million lower.

On May 8, 2006, the Group sold its MLC Asia business. As a result of the differences between AIFRS and US GAAP in relation to the accounting for life insurance (refer footnote (a)(i)) and deferred acquisition costs (refer footnote (a)(iii)), the Group’s loss on sale under US GAAP was $129 million higher.

On February 28, 2005, the Group sold National Europe Holdings (Ireland) Limited and its controlled entities. As a result of the differences between AIFRS and US GAAP in relation to the accounting for land and buildings (refer footnote (b)(xi)), amortisation of goodwill (refer footnote (b)(ii)), and pension expense (refer footnote (b)(iii)), the Group’s profit on sale under US GAAP was $106 million higher.

(ix) Restructuring provisions

A description of the restructuring program is included in note 5(a).

Termination benefits

Under AIFRS, a liability for termination benefits exists when the entity has a present obligation to provide benefits. The amount of the liability is calculated as the amount expected to be paid on termination. Under US GAAP, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that a provision for termination benefits be recognised only when there is a detailed plan for termination and the plan is without realistic possibility of withdrawal. Where employees are required to render service until they are terminated in order to receive the termination benefits, the liability is measured at the communication date and recognised on a pro-rata basis over the future service period.

Surplus lease space

Under AIFRS, a liability for surplus lease space is recognised when it is first determined that it is probable that surplus space under a non-cancellable operating lease will be of no substantive future benefit. Under US GAAP, SFAS 146 requires that a liability be recognised when the entity ceases using the leased property.

Other costs

Under AIFRS, a provision is recognised when it is probable that a future sacrifice of economic benefits will be required and the amount of the provision can be measured reliably. Under US GAAP, for contract costs SFAS 146 recognises costs to terminate the contract before the end of its term at the time the entity terminates the contract in accordance with the contract terms. Costs that continue to be incurred under the contract for its remaining term without economic benefit to the entity are recognised when the entity ceases using the rights under the contract. For other non-contractual restructuring costs, SFAS 146 recognises such costs associated with restructuring in the period in which the liability is incurred.

The following tables summarises accruals under US GAAP associated with restructuring costs as of September 30, and changes during the years then ended:

	Termination	Surplus	Other
	benefits	lease space	costs	Total
	$m	$m	$m	$m
Balance at September 30, 2004	—	—	—	—
Provision	280	30	191	501
Payments	(191)	(8)	(182)	(381)
Balance at September 30, 2005	89	22	9	120
Reclassification	—	22	—	22
Provision	150	21	12	183
Payments	(123)	(39)	(24)	(186)
Provision no longer required and net foreign currency movement	4	5	3	12
Balance at September 30, 2006	120	31	—	151

 (x) Collective provision for doubtful debts

From October 1, 2005, the Group has adopted AASB 139 as the basis for its loan loss calculation under AIFRS. The Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it. Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate. Further details on the loan loss methodology applied by the Group under AASB 139 are provided in Note 1 - Principal Accounting Policies (refer page 105).

The adoption of AASB 139 is consistent with the application of the requirements for the calculation of loan impairment under US GAAP and as such, no adjustment for US GAAP reconciliation purposes is required except for the change in accounting estimate below.

Change in accounting estimate in 2005

At September 30, 2005 for US GAAP reporting purposes, the Group made a number of changes in the approach used to estimate the provision for doubtful debts under US GAAP. These changes were introduced to ensure consistency with the application of the requirements for the calculation of loan impairment under US GAAP as set out in SFAS 5 “Accounting for Contingencies” and SFAS 114 “Accounting by Creditors for Impairment of a Loan” and those set out in AASB 139. The Group adopted AASB 139 as the basis for its loan loss calculation under AIFRS from 1 October 2005.

The major aspects of the change related to calculation of the collective provision for both retail and non-retail lending, and involved a change in the approach used to estimate provisions where there is objective evidence of impairment of a loan or portfolio of loans, including in respect of losses incurred but not reported (IBNR) at balance date.

As a result of the above the pre tax reconciliation adjustment to the loan loss provision was to reduce the US GAAP provision by $194 million ($136 million net of tax). This decrease was largely driven by:

•      a reduction in provisions against retail loans, reflecting the adoption of the roll rate methodology which resulted in losses being estimated at a more detailed level than the portfolio loss rate method used in prior years. The Group considers that this approach provides a more accurate estimate of incurred losses within the portfolio;

•      a reduction in provisions against non retail loans, primarily reflecting refinements in determining the loss rates and exposures for the IBNR component of non retail loans; and

•      reduction in provision against both retail and non-retail loans reflecting a more accurate estimate of the period over which losses will emerge and move to default status. Emergence periods are determined for each individual loan category and associated probabilities of default are directly correlated to the estimated emergence period.

Change in accounting estimate in 2006

Through further review and refinement of the Group’s loan loss provision estimates subsequent to the finalisation of the September 30, 2005 financial report the final AGAAP to AIFRS loan loss provision adjustment was calculated as being $372 million. The $22 million difference is considered to be a change in accounting estimate and has been accounted for in accordance with SFAS 154 “Accounting changes and error corrections” (“SFAS 154”) and recognised as a current period adjustment within the Consolidated Statements of Net Income. The impact of this change on earnings per share and diluted earnings per share was a reduction of 1.0 cents and 0.9 cents, respectively.

(xi) Land and Buildings

The Group revalues land and buildings annually (refer note 1A(u)). Any revaluation increments and decrements are included in the Group’s reserves that form part of total equity. Revalued buildings are depreciated over their estimated useful lives to the entity (land is not depreciated). Under US GAAP, revaluations of land and buildings are not permitted. Accordingly, the revaluation increment on land and buildings, and the depreciation charges on revalued buildings and any associated profit or loss on sale are adjusted back to their historical cost for US GAAP purposes.

(c) Deferred tax

In accordance with the disclosure requirements of SFAS 109, set out below are details regarding deferred tax assets, as at September 30:

	2006	2005
	$m	$m
Deferred tax assets reported using AIFRS	1,631	1,734
Add: Additional deferred tax assets
Carry forward of Australian, UK and US capital losses	1,933	1,873
Carry forward of Australian and US operating losses	54	56
Deductible temporary differences not recognised for AIFRS	39	37
Deferred tax assets according to US GAAP	3,657	3,700
Less: Valuation allowance	(2,026)	(1,966)
Deferred tax asset	29	90
Net deferred tax assets according to US GAAP	1,660	1,824

A valuation allowance is required to reduce deferred tax assets if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realised. Based on the available evidence, the Group considers that the realisation of the additional deferred tax assets reported above has a likelihood of less than 50% as at September 30, 2006. Further information on losses, including their expiry, are included in note 24.

Movements in the valuation allowance are as follows:

	2006	2005
	$m	$m
Valuation allowance movements comprising:	60	120
Additional capital losses	79	89
Capital losses taken to profit and loss	(19)	(2)
Additional revenue tax losses	(2)	33
Revenue tax losses taken to profit and loss	—	(26)
Foreign tax credits and previously unbooked temporary differences	2	26

(d) US GAAP earnings per share

	2006		2005
	Basic	Diluted	Basic	Diluted
Earnings ($m)

Net income according to US GAAP	4,232	4,232	3,891	3,891
Distributions on other equity instruments	(139)	(139)	(136)	(136)
Potential dilutive adjustments:
Interest expense on exchangeable capital units	—	61	—	106
Adjusted earnings	4,093	4,154	3,755	3,861

Weighted average ordinary shares (No. ’000)

Weighted average ordinary shares	1,599,919	1,599,919	1,559,118	1,559,118
Treasury shares	(24,315)	(24,315)	(21,033)	(21,033)
Potential dilutive ordinary shares
Performance options and performance rights	—	3,673	—	2,047
Partly paid ordinary shares	—	288	—	321
Staff share allocation and ownership plans	—	1,113	—	1,484
Exchangeable capital units	—	38,429	—	64,911
Total weighted average ordinary shares	1,575,604	1,619,107	1,538,085	1,606,848
Earnings per share (cents)	259.8	256.6	244.1	240.3

The 2005 earnings per share calculations have been updated for the effects of treasury shares.

(e) Changes in accounting principles

In conjunction with the transition to AIFRS the Group has continued to review its US GAAP reporting process with the view of bringing US GAAP accounting treatments into line with AIFRS, wherever possible. This has resulted in changes in accounting principles under US GAAP being recognised.

To address these accounting principle changes, in accordance with SFAS 154 (which the Group has adopted early), the prior-period financial statements have been restated and the cumulative effects have been reflected as of September 30, 2005. Detailed information in respect of these adjustments is provided below:

2005
$m
Net income according to US GAAP – as previously reported	3,908
Changes in accounting principles:
Adoption of full recognition basis for defined benefit plans	(27)
Adjustment for deferred acquisition costs	(11)
Total tax impact of adjustments	21
Total changes in accounting principles	(17)
Net income according to US GAAP – restated	3,891

2005
$m
Shareholders’ equity according to US GAAP – as previously reported	24,486
Changes in accounting principles:
Adoption of full recognition basis for defined benefit plans	(1,514)
Deferred acquisition costs	(111)
Total tax impact of adjustments	524
Total changes in accounting principles	(1,101)
Shareholders’ equity according to US GAAP – restated	23,385

The effects of the restatements on earnings per share according to US GAAP are as follows:

2005
cents
Basic earnings per share – as previously reported (cents)	237.6
Basic earnings per share – restated (cents)	244.1
Diluted earnings per share – as previously reported (cents)	234.4
Diluted earnings per share – restated (cents)	240.3

Changes at October 1, 2004

Adoption of full recognition basis for defined benefit plans

The transition to AIFRS has had impacts on certain aspects of the treatment of pensions. The defined benefits prepaid pension asset was recognised previously as a result of applying FAS 87 principles within AGAAP. This related to the corridor approach whereby aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets were amortised over the average expected service period of active employees expected to receive benefits under the plan.

In addition, under AIFRS the Group has elected to recognise immediately the full actuarial gains and losses directly within retained earnings. Whilst there is no material difference in the measurement of any actuarial movements, in order to ensure consistency between the accounting principles the Group has adopted under AIFRS and US GAAP, from October 1, 2004 the Group has changed the US GAAP accounting principle to immediately recognise actuarial gains and losses in the income statement, rather than defer them. As a consequence, for the purposes of US GAAP the Group must reclassify the actuarial gains and losses from retained earnings into the income statement. Finally, the classification of pension funds between defined benefit and defined contribution has been conformed.

These changes have resulted in an increase to net pension liability on October 1, 2004 of $1,838 million, an increase in deferred tax assets of $574 million, with an associated decrease in retained earnings of $1,264 million. For 2005 net pension liabilities were decreased by $321 million, foreign currency translation reserve increased by $110 million, deferred tax assets decreased by $57 million, retained earnings increased by $166 million, pension expense increased by $27 million, and tax expense decreased by $15 million. The impact of this change on earnings per share and diluted earnings per share was a reduction of 0.8 cents and 0.7 cents, respectively.

Deferred acquisition costs

Previously, the Group capitalised acquisition costs of new business in non-life insurance entities to ensure consistency of reporting within the life insurance group as allowed under the previous AGAAP. Upon transition to AIFRS, the deferral of acquisition costs for investment contracts is no longer permitted and these costs were written off.

In order to ensure consistency with the accounting principles adopted under AIFRS, from October 1, 2004, the Group has changed the US GAAP accounting principle to immediately recognise as an expense acquisition costs on non-life business under US GAAP, rather than capitalising and amortising them.

In accordance with SFAS 154, comparative amounts have been restated. The cumulative effect of the change on the opening balance of deferred acquisition costs was a decrease of $100 million and retained earnings was decreased by $100 million. For 2005, deferred acquisition costs were decreased by $11 million, deferred tax liability decreased by $6 million, general expenses increased by $11 million and tax expense decreased by $6 million. The impact of this change on earnings per share and diluted earnings per share was a reduction of 0.3 cents and 0.3 cents, respectively.

Changes at October 1, 2005

Changes in accounting principle at October 1, 2005:	Group
$m
Restated shareholders’ equity according to US GAAP at September 30, 2005	23,385
Impact of changes in accounting principles at October 1, 2005:
less: Adjustment for fees and commissions	(411)
less: Bid / offer adjustment	(16)
Total tax impact of adjustments	129
Total changes in accounting principles	(298)
Restated shareholders’ equity according to US GAAP at October 1, 2005	23,087

Fees and commissions

Previously, the Group recognised certain fees directly to income. With the move to AIFRS from October 1, 2005, data collection processes have been established that enable the Group to recognise all yield-related fees on an effective yield basis. This has led to $411 million of fees previously recorded within income being reversed from retained earnings, recognised within loans and advances and amortised over the remaining life of the underlying facilities. The impact upon the income statement for the financial year ended September 30, 2006 is an increase of $19 million.

From October 1, 2005 the Group has changed the US GAAP accounting principle to recognise all yield-related fees on an effective yield basis. It is impractical to apply this change in principle to the prior period as this adjustment is based upon circumstances and information existing at October 1, 2005 that was not available within the prior year. This change in accounting principle is preferable as it ensures all yield related fees are treated on a consistent basis between AIFRS and US GAAP. This change has resulted in a decrease to loans and advances on October 1, 2005 of $411 million, with an associated decrease in retained earnings.

Bid/offer adjustment

Under AIFRS from October 1, 2005 financial assets are priced at the bid-price and financial liabilities at the offer-price obtained from an active financial market, where these are not subject to an arrangement of offsetting market risks. Previously, all financial assets and liabilities were valued through the application of the mid-rate for both AGAAP and US GAAP reporting purposes.

From October 1, 2005 the Group has also changed its US GAAP accounting principle to value financial assets and liabilities on a bid or offer-price basis. It is impractical to apply this change in principle to the prior period as this adjustment is based upon circumstances and information existing at October 1, 2005 that objectively were not available within the prior year. This change in accounting principle is preferable as this change ensures consistency with the accounting principle under AIFRS.

These changes have resulted in a increase to other financial liabilities at fair value on October 1, 2005 of $16 million, with an associated decrease in retained earnings.

(f) Recent developments in US GAAP

The SEC/FASB have issued a number of new pronouncements which are not effective for the Group’s 2006 financial statements. These are set out below. The Group is currently evaluating the impact of each of these pronouncements.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 “Guidance for Quantifying Financial Statement Misstatements” (“SAB 108”) to address diversity in practice regarding the quantification of financial statement misstatements under the two methods most commonly used by preparers and auditors - the rollover and ‘iron curtain’ methods. The SEC staff believes that reliance on only one of these methods, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial statement users. Accordingly, it will expect registrants to quantify and analyse misstatements using both methods (ie, a ‘dual approach’). SAB 108 is effective for the Group’s 2008 fiscal year.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 is effective for the Group’s 2007 fiscal year.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly does not require any new fair value measurements. SFAS 157 is effective for the Group’s 2008 fiscal year.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. FIN 48 is effective for the Group’s 2008 fiscal year.

In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for the Group’s 2007 fiscal year.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for the Group’s 2007 fiscal year.

In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the accumulated paid-in capital beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123(R).

In November 2005, the FASB issued FASB Staff Position Nos. SFAS 115-1 and SFAS 124-1 (“FSP 115-1”), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other than temporary impairments. FSP 115-1 is effective for the Group’s 2008 fiscal year.

58 Derivative financial instruments - 2005 financial year

This note contains disclosures in respect of the 2005 year that are determined prior to the adoption of AASB 132 and AASB 139. Refer to note 11 for 2006 disclosures.

Derivative financial instruments held or issued for trading purposes

The Group maintains trading positions in a variety of derivative financial instruments and acts primarily in the market to satisfy the needs of its customers through foreign exchange, interest rate-related services and credit-related contracts. In addition, the Group takes positions on its own account, within a prescribed limit framework, to manage its exposure to market and credit risks relating to trading activities. It satisfies customer needs and maintains access to market liquidity by quoting bid and offer prices on those instruments and trading with other market makers. All positions held for trading purposes are revalued on a daily basis to reflect market movements, and any revaluation profit or loss is recognised immediately in the profit and loss account. It is the Group’s policy from a trading risk viewpoint to maintain a substantially matched position in assets and liabilities in foreign currencies. Net exposure to exchange risk in this respect is not material.

Derivative financial instruments held or issued for purposes other than trading

The operations of the Group are subject to risk of interest rate fluctuations, to the extent of the repricing profile of the Group’s balance sheet. Derivative financial instruments are held or issued for the purposes of managing existing or anticipated interest rate risk.

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

The following table shows the fair value of all derivative instruments held or issued by the Group as at September 30, 2005. The fair value of derivative financial instruments was obtained from quoted market prices, discounted cash flow models or option pricing models as appropriate. It should be noted that fair value at a particular point in time gives no indication of future gain or loss, or what the dimensions of that gain or loss are likely to be.

Fair value of derivative financial instruments held or issued by the Group

	Other than trading	Trading
	fair value (1)	fair value (1)
	2005	2005
	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange
In a favourable position	136	3,063
In an unfavourable position	(377)	(3,348)
Cross currency swaps
In a favourable position	383	3,891
In an unfavourable position	(3,042)	(2,256)
Options
Purchased	1	416
Written	n/a	(432)
	(2,899)	1,334

	Other than trading	Trading
	fair value (1)	fair value (1)
	2005	2005
	$m	$m
Interest rate-related contracts
Forward rate agreements
In a favourable position	2	12
In an unfavourable position	(2)	(9)
Swaps
In a favourable position	410	6,073
In an unfavourable position	(242)	(6,145)
Futures
In a favourable position	5	33
In an unfavourable position	(9)	(29)
Options/swaptions
Purchased	35	195
Written	n/a	(179)
	199	(49)
Credit-related contracts
Credit derivatives
In a favourable position	6	59
In an unfavourable position	(3)	(73)
	3	(14)
Other contracts
In a favourable position	15	217
In an unfavourable position	(5)	(142)
	10	75
Total fair value of derivative financial instruments held or issued - in a favourable position	993	13,959
Total fair value of derivative financial instruments held or issued - in an unfavourable position	(3,680)	(12,613)

(1)          The positive fair value represents the credit risk to the Group if all the Group’s counterparties were to default.

The following table shows the notional principle and fair value of all derivative instruments held or issued by the Group as at September 30, 2005. It should be noted that fair value at a particular point in time gives no indication of future profit or loss, or what the dimensions of that profit or loss are likely to be.

	Notional principal	Fair value
Notional principal and fair value of all derivative financial instruments	2005	2005
	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts to purchase foreign exchange (1)
Trading	307,046	(285)
Other than trading	31,562	(241)
	338,608	(526)
Cross currency swaps (1)
Trading	127,869	1,635
Other than trading	32,147	(2,659)
	160,016	(1,024)
Futures trading	58	—
Options
Trading	38,309	(16)
Other than trading	105	1
	38,414	(15)
Total foreign exchange rate-related contracts	537,096	(1,565)

	Notional principal	Fair value
	2005	2005
	$m	$m
Interest rate-related contracts
Forward rate agreements
Trading	107,815	3
Other than trading	9,458	—
	117,273	3
Swaps
Trading	782,972	(72)
Other than trading	47,457	168
	830,429	96
Futures
Trading	319,197	4
Other than trading	1,306	(4)
	320,503	—
Options/swaptions
Trading	106,777	16
Other than trading	2,170	35
	108,947	51
Total interest rate-related contracts	1,377,152	150
Credit-related contracts
Credit derivatives
Trading	16,985	(14)
Other than trading	5,571	3
Total credit-related contracts	22,556	(11)
Other contracts
Trading	2,919	75
Other than trading	110	10
Total other contracts	3,029	85
Total derivative financial instruments	1,939,833	(1,341)
Deduct: Non-consolidated controlled entities (2)	3,207	28
Total derivative financial instruments reported for capital adequacy	1,936,626	(1,369)

(1)          In accordance with industry practice, notional principal amounts disclosed for spot and forward foreign exchange contracts represent the buy leg only and for cross currency swaps represent the receivable leg only.

(2)          Under APRA guidelines, life insurance and funds management activities are excluded from the calculation of risk-weighted assets and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. Amounts deducted are included within other than trading.

59 Events subsequent to balance date

The Group announced in November 2006 that based upon its strong capital position at year end and commitment to active capital management, that it intends to commence an on-market share buyback program of $500 million (or approximately 13 million shares) in the first half of the 2007 year.

No further matter, item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in the future years.

This page has been intentionally left blank.

This page has been intentionally left blank.

This page has been intentionally left blank.

Report of independent registered public accounting firm

The board of directors and shareholders of National Australia Bank Limited

We have audited the accompanying financial reports of National Australia Bank Limited (the Company) and its controlled entities (the Group) as of and for the years ended September 30, 2006 and September 30, 2005. The financial reports comprise the income statements, balance sheets, recognised income and expense statements, cash flow statements and accompanying notes to the financial statements. The financial reports are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial reports based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Australian Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial reports are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial reports. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial report presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial reports referred to above presents fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Group at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2006, in conformity with Australian Accounting Standards.

Australian Accounting Standards vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 57 of the financial report.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated November 30, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Melbourne, Australia
November 30, 2006

Report of independent registered public accounting firm

The board of directors and shareholders of National Australia Bank Limited

We have audited management’s assessment, included in the accompanying management report on internal control over financial reporting, that National Australia Bank Limited and its controlled entities (the Group) maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial reports of National Australia Bank Limited (the Company) and the consolidated financial reports of the Group as of September 30, 2006 and September 30, 2005. The financial reports comprise the income statements, balance sheets, recognised income and expense statements, cash flow statements and accompanying notes to the financial statements for both the Company and the Group. Our report dated November 30, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Melbourne, Australia
November 30, 2006

This page has been intentionally left blank

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

Shareholdings of individual directors of the Company are set out in the report on the directors and officers. Aggregate shareholdings of directors of the Company and senior executive officers of the Group, listed below, as at November 30, 2006 are as follows:

Title of class of shares	Identity of person or group	No. of shares held	% of class of shares
Ordinary shares, fully paid	Directors and senior executive officers (18 persons)	681,335	0.04
Total number of ordinary shares held (1)		681,335	0.04

(1)       550,867 fully paid ordinary shares held by the executive directors and senior executive officers are held under employee share plans of the Company.

Directors

The directors of the Company at September 30, 2006 were:

			Position	Directorship
Position	Name	Age	held since	held since
Chairman	Michael A Chaney	56	2005	2004
Group Chief Executive Officer	John M Stewart	57	2004	2003
Other directors	Patricia Cross	47		2005
	Peter JB Duncan	65		2001
	Ahmed Fahour	40		2004
	Daniel T Gilbert	55		2004
	T Kerry McDonald	65		2005
	Paul J Rizzo	61		2004
	Jillian S Segal	50		2004
	John G Thorn	58		2003
	Geoffrey A Tomlinson	59		2000
	Michael J Ullmer	55		2004
	G Malcolm Williamson	67		2004

Senior executive officers

The senior executives of the Group as at November 30, 2006 were:

John M Stewart

BA, ACII, FCIB

Age 57

Group Chief Executive Officer of National Australia Bank Limited – position held since calendar 2004 and Executive Director of National Australia Bank Limited since calendar 2003.

Joined the Group in calendar 2003 as Managing Director and Chief Executive Officer, National Australia Group Europe Limited. Prior to joining the Group, he held senior positions with Woolwich PLC including Group Chief Executive and Deputy Group Chief Executive of Barclays PLC following its acquisition of Woolwich PLC.

Cameron A Clyne

BA

Age 38

Executive General Manager, Group Development – position held since calendar 2005.

Joined the Group in calendar 2004 as Executive General Manager, Customer Solutions. Prior to joining the Group, he was a partner of IBM Business Consulting Services and of PricewaterhouseCoopers. The majority of his consulting experience has been in the financial services industry.

Ahmed Fahour

BEc (Hons), MBA

Age 40

Executive Director and Chief Executive Officer, Australia – position held since calendar 2004.

Joined the Group in calendar 2004. Prior to joining the Group, he held the position of Chief Executive Officer of Citigroup, Australia and New Zealand, in 2004, having held senior management positions in Citigroup from 2000. From 1987 to 1999, he was employed by Boston Consulting Group.

Michael J Hamar

MA (Hons), MBA, CPA

Age 60

Group Chief Risk Officer – position held since calendar 2004.

Joined the Group in calendar 2004. Prior to joining the Group, he held senior financial positions with Commonwealth Bank of Australia, JP Morgan Chase & Company and Continental Illinois National Bank, Chicago.

John E Hooper

BSc Econ (Hons), MA

Age 45

Chief Executive Officer, nabCapital – position held since calendar 2004.

Joined the Group in calendar 1996. Prior to his current position, he held the positions of Executive General Manager, Corporate & Institutional Banking (Acting) and General Manager, Specialised Finance, and held senior positions in corporate finance with the Group in the United Kingdom. Prior to joining the Group, he held senior positions with Kleinwort Benson Limited in the United Kingdom and North America and Henry Ansbacher and Company Limited in the United Kingdom.

Lynne M Peacock

BA (Hons)

Age 52

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

Peter L Thodey

Age 56

Managing Director and Chief Executive Officer, Bank of New Zealand – position held since calendar 2000.

Joined the Group in calendar 1980. Prior to his current position, he held the positions of Chief Executive Officer, New Zealand, Executive General Manager, Financial Services New Zealand, General Manager, Business Financial Services at Bank of New Zealand and various other senior positions in New Zealand. Prior to joining the Group, he held management positions with General Finance Ltd.

Michael J Ullmer

BSc (Maths) (Hons), FCA, SF Fin

Age 55

Finance Director and Group Chief Financial Officer – position held since calender 2004.

Joined the Group in calendar 2004. Prior to joining the Group, he held senior management positions with Commonwealth Bank of Australia, including Group Executive, Institutional and Business Services, and Group Executive, Financial and Risk Management. He was a partner of Coopers & Lybrand from 1992 to 1997 and of KPMG from 1982 to 1992.

Group General Counsel

David M Krasnostein

BJuris (Hons), LLB, LLM

Age 52

Group General Counsel – position held since calendar 1996.

Joined the Group in calendar 1996. Prior to joining the Group, he held the position of General Counsel, Telstra Corporation Limited and partner/attorney positions with legal firms in the US.

Company Secretary

Michaela J Healey

LLB, FCIS

Age 39

Group Company Secretary – position held since calendar 2006.

Joined the Company in calendar 2006. Prior to joining the Group, she held senior positions at Orica Limited including Company Secretary, Corporate Affairs Manager and Business Manager of Orica’s retail services business, and was Company Secretary of North Limited.

The directors of the Company are classified as either executive or non-executive, with the former being those directors engaged in the full-time employment of the Company. Messrs Stewart, Fahour and Ullmer are executive directors.

The aggregate remuneration paid by the Group during the year ended September 30, 2006 to the directors who held office during that period and the senior executive officers listed above as a group, was $34.6 million in respect of 19 positions (2005: $36.1 million paid to directors and senior executive officers in respect of 24 positions).

During the year ended September 30, 2006, 9,266,792 performance options and 2,263,669 performance rights were issued to 1,995 senior employees. Of these, 405,022 performance options and 101,068 performance rights lapsed during the year. These performance options included a total of 1,383,196 performance options issued to the executive directors and senior executive officers listed above. There were 360,800 performance rights issued to the executive directors and senior executive officers listed above.

In 2005, 7,486,754 performance options and 1,856,835 performance rights were issued to 1,473 senior employees, of these 460,601 performance options and 115,113 performance rights lapsed during the 2005 year. The issue included 1,548,500 performance options and 372,125 performance rights to the executive directors and to the senior executive officers.

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

The fully paid ordinary shares are also quoted on stock markets of London Stock Exchange PLC; Stock Exchange, New Zealand and (in the case of American depository shares (ADSs)) New York Stock Exchange, Inc.  On December 11, 2006, the Company announced that it has made an application to cancel its listing on the London Stock Exchange PLC.

A summary of the rights attaching to the ordinary shares appears under the heading ‘the Company’s constitution’ below.

As at November 10, 2006 the Company had on issue 374,419 unquoted partly paid ordinary shares held by 355 holders, and 47,109,239 unquoted performance options outstanding under the National Australia Bank Executive Share Option Plan No. 2 held by 4,247 option holders.

As at November 10, 2006 there were 6,674,647 performance rights outstanding granted under the National Australia Bank Performance Rights Plan held by 2,514 rights holders. Where a person holds partly paid ordinary shares or performance options or performance rights issued at different times, they are categorised as a separate holder for each share, performance option or performance right holding.

As at November 10, 2006 there were 10,379,754 exchangeable capital units issued by the Group held by a single holder of record, being The Depositary Trust Company, which holds them on behalf of participants. These units may be exchanged for fully paid ordinary shares in the Company or, at the Company’s option, cash.

American depositary shares representing ordinary shares

The Company’s fully paid ordinary shares are traded in the US in the form of ADSs. ADSs are evidenced by American depositary receipts issued by The Bank of New York Company, Inc., as depositary, pursuant to an amended and restated deposit agreement dated as of November 14, 1997, or Morgan Guaranty Trust Company of New York, its predecessor depositary, pursuant to a deposit agreement dated January 16, 1987, as amended as of June 24, 1988. Each ADS represents five fully paid ordinary shares. The ADSs are quoted on the stock market of New York Stock Exchange, Inc. (NYSE), which is the principal market in the US for the trading of the ADSs. The ADSs trade on the NYSE under the symbol ‘NAB’. As at November 10, 2006, 6,404,215 ADSs representing 32,021,075 fully paid ordinary shares, or approximately 1.97% of the fully paid ordinary shares outstanding on such date, were held by 207 holders with registered addresses in the US.

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

National Capital Instruments

Australian Issue

On September 18, 2006, the Group raised $400 million through the issue by National Australia Trustees Limited in its capacity as trustee of the National Capital Trust III (a special purpose trust established in and subject to the laws of Victoria, Australia) of 8,000 National Capital Instruments (Australian NCIs) at $50,000 each. The Australian NCIs are lodged with and traded through the Austraclear System. A summary of the rights attaching to the Australian NCIs, including the redeemable preference shares which may be issued in certain limited circumstances, appears under the heading ‘the Company’s constitution’ below.

Euro Issue

On September 29, 2006, the Group raised a further EUR400 million through the issue by National Capital Instruments [Euro] LLC 2 (a controlled entity formed in Delaware) of 8,000 National Capital Instruments (Euro NCIs) at EUR50,000 each. The Euro NCIs are traded on the Luxembourg Stock Exchange. A summary of the rights attaching to the European NCIs, including the redeemable preference shares which may be issued in certain limited circumstances, appears under the heading ‘the Company’s constitution’ below.

Price histories

The following table sets forth, for the months, calendar quarters and financial years indicated, the high and low sale prices of the fully paid ordinary shares as reported by ASX; the high and low sale prices per ADS as reported on the NYSE composite tape; and the high and low sale prices of the NIS as reported by ASX:

	Ordinary shares		ADSs		NIS
	High	Low	High	Low	High	Low
	$	$	US$	US$	$	$
By month
November 2006 (1)	40.53	37.71	156.85	146.25	101.70	100.95
October 2006	38.87	37.05	147.69	136.80	102.29	100.19
September 2006	37.19	35.75	140.85	134.75	102.09	101.50
August 2006	36.88	35.38	141.10	135.09	102.15	100.50
July 2006	36.27	33.72	138.00	126.00	101.54	99.80
June 2006	35.77	33.07	135.92	122.90	101.20	100.80
By quarter
December quarter 2006 (1)	40.53	37.05	156.85	136.80	102.29	100.19
September quarter 2006	37.19	33.72	141.10	126.00	102.15	99.80
June quarter 2006	38.10	33.07	144.61	122.99	101.75	100.02
March quarter 2006	37.85	32.20	136.80	118.87	101.79	100.00
December quarter 2005	33.75	31.37	126.85	116.40	100.90	100.00
September quarter 2005	33.67	30.06	127.70	111.20	101.75	99.70
June quarter 2005	32.04	28.33	121.35	108.80	101.45	99.60
March quarter 2005	30.49	28.23	119.30	109.20	101.45	99.71
December quarter 2004	28.98	26.89	112.42	97.75	103.95	100.10
By financial year
2006	38.10	31.37	156.85	118.87	102.15	99.80
2005	33.75	28.23	127.70	108.80	102.00	99.60
2004	32.12	26.04	122.90	92.59	102.65	99.00
2003	34.42	28.36	116.00	85.77	99.99	93.50
2002	36.78	30.87	105.79	80.67	96.00	91.10

(1)          Represents the period to November 30, 2006.

On November 10, 2006, the closing price on ASX was $38.61 per fully paid ordinary share, with 1,627,996,847 fully paid ordinary shares (excluding partly paid ordinary shares) outstanding, held by 370,502 holders. On November 10, 2006, the closing price per ADS as reported on the NYSE composite tape was US$152.25, with 6,404,215 ADSs outstanding, held by 207 holders. On November 10, 2006, the closing price on ASX was $101.10 per NIS, with 20,000,000 NIS outstanding held by 39,051 holders.

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

Directors

The constitution regulates various matters concerning the directors of the Company:

(a)              Matters in which the director has a material personal interest

A director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting or vote on the matter, except in four circumstances permitted by the constitution and the Corporations Act 2001 (Cth). Those circumstances are outlined in detail in the ‘corporate governance’ report on page 60, under the heading ‘conflicts of interest’.

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

Share Rights – National Capital Instruments

Australian Issue

On September 18, 2006, the Group raised $400 million through the issue by National Australia Trustees Limited in its capacity as trustee of the National Capital Trust III (a special purpose trust established in and subject to the laws of Victoria, Australia) of 8,000 National Capital Instruments (Australian NCIs) at $50,000 each. Each Australian NCI earns a non-cumulative distribution, payable quarterly in arrears until September 30, 2016 at a rate equal to the Bank Bill Rate plus a margin of 0.95% per annum. For all distribution periods ending after September 30, 2016, each Australian NCI earns a non-cumulative distribution, payable quarterly in arrears, equal to the Bank Bill Rate plus a margin of 1.95% per annum. The securities are constituted by instruments governed by Victorian and Delaware law.

In certain limited circumstances, the Australian NCIs will be redeemed for redeemable preference shares in the Company (Australian NCI Preference Shares). The circumstances in which the redemption for Australian NCI Preference Shares will occur include if a distribution is not paid on the Australian NCIs or if the Company does not maintain certain prudential regulatory standards. The Company also has discretion to redeem the Australian NCIs for Australian NCI Preference Shares at any time.

If issued, each holder of an Australian NCI Preference Share would receive, if declared, non-cumulative dividends calculated at substantially the same rate and payable on substantially the same basis as apply to the Australian NCIs.

If a distribution is not paid on the Australian NCIs, or a dividend is not paid on the Australian NCI Preference Shares, the Company cannot, with certain exceptions, pay distributions, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months’ distributions on the securities or an optional dividend.

Holders of the Australian NCI Preference Shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per Australian NCI Preference Share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the Australian NCI Preference Shares.

With the prior consent of APRA, the Australian NCIs may be redeemed in certain limited circumstances. These circumstances are on September 30, 2016 and any subsequent distribution payment date after September 30, 2016, in which case the redemption price is $50,000 per Australian NCI plus any accrued but unpaid distributions for the current distribution period, and otherwise only where certain adverse tax, regulatory or acquisition events have occurred.

The Australian NCI Preference Shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the Australian NCI Preference Shares, in which case they can only be redeemed if certain adverse tax, regulatory or acquisition events have occurred or on any date on or after September 30, 2016).

In a winding-up of the Company, the Australian NCIs and (if issued) the Australian NCI Preference Shares will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

Euro Issue

On September 29, 2006, the Group raised EUR400 million through the issue by National Capital Instruments [Euro] LLC 2 (a controlled entity formed in Delaware) of 8,000 National Capital Instruments (Euro NCIs) at EUR50,000 each. Each Euro NCI earns a non-cumulative distribution, payable quarterly in arrears until September 29, 2016 at a rate equal to three-month EURIBOR plus a margin of 0.95% per annum. For all distribution periods ending after September 29, 2016, each Euro NCI earns a non-cumulative distribution, payable quarterly in arrears, equal to three-month EURIBOR plus a margin of 1.95% per annum. The securities are constituted by instruments governed by English and Delaware law.

However, if Euro NCIs were to cease to be eligible to qualify as Tier 1 Capital (other than on account of any applicable limitation on the amount of such capital) and APRA confirms that ‘Capital Disqualification Event’, distributions will become unconditional liabilities of National Capital Instruments [Euro] LLC 2.

In certain limited circumstances, the Euro NCIs will be redeemed for redeemable preference shares in the Company (Euro NCI Preference Shares). The circumstances in which the redemption for Euro NCI Preference Shares will occur include if a distribution is not paid on the Euro NCIs or if the Company does not maintain certain prudential regulatory standards. The Company also has discretion to redeem the Euro NCIs for Euro NCI Preference Shares at any time.

Euro NCI Preference Shares will not be issued if a Capital Disqualification Event occurs.

If issued, each holder of a Euro NCI Preference Share would receive, if declared, non-cumulative dividends calculated at substantially the same rate and payable on substantially the same basis as apply to the Euro NCIs.

If a distribution is not paid on the Euro NCIs, or a dividend is not paid on the Euro NCI Preference Shares, the Company cannot, with certain exceptions, pay distributions, redeem, buy back or reduce capital on any other shares or other capital instruments of the Company that rank equally with or junior to the securities unless it has paid 12 months’ distributions on the securities or an optional dividend.

Holders of the Euro NCI Preference Shares (if issued) would be entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders were entitled to vote) on the basis of one vote per Euro NCI Preference Share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the Euro NCI Preference Shares.

With the prior consent of APRA, the Euro NCIs may be redeemed in certain limited circumstances. These circumstances are on September 29, 2016 and any subsequent distribution payment date after September 29, 2016, in which case the redemption price is EUR50,000 per Euro NCI plus any accrued but unpaid distributions for the current distribution period, and otherwise only where certain adverse tax, regulatory or acquisition events have occurred.

The Euro NCI Preference Shares may be redeemed at any time after their issue (except where the Company has exercised its discretion to issue the Euro NCI preference shares, in which case they can only be redeemed if certain adverse tax, regulatory or acquisition events have occurred or on any date on or after September 29, 2016).

In a winding-up of the Company, the Euro NCIs and (if issued) the Euro NCI Preference Shares will generally rank equally with the holders of other preference shares and will rank for return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders.

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

Taxation

The taxation discussion set forth below is intended only as a descriptive summary, and does not purport to be a complete technical analysis or listing of all potential Australian, UK, New Zealand or US tax effects to US persons who are American depositary receipt holders, holders of shares, or holders of trust preferred securities (US holders). Such US holders are advised to satisfy themselves as to the overall tax effects, including state and local tax effects, by consulting their own tax advisers. This summary is based in part on representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms. Except as otherwise noted, the statements of Australian, UK, New Zealand or US tax laws set out below are based on the laws in force and are subject to any changes in Australian, UK, New Zealand or US laws and in any double taxation convention between Australia and the UK, New Zealand or the US occurring after that date.

Australian taxation

Under Australian taxation law, non-residents of Australia for tax purposes may be subject to withholding tax in respect of dividends received from shares in Australian companies depending upon the extent to which the dividends are franked. Under the foreign conduit income system, the unfranked portion of a dividend paid to non-residents of Australia may not be subject to Australian withholding tax if the unfranked amount is sourced from certain foreign income earned by the Australian company on which foreign tax has been paid. In accordance with the provisions of the Australian/US double tax agreement, withholding tax on dividend income derived by a non-resident of Australia, who is a resident of the US, is limited to 15% of the gross amount of the dividend.

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

The Company paid an 80% franked interim dividend out of the profit for the half year ended March 31, 2006 and paid a 90% franked final dividend out of the profit for the year ended September 30, 2006. The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, reflecting the current Australian company tax rate of 30%.

For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company’s foreign conduit income account and therefore will not be subject to Australian withholding tax.

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

Taxation Laws Amendment (2006 Measures No. 4) Act 2006 has introduced amendments to tax legislation, such that Australian CGT will no longer have application to non-residents in respect of assets such as ordinary or preference shares (that are not held through an Australian permanent establishment) under any circumstances. The amendments take effect for CGT events occurring on or after December 12, 2006.

In calculating any capital gains in respect of the disposal of assets (including shares) acquired on or after October 1, 1999, indexation of the cost of the assets for inflation is not available. Individuals are subject to Australian tax on 50% of any actual capital gains (ie. without inflation indexation) on the disposal of assets acquired on or after October 1, 1999 and held for at least 12 months. In the case of superannuation (pension) funds, two-thirds of any actual capital gains on the disposal of assets acquired on or after October 1, 1999 are subject to Australian tax, provided the assets have been held for at least 12 months.

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

Company’s shares

A US holder of the Company’s shares must include in gross income, the gross amount of any dividend paid by the Company out of earnings and profits (as determined for US federal income tax purposes), including any Australian income tax withheld from the dividend payment. Dividends paid to an individual US holder in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the US holder holds the shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by the Company with respect to the shares generally will be qualified dividend income. The dividend is taxable to a US holder when the US holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends paid by US corporations. Subject to certain limitations, any Australian tax withheld from a dividend will be creditable against a US holder’s US federal income tax liability. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, but dividends paid in taxable years beginning after December 31, 2006, generally, will be “passive” or “general” income.

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

A US holder who sells or otherwise disposes of shares will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in the shares. A capital gain of a non-corporate US holder that is recognised before January 1, 2011 is generally taxed at a maximum 15% tax rate where the holder has a holding period greater than one year.

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

New Zealand taxation

The Company is now able to attach available New Zealand imputation credits to dividends paid. As a result, New Zealand imputation credits of NZ$0.09 per share have been attached to the final 2006 ordinary dividend paid by the Company. New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns. A separate shareholder dividend statement will be provided to shareholders setting out details of the New Zealand imputation credits attached to the final 2006 ordinary dividend. The extent to which future dividends will carry New Zealand imputation credits will depend on a number of factors, including the level of the Group’s profits that are subject to New Zealand tax.

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

Such fluctuations will also affect the US dollar conversion by the depositary of cash dividends paid in Australian dollars on the fully paid ordinary shares represented by the ADSs. Refer to selected financial data on page 8 for the high, low, average and year-end noon buying exchange rates for the Company’s last five years.

Documents

Documents concerning the Company that are referred to in this annual financial report may be inspected at the registered office.

In addition, the Company files reports and other information with the US SEC. Shareholders can read and copy these reports and other information at the SEC Public Reference Room at 450 Fifth Street, North West, Washington DC 20549.

Shareholders can telephone the SEC at 1-800-SEC-330 for further information on the Public Reference Room. Once reports are lodged with the SEC, you can view them electronically at the SEC website at www.sec.gov through EDGAR. Shareholders can also read and copy these reports and other information at New York Stock Exchange, Inc., 20 Broad Street, New York NY 10005.

Twenty largest registered fully paid ordinary shareholders of the Company as at November 10, 2006

	Number of shares	%
National Nominees Limited	208,612,594	12.81
Westpac Custodian Nominees Limited	174,531,994	10.72
Chase Manhattan Nominees Limited	171,843,200	10.56
ANZ Nominees Limited, CASH INCOME A/C	53,878,561	3.31
Citicorp Nominees Pty Limited	50,267,005	3.09
Queensland Investment Corporation	26,781,615	1.65
Cogent Nominees Pty Limited	25,251,522	1.55
AMP Life Limited	15,136,040	0.93
HSBC Custody Nominees (Australia) Limited	14,732,546	0.91
National Australia Trustees Limited	12,805,245	0.79
RBC Dexia Investor Services Australia Nominees Pty Limited, PIPOOLED A/C	10,936,704	0.67
Citicorp Nominees Pty Limited, CFS WSLE GEARED SHR FND A/C	8,622,390	0.53
ANZ Nominees Limited, BONUS SHARE PLAN A/C	7,972,593	0.49
Citicorp Nominees Pty Limited, CFS WSLE IMPUTATION FUND A/C	7,537,047	0.46
Westpac Financial Services Limited	7,212,086	0.44
RBC Dexia Investor Services Australia Nominees Pty Limited, BKCUST A/C	7,143,532	0.44
Australian Foundation Investment Company Limited	6,839,612	0.42
UBS Nominees Pty Ltd, 116C A/C	6,410,000	0.39
RBC Dexia Investor Services Australia Nominees Pty Limited	5,930,577	0.36
Australian Reward Investment Alliance	5,853,379	0.36
	828,298,242	50.88

The 20 largest registered shareholders held 828,298,242 fully paid ordinary shares, which is equal to 50.88% of the total issue capital of 1,627,996,847 fully paid ordinary shares.

Substantial shareholders

As at November 10, 2006, there were no persons with a substantial shareholding in the Company.

Distribution of fully paid ordinary shareholdings

	Number of	% of	Number of	% of
	Shareholders	Holders	Shares	Shares
Range (number)
1 – 1,000	237,276	64.0	94,581,535	5.8
1,001 – 5,000	108,575	29.3	235,034,059	14.4
5,001 – 10,000	15,051	4.1	105,395,327	6.5
10,001 – 100,000	9,199	2.5	194,008,495	11.9
100,001 and over	401	0.1	998,977,431	61.4
	370,502	100.0	1,627,996,847	100.0
Less than marketable parcel of $500	8,106		46,736

Shares held in trust under the Company’s employee share plans are registered as one shareholding in the name of the trustee.

	Number of	% of	Number of	% of
	Shareholders	Holders	Shares	Shares
Address of holders
Australia	347,573	93.8	1,607,325,933	98.7
United Kingdom	12,551	3.4	6,582,333	0.4
New Zealand	7,274	2.0	9,069,156	0.6
United States	516	0.1	633,901		*
Other overseas	2,588	0.7	4,385,524	0.3
	370,502	100.0	1,627,996,847	100.0

*  Due to the small number of these ordinary shareholders, the amounts round down to nil.

Voting rights

The voting and other rights attaching to ordinary shares are set out in the section entitled ‘the Company’s constitution’ on page 271.

Twenty largest registered National Income Securities (NIS) holders as at November 10, 2006

	Number of securities	%
Chase Manhattan Nominees Ltd	1,486,089	7.43
ANZ Nominees Limited CASH INCOME A/C	1,097,252	5.49
Westpac Custodian Nominees Limited	806,665	4.03
National Nominees Limited	486,466	2.43
Australian Foundation Investment Company Limited	407,721	2.04
RBC Dexia Investor Services Australia Nominees Pty Limited, MLCI A/C	319,910	1.60
UBS Wealth Management Australia Nominees Pty Ltd	259,420	1.29
Citicorp Nominees Pty Limited	229,060	1.15
Cogent Nominees Pty Limited, SMP ACCOUNTS	201,152	1.00
The University of Sydney	199,713	1.00
RBC Dexia Investor Services Australia Nominees Pty Limited, JBENIP A/C	197,543	0.99
Australian Executor Trustees Limited, No 1 ACCOUNT	167,063	0.84
UBS Nominees Pty Ltd	166,588	0.83
Questor Financial Services Limited, TPS RF A/C	146,032	0.73
Cambooya Pty Limited	108,490	0.54
Citicorp Nominees Pty Limited, CFSIL CWLTH SPEC 5 A/C	104,791	0.52
Goldman Sachs JBWere Capital Markets Ltd, HYBRID PORTFOLIO A/C	101,178	0.51
Invia Custodian Pty Limited BEST SUPERANNUATION P/L A/C	100,000	0.50
Cogent Nominees Pty Ltd	97,431	0.49
Private Nominees Limited	94,397	0.47
	6,776,961	33.88

The 20 largest registered NIS holders held 6,776,961 NIS, which is equal to 33.88% of the total issue of 20,000,000 NIS.

Distribution of NIS holdings

	Number of	% of		Number of	% of
	holders	Holders		securities	Securities
Range (number)
1 – 1,000	37,391	95.7		7,357,221	36.8
1,001 – 5,000	1,428	3.7		2,908,839	14.5
5,001 – 10,000	118	0.3		832,655	4.2
10,001 – 100,000	97	0.3		2,416,152	12.1
100,001 and over	17		*	6,485,133	32.4
	39,051	100.0		20,000,000	100.00
Less than marketable parcel of $500	17			47
Address of holders
Australia	38,292	98.1		19,218,718	96.1
United Kingdom	632	1.6		701,582	3.5
New Zealand	31	0.1		11,377	0.1
United States	16		*	9,938		*
Other overseas	80	0.2		58,385	0.3
	39,051	100.0		20,000,000	100.0

*  Due to the small number of these NIS holders, the amounts round down to nil.

Voting rights

The voting and other rights attaching to the NIS are set out in the section entitled ‘the Company’s constitution’ on page 271.

National Australia Bank Limited

Chairman
Mr Michael A Chaney
AO, BSc, MBA, Hon. LLD Western Australia,
FAIM, FAICD

Registered office

35th Floor
500 Bourke Street
Melbourne Victoria 3000
Australia
Telephone: 1300 367 647

Group Chief Executive Officer
Mr John M Stewart
BA, ACII, FCIB

Auditor

Ernst & Young
Chartered Accountants
8 Exhibition Street
Melbourne Victoria 3000
Australia
Telephone: +61 3 9288 8000
Fax: +61 3 8650 7777

Finance Director and Group Chief Financial Officer
Mr Michael J Ullmer
BSc (Maths) (Hons), FCA, SF FIN

Group Company Secretary

Ms Michaela J Healey
LLB, FCIS

Shareholders’ centre internet service

The Group’s website at www.nabgroup.com has a dedicated separate section where shareholders can gain access to a wide range of information, including copies of recent announcements, annual financial reports and useful forms, including change of address forms, from the Share Registrar. Email: web.queries@computershare.com.au

Shareholders’ centre information line

There is a convenient 24 hours a day, 7 days a week automated service (Australia only). To obtain the current balance of your ordinary shareholding and relevant dividend payment details, telephone 1300 367 647 (Australia) or +61 3 9415 4299 (outside Australia).

Contact details

These services are secured to protect your interests. In all communications with the Share Registrar, please ensure you quote your security holder reference number (SRN), or in case of broker sponsored shareholders, your holder identification number (HIN).

Principal share register

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Postal address:
GPO Box 2333
Melbourne Victoria 3001
Australia

Local call: 1300 367 647
Fax: (03) 9473 2500

Telephone and fax (outside Australia):
Tel: +61 3 9415 4299; Fax: +61 3 9473 2500
Email: web.queries@computershare.com.au

UK branch share register

C/- Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
United Kingdom

Tel: (0870) 703 0197
Fax: (0870) 703 6101

Website: www.computershare.com

US ADR depositary, transfer agent and registrar

The Bank of New York
Investor Services
Church Street Station
PO Box 11258
New York NY 10286 - 1258
United States of America

US Toll Free
Tel: +1 (888) 269 2377

Email: shareowners@bankofny.com
Website: www.adrbny.com

Official quotation

Fully paid ordinary shares of the Company are quoted on the following stock exchanges:

•                  Australian Stock Exchange Limited;

•                  London Stock Exchange PLC;

•                  Stock Exchange, New Zealand; and

•                  New York Stock Exchange, Inc.

On December 11, 2006, the Company announced that it has made an application to cancel its listing on the London Stock Exchange PLC.

In the US, the Company’s ordinary shares are traded in the form of American depositary shares evidenced by American depositary receipts issued by The Bank of New York Company, Inc.

The Group has also issued:

•                  exchangeable capital units which are quoted on the stock market of New York Stock Exchange, Inc., and are also quoted on the Luxembourg Stock Exchange;

•                  National Income Securities which are quoted on the stock market of Australian Stock Exchange Limited;

•                  Trust Preferred Securities which are quoted on the stock market of Luxembourg Stock Exchange;

•                  Trust Preferred Securities II which are quoted on the stock market of Channel Islands Stock Exchange; and

•                  National Capital Instruments which are quoted on the stock market of Luxembourg Stock Exchange.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual financial report on its behalf.

	Signature:	/s/ Michaela J Healey
Date: 21 December 2006	Name: Michaela J Healey
Title: Company Secretary

This page has been intentionally left blank

Glossary

Term used	Brief description

AASB	Australian Accounting Standards Board
ACCC	Australian Competition and Consumer Commission
ADI	Authorised deposit-taking institution
ADR	American depositary receipt
ADS	American depositary share
AIFRS	Australian equivalents to International Financial Reporting Standards
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange (the stock market conducted by Australian Stock Exchange Limited)
Australian GAAP	Generally accepted accounting principles applicable in Australia
Company	National Australia Bank Limited
FASB	Financial Accounting Standards Board
GAAP	Generally accepted accounting principles
Group	National Australia Bank Limited and its controlled entities
Irish Banks	Northern Bank Limited and National Irish Bank Limited
NAB	National Australia Bank Limited
nabCapital	Formerly Institutional Markets & Services (IMS)
Non-GAAP

A financial measure which is either a numeric measure or ratio of historical or future financial performance, financial position, or cash flows that excludes or includes amounts which are included or excluded in a GAAP measure

RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standard (issued by the US FASB)
UK	United Kingdom
US	United States of America
US GAAP	Generally accepted accounting principles applicable in the United States of America

Term used	Closest US equivalent or brief description

Asset quality disclosure	Impaired assets
Asset revaluation reserve	Increase or temporary decrease in valuation of certain assets as compared with historical cost
Charge to provide for doubtful debts	Provision for loan losses
Constitution	By-laws
Depreciation	Amortisation
Equity	Shareholders’ equity
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Net profit	Net income
Ordinary shares	Common stock
Ordinary shares, fully paid	Ordinary shares, issued and fully paid
Overdraft	A line of credit, contractually repayable on demand unless a fixed term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Provisions	Allowances
Provisions for doubtful debts	Allowances for loan losses
Share capital	Ordinary shares or common stock issued
Significant item	Item of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity
Write-offs	Charge-offs

Form 20-F cross reference index

Item		Form 20-F pro-forma caption	Page

Part I	1	Identity of directors, senior management and advisers	Not applicable

	2	Offer statistics and expected timetable	Not applicable

	3	Key information
		Selected financial data	5
		Capitalisation and indebtedness	Not applicable
		Reasons for the offer and use of proceeds	Not applicable
		Risk factors	15

	4	Information on the Company
		History and development of the Company	9, 215
		Business overview	9
		Organisational structure	9, 215
		Property, plant and equipment	9

	4A	Unresolved staff comments	Not applicable

	5	Operating and financial review and prospects(1)
		Operating results	32
		Liquidity and capital resources	24, 27
		Research and development, patents and licences, etc.	Not applicable
		Trend information	14
		Off-balance sheet arrangements	26
		Tabular disclosure of contractual obligations	25

	6	Directors, senior management and employees
		Directors and senior management	67, 267
		Compensation	78
		Board practices	61, 63, 64, 267
		Employees	13
		Share ownership	75, 189, 267

	7	Major shareholders and related party transactions
		Major shareholders	280, 281
		Related party transactions	60, 228
		Interests of experts and counsel	Not applicable

	8	Financial information
		Consolidated statements and other financial information	96
		Significant changes	71

	9	The offer and listing
		Offer and listing details	271
		Plan of distribution	Not applicable
		Markets	269
		Selling shareholders	Not applicable
		Dilution	Not applicable
		Expenses of the issue	Not applicable

(1) Certain statistical information required in Form 20-F under SEC Industry Guide 3 relating to the 2002 to 2004 financial years will appear in Appendix A to the 2006 Form 20-F.

Item			Form 20-F pro-forma caption	Page

	10		Additional information
			Share capital	Not applicable
			Memorandum and articles of association	271
			Material contracts	275
			Exchange controls	275
			Taxation	276
			Dividends and paying agents	Not applicable
			Statement by experts	Not applicable
			Documents on display	279
			Subsidiary information	Not applicable

	11		Quantitative and qualitative disclosures about market risk	17

	12		Description of securities other than equity securities	Not applicable

Part II	13		Defaults, dividend arrearages and delinquencies	Not applicable

	14		Material modifications to the rights of security holders and use of proceeds	Not applicable

	15		Controls and procedures	57

	16A		Audit committee financial expert	62

	16B		Code of ethics	65

	16C		Principal accountant fees and services	63, 76, 235

	16D		Exemptions from the listing standards for audit committees	Not applicable

	16E		Purchases of equity securities by the issuer and affiliated purchasers	Not applicable

Part III	17		Financial statements	Not applicable

	18		Financial statements	96

	19		Exhibits

		1.	Constitution of National Australia Bank Limited as currently in effect
		4.	Material contracts
			4.1 Sale of National Europe Holdings (Ireland Limited)
		8.	List of subsidiaries of National Australia Bank Limited
		12.	Certifications pursuant to Rule 15d-14(a) under the US Securities Exchange Act of 1934
		13.	Certifications pursuant to Rule 15d-14(b) under the US Securities Exchange Act of 1934

		Signature		283

Appendix A – Additional Statistical Information for Financial Years 2005, 2004, 2003 and 2002.

The Group’s results for its fiscal year ended September 30, 2006 that are presented in this Form 20-F have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). The Group’s results for its fiscal year ended 30 September 2005 that are presented in this Form 20-F have been restated in accordance with AIFRS.

Certain statistical information required in this Form 20-F under SEC Industry Guide 3 relating to the 2002 to 2005 fiscal years is presented below. This information has been prepared in accordance with Australian GAAP in existence prior to the adoption of AIFRS, which is not comparable to information prepared in accordance with AIFRS.

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

	Consolidated AGAAP
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

In addition, as at September 30, 2005, the US had off-balance sheet commitments of $4,342 million (2004: $4,095 million).

During 2004, the Group changed its basis of defining and collating cross border outstandings information for financial reporting disclosure purposes. The most significant change was the inclusion of trading derivatives and reverse repurchase agreement asset positions.

Selected financial data

	Consolidated AGAAP
	2005 (1)	2004	2003	2002 (2)
	%	%	%	%
Selected financial ratios (%)
Dividend payout ratio (3)	78.19	72.14	56.46	56.62
Average equity (ordinary shareholder funds) to average total assets (excluding statutory funds)	6.2	5.8	5.7	6.3
Return on average assets	0.9	0.7	1.0	0.9
Return on average equity (ordinary shareholder funds)	16.6	14.0	18.3	15.1

(1)

Includes amounts relating to National Europe Holdings (Ireland) Limited, the immediate parent of National Irish Bank Limited and Northern Bank Limited, to February 2005. The Group sold this entity on 28 February 2005.

(2)

Includes amounts relating to operating assets and operating platform of HomeSide US to 28 February 2002, sold on 1 March 2002, and SR Investment, Inc. (the parent entity of HomeSide US) to 30 September 2002, sold on 1 October 2002.

(3)

Dividend amounts for a year represent the final and interim dividend in respect of that year, irrespective of when they are declared, determined and publiclyrecommended and includes issues under the bonus share plan in lieu of cash and the dividend reinvestment plan. Dividend payout ratio is the dividend amounts for a year by cash earnings before significant items.

Loans and advances

The diversification and size of the Group is such that its lending is widely spread both geographically and in terms of the types of industries served. In accordance with US SEC guidelines, the following table shows comparative year-end detail of the loan portfolio for the years ended September 30. The table also demonstrates the concentration of credit risk by industry with the maximum credit risk represented by the carrying values less provision for doubtful debts.

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Australia
Government and public authorities	612	539	550	1,595
Agriculture, forestry, fishing and mining	5,968	5,363	5,112	4,656
Financial, investment and insurance	5,676	4,748	3,947	2,127
Real estate – construction	794	673	844	857
Manufacturing	3,567	3,451	3,271	3,092
Real estate – mortgage	105,419	91,296	83,016	68,312
Instalment loans to individuals and other personal lending (including credit cards)	15,422	13,559	12,526	11,425
Asset and lease financing	9,508	8,164	7,490	5,588
Other commercial and industrial	23,795	20,614	19,343	19,151
	170,761	148,407	136,099	116,803
Overseas
Government and public authorities	367	801	732	1,435
Agriculture, forestry, fishing and mining	6,125	6,613	5,718	6,002
Financial, investment and insurance	6,107	7,387	7,441	7,834
Real estate – construction	2,141	3,072	2,511	3,273
Manufacturing	5,473	5,968	6,233	6,745
Real estate – mortgage	34,062	34,514	28,469	27,615
Instalment loans to individuals and other personal lending (including credit cards)	10,410	12,596	13,059	13,294
Asset and lease financing	6,418	7,863	7,381	8,714
Other commercial and industrial	22,740	25,157	22,265	25,598
	93,843	103,971	93,809	100,510
Total gross loans and advances	264,604	252,378	229,908	217,313
Deduct: Unearned income	(2,133)	(2,024)	(1,933)	(1,914)
Provision for doubtful debts	(2,418)	(2,518)	(2,240)	(2,470)
Total net loans and advances	260,053	247,836	225,735	212,929

Provisions for doubtful debts

Specific provision for doubtful debts by industry category

The following table provides an analysis of the Group’s specific provision for doubtful debts including off-balance sheet exposures by industry category for the years ended September 30:

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	17	22	71	75
Financial, investment and insurance	16	22	2	—
Real estate – construction	2	4	3	3
Manufacturing	73	16	—	7
Real estate – mortgage	10	—	9	3
Instalment loans to individuals and other personal lending (including credit cards)	21	23	7	3
Lease financing	12	12	—	12
Other commercial and industrial	70	83	164	217
	221	182	256	320
Overseas
Agriculture, forestry, fishing and mining	24	22	10	22
Financial, investment and insurance	1	—	—	—
Real estate – construction	7	25	3	2
Manufacturing	3	5	2	1
Real estate – mortgage	1	2	4	5
Instalment loans to individuals and other personal lending (including credit cards)	65	62	74	84
Lease financing	9	9	10	9
Other commercial and industrial	27	105	104	110
	137	230	207	233
Total specific provision for doubtful debts	358	412	463	553

General provision for doubtful debts by industry category

The following table provides an analysis of the Group’s general provision for doubtful debts including off-balance sheet exposures by industry category for the years ended September 30:

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Australia
Government and public authorities	—	1	—	—
Agriculture, forestry, fishing and mining	57	51	33	46
Financial, investment and insurance	55	40	36	10
Real estate – construction	24	16	99	40
Manufacturing	46	52	48	75
Real estate – mortgage	40	68	34	21
Instalment loans to individuals and other personal lending (including credit cards)	241	175	157	205
Lease financing	80	70	60	63
Other commercial and industrial	715	663	488	512
	1,258	1,136	955	972

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Overseas
Government and public authorities	1	1	—	—
Agriculture, forestry, fishing and mining	66	73	52	48
Financial, investment and insurance	21	19	14	7
Real estate – construction	20	17	107	98
Manufacturing	75	76	52	47
Real estate – mortgage	22	31	9	19
Instalment loans to individuals and other personal lending (including credit cards)	151	233	269	382
Lease financing	60	23	23	31
Other commercial and industrial	390	507	312	418
	806	980	838	1,050
Total general provision for doubtful debts	2,064	2,116	1,793	2,022

Bad debts written off and bad debts recovered by industry category

The following table provides an analysis of bad debts written off and bad debts recovered by industry category for the years ended September 30.

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m

Bad debts written off
Australia
Agriculture, forestry, fishing and mining	8	51	7	24
Financial, investment and insurance	3	9	4	17
Real estate – construction	3	1	5	8
Manufacturing	15	6	14	10
Real estate – mortgage	—	16	4	7
Instalment loans to individuals and other personal lending (including credit cards)	160	140	175	144
Lease financing	13	25	124	19
Other commercial and industrial	27	127	157	136
	229	375	490	365
Overseas
Agriculture, forestry, fishing and mining	3	6	18	3
Financial, investment and insurance	—	2	—	2
Real estate – construction	21	3	4	16
Manufacturing	8	15	31	35
Real estate – mortgage	—	—	1	2
Instalment loans to individuals and other personal lending (including credit cards)	278	294	340	386
Lease financing	7	4	14	11
Other commercial and industrial	53	105	117	165
	370	429	525	620
Total bad debts written off	599	804	1,015	985

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Bad debts recovered
Australia
Agriculture, forestry, fishing and mining	1	3	1	3
Financial, investment and insurance	3	—	1	—
Real estate – construction	—	2	—	1
Manufacturing	1	2	1	2
Real estate – mortgage	—	—	2	1
Instalment loans to individuals and other personal lending (including credit cards)	57	43	60	43
Lease financing	2	4	3	3
Other commercial and industrial	7	9	2	9
	71	63	70	62
Overseas
Financial, investment and insurance	1	—	—	4
Real estate – construction	—	—	1	—
Instalment loans to individuals and other personal lending (including credit cards)	97	103	102	83
Other commercial and industrial	26	33	44	22
	124	136	147	109
Total bad debts recovered	195	199	217	171

Asset quality disclosures, charge to provide and provisions for doubtful debts

The following tables provide an analysis of the asset quality of the Group’s impaired loans and advances for the years ended September 30. Gross amounts have been prepared without regard to security available for such loans and advances. The inclusion of past due loans in both tables does not necessarily indicate that such loans are doubtful. Refer to note 1(p) of the 2005 Annual Financial Report for a description of the Group’s accounting policy for provision for doubtful debts and asset quality.

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Total impaired assets(1)(2)
Gross
Australia	761	700	912	1,115
Overseas	266	576	723	705
	1,027	1,276	1,635	1,820
Specific provision for doubtful debts
Australia	201	164	238	299
Overseas	115	211	184	201
	316	375	422	500
Net
Australia	560	536	674	816
Overseas	151	365	539	504
Total net impaired assets	711	901	1,213	1,320

(1)

Includes loans amounting to $10 million gross, $4 million net (2004: $57 million gross, $24 million net, 2003: $98 million gross, $70 million net, 2002: $137 million gross, $93 million net) where some concerns exist as to the ongoing ability of the borrowers to comply with existing loan terms, but on which no principal or interest payments are contractually past due.

(2)

Includes off-balance sheet credit-related commitments amounting to $27 million gross, $23 million net (2004: $21 million gross, $10 million net, 2003: $37 million gross, $21 million net, 2002: $138 million gross, $33 million net).

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

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Non-impaired assets past due 90 days or more with adequate security – revised basis(1)
Australia	582	766	436	—
Overseas	79	63	56	—
Total non-impaired assets past due 90 days or more with adequate security	661	829	492	—
Non-impaired assets past due 90 days or more with adequate security – former basis(1)
Australia	—	—	61	29
Overseas	—	—	45	254
Total non-impaired assets past due 90 days or more with adequate security	—	—	106	283

(1)

In 2004, the Group revised its data collection procedures for establishing its non-impaired loans past due 90 days or more. This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more. Comparative information at September 30, 2003 was restated to include these loans. Comparative information for earlier periods has not been restated as it is impracticable to do so.

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Non-impaired assets portfolio facilities past due 90 to 180 days
Gross
Australia	89	30	30	37
Overseas	69	33	34	46
	158	63	64	83
Specific provision for doubtful debts
Australia	21	18	18	22
Overseas	21	19	23	31
	42	37	41	53
Net
Australia	68	12	12	15
Overseas	48	14	11	15
Total net non-impaired assets portfolio facilities past due 90 to 180 days	116	26	23	30

Provisions for doubtful debts (closing balance by region)

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Australia
General	1,258	1,136	955	972
Specific (1)	217	180	248	219
	1,475	1,316	1,203	1,191
Europe
General	613	765	641	808
Specific (1)	88	170	141	169
	701	935	782	977
New Zealand
General	160	158	130	135
Specific (1)	35	21	14	10
	195	179	144	145
United States
General	29	41	56	75
Specific (1)	13	30	39	48
	42	71	95	123
Asia
General	4	16	11	32
Specific (1)	1	1	5	2
	5	17	16	34
Group
General	2,064	2,116	1,793	2,022
Specific (1)	354	402	447	448
Total provisions for doubtful debts	2,418	2,518	2,240	2,470
Percentage of risk-weighted assets	0.83%	0.88%	0.88%	0.98%

(1)	Excludes specific provisions for impaired off-balance sheet credit exposures.

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Provisions for doubtful debts
Specific (excluding off-balance sheet credit exposures)	354	402	447	448
General	2,064	2,116	1,793	2,022
Gross non-accrual and restructured loans	1,027	1,271	1,633	1,817
Charge to profit and loss account – ordinary	534	559	633	697
Charge to profit and loss account – significant	—	292	—	—

	2005	2004	2003	2002
	%	%	%	%
Ratios (1)

Provisions for doubtful debts at year end as a percentage of year-end loans (before provisions)
Specific	0.13	0.16	0.19	0.21
General	0.78	0.84	0.78	0.93
	0.91	1.00	0.97	1.14
Provisions for doubtful debts at year end as a percentage of year-end loans and acceptances (before provisions)
Specific	0.12	0.15	0.18	0.19
General	0.71	0.79	0.72	0.85
	0.83	0.94	0.90	1.04
Provisions for doubtful debts at year end as a percentage of year-end risk-weighted assets
Specific	0.12	0.14	0.18	0.18
General	0.71	0.74	0.71	0.80
	0.83	0.88	0.89	0.98
Non-accrual and restructured loans as a percentage of year-end loans (before provisions)	0.39	0.50	0.71	0.84
Charge to profit and loss account (ordinary and significant) as a percentage of
Year-end loans	0.20	0.34	0.28	0.32
Year-end loans and acceptances	0.18	0.32	0.25	0.29
Average loans and acceptances	0.19	0.33	0.26	0.31
Year-end risk-weighted assets	0.18	0.30	0.25	0.28

(1) Ratios exclude specific provisions for impaired off-balance sheet credit exposures.

Investment securities

	Consolidated AGAAP
	2005	2004
	$m	$m
Listed – Australia
Private corporations/other financial institutions’ bonds	—	50
Other securities	20	40
	20	90
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	1	141
US Treasury and other US Government agencies	—	5
Private corporations/other financial institutions’ certificates of deposit/bills	1,983	4,402
Private corporations/other financial institutions’ bonds	455	312
Other government bonds and securities	—	375
Other government treasury notes	43	50
Private corporations/other financial institutions’ promissory notes	45	65
Securities of or guaranteed by New Zealand Government	971	720
Private corporations/other financial institutions’ commercial paper	—	478
	3,498	6,548
Total listed investment securities	3,518	6,638
Unlisted – Australia
Other securities	398	376
	398	376
Unlisted – Overseas
Private corporations’ Eurobonds	—	17
Private corporations/other financial institutions’ bonds	3,524	4,452
Other government treasury notes	5	—
Private corporations/other financial institutions’ floating rate notes	21	30
Total unlisted investment securities	3,948	4,875
Total investment securities	7,466	11,513

	Consolidated AGAAP
	2005	2004
	$m	$m
Market value information
Listed – Australia
Private corporations/other financial institutions’ bonds	—	50
Other securities	20	40
	20	90
Listed – Overseas
Securities of or guaranteed by UK/Irish governments	1	146
US Treasury and other US Government agencies	—	5
Private corporations/other financial institutions’ certificates of deposit/bills	1,977	4,401
Private corporations/other financial institutions’ bonds	442	316
Other government bonds and securities	—	376
Other government treasury notes	43	50
Private corporations/other financial institutions’ promissory notes	45	65
Securities of or guaranteed by New Zealand Government	971	720
Private corporations/other financial institutions’ commercial paper	—	479
	3,479	6,558
Total listed investment securities at market value	3,499	6,648
Unlisted – Australia
Other securities	398	376
	398	376
Unlisted – Overseas
Private corporations’ Eurobonds	—	18
Private corporations/other financial institutions’ bonds	3,524	4,452
Other government treasury notes	5	—
Private corporations/other financial institutions’ floating rate notes	21	30
Total unlisted investment securities at market value	3,948	4,876
Total investment securities at market value	7,447	11,524

Short term borrowings

Short-term borrowings of the Group include the commercial paper programs of the Company, National Australia Funding (Delaware), Inc., and Bank of New Zealand. The following table sets forth information concerning the Group’s commercial paper programs for the years ended September 30:

	Consolidated AGAAP
	2005	2004
	$m	$m
Commercial paper
Balance outstanding at balance date	16,690	17,868
Maximum outstanding at any month end	27,239	20,592
Approximate average amount outstanding during the year	17,667	16,343
Approximate weighted average interest rate on
Balance outstanding at balance date (per annum)	3.5%	2.2%
Average amount outstanding during the year (per annum)	3.1%	1.9%

Average balance sheet and related interest

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on impaired assets to the extent cash payments have been received. Amounts classified as overseas represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches. Impaired assets are included with interest-earning assets within loans and advances.

Average assets and interest income

	2005 AGAAP			2004 AGAAP
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	% pa	$m	$m	% pa
Average interest-earning assets
Due from other financial institutions
Australia	8,524	393	4.61	7,801	336	4.31
Overseas	14,468	522	3.61	16,383	462	2.82
Marketable debt securities
Australia	19,460	1,074	5.52	21,276	1,152	5.41
Overseas	16,839	690	4.10	14,672	526	3.59
Loans and advances
Australia	157,756	11,245	7.13	143,102	9,952	6.95
Overseas	98,416	6,581	6.69	97,433	5,927	6.08
Regulatory deposits
Overseas	169	1	0.59	228	2	0.88
Other interest-earning assets(1)	6,761	366	n/a	5,605	293	n/a
Intra-group loans
Overseas	7,219	174	2.41	15,622	415	2.66
Average interest-earning assets and interest income including intra-group loans	329,612	21,046	6.39	322,122	19,065	5.92
Intra-group loans eliminations	(7,219)	(174)	2.41	(15,622)	(415)	2.66
Total average interest-earning assets and interest income	322,393	20,872	6.47	306,500	18,650	6.08
Average non-interest-earning assets
Acceptances
Australia	20,873			18,257
Overseas	61			52
Investments relating to life insurance business(2)
Australia	43,701			34,809
Overseas	705			309
Property, plant and equipment
Australia	1,155			1,343
Overseas	993			819
Other assets
Australia	22,384			24,915
Overseas	17,077			21,266
Total average non-interest- earning assets	106,949			101,770
Provision for doubtful debts
Australia	(1,434)			(1,190)
Overseas	(1,021)			(1,074)
Total average assets	426,887			406,006
Percentage of total average assets applicable to overseas operations	35.9%			38.1%

Average liabilities and interest expense

Average interest-bearing liabilities
Due to other financial institutions(3)(4)
Australia	14,091	685	4.86	12,897	612	4.75
Overseas	29,793	1,095	3.68	32,668	975	2.98
Savings (short-term) deposits
Australia	8,257	425	5.15	8,079	371	4.59
Overseas	14,957	470	3.14	17,039	396	2.32
Other on-demand deposits(3)(4)
Australia	39,180	1,336	3.41	37,025	1,116	3.01
Overseas	20,530	419	2.04	21,068	341	1.62
Term deposits and certificates of deposits(5)
Australia	52,812	2,804	5.31	46,076	2,330	5.06
Overseas	46,865	2,273	4.85	50,722	1,817	3.58
Government and official institution deposits
Australia	506	12	2.37	907	41	4.52
Overseas	642	15	2.34	1,175	13	1.11
Short-term borrowings(3)(6)
Australia	14,151	504	3.56	13,613	438	3.22
Overseas	9,593	273	2.85	6,487	90	1.39
Long-term borrowings
Australia	35,697	1,427	4.00	26,051	1,013	3.89
Overseas	1,185	67	5.65	1,208	64	5.30
Other debt issues
Australia	329	13	3.95	344	15	4.36
Overseas	976	102	10.45	1,305	108	8.28
Other interest-bearing liabilities(1)(6)	123	1,870	n/a	178	1,719	n/a
Intra-group loans
Australia	7,219	174	2.41	15,622	415	2.66
Average interest-bearing liabilities and interest expense including intra-group loans	296,906	13,964	4.70	292,464	11,874	4.06
Intra-group loans eliminations	(7,219)	(174)	2.41	(15,622)	(415)	2.66
Total average interest-bearing liabilities and interest expense	289,687	13,790	4.76	276,842	11,459	4.14

Average non-interest-bearing liabilities
Liability on acceptances
Australia	20,873			18,257
Overseas	61			52
Deposits not bearing interest
Australia	6,416			5,936
Overseas	5,093			6,960
Life insurance policy liabilities(2)
Australia	38,135			33,014
Overseas	503			404
Other liabilities
Australia	16,459			15,369
Overseas	18,289			21,370
Total average non-interest-bearing liabilities	105,829			101,362
Total average liabilities	395,516			378,204
Average equity
Ordinary shares	7,396			6,305
Preference shares	—			227
National Income Securities	1,945			1,945
Trust Preferred Securities	975			975
Trust Preferred Securities II	531			—
Contributed equity	10,847			9,452
Reserves	874			1,079
Retained profits	15,369			13,957
Parent entity interest	27,090			24,488
Outside equity interest in controlled entities	4,281			3,314
Total average equity	31,371			27,802
Total average liabilities and equity	426,887			406,006
Percentage of total average liabilities applicable to overseas operations	37.6%			42.4%

(1)	Includes interest on derivatives and escrow deposits.

(2)

Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income and has therefore been treated as non-interest-earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to restrictions of the Life Insurance Act 1995 (Cth).

(3)

A change to the classification of certain exposures from ‘other on-demand deposits’ to ‘due to other financial institutions’ and ‘short-term borrowings’ has been made to ensure consistent classification across notes to the financial statements. The amounts of $3,860 million for 2004 has been reclassified from ‘other on-demand deposits’ to ‘due to other financial institutions’ (2004: $2,781 million) and ‘short-term borrowings’ (2004: $1,079 million). Associated interest expenses have also been reclassified.

(4)

A change to the classification of certain exposures from ‘due to other financial institutions’ to ‘other on-demand deposits’ has been made to ensure consistent classification across notes to the financial statements. The amounts of $2,980 million for 2004 has been reclassified. Associated interest expenses have also been reclassified.

(5)	The sum of term deposits and certificates of deposit equates to time deposits.

(6)	Certain interest expenses have been reclassified from ‘short-term borrowings’ to ‘other interest-bearing liabilities’. As a result $154 million has been reclassified for 2004.

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

	2005 over 2004
	Increase/(decrease)
	due to change in
	Average	Average
	balance	rate	Total
	$m	$m	$m
Interest-earning assets
Due from other financial institutions
Australia	32	25	57
Overseas	(59)	119	60
Marketable debt securities
Australia	(100)	22	(78)
Overseas	84	80	164
Loans and advances
Australia	1,033	260	1,293
Overseas	58	596	654
Regulatory deposits
Overseas	—	(1)	(1)
Other interest-earning assets (1)	62	11	73
Change in interest income	1,110	1,112	2,222

(1)                               Includes interest-earning off-balance sheet derivatives.

	2005 over 2004
	Increase/(decrease)
	due to change in
	Average	Average
	balance	rate	Total
	$m	$m	$m
Interest-bearing liabilities
Due to other financial institutions
Australia	58	15	73
Overseas	(92)	212	120
Savings (short-term) deposits
Australia	8	46	54
Overseas	(52)	126	74
Other on-demand deposits
Australia	67	153	220
Overseas	(9)	87	78
Term deposits and certificates of deposit
Australia	354	120	474
Overseas	(147)	603	456
Government and official institution deposits
Australia	(14)	(15)	(29)
Overseas	(7)	9	2
Short-term borrowings
Australia	18	48	66
Overseas	57	126	183
Long-term borrowings
Australia	385	29	414
Overseas	(1)	4	3
Other debt issues
Australia	(1)	(1)	(2)
Overseas	(30)	24	(6)
Other interest-bearing liabilities (1)	(638)	789	151
Change in interest expense	(44)	2,375	2,331
Change in net interest income	1,154	(1,263)	(109)

(1)                               Includes interest-bearing off-balance sheet derivatives.

Average interest-earning assets for 2005 increased by $15.9 billion or 5.2% to $322.4 billion. The impact of the volume growth on interest income was an increase of $1,110 million in 2005. This reflects a continued environment of housing lending-driven volume growth, primarily in Australia. The movement in rates over the same period resulted in an increase in interest income of $1,112 million in 2005. The increases in 2005 reflect an environment of rising interest rates in Australia, the UK and New Zealand.

Average interest-bearing liabilities increased by $12.8 billion in 2005. The impact of the increasing volumes on interest expense was a decrease of $44 million in 2005. The movement in rates over the same period resulted in an increase in interest expense of $2,375 million in 2005. The increase in interest expense reflects an increase in long-term borrowings, in Australia, reflecting the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues, a continued increase in term deposits (primarily in Australia and New Zealand) due to more competitive pricing in 2005, an increase in certificates of deposit in Australia, and rising interest rates in all regions during the year.

SIGNATURE PAGE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

	Signature:	/s/ Michael J Healey
Date: 21 December 2006	Name: Michaela J Healey
Title: Company Secretary